Form 20-F
period 2010-12-31
Ambow Education Holding Ltd.
filed 2011-04-14
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2010

OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

OR

☐	Shell Company Report pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 Date of the event requiring this shell company report

Commission file number: 001-34824

AMBOW EDUCATION HOLDING LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District, Beijing

100088

People’s Republic of China

(Address of Principal executive offices)

Dr. Jin Huang, President and Chief Executive Officer

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District, Beijing

100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

Facsimile: +86 (10) 6206-8100

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Ordinary Shares	New York Stock Exchange*

*	Not for trading, but only in connection with the listing on New York Stock Exchange of American depository shares representing the Class A ordinary shares. Each American depositary share represents two Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by this report. 21,354,414 Class A Ordinary Shares and 121,212,562 Class B Ordinary Shares, par value $0.0001 per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated Filer ☐	Non-accelerated Filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CONVENTIONS THAT APPLY IN THIS ANNUAL REPORT ON FORM 20-F

Except where the context requires otherwise and for purposes of this annual report only:

•	"ADSs" refers to our American depositary shares, each of which represents two Class A ordinary shares, and "ADRs" refers to the American depositary receipts that evidence our ADSs.

•

"Ambow," "we," "us" or "our" refer to Ambow Education Holding Ltd. and its subsidiaries and, in the context of describing our operations and consolidated financial data, also include our VIEs and their respective subsidiaries.

•	"China" or "PRC" refers to the People’s Republic of China, excluding, for the purpose of this annual report, Hong Kong, Macau and Taiwan.

•	"GaoKao" refers to university entrance exams administered in China.

•	"IPO" refers to the initial public offering of our ADSs.

•	"RMB" or "Renminbi" refers to the legal currency of China.

•	"U.S. GAAP" refers to the Generally Accepted Accounting Principles in the United States.

•

"VIEs" refers to our variable interest entities, which are certain domestic PRC companies in which we do not have direct or controlling equity interests but whose historical financial results have been consolidated in our financial statements in accordance with U.S. GAAP.

•	"ZhongKao" refers to senior high school entrance exams administered in China.

•	"$", "US$" or "U.S. dollars" refers to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "likely," "will," "would," "could," and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	Anticipated trends and challenges in our business and the markets in which we operate;

•	Our ability to anticipate market needs or develop new or enhanced services and products to meet those needs;

•	Our ability to compete in our industry and innovation by our competitors;

•	Our ability to protect our confidential information and intellectual property rights;

•	Our ability to successfully identify and manage any potential acquisitions;

•	The timing and number of future acquisitions and the compensation we will expend to make future acquisitions;

•	Our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•	The impact on our business and results of operations arising from the defects in our real properties;

•	Our planned capital expenditures in 2011;

•	Our plan to make significant expenditures to create and maintain our positive brand awareness and brand loyalty;

•	Our ability to manage growth; and

•	Economic and business conditions in China.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the information under "Item 3.D Key Information—Risk Factors" and elsewhere in this annual report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The selected consolidated financial data presented below for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010 is derived from our audited consolidated financial statements included elsewhere in this annual report, which were prepared in accordance with U.S. GAAP. The selected consolidated financial data presented below for the year ended December 31, 2007 and as of December 31, 2007 and 2008 is derived from our audited consolidated financial statements that are not included in this annual report, which were prepared in accordance with U.S. GAAP. We have omitted the selected financial data as of and for the year ended December 31, 2006, as such information is not available on a basis that is consistent with the consolidated financial statements as of and for the years ended December 31, 2007, 2008, 2009 and 2010, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

We have completed a number of acquisitions since January 1, 2008, which have affected period-to-period comparisons of our selected consolidated financial data. The results of our acquired companies have been included in our financial statements since their respective dates of acquisition and have contributed to our growth in net revenues, net income and net income per share.

	For the Year Ended December 31,
	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Consolidated Statement of Operations Data:
NET REVENUES:
Educational programs and services	317,854	469,543	760,444	1,175,723	178,140
Educational products	1,077	38,826	141,582	229,161	34,721

Total net revenues	318,931	508,369	902,026	1,404,884	212,861
Cost of revenues	(205,619)	(327,168)	(408,985)	(581,029)	(88,035)

GROSS PROFIT	113,312	181,201	493,041	823,855	124,826

Operating expenses:
Selling and marketing (1)	(19,600)	(43,123)	(138,423)	(243,193)	(36,847)
General and administrative (1)	(33,828)	(56,860)	(188,518)	(289,082)	(43,800)
Research and development (1)	(3,754)	(11,696)	(17,470)	(27,769)	(4,207)

Total operating expenses	(57,182)	(111,679)	(344,411)	(560,044)	(84,854)

OPERATING INCOME	56,130	69,522	148,630	263,811	39,972

OTHER INCOME (EXPENSE)	(11,315)	5,573	(9,047)	(13,670)	(2,071)

Income before tax and non-controlling interest	44,815	75,095	139,583	250,141	37,901
Income tax expense	(10,578)	(7,735)	(1,562)	(38,442)	(5,825)

NET INCOME	34,237	67,360	138,021	211,699	32,076
Non-controlling interest	—	—	215	4,333	657

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	34,237	67,360	138,236	216,032	32,733
Preferred shares redemption value accretion	(1,407)	(67,768)	(157,877)	(94,209)	(14,274)
Allocation of net income to participating preferred shareholders	(20,837)	(53,949)	(93,611)	(55,534)	(8,414)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	11,993	(54,357)	(113,252)	66,289	10,045

Net income (loss) per ordinary share: (2)
Basic	0.75	(2.36)	(2.89)	0.77	0.12
Diluted	0.33	(2.36)	(2.89)	0.63	0.10
Net income (loss) per ADS:
Basic	1.50	(4.72)	(5.78)	1.55	0.23
Diluted	0.66	(4.72)	(5.78)	1.26	0.19
Weighted average shares used in calculating net income (loss) per share (2)
Basic	16,031,507	23,038,853	39,193,092	85,551,412	85,551,412
Diluted	37,622,476	23,038,853	39,193,092	112,122,045	112,122,045

(1)	Share-based compensation expense included in:

	For the Year Ended December 31,
	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selling and marketing	623	1,194	4,411	7.204	1,092
General and administrative	4,175	8,370	8,640	26,029	3,944
Research and development	353	426	480	981	149

(2)	Basic and diluted net income (loss) per ordinary share is computed by dividing net income by the weighted average number of shares outstanding for the period. The potentially dilutive warrants, preferred shares and options were excluded from the calculation of diluted net income (loss) per share in those periods where their inclusion would be anti-dilutive.

	As of December 31,
	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	416,094	778,824	409,926	869,300	131,712
Total current assets	1,006,011	1,578,712	1,133,515	1,663,782	252,089
Total assets	1,012,335	1,993,884	3,672,394	4,238,497	642,197
Total current liabilities	475,104	502,738	1,131,901	1,071,402	162,331
Total liabilities	475,104	525,626	1,582,625	1,505,504	228,104
Mezzanine equity	387,757	1,131,408	1,288,147	—	—
Total shareholders equity	149,474	336,850	801,622	2,732,993	414,093

	For the Year Ended December 31,
	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by/(used in) operating activities	88,613	(63,630)	523,094	456,914	69,232
Net cash used in investing activities	(118,430)	(261,831)	(802,365)	(392,364)	(59,450)
Net cash provided by/(used in) financing activities	388,754	700,041	(86,500)	406,598	61,604

Exchange Rates

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at the noon buying rate on December 30, 2010, which was RMB 6.600 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 8, 2011, the daily exchange rate reported by the Federal Reserve Board was RMB 6.5350 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Board.

	Exchange Rate
Period	Period End	Average (1)	Low (2)	High (2)
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7653	6.6000	6.8330
October	6.6705	6.6675	6.6397	6.6912
November	6.6670	6.6538	6.6330	6.6892
December	6.6000	6.6497	6.6000	6.6745
2011
January	6.6017	6.5964	6.5809	6.6364
February	6.5713	6.5761	6.5520	6.5965
March	6.5483	6.5645	6.5483	6.5743
April (through April 8, 2011)	6.5350	6.5410	6.5350	6.5477

(1)	Annual averages are calculated from month-end noon buying rates in the city of New York as published by the Federal Reserve Bank. Monthly averages are calculated using the daily noon buying rates in the city of New York as set forth in the H.10 statistical release of the Federal Reserve Board during the relevant periods.
(2)	Annual and monthly lows and highs are calculated from daily noon buying rates in the city of New York as published by the Federal Reserve Bank.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks related to our business and industry

If we are not able to continue to attract students to enroll in our programs, our net revenues may decline and we may not be able to maintain profitability.

The success of our business largely depends on the number of student enrollments in our programs and the amount of course fees that our students are willing to pay. Therefore, our ability to continue to attract students to enroll in our programs without a significant decrease in course fees is critical to the continued success and growth of our business. This will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. Our colleges are subject to government imposed annual enrollment quota limits. If we were to violate requirements to which we are subject, the MOE could reduce the annual enrollment quotas at our colleges or restrict the programs we offer at our colleges or the methods by which we recruit new students. If we are unable to continue to attract students to enroll in our programs without a significant decrease in course fees, our net revenues may decline and we may not be able to maintain profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

If we are not able to continue to attract and retain qualified education professionals, we may not be able to maintain consistent teaching quality throughout our school and learning center network and our brand, business and results of operations may be materially and adversely affected.

Our education professionals are critical to maintaining the quality of our services, software products and programs, and maintaining our brand and reputation, as they interact with our students on a regular basis. We must continue to attract qualified education professionals who have a strong command of the subject areas to be taught and meet our qualifications. There are a limited number of education professionals in China with the necessary experience to satisfy our qualifications, and we must provide competitive compensation packages to attract and retain qualified teachers and tutors. Some of our education professionals are teachers of public schools that are working at our tutoring centers on a part-time basis. Paid tutoring by teachers of public schools has received more regulatory scrutiny recently. Some of the provinces and cities where we have substantial business operations, such as Beijing, Tianjin, Jiangsu, Hunan and Shaanxi, have promulgated local regulations prohibiting teachers of public schools from teaching, on a part-time basis, at private schools during the work week or at any time. We believe that some of our teachers also work in public schools. If these education professionals choose to leave, or are forced to leave, our learning centers to comply with relevant local regulations, we will need to seek new teachers to replace them which we cannot assure you that we will be able to do at a reasonable cost or at all. If these regulations become the trend and are adopted in more provinces and cities or become more restrictive, we may need to seek more new teachers in more places, which will further increase the difficulty of our recruiting efforts. While none of the existing local regulations impose any penalty on private schools like ours for hiring teachers who also teach at public schools, we cannot assure you that such regulations will not be adopted in the future. In addition, we may not be able to hire and retain enough qualified education professionals to keep pace with our anticipated growth or at acceptable costs while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. Shortages of qualified education professionals, or decreases in the quality of our instruction, whether actual or perceived in one or more of our markets, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. Further, our inability to retain our education professionals may hurt the brands we are trying to develop, and retaining qualified teachers at additional costs may have a material adverse effect on our business and results of operations.

We may not be able to manage our business expansion and increasingly complicated operations effectively, which could harm our business.

We have expanded rapidly, both through acquisitions and internal growth, and we plan to continue to expand our operations in different geographic areas as we address growth in our customer base and market opportunities. We increased the number of our tutoring and career enhancement centers from one as of December 31, 2007 to 124 as of December 31, 2010, and we increased the number of our directly-operated schools from none as of December 31, 2007 to five K-12 schools and two colleges as of December 31, 2010. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. To manage the expected growth of our operations and personnel, we will be required to expand our existing operational, administrative and technological systems and our financial systems, procedures and controls, and to expand, train and manage our growing employee base. In addition, the geographic dispersion of our operations as a result of acquisitions and overall internal growth requires significant management resources. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate entities we acquire into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

Our business depends on the strength of our brands in the marketplace. We may not be able to retain existing students or attract new students if we cannot continue to use, protect and enhance our brands successfully in the marketplace.

Our operational and financial performance and the successful growth of our business are highly dependent on market awareness of our "Ambow" brand and the regional brands that we have acquired. We believe that maintaining and enhancing the "Ambow" brand is critical to maintaining and enhancing our competitive advantage and growing our business. In order to retain existing students and attract new students, we plan to continue to make significant expenditures to create and maintain our positive brand awareness and brand loyalty. The diverse set of services and products that we offer to K-12 students, college students and other adults throughout many provinces in China places significant demands on us to maintain the consistency and quality of our services and products to ensure that our brands do not suffer from any actual or perceived decrease in the quality of our services and products. As we continue to grow in size, expand our services and products and extend our geographical reach, maintaining the quality and consistency of our services and products may be more difficult. Any negative publicity about our services, products, schools or learning centers, regardless of its veracity, could harm our brand image and have a material adverse effect on our business and results of operations.

We face significant competition in each major program we offer and each geographic market in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. In addition, our K-12 schools compete with public schools in China, which are generally viewed to be superior to private schools within the Chinese market. We face competition in each major program we offer and each geographic market in which we operate. Moreover, competition is particularly intense in some of the key geographic markets in which we operate, such as Beijing and Shanghai.

We also face competition from many different companies that focus on one area of our business and are able to devote all of their resources to that business line, and these companies may be able to more quickly adapt to changing technology, student preferences and market conditions in these markets than we can. These companies may, therefore, have a competitive advantage over us with respect to these business areas.

The increasing use of the Internet and advances in Internet- and computer-related technologies are eliminating geographic and cost-entry barriers to providing private educational services. As a result, many international companies that offer online test preparation and language training courses may decide to expand their presence in China or to try to penetrate the China market. Many of these international companies have strong education brands, and students and parents in China may be attracted to the offerings based in the country that the student wishes to study in or in which the selected language is widely spoken. In addition, many Chinese and smaller companies are able to use the Internet to quickly and cost-effectively offer their services and products to a large number of students with less capital expenditure than previously required.

Competition could result in loss of market share and revenues, lower profit margins and limit our future growth. A number of our current and potential future competitors may have greater financial and other resources than we have. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products, and respond more quickly than we can to changes in student needs, testing materials, admissions standards, market needs or new technologies.

Our student enrollments may decrease due to intense competition, and we may be required to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our net revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be materially adversely affected.

We have completed a number of acquisitions, which involve substantial risks and uncertainties and could have a material adverse effect on our business and results of operations.

We have completed a number of acquisitions, and we intend to continue to make strategic acquisitions and investments as part of our growth strategy. In the future, we may also establish and maintain joint ventures and strategic relationships with third parties. Strategic acquisitions, investments and relationships with third parties involve substantial risks and uncertainties, including:

•	Our ability to identify and acquire targets in a cost-effective manner;

•	Our ability to obtain approval from relevant governmental authorities for the acquisitions and comply with applicable rules and regulations for such acquisitions;

•	Potential ongoing financial obligations in connection with acquisitions;

•	Potential unforeseen or hidden liabilities, including litigation claims or tax liabilities, associated with acquired companies or schools;

•	The diversion of resources and management attention from our existing businesses;

•	Failure to achieve the intended objectives, benefits or revenue-enhancing opportunities expected from the acquisitions;

•	Our ability to generate sufficient revenues to offset the costs and expenses of strategic acquisitions, investments, joint venture formations, or other strategic relationships; and

•	Potential loss of, or harm to, employee or customer relationships as a result of ownership changes.

In particular, while we have performed due diligence on each entity that we acquired before the acquisition, some of the acquired entities did not maintain their historical documents and records properly and a substantial amount of such documents and records were unavailable for our review. As such, there may be hidden liabilities and risks relating to the business and operation of such acquired entities that we failed to identify before the acquisition and of which we are still unaware. If any such hidden liability is found or any such risk materializes in the future, we may not be able to have any remedy against the sellers and may have to assume the liabilities and losses as a result.

If any one or more of these risks or uncertainties were to occur or if any of the strategic objectives we contemplated is not achieved, our ability to manage our business could be impaired. It could result in our failure to derive the intended benefits of these strategic acquisitions, investments, joint ventures or strategic relationships, or otherwise have a material adverse effect on our business, financial condition and results of operations. In addition, if we fail to successfully pursue our future acquisition strategy, our plans for further market penetration, revenue growth and improved results of operations could be harmed.

We may not be able to successfully integrate businesses that we acquire, which may cause us to lose anticipated benefits from such acquisitions and to incur significant additional expenses.

It is challenging to integrate business operations, infrastructure and management philosophies of acquired schools and companies. The benefits of our past and future acquisitions depend in significant part on our ability to integrate technology, operations and personnel. The integration of acquired schools and companies is a complex, time-consuming and expensive process that, without proper planning and implementation, could significantly disrupt our business and operations. The main challenges involved in integrating acquired entities include the following:

•	Ensuring and demonstrating to our students that the acquisitions will not result in adverse changes in service standards or business focus;

•	Consolidating and rationalizing corporate IT and administrative infrastructures;

•	Retaining qualified education professionals of our acquired entities;

•	Consolidating service and product offerings;

•	Coordinating and rationalizing research and development activities to enhance introduction of new products and technologies with reduced cost;

•	Preserving strategic, marketing or other important relationships of the acquired entity and resolving potential conflicts that may arise with our key relationships; and

•	Minimizing the diversion of management attention from ongoing business concerns.

We may not successfully integrate our operations and the operations of entities we acquire in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of the acquisitions to the extent, or in the timeframe, anticipated, which would have a material adverse effect on our results of operations.

Our historical results, growth rates and profitability may not be indicative of our future financial results.

We have experienced substantial growth in net revenues and profitability in recent years. Our net revenues grew from RMB508.4 million in 2008 to RMB902.0 million in 2009 to RMB1,404.9 million (US$212.9 million) in 2010. Our net income grew from RMB67.4 million in 2008 to RMB138.0 million in 2009 to RMB211.7 million (US$32.1 million) in 2010. In addition to organic growth, our historical net revenues and profitability growth was largely driven by acquisitions, which may not be sustainable or indicative of our future results. In the past, we delivered our learning materials through courses to students at our partner schools with the help of sales agents and maintained responsibility for the delivery of this service. In May 2008, we began to change the method by which we utilized our training materials to students at our partner schools, and started selling stand-alone software products to distributors who then sell those products to students not in our directly-operated schools and centers. For these product sales under our new business model we have no obligation to students or schools. At the same time, we have phased out our previous model of providing services to students of schools and centers that are not directly operated by ourselves. This change in our business process and changes in our business mix amongst our four operating segments will make our historical results and growth rates less effective for predicting our future results. Under our new product sales model for sales to distributors we recognize less net revenue per sale, but higher gross margins. As a result of these and other factors, we may not sustain our past growth rates in future periods, and we may not sustain profitability on a quarterly or annual basis in the future.

Our business depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team and, in particular, upon our retaining the services of our founder, Chairman and Chief Executive Officer, Dr. Jin Huang. If one or more of our senior executives or other key personnel, including our school principals, are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students, key professionals and staff members. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future, which could have a material adverse effect on our business and results of operations.

The growth of our business is in part dependent on our relationships with our distributors and corporate partners. If we were to lose these relationships, or the benefits we derive from these relationships were to diminish, our growth rates and our business would be harmed.

We rely on our distributors and corporate partners to help drive our net revenues and profitability growth rates. We have developed a number of strategic partnerships with significant national and multinational corporations who are expanding the business they do in China, including Cisco Systems, Inc., Skillsoft Plc and The McGraw-Hill Companies, Inc. We derive both direct benefits, such as expanding and improving the curriculum in our career enhancement centers and helping to attract additional students to these centers, and indirect benefits, such as strengthening the Ambow brand, from these partnerships. We have distributors who help us to distribute our software products throughout China to additional schools and students and to expand our geographic reach to areas where we do not have a direct presence. We also have partnerships, both directly and through our distributors, with a number of K-12 schools and universities throughout China. We sell our services and software products to the students in these schools and universities and also get students in our tutoring centers and career enhancement centers who are enrolled in these schools and universities. If our relationships with any of these partners were to be damaged or lost, or the benefits we derive from these relationships were to be diminished, whether by our own actions, actions of one or more governmental entities or actions of our competitors, our growth rates and our business would be harmed.

If we are not able to continually enhance our online programs, services and products and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.

Our online programs, services and products are vital to the success of our business. The market for such programs, services and products is characterized by rapid technological changes and innovation, unpredictable product life cycles and user preferences. We must quickly modify our online programs, services and products to adapt to changing student needs and preferences, technological advances and evolving Internet practices. Ongoing enhancement of our online offerings and related technologies may entail significant expense and technical risk. We may use new technologies ineffectively or fail to adapt our online services or products and related technologies on a timely and cost-effective basis. If our improvements to our online offerings and the related technology are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our business could be materially adversely affected.

If we fail to successfully develop and introduce new services and products in time, our competitive position and ability to generate revenues could be harmed.

Our future success depends partly on our ability to develop new services and products. The planned timing or introduction of new services and products is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational or other problems could delay or prevent the introduction of one or more of our new services or products. Moreover, we cannot assure you that any of our new services and products will achieve widespread market acceptance or generate incremental revenue. If our efforts to develop, market and sell new services and products to the market are not successful, our financial position, results of operations and cash flows could be materially adversely affected.

Failure to adequately and promptly respond to changes in curriculum, testing materials and standards could cause our services and products to be less attractive to our students.

There are continuous changes in the focus of the subjects and questions tested on ZhongKao and GaoKao in China, and the format of the tests and the manner in which the standardized tests are administered. These changes require us to continually update and enhance our curriculum, test preparation materials and our teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees. Further, we understand the MOE has been discussing reforms to curriculum of K-12 schools. Therefore, school curriculum will likely undergo changes and our tutoring and test preparation programs and materials will need to adapt to such changes. Failure to timely respond to such changes will adversely impact our tutoring services.

Failure to respond to changes to the current assessment and testing systems and admission standards in China could have a material adverse effect on our business and results of operations.

A substantial majority of the net revenues generated in our tutoring segment in the year ended December 31, 2010 were generated from tutoring services focused on preparing for ZhongKao and GaoKao. There have been changes in some areas in the way ZhongKao is administered. For example, beginning in 2010, Yunnan Province stopped administering ZhongKao. Instead, high schools will admit students based on a combination of a comprehensive evaluation of the students’ aptitude (provided by their middle schools) and the students’ middle school academic performance. To ensure the success of the educational reform and cultivate students’ comprehensive abilities, Yunnan Province also prohibits subject competitions in elementary and middle schools, including Olympic math competitions, and standardizes admission policies regarding adding points to middle school test scores based on a student’s extracurricular activities. As for GaoKao, some top universities such as Peking University have been allowed to recruit students through independently administered tests and admission procedures in recent years. The candidates still need to take GaoKao and their scores in GaoKao may not be lower than certain thresholds, but such GaoKao scores will not be the sole determining factor in the admission process. Students admitted in this manner generally should not exceed 5% of the annual enrollment quotas of these universities as approved by the MOE. In 2009, 76 universities and colleges were allowed to recruit students through independently administered tests and admission procedures according to a notice promulgated by the MOE on December 12, 2008. The number of such universities and colleges was increased to 80 in 2010 and may increase further in the future. To the extent ZhongKao, or even GaoKao, becomes less prevalent throughout China, our business and results of operations may be materially adversely affected.

Our results of operations may fluctuate, which makes our financial results difficult to forecast, and could cause our results to fall short of expectations.

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

•	The mix of our net revenues across our operating segments;

•	Acquisitions and related costs in a given period or the timing of such acquisitions within a given period;

•	The revenue and gross margin profiles of our acquisitions in a given period;

•	Our ability to successfully integrate our acquisitions and the timing of our post-integration activities;

•	Degree of results are subject to seasonality associated with the academic calendar with decreased net revenues specifically during Chinese New Year and over the summer;

•	Our ability to reduce our costs as a percentage of our net revenues; and

•	Increased competition.

Our ADSs could be subject to significant price volatility should our earnings fail to meet the expectations of the investment community. Any of these events could cause the price of our ADSs to fall.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in service days and student enrollments. Historically, the number of days on which our students attend our courses is lower in the first and third quarters due to school closures for the celebration of the Chinese New Year and summer vacation. Because we recognize revenue in our K-12 schools and colleges segments based on the number of service days in the quarter, we expect our revenue in the first and third quarters to be negatively impacted. Our costs and expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments, service days and net revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow in our K-12 schools and colleges segments, these seasonal fluctuations may become more pronounced.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

Our trademarks, trade names, copyrights, trade secrets and other intellectual property rights are important to our success. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws and confidentiality agreements with our employees, consultants and others, including our partner schools, to protect our intellectual property rights. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is widespread in China, and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. If we are unable to enforce our intellectual property rights, it could have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, we may be unable to halt the unauthorized use of our intellectual property through litigation. Failure to adequately protect our intellectual property could materially adversely affect our competitive position, our ability to attract students and our results of operations.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards.

Third parties may initiate litigation against us alleging infringement upon their intellectual property rights. On May 13, 2009, the Intermediate Court in Beijing accepted a filing of an infringement claim by the Graduate Management Admission Council, or GMAC, regarding alleged copyright infringement arising from the unauthorized use of GMAT materials by Beijing Century Bersen Consulting Co., Ltd., or Bersen, one of our tutoring centers. In November 2009, GMAC and Bersen entered into a settlement agreement that provides, among other things, that Bersen shall remove certain specified GMAT materials and hyperlinks from Bersen’s website, and RMB0.5 million was paid by Bersen to GMAC for damages and losses incurred by the alleged infringing acts. In September 2010, Beijing Kaidi Chenguang Technology Development Co., Ltd., or Kaidi, initiated an action against Ambow Shida and Ambow Online in the Haidian District Court in Beijing, the People’s Republic of China, alleging copyright infringement related to our Core Ebopo English and Ebopo English products. Ambow Shida and Ambow Online contested the claim, and Kaidi voluntarily withdrew its claims following a preliminary evidentiary hearing. In January 2011, Kaidi re-filed its claim for copyright infringement in the Haidian District Court in Beijing, the People’s Republic of China, against Ambow Shida and Ambow Online. In March 2011, Mintel Learning Technology, Inc. filed a complaint against Ambow Education Holding Ltd. and our President and CEO, Dr. Jin Huang, in U.S. District Court for the Northern District of California, alleging a claim of trade secret misappropriation. The complaint, which has not been served on us or Dr. Huang, seeks injunctive relief and unspecified damages. See Item 8.A Financial Information – Legal Proceedings." Although we believe that these claims are not meritorious and intend to defend ourselves vigorously, in the event of a future successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

We rely heavily on our information systems, and if we fail to further develop our technologies, or if our systems, software, applications, database or source code contain "bugs" or other undetected errors, our operations may be seriously disrupted.

The successful development and maintenance of our systems, software, applications and database, such as our school management software and system, learning engine and student database, is critical to the attractiveness of our online and offline programs and the management of our business operations. In order to achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our technology. This may require us to acquire additional equipment and software and to develop new applications. In addition, our technology platform upon which our management systems and online programs operate, and our other databases, products, systems and source codes could contain undetected errors or "bugs" that could adversely affect their performance.

To date, our information systems have not encountered material errors or technical issues that have adversely affected or disrupted our operations. If we encounter errors or other service quality or reliability issues, or if we are unable to design, develop, implement and utilize information systems and the data derived from these systems, our ability to realize our strategic objectives and our profitability could be adversely affected, and this may cause us to lose market share, harm our reputation and brand names, and materially adversely affect our business and results of operations.

Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain satisfactory performance, reliability, security or availability of our network infrastructure may cause significant damage to our reputation and our ability to attract and maintain students. Major risks involving our network structure include:

•

Breakdowns or system failures resulting in a prolonged shutdown of our servers, including failures attributable to power shutdowns, or attempts to gain unauthorized access to our systems, which may cause loss or corruption of data, including customer data, or malfunctions of software or hardware;

•	Disruption or failure in the national backbone network, which would make it impossible for visitors and students to log on to our websites;

•	Damage from fire, flood, power loss and telecommunications failures; and

•	Any infection by or spread of computer virus.

Any network interruption or inadequacy that causes interruptions in the availability of our websites or deterioration in the quality of access to our websites could reduce customer satisfaction and result in a reduction in the number of students using our services. If sustained or repeated, these performance issues could reduce the attractiveness of our online and offline programs. In addition, we may be subject to a security breach caused by a computer hacker, which could involve attempts to gain unauthorized access to our systems or personal information stored in our systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. A user who circumvents our security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Furthermore, increases in the volume of traffic on our websites could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause a disruption or suspension in our online course programs, which would hurt our brand and reputation, and thus negatively affect our net revenue growth. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic in the future.

All of our servers and routers, including backup servers, are currently hosted by third-party service providers within China. We do not currently maintain any backup servers outside of China. To improve the performance and to prevent the disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our websites to mirror our online resources.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which may cause interruptions to business operations of the affected schools, tutoring centers, colleges and career enhancement centers and adversely affect our financial results.

We lease most of the premises used for the operation of our schools, tutoring centers, colleges and career enhancement centers. As a result, we are dependent on the property rights of these properties held by their owners to enable us to use the premises. We cannot assure you that all lessors of our leased business premises have the relevant land use right certificates or building ownership certificates of the premises they lease to us or otherwise have the right to lease the premises to us.

As of December 31, 2010, we were unable to acquire copies of title certificates of buildings from lessors or registration or approval from competent authorities for properties to be obtained by lessors accounting for approximately 274,453 square meters, or approximately 49.7% of the premises we lease based on the aggregate of 552,193 square meters of space we lease for our tutoring centers, K-12 schools, career enhancement centers and colleges as of such date. These leased buildings with defects, which represent 35.0% of all of the buildings we lease and own, generally house the classrooms and dormitories for our students. Of the buildings we lease with defects, buildings covering approximately 13,377 square meters for schools or learning center space are leased from public schools and such buildings are prohibited from being leased to private schools. If any of our leases were terminated as a result of challenges by third parties or governmental agencies, we may be forced to relocate affected schools and learning centers and incur additional expenses. If we fail to find suitable replacement sites in a timely manner on terms acceptable to us, our business and net revenues at the affected sites could be materially adversely affected.

In 2010, our net revenues were RMB1,404.9 million (US$212.9 million). If we are forced to vacate the premises at the properties that have defects where we lease buildings that house our classrooms and dormitories, it could impact schools and learning centers that generate approximately 30.0% of our net revenues, which excludes approximately 16.3% of our net revenues in 2010 that were generated by sales of software products and were not reliant on our physical properties. We believe, however, that it is highly unlikely that we would be impacted by all or most of these defects at the same time across numerous locations in various jurisdictions where these properties are located, and we believe that we would be able to find alternative locations quickly without incurring significant additional expenses for most of these locations; therefore, we believe that any impact from these defects on our net revenues would be significantly smaller than 30.0%.

As of December 31, 2010, certain land leased separately from the buildings discussed above covering 370,498 square meters, which represented approximately 78.0% of all our land leased as of that date and approximately 31.3% of all of our leased and owned land as of that date, are restricted to industrial and other uses, rather than for educational use, including one plot of land owned by villages and rural organizations, or collectively-owned land, which is not permitted to be leased for a non-agricultural use under PRC law. This portion of our leased land is used for recreational areas at certain of our tutoring centers, K-12 schools and colleges. As a result, if we were forced to vacate this portion of leased land, which is leased separately from our buildings, we do not believe it would have a direct impact on our net revenues. However, if we are regarded by a competent authority as using this leased land for a purpose other than the use approved by the government, we may be ordered to vacate the relevant land and subject to fines at a rate that we believe, based on our review of the applicable regulations, would be up to RMB30.0 (US$4.39) per square meter, and the total amount of the fines might be up to RMB11.1 million (US$1.6 million).

We are not aware of any actions, claims or investigations being contemplated by the competent governmental entitles with respect to the defects in our leased real properties. However, if we are unable to use the existing properties, enter new leases or renew our current leases in a timely basis and on terms favorable to us, our business, results of operations and financial condition could be materially adversely affected.

We do not possess the relevant land use right certificates or building ownership certificates for some of the properties owned by us, and certain of the properties that we own have potential defects or issues that may not be easily remedied, which could cause us to incur significant additional expenses or could disrupt certain aspects of our business.

Some of the real properties that we own have defects or potential issues such as missing title certificates. As of December 31, 2010, we own and occupy land covering an aggregate of 709,222 square meters, of which two parcels of land covering 71,654 square meters, accounting for 10.1% of the land we own as of that date and 6.1% of the land we lease and own as of that date, do not have land use right certificates. One additional parcel of our land covering 12,601 square meters, accounting for 1.8% of the land we own, is zoned for industrial use but actually used for educational purposes. As of December 31, 2010, we own an aggregate of 221,516 square meters of buildings. We have not acquired the building ownership certificates for buildings covering 66,370 square meters, accounting for 30.0% of the square meters of the buildings we own, including certain properties covering 55,870 square meters that have some of the required permits and 10,500 square meters that are without any of the required permits.

To the extent competent governmental entities were to detect these defects and we were found not to be in compliance with the applicable regulations, we may be subject to fines or incur significant additional expenses, our legal title to some of our properties may be challenged, and certain of the land we use to operate our business may be confiscated. We believe that the land covering 12,601 square meters used for purpose other than the approved purposes, and the buildings covering 10,500 square meters built without any of the required permits could cause us to incur fines up to an estimate of approximately RMB5.4 million (US$0.8 million) if authorities were to investigate and fine us. If we are required to find alternative locations for our schools and learning centers, we may be required to pay increased rent for the new locations and the new locations, especially for our K-12 schools and colleges, may be less convenient and accessible to our students and teachers, which may materially adversely affect our business, results of operations and financial condition.

We are in the process of applying for the land use right for two parcels of land covering 71,654 square meters and building ownership certificates for five buildings covering 66,370 square meters for which we do not yet hold effective title certificates, and are trying to remedy the defects and issues that prevent us from obtaining such certificates. We shall apply to the local bureau of land and resources, which is in charge of the planning, administration, protection and rational utilization of such natural resources as land, minerals and marine resources in the PRC, for the land use rights to the land we currently occupy without land use right certificates. According to PRC laws, such land use rights shall be distributed through public procedures such as bidding, auction or listing for sale unless such land use rights are legally obtained through allocation from the government. If we bid successfully in these public procedures, we will then sign transfer of land use right agreements with the local bureau of land and resources. The land use right certificate would be issued to us after we fully pay the fees and taxes for the land use right. For land zoned for industrial purposes but used for education purposes, we will apply to the local bureau in charge of urban planning to change the use purpose of the land and then apply for a new land use right certificate indicating the new use purpose. We estimate that the costs we will incur to remedy these defects and issues will be approximately RMB6.0 million (US$0.9 million) to RMB9.0 million (US$1.4 million). We expect to complete the application process and obtain the certificates in a reasonable period of time, but do not have an exact time frame. However, we cannot assure you that these applications will be approved in a timely fashion or at all. If we are not able to remedy these defects in a timely manner, we may be required to find alternative locations for our schools and learning centers or may be subject to fines or penalties, either of which could have a material adverse effect on our business or results of operations.

We were aware of defects in the leased or owned real properties at target entities at the time we made acquisitions. As we continue to expand our business and acquire additional schools and learning centers, certain defects might exist in the leased or owned properties of the schools and learning centers we acquire in the future.

The defects in certain of the properties of our directly-operated schools and learning centers existed at the time we acquired these entities. Our mergers and acquisitions team has followed an internal procedure to identify and assess risks in connection with acquisitions. We were aware of the defects in the leased or owned properties of the acquired schools during our due diligence review, and a final business decision was made after our analysis of the likely impact of such real property defects. As we continue to expand our business and make acquisitions of additional schools and learning centers, we cannot assure you that all properties leased or owned by our acquisition targets will be fully in compliance with the relevant real property regulations. If the target schools fail to remedy the defects and issues in the leased or owned real properties prior to the time at which we complete the acquisitions, the schools or learning centers may be subject to fines or other penalties, which may adversely affect our operation of these schools and our operating results.

Failure by our colleges to comply with regulatory requirements on land use rights and capital commitment may subject our colleges to penalties and adversely affect our business operations.

The Rules Relating to the Establishment and Regulation of Independent Colleges, or Independent College Rules, promulgated by the MOE on February 22, 2008 and effective as of April 1, 2008, provide that an independent college established thereafter shall hold the land use right certificate or construction planning permit for land covering at least 500 mu (333,334 square meters), and independent colleges established prior to April 1, 2008 are required to meet this land requirement within a grace period of five years, namely prior to March 31, 2013. Both of our colleges, the Applied Technology College and Beijing Century College, were established prior to April 1, 2008 and are subject to such minimum land requirements and do not currently comply. To satisfy such requirements would require us to incur significant expenses that we are not able to quantify, but which could be millions of RMB, and we cannot assure you that we can satisfy these requirements in time. In addition, the Independent College Rules require that the capital commitment to an independent college established before the Rules came into effect shall be paid within one year after its effectiveness. Up to now, the capital commitment to the Applied Technology College is fully paid in cash, but we still need to contribute land use rights. For the year ended December 31, 2010, net revenues from our two independent colleges accounted for 16% of our net revenues. Our failure to comply with the land requirements before the deadline or the capital commitment requirement may subject us to penalties, including fines of an unknown amount, and the colleges’ ability to recruit additional students may be limited or suspended, any of which may result in a material adverse effect on our reputation, business and results of operations.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would adversely affect our net income.

In accordance with U.S. GAAP, we account for our acquisitions using the purchase method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted a stock option plan in 2005, or 2005 Stock Plan, as well as an equity incentive plan in 2010, or 2010 Equity Incentive Plan. We have granted share options under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, and may have an adverse or negative impact on our results of operations or the price of our ADSs. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. As of December 31, 2010, we had RMB 88.3 million (US$ 13.4 million) of unrecognized share-based compensation costs, adjusted for estimated forfeitures, related to unvested stock option awards granted prior to such date, which are expected to be recognized over a weighted-average period of 2.41 years. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Changes to accounting pronouncements or taxation rules or practices or greater than anticipated tax liabilities may adversely affect our reported results of operations or how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements or taxation rules, such as FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes," or FIN 48 (now codified as ASC 740), the Corporate Income Tax Law in China which was effective January 1, 2008, or New CIT Law, and various interpretations of accounting pronouncements or taxation practice have been adopted and may be adopted in the future. These accounting standard and tax regulation changes, future changes and the uncertainties surrounding current practices and implementation procedures may adversely affect our reported financial results or the way we conduct our business. We are subject to income tax, business tax and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Moreover, we may lose the tax benefits we are currently receiving or we may be forced to disgorge prior tax benefits we have enjoyed and pay additional taxes and possibly penalties for prior tax years, any of which would harm our results of operations.

For the years ended December 31, 2008, 2009 and 2010, we received the following preferential tax treatments: (i) Ambow Online was recognized as a "Software Enterprise" and was exempted from income tax on its profits for 2008 and 2009, and is subject to a 50% reduction in income tax rate from 2010 to 2012; and (ii) certain of the affiliated entities of our VIEs, namely, Shandong North Resource Information Technology Co., Ltd. and Jinan Prosperous Resource Technology Co., Ltd., were recognized as "Software Enterprises." Shandong North Resource Information Technology Co., Ltd. was exempt from income tax on profits for 2005 and 2006, and was subject to a 50% reduction in income tax rate from 2007 to 2009 while Jinan Prosperous Resource Technology Co., Ltd. was exempt from income tax for 2008 and 2009 and is subject to a 50% reduction in income tax rate from 2010 to 2012. In order to maintain the "Software Enterprise" status, each of these entities is required to obtain a Certificate of Software Enterprise issued by the provincial IT industry administration authorities through meeting the following conditions: (a) its primary business includes computer software development and production, system integration, application services and other related technical services because an enterprise which only engages in software trading is not qualified, (b) it has developed one or more software products or has intellectual property rights to such products, or provides such services as certified computer information system integration, (c) it has the technical equipment and business location required to engage in software development and related technical services, (d) it has the means and ability to control the quality of its software products and technical services, (e) its technicians engaging in product development and technical services make up no less than 50% of the staff, (f) its research and development expenses for software technology and products make up more than 8% of its software revenues, and (g) its annual software sales make up more than 35% of its total annual revenue and the sales of self-produced software make up more than 50% of the software sales. Pursuant to the Criteria for Recognition and Administrative Measures of Software Enterprises, Software Enterprises are subject to annual inspections by the local software industry associations or other relevant associations authorized by the Ministry of Industry and Information Technology, or the MIIT. Software Enterprises which fail such annual inspections may not, for the current year, enjoy the relevant incentive policies including the preferential tax treatment. Each of Ambow Online, Shandong North Resource Information Technology Co., Ltd. and Jinan Prosperous Resource Technology Co., Ltd. has obtained the Certificate of Software Enterprise. For the years ended December 31, 2008, 2009 and 2010, if our corporate subsidiaries and VIEs in the PRC had not been awarded tax holidays or received preferential tax treatment, the increase in our tax expense would have been RMB16,521,000, RMB39,083,000 and RMB39,997,000, respectively. We currently expect to continue to receive these preferential tax treatments throughout the granted periods.

For private schools or colleges operated for reasonable returns they were normally subject to income taxes at 33% prior to 2008 and 25% after January 1, 2008 but were, under certain circumstances, subject to deemed amounts or rates of income tax to be determined by the relevant tax authorities. According to the Implementing Rules of the Law for Promoting Private Education and other relevant tax rules, prior to January 1, 2008, had our schools and colleges been registered as not requiring reasonable returns, they would generally have been exempt from income taxes. To date, no separate regulations or guidelines have been released on how to define reasonable return for the purposes of assessing a school’s tax status prior to January 1, 2008. Moreover, New CIT Law includes specific criteria that need to be met by an entity to qualify as a not-for-profit organization in order to be exempt from corporate income tax. An official circular was issued in November 2009 to set out further clarification of the requirements for not-for-profit organizations, and the circular stipulated that only not-for-profit organizations certified jointly by finance and taxation authorities are entitled to tax exemption and the circular shall go into effect retrospectively as of January 1, 2008. While we currently do not believe it is likely that our schools and colleges would qualify as not-for-profit organizations and therefore be exempt from corporate income tax under the New CIT Law, the detailed implementation guidance has not been provided to local tax authorities on how to apply these changes to schools and colleges. We intend to engage an external tax consultant to conduct comprehensive tax planning once further guidance from the tax authorities is released. This consultant may be expensive and the results of the guidance may not be favorable on our tax rates in the future. If we lose the benefit of the preferential tax treatments some of our schools and companies are currently enjoying, we could be required to pay additional taxes, which could have a material adverse effect on our results of operations and financial condition.

Current or worsening economic conditions could adversely impact our business.

The growth rate of China’s domestic product in 2010 was 10.3%. It is uncertain whether China’s recent recovery in economic growth is sustainable and whether the slower growth that China’s economy experienced in 2008 and 2009 could return in the near future. Since we derive substantially all of our revenues from students in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our students may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing students. The adverse economic conditions, if they continue or worsen, will affect consumer spending generally, which could result in decreased demand for our services and products within our target markets.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Our management and our independent registered public accounting firm have reported to our board of directors a material weakness in the design and operation of our internal control over financial reporting as of December 31, 2010. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board (United States) as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is related to the financial reporting and accounting personnel at some of our reporting units not properly applying our policies and procedures for U.S. GAAP financial reporting. While we have developed a remediation plan to address this material weakness, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weakness and additional material weaknesses may be discovered in the future.

Our management and our independent registered public accounting firm have also identified one significant deficiency in the design and operation of our internal controls as of December 31, 2010. A significant deficiency is defined by the standards issued by the Public Company Accounting Oversight Board (United States) as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. The significant deficiency identified is that a number of entities acquired in 2008 and 2009 used their own accounting software or manual accounting processes that increases the risk of non-compliance with our group reporting policies and procedures.

Our management and our independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and significant deficiencies may have been identified. Any failure of our internal controls could also adversely affect (1) the results of the annual management assessments regarding the effectiveness of our internal control over financial reporting that, under the rules promulgated by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to include in our annual reports beginning with our Annual Report on Form 20-F for the year ended December 31, 2011, and (2) the results of annual independent registered public accounting firm attestation reports regarding the effectiveness of our "internal control over financial reporting" that will be required under Section 404 of the Sarbanes-Oxley Act in the event that we become an accelerated filer or a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. Under Rule 12b-2 as currently in effect, in the event that aggregate worldwide market value of our equity held by our non-affiliates as of June 30, 2011 is US$75 million or more, we would then become an accelerated filer or large accelerated filer, and the requirement for annual auditor attestation reports regarding the effectiveness of our "internal control over financial reporting" would become applicable to us beginning with the filing of our Annual Report on Form 20-F for the year ended December 31, 2011.

If we fail to remediate our material weakness and significant deficiency and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. In addition, since a significant part of our business is operated through the schools and centers we acquire, most of which have very limited accounting personnel and resources to address internal controls and procedures, we will need to incur considerable costs and divert significant management time and other resources to the improvement or establishment of the internal control systems in such acquired schools and centers. Our failure to achieve and maintain effective internal controls over the financial reporting of these acquired schools and centers could affect our ability to fairly report such schools’ and centers’ financial results.

Risks related to regulation of our business and our corporate structure

All aspects of our business are subject to extensive regulation in China, we may not be in full compliance with these regulations and our ability to conduct business is highly dependent on our compliance with this regulatory framework. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

The Chinese government regulates all aspects of our business and operations, including licensing of parties to perform various services, pricing of tuition and other fees, curriculum content, standards for the operations of schools, tutoring centers, colleges and career enhancement centers and foreign investments in the education industry. The laws and regulations applicable to the education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively.

PRC laws and regulations currently prohibit foreign ownership of elementary and middle schools for students in grades one to nine and foreign ownership of businesses that provide content over the Internet is restricted in the PRC. Accordingly, our wholly-owned subsidiaries in China, which are considered foreign-invested, are currently ineligible to apply for such education licenses and Internet content provider permits in China.

We conduct our K-12 school business and provide online services in China primarily through contractual arrangements between Ambow Online, our principal operating subsidiary in China, and our VIEs, and their respective shareholders. Our VIEs and their respective subsidiaries hold the required licenses and permits necessary to conduct our education business in China and to operate our K-12 schools, tutoring centers, colleges and career enhancement centers. We have been and expect to continue to be dependent on our VIEs and their respective subsidiaries to operate our business.

If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations or we fail to obtain any of the required permits or approvals, the relevant PRC regulatory authorities including the MOE, the Ministry of Commerce, or MOFCOM, and the MIIT, which regulate the education industry, foreign investment in China and Internet business, respectively, would have broad discretion in dealing with such violations, including:

•	Revoking the business and operating licenses of our PRC subsidiaries and affiliated entities;

•	Discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;

•	Imposing fines or other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;

•	Revoking the preferential tax treatment enjoyed by our PRC subsidiaries and affiliated entities;

•	Requiring us or our PRC subsidiaries and affiliated entities to restructure the relevant ownership structure or operations; or

•	Restricting or prohibiting our use of the proceeds of our IPO to finance our business and operations in China, especially expansion of our business through strategic acquisitions.

As of the date of this annual report, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including in the United States. To our knowledge, none of the penalties listed above has been imposed on any of those public companies, including companies in the education industry. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. If any of the above penalties is imposed on us, our business operations and expansion, financial condition and results of operations will be materially and adversely affected.

We rely on contractual arrangements with our VIEs and their respective shareholders for a substantial portion of our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to operate a substantial portion of our education business. For a description of these contractual arrangements, see "Item 4.C — Information on the Company — Organizational Structure" and "Item 7.B — Related Party Transactions—Contractual arrangements with our VIEs and their respective subsidiaries and shareholders." These contractual arrangements may not be as effective in providing us with control over our VIEs and their respective subsidiaries as direct ownership. If we had direct ownership of our VIEs and their respective subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs and their respective subsidiaries, which could effect changes, subject to any applicable fiduciary duties, at the management level. As a legal matter, if our VIEs or any of their respective shareholders fails to perform its or his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements. We may also rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, but these remedies may not be effective. For example, if the shareholders of any of our VIEs were to refuse to transfer their equity interest in such VIEs to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with our VIEs and/or their respective shareholders.

In addition, these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC may not be as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business would be materially adversely affected.

The shareholders of our VIEs may have potential conflicts of interest with us, which may harm our business and financial condition.

The shareholders of our VIEs are also employees of our company, and one of them, Xuejun Xie, is a director of certain of our VIEs as well as our company. Conflicts of interest between their dual roles may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our VIEs or their respective subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our VIEs and their respective subsidiaries and to receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China, both of which provide that directors owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementing Rules for the Law for Promoting Private Education (2004), or 2004 Implementing Rules. Under these laws and regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrading of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the schools, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase of net assets of the school (as determined under generally accepted accounting principles in the PRC). All of the private schools operated by our VIEs and their respective subsidiaries currently comply with the existing laws and regulations regarding the allocation of their development funds. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition fees, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining "reasonable returns." In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns. New laws or regulations might be adopted to:

•	Impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties, such as Ambow Online, for services received; or

•	Specify the formula for calculating "reasonable returns."

We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting our VIEs’, and their respective subsidiaries’, operations could have a material adverse effect on our business, prospects and results of operations.

Regulatory agencies may commence investigations of the tutoring centers, K-12 schools, career enhancement centers and colleges controlled and operated by our VIEs. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations.

Our VIEs control and operate tutoring centers, K-12 schools, career enhancement centers and colleges. As the provision of these services is heavily regulated in China, especially primary or secondary schools, these schools and companies that our VIEs or their respective subsidiaries currently own or operate or may acquire or establish in the future may be subject from time to time to inspections and investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations, regulatory infractions or other causes of action. For example, if an independent college is found unable to satisfy one or more conditions for running a college set by the MOE in such inspection or investigation, the MOE may impose limitation on the annual enrollment quota or even suspend the recruitment of the college. In 2006, the MOE, based on the result of an investigation into independent colleges, posted a notice of non-compliance on its website criticizing some independent colleges, including the two colleges that we subsequently acquired, for failure of their respective sponsors to transfer committed assets to the colleges. To date, the colleges and their respective sponsors have not had any fines imposed upon them or otherwise incurred a penalty from the MOE for the failure to pay committed capital, and their enrollment capacity have not been adversely affected for failure to satisfy conditions for running colleges set by the MOE. If the results of any such investigations or lawsuits are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations. Even if we adequately address the issues raised by a government investigation, we may have to devote significant financial and management resources to resolve these issues, which could have a material adverse effect on our business.

Contractual arrangements we have entered into among our subsidiaries and our VIEs and their respective shareholders may result in adverse tax consequences to us; such arrangements may be subject to scrutiny by the PRC tax authorities and a finding that we or our VIEs and their respective shareholders owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties should be priced on an arm’s length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Ambow Online and our VIEs and their respective shareholders do not represent an arm’s-length price and adjust our VIEs’ or any of their respective subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities for our VIEs or any of their respective subsidiaries. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many other public companies and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our consolidated net income may be harmed if our affiliated entities’ tax liabilities increase or if they are found to be subject to additional taxes, late payment fees or other penalties.

The tuition, accommodation and other fees charged by our degree programs and our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and our student enrollment.

Chinese regulators have broad powers to regulate the tuition, accommodation and other fees charged by primary, secondary and other schools and student enrollment levels at these schools. As a result, new regulations could adversely impact the fees we receive from the schools to which we provide course materials and software products and the student enrollments at our directly- operated schools and at our partner schools, as well as the returns from the K-12 schools operated by our Chinese affiliated entities. The tuition, accommodation and other fees charged by our degree programs and our K-12 schools are subject to various price controls administered by local price-control authorities and our student enrollment in our independent colleges is subject to annual enrollment quotas established by the MOE. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price-control authorities may impose stricter price control on tuition changes in the future. As of the date of this annual report, there is no indication from the MOE or the relevant authorities that the government would significantly change the tuition charges or student annual enrollment quotas. If the tuition charges were to be decreased or if they were not allowed to increase in line with increases in our costs because of the actions of China’s administrative price controls or if student enrollments at private schools were restricted, our net revenue and profitability would be materially adversely affected.

The discontinuation of any preferential tax treatments or deemed tax treatments currently available to us or the disgorgement of any benefits we enjoyed in the past could result in a decrease of our net income and harm our results of operations.

According to the 2004 Implementing Rules, private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools. While it is indicated in the 2004 Implementing Rules that the relevant authorities under the State Council may consider formulating separate preferential tax treatment policies applicable to private schools requiring reasonable returns, no such tax preferential policy has been promulgated yet. In March 2007, the Chinese government enacted the New CIT Law, and promulgated the Implementing Regulations for the PRC Corporate Income Tax Law in December 2007, both of which came into effect on January 1, 2008. On February 22, 2008, the Ministry of Finance and State Taxation Administration issued a subsequent notice, or the 2008 Tax Notice, that effectively abolished our preferential tax treatment under the 2004 Implementing Rules. The New CIT Law and 2008 Tax Notice, among other things, impose a unified income tax rate of 25% for all private schools regardless of whether they require a reasonable return or not unless the school qualifies as a not-for-profit organization as defined in the PRC tax regime effective January 1, 2008. If a school qualifies as a not-for-profit organization in accordance with the tax law, it will be exempt from corporate income tax for certain of its income qualified for exemption under the relevant laws and rules. In November 2009, the Ministry of Finance and State Taxation Administration further issued rules providing the criteria for a not-for-profit organization to qualify for exemption of corporate income tax. These rules are relatively new and contain many ambiguities. In practice, tax treatments for private schools vary across different cities in China. In some cities, private schools are subject to a 25% standard corporate income tax, while in other cities, private schools are subject to a 1.75% to 4.0% tax on gross receipts received by the schools or a deemed fixed tax amount or may be exempted from corporate income tax. These deemed tax rates and deemed fixed tax amount treatments granted to our schools by local tax authorities are subject to review and may be adjusted or revoked at any time. In addition, education services provided to students receiving degree-oriented education by private schools are also exempted from business tax in China so long as those schools are accredited to issue diplomas or degree certificates recognized by the MOE. The discontinuation of any of these tax treatments currently available to us or the determination of the tax authority that any of the preferential tax treatment we have enjoyed is not in compliance with the PRC laws, especially those schools in major cities, would cause our effective tax rate to increase, which would increase our income tax expenses and in turn decrease our net income or even subject us to supplementary payment of tax balance.

Under PRC laws and regulations, an enterprise that qualifies as a new and high-technology enterprise or a software enterprise may enjoy preferential tax benefits. An enterprise qualified as both a "new and high-technology enterprise" and as a "software enterprise" may choose one of the more preferential tax treatments. Ambow Online is a certified "new and high-technology enterprise" and a "software enterprise" and has chosen to enjoy preferential tax treatments as a "software enterprise." As a result, Ambow Online is entitled to a two-year exemption from the first year Ambow Online generates taxable income and a 12.5% corporate income tax rate for another three years, which might be followed by a 15% tax rate so long as Ambow Online continues to qualify as a new or high-technology enterprise. If Ambow Online fails to maintain the status of a software enterprise or a new and high-technology enterprise, it will cease to enjoy the reduced tax rate and its tax rate will increase to 25% or the then current rate. If PRC laws and regulations were to phase out preferential tax benefits currently granted to software enterprises or new and high-technology enterprises, Ambow Online would be subject to the standard corporate income tax rate, which currently is 25%. Loss of these preferential tax treatments could have a material adverse effect on our financial condition and results of operations.

The regulation of Internet website operators in China is subject to interpretation, and our operation of online education programs could be harmed if we are deemed to have violated applicable laws and regulations.

The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the MIIT, and the possibility of adopting new laws or regulations have created significant uncertainties regarding the legality of the businesses and activities of Chinese companies with Internet operations. In particular, according to the Internet Information Services Administrative Measures promulgated by the State Council on September 25, 2000, the activities of Internet content providers are regulated by various Chinese governmental authorities, including, the MOE, the State Administration of Radio, Film and Television, the General Administration of Press and Publication, or GAPP, and the Ministry of Culture, or MOC, depending on the specific activities conducted by the Internet content provider. In addition, MIIT promulgated a notice titled "Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services" on July 13, 2006, which prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to illegal foreign investors. The notice states that PRC Internet content providers (or their shareholders) should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites and a PRC Internet content provider’s failure to comply with the notice by November 1, 2006 may result in revocation of its ICP license.

Ambow Shida holds an ICP license issued by Beijing Communications Administration, the local counterpart of the MIIT. According to this ICP license, Ambow Shida is approved to provide internet information services, excluding services of press, publication, education, medicine and medical apparatus and instruments. Due to the uncertainties of implementation of relevant regulations by different authorities, we cannot assure you that Ambow Shida has satisfied or will be able to satisfy all the requirements for a PRC Internet content provider and the ICP license held by Ambow Shida will be deemed to be adequate for all of the online services that we provide. For example, Ambow Shida’s ICP license does not cover educational content while most materials provided on our websites may be deemed educational content, including content related to our tutoring centers and career enhancement centers. According to our experience and our knowledge of other education providers in our industry, and as advised by our PRC counsel, based on their consultation with the competent authorities that the content provided by us does not exceed the scope of Ambow Shida’s ICP License, we believe the content on, and use of, our website are in compliance with the requirement imposed by Chinese Internet Regulations on ICP Licenses. We cannot assure you, however, that the competent authorities will not adopt a different interpretation of this issue.

In 2010, we generated net revenues from our tutoring and career enhancement segments of RMB644.6 million (US$97.7 million) and RMB284.5 million (US$43.1 million), respectively. A portion of these net revenues were related to providing educational materials online. If the provision of these online services is deemed to have exceeded the scope of Ambow Shida’s license, we may be required to cease providing these online materials, which would harm our net revenues and results of operations. As we are a foreign enterprise in China, Ambow Shida may also be deemed to have illegally leased its ICP license or provided facilities or other resources to foreign investors. If we are deemed to have violated applicable Chinese Internet regulations, we could be subject to severe penalties, including confiscation of illegal gains, fines ranging from three to five times the illegal gains, suspension of certain types of service or orders to shut down the relevant websites.

Risks related to doing business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education or career enhancement market, which could harm our business.

Substantially all of our operations are conducted in China, and substantially all of our net revenues are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our services and products depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to purchase our services and products, which in turn could reduce our net revenues.

Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China or the education or career enhancement market, which could harm our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on our business and growth. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us. China’s social and political conditions may also not be as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

Uncertainties with respect to the PRC legal system could harm us.

Our operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, prior court decisions have limited precedential value. Ambow Online and our other wholly-owned subsidiaries in China are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Moreover, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities, including local government authorities, thus making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us or any other affiliated company.

We are a holding company and rely principally on dividends paid by our subsidiaries established in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders to the extent we choose to do so, to service any debt we may incur and to pay our operating expenses. Our PRC subsidiaries’ income in turn depends on the service and other fees paid by our VIEs. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, under the applicable requirements of PRC law, our PRC subsidiaries and affiliated entities incorporated as companies may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends.

In addition, under the New CIT Law, which became effective on January 1, 2008, dividends paid to us by our PRC subsidiaries are subject to withholding tax. The withholding tax on dividends may be exempted or reduced by the PRC State Council. Currently, the withholding tax rate is 10% unless reduced or exempted by treaty between the PRC and the tax residence of the holder of the PRC subsidiary.

Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would restrict our subsidiaries’ ability to pay dividends and make other distributions to us.

In addition, at the end of each fiscal year, each of our affiliated entities that are private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any.

While all of our other schools and colleges choose to be registered as schools requiring reasonable returns, Beijing Century College and Beijing 21st Century Experimental School are registered as schools not requiring reasonable returns. Entities registered as schools not requiring reasonable returns are restricted from directly distributing to us any dividends or profits. Accordingly, Ambow Online entered into a service agreement with Beijing 21st Century Experimental School dated April 1, 2009 pursuant to which Ambow Online, in exchange for payments by Beijing 21st Century Experimental School, provides to Beijing 21st Century Experimental School: (i) consulting services regarding, among other things, business planning, mergers and acquisitions, development, international cooperation, accounting, tax and finance, human resources management and legal compliance; (ii) assistance in the campus LAN upgrade; and (iii) the right to use Ambow Online’s campus management software system. The term of this service agreement is indefinite unless terminated by either party upon 30 days’ notice or by mutual agreement. In addition, we have received payments from Beijing Century College in exchange for the sales of software products and provision of training services to Beijing Century College.

To date, our PRC subsidiaries have not paid dividends to us out of their accumulated profits. In the near future, we do not expect to receive dividends from our PRC subsidiaries because the accumulated profits of these PRC subsidiaries are expected to be used for their own business or expansions. If we are unable to extract the earnings and profits of some of our schools and learning centers, it could have a material adverse effect on our liquidity and financial condition.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may make loans to our PRC subsidiaries and VIEs or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations. For example:

•

Loans by us to our wholly-owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local counterparts; and

•

Loans by us to our VIEs and their respective subsidiaries, which are domestic PRC entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.

We may also decide to finance our wholly-owned subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterparts. We are not likely, however, to finance the activities of our VIEs and their respective subsidiaries by means of capital contributions due to regulatory issues related to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in the "Regulation" section of this annual report. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or our VIEs or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other competent authorities and as registered with the Administration for Industries and Commerce and, unless set forth in the business scope or in other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including heavy fines. As a result, Circular 142 may significantly limit our ability to transfer capital to our VIEs and their respective subsidiaries through our subsidiaries in the PRC, which may adversely affect our ability to expand our business, and we may not be able to convert capital into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

Presently none of Ambow Online or our other wholly-owned subsidiaries are registered as an investment company. We do not intend to turn these entities into investment companies because to do so these subsidiaries would have to satisfy criteria promulgated by MOFCOM and be approved by MOFCOM or its provincial counterparts before registration with the administration for industries and commerce, which is difficult to accomplish and time consuming. As a result, if capital is injected into Ambow Online and our other subsidiaries as increased registered capital, we could not convert such proceeds into RMB to fund acquisitions of the VIEs and their respective subsidiaries, and our ability to expand our business may be adversely affected.

While we may not transfer capital through our wholly-owned subsidiaries for the purpose of domestic acquisitions, we may use our capitals to acquire PRC companies or schools that do not include compulsory education through Wenjian Gongying, an RMB fund established in Suzhou as a venture capital joint venture, subject to the PRC industrial policy for foreign investment. If we use our capital to make acquisitions through Wenjian Gongying in entities that are in restricted industries, like high schools, without receiving proper approvals or in entities that are in prohibited industries, like schools that provide compulsory education, we may be subject to significant fines of unknown amounts or other sanctions. See "Item 4.C — Information on the Company — Organizational Structure" for a further description of the legal structure, joint venture participants’ identities and such participants’ respective percentage ownership interest in Wenjian Gongying and for a further description of the PRC rules and regulations that will be applicable to our planned investments through Wenjian Gongying.

If we use our capital for the business of Ambow Online or our other wholly-owned subsidiaries, we are also required to apply to the authority of commerce for approval for an increase of their respective registered capital given that the original registered capital of these subsidiaries have been fully paid. We cannot assure you our capital that we can obtain such approvals in a timely manner or at all. If we are unable to use to fund our PRC operating entities or their subsidiaries or to make strategic acquisitions, it could have a material adverse effect on our expansion plans and future growth.

It is unclear whether we will be considered a PRC "resident enterprise" under the New CIT Law and, depending on the determination of our PRC "resident enterprise" status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.

The New CIT Law and its Implementing Regulations, which became effective on January 1, 2008, provide that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises." Although the Implementing Regulations of the PRC CIT Law define the term "de facto management bodies" as a body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise, currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining "de facto management body" and it is still unclear if the PRC tax authorities would determine that we should be classified as a PRC "resident enterprise."

If we are treated as a PRC "resident enterprise," however, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations and our income tax expenses will increase and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be decreased, although dividends distributed from our PRC subsidiaries to us could be exempt from the PRC dividend withholding tax, since such income is exempted under the New CIT Law and its Implementating Regulations to a PRC resident recipient.

In addition, if we are considered a PRC "resident enterprise," dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within the PRC for PRC tax purposes and be subject to PRC withholding tax.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Because substantially all of our revenue is denominated in RMB, restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund any business activities we may have outside China or to make dividend payments to our shareholders and ADS holders in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of SAFE is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries capital accounts, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Fluctuations in the value of the RMB may have a material adverse effect on your investment.

The change in value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the People’s Bank of China announced that it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. In 2010, the appreciation of RMB against the U.S. dollar reached 3.0% in total. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar.

Any significant revaluation of the RMB may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Consequently, appreciation or depreciation in the value of the RMB relative to the U.S. dollar could materially adversely affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Recent PRC regulations relating to offshore investment activities by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity or otherwise adversely affect the implementation of our acquisition strategy. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

In 2005, SAFE promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. If any PRC shareholder fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in the SAFE regulations may subject our PRC subsidiaries to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange dominated loans from our company.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and obtaining foreign currency denominated borrowings, which may harm our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

On March 28, 2007, SAFE promulgated the Operation Rules on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. As an overseas publicly listed company, we and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See "Item 4.B — Information on the Company — Business Overview — Regulation—SAFE regulations on employee share options."

The M&A Rules establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisition in China.

The New M&A Rules that became effective on September 8, 2006 established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Complying with the requirements of the New M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could materially adversely affect our ability to grow our business through acquisitions in China.

We do not have business insurance coverage in China, which could harm our business.

We could be held liable for accidents that occur at our learning centers and other facilities. In the event of on-site food poisoning, personal injuries, fires or other accidents suffered by students or other people, we could face claims alleging that we were negligent, provided insufficient supervision or instruments or were otherwise liable for the injuries. Such accidents may adversely affect our reputation and financial results. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster would result in substantial costs and diversion of our resources.

We face risks related to natural disasters and health epidemics in China, which could have a material adverse effect on our business and results of operations.

Our business could be severely disrupted and materially adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as "swine flu," occurred in Mexico and spread to other countries, including Hong Kong and mainland China. The Chinese government, and certain regional governments within China, have enacted regulations to address the H1N1 virus specifically within the education services market, which may have an effect on our business. Any future natural disasters or health epidemics in the PRC could also severely disrupt our business operations and have a material adverse effect on our business and results of operations.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially adversely affecting our financial condition and results of operations.

Risks related to ownership of our ADSs and our trading market

The market price for our ADSs may be volatile.

The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations. In addition, although our ADSs are listed on the NYSE, an active public market for our ADSs may not be sustained, in which case the market price and liquidity of our ADSs will be materially adversely affected. Our ordinary shares are not listed on any exchange or quoted for trading on any over-the-counter system.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the price of our ADSs and trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

Substantial future sales of our ADSs or the anticipation of future sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. In addition, certain holders of our ordinary shares have the right to cause us to register the sale of their shares under the Securities Act under certain circumstances. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered securities in the public market could cause the price of our ADSs to decline. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the market price of our ADSs could decline.

We may need additional capital, and the sale of additional ADSs or other equity securities would result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for more than the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. We plan to continue to make acquisitions depending on market conditions and our ability to identify and consummate such acquisitions. To consummate these transactions, we believe that we will use some of the proceeds from our IPO and we may issue additional shares in these acquisitions that will dilute our shareholders. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•	Our future financial condition, results of operations and cash flows;

•	General market conditions for capital raising activities; and

•	Economic, political and other conditions in China and elsewhere.

We cannot assure you that if we need additional cash financing will be available in amounts or on terms acceptable to us, if at all.

Insiders have substantial control over us, which could adversely affect the market price of our ADSs.

Under our amended and restated memorandum and articles of association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. As of March 31, 2011, our executive officers and directors, and their respective affiliates, beneficially owned, in the aggregate, approximately 47.5% of the combined total outstanding ordinary shares, representing 59.8% of the total voting rights, in our company. Shareholdings of our executive officers and directors, and their respective affiliates, in particular with respect to the greater voting rights of the Class B ordinary shares they hold, give them the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, our executive officers and directors and their respective affiliates could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even though they may hold less than a majority of the combined total number of our outstanding Class A and Class B ordinary shares.

As a result of our executive officers and directors and their respective affiliates’ ownership of Class B ordinary shares, their voting power may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, their voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, our executive officers and directors and their respective affiliates may approve a merger or consolidation of our company which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenters’ rights may not be available to you in such an event. This concentration of ownership could also adversely affect the market price of our ADSs or lessen any premium over market price that an acquirer might otherwise pay.

Compliance with rules and requirements applicable to public companies has increased our administrative costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the market price of our ADSs to decline.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company prior to our IPO. In addition, the Sarbanes-Oxley Act, as well as rules and regulations implemented by the SEC and the NYSE, have required significant additional corporate governance practices to be implemented by public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs significantly and to make certain corporate activities more time consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty hiring sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which would be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs but expect that these additional costs could be up to a few million US$ annually. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action, investor confidence in us could be negatively impacted and the market price of our ADSs could decline.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to US domestic issuers, and we would incur significant legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, or the Exchange Act, prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we are not required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future. If we do not qualify as a foreign private issuer, we will be required to comply fully with the reporting requirements of the Exchange Act applicable to US domestic issuers, and we will incur significant legal, accounting and other expenses that we would not incur as a foreign private issuer.

Many of the corporate governance rules promulgated by the NYSE will not apply to us so long as we qualify as a foreign private issuer, and there may be significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE.

As a foreign private issuer, we are permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the NYSE corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards. For example, the NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not subject to this requirement, and we do not intend to establish a nominating/corporate governance committee. We believe that the composition of our board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards applicable to US domestic issuers. For example, the NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter. The NYSE Standards require shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We intend to comply with the requirements of Cayman Islands law in determining whether shareholder approval is required on such matters.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequence to U.S. holders of our ADSs or ordinary shares.

We believe we were not a "passive foreign investment company," or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2010. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies historically have been especially volatile), we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to such United States holder. See "Item 10.E—Taxation—United States federal income taxation—Passive foreign investment company."

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our amended and restated memorandum and articles of association provide for a dual-class ordinary share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our IPO. Our shareholders prior to our IPO may continue to hold Class B ordinary shares, each of which is convertible into one

Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting rights attached to these two classes, our existing shareholders will have significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

•

Provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	Provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law (2010 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the House of Lords and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. The Cayman Island courts are also unlikely to impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liabilities provisions of U.S. securities laws. See "Item 10.B—Additional Information—Memorandum and Articles of Association."

It may be difficult for you to enforce any judgment obtained in the United States against our company, which may limit the remedies otherwise available to our shareholders.

Substantially all of our assets are located outside the United States. Almost all of our current operations are conducted in China. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these directors and officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on this point, this is likely to include, in certain circumstances, a non-penal judgment of a United States court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of our ADSs will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a shareholder meeting is ten days. When a shareholder meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Holders of our ADSs may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in a rights offerings we make and may experience dilution in their holdings as a result.

Holders of our ADSs may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Item 4.	Information on the Company

A.	History and Development of the Company

Our founder, Dr. Jin Huang, established Ambow Corporation, a California company, in 2000. We have grown rapidly since our inception, and we are currently a leading national provider of educational and career enhancement services in China.

From 2000 through January 2005, our business was conducted through (1) Ambow Online, which was established as a wholly foreign owned enterprise under the laws of the PRC in 2000 by Ambow Corporation, and (2) Beijing Shida Ambow Education Technology Co., Ltd., or Ambow Shida, a limited liability company established under the laws of the PRC in 2004, which was initially operated as a joint venture among Ambow Technology Company Limited, or Ambow Technology, Jianguo Xue, Xiaogang Feng, Xuejun Xie and Beijing Normal University Tech-Zone Technology Development Co., Ltd.

In May 2005, our prior holding company, Ambow Education Co., Ltd., or AECL, which was formed in January 2005 as an exempted company incorporated with limited liability under the laws of the Cayman Islands, acquired 100% of the outstanding equity interests in Ambow Online from Ambow Corporation. In April 2010, AECL transferred the 100% outstanding equity interest in Ambow Online to Ambow Education Management (Hong Kong) Limited.

Through a series of transfers in May 2005 and December 2008, Ambow Technology, Xiaogang Feng and Beijing Normal University Tech-Zone Technology Development Co., Ltd. transferred all their equity interest in Ambow Shida to Xuejun Xie so that Xuejun Xie and Jianguo Xue currently own 100% of the equity interest in Ambow Shida.

Our current holding company, Ambow Education Holding Ltd., or Ambow, an exempted company incorporated with limited liability under the laws of the Cayman Islands, was established in June 2007. On July 18, 2007, Ambow entered into a share exchange agreement with AECL and its shareholders. Pursuant to this share exchange agreement, (1) all shareholders of AECL exchanged their shares in AECL for shares in Ambow, and (2) AECL became a wholly-owned subsidiary of Ambow.

Following the share exchange described above, we also established certain wholly-owned subsidiaries in Hong Kong, including Ambow Education Management (Hong Kong) Ltd. and Ambow Education (Hong Kong) Limited. In furtherance of our business development in China, a number of PRC domestic companies were also incorporated in a number of cities. From January 2005 until now, we have conducted our education business in China primarily through contractual arrangements among our subsidiaries in China and our VIEs.

During 2008 and 2009, we made a total of 23 separate acquisitions through business combinations and one acquisition of long-term operating rights. During the first quarter of 2011, we completed a total of five separate acquisitions through business combinations.

We and certain selling shareholders of our company completed an initial public offering of 10,677,207 ADSs in August 2010. On August 5, 2010, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol "AMBO."

Our principal executive offices are located at 18th Floor, Building A, Chengjian Plaza, No.18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, People’s Republic of China. Our telephone number at this address is +86 (10) 6206-8000. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949-8066. Our agent for service of process in the United States in connection with our registration statements on Form F-1 for our IPO is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.	Business Overview

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer consistently high-quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and robust infrastructure. As of December 31, 2010, we had a total of 131 centers and schools, comprised of 107 tutoring centers, five K-12 schools, 17 career enhancement centers and two colleges, which are located in 16 provinces and autonomous regions within China. We also have partnerships with schools, through our distributors, and corporations, allowing us to provide our services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Our educational services cover grades K-12, focusing on both tutoring services, including test preparation, and K-12 programs. We provide results-oriented services and products customized to regional curriculum requirements and individual student needs to help students enhance academic results, including those on ZhongKao and GaoKao admission tests, the results of which are of primary importance in determining which students will be admitted into top high school and university programs. We refer to these tutoring services and K-12 programs with standards-based curriculum that enable students to improve their academic results and educational opportunities as "Better Schools." Our Better Schools services and products, offered in our regional service hubs, as well as delivered through our partners, are offered to customers in 30 out of the 31 provinces and autonomous regions within China.

Our career enhancement services target students at universities, colleges and community colleges and recent graduates of these institutions. We refer to these career enhancement services programs that facilitate post-secondary students obtaining more attractive employment as well as our college programs as "Better Jobs." Our Better Jobs programs are mainly offered through our career enhancement regional service hubs, which are strategically located in key economic centers across China where there is a high concentration of companies in high-growth industries. Our six career enhancement regional service hubs are located in the Bohai Rim Area, the Central South Area (Changsha, Zhuzhou and Xiangtan) and the Yangtze River Delta. Within our career enhancement training centers, we partner with leading international vocational training content providers, corporations and universities to provide practical project-based training to enhance students’ overall competitiveness for better employment opportunities after graduation.

We have established alliances with tutoring centers and career enhancement training providers in attractive markets we have identified to enter in the near future. We provide a total solution package to these A+ Alliance partners including teacher training, our IT infrastructure and our intelligent system, which combines our learning engine and robust content. The A+ Alliances typically have a term of three years. We monitor the operational, management and financial performances of the Alliance members and, if they meet our criteria, we may explore with certain of our A+ Alliance members the option to convert them to our own schools and learning centers through business combinations upon terms to be agreed. As of December 31, 2010, we had a total of 30 A+ Alliance members.

From our inception in 2000 through 2003, we focused on building our technology foundation by designing our proprietary software and technology solutions to provide educational and career enhancement services. From 2004 to 2007, we focused on building our nationwide services platform by deploying our services and products through sales agents, which enabled us to reach a large target customer base, build our Ambow brand and increase awareness of our products and services in a capital efficient way. As a result of the successful implementation of the aforementioned strategy we have built, users of our software products or services grew throughout this period: from approximately 400 in 2004 to approximately 170,000 in 2007. By the end of 2007, our student users had reached a critical mass, we had proven that our services and products built upon our proprietary technology were effective and well received by students and our brand and services became well known in the industry and among our target customers. At the beginning of 2008, we considered it to be the opportune time to establish physical regional service hubs to capture further business opportunities and provide our services and products through both offline classroom teaching and online delivery platform to our target customers in our directly-operated learning centers and schools. We established these physical regional service hubs primarily by acquiring top-tier tutoring centers, K-12 schools, career enhancement centers and colleges, which we believe enhances the Ambow brand as a premium educational and career enhancement service provider.

We currently deliver our wide range of educational and career enhancement services and products through integrated offline and online channels in an interactive learning environment, powered by our proprietary technology platform that has enabled us to provide individualized content and learning solutions tailored to each of our students’ needs, and to develop standards-based, individualized curricula with consistently high quality across our schools, tutoring centers, colleges and career enhancement centers. We also intend to pursue opportunities to provide our educational and career enhancement services outside of China.

Through our directly-operated tutoring centers, schools, career enhancement centers and colleges and our distributors, we have significantly grown our net revenue, net income and student enrollment. Our net revenues increased from RMB508.4 million in 2008 to RMB902.0 million in 2009 and RMB1,404.9 million (US$212.9 million) in 2010.

We have two business divisions, "Better Schools" and "Better Jobs," and four operating segments, tutoring, K-12 schools, career enhancement and colleges. Our tutoring and K-12 schools segments are within our Better Schools division and career enhancement and colleges segments are within our Better Jobs division. Revenues from our Better Schools division accounted for 51.0%, 54.5% and 63.8% of our total net revenues in the fiscal years of 2008, 2009 and 2010, respectively. Revenues from our Better Jobs division accounted for 49.0%, 45.5% and 36.2% of our total net revenues in 2008, 2009 and 2010, respectively. We recorded net income of RMB67.4 million, RMB138.0 million and RMB211.7 million (US$32.1 million) in 2008 and 2009 and 2010, respectively. As of December 31, 2010, total student enrollment in our Better Schools division was approximately 791,000 and in our Better Jobs division was approximately 67,000.

Our services and products

We offer a variety of educational and career enhancement services and products to students and recent graduates in China. We have adopted a unique strategy built around our regional service hubs to drive revenue growth and have organized our operations accordingly. Our tutoring programs, which are offered in our tutoring centers, are our primary educational services and product offerings to help students enroll in better schools. We also operate K-12 schools to support our tutoring programs by providing strong local brand names and reputations, local education content expertise and potential student customer bases. Our career enhancement services that help students and graduates obtain better jobs are offered primarily in our dedicated career enhancement centers. We also operate two colleges to support our career enhancement centers by providing facilities, research and teaching resources, and potential student customer bases. In addition, we extend our educational and career enhancement services and product offerings to students through our distributors and corporate partners in locations in which we do not have a direct presence. In addition, to support our educational and career enhancement services and products, we provide software products to accommodate our students’ individual learning habits and enrich their learning experience.

The following map sets forth the service coverage and the geographic coverage of our tutoring centers and K-12 schools (marked as Better Schools), and our career enhancement centers and colleges (marked as Better Jobs) as of December 31, 2010:

Better Schools

Our Better Schools division consists of 107 tutoring centers and five K-12 schools as of December 31, 2010, which are located in or around our 16 educational regional service hubs across China.

Our tutoring centers are designed to help students perform better in school and prepare for important tests, specifically high school and university entrance exams. In addition to our classroom-based teaching services, we offer educational curriculum and software products through our web-based applications to allow our students access to our tutoring services from anywhere at any time. Combined with our proprietary "learning engine," our software features such functions as online video classes, practice questions, discussion forums and prior actual tests. Our educational software products include eBoPo (meaning "energy and impact" in Chinese), which offers full subjects, online practice tests and instruction for K-12 level students. Our software products and web-based applications complement our in-person classes and offer individualized services and tailored content based on each student’s specific needs. Our tutoring centers offer both classroom instruction, small class and one-on-one tutoring with a total student enrollment of approximately 769,000 as of December 31, 2010.

Our K-12 schools, which are accredited by the local equivalent of the MOE, provide full-subject national curriculum, including mathematics, language, history, sciences and arts. Our five K-12 schools have an aggregate capacity of up to 22,400 students in 2010. Before our students enter our K-12 schools, they need to take our admissions test. Before they graduate from our K-12 schools, they need to pass the exam required by the local MOE. When they pass this exam, they earn a certificate recognized by the local public school system. Our tutoring centers provide corresponding tutoring programs, along with ZhongKao and GaoKao preparation, GaoKao retake preparation and overseas exam preparation. Our strategy for our educational services is to establish educational regional service hubs that provide services in populated and economically-developed cities in China. We intend to continue to improve the education quality and brands of our schools, which we leverage to support our tutoring programs. We will also continue to develop or acquire best-of-market tutoring centers that have the highest ratings and top teachers under our "A+" brand, which means a learning center that has met our highest standards.

Better Jobs

Our Better Jobs division consists of 17 career enhancement centers and two colleges as of December 31, 2010, which are located primarily in or around our six career enhancement regional service hubs located in the Bohai Rim Area, Central South Area (Changsha, Zhuzhou and Xiangtan) and the Yangtze River Delta. Our career enhancement centers are designed to help university level students and graduates enhance their practical skills and improve their competitive positioning upon graduation as they look to start their career. We have located our career enhancement regional service hubs in regional economic centers within China where there is a high concentration of companies in high-growth industries. We cooperate with universities to provide our career enhancement services to their students. Our two directly-operated colleges and our university partners provide us with a large base of customers to whom we can offer our services and products. Classes taken at our career enhancement centers can also count as credits earned towards requirements of certain university degree programs. We have also established partnerships with domestic and international institutions, including Cisco Systems, Inc., The McGraw-Hill Companies, Inc. and Skillsoft Plc, to provide training content and direct and indirect job opportunities for our students.

Our career enhancement centers currently focus on IT services and digital art training. Our career enhancement services curriculum emphasizes providing students with "hands-on training" for professional skills, including case studies, job environment simulation and specific technical skills needed to excel in jobs at our corporate partners, as well as "soft skills" training, including courses on time management, presentation, leadership and interview techniques. We design our career enhancement curriculum based on our understanding of the target industries and the actual recruiting needs of our corporate partners and corporations looking to hire our students. We also offer corporate training programs for our corporate partners’ employees that are designed jointly with certain of our corporate partners to specifically tailor the training these employees receive. Our career enhancement software products include Career GPS System, which is an interactive career assessment platform that helps job seekers orient their career path to their skill sets and determine areas for improvement. Our career enhancement centers offer teaching facilities, laboratories, dormitories, grocery stores and other community infrastructure in order to accommodate students’ educational and recreational activities. As of December 31, 2010, student enrollment in our career enhancement services was approximately 54,800.

One of our career enhancement centers, Kunshan Ambow Service Outsourcing Industrial Park, is located in Kunshan as part of our career enhancement regional service hub in the Yangtze River Delta. This career enhancement center serves the needs of students/graduates and employers located throughout the Yangtze River Delta. The state-of-the-art facility, which can hold up to 3,000 people for training at a given time, currently operated by Ambow, was one of the first office park-type career enhancement centers built by a local government in China. This training center focuses on information technology outsourcing and business process outsourcing as the main objectives of the center’s training programs.

Our colleges offer degree programs to incoming students. Students graduating from our degree programs receive bachelor’s degrees recognized by the MOE. Our degree programs are typically designed to be completed in either two or four years and are designed to provide our students with practical, career-oriented education, positioning them for attractive entry-level job opportunities. We had 12,600 university students in

2010. Our schools operate for two semesters per academic year: one running from September to January, and the other running from February or March, depending on the date of the Chinese New Year, to July. We typically offer courses five days a week.

Student recruitment and retention

We employ a variety of marketing and recruiting methods to attract students and increase student enrollments at our learning centers and schools. We recruit students to our tutoring centers and K-12 schools from the local areas near these centers and schools. We recruit students to our career enhancement centers nationally. We recruit students to our colleges nationally through MOE designated channels by publishing our programs each year in college recruitment guides that are distributed to high schools throughout China. We believe prospective students are attracted to our learning centers and schools due to our strong brand name, innovative teaching and learning practices, and consistent, high-quality, individualized services. Our learning engine technology combined with offline teacher instruction ensures that students receive individualized orientation, instruction and progress assessment in a student-centered environment. By analyzing the accumulated data stored in each student’s learning record, our learning engine optimizes learning strategies and methods, and provides personalized educational content for each student. The longer and more often a student uses our services and products, the more effective and efficient services and content we are able to provide to him or her, thus enhancing the students’ tendency to continue to utilize our services throughout their learning cycle. Students in our tutoring centers and K-12 schools have significantly improved their results in ZhongKao and GaoKao exams, which we believe has enhanced our reputation in the markets in which we participate through word-of-mouth referrals. Our career enhancement centers and colleges help students to identify their career goals early in their life, and provide them with project-based training to improve their employment opportunities.

Our technology infrastructure

We believe our proprietary technologies are one of our major strengths and we have devoted significant resources to the development of technologies for the delivery of our educational and career enhancement services. These include our educational services platform, operational management platform and development and deployment platform. The educational services platform is the backbone that supports our educational and career enhancement product and service offerings to our students. The operational management platform supports our internal management and administrative applications for tutoring centers, K-12 schools, career enhancement centers and colleges. The development and deployment platform supports our educational service platform and operational management platform, and standardizes the development of and communication between our IT products and applications.

Educational services platform

Our educational services platform is built around and driven by our core proprietary technology, the "Learning Engine." Utilizing advanced Internet and multi-media technologies, the learning engine enables us to embed educational materials and cognitive theories, including memory curve and competency model theories, into our interactive learning products and services, such as the "eBoPo" series for educational services and "Career GPS System" for career enhancement services. Our learning engine creates an environment in which personalized courses and instructions can be generated and delivered based on a student’s own knowledge level, goals and learning needs. Our learning engine readily supports features that promote learning, such as video streaming, PowerPoint and interactive testing functions, via open interface and multi-language channels.

Continued tracking

As part of the learning engine, our learning tracking system comprehensively records a student’s progress and achievements throughout the learning experience. The system assesses a student’s knowledge and competency level when he or she starts, and continually monitors the interactions between the student and his or her computer, keeping on file the student’s learning process and progress. The system is able to capture and memorize the way a student learns and create a unique learning profile, which we refer as each student’s "Learning Passport." The system is also able to compare the student’s current performance with past achievements, both at an individual and at a peer group level, giving the student a clear understanding of his or her current learning status.

Individualized learning experience to students

Our interactive learning engine customizes each student’s learning experience and tracks and evaluates the learning performance as it happens. By leveraging our learning tracking system and analyzing the cumulated data stored in the Learning Passports, the learning engine can optimize learning strategies and methods and provide personalized education content, recursive exercise and study guidance for each student. The learning engine can set learning targets based on personal goals and requirements and adjust individual learning profiles and learning paths as it learns and perceives more about the student, delivering the appropriate learning materials to optimize the student’s education outcome.

Consistent quality

Our personalized educational framework ensures that students receive consistent, high-quality educational experiences tailored to their individual needs. Our educational content and services are not linked to one teacher, but rather to many highly-qualified and experienced educational experts, who work closely with us to ensure that materials are of the highest quality and relevance for students. This means that no matter where students are living—in urban centers or rural villages across China—they can be confident of receiving the same high standard of resources and support at all times.

Operational management platform

We have built up a comprehensive operational management platform to integrate our key management and administrative functions. On top of this platform, we have built our proprietary enterprise information service system, which we refer to as EIS. Our EIS allows us to provide technology applications to address our key business functions, including school management, financial reporting, sales and procurement and human resources management. The key advantage of this system lies in its ability to conduct virtual closes at any time in order for our management to receive real-time feedback on our financial and operating performance and to allow dissemination of the relevant information to key managers. This virtual close process allows us to make better decisions by having timely access to information at any time and enables us to monitor key operational and tactical indicators of future performance. Equipped with our knowledge and experience within China’s education and career enhancement industries, we were able to streamline our operational decision-making process, expand upon our solid IT foundation to implement standardized best practices and effective management among our newly-acquired subsidiaries and successfully scale our business operations.

We are developing additional functionality within our operational management platform to allow us to track revenues and expenses across each of our schools and learning centers by sub-segments, such as ZhongKao and GaoKao test preparation, within our operating segments. This will allow us to have better period-to-period insights into the underlying drivers in our business within each of our four distinct operating segments.

Development and deployment platform

Our research, development and deployment efforts are greatly facilitated by our Enterprise Service Bus, or ESB. As a widely-used software architecture, an ESB acts as a message broker between different business applications, reducing the number of point-to-point connections required to allow applications to communicate, which makes it easier to adapt a system to changes in one or more of its components. Through our standards-based ESB, our technology platform allows for the rapid development and deployment of highly reliable, scalable and stable Internet-based cross-platform applications. We have also adopted the Model-View-Controller design pattern for our platform, which allows the layering of the data, presentation and control modules, thereby making the system more nimble, robust and manageable. The adaptor between the data and control layers easily allows for integration of our services and products with third-party systems.

Intellectual property

We have developed our proprietary technology over the past decade. Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors, and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others. In addition, our software products are hosted on our secure servers rather than being distributed on physical media or installed on users’ machines.

"Ambow", " ", " ", " ", " ", "ebopo ", " ", " ", " " and " " are our registered trademarks in China. We have also applied for additional trademarks and logos, including " ", " ", " ", " ", " " and " " with the Trademark Office of the State

Administration for Industry and Commerce in China. Our main websites are located at www.ambow.com and www.ambow.com.cn. In addition, we have registered certain domain names, including www.ambow.net. In addition to building "Ambow" as a stand-alone brand, we intend to continue to co-brand "Ambow" with the brands of our acquired schools and programs for the foreseeable future in order to fully leverage their established local presence and reputation.

We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. In addition, there can be no assurance that competitors will not independently develop similar intellectual property. If others are able to copy and use our programs and services, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risk to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business.

Selling and marketing

We sell our services and products both directly and through distributors to schools and students. In our directly-operated schools, tutoring centers, colleges and career enhancement centers, we charge periodic tuition fees generally ranging from three months to one year. We also sell our content and software products indirectly to our school and corporate partners through our distributors.

To promote our brands in the fragmented domestic education market, we selectively and systematically market our products and build our brand names through a number of different marketing programs. By doing so, we intend to continue to create and implement a standard corporate identity across all Ambow schools, tutoring centers, colleges and career enhancement centers. Our marketing efforts, which include national marketing by our corporate headquarters and local marketing by individual schools, tutoring centers, colleges and career enhancement centers, focus primarily on:

•	Sponsoring charity and social events and forums around key educational events to build up our corporate image as the most trustworthy, life-long education and career enhancement partner in China;

•	Buying airtime on national and local media programs to raise the awareness of our educational and career enhancement services and programs;

•	Hosting industry summits with key corporate partners; and

•	Partnering with local governments to provide positive support for local schools and the local job market.

We also rely on word-of-mouth referrals and viral marketing about our services and programs.

Our partners

In addition to selling our services and products directly to students in our directly-operated schools, tutoring centers and career enhancement centers, we sell our software products indirectly to schools, tutoring centers, career enhancement centers and our corporate partners through distributors. In our Better Schools division, we sell our eBoPo software products through our Better Schools distributor. In our Better Jobs division, we sell our training platform and corporate training software products through our Better Jobs distributor. For software products we sell indirectly, our distributors provide primary support to the end users, and, in rare instances, we provide limited secondary support in the event that our distributors cannot answer questions of the end users.

Partner schools

We have business relationships with K-12 schools and colleges and universities not directly owned or operated by us, both directly and through our distributors. Under our previous sales model, we provided services through sales agents to students attending these partner schools. See "Item 5.A —Operating and Financial Review and Prospects—Operating Results—Factors affecting our results of operations—Effects of change in our sales model." Most of our current relationships with K-12 schools are indirect as they, or their students, are end-user customers of our distributors and are generally limited to such schools’ purchase of our software products through our distributors. Our direct partnerships are primarily with colleges and universities which send their students to our career enhancement centers and, to a lesser extent, K-12 schools. These colleges and universities with whom we have direct partnerships are under no contractual obligation to recommend our services or products.

Corporate partners

We have established business relationships with domestic and multinational corporations with business operations in China and, directly and indirectly through our distributors, with Chinese educational institutions. Our key corporate alliances are with companies who recognize our leadership in providing education and career enhancement services in China and want us to help train potential employees for them and design corporate training materials for their internal or key partners’ use. The following are descriptions of some of our most significant corporate partnerships:

•

Cisco Systems, Inc.: Our partnership with Cisco began when they invested in us in 2006. Since their investment, we have entered into agreements and worked with Cisco China in two principal areas—training of their channel partners and development of information technology talent. Our innovative educational model helps Cisco manage the effectiveness of its channel partners by tracking their ability to sell and support Cisco products. We have worked collaboratively to define a competency model and offer combined online and offline training solutions together with Cisco. The development of information technology talent is accomplished through a workforce transformation program targeted at universities to increase the networking talent pool in China.

•

Skillsoft Plc: In April 2008, we reached an agreement with Skillsoft Asia Pacific to serve as its exclusive distributor in the Chinese market until December 31, 2013. Skillsoft is a provider of e-learning and performance support solutions for global enterprises, government, education and small to medium-sized businesses. Under our agreement, we partner with SkillSoft to represent and offer SkillSoft’s e-learning solutions and resources to our corporate training clients and students in our career enhancement centers. We also provide localization for their e-learning solutions, including SkillSoft’s IT Courseware Library, Business Skills Course Collection, KnowledgeCenters and Environmental Safety & Health Course Collection.

•	The McGraw-Hill Companies, Inc.: In November 2009, we entered into an agreement with McGraw-Hill Education to develop enhanced, customized English Language Training courseware and training for IT engineers in our career enhancement centers. The innovative learning programs we are jointly developing, which are focused on business process outsourcing training, will be offered in a blended format that includes online and group activities focusing on career-specific English that engineers use in their jobs. McGraw-Hill and Ambow also will provide training for the program’s instructors.

We work with these corporate partners, among others, to license their existing content and to collaborate on developing additional content to add to our training programs in order to improve our Better Jobs programs and better satisfy students’ needs.

In October 2009, we began to collaborate with the MOE to establish a university student employment project to help university students obtain better jobs when they graduate. As part of this collaboration, we also collectively launched a career competence enhancement program for both university teachers and students to enhance the careers for both teachers and students.

Acquisitions

At the beginning of 2008, we considered it to be the opportune time to establish physical regional service hubs to capture further business opportunities and provide our services and products through both offline classroom teaching and online delivery platform to our target customers primarily by acquiring top-tier tutoring centers, K-12 schools, career enhancement centers and colleges. To adhere to our goal of providing high-quality educational and career enhancement services to our students and to build a premium brand, we have adopted a disciplined and systematic approach towards acquisitions that complement our existing services and products, add scale and expand our footprint. Our systematic approach to identify, evaluate, acquire and integrate our acquisitions has enabled us to complete 23 separate acquisitions through business combinations and one acquisition of long-term operating rights during 2008 and 2009. In 2008, we made an aggregate of ten acquisitions to acquire tutoring companies, K-12 schools, a tutorial software company and career enhancement training companies. In 2008, we also acquired long-term operating rights to run the Zhenjiang K-12 School and to use the school’s buildings and facilities for 12 years. In 2009, we made an aggregate of 13 acquisitions to acquire tutoring companies, K-12 schools, career enhancement training companies and a career enhancement software company and colleges. During the first quarter of 2011, we completed an aggregate of five acquisitions to acquire tutoring companies and career enhancement training centers. Certain of our acquisitions involved multiple tutoring centers, K-12 schools, career enhancement centers and colleges.

In addition to growing our existing business, as part of our expansion strategy, we may also explore with certain of our A+ Alliance partners the option to convert them to our own learning centers and schools through business combinations and, to a lesser extent, make acquisitions of other businesses that complement our operations when suitable opportunities arise.

Competition

The educational and career enhancement services market in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face direct competition in each geographic market and each business segment in which we operate, though no single competitor operates in all of our business segments. Our competition in our tutoring programs is from other education companies, and in our K-12 schools is from both public and private schools. To date, we have not faced significant, direct competition in our career enhancement centers, but we expect this to change as companies have begun to enter this market. Instead, we believe that the principal competitive factors in our markets include the following:

•	Alignment of individualized programs, services and products to specific needs of students, parents, educators and employers;

•	Overall customer experience;

•	Scope and quality of program, service and product offerings;

•	Proximity of services to the customers;

•	Brand recognition and reputation of service providers; and

•	Ability to effectively market programs, services and products to a broad base of prospective students.

We believe that our primary competitive advantages are our well-known "Ambow" brand and our ability to deliver standards-based, individualized curriculum with consistent, high quality across our schools, tutoring centers, colleges and career enhancement centers. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in customer demands, market needs or new technologies. In addition, we face competition from many different organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in student preferences in these markets.

In addition, the increasing use of the Internet and advances in Internet and computer-related technologies are eliminating geographic and cost-entry barriers to providing private educational and career enhancement services. Many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than was previously required.

Seasonality

Our business is subject to seasonal variations. Historically, tuition fees we receive from our K-12 schools and colleges are lower during the first quarter due to school closures in January or February for Chinese New Year and winter vacation and during the third quarter due to summer vacation. Our tutoring and our career enhancement segments are affected by seasonal variations in the first quarter due to Chinese New Year and winter vacations, though this seasonal impact is to a lesser extent than the impact on our K-12 schools and colleges.

Regulation

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the MIIT, the State Administration for Industry and Commerce, or SAIC, the Ministry of Civil Affairs, or MCA, the Ministry of Commerce, or MOFCOM, the State Administration of Foreign Exchange, or SAFE, and their respective authorized local counterparts. This section summarizes the principal PRC regulations relating to our business.

Regulations on private education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004) and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC, or the Education Law. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and, in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of education organizations in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other education institution for profit-making purposes. However, according to the Law for Promoting Private Education, private schools may be operated for "reasonable returns," as described in more detail below.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under this law and these regulations, "private schools" are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Private School Operation License by local or provincial-level counterparts of the MOE for operating a private school, and shall be registered with the local or provincial-level counterparts of the MCA as a privately run non-enterprise institution and be issued a Private Non-enterprise Organization Registration Certificate. The durations of our Private School Operation Licenses vary from two years to 30 years and the durations of our Private Non-enterprise Organization Registration Certificates vary from one year to five years, depending on the location of our private schools.

Under the law and regulations discussed above, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, the operation of a private school is highly regulated. For example, the items and criteria of fees charged by a private school on those students receiving degree education need to be approved by the governmental pricing authority and is required to be publicly disclosed.

Private schools are divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns. While private education is treated as a public welfare undertaking under the regulations, in the case of private schools choosing to require "reasonable returns", investors of these schools may choose to require "reasonable returns" from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations.

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as a reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) items and criteria for the school’s fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the admission standards and educational quality. The relevant information relating to the factors discussed above is required to be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. Such information and the decision to distribute reasonable returns is also required to be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining "reasonable returns." In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the schools or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be not less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the relevant PRC authorities. However, ever since then, no such regulations in respect of tax preferential policy for private schools established by investors requiring reasonable returns have been promulgated.

As of December 31, 2010, we had across our four operating segments a total of 26 private schools that are registered as private schools as opposed to companies, two of which, namely 21st Century School and Beijing Century College, are registered as schools not requiring reasonable returns, while the other schools are registered as schools requiring reasonable returns.

Regulation of independent colleges

The principal regulations governing independent colleges in China consist of the Several Opinions on Standardizing and Strengthening the Regulation of the Pilot Operation of Independent Colleges by Universities Through Adopting New Mechanism and Model promulgated by MOE on April 23, 2003 and the Rules Relating to the Establishment and Regulation of Independent Colleges promulgated by MOE and effective as of April 1, 2008. Under these regulations, "independent colleges" are defined as colleges jointly established by universities engaging in degree-granting educational activities above undergraduate stage and social organizations or individuals using non-government funds to engage in degree-granting educational activities at undergraduate stage. Independent colleges fall within the private higher education sector and are deemed as a public welfare undertaking in China and, therefore, the education authorities in China generally regulate them in the same manner as the remaining private schools. MOE regulates independent colleges on a general basis including, but not limited to, the establishment of and material changes to independent colleges. MOE’s counterparts at the provincial level directly regulate the independent colleges’ daily operations.

For the due establishment of independent colleges, these regulations impose a series of requirements, including (i) the universities jointly establishing an independent college should be competent in teaching, management and educational conditions and, as a general rule, are eligible for granting doctors’ degrees, (ii) the social organizations jointly establishing an independent college with a university should be an independent legal person with a registered capital no less than RMB50.0 million, total assets no less than RMB300.0 million, net assets no less than RMB120.0 million and a ratio of total liabilities to total assets shall be less than 60%, (iii) the individuals jointly establishing an independent college with a university should own total assets worth no less than RMB300.0 million, among which their currency assets shall be worth no less than RMB120.0 million. The universities should principally make contributions to the independent colleges in the form of intangible assets, and social organizations or individuals should principally make contributions in kind, currency or land use rights. Furthermore, an independent college established after April 1, 2008 shall hold the land use right certificate or construction planning permit of land covering at least 333,334 square meters. Independent colleges established prior to April 1, 2008 are required to meet this land requirement within a grace period of five years, namely prior to March 31, 2013. Independent colleges are also required to recruit students in accordance with, and limited to, annual enrollment quotas prescribed by the government. Each year the MOE releases a list of independent colleges which are qualified to recruit students for degree education. Student recruitment of those independent colleges which do not satisfy MOE requirements and criteria may be restricted or suspended. The items and rate of tuition and fees are required to be determined according to relevant rules and disclosed in the recruitment brochures and advertisements, which are required to be filed with provincial-level education departments before being released.

We have two independent colleges, namely Applied Technology College and Beijing Century College that are subject to the requirements discussed above. Please see "Item 3.D —Key Information — Risk Factors—Risks related to our business and industry—Failure by our colleges to comply with regulatory requirements on land use rights and capital commitment may subject our colleges to penalties and adversely affect our business operations."

Foreign investment in education service industry

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission, or NDRC, and the MOFCOM on October 31, 2007 and became effective on December 1, 2007, foreign investment is encouraged to participate in higher education. Senior high school education in grades 10-12 is a restricted industry. The foreign investment in higher education and senior high school education has to take the form of a Sino-foreign equity or cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services and training services which do not grant diplomas. As of December 31, 2010, we had a total of 131 centers and schools, comprised of 107 tutoring centers, five K-12 schools, 17 career enhancement centers and two colleges. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and colleges.

Regulations on Chinese-foreign cooperation in operating schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 and the Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, which were issued by the MOE in 2004.

The regulations on Operating Chinese-foreign Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC, with such cooperation in the areas of higher education and occupational education being encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC.

Permits for Chinese-foreign Cooperation in Operating Schools or Chinese-foreign Cooperation Project shall be obtained from the relevant education authorities or from the authorities that regulate labor and social welfare in the PRC.

To date, only one school, namely the Beijing 21st Century Experimental School, is conducting a Chinese-foreign cooperation project which has been approved by the Beijing Commission of Education.

Regulations on online and distance education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by MOE in 2000, or the Online Education Regulations, educational websites and online education schools may provide education services in relation to higher education, elementary education, pre-school education, teacher education, occupational education, adult education and other educational services. Under the Online Education Regulations, "educational websites" refers to education websites providing education or education-related information services to website visitors by means of a database or an online education platform connected to the Internet or an educational television station through an Internet service provider, or ISP. Under the Online Education Regulations, "online education schools" refer to organizations providing academic education services or training services online and issuing various certificates.

Under the Online Education Regulations, setting up educational websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education provided. Under the Online Education Regulations, any educational website and online education school shall, upon receipt of approval, indicate on its website such approval information as well as the approval date and file number.

According to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress, or NPC, on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the NPC and regulations and decisions promulgated by the State Council may establish administrative license requirements. On June 29, 2004, the State Council promulgated the Decision on Cutting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for "online education schools" was retained, while the administrative license for "educational websites" was not retained. Our online education business is mainly conducted by Ambow Shida, with Ambow Online providing technical support and marketing consulting services relating to online education and, therefore, falls into the "educational websites" category, as a result of which our online education business is not subject to regulatory approval pursuant to these laws and regulations.

Regulation of the software industry

Policies to Encourage the Development of Software

On June 24, 2000, the State Council issued Certain Policies to Encourage the Development of Software and Integrated Circuit Industries, or the Policies, to encourage the development of the software and integrated circuit industries in China and to enhance the competitiveness of the PRC information technology industry in the international market. The Policies encourage the development of the software and integrated circuit industries in China through various methods, including:

•	Encouraging venture capital investment in the software industry and providing capital to software enterprises or assisting such software enterprises to raise capital overseas;

•

Providing tax incentives, including an immediate tax rebate for taxpayers who sell self-developed software products, before 2010, of the amount of the statutory value-added tax that exceeds 3% and a number of exemptions and reduced corporate income tax rates;

•	Providing government support, such as government funding in the development of software technology;

•	Providing preferential treatments, such as credit facilities with low interest rates to enterprises that export software products;

•	Taking various strategies to ensure that the software industry has sufficient expertise; and

•	Implementing measures to enhance intellectual property protection in China.

To qualify for preferential treatments, an enterprise must be recognized as a software enterprise by governmental authorities. A software enterprise is subject to annual inspection, failure of which in a given year will cause the enterprise to lose the relevant benefits. Ambow Online, our wholly-owned subsidiary, has qualified as a software enterprise and is entitled to enjoy these preferential treatments including tax incentives.

Software products administration

On October 27, 2000, the MIIT issued and enforced the Measures Concerning Software Products Administration to regulate and administer software products and promote the development of the software industry in China. Pursuant to the Measures Concerning Software Products Administration, all software products operated or sold in China must be duly registered with and recorded by the relevant authorities, and no entity or individual is allowed to sell or distribute any unregistered and unrecorded software products. To produce software products in China, a software producer is required to have:

•

The status of an enterprise legal person, and its scope of operations is required to include the computer software business (including technology development of software or production of software products);

•	A fixed production site;

•	Necessary conditions and technologies for producing software products; and

•	Quality control measures and capabilities for the production of software products.

Software developers or producers are allowed to sell their registered and recorded software products independently or through agents, or by way of licensing. Software products developed in China must be registered with the local provincial governmental authorities in charge of information industry and then filed with the taxation authority at the same level and the MIIT. Imported software products, i.e., software developed overseas and sold or distributed into China, must be registered with the MIIT. Upon registration, the software products will be granted registration certificates. Each registration certificate is valid for five years from the issuance date and may be renewed upon expiry. The MIIT and other relevant authorities may carry out supervision and inspection over the development, production, operation and import/export of software products in and out of China.

On March 5, 2009, the MIIT promulgated the new Measures Concerning Software Products Administration, or the New Measures, which became effective on April 10, 2009. Under the New Measures, software products operated or sold in China are not required to be registered or recorded by relevant authorities, and software products developed in China (including those developed in China on the basis of imported software) can enjoy certain favorable policies when they have been registered and recorded. The New Measures also eliminated the previous requirements set forth above.

Software copyright

The State Council promulgated the Regulations on the Protection of Computer Software, or the Software Protection Regulations, on December 20, 2001, which became effective on January 1, 2002. The Software Protection Regulations were promulgated, among other things, to protect the copyright of computer software in China. According to the Software Protection Regulations, computer software that is independently developed is attached to physical goods will be protected. However, such protection does not apply to any ideas, mathematical concepts, processing and operation methods used in the development of software solutions. Under the Software Protection Regulations, PRC citizens, legal persons and organizations will enjoy copyright protection for computer software that they have developed, regardless of whether the software has been published. Foreigners or any person without a nationality shall enjoy copyright protection over computer software that they have developed, as long as such computer software was first distributed in China. Software of foreigners or any person without a nationality will enjoy copyright protection in China under these regulations in accordance with a bilateral agreement, if any, executed by and between China and the country to which the developer is a citizen of or in which the developer habitually resides, or in accordance with an international treaty to which China is a party. Under the Software Protection Regulations, owners of software copyright will enjoy the rights of publication, authorship, modification, duplication, issuance, lease, transmission on the information network, translation, licensing and transfer. Software copyright protection takes effect on the day of completion of the software’s development. The protection period for software developed by legal persons and other organizations is 50 years and ends on December 31 of the fiftieth year from the date the software solution was first published. However, the Software Protection Regulations will not protect the software if it is not published within 50 years from the date of the completion of its development. Civil remedies available under the Software

Protection Regulations against infringements of copyright include cessation of the infringement, elimination of the effects, apology and compensation for losses. The copyright administrative authorities will order the infringer of software copyright to stop all infringing acts, confiscate illegal gains, confiscate and destroy infringing copies, and may impose a fine on the offender under certain circumstances.

Software copyright registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (whether a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant shall be granted a registration certificate by the China Copyright Protection Center. As of December 31, 2010, we have been issued 65 registration certificates for computer software copyrights.

Regulations on Internet information services

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures on September 25, 2000, or the Internet Information Measures, the MIIT and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures.

The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications regulatory authorities in order to provide any commercial Internet information services in the PRC. ICP providers are required to display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must also obtain additional approvals from the relevant authorities in charge of those sectors. The BBS Measures provide that any ICP provider engaged in providing online bulletin board services, or BBS, is subject to a special approval and filing process with the relevant telecommunications regulatory authorities.

In July 2006, the MIIT posted on its website the "Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services." The notice prohibits PRC ICP providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC ICP providers or their shareholders should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites.

Regulations on broadcasting audio-video programs through the Internet or other information network

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integrating, transmitting and downloading of audio-video programs with computers, televisions or mobile phones and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-Video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China relating to cultural matters that prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

On December 20, 2007, SARFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts; and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. There remain significant uncertainties relating to the interpretation and implementation of both the Internet Audio-Video Program Measures and the press release, in particularly with respect to the scope of "Internet Audio-Video Programs."

Based on the advice of our PRC legal counsel, Commerce and Finance Law Offices, we do not believe that we are required to apply for a License for Disseminating Audio-Video Programs through Information Network as an enterprise providing online education and test preparation courses. As an online education services provider, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not one of those providers of audio-video program services covered under the Internet Audio-Video Program Measures. In the event that we are deemed to be a provider of audio-video program services covered under the Internet Audio-Video Program Measures, we believe that pursuant to the press release it is possible that we may be allowed to continue our current operations and re-register with SARFT or MIIT in accordance with the published guidelines, as we were established prior to the promulgation of the Internet Audio-Video Program Measures and have not had any regulatory non-compliance records. We and our PRC legal counsel are closely monitoring the regulatory developments relating to the Internet Audio-Video Program Measures and we will register with the relevant governmental authorities and obtain the necessary license if required. However, if the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulations on information security

Internet content in China is regulated by the PRC government to protect state security. The NPC has enacted a law that may subject to criminal punishment in China any person who: (i) gains improper entry into a computer or system of strategic importance; (ii) disseminates politically disruptive information; (iii) leaks state secrets; (iv) spreads false commercial information; or (v) infringes intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways that, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we are subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. We believe we are in compliance with these regulations.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, or the Dissemination Protection Regulations, which became effective on July 1, 2006. The Dissemination Protection Regulations require that every organization or individual who disseminates a third-party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the copyright owner of such products, unless otherwise provided under relevant laws and regulations. The copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally evade, circumvent or otherwise assist others in evading such protective measures unless permissible under law. The Dissemination Protection Regulations also provide that permission from the copyright owners and compensation for the copyright-protected works is not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only. We hold copyrights for all of the course materials on our websites.

Regulation of domain names and website names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2010, we have registered 101 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the SAIC or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name ".cn." In February 2006, China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of December 31, 2010, we have registered ten website names used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce and the registration of four other website names is now in progress.

Regulation of privacy protection

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PRC law prohibits Internet content providers from disclosing to any third parties any personal information it collects via Internet or transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, MIIT or its local offices may impose penalties and the Internet content provider may be liable for damages caused to its users. We believe we are in compliance with these regulations.

Regulation of copyright and trademark protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Copyright .    The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection which extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. In February 2010, the National People’s Congress further amended the Copyright Law to regulate the registration of pledge of copyright, which became effective on April 1, 2010.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and MIIT jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

Trademark .    The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. "Ambow", " ",

" ", " ", " ", "ebopo ", " ", " ", " " and " " are our

registered trademarks in China. We have also applied for additional trademarks and logos, including " ,"

" ," " ", " ", " " and " " with the Trademark Office of the State Administration for Industry and Commerce in China.

Regulation of foreign exchange

The PRC government imposes restrictions on the convertibility of the RMB and on the collection and use of foreign currency by PRC entities. Under current regulations, the RMB is convertible for current account transactions, which include dividend distributions, and the import and export of goods and services. Conversion of RMB into foreign currency and foreign currency into RMB for capital account transactions, such as direct investment, portfolio investment and loans, however, is still generally subject to the prior approval of or registration with SAFE.

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiaries are required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a certificate (which is subject to review and renewal by SAFE on an annual basis), a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

Regulation of foreign exchange in certain onshore and offshore transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, which became effective as of November 1, 2005. According to SAFE Circular 75, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore company or (ii) the completion of any overseas fund-raising by such offshore company. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests.

SAFE Circular 75 applies retroactively. As a result, PRC residents who established or acquired control of offshore companies that made onshore investments in the PRC in the past were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under SAFE Circular 75, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and restrictions on the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the PRC foreign exchange administration regulations.

As a Cayman Islands company, we are considered a foreign entity in China. If we purchase the assets or equity interests of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in SAFE Circular 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

We believe that, except for renewal of the registration under SAFE Circular 75, our beneficial owners who are known to us to be PRC residents are currently in compliance with SAFE Circular 75.

Regulations on dividend distribution

The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

Regulation of overseas listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended by the MOFCOM on June 22, 2009. This regulation, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

We believe, based on the opinion of our PRC legal counsel, Commerce and Finance Law Offices, that CSRC’s approval was not applicable to us in the context of our IPO because we established our PRC subsidiaries by means of direct investment rather than merger or acquisition of PRC domestic companies. There remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our IPO, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our IPO into the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

SAFE regulations on employee share options

On March 28, 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Holding Plan or Share Option Plan of Overseas Listed Company, or the Share Option Rule. The purpose of the Share Option Rule is to regulate foreign exchange administration of PRC domestic individuals who participate in employee share holding plans and share option plans of overseas listed companies. According to the Share Option Rule, if a PRC domestic individual participates in any employee share holding plan or share option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company is required to, among others things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual quota with respect to the purchase of foreign exchange in connection with share holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Concurrently with the filing of such application with SAFE, the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share purchase or option exercise, any returned principal or profits from sales of shares, any dividends issued on the shares and any other income or expenditures approved by SAFE. The PRC subsidiary is also required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas bank to hold overseas funds used in connection with any share purchase or option exercise. All proceeds obtained by PRC domestic individuals from sales of shares shall be remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the share option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account.

Although further clarification is required as to how the Share Option Rule will be interpreted or implemented, we believe that we and our PRC employees who have been granted share options will be subject to the Share Option Rule when our company becomes an overseas listed company. If we or our PRC employees fail to comply with the Share Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

In addition, the State Administration of Taxation has recently issued a few circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents relating to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

C.	Organizational Structure

The following diagram illustrates our corporate structure with respect to each of our significant subsidiaries and VIEs and the place of incorporation of each named entity as of December 31, 2010.

Notes:

1.	We excluded certain entities from this diagram that do not conduct any significant business or own or control other entities that conduct significant business. These entities include: 22 British Virgin Islands companies wholly owned by Ambow, Ambow Education Management Ltd., a Cayman Islands company wholly owned by Ambow, Ambow Education Group Limited, a Hong Kong company wholly owned by Ambow, 5 Hong Kong companies (Ambow College Management Limited, Ambow Training Management Limited, Ambow School Management Limited, Ambow School Consultation Management Limited and Ambow College Consultation Management Limited) wholly owned by Ambow Education Management (Hong Kong) Ltd., Beijing Ambow Chuangying Education Technology Co., Ltd., a PRC company wholly owned by Ambow Education Management (Hong Kong) Ltd., and Beijing Ambow Shengying Education and Technology Co., Ltd., a PRC company wholly owned by Ambow Training Management Limited.
2.	Ambow Dalian Education Technology Co., Ltd, or Ambow Dalian, a PRC company wholly owned by Ambow Education (Hong Kong) Limited, has not conducted any significant business or owned or controlled other entities that conduct significant business as of the date of this annual report but is expected to start operating a career enhancement center in Dalian, China, in the second half of 2011.
3.	Shareholders of Ambow Shida are Xuejun Xie, one of our officers and directors, and Jianguo Xue, one of our officers, who own 90% and 10% of Ambow Shida, respectively.
4.	Shareholders of Ambow Sihua are Xuejun Xie and Xiaogang Feng, one of our employees, who own 57.4% and 42.6% of Ambow Sihua, respectively.
5.	Individual shareholders of Ambow Shanghai are Xuejun Xie and Xiaogang Feng, who own 64% and 16% of Ambow Shanghai, respectively. Wenjian Gongying owns the remaining 20% of Ambow Shanghai.
6.	Shareholders of Suzhou Wenjian are Yisi Gu, one of our officers, Xuejun Xie, and Xiaogang Feng, who own 30%, 30% and 40% of Suzhou Wenjian, respectively.

Due to PRC regulatory restrictions on foreign investments in education for students in grades one to twelve and in Internet content businesses, since 2005, we have conducted our business in China primarily through contractual arrangements among Ambow Online, one of our wholly-owned subsidiaries in China, and the following domestic PRC companies, which are owned by certain PRC persons and entities as described in the notes to the above table:

•	Ambow Shida, which holds our schools, including elementary schools, junior high schools, high schools and colleges;

•	Ambow Sihua, which holds our tutoring centers and two tutoring software companies; and

•	Ambow Shanghai, which holds our career enhancement centers and a career enhancement software company.

Ambow Online and the acquired schools and learning centers are the principal operating entities for our business operations within China. Their functional currency is RMB. Ambow Education Holding Ltd., our investment holding company, is the principal operating entity for operations relating to non-Chinese partners, including Cisco Systems, Skillsoft and McGraw-Hill. Its functional currency is US$.

Ambow Online has entered into a series of contractual arrangements with each of the above domestic PRC companies that enable us to:

•

Exercise effective control over our VIEs and their respective subsidiaries by having such VIEs’ shareholders pledge their respective equity interests in these VIEs to Ambow Online and entrust all the rights to exercise their voting power over these VIEs to Ambow Online. There is no limitation on Ambow Online’s rights to exercise the voting power over the VIEs or to obtain and dispose of the pledged equity interests in the VIEs holding the tutoring centers and career enhancement centers by exercise of its call option or share pledge. Ambow Online’s rights to obtain and dispose of the pledged equity interests in the VIEs holding the K-12 schools and colleges by exercise of its call option or share pledge are subject to Ambow Online’s designating other PRC persons or entities to acquire the pledged equity interests in order not to violate PRC laws that prohibit or restrict foreign ownership in K-12 schools and colleges;

•

Receive economic benefits from the pre-tax profits of our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Online to our VIEs and their respective subsidiaries. Such economic benefits, being net revenues of RMB58.1 million, RMB187.3 million and RMB162.3 million (US$24.6 million) for the years ended December 31, 2008, 2009 and 2010, respectively (which have been eliminated upon consolidation) were earned by Ambow Online in consideration of the products sold and services provided to our VIEs’ subsidiaries; and

•

Have an exclusive option to purchase all or part of the equity interests in our VIEs and all or part of the equity interest in its subsidiaries, as well as all or part of the assets of our VIEs, in each case when and to the extent permitted by applicable PRC law.

Accordingly, we treat these domestic PRC companies as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. These domestic PRC companies and their subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and colleges.

Each of Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian has executed a series of control agreements with Ambow Online described in more detail below through which agreements Ambow Online exercises effective contractual control over Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian.

Ambow Shida, Ambow Sihua and Ambow Shanghai each is a controlling entity operating one of our business lines, including tutoring centers, K-12 schools, career enhancement service centers and colleges, and owns certain interest in a number of schools and entities. Below is the detailed description of their interest as of December 31, 2010:

1.	Tutoring Centers

(1)	Ambow Sihua owns the 100% equity interest in Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in Tianjin Tutoring and Tianjin Ambow Huaying School which together operate an aggregate of 12 tutoring centers;

(2)	Ambow Sihua owns a 10% equity interest in Xi’an Tutoring, which operates two tutoring centers (Ambow Sihua will receive the remaining 90% equity interest in 2032 in exchange for no additional consideration);

(3)	Ambow Sihua owns the 100% equity interest in Beijing YZ Tutoring, which operates eight tutoring centers;

(4)	Ambow Sihua owns the 100% equity interest in Shuyang Tutoring, which operates one tutoring center;

(5)	Ambow Sihua owns the 100% equity interest in Jilin Clever Technology Consulting Co., Ltd., which owns the 100% equity interest in Jilin Tutoring, which in turn operates 12 tutoring centers;

(6)	Ambow Sihua owns the 100% equity interest in Zhenjiang Ambow Education Training Centre, which operates one tutoring center;

(7)	Ambow Sihua owns the 100% equity interest in Zhengzhou Tutoring, which operates one tutoring center;

(8)	Ambow Sihua owns the 100% equity interest in Changsha Tutoring, which operates three tutoring centers;

(9)	Ambow Sihua owns the 100% equity interest in Guangzhou HP Tutoring, which operates four tutoring centers;

(10)	Ambow Sihua owns the 100% equity interest in Beijing Century Tutoring, which operates six tutoring centers;

(11)	Ambow Sihua owns the 100% equity interest in Guangzhou DP Tutoring, which operates 16 tutoring centers;

(12)	Ambow Sihua owns the 100% equity interest in Beijing JY Tutoring, which operates 39 tutoring centers;

(13)	Ambow Sihua owns the 90% equity interest in Shenyang Hanwen Educational Training School, which operates one tutoring center; and

(14)	SIWA Future Holding operates one tutoring center.

In addition, Ambow Sihua owns the 100% equity interest in a tutoring software company which is comprised of two entities, Shandong North Resource and Jinan Prosperous Resource Technology Co., Ltd.

2.	Career Enhancement Centers

(1)	Ambow Shanghai owns the 100% equity interest in Dalian Career Enhancement, which operates one career enhancement service center;

(2)	Ambow Shanghai owns the 100% equity interest in Shanghai Hero Further Education Institute, which operates seven career enhancement service centers;

(3)	Ambow Shanghai owns the 100% equity interest in Changsha Career Enhancement, which operates three career enhancement service centers;

(4)	Ambow Shanghai owns the 100% equity interest in Beijing IT Career Enhancement, which operates one career enhancement service center;

(5)	Ambow Shanghai owns the 100% equity interest in Kunshan Ambow Education Technology Co., Ltd., or Ambow Kunshan, which operates one career enhancement service center;

(6)	Ambow Kunshan owns the 100% equity interest in Dalian High Tech Zone Ambow Hope Training School, which operates one career enhancement service center;

(7)	Ambow Kunshan owns the 100% equity interest in Beijing Away Career Enhancement, which operates two career enhancement service centers;

(8)	Ambow Kunshan owns the 100% equity interest in Tianjin Holding, which operates one career enhancement service center; and

(9)	Suzhou Career Enhancement, a career enhancement software company, owns the 100% equity interest in Suzhou High-Tech Zone Yisi Education Training Center.

In addition, Ambow Kunshan owns the 100% equity interest in Suzhou Career Enhancement, a career enhancement software company.

3.	Schools

(1)	K-12 Schools

•	Ambow Shida owns the 100% equity interest in Zhenjiang Ambow International School, which controls and manages Zhenjiang K-12 through a cooperation agreement;

•	Ambow Shida owns the 100% equity interest in Shuyang K-12 School;

•

Ambow Shida owns a 99.71% equity interest and Datong Huaguang Trading Company, an entity unrelated to us, owns 0.29% equity interest in Beijing SIWA Future Education Enterprise Co., Ltd., or SIWA Future Holding, which wholly owns one K-12 school, 21st Century School;

•

Ambow Shida owns a 70% equity interest and Changsha Yaxing Property Development Company Limited, an entity unrelated to us, owns a 30% equity interest in Changsha K-12 Experimental School and Changsha Kindergarten (Ambow Shida will receive the remaining 30% equity interest in 2029 and Ambow Shida may either rent or purchase, at the then current fair market value, from Changsha Yaxing Property Development Company Limited, which owns the real properties at Changsha K-12 Experimental School and Changsha Kindergarten, such real properties for the continuing use of these properties by the two schools. Ambow Shida’s receipt of the remaining equity interest in 2029 is not conditional upon the rent or purchase of the schools’ real properties); and

•	Ambow Shida owns a 90% equity interest and Shenyang Hanwen Classic Books Publishing Co. Ltd., an entity unrelated to us, owns a 10% equity interest in Shenyang K-12.

(2)	Colleges

•	SIWA Future Holding owns and operates Beijing Century College; and

•

Ambow Shida owns 70% equity interest and Shanghai Yunhai Industrial Joint Stock Company Limited and Shanghai Yundu Corporate Development Co. Ltd., entities not related to us, own 30% equity interest in Kunshan Zhouzhuang Taishidian Tourism Scenic Area Development Co., Ltd., or Taishidian Holding, which wholly owns one subsidiary, Kunshan Suda Facility Management Co., Ltd., Taishidian Holding also owns and operates one college, Applied Technology College.

In addition to the operational entities described above, we have also formed an RMB fund, Wenjian Gongying, which is owned by us, our Hong Kong subsidiary, Ambow Education (Hong Kong) Ltd., and Suzhou

Wenjian, a domestic PRC entity controlled by Ambow Online through contractual arrangements. We may use Wenjian Gongying in the future to provide funding to Ambow Sihua, Ambow Shanghai and other permitted affiliated entities in China, in which event our RMB fund would become a shareholder in such entities. The business purpose of Wenjian Gongying is to make equity investments, consult on venture investments and provide management consulting for companies it invests in. Wenjian Gongying facilitates our ability to convert US$ into RMB to make investments in the PRC. This allows us to make investments in other PRC companies and schools that do not include compulsory education. Such investment by Wenjian Gongying will be subject to the PRC industrial policies on foreign investment, which policies classify industries as "encouraged", "permitted", "restricted" and "prohibited" for foreign investment purposes. Wenjian Gongying, as a foreign-invested entity, is allowed by such policies to invest in colleges that are in an encouraged industry, tutoring centers and career enhancement centers that are in permitted industries and high schools that are in a restricted industry. While Wenjian Gongying’s investment in restricted industries, such as high schools, requires approval by the MOFCOM or its local counterparts, its investment in permitted industries or encouraged industries only needs to be filed with such agencies, provided that where an acquisition target is a school or a college, the approval of the MOE or its local counterparts shall also be obtained.

The foreign exchange Wenjian Gongying uses as consideration for an equity acquisition or capital contribution is allowed to be converted into RMB by the seller in an acquisition transaction or the entity receiving a capital contribution, as applicable, according to a SAFE notice issued on November 14, 2008. Since Wenjian Gongying is wholly-owned by us and our affiliates, we do not need to pay Wenjian Gongying any fees for any investment we may make through it. Our domestic entities may use our RMB operating profit to acquire PRC private schools that conduct compulsory education because they are not subject to investment restrictions applicable to foreign investment and, therefore, no MOFCOM or SAFE approval will be involved. We are currently seeking the necessary approvals to inject registered capital into Wenjian Gongying. Since we control Wenjian Gongying and our domestic entities through equity investments and VIE structure, respectively, our control will extend to those entities whose controlling ownership interest is purchased through Wenjian Gongying or our domestic entities.

Agreements that provide effective control over our VIEs and their respective subsidiaries

Agreements that provide effective control over Ambow Shida and its subsidiaries

We have entered into a series of agreements with Ambow Shida and its shareholders. These agreements provide us substantial ability to control Ambow Shida and its shareholders, and we have obtained an option to purchase all of the equity interests of Ambow Shida. These agreements include:

Share Pledge Agreement.    Pursuant to the share pledge agreement, dated January 31, 2005, among Ambow Online, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, as amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue, each of Xuejun Xie and Jianguo Xue pledged all of her or his equity interest in Ambow Shida to Ambow Online to secure the performance of Ambow Shida under an exclusive cooperation agreement, dated January 31, 2005, between Ambow Online and Ambow Shida as described below. Each of Xuejun Xie and Jianguo Xue also agreed not to transfer, dispose of or otherwise directly or indirectly create any encumbrance over her or his equity interest in Ambow Shida, or take any actions that may reduce the value of her or his equity interest in Ambow Shida without the prior written consent of Ambow Online.

Call Option Agreement.    Pursuant to the call option agreement, dated January 31, 2005, among AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, as amended by the termination agreement dated April 26, 2007 and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue, AECL or its designee has an option to purchase from each of Xuejun Xie and Jianguo Xue, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Shida in one or more installments at an aggregate purchase price of RMB3.0 million unless the applicable laws state otherwise. AECL or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Should we decide to exercise such option, we or our designee would effect such purchase through the cancellation of loans owed to us by Xuejun Xie and/or Jianguo Xue unless the then applicable laws require the purchase price to be determined by a valuation or otherwise provided, in which case the transfer price shall be the minimum amount provided by applicable law and we will effect such purchase through, to the extent necessary, a combination of cash and cancellation of loans owed to us by each of Xuejun Xie and Jianguo Xue.

Powers of Attorney.    Pursuant to the powers of attorney, each dated April 26, 2007, each of Xuejun Xie and Jianguo Xue irrevocably entrusted all the rights to exercise her or his voting power of Ambow Shida to Ambow Online for an indefinite period of time.

Loan Agreements.    Pursuant to the loan agreements, each dated January 31, 2005, among AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, respectively, amended by amendment agreements, dated April 26, 2007, among Ambow Online, AECL and Xuejun Xie and Jianguo Xue, respectively, and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue or renewed by a loan agreement between Ambow Online and Jianguo Xue dated February 1, 2008, as applicable, Ambow Online loaned RMB2.7 million and RMB0.3 million to Xuejun Xie and Jianguo Xue, respectively, to fund the registered capital requirements of Ambow Shida. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shida held by Xuejun Xie and Jianguo Xue, as applicable, to Ambow Online or its designee.

Agreements that provide effective control over Ambow Shanghai and its subsidiaries

We have entered into a series of agreements with Ambow Shanghai and its shareholders. These agreements provide us substantial ability to control Ambow Shanghai and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Ambow Shanghai. These agreements include:

Share Pledge Agreement.    Pursuant to the share pledge agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, each a shareholder of Ambow Shanghai, each of Xuejun Xie and Xiaogang Feng pledged all of her or his equity interest in Ambow Shanghai to Ambow Online to secure the performance of Ambow Shanghai or its subsidiaries’ obligations under a technology service agreement between Ambow Online and Ambow Shanghai dated October 31, 2009 as described below. Each of Xuejun Xie and Xiaogang Feng also agreed not to transfer, dispose of or otherwise create any encumbrance over her or his equity interest in Ambow Shanghai, or distribute dividends of Ambow Shanghai without the prior written consent of Ambow Online.

Call Option Agreement.    Pursuant to the call option agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, each a shareholder of Ambow Shanghai, each of Xuejun Xie and Xiaogang Feng irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of her or his equity interest in Ambow Shanghai. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Shanghai and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online. Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future.

Powers of Attorney.    Pursuant to the powers of attorney, each dated October 31, 2009, each of Xuejun Xie and Xiaogang Feng irrevocably entrusted all the rights to exercise her or his voting power to Ambow Online, including without limitation, the power to sell, transfer or pledge, in whole or in part, such shareholder’s equity interests in Ambow Shanghai and to nominate and appoint the legal representative, directors, supervisors, general managers and other senior management of Ambow Shanghai during the term of the share pledge.

Loan Agreement.    Pursuant to the loan agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, Ambow Online loaned RMB0.8 million to Xuejun Xie and RMB0.2 million to Xiaogang Feng to fund the registered capital requirements of Ambow Shanghai. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shanghai held by each of Xuejun Xie and Xiaogang Feng, as applicable, to Ambow Online or its designee.

Agreements that provide effective control over Ambow Sihua and its subsidiaries

We have entered into a series of agreements with Ambow Sihua and its shareholders. These agreements provide us substantial ability to control Ambow Sihua and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Ambow Sihua. These agreements include:

Share Pledge Agreements.    Pursuant to the share pledge agreement, dated October 31, 2009 and further amended by a supplementary agreement dated March 4, 2010, between Ambow Online and Xuejun Xie, a shareholder of Ambow Sihua, and the share pledge agreement, dated March 4, 2010, between Ambow Online and Xiaogang Feng, a shareholder of Ambow Sihua, each of Xuejun Xie and Xiaogang Feng pledged all of her or his equity interest in Ambow Sihua to Ambow Online to secure the performance of Ambow Sihua or its subsidiaries under a technology service agreement between Ambow Online and Ambow Sihua dated October 31, 2009 as described below. Each of Xuejun Xie and Xiaogang Feng also agreed not to transfer, dispose of or otherwise create any encumbrance over her or his equity interest in Ambow Sihua, or distribute dividends of Ambow Sihua without the prior written consent of Ambow Online.

Call Option Agreements.    Pursuant to the call option agreement, dated October 31, 2009 and further amended by a supplementary agreement dated March 4, 2010, between Ambow Online and Xuejun Xie, a shareholder of Ambow Sihua, and the call option agreement, dated March 4, 2010, between Ambow Online and Xiaogang Feng, a shareholder of Ambow Sihua, each of Xuejun Xie and Xiaogang Feng irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of her or his equity interest in Ambow Sihua. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Sihua and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online. Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future.

Power of Attorney.    Pursuant to the powers of attorney, dated October 31, 2009 and March 4, 2010, respectively, each of Xuejun Xie and Xiaogang Feng irrevocably entrusted all the rights to exercise her or his voting power to Ambow Online, including without limitation, the power to sell, transfer or pledge, in whole or in part, her or his equity interest in Ambow Sihua and nominate and appoint the legal representative, directors, supervisors, general managers and other senior management of Ambow Sihua during the term of the share pledge.

Loan Agreement.    Pursuant to the loan agreement between Ambow Online and Xiaogang Feng, dated March 4, 2010, Ambow Online loaned RMB40.0 million to Xiaogang Feng to fund the registered capital requirements of Ambow Sihua. To the extent permitted by PRC laws, such loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Sihua held by Xiaogang Feng to Ambow Online or its designee.

Agreements that provide effective control over Suzhou Wenjian

We have entered into a series of agreements with Suzhou Wenjian and its shareholders. These agreements provide us with the ability to control Suzhou Wenjian and grant us the exclusive option to purchase all of the equity interests of Suzhou Wenjian. These agreements include:

Share Pledge Agreement.    Pursuant to the share pledge agreement, dated February 25, 2009, among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu, each a shareholder of Suzhou Wenjian, each of Xuejun Xie, Xiaogang Feng and Yisi Gu pledged all of his or her equity interest in Suzhou Wenjian to Ambow Online to secure the performance of Suzhou Wenjian under a technology service agreement between Ambow Online and Suzhou Wenjian dated February 25, 2009. Each shareholder of Suzhou Wenjian also agreed that, without the prior written consent of Ambow Online, such shareholder shall not transfer, dispose of or otherwise create any encumbrance over his or her equity interest in Suzhou Wenjian. The share pledge will expire three years after all obligations related to the technology service agreement are fully performed.

Call Option Agreement.    Pursuant to the call option agreement, dated February 25, 2009, among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu, each a shareholder of Suzhou Wenjian, each of Xuejun Xie, Xiaogang Feng and Yisi Gu irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Suzhou Wenjian. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Suzhou Wenjian and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online. Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future.

Powers of Attorney.    Under powers of attorney, each dated February 25, 2009, each of Xuejun Xie, Xiaogang Feng and Yisi Gu granted to Ambow Online the power to exercise all of his or her voting rights of Suzhou Wenjian during the term of the share pledge.

Loan Agreement.    Pursuant to the loan agreement among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu dated February 25, 2009, Ambow Online loaned RMB0.4 million to Xiaogang Feng, RMB0.3 million to Xuejun Xie and RMB0.3 million to Yisi Gu to fund the registered capital requirements of a domestic PRC company. Ambow later formed Suzhou Wenjian to serve as this domestic PRC company. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Xuejun Xie, Xiaogang Feng and Yisi Gu in Suzhou Wenjian to Ambow Online.

Agreements that transfer economic benefits to us

Agreements that transfer economic benefits to us from Ambow Shida and its subsidiaries

Exclusive Cooperation Agreement.    Pursuant to the exclusive cooperation agreement, dated January 31, 2005 and revised on May 13, 2010, by and between Ambow Online and Ambow Shida, Ambow Online has the exclusive right to provide to Ambow Shida technical support and marketing consulting services relating to online education for primary and middle school and other related services in exchange for certain service fees, which are equal to Ambow Shida’s pre-tax profit. The initial term of this agreement is twenty years and the term can be renewed upon expiration. The agreement can be terminated by mutual agreement, by written notice from the non-breaching party upon a breaching party’s failure to cure its breach, or by either party’s written notice upon non-performance of the agreement for 30 days as a result of any force majeure. We have not received any payment of service fees contemplated by this agreement.

Ambow Online has the unilateral right to adjust the level of service fee to be charged to Ambow Shida under this exclusive cooperation agreement at any time. At the time this agreement was originally entered into on

January 31, 2005, we set the service fee that could be charged at 65% of Ambow Shida’s profits in order to retain sufficient cash in Ambow Shida to fund its operating needs and manage liquidity. We subsequently determined that in the short to medium term we would not charge the service fee available to us in the agreement but on May 13, 2010 we updated the agreement to increase the service fee percentage that could be charged by Ambow Online to Ambow Shida to 100% of profits so as to provide us with more flexibility in the future.

We have not yet received any payment of service fees contemplated by this agreement but retain the flexibility to charge these service fees in the future. In addition to extracting the profits of Ambow Shida through the exclusive cooperation agreement, we also can extract profits from Ambow Shida through dividends to Ambow Online received indirectly through the shareholders of Ambow Shida or through donations directly from Ambow Shida to Ambow Online. The dividends and/or donations can be enacted through the agreements that provide us with effective control over Ambow Shida and its subsidiaries as set out in “Item 7.B — Related Party Transactions — Contractual arrangements with our VIEs and their respective subsidiaries”. These two alternative mechanisms are not currently subject to any legal restrictions or limitations.

As of the date of this prospectus, no distributions have been made to the shareholders of Ambow Shida and so no subsequent distribution has been made to us or Ambow Online. As described above, at our discretion we have decided to retain all of Ambow Shida’s profits to date within Ambow Shida for the purpose of managing its liquidity.

Agreements that transfer economic benefits to us from Ambow Shanghai and its subsidiaries

Technology Service Agreement.    Pursuant to the technology service agreement, dated October 31, 2009, by and between Ambow Online and Ambow Shanghai, Ambow Online has the exclusive right to provide to Ambow Shanghai (i) education or training solutions; (ii) employee training and technical support; and (iii) management and consulting services related to Ambow Shanghai’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Ambow Shanghai’s failure to cure its breach of the agreement or by mutual written agreement at any time. We have not received any payment of service fees contemplated by this agreement.

Agreements that transfer economic benefits to us from Ambow Sihua and its subsidiaries

Technology Service Agreement.    Pursuant to the technology service agreement, dated October 31, 2009, by and between Ambow Online and Ambow Sihua, Ambow Online has the exclusive right to provide to Ambow Sihua (i) education or training solutions; (ii) employee training and technical support; and (iii) management and consulting services related to Ambow Sihua’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Ambow Sihua’s failure to cure its breach of the agreement or by mutual written agreement at any time. We have not received any payment of service fees contemplated by this agreement.

Agreements that transfer economic benefits to us from Suzhou Wenjian

Technology Service Agreement.    Pursuant to the technology service agreement, dated February 25, 2009, by and between Ambow Online and Suzhou Wenjian, Ambow Online has the exclusive right to provide to Suzhou Wenjian (i) educational and training solutions and related hardware and software development services, (ii) employee training and technical support, and (iii) management and consulting services related to Suzhou Wenjian’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Suzhou Wenjian’s failure to cure its breach of the agreement or by mutual written agreement at any time. We have not received any payment of service fees contemplated by this agreement.

D.	Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease approximately 2,400 square meters of office space. In addition, we lease an aggregate of approximately 552,193 square meters of space for our tutoring centers, K-12 schools, career enhancement centers and colleges. We own an aggregate of approximately 222,000 square meters, including approximately 54,000 square meters at our K-12 school in Jiangsu Province, 86,000 square meters at the Applied Technology College, approximately 37,000 square meters at our K-12 school in Beijing, approximately 24,000 square meters at Beijing Century College, and approximately 21,000 square meters at Changsha K-12 Experimental School.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements for the periods specified including the notes thereto included elsewhere in this annual report on Form 20-F as well as "Item 3.A Key Information—Selected Consolidated Financial Data." We undertake no obligation to update publicly any forward-looking statements in this annual report on Form 20-F.

A.	Operating Results

Overview

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer consistently high-quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and robust infrastructure. Our regional service hubs, comprised of 107 tutoring centers, five K-12 schools, 17 career enhancement centers and two colleges as of December 31, 2010, combined with our distributors, enable us to provide our services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Through our directly-operated tutoring centers, schools, career enhancement centers and colleges and our distributors, we have significantly grown our net revenue, net income and student enrollment. Our net revenues increased from RMB508.4 million in 2008 to RMB902.0 million in 2009 to RMB1,404.9 million (US$212.9 million) in 2010. Our growth from 2008 to 2010 was primarily driven by the expansion of our service hubs across both Better Schools and Better Jobs, through acquisition and organic growth.

We recorded net income of RMB67.4 million, RMB138.0 million and RMB211.7 million (US$32.1 million) in 2008, 2009 and 2010, respectively.

Net revenues from our Better Schools division, which includes tutoring and K-12 schools, accounted for 51.0%, 54.5% and 63.8% of our total net revenues in 2008, 2009 and 2010, respectively. Net revenues from our Better Jobs division, which includes career enhancement and colleges, accounted for 49.0%, 45.5% and 36.2% of our total net revenues in 2008, 2009 and 2010, respectively. We expect the mix of our net revenues between our Better Schools and Better Jobs divisions to fluctuate as we continue to expand our business and as the expansion plans focus more heavily on one of our segments in a given period.

As of December 31, 2010, we had a total of 858,800 student enrollments for our Better Schools and Better Jobs divisions. When we refer to student enrollments in this annual report, we mean the total number of students enrolled in our K-12 schools and colleges and the total number of classes, tutoring sessions or training programs purchased by students under our tutoring and career enhancement services as well as the registered users of software products sold by distributors as of the end of a particular academic period. For example, if one student enrolls in two separate tutoring classes or training programs, we count that as two student enrollments.

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s education industry, our education business is currently conducted through contractual arrangements among our wholly-owned subsidiaries in China and our consolidated variable interest entities, or VIEs, in China. Our VIEs and their respective subsidiaries hold the licenses and permits necessary to conduct our educational and career enhancement services business in China and directly operate our tutoring centers, K-12 schools, career enhancement centers and colleges, develop and distribute educational content, software and other technologies, and operate our online education business. We have entered into Technology Service Agreements or Exclusive Cooperation Agreements with our VIEs pursuant to which we may receive economic benefits in the future. As of the date of this annual report, we have not received any payments under these agreements because we have not provided any services to the VIEs under these agreements. We plan to utilize these agreements once we have finalized our plans on the provision of intercompany services, which will take into account our liquidity position as well as our ability to fund and expand our business. We have, however, entered into additional agreements to sell products and provide services to our VIEs’ subsidiaries. The terms of these sales agreements to our VIEs’ subsidiaries are the same as sales to third parties described further in this section of the annual report.

Factors affecting our results of operations

General factors affecting our results of operations

We have benefited significantly from the following recent trends in the China educational and career enhancement services market:

•	Rapid growth in disposable household income;

•	Intense competition in the education sector and the job market;

•	Rapid economic growth;

•	Increasing hiring needs of existing and new companies doing business in China; and

•	The increased availability and utilization of advanced learning technologies to supplement the traditional education delivery model.

The overall economic growth and the increase in the GDP per capita in China have led to a significant increase in spending on education in China. In addition, education is a welcomed and supported industry in China, which means that education service providers often get preferential treatment in terms of infrastructure support and tax rates. We anticipate that the demand for private education and career enhancement training in China will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the education and career enhancement industries in China, which in turn may harm our business and results of operations. We are subject to a legal regime consisting of regulations governing various aspects of our business such as regulations on education, software, internet, audio-video broadcasting, tax, information security, privacy, copyright and trademark protection and foreign exchange. These regulations are evolving and are subject to frequent changes which may materially adversely affect our business in all aspects such as the operation of our K-12 schools, tutoring centers, colleges and career enhancement centers through the VIE structure, the engagement of public school teachers and the organization of classes with large-size attendance in our tutoring centers, the establishment of new colleges and the offering of our online services. Though we do not possess the land use right certificates or building ownership certificates with respect to some of our owned real properties, and the lessors of some of our leased properties do not have effective ownership certificates, we do not believe that our ability to maintain and obtain or renew our licenses or permits for our business operations will be adversely affected by such issues, except that the failure of our two colleges to possess the required amounts of land may impact their ability to conduct their business if we are not able to address this deficiency by the required compliance period in 2013. To satisfy such land requirements at our two colleges would require us to incur significant expenses that we are not able to quantify, but which we believe could be millions of RMB.

Specific factors affecting our results of operations

While our business is influenced by factors affecting the education and career enhancement industries in China generally and by conditions in each of the geographic markets we serve within China, we believe our business is more directly affected by company-specific factors, including, among others:

•

The number of student enrollments.    The number of student enrollments is largely driven by the demand for the educational programs offered by our Better Schools and Better Jobs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our tutoring centers, K-12 schools, career enhancement centers and colleges, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We plan to add new tutoring and career enhancement centers as well as expanding alliances and partners to further penetrate our existing markets and enter new geographies to attract new student enrollments of related services. We also plan to continue to add new offerings to better attract students of different needs and provide cross-selling opportunities. However, we intend to keep the current K-12 or college student enrollments, which are almost at its full capacity.

•

The amount of fees we charge.    We determine course fees for our tutoring and career enhancement services primarily based on demand for our courses, the targeted market for our courses, the geographic location and capacity of the center, costs of delivering our services, and the course fees charged by our competitors for the same or similar courses.

Education services are an investment for the future, especially for children’s education, in China. Steady growth of the economy will likely result in the continuous growth of income and higher consumption levels for China’s citizens, who will have more capital for the education of their children, especially for after-school tutoring. However, we believe that the tuition fees of tutoring services and K-12 schools and college tuition fees are less impacted by the ups and downs of the overall economy as we believe that people in China generally cut back on other spending before they reduce their spending on their children’s education. We believe that fees charged for career enhancement services will be more impacted by the economy. If students anticipate a lower-wage job after they graduate, they may be willing to spend less for career enhancement services.

The maximum tuition fees that a school or a college can charge vary by locations, but usually the regulations governing these price controls take into consideration China’s economic growth in determining whether to approve a tuition increase and in setting the size of the tuition increase. Usually the local governments review and adjust tuition fees every two to three years as necessary to reflect inflation or new educational services that are provided. Price controls by local governments will affect the amount by which we are able to increase our fees charged to students in our K-12 schools and colleges.

•

Our costs and expenses. We incur costs and expenses at both the headquarter level and at our tutoring centers, K-12 schools, career enhancement centers and colleges. Our most significant costs at our K-12 schools, tutoring centers, colleges and career enhancement centers are compensation paid to our teachers and for rent expense. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

Effects of change in our sales model

In 2007, we provided services through sales agents to students attending our partner schools where we did not control the facilities or teachers. In May 2008, we began to change our sales model and started to cease providing services directly to students where we did not control the facilities or teachers. Our new business model focuses on providing services to students attending our directly-operated centers and schools and, to a lesser extent, on the sale of stand-alone software products to distributors.

Under our old sales model, we delivered the learning materials we had developed through courses to students attending our partner schools with the help of sales agents, and we remained responsible for the delivery of the services to students. As a result, the net revenues we recognized were the gross amounts paid by students for our services, and we incurred significant costs relating to the services we were responsible to provide under this sales model. Our gross margin in 2008, when a substantial majority of our net revenues were recognized pursuant to our old sales model, was 35.6%.

Under our new business model, our directly-operated tutoring centers, schools, career enhancement centers and colleges generate revenues from tuition fees, education services fees and, to a much lesser extent, stand-alone software products. Our new sales model for selling software products is focused on selling these products to our distributors. The distributors are responsible for the delivery of services that incorporate our software products or for selling the software products on a stand-alone basis with no further service obligation. Under the new product sales model, we contract directly with distributors and have no direct contact with schools or their students. We also have no further obligation to the schools or students in terms of the delivery of services. As a result, for sales of software products under the new sales model, we recognize less revenue for each sale compared to the old sales model but recognize a higher gross margin as we are no longer responsible for the cost of delivering the services to schools or students or for sales agent costs.

Our gross margin for delivery of services to our tutoring centers, K-12 schools, career enhancement centers and colleges, combined with sales of software products under this new sales model, was 54.7% in 2009 and 58.6% in 2010. The increased gross margin was especially evident in 2009 as 2008 was a transition year with significant net revenue still being recognized on sales of our services through sales agents to students at our partner schools as opposed to selling software products to distributors. As of December 31, 2008, we still had some deferred revenue that was recognized as net revenue in 2009 from sales under our old sales model made in 2008.

Sales through our distributors

For the years ended December 31, 2008, 2009 and 2010, an estimated 4.0%, 15.0% and 10.9%, respectively, of our net revenues were generated by sales through our distributors. We expect net revenues generated on sales through distributors as a percentage of total net revenues to fluctuate from period to period.

The following are the key terms of sales to our distributors, the nature of support services provided by our distributors to their customers and our basis for estimating returned products from distributors.

Terms of sales

In 2009, we generally sold software products to our distributors on a prepaid basis. Sales with credit terms require special approval by our management. While not significant in 2010, we have extended credit terms to our two key distributors. We do not give refunds and only offer replacements to the extent of product defaults. We provide secondary support in rare instances when the distributors cannot answer end users’ questions. This support is available for a short period after the sales of the software product and has been immaterial for all periods presented.

How distributors provide customers with support services

In addition to the sales of software products to end users, our distributors may also provide support services to the end users including classroom tutoring, providing facilities for study and on-the-job coaching, where applicable. The distributors determine what other support services, if any, they are going to provide and bear the sole responsibility for these support services.

How we estimate amounts of returned products

We do not give refunds and only offer replacements to the extent of product defaults within 30 days after delivery. Based on our past experience and quality control procedures performed before products are shipped out, the number of returns is minimal and we, therefore, do not expect any significant returns in the future.

Effects of acquisitions and other expansion plans

In 2008, we made an aggregate of ten acquisitions through business combinations and one acquisition of long-term operating rights pursuant to which we acquired 28 tutoring centers, two K-12 schools, and three career enhancement centers. In 2009, we made an aggregate of 13 acquisitions pursuant to which we acquired 66 tutoring centers, three K-12 schools, 12 career enhancement centers and two colleges. During the first quarter of 2011, we made an aggregate of five acquisitions through business combinations. Of these five acquisitions, one was for tutoring centers and four were for career enhancement centers. Our future results of operations will depend significantly upon our ability to increase student enrollments at existing schools and centers and further expand our partner school and center network throughout China. We plan to continue to expand our operations going forward, including selectively converting our A+ Alliance partners to our own learning centers and schools through business combinations and by making acquisitions depending on market conditions and our ability to identify and consummate such acquisitions. To consummate these transactions, we believe that we will use some of the proceeds from our IPO and we may also issue additional shares in these acquisitions that will dilute our shareholders. Our planned continued expansion will also result in substantial demands on our management, operational, technological, financial and other resources. We will continue to implement additional measures and recruit qualified personnel in order to effectively manage and support our growth.

Key financial performance indicators

Our key financial performance indicators consist of our net revenues, cost of revenues, gross profit and operating expenses, which are discussed in greater detail below. The following table sets forth our net revenues, cost of revenues and gross profit, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	508,369	100.0	902,026	100.0	1,404,884	212,861	100.0
Cost of revenues	(327,168)	(64.4)	(408,985)	(45.3)	(581,029)	(88,035)	(41.4)

Gross Profit	181,201	35.6	493,041	54.7	823,855	124,826	58.6

Net revenues

In 2008, 2009 and 2010, we generated net revenues of RMB508.4 million, RMB902.0 million and RMB1,404.9 million (US$212.9 million), respectively.

Beginning in 2008, we acquired and began to operate tutoring centers, K-12 schools and career enhancement centers. These acquired centers and schools generated revenues from tuition fees, accommodation fees and, to a much lesser extent, education materials. We also commenced the sale of services directly to students studying at these acquired centers and schools, in addition to continuing to provide services to other students through our sales agents. In 2008, we also started to sell some of our internally developed software products on a stand-alone basis to distributors with no further obligation to provide services in connection with these software products. As discussed above, under our new sales model, we contract directly with distributors and have no direct contact with the schools or their students.

In 2009, we acquired more tutoring centers, K-12 schools, and career enhancement centers and our first two colleges and we completed the transition to our new sales model for sales of our software products to distributors. We did not complete any business acquisitions in 2010 as a result of our IPO preparation.

Our total product revenues as a percentage of our total net revenues was 7.6%, 15.7% and 16.3% in 2008, 2009 and 2010, respectively. Our product sales include value added tax. We expect our total product revenues as a percentage of our total net revenues to remain flat or decline. Our primary focus going forward will be on selling our education programs and services to students in our directly-operated tutoring centers, K-12 schools, career enhancement centers and colleges.

We derived net revenues from our four operating segments in terms of percentages of our overall net revenues as follows in 2008, 2009 and 2010:

	For the Year Ended December 31,
	2008	2009	2010
	%	%	%
Better Schools:
Tutoring	49.2	39.9	45.9
K-12 schools	1.8	14.6	17.9

Total Better Schools	51.0	54.5	63.8
Better Jobs:
Career enhancement	49.0	29.5	20.2
Colleges	—	16.0	16.0

Total Better Jobs	49.0	45.5	36.2

The following table sets forth our approximate student enrollments under our four operating segments in 2008, 2009 and 2010:

	2008	2009	2010
Better Schools:
Tutoring (1)	415,000	589,700	769,000
K-12 schools (2)	10,000	21,300	22,400

Total Better Schools	425,000	611,000	791,400
Better Jobs:
Career enhancement (1)	41,000	49,600	54,800
Colleges (2)	—	12,600	12,600

Total Better Jobs	41,000	62,200	67,400

(1)	We disclose our student enrollments in our tutoring and career enhancement centers during the period because these students can enroll in multiple classes during a period. The number of student enrollments includes those served in our directly-operated tutoring and career enhancement centers as well as the registered users of software products sold by distributors. For the newly acquired centers during the year, we count only student enrollments after the acquisition becomes effective.
(2)	We disclose our student enrollments in our K-12 schools and colleges as of the end of the periods because these students enroll for a semester or school year and the number of students enrolled in these schools is relatively stable throughout the period.

Tutoring.    We provide educational services in our 107 tutoring centers as of December 31, 2010. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to six months. We also generate revenues in our tutoring segment through sales of software products. We recognize these net revenues upon delivery of our software products to distributors. The most significant factors that directly affect our net revenues in our tutoring segment are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB100 to RMB13,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are generally delivered in large class settings ranging from 15 students to 50 students per class, though we also deliver these services in premium classes, including one-on-one tutoring.

K-12 schools.    We currently operate five K-12 schools. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly takes place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB2,500 to RMB45,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 50 students per class.

Career enhancement.    Our career enhancement services are provided in our 17 career enhancement centers as of December 31, 2010. We recognize revenues from course fees collected for enrollment in the courses we offer at our career enhancement centers over the period of the course, which typically ranges from one month to 12 months. Course fees collected in advance are recorded as deferred revenues until the services are provided. We also generate revenues in our career enhancement segment through sales of software products. We recognize these revenues upon delivery of our software products to distributors. The most significant factors that directly affect our revenues in our career enhancement segment are the number of student enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, student enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB700 to RMB20,000 per program with course lengths ranging from one month to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class.

Colleges.    We operate two colleges, the Applied Technology College and Beijing Century College, which we acquired in 2009. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our colleges ratably over the semester. Tuition fees and associated accommodation fees collected in advance are recorded as deferred revenues until the services are provided. Our colleges generally collect full year tuition fees once a year between August and October. The most significant factors that directly affect our net revenues for our colleges are the number of student enrollments and the amount of tuition fees and associated accommodation fees we charge. Tuition and associated accommodation fees for our colleges for 2010 ranged from RMB16,000 to RMB30,000 per year.

Cost of revenues

Cost of revenues for our educational and career enhancement programs and services primarily consists of:

•

Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools, tutoring centers, colleges and career enhancement centers. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;

•	Rental payments for the operation of our school and center properties;

•	Depreciation and amortization of properties and equipment used in the provision of educational and career enhancement services and accommodation facilities;

•	Utilities used in our schools and center properties and accommodation facilities; and

•	Prior to the change in our sales model, costs paid to sales agents.

Cost of revenues for software products primarily consists of raw material costs of compact disks, packaging and shipping and value added tax and is significantly lower as a percentage of revenues than cost of revenues for services.

•

Tutoring.    Cost of revenues for our tutoring segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our centers. Cost of revenues for products sold in our tutoring segment primarily consists of materials, packaging and shipping.

•

K-12 schools.    Cost of revenues for our K-12 schools segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property and equipment used in the provision of educational services and accommodation facilities and, to a lesser extent, costs of course materials.

•

Career enhancement.    Cost of revenues for our career enhancement segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our centers. Cost of revenues for products sold in our career enhancement segment primarily consists of materials, packaging and shipping.

•

Colleges.    Cost of revenues for our colleges segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property and equipment used in the provision of educational services and accommodation facilities, as well as costs of course materials.

Gross profit

Gross profit as a percentage of our net revenues was 35.6%, 54.7% and 58.6% in 2008, 2009 and 2010, respectively. The significant increase in our gross margin from 2008 to 2009 was primarily due to the increased gross margins generated by our acquired entities as well as changes in services delivery model. In 2008, during the initial period of our transition to our new services delivery model, our gross margin was 35.6%. Under our new model, gross margins for our software products are significantly higher as our costs to produce these software products are minimal. In 2009 and 2010, gross margin was 54.7% and 58.6% respectively, the improvement in gross margin was attributable to increased demand for premium services as well as better utilization of facilities in tutoring and career enhancement.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	508,369	100.0	902,026	100.0	1,404,884	212,861	100.0

Operating expenses:
Selling and marketing	(43,123)	(8.5)	(138,423)	(15.4)	(243,193)	(36,847)	(17.3)
General and administrative	(56,860)	(11.2)	(188,518)	(20.9)	(289,082)	(43,800)	(20.6)
Research and development	(11,696)	(2.3)	(17,470)	(1.9)	(27,769)	(4,207)	(2.0)

Total operating expenses	(111,679)	(22.0)	(344,411)	(38.2)	(560,044)	(84,854)	(39.9)

Selling and marketing expenses.    Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. Our selling and marketing expenses increased significantly both in absolute terms and as a percentage of net revenues from 2008 and 2009. This increase was primarily due to the acquisition of additional tutoring centers, K-12 schools, career enhancement centers and colleges as we made a number of acquisitions in 2008 and 2009 and also additional headcount related and marketing expenses at the headquarter level. The increase from 2009 to 2010 was primarily due to corporate branding and advertising. We expect that our selling and marketing expenses will continue to increase as we further expand into new geographic locations, continue to make acquisitions and continue to enhance our brand recognition, but we do not expect the magnitude of the increase as a percentage of net revenue to continue.

General and administrative expenses.    Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles and, to a lesser extent, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities. Our general and administrative expenses as percentage of net revenues increased significantly from 2008 to 2009 due to the acquisitions and professional service expenses as we prepared for listing. Our general and administrative expenses as a percentage of net revenues decreased from 20.9% to 20.6% in 2009 to 2010 as a result of our increasing economies of scale and improved operating efficiency.

Research and development expenses.    Our research and development expenses primarily consist of compensation, benefits and other headcount-related costs associated with the development of our online education technology platform and courseware and outsourced development costs. We expect that our research and development expenses will continue to increase in absolute terms but remain flat as a percentage of our net revenue as we continue to improve our products and services as well as geographic expansion.

Share-based compensation expenses.    The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based expenses:
Selling and marketing	(1,194)	12.0	(4,411)	32.6	(7,204)	(1,092)	21.0
General and administrative	(8,370)	83.8	(8,640)	63.9	(26,029)	(3,944)	76.1
Research and development	(426)	4.2	(480)	3.5	(981)	(149)	2.9

Total share-based expenses	(9,990)	100.0	(13,531)	100.0	(34,214)	(5,185)	100.0

Our predecessor entity, Ambow Education Co., Ltd., adopted the 2005 Stock Plan in February 2005. Our 2010 Equity Incentive Plan was adopted by our shareholders in June 2010 and became effective upon completion of our IPO. See "Item 6 — Directors, Senior Management and Employees — Compensation—Equity-based compensation plans." In 2008, 2009 and 2010, we granted 3,006,000, 3,373,885 and 6,701,100 share options, respectively, to our employees and consultants for services rendered by them. Accordingly, we have adopted the provisions of ASC 718 "Stock Compensation" and ASC 505-50 "Equity Based Payments to Non-Employees" for the share options we granted. For options granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the options. For options granted to our consultants, we record share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed.

Taxation

We are a Cayman Islands company and we currently conduct our operations primarily through our subsidiaries in China and our VIEs and their respective subsidiaries. Under the current laws of the Cayman Islands, we and our Cayman Island subsidiaries are not subject to tax on our income or capital gains. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

We also have two entities incorporated in Hong Kong which were subject to Hong Kong profit tax at a rate of 17.5% on assessable profits in 2007, and at 16.5% since the beginning of 2008.

As outlined in “Item 4.C — Information on the Company — Organizational Structure,” we operate a number of subsidiaries and through our VIEs, schools, tutoring centers, colleges and career enhancement centers in China. The following is a summary of the types and rates of taxation to which our China entities are subject.

Business tax

For those schools and colleges in China providing degree-oriented education services, they are exempted from paying business tax on revenue generated from both these services and any accommodation revenue associated with degree-oriented education. For all other entities in China, as well as for any revenue generated by schools and colleges for non-degree-oriented education services, business tax of between 3% and 5% of gross revenues is payable.

Income tax

Current income taxes are provided for in accordance with the laws and regulations set out below. Deferred income taxes are recognized when temporary differences exist between the tax bases and their reported amounts in the consolidated financial statements.

Corporate entities

Prior to January 1, 2008, our foreign invested enterprises, or FIEs, were taxed in accordance with "Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises," and the related implementing rules. Our VIEs, together with any other PRC domestic companies within our group, were taxed in accordance with local income tax laws. These companies were generally subject to an enterprise income tax rate of 33%, except those with preferential tax treatment as described below.

Since January 1, 2008, a new Corporate Income Tax Law, or the New CIT Law, became effective which unified the income tax rate for both domestic and foreign invested enterprises. Under the New CIT Law the standard income tax rate for our subsidiaries and VIEs is 25%.

The New CIT Law also imposes a withholding income tax rate of 10% on dividends distributed by an FIE to its immediate holding company outside of China. However, a lower withholding income tax rate of 5%

would be applied after the immediate holding company was registered in Hong Kong and could satisfy the criteria of a beneficial owner set out in Circular Guoshuihan (2009) No. 601, a circular issued by the State Administration of Taxation on October 27, 2009 on how to understand and identify a beneficial owner in tax treatments. Such withholding income tax was exempted under the previous income tax laws. A joint circular issued by the Ministry of Finance and State Administration of Taxation on February 22, 2008 clarified that the withholding income tax is only to be paid for earnings generated after January 1, 2008. According to the New CIT Law and a circular promulgated by the PRC State Administration of Taxation on December 10, 2009, in addition to the withholding income tax on dividends distributed by an FIE, the immediate holding company of an FIE will also be subject to an income tax at the rate of 10% for capital gain realized from transferring the equity interests in such FIE to third parties, and shall file and pay such tax within seven days after the date of the transferring agreement. Furthermore, when the de facto controlling shareholder who controls an FIE through an intermediate controlling entity, "indirectly transfers" the equity interests in such FIE by selling the intermediate controlling entity, such de facto controlling shareholder shall also file with the PRC tax authorities in some cases and may be subject to the PRC corporate income tax for the capital gain realized in such sale.

We have determined that our FIEs in China will not declare any dividends on which withholding tax should be paid and therefore no withholding tax has been accrued on the retained earnings of its FIEs in China.

In March 2007, Ambow Online was certified as a "new and high technology enterprise" and a "software enterprise", from which Ambow Online was entitled to choose to enjoy preferential tax treatment in either name. Ambow Online chose to apply for preferential tax treatment as a "software enterprise". As a result, it has been entitled to a two-year income tax exemption since 2008 and will be subject to 12.5% corporate income tax for another three years. This may be followed by a 15% tax rate for so long as Ambow Online continues to qualify as a "new and high-technology enterprise." If Ambow Online ceases to qualify for the current preferential corporate income tax rate, we will consider options that may be available at the time that would enable it to qualify for other preferential tax treatment.

Other than Ambow Online, certain of the affiliated entities of our VIEs were recognized as "Software Enterprises." One of these entities was exempt from income tax on profits for 2005 and 2006, and was subject to a 50% reduction in income tax rate from 2007 to 2009 while the other entity was exempt from income tax for 2008 and 2009 and is subject to a 50% reduction in income tax rate from 2010 to 2012.

Private schools and colleges

Our private schools and colleges, being privately run non-enterprise institutions, acquired in 2008 and 2009 are registered as private schools that either do or do not require a reasonable return. Prior to January 1, 2008, these private schools and colleges were subject to income tax determined in accordance with the Law for Promoting Private Education (2003) and the 2004 Implementing Rules, as well as the Notice on Tax Policy for Educational Institutions and Notice on Several Preferential Tax Policy jointly issued by the PRC Ministry of Finance and the State Administration of Taxation, collectively referred to as the 2003 Education Law. Under these laws and regulations, private schools or colleges not requiring reasonable returns were treated in a similar manner to public schools and were generally not subject to income tax. While it is indicated in the 2004 Implementing Rules that the relevant authorities under the State Council may consider formulating separate preferential tax treatment policies applicable to private schools requiring reasonable returns, no such tax preferential policy has been promulgated yet. As a result, the tax treatment applied to our schools and colleges varies among different cities.

Under the New CIT Law there are specific criteria that should be met to qualify as a not-for-profit entity that is exempt from corporate income tax, and the preferential corporate income tax policy for education institutions under the 2003 Education Law has been superseded. No detailed implementation guidance has been provided to local tax authorities on how to apply these changes to schools and colleges. Some of the schools and colleges we have acquired have been able to obtain preferential tax treatment from the local tax authorities or to agree with local tax authorities on a fixed amount of income tax payable for prior years. Where such preferential tax treatment or fixed amount payable has not been confirmed by the tax authorities, we have made a full provision for income taxes payable based on our understanding of the 2003 Education Law and the New CIT Law. No provision has been made for interest or late payment fees for such provision.

For our schools and colleges that we have acquired in 2008 and 2009, we have recorded a tax liability for estimated liabilities brought forward at the date of acquisition. At the same time, we have recorded an asset to recognize that all of the sellers of these schools have agreed to indemnify us against any taxes that may be payable for periods prior to the date of acquisition.

The determination of our provision for income taxes, particularly for private schools and colleges is subject to uncertainty. The strict application of the New CIT Law indicates that certain of our private schools and colleges are subject to income tax of 25% after January 1, 2008. For those private schools and colleges where the tax authorities have not determined a deemed fixed amount or deemed fixed rate for the purposes of calculating income tax payable, we have assumed that income tax of 25% is payable. However, as of December 31, 2010, no detailed implementation guidance has been provided to local tax authorities on how to apply the New CIT Law to private schools and colleges. It is possible that, upon the introduction of the detailed implementation guidance, we may find ourselves in a position whereby income tax is not payable for periods prior to the release of the detailed guidance.

The amount of income tax payable by our PRC subsidiaries, VIEs, schools and colleges in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, such PRC subsidiaries, and our effective tax rate depends partially on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. If further detailed guidance is issued by the State Administration of Taxation on how to apply the New CIT Law to schools and colleges this may also have an impact on the amount of income tax payable by our own schools and colleges.

Preferred shares redemption value accretion

Prior to the occurrence of our IPO, the holders of a majority of our outstanding Series C convertible redeemable preferred shares or the holders of at least two-thirds of our outstanding Series D convertible redeemable preferred shares had the right to require us, at any time after July 20, 2012, to redeem all such series of preferred shares in cash in an amount equal to the greater of (i) the shares’ original purchase price plus all declared but unpaid dividends, or (ii) the shares’ fair market value. The fair market value of the Series C convertible redeemable preferred shares and Series D convertible redeemable preferred shares was greater than their original purchase price as of December 31, 2008, December 31, 2009 and August 4, 2010. As a result, we recorded accretion to the redemption value of these shares using the effective interest method as a reduction to net income to arrive at net income attributable to ordinary shareholders. Upon the closing of our IPO, our convertible preferred shares converted into ordinary shares and therefore the accretion of the preferred shares redemption value ceased.

Allocation of net income to participating preferred shareholders

Prior to the occurrence of our IPO, the holders of our outstanding preferred shares had rights to participate in the dividends of the company on a fixed basis prior to and in preference of the holders of our ordinary shares. As a result, net income has been allocated to participating preferred shareholders based on their existing rights to receive dividends in order to arrive at net income attributable to ordinary shareholders. Upon the closing of our IPO, our convertible redeemable preferred shares converted into ordinary shares and this allocation of net income to participating preferred shareholders ceased.

Critical accounting policies and estimates

The preparation of financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. For additional information, see Note 2 of Notes to consolidated financial statements. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Revenue recognition

Revenues for educational programs and services and sales of software products are recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured. If a sales contract stipulates more than one deliverable and the deliverables are considered as multiple accounting units in accordance with ASC Topic 605, Revenue, the total revenue on such arrangements is allocated among the individual deliverables based on their relative fair values. For example, we have an arrangement where sales of product are bundled with sales of educational services. In such arrangement, the product is delivered initially before the provision of services. If sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement. Revenue is recorded net of business tax and surcharges.

a) Educational programs and services:

Educational programs and services mainly consist of primary and secondary curriculum education, university curriculum education, tutoring programs that supplement primary and secondary curriculum education and career enhancement and other corporate training programs that are provided directly or indirectly to students, where we are responsible for delivery of the programs and services. For the curriculum education programs the tuition revenue, including accommodation, is recognized on a straight-line basis over the length of the course, which is typically over a period of a semester. For tutoring programs, tuition revenue is recognized on a straight-line basis over the period during which tutoring services are provided to students. Educational materials revenue, which is immaterial and has not been disclosed separately, relates to the sales of various books, course materials and course notes for which we recognize revenue when the materials have been delivered to students.

b) Sales of products:

Product revenues relate to revenues from the sale of educational compact disks ("CDs"), or downloaded through the internet. The sales arrangements do not include post customer support services and we do not provide customers with upgrades. We recognize revenue for these products in accordance with U.S. GAAP guidance on the software revenue recognition guidance in ASC 985-605, Software-Revenue Recognition.

Business combinations

We accounted for acquisitions made in the year ended December 31, 2008 using the acquisition method in accordance with SFAS 141 "Business Combinations".

We adopted on a prospective basis SFAS 141(R) business combinations (now codified as ASC Topic 805, Business Combinations) in January 2009. This guidance significantly changed how business acquisitions were accounted for and impacts financial statements both on the acquisition date and in subsequent periods. We accounted for acquisitions made in the years ended December 31, 2009 and 2010 using the acquisition method in accordance with ASC Topic 805.

Goodwill

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired with the following two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. The fair value of each reporting unit is established using a combination of expected present value of future cash flow and income approach valuation methodology. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Determining when to test for impairment, our reporting units, the fair value of a reporting unit and the fair value of assets and liabilities within a reporting unit, requires judgment and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We bases fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

We perform impairment tests in the fourth quarter of each year. At the latest impairment test date, the fair value of our reporting units was significantly in excess of carrying value. No impairment loss was recognized for all years presented.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets. We did not incur impairment losses related to long-lived assets during the years ended December 31, 2008, 2009 and 2010.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized. Income taxes are provided for in accordance with the laws of the relevant taxing authorities.

We do not record PRC withholding tax expense for foreign earnings which we plan to reinvest to expand our PRC operations. We considered business plans, planning opportunities and expected future outcomes in assessing the needs for future expansion and support of our operations. If our business plans change or our future outcomes differ from our expectations, PRC withholding tax expense and our effective tax rate could increase or decrease in that period.

We adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Significant judgment is required in evaluating the uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. For the years ended December 31, 2008, 2009 and 2010, we did not have any interest and penalties associated with tax positions.

Share-based compensation

We grant share options to our employees, directors and non-employees. Cost of employee services received is measured at the grant-date using the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. Share-based compensation expense is recorded on a straight-line basis over the requisite service period, generally four years.

Cost of services received from non-employees is measured at fair value at the earlier of the performance commitment date or the date service is completed and recognized over the period the service is provided. To the extent we recognize any cost of service prior to the time the non-employees complete their performance, any interim measurements that we make during the performance period are made at the then current fair values of equity instruments at each of those interim financial reporting dates.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

Foreign currency translation

We use RMB as our reporting currency. The functional currency of our company and the subsidiaries incorporated in the Cayman Islands, Hong Kong and the British Virgin Islands is US$, while the functional currency of the other entities of our company is RMB. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. We considered various indicators, such as cash flows, sales price, market expenses, financing and inter-company transactions and arrangements in determining an entity’s functional currency.

In the consolidated financial statements, the financial information of our company and its subsidiaries, which use US$ as their functional currency, has been translated into RMB. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of shareholders’ equity and comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gain/loss, net on the consolidated statement of operations.

Results of operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

Summary of Consolidated Statements of Operations

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
Educational programs and services	469,543	760,444	1,175,723	178,140
Educational products	38,826	141,582	229,161	34,721

Total net revenues	508,369	902,026	1,404,884	212,861
Cost of revenues(1)	(327,168)	(408,985)	(581,029)	(88,035)

GROSS PROFIT	181,201	493,041	823,855	124,826

Operating expenses:
Selling and marketing	(43,123)	(138,423)	(243,193)	(36,847)
General and administrative(1)	(56,860)	(188,518)	(289,082)	(43,800)
Research and development	(11,696)	(17,470)	(27,769)	(4,207)

Total operating expenses	(111,679)	(344,411)	(560,044)	(84,854)

OPERATING INCOME	69,522	148,630	263,811	39,972

OTHER INCOME (EXPENSE)	5,573	(9,047)	(13,670)	(2,071)

Income before tax and non-controlling interest	75,095	139,583	250,141	37,901
Income tax expense	(7,735)	(1,562)	(38,442)	(5,825)

NET INCOME	67,360	138,021	211,699	32,076
Non-controlling interest	—	215	4,333	657

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	67,360	138,236	216,032	32,733
Preferred shares redemption value accretion	(67,768)	(157,877)	(94,209)	(14,274)
Allocation of net income to participating preferred shareholders	(53,949)	(93,611)	(55,534)	(8,414)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(54,357)	(113,252)	66,289	10,045

(1)	Includes depreciation and amortization of RMB9,290, RMB68,306 and RMB117,388 (US$17,786) for the years ended December 31, 2008, 2009 and 2010, respectively.

Year ended December 31, 2010 compared with year ended December 31, 2009

Net revenues.    Our net revenues increased by 55.7% from RMB902.0 million to RMB1,404.9 million (US$212.9 million) in 2010. This increase was primarily due to strategic acquisition and strong demand of leaning engine. Ambow’s learning engine is a proprietary intelligence system designed to provide students with an individualized learning experience.

Cost of revenues.    Our cost of revenues increased by 42.1% from RMB409.0 million in 2009 to RMB581.0 million (US$88.0 million) in 2010. This increase was primarily due to costs associated with the increase in number of teachers and rental area expansion accompanied by business growth.

Gross profit.    Gross profit as a percentage of our net revenues increased from 54.7% in 2009 to 58.6% in 2010. The increase in our gross margin from 2009 to 2010 was primarily due to increased demand for premium services as well as better utilization of facilities in tutoring and career enhancement.

Operating expenses.    Our total operating expenses increased by 62.6% from RMB344.4 million in 2009 to RMB560.0 million (US$84.9 million) in 2010. This increase resulted from increases in all of our operating cost and expense line items, especially selling and marketing and general and administrative.

•

Selling and marketing expenses.    Our selling and marketing expenses increased by 75.7% from RMB138.4 million in 2009 to RMB 243.2 million (US$36.8 million) in 2010. This increase was primarily due to corporate branding and advertising.

•

General and administrative expenses.    Our general and administrative expenses increased by 53.3% from RMB188.5 million in 2009 to RMB289.1 million (US$43.8 million) in 2010. The increases were driven by increases in headcount related expenses, professional service fees and ongoing costs of being a public company.

•

Research and development expenses.    Our research and development expenses increased by 59.0% from RMB17.5 million in 2009 to RMB27.8 million (US$4.2 million) in 2010. This increase was primarily due to increased headcount related expenses and outside services.

Other income (expense), net.    We recorded net other expenses of RMB13.7 million (US$2.1 million) in 2010, compared to net other expenses of RMB9.0 million in 2009. This change was primarily due to foreign exchange losses in 2010.

Income tax expenses.    Our income tax expense increased from RMB1.6 million in 2009 to RMB38.4 million (US$5.8 million) in 2010. This change was primarily due to our subsidiary Ambow Online being subject to at 12.5% income tax in 2010 as compared to being exempted from income tax in 2009.

Net income.    Our net income increased by 53.4% from RMB138.0 million in 2009 to RMB211.7 million (US$32.1 million) in 2010. This increase was primarily due to higher net revenue generated in 2010 partially offset by increased costs and expenses as we were able to generate higher gross profits from each of our four operating segments in 2010 as compared to 2009.

Preferred shares redemption value accretion.    Our preferred shares redemption value accretion decreased from RMB157.9 million in 2009 to RMB94.2 million (US$14.3 million) in 2010. This decrease was due to the automatic conversion of all our preferred shares into ordinary shares upon the successful completion of our IPO in August 2010.

Allocation of net income to participating preferred shareholders.    Our allocation of net income to participating preferred shareholders decreased from RMB93.6 million in 2009 to RMB55.5 million (US$8.4 million) in 2010. This decrease was due to the automatic conversion of all our preferred shares into ordinary shares upon the successful completion of our IPO in August 2010.

Net income (loss) attributable to ordinary shareholders.    We recorded net income attributable to ordinary shareholders of RMB66.3 million (US$10.0 million), compared to a net loss attributable to ordinary shareholders of RMB113.3 million in 2009. This change was primarily due to decreases in our preferred shares redemption value accretion and allocation of net income to participating preferred shareholders as well as increased net income.

Year ended December 31, 2009 compared with year ended December 31, 2008

Net revenues.    Our net revenues increased by 77.4% from RMB508.4 million in 2008 to RMB902.0 million in 2009. This increase was primarily due to a full year of net revenues generated in 2009 from our ten acquisitions through business combinations and one acquisition of long-term operating rights completed in 2008, and partial year revenues from the 13 acquisitions completed in 2009, as well as additional sales of our software products under our new sales model. This increase was partially offset by our change in sales model under which we ceased providing services to students in schools where we do not control the facilities or teachers, although we continued to recognize net revenues in 2009 from these sales as we had deferred revenues from sales to schools and students as of December 31, 2008. The increase was primarily driven by increased net revenues arising from our colleges of RMB144.3 million, K-12 schools of RMB122.3 million and tutoring centers of RMB109.8 million.

Cost of revenues.    Our cost of revenues increased by 25.0% from RMB327.2 million in 2008 to RMB409.0 million in 2009. This increase was primarily due to a full year of cost of revenues incurred in 2009 from our ten acquisitions through business combinations and one acquisition of long-term operating rights completed in 2008, and partial year cost of revenues from the 13 acquisitions completed in 2009, as well as costs incurred in connection with additional sales of our software products. This increase was partially offset by our change in sales model under which we now incur lower cost of revenues on such sales to our distributors, although we continued to incur cost of revenues in 2009 from 2008 sales where revenue was deferred and recognized in 2009. This increase was primarily driven by increases in teaching fees and performance-linked bonuses paid to our teachers and an increase in our rental payments as we had leased facilities for 96 tutoring centers, five K-12 schools, 16 career enhancement centers and two colleges and as of December 31, 2009, as compared to 28 tutoring centers, two K-12 schools, four career enhancement centers and no colleges as of December 31, 2008.

Gross profit.    Gross profit as a percentage of our net revenues increased from 35.6% in 2008 to 54.7% in 2009. The significant increase in our gross margin from 2008 to 2009 was primarily due to gross profit generated from our acquisitions and the change to our sales model discussed above. Under our new sales model, we ceased to deliver our services to students in schools where we did not control the facilities or teachers and instead started to sell our software products to distributors, who will in turn deliver the service or sell the product to students or schools. For these sales to distributors, we recognize less revenue for each sale compared to the old sales model but recognize a higher gross margin as we are no longer responsible for the costs of delivering the services to students or for sales agent costs.

Operating expenses.    Our total operating expenses increased by 208.1% from RMB111.7 million in 2008 to RMB344.4 million in 2009. This increase resulted from increases in all of our operating cost and expense line items, especially selling and marketing and general and administrative.

•

Selling and marketing expenses.    Our selling and marketing expenses increased by 221.1% from RMB43.1 million in 2008 to RMB138.4 million in 2009. This increase was primarily due to a full year of expenses from the entities we acquired in 2008, as well as a partial year of expenses from the entities we acquired in 2009. Our selling and marketing expenses increased at both our headquarter level and at our schools, tutoring centers, colleges and career enhancement centers. At our headquarter level, the increases were driven by increases of headcount related expenses, marketing expenses as we increased spending on our branding and travel expenses. At our schools, tutoring centers, colleges and career enhancement centers, the increases were driven by advertisements and promotions and headcount related expenses.

•

General and administrative expenses.    Our general and administrative expenses increased by 231.3% from RMB56.9 million in 2008 to RMB188.5 million in 2009. This increase was primarily due to a full year of expenses from the entities we acquired in 2008, as well as a partial year of expenses from the entities we acquired in 2009, especially in connection with our acquisitions of two colleges where we paid management fees to their cooperating universities for the use of their brand names and administrative support. Our general and administrative expenses increased at both our headquarter level and at our schools, tutoring centers, colleges and career enhancement centers. At our headquarter level, the increases were driven by increases in headcount related expenses, professional service fees and rental expenses. At our schools, tutoring centers, colleges and career enhancement centers, the increases were driven by headcount related expenses and office operating expenses.

•

Research and development expenses.    Our research and development expenses increased by 49.6% from RMB11.7 million in 2008 to RMB17.5 million in 2009. This increase was primarily due to increased headcount related expenses and outside services.

Other income (expense), net.    We recorded net other expenses of RMB9.0 million in 2009, compared to net other income of RMB5.6 million in 2008. This change was primarily due to the interest expense of RMB12.2 million in 2009 versus interest income of RMB9.1 million in 2008, as a result of our short-term and long-term borrowings in 2009 that we did not have in 2008 and, to a lesser extent, lower cash balances in 2009 versus 2008.

Income tax expenses.    Our income tax expense decreased from RMB7.7 million in 2008 to RMB1.6 million in 2009. This change was primarily due to a reversal of a deferred tax liability in 2009 that reduced tax expense for the period.

Net income.    Our net income increased by 104.7% from RMB67.4 million in 2008 to RMB138.0 million in 2009. This increase was primarily due to higher net revenue generated in 2009 partially offset by increased costs and expenses as we were able to generate higher gross profits from each of our four operating segments in 2009 as compared to 2008.

Preferred shares redemption value accretion.    Our preferred shares redemption value accretion increased from RMB67.8 million in 2008 to RMB157.9 million in 2009. This increase was due to an increase in the fair market value of our preferred shares from December 31, 2008 to December 31, 2009.

Allocation of net income to participating preferred shareholders.    Our allocation of net income to participating preferred shareholders increased from RMB53.9 million in 2008 to RMB93.6 million in 2009. This increase was due to a full year of allocation of net income to preferred shares issued in 2008.

Net loss attributable to ordinary shareholders.    Our net loss attributable to ordinary shareholders increased from RMB54.4 million in 2008 to RMB113.3 million in 2009. This increase was primarily due to increases in our preferred shares redemption value accretion and allocation of net income to participating preferred shareholders offset by increased net income.

Discussion of segment operations

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
Tutoring	250,274	360,059	644,636	97,672
K-12 schools	9,126	131,413	251,635	38,127

Better Schools net revenues	259,400	491,472	896,271	135,799
Career enhancement	248,969	266,304	284,496	43,105
Colleges	—	144,250	224,117	33,957

Better Jobs net revenues	248,969	410,554	508,613	77,062

Total net revenues of reportable segments and the company	508,369	902,026	1,404,884	212,861

Cost of revenues:
Tutoring	(171,008)	(160,386)	(268,678)	(40,709)
K-12 schools	(8,772)	(81,321)	(138,519)	(20,988)

Better Schools Cost of revenues	(179,780)	(241,707)	(407,197)	(61,697)
Career enhancement	(147,388)	(99,802)	(80,294)	(12,166)
Colleges	—	(67,476)	(93,538)	(14,172)

Better Jobs Cost of revenues	(147,388)	(167,278)	(173,832)	(26,338)

Total costs of revenues of reportable segments and the company	(327,168)	(408,985)	(581,029)	(88,035)

Gross profit
Tutoring	79,266	199,673	375,958	56,963
K-12 schools	354	50,092	113,116	17,139

Better Schools gross profit	79,620	249,765	489,074	74,102
Career enhancement	101,581	166,502	204,202	30,939
Colleges	—	76,774	130,579	19,785

Better Jobs gross profit	101,581	243,276	334,781	50,724

Total gross profit of reportable segments and the company	181,201	493,041	823,855	124,826

Gross margin
Tutoring	31.7%	55.5%	58.3%	58.3%
K-12 schools	3.9%	38.1%	45.0%	45.0%
Better Schools gross margin	30.7%	50.8%	54.6%	54.6%
Career enhancement	40.8%	62.5%	71.8%	71.8%
Colleges	—	53.2%	58.3%	58.3%
Better Jobs gross margin	40.8%	59.3%	65.8%	65.8%
Total gross margin of reportable segments and the company	35.6%	54.7%	58.6%	58.6%

Year ended December 31, 2010 compared with year ended December 31, 2009

Tutoring

Net revenues from our tutoring segment increased from RMB360.1 million for 2009 to RMB644.6 million (US$97.7 million) for 2010. This increase was primarily due to strategic growth by acquisition as well as the growing demand for our learning engine and premium services.

Cost of revenues from our tutoring segment increased from RMB160.4 million for 2009 to RMB268.7 million (US$40.7 million) for 2010. This increase was primarily due to the increase in line with the offering of more premium services.

Gross profit as a percentage of our net revenues from our tutoring segment was 55.5% in 2009 and 58.3% in 2010. The improved gross profit margin was primarily attributable to the better utilization of facilities.

K-12 schools

Net revenues from our K-12 schools segment increased from RMB131.4 million for 2009 to RMB251.6 million (US$38.1 million) for 2010. This increase was primarily due to a full year of net revenues from the acquisitions of three K-12 school acquisitions completed in 2009 and revenue from our international summer and winter program.

Cost of revenues from our K-12 schools segment increased from RMB81.3 million for 2009 to RMB138.5 million (US$21.0 million) for 2010. This increase was primarily due to a full year of cost of revenues from the acquisitions of three K-12 school acquisitions completed in 2009.

Gross profit as a percentage of our net revenues from our K-12 schools segment was 38.1% in 2009 and 45.0% in 2010.

Career enhancement

Net revenues from our career enhancement segment increased from RMB266.3 million for 2009 to RMB284.5 million (US$43.1 million) for 2010. This increase was primarily due to a full year of net revenues from the acquisitions of twelve career enhancement centers completed in 2009, and our expanding offering such as CCEP in the existing learning centers. CCEP teaches students soft skills, including innovation ability, time management, effective communication, and workplace etiquette, through a blended learning approach that integrates offline expert teachers and online learning.

Cost of revenues in our career enhancement segment decreased from RMB99.8 million for 2009 to RMB80.3 million (US$12.2 million) for 2010 primarily due to better utilization of our facilities and to reduction of costs paid to sales agents for their services under the old sales model deferred from prior years.

Gross profit as a percentage of our net revenues from our career enhancement segment was 62.5% in 2009 and 71.8% in 2010.

Colleges

Net revenues from our colleges segment increased from RMB144.3 million for 2009 to RMB224.1 million (US$34.0 million) for 2010. We acquired our two colleges in the second and third quarters of 2009, which led to recognition of a full year’s revenue for the year of 2010.

Cost of revenues from our colleges segment increased from RMB67.5 million for 2009 to RMB93.5 million (US$14.2 million) for 2010. We acquired our two colleges in the second and third quarters of 2009, which led to incurrence of a full year’s costs for the year of 2010.

Gross profit as a percentage of our net revenues from our colleges segment was 53.2% in 2009 and 58.3% in 2010.

Year ended December 31, 2009 compared with year ended December 31, 2008

Tutoring

Net revenues from our tutoring segment increased from RMB250.3 million for 2008 to RMB360.1 million for 2009. This increase was primarily due to a full year of net revenues from the acquisitions of 28 tutoring centers completed in 2008, as well as a partial year of net revenues from the 66 tutoring center acquisitions completed in 2009 partially offset by our change in sales model.

Cost of revenues from our tutoring segment decreased from RMB171.0 million for 2008 to RMB160.4 million for 2009. This decrease was primarily due to the change in our sales model, which significantly reduced our cost of revenue on products sold to students in schools where we did not control the facilities or teachers, partially offset by a full year of cost of revenues from the acquisitions completed in 2008 and partial year of cost of revenues from the acquisitions we completed in 2009.

Gross profit as a percentage of our net revenues from our tutoring segment was 31.7% in 2008 and 55.5% in 2009. The increased gross margin in our tutoring segment was due to the impact of our acquisitions and our change in sales model.

K-12 schools

Net revenues from our K-12 schools segment increased from RMB9.1 million for 2008 to RMB131.4 million for 2009. This increase was primarily due to a full year of net revenues from the acquisitions of two K-12 schools completed in 2008, as well as a partial year of net revenues from an additional three K-12 school acquisitions completed in 2009.

Cost of revenues from our K-12 schools segment increased from RMB8.8 million for 2008 to RMB81.3 million for 2009. This increase was primarily due to a full year of cost of revenues from the acquisitions of two K-12 schools completed in 2008, as well as partial year of cost of revenues from an additional three K-12 school acquisitions completed in 2009.

Gross profit as a percentage of our net revenues from our K-12 schools segment was 3.9% in 2008 and 38.1% in 2009. The gross margin in our K-12 schools segment in 2008 was not reflective of the true performance of these schools as they were acquired in the third and fourth quarters of 2008 and we incurred additional costs related to teacher salaries in our K-12 schools in the second half of 2008.

Career enhancement

Net revenues from our career enhancement segment increased from RMB249.0 million for 2008 to RMB266.3 million for 2009. This increase was primarily due to a full year of net revenues from the acquisitions of three career enhancement centers completed in 2008, as well as a partial year of net revenues from the twelve career enhancement center acquisitions completed in 2009 partially offset by the change in sales model.

Cost of revenues from our career enhancement segment decreased from RMB147.4 million for 2008 to RMB99.8 million for 2009. This decrease was primarily due to the change in our sales model, which significantly reduced our cost of revenue on services delivered to students in schools where we did not control the facilities or teachers partially offset by a full year of cost of revenue from the three acquisitions completed in 2008 and partial year of cost of revenues from the 12 acquisitions completed in 2009.

Gross profit as a percentage of our net revenues from our career enhancement segment was 40.8% in 2008 and 62.5% in 2009. This increased gross margin was due to the impact of our acquisitions and our change in sales model.

Colleges

Net revenues from our colleges segment increased from RMB0 for 2008 to RMB144.3 million for 2009. We acquired our two colleges in the second and third quarters of 2009.

Cost of revenues from our colleges segment increased from RMB0 for 2008 to RMB67.5 million for 2009. We acquired our two colleges in the second and third quarters of 2009.

Gross profit as a percentage of our net revenues from our colleges segment was not applicable in 2008 and 53.2% in 2009.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and financing activities, which consisted of our private placements of preferred shares to investors, bank loans we started to borrow in 2009 and the issuance of ordinary shares in our IPO. As of December 31, 2010, we had RMB869.3 million (US$131.7 million) in unrestricted cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of our VIEs and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our VIEs or their respective subsidiaries. However, a portion of the cash balances of our VIEs and their respective subsidiaries is paid to us pursuant to our contractual arrangements with our VIEs and their respective subsidiaries. See "Item 7.B —Related Party Transactions—Contractual arrangements with our VIEs and their respective subsidiaries and shareholders."

We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition fees we are able to charge to students in our K-12 schools and colleges, annual enrollment quotas placed on our colleges, the economic benefits we have received from the subsidiaries of our VIEs attributable to the sale of products or provision of services to these entities and the economic benefits we may receive from our VIEs directly through payments under the Technology Service Agreements or Exclusive Cooperation Agreement. To date, we have not received any payments under these agreements. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for more than the next 12 months.

In addition to growing our existing business, as part of our expansion strategy, we may also explore with certain of our A+ Alliance partners the option to convert them to our own schools and learning centers through business combinations and, to a lesser extent, make acquisitions of other businesses that complement our operations when suitable opportunities arise.

The following table sets forth a condensed summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	(63,630)	523,094	456,914	69,232
Net cash used in investing activities	(261,831)	(802,365)	(392,364)	(59,450)
Net cash provided by/(used in) financing activities	700,041	(86,500)	406,598	61,604
Effects of exchange rate changes on cash and cash equivalents	(11,850)	(3,127)	(11,774)	(1,784)
Net change in cash and cash equivalents	362,730	(368,898)	459,374	69,602
Cash and cash equivalents at beginning of period	416,094	778,824	409,926	62,110
Cash and cash equivalents at end of year/period	778,824	409,926	869,300	131,712

Operating activities

Net cash provided by operating activities amounted to RMB456.9 million (US$69.2 million) in the year ended December 31, 2010, as compared to net cash provided by operating activities of RMB523.1 million in the year ended December 31, 2009 and net cash used in operating activities of RMB63.6 million in the year ended December 31, 2008. Net cash provided by operating activities in the year ended December 31, 2010 was primarily attributable to net income of RMB211.7 million (US$32.1 million), a decrease in amount due from related parties of RMB32.1, an increase in accrued expenses of RMB75.9 million and an increase in tax accrual of RMB42.0 million, partially offset by an increase in accounts receivable of RMB26.8 million partially and a decrease of accounts payable of RMB51.2 million.

Investing activities

Our cash used in investing activities is primarily related to our 23 acquisitions in 2008 and 2009, our purchase of land use rights and our purchase of property, plant and equipment. Net cash used in investing activities amounted to RMB392.4 million (US$59.5 million) in the year ended December 31, 2010 as compared to RMB802.4 million in the year ended December 31, 2009 and RMB261.8 million in the year ended December 31, 2008. Net cash used in investing activities in the year ended December 31, 2009 primarily related to the acquisition of schools and learning centers, net of cash acquired, of RMB626.6 million, the purchase of a term deposit of RMB129.4 million and the purchase of property and equipment of RMB84.6 million. Net cash used in investing activities in the year ended December 31, 2010 primarily related to the additional investment in learning centers, classrooms and dormitory improvement, and new centers opening.

In connection with our acquisition of a K-12 school and Beijing Century College, the seller agreed to extended payment terms whereby RMB350 million of the acquisition price we will pay will be paid over 18 years, RMB20 million for the first 17 years and RMB10 million for the 18th year of the payment term. This payment term starts at the earlier of (a) March 7, 2016 or (b) upon obtainment of an updated education license before the fifth anniversary of the effective date of the acquisition agreement, which we currently expect to be able to obtain but the timing is not yet known.

Financing activities

Our financing activities since the beginning of 2008 consist primarily of the issuance and sale of Series D convertible redeemable preferred shares to investors, issuance of ordinary shares in our IPO and short-term and long-term borrowings. Net cash provided by financing activities amounted to RMB406.6 million (US$61.6 million) in the year ended December 31, 2010, as compared to net cash used in financing activities of RMB86.5 million in the year ended December 31, 2009 and cash provided by financing activities of RMB700.0 million in the year ended December 31, 2008. Net cash used in financing activities in the year ended December 31, 2009 was attributable to repayments on long-term borrowings of RMB168.0 million and repayments on short-term borrowings of RMB129.5 million partially offset by proceeds from short-term borrowings of RMB201.0 million and proceeds from long-term borrowings of RMB10.0 million. Net cash provided by financing activities in the year ended December 31, 2010 was attributable to the issuance of ordinary shares upon our IPO (RMB 447.6 million), proceeds from short-term borrowings of RMB 224.1 million and long-term borrowings of RMB15.5 million, offset by repayments on short-term borrowings of RMB219.0 million and long-term borrowings of RMB62.5 million.

Long-term and short-term borrowings

We did not have any long-term borrowings as of December 31, 2008. During 2009 and 2010, we and our affiliated entities entered into various long-term loan agreements in the aggregate amount of RMB162.0 million and RMB 115.0 million, respectively, with local banks with terms ranging from one year to seven years to finance our working capital. None of the loan agreements requires us to comply with financial covenants. Long-term bank borrowings of RMB44.0 million were secured by land and buildings with a net carrying value of approximately RMB58.0 million.

The following table sets forth, as of December 31, 2010 and on an individualized basis, our long-term borrowings’ loan amounts, interest rates, maturity profiles and their classification as either non-current or current liabilities.

						Outstanding indebtedness
Loan	Loan amount		Annual interest rate	Maturity terms	Maturity date	Current portion	Non-current portion
	RMB	USD	%			RMB	RMB
1	4,000,000	606,061	6.91%	5 years	May 2013		4,000,000
2	200,000	30,303	6.91%	4 year and 11 months	May 2013		200,000
3	800,000	121,212	6.91%	4 year and 11 months	May 2013		800,000
4	15,000,000	2,272,727	6.91%	372 days	September 2011	15,000,000	—
5	4,000,000	606,061	6.91%	372 days	September 2011	4,000,000	—
6	9,000,000	1,363,636	6.91%	366 days	September 2011	9,000,000	—
7	8,500,000	1,287,879	6.48%	3 years	September 2011	8,500,000	––
8	2,500,000	378,788	6.91%	1 year and 10 months	December 2011	2,500,000	––
9	5,000,000	757,576	6.91%	4 years	August 2012		5,000,000
10	10,000,000	1,515,152	6.91%	5 years	May 2013		10,000,000
11	10,000,000	1,515,152	6.91%	1 year and 6 months	May 2011	10,000,000	––
12	7,000,000	1,060,606	5.67%	1 year and 5 months	October 2011	7,000,000
13	6,000,000	909,091	5.67%	2 year and 5 months	October 2012		6,000,000
14	6,000,000	909,091	5.94%	6 year and 3 months	September 2015		6,000,000
15	6,000,000	909,091	5.94%	7 years	May 2016		6,000,000
16	6,000,000	909,091	5.94%	5 year and 3 months	September 2014		6,000,000
17	5,000,000	757,576	5.76%	4 year and 3 months	September 2013		5,000,000
18	5,000,000	757,576	5.76%	3 year and 3 months	September 2012		5,000,000
19	5,000,000	757,576	5.40%	2 year and 3 months	September 2011	5,000,000	—

Total	115,000,000	17,424,245				61,000,000	54,000,000

We did not have any short-term borrowings as of December 31, 2007 and 2008. As of December 31, 2009, our secured short-term bank loans consisted of the following two bank loans:

•	RMB11.0 million repayable on September 15, 2010 and bearing interest at 6.37% per annum. The loan was secured by a land use right with a net carrying value of approximately RMB12.3 million; and

•	RMB2.0 million repayable on May 25, 2010 and bearing interest at 6.37% per annum. The loan was secured by a building with a net carrying value of approximately RMB8.5 million.

As of December 31, 2010, our secured short-term bank loans consisted of the following bank loans:

•	RMB3.8 million repayable on January 11, 2011 and bearing interest at 5.56% per annum. The loan was secured by a building with a net carrying value of approximately RMB8.8 million.

•	RMB2.0 million repayable on February 4, 2011 and bearing interest at 6.37% per annum. The loan was secured by a building with a net carrying value of approximately RMB8.3 million.

•	RMB0.4 million repayable on January 11, 2011 and bearing interest at 5.56% per annum. The loan was secured by a land use right with a new carrying value of approximately RMB0.5 million.

As of December 31, 2009, we have the following unsecured short-term bank loans:

•	RMB60.0 million with a maturity date of June 28, 2010 and bearing interest at 4.86% per annum;

•	RMB20.0 million with a maturity date of May 4, 2010 and bearing interest at 5.34% per annum. The loan was guaranteed by a third party; and

•	RMB20.0 million with a maturity date of July 26, 2010 and bearing interest at 5.34% per annum. The loan was jointly guaranteed by a third party and a minority shareholder of our company.

The weighted average interest rate of short-term bank loans outstanding as of December 31, 2009 was 6.37% per annum.

As of December 31, 2010, we have the following unsecured short-term bank loans:

•	RMB20.0 million with a maturity date of April 11, 2011 and bearing interest at 5.35% per annum.

•	RMB20.0 million with a maturity date of May 9, 2011 and bearing interest at 5.25% per annum.

•	RMB20.0 million with a maturity date of July 19, 2011 and bearing interest at 6.27% per annum. The loan was jointly guaranteed by a third party and a minority shareholder of our company.

•	RMB20.0 million with a maturity date of February 28, 2011 and bearing interest at 5.59% per annum. The loan was guaranteed by a third party.

•	RMB10.0 million with a maturity date of February 28, 2011 and bearing interest at 5.59% per annum. The loan was guaranteed by a minority shareholder of our company.

•	RMB18.8 million with a maturity date of January 11, 2011 and bearing interest at 5.56% per annum. The loan was guaranteed by a minority shareholder of our company.

•	RMB3.2 million with a maturity date of January 29, 2011 and bearing interest at 5.56% per annum. The loan was guaranteed by a minority shareholder of our company.

The weighted average interest rate of short-term bank loans outstanding as of December 31, 2010 was 5.08% per annum.

Capital expenditures

Our capital expenditures were RMB8.8 million, RMB84.6 million and RMB119.5 million (US$18.1 million) in the fiscal years ended December 31, 2008, 2009 and 2010 respectively. These capital expenditures were incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment and technology.

For the year ended December 31, 2010, approximately RMB55 million (US$8.3 million) of our capital expenditures was invested in buildings, leasehold improvement and facilities of our colleges and K-12 schools. Our two colleges and five K-12 schools each have associated properties that we either own or lease. The remaining capital expenditures of approximately RMB64.5 million (US$9.8 million) for the year ended December 31, 2010 were made to renew and refurbish the leasehold improvement of our learning centers and to upgrade our equipment and technologies to support the growth of our business.

We expect that our capital expenditures in 2011 covering existing and newly acquired schools and learning centers will be at a similar level as compared to 2010. In addition, we expect to continue our cooperation with local governments to open a number of service hubs in business concentrated areas in the year 2011 and beyond for providing career enhancements services to students. Capacities of these hubs are expected to range from 3,000 to 5,000 students. We expect to invest considerable capital expenditures in facility upgrades, lab renovation, technology and equipment and similar items to help us provide the best value to our students and to maintain our leading position in this business segment. We currently anticipate that our capital expenditures in 2011 will primarily be funded with the net cash generated from operating activities.

Contractual obligations and commitments

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2010.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in RMB millions)
Short-term borrowings	122.0	122.0	—	—	—-
Operating lease obligations	504.3	66.4	92.0	51.4	294.5
Purchase obligations	5.0	5.0	—	—	—
Long-term borrowings	124.2	70.2	36.0	12.0	6.0
Consideration payable for acquisitions and others	392.0	2.0	—	—	390.0

Total	1,147.5	265.6	128.0	63.4	690.5

As of December 31, 2010, our cash consideration obligations related to our pending acquisitions were RMB218.0 million (US$33.0 million), among which RMB113.7 million (US$17.2 million) will be paid in 2011 and RMB104.3 million (US$15.8 million) will be paid in 2012 to 2013.

Borrowings include estimated cash interest to be paid over the remaining terms of the debt. In addition to the amounts shown in the table above, we have recorded RMB35.0 million unrecognized tax benefits as liabilities in accordance with ASC 740, and we are uncertain as to if or when such amounts may be settled. We also owe management fees to the universities affiliated with our colleges for the use of their brand names and administrative support. The amounts of these management fees will be calculated as a percentage of net revenues generated by the colleges.

Holding company structure

We conduct our operations primarily through our wholly-owned subsidiary in China, Beijing Ambow Online Software Co. Ltd., or Ambow Online, and its affiliated PRC entities, which we collectively refer to as our VIEs and their respective subsidiaries.

As a result, our ability to pay dividends and to finance any debt we may incur depends primarily upon dividends paid by Ambow Online and fees paid by Ambow Sihua, Ambow Shanghai and Ambow Shida and their subsidiaries to Ambow Online for sales of services and products.

If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries incorporated as companies may only distribute dividends after they have made allowances to fund certain statutory reserves. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies.

Ambow Sihua, Ambow Shanghai and Ambow Shida own and/or operate private schools, tutoring and career enhancement centers in China. At the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be not less than 25% of the annual net income of the school, while in the case of two of our private schools that do not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school (as determined under the generally accepted accounting principles of the PRC), if any. See "Item 3.D —Key Information—Risk Factors—Risks related to regulation of our business and our corporate structure—Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations."

Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the China Statistics Bureau, consumer price inflation in China was 5.9% in 2008, consumer price deflation in China was 0.7% in 2009 and consumer price inflation in China was 3.3% for 2010.

Recent accounting pronouncements

See Note 2(ee) of Notes to consolidated financial statements for recent accounting pronouncements that could have an effect on us.

C.	Research and Development, Patents and Licenses

We have a strong in-house research and development team with 117 software and educational professionals as of December 31, 2010 who help to develop and update our educational content based on the latest official local government curriculum of each of our specific subjects. As of December 31, 2010, we also had 258 part-time and full-time instructors in our career enhancement centers, the majority of whom have prior industry experience. We integrate the best content from our acquired schools, tutoring centers, colleges and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. We also cooperate with our corporate partners to develop training labs to train students enrolled in our Better Jobs programs with specific skills required by our corporate partner. In 2008, 2009 and 2010, we spent RMB11.7 million, RMB17.5 million and RMB27.8 million (US$4.2 million), respectively, on research and development expenses.

D.	Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see Item 5.A “Operating and Financial Review and Prospects—Operating Results” and 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position
Jin Huang	44	President, Chief Executive Officer and Chairman of the Board
Paul Chow	59	Chief Financial Officer
Yisi Gu	54	Senior Vice President and Chief Technology Officer
Senlei Huang	41	Vice President, Sales
Xuejun Xie	44	Vice President, Human Resources and Administration and Director
Jianguo Xue	44	Vice President, Sales
Shasha Chang	53	Director
Mark Robert Harris(1)(2)	40	Director
Lisa Lo(2)	44	Director
Daniel Phillips(1)	47	Director
Tao Sun(1)(2)	35	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee

Jin Huang has served as our President and Chief Executive Officer and as a member of our board of directors since our inception in August 2000. Dr. Huang has over 15 years of academic and industry experience in Silicon Valley. Prior to founding Ambow, Dr. Huang was a founding engineer at Avant!, where she was responsible for product design and engineering management. Dr. Huang holds a bachelor’s degree in Computer Science, a master’s degree in Computer Science and a Ph.D. in Electronic Engineering from the University of Electronic Science & Technology of China. From 1990 to 1993, Dr. Huang was doing research and completed her Ph.D. dissertation at the University of California, Berkeley.

Paul Chow has served as our Chief Financial Officer since February 2010. From January 2008 to February 2010, Mr. Chow served as our Senior Vice President, Finance. Prior to joining Ambow, Mr. Chow served as Chief Financial Officer of Van Shung Chong Holdings Limited, a Hong Kong listed company that distributes and processes construction and industrial materials, from July 2005 to December 2007. From July 1999 to June 2005, Mr. Chow first served as the Controller of Cisco Systems (China), and then the Asia Pacific Controller for Cisco’s Customer Advocacy Unit. Prior to that, Mr. Chow spent 14 years at Digital Equipment Corporation and Compaq Computer Corporation from September 1985 to June 1999. Mr. Chow is a fellow member of the Chartered Association of Certified Accountants (UK), Chartered Institute of Management Accountants (UK) and Hong Kong Institute of Certified Public Accountants. Mr. Chow holds a bachelor’s degree in Business Administration majoring in Accounting and Finance and an EMBA from Chinese University of Hong Kong.

Yisi Gu has served as our Senior Vice President and Chief Technology Officer since January 2008. Prior to joining Ambow, Ms. Gu served as a Vice President and Chief Information Officer in the Greater China region of Cisco Systems from December 2005 to January 2008. Prior to that, Ms. Gu served as a Chief Information Officer in the Greater China region and Information Technology Director in the Asia Pacific region of GE Healthcare, a business unit of General Electric Company, from December 2000 to December 2005. Ms. Gu holds an MBA from Staffordshire Business School in the United Kingdom.

Senlei Huang has served as our Vice President, Sales in charge of our tutoring services since July 2007. Prior to joining Ambow, Mr. Huang served as an Executive Principal at the online school of the High School of Peking University, or HSPU, and Managing Director of PKUSchool and Lenovo Distance Education Company from December 2000 to July 2007. Mr. Huang holds a bachelor’s degree majoring in public management and administration from Peking University and an EMBA from Tsinghua University.

Xuejun Xie has served as our Vice President, Human Resources and Administration and as a member of our board of directors since our inception in August 2000. Prior to joining Ambow, Ms. Xie taught biology at Sichuan Normal University from July 1988 to October 1999. Ms. Xie holds a bachelor’s degree in biology from East China Normal University.

Jianguo Xue has served as our Vice President, Sales in charge of degree schools since December 2003. Prior to joining Ambow, Mr. Xue served as a Managing Director of Clever Software Group and Executive President of Heilongjiang Clever Networks Co., Ltd., a software company listed in China, from July 1993 to November 2003. Mr. Xue holds a bachelor’s degree in English Language and Literature from Beijing Foreign Studies University and a master’s certificate in English linguistics from Beijing Normal University.

Shasha Chang has served as a member of our board of directors since July 2010. Ms. Chang joined Wolters Kluwer, a global information services and publishing company, in June 2009 and is currently the Chief Executive Officer of Wolters Kluwer China. Prior to joining Wolters Kluwer, from September 2004 to June 2009, Ms. Chang worked with McGraw-Hill companies in several management functions, including Vice President, General Manager of McGraw-Hill China, and Country Manager of Standard & Poor’s China operations. Ms. Chang holds a bachelor’s degree from Guangdong Foreign Languages University and a master of arts degree from New York State University.

Mark Robert Harris has served as a member of our board of directors since September 2008. Since September 2006, Mr. Harris has served as a Senior Managing Director of Avenue Asia Singapore Pte Ltd., a wealth management advisor. From April 2004 to September 2006, Mr. Harris served as Corporate Financial Controller of Hutchison Telecommunications International Limited, a provider of telecommunications services. Mr. Harris is a certified public accountant in the United States. Mr. Harris holds a bachelor’s degree in business administration from California Polytechnic State University and an MBA from the University of Chicago, Booth School of Management.

Lisa Lo has served as a member of our board of directors or the board of directors of Ambow Education Co., Ltd. since December 2005. Ms. Lo joined the CID Group, an Asian-based private equity firm in early 2004 and is currently a partner of the CID Group and Managing Director of CID Venture Management & Consulting (Beijing), Ltd. Ms. Lo holds a bachelor’s degree in electrical engineering from National Taiwan University and an MBA from National Cheng-Chi University.

Daniel Phillips has served as a member of our board of directors since July 2007. Mr. Phillips joined Macquarie Bank, a provider of banking, financial, advisory and investment services, in 1989 and is currently an Executive Director of Macquarie Group Limited. Mr. Phillips qualifies as an Associate Chartered Accountant in Australia. Mr. Phillips holds a bachelor’s degree in business from Kuring-gai College of Advanced Education (Sydney).

Tao Sun has served as a member of our board of directors since September 2008. Mr. Sun joined Actis LLP, a private equity investor, in April 2008 and is currently a Partner of Actis LLP. From August 2006 to March 2008, Mr. Sun served as a Vice President of the Principal Credit Group at Merrill Lynch, an investment bank. From September 2005 to August 2006, he was an associate at McKinsey & Company, a consulting firm. Mr. Sun holds a bachelor’s degree in business and a master’s degree in statistics from Peking University and an MBA from INSEAD.

The business address of each of our executive officers and directors is Ambow Education Holding Ltd., 18th Floor, Building A, Chengjian Plaza, No.18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, China.

There are no family relationships among any of our directors and executive officers.

None of our non-executive directors has any employment or service contract with our company.

Terms of executive officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

B.	Compensation

During 2010, the aggregate cash compensation that we paid to our executive officers as a group was RMB7.0 million (US$1.1 million), which includes bonuses and salaries that were earned in 2009 and paid in 2010. During 2010, we did not pay any cash compensation to our non-employee directors. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

Prior to December 31, 2010, options to purchase an aggregate of 7,939,475 Class B ordinary shares under our 2005 Stock Plan had been granted to our executive officers. The exercise prices of such options range from US$0.00033 to US$4.63 per ordinary share and have expiration dates ranging from February 3, 2015 to February 24, 2020. For share-based compensation of directors and executive officers, see "—Equity-based compensation plans."

Employment agreements

Service agreement with Dr. Jin Huang

We entered into a service agreement dated August 28, 2007 with Dr. Jin Huang, our Chief Executive Officer. The initial employment term under this service agreement is two years, which will automatically be extended by successive periods of twelve months, unless we or Dr. Huang gives the other party a written notice three months prior to the commencement of the next twelve month period indicating that the notifying party does not wish to extend the employment term, in which case the employment term will expire at the end of such three month notice period.

In the event that we terminate Dr. Huang’s employment for cause, or if Dr. Huang voluntary resigns (other than a resignation for good cause following a change of control), Dr. Huang will not be entitled to receive any severance benefits; provided, that Dr. Huang will be able to exercise any vested and unexercised awards under our equity incentive plans in accordance with the terms set forth therein.

In the event that we terminate Dr. Huang’s employment under circumstances other than a change of control and for any reason other than for cause or voluntary termination, or if within 24 months after a change of control Dr. Huang is involuntarily terminated (other than for cause) or voluntarily resigns for good cause, Dr. Huang will be entitled to certain severance benefits, including:

•

A lump sum payment consisting of: (i) an amount equal to one time Dr. Huang’s then annual salary; (ii) a prorated bonus based on target opportunity for the year; and (iii) an amount equal to 12 months’ housing allowance;

•

The right to exercise any and all unexercised stock options granted under our equity incentive plans in accordance with their terms, as if all such unexercised stock options were fully vested, within one year of the effective date of such termination; and

•	Any other bonus amounts or benefits to which Dr. Huang may be entitled under any of our benefit plans.

Pursuant to the service contract, Dr. Huang also has agreed to certain non-competition undertakings during the term of her employment and for a period of one-year following any termination of her employment. These non-competition undertakings include that Dr. Huang may not, during the one-year period following any termination of her employment, (i) solicit or entice away any of our clients or prospective clients, (ii) have any business dealings with any of our clients or prospective clients, (iii) solicit or entice away any individual who is employed by us as a director or in a managerial, executive or technical capacity, or employ or engage any such individual, or (iv) carry on, set up, be employed, engaged or interested in a business anywhere in the PRC which is in competition with our business as of the termination date. These non-competition undertakings will not prohibit Dr. Huang from seeking or doing any business that is not in direct or indirect competition with our business, nor will they prevent Dr. Huang from holding shares or other capital not amounting to more than 5% of the total issued share capital of any company which is listed on a regulated market. Dr. Huang is entitled to receive one-half her annual base salary over the post-termination non-competition period as consideration for her non-competition undertakings, which are subject to our making such payments.

"Cause" means that Dr. Huang habitually neglects her duties to us or engages in gross misconduct during the term of the service agreement and "gross misconduct" means her misappropriation of funds, securities fraud, insider trading, unauthorized possession of corporate property, the sale, distribution, possession or use of a controlled substance, conviction of any criminal offense or entry of a plea of nolo contendere (or similar plea) to a charge of such an offense or a breach of the service agreement and failure to cure such breach within ten days after written notice thereof.

"Good cause" means, without Dr. Huang’s express prior written consent, (i) she is assigned duties materially inconsistent with her position, duties, responsibilities, or status with the company which substantially vary from that which existed immediately prior to the change of control, and such reassignment is not directly related to her incapacity, disability or any "cause"; (ii) she experiences a change in her reporting levels, titles, or business location (more than 50 miles from her current business location or residence, whichever is closer to the new business location) which substantially varies from that which existed immediately prior to the change of control, and such change is not directly related to her incapacity, disability or any "cause"; (iii) she is removed from any position held immediately prior to the change of control, or if she fails to obtain reelection to any position held immediately prior to the change of control, which removal or failure to reelect is not directly related to her incapacity or disability, "cause" or death; (iv) she experiences a reduction in salary of more than ten percent below that which existed immediately prior to the change of control, and such reduction is not directly related to her incapacity, disability or any "cause"; (v) she experiences an elimination or reduction of any employee benefit, business expenses, reimbursement or allotment, incentive bonus program, or any other manner or form of compensation available to her immediately prior to the change of control and such change is not otherwise applied to others in the company with her position or title and is not directly related to her incapacity, disability or any "cause"; or (vi) we fail to obtain from any successor, before the succession takes place, a written commitment obligating the successor to perform the service agreement in accordance with all of its terms and conditions.

"Change in control" means (i) any merger, consolidation, or sale of the company such that any individual, entity or group acquires beneficial ownership of 50 percent or more of our voting capital stock, (ii) any transaction in which we sell substantially all of our material assets, (iii) our dissolution or liquidation, (iv) any change in the control of the composition of our board of directors such that the shareholders who as of the date of the service agreement controlled the composition of our board of directors shall cease to have such control, or (v) there has occurred a "change of control," as such term (or any term of like import) is defined in any of the following documents which is in effect with respect to us at the time in question: any note, evidence of indebtedness or agreement to lend funds to us, any option, incentive or employee benefit plan of us or any employment, severance, termination or similar agreement with any person who is then our employee.

Employment Agreements with our other Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period subject to renewal. We may terminate employment with or without cause in accordance with the Labor Contract Law of the PRC and the applicable PRC regulations. As stipulated under the applicable laws, we may be required to provide severance compensation as expressly required by applicable law.

Confidential information and invention assignment agreements

We have also entered into a confidential information and invention assignment agreement with each of our executive officers. We require all of our employees to execute the same confidential information and invention assignment agreement or an agreement on substantially similar terms. Under the terms of the agreement, each executive officer has agreed to hold, both during and after such executive officer’s term of employment, in strictest confidence and not to use, except for our benefit, or to disclose to any person, firm or corporation without written authorization, any confidential information. Confidential information does not include any information which has become publicly known and made generally available through no wrongful act of our executive officers. Each executive officer has also agreed during such officer’s term of employment not to improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity unless consented to in writing by such employer, person or entity. In addition, each executive officer has agreed to disclose to us, hold in trust for the sole right and benefit of us and assign to us, all right, title and interest in and to, any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws, which such executive officer may solely or jointly conceive, develop or reduce to practice or cause to be conceived, developed or reduced to practice, during the period of employment. Furthermore, each executive officer has agreed to not directly or indirectly solicit, induce, recruit or encourage any employees to leave their employment during the 12 month period immediately following such executive officer’s termination of employment.

Equity-based compensation plans

2005 Stock Plan

Our 2005 Stock Plan was initially adopted by the board of directors and shareholders of Ambow Education Co., Ltd. in February 2005. In connection with our restructuring and the formation of Ambow Education Holding Ltd., we assumed and adopted the 2005 Stock Plan, and all options outstanding thereunder, on July 18, 2007.

Our 2005 Stock Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, or Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, and shares to our employees, directors and consultants and any of our parent and subsidiary corporations’ employees and consultants. Following our IPO, we no longer grant any awards under the 2005 Stock Plan. Instead, we will grant awards under our 2010 Equity Incentive Plan. However, the 2005 Stock Plan will continue to govern the terms and conditions of any outstanding awards previously granted thereunder. As of December 31, 2010, options to purchase 18,321,585 Class B ordinary shares were outstanding under the 2005 Stock Plan.

Administration. Our board of directors or a committee appointed by our board administers our 2005 Stock Plan. Under our 2005 Stock Plan, the administrator has the power to determine the terms of the awards, including the fair market value, the service providers who will receive awards, the number of shares subject to such award, the exercise price, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Options. The administrator may grant ISOs or NSOs under our 2005 Stock Plan. With respect to ISOs, the exercise price must be at least equal to the fair market value of our ordinary shares on the date of grant. With respect to all NSOs, the exercise price must be equal to at least 85% of the fair market value of our ordinary shares on the date of grant. The term of any option may not exceed ten years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, the term of an ISO must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all options, subject to the above limitations.

After termination of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the option agreement. If termination is due to death or disability, the option will remain exercisable for at least 12 months. If termination is for cause, the option will terminate on the termination date or such later date as our board of directors may determine. In all other cases, the option will remain exercisable for at least 90 days. However, in no event may an option be exercised later than the expiration of its term.

Transferability. Our 2005 Stock Plan does not allow for the transfer of awards other than by beneficiary designation, will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments. In the event of a subdivision of the outstanding shares, declaration of a share dividend, combination or consolidation of the outstanding shares into a lesser number of shares, recapitalization, spin-off, reclassification or similar occurrence, the administrator shall make appropriate adjustments in the number of shares available for issuance under the 2005 Stock Plan, the number of shares covered by each outstanding option and/or the exercise price of each outstanding option.

Merger and consolidation. In the event of our merger or consolidation, each outstanding option shall be subject to the agreement of merger or consolidation, which may provide for the continuation, assumption or substitution of outstanding options. Such agreement may also provide for the cancellation of each outstanding option for a payment to the optionee of an amount in cash or cash equivalents equal to the fair market value of each option less its aggregate exercise price. Unless provided otherwise in the applicable award agreement, if the repurchase right for each outstanding award is not assigned to the entity or its parent or subsidiary that employs the participant immediately after the change in control, as defined in the 2005 Stock Plan, the award shall fully vest upon such change in control.

2010 Equity Incentive Plan

Our board of directors adopted our 2010 Equity Incentive Plan in March 2010 and our shareholders approved such plan in June 2010. Our 2010 Equity Incentive Plan became effective upon completion of our IPO.

Our 2010 Equity Incentive Plan provides for the grant of ISOs to our employees and any parent and subsidiary corporations’ employees, and for the grant of NSOs, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to our employees, directors and consultants and any of our parent and subsidiary corporations’ employees and consultants.

Share reserve. The maximum aggregate number of our ordinary shares that may be issued under our 2010 Equity Incentive Plan is 19,000,000 Class A ordinary shares plus (i) any shares that, as of the completion of our IPO, have been reserved but not issued pursuant to awards granted under our 2005 Stock Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to awards granted under the 2005 Stock Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Stock Plan that are forfeited to or repurchased by the company, with the maximum number of shares to be added to the 2010 Equity Incentive Plan pursuant to clauses (i) and (ii) above equal to 10,000,000 Class A ordinary shares. In addition, our 2010 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2011 fiscal year, equal to the least of:

•	5% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;

•	25,000,000 Class A ordinary shares; or

•	Such lesser number as our board of directors may determine.

Shares issued pursuant to awards under the 2010 Equity Incentive Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2010 Equity Incentive Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Equity Incentive Plan.

As of December 31, 2010, we have reserved a total of 20,960,768 Class A ordinary shares for issuance pursuant to our 2010 Equity Incentive Plan.

Administration. Our board of directors or a committee of our board of directors administers our 2010 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our 2010 Equity Incentive Plan. In the case of awards intended to qualify as "performance based compensation" within the meaning of Code Section 162(m), the committee will consist of two or more "outside directors" within the meaning of Code Section 162(m). Subject to the provisions of our 2010 Equity Incentive Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, the number of shares subject to each such award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration payable upon exercise. The administrator also has the authority to modify or amend awards, to prescribe rules and to construe and interpret the 2010 Equity Incentive Plan and to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

Options. The administrator may grant ISOs or NSOs under our 2010 Equity Incentive Plan. The exercise price of options granted under our 2010 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed ten years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, the term of an ISO must not exceed five years and the exercise price of such ISO must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the option agreement. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of three months following termination (or twelve months in the event of a termination due to death or disability). However, in no event may an option be exercised later than the expiration of its term.

Share appreciation rights. Share appreciation rights may be granted under our 2010 Equity Incentive Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our 2010 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted shares. Restricted shares may be granted under our 2010 Equity Incentive Plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Recipients of restricted share awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

Restricted share units. Restricted share units may be granted under our 2010 Equity Incentive Plan. Each restricted share unit granted is a bookkeeping entry representing an amount equal to the fair market value of an ordinary share. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance units and performance shares. Performance units and performance shares may be granted under our 2010 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability. Unless the administrator provides otherwise, our 2010 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Equity Incentive Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Change in control transactions. Our 2010 Equity Incentive Plan provides that in the event of our merger or change in control, as defined in the 2010 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, except that if the successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for each outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment and Termination. Our 2010 Equity Incentive Plan will automatically terminate in 2020, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2010 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

The following table summarizes, as of March 31, 2011, the share options granted to our executive officers, all of which were granted under our 2005 Stock Plan.

Name	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Dr. Jin Huang	2,957,000	US$	4.63	02/25/10	02/24/20
Paul Chow	*	US$	1.95	04/08/08	04/07/18
	*	US$	4.63	02/25/10	02/24/20
Yisi Gu	*	US$	1.95	04/08/08	04/07/18
	*	US$	4.63	02/25/10	02/24/20
Senlei Huang	*	US$	1.95	04/08/08	04/07/18
	*	US$	3.73	02/10/09	02/09/19
	*	US$	4.63	02/25/10	02/24/20
Xuejun Xie	*	US$	0.00033	02/04/05	02/03/15
	*	US$	0.11667	08/04/06	08/03/16
	*	US$	1.95	08/26/08	08/25/18
	*	US$	4.63	02/25/10	02/24/20
Jianguo Xue	*	US$	0.00033	02/04/05	02/03/15
	*	US$	1.95	08/26/08	08/25/18
	*	US$	4.63	02/25/10	02/24/20

*	Less than 1% of the outstanding ordinary shares

Our non-employee directors have not received share options.

C.	Board Practices

Our board of directors currently consists of seven directors.

We believe that each of the non-executive members of our board of directors is an "independent director" as that term is used in the NYSE corporate governance rules.

No shareholder has the contractual right to designate persons to be elected to our board of directors, and our memorandum and articles of association provides that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our board of directors.

We have a staggered board, with our directors divided into three classes of directors in Class I, Class II and Class III, respectively, with no more than one class eligible for re-election at any annual shareholders meeting. The three Class I directors were initially elected for a term expiring on the date of our 2011 annual shareholders meeting and thereafter will be elected to serve terms of three years. The two Class II directors were initially elected for a term expiring on the date of our 2012 annual shareholders meeting and thereafter will be elected to serve terms of three years. The two Class III directors were initially elected for a term expiring on the date of our 2013 annual shareholders meeting and thereafter will be elected to serve terms of three years.

The following table sets forth the names and classes of our directors as of the date of this annual report:

Class I	Class II	Class III
Shasha Chang
Mark Robert Harris	Lisa Lo	Jin Huang
Tao Sun	Daniel Phillips	Xuejun Xie

A director may be removed for negligence or other reasonable cause at any time before the expiration of his or her term by a special resolution passed at a duly convened shareholder meeting by the holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at such meeting or by a unanimous written consent of our shareholders. Vacancies on our board of directors created by such a removal or by resignation may be filled by resolution passed at a duly convened shareholder meeting by the holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting or by a majority vote of the remaining directors in office. A director so elected or appointed shall hold office until the next succeeding annual shareholder meeting and may be nominated for reelection at that time.

A director may vote on a proposal, arrangement or contract in which the director is interested, provided that such director has disclosed his interest in such matter to the board of directors at a meeting of the board of directors.

In addition, our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as a security for any debt, liability or obligation of the company or of any third party.

Duties of directors

In general, under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association then in effect. In certain limited circumstances, our shareholders have the right to seek damages through a derivative action in the name of the company if a duty owed by our directors is breached.

Committees of our board of directors

We have established an audit committee and a compensation committee. We have adopted a charter for each of these committees. These committees’ members and functions are briefly described below. We have not formed a separate nominating or corporate governance committee of the board. Our full board of directors will perform the functions performed by such committees.

Audit committee

Our audit committee consists of Daniel Phillips, Mark Robert Harris and Tao Sun, each of whom meets the independence standards of the NYSE and the SEC. Daniel Phillips is the Chairperson of our audit committee. The responsibilities of our audit committee include, among other things:

•	Appointing, and overseeing the work of our independent auditors, approving the compensation of our independent auditors, and, if appropriate, discharging our independent auditors;

•

Pre-approving engagements of our independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non audit services proposed to be provided to us by our independent auditors;

•	Discussing with management and our independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of our financial statements;

•

Reviewing and discussing reports from our independent auditors on (1) the major critical accounting policies to be used, (2) significant alternative treatments of financial information within the U.S. generally accepted accounting principles, or GAAP, that have been discussed with management, (3) ramifications of the use of such alternative disclosures and treatments, and (4) other material written communications between our independent auditors and management;

•	Resolving any disagreements between management and our independent auditors regarding financial reporting;

•

Establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	Reporting regularly to the full board of directors.

Compensation committee

Our compensation committee consists of Lisa Lo, Mark Robert Harris and Tao Sun, each of whom is an "independent director" as that term is used in the NYSE corporate governance rules. Lisa Lo is the Chairperson of our compensation committee. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The responsibilities of our compensation committee include, among other things:

•	Reviewing and recommending to our board of directors with respect to the total compensation package for our executive officers;

•	Reviewing and recommending to our board of directors with respect to director compensation, including equity-based compensation; and

•

Reviewing periodically and recommending to the board of directors with respect to any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

D.	Employees

As of December 31, 2008, 2009 and 2010, we and our subsidiaries had 1,096, 3,890 and 4,589 full-time employees, respectively, and 883, 5,441 and 10,040 part-time employees, respectively. As of December 31, 2010, we had the following numbers of full-time employees by department: 869 in selling and marketing, 1,231 in general and administrative functions, 117 in research and development, and 2,372 teachers. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares at March 31, 2011 by:

•	Each of our directors and executive officers; and

•	Each person known by us to own more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons named in the following table have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our IPO in August 2010. Holder of Class B ordinary shares may convert their Class B ordinary shares into the same number of Class A ordinary shares at any time.

The percentage of shares beneficially owned and votes held by each listed person is based upon 145,982,781 ordinary shares outstanding as of March 31, 2011, which includes 34,382,751 Class A ordinary shares and 111,600,030 Class B ordinary shares.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the principal address of each of the shareholders below is c/o Ambow Education Holding Ltd., 18th Floor, Building A, Chengjian Plaza, No. 18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, China.

	Shares beneficially owned		Percentage of votes held
Name	Number	%	%
Directors and Executive Officers
Jin Huang(1)	15,447,003	10.5	13.3
Paul Chow	*	*	*
Yisi Gu	*	*	*
Senlei Huang	*	*	*
Xuejun Xie	*	*	*
Jianguo Xue	*	*	*
Shasha Chang	-	-	-
Mark Robert Harris(2)	21,599,914	14.8	18.8
Lisa Lo(3)	6,343,697	4.3	5.5
Daniel Phillips(4)	11,563,026	7.9	10.1
Tao Sun(5)	12,972,159	8.9	11.3
All Directors and Executive Officers as a Group (eleven persons)(6)	71,497,024	47.5	59.8

Principal shareholders
GL Asia Mauritius II Cayman Ltd.(7)	21,599,914	14.8	18.8
Investment entities affiliated with Actis(8)	12,972,159	8.9	11.3
Macquarie Investment Holdings (No. 2) Pty Limited(9)	11,563,026	7.9	10.1
Ed Venture Inc.(10)	7,500,000	5.1	6.5
CStar Investments Holding Limited(11)	7,500,000	5.1	6.5

*	Less than 1% of the outstanding ordinary shares.
(1)	Includes 12,600,000 Class B ordinary shares held by Spin-Rich Ltd., a British Virgin Islands company that is wholly owned by Dr. Huang, 1,922,940 Class B ordinary shares held by Ambow Corporation, a California corporation in which Dr. Huang holds a 35.61% ownership interest and 924,063 Class B ordinary shares subject to options exercisable within 60 days after March 31, 2011. This number of shares excludes the 26,121,231 Class B ordinary shares over which Dr. Huang has been given a voting proxy in connection with the company’s acquisitions.
(2)	Includes 21,599,914 Class B ordinary shares held by GL Asia Mauritius II Cayman Ltd. Mr. Harris disclaims beneficial ownership of all of our shares held by GL Asia Mauritius II Cayman Ltd., except to the extent of his pecuniary interest therein. The business address of Mr. Harris is c/o Avenue Asia Singapore Pte Ltd., 3 Church Street, #15-04, Singapore 049483.
(3)	Includes 5,250,393 Class B ordinary shares held by Asia Pacific Genesis Venture Capital Fund, L.P.; 2,205,166 Class B ordinary shares held by Asia Pacific Century Venture Capital Ltd.; 875,065 Class B ordinary shares held by Asiagroup Worldwide Limited; 787,556 Class B ordinary shares held by STAR Pacific Worldwide Limited; 542,537 Class B ordinary shares held by J&D Capital Corp.; 267,855 Class B ordinary shares held by Nien Hsing International (Bermuda), Ltd.; 297,520 Class B ordinary shares held by A&D Capital Corp.; 192,514 Class B ordinary shares held by CAM-CID Asia Pacific Investment Corp.; and 82,169 Class B ordinary shares held by Good Work Consultants Limited. Ms. Lo disclaims beneficial ownership of all of our shares held by the investment entities affiliated with CID, except to the extent of her pecuniary interest therein. The business address of Ms. Lo is Suite 710, China World Trade Center Tower 2, No. 1 Jianguomenwai Avenue, Chaoyang District, Beijing 100004, China.

(4)	Includes 11,563,026 Class B ordinary shares held by Macquarie Investment Holdings (No. 2) Pty Limited. Mr. Phillips disclaims beneficial ownership of all of our shares held by Macquarie Investment Holdings (No. 2) Pty Limited, except to the extent of his pecuniary interest therein. The business address of Mr. Phillips is Macquarie Investment Advisory (Beijing) Co., Ltd., Shanghai Branch, Level 3, The Centre, 989 Changle Road, Xuhui District, Shanghai 200031, China.
(5)	Includes 6,486,080 Class B ordinary shares held by Actis Angel (AEM3) Ltd. and 6,486,079 Class B ordinary shares held by Actis Angel (ACF2) Ltd. Mr. Sun disclaims beneficial ownership of all of our shares owned by Actis Angel (AEM3) Ltd. and Actis Angel (ACF2) Ltd., except to the extent of his pecuniary interest therein. The business address of Mr. Sun is 712 China World Tower 2, No. 1 Jianguomenwai Avenue, Chaoyang District, Beijing, 100004, China.
(6)	Includes Class B ordinary shares and options to purchase Class B ordinary shares held by all of our directors and executive officers as a group.
(7)	The registered address of GL Asia Mauritius II Cayman Ltd. is Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021, Grand Cayman, KY1-1208, Cayman Islands.
(8)	Includes 6,486,080 Class B ordinary shares held by Actis Angel (AEM3) Ltd. and 6,486,079 Class B ordinary shares held by Actis Angel (ACF2) Ltd. The registered address of Actis Angel (AEM3) Ltd. and Actis Angel (ACF2) Ltd. is Les Cascades, Edith Cavell Street, Port Louis, Republic of Mauritius.
(9)	The registered address of Macquarie Investment Holdings (No. 2) Pty Limited is c/o Company Secretary, Mezzanine Level, No. 1 Martin Place, Sydney, New South Wales, Australia 2000.
(10)	EdVenture Inc. is a company incorporated in the British Virgin Islands controlled by Sundry Ventures Limited, a British Virgin Islands company. The registered address of EdVenture Inc. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(11)	CStar Investments Holding Limited is a company incorporated in the British Virgin Islands controlled by Daewood International Limited, a British Virgin Islands company. The registered address of CStar Investments Holding Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Island.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of December 31, 2010, 142,566,976 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of December 31, 2010, 10,677,207 ADSs, representing 21,354,414 underlying ordinary shares, were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. To our knowledge, as of December 31, 2010, approximately 19.0% of our total outstanding ordinary shares were held by three record holders in the United States, including the approximately 15.0% held of record by DTC. The number of beneficial owners of our ADS in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to "Item 6.E Directors, Senior Management and Employees – Share Ownership."

B.	Related Party Transactions

Contractual arrangements with our VIEs and their respective subsidiaries and shareholders

PRC laws and regulations prohibit foreign ownership of primary and middle schools for students in grades one to nine and foreign ownership of Internet content business in China.

We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring and training centers, K-12 schools, career enhancement training centers and colleges. These contractual arrangements enable us to:

•	Exercise effective control over our VIEs and their respective subsidiaries;

•

Receive a substantial portion of the economic benefits from our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Online to our VIEs and their respective subsidiaries; and

•	Have an exclusive option to purchase all or part of the equity interests in our VIEs, in each case when and to the extent permitted by applicable PRC law.

In addition, Ambow Online entered into a service agreement with the Applied Technology College effective as of August 1, 2009 pursuant to which Ambow Online, in exchange for service fee payments from the Applied Technology College, shall provide to the Applied Technology College: (i) consulting services regarding, among other things, business planning, mergers and acquisitions, development, accounting, tax and finance, human resources management and legal compliance; (ii) faculty training services; (iii) student career orientation services; and (iv) marketing services. The term of this service agreement is indefinite unless terminated by either party upon 30 days’ notice or by mutual agreement. To date, Applied Technology College has not yet made any payments under this service agreement.

See "Item 4.C — Information on the Company — Organizational Structure" for a summary of these contractual arrangements.

As of December 31, 2010, we had RMB150.2 million due from certain related parties and owed RMB13.5 million to certain related parties. Many of the balances due from the related parties were amounts that had been lent to the school principals, owners or other controlling persons of entities we have acquired, prior to our acquisition dates, to fund the operations of various schools, tutoring centers and career enhancement centers. In addition, some amounts relate to indemnifications provided by the previous owners of the schools we acquired for which we have also recognized a corresponding liability. The remaining balances were mainly revenues collected on our behalf by the related parties and owed to us. The balances owed to related parties represented amounts due to former owners of our schools, tutoring centers and career enhancement centers or entities controlled by such owners for certain operating expenses they had paid, repayments of loans from certain principals of our schools, tutoring centers and career enhancement centers or, in one case, the outstanding payment for the training services provided by the principal of a career enhancement center. For a list of these transactions we have entered into with and the outstanding balances to and from such related parties for the years ended December 31, 2008, 2009 and 2010, see Note 18 in our Notes to consolidated financial statements. We do not believe that such transactions with the related parties require approval from the government.

Private placements

On September 8, 2008, September 23, 2008 and September 26, 2008, we issued to the following principal shareholders an aggregate of 26,722,649 Series D convertible redeemable preferred shares at a per share price of US$3.8544:

•	778,331 Series D convertible redeemable preferred shares to Macquarie Investment Holdings (No. 2) Pty Limited, with which our director Dan Phillips is affiliated;

•	12,972,159 Series D convertible redeemable preferred shares to GL Asia Mauritius II Cayman Ltd., with which our director Mark Robert Harris is affiliated; and

•	An aggregate of 12,972,159 Series D convertible redeemable preferred shares to Actis Angel (AEM3) Ltd. and Actis Angel (ACF2) Ltd., with which our director Tao Sun is affiliated.

The price of the Series D convertible redeemable preferred shares was determined by arm’s length negotiations between us and the investors and approved by our board of directors. Mr. Phillips had previously been appointed as a member of our board upon the completion of our Series C convertible redeemable preferred shares financing in 2007. Mr. Sun and Mr. Harris were appointed as members of our board upon the completion of our Series D convertible redeemable preferred shares financing.

Employment agreements

We have entered into a service contract with our Chief Executive Officer as well as employment agreements and confidential information and invention assignment agreements with each of our executive officers. See Item 6.B— Directors, Senior Management and Employees—Compensation—Employment agreements."

Indemnification agreements

We have entered into indemnification agreements with each of our directors and executive officers that provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our memorandum and articles of association. Pursuant to these agreements, we indemnify each of our directors and executive officers (to the fullest extent permitted by Cayman Islands law) against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or executive officer or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity. We are not, however, obligated to indemnify any such person:

•	For expenses resulting from matters for which such person is prohibited from being indemnified under our memorandum and articles of association then in effect or applicable laws;

•	In respect of any claim initiated or brought voluntarily by such person (other than in limited specified circumstances); or

•

For expenses incurred in relation to any proceedings to enforce the agreement in which material assertions in such proceedings made by such person are finally determined by a court to be not made in good faith or to be frivolous.

Registration rights

Some of our shareholders, including our former preferred shareholders, are parties to an amended and restated investor rights agreement, or the investor rights agreement, that provides for customary registration rights with respect to the ordinary shares issued upon the conversion of our preferred shares. We refer to these ordinary shares below as the registrable securities.

Demand registration rights.    Holders of at least 40% of the registrable securities may require us to register or qualify for sale all or part of the registrable securities that such holders request to be registered. We are not obligated to effect any such registration:

•	If the anticipated aggregate proceeds from such registration are less than $10 million;

•

In any particular jurisdiction in which we would be required to execute a general consent to service of process in effecting such registration, qualification or compliance (unless we are already subject to service in such jurisdiction and except as may be required by the Securities Act);

•	After we have initiated three such registrations; or

•

During the period starting with the date 60 days prior to our good faith estimate of the date of filing of, and ending 180 days after the effective date of, a registration initiated by us (provided that we are actively employing in good faith commercially reasonable efforts to cause such registration to become effective).

If we are qualified to do so, holders of registrable securities may also require us, on one occasion in any 12-month period, to register their securities on Form F-3 as long as the anticipated aggregate offering price of the registrable securities to be sold, net of underwriting discounts and commissions, equals or exceeds $2,000,000.

We also have the right to defer a requested registration for a period of not more than 180 days if our board of directors determines in its good faith judgment that the filing of a registration statement covering the registrable securities would be materially detrimental to us and that it is in our best interests to defer the filing of such registration statement. We may not exercise this deferral right more than twice in any 12-month period.

Piggyback registration rights.    Holders of registrable securities also have "piggyback" registration rights, which require us to include their registrable securities when we register our securities.

Underwriters’ cutback.    The number of registrable securities that our shareholders may register pursuant to their demand and "piggyback" registration rights in an underwritten offering may be limited by the underwriters on a pro rata basis based on marketing factors, provided that the aggregate of the registrable securities to be included in such registration may not be reduced to less than 25% of the total value of all securities included in such registration. No registrable securities that are issued or issuable pursuant to conversion of Series B preferred shares, Series C preferred shares or Series D preferred shares may be reduced until all other securities (other than ordinary shares issued by us in such public offering) are excluded from such public offering.

Expenses of registration.    We are generally required to bear all registration expenses relating to demand and piggyback registration rights. However, we are not required to bear the expenses of any demand registration if the request is subsequently withdrawn by the requesting shareholders unless the requesting shareholders agree to forfeit their right to one demand registration.

Indemnification .    The investor rights agreement contains customary cross-indemnification provisions pursuant to which we and the requesting shareholders are obligated to provide indemnification to each other and in certain circumstances contribute to payments that we or such shareholders may be required to make in the event of material misstatements or omissions in a registration statement or other filing attributable to the indemnifying party.

Termination of registration rights.    The registration rights described above will terminate as to any holder of registrable securities on the earlier of:

•

The date on which all shares of registrable securities held or entitled to be held upon conversion by such holder may immediately be sold under Rule 144 promulgated under the Securities Act during any 90-day period; or

•	The five-year anniversary of the completion of our IPO.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Financial Statements and other Financial Information

Please see "Item 18. Financial Statements."

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business.

In September 2010, Beijing Kaidi Chenguang Technology Development Co., Ltd., or Kaidi, initiated an action against Beijing Shida Ambow Education & Technology Co., Ltd. ("Ambow Shida"), and Beijing Ambow Online Software Co., Ltd. ("Ambow Online") in the Haidian District Court in Beijing, the People’s Republic of China, alleging copyright infringement related to our Core Ebopo English and Ebopo English products. Kaidi sought injunctive relief and damages in the amount of RMB11.0 million. Ambow Shida and Ambow Online contested the claim, and Kaidi voluntarily withdrew its claims following a preliminary evidentiary hearing.

In January 2011, Kaidi re-filed its claim for copyright infringement in the Haidian District Court in Beijing, the People’s Republic of China, against Ambow Shida and Ambow Online. Ambow Shida and Ambow Online contest the claim. The court held a preliminary evidentiary hearing in March 2011, and will hold a further evidentiary hearing or hearings on a date to be determined.

In March 2011, Mintel Learning Technology, Inc. filed a complaint against Ambow Education Holding Ltd. and our President and CEO, Dr. Jin Huang, in U.S. District Court for the Northern District of California, alleging a claim of trade secret misappropriation. The complaint, which has not been served on us or Dr. Huang, seeks injunctive relief and unspecified damages.

We believe that these claims are not meritorious and intend to defend ourselves vigorously.

Dividends

Since our inception, we have not declared or paid any dividends on our shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors, and subject to Cayman Islands law.

Our ability to pay cash dividends will also depend upon the amount of distributions, if any, received by us from our PRC subsidiaries, which must comply with the laws and regulations of the PRC and their respective articles of association in declaring and paying dividends to us. Under the applicable requirements of PRC law, our PRC subsidiaries incorporated as companies may only distribute dividends after they have made allowances to fund certain statutory reserves. If they record no net income for a year as determined in accordance with generally accepted accounting principles in the PRC, they generally may not distribute dividends for that year.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

See "—C. Markets."

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been quoted on the NYSE under the symbol AMBO since August 5, 2010. Each ADS represents two Class A ordinary shares.

The following table sets forth the high and low trading prices for our ADSs on the NYSE for (1) the year 2010 (from August 5, 2010), (2) the third quarter (from August 5, 2010) and fourth quarter of 2010 and the first and second quarters of 2011 and (3) each of the past six months.

	Trading Price
	High	Low
	US$	US$
Annual High and Low:
2010 (from August 5, 2010)	14.40	7.75
Quarterly Highs and Lows:
Third quarter 2010 (from August 5, 2010)	10.35	7.75
Fourth quarter 2010	14.40	9.79
First quarter 2011	14.00	7.40
Second quarter 2011 (through April 11, 2011)	8.59	7.51
Monthly High and Lows:
October 2010	12.25	9.79
November 2010	14.19	11.15
December 2010	14.40	11.80
January 2011	14.00	9.65
February 2011	10.60	7.53
March 2011	9.59	7.40
April 2011 (through April 11, 2011)	8.59	7.51

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our fourth amended and restated memorandum and articles of association and the summary of the significant differences between the provisions of the Cayman Islands Companies Law applicable to our company and the laws applicable to Delaware corporations and their shareholders contained in our Registration Statement on Form F-1 (File No. 333-168096) originally filed with the SEC on July 14, 2010. Our fourth amended and restated memorandum and articles of association were adopted by our shareholders by special resolution in June 2010 and took effect upon completion of our IPO.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 7.B Related Party Transactions – Contractual Arrangements with our VIEs and their respective subsidiaries and shareholders" or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See "Item 4.B Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange."

E.	Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of any investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ADSs or ordinary shares under the laws of their country of citizenship, residence or domicile.

Cayman Islands taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the ADSs or ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

No stamp duty, capital duty, registration or other issue or documentary taxes are payable in the Cayman Islands on the creation, issuance or delivery of the ADSs or ordinary shares. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of the ADSs or ordinary shares. Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have applied for and obtained an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 20 years from the date of the undertaking imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on the ADSs or ordinary shares, debentures or other obligations of ours.

People’s Republic of China taxation

The newly enacted CIT Law, or the New CIT Law, and the implementation regulations for the New CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The New CIT Law provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the implementation regulations for the New CIT Law issued by the PRC State Council, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the New CIT Law and its implementing rules is available for non-Chinese enterprise or group enterprise controlled entity. Therefore, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the New CIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. However, under a new PRC tax law that became effective in January 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 5%. If we are considered a PRC "resident enterprise," it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and would be subject to PRC tax. It is unclear whether, if we are considered a PRC "resident enterprise," holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between the PRC and other countries.

United States federal income taxation

The following discussion describes certain material U.S. federal income tax considerations under present law of the ownership and disposition of the ADSs or our ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Registration Statement and on U.S. Treasury regulations in effect, or, in some cases, proposed, as of the date of this Registration Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations, including, without limitation:

•	Banks and certain other financial institutions;

•	Dealers in securities or currencies;

•	Insurance companies, regulated investment companies and real estate investment trusts;

•	Brokers and/or dealers;

•	Traders that elect the mark-to-market method of accounting;

•	Tax-exempt entities;

•	Persons liable for alternative minimum tax;

•	Persons holding an ADS or ordinary shares as part of a straddle, hedging, constructive sale, conversion transaction or integrated transaction;

•	Persons that actually or constructively own 10% or more of our voting stock; or

•	Persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	A citizen or resident of the United States;

•

A corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized under the laws of the United States, any state thereof or the District of Columbia (or treated as such for U.S. federal income tax purposes);

•	An estate whose income is subject to United States federal income taxation regardless of its source; or

•

A trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including any entity that is treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ADSs or ordinary shares, you should consult your own tax advisors.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares represented by such ADSs. Accordingly, the conversion of ADSs into ordinary shares will not be subject to U.S. federal income tax.

Taxation of dividends and other distributions on ADSs or ordinary shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of our distributions to you with respect to our ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt either by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, under current law, dividends generally may be taxed at the applicable long-term capital gains rate ("qualified dividend income") provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States; (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year; and (3) certain holding period requirements are met. Under published Internal Revenue Service guidance, our ADSs should be considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States upon listing on the New York Stock Exchange. You should consult your own tax advisors regarding the applicable rate for dividends paid with respect to our ADSs or ordinary shares.

In general, dividends will constitute foreign source income for foreign tax credit limitation purposes. Subject to the discussion below concerning the New CIT Law, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit with respect to any foreign withholding taxes on dividends received on our ADSs or ordinary shares. A U.S. Holder that does not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction with respect to such withheld taxes, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income."

If we are treated as a resident enterprise for PRC tax purposes, we may be required under the New CIT Law to withhold PRC income taxes on any dividends paid to U.S. Holders of our ADSs or ordinary shares. For more information regarding the New CIT Law, see "—People’s Republic of China taxation." U.S. Holders should consult their own tax advisors regarding the availability of, and limitations on, foreign tax credits with respect to any PRC withholding taxes on dividends received on our ADSs or ordinary shares.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution with respect to our ADSs or ordinary shares will be reported as a dividend.

Taxation of disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or the ordinary share and your adjusted tax basis (in U.S. dollars) in the ADS or the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for long-term capital gains tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize, including for foreign tax credit purposes, may be treated as United States source income or loss.

Passive foreign investment company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2010, we were not a PFIC for U.S. federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2011 will not be determinable until the close of the current taxable year ending December 31, 2011, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	At least 75% of its gross income is passive income (the "income test"), or

•

At least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the "asset test").

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this "look-through" rule, we intend to include our proportionate share of the assets and income of our VIEs. In the event that the Internal Revenue Service successfully challenges this position, our classification as a non-PFIC could be adversely affected.

A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because we currently hold a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and because the calculation of the value of our assets for purposes of the asset test generally will take into account the market price of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile), fluctuations in the market price of the ADSs may result in our being a PFIC for any taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a "mark-to-market" election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	The excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	The amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

The amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition, or "excess distribution," cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital and will be subject to the "excess distribution" regime described above, even if you hold the ADSs or ordinary shares as capital assets.

A U.S. Holder of "marketable stock" (within the meaning of Section 1296 of the Internal Revenue Code of 1986, as amended, or the Code) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the "excess distribution" and gain recognition treatment discussed in the preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

The mark-to-market election is available only for "marketable" stock that is traded in other than de minimis quantities for at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. Because the ADSs will be listed on the New York Stock Exchange, the mark-to-market election would be available to a holder of ADSs if we were to be or become a PFIC, as long as our stock is traded in other than de minimis quantities for at least 15 days during each calendar quarter.

Alternatively, the "excess distribution" rules described above may generally be avoided by electing to treat us as a "qualified electing fund" under Section 1295 of the Code. This option is not available to you, however, because we do not intend to comply with the requirements necessary to permit you to make this election.

If you hold ADSs or ordinary shares in any year in which we were a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding any distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares, and additional reporting requirements may apply.

You should consult with your tax advisors regarding the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered to be a PFIC in any taxable years as well as your eligibility for a "mark-to-market" election and whether making such an election would be advisable to you in your particular circumstances.

Information reporting and backup withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, which rate is scheduled to increase to 31% for payments made on or after January 1, 2013. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM AN INVESTMENT IN THE ADSs OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

The documents concerning our company referred to in this document and required to be made available to the public are available at our principal executive offices located at 18th Floor, Building A, Chengjian Plaza, No.18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, People’s Republic of China.

In addition, we previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-168096, as amended) and prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-168238) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) no later than six months after the close of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011, and (2) no later than four months after the close of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

See "Item 4.C Information on the Company—Organizational Structure" for information about our subsidiaries.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk. The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. We currently invest in time deposits. As such, we are exposed to minimal market risks associated with interest rate changes. Our current cash management policy does not allow us to purchase or hold derivative or commodity instruments or other financial instruments for trading purposes.

At December 31, 2008, 2009 and 2010, we had RMB0, RMB275 million and RMB 233.1 million (US $35.3 million), respectively, of borrowings outstanding. The interest rates on our borrowings are variable and adjust periodically based on the PBOC’s base lending rate. A hypothetical 10% increase in interest rates in 2010 would have resulted in an increase of approximately RMB 1.4 million (US $0.2 million) in our interest expense for 2010.

Foreign exchange risk. Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through private placements and proceeds from our IPO. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of an investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the People’s Bank of China announced it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. In 2010, the appreciation of the RMB against the U.S. dollar reached 3.0% in total. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollar denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of approximately RMB37.8 million in the value of our U.S. denominated cash and cash equivalents as of December 31, 2010.

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Shares

Fees and Charges Our ADS Holders May Have to Pay

Our ADS holders will be required to pay the following service fees to the depositary bank for our ADSs:

Service	Fees

Issuance of ADSs	up to U.S. 5¢ per ADS issued

Cancellation of ADSs	up to U.S. 5¢ per ADS canceled

Distribution of cash dividends or other cash distributions	up to U.S. 5¢ per ADS held

Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	up to U.S. 5¢ per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	up to U.S. 5¢ per ADS held

Depositary Services	up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

An ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	Expenses incurred for converting foreign currency into U.S. dollars;

•	Expenses for cable, telex and fax transmissions and for delivery of securities;

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositaries.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses incurred by us in respect of our ADR program and investor relations program. Through the date of this annual report, we have received the following payments from Citibank, the depositary bank for our ADS program:

•	Reimbursement of settlement infrastructure fees: $500.00

•	Direct reimbursement to issuer for ADR program related expenses: $837,092.90

•	Reimbursement of legal fees: $1,245.78

•	Total: $838,838.68

In addition, the depositary waived costs payable by us of $20,000 related to the maintenance of the ADR program, database subscription fees and other services.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies. In our initial public offering prospectus, dated August 4, 2010, we disclosed that our management and our independent registered public accounting firm have reported to our board of directors a material weakness in 2009, and three significant deficiencies in the design and operation of our internal controls over financial reporting as of December 31, 2009. We have made significant improvements in 2010 to address the material weaknesses and significant deficiencies in our internal control over financial reporting, and we continue to further strengthen our internal control over financial reporting in the forthcoming year.

Disclosure Controls and Procedures

As of December 31, 2010, our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), which were designed to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, despite significant improvements made to our internal control over financial reporting during 2010, as of December 31, 2010, our disclosure controls and procedures were not effective, because of the material weakness described in the section "Controls and Procedures" below. To address the material weakness, we performed additional analysis and other procedures including additional management reviews to ensure the accuracy of financial reporting contained in this annual report. Additionally, we conducted a detailed and extensive review of account reconciliations, non-routine and complex transactions and agreements, journal entries, and related supporting documents at our significant reporting units to ensure that our consolidated financial statements were prepared in accordance with Generally Accepted Accounting Principles. Accordingly, management believes that the consolidated financial statements included in this annual report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

Controls and Procedures

Our management and our independent registered public accounting firm, as part of their audit of the Company’s consolidated financial statements for the year ended December 31, 2010, have reported to our board of directors a material weakness in the design and operation of our internal controls as of December 31, 2010. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board (United States) as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is related to our financial reporting and accounting personnel at some of our reporting entities not properly understanding and applying our policies and procedures over U.S. GAAP financial reporting. A material weakness over U.S. GAAP financial reporting was identified in the previous year and we have already made a number of significant improvements to remedy the weakness and our remediation plan is still ongoing. While we have developed a remediation plan to address this material weakness, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weakness and additional material weaknesses may be discovered in the future.

Our management and our independent registered public accounting firm have also identified one significant deficiency in the design and operation of our internal control over financial reporting as of December 31, 2010. A significant deficiency is defined by the standards issued by the Public Company Accounting Oversight Board (United States) as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. The significant deficiency identified is that a number of entities acquired in 2008 and 2009 continue to use their own accounting software or manual accounting which increased the risk of non-compliance with our group reporting requirements.

In response to the material weakness, significant deficiency and other deficiencies in our internal controls, we continue to take remedial steps to improve our internal controls, including, but not limited to:

•

Continuing to provide further training to our finance staff at our reporting entities in order to enhance their understanding of our policies and procedures with regards to our US GAAP financial reporting;

•

Recruiting an internal control compliance officer with Sarbanes-Oxley Section 404 experience and continuing to seek to recruit more staff with similar levels of experience to expand our internal control enhancement team;

•

Engaging external consultants to provide advice on our plan to enhance our controls and procedures over financial reporting in order to comply with Sarbanes-Oxley Section 404 in the forthcoming year; and

•	Rolling out our new automated accounting system for management reporting and financial reporting purposes.

We consider that the actions we are taking, as listed above, will help to remedy the material weakness and significant deficiency referred to above, as well as strengthening our general internal controls and procedures over financial reporting.

Our management and our independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and significant deficiencies may have been identified.

Changes in Internal Control over Financial Reporting

Since reporting in our initial public offering prospectus a material weakness that we do not have sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting, particularly at those entities acquired in 2008 and 2009, and three significant deficiencies in the design and operation of our internal controls over financial reporting as of December 31, 2009 we have taken steps to address these control deficiencies following our listing on the New York Stock Exchange. These steps included:

•	Hiring additional staff at the head office level who are experienced in preparing U.S. GAAP financial statements;

•

Developing standardized formal procedures and controls including a detailed reporting format and checklists to be adopted by all reporting entities when preparing and submitting their group reporting packages for the period end financial reporting process;

•	Providing comprehensive training and testing to make sure all reporting entities have the understanding necessary to comply with head office instructions;

•

Establishing clear roles and responsibilities, together with reporting lines at our head office level, reporting entity level, and at an intermediary level. Ensuring we have staff in place at all levels to properly perform these roles and responsibilities and to implement the procedures and controls referred to in the preceding point; and

•	Recruited a controller to oversee our mergers and acquisitions.

The actions taken above have led to a reduction in the number of significant deficiencies identified by our management and independent registered public accounting firm from three to one. Other deficiencies identified have also been reduced significantly.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system cannot provide absolute assurance due to its inherent limitations; it is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. A control system also can be circumvented by collusion or improper management override. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of such limitations, disclosure controls and procedures and internal control over financial reporting cannot prevent or detect all misstatements, whether unintentional errors or fraud. However, these inherent limitations are known features of the financial reporting process, therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Daniel Phillips, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

Item 16B.	Code of Ethics

Our Code of Conduct and Ethics, or Code, summarizes the ethical standards and key policies that guide our business conduct and applies to our directors, executive officers and employees. The purpose of the Code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. A copy of our Code is posted on our website at www.ambow.com.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the year ended December 31,
	2009	2010
	(U.S. dollars in thousands)
Audit fees(1)	1,194	1,468
Tax fees(2)	77	201
Other (3)	—	61

Total fees	1,271	1,730

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(3)	“Other” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm for permissible services to review and comment on internal control design over financial reporting.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

As a foreign private issuer, we are permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the NYSE corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the New York Stock Exchange.

The significant differences between our corporate governance practices and those required to be followed by U.S. companies under the New York Stock Exchange’s listing standards include:

The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not be subject to this requirement, and we do not intend to establish a nominating/corporate governance committee. We believe that the composition of our board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards applicable to US domestic issuers.

The NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter.

The NYSE Standards require shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We intend to comply with the requirements of Cayman Islands law in determining whether shareholder approval is required on such matters.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Ambow Education Holding Ltd are included at the end of this annual report.

Item 19.	Exhibits

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333- 168096), as amended, initially filed with the Commission on July 14, 2010 (the “F-1 Registration Statement”)
2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit (a) of our F-6 registration statement (File No. 333-168238), initially filed with the Commission on July 21, 2010 (the “F-6 Registration Statement”)
2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of the F-1 Registration Statement)
2.3	Form of Deposit Agreement among the Company, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a) of the F-6 Registration Statement)
2.4	Third Amended and Restated Investor Rights Agreement, among the Company and the other parties therein (incorporated by reference to Exhibit 4.4 of the F-1 Registration Statement)
4.1	2005 Stock Plan (incorporated by reference to Exhibit 10.1 of the F-1 Registration Statement)
4.2	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the F-1 Registration Statement)
4.3	Form of Indemnification Agreement with the Company’s directors and executive officers (incorporated by reference to Exhibit 10.3 of the F-1 Registration Statement)
4.4	English Translation of Lease Agreement by and between Beijing Ambow Online Software Co., Ltd. and Beijing Chengjian Real Estate Co., Ltd., dated December 27, 2005 and amended August 13, 2007 (incorporated by reference to Exhibit 10.4 of the F-1 Registration Statement)
4.5	English Translation of Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005, amended May 13, 2010 (incorporated by reference to Exhibit 10.5 of the F-1 Registration Statement)
4.6	English Translation of Share Pledge Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on January 4, 2009 (incorporated by reference to Exhibit 10.6 of the F-1 Registration Statement)
4.7	English Translation of Call Option Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on April 26.2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.7 of the F-1 Registration Statement)
4.8	English Translation of Powers of Attorney, each dated April 26, 2007 (incorporated by reference to Exhibit 10.8 of the F-1 Registration Statement)

Exhibit No.	Description
4.9	English Translation of Loan Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co, Ltd. and Xuejun Xie, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.9 of the F-1 Registration Statement)
4.10	English Translation of Loan Agreement by and between Beijing Ambow Online Software Co., Ltd. and Jianguo Xue, dated February 1, 2008 (incorporated by reference to Exhibit 10.10 of the F-1 Registration Statement)
4.11	English Translation of Technology Service Agreement by and between Beijing Ambow Online Software Co., Ltd. and Beijing Sihua Education and Technology Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.11 of the F-1 Registration Statement)
4.12	English Translation of Share Pledge Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.12 of the F-1 Registration Statement)
4.13	English Translation of Share Pledge Agreement by and between Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference by reference to Exhibit 10.13 of the F-1 Registration Statement)
4.14	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.14 of the F-1 Registration Statement)
4.15	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.15 of the F-1 Registration Statement)
4.16	English Translation of Powers of Attorney, dated October 31, 2009 and March 4, 2010, respectively (incorporated by reference to Exhibit 10.16 of the F-1 Registration Statement)
4.17	English Translation of Loan Agreement with Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.17 of the F-1 Registration Statement)
4.18	English Translation of Technology Service Agreement by and among Beijing Ambow Online Software Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.18 of the F-1 Registration Statement)
4.19	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.19 of the F-1 Registration Statement)
4.20	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.20 of the F-1 Registration Statement)
4.21	English Translation of Powers of Attorney, each dated October 31, 2009 (incorporated by reference to Exhibit 10.21 of the F-1 Registration Statement)
4.22	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.22 of the F-1 Registration Statement)
4.23	English Translation of Technology Service Agreement between Beijing Ambow Online Software Co., Ltd. and Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated February 25, 2009 (incorporated by reference to Exhibit 10.23 of the F-1 Registration Statement)

Exhibit No.	Description
4.24	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.24 of the F-1 Registration Statement)
4.25	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co, Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.25 of the F-1 Registration Statement)
4.26	English Translation of Powers of Attorney, each dated February 25, 2009 (incorporated by reference to Exhibit 10.26 of the F-1 Registration Statement)
4.27	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.27 of the F-1 Registration Statement)
4.28	English Translation of amendment dated May 13, 2010 to certain Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005 (incorporated by reference to Exhibit 10.28 of the F-1 Registration Statement)
8.1	List of Subsidiaries and Consolidated Affiliated Entities*
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company*
15.2	Consent of Commerce & Finance Law Offices*

*	Filed with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

By:	/s/ Jin Huang
Dr. Jin Huang
President and Chief Executive Officer

Date: April 14, 2011

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ambow Education Holding Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Ambow Education Holding Ltd. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

April 13, 2011

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31,
		2009	2010	2010
		RMB	RMB	US$
				Note 2(a)
ASSETS
Current assets:
Cash and cash equivalents		409,926	869,300	131,712
Restricted cash		10,000	-	-
Term deposits		119,623	59,200	8,970
Accounts receivable, net	3	21,528	48,287	7,316
Amounts due from related parties	18	232,482	150,182	22,755
Deferred tax assets	16	1,689	7,916	1,199
Prepaid and other current assets	4	338,267	528,897	80,137

Total current assets		1,133,515	1,663,782	252,089
Non-current assets:
Property and equipment, net	5	606,820	673,341	102,021
Land use rights, net	6	263,771	257,445	39,007
Intangible assets, net	7	544,655	529,979	80,300
Goodwill	8	1,028,592	1,000,555	151,599
Deferred tax assets	16	503	4,315	654
Other non-current assets		94,538	109,080	16,527

Total non-current assets		2,538,879	2,574,715	390,108

Total assets		3,672,394	4,238,497	642,197

LIABILITIES
Current liabilities:
Short-term borrowings	10	113,000	118,070	17,889
Current portion of long-term borrowings	11	89,000	61,000	9,242
Deferred revenue		424,131	446,084	67,588
Accounts payable		83,987	39,568	5,995
Accrued and other liabilities	9	361,934	303,666	46,009
Income taxes payable		47,567	89,521	13,564
Amounts due to related parties	18	12,282	13,493	2,044

Total current liabilities		1,131,901	1,071,402	162,331
Non-current liabilities:
Deferred tax liabilities	16	163,373	154,793	23,453
Long-term borrowings	11	73,000	54,000	8,182
Non-current portion of consideration payable for acquisitions and other liabilities		214,351	225,309	34,138

Total non-current liabilities		450,724	434,102	65,773

Total liabilities		1,582,625	1,505,504	228,104

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	Years ended December 31,
		2009	2010	2010
		RMB	RMB	US$
				Note 2(a)
Commitments and contingencies	19

MEZZANINE EQUITY
Series C convertible redeemable preferred shares
(US$0.0001 par value; 23,387,381 shares authorized, issued and 23,387,381 and nil shares outstanding as of December 31, 2009 and 2010, respectively)	12	520,985	-	-
Series D convertible redeemable preferred shares
(US$0.0001 par value; 29,835,966 shares authorized, 26,722,649 shares issued and 26,722,649 and nil shares outstanding as of December 31, 2009 and 2010, respectively)	12	767,162	-	-

SHAREHOLDERS’ EQUITY
Series A convertible preferred shares
(US$0.0001 par value; 12,900,000 shares authorized, issued and 12,900,000 and nil shares outstanding, as of December 31, 2009 and 2010, respectively)	12	14,283	-	-
Series B convertible preferred shares
(US$0.0001 par value; 18,335,715 shares authorized, issued and 17,745,522 and nil shares outstanding, as of December 31, 2009 and 2010, respectively)	12	96,667	-	-
Class A ordinary shares
(US$0.0001 par value; nil and 1,000,000,000 shares authorized, nil and 21,354,414 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	13	-	14	2
Class B ordinary shares
(US$0.0001 par value; 155,000,000 and 200,000,000 shares authorized, 44,999,663 and 121,212,562 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	13	35	87	13
Additional paid-in capital		616,473	2,463,238	373,218
Warrants	14	2,737	-	-
Statutory reserve	21	34,155	71,759	10,873
Retained earnings (Accumulated deficit)		(42,996)	140,672	21,314
Accumulated other comprehensive income		23,793	4,181	636

Total Ambow Education Holding Ltd.’s equity		745,147	2,679,951	406,056
Non-controlling interest	23	56,475	53,042	8,037

Total shareholders’ equity		801,622	2,732,993	414,093

Total liabilities, mezzanine equity and shareholders’ equity		3,672,394	4,238,497	642,197

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	Note	Years ended December 31,
		2008	2009	2010	2010
		RMB	RMB	RMB	US$
					Note 2(a)
NET REVENUES
- Educational program and services		469,543	760,444	1,175,723	178,140
- Software products		38,826	141,582	229,161	34,721

Total net revenues		508,369	902,026	1,404,884	212,861
Cost of revenues		(327,168)	(408,985)	(581,029)	(88,035)

GROSS PROFIT		181,201	493,041	823,855	124,826
Operating expenses:
Selling and marketing		(43,123)	(138,423)	(243,193)	(36,847)
General and administrative		(56,860)	(188,518)	(289,082)	(43,800)
Research and development		(11,696)	(17,470)	(27,769)	(4,207)

Total operating expenses		(111,679)	(344,411)	(560,044)	(84,854)

OPERATING INCOME		69,522	148,630	263,811	39,972

OTHER INCOME (EXPENSE)
Interest income (expense), net		9,129	(12,165)	(12,639)	(1,915)
Foreign exchange losses, net		(4,236)	(591)	(3,711)	(562)
Other income, net		680	3,709	2,680	406

Income before income tax and non-controlling interest		75,095	139,583	250,141	37,901
Income tax expense	16	(7,735)	(1,562)	(38,442)	(5,825)

NET INCOME		67,360	138,021	211,699	32,076
Non-controlling interest		-	215	4,333	657

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.		67,360	138,236	216,032	32,733
Preferred shares redemption value accretion	12	(67,768)	(157,877)	(94,209)	(14,274)
Allocation of net income to participating preferred shareholders	12	(53,949)	(93,611)	(55,534)	(8,414)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		(54,357)	(113,252)	66,289	10,045

Net income (loss) per share—basic	17	(2.36)	(2.89)	0.77	0.12

Net income (loss) per share—diluted	17	(2.36)	(2.89)	0.63	0.10

Weighted average shares used in calculating basic net income (loss) per share	17	23,038,853	39,193,092	85,551,412	85,551,412

Weighted average shares used in calculating diluted net income (loss) per share	17	23,038,853	39,193,092	112,122,045	112,122,045

Share-based compensation expense included in:
- Selling and marketing		1,194	4,411	7,204	1,092
- General and administrative		8,370	8,640	26,029	3,944
- Research and development		426	480	981	149

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
		Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Ordinary shares		Additional paid-in capital	Warrants	Statutory reserves	Accumulated other comprehensive income	Retained Earnings (Accumulated deficit)	Total Equity	Comprehensive Income
	Note	Shares	Amount	Shares	Amount	Shares	Amount
			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008		12,900,000	14,283	17,745,522	96,667	20,100,000	17	16,983	2,737	3,039	7,579	8,169	149,474	-
Issuance of ordinary shares for acquisitions	13	-	-	-	-	13,487,586	9	161,951	-	-	-	-	161,960	-
Preferred shares redemption value accretion	12	-	-	-	-	-	-	-	-	-	-	(67,768)	(67,768)	-
Share-based compensation	15	-	-	-	-	-	-	9,990	-	-	-	-	9,990	-
Appropriation to statutory reserves	21	-	-	-	-	-	-	-	-	13,246	-	(13,246)	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	-	-	15,834	-	15,834	15,834
Net income		-	-	-	-	-	-	-	-	-	-	67,360	67,360	67,360

Total comprehensive income														83,194

Balance as of December 31, 2008		12,900,000	14,283	17,745,522	96,667	33,587,586	26	188,924	2,737	16,285	23,413	(5,485)	336,850

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education holding Ltd’s Equity
		Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Ordinary shares (note 13)		Additional paid-in capital	Warrants	Statutory reserves	Accumulated other comprehensive income	Retained Earnings (Accumulated deficit)	Non- controlling Interest	Total Equity	Comprehensive Income
		Shares	Amount	Shares	Amount	Shares	Amount
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009		12,900,000	14,283	17,745,522	96,667	33,587,586	26	188,924	2,737	16,285	23,413	(5,485)	-	336,850	-
Issuance of ordinary shares for acquisitions	13	-	-	-	-	11,412,077	9	414,018	-	-	-	-	-	414,027	-
Non-controlling interests from acquisitions of subsidiaries		-	-	-	-	-	-	-	-	-	-	-	56,690	56,690	-
Preferred shares redemption value accretion	12	-	-	-	-	-	-	-	-	-	-	(157,877)	-	(157,877)	-
Share-based compensation	15	-	-	-	-	-	-	13,531	-	-	-	-	-	13,531	-
Appropriation to statutory reserves	21	-	-	-	-	-	-	-	-	17,870	-	(17,870)	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	-	-	380	-	-	380	380
Net income		-	-	-	-	-	-	-	-	-	-	138,236	(215)	138,021	138,021

Total comprehensive income															138,401

Balance as of December 31, 2009		12,900,000	14,283	17,745,522	96,667	44,999,663	35	616,473	2,737	34,155	23,793	(42,996)	56,475	801,622

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
		Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Ordinary shares (note 13)		Additional paid-in capital	Warrants	Statutory reserves	Accumulated other comprehensive income	Retained Earnings (Accumulated deficit)	Non- controlling Interest	Total Equity	Comprehensive income
		Shares	Amount	Shares	Amount	Shares	Amount
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010		12,900,000	14,283	17,745,522	96,667	44,999,663	35	616,473	2,737	34,155	23,793	(42,996)	56,475	801,622	-
Issuance of ordinary shares on IPO	13	-	-	-	-	16,221,568	10	422,903	-	-	-	-	-	422,913	-
Exercise of warrants	14					590,193	1	2,736	(2,737)	-	-	-	-	-	-
Share-based compensation	15	-	-	-	-	-	-	34,214	-	-	-	-	-	34,214	-
Conversion of series A preferred shares	12	(12,900,000)	(14,283)	-	-	12,900,000	9	14,274	-	-	-	-	-	-	-
Conversion of series B preferred shares	12	-	-	(17,745,522)	(96,667)	17,745,522	12	96,655	-	-	-	-	-	-	-
Conversion of series C preferred shares	12	-	-	-	-	23,387,381	16	579,474	-	-	-	-	-	579,490	-
Conversion of series D preferred shares	12	-	-	-	-	26,722,649	18	792,484	-	-	-	-	-	792,502	-
Expenses related to IPO	12	-	-	-	-	-	-	3,474	-	-	-	-	-	3,474	-
Appropriation to statutory reserves	21	-	-	-	-	-	-	-	-	37,604	-	(37,604)	-	-	-
Preferred shares redemption value accretion	12	-	-	-	-	-	-	(99,449)	-	-	-	5,240	-	(94,209)	-
Capital injection to Taishidian Holding from minority shareholders		-	-	-	-	-	-	-	-	-	-	-	900	900	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	-	-	(19,612)	-	-	(19,612)	(19,612)
Net income		-	-	-	-	-	-	-	-	-	-	216,032	(4,333)	211,699	211,699

Total comprehensive income		-	-	-	-	-	-	-	-	-	-	-	-	-	192,087

Balance as of December 31, 2010		-	-	-	-	142,566,976	101	2,463,238	-	71,759	4,181	140,672	53,042	2,732,993

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				Note 2(a)
Cash flows from operating activities
Net income	67,360	138,021	211,699	32,076
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,290	68,306	117,388	17,786
Accretion of long-term payable balances	-	7,144	10,958	1,660
Share-based compensation expense	9,990	13,531	34,214	5,184
Foreign exchange losses, net	4,236	591	3,711	562
Deferred tax	(107)	(6,265)	(18,619)	(2,821)
Others	233	1,365	1,088	165
Changes in operating assets and liabilities:
Accounts receivable, net	(30,312)	391,384	(26,759)	(4,054)
Prepaid and other current assets	(83,409)	33,458	9,321	1,413
Amounts due from related parties	6,551	24,903	32,144	4,871
Other non-current assets	931	(49,260)	(11,942)	(1,809)
Accounts payable	(135,585)	(121,006)	(51,207)	(7,759)
Accrued and other liabilities	18,210	27,572	75,873	11,497
Income tax payable	6,223	25,975	41,954	6,357
Deferred revenue	63,686	(39,151)	25,880	3,921
Amounts due to related parties	(927)	6,526	1,211	183

Net cash provided by/(used in) operating activities	(63,630)	523,094	456,914	69,232

Cash flows from investing activities
Proceeds from restricted cash	-	-	10,000	1,515
Placement of term deposits	-	(129,423)	(67,700)	(10,258)
Maturity of term deposits	-	11,000	128,123	19,413
Prepayment for land use right	-	(6,341)	-	-
Refund of deposit from cancellation of a land use right purchase agreement	121,500	-	-	-
Purchase of property and equipment	(8,779)	(84,603)	(119,457)	(18,100)
Proceeds from disposal of property and equipment	309	213	-	-
Purchase of intangible assets	(15,950)	(20,594)	(20,368)	(3,086)
Purchase of subsidiaries, net of cash acquired	(165,502)	(626,617)	(91,164)	(13,813)
Prepayments for acquisitions	(163,409)	-	(283,198)	(42,909)
Purchase of operating rights	(30,000)	(15,000)	(2,500)	(379)
Proceeds from cancellation of acquisition agreements	-	69,000	54,000	8,182
Others	-	-	(100)	(15)

Net cash used in investing activities	(261,831)	(802,365)	(392,364)	(59,450)

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				Note 2(a)
Cash flows from financing activities
Proceeds from issuance of Series D convertible redeemable preferred shares (net of issuance costs of RMB 2,243)	700,041	-	-	-
Proceeds from issuance of ordinary shares, net of expenses	-	-	447,628	67,822
Proceeds from short-term borrowings	-	201,000	224,070	33,950
Proceeds from long-term borrowings	-	10,000	15,500	2,348
Repayments of short-term borrowings	-	(129,500)	(219,000)	(33,182)
Repayments of long-term borrowings	-	(168,000)	(62,500)	(9,470)
Capital injection to Taishidian Holding from minority shareholders	-	-	900	136

Net cash provided by/(used in) financing activities	700,041	(86,500)	406,598	61,604

Effects of exchange rate changes on cash and cash equivalents	(11,850)	(3,127)	(11,774)	(1,784)

Net change in cash and cash equivalents	362,730	(368,898)	459,374	69,602
Cash and cash equivalents at beginning of year	416,094	778,824	409,926	62,110

Cash and cash equivalents at end of year	778,824	409,926	869,300	131,712

Supplemental disclosure of cash flow information
Income tax paid	(1,458)	(1,312)	(18,460)	(2,797)
Interest paid	-	(11,927)	(10,537)	(1,597)
Supplemental disclosure of non-cash investing and financing activities:
Conversion of Series A convertible redeemable preferred shares into ordinary shares	-	-	14,283	2,164
Conversion of Series B convertible redeemable preferred shares into ordinary shares	-	-	96,667	14,647
Conversion of Series C convertible redeemable preferred shares into ordinary shares	-	-	579,490	87,802
Conversion of Series D convertible redeemable preferred shares into ordinary shares	-	-	792,502	120,076
Issuance of ordinary shares for purchases of subsidiaries	161,960	414,027	-	-
Issuance of ordinary shares upon exercise of warrants	-	-	2,737	415
Payables for purchase of subsidiaries net-off against related party receivables	-	-	50,156	7,599

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

a. Background

The accompanying consolidated financial statements include the financial statements of Ambow Education Holding Ltd. (the "Company"), its subsidiaries and variable interest entities ("VIEs") for which the company or its subsidiaries are the primary beneficiaries. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the "Group".

The Company was incorporated in the Cayman Islands on June 26, 2007. Pursuant to a group reorganization in February 2005 and a share exchange agreement in July 2007, the Company became the ultimate parent company of the Group.

In 2008 and 2009, the Group entered into 24 acquisitions, 23 of which are accounted for as business combinations. The other one is an acquisition of operating rights for a fixed period of time, which is accounted for as a prepaid operating lease. The 23 acquisitions involved the Group obtaining control of one or more existing businesses in exchange for cash and/or common stock. Therefore, the Group accounts for them as business combinations using the purchase method of accounting.

On August 5, 2010, the Company and certain selling shareholders of the Company (the "Selling Shareholders") completed its initial public offering of 10,677,207 American Depositary Shares ("ADSs") at US$10.0 per ADS. Each ADS comprises two Class A ordinary shares of the Company. Immediately prior to the completion of the initial public offering ("IPO"), all of the Company’s then outstanding preferred shares automatically converted into an equal number of ordinary shares; and all the 196,731 Series B warrants were exercised at US$0.75 per share to purchase 590,193 ordinary shares on a 1 for 3 share exchange basis. The fair value of the exercised warrants was approximately US$362,922.

b. Nature of operations

The Group is a national provider of education and career enhancement services in the People’s Republic of China ("PRC"). The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

The Group is also pursuing opportunities to provide similar services to those outlined above outside of the PRC.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

c. Major subsidiaries and VIEs

As of December 31, 2010, the Company’s major subsidiaries and VIEs include the following entities:

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Subsidiaries

Beijing Ambow Online Software Co., Ltd. ("Ambow Online")	August 24, 2000	PRC	Investment holding

Ambow Education Co., Ltd. (Cayman)	January 25, 2005	Cayman Islands	Investment holding

Ambow Education Ltd. (Cayman)	June 6, 2007	Cayman Islands	Investment holding

Ambow Education (Hong Kong) Ltd.	December 17, 2007	Hong Kong	Investment holding

Beijing Ambow Chuangying Education and Technology Co., Ltd.	January 18, 2008	PRC	Investment holding

Wenjian Gongying Venture Investment Enterprise	July 20, 2009	PRC	Investment holding

Variable interest entities ("VIEs")

Beijing Normal University Ambow Education Technology Co., Ltd.( "Ambow Shida")	July 30, 2004	PRC	Investment holding

Shanghai Ambow Education Information Consulting Co., Ltd. ("Ambow Shanghai")	May 16, 2006	PRC	Investment holding

Ambow Sihua Education and Technology Co., Ltd. ("Ambow Sihua")	April 17, 2007	PRC	Investment holding

Suzhou Wenjian Venture Investment Management Consulting Co., Ltd ("Suzhou Wenjian")	February 25, 2009	PRC	Investment holding

Subsidiaries of VIEs

Changsha Study School ("Changsha Tutoring")	June 1, 1984	PRC	Tutoring

Tianjin Peace School ("Tianjin Tutoring")	March 5, 1986	PRC	Tutoring

Beijing 21st Century Experimental School	February 20, 1993	PRC	K-12 School

Beijing Intelligent Training School ("Beijing YZ Tutoring")	December 30, 1994	PRC	Tutoring

Hunan Changsha Tongsheng Lake Experimental School ("Changsha K-12")	June 18, 1999	PRC	K-12 School

Jilin Clever Training School ("Jilin Tutoring")	May 8, 2000	PRC	Tutoring

Shenyang Universe High School ("Shenyang K-12")	December 8, 2003	PRC	K-12 School

Century College Beijing University of Posts and Telecommunications ("Beijing Century College")	July 13, 2005	PRC	College

Applied Technology College of Soochow University ("Applied Technology College")	April 29, 2006	PRC	College

Shuyang Galaxy School ("Shuyang K-12")	November 1, 2008	PRC	K-12 School

Beijing Jinghan Yingcai Education and Technology Co., Ltd. ("Beijing JY Tutoring")	January 21, 2009	PRC	Tutoring

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

c. Major subsidiaries and VIEs (Continued)

The names of certain schools or companies referred to above represent management’s best effort in translating the Chinese names of these entities as no English names for these entities have been registered.

As of December 31, 2010, the total assets of the consolidated VIEs and their subsidiaries were RMB 4,032,772, mainly comprising cash and cash equivalents, prepaid and other current assets, land use rights, intangible assets and fixed assets. As of December 31, 2010, the total liabilities of the consolidated VIEs and their subsidiaries were RMB 2,890,190, mainly comprising short-term borrowings, deferred revenue, accrued expenses and other liabilities and long-term borrowings.

In accordance with the VIE agreements, the Company has the power to direct activities of the VIEs, and can have assets transferred out of the VIEs and its subsidiaries. Therefore the Company considers that there are no assets in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs except for the registered capital of the VIEs and the VIEs’ subsidiaries amounting to RMB 376,230 as of December 31, 2010. As the consolidated VIEs and their subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIEs.

Currently there are no contractual arrangements that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its PRC education and career enhancement services through the VIEs and its subsidiaries, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss.

There are no VIE where the Company holds a variable interest but is not the primary beneficiary.

2.	SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi ("RMB"). Amounts in United States dollars ("US$") are presented solely for the convenience of readers and use an exchange rate of RMB 6.6000, representing the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2010. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

PRC regulations restrict foreign owned companies from directly investing in certain businesses providing educational services in China. In order to comply with these regulations the Company, through its PRC subsidiaries, has entered into exclusive technical consulting and service agreements (the "Service Agreements") with a number of VIEs in China which are able to provide such educational services.

The shareholders of the VIEs, through share pledge agreements, have pledged all of their rights and interests in the VIEs, including voting rights and dividend rights, to the Company or its subsidiaries as collateral for their obligation to perform in accordance with the Service Agreements. Further, the shareholders of the VIEs, through

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

a. Basis of presentation (Continued)

exclusive call option agreements, granted to the Company or its subsidiaries an exclusive, irrevocable and unconditional right to purchase part or all of the equity interests in the VIEs for an amount equal to the original cost of their investment should the purchase become permissible under the relevant PRC law.

Through the contractual agreements described above, the following companies: Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian are considered to be VIEs in accordance with US GAAP for the following reasons:

•	Shareholders of the VIEs lack the right to receive any expected residual returns from the VIEs;

•	Shareholders of VIEs lack the ability to make decisions about the activities of the VIEs that have a significant effect on their operation; and

•	Substantially all of the VIEs’ businesses are conducted on behalf of the Company or its subsidiaries.

The Company, either directly or through its subsidiaries, is the primary beneficiary of the VIEs because it holds all the variable interests in the VIEs. As a result, the accounts and operations of the VIEs and their subsidiaries are included in the accompanying consolidated financial statements.

b. Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. On an on-going basis, the Group evaluates its estimates, including those related to the useful lives of long-lived assets including property and equipment, stock-based compensation, goodwill and other intangible assets, income taxes, and contingencies. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Actual results may differ from these estimates.

c. Basis of consolidation

All significant inter-company transactions and balances have been eliminated upon consolidation. Non-controlling interests represent the equity interests in the Company’s subsidiaries and VIEs that are not attributable, either directly or indirectly, to the Company.

d. Significant risks and uncertainties

The Group participates in a regulated and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: the share market performance and public interest in companies operating in the PRC that are listed on the share market in the United States; competition from other competitors; regulatory or other PRC related factors; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s success in managing and integrating businesses acquired; and general risks associated with the education industry in the PRC.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e. Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, money market funds, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

f. Restricted cash

Restricted cash relates to cash deposited into banking institutions as a security deposit to enable further borrowings from the bank.

g. Term deposits

Term deposits consist of bank deposits with an original maturity of between three to twelve months.

h. Allowance for doubtful accounts

Accounts receivable mainly represent the amounts due from the customers or students of the Company’s various subsidiaries and VIEs. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Accounts receivable balances are written off after all collection efforts have been exhausted and the potential for recovery is considered remote.

i. Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the useful life of land use right.

j. Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis over the following estimated useful lives:

Buildings	20 – 50 years
Motor vehicles	5 years
Office and computer equipments	3 – 5 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

k. Construction in progress

Construction in progress represents property and equipment under construction or installation, which is recorded at actual cost. Cost comprises the original cost of equipment, installation costs and construction costs. Borrowing costs on qualifying assets are capitalized as part of the cost of the fixed assets until the assets are ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, at which time depreciation begins.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

l. Intangible assets, net

Finite lived intangible assets are initially recorded at fair value when acquired in a business combination and are amortized on a straight-line basis except student populations and customer relationships which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The Group reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (see Note 7-"Intangible assets, net" for additional information):

Software	3 years to 5 years
Student populations	2.5 years to 15 years
Customer relationships	4.3 years to 5 years
Cooperative agreements	1.3 years to 10.3 years
Favorable leases	0.8 years to 20 years
Trade names	Indefinite

The Group has determined that trade names have the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective trade names. Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually in the fourth quarter or more frequently if events or circumstances indicate that the assets may be impaired. Such impairment test consists of a comparison of the fair values of the trade names with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names exceed their fair values.

m. Goodwill

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The Group completes the following two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. The fair value of each reporting unit is established using a combination of expected present value of future cash flow and income approach valuation methodology. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Determining when to test for impairment, the Group’s reporting units, the fair value of a reporting unit and the fair value of assets and liabilities within a reporting unit, requires judgment and involves the use of significant

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

m. Goodwill (Continued)

estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. The Group bases fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

The Group performs impairment tests in the fourth quarter of each year. At the latest impairment test date, the fair value of our reporting units was significantly in excess of carrying value. No impairment loss was recognized for all years presented.

n. Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not incur impairment losses related to long-lived assets during the years ended December 31, 2008, 2009 and 2010.

o. Revenue recognition

Revenue for education program and services and sales of products are recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured. If a sales contract stipulates more than one deliverable and the deliverables are considered as multiple accounting units in accordance with ASC Topic 605, Revenue, the total revenue on such arrangements is allocated among the individual deliverables based on their relative fair values. For example, the Company has arrangement where sales of product are bundled with sales of educational services. In such arrangement, the product is delivered initially before the provision of services. If sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement. Revenue is recorded net of business tax and surcharges.

a)	Educational programs and services

Educational programs and services mainly consist of primary and secondary curriculum education, university curriculum education, tutoring programs that supplement primary and secondary curriculum education and career enhancement and other corporate training programs that are provided directly or indirectly to customers, where the Group is responsible for delivery of the programs and services. For the curriculum education programs, the tuition revenue, including accommodation, is recognized on a straight-line basis over the length of the course, which is typically over a period of a semester. For tutoring programs, tuition revenue is recognized on a straight-line basis over the period during which tutoring services are provided to students. Educational materials revenue, which is immaterial and has not been disclosed separately, relates to the sales of books, course materials, course notes for which the Group recognizes revenue when the materials have been delivered to students.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o. Revenue recognition (Continued)

b)	Sales of products:

Product revenues relate to revenues from the sale of educational compact disks ("CDs") or downloaded through the internet. The sales arrangements do not include post customer support services and the Group does not provide customers with upgrades. The Group recognizes revenue for these products in accordance with US GAAP guidance on software revenue recognition.

p. Cost of revenues

Cost of revenues for educational programs and services primarily consist of teaching fees and performance-linked bonuses paid to the teachers, rental payments for the schools and learning centers, depreciation and amortization of property, equipment and land use rights used in the provision of educational services, costs of educational materials, and costs paid to sales agents for their services,.

Cost of revenues for software products primarily consists of raw material costs of compact disks and packing boxes.

q. Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term. The Group normalizes rent expense on operating leases that involve rent concessions.

r. Research and development

Research and development expenses comprise of: i) payroll, employee benefits, and other headcount-related costs associated with the development of online education technology platforms and courseware, and ii) outsourced development costs. Except for costs related to internal use software and website development costs, the Group expenses all other research and development costs when incurred for the years presented.

a)	Software to be sold, leased or marketed

The Group recognizes costs to develop its online education technology platform and courseware in accordance with the guidance in ASC Topic 985-20, "Costs of Software to be Sold, Leased or Marketed". Costs incurred for the development of online education technology platforms and courseware, prior to the establishment of technological feasibility, are expensed when incurred. Once an online education technology platform or courseware has reached technological feasibility with a proven ability to operate in the market, all subsequent online education technology platform or courseware development costs are capitalized until the product is available for general release. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses technical design documentation.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

r. Research and development (Continued)

b)	Internal use software

The Group recognizes internally used software development costs in accordance with the guidance in Internal Use Software subtopic of ASC Topic 350. Accordingly, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing software. Direct costs incurred to develop the software during the application development stage that can provide future benefits are capitalized.

For the years ended December 31, 2008, 2009 and 2010, the Group capitalized certain internal use software development costs totaling approximately RMB 3,068, RMB 10,285 and RMB 25,536, respectively. The estimated useful life of costs capitalized is evaluated for each specific project as four years. For the years ended December 31, 2008, 2009 and 2010, the amortization of capitalized costs amounted to approximately RMB 237, RMB 1,519 and RMB 4,409, respectively, and have been included as part of general and administrative expg22enses and research and development expenses. Capitalized internal use software and website development costs are included in intangible assets: others, net.

s. Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were RMB 16,843, RMB 44,233 and RMB 71,009 for the years ended December 31, 2008, 2009 and 2010, respectively, and have been included as part of selling and marketing expenses.

t. Foreign currency translation

The Group uses RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, Hong Kong and the British Virgin Islands is the US$, while the functional currency of the other entities in the Group is the RMB . In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, has been translated into RMB. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of shareholders’ equity and comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gain/loss, net on the consolidated statement of operations.

u. Foreign currency risk

The RMB is regulated by the PRC government and is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

u. Foreign currency risk (Continued)

foreign currencies. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Further, the value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents and term deposits of the Group included aggregate amounts of RMB 385,497 and RMB 550,290 at December 31, 2009 and 2010, respectively, which were denominated in RMB.

v. Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, borrowings and amounts due from and due to related parties. Except for accounts receivable and accounts payable arising from school acquisitions, which are determined based on the incremental borrowing rate discounted using the effective interest method, the carrying values of other financial instruments approximate their fair values due to their short-term maturities.

On January 1, 2008, the Group adopted the US GAAP guidance on "Fair Value Measurements". Refer to Note 24–"Fair value measurements" for additional information.

w. Net income per share

In accordance with US GAAP guidance on "Computation of Earnings Per Share" and "Participating Securities and the Two-Class Method", basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their respective participating rights. All of the preferred shares of the Company are participating securities on a fixed basis (refer to Note 12 for dividend provisions of all preferred shares). Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive.

x. Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized. Income taxes are provided for in accordance with the laws of the relevant taxing authorities.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

y. Uncertain tax positions

The Group adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Group believes that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. The Group adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. See Note 16–"Income Taxes" for additional information. For the years ended December 31, 2008, 2009 and 2010, the Group did not have any interest and penalties associated with tax positions. See Note 16 for details of the Group’s tax position as of December 31, 2010.

z. Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported as a component of the consolidated statements of shareholders’ equity.

aa. Imputation of interest on long-term receivables and payables

The Group imputes interest on non-current receivables and payables in accordance with ASC Topic 835-30. Two long-term payable balances and one long-term receivable balance arose as part of the Group’s business combinations during the year 2009. For the year ended December 31, 2009 and 2010, net interest expense of RMB5, 947 and RMB6, 915 were imputed on the outstanding long-term receivable and payable balances using the incremental borrowing rate of approximately 6.82% and 7.01% respectively.

bb. Share-based compensation

The Group grants share options to its employees, directors and non-employees. The Group measures the cost of employee services received at the grant-date using the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. The Group records stock-based compensation expense on a straight-line basis over the requisite service period, generally four years.

Cost of services received from non-employees is measured at fair value at the earlier of the performance commitment date or the date service is completed and recognized over the period the service is provided. To the extent the Company recognizes any cost of service prior to the time the non-employees complete their performance, any interim measurements that the Company makes during the performance period are made at the then current fair values of equity instruments at each of those interim financial reporting dates.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

bb. Share-based compensation (Continued)

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

cc. Business Combinations

The Group accounted for acquisitions made in the year ended December 31, 2008 using the acquisition method in accordance with SFAS 141 "Business Combinations".

The Group adopted on a prospective basis SFAS 141(R) business combinations (now codified as ASC Topic 805, Business Combinations) in January 2009. This guidance significantly changed how business acquisitions were accounted for and impacts financial statements both on the acquisition date and in subsequent periods. The Group accounted for acquisitions made in the years ended December 31, 2009 and 2010 using the acquisition method in accordance with ASC Topic 805.

dd. Borrowing costs

The Group capitalizes the borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset in accordance with ASC Topic 835-20, Capitalization of Interest.

ee. Recently issued accounting pronouncements

In October 2009, the FASB issued authoritative guidance on ASC Topic 605-25, "Revenue Recognition—Multiple-Element Arrangements". This guidance modifies the revenue recognition guidance for arrangements that involve the delivery of multiple-elements, such as product, software, services or support, to a customer at different times as part of a single revenue generating transaction. This standard provides principles and application guidance to determine whether multiple deliverables exist, how the individual deliverables should be separated and how to allocate the revenue in the arrangement among those separate deliverables. The standard also expands the disclosure requirements for multiple deliverable revenue arrangements. This accounting guidance is effective for the Group beginning January 1, 2011, but may be early adopted as of the first quarter of 2010 or through a retrospective application to all revenue arrangements for all periods presented in the financial statements. The adoption of this accounting guidance will not have a material impact on the Group’s financial position, results of operations or liquidity.

In October 2009, the FASB amended the existing accounting guidance for how entities account for multiple-element arrangements that include both software and hardware elements, which typically resulted in the sale of hardware being accounted for under the software recognition rules. The software revenue recognition guidance in ASC Topic 985-605, "Software-Revenue Recognition," changes revenue recognition for tangible products containing software elements and non-software elements. The tangible element of the product is always outside of the scope of the software revenue recognition rules, and the software elements of tangible products when the software element and non-software elements function together to deliver the product’s essential functionality are also outside of the scope of the software rules. As a result, both the hardware and qualifying related software elements are excluded from the scope of the software revenue guidance and accounted for under the revised multiple-element revenue recognition guidance discussed above. This accounting guidance is effective for the Group beginning January 1, 2011 with early adoption permitted. The adoption of this accounting guidance will not have a material impact on the Group’s financial position, results of operations or liquidity.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ee. Recently issued accounting pronouncements (Continued)

In January 2010, FASB issued ASU No. 2010-06 – Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarifies existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company has adopted this ASU in 2010, and this amendment does not have a material impact on its consolidated financial statements.

In April 2010, the FASB issued an accounting standards update 2010-13, "Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades," (ASU 2010-13). The objective of this update is to clarify the existing guidance on an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity securities trade. Under the new guidance, the fact that the award is denominated in the currency of a market in which the underlying equity securities trade does not affect the classification of the award. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which updated ASC 310, Receivables. The updated guidance requires more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses, including a roll-forward schedule of the allowance for credit losses for the period on a portfolio segment basis, as well as additional information about the aging and credit quality of receivables by class of financing receivables as of the end of the period. The new and amended disclosures that relate to information as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures that include information for activity that occurs during a reporting period will be effective for the first interim reporting period beginning after December 15, 2010. The Company is continuing to evaluate this guidance. The adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB
Accounts receivable	21,879	48,745
Less: allowance for doubtful accounts	(351)	(458)

Accounts receivable, net	21,528	48,287

4.	PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB
Prepaid rental fees	13,217	13,671
Deposits	13,892	21,790
Advances to staff	4,617	8,545
Value added tax ("VAT") refund receivables	15,118	18,771
Deposits for purchase of land use rights	4,122	4,122
Prepaid professional service fees	5,443	7,995
Prepaid commissions	19,814	4,195
Prepayment for an operating lease arrangement	2,762	-
Prepayment for acquisitions	-	283,198
Deposits for prior year acquisitions	-	33,745
Receivables arising from the cancellation of agreements*	169,458	72,444
Prepayment for a product development project	40,000	2,318
Prepayment for cooperative rights to cooperating universities	17,949	9,640
Others	31,875	48,463

Total	338,267	528,897

*	RMB 72,444 of receivables arising from the cancellation of agreements as of December 31, 2010 are secured by buildings.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB
Buildings	492,916	539,149
Motor vehicles	15,627	12,446
Office and computer equipment	98,420	140,827
Leasehold improvements	15,370	52,407

	622,333	744,829
Less: accumulated depreciation	(30,333)	(85,820)
Add: construction in progress	14,820	14,332

Total	606,820	673,341

For the years ended December 31, 2008, 2009 and 2010, depreciation expenses were RMB 2,184, RMB 30, 245 and RMB 58,650, respectively, and are recorded in cost of revenues, selling and marketing expenses and general and administrative expenses.

As of December 31, 2010, the Group is in the process of applying for the building ownership certificates for certain buildings with a total net carrying value of approximately RMB 202,356.

6.	LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB
Land use rights	267,700	267,700
Less: accumulated amortization	(3,929)	(10,255)

Land use rights, net	263,771	257,445

Amortization expenses for land use rights amounted to RMB 0, RMB 3,929 and RMB 6,326 for the years ended December 31, 2008, 2009 and 2010, respectively, and are recorded in cost of revenues and general and administrative expenses.

Based on the current land use rights held, future amortization expenses are estimated to be RMB 6,326 per year for each of the next five years through December 31, 2015.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

7.	INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2009			As of December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	RMB	RMB	RMB	RMB	RMB	RMB
Trade names	303,686	-	303,686	303,686	-	303,686
Student populations	64,060	(14,880)	49,180	64,060	(33,035)	31,025
Software	43,018	(13,483)	29,535	73,199	(23,983)	49,216
Customer relationships	9,940	(3,663)	6,277	9,940	(6,485)	3,455
Cooperative Agreements*	101,963	(7,386)	94,577	101,963	(17,651)	84,312
Favorable Leases	63,237	(1,837)	61,400	63,237	(4,952)	58,285

Intangible assets	585,904	(41,249)	544,655	616,085	(86,106)	529,979

*	In connection with the acquisitions completed in 2008 and 2009, the Group identified certain cooperative agreements as intangible assets, which were entered into by the sellers prior to the acquisitions. These cooperative agreements offer the Group the right to be affiliated with certain reputable universities in China.

Amortization expenses for intangible assets amounted to RMB 7,106, RMB 34,132 and RMB 52,412 for the years ended December 31, 2008, 2009 and 2010, respectively, and are included in general and administrative expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the future annual periods is as follows: 2011: RMB 45,228, 2012: RMB 36,521, 2013: RMB 31,934, 2014: RMB 21,798, 2015: RMB 15,532, and cumulatively thereafter: RMB 75,280.

8.	GOODWILL

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2009 and 2010 were as follows:

	Better Schools			Better Jobs
	Tutoring	K-12 Schools	Subtotal	Career Enhancement	Colleges	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	181,012	-	181,012	38,595	-	38,595	219,607
Goodwill acquired during the year	279,731	244,977	524,708	126,891	157,868	284,759	809,467
Foreign currency translation adjustments	(222)	(112)	(334)	(61)	(87)	(148)	(482)

Balance as of December 31, 2009	460,521	244,865	705,386	165,425	157,781	323,206	1,028,592
Goodwill acquired during the year	-	-	-	-	-	-	-
Foreign currency translation adjustments	(11,529)	(7,382)	(18,911)	(3,876)	(5,250)	(9,126)	(28,037)

Balance as of December 31, 2010	448,992	237,483	686,475	161,549	152,531	314,080	1,000,555

The Group did not recognize any goodwill impairment losses during all years presented.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

9.	ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB
Accrued payroll and welfare	45,385	56,952
Current portion of consideration payable for acquisitions	113,531	2,000
Other taxes payable	53,829	64,228
Professional service fees payable	5,052	26,513
Payable from the termination of sale of land use right	49,800	49,800
Amounts due to cooperating partners	18,813	12,603
Payments in advance	16,562	22,772
Accrued rental expense	4,435	7,438
Payable for equipment purchase	1,692	116
Others	52,835	61,244

Total	361,934	303,666

10.	SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB
Secured short-term bank loans	13,000	6,160
Unsecured short-term bank loans	100,000	111,910

Total	113,000	118,070

As of December 31, 2010, secured short-term bank loans consisted of the following three bank loans:

•	RMB 3,750 repayable on January 11, 2011 and bearing interest at 5.56% per annum. The loan was secured by a building with a net carrying value of approximately RMB 8,824.

•	RMB 2,000 repayable on February 4, 2011 and bearing interest at 6.37% per annum. The loan was secured by a building with a net carrying value of approximately RMB 8,253.

•	RMB 410 repayable on January 11, 2011 and bearing interest at 5.56% per annum. The loan was secured by a land use right with a net carrying value of approximately RMB 461.

•	As of December 31, 2010, the Group has the following unsecured short-term bank loans:

•	RMB 20,000 with a maturity date of April 11, 2011 and bearing interest at 5.35% per annum.

•	RMB 20,000 with a maturity date of May 9, 2011 and bearing interest at 5.35% per annum.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

10.	SHORT-TERM BORROWINGS (CONTINUED)

•	RMB 20,000 with a maturity date of July 19, 2011 and bearing interest at 6.27% per annum. The loan was jointly guaranteed by a third party and a minority shareholder of the Group.

•	RMB 20,000 with a maturity date of February 28, 2011 and bearing interest at 5.59% per annum. The loan was guaranteed by a third party.

•	RMB 10,000 with a maturity date of February 28, 2011 and bearing interest at 5.59% per annum. The loan was guaranteed by a minority shareholder of the Group.

•	RMB 18,760 with a maturity date of January 11, 2011 and bearing interest at 5.56% per annum. The loan was guaranteed by a minority shareholder of the Group.

•	RMB 3,150 with a maturity date of January 29, 2011 and bearing interest at 5.56% per annum. The loan was guaranteed by a minority shareholder of the Group.

The above short-term borrowings incurred interest expenses for the years ended December 31, 2009 and 2010 of RMB 545 and RMB 3,914, respectively, of which RMB 216 and RMB 0 was capitalized as additions to construction in-progress in the same respective years, and incurred guarantee fees of RMB 235 for the years ended December 31, 2010. The weighted average interest rate of bank loans outstanding as of December 31, 2010 was 5.08% per annum. The fair values of the short-term bank loans approximate their carrying amounts.

11.	LONG-TERM BORROWINGS

Long-term borrowings consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB
Secured long-term bank loans	41,500	44,000
Unsecured long-term bank loans	120,500	71,000

Total	162,000	115,000
Less: current portion of long-term bank loans	(89,000)	(61,000)

Non-current portion of long-term bank loans	73,000	54,000

As of December 31, 2010, the Group has entered into fourteen long-term loan agreements with local banks with terms ranging from one year to seven years to finance its working capital requirements. The eleven loans from one bank bear a floating interest rate at 120% of PBOC’s base lending rate per annum and are re-priced annually. The other three loans bear a floating interest rate at PBOC’s base lending rate per annum and are re-priced annually. The weighted average interest rate of bank loans outstanding as of December 31, 2010 was 6.35% per annum and all were denominated in RMB. None of the loan agreements contains any financial covenant.

Secured long-term bank loans of RMB 44,000 were secured by land use rights and buildings with a net carrying value of approximately RMB 58,005. Unsecured long-term bank loans were guaranteed by the following parties:

•	bank loans of RMB 33,000 were guaranteed by a related party, Shanghai Yunhai Group.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

11.	LONG-TERM BORROWINGS (CONTINUED)

•	bank loans of RMB 10,000 were guaranteed by an independent guarantee company, Jiangsu Yongtailong Investment Guarantee Co., Ltd.

•	bank loans of RMB 5,000 were guaranteed by an independent guarantee company, Jiangsu Donghaoling Investment Co., Ltd.

•	bank loans of RMB 10,000 were guaranteed by a subsidiary of a related party, Yunhai Resort.

•	bank loans of RMB 13,000 were guaranteed by an independent guarantee company, Suzhou Agriculture Credit Guarantee Co., Ltd.

The above long-term loans incurred guarantee fees of RMB 166 and interest expenses of RMB 9,228 for the year ended December 31, 2010, of which RMB 680 was capitalized in additions to construction in-progress in the same year. The fair values of the long-term bank loans approximate their carrying amounts.

The repayment schedule of the long-term borrowings is as follows:

As of December 31, 2010
RMB
Within one year	61,000
Between one and two years	16,000
Between two and three years	20,000
Between three and four years	6,000
Between four and five years	6,000
Beyond five years	6,000

12.	CONVERTIBLE PREFERRED SHARES

Series A Convertible Preferred Shares

On February 10, 2005, the shareholders of Ambow Online, which was the predecessor of the Company, exchanged their shareholdings in Ambow Online for 1,800,000 Series A convertible preferred shares issued by AECL. At the same time as this reorganization, AECL issued 2,500,000 Series A convertible preferred shares to a creditor in exchange for the extinguishment of its loan outstanding at the time. The loan extinguishment was accounted for based on the fair value of Series A convertible preferred shares issued to the creditor.

These preferred shares were then exchanged on a 1 for 3 basis for preferred shares of the Company with equivalent rights, preferences, and privileges on July 18, 2007.

The Group has classified the Series A convertible preferred shares as equity as these preferred shares cannot be redeemed.

Series B Convertible Preferred Shares

On December 2, 2005 and April 19, 2006, the Company issued an aggregate of 5,803,567 Series B convertible preferred shares for a purchase price of US$2.24 per share, net of issuance costs of US$801. Upon the first

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12.	CONVERTIBLE PREFERRED SHARES (CONTINUED)

Series B Convertible Preferred Shares (Continued)

closing, the Company issued an additional 111,607 Series B convertible preferred shares upon the automatic conversion of US$150 convertible promissory notes held by a creditor at the time. A beneficial conversion feature of US$100 was recognized upon the automatic conversion of the convertible promissory notes based upon the fair value of the preferred shares received by the creditor.

In December 2005, in conjunction with the issuance of the Series B convertible preferred shares, the Company issued to its placement agent warrants to purchase an aggregate of 196,731 Series B convertible preferred shares at an exercise price of US$2.24 per share.

These preferred shares were then exchanged on a 1 for 3 basis for preferred shares of the Company with equivalent rights, preferences, and privileges on July 18, 2007. On July 20, 2007 the holders of the Series B convertible preferred shares waived their redemption rights at the time the Series C convertible redeemable preferred shares were issued.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series B convertible preferred shares because the initial effective conversion price of Series B convertible preferred shares was higher than the fair value of the Group’s ordinary shares determined based on an independent third party valuation.

The Group has classified the Series B convertible preferred shares as equity as these preferred shares cannot be redeemed.

Series C Convertible Redeemable Preferred Shares

On July 27, 2007 and September 6, 2007, the Company issued an aggregate of 20,922,307 Series C convertible redeemable preferred shares for a purchase price of US$2.3181 per share, net of issuance costs of US$1,111. Upon the first closing, the Company issued an additional 2,465,074 Series C convertible redeemable preferred shares upon the automatic conversion of US$4,000 convertible promissory notes held by a creditor at the time. A beneficial conversion feature of US$1,714 was recognized upon the automatic conversion of the convertible promissory notes based upon the fair value of the preferred shares received by the creditor.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series C convertible redeemable preferred shares because the initial effective conversion price of Series C convertible redeemable preferred shares was higher than the fair value of the Group’s ordinary shares determined based on an independent third party valuation.

The Group has classified the Series C convertible redeemable preferred shares as mezzanine equity as these preferred shares can be redeemed at the option of the holders after July 20, 2012. These shares were converted into Class B ordinary shares on August 5, 2010. For further details, see the section "redemption rights" below.

Series D Convertible Redeemable Preferred Shares

On September 8, 2008, September 23, 2008 and September 26, 2008, the Company issued an aggregate of 26,722,649 Series D convertible redeemable preferred shares for a purchase price of US$3.8544 per share, net of issuance costs of US$328.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12.	CONVERTIBLE PREFERRED SHARES (CONTINUED)

Series D Convertible Redeemable Preferred Shares (Continued)

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series D convertible redeemable preferred shares because the initial effective conversion price of Series D convertible redeemable preferred shares was higher than the fair value of the Group’s ordinary shares determined based on an independent third party valuation.

The Group has classified the Series D convertible redeemable preferred shares as mezzanine equity as these preferred shares can be redeemed at the option of the holders after July 20, 2012. These shares were converted into Class B ordinary shares on August 5, 2010. For further details, see the section "redemption rights" below.

The key terms of the preferred shares are summarized as follows:

Dividend provisions

The holders of the preferred shares are entitled to receive non-cumulative dividends in preference of any payment of any dividend on ordinary shares, as and when declared by the Board of Directors as follows:

Series A convertible preferred shares	US$0.0050 per share, per annum
Series B convertible preferred shares	US$0.0597 per share, per annum
Series C convertible redeemable preferred shares	US$0.1855 per share, per annum
Series D convertible redeemable preferred shares	US$0.3084 per share, per annum

Liquidation rights

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of preferred shares shall be entitled to receive an amount as shown below, plus all declared and unpaid dividends. After such payment has been paid to holders of preferred shares, any remaining assets of the Company shall be distributed to the holders of ordinary shares and preferred shares pro rata on an as-converted basis:

Series A convertible preferred shares	US$0.0833 per share
Series B convertible preferred shares	US$0.7467 per share
Series C convertible redeemable preferred shares	US$2.3181 per share
Series D convertible redeemable preferred shares	US$3.8544 per share

Conversion rights

Each preferred share is convertible, at the option of the holder, at any time after the date of issuance of such preferred share according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and recapitalization. Each preferred share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price. The conversion price of each preferred share is the same as its original issuance price and no adjustments to conversion price have occurred, other than for the preferred shares outstanding at the time of the 1 for 3 share exchange in July 2007. At December 31, 2009, each preferred share is convertible into one ordinary share.

Each preferred share automatically converts into ordinary shares upon the earlier of (i) the closing of an initial public offering at a price per share that reflects a pre-offering valuation of the Company of not less than

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12.	CONVERTIBLE PREFERRED SHARES (CONTINUED)

Conversion rights (Continued)

US$600,000 (a "Qualified Public Offering"), or (ii) the written consent of holders of a majority of the outstanding shares of such series of preferred shares; provided that the conversion of Series C convertible redeemable preferred shares and Series D convertible redeemable preferred shares into ordinary shares pursuant to the foregoing clause shall also require the written consent of at least two thirds of the outstanding shares of such series of preferred shares.

Voting rights

The holders of the preferred shares each has the right to one vote for each common share into which such series of preferred shares could then be converted, and with respect to such vote, such holder has full voting rights and powers equal to the voting rights and powers of the holders of common shares.

Redemption rights

At the date of issuance, subject to certain conditions, the holders of a majority of the outstanding Series B convertible preferred shares could require the Company to redeem the preferred shares in cash at the original purchase price plus all declared but unpaid dividends. However, the holders of the Series B convertible preferred shares waived their redemption rights at the time the Series C convertible redeemable preferred shares were issued. Since July 20, 2007, the Series B convertible preferred shares were no longer redeemable and so were reclassified from mezzanine equity to equity.

At any time after July 20, 2012, provided that a Qualified Public Offering has not occurred, the holders of a majority of the outstanding Series C convertible redeemable preferred shares or the holders of at least two thirds of the outstanding Series D convertible redeemable preferred shares may require the Company to redeem all of such series of preferred shares in cash equal to the greater of (i) original purchase price plus all declared but unpaid dividends, or (ii) their fair market value.

The fair market value of the Series C convertible redeemable preferred shares and Series D convertible redeemable preferred shares are greater than their original purchase price as of December 31, 2008 and 2009 and August 04, 2010. The accretion to the redemption value using the effective interest method was reflected as a reduction to net income to arrive at net (loss) income available to common shareholders in the accompanying consolidated statements of operations and amounted to RMB 67,768, RMB 157,877 and RMB 94,209 for the years ended December 31, 2008, 2009 and 2010.

On August 5 2010, upon completion of the IPO, all preferred shares outstanding were converted into Class B ordinary shares on a one for one basis. Further, 590,193 Class B ordinary shares were issued upon exercise of the Series B warrants outstanding on August 5, 2010, at an exercise price of US$0.75 per share.

In 2010, the accretion to the redemption value was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. The accretion charges to additional paid-in capital also include a revision for amounts initially charged to accumulated losses in previous years. This revision has no financial impact on the Company’s total equity.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13.	ORDINARY SHARES

Upon completion of the company’s initial public offering ("IPO") in August 2010, 7,500,000 American depositary shares ("ADSs") were issued through the IPO, and the selling share holders offered an additional 3,177,207 ADSs. Each ADS represents two Class A ordinary shares, par value US$0.0001 per share. 80,755,877 Class B Ordinary shares were issued upon conversion of all convertible preferred shares at a par value of US$0.0001 per share.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for the following:

(1)	Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible to one Class A ordinary share at any time; and
(2)	Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of December 31, 2009 there were nil and 44,999,663 Class A and Class B ordinary shares issued and outstanding, respectively.

As of December 31, 2010 there were 21,354,414 and 121,212,562 Class A and Class B ordinary shares issued and outstanding, respectively.

14.	WARRANTS

In December 2005, in conjunction with the placement of Series B convertible preferred shares, the Company issued the placement agent with warrants to purchase an aggregate of 196,731 Series B Preferred Shares at an exercise price of US$2.24 per share (590,193 Series B Preferred Shares at an exercise price of US$0.75 per share, as adjusted for the 1 for 3 share exchange in July 2007). These warrants were to expire upon the earlier of (i) five years after their issuance, or (ii) the initial public offering of the Company’s equity securities. The warrants were initially recorded as a liability based on their estimated fair value in accordance with ASC Topic 480 "Distinguishing Liabilities From Equity". Since July 20, 2007, the Series B convertible preferred shares were no longer redeemable and the warrants were reclassified from a liability to equity.

The aggregate fair value of the placement agent warrants at issuance and on July 20, 2007 was US$196 and US$393, respectively. By the end of 2010, all the 196,731 warrants were exercised at US$0.75 to purchase 590,193 ordinary shares on the 1 for 3 share exchange basis. The fair value of the exercised warrants was approximately US$362,922. The fair value of these warrants was estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	Issuance	July 20, 2007
Expected volatility	43% to 45%	34%
Risk-free interest rate	5.00%	4.53%
Expected dividend	-	-
Expected life of the warrant	5 years	3 years
Fair value of preferred share	US$2.20	US$3.69

15.	SHARE OPTION PLAN

2005 Share Incentive Plan

On February 4, 2005, the Group adopted the 2005 Share Incentive Plan, or the "2005 Plan", under which the Group may grant options to purchase up to 1,500,000 ordinary shares of the Company to its employees, outside

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

15.	SHARE OPTION PLAN (CONTINUED)

directors and consultants. The Board of Directors subsequently raised the number of options to be granted to 20,282,353 shares on November 14, 2008. In the event that any outstanding option or other right for any reason expires, is cancelled, or otherwise terminated, the shares allocable to the unexercised portion of the 2005 Plan or other right shall again be available for the purposes of the 2005 Plan.

An individual who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company or any parent or subsidiary of the Company shall not be eligible for designation as an optionee or purchaser unless:

(i)	the per share exercise price shall be not less than 110% of the fair market value per share on the date of grant;
(ii)	the purchase price shall be not less than 100% of the fair market value per share on the date of grant; and
(iii)	in the case of an Incentive Shares Option ("ISO"), such ISO by its terms is not exercisable after the expiration of five years from the date of grant.

The 2005 Plan was approved and will terminate automatically 10 years after its adoption, unless terminated earlier at the Board of Directors’ discretion. Option awards are granted with an exercise price determined by the Board of Directors; those option awards generally vest based on 4 years of continuous service and expire in 10 years.

2010 Equity Incentive Plan

On June 1, 2010, the Group adopted the 2010 Equity Incentive Plan, or the 2010 Plan, which became effective upon the completion of the IPO on August 5, 2010. The 2010 Plan allows the Company to offer a variety of incentive awards to employees, outside directors and consultants. Under the plan, the Group may grant up to 19,000,000 Class A ordinary shares of the Company to its employees, outside directors and consultants, plus (i) any shares that, as of the completion of the IPO, have been reserved but not issued pursuant to awards granted under the 2005 Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to awards granted under the 2005 Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Plan that are forfeited to or repurchased by the Company, with the maximum number of shares to be added to the 2010 Plan pursuant to clauses (i) and (ii) above equal to 10,000,000 Class A ordinary shares; provided, however, that there shall be an annual increase on the first day of each fiscal year beginning with the 2011 Fiscal Year, in an amount equal to the least of (i) 25,000,000 Class A ordinary shares, (ii) 5% of the outstanding Class A ordinary shares on the last day of the immediately preceding fiscal year or (iii) such number of Class A ordinary shares determined by the Board of Directors. In the event that any outstanding option or other right for any reason expires, is cancelled, or otherwise terminated, the shares allocable to the unexercised portion of the 2010 Plan or other right shall again be available for the purposes of the 2010 Plan. As of December 31, 2010, there is no incentive awards granted under the 2010 plan.

The 2010 Plan was approved by the Board of Directors and shareholders, and will terminate automatically 10 years after its adoption, unless terminated earlier at the Board of Directors’ discretion. The exercise price will not be less than the fair market value of the Company’s ordinary shares on the date of grant and the term may not exceed 10 years. In the case of an ISO granted to an employee of the Company or any parent or subsidiary of the Company who, at the time the ISO is granted, owns stock representing more than 10% of the voting power of all classes of shares of the Company or any parent or subsidiary, the exercise price shall be no less than 110% of the fair market value on the date of grant, and the term of the ISO shall be no less than 5 years from the date of grant.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

15.	SHARE OPTION PLAN (CONTINUED)

As of December 31, 2008, 2009 and 2010, options granted to employees to purchase 7,970,800, 9,901,485 and 16,276,585 shares of ordinary shares and to non-employees to purchase 1,970,000, 2,020,000 and 2,045,000 shares of ordinary shares were outstanding, and options to purchase 10,341,553, 8,360,868 and 20,960,768 ordinary shares were still available for future grants.

A summary of the share option activity under the 2005 Plan as of December 31, 2008, 2009 and 2010 is as follows:

	Year ended December 31, 2008				Year ended December 31, 2009				Year ended December 31, 2010
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	6,938,100	0.30	7.7	61,754	9,940,800	4.23	7.5	163,835	11,921,485	8.01	6.9	253,681
Granted	3,006,000	13.60		(4,736)	3,373,885	25.98		(3,920)	6,701,100	31.61		(5,341)
Forfeited	(3,300)	0.81			(1,393,200)	24.48			(301,000)	21.43
Outstanding at end of year	9,940,800	4.23	7.5	163,835	11,921,485	8.01	6.9	253,681	18,321,585	15.90	7.1	553,155
Exercisable at end of year	5,496,188	0.17	6.5	112,860	7,459,076	2.32	6.0	201,160	9,521,087	4.97	5.5	391,562

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

15.	SHARE OPTION PLAN (CONTINUED)

Management of the Group is responsible for determining the fair value of options granted and has considered a number of factors when making this determination, including valuations. The fair values of option awards were estimated as of the date of grant using the Black-Scholes option valuation model. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable and requires the input of subjective assumptions, including the expected stock price volatility and estimated option life. Expected volatility is estimated based on historical volatility of comparable public companies for the period before the grant date with length commensurate to expected term of the options. Expected term is the period the options is expected to remain unexercised. The risk free rate is estimated based on the yield to maturity of China Sovereign bonds denominated in USD as at the grant date. No dividends were assumed in the Company’s estimated option values. Assumptions used in the Black-Scholes model are presented below:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Risk-free rate of return	3.40%~4.54%	3.30%~4.50%	2.04%~4.24%
Expected term	6.1~9.7	5.2~9.7	4.2~10.0
Volatility rate	44.96%~52.11%	44.04%~50.87%	45.80%~52.10%
Weighted average volatility rate	46.76%	45.62%	47.42%
Dividend yield	-	-	-

The Company estimates the forfeiture rate to be 3% for share options granted as of December 31, 2010.

The Company recorded share-based compensation expenses of RMB 9,990, RMB 13,531 and RMB 34,214 during the years ended December 31, 2008, 2009 and 2010, respectively, attributed based on a straight-line basis over the requisite service period for the entire award. Total fair values of option vested are RMB 3,604, RMB 8,300 and RMB 14,535 for employees and RMB 4,124, RMB 5,610 and RMB 3,778 for non-employees during the years ended December 31, 2008, 2009 and 2010, respectively. Weighted average grant date fair values per share are RMB 5.77, RMB 12.10 and RMB 15.07 during the years ended December 31, 2008, 2009 and 2010. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset during the years ended December 31, 2008, 2009 and 2010.

As of December 31, 2010, there was RMB 88,283 of total unrecognized compensation expense related to non-vested share-based compensation arrangements under the 2005 Plan. That cost is expected to be recognized over a weighted-average period of 2.41 year.

16.	TAXATION

a. VAT

Ambow Online and the Shandong North Resource Information Technology Co. Ltd ("Shandong North Resources") and Jinan Prosperous Resource Technology Co., Ltd. (together referred to as the "Shandong Software Companies") are each subject to 17% VAT for the revenues from software products sold in the PRC. Companies that fulfill certain criteria set by the relevant authorities including developing their own software products and registering the software product with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess of VAT paid over and above 3% of net revenues.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

16.	TAXATION (CONTINUED)

a. VAT (Continued)

For all years presented, Ambow Online and the Shandong software companies have met these criteria and therefore were entitled to the VAT refund. For the years ended December 31, 2008, 2009 and 2010, the VAT payable amounted to approximately RMB 9,822, RMB 12,568 and RMB 10,198, respectively.

Suzhou Yisichuangyi Technology Co., Ltd. ("Suzhou Career Enhancement") was a small scale VAT taxpayer in 2009, and was subject to 3% VAT on the revenue from software products sold within the PRC. From January 1, 2010, Suzhou Career Enhancement was changed from a small scale VAT taxpayer to a general VAT tax payer and is subject to 17% VAT on the revenues from software products sold in the PRC.

b. Business tax

In China, business taxes are imposed by the government on the revenues arising from the provision of taxable services, the transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. Other than revenues generated from degree oriented educational activities provided by private schools that are accredited to issue diplomas or degree certificates recognized by the Ministry of Education of the PRC which are exempted from business tax, the applicable business tax rate for the Group’s revenues generally ranges from 3% to 5%. Business tax and related surcharges are deducted from revenues before arriving at net revenues.

c. Income taxes

Cayman Islands

Under the current laws of Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

The Company’s subsidiaries incorporated in the BVI are not subject to taxation.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 17.5% on assessable profits in 2007, and at 16.5% since the beginning of 2008, the effective date that the Hong Kong government promulgated a 1% decrease in the profit tax rate.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

16.	TAXATION (CONTINUED)

c. Income taxes (Continued)

PRC

Significant components of the provision for income taxes on earnings for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Current:
PRC	7,842	7,827	57,061
Deferred:
PRC	(107)	(6,265)	(18,619)

Provision for income tax	7,735	1,562	38,442

Corporate entities

Prior to January 1, 2008, the Group’s subsidiaries and VIEs that were registered as companies in the PRC were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises ("FIE") and Foreign Enterprises and domestic enterprise income tax regulations (the "previous income tax laws and rules"). Pursuant to the previous income tax laws and rules, all companies were generally subject to a statutory tax rate of 33% on PRC taxable income. Under the previous income tax laws and rules, High and New Technology Enterprises and software enterprises could enjoy certain income tax holidays or preferential income tax rates.

In March 2007, the Chinese government enacted the new Corporate Income Tax Law ("New CIT Law"), and promulgated the related Implementing Regulations for the PRC Corporate Income Tax Law. The law and regulation came into effect on January 1, 2008. New CIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. High and New Technology Enterprises can still enjoy a favorable tax rate of 15%.

New CIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. In addition, the Corporate Income Tax Law provides grandfather treatment for enterprises which were qualified as "High and New Technology Enterprises" under the previous income tax laws and were established before March 16, 2007, if they continue to meet the criteria for High and New Technology Enterprises after January 1, 2008. The grandfather provision allows these enterprises to continue to enjoy their unexpired tax holiday provided by the previous income tax laws and rules.

New CIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with China and the FIE’s immediate holding company satisfies the criteria of beneficial owner as set out in Circular Guoshuihan [2009] No. 601. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance ("MOF") and the State Administration of Taxation ("SAT")

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

16.	TAXATION (CONTINUED)

c. Income taxes (Continued)

PRC (Continued)

Corporate entities (Continued)

jointly issued a circular which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the New CIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to New CIT Law and New CIT implementation regulation, a tax resident enterprise is an entity incorporated in the PRC, or incorporated outside the PRC but its "place of effective management" is in the PRC. The Company assessed and concluded that it does not satisfy the definition of a tax resident enterprise. The Company has further determined that its FIEs in China will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIEs in China for the years ended December 31, 2008, 2009 and 2010.

A summary of the preferential tax treatments available to the Group’s significant PRC entities as of December 31, 2010 is as follows:

(i)	Ambow Online was recognized as a "Software Enterprise" and a "High and New Technology Enterprises", and was exempted from income tax on its profits for 2008 and 2009, and is subject to a 50% reduction in income tax rate from 2010 to 2012.

(ii)	Certain companies were recognized as "Software Enterprises" and were exempt from income tax on their profits for 2005 and 2006, and were subject to a 50% reduction in income tax rate from 2007 to 2009.

During the years ended December 31, 2008, 2009 and 2010, if the Company’s corporate subsidiaries and VIEs in the PRC had not been awarded tax holidays or received preferential tax treatment, the increase in tax expense and its net income per share effects would have been as follows:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Increase in tax expense	(16,521)	(39,083)	(39,997)
Net income per share—basic	(0.72)	(1.00)	(0.47)
Net income per share—diluted	(0.72)	(1.00)	(0.36)

Private schools and colleges

For the Group’s companies providing education services they are taxed as corporate enterprises as referred to above. Prior to January 1, 2008, private schools or colleges were subject to income tax determined in accordance with the Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004). For those private schools or colleges not registered as requiring reasonable returns they were treated in a similar manner to public schools and were generally not subject to income taxes. For private schools or colleges operated for reasonable returns they were normally subject to income taxes at 33% prior to

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

16.	TAXATION (CONTINUED)

c. Income taxes (Continued)

PRC (Continued)

Private schools and colleges (Continued)

2008 or 25% after January 1, 2008 but were sometimes subject to deemed amounts or rates of income tax to be determined by the relevant tax authorities. To date, no separate regulations or guidelines have been released on how to define reasonable return for the purposes of assessing a school’s tax status before January 1, 2008, nor on what preferential tax treatments should be applied locally. In certain cities, schools that were registered as requiring reasonable returns were subject to income tax of between 1.75% to 4.0% on gross revenue or a fixed tax amount.

New CIT Law includes specific criteria that need to be met by an entity to qualify as a not-for-profit organization in order to be exempt from corporate income tax. In November 2009, the MOF and SAT jointly issued the "Circular on Management Issues Concerning Not-for-Profit Organizations’ Eligibility for Tax Exemption". This circular set out further clarification of the requirements for not-for-profit organizations, and stipulated that only not-for-profit organizations certified jointly by finance and taxation authorities are entitled to tax exemption, and the circular shall be implemented as of January 1, 2008. However, as of December 31, 2010 the detailed implementation guidance has not been provided to local tax authorities on how to apply these changes to schools and colleges.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2009	2010
	RMB	RMB
Current deferred tax assets	1,689	7,916

Non-current deferred tax assets	17,971	21,937
Less: valuation allowance on non-current deferred tax assets*	(17,468)	(17,622)

Total non-current deferred taxes, net	503	4,315

Total deferred tax assets, net	2,192	12,231

Non-current deferred tax liabilities:
- Unrecognized valuation surplus and deficit – Acquisition	167,553	167,553
- Unrecognized valuation surplus and deficit – Transfer due to amortization	(4,180)	(12,760)

Total deferred tax liabilities	163,373	154,793

*	As certain of the Company’s subsidiaries are moving from a loss making position to a profitable situation, only a partial valuation allowance was provided.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

16.	TAXATION (CONTINUED)

c. Income taxes (Continued)

PRC (Continued)

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB
Balance at beginning of the year	-	2,926	17,468
Allowance made during the year	2,926	14,542	10,211
Reversals	-	-	(10,057)

Balance at end of the year	2,926	17,468	17,622

Reconciliation between total income tax expense and the amount computed by applying the weighted average statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2008		2009		2010
	%		%		%
Weighted average statutory tax rate	24%		24%		26%
Tax effect of preferential tax treatments*	(22%	)	(28%	)	(16%	)
Tax effect of non-deductible expenses	18%		3%		1%
Tax effect of non-taxable income**	(15%	)	(11%	)	(1%	)
Tax effect of tax-exempt entities	2%		3%		5%
Changes in valuation allowance	3%		10%		-

Effective tax rates	10%		1%		15%

*	Ambow Online was recognized as a "Software Enterprise" and, after being entitled to a full tax exemption in 2008 and 2009, is now entitled to a 50% reduction in income tax rate in 2010 which has contributed to the decreased tax effect of preferential tax treatments.

**	The non-taxable income mainly includes a VAT refund. Due to the tax bureau changed the treatment of VAT refunds in 2010, the non-taxable income decreased in 2010.

d. Uncertain tax positions

As of January 1, 2007 when the guidance on accounting for uncertainty in income taxes was adopted, the Group did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

16.	TAXATION (CONTINUED)

d. Uncertain tax positions (Continued)

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	-	1,663	26,435
Increases due to business combinations*	264	19,738	-
Increases related to current tax positions	1,399	5,034	8,531

Unrecognized tax benefits, end of year	1,663	26,435	34,966

*	The Group received an indemnification from every seller for unrecognized tax benefits payable arising from business combinations (see Note 22—"Acquisitions" for additional information) and recognized a corresponding tax indemnification asset at the acquisition date. The indemnification asset will continue to be measured on the same basis as the related unrecognized tax benefits payable, subject to collectability and contractual limitations on the indemnified amount until they are collected, sold, cancelled, or expire. Accordingly, the entire amount of unrecognized tax benefits arising from business combinations, if recognized, would not have any effect on the Group’s annual effective tax rate.

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of FIN 48, now codified as ASC Topic 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in unrecognized tax benefits recognized as of December 31, 2010 to be material in the next twelve months.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2004 to 2008 remain subject to examination by the tax authorities. There are no ongoing examinations by taxing authorities as of December 31, 2010.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

17.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Numerator:
Net income attributable to Ambow Education Holding Ltd.,	67,360	138,236	216,032
Preferred shares redemption value accretion	(67,768)	(157,877)	(94,209)
Allocation of net income to participating preferred shareholders*	(53,949)	(93,611)	(55,534)

Numerator for basic income (loss) per share	(54,357)	(113,252)	66,289

Numerator for diluted income (loss) per share	(54,357)	(113,252)	70,845

Denominator:
Denominator for basic income (loss) per share weighted average ordinary shares outstanding	23,038,853	39,193,092	85,551,412

Denominator for diluted income (loss) per share weighted average ordinary shares outstanding	23,038,853	39,193,092	112,122,045

Basic income (loss) per share	(2.36)	(2.89)	0.77

Diluted income (loss) per share	(2.36)	(2.89)	0.63

*	Net income for the periods has been allocated to preferred shares and ordinary shares based on their respective rights to share in dividends.

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. For the years ended December 31, 2008, 2009 and 2010, warrants that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 0.6 million shares, 0.6 million shares, and nil respectively, preferred shares that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 80.8 million shares, 80.8 million shares, and nil respectively, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 9.9 million shares, 11.9 million shares and 7.2 million shares, respectively.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

18.	RELATED PARTY TRANSACTION

The Group has entered into a number of transactions with related parties:

(a)	Transactions

The Group entered into the following transactions with related parties:

	Years ended December 31,
Transactions	2008	2009	2010
	RMB	RMB	RMB
Receipt of consulting services from a company owned by a family member of Jilin Tutoring principal	2,000	9,573	-

Financing to the minority shareholder of Kunshan Zhouzhuang Taishidian Tourism Scenic Area Development Co., Ltd ("Taishidian Holding") and one of the subsidiaries of the minority shareholder of Taishidian Holding	-	222,964	196,871

Collection from the minority shareholder of Taishidian Holding and one of the subsidiaries of the minority shareholder of Taishidian Holding	-	185,559	205,982

Sales of software to companies owned by a family member of Jilin Tutoring principal	-	11,198	-

Sales of software to a company owned by principal of Shanghai Hero Educational Technology Training School ("Shanghai Career Enhancement")	-	6,460	-

Sales of software to a company owned by a family member of Changsha Bull’s Ear Education Consulting Co., Ltd. ("Changsha Career Enhancement") chairman of the board of directors	-	3,525	-

Sales of software to a company owned by CEO of Beijing Century Bersen Consulting Co., Ltd ("Beijing Century Tutoring")	-	2,947	-

Sales of software to a company owned by honorary principal of Guangzhou Modern Olympic Training School ("Guangzhou HP Tutoring")	-	200	-

Receipt of consulting services from a company owned by the family member of the principal of Tianjin Tutoring	-	1,805	320

Receipt of consulting services from a company owned by principal of Beijing YZ Tutoring	-	1,505	-

Receipt of property management services from the school founded by the principal of Shuyang K-12	-	-	1,800

Receipt of property management services from the former shareholder of Changsha K-12	-	2,559	3,787

Receipt of recruitment services from a company owned by the former owner of Beijing Away United Technology Co., Ltd ("Beijing Away Career Enhancement")	-	-	596

Receipt of rental services from a subsidiary of the former shareholder of Shenyang K-12	-	-	1,100

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

18.	RELATED PARTY TRANSACTION (CONTINUED)

(b)	The Group had the following balances with related parties:

	Amounts due from related parties			Amounts due to related parties
	As of December 31,			As of December 31,
Relationship	2008	2009	2010	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	RMB
Principal of Xi’an Dragon Continuation School ("Xi’an Tutoring")	2,339	2,774	1,768	-	-	34
Principal of Beijing YZ Tutoring	9,259	8,593	4,940	-	-	-
Principal of Jilin Tutoring	502	481	681	1,000	110	603
Former owner of Beijing Away United Technology Co., Ltd.	1,000	1,000	2,677	-	-	1,083
Former principal of Dalian Hope School ("Dalian Career Enhancement") and a senior manager of the Group	1,113	1,064	714	-	-	-
Family member of Changsha Tutoring Principal	3,648	171	171	-	-	-
Principal of Shuyang K-12	13,237	1,556	400	-	-	1,338
A company established by the director of Beijing SIWA Future Education Enterprise Co., Ltd ("SIWA Future Holding") and its subsidiary	-	92,071	85,136	-	701	700
Subsidiary of the minority shareholder of Taishidian Holding	-	5,110	-	-	-	-
Minority shareholder of Taishidian Holding	-	11,892	11,142	-	4,000	-
The chairman of the board of directors of Taishidian Holding	-	20,400	400	-	-	-
Former shareholder of Changsha K-12	-	28,566	10	-	1,262	5,049
Subsidiary of former shareholder of Shenyang K-12	-	29,350	-	-	275	1,375
Principal of Shanghai Career Enhancement	-	3,178	3,178	-	-	-
Principal of Changsha Career Enhancement	-	5,379	1,702	-	-	-
Principal of Tianjin Tutoring	-	5,783	6,103	-	-	-
Principal of Tianjin Changcheng Occupational Training School	457	193	153	-	2,174	2,020
Former owner of Jinan Prosperous Resource Technology Co., Ltd.	1,490	1,490	16,888	-	-	-
Subsidiary of the former shareholder of Changsha K-12	-	52	-	-	2,844	621
Former Owner of Medium Range Online (Beijing) Technology Co., Ltd. ("Beijing IT Career Enhancement")	-	833	833	-	670	670
CEO of Beijing Century Tutoring	-	4,737	2,318	-	-	-
Former owner and currently general manager of Beijing JY Tutoring	-	800	800	-	-	-
Former owner of Guangzhou Depth Pools Education Training Center ("Guangzhou DP Tutoring")	-	5,010	8,590	-	-	-
CEO of Suzhou Career Enhancement	-	784	784	-	-	-
Others	4,338	1,215	794	-	246	-

	37,383	232,482	150,182	1,000	12,282	13,493

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

18.	RELATED PARTY TRANSACTION (CONTINUED)

The above balances are non-interest bearing and unsecured with no fixed repayment terms.

Balances related to indemnifications from the sellers are RMB 5,312, RMB 41,491 and RMB 41,491 as of December 31, 2008, 2009 and 2010, respectively.

As of December 31, 2010, short-term bank loans of RMB 56,070 and long-term bank loans of RMB 43,000 were guaranteed by minority shareholders of the Group and one of a minority shareholder’s subsidiaries.

19.	COMMITMENTS AND CONTINGENCIES

Operating leases

The Group leases offices and classroom under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases as of December 31, 2010 were as follows:

Amount
RMB
2011	66,420
2012	53,799
2013	38,170
2014	26,914
2015	24,278
Thereafter	288,326

Total	497,907

Rent expenses for all cancelable and non-cancelable leases were approximately RMB 12,564, RMB 57,508 and RMB 98,913 for years ended December 31, 2008, 2009 and 2010, respectively.

Capital commitment

Amount
RMB
Capital commitment for purchase of property and equipment	4,950
Capital commitment for purchase of intangible assets	-

Total	4,950

Contingencies

There were no significant legal contingencies during all years presented. Legal matters arising after December 31, 2010 are disclosed in note 26 "Subsequent Events".

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

20.	SEGMENT INFORMATION

US GAAP guidance on ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments.

The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

The Group’s chief operating decision maker ("CODM") has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Group. Based on management’s assessment, the Group has determined that it has four operating segments which are Tutoring, K-12 Schools, Career Enhancement, and Colleges. These four operating segments are also identified as reportable segments. The reportable segments of tutoring and K-12 schools are grouped under the "Better Schools" division because the segments offer programs and education services using a standards-based curriculum that enables students to improve their academic results and educational opportunities. The reportable segments of career enhancement and colleges are grouped under the "Better Jobs" division because the segments offer services and programs that facilitate post-secondary students to obtain more attractive employment opportunities.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues, cost of revenues, and gross profit. The CODM does not review balance sheet information to measure the performance of the reportable segments, nor is this part of the segment information regularly provided to the CODM. Revenues, cost of revenues and gross profit by segment were as follows:

For the year ended December 31, 2008

	Better Schools			Better Jobs
	Tutoring	K-12 Schools	Subtotal	Career Enhancement	Colleges	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net revenues	250,274	9,126	259,400	248,969	-	248,969	508,369
Cost of revenues	(171,008)	(8,772)	(179,780)	(147,388)	-	(147,388)	(327,168)

Gross profit	79,266	354	79,620	101,581	-	101,581	181,201

For the year ended December 31, 2009

	Better Schools			Better Jobs
	Tutoring	K-12 Schools	Subtotal	Career Enhancement	Colleges	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net revenues	360,059	131,413	491,472	266,304	144,250	410,554	902,026
Cost of revenues	(160,386)	(81,321)	(241,707)	(99,802)	(67,476)	(167,278)	(408,985)

Gross profit	199,673	50,092	249,765	166,502	76,774	243,276	493,041

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

20.	SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2010

	Better Schools			Better Jobs
	Tutoring	K-12 Schools	Subtotal	Career Enhancement	Colleges	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net revenues	644,636	251,635	896,271	284,496	224,117	508,613	1,404,884
Cost of revenues	(268,678)	(138,519)	(407,197)	(80,294)	(93,538)	(173,832)	(581,029)

Gross profit	375,958	113,116	489,074	204,202	130,579	334,781	823,855

The Group primarily operates in the PRC. Substantially all the Group’s long-lived assets are located in the PRC.

21.	MAINLAND CHINA CONTRIBUTION AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contributions. The total contributions for such employee benefits were RMB 7,667, RMB 24,569 and RMB 44, 553 for the years ended December 31, 2008, 2009 and 2010, respectively.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries in the PRC, being foreign invested enterprises established in China, are required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in the Group’s PRC statutory accounts. The Company’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiaries.

In accordance with the China Company Laws, the Group’s VIEs established in China make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserves, namely statutory surplus reserve, statutory public welfare reserve and discretionary surplus reserve. The Company’s or its subsidiaries’ VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus reserve until the reserve reaches 50% of each entity’s registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of their after-tax profits as reported in the PRC statutory accounts. Effective from January 1, 2006, under the revised China Company Laws, an appropriation to the statutory public welfare reserve is no longer mandatory. Appropriation to the discretionary surplus reserve is made at the discretion of the board of directors of the VIEs.

In accordance with the Law of Promoting Private Education (2003), the Group’s school subsidiaries in China must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserves, namely the education development reserve, which requires annual appropriations of at

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

21.	MAINLAND CHINA CONTRIBUTION AND PROFIT APPROPRIATION (CONTINUED)

least 25% of after-tax profits or the increase in net assets of private education schools (as determined under accounting principles generally accepted in the PRC at each year-end) to the statutory reserve.

The following table presents the Group’s appropriations to the general reserve fund, statutory surplus reserve and education development reserve for the years ended December 31, 2008, 2009 and 2010:

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB
Statutory surplus reserve	15,275	24,090	52,269
Education development reserve	1,010	10,065	19,490

Total	16,285	34,155	71,759

The general reserve and statutory surplus reserve are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. The education development fund is restricted to investing in fixed assets and the expansion of the respective school. The other reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except in the event of liquidation.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS

In 2008 and 2009, the Group entered into 11 and 13 acquisitions, respectively. The following table summarizes the business combinations completed during the years ended December 31, 2008 and 2009.

		Date of acquisition	Purchase price	Goodwill	Intangibles with indefinite life	Amortizable intangibles
			RMB	RMB	RMB	RMB
Entities acquired during the year ended December 31, 2008
(1)	Xi’an Tutoring	Mar 12, 2008	35,137	22,909	7,760	-
(2)	Jilin Tutoring	Aug 10, 2008	38,027	24,131	9,140	6,920
(3)	Beijing YZ Tutoring	Aug 15, 2008	79,640	55,018	20,710	7,610
(4)	Dalian Career Enhancement	Aug 29, 2008	12,990	9,242	3,110	150
(5)	Tianjin Yimatong Technology Development Co., Ltd. ("Tianjin Holding")	Sep 8, 2008	18,200	12,938	3,920	320
(6)	Beijing Away Career Enhancement	Oct 9, 2008	21,896	16,387	5,190	-
(7)	Zhengzhou Experimental Continuation School "Zhengzhou Tutoring")	Oct 23, 2008	10,117	7,254	2,450	-
(8)	Changsha Tutoring	Nov 15, 2008	52,282	34,506	12,790	6,120
(9)	Shuyang K-12	Dec 9, 2008	36,598	-	5,406	927
(10)	Shandong Software Companies	Dec 30, 2008	67,114	37,688	2,300	11,940	*

		Sub-total	372,001	220,073	72,776	33,987

Entities acquired during the year ended December 31, 2009
(11)	Tianjin Tutoring	Jan 1, 2009	104,223	68,292	22,870	9,390
(12)	Shanghai Career Enhancement	Jan 9, 2009	29,643	27,706	8,600	-
(13)	Guangzhou HP Tutoring	Feb 5, 2009	33,182	20,373	8,950	7,100
(14)	SIWA Future Holding	Apr 3, 2009	450,060	178,180	40,580	81,173
(15)	Beijing Century Tutoring	Apr 20, 2009	50,578	43,362	12,500	-
(16)	Taishidian Holding	Aug 8, 2009	187,271	81,714	-	17,580
(17)	Changsha K-12	Aug 31, 2009	155,755	108,036	29,400	45,480
(18)	Beijing IT Career Enhancement	Sep 2, 2009	35,401	27,652	8,070	2,120
(19)	Suzhou Career Enhancement	Sep 24, 2009	7,920	4,317	-	-
(20)	Shenyang K-12	Sep 30, 2009	79,348	34,915	27,390	34,290
(21)	Changsha Career Enhancement	Sep 30, 2009	86,777	67,216	21,200	5,290
(22)	Beijing JY Tutoring	Sep 30, 2009	123,008	99,900	36,380	5,150
(23)	Guangzhou DP Tutoring	Oct 9, 2009	60,800	47,804	14,970	1,760

		Sub-total	1,403,966	809,467	230,910	209,333

Operating rights acquired
(24)	Zhenjiang International School and Zhenjiang Foreign Language School ("Zhenjiang K-12")	Aug 31, 2008

*	Of the RMB 11,940 acquired amortizable intangible assets, RMB160 was assigned as in-process research and development, which was written off as of the acquisition date.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

In connection with the acquisitions completed in 2008, and 2009, the total purchase price generally consisted of cash and equity consideration. The acquisition date is determined based on the date at which the Group obtained control of the acquiree and the terms of the acquisition were agreed with the seller. Management of the Group is responsible for determining the fair value of equity issued, assets acquired, liabilities assumed and intangibles identified as of the acquisition date and considered a number of factors including valuations from Marsh (Beijing) Risk Consulting Company Limited, an independent appraiser.

The fair value of the equity consideration was estimated using an average of the values determined using the market approach and the income approach as the combination of approaches is deemed to be the most indicative of the Group’s fair value in an orderly transaction between market participants. Under the market approach, the Group utilizes publicly-traded comparable company information to determine the revenue and earnings multiples that are used to value the Group. Under the income approach, the Group determines the fair value based on estimated future cash flow of the Group discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of the Group and the rate of return an outside investor would expect to earn. The cash flow projections for the Group are based on a six-year forecast of cash flows, derived from the most recent annual financial forecast, and a terminal value based on the perpetuity growth model. The Group determines the fair value of the Group as a whole on a quarterly basis. The fair value of equity exchanged is expected to approximate the fair value of the Group as of the acquisition date.

The Group will recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period shall not exceed one year from the acquisition date. Further, any associated restructuring costs will be expensed in future periods. Goodwill represents the excess of costs over the fair value of assets and liabilities of businesses acquired. The goodwill acquired resulted primarily from the Group’s expected synergies from the integration of businesses acquired into the Group’s service and product offerings.

In 2009, the Company adopted ASC Topic 805 to accounting for business combinations. The Company used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:

•	Property and equipment—land was valued using the market approach; buildings and equipment were valued using the cost approach;

•	Trade names were valued using the income approach, specifically the relief from royalty method, which represents the benefits of owning the intangible asset rather than paying royalties for its use;

•	Customer relationships, Student populations and Cooperative agreements were valued using the income approach, specifically the excess earnings method;

•	Favorable leases were valued using the income approach, specifically the cost-saving method; And

•	All other current assets and current liabilities carrying value approximated fair value at the time of acquisition.

Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

Acquisitions completed in 2008:

(1) Xi’an Tutoring

On March 12, 2008, Ambow Sihua and Xi’an Dragongate Education Technology Group Limited ("Dragongate Holding") entered into a cooperation agreement. Under the terms of this agreement, Ambow Sihua acquired the exclusive rights to manage and operate Xi’an Tutoring, a private school providing remediation cooperation classes for students wishing to retake the national senior school or college entrance examination, for 25 years starting from June 1, 2007. During the cooperation period, Ambow Sihua has the right to make additional investment into Xi’an Tutoring to develop the school’s business. Both parties have agreed that during the cooperation period, all of the operational results of Xi’an Tutoring are attributable to Ambow Sihua and Dragongate Holding had permanently given up all rights attributable to Xi’an Tutoring. Ambow Sihua initially acquired a 10% equity interest in Xi’an Tutoring. Upon the completion of the cooperative agreement period, Ambow Sihua will obtain the remaining 90% of the equity interest without providing any additional consideration. The total consideration was RMB 35,137, which consisted of RMB 22,000 in cash consideration and the issuance of 1,232,492 ordinary shares with an aggregate fair value of RMB 13,137 on the acquisition date. The RMB 22,000 of total cash consideration less cash acquired of RMB 459 resulted in a net cash outlay of RMB 21,541.

This transaction constitutes the acquisition of a variable interest entity for which the Group is the primary beneficiary; therefore, Xi’an Tutoring is consolidated into the Group’s accounts as of the acquisition date.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	459
Indemnification from the seller	721
Prepaid and other current assets	11,191
Property and equipment	342
Intangible assets:
Trade name	7,760	Indefinite
Goodwill	22,909

Total assets acquired	43,382
Deferred revenue	(4,841)
Other liabilities assumed	(1,518)
Deferred tax liability	(1,886)

Total	35,137

In accordance with the cooperation agreement, the seller agreed to indemnify the Company against certain liabilities incurred prior to the acquisition date. The Group has estimated the total business tax liabilities, income tax liabilities and social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB 721 and has recorded a corresponding asset for the indemnifications from the seller as of the

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(1) Xi’an Tutoring (Continued)

acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

An intangible asset of RMB 7,760 was identified in respect of a trade name that is considered to have an indefinite life and so is not subject to amortization. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Xi’an Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment. No amounts have been allocated to in-process research and development.

(2) Jilin Tutoring

On August 10, 2008, Ambow Sihua acquired the 100% equity interest in Jilin Tutoring, an entity engaged in providing after-school tutoring services for primary and junior high school students in Jilin. The Group believes the acquisition of Jilin Tutoring is an integral piece of the Group’s strategy to increase the market shares in providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Jilin Tutoring and as a result, the Group recorded goodwill in connection with this transaction.

The total purchase price of RMB 38,027 consisted of RMB 16,800 in cash consideration and RMB 21,227 in equity exchanged through the issuance of 1,411,764 ordinary shares. The RMB 16,800 of total cash consideration less cash acquired of RMB 0 resulted in a net cash outlay of RMB 16,800.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Indemnification from the seller	482
Prepaid and other current assets	2,866
Property and equipment	87
Intangible assets:
Trade name	9,140	Indefinite
Student population	6,920	4
Goodwill	24,131

Total assets acquired	43,626
Deferred revenue	(976)
Other liabilities assumed	(2,030)
Deferred tax liability	(2,593)

Total	38,027

In accordance with the acquisition agreement, the seller agreed to indemnify the Company against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total social welfare

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(2) Jilin Tutoring (Continued)

liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB482 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB 16,060 of acquired intangible assets, RMB 9,140 was assigned to a trade name with an indefinite life that is not subject to amortization. The remaining amortizable intangible assets of RMB 6,920 have a useful life of 4 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Jilin Tutoring and the goodwill arising out of its acquisition are classified within the Tutoring segment. No amounts have been allocated to in-process research and development.

(3) Beijing YZ Tutoring

On August 15, 2008, Ambow Sihua acquired the 100% equity interest in Beijing YZ Tutoring, an entity engaged in providing after-school tutoring services for junior high and high school students in Beijing. The Group believes the acquisition of Beijing YZ Tutoring is an integral piece of the Group’s strategy to becoming an industry leader in providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing YZ Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 79,640 consisted of RMB 51, 000 in cash consideration and RMB 28,640 in equity exchanged through the issuance of 1,904,761 ordinary shares. The RMB 51,000 of total cash consideration less cash acquired of RMB 919 resulted in a net cash outlay of RMB 50,081.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	919
Prepaid and other current assets	9,510
Indemnification from the seller	1,940
Property and equipment	351
Intangible assets:
Trade name	20,710	Indefinite
Student population	7,610	6
Goodwill	55,018

Total assets acquired	96,058
Deferred revenue	(6,160)
Other liabilities assumed	(4,179)
Deferred tax liability	(6,079)

Total	79,640

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(3) Beijing YZ Tutoring (Continued)

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB 1,940 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB 28,320 of acquired intangible assets, RMB 20,710 was assigned to a trade name with an indefinite life that is not subject to amortization. The remaining amortizable intangible assets of RMB 7,610 have a useful life of 6 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Beijing YZ Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment. No amounts have been allocated to in-process research and development.

(4) Dalian Career Enhancement

On August 29, 2008, Ambow Sihua acquired the 100% equity interest in Dalian Career Enhancement, an entity engaged in providing information technology ("IT") career enhancement services to both individuals seeking further education opportunities and corporations in Dalian. The Group believes the acquisition of Dalian Career Enhancement is an integral piece of the Group’s strategy to build a comprehensive network to becoming a leader in providing IT career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Dalian Career Enhancement, and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 12,990 consisted of RMB 7,500 in cash consideration and RMB 5,490 in equity exchanged through the issuance of 341,796 ordinary shares. The RMB 7,500 of total cash consideration less cash acquired of RMB 3,946 resulted in a net cash outlay of RMB 3,554.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	3,946
Prepaid and other current assets	57
Indemnification from the seller	428
Property and equipment	189
Intangible assets:
Trade name	3,110	Indefinite
Student population	150	1.3
Goodwill	9,242

Total assets acquired	17,122
Deferred revenue	(2,871)
Other liabilities assumed	(498)
Deferred tax liability	(763)

Total	12,990

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(4) Dalian Career Enhancement (Continued)

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB 428 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB 3,260 of acquired intangible assets, RMB 3,110 was assigned to a trade name with an indefinite life that is not subject to amortization. The remaining amortizable intangible assets of RMB150 have a useful life of 1.3 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Dalian Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment. No amounts have been allocated to in-process research and development.

(5) Tianjin Holding

On September 8, 2008, Ambow Sihua acquired the 100% equity interest in Tianjin Holding, an entity engaged in providing IT career enhancement services to both individuals seeking further education opportunities and corporations in Tianjin. The Group believes the acquisition of Tianjin Holding is an integral piece of the Group’s strategy to build a comprehensive network to increase its market share in providing IT career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Tianjin Holding, and as a result, the Group has recorded goodwill in connection with this transaction. The total purchase price of RMB 18,200 consisted of RMB 10,500 in cash consideration and RMB 7,700 in equity exchanged through the issuance of 478,514 ordinary shares. The RMB 10,500 of total cash consideration less cash acquired of RMB 3,225 resulted in a net cash outlay of RMB 7,275.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	3,225
Accounts receivable	240
Indemnification from the seller	193
Prepaid and other current assets	1,518
Other non-current assets	203
Property and equipment	99
Intangible assets:
Trade name	3,920	Indefinite
Student population	320	2.5
Goodwill	12,938

Total assets acquired	22,656
Deferred revenue	(1,605)
Other liabilities assumed	(1,835)
Deferred tax liability	(1,016)

Total	18,200

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(5) Tianjin Holding (Continued)

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB 193 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB 4,240 of acquired intangible assets, RMB 3,920 was assigned to a trade name with an indefinite life that is not subject to amortization. The remaining amortizable intangible assets of RMB320 have a useful life of 2.5 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Tianjin Holding and the goodwill arising on its acquisition are classified within the career enhancement segment. No amounts have been allocated to in-process research and development.

(6) Beijing Away Career Enhancement

On October 9, 2008, Ambow Sihua acquired the 100% equity interest in Beijing Away Career Enhancement, an entity specializing in providing IT career enhancement services to both individuals seeking continuing education opportunities and corporations in Beijing. The Group believes the acquisition of Beijing Away Career Enhancement is an integral piece of the Group’s strategy to build a comprehensive network to becoming a leader in providing IT career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing Away Career Enhancement, and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 21,896 consisted of RMB 14,400 in cash consideration and RMB 7,496 in equity exchanged through the issuance of 437,499 ordinary shares. The RMB 14,400 of total cash consideration less cash acquired of RMB 397 resulted in a net cash outlay of RMB 14,003.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	397
Indemnification from the seller	1,001
Prepaid and other current assets	3,253
Property and equipment	641
Intangible assets:
Trade name	5,190	Indefinite
Goodwill	16,387

Total assets acquired	26,869
Deferred revenue	(2,354)
Other liabilities assumed	(1,264)
Deferred tax liability	(1,355)

Total	21,896

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(6) Beijing Away Career Enhancement (Continued)

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB 1,001 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

An intangible asset of RMB 5,190 was identified, being a trade name with an indefinite useful life that is not subject to amortization. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Beijing Away Career Enhancement and the goodwill arising on its acquisition are classified within the Career enhancement segment. No amounts have been allocated to in-process research and development.

(7) Zhengzhou Tutoring

On October 23, 2008, Ambow Sihua acquired the 100% equity interest in Zhengzhou Tutoring, an entity that provides tutoring services for students wishing to re-take the national college entrance examination. The Group believes the acquisition of Zhengzhou Tutoring is an integral piece of the Group’s strategy to become an industry leader in providing tutoring services to high school students who desire to enhance their opportunities to be admitted into colleges in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Zhengzhou Tutoring, and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 10,117 consisted of RMB 4,000 in cash consideration and RMB 6,117 in equity exchanged through the issuance of 334,375 ordinary shares. The RMB 4,000 of total cash consideration less cash acquired of RMB 3,499 resulted in a net cash outlay of RMB 501.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	3,499
Indemnification from the seller	377
Prepaid and other current assets	934
Property and equipment	388
Intangible assets:
Trade name	2,450	Indefinite
Goodwill	7,254

Total assets acquired	14,902
Deferred revenue	(3,417)
Other liabilities assumed	(716)
Deferred tax liability	(652)

Total	10,117

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(7) Zhengzhou Tutoring (Continued)

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB 377 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

An intangible asset of RMB 2,450 was identified, being a trade name that has an indefinite life and so is not subject to amortization. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Zhengzhou Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment. No amounts have been allocated to in-process research and development.

(8) Changsha Tutoring

On November 15, 2008, Ambow Sihua acquired the 100% equity interest in Changsha Tutoring, an entity engaged in providing after-school tutoring services for junior high and high school students in Changsha. The Group believes the acquisition of Changsha Tutoring is an integral piece of the Group’s strategy to increase its market share in providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Changsha Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 52,282 consisted of RMB 25,000 in cash consideration and RMB 27,282 in equity exchanged through the issuance of 1,400,560 ordinary shares. The RMB 25,000 of total cash consideration less cash acquired of RMB 7,874 resulted in a net cash outlay of RMB 17,126.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	7,874
Prepaid and other current assets	300
Indemnification from the seller	171
Property and equipment	405
Intangible assets:
Trade name	12,790	Indefinite
Student population	6,120	5.6
Goodwill	34,506

Total assets acquired	62,166
Deferred revenue	(1,948)
Other liabilities assumed	(3,226)
Deferred tax liability	(4,710)

Total	52,282

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(8) Changsha Tutoring (Continued)

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total social welfare liability (included above within Other liabilities assumed) at the acquisition date to be RMB 171 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

Within the RMB 18,910 of identifiable acquired intangible assets, RMB 12,790 relates to a trade name with an indefinite life that is not subject to amortization. The remaining amortizable intangible assets of RMB 6,120 have a useful life of 5.6 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Changsha Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment. No amounts have been allocated to in-process research and development.

(9) Shuyang K-12

On December 9, 2008, Ambow Sihua acquired the 100% equity interest in Shuyang K-12, an entity engaged in providing K-12 education services for primary, middle and high school students in Jiangsu Shuyang. The Group believes the acquisition of Shuyang K-12 is an integral piece of the Group’s strategy to build a network of private schools that can leverage the Group’s experience of delivering education services in China. The purchase price was less than the fair value of the net tangible and intangible assets acquired from Shuyang K-12 and as a result, the Group allocated the negative goodwill to long-lived assets acquired on a pro-rata basis. The total purchase price of RMB 36,598 consisted of RMB 27,690 in cash consideration and RMB 8,908 in equity exchanged through the issuance of 455,728 ordinary shares. The RMB 27,690 of total cash consideration less cash acquired of RMB 64 resulted in a net cash outlay of RMB 27,626.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	64
Prepaid and other current assets	23,442
Property and equipment	30,544
Intangible assets:
Trade name	5,406	Indefinite
Favorable lease	927	0.8

Total assets acquired	60,383
Deferred revenue	(22,311)
Other liabilities assumed	(1,126)
Deferred tax liability	(348)

Total	36,598

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(9) Shuyang K-12 (Continued)

In accordance with the acquisition agreement, the seller will assist the Group in obtaining the land use rights of 185 acres of government allocated land for education use for an aggregate amount no more than RMB 4,200. As of December 31, 2010, the government allocated land use right for the 100 of the 185 acres of land has been obtained, and the Group has filed the application for the government allocated land use right for the remaining 85 acres of land. While the application is in the process of being evaluated by the land authority in Shuyang, the Group believes that it is probable to obtain the land use right of the remaining portion.

Furthermore, in accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. At the acquisition date and as of December 31, 2010 the Group has estimated that no such liabilities exist.

Within the RMB 6,333 of acquired intangible assets, RMB 5,406 relates to a trade name with an indefinite life that is not subject to amortization. The remaining amortizable intangible assets of RMB927 have a useful life of 0.8 years. No amounts have been allocated to in-process research and development.

(10) Shandong Software Companies

On December 30, 2008, Ambow Sihua and Ambow Shida acquired the 100% equity interests in Shandong Software Companies, entities engaged in the development and sales of educational software and related services. The Group believes the acquisition of Shandong Software Companies will enable it to leverage the acquired technology to further develop its existing education software as well as increasing its market share in Shandong.

The total purchase price of RMB 67,114 consisted of RMB 31,149 in cash consideration and RMB 35,965 in equity exchanged through the issuance of 1,736,694 ordinary shares. The RMB 31,149 of total cash consideration less cash acquired of RMB 6,311 resulted in a net cash outlay of RMB 24,838.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(10) Shandong Software Companies (Continued)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	6,311
Accounts receivable	1,880
Prepaid and other current assets	5,864
Property and equipment	2,792
Prepayments for land use rights	2,561
Intangible assets:
Trade name	2,300	Indefinite
Customer relationship	7,820	5
Software	3,960	5
Customer relationship	160
Goodwill	37,688

Total assets acquired	71,336
Deferred revenue	(5)
Other liabilities assumed	(693)
Deferred tax liability	(3,524)

Total	67,114

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. At the acquisition date and as of December 31, 2010 the Group has estimated that no such liabilities exist.

Of the RMB 14,240 of acquired intangible assets, RMB 2,300 is assigned to a trade name that has an indefinite useful life and so is not subject to amortization and RMB 160 was assigned to research and development assets that were written-off at the acquisition date. These write-offs are included in general and administrative expenses. The remaining amortizable intangible assets of RMB 11,780 have a useful life of 5 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments the Shandong Software Companies and the goodwill arising on their acquisition are classified within the Tutoring segment.

Acquisitions completed in 2009:

(11) Tianjin Tutoring

On January 1, 2009, Ambow Sihua acquired the 100% equity interest in Tianjin Tutoring, an entity engaged in providing tutoring services. The Group believes the acquisition of Tianjin Tutoring is an integral piece of the Group’s strategy to increase the market shares in providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Tianjin Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 104,223

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(11) Tianjin Tutoring (Continued)

consisted of RMB 47,349 in cash consideration and RMB 56,874 in equity exchanged through the issuance of 2,745,000 ordinary shares. The RMB 47,349 of total cash consideration less cash acquired of RMB 11,779 resulted in a net cash outlay of RMB 35,570.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	11,779
Prepaid and other current assets	4,407
Indemnifications from the seller	3,735
Property and equipment	101
Intangible assets:
Trade name	22,870	Indefinite
Student population	9,390	9.0
Goodwill	68,292

Total assets acquired	120,574
Deferred revenue	(4,407)
Other liabilities assumed	(4,679)
Deferred tax liability	(7,265)

Total	104,223

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities, income tax liabilities and social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB 3,735 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB 32,260 of acquired intangible assets, RMB 22,870 was assigned to a trade name that is not subject to amortization. The remaining amortizable intangible assets of RMB 9,390 have a useful life of 9.0 years. Goodwill is not tax deductible for tax purposes and is included in the Tutoring segment.

(12) Shanghai Career Enhancement

On January 9, 2009, Kunshan Ambow Education and Technology Co., Ltd ("Ambow Kunshan") acquired 100% equity interest in Shanghai Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Shanghai Career Enhancement is an integral piece of the Group’s strategy to increase its market share for providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Shanghai Career Enhancement and as a result,

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(12) Shanghai Career Enhancement (Continued)

the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 29,643 consisted of RMB 18,447 in cash consideration and RMB 11,196 in equity exchanged through the issuance of 540,371 ordinary shares. The RMB 18,447 of total cash consideration less cash acquired of RMB 49 resulted in a net cash outlay of RMB 18,398.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	49
Indemnifications from the seller	1,598
Intangible assets:
Trade name	8,600	Indefinite
Goodwill	27,706

Total assets acquired	37,953
Deferred revenue	(3,661)
Other liabilities assumed	(2,499)
Deferred income taxes	(2,150)

Total	29,643

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities, income tax liabilities and social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB 1,598 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

The RMB 8,600 of acquired intangible assets relates to a trade name with an indefinite life that is not subject to amortization. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Shanghai Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

(13) Guangzhou HP Tutoring

On February 5, 2009, Ambow Sihua acquired the 100% equity interest in Guangzhou HP Tutoring, an entity engaged in providing after-school tutoring services for junior high and high school students. The Group believes the acquisition of Guangzhou HP Tutoring is an integral piece of the Group’s strategy to increase its market share for providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Guangzhou HP Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 33,182 consisted of RMB 11,530

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(13) Guangzhou HP Tutoring (Continued)

in cash consideration and RMB 21,652 in equity exchanged through the issuance of 1,008,403 ordinary shares. The RMB 11,530 of total cash consideration less cash acquired of RMB 693 resulted in a net cash outlay of RMB 10,837.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	693
Indemnifications from the seller	371
Prepaid and other current assets	403
Other non-current assets	866
Property and equipment	121
Intangible assets:
Trade name	8,950	Indefinite
Student population	4,040	4.4
Cooperative agreement	3,060	5.2
Goodwill	20,373

Total assets acquired	38,877
Deferred revenue	(669)
Other liabilities assumed	(1,022)
Deferred income taxes	(4,004)

Total	33,182

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB 371 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB 16,050 of acquired intangible assets, RMB 8,950 was for a trade name with an indefinite life that is not subject to amortization. The remaining amortizable intangible assets of RMB 7,100 have a useful life of 4.7 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Guangzhou HP Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment.

(14) SIWA Future Holding

On April 3, 2009, Ambow Sihua and Ambow Shanghai acquired the 100% equity interest in SIWA Future Holding, an entity engaged in providing education services to students from primary level through to college level in Beijing.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(14) SIWA Future Holding (Continued)

SIWA Future Holding owns a privately operated school providing services to primary, junior high and high school students. SIWA Future Holding also has training centers that provide after school tutoring services. Furthermore, SIWA Future Holding has established the wholly owned Beijing Century College through a cooperation arrangement with Beiyou Daxue. The Group believes the acquisition of SIWA Future Holding is an integral piece of the Group’s strategy to become one of the most comprehensive private education service providers in China.

The total purchase price of RMB 450,060 consisted of RMB 390,360 in cash consideration and RMB 59,700 in equity exchanged through the issuance of 2,925,687 ordinary shares on the acquisition date. Furthermore, the Group agreed to extend payment terms with the seller whereby the remaining RMB 350,000 would be paid over 18 years, RMB 20,000 for the first 17 years and RMB 10,000 for the 18th year of the payment term. This payment term starts at the earlier of (a) March 7, 2016 or (b) upon obtainment of an updated education license before the fifth anniversary of the effective date of the acquisition agreement. The extended payment terms are only contingent upon the passage of time. Accordingly, the Group discounted the extended payment based on its incremental borrowing rate with the expectation that the education license will be obtained by the fifth anniversary of the effective date of this acquisition agreement. The net present value of the extended payment term is estimated to be RMB 160,360. The RMB 390,360 of total cash consideration less cash acquired of RMB 46,916 resulted in a net cash outlay of RMB 343,444.

With the acquisition of SIWA Future Holding, the Group also acquired significant land use rights that are allocated by the Chinese government. To account for the fair value of acquired allocated land use rights, the Group used a combination of sales comparisons and benchmark land sale price adjustment methods to arrive at the valuation results.

The purchase price exceeded the fair value of the net tangible and intangible assets acquired from SIWA Future Holding and as a result, the Group recorded goodwill in connection with this transaction.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(14) SIWA Future Holding (Continued)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	46,916
Term deposits	1,000
Accounts receivable	1,383
Indemnifications from the seller	12,312
Prepaid and other current assets	145,141
Other non-current assets	539
Property and equipment	206,173
Prepayments for land use rights	158,590
Intangible assets:
Trade name	40,580	Indefinite
Cooperative agreement	81,173	10.3
Goodwill	178,180

Total assets acquired	871,987
Deferred revenue	(68,729)
Short-term and long-term borrowings	(170,000)
Termination liability	(22,135)
Other liabilities assumed	(100,840)
Deferred tax liability	(60,223)

Total	450,060

In connection with the acquisition agreement, the Group has entered into the following key arrangements:

The Group entered into a contingent refundable arrangement with the seller of SIWA Future Holding, whereby the seller agreed to refund a portion of the paid consideration to the Group should the acquired entity fail to meet certain minimum enrollment requirements in the first year after acquisition. As of the acquisition date, the Group estimated the fair value of the refundable consideration to be RMB 0 based on estimated probability of receiving such a refund. Hence, the Group did not record any refundable consideration. As of December 31, 2010, the Group had confirmed with the seller that no refund is required.

The Group assumed a termination liability in connection with the cooperation agreement entered into between SIWA Future Holding and Beiyou Daxue. Upon the end of the agreement period, Beiyou Daxue will be eligible for 35% of the undistributed net assets of Beijing Century College even though Beiyou Daxue has no equity interest in Beijing Century College. Should the Group decide to terminate the cooperative agreement prior to the end of the agreement, the Group is required to pay a RMB 40,000 termination penalty. As of the acquisition date, the Group estimated the liabilities to be RMB 22,135, after applying a discount rate of 5.94%. As of December 31, 2010, the Group recorded an accretion expense of RMB 1,174 in connection with this termination liability.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(14) SIWA Future Holding (Continued)

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the maximum total business tax liabilities, income tax liabilities and social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB 12,312 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group calculated the amount of such indemnification it expects to receive based on SIWA Future Holding’s incurred business tax and income tax liabilities of past years and unpaid social welfare balances. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

If Beijing Century College fails to obtain the updated education license referred to above before the fifth anniversary of the effective date of the acquisition agreement, the seller has agreed to refund 100% of payments received from the Group together with an additional 10 percent interest. At the same time, the Group would be required to refund to the seller 37% of any tuition revenue received since January 1, 2009. The Group believes that Beijing Century College will be able to obtain the updated education license. As of December 31, 2010, there were no changes in the recognized amounts or range of outcomes for the contingent refundable arrangements.

Of the RMB 121,753 of acquired intangible assets, RMB 40,580 relates to trade names with indefinite lives that are not subject to amortization. The remaining amortizable intangible assets of RMB 81,173 have a useful life of 10.3 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments the various schools and colleges of SIWA Future Holding and the goodwill arising on its acquisition are classified within the Colleges and K-12 schools segments. The allocation of goodwill to the Colleges and K-12 schools segments is RMB 76,154 and RMB 102,026, respectively.

Revenue and income after tax of SIWA Future Holding from the date of acquisition to December 31, 2009 were RMB 152,922 and RMB 29,063, respectively, and these amounts have been included in the consolidated financial statements.

(15) Beijing Century Tutoring

On April 20, 2009, Ambow Shida acquired the 100% equity interest in Beijing Century Tutoring, an entity engaged in providing tutoring services. The Group believes the acquisition of Beijing Century Tutoring is an integral piece of the Group’s strategy to increase its market share of providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing Century Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 50,578 consisted of RMB 29,242 in cash consideration and RMB 21,336 in equity exchanged through the issuance of 856,461 ordinary shares. The RMB 29,242 of total cash consideration less cash acquired of RMB 1,047 resulted in a net cash outlay of RMB 28,195.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(15) Beijing Century Tutoring (Continued)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	1,047
Indemnifications from the seller	758
Prepaid and other current assets	3,110
Other non-current assets	8
Property and equipment	14
Intangible assets:
Trade name	12,500	Indefinite
Goodwill	43,362

Total assets acquired	60,799
Deferred revenue	(5,400)
Other liabilities assumed	(1,696)
Deferred tax liability	(3,125)

Total	50,578

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB 758 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

The RMB 12,500 of acquired intangible assets relates to a trade name with an indefinite life that is not subject to amortization. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Beijing Century Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment.

(16) Taishidian Holding

On August 8, 2009, Ambow Shida acquired a 70% equity interest in Taishidian Holding, an entity engaged in providing education services to college students. Taishidian Holding has established a wholly owned entity called Applied Technology College in cooperation with Soochow University. The Group believes the acquisition of Taishidian Holding is an integral piece of the Group’s strategy to increase the market shares in providing college services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Taishidian Holding and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 187,271 consisted of RMB 171,524 in cash consideration and RMB 15,747 in equity exchanged through the issuance of 538,596 ordinary shares on the acquisition. The RMB 171,524 of total cash consideration less cash acquired of RMB 7,370 resulted in a net cash outlay of RMB 164,154.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(16) Taishidian Holding (Continued)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	7,370
Restricted cash	10,000
Term deposits	200
Accounts receivable	273
Indemnifications from the seller	9,806
Prepaid and other current assets	34,286
Land use rights	104,330
Property and equipment	259,298
Intangible assets:
Cooperative agreement	17,580	10.0
Goodwill	81,714

Total assets acquired	524,857
Deferred revenue	(316)
Short-term and long-term borrowings	(191,500)
Other liabilities assumed	(86,645)
Deferred tax liability	(11,295)
Non-controlling interest	(47,830)

Total	187,271

The fair value of the non-controlling interest is based on significant inputs that are not observable in the market and thus represents Level 3 measurements as defined in SFAS 157. Key assumptions include:

(1)	discount rate of 23%;

(2)	a terminal value based on a multiple of approximately five times the annual EBITDA forecast five years after the acquisition date;

(3)	financial multiples of companies deemed to be similar to the acquired schools; and

(4)	adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the non-controlling interest of the acquired schools.

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities (included within Other liabilities assumed) incurred prior to the acquisition date. As such, the Group has estimated the maximum income tax liabilities at the acquisition date to be RMB 9,806 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group calculated the amount of such indemnifications it expects to receive based on Taishidian Holding’s income tax liabilities of past years.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(16) Taishidian Holding (Continued)

The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

The RMB 17,580 was assigned to amortizable intangible assets that have a useful life of 10.0 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Taishidian Holding and the goodwill arising on its acquisition is included in the Colleges segment.

Revenue and income after tax of Taishidian Holding from the date of acquisition to December 31, 2009 was RMB 46,195 and RMB 4,201, respectively, and these amounts have been included in the consolidated financial statements.

(17) Changsha K-12

On August 31, 2009, Ambow Shida acquired the 100% equity interest in Changsha K-12, an entity engaged in providing K-12 education services for junior high and high school students. 30% of the equity interest was acquired contractually and such interest will be transferred to the Group in 25 years unconditionally. The Group believes the acquisition of Changsha K-12 is an integral piece of the Group’s strategy to increase the market shares in providing K-12 education services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Changsha K-12 and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 155,755 consisted of RMB 83,910 in cash consideration and RMB 71,845 in equity exchanged through the issuance of 2,457,272 ordinary shares. The RMB 83,910 of total cash consideration less cash acquired of RMB 12,801 resulted in a net cash outlay of RMB 71,109.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	12,801
Indemnifications from the seller	10
Prepaid and other current assets	27,070
Property and equipment	28,227
Intangible assets:
Trade name	29,400	Indefinite
Student population	15,270	15.0
Favorable lease	30,210	20.0
Goodwill	108,036

Total assets acquired	251,024
Deferred revenue	(42,401)
Other liabilities assumed	(34,486)
Deferred tax liability	(18,382)

Total	155,755

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(17) Changsha K-12 (Continued)

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the income tax liabilities (included within Other liabilities assumed) at the acquisition date to be RMB 10 and has recorded a corresponding asset for the indemnification from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnification from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnification from the seller continues to be recoverable. Of the RMB 74,880 of acquired intangible assets, RMB 29,400 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB 45,480 have a useful life of 18.3 years. No value was assigned to the 30% of equity interest acquired contractually that will be transferred to the Group in 25 years unconditionally without providing any additional consideration. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Changsha K-12 and the goodwill arising on its acquisition are classified within the K-12 schools segment.

Revenue and income after tax of Changsha K-12 from the date of acquisition to December 31, 2009 was RMB 32,466 and RMB 11,169, respectively, and these amounts have been included in the consolidated financial statements.

(18) Beijing IT Career Enhancement

On September 2, 2009, Ambow Kunshan acquired the 100% equity interest in Beijing IT Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Beijing IT Career Enhancement is an integral piece of the Group’s strategy to increase the market shares in providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing IT Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 35,401 consisted of RMB 19,402 in cash consideration and RMB 15,999 in equity exchanged through the issuance of 547,400 ordinary shares. The RMB 19,402 of total cash consideration less cash acquired of RMB 1,292 resulted in a net cash outlay of RMB 18,110.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(18) Beijing IT Career Enhancement (Continued)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	1,292
Accounts receivable	439
Indemnifications from the seller	833
Prepaid and other current assets	105
Property and equipment	186
Intangible assets:
Trade name	8,070	Indefinite
Customer relationship	2,120	4.3
Goodwill	27,652

Total assets acquired	40,697
Deferred revenue	(438)
Other liabilities assumed	(2,446)
Deferred tax liability	(2,412)

Total	35,401

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB 833 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB 10,190 of acquired intangible assets, RMB 8,070 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB 2,120 have a useful life of 4.3 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Beijing IT Career Enhancement and the goodwill arising in its acquisition are classified within the Career Enhancement segment.

(19) Suzhou Career Enhancement

On September 24, 2009, Ambow Kunshan acquired the 100% equity interest in Suzhou Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Suzhou Career Enhancement is an integral piece of the Group’s strategy to increase the market shares in providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Suzhou Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price is RMB 7,920. The RMB 7,920 of total cash consideration less cash acquired of RMB 2,027 resulted in a net cash outlay of RMB 5,893.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(19) Suzhou Career Enhancement (Continued)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

RMB
Cash and cash equivalents	2,027
Accounts receivable	529
Prepaid and other current assets	50
Other non-current assets	960
Property and equipment	147
Goodwill	4,317

Total assets acquired	8,030
Other liabilities assumed	(110)

Total	7,920

In accordance with the acquisition agreement, the seller agreed to indemnify the Company against certain liabilities incurred prior to the acquisition date. At the acquisition date and as of December 31, 2010 the Group has estimated that no such liabilities existed.

Goodwill is not tax deductible for tax purposes. For the purpose of presenting operating segments, Suzhou Career Enhancement and the goodwill arising on its acquisition are classified within the career enhancement segment.

(20) Shenyang K-12

On September 30, 2009, Ambow Shida acquired a 90% equity interest in Shenyang K-12, an entity engaged in providing K-12 education services for junior high and high school students. The Group believes the acquisition of Shenyang K-12 is an integral piece of the Group’s strategy to increase the market share in providing K-12 education services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Shenyang K-12 and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 108,968 consisted of RMB 59,760 in cash consideration and RMB 49,208 in equity exchanged through the issuance of 1,679,656 ordinary shares. The RMB 59,760 of total cash consideration less cash acquired of RMB 404 resulted in a net cash outlay of RMB 59,356.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(20) Shenyang K-12 (Continued)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	404
Indemnifications from the seller	44
Prepaid and other current assets	38,818
Property and equipment	5,786
Intangible assets:
Trade name	27,390	Indefinite
Student population	2,190	5.9
Favorable lease	32,100	20.0
Goodwill	64,535

Total assets acquired	171,267
Deferred revenue	(30,629)
Other liabilities assumed	(7,411)
Deferred tax liability	(15,399)
Non-controlling interest	(8,860)

Total	108,968

In December 2009, Ambow and the original shareholder of Shenyang K-12 signed supplemental agreements to reduce the total consideration of Shenyang K-12. Total consideration was revised down by RMB 29,620 which consisted of RMB 16,200 in cash consideration and RMB 13,420 in equity exchanged through the reduction of 458,088 ordinary shares. The change in total consideration arose due to new information identified subsequent to the acquisition date that affected the determination of the total consideration. Since the new information related to circumstances existing as of the acquisition date, this has been accounted for as a measurement period adjustment and reduces goodwill in the measurement period. This directly revised down the amount of goodwill from RMB 64,535 to RMB 34,915.

As of December 31, 2009, 1,221,568 ordinary shares due to the seller of Shenyang K-12 had not been issued and were subsequently issued in February 2010. The fair value of these outstanding shares has been reflected in Additional Paid-In Capital at the acquisition date.

The fair value of the non-controlling interest is based on significant inputs that are not observable in the market and thus represents Level 3 measurements as defined in SFAS 157. Key assumptions include:

(1)	discount rate of 23%;

(2)	a terminal value based on a multiple of approximately five times the annual EBITDA forecast five years after the acquisition date;

(3)	financial multiples of companies deemed to be similar to the acquired schools; and

(4)	adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the non-controlling interest of the acquired schools.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(20) Shenyang K-12 (Continued)

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated income tax liabilities (include above within Other liabilities assumed) at the acquisition date to be RMB 44 and has recorded a corresponding asset for the indemnification from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnification from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnification from the seller continue to be recoverable.

Of the RMB 61,680 of acquired intangible assets, RMB 27,390 was assigned to a trade name that is not subject to amortization. The remaining amortizable intangible assets of RMB 34,290 have a useful life of 19.1 years.

Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Shenyang K-12 and the goodwill arising on its acquisition are classified within the K-12 schools segment.

(21) Changsha Career Enhancement

On September 30, 2009, Ambow Shanghai acquired the 100% equity interest in Changsha Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Changsha Career Enhancement is an integral piece of the Group’s strategy to increase the market share in providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Changsha Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 86,777 consisted of RMB 47,525 in cash consideration and RMB 39,252 in equity exchanged through the issuance of 1,339,837 ordinary shares. The RMB 47,525 of total cash consideration less cash acquired of RMB 7,637 resulted in a net cash outlay of RMB 39,888.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	7,637
Prepaid and other current assets	4,172
Indemnifications from the seller	1,702
Other non-current assets	590
Property and equipment	4,740
Intangible assets:
Trade name	21,200	Indefinite
Student population	5,290	2.8
Goodwill	67,216

Total assets acquired	112,547
Deferred revenue	(16,246)
Other liabilities assumed	(3,592)
Deferred tax liability	(5,932)

Total	86,777

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(21) Changsha Career Enhancement (Continued)

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB 1,702 and has recorded a corresponding asset for the indemnification from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnification from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnification from the seller continue to be recoverable.

Of the RMB 26,490 of acquired intangible assets, RMB 21,200 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB 5,290 have a useful life of 2.8 years. Goodwill is not tax deductible for tax purpose. For the purposes of presenting operating segments, Changsha Career Enhancement and the goodwill arising on its acquisition are classified within the career enhancement segment.

(22) Beijing JY Tutoring

On September 30, 2009, Ambow Sihua acquired the 100% equity interest in Beijing JY Tutoring, an entity engaged in providing after-school tutoring services for junior high and high school students. The Group believes the acquisition of Beijing JY Tutoring is an integral piece of the Group’s strategy to increase its market shares in providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing JY Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 123,008 consisted of RMB 79,979 in cash consideration and RMB 43,029 in equity exchanged through the issuance of 1,468,744 ordinary shares. The RMB 79,979 of total cash consideration less cash acquired of RMB 305 resulted in a net cash outlay of RMB 79,674.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	305
Accounts receivable	50,140
Prepaid and other current assets	5,581
Other non-current assets	53
Property and equipment	519
Intangible assets:
Trade name	36,380	Indefinite
Student population	5,150	5.3
Goodwill	99,900

Total assets acquired	198,028
Deferred revenue	(63,764)
Other liabilities assumed	(1,000)
Deferred tax liability	(10,256)

Total	123,008

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(22) Beijing JY Tutoring (Continued)

In accordance with the acquisition agreement, the seller agreed to indemnify the Company against certain liabilities incurred prior to the acquisition date. At the acquisition date and as of December 31, 2010, the Group has estimated that no such liabilities existed.

Of the RMB 41,530 of acquired intangible assets, RMB 36,380 was assigned to a trade name that is not subject to amortization. The remaining amortizable intangible assets of RMB 5,150 have a useful life of 5.3 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Beijing JY Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment.

(23) Guangzhou DP Tutoring

On October 9, 2009, Ambow Sihua acquired the 100% equity interest in Guangzhou DP Tutoring, an entity engaged in providing tutoring services for kindergarten and primary school students. The Group believes the acquisition of Guangzhou DP Tutoring is an integral piece of the Group’s strategy to increase the market share in providing tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Guangzhou DP Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 60,800 consisted of RMB 39,191 in cash consideration and RMB 21,609 in equity exchanged through the issuance of 737,709 ordinary shares. The RMB 39,191 of total cash consideration less cash acquired of RMB 137 resulted in a net cash outlay of RMB 39,054.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	137
Indemnifications from the seller	5,010
Prepaid and other current assets	4,733
Property and equipment	171
Intangible assets:
Trade name	14,970	Indefinite
Student population	1,760	2.9
Goodwill	47,804

Total assets acquired	74,585
Other liabilities assumed	(9,602)
Deferred tax liability	(4,183)

Total	60,800

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities, income tax liabilities and social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB 5,010 and has recorded a corresponding asset for the indemnifications from the seller as of the

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	ACQUISITIONS (CONTINUED)

(23) Guangzhou DP Tutoring (Continued)

acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2010, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB 16,730 of acquired intangible assets, RMB 14,970 was assigned to a trade name that is not subject to amortization. The remaining amortizable intangible assets of RMB 1,760 have a useful life of 2.9 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Guangzhou DP Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment.

The aggregate revenue and income after tax of Tianjin Tutoring, Shanghai Career Enhancement, Guangzhou HP Tutoring, Beijing Century Tutoring, Beijing IT Career Enhancement, Suzhou Career Enhancement, Shenyang K-12, Changsha Career Enhancement, Beijing JY Tutoring and Guangzhou DP Tutoring from their date of acquisition to December 31, 2009 was RMB 136,849 and RMB 26,203, respectively, and these amounts have been included in the consolidated financial statements.

(24) Zhenjiang K-12

On August 31, 2008, Ambow Sihua entered into a cooperation agreement with the Zhenjiang Education Investment Centre and acquired the rights to run Zhenjiang K-12, and to use the schools’ buildings and facilities for 12 years. Zhenjiang K-12 is an education institution that provides services to junior high and high school students. This acquisition is an integral piece of the Group’s strategy to build a network of private schools that can leverage the Group’s experience of delivering education services. In accordance with the agreement, the Group will retain any net profits earned during the contractual period. The aggregate consideration for the cooperative agreement was RMB 50,000, of which RMB 45,000 had been paid as of December 31, 2009. The remaining RMB 5,000 should be paid by July 2013. Any fixed asset investment in the schools made by Ambow can be offset against the final payment, subject to the Zhenjiang Education Investment Centre’s approval. The Group accounted for the purchase of the cooperative rights as a lease, and recorded the initial payments as a prepayment of an operating lease. The Group recognized lease expenses of RMB 1,389 and RMB 4,167 for the year ended December 31, 2008 and 2009, respectively.

23.	NON-CONTROLLING INTERESTS

The Group’s majority-owned subsidiaries which are consolidated in Group’s financial statements but with non controlling interest recognized are Shenyang K-12 and Taishidian Holding. As of December 31, 2010, the Group recognized a non-controlling interest in the consolidated statements of operations to reflect the 10% and 30% economic interest in Shenyang K-12 and Taishidian Holding, respectively, that is attributable to the shareholders other than the Group.

24.	FAIR VALUE MEASUREMENTS

At the beginning of the 2008 fiscal year, the Group adopted ASC Topic 820, Fair Value Measurements and Disclosures. ASC Topic 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosure requirements for fair value measurements. The Group’s initial adoption of ASC Topic 820 was limited to its fair value measurements

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

24.	FAIR VALUE MEASUREMENTS (CONTINUED)

of financial assets and financial liabilities, as permitted by ASC Topic 820. At the beginning of the 2009 fiscal year, the Group adopted ASC Topic 820 for the remainder of the Group’s fair value measurements. The implementation of the fair value measurement guidance of ASC Topic 820 did not result in any material changes to the carrying values of the Group’s assets and liabilities.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Group is responsible for determining the fair value of equity issued, assets acquired, liabilities assumed and intangibles identified as of the acquisition date and considered a number of factors including valuations from Marsh (Beijing) Risk Consulting Company Limited, an independent appraiser.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates. The following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that are measured and reported at fair value on a recurring basis:

Term deposits. At December 31, 2010, the Group’s term deposits consist of bank deposits with original maturity of three to twelve months. The Group’s term deposits are valued using observable inputs that reflect quoted prices for similar securities with identical characteristics, therefore considered Level 1 valuation techniques.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

24.	FAIR VALUE MEASUREMENTS (CONTINUED)

At December 31, 2009 and 2010, information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis was as follows:

	Total Fair Value and Carrying Value on Balance Sheet	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2009
Assets:
Cash and cash equivalents	409,926	409,926
Restricted cash	10,000	10,000
Term deposits	119,623	119,623

As of December 31, 2010
Assets:
Cash and cash equivalents	869,300	869,300
Restricted cash	-	-
Term deposits	59,200	59,200

25.	CONCENTRATIONS

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, accounts receivable, and advances to suppliers. The Group places its cash and cash equivalents and term deposits with financial institutions with high-credit ratings. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. To date, the Group has not experienced significant losses from uncollectible accounts. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts.

(a)	Major customers

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2009 and 2010.

(b)	Credit risk

A summary of the debtors who accounted for 10% or more of the Group’s consolidated accounts receivable, other receivable or amounts due from related parties was as follows:

	As of December 31,
Debtors	2009		2010
	RMB	%	RMB	%
Accounts receivable
School A	3,834	18%
Company B	2,350	11%
Company C			5,946	12%

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

25.	CONCENTRATIONS (CONTINUED)

(b)	Credit risk (Continued)

For the years ended December 31, 2009 and 2010, the Group collected fees for educational programs and services of RMB 384,635 and RMB 0, respectively through collection agents.

	As of December 31,
Debtors	2009		2010
	RMB	%	RMB	%
Other receivables
Company D	66,522	61%	72,444	16%
Company E	-	-	51,200	11%
Company F	-	-	51,000	11%

Amounts due from related parties
A company established by the director of SIWA Future Holding	92,071	40%	85,136	57%
Subsidiary of former shareholder of Shenyang K-12	29,350	13%	-	-
Former shareholder of Changsha K-12	28,566	12%
Former owner of Jinan Prosperous Resource Technology Co., Ltd			16,888	11%

Other non-current assets
Company D	51,801	56%	-	-

(c)	PRC Regulations

The Chinese market in which the Group operates exposes the Company to certain macroeconomic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to provide educational and career enhancement services through contractual arrangements in the PRC since this industry remains highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate the education industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, the status of properties leased for our operations and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

26.	SUBSEQUENT EVENTS

(1) New acquisitions

Since December 31, 2010, management has completed 5 acquisitions substantially, with a total acquisition consideration amounting to RMB 296,000. The following table summarizes the detailed information of these acquisitions.

Entities acquired since December 31, 2010	Date of acquisition	The percentage of voting equity interests	Acquisition consideration
			RMB
(a) Guangzhou Zhishan Education Technology Co., Ltd.	January 01, 2011	100%	100,000
(b) Jinan Wangrong Investment Consultant Co., Ltd.	January 05, 2011	100%	52,000
(c) Hebei Yuanlong Company Management Co., Ltd.	January 13, 2011	100%	93,000
(d) Chongqing Xiate Tech. development Co. Ltd.	January 21, 2011	100%	36,000
(e) Haidian Xin’ganxian Training School and Huairou Xin’ganxian Training School	March 10, 2011	100%	15,000

(2) Saleback of Guangzhou HP Tutoring

Following a review of the Group’s business strategy, management has initiated the sale of a small tutoring center in Guangzhou back to the center’s previous owner. The revenue of the tutoring center in 2010 was approximately RMB 8,840 (0.6% of the Group’s consolidated total revenue), with total assets of RMB 31,383 (0.7% of the Group’s consolidated total assets) as at December 31, 2010. The sale has not been concluded at the time of signing these financial statements. Management believes that the sale will not have a significant financial impact to the Group in 2011.

(3) Legal issues in 2011

In September 2010, Beijing Kaidi Chenguang Technology Development Co., Ltd., or Kaidi, initiated an action against Ambow Shida and Ambow Online in the Haidian District Court in Beijing, the People’s Republic of China, alleging copyright infringement related to our Core Ebopo English and Ebopo English products. Kaidi sought injunctive relief and damages in the amount of RMB 11.0 million. Ambow Shida and Ambow Online contested the claim, and Kaidi voluntarily withdrew its claims in December 2010 following a preliminary evidentiary hearing. In January 2011, Kaidi re-filed its claim for copyright infringement in the Haidian District Court in Beijing, the People’s Republic of China, against Ambow Shida and Ambow Online. Ambow Shida and Ambow Online contest the claim. The court held a preliminary evidentiary hearing in March 2011, and will hold a further evidentiary hearing or hearings on a date to be determined. The Company has assessed the facts of Kaidi’s claim, and is of the opinion that it is not probable that a loss will arise due to the claim. At this stage the amount of any potential loss, even if not probable, cannot be reasonably estimated.

In March 2011, Mintel Learning Technology, Inc. filed a complaint against the Company and our President and CEO, Dr. Jin Huang, in U.S. District Court for the Northern District of California, alleging a claim of trade secret misappropriation. The complaint, which has not been served on the Company or Dr. Huang, seeks injunctive relief and unspecified damages. The Company believes the claim will be without merit and we intend to defend ourselves vigorously.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

27.	ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENTS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC VIEs and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of certain percentages of the after-tax income or the increase in net assets for the year (as determined under accounting principles generally accepted in the PRC) should be set aside at each year end as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC VIEs and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances.

The condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries and VIEs.

The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Company’s condensed financial statements, its investments in subsidiaries are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries are reported as share of income from subsidiaries in the condensed financial statements.

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

As of December 31, 2009 and 2010, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
			Note 2(a)
ASSETS
Current assets:
Cash and cash equivalents	3,879	194,376	29,451
Accounts receivable, net	-	103	16
Amounts due from related parties	471,165	503,899	76,348
Prepaid expenses and other current assets	3,355	27,788	4,210

Total current assets	478,399	726,166	110,025

Non-current assets:
Intangible assets, net	600	738	112
Investment in subsidiaries	1,752,430	2,010,652	304,644

Total non-current assets	1,753,030	2,011,390	304,756

Total assets	2,231,429	2,737,556	414,781

LIABILITIES
Current liabilities:
Deferred revenue	-	6,623	1,003
Accounts payable	-	328	50
Accrued and other liabilities	198,135	50,654	7,672

Total current liabilities	198,135	57,605	8,725

Total liabilities	198,135	57,605	8,725

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
			Note 2(a)
Commitments and contingencies

MEZZANINE EQUITY
Series C convertible redeemable preferred shares (US$0.0001 par value; 23,387,381 shares authorized, issued and 23,387,381 and nil shares outstanding as of December 31, 2009 and 2010, respectively)	520,985	-	-
Series D convertible redeemable preferred shares (US$0.0001 par value; 29,835,966 shares authorized, 26,722,649 shares issued and 26,722,649 and nil shares outstanding as of December 31, 2009 and 2010, respectively)	767,162	-	-

SHAREHOLDERS’ EQUITY
Series A convertible preferred shares (US$0.0001 par value; 12,900,000 shares authorized, issued and 12,900,000 and nil shares outstanding, as of December 31, 2009 and 2010, respectively)	14,283	-	-
Series B convertible preferred shares (US$0.0001 par value; 18,335,715 shares authorized, issued and 17,745,522 and nil shares outstanding, as of December 31, 2009 and 2010, respectively)	96,667	-	-
Class A ordinary shares (US$0.0001 par value; nil and 1,000,000,000 shares authorized, nil and 21,354,414 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	-	14	2
Class B ordinary shares (US$0.0001 par value; 155,000,000 and 200,000,000 shares authorized, 44,999,663 and 121,212,562 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	35	87	13
Additional paid-in capital	616,473	2,463,238	373,218
Warrants	2,737	-	-
Retained earnings (Accumulated deficit)	(8,841)	212,431	32,187
Accumulated other comprehensive income	23,793	4,181	636

Total shareholders’ equity	745,147	2,679,951	406,056

Total liabilities, mezzanine equity and shareholders’ equity	2,231,429	2,737,556	414,781

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Statements of Operations

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				Note 2(a)
NET REVENUES
- Educational program and services	-	-	2,001	303
- Software products	-	-	-	-
Total net revenues	-	-	2,001	303
Cost of revenues	-	-	(11,878)	(1,800)
GROSS PROFIT:	-	-	(9,877)	(1,497)
Operating expenses:
Selling and marketing	(1,194)	(4,411)	(6,832)	(1,034)
General and administrative	(8,370)	(11,706)	(35,752)	(5,417)
Research and development	(426)	(480)	(981)	(149)

Total operating expenses	(9,990)	(16,597)	(43,565)	(6,600)

OPERATING LOSS	(9,990)	(16,597)	(53,442)	(8,097)
Share of income from subsidiaries	70,938	153,204	268,960	40,752
OTHER INCOME (EXPENSE)
Interest income, net	6,587	1,629	514	78
Foreign exchange losses, net	(175)	-	-	-

NET INCOME	67,360	138,236	216,032	32,733

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial Information of Parent Company

Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				Note 2(a)
Cash flows from operating activities	(469,632)	(467,126)	(257,026)	(38,943)
Cash flows from investing activities	-	-	-	-
Cash flows from financing activities	700,041	-	-	-
Proceeds from issuance of ordinary shares, net of expenses	-	-	447,628	67,822
Effects of exchange rate changes on cash and cash equivalents	(11,850)	(403)	(105)	(16)
Net change in cash and cash equivalents	218,559	(467,529)	190,497	28,863
Cash and cash equivalents at beginning of year	252,849	471,408	3,879	588

Cash and cash equivalents at end of year	471,408	3,879	194,376	29,451

Supplemental disclosure of cash flow information	-	-	-	-

Supplemental disclosure of non-cash investing and financing activities
Conversion of Series A convertible redeemable preferred shares into ordinary shares	-	-	14,283	2,164
Conversion of Series B convertible redeemable preferred shares into ordinary shares	-	-	96,667	14,647
Conversion of Series C convertible redeemable preferred shares into ordinary shares	-	-	579,490	87,802
Conversion of Series D convertible redeemable preferred shares into ordinary shares	-	-	792,502	120,076
Issuance of ordinary shares for purchases of subsidiaries	161,960	414,027	-	-
Issuance of ordinary shares upon exercise of warrants	-	-	2,737	415