Form 20-F
period 2011-12-31
Ambow Education Holding Ltd.
filed 2012-05-29
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2011

OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	Shell Company Report pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of the event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

Gareth Kung, Chief Financial Officer

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District, Beijing

100088

People’s Republic of China

Telephone: +86 (10) 6206-8007

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

49,088,096 Class A Ordinary Shares and 95,392,968 Class B Ordinary Shares, par value $0.0001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

CONVENTIONS THAT APPLY IN THIS ANNUAL REPORT ON FORM 20-F

Except where the context requires otherwise and for purposes of this annual report only:

•                  “ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs.

•                  “Ambow,” “we,” “us” or “our” refer to Ambow Education Holding Ltd. and its subsidiaries and, in the context of describing our operations and consolidated financial data, also include our VIEs and their respective subsidiaries.

•                  “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Hong Kong, Macau and Taiwan.

•                  “GaoKao” refers to university entrance exams administered in China.

•                  “IPO” refers to the initial public offering of our ADSs.

•                  “RMB” or “Renminbi” refers to the legal currency of China.

•                  “U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.

•                  “VIEs” refers to our variable interest entities, which are certain domestic PRC companies in which we do not have direct or controlling equity interests but whose historical financial results have been consolidated in our financial statements in accordance with U.S. GAAP.

•                  “ZhongKao” refers to senior high school entrance exams administered in China.

•                  “$”, “US$” or “U.S. dollars” refers to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

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

•                  Risks associated with opening new learning centers and other strategic plans;

•                  Our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•                  The impact on our business and results of operations arising from the defects in our real properties;

•                  Our planned capital expenditures in 2012;

•                  Our plan to make significant expenditures to create and maintain our positive brand awareness and brand loyalty;

•                  Our ability to manage growth; and

•                  Economic and business conditions in China.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the information under “Item 3.D Key Information—Risk Factors” and elsewhere in this annual report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

Item 1.           Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

A.                                    Selected Financial Data

The selected consolidated financial data presented below for the three years ended December 31, 2009, 2010 and 2011 and as of December 31, 2010 and 2011 is derived from our audited consolidated financial statements included elsewhere in this annual report, which were prepared in accordance with U.S. GAAP.  The selected consolidated financial data presented below for the years ended December 31, 2007 and 2008, and as of December 31, 2007, 2008 and 2009 is derived from our unaudited consolidated financial statements for those years that are not included in this annual report (which are unaudited as they have been revised from previously issued audited financial statements to reflect the classification of discontinued operations as a separate line item in the income statement), which were prepared in accordance with U.S. GAAP.

We have completed a number of acquisitions since January 1, 2008, including 7 acquisitions in 2011.  We also disposed of several companies in December 2011 as well as initiated the disposal process for a college and K-12 school in December 2011. This has affected period-to-period comparisons of our selected consolidated financial data. The results presented in our financial statements reflect all of our continuing operations since January 1, 2007 or the subsequent date of acquisition. Any entities disposed of or in the process of being disposed of in December 2011 have been classified as discontinued operations, where applicable, and their financial results, together with any gain/loss arising on disposal, are reflected as a single line item below Income from Continuing Operations, for all periods presented, except for Beijing 21st Century International School, whose financial results were included as part of continuing operations because the Company will have significant continuing involvement with the school following the completion of the planned disposal.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Consolidated Statement of Operations Data:
NET REVENUES:
Educational programs and services	317,854	451,115	613,611	1,002,458	1,321,141	209,908
Software products	1,077	38,826	123,104	214,663	348,071	55,303

Total net revenues	318,931	489,941	736,715	1,217,121	1,669,212	265,211
Cost of revenues	(205,619)	(319,536)	(356,842)	(526,804)	(715,332)	(113,655)

GROSS PROFIT	113,312	170,405	379,873	690,317	953,880	151,556

Operating expenses:
Selling and marketing (1)	(19,600)	(39,649)	(127,688)	(235,683)	(353,425)	(56,154)
General and administrative (1)	(33,828)	(52,747)	(136,466)	(220,602)	(329,913)	(52,418)
Research and development (1)	(3,754)	(11,696)	(16,968)	(27,553)	(39,541)	(6,282)
Impairment loss from continuing operations (1)	—	—	—	—	(25,336)	(4,025)

Total operating expenses	(57,182)	(104,092)	(281,122)	(483,838)	(748,215)	(118,879)

OPERATING INCOME	56,130	66,313	98,751	206,479	205,665	32,677

OTHER INCOME (EXPENSE)	(11,315)	5,577	(4,130)	(12,140)	(27,634)	(4,391)

INCOME BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	44,815	71,890	94,621	194,339	178,031	28,286
Income tax expense	(10,578)	(7,629)	(2,772)	(37,635)	(42,231)	(6,710)

INCOME FROM CONTINUING OPERATIONS	34,237	64,261	91,849	156,704	135,800	21,576
Income(loss) from and (loss) on sale of discontinued operations, net of income tax	—	3,099	46,172	54,995	(119,581)	(19,000)

	For the Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
NET INCOME	34,237	67,360	138,021	211,699	16,219	2,576
Non-controlling interest		—	215	4,333	4,966	789

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	34,237	67,360	138,236	216,032	21,185	3,365
Preferred shares redemption value accretion	(1,407)	(67,768)	(157,877)	(94,209)	—	—
Allocation of net income to participating preferred shareholders	(20,837)	(53,949)	(93,611)	(55,534)	—	—

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	11,993	(54,357)	(113,252)	66,289	21,185	3,365

Net income (loss) from continuing operations per ordinary share: (2)
Basic	0.75	(2.49)	(4.07)	0.13	0.98	0.16
Diluted	0.33	(2.49)	(4.07)	0.14	0.94	0.15

Net income (loss) from discontinued operations per ordinary share: (2)
Basic	0.00	0.13	1.18	0.64	(0.84)	(0.13)
Diluted	0.00	0.13	1.18	0.49	(0.79)	(0.13)

Net income (loss) from continuing operations per ADS: (2)
Basic	1.50	(4.99)	(8.14)	0.26	1.96	0.32
Diluted	0.66	(4.99)	(8.14)	0.28	1.88	0.30
Net income (loss) from discontinued operations per ADS: (2)
Basic	0.00	0.27	2.36	1.29	(1.67)	(0.27)
Diluted	0.00	0.27	2.36	0.98	(1.59)	(0.25)

Weighted average shares used in calculating net income (loss) per share (2)
Basic	16,031,507	23,038,853	39,193,092	85,551,412	142,939,038	142,939,038
Diluted	37,622,476	23,038,853	39,193,092	112,122,045	150,432,812	150,432,812

(1)          Share-based compensation expense included in:

	For the Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Selling and marketing	623	1,194	4,411	7,204	7,286	1,158
General and administrative	4,175	8,370	8,640	26,029	25,220	4,007
Research and development	353	426	480	981	842	134

(2)          Basic and diluted net income from continuing operations per ordinary share is computed by dividing net income from continuing operations adjusted for the impact of any accretion/allocation of income relating to preferred shareholders by the weighted average number of shares outstanding for the period. Basic and diluted net income (loss) from discontinued operations per ordinary share is computed by dividing net income/(loss) from discontinued operations by the weighted average number of shares outstanding for the period. The potentially dilutive warrants, preferred shares and options were excluded from the calculation of diluted net income (loss) from continuing/discontinued operations per share in those periods where their inclusion would be anti-dilutive.

	As of December 31,
	2007	2008	2009	2010	2011	2011
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	416,094	778,824	409,926	869,300	470,682	74,784
Total current assets	1,006,011	1,578,712	1,133,515	1,663,782	1,669,505	265,258
Total assets	1,012,335	1,993,884	3,672,394	4,238,497	4,720,627	750,032
Total current liabilities	475,104	502,738	1,131,901	1,071,402	1,449,737	230,339
Total liabilities	475,104	525,626	1,582,625	1,505,504	1,954,164	310,485
Mezzanine equity	387,757	1,131,408	1,288,147	—	—	—
Total shareholders’ equity	149,474	336,850	801,622	2,732,993	2,766,463	439,547

	For the Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by/(used in) operating activities	88,613	(63,630)	523,094	456,914	296,705	47,142
Net cash used in investing activities	(118,430)	(261,831)	(802,365)	(392,364)	(494,558)	(78,577)
Net cash provided by/(used in) financing activities	388,754	700,041	(86,500)	406,598	(46,216)	(7,343)
Cash and cash equivalents included in assets held for sale	—	—	—	—	(139,099)	(22,101)

Exchange Rates

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at the noon buying rate on December 30, 2011, which was RMB 6.2939 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On May 18, 2012, the daily exchange rate reported by the Federal Reserve Board was RMB6.3245 to US$1.00.

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

	Exchange Rate
Period	Period End	Average (1)	Low (2)	High (2)
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7653	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
October	6.3547	6.3710	6.3534	6.3825
November	6.3765	6.3564	6.3400	6.3839
December	6.2939	6.3482	6.2939	6.3733
2012
January	6.3080	6.3119	6.2940	6.3330
February	6.2935	6.2997	6.2935	6.3120
March	6.2975	6.3125	6.2975	6.3315
April	6.2790	6.3043	6.2790	6.3150
May (through May 18, 2012)	6.3245	6.3133	6.3052	6.3247

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

The success of our business largely depends on the number of student enrollments in our programs and the amount of course fees that our students are willing to pay. Therefore, our ability to continue to attract students to enroll in our programs without a significant decrease in course fees is critical to the continued success and growth of our business. This will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. Our college is subject to the government imposed annual enrollment quota limit. If we were to violate requirements to which we are subject the Chinese Ministry of Education, or the MOE, could reduce the annual enrollment quota at our college or restrict the programs we offer at our college or the methods by which we recruit new students. If we are unable to continue to attract students to enroll in our programs without a significant decrease in course fees, our net revenues may decline and we may not be able to maintain profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

If we are not able to continue to attract and retain qualified education professionals, we may not be able to maintain consistent teaching quality throughout our school and learning center network and our brand, business and results of operations may be materially and adversely affected.

Our education professionals are critical to maintaining the quality of our services, software products and programs, and maintaining our brand and reputation, as they interact with our students on a regular basis. We must continue to attract qualified education professionals who have a strong command of the subject areas to be taught and meet our qualifications. There are a limited number of education professionals in China with the necessary experience to satisfy our qualifications, and we must provide competitive compensation packages to attract and retain qualified teachers and tutors. Some of our education professionals are teachers of public schools that are working at our tutoring centers on a part-time basis. Paid tutoring by teachers of public schools has received more regulatory scrutiny recently. Some of the provinces and cities where we have substantial business operations, such as Beijing, Tianjin, Chengdu, Jiangsu, Hunan and Hubei have promulgated local regulations prohibiting teachers of public schools from teaching, on a part-time basis, at private schools during the work week or at any time. We believe that some of our teachers also work in public schools. If these education professionals choose to leave, or are forced to leave, our learning centers to comply with relevant local regulations, we will need to seek new teachers to replace them which we cannot assure you that we will be able to do at a reasonable cost or at all. If these regulations become the trend and are adopted in more provinces and cities or become more restrictive, we may need to seek additional new teachers in more places, which will further increase the difficulty of our recruiting efforts. While none of the existing local regulations impose any penalty on private schools like ours for hiring teachers who also teach at public schools, we cannot assure you that such regulations will not be adopted in the future. In addition, we may not be able to hire and retain enough qualified education professionals to keep pace with our anticipated growth or at acceptable costs while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. Shortages of qualified education professionals, or decreases in the quality of our instruction, whether actual or perceived in one or more of our markets, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. Further, our inability to retain our education professionals may hurt the brands we are trying to develop, and retaining qualified teachers at additional costs may have a material adverse effect on our business and results of operations.

Failure to effectively and efficiently manage the expansion of our service network may materially and adversely affect our ability to capitalize on new business opportunities.

We plan to expand our operations primarily through organic growth, which may result in substantial demands on our management personnel as well as our financial, operational, administrative, technological and other resources. Opening new tutoring and career enhancement centers requires us to incur substantial pre-opening costs and we may incur losses during the initial ramp-up stage since we incur rent, salary and other operating expenses for new learning centers regardless of any revenues we may generate.  We expect that the fixed costs and other increased operating expenses that would result from opening new centers would exceed the revenue generated from those new centers during their initial establishment period. Consequently, if we open a significant number of new tutoring and career enhancement centers, our profit margins will decline substantially, at least in the near term, until such time as the new centers generate sufficient revenue to offset their fixed costs and other increased operating expenses.  Furthermore, the expansion of our programs, services and geographic locations may not succeed due to competition, failure to efficiently market our new centers and maintain their quality and consistency, or other factors.  We cannot assure you that we will be able to successfully integrate new learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our future financial condition and results of operations.  However, if we fail to expand our business in a timely fashion, we may lose market share and revenue and our future growth could be limited.

Our business depends on the strength of our brands in the marketplace. We may not be able to retain existing students or attract new students if we cannot continue to use, protect and enhance our brands successfully in the marketplace.

Our operational and financial performance and the successful growth of our business are highly dependent on market awareness of our “Ambow” brand and the regional brands that we have acquired. We believe that maintaining and enhancing the “Ambow” brand is critical to maintaining and enhancing our competitive advantage and growing our business. In order to retain existing students and attract new students, we plan to continue to make significant expenditures to create and maintain our positive brand awareness and brand loyalty. The diverse set of services and products that we offer to K-12 students, college students and other adults throughout many provinces in China places significant demands on us to maintain the consistency and quality of our services and products to ensure that our brands do not suffer from any actual or perceived decrease in the quality of our services and products. As we continue to grow in size, expand our services and products and extend our geographical reach, maintaining the quality and consistency of our services and products may be more difficult. Any negative publicity about our services, products, schools or learning centers, regardless of its veracity, could harm our brand image and have a material adverse effect on our business and results of operations.

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

We have completed a number of acquisitions, which involve risks and uncertainties, and if we don’t manage those risks well, it may harm our business.

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

In particular, while we have performed due diligence on each entity that we acquired before the acquisition, some of the acquired entities did not maintain their historical documents and records properly and a substantial amount of such documents and records were unavailable for our review. As such, there may be hidden liabilities and risks relating to the business and operation of such acquired entities that we failed to identify before the acquisition and of which we are still unaware. If any such hidden liability is found or any such risk materializes in the future, we may not have any remedy against the sellers and may have to assume the liabilities and losses as a result.

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

We may not successfully integrate our operations and the operations of entities we acquire in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of the acquisitions to the extent, or in the timeframe, anticipated, which would have a material adverse effect on our results of operations.  In the last quarter of 2011, we disposed four tutoring and career enhancement subdivisions and initiated the disposal of Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co. and Beijing 21st Century International School.  In connection with these disposals, the Company recorded a total impairment loss of RMB152.6 million (US$24.2 million). This is done to sharpen our focus on the organic growth and business portfolio with stronger performance, greater capital efficiency and better asset turnover.

Our results of operations may fluctuate, which makes our financial results difficult to forecast, and could cause our results to fall short of expectations.

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. Our net revenues grew from RMB736.7 million in 2009 to RMB1,217.1 million in 2010 to RMB1,669.2 million (US$265.2 million) in 2011. Such growth may not be sustainable or indicative of our future results.  In addition, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

•                  The mix of our net revenues across our operating segments;

•                  The increase of costs associated with our strategic expansion plans;

•                  The revenue and gross margin profiles of our acquisitions in a given period;

•                  Our ability to successfully integrate our acquisitions and the timing of our post-integration activities;

•                  Our ability to reduce our costs as a percentage of our net revenues;

•                  Increased competition; and

•                  Our ability to manage our financial resources, including administration of bank loans and bank accounts.

As a result of these and other factors, we may not sustain our past growth rates in future periods, and we may not sustain profitability on a quarterly or annual basis in the future.

Our business depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team and, in particular, upon our retaining the services of our founder, Chairman and Chief Executive Officer, Dr. Jin Huang. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students, key professionals and staff members. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future, which could have a material adverse effect on our business and results of operations.

Changes in our management may cause uncertainty in, or be disruptive to, our business.

We experienced certain changes in our senior management during 2011. Our Chief Financial Officer was appointed in December 2011, and we appointed a Chief Strategy Officer in November 2011. Although we will endeavor to implement management transition in as non-disruptive a manner as possible, any such transition might impact our business, and give rise to uncertainty among our customers, investors, vendors, employees and others concerning our future direction and performance. This could affect our business, financial condition, results of operations and cash flows, and our ability to execute our business model could be impaired.

The growth of our business is in part dependent on our relationships with our distributors and corporate partners. If we were to lose these relationships, or the benefits we derive from these relationships were to diminish, our growth rates and our business would be harmed.

We rely on our distributors and corporate partners to help drive our net revenues and profitability growth rates. We sell to distributors who then distribute our educational services and software products throughout China to additional schools and students and to expand our geographic reach to areas where we do not have a direct presence. Some of our distributors are small companies with limited resources and track records and there can be no assurance that they will be able to continue their operations or succeed in selling our products. If these distributors are unable to continue their operations or sell our products, we may be required to identify new distributors which may divert management resources from other matters and otherwise interrupt our sales cycle. We also have partnerships, both directly and through our distributors, with a number of K-12 schools and universities throughout China. We sell our services and software products to the students in these schools and universities and also teach students in our tutoring centers and career enhancement centers who are enrolled in these schools and universities. We have developed a number of strategic partnerships with significant national and multinational corporations who are expanding the business they do in China, including Cisco Systems, Inc., The McGraw-Hill Companies, Inc., Oracle (China) Software Systems Co. Ltd, Microsoft (China) Company Limited, Lenovo and Adobe Creative University. We derive both direct benefits, such as expanding and improving the curriculum in our career enhancement centers and helping to attract additional students to these centers, and indirect benefits, such as strengthening the Ambow brand, from these partnerships. If our relationships with any of these partners and distributors were to be damaged or lost, or the benefits we derive from these relationships were to be diminished, whether by our own actions, actions of one or more governmental entities or actions of our competitors, our growth rates and our business would be harmed.

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

A substantial majority of the net revenues generated in our tutoring segment in the year ended December 31, 2011 were generated from tutoring services focused on preparing for ZhongKao and GaoKao. There have been changes in some areas in the way ZhongKao is administered. For example, beginning in 2010, Yunnan Province stopped administering ZhongKao. Instead, high schools will admit students based on a combination of a comprehensive evaluation of the students’ aptitude (provided by their middle schools) and the students’ middle school academic performance. To ensure the success of the educational reform and cultivate students’ comprehensive abilities, Yunnan Province also prohibits subject competitions in elementary and middle schools, including Olympic math competitions, and standardizes admission policies regarding adding points to middle school test scores based on a student’s extracurricular activities. As for GaoKao, some top universities such as Peking University have been allowed to recruit students through independently administered tests and admission procedures in recent years. The candidates still need to take GaoKao and their scores in GaoKao may not be lower than certain thresholds, but such GaoKao scores will not be the sole determining factor in the admission process. Students admitted in this manner generally should not exceed 5% of the annual enrollment quotas of these universities as approved by the MOE. In 2009, 76 universities and colleges were allowed to recruit students through independently administered tests and admission procedures according to a notice promulgated by the MOE on December 12, 2008. The number of such universities and colleges increased to 80 in 2011 and may increase further in the future. To the extent ZhongKao, or even GaoKao, becomes less prevalent throughout China, our business and results of operations may be materially adversely affected.

If we are unable to renew our existing loan facilities, or obtain new loans, at all or on terms that are acceptable to us, our growth pace will be impacted.

As of December 31, 2011, our total bank borrowings amounted to RMB180.6 million and our short-term bank loans outstanding totaled RMB118.1 million.  We may seek to obtain additional bank loans in the future. We cannot assure you that we will be able to roll over our existing bank facilities, or obtain new loans or credit facilities, at all or on terms that are acceptable to us. Our ability to obtain financing may be affected by our financial position and leverage, our credit rating and investor perception of the education industry, as well as by prevailing economic conditions and the cost of financing in general. In addition, factors beyond our control, such as recent global market and economic conditions and the tightening of credit markets may result in a diminished availability of financing and increased volatility in credit and equity markets, which may materially adversely affect our ability to secure financing at reasonable costs or at all.  As of the date of this annual report, all of our bank borrowing is from domestic banks in China.  During 2011, the People’s Bank of China (PBOC) significantly tightened liquidity among Chinese banks.  Although on December 5, 2011, the PBOC reduced the reserve requirement ratio for Chinese banks to 21 percent from a record high of 21.5 percent, we cannot assure you that the PBOC will not in the future take actions that may result in a tightening of the credit market in China.  Our ability to obtain bank loans from domestic Chinese banks will be significantly impacted by the PBOC’s policies, over which we have no control.  If we are unable to roll over our existing bank facilities or to obtain financing in the future on terms acceptable to us, our business operations and our growth plans would be materially harmed.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in service days and student enrollments. Historically, the number of days on which our students attend our courses is lower in the first and third quarters due to school closures for the celebration of the Chinese New Year and summer vacation. Because we recognize revenue in our K-12 schools and college segments based on the number of service days in the quarter, we expect our revenue in the first and third quarters to be negatively impacted. Our costs and expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments, service days and net revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow in our K-12 schools and college segments, these seasonal fluctuations may become more pronounced.

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

We may be exposed to infringement and misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards.

Third parties may initiate litigation against us alleging infringement upon their intellectual property rights. On May 13, 2009, the Intermediate Court in Beijing accepted a filing of an infringement claim by the Graduate Management Admission Council, or GMAC, regarding alleged copyright infringement arising from the unauthorized use of GMAT materials by Beijing Century Bosen Consulting Co., Ltd., or Beijing Century Tutoring, one of our tutoring centers. In November 2009, GMAC and Beijing Century Tutoring entered into a settlement agreement that provides, among other things, that Beijing Century Tutoring shall remove certain specified GMAT materials and hyperlinks from Beijing Century Tutoring’s website, and RMB0.5 million was paid by Beijing Century Tutoring to GMAC for damages and losses incurred by the alleged infringing acts.

In August 2010, Beijing Kaidi Morning Light Education and Technology Development Co., Ltd., or Kaidi, initiated an action against Ambow Shida and Ambow Online in the Haidian District Court in Beijing, the People’s Republic of China, alleging copyright infringement related to our Core Ebopo English and Ebopo English products. Kaidi applied to the court for an order that would require the defendants to stop the infringement, apologize publicly and pay the plaintiff damages in the amount of RMB 11,000,000.  Ambow Shida and Ambow Online replied to the accusation, and Kaidi voluntarily withdrew the lawsuit after the first hearing for the preliminary evidence. In December 2010, Kaidi re-filed its claim for copyright infringement in the Haidian District Court in Beijing, the People’s Republic of China, against Ambow Shida and Ambow Online. Ambow Shida and Ambow Online replied to the accusation.  The court held a hearing to review the preliminary evidence in March 2011 and adjourned the case.

In March 2011, Mintel Learning Technology, Inc. (“Mintel”) filed a complaint against Ambow Education Holding Ltd. (“Ambow”) and Ambow’s President and CEO, Dr. Jin Huang, in U.S. District Court for the Northern District of California, alleging a claim of trade secret misappropriation.  On January 6, 2012, the Court granted Ambow’s motion to dismiss the complaint for failure to state a claim.  In an amended complaint filed on January 12, 2012, Mintel dropped its claim against Dr. Huang.  Mintel maintained its claim against Ambow for trade secret misappropriation.  In an order dated March 8, 2012, the Court denied Ambow’s motion to dismiss the amended complaint.  On March 22, 2012, Ambow filed an answer to the complaint, denying Mintel’s claim.  The parties are currently engaged in the early stages of discovery.  Fact discovery will close on October 19, 2012, and expert discovery will close on December 14, 2012.  The last day for the parties to file dispositive motions is January 11, 2013.  The Court has set a preliminary pretrial conference for February 1, 2013.

Although we believe that these claims are not meritorious and intend to defend ourselves vigorously, in the event of a future successful claim of infringement or misappropriation and our failure or inability to develop non-infringing technology or license the infringed or misappropriated or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or misappropriated or similar technology, license fees could be substantial and may adversely affect our results of operations.

We rely heavily on our information systems, and if we fail to further develop our technologies, or if our systems, software, applications, database or source code contain “bugs” or other undetected errors, our operations may be seriously disrupted.

The successful development and maintenance of our systems, software, applications and database, such as our school management software and system, learning engine and student database, is critical to the attractiveness of our online and offline programs and the management of our business operations. In order to achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our technology. This may require us to acquire additional equipment and software and to develop new applications. In addition, our technology platform upon which our management systems and online programs operate, and our other databases, products, systems and source codes could contain undetected errors or “bugs” that could adversely affect their performance.

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

•                  Any infection by or spread of computer viruses.

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

Our legal right to lease certain properties could be challenged by property owners or other third parties, which may cause interruptions to business operations of the affected schools, tutoring centers, college and career enhancement centers and adversely affect our financial results.

We lease most of the premises used for the operation of our schools, tutoring centers, college and career enhancement centers. As a result, we are dependent on the property rights of these properties held by their owners to enable us to use the premises. We cannot assure you that all lessors of our leased business premises have the relevant land use right certificates or building ownership certificates of the premises they lease to us or otherwise have the right to lease the premises to us.

As of December 31, 2011, we were unable to acquire copies of title certificates of buildings from lessors or registration or approval from competent authorities for properties to be obtained by lessors accounting for approximately 318,573 square meters, or approximately 42.2 % of the premises we lease based on the aggregate of 754,221 square meters of space we lease for our tutoring centers, K-12 schools, career enhancement centers and college as of such date. These leased buildings with defects, which represent 32.7% of all of the buildings we lease and own, generally are used for classrooms and dormitories for our students. Of the buildings we lease with defects, buildings covering approximately 94,212 square meters for schools or learning center space are leased from public schools and such buildings are prohibited from being leased to private schools.

In 2011, our net revenues were RMB1,669.2 million (US$265.2 million). If we are forced to vacate the premises at the properties that have defects where we lease buildings that house our classrooms and dormitories, it could impact schools and learning centers that generate approximately 23.6% of our net revenues, of which there was approximately 20.9% of our net revenues in 2011 that were generated by sales of software products and were not reliant on our physical properties. We believe, however, that it is highly unlikely that we would be impacted by all or most of these defects at the same time across numerous locations in various jurisdictions where these properties are located, and we believe that we would be able to find alternative locations quickly without incurring significant additional expenses for most of these locations; therefore, we believe that any impact from these defects on our net revenues would be significantly smaller than 23.6%.

As of December 31, 2011, certain land leased separately from the buildings discussed above covering 366,625 square meters, which represented approximately 78.0% of all our land leased as of that date and approximately 31.1% of all of our leased and owned land as of that date, are restricted to industrial and other uses, rather than for educational use, including one plot of land owned by villages and rural organizations, or collectively-owned land, which is not permitted to be leased for a non-agricultural use under PRC law. This portion of our leased land is used for recreational areas at certain of our tutoring centers, K-12 schools and college. As a result, if we were forced to vacate this portion of leased land, which is leased separately from our buildings, we do not believe it would have a direct impact on our net revenues. However, if we are regarded by a competent authority as using this leased land for a purpose other than the use approved by the government, we may be ordered to vacate the relevant land and subject to fines at a rate that we believe, based on our review of the applicable regulations, would be up to RMB30.0 (US$4.8) per square meter, and the total amount of the fines might be up to RMB11.1 million (US$1.8 million).

We are not aware of any actions, claims or investigations being contemplated by the competent governmental entities with respect to the defects in our leased real properties. However, if we are unable to use the existing properties, enter new leases or renew our current leases in a timely basis and on terms favorable to us, our business, results of operations and financial condition could be materially adversely affected.

We do not possess the relevant land use right certificates or building ownership certificates for some of the properties owned by us, and certain of the properties that we own have potential defects or issues that may not be easily remedied, which could cause us to incur significant additional expenses or could disrupt certain aspects of our business.

Some of the real properties that we own have defects or potential issues such as missing title certificates. As of December 31, 2011, we own and occupy land covering an aggregate of 681,634 square meters, of which one parcel of land covering 56,667 square meters, accounting for 8.3% of the land we own as of that date and 4.9% of the land we lease and own as of that date, do not have land use right certificates.  As of December 31, 2011, we own an aggregate of 220,974 square meters of buildings. We have not acquired the building ownership certificates for buildings covering 83,069 square meters, accounting for 37.6% of the square meters of the buildings we own, including certain properties covering 54,864 square meters that have some of the required permits.

To the extent competent governmental entities were to detect these defects and we were found not to be in compliance with the applicable regulations, we may be subject to fines or incur significant additional expenses, our legal title to some of our properties may be challenged, and certain of the land we use to operate our business may be confiscated. If we are required to find alternative locations for our schools and learning centers, we may be required to pay increased rent for the new locations and the new locations, especially for our K-12 schools and college, may be less convenient and accessible to our students and teachers, which may materially adversely affect our business, results of operations and financial condition.

We are in the process of applying for the land use right for one parcel of land covering 56,667 square meters and building ownership certificates for buildings covering 53,726 square meters for which we do not yet hold effective title certificates, and are trying to remedy the defects and issues that prevent us from obtaining such certificates. We expect to complete the application process and obtain the certificates in a reasonable period of time, but do not have an exact time frame. However, we cannot assure you that these applications will be approved in a timely fashion or at all. If we are not able to remedy these defects in a timely manner, we may be required to find alternative locations for our schools and learning centers or may be subject to fines or penalties, either of which could have a material adverse effect on our business or results of operations.

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

Failure by our college to comply with regulatory requirements on land use rights and capital commitment may subject our colleges to penalties and adversely affect our business operations.

The Rules Relating to the Establishment and Regulation of Independent Colleges, or Independent College Rules, promulgated by the MOE on February 22, 2008 and effective as of April 1, 2008, provide that an independent college established thereafter shall hold the land use right certificate or construction planning permit for land covering at least 500 mu (333,334 square meters), and independent colleges established prior to April 1, 2008 are required to meet this land requirement within a grace period of five years, namely prior to March 31, 2013. Our college, the Applied Technology College, was established prior to April 1, 2008 and is subject to such minimum land requirements and does not currently comply. To satisfy such requirements would require us to incur significant expenses that we are not able to quantify, and we cannot assure you that we can satisfy these requirements in time. In addition, the Independent College Rules require that the capital commitment to an independent college established before the Rules came into effect shall be paid within one year after its effectiveness. As of the date of this annual report, the capital commitment to the Applied Technology College is fully paid in cash, but we still need to contribute land use rights. For the year ended December 31, 2011, net revenues from our independent college accounted for 7.0% of our net revenues. Our failure to comply with the land requirements before the deadline or the capital commitment requirement may subject us to penalties, including fines of an unknown amount, and the college’s ability to recruit additional students may be limited or suspended, any of which may result in a material adverse effect on our reputation, business and results of operations.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would adversely affect our net income.

In accordance with U.S. GAAP, we account for our acquisitions using the purchase method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. During 2011, we recorded an impairment loss of RMB152.6 million (US$24.2 million) in respect of continuing and discontinued operations. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted a stock option plan in 2005, or 2005 Stock Plan, as well as an equity incentive plan in 2010, or 2010 Equity Incentive Plan. We have granted options and restricted shares under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, and may have an adverse or negative impact on our results of operations or the price of our ADSs. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. As of December 31, 2011, we had RMB 54.0  million (US$8.6 million) of unrecognized share-based compensation costs, adjusted for estimated forfeitures, related to unvested stock option awards granted prior to such date, which are expected to be recognized over a weighted-average period of 1.68 years. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Changes to accounting pronouncements or taxation rules or practices or greater than anticipated tax liabilities may adversely affect our reported results of operations or how we conduct our business

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements or taxation rules, such as FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes,” or FIN 48 (now codified as ASC 740), the Corporate Income Tax Law in China which was effective January 1, 2008, or the CIT Law, and various interpretations of accounting pronouncements or taxation practice have been adopted and may be adopted in the future. These accounting standard and tax regulation changes, future changes and the uncertainties surrounding current practices and implementation procedures may adversely affect our reported financial results or the way we conduct our business. We are subject to income tax, business tax and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Moreover, we may lose the tax benefits we are currently receiving or we may be forced to disgorge prior tax benefits we have enjoyed and pay additional taxes and possibly penalties for prior tax years, any of which would harm our results of operations.

For the years ended December 31, 2009, 2010 and 2011, we received the following preferential tax treatments: (i) Ambow Online was recognized as a “Software Enterprise” and was exempted from income tax on its profits for 2009, and is entitled to a 50% reduction in income tax rate from 2010 to 2012; and (ii) Tianjin Ambow Yuhua Software Co., Ltd., or Ambow Yuhua, was recognized as a “Software Enterprise”  and is entitled to be exempted from income tax on its profits for 2011 and 2012, and is entitled to a 50% reduction in income tax rate from 2013 to 2015. In order to maintain the “Software Enterprise” status, each of these entities is required to obtain a Certificate of Software Enterprise issued by the provincial IT industry administration authorities through meeting the following conditions: (a) its primary business includes computer software development and production, system integration, application services and other related technical services because an enterprise which only engages in software trading is not qualified, (b) it has developed one or more software products or has intellectual property rights to such products, or provides such services as certified computer information system integration, (c) it has the technical equipment and business location required to engage in software development and related technical services, (d) it has the means and ability to control the quality of its software products and technical services, (e) its technicians engaging in product development and technical services make up no less than 50% of the staff, (f) its research and development expenses for software technology and products make up more than 6% of its software revenues, and (g) its annual software sales make up more than 35% of its total annual revenue and the sales of self-produced software make up more than 50% of the software sales. Pursuant to the Criteria for Recognition and Administrative Measures of Software Enterprises, Software Enterprises are subject to annual inspections by the local software industry associations or other relevant associations authorized by the Ministry of Industry and Information Technology, or the MIIT. Software Enterprises which fail such annual inspections may not, for the current year, enjoy the relevant incentive policies including the preferential tax treatment. Each of Ambow Online and Ambow Yuhua has obtained the Certificate of Software Enterprise. For the years ended December 31, 2009, 2010 and 2011, if our corporate subsidiaries in the PRC had not been awarded tax holidays or received preferential tax treatment, the increase in our tax expense would have been RMB25,523,000, RMB28,285,000 and RMB59,580,000, respectively.

For private schools or college operated for reasonable returns they were normally subject to income taxes at 33% prior to 2008 and 25% after January 1, 2008 but were, under certain circumstances, subject to deemed amounts or rates of income tax to be determined by the relevant tax authorities. According to the Implementing Rules of the Law for Promoting Private Education and other relevant tax rules, prior to January 1, 2008, had our schools and colleges been registered as not requiring reasonable returns, they would generally have been exempt from income taxes. To date, no separate regulations or guidelines have been released on how to define reasonable return for the purposes of assessing a school’s tax status prior to January 1, 2008. Moreover, the CIT Law includes specific criteria that need to be met by an entity to qualify as a not-for-profit organization in order to be exempt from corporate income tax. An official circular was issued in November 2009 to set out further clarification of the requirements for not-for-profit organizations, and the circular stipulated that only not-for-profit organizations certified jointly by finance and taxation authorities are entitled to tax exemption and the circular shall go into effect retrospectively as of January 1, 2008. While we currently do not believe it is likely that our schools and college would qualify as not-for-profit organizations and therefore be exempt from corporate income tax under the CIT Law, the detailed implementation guidance has not been provided to local tax authorities on how to apply these changes to schools and colleges. We intend to engage an external tax consultant to conduct comprehensive tax planning once further guidance from the tax authorities is released. This consultant may be expensive and the results of the guidance may not be favorable on our tax rates in the future. If we lose the benefit of the preferential tax treatments some of our schools and companies are currently enjoying, we could be required to pay additional taxes, which could have a material adverse effect on our results of operations and financial condition.

If the slowdown in China’s economy continues or worsens, it may adversely impact our business.

The growth rate of China’s domestic product in 2011 was 9.2%, compared to a growth rate of 10.3% in 2010. A number of factors contributed to this slowdown in China’s economy, including appreciation of the RMB, which adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. Since we derive substantially all of our revenues from students in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our students may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing students. The adverse economic conditions, if they continue or worsen, will affect consumer spending generally, which could result in decreased demand for our services and products within our target markets.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting. Our management and independent registered public accounting firm, as part of their audit of our consolidated financial statements for the year ended December 31, 2011, have performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 and reported to our board of directors the material weaknesses as of December 31, 2011. The material weaknesses identified in our internal control over financial reporting are related to both the inadequate oversight over complex transactions and insufficient personnel with appropriate levels of accounting knowledge and experience to address the high volume of U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. See “Item 15. Controls and Procedures.”

In response to the material weaknesses described above, we have taken several measures designed to remediate the material weaknesses in our internal control over financial reporting, and we plan to continue to implement additional remedial measures. The measures we intend to take in the future may not be sufficient to remediate the material weaknesses noted by our management and our independent registered public accounting firm and to avoid potential future material weaknesses. See “Item 15. Controls and Procedures.”

We may require more resources and incur more costs than currently expected to remediate our identified material weaknesses or any additional significant deficiencies or material weaknesses that may be identified, which may adversely affect our results of operations.

If either of the material weaknesses is not remedied or recurs, or if we identify additional weaknesses or fail to timely and successfully implement new or improved controls, our ability to assure timely and accurate financial reporting may be adversely affected, and we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders, or otherwise harm our reputation.

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

The Chinese government regulates all aspects of our business and operations, including licensing of parties to perform various services, pricing of tuition and other fees, curriculum content, standards for the operations of schools, tutoring centers, college and career enhancement centers and foreign investments in the education industry. The laws and regulations applicable to the education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively.

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

We conduct our K-12 school business and provide online services in China primarily through contractual arrangements between Ambow Online, our principal operating subsidiary in China, and our VIEs, and their respective shareholders. Our VIEs and their respective subsidiaries hold the required licenses and permits necessary to conduct our education business in China and to operate our K-12 schools, tutoring centers, college and career enhancement centers. We have been and expect to continue to be dependent on our VIEs and their respective subsidiaries to operate our business.

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

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to operate a substantial portion of our education business. For a description of these contractual arrangements, see “Item 4.C — Information on the Company — Organizational Structure” and “Item 7.B — Related Party Transactions—Contractual arrangements with our VIEs and their respective subsidiaries and shareholders.” These contractual arrangements may not be as effective in providing us with control over our VIEs and their respective subsidiaries as direct ownership. If we had direct ownership of our VIEs and their respective subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs and their respective subsidiaries, which could effect changes, subject to any applicable fiduciary duties, at the management level. As a legal matter, if our VIEs or any of their respective shareholders fails to perform its or his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements. We may also rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, but these remedies may not be effective. For example, if the shareholders of any of our VIEs were to refuse to transfer their equity interest in such VIEs to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with our VIEs and/or their respective shareholders.

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

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementing Rules for the Law for Promoting Private Education (2004), or 2004 Implementing Rules. Under these laws and regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrading of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the schools, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase of net assets of the school (as determined under generally accepted accounting principles in the PRC). All of the private schools operated by our VIEs and their respective subsidiaries currently comply with the existing laws and regulations regarding the allocation of their development funds. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition fees, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns. New laws or regulations might be adopted to:

•                  Impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties, such as Ambow Online, for services received; or

•                  Specify the formula for calculating “reasonable returns.”

We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting our VIEs’, and their respective subsidiaries’, operations could have a material adverse effect on our business, prospects and results of operations.

Regulatory agencies may commence investigations of the tutoring centers, K-12 schools, career enhancement centers and college controlled and operated by our VIEs. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations.

Our VIEs control and operate tutoring centers, K-12 schools, career enhancement centers and one college. As the provision of these services is heavily regulated in China, especially primary or secondary schools, these schools and companies that our VIEs or their respective subsidiaries currently own or operate or may acquire or establish in the future may be subject from time to time to inspections and investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations, regulatory infractions or other causes of action. For example, if an independent college is found unable to satisfy one or more conditions for running a college set by the MOE in such inspection or investigation, the MOE may impose limitation on the annual enrollment quota or even suspend the recruitment of the college. In 2006, the MOE, based on the result of an investigation into independent colleges, posted a notice of non-compliance on its website criticizing some independent colleges, including the two colleges that we subsequently acquired, for failure of their respective sponsors to transfer committed assets to the colleges. As of the date of this annual report, we have only one college and its sponsors have not had any fines imposed upon them or otherwise incurred a penalty from the MOE for the failure to pay committed capital, and its enrollment capacity has not been adversely affected for failure to satisfy conditions set by the MOE. If the results of any such investigations or lawsuits are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations. Even if we adequately address the issues raised by a government investigation, we may have to devote significant financial and management resources to resolve these issues, which could have a material adverse effect on our business.

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

Chinese regulators have broad powers to regulate the tuition, accommodation and other fees charged by primary, secondary and other schools and student enrollment levels at these schools. As a result, new regulations could adversely impact the fees we receive from the schools to which we provide course materials and software products and the student enrollments at our directly- operated schools and at our partner schools, as well as the returns from the K-12 schools operated by our Chinese affiliated entities. The tuition, accommodation and other fees charged by our degree programs and our K-12 schools are subject to various price controls administered by local price-control authorities and our student enrollment in our independent college is subject to annual enrollment quotas established by the MOE. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price-control authorities may impose stricter price control on tuition changes in the future. As of the date of this annual report, there is no indication from the MOE or the relevant authorities that the government would significantly change the tuition charges or student annual enrollment quotas. If the tuition charges were to be decreased or if they were not allowed to increase in line with increases in our costs because of the actions of China’s administrative price controls or if student enrollments at private schools were restricted, our net revenue and profitability would be materially adversely affected.

The discontinuation of any preferential tax treatments or deemed tax treatments currently available to us or the disgorgement of any benefits we enjoyed in the past could result in a decrease of our net income and harm our results of operations.

According to the 2004 Implementing Rules, private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools. While it is indicated in the 2004 Implementing Rules that the relevant authorities under the State Council may consider formulating separate preferential tax treatment policies applicable to private schools requiring reasonable returns, no such tax preferential policy has been promulgated yet. In March 2007, the Chinese government enacted the CIT Law, and promulgated the Implementing Regulations for the PRC Corporate Income Tax Law in December 2007, both of which came into effect on January 1, 2008. On February 22, 2008, the Ministry of Finance and State Taxation Administration issued a subsequent notice, or the 2008 Tax Notice, that effectively abolished our preferential tax treatment under the 2004 Implementing Rules. The CIT Law and 2008 Tax Notice, among other things, impose a unified income tax rate of 25% for all private schools regardless of whether they require a reasonable return or not unless the school qualifies as a not-for-profit organization as defined in the PRC tax regime effective January 1, 2008. If a school qualifies as a not-for-profit organization in accordance with the tax law, it will be exempt from corporate income tax for certain of its income qualified for exemption under the relevant laws and rules. In November 2009, the Ministry of Finance and State Taxation Administration further issued rules providing the criteria for a not-for-profit organization to qualify for exemption of corporate income tax. These rules are relatively new and contain many ambiguities. In practice, tax treatments for private schools vary across different cities in China. In some cities, private schools are subject to a 25% standard corporate income tax, while in other cities, private schools are subject to a 1.75% to 4.0% tax on gross receipts received by the schools or a deemed fixed tax amount or may be exempted from corporate income tax. These deemed tax rates and deemed fixed tax amount treatments granted to our schools by local tax authorities are subject to review and may be adjusted or revoked at any time. In addition, education services provided to students receiving degree-oriented education by private schools are also exempted from business tax in China so long as those schools are accredited to issue diplomas or degree certificates recognized by the MOE. The discontinuation of any of these tax treatments currently available to us or the determination of the tax authority that any of the preferential tax treatment we have enjoyed is not in compliance with the PRC laws, especially those schools in major cities, would cause our effective tax rate to increase, which would increase our income tax expenses and in turn decrease our net income or even subject us to supplementary payment of tax balance.

Under PRC laws and regulations, an enterprise that qualifies as a new and high-technology enterprise or a software enterprise may enjoy preferential tax benefits. An enterprise qualified as both a “new and high-technology enterprise” and as a “software enterprise” may choose one of the more preferential tax treatments. For example, Ambow Online is a certified “new and high-technology enterprise” and a “software enterprise” and has chosen to enjoy preferential tax treatments as a “software enterprise.” As a result, Ambow Online is entitled to a two-year exemption from the first year it generates taxable income and a 12.5% corporate income tax rate for another three years, which might be followed by a 15% tax rate so long as Ambow Online continues to qualify as a “new or high-technology enterprise”. If Ambow Online fails to maintain the status of a “software enterprise” or a “new and high-technology enterprise”, it will cease to enjoy the reduced tax rate and its tax rate will increase to 25% or the then current rate. Ambow Yuhua was also recognized as a “software enterprise”, and is entitled to a tax exemption from income tax on its profits for 2011. As a result, Ambow Yuhua will enjoy a two-year income tax exemption from 2011 and will be subject to 12.5% corporate income tax for another three years. If Ambow Yuhua ceases to qualify for the current preferential corporate income tax rate, it will cease to enjoy the reduced tax rate and its tax rate will increase to 25% or the then current rate. If PRC laws and regulations were to phase out preferential tax benefits currently granted to “software enterprises” or “new and high-technology enterprises”, each of Ambow Online and Ambow Yuhua would be subject to the standard corporate income tax rate, which currently is 25%. Loss of these preferential tax treatments could have a material adverse effect on our financial condition and results of operations.

The regulation of Internet website operators in China is subject to interpretation, and our operation of online education programs could be harmed if we are deemed to have violated applicable laws and regulations.

The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the MIIT, and the possibility of adopting new laws or regulations have created significant uncertainties regarding the legality of the businesses and activities of Chinese companies with Internet operations. In particular, according to the Internet Information Services Administrative Measures promulgated by the State Council on September 25, 2000, the activities of Internet content providers are regulated by various Chinese governmental authorities, including, the MOE, the State Administration of Radio, Film and Television, the General Administration of Press and Publication, or GAPP, and the Ministry of Culture, or MOC, depending on the specific activities conducted by the Internet content provider. In addition, MIIT promulgated a notice titled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services” on July 13, 2006, which prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to illegal foreign investors. The notice states that PRC Internet content providers (or their shareholders) should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites and a PRC Internet content provider’s failure to comply with the notice by November 1, 2006 may result in revocation of its ICP license.

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

In 2011, we generated net revenues from our tutoring and career enhancement segments of RMB 778.0 million (US$123.6 million) and RMB 505.2 million (US$80.3 million), respectively. A portion of these net revenues were related to providing educational materials online. If the provision of these online services is deemed to have exceeded the scope of Ambow Shida’s license, we may be required to cease providing these online materials, which would harm our net revenues and results of operations. As we are a foreign enterprise in China, Ambow Shida may also be deemed to have illegally leased its ICP license or provided facilities or other resources to foreign investors. If we are deemed to have violated applicable Chinese Internet regulations, we could be subject to severe penalties, including confiscation of illegal gains, fines ranging from three to five times the illegal gains, suspension of certain types of service or orders to shut down the relevant websites.

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

If the chops of our subsidiaries and VIEs in China are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of those entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to have a company chop, which must be registered with the local Public Security Bureau.  Our company chops, or chops, are kept securely at our President Office under the direction of Chief Executive Officer at the headquarters level or held securely by personnel designated and approved by the General Manager or Headmaster at subsidiaries or VIEs level.  Use of chops requires proper approvals in accordance with our internal control procedures. The custodian at the President Office also maintains a log to keep detailed record of each use of the chops.  Moreover, the President Office is always locked after office hours and only authorized persons have the access to the keys.

The Company believes it has sufficient controls in place over access to and use of the chops.  We however cannot assure you that unauthorized access to or use of those chops can be totally precluded. To the extent those chops are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and the operations of these entities could be significantly and adversely impacted.

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

In addition, under the CIT Law, which became effective on January 1, 2008, dividends paid to us by our PRC subsidiaries are subject to withholding tax. The withholding tax on dividends may be exempted or reduced by the PRC State Council. Currently, the withholding tax rate is 10% unless reduced or exempted by treaty between the PRC and the tax residence of the holder of the PRC subsidiary.

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

As of December 31, 2011, we have across our four operating segments a total of 33 private schools of which three schools are registered as schools not requiring reasonable returns while other schools choose to be registered as schools requiring reasonable returns. Entities registered as schools not requiring reasonable returns are restricted from directly distributing to us any dividends or profits.

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

We may also decide to finance our wholly-owned subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterparts. We are not likely, however, to finance the activities of our VIEs and their respective subsidiaries by means of capital contributions due to regulatory issues related to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in the “Regulation” section of this annual report. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or our VIEs or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

While we may not transfer capital through our wholly-owned subsidiaries for the purpose of domestic acquisitions, we may use our capitals to acquire PRC companies or schools that do not include compulsory education through Wenjian Gongying, an RMB fund established in Suzhou as a venture capital joint venture, subject to the PRC industrial policy for foreign investment. If we use our capital to make acquisitions through Wenjian Gongying in entities that are in restricted industries, like high schools, without receiving proper approvals or in entities that are in prohibited industries, like schools that provide compulsory education, we may be subject to significant fines of unknown amounts or other sanctions. See “Item 4.C — Information on the Company — Organizational Structure” for a further description of the legal structure, joint venture participants’ identities and such participants’ respective percentage ownership interest in Wenjian Gongying and for a further description of the PRC rules and regulations that will be applicable to our planned investments through Wenjian Gongying.

If we use our capital for the business of Ambow Online or our other wholly-owned subsidiaries, we are also required to apply to the authority of commerce for approval for an increase of their respective registered capital given that the original registered capital of these subsidiaries have been fully paid. We cannot assure you our capital that we can obtain such approvals in a timely manner or at all. If we are unable to use our capital to fund our PRC operating entities or their subsidiaries or to make strategic acquisitions, it could have a material adverse effect on our expansion plans and future growth.

It is unclear whether we will be considered a PRC “resident enterprise” under the CIT Law and, depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.

The CIT Law and its Implementing Regulations, which became effective on January 1, 2008, provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” Although the Implementing Regulations of the PRC CIT Law define the term “de facto management bodies” as a body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise, currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management bodies” and it is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are treated as a PRC “resident enterprise,” however, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations and our income tax expenses will increase and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be decreased, although dividends distributed from our PRC subsidiaries to us could be exempt from the PRC dividend withholding tax, since such income is exempted under the CIT Law and its Implementing Regulations to a PRC resident recipient.

In addition, if we are considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within the PRC for PRC tax purposes and be subject to PRC withholding tax.

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

The change in value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  Between July 21, 2005 and April 30, 2012, the RMB appreciated by approximately 31.8% against the U.S. dollar, although the pace of appreciation was uneven during this period.  It is difficult to predict how the RMB exchange rates may change in the future.  There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar.

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

We cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in the SAFE regulations may subject our PRC subsidiaries to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange denominated loans from our company.

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

On February 15, 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or the No. 7 Notice, which supersedes the Operation Rules on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule, in its entirety and immediately became effective upon circulation. According to the No. 7 Notice, domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are Chinese citizens (including citizens of Hong Kong, Macao and Taiwan) or foreign individuals who consecutively reside in the territory of the PRC for one year, who participate in the same equity incentive plan of an overseas-listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like exercise of options, purchasing and sale of related stocks or equity, and funds transfer. As an overseas publicly listed company, we and our employees who have been granted stock options or any type of equity awards may be subject to the No. 7 Notice. If we or our employees who are subject to the No. 7 Notice fail to comply with these regulations, we may be subject to fines and legal sanctions. See “Item 4.B — Information on the Company — Business Overview — Regulation—SAFE regulations on employee share options.”

The M&A Rules establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisition in China.

The M&A Rules that became effective on September 8, 2006 established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could materially adversely affect our ability to grow our business through acquisitions in China.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.  Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors.   As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Our business could be severely disrupted and materially adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu,” occurred in Mexico and spread to other countries, including Hong Kong and mainland China. The Chinese government and certain regional governments within China, have enacted regulations to address the H1N1 virus specifically within the education services market, which may have an effect on our business. Any future natural disasters or health epidemics in the PRC could also severely disrupt our business operations and have a material adverse effect on our business and results of operations.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a labor law, namely the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially adversely affecting our financial condition and results of operations.

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

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for more than the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. We plan to continue to make acquisitions depending on market conditions and our ability to identify and consummate such acquisitions. To consummate these transactions, we may issue additional shares in these acquisitions that will dilute our shareholders. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•                  Our future financial condition, results of operations and cash flows;

•                  General market conditions for capital raising activities; and

•                  Economic, political and other conditions in China and elsewhere.

We cannot assure you that if we need additional cash financing it will be available in amounts or on terms acceptable to us, or at all.

Insiders have substantial control over us, which could adversely affect the market price of our ADSs.

Under our amended and restated memorandum and articles of association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. As of March 31, 2012, our executive officers and directors, and their respective affiliates, beneficially owned, in the aggregate, approximately 38.8% of the combined total outstanding ordinary shares, representing 59.1% of the total voting rights, in our company. Shareholdings of our executive officers and directors, and their respective affiliates, in particular with respect to the greater voting rights of the Class B ordinary shares they hold, give them the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, our executive officers and directors and their respective affiliates could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even though they may hold less than a majority of the combined total number of our outstanding Class A and Class B ordinary shares.

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

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company prior to our IPO. In addition, the Sarbanes-Oxley Act, as well as rules and regulations implemented by the SEC and the NYSE, have required significant additional corporate governance practices to be implemented by public companies. We expect these rules and regulations to continue to result in high legal, accounting and financial compliance costs and to make certain corporate activities more time consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty hiring sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which would be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs but expect that these additional costs could be up to a few million US$ annually. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action, investor confidence in us could be negatively impacted and the market price of our ADSs could decline.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, or the Exchange Act, prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we are not required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future. If we do not qualify as a foreign private issuer, we will be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we will incur significant legal, accounting and other expenses that we would not incur as a foreign private issuer.

Many of the corporate governance rules promulgated by the NYSE will not apply to us so long as we qualify as a foreign private issuer, and there may be significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE.

As a foreign private issuer, we are permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the NYSE corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards. For example, the NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not subject to this requirement, and we do not intend to establish a nominating/corporate governance committee. We believe that the composition of our board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards applicable to U.S. domestic issuers. For example, the NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter. The NYSE Standards require shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We intend to comply with the requirements of Cayman Islands law in determining whether shareholder approval is required on such matters.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequence to U.S. holders of our ADSs or ordinary shares.

We believe we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2011. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2012 or any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies historically have been especially volatile), we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to such United States holder. See “Item 10.E—Taxation—United States federal income taxation—Passive foreign investment company.”

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our amended and restated memorandum and articles of association provide for a dual-class ordinary share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our IPO. Our shareholders prior to our IPO may continue to hold Class B ordinary shares, each of which is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting rights attached to these two classes, our existing Class B shareholders will have significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law (2011 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the House of Lords and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. The Cayman Island courts are also unlikely to impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liabilities provisions of U.S. securities laws. See “Item 10.B—Additional Information—Memorandum and Articles of Association.”

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in rights offerings we make and may experience dilution in their holdings as a result.

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

Item 4.   Information on the Company

A.            History and Development of the Company

Our founder, Dr. Jin Huang, established Ambow Corporation, a California company, in 2000. From 2000 through January 2005, our business was conducted through (1) Beijing Ambow Online Software Co., Ltd., or Ambow Online, which was established as a wholly foreign owned enterprise under the laws of the PRC in 2000 by Ambow Corporation, and (2) Beijing Shida Ambow Education Technology Co., Ltd., or Ambow Shida, a limited liability company established under the laws of the PRC in 2004, which was initially operated as a joint venture among Ambow Technology Company Limited, or Ambow Technology, Jianguo Xue, Xiaogang Feng, Xuejun Xie and Beijing Normal University Tech-Zone Technology Development Co., Ltd.

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

We and certain selling shareholders of our company completed an initial public offering of 10,677,207 ADSs in August 2010. On August 5, 2010, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “AMBO.”

From 2008 to 2011, we made a total of 30 separate acquisitions through business combinations and one acquisition of long-term operating rights.

In the last quarter of 2011, we sold one career enhancement and three tutoring subdivisions. We also initiated the disposal of Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co. and Beijing 21st Century International School.

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

B.            Business Overview

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer high-quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and infrastructure. As of December 31, 2011, we had a total of 183 centers and schools (excluding one college which is in the process of being disposed of), comprised of 150 tutoring centers, five K-12 schools, 25 career enhancement centers, two career enhancement campuses and one college, which are located in 19 provinces and autonomous regions within China. We also have software companies and corporate training companies. In addition, we have partnerships with schools, through our distributors, and corporations, allowing us to provide our services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Our educational services cover grades K-12, focusing on both tutoring services, including test preparation, and K-12 programs. We provide results-oriented services and products customized to regional curriculum requirements and individual student needs to help students enhance academic results, including those on ZhongKao and GaoKao admission tests, the results of which are of primary importance in determining which students will be admitted into top high school and university programs. We refer to these tutoring services and K-12 programs with standards-based curriculum that enable students to improve their academic results and educational opportunities as “Better Schools.” Our Better Schools services and products, offered in our service network, as well as delivered through our partners, are offered to customers in 30 out of the 31 provinces and autonomous regions within China.

Our career enhancement services target students at universities, colleges and community colleges, recent graduates of these institutions and employees and management in corporates. We refer to these career enhancement services programs that facilitate post-secondary students obtaining more attractive employment as well as our college programs as “Better Jobs.” Our Better Jobs programs are mainly offered through our career enhancement service network, which are strategically located in key economic centers across China where there is a high concentration of companies in high-growth industries. Our career enhancement service network is located in the Bohai Rim Area, the Central South Area (Changsha, Zhuzhou and Xiangtan) and the Yangtze River Delta. Within our career enhancement training centers, we partner with leading international vocational training content providers, corporations and universities to provide practical project-based training to enhance students’ overall competitiveness for better employment opportunities after graduation.

We have established alliances with tutoring centers and career enhancement training providers in attractive markets we have identified to enter in the near future. We provide a total solution package to these A+ Alliance partners including teacher training, our IT infrastructure and our intelligent system, which combines our learning engine and robust content. The A+ Alliances typically have a term of three years. We monitor the operational, management and financial performances of the Alliance members and, if they meet our criteria, we may explore with certain of our A+ Alliance members the option to convert them to our own schools and learning centers through business combinations upon terms to be agreed. As of December 31, 2011, we had a total of 14 A+ Alliance members.

From our inception in 2000 through 2003, we focused on building our technology foundation by designing our proprietary software and technology solutions to provide educational and career enhancement services. From 2004 to 2007, we focused on building our nationwide services platform by deploying our services and products through sales agents, which enabled us to reach a large target customer base, build our Ambow brand and increase awareness of our products and services in a capital efficient way. As a result of the successful implementation of the aforementioned strategy we have built, users of our software products or services grew throughout this period: from approximately 400 in 2004 to approximately 170,000 in 2007. By the end of 2007, our student users had reached a critical mass, we had proven that our services and products built upon our proprietary technology were effective and well received by students and our brand and services became well known in the industry and among our target customers. At the beginning of 2008, we considered it to be the opportune time to establish physical service network to capture further business opportunities and provide our services and products through both offline classroom teaching and online delivery platform to our target customers in our directly-operated learning centers and schools. We established the strategic service network primarily by opening or acquiring top-tier tutoring centers, K-12 schools, career enhancement centers and college, which we believe enhances the Ambow brand as a premium educational and career enhancement service provider.

We currently deliver our wide range of educational and career enhancement services and products through integrated offline and online channels in an interactive learning environment, powered by our proprietary technology platform that has enabled us to provide individualized content and learning solutions tailored to each of our students’ needs, and to develop standards-based, individualized curricula with consistently high quality across our schools, tutoring centers, college, career enhancement centers and campuses. We also intend to pursue opportunities to provide our educational and career enhancement services outside of China.

Through our directly-operated tutoring centers, schools, career enhancement centers, campuses and college as well as our distributors, we have significantly grown our net revenue, net income and student enrollments. Our net revenues from continuing operations increased from RMB736.7 million in 2009 to RMB1,217.1 million in 2010 to RMB1,669.2 million (US$265.2 million) in 2011. Our growth from 2009 to 2011 was primarily driven by the expansion of our service network across both Better Schools and Better Jobs, through acquisitions and organic growth, as well as the increase in sales of education services and software to distributors.

We have two business divisions, “Better Schools” and “Better Jobs,” and four operating segments, tutoring, K-12 schools, career enhancement and college. Our tutoring and K-12 schools segments are within our Better Schools division and career enhancement and college segments are within our Better Jobs division. Revenues from continuing operations for our Better Schools division accounted for 60.3%, 69.6% and 62.8% of our total net revenues from continuing operations in the fiscal years of 2009, 2010 and 2011, respectively. Revenues from our Better Jobs division accounted for 39.7%, 30.4% and 37.2% of our total net revenues from continuing operations in 2009, 2010 and 2011, respectively. We recorded net income from continuing operations of RMB138.0 million, RMB211.7 million, and RMB16.2 million (US$2.6 million) in 2009, 2010 and 2011, respectively.  Our total student enrollments from continuing operations in our Better Schools division were approximately 782,400 and 881,000 for the fiscal year ended December 31, 2010 and 2011 respectively; and in our Better Jobs division were approximately 58,500 and 111,800 for the fiscal year ended December 31, 2010 and 2011 respectively.

Our services and products

We offer a variety of educational and career enhancement services and products to students, recent graduates and corporate employees and management in China. Our tutoring programs, which are offered in our tutoring centers, are our primary educational services and product offerings to help students enroll in better schools. We also operate K-12 schools to support our tutoring programs by providing strong local brand names and reputations, local education content expertise and potential student customer bases. Our career enhancement services that help students and graduates obtain better jobs are offered both in our dedicated career enhancement centers and campuses as well as through our online programs. Our corporate training services to improve employees and management softskills are normally offered in our outbound bases, the corporate clients offices or hotel conference centers. We also operate one college to support our career enhancement centers by providing facilities, research and teaching resources, and potential student customer bases. In addition, we extend our educational and career enhancement services and product offerings to students through our distributors and corporate partners in locations in which we do not have a direct presence. In addition, to support our educational and career enhancement services and products, we provide software products to accommodate our students’ individual learning habits and enrich their learning experience.

The following map sets forth the service coverage and the geographic coverage of our tutoring centers and K-12 schools (marked as Better Schools), and our career enhancement centers, career enhancement campuses and college (marked as Better Jobs) as of December 31, 2011:

Better Schools

Our Better Schools division consists of 150 tutoring centers and five K-12 schools as of December 31, 2011, which are located in or around our 17 provinces across China.

Our tutoring centers are designed to help students perform better in school and prepare for important tests, specifically high school and university entrance exams. In addition to our classroom-based teaching services, we offer educational curriculum and software products through our web-based applications to allow our students access to our tutoring services from anywhere at any time. Combined with our proprietary “learning engine,” our software features such functions as online video classes, practice questions, discussion forums and prior actual tests. Our educational software products include eBoPo (meaning “energy and impact” in Chinese), which offers full subjects, online practice tests and instruction for K-12 level students. Our software products and web-based applications complement our in-person classes and offer individualized services and tailored content based on each student’s specific needs. Our tutoring centers offer the classroom instruction, small class and one-on-one tutoring. Total student enrollments of these tutoring centers were approximately 860,000 for the fiscal year ended December 31, 2011.

Our K-12 schools, which are accredited by the local equivalent of the MOE, provide full-subject national curriculum, including mathematics, language, history, sciences and arts. Our five K-12 schools have an aggregate capacity of up to 22,400 students in 2011. Before our students enter our K-12 schools, they need to take our admissions test. Before they graduate from our K-12 schools, they need to pass the exam required by the local MOE. When they pass this exam, they earn a certificate recognized by the local public school system. Our tutoring centers provide corresponding tutoring programs, along with ZhongKao and GaoKao preparation, GaoKao retake preparation and overseas exam preparation. Our strategy for our educational services is to establish service network that provide services in populated and economically-developed cities in China. We intend to continue to improve the education quality and brands of our schools, which we leverage to support our tutoring programs. We will also continue to develop or acquire tutoring centers that have the high ratings and quality teachers.

Better Jobs

Our Better Jobs division consists of 25 career enhancement centers, two career enhancement campuses and one college as of December 31, 2011, which are located in the Bohai Rim Area, Central South Area (Changsha, Zhuzhou and Xiangtan) and the

Yangtze River Delta. Our career enhancement centers are designed to help university level students and graduates enhance their practical skills and improve their competitive positioning upon graduation as they look to start their career. We have located our service network in regional economic centers within China where there is a high concentration of companies in high-growth industries. We cooperate with universities to provide our career enhancement services to their students. Our directly-operated college and our university partners provide us with a large base of customers to whom we can offer our services and products. Classes taken at our career enhancement centers and campuses can also count as credits earned towards requirements of certain university degree programs. We have also established partnerships with domestic and international institutions, including Cisco Systems, Inc., and The McGraw-Hill Companies, Inc., to provide training content and direct and indirect job opportunities for our students. We have teamed up with Microsoft to set up a service outsourcing career enhancement base in Dandong.  In addition, we will provide an accreditation program for Lenovo Certified Service Engineers for both Lenovo and its affiliated companies’ customer service centers throughout the country. We have also joined with Adobe Creative University to launch Adobe certification programs and entered into a partnership with Oracle to provide the Workforce Development Program, a unique training program developed by Oracle to provide IT training to Ambow’s career enhancement students with the purpose of preparing these students for Oracle certification exams.

Our career enhancement centers currently focus on IT services and digital art training. Our career enhancement services curriculum emphasizes providing students with “hands-on training” for professional skills, including case studies, job environment simulation and specific technical skills needed to excel in jobs at our corporate partners, as well as “soft skills” training, including courses on time management, presentation, leadership and interview techniques. We design our career enhancement curriculum based on our understanding of the target industries and the actual recruiting needs of our corporate partners and corporations looking to hire our students. We also offer corporate training programs for our corporate partners’ employees that are designed jointly with certain of our corporate partners to specifically tailor the training for these employees. For the fiscal year ended December 31, 2011, student enrollments in our career enhancement services were approximately 105,000.

We operate two career enhancement campuses, namely Kunshan Ambow Service Outsourcing Industrial Park, or Kunshan Park, and Dalian Ambow Service Outsourcing Industrial Park, or Dalian Park.  Kunshan Park and Dalian Park are located in the Yangtze River Delta and Bohai Economic Rim, respectively. These career enhancement campuses serve the needs of students and employers located throughout the Yangtze River Delta and Bohai Economic Rim. Our career enhancement campuses offer teaching facilities, laboratories, dormitories, grocery stores and other community infrastructure in order to accommodate students’ educational and recreational activities.  These facilities, which can hold up to an aggregate of 8,000 people for training at a given time, are currently operated by Ambow each for a period of 20 years. Both of these office park-type career enhancement campuses are built by local governments in China.  They focus on information technology outsourcing and business process outsourcing as the main objectives of the campuses’ training programs.

In October 2009, we began to collaborate with the MOE to establish a university student employment project to help university students obtain better jobs when they graduate. As part of this collaboration, we also collectively launched a Career Competency Enhancement Program (CCEP) in March 2011. This program was jointly developed with the MOE and offered in universities as a credit program which provides students with an advanced curriculum that focuses on soft skill trainings and integrated expert in-class teaching and online learning. For the fiscal year ended December 31, 2011, this program had attracted around 57,000 students.

We acquired Genesis Career Enhancement in 2011 which provides outbound and in-house management trainings targeted for corporate clients.  In addition, we offered Corporate Business School (CBS) which is an online interactive management training course targeted for corporate clients.

Our college offers degree programs to incoming students. Students graduating from our degree programs receive bachelor’s degrees recognized by the MOE. Our degree programs are typically designed to be completed in either two or four years and are designed to provide our students with practical, career-oriented education, positioning them for attractive entry-level job opportunities. We had 12,200 university student enrollments in 2011, of which 5,400 student enrollments belong to the college of which we are in the process of disposal at 2011 year end. Our college operates for two semesters per academic year, one running from September to January, and the other running from February or March, depending on the date of the Chinese New Year, to July. We typically offer courses five days a week.

Student recruitment and retention

We employ a variety of marketing and recruiting methods to attract students and increase student enrollments at our learning centers and schools. We recruit students to our tutoring centers and K-12 schools from the local areas near these centers and schools. We recruit students to our career enhancement centers nationally. We recruit students to our college nationally through MOE designated channels by publishing our programs each year in college recruitment guides that are distributed to high schools throughout China. We believe prospective students are attracted to our learning centers and schools due to our strong brand name, innovative teaching and learning practices, and high-quality, individualized services. Our learning engine technology combined with offline teacher instruction ensures that students receive individualized orientation, instruction and progress assessment in a student-centered environment. By analyzing the accumulated data stored in each student’s learning record, our learning engine optimizes learning strategies and methods, and provides personalized educational content for each student. The longer and more often a student uses our services and products, the more effective and efficient services and content we are able to provide to him or her, thus enhancing the students’ tendency to continue to utilize our services throughout their learning cycle. Students in our tutoring centers and K-12 schools have significantly improved their results in ZhongKao and GaoKao exams, which we believe has enhanced our reputation in the markets in which we participate through word-of-mouth referrals. Our career enhancement centers and college help students to identify their career goals early in their life, and provide them with project-based training to improve their employment opportunities.

Our technology infrastructure

We believe our proprietary technologies are one of our major strengths and we have devoted significant resources to the development of technologies for the delivery of our educational and career enhancement services. These include our educational services platform, operational management platform and development and deployment platform. The educational services platform is the backbone that supports our educational and career enhancement product and service offerings to our students. The operational management platform supports our internal management and administrative applications for tutoring centers, K-12 schools, career enhancement centers and college. The development and deployment platform supports our educational service platform and operational management platform, and standardizes the development of and communication between our IT products and applications.

Educational services platform

Our educational services platform is built around and driven by our core proprietary technology, the “Learning Engine.” Utilizing advanced Internet and multi-media technologies, the learning engine enables us to embed educational materials and cognitive theories, including memory curve and competency model theories, into our interactive learning products and services, such as the “eBoPo” series for educational services and “Career GPS System” for career enhancement services. Our learning engine creates an environment in which personalized courses and instructions can be generated and delivered based on a student’s own knowledge level, goals and learning needs. Our learning engine readily supports features that promote learning, such as video streaming, PowerPoint and interactive testing functions, via open interface and multi-language channels.

Continued tracking

As part of the learning engine, our learning tracking system comprehensively records a student’s progress and achievements throughout the learning experience. The system assesses a student’s knowledge and competency level when he or she starts, and continually monitors the interactions between the student and his or her computer, keeping on file the student’s learning process and progress. The system is able to capture and memorize the way a student learns and creates a unique learning profile, which we refer as each student’s “Learning Passport.” The system is also able to compare the student’s current performance with past achievements, both at an individual and at a peer group level, giving the student a clear understanding of his or her current learning status.

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

High quality

Our personalized educational framework ensures that students receive high-quality educational experiences tailored to their individual needs. Our educational content and services are not linked to one teacher, but rather to many highly-qualified and experienced educational experts, who work closely with us to ensure that materials are of the high quality and relevance for students.

This means that no matter where students are living—in urban centers or rural villages across China—they can be confident of receiving the same high standard of resources and support at all times.

Operational management platform

We have built up an operational management platform to integrate our key management and administrative functions. We are developing additional functionality within our operational management platform to allow us to track revenues and expenses across each of our schools and learning centers by sub-segments within our operating segments. This will allow us to have better period-to-period insights into the underlying drivers in our business within each of our four distinct operating segments.

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

“Ambow”, “ ”, “”, “”, “”, “ebopo ”, “”, “ ”, “ ” and “” are our registered trademarks in China.  We have also applied for additional trademarks and logos, including “”, “”, “ ”, “”, “  ” and “” with the Trademark Office of the State Administration for Industry and Commerce in China. Our main websites are located at www.ambow.com and www.ambow.com.cn. In addition, we have registered certain domain names, including www.ambow.net. In addition to building “Ambow” as a stand-alone brand, we intend to continue to co-brand “Ambow” with the brands of our acquired schools and programs for the foreseeable future in order to fully leverage their established local presence and reputation.

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

Selling and marketing

To promote our brands in the fragmented domestic education market, we selectively and systematically market our products and build our brand names through a number of different marketing programs. By doing so, we intend to continue to create and implement a standard corporate identity across all Ambow schools, tutoring centers, college and career enhancement centers. Our marketing efforts, which include national marketing by our corporate headquarters and local marketing by individual schools, tutoring centers, college and career enhancement centers, focus primarily on:

•                  Sponsoring charity and social events and forums around key educational events to build up our corporate image as the most trustworthy, life-long education and career enhancement partner in China;

•                  Buying airtime on national and local media programs as well as advertising space in billboards and buses to raise the awareness of our educational and career enhancement services and programs;

•                  Hosting industry summits with key corporate partners;

•                  Partnering with local governments to provide positive support for local schools and the local job market; and

•                  We also rely on word-of-mouth referrals and verbal marketing about our services and programs.

Our partners

In addition to selling our services and products directly to students in our directly-operated schools, tutoring centers and career enhancement centers, we sell our software products indirectly to schools, tutoring centers, career enhancement centers and our corporate partners through distributors. In our Better Schools division, we sell our eBoPo software products through our Better Schools distributors. In our Better Jobs division, we sell our training platform and corporate training software products through our Better Jobs distributors. For software products we sell indirectly, our distributors provide primary support to the end users, and, in rare instances, we provide limited secondary support in the event that our distributors cannot answer questions of the end users.

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

•                  The McGraw-Hill Companies, Inc.: In November 2009, we entered into an agreement with McGraw-Hill Education to develop enhanced, customized English Language Training courseware and training for IT engineers in our career enhancement centers. The innovative learning programs we are jointly developing, which are focused on business process outsourcing training, will be offered in a blended format that includes online and group activities focusing on career-specific English that engineers use in their jobs. McGraw-Hill and Ambow also provide training for the program’s instructors.

•                  Microsoft (China) Company Limited: In March 2011, we have teamed up with Microsoft to set up a service outsourcing career enhancement base in Dandong, a city in the north-eastern province of Liaoning. It is planning to train a total of 10,000 Microsoft-accredited service outsourcing personnel in the first four years.

•                  Lenovo Group Ltd.: In May 2011, we have finalized an agreement with Lenovo, the world renowned PC manufacturer, to be its authorized personnel Training Practice Base in China. We will provide an accreditation program for Lenovo Certified Service Engineers for both Lenovo and its affiliated companies’ customer service centers throughout the country.

•                  Adobe: In October 2011, we have joined with Adobe Creative University to launch Adobe certification programs localized for the Chinese learning and work environment.

•                  Oracle (China) Software Systems Co., Ltd.: In January 2012, we entered into a partnership with Oracle to provide the Workforce Development Program, a unique training program developed by Oracle to provide IT training to Ambow’s career enhancement students with the purpose of preparing these students for Oracle certification exams.

We work with these corporate partners, among others, to license their existing content and to collaborate on developing additional content to add to our training programs in order to improve our Better Jobs programs and better satisfy students’ needs.

In October 2009, we began to collaborate with the MOE to establish a university student employment project to help university students obtain better jobs when they graduate. As part of this collaboration, we also collectively launched a Career Competence Enhancement Program (CCEP) in March 2011. This program was jointly developed with the MOE and offered in universities as a credit program which provides students with an advanced curriculum that focuses on soft skill trainings and integrated expert in-class teaching and online learning. For the fiscal year ended December 31, 2011, this program had attracted around 57,000 students.

Acquisitions and disposals

At the beginning of 2008, we considered it to be the opportune time to establish physical service network to capture further business opportunities and provide our services and products through both offline classroom teaching and online delivery platform to our target customers primarily by acquiring top-tier tutoring centers, K-12 schools, career enhancement centers and colleges. To adhere to our goal of providing high-quality educational and career enhancement services to our students and to build a premium brand, we have adopted a disciplined and systematic approach towards acquisitions that complement our existing services and products, add scale and expand our footprint. Our systematic approach to identify, evaluate and conduct our acquisitions has enabled us to complete 30 separate acquisitions through business combinations and one acquisition of long-term operating rights from 2008 to 2011. In 2008, we made an aggregate of ten acquisitions to acquire tutoring companies, K-12 schools, a tutorial software company and career enhancement training companies. We also acquired long-term operating rights to run the Zhenjiang K-12 School and to use the school’s buildings and facilities for 12 years. In 2009, we made an aggregate of 13 acquisitions to acquire tutoring companies, K-12 schools, career enhancement training companies and a career enhancement software company and colleges. In 2011, we completed an aggregate of seven acquisitions to acquire tutoring and career enhancement centers and one corporate training company group. Certain of our acquisitions involved multiple tutoring centers and career enhancement centers.  At the beginning of the third quarter of 2011, we reverted the operating right for the Junior High portion of Zhenjiang Ambow International School back to the original owner. In the last quarter of 2011, we disposed of four subdivisions, including three in the tutoring subdivision and one in the career enhancement subdivision, and initiated the disposal of Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co. and Beijing 21st Century International School.  These disposals were done to sharpen our focus on the organic growth and business portfolio with stronger performance, greater capital efficiency and better asset turnover.  Subsequent to December 31, 2011, we acquired 16 tutoring centers which were owned and operated by a third party.  Please refer to Note 9(ii) to the financial statements.

We plan to expand our operations primarily through organic growth.  At the same time, to complement our organic growth strategy, we may also explore with certain of our A+ Alliance partners the option to convert them to our own learning centers and schools through business combinations and, to a lesser extent, make acquisitions of other businesses that complement our operations when suitable opportunities arise.

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

We believe that our primary competitive advantages are our well-known “Ambow” brand and our ability to deliver standards-based, individualized curriculum with consistent, high quality across our schools, tutoring centers, colleges and career enhancement centers. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in customer demands, market needs or new technologies. In addition, we face competition from many different organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in student preferences in these markets.

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

Seasonality

Our business is subject to seasonal variations. Historically, service days consumed in our K-12 schools and colleges are lower during the first quarter due to school closures in January or February for Chinese New Year and winter vacation and during the third quarter due to summer vacation. Our tutoring and our career enhancement segments are affected by seasonal variations in the first quarter due to Chinese New Year and winter vacations, though this seasonal impact is to a lesser extent than the impact on our K-12 schools and college.

Regulations

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

Regulations on private education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2003) and The Implementing Rules for the Law for Promoting Private Education (2004) and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC, or the Education Law. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and, in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of education organizations in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other education institution for profit-making purposes. However, according to the Law for Promoting Private Education, private schools may be operated for “reasonable returns,” as described in more detail below.

The Law for Promoting Private Education and the Implementing Rules for the Law for Promoting Private Education

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and the Implementing Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under this law and these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Private School Operation License by local or provincial-level counterparts of the MOE for operating a private school, and shall be registered with the local or provincial-level counterparts of the MCA as a privately run non-enterprise institution and be issued a Private Non-enterprise Organization Registration Certificate. The durations of our Private School Operation Licenses vary from two years to 30 years and the durations of our Private Non-enterprise Organization Registration Certificates vary from one year to five years, depending on the location of our private schools.

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

Private schools are divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns. While private education is treated as a public welfare undertaking under the regulations, in the case of private schools choosing to require “reasonable returns”, investors of these schools may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations.

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as a reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) items and criteria for the school’s fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the admission standards and educational quality. The relevant information relating to the factors discussed above is required to be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. Such information and the decision to distribute reasonable returns is also required to be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

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

As of December 31, 2011, we had across our four operating segments a total of 33 schools that are registered as private schools as opposed to companies, of which three schools are registered as schools not requiring reasonable returns, while all other schools are registered as schools requiring reasonable returns.

Regulation of independent colleges

The principal regulations governing independent colleges in China consist of the Several Opinions on Standardizing and Strengthening the Regulation of the Pilot Operation of Independent Colleges by Universities Through Adopting New Mechanism and Model promulgated by MOE on April 23, 2003 and the Rules Relating to the Establishment and Regulation of Independent Colleges promulgated by MOE and effective as of April 1, 2008. Under these regulations, “independent colleges” are defined as colleges jointly established by universities engaging in degree-granting educational activities above undergraduate stage and social organizations or individuals using non-government funds to engage in degree-granting educational activities at undergraduate stage. Independent colleges fall within the private higher education sector and are deemed as a public welfare undertaking in China and, therefore, the education authorities in China generally regulate them in the same manner as the remaining private schools. MOE regulates independent colleges on a general basis including, but not limited to, the establishment of and material changes to independent colleges. MOE’s counterparts at the provincial level directly regulate the independent colleges’ daily operations.

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

We have an independent college, namely Applied Technology College that is subject to the requirements discussed above. Please see “Item 3.D —Key Information — Risk Factors—Risks related to our business and industry—Failure by our college to comply with regulatory requirements on land use rights and capital commitment may subject our college to penalties and adversely affect our business operations.”

Foreign investment in education service industry

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission, or NDRC, and the MOFCOM on December 24, 2011 and became effective on January 30, 2012, foreign investment is encouraged to participate in higher education and vocational training services. The foreign investment in higher education has to take the form of a Sino-foreign equity or cooperative joint venture. Senior high school education in grades 10-12 is a restricted industry. The foreign investment in senior high school education has to take the form of a cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services which do not grant diplomas. As of December 31, 2011, we had a total of 183 centers and schools, comprised of 150 tutoring centers, five K-12 schools, 25 career enhancement centers, two career enhancement campuses and one college. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and colleges.

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

As of the date of this annual report, only Beijing 21st Century International School is conducting a Chinese-foreign cooperation project which has been approved by Beijing Municipal Commission of Education.

Regulations on online and distance education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by MOE in 2000, or the Online Education Regulations, educational websites and online education schools may provide education services in relation to higher education, elementary education, pre-school education, teacher education, occupational education, adult education and other educational services. Under the Online Education Regulations, “educational websites” refers to education websites providing education or education-related information services to website visitors by means of a database or an online education platform connected to the Internet or an educational television station through an Internet service provider, or ISP. Under the Online Education Regulations, “online education schools” refer to organizations providing academic education services or training services online and issuing various certificates.

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

According to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress, or NPC, on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the NPC and regulations and decisions promulgated by the State Council may establish administrative license requirements. On June 29, 2004, the State Council promulgated the Decision on Cutting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. Our online education business is mainly conducted by Ambow Shida, with Ambow Online providing technical support and marketing consulting services relating to online education and, therefore, falls into the “educational websites” category, as a result of which our online education business is not subject to regulatory approval pursuant to these laws and regulations.

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

To qualify for preferential treatments, an enterprise must be recognized as a software enterprise by governmental authorities. A software enterprise is subject to annual inspection, failure of which in a given year will cause the enterprise to lose the relevant benefits. Ambow Online and Ambow Yuhua, our wholly-owned subsidiaries, have qualified as software enterprises and are entitled to enjoy these preferential treatments including tax incentives.

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

On March 5, 2009, the MIIT promulgated the new Measures Concerning Software Products Administration, or the New Measures, which became effective on April 10, 2009. Under the New Measures, software products operated or sold in China are not required to be registered or recorded by relevant authorities, and software products developed in China (including those developed in China on the basis of imported software) can enjoy certain favorable policies when they have been registered and recorded. Upon registration, the software products will be granted registration certificates. Each registration certificate is valid for five years from the issuance date and may be renewed upon expiry. Software developers or producers are allowed to sell their software products independently or through agents, or by way of licensing. The MIIT and other relevant authorities may carry out supervision and inspection over the development, production, operation and import/export of software products in and out of China.

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

Software copyright registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (whether a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant shall be granted a registration certificate by the China Copyright Protection Center. As of December 31, 2011, we have been issued 67 registration certificates for computer software copyrights.

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

In July 2006, the MIIT posted on its website the “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services.” The notice prohibits PRC ICP providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC ICP providers or their shareholders should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites.

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

On December 20, 2007, SARFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts; and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. There remain significant uncertainties relating to the interpretation and implementation of both the Internet Audio-Video Program Measures and the press release, in particularly with respect to the scope of “Internet Audio-Video Programs.”

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

Regulation of domain names and website names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2011, we have registered 101 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the SAIC or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn”. In February 2006, China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of December 31, 2011, we have registered ten website names used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce and the registration of three other website names is now in progress.

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

Trademark .    The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. “Ambow”, “”, “”, “”, “”, “ebopo ”, “”, “”, “” and “” are our registered trademarks in China. We have also applied for additional trademarks and logos, including “,” “,” “”, “ ”, “ ” and “” with the Trademark Office of the State Administration for Industry and Commerce in China.

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

SAFE regulations on employee share options

On March 28, 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Holding Plan or Share Option Plan of Overseas Listed Company, or the Share Option Rule. On February 15, 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or the No. 7 Notice, which supersedes the Share Option Rule in its entirety and immediately became effective upon circulation. According to the No. 7 Notice, domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are Chinese citizens (including citizens of Hong Kong, Macao and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year,  who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like exercise of options, purchasing and sale of related stocks or equity, and funds transfer. Where a domestic agency needs to remit funds out of China as required for individuals’ participation in an equity incentive plan, the domestic agency shall apply with the local office of the SAFE for a foreign exchange payment quota on a yearly basis. A domestic agency shall open a domestic special foreign exchange account in the bank. After repatriation of foreign currency income earned by individuals from participation in an equity incentive plan, the domestic agency shall request the bank to transfer the funds from its special foreign currency account to respective personal foreign currency deposit accounts. In the case of any significant change to the equity incentive plan of a company listed abroad (such as amendment to any major terms of the original plan, addition of a new plan, or other changes to the original plan due to merger, acquisition or reorganization of the overseas listed company or the domestic company or other major events), the domestic agency or the overseas trustee, the domestic agency shall, within three months of the occurrence of such changes, go through procedures for change of foreign exchange registration with the local office of the SAFE. The SAFE and its branches shall supervise, administer and inspect foreign exchange operations related to individuals’ participation in equity incentive plans of companies listed abroad, and may take regulatory measures and impose administrative sanctions on individuals, domestic companies, domestic agencies and banks violating the provisions of this Notice.

We and our employees who have been granted applicable equity awards shall be subject to the No.7 Notice. If we fail to comply with the No. 7 Notice, we and/or our employees who are subject to the No.7 Notice may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

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

C.            Organizational Structure

The following diagram illustrates our corporate structure with respect to each of our significant subsidiaries and VIEs and the place of incorporation of each named entity as of December 31, 2011.

Notes

(1)          We excluded certain entities from this diagram that do not conduct any significant business or own or control other entities that conduct significant business. These entities include: 24 British Virgin Islands companies wholly owned by Ambow, Ambow Education Group Limited, a Hong Kong company wholly owned by Ambow, 4 Hong Kong companies (Ambow Training Management Limited, Ambow School Management Limited, Ambow School Consultation Management Limited and Ambow College Consultation Management Limited) wholly owned by Ambow Education Management (Hong Kong) Ltd., Beijing Ambow Chuangying Education Technology Co., Ltd., a PRC company wholly owned by Ambow Education Management (Hong Kong) Ltd., and Beijing Ambow Shengying Education and Technology Co., Ltd., a PRC company wholly owned by Ambow Training Management Limited.

(2)          Shareholders of Ambow Shida are Xuejun Xie, one of our officers and directors, and Jianguo Xue, one of our officers, who own 90% and 10% of Ambow Shida, respectively.

(3)          Shareholders of Ambow Sihua are Xuejun Xie and Xiaogang Feng, one of our employees, who own 57.4% and 42.6% of Ambow Sihua, respectively.

(4)          Individual shareholders of Ambow Shanghai are Xuejun Xie and Xiaogang Feng, who own 64% and 16% of Ambow Shanghai, respectively. Wenjian Gongying owns the remaining 20% of Ambow Shanghai.

(5)          Shareholders of Suzhou Wenjian are Yisi Gu, one of our officers, Xuejun Xie, and Xiaogang Feng, who own 30%, 30% and 40% of Suzhou Wenjian, respectively.

Due to PRC regulatory restrictions on foreign investments in education for students in grades one to twelve and in Internet content businesses, since 2005, we have conducted our business in China primarily through contractual arrangements among Ambow Online, one of our wholly-owned subsidiaries in China, and the following domestic PRC companies, which are owned by certain PRC persons and entities as described in the notes to the above table:

•                  Ambow Shida, which holds our schools, including elementary schools, junior high schools, high schools and college;

•                  Ambow Sihua, which holds our tutoring centers; and

•                  Ambow Shanghai, which holds our career enhancement centers, a career enhancement software company and one corporate training company group.

Ambow Online and the acquired schools and learning centers are the principal operating entities for our business operations within China. Their functional currency is RMB. Ambow Education Holding Ltd., our investment holding company, is the principal operating entity for operations relating to non-Chinese partners, including Cisco Systems and McGraw-Hill. Its functional currency is US$.

Ambow Online has entered into a series of contractual arrangements with each of the above domestic PRC companies that enable us to:

•                  Exercise effective control over our VIEs and their respective subsidiaries by having such VIEs’ shareholders pledge their respective equity interests in these VIEs to Ambow Online and entrust all the rights to exercise their voting power over these VIEs to Ambow Online. There is no limitation on Ambow Online’s rights to exercise the voting power over the VIEs or to obtain and dispose of the pledged equity interests in the VIEs holding the tutoring centers and career enhancement centers by exercise of its call option or share pledge. Ambow Online’s rights to obtain and dispose of the pledged equity interests in the VIEs holding the K-12 schools and college by exercise of its call option or share pledge are subject to Ambow Online’s designating other PRC persons or entities to acquire the pledged equity interests in order not to violate PRC laws that prohibit or restrict foreign ownership in K-12 schools and college;

•                  Receive economic benefits from the pre-tax profits of our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Online to our VIEs and their respective subsidiaries. Such economic benefits, being net revenues of RMB187.3 million, RMB162.3 million and RMB72.4 million (US$11.5 million) for the years ended December 31, 2009, 2010 and 2011, respectively (which have been eliminated upon consolidation) were earned by Ambow Online in consideration of the products sold and services provided to our VIEs’ subsidiaries; and

•                  Have an exclusive option to purchase all or part of the equity interests in our VIEs and all or part of the equity interest in its subsidiaries, as well as all or part of the assets of our VIEs, in each case when and to the extent permitted by applicable PRC law.

Accordingly, we treat these domestic PRC companies as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. These domestic PRC companies and their subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and college.

Each of Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian has executed a series of control agreements with Ambow Online described in more detail below through which agreements Ambow Online exercises effective contractual control over Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian.

Ambow Shida, Ambow Sihua and Ambow Shanghai each is a controlling entity operating one of our business lines, including tutoring centers, K-12 schools, career enhancement service centers and campuses, as well as one college, and each owns certain interest in a number of schools and entities. Below is the detailed description of their interests as of December 31, 2011:

1.                                       Tutoring Centers

(1)                                  Ambow Sihua owns the 100% equity interest in Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in Tianjin Tutoring and Tianjin Ambow Huaying School which together operate an aggregate of 14 tutoring centers;

(2)                                  Ambow Sihua owns the 100% equity interest in Beijing YZ Tutoring, which operates six tutoring centers;

(3)                                  Ambow Sihua owns the 100% equity interest in Shuyang Tutoring, which operates one tutoring center;

(4)                                  Ambow Sihua owns the 100% equity interest in Jilin Clever Technology Consulting Co., Ltd., which owns the 100% equity interest in Jilin Tutoring, which in turn operates 12 tutoring centers;

(5)                                  Ambow Sihua owns the 100% equity interest in Zhenjiang Ambow Education Training Centre, which operates three tutoring centers;

(6)                                  Ambow Sihua owns the 100% equity interest in Zhengzhou Tutoring, which operates one tutoring center;

(7)                                  Ambow Sihua owns the 100% equity interest in Changsha Tutoring, which operates six tutoring centers;

(8)                                  Ambow Sihua owns the 100% equity interest in Beijing Century Tutoring, which operates five tutoring centers;

(9)                                  Ambow Sihua owns the 100% equity interest in Guangzhou DP Tutoring, which operates ten tutoring centers;

(10)                            Ambow Sihua owns the 100% equity interest in Beijing JY Tutoring, which operates 73 tutoring centers;

(11)                            Ambow Sihua owns the 90% equity interest in Shenyang Hanwen Educational Training School, which operates two tutoring centers;

(12)                            Ambow Shida owns the 100% equity interest in Beijing SIWA Future Education Enterprise Co., Ltd., which operates one tutoring center;

(13)                            Ambow Sihua owns the 100% equity interest in Beijing XGX Tutoring, which operates four tutoring centers;

(14)                            Ambow Sihua owns the 100% equity interest in Beijing JT Tutoring, which operates ten tutoring centers;

(15)                            Ambow Sihua owns the 100% equity interest in Beijing Aijia Kids English Training School, which operates one tutoring center; and

(16)                            Ambow Sihua owns the 100% equity interest in Lanzhou Anning Ambow English Training School, which operates one tutoring center.

2.                                       Career Enhancement Centers and Campuses

(1)                                  Ambow Shanghai owns the 100% equity interest in Dalian Career Enhancement, which operates two career enhancement service centers;

(2)                                  Ambow Shanghai owns the 100% equity interest in Shanghai Hero Further Education Institute, which operates 11 career enhancement service centers;

(3)                                  Ambow Shanghai owns the 100% equity interest in Changsha Career Enhancement, which operates two career enhancement service centers;

(4)                                  Ambow Shanghai owns the 100% equity interest in Beijing IT Career Enhancement, which operates two career enhancement service centers;

(5)                                  Ambow Shanghai owns the 100% equity interest in Kunshan Ambow Education Technology Co., Ltd., or Ambow Kunshan, which operates one career enhancement campus;

(6)                                  Ambow Shanghai owns the 100% equity interest in Jinan WR Career Enhancement, which operates one career enhancement service center;

(7)                                  Ambow Shanghai owns the 100% equity interest in Hebei YL Career Enhancement, which operates one career enhancement service center;

(8)                                  Ambow Shanghai owns the 100% equity interest in Chongqing XT Career Enhancement, which operates two career enhancement service centers;

(9)                                  Ambow Shanghai owns the 100% equity interest in Guangzhou ZS Career Enhancement, which operates one career enhancement service center;

(10)                            Ambow Kunshan owns the 100% equity interest in Dalian High Tech Zone Ambow Hope Training School, which operates one career enhancement service campus;

(11)                            Ambow Kunshan owns the 100% equity interest in Beijing Away Career Enhancement, which operates two career enhancement service centers; and

(12)                            Ambow Kunshan owns the 100% equity interest in Suzhou Career Enhancement, a career enhancement software company which owns the 100% equity interest in Suzhou High-Tech Zone Yisi Education Training Center.

In addition, Ambow Shanghai also owns 100% equity interest in Genesis Career Enhancement, a group of three companies which provide outbound and in-house management trainings tailored for employees and management teams through their 12 subsidiaries.

3.                                       Schools

(1)                                  K-12 Schools

•                  Ambow Shida owns the 100% equity interest in Zhenjiang Ambow International School;

•                  Ambow Shida owns the 100% equity interest in Shuyang K-12 School;

•                  Ambow Shida owns a 70% equity interest and Changsha Yaxing Property Development Company Limited, an entity unrelated to us, owns a 30% equity interest in Changsha K-12 Experimental School and Changsha Kindergarten (Ambow Shida will receive the remaining 30% equity interest in 2029 and Ambow Shida may either rent or purchase, at the then current fair market value, from Changsha Yaxing Property Development Company Limited, which owns the real properties at Changsha K-12 Experimental School and Changsha Kindergarten, such real properties for the continuing use of these properties by the two schools. Ambow Shida’s receipt of the remaining equity interest in 2029 is not conditional upon the rent or purchase of the schools’ real properties); and

•                  Ambow Shida owns a 90% equity interest and Shenyang Hanwen Classic Books Publishing Co., Ltd., an entity unrelated to us, owns a 10% equity interest in Shenyang K-12 school.

In addition, in March 2012 we have completed the disposal of Beijing 21st Century International School to Xihua Group, while at the same time obtained the 15-year operating rights of Beijing 21st Century International School.

(2)           College

•                  Ambow Shida owns 70% equity interest and Shanghai Yunhai Industrial Joint Stock Company Limited and Shanghai Yundu Corporate Development Co., Ltd., entities not related to us, own 30% equity interest in Kunshan Zhouzhuang Taishidian Tourism Scenic Area Development Co., Ltd., or Taishidian Holding, which wholly owns one subsidiary, Kunshan Suda Facility Management Co., Ltd., Taishidian Holding also owns and operates one college, Applied Technology College.

In addition, we are in the process of disposing of Beijing Century College.

In addition to the operational entities described above, we have also formed an RMB fund, Wenjian Gongying, which is owned by us, our Hong Kong subsidiary, Ambow Education (Hong Kong) Ltd., and Suzhou Wenjian, a domestic PRC entity controlled by Ambow Online through contractual arrangements. We may use Wenjian Gongying in the future to provide funding to Ambow Sihua, Ambow Shanghai and other permitted affiliated entities in China, in which event our RMB fund would become a shareholder in such entities. The business purpose of Wenjian Gongying is to make equity investments, consult on venture investments and provide management consulting for companies it invests in. Wenjian Gongying facilitates our ability to convert US$ into RMB to make investments in the PRC. This allows us to make investments in other PRC companies and schools that do not include compulsory education. Such investment by Wenjian Gongying will be subject to the PRC industrial policies on foreign investment, which policies classify industries as “encouraged”, “permitted”, “restricted” and “prohibited” for foreign investment purposes. Wenjian Gongying, as a foreign-invested entity, is allowed by such policies to invest in colleges that are in an encouraged industry, tutoring centers and career enhancement centers that are in permitted industries and high schools that are in a restricted industry. While Wenjian Gongying’s investment in restricted industries, such as high schools, requires approval by the MOFCOM or its local counterparts, its investment in permitted industries or encouraged industries only needs to be filed with such agencies, provided that where an acquisition target is a school or a college, the approval of the MOE or its local counterparts shall also be obtained.

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

Call Option Agreement.    Pursuant to the call option agreement, dated January 31, 2005, among AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, as amended by the termination agreement dated April 26, 2007 and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue, AECL or its designee has an option to purchase from each of Xuejun Xie and Jianguo Xue, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Shida in one or more installments at an aggregate purchase price of RMB3.0 million unless the applicable laws state otherwise. AECL or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Should we decide to exercise such option, we or our designee would affect such purchase through the cancellation of loans owed to us by Xuejun Xie and/or Jianguo Xue unless the then applicable laws require the purchase price to be determined by a valuation or otherwise provided, in which case the transfer price shall be the minimum amount provided by applicable law and we will effect such purchase through, to the extent necessary, a combination of cash and cancellation of loans owed to us by each of Xuejun Xie and Jianguo Xue.

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

As of the date of this report, no distributions have been made to the shareholders of Ambow Shida and so no subsequent distribution has been made to us or Ambow Online. As described above, at our discretion we have decided to retain all of Ambow Shida’s profits to date within Ambow Shida for the purpose of managing its liquidity.

Agreement that transfer economic benefits to us from Ambow Shanghai and its subsidiaries

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

Agreement that transfer economic benefits to us from Ambow Sihua and its subsidiaries

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

Agreement that transfer economic benefits to us from Suzhou Wenjian

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

D.            Property, Plant and Equipment

Our headquarters are located in Beijing, China, where we lease approximately 2,923 square meters of office space. In addition, we lease an aggregate of approximately 754,221 square meters of space for our tutoring centers, K-12 schools, career enhancement centers and college. We own an aggregate of approximately 222,938 square meters, including approximately 53,726 square meters at our K-12 school in Jiangsu Province, approximately 85,262 square meters at the Applied Technology College, approximately 36,944 square meters at our K-12 school in Beijing, and approximately 21,434 square meters at Changsha K-12 Experimental School.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.    Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements for the periods specified including the notes thereto included elsewhere in this annual report on

Form 20-F as well as “Item 3.A Key Information—Selected Consolidated Financial Data.” We undertake no obligation to update publicly any forward-looking statements in this annual report on Form 20-F.

A.            Operating Results

Overview

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer high-quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and robust infrastructure. Our service network, comprised of 150 tutoring centers, five K-12 schools, 25 career enhancement centers, two career enhancement campuses and one college as of December 31, 2011, together with our software companies and corporate training companies, and combined with sales to distributors, enable us to provide our services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Through our directly-operated tutoring centers, schools, career enhancement centers and campuses, college, and our distributors, we have significantly grown our net revenue, net income and student enrollment. Our net revenues from continuing operations increased from RMB736.7 million in 2009 to RMB1,217.1 million in 2010 to RMB1,669.2 million (US$265.2 million) in 2011. Our growth from 2009 to 2011 was primarily driven by the expansion of our service network across both Better Schools and Better Jobs, through acquisitions, organic growth, as well as the increase in sales of educational services and software products to distributors.

We recorded income from continuing operations of RMB91.8 million, RMB156.7 million and RMB135.8 million (US$21.6 million) in 2009, 2010 and 2011, respectively.

Net revenues from our Better Schools division, which includes tutoring and K-12 schools, accounted for 60.3%, 69.6% and 62.8% of our total net revenues from continuing operations in 2009, 2010 and 2011, respectively. Net revenues from our Better Jobs, which includes continuing operations of Career Enhancements and Colleges, accounted for 39.7%, 30.4% and 37.2% of our total net revenues from continuing operations in 2009, 2010 and 2011, respectively. We expect the mix of our net revenues between our Better Schools and Better Jobs divisions to fluctuate as we continue to expand our business and as the expansion plans focus more heavily on one of our segments in a given period.

For the fiscal year ended December 31, 2011, we had a total of 992,800 student enrollments from continuing operations for our Better Schools and Better Jobs divisions. When we refer to student enrollments in this annual report, we mean the total number of students enrolled in our K-12 schools and college and the total number of classes, tutoring sessions or training programs purchased by students under our tutoring and career enhancement services as well as the users of software products sold directly by us or through distributors for the respective period. For example, if one student enrolls in two separate tutoring classes or training programs, we count that as two student enrollments.

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s education industry, our education business is currently conducted through contractual arrangements among our wholly-owned subsidiaries in China and our consolidated variable interest entities, or VIEs, in China. Our VIEs and their respective subsidiaries hold the licenses and permits necessary to conduct our educational and career enhancement services business in China and directly operate our tutoring centers, K-12 schools, career enhancement centers and college, develop and distribute educational content, software and other technologies, and operate our online education business. We have entered into Technology Service Agreements or Exclusive Cooperation Agreements with our VIEs pursuant to which we may receive economic benefits in the future. We have, however, entered into additional agreements to sell products and provide services to our VIEs’ subsidiaries. The terms of these sales agreements to our VIEs’ subsidiaries are the same as sales to third parties described further in this section of the annual report.

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

The overall economic growth and the increase in the GDP per capita in China have led to a significant increase in spending on education in China. In addition, education is a welcomed and supported industry in China, which means that education service providers often get preferential treatment in terms of infrastructure support and tax rates. We anticipate that the demand for private education and career enhancement training in China will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the education and career enhancement industries in China, which in turn may harm our business and results of operations. We are subject to a legal regime consisting of regulations governing various aspects of our business such as regulations on education, software, internet, audio-video broadcasting, tax, information security, privacy, copyright and trademark protection and foreign exchange. These regulations are evolving and are subject to frequent changes which may materially adversely affect our business in all aspects such as the operation of our K-12 schools, tutoring centers, college and career enhancement centers and campuses through the VIE structure, the engagement of public school teachers and the organization of classes with large-size attendance in our tutoring centers, the establishment of new colleges and the offering of our online services. Though we do not possess the land use right certificates or building ownership certificates with respect to some of our owned real properties, and the lessors of some of our leased properties do not have effective ownership certificates, we do not believe that our ability to maintain and obtain or renew our licenses or permits for our business operations will be adversely affected by such issues, except that the failure of our college to possess the required amounts of land may impact its ability to conduct its business if we are not able to address this deficiency by the required compliance period in 2013.   To satisfy such land requirement at our college may require us to incur significant expenses that we are not able to quantify.

Specific factors affecting our results of operations

While our business is influenced by factors affecting the education and career enhancement industries in China generally and by conditions in each of the geographic markets we serve within China, we believe our business is more directly affected by company-specific factors, including, among others:

•                  The number of student enrollments.    The number of student enrollments is largely driven by the demand for the educational programs offered by our Better Schools and Better Jobs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our tutoring centers, K-12 schools, career enhancement centers and campuses, and college, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We plan to add new tutoring and career enhancement centers as well as expanding alliances and partners to further penetrate our existing markets and enter new geographies to attract new student enrollments of related services. We also plan to continue to add new offerings to better attract students of different needs and provide cross-selling opportunities. However, we intend to keep the current K-12 schools or college student enrollments, which are almost at its full capacity.

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

The maximum tuition fees that a school or a college can charge vary by locations, but usually the regulations governing these price controls take into consideration China’s economic growth in determining whether to approve a tuition increase and in setting the size of the tuition increase. Usually the local governments review and adjust tuition fees every two to three years as necessary to reflect inflation or new educational services that are provided. Price controls by local governments will affect the amount by which we are able to increase our fees charged to students in our K-12 schools and college.

•                  Our costs and expenses. We incur costs and expenses at both the headquarter level and at our tutoring centers, K-12 schools, career enhancement centers, campuses and college. Our most significant costs at our K-12 schools, tutoring centers, college and career enhancement centers are compensation paid to our teachers and for rent expense. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

Sales  to our distributors

For the years ended December 31, 2009, 2010 and 2011, sales to distributors were RMB 135.6 million, RMB 188.1 million, and RMB 346.2 million, respectively. Sales to distributors were approximately 18.4% ,15.5% and 20.7%, respectively, of our net revenues from continuing operations. The increase in sales to our distributors in 2011 was mainly due to new product offering including CCEP and CBS as well as relationships developed with more schools and colleges via new acquisitions and distributors. We expect net revenues generated from sales to distributors as a percentage of total net revenues to fluctuate from period to period.

The following are the key terms of sales to our distributors, the nature of support services provided by our distributors to their customers and our basis for estimating returned products from distributors.

Terms of sales

In 2009, we generally sold educational services and software products to our distributors on a prepaid basis. From 2010, we started to offer credit terms to certain distributors. We do not give refunds and only offer replacements to the extent of product defaults. We provide secondary support in rare instances when the distributors cannot answer end users’ questions.

How distributors provide customers with support services

In addition to the sales of educational services and software products to end users, our distributors may also provide support services to the end users including classroom tutoring, providing facilities for study and on-the-job coaching, where applicable. The distributors determine what other support services, if any, they are going to provide and bear the sole responsibility for these support services.

How we estimate amounts of returned products

We do not give refunds according to the sales agreements with our customers.

Effects of acquisitions, disposals and other strategic plans

In 2008, we made an aggregate of ten acquisitions through business combinations and one acquisition of long-term operating rights pursuant to which we acquired 28 tutoring centers, two K-12 schools, and three career enhancement centers. In 2009, we made an aggregate of 13 acquisitions pursuant to which we acquired 66 tutoring centers, three K-12 schools, 12 career enhancement centers and two colleges. In 2011, we made an aggregate of seven acquisitions through business combinations. Our future results of operations will depend significantly upon our ability to increase student enrollments at existing schools and centers, open new tutoring and career enhancement centers, and further expand our partner school and center network throughout China. To complement our organic growth, we may continue to expand our operations going forward, including selectively converting our A+ Alliance partners to our own learning centers and schools through business combinations. Our planned continued expansion will also result in substantial demands on our management, operational, technological, financial and other resources. We will continue to implement additional measures and recruit qualified personnel in order to effectively manage and support our growth.

Following a strategic review of our business portfolios, in order to sharpen our focus on growth assets which consist of tutoring and career enhancement, and to adjust our business portfolio with better performance and greater capital efficiency, during the third quarter of 2011, the Company reverted the operating right for the Junior High Portion of Zhenjiang Ambow International School back to the original owner. During the last quarter of 2011, we sold one career enhancement and three tutoring subdivisions as a package, and we are in the process of disposing of Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co. back to its original owner as well as returning Beijing 21st Century International School to its original owner. For additional information, see Note 24(b) of Notes to the consolidated financial statements.

Key financial performance indicators

Our key financial performance indicators consist of our net revenues, cost of revenues, gross profit and operating expenses, which are discussed in greater detail below. The following table sets forth our net revenues from continuing operations, cost of revenues and gross profit, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
-Educational program and services	613,611	83.3	1,002,458	82.4	1,321,141	209,908	79.1
-Software products	123,104	16.7	214,663	17.6	348,071	55,303	20.9
Net revenues	736,715	100.0	1,217,121	100.0	1,669,212	265,211	100.0
-Educational program and services	(346,092)	(47.0)	(513,083)	(42.2)	(684,638)	(108,778)	(41.0)
-Software products	(10,750)	(1.4)	(13,721)	(1.1)	(30,694)	(4,877)	(1.8)
Cost of revenues	(356,842)	(48.4)	(526,804)	(43.3)	(715,332)	(113,655)	(42.9)
-Educational program and services	267,519	36.3	489,375	40.2	636,503	101,130	38.1
-Software products	112,354	15.3	200,942	16.5	317,377	50,426	19.0
Gross Profit	379,873	51.6	690,317	56.7	953,880	151,556	57.1

Net revenues

In 2009, 2010 and 2011, we generated net revenues of RMB736.7 million, RMB1, 217.1 million and RMB1,669.2 million (US$265.2 million), respectively from continuing operations.

In 2011, following a strategic review, we sold one career enhancement center and three tutoring subdivisions. We also initiated the disposal of Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co. to Xihua Group, the original owner of Beijing Century College and its affiliates as well as the return of Beijing 21st Century International School to Xihua Group. Financial results of these disposed businesses and businesses that are in the disposal process  except for Beijing 21st Century International School for which we will maintain 15-year operating rights are excluded from the above key financial performance indicators and are shown separately in the discontinued operations.

Revenue increases from 2009 to 2011 was primarily driven through acquisitions and organic growth in each segment as well as the increase in sales of education services and software products to distributors.

Our total software product revenues were RMB 123.1 million, RMB214.7 million and RMB 348.1 million (US$55.3 million) in 2009, 2010 and 2011 respectively. These revenues as a percentage of our total net revenues from continuing operations were 16.7%, 17.6% and 20.9% in 2009, 2010 and 2011, respectively. Our product sales include value added tax. The increase in software product sales was mainly because of the expanded product offering and relationship developed with more schools and colleges via new acquisitions and distributors.

We derived net revenues from our four operating segments in terms of percentages of our overall net revenues from continuing operations as follows in 2009, 2010 and 2011:

	For the Year Ended December 31,
	2009	2010	2011
	%	%	%
Better Schools:
Tutoring	42.5	48.9	46.6
K-12 schools	17.8	20.7	16.2
Total Better Schools	60.3	69.6	62.8

Better Jobs:
Career enhancement	33.9	22.3	30.3
College	5.8	8.1	6.9
Total Better Jobs	39.7	30.4	37.2

The following table sets forth our approximate student enrollments under our four operating segments in 2009, 2010 and 2011, which exclude enrollments from the disposed entities as well as Beijing Century College that is in the process of being disposed of:

	2009	2010	2011
	(in thousands)
Better Schools:
Tutoring (1)	581,000	760,000	860,000
K-12 schools (2)	21,300	22,400	21,000
Total Better Schools	602,300	782,400	881,000
Better Jobs:
Career enhancement (1)	46,000	51,800	105,000
College (2)	6,700	6,700	6,800
Total Better Jobs	52,700	58,500	111,800

(1)   We disclose our student enrollments in our tutoring and career enhancement centers during the period because these students can enroll in multiple classes during a period. The number of student enrollments includes those served in our directly-operated tutoring and career enhancement centers as well as the users of software products sold by distributors. For the newly acquired centers during the year, we count only student enrollments after the acquisition becomes effective.

(2)   We disclose our student enrollments in our K-12 schools and college as of the end of the periods because these students enroll for a semester or school year and the number of students enrolled in these schools is relatively stable throughout the period.

Tutoring.    We provided educational services in our 150 tutoring centers as of December 31, 2011. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to six months. We also generate revenues in our tutoring segment through sales of software products. For sales directly to students and to distributors with a proven payment history with us, we recognize these net revenues upon delivery of our software products or education services to our students or distributors. For sales to distributors without a proven payment history, we recognize revenue upon collection of cash if delivery has occurred. The most significant factors that directly affect our net revenues in our tutoring segment are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB100 to RMB13,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are delivered in large class settings ranging from 15 students to 50 students per class. In addition, we also deliver these services in premium classes, including one-on-one tutoring.

K-12 schools.    We operated five K-12 schools as of December 31, 2011. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly take place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB2,500 to RMB60,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 50 students per class.

Career enhancement.    Our career enhancement services are provided in our 25 career enhancement centers, two career enhancement campuses, as well as software companies and training companies as of December 31, 2011, of which Genesis Career Enhancement is a group of corporate training companies consisting of a total of 12 subsidiaries located in different provinces and cities. We recognize revenues from course fees collected for enrollment in the courses we offer at our career enhancement centers over the period of the course, which typically ranges from several days to 12 months. Course fees collected in advance are recorded as deferred revenues until the services are provided. We also generate revenues in our career enhancement segment through sales of software products. For distributors with a proven payment history with us, we recognize these revenues upon delivery of our education services and software products to these distributors. For sales to distributors without a proven payment history we recognize revenue upon collection of cash if delivery has occurred. The most significant factors that directly affect our revenues in our career enhancement segment are the number of enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as soft skills, information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB200 to RMB20,000 per program with course lengths ranging from several days to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class. Prices of software products sold by Career Enhancement segment range from RMB100 to RMB32,000.  The corporate trainings are all tailor-made according to customer companies’ requirements, and normally are delivered to 10 to 30 persons per course.

College.     As of December 31, 2011, we operated one college, the Applied Technology College, and we initiated the disposal of the other college, Beijing Century College. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our colleges ratably over the semester. Tuition fees and associated accommodation fees collected in advance are recorded as deferred revenues until the services are provided. Our college generally collects full year tuition fees once a year between August and October. The most significant factors that directly affect our net revenues for our college is the number of student enrollments and the amount tuition fees, associated accommodation and other fees we charge. Tuition fees for our colleges for 2011 ranged from RMB16,000 to RMB30,000 per year.

Cost of revenues

Cost of revenues for our educational and career enhancement programs and services primarily consists of:

•                  Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools, tutoring centers, college and career enhancement centers. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;

•                  Rental payments for the operation of our school and center properties;

•                  Depreciation and amortization of properties and equipment used in the provision of educational and career enhancement services and accommodation facilities;

•                  Utilities used in our schools and center properties and accommodation facilities; and

•                  Amortization of student population intangible assets.

Cost of revenues for software products primarily consists of raw material costs of compact disks, packaging and shipping, licensing costs, and value added tax and is significantly lower as a percentage of revenues than cost of revenues for services.

•                  Tutoring.    Cost of revenues for our tutoring segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, and depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for products sold in our tutoring segment primarily consists of materials, packaging and shipping.

•                  K-12 schools.    Cost of revenues for our K-12 schools segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property and equipment used in the provision of educational services and accommodation facilities and, to a lesser extent, costs of course materials.

•                  Career enhancement.    Cost of revenues for our career enhancement segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, and depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for products sold in our career enhancement segment primarily consists of materials, packaging and shipping.

•                  College.    Cost of revenues for our college segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property and equipment used in the provision of educational services and accommodation facilities, as well as costs of course materials.

The cost of sales for the two years ended December 31, 2009 and 2010 have been revised. The revisions relate to i) a reclassification of amortization expense attributable to student population, and ii) to include the disclosure of cost of sales for software products. The amortization charge was previously reported within general and administrative expenses, and has now been reclassified into cost of sales in 2011. The 2009 and 2010 cost of sales and general and administrative expenses have been restated by RMB 12,126 and RMB 18,155, respectively to ensure comparability. The Company considers the current classification to be more appropriate given that student populations acquired through business combinations contribute directly to the generation of “Educational programs and services” revenue.

Gross profit

For continuing operations, gross profit as a percentage of our net revenues was 51.6%, 56.7% and 57.1% in 2009, 2010 and 2011, respectively. From 2009 to 2011, improvement in gross margin was attributable to increased demand for premium services,   better utilization of facilities in tutoring and career enhancement as well as higher software sales.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	736,715	100.0	1,217,121	100.0	1,669,212	265,211	100.0
Operating expenses:
Selling and marketing	(127,688)	(17.3)	(235,683)	(19.4)	(353,425)	(56,154)	(21.2)
General and administrative	(136,466)	(18.5)	(220,602)	(18.1)	(329,913)	(52,418)	(19.8)
Research and development	(16,968)	(2.3)	(27,553)	(2.3)	(39,541)	(6,282)	(2.4)
Impairment loss	—	—	—	—	(25,336)	(4,025)	(1.5)

Total operating expenses	(281,122)	(38.1)	(483,838)	(39.8)	(748,215)	(118,879)	(44.8)

Selling and marketing expenses.    Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The increase in selling and marketing expenses as a percentage of net revenues was primarily due to corporate branding and advertising. We expect that our selling and marketing expenses will continue to increase as we further expand into new geographic locations, and continue to enhance our brand recognition.

General and administrative expenses.    Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles and, to a lesser extent, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities. Our general and administrative expenses as a percentage of net revenues increased from 18.1% in 2010 to 19.8% in 2011 mainly due to increased bad debt provision in 2011.

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

Impairment loss.   Our impairment loss from continuing operations consists of an impairment loss incurred when a decision was made to dispose of Beijing 21st Century International School in 2011, which school was classified as a separate asset group. It was determined that the school’s net assets, including related goodwill, were lower than the recoverable amount of the asset group. As of December 31, 2011, the disposal transaction had not been completed and the school remains recorded as an asset held for use.

Share-based compensation expenses.   The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based expenses:
Selling and marketing	(4,411)	32.6	(7,204)	21.0	(7,286)	(1,158)	21.9
General and administrative	(8,640)	63.9	(26,029)	76.1	(25,220)	(4,007)	75.6
Research and development	(480)	3.5	(981)	2.9	(842)	(134)	2.5

Total share-based expenses	(13,531)	100.0	(34,214)	100.0	(33,348)	(5,299)	100.0

Our predecessor entity, Ambow Education Co., Ltd., adopted the 2005 Stock Plan in February 2005. Our 2010 Equity Incentive Plan was adopted by our shareholders in June 2010 and became effective upon completion of our IPO. See “Item 6 — Directors, Senior Management and Employees — Compensation—Equity-based compensation plans.” In 2009, 2010 and 2011, we granted, 3,373,885, 6,701,100 and 992,700 share options, respectively, to our employees and consultants for services rendered by them. Accordingly, we have adopted the provisions of ASC 718 “Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees” for the share options we granted. For options granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the options. For options granted to our consultants, we record share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed.

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

As outlined in “Item 4.C — Information on the Company — Organizational Structure,” we operate a number of subsidiaries and through our VIEs, schools, tutoring centers, college and career enhancement centers in China. The following is a summary of the types and rates of taxation to which our China entities are subject to.

Business tax

For those schools and college in China providing degree-oriented education services, they are exempted from paying business tax on revenue generated from both these services and any accommodation revenue associated with degree-oriented education. For all other entities in China, as well as for any revenue generated by schools and college for non-degree-oriented education services, business tax of between 3% and 5% of gross revenues is payable.

Income tax

Current income taxes are provided for in accordance with the laws and regulations set out below. Deferred income taxes are recognized when temporary differences exist between the tax bases and their reported amounts in the consolidated financial statements.

Corporate entities

Prior to January 1, 2008, our foreign invested enterprises, or FIEs, were taxed in accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” and the related implementing rules. Our VIEs, together with any other PRC domestic companies within our group, were taxed in accordance with local income tax laws. These companies were generally subject to an enterprise income tax rate of 33%, except those with preferential tax treatment as described below.

On January 1, 2008, the CIT Law became effective which unified the income tax rate for both domestic and foreign invested enterprises. Under the CIT Law the standard income tax rate for our subsidiaries and VIEs is 25%.

The CIT Law also imposes a withholding income tax rate of 10% on dividends distributed by an FIE to its immediate holding company outside of China. However, a lower withholding income tax rate of 5% would be applied after the immediate holding company was registered in Hong Kong and could satisfy the criteria of a beneficial owner set out in Circular Guoshuihan (2009) No. 601, a circular issued by the State Administration of Taxation on October 27, 2009 on how to understand and identify a beneficial owner in tax treatments. Such withholding income tax was exempted under the previous income tax laws. A joint circular issued by the Ministry of Finance and State Administration of Taxation on February 22, 2008 clarified that the withholding income tax is only to be paid for earnings generated after January 1, 2008. According to the CIT Law and a circular promulgated by the PRC State Administration of Taxation on December 10, 2009, in addition to the withholding income tax on dividends distributed by an FIE, the immediate holding company of an FIE will also be subject to an income tax at the rate of 10% for capital gain realized from transferring the equity interests in such FIE to third parties, and shall file and pay such tax within seven days after the date of the transferring agreement. Furthermore, when the de facto controlling shareholder who controls an FIE through an intermediate controlling entity, “indirectly transfers” the equity interests in such FIE by selling the intermediate controlling entity, such de facto controlling shareholder shall also file with the PRC tax authorities in some cases and may be subject to the PRC corporate income tax for the capital gain realized in such sale.

We have determined that our FIEs in China will not declare any dividends on which withholding tax should be paid and therefore no withholding tax has been accrued on the retained earnings of its FIEs in China.

In March 2007, Ambow Online was certified as a “new and high-technology enterprise” and a “software enterprise”, from which Ambow Online was entitled to choose to enjoy preferential tax treatment in either name. Ambow Online chose to apply for preferential tax treatment as a “software enterprise”. As a result, it has been entitled to a two-year income tax exemption since 2008 and will be subject to 12.5% corporate income tax for another three years. This may be followed by a 15% tax rate for so long as Ambow Online continues to qualify as a “new and high-technology enterprise.” If Ambow Online ceases to qualify for the current preferential corporate income tax rate, we will consider options that may be available at the time that would enable it to qualify for other preferential tax treatment.

Ambow Yuhua was also recognized as a “software enterprise”, and is entitled to a tax exemption from income tax on its profits for 2011. As a result, Ambow Yuhua will enjoy a two-year income tax exemption from 2011 and will be subject to 12.5% corporate income tax for another three years. If Ambow Yuhua ceases to qualify for the current preferential corporate income tax rate, we will consider options that may be available at the time that would enable it to qualify for other preferential tax treatment.

Other than Ambow Online and Ambow Yuhua, certain of the affiliated entities of our VIEs were recognized as “Software Enterprises.” One of these entities was exempt from income tax on profits for 2005 and 2006, and was subject to a 50% reduction in income tax rate from 2007 to 2009 while the other entity was exempt from income tax for 2008 and 2009 and is subject to a 50% reduction in income tax rate from 2010 to 2012.

Private schools and college

Our private schools and college, being privately run non-enterprise institutions, acquired in 2008 and 2009 are registered as private schools that either do or do not require a reasonable return. Prior to January 1, 2008, these private schools and college were subject to income tax determined in accordance with the Law for Promoting Private Education (2003) and the 2004 Implementing Rules, as well as the Notice on Tax Policy for Educational Institutions and Notice on Several Preferential Tax Policy jointly issued by the PRC Ministry of Finance and the State Administration of Taxation, collectively referred to as the 2003 Education Law. Under these laws and regulations, private schools or a college not requiring reasonable returns were treated in a similar manner to public schools and were generally not subject to income tax. While it is indicated in the 2004 Implementing Rules that the relevant authorities under the State Council may consider formulating separate preferential tax treatment policies applicable to private schools requiring reasonable returns, no such tax preferential policy has been promulgated yet. As a result, the tax treatment applied to our schools and college varies among different cities.

Under the CIT Law there are specific criteria that should be met to qualify as a not-for-profit entity that is exempt from corporate income tax, and the preferential corporate income tax policy for education institutions under the 2003 Education Law has been superseded. No detailed implementation guidance has been provided to local tax authorities on how to apply these changes to schools and college. Some of the schools and college we have acquired have been able to obtain preferential tax treatment from the local tax authorities or to agree with local tax authorities on a fixed amount of income tax payable for prior years. Where such preferential tax treatment or fixed amount payable has not been confirmed by the tax authorities, we have made a full provision for income taxes payable based on our understanding of the 2003 Education Law and the CIT Law. No provision has been made for interest or late payment fees for such provision.

For our schools and college that we have acquired in 2008 and 2009, we have recorded a tax liability for estimated liabilities brought forward at the date of acquisition. At the same time, we have recorded an asset to recognize that all of the sellers of these schools have agreed to indemnify us against any taxes that may be payable for periods prior to the date of acquisition.

The determination of our provision for income taxes, particularly for private schools and college is subject to uncertainty. The strict application of the CIT Law indicates that certain of our private schools and college are subject to income tax of 25% after January 1, 2008. For those private schools and college where the tax authorities have not determined a deemed fixed amount or deemed fixed rate for the purposes of calculating income tax payable, we have assumed that income tax of 25% is payable. However, as of December 31, 2011, no detailed implementation guidance has been provided to local tax authorities on how to apply the CIT Law to private schools and college. It is possible that, upon the introduction of the detailed implementation guidance, we may find ourselves in a position whereby income tax is not payable for periods prior to the release of the detailed guidance.

The amount of income tax payable by our PRC subsidiaries, VIEs, schools and college in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, such PRC subsidiaries, and our effective tax rate depends partially on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. If further detailed guidance is issued by the State Administration of Taxation on how to apply the CIT Law to schools and colleges this may also have an impact on the amount of income tax payable by our own schools and college.

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

Revenue recognition

Our revenue is primarily generated from delivering educational programs and services and sales of software products. Our customers include mainly students attending classes at our own schools, training centers or college; students attending classes run by our cooperative partners; corporate clients attending our outbound and management training classes; and distributors whom we sell our software products and services to.

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured. Revenues presented in the consolidated financial statements represent revenues from educational program and services, and sales of software products. If any of the aforementioned criteria are not met, we defer recognizing the revenue until such time as all criteria are met.

Sales to distributors

Sales to distributors include sales of educational programs and services which mainly consist of career enhancement and corporate training programs where the end user accesses content through the Company’s server or sales of software products where the end user accesses content on a compact disk with no further interaction with the Company.

We recognize revenues from sales to distributors with a proven historical payment record as described below for the relevant service or product. If collectability cannot be reasonably assured, especially for sales to distributors for which no historical payment record exists, revenue starts to be recognized upon the collection of cash attributable to the revenue.

Sales to distributors in 2011 represented 20.7% of total net revenues in 2011, as compared to 15.5% in 2010 and 18.4% in 2009.

Educational programs and services

Educational programs and services primarily consist of primary and secondary curriculum education, university curriculum education, tutoring programs that supplement primary and secondary curriculum education and career enhancement and other corporate training programs that are provided directly or indirectly to customers, where we are responsible for delivery of the programs and services. For the curriculum education programs, the tuition revenue, including accommodation, is recognized on a straight-line basis over the length of the course, which is typically over a period of a semester. For tutoring programs, tuition revenue is recognized on a straight-line basis over the period during which tutoring services are provided to students. Educational materials revenue, which is immaterial and has not been disclosed separately, relates to the sales of books, course materials, course notes for which we recognize revenue when the materials have been delivered to students.

Education programs and services also include programs offered online which could be accessed through a username and password. Career enhancement services such as CCEP, CBS and the Career GPS System have been offered to students and other customers either directly to students or distributors. Revenue attributable to these service offerings is recognized on a straight-line basis over the length of the course, which is typically one to three months.

In accordance with ASU No.2009 -13, we treat service contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and to recognize revenue on a periodic basis during the contract periods when each deliverable service was provided. Since the contract price is for all the deliverables under the contract, we allocate the contract price among all the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by ASU No.2009 - 13. We use (a) vendor-specific objective evidence of selling price, if it exists; otherwise, (b) third -party evidence of selling price. If neither (a) nor (b) exists, we will use (c) management’s best estimate of the selling price for that deliverable.

Sales of software products

Software product revenues relate to revenues from the sale of educational compact disks (“CDs”) either directly to students or to distributors or educational content downloaded through the internet. Major software products sold include Bopo English and our Practice and Training platform. The sales arrangements do not include post customer support services and we do not provide customers with upgrades. We recognize revenue for these products in accordance with U.S. GAAP guidance on software revenue recognition, (i.e. revenue is recognized from the sale of software products when delivery has occurred based on purchase orders, contracts or other documentary evidence, provided that collection of the resulting receivable is reasonably assured).

If a sales contract stipulates more than one deliverable and includes the sale of software products, the deliverables are considered as multiple accounting units in accordance with ASC Topic 985, “Revenue”, the total revenue on such arrangements is allocated among the individual deliverables based on their relative fair values. For example, we have arrangement where sales of software products are bundled with sales of educational services. In such arrangement, the software product is delivered initially before the provision of services. If sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement. Revenue is recorded net of business tax and surcharges.

Ambow Online, Ambow Yuhua, and Shandong Software Companies, which are the companies from which we sell our software products, are each subject to 17% VAT for the revenues from software products sold in the PRC. Companies that fulfill certain criteria set by the relevant authorities including developing their own software products and registering the software product with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess of VAT paid over and above 3% of net revenues.

For all years presented, Ambow Online and the Shandong Software Companies have met these criteria and therefore were entitled to the VAT refund. Ambow Yuhua has met these criteria and was entitled to the VAT refund since 2011.

Suzhou Yisi Chuangyi Technology Co., Ltd., or Suzhou Career Enhancement, was a small scale VAT taxpayer in 2009, and was subject to 3% VAT on the revenue from software products sold within the PRC. From January 1, 2010, Suzhou Career Enhancement was changed from a small scale VAT taxpayer to a general VAT tax payer and is subject to 17% VAT on the revenues from software products sold in the PRC.

We have adopted gross presentation for VAT, by which VAT is included in revenues and cost of revenues, because we consider our 17% VAT obligation and our entitlement to a 14% VAT refund as one integrated preferential VAT policy.

Barter transactions

For barter transactions, we recognize revenue and expense at fair value.  For barter transactions involving the receipt of advertising services, we recognize revenue and expense at fair value only if the fair value of the advertising services received in the transaction are determinable.  We had no barter transactions in 2009 and 2010.  In 2011, we had software sales of RMB 37.3 million to companies with which we had also entered into arrangements for those customers to provide us advertising services. Both the software sales and the advertising services were separate cash transactions, but given the timing proximity of the transaction to each other, we accounted for these in accordance with our barter transaction accounting policy.

Business combinations

We accounted for acquisitions made in the year ended December 31, 2008 using the acquisition method in accordance with SFAS 141 “Business Combinations”.

We adopted on a prospective basis SFAS 141(R) business combinations (now codified as ASC Topic 805, Business Combinations) in January 2009. This guidance significantly changed how business acquisitions were accounted for and impacts financial statements both on the acquisition date and in subsequent periods. We accounted for acquisitions made in the years ended December 31, 2009, 2010 and 2011 using the acquisition method in accordance with ASC Topic 805.

Intangible assets, net

Finite lived intangible assets are initially recorded at fair value when acquired in a business combination and are amortized on a straight-line basis except student populations and customer relationships which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. We review identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (see Note 7-”Intangible assets, net” for additional information):

Software	3 years to 5 years
Student populations	2.8 years to 15 years
Customer relationships	1.8 years to 5.7 years
Cooperative agreements	1.3 years to 10 years
Favorable leases	0.8 years to 20 years
Non compete agreement	3 years to 4.5 years
Trade names	Indefinite

We have determined that trade names have the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective trade names. Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually in the fourth quarter or more frequently if events or circumstances indicate that the assets may be impaired. Such impairment test consists of a comparison of the fair values of the trade names with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names exceed their fair values.

Goodwill

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired with the following two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. The fair value of each reporting unit is established using a combination of expected present value of future cash flows and income approach valuation methodologies. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. A reporting unit constitutes a business for which discrete profit and loss financial information is available. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Determining when to test for impairment, our reporting units, the fair value of a reporting unit and the fair value of assets and liabilities within a reporting unit, requires judgment and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain.

Significant changes in the economic characteristics of components or reorganization of an entity’s reporting structure can sometimes result in a re-assessment of the affected operating segment and its components to determine whether reporting units need to be redefined where the components are no longer economically similar. Therefore, Beijing 21st Century International School was tested for impairment as its own reporting unit at the date that a decision was made to dispose of the school and this led to an impairment loss of RMB 25,336 (US$4,025) for the year ended December 31, 2011. Please refer to Note 8 of the financial statements for details.

We perform impairment tests in the fourth quarter of each year. At the latest impairment test date, the fair value of our reporting units was significantly in excess of carrying value.  As of September 30, 2011, if the discount rates (weighted average cost of capital used in our analysis) had been 100 basis points higher than those estimated for each reporting unit and all other assumptions were held constant, the goodwill  impairment test would have resulted in the same conclusion.  Similarly, if the long-term growth rates had been 100 basis points lower than those estimated for each reporting unit and all other assumptions were held constant, the goodwill impairment test would have resulted in the same conclusion.

Future changes in the judgements and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units and could result in additional impairment of goodwill.

Except for the impairment loss recognized in relation to entities disposed or in the process of being disposing in 2011, no other goodwill impairment loss was recognized for any years presented.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets. We did not incur impairment losses related to long-lived assets during the years ended December 31, 2009 and 2010. During the year ended December 31, 2011 we recorded impairment losses in relation to entities disposed of or in the process of being disposed of as of December 31, 2011. No other impairment losses relating to long-lived assets were recognized during the year ended December 31, 2011.

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

We adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Significant judgment is required in evaluating the uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. For the years ended December 31, 2009, 2010 and 2011, we did not have any interest and penalties associated with tax positions.

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

Long-lived assets to be disposed of

We account for a long-lived asset to be disposed of other than by sale in accordance with the provisions of ASC sub-topic 360-10 (“ASC 360-10”), “Impairment and Disposal of Long-lived Assets”, where such long-lived asset continues to be classified as held and used until it is disposed of. When a long-lived asset ceases to be used, the carrying amount of the asset is written down to its salvage value, if any.

We account for a long-lived asset or disposed group to be sold in accordance with the provisions ASC 360-10, where such long-lived asset or disposal group is classified as held for sale in the period in which all six criteria are met; (1) a plan to sell the asset has been committed to by management; (2) the asset can be sold in its current condition; (3) an active plan has been initiated to find a buyer; (4) it is probable that the asset will be sold and the sale will be completed within one year and will qualify as a completed sale; (5) the sales price is reasonable relative to the asset’s current fair value and the entity is actively marketing the asset; and (6) it is unlikely that the plan to sell the asset will be withdrew or changed significantly. A long-lived asset or disposal group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and it is presented separately in the balance sheets. Long-lived assets reclassified as held for sale are not depreciated or amortized.

We follow ASC sub-topic 205-20 (“ASC 205-20”), “Presentation of Financial Statements” in our accounting for a component of the Company that has been disposed of or is classified as held for sale and has operations and cash flows that can be clearly distinguished from the rest of the Company. Such component is reported as discontinued operations. In the period in which a component has been disposed of or classified as held for sale, the results of operations, including any gain or loss after tax recognized in accordance with ASC 360-10, less applicable income taxes (benefit), for the periods presented are reclassified into line items of income separately from net income (loss) from continuing operations before extraordinary items (if applicable), in the statements of operations.

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

Summary of Consolidated Statements of Operations

	For the Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
Educational programs and services	613,611	1,002,458	1,321,141	209,908
Software products	123,104	214,663	348,071	55,303
Total net revenues	736,715	1,217,121	1,669,212	265,211
COST OF REVENUES:
Educational programs and services	(346,092)	(513,083)	(684,638)	(108,778)
Software products	(10,750)	(13,721)	(30,694)	(4,877)
Total cost of revenues	(356,842)	(526,804)	(715,332)	(113,655)
GROSS PROFIT	379,873	690,317	953,880	151,556
Operating expenses:
Selling and marketing (1)	(127,688)	(235,683)	(353,425)	(56,154)
General and administrative (1)	(136,466)	(220,602)	(329,913)	(52,418)
Research and development (1)	(16,968)	(27,553)	(39,541)	(6,282)
Impairment loss (1)	—	—	(25,336)	(4,025)
Total operating expenses	(281,122)	(483,838)	(748,215)	(118,879)
OPERATING INCOME	98,751	206,479	205,665	32,677
OTHER INCOME (EXPENSE)	(4,130)	(12,140)	(27,634)	(4,391)
Income before income tax, non-controlling interest, and discontinued operations	94,621	194,339	178,031	28,286
Income tax expense	(2,772)	(37,635)	(42,231)	(6,710)
INCOME FROM CONTINUING OPERATIONS	91,849	156,704	135,800	21,576
Income (loss) from and (Loss) on sale of discontinued operations, net of income tax	46,172	54,995	(119,581)	(19,000)
NET INCOME	138,021	211,699	16,219	2,576
Non-controlling interest	215	4,333	4,966	789
NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	138,236	216,032	21,185	3,365
Preferred shares redemption value accretion	(157,877)	(94,209)	—	—
Allocation of net income to participating preferred shareholders	(93,611)	(55,534)	—	—
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(113,252)	66,289	21,185	3,365

(1)          Includes depreciation and amortization of RMB45,496, RMB86,474 and RMB114,906 (US$18,257) for the years ended December 31, 2009, 2010 and 2011, respectively.

Year ended December 31, 2011 compared with year ended December 31, 2010

Net revenues.    Our net revenues increased by 37.1% from RMB1,217.1 million to RMB1,669.2 million (US$265.2  million) in 2011. This increase was primarily due to business expansion in Tutoring and Career Enhancement segments, as well as higher educational services and software product sales to distributors. The growth in the Tutoring and Career Enhancement segment is driven by organic growth and acquisitions.

Cost of revenues.     Our cost of revenues increased by 35.8% from RMB526.8 million in 2010 to RMB715.3 million (US$113.7 million) in 2011. This increase was primarily due to additional costs including teaching fees and rental payments associated with the increase in revenues.

 Gross profit.     Gross profit as a percentage of our net revenues increased from 56.7% in 2010 to 57.1% in 2011. The increase in our gross margin from 2010 to 2011 was primarily due to better utilization of facilities, increase in the sale of software products as well as the recognition of additional course fees in our college.

Operating expenses.    Our total operating expenses increased by 54.7% from RMB483.8 million in 2010 to RMB748.2 million (US$118.9 million) in 2011. This increase resulted from increases in all of our operating cost and expense line items, especially selling and marketing, and general and administrative expenses.

•                  Selling and marketing expenses.    Our selling and marketing expenses increased by 49.9% from RMB235.7 million in 2010 to RMB353.4 million (US$56.2 million) in 2011. This increase was primarily due to higher expenses in branding and advertising incurred associated with the growth of Tutoring and Career Enhancement segments.

•                  General and administrative expenses.    Our general and administrative expenses increased by 49.5% from RMB220.6 million in 2010 to RMB329.9 million (US$52.4 million) in 2011. The increases were driven by increases in headcount-related expenses, professional service fees, amortization of intangibles and rental expenses associated with new acquisitions and the organic growth of business as well as an increased bad debt provision in 2011.

•                  Research and development expenses.    Our research and development expenses increased by 43.1% from RMB27.6 million in 2010 to RMB39.5 million (US$6.3 million) in 2011. This increase was primarily due to increased headcount-related expenses and outside services.

•                  Impairment loss.    The impairment loss of RMB 25.3 million (US$4.0 million) relates to Beijing 21st Century International School.  The Company has initiated the disposal process of Beijing 21st Century International School in December 2011.

Other income (expense), net.    We recorded net other expenses of RMB27.6 million (US$4.4 million) in 2011, compared to net other expenses of RMB12.1 million in 2010.  The increase was mainly because of higher imputed interest expense in 2011, though it was partially offset by increased governmental subsidy income.

 Income tax expenses.    Our income tax expense increased from RMB37.6 million in 2010 to RMB42.2 million (US$6.7 million) in 2011. This change was primarily due to higher taxable income generated in 2011.

Income from continuing operations.    Our income from continuing operations decreased from RMB156.7 million in 2010 to RMB135.8 million (US$21.6 million) in 2011. This change was primarily due to higher net revenue generated in 2011 partially offset by increased costs and expenses.

Income(loss) from and (loss) on sale of discontinued operations, net of income tax.     Our loss from discontinued operation, net of income tax was RMB 119.6 million (US$19.0 million) in 2011, compared to income from discontinued operations, net of income tax, of RMB 55.0 million in 2010. This change was primarily due to the impairment loss of RMB 9 million (US$1.4 million) arising from Beijing Century College, which the Company has initiated the disposal process in December 2011, as well as the impairment loss of RMB118.0 million (US$18.7 million) recognized prior to the sale of one career enhancement center and three tutoring subdivisions.

 Net income.   According to above mentioned factors, our net income decreased by 92.3% from RMB211.7 million in 2010 to RMB16.2 million (US$2.6 million) in 2011.

Preferred shares redemption value accretion.    Our preferred shares redemption value accretion decreased from RMB94.2  million in 2010 to nil in 2011. This decrease was due to the automatic conversion of all our preferred shares into ordinary shares upon the successful completion of our IPO in August 2010.

Allocation of net income to participating preferred shareholders.    Our allocation of net income to participating preferred shareholders decreased from RMB 55.5 million in 2010 to RMB nil million (US$ nil million) in 2011. This decrease was due to the automatic conversion of all our preferred shares into ordinary shares upon the successful completion of our IPO in August 2010.

Net income (loss) attributable to ordinary shareholders.     We recorded net income attributable to ordinary shareholders of RMB21.2 million (US$3.4 million) in 2011, compared to a net income attributable to ordinary shareholders of RMB66.3 million in 2010 . This increase was primarily because there was no preferred shares redemption value accretion and allocation of net income to participating preferred shareholders in 2011.

Year ended December 31, 2010 compared with year ended December 31, 2009

Net revenues.    Our net revenues increased by 65.2% from RMB736.7 million in 2009 to RMB1, 217.1 million (US$193.4 million) in 2010. This increase was primarily due to strategic acquisitions and strong demand for our learning engine. Ambow’s learning engine is a proprietary intelligence system designed to provide students with an individualized learning experience.

Cost of revenues.    Our cost of revenues increased by 47.6% from RMB356.8 million in 2009 to RMB526.8 million (US$83.7 million) in 2010. This increase was primarily due to costs associated with the increase in number of teachers and rental area expansion accompanied by business growth.

Gross profit.    Gross profit as a percentage of our net revenues increased from 51.6% in 2009 to 56.7% in 2010. The increase in our gross margin from 2009 to 2010 was primarily due to increased demand for premium services as well as better utilization of facilities in tutoring and career enhancement.

Operating expenses.    Our total operating expenses increased by 72.1% from RMB281.1 million in 2009 to RMB483.8 million (US$76.9 million) in 2010. This increase resulted from increases in all of our operating cost and expense line items, especially selling and marketing and general and administrative.

•                  Selling and marketing expenses.    Our selling and marketing expenses increased by 84.6% from RMB127.7 million in 2009 to RMB 235.7 million (US$37.4 million) in 2010. This increase was primarily due to corporate branding and advertising.

•                  General and administrative expenses.    Our general and administrative expenses increased by 61.6% from RMB136.5 million in 2009 to RMB220.6 million (US$35.1 million) in 2010. The increases were driven by increases in headcount related expenses, professional service fees and ongoing costs of being a public company.

•                  Research and development expenses.    Our research and development expenses increased by 62.4% from RMB17.0 million in 2009 to RMB27.6 million (US$4.4 million) in 2010. This increase was primarily due to increased headcount related expenses and outside services.

Other income (expense), net.    We recorded net other expenses of RMB12.1 million (US$1.9 million) in 2010, compared to net other expenses of RMB4.1 million in 2009. This change was primarily due to foreign exchange losses in 2010.

Income tax expenses.    Our income tax expense increased from RMB2.8 million in 2009 to RMB37.6 million (US$6.0 million) in 2010. This change was primarily due to our subsidiary Ambow Online being subject to 12.5% income tax in 2010 as compared to being exempted from income tax in 2009.

Net income.    Our net income increased by 53.4% from RMB138.0 million in 2009 to RMB211.7 million (US$33.6 million) in 2010. This increase was primarily due to higher net revenue generated in 2010 partially offset by increased costs and expenses as we were able to generate higher gross profits from each of our four operating segments in 2010 as compared to 2009.

Preferred shares redemption value accretion.    Our preferred shares redemption value accretion decreased from RMB157.9 million in 2009 to RMB94.2 million (US$15.0 million) in 2010. This decrease was due to the automatic conversion of all our preferred shares into ordinary shares upon the successful completion of our IPO in August 2010.

Allocation of net income to participating preferred shareholders.    Our allocation of net income to participating preferred shareholders decreased from RMB93.6 million in 2009 to RMB55.5 million (US$8.8 million) in 2010. This decrease was due to the automatic conversion of all our preferred shares into ordinary shares upon the successful completion of our IPO in August 2010.

Net income (loss) attributable to ordinary shareholders.    We recorded net income attributable to ordinary shareholders of RMB66.3 million (US$10.5 million), compared to a net loss attributable to ordinary shareholders of RMB113.3 million in 2009. This change was primarily due to decreases in our preferred shares redemption value accretion and allocation of net income to participating preferred shareholders as well as increased net income.

Discussion of segment operations

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
Tutoring	313,245	595,195	777,969	123,607
K-12 schools	131,413	251,635	270,059	42,908
Better Schools net revenues	444,658	846,830	1,048,028	166,515
Career enhancement	249,567	271,350	505,202	80,268

	For the Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
College	42,490	98,941	115,982	18,428
Better Jobs net revenues	292,057	370,291	621,184	98,696
Total net revenues of reportable segments and the company	736,715	1,217,121	1,669,212	265,211
Cost of revenues:
Tutoring	(157,881)	(265,313)	(341,942)	(54,329)
K-12 schools	(81,321)	(141,942)	168,964	(26,846)
Better Schools Cost of revenues	(239,202)	(407,255)	(510,906)	(81,175)
Career enhancement	(97,525)	(77,238)	(168,546)	(26,779)
College	(20,115)	(42,311)	(35,880)	(5,700)
Better Jobs Cost of revenues	(117,640)	(119,549)	(204,426)	(32,480)
Total costs of revenues of reportable segments and the company	(356,842)	(526,804)	(715,332)	(113,655)
Gross profit
Tutoring	155,364	329,882	436,027	69,278
K-12 schools	50,092	109,693	101,095	16,062
Better Schools gross profit	205,456	439,575	537,122	85,340
Career enhancement	152,042	194,112	336,656	53,489
College	22,375	56,630	80,102	12,727
Better Jobs gross profit	174,417	250,742	416,758	66,216
Total gross profit of reportable segments and the company	379,873	690,317	953,880	151,556
Gross margin
Tutoring	49.6%	55.4%	56.0%	56.0%
K-12 schools	38.1%	43.6%	37.4%	37.4%
Better Schools gross margin	46.2%	51.9%	51.3%	51.3%
Career enhancement	60.9%	71.5%	66.6%	66.6%
College	52.7%	57.2%	69.1%	69.1%
Better Jobs gross margin	59.7%	67.7%	67.1%	67.1%
Total gross margin of reportable segments and the company	51.6%	56.7%	57.1%	57.1%

Year ended December 31, 2011 compared with year ended December 31, 2010

Tutoring

Net revenues from our tutoring segment increased from RMB595.2 million in 2010 to RMB778.0 million (US$123.6 million) in 2011. This increase was primarily due to the revenue growth resulting from the new centers opened, the increase in the sale of software products as well as acquisitions of two tutoring businesses in 2011.

Cost of revenues from our tutoring segment increased from RMB 265.3 million in 2010 to RMB341.9 million (US$54.3 million) in 2011. This increase was primarily due to higher costs in line with the business growth and new acquisitions.

Gross profit as a percentage of our net revenues from our tutoring segment was 55.4% in 2010 and 56.0% in 2011. The improved gross profit margin was primarily attributable to better utilization of facilities and higher software sales which command a higher gross margin, though offset partly by the effect of opening new centers.

K-12 schools

Net revenues from our K-12 schools segment increased from RMB251.6 million in 2010 to RMB270.1 million (US$42.9 million) in 2011. This increase was primarily due to tuition fee increase in some of our K-12 programs.

Cost of revenues from our K-12 schools segment increased from RMB141.9 million in 2010 to RMB169.0 million (US$ 26.9 million) in 2011. This increase was primarily due to the increase in headcount related-costs and depreciation.

Gross profit as a percentage of our net revenues from our K-12 schools segment was 43.6% in 2010 and 37.4% in 2011. Decrease in the gross profit margin was mainly due to higher headcount-related costs and depreciation.

Career enhancement

Net revenues from our career enhancement segment increased from RMB271.4 million in 2010 to RMB505.2 million (US$80.3 million) in 2011. This increase was primarily due to acquisitions of five new career enhancement businesses and our expanding offerings such as CCEP and CBS. CCEP teaches students soft skills, including innovation ability, time management, effective communication, and workplace etiquette, through a blended learning approach that integrates offline expert teachers and online learning. CBS is an online interactive management training program targeted for corporate clients.  Some CBS modules have been specifically tailored to advertising companies.  Included within our CBS sales we made separate sales of RMB 37 million (US$5.9 million) in 2011 to companies which provided us with advertising services.

Cost of revenues in our career enhancement segment increased from RMB77.2 million in 2010 to RMB 168.5 million (US$26.8 million) in 2011, which was primarily due to the higher costs in line with the business growth and new acquisitions.

Gross profit as a percentage of our net revenues from our career enhancement segment was 71.5% in 2010 and 66.6% in 2011. The decline in gross margin was mainly because of a change in the revenue mix.

College

Net revenues from our colleges segment increased from RMB98.9 million in 2010 to RMB116.0 million (US$18.4 million) in 2011. This increase was primarily due to the recognition of additional course fees during 2011.  At the time of the acquisition of a college in 2009, these types of fees were considered to be potentially repayable if a student did not complete his or her course and no revenue was recognized.  In 2011, sufficient evidence has been obtained to support the recognition of fees upon the graduation of the student, and an adjustment for the change in accounting estimate was made for 2011 and prior years.

 Cost of revenues from our colleges segment decreased from RMB42.3 million in 2010 to RMB 35.9 million (US$5.7 million) in 2011.  This decrease was primarily because certain student-related costs were netted against the corresponding revenue in 2011, while in 2010, these costs were recorded on a gross basis. The change in accounting arose as a result of changes in student accommodation contracts.

Gross profit as a percentage of our net revenues from our colleges segment was 57.2% in 2010 and 69.1% in 2011. The increase in gross profit margin was because of the recognition of additional course fees.

Year ended December 31, 2010 compared with year ended December 31, 2009

Tutoring

Net revenues from our tutoring segment increased from RMB313.2 million in 2009 to RMB595.2 million (US$94.6 million) in 2010. This increase was primarily due to strategic growth by acquisition as well as the growing demand of learning engine and premium services.

Cost of revenues from our tutoring segment increased from RMB157.9 million in 2009 to RMB265.3 million (US$42.2 million) in 2010. This increase was primarily due to the increase in line with the offering of more premium services.

Gross profit as a percentage of our net revenues from our tutoring segment was 49.6% in 2009 and 55.4% in 2010. The improved gross profit margin was primarily attributable to the better utilization of facilities.

K-12 schools

Net revenues from our K-12 schools segment increased from RMB131.4 million in 2009 to RMB251.6 million (US$40.0 million) in 2010. This increase was primarily due to a full year of net revenues from the acquisitions of three K-12 school acquisitions completed in 2009 and revenue from our international summer and winter program.

Cost of revenues from our K-12 schools segment increased from RMB81.3 million in 2009 to RMB141.9 million (US$22.5 million) in 2010. This increase was primarily due to a full year of cost of revenues from the acquisitions of three K-12 school acquisitions completed in 2009.

Gross profit as a percentage of our net revenues from our K-12 schools segment was 38.1% in 2009 and 43.6% in 2010.

Career enhancement

Net revenues from our career enhancement segment increased from RMB249.6 million in 2009 to RMB271.4 million (US$43.1 million) in 2010. This increase was primarily due to a full year of net revenues from the acquisitions of twelve career enhancement centers completed in 2009, and our expanding offering such as CCEP in the existing learning centers. CCEP teaches students soft skills, including innovation ability, time management, effective communication, and workplace etiquette, through a blended learning approach that integrates offline expert teachers and online learning.

Cost of revenues in our career enhancement segment decreased from RMB97.5 million in 2009 to RMB77.2 million (US$12.3 million) in 2010. This decrease is primarily due to better utilization of our facilities and reduction of costs paid to sales agents for their services under the old sales model deferred from prior years.

Gross profit as a percentage of our net revenues from our career enhancement segment was 60.9% in 2009 and 71.5% in 2010.

College

Net revenues from our colleges segment increased from RMB42.5 million in 2009 to RMB98.9 million (US$15.7 million) in 2010. We acquired our two colleges in the second and third quarters of 2009, which led to recognition of a full year’s revenue for the year of 2010.

Cost of revenues from our colleges segment increased from RMB20.1 million in 2009 to RMB42.3 million (US$6.7 million) in 2010. We acquired our two colleges in the second and third quarters of 2009, of which one college has been classified as discontinued operations and the other one was included in the continuing operations. Full year’s cost incurred in 2010 was in relation to the one included in the continuing operations.

Gross profit as a percentage of our net revenues from our colleges segment was 52.7% in 2009 and 57.2% in 2010.

B.                                    Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and financing activities. Our financing activities consist primarily of our private placements of preferred shares to investors, bank loans we started to borrow in 2009 and the issuance of ordinary shares in our IPO. As of December 31, 2011, we had RMB470.7 million (US$74.8 million) in unrestricted cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of our VIEs and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our VIEs or their respective subsidiaries. However, a portion of the cash balances of our VIEs and their respective subsidiaries is paid to us pursuant to our contractual arrangements with our VIEs and their respective subsidiaries. See “Item 7.B —Related Party Transactions—Contractual arrangements with our VIEs and their respective subsidiaries and shareholders.”  As of December 31, 2011.  We had RMB402.6 million (US$64.0 million) in unrestricted cash and cash equivalents from our VIEs.

We expect our cash and cash equivalents will be sufficient to fund our operating and capital investment needs for the next twelve months. During 2011, we made strategic acquisitions to grow our business, and therefore had used up a significant amount of cash. Going forward, our focus is more on organic growth, and thus expect our cash requirements for strategic acquisitions will be much lower than prior periods, and the available sources of fund will be used to meet daily operating expenses, financing obligations and construction of training centers.

We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition fees we are able to charge to students in our K-12 schools and college, annual enrollment quota placed on our college the economic benefits we have received from the subsidiaries of our VIEs attributable to the sale of products or provision of services to these entities and the economic benefits we may receive from our VIEs directly through payments under the Technology Service Agreements or Exclusive Cooperation Agreements. To date, we have not received any payments under these agreements. We intend to finance future business expansion through various sources of capital, including internally generated cash flow, debt borrowings or other forms of financings.

In 2011, net cash used in the year ended December 31, 2011 primarily related to the purchase of property and equipment of RMB 284.8 million (US$45.3 million), acquisitions of learning centers, net of cash acquired of RMB90.9 million (US$14.4 million), prepayment of a long-term lease of RMB 53.0 million (US$8.4 million), and deposits for leasehold improvements of RMB 65.0 million (US$10.3 million).

In addition to growing our existing business, as part of our expansion strategy, we may also explore with certain of our A+ Alliance partners the option to convert them to our own schools and learning centers through business combinations and, to a lesser extent, make acquisitions of other businesses that complement our operations when suitable opportunities arise.

Condensed summary of our cash flows

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US
	(in thousands)
Net cash provided by/(used in) operating activities	523,094	456,914	296,705	47,142
Net cash used in investing activities	(802,365)	(392,364)	(494,558)	(78,577)
Net cash provided by/(used in) financing activities	(86,500)	406,598	(46,216)	(7,343)
Cash and cash equivalents included in assets held for sale	—	—	(139,099)	(22,101)
Effects of exchange rate changes on cash and cash equivalents	(3,127)	(11,774)	(15,450)	(2,455)
Net change in cash and cash equivalents	(368,898)	459,374	(398,618)	(63.334)
Cash and cash equivalents at beginning of period	778,824	409,926	869,300	138,118
Cash and cash equivalents at end of year	409,926	869,300	470,682	74,784

Operating activities

Net cash provided by operating activities amounted to RMB296.7 million (US$47.1 million) in the year ended December 31, 2011, as compared to net cash provided by operating activities of RMB456.9 million in the year ended December 31, 2010 and net cash provided in operating activities of RMB523.1 million in the year ended December 31, 2009.   Net cash provided by operating activities in the year ended December 31, 2011 was primarily attributable to net income of RMB16.2 million (US$2.6 million), depreciation and amortization of RMB138.4 million (US$22.0 million), an increase in amount of impairment loss from continuing and discontinued operations of RMB 152.6 million (US$24.2 million), an increase in amount accrued and other liabilities of RMB 263.2 million(US$41.8 million), partially offset by an increase in prepaid and other current assets of RMB 335.9 million (US$53.4 million) and an increase in accounts receivable of RMB67.4 million (US$10.7 million), due to the extention of longer credit terms to distributors.  Net cash provided by operating activities in the year ended December 31, 2010 was primarily attributable to net income of RMB211.7 million, a decrease in amount due from related parties of RMB32.1 million, an increase in accrued expenses of RMB75.9 million and an increase in tax accrual of RMB42.0 million, partially offset by an increase in accounts receivable of RMB26.8 million and a decrease of accounts payable of RMB51.2 million.

Investing activities

Net cash used in investing activities amounted to RMB494.6 million (US$78.6 million) in the year ended December 31, 2011 as compared to RMB392.4 million in the year ended December 31, 2010 and RMB802.4 million in the year ended December 31, 2009. Net cash used in investing activities in the year ended December 31, 2011 primarily related to the purchase of property and equipment of RMB 284.8 million(US$45.3 million), acquisitions of learning centers, net of cash acquired of RMB90.9 million(US$14.4 million), prepayment of a long-term lease of RMB 53.0 million (US$8.4 million), and deposit for leasehold improvement of RMB 65.0 million(US$10.3 million). Net cash used in investing activities in the year ended December 31, 2010 primarily related to prepayments for acquisitions, the additional investment in learning centers, classrooms and dormitory improvement, and new centers opening.

Financing activities

Our financing activities consist primarily of short-term and long-term borrowings. Net cash used by financing activities amounted to RMB46.2 million (US$7.3 million) in the year ended December 31, 2011, as compared to net cash provided by financing activities of RMB406.6 million in the year ended December 31, 2010 and cash used in financing activities of RMB86.5 million in the year ended December 31, 2009. Net cash used in financing activities in the year ended December 31, 2011 was attributable to repayments on long-term borrowings of RMB71.0 million (US$11.3 million) and repayments on short-term borrowings of RMB168.1 million (US$26.7 million) ( partially offset by proceeds from short-term borrowings of RMB168.1 million (US$26.7 million) and proceeds from long-term borrowings of RMB18.5 million (US$2.9 million)). Net cash provided by financing activities in the year ended December 31, 2010 was attributable to the issuance of ordinary shares upon our IPO of RMB 447.6 million, proceeds from short-term borrowings of RMB 224.1 million and long-term borrowings of RMB15.5 million, offset by repayments on short-term borrowings of RMB219.0 million and long-term borrowings of RMB62.5 million.

Cash and cash equivalents included in assets held for sale

Cash and cash equivalents included in assets held for sale amounted to RMB139.1 million (US$22.1 million) in the year ended December 31, 2011, which is the cash balance of Beijing Century College as of December 31, 2011.

Long-term and short-term borrowings

We did not have any long-term borrowings as of December 31, 2009.  During 2010 and 2011, we and our affiliated entities entered into various long-term loan agreements in the aggregate amount of RMB115.0 million and RMB 62.5 million, respectively, with local banks with terms ranging from one year to seven years to finance our working capital. None of the loan agreements requires us to comply with financial covenants. Long-term bank borrowings of RMB13.5 million were secured by land and buildings with a net carrying value of approximately RMB34.6 million.

The following table sets forth, as of December 31, 2011 and on an individualized basis, our long-term borrowings’ loan amounts, interest rates, maturity profiles and their classification as either non-current or current liabilities.

						Outstanding indebtedness
Loan	Loan amount		Annual interest rate	Remaining maturity terms	Maturity date	Current portion	Non-current portion
	RMB	USD	%			RMB	RMB
1	6,000,000	953,304	6.72%	284 days	October 2012	6,000,000	—
2	6,000,000	953,304	6.80%	3 year and 8 months	September 2015		6,000,000
3	6,000,000	953,304	6.80%	4 year and 5 months	May 2016		6,000,000
4	6,000,000	953,304	6.80%	2 year and 8 months	September 2014		6,000,000
5	5,000,000	794,420	6.65%	1 year and 8 months	September 2013		5,000,000
6	5,000,000	794,420	6.65%	249 days	September 2012	5,000,000	—
7	8,500,000	1,350,514	8.46%	1 year and 3 months	March 2013		8,500,000
8	4,000,000	635,536	7.98%	1 year and 4 months	May 2013		4,000,000
9	200,000	31,777	7.98%	1 year and 4 months	May 2013		200,000
10	800,000	127,107	7.98%	1 year and 4 months	May 2013		800,000
11	5,000,000	794,420	8.28%	216 days	August 2012	5,000,000	—
12	10,000,000	1,588,840	9.31%	1 year and 4 months	May 2013		10,000,000
Total	62,500,000	9,930,250				16,000,000	46,500,000

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

As of December 31, 2011, our secured short-term bank loans consisted of the following bank loans:

•                  RMB 2 million repayable on January 25, 2012 and bearing interest at 6.97% per annum. The loan was secured by a building with a net carrying value of approximately RMB 8.1 million.

•                  RMB 22.92 million repayable on January 24, 2012 and bearing interest at 6.56% per annum. The loan was secured by some buildings and land use right, with net carrying value of approximately RMB 12.5 million and RMB 13.6 million respectively.

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

As of December 31, 2011, we have the following unsecured short-term bank loans:

•                  RMB 20 million with a maturity date of April 13, 2012 and bearing interest at 6.71% per annum.

•                  RMB 20 million with a maturity date of May 11, 2012 and bearing interest at 6.71% per annum.

•                  RMB 20 million with a maturity date of July 15, 2012 and bearing interest at 6.71% per annum.

•                  RMB 20 million with a maturity date of March 29, 2012 and bearing interest at 8.53% per annum. The loan was guaranteed by a third party.

•                  RMB 3.15 million with a maturity date of January 26, 2012 and bearing interest at 6.56% per annum. The loan was jointly guaranteed by Taishidian, one subsidiary of our minority shareholder and third parties.

•                  RMB 10 million with a maturity date of May 4, 2012 and bearing interest at 7.98% per annum. The loan was guaranteed by a third party.

The weighted average interest rate of short-term bank loans outstanding as of December 31, 2010 and December 31, 2011 was 5.08% and 6.47% per annum, respectively.

Capital expenditures

Our capital expenditures were RMB84.6 million, RMB119.5 million and RMB284.8 million (US$45.3 million) in the fiscal years ended December 31, 2009, 2010 and 2011 respectively. These capital expenditures were incurred primarily for investments in facilities, leasehold improvements, equipment and technology.

During the year we entered into an agreement with a third-party contractor to build new training centers in 2011, ready to be operated by us in 2011 and 2012. Under this original agreement, the responsibility for decorating, renting, and running the training centers would be split between the two parties. As of December 31, 2011, deposits totaling RMB 92.8 (US$14.7 million) had been paid pursuant to this agreement of which RMB 27.8 million (US$4.4 million) was capitalized as leasehold improvement in connection with new training centers which were completed and transferred to the Group to operate before December 31, 2011.

On March 23, 2012, we signed a new agreement to terminate the previous arrangement with a third party contractor and transferred all responsibilities and obligations of the centers to us. Under this agreement, we agreed to pay RMB 139.4 million (US$22.1 million) (inclusive of the cumulative deposits already paid) to take over all training centers which the third party contractor has built for us, as well as acquiring a number of additional training centers which the same third party contractor had operated independently.

In 2012, we expect to incur considerable investments in leasehold improvements to open new learning centers across China.   In addition, we expect to continue our cooperation with local governments to open a number of career enhancement campuses in 2012 and beyond for providing career enhancement services to students.  In connection with the opening of these learning centers and campuses, we expect to invest considerable capital sources in facility upgrades, lab renovation, technology and equipment and similar items to help us provide the best value to our students and to maintain our leading position in these business segments. We currently anticipate financing our capital expenditures in 2012 with the net cash generated from operating activities, bank loans or other forms of financings.

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

Ambow Sihua, Ambow Shanghai and Ambow Shida own and/or operate private schools, tutoring and career enhancement centers in China. At the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of two of our private schools that do not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school (as determined under the generally accepted accounting principles of the PRC), if any. See “Item 3.D —Key Information—Risk Factors—Risks related to regulation of our business and our corporate structure—Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the China Statistics Bureau, the annual average percent change in the consumer price inflation in China was 0.7% in 2009, 3.3% in 2010 and 5.4% in 2011.  Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent accounting pronouncements

See Note 2(e) of Notes to consolidated financial statements for recent accounting pronouncements that could have an effect on us.

C.                                    Research and Development, Patents and Licenses

We have a strong in-house research and development team with 191 software and educational professionals as of December 31, 2011 who help to develop and update our educational content based on the latest official local government curriculum of each of our specific subjects. As of December 31, 2011, we also had 317 part-time and full-time instructors in our career enhancement centers, the majority of whom have prior industry experience. We integrate the best content from our acquired schools, tutoring centers, college and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. We also cooperate with our corporate partners to develop training labs to train students enrolled in our Better Jobs programs with specific skills required by our corporate partners. In 2009, 2010 and 2011, we spent, RMB17.0 million, RMB27.6 million and RMB39.5 million (US$6.3 million), respectively, on research and development expenses.

D.                                    Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see Item 5.A “Operating and Financial Review and Prospects—Operating Results” and 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

E.                                      Off-balance sheet arrangements

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

On October 26, 2011, Dr Jin Huang, chief executive officer of the Company, and holder of more than 10% interest in the voting power of the Company, entered into a participation agreement with, among others, The Baring Asia Private Equity Fund V., L.P. (the “Participation Agreement”). Pursuant to this agreement, Campus Holdings Limited (“Campus”), an affiliate to The Baring Asia Private Equity Fund V., L.P., agreed to invest up to USD 50 million to purchase Class A Shares of the Company through a series of private transactions and on the open market through purchases of American Depositary Shares. See Note 23 to the financial statements for further details.

F.                                      Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2011.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in RMB millions)
Short-term borrowings	126.5	126.5	—	—	—
Operating lease obligations	458.3	109.5	139.2	66.5	143.1
Purchase obligations	48.6	48.6	—	—	—
Long-term borrowings	69.3	22.8	34.5	12.0	—
Consideration payable for acquisitions and others	115.2	54.8	60.4	—	—
Total	817.9	362.2	234.1	78.5	143.1

As of December 31, 2011, our cash consideration obligations related to our past acquisitions were RMB115.2 million (US$18.3 million), among which RMB54.8 million (US$8.7 million) will be paid in 2012 and RMB60.4 million (US$9.6 million) will be paid from 2013 to 2014.

Borrowings include estimated cash interest to be paid over the remaining terms of the debt. In addition to the amounts shown in the table above, we have recorded RMB29.1 million (USD4.6 million) unrecognized tax benefits as liabilities in accordance with ASC 740, and we are uncertain as to if or when such amounts may be settled. We also owe management fees to the universities affiliated with our college for the use of their brand names and administrative support. The amounts of these management fees will be calculated as a percentage of net revenues generated by our college.

Item 6. Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position

Jin Huang	46	President, Chief Executive Officer and Chairman of the Board
Huimin Jenny Zhan	43	Chief Strategy Officer
Gareth Kung	47	Chief Financial Officer
Yisi Gu	55	Senior Vice President and Chief Technology Officer
Senlei Huang	42	Vice President, Sales
Xuejun Xie	45	Vice President, Human Resources and Administration and Director
Jianguo Xue	45	Vice President, Sales
Shasha Chang (1)(2)	54	Director
Mark Robert Harris(1)(2)	42	Director
Lisa Lo(2)	45	Director
Daniel Phillips(1)	48	Director

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

Huimin Jenny Zhan has served as our Chief Strategy Officer since November 2011.  Prior to joining Ambow, since 2002 Ms. Zhan served as a portfolio manager of GMO, a global investment management firm. Ms. Zhan holds a bachelor of engineering degree from East China University of Science and Technology and a master’s degree in chemical engineering from the University of Maryland.  Ms. Zhan is a Chartered Financial Analyst.

Gareth Kung has served as our Chief Financial Officer since December 2011.  Prior to joining Ambow, from November 2009 to July 2011, Mr. Kung served as Chief Financial Officer of Hanwha Solarone Co., Ltd, a China-based Nasdaq-listed solar module manufacturer.  From 2003 to 2009, Mr. Kung served as Group Treasurer and subsequently as Group Controller at Semiconductor Manufacturing International Corporation, a China-based technology company listed on the Hong Kong Stock Exchange and NYSE. Mr. Kung is a Certified Public Accountant in Hong Kong, Australia and Singapore, a fellow of the Association of Chartered Certified Accountants and a Chartered Financial Analyst. Mr. Kung holds a bachelor’s degree in accountancy from National University of Singapore and an MBA from University of Western Ontario.

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

Senlei Huang has served as our Vice President, Sales in charge of our tutoring services since July 2007. Prior to joining Ambow, Mr. Huang served as an Executive Principal at the online school of the High School of Peking University, or HSPU, and Managing Director of PKU School and Lenovo Distance Education Company from December 2000 to July 2007. Mr. Huang holds a bachelor’s degree majoring in public management and administration from Peking University and an EMBA from Tsinghua University.

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

Mark Robert Harris has served as a member of our board of directors since September 2008. Since September 2006, Mr. Harris has served as a Senior Managing Director of Avenue Asia Singapore Pte Ltd., a wealth management advisor. From April 2004 to September 2006, Mr. Harris served as Corporate Financial Controller of Hutchison Telecommunications International Limited, a provider of telecommunications services. Mr. Harris is an active certified public accountant in the United States. Mr. Harris holds a bachelor’s degree in business administration from California Polytechnic State University and an MBA from the University of Chicago, Booth School of Management.

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

B.                                    Compensation

During 2011, the aggregate cash compensation that we paid to our executive officers as a group was RMB7.0 million (US$1.1 million), which includes bonuses, salaries and other benefits that were earned in 2010 and paid in 2011. During 2011, we did not pay any cash compensation to our non-employee directors. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. Other than the above-mentioned contributions mandated by applicable PRC law, we have set aside a total of US$0.08 million for certain pension and insurance plans for our executives. We do not provide our directors with any pension, retirement or similar benefits on termination.

As of March 31, 2012, options to purchase an aggregate of 6,639,475 Class B ordinary shares under our 2005 Stock Plan had been granted to our executive officers, options to purchase an aggregate of 1,400,000 Class A ordinary shares and 200,000 restricted shares of Class A ordinary shares under 2010 Equity Incentive Plan had been granted to our executive officers. The exercise prices of such equity awards range from US$0.00033 to US$4.63 per ordinary share and have expiration dates ranging from February 3, 2015 to December 4, 2021.  For share-based compensation of directors and executive officers, see “—Equity-based compensation plans.”

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

In the event that we terminate Dr. Huang’s employment for cause, or if Dr. Huang voluntarily resigns (other than a resignation for good cause following a change of control), Dr. Huang will not be entitled to receive any severance benefits; provided, that Dr. Huang will be able to exercise any vested and unexercised awards under our equity incentive plans in accordance with the terms set forth therein.

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

“Cause” means that Dr. Huang habitually neglects her duties to us or engages in gross misconduct during the term of the service agreement and “gross misconduct” means her misappropriation of funds, securities fraud, insider trading, unauthorized possession of corporate property, the sale, distribution, possession or use of a controlled substance, conviction of any criminal offense or entry of a plea of nolo contendere (or similar plea) to a charge of such an offense or a breach of the service agreement and failure to cure such breach within ten days after written notice thereof.

“Good cause” means, without Dr. Huang’s express prior written consent, (i) she is assigned duties materially inconsistent with her position, duties, responsibilities, or status with the company which substantially vary from that which existed immediately prior to the change of control, and such reassignment is not directly related to her incapacity, disability or any “cause”; (ii) she experiences a change in her reporting levels, titles, or business location (more than 50 miles from her current business location or residence, whichever is closer to the new business location) which substantially varies from that which existed immediately prior to the change of control, and such change is not directly related to her incapacity, disability or any “cause”; (iii) she is removed from any position held immediately prior to the change of control, or if she fails to obtain reelection to any position held immediately prior to the change of control, which removal or failure to reelect is not directly related to her incapacity or disability, “cause” or death; (iv) she experiences a reduction in salary of more than ten percent below that which existed immediately prior to the change of control, and such reduction is not directly related to her incapacity, disability or any “cause”; (v) she experiences an elimination or reduction of any employee benefit, business expenses, reimbursement or allotment, incentive bonus program, or any other manner or form of compensation available to her immediately prior to the change of control and such change is not otherwise applied to others in the company with her position or title and is not directly related to her incapacity, disability or any “cause”; or (vi) we fail to obtain from any successor, before the succession takes place, a written commitment obligating the successor to perform the service agreement in accordance with all of its terms and conditions.

“Change in control” means (i) any merger, consolidation, or sale of the company such that any individual, entity or group acquires beneficial ownership of 50 percent or more of our voting capital stock, (ii) any transaction in which we sell substantially all of our material assets, (iii) our dissolution or liquidation, (iv) any change in the control of the composition of our board of directors such that the shareholders who as of the date of the service agreement controlled the composition of our board of directors shall cease to have such control, or (v) there has occurred a “change of control,” as such term (or any term of like import) is defined in any of the following documents which is in effect with respect to us at the time in question: any note, evidence of indebtedness or agreement to lend funds to us, any option, incentive or employee benefit plan of us or any employment, severance, termination or similar agreement with any person who is then our employee.

Employment Agreements with our other Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period subject to renewal. We may terminate employment with or without cause in accordance with the Labor Contract Law of the PRC and the applicable PRC regulations. As stipulated under the applicable laws, we may be required to provide severance compensation as expressly required by applicable law. In certain cases, in the event of termination without cause, we are also required to provide severance compensation in accordance with the terms of the applicable employment agreement.

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

Our 2005 Stock Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, or Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, and shares to our employees, directors and consultants and any of our parent and subsidiary corporations’ employees and consultants. Following our IPO, we no longer grant any awards under the 2005 Stock Plan. Instead, we will grant awards under our 2010 Equity Incentive Plan. However, the 2005 Stock Plan will continue to govern the terms and conditions of any outstanding awards previously granted thereunder. As of December 31, 2011, options to purchase 15,901,602 Class B ordinary shares were outstanding and 1,914,088 options were exercised under the 2005 Stock Plan.

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

As of December 31, 2011, we have reserved a total of 21,466,663 Class A ordinary shares for issuance pursuant to our 2010 Equity Incentive Plan.  As of such date, options to purchase 860,700 Class A ordinary shares were outstanding, no options had been exercised and 20,605,963 Class A ordinary shares were available for future grants under the 2010 Equity Incentive Plan.

Administration. Our board of directors or a committee of our board of directors administers our 2010 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our 2010 Equity Incentive Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m). Subject to the provisions of our 2010 Equity Incentive Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, the number of shares subject to each such award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration payable upon exercise. The administrator also has the authority to modify or amend awards, to prescribe rules and to construe and interpret the 2010 Equity Incentive Plan and to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

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

Transferability . Unless the administrator provides otherwise, our 2010 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

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

The following table summarizes, as of March 31, 2012, the share options and other equity awards granted to our executive officers under our 2005 Stock Plan and 2010 Equity Incentive Plan or pursuant to other arrangements approved by our board of directors:

Name	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Dr. Jin Huang	2,957,000	US$	4.63	02/25/10	02/24/20

Huimin Jenny Zhan	*	US$	2.98	06/15/11	12/15/12
	*	US$	3.50	11/16/11	11/15/21

Gareth Kung	*	US$	3.45	12/05/11	12/04/21

Paul Chow**	*	US$	1.95	04/08/08	04/07/18
	*	US$	4.63	02/25/10	02/24/20

Yisi Gu	*	US$	1.95	04/08/08	04/07/18
	*	US$	4.63	02/25/10	02/24/20

Senlei Huang	*	US$	1.95	04/08/08	04/07/18
	*	US$	3.73	02/10/09	02/09/19
	*	US$	4.63	02/25/10	02/24/20
	*	US$	2.71	08/23/11	08/22/21

Xuejun Xie	*	US$	0.00033	02/04/05	02/03/15
	*	US$	0.11667	08/04/06	08/03/16
	*	US$	1.95	08/26/08	08/25/18
	*	US$	4.63	02/25/10	02/24/20

Jianguo Xue	*	US$	0.00033	02/04/05	02/03/15
	*	US$	1.95	08/26/08	08/25/18
	*	US$	4.63	02/25/10	02/24/20

*                 Less than 1% of the outstanding ordinary shares

**          Resigned as Chief Financial Officer of the Company in December 2011

Our non-employee directors have not received share options.

C.                                    Board Practices

Our board of directors currently consists of six directors.  Former director Tao Sun resigned effective as of November 3, 2011. Tao Sun’s resignation was due to his resignation from Actis LLP, and not due to any disagreement with us or our board of directors on any matter.

We believe that each of the non-executive members of our board of directors is an “independent director” as that term is used in the NYSE corporate governance rules.

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

We have a staggered board, with our directors divided into three classes of directors in Class I, Class II and Class III, respectively, with no more than one class eligible for re-election at any annual shareholders meeting. The current two Class I directors were initially elected for a term expiring on the date of our 2011 annual shareholders meeting and two of which were re-elected to serve terms of three years at our 2011 annual shareholder meeting. The two Class II directors were initially elected for a term expiring on the date of our 2012 annual shareholders meeting and thereafter will be elected to serve terms of three years. The two Class III directors were initially elected for a term expiring on the date of our 2013 annual shareholders meeting and thereafter will be elected to serve terms of three years.

The following table sets forth the names and classes of our directors as of the date of this annual report:

Class I	Class II	Class III

Shasha Chang	Lisa Lo	Jin Huang
Mark Robert Harris	Daniel Phillips	Xuejun Xie

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

Audit committee

Our audit committee consists of Daniel Phillips, Mark Robert Harris and Shasha Chang, each of whom meets the independence standards of the NYSE and the SEC. Daniel Phillips is the Chairperson of our audit committee. The responsibilities of our audit committee include, among other things:

•                  Appointing, and overseeing the work of our independent auditors, approving the compensation of our independent auditors, and, if appropriate, discharging our independent auditors;

•                  Pre-approving engagements of our independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non-audit services proposed to be provided to us by our independent auditors;

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

Compensation committee

Our compensation committee consists of Lisa Lo, Mark Robert Harris and Shasha Chang, each of whom is an “independent director” as that term is used in the NYSE corporate governance rules. Lisa Lo is the Chairperson of our compensation committee. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The responsibilities of our compensation committee include, among other things:

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

D.                                    Employees

As of December 31, 2009, 2010 and 2011, we and our subsidiaries had 3,890, 4,589 and 5,991 full-time employees, respectively, and 5,441, 10,040 and 10,501 part-time employees, respectively. As of December 31, 2011, we had the following numbers of full-time employees by department: 1,279 in selling and marketing, 1,758 in general and administrative functions, 191 in research and development, and 2,763 teachers. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.                                    Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares at March 31, 2012 by:

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our IPO in August 2010. Holders of Class B ordinary shares may convert their Class B ordinary shares into the same number of Class A ordinary shares at any time.

The percentage of shares beneficially owned and votes held by each listed person is based upon 148,042,781 ordinary shares outstanding as of March 31, 2012, which includes 53,412,913 Class A ordinary shares and 94,629,868 Class B ordinary shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the principal address of each of the shareholders below is c/o Ambow Education Holding Ltd., 18th Floor, Building A, Chengjian Plaza, No. 18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, China.

	Shares beneficially owned		Percentage of votes held
Name	Number	%	%
Directors and Executive Officers
Jin Huang(1)	16,186,253	10.8	15.9
Gareth Kung	*	*	—
Jenny Zhan	*	*	—
Yisi Gu	*	*	—
Senlei Huang	*	*	—
Xuejun Xie	*	*	—
Jianguo Xue	*	*	—
Shasha Chang	—	—	—
Mark Robert Harris(2)	21,599,914	14.6	21.6
Lisa Lo(3)	6,343,697	4.3	6.3
Daniel Phillips(4)	11,563,026	7.8	11.6

All Directors and Executive Officers as a Group (11 persons)(5)	59,463,900	38.8	59.1

Principal shareholders
GL Asia Mauritius II Cayman Ltd.(6)	21,599,914	14.6	21.6
Investment entities affiliated with Actis(7)	12,972,159	8.8	13.0
Macquarie Investment Holdings (No. 2) Pty Limited(8)	11,563,026	7.8	11.6
EdVenture Inc.(9)	7,500,000	5.1	7.5
Investment entities affiliated with Baring Private Equity (10)	13,525,408	9.1	1.4

*                                         Less than 1% of the outstanding ordinary shares.

(1)         Includes 12,600,000 Class B ordinary shares held by Spin-Rich Ltd., a British Virgin Islands company that is wholly owned by Dr. Huang, of which 6,088,747 Class B ordinary shares are subject to a charge in favor of Campus Holdings Limited as described in Note 23 to our financial statements; 1,922,940 Class B ordinary shares held by Ambow Corporation, a California corporation in which Dr. Huang holds a 35.61% ownership interest; and 1,663,313 Class B ordinary shares subject to options exercisable within 60 days after March 31, 2012. This number of shares excludes the 14,843,024 Class B ordinary shares over which Dr. Huang has been given a voting proxy in connection with the company’s acquisitions.

(2)         Includes 21,599,914 Class B ordinary shares held by GL Asia Mauritius II Cayman Ltd. Mr. Harris disclaims beneficial ownership of all of our shares held by GL Asia Mauritius II Cayman Ltd., except to the extent of his pecuniary interest therein. The business address of Mr. Harris is c/o Avenue Asia Singapore Pte Ltd., 3 Church Street, #15-04, Singapore 049483.

(3)         Includes 3,605,488 Class B ordinary shares held by Asia Pacific Genesis Venture Capital Fund, L.P.; 1,514,305 Class B ordinary shares held by Asia Pacific Century Venture Capital Ltd.; 600,914 Class B ordinary shares held by Asia group Worldwide Limited; 540,821 Class B ordinary shares held by STAR Pacific Worldwide Limited; and 82,169 Class B ordinary shares held by Good Work Consultants Limited. Ms. Lo disclaims beneficial ownership of all of our shares held by the investment entities affiliated with CID, except to the extent of her pecuniary interest therein. The business address of Ms. Lo is Suite 701, China World Trade Center Tower 2, No. 1 Jianguomenwai Avenue, Chaoyang District, Beijing 100004, China.

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

(5)         Includes Class B ordinary shares and options to purchase Class B ordinary shares held by all of our directors and executive officers as a group.

(6)         The registered address of GL Asia Mauritius II Cayman Ltd. is Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021, Grand Cayman, KY1-1208, Cayman Islands.

(7)         Includes 6,486,080 Class B ordinary shares held by Actis Angel (AEM3) Ltd. and 6,486,079 Class B ordinary shares held by Actis Angel (ACF2) Ltd. The registered address of Actis Angel (AEM3) Ltd. and Actis Angel (ACF2) Ltd. is Les Cascades, Edith Cavell Street, Port Louis, Republic of Mauritius.

(8)         The registered address of Macquarie Investment Holdings (No. 2) Pty Limited is c/o Company Secretary, Mezzanine Level, No. 1 Martin Place, Sydney, New South Wales, Australia 2000.

(9)         EdVenture Inc. is a company incorporated in the British Virgin Islands controlled by Sundry Ventures Limited, a British Virgin Islands company. The registered address of EdVenture Inc. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(10)  Includes 1,500,000 Class A ordinary shares held by Baring Private Asia V Holding (4) Limited, and 12,025,048 Class A ordinary shares held by Campus Holdings Limited.  Baring Private Asia V Holding (4) Limited and Campus Holdings Limited each has its principal office at Columbus Center, 2nd Floor, Suite 210, Road Town, Tortola, British Virgin Islands. The Baring Asia Private Equity Fund V, L.P. and The Baring Asia Private Equity Fund V Co-Investment L.P. as the joint shareholders of Baring Private Asia V Holding (4) Limited and Campus Holdings Limited, may be deemed to have acquired beneficial ownership of an aggregate of 13,525,408 Class A ordinary shares.  Baring Private Equity Asia GP V Limited, as the general partner of Baring Private Equity Asia GP V, L.P., and Baring Private Equity Asia GP V, L.P., which in turn acts as the general partner of The Baring Private Asia Private Equity Fund V, L.P. and The Baring Asia Private Equity Fund V Co-Investment L.P., each may be deemed to have acquired beneficial ownership of an aggregate of 13,525,408 Class A ordinary shares. The Baring Asia Private Equity Fund V, L.P., The Baring Asia Private Equity Fund V Co-Investment L.P., Baring Private Equity Asia GP V, L.P. and Baring Private Equity Asia GP V Limited each has its principal office at P.O. Box 309, Ugland House Grand Cayman, KY 1-1104, Cayman Islands.  Jean Eric Salata, as the sole shareholder of Baring Private Equity Asia GP V Limited, may be deemed to have acquired beneficial ownership of an aggregate of 13,525,408 Class A ordinary shares.  Mr. Salata disclaims beneficial ownership of such shares except to the extent of his economic interest. Mr. Salata’s principal office is at 3801 Two International Finance Center, 8 Finance Street, Central, Hong Kong.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2012, approximately 148,042,781 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of March 31, 2012, 19,160,106 ADSs, representing 38,320,212 underlying ordinary shares, were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. The number of beneficial owners of our ADS in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Item 7.         Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to “Item 6.E Directors, Senior Management and Employees — Share Ownership.”

B.                                    Related Party Transactions

Contractual arrangements with our VIEs and their respective subsidiaries and shareholders

PRC laws and regulations prohibit foreign ownership of primary and middle schools for students in grades one to nine and foreign ownership of Internet content business in China.

We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring and training centers, K-12 schools, career enhancement training centers and college. These contractual arrangements enable us to:

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

Our subsidiaries and VIEs’ subsidiaries have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

In addition, Ambow Online entered into a service agreement with the Applied Technology College effective as of August 1, 2009 pursuant to which Ambow Online, in exchange for service fee payments from the Applied Technology College, shall provide to the Applied Technology College: (i) consulting services regarding, among other things, business planning, mergers and acquisitions, development, accounting, tax and finance, human resources management and legal compliance; (ii) faculty training services; (iii) student career orientation services; and (iv) marketing services. The term of this service agreement is indefinite unless terminated by either party upon 30 days’ notice or by mutual agreement. As of the date of this annual report, Applied Technology College has not yet made any payments under this service agreement.

See “Item 4.C — Information on the Company — Organizational Structure” for a summary of these contractual arrangements.

As of December 31, 2011, we had RMB89.0 million due from certain related parties and owed RMB47.5 million to certain related parties. Many of the balances due from the related parties were amounts that had been lent to the school principals, owners or other controlling persons of entities we have acquired, prior to our acquisition dates, to fund the operations of various schools, tutoring centers and career enhancement centers. In addition, some amounts relate to indemnifications provided by the previous owners of the schools we acquired for which we have also recognized a corresponding liability. The remaining balances were mainly revenues collected on our behalf by the related parties and owed to us. The balances owed to related parties represented amounts due to former owners of our schools, tutoring centers and career enhancement centers or entities controlled by such owners for certain operating expenses they had paid, repayments of loans from certain principals of our schools, tutoring centers and career enhancement centers or, in one case, the outstanding payment for the training services provided by the principal of a career enhancement center. For a list of these transactions we have entered into with and the outstanding balances to and from such related parties for the years ended December 31, 2009, 2010 and 2011, see Note 18 in our Notes to consolidated financial statements. We do not believe that such transactions with the related parties require approval from the government.

Employment agreements

We have entered into a service contract with our Chief Executive Officer as well as employment agreements and confidential information and invention assignment agreements with each of our executive officers. See Item 6.B— Directors, Senior Management and Employees—Compensation—Employment agreements.”

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

Piggyback registration rights.    Holders of registrable securities also have “piggyback” registration rights, which require us to include their registrable securities when we register our securities.

Underwriters’ cutback.    The number of registrable securities that our shareholders may register pursuant to their demand and “piggyback” registration rights in an underwritten offering may be limited by the underwriters on a pro rata basis based on marketing factors, provided that the aggregate of the registrable securities to be included in such registration may not be reduced to less than 25% of the total value of all securities included in such registration. No registrable securities that are issued or issuable pursuant to conversion of Series B preferred shares, Series C preferred shares or Series D preferred shares may be reduced until all other securities (other than ordinary shares issued by us in such public offering) are excluded from such public offering.

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

We also entered into a registration rights agreement with Campus Holdings Limited, or Campus, Dr. Huang and Spin-Rich Ltd., which entitles them certain registration rights, including demand registration rights, Form F-3 registration rights, and piggyback registration, such registration rights are similar to the registration rights granted to our former preferred shareholders.

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.         Financial Information

A.                                    Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business.

In August 2010, Kaidi initiated an action against Beijing Shida Ambow Education & Technology Co., Ltd. (“Ambow Shida”), and Beijing Ambow Online Software Co., Ltd. (“Ambow Online”) in the Haidian District Court in Beijing, the People’s Republic of China, alleging copyright infringement related to our Core Ebopo English and Ebopo English products. Kaidi applied to the court for an order that would require the defendants to stop the infringement, apologize publicly and pay the plaintiff damages in the amount of RMB 11,000,000.  Ambow Shida and Ambow Online replied to the accusation, and Kaidi voluntarily withdrew the lawsuit after the first hearing for the preliminary evidence. In December 2010, Kaidi re-filed its claim for copyright infringement in the Haidian District Court in Beijing, the People’s Republic of China, against Ambow Shida and Ambow Online. Amobw Shida and Ambow Online replied to the accusation.  The court held a hearing to review the preliminary evidence in March 2011, and adjourned the case.

In March 2011, Mintel Learning Technology, Inc. (“Mintel”) filed a complaint against Ambow Education Holding Ltd. (“Ambow”) and Ambow’s President and CEO, Dr. Jin Huang, in U.S. District Court for the Northern District of California, alleging a claim of trade secret misappropriation.  On January 6, 2012, the Court granted Ambow’s motion to dismiss the complaint for failure to state a claim.  In an amended complaint filed on January 12, 2012, Mintel dropped its claim against Dr. Huang.  Mintel maintained its claim against Ambow for trade secret misappropriation.  In an order dated March 8, 2012, the Court denied Ambow’s motion to dismiss the amended complaint.  On March 22, 2012, Ambow filed an answer to the complaint, denying Mintel’s claim.  The parties are currently engaged in the early stages of discovery.  Fact discovery will close on October 19, 2012, and expert discovery will close on December 14, 2012.  The last day for the parties to file dispositive motions is January 11, 2013.  The Court has set a preliminary pretrial conference for February 1, 2013.

In April 2012, Skillsoft Asia Pacific Pty Ltd (“Skillsoft”) filed a statement of claim against the Company in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract.  The complaint seeks a declaration that the contract between the Company and Skillsoft remains in full force and effect as well as monetary damages, interest and costs.

We believe that these claims are not meritorious and intend to defend ourselves vigorously.

On June 20, 2011, Zhuhai Mingfeng Co., Ltd., or Mingfeng, filed an arbitration claim against Ambow Sihua Education and Technology Co., Ltd., or Ambow Sihua, at China International Economic and Trade Arbitration Commission for breach of certain Equity Transfer Agreement dated July 2, 2008 between Ambow Sihua and Mingfeng, or the Equity Agreement. Mingfeng requests Ambow Sihua to return 100% equity interest in Guangzhou Modern Olympic Training School, or the Guangzhou School, and pay damages in an aggregate amount of RMB 22,195,044. On August 2, 2011, Ambow Sihua responded and counterclaimed against Mingfeng for its breach of the Equity Agreement. As a result of such violation, which occurred prior to Mingfeng’s filing of the arbitration claim against Ambow Sihua, Ambow Sihua had previously sent a written notice to Mingfeng to terminate the Equity Agreement on February 24, 2011 and requested Mingfeng to return the consideration for the transfer in a total amount of RMB 30 million, including RMB 1 million, USD 1.54 million and 1,008,403 Class B ordinary shares of Ambow held by Prime Honour Holdings Limited, a British Virgin Islands company affiliated to Mingfeng, and to pay RMB 21,065,603 as compensation for damage incurred as a result of such violation. An arbitration award was issued on April 19, 2012 to uphold our claims to rescind the Equity Agreement and receive a total amount of RMB 30 million as compensation, and to pay RMB 14.44 million as compensation to Mingfeng.  As a result, Beijing Tongshengle Investment Co., Ltd., or Tongshengle, a transferee of 100% equity interests of the Guangzhou School pursuant to certain equity transfer agreement with Ambow Sihua dated as of December 2, 2011, is entitled to the arbitration award pursuant to the supplementary agreement entered subsequently between Ambow Sihua and Tongshengle, and is responsible for RMB14.44 million compensation award to Mingfeng.

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

See “—C. Markets.”

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs have been quoted on the NYSE under the symbol AMBO since August 5, 2010. Each ADS represents two Class A ordinary shares.

The following table sets forth the high and low trading prices for our ADSs on the NYSE for (1) the years 2010 (from August 5, 2010) and 2011, respectively; (2) the third quarter (from August 5, 2010) and the fourth quarter of 2010 and each quarter of 2011; and (3) each of the past six months.

	Trading Price
	High	Low
	US$	US$
Annual High and Low:
2010 (from August 5, 2010)	14.40	7.75
2011	14.00	4.56
Quarterly Highs and Lows:
Third quarter 2010 (from August 5, 2010)	10.35	7.75
Fourth quarter 2010	14.40	9.79
First quarter 2011	14.00	7.40
Second quarter 2011	8.59	4.56
Third quarter 2011	7.27	5.00
Fourth quarter 2011	7.40	5.68
Monthly High and Lows:
October 2011	7.21	5.68
November 2011	7.40	6.57
December 2011	7.28	6.20
January 2012	8.00	6.85
February 2012	8.15	6.81
March 2012	7.72	6.92
April 2012	7.97	7.05
May 2012 (through May 25, 2012)	7.28	4.00

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

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 7.B Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4.B Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange.”

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

People’s Republic of China taxation

The CIT Law and the implementing regulations for the CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the implementing regulations for the CIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the CIT Law and its implementing rules is available for non-Chinese enterprise or group enterprise controlled entity. Therefore, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the CIT Law and implementing regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. However, under a new PRC tax law that became effective in January 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 5%. If we are considered a PRC “resident enterprise”, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and would be subject to PRC tax. It is unclear whether, if we are considered a PRC “resident enterprise”, holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between the PRC and other countries.

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

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•                  A citizen or resident of the United States;

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, under current law, dividends generally may be taxed at the applicable long-term capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States; (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year; and (3) certain holding period requirements are met. Under published Internal Revenue Service guidance, our ADSs should be considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States upon listing on the New York Stock Exchange. You should consult your own tax advisors regarding the applicable rate for dividends paid with respect to our ADSs or ordinary shares.  The preferential tax rate for qualified dividend income is scheduled to expire on December 31, 2012.

In general, dividends will constitute foreign source income for foreign tax credit limitation purposes. Subject to the discussion below concerning the CIT Law, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit with respect to any foreign withholding taxes on dividends received on our ADSs or ordinary shares. A U.S. Holder that does not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction with respect to such withheld taxes, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If we are treated as a resident enterprise for PRC tax purposes, we may be required under the CIT Law to withhold PRC income taxes on any dividends paid to U.S. Holders of our ADSs or ordinary shares. For more information regarding the CIT Law, see “—People’s Republic of China taxation.” U.S. Holders should consult their own tax advisors regarding the availability of, and limitations on, foreign tax credits with respect to any PRC withholding taxes on dividends received on our ADSs or ordinary shares.

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

Taxation of disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or the ordinary share and your adjusted tax basis (in U.S. dollars) in the ADS or the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for long-term capital gains tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize, including for foreign tax credit purposes, will be treated as United States source income or loss.

Passive foreign investment company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2011, we were not a PFIC for U.S. federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2012  will not be determinable until the close of the current taxable year ending December 31, 2012, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•                  At least 75% of its gross income is passive income (the “income test”), or

•                  At least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this “look-through” rule, we intend to include our proportionate share of the assets and income of our VIEs. In the event that the Internal Revenue Service successfully challenges this position, our classification as a non-PFIC could be adversely affected.

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

The tax liability for amounts allocated to years prior to the year of disposition, or “excess distribution,” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital and will be subject to the “excess distribution” regime described above, even if you hold the ADSs or ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (within the meaning of Section 1296 of the Internal Revenue Code of 1986, as amended, or the Code) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the “excess distribution” and gain recognition treatment discussed in the preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

The mark-to-market election is available only for “marketable” stock that is traded in other than de minimis quantities for at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. Because the ADSs will be listed on the New York Stock Exchange, the mark-to-market election would be available to a holder of ADSs if we were to be or become a PFIC, as long as our stock is traded in other than de minimis quantities for at least 15 days during each calendar quarter.

Alternatively, the “excess distribution” rules described above may generally be avoided by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you, however, because we do not intend to comply with the requirements necessary to permit you to make this election.

If you hold ADSs or ordinary shares in any year in which we were a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding any distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares, and additional reporting requirements may apply.

You should consult with your tax advisors regarding the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered to be a PFIC in any taxable years as well as your eligibility for a “mark-to-market” election and whether making such an election would be advisable to you in your particular circumstances.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.                                         Subsidiary Information

See “Item 4.C Information on the Company—Organizational Structure” for information about our subsidiaries.

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

At December 31, 2009, 2010 and 2011, we had RMB275 million, RMB 233.1 million and RMB 180.6 million (US $28.7 million), respectively, of borrowings outstanding. The interest rates on our borrowings are variable and adjust periodically based on the PBOC’s base lending rate. A hypothetical 10% increase in interest rates in 2011 would have resulted in an increase of approximately RMB 1.4 million (US $0.2 million) in our interest expense for 2011.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the People’s Bank of China announced it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. In 2010, the appreciation of the RMB against the U.S. dollar reached 3.0% in total. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollar denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of approximately RMB2.3 million (US$ 0.4 million) in the value of our U.S. denominated cash and cash equivalents as of December 31, 2011.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses incurred by us in respect of our ADR program and investor relations program. For the year ended December 31, 2011, we have accrued US$140,300.5 to be received from Citibank, the depositary bank for our ADS program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2011, the end of the period covered by this Report. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this Form 20-F, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2011.

The Company’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of its disclosure control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) . Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2011. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2011 and that the following material weaknesses in internal control over financial reporting existed as of December 31, 2011:

•     The Company’s oversight of complex transactions is not effective. Specifically, the analysis by management of certain transactions and the supporting documentation generated are not sufficiently detailed and timely provided to allow the Board of Directors to effectively review and approve the transactions. In addition, communication between the Company’s commercial and finance departments is not sufficient to ensure that these transactions are appropriately accounted for.

•     The Company did not have sufficient personnel with appropriate levels of accounting knowledge and experience to address the high volume of U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP, including, amongst other things, material adjustments to revenue were not identified on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The above material weaknesses could result in misstatements of accounting for significant transactions and certain financial statement accounts, including, but not limited to, the aforementioned accounts and disclosures that would result in a material misstatement in the Company’s annual or interim consolidated financial statements that would not be prevented or detected in a timely manner.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, as stated in their report which is included in Page F-2 of this Annual Report.

Previously Identified Material Weakness

As of December 31, 2011, the Company has made some improvements to address a material weakness in internal control over financial reporting that was included in “Item 15—Controls and Procedures” contained in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

The Company has:

•                  Recruited more people with sufficient knowledge of U.S. GAAP including but not limited to hiring employees who are qualified Certified Public Accountants registered in the United States to be responsible for understanding and addressing U.S. GAAP issues;

•                  Provided more trainings on U.S. GAAP to accounting and other relevant personnels; and

•                  Established an internal control compliance team with Sarbanes-Oxley Section 404 experience to strengthen internal controls over financial reporting.

The Company’s improvements were under the direction of its Chief Executive Officer and Chief Financial Officer. The status of the improvements was reviewed by the audit committee of the board of directors of the Company, who were advised of issues encountered and key decisions made by the management.

Remediation of Existing Material Weaknesses

In order to address the material weaknesses identified as of December 31, 2011, the Company plans to:

•                  Enforce an enhanced documentation policy to assist the formal sign-off of all significant transactions prior to execution;

•                  Maintain responsibility for all accounting decisions for unusual and non-routine transactions above a certain threshold in one central location and ensure that documentation is reviewed by the appropriate individuals with significant U.S. GAAP experience before a significant decision or accounting judgement is made;

•                  Strengthen the level of communication between the commercial departments of the Company and the finance department to ensure that all aspects of a proposed transaction are clearly communicated to the finance department for assessment in advance.

•                  Provide sufficient training to the finance staff so that they can conduct and document appropriate research prior to making accounting decisions, especially for new or complex transactions; and

•                  Thoroughly evaluate the staffing needs in all areas of finance to ensure that staff sizes are appropriate given the Company’s risks, continue to hire more people with sufficient knowledge of U.S. GAAP to be responsible for understanding and addressing U.S. GAAP issues across the group.

Management believes that the measures described above will satisfactorily address the referenced material weaknesses. Under the direction of the Audit Committee, management will continue to review and make necessary changes to the system of internal controls and the control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting.

Notwithstanding the conclusion that its internal control over financial reporting was not effective as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer believe that the financial statements and other information contained in this report present fairly, in all material respects, its financial condition, results of operations and cashflows. Nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in the Company’s financial statements as of December 31, 2011.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting identified in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system cannot provide absolute assurance due to its inherent limitations; it is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. A control system also can be circumvented by collusion or improper management override. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of such limitations, disclosure controls and procedures and internal control over financial reporting cannot prevent or detect all misstatements, whether unintentional errors or fraud. However, these inherent limitations are known features of the financial reporting process, therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

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

	For the year ended December 31,
	2010	2011
	(U.S. dollars in thousands)
Audit fees(1)	1,468	2,383
Tax fees(2)	201	64
Other (3)	61	238

Total fees	1,730	2,685

(1)          “Audit fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)          “Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(3)          “Other” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for permissible services to review and comment on internal control design over financial reporting.

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

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Ambow Education Holding Ltd. are included at the end of this annual report.

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

2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of the F-1 Registration Statement)
2.3	Form of Deposit Agreement among the Company, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a) of the F-6 Registration Statement)
2.4	Third Amended and Restated Investor Rights Agreement, among the Company and the other parties therein (incorporated by reference to Exhibit 4.4 of the F-1 Registration Statement)
2.5	Registration Rights Agreement, dated as of October 26, 2011, by and among Campus Holdings Limited, Spin-Rich Ltd., Dr. Jin Huang and Ambow Education Holding Ltd.*
4.1	2005 Stock Plan (incorporated by reference to Exhibit 10.1 of the F-1 Registration Statement)
4.2	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the F-1 Registration Statement)
4.3	Form of Indemnification Agreement with the Company’s directors and executive officers (incorporated by reference to Exhibit 10.3 of the F-1 Registration Statement)
4.4

English Translation of Lease Agreement by and between Beijing Ambow Online Software Co., Ltd. and Beijing Chengjian Real Estate Co., Ltd., dated December 27, 2005 and amended August 13, 2007 (incorporated by reference to Exhibit 10.4 of the F-1 Registration Statement)

4.5

English Translation of Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005, amended May 13, 2010 (incorporated by reference to Exhibit 10.5 of the F-1 Registration Statement)

4.6

English Translation of Share Pledge Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on January 4, 2009 (incorporated by reference to Exhibit 10.6 of the F-1 Registration Statement)

4.7

English Translation of Call Option Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.7 of the F-1 Registration Statement)

4.8	English Translation of Powers of Attorney, each dated April 26, 2007 (incorporated by reference to Exhibit 10.8 of the F-1 Registration Statement)
4.9

English Translation of Loan Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., and Xuejun Xie, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.9 of the F-1 Registration Statement)

4.10

English Translation of Loan Agreement by and between Beijing Ambow Online Software Co., Ltd. and Jianguo Xue, dated February 1, 2008 (incorporated by reference to Exhibit 10.10 of the F-1 Registration Statement)

4.11

English Translation of Technology Service Agreement by and between Beijing Ambow Online Software Co., Ltd. and Beijing Sihua Education and Technology Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.11 of the F-1 Registration Statement)

4.12

English Translation of Share Pledge Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.12 of the F-1 Registration Statement)

4.13

English Translation of Share Pledge Agreement by and between Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.13 of the F-1 Registration Statement)

4.14

English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.14 of the F-1 Registration Statement)

4.15	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and

Exhibit No.	Description

Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.15 of the F-1 Registration Statement)
4.16	English Translation of Powers of Attorney, dated October 31, 2009 and March 4, 2010, respectively (incorporated by reference to Exhibit 10.16 of the F-1 Registration Statement)
4.17	English Translation of Loan Agreement with Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.17 of the F-1 Registration Statement)
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

8.1	List of Subsidiaries and Consolidated Affiliated Entities*
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company*
15.2	Consent of Commerce & Finance Law Offices*
**101.INS	XBRL Instance Document
**101.SCH	XBRL Taxonomy Extension Schema Document
**101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
**101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
**101.LAB	XBRL Taxonomy Extension Label Linkbase Document
**101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*              Filed with this annual report on Form 20-F.

**           XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

By:	/s/ Jin Huang

Dr. Jin Huang
President and Chief Executive Officer

Date: May 29, 2012

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ambow Education Holding Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Ambow Education Holding Ltd. and its subsidiaries (“the Company”) at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) because material weaknesses in internal control over financial reporting in relation to both the inadequate oversight over complex transactions and insufficient personnel with appropriate levels of accounting knowledge and experience to address the high volume of U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express an opinion on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which was an integrated audit in 2011). We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

May 29, 2012

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2010	2011	2011
		RMB	RMB	US$
				Note 2(a)
ASSETS
Current assets:
Cash and cash equivalents		869,300	470,682	74,784
Restricted cash		—	2,200	350
Term deposits		59,200	46,205	7,341
Accounts receivable, net	3	48,287	108,247	17,199
Amounts due from related parties	23	150,182	66,521	10,569
Deferred tax assets	17	7,916	17,126	2,721
Prepaid and other current assets	4	528,897	574,123	91,219
Assets classified as held for sale	24	—	384,401	61,075
Total current assets		1,663,782	1,669,505	265,258
Non-current assets:
Property and equipment, net	5	673,341	789,016	125,362
Land use rights, net	6	257,445	243,737	38,726
Intangible assets, net	7	529,979	512,047	81,356
Goodwill	8	1,000,555	1,159,386	184,207
Deferred tax assets	17	4,315	4,800	763
Non-current amounts due from related parties	23	—	22,463	3,569
Other non-current assets	9	109,080	319,673	50,791

Total non-current assets		2,574,715	3,051,122	484,774

Total assets		4,238,497	4,720,627	750,032

LIABILITIES
Current liabilities:
Short-term borrowings	11	118,070	118,070	18,759
Current portion of long-term borrowings	12	61,000	16,000	2,542
Deferred revenue		446,084	456,189	72,481
Accounts payable		39,568	51,896	8,245
Accrued and other liabilities	10	303,666	482,476	76,658
Income taxes payable		89,521	132,406	21,037
Amounts due to related parties	23	13,493	47,531	7,552
Liabilities classified as held for sale	24	—	145,169	23,065
Total current liabilities		1,071,402	1,449,737	230,339
Non-current liabilities:
Deferred tax liabilities	17	154,793	154,368	24,527
Long-term borrowings	12	54,000	46,500	7,388
Non-current portion of consideration payable for acquisitions and other liabilities		225,309	303,559	48,231

Total non-current liabilities		434,102	504,427	80,146

Total liabilities		1,505,504	1,954,164	310,485

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2010	2011	2011
		RMB	RMB	US$
				Note 2(a)
Commitments and contingencies	19	—	—	—

SHAREHOLDERS’ EQUITY
Class A ordinary shares
(US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 21,354,414 and 49,088,096 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	14	14	15	2
Class B ordinary shares
(US$0.0001 par value; 200,000,000 and 200,000,000 shares authorized, 121,212,562 and 95,392,968 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	14	87	87	14
Additional paid-in capital		2,463,238	2,498,162	396,918
Statutory reserve	21	71,759	122,199	19,415
Warrants	15	—	1,219	194
Retained earnings		140,672	111,417	17,703
Accumulated other comprehensive income (deficit)		4,181	(21,517)	(3,419)
Total Ambow Education Holding Ltd.’s equity		2,679,951	2,711,582	430,827
Non-controlling interest	25	53,042	54,881	8,720
Total shareholders’ equity		2,732,993	2,766,463	439,547
Total liabilities and shareholders’ equity		4,238,497	4,720,627	750,032

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$
					Note 2(a)
NET REVENUES
- Educational program and services		613,611	1,002,458	1,321,141	209,908
- Software products		123,104	214,663	348,071	55,303
Total net revenues		736,715	1,217,121	1,669,212	265,211
COST OF REVENUES
- Educational program and services		(346,092)	(513,083)	(684,638)	(108,778)
- Software products		(10,750)	(13,721)	(30,694)	(4,877)
Total cost of revenues		(356,842)	(526,804)	(715,332)	(113,655)

GROSS PROFIT		379,873	690,317	953,880	151,556
Operating expenses:
Selling and marketing		(127,688)	(235,683)	(353,425)	(56,154)
General and administrative		(136,466)	(220,602)	(329,913)	(52,418)
Research and development		(16,968)	(27,553)	(39,541)	(6,282)
Impairment loss	8	—	—	(25,336)	(4,025)
Total operating expenses		(281,122)	(483,838)	(748,215)	(118,879)

OPERATING INCOME		98,751	206,479	205,665	32,677

OTHER INCOME (EXPENSE)
Interest expenses		(13,184)	(20,942)	(31,354)	(4,982)
Interest income		6,157	10,238	6,751	1,073
Foreign exchange losses, net		(591)	(3,711)	(5,343)	(849)
Other income, net		3,488	2,275	2,312	367

INCOME BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS		94,621	194,339	178,031	28,286
Income tax expense	17	(2,772)	(37,635)	(42,231)	(6,710)

INCOME FROM CONTINUING OPERATIONS		91,849	156,704	135,800	21,576
Income (loss) from and (loss) on sale of discontinued operations, net of income tax	24	46,172	54,995	(119,581)	(19,000)

NET INCOME		138,021	211,699	16,219	2,576
Non-controlling interest		215	4,333	4,966	789

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.		138,236	216,032	21,185	3,365
Preferred shares redemption value accretion	13	(157,877)	(94,209)	—	—
Allocation of net income to participating preferred shareholders	13	(93,611)	(55,534)	—	—

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		(113,252)	66,289	21,185	3,365

Net income (loss) from continuing operations per share—basic	18	(4.07)	0.13	0.98	0.16

Net income (loss) from continuing operations per share—diluted	18	(4.07)	0.14	0.94	0.15

Net income (loss) from discontinued operations per share—basic	18	1.18	0.64	(0.84)	(0.13)

Net income (loss) from discontinued operations per share—diluted	18	1.18	0.49	(0.79)	(0.13)

Weighted average shares used in calculating basic net income (loss) per share	18	39,193,092	85,551,412	142,939,038	142,939,038
Weighted average shares used in calculating diluted net income (loss) per share	18	39,193,092	112,122,045	150,432,812	150,432,812
Share-based compensation expense included in:
- Selling and marketing		4,411	7,204	7,286	1,158
- General and administrative		8,640	26,029	25,220	4,007
- Research and development		480	981	842	134

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (DEFICIT) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
		Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Ordinary shares (note 14)		Additional	Statutory		Retained Earnings (Accumulated	Accumulated other comprehensive	Non- controlling	Total	Comprehensive
		Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	reserves	Warrants	deficit)	income	Interest	Equity	Income
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009		12,900,000	14,283	17,745,522	96,667	33,587,586	26	188,924	16,285	2,737	(5,485)	23,413	—	336,850	—
Issuance of ordinary shares for acquisitions	14	—	—	—	—	11,412,077	9	414,018	—	—	—	—	—	414,027	—
Non-controlling interests from acquisitions of subsidiaries		—	—	—	—	—	—	—	—	—	—	—	56,690	56,690	—
Preferred shares redemption value accretion	13	—	—	—	—	—	—	—	—	—	(157,877)	—	—	(157,877)	—
Share-based compensation	16	—	—	—	—	—	—	13,531	—	—	—	—	—	13,531	—
Appropriation to statutory reserves	21	—	—	—	—	—	—	—	17,870	—	(17,870)	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	—	380	—	380	380
Net income		—	—	—	—	—	—	—	—	—	138,236	—	(215)	138,021	138,021
Total comprehensive income		—	—	—	—	—	—	—	—	—	—	—	—	—	138,401
Balance as of December 31, 2009		12,900,000	14,283	17,745,522	96,667	44,999,663	35	616,473	34,155	2,737	(42,996)	23,793	56,475	801,622

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (DEFICIT) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
		Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Ordinary shares (note 14)		Additional paid-in	Statutory		Retained Earnings (Accumulated	Accumulated other comprehensive	Non- controlling	Total	Comprehensive
		Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	Warrants	deficit)	income	Interest	Equity	income (deficit)
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010		12,900,000	14,283	17,745,522	96,667	44,999,663	35	616,473	34,155	2,737	(42,996)	23,793	56,475	801,622	—
Issuance of ordinary shares on IPO	14	—	—	—	—	16,221,568	10	422,903	—	—	—	—	—	422,913	—
Exercise of warrants	15					590,193	1	2,736	—	(2,737)	—	—	—	—	—
Share-based compensation	16	—	—	—	—	—	—	34,214	—	—	—	—	—	34,214	—
Conversion of series A preferred shares	13	(12,900,000)	(14,283)	—	—	12,900,000	9	14,274	—	—	—	—	—	—	—
Conversion of series B preferred shares	13	—	—	(17,745,522)	(96,667)	17,745,522	12	96,655	—	—	—	—	—	—	—
Conversion of series C preferred shares	13	—	—	—	—	23,387,381	16	579,474	—	—	—	—	—	579,490	—
Conversion of series D preferred shares	13	—	—	—	—	26,722,649	18	792,484	—	—	—	—	—	792,502	—
Expenses related to IPO	13	—	—	—	—	—	—	3,474	—	—	—	—	—	3,474	—
Appropriation to statutory reserves	21	—	—	—	—	—	—	—	37,604	—	(37,604)	—	—	—	—
Preferred shares redemption value accretion	13	—	—	—	—	—	—	(99,449)	—	—	5,240	—	—	(94,209)	—
Capital injection to Taishidian Holding from minority shareholders		—	—	—	—	—	—	—	—	—	—	—	900	900	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	—	(19,612)	—	(19,612)	(19,612)
Net income		—	—	—	—	—	—	—	—	—	216,032	—	(4,333)	211,699	211,699
Total comprehensive income		—	—	—	—	—	—	—	—	—	—	—	—	—	192,087
Balance as of December 31, 2010		—	—	—	—	142,566,976	101	2,463,238	71,759	—	140,672	4,181	53,042	2,732,993

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (DEFICIT) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
												Accumulated
		Series A Convertible		Series B Convertible		Ordinary shares		Additional				other	Non-
		Preferred Shares		Preferred Shares		(note 14)		paid-in	Statutory		Retained	comprehensive	controlling	Total	Comprehensive
		Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	Warrants	Earnings	income(deficit)	Interest	Equity	income (deficit)
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011						142,566,976	101	2,463,238	71,759	—	140,672	4,181	53,042	2,732,993	—
Issuance of ordinary shares on exercise of options	16	—	—	—	—	1,914,088	1	2,795	—	—	—	—	—	2,796	—
Non-controlling interests from acquisitions of subsidiaries		—	—	—	—	—	—	—	—	—	—	—	6,805	6,805	—
Share-based compensation	16	—	—	—	—	—	—	32,129	—	1,219	—	—	—	33,348	—
Appropriation to statutory reserves	21	—	—	—	—	—	—	—	50,440	—	(50,440)	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	—	(25,698)	—	(25,698)	(25,698)
Net income		—	—	—	—	—	—	—	—	—	21,185	—	(4,966)	16,219	16,219
Total comprehensive income		—	—	—	—	—	—	—	—	—	—	—	—	—	(9,479)
Balance as of December 31, 2011		—	—	—	—	144,481,064	102	2,498,162	122, 199	1,219	111,417	(21,517)	54,881	2,766,463

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				Note 2(a)
Cash flows from operating activities
Net income	138,021	211,699	16,219	2,576
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	68,306	117,388	138,393	21,988
Accretion of long-term payable balances	7,144	10,958	17,150	2,725
Share-based compensation expense	13,531	34,214	33,348	5,299
Bad debt provision	351	458	14,181	2,253
Foreign exchange losses, net	591	3,711	5,343	849
Impairment losses from continuing operations and discontinued operations	—	—	152,580	24,243
Deferred tax	(6,265)	(18,619)	(19,855)	(3,155)
Others	1,014	630	1,571	249
Changes in operating assets and liabilities:
Accounts receivable	391,384	(26,759)	(67,441)	(10,715)
Prepaid and other current assets	33,458	9,321	(335,883)	(53,366)
Amounts due from related parties	24,903	32,144	(8,084)	(1,284)
Other non-current assets	(49,260)	(11,942)	(48,387)	(7,688)
Accounts payable	(121,006)	(51,207)	8,561	1,360
Accrued and other liabilities	27,572	75,873	263,222	41,822
Income tax payable	25,975	41,954	43,343	6,886
Deferred revenue	(39,151)	25,880	62,754	9,971
Amounts due to related parties	6,526	1,211	19,690	3,129
Net cash provided by operating activities	523,094	456,914	296,705	47,142
Cash flows from investing activities
Proceeds from deposits of restricted cash	—	10,000	—	—
Deposit for restricted cash	—	—	(2,150)	(342)
Placement of term deposits	(129,423)	(67,700)	(58,205)	(9,248)
Maturity of term deposits	11,000	128,123	71,200	11,313
Prepayment for land use right	(6,341)	—	—	—
Purchase of property and equipment	(84,603)	(119,457)	(284,813)	(45,252)
Proceeds from disposal of property and equipment	213	—	6,001	954
Purchase of intangible assets	(20,594)	(20,368)	(25,932)	(4,120)
Purchase of subsidiaries (including cash payment in relation to prior acquisitions), net of cash acquired	(626,617)	(91,164)	(90,917)	(14,445)
Prepayments for acquisitions	—	(283,198)	—	—
Return of prepayments from cancellation of acquisition agreements	69,000	54,000	10,000	1,589
Purchase of operating rights	(15,000)	(2,500)	—	—
Cash balance at disposed entities	—	—	(4,481)	(712)
Deposit for leasehold improvements	—	—	(65,001)	(10,328)
Deposit for a long-term lease	—	—	(53,000)	(8,421)
Others	—	(100)	2,740	435
Net cash used in investing activities	(802,365)	(392,364)	(494,558)	(78,577)

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				Note 2(a)
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of expenses	—	447,628	—	—
Proceeds from short-term borrowings	201,000	224,070	168,070	26,704
Proceeds from long-term borrowings	10,000	15,500	18,500	2,939
Repayments of short-term borrowings	(129,500)	(219,000)	(168,070)	(26,704)
Repayments of long-term borrowings	(168,000)	(62,500)	(71,000)	(11,281)
Proceeds from issuance of shares upon of exercise of share options	—	—	2,684	427
Capital injection from minority shareholders	—	900	3,600	572
Net cash provided by/(used in) financing activities	(86,500)	406,598	(46,216)	(7,343)

Cash and cash equivalents included in assets held for sale	—	—	(139,099)	(22,101)

Effects of exchange rate changes on cash and cash equivalents	(3,127)	(11,774)	(15,450)	(2,455)

Net change in cash and cash equivalents	(368,898)	459,374	(398,618)	(63,334)
Cash and cash equivalents at beginning of year	778,824	409,926	869,300	138,118

Cash and cash equivalents at end of year	409,926	869,300	470,682	74,784
Supplemental disclosure of cash flow information
Income tax paid	(1,312)	(18,460)	(10,320)	(1,640)
Interest paid	(11,927)	(10,537)	(15,179)	(2,412)
Supplemental disclosure of non-cash investing and financing activities:
Conversion of Series A convertible redeemable preferred shares into ordinary shares	—	14,283	—	—
Conversion of Series B convertible redeemable preferred shares into ordinary shares	—	96,667	—	—
Conversion of Series C convertible redeemable preferred shares into ordinary shares	—	579,490	—	—
Conversion of Series D convertible redeemable preferred shares into ordinary shares	—	792,502	—	—
Issuance of ordinary shares for purchases of subsidiaries	414,027	—	—	—
Issuance of ordinary shares upon exercise of warrants	—	2,737	—	—
Issuance of share options upon exercise of warrants (Note 15)	—	—	1,219	194
Consideration for purchase of subsidiaries net-off against related party receivables due	—	50,156	—	—
Consideration for purchase of building and land use rights offset by amounts due from related parties	—	—	17,407	2,701
Long-term prepayment offset by outstanding prepaid and other current assets	—	—	66,000	10,486
Consideration for purchase of subsidiaries net-off against receivables due	168,781	—	—	—
Purchase of property, plant and equipment financed by accounts payable and other payables	—	—	21,405	3,401
Purchase of subsidiaries net-off against prepaid amount	14,819	—	194,698	30,934
Purchase of subsidiaries through financing of payables	95,686	—	109,961	17,471

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

a. Background

The accompanying consolidated financial statements include the financial statements of Ambow Education Holding Ltd. (the “Company”), its subsidiaries and variable interest entities (“VIEs”) for which the Company or its subsidiaries are the primary beneficiaries. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

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

On August 5, 2010, the Company and certain selling shareholders of the Company (the “Selling Shareholders”) completed its initial public offering of 10,677,207 American Depositary Shares (“ADSs”) at US$10.0 per ADS. Each ADS comprises two Class A ordinary shares of the Company. Immediately prior to the completion of the initial public offering (“IPO”), all of the Company’s then outstanding preferred shares automatically converted into an equal number of ordinary shares; and all the 196,731 Series B warrants were exercised at US$0.75 per share to purchase 590,193 ordinary shares on a 1 for 3 share exchange basis. The fair value of the exercised warrants was approximately US$362,922.

In 2011, the Group completed 7 acquisitions, all of which are accounted for as business combinations using the purchase method of accounting. The 7 acquisitions involved the Group obtaining control of one or more existing businesses in exchange for cash.

In December 2011, the Company disposed of 5 legal entities, being Xi’an Dragon Continuation School (“Xi’anTutoring”), Shandong North Resource Information Technology Co., Ltd. and Jinan Prosperous Resource Technology Co., Ltd. (a sub-group of the same business and together referred to as the “Shandong Software Companies”), Guangzhou Modern Olympic Training School (“Guangzhou HP Tutoring”), and Tianjin Yimatong Technology Development Co., Ltd. (“Tianjin Holding”) (together the disposed entities are referred to as the “4 Disposed Businesses”). Please refer to Note 24 (a) for details.

In December 2011, the Company signed an agreement to sell 3 legal entities, being Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co. (together “Beijing Century College Group”) and Beijing 21st Century International School (“21st School”) to Xihua Investment Group (“Xihua Group”). As of December 31, 2011, the disposal transaction has not been completed. Beijing Century College Group is currently classified as held for sale on the balance sheet. 21st School remains included as held for use since the Company will have significant continuing involvement in 2lst School following the planned disposal. Please refer to Note 24 (b) for details.

b. Nature of operations

The Group is a national provider of educational and career enhancement services in the People’s Republic of China (“PRC”). The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

The Group is also pursuing opportunities to provide similar services to those outlined above outside of the PRC.

c. Major subsidiaries and VIEs

As of December 31, 2011, the Company’s major subsidiaries and VIEs include the following entities:

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Subsidiaries

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Beijing Ambow Online Software Co., Ltd. (“Ambow Online”)	August 24, 2000	PRC	Investment holding

Ambow Education Co., Ltd. (Cayman)	January 25, 2005	Cayman Islands	Investment holding

Ambow Education Ltd. (Cayman)	June 6, 2007	Cayman Islands	Investment holding

Ambow Education (Hong Kong) Ltd.	December 17, 2007	Hong Kong	Investment holding

Beijing Ambow Chuangying Education and Technology Co., Ltd.	January 18, 2008	PRC	Investment holding

Wenjian Gongying Venture Investment Enterprise	July 20, 2009	PRC	Investment holding

Variable interest entities (“VIEs”)

Beijing Normal University Ambow Education Technology Co., Ltd.( “Ambow Shida”)	July 30, 2004	PRC	Investment holding

Shanghai Ambow Education Information Consulting Co., Ltd. (“Ambow Shanghai”)	May 16, 2006	PRC	Investment holding

Ambow Sihua Education and Technology Co., Ltd. (“Ambow Sihua”)	April 17, 2007	PRC	Investment holding

Suzhou Wenjian Venture Investment Management Consulting Co., Ltd. (“Suzhou Wenjian”)	February 25, 2009	PRC	Investment holding

Subsidiaries of VIEs

Changsha Study School (“Changsha Tutoring”)	June 1, 1984	PRC	Tutoring

Tianjin Peace School (“Tianjin Tutoring”)	March 5, 1986	PRC	Tutoring

Beijing Intelligent Training School (“Beijing YZ Tutoring”)	December 30, 1994	PRC	Tutoring

Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”)	June 18, 1999	PRC	K-12 School

21st School	February 20, 1993	PRC	K-12 School

Jilin Clever Training School (“Jilin Tutoring”)	May 8, 2000	PRC	Tutoring

Shenyang Universe High School (“Shenyang K-12”)	December 8, 2003	PRC	K-12 School

Applied Technology College of Soochow University (“Applied Technology College”)	April 29, 2006	PRC	College

Shuyang Galaxy School (“Shuyang K-12”)	November 1, 2008	PRC	K-12 School

Beijing Jinghan Yingcai Education and Technology Co., Ltd. (“Beijing JY Tutoring”)	January 21, 2009	PRC	Tutoring

Guangzhou ZhiShan Education Technology Co., Ltd. (“Guangzhou ZS Career Enhancement”)	January 1, 2011	PRC	Career Enhancement

Hebei Yuanlong Corporate Management Co., Ltd. (“Hebei YL Career Enhancement”)	January 13, 2011	PRC	Career Enhancement

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Beijing Genesis Education Group (“Genesis Career Enhancement”)	May 1, 2011	PRC	Career Enhancement

Beijing Jinghan Taihe Education Technology Co., Ltd. (“Beijing JT Tutoring”)	Jul 12, 2011	PRC	Tutoring

The names of certain schools or companies referred to above represent management’s best effort in translating the Chinese names of these entities as no English names for these entities have been registered.

d. VIE arrangements

PRC regulations restrict foreign owned companies from directly investing in certain businesses providing educational services in China. In order to comply with these regulations the Company, through its PRC subsidiaries, has entered into exclusive technical consulting and service agreements (the “Service Agreements”) with a number of VIEs in China which are able to provide such educational services.

The shareholders of the VIEs, through share pledge agreements, have pledged all of their rights and interests in the VIEs, including voting rights and dividend rights, to the Company or its subsidiaries as collateral for their obligation to perform in accordance with the Service Agreements. Further, the shareholders of the VIEs, through exclusive call option agreements, granted to the Company or its subsidiaries an exclusive, irrevocable and unconditional right to purchase part or all of the equity interests in the VIEs for an amount equal to the original cost of their investment should the purchase become permissible under the relevant PRC law.

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

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting guidance for VIE. The amendment effectively replaces a quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financing interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a VIE that mostly significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with VIEs and about any significant changes in risk exposure as a result of that involvement.

The Group adopted the new guidance on January 1, 2010, and the disclosure guidance was retrospectively applied for all periods presented in the financial statements.

As discussed above, the Company had consolidated the VIEs under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of those entities. Because the Company, through its wholly owned subsidiaries, has (1) the power to direct the activities of the VIEs that most significantly impact the entity’s economic performance and (2) the right to receive benefits from the VIE, it continues to consolidate the VIE upon the adoption of the new guidance.

Risk in relation to the VIE structure

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including those that govern the Group’s VIE contractual arrangements. If the Group’s ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including (i) revoking the business and operating licenses of the Company’s PRC subsidiaries and VIEs; (ii) discontinuing or restricting the operations of any related-party transactions among the Company’s PRC subsidiaries and VIEs; (iii) imposing fines or other requirements with which the Group or the Company’s PRC subsidiaries and VIEs may not be able to comply; (iv) revoking the preferential tax treatment enjoyed by the Company’s PRC subsidiaries and VIEs; (v) requiring the Group or the Company’s PRC subsidiaries and VIEs to restructure the ownership structure or operations; or (vi) restricting or prohibiting the Group’s use of its IPO proceeds to finance its business and operations in China. If any of the above penalties is imposed on the Group, the Group’s business operations and expansion, financial condition and results of operations will be materially and adversely affected.

The Company’s operations depend on the VIEs and their respective shareholders to honor their contractual agreements with the Company. All of these agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The management believes that the VIE agreements are in compliance with PRC law and are legally enforceable.

However, the interpretation and implementation of the laws and regulations in the PRC and their application to the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Company to enforce the contractual arrangements should the VIEs or their shareholders fail to perform their obligation under those arrangements.

The following combined financial information of the Group’s VIEs and, as applicable, a subsidiary of one of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	(in thousands)
	2009	2010	2011
Total assets	3,438,272	4,032,772	4,421,661

Total liabilities	(2,277,049)	(2,890,190)	(2,959,371)

	For the Year ended December 31,
	(in thousands)
	2009	2010	2011
Net revenue	397,024	956,954	1,192,633

Net loss	(19,287)	(14,311)	(102,892)

	For the Year ended December 31,
	(in thousands)
	2009	2010	2011
Net cash provided by operating activities	257,368	265,497	285,147

Net cash provided by (used in) investing activities	67,738	(2,218)	(142, 685)

Net cash provided by financing activities	(146,500)	(21,030)	(68,900)

Cash of discontinued operation classified as held for sale	—	—	(139,099)

During 2011, five subsidiaries of VIEs were disposed of (the 4 Disposed Businesses) and the results are included in discontinued operations. For further details, see Note 24 (a) and (c). Two subsidiaries of VIEs were classified as assets held for sale (Beijing Century College Group) and included in discontinued operations. For further details, see Note 24 (b).

Currently there are no contractual arrangements that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its PRC educational and career enhancement services through the VIEs and its subsidiaries, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss.

As disclosed in Note 24 (b), the Company is in the process of disposing of  21st School, a subsidiary of a VIE, but will retain a continuing involvement in the operations of the school, and so it continues to be included as a continuing operation.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.2939, representing the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2011. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

As mentioned in Note 1 (a), the 4 Disposed Businesses have been disposed of in 2011 and classified as discontinued operations, and Beijing Century College Group has been classified as held for sale and is also classified under discontinued operations.

b. Comparability due to disposal and reclassification

Amounts in the consolidated financial statements for the year ended December 31, 2010 were reclassified to conform to the presentation used in the year ended December 31, 2011.  See Note 24- “Discontinued Operations” for a discussion relating to these reclassifications.  The results of the discontinued operations have been reflected separately in the statement of operations as a single line-item in accordance with U.S. GAAP.

The consolidated statements of operations and segment reporting information for the two years ended December 31, 2009 and 2010 were also revised. The revisions relate to i) a reclassification of amortization expense attributable to student populations, and ii) to include the disclosure of cost of sales for software products. The amortization charge was previously reported within general and administrative expenses, and has now been reclassified into cost of sales in 2011. The 2009 and 2010 cost of sales and general and administrative expenses have been restated by RMB 12,126 and RMB 18,155, respectively to ensure comparability. The Company considers the current classification to be more appropriate given that student populations contribute directly to the generation of “Educational program and services” revenue.

c. Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. On an on-going basis, the Group evaluates its estimates, including those related to the useful lives of long-lived assets including property and equipment, stock-based compensation, goodwill and other intangible assets, income taxes, bad debt provision and contingencies. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Actual results may differ from these estimates.

d. Basis of consolidation

All significant inter-company transactions and balances have been eliminated upon consolidation. Non-controlling interests represent the equity interests in the Company’s subsidiaries and VIEs that are not attributable, either directly or indirectly, to the Company.

e. Significant risks and uncertainties

The Group participates in a regulated and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: the share market performance and public interest in companies operating in the PRC that are listed on the share market in the United States; competition from other competitors; regulatory or other PRC related factors including risk in relation to the VIE structure ; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s success in managing and integrating businesses acquired; and general risks associated with the education industry in the PRC.

f. Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

g. Restricted cash

Restricted cash relates to cash deposited into banking institutions as a security deposit to enable further borrowings from the bank.

h. Term deposits

Term deposits consist of bank deposits with an original maturity of between three to twelve months.

i. Allowance for doubtful accounts

Accounts receivable mainly represent the amounts due from the customers, distributors, or students of the Company’s various subsidiaries and VIEs. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Accounts receivable balances are written off after all collection efforts have been exhausted and the potential for recovery is considered remote.

j. Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the useful life of land use right.

k. Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20 – 50 years
Motor vehicles	5 years
Office and computer equipments	3 – 5 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

l. Construction in progress

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

m. Intangible assets, net

Finite lived intangible assets are initially recorded at fair value when acquired in a business combination and are amortized on a straight-line basis except student populations and customer relationships which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The Group reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (see Note 7-”Intangible assets, net” for additional information):

Software	3 years to 5 years
Student populations	2.8 years to 15 years
Customer relationships	1.8 years to 5.7 years
Cooperative agreements	1.3 years to 10 years
Favorable leases	0.8 years to 20 years
Non compete agreement	3 years to 4.5 years
Trade names	Indefinite

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

n. Segments

The Group determined its reporting units in accordance with ASC 280, “Segment Reporting” (“ASC 280”). The group evaluates a reporting unit by first identifying its operating segments under ASC 280, and then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Group evaluate those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Group determines if the segments are economically similar and, if so, the operating segments are aggregated. The Group currently has four operating segments and eight reporting units. Please refer to Note 20 “Segment information” for details.

o. Goodwill

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired with the following two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. The fair value of each reporting unit is established using a combination of expected present value of future cash flows and income approach valuation methodologies. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. A reporting unit constitutes a business for which discrete profit and loss financial information is available. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Determining when to test for impairment, the Group’s reporting units, the fair value of a reporting unit and the fair value of assets and liabilities within a reporting unit, requires judgement and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. The Group bases fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain.

Significant changes in the economic characteristics of components or reorganization of an entity’s reporting structure can sometimes result in a re-assessment of the affected operating segment and its components to determine whether reporting units need to be redefined where the components are no longer economically similar. Therefore, 21st school was tested for impairment as its own reporting unit at the date that a decision was made to dispose of the school and this led to an impairment charge of RMB 25,336 for the year ended December 31, 2011. Please refer to Note 8 of the financial statements for details.

The Group performs impairment tests in the fourth quarter of each year. At the latest impairment test date, the fair value of our reporting units was significantly in excess of carrying value.  As of September 30, 2011, if the discount rates (weighted average cost of capital used in our analysis) had been 100 basis points higher than those estimated for each reporting unit and all other assumptions were held constant, the goodwill  impairment test would have resulted in the same conclusion.  Similarly, if the long-term growth rates had been 100 basis points lower than those estimated for each reporting unit and all other assumptions were held constant, the goodwill impairment test would have resulted in the same conclusion.

Future changes in the judgements and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units and could result in additional impairment of goodwill.

Except for the impairment loss recognized in relation to entities disposed or in the process of being disposing in 2011, no other goodwill impairment loss was recognized for any years presented.

p. Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. In addition to the impairment loss recognized in relation to discontinued operations, no other, impairment loss related to long-lived assets during the years ended December 31, 2009, 2010 and 2011.

q. Revenue recognition

The Group’s revenue is primarily generated from delivering educational programs and services and sales of software products. The Group’s customers include mainly students attending classes at its own schools, training centers or college; students attending classes run by our cooperative partners; corporate clients attending our outbound and management training classes; and distributors whom the Group sells its software products or services to.

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured. Revenues presented in the consolidated financial statements represent revenues from educational program and services, and sales of software products. If any of the aforementioned criteria are not met, we defer recognizing the revenue until such time as all criteria are met.

Sales to distributors

Sales to distributors include sales of educational programs and services which mainly consist of career enhancement and corporate training programs where the end user accesses content through the Company’s server or sales of software products where the end user accesses content on a compact disk with no further interaction with the Company.

The Group recognizes revenue from sales to distributors with a proven historical payment record as described below for the relevant service or product. If collectability cannot be reasonably assured, especially for sales to distributors for which no historical payment record exists, revenue starts to be recognized upon the collection of cash attributable to the revenue.

Sales to distributors in 2011 represented 20.7% of total net revenues in 2011 (2010: 15.5%; 2009: 18.4%).

Educational programs and services

Educational programs and services primarily consist of primary and secondary curriculum education, university curriculum education, tutoring programs that supplement primary and secondary curriculum education and career enhancement and other corporate training programs that are provided directly or indirectly to customers, where the Group is responsible for delivery of the programs and services. For the curriculum education programs, the tuition revenue, including accommodation, is recognized on a straight-line basis over the length of the course, which is typically over a period of a semester. For tutoring programs, tuition revenue is recognized on a straight-line basis over the period during which tutoring services are provided to students. Educational materials revenue, which is immaterial and has not been disclosed separately, relates to the sales of books, course materials, course notes for which the Group recognizes revenue when the materials have been delivered to students.

Educational programs and services also include programs offered online which could be accessed through a username and password. Career enhancement services such as CCEP, CBS and the Career GPS System have been offered to students and other customers either directly or through sales to distributors. Revenue attributable to these service offerings is recognized on a straight-line basis over the length of the course, which is typically one to three months.

In accordance with ASU No.2009 -13, the Company treats service contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognizes revenue on a periodic basis during the contract periods when each deliverable service was provided. Since the contract price is for all the deliverables under the contract, the Company allocates the contract price among all the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by ASU No.2009 - 13. The Company uses (a) vendor-specific objective evidence of selling price, if it exists; otherwise, (b) third -party evidence of selling price. If neither (a) nor (b) exists, the Company will use (c) management’s best estimate of the selling price for that deliverable.

Sales of software products

Software product revenues relate to revenues from the sale of educational compact disks (“CDs”) either directly to students or to distributors or educational content downloaded through the internet. Major software products sold includes Bopo English and the Group’s Practice and Training Platform. The sales arrangements do not include post customer support services and the Group does not provide customers with upgrades. The Group recognizes revenue for these products in accordance with U.S. GAAP guidance on software revenue recognition, (i.e. revenue is recognized from the sale of software products when delivery has occurred based on purchase orders, contracts or other documentary evidence, provided that collection of the resulting receivable is reasonably assured.)

If a sales contract stipulates more than one deliverable and includes the sale of software products, the deliverables are considered as multiple accounting units in accordance with ASC Topic 985, “Revenue”, the total revenue on such arrangements is allocated among the individual deliverables based on their relative fair values. For example, the Company has arrangements where sales of software products are bundled with sales of educational services. In such arrangements, the software product is delivered initially before the provision of services. If sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement. Revenue is recorded net of business tax and surcharges.

Ambow Online, Ambow Yuhua, and Shandong Software Companies, which are the companies from which the Group sells its software products, are each subject to 17% value added tax (“VAT”) for the revenues from software products sold in the PRC. Companies that fulfill certain criteria set by the relevant authorities including developing their own software products and registering the software product with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess of VAT paid over and above 3% of net revenues.

For all years presented, Ambow Online and the Shandong Software Companies have met these criteria and therefore were entitled to the VAT refund. Ambow Yuhua has met these criteria and was entitled to the VAT refund since 2011.

Suzhou Yisi Chuangyi Technology Co., Ltd. (“Suzhou Career Enhancement”) was a small scale VAT taxpayer in 2009, and was subject to 3% VAT on the revenue from software products sold within the PRC. From January 1, 2010, Suzhou Career Enhancement was changed from a small scale VAT taxpayer to a general VAT tax payer and is subject to 17% VAT on the revenues from software products sold in the PRC.

The Company has adopted gross presentation for VAT, by which VAT is included in revenues and cost of revenues, because the Company considers its 17% VAT obligation and its entitlement to a 14% VAT refund as one integrated preferential VAT policy.

Barter transactions

For barter transactions, the Company recognizes revenue and expense at fair value.  For barter transactions involving the receipt of advertising services, the Company recognizes revenue and expense at fair value only if the fair value of the advertising services received in the transaction are determinable.  The Company had no barter transactions in 2009 and 2010.  In 2011, the Company had software sales of RMB 37.3 million to companies with which the Company had also entered into arrangements for those customers to provide the Company advertising services. Both the software sales and the advertising services were separate cash transactions, but given the timing proximity of the transaction to each other, the Company accounted for these in accordance with its barter transaction accounting policy.

r. Cost of revenues

Cost of revenues for educational programs and services primarily consist of teaching fees and performance-linked bonuses paid to the teachers, rental payments for the schools and learning centers, depreciation and amortization of property, equipment and land use rights used in the provision of educational services, costs of educational materials, and costs paid to sales agents for their services.

Cost of revenues for software products primarily consists of raw material costs of compact disks and packaging and license fees.

s. Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term. The Group normalizes rent expense on operating leases that involve rent concessions.

t. Research and development

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

i)                          Software to be sold, leased or marketed

The Group recognizes costs to develop its online education technology platform and courseware in accordance with the guidance in ASC Topic 985-20, “Costs of Software to be Sold, Leased or Marketed”. Costs incurred for the development of online education technology platforms and courseware, prior to the establishment of technological feasibility, are expensed when incurred. Once an online education technology platform or courseware has reached technological feasibility with a proven ability to operate in the market, all subsequent online education technology platform or courseware development costs are capitalized until the product is available for general release. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses technical design documentation.

ii)                       Internal use software

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

For the years ended December 31, 2009, 2010 and 2011, the Group capitalized certain internal use software development costs of continuing operations totaling approximately RMB 10,285, RMB 25,536, and RMB 9,973, respectively. The estimated useful life of costs capitalized is evaluated for each specific project as four years. For the years ended December 31, 2009, 2010 and 2011, the amortization of capitalized costs amounted to approximately RMB 1,519, RMB 4,409, and RMB 10,007, respectively, and have been included as part of general and administrative expenses and research and development expenses. Capitalized internal use software and website development costs are included in intangible assets: others, net.

u. Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses of continuing operations were RMB 41,240, RMB 70,521 and RMB 138,825 for the years ended December 31, 2009, 2010 and 2011, respectively, and have been included as part of selling and marketing expenses.

v. Foreign currency translation

The Group uses RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, Hong Kong and the British Virgin Islands is the US$, while the functional currency of the other entities in the Group is the RMB. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, has been translated into RMB. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of shareholders’ equity and comprehensive income.

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

w. Foreign currency risk

The RMB is regulated by the PRC government and is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Further, the value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents and term deposits of the Group included aggregate amounts of RMB 550,290 and RMB 450,901 at December 31, 2010 and 2011, respectively, which were denominated in RMB.

x. Fair value of financial instruments

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

y. Net income (loss) per share

In accordance with US GAAP guidance on “Computation of Earnings Per Share” and “Participating Securities and the Two-Class Method”, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their respective participating rights. All of the preferred shares of the Company are participating securities on a fixed basis (refer to Note 13 for dividend provisions of all preferred shares). Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive.

z. Income taxes

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

aa. Uncertain tax positions

The Group adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Group believes that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. The Group adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. See Note 17—“Income Taxes” for additional information. For the years ended December 31, 2009, 2010 and 2011, the Group did not have any interest and penalties associated with tax positions. See Note 17 for details of the Group’s tax position as of December 31, 2011.

bb. Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported as a component of the consolidated statements of shareholders’ equity.

cc. Imputation of interest on long-term receivables and payables

The Group imputes interest on non-current receivables and payables in accordance with ASC Topic 835-30. Four long-term payable balances amounted to RMB 108 million (maturity dates range from January 2013 to December 2013) and two long-term receivable balances amounted to RMB 22 million (maturity date is December 2031) arose as part of the Group’s business combinations during the year 2009 and 2011. For the years ended December 31, 2010 and 2011, net interest expense of RMB 6,915 and RMB 10,647 were imputed on the outstanding long-term receivable and payable balances using the incremental borrowing rate of approximately 7.01% and 6.99%, respectively.

dd. Share-based compensation

The Group grants share options/ warrants to its employees, directors and non-employees. The Group measures the cost of employee services received at the grant-date using the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. The Group records stock-based compensation expense on a straight-line basis over the requisite service period, generally ranging from one year to four years.

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

ee. Business combinations

The Group adopted on a prospective basis SFAS 141(R) business combinations (now codified as ASC Topic 805, Business Combinations) in January 2009. This guidance significantly changed how business acquisitions were accounted for and impacts financial statements both on the acquisition date and in subsequent periods. The Group accounted for acquisitions made in the years ended December 31, 2009 and 2011 using the acquisition method in accordance with ASC Topic 805.

ff. Borrowing costs

The Group capitalizes the borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset in accordance with ASC Topic 835-20, “Capitalization of Interest.”

gg. Long-lived assets to be disposed of

The Group accounts for a long-lived asset to be disposed of other than by sale in accordance with the provisions of ASC sub-topic 360-10 (“ASC 360-10”), “Impairment and Disposal of Long-lived Assets”, where such long-lived asset continues to be classified as held and used until it is disposed of.  When a long-lived asset ceases to be used, the carrying amount of the asset is written down to its salvage value, if any.

The Group accounts for a long-lived asset or disposal group to be sold in accordance with the provisions ASC 360-10, where such long-lived asset or disposal group is classified as held for sale in the period in which all six criteria are met: (1) a plan to sell the asset has been committed to by management; (2) the asset can be sold in its current condition; (3) an active plan has been initiated to find a buyer; (4) it is probable that the asset will be sold and the sale will be completed within one year and will qualify as a complete sale; (5) the sales price is reasonable relative to the asset’s current fair value and the entity is actively marketing the asset; and (6) it is unlikely that the plan to sell the asset will be withdraw or changed significantly.

A long-lived asset or disposal group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and it is presented separately in the balance sheets.  Long-lived assets reclassified as held for sale are not depreciated or amortized.  The Group follows ASC 205-20 in its accounting for a component of the Company that has been disposed of or is classified as held for sale and has operations and cash flows that can be clearly distinguished from the rest of the Company.  Such component is reported as discontinued operations.  In the period in which a component has been disposed of or classified as held for sale, the results of operations, including any gain or loss after tax recognized in accordance with ASC 360-10, less applicable income taxes (benefit), for the periods presented are reclassified into line items of income separately from net income (loss) from continuing operations before extraordinary items (if applicable), in the statements of operations.

hh. Discontinued Operations

For a component of the Group that either has been disposed of or is classified as held for sale, the Group accounted for the result of operations of the component as a discontinued operation in accordance with ASC sub-topic 205-20 (“ASC 205-20”),  “Presentation of Financial Statements”, when (1) the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Group as a result of the disposal transaction; and (2) the Group will not have any significant continuing involvement in the operations of the component after the disposal transaction.

ii. Recently issued accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRSs”. This ASU represents the converged guidance of the FASB and the International Accounting Standards Board (“IASB”) on fair value measurement and is intended to result in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The amendments in ASU 2011-04 are effective for public entities for interim and fiscal year beginning after December 15, 2011, and should be applied prospectively. Early adoption is not permitted for public entities. The Company does not expect this ASU to have a material impact on the Company’s financial statements.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 will be applied retrospectively. The amendments in ASU 2011-05 are effective for public entities for interim and fiscal year beginning after December 15, 2011. Early adoption is permitted. Based on the Company’s evaluation of this ASU, the adoption of this amendment will only impact the presentation of comprehensive income on the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, “Intangibles - Goodwill and Other (Topic 350), Testing Goodwill for Impairment”. Annually, the ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines the fair value of a reporting unit is greater than its carrying amount, it is not required to perform the step 1 quantitative goodwill impairment test for the reporting unit. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company did not adopt this ASU in its goodwill testing.

In December 2011, the FASB issued revised guidance on “Disclosures about Offsetting Assets and Liabilities”. The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company does not expect this ASU to have a material impact on the Company’s financial statements.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2009	2010	2011
	RMB	RMB	RMB

Accounts receivable	21,879	48,745	122,886
Less: allowance for doubtful accounts
Balance at beginning of year	—	(351)	(458)
Additional provision for bad debt	(351)	(107)	(14,181)
Balance at end of year	(351)	(458)	(14,639)
Accounts receivable, net	21,528	48,287	108,247

4. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB

Prepayments and deposits for acquisition	316,943	76,707
Current portion of prepaid advertising expense	431	72,080
Prepayment for new training centre project	—	65,609
Receivables arising from the termination of arrangements (Note (i))	72,444	98,061
Value added tax refund	18,771	45,800
Rental deposits	21,790	27,045
Receivables resulting from disposals (Note 24(a))	—	35,000
Receivable from Zhenjiang operating rights (Note 9(i))	—	35,000
Prepaid rental fees	13,671	28,433
Prepayment for cooperative rights to cooperating universities	9,640	10,710
Staff advances	8,545	8,891
Prepaid professional services fees	7,995	8,475
Deposit for purchase of land use rights	4,122	982
Prepaid channel fees/Prepaid Commission	3,672	647
Others	50,873	60,683
Total	528,897	574,123

(Note i) The balance includes RMB 24 million for the cancellation of an acquisition, RMB 30 million from the result of an arbitration hearing in respect of Guangzhou HP Tutoring (See Note 19 for further details), RMB 44 million for the cancellation of a proposed land use right purchase.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB

Buildings	539,149	503,204
Motor vehicles	12,446	16,074
Office and computer equipment	140,827	176,165
Leasehold improvements	52,407	229,333
	744,829	924,776
Less: accumulated depreciation	(85,820)	(165,460)
Add: construction in progress	14,332	29,700
Total	673,341	789,016

For the years ended December 31, 2009, 2010 and 2011, depreciation expenses of continuing operations were RMB 20,031, RMB 44,233 and RMB 57,977, respectively, and are recorded in cost of revenues, selling and marketing expenses and general and administrative expenses.

As of December 31, 2011, the Group is in the process of applying for the building ownership certificates for certain buildings with a total net carrying value of approximately RMB 67,527.

6. LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB

Land use rights	267,700	259,321
Less: accumulated amortization	(10,255)	(15,584)
Land use rights, net	257,445	243,737

Amortization expenses for land use rights of continuing operations amounted to RMB 3,694, RMB 5,828 and RMB 6,098 for the years ended December 31, 2009, 2010 and 2011, respectively, and are recorded in cost of revenues and general and administrative expenses.

Based on the current land use rights held, future amortization expenses of continuing operations are estimated to be RMB 6,098 per year for each of the next five years through December 31, 2016.

7. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2010			As of December 31, 2011
	Gross Carrying	Accumulated	Net Carrying	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
	RMB	RMB	RMB	RMB	RMB	RMB

Trade name	303,686	—	303,686	363,559	—	363,559
Student populations	64,060	(33,035)	31,025	74,740	(47,933)	26,807
Software	73,199	(23,983)	49,216	87,304	(49,043)	38,261
Customer relationship	9,940	(6,485)	3,455	7,390	(1,090)	6,300
Cooperative agreement*	101,963	(17,651)	84,312	22,843	(4,918)	17,925
Favorable lease	63,237	(4,952)	58,285	63,237	(7,135)	56,102
Non-compete agreement	—	—	—	3,188	(95)	3,093
Intangible assets	616,085	(86,106)	529,979	622,261	(110,214)	512,047

*In connection with the acquisitions completed in 2009 and 2011, the Group identified certain cooperative agreements as intangible assets, which were entered into by the sellers prior to the acquisitions. These cooperative agreements offer the Group the right to be affiliated with certain reputable universities in China.

Amortization expenses for intangible assets of continuing operations amounted to RMB 21,771, RMB 36,412 and RMB 50,831 for the years ended December 31, 2009, 2010 and 2011, respectively, of which RMB 10,404, RMB 16,900, and RMB 16,560 are included in cost of sales and the remaining is included in general and administrative expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the future annual periods is as follows: 2012: RMB 21,996, 2013: RMB 17,361, 2014: RMB 13,395, 2015: RMB 11,930, 2016: RMB 10,812 and cumulatively thereafter: RMB 72,994.

8. GOODWILL

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2010 and 2011 were as follows:

	Better Schools			Better Jobs
	Tutoring	K-12 Schools	Subtotal	Career Enhancement	Colleges	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	460,521	244,865	705,386	165,425	157,781	323,206	1,028,592
Foreign currency translation adjustments	(11,529)	(7,382)	(18,911)	(3,876)	(5,250)	(9,126)	(28,037)
Balance as of December 31, 2010	448,992	237,483	686,475	161,549	152,531	314,080	1,000,555
Goodwill acquired during the year	100,266	—	100,266	266,963	—	266,963	367,229
Goodwill impairment on assets held for use (See note (i) below)	—	(25,336)	(25,336)	—	—	—	(25,336)
Goodwill balance reclassified as assets held for sale (Note 24(b))	—	—	—	—	(51,754)	(51,754)	(51,754)
Goodwill impairment upon reclassification as held for sale (Note 24(b))	—	—	—	—	(8,928)	(8,928)	(8,928)
Goodwill impairment on disposals (Note 24(c))	(75,528)	—	(75,528)	(12,354)		(12,354)	(87,882)
Foreign currency translation adjustments	(18,830)	(2,946)	(21,776)	(7,083)	(5,639)	(12,722)	(34,498)
Balance as of December 31, 2011	454,900	209,201	664,101	409,075	86,210	495,285	1,159,386

Note (i) As set out in Note 24 (b) the Company plans to dispose of 21st School. Due to the Company’s significant continuing involvement in the school beyond the disposal date the school remains as held for use. Due to the decision to dispose of the school and enter into an agreement for the operating rights, 21st School was classified as a separate asset group. The expectation that 21st School will be sold is a triggering event to assess impairment.  21st School’s net assets including the related goodwill were RMB 342 million, which was greater than the recoverable amount of the asset group, and so failed Step 1 of the impairment test. Step 2 of the impairment test, comparing this to the estimated proceeds of RMB 317 million, or fair value, resulted in an impairment loss of RMB 25 million on 21st school which was allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. However, as the impairment loss that can be allocated to any individual long-lived asset is limited to its fair value, all of this impairment charge was allocated to the goodwill of the 21st school reporting unit.

9. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31
	2010	2011
	RMB	RMB

Prepaid operating rights (note i)	37,778	—
Deposit for training centers under construction (note ii)	—	65,001
Deposit for long-term leases (note iii)	60,000	191,600
Non-current portion of prepaid advertising fees	7,519	46,446
Non-current portion of receivables arising from the cancellation of an agreement	—	7,500
Others	3,783	9,126
Total	109,080	319,673

(note i) At the beginning of the third quarter of 2011, the Company reverted the operating right for the Junior High portion of Zhenjiang Ambow International School (“Zhenjiang K-12”) back to the original owner. This is in line with the Company’s strategy to focus on the International High School Program, which the Company developed in conjunction with the Zhenjiang school over the last three years. Total revenue contributed from the Junior High portion of Zhenjiang K-12 from the beginning of 2011 to the disposal date was RMB 10.6 million (US$1.7 million). Upon the termination, the Company’s receivable and payable balances in respect of the Junior High portion of Zhejiang K-12 were RMB 37.7 million (including RMB 35 million prepaid operating rights) and RMB 34.6 million (RMB 20.5 million is classified as “Payable to Zhenjiang Foreign Language School”, while the remaining is included in “Accrued payroll and welfare” in Note 10), respectively. The prepaid operating rights have been reclassified to prepaid and other current assets (See Note 4).

(note ii) During the year the Group entered into an agreement with a third-party contractor to build new training centers in 2011, ready to be operated by the Group in 2011 and 2012. Under this original agreement, the responsibility for decorating, renting, and running the training centers would be split between the two parties. As of December 31, 2011, deposits totaling RMB 92.8 million (US$ 14.7 million) had been paid pursuant to this agreement of which RMB 27.8 million (US$ 4.4 million) was capitalized as leasehold improvements in connection with new training centers which were completed and transferred to the Group to operate before December 31, 2011.

On March 23, 2012, the Group signed a new agreement to terminate the previous arrangement with this third party contractor and transfer all responsibilities for the centers to the Group.  Under this termination agreement, the Group agreed to pay RMB 139.4 million (inclusive of the cumulative deposits already paid) to take over all training centers which the third party contractor has built for the Group, as well as acquiring 16 training centers which the same third party contractor had operated independently. At the same time, the Group also paid a deposit of RMB 40 million towards the build of new centers in 2012.

(note iii) In December 2011, the Group recognized a deposit of RMB 134,000 for a 25-year lease of a new Career Enhancement education facility in Beijing to commence in March 2012.  The remaining balance of RMB 57,600 is a deposit for a 15-year lease of a new Career Enhancement education facility in Guangzhou.

10. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB

Other taxes payable	64,228	109,538
Accrued payroll and welfare	56,952	85,878
Current portion of consideration payable for acquisitions	2,000	54,762
Payable from the termination of sale of land use right	49,800	49,800
Accrual for rental	7,438	35,128
Professional service fees payable	26,513	21,815
Amounts due to cooperating partners	12,603	20,558
Payable to Zhenjiang Foreign Language School (Note 9 (i))	—	20,523
Payments in advance	22,772	20,609
Payable arising from the cancellation of an agreement*	—	14,440
Others	61,360	49,425
Total	303,666	482,476

* In relation to cancellation of Guangzhou Modern Olympic Training School, please refer to Note 19 – “Contingencies” for further details.

11. SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

	As of December 31
	2010	2011
	RMB	RMB

Secured short-term bank loans	6,160	24,920
Unsecured short-term bank loans	111,910	93,150
Total	118,070	118,070

As of December 31, 2011, secured short-term bank loans consisted of the following two bank loans:

•                  RMB 2,000 repayable on January 25, 2012 and bearing interest at 6.97% per annum. The loan was collateralized by a building with a net carrying value of approximately RMB 8,055.

•                  RMB 22,920 repayable on January 24, 2012 and bearing interest at 6.56% per annum. The loan was collateralized by some buildings and land use right, with net carrying value of approximately RMB 12,532 and RMB 13,588, respectively.

As of December 31, 2011, the Group has the following unsecured short-term bank loans:

•                  RMB 20,000 with a maturity date of April 13, 2012 and bearing interest at 6.71% per annum.

•                  RMB 20,000 with a maturity date of May 11, 2012 and bearing interest at 6.71% per annum.

•                  RMB 20,000 with a maturity date of July 15, 2012 and bearing interest at 6.71% per annum.

•                  RMB 20,000 with a maturity date of March 29, 2012 and bearing interest at 8.53% per annum. The loan was guaranteed by a third party.

•                  RMB 3,150 with a maturity date of January 26, 2012 and bearing interest at 6.56% per annum. The loan was jointly guaranteed by Taishidian and one subsidiary of the Group’s minority shareholder and third parties.

•                  RMB 10,000 with a maturity date of May 4, 2012 and bearing interest at 7.98% per annum. The loan was guaranteed by a third party.

The above short-term borrowings incurred interest expenses for the years ended December 31, 2010 and 2011 of RMB 3,914 and RMB 8,418, respectively, of which RMB 0 and RMB 0 was capitalized as additions to construction in-progress in the same respective years, and incurred guarantee fees of RMB 0 for the year ended December 31, 2011. The weighted average interest rate of bank loans outstanding as of December 31, 2011 was 6.47% per annum. The fair values of the short-term bank loans approximate their carrying amounts.

12. LONG-TERM BORROWINGS

Long-term borrowings consisted of the following:

	As of December 31
	2010	2011
	RMB	RMB

Secured long-term bank loans	44,000	13,500
Unsecured long-term bank loans	71,000	49,000
Total	115,000	62,500
Less: current portion of long-term bank loans	(61,000)	(16,000)
Non-current portion of long-term bank loans	54,000	46,500

As of December 31, 2011, the Group has entered into twelve long-term loan agreements with local banks with terms ranging from one year to seven years to finance its working capital requirements. Ten of them bear a floating interest rate at 120% and one bears 140% of the People’s Bank of China (“PBOC”)’s base lending rate per annum and are re-priced annually. The other one loan bears a floating interest rate at PBOC’s base lending rate per annum and is re-priced annually. The weighted average interest rate of bank loans outstanding as of December 31, 2011 was 6.88% per annum and all were denominated in RMB. None of the loan agreements contains any financial covenant.

Secured long-term bank loans of RMB 13,500 were collateralized by land use rights and buildings with a net carrying value of approximately RMB 34,601. Unsecured long-term bank loans were guaranteed by the following parties:

•                  Bank loans of RMB 28,000 were guaranteed by a related party, Shanghai Yunhai Group.

•                  Bank loans of RMB 5,000 were guaranteed by an independent guarantee company, Jiangsu Donghaoling Investment Co., Ltd.

•                  Bank loans of RMB 6,000 were guaranteed by an independent guarantee company, Suzhou Agriculture Guarantee Co., Ltd.

•                  Bank loans of RMB 10,000 were guaranteed by a subsidiary, Beijing Ambow Online Software Co., Ltd.

The above long-term loans incurred guarantee fees of RMB 166, RMB 208 and interest expenses of RMB 9,228, RMB 6,751 for the years ended December 31, 2010 and 2011, of which RMB 680 and RMB 82 were capitalized in additions to construction in-progress in 2010 and 2011, respectively. The fair values of the long-term bank loans approximate their carrying amounts.

The repayment schedule of the long-term borrowings is as follows:

As of December 31, 2011
RMB

Within one year	16,000
Between one and two years	28,500
Between two and three years	6,000
Between three and four years	6,000
Between four and five years	6,000
Beyond five years	—

Balances related to indemnifications from the sellers are RMB 41,491, RMB 41,491 and RMB 27,894 as of December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2011, short-term bank loans of RMB 3,150 and long-term bank loans of RMB 28,000 were guaranteed by minority shareholders of the Group and one of a minority shareholder’s subsidiaries. And long-term loans of RMB 10,000 were guaranteed by Ambow Online.

13. CONVERTIBLE PREFERRED SHARES

Series A Convertible Preferred Shares

On February 10, 2005, the shareholders of Ambow Online, which were the predecessor of the Company, exchanged their shareholdings in Ambow Online for 1,800,000 Series A convertible preferred shares issued by AECL. At the same time as this reorganization, AECL issued 2,500,000 Series A convertible preferred shares to a creditor in exchange for the extinguishment of its loan outstanding at the time. The loan extinguishment was accounted for based on the fair value of Series A convertible preferred shares issued to the creditor.

These preferred shares were then exchanged on a 1 for 3 basis for preferred shares of the Company with equivalent rights, preferences, and privileges on July 18, 2007.

The Group initially has classified the Series A convertible preferred shares as equity as these preferred shares cannot be redeemed. On August 5, 2010, upon completion of the IPO, all Series A convertible preferred shares outstanding were converted into Class B ordinary shares on a 1 for 1 basis. For further details, see the section “redemption rights” below.

Series B Convertible Preferred Shares

On December 2, 2005 and April 19, 2006, the Company issued an aggregate of 5,803,567 Series B convertible preferred shares for a purchase price of US$2.24 per share, net of issuance costs of US$801. Upon the first closing, the Company issued an additional 111,607 Series B convertible preferred shares upon the automatic conversion of US$150 convertible promissory notes held by a creditor at the time. A beneficial conversion feature of US$100 was recognized upon the automatic conversion of the convertible promissory notes based upon the fair value of the preferred shares received by the creditor.

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

The Group has initially classified the Series B convertible preferred shares as equity as these preferred shares could not be redeemed. On August 5 2010, upon completion of the IPO, all Series B convertible preferred shares outstanding were converted into Class B ordinary shares on a 1 for 1 basis. For further details, see the section “redemption rights” below.

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

The Group has initially classified the Series C convertible redeemable preferred shares as mezzanine equity as these preferred shares could be redeemed at the option of the holders after July 20, 2012. These shares were converted into Class B ordinary shares on August 5, 2010. For further details, see the section “redemption rights” below.

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

The Group has initially classified the Series D convertible redeemable preferred shares as mezzanine equity as these preferred shares could be redeemed at the option of the holders after July 20, 2012. These shares were converted into Class B ordinary shares on August 5, 2010. For further details, see the section “redemption rights” below.

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

Each preferred share automatically converts into ordinary shares upon the earlier of (i) the closing of an initial public offering at a price per share that reflects a pre-offering valuation of the Company of not less than US$600,000 (a “Qualified Public Offering”), or (ii) the written consent of holders of a majority of the outstanding shares of such series of preferred shares; provided that the conversion of Series C convertible redeemable preferred shares and Series D convertible redeemable preferred shares into ordinary shares pursuant to the foregoing clause shall also require the written consent of at least two thirds of the outstanding shares of such series of preferred shares.

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

The fair market value of the Series C convertible redeemable preferred shares and Series D convertible redeemable preferred shares are greater than their original purchase price as of December 31, 2009 and August 4, 2010. The accretion to the redemption value using the effective interest method was reflected as a reduction to net income to arrive at net (loss) income available to common shareholders in the accompanying consolidated statements of operations and amounted to RMB 157,877 and RMB 94,209 for the years ended December 31, 2009 and 2010.

On August 5, 2010, upon completion of the IPO, all preferred shares outstanding were converted into Class B ordinary shares on a 1 for 1 basis. Further, 590,193 Class B ordinary shares were issued upon exercise of the Series B warrants outstanding on August 5, 2010, at an exercise price of US$0.75 per share.

14. ORDINARY SHARES

Upon completion of the Company’s initial public offering (“IPO”) in August 2010, 7,500,000 American depositary shares (“ADSs”) were issued through the IPO, and the selling share holders offered an additional 3,177,207 ADSs. Each ADS represents two Class A ordinary shares, par value US$0.0001 per share. 80,755,877 Class B Ordinary shares were issued upon conversion of all convertible preferred shares at a par value of US$0.0001 per share.

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

In 2011, there were 1,914,088 Class A ordinary shares issued and 25,819,594 Class B ordinary shares converted to Class A ordinary shares. As of December 31, 2011 there were 49,088,096 and 95,392,968 Class A and Class B ordinary shares issued and outstanding, respectively.

15. WARRANTS

In December 2005, in conjunction with the placement of Series B convertible preferred shares, the Company issued the placement agent with warrants to purchase an aggregate of 196,731 Series B Preferred Shares at an exercise price of US$2.24 per share (590,193 Series B Preferred Shares at an exercise price of US$0.75 per share, as adjusted for the 1 for 3 share exchange in July 2007). These warrants were to expire upon the earlier of (i) five years after their issuance, or (ii) the initial public offering of the Company’s equity securities. The warrants were initially recorded as a liability based on their estimated fair value in accordance with ASC Topic 480 “Distinguishing Liabilities From Equity”. Since July 20, 2007, the Series B convertible preferred shares were no longer redeemable and the warrants were reclassified from a liability to equity.

The aggregate fair value of the placement agent warrants at issuance and on July 20, 2007 was US$196 and US$393, respectively. In August 2010, all the 196,731 warrants were exercised at US$0.75 to purchase 590,193 ordinary shares on the 1 for 3 share exchange basis. The fair value of the exercised warrants was approximately US$362,922. The fair value of these warrants was estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	Issuance	July 20, 2007
Expected volatility	43% to 45%	34%
Risk-free interest rate	5.00%	4.53%
Expected dividend	—	—
Expected life of the warrant	5 years	3 years
Fair value of preferred share	US$2.20	US$3.69

In July 2011, the Company granted 500,000 warrants to one of the senior management to purchase 500,000 Class A ordinary shares of the Company in exchange for services provided. Compensation cost was recognized based upon the fair value of the grant date. Please refer to Note 16 for additional information.

16. SHARE BASED COMPENSATION

2005 Share Incentive Plan

On February 4, 2005, the Group adopted the 2005 Share Incentive Plan, or the “2005 Plan”, under which the Group may grant options to purchase up to 1,500,000 ordinary shares of the Company to its employees, outside directors and consultants. The Board of Directors subsequently raised the number of options to be granted to 20,282,353 shares on November 14, 2008. Following the Company’s IPO, the Company no longer grants any awards under the 2005 plan. However, the 2005 plan will continue to govern the terms and conditions of any outstanding awards previously granted thereunder. In the event that any outstanding option or other right for any reason expires, is cancelled, or otherwise terminated, the shares allocable to the unexercised portion of the 2005 Plan or other right shall again be available for the purposes of the 2005 Plan.

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

(ii)                  the purchase price shall be not less than 100% of the fair market value per share on the date of grant; and

(iii)               in the case of an Incentive Shares Option (“ISO”), such ISO by its terms is not exercisable after the expiration of five years from the date of grant.

The 2005 Plan was approved and will terminate automatically 10 years after its adoption, unless terminated earlier at the Board of Directors’ discretion. Option awards are granted with an exercise price determined by the Board of Directors; those option awards generally vest based on 4 years of continuous service and expire in 10 years.

2010 Equity Incentive Plan

On June 1, 2010, the Group adopted the 2010 Equity Incentive Plan, or the “2010 Plan”, which became effective upon the completion of the IPO on August 5, 2010. The 2010 Plan allows the Company to offer a variety of incentive awards to employees, outside directors and consultants. Under the plan, the Group may grant up to 19,000,000 Class A ordinary shares of the Company to its employees, outside directors and consultants, plus (i) any shares that, as of the completion of the IPO, have been reserved but not issued pursuant to awards granted under the 2005 Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to awards granted under the 2005 Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Plan that are forfeited to or repurchased by the Company, with the maximum number of shares to be added to the 2010 Plan pursuant to clauses (i) and (ii) above equal to 10,000,000 Class A ordinary shares; provided, however, that there shall be an annual increase on the first day of each fiscal year beginning with the 2011 Fiscal Year, in an amount equal to the least of (i) 25,000,000 Class A ordinary shares, (ii) 5% of the outstanding Class A ordinary shares on the last day of the immediately preceding fiscal year or (iii) such number of Class A ordinary shares determined by the Board of Directors. In the event that any outstanding option or other right for any reason expires, is cancelled, or otherwise terminated, the shares allocable to the unexercised portion of the 2010 Plan or other right shall again be available for the purposes of the 2010 Plan.

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

Warrants

In 2011, the Company granted 500,000 warrants to one of the senior management to purchase 500,000 Class A ordinary shares of the Company. The warrant awards vest on a quarterly basis over one year continuous service period, and will expire after eighteen months after the date of grant. The exercise price per share is RMB 19.01, which was the fair market value of the Company’s ordinary shares on the date of Board of Director’s approval. The aggregate intrinsic value at the date of grant was RMB 841. As of December 31, 2011, 500,000 warrants were outstanding, of which 250,000 were exercisable. The remaining contractual term was 1 year. The aggregate intrinsic value of warrants outstanding and exercisable was RMB 1,679 and RMB 840, respectively. The substance of this grant is similar to the grant of an option; this grant was accounted for as share-based compensation under ASC 718.

As of December 31, 2009, 2010 and 2011, options granted to employees to purchase 9,901,485, 16,276,585 and 14,987,302 shares of ordinary shares and to non-employees to purchase 2,020,000, 2,045,000 and 1,775,000 shares of ordinary shares were outstanding, and options to purchase 8,360,868 and 20,960,768 and 20,605,963 ordinary shares were still available for future grants.  It is the Company’s policy to issue new shares upon share option exercise.

A summary of the share option activity as of December 31, 2009, 2010 and 2011 is as follows:

	Year ended December 31, 2009				Year ended December 31, 2010				Year ended December 31, 2011
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	9,940,800	4.23	7.5	163,835	11,921,485	8.01	6.9	253,681	18,321,585	15.90	7.1	553,155
Granted	3,373,885	25.98		(3,920)	6,701,100	31.61		(5,341)	992,700	32.91		(12,449)
Exercised									(1,914,088)	1.47		36,433
Forfeited	(1,393,200)	24.48			(301,000)	21.43			(637,895)	27.73
Outstanding at end of year	11,921,485	8.01	6.9	253,681	18,321,585	15.90	7.1	553,155	16,762,302	17.25	6.5	85,750
Exercisable at end of year	7,459,076	2.32	6.0	201,160	9,521,087	4.97	5.5	391,562	11,733,255	12.66	5.8	113,896

Management of the Group is responsible for determining the fair value of options and warrants granted and has considered a number of factors when making this determination, including valuations. Before 2011 fair values of option awards to employee were estimated as of the date of grant using the Black-Scholes option valuation model. With a number of employees exercising their vested options in 2011, management has reassessed the exercise pattern and determined that going forward a Binomial Pricing model is a better model for estimating the fair values of options and warrants. From 2011, the fair values of option and warrants awards to employee were estimated as of the date of grant using the Binomial Pricing model. The Binominal Pricing model typically incorporates a large number of very short time periods to reflect a realistic range of possible prices that a share could achieve over the option’s contractual term, which could result in several hundred total nodes. In addition, various probabilities could be assigned to each node to reflect the impact that a node is expected to have in conjunction with exercise and post-vesting termination assumption. Key inputs used in the Binomial Pricing model including: current stock price, exercise price, contractual life, risk free rate, expected volatility, exercise multiple, and post-vesting forfeit.  Expected volatility is estimated based on historical volatility of comparable public companies for the period before the grant date with length commensurate to expected term of the options. The risk free rate is estimated based on the yield to maturity of China Sovereign bonds denominated in USD as at the grant date. Exercise multiple is the ratio of fair value of stock over the exercise price as at the time the option is exercises. The post vesting forfeit rate was based on historical statistical data of the Company. Assumptions used in the Binomial Pricing model are presented below:

Year ended December 31, 2011
Risk-free rate of return	1.20%~4.40%
Exercise multiple (applicable to awards granted to employees only)	2~3
Post-vesting forfeiture rate (applicable to awards granted to employees only)	3%
Expected term	1.5~10
Volatility rate	41.00%~50.00%
Weighted average volatility rate	46.54%
Dividend yield	—

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

	Year ended December 31, 2009	Year ended December 31, 2010
Risk-free rate of return	3.30%~4.50%	2.04%~4.24%
Expected term	5.2~9.7	4.2~10.0
Volatility rate	44.04%~50.87%	45.80%~52.10%
Weighted average volatility rate	45.62%	47.42%
Dividend yield	—	—

The Company estimates the forfeiture rate to be 3% for the share options granted as of December 31, 2009, 2010 and 2011.

The Company recorded share-based compensation expenses of RMB 13,531, RMB 34,214 and RMB 33,348 during the years ended December 31, 2009, 2010 and 2011, respectively, attributed based on a straight-line basis over the requisite service period for the entire award. Total fair values of option and warrants vested are RMB 8,300, RMB 14,535 and RMB 48,414 for employees and RMB 5,610, RMB 3,778 and RMB 2,015 for non-employees during the years ended December 31, 2009, 2010 and 2011, respectively. Weighted average grant date fair values per share are RMB 12.10, RMB 15.07 and RMB 7.13 during the years ended December 31, 2009, 2010 and 2011. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset during the years ended December 31, 2009, 2010 and 2011.

As of December 31, 2011, there was RMB 53,972 of total unrecognized compensation expense related to non-vested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.68 years. During 2011, the Company has received RMB 2,684 as the proceeds of option exercise from employee and non-employee.

17. TAXATION

a. VAT

Ambow Online, Ambow Yuhua, and Shandong Software Companies are each subject to 17% VAT for the revenues from software products sold in the PRC. Companies that fulfill certain criteria set by the relevant authorities including developing their own software products and registering the software product with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess of VAT paid over and above 3% of net revenues.

For all years presented, Ambow Online and the Shandong Software Companies have met these criteria and therefore were entitled to the VAT refund. Ambow Yuhua has met these criteria and was entitled to the VAT refund since 2011. For the years ended December 31, 2009, 2010 and 2011, the VAT payable amounted to approximately RMB 12,568, RMB 10,198 and RMB 10,161, respectively.

Suzhou Yisichuangyi Technology Co., Ltd. (“Suzhou Career Enhancement”) was a small scale VAT taxpayer in 2009, and was subject to 3% VAT on the revenue from software products sold within the PRC. From January 1, 2010, Suzhou Career Enhancement was changed from a small scale VAT taxpayer to a general VAT taxpayer and is subject to 17% VAT on the revenues from software products sold in the PRC.

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

PRC

Significant components of the provision for income taxes on earnings for the years ended December 31, 2009, 2010 and 2011 are as follows:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Current:
PRC	6,665	51,812	58,904
Deferred:
PRC	(3,893)	(14,177)	(16,673)

Provision for income tax	2,772	37,635	42,231

Corporate entities

In March 2007, the Chinese government enacted the new Corporate Income Tax Law (“CIT Law”), and promulgated the related Implementing Regulations for the PRC Corporate Income Tax Law. The law and regulation came into effect on January 1, 2008. CIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. High and New Technology Enterprises can still enjoy a favorable tax rate of 15%.

CIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. In addition, the Corporate Income Tax Law provides grandfather treatment for enterprises which were qualified as “High and New Technology Enterprises” under the previous income tax laws and were established before March 16, 2007, if they continue to meet the criteria for High and New Technology Enterprises after January 1, 2008. The grandfather provision allows these enterprises to continue to enjoy their unexpired tax holiday provided by the previous income tax laws and rules.

CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with China and the FIE’s immediate holding company satisfies the criteria of beneficial owner as set out in Circular Guoshuihan [2009] No. 601. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a circular which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the CIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to CIT Law and CIT Implementing Regulations, a tax resident enterprise is an entity incorporated in the PRC, or incorporated outside the PRC but its “place of effective management” is in the PRC. The Company assessed and concluded that it does not satisfy the definition of a tax resident enterprise. The Company has further determined that its FIEs in China will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIEs in China for the years ended December 31, 2009, 2010 and 2011.

A summary of the preferential tax treatments available to the Group’s significant PRC entities of December 31, 2011 is as follows:

(i)             Ambow Online was recognized as a “Software Enterprise” and a “High and New Technology Enterprises”, and was exempted from income tax on its profits for 2008 and 2009, and is subject to a 50% reduction in income tax rate from 2010 to 2012.

(ii)          Ambow Yuhua obtained the certificate as a “Software Enterprise”, and is entitled to a preferential tax treatment for income tax on its profits beginning in 2011. Ambow Yuhua will be exempted from income tax for 2011 and 2012 and is subject to 50% reduction in income tax rate from 2013 to 2015.

During the years ended December 31, 2009, 2010 and 2011, if the Company’s corporate subsidiaries and VIEs in the PRC had not been awarded tax holidays or received preferential tax treatment, the increase in tax expense and its net income per share effects would have been as follows:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Increase in tax expense	(25,523)	(28,285)	(59,580)
Net income per share-basic	(0.65)	(0.33)	(0.42)
Net income per share-diluted	(0.65)	(0.25)	(0.40)

Private schools and colleges

For the Group’s companies providing education services they are taxed as corporate enterprises as referred to above. For private schools or colleges operated for reasonable returns they are subject to income taxes at 25% after January 1, 2008 but were sometimes subject to deemed amounts or rates of income tax to be determined by the relevant tax authorities. In certain cities, schools that were registered as requiring reasonable returns were subject to income tax of between 1.75% to 4.0% on gross revenue or a fixed tax amount.

CIT Law includes specific criteria that need to be met by an entity to qualify as a not-for-profit organization in order to be exempted from corporate income tax. In November 2009, the MOF and SAT jointly issued the “Circular on Management Issues Concerning

Not-for-Profit Organizations’ Eligibility for Tax Exemption”. This circular set out further clarification of the requirements for not-for-profit organizations, and stipulated that only not-for-profit organizations certified jointly by finance and taxation authorities are entitled to tax exemption, and the circular shall be implemented as of January 1, 2008. However, as of December 31, 2011 the detailed implementation guidance has not been provided to local tax authorities on how to apply these changes to schools and colleges.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2010	2011
	RMB	RMB

Current deferred tax assets	7,916	22,280
Less: valuation allowance on current deferred tax assets	—	(5,154)
Total current deferred tax assets	7,916	17,126
Non-current deferred tax assets	21,937	50,265
Less: valuation allowance on non-current deferred tax assets*	(17,622)	(45,465)
Total non-current deferred taxes, net	4,315	4,800
Total deferred tax assets, net	12,231	21,926
Non-current deferred tax liabilities:
- Unrecognized valuation surplus and deficit — Acquisition	167,553	167,309
- Unrecognized valuation surplus and deficit — Decrease due to amortization	(12,760)	(12,941)
Total deferred tax liabilities	154,793	154,368

* As certain of the Company’s subsidiaries are moving from a loss making position to a profitable situation, only a partial valuation allowance was provided.

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2009	2010	2011
	RMB	RMB	RMB
Balance at beginning of the year	2,926	17,468	17,622
Allowance made during the year	14,542	10,211	36,002
Reversals	—	(10,057)	(3,005)
Balance at end of the year	17,468	17,622	50,619

Reconciliation between total income tax expense and the amount computed by applying the weighted average statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2009	2010	2011
	%	%	%
Weighted average statutory tax rate	23%	25%	25%
Tax effect of preferential tax treatments	(27)%	(15)%	(33)%
Tax effect of non-deductible expenses	6%	3%	5%
Tax effect of non-taxable income*	(15)%	(1)%	(1)%
Tax effect of tax-exempt entities	4%	7%	9%
Changes in valuation allowance	12%	—	19%
Effective tax rates	3%	19%	24%

*   The non-taxable income mainly includes a VAT refund. Due to the tax bureau changed the treatment of VAT refunds in 2010, the non-taxable income decreased in 2010.

d. Uncertain tax positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of December 31,
	2009	2010	2011
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	1,663	26,435	34,966
Increases due to business combinations*	19,738	—	—
Increases related to current tax positions	5,034	8,531	11,356
Decrease due to business disposal	—	—	(551)
Unrecognized tax benefits, end of year	26,435	34,966	45,771

*   In 2009, the Group received an indemnification from every seller for unrecognized tax benefits payable arising from business combinations (see Note 22—“Acquisitions” for additional information) and recognized a corresponding tax indemnification asset at the acquisition date. The indemnification asset will continue to be measured on the same basis as the related unrecognized tax benefits payable, subject to collectability and contractual limitations on the indemnified amount until they are collected, sold, cancelled, or expire. Accordingly, the entire amount of unrecognized tax benefits arising from business combinations, if recognized, would not have any effect on the Group’s annual effective tax rate.

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of FIN 48, now codified as ASC Topic 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in unrecognized tax benefits recognized as of December 31, 2011 to be material in the next twelve months.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2006 to 2010 remain subject to examination by the tax authorities. There are no ongoing examinations by taxing authorities as of December 31, 2011.

18. NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Numerator:
Net income from continuing operations attributable to Ambow Education Holding Ltd.	92,064	161,037	140,766
Preferred shares redemption value accretion	(157,877)	(94,209)	—
Allocation of net income to participating preferred shareholders*	(93,611)	(55,534)	—
Numerator for basic income (loss) from continuing operations per share	(159,424)	11,294	140,766
Numerator for basic income (loss) from discontinued operations per share	46,172	54,995	(119,581)
Numerator for diluted income (loss)) from continuing operations per share	(159,424)	15,849	140,766
Numerator for diluted income (loss)) from discontinued operations per share	46,172	54,995	(119,581)
Denominator:
Denominator for basic income (loss) per share weighted average ordinary shares outstanding	39,193,092	85,551,412	142,939,038
Denominator for diluted income (loss) per share weighted average ordinary shares outstanding	39,193,092	112,122,045	150,432,812
Basic income (loss) per share- continuing operations	(4.07)	0.13	0.98
Basic income (loss) per share- discontinued operations	1.18	0.64	(0.84)
Diluted income (loss) per share- continuing operations	(4.07)	0.14	0.94
Diluted income (loss) per share- discontinued operations	1.18	0.49	(0.79)

*         Net income for the periods has been allocated to preferred shares and ordinary shares based on their respective rights to share in dividends.

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. For the years ended December 31, 2009, 2010 and 2011, warrants that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 0.6 million shares, nil, and nil, respectively, preferred shares that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 80.8 million shares, nil and nil, respectively, options including the 0.5 million warrants issued to the senior management as discussed in Note 15 to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 11.9 million shares, 7.2 million shares and 9.3 million shares, respectively.

19. COMMITMENTS AND CONTINGENCIES

Operating leases

The Group leases offices and classrooms under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases as of December 31, 2011 were as follows:

Amount
RMB

2012	109,452
2013	84,558
2014	54,626
2015	38,401
2016	28,744
Thereafter	139,926
Total	455,707

Rent expenses for all cancelable and non-cancelable leases were approximately RMB 57,508, RMB 98,913 and RMB 131,595 for years ended December 31, 2009, 2010 and 2011, respectively.

Capital commitment

Amount
RMB
Capital commitment for purchase of property and equipment	2,619
Capital commitment for purchase of intangible assets	45,997
Total	48,616

Contingencies

In August 2010, Kaidi initiated an action against Beijing Shida Ambow Education & Technology Co., Ltd. (“Ambow Shida”), and Beijing Ambow Online Software Co., Ltd. (“Ambow Online”) in the Haidian District Court in Beijing, the People’s Republic of China, alleging copyright infringement related to our Core Ebopo English and Ebopo English products. Kaidi applied to the court for an order that would require the defendants to stop the infringement, apologize publicly and pay the plaintiff damages in the amount of RMB 11,000,000.  Ambow Shida and Ambow Online replied to the accusation, and Kaidi voluntarily withdrew the lawsuit after the first hearing for the preliminary evidence. In December 2010, Kaidi re-filed its claim for copyright infringement in the Haidian District Court in Beijing, the People’s Republic of China, against Ambow Shida and Ambow Online. Ambow Shida and Ambow Online replied to the accusation.  The court held a hearing to review the preliminary evidence in March 2011, and adjourned the case. The Company believes that it is still too early to assess the potential outcome of Kaidi’s action but intends to defend itself vigorously. At this stage the amount of any potential loss cannot be reasonably estimated.

In March 2011, Mintel Learning Technology, Inc. (“Mintel”) filed a complaint against Ambow Education Holding Ltd. (“Ambow”) and Ambow’s President and CEO, Dr. Jin Huang, in U.S. District Court for the Northern District of California, alleging a claim of trade secret misappropriation.  On January 6, 2012, the Court granted Ambow’s motion to dismiss the complaint for failure to state a claim.  In an amended complaint filed on January 12, 2012, Mintel dropped its claim against Dr. Huang.  Mintel maintained its claim against Ambow for trade secret misappropriation.  In an order dated March 8, 2012, the Court denied Ambow’s motion to dismiss the amended complaint.  On March 22, 2012, Ambow filed an answer to the complaint, denying Mintel’s claim.  The parties are currently engaged in the early stages of discovery.  Fact discovery will close on October 19, 2012, and expert discovery will close on December 14, 2012.  The last day for the parties to file dispositive motions is January 11, 2013.  The Court has set a preliminary pretrial conference for February 1, 2013. The Company believes that it is still too early to assess the potential outcome of Mintel’s complaint but intends to defend itself vigorously.

On June 20, 2011, Zhuhai Mingfeng Co., Ltd. (“Mingfeng”) filed an arbitration claim against Ambow Sihua Education and Technology Co., Ltd. (“Ambow Sihua”) at China International Economic and Trade Arbitration Commission for breach of certain

Equity Transfer Agreement dated July 2, 2008 between Ambow Sihua and Mingfeng (the “Equity Agreement”).  Mingfeng requested Ambow Sihua to return 100% equity interest in Guangzhou Modern Olympic Training School (also referred to as Guangzhou HP Tutoring) and pay damages in an aggregate amount of RMB 22,195,044.  On August 2, 2011, Ambow Sihua responded and counterclaimed against Mingfeng for its breach of the Equity Agreement. As a result of such violation, which occured prior to Mingfeng’s filing of the arbitration claim against Ambow Sihua, Ambow Sihua had previously sent a written notice to Mingfeng to terminate the Equity Agreement on February 24, 2011 and requested Mingfeng to return the consideration for the transfer in a total amount of RMB 30 million, including RMB 1 million, USD 1.54 million and 1,008,403 Class B ordinary shares of Ambow held by Prime Honour Holdings Limited, a British Virgin Islands company affiliated to Mingfeng, and to pay RMB 21,065,603 as compensation for damage incurred as a result of such violation.  An arbitration award was issued on April 19, 2012 to uphold our claims to rescind the Equity Agreement and receive a total amount of RMB30 million as compensation, and to pay RMB 14.44 million as compensation to Mingfeng.  As a result, Beijing Tongshengle Investment Co., Ltd., (“Tongshengle”) a transferee of 100% equity interests of the Guangzhou School pursuant to certain equity transfer agreement with Ambow Sihua dated as of December 2, 2011, is entitled to the arbitration award pursuant to the supplementary agreement entered subsequently between Ambow Sihua and Tongshengle and is responsible for RMB 14.44 million compensation award to Mingfeng . As of December 31, 2011, Ambow Sihua’s receivable and payable from and to Mingfeng were RMB 30 million and RMB 14.44 million, respectively. At the same time, Ambow Sihua booked payable to Tongshengle RMB 15.56 million.

In April 2012, Skillsoft Asia Pacific Pty Ltd (“Skillsoft”) filed a statement of claim against the Company in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract.  The complaint seeks a declaration that the contract between the Company and Skillsoft remains in full force and effect as well as monetary damages, interest and costs. The Company believes that it is still too early to assess the potential outcome of Skillsoft’s claim but intends to defend itself vigorously.

The Rules Relating to the Establishment and Regulation of Independent Colleges, or Independent College Rules, promulgated by the Ministry of Education on February 22, 2008 and effective as of April 1, 2008, provide that an independent college established thereafter shall hold the land use right certificate or construction planning permit for land covering at least 500 mu (333,334 square meters), and independent colleges established prior to April 1, 2008 are required to meet this land requirement within a grace period of five years, namely prior to March 31, 2013. Our college, the Applied Technology College, was established prior to April 1, 2008 and is subject to such minimum land requirements and does not currently comply. To satisfy such requirements would require us to incur significant expenses that we are not able to quantify. Our failure to comply with the land requirements before the deadline or the capital commitment requirement may subject us to penalties, including fines of an unknown amount.

20. SEGMENT INFORMATION

US GAAP guidance on ASC Topic 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments.

The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

The Group’s chief operating decision maker (“CODM”) has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Group. Based on management’s assessment, the Group has determined that it has four operating segments which are Tutoring, K-12 Schools, Career Enhancement, and Colleges. These four operating segments are also identified as reportable segments. The reportable segments of tutoring and K-12 schools are grouped under the “Better Schools” division because the segments offer programs and education services using a standards-based curriculum that enables students to improve their academic results and educational opportunities. The reportable segments of career enhancement and colleges are grouped under the “Better Jobs” division because the segments offer services and programs that facilitate post-secondary students to obtain more attractive employment opportunities.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues, cost of revenues, and gross profit. The CODM does not review balance sheet information to measure the performance of the reportable segments, nor is this part of the segment information regularly provided to the CODM. Revenues, cost of revenues, and gross profit by segment were as follows. Please note the segment information has been recast to exclude discontinued operations.

For the year ended December 31, 2009

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	College	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	313,245	131,413	444,658	249,567	42,490	292,057	736,715
Cost of revenue	(157,881)	(81,321)	(239,202)	(97,525)	(20,115)	(117,640)	(356,842)
Gross profit	155,364	50,092	205,456	152,042	22,375	174,417	379,873

For the year ended December 31, 2010

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	College	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	595,195	251,635	846,830	271,350	98,941	370,291	1,217,121
Cost of revenue	(265,313)	(141,942)	(407,255)	(77,238)	(42,311)	(119,549)	(526,804)
Gross profit	329,882	109,693	439,575	194,112	56,630	250,742	690,317

For the year ended December 31, 2011

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	College	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	777,969	270,059	1,048,028	505,202	115,982	621,184	1,669,212
Cost of revenue	(341,942)	(168,964)	(510,906)	(168,546)	(35,880)	(204,426)	(715,332)
Gross profit	436,027	101,095	537,122	336,656	80,102	416,758	953,880

The Group primarily operates in the PRC. Substantially all the Group’s long-lived assets are located in the PRC.

21. MAINLAND CHINA CONTRIBUTION AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contributions. The total contributions for such employee benefits were RMB 25,200, RMB 40,216 and RMB 57,700 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

In accordance with the Law of Promoting Private Education (2003), the Group’s school subsidiaries in China must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserves, namely the education development reserve, which requires annual appropriations of at least 25% of after-tax profits or the increase in net assets of private education schools (as determined under accounting principles generally accepted in the PRC at each year-end) to the statutory reserve.

The following table presents the Group’s appropriations to the general reserve fund, statutory surplus reserve and education development reserve for the years ended December 31, 2009, 2010 and 2011:

	As of December 31,
	2009	2010	2011
	RMB	RMB	RMB

Statutory surplus reserve	24,090	52,269	99,000
Education development reserve	10,065	19,490	23,199
Total	34,155	71,759	122,199

The general reserve and statutory surplus reserve are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. The education development fund is restricted to investment in fixed assets and the expansion of the respective school. The other reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except in the event of liquidation.

22. ACQUISITIONS

In 2009 and 2011, the Group entered into 13 and 7 acquisitions, respectively. The following table summarizes the business combinations completed during the years ended December 31, 2009 and 2011. The Group did not enter into any acquisition during the year ended December 31, 2010.

		Date of acquisition	Purchase price	Goodwill	Intangibles with indefinite life	Amortizable intangibles
			RMB	RMB	RMB	RMB

Entities acquired during the year ended December 31, 2009
(1)	Tianjin Tutoring	Jan 1, 2009	104,223	68,292	22,870	9,390
(2)	Shanghai Hero Educational Technology Training School (“Shanghai Career Enhancement”)	Jan 9, 2009	29,643	27,706	8,600	—
(3)	Guangzhou Modern Olympic Training School (“Guangzhou HP Tutoring”)	Feb 5, 2009	33,182	20,373	8,950	7,100
(4)	Beijing SIWA Future Education Enterprise Co., Ltd (“SIWA Future Holding”)	Apr 3, 2009	450,060	178,180	40,580	81,173
(5)	Beijing Century Bersen Consulting Co., Ltd (“Beijing Century Tutoring”)	Apr 20, 2009	50,578	43,362	12,500	—
(6)	Kunshan Zhouzhuang Taishidian Tourism Scenic Area Development Co., Ltd (“Taishidian Holding”)	Aug 8, 2009	187,271	81,714	—	17,580
(7)	Changsha K-12	Aug 31, 2009	155,755	108,036	29,400	45,480
(8)	Medium Range Online (Beijing) Technology Co., Ltd. (“Beijing IT Career Enhancement”)	Sep 2, 2009	35,401	27,652	8,070	2,120
(9)	Suzhou Career Enhancement	Sep 24, 2009	7,920	4,317	—	—
(10)	Shenyang K-12	Sep 30, 2009	79,348	34,915	27,390	34,290
(11)	Changsha Bull’s Ear Education Consulting Co., Ltd. (“Changsha Career Enhancement”)	Sep 30, 2009	86,777	67,216	21,200	5,290
(12)	Beijing JY Tutoring	Sep 30, 2009	123,008	99,900	36,380	5,150
(13)	Guangzhou Depth Pools Education Training Center (“Guangzhou DP Tutoring”)	Oct 9, 2009	60,800	47,804	14,970	1,760
		Sub-total	1,403,966	809,467	230,910	209,333

Entities acquired during the year ended December 31, 2011
(14)	Guangzhou ZS Career Enhancement	Jan 1, 2011	96,644	87,147	19,800	5,233
(15)	Jinan Wangrong Investment Consulting Co., Ltd (“Jinan WR Career Enhancement”)	Jan 5, 2011	50,278	38,363	13,800	920
(16)	Hebei YL Career Enhancement	Jan 13, 2011	89,796	74,929	14,276	4,660
(17)	Chongqing Xiate Technology and Development Co., Ltd (“Chongqing XT Career Enhancement”)	Jan 21, 2011	34,739	26,743	9,227	310
(18)	Beijing Haidian Xin’ganxian Training School and Beijing Huairou Xin’ganxian Training School (“Beijing XGX Tutoring”)	March 10, 2011	34,531	27,771	6,400	1,923
(19)	Genesis Career Enhancement	May 1, 2011	53,185	39,781	19,300	5,270
(20)	Beijing JT Tutoring	Jul 12, 2011	80,000	72,495	—	10,295
		Sub-total	439,173	367,229	82,803	28,611

In connection with the acquisitions completed in 2009, the total purchase price generally consisted of cash and equity consideration. For the acquisitions completed in 2011, the purchase price only consisted of cash consideration. The acquisition date is determined based on the date at which the Group obtained control of the acquiree and the terms of the acquisition were agreed with the seller. Management of the Group is responsible for determining the fair value of equity issued, assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from Marsh (Beijing) Risk Consulting Company Limited, an independent appraiser.

The fair value of the equity consideration relating to acquisitions in 2009 and 2010 was estimated using an average of the values determined using the market approach and the income approach as the combination of approaches is deemed to be the most indicative of the Group’s fair value in an orderly transaction between market participants. Under the market approach, the Group utilizes publicly-traded comparable company information to determine the revenue and earnings multiples that are used to value the Group. Under the income approach, the Group determines the fair value based on estimated future cash flow of the Group discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of the Group and the rate of return an outside investor would expect to earn. The cash flow projections for the Group are based on a six-year forecast of cash flows, derived from the most recent annual financial forecast, and a terminal value based on the perpetuity growth model. The Group determines the fair value of the Group as a whole on a quarterly basis. The fair value of equity exchanged is expected to approximate the fair value of the Group as of the acquisition date.

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

Acquisitions completed in 2009:

(1) Tianjin Tutoring

On January 1, 2009, Ambow Sihua acquired a 100% equity interest in Tianjin Tutoring, an entity engaged in providing tutoring services. The Group believes the acquisition of Tianjin Tutoring is an integral piece of the Group’s strategy to increase its market shares in providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Tianjin Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 104,223 consisted of RMB 47,349 in cash consideration and RMB 56,874 in equity exchanged through the issuance of 2,745,000 ordinary shares. The RMB 47,349 of total cash consideration less cash acquired of RMB 11,779 resulted in a net cash outlay of RMB 35,570.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	11,779
Prepaid and other current assets	4,407
Indemnifications from the seller	3,735
Property and equipment	101

	RMB	Weighted average amortization period at acquisition date (in years)
Intangible assets:
Trade name	22,870	Indefinite
Student population	9,390	9.0
Goodwill	68,292
Total assets acquired	120,574
Deferred revenue	(4,407)
Other liabilities assumed	(4,679)
Deferred tax liability	(7,265)
Total	104,223

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities, income tax liabilities and social welfare liabilities (included above within other liabilities assumed) at the acquisition date to be RMB 3,735 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2011, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB 32,260 of acquired intangible assets, RMB 22,870 was assigned to a trade name that is not subject to amortization. The remaining amortizable intangible assets of RMB 9,390 have a useful life of 9.0 years. Goodwill is not tax deductible for tax purposes and is included in the Tutoring segment.

(2) Shanghai Career Enhancement

On January 9, 2009, Kunshan Ambow Education and Technology Co., Ltd. (“Ambow Kunshan”) acquired a 100% equity interest in Shanghai Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Shanghai Career Enhancement is an integral piece of the Group’s strategy to increase its market share for providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Shanghai Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 29,643 consisted of RMB 18,447 in cash consideration and RMB 11,196 in equity exchanged through the issuance of 540,371 ordinary shares. The RMB 18,447 of total cash consideration less cash acquired of RMB 49 resulted in a net cash outlay of RMB 18,398.

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

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities, income tax liabilities and social welfare liabilities (included above within other liabilities assumed) at the acquisition date to be RMB 1,598 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2011, the Group concluded that the indemnifications from the seller continue to be recoverable.

The RMB 8,600 of acquired intangible assets relates to a trade name with an indefinite life that is not subject to amortization. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Shanghai Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

(3) Guangzhou HP Tutoring

On February 5, 2009, Ambow Sihua acquired a 100% equity interest in Guangzhou HP Tutoring, an entity engaged in providing after-school tutoring services for junior high and high school students. The Group believes the acquisition of Guangzhou HP Tutoring is an integral piece of the Group’s strategy to increase its market share for providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Guangzhou HP Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 33,182 consisted of RMB 11,530 in cash consideration and RMB 21,652 in equity exchanged through the issuance of 1,008,403 ordinary shares. The RMB 11,530 of total cash consideration less cash acquired of RMB 693 resulted in a net cash outlay of RMB 10,837.

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

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within other liabilities assumed) at the acquisition date to be RMB 371 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2011, the Group concluded that the indemnifications from the seller continue to be recoverable.

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

(4) SIWA Future Holding

On April 3, 2009, Ambow Sihua and Ambow Shanghai acquired a 100% equity interest in SIWA Future Holding, an entity engaged in providing education services to students from primary level through to college level in Beijing.

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

In connection with the acquisition agreement, the Group has entered into the following key arrangements:

The Group entered into a contingent refundable arrangement with the seller of SIWA Future Holding, whereby the seller agreed to refund a portion of the paid consideration to the Group should the acquired entity fail to meet certain minimum enrollment requirements in the first year after acquisition. As of the acquisition date, the Group estimated the fair value of the refundable consideration to be RMB 0 based on estimated probability of receiving such a refund. Hence, the Group did not record any refundable consideration. As of December 31, 2011, the Group had confirmed with the seller that no refund is required.

The Group assumed a termination liability in connection with the cooperation agreement entered into between SIWA Future Holding and Beiyou Daxue. Upon the end of the agreement period, Beiyou Daxue will be eligible for 35% of the undistributed net assets of

Beijing Century College even though Beiyou Daxue has no equity interest in Beijing Century College. Should the Group decide to terminate the cooperative agreement prior to the end of the agreement, the Group is required to pay a RMB 40,000 termination penalty. As of the acquisition date, the Group estimated the liabilities to be RMB 22,135, after applying a discount rate of 5.94%. As of December 31, 2011, the Group recorded an accretion expense of RMB 10,691 in connection with this termination liability.

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the maximum total business tax liabilities, income tax liabilities and social welfare liabilities (included above within other liabilities assumed) at the acquisition date to be RMB 12,312 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group calculated the amount of such indemnification it expects to receive based on SIWA Future Holding’s incurred business tax and income tax liabilities of past years and unpaid social welfare balances. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2011, the Group reclassified the indemnifications balances related to Beijing Century College Group to assets held for sale because of the initiating disposal transaction. The remaining indemnifications from the seller continue to be recoverable.

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

Revenue and income after tax of SIWA Future Holding from the date of acquisition to December 31, 2009 were RMB 152,922 and RMB 29,063, respectively. And these amounts have been included in the consolidated financial statements.

In December 2011, the Group commenced proceedings to dispose Beijing Century College Group and 21st School back to the original owner, Xihua Group. Refer to Note 24(b) for details.

(5) Beijing Century Tutoring

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

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within other liabilities assumed) at the acquisition date to be RMB 758 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2011, the Group concluded that the indemnifications from the seller continue to be recoverable.

The RMB 12,500 of acquired intangible assets relates to a trade name with an indefinite life that is not subject to amortization. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Beijing Century Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment.

(6) Taishidian Holding

On August 8, 2009, Ambow Shida acquired a 70% equity interest in Taishidian Holding, an entity engaged in providing education services to college students. Taishidian Holding has established a wholly owned entity called Applied Technology College in cooperation with Soochow University. The Group believes the acquisition of Taishidian Holding is an integral piece of the Group’s strategy to increase its market shares in providing college services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Taishidian Holding and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 187,271 consisted of RMB 171,524 in cash consideration and RMB 15,747 in equity exchanged through the issuance of 538,596 ordinary shares on the acquisition. The RMB 171,524 of total cash consideration less cash acquired of RMB 7,370 resulted in a net cash outlay of RMB 164,154.

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

The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2011, the Group concluded that the indemnifications from the seller continue to be recoverable.

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

(7) Changsha K-12

On August 31, 2009, Ambow Shida acquired a 100% equity interest in Changsha K-12, an entity engaged in providing K-12 education services for junior high and high school students. 30% of the equity interest was acquired contractually and such interest will be transferred to the Group in 25 years unconditionally. The Group believes the acquisition of Changsha K-12 is an integral piece of the Group’s strategy to increase the market shares in providing K-12 education services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Changsha K-12 and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 155,755 consisted of RMB 83,910 in cash consideration and RMB 71,845 in equity exchanged through the issuance of 2,457,272 ordinary shares. The RMB 83,910 of total cash consideration less cash acquired of RMB 12,801 resulted in a net cash outlay of RMB 71,109.

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

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the income tax liabilities (included within other liabilities assumed) at the acquisition date to be RMB 10 and has recorded a corresponding asset for the indemnification from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnification from the seller at each reporting period. As of December 31, 2011, the Group concluded that the indemnification from the seller continues to be recoverable. Of the RMB 74,880 of acquired intangible assets, RMB 29,400 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB 45,480 have a useful life of 18.3 years. No value was assigned to the 30% of equity interest acquired contractually that will be transferred to the Group in 25 years unconditionally without providing any additional consideration. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Changsha K-12 and the goodwill arising on its acquisition are classified within the K-12 schools segment.

Revenue and income after tax of Changsha K-12 from the date of acquisition to December 31, 2009 was RMB 32,466 and RMB 11,169, respectively, and these amounts have been included in the consolidated financial statements.

(8) Beijing IT Career Enhancement

On September 2, 2009, Ambow Kunshan acquired a 100% equity interest in Beijing IT Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Beijing IT Career Enhancement is an integral piece of the Group’s strategy to increase its market shares in providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing IT Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 35,401 consisted of RMB 19,402 in cash consideration and RMB 15,999 in equity exchanged through the issuance of 547,400 ordinary shares. The RMB 19,402 of total cash consideration less cash acquired of RMB 1,292 resulted in a net cash outlay of RMB 18,110.

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

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within other liabilities assumed) at the acquisition date to be RMB 833 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2011, the Group concluded that the indemnifications from the seller continue to be recoverable.

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

(9) Suzhou Career Enhancement

On September 24, 2009, Ambow Kunshan acquired a 100% equity interest in Suzhou Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Suzhou Career Enhancement is an integral piece of the Group’s strategy to increase its market shares in providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Suzhou Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price is RMB 7,920. The RMB 7,920 of total cash consideration less cash acquired of RMB 2,027 resulted in a net cash outlay of RMB 5,893.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

RMB
Cash and cash equivalents	2,027
Accounts receivable	529
Prepaid and other current assets	50
Other non-current assets	960
Property and equipment	147
Goodwill	4,317
Total assets acquired	8,030
Other liabilities assumed	(110)
Total	7,920

In accordance with the acquisition agreement, the seller agreed to indemnify the Company against certain liabilities incurred prior to the acquisition date. At the acquisition date and as of December 31, 2011 the Group has estimated that no such liabilities existed.

Goodwill is not tax deductible for tax purposes. For the purpose of presenting operating segments, Suzhou Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

(10) Shenyang K-12

On September 30, 2009, Ambow Shida acquired a 90% equity interest in Shenyang K-12, an entity engaged in providing K-12 education services for junior high and high school students. The Group believes the acquisition of Shenyang K-12 is an integral piece of the Group’s strategy to increase its market share in providing K-12 education services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Shenyang K-12 and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 108,968 consisted of RMB 59,760 in cash consideration and RMB 49,208 in equity exchanged through the issuance of 1,679,656 ordinary shares. The RMB 59,760 of total cash consideration less cash acquired of RMB 404 resulted in a net cash outlay of RMB 59,356.

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

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated income tax liabilities (include above within other liabilities assumed) at the acquisition date to be RMB 44 and has recorded a corresponding asset for the indemnification from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnification from the seller at each reporting period. As of December 31, 2011, the Group concluded that the indemnification from the seller continue to be recoverable.

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

(11) Changsha Career Enhancement

On September 30, 2009, Ambow Shanghai acquired a 100% equity interest in Changsha Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Changsha Career Enhancement is an integral piece of the Group’s strategy to increase its market share in providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Changsha Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 86,777 consisted of RMB 47,525 in cash consideration and RMB 39,252 in equity exchanged through the issuance of 1,339,837 ordinary shares. The RMB 47,525 of total cash consideration less cash acquired of RMB 7,637 resulted in a net cash outlay of RMB 39,888.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	7,637
Prepaid and other current assets	4,172
Indemnifications from the seller	1,702
Other non-current assets	590
Property and equipment	4,740
Intangible assets:
Trade name	21,200	Indefinite
Student population	5,290	2.8
Goodwill	67,216
Total assets acquired	112,547
Deferred revenue	(16,246)
Other liabilities assumed	(3,592)

	RMB	Weighted average amortization period at acquisition date (in years)
Deferred tax liability	(5,932)
Total	86,777

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities (included above within other liabilities assumed) at the acquisition date to be RMB 1,702 and has recorded a corresponding asset for the indemnification from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnification from the seller at each reporting period. As of December 31, 2011, the Group concluded that the indemnification from the seller continue to be recoverable.

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

(12) Beijing JY Tutoring

On September 30, 2009, Ambow Sihua acquired a 100% equity interest in Beijing JY Tutoring, an entity engaged in providing after-school tutoring services for junior high and high school students. The Group believes the acquisition of Beijing JY Tutoring is an integral piece of the Group’s strategy to increase its market shares in providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing JY Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 123,008 consisted of RMB 79,979 in cash consideration and RMB 43,029 in equity exchanged through the issuance of 1,468,744 ordinary shares. The RMB 79,979 of total cash consideration less cash acquired of RMB 305 resulted in a net cash outlay of RMB 79,674.

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

In accordance with the acquisition agreement, the seller agreed to indemnify the Company against certain liabilities incurred prior to the acquisition date. At the acquisition date and as of December 31, 2011, the Group has estimated that no such liabilities existed.

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

(13) Guangzhou DP Tutoring

On October 9, 2009, Ambow Sihua acquired a 100% equity interest in Guangzhou DP Tutoring, an entity engaged in providing tutoring services for kindergarten and primary school students. The Group believes the acquisition of Guangzhou DP Tutoring is an integral piece of the Group’s strategy to increase its market shares in providing tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Guangzhou DP Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 60,800 consisted of RMB 39,191 in cash consideration and RMB 21,609 in equity exchanged through the issuance of 737,709 ordinary shares. The RMB 39,191 of total cash consideration less cash acquired of RMB 137 resulted in a net cash outlay of RMB 39,054.

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

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities, income tax liabilities and social welfare liabilities (included above within other liabilities assumed) at the acquisition date to be RMB 5,010 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2011, the Group concluded that the indemnifications from the seller continue to be recoverable.

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

Acquisitions completed in 2011:

(14) Guangzhou ZS Career Enhancement

On January 1, 2011, Ambow Shanghai acquired a 100% equity interest in Guangzhou ZS Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Guangzhou ZS Career Enhancement is an integral piece of the Group’s strategy to increase its market share in providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Guangzhou ZS Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 96,644 is in cash consideration. The RMB 96,644 of total cash consideration less cash acquired of RMB 2,948 resulted in a net cash outlay of RMB 93,696.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	2,948
Accounts receivable	3,966
Prepaid and other current assets	4,273
Property and equipment	2,299
Intangible assets:
Trade name	19,800	Indefinite
Student population	5,200	3.0
Non-compete agreement	33	3.0
Goodwill	87,147
Total assets acquired	125,666
Deferred revenue	(11,726)
Other liabilities assumed	(7,799)
Deferred tax liability	(6,292)
Non-controlling interest	(3,205)
Total	96,644

Of the RMB 25,033 of acquired intangible assets, RMB 19,800 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB 5,233 have a useful life of 3.0 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Guangzhou ZS Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

(15) Jinan WR Career Enhancement

On January 5, 2011, Ambow Shanghai acquired a 100% equity interest in Jinan WR Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Jinan WR Career Enhancement is an integral piece of the Group’s strategy to increase its market share in providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Jinan WR Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 50,278 is in cash consideration. The RMB 50,278 of total cash consideration less cash acquired of RMB 766 resulted in a net cash outlay of RMB 49,512.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	766
Accounts receivable	1,323
Prepaid and other current assets	1,269
Other non-current assets	11
Property and equipment	109
Intangible assets:
Trade name	13,800	Indefinite
Cooperative agreement	900	10.0
Non-compete agreement	20	3.0
Goodwill	38,363
Total assets acquired	56,561
Deferred revenue	(1,003)
Other liabilities assumed	(1,606)
Deferred tax liability	(3,674)
Total	50,278

Of the RMB 14,720 of acquired intangible assets, RMB 13,800 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB 920 have a useful life of 9.9 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Jinan WR Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

(16) Hebei YL Career Enhancement

On January 13, 2011, Ambow Shanghai acquired a 100% equity interest in Hebei YL Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Hebei YL Career Enhancement is an integral piece of the Group’s strategy to increase its market share in providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Hebei YL Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 89,796 is in cash consideration. The RMB 89,796 of total cash consideration less cash acquired of RMB 1,131 resulted in a net cash outlay of RMB 88,665.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	1,131
Accounts receivable	363
Prepaid and other current assets	3,267
Property and equipment	462
Intangible assets:
Trade name	14,276	Indefinite
Cooperative agreement	4,180	10.0
Non-compete agreement	480	3.0
Goodwill	74,929
Total assets acquired	99,088
Deferred revenue	(3,948)
Other liabilities assumed	(607)
Deferred tax liability	(4,737)
Total	89,796

Of the RMB 18,936 of acquired intangible assets, RMB 14,276 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB 4,660 have a useful life of 9.9 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Hebei YL Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

(17) Chongqing XT Career Enhancement

On January 21, 2011, Ambow Shanghai acquired a 100% equity interest in Chongqing XT Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Chongqing XT Career Enhancement is an integral piece of the Group’s strategy to increase its market share in providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Chongqing XT Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 34,739 is in cash consideration. The RMB 34,739 of total cash consideration less cash acquired of RMB 649 resulted in a net cash outlay of RMB 34,090.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	649
Accounts receivable	111
Prepaid and other current assets	2,156
Property and equipment	316
Intangible assets:
Trade name	9,227	Indefinite
Non-compete agreement	310	3.0
Goodwill	26,743
Total assets acquired	39,512
Deferred revenue	(1,020)
Other liabilities assumed	(1,444)
Deferred tax liability	(2,309)
Total	34,739

Of the RMB 9,537 of acquired intangible assets, RMB 9,227 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB 310 have a useful life of 3.0 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Chongqing XT Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

(18) Beijing XGX Tutoring

On March 10, 2011, Ambow Sihua acquired a 100% equity interest in Beijing XGX Tutoring, an entity engaged in providing exam preparation tutorial classes for students wishing to retake the national high school entrance exam or college entrance examination. The Group believes the acquisition of Beijing XGX Tutoring is an integral piece of the Group’s strategy to increase its market share in providing tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing XGX Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 34,531 is in cash consideration. The RMB 34,531 of total cash consideration less cash acquired of RMB 1,996 resulted in a net cash outlay of RMB 32,535.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	1,996
Accounts receivable	96
Prepaid and other current assets	2,686
Property and equipment	104
Intangible assets:
Trade name	6,400	Indefinite
Student population	1,900	1.8
Non-compete agreement	23	3.0
Goodwill	27,771
Total assets acquired	40,976
Deferred revenue	(1,348)
Other liabilities assumed	(3,011)
Deferred tax liability	(2,086)
Total	34,531

Of the RMB 8,323 of acquired intangible assets, RMB 6,400 was assigned to a trade name that is not subject to amortization. The remaining amortizable intangible assets of RMB 1,923 have a useful life of 1.8 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Beijing XGX and the goodwill arising on its acquisition are classified within the Tutoring segment.

(19) Genesis Career Enhancement

On May 1, 2011, Ambow Shanghai acquired a 100% equity interest in Genesis Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Genesis Career Enhancement is an integral piece of the Group’s strategy to increase its market share in providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Genesis Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 53,185 is in cash consideration. The RMB 53,185 of total cash consideration less cash acquired of RMB 9,422 resulted in a net cash outlay of RMB 43,763.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	9,422
Accounts receivable	6,461
Prepaid and other current assets(a)	10,258
Property and equipment	2,060
Intangible assets:
Trade name	19,300	Indefinite
Customer relationship	5,270	5.7
Goodwill	39,781
Total assets acquired	92,552
Deferred revenue	(4,400)
Dividend payable	(4,905)
Other liabilities assumed(a)	(23,731)
Deferred tax liability	(6,331)
Total	53,185

Of the RMB 24,570 of acquired intangible assets, RMB 19,300 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB 5,270 have a useful life of 5.7 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Genesis Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

Note a: The “Prepaid and other current assets” primarily relate to the shareholder transactions with previous owner. The “Other liabilities assumed” primarily relate to the payments made by the previous owner on behalf of the acquiree. Further, only RMB 2.3 million of other receivable was outstanding as of December 31, 2011.

(20) Beijing JT Tutoring

On July 12, 2011, Ambow Sihua acquired a 100% equity interest in Beijing JT Tutoring, an entity engaged in providing after-school tutoring services for junior high and high school students. The Group believes the acquisition of Beijing JT Tutoring is an integral piece of the Group’s strategy to increase its market share in providing tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing JT Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 80,000 is in cash consideration. The RMB 80,000 of total cash consideration less cash acquired of RMB 9,519 resulted in a net cash outlay of RMB 70,481.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	9,519
Accounts receivable	65
Prepaid and other current assets	1,703
Property and equipment	146
Intangible assets:
Student population	7,940	5.5
Non-compete agreement	2,355	4.5
Goodwill	72,495
Total assets acquired	94,223
Deferred revenue	(9,461)
Other liabilities assumed	(2,189)
Deferred tax liabilities	(2,573)
Total	80,000

The RMB 10,295 was assigned to amortizable intangible assets that have a useful life of 5.3 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Beijing JT Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment.

Pro-forma net revenue and net income of the Group reflecting acquisitions made in 2011

The net revenue and net income arising from acquisitions made in 2011 that are included in the Group’s consolidated income statement for the year ended December 31, 2011 are RMB 161,517 and RMB 21,887, respectively. The following summary of unaudited pro forma results of operations of the Group for the years ended December 31, 2010 and 2011 is presented using the assumption that the acquisitions made in 2011 were completed as of January 1, 2010. These pro-forma results of the Group have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the significant acquisitions occurred as of January 1, 2010, nor is it indicative of future operating results.

	For the year ended December 31
	2010	2011
	RMB	RMB
	(Unaudited)	(Unaudited)

Pro forma net revenue	199,518	192,029
Pro forma net income	39,731	18,082

23. RELATED PARTY TRANSACTIONS

The Group has entered into a number of transactions with related parties:

(a)         Transactions

The Group entered into the following transactions with related parties:

	Years ended December 31,
Transactions	2009	2010	2011
	RMB	RMB	RMB

Receipt of consulting services from a company owned by a family member of Jilin Tutoring principal	9,573	—	—

Payments to the minority shareholder of Taishidian Holding and one of the subsidiaries of the minority shareholder of Taishidian Holding (Note (i))	222,964	196,871	123,697

Receipts from the minority shareholder of Taishidian Holding and one of the subsidiaries of the minority shareholder of Taishidian Holding (Note (i))	185,559	205,982	107,206

Purchase of buildings and land use right from a subsidiary of the minority shareholder of Taishidian Holding (Non-cash transaction) (Note (i))	—	—	17,407

Receipt of amount due from a subsidiary of the minority shareholder of Taishidian Holding (Non-cash transaction) (Note (i))	—	—	17,407

Sales of software to companies owned by a family member of Jilin Tutoring principal	11,198	—	—

Sales of software to a company owned by the principal of Shanghai Career Enhancement	6,460	—	—

Sales of software to a company owned by a family member of Changsha Career Enhancement chairman of the board of directors	3,525	—	—

Sales of software to a company owned by CEO of Beijing Century Tutoring	2,947	—	—

Receipt of consulting services from a company owned by the family member of the principal of Tianjin Tutoring	1,805	320	—

Receipt of consulting services from a company owned by principal of Beijing YZ Tutoring	1,505	—	—

Receipt of property management services from one school founded by the principal of Shuyang K-12	—	1,800	1,800

Receipt of property management services from the former shareholder of Changsha K-12	2,559	3,787	7,470

Receipt of rental services from subsidiary of former shareholder of Shenyang Universe High School	—	1,100	1,100

	Years ended December 31,
Transactions	2009	2010	2011
	RMB	RMB	RMB

Sales of software and providing services to former shareholder of Jinan WR Career Enhancement	—	—	6,800

Others	200	596	1,627

Note (i) During 2011 Taishidian Holding entered into a number of short-term financing transactions with the minority shareholder of Taishidian Holding, including a loan of RMB 40 million to a subsidiary of the minority shareholder. A portion of this loan was subsequently extinguished by being offset against the purchase price of land use rights and buildings acquired by Taishidian Holding from a subsidiary of the minority shareholder in the first half of 2011. The volume of transactions between Taishidian Holding and the minority shareholder has reduced significantly from October 2011.

(b)                 The Group had the following balances with related parties:

	Amounts due from related parties			Amounts due to related parties
	As of December 31,			As of December 31,
Relationship	2009	2010	2011	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	RMB
Principal of Xi’an Tutoring*	2,774	1,768	—	—	34	—
Principal of Beijing YZ Tutoring	8,593	4,940	4,940	—	—	—
Principal of Jilin Tutoring	481	681	681	110	603	603
Former owner of Beijing Away United Technology Co., Ltd.	1,000	2,677	2,677	—	1,083	1,081
Former principal of Dalian Hope School (“Dalian Career Enhancement”) and a senior manager of the Group	1,064	714	464	—	—	2
Family member of Changsha Tutoring Principal	171	171	171	—	—	—
Principal of Shuyang K-12	1,556	400	—	—	1,338	—
A company established by the director of SIWA Future Holding and its subsidiary*	92,071	85,136	—	701	700	—
Subsidiary of the minority shareholder of Taishidian Holding	5,110	—	600	—	—	—
Minority shareholder of Taishidian Holding	11,892	11,142	32,619	4,000	—	22,200
The chairman of the board of directors of Taishidian Holding	20,400	400	—	—	—	—
Former shareholder of Changsha K-12	28,566	10	10	1,262	5,049	9,767
Subsidiary of former shareholder of Shenyang K-12	29,350	—	44	275	1,375	2,475
Principal of Shanghai Career Enhancement	3,178	3,178	3,178	—	—	—
Principal of Changsha Career Enhancement	5,379	1,702	1,702	—	—	—
Principal of Tianjin Tutoring	5,783	6,103	5,783	—	—	—
Principal of Tianjin Changcheng Occupational Training School*	193	153	—	2,174	2,020	—
Former owner of Jinan Prosperous Resource Technology Co., Ltd.	1,490	16,888	—	—	—	—
Subsidiary of the former shareholder of Changsha K-12	52	—	—	2,844	621	—
Former Owner of Beijing IT Career Enhancement	833	833	833	670	670	670
CEO of Beijing Century Tutoring	4,737	2,318	2,318	—	—	—
Former owner and currently general manager of Beijing JY Tutoring	800	800	800	—	—	—
Former owner of Guangzhou DP Tutoring	5,010	8,590	8,590	—	—	125
CEO of Suzhou Career Enhancement	784	784	784	—	—	—
Former shareholder of Jinan WR Career Enhancement	—	—	650	—	—	—
Former owner of Chongqing XT Career Enhancement	—	—	3,807	—	—	408
Former shareholder of Beijing XGX Tutoring	—	—	1,360	—	—	—
Former shareholder of Genesis Career Enhancement	—	—	11,324	—	—	9,074
Former shareholder of Hebei YL Career Enhancement	—	—	1,000	—	—	700
Former owner of Jinan WR Career Enhancement	—	—	3,900	—	—	—
Others	1,215	794	749	246	—	426
	232,482	150,182	88,984	12,282	13,493	47,531

* On December 31, 2011, these companies were no longer related parties following the disposal transactions Note 24(a) and (b).

Principal shareholder transaction

On October 26, 2011, Dr Jin Huang, chief executive officer of the Company, and holder of more than 10% interest in the voting power of the Company, entered into a participation agreement with, among others, the Baring Asia Private Equity Fund V., L.P. (the “Participation Agreement”). Pursuant to this agreement, Campus Holdings Limited (“Campus”), an affiliate to the Baring Asia Private Equity Fund V., L.P., agreed to invest up to USD 50 million to purchase Class A Shares of the Company through a series of private transactions and on the open market through purchases of American Depositary Shares.

The return on the investment in Class A Shares as contemplated by the Participation Agreement will be shared between Campus and Dr. Huang after Campus has received a minimum return on its investment following the occurrence of agreed transfer events. Dr. Huang’s share of such return will be dependent on the portfolio values of the Class A Shares acquired by Campus plus the value of all other property delivered as a dividend or other distribution on such Class A Shares (the “Portfolio Value”) expressed as a multiple of Campus’ net investment amount as set forth in the Participation Agreement and can be paid to Dr. Huang in cash, in Class A Shares or a combination of cash and Class A Shares.

To secure Campus’ obligations under the Participation Agreement, Campus entered into a charge (the “Campus Share Charge”) in favor of Spin-Rich over 1,818,182 Class A Shares that Campus may acquire from time to time after the date of the Campus Share Charge to secure Campus’ obligations under the Participation Agreement, including, without limitation, Campus’ obligations to share with Dr. Huang its investment return on the Class A Shares in accordance with the terms of the Participation Agreement. Spin-Rich in turn entered into a charge over 6,077,747 Class B Shares of the Company that it owns in favor of Campus to secure Campus’ agreed-upon minimum return on its investment. Spin-Rich shall be entitled to exercise all voting and/or consensual powers pertaining to the Class B Shares and dividends or other distributions received thereon by Spin-Rich or any part thereof charged in favor of Campus unless and until enforcement event occurs.

Between November 9, 2011 and January 25, 2012, Campus purchased an aggregate of 11,944,600 Class A Shares equivalent of the Company through privately negotiated transactions or  in open market transactions. The aggregate consideration paid was USD 50,000,001. None of the sellers in the privately negotiated transactions were the employees of the Company.

Management has assessed the accounting treatment for this transaction and considered there to be no significant impact to the Company’s financial statements for the year ended December 31, 2011.

24. DISCONTINUED OPERATIONS

(a)   Disposal of 4 Disposed Businesses

In the fourth quarter of 2011, the Company decided to concentrate its resources and focus on the Company’s core businesses. On December 2, 2011, the Company sold Xi’an Tutoring, Shandong Software Companies, Guangzhou HP Tutoring, Tianjin Holding, to Tongshengle for cash consideration of RMB 35 million (US$5.5 million). The total impairment loss recognized prior to the disposal of the above 4 Disposed Businesses was RMB 118.3 million (US$18.8 million) and after the recognition of the impairment loss no disposal loss was recorded regarding the above 4 Disposed Businesses. Three of the businesses were part of the Tutoring segment, and Tianjin Holding was part of the Career Enhancement segment. The Company completed the disposal before the end of December 2011.

The Company will not generate any further cash flows and will have no significant continuing involvement in the operations of the 4 Disposed Businesses after December 30, 2011. The revenues and expenses related to the operations of the 4 Disposed Businesses have been segregated from continuing operations and reported as discontinued operations for all periods in accordance with ASC360-10-35. The cumulative translation adjustment related to each of the entities has been recognized as part of the loss on disposal given they had been sold and each meets the definition of a business under ASC810-10.

Prior to the disposal of the above businesses, the Group was negotiating with Tongshengle to acquire the leasehold of a school campus in Beijing. The transaction was completed on December 10, 2011 and an upfront deposit of RMB 134 million was paid before December 31, 2011 (see Note 9 (iii)).

(b)   Assets and liabilities classified as held for sale

On December 30, 2011, the Group entered into a sale and purchase agreement to sell Beijing Century College Group and 21st School back to Xihua Group for total consideration of RMB 556 million. At the same time, the Group retained the right to operate the 21st School on behalf of Xihua Group for a further 15 years, at which point the operating right will revert back to Xihua Group, unless Xihua Group should exercise its option to terminate the operating rights agreement at an earlier date.

According to the sale and purchase agreement, total consideration for the sale of Beijing Century College Group and 21st School of RMB 556 million is made up of RMB 183 million (US$ 29.1 million) in cash and shares, a waiver of liabilities of RMB 203 million (US$ 42.4 million), and the 15-year operating rights.  The consideration allocated to Beijing Century College Group and 21st School is RMB 239 million and RMB 317 million, respectively, based on their estimated fair values.

As of December 31, 2011, the transaction had not been completed as the parties were still in the process of clarifying final terms regarding operating rights and commencing the legal transfer process. Beijing Century College Group has been classified as assets and liabilities held for sale since the Group will have no continuing involvement in the College following the disposal. 21st School, remains included as held for use since the Group will have significant continuing involvement in 21st School following the disposal through the operating rights arrangement. (Please see Note 8 for further details on goodwill impairment on 21st School).

As of December 31, 2011, the assets and liabilities held by Beijing Century College Group after recognition of a goodwill impairment loss of RMB 8,928 are as follows:

2011
RMB
Assets held for sale
Cash and cash equivalents	139,099
Other current assets	8,490
Goodwill	55,724
Intangible assets, net	59,885
Property, plant and equipment, net	99,892
Land use right, net	18,113
Other non-current assets	3,198
384,401
Liabilities held for sale
Deferred revenue	(67,787)
Income tax payable	(7,745)
Accruals and other liabilities	(29,284)
Other current liabilities	(3,467)
Deferred tax liabilities — non-current	(12,029)
Other non-current liabilities	(24,857)
(145,169)

(c)          Discontinued operations

Following are revenues, income from discontinued operation and gain on sale of discontinued operations:

(1) Xi’an Tutoring

	Year ended December, 31
	2009	2010	2011
	RMB	RMB	RMB
Revenues	20,101	25,800	26,756
Impairment loss (note (i))	—	—	(36,303)
Income/(loss) before income taxes	5,012	8,113	(36,876)
Income tax expense	(47)	—	—
Income/(loss) from discontinued operation, net of tax	4,965	8,113	(36,876)
Loss on sale of discontinued operation before income taxes			—
Income tax expense			—
Loss on sale of discontinued operation, net of tax			—
Loss from and on sale of discontinued operation, net of tax			(36,876)

note (i) Foreign currency translation adjustment included in the impairment loss is RMB 1,488 for the year ended December 31, 2011.

(2) Shandong Software Companies

	Year ended December, 31
	2009	2010	2011
	RMB	RMB	RMB
Revenues	18,400	15,020	—
Impairment loss (note (i))	—	—	(39,758)
Income/(loss) before income taxes	6,518	6,304	(43,315)
Income tax expense	488	(259)	533
Income/(loss) from discontinued operation, net of tax	7,006	6,045	(42,782)
Loss on sale of discontinued operation before income taxes			—
Income tax expense			—
Loss on sale of discontinued operation, net of tax			—
Loss from and on sale of discontinued operation, net of tax			(42,782)

note (i) Foreign currency translation adjustment included in the impairment loss is RMB 2,668 for the year ended December 31, 2011.

(3) Guangzhou HP Tutoring

	Year ended December, 31
	2009	2010	2011
	RMB	RMB	RMB
Revenues	8,314	8,620	—
Impairment loss (note (i))	—	—	(29,073)
Income/(loss) before income taxes	2,922	3,383	(30,074)
Income tax expense	425	360	316
Income/(loss) from discontinued operation, net of tax	3,347	3,743	(29,758)
Loss on sale of discontinued operation before income taxes			—
Income tax expense			—
Loss on sale of discontinued operation, net of tax			—
Loss from and on sale of discontinued operation, net of tax			(29,758)

note (i) Foreign currency translation adjustment included in the impairment loss is RMB 1,285 for the year ended December 31, 2011.

(4) Tianjin Holding

	Year ended December, 31
	2009	2010	2011
	RMB	RMB	RMB
Revenues	16,737	13,146	5,161
Impairment loss (note (i))	—	—	(13,183)
Income/(loss) before income taxes	5,387	1,693	(16,518)
Income tax expense	(17)	(378)	6
Gain/(loss) from discontinued operation, net of tax	5,370	1,315	(16,512)
Loss on sale of discontinued operation before income taxes	—		—
Income tax expense			—
Loss on sale of discontinued operation, net of tax			—
Loss from and on sale of discontinued operation, net of tax			(16,512)

note (i) Foreign currency translation adjustment included in the impairment loss is RMB 585 for the year ended December 31, 2011.

(5) Beijing Century College Group

The revenues and income of Beijing Century College Group as reflected in income from discontinued operations are as follows:

	Year ended December, 31
	2009	2010	2011
	RMB	RMB	RMB
Revenues	103,059	126,330	128,870
Impairment loss	—	—	(8,928)
Income before income taxes	25,123	36,310	5,439
Income tax expense	361	(531)	908
Income from discontinued operations, net of tax	25,484	35,779	6,347

25. NON-CONTROLLING INTERESTS

The Group’s majority-owned subsidiaries which are consolidated in the Group’s financial statements while at the same time recognizing a non-controlling interest are a subsidiary of Guangzhou ZS Career Enhancement, Shenyang K-12, Taishidian Holding, Ambow Jingxue and a subsidiary of Genesis Career Enhancement. As of December 31, 2011, the Group recognized a non-controlling interest in the consolidated statements of operations to reflect the 5%, 10%, 30%, 36% and 23% economic interest in Guangzhou ZS Career Enhancement, Shenyang K-12, Taishidian Holding, Ambow Jingxue and Genesis Career Enhancement, respectively, that is attributable to the shareholders other than the Group.

26. FAIR VALUE MEASUREMENTS

At the beginning of the 2008 fiscal year, the Group adopted ASC Topic 820, “Fair Value Measurements and Disclosures”. ASC Topic 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosure requirements for fair value measurements. The Group’s initial adoption of ASC Topic 820 was limited to its fair value measurements of financial assets and financial liabilities, as permitted by ASC Topic 820. At the beginning of the 2009 fiscal year, the Group adopted ASC Topic 820 for the remainder of the Group’s fair value measurements. The implementation of the fair value measurement guidance of ASC Topic 820 did not result in any material changes to the carrying values of the Group’s assets and liabilities.

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

Term deposits. At December 31, 2011, the Group’s term deposits consist of bank deposits with original maturity of three to twelve months. The Group’s term deposits are valued using observable inputs that reflect quoted prices for similar securities with identical characteristics, therefore considered Level 1 valuation techniques.

At December 31, 2010 and 2011 information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis was as follows:

		Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2010
Assets:
Cash and cash equivalents	869,300	869,300
Term deposits	59,200	59,200

As of December 31, 2011
Assets:
Cash and cash equivalents	470,682	470,682
Restricted cash	2,200	2,200

		Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Term deposits	46,205	46,205

27. CONCENTRATIONS

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, accounts receivable, other receivable, amounts due from related parties and other non-current assets, and advances to suppliers. The Group places its cash and cash equivalents and term deposits with financial institutions with high-credit ratings. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. To date, the Group has not experienced significant losses from uncollectible accounts. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts.

(a)                   Major customers

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2010 and 2011.

(b)                   Credit risk

A summary of the debtors who accounted for 10% or more of the Group’s consolidated accounts receivable, other receivables amounts due from related parties, and other non-current assets was as follows:

	As of December 31.
Debtors	2010		2011
	RMB	%	RMB	%
Accounts receivable

Company A	5,946	12%
Company B			12,000	11%
Company C			11,056	10%

	As of December 31,
Debtors	2010		2011
	RMB	%	RMB	%
Other receivables
Company D	72,444	16%	24,000	4%
Company E	51,200	11%
Company F	51,000	11%
Amounts due from related parties
Company G			11,324	13%
Company H	8,590	6%	8,590	10%
Company I	11,142	7%	32,619	37%
Other non-current assets
Company J			134,000	42%
Company K			55,936	17%
Company L			57,600	18%

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

28. SUBSEQUENT EVENTS

(1) Tianjin Geha

In April 2010, the Group paid RMB 4 million under the exclusivity agreement with Tianjin Geha Technology Development Co., Ltd. (“Geha”). In November 2010, the Company signed the sale and purchase agreement (“S&P Agreement”) with Geha to acquire Tianjin Guanghua Company Management Consulting Co., Ltd. and paid an additional RMB 11.5 million by December 31, 2010. The acquisition was not closed as of December 31, 2011. Subsequently on April 20, 2012, the Company and Geha signed a termination agreement to terminate the S&P Agreement. The RMB 15.5 million paid previously will be fully repaid to the Company by April 2013. The portion to be repaid after December 31, 2012 of RMB 7.5 million is classified as a non-current asset as of December 31, 2011.

(2) Operating rights in relation to 21st school

As disclosed in Note 1(a), in December 2011, the Group signed an agreement to sell its 21st School to Xihua Group. As of December 31, 2011, the disposal transaction has not been completed, and 21st School remains classified as held for use since the Group will have significant continuing involvement in 21st School following the planned disposal. In March 2012, the Group finalised a 15 year operating rights arrangement with Xihua Group. The arrangement stipulates the rights and responsibilities of the individual parties during the 15 year period. Based on the contractual terms, these rights give Ambow the ability to continue operating the school on behalf of Xihua Group, and the right to extract any earnings arising over the next 15 years. Xihua Group has the right to terminate the operating rights arrangement at any time, and will be required to compensate the Group for any early termination in accordance with the terms of the original disposal agreement.

(3) Option grants

In March 2012, the Company granted 2,200,000 stock options and 200,000 restricted shares to management and employees of the Company.

29.  ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENTS

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

As of December 31, 2010 and 2011, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
			Note 2(a)
ASSETS
Current assets:
Cash and cash equivalents	194,376	6,641	1,055
Accounts receivable, net	103	—	—
Amounts due from related parties	503,899	638,333	101,421
Prepaid expenses and other current assets	27,788	3,790	602
Total current assets	726,166	648,764	103,078

Non-current assets:
Intangible assets, net	738	547	87
Investment in subsidiaries	2,010,652	2,151,159	341,785
Total non-current assets	2,011,390	2,151,706	341,872

Total assets	2,737,556	2,800,470	444,950

LIABILITIES
Current liabilities:
Deferred revenue	6,623	5,417	861
Accounts payable	328	557	88
Amounts due from related parties	—	7,532	1,197
Accrued and other liabilities	50,654	58,444	9,286
Total current liabilities	57,605	71,950	11,432
Total non-current liabilities	—	16,938	2,691

Total liabilities	57,605	88,888	14,123

SHAREHOLDERS’ EQUITY
Class A ordinary shares
(US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 21,354,414 and 49,088,096 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	14	15	2
Class B ordinary shares
(US$0.0001 par value; 200,000,000 and 200,000,000 shares authorized, 121,212,562 and 95,392,968 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	87	87	14
Additional paid-in capital	2,463,238	2,498,162	396,918
Warrants	—	1,219	194
Retained earnings	212,431	233,616	37,118
Accumulated other comprehensive income	4,181	(21,517)	(3,419)
Total shareholders’ equity	2,679,951	2,711,582	430,827

Total liabilities and shareholders’ equity	2,737,556	2,800,470	444,950

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Statements of Operations

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				Note 2(a)
NET REVENUES
- Educational program and services	—	2,001	1,008	160
- Software products	—	—	192	31
Total net revenues	—	2,001	1,200	191
Cost of revenues
- Educational program and services	—	(11,878)	(16,822)	(2,673)
- Software products	—	—	—	—
Total cost of revenues	—	(11,878)	(16,822)	(2,673)
GROSS PROFIT:	—	(9,877)	(15,622)	(2,482)
Operating expenses:
Selling and marketing	(4,411)	(6,832)	(7,286)	(1,158)
General and administrative	(11,706)	(35,752)	(38,335)	(6,090)
Research and development	(480)	(981)	(842)	(134)
Total operating expenses	(16,597)	(43,565)	(46,463)	(7,382)

OPERATING LOSS	(16,597)	(53,442)	(62,085)	(9,864)
Share of income from subsidiaries	153,204	268,960	83,356	13,244
OTHER INCOME (EXPENSE)
Interest income	1,629	514	64	10
Interest expenses	—	—	(1,040)	(165)
Foreign exchange losses, net	—	—	—	—
Other income/(expenses)	—	—	896	141
Income tax	—	—	(6)	(1)
NET INCOME	138,236	216,032	21,185	3,365

Financial Information of Parent Company

Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				Note 2(a)
Cash flows from operating activities	(467,126)	(257,026)	(180,407)	(28,664)
Cash flows from investing activities	—	—	—	—
Cash flows from financing activities	—	—	—	—
Proceeds from issuance of ordinary shares, net of expenses	—	447,628	—	—
Proceeds from issuance of exercise of options	—	—	2,684	426
Effects of exchange rate changes on cash and cash equivalents	(403)	(105)	(10,012)	(1,591)
Net change in cash and cash equivalents	(467,529)	190,497	(187,735)	(29,829)
Cash and cash equivalents at beginning of year	471,408	3,879	194,376	30,883
Cash and cash equivalents at end of year	3,879	194,376	6,641	1,054

Supplemental disclosure of cash flow information

Supplemental disclosure of non-cash investing and financing activities
Conversion of Series A convertible redeemable preferred shares into ordinary shares	—	14,283	—	—
Conversion of Series B convertible redeemable preferred shares into ordinary shares	—	96,667	—	—
Conversion of Series C convertible redeemable preferred shares into ordinary shares	—	579,490	—	—
Conversion of Series D convertible redeemable preferred shares into ordinary shares	—	792,502	—	—
Issuance of ordinary shares for purchases of subsidiaries	414,027	—	—	—
Issuance of share options upon exercise of warrants (Note 15)	—	2,737
Issuance of share options upon warrants	—	—	1,219	194