Form 20-F
period 2012-12-31
Ambow Education Holding Ltd.
filed 2014-07-08
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Kia Jing Tan, Chief Financial Officer

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

55,368,641 Class A Ordinary Shares and 90,606,843 Class B Ordinary Shares, par value $0.0001 per share, as of December 31, 2012

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

☐ Yes   ☒ No

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

•                  “we”, “us”, “our company”, “the company”, “our” and “Ambow” refer to Ambow Education Holding Ltd. and its subsidiaries and, in the context of describing our operations and consolidated financial data, also include our VIEs and their respective subsidiaries.

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

•                  Our ability to create and maintain our positive brand awareness and brand loyalty;

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

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

A.                                    Selected Financial Data

The selected consolidated financial data presented below for the three years ended December 31, 2010, 2011 and 2012 and as of December 31, 2011 and 2012 is derived from our audited consolidated financial statements included elsewhere in this annual report, which were prepared in accordance with U.S. GAAP. The selected consolidated financial data presented below for the years ended December 31, 2008 and 2009, and as of December 31, 2008, 2009 and 2010 is derived from our unaudited consolidated financial data for those years that are not included in this annual report (which are unaudited as they have been revised from previously issued audited financial statements to reflect the classification of discontinued operations as a separate line item in the income statement), which were prepared in accordance with U.S. GAAP.

We have completed seven acquisitions in 2011 and one acquisition in 2012.  We also disposed of several companies in the year of 2011, 2012 and 2013. This has affected period-to-period comparisons of our selected consolidated financial data. The results presented in our selected financial data reflect all of our continuing operations since January 1, 2008 or the subsequent date of acquisition.  Any entities disposed of or in the process of being disposed between 2011 and 2013 have been classified as discontinued operations, where applicable, and their financial results, together with any gain/loss arising on disposal, are reflected as a single line item below Income from Continuing Operations, for all periods presented, except for Beijing 21st Century International School (“21st School”), whose financial results were included as part of continuing operations in 2012 because the plan of disposal of 21st School started in 2013 and it did not meet the critera of discontinued operation in accordance with U.S. GAAP as of December 31, 2012.

We have deconsolidated Tianjin Huaying School (“Tianjin Tutoring”) on September 2013, and deconsolidated Guangzhou ZS Career Enhancement and Guangzhou Tianhe Depushi Education Training Center (“Guangzhou DP Tutoring”) on December 2013. All the deconsolidations were due to loss of control.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Consolidated Statement of Operations Data:
NET REVENUES:
Educational programs and services	451,115	613,611	899,992	1,205,771	1,276,877	204,953
Software products	38,826	123,104	214,663	366,600	66,886	10,736
Total net revenues	489,941	736,715	1,114,655	1,572,371	1,343,763	215,689
Cost of revenues	(319,536)	(356,842)	(479,785)	(682,644)	(857,914)	(137,704)
GROSS PROFIT	170,405	379,873	634,870	889,727	485,849	77,985
Operating expenses:
Selling and marketing (1)	(39,649)	(127,688)	(235,683)	(353,425)	(596,324)	(95,717)
General and administrative (1)	(52,747)	(136,466)	(162,850)	(273,698)	(715,977)	(114,922)
Research and development (1)	(11,696)	(16,968)	(27,553)	(39,541)	(31,842)	(5,111)
Impairment loss from continuing operations (1)	—	—	—	(25,336)	(856,696)	(137,509)
Total operating expenses	(104,092)	(281,122)	(426,086)	(692,000)	(2,200,839)	(353,259)
OPERATING INCOME/(LOSS)	66,313	98,751	208,784	197,727	(1,714,990)	(275,274)
OTHER INCOME/(EXPENSE)	5,577	(4,130)	(3,653)	(21,123)	(10,111)	(1,622)
INCOME/(LOSS) BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	71,890	94,621	205,131	176,604	(1,725,101)	(276,896)
Income tax expense	(7,629)	(2,772)	(37,850)	(38,841)	58,768	9,433
INCOME/(LOSS) FROM CONTINUING OPERATIONS	64,261	91,849	167,281	137,763	(1,666,333)	(267,463)
Income/(Loss) from sale of discontinued operations, net of income tax	3,099	46,172	44,418	(121,544)	(7,182)	(1,153)

NET INCOME/(LOSS)	67,360	138,021	211,699	16,219	(1,673,515)	(268,616)
Add: Net loss attributable to non-controlling interest	—	215	4,333	4,966	52,349	8,402

NET INCOME/(LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	67,360	138,236	216,032	21,185	(1,621,166)	(260,214)
Preferred shares redemption value accretion	(67,768)	(157,877)	(94,209)	—	—	—
Allocation of net income to participating preferred shareholders	(53,949)	(93,611)	(55,534)	—	—	—

NET INCOME/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(54,357)	(113,252)	66,289	21,185	(1,621,166)	(260,214)

Net income/(loss) from continuing operations per ordinary share: (2)
Basic	(2.49)	(4.07)	0.22	0.99	(11.10)	(1.78)
Diluted	(2.49)	(4.07)	0.17	0.94	(11.10)	(1.78)

Net income/(loss) from discontinued operations per ordinary share: (2)
Basic	0.13	1.18	0.56	(0.85)	(0.03)	(0.01)
Diluted	0.13	1.18	0.42	(0.85)	(0.03)	(0.01)

Net income/(loss) from continuing operations per ADS: (2)
Basic	(4.98)	(8.14)	0.44	1.98	(22.20)	(3.56)
Diluted	(4.98)	(8.14)	0.34	1.88	(22.20)	(3.56)

Net income/(loss) from discontinued operations per ADS: (2)
Basic	0.26	2.36	1.12	(1.70)	(0.06)	(0.02)
Diluted	0.26	2.36	0.84	(1.70)	(0.06)	(0.02)

Weighted average shares used in calculating net income/(loss) per share (2)
Basic	23,038,853	39,193,092	85,551,412	142,939,038	145,659,940	145,659,940
Diluted	23,038,853	39,193,092	112,122,045	150,432,812	145,659,940	145,659,940

(1)     Share-based compensation expense included in:

	For the Year Ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Selling and marketing	1,194	4,411	7,204	7,286	6,286	1,009
General and administrative	8,370	8,640	26,029	25,220	88,019	14,128
Research and development	426	480	981	842	872	140

(2)     Basic and diluted net income from continuing operations per ordinary share is computed by dividing net income from continuing operations adjusted for the impact of any accretion/allocation of income relating to preferred shareholders by the weighted average number of shares outstanding for the period. Basic and diluted net income/ (loss) from discontinued operations per ordinary share is computed by dividing net income/ (loss) from discontinued operations by the weighted average number of shares outstanding for the period. The potentially dilutive warrants, preferred shares and options were excluded from the calculation of diluted net income/ (loss) from continuing/discontinued operations per share in those periods where their inclusion would be anti-dilutive.

	As of December 31,
	2008	2009	2010	2011	2012	2012
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	778,824	409,926	869,300	402,502	188,216	30,211
Total current assets	1,578,712	1,133,515	1,663,782	2,188,813	1,263,931	202,875
Total assets	1,993,884	3,672,394	4,238,497	4,720,627	3,180,358	510,483
Total current liabilities	502,738	1,131,901	1,071,402	1,536,494	1,664,559	267,181
Total liabilities	525,626	1,582,625	1,505,504	1,954,164	1,796,403	288,343
Total equity	336,850	801,622	2,732,993	2,766,463	1,383,955	222,140

	For the Year Ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by/(used in) operating activities	(63,630)	523,094	456,914	296,705	(32,004)	(5,137)
Net cash used in investing activities	(261,831)	(802,365)	(392,364)	(494,558)	(457,855)	(73,490)
Net cash provided by/(used in) financing activities	700,041	(86,500)	406,598	(46,216)	76,838	12,334
Cash and cash equivalents included in assets held for sale	—	—	(160,517)	(207,279)	(985)	(158)

Exchange Rates

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at the noon buying rate on December 31, 2012, which was RMB6.2301 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.  On May 30, 2014, the daily exchange rate reported by the Federal Reserve Board was RMB6.2471 to US$1.00.

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

Period	High (1)	Low (1)
2011	6.6364	6.2939
2012	6.3879	6.2221
2013	6.2438	6.0537
October	6.1209	6.0815
November	6.0993	6.0903
December	6.0927	6.0537
2014
January	6.0600	6.0402
February	6.1448	6.0591
March	6.2273	6.1183
April	6.2591	6.1966
May	6.2591	6.2255

(1)         Annual and monthly lows and highs are calculated from daily noon buying rates in the city of New York as published by the Federal Reserve Bank.

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

The success of our business largely depends on the number of student enrollments in our programs and the amount of course fees that our students are willing to pay. Therefore, our ability to continue to attract students to enroll in our programs without a significant decrease in course fees is critical to the continued success and growth of our business. This will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. Our college is subject to the government imposed annual enrollment quota limit. If we were to violate requirements to which we are subject, the Ministry of Education of the People’s Republic of China (“MOE”), could reduce the annual enrollment quota at our college or restrict the programs we offer at our college or the methods by which we recruit new students. If we are unable to continue to attract students to enroll in our programs without a significant decrease in course fees, our net revenues may decline and we may not be able to maintain profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

If we are not able to continue to attract and retain qualified education professionals, we may not be able to maintain consistent teaching quality throughout our school and learning center network and our brand, business and results of operations may be materially and adversely affected.

Our education professionals are critical to maintaining the quality of our services, software products and programs, and maintaining our brand and reputation, as they interact with our students on a regular basis. We must continue to attract qualified education professionals who have a strong command of the subject areas to be taught and meet our qualifications. There are a limited number of education professionals in China with the necessary experience to satisfy our qualifications, and we must provide competitive compensation packages to attract and retain qualified teachers and tutors. Some of our education professionals are teachers of public schools that are working at our tutoring centers on a part-time basis. Paid tutoring by teachers of public schools has received more regulatory scrutiny recently. On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers (the “Measures”) related to some of our substantial business operations in provinces and cities such as Beijing, Tianjin, Chengdu, Jiangsu, Hunan and Hubei. The Measures prohibit teachers of public schools from teaching, on a part-time basis, at private schools during the work week or at any time. We believe that some of our teachers also work in public schools. If these education professionals choose to leave, or are forced to leave, our learning centers to comply with relevant local regulations, we will need to seek new teachers to replace them which we cannot assure you that we will be able to do at a reasonable cost or at all. If these regulations become the trend and are adopted in more provinces and cities or become more restrictive, we may need to seek additional new teachers in more places, which will further increase the difficulty of our recruiting efforts. While there has been no existing nationwide regulations imposing any penalty on private schools like ours for hiring teachers who also teach at public schools, we cannot assure you that such regulations will not be adopted in the future. In addition, we may not be able to hire and retain enough qualified education professionals to keep pace with our anticipated growth or at acceptable costs while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. Shortages of qualified education professionals, or decreases in the quality of our instruction, whether actual or perceived in one or more of our markets, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. Further, our inability to retain our education professionals may hurt the brands we are trying to develop, and retaining qualified teachers at additional costs may have a material adverse effect on our business and results of operations.

Failure to effectively and efficiently manage the expansion of our service network may materially and adversely affect our ability to capitalize on new business opportunities.

We plan to strengthen our operations primarily through organic growth, which may result in substantial demands on our management personnel as well as our financial, operational, administrative, technological and other resources. Opening new tutoring and career enhancement centers requires us to incur substantial pre-opening costs and we may incur losses during the initial ramp-up stage since we incur rent, salary and other operating expenses for new learning centers regardless of any revenues we may generate.  We expect that the fixed costs and other increased operating expenses that would result from opening new centers would exceed the revenue generated from those new centers during their initial establishment period. Consequently, if we open a significant number of new tutoring and career enhancement centers, our profit margins will decline substantially, at least in the near term, until such time as the new centers generate sufficient revenue to offset their fixed costs and other increased operating expenses.  Furthermore, the expansion of our programs, services and geographic locations may not succeed due to competition, failure to efficiently market our new centers and maintain their quality and consistency, or other factors.  We cannot assure you that we will be able to successfully integrate new learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our future financial condition and results of operations.  However, if we fail to expand our business in a timely fashion, we may lose market share and revenue and our future growth could be limited.

Our business depends on the strength of our brands in the marketplace. We may not be able to retain existing students or attract new students if we cannot continue to use, protect and enhance our brands successfully in the marketplace.

Our operational and financial performance and the successful growth of our business are highly dependent on market awareness of our “Ambow” brand and the regional brands that we have acquired. We believe that maintaining and enhancing the “Ambow” brand is critical to maintaining and enhancing our competitive advantage and growing our business. In order to retain existing students and attract new students, we plan to continue to make expenditures to create and maintain our positive brand awareness and brand loyalty. The diverse set of services and products that we offer to K-12 students, college students and other adults throughout many provinces in China places significant demands on us to maintain the consistency and quality of our services and products to ensure that our brands do not suffer from any actual or perceived decrease in the quality of our services and products. As we continue to grow in size, expand our services and products and extend our geographical reach, maintaining the quality and consistency of our services and products may be more difficult. Any negative publicity about our services, products, schools or learning centers, regardless of its veracity, could harm our brand image and have a material adverse effect on our business and results of operations.

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

We may not successfully integrate our operations and the operations of entities we acquire in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of the acquisitions to the extent, or in the timeframe, anticipated, which would have a material adverse effect on our results of operations.  Between 2011 and 2012, we disposed of several companies. This was done to sharpen our focus on the organic growth and business portfolio with stronger performance, greater capital efficiency and better asset turnover. Due to loss of control, we have deconsolidated Tianjin Tutoring after September 2013 and deconsolidated Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring after December 2013.

Our results of operations may fluctuate, which makes our financial results difficult to forecast, and could cause our results to fall short of expectations.

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. Our net revenues grew from RMB1,114.7 million in 2010 to RMB1,572.4 million in 2011, and decreased to RMB1,343.8 million (US$215.7 million) in 2012. Comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

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

Our future success depends heavily upon the continuing services of the members of our senior management team and, in particular, upon our retaining the services of our founder, Chairman and Chief Executive Officer, Dr. Jin Huang. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and as a result our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students, key professionals and staff members. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future, which could have a material adverse effect on our business and results of operations.

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

A substantial majority of the net revenues generated in our tutoring segment in the year ended December 31, 2012 were generated from tutoring services focused on preparing for ZhongKao and GaoKao. There have been changes in some areas in the way ZhongKao is administered. For example, beginning in 2010, Yunnan Province stopped administering ZhongKao. Instead, high schools will admit students based on a combination of a comprehensive evaluation of the students’ aptitude (provided by their middle schools) and the students’ middle school academic performance. To ensure the success of the educational reform and cultivate students’ comprehensive abilities, Yunnan Province also prohibits subject competitions in elementary and middle schools, including Olympic math competitions, and standardizes admission policies regarding adding points to middle school test scores based on a student’s extracurricular activities. As for GaoKao, some top universities such as Peking University have been allowed to recruit students through independently administered tests and admission procedures in recent years. The candidates still need to take GaoKao and their scores in GaoKao may not be lower than certain thresholds, but such GaoKao scores will not be the sole determining factor in the admission process. Students admitted in this manner generally should not exceed 5% of the annual enrollment quotas of these universities as approved by the MOE. To the extent ZhongKao, or even GaoKao, becomes less prevalent throughout China, our business and results of operations may be materially adversely affected.

If we are unable to renew our existing loan facilities, or obtain new loans, at all or on terms that are acceptable to us, our growth pace will be impacted.

As of December 31, 2012, our total bank borrowings amounted to RMB181.2 million which were all our short-term bank loans.  We may seek to obtain additional bank loans in the future. We cannot assure you that we will be able to roll over our existing bank facilities, or obtain new loans or credit facilities, at all or on terms that are acceptable to us. Our ability to obtain financing may be affected by our financial position and leverage, our credit rating and investor perception of the education industry, as well as by prevailing economic conditions and the cost of financing in general. In addition, factors beyond our control, such as recent global market and economic conditions and the tightening of credit markets may result in a diminished availability of financing and increased volatility in credit and equity markets, which may materially adversely affect our ability to secure financing at reasonable costs or at all.  As of December 31, 2012, RMB60.0 million was from domestic banks in China and US$20.0 million was from International Finance Corporation (“IFC”). We cannot assure you that the People’s Bank of China (“PBOC”) will not in the future take actions that may result in a tightening of the credit market in China.  Our ability to obtain bank loans from domestic Chinese banks will be significantly impacted by the PBOC’s policies, over which we have no control.  If we are unable to roll over our existing bank facilities or to obtain financing in the future on terms acceptable to us, our business operations and our growth plans would be materially harmed.

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

Third parties may initiate litigation against us alleging infringement upon their intellectual property rights. On May 13, 2009, the Intermediate Court in Beijing accepted a filing of an infringement claim by the Graduate Management Admission Council (“GMAC”), regarding alleged copyright infringement arising from the unauthorized use of GMAT materials by Beijing Century Bosen Consulting Co., Ltd., or Beijing Century Tutoring, one of our tutoring centers. In November 2009, GMAC and Beijing Century Tutoring entered into a settlement agreement that provides, among other things, that Beijing Century Tutoring shall remove certain specified GMAT materials and hyperlinks from Beijing Century Tutoring’s website, and RMB0.5 million was paid by Beijing Century Tutoring to GMAC for damages and losses incurred by the alleged infringing acts.

In August 2010, Beijing Kaidi Chenguang Education Science Technology Development Co., Ltd. (“Kaidi”), initiated an action against Beijing Ambow Shida Education Technology (“Ambow Shida”) and Beijing Ambow Online Software Co. Ltd. (“Ambow Online”) in the Haidian District Court in Beijing, the People’s Republic of China, alleging copyright infringement related to our Core Ebopo English and Ebopo English products. Kaidi applied to the court for an order that would require Ambow Shida and Ambow Online to stop the infringement, apologize publicly and pay the plaintiff damages in the amount of RMB11.0 million.  Ambow Shida and Ambow Online replied to the accusation, and Kaidi voluntarily withdrew the lawsuit after the first hearing for the preliminary evidence. In December 2010, Kaidi re-filed its claim for copyright infringement in the Haidian District Court in Beijing, the People’s Republic of China, against Ambow Shida and Ambow Online. Ambow Shida and Ambow Online replied to the accusation.  The court held a hearing to review the preliminary evidence in March 2011 and adjourned the case. On June 18, 2013, the court rejected Kaidi’s appeal. Kaidi re-filed again, on August 28, 2013, the court rejected Kaidi’s appeal and affirmed the original verdict, this is the final verdict. The company believes it has no further obligation.

In March 2011, Mintel Learning Technology, Inc. (“Mintel”) filed a complaint against Ambow Education Holding Ltd. (“Ambow”) and Ambow’s President and CEO, Dr. Jin Huang, in U.S. District Court for the Northern District of California, alleging a claim of trade secret misappropriation. On January 6, 2012, the court granted Ambow’s motion to dismiss the complaint for failure to state a claim. In an amended complaint filed on January 12, 2012, Mintel dropped its claim against Dr. Huang. Mintel maintained its claim against Ambow for trade secret misappropriation. In an order dated March 8, 2012, the court denied Ambow’s motion to dismiss the amended complaint. On March 22, 2012, Ambow filed an answer to the complaint, denying Mintel’s claim. The parties are currently engaged in the early stages of discovery. Fact discovery will close on October 19, 2012, and expert discovery will close on December 14, 2012. The last day for the parties to file dispositive motions is January 11, 2013. The court has set a preliminary pretrial conference for February 1, 2013. On or about January 21, 2014, the parties reached a tentative settlement, which was formalized on or about February 17, 2014. The key terms of the settlement includes: a) a payment of US$0.1 million to be paid to the Mintel Trustee in two installments (which was fully paid on March 10, 2014); b) the Mintel Trustee agreed to dismiss the Action, with prejudice, no later than June 10, 2014. The company has recognized the liability of US$100 as of December 31, 2012. And the lawsuit was subsequently dismissed with prejudice on June 10, 2014.

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

All of our servers and routers including backup servers are currently hosted by third-party service providers within China. We do not currently maintain any backup servers outside of China. To improve the performance and to prevent the disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our websites to mirror our online resources.

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

We are in the process of applying for the land use right and building ownership certificates for buildings for which we do not yet hold effective title certificates, and are trying to remedy the defects and issues that prevent us from obtaining such certificates. We expect to complete the application process and obtain the certificates in a reasonable period of time, but do not have an exact time frame. However, we cannot assure you that these applications will be approved in a timely fashion or at all. If we are not able to remedy these defects in a timely manner, we may be required to find alternative locations for our schools and learning centers or may be subject to fines or penalties, either of which could have a material adverse effect on our business or results of operations.

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

The Rules Relating to the Establishment and Regulation of Independent Colleges, or Independent College Rules, promulgated by the MOE on February 22, 2008 and effective as of April 1, 2008, provide that an independent college established thereafter shall hold the land use right certificate or construction planning permit for land covering at least 500 mu (333,334 square meters), and independent colleges established prior to April 1, 2008 are required to meet this land requirement within a grace period of five years, namely prior to March 31, 2013. Our college, the Applied Technology College of Soochow University (“Applied Technology College”), was established prior to April 1, 2008 and is subject to such minimum land requirements and does not currently comply. To satisfy such requirements would require us to incur significant expenses that we are not able to quantify. In addition, the Independent College Rules require that the capital commitment to an independent college established before the Rules came into effect shall be paid within one year after its effectiveness. The capital commitment to the Applied Technology College is fully paid in cash, but we had not contributed the land use rights. For the year ended December 31, 2012, the Applied Technology College was in the process of being disposed of and the transaction was completed in the first half of 2013.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would adversely affect our net income.

In accordance with U.S. GAAP, we account for our acquisitions using the acquisition method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. During 2012, we recognized an impairment loss of RMB856.7 million (US$137.5 million) due to decline of business. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted a stock option plan in 2005, or 2005 Stock Plan, as well as an equity incentive plan in 2010, or 2010 Equity Incentive Plan. We have granted options and restricted shares under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, and may have an adverse or negative impact on our results of operations. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. As of December 31, 2012, we had RMB43.4 million (US$7.0 million) of unrecognized share-based compensation costs, adjusted for estimated forfeitures, related to unvested stock option awards granted prior to such date, which are expected to be recognized over a weighted-average period of 1.84 years. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

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

In order to enjoy the preferential tax treatment to be exempted from income tax on its profits and to be entitled to a 50% reduction in income tax rate and to maintain the “Software Enterprise” status, the entity is required to obtain a Certificate of Software Enterprise issued by the provincial IT industry administration authorities through meeting the following conditions: (a) its primary business includes computer software development and production, system integration, application services and other related technical services because an enterprise which only engages in software trading is not qualified, (b) it has developed one or more software products or has intellectual property rights to such products, or provides such services as certified computer information system integration, (c) it has the technical equipment and business location required to engage in software development and related technical services, (d) it has the means and ability to control the quality of its software products and technical services, (e) its technicians engaging in product development and technical services make up no less than 50% of the staff, (f) its research and development expenses for software technology and products make up more than 6% of its software revenues, and (g) its annual software sales make up more than 35% of its total annual revenue and the sales of self-produced software make up more than 50% of the software sales. Pursuant to the Criteria for Recognition and Administrative Measures of Software Enterprises, Software Enterprises are subject to annual inspections by the local software industry associations or other relevant associations authorized by the Ministry of Industry and Information Technology (“MIIT”). Software Enterprises which fail such annual inspections may not, for the current year, enjoy the relevant incentive policies including the preferential tax treatment. Ambow Online has obtained the Certificate of Software Enterprise. For the years ended December 31, 2010, 2011 and 2012, if our corporate subsidiaries in the PRC had not been awarded tax holidays or received preferential tax treatment, the increase in our tax expense would have been RMB28.3 million, RMB59.6 million, and nil, respectively.

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

The growth rate of China’s domestic product in 2012 was 7.8%, compared to a growth rate of 9.2% in 2011. A number of factors contributed to this slowdown in China’s economy, including appreciation of the RMB, which adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. Since we derive substantially all of our revenues from students in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our students may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing students. The adverse economic conditions, if they continue or worsen, will affect consumer spending generally, which could result in decreased demand for our services and products within our target markets.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting. Our management and independent registered public accounting firm, as part of their audit of our consolidated financial statements for the year ended December 31, 2012, have performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 and reported to our board of directors the material weaknesses as of December 31, 2012. The material weaknesses identified in our internal control over financial reporting are related to both the inadequate oversight over complex transactions and insufficient personnel with appropriate levels of accounting knowledge and experience to address the high volume of U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. In addition, disposal of certain significant assets were not reviewed by Ambow’s legal department, financial department or under effective oversight by Board of Directors. See “Item 15. Controls and Procedures.”

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

Currently, PRC laws and regulations do not explicitly impose restrictions on foreign investment in the tutoring service sector in China. However, some local government authorities in the PRC have adopted different approaches in granting licenses and permits (particularly, imposing more stringent restrictions on foreign-invested entities) for entities providing tutoring services. In some areas, local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As a foreign company, we are not qualified to run Sino-foreign cooperative schools in China. International schools are schools only for children of aliens in China and shall not admit any children of Chinese citizens.

We conduct our K-12 school and tutoring business and provide online services in China primarily through contractual arrangements between Ambow Online, our principal operating subsidiary in China, and our VIEs, and their respective shareholders.

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission (“NDRC”), and the Ministry of Commerce (“MOFCOM”) on December 24, 2011 and became effective on January 30, 2012, foreign investment is encouraged to participate in higher education and vocational training services. The foreign investment in higher education has to take the form of a Sino-foreign equity or cooperative joint venture. Senior high school education in grades 10-12 is a restricted industry. The foreign investment in senior high school education has to take the form of a cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December 31, 2012, we had a total of 226 centers and schools, comprised of 183 tutoring centers, five K-12 schools, 19 career enhancement centers, 16 training offices, two career enhancement campuses and one college. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and colleges.

If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations or we fail to obtain any of the required permits or approvals, the relevant PRC regulatory authorities including the MOE, the MOFCOM, and the MIIT, which regulate the education industry, foreign investment in China and Internet business, respectively, would have broad discretion in dealing with such violations, including:

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

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to operate a substantial portion of our education business. For a description of these contractual arrangements, see “Item 4.C — Information on the Company — Organizational Structure” and “Item 7.B — Related Party Transactions—Contractual arrangements with our VIEs and their respective subsidiaries and shareholders.” These contractual arrangements may not be as effective in providing us with control over our VIEs and their respective subsidiaries as direct ownership. If we had direct ownership of our VIEs and their respective subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs and their respective subsidiaries, which could effect changes, subject to any applicable fiduciary duties, at the management level. As a legal matter, if our VIEs or any of their respective shareholders fails to perform its or his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements. We may also rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, but these remedies may not be effective. For example, if the shareholders of any of our VIEs were to refuse to transfer their equity interest in such VIEs to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with our VIEs and/or their respective shareholders. If VIEs or their shareholders fail to perform the obligations secured by the pledges under the equity pledge agreements, one of the remedies for default is to require the pledgors to sell the equity interests of VIEs in an auction or sale of the shares and remit the proceeds to Ambow Online, net of all related taxes and expenses. Such an auction or sale of the shares may not result in our receipt of the full value of the equity interests or the business of VIEs.

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

As of December 31, 2012, we had across our four operating segments a total of 36 schools that were registered as private schools as opposed to companies. Of the 36 schools, five schools that we continue to own were registered as schools not requiring reasonable returns. In addition 21st Century School, for which we hold a 15-year operating right, was also registered as a school not requiring reasonable returns. The other 30 schools were registered as schools requiring reasonable returns. The total net revenue of the schools requiring reasonable returns accounted for 33.1% of our consolidated total net revenue for the year ended December 31, 2012. The total net revenue of the schools not requiring reasonable returns accounted for 7.9% of our consolidated total net revenue for the year ended December 31, 2012. These schools (those requiring reasonable returns and those not requiring reasonable returns) reported a net loss position for the period ending December 31, 2012.

Regulatory agencies may commence investigations of the tutoring centers, K-12 schools, career enhancement centers and college controlled and operated by our VIEs. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations.

Our VIEs control and operate tutoring centers, K-12 schools, career enhancement centers and one college (the college was sold in 2013). As the provision of these services is heavily regulated in China, especially primary or secondary schools, these schools and companies that our VIEs or their respective subsidiaries currently own or operate or may acquire or establish in the future may be subject from time to time to inspections and investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations, regulatory infractions or other causes of action. For example, if an independent college is found unable to satisfy one or more conditions for running a college set by the MOE in such inspection or investigation, the MOE may impose limitation on the annual enrollment quota or even suspend the recruitment of the college. If the results of any such investigations or lawsuits are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations. Even if we adequately address the issues raised by a government investigation, we may have to devote significant financial and management resources to resolve these issues, which could have a material adverse effect on our business.

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

Chinese regulators have broad powers to regulate the tuition, accommodation and other fees charged by primary, secondary and other schools and student enrollment levels at these schools. As a result, new regulations could adversely impact the fees we receive from the schools to which we provide course materials and software products and the student enrollments at our directly- operated schools and at our partner schools, as well as the returns from the K-12 schools operated by our Chinese affiliated entities. The tuition, accommodation and other fees charged by our degree programs and our K-12 schools are subject to various price controls administered by local price-control authorities and our student enrollment in our independent college is subject to annual enrollment quotas established by the MOE. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price-control authorities may impose stricter price control on tuition changes in the future. As of the date of this annual report, there was no indication from the MOE or the relevant authorities that the government would significantly change the tuition charges or student annual enrollment quotas. If the tuition charges were to be decreased or if they were not allowed to increase in line with increases in our costs because of the actions of China’s administrative price controls or if student enrollments at private schools were restricted, our net revenue and profitability would be materially adversely affected.

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

Under PRC laws and regulations, an enterprise that qualifies as a new and high-technology enterprise or a software enterprise may enjoy preferential tax benefits. An enterprise qualified as both a “new and high-technology enterprise” and as a “software enterprise” may choose one of the more preferential tax treatments. For example, Ambow Online is a certified “new and high-technology enterprise” and a “software enterprise” and has chosen to enjoy preferential tax treatments as a “software enterprise.” As a result, Ambow Online is entitled to a two-year exemption from the first year it generates taxable income and a 12.5% corporate income tax rate for another three years, which might be followed by a 15% tax rate so long as Ambow Online continues to qualify as a “new or high-technology enterprise”. If Ambow Online fails to maintain the status of a “software enterprise” or a “new and high-technology enterprise”, it will cease to enjoy the reduced tax rate and its tax rate will increase to 25% or the then current rate. If PRC laws and regulations were to phase out preferential tax benefits currently granted to “software enterprises” or “new and high-technology enterprises”, Ambow Online would be subject to the standard corporate income tax rate, which currently is 25%. Loss of these preferential tax treatments could have a material adverse effect on our financial condition and results of operations.

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

Ambow Shida holds an ICP license issued by Beijing Communications Administration, the local counterpart of the MIIT. According to this ICP license, Ambow Shida is approved to provide internet information services, excluding services of press, publication, education, medicine and medical apparatus and instruments. Due to the uncertainties of implementation of relevant regulations by different authorities, we cannot assure you that Ambow Shida has satisfied or will be able to satisfy all the requirements for a PRC Internet content provider and the ICP license held by Ambow Shida will be deemed to be adequate for all of the online services that we provide. For example, Ambow Shida’s ICP license does not cover educational content while most materials provided on our websites may be deemed educational content, including content related to our tutoring centers and career enhancement centers. According to our experience and our knowledge of other education providers in our industry, and as advised by our PRC counsel, based on their consultation with the Beijing Municipal Commission of Education, the content provided by us does not exceed the scope of Ambow Shida’s ICP License, we believe the content on, and use of, our website are in compliance with the requirement imposed by Chinese Internet Regulations on ICP Licenses. We cannot assure you, however, that the competent authorities will not adopt a different interpretation of this issue.

If the provision of the online services is deemed to exceed the scope of Ambow Shida’s license, we may be required to cease providing these online materials, which would harm our net revenues and results of operations. As we are a foreign enterprise in China, Ambow Shida may also be deemed to have illegally leased its ICP license or provided facilities or other resources to foreign investors. If we are deemed to have violated applicable Chinese Internet regulations, we could be subject to severe penalties, including confiscation of illegal gains, fines ranging from three to five times the illegal gains, suspension of certain types of services provided or orders to shut down the relevant websites.

In late 2012, we decided to suspend the software sales temporarily due to the loss of business impacted by negative publicity in the media in the last quarter of 2012. We considered this suspension of the software sales as a temporary strategy, and would resume the software sales later when the company’s business had recovered and got sufficient funding for rebuilding the R&D team.

Currently, we still retain part of the software sales to some small distributors, and although reduced, our R&D team has been maintaining the basic software developing codes and databases. So the company didn’t consider this suspension as a discontinuation of the software business.

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

As an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may make loans to our PRC subsidiaries and VIEs or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations. For example:

•                  Loans by us to our wholly-owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange (“SAFE”), or its local counterparts; and

•                  Loans by us to our VIEs and their respective subsidiaries, which are domestic PRC entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.

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

In addition, SAFE promulgated a circular on November 19, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE has issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version of Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 stipulates SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and lent to third parties. In May 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local counterparts over direct investment by foreign investors in the PRC are to be conducted by way of registration and banks are to process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its local counterparts.

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

The CIT Law and its Implementing Regulations, which became effective on January 1, 2008, provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The Implementing Regulations of the PRC CIT Law define the term “de facto management bodies” as a body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body”of a Chinese-controlled offshore incorporated enterprise is located in China. Following Circular 82, on July 27, 2011, the SAT issued Administrative Measures on Income Taxes of Resident Enterprises Incorporated outside Mainland China and Are Controlled by Chineses Enterprises (Trial Implementaiton), or Resident Enterprise Administrative Measure, which was effective as of September 1, 2011. This Resident Enterprise Administrative Measures provide clarification of resident status determination, post-determination administration, as well as competent tax authorites. However, Circular 82 and Resident Enterprise Administrative Measures apply only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management bodies” and it is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”) that became effective on September 8, 2006 established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFMOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFMOC, may delay or inhibit our ability to complete such transactions, which could materially adversely affect our ability to grow our business through acquisitions in China.

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

We believe we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2012 and December 31, 2013. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for the year ending December 31, 2014 or any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies historically have been especially volatile), we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to such United States holder. See “Item 10.E—Taxation—United States federal income taxation—Passive foreign investment company.”

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

Substantially all of our assets are located outside the United States. Almost all of our current operations are conducted in China. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these directors and officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on this point, this is likely to include, in certain circumstances, a non-penal judgment of a United States court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws. The Grand Court of the Cayman Islands (“the Court”) may stay proceedings if concurrent proceedings are being brought elsewhere. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Public shareholders of China-based, U.S.-listed companies and other market participants may have limited or no access to a wide array of corporate records of such listed companies’ PRC entities filed with industry and commerce administration authorities in China. The inability to access such information may adversely affect overall investor confidence in such companies’ reported results or other disclosures, including those of our Company, and may cause the trading price of our ADSs to decline.

All of our PRC corporate entities, including Ambow Online, our VIEs and their subsidiaries, maintain corporate records and filings with industry and commerce administration authorities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

There have been regulations promulgated by various government authorities in PRC that govern the public access to corporate records and filings. Pursuant to the company Law and Regulations of the People’s Republic of China on the Registration Administration of Companies, the company registration authority shall record the registered items of companies in a company recording book for the consultation and reproduction purposes of the public. The general public may apply to the company registration authority for inspection of the registered items of companies. Under the Measures for Accessing Corporate Records and Filings promulgated on December 16, 1996 by the State Administration for Industry and Commerce (“SAIC”), or the SAIC Measures, a wide range of basic corporate records, except for such restricted information as business results and financial reports, can be inspected by the public without restrictions. Under these SAIC Measures, a company’s restricted information can only be inspected by authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. In practice, local industry and commerce administration authorities in different cities have adopted various regional regulations, which impose more stringent restrictions than the SAIC Measures by expanding the scope of restricted information that the public cannot freely access. Many local industry and commerce administration authorities only allow unrestricted public access to such basic corporate information as name, legal representative, registered capital and business scope of a company. Under these local regulations, access to the other corporate records and filings (many of which are not restricted information under the SAIC Measures) is only granted to authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation.

However, neither the SAIC nor the local industry and commerce administration authorities have strictly implemented the restrictions under either the SAIC Measures or the various regional regulations before early 2012. As a result, before early 2012, the public was able to access all or most corporate records and filings of these listed companies’ PRC affiliates maintained with the industry and commerce administration authorities. Such records and filings were reported to have formed important components of research reports on certain China-based, U.S.-listed companies, which were claimed to have uncovered wrongdoings and fraud committed by these companies.

It was reported that, since the first half of 2012, local industry and commerce administration authorities in a number of cities had started strictly implementing the above restrictions and had significantly curtailed public access to corporate records and filings. There have also been reports that only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publically accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under, the various regional regulations. Individuals other than the parties specified in the various regional regulations may get access to the corporate records and filings including, but not limited to, financial reports, shareholder changes and assets transfers with the permission of the PRC subject companies with reference letters issued by the companies. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based U.S.-listed companies’ business operations in China may have a significant adverse effect on the overall investor confidence in such companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

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

Our current holding company, Ambow, an exempted company incorporated with limited liability under the laws of the Cayman Islands, was established in June 2007. On July 18, 2007, Ambow entered into a share exchange agreement with AECL and its shareholders. Pursuant to this share exchange agreement, (1) all shareholders of AECL exchanged their shares in AECL for shares in Ambow, and (2) AECL became a wholly-owned subsidiary of Ambow.

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

From 2008 to 2012, we made a total of 31 separate acquisitions through business combinations and one acquisition of long-term operating rights.

In December 2011, the company signed an agreement to sell two legal entities, being Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co. (together “Beijing Century College Group”), and part of the interest of 21st School to Xihua Investment Group (“Xihua Group”). By December 2012, the disposal of Beijing Century College Group had been completed.

Board meeting on December 19, 2012, management proposed and was authorized by the board to explore possible sale of Applied Technology College, which was disposed in July 2013, to Kunshan government.

In the year of 2012, two former employees of the company made allegations of financial impropriety and wrongful conduct in connection with the company’s prior year acquisitions of training schools. The Audit Committee of the Board of Directors of the company determined that it would conduct an internal investigation to thoroughly review these allegations.  This investigation was conducted with the assistance of independent outside counsel.

In late 2012, the company decided to suspend the software sales temporarily gradually, mostly due to the loss of business impacted by negative publicity in the media. The company considered this suspension of the software sales as a temporary strategy, would resume the software sales later when the company’s business had recovered and got sufficient funding for rebuilding the R&D team.

In April 2013, the company entered into a disposal agreement with Xihua Group, pursuant to which, Ambow disposed of the remaining fourteen-year operating rights to Xihua Group.  The disposal has completed by December 31, 2013.

In the year of 2013, the company deconsolidated Tianjin Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring due to loss of control.

On June 7, 2013, the Joint Provisional Liquidators (“JPLs”) were appointed as provisional liquidators of the company by the Cayman Court following the filing of a winding up petition by GL Asia Mauritius II Cayman Limited (the “Petitioner”).

Prior to the JPLs’ appointment, the Audit Committee of the company had commenced an investigation into allegations of certain financial improprieties and wrongful conduct by certain senior executives within the group of entities of which the company is the parent (the “Audit Committee Investigation”). In July 2012, the Audit Committee engaged Fenwick & West LLP (“Fenwick & West”) and Ernst & Young LLP (“Ernst & Young”) to assist with the investigation. At that time, the company’s auditor was PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”).

In March 2013, three members of the Board of Directors — two of which held positions on the Audit Committee — resigned stating that they were unable to effectively discharge their duties in light of the refusal of Dr. Jin Huang to resign or take a leave of absence from her leadership positions within the company whilst the Audit Committee Investigation was ongoing. PwC, Fenwick & West and Ernst & Young all resigned from their respective roles shortly thereafter. The company subsequently appointed replacements for each of the above, being Marcum Bernstein & Pinchuk LLP (“MarcumBP”) as auditors, and DLA Piper LLP (“DLA”) and Deloitte Financial Advisory Services LLP (“Deloitte”) to assist with the Audit Committee Investigation.

On September 23, 2013, JPLs formed a committee comprising of creditors and shareholders of the company (the “Stakeholder Committee”). On November 13, 2013, the Cayman Court sanctioned the recommencement of the Audit Committee Investigation following an application, which was brought by the JPLs with the support of the members of the Stakeholder Committee. Engagement letters were subsequently finalized with DLA and Deloitte to complete the Audit Committee Investigation, with the assistance of third party funding which the JPLs negotiated on the company’s behalf.

On February 20, 2014, the JPLs received the report on the Audit Committee Investigation from DLA. In summary, this report concluded that there was insufficient evidence to substantiate the allegations as to questionable or inappropriate conduct, which had been made against the directors, officers and employees of the company. However, the report advised that the company’s corporate governance structure needed improvement. Shortly after receiving this report, the JPLs re-commenced negotiations with parties who had previously expressed an interest in providing long term funding to the company.

Upon the satisfaction of conditions and deliverables under the restructuring agreement (the “Restructuring Agreement”) and associated agreements to implement the core parts of the restructuring plan sanctioned by the Cayman Court pursuant to its order dated May 7, 2014 (the “Restructuring Plan”), the Court approved the return of management to the company’s Board of Directors (as reconstituted pursuant to the Restructuring Plan). Upon the discharge, the company will proceed with the completion of the Restructuring Plan transactions.

A restructuring agreement, between the company and CEIHL provides for a loan facility for the company, comprising approximately RMB299.1 million (US$48.0 million) less the amounts paid, or procured to be paid, by CEIHL or its nominee in satisfaction of and/or discharge of and/or to purchase and cancel the onshore debt with estimated pay off value of approximately RMB83.0 million (US$13.3 million) and includes the amount of the existing facility provided by CEIHL pursuant to which the sum of approximately RMB105.9 million (US$17.0 million)  of principal is due, leaving the rest of the cash being injected into the company, and includes, inter alia, the necessary conversion rights to enable CEIHL to become the holder of 50.1% of the voting rights (equating to 85% of the economic interest) in the company.

Under the Second Amended and Restated Loan Agreement and related financing documents, a) the outstanding US$17.0 million convertible loan originally borrowed from the IFC that was indirectly assigned to CEIHL has been amended and extended; b) CEIHL, Baring Private Equity Asia V Holding (4) Limited (“Baring”) and SummitView Investment Fund I, L.P. (“SummitView”) funded a total of approximately US$31.0 million in new loans under lending commitments, among which, CEIHL assigned approximately RMB31.2 million (US$5.0 million) each of its commitments to Baring and SummitView, and Baring and SummitView each funded a loan of US$5.0 million to the company.

In connection with the entry into the Second Amended and Restated Loan Agreement, the parties agreed to terminate the registration rights agreement dated October 24, 2012 between Ambow Education Ltd and IFC.

In connection with the Restructuring Plan, CEIHL and the company entered into a Working Capital Facility Agreement, which makes available to the company working capital of up to approximately RMB31.2 million (US$5.0 million) at an interest rate of 3% per annum for a term of 3 years, subject to certain conditions.

In connection with the restructuring, the shareholding of SummitView pursuant to the Share Purchase Agreement dated April 28, 2013, between SummitView and the company as amended, on May 31, 2013, (the “SummitView SPA”) will be adjusted in light of the capital contributed to the company pursuant to the SummitView SPA.

Our principal executive offices are located at 18th Floor, Building A, Chengjian Plaza, No.18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, People’s Republic of China. Our telephone number at this address is +86 (10) 6206-8000. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949-8066. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.                                    Business Overview

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer high quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and infrastructure. As of December 31, 2012, we had a total of 226 centers and schools, comprised of 183 tutoring centers, five K-12 schools, 19 career enhancement centers, 16 training centers, two career enhancement campuses and one college, which are located in 19 provinces and autonomous regions within China.

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

Our career enhancement services target students at universities, colleges and community colleges, recent graduates of these institutions and employees and management in corporate. We refer to these career enhancement services programs that facilitate post-secondary students obtaining more attractive employment as well as our college programs as “Better Jobs.” Our Better Jobs programs are mainly offered through our career enhancement service network, which are strategically located in key economic centers across China where there is a high concentration of companies in high-growth industries. Our career enhancement service network is located in the Bohai Rim Area, the Central South Area (Changsha, Zhuzhou and Xiangtan) and the Yangtze River Delta.

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

Through our directly-operated tutoring centers, schools, career enhancement centers, campuses and college as well as our distributors, we have significantly grown our net revenue, net income and student enrollments. Our net revenues from continuing operations increased from RMB1,114.7 million in 2010 to RMB1,572.4 million in 2011 to RMB1,343.8 million (US$215.7 million) in 2012. Our growth from 2010 to 2011 was primarily driven by the expansion of our service network across both Better Schools and Better Jobs, through acquisitions and organic growth, as well as the increase in sales of education services and software to distributors. The decrease from 2011 to 2012 was mainly due to the suspension of software sales and continuing negative impact of internal independent investigation and negative publicity in the media in the last quarter of 2012.

We have two business divisions, “Better Schools” and “Better Jobs,” and four operating segments, tutoring, K-12 schools, career enhancement and college. Our tutoring and K-12 schools segments are within our Better Schools division and career enhancement and college segments are within our Better Jobs division. Revenues from continuing operations for our Better Schools division accounted for 75.3%, 66.7% and 76.7% of our total net revenues from continuing operations in the fiscal years of 2010, 2011 and 2012, respectively. Revenues from our Better Jobs division accounted for 24.7%, 33.3% and 23.3% of our total net revenues from continuing operations in 2010, 2011 and 2012, respectively. We recorded net income from continuing operations of RMB167.3 million, RMB137.8 million, and net loss of RMB1,666.3 million (US$267.5 million) in 2010, 2011 and 2012, respectively. Our total student enrollments from continuing operations in our Better Schools division were approximately 881,000 and 759,000 for the fiscal year ended December 31, 2011 and 2012 respectively; and in our Better Jobs division were approximately 110,400 and 127,000 for the fiscal year ended December 31, 2011 and 2012 respectively.

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

In late 2012, Ambow decided to suspend the software sales temporarily due to the loss of business impacted by negative publicity in the media in the last quarter of 2012. Management only considered this suspension of the software sales as a temporary strategy, and would resume the software sales later when the company’s business had recovered and got sufficient funding for rebuilding the R&D team.

Currently, the company still retains part of the software sales to some small distributors, and although reduced the R&D team has been maintaining the basic software developing codes and databases. The company didn’t consider this suspension to be a discontinuation of the software business.

The following map sets forth the service coverage and the geographic coverage of our tutoring centers and K-12 schools (marked as Better Schools), and our career enhancement centers, career enhancement campuses and college (marked as Better Jobs) as of December 31, 2012:

Better Schools

Our Better Schools division consists of 183 tutoring centers and five K-12 schools as of December 31, 2012, which are located in or around our 16 provinces and 3 municipalities directly under the Central Government across China.

Our tutoring centers are designed to help students perform better in school and prepare for important tests, specifically high school and university entrance exams. In addition to our classroom-based teaching services, we offer educational curriculum and software products through our web-based applications to allow our students access to our tutoring services from anywhere at any time. Combined with our proprietary “learning engine,” our software features such functions as online video classes, practice questions, discussion forums and prior actual tests. Our educational software products include eBoPo (meaning “energy and impact” in Chinese), which offers full subjects, online practice tests and instruction for K-12 level students. Our software products and web-based applications complement our in-person classes and offer individualized services and tailored content based on each student’s specific needs. Our tutoring centers offer the classroom instruction, small class and one-on-one tutoring. Total student enrollments of these tutoring centers were approximately 740,000 for the fiscal year ended December 31, 2012.

Our K-12 schools, which are accredited by the local equivalent of the MOE, provide full-subject national curriculum, including mathematics, language, history, sciences and arts. Our five K-12 schools had an aggregate capacity of up to 20,000 students in 2012. Before our students enter our K-12 schools, they need to take our admissions test. Before they graduate from our K-12 schools, they need to pass the exam required by the local MOE. When they pass this exam, they earn a certificate recognized by the local public school system. Our tutoring centers provide corresponding tutoring programs, along with ZhongKao and GaoKao preparation, GaoKao retake preparation and overseas exam preparation. Our strategy for our educational services is to establish service network that provide services in populated and economically-developed cities in China. We intend to continue to improve the education quality and brands of our schools, which we leverage to support our tutoring programs. We will also continue to develop or acquire tutoring centers that have the high ratings and quality teachers.

Better Jobs

Our Better Jobs division consists of 19 career enhancement centers, 16 training offices, two career enhancement campuses and one college as of December 31, 2012, which are located in the Bohai Rim Area, Central South Area (Changsha, Zhuzhou and Xiangtan) and the Yangtze River Delta. Our career enhancement centers are designed to help university level students and graduates enhance their practical skills and improve their competitive positioning upon graduation as they look to start their career. We have located our service network in regional economic centers within China where there is a high concentration of companies in high-growth industries. We cooperate with universities to provide our career enhancement services to their students. Our directly-operated college and our university partners provide us with a large base of customers to whom we can offer our services and products. Classes taken at our career enhancement centers and campuses can also count as credits earned towards requirements of certain university degree programs.

Our career enhancement centers currently focus on IT services and digital art training. Our career enhancement services curriculum emphasizes providing students with “hands-on training” for professional skills, including case studies, job environment simulation and specific technical skills needed to excel in jobs at our corporate partners, as well as “soft skills” training, including courses on time management, presentation, leadership and interview techniques. We design our career enhancement curriculum based on our understanding of the target industries and the actual recruiting needs of our corporate partners and corporations looking to hire our students. We also offer corporate training programs for our corporate partners’ employees that are designed jointly with certain of our corporate partners to specifically tailor the training for these employees. For the fiscal year ended December 31, 2012, student enrollments in our career enhancement services were approximately 127,000.

We operate two career enhancement campuses, namely Kunshan Ambow Service Outsourcing Industrial Park, or Kunshan Park, and Dalian Ambow Service Outsourcing Industrial Park, or Dalian Park. Kunshan Park and Dalian Park are located in the Yangtze River Delta and Bohai Economic Rim, respectively. These career enhancement campuses serve the needs of students and employers located throughout the Yangtze River Delta and Bohai Economic Rim. Our career enhancement campuses offer teaching facilities, laboratories, dormitories, grocery stores and other community infrastructure in order to accommodate students’ educational and recreational activities. These facilities, which can hold up to an aggregate of 8,000 people for training at a given time, are currently operated by Ambow, each for a period of 20 years. Both of these office park-type career enhancement campuses are built by local governments in China. They focus on information technology outsourcing and business process outsourcing as the main objectives of the campuses’ training programs.

We acquired Genesis Career Enhancement in 2011which provides outbound and in-house management trainings targeted for corporate clients. In addition, we offered Corporate Business School (CBS) which is an online interactive management-training course targeted for corporate clients.

Our college offers degree programs to incoming students. Students graduating from our degree programs receive bachelor’s degrees recognized by the MOE. Our degree programs are typically designed to be completed in either two or four years and are designed to provide our students with practical, career-oriented education, positioning them for attractive entry-level job opportunities. Our college operates for two semesters per academic year, one running from September to January, and the other running from February or March, depending on the date of the Chinese New Year, to July. We typically offer courses five days a week. During the year of 2013, the company had disposed the only college left in the College segment, Applied Technology College.

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

“Ambow”, “”, “”, “”, “”, “ebopo ”, “”, “”, “” and “” are our registered trademarks in China. We have also applied for additional trademarks and logos, including “”, “”, “”, “”, “” and “” with the Trademark Office of the SAIC in China. Our main websites are located at www.ambow.com and www.ambow.com.cn. In addition, we have registered certain domain names, including www.ambow.net. In addition to building “Ambow” as a stand-alone brand, we intend to continue to co-brand “Ambow” with the brands of our acquired schools and programs for the foreseeable future in order to fully leverage their established local presence and reputation.

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

Partner schools

We have business relationships with K-12 schools and colleges and universities not directly owned or operated by us, both directly and through our distributors. Most of our current relationships with K-12 schools are indirect as they, or their students, are end-user customers of our distributors and are generally limited to such schools’ purchase of our software products through our distributors. Our direct partnerships are primarily with colleges and universities, which send their students to our career enhancement centers and, to a lesser extent, K-12 schools. These colleges and universities with whom we have direct partnerships are under no contractual obligation to recommend our services or products.

Acquisitions and disposals

At the beginning of 2008, we considered it to be the opportune time to establish physical service network to capture further business opportunities and provide our services and products through both offline classroom teaching and online delivery platform to our target customers primarily by acquiring top-tier tutoring centers, K-12 schools, career enhancement centers and colleges. To adhere to our goal of providing high-quality educational and career enhancement services to our students and to build a premium brand, we have adopted a disciplined and systematic approach towards acquisitions that complement our existing services and products, add scale and expand our footprint. Our systematic approach to identify, evaluate and conduct our acquisitions has enabled us to complete 31 separate acquisitions through business combinations and one acquisition of long-term operating rights from 2008 to 2012. In 2008, we made an aggregate of ten acquisitions to acquire tutoring companies, K-12 schools, a tutorial software company and career enhancement training companies. We also acquired long-term operating rights to run the Zhenjiang Foreign Language School and Zhenjiang International School to use the schools’ buildings and facilities for 12 years. In 2009, we made an aggregate of 13 acquisitions to acquire tutoring companies, K-12 schools, career enhancement training companies and a career enhancement software company and colleges. In 2011, we completed an aggregate of seven acquisitions to acquire tutoring and career enhancement centers and one corporate training company group. Certain of our acquisitions involved multiple tutoring centers and career enhancement centers. In 2012, we acquired 16 tutoring centers, which were owned and operated by a third party. Please refer to Note 22 to the financial statements. The company believes the acquisition of the 16 training centers is an integral piece of the company’s strategy to increase its market share in providing tutoring services in China.

At the beginning of the third quarter of 2011, we reverted the operating right for the Zhenjiang Foreign Language School back to the original owner. Zhenjiang International School and Zhenjiang Foreign Language School are public schools in nature, which were established by government funding. Zhenjiang Municipal Education Bureau authorized Zhenjiang Education Development Investment Center (“Investment Center”) to own and operate Zhenjiang International School and Zhenjiang Foreign Language School. As an educational reform measure, Zhenjiang International School and Zhenjiang Foreign Language School were permitted by local government to be operated by private institutions. On August 18, 2008, we concluded a cooperation agreement with Investment Center and both of these two schools, pursuant to which we, through Zhenjiang Ambow International School, a private school we established for this purpose, acquired the right to operate Zhenjiang International School and Zhenjiang Foreign Language School for RMB47.5 million for a period of 12 years, from September 2008 to August 2020. Throughout this period, we would have been entitled to obtain all the economic returns from the operation of these two schools. According to the provisions of the cooperation agreement, in the event that the publicly-funded privately-run nature of Zhenjiang International School or Zhenjiang Foreign Language School should change due to reasons attributable to local government and Investment Center is unable to perform its responsibilities under the cooperation agreement any more, the Investment Center may terminate the company’s right to operate one or both of the schools provided that Investment Center returns a portion of the consideration paid by us for the right to run the schools based on the remaining period of the cooperation agreement. According to an announcement jointly issued by Jiangsu Provincial Department of Education and Jiangsu Supervision Department on January 27, 2011, Zhenjiang Foreign Language School was to be re-registered as a publicly-funded publicly run school. This meant that Zhenjiang Foreign Language School had to provide compulsory education to its new students free of charge starting from September 2011. Therefore, the Investment Center asked the Operating Right of Zhenjiang Foreign language School to be reverted back to the original owner. We agreed this with the Investment Center and withdrew from running Zhenjiang Foreign Language School in July 2011.

In the fourth quarter of 2011, we sold to Beijing Tongshengle Investment Co, Ltd., four subdivisions, including three in the tutoring segment, for total consideration of RMB35.0 million, which was due to be received by December 31, 2012. In December 2012, the company received cash payment of RMB21.0 million.

In December 2011, the company signed an agreement to sell Beijing Century College Group and part of the interest of 21st School to Xihua Group. By December 2012, the transaction to sell Beijing Century College Group had been completed while the company maintained the control and legal title on 21st School for an additional fifteen years.

On the board meeting at December 19, 2012, management proposed and was authorized by the board to explore possible sale of Applied Technology College, which was disposed in July 2013, to Kunshan government.

We believe that these disposals assisted us in focusing on organic growth, greater capital efficiency and better asset turnover because: (i) as to the transaction with Xihua Group, Beijing Century College would not be able to meet the land requirement to continue to be registered as an independent college without significant cost and efforts. Not being registered as an independent college could greatly restrict its future development. Furthermore, the company anticipated that to continue to maintain and upgrade 21st School’s buildings it would need to invest a large amount of funds. For example, to incur costs to reinforce its school buildings to protect against earthquakes. These expenditures could adversely affect the company’s future cash flows and results of operations, (ii) as to disposals of the four subdivisions, all four subdivisions’ market shares were shrinking or not growing in accordance with previous expectations due to intense local competition or certain changes in government policies such as more stringent restrictions on tutoring programs for Mathematical Olympiad at one of these subdivisions. We believe that these disposals assisted us in consolidating our resources and focusing on the core businesses, which in turn resulted in organic growth, greater capital efficiency and better asset turnover.

Subsequent to December 31, 2012, we planned to continue to strengthen our operations primarily through organic growth.

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

Regulations

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the MIIT, the SAIC, the Ministry of Civil Affairs (“MCA”), the MOFCOM, the SAFE, and their respective authorized local counterparts. This section summarizes the principal PRC regulations relating to our business.

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

Education Law of the PRC

On March 18, 1995, the National People’s Congress (“NPC”) enacted the Education Law of the PRC, or the Education Law. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and, in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of education organizations in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other education institution for profit-making purposes. However, according to the Law for Promoting Private Education, private schools may be operated for “reasonable returns,” as described in more detail below.

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

As of December 31, 2012, we had across our four operating segments a total of 36 schools that are registered as private schools as opposed to companies, of which six schools are registered as schools not requiring reasonable returns, while all other schools are registered as schools requiring reasonable returns.

Regulation of independent colleges

The principal regulations governing independent colleges in China is the Rules Relating to the Establishment and Regulation of Independent Colleges promulgated by MOE and effective as of April 1, 2008. Under the regulation, “independent colleges” are defined as colleges jointly established by universities engaging in degree-granting educational activities above undergraduate stage and social organizations or individuals using non-government funds to engage in degree-granting educational activities at undergraduate stage. Independent colleges fall within the private higher education sector and are deemed as a public welfare undertaking in China and, therefore, the education authorities in China generally regulate them in the same manner as the remaining private schools. MOE regulates independent colleges on a general basis including, but not limited to, the establishment of and material changes to independent colleges. MOE’s counterparts at the provincial level directly regulate the independent colleges’ daily operations.

For the due establishment of independent colleges, these regulations impose a series of requirements, including (i) the universities jointly establishing an independent college that should be competent in teaching, management and educational conditions and, as a general rule, are eligible for granting doctors’ degrees, (ii) the social organizations jointly establishing an independent college with a university should be an independent legal person with a registered capital no less than RMB50.0 million, total assets no less than RMB300.0 million, net assets no less than RMB120.0 million and a ratio of total liabilities to total assets shall be less than 60%, (iii) the individuals jointly establishing an independent college with a university should own total assets worth no less than RMB300.0 million, among which their currency assets shall be worth no less than RMB120.0 million. The universities should principally make contributions to the independent colleges in the form of intangible assets, and social organizations or individuals should principally make contributions in kind, currency or land use rights. Furthermore, an independent college established after April 1, 2008 shall hold the land use right certificate or construction planning permit of land covering at least 333,334 square meters. Independent colleges established prior to April 1, 2008 are required to meet this land requirement within a grace period of five years, namely prior to March 31, 2013. Independent colleges are also required to recruit students in accordance with, and limited to, annual enrollment quotas prescribed by the government. Each year the MOE releases a list of independent colleges which are qualified to recruit students for degree education. Student recruitment of those independent colleges which do not satisfy MOE requirements and criteria may be restricted or suspended. The items and rate of tuition and fees are required to be determined according to relevant rules and disclosed in the recruitment brochures and advertisements, which are required to be filed with provincial-level education departments before being released.

We have an independent college, namely Applied Technology College that is subject to the requirements discussed above. Please see “Item 3.D —Key Information — Risk Factors—Risks related to our business and industry—Failure by our college to comply with regulatory requirements on land use rights and capital commitment may subject our college to penalties and adversely affect our business operations.” The disposal of Applied Technology College was completed in the year of 2013. As a result, as of the date, we do not have independent college.

Foreign investment in education service industry

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the NDRC, and the MOFCOM on December 24, 2011 and became effective on January 30, 2012, foreign investment is encouraged to participate in higher education and vocational training services. The foreign investment in higher education has to take the form of a Sino-foreign equity or cooperative joint venture. Senior high school education in grades 10-12 is a restricted industry. The foreign investment in senior high school education has to take the form of a cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December, 2012, we had a total of 226 centers and schools, comprised of 183 tutoring centers, five K-12 schools, 19 career enhancement centers, 16 training offices, two career enhancement campuses and one college. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and colleges.

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

By December 31, 2012, only 21st School was conducting a Chinese-foreign cooperation project which has been approved by Beijing Municipal Commission of Education.

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

According to the Administrative License Law promulgated by the Standing Committee of NPC, on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the NPC and regulations and decisions promulgated by the State Council may establish administrative license requirements. On June 29, 2004, the State Council promulgated the Decision on Cutting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. Our online education business is mainly conducted by Ambow Shida, with Ambow Online providing technical support and marketing consulting services relating to online education and, therefore, falls into the “educational websites” category, as a result of which our online education business is not subject to regulatory approval pursuant to these laws and regulations.

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

To qualify for preferential treatments, an enterprise must be recognized as a software enterprise by governmental authorities. A software enterprise is subject to annual inspection, failure of which in a given year will cause the enterprise to lose the relevant benefits. Ambow Online, our wholly-owned subsidiary, has qualified as software enterprises and is entitled to enjoy these preferential treatments including tax incentives.

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

Software copyright registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (whether a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant shall be granted a registration certificate by the China Copyright Protection Center. As of December 31, 2012, we have been issued 69 registration certificates for computer software copyrights, of which we use 34 of such registration certificates to operate our business.

In late 2012, we decided to suspend the software sales temporarily gradually, mostly due to the loss of business impacted by negative publicity in the media in the last quarter of 2012. We considered this suspension of the software sales as a temporary strategy, would resume the software sales later when the company’s business had recovered and got sufficient funding for rebuilding the R&D team.

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

We believe that our operations are currently in compliance with these regulations.

Regulations on broadcasting audio-video programs through the Internet or other information network

The State Administration of Radio, Film and Television (“SARFT”), promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integrating, transmitting and downloading of audio-video programs with computers, televisions or mobile phones and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-Video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China relating to cultural matters that prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

On December 20, 2007, SARFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts; and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. There remain significant uncertainties relating to the interpretation and implementation of both the Internet Audio-Video Program Measures and the press release, in particularly with respect to the scope of “Internet Audio-Video Programs.” On April 1, 2010, SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Service (“Categories”), which clarified the scope of Internet Audio-Video Programs. According to the Catergories, there are four categories of Internet audio-visual program service which in turn are divided into seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports and education.

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

Regulation of domain names and website names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2012, we have registered 102 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the SAIC or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn”. In February 2006, China Internet Network Information Center (“CNNIC”), issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of December 31, 2012, we have registered 10 website names used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce.

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

Copyright. NPC amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection which extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. In February 2010, the NPC further amended the Copyright Law to regulate the registration of pledge of copyright, which became effective on April 1, 2010.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and MIIT jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 29, 2005. These measures became effective on May 30, 2005.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. “Ambow”, “”, “”, “”, “”, “ebopo ”, “”, “”, “” and “” are our registered trademarks in China. We have also applied for additional trademarks and logos, including “,” “,” “,” “,” “” and “” with the Trademark Office of the SAIC in China.

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

Regulation of overseas listings

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission (“CSRC”), promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended by the MOFCOM on June 22, 2009. This regulation, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

We believe that CSRC’s approval was not applicable to us in the context of our IPO because we established our PRC subsidiaries by means of direct investment rather than merger or acquisition of PRC domestic companies. There remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our IPO, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our IPO into the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

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

C.                                    Organizational Structure

The diagrams below illustrate our corporate structure with respect to each of our significant subsidiaries and VIEs and the place of incorporation of each named entity as of December 31, 2012.

Sponsorship interest under the Law of Promoting Private Education is substantially similar to equity interest under the PRC Company Law. Minor differences are illustrated in the following perspectives:

(1) Right to receive return on investment. Shareholders of companies are entitled to dividends for their investment, while not all sponsors of private schools can claim returns on their investment in the private schools. Under the Law of Promoting Private Education, the sponsors of a private school may decide whether to require reasonable returns or not on their contributions to the private school, and accordingly private schools can be classified into schools whose sponsors require reasonable returns and schools whose sponsors do not require reasonable returns. Sponsors of a schools whose sponsors require reasonable returns are entitled to receive profit distribution from the school while sponsors of a schools whose sponsors do not require reasonable returns cannot.

(2) The portion of after-tax profits available for distribution. The proportion of after-tax profits that can be distributed by a company to its shareholders is different from that can be distributed by a schools whose sponsors require reasonable returns to its sponsors. Under the PRC Company Law, a company is required to allocate 10% of its after-tax profits to statutory reserve funds before making dividends to its shareholders while, under the Law for Promoting Private Education, a schools whose sponsors require reasonable returns is required to allocate no less than 25% of its annual net profit to its development fund and make allocation for mandatory expenses as required by applicable laws and regulations.

Notes:

(1)                             We excluded certain entities from this diagram that do not conduct any significant business or own or control other entities that conduct significant business. These entities include: 24 British Virgin Islands companies wholly owned by Ambow.

(2)                             Shareholders of Ambow Shida are Xuejun Xie, one of our officers and directors, and Jianguo Xue, one of our officers, who own 90% and 10% of Ambow Shida, respectively.

(3)                             Shareholders of Ambow Sihua are Xuejun Xie and Xiaogang Feng, one of our employees, who own 57.4% and42.6% of Ambow Sihua, respectively.

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

Exhibit A: Entities owned by Shanghai Ambow Education Information Consulting Co., Ltd. (33)

Exhibit B: Entities owned by Beijing Ambow Shida Education Technology Co., Ltd. (12)

Exhibit C: Entities owned by Ambow Sihua Education and Technology Co., Ltd. (24)

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

Ambow Online and the acquired schools and learning centers are the principal operating entities for our business operations within China. Their functional currency is RMB. Ambow, our investment holding company, is the principal operating entity for operations relating to non-Chinese partners, including Cisco Systems and McGraw-Hill. Its functional currency is US$.

Ambow Online has entered into a series of contractual arrangements with each of the above domestic PRC companies that enable us to:

•                  Exercise effective control over our VIEs and their respective subsidiaries by having such VIEs’ shareholders pledge their respective equity interests in these VIEs to Ambow Online and, through powers of attorney, entrust all the rights to exercise their voting power over these VIEs to Ambow Online. There is no limitation on Ambow Online’s rights to exercise the voting power over the VIEs or to obtain and dispose of the pledged equity interests in the VIEs holding the tutoring centers and career enhancement centers by exercise of its call option or share pledge. Ambow Online’s rights to obtain and dispose of the pledged equity interests in the VIEs holding the K-12 schools and college by exercise of its call option or share pledge are subject to Ambow Online’s designating other PRC persons or entities to acquire the pledged equity interests in order not to violate PRC laws that prohibit or restrict foreign ownership in K-12 schools and college;

•                  Receive economic benefits from the pre-tax profits of our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Online to our VIEs and their respective subsidiaries. Such economic benefits, being net revenues of, RMB162.3 million, RMB72.4 million and RMB88.2 million (US$14.2 million) for the years ended December 31, 2010, 2011 and 2012, respectively (which have been eliminated upon consolidation) were earned by Ambow Online in consideration of the products sold and services provided to our VIEs’ subsidiaries; and

•                  Have an exclusive option to purchase all or part of the equity interests in our VIEs and all or part of the equity interest in its subsidiaries, as well as all or part of the assets of our VIEs, in each case when and to the extent permitted by applicable PRC law.

Similar to Ambow Online, Ambow Yuhua was recognized as a “software enterprise” and owned by Ambow College Management Limited (Hong Kong), Ambow Sihua and Ambow Shida with shares ownership of 87.23%, 11.49%, and 1.28% respectively. It provided softwares products and related technical services to our VIEs and their respective subsidiaries through contractual arrangements. The economic benefits from the pre-tax profits of our VIEs and their respective subsidiaries in consideration for products sold and technical support provided by Ambow Yuhua, being net revenues of nil, RMB82.8 million, and RMB8.9 million (US$1.4 million) for the years ended December 31, 2010, 2011 and 2012, respectively (which have been eliminated upon consolidation) were earned by Ambow Yuhua.

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

Ambow Shida, Ambow Sihua and Ambow Shanghai each is a controlling entity operating one of our business lines, including tutoring centers, K-12 schools, career enhancement service centers and campuses, as well as one college, and each owns certain interest in a number of schools and entities. Below is the detailed description of their interests as of December 31, 2012:

1.                                      Tutoring Centers

(1)                                 Ambow Sihua owns the 100% equity interest in Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in Tianjin Tutoring and Tianjin Ambow Huaying School which together operate an aggregate of 14 tutoring centers;

(2)                                 Ambow Sihua owns the 100% equity interest in Beijing YZ Tutoring, which operates 11 tutoring centers;

(3)                                 Ambow Sihua owns the 100% equity interest in Shuyang Tutoring, which operates one tutoring center;

(4)                                 Ambow Sihua owns the 100% equity interest in Jilin Clever Technology Consulting Co., Ltd., which owns the 100% equity interest in Jilin Tutoring, which in turn operates 12 tutoring centers;

(5)                                 Ambow Sihua owns the 100% equity interest in Zhenjiang Ambow Education Training Center, which operates six tutoring centers;

(6)                                 Ambow Sihua owns the 100% equity interest in Zhengzhou Tutoring, which operates one tutoring center;

(7)                                 Ambow Sihua owns the 100% equity interest in Changsha Tutoring, which operates six tutoring centers;

(8)                                 Ambow Sihua owns the 100% equity interest in Beijing Century Tutoring, which operates four tutoring centers;

(9)                                 Ambow Sihua owns the 100% equity interest in Guangzhou DP Tutoring, which operates eight tutoring centers;

(10)                          Ambow Sihua owns the 100% equity interest in Beijing JY Tutoring, which operates 94 tutoring centers;

(11)                          Ambow Sihua owns the 90% equity interest in Shenyang Hanwen Educational Training School, which operates two tutoring centers;

(12)                          Ambow Shida owns the 95% equity interest in Beijing SIWA Future Education Enterprise Co., Ltd., which operates one tutoring center;

(13)                          Ambow Sihua owns the 100% equity interest in Beijing Xin Gan Xian Tutoring, which operates three tutoring centers;

(14)                          Ambow Sihua owns the 100% equity interest in Beijing JT Tutoring, which operates nine tutoring centers;

(15)                          Ambow Sihua owns the 100% equity interest in Beijing Aijia Kids English Training School, which operates one tutoring center;

(16)                          Ambow Sihua owns the 100% equity interest in Lanzhou Anning Ambow English Training School, which operates one tutoring center;

(17)                          Ambow Sihua owns the 100% equity interest in Lanzhou Chengguan Ambow English Training School, which operates one tutoring center; and

(18)                          Shanghai Ambow Educatin Information operates eight tutoring centers.

2.                                      Career Enhancement Centers and Campuses

(1)                                 Ambow Shanghai owns the 100% equity interest in Shanghai Hero Further Education Institute, which operates 10 career enhancement service centers;

(2)                                 Ambow Shanghai owns the 100% equity interest in Changsha Career Enhancement, which operates one career enhancement service centers;

(3)                                 Ambow Shanghai owns the 100% equity interest in Medium Range Online (Beijing) Technology Co., Ltd. (Zhong Cheng Zai Xian), which operates one career enhancement service centers;

(4)                                 Ambow Shanghai owns the 100% equity interest in Kunshan Ambow Education Technology Co., Ltd., or Ambow Kunshan, which operates one career enhancement campus;

(5)                                 Ambow Shanghai owns the 100% equity interest in Jinan WR Career Enhancement, which operates one career enhancement service center;

(6)                                 Ambow Shanghai owns the 100% equity interest in Hebei YL Career Enhancement, which operates one career enhancement service center;

(7)                                 Ambow Shanghai owns the 100% equity interest in Chongqing XT Career Enhancement, which operates one career enhancement service centers;

(8)                                 Ambow Shanghai owns the 100% equity interest in Guangzhou ZS Career Enhancement, which operates one career enhancement service center;

(9)                                 Ambow Kunshan owns the 100% equity interest in Dalian High Tech Zone Ambow Hope Training School, which operates one career enhancement service campus;

(10)                          Ambow Kunshan owns the 100% equity interest in Beijing Away Career Enhancement, which operates two career enhancement service centers; and

(11)                          Ambow Kunshan owns the 100% equity interest in Suzhou Career Enhancement, a career enhancement software company which owns the 100% equity interest in Suzhou High-Tech Zone Yisi Education Training Center.

In addition, Ambow Shanghai also owns 100% equity interest in Genesis Career Enhancement (Shanghai Renzhongren), a group of three companies which provide outbound and in-house management trainings tailored for employees and management teams through their 16 subsidiaries.

3.                                      Schools

(1)                                 K-12 Schools

•                  Ambow Shida owns the 100% equity interest in Zhenjiang Ambow International School;

•                  Ambow Shida owns the 100% equity interest in Shuyang K-12 School;

•                  Ambow Shida owns a 70% equity interest and Changsha Yaxing Property Development Company Limited, an entity unrelated to us, owns a 30% equity interest in Changsha K-12 Experimental School and Changsha Kindergarten (Ambow Shida will receive the remaining 30% equity interest in 2029 and Ambow Shida may either rent or purchase, at the then current fair market value, from Changsha Yaxing Property Development Company Limited, which owns the real properties at Changsha K-12 Experimental School and Changsha Kindergarten, such real properties for the continuing use of these properties by the two schools. Ambow Shida’s receipt of the remaining equity interest in 2029 is not conditional upon the rent or purchase of the schools’ real properties). The land and premises are leased to Changsha K-12 Experimental School and Changsha Kindergarten for 20 years, from October 1, 2009 to September 30, 2029, and free of charge for the first six years, i.e, from October 1, 2009 to September 30, 2015; and

•                  Ambow Shida owns a 90% equity interest and Shenyang Hanwen Classic Books Publishing Co., Ltd., an entity unrelated to us, owns a 10% equity interest in Shenyang K-12 school.

In addition, in March 2012 we disposed of equity interest of 21st School to Xihua Group, while at the same time obtained the 15-year operating rights of 21st School. In first quarter 2013, Management planed to seek for potential buyer to dispose 21st School to improve the cash flows positions. Subsequently, we have returned the remaining operating rights back to Xihua Group in April 2013.

(2)                                 College

•                  Ambow Shida owns 70% equity interest and Shanghai Yunhai Industrial Joint Stock Company Limited and Shanghai Yundu Corporate Development Co., Ltd., entities not related to us, own 30% equity interest in Kunshan Zhouzhuang Taishidian Tourism Scenic Area Development Co., Ltd., or Taishidian Holding, which wholly owns one subsidiary, Kunshan Suda Facility Management Co., Ltd., Taishidian Holding also owns and operates one college, Applied Technology College, which was in the process of being disposed in 2012 and the transaction was completed during the year of 2013.

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

Agreements that provide effective control over our VIEs and their respective subsidiaries

Agreements that provide effective control over Ambow Shida and its subsidiaries

We have entered into a series of agreements with Ambow Shida and its shareholders. These agreements provide us substantial ability to control Ambow Shida and its shareholders, and we have obtained an option to purchase all of the equity interests of Ambow Shida. We have no agreements that pledge the assets of our VIEs for the benefit of Ambow Online. These agreements include:

Share Pledge Agreement. Pursuant to the share pledge agreement, dated January 31, 2005, among Ambow Online, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, as amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue, each of Xuejun Xie and Jianguo Xue pledged all of her or his equity interest in Ambow Shida to Ambow Online to secure the performance of Ambow Shida under an exclusive cooperation agreement, dated January 31, 2005, between Ambow Online and Ambow Shida as described below. If Ambow Shida fails to fulfil its obligations under the exclusive cooperation agreement, Ambow Online may dispose of the pledged equity in accordance with the provisions of the Security Law of the People’s Republic of China and relevant laws and regulations, and shall have the right to be indemnified for the secured debt and any other relevant expenses out of the proceeds from the disposal of the pledged equity. Each of Xuejun Xie and Jianguo Xue also agreed not to transfer, dispose of or otherwise directly or indirectly create any encumbrance over her or his equity interest in Ambow Shida, or take any actions that may reduce the value of her or his equity interest in Ambow Shida without the prior written consent of Ambow Online. This agreement shall remain in effect until the exclusive cooperation agreement is terminated lawfully and the secured debt is fully repaid pursuant to the terms and conditions under the exclusive cooperation agreement. Without Ambow Online’s prior consent, the pledgors shall not be entitled to grant or assign their rights and obligations under the agreement. Ambow Online may assign at any time all or any of its rights and obligations under the exclusive cooperation agreement and the assets transfer and lease agreement to any person (either a natural person or a legal person) it designates. In such case, the assignee shall assume Ambow Online’s rights and obligations under this agreement. In the event of any change of the pledgee as a result of transfer, the parties shall enter into a new pledge agreement. The parties shall negotiate in good faith to resolve any disputes arising out of or in connection with this agreement. If the parties cannot reach an agreement on the resolution of such disputes, either party shall submit such disputes to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Beijing, and the language used in arbitration shall be Chinese. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement. Pursuant to the call option agreement, dated January 31, 2005, among AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, as amended by the termination agreement dated April 26, 2007 and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue, AECL or its designee has an option to purchase from each of Xuejun Xie and Jianguo Xue, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Shida in one or more installments at an aggregate purchase price of RMB3.0 million unless the applicable laws state otherwise. AECL or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Without the written consent of AECL or its designee, Xuejun Xie and/or Jianguo Xue shall not approve or support any equity transfer or capital increase of Ambow Shida, or any resolution approving the capital increase, issuance of additional shares, dilution of the existing shareholdings, or affecting the right of AECL or its designee at any board or shareholders’ meetings, or execute or adopt any resolution approving the distribution of the stock dividends, stock awards or profits at any board or shareholders’ meetings. Xuejun Xie and Jianguo Xue agreed not to dispose of the equity interest or exercise any related rights in any form without AECL or its designee’s written consent. Xuejun Xie and Jianguo Xue agreed that before AECL or its designee exercises the option to obtain all the equity interest and assets, Xuejun Xie and Jianguo Xue shall not engage in and shall not cause Ambow Shida to engage in (i) selling, assigning, mortgaging or otherwise disposing of any assets, lawful income and business revenues of Ambow Shida, or creating security interest on Ambow Shida (other than those made in the ordinary course of business or have been disclosed to and approved by AECL or its designee in writing), (ii) entering into any transactions that may substantially affect Ambow Shida’s assets, liabilities, operations, equity and other legitimate interests (other than those made in the ordinary course of business or have been disclosed to and approved by AECL or its designee in writing), (iii) supplementing, altering or modifying Ambow Shida’s charter documents in any form, which will substantially affect Ambow Shida’s assets, liabilities, operations, equity and other legitimate interests (except the proportional capital increase as required by law), or (iv) appointing any other third party as Ambow Shida’s agent or representative. AECL or its designee may assign the option and any rights and interests under the agreement in its sole discretion. Currently, we do not expect to exercise such option in the foreseeable future. Should we decide to exercise such option, we or our designee would affect such purchase through the cancellation of loans owed to us by Xuejun Xie and/or Jianguo Xue unless the then applicable laws require the purchase price to be determined by a valuation or otherwise provided, in which case the transfer price shall be the minimum amount provided by applicable law and we will effect such purchase through, to the extent necessary, a combination of cash and cancellation of loans owed to us by each of Xuejun Xie and Jianguo Xue. This call option is not subject to any time limit and has been effective upon execution by the parties. This agreement shall not terminate until AECL or its designee exercises the call option and the equity interest has been fully vested in AECL or its designee or upon termination by AECL or its designee in writing. If any dispute arises out of the interpretation or performance of this agreement, the parties shall negotiate in good faith to resolve such dispute; if such dispute cannot be resolved within thirty days of the beginning of such negotiations, either party may submit such dispute to CIETAC in Beijing for arbitration in accordance with its then effective arbitration rules.

Powers of Attorney. Pursuant to the powers of attorney, each dated April 26, 2007, each of Xuejun Xie and Jianguo Xue irrevocably entrusted all the rights to exercise her or his voting power of Ambow Shida to Ambow Online for an indefinite period of time, including without limitation, proposing to convene a shareholders’ meeting, attending a shareholders’ meeting and exercising the voting rights at a shareholders’ meeting.

Loan Agreements. Pursuant to the loan agreements, each dated January 31, 2005, among AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, respectively, amended by amendment agreements, dated April 26, 2007, among Ambow Online, AECL and Xuejun Xie and Jianguo Xue, respectively, and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue or renewed by a loan agreement between Ambow Online and Jianguo Xue dated February 1, 2008, as applicable, Ambow Online loaned RMB2.7 million and RMB0.3 million to Xuejun Xie and Jianguo Xue, respectively, to fund the registered capital requirements of Ambow Shida. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shida held by Xuejun Xie and Jianguo Xue, as applicable, to Ambow Online or its designee. These loan agreements shall remain in effect until the loans thereunder are fully repaid. To the extent permitted by the relevant PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loans thereunder and notify the borrowers in writing of such arrangements seven days in advance. The borrowers shall not repay the loans to Ambow Online early unless Ambow Online notifies the borrowers in writing that the loan thereunder has expired or as otherwise provided therein. Any disputes arising in connection with the interpretation or execution of this agreement shall be resolved by the parties through friendly consultations; if such disputes cannot be resolved within thirty days of the beginning of the consultations, either party may submit such disputes to CIETAC in Beijing for arbitration in accordance with its then effective arbitration rules.

Agreements that provide effective control over Ambow Shanghai and its subsidiaries

We have entered into a series of agreements with Ambow Shanghai and its shareholders. These agreements provide us substantial ability to control Ambow Shanghai and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Ambow Shanghai. These agreements include:

Share Pledge Agreement. Pursuant to the share pledge agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, each a shareholder of Ambow Shanghai, each of Xuejun Xie and Xiaogang Feng pledged all of her or his equity interest in Ambow Shanghai to Ambow Online to secure the performance of Ambow Shanghai or its subsidiaries’ obligations under a technology service agreement between Ambow Online and Ambow Shanghai dated October 31, 2009 as described below. If Ambow Shanghai fails to fulfil its obligations under the technology service agreement, Ambow Online may dispose of the pledged equity in accordance with the provisions of the Security Law of the People’s Republic of China and relevant laws and regulations, and shall have the right to be indemnified for the secured debt and any other relevant expenses out of the proceeds from the disposal of the pledged equity. Without Ambow Online’s prior written consent, each of Xuejun Xie and Xiaogang Feng shall not (i) make a proposal to amend the articles of association of Ambow Shanghai or cause the making of such proposal, or increase or reduce Ambow Shanghai’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreement, (iii)perform any act that may prejudice any rights of Ambow Online under the share pledge agreement, or any act that may materially affect the assets, business and/or operations of Ambow Shanghai, (iv) distribute dividends to the shareholders in any form (however, upon Ambow Online’s request, pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements has been in effect since the date when the authorized representatives of the parties duly execute this agreement and shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. The share pledge agreements may be unilaterally terminated by Ambow Online. Neither of Xuejun Xie and Xiaogang Feng is entitled to unilaterally terminate the share pledge agreements. Without Ambow Online’s prior written consent, pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. Ambow Online shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without pledgor’s prior consent. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement. Pursuant to the call option agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, each a shareholder of Ambow Shanghai, each of Xuejun Xie and Xiaogang Feng irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of her or his equity interest in Ambow Shanghai. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Shanghai and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online. Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Online’s written consent, each of Xuejun Xie and Xiaogang Feng shall not (i) transfer the equity interest in Ambow Shanghai to any third party, (ii) supplement, alter or modify the articles of association of Ambow Shanghai in any form, or increase or decrease Ambow Shanghai’s registered capital, or otherwise change the structure of its registered capital, or (iii) incur, assume, guarantee or allow the existence of any debt other than the debt that (x) arises in the normal or routine course of business rather than out of borrowing or (y) has been disclosed to and approved in writing by Ambow Online. This agreement shall remain effective until the termination of the loan agreement. Ambow Online has the right to early terminate this agreement upon twenty days’ prior notice, but neither Xuejun Xie nor Xiaogang Feng may early terminate the agreement. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney. Pursuant to the powers of attorney, each dated October 31, 2009, each of Xuejun Xie and Xiaogang Feng irrevocably entrusted all the rights to exercise her or his voting power to Ambow Online, including without limitation, the power to sell, transfer or pledge, in whole or in part, such shareholder’s equity interests in Ambow Shanghai and to nominate and appoint the legal representative, directors, supervisors, general managers and other senior management of Ambow Shanghai during the term of the share pledge. The powers of attorney have been in effect since the date of execution. Unless terminated as agreed by the shareholders of Ambow Shanghai and Ambow Online, the powers of attorney shall be irrevocable and remain effective during the term of pledge.

Loan Agreement. Pursuant to the loan agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, Ambow Online loaned RMB0.8 million to Xuejun Xie and RMB0.2 million to Xiaogang Feng to fund the registered capital requirements of Ambow Shanghai. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shanghai held by each of Xuejun Xie and Xiaogang Feng, as applicable, to Ambow Online or its designee. To the extent permitted by the relevant PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loans under the loan agreement and notify the borrowers in writing of such arrangements seven days in advance. The borrowers shall not repay the loans to Ambow Online early unless Ambow Online notifies the borrowers in writing that the loans have expired or as otherwise provided under the loan agreement. The borrowers shall not assign their rights and obligations under the loan agreement to any third party without Ambow Online’s prior written consent. The loan agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under the agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Chinese in Beijing. The award of the arbitration shall be final and binding on both parties.

Agreements that provide effective control over Ambow Sihua and its subsidiaries

We have entered into a series of agreements with Ambow Sihua and its shareholders. These agreements provide us substantial ability to control Ambow Sihua and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Ambow Sihua. These agreements include:

Share Pledge Agreements. Pursuant to the share pledge agreement, dated October 31, 2009 and further amended by a supplementary agreement dated March 4, 2010, between Ambow Online and Xuejun Xie, a shareholder of Ambow Sihua, and the share pledge agreement, dated March 4, 2010, between Ambow Online and Xiaogang Feng, a shareholder of Ambow Sihua, each of Xuejun Xie and Xiaogang Feng pledged all of her or his equity interest in Ambow Sihua to Ambow Online to secure the performance of Ambow Sihua or its subsidiaries under a technology service agreement between Ambow Online and Ambow Sihua dated October 31, 2009 as described below. If Ambow Sihua fails to fulfil its obligations under the technology service agreement, Ambow Online may dispose of the pledged equity in accordance with the provisions of the Security Law of the People’s Republic of China and relevant laws and regulations, and shall have the right to be indemnified for the secured debt and any other relevant expenses out of the proceeds from the disposal of the pledged equity. Without Ambow Online’s prior written consent, each of Xuejun Xie and Xiaogang Feng shall not (i) make a proposal to amend the articles of association of Ambow Sihua or cause the making of such proposal, or increase or reduce Ambow Sihua’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iii) perform any act that may prejudice any rights of Ambow Online under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of Ambow Sihua, (iv) distribute dividends to the shareholders in any form (however, upon Ambow Online’s request, pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. The share pledge agreements may be unilaterally terminated by Ambow Online. Neither of Xuejun Xie and Xiaogang Feng is entitled to unilaterally terminate the share pledge agreements. Without Ambow Online’s prior written consent, pledgors shall not transfer any of their rights or obligations under the share pledge agreements to any other party. Ambow Online shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreements and any of its rights or obligations under other agreements contemplated by the share pledge agreements without pledgor’s prior consent. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to the CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreements.  Pursuant to the call option agreement, dated October 31, 2009 and further amended by a supplementary agreement dated March 4, 2010, between Ambow Online and Xuejun Xie, a shareholder of Ambow Sihua, and the call option agreement, dated March 4, 2010, between Ambow Online and Xiaogang Feng, a shareholder of Ambow Sihua, each of Xuejun Xie and Xiaogang Feng irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of her or his equity interest in Ambow Sihua. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Sihua and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online.  Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full.  Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Online’s written consent, each of Xuejun Xie and Xiaogang Feng shall not (i) transfer the equity interest in Ambow Sihua to any third party, (ii) supplement, alter or modify the articles of association of Ambow Sihua in any form, or increase or decrease Ambow Sihua’s registered capital, or otherwise change the structure of its registered capital, or (iii) incur, assume, guarantee or allow the existence of any debt other than the debt that (x) arises in the normal or routine course of business rather than out of borrowing or (y) has been disclosed to and approved in writing by Ambow Online. Xuejun Xie and Xiaogang Feng represent and warrant that during the term of the call option agreements, Xuejun Xie, Xiaogang Feng and Ambow Sihua have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Online and may cause any reduction in value of the equity interests in Ambow Sihua held by Xuejun Xie and Xiaogang Feng. This agreement has been in effect as of the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Online shall have the right to terminate this agreement early upon twenty days’ prior notice, but neither of Xuejun Xie and Xiaogang Feng shall terminate this agreement early. Ambow Online shall have the right to transfer its rights under the call option agreements and other agreements contemplated by the call option agreements at its sole discretion to any third party without Xuejun Xie and Xiaogang Feng’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney.  Pursuant to the powers of attorney, dated October 31, 2009 and March 4, 2010, respectively, each of Xuejun Xie and Xiaogang Feng irrevocably entrusted all the rights to exercise her or his voting power to Ambow Online, including without limitation, the power to sell, transfer or pledge, in whole or in part, her or his equity interest in Ambow Sihua and nominate and appoint the legal representative, directors, supervisors, general managers and other senior management of Ambow Sihua during the term of the share pledge. The powers of attorney have been in effect since the date of execution. Unless terminated as agreed by the shareholders of Ambow Sihua and Ambow Online, the powers of attorney shall be irrevocable and remain effective during the term of pledge.

Loan Agreement.  Pursuant to the loan agreement between Ambow Online and Xiaogang Feng, dated March 4, 2010, Ambow Online loaned RMB40.0 million to Xiaogang Feng to fund the registered capital requirements of Ambow Sihua. To the extent permitted by PRC laws, such loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Sihua held by Xiaogang Feng to Ambow Online or its designee. To the extent permitted by the PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loan under the loan agreement and notify the borrower in writing of such arrangements seven days in advance. The borrower shall not repay the loan early to Ambow Online unless Ambow Online notifies the borrower in writing that the loan has expired or as otherwise provided under the loan agreement. The borrower shall not assign his or her rights and obligations under the loan agreement to any third party without Ambow Online’s prior written consent. The loan agreement has been in effect since the date of execution by the parties and shall remain effective until the borrower fully repays the loan under the agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Chinese in Beijing. The award of the arbitration shall be final and binding on both parties.

Agreements that provide effective control over Suzhou Wenjian

We have entered into a series of agreements with Suzhou Wenjian and its shareholders. These agreements provide us with the ability to control Suzhou Wenjian and grant us the exclusive option to purchase all of the equity interests of Suzhou Wenjian. These agreements include:

Share Pledge Agreement.  Pursuant to the share pledge agreement, dated February 25, 2009, among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu, each a shareholder of Suzhou Wenjian, each of Xuejun Xie, Xiaogang Feng and Yisi Gu pledged all of his or her equity interest in Suzhou Wenjian to Ambow Online to secure the performance of Suzhou Wenjian under a technology service agreement between Ambow Online and Suzhou Wenjian dated February 25, 2009. If (a) Suzhou Wenjian fails to fulfil its payment obligation or other related obligations to pledgee in accordance with the provisions of technology service agreement, or (b) pledgors breach their duties or obligations thereunder, pledgee shall have the right to exercise the pledge in any manner at any time it deems appropriate to the extent permitted by applicable laws during the term of pledge, including without limitation: (a) to negotiate with pledgors to discharge the secured debt with the pledged equity at a discount rate; (b) to sell off the pledged equity and use the proceeds thereof to discharge the secured debt; (c) to retain a relevant agency to auction all or part of the pledged equity; and/or (d) to otherwise dispose of the pledged equity appropriately to the extent permitted by applicable laws. Each shareholder of Suzhou Wenjian also agreed that, without the prior written consent of Ambow Online, such shareholder shall not transfer, dispose of or otherwise create any encumbrance over his or her equity interest in Suzhou Wenjian. The share pledge will expire three years after all obligations related to the technology service agreement are fully performed. Without Ambow Online’s prior written consent, pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. Ambow Online shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without pledgor’s prior consent. The share pledge agreement shall remain in effect until the secured debt is fully repaid. The share pledge agreement may be unilaterally terminated by Ambow Online. None of Xuejun Xie, Xiaogang Feng and Yisi Gu is entitled to unilaterally terminate the share pledge agreement. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties.  The share pledge has been registered with the local SAIC.

Call Option Agreement.  Pursuant to the call option agreement, dated February 25, 2009, among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu, each a shareholder of Suzhou Wenjian, each of Xuejun Xie, Xiaogang Feng and Yisi Gu irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Suzhou Wenjian. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Suzhou Wenjian and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online. Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Online’s written consent, each of Xuejun Xie, Xiaogang Feng and Yisi Gu shall not transfer his or her equity interest in Suzhou Wenjian to any third party. Xuejun Xie, Xiaogang Feng and Yisi Gu represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in Suzhou Wenjian, and (ii) during the term of the call option agreement, Xuejun Xie, Xiaogang Feng and Yisi Gu and Suzhou Wenjian have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Online and may cause any reduction in value of the equity interests in Suzhou Wenjian held by Xuejun Xie, Xiaogang Feng and Yisi Gu. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Online shall have the right to terminate this agreement early upon twenty days’ prior notice, but Xuejun Xie, Xiaogang Feng and Yisi Gu shall not terminate this agreement early. Ambow Online shall have the right to transfer its rights under the agreement and other agreements contemplated by the agreement at its sole discretion to any third party without Xuejun Xie, Xiaogang Feng and Yisi Gu’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney.  Under powers of attorney, each dated February 25, 2009, each of Xuejun Xie, Xiaogang Feng and Yisi Gu granted to Ambow Online the power to exercise all of his or her voting rights of Suzhou Wenjian during the term of the share pledge. The powers of attorney shall come into effect upon the date of execution. Unless terminated as agreed by the shareholders of Suzhou Wenjian and Ambow Online, the powers of attorney shall remain effective during the term of pledge.

Loan Agreement.  Pursuant to the loan agreement among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu dated February 25, 2009, Ambow Online loaned RMB0.4 million to Xiaogang Feng, RMB0.3 million to Xuejun Xie and RMB0.3 million to Yisi Gu to fund the registered capital requirements of a domestic PRC company. Ambow later formed Suzhou Wenjian to serve as this domestic PRC company. To the extent permitted by the relevant PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loans and notify borrowers in writing of such arrangements seven days in advance. Borrowers and Ambow Online further agree that borrowers shall not repay the loan to Ambow Online early unless Ambow Online notifies borrowers in writing that the loans thereunder have expired or as otherwise provided therein. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Xuejun Xie, Xiaogang Feng and Yisi Gu in Suzhou Wenjian to Ambow Online. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Chinese in Beijing. The award of the arbitration shall be final and binding upon the disputing parties.

Agreements that transfer economic benefits to us

Agreements that transfer economic benefits to us from Ambow Shida and its subsidiaries

Exclusive Cooperation Agreement.  Pursuant to the exclusive cooperation agreement, dated January 31, 2005 and revised on May 13, 2010, by and between Ambow Online and Ambow Shida, Ambow Online has the exclusive right to provide to Ambow Shida technical support and marketing consulting services relating to online education for primary and middle school and other related services in exchange for certain service fees, which are equal to Ambow Shida’s pre-tax profit. Without Ambow Online’s written consent, Ambow Shida shall not transfer, pledge or assign to any third party the rights and obligations under this agreement or use such rights and obligations for the benefit of any third party. The initial term of this agreement is twenty years and the term can be renewed upon expiration. The agreement can be terminated by mutual agreement, by written notice from the non-breaching party upon a breaching party’s failure to cure its breach, or by either party’s written notice upon nonperformance of the agreement for 30 days as a result of any force majeure. In the event of any dispute with respect to the interpretation and implementation of this agreement, the parties shall negotiate in good faith to resolve the dispute. In the event the parties fail to reach an agreement on the resolution of such dispute within 30 days after the negotiation begins, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. We have not received any payment of service fees contemplated by this agreement.

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

We have not yet received any payment of service fees contemplated by this agreement but retain the flexibility to charge these service fees in the future. In addition to extracting the profits of Ambow Shida through the exclusive cooperation agreement, we also can extract profits from Ambow Shida through dividends to Ambow Online received indirectly through the shareholders of Ambow Shida or through donations directly from Ambow Shida to Ambow Online. The dividends and/or donations can be enacted through the agreements that provide us with effective control over Ambow Shida and its subsidiaries as set out in “Item 7.B —Related Party Transactions — Contractual arrangements with our VIEs and their respective subsidiaries”. These two alternative mechanisms are not currently subject to any legal restrictions or limitations.

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

Agreement that transfer economic benefits to us from Ambow Shanghai and its subsidiaries

Technology Service Agreement.  Pursuant to the technology service agreement, dated October 31, 2009, by and between Ambow Online and Ambow Shanghai, Ambow Online has the exclusive right to provide to Ambow Shanghai (i) education or training solutions; (ii) employee training and technical support; and (iii) management and consulting services related to Ambow Shanghai’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. Ambow Shanghai shall not engage any other third party as its technology service provider without Ambor Online’s prior written consent during the term of this agreement, while Ambow Online shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Ambow Shanghai’s failure to cure its breach of the agreement or by mutual written agreement at any time. Ambow Shanghai shall not assign its rights and obligations under this agreement to any third party without Ambow Online’s prior written consent, while Ambow Online may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfer economic benefits to us from Ambow Sihua and its subsidiaries

Technology Service Agreement.  Pursuant to the technology service agreement, dated October 31, 2009, by and between Ambow Online and Ambow Sihua, Ambow Online has the exclusive right to provide to Ambow Sihua (i) education or training solutions; (ii) employee training and technical support; and (iii) management and consulting services related to Ambow Sihua’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. Ambow Sihua shall not engage any other third party as its technology service provider without Ambor Online’s prior written consent during the term of this agreement, while Ambow Online shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Ambow Sihua’s failure to cure its breach of the agreement or by mutual written agreement at any time. Ambow Sihua shall not assign its rights and obligations under this agreement to any third party without Ambow Online’s prior written consent, while Ambow Online may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfer economic benefits to us from Suzhou Wenjian

Technology Service Agreement.  Pursuant to the technology service agreement, dated February 25, 2009, by and between Ambow Online and Suzhou Wenjian, Ambow Online has the exclusive right to provide to Suzhou Wenjian (i) educational and training solutions and related hardware and software development services, (ii) employee training and technical support, and (iii) management and consulting services related to Suzhou Wenjian’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. Suzhou Wenjian shall not engage any other third party as its technology service provider without Ambor Online’s prior written consent during the term of this agreement, while Ambow Online shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Suzhou Wenjian’s failure to cure its breach of the agreement or by mutual written agreement at any time. Suzhou Wenjian shall not assign its rights and obligations under this agreement to any third party without Ambow Online’s prior written consent, while Ambow Online may assign its rights and obligations under this agreement to any third party at its sole discretion.If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

D.                                    Property, Plant and Equipment

Our headquarters are located in Beijing, China, where we lease approximately 2,357 square meters of office space. In addition, we lease an aggregate of approximately 1,315,448 square meters of space for our tutoring centers, K-12 schools, career enhancement centers and college. We own an aggregate of approximately 627,355 square meters, including approximately 53,726 square meters at our K-12 school in Jiangsu Province, approximately 85,262 square meters at the Applied Technology College, approximately 36,944 square meters at our K-12 school in Beijing, and approximately 21,434 square meters at Changsha K-12 Experimental School.

Item 4A            Unresolved Staff Comments

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

A.                                    Operating Results

Overview

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer high-quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and robust infrastructure. Our service network, comprised of 183 tutoring centers, five K-12 schools, 19 career enhancement centers, 16 training offices, two career enhancement campuses and one college as of December 31, 2012, together with our software companies and corporate training companies, and combined with sales to distributors, enable us to provide our services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Our net revenues from continuing operations increased from RMB1,114.7 million in 2010 to RMB1,572.4 million in 2011 and droped to RMB1,343.8 million (US$215.7 million) in 2012. Our growth from 2010 to 2011 was primarily driven by the expansion of our service network across both Better Schools and Better Jobs, through acquisitions, and organic growth. The decrease from 2011 to 2012 was primarily due to the suspension of software sales and continuing negative impact of internal independent investigation and negative publicity in the media in the last quarter of 2012.

We recorded income from continuing operations of RMB167.3 million, RMB137.8 million and loss of RMB1,666.3million (US$267.5 million) in 2010, 2011 and 2012, respectively.

Net revenues from our Better Schools division, which includes tutoring and K-12 schools, accounted for 75.3%, 66.7% and 76.7% of our total net revenues from continuing operations in 2010, 2011 and 2012, respectively. Net revenues from our Better Jobs, which includes continuing operations of Career Enhancements and Colleges, accounted for 24.7%, 33.3% and 23.3% of our total net revenues from continuing operations in 2010, 2011 and 2012, respectively. We expect the mix of our net revenues between our Better Schools and Better Jobs divisions to fluctuate as we continue to expand our business and as the expansion plans focus more heavily on one of our segments in a given period.

For the fiscal year ended December 31, 2012, we had approximately a total of 886,000 student enrollments from continuing operations for our Better Schools and Better Jobs divisions. When we refer to student enrollments in this annual report, we mean the total number of students enrolled in our K-12 schools and college and the total number of classes, tutoring sessions or training programs purchased by students under our tutoring and career enhancement services as well as the users of software products sold directly by us or through distributors for the respective period. For example, if one student enrolls in two separate tutoring classes or training programs, we count that as two student enrollments.

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

The overall economic growth and the increase in the GDP per capita in China have led to a significant increase in spending on education in China. In addition, education is a welcomed and supported industry in China, which means that education service providers often get preferential treatment in terms of infrastructure support and tax rates. We anticipate that the demand for private education and career enhancement training in China will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the education and career enhancement industries in China, which in turn may harm our business and results of operations. We are subject to a legal regime consisting of regulations governing various aspects of our business such as regulations on education, software, internet, audio-video broadcasting, tax, information security, privacy, copyright and trademark protection and foreign exchange. These regulations are evolving and are subject to frequent changes which may materially adversely affect our business in all aspects such as the operation of our K-12 schools, tutoring centers, college and career enhancement centers and campuses through the VIE structure, the engagement of public school teachers and the organization of classes with large-size attendance in our tutoring centers, the establishment of new colleges and the offering of our online services. Though we do not possess the land use right certificates or building ownership certificates with respect to some of our owned real properties, and the lessors of some of our leased properties do not have effective ownership certificates, we do not believe that our ability to maintain and obtain or renew our licenses or permits for our business operations will be adversely affected by such issues, except that the failure of our college to possess the required amounts of land may impact its ability to conduct its business if we are not able to address this deficiency by the required compliance period in 2013.  However, with the disposal of the Applied Technology College in 2013, the risk of being adversely affected by such issues is remote.

Specific factors affecting our results of operations

While our business is influenced by factors affecting the education and career enhancement industries in China generally and by conditions in each of the geographic markets we serve within China, we believe our business is more directly affected by company-specific factors, including, among others:

•                  The number of student enrollments.  The number of student enrollments is largely driven by the demand for the educational programs offered by our Better Schools and Better Jobs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our tutoring centers, K-12 schools, career enhancement centers and campuses, and college, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We plan to continue to add new offerings to better attract students of different needs and provide cross-selling opportunities, and we intend to keep the current K-12 schools student enrollments, which are almost at its full capacity.

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

Sales to our distributors

For the years ended December 31, 2010, 2011 and 2012, sales to distributors were RMB188.1 million, RMB346.2 million, and RMB96.6 million, respectively and sales to distributors were approximately 16.9%, 22.0% and 7.2%, respectively, of our net revenues from continuing operations. The decrease in sales to our distributors in 2012 was mainly due to the suspense of the software sales.

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

In late 2012, Ambow decided to suspend the software sales temporarily and gradually, mostly due to the negative impact of internal independent investigation and negative publicity in the media in the last quarter of 2012. Management only considered this suspension of the software sales as a temporary strategy, would resume the software sales later when the company’s business had recovered and got sufficient funding for rebuilding the R&D team.

Currently, the company still retained part of the software sales to some small distributors, and the stripped-down R&D team has been maintaining the basic software developing codes and databases. So the company didn’t consider this suspension as discontinue of the software business.

Effects of acquisitions, disposals and other strategic plans

In 2008, we made an aggregate of ten acquisitions through business combinations and one acquisition of long-term operating rights pursuant to which we acquired 28 tutoring centers, two K-12 schools, and three career enhancement centers. In 2009, we made an aggregate of 13 acquisitions pursuant to which we acquired 66 tutoring centers, three K-12 schools, 12 career enhancement centers and two colleges. In 2011, we made an aggregate of seven acquisitions through business combinations. In 2012, we acquired 16 training centers, which provided after-school tutoring services for K-12 students. The company believes the acquisition of the 16 training centers is an integral piece of the company’s strategy to increase its market share in providing tutoring services in China. Our future results of operations will depend significantly upon our ability to increase student enrollments at existing schools and centers, open new tutoring and career enhancement centers, and further expand our partner school and center network throughout China. We will continue to implement additional measures and recruit qualified personnel in order to effectively manage and support our growth.

Following a strategic review of our business portfolios, in order to sharpen our focus on growth assets which consist of tutoring and career enhancement, and to adjust our business portfolio with better performance and greater capital efficiency, during the third quarter of 2011, the company reverted the operating right for Zhenjiang Foreign Language School back to the original owner. We also initiated the disposal of Beijing Century College Group, and part of the interest of 21st School to Xihua Group. By December 2012, the transaction to sell Beijing Century College Group had been completed while the company maintained the control and legal title on 21st School for an additional fifteen years, which was returned to its original owner in 2013. On the board meeting at December 19, 2012, management proposed and was authorized by the board to explore possible sale of Applied Technology College to Kunshan government, which was disposed in July 2013.  For additional information, see Note 24 and Note 25 of Notes to the consolidated financial statements.

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

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
-Educational program and services	899,992	80.7	1,205,771	76.7	1,276,877	204,953	95.0
-Software products	214,663	19.3	366,600	23.3	66,886	10,736	5.0
Net revenues	1,114,655	100.0	1,572,371	100.0	1,343,763	215,689	100.0
-Educational program and services	(466,064)	(41.8)	(633,421)	(40.3)	(845,738)	(135,750)	(62.9)
-Software products	(13,721)	(1.2)	(49,223)	(3.1)	(12,176)	(1,954)	(0.9)
Cost of revenues	(479,785)	(43.0)	(682,644)	(43.4)	(857,914)	(137,704)	(63.8)
-Educational program and services	433,928	39.0	572,350	36.4	431,139	69,203	32.1
-Software products	200,942	18.0	317,377	20.2	54,710	8,782	4.1
Gross Profit	634,870	57.0	889,727	56.6	485,849	77,985	36.2

Net revenues

In 2010, 2011 and 2012, we generated net revenues of RMB1,114.7 million, RMB1,572.4 million and RMB1,343.8 million (US$215.7 million), respectively from continuing operations.

Revenue increases from 2010 to 2011 was primarily driven through acquisitions and organic growth. Revenue decrease from 2011 to 2012 was mainly due to the suspension of software sales and student withdrawl following the negative publicity in the media during 2012.

Our total software product revenues were RMB214.7 million, RMB366.6 million and RMB66.9 million (US$10.7 million) in 2010, 2011 and 2012 respectively. These revenues as a percentage of our total net revenues from continuing operations were 19.3%, 23.3% and 5.0% in 2010, 2011 and 2012, respectively. Our product sales include value added tax (“VAT”).

We derived net revenues from our four operating segments in terms of percentages of our overall net revenues from continuing operations as follows in 2010, 2011 and 2012:

	For the Year Ended December 31,
	2010	2011	2012
	%	%	%
Better Schools:
Tutoring	52.8	49.5	57.6
K-12 schools	22.5	17.2	19.1
Total Better Schools	75.3	66.7	76.7

Better Jobs:
Career enhancement	24.3	32.1	23.1
College	0.4	1.2	0.2
Total Better Jobs	24.7	33.3	23.3

The following table sets forth our approximate student enrollments under our four operating segments in 2010, 2011 and 2012, which exclude enrollments from the disposed entities as well as Beijing Century College Group that is in the process of being disposed of:

	2010	2011	2012
	(in thousands)
Better Schools:
Tutoring (1)	760,000	860,000	740,000
K-12 schools (2)	22,400	21,000	19,000
Total Better Schools	782,400	881,000	759,000
Better Jobs:
Career enhancement (1)	51,800	105,000	127,000
College (3)	—	—	—
Total Better Jobs	51,800	105,000	127,000

(1)         We disclose our student enrollments in our tutoring and career enhancement centers here during the fiscal year because these students can enroll in multiple classes during the fiscal year. The number of student enrollments includes those served in our directly-operated tutoring and career enhancement centers as well as the users of software products sold by distributors. For the newly acquired centers during the fiscal year, we count only student enrollments after the acquisition becomes effective.

(2)         We disclose our student enrollments in our K-12 schools as of the end of the fiscal year because these students enroll for a semester or school year and the number of students enrolled in these schools is relatively stable throughout the fiscal year.

(3)         College has been excluded from continuing operation for the year of 2010, 2011 and 2012..

Tutoring.  We provided educational services in our 183 tutoring centers as of December 31, 2012. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to six months. We also generated revenues in our tutoring segment through sales of software products, which were suspended in the year of 2012. For sales directly to students and to distributors with a proven payment history with us, we recognize these net revenues upon delivery of our software products or education services to our students or distributors. For sales to distributors without a proven payment history, we recognize revenue upon collection of cash if delivery has occurred. The most significant factors that directly affect our net revenues in our tutoring segment are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB100 to RMB13,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are delivered in large class settings ranging from 15 students to 50 students per class. In addition, we also deliver these services in premium classes, including one-on-one tutoring.

K-12 schools.  We operated five K-12 schools as of December 31, 2012. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly take place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB2,500 to RMB60,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 50 students per class.

Career enhancement.  Our career enhancement services are provided in our 35 career enhancement centers, which include 19 career centers and 16 training offices. In addition, there are two career enhancement campuses as of December 31, 2012. We recognize revenues from course fees collected for enrollment in the courses we offer at our career enhancement centers over the period of the course, which typically ranges from several days to 12 months. Course fees collected in advance are recorded as deferred revenues until the services are provided. We also generate revenues in our career enhancement segment through sales of software products. For distributors with a proven payment history with us, we recognize these revenues upon delivery of our education services and software products to these distributors. For sales to distributors without a proven payment history we recognize revenue upon collection of cash if delivery has occurred. The most significant factors that directly affect our revenues in our career enhancement segment are the number of enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as soft skills, information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB200 to RMB20,000 per program with course lengths ranging from several days to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class. Prices of software products sold by Career Enhancement segment range from RMB100 to RMB32,000. The corporate trainings are all tailor-made according to customer companies’ requirements, and normally are delivered to 10 to 30 persons per course.

College.  As of December 31, 2012, we operated one college, the Applied Technology College, which was in the process of being disposed of and being classified as discontinued operations. In addition, we completed the disposal of the other college, Beijing Century College Group during the year. As a result, there was nil business in College segment for continuing operations. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our colleges ratably over the semester. Tuition fees and associated accommodation fees collected in advance are recorded as deferred revenues until the services are provided. Our college generally collects full year tuition fees once a year between August and October. The most significant factors that directly affect our net revenues for our college is the number of student enrollments and the amount tuition fees, associated accommodation and other fees we charge. Tuition fees for our colleges for 2011 ranged from RMB16,000 to RMB30,000 per year.

Cost of revenues

Cost of revenues for our educational and career enhancement programs and services primarily consists of:

•                  Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools, tutoring centers, college and career enhancement centers. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connectionwith their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;

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

Cost of revenues for software products primarily consists of raw material costs of Compact disks (“CDs”), packaging and shipping, licensing costs, and value added tax and is significantly lower as a percentage of revenues than cost of revenues for services.

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

Gross profit

For continuing operations, gross profit as a percentage of our net revenues was 57.0%, 56.6% and 36.2% in 2010, 2011 and 2012, respectively. From 2010 to 2011, improvement in gross margin (from RMB634.9 million in 2010 to RMB889.7 million in 2011) was attributable to increased demand for premium services, better utilization of facilities in tutoring and career enhancement as well as higher software sales. From 2011 to 2012, the decrease in gross margin (from RMB889.7 million in 2011to RMB485.8 million in 2012) was mainly resulted from the suspension of software sales and negative publicity impact in media.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	1,114,655	100.0	1,572,371	100.0	1,343,763	215,689	100.0
Operating expenses:
Selling and marketing	(235,683)	(21.1)	(353,425)	(22.5)	(596,324)	(95,717)	(44.4)
General and administrative	(162,850)	(14.6)	(273,698)	(17.4)	(715,977)	(114,922)	(53.3)
Research and development	(27,553)	(2.5)	(39,541)	(2.5)	(31,842)	(5,111)	(2.4)
Impairment loss	—	—	(25,336)	(1.6)	(856,696)	(137,509)	(63.8)

Total operating expenses	(426,086)	(38.2)	(692,000)	(44.0)	(2,200,839)	(353,259)	(163.8)

Selling and marketing expenses.  Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The increase in selling and marketing expenses as a percentage of net revenues was primarily due to corporate branding and advertising. We expect that our selling and marketing expenses will continue to increase as our continued efforts to enhance our brand recognition.

General and administrative expenses.  Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles and, to a lesser extent, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities, as well as bad debt provisions. Our general and administrative expenses as a percentage of net revenues increased from 17.4% in 2011 to 53.3% in 2012 mainly due to increased bad debt provision in 2012 and less revenue from software sales. The increase of bad debt was mainly due to broken relationship with some debtors and the uncollectable deposits for terminated contracts and worse financial position of debtors. In addition, with the negative publicity in the media since later 2012, the management expects the total amount of bad debt provision will continue to increase, but with a slower rate because we have spent time re-evaluating certain of our sales channels and continuing to strengthen our credit checks and control policies.

Research and development expenses.  Our research and development expenses primarily consist of compensation, benefits and other headcount-related costs associated with the development of our online education technology platform and courseware and outsourced development costs. We expect that our research and development expenses will decrease in absolute dollar term as a result of our business strategy shift to focusing on organic growth in the near future.

Impairment loss.  Our impairment loss from continuing operations consists of an impairment loss incurred when a decision was made to dispose of 21st School in 2011, which school was classified as a separate asset group. Impairment loss occurred for both 2011 and 2012 as it was determined that the school’s net assets, including related goodwill, were lower than the recoverable amount of the asset group. As of December 31, 2012, the disposal transaction had not been completed and the school remains recorded as an asset held and used. In addition, there were impairment loss related to Property and Equipment and Other Non-current Assets mostly in the Career Enhancement segment which was due to decline of the business. These were based on the impairment test by the management assisted with an independent valuation specialist.

Share-based compensation expenses.  The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based expenses:
Selling and marketing	(7,204)	21.0	(7,286)	21.9	(6,286)	(1,009)	6.6
General and administrative	(26,029)	76.1	(25,220)	75.6	(88,019)	(14,128)	92.5
Research and development	(981)	2.9	(842)	2.5	(872)	(140)	0.9

Total share-based expenses	(34,214)	100.0	(33,348)	100.0	(95,177)	(15,277)	100.0

Our predecessor entity, Ambow Education Co., Ltd., adopted the 2005 Stock Plan in February 2005. Our 2010 Equity Incentive Plan was adopted by our shareholders in June 2010 and became effective upon completion of our IPO. See “Item 6 — Directors, Senior Management and Employees — Compensation—Equity-based compensation plans.” In 2010, 2011 and 2012, we granted 6,701,100 and 992,700 and 2,205,250 share options, respectively, to our employees and consultants for services rendered by them. Accordingly, we have adopted the provisions of ASC 718 “Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees” for the share options we granted. For options granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the options. For options granted to our consultants, we record share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed.

On October 26, 2011, Dr. Jin Huang, chief executive officer of the company, and holder of more than 10% interest in the voting power of the company, entered into a participation agreement with, among others, the Baring Asia Private Equity Fund V., L.P. (the “Participation Agreement”). Pursuant to this agreement, Campus Holdings Limited (“Campus”), an affiliate to the Baring Asia Private Equity Fund V., L.P., agreed to invest up to US$ 50.0 million to purchase Class A Shares of the company through a series of private transactions and on the open market through purchases of American Depositary Shares. As disclosed in “Item 5.E Off-balance sheet arrangements”. See Note 23 to the financial statements for further details.

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

Corporate entities

Prior to January 1, 2008, our foreign invested enterprises (“FIEs”), were taxed in accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” and the related implementing rules. Our VIEs, together with any other PRC domestic companies within our group, were taxed in accordance with local income tax laws. These companies were generally subject to an enterprise income tax rate of 33%, except those with preferential tax treatment as described below.

On January 1, 2008, the CIT Law became effective which unified the income tax rate for both domestic and FIEs. Under the CIT Law the standard income tax rate for our subsidiaries and VIEs is 25%.

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

Other than Ambow Online, certain of the affiliated entities of our VIEs were recognized as “Software Enterprises.” One of these entities was exempt from income tax on profits for 2005 and 2006, and was subject to a 50% reduction in income tax rate from 2007 to 2009 while the other entity was exempt from income tax for 2008 and 2009 and is subject to a 50% reduction in income tax rate from 2010 to 2012.

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

The determination of our provision for income taxes, particularly for private schools and college is subject to uncertainty. The strict application of the CIT Law indicates that certain of our private schools and college are subject to income tax of 25% after January 1, 2008. For those private schools and college where the tax authorities have not determined a deemed fixed amount or deemed fixed rate for the purposes of calculating income tax payable, we have assumed that income tax of 25% is payable. However, as of December 31, 2012, no detailed implementation guidance has been provided to local tax authorities on how to apply the CIT Law to private schools and college. It is possible that, upon the introduction of the detailed implementation guidance, we may find ourselves in a position whereby income tax is not payable for periods prior to the release of the detailed guidance.

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

Critical accounting policies and estimates

The preparation of financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. For other relevant risks under “Risk in relation to the VIE structure”, see Note 1 (d) of Notes to consolidated financial statements. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Basis of consolidation

The consolidated financial statements include the financial statements of the company, its Wholly Owned Foreign Enterprise (“WOFEs”) and its VIEs. We have adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity. The company and its WOFEs have entered into contractual arrangements with the VIEs and their shareholders, which enable the Company to (1) have power to direct activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the company’s consolidated financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

The entities apart from the consolidated VIEs mainly include Ambow, Ambow Online, Ambow Dalian (which is the Dalian Career Enhancement Campus) and two holding companies registered in Hong Kong. Assets and liabilities of these entities mainly include cash, current accounts balances of inter-group financing and transactions and leasehold improvement. Operations of these entities are mainly software research, development and sales, financing, and business management. Ambow Online also makes software sales to distributors, as well as software sales to schools that we own and their students.

The separated VIE and Non-VIE net revenue and net income during the year of 2010 were as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter- company Elimination	Group Consolidated
Net Revenue	854,488	469,682	(209,515)	1,114,655
Net Income	(14,311)	226,010	—	211,699

The separated VIE and Non-VIE financial information as at December 31, 2011 were as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter- company Elimination	Group Consolidated
Cash and cash equivalent	334,435	68,067	—	402,502
Inter-Group balances due from VIEs/Non VIEs	32,072	1,472,114	(1,504,186)	—
Investment to VIEs	—	81,960	(81,960)	—
Assets classified as held for sale	1,045,520	—	—	1,045,520
Other current assets	282,986	278,610	179,195	740,791
Non-current assets	2,726,648	462,969	(657,803)	2,531,814
Total Assets	4,421,661	2,363,720	(2,064,754)	4,720,627
Inter-Group balances due to VIEs/Non VIEs	1,472,114	32,072	(1,504,186)	—
Liabilities classified as held for sale	465,855	—	—	465,855
Other current liabilities	786,158	310,121	(25,640)	1,070,639
Non current liabilities	235,244	16,938	165,488	417,670
Total Liabilities	2,959,371	359,131	(1,364,338)	1,954,164
Equity	1,462,290	2,004,589	(700,416)	2,766,463
Net Revenue	1,077,263	631,930	(136,822)	1,572,371
Net Income	(102,892)	119,111	—	16,219

The separated VIE and Non-VIE financial information as at December 31, 2012 were as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter- company Elimination	Group Consolidated
Cash and cash equivalent	151,597	36,619	—	188,216
Inter-Group balances due from VIEs/Non VIEs	143,128	1,747,979	(1,891,107)	—
Investment to VIEs	—	81,960	(81,960)	—
Assets classified as held for sale	649,787	—	—	649,787
Other current assets	374,590	51,338	—	425,928
Non-current assets	1,646,563	187,904	81,960	1,916,427
Total Assets	2,965,665	2,105,800	(1,891,107)	3,180,358
Inter-Group balances due to VIEs/Non VIEs	1,750,121	116,971	(1,867,092)	—
Liabilities classified as held for sale	292,895	—	—	292,895
Other current liabilities	923,322	448,342	—	1,371,664
Non current liabilities	108,740	23,104	—	131,844
Total Liabilities	3,075,078	588,417	(1,867,092)	1,796,403
Equity	(109,413)	1,517,385	(24,017)	1,383,955
Net Revenue	1,290,290	138,794	(85,320)	1,343,763
Net Income	(852,927)	(820,626)	39	(1,673,515)

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

Sales to distributors

As aforementioned, the company generated parts of its revenue through sales to distributors, including 1) sales of educational programs and services which mainly consist of career enhancement and corporate training programs where the end user accesses content through the company’s server, or 2) sales of software products where the end user accesses content on a compact disk with no further interaction with the company.

We recognize revenues from sales to distributors with a proven historical payment record as described below for the relevant service or product. If collectability cannot be reasonably assured, especially for sales to distributors for which no historical payment record exists, revenue starts to be recognized upon the collection of cash attributable to the revenue.

Sales to distributors in 2012 represented 7.2% of total net revenues in 2012 (2011: 22.0%; 2010: 16.9%).

Starting from later of the year 2012, management has decided to gradually suspend the software sales to distributors.

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

Education programs and services also include programs offered online which could be accessed through a username and password. Career enhancement services such as CCEP, CBS and the Career GPS System have been offered to students and other customers either directly to students or distributors. Collection of these service offerings is also initially recorded as deferred revenue will be amortized and recognized as revenue on the percentage the required services delivered or on a straight-line basis over the length of the course, which are typically one to three months.

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

Sales of software products

Software product revenues relate to revenues from the sale of educational CDs either directly to students or to distributors or educational content downloaded through the Internet. Major software products sold include Bopo English and our Practice and Training platform. The sales arrangements do not include post customer support services and we do not provide customers with upgrades. We recognize revenue for these products in accordance with U.S. GAAP guidance on software revenue recognition, (i.e. revenue is recognized from the sale of software products when delivery has occurred based on purchase orders, contracts or other documentary evidence, provided that collection of the resulting receivable is reasonably assured).

Ambow Online, Ambow Yuhua, and Shandong Software Companies, Suzhou Yisi Chuangyi Technology Co., Ltd. (“Suzhou Career Enhancement”), which are the companies from which we sell our software products, are each subject to 17% VAT for the revenues from software products sold in the PRC. Companies that fulfill certain criteria set by the relevant authorities including developing their own software products and registering the software product with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess of VAT paid over 3% of net revenues.

For all years presented, Ambow Online and the Shandong Software Companies have met these criteria and therefore were entitled to the VAT refund. Ambow Yuhua has met these criteria and was entitled to the VAT refund since 2011.

We have adopted gross presentation for VAT, by which VAT is included in revenues and cost of revenues, because we consider our VAT obligation and our entitlement to VAT refund as one integrated preferential VAT policy.

Starting from the year 2012, management has decided to gradually suspend the sales of software products bundled with sales of educational services.

Business combinations

The assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree are recognized at the acquisition date, measured at their fair values as of that date. In a business combination achieved in stages, the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, are recognized at the full amounts of their fair values.

Deferred tax liability and asset were recognized for the deferred tax consequences of differences between the tax bases and the recognized values of assets acquired and liabilities assumed in a business combination.

Goodwill represents the excess of the fair value of consideration transferred (plus the fair value of the non-controlling interest, if any) over fair value of the net assets acquired (including recognized intangibles).

Intangible assets, net

Intangible assets represent software, trade name, student population, corporative agreement, customer relationship, favorable lease, non-compete agreement. The software was initially recorded at historic acquisition costs or cost directly incurred to develop the software during the application development stage that can provide future benefits, and amortized on a straight-line basis over estimated useful lives.

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships, which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The company reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (see Note 8-”Intangible assets, net” to the financial statements for additional information):

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

Starting from 2012, we have performed impairment testing of indefinite-lived intangible assets in accordance with ASU 2012-02, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing qualitative assessment.

Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination or an acquisition by a not-for-profit entity that are not individually identified and separately recognized. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired with the following two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. The fair value of each reporting unit is established using a combination of expected present value of future cash flows and income approach valuation methodologies. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. A reporting unit constitutes a business for which discrete profit and loss financial information is available. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

Future changes in the judgments and estimates underlying the company’s analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units and could result in additional impairment of goodwill.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets, using the expected future discounted cash flows.

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

We adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Significant judgment is required in evaluating the uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. For the years ended December 31, 2010, 2011 and 2012, we did not have any interest and penalties associated with tax positions.

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

Foreign currency translation and transactions

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

Long-lived assets to be disposed of

For a long-lived asset to be disposed of other than by sale we continue to classify such long-lived asset as held and used until it is disposed of.  When a long-lived asset ceases to be used, the carrying amount of the asset is written down to its salvage value, if any.

We classifiy a long-lived asset or disposal group to be sold as held for sale in the period in which all six criteria are met: (1) a plan to sell the asset has been committed to by management; (2) the asset can be sold in its current condition; (3) an active plan has been initiated to find a buyer; (4) it is probable that the asset will be sold and the sale will be completed within one year and will qualify as a complete sale; (5) the sales price is reasonable relative to the asset’s current fair value and the entity is actively marketing the asset; and (6) it is unlikely that the plan to sell the asset will be withdraw or changed significantly.

A long-lived asset or disposal group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and it is presented separately in the balance sheets.  Long-lived assets reclassified as held for sale are not depreciated or amortized.  We account for a component of our company that has been disposed of or is classified as held for sale and has operations and cash flows that can be clearly distinguished from the rest of the company. Such component is reported as discontinued operations.  In the period in which a component has been disposed of or classified as held for sale, the results of operations, including any gain or loss after tax recognized, less applicable income taxes (benefit), for the periods presented are reclassified into line items of income separately from net income (loss) from continuing operations before extraordinary items (if applicable), in the statements of operations and other comprehensive income (loss).

For a component of our company that either has been disposed of or is classified as held for sale, we account for the result of operations of the component as a discontinued operation when (1) the operations and cash flows of the component have been or will be eliminated from the ongoing operations of our company as a result of the disposal transaction; and (2) we will not have any significant continuing involvement in the operations of the component after the disposal transaction.

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

Summary of Consolidated Statements of Operations

	For the Year Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
Educational programs and services	899,992	1,205,771	1,276,877	204,953
Software products	214,663	366,600	66,886	10,736
Total net revenues	1,114,655	1,572,371	1,343,763	215,689
COST OF REVENUES:
Educational programs and services	(466,064)	(633,421)	(845,738)	(135,750)
Software products	(13,721)	(49,223)	(12,176)	(1,954)
Total cost of revenues	(479,785)	(682,644)	(857,914)	(137,704)
GROSS PROFIT	634,870	889,727	485,849	77,985
Operating expenses:
Selling and marketing (1)	(235,683)	(353,425)	(596,324)	(95,717)
General and administrative (1)	(162,850)	(273,698)	(715,977)	(114,922)
Research and development (1)	(27,553)	(39,541)	(31,842)	(5,111)
Impairment loss (1)	—	(25,336)	(856,696)	(137,509)
Total operating expenses	(426,086)	(692,000)	(2,200,839)	(353,259)
OPERATING INCOME/(LOSS)	208,784	197,727	(1,714,990)	(275,274)
OTHER INCOME (EXPENSE)	(3,653)	(21,123)	(10,111)	(1,622)
Income/(Loss) before income tax, non-controlling interest, and discontinued operations	205,131	176,604	(1,725,101)	(276,896)
Income tax benefit (expense)	(37,850)	(38,841)	58,768	9,433
INCOME/(LOSS) FROM CONTINUING OPERATIONS	167,281	137,763	(1,666,333)	(267,463)
Income/(Loss) from sale of discontinued operations, net of income tax	44,418	(121,544)	(7,182)	(1,153)
NET INCOME/(LOSS)	211,699	16,219	(1,673,515)	(268,616)
Add: Net loss attributable to non-controlling interest	4,333	4,966	52,349	8,402
NET INCOME/(LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	216,032	21,185	(1,621,166)	(260,214)
Preferred shares redemption value accretion	(94,209)	—	—	—
Allocation of net income to participating preferred shareholders	(55,534)	—	—	—
NET INCOME/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	66,289	21,185	(1,621,166)	(260,214)

(1)         Includes depreciation and amortization of RMB68.0 million, RMB96.1 million and RMB114.5 million (US$18.4 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

Year ended December 31, 2012 compared with year ended December 31, 2011

Net revenues.  Our net revenues decreased by 14.5% from RMB1,572.4 million in 2011 to RMB1,343.8 million (US$215.7 million) in 2012. This decrease was primarily due to the suspension of software sales to focus company’s resources on educational programs and services as part of the strategic business development.

Cost of revenues.  Our cost of revenues increased by 25.7% from RMB682.6 million in 2011 to RMB857.9 million (US$137.7 million) in 2012. The increase was primarily due to additional costs including teaching fees and performance-linked bonuses and rental expense associated with the business expansion of tutoring segment and career enhancement segment.

Gross profit.  Gross profit as a percentage of our net revenues decreased from 56.6% in 2011 to 36.2% in 2012. The decrease was primarily due to the suspension of software sales, and it takes a longer period of time for the newly acquired centers to be integrated and to become a higher contribution to the company’s profit.

Operating expenses.  Our total operating expenses increased by 218.0% from RMB692.0 million in 2011 to RMB2,200.8 million (US$353.3 million) in 2012. This increase resulted from increases in all of our operating cost and expense line items, especially selling and marketing, and general and administrative expenses.

•                  Selling and marketing expenses.  Our selling and marketing expenses increased by 68.7% from RMB353.4 million in 2011 to RMB596.3 million (US$95.7 million) in 2012. This increase was primarily due to higher expenses in branding and advertising incurred associated with the growth of Tutoring and Career Enhancement segments.

•                  General and administrative expenses.  Our general and administrative expenses increased by 161.6% from RMB273.7 million in 2011 to RMB716.0 million (US$114.9 million) in 2012. The increases were driven by increased cost associated with new acquisitions and the organic growth of business as well as higher bad debt provision in 2012.

•                  Research and development expenses.  Our research and development expenses decreased by 19.5% from RMB39.5 million in 2011 to RMB31.8 million (US$5.1 million) in 2012. This decrease was primarily due to restructuring of the R&D department as part of the strategic growth plan.

•                  Impairment loss.  The impairment loss of RMB856.7 million (US$137.5 million) in 2012 related to fixed assets, tradenames and goodwill. The impairment loss of RMB25.3 million in 2011 was related to goodwill of 21st School.

•                  Other income (expense), net.  We recorded net other expenses of RMB10.1 million (US$1.6 million) in 2012, compared to net other expenses of RMB21.1 million in 2011.  The decrease was mainly due to lower interest expense imputed based on less long-term liability.

Income tax benefit (expenses).  Our income tax benefit (expense) changed from RMB38.8 million expense in 2011 to RMB58.8 million benefit (US$9.4 million) in 2012. This change was primarily related to the tax loss carry forward in 2012.

Income/(loss) from continuing operations.  Our income from continuing operations decreased from RMB137.8 million in 2011 to loss RMB1,666.3 million (loss US$267.5 million) in 2012. This change was primarily due to the suspension of software sales and higher allowance for doubtful accounts as well as higher impairment loss.

Income/(loss) from discontinued operations, net of income tax.  Our loss from discontinued operation, net of income tax was RMB7.2 million (US$1.2 million) in 2012, compared to loss from discontinued operations, net of income tax was RMB121.5 million in 2011. The loss from sales of discontinued operation in 2012 reflected the financial position of Taishidian Holding during the year.

Net income.  According to above mentioned factors, our net income decreased from RMB16.2 million in 2011 to net loss RMB1,673.5 million (US$268.6 million) in 2012.

Year ended December 31, 2011 compared with year ended December 31, 2010

Net revenues.  Our net revenues increased by 41.1% from RMB1,114.7 million in 2010 to RMB1,572.4 million (US$249.8 million) in 2011. This increase was primarily due to business expansion in Tutoring and Career Enhancement segments, as well as higher educational services and software product sales to distributors. The growth in the Tutoring and Career Enhancement segment is driven by organic growth and acquisitions.

Cost of revenues.  Our cost of revenues increased by 42.3% from RMB479.8 million in 2010 to RMB682.6 million (US$108.5 million) in 2011. This increase was primarily due to additional costs including teaching fees and rental payments associated with the increase in revenues.

Gross profit.  Gross profit as a percentage of our net revenues slightly decreased from 57.0% in 2010 to 56.6% in 2011.

Operating expenses.  Our total operating expenses increased by 62.4% from RMB426.1 million in 2010 to RMB692.0 million (US$109.9 million) in 2011. This increase resulted from increases in all of our operating cost and expense line items, especially selling and marketing, and general and administrative expenses.

•                  Selling and marketing expenses.  Our selling and marketing expenses increased by 49.9% from RMB235.7 million in 2010 to RMB353.4 million (US$56.2 million) in 2011. This increase was primarily due to higher expenses in branding and advertising incurred associated with the growth of Tutoring and Career Enhancement segments.

•                  General and administrative expenses.  Our general and administrative expenses increased by 68.0% from RMB162.9 million in 2010 to RMB273.7 million (US$43.5 million) in 2011. The increases were driven by increases in headcount-related expenses, professional service fees, amortization of intangibles and rental expenses associated with new acquisitions and the organic growth of business as well as an increased bad debt provision in 2011.

•                  Research and development expenses.  Our research and development expenses increased by 43.1% from RMB27.6 million in 2010 to RMB39.5 million (US$6.3 million) in 2011. This increase was primarily due to increased headcount-related expenses and outside services.

•                  Impairment loss.  The impairment loss of RMB25.3 million (US$4.0 million) relates to 21st School.

Other income (expense), net.  We recorded net other expenses of RMB21.1 million (US$3.4 million) in 2011, compared to net other expenses of RMB3.7 million in 2010.  The increase was mainly because of higher imputed interest expense in 2011, though it was partially offset by increased governmental subsidy income.

Income tax expenses.  Our income tax expense increased from RMB37.9 million in 2010 to RMB38.8 million (US$6.2 million) in 2011. This change was primarily due to higher taxable income generated in 2011.

Income from continuing operations.  Our income from continuing operations decreased from RMB167.3 million in 2010 to RMB137.8 million (US$21.9 million) in 2011. This change was primarily due to higher net revenue generated in 2011 partially offset by increased costs and expenses.

Income/(loss) from discontinued operations, net of income tax.  Our loss from discontinued operation, net of income tax was RMB121.5 million (US$19.3 million) in 2011, compared to income from discontinued operations, net of income tax was RMB44.4 million in 2010. For details, see Note 24 (d) to the financial statements.

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

Allocation of net income to participating preferred shareholders.  Our allocation of net income to participating preferred shareholders decreased from RMB55.5 million in 2010 to nil in 2011. This decrease was due to the automatic conversion of all our preferred shares into ordinary shares upon the successful completion of our IPO in August 2010.

Net income/(loss) attributable to ordinary shareholders.  We recorded net income attributable to ordinary shareholders of RMB21.2 million (US$3.4 million) in 2011, compared to a net income attributable to ordinary shareholders of RMB66.3 million in 2010. This increase was primarily because there was no preferred shares redemption value accretion and allocation of net income to participating preferred shareholders in 2011.

Discussion of segment operations

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
Tutoring	588,098	777,969	773,611	124,173
K-12 schools	251,635	270,059	257,441	41,322
Better Schools net revenues	839,733	1,048,028	1,031,052	165,495
Career enhancement	271,350	505,202	310,016	49,761
College	3,572	19,141	2,695	433
Better Jobs net revenues	274,922	524,343	312,711	50,194
Total net revenues of reportable segments and the company	1,114,655	1,572,371	1,343,763	215,689
Cost of revenues:
Tutoring	(256,212)	(341,942)	(492,087)	(78,985)
K-12 schools	(141,942)	(168,964)	(176,951)	(28,403)
Better Schools Cost of revenues	(398,154)	(510,906)	(669,038)	(107,388)
Career enhancement	(77,238)	(168,546)	(185,697)	(29,806)
College	(4,393)	(3,192)	(3,179)	(510)
Better Jobs Cost of revenues	(81,631)	(171,738)	(188,876)	(30,316)
Total costs of revenues of reportable segments and the company	(479,785)	(682,644)	(857,914)	(137,704)
Gross profit
Tutoring	331,886	436,027	281,524	45,188
K-12 schools	109,693	101,095	80,490	12,919
Better Schools gross profit	441,579	537,122	362,014	58,107
Career enhancement	194,112	336,656	124,319	19,955
College	(821)	15,949	(484)	(77)
Better Jobs gross profit	193,291	352,605	123,835	19,878
Total gross profit of reportable segments and the company	634,870	889,727	485,849	77,985
Gross margin
Tutoring	56.4%	56.0%	36.4%	36.4%
K-12 schools	43.6%	37.4%	31.3%	31.3%
Better Schools gross margin	52.6%	51.3%	35.1%	35.1%
Career enhancement	71.5%	66.6%	40.1%	40.1%
College	-23.0%	83.3%	-18.0%	-18.0%
Better Jobs gross margin	70.3%	67.2%	39.6%	39.6%
Total gross margin of reportable segments and the company	57.0%	56.6%	36.2%	36.2%

Year ended December 31, 2012 compared with year ended December 31, 2011

Tutoring

Net revenues from our tutoring segment decreased from RMB778.0 million in 2011 to RMB773.6million (US$124.2 million) in 2012. The slight decrease was primarily due to the suspension of software sales, partially offset by the revenue growth resulting from the new centers opened.

Cost of revenues from our tutoring segment increased from RMB341.9 million in 2011 to RMB492.1 million (US$79.0 million) in 2012. This increase was primarily due to higher costs in line with the business growth and new acquisitions.

Gross profit as a percentage of our net revenues from our tutoring segment was 56.0% in 2011 and 36.4% in 2012. The decrease was mainly due to the suspension of software sales as well as higher cost of revenue for business growth.

K-12 schools

Net revenues from our K-12 schools segment decrease from RMB270.1 million in 2011 to RMB257.4 million (US$41.3 million) in 2012. The decrease was primarily due to more refund as a result of the negative media impact during the year.

Cost of revenues from our K-12 schools segment increased from RMB169.0 million in 2011 to RMB177.0 million (US$ 28.4 million) in 2012. The increase was insignificant.

Gross profit as a percentage of our net revenues from our K-12 schools segment was 37.4% in 2011 and 31.3% in 2012. Decrease in the gross profit margin was mainly due to higher headcount-related costs and depreciation.

Career enhancement

Net revenues from our career enhancement segment decreased from RMB505.2 million in 2011 to RMB310.0 million (US$49.8 million) in 2012. The decrease was primarily due to the suspension of software sales and more refunds as a result of the negative media impact during the year.

Cost of revenues in our career enhancement segment increased from RMB168.5 million in 2011 to RMB185.7 million (US$29.8 million) in 2012, which was primarily due to the higher costs in line with the business growth and new acquisitions.

Gross profit as a percentage of our net revenues from our career enhancement segment was 66.6% in 2011 and 40.1% in 2012. The decline in gross margin was mainly due to the nagative media impact during the year.

College

Net revenues from our college segment decreased from RMB19.1 million in 2011 to RMB2.7 million (US$0.4 million) in 2012. The decrease was mainly due to the suspension of software sales.

Cost of revenues in our college segment kept flat at RMB3.2 million in both 2011 and 2012 (US$0.5 million).

Gross profit as a percentage of our net revenues from our college segment was gross profit of 83.3% in 2011 and gross loss of 18.0% in 2012. The decline in gross margin was mainly due to the suspension of software sales.

Year ended December 31, 2011 compared with year ended December 31, 2010

Tutoring

Net revenues from our tutoring segment increased from RMB588.1 million in 2010 to RMB778.0 million (US$123.6 million) in 2011. This increase was primarily due to the revenue growth resulting from the new centers opened, the increase in the sale of software products as well as acquisitions of two tutoring businesses in 2011.

Cost of revenues from our tutoring segment increased from RMB256.2 million in 2010 to RMB341.9 million (US$54.3 million) in 2011. This increase was primarily due to higher costs in line with the business growth and new acquisitions.

Gross profit as a percentage of our net revenues from our tutoring segment was 56.4% in 2010 and 56.0% in 2011. The gross profit margin remained stable.

K-12 schools

Net revenues from our K-12 schools segment increased from RMB251.6 million in 2010 to RMB270.1 million (US$42.9 million) in 2011. This increase was primarily due to tuition fee increase in some of our K-12 programs.

Cost of revenues from our K-12 schools segment increased from RMB141.9 million in 2010 to RMB169.0 million (US$ 26.8 million) in 2011. This increase was primarily due to the increase in headcount related-costs and depreciation.

Gross profit as a percentage of our net revenues from our K-12 schools segment was 43.6% in 2010 and 37.4% in 2011. Decrease in the gross profit margin was mainly due to higher headcount-related costs and depreciation.

Career enhancement

Net revenues from our career enhancement segment increased from RMB271.4 million in 2010 to RMB505.2 million (US$80.3 million) in 2011. This increase was primarily due to acquisitions of five new career enhancement businesses and our expanding offerings such as CCEP and CBS. CCEP teaches students soft skills, including innovation ability, time management, effective communication, and workplace etiquette, through a blended learning approach that integrates offline expert teachers and online learning. CBS is an online interactive management training program targeted for corporate clients.  Some CBS modules have been specifically tailored to advertising companies.  Included within our CBS sales we made separate sales of RMB37.0 million (US$5.9 million) in 2011 to companies which provided us with advertising services.

Cost of revenues in our career enhancement segment increased from RMB77.2 million in 2010 to RMB168.5 million (US$26.8 million) in 2011, which was primarily due to the higher costs in line with the business growth and new acquisitions.

Gross profit as a percentage of our net revenues from our career enhancement segment was 71.5% in 2010 and 66.6% in 2011. The decline in gross margin was mainly because of a change in the revenue mix.

College

Net revenues from our colleges segment increased from RMB3.6 million in 2010 to RMB19.1 million (US$3.0 million) in 2011. This increase was primarily due to the recognition of additional course fees during 2011.  At the time of the acquisition of a college in 2009, these types of fees were considered to be potentially repayable if a student did not complete his or her course and no revenue was recognized.  In 2011, sufficient evidence has been obtained to support the recognition of fees upon the graduation of the student, and an adjustment for the change in accounting estimate was made for 2011 and prior years.

Cost of revenues from our colleges segment decreased from RMB4.4 million in 2010 to RMB3.2 million (US$0.5 million) in 2011.  This decrease was primarily because certain student-related costs were netted against the corresponding revenue in 2011, while in 2010, these costs were recorded on a gross basis. The change in accounting arose as a result of changes in student accommodation contracts.

Gross profit as a percentage of our net revenues from our colleges segment was gross loss of 23.0% in 2010 and gross profit of 83.3% in 2011. The increase in gross profit margin was because of the recognition of additional course fees.

B.                                    Liquidity and Capital Resources

The company incurred a net income of RMB 21.2 million and net loss of RMB 1,621.2 million for the years ended December 31, 2011 and 2012, respectively. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the company will be able to reduce or eliminate its net losses for the foreseeable future.  If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to achieve profitability.

Our principal sources of liquidity have been cash generated from operating activities and financing activities. Our financing activities consist primarily of our private placements of preferred shares to investors, bank loans we started to borrow in 2009 and the issuance of ordinary shares in our IPO. As of December 31, 2012, we had RMB188.2 million (US$30.2 million) in unrestricted cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of our VIEs and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our VIEs or their respective subsidiaries. However, a portion of the cash balances of our VIEs and their respective subsidiaries is paid to us pursuant to our contractual arrangements with our VIEs and their respective subsidiaries. See “Item 7.B —Related Party Transactions—Contractual arrangements with our VIEs and their respective subsidiaries and shareholders.”  As of December 31, 2012, we had RMB151.4 million (US$24.3 million) in unrestricted cash and cash equivalents from our VIEs. The company’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB400.6 million as of December 31, 2012. In addition the company has lease commitment and capital commitment within one year totaling RMB176.4 million as of December 31, 2012.

Historically, management has addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings and the sale of subsidiaries and other non-performing assets.  Management anticipates that the impact from the negative publicity in the media during the past two years may continue to impose formidable challenges for the Company’s businesses in the near term.

Over the past several years, the Company has completed several acquisitions to expand its business and school operations. These exposed us to significant risks and uncertainties during the time period of each entity was trying to adapt to the company’s culture. In the year of 2012, two former employees of the company made allegations of financial impropriety and wrongful conduct in connection with the company’s prior year acquisitions of training schools. The Audit Committee of the Board of Directors of the company conducted an internal investigation with the assistance of independent outside counsel to thoroughly review these allegations. Though the result proved that the allegations were not supported by sufficient evidence, the adverse impact on the company’s business was unavoidable. Impacted by the negative news in media since the start of internal investigation, our share price have dropped and the market halt existed in the first quarter of 2013 with price below US$1. Subsequently, there was an increasing request for fee refund from customers and with a shortage of debt and equity capital, the company’s revenue and cash flow has been significantly lowered. As a result, management has reassessed the alternative ways to achieve goals of business growth and has instituted a series of initiatives aimed at conserving and generating cash over the next twelve months.

(i)                  On May 1, 2014, the Company signed the restructuring agreement with China Education International Holdings Limited (“CEIHL”), which includes a combination of intended loans and funding by CEIHL and associated entities for approximately RMB 290.5 million (US$48 million). This amount is intended to return the Company to solvency and provide the onshore business with funding to meet its repayment obligations with respect to the onshore loans falling due, enabling it to continue as a going concern. For more details, refer to Note 30 (1), (2) and (3) of the financial statements.

(ii)                 Management is seeking potential buyer for the 23 years lease of the Career Enhancement education facility in Beijing (“Ambow Beijing Campus”), with the carrying amount of RMB 158,961 as of Dec 31, 2013.

(iii)                Management has obtained financial support commitment from Summit View, which will retain in force for a period of at least twelve months afterthe date of issuance of the financial statements.

(iv)               Management has been seeking potential opportunities for disposal of certain entities to achieve positive cash flow.

(v)                Management would continue on the cost cutting plan, seeking more effectiveness of the business management.

During 2013, management implemented a series of measures and continues to evaluate opportunities intended to maintain and develop its business.  Such measures included obtaining financing from financial institution other than bank, disposal of non-perormance assets, the elimination of executive and employee merit increases, suspension of software sales, R&D department reductions, and enhancing expense control. The Company has also significantly lowered its spending on capital expenditures and focused on improving the management of its working capital.

With the opportunity provided by the Restructuring Agreement, the Company will continue to remain focused on cash flow while accessing a range of strategic options for the purpose of maximizing shareholder value, including the potential sale of certain entities, keep reducing the R&D team size and improving our relationship with our creditors and third parties.

The Company believes that available cash and cash equivalents and cash provided by operating activities, together with cash available from borrowings and the activities mentioned above, should enable the Company to meet presently anticipated cash needs for at least the next 12 months and the Company has prepared the consolidated financial statements on a going concern basis. However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Company is unable to raise additional capital or encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing the Company’s business development activities, suspending the pursuit of its business plan, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Company will raise additional capital if needed. Other than aforementioned, the Company has not received any commitments for new financing and cannot provide any assurance a new financing will be available to the Company on acceptable terms, if at all.

Condensed summary of our cash flows

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	456,914	296,705	(32,004)	(5,137)
Net cash used in investing activities	(392,364)	(494,558)	(457,855)	(73,490)
Net cash provided by/(used in) financing activities	406,598	(46,216)	76,838	12,334
Cash and cash equivalents included in assets held for sale	(160,517)	(207,279)	(985)	(158)
Effects of exchange rate changes on cash and cash equivalents	(11,774)	(15,450)	(7,559)	(1,213)
Net change in cash and cash equivalents	347,092	(306,281)	(214,286)	(34,395)
Cash and cash equivalents at beginning of period	361,691	708,783	402,502	64,606
Cash and cash equivalents at end of year	708,783	402,502	188,216	30,211

Operating activities

Net cash used in operating activities amounted to RMB32 million (US$5.1 million) in the year ended December 31, 2012, as compared to net cash provided by operating activities of RMB296.7 million in the year ended December 31, 2011 and net cash provided in operating activities of RMB456.9 million in the year ended December 31, 2010.

Net cash used in operating activities in the year ended December 31, 2012 was primarily attributable to net loss of RMB1,673.5 million (US$268.6 million), and deferred tax of RMB117.5 million (US$18.9 million), partially offset by an increase in amount of impairment loss from continous operations of RMB856.7 million (US$137.5 million) depreciation and amortization of RMB138.6 million (US$22.2 million), an increase in amount of bad debt provision of RMB306.4 million (US$49.2 million), an decrease in prepaid and other current assets of RMB64.4 million (US$10.3 million), an increase in other non-current assets of RMB50.2 million (US$8.1 million), and an increase of deferred revenue of RMB122.1 million (US$19.6 million). Net cash provided by operating activities in the year ended December 31, 2011 was primarily attributable to net income of RMB16.2 million, depreciation and amortization of RMB138.4 million, an increase in amount of impairment loss from continuing and discontinued operations of RMB152.6 million, an increase in amount accrued and other liabilities of RMB263.2 million, partially offset by an increase in prepaid and other current assets of RMB335.9 million and an increase in accounts receivable of RMB67.4 million, due to the extention of longer credit terms to distributors.

Investing activities

Net cash used in investing activities amounted to RMB457.9 million (US$73.5 million) in the year ended December 31, 2012 as compared to RMB494.6 million in the year ended December 31, 2011 and RMB392.4 million in the year ended December 31, 2010.

Net cash used in investing activities in the year ended December 31, 2012 primarily related to the purchase of property and equipment of RMB204.9 million (US$32.9 million), purchase of new training centers of RMB152.2 million (US$24.4 million), and net payment due to disposal of subsidiaries of RMB94.1 million (US$15.1 million) partially offset by the proceed from disposal of 21 st school of RMB67.9 million (US$10.9 million). Net cash used in investing activities in the year ended December 31, 2011 primarily related to the purchase of property and equipment of RMB284.8 million, acquisitions of learning centers, net of cash acquired of RMB90.9 million, prepayment of a long-term lease of RMB53.0 million, and deposit for leasehold improvement of RMB65.0 million.

Financing activities

Our financing activities consist primarily of short-term and long-term borrowings. Net cash provided by financing activities amounted to RMB76.8 million (US$12.3 million) in the year ended December 31, 2012, as compared to net cash used by financing activities of RMB46.2 million in the year ended December 31, 2011 and cash provided in financing activities of RMB406.6 million in the year ended December 31, 2010.

Net cash provided in financing activities in the year ended December 31, 2012 was attributable to proceeds from issuing convertible notes of RMB121.2 million (US$19.4 million), and proceeds from short-term borrowings of RMB62.0 million (US$10.0 million), partially offset by repayments on short-term borrowings of RMB114.1 million (US$18.3 million). Net cash used in financing activities in the year ended December 31, 2011 was attributable to repayments on long-term borrowings of RMB71.0 million and repayments on short-term borrowings of RMB168.1 million, partially offset by proceeds from short-term borrowings of RMB168.1 million and proceeds from long-term borrowings of RMB18.5 million.

Cash and cash equivalents included in assets held for sale

Cash and cash equivalents included in assets held for sale amounted to RMB1.0 million (US$0.2 million) in the year ended December 31, 2012, which was the cash balance of Taishidian Holding as of December 31, 2012.

Short-term and Convertible borrowings

During 2010, 2011 and 2012, we and our affiliated entities entered into various short-term loan agreements in the aggregate amount of RMB40.0 million, RMB60.0 million and RMB60.0 million, respectively, with local banks with terms ranging from one year to seven years to finance our working capital. The convertible loan agreement requires certain financial covenants, and the company is not compliance with loan covenant as of December 31, 2012.

Loan	Loan amount		Annual interest rate	Remaining maturity terms	Maturity date	Current portion
	RMB	USD	%			RMB
1	20,000,000	3,181,927	7.22	103 days	April 2013	20,000,000
2	20,000,000	3,181,927	7.22	134 days	May 2013	20,000,000
3	20,000,000	3,181,927	6.60	197 days	July 2013	20,000,000
Total	60,000,000	9,545,781				60,000,000

As of December 31, 2011, we have the following unsecured short-term bank loans:

•                  RMB20.0 million with a maturity date of April 13, 2012 and bearing interest at 6.71% per annum.

•                  RMB20.0 million with a maturity date of May 11, 2012 and bearing interest at 6.71% per annum.

•                  RMB20.0 million with a maturity date of July 15, 2012 and bearing interest at 6.71% per annum.

As of December 31, 2012, the company had the following unsecured short-term bank loans:

•                  RMB20.0 million with a maturity date of April 13, 2013 and bearing interest at 7.22% per annum.

•                  RMB20.0 million with a maturity date of May 14, 2013 and bearing interest at 7.22% per annum.

•                  RMB20.0 million with a maturity date of July 16, 2013 and bearing interest at 6.60% per annum.

As of December 31, 2012, the company did not have secured short-term bank loans.

The weighted average interest rate of short-term bank loans outstanding as of December 31, 2011 and December 31, 2012 was 5.63% and 6.87% per annum, respectively.

On October 24, 2012, the company entered into a loan agreement (“Loan Agreement”) with IFC, in which IFC granted the company a convertible loan (“IFC Loan”). IFC may, at its option, convert a minimum of $1,000,000 or its integral multiple of the IFC Loan in whole or in part, at any time prior to the fifth anniversary of the date of the first disbursement of the IFC Loan, into Class A Ordinary Shares at the conversion price of $10, subject to dilution protection adjustment and registration or an exemption from registration under the Securities Act. IFC Loan bears variable rate of 4.5% per annum above 6-month LIBOR, subject to step down provisions. The IFC loan was disbursed to the company on October, 2012, with repayment schedule of 2 equal semi-annual installments starting on November 15, 2017.  The IFC Loan may not be prepaid.

In connection with the Loan Agreement, the company signed a registration rights agreement, which provides for liquidated damages in the amount of 0.5% of the aggregate outstanding principal amount of the IFC Loan for each 30 day period subject to a liquidated damages cap of 6.0% of the aggregate outstanding principal amount of the IFC Loan, should the company fail to comply with the following significant terms:

(i) Requires registration statement to be declared effective within 30 days of disbursement of the IFC Loan in the event there are no SEC comments, and within 90 days of disbursement of the IFC Loan in the event there are SEC comments (the “Effectiveness Deadline”).

(ii) Requires the company to maintain the effectiveness of the registration statement until the earlier of (a) the date when all registrable securities have been resold, (b) the date when all registrable securities may be resold under Rule 144 without regard to information, volume or manner of sale requirements or (c) the date one year after the IFC Loan is converted into ordinary shares.

As of December 31, 2012, Management estimated the impact of the liquidated damage is immaterial and no such liability was accrued.

In connection with the Debt Transaction, the CEO of the company and the company also signed a Share Retention Agreement with the following significant terms: (a) So long as any amount of the Loan remains available for disbursement by IFC and, thereafter, until all the IFC Indebtedness has been paid in full, the CEO shall maintain directly or indirectly, not less than 5% of the legal and beneficial ownership of the shares free from all prohibited transfers; and (b) the CEO shall not transfer the shares she now owns directly or indirectly.

The Loan Agreement requires certain financial covenants, and the company is not compliance with loan covenant as of December 31, 2012. IFC may require the company to immediately repay the IFC Loan. The IFC Loan was callable as of December 31, 2012 and was classified as current liabilities accordingly.

In April 2013, the company signed an amendment agreement with IFC. Pursuant to the amendment agreement, the IFC loan of US$20.0 million will be repaid based on an agreed schedule before September 30, 2013. The company repaid approximately RMB18.7 million (US$3.0 million) by December 31, 2013, with approximately RMB105.9 million (US$17.0 million) outstanding.

On March 9, 2014, JPLs executed an exclusivity agreement with CEIHL, the secured creditor of the company. In return for continued forbearance under the loan facility between the company and IFC, which was transferred ultimately to the benefit of CEIHL (“the Loan Facility”), the company granted CEIHL a period of exclusivity to negotiate and implement a restructuring plan designed to, inter alia, return the company to solvency and to allow for the discharge of the JPLs by the Grand Court of the Cayman Islands. A non-binding term sheet was subsequently executed by the JPLs with CEIHL on March 30, 2014.

The outstanding US$ 17.0 million loan originally borrowed from the IFC that was indirectly assigned to CEIHL has been amended and extended under the Second Amended and Restated Loan Agreement as previously announced. In addition, CEIHL, Baring Private Equity Asia V Holding (4) Limited (“Baring”) and SummitView Investment Fund I, L.P. (“SummitView”) funded a total of approximately US$31.0 million in new loans under lending commitments under the Second Amended and Restated Loan Agreement and related financing documents. In connection with the entry into the Second Amended and Restated Loan Agreement, the parties agreed to terminate the registration rights agreement dated June 12, 2012 between Ambow Education Ltd and IFC.

Capital expenditures

Our capital expenditures were RMB119.5 million, RMB284.8 million and RMB204.9 million (US$32.9 million) in the fiscal years ended December 31, 2010, 2011 and 2012, respectively. These capital expenditures were incurred primarily for investments in facilities, leasehold improvements, equipment and technology.

On March 23, 2012, we signed a new agreement to terminate the previous arrangement with a third party contractor and transferred all responsibilities and obligations of the centers to us. Under this agreement, we agreed to take over all training centers which the third party contractor has built for us, as well as acquiring a number of additional training centers which the same third party contractor had operated independently.

In 2012, in connection with the opening of the new centers, considerable capital sources were invested in facility upgrades, lab renovation, technology and equipment and similar items to help us provide the best value to our students and to maintain our leading position in these business segments.

Holding company structure

We conduct our operations primarily through our wholly-owned subsidiary in China, Beijing Ambow Online Software Co. Ltd., or Ambow Online, and its affiliated PRC entities, which we collectively refer to as our VIEs and their respective subsidiaries.

As a result, our ability to pay dividends and to finance any debt we may incur depends primarily upon dividends paid by Ambow Online and fees paid by Ambow Sihua, Ambow Shanghai and Ambow Shida and their subsidiaries to Ambow Online for sales of services and products.  Fees paid by VIEs and subsidiaries are mainly for sales of services and products and management consulting fees. The aggregate amount that VIEs and subsidiaries had paid to Ambow Online were RMB66.8 million, RMB39.9 million and RMB81.1 million for the years ended December 31, 2010, 2011 and 2012, respectively, and the aggregate amount of fees payable from the VIE and subsidiaries to Ambow Online were RMB118.0 million, RMB150.3 million and RMB88.2 million, as of December 31, 2010, 2011 and 2012, respectively.

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

Ambow Sihua, Ambow Shanghai and Ambow Shida own and/or operate private schools, tutoring and career enhancement centers in China. At the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of six of our private schools that do not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school (as determined under the generally accepted accounting principles of the PRC), if any. See “Item 3.D —Key Information—Risk Factors—Risks related to regulation of our business and our corporate structure—Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Inflation

Inflation in China has not materially impacted our results of operations in recent years. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent accounting pronouncements

See Note 3(gg) of Notes to consolidated financial statements for recent accounting pronouncements that could have an effect on us.

C.                                    Research and Development, Patents and Licenses

We had a in-house research and development team with 171 full-time software and educational professionals as of December 31, 2012 who help to develop and update our educational content based on the latest official local government curriculum of each of our specific subjects. We integrate the best content from our acquired schools, tutoring centers, college and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. In 2010, 2011 and 2012, we spent RMB27.6 million, RMB39.5 million and RMB31.8 million (US$5.1 million), respectively, on research and development expenses. Due to the swift of business strategy to focus on organic business growth after the series of events happened and the negative publicity in media during the year of 2012 and subsequent years, we have reduced the size of our research and development team in subsequent years.

D.                                    Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see “Item 5.A Operating and Financial Review and Prospects—Operating Results” and “5.B Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

On October 26, 2011, Dr Jin Huang, chief executive officer of the company, and holder of more than 10% interest in the voting power of the company, entered into a participation agreement with, among others, The Baring Asia Private Equity Fund V., L.P. (the “Participation Agreement”). Pursuant to this agreement, Campus, an affiliate to The Baring Asia Private Equity Fund V., L.P., agreed to invest up to US$50.0 million to purchase Class A Shares of the company through a series of private transactions and on the open market through purchases of American Depositary Shares. See Note 23 to the financial statements for further details.

F.                                     Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2012.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Short-term borrowings	60.0	60.0	—	—	—
Operating lease obligations	519.1	127.0	194.2	81.6	116.3
Consideration payable for acquisitions and others	15.3	15.3	—	—	—
Total	594.4	202.3	194.2	81.6	116.3

As of December 31, 2012, our cash consideration obligations related to our past acquisitions were RMB15.3 million (US$2.5 million).

Item 6.         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of December 31, 2012.

Name	Age	Position

Jin Huang	47	President, Chief Executive Officer and Chairman of the Board
Huimin Jenny Zhan	44	Chief Strategy Officer
Gareth Kung *	48	Chief Financial Officer
Senlei Huang	43	Vice President, Sales
Xuejun Xie	46	Vice President, Human Resources and Administration and Director
Jianguo Xue	46	Vice President, Sales
Shasha Chang (1)(2)	55	Director
Mark Robert Harris (1)(2)	43	Director
Lisa Lo (2)	46	Director
Daniel Phillips (1)	49	Director

(1)         Member of the audit committee

(2)         Member of the compensation committee

* Resigned as Chief Financial Officer of the company in July 2012 and Kia Jing Tan started to perform as Chief Financial Officer of the company in January 2013.

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

Gareth Kung has served as our Chief Financial Officer since December 2011. Prior to joining Ambow, from November 2009 to July 2011, Mr. Kung served as Chief Financial Officer of Hanwha Solarone Co., Ltd, a China-based Nasdaq-listed solar module manufacturer. From 2003 to 2009, Mr. Kung served as Group Treasurer and subsequently as Group Controller at Semiconductor Manufacturing International Corporation, a China-based technology company listed on the Hong Kong Stock Exchange and NYSE. Mr. Kung is a Certified Public Accountant in Hong Kong, Australia and Singapore, a fellow of the Association of Chartered Certified Accountants and a Chartered Financial Analyst. Mr. Kung holds a bachelor’s degree in accountancy from National University of Singapore and an MBA from University of Western Ontario. Mr. Kung resigned as Chief Financial Officer of the company in July 2012.

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

The company’s new Board of Directors of seven directors was constituted on May13, 2014. It consists of Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, Mr. Winston Sim, Mr. John Porter, Mr. Ralph Parks and Dr. Yan Hui-Ma.

Terms of executive officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

B.                                    Compensation

During 2012, the aggregate cash compensation that we paid to our executive officers as a group was RMB7.6 million (US$1.2 million), which includes bonuses, salaries and other benefits that were earned in 2011 and paid in 2012. During 2012, we did not pay any cash compensation to our non-employee directors. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

As of May 31, 2014, options to purchase an aggregate of 6,049,475 Class B ordinary shares under our 2005 Stock Plan had been granted to our executive officers, options to purchase an aggregate of 250,000 Class A ordinary shares under 2010 Equity Incentive Plan had been granted to our executive officers. The exercise prices of such equity awards range from US$0.00033 to US$4.63 per ordinary share and have expiration dates ranging from December 15, 2012 to December 4, 2021.  For share-based compensation of directors and executive officers, see “—Equity-based compensation plans.”

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

Equity-based compensation plans

2005 Stock Plan

Our 2005 Stock Plan was initially adopted by the board of directors and shareholders of Ambow Education Co., Ltd. in February 2005. In connection with our restructuring and the formation of Ambow, we assumed and adopted the 2005 Stock Plan, and all options outstanding thereunder, on July 18, 2007.

Our 2005 Stock Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Internal Revenue Code of 1986, or Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, and shares to our employees, directors and consultants and any of our parent and subsidiary corporations’ employees and consultants. Following our IPO, we no longer grant any awards under the 2005 Stock Plan. Instead, we will grant awards under our 2010 Equity Incentive Plan. However, the 2005 Stock Plan will continue to govern the terms and conditions of any outstanding awards previously granted thereunder.

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

The following table summarizes, as of December 31, 2012, the share options and other equity awards granted to our executive officers under our 2005 Stock Plan and 2010 Equity Incentive Plan or pursuant to other arrangements approved by our board of directors:

Name	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)			Date of Grant	Date of Expiration
Dr. Jin Huang	2,957,000	US$	4.63		02/25/10	02/24/20

Huimin Jenny Zhan	*	US$	2.98		06/15/11	12/15/12
	*	US$	3.50		11/16/11	11/15/21

Gareth Kung**	*	US$	NA	***	05/12/11	06/07/12
	*	US$	3.45		05/12/11	04/12/21

Senlei Huang	*	US$	1.95		04/08/08	04/07/18
	*	US$	3.73		02/10/09	02/09/19
	*	US$	4.63		02/25/10	02/24/20
	*	US$	2.71		08/23/11	08/22/21

Xuejun Xie	*	US$	0.00033		02/04/05	02/03/15
	*	US$	0.11667		08/04/06	08/03/16
	*	US$	1.95		08/26/08	08/25/18
	*	US$	4.63		02/25/10	02/24/20

Jianguo Xue	*	US$	0.00033		02/04/05	02/03/15
	*	US$	1.95		08/26/08	08/25/18
	*	US$	4.63		02/25/10	02/24/20

*                 Less than 1% of the outstanding ordinary shares

**          Resigned as Chief Financial Officer of the company in July 2012

*** Restricted Shares with no price indicated

Our non-employee directors have not received share options.

C.                                    Board Practices

As of December 31, 2012, our board of directors consists of six directors.

Under our Fourth Amended and Restated Articles of Association, our board of directors shall consist of up to seven members divided into three classes, each with a term of three years.  We complied with this board structure through December 31, 2012 and set forth below is the disclosure required with respect to the board through that time.  However, in 2013 and 2014, as a result of the resignation of certain Board members and due to the appointment of the JPLs, as fully described in Item 4A., we were unable to comply with this structure.  As previously disclosed, upon the satisfaction of conditions and deliverables under the Restructuring Agreement and associated agreements to implement the Restructuring Plan, the Cayman Court approved the return of management to the our Board of Directors as reconstituted pursuant to the Restructuring Plan. The reconstitution of the Board occurred on May 13, 2014, which resulted from the resignation of two directors and the appointment of three new directors (two of whom are independent directors). The new Board consists of four existing directors: Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, and Mr. Winston Sim; and three new directors: Mr. John Porter, Mr. Ralph Parks and Dr. Yan Hui-Ma.

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

We have a staggered board. The Directors are divided into three classes as Class I, Class II and Class III, respectively and are assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors.

•      At the first annual general meeting of Members (a person whose name is entered in the Register of Members as the holder of a share or shares) following the initial meeting, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three years.

•      At the second annual general meeting of Members following the initial meeting, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three years.

•      At the third annual general meeting of Members following the initial meeting, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three years.

•      At each succeeding annual general meeting of Members, Directors shall be elected for a full term of three years to succeed the Directors of the class whose terms expire at such annual general meeting.

After the restructuring of the Company happened in May 2014, we will review and re-elect the directors for another full term of three years.

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

D.                                    Employees

As of December 31, 2012, we and our subsidiaries had 5,801 full-time employees, and 10,412 part-time employees and contractors, respectively. As of December 31, 2012, we had the following numbers of full-time employees by department: 1,431 in selling and marketing, 1,575 in general and administrative functions, 171 in research and development, and 2,624 teachers. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.                                    Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares at May 31, 2014 by:

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

The percentage of shares beneficially owned and votes held by each listed person is based upon 160,642,687 ordinary shares outstanding as of May 31, 2014, which includes 71,099,426 Class A ordinary shares and 89,543,261Class B ordinary shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the principal address of each of the shareholders below is c/o Ambow Education Holding Ltd., 18th Floor, Building A, Chengjian Plaza, No. 18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, China.

	Shares beneficially owned						Percentage of votes held
Name	Number of Class A ordinary shares	Percentage of Class A ordinary share (%)	Number of Class B ordinary shares	Percentage of Class B ordinary share (%)	Number of total ordinary shares	Percentage of total ordinary shares (%)	Based on total Class A ordinary shares (%)	Based on total Class B ordinary shares (%)	Based on total ordinary shares (%)
Directors and Executive Officers
Jin Huang (1)	—	—	17,479,940	18.9	17,479,940	10.7	—	18.9	27.3
Huimin Jenny Zhan	—	—	*	*	*	*	—	—
Kia Jing Tan	—	—	*	*	*	*	—	—
Senlei Huang	—	—	*	*	*	*	—	—
Xuejun Xie	—	—	*	*	*	*	—	—
Jianguo Xue	—	—	*	*	*	*	—	—
Shasha Chang	—	—	—	—	—	—	—	—	—
Mark Robert Harris (2)	—	—	21,599,914	24.1	21,599,914	13.5	—	24.1	22.4
Lisa Lo (3)	—	—	6,343,697	7.1	6,343,697	4.0	—	7.1	6.6
Daniel Phillips (4)	—	—	11,563,026	12.9	11,563,026	7.2	—	12.9	12.0

All Directors and Executive Officers as a Group (10 persons) (5)	189,624	0.3	59,979,052	62.8	60,168,676	36.1	0.3	62.8	58.5

Principal shareholders
GL Asia Mauritius II Cayman Ltd. (6)	—	—	21,599,914	24.1	21,599,914	13.5	—	24.1	22.4
Investment entities affiliated with Actis (7)	—	—	12,972,159	14.5	12,972,159	8.1	—	14.5	13.4
Spin-Rich Ltd.	—	—	12,600,000	14.1	12,600,000	7.8	—	14.1	13.0
Macquarie Investment Holdings (No. 2) Pty Limited (8)	—	—	11,563,026	12.9	11,563,026	7.2	—	12.9	12.0
EdVenture Inc. (9)	—	—	7,500,000	8.4	7,500,000	4.7	—	8.4	7.8
Investment entities affiliated with Baring Private Equity (10)	14,828,680	20.9	—	—	14,828,680	9.2	20.9	—	1.5

*       Less than 1% of the outstanding ordinary shares.

(1)     Includes 12,600,000 Class B ordinary shares held by Spin-Rich Ltd., a British Virgin Islands company that is wholly owned by Dr. Huang, of which 6,077,747 Class B ordinary shares are subject to a charge in favor of Campus as described in Note 23 to our financial statements; 1,922,940 Class B ordinary shares held by Ambow Corporation, a California corporation in which Dr. Huang holds a 35.6% ownership interest; and 2,957,000 Class B ordinary shares subject to options exercisable within 60 days after May 31, 2014. This number of shares excludes the 9,464,462 Class B ordinary shares over which Dr. Huang has been given a voting proxy in connection with the company’s acquisitions. For purpose of calculating percentage of votes held by Dr. Huang, such 9,464,462 Class B ordinary shares are included. Pursuant to these voting proxies, each shareholder, who executed the voting proxy, appoints Dr. Huang as his or her proxy to attend and vote at the company’s shareholders’ meeting and demand or join a poll with the same force and effect as such shareholder could do, provided that Dr. Huang shall not act on behalf of such shareholder at any shareholder meeting at which such shareholder is in attendance to the extent such action would precluded such shareholder from participating in any other actions at such meeting. The proxy shall continue until it is revoked in writing by such shareholder.

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

(4)     Includes 11,563,026 Class B ordinary shares held by Macquarie Investment Holdings (No. 2) Pty Limited. Mr. Phillips disclaims beneficial ownership of all of our shares held by Macquarie Investment Holdings (No. 2) Pty Limited, except to the extent of his pecuniary interest therein. The business address of Mr. Phillips is Macquarie Investment Advisory (Beijing) Co., Ltd., Shanghai Branch, Level 3, The Center, 989 Changle Road, Xuhui District, Shanghai 200031, China.

(5)     Includes Class A and Class B ordinary shares and options to purchase Class A and Class B ordinary shares held by all of our directors and executive officers as a group.

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

(9)    EdVenture Inc. is a company incorporated in the British Virgin Islands controlled by Sundry Ventures Limited, a British Virgin Islands company. The registered address of EdVenture Inc. is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

(10)   Includes 2,884,080 Class A ordinary shares held by Baring Private Equity Asia V Holding (4) Limited, and 11,944,600 Class A ordinary shares held by Campus Holdings Limited.  Baring Private Equity Asia V Holding (4) Limited and Campus Holdings Limited each has its principal office at Columbus Center, 2nd Floor, Suite 210, Road Town, Tortola, British Virgin Islands. The Baring Asia Private Equity Fund V, L.P. and The Baring Asia Private Equity Fund V Co-Investment L.P. as the joint shareholders of Baring Private Equity Asia V Holding (4) Limited and Campus Holdings Limited, may be deemed to have acquired beneficial ownership of an aggregate of 14,828,680 Class A ordinary shares.  Baring Private Equity Asia GP V Limited, as the general partner of Baring Private Equity Asia GP V, L.P., and Baring Private Equity Asia GP V, L.P., which in turn acts as the general partner of The Baring Private Asia Private Equity Fund V, L.P. and The Baring Asia Private Equity Fund V Co-Investment L.P., each may be deemed to have acquired beneficial ownership of an aggregate of 14,828,680 Class A ordinary shares. The Baring Asia Private Equity Fund V, L.P., The Baring Asia Private Equity Fund V Co-Investment L.P., Baring Private Equity Asia GP V, L.P. and Baring Private Equity Asia GP V Limited each has its principal office at P.O. Box 309, Ugland House Grand Cayman, KY 1-1104, Cayman Islands.  Jean Eric Salata, as the sole shareholder of Baring Private Equity Asia GP V Limited, may be deemed to have acquired beneficial ownership of an aggregate of 14,828,680 Class A ordinary shares.  Mr. Salata disclaims beneficial ownership of such shares except to the extent of his economic interest. Mr. Salata’s principal office is at 3801 Two International Finance Center, 8 Finance Street, Central, Hong Kong.

As mentioned in “Item 4.A - History and Development of the Company”, subsequently in May 2014, as part of the restructuring agreement, A Second Amended and Restated Loan Agreement, between us and CEIHL provides for a loan facility for us and conversion rights to enable CEIHL to become the holder of 50.1% of the voting rights (equating to 85.65% of the economic interest) in our Company.

Three shareholders of the VIEs, namely Yisi Gu, Xuejun Xie and Jianguo Xue are also beneficial owners of the company. As of May 31, 2014, the aggregated beneficial ownership of the three individuals was less than 2% of the company.

Name	Contractual Arrangement (share pledge agreement, call option agreement, powers of attorney and loan agreement)*	Employment
Yisi Gu	Contractual arrangement that provides us with effective control over Suzhou Wenjian	Our Senior Vice President and Chief Technology Officer

Xuejun Xie	Contractual arrangement that provides us with effective control over Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian	Our Vice President, Human Resources and Administration and Director

Jianguo Xue	Contractual arrangement that provides us with effective control over Ambow Shida	Our Vice President, Sales

* For more details of such contractual arrangement, please refer to “Item 4 — Information on the Company — C. Organizational Structure — Agreements that provide effective control over our VIEs and their respective subsidiaries”

Except as disclosed in this annual report, including contractual control arrangements and VIE shareholders’ beneficial ownership in us and equity interest in VIEs, there are no relationships between the parties. Other than the voting proxies given to Dr. Jin Huang, and the contractual control arrangements disclosed in this annual report, our officers, directors or shareholders do not have any written or oral agreement with the VIE shareholders.  We are not aware of any relationship or arrangement between or among any shareholders that would enable any of them to control, in substance or contractually, any other shareholder’s vote.

We believe that under our current corporate structure, where the shareholders of the VIEs are also our shareholders and officers, the interests of the VIEs and their shareholders largely are aligned with us and our shareholders as a practical matter. In addition, each shareholder of the VIEs has signed a power of attorney for Ambow Online to exercise his or her voting power. If shareholders of VIEs attempt to revoke the powers of attorney, the company will instruct AECL, one of our subsidiaries, to exercise its exclusive option to designate other PRC persons to acquire the equity interests in such VIE from its current shareholders pursuant to call option agreements. Before the current shareholders transfer the equity interests of the VIE to other PRC persons designated by AECL, it is prohibited from transferring the equity interests of the VIE to anyone else without the AECL’ prior written consent under the equity pledge agreements.  Moreover, pursuant to call option agreements, VIEs’ shareholders agree not to, and shall cause VIEs not to, sell, assign, mortgage or otherwise dispose of any assets, lawful income and business revenues of VIEs, or enter into any transactions that may substantially affect the company’s assets, liabilities, operations, equity and other legitimate interests (other than those made in the ordinary course of business or have been disclosed to and approved by AECL in writing) before AECL or an entity designated by AECL in writing exercises call option to obtain all the equity interest and assets. As a cumulative result of the foregoing, we are of the view that shareholders of VIEs are unable to effectively revoke the powers of attorney under the VIE agreements. For the risk relating to potential conflicts of interests between shareholders of VIE with us, please also refer to the risk factor captioned. The shareholders of our VIEs may have potential conflicts of interest with us, which may harm our business and financial condition.

As of May 31, 2014, approximately 160,642,687 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of May 31, 2014, 1,183,648 ADSs, representing 2,367,296 underlying ordinary shares, were held of record by DTC, the Depository Trust Company, under the nominee name of Cede & Co., on behalf of DTC participants. The number of beneficial owners of our ADS in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

As of December 31, 2012, we had RMB0.5 million due from certain related parties and owed RMB4.2 million to certain related parties. The amount due from related parties mainly included deposit for land use right and building purchase contract which eventually didn’t happen and the amount due to related parties mainly included rental expense and other payments to related parties. For a list of these transactions we have entered into with and the outstanding balances to and from such related parties for the years ended December 31, 2010, 2011 and 2012, see Note 23 in our Notes to consolidated financial statements. We do not believe that such transactions with the related parties require approval from the government.

Employment agreements

We have entered into a service contract with our Chief Executive Officer as well as employment agreements and confidential information and invention assignment agreements with each of our executive officers. See “Item 6.B— Directors, Senior Management and Employees—Compensation—Employment agreements.”

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

Demand registration rights.  Holders of at least 40% of the registrable securities may require us to register or qualify for sale all or part of the registrable securities that such holders request to be registered. We are not obligated to effect any such registration:

•                  If the anticipated aggregate proceeds from such registration are less than US$10.0 million;

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

If we are qualified to do so, holders of registrable securities may also require us, on one occasion in any 12-month period, to register their securities on Form F-3 as long as the anticipated aggregate offering price of the registrable securities to be sold, net of underwriting discounts and commissions, equals or exceeds US$2.0 million.

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

Indemnification.  The investor rights agreement contains customary cross-indemnification provisions pursuant to which we and the requesting shareholders are obligated to provide indemnification to each other and in certain circumstances contribute to payments that we or such shareholders may be required to make in the event of material misstatements or omissions in a registration statement or other filing attributable to the indemnifying party.

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

We also entered into a registration rights agreement with Campus, Dr. Huang and Spin-Rich Ltd., which entitles them certain registration rights, including demand registration rights, Form F-3 registration rights, and piggyback registration, such registration rights are similar to the registration rights granted to our former preferred shareholders.

In addition, the company has signed Registration Rights Agreements in connection with IFC Loan in 2012, which was terminated in 2014. For details, please refer to “Item 5. B. Liquidity and Capital Resources - Long-term and short-term borrowings”.

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

In August 2010, Kaidi initiated an action against Ambow Shida, and Ambow Online in the Haidian District Court in Beijing, PRC, alleging copyright infringement related to the company’s Core Ebopo English and Ebopo English products. Kaidi applied to the court for an order that would require the defendants to stop the infringement, apologize publicly and pay the plaintiff damages in the amount of RMB11.0 million. Ambow Shida and Ambow Online replied to the accusation, and Kaidi voluntarily withdrew the lawsuit after the first hearing for the preliminary evidence. In December 2010, Kaidi re-filed its claim for copyright infringement in the court, against Ambow Shida and Ambow Online. Ambow Shida and Ambow Online replied to the accusation. The court held a hearing to review the preliminary evidence in March 2011, and adjourned the case. On June 18, 2013, the court rejected Kaidi’s appeal. Kaidi re-filed again, on August 28, 2013, the court rejected Kaidi’s appeal and affirmed the original verdict, this is the final verdict. The company believes it has no further obligation.

In March 2011, Mintel filed a complaint against the company and the company’s President and CEO, Dr. Jin Huang, in U.S. District Court for the Northern District of California, alleging a claim of trade secret misappropriation. On January 6, 2012, the court granted Ambow’s motion to dismiss the complaint for failure to state a claim. In an amended complaint filed on January 12, 2012, Mintel dropped its claim against Dr. Huang. Mintel maintained its claim against Ambow for trade secret misappropriation. In an order dated March 8, 2012, the court denied Ambow’s motion to dismiss the amended complaint. On May 31, 2012, Mintel filed for bankruptcy relief under for Chapter 7 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Central District of California, Heide Kurtz was appointed the Chapter 7 trustee (“Mintel Trustee”). On or about January 21, 2014, the company and Mintel Trustee reached a tentative settlement, which was formalized on or about February 17, 2014. The key terms of the settlement includes: a) a payment of US$0.1 million to be paid to the Mintel Trustee in two installments (which was fully paid on March 10, 2014); b) the Mintel Trustee agreed to dismiss the Action, with prejudice, no later than June 10, 2014. The company has recognized the liability of US$100 as of December 31, 2012. And the lawsuit was subsequently dismissed with prejudice on June 10, 2014.

In April 2012, Skillsoft Asia Pacific Pty Ltd. (“Skillsoft”) filed a statement of claim against the company in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. The complaint seeks a declaration that the contract between the company and Skillsoft remains in full force and effect as well as monetary damages, interest and costs. On 12 December 2013, the Hong Kong court has ordered a summary judgment in favor of Skillsoft for US$0.6 million with interest from October 2011(accrued in 2012 financials).  In addition, Skillsoft filed two claims: a) on June 7, 2013, seeking a payment of US$2.5 million for breach of the contract and US$2.0 million in respect of invoices for pre-paid licensing fees; b) on October 21, 2013 seeking a payment of US$2.0 million for breach of the contract. A without prejudice offer for settlement was made on 18 June 2014: the Company pays to Skillsoft the sum of US$0.6 million with interest (US$0.1 million as at 12 June 2014) and costs (estimated at HK$0.4 million and yet to be agreed). Subsequently the offer of settlement was not accepted by Skillsoft prior to expiry on 3 July 2014 and has accordingly lapsed. The company believes that it is still too early to assess the potential outcome of Skillsoft’s claim but intends to defend itself vigorously.

During the year of 2013, Changsha K-12 Experimental School was involved in a civil lawsuit in Hunan Province High Court, a cooperation dispute on host right of Tongshenghu, amounting to RMB168.0 million as the plaintiff’s claim. However, since the case was not yet entered into hearing, it was too early to make an estimate of result.

On June 11, 2012, the company was named as a defendant in a putative securities class action filed in the U.S. District Court for the Central District of California. The complaint also named as defendants current officer of Ambow, Jin Huang, and former officer Paul Chow. On June 22, 2012, a second putative securities class action complaint was filed in the Central District of California against Ambow, Chow and Huang. On November 19, 2012, the Judge issued an order consolidating the two cases and appointing Tianqing Zhang as lead plaintiff. On February 18, 2013, plaintiffs filed a consolidated amended complaint against Ambow and eight individual defendants, sought recovery on behalf of all persons and entities that purchased or otherwise acquired Ambow’s American Depositary Shares on the New York Exchange from the date of its initial public offering on August 5, 2010 through July 5, 2012 for allegedly false and misleading statements concerning Ambow’s operations and financial results in the company’s public filings with the U.S. Securities and Exchange Commission. On May 3, 2013, plaintiffs filed a second consolidated amended Complaint. On March 17, 2014, plaintiffs filed a third amended complaint asserting the same claims against the same defendants. On March 24, 2014, Judge entered a scheduling order pursuant to which defendants’ motions to dismiss the third amended complaint are due by May 19, 2014. The company anticipates filing a motion to dismiss this complaint, and believes that it is still too early to assess the potential outcome.

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

The following table sets forth the high and low trading prices for our ADSs on the NYSE for (1) the years 2010 (from August 5, 2010), 2011, 2012, 2013 and 2014, respectively; (2) the third quarter (from August 5, 2010) and the fourth quarter of 2010 and each quarter of 2011, 2012, 2013, and the first quarter of 2014; and (3) each of the past six months in 2012 and twelve months in 2013 and five months in 2014. The market halt existed on March 25, 2013 with a price of 0.9497.

	Trading Price
	High	Low
	US$	US$
Annual High and Low:
2010 (from August 5, 2010)	14.40	7.75
2011	14.00	4.56
2012	8.15	2.12
2013	2.55	0.91
2014	0.95	0.95
Quarterly Highs and Lows:
Third quarter 2010 (from August 5, 2010)	10.35	7.75
Fourth quarter 2010	14.40	9.79
First quarter 2011	14.00	7.40
Second quarter 2011	8.59	4.56
Third quarter 2011	7.27	5.00
Fourth quarter 2011	7.40	5.68
First quarter 2012	8.15	6.81
Second quarter 2012	7.97	4.00
Third quarter 2012	4.83	2.12
Fourth quarter 2012	3.00	2.23
First quarter 2013	2.55	0.91
Second quarter 2013 to First quarter 2014	0.95	0.95
Monthly High and Lows:
July 2012	4.83	2.12
August 2012	3.55	2.54
September 2012	3.34	2.23
October 2012	3.00	2.28
November 2012	2.88	2.29
December 2012	2.88	2.23
January 2013	2.55	1.78
February 2013	1.85	1.11
March 2013	1.64	0.91
April 2013 to May 2014	0.95	0.95

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

Passive foreign investment company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2012 and December 31, 2013, we were not a PFIC for U.S. federal income tax purposes. However, our PFIC status for the year ending December 31, 2014 will not be determinable until the close of the year ending December 31, 2014, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year.

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

At December 31, 2010, 2011 and 2012, we had RMB40.0 million, RMB60.0 million and RMB181.2 million (US$28.8 million), respectively, of borrowings outstanding. The interest rates on our borrowings are variable and adjust periodically based on the PBOC’s base lending rate (domestic loans) and LIBOR rate (IFC Loan) as defined in respective loan agreements. A hypothetical 10% increase in interest rates in 2012 would have resulted in an increase of approximately RMB1.0 million (US$0.2 million) in our interest expense for 2012.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the PBOC announced it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. In 2010, the appreciation of the RMB against the U.S. dollar reached 3.0% in total. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollar denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of approximately RMB1.9 million (US$0.3 million) in the value of our U.S. denominated cash and cash equivalents as of December 31, 2012.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses incurred by us in respect of our ADR program and investor relations program. For the year ended December 31, 2012, there was nil to be received from Citibank, the depositary bank for our ADS program.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The company’s management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012, the end of the period covered by this Report. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this Form 20-F, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures were not effective as of December 31, 2012.

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

Management’s Annual Report on Internal Control over Financial Reporting

Management of the company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act). Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.

The company’s management, with the participation of the company’s Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2012. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework in 1992. Based on its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the company’s internal controls over financial reporting were not effective as of December 31, 2012 and that the following material weaknesses in internal control over financial reporting existed as of December 31, 2012:

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

•                  Disposal of certain significant assets were not reviewed by Ambow’s legal department, finance department or under effective oversight by board of directors.

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

Attestation Report of the Registered Public Accounting Firm

To the Audit Committee of the

Board of Directors and Shareholders of

Ambow Education Holding Ltd.

We have audited Ambow Education Holding Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company did not maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. The following material weaknesses has been identified and included in “Management’s Annual Report on Internal Control Over financial Reporting”:

(1) The company’s oversight of complex transactions is not effective. Specifically, the analysis by management of certain transactions and the supporting documentation generated are not sufficiently detailed and timely provided to allow the Board of Directors to effectively review and approve the transactions. In addition, communication between the company’s commercial and finance departments is not sufficient to ensure that these transactions are appropriately accounted for.

(2) The company did not have sufficient personnel with appropriate levels of accounting knowledge and experience to address the high volume of U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP, including, amongst other things, material adjustments to revenue were not identified on a timely basis

(3) Disposal of certain significant assets were not reviewed by Ambow’s legal department, finance department or under effective oversight by board of directors.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2012 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2012 and the related consolidated statements of operations and comprehensive loss, equity and cash flows for the year then ended of the Company and our report dated July 8, 2014 expressed an unqualified opinion on those financial statements.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk LLP

New York, New York

July 8, 2014

Previously Identified Material Weaknesses

As of December 31, 2012, the company has made some improvements to address material weaknesses in internal control over financial reporting that was included in “Item 15—Controls and Procedures” contained in the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

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

Remediation of Existing Material Weaknesses

In order to address the material weaknesses identified as of December 31, 2012, the company plans to:

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

•                  Strengthen the level of communication between the legal departments of the company and the finance department to ensure that disposal of certain significant assets are clearly communicated and effectively reported to the Board in advance.

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

Notwithstanding the conclusion that its internal control over financial reporting was not effective as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer believe that the financial statements and other information contained in this report present fairly, in all material respects, its financial condition, results of operations and cashflows. Nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in the company’s financial statements as of December 31, 2012.

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

Item 16A      Audit Committee Financial Expert

Our board of directors has determined that Daniel Phillips, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

Item 16B      Code of Ethics

Our Code of Conduct and Ethics, or Code, summarizes the ethical standards and key policies that guide our business conduct and applies to our directors, executive officers and employees. The purpose of the Code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. A copy of our Code is posted on our website at www.ambow.net.

Item 16C      Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PwC our independent registered public accounting firm for 2011 and 2012 (resigned in 2012, see Item 16F) and by MarcumBP our independent registered public accounting firm for 2012. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the year ended December 31,
	2011	2012
	(U.S. dollars in millions)
Audit fees (1)	2.4	2.4
Tax fees (2)	0.1	0.1
Other (3)	0.2	0.6

Total fees	2.7	3.1

(1)         “Audit fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firms (PwC and MarcumBP) for the audit of our annual financial statements and the review of our comparative interim financial statements. Total fee billed for 2012 for the audit work rendered by MarcumBP was around US$1.3 million.

(2)         “Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(3)         “Other” represents the aggregated fees billed for professional services rendered by MarcumBP for permissible services to review and comment on internal control design over financial reporting of US$0.4 million and investigation work by PwC of US$0.2 million.

At the beginning of 2013, we have assigned MarcumBP as our new independent accountant for the year of 2012 following the resignation of PwC. We did not pay any other fees to our current registered public accounting firm for the year of 2012.

The policy of our audit committee is to pre-approve all audit services provided by PwC and MarcumBP, and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F       Change in Registrant’s Certifying Accountant

On May 15, 2014, the audit committee engaged Shandong Haoxin solely to re-audit the company’s financial statements as of and for the fiscal years ended December 31, 2011 and December 31, 2010 (the “2011 and 2010 Financials”).   The decision to engage Shandong Haoxin to audit the 2011 and 2010 Financials was to allow the company to move quickly to complete and file their 2013 and 2012 Reports.  Upon completion of the audit of the 2011 and 2010 Reports Shandong Haoxin’s engagement will terminate.

Item 16G     Corporate Governance

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

Item 16H     Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.  Financial Statements

The consolidated financial statements of Ambow are included at the end of this annual report.

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
2.5

Registration Rights Agreement, dated as of October 26, 2011, by and among Campus Holdings Limited, Spin-Rich Ltd., Dr. Jin Huang and Ambow Education Holding Ltd. (incorporated by reference to Exhibit 2.5 of the 20F filing of the year of 2011)

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

4.5

English Translation of Share Pledge Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on January 4, 2009 (incorporated by reference to Exhibit 10.6 of the F-1 Registration Statement)

4.6

English Translation of Call Option Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.7 of the F-1 Registration Statement)

4.7	English Translation of Powers of Attorney, each dated April 26, 2007 (incorporated by reference to Exhibit 10.8 of the F-1 Registration Statement)
4.8

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

4.10

English Translation of Technology Service Agreement by and between Beijing Ambow Online Software Co., Ltd. and Beijing Sihua Education and Technology Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.11 of the F-1 Registration Statement)

4.11

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

4.13

English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.14 of the F-1 Registration Statement)

4.14	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and
Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.15 of the F-1 Registration Statement)
4.15	English Translation of Powers of Attorney, dated October 31, 2009 and March 4, 2010, respectively (incorporated by reference to Exhibit 10.16 of the F-1 Registration Statement)
4.16	English Translation of Loan Agreement with Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.17 of the F-1 Registration Statement)
4.17

English Translation of Technology Service Agreement by and among Beijing Ambow Online Software Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.18 of the F-1 Registration Statement)

4.18

English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.19 of the F-1 Registration Statement)

4.19

English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.20 of the F-1 Registration Statement)

4.20	English Translation of Powers of Attorney, each dated October 31, 2009 (incorporated by reference to Exhibit 10.21 of the F-1 Registration Statement)
4.21

English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.22 of the F-1 Registration Statement)

4.22

English Translation of Technology Service Agreement between Beijing Ambow Online Software Co., Ltd. and Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated February 25, 2009 (incorporated by reference to Exhibit 10.23 of the F-1 Registration Statement)

4.23

English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.24 of the F-1 Registration Statement)

4.24

English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co, Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.25 of the F-1 Registration Statement)

4.25	English Translation of Powers of Attorney, each dated February 25, 2009 (incorporated by reference to Exhibit 10.26 of the F-1 Registration Statement)
4.26

English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.27 of the F-1 Registration Statement)

4.27

English Translation of amendment dated May 13, 2010 to certain Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005 (incorporated by reference to Exhibit 10.28 of the F-1 Registration Statement)

4.28	Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated June 12, 2012 (“IFC Loan Agreement”) *

4.29	Amendment and Restatement Agreement to the IFC Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated October 24, 2012*
4.30

Amendment Agreement to the IFC Loan Agreement (as amended and restated on October 24, 2012) among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated April 29, 2013*

4.31	Restructuring Agreement dated May 4, 2014*
8.1	List of Subsidiaries and Consolidated Affiliated Entities*
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd*
**101.INS	XBRL Instance Document
**101.SCH	XBRL Taxonomy Extension Schema Document
**101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
**101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
**101.LAB	XBRL Taxonomy Extension Label Linkbase Document
**101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

AMBOW EDUCATION HOLDING LTD.
(Registrant)

	By:	/s/ Jin Huang

Dr. Jin Huang
President and Chief Executive Officer

	By:	/s/ Kia Jing Tan

Kia Jing Tan
Acting Chief Financial Officer

Date: July 8, 2014

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders of

Ambow Education Holding Ltd.

We have audited the accompanying consolidated balance sheet of Ambow Education Holding Ltd. (the “Company”) as of December 31, 2012, and the related consolidated statements of operations and comprehensive loss, equity and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012, and the consolidated results of its operations and its cash flows for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and our report dated July 8, 2014 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of material weaknesses.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, New York

July 8, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ambow Education Holding Ltd.

We have audited the accompanying consolidated balance sheets of Ambow Education Holding Ltd. and its subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ambow Education Holding Ltd. and its subsidiaries at December 31, 2011 and December 31, 2010, and the consolidated results of its operations and its cash flows for the years ended December 31, 2011 and December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control of Ambow Education Holding Ltd. and its subsidiaries over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our integrated audits.

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

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2011because material weaknesses in internal control over financial reporting in relation to both the inadequate oversight over complex transactions and insufficient personnel with appropriate levels of accounting knowledge and experience to address the high volume of U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 and 2010 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

Shandong Haoxin Certified Public Accountants Co., Ltd

Weifang, the People’s Republic of China

July 8, 2014

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2011	2012	2012
		RMB	RMB	US$
				Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents		402,502	188,216	30,211
Restricted cash		2,200	7,190	1,154
Term deposits		1,000	2,200	353
Accounts receivable, net	4	106,825	67,906	10,900
Amounts due from related parties	23	56,365	500	80
Deferred tax assets, net	17	16,950	16,541	2,655
Prepaid and other current assets, net	5	557,451	331,591	53,224
Assets classified as held for sale	24	1,045,520	649,787	104,298
Total current assets		2,188,813	1,263,931	202,875
Non-current assets:
Property and equipment, net	6	492,393	527,457	84,663
Land use rights, net	7	132,144	128,766	20,668
Intangible assets, net	8	498,715	292,758	46,991
Goodwill	9	1,084,151	674,676	108,293
Deferred tax assets, net	17	4,800	54,063	8,678
Other non-current assets, net	10	319,611	238,707	38,315

Total non-current assets		2,531,814	1,916,427	307,608

Total assets		4,720,627	3,180,358	510,483

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2011	2012	2012
		RMB	RMB	US$
				Note 3(a)
LIABILITIES
Current liabilities:
Short-term borrowings (including consolidated VIE amount without recourse to the Company of RMB nil and RMB nil as of December 31, 2011 and 2012, respectively)	12	60,000	60,000	9,631
Convertible loan (including consolidated VIE amount without recourse to the Company of RMB nil and RMB nil as of December 31, 2011 and 2012, respectively)	13	—	121,156	19,447
Deferred revenue (including consolidated VIE amount without recourse to the Company of RMB 377,442and RMB 488,160 as of December 31, 2011 and 2012, respectively)		395,778	502,207	80,610
Accounts payable (including consolidated VIE amount without recourse to the Company of RMB 13,801 and RMB 38,444 as of December 31, 2011 and 2012, respectively)		23,356	52,487	8,425
Accrued and other liabilities (including consolidated VIE amount without recourse to the Company of RMB 367,022 and RMB 298,361 as of December 31, 2011 and 2012, respectively)	11	449,273	427,635	68,640
Income taxes payable (including consolidated VIE amount without recourse to the Company of RMB50,076 and RMB 94,146 as of December 31, 2011 and 2012, respectively)		116,901	203,968	32,739
Amounts due to related parties (including consolidated VIE amount without recourse to the Company of RMB 25,331 and RMB 4,211 as of December 31, 2011 and 2012, respectively)	23	25,331	4,211	676
Liabilities classified as held for sale (including consolidated VIE amount without recourse to the Company of RMB 465,855 and RMB 292,895 as of December 31, 2011 and 2012, respectively)	24	465,855	292,895	47,013
Total current liabilities		1,536,494	1,664,559	267,181
Non-current liabilities:
Deferred tax liabilities (including consolidated VIE amount without recourse to the Company of RMB 145,227 and RMB 108,740 as of December 31, 2011 and 2012, respectively)	17	145,227	131,844	21,162
Non-current portion of consideration payable for acquisitions and other liabilities (including consolidated VIE amount without recourse to the Company of RMB 42,503 and RMB nil as of December 31, 2011 and 2012, respectively)		272,443	—	—
Total non-current liabilities		417,670	131,844	21,162

Total liabilities		1,954,164	1,796,403	288,343

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2011	2012	2012
		RMB	RMB	US$
				Note 3(a)
Commitments and contingencies	19	—	—	—

EQUITY
Preferred shares (US$ 0.0001 par value; 50,000,000 shares authorized, nil issued and outstanding as of December 31, 2011 and 2012)		—	—	—
Ordinary shares
(US$ 0.0001 par value; 1,200,000,000 and 1,200,000,000 shares authorized, 144,481,064 and 145,975,484 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	14	102	103	17
Additional paid-in capital		2,498,162	2,500,273	401,321
Statutory reserve	21	122,199	116,406	18,684
Warrants	15	1,219	—	—
Retained earnings (deficit)		111,417	(1,503,956)	(241,402)
Accumulated other comprehensive deficit		(21,517)	(17,116)	(2,747)
Total Ambow Education Holding Ltd.’s equity		2,711,582	1,095,710	175,873
Non-controlling interest	26	54,881	288,245	46,267
Total equity		2,766,463	1,383,955	222,140
Total liabilities and equity		4,720,627	3,180,358	510,483

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$
					Note 3(a)
NET REVENUES
- Educational program and services		899,992	1,205,771	1,276,877	204,953
- Software products		214,663	366,600	66,886	10,736
Total net revenues		1,114,655	1,572,371	1,343,763	215,689
COST OF REVENUES
- Educational program and services		(466,064)	(633,421)	(845,738)	(135,750)
- Software products		(13,721)	(49,223)	(12,176)	(1,954)
Total cost of revenues		(479,785)	(682,644)	(857,914)	(137,704)

GROSS PROFIT		634,870	889,727	485,849	77,985
Operating expenses:
Selling and marketing		(235,683)	(353,425)	(596,324)	(95,717)
General and administrative		(162,850)	(273,698)	(715,977)	(114,922)
Research and development		(27,553)	(39,541)	(31,842)	(5,111)
Impairment loss	6,8,9,10	—	(25,336)	(856,696)	(137,509)
Total operating expenses		(426,086)	(692,000)	(2,200,839)	(353,259)

OPERATING INCOME (LOSS)		208,784	197,727	(1,714,990)	(275,274)

OTHER INCOME (EXPENSE)
Interest expenses, net		(2,281)	(15,656)	(9,708)	(1,558)
Foreign exchange losses, net		(3,711)	(5,343)	(1,229)	(197)
Other income, net		2,339	(124)	826	133

INCOME (LOSS) BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS		205,131	176,604	(1,725,101)	(276,896)
Income tax benefit (expense)	17	(37,850)	(38,841)	58,768	9,433

INCOME (LOSS) FROM CONTINUING OPERATIONS		167,281	137,763	(1,666,333)	(267,463)
Income (loss) from and on sale of discontinued operations, net of income tax	24	44,418	(121,544)	(7,182)	(1,153)

NET INCOME (LOSS)		211,699	16,219	(1,673,515)	(268,616)
Add: Net loss attributable to non-controlling interest from continuing operations		1,160	4,377	49,731	7,982
Add: Net loss attributable to non-controlling interest from discontinued operations		3,173	589	2,618	420

NET INCOME (LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.		216,032	21,185	(1,621,166)	(260,214)
Preferred shares redemption value accretion		(94,209)	—	—	—
Allocation of net income to participating preferred shareholders		(55,534)	—	—	—

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		66,289	21,185	(1,621,166)	(260,214)

Net income (loss) from continuing operations per share-basic	18	0.22	0.99	(11.10)	(1.78)

Net income (loss) from continuing operations per share-diluted	18	0.17	0.94	(11.10)	(1.78)

Net income (loss) from discontinued operations per share-basic	18	0.56	(0.85)	(0.03)	(0.01)

Net income (loss) from discontinued operations per share-diluted	18	0.42	(0.85)	(0.03)	(0.01)

Weighted average shares used in calculating basic net income (loss) per share	18	85,551,412	142,939,038	145,659,940	145,659,940
Weighted average shares used in calculating diluted net income (loss) per share	18	112,122,045	150,432,812	145,659,940	145,659,940
Share-based compensation expense included in:
- Selling and marketing		7,204	7,286	6,286	1,009
- General and administrative		26,029	25,220	88,019	14,128
- Research and development		981	842	872	140

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$
					Note 3(a)
NET INCOME (LOSS)		211,699	16,219	(1,673,515)	(268,616)
Foreign Translation Adjustments		(19,612)	(25,698)	4,401	706
TOTAL COMPREHENSIVE INCOME (LOSS)		192,087	(9,479)	(1,669,114)	(267,910)

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
		Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Ordinary shares (note 14)		Additional paid-in	Statutory		Retained Earnings (Accumulated	Accumulated other comprehensive	Non- controlling	Total
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	Warrants	deficit)	Income (deficit)	Interest	Equity
			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010		12,900,000	14,283	17,745,522	96,667	44,999,663	35	616,473	34,155	2,737	(42,996)	23,793	56,475	801,622
Issuance of ordinary shares on IPO	14	—	—	—	—	16,221,568	10	422,903	—	—	—	—	—	422,913
Exercise of warrants	15					590,193	1	2,736	—	(2,737)	—	—	—	—
Share-based compensation	16	—	—	—	—	—	—	34,214	—	—	—	—	—	34,214
Conversion of series A preferred shares	14	(12,900,000)	(14,283)	—	—	12,900,000	9	14,274	—	—	—	—	—	—
Conversion of series B preferred shares	14	—	—	(17,745,522)	(96,667)	17,745,522	12	96,655	—	—	—	—	—	—
Conversion of series C preferred shares	14	—	—	—	—	23,387,381	16	579,474	—	—	—	—	—	579,490
Conversion of series D preferred shares	14	—	—	—	—	26,722,649	18	792,484	—	—	—	—	—	792,502
Expenses related to IPO	14	—	—	—	—	—	—	3,474	—	—	—	—	—	3,474
Appropriation to statutory reserves	21	—	—	—	—	—	—	—	37,604	—	(37,604)	—	—	—
Preferred shares redemption value accretion	14	—	—	—	—	—	—	(99,449)	—	—	5,240	—	—	(94,209)
Capital injection to Taishidian Holding from minority shareholders		—	—	—	—	—	—	—	—	—	—	—	900	900
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	—	(19,612)	—	(19,612)
Net income		—	—	—	—	—	—	—	—	—	216,032	—	(4,333)	211,699
Balance as of December 31, 2010		—	—	—	—	142,566,976	101	2,463,238	71,759	—	140,672	4,181	53,042	2,732,993

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY  (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
		Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Ordinary shares (note 14)		Additional paid-in	Statutory		Retained Earnings (Accumulated	Accumulated other comprehensive	Non- controlling	Total
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	Warrants	deficit)	Income (deficit)	Interest	Equity
			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011						142,566,976	101	2,463,238	71,759	—	140,672	4,181	53,042	2,732,993
Issuance of ordinary shares on exercise of options	16	—	—	—	—	1,914,088	1	2,795	—	—	—	—	—	2,796
Non-controlling interests from acquisitions of subsidiaries		—	—	—	—	—	—	—	—	—	—	—	6,805	6,805
Share-based compensation	16	—	—	—	—	—	—	32,129	—	1,219	—	—	—	33,348
Appropriation to statutory reserves	21	—	—	—	—	—	—	—	50,440	—	(50,440)	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	—	(31,724)	—	(31,724)
Cumulative foreign currency translation adjustment realized upon the disposal of 4 Disposed Businesses		—	—	—	—	—	—	—	—	—	—	6,026	—	6,026
Net income		—	—	—	—	—	—	—	—	—	21,185	—	(4,966)	16,219
Balance as of December 31, 2011		—	—	—	—	144,481,064	102	2,498,162	122,199	1,219	111,417	(21,517)	54,881	2,766,463

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
		Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Ordinary shares (note 14)		Additional paid-in	Statutory		Retained Earnings (Accumulated	Accumulated other comprehensive	Non- controlling	Total
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	Warrants	deficit)	income(deficit)	Interest	Equity
			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012		—	—	—	—	144,481,064	102	2,498,162	122, 199	1,219	111,417	(21,517)	54,881	2,766,463
Issuance of ordinary shares on exercise of options	16	—	—	—	—	1,494,420	1	7,751	—	—	—	—	—	7,752
Disposal of equity interest in 21st school	26(a)	—	—	—	—	—	—	(102,036)	—	—	—	—	285,713	183,677
Share-based compensation	16	—	—	—	—	—	—	34,971	—	—	—	—	—	34,971
Share-based compensation to Huang for Baring transactions	23	—	—	—	—	—	—	60,206	—	—	—	—	—	60,206
Reclassification of warrants to share options		—	—	—	—	—	—	1,219	—	(1,219)	—	—	—	—
Appropriation to statutory reserves	21	—	—	—	—	—	—	—	2,147	—	(2,147)	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	—	(3,357)	—	(3,357)
Disposal of subsidiaries		—	—	—	—	—	—	—	(7,940)	—	7,940	7,758	—	7,758
Net income		—	—	—	—	—	—	—	—	—	(1,621,166)	—	(52,349)	(1,673,515)
Balance as of December 31, 2012		—	—	—	—	145,975,484	103	2,500,273	116,406	—	(1,503,956)	(17,116)	288,245	1,383,955

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities
Net Income (Loss)	211,699	16,219	(1,673,515)	(268,616)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	117,388	138,393	138,577	22,243
Accretion of long-term payable balances	10,958	17,150	4,709	756
Share-based compensation expense	34,214	33,348	95,177	15,277
Bad debt provision	458	14,181	306,401	49,181
Foreign exchange losses, net	3,711	5,343	1,229	197
Impairment losses	—	152,580	856,696	137,509
Deferred income tax	(18,619)	(19,855)	(117,517)	(18,863)
Disposal Loss	—	—	15,908	2,553
Others	630	1,571	—	—
Changes in operating assets and liabilities:
Accounts receivable	(26,759)	(67,441)	17,495	2,808
Prepaid and other current assets	9,321	(335,883)	64,354	10,329
Amounts due from related parties	32,144	(8,084)	9,119	1,464
Other non-current assets	(11,942)	(48,387)	50,217	8,060
Accounts payable	(51,207)	8,561	10,097	1,621
Accrued and other liabilities	75,873	263,222	9,697	1,556
Income tax payable	41,954	43,343	51,906	8,332
Deferred revenue	25,880	62,754	122,145	19,605
Amounts due to related parties	1,211	19,690	5,301	851
Net cash provided (used in) operating activities	456,914	296,705	(32,004)	(5,137)
Cash flows from investing activities
Proceeds from deposits of restricted cash	10,000	—	—	—
Deposit for restricted cash	—	(2,150)	(4,990)	(801)
Placement of term deposits	(67,700)	(58,205)	(42,672)	(6,849)
Maturity of term deposits	128,123	71,200	1,000	161
Purchase of property and equipment	(119,457)	(284,813)	(204,885)	(32,886)
Proceeds from disposal of property and equipment	—	6,001	10,126	1,625
Purchase of intangible assets	(20,368)	(25,932)	(13,411)	(2,153)
Purchase of subsidiaries (including cash payment in relation to prior acquisitions), net of cash acquired	(91,164)	(90,917)	(152,235)	(24,435)
Prepayments for acquisitions	(283,198)	—	—	—
Return of prepayments from cancellation of acquisition agreements	54,000	10,000	4,000	642
Purchase of operating rights	(2,500)	—	—	—
Cash balance at disposed entities	—	(4,481)	—	—
Proceed from disposal of subsidiaries, net off cash balance at disposed entities	—	—	(94,109)	(15,105)
Deposit for leasehold improvements	—	(65,001)	(30,366)	(4,874)
Deposit for a long-term lease	—	(53,000)	—	—
Proceeds from disposal of 21st School	—	—	67,885	10,896
Others	(100)	2,740	1,802	289
Net cash used in investing activities	(392,364)	(494,558)	(457,855)	(73,490)

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of expenses	447,628	—	—	—
Proceeds from issuing convertible loan	—	—	121,156	19,447
Proceeds from short-term borrowings	224,070	168,070	62,000	9,952
Proceeds from long-term borrowings	15,500	18,500	—	—
Repayments of short-term borrowings	(219,000)	(168,070)	(114,070)	(18,309)
Repayments of long-term borrowings	(62,500)	(71,000)	—	—
Proceeds from issuance of shares upon of exercise of share options	—	2,684	7,752	1,244
Capital injection from minority shareholders	900	3,600	—	—
Net cash provided by/(used in) financing activities	406,598	(46,216)	76,838	12,334

Cash and cash equivalents included in assets held for sale	(160,517)	(207,279)	(985)	(158)

Effects of exchange rate changes on cash and cash equivalents	(11,774)	(15,450)	(7,559)	(1,213)

Net change in cash and cash equivalents	347,092	(306,281)	(214,286)	(34,395)
Cash and cash equivalents at beginning of year	361,691	708,783	402,502	64,606

Cash and cash equivalents at end of year	708,783	402,502	188,216	30,211
Supplemental disclosure of cash flow information
Income tax paid	(18,460)	(10,320)	(10,514)	(1,688)
Interest paid	(10,537)	(15,179)	(12,477)	(2,003)
Supplemental disclosure of non-cash investing and financing activities:
Conversion of Series A convertible redeemable preferred shares into ordinary shares	14,283	—	—	—
Conversion of Series B convertible redeemable preferred shares into ordinary shares	96,667	—	—	—
Conversion of Series C convertible redeemable preferred shares into ordinary shares	579,490	—	—	—
Conversion of Series D convertible redeemable preferred shares into ordinary shares	792,502	—	—	—
Issuance of ordinary shares for purchases of subsidiaries	—	—	—	—
Issuance of ordinary shares upon exercise of warrants	2,737	—	—	—
Issuance of share options upon exercise of warrants (Note 16)	—	1,219	—	—
Consideration for purchase of subsidiaries net-off against related party receivables due	50,156	—	—	—
Consideration for purchase of building and land use rights offset by amounts due from related parties	—	17,407	—	—
Long-term prepayment offset by outstanding prepaid and other current assets	—	66,000	—	—
Purchase of property, plant and equipment financed by accounts payable and other payables	—	21,405	15,251	2,448
Purchase of subsidiaries net-off against prepaid amount	—	194,698	—	—
Purchase of subsidiaries through financing of payables	—	109,961	—	—
Waiver of payables in connection with disposal of subsidiaries	—	—	241,802	38,812
Outstanding receivables in connection with disposal of subsidiaries	—	—	133,100	31,264

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

The Company was incorporated in the Cayman Islands on June 26, 2007. Pursuant to group reorganization in February 2005 and a share exchange agreement in July 2007, the Company became the ultimate parent company of the Group.

In 2008 and 2009, the Group entered into 24 acquisitions, 23 of which are accounted for as business combinations. The other one is an acquisition of operating rights for a fixed period of time, which is accounted for as a prepaid operating lease. The 23 acquisitions involved the Group obtaining control of one or more existing businesses in exchange for cash and/or common stock. Therefore, the Group accounts for them as business combinations using the acquisition method (previously referred to as purchase method) of accounting.

On August 5, 2010, the Company and certain selling shareholders of the Company (the “Selling Shareholders”) completed its initial public offering of 10,677,207 American Depositary Shares (“ADSs”) at US$ 10.0 per ADS. Each ADS comprises two Class A ordinary shares of the Company. Immediately prior to the completion of the initial public offering (“IPO”), all of the Company’s then outstanding preferred shares automatically converted into an equal number of ordinary shares; and all the 196,731 Series B warrants were exercised at US$ 0.75 per share to purchase 590,193 ordinary shares on a 1 for 3 share exchange basis. The fair value of the exercised warrants was approximately US$ 362.

In December 2011, the Company disposed of 5 legal entities, being Xi’an Dragon Continuation School (“Xi’an Tutoring”), Shandong North Resource Information Technology Co., Ltd. and Jinan Prosperous Resource Technology Co., Ltd. (a sub-group of the same business and together referred to as the “Shandong Software Companies”), Guangzhou Modern Olympic Training School (“Guangzhou HP Tutoring”), and Tianjin Yimatong Technology Development Co., Ltd. (“Tianjin Holding”) (together the disposed entities are referred to as the “4 Disposed Businesses”). Please refer to Note 24 (a) for details.

In 2011 and 2012, the Group completed 7 and 1 acquisitions, all of which are accounted for as business combinations using the acquisition method (previously referred to as purchase method) of accounting respectively. The 8 acquisitions involved the Group obtaining control of one or more existing businesses in exchange for cash.

On December 30, 2011, the Group signed an agreement to sell 2 legal entities, being Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co. (together “Beijing Century College Group”), and part of the interest of Beijing 21st Century International School (“21st School”) to Xihua Investment Group (“Xihua Group”). The aforementioned two transactions have been completed in January and March 2012 respectively; by then the Company maintains the control and legal title on 21st School for an additional fifteen years. Please refer to Note 24 (b), (c) and Note 25 for details.

In the board meeting at December 19, 2012, management proposed and was authorized by the board to explore possible sale of Kunshan Zhouzhuang Taishidian Tourism Scenic Area Development Co., Ltd (“Taishidian Holding”), which holds 70% equity interest of Applied Technology College of Soochow University (“Soochow University”).  Taishidian Holding was disposed in July 2013 to Kunshan Venture Investment Limited (“Kunshan Venture”).

b. Nature of operations

The Group is a national provider of educational and career enhancement services in the People’s Republic of China (“PRC”). The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

c. Major subsidiaries and VIEs

As of December 31, 2012, the Company’s major subsidiaries and VIEs include the following entities:

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Subsidiaries

Beijing Ambow Online Software Co., Ltd. (“Ambow Online”)	August 24, 2000	PRC	Software product and Investment holding

Ambow Education Co., Ltd.	January 25, 2005	Cayman Islands	Investment holding

Ambow Education Ltd.	June 6, 2007	Cayman Islands	Investment holding

Ambow Education (Hong Kong) Ltd.	December 17, 2007	Hong Kong	Investment holding

Beijing Ambow Chuangying Education and Technology Co., Ltd.	January 18, 2008	PRC	Investment holding

Wenjian Gongying Venture Investment Enterprise	July 20, 2009	PRC	Investment holding

Ambow (Dalian) Education and Technology Co., Ltd	March 10, 2009	PRC	Career enhancement and Investment holding

Ambow Education Management (Hong Kong ) Ltd	November 9, 2009	Hong Kong	Investment holding

Ambow Education Management Ltd	June 6, 2007	Cayman Islands	Investment holding

Beijing Ambow Shengying Education and Technology Co., Ltd.	October 13, 2008	PRC	Investment holding

Tianjin Ambow Yuhua Software Information Co., Ltd (“Ambow Yuhua”)	March 31, 2010	PRC	Software product and Investment holding

Variable interest entities (“VIEs”)

Beijing Normal University Ambow Education Technology Co., Ltd.( “Ambow Shida”)	July 30, 2004	PRC	Investment holding

Shanghai Ambow Education Information Consulting Co., Ltd. (“Ambow Shanghai”)	May 16, 2006	PRC	Investment holding

Ambow Sihua Education and Technology Co., Ltd. (“Ambow Sihua”)	April 17, 2007	PRC	Investment holding

Suzhou Wenjian Venture Investment Management Consulting Co., Ltd. (“Suzhou Wenjian”)	February 25, 2009	PRC	Investment holding

Subsidiaries of VIEs

Beijing Jinghan Education and Technology Co., Ltd. (“Beijing JH Tutoring”)	January 21, 2009	PRC	Tutoring

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Guangzhou ZhiShan Education Technology Co., Ltd. (“Guangzhou ZS Career Enhancement”)	January 1, 2011	PRC	Career Enhancement

Hebei Yuanlong Corporate Management Co., Ltd. (“Hebei YL Career Enhancement”)	January 13, 2011	PRC	Career Enhancement

Beijing Genesis Education Group (“Genesis Career Enhancement”)	May 1, 2011	PRC	Career Enhancement

Beijing Jinghan Taihe Education Technology Co., Ltd. (“Beijing JT Tutoring”)	July 14, 2010	PRC	Tutoring

Ambow Jingxue (Beijing) Technology Co., Ltd.	April 15,2011	PRC	Tutoring

Changsha Newer Education Consulting Co., Ltd (“Changsha Career Enhancement”)	September 16, 2002	PRC	Career Enhancement

Kunshan Ambow Education Technology Co., Ltd	August 28, 2008	PRC	Career Enhancement

Shanghai Hero Further Education Institute	January 9, 2009	PRC	Career Enhancement

Beijing Century Passion Consulting Co., Ltd (“Beijing Century Tutoring”)	April 1, 2002	PRC	Tutoring

Schools of VIEs

Changsha Study School (“Changsha Tutoring”)	June 1, 1984	PRC	Tutoring

Tianjin Huaying School (“Tianjin Tutoring”)	March 5, 1986	PRC	Tutoring

Beijing Intelligent Training School (“Beijing YZ Tutoring”)	December 30, 1994	PRC	Tutoring

Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”)	June 18, 1999	PRC	K-12 School

21st School	February 20, 1993	PRC	K-12 School

Jilin Clever Training School (“Jilin Tutoring”)	May 8, 2000	PRC	Tutoring

Shenyang Universe High School (“Shenyang K-12”)	December 8, 2003	PRC	K-12 School

Shuyang Galaxy School (“Shuyang K-12”)	November 1, 2008	PRC	K-12 School

Beijing Haidian Ambow Xinganxian Training School	March 28, 2005	PRC	Tutoring

Beijing Huairou Xinganxian Training School	March 10, 2011	PRC	Tutoring

The names of certain schools or companies referred to above represent management’s best effort in translating the Chinese names of these entities as no English names for these entities have been registered.

d. VIE arrangements

VIEs of the Company

PRC regulations restrict foreign owned companies from directly investing in certain businesses providing educational services in PRC. In order to comply with these regulations the Company, through its PRC subsidiaries, the Company has entered into exclusive technical consulting and service agreements (the “Service Agreements”) with a number of VIEs in PRC, which are able to provide such educational services.

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

Through the equity pledge arrangements, call option agreements and powers of attorney with the shareholders of VIEs, the Company controls decisions in relation to the operations of the VIEs, VIE’s subsidiaries and schools controlled. Specifically, the Company can make the following decisions, which most significantly affect the economic performance of the VIEs:

• The Company has the power to appoint the members of the VIE’s board of directors and senior management as a result of the powers of attorney;

• The Company is closely involved in the daily operation of the VIE via appointing management personnel such as VP and other staff to oversee the operation of the VIEs;

• Generally, the VIE’s board of directors and senior management may (1) modify the articles of the schools / centers; (2) approve the department structure of the schools / centers, and (3) approve the division, combination, termination of the schools / centers;

• The principals of the schools are involved in curriculum design, course delivery, hiring teachers, student recruitment, and approving school budgets and monthly spending plan; and

• The principals sign significant contracts on behalf of the schools / training centers such as service arrangement, leasing contract etc.

Further, the Company is also able to make the following decisions that enable it to receive substantially all of the economic returns from the VIEs:

• The Company has the exclusive right to provide management / consulting services to VIEs. Given the Company controls the VIE’s board of directors, the Company has the discretion to set the service fees which enable the Company to extract the majority of the profits from the Company;

• The Company has the right to renew the service contracts indefinitely, which ensures the Company will be able to extract profits on a perpetual basis; and

• The Company sells software products to many of the VIEs’ subsidiaries which also enable the Company to extract profits from the schools / centers.

The Company, either directly or through its subsidiaries, is the primary beneficiary of the VIEs because it holds all the variable interests in the VIEs. As a result, the accounts and operations of the VIEs and their subsidiaries are included in the accompanying consolidated financial statements.

Other than the contractual control arrangements as disclosed, the Group’s officers, directors or shareholders do not have any written or oral agreement with the VIE shareholders.

Subsidiaries of the VIEs

The Company conducts education business in PRC primarily through contractual arrangements among the Group’s subsidiaries in PRC and VIEs.

The Group’s VIEs have power over the activities of subsidiaries (mainly including schools and centers) through their role as the registered sponsors of schools or controlling shareholders of corporate centers. The VIEs control the equity in these schools and are also entitled to the economic benefits from the schools.

The schools and centers, which are controlled by the VIEs, hold the necessary business and education licenses or permits to perform education activities. The schools and centers also sign all significant contracts, including leases, relating to the performance of these activities.

In addition, the responsibilities of the schools and centers, under the direction of the VIEs and Company’s management (through the power invested in them by the VIEs) include the following:

• Providing suitable facilities to house staff and deliver courses to students;

• Designing an appropriate curriculum for the delivery of courses, in accordance with the Ministry of Education, or the MOE stipulations, where applicable;

• Hiring, training and terminating the employment of teachers and other support staff to run the schools and centers; and

• Selecting and recruiting students, in accordance with the Company’s entry requirements and to maximize the usage of capacity.

Based on the nature of schools, the Company has categorized the schools into two categories, and applies the voting interest model when consolidating the schools requiring reasonable returns and applies the VIE model when consolidating the schools not requiring reasonable returns.

For the schools requiring reasonable returns, the VIEs have a 100% equity interest in the schools, which allows them to make key operating decisions on behalf of the schools. Therefore, the Company through the VIEs consolidates the schools applying voting interest model.

According to the Private Education Promotion Law, which regulates the education industry in China, schools not requiring reasonable returns are prohibited from distributing annual dividends. The Company through the VIEs has the power to direct the schools’ most significant activities for as long as the VIEs remain the equity holders of the schools and has the obligation to absorb operating losses and the rights to receive the schools’ expected residual returns. The Company is able to extract profits through technical service agreements / software agreements. Therefore, the Company through the VIEs is the primary beneficiary of the schools not requiring reasonable returns and consolidates them under the VIE model.

Aggregation of VIEs

The Company identifies and aggregates its subsidiaries and VIEs with similar nature for consolidation and reporting purpose. The VIEs and their schools and centers have very similar characteristics and are facing similar kinds/levels of risks:

• The principal business of the VIEs are sponsors of the schools and centers, or the controlling shareholders of the companies which are the sponsors of the schools and centers;

• All the schools of the VIEs require licenses from MOE (or commercial and business regulators if they are registered as companies);

• The schools and centers, in addition to holding the business/education licenses, have to operate by conducting all necessary activities, including but not limited to, acquiring and provisioning of appropriate facilities, hiring and management of teachers and supporting staff, recruitment of students and course/training delivery;

• The schools and centers operated their business in the education industry and hence subject to the regulations and risks associated with the industry; and

• The VIEs, schools and centers are all registered and located in PRC. As such, they are facing similar risks in related to governmental, economic and currency.

In addition, the Company enters into different contractual agreements with the four VIEs but these agreements are of similar format and structure. Therefore, the contract risk, if any, arising from the contractual relationship with the VIEs is also similar.

As a result, the Company considers it is appropriate to, according to ASC 810, aggregate all these VIEs together for reporting in the periodic financial statements.

Risk in relation to the VIE structure

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including those that govern the Group’s VIE contractual arrangements. If the Group’s ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including (i) revoking the business and operating licenses of the Company’s PRC subsidiaries and VIEs; (ii) discontinuing or restricting the operations of any related-party transactions among the Company’s PRC subsidiaries and VIEs; (iii) imposing fines or other requirements with which the Group or the Company’s PRC subsidiaries and VIEs may not be able to comply; (iv) revoking the preferential tax treatment enjoyed by the Company’s PRC subsidiaries and VIEs; (v) requiring the Group or the Company’s PRC subsidiaries and VIEs to restructure the ownership structure or operations. If any of the above penalties is imposed on the Group, the Group’s business operations and expansion, financial condition and results of operations will be materially and adversely affected.

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

In addition, if the Company is unable to maintain effective control over its VIEs, the Company would not be able to continue to consolidate the Group’s VIEs’ financial results with its financial results. The Company’s ability to conduct its education business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate Ambow Shanghai, Ambow Shida, Ambow Sihua and Suzhou Wenjian, their respective schools and subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over these entities and their respective schools and subsidiaries and their shareholders, and it may lose the ability to receive economic benefits from these respective entities, schools and subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the subsidiaries or the VIEs, and believes that the risk of losing the ability to maintain effective control over its VIEs is remote.

Currently there are no contractual arrangements that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its PRC educational and career enhancement services through the VIEs and their subsidiaries, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss.

Financial information of the VIEs and their subsidiaries/schools:

The combined financial information of the Group’s VIEs and, as applicable, subsidiaries/schools of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2011	2012
	RMB	RMB
Total assets	4,389,589	2,822,537
Total liabilities	1,487,257	1,324,957

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Net revenue	854,488	1,077,263	1,290,290

Net income (loss)	(14,311)	(102,892)	(852,927)

The following table sets forth a breakdown of the Group’s cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2012:

US$
Cayman Islands	2,511
Hong Kong	37
Non-VIEs in PRC	470
Total US$	3,018

The following table sets forth cash and cash equivalents held by the Group’s VIEs and non-VIE in PRC as of December 31, 2012

RMB
VIEs in PRC	151,434
Non-VIEs in PRC	17,812
Total RMB	169,246

2. GOING CONCERN

Liquidity and capital resources

The Group incurred a net loss of RMB 1,673,515 for the year ended December 31, 2012, which included a non-cash impairment charge of RMB 1,136,936 related to provision of receivables, and the write-down of receivables, fixed assets, goodwill and intangible assets in 2012. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future.  If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash generated from operating activities and financing activities. As of December 31, 2012, the Group had RMB188,216 in unrestricted cash and cash equivalents. The Group’s cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. The Group’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB400,628 as of December 31, 2012. In addition the Group has lease commitment and capital commitment within one year totaling RMB 176,420 as of December 31, 2012.

Historically, management has addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings and the sale of subsidiaries and other non-performing assets.  Management anticipates that the impact from the negative publicity in the media during the past two years may continue to impose formidable challenges for the Group’s businesses in the near term.

Management plan and actions

Over the past several years, the Group has completed several acquisitions to expand its business and school operations. These exposed the Group to significant risks and uncertainties during the time period of each entity was trying to adapt to the Group’s culture. In the year of 2012, two former employees of the company made allegations of financial impropriety and wrongful conduct in connection with the Group’s prior year acquisitions of training schools. The Audit Committee of the Board of Directors of the Group conducted an internal investigation with the assistance of independent outside counsel to thoroughly review these allegations. Though the result proved that the allegations were not supported by sufficient evidence, the adverse impact on the Group’s business was unavoidable. Impacted by the negative news in media since the start of internal investigation, the Company’s share price has dropped and the market halt existed in the first quarter of 2013 with price below US$1. Subsequently, there was an increasing request for fee refund from customers and with a shortage of debt and equity capital, the Group’s revenue and cash flow has been significantly lowered. As a result, management has reassessed the alternative ways to achieve goals of business growth and has instituted a series of initiatives aimed at conserving and generating cash over the next twelve months.

(i) On May 1, 2014, the Company signed the restructuring agreement with China Education International Holdings Limited (“CEIHL”), which includes a combination of loans and funding by CEIHL and associated entities for approximately RMB 299,045 (US$ 48,000). This amount is intended to return the Company to solvency and provide the onshore business with funding to meet its repayment obligations with respect to the onshore loans falling due, enabling it to continue as a going concern. For more details, refer to Note 29 (5), (7) and (8).

(ii) Management is seeking potential buyer for the 23 years lease of the Career Enhancement education facility in Beijing (“Ambow Beijing Campus”), with the carrying amount of RMB 151,567 as of December 31, 2012.

(iii) Management has obtained financial support commitment from Summit View, which will retain in force for a period of at least twelve months after the date of issuance of the financial statements.

(iv) Management has been seeking potential opportunities for disposal of certain entities to achieve positive cash flow.

(v) Management would continue on the cost cutting plan, seeking more effectiveness of the business management.

During 2013, management implemented a series of measures and continues to evaluate opportunities intended to maintain and develop its business.  Such measures included obtaining financing from financial institution other than bank, disposal of non-performing assets, the elimination of executive and employee merit increases, R&D department reductions, and enhancing expense control. The Group has also significantly lowered its spending on capital expenditures and focused on improving the management of its working capital.

With the opportunity provided by the Restructuring Agreement, the Group will continue to remain focused on cash flow while accessing a range of strategic options for the purpose of maximizing shareholder value, including the potential sale of certain entities, keep reducing the R&D team size and improving our relationship with our creditors and third parties.

Conclusion

As of the day of issuance of the financial statement, it has been 18 months since December 31, 2012. The Group believes that available cash and cash equivalents and cash provided by operating activities, together with cash available from borrowings and the activities mentioned above, should enable the Group to meet presently anticipated cash needs for at least the next 12 months and the Group has prepared the consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Group is unable to raise additional capital or encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing the Group’s business development activities, suspending the pursuit of its business plan, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Group will raise additional capital if needed. Other than aforementioned, the Group has not received any commitments for new financing and cannot provide any assurance a new financing will be available to the Group on acceptable terms, if at all.

3. SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.2301, representing the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2012. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

As mentioned in Note 1 (a) and Note 24, the 4 Disposed Businesses have been disposed of in 2011, Beijing Century College Group has been disposed in 2012, the aforementioned entities have been classified as discontinued operations for the years ended December 31, 2011 and 2012 respectively.

Taishidian Holding has been classified as asset and liabilities held for sale as of December 31, 2012 and its operations have been classified as discontinued operations for the year ended December 31, 2012. Taishidian Holding has been disposed subsequently in July 2013, see Note 24.

b. Comparability due to discontinued operations and reclassification adjustment

Certain accounts in the consolidated statements of operations and other comprehensive income (loss) for the years ended December 31, 2010 and 2011, and balances in the consolidated balance sheet as of December 31, 2011 and related notes have been retrospectively adjusted to reflect the effect of assets groups held for sale and discontinued operations. See Note 24 for details of discontinued operations.  The results of discontinued operations have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP.

Cash flows from discontinued operations for the years ended December 31, 2010, 2011 and 2012 were combined with the cash flows from continuing operations within each of the three categories.

c. Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. On an on-going basis, the Group evaluates its estimates, including those related to the useful lives of long-lived assets including property and equipment, stock-based compensation, impairment of goodwill and other intangible assets, income taxes, provision for doubtful accounts, and contingencies. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Actual results may differ from these estimates.

d. Basis of consolidation

All significant inter-company transactions and balances have been eliminated upon consolidation. Non-controlling interests represent the equity interests in the Company’s subsidiaries and VIEs that are not attributable, either directly or indirectly, to the Company.

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs.

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

h. Accounts receivables

Accounts receivable mainly represent the amounts due from the customers, distributors, or students of the Company’s various subsidiaries and VIEs.

i. Allowance for doubtful accounts

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Doubtful accounts balances are written off and deducted from allowance, when receivable are deemed uncollectible. After all collection efforts have been exhausted and the potential for recovery is considered remote.

j. Land use rights

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the useful life of land use right.

k. Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20 – 40 years
Motor vehicles	5 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

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

m. Intangible assets, net

Intangible assets represent software, trade name, student population, corporative agreement, customer relationship, favorable lease, non-compete agreement. The software was initially recorded at historic acquisition costs or cost directly incurred to develop the software during the application development stage that can provide future benefits, and amortized on a straight-line basis over estimated useful lives.

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships, which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The Group reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (see Note 8-”Intangible assets, net” for additional information):

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

The Group performed impairment testing of indefinite-lived intangible assets in accordance with ASU 2012-02, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing qualitative assessment.

n. Segments

The Group evaluates a reporting unit by first identifying its operating segments, and then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meets the definition of a business, the Group evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Group determines if the segments are economically similar and, if so, the operating segments are aggregated. The Group has four operating segments. For further details, see Note 20.

o. Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination or an acquisition by an entity that are not individually identified and separately recognized. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired with the following two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit constitutes a business for which discrete profit and loss financial information is available. The fair value of each reporting unit is established using a combination of expected present value of future cash flows. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Determining when to test for impairment, the Group’s reporting units, the fair value of a reporting unit and the fair value of assets and liabilities within a reporting unit, requires judgment and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparable. The Group bases fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain.

Significant changes in the economic characteristics of components or reorganization of an entity’s reporting structure can sometimes result in a re-assessment of the affected operating segment and its components to determine whether reporting units need to be redefined where the components are no longer economically similar.

Future changes in the judgments and estimates underlying the Group’s analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units and could result in additional impairment of goodwill.

p. Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

q. Revenue recognition

The Group’s revenue is primarily generated from delivering educational programs and services and sales of software products. The Group’s customers include mainly students attending classes at its own schools, training centers or college; students attending classes run by the Group’s cooperative partners; corporate clients attending the Group’s outbound and management training classes; and distributors whom the Group sells its software products or services to.

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured. Revenues presented in the consolidated financial statements represent revenues from educational programs and services, and sales of software products. If any of the aforementioned criteria are not met, the Group defers the recognition of revenue until all criteria are met.

Educational programs and services

Educational programs and services primarily consist of primary and secondary curriculum education, university curriculum education, tutoring programs that supplement primary and secondary curriculum education and career enhancement and other corporate training programs that are provided directly or indirectly to customers, where the Group is responsible for delivery of the programs and services. The Group normally collects tuition fee up front and the students consume the learning hours they bought along with a set courses schedule or upon their own decision. Tuition fees is generally paid in advance and is initially recorded as deferred revenue and is amortized and recognized as revenue along with the students consuming pace. For the curriculum education programs, the tuition revenue, including accommodation, is recognized on a straight-line basis over the length of the course, which is typically over a period of a semester. For tutoring programs, tuition revenue is recognized on a straight-line basis over the period during which tutoring services are provided to students. Educational materials revenue, which is immaterial and has not been disclosed separately, relates to the sales of books, course materials, course notes for which the Group recognizes revenue when the materials have been delivered to students.

Educational programs and services also include programs offered online which could be accessed through a username and password. Career enhancement services such as CCEP, CBS and the Career GPS System are offered to students and other customers either directly or through sales to distributors. Collection of these service offerings is also initially recorded as deferred revenue and is amortized and recognized as revenue on the percentage the required services delivered or on a straight-line basis over the length of the course, which are typically one to three months.

Following are the deferred revenue balances by segments as of December 31, 2011 and 2012.

	As of December 31,
	2011	2012
	RMB	RMB

Career Enhancement	39,014	49,376
K-12	69,888	48,220
Tutoring	286,876	404,611
Total	395,778	502,207

The Group treats service contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognizes revenue on a periodic basis during the contract periods when each deliverable service was provided. Since the contract price is for all the deliverables under the contract, the Group allocates the contract price among all the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the following selling price hierarchy. The Group uses (a) vendor-specific objective evidence of selling price, if it exists; otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, the Group uses (c) management’s best estimate of the selling price for that deliverable.

Sales of software products

Software product revenues relate to revenues from the sale of educational compact disks (“CDs”) either directly to students or through distributors and sales of educational content downloaded through the Internet. Major software products sold includes Bopo English and the Group’s Practice and Training Platform. The sales arrangements do not include post customer support services and the Group does not provide customers with upgrades. The Group recognizes revenue for these products sold to students when delivery has occurred based on purchase orders, contracts or other documentary evidence, provided that collection of the resulting receivable is reasonably assured.)

The Group recognizes revenue from sales to distributors with a proven historical payment record as described below for the relevant service or product. If collectability cannot be reasonably assured, especially for sales to distributors for which no historical payment record exists, revenue starts to be recognized upon the collection of cash attributable to the revenue.

Ambow Online, Ambow Yuhua, and Shandong Software Companies, Suzhou Yisi Chuangyi Technology Co., Ltd. (“Suzhou Career Enhancement”), which are the companies from which the Group sells its software products, are each subject to 17% value added tax (“VAT”) for the revenues from software products sold in the PRC. Companies that fulfill certain criteria set by the relevant authorities including developing their own software products and registering the software product with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess of VAT paid over 3% of net revenues.

For all years presented, Ambow Online and the Shandong Software Companies have met these criteria and therefore were entitled to the VAT refund. Ambow Yuhua has met these criteria and was entitled to the VAT refund since 2011.

The Group has adopted gross presentation for VAT, by which VAT is included in revenues and cost of revenues, because the Group considers its VAT obligation and its entitlement to VAT refund as one integrated preferential VAT policy.

In 2012, management gradually suspended the sales of software products.

r. Cost of revenues

Cost of revenues for educational programs and services primarily consist of teaching fees and performance-linked bonuses paid to the teachers, rental payments for the schools and learning centers, depreciation and amortization of property, equipment and land use rights used in the provision of educational services, and costs of educational materials.

Cost of revenues for software products primarily consists of raw material costs of compact disks and packaging and license fees. The Group recorded costs incurred duplicating the computer software, documentation, and training materials from the product masters and for physically packaging the product for distribution, and these relative costs incurred were charged to cost of sales when revenue from the sale of those units was recognized. The license fee was charged to cost of revenues over the license period on a straight-line basis.

s. Leases

Operating lease

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Minimum lease payments, including scheduled rent increases, made under operating leases are charged to the consolidated statements of operations and other comprehensive income (loss) on a straight-line basis over the lease term. Contingent rentals are excluded from minimum lease payments, and are recognized as expense when the achievement of the specified target is considered probable.

Capital lease

When the lease term is equal to 75 percent or more of the estimated economic life of the leased property, the lease is classified as a capital lease, where the lessee assumes substantially all the benefits and risks of ownership. The depreciation is calculated on a straight-line basis over the estimated useful lives of leased property.

In a capital lease, assets and liabilities are recorded at the amount of the lesser of (a) the fair value of the leased asset at the inception of the lease or (b) the present value of the minimum lease payments (excluding executing costs) over the lease term. Recorded assets are depreciated over their estimated useful lives. During the lease term, each minimum lease payment is allocated between a reduction of the obligation and interest expense to produce a constant periodic rate of interest on the remaining balance of the obligation.

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

Capitalized internal use software and website development costs are included in intangible assets.

u. Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses of continuing operations were RMB 70,521, RMB 138,825 and RMB 284,483 for the years ended December 31, 2010, 2011 and 2012, respectively, and have been included as part of selling and marketing expenses.

v. Foreign currency translation and transactions

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

w. Foreign currency risk

The RMB is regulated by the PRC government and is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of PRC, controls the conversion of RMB into foreign currencies. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Further, the value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC Foreign Exchange Trading System market.

x. Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, borrowings and amounts due from and due to related parties. The carrying values of the financial instruments approximate their fair values due to their short-term maturities. In addition, accounts payable arising from school acquisitions are determined based on the incremental borrowing rate discounted using the effective interest method.

y. Net income (loss) per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their respective participating rights. All of the preferred shares of the Company are participating securities on a fixed basis. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive. Ordinary shares equivalent are also excluded from the calculation in loss periods, as their effects would be anti-dilutive.

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

aa. Uncertain tax positions

The Group adopted the guidance on accounting for uncertainty in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Group believes that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. The Group adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. See Note 17 (c)-”Income Taxes” for additional information. For the years ended December 31, 2010, 2011 and 2012, the Group did not have any interest and penalties associated with tax positions. See Note 17 for details of the Group’s tax position as of December 31, 2012.

bb. Comprehensive income

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments.

cc. Share-based compensation

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

Cost of services received from non-employees is measured at fair value at the earlier of the performance commitment date or the date service is completed and recognized over the period the service is provided. To the extent the Group recognizes any cost of service prior to the time the non-employees complete their performance, any interim measurements that the Group makes during the performance period are made at the then current fair values of equity instruments at each of those interim financial reporting dates.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

dd. Business combinations

The assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree is recognized at the acquisition date, measured at their fair values as of that date. In a business combination achieved in stages, the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, are recognized at the full amounts of their fair values.

Deferred tax liability and asset were recognized for the deferred tax consequences of differences between the tax bases and the recognized values of assets acquired and liabilities assumed in a business combination.

Goodwill represents the excess of the fair value of consideration transferred (plus the fair value of the non-controlling interest, if any) over fair value of the net assets acquired (including recognized intangibles).

ee. Long-lived assets to be disposed of

For a long-lived asset to be disposed of other than by sale the Group continues to classify such long-lived asset as held and used until it is disposed of.  When a long-lived asset ceases to be used, the carrying amount of the asset is written down to its salvage value, if any.

The Group classifies a long-lived asset or disposal group to be sold as held for sale in the period in which all six criteria are met: (1) a plan to sell the asset has been committed to by management; (2) the asset can be sold in its current condition; (3) an active plan has been initiated to find a buyer; (4) it is probable that the asset will be sold and the sale will be completed within one year and will qualify as a complete sale; (5) the sales price is reasonable relative to the asset’s current fair value and the entity is actively marketing the asset; and (6) it is unlikely that the plan to sell the asset will be withdraw or changed significantly.

A long-lived asset or disposal group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and it is presented separately in the balance sheets.  Long-lived assets reclassified as held for sale are not depreciated or amortized.  The Group accounts for a component of the Group that has been disposed of or is classified as held for sale and has operations and cash flows that can be clearly distinguished from the rest of the Group. Such component is reported as discontinued operations.  In the period in which a component has been disposed of or classified as held for sale, the results of operations, including any gain or loss after tax recognized, less applicable income taxes (benefit), for the periods presented are reclassified into line items of income separately from net income (loss) from continuing operations before extraordinary items (if applicable), in the statements of operations and other comprehensive income (loss).

For a component of the Group that either has been disposed of or is classified as held for sale, the Group accounted for the result of operations of the component as a discontinued operation when (1) the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Group as a result of the disposal transaction; and (2) the Group will not have any significant continuing involvement in the operations of the component after the disposal transaction.

ff. Loss contingencies

An estimated loss contingency is accrued and charged to the consolidated statements of operations and other comprehensive income (loss) if both of the following conditions are met: (1) Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss; (2) The amount of loss can be reasonably estimated.

The Group reviews its contingent issues on a timely basis to identify whether the above conditions are met.

gg. Recently issued accounting pronouncements

In April 2014, the FASB issued ASU No.2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to disclose additional information about disposal transactions that do not meet the discontinued-operations criteria. ASU 2014-08 provides more decision-useful information to users and to elevate the threshold for a disposal transaction to qualify as a discontinued operation. This Update is effective when all disposals (or classifications as held for sale) of components of an entity and all businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within annual period beginning on or after December 15, 2014, and interim periods within those years. The Group is currently assessing the impact on its consolidated results of operations or financial position.

Recently issued ASUs by the FASB, except for the ones mentioned above, do not have significant impact on the company’s consolidated results of operations or financial position.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB

Accounts receivable	121,464	102,490
Less: Allowance for doubtful accounts	(14,639)	(34,584)
Accounts receivable, net	106,825	67,906

Allowance for doubtful accounts:

	As of December 31,
	2011	2012
	RMB	RMB
Balance at beginning of year	(458)	(14,639)
Addition	(14,181)	(24,796)
Written off	—	4,851
Balance at end of year	(14,639)	(34,584)

5. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid and other current assets consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB

Deposits for acquisition (Note i)	76,707	21,998
Current portion of prepaid advertising expense	72,080	12,755
Prepayment for new training center project (Note iii)	65,609	—
Receivables arising from the termination of arrangements	54,000	12,037
Amount due from Xihua Group (Note i & ii)	44,061	75,100
Value added tax refundable	45,800	34,879
Rental deposits	24,265	28,456
Receivables resulting from disposals (Note 24 (a))	35,000	14,000
Receivable from Zhenjiang operating rights (Note iv)	35,000	35,000
Prepaid rental fees	28,433	30,566
Prepayment for cooperative rights to cooperating universities	2,596	177
Staff advances	8,891	8,940
Prepaid professional services fees	8,475	1,902
Due from owners	—	4,299
Others	56,534	59,182
Total before allowance for doubtful accounts	557,451	339,291
Less: allowance for doubtful accounts (Note v)	—	(7,700)
Total	557,451	331,591

Allowance for doubtful accounts:

	As of December 31,
	2011	2012
	RMB	RMB

Balance at beginning of year	—	—
Addition	—	(255,643)
Written off	—	247,943
Balance at end of year	—	(7,700)

Written off for the year ended December 31, 2012

	As of December 31,
	2011	2012
	RMB	RMB

Arising from Subsequent Receivable Transfer Agreements (Note i)	—
Deposits for acquisition	—	33,800
Receivables arising from the termination of arrangements	—	16,000
Amount due from Xihua Group	—	76,880
Other deemed not recoverable
Deposits for acquisition	—	23,701
Amount due from Xihua Group (Note ii)	—	46,829
Due from former owners		27,056
Others	—	23,677
Total	—	247,943

(Note i) Due to uncollectable deposits for terminated contracts and worse financial position of debtors, in March 2013, the Group entered into a Receivable Transfer Agreement to Suzhou Qingrun Guarantee Company Ltd (“Suzhou Qingrun”) to transfer certain receivable amounting to RMB 164,680, in which RMB 161,180 and RMB 3,500 are related to Prepaid and other current assets and Other non-current assets; respectively. The total consideration was RMB 35,000. Table below summarizes the amount of receivable transferred and consideration allocated based on management’s estimation on the recoverability. As a result, the excess portion of consideration amounting of RMB 126,680 and RMB 3,000 was written off for prepaid and other current assets and other non-current assets, respectively.

	As of December 31, 2012
	Amount transferred	Consideration allocated
	RMB	RMB

Prepaid and other current assets
Deposits for acquisition	40,000	6,200
Receivables arising from the termination of arrangements	19,000	3,000
Amount due from Xihua Group	102,180	25,300
Other non-current assets	3,500	500
Total	164,680	35,000

(Note ii) As of December 31, 2012, the original amounts due from Xihua Group was RMB 198,809, among which RMB 102,180 has been subsequently transferred (see Note (i)) with consideration allocated of RMB 25,300. As of December 31, 2012, the payable balance recorded by a subsidiary prior to its acquisition by the Group with indemnity by Xihua Group amounted to RMB 49,800, therefore, no provision was made for the indemnity. As a result, the total recoverable receivable is RMB 75,100, and the remaining balance was deemed not recoverable and was fully written off as of December 31, 2012.

(Note iii) The balance includes prepayment for the training center project in Tianjin of RMB 65,609, which was fully reclassified to other non-current assets (See Note 10 iii) based on management’s evaluation of the collectability for an extended period of time.

(Note iv) The balance represented the prepaid operating rights mostly to the Zhenjiang Foreign Language School. The Group started a negotiation of returning the operating right back to the original owner, Zhenjiang Education Investment Center in the third quarter of 2011. As result, the prepaid operating right has been reclassified as receivable since then. As of December 31, 2011 and 2012, the payable balance to Zhenjiang Foreign Language School amounted to RMB 34,603 and RMB 36,770, respectively; therefore, no provision was made.

(Note v) Allowance for doubtful accounts as of December 31, 2012 was mostly related to deposit for establishing schools of Guangzhou ZS Career Enhancement due to broken relationship with former owner.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB

Buildings	220,767	303,804
Capital lease of property	12,000	52,133
Motor vehicles	15,370	10,527
Office and computer equipment	141,126	149,064
Leasehold improvements	229,333	198,656
	618,596	714,184
Less: accumulated depreciation	(131,102)	(187,513)
Add: construction in progress	4,899	786
Total	492,393	527,457

For the year ended December 31, 2012, the Group recorded an impairment loss of RMB 130,545 on its property and equipment due to the decline of business. The impairment was mostly related to Dalian Career Enhancement (“Dalian Xiwang”) and Guangzhou ZS Career Enhancement of the Career Enhancement segment based on the impairment test by the management assisted with an independent valuation specialist adopting income approach. There was no impairment loss for the year ended December 31, 2010 and 2011, respectively.

For the years ended December 31, 2010, 2011 and 2012, depreciation expenses of continuing operations were RMB 29,313, RMB 43,763 and RMB 76,811, respectively, which were recorded in cost of revenues, selling and marketing expenses and general and administrative expenses.

The capital leases of property included in Buildings were related to Ambow Beijing campus and Shenyang K-12 School of which the original amounts were RMB 40,133 and RMB 12,000 respectively. The inception date of the capital leases was March 1, 2012 and December 30, 2010 respectively. As at December 31, 2011 and 2012, the accumulated depreciations were RMB 750 and RMB 2,554 respectively. For the years ended December 31, 2010, 2011 and 2012, depreciation expenses were nil, RMB 600 and RMB 1,804 respectively and recorded in cost of revenues. There is no future lease payment as of December 31, 2012.

As of December 31, 2012, the Group is in the process of applying for the building ownership certificates for certain buildings with a total net carrying value of approximately RMB 56,890.

7. LAND USE RIGHTS, NET

Land use rights consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB

Land use rights	141,418	141,418
Less: accumulated amortization	(9,274)	(12,652)
Land use rights, net	132,144	128,766

Amortization expenses for land use rights of continuing operations amounted to RMB 4,010, RMB 3,278 and RMB 3,378 for the years ended December 31, 2010, 2011 and 2012, respectively, and are recorded in cost of revenues and general and administrative expenses.

Based on the current land use rights held, future amortization expenses of continuing operations are estimated to be RMB 3,378 per year for each of the next five years through December 31, 2017.

8. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB

Gross carrying amount
Trade name	363,559	174,944
Student populations	74,740	82,440
Software	87,304	93,203
Customer relationship	7,390	7,390
Cooperative agreement*	5,263	5,263
Favorable lease	63,237	63,237
Non-compete agreement	3,188	3,188
	604,681	429,665
Less: Accumulated amortization
Trade name	—	—
Student populations	(47,933)	(62,295)
Software	(49,043)	(60,181)
Customer relationship	(1,090)	(2,235)
Cooperative agreement	(670)	(1,346)
Favorable lease	(7,135)	(10,652)
Non-compete agreement	(95)	(198)
	(105,966)	(136,907)
Intangible assets, net
Trade name	363,559	174,944
Student populations	26,807	20,145
Software	38,261	33,022
Customer relationship	6,300	5,155
Cooperative agreement*	4,593	3,917
Favorable lease	56,102	52,585
Non-compete agreement	3,093	2,990
	498,715	292,758

*In connection with the acquisitions completed in 2009 and 2011, the Group identified certain cooperative agreements as intangible assets, which were entered into by the sellers prior to the acquisitions. These cooperative agreements offer the Group the right to be affiliated with certain reputable universities in PRC.

For the year ended December 31, 2012, the Group recorded an impairment loss related to trade name of RMB 188,835 and related to software of RMB 2,781 on its intangible assets due to the negative publicity in media. The impairment was mostly related to Tutoring and Career Enhancement segments based on the impairment test adopting income approach. There was no impairment loss for the year ended December 31, 2010 and 2011, respectively.

Amortization expenses for intangible assets of continuing operations amounted to RMB 34,654, RMB 49,043 and RMB 34,274 for the years ended December 31, 2010, 2011 and 2012, respectively, of which RMB 16,900, RMB 16,560, and RMB 14,265 are included in cost of sales and the remaining is included in general and administrative expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the future annual periods is as follows: 2013: RMB 28,537, 2014: RMB 20,115, 2015: RMB 11,757, 2016: RMB 9,276, 2017: RMB 4,916 and cumulatively thereafter: RMB 43,213.

For the years ended December 31, 2010, 2011 and 2012, the Group capitalized certain internal use software development costs of continuing operations totaling approximately RMB 25,536, RMB 9,973, and RMB 13,369, respectively. The estimated useful life of costs capitalized is evaluated for each specific project as four- five years. For the years ended December 31, 2010, 2011 and 2012, the amortization of capitalized costs amounted to approximately RMB 4,409, RMB 10,007, and RMB 12,645, respectively, and have been included as part of general and administrative expenses and research and development expenses.

9. GOODWILL

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2011 and 2012 were as follows:

	Better Schools			Better Jobs
	Tutoring	K-12 Schools	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	370,489	250,542	621,031	148,831	769,862
Goodwill acquired during the year	100,266	—	100,266	266,963	367,229
Goodwill impairment on assets held for use (Note (i))	—	(25,336)	(25,336)	—	(25,336)
Foreign currency translation adjustments	(15,855)	(5,030)	(20,885)	(6,719)	(27,604)
Balance as of December 31, 2011	454,900	220,176	675,076	409,075	1,084,151
Goodwill acquired during the year (Note 22 (8))	70,580	—	70,580	—	70,580
Goodwill impairment (Note (ii))	(99,343)	(34,123)	(133,466)	(345,244)	(478,710)
Foreign currency translation adjustments	(754)	(239)	(993)	(352)	(1,345)
Balance as of December 31, 2012	425,383	185,814	611,197	63,479	674,676

Note (i) As set out in Note 25,the Company plans to dispose of 21st School. Due to the Company’s significant continuing involvement in the school beyond the disposal date the school remains as held for use. Due to the decision to dispose of the school and enter into an agreement for the operating rights, 21st School was classified as a separate asset group, resulted in an impairment loss of RMB 25,336 on 21st school which should be allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. However, as the impairment loss that can be allocated to any individual long-lived asset is limited to its fair value, all of this impairment charge was allocated to the goodwill of the 21st School reporting unit.

Note (ii) In light of the following changed fact and circumstances, which indicated a potential impairment loss on the goodwill of reporting units, the internal investigation (see Note 29(8)) influenced the Group’s financing activity, whereas the operating activities were affected by the decline of software sales business. Due to lack of financing, the Group suspended its investment plan which was not anticipated in the 2011 impairment assessments. The Group therefore performed an impairment analysis for the reporting units as of September 30, 2012. The Group performed the first step of its goodwill impairment test and determined that the carrying value of the reporting units exceeded their fair value.  The fair value of the reporting units was estimated using a discounted cash flow method. The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the reporting units, appropriate discount rates in the range from 16% to 17%, terminal growth rate of 3% and etc.  Having determined that the goodwill was potentially impaired, the Group began performing the second step of the goodwill impairment analysis which involved calculating the implied fair value of the goodwill by allocating the fair value of the reporting units to all of their assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. Accordingly, the Group recorded impairment losses of RMB 478,710 against the goodwill allocated to the reporting units for the year ended December 31, 2012.

10. OTHER NON-CURRENT ASSETS, NET

Other non-current assets consisted of the following:

	As of December 31
	2011	2012
	RMB	RMB

Prepaid long-term lease (Note (i))	191,600	111,087
Deposit for training centers under construction (Note (ii))	65,001	30,366
Prepaid leasehold improvement maintenance fee (Note (ii))	—	23,376
Non-current portion of prepaid advertising fees	46,446	—
Non-current portion of receivables arising from the cancellation of an agreement	7,500	500
Prepayment for new training center project (Note (iii))	—	65,609
Others	9,064	7,769
Other non-current assets, net	319,611	238,707

Note (i) As of December 31, 2011, the balance represented a deposit for a 25-year lease of land and building of Ambow Beijing Campus and a deposit for a 15-year lease of a new Career Enhancement education facility in Guangzhou (“Ambow Guangzhou Campus”). As of December 31, 2012, the balance included prepaid long-term lease of land portion of Ambow Beijing Campus with original amount of RMB 113,519 and prepaid long-term lease of Ambow Guangzhou Campus with original amount of RMB 59,059, respectively. The lease of building portion of Ambow Beijing Campus was classified as property as result of meeting criteria of capital lease. The lease of Ambow Beijing Campus and Ambow Guangzhou Campus start in 2012. During the year of 2012, the Group recognized impairment of RMB 55,825 adopting income approach, due to the decline of business. For the years ended December 31, 2010, 2011 and 2012, amortization expenses of continuing operations was nil, nil and RMB 5,666 respectively.

Note (ii) During the year ended December 31, 2011, the Group entered into an agreement with a third-party contractor to build new training centers ready to be operated by the Group in 2011 and 2012. Under this original agreement, the responsibility for decorating, renting, and running the training centers would be split between the two parties. As of December 31, 2011, deposits totaling RMB 92,834 had been paid pursuant to this agreement, of which RMB 27,833 was capitalized as leasehold improvements in connection with new training centers which were completed and transferred to the Group to operate before December 31, 2011.

On March 23, 2012, the Group signed a new agreement to terminate the previous arrangement with this third party contractor and transfer all responsibilities for the centers to the Group.  Under this termination agreement, the Group agreed to pay approximately RMB 139,400 (inclusive of the cumulative deposits already paid) to take over all the 18 training centers which the third party contractor has built for the Group, to acquire 16 training centers which the same third party contractor had operated independently, and to acquire 8 years’ maintenance service provided the third party contractor for the 34 training centers. The cost of the 8-year’s maintenance service was 26,267 and accumulated amortization was 2,891 as of December 31, 2012. Pursuant to the agreement, the Group paid additional approximately RMB 46,566 to the third party contractor in 2012. The acquisition of the 16 training centers was recognized as business combination as described in Note 22. The transactions were completed as of December 31, 2012.

At the same time, the Group entered into other agreements with this third party contractor to build another 39 new training centers. Pursuant to these agreements, the Group paid to the third party contractor a deposit of approximately RMB 54,870 and 12 training centers with cost of approximately RMB 24,504 were delivered to the Group as of December 31, 2012.

Note (iii) The balance includes prepayment for the Tianjin Campus of RMB 65,609 which was reclassified from prepaid and other current assets (See Note 5 (iii)).

11. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB

Business tax, VAT and others	105,216	90,944
Accrued payroll and welfare	71,665	84,547
Current portion of consideration payable for acquisitions	54,762	15,270
Payable balance with indemnity by Xihua Group (Note 5(ii))	49,800	49,800
Accrual for rental	35,128	38,688
Professional service fees payable	21,815	21,824
Amounts due to cooperating partners	9,982	16,908
Payable to Zhenjiang Foreign Language School (Note 5(iv))	34,603	36,770
Receipt in advance (Note i)	14,468	32,601
Payable arising from the cancellation of an agreement (Note ii)	14,440	—
Due to former owners (Note iii)	—	2,856
Others	37,394	37,427
Total	449,273	427,635

(Note i) As of December 31, 2012, the deposits from 21st School amounting to RMB 6,911 was included in payments in advance.

(Note ii) In relation to cancellation of an agreement with Guangzhou Modern Olympic Training School, which was settled during the year ended December 31, 2012.

(Note iii)  The balance included the amounts due to former owners of subsidiaries who were no longer classified as the Group’s related parties (See Note 23).

12. SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

	As of December 31
	2011	2012
	RMB	RMB

Unsecured short-term bank loans	60,000	60,000

As of December 31, 2012, the Group has the following unsecured short-term bank loans:

•                  RMB 20,000 with a maturity date of April 13, 2013 and bearing interest at 7.22% per annum.

•                  RMB 20,000 with a maturity date of May 14, 2013 and bearing interest at 7.22% per annum.

•                  RMB 20,000 with a maturity date of July 16, 2013 and bearing interest at 6.60% per annum.

The above short-term borrowings incurred interest expenses for the years ended December 31, 2010, 2011 and 2012 amounting to RMB 3,914, RMB 4,685 and RMB 4,365, respectively. There were neither capitalization as additions to construction in-progress nor guarantee fees for each of three years ended December 31, 2012. The weighted average interest rate of bank loans outstanding was 5.63% per annum and 6.87% per annum as of December 31, 2011 and 2012, respectively. The fair values of the short-term bank loans approximate their carrying amounts.

The above unsecured short-term bank loans have been repaid on their maturity dates.

13. CONVERTIBLE LOAN

On June 12, 2012 and October 24, 2012, the Group finalized a loan agreement amounting to RMB 125,710 (US$ 20,000) (“Loan Agreement”) with International Finance Corporation (“IFC”), in which IFC granted the Group a convertible loan (“IFC Loan”). IFC may at its option convert a minimum of $1,000 or its integral multiple of IFC Loan in whole or in part, at any time prior to the fifth anniversary of the date of the first disbursement of the IFC Loan, into Class A Ordinary Shares at the conversion price of $10, subject to dilution protection adjustment and registration or an exemption from registration under the Securities Act.

IFC Loan bears variable rate of 4.5% per annum above 6-month LIBOR, subject to step down provision as follow:

(i)                  Within 12 months from the date of the Loan Agreement, 3.5% for future IFC Loan interest payments if the Borrower’s ADSs trade at an average trading price of US$ 7.0 or above for any 3 consecutive months period; and

(ii)               At any time prior to the fifth anniversary of the date of the first disbursement of the IFC Loan, 3% for future IFC Loan interest payments if the Borrower’s ADSs trade at an average trading price of US$ 12.0 or above for any 4 consecutive months period.

The IFC loan was disbursed to the Group on October 22, 2012, with repayment schedule of 2 equal semi-annual installments starting on November 15, 2017.  The IFC Loan was not allowed to pay back in advance of the payment schedule.

Management has determined that the conversion feature embedded in the convertible loan should not be bifurcated and accounted for as a derivative, since the embedded conversion feature is indexed to the Company’s own stock and would have been classified in shareholders’ equity if it were a free-standing derivative instrument.

Since the conversion price of the IFC Loan exceeds the market price of the Company’s ordinary shares on the date of issuance, no portion of the proceeds from the issuance was accounted for as the beneficial conversion feature, and was treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component. Costs incurred by the Company that were directly attributable to the issuance of IFC Loan amounting to approximately RMB 3,563 (US$567), were deferred and being charged to the consolidated statements of operations and other comprehensive income (loss) using the effective interest rate method.  The front fee paid to IFC amounting to RMB 4,881 (US$774) is treated as debt discount deducting the proceeds at inception and accretion during the loan period with effective interest method.

Management further determined that the interest rate change feature (“IRCF”) embedded in the convertible loan is required to be bifurcated and accounted for as a derivative asset.  The fair value of the IRCF as of issuance date was RMB 384 (US$ 61) and bifurcated from the Loan of RMB 125,710 (US$ 20,000) and included in debt discount, which is amortized over the approximately six-year period the IFC Loan are expected to be outstanding using the effective interest rate method.  The fair value of the IRCF decreased to RMB 181 (US$ 28) as of December 31, 2012.  The change of RMB 202 (US$ 32) in the fair value of the embedded derivative assets was recognized as interest expense from revaluation of embedded derivative in the consolidated statements of operations and other comprehensive income (loss).

The Convertible loan as of December 31, 2011 and 2012 are summarized in the following table:

	As of December 31
	2011	2012
	RMB	RMB

Principal IFC loan	—	125,710
Unamortized discount	—	(4,554)
Net carrying amount	—	121,156

In connection with the Loan Agreement, the Company signed a registration rights agreement, which requires a liquidated damages in the amount of 0.5% of the aggregate outstanding principal amount of the IFC Loan for each 30 day period subject to a liquidated damages cap of 6.0% of the aggregate outstanding principal amount of the IFC Loan, should the Company fail to comply with the following significant terms:

(i) Requires registration statement to be declared effective within 30 days of disbursement of the IFC Loan in the event there are no SEC comments, and within 90 days of disbursement of the IFC Loan in the event there are SEC comments (the “Effectiveness Deadline”).

(ii) Requires the Company to maintain the effectiveness of the registration statement until the earlier of (a) the date when all registrable securities have been resold, (b) the date when all registrable securities may be resold under Rule 144 without regard to information, volume or manner of sale requirements or (c) the date one year after the IFC Loan is converted into ordinary shares.

As of December 31, 2012, Management estimated the impact of the liquidated damage is immaterial and no such liability was accrued.

The Loan Agreement requires certain financial covenants, and the Group is not in compliance with loan covenants as of December 31, 2012. IFC may require the Group to immediately repay the IFC Loan. The IFC Loan was callable as of December 31, 2012 and was classified as current liabilities accordingly.

14. ORDINARY SHARES

Upon completion of the Company’s initial public offering (“IPO”) in August 2010, 7,500,000 American depositary shares (“ADSs”) were issued through the IPO, and the selling shareholders offered an additional 3,177,207 ADSs. Each ADS represents two Class A ordinary shares, par value US$ 0.0001 per share. 80,755,877 Class B Ordinary shares were issued upon conversion of all convertible preferred shares at a par value of US$ 0.0001 per share.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for the following:

(i)             Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible to one Class A ordinary share at any time; and

(ii)          Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Upon any sale, pledge, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder or an affiliate of the Company, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares without payment of additional consideration.

As of December 31, 2011 there were 49,088,096 and 95,392,968 Class A and Class B ordinary shares issued and outstanding, respectively.

In 2012, there were 1,494,420 Class A ordinary shares issued and 4,786,125 Class B ordinary shares converted to Class A ordinary shares. As of December 31, 2012, there were 55,368,641 and 90,606,843 Class A and Class B ordinary shares issued and outstanding, respectively.

15. WARRANTS

In December 2005, in conjunction with the placement of Series B convertible preferred shares, the Company issued the placement agent with warrants to purchase an aggregate of 196,731 Series B Preferred Shares at an exercise price of US$ 2.24 per share (590,193 Series B Preferred Shares at an exercise price of US$ 0.75 per share, as adjusted for the 1 for 3 share exchange in July 2007). These warrants were to expire upon the earlier of (i) five years after their issuance, or (ii) the initial public offering of the Company’s equity securities. The warrants were initially recorded as a liability based on their estimated fair value. Since July 20, 2007, the Series B convertible preferred shares were no longer redeemable and the warrants were reclassified from a liability to equity, with re-measured fair value amounting to RMB 2,737 (US$ 393) on July 20, 2007. In August 2010, all the 196,731 warrant were exercised at US$ 0.75 to purchase 590,193 ordinary shares on the 1 for 3 share exchange basis.

In July 2011, the Company granted 500,000 warrants to one of the consultants to purchase 500,000 Class A ordinary shares of the Company in exchange for services provided. Compensation cost was recognized based upon the fair value of the grant date. See Note 16 for additional information. In 2012 the consultant joined in the company as senior management, therefore this amount was combined in share-based compensation.

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

Warrants

In 2011, the Company granted 500,000 warrants to one of the senior management to purchase 500,000 Class A ordinary shares of the Company. The warrant awards vest on a quarterly basis over one year continuous service period, and will expire after eighteen months after the date of grant. The exercise price per share is RMB 19.01, which was the fair market value of the Company’s ordinary shares on the date of Board of Director’s approval. The aggregate intrinsic value of warrants outstanding and exercisable was RMB 1,679 and nil as at December 31 2011 and 2012 respectively. The substance of this grant is similar to the grant of an option; this grant was accounted for as share-based compensation under ASC 718.

As of December 31, 2011 and 2012, options granted to employees to purchase 14,987,302 and 14,109,687 shares of ordinary shares and to non-employees to purchase 1,775,000 and 2,043,625 shares of ordinary shares were outstanding, and options to purchase 20,605,963 and 19,693,783 ordinary shares were still available for future grants. It is the Company’s policy to issue new shares upon share option exercise.

A summary of the share option activity as of December 31, 2010, 2011 and 2012 is as follows:

	Year ended December 31, 2010				Year ended December 31, 2011				Year ended December 31, 2012
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	11,921,485	8.01	6.9	253,681	18,321,585	15.90	7.1	553,155	16,762,302	17.25	6.5	85,750
Granted	6,701,100	31.61	—	(5,341)	992,700	32.91	—	(12,449)	2,205,250	20.76	—	—
Exercised	—	—	—	—	(1,914,088)	1.47	—	36,433	(1,494,420)	5.12	—	5,856
Forfeited or expired	(301,000)	21.43	—	—	(637,895)	27.73	—	—	(1,319,820)	24.75	—	—
Outstanding at end of year	18,321,585	15.90	7.1	553,155	16,762,302	17.25	6.5	85,750	16,153,312	18.30	5.9	29,114
Exercisable at end of year	9,521,087	4.97	5.5	391,562	11,733,255	12.66	5.8	113,896	12,963,768	16.25	5.4	29,112
Expected to vested at end of year									2,291,313	28.37	7.5	—

A summary of unvested options under the employee share option plan as of December 31, 2012, and changes during the year then ended is presented as follows:

	Year ended December 31, 2012
	Shares	Weighted Average Grant-date fair value
Unvested at January 1, 2012	5,801,488	11.30
Granted	2,205,250	12.42
Vested	(3,632,765)	11.32
Forfeited	(889,054)	10.65
Unvested at December 31, 2012	3,484,919	11.91

Management of the Group is responsible for determining the fair value of options and warrants granted and has considered a number of factors when making this determination, including valuations. Before May 2011, fair values of option awards to employee were estimated as of the date of grant using the Black-Scholes option valuation model. With a number of employees exercising their vested options in 2011, management has reassessed the exercise pattern and determined that going forward a Binomial Pricing model is a better model for estimating the fair values of options and warrants. Starting from May 2011, the fair values of option and warrants awards to employee were estimated as of the date of grant using the Binomial Pricing model. The Binominal Pricing model typically incorporates a large number of very short time periods to reflect a realistic range of possible prices that a share could achieve over the option’s contractual term, which could result in several hundred total nodes. In addition, various probabilities could be assigned to each node to reflect the impact that a node is expected to have in conjunction with exercise and post-vesting termination assumption. Key inputs used in the Binomial Pricing model including: current stock price, exercise price, contractual life, risk free rate, expected volatility, exercise multiple, and post-vesting forfeit.  Expected volatility is estimated based on historical volatility of comparable public companies for the period before the grant date with length commensurate to expected term of the options. The risk free rate is estimated based on the yield to maturity of PRC Sovereign bonds denominated in USD as at the grant date. Exercise multiple is the ratio of fair value of stock over the exercise price as at the time the option is exercises. The post vesting forfeit rate was based on historical statistical data of the Company. Assumptions used in the Binomial Pricing model are presented below:

	Year ended December 31, 2011	Year ended December 31, 2012
Risk-free rate of return	1.20%~4.40%	3.2%~3.26%
Exercise multiple (applicable to awards granted to employees only)	2~3	2~3
Post-vesting forfeiture rate (applicable to awards granted to employees only)	3%	0%~1%
Expected term	1.5~10	1.5~10
Volatility rate	41.00%~50.00%	47%
Weighted average volatility rate	46.54%	47%
Dividend yield	—	—

The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable and requires the input of subjective assumptions, including the expected stock price volatility and estimated option life. Expected volatility is estimated based on historical volatility of comparable public companies for the period before the grant date with length commensurate to expected term of the options. Expected term is the period the options is expected to remain unexercised. The risk free rate is estimated based on the yield to maturity of PRC Sovereign bonds denominated in USD as at the grant date. No dividends were assumed in the Company’s estimated option values. Assumptions used in the Black-Scholes model are presented below:

Year ended December 31, 2010
Risk-free rate of return	2.04%~4.24%
Expected term	4.2~10.0
Volatility rate	45.80%~52.10%
Weighted average volatility rate	47.42%
Dividend yield	—

The Company estimates the forfeiture rate to be 14% for the share options granted as of December 31, 2010, 2011 and 2012.

The Company recorded share-based compensation expenses of RMB 34,214, RMB 33,348 and RMB 34,971 during the years ended December 31, 2010, 2011 and 2012, respectively, attributed based on a straight-line basis over the requisite service period for the entire award. Total fair values of option and warrants vested were RMB 14,535, RMB 48,414 and RMB 40,075 for employees and RMB 3,778, RMB 2,015 and RMB 1,059 for non-employees during the years ended December 31, 2010, 2011 and 2012, respectively. Weighted average grant date fair values per share are RMB 15.07, RMB 7.13 and RMB 12.42 during the years ended December 31, 2010, 2011 and 2012. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset during the years ended December 31, 2010, 2011 and 2012.

As of December 31, 2012, there was RMB 43,389 of total unrecognized compensation expense related to non-vested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.84 years. During 2012, the Company has received RMB 7,751 as the proceeds of option exercise from employee and non-employee.

17. TAXATION

a. VAT

Ambow Online, Ambow Yuhua, Shandong Software Companies, Suzhou Yisichuangyi Technology Co., Ltd. (“Suzhou Career Enhancement”) are each subject to 17% VAT for the revenues from software products sold in the PRC. Companies that fulfill certain criteria set by the relevant authorities including developing their own software products and registering the software product with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess of VAT paid over 3% of net revenues.

For all years presented, Ambow Online and the Shandong Software Companies have met these criteria and therefore were entitled to the VAT refund. Ambow Yuhua has met these criteria and was entitled to the VAT refund since 2011. For the years ended December 31, 2010, 2011 and 2012, the VAT payable amounted to approximately RMB 10,198, RMB 10,161and RMB 1,153, respectively.

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax on selected sectors in Shanghai effective January 1, 2012, in Beijing effective September 1, 2012, in Tianjin effective December 1, 2012. The value-added tax rate applicable to the subsidiaries and consolidated variable interest entities of the Group in Shanghai, Beijing and Shenzhen is 6% as compared to the 5% business tax rate, which was applicable prior to the reform.

b. Business tax

In PRC, business taxes are imposed by the government on the revenues arising from the provision of taxable services, the transfer of intangible assets and the sale of immovable properties in PRC. The business tax rate varies depending on the nature of the revenues. Other than revenues generated from degree oriented educational activities provided by private schools that are accredited to issue diplomas or degree certificates recognized by the Ministry of Education of the PRC which are exempted from business tax, the applicable business tax rate for the Group’s revenues generally ranges from 3% to 5%. Business tax and related surcharges are deducted from revenues before arriving at net revenues.

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

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5%.

PRC

Significant components of the provision for income taxes on earnings for the years ended December 31, 2010, 2011 and 2012 are as follows:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Current:
PRC	51,812	55,249	58,218
Deferred:
PRC	(13,962)	(16,408)	(116,986)

Provision for income tax expenses (benefits)	37,850	38,841	(58,768)

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

CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE to its immediate holding company outside of PRC. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company satisfies the criteria of beneficial owner as set out in Circular Guoshuihan [2009] No. 601. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a circular, which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the CIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to CIT Law and CIT Implementing Regulations, a tax resident enterprise is an entity incorporated in the PRC, or incorporated outside the PRC but its “place of effective management” is in the PRC. The Company assessed and concluded that it does not satisfy the definition of a tax resident enterprise. The Company has further determined that its FIEs in PRC will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIEs in PRC for the years ended December 31, 2010, 2011 and 2012.

Ambow Online was recognized as a “Software Enterprise” and a “High and New Technology Enterprises”, and was exempted from income tax on its profits for 2008 and 2009, and is subject to a 50% reduction in income tax rate from 2010 to 2012. Applicable tax rate for Ambow Online is 12.5% from 2010 to 2012. As a High and New Technology Enterprise, Ambow Online is eligible to enjoy a preferential tax rate of 15% since 2013, but such preferential tax treatment is subject to the tax authority’s annual inspection. If Ambow Online fails to pass the annual inspection, it will be subject to an income tax rate of 25% since that year.

During the years ended December 31, 2010, 2011 and 2012, the aggregate amount and per share effect of the tax holidays are as follows:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

The aggregate amount of tax holidays	(28,285)	(59,580)	—
The aggregate effect on basic and diluted net income per share:
- Basic	(0.33)	(0.42)	—
- Diluted	(0.25)	(0.40)	—

Private schools and colleges

The Group’s companies providing education services are taxed as corporate enterprises as referred to above. Private schools or colleges operated for reasonable returns are subject to income taxes at 25% after January 1, 2008 but are sometimes subject to deemed amounts or rates of income tax to be determined by the relevant tax authorities. In certain cities, schools that were registered as requiring reasonable returns were subject to income tax of between 1.75% to 4.0% on gross revenue or a fixed tax amount.

CIT Law includes specific criteria that need to be met by an entity to qualify as a not-for-profit organization in order to be exempted from corporate income tax. In November 2009, the MOF and SAT jointly issued the “Circular on Management Issues Concerning Not-for-Profit Organizations’ Eligibility for Tax Exemption”. This circular set out further clarification of the requirements for not-for-profit organizations, and stipulated that only not-for-profit organizations certified jointly by finance and taxation authorities are entitled to tax exemption, and the circular shall be implemented as of January 1, 2008. However, as of December 31, 2012 the detailed implementation guidance has not been provided to local tax authorities on how to apply these changes to schools and colleges.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2011	2012
	RMB	RMB

Current deferred tax assets:
Accrued expense	18,159	25,883
Allowance for doubtful accounts	3,500	50,228
Others	425	—
	22,084	76,111
Less: valuation allowance on current deferred tax assets	(5,134)	(59,570)
Total current deferred tax assets, net	16,950	16,541

Non-current deferred tax assets:
Tax loss carried forward	27,372	272,779
Impairment of long-lived tangible assets	—	33,485
Deferred advertising expense	12,186	25,234
Others	3,084	4,065
	42,642	335,563
Less: valuation allowance on non-current deferred tax assets	(37,842)	(281,500)
Total non-current deferred taxes assets, net	4,800	54,063

Non-current deferred tax liabilities:
- Unrecognized valuation surplus and deficit - Acquisition	156,021	164,140
- Unrecognized valuation surplus and deficit - Decrease due to amortization and impairment	(10,794)	(67,063)
- Tax nondeductible long-lived assets	—	46,629
- Tax nondeductible long-lived assets — Decrease due to amortization and impairment	—	(11,862)
Total deferred tax liabilities	145,227	131,844

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2010	2011	2012
	RMB	RMB	RMB
Balance at beginning of the year	16,271	13,313	42,976
Allowance made during the year	7,099	32,668	298,094
Reversals	(10,057)	(3,005)	—
Balance at end of the year	13,313	42,976	341,070

Reconciliation between total income tax expense and the amount computed by applying the weighted average statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2010	2011	2012
	%	%	%
Weighted average statutory tax rate	25%	25%	25%
Tax effect of preferential tax treatments	(14)%	(33)%	—
Tax effect of non-deductible expenses	3%	5%	(2)%
Tax effect of non-taxable income	(1)%	(1)%	—
Tax effect of tax-exempt entities	7%	9%	(2)%
Previous years unrecognized tax effect	—	—	(2)%
Changes in valuation allowance	(2)%	17%	(16)%
Effective tax rates	18%	22%	3%

d. Uncertain tax positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of December 31,
	2010	2011	2012
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	11,913	16,690	20,675
Increases related to current tax positions	4,777	3,985	3,271
Unrecognized tax benefits, end of year	16,690	20,675	23,946

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of FIN 48, now codified as ASC Topic 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities, which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2012.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2007 to 2011 remain subject to examination by the tax authorities.

18. NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Numerator:
Net income (loss) from continuing operations attributable to Ambow Education Holding Ltd.	168,441	142,140	(1,616,602)
Preferred shares redemption value accretion	(94,209)	—	—
Allocation of net income to participating preferred shareholders*	(55,534)	—	—
Numerator for basic income (loss) from continuing operations per share	18,698	142,140	(1,616,602)
Numerator for basic income (loss) from discontinued operations per share	47,591	(120,955)	(4,564)
Numerator for diluted income (loss) from continuing operations per share	18,698	142,140	(1,616,602)
Numerator for diluted income (loss) from discontinued operations per share	47,591	(120,955)	(4,564)
Denominator:
Denominator for basic income (loss) per share weighted average ordinary shares outstanding	85,551,412	142,939,038	145,659,940
Denominator for diluted income (loss) per share weighted average ordinary shares outstanding	112,122,045	150,432,812	145,659,940
Basic income (loss) per share- continuing operations	0.22	0.99	(11.10)
Basic income (loss) per share- discontinued operations	0.56	(0.85)	(0.03)
Diluted income (loss) per share- continuing operations	0.17	0.94	(11.10)
Diluted income (loss) per share- discontinued operations	0.42	(0.85)	(0.03)

*         Net income for the periods has been allocated to preferred shares and ordinary shares based on their respective rights to share in dividends.

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. For the years ended December 31, 2010, 2011 and 2012 no warrants or preferred shares that were anti-dilutive and excluded from the calculation of diluted net income per share. Options that were approximately 7.2 million shares, 9.3 million shares and 11.9 million options which were out-of-money, were anti-dilutive and excluded from the calculation of diluted net income (loss) per share for 2010, 2011 and 2012 respectively. Approximately 4.2 million of options, which were in-the-money were also excluded from the calculation of diluted net loss per share for the year ended December 31, 2012, which was loss period,  and their effects would be anti-dilutive.

19. COMMITMENTS AND CONTINGENCIES

Operating leases

The Group leases offices and classrooms under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases as of December 31, 2012 were as follows:

Amount
RMB

2013	127,029
2014	116,185
2015	78,052
2016	51,817
2017	29,781
Thereafter	116,276
Total	519,140

Rent expenses for all cancelable and non-cancelable leases were approximately RMB 98,913, RMB 131,595 and RMB 192,315 for years ended December 31, 2010, 2011 and 2012, respectively.

Capital commitment

Amount
RMB
Capital commitment for construction of Tianjin Campus	49,391

On March 9, 2011, the Group entered into an agreement with two third parties to build Tianjin Campus and prepaid RMB 65,609 accordingly. According to the agreement, the total investment on this project was RMB 115,000 and the remaining portion would be payable upon the completion of the Campus. However, the construction of the Campus has postponed due to the lack of confidence from the two third parties impacted by the negative publicity of the Company since 2012. Till May of 2014, the management is in the process of negotiating with the two third parties seeking of a solution.

Contingencies

1) Kaidi

In August 2010, Beijing Kaidi Chenguang Education Science Technology Development Co., Ltd. (“Kaidi”) initiated an action against Ambow Shida, and Ambow Online in the Haidian District Court in Beijing, PRC, alleging copyright infringement related to the Group’s Core Ebopo English and Ebopo English products. Kaidi applied to the court for an order that would require the defendants to stop the infringement, apologize publicly and pay the plaintiff damages in the amount of RMB 11.0 million. Ambow Shida and Ambow Online replied to the accusation, and Kaidi voluntarily withdrew the lawsuit after the first hearing for the preliminary evidence. In December 2010, Kaidi re-filed its claim for copyright infringement in the court, against Ambow Shida and Ambow Online. Ambow Shida and Ambow Online replied to the accusation. The court held a hearing to review the preliminary evidence in March 2011, and adjourned the case. On June 18, 2013, the court rejected Kaidi’s appeal. Kaidi re-filed again, on August 28, 2013, the court rejected Kaidi’s appeal and affirmed the original verdict, which is the final verdict. The Group believes it has no further obligation.

2) Mintel

In March 2011, Mintel Learning Technology, Inc. (“Mintel”) filed a complaint against the Company and the Company’s President and CEO, Dr. Jin Huang, in U.S. District Court for the Northern District of California, alleging a claim of trade secret misappropriation. On January 6, 2012, the Court granted Ambow’s motion to dismiss the complaint for failure to state a claim. In an amended complaint filed on January 12, 2012, Mintel dropped its claim against Dr. Huang. Mintel maintained its claim against Ambow for trade secret misappropriation. In an order dated March 8, 2012, the Court denied Ambow’s motion to dismiss the amended complaint. On May 31, 2012, Mintel filed for bankruptcy relief under for Chapter 7 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Central District of California, Heide Kurtz was appointed the Chapter 7 trustee (“Mintel Trustee”). On or about January 21, 2014, the Company and Mintel Trustee reached a tentative settlement, which was formalized on or about February 17, 2014. The key terms of the settlement includes: a) a payment of RMB 817 (US$ 130) to be paid to the Mintel Trustee in two installments (which was fully paid on March 10, 2014); b) the Mintel Trustee agreed to dismiss the Action, with prejudice, no later than June 10, 2014. The Group has recognized the liability of US$100 as of December 31, 2012. And the lawsuit was subsequently dismissed with prejudice on June 10, 2014.

3) Skillsoft

In April 2012, Skillsoft Asia Pacific Pty Ltd (“Skillsoft”) filed a statement of claim against the Company in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. The complaint seeks a declaration that the contract between the Company and Skillsoft remains in full force and effect as well as monetary damages, interest and costs. On 12 December 2013, the Hong Kong court has ordered a summary judgment in favor of Skillsoft for US$ 0.6 million with interest from October 2011, which has been accrued as of December 31, 2012.  In addition, Skillsoft filed two claims: a) on June 7, 2013, seeking a payment of approximately RMB 15,575 (US$ 2,500) for breach of the contract and approximately RMB 12,460 (US$ 2,000) in respect of invoices for pre-paid licensing fees; b) on October 21, 2013 seeking a payment of approximately RMB 12,460 (US$ 2,000) for breach of the contract. A without prejudice offer for settlement was made on 18 June 2014: the Company pays to Skillsoft the sum of US$0.6 million with interest (US$107 as at 12 June 2014) and costs (estimated at HK$ 388 and yet to be agreed). Subsequently the offer of settlement was not accepted by Skillsoft prior to expiry on 3 July 2014 and has accordingly lapsed. The Company believes that it is still too early to assess the potential outcome of Skillsoft’s claim but intends to defend itself vigorously.

4) California allegations

On June 11, 2012, the Company was named as a defendant in a putative securities class action filed in the U.S. District Court for the Central District of California. The complaint also named as defendants current officer of Ambow, Jin Huang, and former officer Paul Chow. On June 22, 2012, a second putative securities class action complaint was filed in the Central District of California against Ambow, Chow and Huang. On November 19, 2012, the Judge issued an order consolidating the two cases and appointing Tianqing Zhang as lead plaintiff. On February 18, 2013, plaintiffs filed a consolidated amended complaint against Ambow and eight individual defendants, sought recovery on behalf of all persons and entities that purchased or otherwise acquired Ambow’s American Depositary Shares on the New York Exchange from the date of its initial public offering on August 5, 2010 through July 5, 2012 for allegedly false and misleading statements concerning Ambow’s operations and financial results in the Company’s public filings with the U.S. Securities and Exchange Commission. On May 3, 2013, plaintiffs filed a second consolidated amended Complaint. On March 17, 2014, plaintiffs filed a third amended complaint asserting the same claims against the same defendants. On March 24, 2014, Judge entered a scheduling order pursuant to which defendants’ motions to dismiss the third amended complaint are due by May 19, 2014. On or around May 12, 2014, counsel for the parties agreed upon the principal terms of a settlement. The settlement provides for a total payment of US$ 1,500 by the Company’s insurer to the plaintiff class, in exchange for complete dismissal and release of all claims that were or could have been asserted in the action against the Company and named defendants.

20. SEGMENT INFORMATION

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

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues, cost of revenues, and gross profit. The CODM does not review balance sheet information to measure the performance of the reportable segments, nor is this part of the segment information regularly provided to the CODM. Revenues, cost of revenues, and gross profit by segment were as follows. Discontinued operations have been excluded from the segment information for periods presented.

For the year ended December 31, 2010

				Better Job
	Better School			Career
	Tutoring	K-12	Subtotal	Enhancement	College*	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	588,098	251,635	839,733	271,350	3,572	274,922	1,114,655
Cost of revenue	(256,212)	(141,942)	(398,154)	(77,238)	(4,393)	(81,631)	(479,785)
Gross profit	331,886	109,693	441,579	194,112	(821)	193,291	634,870

For the year ended December 31, 2011

				Better Job
	Better School			Career
	Tutoring	K-12	Subtotal	Enhancement	College*	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	777,969	270,059	1,048,028	505,202	19,141	524,343	1,572,371
Cost of revenue	(341,942)	(168,964)	(510,906)	(168,546)	(3,192)	(171,738)	(682,644)
Gross profit	436,027	101,095	537,122	336,656	15,949	352,605	889,727

For the year ended December 31, 2012

				Better Job
	Better School			Career
	Tutoring	K-12	Subtotal	Enhancement	College*	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	773,611	257,441	1,031,052	310,016	2,695	312,711	1,343,763
Cost of revenue	(492,087)	(176,951)	(669,038)	(185,697)	(3,179)	(188,876)	(857,914)
Gross profit	281,524	80,490	362,014	124,319	(484)	123,835	485,849

*Software product sales through Taishidian Holding.

The Group primarily operates in the PRC. Substantially all the Group’s long-lived assets are located in the PRC.

21. PRC CONTRIBUTION AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contributions. The total contributions for such employee benefits were RMB 40,216, RMB 57,700 and RMB 88,655 for the years ended December 31, 2010, 2011 and 2012, respectively.

In accordance with the Regulations on Enterprises with Foreign Investment of PRC and their articles of association, the Company’s subsidiaries in the PRC, being foreign invested enterprises established in PRC, are required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in the Group’s PRC statutory accounts. The Company’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiaries.

In accordance with the PRC Company Laws, the Group’s VIEs established in PRC make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserves, namely statutory surplus reserve, statutory public welfare reserve and discretionary surplus reserve. The Company’s or its non-school subsidiaries’ VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus reserve until the reserve reaches 50% of each entity’s registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of their after-tax profits as reported in the PRC statutory accounts. Effective from January 1, 2006, under the revised PRC Company Laws, an appropriation to the statutory public welfare reserve is no longer mandatory. Appropriation to the discretionary surplus reserve is made at the discretion of the board of directors of the VIEs.

In accordance with the Law of Promoting Private Education (2003), the Group’s school subsidiaries in PRC must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserves, namely the education development reserve, which requires annual appropriations of at least 25% of after-tax profits or the increase in net assets of private education schools (as determined under accounting principles generally accepted in the PRC at each year-end) to the statutory reserve.

The following table presents the balance of Group’s appropriations to the general reserve fund, statutory surplus reserve and education development reserve as of December 31, 2011 and 2012:

	As of December 31,
	2011	2012
	RMB	RMB

General and statutory surplus reserve	99,000	95,436
Education development reserve	23,199	20,970
Total	122,199	116,406

22. ACQUISITIONS

In 2011 and 2012, the Group entered into 7 and 1 acquisitions, respectively. The following table summarizes the business combinations completed during the years ended December 31, 2011 and 2012. The Group did not enter into any acquisition during the year ended December 31, 2010.

		Date of acquisition	Purchase price	Goodwill	Intangibles with indefinite life	Amortizable intangibles
			RMB	RMB	RMB	RMB

Entities acquired during the year ended December 31, 2011
(1)	Guangzhou ZS Career Enhancement	Jan 1, 2011	96,644	87,147	19,800	5,233
(2)	Jinan Wangrong Investment Consulting Co., Ltd (“Jinan WR Career Enhancement”)	Jan 5, 2011	50,278	38,363	13,800	920
(3)	Hebei YL Career Enhancement	Jan 13, 2011	89,796	74,929	14,276	4,660
(4)	Chongqing Xiate Technology and Development Co., Ltd (“Chongqing XT Career Enhancement”)	Jan 21, 2011	34,739	26,743	9,227	310
(5)	Beijing Haidian Xin’ganxian Training School and Beijing Huairou Xin’ganxian Training School (“Beijing XGX Tutoring”)	March 10, 2011	34,531	27,771	6,400	1,923
(6)	Genesis Career Enhancement	May 1, 2011	53,185	39,781	19,300	5,270
(7)	Beijing JT Tutoring	Jul 12, 2011	80,000	72,495	—	10,295
		Sub-total	439,173	367,229	82,803	28,611

Entities acquired during the year ended December 31, 2012
(8)	Sixteen tutoring centers	Jan 1, 2012	94,938	70,580	—	7,700

For the acquisitions completed in 2011 and 2012, the purchase price only consisted of cash consideration. The acquisition date is determined based on the date at which the Group obtained control of the acquiree and the terms of the acquisition were agreed with the seller. Management of the Group is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers.

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

The Group used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:

•                           Property and equipment-land was valued using the market approach; buildings and equipment were valued using the cost approach;

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

Acquisitions completed in 2011:

(1) Guangzhou ZS Career Enhancement

On January 1, 2011, Ambow Shanghai acquired a 95% equity interest in Guangzhou ZS Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Guangzhou ZS Career Enhancement is an integral piece of the Group’s strategy to increase its market share in providing career enhancement services in PRC. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Guangzhou ZS Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 96,644 was in cash consideration. The RMB 96,644 of total cash consideration less cash acquired of RMB 2,948 resulted in a net cash outlay of RMB 93,696.

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

Of the RMB 25,033 of acquired intangible assets, RMB 19,800 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB 5,233 have a useful life of 3.0 years. Goodwill is not deductible for tax purposes. For the purposes of presenting operating segments, Guangzhou ZS Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

(2) Jinan WR Career Enhancement

On January 5, 2011, Ambow Shanghai acquired a 100% equity interest in Jinan WR Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Jinan WR Career Enhancement is an integral piece of the Group’s strategy to increase its market share in providing career enhancement services in PRC. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Jinan WR Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 50,278 was in cash consideration. The RMB 50,278 of total cash consideration less cash acquired of RMB 766 resulted in a net cash outlay of RMB 49,512.

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

Of the RMB 14,720 of acquired intangible assets, RMB 13,800 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB 920 have an average useful life of 9.9 years. Goodwill is not deductible for tax purposes. For the purposes of presenting operating segments, Jinan WR Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

(3) Hebei YL Career Enhancement

On January 13, 2011, Ambow Shanghai acquired a 100% equity interest in Hebei YL Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Hebei YL Career Enhancement is an integral piece of the Group’s strategy to increase its market share in providing career enhancement services in PRC. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Hebei YL Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 89,796 was in cash consideration. The RMB 89,796 of total cash consideration less cash acquired of RMB 1,131 resulted in a net cash outlay of RMB 88,665.

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

Of the RMB 18,936 of acquired intangible assets, RMB 14,276 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB 4,660 have an average useful life of 9.9 years. Goodwill is not deductible for tax purposes. For the purposes of presenting operating segments, Hebei YL Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

(4) Chongqing XT Career Enhancement

On January 21, 2011, Ambow Shanghai acquired a 100% equity interest in Chongqing XT Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Chongqing XT Career Enhancement is an integral piece of the Group’s strategy to increase its market share in providing career enhancement services in PRC. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Chongqing XT Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 34,739 was in cash consideration. The RMB 34,739 of total cash consideration less cash acquired of RMB 649 resulted in a net cash outlay of RMB 34,090.

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

Of the RMB 9,537 of acquired intangible assets, RMB 9,227 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB 310 have a useful life of 3.0 years. Goodwill is not deductible for tax purposes. For the purposes of presenting operating segments, Chongqing XT Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

(5) Beijing XGX Tutoring

On March 10, 2011, Ambow Sihua acquired a 100% equity interest in Beijing XGX Tutoring, an entity engaged in providing exam preparation tutorial classes for students wishing to retake the national high school entrance exam or college entrance examination. The Group believes the acquisition of Beijing XGX Tutoring is an integral piece of the Group’s strategy to increase its market share in providing tutoring services in PRC. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing XGX Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 34,531 was in cash consideration. The RMB 34,531 of total cash consideration less cash acquired of RMB 1,996 resulted in a net cash outlay of RMB 32,535.

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

Of the RMB 8,323 of acquired intangible assets, RMB 6,400 was assigned to a trade name that is not subject to amortization. The remaining amortizable intangible assets of RMB 1,923 have an average useful life of 1.8 years. Goodwill is not deductible for tax purposes. For the purposes of presenting operating segments, Beijing XGX and the goodwill arising on its acquisition are classified within the Tutoring segment.

(6) Genesis Career Enhancement

On May 1, 2011, Ambow Shanghai acquired a 100% equity interest in Genesis Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Genesis Career Enhancement is an integral piece of the Group’s strategy to increase its market share in providing career enhancement services in PRC. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Genesis Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 53,185 was in cash consideration. The RMB 53,185 of total cash consideration less cash acquired of RMB 9,422 resulted in a net cash outlay of RMB 43,763.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	9,422
Accounts receivable	6,461
Prepaid and other current assets*	10,258
Property and equipment	2,060
Intangible assets:
Trade name	19,300	Indefinite
Customer relationship	5,270	5.7
Goodwill	39,781
Total assets acquired	92,552
Deferred revenue	(4,400)
Dividend payable	(4,905)
Other liabilities assumed*	(23,731)
Deferred tax liability	(6,331)
Total	53,185

Of the RMB 24,570 of acquired intangible assets, RMB 19,300 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB 5,270 have a useful life of 5.7 years. Goodwill is not deductible for tax purposes. For the purposes of presenting operating segments, Genesis Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

* The “Prepaid and other current assets” primarily relate to the shareholder transactions with the ex-owner. The “Other liabilities assumed” primarily relate to the payments made by the ex-owner on behalf of the acquiree.

(7) Beijing JT Tutoring

On July 12, 2011, Ambow Sihua acquired a 100% equity interest in Beijing JT Tutoring, an entity engaged in providing after-school tutoring services for junior high and high school students. The Group believes the acquisition of Beijing JT Tutoring is an integral piece of the Group’s strategy to increase its market share in providing tutoring services in PRC. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing JT Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 80,000 was in cash consideration. The RMB 80,000 of total cash consideration less cash acquired of RMB 9,519 resulted in a net cash outlay of RMB 70,481.

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

The RMB 10,295 was assigned to amortizable intangible assets that have a useful life of 5.3 years. Goodwill is not deductible for tax purposes. For the purposes of presenting operating segments, Beijing JT Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment.

Acquisitions completed in 2012:

(8) Sixteen Training Centers

During the year ended December 31, 2012, the Group acquired 16 training centers from a third party contractor (See Note 10 (ii)). The acquisition of the 16 training centers was recognized as business combination. The transactions were completed as of March 31, 2012. The Group believes the acquisition of the sixteen training centers is an integral piece of the Group’s strategy to increase its market share in providing tutoring services in PRC. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from the sixteen training centers and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 94,938 was in cash consideration.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period at acquisition date (in years)
Cash and cash equivalents	12,000
Prepaid and other current assets	8,942
Property and equipment	24,777
Intangible assets:
Student population	7,700	5.0
Goodwill	70,580
Total assets acquired	123,999
Deferred revenue	(20,942)
Deferred tax liabilities	(8,119)
Total	94,938

The RMB 7,700 was assigned to amortizable intangible assets that have a useful life of 5 years. Goodwill is not deductible for tax purposes. For the purposes of presenting operating segments, the sixteen tutoring centers and the goodwill arising on its acquisition are classified within the Tutoring segment.

Training centers were set up in 2011. The unaudited pro forma information of the acquisition as if the acquisition had occurred on January 1st, 2011 is not presented because it is impracticable to do so.

23. RELATED PARTY TRANSACTIONS

a. Transactions

The Group entered into the following transactions with related parties:

	Years ended December 31,
Transactions	2010	2011	2012
	RMB	RMB	RMB

Receipt of consulting services from a company owned by the family member of the principal of Tianjin Tutoring	320	—	—

Receipt of property management services from one school founded by the principal of Shuyang K-12	1,800	1,800	—

Receipt of property management services from the former shareholder of Changsha K-12	3,787	7,470	—

Receipt of rental services from subsidiary of former shareholder of Shenyang Universe High School	1,100	1,100	1,100

Sales of software and providing services to former shareholder of Jinan WR Career Enhancement	—	6,800	—

Others	596	1,627	514

b. The Group had the following balances with related parties:

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
Relationship	2011	2012	2011	2012
	RMB	RMB	RMB	RMB
Principal of Jilin Tutoring*	681	—	603	—
Principal of Beijing YZ Tutoring*	4,940		—
Former owner of Beijing Away United Technology Co., Ltd.*	2,677		1,081
Former principal of Dalian Hope School (“Dalian Career Enhancement”) and a senior manager of the Group*	464	—	2	—
Former owner of Changsha Tutoring Principal*	171		—
Subsidiary of the minority shareholder of Taishidian Holding	600	500	—	—
Former shareholder of Changsha K-12 (Current minority shareholder of Changsha K-12)*	10	—	9,767	—
Subsidiary of former shareholder of Shenyang K-12 (Current minority shareholder of Shenyang K-12)	44	—	2,475	3,575
Principal of Shanghai Career Enhancement*	3,178	—	—	—
Principal of Changsha Career Enhancement*	1,702	—	—	—
Principal of Tianjin Tutoring*	5,783	—	—	—
Former Owner of Beijing IT Career Enhancement*	833	—	670	—
CEO of Beijing Century Tutoring*	2,318	—	—	—
Former owner and currently general manager of Beijing JY Tutoring*	800	—	—	—
Former owner of Guangzhou DP Tutoring*	8,590	—	125	—
CEO of Suzhou Career Enhancement*	784	—	—	—
Former shareholder of Jinan WR Career Enhancement*	650	—	—	—
Former owner of Chongqing XT Career Enhancement*	3,807	—	408	—
Former shareholder of Beijing XGX Tutoring*	1,360	—	—	—
Former shareholder of Genesis Career Enhancement (Current minority shareholder of Shandong Genesis Career Enhancement)	11,324	—	9,074	636
Former shareholder of Hebei YL Career Enhancement*	1,000	—	700	—
Former owner of Jinan WR Career Enhancement*	3,900	—	—
Others	749	—	426	—
	56,365	500	25,331	4,211

* As of December 31, 2012, Management determines that these companies or persons are no longer related parties due to these former owners do not serve as any position in the Group and do not have any significant influence on the Group’s management or operating policies. Therefore, the balances with aforementioned former owners are reclassified to due from/to third parties as of December 31, 2012, see Note 5 and Note 11.

Principal shareholder transaction

On October 26, 2011, Dr. Jin Huang, chief executive officer of the Company, and holder of more than 10% interest in the voting power of the Company, entered into a participation agreement with, among others, the Baring Asia Private Equity Fund V., L.P. (the “Participation Agreement”). Pursuant to this agreement, Campus Holdings Limited (“Campus”), an affiliate to the Baring Asia Private Equity Fund V., L.P., agreed to invest up to US$ 50.0 million to purchase Class A Shares of the Company through a series of private transactions and on the open market through purchases of American Depositary Shares.

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

To secure Campus’ obligations under the Participation Agreement, Campus entered into a charge (the “Campus Share Charge”) in favor of Spin-Rich Ltd (“Spin-Rich”), a British Virgin Islands company that is wholly owned by Dr. Jin Huang, the president and chief executive officer of the Company, over 1,818,182 Class A Shares that Campus may acquire from time to time after the date of the Campus Share Charge to secure Campus’ obligations under the Participation Agreement, including, without limitation, Campus’ obligations to share with Dr. Huang its investment return on the Class A Shares in accordance with the terms of the Participation Agreement. Spin-Rich in turn entered into a charge over 6,077,747 Class B Shares of the Company that it owns in favor of Campus to secure Campus’ agreed-upon minimum return on its investment. Spin-Rich shall be entitled to exercise all voting and/or consensual powers pertaining to the Class B Shares and dividends or other distributions received thereon by Spin-Rich or any part thereof charged in favor of Campus unless and until enforcement event occurs.

Between November 9, 2011 and January 25, 2012, Campus purchased an aggregate of 11,944,600 Class A Shares equivalent of the Company through privately negotiated transactions or in open market transactions. The aggregate consideration paid was RMB 311,505 (US$ 50,000). None of the sellers in the privately negotiated transactions were the employees of the Company.

Management has assessed the accounting treatment for this transaction and believes that it should be accounted for as a share-based compensation pursuant to FASB ASC Topic 718. The fair value of the combined terms of the Participation Agreement was approximately RMB 215,274 (US$ 34,554), which will be recognized as compensation expense on a straight-line basis over a period from January 2012 to October 2015, which is the expected expiration date. RMB 60,206 (US$ 9,539) expense was recognized for the year ended December 31, 2012 accordingly.

24. DISCONTINUED OPERATIONS

a. Disposal of 4 Disposed Businesses

In the fourth quarter of 2011, the Group decided to concentrate its resources and focus on the Group’s core businesses. On December 2, 2011, the Company sold Xi’an Tutoring, Shandong Software Companies, Guangzhou HP Tutoring, Tianjin Holding to Beijing Tongshengle Investment Co., Ltd., (“Tongshengle”) for cash consideration of RMB 35,000, which was due to be received by December 31, 2012. By December 31, 2012, the Company received cash payment of RMB 21,000. The total impairment loss recognized prior to the disposal of the above 4 Disposed Businesses was RMB 118,318 and after the recognition of the impairment loss no disposal loss was recorded regarding the above 4 Disposed Businesses. Three of the businesses were part of the Tutoring segment, and Tianjin Holding was part of the Career Enhancement segment.

The Company will not generate any further cash flows and will have no significant continuing involvement in the operations of the 4 Disposed Businesses after December 30, 2011. The revenues and expenses related to the operations of the 4 Disposed Businesses have been segregated from continuing operations and reported as discontinued operations for all periods in accordance with ASC360-10-35.

b. Disposal of Beijing Century College Group

On December 30, 2011, the Company entered into a sale and purchase agreement to dispose of Beijing Century College and its 100% owned subsidiary Beijing Siwa Century Facility Management Co. (together “Beijing Century College Group”) to Xihua Investment Group (“Xihua Group”), with consideration of RMB 309,049 including a) receivables in cash and shares; b) a waiver of liabilities to Xihua Group; c) a transfer of amounts due to Beijing Century College Group to Xihua Group; and d) partially offset by a waiver of amounts due from Beijing Century College Group.

As of December 31, 2011, the transaction had not been completed and the parties were still in the process commencing the legal transfer process. Beijing Century College Group has been classified as assets and liabilities held for sale since the Group will have no continuing involvement in the College following the disposal.

By December 31, 2012, the transaction to sell Beijing Century College Group had been completed with the outstanding consideration receivable from Xihua Group of RMB 133,100 as of December 31, 2012.. Subsequently, the Group has transferred the receivable from Xihua Group to Suzhou Qingrun, with allocated consideration of RMB 25,300, and the excessive portion fully written off as of December 31, 2012(See Note 5(i)).

The Company will not generate any further cash flows and have no significant continuing involvement in the operations of the Beijing Century College Group after December 31, 2012. The revenues and expenses related to the operations of the Beijing Century College Group have been segregated from continuing operations and reported as discontinued operations for all periods.

c. Assets and liabilities classified as held for sale

The Group has recognized total assets of RMB 1,045,520 and RMB 649,787 as of December 31, 2011 and 2012, respectively, to be assets classified as held for sale, and total liabilities of RMB 465,855 and RMB 292,895 as of December 31, 2011 and 2012, respectively, to be liabilities classified as held for sale.

Beijing Century College Group

As of December 31, 2011, the assets and liabilities held by Beijing Century College Group after recognition of a goodwill impairment loss of RMB 8,928 are as follows:

As of December 31, 2011
RMB
Assets classified as held for sale
Cash and cash equivalents	139,099
Other current assets	8,490
Goodwill	55,724
Intangible assets, net	59,885
Property, plant and equipment, net	99,892
Land use right, net	18,113
Other non-current assets	3,198
384,401
Liabilities classified as held for sale
Deferred revenue	(67,787)
Income tax payable	(7,745)
Accruals and other liabilities	(29,284)
Other current liabilities	(3,467)
Deferred tax liabilities - non-current	(12,029)
Other non-current liabilities	(24,857)
(145,169)

By December 31, 2012, the transaction to sell Beijing Century College Group as mentioned in Note 24 (b) had been completed. A disposal loss of RMB 8,185 was recognized for the year ended December 31, 2012.

Taishidian Holding

On the board meeting at December 19, 2012, management proposed and was authorized by the board to explore possible sale of Soochow University to Kunshan government, subject to the parameters of 1) the consideration should be at least equal to the book value for Soochow University and 2) the consideration should be payable at closing in cash (and not as an account receivable over time). As of December 31, 2012, management had the intention to dispose the Soochow University and the transaction of the disposal was completed in July 2013 (see Note 29 (3)). Financial statements for fiscal years of 2010 and 2011 have been adjusted to present the operations of Taishidian Holding as a discontinued operation.

In conjunction with the discontinued operations of Soochow University, the Group did not record any impairment loss in fiscal year 2012 as the management estimated the consideration to be at least equal to the book value of Soochow University. The assets and liabilities of Soochow University are included in the captions “Assets classified as held for sale” and “Liabilities classified as held for sale”, in the accompanying consolidated balance sheets at December 31, 2011 and 2012, respectively and consist of the following:

	As of December 31,
	2011	2012
	RMB	RMB
Assets classified as held for sale
Cash and cash equivalents	68,180	985
Term deposits	45,205	85,677
Accounts receivable, net of allowance	1,422	567
Deferred tax assets	176	—
Amounts due from related parties	10,156	4,550
Inventory, net	201	—
Prepaid expenses and other current assets	16,470	41,380
Deferred tax assets, non-current	—	—
Amounts due from related parties, non-current	22,463	22,284
Property and equipment, net	296,623	298,858
Intangible assets, net	13,332	11,569
Land Use Right	111,593	108,838
Long-term prepayment and receivable	63
Goodwill	75,235	75,079
Total assets	661,119	649,787

Liabilities classified as held for sale
Short-term borrowings	(58,070)	(2,000)
Accounts payable-trade	(28,540)	(27,613)
Accrued expenses and other current liabilities	(33,203)	(33,782)
Deferred revenue	(60,411)	(79,833)
Income tax payable	(15,505)	(19,706)
Amount due to related parties	(22,200)	(47,620)
Current portion of Long-term borrowings	(16,000)	(28,500)
Long-term borrowings	(46,500)	(18,000)
Deferred tax liabilities, non-current	(9,141)	(8,432)
Non-current portion of consideration payable for acquisitions and others	(31,116)	(27,409)
Total liabilities	(320,686)	(292,895)

Amount due to the Group’s continuing operation recorded by Taishidian Holdling approximates RMB 125,059 and RMB 142,186 as of December 31, 2011 and 2012, respectively, which were excluded from the liabilities classified as held, because they are eliminated in the consolidated financial statements.

d. Discontinued operations

Following are revenues, income/loss from discontinued operation and gain/loss on sale of discontinued operations:

(1) Xi’an Tutoring

	Years ended December 31
	2010	2011	2012
	RMB	RMB	RMB
Revenues	25,800	26,756	—
Impairment loss (note (i))	—	(36,303)	—
Income/(loss) from discontinued operation	8,113	(36,876)	—
Income tax expense	—	—	—
Income/(loss) from discontinued operation, net of income tax	8,113	(36,876)	—
Loss on sale of discontinued operation, net of income tax	—	—	—
Income/(loss) from and on sale of discontinued operation, net of income tax	8,113	(36,876)	—

Note (i) Foreign currency translation adjustment included in the impairment loss is RMB 1,488 for the year ended December 31, 2011.

(2) Shandong Software Companies

	Years ended December 31
	2010	2011	2012
	RMB	RMB	RMB
Revenues	15,020	—	—
Impairment loss (note (i))	—	(39,758)	—
Income/(loss) from discontinued operation	6,304	(43,315)	—
Income tax benefit/ (expense)	(259)	533	—
Income/(loss) from discontinued operation, net of income tax	6,045	(42,782)	—
Loss on sale of discontinued operation, net of income tax	—	—	—
Income/(loss) from and on sale of discontinued operation, net of income tax	6,045	(42,782)	—

Note (i) Foreign currency translation adjustment included in the impairment loss is RMB 2,688 for the year ended December 31, 2011.

(3) Guangzhou HP Tutoring

	Years ended December 31
	2010	2011	2012
	RMB	RMB	RMB
Revenues	8,620	—	—
Impairment loss (note (i))	—	(29,073)	—
Income/(loss) from discontinued operation	3,383	(30,074)	—
Income tax benefit	360	316	—
Income/(loss) from discontinued operation, net of income tax	3,743	(29,758)	—
Loss on sale of discontinued operation, net of income tax	—	—	—
Income/(loss) from and on sale of discontinued operation, net of income tax	3,743	(29,758)	—

Note (i) Foreign currency translation adjustment included in the impairment loss is RMB 1,285 for the year ended December 31, 2011.

(4) Tianjin Holding

	Years ended December 31
	2010	2011	2012
	RMB	RMB	RMB
Revenues	13,146	5,161	—
Impairment loss (note (i))	—	(13,183)	—
Income/(loss) from discontinued operation	1,693	(16,518)	—
Income tax benefit/ (expense)	(378)	6	—
Income/(loss) from discontinued operation, net of income tax	1,315	(16,512)	—
Loss on sale of discontinued operation, net of income tax	—	—	—
Income/(loss) from and on sale of discontinued operation, net of income tax	1,315	(16,512)	—

Note (i) Foreign currency translation adjustment included in the impairment loss is RMB 585 for the year ended December 31, 2011.

(5) Beijing Century College Group

	Years ended December 31
	2010	2011	2012
	RMB	RMB	RMB
Revenues	126,330	128,870	—
Impairment loss	—	(8,928)	—
Income from discontinued operation	36,310	5,439	—
Income tax benefit/ (expense)	(532)	908	—
Income from discontinued operation, net of income tax	35,778	6,347	—
Loss on sale of discontinued operation, net of income tax (i)	—	—	(15,908)
Income/(loss) from and on sale of discontinued operation, net of income tax	35,778	6,347	(15,908)

Note (i) Foreign currency translation adjustment included in the disposal loss is RMB 7,758 for the year ended December 31, 2012.

(6) Taishidian Holding

The revenues and income of Taishidian Holding as reflected in income from discontinued operations are as follows:

	Years ended December 31
	2010	2011	2012
	RMB	RMB	RMB
Revenues	102,466	115,370	103,382
Impairment loss	—	—	—
Income/(loss) from discontinued operation	(10,792)	1,427	12,395
Income tax benefit/ (expense)	216	(3,390)	(3,669)
Income/(loss) from discontinued operation, net of income tax	(10,576)	(1,963)	8,726

25. ASSETS HELD AND USED

In first quarter of 2013, management plans to seek for potential buyer to dispose 21st schools to improve the cash flows positions. In April 2013, the Group returned the remaining operating rights back to Xihua Group with consideration of RMB 60,000. An impairment loss of RMB 15,928 in intangible assets and an impairment loss of RMB 34,122 in goodwill were recognized for 21st school for the year ended December 31, 2012.

As of December 31, 2011 and 2012, the assets and liabilities held by 21st school are as follows:

	2011	2012
	RMB	RMB

Cash and cash equivalents	81,607	10,095
Prepaid expenses and other current assets	5,757	56
Deferred tax assets	—	2,086
Other non-current assets	627	—
Property and equipment, net	123,500	214,436
Intangible assets, net	40,580	24,652
Land Use Right	130,031	126,697
Goodwill	84,406	50,284
Total assets	466,508	428,306

Accounts payable-trade	—	6,473
Accrued expenses and other current liabilities	86,966	27,274
Deferred revenue	19,020	12,104
Income tax payable	2,377	6,965
Deferred tax liabilities, non-current	41,141	35,341
Total liabilities	149,504	88,157

Following are revenues, income from 21st School:

	Years ended December 31
	2010	2011	2012
	RMB	RMB	RMB
Revenues	65,096	75,502	82,283
Impairment loss	—	(25,336)	(50,050)
Income/(loss) before income taxes	5,146	(21,735)	(55,846)
Income tax benefit/ (expense)	645	(1,602)	6,140
Net income/(loss)	5,791	(23,337)	(49,706)

26. NONCONTROLLING INTERESTS

a. 21st School

On December 30, 2011, the Group entered into a sale and purchase agreement to dispose of the equity interests of 21st School to Xihua Group, retaining the right to operate the 21st School on behalf of Xihua Group for an additional 15 years, after which the operating right will revert back to Xihua Group, unless Xihua Group should exercise its option to terminate the operating rights agreement at an earlier date. The total consideration for the disposal of 21st School was RMB 183,677, which included a) a waiver of liabilities to Xihua Group; b) a transfer of amounts due to 21st School to Xihua Group.

The Group determined that 21st School was the Group’s VIE because the equity holder, Xihua Group, lack the characteristics of a controlling financial interest and that Xihua Group, represented a noncontrolling interest in the entity during the 15 years operating period.

Noncontrolling interest of RMB 285,713 represented the estimated carrying value of goodwill, intangible asset and long-lived assets at the end of 15-year operating right period, which was adjusted to reflect the change in its ownership interest in the subsidiary. The difference between the consideration and the carrying amount of the noncontrolling interest was recognized in additional paid in capital, amounting to RMB 102,036.

b. Others

As of December 31, 2011 and 2012, the Group recognized a non-controlling interest in the consolidated statements of operations and other comprehensive income (loss) to reflect the 5%, 10%, 30%, 36% and 23% economic interest in Guangzhou ZS Career Enhancement, Shenyang K-12, Taishidian Holding, Ambow Jingxue and Genesis Career Enhancement, respectively, that is attributable to the shareholders other than the Group.

27.  FAIR VALUE MEASUREMENTS

The Group adopted ASC Topic 820, “Fair Value Measurements and Disclosures”, which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

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

Level 1-Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2-Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3-Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Group is responsible for determining the fair value of equity issued, assets acquired, liabilities assumed and intangibles identified as of the acquisition date and considered a number of factors including valuations from independent appraiser.

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

As of December 31, 2011 and 2012 information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis was as follows:

		Fair Value Measurements at Reporting Date Using
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2011
Assets:
IRCF	—	—	—	—
As of December 31, 2012
Assets:
IRCF	181	—	—	181

The Group’s property and equipment, other non-current assets, goodwill and intangible assets are measured at fair value on a nonrecurring basis and they are recorded at fair value using income approach only when impairment is recognized. Such assets are listed below at their carrying values as of December 31, 2011 and 2012:

		Fair Value Measurements at Reporting Date Using
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2011
Property and equipment	—	—	—	—
Other non-current assets	—	—	—	—
Intangible assets	—	—	—	—
Goodwill	—	—	—	—

As of December 31, 2012
Property and equipment & Other non-current assets	1,672	—	—	1,672
Intangible assets	174,944	—	—	174,944
Goodwill	749,755	—	—	749,755

The following table presents the quantitative information about our Level 3 fair value measurements, which utilize significant unobservable internally-developed inputs:

RMB’000	FV as at 2012/09/30	Valuation technique(s)	Unobservable inputs	Range
Property and equipment & Other non-current assets			Projection years	16~24
	1,672	Discounted cash flow	Discount rate	17%
			Terminal growth rate	3%

Intangible assets			Royalty rate	1%~8%
	174,944	Relief-from-royalty method	Discount rate	17%~22%
			Terminal growth rate	3%

During the year ended December 31, 2011, the Company recognized a goodwill impairment of 25,336. Please see Note 9.

In September 2012, in connection of the business combinations and the declined operation performance, the Group performed an assessment of property and equipment, other non-current assets, goodwill and intangible assets, with the assistance of an independent valuation firm and recognized impairment charges of RMB 130,545, RMB 55,825, RMB 478,710, and RMB 191,616 respectively.

28. CONCENTRATIONS

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

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2010, 2011 and 2012.

No single supplier represented 10% or more of the Group’s total costs of sales for the years ended December 31, 2010, 2011 and 2012.

A summary of the debtors who accounted for 10% or more of the Group’s consolidated accounts receivable, other receivables, and other non-current assets was as follows:

	As of December 31,
Debtors	2011		2012
	RMB	%	RMB	%
Other receivables
Company A	44,061	8%	75,100	23%
Company B	65,609	12%
Other non-current assets
Company C	134,000	42%	109,993	46%
Company D	55,936	17%	30,900	13%
Company E	57,600	18%
Company F			65,609	27%
Company G			22,842	10%

The Chinese market in which the Group operates exposes the Group to certain macroeconomic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to provide educational and career enhancement services through contractual arrangements in the PRC since this industry remains highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate the education industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, the status of properties leased for the Group’s operations and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC.

29. SUBSEQUENT EVENTS

1)        Equity Investment

On June 3, 2013, the Company consummated the transactions provided for in a share purchase agreement dated as of April 28, 2013, an amendment to share purchase agreement as of May 24, 2013 and a supplementary agreement dated as of May 31, 2013 (collectively “SummitView SPA”), between the Company and SummitView, regarding the issuance and sale of 30,801,128 Class A Ordinary Shares of the Company to SummitView for a total purchase consideration of approximately RMB 130,823 (US$ 21,000) and the Company has received approximately RMB 62,301(US$ 10,000) with RMB 68,622 (US$ 11,000) outstanding by end of 2013.

On May 5 2014, both parties agreed that SummitView retains 14,667,203 Class A Ordinary Shares issued to them, based on the receipt of RMB 62,301(US$ 10,000), and that the remaining Class A Ordinary Shares were surrendered and cancelled.

2)        Disposal of 21st Century School

In April 2013, the Company entered into a disposal agreement with Xihua Group, pursuant to which, Ambow disposed the remaining fourteen-year operating rights to Xihua Group at a consideration of RMB 60,000.  The disposal has completed and the Company has received the consideration in full by the date of issuance of financial statements.

3)        Disposal of Taishidian Holding

The legal title of Taishidian Holding has been transferred to Kunshan Venture in July 2013. As of disposal date, the net assets of Taishidian Holding attributable to Ambow amounted to RMB 148,868, and the amount due from Taishidian Holding approximates RMB 143,233. Management is in the process negotiating with Kunshan Venture to finalize the consideration, estimating the recoverable value to be approximately RMB 110,000, The disposal loss was recognized in the consolidated statement of operations and other comprehensive income (loss) for the year ended December 31, 2013. .

4)        Lost control over certain schools

The Group ceased to having financial controlling interest over certain schools in 2013, including Tianjin Huaying, Guangzhou ZS Career Enhancement, Guangzhou DP Tutoring, with total net revenue from these schools of RMB 60,535 for the year ended December 31, 2012, and net asset of RMB 110,297 as of December 31, 2012.

5)        IFC Loan

In April 2013, the Group signed an amendment agreement with International Finance Corporation (“IFC”). Pursuant to the amendment agreement, the disbursed IFC loan of US$ 20,000 will be repaid based on an agreed schedule before September 30, 2013. The Group has subsequently repaid approximately RMB 18,690 (US$ 3,000), with approximately RMB 105,912 (US$ 17,000) outstanding.

On March 9, 2014, the Group executed an exclusivity agreement with CEIHL, the secured creditor of the Company. In return for continued forbearance under the loan facility between the Company and IFC, which was transferred ultimately to the benefit of CEIHL (“the IFC Loan Facility”), the Company granted CEIHL a period of exclusivity to negotiate and implement a restructuring plan designed to, inter alia, return the Group to solvency and to allow for the discharge of the Joint Provisional Liquidators (“JPLs”) by the Grand Court of the Cayman Islands (See Note 29(8)). A non-binding term sheet was subsequently executed by the JPLs with CEIHL on March 30, 2014.

On May 13, 2014, the Group signed Amendment and Restatement Agreement to the Loan Agreement (“the Loan Agreement”) with CEIHL. The parties to the Loan Agreement have agreed to amend and restate the terms and conditions of the IFC C Loan as set out in this Agreement. Pursuant to the Loan Agreement, 1) the Registration Rights Agreement under IFC C Loan was terminated; 2) CEIHL agrees that it shall advance by way of an IFC D Loan to the Group, which was defined in the Second Amendment and Restated Loan Agreement signed by the same parties on the same day with the Loan Agreement. Subject to the Second Amendment and Restated Loan Agreement, the IFC C Loan consisting of a principal amount of US$ 17,000; and the IFC D Loan consisting of a principal amount of RMB 87,103(US$13,981). Both of the loans are convertible into Class A Ordinary Shares at the Conversion Rate defined in the agreement. Both of the loans shall be repaid on the Maturity Date, 3 years after the date of the Effective Date, which is defined as the date of the discharge of the JPLs in accordance with the Restructuring Agreement. The interest rate is 3% per annum for any interest period and applied to the both loans.

6)        Accounts Receivable Transfer

In March 2013, the Group entered into an Accounts Receivable Transfer Agreement (the “Agreement”) with Suzhou Qingrun. Pursuant to the Agreement, in which the Group disposed its interest associated with some of its prepaid and other current assets and other noncurrent assets amounting to RMB 164,680 in total to Suzhou Qingrun at a consideration of RMB 35,000. The difference RMB 129,680 was written off as of Dec 31, 2012.

7)        Default short-term borrowings

Loans obtained in year 2013 amounting to RMB 78,630 have been subsequently overdue for repayment, which was still outstanding by the date of issuance of the financial statements.

Loans obtained in fist half year of 2014 amounting to RMB 25,000 has fell due for repayment, which is still outstanding by the date of issuance of financial statements.

Management expects to obtain financing of RMB 83,000 from Restructuring Plan (See Note 29(8)) to repay certain of the default short-term borrowings above.

8)        Appointment and dismissal of JPLs and the Company’s Restructuring Plan

In March 2013, three members of the Board of Directors — two of which held positions on the Audit Committee — resigned stating that they were unable to effectively discharge their duties in light of the refusal of Dr. Jin Huang, the CEO of the Company, to resign or take a leave of absence from her leadership positions within the Group whilst the Audit Committee Investigation was ongoing. PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”), Fenwick & West LLP (“Fenwick & West”) and Ernst & Young Hua Ming CPAs Limited Company (“Ernst & Young”) all resigned from their respective roles shortly thereafter. The Company subsequently appointed replacements for each of the above, being Marcum Bernstein & Pinchuk LLP (“MarcumBP”) as auditors, and DLA Piper LLP (“DLA”) and Deloitte Financial Advisory Services LLP (“Deloitte”) to assist with the Audit Committee Investigation.

On June 10, 2013, Edward Middleton, Wing Sze Tiffany Wong and Kris Beighton of KPMG were appointed as JPLs pursuant to an order (the “Order”) by the Grand Court of the Cayman Islands (the “Cayman Court”) to, among other things, take all necessary actions to protect the Group’s assets, including taking any necessary steps to ensure the good management and security of the assets and undertakings of the Company’s operating subsidiaries and consolidated affiliates.

On September 23, 2013, JPLs formed a committee comprising of creditors and shareholders of the Group (the “Stakeholder Committee”).  On November 13, 2013, the Cayman Court sanctioned the recommencement of the Audit Committee Investigation following an application, which was brought by the JPLs with the support of the members of the Stakeholder Committee. Engagement letters were subsequently finalized with DLA and Deloitte to complete the Audit Committee Investigation, with the assistance of third party funding which the JPLs negotiated on the Company’s behalf.

On February 20, 2014, the JPLs received the report on the Audit Committee Investigation from DLA. In summary, this report concluded that there was insufficient evidence to substantiate the allegations as to questionable or inappropriate conduct, which had been made against the directors, officers and employees of the Group.  However, the report advised that the Group’s corporate governance structure needed improvement. Shortly after receiving this report, the JPLs re-commenced negotiations with parties who had previously expressed an interest in providing long term funding to the Group.

Upon the satisfaction of conditions and deliverables under the restructuring agreement (the “Restructuring Agreement”) and associated agreements to implement the core parts of the restructuring plan sanctioned by the Cayman Court pursuant to its order dated May 7, 2014 (the “Restructuring Plan”), the Court approved the return of management to the Company’s Board of Directors (as reconstituted pursuant to the Restructuring Plan).

On May 1, 2014, the Company entered into Restructuring Agreement with CEIHL, according to which, CEIHL, will provide for funding for the Company approximately RMB 299,044 (US$48,000) in total, comprising the amounts paid, or procured to be paid, by CEIHL or its nominee in satisfaction of and/or discharge of and/or to purchase certain onshore debt with estimated pay off value of approximately RMB 83,000; and the remaining as defined in USD Facility Loan Agreement, which was agreed by both parties in Second Amendment and Restated Loan Agreement (See Note 29(5)). To the extent that the onshore debt is less than the expected pay off value, CEIHL shall lend a corresponding additional amount of funds to the Group offshore and the total amount paid under this Restructuring Agreements thus equals US$48,000 (and no less), in exchange for a right to convert the principal outstanding under the USD Facility Agreement (as may be increased in accordance with this clause, but not taking into account any principal that relates to capitalized interest) into an aggregate of not more than an 85% economic interest in the Company, with 50.1 % of the voting rights in the Company.

Under the Second Amended and Restated Loan Agreement and related financing documents,  under the IFC D Loan Facility, CEIHL assigned approximately RMB 31,150 (US$ 5,000) each of its commitments to Baring and SummitView. Baring and SummitView each funded a loan of US$ 5,000 to the Company by the date of issuance of financial statements.

9)        Lawsuit against Changsha K-12

In February 2013, Changsha K-12 Experimental School was involved in a civil lawsuit in Hunan Province High Court, a cooperation dispute on host right of Tongshenghu, amounting to RMB 168,000 as the plaintiff’s claim. However, since the case was not yet entered into hearing, it was too early to make an estimate of result.

10) Updated progress of law suite

For details, see Note 19 - Contingencies.

30. ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENTS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC VIEs and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of certain percentages of the after-tax income or the increase in net assets for the year (as determined under accounting principles generally accepted in the PRC) should be set aside at each year end as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC VIEs and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIEs, were RMB 1,054,129 and RMB 1,363,618 as of December 31, 2011 and 2012, respectively.

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

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

As of December 31, 2011 and 2012, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, which have been separately disclosed in the consolidated financial statements, if any.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
			Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	6,641	15,644	2,511
Amounts due from related parties	638,333	708,113	113,660
Prepaid expenses and other current assets	3,790	3,148	505
Total current assets	648,764	726,905	116,676

Non-current assets:
Intangible assets, net	547	443	71
Investment in subsidiaries	2,151,159	556,707	89,358
Total non-current assets	2,151,706	557,150	89,429

Total assets	2,800,470	1,284,055	206,105

LIABILITIES
Current liabilities:
Convertible loan	—	121,156	19,447
Deferred revenue	5,417	3,896	625
Accounts payable	557	—	—
Amounts due from related parties	7,532	6,439	1,034
Accrued and other liabilities	58,444	56,854	9,125
Total current liabilities	71,950	188,345	30,231
Total non-current liabilities	16,938	—	—

Total liabilities	88,888	188,345	30,231

SHAREHOLDERS’ EQUITY
Ordinary shares
(US$ 0.0001 par value; 1,200,000,000 and 1,200,000,000 shares authorized, 144,481,064 and 145,975,484 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	102	103	17
Additional paid-in capital	2,498,162	2,500,273	401,321
Warrants	1,219	—	—
Retained earnings	233,616	(1,387,550)	(222,717)
Accumulated other comprehensive income	(21,517)	(17,116)	(2,747)
Total shareholders’ equity	2,711,582	1,095,710	175,874

Total liabilities and shareholders’ equity	2,800,470	1,284,055	206,105

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Statements of Operations

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
				Note 3(a)
NET REVENUES
- Educational program and services	2,001	1,008	—	—
- Software products	—	192	190	30
Total net revenues	2,001	1,200	190	30
Cost of revenues
- Educational program and services	(11,878)	(16,822)	—	—
- Software products	—	—	(951)	(153)
Total cost of revenues	(11,878)	(16,822)	(951)	(153)
GROSS PROFIT:	(9,877)	(15,622)	(761)	(123)
Operating expenses:
Selling and marketing	(6,832)	(7,286)	(6,941)	(1,114)
General and administrative	(35,752)	(38,335)	(110,893)	(17,800)
Research and development	(981)	(842)	(872)	(140)
Total operating expenses	(43,565)	(46,463)	(118,706)	(19,054)

OPERATING LOSS	(53,442)	(62,085)	(119,467)	(19,177)
Share of income from subsidiaries	268,960	83,356	(1,498,091)	(240,460)
OTHER INCOME (EXPENSE)
Interest expenses, net	514	(976)	(2,496)	(401)
Foreign exchange losses, net	—	—	(136)	(22)
Other income/(expenses)	—	896	(976)	(156)
Income tax	—	(6)	—	—
NET INCOME	216,032	21,185	(1,621,166)	(260,216)

Financial Information of Parent Company

Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities	(257,026)	(180,407)	(112,041)	(17,984)
Cash flows from investing activities	—	—	—	—
Cash flows from financing activities	—	—	121,157	19,447
Proceeds from issuance of ordinary shares, net of expenses	447,628	—	—	—
Proceeds from issuance of exercise of options	—	2,684	1	—
Effects of exchange rate changes on cash and cash equivalents	(105)	(10,012)	(114)	(18)
Net change in cash and cash equivalents	190,497	(187,735)	9,003	1,445
Cash and cash equivalents at beginning of year	3,879	194,376	6,641	1,066
Cash and cash equivalents at end of year	194,376	6,641	15,644	2,511

Supplemental disclosure of cash flow information

Supplemental disclosure of non-cash investing and financing activities
Conversion of Series A convertible redeemable preferred shares into ordinary shares	14,283	—	—	—
Conversion of Series B convertible redeemable preferred shares into ordinary shares	96,667	—	—	—
Conversion of Series C convertible redeemable preferred shares into ordinary shares	579,490	—	—	—
Conversion of Series D convertible redeemable preferred shares into ordinary shares	792,502	—	—	—
Issuance of share options upon exercise of warrants (Note 15)	2,737	—	—	—
Issuance of share options upon warrants	—	1,219	—	—