Form 20-F
period 2013-12-31
Ambow Education Holding Ltd.
filed 2014-07-08
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

86,169,769 Class A Ordinary Shares and 90,606,843 Class B Ordinary Shares, par value $0.0001 per share, as of December 31, 2013

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

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

A.                                    Selected Financial Data

The selected consolidated financial data presented below for the three years ended December 31, 2011, 2012 and 2013 and as of December 31, 2012 and 2013 is derived from our audited consolidated financial statements included elsewhere in this annual report, which were prepared in accordance with U.S. GAAP. The selected consolidated financial data presented below for the years ended December 31, 2009 and 2010, and as of December 31, 2009, 2010 and 2011 is derived from our unaudited consolidated financial data for those years that are not included in this annual report (which are unaudited as they have been revised from previously issued audited financial statements to reflect the classification of discontinued operations as a separate line item in the income statement), which were prepared in accordance with U.S. GAAP.

The results presented in our selected financial data reflect all of our continuing operations since January 1, 2009 or the subsequent date of acquisition. In 2013, we have completed the disposal of Beijing 21st Century International School (“21st School”) and the disposal of the Applied Technology College of Soochow University (“Applied Technology College”). Financials of both entities are included in discontinued operations in the year of 2013. This has affected period-to-period comparisons of our selected consolidated financial data.

In addition, we have deconsolidated Tianjin Huaying School (“Tianjin Tutoring”) on September 2013, and deconsolidated Guangzhou ZS Career Enhancement and Guangzhou Tianhe Depushi Education Training Center (“Guangzhou DP Tutoring”) on December 2013. All the deconsolidations were due to loss of effective control of these schools. See Note 26 to the financial statements for details. This has also affected period-to-period comparisons of our selected consolidated financial data.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Consolidated Statement of Operations Data:
NET REVENUES:
Educational programs and services	613,611	899,992	1,130,269	1,210,591	1,140,487	188,395
Software products	123,104	214,663	366,600	66,886	—	—
Total net revenues	736,715	1,114,655	1,496,869	1,277,477	1,140,487	188,395
Cost of revenues	(356,842)	(479,785)	(621,176)	(805,306)	(742,637)	(122,675)
GROSS PROFIT	379,873	634,870	875,693	472,171	397,850	65,720
Operating expenses:
Selling and marketing (1)	(127,688)	(235,683)	(351,592)	(594,456)	(374,301)	(61,830)
General and administrative (1)	(136,466)	(162,850)	(266,101)	(698,977)	(555,494)	(91,761)
Research and development (1)	(16,968)	(27,553)	(39,541)	(31,842)	(19,545)	(3,229)
Impairment loss from continuing operations (1)	—	—	—	(806,646)	(84,246)	(13,916)
Total operating expenses	(281,122)	(426,086)	(657,234)	(2,131,921)	(1,033,586)	(170,736)
OPERATING INCOME/(LOSS)	98,751	208,784	218,459	(1,659,750)	(635,736)	(105,016)
OTHER EXPENSE	(4,130)	(3,653)	(20,119)	(9,505)	(27,735)	(4,581)
INCOME/(LOSS) BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	94,621	205,131	198,340	(1,669,255)	(663,471)	(109,597)
Income tax expense/(benefit)	(2,772)	(37,850)	(37,239)	52,628	29,471	4,868
INCOME/(LOSS) FROM CONTINUING OPERATIONS	91,849	167,281	161,101	(1,616,627)	(634,000)	(104,729)
Income/(Loss) from sale of discontinued operations, net of income tax	46,172	44,418	(144,882)	(56,888)	(276,205)	(45,626)

NET INCOME/(LOSS)	138,021	211,699	16,219	(1,673,515)	(910,205)	(150,355)
Add: Net loss contributable to non-controlling interest	215	4,333	4,966	52,349	3,387	559

NET INCOME/(LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	138,236	216,032	21,185	(1,621,166)	(906,818)	(149,796)
Preferred shares redemption value accretion	(157,877)	(94,209)	—	—	—	—
Allocation of net income to participating preferred shareholders	(93,611)	(55,534)	—	—	—	—

NET INCOME/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(113,252)	66,289	21,185	(1,621,166)	(906,818)	(149,796)

Net income/(loss) from continuing operations per ordinary share: (2)
Basic	(4.07)	0.22	1.16	(11.10)	(3.85)	(0.64)
Diluted	(4.07)	0.17	1.10	(11.10)	(3.85)	(0.64)

Net income/(loss) from discontinued operations per ordinary share: (2)
Basic	1.18	0.56	(1.01)	(0.03)	(1.68)	(0.28)
Diluted	1.18	0.42	(1.01)	(0.03)	(1.68)	(0.28)

Net income/(loss) from continuing operations per ADS: (2)
Basic	(8.14)	0.44	2.32	(22.20)	(7.70)	(1.28)
Diluted	(8.14)	0.34	2.20	(22.20)	(7.70)	(1.28)
Net income/(loss) from discontinued operations per ADS: (2)
Basic	2.36	1.12	(2.02)	(0.06)	(3.36)	(0.56)
Diluted	2.36	0.84	(2.02)	(0.06)	(3.36)	(0.56)

Weighted average shares used in calculating net income/(loss) per share (2)
Basic	39,193,092	85,551,412	142,939,038	145,659,940	163,942,809	163,942,809
Diluted	39,193,092	112,122,045	150,432,812	145,659,940	163,942,809	163,942,809

(1)     Share-based compensation expense included in:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Selling and marketing	4,411	7,204	7,286	6,286	2,658	439
General and administrative	8,640	26,029	25,220	88,019	73,108	12,077
Research and development	480	981	842	872	829	137

(2)         Basic and diluted net income from continuing operations per ordinary share is computed by dividing net income from continuing operations adjusted for the impact of any accretion/allocation of income relating to preferred shareholders by the weighted average number of shares outstanding for the period. Basic and diluted net income/(loss) from discontinued operations per ordinary share is computed by dividing net income/(loss) from discontinued operations by the weighted average number of shares outstanding for the period. The potentially dilutive warrants, preferred shares and options were excluded from the calculation of diluted net income/(loss) from continuing/discontinued operations per share in those periods where their inclusion would be anti-dilutive.

	As of December 31,
	2009	2010	2011	2012	2013	2013
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	409,926	869,300	402,502	178,121	177,295	29,287
Total current assets	1,133,515	1,663,782	2,313,872	1,680,980	675,144	111,526
Total assets	3,672,394	4,238,497	4,845,686	3,180,358	1,953,409	322,680
Total current liabilities	1,131,901	1,071,402	1,661,553	1,699,899	1,451,936	239,843
Total liabilities	1,582,625	1,505,504	2,079,223	1,796,403	1,555,686	256,981
Mezzanine equity	1,288,147	—	—	—	—	—
Total equity	801,622	2,732,993	2,766,463	1,383,955	397,723	65,699

	For the Year Ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by/(used in) operating activities	523,094	456,914	296,705	(32,004)	(160,544)	(26,520)
Net cash provided by/(used in) investing activities	(802,365)	(392,364)	(494,558)	(457,855)	65,862	10,880
Net cash provided by/(used in) financing activities	(86,500)	406,598	(46,216)	76,838	82,885	13,691
Cash and cash equivalents included in assets held for sale	—	(160,517)	(288,886)	(11,080)	—	—

Exchange Rates

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at the noon buying rate on December 31, 2013, which was RMB6.0537 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.  On May 30, 2014, the daily exchange rate reported by the Federal Reserve Board was RMB6.2471 to US$1.00.

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

The success of our business largely depends on the number of student enrollments in our programs and the amount of course fees that our students are willing to pay. Therefore, our ability to continue to attract students to enroll in our programs without a significant decrease in course fees is critical to the continued success and growth of our business. This will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. Our college is subject to the government imposed annual enrollment quota limit. If we were to violate requirements to which we are subject the Ministry of Education of the People’s Republic of China (“MOE”), could reduce the annual enrollment quota at our college or restrict the programs we offer at our college or the methods by which we recruit new students. If we are unable to continue to attract students to enroll in our programs without a significant decrease in course fees, our net revenues may decline and we may not be able to maintain profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

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

We may not successfully integrate our operations and the operations of entities we acquire in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of the acquisitions to the extent, or in the timeframe, anticipated, which would have a material adverse effect on our results of operations.  From 2011 to 2013, we completed several disposals. This was done to sharpen our focus on the organic growth and business portfolio with stronger performance, greater capital efficiency and better asset turnover. Due to loss of control, we have deconsolidated Tianjin Tutoring after September 2013 and deconsolidated Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring after December 2013.

Our results of operations may fluctuate, which makes our financial results difficult to forecast, and could cause our results to fall short of expectations.

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. Our net revenues decreased from RMB1,496.9 million in 2011 to RMB1,277.5 millionin 2012, and decreased to RMB1,140.5 ( US$ 188.4 million ) in 2013. Comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

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

A substantial majority of the net revenues generated in our tutoring segment in the year ended December 31, 2013 were generated from tutoring services focused on preparing for ZhongKao and GaoKao. There have been changes in some areas in the way ZhongKao is administered. For example, beginning in 2010, Yunnan Province stopped administering ZhongKao. Instead, high schools will admit students based on a combination of a comprehensive evaluation of the students’ aptitude (provided by their middle schools) and the students’ middle school academic performance. To ensure the success of the educational reform and cultivate students’ comprehensive abilities, Yunnan Province also prohibits subject competitions in elementary and middle schools, including Olympic math competitions, and standardizes admission policies regarding adding points to middle school test scores based on a student’s extracurricular activities. As for GaoKao, some top universities such as Peking University have been allowed to recruit students through independently administered tests and admission procedures in recent years. The candidates still need to take GaoKao and their scores in GaoKao may not be lower than certain thresholds, but such GaoKao scores will not be the sole determining factor in the admission process. Students admitted in this manner generally should not exceed 5% of the annual enrollment quotas of these universities as approved by the MOE. To the extent ZhongKao, or even GaoKao, becomes less prevalent throughout China, our business and results of operations may be materially adversely affected.

If we are unable to renew our existing loan facilities, or obtain new loans, at all or on terms that are acceptable to us, our growth pace will be impacted.

As of December 31, 2013, our total borrowings amounted to RMB201.3 million (US$33.3 million). We may seek to obtain additional bank loans in the future. We cannot assure you that we will be able to roll over our existing bank facilities, or obtain new loans or credit facilities, at all or on terms that are acceptable to us. Our ability to obtain financing may be affected by our financial position and leverage, our credit rating and investor perception of the education industry, as well as by prevailing economic conditions and the cost of financing in general. In addition, factors beyond our control, such as recent global market and economic conditions and the tightening of credit markets may result in a diminished availability of financing and increased volatility in credit and equity markets, which may materially adversely affect our ability to secure financing at reasonable costs or at all.  As of December 31, 2013, RMB98.4 million was from domestic in China and USD17.0 million was from International Finance Corporation (“IFC”), which was subsequently indirectly re-assigned to China Education Investment Holding Limited (“CEIHL”). We cannot assure you that the People’s Bank of China (“PBOC”) will not in the future take actions that may result in a tightening of the credit market in China.  Our ability to obtain bank loans from domestic Chinese banks will be significantly impacted by the PBOC’s policies, over which we have no control.  If we are unable to roll over our existing bank facilities or to obtain financing in the future on terms acceptable to us, our business operations and our growth plans would be materially harmed.

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

There were few litigations relateld to infringement and misappropriation in the past few years from 2009 to 2012 and there was no intellectual property misappropriation and infringement claims in the year of 2013.

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

In accordance with U.S. GAAP, we account for our acquisitions using the acquisition method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. There was no impairment loss recorded in the year of 2013. During 2012, we recognized an impairment loss of RMB806.6 million due to decline of business. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted a stock option plan in 2005, or 2005 Stock Plan, as well as an equity incentive plan in 2010, or 2010 Equity Incentive Plan. We have granted options and restricted shares under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, and may have an adverse or negative impact on our results of operations. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. As of December 31, 2013, we had RMB8.7million (US$1.4million) of unrecognized share-based compensation costs, adjusted for estimated forfeitures, related to unvested stock option awards granted prior to such date, which are expected to be recognized over a weighted-average period of 0.71 years. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

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

In order to enjoy the preferential tax treatment to be exempted from income tax on its profits and to be entitled to a 50% reduction in income tax rate and to maintain the “Software Enterprise” status, the entity is required to obtain a Certificate of Software Enterprise issued by the provincial IT industry administration authorities through meeting the following conditions: (a) its primary business includes computer software development and production, system integration, application services and other related technical services because an enterprise which only engages in software trading is not qualified, (b) it has developed one or more software products or has intellectual property rights to such products, or provides such services as certified computer information system integration, (c) it has the technical equipment and business location required to engage in software development and related technical services, (d) it has the means and ability to control the quality of its software products and technical services, (e) its technicians engaging in product development and technical services make up no less than 50% of the staff, (f) its research and development expenses for software technology and products make up more than 6% of its software revenues, and (g) its annual software sales make up more than 35% of its total annual revenue and the sales of self-produced software make up more than 50% of the software sales. Pursuant to the Criteria for Recognition and Administrative Measures of Software Enterprises, Software Enterprises are subject to annual inspections by the local software industry associations or other relevant associations authorized by the Ministry of Industry and Information Technology (“MIIT”). Software Enterprises which fail such annual inspections may not, for the current year, enjoy the relevant incentive policies including the preferential tax treatment. Ambow Online has obtained the Certificate of Software Enterprise. For the years ended December 31, 2011, 2012 and 2013, if our corporate subsidiaries in the PRC had not been awarded tax holidays or received preferential tax treatment, the increase in our tax expense would have been RMB59.6 million in 2011, and nil for both in 2012 and 2013.

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

The growth rate of China’s domestic product in 2013 was 7.7%, compared to a growth rate of 7.8% in 2012. A number of factors contributed to this slowdown in China’s economy, including appreciation of the RMB, which adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. Since we derive substantially all of our revenues from students in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our students may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing students. The adverse economic conditions, if they continue or worsen, will affect consumer spending generally, which could result in decreased demand for our services and products within our target markets.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting. Given that Ambow’s maket capitalization is less than USD 75 million as the year ended December 31, 2013, according to the Section 989G(a) of the Dodd-Frank Act, the section 404(b) of the Sarbanes-Oxley Act of 2002 is not applicable, so there is no need for an independent registered public accounting firm issue an attestation report on the effectiveness of our internal control over financial reporting. However, the section 404(a) of the Sarbanes-Oxley Act of 2002 is still applicable, which is requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. Our management have performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013 and reported to our board of directors the material weaknesses as of December 31, 2013.The material weaknesses identified in our internal control over financial reporting are related to both the inadequate oversight over complex transactions and insufficient personnel with appropriate levels of accounting knowledge and experience to address the high volume of U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. In addition, disposal of certain significant assets were not reviewed by Ambow’s legal department, financial department or under effective oversight by Board of Directors. See “Item 15. Controls and Procedures.”

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

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission (“NDRC”), and the Ministry of Commerce (“MOFCOM”) on December 24, 2011 and became effective on January 30, 2012, foreign investment is encouraged to participate in higher education and vocational training services. The foreign investment in higher education has to take the form of a Sino-foreign equity or cooperative joint venture. Senior high school education in grades 10-12 is a restricted industry. The foreign investment in senior high school education has to take the form of a cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December 31, 2013, we had a total of 184 centers and schools, comprised of 143 tutoring centers, four K-12 schools, 19 career enhancement centers, 16 training offices and two career enhancement campuses. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools and career enhancement centers.

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

As of December 31, 2013, we had across our four operating segments a total of 32 schools that were registered as private schools as opposed to companies. Of the 32 schools, four schools that we continue to own were registered as schools not requiring reasonable returns. In addition 21st Century School, for which we hold a 15-year operating right, was also registered as a school not requiring reasonable returns. The other 28 schools were registered as schools requiring reasonable returns. The total net revenue of the schools requiring reasonable returns accounted for 4.9% of our consolidated total net revenue for the year ended December 31, 2013. The total net revenue of the schools not requiring reasonable returns accounted for 3.1% of our consolidated total net revenue for the year ended December 31, 2013. The schools requiring reasonable returns reported a net loss position for the period ending December 31, 2013 and the schools not requiring reasonable returns reported a net gain position for the period ending December 31, 2013.

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

In late 2012, we decided to suspend the software sales temporarily due to the loss of business impacted by negative publicity in the media in the last quarter of 2012. We considered this suspension of the software sales as a temporary strategy, and would resume the software sales later when the company's business had recovered and got sufficient funding for rebuilding the R&D team.

Currently, we still retain part of the software sales to some small distributors, and although reduced, our R&D team has been maintaining the basic software developing codes and databases. So the company didn't consider this suspension as a discontinuation of the software business.

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

We believe we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2013. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for the year ending December 31, 2014 or any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies historically have been especially volatile), we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to such United States holder. See “Item 10.E—Taxation—United States federal income taxation—Passive foreign investment company.”

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

During the year of 2013, we have deconsolidated Tianjin Tutoring after September 2013, and deconsolidated Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring after December 2013. All the deconsolidations were due to loss of control.

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

A restructuring agreement, between the company and CEIHL provides for a loan facility for the company, comprising approximately RMB299.0 million (US$48.0 million) less the amounts paid, or procured to be paid, by CEIHL or its nominee in satisfaction of and/or discharge of and/or to purchase and cancel the onshore debt with estimated pay off value of approximately RMB83.0 million (US$13.3 million) and includes the amount of the existing facility provided by CEIHL pursuant to which the sum of approximately RMB105.9 million (US$17.0 million)  of principal is due, leaving the rest of the cash being injected into the company, and includes, inter alia, the necessary conversion rights to enable CEIHL to become the holder of 50.1% of the voting rights (equating to 85% of the economic interest) in the company.

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

B.                                    Business Overview

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer high quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and infrastructure. As of December 31, 2013, we had a total of 184 centers and schools, comprised of 143 tutoring centers, four K-12 schools, 19 career enhancement centers, 16 training centers and two career enhancement campuses, which are located in 19 provinces and autonomous regions within China.

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

Our business has declined since the internal independent investigation in 2012 and subsequent negative publicity in the media.

We have two business divisions, “Better Schools” and “Better Jobs,” and four operating segments, tutoring, K-12 schools, career enhancement and college. Our tutoring and K-12 schools segments are within our Better Schools division and career enhancement and college segments are within our Better Jobs division. Revenues from continuing operations for our Better Schools division accounted for65.0%, 75.5% and 82.9% of our total net revenues from continuing operations in the fiscal years of 2011, 2012 and 2013, respectively. Revenues from our Better Jobs division accounted for35.0%, and 24.5% and 17.1% of our total net revenues from continuing operations in 2011, 2012 and 2013, respectively. We recorded net income from continuing operations of RMB161.1 million, net loss of RMB1,616.6 million and RMB634.0 million (US$104.7 million)  in 2011, 2012 and 2013, respectively. Our total student enrollments from continuing operations in our Better Schools division were approximately 759,000 and 547,000 for the fiscal year ended December 31, 2012 and 2013 respectively; and in our Better Jobs division were approximately 127,000 and 48,000 for the fiscal year ended December 31, 2012 and 2013 respectively.

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

In 2013, there was no software sale to distributors, however, although reduced, our R&D team has been maintaining the basic software developing codes and databases. The company didn’t consider this suspension to be a discontinuation of the software business.

The following map sets forth the service coverage and the geographic coverage of our tutoring centers and K-12 schools (marked as Better Schools), and our career enhancement centers, career enhancement campuses and college (marked as Better Jobs) as of December 31, 2013:

Better Schools

Our Better Schools division consists of 143 tutoring centers and four K-12 schools as of December 31, 2013, which are located in or around our 16 provinces and 3 municipalities directly under the Central Government across China.

Our tutoring centers are designed to help students perform better in school and prepare for important tests, specifically high school and university entrance exams. In addition to our classroom-based teaching services, we offer educational curriculum and software products through our web-based applications to allow our students access to our tutoring services from anywhere at any time. Combined with our proprietary “learning engine,” our software features such functions as online video classes, practice questions, discussion forums and prior actual tests. Our educational software products include eBoPo (meaning “energy and impact” in Chinese), which offers full subjects, online practice tests and instruction for K-12 level students. Our software products and web-based applications complement our in-person classes and offer individualized services and tailored content based on each student’s specific needs. Our tutoring centers offer the classroom instruction, small class and one-on-one tutoring. Total student enrollments of these tutoring centers were approximately 530,000 for the fiscal year ended December 31, 2013.

Our K-12 schools, which are accredited by the local equivalent of the MOE, provide full-subject national curriculum, including mathematics, language, history, sciences and arts. Our four K-12 schools had an aggregate capacity of up to 20,000 students. Before our students enter our K-12 schools, they need to take our admissions test. Before they graduate from our K-12 schools, they need to pass the exam required by the local MOE. When they pass this exam, they earn a certificate recognized by the local public school system. Our tutoring centers provide corresponding tutoring programs, along with ZhongKao and GaoKao preparation, GaoKao retake preparation and overseas exam preparation. Our strategy for our educational services is to establish service network that provide services in populated and economically-developed cities in China. We intend to continue to improve the education quality and brands of our schools, which we leverage to support our tutoring programs. We will also continue to develop or acquire tutoring centers that have the high ratings and quality teachers.

Better Jobs

Our Better Jobs division consists of 19 career enhancement centers, 16 training offices, and two career enhancement campuses as of December 31, 2013, which are located in the Bohai Rim Area, Central South Area (Changsha, Zhuzhou and Xiangtan) and the Yangtze River Delta. Our career enhancement centers are designed to help university level students and graduates enhance their practical skills and improve their competitive positioning upon graduation as they look to start their career. We have located our service network in regional economic centers within China where there is a high concentration of companies in high-growth industries. We cooperate with universities to provide our career enhancement services to their students. Our directly-operated college and our university partners provide us with a large base of customers to whom we can offer our services and products. Classes taken at our career enhancement centers and campuses can also count as credits earned towards requirements of certain university degree programs.

Our career enhancement centers currently focus on IT services and digital art training. Our career enhancement services curriculum emphasizes providing students with “hands-on training” for professional skills, including case studies, job environment simulation and specific technical skills needed to excel in jobs at our corporate partners, as well as “soft skills” training, including courses on time management, presentation, leadership and interview techniques. We design our career enhancement curriculum based on our understanding of the target industries and the actual recruiting needs of our corporate partners and corporations looking to hire our students. We also offer corporate training programs for our corporate partners’ employees that are designed jointly with certain of our corporate partners to specifically tailor the training for these employees. For the fiscal year ended December 31, 2013, student enrollments in our career enhancement services were approximately 48,000.

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

Acquisitions and disposals

During the year of 2012, we acquired 16 tutoring centers, which were owned and operated by a third party. Please refer to Note 23 to the financial statements. We believe the acquisition of the 16 training centers is an integral piece of the company’s strategy to increase its market share in providing tutoring services in China. There was no acquisitions in 2013.

In December 2011, the company signed an agreement to sell Beijing Century College Group and part of the interest of 21st School to Xihua Group. By December 2012, the transaction to sell Beijing Century College Group had been completed while the company maintained the control and legal title on 21st School for an additional fifteen years. During the year of 2013, the company has returned the 15 years operating rights of 21st School back to Xihua Group.

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

Subsequent to December 31, 2013, we planned to continue to strengthen our operations primarily through organic growth.

Deconsolidation

Tianjing Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring are 100% owned by the Group. In 2013, affected by the negative news and internal investigation occurred in 2012, the principals and most of staffs, especially the sales teams, resigned from these 3 entities because of losing confidence in the Group. The business operations of these 3 entities significantly suffered from the impact of the resignation accordingly. Tianjin Tutoring stopped providing financial statements and reporting operating results to the Group after September 30, 2013, which was determined at the date that the Group ceased to have substantial control on Tianjin Tutoring. The Group lost control and connection with Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring from the early 2014. Afterwards, the Group did not have any continuing involvement with these deconsolidated subsidiaries.

By the report issuance date, the cancelation of registration from the Administration for Industry and Commerce is in the process. Therefore, Tianjin Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring are subsidiaries of the Group legally.

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

As of December 31, 2013, we had across our four operating segments a total of 32 schools that are registered as private schools as opposed to companies, of which four schools are registered as schools not requiring reasonable returns, while all other schools are registered as schools requiring reasonable returns.

Foreign investment in education service industry

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the NDRC, and the MOFCOM on December 24, 2011 and became effective on January 30, 2012, foreign investment is encouraged to participate in higher education and vocational training services. The foreign investment in higher education has to take the form of a Sino-foreign equity or cooperative joint venture. Senior high school education in grades 10-12 is a restricted industry. The foreign investment in senior high school education has to take the form of a cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December, 2013, we had a total of 184 centers and schools, comprised of 143 tutoring centers, four K-12 schools, 19 career enhancement centers, 16 training offices and two career enhancement campuses. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and colleges.

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

Software copyright registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (whether a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant shall be granted a registration certificate by the China Copyright Protection Center. As of December 31, 2013, we have been issued 71 registration certificates for computer software copyrights, of which we use 36 of such registration certificates to operate our business.

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

Regulation of domain names and website names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2013, we have registered 102 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the SAIC or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn”. In February 2006, China Internet Network Information Center (“CNNIC”), issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of December 31, 2013, we have registered 10 website names used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce.

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

C.                                    Organizational Structure

The diagrams below illustrate our corporate structure with respect to each of our significant subsidiaries and VIEs and the place of incorporation of each named entity as of December 31, 2013.

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

Exhibit A: Entities owned by Shanghai Ambow Education Information Consulting Co., Ltd. (34)

Exhibit B: Entities owned by Beijing Ambow Shida Education Technology Co., Ltd. (7)

Exhibit C: Entities owned by Ambow Sihua Education and Technology Co., Ltd. (23)

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

•                  Receive economic benefits from the pre-tax profits of our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Online to our VIEs and their respective subsidiaries. Such economic benefits, being net revenues of RMB72.4 million and RMB88.2 million (US$14.2 million) and RMB0.04 million for the years ended December 31, 2011, 2012 and 2013, respectively (which have been eliminated upon consolidation) were earned by Ambow Online in consideration of the products sold and services provided to our VIEs’ subsidiaries; and

•                  Have an exclusive option to purchase all or part of the equity interests in our VIEs and all or part of the equity interest in its subsidiaries, as well as all or part of the assets of our VIEs, in each case when and to the extent permitted by applicable PRC law.

Similar to Ambow Online, Ambow Yuhua was recognized as a “software enterprise” and owned by Ambow College Management Limited (Hong Kong), Ambow Sihua and Ambow Shida with shares ownership of 87.23%, 11.49%, and 1.28% respectively. It provided softwares products and related technical services to our VIEs and their respective subsidiaries through contractual arrangements. The economic benefits from the pre-tax profits of our VIEs and their respective subsidiaries in consideration for products sold and technical support provided by Ambow Yuhua, being net revenues of RMB82.8 million, RMB8.9 million (US$1.4 million) and nil for the years ended December 31, 2011, 2012 and 2013, respectively (which have been eliminated upon consolidation) were earned by Ambow Yuhua.

Accordingly, we treat these domestic PRC companies as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. These domestic PRC companies and their subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and college (disposed in the year of 2013).

Each of Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian has executed a series of control agreements with Ambow Online described in more detail below through which agreements Ambow Online exercises effective contractual control over Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian.

Ambow Shida, Ambow Sihua and Ambow Shanghai each is a controlling entity operating one of our business lines, including tutoring centers, K-12 schools, career enhancement service centers and campuses and each owns certain interest in a number of schools and entities. Below is the detailed description of their interests as of December 31, 2013:

1.                                      Tutoring Centers

(1)                                 Ambow Sihua owns the 100% equity interest in (a) Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in (b) Tianjin Tutoring and (c) Tianjin Ambow Huaying School. The three entities of (a), (b) and (c) are together known as “Tianjin Tutoring”, which has been deconsolidated in the year of 2013 due to loss of control;

(2)                                 Ambow Sihua owns the 100% equity interest in Beijing YZ Tutoring, which operates nine tutoring centers;

(3)                                 Ambow Sihua owns the 100% equity interest in Shuyang Tutoring, which operates one tutoring center;

(4)                                 Ambow Sihua owns the 100% equity interest in Jilin Clever Technology Consulting Co., Ltd., which owns the 100% equity interest in Jilin Tutoring, which in turn operates six tutoring centers;

(5)                                 Ambow Sihua owns the 100% equity interest in Zhenjiang Ambow Education Training Center, which operates six tutoring centers;

(6)                                 Ambow Sihua owns the 100% equity interest in Zhengzhou Tutoring, which operates one tutoring center;

(7)                                 Ambow Sihua owns the 100% equity interest in Changsha Tutoring, which operates four tutoring centers;

(8)                                 Ambow Sihua owns the 100% equity interest in Beijing Century Tutoring, which operates four tutoring centers;

(9)                                 Ambow Sihua owns the 100% equity interest in Guangzhou DP Tutoring, which has been deconsolidated in the year of 2013 due to loss of control;

(10)                          Ambow Sihua owns the 100% equity interest in Beijing JY Tutoring, which operates 98 tutoring centers;

(11)                          Ambow Sihua owns the 90% equity interest in Shenyang Hanwen Educational Training School, which operates two tutoring centers;

(12)                          Ambow Shida owns the 95% equity interest in Beijing SIWA Future Education Enterprise Co., Ltd., which operates one tutoring center;

(13)                          Ambow Sihua owns the 100% equity interest in Beijing Xin Gan Xian Tutoring, which operates four tutoring centers;

(14)                          Ambow Sihua owns the 100% equity interest in Beijing JT Tutoring, which operates four tutoring centers;

(15)                          Ambow Sihua owns the 100% equity interest in Beijing Aijia Kids English Training School, which operates one tutoring center;

(16)                          Ambow Sihua owns the 100% equity interest in Lanzhou Anning Ambow English Training School, which operates one tutoring center; and

(17)                          Ambow Sihua owns the 100% equity interest in Lanzhou Chengguan Ambow English Training School, which operates one tutoring center.

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

(8)                                 Ambow Shanghai owns the 100% equity interest in Guangzhou ZS Career Enhancement, which operates one career enhancement service center which has been deconsolidated in the year of 2013 due to loss of control;

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

(2)                                 College

•                  As of December 2013, we have disposed the only college we had, Applied Technology College.

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

D.                                    Property, Plant and Equipment

Our headquarters are located in Beijing, China, where we lease approximately 537 square meters of office space. In addition, we lease an aggregate of approximately1,156,495 square meters of space for our tutoring centers, K-12 schools, career enhancement centers and college. We own an aggregate of approximately 476,081 square meters, including approximately 53,726 square meters at our K-12 school in Jiangsu Province, and approximately 21,434 square meters at Changsha K-12 Experimental School.

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

A.                                    Operating Results

Overview

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer high-quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and robust infrastructure. Our service network, comprised of 143 tutoring centers, four K-12 schools, 19 career enhancement centers, 16 training offices and two career enhancement campuses as of December 31, 2013, together with our software companies and corporate training companies, and combined with sales to distributors, enable us to provide our services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Our net revenues from continuing operations increased from RMB1,496.9 million in 2011 and droped to RMB1,277.5 millionin 2012 and further down to RMB1,140.5 million (US$188.4 million) in 2013.  The decrease from 2011 to 2013 was primarily due to the suspension of software sales and negative publicity in the media since the start of the internal independent investigations in 2012.

We recorded income from continuing operations of RMB161.1 million, loss of RMB1,616.6 million and loss of RMB634.0 million (US$104.7 million) in 2011, 2012 and 2013, respectively.

Net revenues from our Better Schools division, which includes tutoring and K-12 schools, accounted for 65.0%, 75.5% and 82.9% of our total net revenues from continuing operations in 2011, 2012 and 2013, respectively. Net revenues from our Better Jobs, which includes continuing operations of Career Enhancements and Colleges, accounted for 35.0%, 24.5% and 17.1% of our total net revenues from continuing operations in 2011, 2012 and 2013, respectively. We expect the mix of our net revenues between our Better Schools and Better Jobs divisions to fluctuate as we continue to expand our business and as the expansion plans focus more heavily on one of our segments in a given period.

For the fiscal year ended December 31, 2013, we had approximately a total of 595,000 student enrollments from continuing operations for our Better Schools and Better Jobs divisions. When we refer to student enrollments in this annual report, we mean the total number of students enrolled in our K-12 schools and college and the total number of classes, tutoring sessions or training programs purchased by students under our tutoring and career enhancement services as well as the users of software products sold directly by us or through distributors for the respective period. For example, if one student enrolls in two separate tutoring classes or training programs, we count that as two student enrollments.

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

Sales to our distributors

For the years ended December 31, 2011, 2012 and 2013, sales to distributors were RMB346.2 million, RMB96.6 million, and nil respectively and sales to distributors were approximately 23.1%, 7.6% and 0%, respectively, of our net revenues from continuing operations. The decrease in sales to our distributors from 2011 to 2013 was mainly due to the suspense of the software sales.

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

Effects of acquisitions, disposals and other strategic plans

In the year of 2012, we acquired 16 training centers, which provided after-school tutoring services for K-12 students. We believe the acquisition of the 16 training centers is an integral piece of our strategy to increase its market share in providing tutoring services in China. Our future results of operations will depend significantly upon our ability to increase student enrollments at existing schools and centers, open new tutoring and career enhancement centers, and further expand our partner school and center network throughout China. We will continue to implement additional measures and recruit qualified personnel in order to effectively manage and support our growth.

Following a strategic review of our business portfolios, in order to sharpen our focus on growth assets which consist of tutoring and career enhancement, and to adjust our business portfolio with better performance and greater capital efficiency, we have reverted the operating right for Zhenjiang Foreign Language School back to the original owner. We also disposed of Beijing Century College Group, and part of the interest of 21st School to Xihua Group. By December 2012, the transaction to sell Beijing Century College Group had been completed while the company maintains the control and legal title on 21st School for an additional fifteen years, which was returned to its original owner in 2013. On the board meeting at December 19, 2012, management proposed and was authorized by the board to explore possible sale of Applied Technology College to Kunshan government, which was disposed in July 2013.  For additional information, see Note 25 and Note 26 of Notes to the consolidated financial statements.

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

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
-Educational program and services	1,130,269	75.5	1,210,591	94.8	1,140,487	188,395	100.0
-Software products	366,600	24.5	66,886	5.2	—	—	0.0
Net revenues	1,496,869	100	1,277,477	100	1,140,487	188,395	100.0
-Educational program and services	(571,953)	(38.2)	(793,129)	(62.0)	(742,637)	(122,675)	(65.1)
-Software products	(49,223)	(3.3)	(12,177)	(1.0)	—	—	0.0
Cost of revenues	(621,176)	(41.5)	(805,306)	(63.0)	(742,637)	(122,675)	(65.1)
-Educational program and services	558,316	37.3	417,462	32.7	397,850	65,720	34.9
-Software products	317,377	21.2	54,709	4.3	—	—	0.0
Gross Profit	875,693	58.5	472,171	37.0	397,850	65,720	34.9

Net revenues

In 2011, 2012 and 2013, we generated net revenues of RMB1,496.9 million, RMB1,277.5 million and RMB1,140.5 million (US$188.4 million), respectively from continuing operations.

Revenue decrease from 2011 to 2013 was mainly due to the suspension of software sales and student withdrawl following the negative publicity in the media.

Our total software product revenues were RMB366.6 million, RMB66.9 million and nil in 2011, 2012 and 2013 respectively. These revenues as a percentage of our total net revenues from continuing operations were 24.5%, 5.2% and 0% in 2011, 2012 and 2013, respectively. Our product sales include value added tax (“VAT”).

We derived net revenues from our four operating segments in terms of percentages of our overall net revenues from continuing operations as follows in 2011, 2012 and 2013:

	For the Year Ended December 31,
	2011	2012	2013
	%	%	%
Better Schools:
Tutoring	52.0	60.5	66.8
K-12 schools	13.0	15.0	16.1
Total Better Schools	65.0	75.5	82.9

Better Jobs:
Career enhancement	33.8	24.3	17.1
College	1.2	0.2	0.0
Total Better Jobs	35.0	24.5	17.1

The following table sets forth our approximate student enrollments under our four operating segments in 2011, 2012 and 2013, which exclude enrollments from the disposed entities.

	2011	2012	2013
	(in thousands)
Better Schools:
Tutoring (1)	860,000	740,000	530,000
K-12 schools (2)	21,000	19,000	17,000
Total Better Schools	881,000	759,000	547,000
Better Jobs:
Career enhancement (1)	105,000	127,000	48,000
College (3)	—	—	—
Total Better Jobs	105,000	127,000	48,000

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

(3)        College has been excluded from continuing operation for the year of 2011, 2012 and 2013 as discontinued operations.

Tutoring.  We provided educational services in our 143 tutoring centers as of December 31, 2013. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to six months. We also generated revenues in our tutoring segment through sales of software products, which were suspended in the year of 2012. For sales directly to students and to distributors with a proven payment history with us, we recognize these net revenues upon delivery of our software products or education services to our students or distributors. For sales to distributors without a proven payment history, we recognize revenue upon collection of cash if delivery has occurred. The most significant factors that directly affect our net revenues in our tutoring segment are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB100 to RMB13,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are delivered in large class settings ranging from 15 students to 50 students per class. In addition, we also deliver these services in premium classes, including one-on-one tutoring.

K-12 schools.  We operated four K-12 schools as of December 31, 2013. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly take place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB2,500 to RMB60,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 50 students per class.

Career enhancement.  Our career enhancement services are provided in our 35 career enhancement centers, which include 19 career centers and 16 training offices. In addition, there are two career enhancement campuses as of December 31, 2013. We recognize revenues from course fees collected for enrollment in the courses we offer at our career enhancement centers over the period of the course, which typically ranges from several days to 12 months. Course fees collected in advance are recorded as deferred revenues until the services are provided. We also generate revenues in our career enhancement segment through sales of software products. For distributors with a proven payment history with us, we recognize these revenues upon delivery of our education services and software products to these distributors. For sales to distributors without a proven payment history we recognize revenue upon collection of cash if delivery has occurred. The most significant factors that directly affect our revenues in our career enhancement segment are the number of enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as soft skills, information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB200 to RMB20,000 per program with course lengths ranging from several days to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class. Prices of software products sold by Career Enhancement segment range from RMB100 to RMB32,000.  The corporate trainings are all tailor-made according to customer companies’ requirements, and normally are delivered to 10 to 30 persons per course.

College.  We had completed the disposal of our only college, Applied Technology College, in the year of 2013 as part of our strategy to focus on organic growth.

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

Gross profit

For continuing operations, gross profit as a percentage of our net revenues was 58.5%, 37.0% and 34.9% in 2011, 2012 and 2013, respectively. From 2011 to 2012, the decrease in gross margin (from RMB875.7 million in 2011 to RMB472.2 million in 2012 and to RMB397.9 million in 2013) was mainly resulted from the suspension of software sales and negative publicity impact in media.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	1,496,869	100.0	1,277,477	100.0	1,140,487	188,395	100
Operating expenses:
Selling and marketing	(351,592)	(23.5)	(594,456)	(46.5)	(374,301)	(61,830)	(32.8)
General and administrative	(266,101)	(17.8)	(698,977)	(54.7)	(555,494)	(91,761)	(48.7)
Research and development	(39,541)	(2.7)	(31,842)	(2.5)	(19,545)	(3,229)	(1.7)
Impairment loss	—	(0.0)	(806,646)	(63.2)	(84,246)	(13,916)	(7.4)

Total operating expenses	(657,234)	(44.0)	(2,131,921)	(166.9)	(1,033,586)	(170,736)	(90.6)

Selling and marketing expenses.  Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The decrease in selling and marketing expenses as a percentage of net revenues was primarily due to lower spending on marketing expense. We expect that our selling and marketing expenses will continue to increase as our continued efforts to enhance our brand recognition.

General and administrative expenses.  Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles and, to a lesser extent, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities as well as bad debt provision. Our general and administrative expenses as a percentage of net revenues decreased from 54.7% in 2012 to 48.7% in 2013 mainly due to impact from the expenses reclassified to discontinued entities related to disposals

Research and development expenses.  Our research and development expenses primarily consist of compensation, benefits and other headcount-related costs associated with the development of our online education technology platform and courseware and outsourced development costs. Our research and development expenses decreased as a result of reducing the size of the team and our business strategy shift to focusing on organic growth in the near future.

Impairment loss.  Our impairment loss from continuing operations was related to the impairment of long-term investment on the deconsolidated entities. See Note 7, Note 9, Note 10, and Note 11 to financial statements for further detail.

Share-based compensation expenses.  The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based expenses:
Selling and marketing	(7,286)	21.9	(6,286)	6.6	(2,658)	(439)	3.5
General and administrative	(25,220)	75.6	(88,019)	92.5	(73,108)	(12,077)	95.4
Research and development	(842)	2.5	(872)	0.9	(829)	(137)	1.1

Total share-based expenses	(33,348)	100.0	(95,177)	100.0	(76,595)	(12,653)	100.0

Our predecessor entity, Ambow Education Co., Ltd., adopted the 2005 Stock Plan in February 2005. Our 2010 Equity Incentive Plan was adopted by our shareholders in June 2010 and became effective upon completion of our IPO. See “Item 6 — Directors, Senior Management and Employees — Compensation—Equity-based compensation plans.” In 2011, 2012 and 2013, we granted 992,700 and 2,205,250 and nil share options, respectively, to our employees and consultants for services rendered by them. Accordingly, we have adopted the provisions of ASC 718 “Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees” for the share options we granted. For options granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the options. For options granted to our consultants, we record share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed.

On October 26, 2011, Dr. Jin Huang, chief executive officer of the company, and holder of more than 10% interest in the voting power of the company, entered into a participation agreement with, among others, the Baring Asia Private Equity Fund V., L.P. (the “Participation Agreement”). Pursuant to this agreement, Campus Holdings Limited (“Campus”), an affiliate to the Baring Asia Private Equity Fund V., L.P., agreed to invest up to US$ 50.0 million to purchase Class A Shares of the company through a series of private transactions and on the open market through purchases of American Depositary Shares. As disclosed in “Item 5.E Off-balance sheet arrangements”. See Note 24 to the financial statements for further details.

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

The determination of our provision for income taxes, particularly for private schools and college is subject to uncertainty. The strict application of the CIT Law indicates that certain of our private schools and college are subject to income tax of 25% after January 1, 2008. For those private schools and college where the tax authorities have not determined a deemed fixed amount or deemed fixed rate for the purposes of calculating income tax payable, we have assumed that income tax of 25% is payable. However, as of December 31, 2013, no detailed implementation guidance has been provided to local tax authorities on how to apply the CIT Law to private schools and college. It is possible that, upon the introduction of the detailed implementation guidance, we may find ourselves in a position whereby income tax is not payable for periods prior to the release of the detailed guidance.

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

The entities apart from the consolidated VIEs mainly include Ambow, Ambow Online, Ambow Dalian (which is the Dalian Career Enhancement Campus) and two holding companies registered in Hong Kong. Assets and liabilities of these entities mainly include cash, current accounts balances of inter-group financing and transactions and leasehold improvement. Operations of these entities are mainly financing and business management.

The company deconsolidates a subsidiary or derecognizes a group of assets as of the date the company ceases to have a controlling financial interest in that subsidiary or group of assets.

The separated VIE and Non-VIE financial net revenue and net income during the year of 2011 were as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter- company Elimination	Group Consolidated
Net Revenue	1,001,761	631,930	(136,822)	1,496,869
Net Income	(102,892)	119,111	—	16,219

The separated VIE and Non-VIE financial information as at December 31, 2012 were as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter- company Elimination	Group Consolidated
Cash and cash equivalent	141,502	36,619	—	178,121
Inter-Group balances due from VIEs/Non VIEs	143,128	1,747,981	(1,891,109)	—
Investment to VIEs	—	81,960	(81,960)	—
Assets classified as held for sale	1,078,092	—	—	1,078,092
other current assets	373,429	51,338	—	424,767
non-current assets	1,229,514	187,904	81,960	1,499,378
Total Assets	2,965,665	2,105,802	(1,891,109)	3,180,358
Inter-Group balances due to VIEs/Non VIEs	1,750,121	116,971	(1,867,092)	—
Liabilities classified as held for sale	381,051	—	—	381,051
current liabilities	870,506	448,342	—	1,318,848
non-current liabilities	73,400	23,104	—	96,504
Total Liabilities	3,075,078	588,417	(1,867,092)	1,796,403
Equity	(109,413)	1,517,385	(24,017)	1,383,955
Net Revenue	1,215,551	147,247	(85,321)	1,277,477
Net Income	(852,927)	(820,626)	38	(1,673,515)

The separated VIE and Non-VIE financial information as at December 31, 2013were as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalent	168,487	8,808	—	177,295
Inter-Group balances due from VIEs/Non VIEs	194,206	1,644,771	(1,838,977)	—
Investment to VIEs	—	81,960	(81,960)	—
Assets classified as held for sale	—	—	—	—
Other current assets	399,764	98,085	—	497,849
non-current assets	1,085,785	192,480	—	1,278,265
Total Assets	1,848,242	2,026,104	(1,920,937)	1,953,409
Inter-Group balances due to VIEs/Non VIEs	1,650,097	174,708	(1,824,806)	—
Liabilities classified as held for sale	—	—	—
Other current liabilities	1,006,859	445,077	—	1,451,936
non-current liabilities	62,172	41,578	—	103,750
Total Liabilities	2,719,128	661,363	(1,824,805)	1,555,686
Equity	(870,886)	1,364,741	(96,132)	397,723
Net Revenue	1,138,521	9,061	(7,095)	1,140,487
Net Income	(479,323)	(451,693)	20,811	(910,205)

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

Sales to distributors

Starting from later of the year 2012, management has decided to gradually suspend the software sales to distributors. Sales to distributors in 2013 was nil compared to 7.6% in 2012 and 23.1% in 2011.

Before the suspension, the company generated parts of its revenue through sales to distributors, including 1) sales of educational programs and services which mainly consist of career enhancement and corporate training programs where the end user accesses content through the company’s server, or 2) sales of software products where the end user accesses content on a compact disk with no further interaction with the company.

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

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships, which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The company reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (see Note 9-”Intangible assets, net” to the financial statements for additional information):

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

We adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Significant judgment is required in evaluating the uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. For the years ended December 31, 2011, 2012 and 2013, we did not have any interest and penalties associated with tax positions.

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

Summary of Consolidated Statements of Operations

	For the Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
Educational programs and services	1,130,269	1,210,591	1,140,487	188,395
Software products	366,600	66,886	—	—
Total net revenues	1,496,869	1,277,477	1,140,487	188,395
COST OF REVENUES:
Educational programs and services	(571,953)	(793,129)	(742,637)	(122,675)
Software products	(49,223)	(12,177)	—	—
Total cost of revenues	(621,176)	(805,306)	(742,637)	(122,675)
GROSS PROFIT	875,693	472,171	397,850	65,720
Operating expenses:
Selling and marketing (1)	(351,592)	(594,456)	(374,301)	(61,830)
General and administrative (1)	(266,101)	(698,977)	(555,494)	(91,761)
Research and development (1)	(39,541)	(31,842)	(19,545)	(3,229)
Impairment loss (1)	—	(806,646)	(84,246)	(13,916)
Total operating expenses	(657,234)	(2,131,921)	(1,033,586)	(170,736)
OPERATING INCOME/(LOSS)	218,459	(1,659,750)	(635,736)	(105,016)
OTHER INCOME (EXPENSE)	(20,119)	(9,505)	(27,735)	(4,581)
Income/(Loss) before income tax, non-controlling interest, and discontinued operations	198,340	(1,669,255)	(663,471)	(109,597)
Income tax benefit (expense)	(37,239)	52,628	29,471	4,868
INCOME/(LOSS) FROM CONTINUING OPERATIONS	161,101	(1,616,627)	(634,000)	(104,729)
Income/(Loss) from sale of discontinued operations, net of income tax	(144,882)	(56,888)	(276,205)	(45,626)
NET INCOME/(LOSS)	16,219	(1,673,515)	(910,205)	(150,355)
Add: Net loss contributable to non-controlling interest	4,966	52,349	3,387	559
NET INCOME/(LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	21,185	(1,621,166)	(906,818)	(149,796)
NET INCOME/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	21,185	(1,621,166)	(906,818)	(149,796)

(1)         Includes depreciation and amortization of RMB86.6 million, RMB101.7 million and RMB90.5 million (US$15.0 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

Year ended December 31, 2013 compared with year ended December 31, 2012

Net revenues.  Our net revenues decreased by 10.7% from RMB1,277.5 million in 2012 to RMB1,140.5 (US$188.4 million)  in 2013. This decrease was primarily due to the suspension of software sales to focus company’s resources on educational programs and services as part of the strategic business development.

Cost of revenues.  Our cost of revenues decreased by 7.8% from RMB805.3 million in 2012 to RMB742.6 million (US$122.7 million) in 2013. The decrease was consistent with the drop of revenue generated business and the suspension of software sales.

Gross profit.  Gross profit as a percentage of our net revenues decreased from 37% in 2012 to 34.9% in 2013. The decrease was primarily due to the suspension of software sales, and it takes a longer period of time for the newly acquired centers to be integrated and to become a higher contribution to the company’s profit.

Operating expenses.  Our total operating expenses decreased by 51.5% from RMB2,131.9 million in 2012 to RMB1,033.6 (US$170.7 million) in 2013. This dcrease was mainly due to less impairment loss in 2013 compared to 2012 and due to the deconsolidation of certain entities and the decreases was in all of our operating cost and expense line items.

•                  Selling and marketing expenses.  Our selling and marketing expenses dereased by 37.0% from RMB594.5 million in 2012 to RMB374.3 million (US$61.8 million) in 2013. The decreases were mainly due to the change of marketing stratety and the decrease of advertising expense.

•                  General and administrative expenses.  Our general and administrative expenses decreased by 20.5% from RMB699.0 million in 2012 to RMB555.5 million (US$91.8 million) in 2013. The decreases were mainly due to the lower bad debt provision in 2013.

•                  Research and development expenses.  Our research and development expenses decreased by 38.6% from RMB31.8 million in 2012 to RMB19.5 million (US$3.2 million) in 2013. This decrease was primarily due to the reducing of the team size and the business focus’ strategic shift to organic growth.

•                  Impairment loss.  The impairment loss of RMB84.2 million (US$13.9 million) in 2013 related to the impairment of long-term investment on the deconsolidated entities. The impairment loss of RMB806.6 million in 2012 related to fixed assets, tradenames and goodwill.

•                  Other income (expense), net.  We recorded net other expenses of RMB27.7 million (US$4.6 million) in 2013, compared to net other expenses of RMB9.5 million in 2012.  The increase was mainly due to higher interest expense imputed based on more short-term liability and the increase disposal loss of long-live assets.

Income tax benefit (expenses).  Our income tax benefit decreased from RMB52.6 million benefit in 2012 to RMB29.5 million (US$4.9 million) benefit in 2013. This decrease was primarily related to less impairment charges.

Income/(loss) from continuing operations.  Our loss from continuing operations decreased from loss RMB1,616.6 million in 2012 to loss RMB634.0 million (US$104.7 million) in 2013. This change was primarily due to the split of loss to discontinued and deconsolidated entities, as well as less impairment charges in 2013.

Income/(loss) from discontinued operations, net of income tax.  Our loss from discontinued operation, net of income tax was RMB276.2 million (US$45.6 million) in 2013, compared to loss from discontinued operations, net of income tax was RMB56.9 million in 2012. The loss from sales of discontinued operation reflected the financial position of discontinued entities during the year.

Net income / (Loss).  According to above mentioned factors, our net loss decreased from RMB1,673.5 million in 2012 to RMB910.2 (US$150.4 million) in 2013.

Year ended December 31, 2012 compared with year ended December 31, 2011

Net revenues.  Our net revenues decreased by 14.7% from RMB1,496.9 million in 2011 to RMB1,277.5 million (US$205.0 million) in 2012. This decrease was primarily due to the suspension of software sales to focus company’s resources on educational programs and services as part of the strategic business development.

Cost of revenues.  Our cost of revenues increased by 29.6% from RMB621.2 million in 2011 to RMB805.3 million (US$129.3 million) in 2012. The increase was primarily due to additional costs including teaching fees and performance-linked bonuses and rental expense associated with the business expansion of tutoring segment and career enhancement segment.

Gross profit.  Gross profit as a percentage of our net revenues decreased from 58.5% in 2011 to 37.0% in 2012. The decrease was primarily due to the suspension of software sales, and it takes a longer period of time for the newly acquired centers to be integrated and to become a higher contribution to the company’s profit.

Operating expenses.  Our total operating expenses increased by 224.4% from RMB657.2 million in 2011 to RMB2,131.9 million (US$342.2 million) in 2012. This increase resulted from increases in all of our operating cost and expense line items, especially selling and marketing, and general and administrative expenses.

•                  Selling and marketing expenses.  Our selling and marketing expenses increased by 69.1% from RMB351.6 million in 2011 to RMB594.5 million (US$95.4 million) in 2012. This increase was primarily due to higher expenses in branding and advertising incurred associated with the growth of Tutoring and Career Enhancement segments.

•                  General and administrative expenses.  Our general and administrative expenses increased by 162.7% from RMB266.1 million in 2011 to RMB699.0 million (US$112.2 million) in 2012. The increases were driven by increased cost associated with new acquisitions and the organic growth of business as well as higher bad debt provision in 2012.

•                  Research and development expenses.  Our research and development expenses decreased by 19.5% from RMB39.5 million in 2011 to RMB31.8 million (US$5.1 million) in 2012. This decrease was primarily due to restructuring of the R&D department as part of the strategic growth plan.

•                  Impairment loss.  The impairment loss of RMB806.6 million (US$129.5 million) in 2012 related to fixed assets, tradenames and goodwill. There was no impairment loss for the year ended December 31, 2011 after reclassed 21st School to discontinued operations.

•                  Other income (expense), net.  We recorded net other expenses of RMB9.5 million (US$1.5 million) in 2012, compared to net other expenses of RMB20.1 million in 2011.  The decrease was mainly due to lower interest expense imputed based on less long-term liability.

Income tax benefit (expenses).  Our income tax benefit (expense) changed from RMB37.2 million expense in 2011 to RMB52.6 million benefit (US$8.4million) in 2012. This change was primarily related to the tax loss carry forward in 2012.

Income/(loss) from continuing operations.  Our income from continuing operations decreased from RMB161.1 million in 2011 to loss RMB1,616.6 million (US$259.5 million) in 2012. This change was primarily due to the suspension of software sales and higher allowance for doubtful accounts as well as higher impairment loss.

Income/(loss) from discontinued operations, net of income tax.  Our loss from discontinued operation, net of income tax was RMB56.9 million (US$9.1 million) in 2012, compared to loss from discontinued operations, net of income tax was RMB144.9 million in 2011. The loss from sales of discontinued operation in 2012 reflected the financial position of Taishidian Holding during the year.

Net income.  According to above mentioned factors, our net income decreased from RMB16.2 million in 2011 to net loss RMB1,673.5 million (US$268.6 million) in 2012.

Discussion of segment operations

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
Tutoring	777,969	773,611	761,377	125,770
K-12 schools	194,557	191,155	183,675	30,341
Better Schools net revenues	972,526	964,766	945,052	156,111
Career enhancement	505,202	310,016	195,435	32,284
College	19,141	2,695	—	—
Better Jobs net revenues	524,343	312,711	195,435	32,284
Total net revenues of reportable segments and the company	1,496,869	1,277,477	1,140,487	188,395
Cost of revenues:
Tutoring	(341,942)	(492,088)	(507,310)	(83,801)
K-12 schools	(107,496)	(124,342)	(120,793)	(19,954)
Better Schools Cost of revenues	(449,438)	(616,430)	(628,103)	(103,755)
Career enhancement	(168,546)	(185,698)	(114,533)	(18,920)
College	(3,192)	(3,179)	—	—
Better Jobs Cost of revenues	(171,738)	(188,876)	(114,533)	(18,920)
Total costs of revenues of reportable segments and the company	(621,176)	(805,306)	(742,637)	(122,675)
Gross profit
Tutoring	436,027	281,523	254,067	41,969
K-12 schools	87,061	66,813	62,882	10,387
Better Schools gross profit	523,088	348,336	316,949	52,356
Career enhancement	336,656	124,319	80,902	13,364
College	15,949	(484)	—	—
Better Jobs gross profit	352,605	123,835	80,902	13,364
Total gross profit of reportable segments and the company	875,693	472,171	397,850	65,720
Gross margin
Tutoring	56.0%	36.4%	33.4%	33.4%
K-12 schools	44.7%	35.0%	34.2%	34.2%
Better Schools gross margin	53.8%	36.1%	33.5%	33.5%
Career enhancement	66.6%	40.1%	41.4%	41.4%
College	83.3%	-18.0%	—	—
Better Jobs gross margin	67.2%	39.6%	41.4%	41.4%
Total gross margin of reportable segments and the company	58.5%	37.0%	34.9%	34.9%

Year ended December 31, 2013compared with year ended December 31, 2012

Tutoring

Net revenues from our tutoring segment decreased from RMB773.6 million in 2012 to RMB761.4 million (US$125.8 million) in 2013. The slight decrease was primarily due to higher refund impacted by the negative publicity in media.

Cost of revenues from our tutoring segment increased from RMB492.1 million in 2012 to RMB507.3 million (US$83.8 million) in 2013. This increase was primarily due to higher costs in the effort of keeping existing business.

Gross profit as a percentage of our net revenues from our tutoring segment was 36.4% in 2012 and 33.4% in 2013. The decrease was mainly due to the suspension of software sales as well as higher cost of revenue for business growth.

K-12 schools

Net revenues from our K-12 schools segment decrease from RMB191.2 million in 2012 to RMB183.7 million (US$30.3 million)in 2013. The decrease was primarily due to more refund as a result of the negative media impact during the year.

Cost of revenues from our K-12 schools segment decreased from RMB124.3 million in 2012 to RMB120.8 million (US$ 20.0 million) in 2013. The decreased was insignificant.

Gross profit as a percentage of our net revenues from our K-12 schools segment was 35.0% in 2012 and 34.2% in 2013. Decrease in the gross profit margin was mainly due to higher headcount-related costs and depreciation.

Career enhancement

Net revenues from our career enhancement segment decreased from RMB310.0 million in 2012 to RMB195.4 million (US$32.3 million) in 2013. The decrease was primarily due to the suspension of software sales and more funds as a result of the negative media impact during the year.

Cost of revenues in our career enhancement segment decreased from RMB185.7 million in 2012 to RMB114.5 million (US$18.9 million) in 2013, which was consistent with the decrease of net revenue.

Gross profit as a percentage of our net revenues from our career enhancement segment was 40.1% in 2012 and 41.4% in 2013. The increase in gross margin was mainly due to the lower cost of revenue in the business growth.

College

Net revenues from our college segment decreased from RMB2.7 million in 2012 to nil in 2013. The decrease was mainly due to the disposal of the Applied Technology College.

Cost of revenues in our college segment decreased from RMB3.2 million in 2012 to nil in 2013.

Gross profit as a percentage of our net revenues from our college segment was gross profit of gross loss of 18.0% in 2012 and 0% in 2013.

Year ended December 31, 2012 compared with year ended December 31, 2011

Tutoring

Net revenues from our tutoring segment decreased from RMB778.0 million in 2011 to RMB773.6 million (US$124.2 million) in 2012. The slight decrease was primarily due to more refund as a result of the negative media impact during the year.

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

K-12 schools

Net revenues from our K-12 schools segment decrease from RMB194.6 million in 2011 to RMB191.2 million (US$30.7 million) in 2012. The decrease was primarily due to more refund as a result of the negative media impact during the year.

Cost of revenues from our K-12 schools segment increased from RMB107.5 million in 2011 to RMB124.3 million (US$20.0 million) in 2012. The increase was mainly due to a new kindergarten introduced..

Gross profit as a percentage of our net revenues from our K-12 schools segment was 44.7% in 2011 and 35.0% in 2012. Decrease in the gross profit margin was mainly due to higher headcount-related costs and depreciation.

Career enhancement

Net revenues from our career enhancement segment decreased from RMB505.2 million in 2011 to RMB310.0 million (US$49.8 million) in 2012. The decrease was primarily due to the suspension of software sales and more funds as a result of the negative media impact during the year.

Cost of revenues in our career enhancement segment increased from RMB168.5 million in 2011 to RMB185.7 million (US$29.8 million) in 2012, which was primarily due to the higher costs in the effort to maintain the business growth.

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

Gross profit as a percentage of our net revenues from our college segment was gross profit of 83.3% in 2011 and gross loss of 18.5% in 2012. The decline in gross margin was mainly due to the suspension of software sales.

B.                                    Liquidity and Capital Resources

The company incurred a net loss of RMB 1,673.5 million and RMB 910.2 million for the years ended December 31, 2012 and 2013, respectively, which included a non-cash impairment charge of RMB 1,136.9 million related to provision of receivables, and the write-down of receivables, fixed assets, goodwill and intangible assets in 2012, and a non-cash impairment charge of RMB 605.5 million, related to the provision of receivables, disposal loss of subsidiaries, and loss on de-consolidation of certain subsidiaries in 2013.  The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the company will be able to reduce or eliminate its net losses for the foreseeable future.  If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to achieve profitability.

Our principal sources of liquidity have been cash generated from operating activities and financing activities. Our financing activities consist primarily of our private placements of preferred shares to investors, bank loans we started to borrow in 2009 and the issuance of ordinary shares in our IPO. As of December 31, 2013, we had RMB177.3 million (US$29.3 million) in unrestricted cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of our VIEs and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our VIEs or their respective subsidiaries. However, a portion of the cash balances of our VIEs and their respective subsidiaries is paid to us pursuant to our contractual arrangements with our VIEs and their respective subsidiaries. See “Item 7.B —Related Party Transactions—Contractual arrangements with our VIEs and their respective subsidiaries and shareholders.”  As of December 31, 2013, we had RMB168.5 million (US$27.8 million) in unrestricted cash and cash equivalents from our VIEs.

The company’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB776.8 million as of December 31, 2013. In addition the company has lease commitment within one year totaling RMB94.0 million as of December 31, 2013.

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

Condensed summary of our cash flows

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	296,705	(32,004)	(160,544)	(26,520)
Net cash provided by/(used in) investing activities	(494,558)	(457,855)	65,862	10,880
Net cash provided by/(used in) financing activities	(46,216)	76,838	82,885	13,691
Cash and cash equivalents included in assets held for sale	(288,886)	(11,080)	—	—
Effects of exchange rate changes on cash and cash equivalents	(15,450)	(7,559)	(109)	(18)
Net change in cash and cash equivalents	(318,916)	(142,774)	(826)	(136)
Cash and cash equivalents at beginning of period	639,811	320,895	178,121	29,423
Cash and cash equivalents at end of year	320,895	178,121	177,295	29,287

Operating activities

Net cash used in operating activities amounted to RMB160.5 million (US$26.5 million) in the year ended December 31, 2013, as compared to net cash used in operating activities of RMB32.0 million in the year ended December 31, 2012 and net cash provided in operating activities of RMB296.7 million in the year ended December 31, 2011.

Net cash used in operating activities in the year ended December 31, 2013 was primarily attributable to net loss of RMB910.2 million (US$150.4 million), and deferred tax of RMB32.1million (US$5.3 million), partially offset by depreciation and amortization of RMB129.8 million (US$21.4 million), an increase in amount of bad debt provision of RMB128.6 million (US$21.2 million), an increase in amount accrued and other liabilities of RMB204.6 million (US$33.8 million), an increase in prepaid and other current assets of RMB56.7 million (US$9.4 million), an increase in other non-current assets of RMB19.8 million (US$3.3 million), an increase of deferred revenue of RMB12.2 million (USD$2.0 million) and an increase in accounts receivable of RMB64.1 million (USD$10.6 million), due to the allowance for doubtful accounts.

Net cash used in operating activities in the year ended December 31, 2012 was primarily attributable to net loss of RMB1,673.5 million and deferred tax of RMB117.5 million, partially offset by an increase in amount of impairment loss from continous operations of RMB856.7 million, depreciation and amortization of RMB138.6 million, an increase in amount of bad debt provision of RMB306.4 million, an decrease in prepaid and other current assets of RMB64.4 million, an decrease in other non-current assets of RMB50.2 million, and an increase of deferred revenue of RMB122.1 million.

Investing activities

Net cash provided by investing activities amounted to RMB65.9 million (US$10.9 million) in the year ended December 31, 2013 as compared to net cash used of RMB457.9 million in the year ended December 31, 2012 and RMB494.6 million in the year ended December 31, 2011.

Net cash provided by investing activities in the year ended December 31, 2013 was mainly from maturity of term deposits of RMB26.8 million (US$4.4 million) and proceed from disposal of financial assets of RMB35.0 million (US$5.8 million), partially offset by the purchase of property and equipment of RMB23.2 million (US$3.8 million), purchase of new training centers of RMB3.8 million (US$0.6 million), and cash recievedof RMB39.7 million (US$6.6 million) after netting of consideration in cash and cash hold in the disposed entity.

Net cash used in investing activities in the year ended December 31, 2012 primarily related to the purchase of property and equipment of RMB204.9 million, purchase of new training centers of RMB152.2 million, and net payment due to disposal of subsidiaries of RMB94.1 million partially offset by the proceed from disposal of 21 st school of RMB67.9 million.

Financing activities

Our financing activities consist primarily of short-term and long-term borrowings. Net cash provided by financing activities amounted to RMB82.9 million (US$13.7 million) in the year ended December 31, 2013, as compared to net cash used by financing activities of RMB76.8 million in the year ended December 31, 2012 and cash used in financing activities of RMB46.2 million in the year ended December 31, 2011.

Net cash provided in financing activities in the year ended December 31, 2013 was attributable to proceeds from issuance of ordinary shares, net of expenses of RMB62.7 million (US$10.4 million), and proceeds from short-term borrowings of RMB146.5 million (US$24.2 million), partially offset by repayments on short-term borrowings of RMB108.1 million (US$17.9 million) and repayments of convertible loan of RMB18.3 million (US$3.0 million).

Net cash provided in financing activities in the year ended December 31, 2012 was attributable to proceeds from issuing convertible notes of RMB121.2 million, and proceeds from short-term borrowings of RMB62.0 million, partially offset by repayments on short-term borrowings of RMB114.1 million.

Cash and cash equivalents included in assets held for sale

Cash and cash equivalents included in assets held for sale amounted to RMB11.1 million (US$1.8 million) in the year ended December 31, 2012, which is the cash balance of Taishidian Holding and 21st School as of December 31, 2012. Due to the disposal of Taishidian Holding and 21st School in 2013 i, there was nil balance as of December 31, 2013.

Short-term and Convertible borrowings

During 2011, 2012 and 2013, we and our affiliated entities entered into various short-term loan agreements in the aggregate amount of RMB60.0 million, RMB60.0 million and RMB98.4 million (US$16.3 million), respectively, with terms less than one year. The convertible loan agreement requires certain financial covenants, and the company is not compliance with loan covenant as of December 31, 2013.

As of December 31, 2013, secured short-term loans consisted of the following loans:

•                           RMB50.0 million with maturity dates from April 24 to May 16, 2014, bearing interest at 24% per annum and secured by pledge of 100% equity of Beijing Jinghan Yingcai Education Technology Co., Ltd. (“Jinghan Yingcai”), which is wholly owned by Ambow Sihua.

As of December 31, 2013, the Company has the following unsecured short-term bank loans:

•                      RMB5.8 miliion with maturity dates from February 15 to December 22, 2014 and bearing interest at 15% ~ 18% per annum.

•                      RMB15.0 million with maturity dates from February 28 to March 28, 2014 and bearing interest at 24% per annum.

•                      RMB27.6 million with maturity dates from July 22, 2013 to November 30, 2014 and bearing interest at 10% ~ 24% per annum and RMB 0.07 million interest was deducted from the principal in advance.

The above short-term borrowings incurred interest expenses for the years ended December 31, 2011, 2012 and 2013 amounting to RMB4.7 million, RMB4.4 million and RMB6.5 million, respectively. There was neither capitalization as additions to construction in-progress non guarantee fees for each of three years ended December 31, 2013. The weighted average interest rate of short-term bank loans outstanding was 6.9% per annum as of December 31, 2012 and was 20.2% per annum for the loans outstanding from third parties and individuals as of December 31, 2013. The fair values of the short-term loans approximate their carrying amounts.

The above short-term borrowings, a total amount of RMB 94.6 million is overdue. RMB16.0 million is subsequently paid and RMB78.6 million is still outstanding by the date of issuance of financial statements. Please also refer to the Note 30 (2).

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

In April 2013, the company signed an amendment agreement with IFC. Pursuant to the amendment agreement, the IFC loan of US$ 20.0 million will be repaid based on an agreed schedule before September 30, 2013. The company repaid approximately RMB18.7 million (US$3.0 million) by December 31, 2013, with approximately RMB105.9 million (US$17.0 million) outstanding.

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

The outstanding US$ 17.0 million loan originally borrowed from the IFC that was indirectly assigned to CEIHL has been amended and extended under the Second Amended and Restated Loan Agreement as previously announced. In addition, CEIHL, Baring Private Equity Asia V Holding (4) Limited (“Baring”) and SummitView Investment Fund I, L.P. (“SummitView”) funded a total of approximately US$ 31.0 million in new loans under lending commitments under the Second Amended and Restated Loan Agreement and related financing documents. In connection with the entry into the Second Amended and Restated Loan Agreement, the parties agreed to terminate the registration rights agreement dated June 12, 2012 between Ambow Education Ltd and IFC.

Capital expenditures

Our capital expenditures were RMB284.8 million, RMB204.9 million and RMB23.2 million (US$3.8 million) in the fiscal years ended December 31, 2011, 2012 and 2013, respectively. These capital expenditures were incurred primarily for investments in facilities, leasehold improvements, equipment and technology.

Holding company structure

We conduct our operations primarily through our wholly-owned subsidiary in China, Beijing Ambow Online Software Co. Ltd., or Ambow Online, and its affiliated PRC entities, which we collectively refer to as our VIEs and their respective subsidiaries.

As a result, our ability to pay dividends and to finance any debt we may incur depends primarily upon dividends paid by Ambow Online and fees paid by Ambow Sihua, Ambow Shanghai and Ambow Shida and their subsidiaries to Ambow Online for sales of services and products.  Fees paid by VIEs and subsidiaries are mainly for sales of services and products and management consulting fees. The aggregate amount that VIEs and subsidiaries had paid to Ambow Online were RMB39.9 million, RMB81.1 million and RMB 0.04 million for the years ended December 31, 2011, 2012 and 2013, respectively, and the aggregate amount of fees payable from the VIE and subsidiaries to Ambow Online were RMB150.3 million, RMB88.2 million and RMB0.04 million, as of December 31, 2011, 2012 and 2013, respectively.

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

C.                                    Research and Development, Patents and Licenses

We have an in-house research and development team with 69 full-time software and educational professionals as of December 31, 2013 help to develop and update our educational content based on the latest official local government curriculum of each of our specific subjects. We integrate the best content from our acquired schools, tutoring centers, college and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. In 2011, 2012 and 2013, we spent RMB39.5 million, RMB31.8 million and RMB 19.5 million (US$3.2 million), respectively, on research and development expenses.

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

On October 26, 2011, Dr Jin Huang, chief executive officer of the company, and holder of more than 10% interest in the voting power of the company, entered into a participation agreement with, among others, The Baring Asia Private Equity Fund V., L.P. (the “Participation Agreement”). Pursuant to this agreement, Campus Holdings Limited (“Campus”), an affiliate to The Baring Asia Private Equity Fund V., L.P., agreed to invest up to USD50.0 million to purchase Class A Shares of the company through a series of private transactions and on the open market through purchases of American Depositary Shares. See Note 24 to the financial statements for further details.

F.                                     Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2013.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Short-term borrowings	98.4	98.4	—	—	—
Operating lease obligations	360.5	94.1	132.9	45.1	88.4
Consideration payable for acquisitions and others	14.4	14.4	—	—	—
Total	473.3	206.9	132.9	45.1	88.4

As of December 31, 2013, our cash consideration obligations related to our past acquisitions were RMB14.4 million (US$2.4 million).

Item 6.         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of December 31, 2013.

Name	Age	Position

Jin Huang	48	President, Chief Executive Officer and Chairman of the Board
Kia Jing Tan	39	Acting Chief Financial Officer
Senlei Huang	44	Vice President, Sales
Xuejun Xie	47	Vice President, Human Resources and Administration and Director
Jianguo Xue	47	Vice President, Sales
Shasha Chang (1)(2)	56	Director
Yigong Justin Chen (1)	44	Director
Ping Wu (2)	50	Director
Winston Sim	43	Director

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

Kia Jing Tan joined Ambow as its Corporate Controller in December 2008. In March 2011, Kia Jing Tan was promoted to the position of Vice President, Finance. In July 2012, Kia Jin Tan was further promoted to the position of Acting Chief Financial Officer. Kia Jing Tan has more than ten years’ working experience with Big Four accounting firms in both China and Singapore. He was with KPMG Shanghai from December 2002 to September 2005 and with PricewaterhouseCoopers Shanghai from October 2005 to November 2008. Prior to joining Ambow, he worked as a Senior Audit Manager in PricewaterhouseCoopers’ Shanghai office.Kia Jing Tan holds a Bachelor of Commerce degree in accounting from Deakin University, Australia. Kia Jing Tan is a Chartered Accountant with the Institute of Singapore Chartered Accountants and Certified Practicing Accountant (CPA) with CPA Australia.

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

Justin Chen has served a member of our board of directors since March, 2013. Mr. Justin Chen is a counsel at PacGate Law Group.  He is a California licensed attorney and is qualified to practice before the United States Patent and Trademark Office.  Justin Chen graduated from the University of Iowa, College of Law in 1998, with a Juris Doctor degree and graduated from Peking University, Department of Biochemistry with a bachelor’s degree in 1992 and obtained his Master of Biochemistry and Juris Doctor degrees, both from University of Iowa in 1995 and 1998, respectively.

Ping Wu has served a member of our board of directors since June, 2013. Dr. Ping Wu is the co-founder of Summitview Capital China Venture Capital Funds and has invested in more than 30 start-up companies since 2010. Prior to co-founding Summitview Capital, he was the co-founder and had served as President, Chief Executive Officer and Chairman of board of directors of Spreadtrum Communications Inc, a Nasdaq listed leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, since its inception in April 2001. Dr. Ping Wu served as Senior Director at Mobilink Telecom Inc. from 1997 until 2001.  Prior to 1997, Dr. Wu served as Sr. Design Manager of Trident Microsystems, Inc. Dr. Wu holds a Bachelor of Science degree in electrical engineering from Tsinghua University and a master degree and Ph.D. degree in electrical engineering from the China Academy of Aerospace Aerodynamics.

Winston Sim has served a member of our board of directors since June, 2013. Mr. Winston Sim is the managing partner of WSC Partnership (Previously known as “WS Associates”), a Singapore accounting firm, since 2003. Prior to that, he worked with KPMG Singapore as an audit assistant/senior audit associate from 1997 to 1999 and an audit manager/senior audit manager from 1999 to 2003. Mr. Winston Sim is a Chartered Accountant with the Institute of Singapore Chartered Accountants, a Chartered Certified Accountant (CA) and a fellow of the Association of Chartered Certified Accountants (FCCA), UK.

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

B.                                    Compensation

During 2013, the aggregate cash compensation that we paid to our executive officers as a group was RMB6.5 million (US$1.1million), which includes bonuses, salaries and other benefits that were earned in 2011 and paid in 2012. During 2012, we did not pay any cash compensation to our non-employee directors. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

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

The following table summarizes, as of December 31, 2013, the share options and other equity awards granted to our executive officers under our 2005 Stock Plan and 2010 Equity Incentive Plan or pursuant to other arrangements approved by our board of directors:

Name	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Dr. Jin Huang	2,957,000	US$	4.63	02/25/10	02/24/20

Yigong Chen	*	US$	0.00033	02/04/05	02/03/15

Tan Kia Jing	*	US$	3.73	02/10/09	02/09/19
	*	US$	4.63	02/25/10	02/24/20
	*	US$	3.90	02/25/11	24/02/21

Senlei Huang	*	US$	1.95	04/08/08	04/07/18
	*	US$	3.73	02/10/09	02/09/19
	*	US$	4.63	02/25/10	02/24/20
	*	US$	2.71	08/23/11	08/22/21

Xuejun Xie	*	US$	0.00033	02/04/05	02/03/15
	*	US$	0.11667	08/04/06	08/03/16
	*	US$	1.95	08/26/08	08/25/18
	*	US$	4.63	02/25/10	02/24/20

Jianguo Xue	*	US$	0.00033	02/04/05	02/03/15
	*	US$	1.95	08/26/08	08/25/18
	*	US$	4.63	02/25/10	02/24/20

*                 Less than 1% of the outstanding ordinary shares

Our non-employee directors have not received share options.

C.                                    Board Practices

As of December 31, 2013, our board of directors consists of six directors.

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

After the restructuring of the company happened in May 2014, we will review and re-elect the directors for another full term of three years.

The following table sets forth the names and classes of our directors as of the date of this annual report:

Class I	Class II	Class III

Shasha Chang	Ping Wu	Jin Huang
Yigong Justin Chen	Winston Sim	Xuejun Xie

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

Audit committee

Our audit committee consists of Yigong Justin Chen and Shasha Chang, each of whom meets the independence standards of the NYSE and the SEC. Yigong Justin Chen is the Chairperson of our audit committee. The responsibilities of our audit committee include, among other things:

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

Compensation committee

Our compensation committee consists of Ping Wu and Shasha Chang, each of whom is an “independent director” as that term is used in the NYSE corporate governance rules. Ping Wu is the Chairperson of our compensation committee. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The responsibilities of our compensation committee include, among other things:

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

D.                                    Employees

As of December 31, 2013, we and our subsidiaries had 5,379 full-time employees, and 1,308 part-time employees, respectively. As of December 31, 2013, we had the following numbers of full-time employees by department: 1,176 in selling and marketing, 1,419 in general and administrative functions, 69 in research and development, and 2,715 teachers. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

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

The percentage of shares beneficially owned and votes held by each listed person is based upon 160,642,687 ordinary shares outstanding as of May 31, 2014, which includes 71,009,426 Class A ordinary shares and 89,543,261Class B ordinary shares.  In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the principal address of each of the shareholders below is c/o Ambow Education Holding Ltd., 18th Floor, Building A, Chengjian Plaza, No. 18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, China.

	Shares beneficially owned						Percentage of votes held
Name	Number of Class A ordinary shares	Percentage of Class A ordinary share (%)	Number of Class B ordinary shares	Percentage of Class B ordinary share (%)	Number of total ordinary shares	Percentage of total ordinary shares (%)	Based on total Class A ordinary shares (%)	Based on total Class B ordinary shares (%)	Based on total ordinary shares (%)
Directors and Executive Officers
Jin Huang (1)	—	—	17,479,940	18.9	17,479,940	10.7	—	18.9	27.3
Kia Jing Tan	—	—	*	*	*	*	—	—
Senlei Huang	—	—	*	*	*	*	—	—
Xuejun Xie	—	—	*	*	*	*	—	—
Jianguo Xue	—	—	*	*	*	*	—	—
Shasha Chang	—	—	—	—	—	—	—	—	—
Ping Wu (2)	14,667,203	20.6	—	—	14,667,203	9.1	20.6	—	1.5
Winston Sim	—	—	—	—	—	—	—	—	—
Yigong Justin Chen	—	—	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group (9 persons) (3)	14,856,827	20.8	20,572,415	21.5	35,429,242	21.2	20.8	21.5	21.5

Principal shareholders
GL Asia Mauritius II Cayman Ltd. (4)	—	—	21,599,914	24.1	21,599,914	13.5	—	24.1	22.4
Investment entities affiliated with Actis (5)	—	—	12,972,159	14.5	12,972,159	8.1	—	14.5	13.4
Spin-Rich Ltd.	—	—	12,600,000	14.1	12,600,000	7.8	—	14.1	13.0
Macquarie Investment Holdings (No. 2) Pty Limited (6)	—	—	11,563,026	12.9	11,563,026	7.2	—	12.9	12.0
EdVenture Inc. (7)	—	—	7,500,000	8.4	7,500,000	4.7	—	8.4	7.8
Investment entities affiliated with Baring Private Equity (8)	14,828,680	20.9	—	—	14,828,680	9.2	20.9	—	1.5
SummitView Investment Fund (9)	14,667,203	20.6	—	—	14,667,203	9.1	20.6	—	1.5

*                   Less than 1% of the outstanding ordinary shares.

(1)             Includes 12,600,000 Class B ordinary shares held by Spin-Rich Ltd., a British Virgin Islands company that is wholly owned by Dr. Huang, of which 6,077,747 Class B ordinary shares are subject to a charge in favor of Campus as described in Note 24 to our financial statements; 1,922,940 Class B ordinary shares held by Ambow Corporation, a California corporation in which Dr. Huang holds a 35.6% ownership interest; and 2,957,000 Class B ordinary shares subject to options exercisable within 60 days after May 31, 2014. This number of shares excludes the 9,464,462 Class B ordinary shares over which Dr. Huang has been given a voting proxy in connection with the company’s acquisitions. For purpose of calculating percentage of votes held by Dr. Huang, such 9,464,462 Class B ordinary shares are included. Pursuant to these voting proxies, each shareholder, who executed the voting proxy, appoints Dr. Huang as his or her proxy to attend and vote at the company’s shareholders’ meeting and demand or join a poll with the same force and effect as such shareholder could do, provided that Dr. Huang shall not act on behalf of such shareholder at any shareholder meeting at which such shareholder is in attendance to the extent such action would precluded such shareholder from participating in any other actions at such meeting. The proxy shall continue until it is revoked in writing by such shareholder.

(2)             Includes 14,667,203 Class A ordinary shares held by SummitView Investment Fund I, L.P. Mr. Wu disclaims beneficial ownership of all of our shares held by SummitView Investment Fund I, L.P., except to the extent of his pecuniary interest therein. The business address of Mr. Wu is Room 1101, Block E of Poly Plaza, No. 18 Dongfang Road, Shanghai 200120, China.

(3)             Includes Class A and Class B ordinary shares and options to purchase Class A and Class B ordinary shares held by all of our directors and executive officers as a group.

(4)             The registered address of GL Asia Mauritius II Cayman Ltd. is Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021, Grand Cayman, KY1-1208, Cayman Islands.

(5)             Includes 6,486,080 Class B ordinary shares held by Actis Angel (AEM3) Ltd. and 6,486,079 Class B ordinary shares held by Actis Angel (ACF2) Ltd. The registered address of Actis Angel (AEM3) Ltd. and Actis Angel (ACF2) Ltd. is Les Cascades, Edith Cavell Street, Port Louis, Republic of Mauritius.

(6)             The registered address of Macquarie Investment Holdings (No. 2) Pty Limited is c/o Company Secretary, Mezzanine Level, No. 1 Martin Place, Sydney, New South Wales, Australia 2000.

(7)             EdVenture Inc. is a company incorporated in the British Virgin Islands controlled by Sundry Ventures Limited, a British Virgin Islands company. The registered address of EdVenture Inc. is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

(8)             Includes 2,884,080 Class A ordinary shares held by Baring Private Equity Asia V Holding (4) Limited, and 11,944,600 Class A ordinary shares held by Campus Holdings Limited.  Baring Private Equity Asia V Holding (4) Limited and Campus Holdings Limited each has its principal office at Columbus Center, 2nd Floor, Suite 210, Road Town, Tortola, British Virgin Islands. The Baring Asia Private Equity Fund V, L.P. and The Baring Asia Private Equity Fund V Co-Investment L.P. as the joint shareholders of Baring Private Equity Asia V Holding (4) Limited and Campus Holdings Limited, may be deemed to have acquired beneficial ownership of an aggregate of 14,828,680 Class A ordinary shares.  Baring Private Equity Asia GP V Limited, as the general partner of Baring Private Equity Asia GP V, L.P., and Baring Private Equity Asia GP V, L.P., which in turn acts as the general partner of The Baring Private Asia Private Equity Fund V, L.P. and The Baring Asia Private Equity Fund V Co-Investment L.P., each may be deemed to have acquired beneficial ownership of an aggregate of 14,828,680 Class A ordinary shares. The Baring Asia Private Equity Fund V, L.P., The Baring Asia Private Equity Fund V Co-Investment L.P., Baring Private Equity Asia GP V, L.P. and Baring Private Equity Asia GP V Limited each has its principal office at P.O. Box 309, Ugland House Grand Cayman, KY 1-1104, Cayman Islands.  Jean Eric Salata, as the sole shareholder of Baring Private Equity Asia GP V Limited, may be deemed to have acquired beneficial ownership of an aggregate of 14,828,680 Class A ordinary shares.  Mr. Salata disclaims beneficial ownership of such shares except to the extent of his economic interest. Mr. Salata’s principal office is at 3801 Two International Finance Center, 8 Finance Street, Central, Hong Kong.

(9)             The registered address of SummitView Investment Fund I,L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

As of December 31, 2013, we had nil amount due from certain related parties and owed RMB12.0 million to certain related parties. The amount due from related parties mainly included deposit for land use right and building purchase contract which eventually didn’t happen and the amount due to related parties mainly included rental expense and other payments to related parties. For a list of these transactions we have entered into with and the outstanding balances to and from such related parties for the years ended December 31, 2011, 2012 and 2013, see Note 24 in our Notes to consolidated financial statements. We do not believe that such transactions with the related parties require approval from the government.

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

Passive foreign investment company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2013 we were not a PFIC for U.S. federal income tax purposes. However, our PFIC status for the year ending December 31, 2014 will not be determinable until the close of the year ending December 31, 2014, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year.

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

At December 31, 2012 and 2013, we had RMB181.2 million and RMB201.3 million (US$33.3 million), respectively, of borrowings outstanding. The interest rates on our borrowings are variable and adjust periodically based on the PBOC’s base lending rate (domestic loans) and LIBOR rate (IFC Loan) as defined in respective loan agreements. A hypothetical 10% increase in interest rates in 2013 would have resulted in an increase of approximately RMB2.5 million (US$0.4 million) in our interest expense for 2013.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the PBOC announced it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. In 2010, the appreciation of the RMB against the U.S. dollar reached 3.0% in total. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollar denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of approximately RMB0.8 million (US$ 0.1 million) in the value of our U.S. denominated cash and cash equivalents as of December 31, 2013.

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

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The company’s management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2013, the end of the period covered by this Report. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this Form 20-F, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures were not effective as of December 31, 2013.

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

The company’s management, with the participation of the company’s Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2013. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992) in Internal Control-Integrated Framework. Based on its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the company’s internal controls over financial reporting were not effective as of December 31, 2013 and that the following material weaknesses in internal control over financial reporting existed as of December 31, 2013:

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

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Previously Identified Material Weaknesses

As of December 31, 2013, the company has made some improvements to address material weaknesses in internal control over financial reporting that was included in “Item 15—Controls and Procedures” contained in the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

The company has:

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

Remediation of Existing Material Weaknesses

In order to address the material weaknesses identified as of December 31, 2013, the company plans to:

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

•                  Launch the engagement process of a big-four consulting firm to enhance the corporate governance of the company;

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

•                  Provide sufficient training to the finance staff so that they can conduct and document appropriate research prior to making accounting decisions, especially for new or complex transactions; and

•                  Thoroughly evaluate the staffing needs in all areas of finance to ensure that staff sizes are appropriate given the company’s risks, continue to hire more people with sufficient knowledge of U.S. GAAP to be responsible for understanding and addressing U.S. GAAP issues across the company.

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

Notwithstanding the conclusion that its internal control over financial reporting was not effective as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer believe that the financial statements and other information contained in this report present fairly, in all material respects, its financial condition, results of operations and cashflows. Nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in the company’s financial statements as of December 31, 2013.

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

Item 16C      Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MarcumBP our independent registered public accounting firm for 2012 and 2013 and by PwC our independent registered public accounting firm for 2012 and before (resigned in 2012, see Item 16F). We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the year ended December 31,
	2012	2013
	(U.S. dollars in millions)
Audit fees (1)	2.4	1.4
Tax fees (2)	0.1	0.2
Other (3)	0.6	0.1

Total fees	3.1	1.7

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
4.26

English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.27 of the F-1 Registration Statement)

4.27

English Translation of amendment dated May 13, 2010 to certain Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005 (incorporated by reference to Exhibit 10.28 of the F-1 Registration Statement)

4.28

Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated June 12, 2012 (“IFC Loan Agreement”) (incorporated by reference to Exhibit 4.28 of the 20F filing of the year of 2012)

4.29

Amendment and Restatement Agreement to the IFC Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated October 24, 2012 (incorporated by reference to Exhibit 4.29 of the 20F filing of the year of 2012)

4.30

Amendment Agreement to the IFC Loan Agreement (as amended and restated on October 24, 2012) among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated April 29, 2013(incorporated by reference to Exhibit 4.30 of the 20F filing of the year of 2012)

4.31	Restructuring Agreement dated May 4, 2014 (incorporated by reference to Exhibit 4.31 of the 20F filing of the year of 2012)

4.32	Share Purchase Agreement between Ambow Holding and SummitView Investment Limited dated April 28, 2013*
4.33	Share Purchase Agreement amended among the company, SummitView Investment Limited and SummitView Investment Fund I, L.P. (the “Fund”) on May 24, 2013*
4.34	A supplementary agreement dated May 31, 2013 to the Share Purchase Agreement (Exhibit 4.32 and 4.33)*
4.35	Registration Rights Agreement between the company and SummitView Investment Fund I, L.P. dated May 31, 2013*
4.36	Amendment to Share Purchase Agreement dated May 5, 2014*
8.1	List of Subsidiaries and Consolidated Affiliated Entities*
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd*
**101.INS	XBRL Instance Document
**101.SCH	XBRL Taxonomy Extension Schema Document
**101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
**101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
**101.LAB	XBRL Taxonomy Extension Label Linkbase Document

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

Date: July 8, 2014

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders of

Ambow Education Holding Ltd.

We have audited the accompanying consolidated balance sheets of Ambow Education Holding Ltd. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for the years ended December 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

July 8, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ambow Education Holding Ltd.

We have audited the accompanying consolidated balance sheet of Ambow Education Holding Ltd. and its subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ambow Education Holding Ltd. and its subsidiaries at December 31, 2011, and the consolidated results of its operations and its cash flows for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

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

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2011 because material weaknesses in internal control over financial reporting in relation to both the inadequate oversight over complex transactions and insufficient personnel with appropriate levels of accounting knowledge and experience to address the high volume of U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

Shandong Haoxin Certified Public Accountants Co., Ltd.

Weifang, the People’s Republic of China

July 8, 2014

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2012	2013	2013
		RMB	RMB	US$
				Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents		178,121	177,295	29,287
Restricted cash		7,190	5,840	965
Term deposits		2,200	1,800	297
Accounts receivable, net	4	67,906	48,755	8,054
Amounts due from related parties	24	500	—	—
Deferred tax assets	18	15,436	11,032	1,822
Prepaid and other current assets, net	5	317,735	239,556	39,572
Consideration receivable, net	6	13,800	190,866	31,529
Assets classified as held for sale	25	1,078,092	—	—
Total current assets		1,680,980	675,144	111,526
Non-current assets:
Property and equipment, net	7	313,021	267,315	44,157
Land use rights, net	8	2,069	2,025	335
Intangible assets, net	9	268,106	221,080	36,520
Goodwill	10	624,392	522,380	86,291
Deferred tax assets, net	18	53,083	81,702	13,496
Other non-current assets	11	238,707	183,763	30,355

Total non-current assets		1,499,378	1,278,265	211,154

Total assets		3,180,358	1,953,409	322,680

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2012	2013	2013
		RMB	RMB	US$
				Note 3(a)
LIABILITIES
Current liabilities:
Short-term borrowings (including consolidated VIE amount without recourse to the company of RMB nil and RMB 68,430 as of December 31, 2012 and 2013, respectively)	13	60,000	98,430	16,259
Convertible loan (including consolidated VIE amount without recourse to the company of RMB nil and RMB nil as of December 31, 2012 and 2013, respectively)	14	121,156	102,905	16,999
Deferred revenue (including consolidated VIE amount without recourse to the company of RMB 476,056 and RMB 523,579 as of December 31, 2012 and 2013, respectively)		490,103	534,917	88,362
Accounts payable (including consolidated VIE amount without recourse to the company of RMB 31,971 and RMB 29,250 as of December 31, 2012 and 2013, respectively)		46,014	40,961	6,766
Accrued and other liabilities (including consolidated VIE amount without recourse to the company of RMB 271,087 and RMB 270,120 as of December 31, 2012 and 2013, respectively)	12	400,361	415,810	68,688
Income taxes payable (including consolidated VIE amount without recourse to the company of RMB 87,181 and RMB 94,775 as of December 31, 2012 and 2013, respectively)		197,003	224,734	37,123
Amounts due to related parties (including consolidated VIE amount without recourse to the company of RMB 4,211 and RMB 10,035 as of December 31, 2012 and 2013, respectively)	24	4,211	12,035	1,988
Amount due to deconsolidated subsidiaries(including consolidated VIE amount without recourse to the company of RMB nil and RMB 10,670 as of December 31, 2012 and 2013, respectively)	26	—	22,144	3,658
Liabilities classified as held for sale (including consolidated VIE amount without recourse to the company of RMB 381,051 and RMB nil as of December 31, 2012 and 2013, respectively)	25	381,051	—	—
Total current liabilities		1,699,899	1,451,936	239,843

Deferred tax liabilities (including consolidated VIE amount without recourse to the company of RMB 73,400 and RMB 62,172 as of December 31, 2012 and 2013, respectively)	18	96,504	103,750	17,138
Total non-current liabilities		96,504	103,750	17,138

Total liabilities		1,796,403	1,555,686	256,981

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2012	2013	2013
		RMB	RMB	US$
				Note 3(a)
Commitments and contingencies	20	—	—	—

EQUITY
Preferred shares (US$ 0.0001 par value; 50,000,000 shares authorized, nil issued and outstanding as of December 31, 2012 and 2013)		—	—	—
Ordinary shares
(US$0.0001 par value; 1,200,000,000 and 1,200,000,000 shares authorized, 145,975,484 and 176,776,612 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	15	103	122	20
Additional paid-in capital		2,500,273	2,706,621	447,102
Statutory reserve	22	116,406	80,731	13,336
Warrants	16	—	—	—
Accumulated deficit		(1,503,956)	(2,375,099)	(392,339)
Accumulated other comprehensive deficit		(17,116)	(15,877)	(2,623)
Total Ambow Education Holding Ltd.’s equity		1,095,710	396,498	65,496
Non-controlling interest	27	288,245	1,225	203
Total equity		1,383,955	397,723	65,699
Total liabilities and equity		3,180,358	1,953,409	322,680

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$

NET REVENUES
- Educational program and services		1,130,269	1,210,591	1,140,487	188,395
- Software products		366,600	66,886	—	—
Total net revenues		1,496,869	1,277,477	1,140,487	188,395
COST OF REVENUES
- Educational program and services		(571,953)	(793,129)	(742,637)	(122,675)
- Software products		(49,223)	(12,177)	—	—
Total cost of revenues		(621,176)	(805,306)	(742,637)	(122,675)

GROSS PROFIT		875,693	472,171	397,850	65,720
Operating expenses:
Selling and marketing		(351,592)	(594,456)	(374,301)	(61,830)
General and administrative		(266,101)	(698,977)	(555,494)	(91,761)
Research and development		(39,541)	(31,842)	(19,545)	(3,229)
Impairment loss	7,9,10,11,26	—	(806,646)	(84,246)	(13,916)
Total operating expenses		(657,234)	(2,131,921)	(1,033,586)	(170,736)

OPERATING INCOME (LOSS)		218,459	(1,659,750)	(635,736)	(105,016)

OTHER INCOME (EXPENSE)
Interest expenses, net		(15,854)	(9,857)	(14,126)	(2,333)
Foreign exchange losses, net		(5,343)	(1,229)	(109)	(18)
Other income (loss), net		1,078	1,581	(13,500)	(2,230)

INCOME (LOSS) BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS		198,340	(1,669,255)	(663,471)	(109,597)
Income tax benefit (expense)	18	(37,239)	52,628	29,471	4,868

INCOME (LOSS) FROM CONTINUING OPERATIONS		161,101	(1,616,627)	(634,000)	(104,729)
Loss from and on sale of discontinued operations, net of income tax	25	(144,882)	(56,888)	(276,205)	(45,626)

NET INCOME (LOSS)		16,219	(1,673,515)	(910,205)	(150,355)
Add: Net loss attributable to non-controlling interest from continuing operations		4,377	(319)	3,387	559
Add: Net loss attributable to non-controlling interest from discontinued operations		589	52,668	—	—

NET INCOME (LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.		21,185	(1,621,166)	(906,818)	(149,796)

Net income (loss) from continuing operations per share-basic	19	1.16	(11.10)	(3.85)	(0.64)

Net income (loss) from continuing operations per share-diluted	19	1.10	(11.10)	(3.85)	(0.64)

Net income (loss) from discontinued operations per share-basic	19	(1.01)	(0.03)	(1.68)	(0.28)

Net income (loss) from discontinued operations per share-diluted	19	(1.01)	(0.03)	(1.68)	(0.28)

Weighted average shares used in calculating basic net income (loss) per share	19	142,939,038	145,659,940	163,942,809	163,942,809
Weighted average shares used in calculating diluted net income (loss) per share	19	150,432,812	145,659,940	163,942,809	163,942,809
Share-based compensation expense included in:
- Selling and marketing		7,286	6,286	2,658	439
- General and administrative		25,220	88,019	73,108	12,077
- Research and development		842	872	829	137

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$
					Note 3(a)
NET INCOME (LOSS)		16,219	(1,673,515)	(910,205)	(150,355)
Foreign Translation Adjustments		(25,698)	4,401	1,239	205
TOTAL COMPREHENSIVE LOSS		(9,479)	(1,669,114)	(908,966)	(150,150)

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
							Retained	Accumulated
		Ordinary shares		Additional			Earnings	other	Non-
		(note 15)		paid-in	Statutory		(Accumulated	comprehensive	controlling	Total
		Shares	Amount	capital	reserves	Warrants	deficit)	income(deficit)	Interest	Equity
	Note		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011		142,566,976	101	2,463,238	71,759	—	140,672	4,181	53,042	2,732,993
Issuance of ordinary shares on exercise of options	15	1,914,088	1	2,795	—	—	—	—	—	2,796
Non-controlling interests from acquisitions of subsidiaries		—	—	—	—	—	—	—	6,805	6,805
Share-based compensation	17	—	—	32,129	—	1,219	—	—	—	33,348
Appropriation to statutory reserves	22	—	—	—	50,440	—	(50,440)	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	(31,724)	—	(31,724)
Cumulative foreign currency translation adjustment realized upon the disposal of 4 Disposed Businesses		—	—	—	—	—	—	6,026	—	6,026
Net income (loss)		—	—	—	—	—	21,185	—	(4,966)	16,219
Balance as of December 31, 2011		144,481,064	102	2,498,162	122,199	1,219	111,417	(21,517)	54,881	2,766,463

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
							Retained	Accumulated
		Ordinary shares		Additional			Earnings	other	Non-
		(note 15)		paid-in	Statutory		(Accumulated	comprehensive	controlling	Total
		Shares	Amount	capital	reserves	Warrants	deficit)	income(deficit)	Interest	Equity
	Note		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012		144,481,064	102	2,498,162	122,199	1,219	111,417	(21,517)	54,881	2,766,463
Issuance of ordinary shares on exercise of options	17	1,494,420	1	7,751	—	—	—	—	—	7,752
Disposal of equity interest in 21st school	27(a)	—	—	(102,036)	—	—	—	—	285,713	183,677
Share-based compensation	17	—	—	34,971	—	—	—	—	—	34,971
Share-based compensation to Huang for Baring transactions		—	—	60,206	—	—	—	—	—	60,206
Reclassification of warrants to share options		—	—	1,219	—	(1,219)	—	—	—	—
Appropriation to statutory reserves	22	—	—	—	2,147	—	(2,147)	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	(3,357)	—	(3,357)
Disposal of subsidiaries		—	—	—	(7,940)	—	7,940	7,758	—	7,758
Net loss		—	—	—	—	—	(1,621,166)	—	(52,349)	(1,673,515)
Balance as of December 31, 2012		145,975,484	103	2,500,273	116,406	—	(1,503,956)	(17,116)	288,245	1,383,955

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
							Retained	Accumulated
		Ordinary shares		Additional			Earnings	other	Non-
		(note 15)		paid-in	Statutory		(Accumulated	comprehensive	controlling	Total
		Shares	Amount	capital	reserves	Warrants	deficit)	income(deficit)	Interest	Equity
	Note		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013		145,975,484	103	2,500,273	116,406	—	(1,503,956)	(17,116)	288,245	1,383,955
Disposal of financial controlling interest in 21st school	27(a)	—	—	—	—	—	—	—	(235,664)	(235,664)
Investment from Summit View		30,801,128	19	129,753	—	—	—	—	—	129,772
Share-based compensation		—	—	22,826	—	—	—	—	—	22,826
Share-based compensation to Huang for Baring transactions	17	—	—	53,769	—	—	—	—	—	53,769

Appropriation to statutory reserves	22	—	—	—	1,277	—	(1,277)	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	(4,299)	—	(4,299)
Deconsolidation of subsidiaries		—	—	—	—	—	—	5,538	(2,534)	3,004
Disposal of subsidiaries					(36,952)		36,952		(45,435)	(45,435)
Net loss		—	—	—	—	—	(906,818)	—	(3,387)	(910,205)
Balance as of December 31, 2013		176,776,612	122	2,706,621	80,731	—	(2,375,099)	(15,877)	1,225	397,723

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities
Net income (loss)	16,219	(1,673,515)	(910,205)	(150,355)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	138,393	138,577	129,797	21,440
Accretion of long-term payable balances	17,150	4,709	132	22
Share-based compensation expense	33,348	95,177	76,595	12,653
Bad debt provision	14,181	306,401	128,578	21,240
Foreign exchange losses, net	5,343	1,229	109	18
Impairment losses	152,580	856,696	84,246	13,916
Deferred income tax	(19,855)	(117,517)	(32,054)	(5,295)
Disposal Loss	—	15,908	249,567	41,226
Others	1,571	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(67,441)	17,495	(64,086)	(10,586)
Prepaid and other current assets	(335,883)	64,354	(56,703)	(9,367)
Amounts due from related parties	(8,084)	9,119	27,334	4,515
Other non-current assets	(48,387)	50,217	(19,775)	(3,267)
Accounts payable	8,561	10,097	42,484	7,018
Accrued and other liabilities	263,222	9,697	204,625	33,802
Income tax payable	43,343	51,906	6,390	1,056
Deferred revenue	62,754	122,145	12,218	2,018
Amounts due to related parties	19,690	5,301	(39,796)	(6,574)
Net cash provided by (use in) operating activities	296,705	(32,004)	(160,544)	(26,520)
Cash flows from investing activities
Deposit for restricted cash	(2,150)	(4,990)	1,350	223
Placement of term deposits	(58,205)	(42,672)	—	—
Maturity of term deposits	71,200	1,000	26,777	4,423
Purchase of property and equipment	(284,813)	(204,885)	(23,201)	(3,833)
Prepayment for leasehold improvement	—	—	(8,521)	(1,408)
Proceeds from disposal of property and equipment	6,001	10,126	1,877	310
Purchase of intangible assets	(25,932)	(13,411)	(260)	(43)
Purchase of subsidiaries (including cash payment in relation to prior acquisitions), net of cash acquired	(90,917)	(152,235)	(3,760)	(621)
Return of prepayments from cancellation of acquisition agreements	10,000	4,000	—	—
Cash balance of deconsolidated entities	—	—	(3,085)	(510)
Proceed from disposal of subsidiaries, net off cash balance at disposed entities	(4,481)	(94,109)	39,685	6,556
Deposit for leasehold improvements	(65,001)	(30,366)	—	—
Deposit for a long-term lease	(53,000)	—	—	—
Proceeds from disposal of 21st School	—	67,885	—	—
Proceed from transferring financial assets	—	—	35,000	5,783
Others	2,740	1,802	—	—
Net cash provided by (used in) investing activities	(494,558)	(457,855)	65,862	10,880

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of expenses	—	—	62,706	10,358
Proceeds from issuing convertible loan	—	121,156	—	—
Proceeds from short-term borrowings	168,070	62,000	146,541	24,207
Proceeds from long-term borrowings	18,500	—	—	—
Repayments of short-term borrowings	(168,070)	(114,070)	(108,111)	(17,859)
Repayments of long-term borrowings	(71,000)	—	—	—
Repayments of convertible loan	—	—	(18,251)	(3,015)
Proceeds from issuance of shares upon of exercise of share options	2,684	7,752	—	—
Capital injection from minority shareholders	3,600	—	—	—
Net cash provided by/(used in) financing activities	(46,216)	76,838	82,885	13,691

Cash and cash equivalents included in assets held for sale	(288,886)	(11,080)	—	—

Effects of exchange rate changes on cash and cash equivalents	(15,450)	(7,559)	(109)	(18)

Net change in cash and cash equivalents	(318,916)	(142,774)	(826)	(136)
Cash and cash equivalents at beginning of year	639,811	320,895	178,121	29,423

Cash and cash equivalents at end of year	320,895	178,121	177,295	29,287
Supplemental disclosure of cash flow information
Income tax paid	(10,320)	(10,514)	(3,405)	(562)
Interest paid	(15,179)	(12,477)	(8,838)	(1,460)
Supplemental disclosure of non-cash investing and financing activities:
Issuance of share options upon exercise of warrants (Note 17)	1,219	—	—	—
Consideration for purchase of building and land use rights offset by amounts due from related parties	17,407	—	—	—
Long-term prepayment offset by outstanding prepaid and other current assets	66,000	—	—	—
Purchase of property, plant and equipment financed by accounts payable and other payables	21,405	15,251	16,806	2,776
Purchase of subsidiaries net-off against prepaid amount	194,698	—	—	—
Purchase of subsidiaries through financing of payables	109,961	—	—	—
Waiver of payables in connection with disposal of subsidiaries	—	241,802	—	—
Outstanding receivables in connection with disposal of subsidiaries	—	133,100	110,000	18,171
Consideration receivables from Summit View	—	—	67,066	11,079

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

On August 5, 2010, the Company and certain selling shareholders of the Company (the “Selling Shareholders”) completed its initial public offering of 10,677,207 American Depositary Shares (“ADSs”) at US$10.0 per ADS. Each ADS comprises two Class A ordinary shares of the Company. Immediately prior to the completion of the initial public offering (“IPO”), all of the Company’s then outstanding preferred shares automatically converted into an equal number of ordinary shares; and all the 196,731 Series B warrants were exercised at US$0.75 per share to purchase 590,193 ordinary shares on a 1 for 3 share exchange basis. The fair value of the exercised warrants was approximately US$362.

In December 2011, the Company disposed of 5 legal entities, being Xi’an Dragon Continuation School (“Xi’an Tutoring”), Shandong North Resource Information Technology Co., Ltd. and Jinan Prosperous Resource Technology Co., Ltd. (a sub-group of the same business and together referred to as the “Shandong Software Companies”), Guangzhou Modern Olympic Training School (“Guangzhou HP Tutoring”), and Tianjin Yimatong Technology Development Co., Ltd. (“Tianjin Holding”) (together the disposed entities are referred to as the “4 Disposed Businesses”). The transaction has been completed in March 2012. Please refer to Note 25 (a) for details.

On December 30, 2011, the Group signed an agreement to sell 2 legal entities, being Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co. (together “Beijing Century College Group”), and part of the interest of Beijing 21st Century International School (“21st School”) to Xihua Investment Group (“Xihua Group”). The aforementioned two transactions have been completed in January and March 2012 respectively; by then the Company maintains the control and legal title on 21st School for an additional fifteen years. In April 2013, the Group disposed the remaining operating rights of 21st School. Please refer to Note 25 (b), (c) for details.

In 2011 and 2012, the Group completed 7 and 1 acquisitions, all of which are accounted for as business combinations using the acquisition method (previously referred to as purchase method) of accounting. The 8 acquisitions involved the Group obtaining control of one or more existing businesses in exchange for cash. The Group did not enter into any acquisition during the year ended December 31, 2013.

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

On June 3, 2013, the Company issued 30,801,128 Class A Ordinary Shares of the Company to SummitView Investment Limited and SummitView Investment Fund I, L.P. (collectively “SummitView”),  in exchange for approximate RMB130,823 (US$21,000).

The Group deconsolidated Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in Tianjin Heping Huaying School and  Tianjin Ambow Huaying School (collectively “Tianjin Tutoring”) on September 2013, and deconsolidated Guangzhou Zhi Shan Education Technology Co., Ltd. (“Guangzhou ZS Career Enhancement”) and Guangzhou Tianhe Depushi Education Training Center (“Guangzhou DP Tutoring”) on December 2013. Please refer to Note 26 for details.

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

c.               Major subsidiaries and VIEs

As of December 31, 2013, the Company’s major subsidiaries and VIEs include the following entities:

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Subsidiaries

Beijing Ambow Online Software Co., Ltd. (“Ambow Online”)	August 24, 2000	PRC	Software product and Investment holding

Ambow Education Co., Ltd.	January 25, 2005	Cayman Islands	Investment holding

Ambow Education Ltd.	June 6, 2007	Cayman Islands	Investment holding

Ambow Education (Hong Kong) Ltd.	December 17, 2007	Hong Kong	Investment holding

Beijing Ambow Chuangying Education and Technology Co., Ltd.	January 18, 2008	PRC	Investment holding

Wenjian Gongying Venture Investment Enterprise	July 20, 2009	PRC	Investment holding

Ambow (Dalian) Education and Technology Co., Ltd	March 10, 2009	PRC	Career enhancement and Investment holding

Ambow Education Management (Hong Kong ) Ltd	November 9, 2009	Hong Kong	Investment holding

Ambow Education Management Ltd.	June 6, 2007	Cayman Islands	Investment holding

Beijing Ambow Shengying Education and Technology Co., Ltd.	October 13, 2008	PRC	Investment holding

Tianjin Ambow Yuhua Software Information Co., Ltd. (“Ambow Yuhua”)	March 31, 2010	PRC	Software product and Investment holding

Variable interest entities (“VIEs”)

Beijing Normal University Ambow Education Technology Co., Ltd.( “Ambow Shida”)	July 30, 2004	PRC	Investment holding

Shanghai Ambow Education Information Consulting Co., Ltd. (“Ambow Shanghai”)	May 16, 2006	PRC	Investment holding

Ambow Sihua Education and Technology Co., Ltd. (“Ambow Sihua”)	April 17, 2007	PRC	Investment holding

Suzhou Wenjian Venture Investment Management Consulting Co., Ltd. (“Suzhou Wenjian”)	February 25, 2009	PRC	Investment holding

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity
Subsidiaries of VIEs

Beijing Jinghan Education and Technology Co., Ltd. (“Beijing JH Tutoring”)	January 21, 2009	PRC	Tutoring

Hebei Yuanlong Corporate Management Co., Ltd. (“Hebei YL Career Enhancement”)	January 13, 2011	PRC	Career Enhancement

Beijing Genesis Education Group (“Genesis Career Enhancement”)	May 1, 2011	PRC	Career Enhancement

Beijing Jinghan Taihe Education Technology Co., Ltd. (“Beijing JT Tutoring”)	July 14, 2010	PRC	Tutoring

Ambow Jingxue (Beijing) Technology Co., Ltd.	April 15,2011	PRC	Tutoring

Changsha Newer Education Consulting Co., Ltd.(“Changsha Career Enhancement”)	September 16, 2002	PRC	Career Enhancement

Kunshan Ambow Education Technology Co., Ltd	August 28, 2008	PRC	Career Enhancement

Shanghai Hero Further Education Institute	January 9, 2009	PRC	Career Enhancement

Beijing Century Passion Consulting Co., Ltd.(“Beijing Century Tutoring”)	April1, 2002	PRC	Tutoring

Schools of VIEs

Changsha Study School (“Changsha Tutoring”)	June 1, 1984	PRC	Tutoring

Beijing Intelligent Training School (“Beijing YZ Tutoring”)	December 30, 1994	PRC	Tutoring

Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”)	June 18, 1999	PRC	K-12 School

Jilin Clever Training School (“Jilin Tutoring”)	May 8, 2000	PRC	Tutoring

Shenyang Universe High School (“Shenyang K-12”)	December 8, 2003	PRC	K-12 School

Shuyang Galaxy School (“Shuyang K-12”)	November 1, 2008	PRC	K-12 School

Beijing Haidian Ambow Xinganxian Training School	March 28, 2005	PRC	Tutoring

Beijing Huairou Xinganxian Training School	March 10, 2011	PRC	Tutoring

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

Through the equity pledge arrangements, call option agreements and powers of attorney with the shareholders of VIEs, the Company controls decisions in relation to the operations of the VIEs, VIE’s subsidiaries and schools controlled. Specifically, the Company can make the following decisions which most significantly affect the economic performance of the VIEs:

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

Financial information of the VIEs and their subsidiaries/schools:

The combined financial information of the Group’s VIEs and, as applicable, subsidiaries/schools of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2012	2013
	RMB	RMB
Total assets	2,822,537	1,654,036
Total liabilities	1,324,957	1,069,031

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Net revenue	1,001,761	1,215,551	1,138,521
Net loss	(102,892)	(852,927)	(479,323)

The following table sets forth a breakdown of the Group’s cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2013:

US$
Cayman Island	147
Hong Kong	19
Non-VIEs in PRC	1,152
Total US$	1,318

The following table sets forth cash and cash equivalents held by the Group’s VIEs and non-VIE in PRC as of December 31, 2013

RMB
VIEs in PRC	168,487
Non-VIEs in PRC	829
Total RMB	169,316

2. GOING CONCERN

Liquidity and Capital Resources

The Group incurred a net loss of RMB1,673,515 and RMB910,205 for the years ended December 31, 2012 and 2013, respectively, which included a non-cash impairment charge of RMB1,136,936 related to provision of receivables, and the write-down of receivables, fixed assets, goodwill and intangible assets in 2012, and a non-cash impairment charge of RMB 605,544, related to the provision of receivables, disposal loss of subsidiaries, and loss on de-consolidation of certain subsidiaries in 2013.  The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future.  If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash generated from operating activities and financing activities. As of December 31, 2013, the Group had RMB177,295 in unrestricted cash and cash equivalents. The Group’s cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions.  As of December 31, 2013, the Group had RMB168,487 in unrestricted cash and cash equivalents from our VIEs. The Group’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB776,792 as of December 31, 2013. In addition the Group has lease commitment within one year totaling RMB94,086 as of December 31, 2013.

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

(i) On May 1, 2014, the Company signed the Restructuring Agreement with China Education International Holdings Limited (“CEIHL”), which includes a combination of loans and funding by CEIHL and associated entities for approximately RMB299,044 (US$48,000). This amount is intended to return the Company to solvency and provide the onshore business with funding to meet its repayment obligations with respect to the onshore loans falling due, enabling it to continue as a going concern. For more details, refer to Note 30 (1), (2) and (3).

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

3. SIGNIFICANT ACCOUNTING POLICIES

a.              Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB6.0537, representing the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2013. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

As mentioned in Note 1 (a) and Note 25, Xi’an Tutoring, Shandong Software Companies, Guangzhou HP Tutoring, Tianjin Holding to Beijing Tongshengle Investment Co., Ltd., (“Tongshengle”) have been disposed in 2011. Beijing Century College Group has been disposed in 2012, 21st School and Taishidian Holding have been disposed in 2013, the aforementioned entities have been classified as discontinued operations for the years ended December 31, 2011, 2012 and 2013 respectively. See Note 25 for details of discontinued operations. The results of discontinued operations have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP.

b.              Comparability due to discontinued operations and reclassification adjustment

Certain accounts in the consolidated statements of operations and other comprehensive income (loss) for the years ended December 31, 2011 and 2012, and balances in the consolidated balance sheet as of December 31, 2012 and related notes have been retrospectively adjusted to reflect the effect of assets groups held for sale and discontinued operations. See Note 25 for details of discontinued operations.  The results of discontinued operations have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP.

Cash flows from discontinued operations for the years ended December 31, 2011, 2012 and 2013 were combined with the cash flows from continuing operations within each of the three categories.

c.               Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. On an on-going basis, the Group evaluates its estimates, including those related to the useful lives of long-lived assets including property and equipment, stock-based compensation, impairment of goodwill and other intangible assets, income taxes, provision for doubtful accounts and contingencies. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Actual results may differ from these estimates.

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

The Company deconsolidates a subsidiary or derecognizes a group of assets as of the date the Company ceases to have a controlling financial interest in that subsidiary or group of assets..

In 2013, the Group deconsolidated 3 schools, including Tianjin Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring. Details see Note 26.

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

k.              Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20 — 40 years
Motor vehicles	5 years
Office and computer equipment	3 — 5 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

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

m.           Intangible assets

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

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The Group reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (See Note 9):

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

n.              Segments

The Group evaluates a reporting unit by first identifying its operating segments, and then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meets the definition of a business, the Group evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Group determines if the segments are economically similar and, if so, the operating segments are aggregated. The Group has four operating segments. For further details, see Note 21.

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

Following are the deferred revenue balances by segments as of December 31, 2012 and 2013.

	As of December 31,
	2012	2013
	RMB	RMB

Career Enhancement	49,376	32,606
K-12	36,116	42,573
Tutoring	404,611	459,738
Total	490,103	534,917

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

Sales of software products

Software product revenues relate to revenues from the sale of educational compact disks (“CDs”) either directly to students or through distributors and sales of educational content downloaded through the Internet. Major software products sold includes Bopo English and the Group’s Practice and Training Platform. The sales arrangements do not include post customer support services and the Group does not provide customers with upgrades. The Group recognizes revenue for these products sold to students when delivery has occurred based on purchase orders, contracts or other documentary evidence, provided that collection of the resulting receivable is reasonably assured.

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

In 2012, management gradually suspended the sales of software products, and in 2013, no software products were sold.

r.                Cost of revenues

Cost of revenues for educational programs and services primarily consist of teaching fees and performance-linked bonuses paid to the teachers, rental payments for the schools and learning centers, depreciation and amortization of property, equipment and land use rights used in the provision of educational services, costs of educational materials.

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

t.                 Research and development

Research and development expenses comprise of (a) payroll, employee benefits, and other headcount-related costs associated with the development of online education technology platforms and courseware, and (b) outsourced development costs. Except for costs related to internal use software and website development costs, the Group expenses all other research and development costs when incurred for the years presented.

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

u.              Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses of continuing operations were RMB138,825, RMB284,483 and RMB 74,380 for the years ended December 31, 2011, 2012 and 2013, respectively, and have been included as part of selling and marketing expenses.

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

aa.       Uncertain tax positions

The Group adopted the guidance on accounting for uncertainty in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Group believes that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. The Group adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. See Note 18 (c) for additional information. For the years ended December 31, 2011, 2012 and 2013, the Group did not have any material interest and penalties associated with tax positions. See Note 18 for details of the Group’s tax position as of December 31, 2013.

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

cc.         Share-based compensation

The Group grants share options/warrants to its employees, directors and non-employees. The Group measures the cost of employee services received at the grant-date using the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. The Group records stock-based compensation expense on a straight-line basis over the requisite service period, generally ranging from one year to four years.

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

dd.       Business combinations

The assets acquired, the liabilities assumed, and any non-controlling interests in the acquiree are recognized at the acquisition date, measured at their fair values as of that date. In a business combination achieved in stages, the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, are recognized at the full amounts of their fair values.

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

ee.         Long-lived assets to be disposed of

For a long-lived asset to be disposed of other than by sale the Group continues to be classified as held and used until it is disposed of.  When a long-lived asset ceases to be used, the carrying amount of the asset is written down to its salvage value, if any.

The Group classifies for a long-lived asset or disposal group to be sold as held for sale in the period in which all six criteria are met: (1) a plan to sell the asset has been committed to by management; (2) the asset can be sold in its current condition; (3) an active plan has been initiated to find a buyer; (4) it is probable that the asset will be sold and the sale will be completed within one year and will qualify as a complete sale; (5) the sales price is reasonable relative to the asset’s current fair value and the entity is actively marketing the asset; and (6) it is unlikely that the plan to sell the asset will be withdraw or changed significantly.

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

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB

Accounts receivable	102,490	161,829
Less: Allowance for doubtful accounts	(34,584)	(113,074)
Accounts receivable, net	67,906	48,755

Allowance for doubtful accounts:

	As of December 31,
	2012	2013
	RMB	RMB

Balance at beginning of year	(14,639)	(34,584)
Addition	(24,796)	(78,867)
Written off	4,851	377
Balance at end of year	(34,584)	(113,074)

Full provision was provided for amount due from Taishidian Holding amounting to RMB 75,859 as of December 31, 2013, as a result of disposal of Taishidian Holding (see Note 25(c)). This receivable was eliminated in the consolidated financial statements as of December 31, 2012.

5. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid and other current assets consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB

Deposits for acquisition (Note i)	21,998	1,174
Current portion of prepaid advertising expense	12,755	—
Receivables arising from the termination of arrangements	12,037	9,037
Amount due from Xihua Group (Note i & ii)	75,100	49,800
Value added tax refundable	34,879	25,012
Rental deposits	28,456	26,507
Receivable from Zhenjiang operating rights (Note iii)	35,000	35,000
Prepaid rental fees	30,566	20,561
Staff advances	8,940	14,637
Prepaid professional services fees	1,902	1,409
Due from former owners	6,295	14,973
Prepaid channel and Commission fee	3,353	6,393
Amount due from third parties	3,022	9,022
Deposit for establishing school	7,500	—
Others	43,432	36,993
Total before allowance for doubtful accounts	325,235	250,518
Less: allowance for doubtful accounts	(7,500)	(10,962)
Total	317,735	239,556

Allowance for doubtful accounts:

	As of December 31,
	2012	2013
	RMB	RMB

Balance at beginning of year	—	(7,500)
Addition	(255,443)	(15,718)
Written off	247,943	12,256
Balance at end of year	(7,500)	(10,962)

Written off for the year ended December 31, 2012 and 2013

	As of December 31,
	2012	2013
	RMB	RMB
Arising from Subsequent Receivable Transfer Agreements (Note i)
Deposits for acquisition	33,800	—
Receivables arising from the termination of arrangements	16,000	—
Amount due from Xihua Group	76,880	—
Other deemed not recoverable
Deposits for acquisition	23,701	—
Amount due from Xihua Group (Note ii)	46,829	—
Due from former owners	27,056	—
Others	23,677	12,256
Total	247,943	12,256

(Note i) Due to uncollectable deposits for terminated contracts and worse financial position of debtors, in March 2013, the Group entered into a Receivable Transfer Agreement to Suzhou Qingrun Guarantee Company Ltd (“Suzhou Qingrun”) to transfer certain receivable amounting to RMB 164,680, in which RMB 161,180 and RMB 3,500 are related to Prepaid and other current assets and Other non-current assets; respectively. Table below summarizes the amount of receivable transferred and consideration allocated based on management’s estimation on the recoverability. As a result, the excess portion of consideration amounting to RMB 126,680 and RMB 3,000 was written off for prepaid and other current assets and other non-current assets as of December 31, 2012, respectively. The total consideration of RMB 35,000 has been collected in the year 2013.

	As of December 31, 2012
	Amount transferred	Consideration allocated
	RMB	RMB
Prepaid and other current assets:
Deposits for acquisition	40,000	6,200
Receivables arising from the termination of arrangements	19,000	3,000
Amount due from Xihua Group	102,180	25,300
Other non-current assets	3,500	500
Total	164,680	35,000

(Note ii) As of December 31, 2012, the original amounts due from Xihua Group was RMB 198,809, among which RMB 102,180 has been transferred in 2013(see Note (i)) with consideration allocated of RMB 25,300. As of December 31, 2012, the payable balance recorded by a subsidiary prior to its acquisition by the Group with indemnity by Xihua Group amounted to RMB 49,800, therefore, no provision was made for the indemnity. As a result, the total recoverable receivable is RMB 75,100, and the remaining balance was deemed not recoverable and was fully written off as of December 31, 2012. As of December 31, 2013, the consideration has been collected, and the remaining indemnity balance was RMB 49,800, which was still outstanding as of the date of issuance of the financial statements

(Note iii) The balance represented the prepaid operating rights to the Zhenjiang Foreign Language School and Zhenjiang International School. The Group started a negotiation of returning the operating right back to the original owner Zhenjiang Education Investment Center in the third quarter of 2011. As a result, the prepaid operating rights have been reclassified as receivable since then. As of December 31, 2012 and 2013, the payable balance to Zhenjiang Foreign Language School amounted to RMB36,770 and RMB36,770, respectively; therefore, no provision was made. As of the date of issuance of the financial statements, the negotiation was still in progress.

6. CONSIDERATION RECEIVABLE, NET

Consideration receivables consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB

Receivables resulting from disposals (Note 25 (a))	14,000	14,000
Due from Summitview Investment Limited (Note i)	—	67,066
Due from Taishidian Holding (Note iii)	—	66,894
Receivable resulting from disposal of Taishidian Holding (Note ii)	—	234,500
Sub-total	14,000	382,460
Less: allowance for doubtful accounts (Note ii & iii)	(200)	(191,594)
Total	13,800	190,866

(Note i) The balance represented the outstanding consideration receivable from SummitView related to the issuance of 30,801,128 Class A Ordinary Shares of the Company (see Note 15).

(Note ii) On July 25, 2013, the Group entered in a letter for intent with Kunshan Venture to transfer the equity interest of Taishidian Holding, with consideration of RMB 234,500, which is still subject to further negotiation and approval from the local government as of the date of issuance of the financial statements.  The legal title of Taishidian Holding has been transferred to Kunshan Venture in July 2013, and the Group has no continuing involvement in Taishidian Holding since that. Management assessed the recoverable value with best estimation to be approximately RMB 110,000. Bad debt provision of RMB 124,500 was provided for the excessive portion and was included in the disposal loss (See Note 25.d (6).

(Note iii) Full provision was provided for amount due from Taishidian Holding of RMB 66,894 as of December 31, 2013, as a result of disposal of Taishidian Holding (see Note 25(c)). This receivable was eliminated in consolidated financial statements as of December 31, 2012.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB

Buildings	60,890	64,263
Capital lease of property	52,133	57,324
Motor vehicles	9,400	8,436
Office and computer equipment	107,832	102,438
Leasehold improvements	198,656	192,539
	428,911	425,000
Less: accumulated depreciation	(116,606)	(158,401)
Add: construction in progress	716	716
Total	313,021	267,315

For the year ended December 31, 2012, the Group recorded an impairment loss of RMB 130,545 on its property and equipment due to the decline of business. The impairment was mostly related to Dalian Career Enhancement (“Dalian Xiwang”) and Guangzhou ZS Career Enhancement of the Career Enhancement segment based on the impairment test by the management assisted with an independent valuation specialist adopting income approach. For the year ended December 31, 2013, the Group recorded an impairment loss of RMB 313 on its leasehold improvement due to it was occupied by one deconsolidated subsidiary (See Note 26).There was no impairment loss for the year ended December 31, 2011.

For the years ended December 31, 2011, 2012 and 2013, depreciation expenses of continuing operations were RMB 37,495, RMB 67,333 and RMB 62,815, respectively, which were recorded in cost of revenues, selling and marketing expenses and general and administrative expenses.

The capital leases of properties mainly represented long term prepaid lease of Ambow Beijing campus and Shenyang K-12 School of which the original amounts were RMB 45,324 and RMB 12,000 respectively. The inception dates of the capital leases were March 1, 2012 and December 30, 2010 respectively. As at December 31, 2012 and 2013, the accumulated depreciations were RMB 2,554 and RMB 4,822 respectively. For the years ended December 31, 2011, 2012 and 2013, depreciation expenses were RMB 600, RMB 1,804 and RMB 2,268 respectively and recorded in cost of revenues.

As of December 31, 2013, the Group is in the process of applying for the building ownership certificates for certain buildings with a total net carrying value of approximately RMB38,090.

8. LAND USE RIGHTS, NET

Land use rights consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB
Land use rights	2,218	2,218
Less: accumulated amortization	(149)	(193)
Land use rights, net	2,069	2,025

Amortization expenses for land use rights of continuing operations amounted to RMB 52, RMB 44 and RMB 44 for the years ended December 31, 2011, 2012 and 2013, respectively, and are recorded in cost of revenues and general and administrative expenses.

Based on the current land use rights held, future amortization expenses of continuing operations are estimated to be RMB 44 per year for each of the next five years through December 31, 2018.

9. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB
Gross carrying amount
Trade name	150,292	131,608
Student populations	82,440	66,090
Software	93,203	91,352
Customer relationship	7,390	7,390
Cooperative agreement*	5,263	5,230
Favorable lease	63,237	63,237
Non-compete agreement	3,188	3,188
	405,013	368,095
Less: Accumulated amortization
Trade name	—	—
Student populations	(62,295)	(55,975)
Software	(60,181)	(71,659)
Customer relationship	(2,235)	(3,272)
Cooperative agreement*	(1,346)	(2,021)
Favorable lease	(10,652)	(13,786)
Non-compete agreement	(198)	(302)
	(136,907)	(147,015)
Intangible assets, net
Trade name	150,292	131,608
Student populations	20,145	10,115
Software	33,022	19,693
Customer relationship	5,155	4,118
Cooperative agreement*	3,917	3,209
Favorable lease	52,585	49,451
Non-compete agreement	2,990	2,886
	268,106	221,080

*In connection with the acquisitions completed in 2009 and 2011, the Group identified certain cooperative agreements as intangible assets, which were entered into by the sellers prior to the acquisitions. These cooperative agreements offer the Group the right to be affiliated with certain reputable universities in PRC.

For the year ended December 31, 2012, the Group recorded an impairment loss related to trade name of RMB 188,835 and related to software of RMB 2,781 on its intangible assets due to the negative publicity in media. The impairment loss on intangible asset related to 21st School during the year ended December 31, 2012, amounting to RMB 15,928, was reclassified to discontinue  operation. The impairment was mostly related to Tutoring and Career Enhancement segments based on the impairment test adopting income approach. There was no impairment loss for the year ended December 31, 2013 and 2011, respectively.

Amortization expenses for intangible assets of continuing operations amounted to RMB 49,043, RMB 34,274 and RMB 27,767 for the years ended December 31, 2011, 2012 and 2013, respectively, of which RMB 16,560, RMB 14,265, and RMB 10,222 are included in cost of sales and the remaining is included in general and administrative expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the future annual periods is as follows: 2014: RMB 19,983, 2015: RMB 11,757, 2016: RMB 9,276, 2017: RMB 4,916, 2018: RMB 4,907 and cumulatively thereafter: RMB 38,633.

For the years ended December 31, 2011, 2012 and 2013, the Group capitalized certain internal use software development costs of continuing operations totaling approximately RMB 9,973, RMB 13,369, and RMB nil, respectively. The estimated useful life of costs capitalized is evaluated for each specific project as four- five years. For the years ended December 31, 2011, 2012 and 2013, the amortization of capitalized costs amounted to approximately RMB 10,007, RMB 12,645, and RMB 11,729, respectively, and have been included as part of general and administrative expenses and research and development expenses.

10. GOODWILL

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2012 and 2013 were as follows:

	Better Schools			Better Jobs
		K-12		Career
	Tutoring	Schools	Subtotal	Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012	454,900	135,769	590,669	409,075	999,744
Goodwill acquired during the year(Note 23 (8))	70,580	—	70,580	—	70,580
Goodwill impairment (Note (i))	(99,343)	—	(99,343)	(345,244)	(444,587)
Foreign currency translation adjustments	(754)	(239)	(993)	(352)	(1,345)
Balance as of December 31, 2012	425,383	135,530	560,913	63,479	624,392
Goodwill balance deconsolidated (Note 26)	(87,308)	—	(87,308)	(5,838)	(93,146)
Foreign currency translation adjustments	(4,956)	(2,947)	(7,903)	(963)	(8,866)
Balance as of December 31, 2013	333,119	132,583	465,702	56,678	522,380

Note (i) In light of the following changed fact and circumstances, which indicated a potential impairment loss on the goodwill of reporting units.  The internal investigation (see Note 30(3)) influenced the Group’s financing activity, whereas the operating activities were affected by the decline of software sales business. Due to lack of financing, the Group suspended its investment plan which was not anticipated in the 2011 impairment assessments. The Group therefore performed an impairment analysis for the reporting units as of September 30, 2012. The Group performed the first step of its goodwill impairment test and determined the carrying value of the reporting units exceeded their fair value.  The fair value of the reporting units was estimated using a discounted cash flow method. The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the reporting units, appropriate discount rates in the range from 16% to 17% and terminal growth rate of 3% and etc.  Having determined that the goodwill was potentially impaired, the Group began performing the second step of the goodwill impairment analysis which involved calculating the implied fair value of the goodwill by allocating the fair value of the reporting units to all of their assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. Accordingly, the Group recorded impairment losses of RMB 478,710 against the goodwill allocated to the reporting units for the year ended December 31, 2012. The impairment loss on goodwill related to 21st School during the year ended December 31, 2012, amounting to RMB 34,122, was reclassified to discontinue operation. There was no impairment loss for the year ended December 31, 2013.

11. OTHER NON-CURRENT ASSETS, NET

Other non-current assets consisted of the following:

	As of December 31
	2012	2013
	RMB	RMB

Prepaid long-term lease (Note (i))	111,087	119,864
Deposit for training centers under construction (Note (ii))	30,366	30,366
Prepaid leasehold improvement maintenance fee (Note (ii))	23,376	20,092
Prepayment for new training base project (Note (ii))	65,609	65,609
Long-term receivable from ChanganXindi Electronics Company	—	4,000
Others	8,269	9,441
Less: Allowance for doubtful accounts(Note (iii))	—	(65,609)
Other non-current assets, net	238,707	183,763

Note (i) As of December 31, 2013, the balance included prepaid long-term lease of land portion of Ambow Beijing Campus with original amount of RMB 128,717and prepaid long-term lease of a new Career Enhancement education facility in Guangzhou (“Ambow Guangzhou Campus”) with original amount of RMB 59,206, respectively. The lease of building portion of Ambow Beijing Campus was classified as property as result of meeting criteria of capital lease. The lease of Ambow Beijing Campus and Ambow Guangzhou Campus started in 2012.

For the year ended December 31, 2013, the Group recorded an impairment loss of RMB 1,180 on its prepaid long-term lease due to it was occupied by one deconsolidated subsidiary (see Note 26), who had been physically using the lease.

For the year ended December 31, 2012,the Group recognized impairment of RMB 55,825due to the decline of business. There was no impairment loss for the year ended December 31, 2011.

For the years ended December 31, 2011, 2012 and 2013, amortization expenses of continuing operations was RMB nil, RMB 5,666 and RMB5,388, respectively.

Note (ii) In the year 2012, the Group entered into an agreements with a third party contractor to build 39 new training centers. Pursuant to these agreements, the Group paid to the third party contractor a deposit of approximately RMB 54,870 and 12 training centers with cost of approximately RMB 24,504 were delivered to the Group as of December 31, 2012. No training centers were delivered to the Group in the year 2013.

In the year 2012, the 8 year’s maintenance service of certain acquired training centers was provided by the same third party contractor with cost of RMB 26,267. The accumulated amortization of the maintenance service cost was RMB 2,891 and RMB 6,175 as of December 31, 2012 and 2013, respectively.

Note (iii) The balance represents the prepayment for establishing a new training base in Tianjin Campus of RMB 65,609, which required material capital commitment to be incurred. Considering the Group’s tight cash situation, management considered it did not have adequate capacity to fulfill the capital commitment. As a result, the Group provided full allowance on the balance for doubtful accounts as at December 31, 2013 due to the uncertain recoverability.

12. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB

Business tax, VAT and others	90,908	72,953
Accrued payroll and welfare	80,126	63,430
Current portion of consideration payable for acquisitions	15,270	14,354
Payable balance with indemnity by Xihua Group (Note 5(ii))	49,800	49,800
Accrual for rental	38,688	38,473
Professional service fees payable	21,824	39,231
Amounts due to cooperating partners	16,908	15,116
Payable to Zhenjiang Foreign Language School (Note 5(iv))	36,770	36,770
Receipt in advance	11,906	6,506
Due to former owners(Note i)	2,856	5,747
Others	35,305	73,429
Total	400,361	415,809

(Note i)The balance included the amounts due to former owners of subsidiaries who were no longer classified as the Group’s related parties (See Note 24).

13. SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

		As of December 31
		2012	2013
	Maturities	RMB	RMB
Unsecured short-term bank loans	April 2013 to July 2013	60,000	—
Secured short-term borrowingsfrom third party	April 2014 to May 2014	—	50,000
Unsecured short-term borrowingsfrom third parties	February 2014 to December 2014	—	20,800
Unsecured short-term borrowings from individuals	July 2013 to November 2014	—	27,630
Total Short-term borrowings		60,000	98,430

As of December 31, 2013, secured short-term loans consisted of the following loans:

•                  RMB 50,000 was secured by pledge of 100% equity of Beijing Jinghan Yingcai Education Technology Co., Ltd. (“Jinghan Yingcai”), which is wholly owned by Ambow Sihua.

The weighted average interest rate of short-term bank loans outstanding was 6.87%per annum as of December 31, 2012 and was 20.23% per annum for the borrowings outstanding from third parties and individuals as of December 31, 2013. The fair values of the short-term loans approximate their carrying amounts. The weighted average short-term borrowings for the years ended December 31, 2013 and 2012 was RMB 66,049 and RMB 23,781, respectively.

The short-term borrowings incurred interest expenses for the years ended December 31, 2011, 2012 and 2013 amounting to RMB 4,685, RMB 4,365 and RMB 6,533, respectively. There was neither capitalization as additions to construction in progress nor guarantee fees for each of three years ended December 31, 2013.

As of the date of the issuance of the financial statements, RMB 78,630 of the above short-term borrowings has been overdue for repayment , which was still outstanding.

14. CONVERTIBLE LOAN

On June 12, 2012 and October 24, 2012, the Group finalized a loan agreement amounting to RMB 125,710 (US$ 20,000)(“Loan Agreement”) with International Finance Corporation (“IFC”), in which IFC granted the Group a convertible loan (“IFC Loan”). IFC may at its option convert a minimum of $1,000 or its integral multiple of IFC Loan in whole or in part, at any time prior to the fifth anniversary of the date of the first disbursement of the IFC Loan, into Class A Ordinary Shares at the conversion price of $10, subject to dilution protection adjustment and registration or an exemption from registration under the Securities Act.

IFC Loan bears variable rate of 4.5% per annum above 6-monthLIBOR, subject to step down provision as follow:

(i)                  Within 12 months from the date of the Loan Agreement, 3.5% for future IFC Loan interest payments if the Borrower’s ADSs trade at an average trading price of US$7.0 or above for any 3 consecutive months period; and

(ii)               At any time prior to the fifth anniversary of the date of the first disbursement of the IFC Loan, 3% for future IFC Loan interest payments if the Borrower’s ADSs trade at an average trading price of US$ 12.0 or above for any 4 consecutive months period.

The IFC loan was disbursed to the Group on October 22, 2012, with repayment schedule of 2 equal semi-annual installments starting on November 15, 2017.  The IFC Loan was not allowed to pay back in advance of the payment schedule. On April 29, 2013, the Company signed an Amendment Agreement with IFC, pursuant to which, the disbursed IFC loan will be repaid based on an agreed schedule before September 30, 2013. On the third payment date, specified as at June 30, 2013, the Company failed to pay principal and interest, which triggered one of the Default Events defined in the Loan Agreement. The Company accrued a penalty interest on the amount of the payment due and unpaid with 2% per annum above the interest rate. As of December 31, 2013, the penalty interest of RMB 1,082 was recognized and still outstanding for paying by the date of issuance of the financial statements.

Management has determined that the conversion feature embedded in the convertible loan should not be bifurcated and accounted for as a derivative, since the embedded conversion feature is indexed to the Company’s own stock and would have been classified in shareholders’ equity if it were a free-standing derivative instrument.

Since the conversion price of the IFC Loan exceeds the market price of the Company’s ordinary shares on the date of issuance, no portion of the proceeds from the issuance was accounted for as the beneficial conversion feature, and was treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component. Costs incurred by the Company that were directly attributable to the issuance of IFC Loan amounting to approximately RMB 3,432(US$567), were deferred over loan period and being charged to the consolidated statements of operations and other comprehensive loss using the effective interest rate method. The front fee paid to IFC amounting to RMB 4,924, were deferred over loan period and being treated as debt discount deducting the proceeds at inception and accretion during the loan period with effective interest method. The amortization of front fee was nil and RMB 4,881 for the years ended December 31, 2012 and 2013, respectively.

Management further determined that the interest rate change feature (“IRCF”) embedded in the convertible loan is required to be bifurcated and accounted for as a derivative asset. The fair value of the IRCF as of issuance date was RMB 369 (US$61) and bifurcated from the Loan of RMB 121,074 (US$20,000) and included in debt discount, which is amortized over the loan period, using the effective interest rate method.  The fair value of the IRCF decreased to RMB 181 (US$28) and RMB170 (US$28) as of December 31, 2012 and 2013, respectively. The change in the fair value of the embedded derivative assets was recognized as interest expense from revaluation of embedded derivative in the consolidated statements of operations and comprehensive income (loss).

The Convertible loan as of December 31, 2012 and 2013 are summarized in the following table:

	As of December 31
	2012	2013
	RMB	RMB

Principal IFC loan	125,710	102,905
Unamortized discount	(4,554)	—
Net carrying amount	121,156	102,905

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

On September 17, 2013, the outstanding IFC C Loan principal of US$17,000, along with applicable interest, was indirectly assigned to CEIHL by IFC. On May 15, 2014, the IFC C Loan has been amended and restated under the Second Amended and Restated Loan Agreement, which was one of the associated agreements to implement the core parts of the Restructuring Agreement (See Note 30 (3)).

Pursuant to the Amendment and Restatement Agreement to the Loan Agreement signed on May 13, 2014 (see Note 30 (3)), the Registration Rights Agreement was terminated and that no party to the Registration Rights Agreement will have any liability in respect of any breach of that agreement on or before the effective date, which is defined as the date of the discharge of the Joint Provisional Liquidators (“the JPLs”) in accordance with the Restructuring Agreement. As of December 31, 2013, no such liability was accrued accordingly.

15. ORDINARY SHARES

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

On June 3, 2013, the Company consummated the transactions provided for in a share purchase agreement dated April 28, 2013, an amendment to share purchase agreement as of May 24, 2013 and a supplementary agreement dated May 31, 2013 (collectively “Summit View SPA”), between the Company and Summit View, regarding the issuance and sale of 30,801,128 Class A Ordinary Shares of the Company to Summit View for a total purchase consideration of approximately RMB 130,923 (US$ 21,000) and the Company has received approximately RMB 62,706 (US$ 10,000) with RMB 68,217 (US$ 11,000) outstanding by the end of 2013.

As of December 31, 2013, there were 86,169,769 and 90,606,843 Class A and Class B ordinary shares issued and outstanding, respectively.

16. WARRANTS

In July 2011, the Company granted 500,000 warrants to one of the consultants to purchase 500,000 Class A ordinary shares of the Company in exchange for services provided. Compensation cost was recognized based upon the fair value on the grant date. See Note 17 for additional information. In 2012 the consultant joined in the company as senior management, therefore this amount was combined in share-based compensation.

17. SHARE BASED COMPENSATION

2005 Share Incentive Plan

On February 4, 2005, the Group adopted the 2005 Share Incentive Plan, or the “2005 Plan”, under which the Group may grant options to purchase up to 1,500,000 ordinary shares of the Company to its employees, outside directors and consultants. The Board of Directors subsequently raised the number of options to be granted to 20,282,353 shares on November 14, 2008. Following the Company’s IPO, the Company no longer grants any awards under the 2005 plan. However, the 2005 plan will continue to govern the terms and conditions of any outstanding awards previously granted there under. In the event that any outstanding option or other right for any reason expires, is cancelled, or otherwise terminated, the shares allocable to the unexercised portion of the 2005 Plan or other right shall again be available for the purposes of the 2005 Plan.

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

2010 Equity Incentive Plan

On June 1, 2010, the Group adopted the 2010 Equity Incentive Plan, or the “2010 Plan”, which became effective upon the completion of the IPO on August 5, 2010. The 2010 Plan allows the Company to offer a variety of incentive awards to employees, outside directors and consultants. Under the plan, the Group may grant up to 19,000,000 Class A ordinary shares of the Company to its employees, outside directors and consultants, plus (i) any shares that, as of the completion of the IPO, have been reserved but not issued pursuant to awards granted under the 2005 Plan and are not subject to any awards granted there under, and (ii) any shares subject to awards granted under the 2005 Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Plan that are forfeited to or repurchased by the Company, with the maximum number of shares to be added to the 2010 Plan pursuant to clauses (i) and (ii) above equal to 10,000,000 Class A ordinary shares; provided, however, that there shall be an annual increase on the first day of each fiscal year beginning with the 2011 Fiscal Year, in an amount equal to the least of (i) 25,000,000 Class A ordinary shares, (ii) 5% of the outstanding Class A ordinary shares on the last day of the immediately preceding fiscal year or (iii) such number of Class A ordinary shares determined by the Board of Directors. In the event that any outstanding option or other right for any reason expires, is cancelled, or otherwise terminated, the shares allocable to the unexercised portion of the 2010 Plan or other right shall again be available for the purposes of the 2010 Plan.

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

Warrants

In 2011, the Company granted 500,000 warrants to one of the senior management to purchase 500,000 Class A ordinary shares of the Company. The warrant awards vest on a quarterly basis over one year continuous service period, and will expire after eighteen months after the date of grant. The exercise price per share is RMB 19.01, which was the fair market value of the Company’s ordinary shares on the date of Board of Director’s approval. The aggregate intrinsic value of warrants outstanding and exercisable was RMB 1,679, nil and nil as at December 31, 2011, 2012 and 2013, respectively. The substance of this grant is similar to the grant of an option; this grant was accounted for as share-based compensation under ASC 718.

As of December 31, 2012 and 2013, options granted to employees to purchase 14,109,687 and 11,476,476 shares of ordinary shares and to non-employees to purchase 2,043,625 and 2,043,625 shares of ordinary shares were outstanding, and options to purchase 19,693,783 and 22,326,994 ordinary shares were still available for future grants. It is the Company’s policy to issue new shares upon share option exercise.

A summary of the share option activity as of December 31, 2011, 2012 and 2013 is as follows:

	Year ended December 31, 2011				Year ended December 31, 2012				Year ended December 31, 2013
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	18,321,585	15.90	7.1	553,155	16,762,302	17.25	6.5	85,750	16,153,312	18.30	5.9	29,114
Granted	992,700	32.91	—	(12,449)	2,205,250	20.76	—	—	—	—	—	—
Exercised	(1,914,088)	1.47	—	36,433	(1,494,420)	5.12	—	5,856	—	—	—	—
Forfeited or expired	(637,895)	27.73	—	—	(1,319,820)	24.75	—	—	(2,633,211)	20.98	—	54,430
Outstanding at end of year	16,762,302	17.25	6.5	85,750	16,153,312	18.30	5.9	29,114	13,520,101	16.89	4.54	10,940
Exercisable at end of year	11,733,255	12.66	5.8	113,896	12,963,768	16.25	5.4	29,112	13,201,305	16.72	4.46	10,940
Expected tovested									119,485	26.09	7.2	—

A summary of unvested options under the employee share option plan as of December 31, 2013, and changes during the year then ended is presented as follows:

	Year ended December 31, 2013
	Shares	Weighted Average Grant-date fair value
Unvested at January 1, 2013	3,484,919	11.91
Granted	—	—
Vested	1,702,797	11.24
Forfeited	1,177,951	11.60
Unvested at December31, 2013	604,171	10.47

Management of the Group is responsible for determining the fair value of options and warrants granted and has considered a number of factors when making this determination, including valuations. With a number of employees exercising their vested options in 2011, the fair values of option and warrants awards to employee were estimated as of the date of grant using the Binomial Pricing model. The Binominal Pricing model typically incorporates a large number of very short time periods to reflect a realistic range of possible prices that a share could achieve over the option’s contractual term, which could result in several hundred total nodes. In addition, various probabilities could be assigned to each node to reflect the impact that a node is expected to have in conjunction with exercise and post-vesting termination assumption. Key inputs used in the Binomial Pricing model including: current stock price, exercise price, contractual life, risk free rate, expected volatility, exercise multiple, and post-vesting forfeit.  Expected volatility is estimated based on historical volatility of comparable public companies for the period before the grant date with length commensurate to expected term of the options. The risk free rate is estimated based on the yield to maturity of PRC Sovereign bonds denominated in USD as at the grant date. Exercise multiple is the ratio of fair value of stock over the exercise price as at the time the option is exercises. The post vesting forfeit rate was based on historical statistical data of the Company. Assumptions used in the Binomial Pricing model are presented below:

	Year ended December 31, 2011	Year ended December 31, 2012
Risk-free rate of return	1.2%0~4.40%	3.2%~3.26%
Exercise multiple (applicable to awards granted to employees only)	2~3	2~3
Post-vesting forfeiture rate (applicable to awards granted to employees only)	3%	0%~1%
Expected term	1.5~10	1.5~10
Volatility rate	41.00%~50.00%	47%
Weighted average volatility rate	46.54%	47%
Dividend yield	—	—

The Company estimates the forfeiture rate to be 14%, 14% and 19% for the shares options granted as of December 31, 2011, 2012 and 2013, respectively.

The Company recorded share-based compensation expenses of RMB 33,348, RMB 34,971 and RMB 22,826 during the years ended December 31, 2011, 2012 and 2013, respectively, attributed based on a straight-line basis over the requisite service period for the entire award. Total fair values of option and warrants vested were RMB 48,414, RMB 40,075 and RMB 18,936 for employees and RMB 2,015, RMB 1,059 and RMB203 for non-employees during the years ended December 31, 2011, 2012 and 2013, respectively. Weighted average grant date fair values per share are RMB 7.13, RMB 12.42 and nil during the years ended December 31, 2011, 2012and 2013. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset during the years ended December 31, 2011, 2012 and 2013.

As of December31, 2013, there was RMB 8,657of total unrecognized compensation expense related to non-vested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 0.71 years.

18. TAXATION

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

For all years presented, Ambow Online and the Shandong Software Companies have met these criteria and therefore were entitled to the VAT refund. Ambow Yuhua has met these criteria and was entitled to the VAT refund since 2011. For the years ended December 31, 2011, 2012 and 2013, the VAT payable amounted to approximately RMB 10,161, RMB 1,153and RMB 4,920, respectively.

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax on selected sectors in Shanghai effective January 1, 2012, in Beijing effective September 1, 2012, in Tianjin effective December 1, 2012. The value-added tax rate applicable to the subsidiaries and consolidated variable interest entities of the Group in Shanghai, Beijing and Shenzhen is 6% as compared to the 5% business tax rate which was applicable prior to the reform.

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

PRC

Significant components of the provision for income taxes on earnings for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Current:
PRC	53,105	58,218	2,992
Deferred:
PRC	(15,866)	(110,846)	(32,463)

Provision for income tax expenses (benefits)	37,239	(52,628)	(29,471)

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

CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE to its immediate holding company outside of PRC. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company satisfies the criteria of beneficial owner as set out in Circular Guoshuihan [2009] No. 601. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a circular which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the CIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to CIT Law and CIT Implementing Regulations, a tax resident enterprise is an entity incorporated in the PRC, or incorporated outside the PRC but its “place of effective management” is in the PRC. The Company assessed and concluded that it does not satisfy the definition of a tax resident enterprise. The Company has further determined that its FIEs in PRC will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIEs in PRC for the years ended December 31, 2011, 2012 and 2013.

Ambow Online was recognized as a “Software Enterprise” and a “High and New Technology Enterprises”, and was exempted from income tax on its profits for 2008 and 2009, and is subject to a 50% reduction in income tax rate from 2010 to 2012.Applicable tax rate for Ambow Online is 12.5% from 2010 to 2012. As a High and New Technology Enterprise, Ambow Online is eligible to enjoy a preferential tax rate of 15% since 2013, but such preferential tax treatment is subject to the tax authority’s annual inspection. The “High and New Technology Enterprises” certificate of Ambow Online would be expired in 2014, and the Company has no intention to renew the certificate, Ambow Online will be subject to an income tax rate of 25% since 2014.

During the years ended December 31, 2011, 2012 and 2013, the aggregate amount and per share effect of the tax holidays are as follows:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

The aggregate amount of tax holidays	(59,580)	—	—
The aggregate effect on basic and diluted net income per share:
- Basic	(0.42)	—	—
- Diluted	(0.40)	—	—

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

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2012	2013
	RMB	RMB

Current deferred tax assets:
Accrued expense	24,778	16,218
Allowance for doubtful accounts	50,228	15,942
Others	—	—
	75,006	32,160
Less: valuation allowance on current deferred tax assets	(59,570)	(21,128)
Total current deferred tax assets	15,436	11,032

Non-current deferred tax assets:
Tax loss carried forward	272,361	446,569
Impairment of long-lived tangible assets	33,485	33,631
Deferred advertising expense	25,234	19,876
Others	4,064	5,444
	335,144	505,520
Less: valuation allowance on non-current deferred tax assets	(282,062)	(423,818)
Total non-current deferred taxes assets, net	53,082	81,702

Non-current deferred tax liabilities:
- Unrecognized valuation surplus and deficit - Acquisition	121,519	103,779
- Unrecognized valuation surplus and deficit - Decrease due to amortization and impairment	(59,782)	(50,939)
- Tax nondeductible long-lived assets	46,629	67,166
- Tax nondeductible long-lived assets — Decrease due to amortization and impairment	(11,862)	(16,256)
Total deferred tax liabilities	96,504	103,750

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Balance at beginning of the year	13,313	42,976	341,632
Allowance made during the year	32,668	298,656	103,314
Reversals	(3,005)	—	—
Balance at end of the year	42,976	341,632	444,946

Reconciliation between total income tax expense and the amount computed by applying the weighted average statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2011	2012	2013
	%	%	%
Weighted average statutory tax rate	25%	25%	25%
Tax effect of preferential tax treatments	(30)%	—	—
Tax effect of non-deductible expenses	5%	(2)%	(6)%
Tax effect of non-taxable income	(1)%	—
Tax effect of tax-exempt entities	8%	(2)%	(5)%
Previous years unrecognized tax effect	—	(2)%	—
Changes in valuation allowance	12%	(16)%	(10)%
Effective tax rates	19%	3%	4%

d.              Uncertain tax positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	11,627	13,469	16,740
Increases related to current tax positions	1,842	3,271	1,395
Decrease due to deconsolidation	—	—	(3,205)
Unrecognized tax benefits, end of year	13,469	16,740	14,930

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of FIN 48, now codified as ASC Topic 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2013.

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

19. NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Numerator:
Numerator for basic income (loss) from continuing operations per share	165,478	(1,616,946)	(630,613)
Numerator for basic loss from discontinued operations per share	(144,293)	(4,220)	(276,205)
Numerator for diluted income (loss) from continuing operations per share	165,478	(1,616,946)	(630,613)
Numerator for diluted loss from discontinued operations per share	(144,293)	(4,220)	(276,205)
Denominator:
Denominator for basic income (loss) per share weighted average ordinary shares outstanding	142,939,038	145,659,940	163,942,809
Denominator for diluted income (loss) per share weighted average ordinary shares outstanding	150,432,812	145,659,940	163,942,809
Basic income (loss) per share- continuing operations	1.16	(11.10)	(3.85)
Basic loss per share- discontinued operations	(1.01)	(0.03)	(1.68)
Diluted income (loss) per share- continuing operations	1.10	(11.10)	(3.85)
Diluted loss per share- discontinued operations	(1.01)	(0.03)	(1.68)

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. For the years ended December 31, 2011, 2012 and 2013, no warrants or preferred shares that were anti-dilutive and excluded from the calculation of diluted net income per share. Approximately 9.3 million shares, 11.9 million shares and 7.7 million options that were out-of-money, were anti-dilutive and excluded from the calculation of diluted net income per share for the year ended December 31, 2011, 2012 and 2013, respectively. Approximately 4.2 million and 5.8 million options that were in-the-money, were also excluded from the calculation of diluted net loss per share for the years ended December 31, 2012 and 2013, respectively, because both were loss period, and  their effects would be anti-dilutive.

20. COMMITMENTS AND CONTINGENCIES

Operating leases

The Group leases offices and classrooms under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases as of December 31, 2013 were as follows:

Amount
RMB

2014	94,086
2015	79,899
2016	52,996
2017	27,458
2018	17,672
Thereafter	88,357
Total	360,468

Rent expense for all cancelable and non-cancelable leases were approximately RMB 131,595, RMB 192,315 and RMB 173,342for years ended December 31, 2011, 2012 and 2013, respectively.

Contingencies

1)             Skillsoft

In April 2012, Skillsoft Asia Pacific Pty Ltd (“Skillsoft”) filed a statement of claim against the Company in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. The complaint seeks a declaration that the contract between the Company and Skillsoft remains in full force and effect as well as monetary damages, interest and costs. On 12 December 2013, the Hong Kong court has ordered a summary judgment in favor of Skillsoft for US$0.6 million with interest from October 2011which has been accrued as of December 31, 2012.  In addition, Skillsoft filed two claims: a) on June 7, 2013, seeking a payment of approximately RMB 15,575 (US$2,500)for breach of the contract and approximately RMB 12,460(US$2,000) in respect of invoices for pre-paid licensing fees; b) on October 21, 2013 seeking a payment of approximately RMB 12,460 (US$2,000)for breach of the contract. A without prejudice offer for settlement was made on 18 June 2014: the Company pays to Skillsoft the sum of US$0.6 million with interest (US$107 as at 12 June 2014) and costs (estimated at HK$ 388 and yet to be agreed). Subsequently the offer of settlement was not accepted by Skillsoft prior to expiry on 3 July 2014 and has accordingly lapsed. The Company believes that it is still too early to assess the potential outcome of Skillsoft’s claim but intends to defend itself vigorously.

2)             California allegations

On June 11, 2012, the Company was named as a defendant in a putative securities class action filed in the U.S. District Court for the Central District of California. The complaint also named as defendants current officer of Ambow, Jin Huang, and former officer Paul Chow. On June 22, 2012, a second putative securities class action complaint was filed in the Central District of California against Ambow, Chow and Huang. On November 19, 2012, the Judge issued an order consolidating the two cases and appointing Tianqing Zhang as lead plaintiff. On February 18, 2013, plaintiffs filed a consolidated amended complaint against Ambow and eight individual defendants, sought recovery on behalf of all persons and entities that purchased or otherwise acquired Ambow’s American Depositary Shares on the New York Exchange from the date of its initial public offering on August 5, 2010 through July 5, 2012 for allegedly false and misleading statements concerning Ambow’s operations and financial results in the Company’s public filings with  the U.S. Securities and Exchange Commission. On May 3, 2013, plaintiffs filed a second consolidated amended Complaint. On March 17, 2014, plaintiffs filed a third amended complaint asserting the same claims against the same defendants. On March 24, 2014, Judge entered a scheduling order pursuant to which defendants’ motions to dismiss the third amended complaint are due by May 19, 2014. On or around May 12, 2014, counsel for the parties agreed upon the principal terms of a settlement. The settlement provides for a total payment of RMB 9080 (US$ 1,500) by the Company’s insurer to the plaintiff class, in exchange for complete dismissal and release of all claims that were or could have been asserted in the action against the Company and named defendants.

3)             Changsha K-12

In February 2013, Changsha K-12 Experimental School was involved in a civil lawsuit in Hunan Province High Court, a cooperation dispute on host right of Changsha K-12 Experimental School, amounting to RMB 168,000 as the plaintiff’s claim. However, since the case was not yet entered into hearing, it was too early to make an estimate of result.

21. SEGMENT INFORMATION

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

For the year ended December 31, 2011

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	College*	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	777,969	194,557	972,526	505,202	19,141	524,343	1,496,869
Cost of revenue	(341,942)	(107,496)	(449,438)	(168,546)	(3,192)	(171,738)	(621,176)
Gross profit	436,027	87,061	523,088	336,656	15,949	352,605	875,693

For the year ended December 31, 2012

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	College*	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	773,611	191,155	964,766	310,016	2,695	312,711	1,277,477
Cost of revenue	(492,088)	(124,342)	(616,430)	(185,698)	(3,179)	(188,876)	(805,306)
Gross profit	281,523	66,813	348,336	124,318	(484)	123,835	472,171

For the year ended December 31, 2013

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	College	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	761,377	183,675	945,052	195,435	—	195,435	1,140,487
Cost of revenue	(507,310)	(120,793)	(628,103)	(114,533)	—	(114,533)	(742,637)
Gross profit	254,067	62,882	316,949	80,902	—	80,902	397,850

*Software product sales through Taishidian Holding.

The Group primarily operates in the PRC. Substantially all the Group’s long-lived assets are located in the PRC.

22. PRC CONTRIBUTION AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contributions. The total contributions for such employee benefits were RMB 57,700, RMB 88,655 and RMB 95,216 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

The following table presents the Group’s appropriations to the general reserve fund, statutory surplus reserve and education development reserve as of December 31, 2012 and 2013:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB

General and statutory surplus reserve	99,000	95,436	58,661
Education development reserve	23,199	20,970	22,070
Total	122,199	116,406	80,731

23. ACQUISITIONS

The Group did not enter into any acquisition during the year ended December 31, 2013.In 2011 and 2012, the Group entered into 7 and 1 acquisitions, respectively. The following table summarizes the business combinations completed during the years ended December 31, 2011 and 2012.

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

Acquisitions completed in 2012:

(8) Sixteen Training Centers

During the year ended December 31, 2012, the Group acquired 16 training centers from a third party contractor (See Note 11 (ii)). The acquisition of the 16 training centers was recognized as business combination. The transactions were completed as of March 31, 2012.The Group believes the acquisition of the sixteen training centers is an integral piece of the Group’s strategy to increase its market share in providing tutoring services in PRC. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from the sixteen training centers and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 94,938 was in cash consideration.

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

Training centers were set up in 2011.The unaudited pro forma information of the acquisition as if the acquisition had occurred on January 1st, 2011 is not presented because it is impracticable to do so.

24. RELATED PARTY TRANSACTIONS

a.             Transactions

The Group entered into the following transactions with related parties:

	Years ended December 31,
Transactions	2011	2012	2013
	RMB	RMB	RMB
Receipt of property management services from one school founded by the principal of Shuyang K-12	1,800	—	—
Receipt of property management services from the former shareholder of Changsha K-12	7,470	—	—
Receipt of rental services from subsidiary of former shareholder of Shenyang Universe High School	1,100	1,100	1,100
Sales of software and providing services to former shareholder of Jinan WR Career Enhancement	6,800	—	—
Borrowings from General Manager of College Segment-Gao Shoubai (note i)	—	—	3,960
Borrowings from Vice President -Huang Senlei (note i)	—	—	3,400
Others	1,627	514	5

Note (i): Having been suffering Due to the shortage of working capital, the Company borrowed funds from the two of management personnel, being Gao Shoubai and Huang Senlei. The borrowing of RMB 2,000 from Gao Shoubai was with a maturity date on February 7, 2014 and noninterest bearing; RMB 1,960 was with a maturity date on December 8, 2013 and bearing interest at 24% per annum. The borrowing from Huang Senlei was with a maturity date on September 5, 2013 and bearing interest at 24% per annum. The borrowings are overdue and still outstanding as of December 31, 2013.

b.             The Group had the following balances with related parties:

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
Relationship	2012	2013	2012	2013
	RMB	RMB	RMB	RMB
Subsidiary of the minority shareholder of Taishidian Holding	500	—	—	—
Vice President -Huang Senlei (above note i)	—	—	—	3,400
Subsidiary of former shareholder of Shenyang Universe High School (Current minority shareholder of Shenyang Universe High School)	—	—	3,575	4,675
General Manager of College Segment-Gao Shoubai (above note i)	—	—	—	3,960
Former shareholder of Genesis Career Enhancement (Current minority shareholder of Shandong Genesis Career Enhancement)	—	—	636	—
	500	—	4,211	12,035

c.              Principal shareholder transaction

On October 26, 2011,Dr Jin Huang, chief executive officer of the Company, and holder of more than 10% interest in the voting power of the Company, entered into a participation agreement with, among others, the Baring Asia Private Equity Fund V., L.P. (the “Participation Agreement”). Pursuant to this agreement, Campus Holdings Limited (“Campus”), an affiliate to the Baring Asia Private Equity Fund V., L.P., agreed to invest up to US$ 50.0 million to purchase Class A Shares of the Company through a series of private transactions and on the open market through purchases of American Depositary Shares.

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

Management has assessed the accounting treatment for this transaction and believes that it should be accounted for as a share-base compensation pursuant to FASB ASC Topic 718.The fair value of the combined terms of the Participation Agreement was approximately RMB 215,274 (US$ 34,554), which will be recognized as compensation expense on a straight-line basis over a period from January 2012 to October 2015, which is the expected expiration date.RMB60,206(US$9,539) and RMB 53,769 (US$ 8,882) expenses were recognized for the year ended December 31, 2012 and 2013,respectively.

25. DISCONTINUED OPERATIONS

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

b.             Disposal of Beijing Century College Group

On December 30, 2011, the Company entered into a sale and purchase agreement to dispose of Beijing Century College and its 100% owned subsidiary Beijing Siwa Century Facility Management Co. (together “Beijing Century College Group”) to Xihua Investment Group (“Xihua Group”),with consideration of RMB 309,049 including a) receivables in cash and shares; b) a waiver of liabilities to Xihua Group; c) a transfer of amounts due to Beijing Century College Group to Xihua Group; and d) partially offset by a waiver of amounts due from Beijing Century College Group.

As of December 31, 2011, the transaction had not been completed and the parties were still in the process commencing the legal transfer process. Beijing Century College Group has been classified as assets and liabilities held for sale since the Group will have no continuing involvement in the College following the disposal.

By December 31, 2012, the transaction to sell Beijing Century College Group had been completed with the outstanding consideration receivable from Xihua Group of RMB 133,100 as of December 31, 2012.Subsequently, the Group has transferred the receivable from Xihua Group to Suzhou Qingrun, with allocated consideration of RMB 25,300, and the excessive portion fully written off as of December 31, 2012(See Note 5(i)).

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

c.              Assets and liabilities classified as held for sale

The Group has recognized total assets of RMB 1,078,092and nil as of December 31, 2012 and 2013, respectively, to be assets classified as held for sale, and total liabilities of RMB 381,051and nil as of December 31, 2012 and 2013, respectively, to be liabilities classified as held for sale.

Taishidian Holding

On the board meeting at December 19, 2012, management proposed and was authorized by the board to explore possible sale of Soochow University to Kunshan government, subject to the parameters of 1) the consideration should be at least equal to the book value for Soochow University and 2) the consideration should be payable at closing in cash (and not as an account receivable over time). As of December 31, 2012, management had the intention to dispose the Soochow University and the transaction of the disposal was completed July2013. Financial statements for fiscal years of 2011 and 2012 have been adjusted to present the operations of Taishidian Holding as a discontinued operation.

In conjunction with the discontinued operations of Soochow University, the Group did not record an impairment loss of in fiscal year 2012as the management estimated the consideration to be at least equal to the book value of Soochow University. The assets and liabilities of Soochow University are included in the captions “Assets classified as held for sale” and “Liabilities classified as held for sale”, in the accompanying consolidated balance sheets at December 31, 2012 and consist of the following:

As of December 31, 2012
RMB
Assets classified as held for sale
Cash and cash equivalents	985
Term deposits	85,677
Accounts receivable, net of allowance	567
Amounts due from related parties	4,550
Prepaid expenses and other current assets	41,380
Amounts due from related parties, non-current	22,284
Property and equipment, net	298,858
Intangible assets, net	11,569
Land use rights	108,838
Goodwill	75,079
Total assets	649,787

Liabilities classified as held for sale
Short-term borrowings	(2,000)
Accounts payable-trade	(27,613)
Accrued expenses and other current liabilities	(33,782)
Deferred revenue	(79,833)
Income tax payable	(19,706)
Amount due to related parties	(47,620)
Current portion of Long-term borrowings	(28,500)
Long-term borrowings	(18,000)
Deferred tax liabilities, non-current	(8,432)
Non-current portion of consideration payable for acquisitions and others	(27,409)
Total liabilities	(292,895)

Amount due to the Group’s continuing operation recorded by Taishidian Holding approximates RMB 142,753 as of December 31, 2012, which were excluded from the liabilities classified as held, because they were eliminated in the consolidated financial statements.

21st School

In the first quarter of 2013, management planed to seek potential buyer to dispose 21st schools to improve the cash flows positions. In April 2013, the Group returned the remaining operating rights back to Xihua Group with consideration of RMB 60,000. An impairment loss of RMB 15,928 in intangible assets and an impairment loss of RMB 34,122 in goodwill were recognized for 21st school for the year ended December 31, 2012.Financial statements for fiscal years of 2011 and 2012 have been adjusted to present the operations of 21st School as a discontinued operation.

As of December 31, 2012, the assets and liabilities held by 21st school are as follows:

As of December 31, 2012
RMB
Assets classified as held for sale
Cash and cash equivalents	10,095
Prepaid expenses and other current assets	56
Deferred tax assets, current portion	1,105
Property and equipment, net	214,436
Intangible assets, net	24,652
Land use rights	126,697
Goodwill	50,284
Deferred tax assets, non-current portion	980
Total assets	428,305

Liabilities classified as held for sale
Accounts payable-trade	(6,473)
Accrued expenses and other current liabilities	(27,274)
Deferred revenue	(12,104)
Income tax payable	(6,965)
Deferred tax liabilities, non-current	(35,340)
Total liabilities	(88,156)

d.             Discontinued operations

Following are revenues and income (loss) from discontinued operations:

(1) Xi’an Tutoring

	Years ended December, 31
	2011	2012	2013
	RMB	RMB	RMB
Revenues	26,756	—	—
Impairment loss (note(i))	(36,303)	—	—
Income/(loss) from discontinued operation	(36,876)	—	—
Income tax expense	—	—	—
Income/(loss) from discontinued operation, net of income tax	(36,876)	—	—
Loss on sale of discontinued operation, net of income tax	—	—	—
Income/(loss) from and on sale of discontinued operation, net of income tax	(36,876)	—	—

Note (i) Foreign currency translation adjustment included in the impairment loss is RMB 1,488 for the year ended December 31, 2011.

(2) Shandong Software Companies

	Years ended December, 31
	2011	2012	2013
	RMB	RMB	RMB
Revenues	—	—	—
Impairment loss (note(i))	(39,758)	—	—
Income/(loss) from discontinued operation	(43,315)	—	—
Income tax benefit/ (expense)	533	—	—
Income/(loss) from discontinued operation, net of income tax	(42,782)	—	—
Loss on sale of discontinued operation, net of income tax	—	—	—
Income/(loss) from and on sale of discontinued operation, net of income tax	(42,782)	—	—

Note (i) Foreign currency translation adjustment included in the impairment loss is RMB 2,688 for the year ended December 31, 2011.

(3) Guangzhou HP Tutoring

	Years ended December, 31
	2011	2012	2013
	RMB	RMB	RMB
Revenues	—	—	—
Impairment loss (note(i))	(29,073)	—	—
Income/(loss) from discontinued operation	(30,074)	—	—
Income tax benefit/ (expense)	316	—	—
Income/(loss) from discontinued operation, net of income tax	(29,758)	—	—
Loss on sale of discontinued operation, net of income tax	—	—	—
Income/(loss) from and on sale of discontinued operation, net of income tax	(29,758)	—	—

Note (i) Foreign currency translation adjustment included in the impairment loss is RMB 1,285 for the year ended December 31, 2011.

(4) Tianjin Holding

	Years ended December, 31
	2011	2012	2013
	RMB	RMB	RMB
Revenues	5,161	—	—
Impairment loss (note(i))	(13,183)	—	—
Income/(loss) from discontinued operation	(16,518)	—	—
Income tax benefit/ (expense)	6	—	—
Income/(loss) from discontinued operation, net of income tax	(16,512)	—	—
Loss on sale of discontinued operation, net of income tax	—	—	—
Income/(loss) from and on sale of discontinued operation, net of income tax	(16,512)	—	—

Note (i) Foreign currency translation adjustment included in the impairment loss is RMB 585 for the year ended December 31, 2011.

(5) Beijing Century College Group

	Years ended December, 31
	2011	2012	2013
	RMB	RMB	RMB
Revenues	128,870	—	—
Impairment loss(note(i))	(8,928)	—	—
Income/(loss) from discontinued operation	5,439	—	—
Income tax benefit/ (expense)	908	—	—
Income/(loss) from discontinued operation, net of income tax	6,347	—	—
Loss on sale of discontinued operation, net of income tax	—	(15,908)	—
Income/(loss) from and on sale of discontinued operation, net of income tax	6,347	(15,908)	—

Note (i) Foreign currency translation adjustment included in the impairment loss is RMB 7,758 for the year ended December 31, 2012.

(6) Taishidian Holding

	Years ended December, 31
	2011	2012	2013
	RMB	RMB	RMB
Revenues	115,370	103,382	50,043
Impairment loss(note(i))	—	—	—
Income/(loss) from discontinued operation	1,427	12,395	(22,735)
Income tax benefit/ (expense)	(3,391)	(3,669)	(6,637)
Income/(loss) from discontinued operation, net of income tax	(1,964)	8,726	(29,372)
Loss on sale of discontinued operation, net of income tax	—	—	(174,629)
Income/(loss) from and on sale of discontinued operation, net of income tax	(1,964)	8,726	(204,001)

Note (i) Foreign currency translation adjustment included in the impairment loss is RMB 5,538 for the year ended December 31, 2012.

(7) 21st School

	Years ended December, 31
	2011	2012	2013
	RMB	RMB	RMB
Revenues	75,502	82,283	17,939
Impairment loss	(25,336)	(50,050)	—
Income from discontinued operations	(21,735)	(55,846)	3,312
Income tax benefit/ (expense)	(1,602)	6,140	(578)
Income from discontinued operations, net of income tax	(23,337)	(49,706)	2,734
Loss on sale of discontinued operation, net of income tax	—	—	(74,938)
Income/(loss) from and on sale of discontinued operation, net of income tax	(23,337)	(49,706)	(72,204)

26. DECONSOLIDATION

During the year ended December 31, 2013, the Group recognized a total impairment loss amounting to RMB 84,246 derived from deconsolidated of subsidiaries, which included losses on the deconsolidation of Tianjin Tutoring of RMB 77,146 and Guangzhou DP Tutoring of RMB 16,572 respectively, and gain on the deconsolidation of Guangzhou ZS Career Enhancement of RMB 9,472. The deconsolidation gain or loss was equivalent to the subsidiaries’ carrying amounts of net assets or net liabilities as of deconsolidation dates because the Group assessed the investments were not recoverable.

Because of the deconsolidation, the amount of RMB 20,083 and RMB 2,061 due to Tianjin Tutoring and Guangzhou DP Tutoring, respectively, were recognized as the liabilities of the Group as of December 31, 2013, which were deducted as inter-company transaction as of December 31, 2012. Amount due from the deconsolidated subsidiaries of RMB 44,722 was fully written off as of December 31, 2013.

In 2013, affected by the negative news and internal investigation occurred in 2012, the principals and most of staffs, especially the sales teams, resigned from these 3 entities because of losing confidence in the Group. The business operations of these 3 entities significantly suffered from the impact of the resignation accordingly. Tianjin Tutoring stopped providing financial statements and reporting operating results to the Group after September 30, 2013, which was determined at the date that the Group ceased to have substantial control on Tianjin Tutoring. The Group lost control and connection with Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring from December 31, 2013. Afterwards, the Group did not have any continuing involvement with these deconsolidated subsidiaries.

By the report issuance date, the deregistration from the Administration for Industry and Commerce is in the process. Therefore, Tianjin Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring were subsidiaries of the Group legally as of December 31, 2013.

27. NONCONTROLLING INTERESTS

a.   21st School

On December 30, 2011, the Group entered into a sale and purchase agreement to dispose of the equity interests of 21st School to Xihua Group, retaining the right to operate the 21st School on behalf of Xihua Group for an additional 15 years, after which point the operating right will revert back to Xihua Group, unless Xihua Group should exercise its option to terminate the operating rights agreement at an earlier date. The total consideration for the disposal of 21st School was RMB 183,677, which included a)a waiver of liabilities to Xihua Group; b) a transfer of amounts due to 21st School to Xihua Group.

The Group determined that 21st School was the Group’s VIE because the equity holder, Xihua Group, lack the characteristics of a controlling financial interest, and that Xihua Group, represented a non controlling interest in the entity during the 15 year operating period.

Non controlling interest of RMB 285,713 represented the estimated carrying value of goodwill, intangible asset and long-lived assets at the end of 15-year operating right period, which was adjusted to reflect the change in its ownership interest in the subsidiary. The difference between the consideration and the carrying amount of the non controlling interest was recognized in additional paid in capital, amounting to RMB 102,036.

In 2013, non controlling interest was derecognized as a result of the disposal of 21st School.

b.     Others

As of December 31, 2012, the Group recognized a non controlling interest in the consolidated statements of operations and other comprehensive income (loss) to reflect the 5%, 10%, 30%, 36% and 23% economic interest in Guangzhou ZS Career Enhancement, Shenyang K-12, Taishidian Holding, Ambow Jingxue and Genesis Career Enhancement, respectively, that is attributable to the shareholders other than the Group. As of December 31, 2013, the 30% economic interest in Taishidian Holding was derecognized with the disposal of Taishidian Holding. In 2013, the 5% economic interest in Guangzhou ZS Career Enhancement was derecognized as a result of deconsolidation of subsidiary.

28.  FAIR VALUE MEASUREMENTS

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

At December 31, 2012 and 2013 information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis was as follows:

		Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2012
Assets:
IRCF	181	—	—	181

As of December 31, 2013
Assets:
IRCF	175	—	—	175

The Group’s property and equipment, other non-current assets, goodwill and intangible assets are measured at fair value on a nonrecurring basis and they are recorded at fair value using income approach only when impairment is recognized. Such assets are listed below at their carrying values as of December 31, 2012. There were no such assets as of December 31, 2013 because no impairment was recognized during the year then ended.

		Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2012
Property and equipment& other non-current assets	1,672	—	—	1,672
Intangible assets	174,944	—	—	174,944
Goodwill	749,755	—	—	749,755

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of property and equipment, other non-current assets and intangible assets as of December 31, 2012, which utilize significant unobservable internally-developed inputs:

	Fair value as at September 30, 2012	Valuation techniques	Unobservable inputs	Range
Property and equipment & other non-current assets	1,672	Discounted cash flow	Projection years Discount rate Terminal growth rate	16~24 17% 3%

Intangible assets	174,944	Relief-from-royalty method	Royalty rate Discount rate Terminal growth rate	1%~8% 17%~22% 3%

During the year ended December 31, 2012, the Company recognized a goodwill impairment of RMB 478,710. Please see Note 10.

29. CONCENTRATIONS

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

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2011, 2012 and 2013.

No single supplier represented 10% or more of the Group’s total costs of sales for the years ended December 31, 2011, 2012 and 2013.

No single debtors accounted for 10% or more of the Group’s consolidated accounts receivable as of December 31, 2012 and 2013.

A summary of the debtors who accounted for 10% or more of the Group’s consolidated prepaid and other current assets, other non-current assets and consideration receivable was as follows:

	As of December 31,
	2012		2013
Debtors	RMB	%	RMB	%
Prepaid and other current assets
Company A	75,100	24%	49,800	21%
Company B	35,000	11%	35,000	15%
Other non-current assets
Company C	109,993	46%	119,864	65%
Company D	30,900	13%	30,900	17%
Company E	22,842	10%	19,559	11%
Company F	65,609	27%
Consideration receivable
Company G	13,800	100%
Company H			110,000	58%
Company I			67,066	35%

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

30. SUBSEQUENT EVENTS

1)   IFC Loan

On March 9, 2014, the Group executed an exclusivity agreement with CEIHL, the secured creditor of the Company. In return for continued forbearance under the loan facility between the Company and IFC, which was transferred ultimately to the benefit of CEIHL (“the Loan Facility”), the Company granted CEIHL a period of exclusivity to negotiate and implement a restructuring plan designed to, inter alia, return the Group to solvency and to allow for the discharge of the Joint Provisional Liquidators (“JPLs”) by the Grand Court of the Cayman Islands (See Note 30(3)). A non-binding term sheet was subsequently executed by the JPLs with CEIHL on March 30, 2014.

In connection with the Restructuring Plan (see Note 30(3)), On May 13, 2014, the Group signed Amendment and Restatement Agreement to the Loan Agreement (“the Loan Agreement”) with CEIHL. The parties to the Loan Agreement have agreed to amend and restate the terms and conditions of the IFC C Loan as set out in this Agreement. Pursuant to the Loan Agreement, 1) the Registration Rights Agreement under IFC C Loan was terminated; 2) CEIHL agrees that it shall advance by way of an IFC D Loan to the Group, which was defined in the Second Amendment and Restated Loan Agreement signed by the same parties on the same day with the Loan Agreement. Subject to the Second Amendment and Restated Loan Agreement, the IFC C Loan consisting of a principal amount of RMB 102,913(US$ 17,000); and the IFC D Loan consisting of a principal amount of approximately RMB 84,637(US$13,981). Both of the loans are convertible into Class A Ordinary Shares at the Conversion Rate defined in the agreement. Both of the loans shall be repaid on the Maturity Date, 3 years after the date of the Effective Date, which is defined as the date of the discharge of the JPLs in accordance with the Restructuring Agreement. The interest rate is 3% per annum for any interest period and applied to the both loans.

Under the Second Amended and Restated Loan Agreement and related financing documents, under the IFC D Loan Facility, CEIHL assigned approximately RMB 31,150 (US$ 5,000) each of its commitments to Baring Private Equity Asia V Holding(4) limited (“Baring”) and SummitView. Baring and SummitView each funded a loan of US$ 5,000 to the Company by the date of issuance of financial statements.

2)        Default onshore Loans

Loans obtained in year 2013 amounting to RMB 78,630 have been subsequently overdue for repayment, which was still outstanding by the date of issuance of the financial statements.

Loans obtained in first half year of 2014 amounting to RMB 25,000 have been overdue for repayment, which was still outstanding by the date of issuance of the financial statements.

Management expects to obtain financing of RMB 83,000 from Restructuring Plan (See Note 30(3)) to repay certain of the default short-term borrowings above.

3)   Appointment and dismissal of JPLs and the Company’s Restructuring Plan

On February 20, 2014, the JPLs received the report on the Audit Committee Investigation from DLA Piper LLP (“DLA”). In summary, this report concluded that there was insufficient evidence to substantiate the allegations as to questionable or inappropriate conduct which had been made against the directors, officers and employees of the Group.  However, the report advised that the Group’s corporate governance structure needed improvement. Shortly after receiving this report, the JPLs re-commenced negotiations with parties who had previously expressed an interest in providing long term funding to the Group.

Upon the satisfaction of conditions and deliverables under the restructuring agreement (the “Restructuring Agreement”) and associated agreements to implement the core parts of the restructuring plan sanctioned by the Cayman Court pursuant to its order dated May 7, 2014 (the “Restructuring Plan”), the Court approved the return of management to the Company’s Board of Directors (as reconstituted pursuant to the Restructuring Plan). Upon the discharge, the Company will proceed with the completion of the Restructuring Plan transactions, with summary as follow:

On May 1, 2014, the Company entered into Restructuring Agreement with CEIHL, according to which, CEIHL, will provide for funding for the Company approximately RMB 290,578 (US$48,000) in total, comprising the amounts paid, or procured to be paid, by CEIHL or its nominee in satisfaction of and/or discharge of and/or to purchase certain onshore debt with estimated pay off value of approximately RMB 83,000; and the remaining as defined in USD Facility Loan Agreement, which was agreed by both parties in Second Amendment and Restated Loan Agreement (See Note 30(2)). To the extent that the onshore debt is less than the expected pay off value, CEIHL shall lend a corresponding additional amount of funds to the Group offshore and the total amount paid under this Restructuring Agreements thus equals US$48,000 (and no less), in exchange for a right to convert the principal outstanding under the USD Facility Agreement (as may be increased in accordance with this clause, but not taking into account any principal that relates to capitalized interest) into an aggregate of not more than an 85% economic interest in the Company, with 50.1 % of the voting rights in the Company.

4)   Equity Investment from SummitView

On May 5, 2014, the Company entered into the Amendment to Share Purchase Agreement (“Amendment”) with SummitView. Pursuant to the Amendment, both parties agreed that SummitView retains 14,667,203 Class A Ordinary Shares issued to them, based on the receipt of RMB 60,537(US$ 10,000), and that the remaining Class A Ordinary Shares were surrendered and cancelled.

5)   Updated progress of law suit

For details, see Note 20 - Contingencies.

31. ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENTS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC VIEs and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of certain percentages of the after-tax income or the increase in net assets for the year (as determined under accounting principles generally accepted in the PRC) should be set aside at each year end as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC VIEs and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIEs, were RMB 1,363,618 and RMB 1,340,481 as of December 31, 2012 and 2013, respectively.

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

As of December 31, 2012 and 2013, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
			Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	15,644	202	33
Amounts due from related parties	708,113	498,432	82,335
Prepaid expenses and other current assets	3,148	68,205	11,267
Total current assets	726,905	566,839	93,635

Non-current assets:
Intangible assets, net	443	284	47
Investment in subsidiaries	556,707	—	—
Total non-current assets	557,150	284	47

Total assets	1,284,055	567,123	93,682

LIABILITIES
Current liabilities:
Convertible loan	121,156	102,905	16,999
Deferred revenue	3,896	2,317	383
Accounts payable	—	—	—
Amounts due to related parties	6,439	5,678	938
Accrued and other liabilities	56,854	59,725	9,866
Total current liabilities	188,345	170,625	28,186
Total non-current liabilities	—	—	—

Total liabilities	188,345	170,625	28,186

SHAREHOLDERS’ EQUITY
Ordinary shares
(US$0.0001 par value; 1,200,000,000 and 1,200,000,000 shares authorized, 144,481,064 and 145,975,484 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	103	122	20
Additional paid-in capital	2,500,273	2,706,621	447,102
Warrants	—	—	—
Retained earnings	(1,387,550)	(2,294,368)	(379,003)
Accumulated other comprehensive income	(17,116)	(15,877)	(2,623)
Total shareholders’ equity	1,095,710	396,498	65,496

Total liabilities and shareholders’ equity	1,284,055	567,123	93,682

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Statements of Operations

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
				Note 3(a)
NET REVENUES
- Educational program and services	1,008	—	—	—
- Software products	192	190	—	—
Total net revenues	1,200	190	—	—
Cost of revenues
- Educational program and services	(16,822)	—	—	—
- Software products	—	(951)	—	—
Total cost of revenues	(16,822)	(951)	—	—
GROSS PROFIT:	(15,622)	(761)	—	—
Operating expenses:
Selling and marketing	(7,286)	(6,941)	(2,733)	(451)
General and administrative	(38,335)	(110,893)	(57,453)	(9,491)
Research and development	(842)	(872)	(742)	(123)
Total operating expenses	(46,463)	(118,706)	(60,928)	(10,065)

OPERATING LOSS	(62,085)	(119,467)	(60,928)	(10,065)
Share of income from subsidiaries	83,356	(1,498,091)	(833,867)	(137,745)
OTHER INCOME (EXPENSE)
Interest expenses, net	(976)	(2,496)	(8,386)	(1,385)
Foreign exchange losses, net	—	(136)	—	—
Other income/(expenses)	896	(976)	(3,637)	(601)
Income tax	(6)	—	—	—
NET INCOME	21,185	(1,621,166)	(906,818)	(149,796)

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial Information of Parent Company

Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities	(180,407)	(112,041)	(59,818)	(9,881)
Cash flows from investing activities	—	—	—	—
Cash flows from financing activities	—	121,157	44,455	7,343
Proceeds from issuance of ordinary shares, net of expenses	—	—	—	—
Proceeds from issuance of exercise of options	2,684	1	—	—
Effects of exchange rate changes on cash and cash equivalents	(10,012)	(114)	(79)	(13)
Net change in cash and cash equivalents	(187,735)	9,003	(15,442)	(2,551)
Cash and cash equivalents at beginning of year	194,376	6,641	15,644	2,584
Cash and cash equivalents at end of year	6,641	15,644	202	33

Supplemental disclosure of cash flow information

Supplemental disclosure of non-cash investing and financing activities
Issuance of share options upon warrants	1,219	—	—	—