Form 20-F/A
period 2013-12-31
Ambow Education Holding Ltd.
filed 2014-09-17
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No 1.

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

Kia Jing Tan, Acting Chief Financial Officer
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

☐ Yes   ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Ambow Education  Holding Ltd. (the “Company”), is being filed solely to amend Item 16A to correctly identify that Yigong Justin Chen was Audit Committee Financial Expert as of December 31, 2013.  The original filing incorrectly identified Mr. Daniel Phillips as the Audit Committee Financial Expert.  Mr. Phillips was not a member of the Board of Directors of the Company as of December 31, 2013.

PART II

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

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Previously Identified Material Weakness

As of December 31, 2013, the company has made some improvements to address a material weakness in internal control over financial reporting that was included in “Item 15—Controls and Procedures” contained in the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

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

Item 16A Audit Committee Financial Expert

Our board of directors has determined that Yigong Justin Chen, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

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
2.5

Registration Rights Agreement, dated as of October 26, 2011, by and among Campus Holdings Limited, Spin-Rich Ltd., Dr. Jin Huang and Ambow Education Holding Ltd. (incorporated by reference to Exhibit 2.5 of the Annual Report on Form 20-F, filed on May 29, 2012)

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

4.28	Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated June 12, 2012 (“IFC Loan Agreement”) †
4.29	Amendment and Restatement Agreement to the IFC Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated October 24, 2012†

4.30

Amendment Agreement to the IFC Loan Agreement (as amended and restated on October 24, 2012) among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated April 29, 2013†

4.31	Restructuring Agreement dated May 4, 2014†
4.32	Share Purchase Agreement between Ambow Holding and SummitView Investment Limited dated April 28, 2013†
4.33	Share Purchase Agreement amended among the company, SummitView Investment Limited and SummitView Investment Fund I, L.P. (the “Fund”) on May 24, 2013†
4.34	A supplementary agreement dated May 31, 2013 to the Share Purchase Agreement (Exhibit 4.32 and 4.33)†
4.35	Registration Rights Agreement between the company and SummitView Investment Fund I, L.P. dated May 31, 2013†
4.36	Amendment to Share Purchase Agreement dated May 5, 2014†
8.1	List of Subsidiaries and Consolidated Affiliated Entities†
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
**101.INS	XBRL Instance Document
**101.SCH	XBRL Taxonomy Extension Schema Document
**101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
**101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
**101.LAB	XBRL Taxonomy Extension Label Linkbase Document

†                 Previously filed.

*                 Filed with this Annual Report on Form 20-F/A.

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

Date: September 17, 2014