Form 20-F
period 2014-12-31
Ambow Education Holding Ltd.
filed 2015-04-21
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of the event requiring this shell company report _________________

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

*	Not for trading, but only in connection with the listing on New York Stock Exchange of American depository shares representing the Class A Ordinary Shares. Each American depositary share represents two Class A Ordinary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class A Ordinary Share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by this report.

826,561,719 Class A Ordinary Shares and 89,543,261 Class B Ordinary Shares, par value $0.0001 per share, as of December 31, 2014

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

☒ Yes ☐ No

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

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the information under “Item 3.D Key Information—Risk Factors” and elsewhere in this annual report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The selected consolidated financial data presented below for the three years ended December 31, 2012, 2013 and 2014 and as of December 31, 2012, 2013 and 2014 is derived from our audited consolidated financial statements included elsewhere in this annual report, which were prepared in accordance with U.S. GAAP. The selected consolidated financial data presented below for the years ended December 31, 2010 and 2011, and as of December 31, 2010, 2011 is derived from our unaudited consolidated financial data for those years that are not included in this annual report (which are unaudited as they have been revised from previously issued audited financial statements to reflect the classification of discontinued operations as a separate line item in the income statement), which were prepared in accordance with U.S. GAAP.

The results presented in our selected financial data reflect all of our continuing operations since January 1, 2010 or the subsequent date of acquisition. In 2014, 70% of the interest of Medium Range Online (Beijing) Technology Co., Ltd (“Zhongcheng”) was transferred to a third party. This transaction did not have major impact on Ambow’s business, therefore this transaction was not qualified as discontinued operation. We have recalculated and recognized the remaining 30% interest using the equity method.

In 2012, we disposed of Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co. (collectively referred to as the “Beijing Century College Group”). In 2013, we have completed the disposal of Beijing 21st Century International School (“21st School”) and the disposal of the Applied Technology College of Soochow University (“Applied Technology College”). As of December 31, 2014, management had the intention to dispose of Beijing JH Tutoring, Beijing JT Tutoring, and Ambow Jingxue (Beijing) Technology Co., Ltd (collectively referred to as the “Jinghan Group”). The transaction has been completed as of April 8, 2015. We have assessed the disposed entities meeting the criteria of discontinued operations as defined in ASC 205. The results of all discontinued operations and the gain or loss recognized on the disposal, less applicable income taxes (benefit), are reported as a separate component of income. In the period that a discontinued operation is classified as held for sale and for all prior periods presented, the assets and liabilities of the discontinued operation are presented separately on consolidated balance sheet as assets held for sale and liabilities held for sale respectively.

In addition, we have deconsolidated Jilin Clever Technology Consulting Co., Ltd and Jilin Clever Training School (collectively as “Jilin Tutoring”) on September 30, 2014. All the deconsolidations were due to loss of effective control of these schools. See Note 26 to the financial statements for details. This has also affected period-to-period comparisons of our selected consolidated financial data.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Consolidated Statement of Operations Data:
NET REVENUES:
Educational programs and services	680,124	893,112	675,174	536,511	411,998	66,402
Software products	214,663	366,600	66,886	—	—	—
Total net revenues	894,787	1,259,712	742,060	536,511	411,998	66,402
Cost of revenues	(342,008)	(479,476)	(477,199)	(361,573)	(274,036)	(44,167)
GROSS PROFIT	552,779	780,236	264,861	174,938	137,962	22,235
Operating expenses:
Selling and marketing (1)	(176,131)	(236,854)	(321,418)	(151,480)	(80,377)	(12,954)
General and administrative (1)	(146,562)	(239,551)	(632,603)	(471,915)	(508,544)	(81,963)
Research and development (1)	(27,553)	(39,541)	(31,842)	(19,545)	(12,259)	(1,976)
Impairment loss from continuing operations	—	—	(761,996)	(84,246)	(292,577)	(47,155)
Total operating expenses	(350,246)	(515,946)	(1,747,859)	(727,186)	(893,757)	(144,048)
OPERATING INCOME/(LOSS)	202,533	264,290	(1,482,998)	(552,248)	(755,795)	(121,813)
OTHER EXPENSE	(793)	(17,886)	(6,739)	(21,932)	(267,861)	(43,172)
INCOME/(LOSS) BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	201,740	246,404	(1,489,737)	(574,180)	(1,023,656)	(164,985)
Income tax expense/(benefit)	(37,620)	(36,751)	(10,893)	10,424	(1,135)	(183)
INCOME/(LOSS) FROM CONTINUING OPERATIONS	164,120	209,653	(1,500,630)	(563,756)	(1,024,791)	(165,168)
Income/(Loss) from and on sale of discontinued operations, net of income tax	47,579	(193,434)	(172,885)	(346,449)	(57,764)	(9,310)

NET INCOME/(LOSS)	211,699	16,219	(1,673,515)	(910,205)	(1,082,555)	(174,478)
Minus: Net loss contributable to non-controlling interest	(4,333)	(4,966)	(52,349)	(3,387)	(5,742)	(925)

NET INCOME/(LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	216,032	21,185	(1,621,166)	(906,818)	(1,076,813)	(173,553)
Preferred shares redemption value accretion	(94,209)	—	—	—	—	—
Allocation of net income to participating preferred shareholders	(55,534)	—	—	—	—	—

NET INCOME/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	66,289	21,185	(1,621,166)	(906,818)	(1,076,813)	(173,553)

Net income/(loss) from continuing operations per ordinary share: (2)
Basic	1.97	1.47	(9.91)	(3.41)	(2.44)	(0.39)
Diluted	1.50	1.40	(9.91)	(3.41)	(2.44)	(0.39)

Net income/(loss) from discontinued operations per ordinary share: (2)
Basic	0.56	(1.38)	(1.22)	(2.12)	(0.14)	(0.02)
Diluted	0.42	(1.31)	(1.22)	(2.12)	(0.14)	(0.02)

Net income/(loss) from continuing operations per ADS: (2)
Basic	3.94	2.94	(19.82)	(6.82)	(4.88)	(0.78)
Diluted	3.00	2.80	(19.82)	(6.82)	(4.88)	(0.78)
Net income/(loss) from discontinued operations per ADS: (2)
Basic	1.12	(2.76)	(2.44)	(4.24)	(0.28)	(0.04)
Diluted	0.84	(2.62)	(2.44)	(4.24)	(0.28)	(0.04)

Weighted average shares used in calculating net income/(loss) per share (2)
Basic	85,551,412	142,939,038	145,659,940	163,942,809	417,841,426	417,841,426
Diluted	112,122,045	150,432,812	145,659,940	163,942,809	417,841,426	417,841,426

(1)	Share-based compensation expense included in:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Selling and marketing	(7,204)	(7,286)	(6,286)	(2,658)	(351)	(56)
General and administrative	(26,029)	(25,220)	(88,019)	(73,108)	(156,870)	(25,283)
Research and development	(981)	(842)	(872)	(829)	(144)	(23)

(2)	Basic and diluted net income from continuing operations per ordinary share is computed by dividing net income from continuing operations adjusted for the impact of any accretion/allocation of income relating to preferred shareholders by the weighted average number of shares outstanding for the period. Basic and diluted net income/(loss) from discontinued operations per ordinary share is computed by dividing net income/(loss) from discontinued operations by the weighted average number of shares outstanding for the period. The potentially dilutive warrants, preferred shares and options were excluded from the calculation of diluted net income/(loss) from continuing/discontinued operations per share in those periods where their inclusion would be anti-dilutive.

	As of December 31,
	2010	2011	2012	2013	2014	2014
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	682,003	193,161	118,081	98,962	180,285	29,057
Total current assets	2,214,478	2,718,562	2,030,406	1,089,940	1,012,739	163,224
Total assets	4,238,497	4,845,686	3,180,358	1,953,409	1,505,688	242,673
Total current liabilities	1,071,402	1,661,553	1,682,064	1,476,087	1,491,336	240,359
Total liabilities	1,505,504	2,079,223	1,796,403	1,555,686	1,558,994	251,264
Total equity (deficit)	2,732,993	2,766,463	1,383,955	397,723	(53,306)	(8,591)

	For the Year Ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by/(used in) operating activities	456,914	296,705	(32,004)	(160,544)	(160,367)	(25,846)
Net cash provided by/(used in) investing activities	(392,364)	(494,558)	(457,855)	65,862	112,013	18,053
Net cash provided by/(used in) financing activities	406,598	(46,216)	76,838	82,885	87,003	14,022
Cash and cash equivalents included in assets held for sale	347,814	498,227	71,120	78,333	36,063	5,812

Exchange Rates

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at the noon buying rate on December 31, 2014, which was RMB 6.2046 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 31, 2015, the daily exchange rate reported by the Federal Reserve Board was RMB6.1990 to US$1.00.

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

Period	Average (1)
2010	6.7603
2011	6.4475
2012	6.2990
2013	6.1412
2014	6.1704

Period	High (1)	Low (1)
2014
September	6.1495	6.1266
October	6.1385	6.1107
November	6.1429	6.1117
December	6.2256	6.1490
2015
January	6.2535	6.1870
February	6.2695	6.2399

(1)	Annual and monthly lows and highs are calculated from daily noon buying rates in the city of New York as published by the Federal Reserve Bank.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Factors

Risks related to our business and industry

If we are not able to continue to attract students to enroll in our programs, our net revenues may decline and we may not be able to maintain profitability.

The success of our business largely depends on the number of student enrollments in our programs and the amount of course fees that our students are willing to pay. Therefore, our ability to continue to attract students to enroll in our programs without a significant decrease in course fees is critical to the continued success and growth of our business. This will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. Our college is subject to the government imposed annual enrollment quota limit. If we were to violate requirements to which we are subject the Ministry of Education of the People’s Republic of China (“MOE”), could reduce the annual enrollment quota at our college or restrict the programs we offer at our college or the methods by which we recruit new students. If we are unable to continue to attract students to enroll in our programs without a significant decrease in course fees, our net revenues may decline and we may not be able to achieve profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

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

We have completed a number of acquisitions during the past few years. In the future, we may also establish and maintain joint ventures and strategic relationships with third parties. Strategic acquisitions, investments and relationships with third parties involve substantial risks and uncertainties, including:

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

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. Our net revenues from continuing operations decreased from RMB 742.1 million in 2012 to RMB 536.5 million in 2013, and decreased to RMB 412.0 (US$66.4 million) in 2014. Comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

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

Our online programs, services and products are vital to the success of our business. The market for such programs, services and products is characterized by rapid technological changes and innovation, unpredictable product life cycles and user preferences. We must quickly modify our online programs, services and products to adapt to changing student needs and preferences, technological advances and evolving Internet practices. Ongoing enhancement of our online offerings and related technologies may entail significant expense and technical risk. We may use new technologies ineffectively or fail to adapt our online services or products and related technologies on a timely and cost-effective basis. If our improvements to our online offerings and the related technology are delayed, if they result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our business could be materially adversely affected.

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

A substantial majority of the net revenues generated in our tutoring segment in the year ended December 31, 2014 were generated from tutoring services focused on preparing for ZhongKao and GaoKao. There have been changes in some areas in the way ZhongKao is administered. For example, beginning in 2010, Yunnan Province stopped administering ZhongKao. Instead, high schools will admit students based on a combination of a comprehensive evaluation of the students’ aptitude (provided by their middle schools) and the students’ middle school academic performance. To ensure the success of the educational reform and cultivate students’ comprehensive abilities, Yunnan Province also prohibits subject competitions in elementary and middle schools, including Olympic math competitions, and standardizes admission policies regarding adding points to middle school test scores based on a student’s extracurricular activities. As for GaoKao, some top universities such as Peking University have been allowed to recruit students through independently administered tests and admission procedures in recent years. The candidates still need to take GaoKao and their scores in GaoKao may not be lower than certain thresholds, but such GaoKao scores will not be the sole determining factor in the admission process. Students admitted in this manner generally should not exceed 5% of the annual enrollment quotas of these universities as approved by the MOE. To the extent ZhongKao, or even GaoKao, becomes less prevalent throughout China, our business and results of operations may be materially adversely affected.

If we are unable to obtain new loans, at all or on terms that are acceptable to us, our growth pace will be impacted.

We may seek to obtain additional bank loans in the future. We cannot assure you that we will be able to obtain new loans or credit facilities, at all or on terms that are acceptable to us. Our ability to obtain financing may be affected by our financial position and leverage, our credit rating and investor perception of the education industry, as well as by prevailing economic conditions and the cost of financing in general. In addition, factors beyond our control, such as recent global market and economic conditions and the tightening of credit markets may result in a diminished availability of financing and increased volatility in credit and equity markets, which may materially adversely affect our ability to secure financing at reasonable costs or at all. We cannot assure you that the People’s Bank of China (“PBOC”) will not in the future take actions that may result in a tightening of the credit market in China. Our ability to obtain bank loans from domestic Chinese banks will be significantly impacted by the PBOC’s policies, over which we have no control. If we are unable to obtain financing in the future on terms acceptable to us, our business operations and our growth plans would be materially harmed.

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

We were aware of defects in the leased or owned real properties at target entities at the time we made acquisitions, certain defects might exist in the leased or owned properties of the schools and learning centers we acquire in the future.

The defects in certain of the properties of our directly-operated schools and learning centers existed at the time we acquired these entities. Our mergers and acquisitions team has followed an internal procedure to identify and assess risks in connection with acquisitions. We were aware of the defects in the leased or owned properties of the acquired schools during our due diligence review, and a final business decision was made after our analysis of the likely impact of such real property defects. We cannot assure you that all properties leased or owned by our acquisition targets will be fully in compliance with the relevant real property regulations in future. If the target schools fail to remedy the defects and issues in the leased or owned real properties prior to the time at which we complete the acquisitions, the schools or learning centers may be subject to fines or other penalties, which may adversely affect our operation of these schools and our operating results.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would adversely affect our net income.

In accordance with U.S. GAAP, we account for our acquisitions using the acquisition method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. During 2014, we recognized an impairment loss of RMB 292.6 million due to decline of business. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted a stock option plan in 2005, or 2005 Stock Plan, as well as an equity incentive plan in 2010, or 2010 Equity Incentive Plan. We have granted options and restricted shares under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, and may have an adverse or negative impact on our results of operations. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. As of December 31, 2014, we had RMB 2.3 million (US$0.4 million) of unrecognized share-based compensation costs, adjusted for estimated forfeitures, related to unvested stock option awards granted prior to such date, which are expected to be recognized over a weighted-average period of 0.60 years. We recorded share-based compensation expenses of RMB 3.6 million for the restricted stock as of December 31, 2014 and the unrecognized share-based compensation expenses was amounting to RMB 13.6 million as of December 31, 2014. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

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

In order to enjoy the preferential tax treatment to be exempted from income tax on profits and to be entitled to a 50% reduction in income tax rate and to maintain the “Software Enterprise” status, entity is required to obtain a Certificate of Software Enterprise issued by the provincial IT industry administration authorities through meeting the following conditions: (a) its primary business includes computer software development and production, system integration, application services and other related technical services because an enterprise which only engages in software trading is not qualified, (b) it has developed one or more software products or has intellectual property rights to such products, or provides such services as certified computer information system integration, (c) it has the technical equipment and business location required to engage in software development and related technical services, (d) it has the means and ability to control the quality of its software products and technical services, (e) its technicians engaging in product development and technical services make up no less than 50% of the staff, (f) its research and development expenses for software technology and products make up more than 6% of its software revenues, and (g) its annual software sales make up more than 35% of its total annual revenue and the sales of self-produced software make up more than 50% of the software sales. Pursuant to the Criteria for Recognition and Administrative Measures of Software Enterprises, Software Enterprises are subject to annual inspections by the local software industry associations or other relevant associations authorized by the Ministry of Industry and Information Technology (“MIIT”). Software Enterprises which fail such annual inspections may not, for the current year, enjoy the relevant incentive policies including the preferential tax treatment. Ambow Online has obtained the Certificate of Software Enterprise and has previously enjoyed such preferential tax treatment. However, in 2014, we received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. We have taken legal action to defend ourselves, but it is still too early to determine the impact on our results of operations.

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

The growth rate of China’s domestic product in 2014 was 7.4%, compared to a growth rate of 7.7% in 2013. A number of factors contributed to this slowdown in China’s economy, including appreciation of the RMB, which adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. Since we derive substantially all of our revenues from students in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our students may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing students. The adverse economic conditions, if they continue or worsen, will affect consumer spending generally, which could result in decreased demand for our services and products within our target markets.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence may be materially and adversely affected.

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting. Given that Ambow’s market capitalization is less than USD 75 million as the year ended December 31, 2014, according to the Section 989G(a) of the Dodd-Frank Act, the section 404(b) of the Sarbanes-Oxley Act of 2002 is not applicable, so there is no need for an independent registered public accounting firm issue an attestation report on the effectiveness of our internal control over financial reporting. However, the section 404(a) of the Sarbanes-Oxley Act of 2002 is still applicable, which is requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. Our management have performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014 and reported to our board of directors the material weaknesses as of December 31, 2014. The material weaknesses identified in our internal control over financial reporting are mainly related to the inadequate oversight over complex transactions. See “Item 15. Controls and Procedures.”

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

If either of the material weaknesses is not remedied or recurs, or if we identify additional weaknesses or fail to timely and successfully implement new or improved controls, our ability to assure timely and accurate financial reporting may be adversely affected, and we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could result in lawsuits being filed against us by our shareholders, or otherwise harm our reputation.

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

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission (“NDRC”), and the Ministry of Commerce (“MOFCOM”) on March 10, 2015 and became effective on April 10, 2015, foreign investment is encouraged to participate in vocational training services beyond educational services. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December 31, 2014, we had a total of 157 centers and schools, comprised of 123 tutoring centers, 4 K-12 schools, 10 career enhancement centers, 18 training offices and 2 career enhancement campuses. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools and career enhancement centers.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law on January 19, 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China and may also impact viability of our current corporate structure, corporate governance and business operations to some extent.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. As such, the jurisdiction of incorporation of an entity is not the ultimate determining factor as to whether or not it’s an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM or its local branches, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list”, to be separately issued by the State Counsel in the future, market entry clearance by the MOFCOM or its local braches would be required.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. We set up the VIE structure to address the uncertainties for securing licenses and permits which may be required for our business operation. See “Risk Factors - Risks Related to regulation of our business and our corporate structure—Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.”, “Regulations - Foreign investment in education service industry” and “Regulations -Regulations on Chinese-foreign cooperation in operating schools”. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies, PRC citizens or PRC state owned enterprises or agencies, or PRC citizens).Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

As of the date of this prospectus, more than 50% of the total share capital of our company is actually controlled by foreign nationals. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered to solicit comments from the public. Under these options, a company with VIE structures and in the business on the ‘‘negative list’’ at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether our business will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued, we face uncertainties to maintain our VIE structure in the future.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

As of December 31, 2014, we had a total of 32 schools that were registered as private schools as opposed to companies. Of the 32 schools, 4 schools that we continue to own were registered as schools not requiring reasonable returns. The other 28 schools were registered as schools requiring reasonable returns. The total net revenue of the schools requiring reasonable returns accounted for 66.7% of our consolidated total net revenue for the year ended December 31, 2014. The total net revenue of the schools not requiring reasonable returns accounted for 1.6% of our consolidated total net revenue for the year ended December 31, 2014. Both of the schools requiring reasonable returns and not requiring reasonable returns reported a net loss position for the period ending December 31, 2014.

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

According to the 2004 Implementing Rules, private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools. While it is indicated in the 2004 Implementing Rules that the relevant authorities under the State Council may consider formulating separate preferential tax treatment policies applicable to private schools requiring reasonable returns, no such tax preferential policy has been promulgated yet. In March 2007, the Chinese government enacted the CIT Law, and promulgated the Implementing Regulations for the PRC Corporate Income Tax Law in December 2007, both of which came into effect on January 1, 2008. On February 22, 2008, the Ministry of Finance and State Taxation Administration issued a subsequent notice, or the 2008 Tax Notice, that effectively abolished our preferential tax treatment under the 2004 Implementing Rules. The CIT Law and 2008 Tax Notice, among other things, impose a unified income tax rate of 25% for all private schools regardless of whether they require a reasonable return or not unless the school qualifies as a not-for-profit organization as defined in the PRC tax regime effective January 1, 2008. If a school qualifies as a not-for-profit organization in accordance with the tax law, it will be exempt from corporate income tax for certain of its income qualified for exemption under the relevant laws and rules. In November 2009, the Ministry of Finance and State Taxation Administration further issued rules providing the criteria for a not-for-profit organization to qualify for exemption of corporate income tax. These rules are relatively new and contain many ambiguities. In practice, tax treatments for private schools vary across different cities in China. In some cities, private schools are subject to a 25% standard corporate income tax, while in other cities, private schools are subject to a 1.5% to 2.5% tax on gross receipts received by the schools or a deemed fixed tax amount or may be exempted from corporate income tax. These deemed tax rates and deemed fixed tax amount treatments granted to our schools by local tax authorities are subject to review and may be adjusted or revoked at any time. In addition, education services provided to students receiving degree-oriented education by private schools are also exempted from business tax in China so long as those schools are accredited to issue diplomas or degree certificates recognized by the MOE.

Under PRC laws and regulations, an enterprise that qualifies as a new and high-technology enterprise or a software enterprise may enjoy preferential tax benefits. An enterprise qualified as both a “new and high-technology enterprise” and as a “software enterprise” may choose one of the more preferential tax treatments. For example, Ambow Online is a certified “new and high-technology enterprise” and a “software enterprise” and has chosen to enjoy preferential tax treatments as a “software enterprise.” As a result, Ambow Online is entitled to a two-year exemption from the first year it generates taxable income and a 12.5% corporate income tax rate for another three years, which might be followed by a 15% tax rate so long as Ambow Online continues to qualify as a “new or high-technology enterprise”. For the years ended December 31, 2012 and 2013, the Group did not have any material interest and penalties associated with tax positions. In 2014, we received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. We have taken legal action to defend ourselves, but it is still too early to determine the impact on our results of operations. Loss of these preferential tax treatments could have a material adverse effect on our financial condition and results of operations.

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

On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which will become effective on June 1, 2015. Circular 19 facilitates foreign-invested enterprises’ domestic equity investment with the amount obtained from foreign exchange settlement. The foreign-invested enterprises whose main business is investment (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) are allowed to directly settle their foreign exchange capitals and transfer the amount therefrom to the account of an invested enterprise according to the actual amount of investment. Ordinary foreign-invested enterprises other than those of the aforesaid types shall make domestic equity investments by capital transfer in the original currencies governed by the prevailing provisions on domestic re-investment.

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

If we use our capital for the business of Ambow Online or our other wholly-owned subsidiaries, we are also required to apply to the authority of commerce for approval for an increase of their respective registered capital given that the original registered capital of these subsidiaries have been fully paid. We cannot assure you that we can obtain such approvals in a timely manner or at all. If we are unable to use our capital to fund our PRC operating entities or their subsidiaries or to make strategic acquisitions, it could have a material adverse effect on our expansion plans and future growth.

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

The CIT Law and its Implementing Regulations, which became effective on January 1, 2008, provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The Implementing Regulations of the PRC CIT Law define the term “de facto management bodies” as a body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body”of a Chinese-controlled offshore incorporated enterprise is located in China. Following Circular 82, on July 27, 2011, the SAT issued Administrative Measures on Income Taxes of Resident Enterprises Incorporated outside Mainland China and Are Controlled by Chinese Enterprises (Trial Implementation), or Resident Enterprise Administrative Measure, which was effective as of September 1, 2011. This Resident Enterprise Administrative Measures provide clarification of resident status determination, post-determination administration, as well as competent tax authorities. However, Circular 82 and Resident Enterprise Administrative Measures apply only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management bodies” and it is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”) that became effective on September 8, 2006 and was revised on June 22, 2009 established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFMOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFMOC, may delay or inhibit our ability to complete such transactions, which could materially adversely affect our ability to grow our business through acquisitions in China.

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

Our business could be severely disrupted and materially adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu,” occurred in Mexico and spread to other countries, including Hong Kong and mainland China. The Chinese government and certain regional governments within China have enacted regulations to address the H1N1 virus specifically within the education services market, which may have an effect on our business. Any future natural disasters or health epidemics in the PRC could also severely disrupt our business operations and have a material adverse effect on our business and results of operations.

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

Risks related to ownership of our ADSs

Our ADSs were delisted from the NYSE and are now quoted in the OTC Markets, which have limited the liquidity and price of the ADSs

On October 6, 2014, our ADSs were removed from listing on the NYSE and subsequently began quotation in the OTC Markets. Although we remain as an SEC registered company and will continue to file our Annual Reports on Form 20-F, the liquidity of the OTC Markets is very limited and many institutions are prohibited from transacting in securities in the OTC Markets. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

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

Under our amended and restated memorandum and articles of association, our ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten votes per share. As of the date hereof we no longer have a Class B Ordinary Shares outstanding. Shareholdings of our executive officers and directors, and their respective affiliates, give them the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Our executive officers and directors and their respective affiliates have sufficient voting rights to determine the outcome of all matters requiring shareholder approval.

As a result of our executive officers and directors and their respective affiliates’ ownership of a majority of our ordinary shares, their voting power may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, their voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, our executive officers and directors and their respective affiliates may approve a merger or consolidation of our company which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenters’ rights may not be available to you in such an event. This concentration of ownership could also adversely affect the market price of our ADSs or lessen any premium over market price that an acquirer might otherwise pay.

Compliance with rules and requirements applicable to public companies has increased our administrative costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the market price of our ADSs to decline.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company prior to our IPO. In addition, the Sarbanes-Oxley Act, as well as rules and regulations implemented by the SEC, have required significant additional corporate governance practices to be implemented by public companies. We expect these rules and regulations to continue to result in high legal, accounting and financial compliance costs and to make certain corporate activities more time consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty hiring sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which would be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs but expect that these additional costs could be up to a few million US$ annually. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action, investor confidence in us could be negatively impacted and the market price of our ADSs could decline.

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

We believe we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2014. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for the year ending December 31, 2014 or any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies historically have been especially volatile), we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to such United States holder. See “Item 10.E—Taxation—United States federal income taxation—Passive foreign investment company.”

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

Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law (2011 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the House of Lords and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. The Cayman Island courts are also unlikely to impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liabilities provisions of U.S. securities laws. See “Item 10.B—Additional Information—Memorandum and Articles of Association.”

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

In July 2013, we sold our last college, Applied Technology College, to the Kunshan Venture Investment Limited (“Kunshan Venture”).

In April 2013, we entered into a disposal agreement with Xihua Group, pursuant to which, Ambow disposed of the remaining fourteen-year operating rights to Xihua Group. The disposal was completed by December 31, 2013.

On June 7, 2013, the Joint Provisional Liquidators (“JPLs”) were appointed as provisional liquidators of the company by the Cayman Court following the filing of a winding up petition by GL Asia Mauritius II Cayman Limited (the “Petitioner”).

During the year of 2013, we deconsolidated Tianjin Tutoring effective October 1, 2013 due to the fact that Tianjin Tutoring stopped providing financial statements and reporting operating results to the Group, and deconsolidated Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring effective January 1 2014 due to the fact that we lost control and connection with these schools. Afterwards, the Group did not have any continuing involvement with these deconsolidated subsidiaries.

By the report issuance date, the deregistration from the Administration for Industry and Commerce is in the process. Therefore, Tianjin Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring were subsidiaries of the Group legally as of December 31, 2014.

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

On September 23, 2013, JPLs formed a committee comprising creditors and shareholders of the company (the “Stakeholder Committee”). On November 13, 2013, the Cayman Court sanctioned the recommencement of the Audit Committee Investigation following an application, which was brought by the JPLs with the support of the members of the Stakeholder Committee. Engagement letters were subsequently finalized with DLA and Deloitte to complete the Audit Committee Investigation, with the assistance of third party funding which the JPLs negotiated on the company’s behalf.

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

Upon the satisfaction of conditions and deliverables under the restructuring agreement (the “Restructuring Agreement”) and associated agreements to implement the core parts of the restructuring plan sanctioned by the Cayman Court pursuant to its order dated May 7, 2014 (the “Restructuring Plan”), the Court approved the return of management to our Board of Directors (as reconstituted pursuant to the Restructuring Plan). Upon the discharge, we are to proceed with the completion of the Restructuring Plan transactions.

Our new Board of Directors of seven directors was constituted on May13, 2014, which resulted from the resignation of two directors and the appointment of three new directors (two of whom are independent directors). The new Board consists of four existing directors: Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, and Mr. Winston Sim; and three new directors: Mr. John Porter, Mr. Ralph Parks and Dr. Yan Hui-Ma.

A restructuring agreement, between the company and CEIHL provides for a loan facility for the company, comprising approximately RMB 290.6 million (US$48.0 million) less the amounts paid, or procured to be paid, by CEIHL or its nominee in satisfaction of and/or discharge of and/or to purchase and cancel the onshore debt with estimated pay off value of approximately RMB 83.0 million (US$13.3 million) and includes the amount of the existing facility provided by CEIHL pursuant to which the sum of approximately RMB 104.0 million (US$17.0 million) of principal is due, leaving the rest of the cash being injected into the company, and includes, inter alia, the necessary conversion rights to enable CEIHL to become the holder of 50.1% of the voting rights (equating to 85% of the economic interest) in the company.

Under the Second Amended and Restated Loan Agreement and related financing documents, a) the outstanding US$17.0 million convertible loan originally borrowed from the IFC that was indirectly assigned to CEIHL has been amended and extended; b) CEIHL, Baring Private Equity Asia V Holding (4) Limited (“Baring”) and SummitView Investment Fund I, L.P. (“SummitView”) funded a total of approximately US$31.0 million in new loans under lending commitments, among which, CEIHL assigned approximately RMB 30.6 million (US$5.0 million) each of its commitments to Baring and SummitView, and Baring and SummitView each funded a loan of US$5.0 million to the company.

In connection with the entry into the Second Amended and Restated Loan Agreement, the parties agreed to terminate the registration rights agreement dated October 24, 2012 between Ambow Education Ltd and IFC.

In connection with the Restructuring Plan, CEIHL and the company entered into a Working Capital Facility Agreement, which makes available to the company working capital of up to approximately RMB 31.2 million (US$5.0 million) at an interest rate of 3% per annum for a term of 3 years, subject to certain conditions.

In connection with the restructuring, the shareholding of SummitView pursuant to the Share Purchase Agreement dated April 28, 2013, between SummitView and the company as amended, on May 31, 2013, (the “SummitView SPA”) will be adjusted in light of the capital contributed to the company pursuant to the SummitView SPA.

On September 2014, we deconsolidated Jilin Tutoring. The principal of Jilin Tutoring stopped providing financial statements and reporting operation results to the Group after September 30, 2014, which was determined at the date that the Group ceased to have substantial control on Jilin Tutoring. Afterwards, the Group did not have any continuing involvement with this deconsolidated subsidiary.

By the report issuance date, the deregistration from the Administration for Industry and Commerce is in the process. Therefore, Jilin Tutoring was subsidiary of the Group legally as of December 31, 2014.

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

Recent Developments

On January 21, 2015, Spin-Rich Ltd., a British Virgin Islands company that is wholly owned by Dr. Jin Huang, converted all of its 12,600,000 Class B Ordinary Shares into Class A Ordinary Shares on a one for one basis. Prior to the conversion, the holders of Class A Ordinary Shares and Class B Ordinary Shares voted together on all matters submitted to a vote and each Class B Ordinary Share was entitled to ten (10) votes. As an affiliate of Spin-Rich, Ltd., upon the conversion of Spin-Rich, Ltd.’s Class B Ordinary Shares, Dr. Huang’s ownership of Class B Ordinary Shares was reduced below 5%. As a result, in accordance with the Company’s Memorandum & Articles of Association, all of the outstanding Class B Ordinary Shares held by shareholders other than Spin-Rich, Ltd., were automatically converted into Class A Ordinary Shares on a one-for-one basis. As a result, we now only have Class A Ordinary Shares issued and outstanding.

The company held an extraordinary general meeting (EGM) of shareholders of Ambow Education Holding Ltd on March 5, 2015  at the Marina Mandarin Hotel Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594.  The following are the proposals presented and the result of the votes of the EGM is:

1. To increase the authorized share capital of the Company from US$125,000 divided into 1,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, 200,000,000 Class B Ordinary Share of a nominal or par value of US$0.0001 each and 50,000,000 Preferred Shares of a nominal or par value of US$0.0001 to US$145,000 divided into 1,200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, 200,000,000 Class B Ordinary Share of a nominal or par value of US$0.0001 each and 50,000,000 Preferred Shares of a nominal or par value of US$0.0001. There were 789,685,690 votes for the proposal, 780,020 votes against the proposal and 2,240 abstain the proposal.

2. To approve and adopt the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company. There were 789,704,706 votes for the proposal, 654,672 votes against the proposal and 108,572 abstain the proposal.

The Company entered into a disposal agreement with a third party to transfer the ownership of Jinghan Group at a consideration of RMB 1,200 million in early 2015, out of which the Company committed to provide necessary funding to the third party for capital injections and settlement of liabilities to ensure Jinghan’s continuous operation. It is further confirmed that the said obligations to the Company amounted to RMB 700 million. The disposal has been completed as of April 8, 2015.

On March 5, 2015, CEIHL converted US$6.3 million of the Convertible Loan and became the registered holder of 133,735,632 Class A Ordinary Shares. In total, CEIHL owns 635,244,253 Class A Ordinary Shares, representing 56.05% ownership interest. On the same date, Baring converted US$5 million of the Convertible Loan and became the registered holder of 83,584,770 Class A Ordinary Shares. In total, Baring owns 98,413,450 Class A Ordinary Shares, representing 8.68% ownership interest.

B.	Business Overview

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer high quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and infrastructure. As of December 31, 2014, we had a total of 157 centers and schools, comprised of 123 tutoring centers, 4 K-12 schools, 10 career enhancement centers, 18 training centers and 2 career enhancement campuses, which are located in 21 provinces and autonomous regions within China.

Our educational services cover K-12 programs and tutoring services which provides test preparation programs. We provide results-oriented services and products customized to regional curriculum requirements and individual student needs to help students enhance academic results, including scores on ZhongKao and GaoKao admission tests, the results of which are of primary importance in determining admission into top high school and university programs. We refer to these K-12 programs and tutoring services with standards-based curriculum that enable students to improve their academic results and educational opportunities as “Better Schools.”

Our career enhancement services target students at universities, colleges and community colleges, recent graduates of these institutions and employees and management in businesses and corporations. We are the premium brand in China’s educational and career enhancement services market, known for helping university level students and graduates enhance their practical skills and improve their competitive positioning. We refer to these career enhancement services programs that facilitate post-secondary students obtaining more attractive employment, as well as our college programs as “Better Jobs.” Our Better Jobs programs are mainly offered through our career enhancement service network, which are strategically located in key economic centers across China where there is a high concentration of companies in high-growth industries. Our career enhancement service network is located in the Bohai Rim Area, the Central South Area (Changsha, Zhuzhou and Xiangtan) and the Yangtze River Delta.

Within our career enhancement training centers, we partner with leading international vocational training content providers, corporations and universities to provide practical project-based training, “hands-on training” and simulations of professional skills to enhance students’ overall competitiveness for better employment opportunities after graduation.

We currently deliver our wide range of educational and career enhancement services and products through integrated offline and online channels in an interactive learning environment, powered by our proprietary technology platform that has enabled us to provide individualized content and learning solutions tailored to each of our students’ needs, and to develop standards-based, individualized curricula with consistently high quality across our schools, tutoring centers, career enhancement centers and campuses.

From our inception in 2000 through 2003, we focused on building our technology foundation by designing our proprietary software and technology solutions to provide educational and career enhancement services. From 2004 to 2007, we focused on building our nationwide services platform by deploying our services and products through sales agents, which enabled us to reach a large target customer base, build our Ambow brand and increase awareness of our products and services in a capital efficient way. As a result of the successful implementation of the aforementioned strategy, users of our software products or services grew throughout this period: from approximately 400 in 2004 to approximately 170,000 in 2007. By the end of 2007, our student users had reached a critical mass, we had proven that our services and products built upon our proprietary technology were effective and well received by students and our brand and services became well known in the industry and among our target customers. At the beginning of 2008, we considered it to be the opportune time to establish physical service network to capture further business opportunities and provide our services and products through both offline classroom teaching and an online delivery platform to our target customers in our directly-operated learning centers and schools. We established the strategic service network primarily by opening or acquiring top-tier tutoring centers, K-12 schools, career enhancement centers and college, which we believe enhanced the Ambow brand as a premium educational and career enhancement service provider.

We have two business divisions, “Better Schools” and “Better Jobs,” and four operating segments, which are tutoring, K-12 schools, career enhancement and college (disposed in 2013). Our tutoring and K-12 schools segments are within our Better Schools division and career enhancement and college segments are within our Better Jobs division. Our business declined since the internal independent investigation in 2012 and subsequent negative publicity in the media.

Revenues from continuing operations for our Better Schools division accounted for 57.9%, 63.6% and 57.4% of our total net revenues from continuing operations in the fiscal years of 2012, 2013 and 2014, respectively. Revenues from our Better Jobs division accounted for 42.1%, 36.4% and 42.6% of our total net revenues from continuing operations in 2012, 2013 and 2014, respectively. We recorded net income from continuing operations of RMB 742.1 million, RMB 536.5 million and RMB 412.0 million (US$66.4 million) in 2012, 2013 and 2014, respectively.

Our services and products

We offer a variety of educational and career enhancement services and products to students, recent graduates and corporate employees and management in China. Our career enhancement services that help students and graduates obtain better jobs are offered both in our dedicated career enhancement centers and campuses as well as through our online programs. Our corporate training services to improve employees and management soft skills are normally offered in our training centers, the corporate clients offices or hotel conference centers. We extend our educational and career enhancement services and product offerings to students through our distributors and corporate partners in locations in which we do not have a direct presence. To support our educational and career enhancement services and products, we also provide software products to accommodate our students’ individual learning habits and enrich their learning experience. Our tutoring programs, which are offered in our tutoring centers, are our primary educational services and product offerings to help students enroll in better schools. We also operate K-12 schools to support our tutoring programs by providing strong local brand names and reputations, local education content expertise and potential student customer.

In late 2012, Ambow decided to suspend the software sales temporarily due to the loss of business impacted by negative publicity in the media in the last quarter of 2012. Management only considered this suspension of the software sales as a temporary strategy, and intended to resume the software sales when our business recovers and has sufficient funding for rebuilding the R&D team.

In 2013 and 2014, there were no software sales to distributors, however, although reduced, our R&D team has been maintaining the basic software developing codes and databases. The company didn’t consider this suspension to be a discontinuation of the software business.

The following map sets forth the service coverage and the geographic coverage of our tutoring centers and K-12 schools (marked as Better Schools), and our career enhancement centers, career enhancement campuses and training centers (marked as Better Jobs) as of December 31, 2014:

Note: The geographic coverage of our tutoring centers includes Jinghan Group, which was disposed of at April 8, 2015.

Better Schools

Our Better Schools division consists of 123 tutoring centers and four K-12 schools as of December 31, 2014, which are located in or around our 17 provinces and 4 municipalities directly under the Central Government across China.

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

Our K-12 schools, which are accredited by the local equivalent of the MOE, provide full-subject national curriculum, including mathematics, language, history, sciences and arts. Before our students enter our K-12 schools, they need to take our admissions test. Before they graduate from our K-12 schools, they need to pass the exam required by the local MOE. When they pass this exam, they earn a certificate recognized by the local public school system. Our tutoring centers provide corresponding tutoring programs, along with ZhongKao and GaoKao preparation, GaoKao retake preparation and overseas exam preparation. Our strategy for our educational services is to establish service network that provide services in populated and economically-developed cities in China. We intend to continue to improve the education quality and brands of our schools, which we leverage to support our Better Schools division.

Better Jobs

Our Better Jobs division consists of 10 career enhancement centers, 18 training offices, and 2 career enhancement campuses as of December 31, 2014, which is located in the Bohai Rim Area, Central South Area (Changsha, Zhuzhou and Xiangtan) and the Yangtze River Delta. Our career enhancement centers are designed to help university level students and graduates enhance their practical skills and improve their competitive positioning upon graduation as they look to start their career. We have located our service network in regional economic centers within China where there is a high concentration of companies in high-growth industries. We cooperate with universities to provide our career enhancement services to their students. Our university partners provide us with a large base of customers to whom we can offer our services and products. Classes taken at our career enhancement centers and campuses can also count as credits earned towards requirements of certain university degree programs.

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

Student recruitment and retention

We employ a variety of marketing and recruiting methods to attract students and increase student enrollments at our learning centers and schools. We recruit students to our tutoring centers and K-12 schools from the local areas near these centers and schools. We recruit students to our career enhancement centers nationally throughout China. We believe prospective students are attracted to our learning centers and schools due to our strong brand name, innovative teaching and learning practices, and high-quality, individualized services. Our proprietary learning engine technology combined with offline teacher instruction ensures that students receive individualized orientation, instruction and progress assessment in a student-centered environment. By analyzing the accumulated data stored in each student’s learning record, our learning engine optimizes learning strategies and methods, and provides personalized educational content for each student. The longer and more often a student uses our services and products, the more effective and efficient services and content we are able to provide to him or her, thus enhancing the students’ tendency to continue to utilize our services throughout their learning cycle. Students in our tutoring centers and K-12 schools have significantly improved their results in ZhongKao and GaoKao exams, which we believe has enhanced our reputation in the markets in which we participate through word-of-mouth referrals. Our career enhancement centers help students to identify their career goals early in their life, and provide them with project-based training to improve their employment opportunities.

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

Continued tracking

As part of the learning engine, our learning tracking system comprehensively records a student’s progress and achievements throughout the learning experience. The system assesses a student’s knowledge and competency level when he or she starts, and continually monitors the interactions between the student and his or her computer, keeping on file the student’s learning process and progress. The system is able to capture and memorize the way a student learns and creates a unique learning profile, which we refer to as each student’s “Learning Passport.” The system is also able to compare the student’s current performance with past achievements, both at an individual and at a peer group level, giving the student a clear understanding of his or her current learning status, and helping adapts course material and provides feedback.

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

High quality

Our personalized educational framework ensures that students receive high-quality educational experiences tailored to their individual needs. Our educational content and services are not linked to one teacher, but rather to many highly-qualified and experienced educational experts, who work closely with us to ensure that materials are of the high quality and relevance for students. This means that no matter where students are living-in urban centers or rural villages across China-they can be confident of receiving the same high standard of resources and support at all times.

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

“Ambow”, “”, “”, “”, “”, “ebopo ”, “”, “”, “” and “” are our registered trademarks in China. We have also applied for additional trademarks and logos, including “”, “”, “”, and “” with the Trademark Office of the SAIC in China. Our main websites are located at www.ambow.com and www.ambow.com.cn. In addition, we have registered certain domain names, including www.ambow.net. In addition to building “Ambow” as a stand-alone brand, we intend to continue to co-brand “Ambow” with the brands of our acquired schools and programs for the foreseeable future in order to fully leverage their established local presence and reputation.

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

Disposals

In December 2011, we signed an agreement to sell Beijing Century College Group and part of the interest of 21st School to Xihua Group. By December 2012, the transaction to sell Beijing Century College Group had been completed. We maintained control and legal title on 21st School for an additional fifteen years even after selling part of the interest in the 21st School. However, during 2013, we returned the 15-year operating rights of 21st School back to Xihua Group. In July 2013, we sold Applied Technology College, which was our last college, to the Kunshan Venture Investment Limited.

Medium Range Online (Beijing) Technology Co., Ltd (“Zhongcheng”) is a company focusing on career enhancement. It was incorporated on September 2, 2009 and was 100% owned by Shanghai Ambow Education Information Consulting Co., Ltd (“Ambow Shanghai”). Due to Ambow group’s cash flow shortage, we were seeking opportunities to dispose of partial assets and entities to generate cash flow. In 2014, a 70% interest in Zhongcheng was transferred to a third party. This transaction will not have major impact on our business, therefore this transaction was not qualified as discontinued operation.

The Company entered into a disposal agreement with a third party to transfer the ownership of Jinghan Group at a consideration of RMB 1,200 million in early 2015, out of which the Company committed to provide necessary funding to the third party for capital injections and settlement of liabilities to ensure Jinghan’s continuous operation. It is further confirmed that the said obligations to the Company amounted to RMB 700 million. The disposal has been completed as of April 8, 2015.

We believe that these disposals assisted us in consolidating our resources and focusing on the core businesses, which in turn resulted in organic growth, greater capital efficiency and better asset turnover.

Deconsolidation

Tianjing Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring were 100% owned by the Group. In 2013, affected by the negative publicity and the internal investigation that occurred in 2012, the principals and most of the staff, especially the sales teams, resigned from these three entities because they lost confidence in the Group. The business operations of these three entities significantly suffered from the impact of the resignations. As a result, Tianjin Tutoring stopped providing financial statements and reporting operating results to the Group after September 30, 2013, which we determined is the date that the Group ceased to have substantial control on Tianjin Tutoring. The Group lost control and connection with Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring in early 2014. Afterwards, the Group did not have any continuing involvement with these deconsolidated subsidiaries.

As of the date hereof, the cancelation of registration from the Administration for Industry and Commerce is in the process. Therefore, Tianjin Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring are still legally subsidiaries of the Group, although we have deconsolidated them for financial and accounting purposes.

The principal of Jilin Tutoring stopped providing financial statements and reporting operation results to the Group after September 30, 2014, which was determined at the date that the Group ceased to have substantial control on Jilin Tutoring. Afterwards, the Group did not have any continuing involvement with these deconsolidated subsidiaries.

By the report issuance date, the deregistration from the Administration for Industry and Commerce is in the process. Therefore, Jilin Tutoring was subsidiary of the Group legally as of December 31, 2014.

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

We believe that our primary competitive advantages are our well-known “Ambow” brand and established leadership in online education and career enhancement services in China. Our core proprietary technology, “Learning Engine” is unique to the industry. We are also recognized by our ability to deliver standards-based, individualized curriculum with consistent, high quality across our schools, tutoring centers, colleges and career enhancement centers. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in customer demands, market needs or new technologies. In addition, we face competition from many different organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in student preferences in these markets.

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

As of December 31, 2014, we had across our three reportable segments a total of 32 schools that are registered as private schools as opposed to companies, of which four schools are registered as schools not requiring reasonable returns, while all other schools are registered as schools requiring reasonable returns.

Foreign investment in education service industry

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the NDRC, and the MOFCOM on December 24, 2011 and became effective on January 30, 2012, foreign investment is encouraged to participate in higher education and vocational training services. The foreign investment in higher education has to take the form of a Sino-foreign equity or cooperative joint venture. Senior high school education in grades 10-12 is a restricted industry. The foreign investment in senior high school education has to take the form of a cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December, 2014, we had a total of 157 centers and schools, comprised of 123 tutoring centers, 4 K-12 schools, 10 career enhancement centers, 18 training offices and 2 career enhancement campuses. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and colleges.

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

To qualify for preferential treatments, an enterprise must be recognized as a software enterprise by governmental authorities. A software enterprise is subject to annual inspection, failure of which in a given year will cause the enterprise to lose the relevant benefits. In 2014, we received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. We have taken legal action to defend ourselves, but it is still too early to determine the impact on our results of operations.

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

On December 20, 2007, SARFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts; and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. There remain significant uncertainties relating to the interpretation and implementation of both the Internet Audio-Video Program Measures and the press release, in particularly with respect to the scope of “Internet Audio-Video Programs.” On April 1, 2010, SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Service (“Categories”), which clarified the scope of Internet Audio-Video Programs. According to the Categories, there are four categories of Internet audio-visual program service which in turn are divided into seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports and education.

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

Regulation of domain names and website names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2014, we have registered 102 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the SAIC or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn”. In February 2006, China Internet Network Information Center (“CNNIC”), issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of December 31, 2014, we have registered 5 website names used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. “Ambow”, “”, “”, “”, “”, “ebopo ”, “”, “”, “” and “” are our registered trademarks in China. We have also applied for additional trademarks and logos, including “,” “,” “,” and “” with the Trademark Office of the SAIC in China.

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

Regulation of foreign exchange in certain onshore and offshore transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, which became effective as of November 1, 2005. In July 2014, SAFE issued a new notice to replace Circular 75, Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37. According to SAFE Circular 75 and Circular 37, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore company or (ii) the completion of any overseas fund-raising by such offshore company. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests.

SAFE Circular 37 applies retroactively. As a result, PRC residents who established or acquired control of offshore companies that made onshore investments in the PRC in the past were required to apply for supplementary registration. Under SAFE Circular 37, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and restrictions on the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the PRC foreign exchange administration regulations.

As a Cayman Islands company, we are considered a foreign entity in China. If we purchase the assets or equity interests of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in SAFE Circular 37. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

We believe that, except for renewal of the registration under SAFE Circular 37, our beneficial owners who are known to us to be PRC residents are currently in compliance with SAFE Circular 37.

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

The diagrams below illustrate our corporate structure with respect to each of our significant subsidiaries and VIEs and the place of incorporation of each named entity as of December 31, 2014.

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

(3)          Shareholders of Ambow Sihua are Xuejun Xie and Xiaogang Feng, one of our employees, who own 57.38% and 42.62% of Ambow Sihua, respectively.

(4)          Individual shareholders of Ambow Shanghai are Xuejun Xie and Xiaogang Feng, who own 64% and 16% of Ambow Shanghai, respectively. Wenjian Gongying owns the remaining 20% of Ambow Shanghai.

(5)          Shareholders of Suzhou Wenjian are Yisi Gu, one of our officers, Xuejun Xie, and Xiaogang Feng, who own 30%, 30% and 40% of Suzhou Wenjian, respectively.

Exhibit A: Entities owned by Shanghai Ambow Education Information Consulting Co., Ltd. (36)

Exhibit B: Entities owned by Beijing Ambow Shida Education Technology Co., Ltd. (8)

86

Exhibit C: Entities owned by Ambow Sihua Education and Technology Co., Ltd. (23)

Due to PRC regulatory restrictions on foreign investments in education for students in grades one to twelve and in Internet content businesses, since 2005, we have conducted our business in China primarily through contractual arrangements among Ambow Online, one of our wholly-owned subsidiaries in China, and the following domestic PRC companies, which are owned by certain PRC persons and entities as described in the notes to the above table:

·                 Ambow Shida, which holds our schools, including elementary schools, junior high schools, and high schools;

·                 Ambow Sihua, which holds our tutoring centers; and

·                 Ambow Shanghai, which holds our career enhancement centers, a career enhancement software company and one corporate training company group.

Ambow Online and the acquired schools and learning centers are the principal operating entities for our business operations within China. Their functional currency is RMB. Ambow, our investment holding company, is the principal operating entity for operations relating to non-Chinese partners, including Cisco Systems and McGraw-Hill. Its functional currency is US$.

Ambow Online has entered into a series of contractual arrangements with each of the above domestic PRC companies that enable us to:

•	Exercise effective control over our VIEs and their respective subsidiaries by having such VIEs’ shareholders pledge their respective equity interests in these VIEs to Ambow Online and, through powers of attorney, entrust all the rights to exercise their voting power over these VIEs to Ambow Online. There is no limitation on Ambow Online’s rights to exercise the voting power over the VIEs or to obtain and dispose of the pledged equity interests in the VIEs holding the tutoring centers and career enhancement centers by exercise of its call option or share pledge. Ambow Online’s rights to obtain and dispose of the pledged equity interests in the VIEs holding the K-12 schools and college by exercise of its call option or share pledge are subject to Ambow Online’s designating other PRC persons or entities to acquire the pledged equity interests in order not to violate PRC laws that prohibit or restrict foreign ownership in K-12 schools and college;

•	Receive economic benefits from the pre-tax profits of our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Online to our VIEs and their respective subsidiaries. Such economic benefits, being net revenues of RMB 88.2 million and RMB 0.04 million and nil for the years ended December 31, 2012,2013 and 2014 respectively (which have been eliminated upon consolidation) were earned by Ambow Online in consideration of the products sold and services provided to our VIEs’ subsidiaries; and

•	Have an exclusive option to purchase all or part of the equity interests in our VIEs and all or part of the equity interest in its subsidiaries, as well as all or part of the assets of our VIEs, in each case when and to the extent permitted by applicable PRC law.

Similar to Ambow Online, Ambow Yuhua was recognized as a “software enterprise” and owned by Ambow College Management Limited (Hong Kong), Ambow Sihua and Ambow Shida with shares ownership of 87.2%, 11.5%, and 1.3% respectively. It provided softwares products and related technical services to our VIEs and their respective subsidiaries through contractual arrangements. The economic benefits from the pre-tax profits of our VIEs and their respective subsidiaries in consideration for products sold and technical support provided by Ambow Yuhua, being net revenues of RMB 8.9 million, nil and nil for the years ended December 31, 2012,2013 and 2014, respectively (which have been eliminated upon consolidation) were earned by Ambow Yuhua.

Accordingly, we treat these domestic PRC companies as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. These domestic PRC companies and their subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China.

Each of Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian has executed a series of control agreements with Ambow Online described in more detail below through which agreements Ambow Online exercises effective contractual control over Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian.

Ambow Shida, Ambow Sihua and Ambow Shanghai each is a controlling entity operating one of our business lines, including tutoring centers, K-12 schools, career enhancement service centers and campuses and each owns certain interest in a number of schools and entities. Below is the detailed description of their interests as of December 31, 2014:

1.	Tutoring Centers

(1)	Ambow Sihua owns the 100% equity interest in (a) Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in (b) Tianjin Tutoring and (c) Tianjin Ambow Huaying School. The three entities of (a), (b) and (c) are together known as “Tianjin Tutoring”, which has been deconsolidated in the year of 2013 due to loss of control;

(2)	Ambow Sihua owns the 100% equity interest in Beijing YZ Tutoring, which operates one tutoring centers;

(3)	Ambow Sihua owns the 100% equity interest in Shuyang Tutoring, which operates one tutoring center;

(4)	Ambow Sihua owns the 100% equity interest in Jilin Clever Technology Consulting Co., Ltd., which owns the 100% equity interest in Jilin Tutoring, which has been deconsolidated in the year of 2014 due to loss of control;

(5)	Ambow Sihua owns the 100% equity interest in Zhenjiang Ambow Education Training Center, which operates three tutoring centers;

(6)	Ambow Sihua owns the 100% equity interest in Zhengzhou Tutoring, which operates one tutoring center;

(7)	Ambow Sihua owns the 100% equity interest in Changsha Tutoring, which operates three tutoring centers;

(8)	Ambow Sihua owns the 100% equity interest in Beijing Century Tutoring, which operates two tutoring centers;

(9)	Ambow Sihua owns the 100% equity interest in Guangzhou DP Tutoring, which has been deconsolidated in the year of 2013 due to loss of control;

(10)	Ambow Sihua owns the 100% equity interest in Beijing JY Tutoring, which operates 103 tutoring centers;

(11)	Ambow Sihua owns the 90% equity interest in Shenyang Hanwen Educational Training School, which operates one tutoring centers;

(12)	Ambow Shida owns the 95% equity interest in Beijing SIWA Future Education Enterprise Co., Ltd., which operates one tutoring center;

(13)	Ambow Sihua owns the 100% equity interest in Beijing Xin Gan Xian Tutoring, which operates one tutoring centers;

(14)	Ambow Sihua owns the 100% equity interest in Beijing JT Tutoring, which operates four tutoring centers;

(15)	Ambow Sihua owns the 100% equity interest in Lanzhou Anning Ambow English Training School, which operates one tutoring center; and

(16)	Ambow Sihua owns the 100% equity interest in Lanzhou Chengguan Ambow English Training School, which operates one tutoring center.

2.	Career Enhancement Centers and Campuses

(1)	Ambow Shanghai owns the 100% equity interest in Shanghai Hero Further Education Institute, which operates 5 career enhancement service centers;

(2)	Ambow Shanghai owns the 100% equity interest in Medium Range Online (Beijing) Technology Co., Ltd. (Zhong Cheng Zai Xian), which operates one career enhancement service centers. The agreement of transferring 70% equity interest to a third party was signed in 2014. The business registration update was completed in 2015.

(3)	Ambow Shanghai owns the 100% equity interest in Kunshan Ambow Education Technology Co., Ltd., or Ambow Kunshan, which operates one career enhancement campus;

(4)	Ambow Shanghai owns the 100% equity interest in Jinan WR Career Enhancement, which operates one career enhancement service center;

(5)	Ambow Shanghai owns the 100% equity interest in Hebei YL Career Enhancement, which operates one career enhancement service center;

(6)	Ambow Shanghai owns the 100% equity interest in Chongqing XT Career Enhancement, which operates one career enhancement service centers;

(7)	Ambow Shanghai owns the 100% equity interest in Guangzhou ZS Career Enhancement, which operates one career enhancement service center which has been deconsolidated in the year of 2013 due to loss of control;

(8)	Ambow Kunshan owns the 100% equity interest in Beijing Away Career Enhancement, which operates one career enhancement service centers; and

(9)	Ambow Kunshan owns the 100% equity interest in Dalian High Tech Zone Ambow Hope Training School, which operates one career enhancement service campus.

In addition, Ambow Shanghai also owns 100% equity interest in Genesis Career Enhancement (Shanghai Renzhongren), a group of three companies which provide outbound and in-house management trainings tailored for employees and management teams through their 18 subsidiaries.

3.	Schools

(1)	K-12 Schools

•	Ambow Shida owns the 100% equity interest in Zhenjiang Ambow International School;

•	Ambow Shida owns the 100% equity interest in Shuyang K-12 School;

•	Ambow Shida owns a 70% equity interest and Changsha Yaxing Property Development Company Limited, an entity unrelated to us, owns a 30% equity interest in Changsha K-12 Experimental School and Changsha Kindergarten (Ambow Shida will receive the remaining 30% equity interest in 2029 and Ambow Shida may either rent or purchase, at the then current fair market value, from Changsha Yaxing Property Development Company Limited, which owns the real properties at Changsha K-12 Experimental School and Changsha Kindergarten, such real properties for the continuing use of these properties by the two schools. Ambow Shida’s receipt of the remaining equity interest in 2029 is not conditional upon the rent or purchase of the schools’ real properties). The land and premises are leased to Changsha K-12 Experimental School and Changsha Kindergarten for 20 years, from October 1, 2009 to September 30, 2029, and free of charge for the first six years, i.e, from October 1, 2009 to September 30, 2015; and

•	Ambow Shida owns a 90% equity interest and Shenyang Hanwen Classic Books Publishing Co., Ltd., an entity unrelated to us, owns a 10% equity interest in Shenyang K-12 school.

(2)	College

•	In 2013, we disposed of our only college, Applied Technology College. There was no business in 2014.

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

Share Pledge Agreement. Pursuant to the share pledge agreement, dated January 31, 2005, among Ambow Online, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, as amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue, each of Xuejun Xie and Jianguo Xue pledged all of her or his equity interest in Ambow Shida to Ambow Online to secure the performance of Ambow Shida under an exclusive cooperation agreement, dated January 31, 2005, between Ambow Online and Ambow Shida as described below. If Ambow Shida fails to fulfill its obligations under the exclusive cooperation agreement, Ambow Online may dispose of the pledged equity in accordance with the provisions of the Security Law of the People’s Republic of China and relevant laws and regulations, and shall have the right to be indemnified for the secured debt and any other relevant expenses out of the proceeds from the disposal of the pledged equity. Each of Xuejun Xie and Jianguo Xue also agreed not to transfer, dispose of or otherwise directly or indirectly create any encumbrance over her or his equity interest in Ambow Shida, or take any actions that may reduce the value of her or his equity interest in Ambow Shida without the prior written consent of Ambow Online. This agreement shall remain in effect until the exclusive cooperation agreement is terminated lawfully and the secured debt is fully repaid pursuant to the terms and conditions under the exclusive cooperation agreement. Without Ambow Online’s prior consent, the pledgors shall not be entitled to grant or assign their rights and obligations under the agreement. Ambow Online may assign at any time all or any of its rights and obligations under the exclusive cooperation agreement and the assets transfer and lease agreement to any person (either a natural person or a legal person) it designates. In such case, the assignee shall assume Ambow Online’s rights and obligations under this agreement. In the event of any change of the pledgee as a result of transfer, the parties shall enter into a new pledge agreement. The parties shall negotiate in good faith to resolve any disputes arising out of or in connection with this agreement. If the parties cannot reach an agreement on the resolution of such disputes, either party shall submit such disputes to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Beijing, and the language used in arbitration shall be Chinese. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement. Pursuant to the call option agreement, dated January 31, 2005, among AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, as amended by the termination agreement dated April 26, 2007 and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue, AECL or its designee has an option to purchase from each of Xuejun Xie and Jianguo Xue, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Shida in one or more installments at an aggregate purchase price of RMB 3.0 million unless the applicable laws state otherwise. AECL or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Without the written consent of AECL or its designee, Xuejun Xie and/or Jianguo Xue shall not approve or support any equity transfer or capital increase of Ambow Shida, or any resolution approving the capital increase, issuance of additional shares, dilution of the existing shareholdings, or affecting the right of AECL or its designee at any board or shareholders’ meetings, or execute or adopt any resolution approving the distribution of the stock dividends, stock awards or profits at any board or shareholders’ meetings. Xuejun Xie and Jianguo Xue agreed not to dispose of the equity interest or exercise any related rights in any form without AECL or its designee’s written consent. Xuejun Xie and Jianguo Xue agreed that before AECL or its designee exercises the option to obtain all the equity interest and assets, Xuejun Xie and Jianguo Xue shall not engage in and shall not cause Ambow Shida to engage in (i) selling, assigning, mortgaging or otherwise disposing of any assets, lawful income and business revenues of Ambow Shida, or creating security interest on Ambow Shida (other than those made in the ordinary course of business or have been disclosed to and approved by AECL or its designee in writing), (ii) entering into any transactions that may substantially affect Ambow Shida’s assets, liabilities, operations, equity and other legitimate interests (other than those made in the ordinary course of business or have been disclosed to and approved by AECL or its designee in writing), (iii) supplementing, altering or modifying Ambow Shida’s charter documents in any form, which will substantially affect Ambow Shida’s assets, liabilities, operations, equity and other legitimate interests (except the proportional capital increase as required by law), or (iv) appointing any other third party as Ambow Shida’s agent or representative. AECL or its designee may assign the option and any rights and interests under the agreement in its sole discretion. Currently, we do not expect to exercise such option in the foreseeable future. Should we decide to exercise such option, we or our designee would affect such purchase through the cancellation of loans owed to us by Xuejun Xie and/or Jianguo Xue unless the then applicable laws require the purchase price to be determined by a valuation or otherwise provided, in which case the transfer price shall be the minimum amount provided by applicable law and we will effect such purchase through, to the extent necessary, a combination of cash and cancellation of loans owed to us by each of Xuejun Xie and Jianguo Xue. This call option is not subject to any time limit and has been effective upon execution by the parties. This agreement shall not terminate until AECL or its designee exercises the call option and the equity interest has been fully vested in AECL or its designee or upon termination by AECL or its designee in writing. If any dispute arises out of the interpretation or performance of this agreement, the parties shall negotiate in good faith to resolve such dispute; if such dispute cannot be resolved within thirty days of the beginning of such negotiations, either party may submit such dispute to CIETAC in Beijing for arbitration in accordance with its then effective arbitration rules.

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

Loan Agreements. Pursuant to the loan agreements, each dated January 31, 2005, among AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, respectively, amended by amendment agreements, dated April 26, 2007, among Ambow Online, AECL and Xuejun Xie and Jianguo Xue, respectively, and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue or renewed by a loan agreement between Ambow Online and Jianguo Xue dated February 1, 2008, as applicable, Ambow Online loaned RMB 2.7 million and RMB 0.3 million to Xuejun Xie and Jianguo Xue, respectively, to fund the registered capital requirements of Ambow Shida. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shida held by Xuejun Xie and Jianguo Xue, as applicable, to Ambow Online or its designee. These loan agreements shall remain in effect until the loans thereunder are fully repaid. To the extent permitted by the relevant PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loans thereunder and notify the borrowers in writing of such arrangements seven days in advance. The borrowers shall not repay the loans to Ambow Online early unless Ambow Online notifies the borrowers in writing that the loan thereunder has expired or as otherwise provided therein. Any disputes arising in connection with the interpretation or execution of this agreement shall be resolved by the parties through friendly consultations; if such disputes cannot be resolved within thirty days of the beginning of the consultations, either party may submit such disputes to CIETAC in Beijing for arbitration in accordance with its then effective arbitration rules.

Agreements that provide effective control over Ambow Shanghai and its subsidiaries

We have entered into a series of agreements with Ambow Shanghai and its shareholders. These agreements provide us substantial ability to control Ambow Shanghai and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Ambow Shanghai. These agreements include:

Share Pledge Agreement. Pursuant to the share pledge agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, each a shareholder of Ambow Shanghai, each of Xuejun Xie and Xiaogang Feng pledged all of her or his equity interest in Ambow Shanghai to Ambow Online to secure the performance of Ambow Shanghai or its subsidiaries’ obligations under a technology service agreement between Ambow Online and Ambow Shanghai dated October 31, 2009 as described below. If Ambow Shanghai fails to fulfill its obligations under the technology service agreement, Ambow Online may dispose of the pledged equity in accordance with the provisions of the Security Law of the People’s Republic of China and relevant laws and regulations, and shall have the right to be indemnified for the secured debt and any other relevant expenses out of the proceeds from the disposal of the pledged equity. Without Ambow Online’s prior written consent, each of Xuejun Xie and Xiaogang Feng shall not (i) make a proposal to amend the articles of association of Ambow Shanghai or cause the making of such proposal, or increase or reduce Ambow Shanghai’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreement, (iii)perform any act that may prejudice any rights of Ambow Online under the share pledge agreement, or any act that may materially affect the assets, business and/or operations of Ambow Shanghai, (iv) distribute dividends to the shareholders in any form (however, upon Ambow Online’s request, pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements has been in effect since the date when the authorized representatives of the parties duly execute this agreement and shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. The share pledge agreements may be unilaterally terminated by Ambow Online. Neither of Xuejun Xie and Xiaogang Feng is entitled to unilaterally terminate the share pledge agreements. Without Ambow Online’s prior written consent, pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. Ambow Online shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without pledgor’s prior consent. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

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

Loan Agreement. Pursuant to the loan agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, Ambow Online loaned RMB 0.8 million to Xuejun Xie and RMB 0.2 million to Xiaogang Feng to fund the registered capital requirements of Ambow Shanghai. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shanghai held by each of Xuejun Xie and Xiaogang Feng, as applicable, to Ambow Online or its designee. To the extent permitted by the relevant PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loans under the loan agreement and notify the borrowers in writing of such arrangements seven days in advance. The borrowers shall not repay the loans to Ambow Online early unless Ambow Online notifies the borrowers in writing that the loans have expired or as otherwise provided under the loan agreement. The borrowers shall not assign their rights and obligations under the loan agreement to any third party without Ambow Online’s prior written consent. The loan agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under the agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Chinese in Beijing. The award of the arbitration shall be final and binding on both parties.

Agreements that provide effective control over Ambow Sihua and its subsidiaries

We have entered into a series of agreements with Ambow Sihua and its shareholders. These agreements provide us substantial ability to control Ambow Sihua and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Ambow Sihua. These agreements include:

Share Pledge Agreements. Pursuant to the share pledge agreement, dated October 31, 2009 and further amended by a supplementary agreement dated March 4, 2010, between Ambow Online and Xuejun Xie, a shareholder of Ambow Sihua, and the share pledge agreement, dated March 4, 2010, between Ambow Online and Xiaogang Feng, a shareholder of Ambow Sihua, each of Xuejun Xie and Xiaogang Feng pledged all of her or his equity interest in Ambow Sihua to Ambow Online to secure the performance of Ambow Sihua or its subsidiaries under a technology service agreement between Ambow Online and Ambow Sihua dated October 31, 2009 as described below. If Ambow Sihua fails to fulfill its obligations under the technology service agreement, Ambow Online may dispose of the pledged equity in accordance with the provisions of the Security Law of the People’s Republic of China and relevant laws and regulations, and shall have the right to be indemnified for the secured debt and any other relevant expenses out of the proceeds from the disposal of the pledged equity. Without Ambow Online’s prior written consent, each of Xuejun Xie and Xiaogang Feng shall not (i) make a proposal to amend the articles of association of Ambow Sihua or cause the making of such proposal, or increase or reduce Ambow Sihua’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iii) perform any act that may prejudice any rights of Ambow Online under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of Ambow Sihua, (iv) distribute dividends to the shareholders in any form (however, upon Ambow Online’s request, pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. The share pledge agreements may be unilaterally terminated by Ambow Online. Neither of Xuejun Xie and Xiaogang Feng is entitled to unilaterally terminate the share pledge agreements. Without Ambow Online’s prior written consent, pledgors shall not transfer any of their rights or obligations under the share pledge agreements to any other party. Ambow Online shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreements and any of its rights or obligations under other agreements contemplated by the share pledge agreements without pledgor’s prior consent. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to the CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

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

Loan Agreement. Pursuant to the loan agreement between Ambow Online and Xiaogang Feng, dated March 4, 2010, Ambow Online loaned RMB 40.0 million to Xiaogang Feng to fund the registered capital requirements of Ambow Sihua. To the extent permitted by PRC laws, such loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Sihua held by Xiaogang Feng to Ambow Online or its designee. To the extent permitted by the PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loan under the loan agreement and notify the borrower in writing of such arrangements seven days in advance. The borrower shall not repay the loan early to Ambow Online unless Ambow Online notifies the borrower in writing that the loan has expired or as otherwise provided under the loan agreement. The borrower shall not assign his or her rights and obligations under the loan agreement to any third party without Ambow Online’s prior written consent. The loan agreement has been in effect since the date of execution by the parties and shall remain effective until the borrower fully repays the loan under the agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Chinese in Beijing. The award of the arbitration shall be final and binding on both parties.

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

Loan Agreement. Pursuant to the loan agreement among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu dated February 25, 2009, Ambow Online loaned RMB 0.4 million to Xiaogang Feng, RMB 0.3 million to Xuejun Xie and RMB 0.3 million to Yisi Gu to fund the registered capital requirements of a domestic PRC company. Ambow later formed Suzhou Wenjian to serve as this domestic PRC company. To the extent permitted by the relevant PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loans and notify borrowers in writing of such arrangements seven days in advance. Borrowers and Ambow Online further agree that borrowers shall not repay the loan to Ambow Online early unless Ambow Online notifies borrowers in writing that the loans thereunder have expired or as otherwise provided therein. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Xuejun Xie, Xiaogang Feng and Yisi Gu in Suzhou Wenjian to Ambow Online. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Chinese in Beijing. The award of the arbitration shall be final and binding upon the disputing parties.

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

Our headquarters are located in Beijing, China, where we lease approximately 537 square meters of office space. We own an aggregate of approximately 75,200 square meters for K-12 schools. In addition, we lease certain properties for our tutoring centers, K-12 schools and career enhancement centers.

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

Overview

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer high-quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and robust infrastructure. Our service network, comprised of 157 centers and schools, comprised of 123 tutoring centers, 4 K-12 schools, 10 career enhancement centers, 18 training offices and 2 career enhancement campuses as of December 31, 2014, which are located in 21 provinces and autonomous regions within China.

Our net revenues from continuing operations decreased from RMB 742.1 million in 2012 to RMB 536.5 million in 2013 and further down to RMB 412.0 million (US$66.4 million) in 2014. The decrease from 2012 to 2014 was primarily due to the carried-forward negative publicity impact from the period that we were under the supervision of JPL, decreasing student enrollments and increasing requested refund from the students.

We recorded loss from continuing operations of RMB 1,500.6 million, loss of RMB 563.8 million and loss of RMB 1,024.8 million (US$165.2 million) in 2012, 2013 and 2014, respectively.

Net revenues from our Better Schools division, which includes tutoring and K-12 schools, accounted for 57.9%, 63.5% and 57.4% of our total net revenues from continuing operations in 2012, 2013 and 2014, respectively. Net revenues from our Better Jobs, which includes continuing operations of Career Enhancements and Colleges (disposed in 2013), accounted for 42.1%, 36.5% and 42.6% of our total net revenues from continuing operations in 2012, 2013 and 2014, respectively. We expect the mix of our net revenues between our Better Schools and Better Jobs divisions to change along with as our strategic shift from tutoring to career enhancement.

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s education industry, our education business is currently conducted through contractual arrangements among our wholly-owned subsidiaries in China and our consolidated variable interest entities, or VIEs, in China. Our VIEs and their respective subsidiaries hold the licenses and permits necessary to conduct our educational and career enhancement services business in China and directly operate our tutoring centers, K-12 schools and career enhancement centers, develop and distribute educational content, software and other technologies, and operate our online education business. We have entered into Technology Service Agreements or Exclusive Cooperation Agreements with our VIEs pursuant to which we may receive economic benefits in the future. We have, however, entered into additional agreements to sell products and provide services to our VIEs’ subsidiaries. The terms of these sales agreements to our VIEs’ subsidiaries are the same as sales to third parties described further in this section of the annual report.

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

The overall economic growth and the increase in the GDP per capita in China have led to a significant increase in spending on education in China. In addition, education is a welcomed and supported industry in China, which means that education service providers often get preferential treatment in terms of infrastructure support and tax rates. We anticipate that the demand for private education and career enhancement training in China will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the education and career enhancement industries in China, which in turn may harm our business and results of operations. We are subject to a legal regime consisting of regulations governing various aspects of our business such as regulations on education, software, internet, audio-video broadcasting, tax, information security, privacy, copyright and trademark protection and foreign exchange. These regulations are evolving and are subject to frequent changes which may materially adversely affect our business in all aspects such as the operation of our K-12 schools, tutoring centers and career enhancement centers and campuses through the VIE structure, the engagement of public school teachers and the organization of classes with large-size attendance in our tutoring centers, the establishment of new colleges and the offering of our online services. Though we do not possess the land use right certificates or building ownership certificates with respect to some of our owned real properties, and the lessors of some of our leased properties do not have effective ownership certificates, we do not believe that our ability to maintain and obtain or renew our licenses or permits for our business operations will be adversely affected by such issues, except that the failure of our college to possess the required amounts of land may impact its ability to conduct its business if we are not able to address this deficiency by the required compliance period in 2013. However, with the disposal of the Applied Technology College in 2013, the risk of being adversely affected by such issues is remote.

Specific factors affecting our results of operations

While our business is influenced by factors affecting the education and career enhancement industries in China generally and by conditions in each of the geographic markets we serve within China, we believe our business is more directly affected by company-specific factors, including, among others:

•	The number of student enrollments. The number of student enrollments is largely driven by the demand for the educational programs offered by Better Schools and Better Jobs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our tutoring centers, K-12 schools, career enhancement centers and campuses, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We plan to continue to add new offerings to better attract students of different needs and provide cross-selling opportunities, and we intend to keep the current K-12 schools student enrollments, which are almost at its full capacity.

•	The amount of fees we charge. We determine course fees for our tutoring and career enhancement services primarily based on demand for our courses, the targeted market for our courses, the geographic location and capacity of the center, costs of delivering our services, and the course fees charged by our competitors for the same or similar courses.

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

•	Our costs and expenses. We incur costs and expenses at both the headquarter level and at our tutoring centers, K-12 schools, career enhancement centers and campuses. Our most significant costs at our K-12 schools, tutoring centers, college and career enhancement centers are compensation paid to our teachers and for rent expense. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

Sales to our distributors

For the years ended December 31, 2012, 2013 and 2014, sales to distributors were RMB 96.6 million, nil, and nil respectively and sales to distributors were approximately 13.0%, 0% and 0%, respectively, of our net revenues from continuing operations. The decrease in sales to our distributors from 2012 to 2014 was mainly due to the suspension of the software sales.

The following are the key terms of sales to our distributors, the nature of support services provided by our distributors to their customers and our basis for estimating returned products from distributors.

Terms of sales

Historically, we generally sold educational services and software products to our distributors on a prepaid basis. From 2010, we started to offer credit terms to certain distributors. We do not give refunds and only offer replacements to the extent of product defaults. We provide secondary support in rare instances when the distributors cannot answer end users’ questions.

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

In late 2012, Ambow decided to suspend the software sales temporarily and gradually, mostly due to the negative impact of internal independent investigation and negative publicity in the media in the last quarter of 2012. Management only considers this suspension of the software sales as a temporary strategy, and intends to resume the software sales later when the company’s business had recovered and got sufficient funding for rebuilding the R&D team.

There were no software sales to distributors in 2013 and 2014. However, we considered this suspension of the software sales as a temporary strategy, and would resume the software sales later when the company's business had recovered and got sufficient funding for rebuilding the R&D team. Thus we didn’t consider this suspension as discontinue of the software business.

Effects of disposals and other strategic plans

In 2013, we reverted the operating right for Zhenjiang Foreign Language School back to the original owner. We also disposed of Beijing Century College Group, and part of the interest of 21st School to Xihua Group. By December 2012, the transaction to sell Beijing Century College Group had been completed while the company maintained control and legal title to 21st School for an additional fifteen years. We ultimately returned such rights to its original owner in 2013. In July 2013, we sold our last college, Applied Technology College, to the Kunshan government.

The Company entered into a disposal agreement with a third party to transfer the ownership of Jinghan Group at a consideration of RMB 1,200 million in early 2015, out of which the Company committed to provide necessary funding to the third party for capital injections and settlement of liabilities to ensure Jinghan’s continuous operation. It is further confirmed that the said obligations to the Company amounted to RMB 700 million.  The disposal has been completed as of April 8, 2015.

Medium Range Online (Beijing) Technology Co., Ltd (“Zhongcheng”) is a company focusing on career enhancement. It was incorporated on September 2, 2009 and was 100% owned by Shanghai Ambow Education Information Consulting Co., Ltd (“Ambow Shanghai”). Due to the shortage of working capital, the Company disposed 70% interest of Zhongcheng to a third party. In exchange for the 70% interest in Zhongcheng, the third party assumed certain liabilities of Zhongcheng amounting of RMB 9.09 million. In connection with the disposal, the Company also waived the intercompany receivables and payables with Zhongcheng. The Group did not receive any consideration in the transaction. The deal was not a strategic shift of the business and this transaction will not have major impact on Ambow’s business, therefore this transaction was not qualified as discontinued operation.

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

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
-Educational program and services	675,174	91.0	536,511	100.0	411,998	66,402	100.0
-Software products	66,886	9.0	-	-	-	-	-
Net revenues	742,060	100.0	536,511	100.0	411,998	66,402	100.0
-Educational program and services	(465,022)	(62.7)	(361,573)	(67.4)	(274,036)	(44,167)	(66.5)
-Software products	(12,177)	(1.6)	-	-	-	-	-
Cost of revenues	(477,199)	(64.3)	(361,573)	(67.4)	(274,036)	(44,167)	(66.5)
-Educational program and services	210,152	28.3	174,938	32.6	137,962	22,235	33.5
-Software products	54,709	7.4	-	-	-	-	-
Gross Profit	264,861	35.7	174,938	32.6	137,962	22,235	33.5

Net revenues

In 2012, 2013 and 2014, we generated net revenues of RMB 742.1 million, RMB 536.5 million and RMB 412.0 million (US$66.4 million), respectively from continuing operations.

Revenue decrease from 2012 to 2014 was mainly due to the carried-forward negative publicity impact from the period that we were under the supervision of JPL, decreasing student enrollments and increasing requested refund from the students.

Our total software product revenues were RMB 66.9 million in 2012, which as a percentage of our total net revenues from continuing operations were 9.0%. There were no software products sold in 2013 and 2014. Our product sales include value added tax (“VAT”).

We derived net revenues from our four operating segments in terms of percentages of our overall net revenues from continuing operations as follows in 2012, 2013 and 2014:

	For the Year Ended December 31,
	2012	2013	2014
	%	%	%
Better Schools:
Tutoring	32.1	29.3	16.6
K-12 schools	25.8	34.2	40.8
Total Better Schools	57.9	63.5	57.4

Better Jobs:
Career enhancement	41.7	36.5	42.6
College	0.4	0.0	0.0
Total Better Jobs	42.1	36.5	42.6

Tutoring. We provided educational services in our 123 tutoring centers as of December 31, 2014. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to six months. We also generated revenues in our tutoring segment through sales of software products, which were suspended in the year of 2012. For sales directly to students and to distributors with a proven payment history with us, we recognize these net revenues upon delivery of our software products or education services to our students or distributors. For sales to distributors without a proven payment history, we recognize revenue upon collection of cash if delivery has occurred. The most significant factors that directly affect our net revenues in our tutoring segment are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB 100 to RMB 13,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are delivered in large class settings ranging from 15 students to 50 students per class. In addition, we also deliver these services in premium classes, including one-on-one tutoring.

K-12 schools. We operated four K-12 schools as of December 31, 2014. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly take place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB 2,500 to RMB 60,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 50 students per class.

Career enhancement. Our career enhancement services are provided in our 30 career enhancement centers, which include 10 career centers and 18 training offices. In addition, there are two career enhancement campuses as of December 31, 2014. We recognize revenues from course fees collected for enrollment in the courses we offer at our career enhancement centers over the period of the course, which typically ranges from several days to 12 months. Course fees collected in advance are recorded as deferred revenues until the services are provided. We also generate revenues in our career enhancement segment through sales of software products. For distributors with a proven payment history with us, we recognize these revenues upon delivery of our education services and software products to these distributors. For sales to distributors without a proven payment history we recognize revenue upon collection of cash if delivery has occurred. The most significant factors that directly affect our revenues in our career enhancement segment are the number of enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as soft skills, information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB 200 to RMB 20,000 per program with course lengths ranging from several days to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class. Prices of software products sold by Career Enhancement segment range from RMB 100 to RMB 32,000. The corporate trainings are all tailor-made according to customer companies’ requirements, and normally are delivered to 10 to 30 persons per course.

College. We completed the disposal of our only college, Applied Technology College, in 2013 as part of our strategy to focus on organic growth. There was nil business in 2014.

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

•	Tutoring. Cost of revenues for our tutoring segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, and depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for products sold in our tutoring segment primarily consists of materials, packaging and shipping.

•	K-12 schools. Cost of revenues for our K-12 schools segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property and equipment used in the provision of educational services and accommodation facilities and, to a lesser extent, costs of course materials.

•	Career enhancement. Cost of revenues for our career enhancement segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, and depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for products sold in our career enhancement segment primarily consists of materials, packaging and shipping.

•	College. Cost of revenues for our college segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property and equipment used in the provision of educational services and accommodation facilities, as well as costs of course materials. There was no business in 2013 and 2014 after the disposal of our only college in 2013.

Gross profit

For continuing operations, gross profit as a percentage of our net revenues was 35.7%, 32.6% and 33.5% in 2012, 2013 and 2014, respectively. From 2012 to 2014, the decrease in gross margin (from RMB 264.9 million in 2012 to RMB 174.9 million in 2013 and to RMB 138.0 million (US$22.2 million) in 2014) was mainly resulted from the carried-forward negative publicity impact from the period that we were under the supervision of JPL, decreasing student enrollments and increasing requested refund from the students

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	742,060	100.0	536,511	100	411,998	66,402	100.0
Operating expenses:
Selling and marketing	(321,418)	(43.3)	(151,480)	(28.2)	(80,377)	(12,954)	(19.5)
General and administrative	(632,603)	(85.2)	(471,915)	(88.0)	(508,544)	(81,963)	(123.4)
Research and development	(31,842)	(4.3)	(19,545)	(3.6)	(12,259)	(1,976)	(3.0)
Impairment loss	(761,996)	(102.7)	(84,246)	(15.7)	(292,577)	(47,155)	(71.0)

Total operating expenses	(1,747,859)	(235.5)	(727,186)	(135.5)	(893,757)	(144,048)	(216.9)

Selling and marketing expenses. Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The decrease in selling and marketing expenses as a percentage of net revenues was primarily due to lower spending on marketing expense.

General and administrative expenses. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities as well as bad debt provision. Our general and administrative expenses as a percentage of net revenues increased from 88.0% in 2013 to 123.4% in 2014 mainly due to higher service fees related to JPL, higher share-based compensation, and higher attorney fee.

Research and development expenses. Our research and development expenses primarily consist of compensation, benefits and other headcount-related costs associated with the development of our online education technology platform and courseware and outsourced development costs. Our research and development expenses decreased as a result of reducing the size of the team and suspension of software sales.

Impairment loss. Our impairment loss from continuing operations was related to the impairment of property and equipment, goodwill, intangible assets and other non-current assets. See Note 7, Note 9, Note 10, and Note 11 to financial statements for further detail.

Share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based expenses:
Selling and marketing	(6,286)	6.6	(2,658)	3.5	(351)	(56)	0.2
General and administrative	(88,019)	92.5	(73,108)	95.4	(156,870)	(25,283)	99.7
Research and development	(872)	0.9	(829)	1.1	(144)	(23)	0.1

Total share-based expenses	(95,177)	100.0	(76,595)	100.0	(157,365)	(25,362)	100.0

Our predecessor entity, Ambow Education Co., Ltd., adopted the 2005 Stock Plan in February 2005. Our 2010 Equity Incentive Plan was adopted by our shareholders in June 2010 and became effective upon completion of our IPO. See “Item 6 — Directors, Senior Management and Employees — Compensation—Equity-based compensation plans.” In 2012, 2013 and 2014, we granted 2,205,250 and nil and nil share options, respectively, to our employees and consultants for services rendered by them. Accordingly, we have adopted the provisions of ASC 718 “Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees” for the share options we granted. For options granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the options. For options granted to our consultants, we record share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed. In 2014, the Board of Directors granted the restricted stock to each member of the Board who is not an employee of the company.

On October 26, 2011, Dr. Jin Huang, chief executive officer of the company, and holder of more than 10% interest in the voting power of the company, entered into a participation agreement with, among others, the Baring Asia Private Equity Fund V., L.P. (the “Participation Agreement”). Pursuant to this agreement, Campus Holdings Limited (“Campus”), an affiliate to the Baring Asia Private Equity Fund V., L.P., agreed to invest up to US$ 50.0 million to purchase Class A Ordinary Shares of the company through a series of private transactions and on the open market through purchases of American Depositary Shares. On August 31st, 2014, China Education International Holdings Limited (“CEIHL”) and New Flourish Holdings Limited (“New Flourish”), a British Virgin Islands company, entered into a Share Interest Assignment Agreement (“Agreement”). According to the agreement, CEIHL agrees to sell 170,368,902 shares to New Flourish at a total consideration of US$5.8 million. As disclosed in “Item 5.E Off-balance sheet arrangements”. See Note 23 to the financial statements for further details.

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

VAT

Companies are subject to 17% VAT for the revenues from software products sold in the PRC. Companies that fulfill certain criteria set by the relevant authorities including developing their own software products and registering the software product with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess of VAT paid over 3% of net revenues.

For all years presented, Ambow Online and Ambow Yuhua have met these criteria and therefore were entitled to the VAT refund. As of December 31, 2012, 2013 and 2014, the net VAT payable amounted to approximately RMB 1.2 million, RMB 4.9 million and RMB 29.7 million, respectively. The significant increase in net VAT payable was mainly attributable to a provision of RMB 24.8 million against VAT refund. Management considered the collectability of VAT refund was remote as a result of tax dispute between Ambow Online and the tax authority, as disclosed in Note 17c.

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax on selected sectors in Shanghai effective January 1, 2012, in Beijing effective September 1, 2012, in Tianjin effective December 1, 2012. In August 2013, the pilot program was expanded nationwide in certain industries. The value-added tax rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 5% business tax rate which was applicable prior to the reform.

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

In March 2007, Ambow Online was certified as a “new and high-technology enterprise” and a “software enterprise”, from which Ambow Online was entitled to choose to enjoy preferential tax treatment in either name. Ambow Online chose to apply for preferential tax treatment as a “software enterprise”. As a result, it has been entitled to a two-year income tax exemption since 2008 and was subject to 12.5% corporate income tax for another three years. The “High and New Technology Enterprises” certificate of Ambow Online has been expired in 2014, and the Company has no intention to renew the certificate, Ambow Online was subject to an income tax rate of 25% since 2014. In August 2014, the in charge tax bureau of Ambow Online issued Circular Haiguoshuibatong [2014] 08004, canceling the preferential tax treatment of Ambow Online and wanted to claw back the income tax in 2011 in the amount of RMB 7.3 million and the corresponding late payment interest in the amount of RMB 3.4 million. However, management believed the Company could qualify for the criterion of the preferential tax treatment and we are defending ourselves with the court. Up to the date of the issuance of this financial report the court has not given the final judgement on this case.

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

The determination of our provision for income taxes, particularly for private schools and college is subject to uncertainty. The strict application of the CIT Law indicates that certain of our private schools and college are subject to income tax of 25% after January 1, 2008. For those private schools and college where the tax authorities have not determined a deemed fixed amount or deemed fixed rate for the purposes of calculating income tax payable, we have assumed that income tax of 25% is payable. However, as of December 31, 2014, no detailed implementation guidance has been provided to local tax authorities on how to apply the CIT Law to private schools and college. It is possible that, upon the introduction of the detailed implementation guidance, we may find ourselves in a position whereby income tax is not payable for periods prior to the release of the detailed guidance.

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

In 2013, the Group deconsolidated 3 schools, including Tianjin Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring. In 2014, the Group deconsolidated Jilin Tutoring. Details see Note 26.

The separated VIE and Non-VIE net revenue and net income as at December 31, 2012 were as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Net Revenue	662,134	147,247	(85,321)	724,060
Net Income	(852,927)	(820,626)	38	(1,673,515)

The separated VIE and Non-VIE financial information as at December 31, 2013 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalent	90,154	8,808	—	98,962
Inter-Group balances due from VIEs/Non VIEs	194,207	1,644,770	(1,838,977)	—
Investment to VIEs	—	81,960	(81,960)	—
Assets classified as held for sale	554,010	—	—	554,010
Other current assets	338,883	98,085	—	436,968
non-current assets	670,989	192,480	—	863,469
Total Assets	1,848,243	2,026,103	(1,920,937)	1,953,409
Inter-Group balances due to VIEs/Non VIEs	1,650,097	174,708	(1,824,805)	—
Liabilities classified as held for sale	510,449	—	—	510,449
Other current liabilities	520,562	445,076	—	965,638
non-current liabilities	38,021	41,578	—	79,599
Total Liabilities	2,719,129	661,362	(1,824,805)	1,555,686
Equity	(870,886)	1,364,741	(96,132)	397,723
Net Revenue	534,546	9,061	(7,096)	536,511
Net Income	(479,323)	(451,693)	20,811	(910,205)

The separated VIE and Non-VIE financial information during the year of 2014 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalent	110,353	69,932	—	180,285
Inter-Group balances due from VIEs/Non VIEs	266,737	1,633,170	(1,899,907)	—
Investment to VIEs	—	81,960	(81,960)	—
Assets classified as held for sale	512,422	—	—	512,422
Other current assets	317,579	2,453	—	320,032
non-current assets	324,223	168,726	—	492,949
Total Assets	1,531,314	1,956,241	(1,981,867)	1,505,688
Inter-Group balances due to VIEs/Non VIEs	1,589,851	193,726	(1,783,577)	—
Liabilities classified as held for sale	533,418	—	—	533,418
Other current liabilities	618,265	339,653	—	957,918
non-current liabilities	27,867	39,791	—	67,658
Total Liabilities	2,769,401	573,170	(1,783,577)	1,558,994
Equity	(1,238,087)	1,383,071	(198,290)	(53,306)
Net Revenue	403,643	11,557	(3,202)	411,998
Net Income	(550,911)	(531,644)	—	(1,082,555)

Revenue recognition

Our revenue is primarily generated from delivering educational programs and services and sales of software products. Our customers include mainly students attending classes at our own school or training centers; students attending classes run by our cooperative partners; corporate clients attending our outbound and management training classes; and distributors whom we sell our software products and services to.

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

Sales to distributors

In 2012, management gradually suspended the sales of software products. In 2013 and 2014, no software products were sold.

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

Education programs and services also include programs offered online which could be accessed through a username and password. Career enhancement services such as CCEP and the Career GPS System have been offered to students and other customers either directly to students or distributors. Collection of these service offerings is also initially recorded as deferred revenue will be amortized and recognized as revenue on the percentage the required services delivered or on a straight-line basis over the length of the course, which are typically one to three months.

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

Ambow Online and Ambow Yuhua, which are the companies from which we sell our software products, are each subject to 17% VAT for the revenues from software products sold in the PRC. Companies that fulfill certain criteria set by the relevant authorities including developing their own software products and registering the software product with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess of VAT paid over 3% of net revenues.

For all years presented, Ambow Online has met these criteria and therefore were entitled to the VAT refund. For the balance of VAT refundable as at December 31, 2014, as the recoverability was remote, we fully accrued bad debt provision for the refund amounting to RMB 24.8 million, see Note 5(iii).

We have adopted gross presentation for VAT, by which VAT is included in revenues and cost of revenues, because we consider our VAT obligation and our entitlement to VAT refund as one integrated preferential VAT policy.

In 2012, management gradually suspended the sales of software products, and in 2013 and 2014, no software products were sold.

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

Starting from 2012, we have performed impairment testing of indefinite-lived intangible assets in accordance with ASC 350, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing qualitative assessment. When these events occur, the Group estimates the fair value of these trade names with the Relief from Royalty method (“RFR”), which is one of the income approach. RFR method is generally applied for assets that frequently licensed in exchange for royalty payments. As the owner of the asset is relieved from paying such royalties to a third party for using the asset, economic benefit is reflected by notional royalty savings. An impairment loss is recognized for any excess in the carrying value over the fair value of trade names.

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

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized. Income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Group recognizes interest as income tax and penalties as income tax.

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

We adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Significant judgment is required in evaluating the uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. For the years ended December 31, 2012 and 2013, we did not have any material interest and penalties associated with tax positions. In 2014, the Group received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. The Group has taken legal action to defend ourselves, but it is still too early to determine the impact on our results of operations, see Note 17 for details of the Group’s tax position as of December 31, 2014.

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

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from re-measurement at year-end are recognized in foreign currency exchange gain/loss, net on the consolidated statement of operations.

Long-lived assets to be disposed of

For a long-lived asset to be disposed of other than by sale we continue to classify such long-lived asset as held and used until it is disposed of. When a long-lived asset ceases to be used, the carrying amount of the asset is written down to its salvage value, if any.

We classify a long-lived asset or disposal group to be sold as held for sale in the period in which all six criteria are met: (1) a plan to sell the asset has been committed to by management; (2) the asset can be sold in its current condition; (3) an active plan has been initiated to find a buyer; (4) it is probable that the asset will be sold and the sale will be completed within one year and will qualify as a complete sale; (5) the sales price is reasonable relative to the asset’s current fair value and the entity is actively marketing the asset; and (6) it is unlikely that the plan to sell the asset will be withdraw or changed significantly.

A long-lived asset or disposal group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and it is presented separately in the balance sheets.  Long-lived assets reclassified as held for sale are not depreciated or amortized.

Discontinued Operations

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

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

Summary of Consolidated Statements of Operations

	For the Year Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
Educational programs and services	675,174	536,511	411,998	66,402
Software products	66,886	—	—	—
Total net revenues	742,060	536,511	411,998	66,402
COST OF REVENUES:
Educational programs and services	(465,022)	(361,573)	(274,036)	(44,167)
Software products	(12,177)	—
Total cost of revenues	(477,199)	(361,573)	(274,036)	(44,167)
GROSS PROFIT	264,861	174,938	137,962	22,235
Operating expenses:
Selling and marketing (1)	(321,418)	(151,480)	(80,377)	(12,954)
General and administrative (1)	(632,603)	(471,915)	(508,544)	(81,963)
Research and development (1)	(31,842)	(19,545)	(12,259)	(1,976)
Impairment loss	(761,996)	(84,246)	(292,577)	(47,155)
Total operating expenses	(1,747,859)	(727,186)	(893,757)	(144,048)
OPERATING INCOME/(LOSS)	(1,482,998)	(552,248)	(755,795)	(121,813)
OTHER INCOME (EXPENSE)	(6,739)	(21,932)	(267,861)	(43,172)
Income/(Loss) before income tax, non-controlling interest, and discontinued operations	(1,489,737)	(574,180)	(1,023,656)	(164,985)
Income tax benefit (expense)	(10,893)	10,424	(1,135)	(183)
INCOME/(LOSS) FROM CONTINUING OPERATIONS	(1,500,630)	(563,756)	(1,024,791)	(165,168)
Income/(Loss) from and on sale of discontinued operations, net of income tax (1)	(172,885)	(346,449)	(57,764)	(9,310)
NET INCOME/(LOSS)	(1,673,515)	(910,205)	(1,082,555)	(174,478)
Add: Net loss contributable to non-controlling interest	52,349	3,387	5,742	925
NET INCOME/(LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	(1,621,166)	(906,818)	(1,076,813)	(173,553)
NET INCOME/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(1,621,166)	(906,818)	(1,076,813)	(173,553)

(1)	Includes depreciation and amortization of RMB 138.6 million, RMB 129.8 million and RMB 86.6 million (US$14.0 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

Year ended December 31, 2014 compared with year ended December 31, 2013

Net revenues. Our net revenues decreased by 23.2% from RMB 536.5 million in 2013 to RMB 412.0 (US$66.4 million) in 2014. This decrease was primarily due to the carried-forward negative publicity impact from the period that we were under the supervision of JPL, decreasing student enrollments and increasing requested refund from the students

Cost of revenues. Our cost of revenues decreased by 24.2% from RMB 361.6 million in 2013 to RMB 274.0 million (US$44.2 million) in 2014. The decrease was consistent with the drop of revenue generated business.

Gross profit. Gross profit as a percentage of our net revenues increased from 32.6% in 2013 to 33.5% in 2014. The increase was primarily driven by lower employee cost due to reduction of headcounts and the effective expense control.

Operating expenses. Our total operating expenses increased by 22.9% from RMB 727.2 million in 2013 to RMB 893.8 million (US$144.0 million) in 2014. This increase was mainly due to higher general and administrative expenses and higher impairment loss in 2014 compared to 2013 partially offset by the decreases in selling, marketing, research and development expenses.

•	Selling and marketing expenses. Our selling and marketing expenses decreased by 46.9% from RMB 151.5 million in 2013 to RMB 80.4 million (US$13.0 million) in 2014. The decreases were mainly due to the change of marketing strategy and the decrease of advertising expense.

•	General and administrative expenses. Our general and administrative expenses increased by 7.8% from RMB 471.9 million in 2013 to RMB 508.5 million (US$82.0 million) in 2014. The increase was mainly due to higher service fees related to JPL, higher share-based compensation, and higher attorney fee in 2014.

•	Research and development expenses. Our research and development expenses decreased by 37.3% from RMB 19.5 million in 2013 to RMB 12.3 million (US$2.0 million) in 2014. This decrease was primarily due to the reducing of the team size and the suspension of software sales.

•	Impairment loss. The impairment loss of RMB 292.6 million (US$47.2 million) in 2014 was mainly due to the impairment loss recognized in intangible assets and goodwill.

Other income (expense), net. We recorded net other expenses of RMB 267.9 million (US$43.2 million) in 2014, compared to net other expenses of RMB 21.9 million in 2013. The increase was mainly due to higher interest expenses and loss in extinguishment of debt related to the convertible loans.

Income tax benefit (expense). Our income tax benefit decreased from RMB 10.4 million benefit in 2013 to RMB 1.1 million (US$0.2 million) expense in 2014. This decrease was primarily related to tax penalty of Ambow Online.

Income/(loss) from continuing operations. Our loss from continuing operations increased from loss of RMB 563.8 million in 2013 to loss of RMB 1,024.8 million (US$165.2 million) in 2014. This change was primarily due to higher impairment charges and loss in extinguishment of debt in 2014.

Income/(loss) from and on sale of discontinued operations, net of income tax. Our loss from and on sale of discontinued operation, net of income tax was RMB 57.8 million (US$9.3 million) in 2014, compared to loss from and on sale of discontinued operations, net of income tax of RMB 346.4 million in 2013. The loss from and on sale of discontinued operation in 2013 was mainly due to the sales of Taishidian Holding and 21st School.

Net income / (Loss). According to above mentioned factors, our net loss increased from RMB 910.2 million in 2013 to RMB 1,082.6 million (US$174.5 million) in 2014.

Year ended December 31, 2013 compared with year ended December 31, 2012

Net revenues. Our net revenues decreased by 27.7% from RMB 724.1 million in 2012 to RMB 536.5 (US$88.6 million) in 2013. This decrease was primarily due to the suspension of software sales to focus company’s resources on educational programs and services as part of the strategic business development.

Cost of revenues. Our cost of revenues decreased by 24.2% from RMB 477.2 million in 2012 to RMB 361.6 million (US$59.7 million) in 2013. The decrease was consistent with the drop of revenue generated business and the suspension of software sales.

Gross profit. Gross profit as a percentage of our net revenues decreased from 35.7% in 2012 to 32.6% in 2013. The decrease was primarily due to the suspension of software sales, and it takes a longer period of time for the newly acquired centers to be integrated and to become a higher contribution to the company’s profit.

Operating expenses. Our total operating expenses decreased by 58.4% from RMB 1,747.9 million in 2012 to RMB 727.2 (US$120.1 million) in 2013. This decrease was mainly due to less impairment loss in 2013 compared to 2012 and due to the deconsolidation of certain entities and the decreases was in all of our operating cost and expense line items.

•	Selling and marketing expenses. Our selling and marketing expenses decreased by 52.9% from RMB 321.4 million in 2012 to RMB 151.5 million (US$25.0 million) in 2013. The decreases were mainly due to the change of marketing strategy and the decrease of advertising expense.

•	General and administrative expenses. Our general and administrative expenses decreased by 25.4% from RMB 632.6 million in 2012 to RMB 471.9 million (US$78.0 million) in 2013. The decreases were mainly due to the lower bad debt provision in 2013.

•	Research and development expenses. Our research and development expenses decreased by 38.6% from RMB 31.8 million in 2012 to RMB 19.5 million (US$3.2 million) in 2013. This decrease was primarily due to the reducing of the team size and the business focus’ strategic shift to organic growth.

•	Impairment loss. The impairment loss of RMB 84.2 million (US$13.9 million) in 2013 related to the impairment of long-term investment on the deconsolidated entities. The impairment loss of RMB 762.0 million in 2012 related to fixed assets, tradenames and goodwill.

•	Other income (expense), net. We recorded net other expenses of RMB 21.9 million (US$3.6 million) in 2013, compared to net other expenses of RMB 6.7 million in 2012. The increase was mainly due to higher interest expense imputed based on more short-term liability and the increase disposal loss of long-live assets.

Income tax benefit (expenses). Our income tax benefit increased from RMB 10.9 million expense in 2012 to RMB 10.4 million (US$1.7 million) benefit in 2013. This increase was primarily related to less impairment charges.

Income/(loss) from continuing operations. Our loss from continuing operations decreased from loss RMB 1,500.6 million in 2012 to loss RMB 563.8 million (US$93.1 million) in 2013. This change was primarily due to the split of loss to discontinued and deconsolidated entities, as well as less impairment charges in 2013.

Income/(loss) from and on sale of discontinued operations, net of income tax. Our loss from and on sale of discontinued operation, net of income tax was RMB 346.4 million (US$57.2 million) in 2013, compared to loss from and on sale of discontinued operations, net of income tax was RMB 172.9 million in 2012. The loss from and on sale of discontinued operation reflected the financial position of discontinued entities during the year.

Net income / (Loss). According to above mentioned factors, our net loss decreased from RMB 1,673.5 million in 2012 to RMB 910.2 (US$150.4 million) in 2013.

Discussion of segment operations

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
Tutoring	238,194	157,401	68,203	10,992
K-12 schools	191,155	183,675	168,244	27,116
Better Schools net revenues	429,349	341,076	236,447	38,108
Career enhancement	310,016	195,435	175,551	28,294
College	2,695	-	-	-
Better Jobs net revenues	312,711	195,435	175,551	28,294
Total net revenues of reportable segments and the company	742,060	536,511	411,998	66,402
Cost of revenues:
Tutoring	(163,980)	(126,247)	(52,728)	(8,498)
K-12 schools	(124,342)	(120,793)	(115,416)	(18,602)
Better Schools Cost of revenues	(288,322)	(247,040)	(168,144)	(27,100)
Career enhancement	(185,698)	(114,533)	(105,892)	(17,067)
College	(3,179)	-	-	-
Better Jobs Cost of revenues	(188,877)	(114,533)	(105,892)	(17,067)
Total costs of revenues of reportable segments and the company	(477,199)	(361,573)	(274,036)	(44,167)
Gross profit
Tutoring	74,214	31,154	15,475	2,494
K-12 schools	66,813	62,882	52,828	8,514
Better Schools gross profit	141,027	94,036	68,303	11,008
Career enhancement	124,318	80,902	69,659	11,227
College	(484)	-	-	-
Better Jobs gross profit	123,834	80,902	69,659	11,227
Total gross profit of reportable segments and the company	264,861	174,938	137,962	22,235
Gross margin
Tutoring	31.2%	19.8%	22.7%	22.7%
K-12 schools	35.0%	34.2%	31.4%	31.4%
Better Schools gross margin	32.8%	27.6%	28.9%	28.9%
Career enhancement	40.1%	41.4%	39.7%	39.7%
College	-18.0%	-	-	-
Better Jobs gross margin	39.6%	41.4%	39.7%	39.7%
Total gross margin of reportable segments and the company	35.7%	32.6%	33.5%	33.5%

Year ended December 31, 2014 compared with year ended December 31, 2013

Tutoring

Net revenues from our tutoring segment decreased from RMB 157.4 million in 2013 to RMB 68.2 million (US$11.0 million) in 2014. The decrease was primarily due to carried-forward negative publicity impact from the period that we were under the supervision of JPL, decreasing student enrollments and increasing requested refund from the students.

Cost of revenues from our tutoring segment decreased from RMB 126.2 million in 2013 to RMB 52.7million (US$8.5 million) in 2014. This decrease was aligned with the decreased revenue in 2014.

Gross profit as a percentage of our net revenues from our tutoring segment was 19.8% in 2013 and 22.7 % in 2014. The increase was mainly driven by lower employee cost due to reduction of headcounts and better expense control in 2014.

K-12 schools

Net revenues from our K-12 schools segment decrease from RMB 183.7 million in 2013 to RMB 168.2 million (US$27.1 million) in 2014. The decrease was primarily due to the decreasing student enrollments constrained by local population structure.

Cost of revenues from our K-12 schools segment decreased from RMB 120.8 million in 2013 to RMB 115.4 million (US$18.6 million) in 2014. The decreased was insignificant and consistent with the decrease of net revenue.

Gross profit as a percentage of our net revenues from our K-12 schools segment was 34.2% in 2013 and 31.4% in 2014. The decrease in the gross profit margin was mainly due to declining revenue resulting from decreasing student enrollments.

Career enhancement

Net revenues from our career enhancement segment decreased from RMB 195.4 million in 2013 to RMB 175.6 million (US$28.3 million) in 2014. The decrease was primarily due to decreasing student enrollments as a result of the carried-forward negative publicity impact from the period that we were under the supervision of JPL, decreasing student enrollments and increasing requested refund from the students.

Cost of revenues in our career enhancement segment decreased from RMB 114.5million in 2013 to RMB 105.9 million (US$17.1 million) in 2014, which was insignificant and consistent with the decrease of net revenue.

Gross profit as a percentage of our net revenues from our career enhancement segment was 41.4% in 2013 and 39.7% in 2014. The decrease in gross margin was mainly due to the lower net revenues resulting from decreasing student enrollments.

College

There was no business in the college segment in 2013 and 2014.

Year ended December 31, 2013 compared with year ended December 31, 2012

Tutoring

Net revenues from our tutoring segment decreased from RMB 238.2 million in 2012 to RMB 157.4 million (US$26.0 million) in 2013. The decrease was primarily due to higher refund impacted by the negative publicity in media.

Cost of revenues from our tutoring segment decreased from RMB 164.0 million in 2012 to RMB 126.2 million (US$20.8 million) in 2013. This decrease was consistent with the decreasing revenues.

Gross profit as a percentage of our net revenues from our tutoring segment was 31.2% in 2012 and 19.8% in 2013. The decrease was mainly due to the suspension of software sales as well as higher cost of revenue for business growth.

K-12 schools

Net revenues from our K-12 schools segment decrease from RMB 191.2 million in 2012 to RMB 183.7 million (US$30.3 million)in 2013. The decrease was primarily due to more refund as a result of the negative media impact during the year.

Cost of revenues from our K-12 schools segment decreased from RMB 124.3 million in 2012 to RMB 120.8 million (US$ 20.0 million) in 2013. The decreased was insignificant.

Gross profit as a percentage of our net revenues from our K-12 schools segment was 35.0% in 2012 and 34.2% in 2013. Decrease in the gross profit margin was mainly due to higher headcount-related costs and depreciation.

Career enhancement

Net revenues from our career enhancement segment decreased from RMB 310.0 million in 2012 to RMB 195.4 million (US$32.3 million) in 2013. The decrease was primarily due to the suspension of software sales and more refund as a result of the negative media impact during the year.

Cost of revenues in our career enhancement segment decreased from RMB 185.7 million in 2012 to RMB 114.5 million (US$18.9 million) in 2013, which was consistent with the decrease of net revenue.

Gross profit as a percentage of our net revenues from our career enhancement segment was 40.1% in 2012 and 41.4% in 2013. The increase was insignificant.

College

Net revenues from our college segment decreased from RMB 2.7 million in 2012 to nil in 2013. The decrease was mainly due to the disposal of the Applied Technology College. Net revenues in 2012 were from the software sales through Taishidian Holding.

Cost of revenues in our college segment decreased from RMB 3.2 million in 2012 to nil in 2013. Cost of revenues in 2012 was due to the software sales through Taishidian Holding.

Gross profit as a percentage of our net revenues from our college segment was gross profit of gross loss of 18.0% in 2012 and 0% in 2013.

B.	Liquidity and Capital Resources

The company incurred a net loss of RMB 910.2 million and RMB 1,082.6 million for the years ended December 31, 2013 and 2014, respectively, which included a non-cash impairment charge of RMB 462.4 million related to the provision of receivables, disposal loss of subsidiaries, and loss on de-consolidation of certain subsidiaries in 2013 and a non-cash impairment charge of RMB 443.7 million related to provision of receivables, and the write-down of receivables, impairment loss of fixed assets, goodwill, intangible assets and de-consolidation of certain subsidiary, and a non-cash expense of RMB 242.6 million related to the loss from extinguishment of debt and the total interest expense of convertible loan in 2014. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the company will be able to reduce or eliminate its net losses for the foreseeable future.  If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to achieve profitability.

Our principal sources of liquidity have been cash generated from operating activities and financing activities. Our financing activities consist primarily of our private placements of preferred shares to investors, bank loans we started to borrow in 2009 and the issuance of ordinary shares in our IPO. As of December 31, 2014, we had RMB 180.3 million (US$29.1 million) in unrestricted cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of our VIEs and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our VIEs or their respective subsidiaries. However, a portion of the cash balances of our VIEs and their respective subsidiaries is paid to us pursuant to our contractual arrangements with our VIEs and their respective subsidiaries. See “Item 7.B —Related Party Transactions—Contractual arrangements with our VIEs and their respective subsidiaries and shareholders.” As of December 31, 2014, we had RMB 110.4 million (US$17.8 million) in unrestricted cash and cash equivalents from our VIEs.

The company’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB 478.6 million as of December 31, 2014. The Group’s consolidated net liabilities were amounting to RMB 53.3 million as of December 31, 2014. In addition the company has lease commitment of RMB 303.4 million as of December 31, 2014, of which RMB 95.7 million was within one year.

Historically, management has addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings and the sale of subsidiaries and other non-performing assets.  Management anticipates that the impact from the negative publicity in the media during the past three years may continue to impact the Company’s businesses in the near term.

As disclosed in Note 30, the Company entered into a disposal agreement with a third party to transfer the ownership of Jinghan Group at a consideration of RMB 1,200 million in early 2015, out of which the Company committed to provide necessary funding to the third party for capital injections and settlement of liabilities to ensure Jinghan’s continuous operation. It is further confirmed that the said obligations to the Company amounted to RMB 700 million. The disposal has been completed as of April 8, 2015. The net proceed was RMB 500 million, of which RMB 135 million has been received by December 31, 2014 and the remaining RMB 365 million has been received by the end of March, 2015. Besides, the Company derecognized the operating lease commitment associated with Jinghan Group in April 2015, amounting to RMB 175.4 million, of which RMB 77.7 million was within one year.

As disclosed in Note 30, on the date of February 6, 2015, the Company entered into an agreement to transfer the consideration related to disposal of Taishidian Holding to Suzhou Hezhijia Investment Management Limited with RMB 70,000, of which RMB 40,000 was received in February 2015 and the rest will be received by end of 2015 pursuant to the agreement.

As disclosed in Note 6, the Company has a receivable balance of RMB 50,000 representing the funding due from CEIHL pursuant to the Restructuring Plan. The entire balance has been collected in February 2015.

With the opportunity provided by the above mentioned plan and action, the Group will continue to remain focused on cash flow while accessing a range of strategic options for the purpose of maximizing shareholder value, including the re-alignment of group resources, reduction of R&D department, enhancing expense control and improving our relationship with our creditors and third parties. The Group has also significantly lowered its spending on capital expenditures and focused on improving the management of its working capital.

The Group believes that available cash and cash equivalents, cash provided by operating activities, together with cash available from the activities mentioned above, should enable the Group to meet presently anticipated cash needs for at least the next 12 months and the Group has prepared the consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing the Group’s business development activities, suspending the pursuit of its business plan, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Group will raise additional capital if needed.

Condensed summary of our cash flows

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	(32,004)	(160,544)	(160,367)	(25,846)
Net cash provided by/(used in) investing activities	(457,855)	65,862	112,013	18,053
Net cash provided by/(used in) financing activities	76,838	82,885	87,003	14,022
Cash and cash equivalents included in assets held for sale	(71,120)	(78,333)	(36,063)	(5,812)
Effects of exchange rate changes on cash and cash equivalents	(7,559)	(109)	404	65
Net change in cash and cash equivalents	(75,080)	(19,119)	81,323	13,107
Cash and cash equivalents at beginning of period	193,161	118,081	98,962	15,950
Cash and cash equivalents at end of year	118,081	98,962	180,285	29,057

Operating activities

Net cash used in operating activities amounted to RMB 160.4 million (US$25.8 million) in the year ended December 31, 2014, as compared to net cash used in operating activities of RMB 160.5 million in the year ended December 31, 2013 and net cash used in operating activities of RMB 32.0million in the year ended December 31, 2012.

Net cash used in operating activities in the year ended December 31, 2014 was primarily attributable to net loss of RMB 1,082.6 million (US$174.5 million), an increase in prepaid and other current assets of RMB 65.0 million (US$10.5 million), an decrease in amount of accrued and other liabilities of RMB 15.0 million (US$2.4 million), and deferred tax of RMB 28.1 million (US$4.5 million), partially offset by depreciation and amortization of RMB 86.6 million (US$14.0 million), a loss in extinguishment of debt of RMB 143.9 million (US$23.2 million), an increase in interest expense of RMB 121.8 million (US$19.6 million), an increase in share-based compensation of RMB 157.4 million (US$25.4 million), an increase in impairment loss of RMB 292.6 million (US$47.2 million), an increase in amount of bad debt provision of RMB 151.1 million (US$24.4 million), an decrease in other non-current assets of RMB 10.2 million (US$1.6 million), an increase of deferred revenue of RMB 39.8 million (USD$6.4 million) and an decrease in accounts receivable of RMB 25.3 million (USD$4.1 million), due to the allowance for doubtful accounts.

Net cash used in operating activities in the year ended December 31, 2013 was primarily attributable to net loss of RMB 910.2 million, an increase in prepaid and other current assets of RMB 56.7 million, deferred tax of RMB 32.1million, an increase in other non-current assets of RMB 19.8 million, and an increase in accounts receivable of RMB 64.1 million due to the allowance for doubtful accounts, partially offset by disposal loss of RMB 249.6 million, depreciation and amortization of RMB 129.8 million, an increase in amount of bad debt provision of RMB 128.6 million, an increase in amount accrued and other liabilities of RMB 226.9 million, an increase of deferred revenue of RMB 12.2 million.

Investing activities

Net cash provided by investing activities amounted to RMB 112.0 million (US$18.1 million) in the year ended December 31, 2014 as compared to RMB 65.9 million net cash inflow in the year ended December 31, 2013 and RMB 457.9 million net cash outflow in the year ended December 31, 2012.

Net cash provided by investing activities in the year ended December 31, 2014 was mainly from disposal of subsidiaries of RMB 135.0 million (US$21.8 million), partially offset by the purchase of property and equipment of RMB 6.5 million (US$1.0 million), placement of term deposits of RMB 10.2 million (US$1.6 million), and prepayment of leasehold improvement of RMB 8.1 million (US$1.3 million).

Net cash provided by investing activities in the year ended December 31, 2013 primarily related to the proceed from disposal of subsidiaries of RMB 39.7 million, proceed from transferring financial assets of RMB 35.0 million, and maturity of term deposit of RMB 26.8 million, partially offset by purchase of property and equipment of RMB 23.2 million and prepayment of leasehold improvement of RMB 8.5 million.

Financing activities

Our financing activities consist primarily of short-term and long-term borrowings. Net cash provided by financing activities amounted to RMB 87.0 million (US$14.0 million) in the year ended December 31, 2014, as compared to RMB 82.9million in the year ended December 31, 2013 and RMB 76.8 million in the year ended December 31, 2012.

Net cash provided by financing activities in the year ended December 31, 2014 was attributable to proceeds from convertible loan of RMB 109.3 million (US$17.6 million), and proceeds from short-term borrowings of RMB 54.4 million (US$8.8 million), partially offset by repayments on short-term borrowings of RMB 77.0 million (US$12.4 million).

Net cash provided by financing activities in the year ended December 31, 2013 was attributable to proceeds from issuance of ordinary shares, net of expenses of RMB 62.7 million, and proceeds from short-term borrowings of RMB 146.5 million, partially offset by repayments on short-term borrowings of RMB 108.1 million and repayments of convertible loan of RMB 18.3 million.

Cash and cash equivalents included in assets held for sale

Cash and cash equivalents included in assets held for sale amounted to RMB 71.1 million in the year ended December 31, 2012, which is the cash balance of Taishidian Holding, 21st School and Jinghan Group. Cash and cash equivalents included in assets held for sale amounted to RMB 78.3 million and RMB 36.1 million (US$5.8 million) in the year ended December 31, 2013 and 2014, which are the cash balance of Jinghan Group.

Short-term borrowings

During 2012, 2013 and 2014, we and our affiliated entities entered into various short-term loan agreements in the aggregate amount of RMB 60 million, RMB 92.4 million and RMB 39.6 million (US$6.4 million), respectively, with terms less than one year.

Short-term borrowings consisted of the following:

		As of December 31
		2013	2014
	Maturities	RMB	RMB
Secured short-term borrowings from third party		50,000	-
Unsecured short-term borrowings from third parties	February 2014 to September 2015	20,800	11,800
Unsecured short-term borrowings from individuals	October 2013 to November 27, 2015	21,630	27,833
Total Short-term borrowings		92,430	39,633

The weighted average interest rate of short-term loans outstanding was 19.99% per annum as of December 31, 2013 and was 14.80 % per annum for the borrowings outstanding from third parties and individuals as of December 31, 2014. The fair values of the short-term loans approximate their carrying amounts. The weighted average short-term borrowings for the years ended December 31, 2013 and 2014 was RMB 65.0 million and RMB 82.0 million, respectively.

The short-term borrowings incurred interest expenses for the years ended December 31, 2012, 2013 and 2014 amounting to RMB 4.4 million, RMB 6.2 million and RMB 25.1 million, respectively. There was neither capitalization as additions to construction in progress nor guarantee fees for each of three years ended December 31, 2014.

As of the date of the issuance of the financial statements, amounting to RMB 33.6 million of short-term borrowing has been repaid and none of the remaining short-term borrowing has been overdue for repayment.

Convertible Loans

On June 12, 2012 and October 24, 2012, the Group finalized a loan agreement amounting to RMB 125.7 million (US$ 20 million) (“Loan Agreement”) with International Finance Corporation (“IFC”), in which IFC granted the Group a convertible loan (“IFC C Loan”). IFC may at its option convert a minimum of $1,000,000 or its integral multiple of IFC C Loan in whole or in part, at any time prior to the fifth anniversary of the date of the first disbursement of the IFC C Loan, into Class A Ordinary Shares at the conversion price of $10 per ADS ($5 per ordinary share), subject to dilution protection adjustment and registration or an exemption from registration under the Securities Act.

IFC C Loan bears variable rate of 4.5% per annum above 6-month LIBOR, subject to step down provision as follow:

(i)	Within 12 months from the date of the Loan Agreement, 3.5% for future IFC C Loan interest payments if the Borrower’s ADSs trade at an average trading price of US$7.0 or above for any 3 consecutive months period; and

(ii)	At any time prior to the fifth anniversary of the date of the first disbursement of the IFC C Loan, 3% for future IFC C Loan interest payments if the Borrower’s ADSs trade at an average trading price of US$ 12.0 or above for any 4 consecutive months period.

The IFC C Loan was disbursed to the Group on October 22, 2012, with repayment schedule of 2 equal semi-annual installments starting on November 15, 2017. The IFC C Loan was not allowed to pay back in advance of the payment schedule.

Management has determined that the conversion feature embedded in the convertible loan should not be bifurcated and accounted for as a derivative, since the embedded conversion feature is indexed to the Company’s own stock and would have been classified in shareholders’ equity if it was a free-standing derivative instrument.

Since the conversion price of the IFC C Loan exceeds the market price of the Company’s ordinary shares on the date of issuance, no portion of the proceeds from the issuance was accounted for as the beneficial conversion feature, and was treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component. Costs incurred by the Company that were directly attributable to the issuance of IFC C Loan amounting to approximately RMB 3.4 million (US$0.6 million), were deferred over loan period and being charged to the consolidated statements of operations and other comprehensive loss using the effective interest rate method. The issuance cost was fully charged as of December 31, 2014 as the IFC C loan was expired due to the Company triggering default event as mentioned below. The front fee paid to IFC amounting to RMB 4.9 million, were deferred over loan period and being treated as debt discount deducting the proceeds at inception and accretion during the loan period with effective interest method. The amortization of front fee was RMB 4.9 million, RMB 0.1 million and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

Management further determined that the interest rate change feature (“IRCF”) embedded in the convertible loan is required to be bifurcated and accounted for as a derivative asset. The fair value of the IRCF as of issuance date was RMB 0.4 million (US$0.1 million) and bifurcated from the Loan of RMB 121.1 million (US$20 million) and included in debt discount, which is amortized over the loan period, using the effective interest rate method. The change in the fair value of the embedded derivative assets was recognized as interest expense from revaluation of embedded derivative in the consolidated statements of operations and comprehensive income (loss). By the end of December 31, 2013, the IRCF was cancelled due to the Company triggering default event as mentioned below.

In connection with the Loan Agreement, the Company signed a Registration Rights Agreement, which requires a liquidated damages in the amount of 0.5% of the aggregate outstanding principal amount of the IFC C Loan for each 30 day period subject to a liquidated damages cap of 6.0% of the aggregate outstanding principal amount of the IFC C Loan, should the Company fail to comply with the following significant terms:

(i)	Requires registration statement to be declared effective within 30 days of disbursement of the IFC C Loan in the event there are no SEC comments, and within 90 days of disbursement of the IFC C Loan in the event there are SEC comments (the “Effectiveness Deadline”).

(ii)	Requires the Company to maintain the effectiveness of the registration statement until the earlier of (a) the date when all registrable securities have been resold, (b) the date when all registrable securities may be resold under Rule 144 without regard to information, volume or manner of sale requirements or (c) the date one year after the IFC C Loan is converted into ordinary shares.

As stated below, the Registration Rights Agreement was terminated and that no party to the Registration Rights Agreement will have any liability in respect of any breach of that agreement on or before the effective date. As of December 31, 2013, no such liability was accrued accordingly.

On April 29, 2013, the Company signed an Amendment Agreement with IFC (the “First Amendment”), pursuant to which, the disbursed IFC C Loan will be repaid based on an agreed schedule before September 30, 2013. Management believes that the First Amendment was not qualified as debt extinguishment in accordance with ASC Topic 470, since the present value of the cash flows under the terms of the amended debt instrument was less than 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.

On the third payment date, specified as at June 30, 2013, the Company failed to pay principal and interest, which triggered one of the Default Events defined in the Loan Agreement.

Subsequently, IFC transferred its participation in the loans to Sir Leslie Porter & Son Limited on August 20, 2013 and Sir Leslie Porter & Son Limited transferred its participation in the loans to the CEIHL on September 17, 2013. No any amendment was made in these two transfers.

The Company accrued a penalty interest on the amount of the payment due and unpaid with 2% per annum above the interest rate. As of December 31, 2013, the penalty interest was RMB 1.1 million.

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

On May 5, 2014, the Company entered into Restructuring Agreement with CEIHL, according to which, CEIHL, will provide for funding for the Company approximately RMB 290.6 million (US$48 million) in total, comprising the amounts paid, or procured to be paid, by CEIHL or its nominee in satisfaction of and/or discharge of and/or to purchase certain onshore debt with estimated pay off value of approximately RMB 80 million; and the remaining as defined in USD Facility Loan Agreement, which was agreed by both parties in Second Amendment and Restated Loan Agreement. To the extent that the onshore debt is less than the expected pay off value, CEIHL shall lend a corresponding additional amount of funds to the Group offshore and the total amount paid under this Restructuring Agreements thus equals US$48 million(and no less), in exchange for a right to convert the principal outstanding under the USD Facility Agreement (as may be increased in accordance with this clause, but not taking into account any principal that relates to capitalized interest) into an aggregate of not more than an 85% economic interest in the Company, with 50.1 % of the voting rights in the Company.

In connection with the restructuring plan, on May 13, 2014, the Group signed Amendment and Restatement Agreement to the Loan Agreement (“the Loan Agreement”) with CEIHL. The parties to the Loan Agreement have agreed to amend and restate the terms and conditions of the IFC C Loan as set out in this Agreement. Pursuant to the Loan Agreement, 1) the Registration Rights Agreement under IFC C Loan was terminated; 2) CEIHL agrees that it shall advance by way of an IFC D Loan to the Group, which was defined in the Second Amendment and Restated Loan Agreement signed by the same parties on the same day with the Loan Agreement.

Subject to the Second Amendment and Restated Loan Agreement, the IFC C Loan consisting of a principal amount of RMB 104.0million(US$17.0 million); and the IFC D Loan consisting of a principal amount of approximately RMB 85.5 million (US$14.0 million); and the other loans consisting of a principal amount of approximately RMB 104.1 million (US$17.0 million). The entire amount of the Convertible Loan (consisting of an aggregate principal amount of US$48 million which is convertible into an aggregate of 972,782,696 Class A Ordinary Shares. Accordingly, the conversion rate is US$ 0.0493 per share.

The Maturity Date of these loans is 3 years after the date of the Effective Date, which is defined as the date of the discharge of the JPLs in accordance with the Restructuring Agreement. The interest rate is 3% per annum for any interest period and applied to the both loans. Under the Second Amendment and related financing documents, and under the IFC D Loan Facility, CEIHL assigned approximately RMB 30.6 million (US$5 million) each of its commitments to Baring Private Equity Asia V Holding (4) limited (“Baring”) and SummitView.

According to the Second Amendment, the IFC C Loan was substantially amended by decreasing the conversion rate from US$5 per share to US$ 0.0493 per share. As a result, the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) was substantially changed. According to ASC Topic 470, if it is determined that the original and new debt instruments are substantially different, and the new debt instrument shall be initially recorded at fair value, and that amount shall be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument. Therefore, the amended IFC C loan was initially recorded at fair value, amounting to RMB 254.2 million (US$41.5 million) as of May 13, 2014. As comparing to the carrying value of original IFC C Loan consisting of a principal amount of RMB 104.0 million (US$17.0 million) and accrued interest payable amounting to RMB 6.9 million (US$1.1 million), a loss from extinguishment of debt with amounting to RMB 143.9 million (US$23.4 million) was recognized in 2014.

Due to the fact that the Company was under provisional liquidation at the time of restructuring, favorable convertible loans, which were reflected in a lower conversion price as compared to the fair value of the Company’s ordinary share at the commitment date, was granted to new investors for the purpose of obtaining necessary funding to solve the liquidity issues. As of the commitment date, the fair value of the Company’s ordinary share in a fully diluted basis was US$ 0.1155, while the conversion price was US$ 0.0493. Accordingly, it had a beneficial conversion feature (“BCF”) that is in the money at the commitment date. According to ASC Topic 470, the BCF was measured initially at its intrinsic value, which was calculated at the commitment date as the difference between the conversion price (see paragraph 470-20-30-5) and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible. The intrinsic value of the BCF was recorded as loan discount and credited to additional paid-in capital at the initial recognition and amortized as interest expense from the date of issuance to the earliest conversion date.

In addition, if the intrinsic value of the BCF is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF shall be limited to the amount of the proceeds allocated to the convertible instrument. As a result, the discount of the convertible loan was limited to the proceeds of RMB300.6 million (US$49.1 million).

On August 31, 2014, CEIHL entered a Share Interest Assignment Agreement (“Assignment Agreement”) with New Flourish Holding Limited (“New Flourish”), an entity control by CEO of the Company. Pursuant to the Assignment Agreement, CEIHL agreed to sell 170,368,902 shares at a favorable consideration of US$5.8 million with payment schedule of 3 equal annual installments starting on August 31, 2016. The Company recorded it as share-based compensation expenses in the year 2014 amounting to RMB 94.4 million (see note 23).

On September 5, 2014, RMB 224.5 million (US$ 36.7 million) of the Convertible Loan was converted into ordinary shares by CEIHL and SummitView, and the total 755,462,293 converted shares were issued. At the same date, CEIHL transferred 170,368,902 shares to New Flourish according to the Assignment Agreement. After that, CEIHL became the registered holder of 501,508,621 Class A Ordinary Shares, and SummitView became the registered holder of 83,584,770 Class A Ordinary Shares, while New Flourish became the registered holder of 170,368,902 Class A Ordinary Shares. At the conversion date, the converted portion of the remaining unamortized loan discount (loan premium) was recognized as interest expense, and the loan discount (loan premium) of the unconverted portion will continue to be amortized after the conversion. Nominal interest accrued but not paid was credited to the Company’s equity at the time of the conversion. The interest expenses from Convertible Loan, including the amortization of BCF, amounting to RMB 98.7 million were recorded in the year ended December 31, 2014.

On March 5, 2015, CEIHL converted US$6.3 million of the Convertible Loan and became the registered holder of 133,735,632 Class A Ordinary Shares. In total, CEIHL owns 635,244,253 Class A Ordinary Shares, representing 56.05% ownership interest. On the same date, Baring converted US$5 million of the Convertible Loan and became the registered holder of 83,584,770 Class A Ordinary Shares. In total, Baring owns 98,413,450 Class A Ordinary Shares, representing 8.68% ownership interest.

Capital expenditures

Our capital expenditures were RMB 204.9 million, RMB 23.2 million and RMB 6.5 million (US$1.0 million) in the fiscal years ended December 31, 2012, 2013 and 2014, respectively. These capital expenditures were incurred primarily for investments in facilities, leasehold improvements, equipment and technology.

Holding company structure

We conduct our operations primarily through our wholly-owned subsidiary in China, Beijing Ambow Online Software Co. Ltd., or Ambow Online, and its affiliated PRC entities, which we collectively refer to as our VIEs and their respective subsidiaries.

As a result, our ability to pay dividends and to finance any debt we may incur depends primarily upon dividends paid by Ambow Online and fees paid by Ambow Sihua, Ambow Shanghai and Ambow Shida and their subsidiaries to Ambow Online for sales of services and products. Fees paid by VIEs and subsidiaries are mainly for sales of services and products and management consulting fees. The aggregate amount that VIEs and subsidiaries had paid to Ambow Online were RMB 81.1 million, RMB 0.04 million and nil for the years ended December 31, 2012, 2013 and 2014, respectively, and the aggregate amount of fees payable from the VIE and subsidiaries to Ambow Online were RMB 88.2 million, RMB 0.04 million and nil, as of December 31, 2012, 2013 and 2014, respectively.

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

Ambow Sihua, Ambow Shanghai and Ambow Shida own and/or operate private schools, tutoring and career enhancement centers in China. At the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of four of our private schools that do not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school (as determined under the generally accepted accounting principles of the PRC), if any. See “Item 3.D —Key Information—Risk Factors—Risks related to regulation of our business and our corporate structure—Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Inflation

Inflation in China has not materially impacted our results of operations in recent years. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent accounting pronouncements

See Note 3(hh) of Notes to consolidated financial statements for recent accounting pronouncements that could have an effect on us.

C.	Research and Development, Patents and Licenses

We have an in-house research and development team with 57 full-time software and educational professionals as of December 31, 2014 help to develop and update our educational content based on the latest official local government curriculum of each of our specific subjects. We integrate the best content from our acquired schools, tutoring centers, college and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. In 2012, 2013 and 2014, we spent RMB 31.8 million, RMB 19.5 million and RMB 12.3 million (US$2.0 million), respectively, on research and development expenses.

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

On October 26, 2011, Dr Jin Huang, chief executive officer of the company, and holder of more than 10% interest in the voting power of the company, entered into a participation agreement with, among others, The Baring Asia Private Equity Fund V., L.P. (the “Participation Agreement”). Pursuant to this agreement, Campus Holdings Limited (“Campus”), an affiliate to The Baring Asia Private Equity Fund V., L.P., agreed to invest up to USD50.0 million to purchase Class A Ordinary Shares of the company through a series of private transactions and on the open market through purchases of American Depositary Shares. See Note 23 to the financial statements for further details.

On August 31st, 2014, China Education International Holdings Limited (“CEIHL”) and New Flourish Holdings Limited (“New Flourish”), a British Virgin Islands company, entered into a Share Interest Assignment Agreement (“Agreement”). According to the agreement, CEIHL agrees to sell 170,368,902 shares to New Flourish at a total consideration of US$5.8 million. See Note 23 to the financial statements for further details.

F.	Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2014.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Short-term borrowings	39.6	39.6	-	-	-
Operating lease obligations*	303.4	95.8	102.4	33.3	71.9
Consideration payable for acquisitions and others	15.9	15.9	-	-	-
Total	358.9	151.3	102.4	33.3	71.9

* Includes RMB 175.36 million for Jinghan Group, which was disposed of in early April 2015.

As of December 31, 2014, our cash consideration obligations related to our past acquisitions were RMB 15.9 million (US$2.6 million).

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of December 31, 2014.

Name	Age	Position

Jin Huang	49	President, Chief Executive Officer and Chairman of the Board
Kia Jing Tan	42	Acting Chief Financial Officer
Senlei Huang	45	Vice President, Sales
Xuejun Xie	49	Vice President, Human Resources and Administration
Jianguo Xue	49	Vice President, Sales
Yanhui Ma*(2)	55	Director
Yigong Justin Chen (1)	45	Director
Ping Wu (2)	50	Director
Winston Sim(1)	43	Director
John Robert Porter (3)	62	Director
R. Ralph Parks(3)	71	Director

* Yanhui Ma has been appointed as our third Audit Committee member since February 2015.

(1)  Member of the audit committee

(2)  Member of the compensation committee

(3) Corporate governance committee

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

Xuejun Xie has served as our Vice President, Human Resources and Administration since 2000. Prior to joining Ambow, Ms. Xie taught biology at Sichuan Normal University from July 1988 to October 1999. Ms. Xie holds a bachelor’s degree in biology from East China Normal University.

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

Yanhui Ma has joined the board of directors in May 2014. Dr. Ma is an independent non-executive director of the Company. Dr. Ma has been involved in the creation, funding and development of several healthcare companies, especially joint venture corporations between China and the United States. Dr. Ma also served on the board of directors of several healthcare related corporations he founded or co-founded in the US and China, including Sinocare and SinoMed. Dr. Ma organized and co-founded the International Drug Delivery Society and served as Vice Chairman of the Society previously. He also served as the Vice President of US Silicon Valley Chinese Business Association.

Mr.Justin Chen has served a member of our board of directors since March, 2013. Mr. Justin Chen is a counsel at PacGate Law Group. He is a California licensed attorney and is qualified to practice before the United States Patent and Trademark Office. Justin Chen graduated from the University of lowa, College of Law in 1998, with a Juris Doctor degree and graduated from Peking Universtiy, Department of Biochemistry with a bachelor’s degree in 1992 and obtained his Master of Biochemistry and Juris Doctor degrees, both from University of lowa in 1995 and 1998, respectively.

Ping Wu has served a member of our board of directors since June, 2013. Dr. Ping Wu is the co-founder of Summitview Capital China Venture Capital Funds and has invested in more than 30 start-up companies since 2010. Prior to co-founding Summitview Capital, he was the co-founder and has served as President, Chief Executive Officer and Chairman of board of directors of Spreadtrum Communications Inc, a Nasdaq listed leading fables semiconductor provider in China with Advanced technology in 2G,3G and 4G wireless communications standards, since its inception in April 2001.Dr.Ping Wu served as Senior Director at Mobilink Telecon Inc. from 1997 until 2001. Prior to 1997, Dr.Wu served as Sr. Design Manager of Trident Microsystems, Inc. Dr. Wu holds a Bachelor of Science degree in electrical engineering from Tsinghua University and a master degree and Ph.D. degree in electrical engineering from the China Academy of Aerospace Aerodynamics.

Mr. Winston Sim has served a member of our board of directors since June, 2013. Mr. Winston Sim has been a managing partner of WS Associates, a Singaproe accounting firm, since 2003. Prior to that, he worked with KPMG Singpore as an audit assistant/senior audit associate from 1997 to 1999 and an audit manager/senior audit manager from 2000 to 2003. Mr. Winston Sim is a Certified Public Accountant in Singapore(CPA), a Chartered Accountant (CA) and a fellow of the Association of Chartered Certified Accountants (FCCA).

Mr. John Robert Porter has served as a member of our board of directors since May 2014. Mr. Porter is an independent non-executive director of the Company. Mr. Porter is also a director of China Education Investment Holding Limited (“CEIHL”). Mr. Porter is an English billionaire businessman and philanthropist, best known as the grandson of Sir Jack Cohen, Founder of Tesco and son of Dame Shirley Porter. Mr. Porter obtained degrees from Oxford, the Institute d’Etudes Politiques in Paris, and Stanford University Business, where he is also on the advisory council.

Mr. R. Ralph Parks has served as a member of our board of directors since May 2014. Mr. Parks is a former managing director of Merrill Lynch and general partner of Goldman Sachs. Mr. Parks is an independent non-executive director of the Company. Mr. Parks is currently a managing director and Co-Founder of Gobi Capital, and a non-executive director of Siam Commercial Bank, Thailand, and Asia American Gas Limited, PRC.

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

During 2014, the aggregate cash compensation that we paid to our executive officers as a group was RMB 5.0 million (US$0.8million), which includes bonuses, salaries and other benefits that were earned in 2013 and paid in 2014. During 2014, we did not pay any cash compensation to our non-employee directors. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

As of December 31, 2014, options to purchase an aggregate of 6,049,475 Class B Ordinary Shares under our 2005 Stock Plan had been granted to our executive officers, options to purchase an aggregate of 231,280 Class A Ordinary Shares under 2010 Equity Incentive Plan had been granted to our executive officers. The exercise prices of such equity awards range from US$0.00033 to US$4.63 per ordinary share and have expiration dates ranging from February 3, 2015 to August 22, 2021.

As of December 31, 2013 and 2014, options granted to employees to purchase 11,476,476 and 10,774,581 shares of ordinary shares and to non-employees to purchase 2,043,625 and 2,043,625 shares of ordinary shares were outstanding, and options to purchase 22,326,994 and 23,028,889 ordinary shares were still available for future grants. It is the Company’s policy to issue new shares upon share option exercise. We recorded share-based compensation expenses of RMB 5.1 million during the years ended December 31, 2014. As of December 31, 2014, there was RMB 2.3 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 0.60 years.

On October 14, 2014, the Board of Directors granted 24,340,771 shares of the restricted stock to the Board members who are not employees of the company. We recorded share-based compensation expenses of RMB 3.6 million for the restricted stock as of December 31, 2014 and the unrecognized share-based compensation expenses was amounting to RMB 13.6 million as of December 31, 2014 with a weighted average remaining contractual term of 2.63 years. For share-based compensation of directors and executive officers, please refer to Note 16.

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

The following table summarizes, as of December 31, 2014, the share options and other equity awards granted to our executive officers under our 2005 Stock Plan and 2010 Equity Incentive Plan or pursuant to other arrangements approved by our board of directors:

Name	Ordinary Shares Underlying Options Granted		Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Dr. Jin Huang	2,957,000		US$	4.63	02/25/10	02/24/20

Yigong Chen		*	US$	0.00	02/04/05	02/03/15

Tan Kia Jing		*	US$	3.73	02/10/09	02/09/19
		*	US$	4.63	02/25/10	02/24/20
		*	US$	3.90	02/25/11	24/02/21

Senlei Huang		*	US$	1.95	04/08/08	04/07/18
		*	US$	3.73	02/10/09	02/09/19
		*	US$	4.63	02/25/10	02/24/20
		*	US$	2.71	08/23/11	08/22/21

Xuejun Xie		*	US$	0.00	02/04/05	02/03/15
		*	US$	0.12	08/04/06	08/03/16
		*	US$	1.95	08/26/08	08/25/18
		*	US$	4.63	02/25/10	02/24/20

Jianguo Xue		*	US$	0.00	02/04/05	02/03/15
		*	US$	1.95	08/26/08	08/25/18
		*	US$	4.63	02/25/10	02/24/20

*	Less than 1% of the outstanding ordinary shares

Our non-employee directors have received share options.

Restricted Stock Awards

On October 14, 2014, the Board of Directors granted 24 million shares of the restricted stock to the Board members who are not employees of the company. The number of shares of restricted stock subject to each award shall be determined by dividing US$ 200 by the Cayman Court approved price per share of the Group’s ordinary shares on May 14, 2014. The awards shall vest at a rate of 1/36th per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board.

C.	Board Practices

As of December 31, 2014, our board of directors consisted of seven directors.

Under our Fourth Amended and Restated Articles of Association, our board of directors shall consist of up to seven members divided into three classes, each with a term of three years. In 2013 and 2014, as a result of the resignation of certain Board members and due to the appointment of the JPLs, as fully described in Item 4A, we were unable to comply with this structure. As previously disclosed, upon the satisfaction of conditions and deliverables under the Restructuring Agreement and associated agreements to implement the Restructuring Plan, the Cayman Court approved the return of management to the our Board of Directors as reconstituted pursuant to the Restructuring Plan. The reconstitution of the Board occurred on May 13, 2014, which resulted from the resignation of two directors and the appointment of three new directors (two of whom are independent directors). The new Board consists of four existing directors: Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, and Mr. Winston Sim; and three new directors: Mr. John Porter, Mr. Ralph Parks and Dr. Yan Hui-Ma.

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

We have a staggered board. The Directors are divided into Class I, Class II and Class III, respectively and are assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors.

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

After the restructuring of the company happened in May 2014, we will review and re-elect the directors for another full term of three years.

The following table sets forth the names and classes of our directors as of the date of this annual report:

Class I	Class II	Class III

R. Ralph Parks	Ping Wu	Jin Huang
Yigong Justin Chen	Winston Sim John Robert Porter	Yanhui Ma

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

Committees of our board of directors

We have established an audit committee, a compensation committee. We have adopted a charter for each of these committees. These committees’ members and functions are briefly described below. As a Cayman Islands company, we are not required to and we have not formed a separate nominating or corporate governance committee of the board, but we have one in place. Our full board of directors will perform the functions performed by such committee.

Audit committee

Our audit committee consists of Yigong Justin Chen and Winston Sim, each of whom meets the independence standards of the NYSE and the SEC. Yigong Justin Chen is the Chairperson of our audit committee. Mr. Winston Sim serves as our audit committee financial expert. We appointed Yanhui Ma as our third audit committee member in February 2015. The responsibilities of our audit committee include, among other things:

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

Compensation committee

Our compensation committee consists of Dr. Yanhui Ma and Dr. Ping Wu, each of whom is an “independent director” as that term is used in the NYSE corporate governance rules. Ping Wu is the Chairperson of our compensation committee. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The responsibilities of our compensation committee include, among other things:

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

As of December 31, 2014, we and our subsidiaries had 4,754 full-time employees, and 863 part-time employees, respectively. As of December 31, 2014, we had the following numbers of full-time employees by department: 909 in selling and marketing, 1,246 in general and administrative functions, 57 in research and development, and 2,542teachers. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares on March 31, 2015 by:

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

On January 21, 2015, Spin-Rich Ltd., a British Virgin Islands company that is wholly owned by Dr. Jin Huang, converted all of its 12,600,000 Class B Ordinary Shares into Class A Ordinary Shares on a one for one basis. As an affiliate of Spin-Rich, Ltd., upon the conversion of Spin-Rich, Ltd.’s Class B Ordinary Shares, Dr. Huang’s ownership of Class B Ordinary Shares was reduced below 5%. As a result, in accordance with the Company’s Memorandum & Articles of Association, all of the outstanding Class B Ordinary Shares held by shareholders other than Spin-Rich, Ltd., were automatically converted into Class A Ordinary Shares on a one-for-one basis. As a result, we now only have Class A Ordinary Shares issued and outstanding.

The percentage of shares beneficially owned and votes held by each listed person is based upon 1,133,425,382 ordinary shares outstanding as of March 31, 2015, all of which are Class A Ordinary Shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2015. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the principal address of each of the shareholders below is c/o Ambow Education Holding Ltd., 18th Floor, Building A, Chengjian Plaza, No. 18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, China.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of March 31, 2015, certain information concerning the beneficial ownership of the Class A Shares by (i) each shareholder known by the Company to own beneficially five percent or more of the outstanding Class A Shares; (ii) each director and the nominee for director of the Company; (iii) each executive officer of the Company; and (iv) all executive officers and directors of the Company as a group, and their percentage ownership and voting power.

Unless otherwise indicated, the address of such individual is c/o Ambow Education Holding Ltd., 18th Floor, Building A, Chengjian Plaza, No. 18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, China.

Name	# of Class A Shares	Percentage of Total Class A Shares (%)

Jin Huang (2)	133,132,402	11.75
Kia Jing Tan	-	-
Senlei Huang	-	-
Xuejun Xie	-	-
Jianguo Xue	-	-
Yigong Justin Chen	-	-
Ping Wu (3)	98,251,973	8.67
Winston Sim	-	-
John Porter (4)	635,244,253	56.05
Ralph Parks	-	-
Yan Hui-Ma	-	-
All executive officers and directors of the Company as a group (11 persons)(5)	891,666,623	78.67

5% and Greater Shareholders	# of Class A Shares	Percentage of Total Class A Shares (%)

China Education Investment Holding Ltd.(6)	635,244,253	56.05
Jin Huang (2)	133,132,402	11.75
Summitview Investment Fund I, L.P. (7)	98,251,973	8.67
Investment entities affiliated with Baring Private Equity (8)	98,413,450	8.68

(1)	In computing the number of Shares beneficially owned by a person and the percentage ownership of a person, Shares subject to options, warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such Shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Shares.

(2)	Dr. Huang owns 133,132,402 Class A Shares, out of which 12,600,000 was converted from Class B Shares on January 21, 2015.

(3)	The Class A Shares are held by SummitView Investment Fund I, L.P. Mr. Wu disclaims beneficial ownership of all Shares held by SummitView Investment Fund I, L.P., except to the extent of his pecuniary interest therein. The business address of Mr. Wu is Room 1101, Block E of Poly Plaza, No. 18 Dongfang Road, Shanghai 200120, China.

(4)

Mr. Porter is the sole director of China Education Investment Holding Limited. As the sole director, he has sole voting and dispositive power over the 501,508,621 Class A Shares, which represent in the aggregate approximately 54.6% of the Class A Shares deemed outstanding, under Rule 13d-3 pursuant to the terms of the Loan Agreement described in Item 4 of CEIHL’s Schedule 13D filed on September 9, 2014. Pursuant to Rule 13d-3, the entire amount of the Convertible Loan (consisting of an aggregate principal amount of US$48 million which is convertible into an aggregate of 972,782,696 Class A Shares pursuant to the Loan Agreement following approval by the Issuer’s shareholders of an increase of 149,339,530 Class A Shares in the authorized share capital of the Issuer) of which to date 501,508,621 shares have been converted and issued, was deemed to be converted for purposes of calculating the total amount of outstanding Class A Shares and percentages of the Class A Shares owned by the Reporting Person. Consequently, all Class A Share amounts and percentages have been determined by assuming full conversion of the Convertible Loan into Class A Shares.

On September 5, 2014, CEIHL converted US$31.7 million of the Convertible loans and became the registered holder of 501,508,621 Class A Ordinary Shares.

On March 5, 2015, CEIHL converted US$6.3 million of the Convertible Loan and became the registered holder of 133,735,632 Class A Ordinary Shares. In total, CEIHL owns 635,244,253 Class A Ordinary Shares, representing 56.05% ownership interest.

(5)	Includes Class A Shares and options to purchase Class A Shares held by all of our directors and executive officers as a group.

(6)	China Education Investment Holding Limited owns 501,508,621 Class A Shares, which represent in the aggregate approximately 54.6% of the Class A Shares deemed outstanding, under Rule 13d-3 pursuant to the terms of the Loan Agreement described in Item 4 of CEIHL’s Schedule 13D filed on September 9, 2014. Pursuant to Rule 13d-3, the entire amount of the Convertible Loan (consisting of an aggregate principal amount of US$48 million which is convertible into an aggregate of 972,782,696 Class A Shares pursuant to the Loan Agreement following approval by our shareholders of an increase of 149,339,530 Class A Shares in the authorized share capital of the Issuer) of which to date, 501,508,621 Shares have been converted and issued, was deemed to be converted for purposes of calculating the total amount of outstanding Class A Shares and percentages of the Class A Shares owned by the Reporting Person. Consequently, all Class A Share amounts and percentages have been determined by assuming full conversion of the Convertible Loan into Class A Shares. Mr. John Porter, is the sole director of CEIHL and is deemed to be the beneficial owner of the Shares.

On September 5, 2014, CEIHL converted US$31.7 million of the Convertible loans and became the registered holder of 501,508,621 Class A Ordinary Shares.

On March 5, 2015, CEIHL converted US$6.3 million of the Convertible Loan and became the registered holder of 133,735,632 Class A Ordinary Shares. In total, CEIHL owns 635,244,253 Class A Ordinary Shares, representing 56.05% ownership interest.

(7)	SummitView Investment Fund I, L.P. owns 98,251,973 Class A Shares.
(8)

Includes 3,411,650 Class A Ordinary Shares held by Baring Private Equity Asia V Holding (4) Limited, and 11,417,030 Class A Ordinary Shares held by Campus Holdings Limited. Baring Private Equity Asia V Holding (4) Limited and Campus Holdings Limited each has its principal office at Columbus Center, 2nd Floor, Suite 210, Road Town, Tortola, British Virgin Islands. The Baring Asia Private Equity Fund V, L.P. and The Baring Asia Private Equity Fund V Co-Investment L.P. as the joint shareholders of Baring Private Equity Asia V Holding (4) Limited and Campus Holdings Limited, may be deemed to have acquired beneficial ownership of an aggregate of 14,828,680 Class A Ordinary Shares. Baring Private Equity Asia GP V Limited, as the general partner of Baring Private Equity Asia GP V, L.P., and Baring Private Equity Asia GP V, L.P., which in turn acts as the general partner of The Baring Private Asia Private Equity Fund V, L.P. and The Baring Asia Private Equity Fund V Co-Investment L.P., each may be deemed to have acquired beneficial ownership of an aggregate of 14,828,680 Class A Ordinary Shares. The Baring Asia Private Equity Fund V, L.P., The Baring Asia Private Equity Fund V Co-Investment L.P., Baring Private Equity Asia GP V, L.P. and Baring Private Equity Asia GP V Limited each has its principal office at P.O. Box 309, Ugland House Grand Cayman, KY 1-1104, Cayman Islands. Jean Eric Salata, as the sole shareholder of Baring Private Equity Asia GP V Limited, may be deemed to have acquired beneficial ownership of an aggregate of 14,828,680 Class A Ordinary Shares. Mr. Salata disclaims beneficial ownership of such shares except to the extent of his economic interest. Mr. Salata’s principal office is at 3801 Two International Finance Center, 8 Finance Street, Central, Hong Kong.

On March 5, 2015, Baring converted US$5 million of the Convertible Loan and became the registered holder of 83,584,770 Class A Ordinary Shares. In total, Baring owns 98,413,450 Class A Ordinary Shares, representing 8.68% ownership interest.

Three shareholders of the VIEs, namely Yisi Gu, Xuejun Xie and Jianguo Xue are also beneficial owners of the company. As of March 31, 2015, the aggregated beneficial ownership of the three individuals was less than 2% of the company.

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

As of March 31, 2015, approximately 1,133,425,382 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of March 31, 2015, 1,183,648 ADSs, representing 2,367,296 underlying ordinary shares, were held of record by DTC, the Depository Trust Company, under the nominee name of Cede & Co., on behalf of DTC participants. The number of beneficial owners of our ADS in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

As of December 31, 2014, we had RMB 2.8 million due from certain related parties and owed RMB 8.5 million to certain related parties. For a list of these transactions we have entered into with and the outstanding balances to and from such related parties for the years ended December 31, 2012, 2013 and 2014, see Note 23 in our Notes to consolidated financial statements. We do not believe that such transactions with the related parties require approval from the government.

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

In April 2012, Skillsoft Asia Pacific Pty Ltd. (“Skillsoft”) filed a statement of claim (HCCL19/2013) against the company in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. The complaint seeks a declaration that the contract between the company and Skillsoft remains in full force and effect as well as monetary damages, interest and costs. On 12 December 2013, the Hong Kong court has ordered a summary judgment in favor of Skillsoft for US$0.6 million with interest from October 2011.In addition, Skillsoft filed two claims: a) HCCL20/2013 on June 7, 2013, seeking a payment of US$2.5 million for breach of the contract and US$2.0 million in respect of invoices for pre-paid licensing fees; b) HCCL31/2013 on October 21, 2013 seeking a payment of US$2.0 million for breach of the contract. A without prejudice offer for settlement was made on 18 June 2014: the Company pays to Skillsoft the sum of US$0.6 million with interest (US$0.1 million as at 12 June 2014) and costs (estimated at HK$0.4 million). Subsequently the offer of settlement was not accepted by Skillsoft prior to expiry on 3 July 2014 and has accordingly lapsed. On March 20, 2015, the Honorable Mr Justice Anthony Chan ordered that HCCL19, 20 and 31/2013 be consolidated and proceed as a single action. The claim will now be made by Skillsoft for a consolidated sum of US$7.3 million. As of December 31, 2014, the company has paid US$0.8 million to settle the judgment of HCCL19/2013 made on December 12, 2013. On April 17, 2015 a Re-Amended Statement of Claim was served by Skillsoft in the consolidated action. Additionally, Skillsoft now seeks indemnity for breaches (1) that Ambow failed to use reasonable commercial efforts to market, demonstrate and distribute Skillsoft’s products (2)indemnity for the appointment, by Ambow of re-sellers, sub-distributors and agents without Skillsoft’s express prior permission and (3) an order for specific performance for Ambow to provide Sales Reports for each month in 2012 and 2013 and make available for inspection and audit all accounting, sales, and customer service books and records. The company also believes that it is too early to assess the potential outcome of these claims as no particulars of these claims have been provided by Skillsoft yet.

In February 2013, Changsha K-12 Experimental School was involved in a civil lawsuit in Hunan Province High Court, a cooperation dispute on host right of Changsha K-12 Experimental School, amounting to RMB 168.0 million as the plaintiff’s claim. On November 13th, 2014, Hunan Province High Court made the decision that all the claims of the plaintiff were overruled. The case has been appealed to the Supreme Court of PRC. Now the company is waiting for the court notice of the second instance.

In November 2014, Beijing Ambow Online Software Company Ltd. filed an administrative lawsuit to Beijing Haidian District Court, with the Eighth Tax Office of National Tax Bureau in Beijing Haidian District as the defendant. The defendant made a tax notice on August 18th, 2014 that the company’s preferential tax qualification was cancelled because of tax evasion in 2011 and the company needed to pay the enterprise income tax already exempted, which was RMB 7.3 million. Until December 31st, 2014, the overdue fee has been accrued to RMB 3.4 million and the total amount to be paid has been accrued to RMB 10.7 million, the claim is to revoke the tax notice. On March 13th, 2015, the court ruled that the lawsuit was rejected. If the plaintiff refuses to accept the ruling, appeal can be filed within 10 days of the receipt of the ruling. On March 20, 2015, the Company has filed an appeal on Beijing First Intermediate People's Court. Now the Company is waiting for the court notice of the second instance. An income tax payable of RMB 10.7 million has been recognized for the loss contingency as of December 31, 2014.

On June 11, 2012, the Company was named as a defendant in a putative securities class action filed in the U.S. District Court for the Central District of California. The complaint also named as defendants current officer of Ambow, Jin Huang, and former officer Paul Chow. On June 22, 2012, a second putative securities class action complaint was filed in the Central District of California against Ambow, Chow and Huang. On November 19, 2012, the Judge issued an order consolidating the two cases and appointing Tianqing Zhang as lead plaintiff. On February 18, 2013, plaintiffs filed a consolidated amended complaint against Ambow and eight individual defendants, sought recovery on behalf of all persons and entities that purchased or otherwise acquired Ambow’s American Depositary Shares on the New York Exchange from the date of its initial public offering on August 5, 2010 through July 5, 2012 for allegedly false and misleading statements concerning Ambow’s operations and financial results in the Company’s public filings with the U.S. Securities and Exchange Commission. On May 3, 2013, plaintiffs filed a second consolidated amended Complaint. On March 17, 2014, plaintiffs filed a third amended complaint asserting the same claims against the same defendants. On March 24, 2014, Judge entered a scheduling order pursuant to which defendants’ motions to dismiss the third amended complaint are due by May 19, 2014. On or around May 12, 2014, counsel for the parties agreed upon the principal terms of a settlement. The settlement provides for a total payment of RMB 9.1 million (US$ 1.5 million) by the Company’s insurer to the plaintiff class, in exchange for complete dismissal and release of all claims that were or could have been asserted in the action against the Company and named defendants. At the final approval hearing, held on March 16, 2015, Plaintiffs reported that they had not received any objections to the proposed settlement, not any request from individuals to be excluded from the settlement class. At March 16 hearing, the Court granted Plaintiffs’ motion for final approval of the class action settlement and attorney fees and costs, thereby terminating this litigation subject to the payment of the settlement amount. By the date of issuance of this report, the Company has not received the full dismissal and release letter from the court yet.

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

On October 6, 2014, our ADSs (each representing two Class A Ordinary Shares) were removed from listing on the New York Stock Exchange LLC (the “NYSE”). Prior to that time, our ADSs were traded on the NYSE under the symbol AMBO since August 5, 2010 until March 25, 2013, when trading in our ADSs was halted.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our fifth amended and restated memorandum and articles of association were adopted by our shareholders at an extraordinary general meeting held on March 5, 2015.  A copy of the fifth amended and restated memorandum and articles of association are filed as Exhibit 4.37 to this Annual Report on Form 20-F.  We incorporate by reference into this annual report the description of the summary of the significant differences between the provisions of the Cayman Islands Companies Law applicable to our company and the laws applicable to Delaware corporations and their shareholders contained in our Registration Statement on Form F-1 (File No. 333-168096) originally filed with the SEC on July 14, 2010.

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

At December 31, 2013 and 2014, we had RMB 195.3 million and RMB 53.1million (US$8.6 million), respectively, of borrowings outstanding. The interest rates on our borrowings are fixed as defined in respective loan agreements. A hypothetical 10% increase in interest rates in 2014 would have resulted in an increase of approximately RMB 2.5 million (US$0.4million) in our interest expense for 2014.

Foreign exchange risk. Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of investment fund. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of an investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the PBOC announced it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. From 2010 to 2014, the appreciation of the RMB against the U.S. dollar reached 11.0% in total. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollar denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of approximately RMB 0.2 million (US$ 0.04 million) in the value of our U.S. denominated cash and cash equivalents as of December 31, 2014.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses incurred by us in respect of our ADR program and investor relations program. For the year ended December 31, 2014, there was nil to be received from Citibank, the depositary bank for our ADS program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The company’s management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2014, the end of the period covered by this Report. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this Form 20-F, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures were not effective as of December 31, 2014.

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

The company’s management, with the participation of the company’s Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2014. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in Internal Control-Integrated Framework. Based on its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the company’s internal controls over financial reporting were not effective as of December 31, 2014 and that the following material weaknesses existed in internal control over financial reporting existed as of December 31, 2014:

•	The company’s oversight of complex transactions is not effective. Specifically, the analysis by management of certain transactions and the supporting documentation generated are not sufficiently detailed and timely provided to allow the Board of Directors to effectively review and approve the transactions. Besides, the number of Audit Committee should no less than 3 members but the company currently has only two members till the date December 31, 2014.

•	One of our K-12 schools, Shenyang Xiangyu K12, lacked internal controls on timely depositing the cash tuition collected from its students into corporate banks, resulting in the significant cash misappropriation by its minority shareholder, Shenyang Hanwen Educational Training School (the “Hanwen Group”).

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

Previously Identified Material Weaknesses

As of December 31, 2014, the company has made some improvements to address material weaknesses in internal control over financial reporting that was included in “Item 15—Controls and Procedures” contained in the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

The company has:

•	Strengthen the level of communication between the legal departments and the finance department of the company to ensure that disposal of certain significant assets are clearly communicated and effectively reported to the Board of directors in advance.

•	Maintain responsibility for all accounting decisions for unusual and non-routine transactions above a certain threshold in one central location and ensure that documentation is reviewed by appropriate individuals with significant U.S. GAAP experience before a significant decision or accounting judgment is made;

•	Provide sufficient training to the finance staff so that they can conduct and document appropriate research prior to making accounting decisions, especially for new or complex transactions; and

•	Thoroughly evaluate the staffing needs in all areas of finance to ensure that staff sizes are appropriate given the company’s risks, continue to hire more people with sufficient knowledge of U.S. GAAP to be responsible for understanding and addressing U.S. GAAP issues across the company.

•	Strengthen the level of communication between the commercial departments of the company and the finance department to ensure that all aspects of a proposed transaction are clearly communicated to the finance department for assessment in advance.

The company’s improvements were under the direction of its Chief Executive Officer and Chief Financial Officer. The status of the improvements was reviewed by the audit committee of the board of directors of the company, who were advised of issues encountered and key decisions made by the management.

Remediation of Existing Material Weaknesses

In order to address the material weaknesses identified as of December 31, 2014, the company:

•	Plans to enforce an enhanced documentation policy to assist the formal sign-off of all significant transactions prior to execution;

•	Has engaged a big-four consulting firm to enhance the corporate governance of the company; The consulting firm is drafting a recommendation report to enhance the controls and procedures regarding the Governance;

•	Has appointed Dr. Yanhui Ma as a third AC member to facilitate the Board to better monitor the company;

•	Plans to get back of the money misappropriated by Hanwen Group and enhance the treasury monitor and controls of Shenyang Xiangyu K12 to make sure the safety of its assets;

•	Has adjusted the financial booking of Shenyang Xiangyu K12 to make the fairness of its financial statements;

•	Plans to provide sufficient training to the finance staff so that they can conduct and document appropriate accounting treatment, and encourage any report if a staff has a concern regarding questionable accounting or internal controls.

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

Notwithstanding the conclusion that its internal control over financial reporting was not effective as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer believe that the financial statements and other information contained in this report present fairly, in all material respects, its financial condition, results of operations and cashflows. Nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in the company’s financial statements as of December 31, 2014.

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

Item 16A Audit Committee Financial Expert

Our board of directors has determined that Winston Sim, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) is our audit committee financial expert.

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

Item 16C Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MarcumBP our independent registered public accounting firm for 2012, 2013 and 2014, and Shandong Haoxin for 2010 and 2011. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the year ended December 31,
	2013	2014
	(U.S. dollars in millions)
Audit fees (1)	1.4	1.5
Tax fees (2)	0.2	-
Other (3)	0.1	-

Total fees	1.7	1.5

(1)	“Audit fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(3)	“Other” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for permissible services to review and comment on internal control design over financial reporting.

The policy of our audit committee is to pre-approve all audit services provided by MarcumBP, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F Change in Registrant’s Certifying Accountant

On May 15, 2014, the audit committee engaged Shandong Haoxin solely to re-audit the company’s financial statements as of and for the fiscal years ended December 31, 2011 and December 31, 2010 (the “2011 and 2010 Financials”). The decision to engage Shandong Haoxin to audit the 2011 and 2010 Financials was to allow the company to quickly complete and file their 2013 and 2012 Reports. Upon completion of the audit of the 2011 and 2010 Reports Shandong Haoxin’s engagement terminated.

Item 16G Corporate Governance

As a foreign private issuer, we were permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the NYSE corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the New York Stock Exchange. As of October 6, 2014, our ADSs were removed from listing and trading on the New York Stock Exchange LLC (the “NYSE”).

Item 16H Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Ambow are included at the end of this annual report.

Item 19. Exhibits

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333- 168096), as amended, initially filed with the Commission on July 14, 2010 (the “F-1 Registration Statement”)
2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit (a) of our F-6 registration statement (File No. 333-168238), initially filed with the Commission on July 21, 2010 (the “F-6 Registration Statement”)
2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of the F-1 Registration Statement)
2.3	Form of Deposit Agreement among the company, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a) of the F-6 Registration Statement)
2.4	Third Amended and Restated Investor Rights Agreement, among the company and the other parties therein (incorporated by reference to Exhibit 4.4 of the F-1 Registration Statement)
2.5	Registration Rights Agreement, dated as of October 26, 2011, by and among Campus Holdings Limited, Spin-Rich Ltd., Dr. Jin Huang and Ambow Education Holding Ltd. (incorporated by reference to Exhibit 2.5 of the 20F filing of the year of 2011)
4.1	2005 Stock Plan (incorporated by reference to Exhibit 10.1 of the F-1 Registration Statement)
4.2	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the F-1 Registration Statement)
4.3	Form of Indemnification Agreement with the company’s directors and executive officers (incorporated by reference to Exhibit 10.3 of the F-1 Registration Statement)
4.4	English Translation of Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005, amended May 13, 2010 (incorporated by reference to Exhibit 10.5 of the F-1 Registration Statement)
4.5	English Translation of Share Pledge Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on January 4, 2009 (incorporated by reference to Exhibit 10.6 of the F-1 Registration Statement)
4.6	English Translation of Call Option Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.7 of the F-1 Registration Statement)
4.7	English Translation of Powers of Attorney, each dated April 26, 2007 (incorporated by reference to Exhibit 10.8 of the F-1 Registration Statement)
4.8	English Translation of Loan Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., and Xuejun Xie, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.9 of the F-1 Registration Statement)
4.9	English Translation of Loan Agreement by and between Beijing Ambow Online Software Co., Ltd. and Jianguo Xue, dated February 1, 2008 (incorporated by reference to Exhibit 10.10 of the F-1 Registration Statement)
4.10	English Translation of Technology Service Agreement by and between Beijing Ambow Online Software Co., Ltd. and Beijing Sihua Education and Technology Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.11 of the F-1 Registration Statement)
4.11	English Translation of Share Pledge Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.12 of the F-1 Registration Statement)
4.12	English Translation of Share Pledge Agreement by and between Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.13 of the F-1 Registration Statement)

4.13	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.14 of the F-1 Registration Statement)
4.14	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and
Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.15 of the F-1 Registration Statement)
4.15	English Translation of Powers of Attorney, dated October 31, 2009 and March 4, 2010, respectively (incorporated by reference to Exhibit 10.16 of the F-1 Registration Statement)
4.16	English Translation of Loan Agreement with Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.17 of the F-1 Registration Statement)
4.17	English Translation of Technology Service Agreement by and among Beijing Ambow Online Software Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.18 of the F-1 Registration Statement)
4.18	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.19 of the F-1 Registration Statement)
4.19	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.20 of the F-1 Registration Statement)
4.20	English Translation of Powers of Attorney, each dated October 31, 2009 (incorporated by reference to Exhibit 10.21 of the F-1 Registration Statement)
4.21	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.22 of the F-1 Registration Statement)
4.22	English Translation of Technology Service Agreement between Beijing Ambow Online Software Co., Ltd. and Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated February 25, 2009 (incorporated by reference to Exhibit 10.23 of the F-1 Registration Statement)
4.23	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.24 of the F-1 Registration Statement)
4.24	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co, Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.25 of the F-1 Registration Statement)
4.25	English Translation of Powers of Attorney, each dated February 25, 2009 (incorporated by reference to Exhibit 10.26 of the F-1 Registration Statement)
4.26	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.27 of the F-1 Registration Statement)
4.27	English Translation of amendment dated May 13, 2010 to certain Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005 (incorporated by reference to Exhibit 10.28 of the F-1 Registration Statement)
4.28	Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated June 12, 2012 (“IFC Loan Agreement”) (incorporated by reference to Exhibit 4.28 of the 20F filing of the year of 2012)
4.29	Amendment and Restatement Agreement to the IFC Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated October 24, 2012 (incorporated by reference to Exhibit 4.29 of the 20F filing of the year of 2012)
4.30	Amendment Agreement to the IFC Loan Agreement (as amended and restated on October 24, 2012) among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated April 29, 2013(incorporated by reference to Exhibit 4.30 of the 20F filing of the year of 2012)
4.31	Restructuring Agreement dated May 4, 2014 (incorporated by reference to Exhibit 4.31 of the 20F filing of the year of 2012)

4.32	Share Purchase Agreement between Ambow Holding and SummitView Investment Limited dated April 28, 2013 (incorporated by reference to Exhibit 4.32 of the 20F filing of the year of 2013)
4.33	Share Purchase Agreement amended among the company, SummitView Investment Limited and SummitView Investment Fund I, L.P. (the “Fund”) on May 24, 2013 (incorporated by reference to Exhibit 4.33 of the 20F filing of the year of 2013)
4.34	A supplementary agreement dated May 31, 2013 to the Share Purchase Agreement (Exhibit 4.32 and 4.33) (incorporated by reference to Exhibit 4.34 of the 20F filing of the year of 2013)
4.35	Registration Rights Agreement between the company and SummitView Investment Fund I, L.P. dated May 31, 2013 (incorporated by reference to Exhibit 4.35 of the 20F filing of the year of 2013)
4.36	Amendment to Share Purchase Agreement dated May 5, 2014 (incorporated by reference to Exhibit 4.36 of the 20F filing of the year of 2013)
4.37	Fifth Amended and Restated Memorandum and Articles of Association*
8.1	List of Subsidiaries and Consolidated Affiliated Entities (incorporated by reference to Exhibit 8.1 of the 20F filing of the year of 2013)
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*

*	Filed with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

	By:	/s/ Jin Huang

Dr. Jin Huang
President and Chief Executive Officer

	By:	/s/ Kia Jing Tan

Kia Jing Tan
Acting Chief Financial Officer

Date: April 21, 2015

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders

of Ambow Education Holding Ltd.

We have audited the accompanying consolidated balance sheets of Ambow Education Holding Ltd. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and cash flows for the years ended December 31, 2014, 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ambow Education Holding Ltd., as of December 31, 2014 and 2013, and the results of its consolidated operations and its cash flows for the years ended December 31, 2014, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

New York, New York
April 21, 2015

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2013	2014	2014
		RMB	RMB	US$
				Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents		98,962	180,285	29,057
Restricted cash		2,240	2,048	330
Term deposits		1,000	1,000	161
Accounts receivable, net	4	44,223	13,525	2,180
Amounts due from related parties	23	-	2,780	448
Deferred tax assets	17	6,491	19,003	3,063
Prepaid and other current assets, net	5	192,148	147,876	23,833
Consideration receivable, net	6	190,866	133,800	21,565
Assets classified as held for sale	24(d)	554,010	512,422	82,587
Total current assets		1,089,940	1,012,739	163,224
Non-current assets:
Property and equipment, net	7	195,382	149,272	24,058
Land use rights, net	8	2,025	1,981	319
Intangible assets, net	9	176,954	122,157	19,688
Goodwill	10	333,138	84,541	13,626
Deferred tax assets, net	17	24,111	14,001	2,257
Other non-current assets	11	131,859	120,997	19,501

Total non-current assets		863,469	492,949	79,449

Total assets		1,953,409	1,505,688	242,673

 AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2013	2014	2014
		RMB	RMB	US$
				Note 3(a)
LIABILITIES
Current liabilities:
Short-term borrowings (including consolidated VIE amount without recourse to the company of RMB 62,430 and RMB 22,133 as of December 31, 2013 and 2014, respectively)	13	92,430	39,633	6,388
Convertible loan (including consolidated VIE amount without recourse to the company of RMB nil and RMB nil as of December 31, 2013 and 2014, respectively)	14	102,905	13,470	2,171
Deferred revenue (including consolidated VIE amount without recourse to the company of RMB 96,952 and RMB 97,523 as of December 31, 2013 and 2014, respectively)		108,290	116,959	18,850
Accounts payable (including consolidated VIE amount without recourse to the company of RMB 29,201 and RMB 29,061 as of December 31, 2013 and 2014, respectively)		40,912	39,966	6,441
Accrued and other liabilities (including consolidated VIE amount without recourse to the company of RMB 225,110 and RMB 341,788 as of December 31, 2013 and 2014, respectively)	12	370,800	486,634	78,431
Income taxes payable (including consolidated VIE amount without recourse to the company of RMB 89,563 and RMB 110,705 as of December 31, 2013 and 2014, respectively)		219,522	230,659	37,175
Amounts due to related parties (including consolidated VIE amount without recourse to the company of RMB 6,635 and RMB 6,493 as of December 31, 2013 and 2014, respectively)	23	8,635	8,453	1,362
Amount due to deconsolidated subsidiaries(including consolidated VIE amount without recourse to the company of RMB 10,670 and RMB 10,562 as of December 31, 2013 and 2014, respectively)	26	22,144	22,144	3,569
Liabilities classified as held for sale (including consolidated VIE amount without recourse to the company of RMB 510,449 and RMB 533,418 as of December 31, 2013 and 2014, respectively)	24(d)	510,449	533,418	85,972
Total current liabilities		1,476,087	1,491,336	240,359
Non-current liabilities:
Deferred tax liabilities (including consolidated VIE amount without recourse to the company of RMB 38,021 and RMB 27,867 as of December 31, 2013 and 2014, respectively)	17	79,599	67,658	10,905

Total liabilities		1,555,686	1,558,994	251,264

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2013	2014	2014
		RMB	RMB	US$
				Note 3(a)
Commitments and contingencies	19

EQUITY
Preferred shares (US$ 0.0001 par value; 50,000,000 shares authorized, nil issued and outstanding as of December 31, 2013 and 2014)		-	-	-
Ordinary shares
(US$0.0001 par value; 1,200,000,000 and 1,200,000,000 shares authorized, 176,776,612 and 916,104,980 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	15	122	574	93
Additional paid-in capital		2,706,621	3,325,288	535,939
Statutory reserve	21	80,731	80,777	13,019
Accumulated deficit		(2,375,099)	(3,451,958)	(556,355)
Accumulated other comprehensive deficit		(15,877)	(3,740)	(603)
Total Ambow Education Holding Ltd.’s equity (deficit)		396,498	(49,059)	(7,907)
Non-controlling interests	27	1,225	(4,247)	(684)
Total equity (deficit)		397,723	(53,306)	(8,591)
Total liabilities and equity		1,953,409	1,505,688	242,673

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$

NET REVENUES
- Educational program and services		675,174	536,511	411,998	66,402
- Software products		66,886	-	-	-
Total net revenues	20	742,060	536,511	411,998	66,402
COST OF REVENUES
- Educational program and services		(465,022)	(361,573)	(274,036)	(44,167)
- Software products		(12,177)	-	-	-
Total cost of revenues	20	(477,199)	(361,573)	(274,036)	(44,167)

GROSS PROFIT		264,861	174,938	137,962	22,235
OPERATING EXPENSES
Selling and marketing		(321,418)	(151,480)	(80,377)	(12,954)
General and administrative		(632,603)	(471,915)	(508,544)	(81,963)
Research and development		(31,842)	(19,545)	(12,259)	(1,976)
Impairment loss	7,9,10,11,26	(761,996)	(84,246)	(292,577)	(47,155)
Total operating expenses		(1,747,859)	(727,186)	(893,757)	(144,048)

OPERATING LOSS		(1,482,998)	(552,248)	(755,795)	(121,813)

OTHER INCOME (EXPENSE)
Interest expenses, net	13,14	(10,293)	(13,673)	(121,794)	(19,630)
Loss from extinguishment of debt	14	-	-	(143,901)	(23,193)
Foreign exchange loss, net		(1,229)	(109)	(580)	(93)
Other income (loss), net		4,783	(8,150)	(8,989)	(1,449)
Gain on disposal of subsidiary	25	-	-	7,403	1,193
Total other expenses		(6,739)	(21,932)	(267,861)	(43,172)

LOSS BEFORE INCOME TAX, NON-CONTROLLING INTERESTS, AND DISCONTINUED OPERATIONS		(1,489,737)	(574,180)	(1,023,656)	(164,985)
Income tax (expense) benefit	17	(10,893)	10,424	(1,135)	(183)

LOSS FROM CONTINUING OPERATIONS		(1,500,630)	(563,756)	(1,024,791)	(165,168)
Loss from and on sale of discontinued operations, net of income tax	24	(172,885)	(346,449)	(57,764)	(9,310)

NET LOSS		(1,673,515)	(910,205)	(1,082,555)	(174,478)
Less: Net loss attributable to non-controlling interests from continuing operations		(57,448)	(4,606)	(6,244)	(1,006)
Less: Net income attributable to non-controlling interests from discontinued operations		5,099	1,219	502	81

NET LOSS ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.		(1,621,166)	(906,818)	(1,076,813)	(173,553)

NET LOSS		(1,673,515)	(910,205)	(1,082,555)	(174,478)
Foreign translation adjustments		4,401	1,239	12,137	1,956
TOTAL COMPREHENSIVE LOSS		(1,669,114)	(908,966)	(1,070,418)	(172,522)

Net loss from continuing operations per share - basic and diluted	18	(9.91)	(3.41)	(2.44)	(0.39)

Net loss from discontinued operations per share - basic and diluted	18	(1.22)	(2.12)	(0.14)	(0.02)

Weighted average shares used in calculating basic and diluted net loss per share	18	145,659,940	163,942,809	417,841,426	417,841,426
Share-based compensation expense included in:
- Selling and marketing		6,286	2,658	351	56
- General and administrative		88,019	73,108	156,870	25,283
- Research and development		872	829	144	23

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
							Retained	Accumulated
		Ordinary shares		Additional			Earnings	other	Non-
		(note 15)		paid-in	Statutory		(Accumulated	comprehensive	controlling	Total
		Shares	Amount	capital	reserves	Warrants	deficit)	income(deficit)	Interest	Equity
	Note		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012		144,481,064	102	2,498,162	122,199	1,219	111,417	(21,517)	54,881	2,766,463
Issuance of ordinary shares on exercise of options	16	1,494,420	1	7,751	-	-	-	-	-	7,752
Disposal of equity interest in 21st school	27(a)	-	-	(102,036)	-	-	-	-	285,713	183,677
Share-based compensation	16	-	-	34,971	-	-	-	-	-	34,971
Share-based compensation to Huang for Baring transactions	23(c)	-	-	60,206	-	-	-	-	-	60,206
Reclassification of warrants to share options		-	-	1,219	-	(1,219)	-	-	-	-
Appropriation to statutory reserves	21	-	-	-	2,147	-	(2,147)	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	(3,357)	-	(3,357)
Disposal of subsidiaries		-	-	-	(7,940)	-	7,940	7,758	-	7,758
Net loss		-	-	-	-	-	(1,621,166)	-	(52,349)	(1,673,515)
Balance as of December 31, 2012		145,975,484	103	2,500,273	116,406	-	(1,503,956)	(17,116)	288,245	1,383,955

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
							Retained	Accumulated
		Ordinary shares		Additional			Earnings	other	Non-
		(note 15)		paid-in	Statutory		(Accumulated	comprehensive	controlling	Total
		Shares	Amount	capital	reserves	Warrants	deficit)	income(deficit)	Interest	Equity
	Note		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013		145,975,484	103	2,500,273	116,406	-	(1,503,956)	(17,116)	288,245	1,383,955
Disposal of financial controlling interest in 21st school	27(a)	-	-	-	-	-	-	-	(235,664)	(235,664)
Investment from Summit View	15	30,801,128	19	129,753	-	-	-	-	-	129,772
Share-based compensation	16	-	-	22,826	-	-	-	-	-	22,826
Share-based compensation to Huang for Baring transactions	23(c)	-	-	53,769	-	-	-	-	-	53,769

Appropriation to statutory reserves	21	-	-	-	1,277	-	(1,277)	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	(4,299)	-	(4,299)
Deconsolidation of subsidiaries		-	-	-	-	-	-	5,538	(2,534)	3,004
Disposal of subsidiaries					(36,952)		36,952		(45,435)	(45,435)
Net loss		-	-	-	-	-	(906,818)	-	(3,387)	(910,205)
Balance as of December 31, 2013		176,776,612	122	2,706,621	80,731	-	(2,375,099)	(15,877)	1,225	397,723

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
							Retained	Accumulated
		Ordinary shares		Additional			Earnings	other	Non-
		(note 15)		paid-in	Statutory		(Accumulated	comprehensive	controlling	Total
		Shares	Amount	capital	reserves	Warrants	deficit)	income(deficit)	Interest	Equity (deficit)
	Note		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014		176,776,612	122	2,706,621	80,731	-	(2,375,099)	(15,877)	1,225	397,723
Beneficial conversion feature related to convertible loans	14	-	-	302,765	-	-	-	-	-	302,765
Conversion of convertible loans to ordinary shares	14	755,462,293	462	225,836	-	-	-	-	-	226,298
Shares surrendered by SummitView	15	(16,133,925)	(10)	(67,299)	-	-	-	-	-	(67,309)
Share-based compensation	16	-	-	8,694	-	-	-	-	-	8,694
Share-based compensation to Huang for Baring transactions	23(c)	-	-	54,311	-	-	-	-	-	54,311
Share-based compensation to management for shares issued to New Flourish	23(d)	-	-	94,360	-	-	-	-	-	94,360
Appropriation to statutory reserves	21	-	-	-	418	-	(418)	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	(379)	-	(379)
Deconsolidation of subsidiary		-	-	-	(372)	-	372	10,507	-	10,507
Disposal of subsidiary		-	-	-	-	-	-	2,009	-	2,009
Non-controlling interests from new established subsidiaries		-	-	-	-	-	-	-	270	270
Net loss		-	-	-	-	-	(1,076,813)	-	(5,742)	(1,082,555)
Balance as of December 31, 2014		916,104,980	574	3,325,288	80,777	-	(3,451,958)	(3,740)	(4,247)	(53,306)

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities
Net loss	(1,673,515)	(910,205)	(1,082,555)	(174,476)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	138,577	129,797	86,599	13,957
Accretion of long-term payable balances	4,709	132	-	-
Share-based compensation expense	95,177	76,595	157,365	25,362
Bad debt provision	306,401	128,578	151,080	24,350
Foreign exchange losses, net	1,229	109	580	93
Impairment losses	856,696	84,246	292,577	47,155
Deferred income tax	(117,517)	(32,054)	(28,132)	(4,534)
Disposal (gain)/loss from subsidiaries	15,908	249,567	(7,403)	(1,193)
Disposal loss from property	-	-	1,347	217
Loss in extinguishment of debt	-	-	143,901	23,193
Interest expenses	-	-	121,794	19,630
Changes in operating assets and liabilities:
Accounts receivable	17,495	(64,086)	25,326	4,082
Prepaid and other current assets	64,354	(56,703)	(64,976)	(10,472)
Amounts due from related parties	9,119	27,334	(2,780)	(448)
Other non-current assets	50,217	(19,775)	10,201	1,644
Accounts payable	10,097	42,484	393	64
Accrued and other liabilities	9,697	226,869	(15,042)	(2,424)
Income tax payable	51,906	6,390	11,159	1,798
Deferred revenue	122,145	12,218	39,799	6,414
Amounts due to related parties	5,301	(62,040)	(1,600)	(258)
Net cash used in operating activities	(32,004)	(160,544)	(160,367)	(25,846)
Cash flows from investing activities
Deposit for restricted cash	(4,990)	1,350	1,792	289
Placement of term deposits	(42,672)	-	(10,223)	(1,648)
Maturity of term deposits	1,000	26,777	-	-
Purchase of property and equipment	(204,885)	(23,201)	(6,453)	(1,040)
Prepayment for leasehold improvement	-	(8,521)	(8,127)	(1,310)
Proceeds from disposal of property and equipment	10,126	1,877	555	89
Purchase of intangible assets	(13,411)	(260)	-	-
Purchase of subsidiaries (including cash payment in relation to prior acquisitions), net of cash acquired	(152,235)	(3,760)	-	-
Return of prepayments from cancellation of acquisition agreements	4,000	-	-	-
Cash balance of deconsolidated entities	-	(3,085)	(531)	(85)
Proceed from disposal of subsidiaries, net of cash balance at disposed entities	(94,109)	39,685	135,000	21,758
Deposit for leasehold improvements	(30,366)	-	-	-
Proceeds from disposal of 21st School	67,885	-	-	-
Proceed from transferring financial assets	-	35,000	-	-
Others	1,802	-	-	-
Net cash (used in) provided by investing activities	(457,855)	65,862	112,013	18,053

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of expenses	-	62,706	-	-
Proceeds from issuing convertible loan	121,156	-	109,330	17,621
Proceeds from short-term borrowings	62,000	146,541	54,403	8,768
Repayments of short-term borrowings	(114,070)	(108,111)	(77,000)	(12,410)
Repayments of convertible loan	-	(18,251)	-	-
Proceeds from issuance of shares upon of exercise of share options	7,752	-	270	43
Net cash provided by financing activities	76,838	82,885	87,003	14,022

Cash and cash equivalents included in assets held for sale	(71,120)	(78,333)	(36,063)	(5,812)

Effects of exchange rate changes on cash and cash equivalents	(7,559)	(109)	404	65

Net change in cash and cash equivalents	(75,080)	(19,119)	81,323	13,107
Cash and cash equivalents at beginning of year	193,161	118,081	98,962	15,950

Cash and cash equivalents at end of year	118,081	98,962	180,285	29,057
Supplemental disclosure of cash flow information
Income tax paid	(10,514)	(3,405)	(2,379)	(383)
Interest paid	(12,477)	(8,838)	(11,864)	(1,912)
Supplemental disclosure of non-cash investing and financing activities:
Conversion of convertible loan to ordinary shares and waiver of related accrued interest expenses	-	-	226,298	36,473
Shares surrendered by SummitView	-	-	67,309	10,848
Receipt of convertible loan by settlement of debt	-	-	80,000	12,894
Purchase of property and equipment financed by accounts payable and other payables	15,251	16,806	13,037	2,101
Waiver of payables in connection with disposal of subsidiaries	241,802	-	4,483	723
Outstanding receivables in connection with disposal of subsidiaries	133,100	110,000	70,000	11,282
Consideration receivables from SummitView	-	67,066	-	-

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

On December 30, 2011, the Group signed an agreement to sell 2 legal entities, being Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co. (together “Beijing Century College Group”), and part of the interest of Beijing 21st Century International School (“21st School”) to Xihua Investment Group (“Xihua Group”). The aforementioned two transactions have been completed in January and March 2012 respectively; by then the Company maintains the control and legal title on 21st School for an additional fifteen years. In April 2013, the Group disposed the remaining operating rights of 21st School. Please refer to Note 24 (c) for details.

In 2011 and 2012, the Group completed 7 and 1 acquisitions respectively, all of which are accounted for as business combinations using the acquisition method (previously referred to as purchase method) of accounting. The 8 acquisitions involved the Group obtaining control of one or more existing businesses in exchange for cash. The Group did not enter into any acquisition during the year ended December 31, 2013 and 2014.

In the board meeting at December 19, 2012, management proposed and was authorized by the board to explore possible sale of all of the 70% interest in Kunshan Zhouzhuang Taishidian Tourism Scenic Area Development Co., Ltd (“Taishidian Holding”), which collectively owned the equity interest of Applied Technology College of Soochow University (“Soochow University”) with Suzhou University. Taishidian Holding was disposed in July 2013 to Kunshan Venture Investment Limited (“Kunshan Venture”).

On June 3, 2013, the Company issued 30,801,128 Class A Ordinary Shares of the Company to SummitView Investment Limited and SummitView Investment Fund I, L.P. (collectively “SummitView”), in exchange for approximate RMB 128,035 (US$ 21,000). By the end of December 31, 2013, the Company received RMB 60,969 (US$ 10,000) from SummitView, with an outstanding receivable balance of RMB 67,066 (US$ 11,000). On May 5, 2014, 16,133,925 Class A Ordinary Shares of the Company were surrendered by SummitView and the outstanding receivable balance of RMB 67,066 (US$ 11,000) due from SummitView was reversed accordingly.

On June 7, 2013, the Joint Provisional Liquidators (“JPLs”) were appointed as provisional liquidators of the Company by the Cayman Court following the filing of a winding up petition by GL Asia Mauritius II Cayman Limited (the “Petitioner”). On August 22, 2013, the Cayman Court issued a new order to JPLs, the JPLs are required to facilitate the financial and operational restructuring of the Group and enable the Group to continue as a going concern.

Upon the satisfaction of conditions and deliverables under the restructuring agreement (the “Restructuring Agreement”) and associated agreements to implement the core parts of the restructuring plan sanctioned by the Cayman Court pursuant to its order dated May 7, 2014 (the “Restructuring Plan”), the Court approved the return of management to the Board of Directors of the Company (as reconstituted pursuant to the Restructuring Plan). Upon the discharge, the Company was to proceed with the completion of the Restructuring Plan transactions.

The Group deconsolidated Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in Tianjin Heping Huaying School and Tianjin Ambow Huaying School (collectively “Tianjin Tutoring”) in September 2013, and deconsolidated Guangzhou Zhi Shan Education Technology Co., Ltd. (“Guangzhou ZS Career Enhancement”) and Guangzhou Tianhe Depushi Education Training Center (“Guangzhou DP Tutoring”) on December 2013. The Group deconsolidated Jilin Clever Training School (“Jilin Tutoring”) on September 2014. Please refer to Note 26 for details.

On September 5, 2014, US$31,692 of the Convertible Loan was converted into ordinary shares, and China Education Investment Holding Limited (“CEIHL”) became the registered holder of 501,508,621 Class A Ordinary Shares. And according to the Share Interest Assignment Agreement between CEIHL and New Flourish Holding Limited (“New Flourish”), New Flourish became the registered holder of 170,368,902 Class A Ordinary Shares. On that same date, SummitView became the registered holder of 83,584,770 Class A Ordinary Shares by converting US$5,000 Convertible Loan. Please refer to Note 14 and Note 23 for details.

In the board meeting on September 22, 2014, management proposed and was authorized by the board to explore possible sale of all of the 100% interest in Beijing Jinghan Education and Technology Co., Ltd. (“Beijing JH Tutoring”) and Beijing Jinghan Taihe Education Technology Co., Ltd. (“Beijing JT Tutoring”), and all the 64% interest in Ambow Jingxue (Beijing) Technology Co., Ltd, which are hereinafter collectively referred to as the “Jinghan Group”, the sale was completed by April 8, 2015. Please refer to Note 24 for details.

b.	Nature of operations

The Group is a national provider of educational and career enhancement services in the People’s Republic of China (“PRC”). The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

c.	Major subsidiaries and VIEs

As of December 31, 2014, the Company’s major subsidiaries and VIEs include the following entities:

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Subsidiaries

Beijing Ambow Online Software Co., Ltd. (“Ambow Online”)	August 24, 2000	PRC	Software product and Investment holding

Ambow Education Co., Ltd.	January 25, 2005	Cayman Islands	Investment holding

Ambow Education Ltd.	June 6, 2007	Cayman Islands	Investment holding

Ambow Education (Hong Kong) Ltd.	December 17, 2007	Hong Kong	Investment holding

Beijing Ambow Chuangying Education and Technology Co., Ltd.	January 18, 2008	PRC	Investment holding

Wenjian Gongying Venture Investment Enterprise	July 20, 2009	PRC	Investment holding

Ambow (Dalian) Education and Technology Co., Ltd	March 10, 2009	PRC	Career enhancement and Investment holding

Ambow Education Management (Hong Kong ) Ltd	November 9, 2009	Hong Kong	Investment holding

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Ambow Education Management Ltd.	June 6, 2007	Cayman Islands	Investment holding

Beijing Ambow Shengying Education and Technology Co., Ltd.	October 13, 2008	PRC	Investment holding

Tianjin Ambow Yuhua Software Information Co., Ltd. (“Ambow Yuhua”)	March 31, 2010	PRC	Software product and Investment holding

Variable interest entities (“VIEs”)

Beijing Normal University Ambow Education Technology Co., Ltd. (“Ambow Shida”)	July 30, 2004	PRC	Investment holding

Shanghai Ambow Education Information Consulting Co., Ltd. (“Ambow Shanghai”)	May 16, 2006	PRC	Investment holding

Ambow Sihua Education and Technology Co., Ltd. (“Ambow Sihua”)	April 17, 2007	PRC	Investment holding

Suzhou Wenjian Venture Investment Management Consulting Co., Ltd. (“Suzhou Wenjian”)	February 25, 2009	PRC	Investment holding

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity
Subsidiaries of VIEs

Beijing Jinghan Education and Technology Co., Ltd. (“Beijing JH Tutoring”)	January 21, 2009	PRC	Tutoring

Hebei Yuanlong Corporate Management Co., Ltd. (“Hebei YL Career Enhancement”)	January 13, 2011	PRC	Career Enhancement

Beijing Genesis Education Group (“Genesis Career Enhancement”)	May 1, 2011	PRC	Career Enhancement

Changsha Newer Education Consulting Co., Ltd. (“Changsha Career Enhancement”)	September 16, 2002	PRC	Career Enhancement

Kunshan Ambow Education Technology Co., Ltd	August 28, 2008	PRC	Career Enhancement

Shanghai Hero Further Education Institute	January 9, 2009	PRC	Career Enhancement

Beijing Century Passion Consulting Co., Ltd. (“Beijing Century Tutoring”)	April1, 2002	PRC	Tutoring

Shanghai Tongguo Education Technology Co., Ltd	June 1, 2014	PRC	Career Enhancement

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Schools of VIEs

Changsha Study School (“Changsha Tutoring”)	June 1, 1984	PRC	Tutoring

Beijing Intelligent Training School (“Beijing YZ Tutoring”)	December 30, 1994	PRC	Tutoring

Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”)	June 18, 1999	PRC	K-12 School

Shenyang Universe High School (“Shenyang K-12”)	December 8, 2003	PRC	K-12 School

Shuyang Galaxy School (“Shuyang K-12”)	November 1, 2008	PRC	K-12 School

Beijing Haidian Ambow Xinganxian Training School	March 28, 2005	PRC	Tutoring

Beijing Huairou Xinganxian Training School	March 10, 2011	PRC	Tutoring

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

Risk in relation to the VIE structure

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including those that govern the Group’s VIE contractual arrangements. If the Group’s ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including (i) revoking the business and operating licenses of the Company’s PRC subsidiaries and VIEs; (ii) discontinuing or restricting the operations of any related-party transactions among the Company’s PRC subsidiaries and VIEs; (iii) imposing fines or other requirements with which the Group or the Company’s PRC subsidiaries and VIEs may not be able to comply; (iv) revoking the preferential tax treatment enjoyed by the Company’s PRC subsidiaries and VIEs; (v) requiring the Group or the Company’s PRC subsidiaries and VIEs to restructure the ownership structure or operations. If any of the above penalties is imposed on the Group, the Group’s business operations and expansion, financial condition and results of operations will be materially and adversely affected. The new issued “The foreign investment law draft” as at January 19, 2015 will require the Group to apply access permit under the new foreign investment access system to ratify whether the Group’s subsidiaries and operations are already out of the fields of prohibited and restricted foreign investments. However, if not, the above draft law did not give any definite solution and the risk in revoking the current business and operating licenses would be low. Furthermore, “The foreign investment law” is to set up a new law not to revise any of the other laws, so it would spend more time from its consultation to final, so at least during this period, the Group’s VIE contractual arrangements will be legal.

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

Financial information of the VIEs and their subsidiaries/schools:

The combined financial information of the Group’s VIEs and, as applicable, subsidiaries/schools of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2013	2014
	RMB	RMB
Total assets	1,654,036	1,264,577
Total liabilities	1,069,031	1,179,550

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Net revenue	662,134	534,545	403,643
Net loss	(852,927)	(479,323)	(550,911)

The following table sets forth a breakdown of the Group’s cash and cash equivalents held by foreign banks or foreign currency in PRC banks as of December 31, 2014:

US$
Cayman Island	17
Hong Kong	16
Non-VIEs in PRC	335
Total US$	368

The following table sets forth cash and cash equivalents held by the Group’s VIEs and non-VIE in PRC by RMB currency as of December 31, 2014:

RMB
VIEs in PRC	110,353
Non-VIEs in PRC	67,678
Total RMB	178,031

2. GOING CONCERN

Liquidity and Capital Resources

The Group incurred a net loss of RMB 910,205 and RMB 1,082,555 for the years ended December 31, 2013 and 2014, respectively, which included a non-cash impairment charge of RMB 462,391 related to the provision of receivables, disposal loss of subsidiaries, and loss on de-consolidation of certain subsidiaries in 2013 and a non-cash impairment charge of RMB 443,657 related to provision of receivables, impairment loss of goodwill, intangible assets and de-consolidation of certain subsidiary, and a non-cash expense of RMB 242,606 related to the loss from extinguishment of debt and the total interest expense of convertible loan in 2014. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash provided by financing activities. As of December 31, 2014, the Group had RMB 180,285 in unrestricted cash and cash equivalents. The Group’s cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions.  As of December 31, 2014, the Group had RMB 110,353 in unrestricted cash and cash equivalents from VIEs. The Group’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB 478,597 as of December 31, 2014. The Group’s consolidated net liabilities were amounting to RMB 53,306 as of December 31, 2014. In addition the Group has lease commitment of RMB 303,354 as of December 31, 2014, of which RMB 95,732 was within one year.

Historically, management has addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings and the sale of subsidiaries and other non-performing assets.  Management anticipates that the impact from the negative publicity in the media during the past three years may continue to impact for the Group’s businesses in the near term.

Management plan and actions

As disclosed in Note 30, the Company entered into a disposal agreement with a third party to transfer the ownership of Jinghan Group at a consideration of RMB 1,200,000 in early 2015, out of which the Company committed to provide necessary funding to the third party for capital injections and settlement of liabilities to ensure Jinghan Group’s continuous operation. It is further confirmed that the said obligations to the Company amounted to RMB 700,000. The disposal was completed by April 8, 2015. The net proceed was RMB 500,000, of which RMB 135,000 has been received by December 31, 2014 and the remaining RMB 365,000 has been received by the end of March, 2015. Besides, the Company derecognized the operating lease commitment associated with Jinghan Group in April 2015, amounting to RMB 175,357, of which RMB 77,743 was within one year.

As disclosed in Note 30, on February 6, 2015, the Company entered into an agreement to transfer the consideration related to disposal of Taishidian Holding to Suzhou Hezhijia Investment Management Limited with RMB 70,000, of which RMB 40,000 was received in February 2015 and the rest will be received by end of 2015 pursuant to the agreement.

As disclosed in Note 6, the Company has a receivable balance of RMB 50,000 representing the funding due from CEIHL pursuant to the Restructuring Plan. The entire balance has been collected in February 2015.

As disclosed in Note 14, by March 5, 2015, the entire Convertible Loan of US$48,000 has been fully converted into 972,782,696 Class A Ordinary Shares.

With the opportunity provided by the above mentioned plan and actions, the Group will continue to remain focused on cash flow while accessing a range of strategic options for the purpose of maximizing shareholder value, including the re-alignment of group resources, reduction of R&D department, enhancing expense control and improving our relationship with our creditors and third parties. The Group has also significantly lowered its spending on capital expenditures and focused on improving the management of its working capital.

Conclusion

The Group believes that available cash and cash equivalents, cash provided by operating activities, together with cash available from the activities mentioned above, should enable the Group to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing the Group’s business development activities, suspending the pursuit of its business plan, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Group will raise additional capital if needed.

3. SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.2046, representing the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2014. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

As mentioned in Note 1 (a) and Note 24, Beijing Century College Group has been disposed in 2012, 21st School and Taishidian Holding have been disposed in 2013, the aforementioned entities have been classified as discontinued operations. Jinghan Group has been classified as asset and liabilities held for sale as of December 31, 2014 and its operations have been classified as discontinued operations for the year ended December 31, 2014. Jinghan Group has been disposed subsequently in 2015, see Note 30.

b.	Comparability due to discontinued operations and reclassification adjustment

Certain accounts in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2012 and 2013, and balances in the consolidated balance sheet as of December 31, 2013, and related notes have been retrospectively adjusted to reflect the effect of assets groups held for sale and discontinued operations. See Note 24 for details of discontinued operations.  The results of discontinued operations have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP.

Cash flows from discontinued operations for the years ended December 31, 2012, 2013 and 2014 were combined with the cash flows from continuing operations within each of the three categories.

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

In 2013, the Group deconsolidated 3 schools, including Tianjin Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring. In 2014, the Group deconsolidated Jilin Tutoring. Details see Note 26.

e.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

f.	Restricted cash

Restricted cash relates to special deposit account required by the Education Commission for the purpose of preventing abusive use of tuition and fees of educational and training institutions.

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

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20 - 40 years
Motor vehicles	5 years
Office and computer equipment	3 - 5 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

l.	Construction in progress

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

The Group performed impairment testing of indefinite-lived intangible assets in accordance with ASC 350, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing qualitative assessment. When these events occur, the Group estimates the fair value of these trade names with the Relief from Royalty method (“RFR”), which is one of the income approaches. RFR method is generally applied for assets that frequently licensed in exchange for royalty payments. As the owner of the asset is relieved from paying such royalties to a third party for using the asset, economic benefit is reflected by notional royalty savings. An impairment loss is recognized for any excess in the carrying value over the fair value of trade names.

n.	Segments

The Group evaluates a reporting unit by first identifying its operating segments, and then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meets the definition of a business, the Group evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Group determines if the segments are economically similar and, if so, the operating segments are aggregated. The group has four reportable segments in 2012 and 2013; and three reportable segments in 2014. For further details, see Note 20.

o.	Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination or an acquisition by an entity that are not individually identified and separately recognized. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The Group performed impairment analysis on goodwill as of September 30 every year either beginning with a qualitative assessment, or starting with the quantitative two-step process instead. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit constitutes a business for which discrete profit and loss financial information is available. The fair value of each reporting unit is established using a combination of expected present value of future cash flows. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured. Revenues presented in the consolidated financial statements represent revenues from educational programs and services. If any of the aforementioned criteria are not met, the Group defers the recognition of revenue until all criteria are met.

Educational programs and services

Educational programs and services primarily consist of primary and secondary curriculum education, tutoring programs that supplement primary and secondary curriculum education and career enhancement and other corporate training programs that are provided directly or indirectly to customers, where the Group is responsible for delivery of the programs and services. The Group normally collects tuition fee up front and the students consume the learning hours they bought along with a set courses schedule or upon their own decision. Tuition fees is generally paid in advance and is initially recorded as deferred revenue and is amortized and recognized as revenue along with the students consuming pace. For the curriculum education programs, the tuition revenue, including accommodation, is recognized on a straight-line basis over the length of the course, which is typically over a period of a semester. For tutoring programs, tuition revenue is recognized on a straight-line basis over the period during which tutoring services are provided to students. Educational materials revenue, which is immaterial and has not been disclosed separately, relates to the sales of books, course materials, course notes for which the Group recognizes revenue when the materials have been delivered to students.

Educational programs and services also include programs offered online which could be accessed through a username and password. Career enhancement services such as CCEP and the Career GPS System are offered to students and other customers either directly or through sales to distributors. Collection of these service offerings is also initially recorded as deferred revenue and is amortized and recognized as revenue on the percentage the required services delivered or on a straight-line basis over the length of the course, which are typically one to three months.

Following are the deferred revenue balances by segments as of December 31, 2013 and 2014.

	As of December 31,
	2013	2014
	RMB	RMB

Career Enhancement	32,606	37,360
K-12	42,573	54,757
Tutoring	33,111	24,842
Total	108,290	116,959

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

Sales of software products

In 2012, management gradually suspended the sales of software products, and in 2013 and 2014, no software products were sold. Software product revenues relate to revenues from the sale of educational compact disks (“CDs”) either directly to students or through distributors and sales of educational content downloaded through the Internet. Major software products sold includes Bopo English and the Group’s Practice and Training Platform. The sales arrangements do not include post customer support services and the Group does not provide customers with upgrades. The Group recognizes revenue for these products sold to students when delivery has occurred based on purchase orders, contracts or other documentary evidence, provided that collection of the resulting receivable is reasonably assured.

The Group recognizes revenue from sales to distributors with a proven historical payment record as described below for the relevant service or product. If collectability cannot be reasonably assured, especially for sales to distributors for which no historical payment record exists, revenue starts to be recognized upon the collection of cash attributable to the revenue.

Ambow Online and Ambow Yuhua, which are the companies from which the Group sells its software products, are each subject to 17% value added tax (“VAT”) for the revenues from software products sold in the PRC. Companies that fulfill certain criteria set by the relevant authorities including developing their own software products and registering the software product with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess of VAT paid over 3% of net revenues.

For 2012, Ambow Online and Ambow Yuhua have met these criteria and therefore were entitled to the VAT refund. The net balance of VAT refund was amounting to RMB 25,012 and RMB nil as of December 31, 2013 and 2014 respectively. As of December 31, 2014, as the recoverability was remote due to tax dispute in 2014, the Group fully accrued bad debt provision for the refund amounting to RMB 24,811, see Note 5(iii).

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

Cost of revenues for software products in 2012 primarily consists of raw material costs of compact disks and packaging and license fees. The Group recorded costs incurred duplicating the computer software, documentation, and training materials from the product masters and for physically packaging the product for distribution, and these relative costs incurred were charged to cost of sales when revenue from the sale of those units was recognized. The license fee was charged to cost of revenues over the license period on a straight-line basis.

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

i)	Software to be sold, leased or marketed in 2012

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

Capitalized internal use software and website development costs are included in intangible assets.

u.	Penalty charge on borrowings

The Group imputes penalty charges on outstanding borrowings according to individual loan contracts and agreements, which are reported as a component of interest expense in the consolidated financial statements.

v.	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses of continuing operations were RMB 123,801, RMB 25,174 and RMB 4,435 for the years ended December 31, 2012, 2013 and 2014, respectively, and have been included as part of selling and marketing expenses.

w.	Foreign currency translation and transactions

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

x.	Foreign currency risk

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

y.	Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, borrowings and amounts due from and due to related parties. The carrying values of the financial instruments approximate their fair values due to their short-term maturities.

z.	Net loss per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible loans (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive. Ordinary equivalent shares are also excluded from the calculation in loss periods, as their effects would be anti-dilutive.

aa.	Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized. Income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Group recognizes interest and penalties as income tax.

bb.	Uncertain tax positions

The Group adopted the guidance on accounting for uncertainty in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Group believes that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. The Group adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. See Note 17 (c) for additional information. For the years ended December 31, 2012 and 2013, the Group did not have any material interest and penalties associated with tax positions. In 2014, the Group received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. The Group has taken legal action to defend itself, but it is still too early to determine the impact on our results of operations, see Note 17 for details of the Group’s tax position as of December 31, 2014.

cc.	Comprehensive income

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

dd.	Share-based compensation

The Group grants share options/restricted stock to its employees, directors and non-employees. The Group measures the cost of employee services received at the grant-date using the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. The Group records stock-based compensation expense on a straight-line basis over the requisite service period, generally ranging from one year to four years.

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

The assets acquired, the liabilities assumed, and any non-controlling interests in the acquiree are recognized at the acquisition date, measured at their fair values as of that date. In a business combination achieved in stages, the identifiable assets and liabilities, as well as the non-controlling interests in the acquiree, are recognized at the full amounts of their fair values.

Deferred tax liability and asset were recognized for the deferred tax consequences of differences between the tax bases and the recognized values of assets acquired and liabilities assumed in a business combination.

Goodwill represents the excess of the fair value of consideration transferred (plus the fair value of the non-controlling interests, if any) over fair value of the net assets acquired (including recognized intangibles).

ff.	Long-lived assets to be disposed of

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

gg.	Discontinued Operations

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

hh.	Extinguishment of debt

An exchange of debt instruments with substantially different terms is accounted for as a debt extinguishment. A debtor could achieve the same economic effect as an exchange of a debt instrument by making a substantial modification of terms of an existing debt instrument. A difference between the reacquisition price and the net carrying amount of the extinguished debt is recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. Gains and losses are not be amortized to future periods.

ii.	Loss contingencies

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

jj.	Recently issued accounting pronouncements

In April 2014, the FASB issued ASU No.2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to disclose additional information about disposal transactions that do not meet the discontinued-operations criteria. ASU 2014-08 provides more decision-useful information to users and to elevate the threshold for a disposal transaction to qualify as a discontinued operation. This update is effective when all disposals (or classifications as held for sale) of components of an entity and all businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within annual period beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted and is applied prospectively. The Group has early adopted this update.

In August 2014, the FASB issued ASU No.2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted and the Group has early adopted it in 2014.

In February 2015, the FASB issued ASU No. 2015-02, Amendments to the Consolidation Analysis. Under both current GAAP requirements and the amendments in this update, a decision maker is determined to be the primary beneficiary of a VIE if it satisfies both the power and the economics criteria. The primary beneficiary consolidates a VIE because it has a controlling financial interest. Under the requirements in current GAAP, if a fee arrangement paid to a decision maker, such as an asset management fee, is determined to be a variable interest in a VIE, the decision maker must include the fee arrangement in its primary beneficiary determination and could consolidate the VIE on the basis of power (decision-making authority) and economics (the fee arrangement).

However, the amendments in this Update specify that some fees paid to a decision maker are excluded from the evaluation of the economics criterion if the fees are both customary and commensurate with the level of effort required for the services provided. Those amendments make it less likely for a decision maker to meet the economics criterion solely on the basis of a fee arrangement. The amendments in this update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. Management has assessed and no impact will arise from these Amendments.

Recently issued ASUs by the FASB, except for the ones mentioned above, do not have significant impact on the company’s consolidated results of operations or financial position.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB

Accounts receivable	157,297	130,140
Less: Allowance for doubtful accounts	(113,074)	(116,615)
Accounts receivable, net	44,223	13,525

Allowance for doubtful accounts:

	As of December 31,
	2013	2014
	RMB	RMB

Balance at beginning of year	(34,584)	(113,074)
Addition	(78,867)	(8,041)
Reversal	-	4,500
Written off	377	-
Balance at end of year	(113,074)	(116,615)

Full provision was provided for amount due from Taishidian Holding amounting to RMB 75,859 as of December 31, 2013, as a result of disposal of Taishidian Holding (see Note 24(b)).

Full provision was provided for the receivable from contracting right of the canteen of Shenyang K-12 amounting to RMB 7,000 as of December 31, 2014, because the collectability is remote.

5. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid and other current assets consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB

Amount due from minority shareholder (Note i)	-	54,023
Amount due from Xihua Group (Note ii)	49,800	49,800
Value added tax refundable (Note iii)	25,012	24,811
Due from former owners (Note vii)	15,410	14,430
Staff advances	11,440	12,510
Rental deposits	13,752	10,000
Prepaid professional services fees	1,640	7,283
Prepaid rental fees	4,928	6,364
Deposits for acquisition	1,074	1,442
Prepaid channel and Commission fee	2,544	329
Receivables arising from the termination of arrangements (Note iv)	9,037	-
Receivable from Zhenjiang operating rights (Note v)	35,000	35,000
Others (Note vi)	33,473	22,615
Total before allowance for doubtful accounts	203,110	238,607
Less: allowance for doubtful accounts	(10,962)	(90,731)
Total	192,148	147,876

Allowance for doubtful accounts:

	As of December 31,
	2013	2014
	RMB	RMB

Balance at beginning of year	(7,500)	(10,962)
Addition (Note i & iii & vii)	(15,718)	(98,289)
Written off	12,256	18,520
Balance at end of year	(10,962)	(90,731)

 (Note i) The balance represented Shenyang K-12’s amount due from its minority shareholder amounting to RMB 54,023, which were tuition fees that have been collected from students but were misappropriated by its minority shareholder. As of December 31, 2014, full provision was provided as the collectability was remote.

(Note ii) A payable balance amounted to RMB 49,800 was recorded by a subsidiary prior to its acquisition by the Group, and such payable was indemnified by Xihua Goup. No provision was made for the indemnity. The indemnity balance was still outstanding as of the date of issuance of the financial statement.

(Note iii) Management considered the collectability of VAT refund was remote as a result of tax dispute between Ambow Online and the tax authority, as disclosed in Note 17(c), the Group provided a full provision amounting to RMB 24,811 as of December 31, 2014.

(Note iv) The balance represented the receivables from Zhuhai Mingfeng arising from the termination of arrangements as of December 31, 2013. As of December 31, 2014, the Group fully wrote off this balance amounting to RMB 9,037 due to the remote recoverability.

(Note v) The balance represented the prepaid operating rights to the Zhenjiang Foreign Language School and Zhenjiang International School. The Group started a negotiation of returning the operating right back to the original owner Zhenjiang Education Investment Center in the third quarter of 2011. As a result, the prepaid operating rights have been reclassified as receivable since then. As of December 31, 2013 and 2014, the payable balance to Zhenjiang Foreign Language School amounted to RMB 36,770 and RMB 36,770, respectively (Note 12); therefore, no provision was made. As of the date of issuance of the financial statements, the negotiation was still in progress.

(Note vi) Others mainly included inventory of and prepaid education supplies, prepaid outsourcing service fee, and other miscellaneous item with trivial amount.

(Note vii) A provision of RMB 7,808 was made against the amount due from the former shareholder of Jinan WR Career Enhancement due to the remote recoverability.

6. CONSIDERATION RECEIVABLE, NET

Consideration receivables consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB

Receivables resulting from disposals	14,000	14,000
Due from SummitView (Note i)	67,066	-
Due from Taishidian Holding (Note iii)	66,894	-
Funding due from CEIHL (Note iv)	-	50,000
Receivable resulting from disposal of Taishidian Holding (Note ii)	234,500	234,500
Sub-total	382,460	298,500
Less: allowance for doubtful accounts (Note ii & iii)	(191,594)	(164,700)
Total	190,866	133,800

(Note i) The balance represented the outstanding consideration receivable from SummitView related to the issuance of 30,801,128 Class A Ordinary Shares of the Company in 2013. As at May 5, 2014, SummitView surrendered and cancelled 16,133,925 Class A Ordinary Shares and the related receivable was reversed accordingly (see Note 15).

(Note ii) On July 25, 2013, the Group entered in a letter for intent with Kunshan Venture to transfer the equity interest of Taishidian Holding, with consideration of RMB 234,500. The legal title of Taishidian Holding has been transferred to Kunshan Venture in July 2013, and the Group has no continuing involvement in Taishidian Holding since that. Management assessed the recoverable value with best estimation to be approximately RMB 110,000. Bad debt provision of RMB 124,500 was provided for the excessive portion and was included in the disposal loss in 2013. As of February 6, 2015 the receivable balance of RMB 234,500 was transferred to Suzhou Hezhijia Investment Management Limited with consideration of RMB 70,000. Therefore, the difference of RMB 40,000 between the carrying amount of RMB 110,000 and the consideration of RMB 70,000 was recognized as bad debt in 2014. (See Note 24(b)). RMB 40,000 of the consideration has been collected in February 2015.

(Note iii) Full provision was provided for amount due from Taishidian Holding of RMB 66,894 as of December 31, 2013, as a result of disposal of Taishidian Holding (see Note 24(b)). As of December 31, 2014, the balance was fully written off due to the remote recoverability.

(Note iv) The balance represented the funding due from CEIHL pursuant to the Restructuring Plan. See Note 14 for details. The entire balance has been collected in February 2015.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB

Buildings	64,262	63,818
Capital lease of property	57,324	57,324
Motor vehicles	6,624	5,798
Office and computer equipment	95,177	92,721
Leasehold improvements	83,288	64,544
Sub-total	306,675	284,205
Less: accumulated depreciation	(112,009)	(135,043)
Add: construction in progress	716	110
Total	195,382	149,272

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

For the years ended December 31, 2012, 2013 and 2014, depreciation expenses of continuing operations were RMB 48,081, RMB 38,622 and RMB 35,461, respectively, which were recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses.

The capital leases of properties mainly represented prepaid long-term lease of Ambow Beijing campus and Shenyang K-12 School of which the original amounts were RMB 45,324 and RMB 12,000 respectively. The inception dates of the capital leases were March 1, 2012 and December 30, 2010 respectively. As at December 31, 2013 and 2014, the accumulated depreciations were RMB 4,822 and RMB 7,241 respectively. For the years ended December 31, 2012, 2013 and 2014, depreciation expenses were RMB 1,804, RMB 2,268 and RMB 2,419 respectively and recorded in cost of revenues.

As of December 31, 2014, the Group is in the process of applying for the building ownership certificates for certain buildings with a total net carrying value of approximately RMB 37,020.

8. LAND USE RIGHTS, NET

Land use rights consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Land use rights	2,218	2,218
Less: accumulated amortization	(193)	(237)
Land use rights, net	2,025	1,981

Amortization expenses for land use rights of continuing operations amounted to RMB 44, RMB 44 and RMB 44 for the years ended December 31, 2012, 2013 and 2014, respectively, and is recorded in cost of revenues and general and administrative expenses.

Based on the current land use rights held, future amortization expenses of continuing operations are estimated to be RMB 44 per year for each of the next five years through December 31, 2019.

9. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Gross carrying amount
Trade name	95,228	61,202
Student populations	45,300	38,380
Software	91,202	87,086
Customer relationship	7,390	5,270
Cooperative agreement	5,230	5,230
Favorable lease	63,237	63,237
Non-compete agreement	833	833
	308,420	261,238
Less: Accumulated amortization
Trade name	-	-
Student populations	(40,451)	(35,236)
Software	(71,635)	(82,016)
Customer relationship	(3,272)	(2,077)
Cooperative agreement	(2,021)	(2,529)
Favorable lease	(13,786)	(16,913)
Non-compete agreement	(301)	(310)
	(131,466)	(139,081)
Intangible assets, net
Trade name	95,228	61,202
Student populations	4,849	3,144
Software	19,567	5,070
Customer relationship	4,118	3,193
Cooperative agreement	3,209	2,701
Favorable lease	49,451	46,324
Non-compete agreement	532	523
	176,954	122,157

For the year ended December 31, 2012, the Group recorded an impairment loss related to trade name of RMB 188,835 and related to software of RMB 2,781 on its intangible assets due to the negative publicity in media. The impairment loss on intangible asset related to 21st School during the year ended December 31, 2012, amounting to RMB 15,928, was reclassified to discontinue operation. The impairment was mostly related to Tutoring and Career Enhancement segments based on the impairment test adopting income approach. There was no impairment loss for the year ended December 31, 2013. For the year ended December 31, 2014, the Group recorded an impairment loss of RMB 30,167 including RMB 26,028 for trade names (please refer to Note 10 for the cause of the impairment) and RMB 4,139 of software which was related to Zhenjiang School due to the taken and using of intangible assets by a third party.

Amortization expenses for intangible assets of continuing operations amounted to RMB 27,922, RMB 22,586 and RMB 16,818 for the years ended December 31, 2012, 2013 and 2014, respectively, of which RMB 6,874, RMB 5,581 and RMB 3,118 are included in cost of sales and the remaining is included in general and administrative expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the future annual periods is as follows:

Amount
RMB

2015	8,269
2016	6,541
2017	4,784
2018	4,385
2019	4,270
Thereafter	32,706
Total	60,955

10. GOODWILL

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2013 and 2014 were as follows:

	Better Schools			Better Jobs
		K-12		Career
	Tutoring	Schools	Subtotal	Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013	236,141	135,530	371,671	63,479	435,150
Goodwill balance deconsolidated (Note 26)	(87,308)	-	(87,308)	(5,838)	(93,146)
Foreign currency translation adjustments	(4,956)	(2,947)	(7,903)	(963)	(8,866)
Balance as of December 31, 2013	143,877	132,583	276,460	56,678	333,138
Goodwill impairment	(99,846)	(108,112)	(207,958)	(21,956)	(229,914)
Disposal of Zhongcheng (Note 25)	-	-	-	(1,718)	(1,718)
Goodwill balance deconsolidated (Note 26)	(17,775)	-	(17,775)	-	(17,775)
Foreign currency translation adjustments	353	344	697	113	810
Balance as of December 31, 2014	26,609	24,815	51,424	33,117	84,541

In 2014, the Group elected to start with the quantitative two-step process in the impairment test for goodwill. In September 2014, management intended to dispose Jinghan Group to improve the Group’s cash flow. The disposal of Jinghan Group was completed by April 8, 2015. Please refer to Note 2 and 24 (d). Jinghan Group was the largest component of the Group and contributed 62% of the Group’s revenue in 2014. The assets and liabilities of Jinghan Group, including goodwill, were classified as held for sale as of September 30, 2014. Hence, Jinghan Group was excluded from the cash flow projections for goodwill impairment test, resulting in much lower projections of cash flows for tutoring segment. Besides, the management noted significant decreased student enrollments for K-12 schools in 2014. Such downturn was out of management’s expectation since K-12 did not record significant decrease in student enrollments during the past few years. Management considered the downturn was attributable to the change of population structure in the local area and would last for a long period. Hence, lower projections of cash flows were used for K-12 segment. The performance of career enhancement was not as good as management’s expectation due to a lasting effect of the negative news since 2012, hence lower projections of cash flows were used for career enhancement segment. Other key assumptions besides cash flow projections included discount rates in the range from 16% to 17% and terminal growth rate of 3%. As a result of the above factors, the Group recorded an impairment loss related to goodwill in amount of RMB 229,914 for the year ended December 31, 2014. Goodwill impairment loss recognized in 2012 and 2013 was RMB 478,710 and RMB nil.

11. OTHER NON-CURRENT ASSETS, NET

Other non-current assets consisted of the following:

	As of December 31
	2013	2014
	RMB	RMB

Prepaid long-term lease (Note (i))	119,864	114,537
Prepayment for new training base project (Note (ii))	65,609	-
Long-term loan to Changan Xindi Electronics Company	4,000	-
Others	7,995	6,460
Less: Allowance for doubtful accounts (Note (ii))	(65,609)	-
Other non-current assets, net	131,859	120,997

Note (i) As of December 31, 2013 and 2014, the balance included prepaid long-term lease of land portion of Ambow Beijing Campus with original amount of RMB 128,717. The lease of building portion of Ambow Beijing Campus was classified as property and accounted for as a capital lease. The lease of Ambow Beijing Campus, with lease period 25 years, started in 2012.

Prepaid long-term lease of a new Career Enhancement education facility in Guangzhou (“Ambow Guangzhou Campus”) with original amount of RMB 59,206. The lease of Ambow Beijing Campus started in 2012.

For the year ended December 31, 2012, the Group recognized impairment of RMB 55,825 due to the decline of business.

For the year ended December 31, 2013, the Group recorded an impairment loss of RMB 1,180 on its prepaid long-term lease due to it was occupied by one deconsolidated subsidiary (see Note 26), who had been physically using the lease.

For the year ended December 31, 2014, no impairment loss was recorded.

For the years ended December 31, 2012, 2013 and 2014, amortization expenses of continuing operations was RMB 5,666, RMB 5,388 and RMB 5,327, respectively.

Note (ii) The balance represents the prepayment for establishing a new training base in Tianjin Campus of RMB 65,609, which required material capital commitment to be incurred. Considering the Group’s tight cash situation, management considered it did not have adequate capacity to fulfill the capital commitment. As a result, the Group provided full allowance on the balance for doubtful accounts as at December 31, 2013, due to the uncertain recoverability. As of December 31, 2014, the balance was fully written off due to the remote recoverability.

12. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB

Advanced from disposal of subsidiaries (Note i)	-	135,000
Business tax, VAT and others	69,950	71,200
Payable balance with indemnity by Xihua Group (Note 5(ii))	49,800	49,800
Accrual for rental	38,473	43,431
Payable to Zhenjiang Foreign Language School (Note 5(v))	36,770	36,770
Accrued payroll and welfare	45,265	33,156
Professional service fees payable	39,231	21,841
Current portion of consideration payable for acquisitions	14,354	15,927
Accrued Interest Payable	7,595	11,613
Receipt in advance	6,506	7,504
Amounts due to cooperating partners	15,116	5,374
Due to former owners (Note ii)	5,747	1,254
Others	41,993	53,764
Total	370,800	486,634

(Note i) The balance represented a deposit related to the disposal of Jinghan Group as part of the net consideration.

(Note ii) The balance included the amounts due to former owners of subsidiaries who were no longer classified as the Group’s related parties (See Note 23).

13. SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

		As of December 31
		2013	2014
	Maturities	RMB	RMB
Secured short-term borrowings from third party		50,000	-
Unsecured short-term borrowings from third parties	February 2014 to September 2015	20,800	11,800
Unsecured short-term borrowings from individuals	October 2013 to November, 2015	21,630	27,833
Total Short-term borrowings		92,430	39,633

The weighted average interest rate of short-term loans outstanding was 19.99% per annum as of December 31, 2013 and was 14.80 % per annum for the borrowings outstanding from third parties and individuals as of December 31, 2014. The fair values of all short-term loans approximate their carrying amounts. The weighted average short-term borrowings for the years ended December 31, 2014 and 2013 was RMB 81,953 and RMB 65,030, respectively.

The short-term borrowings incurred interest expenses for the years ended December 31, 2012, 2013 and 2014 amounting to RMB 4,365, RMB 6,247 and RMB 25,057, respectively. There was neither capitalization as additions to construction in progress nor guarantee fees for each of three years ended December 31, 2014.

As of the date of the issuance of the financial statements, amounting to RMB 33,633 of short-term borrowing outstanding has been repaid and none of the remaining short-term borrowing has been overdue for repayment.

14. CONVERTIBLE LOAN

On June 12, 2012 and October 24, 2012, the Group finalized a loan agreement amounting to RMB 125,710 (US$ 20,000)(“Loan Agreement”) with International Finance Corporation (“IFC”), in which IFC granted the Group a convertible loan (“IFC C Loan”). IFC may at its option convert a minimum of $1,000 or its integral multiple of IFC C Loan in whole or in part, at any time prior to the fifth anniversary of the date of the first disbursement of the IFC C Loan, into Class A Ordinary Shares at the conversion price of $10 per ADS ($5 per ordinary share), subject to dilution protection adjustment and registration or an exemption from registration under the Securities Act.

IFC C Loan bears variable rate of 4.5% per annum above 6-month LIBOR, subject to step down provision as follow:

(i)	Within 12 months from the date of the Loan Agreement, 3.5% for future IFC C Loan interest payments if the Borrower’s ADSs trade at an average trading price of US$7.0 or above for any 3 consecutive months period; and

(ii)	At any time prior to the fifth anniversary of the date of the first disbursement of the IFC C Loan, 3% for future IFC C Loan interest payments if the Borrower’s ADSs trade at an average trading price of US$ 12.0 or above for any 4 consecutive months period.

The IFC C Loan was disbursed to the Group on October 22, 2012, with repayment schedule of 2 equal semi-annual installments starting on November 15, 2017. The IFC C Loan was not allowed to pay back in advance of the payment schedule.

Management has determined that the conversion feature embedded in the convertible loan should not be bifurcated and accounted for as a derivative, since the embedded conversion feature is indexed to the Company’s own stock and would have been classified in shareholders’ equity if it was a free-standing derivative instrument.

Since the conversion price of the IFC C Loan exceeds the market price of the Company’s ordinary shares on the date of issuance, no portion of the proceeds from the issuance was accounted for as the beneficial conversion feature, and was treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component. Costs incurred by the Company that were directly attributable to the issuance of IFC C Loan amounting to approximately RMB 3,432(US$567), were deferred over loan period and being charged to the consolidated statements of operations and other comprehensive loss using the effective interest rate method. The issuance cost was fully charged as of December 31, 2014 as the IFC C loan was expired due to the Company triggering default event as mentioned below. The front fee paid to IFC amounting to RMB 4,924, were deferred over loan period and being treated as debt discount deducting the proceeds at inception and accretion during the loan period with effective interest method. The amortization of front fee was RMB 4,881, RMB 43 and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

Management further determined that the interest rate change feature (“IRCF”) embedded in the convertible loan is required to be bifurcated and accounted for as a derivative asset. The fair value of the IRCF as of issuance date was RMB 369 (US$61) and bifurcated from the Loan of RMB 121,074 (US$20,000) and included in debt discount, which is amortized over the loan period, using the effective interest rate method. The change in the fair value of the embedded derivative assets was recognized as interest expense from revaluation of embedded derivative in the consolidated statements of operations and comprehensive income (loss). By the end of December 31, 2013, the IRCF was cancelled due to the Company triggering default event as mentioned below.

In connection with the Loan Agreement, the Company signed a Registration Rights Agreement, which requires a liquidated damages in the amount of 0.5% of the aggregate outstanding principal amount of the IFC C Loan for each 30 day period subject to a liquidated damages cap of 6.0% of the aggregate outstanding principal amount of the IFC C Loan, should the Company fail to comply with the following significant terms:

(i)	Requires registration statement to be declared effective within 30 days of disbursement of the IFC C Loan in the event there are no SEC comments, and within 90 days of disbursement of the IFC C Loan in the event there are SEC comments (the “Effectiveness Deadline”).

(ii)	Requires the Company to maintain the effectiveness of the registration statement until the earlier of (a) the date when all registrable securities have been resold, (b) the date when all registrable securities may be resold under Rule 144 without regard to information, volume or manner of sale requirements or (c) the date one year after the IFC C Loan is converted into ordinary shares.

As stated below, the Registration Rights Agreement was terminated and that no party to the Registration Rights Agreement will have any liability in respect of any breach of that agreement on or before the effective date. As of December 31, 2013, no such liability was accrued accordingly.

First Amendment

On April 29, 2013, the Company signed an Amendment Agreement with IFC (the “First Amendment”), pursuant to which, the disbursed IFC C Loan will be repaid based on an agreed schedule before September 30, 2013. Management believes that the First Amendment was not qualified as debt extinguishment, in accordance with ASC Topic 470, since the present value of the cash flows under the terms of the amended debt instrument was less than 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.

On the third payment date, specified as at June 30, 2013, the Company failed to pay principal and interest, which triggered one of the Default Events defined in the Loan Agreement.

Subsequently, IFC transferred its participation in the loans to Sir Leslie Porter & Son Limited on August 20, 2013 and Sir Leslie Porter & Son Limited transferred its participation in the loans to the CEIHL on September 17, 2013. No any amendment was made in these two transfers.

The Company accrued a penalty interest on the amount of the payment due and unpaid with 2% per annum above the interest rate. As of December 31, 2013, the penalty interest was RMB 1,082.

Second Amendment

On March 9, 2014, the Group executed an exclusivity agreement with CEIHL, the secured creditor of the Company. In return for continued forbearance under the loan facility between the Company and IFC, which was transferred ultimately to the benefit of CEIHL (“the Loan Facility”), the Company granted CEIHL a period of exclusivity to negotiate and implement a restructuring plan designed to, inter alia, return the Group to solvency and to allow for the discharge of the JPLs by the Grand Court of the Cayman Islands. A non-binding term sheet was subsequently executed by the JPLs with CEIHL on March 30, 2014.

On May 5, 2014, the Company entered into Restructuring Agreement with CEIHL, according to which, CEIHL, will provide for funding for the Company approximately RMB 290,600 (US$48,000) in total, comprising the amounts paid, or procured to be paid, by CEIHL or its nominee in satisfaction of and/or discharge of and/or to purchase certain onshore debt with estimated pay off value of approximately RMB 80,000; and the remaining as defined in USD Facility Agreement, which was agreed by both parties in Second Amendment and Restated Loan Agreement (the “Second Amendment”). To the extent that the onshore debt is less than the expected pay off value, CEIHL shall lend a corresponding additional amount of funds to the Group offshore and the total amount paid under this Restructuring Agreements thus equals US$48,000 (and no less), in exchange for a right to convert the principal outstanding under the USD Facility Agreement (as may be increased in accordance with this clause, but not taking into account any principal that relates to capitalized interest) into an aggregate of not more than an 85% economic interest in the Company, with 50.1 % of the voting rights in the Company.

In connection with the restructuring plan, on May 13, 2014, the Group signed Amendment and Restatement Agreement to the Loan Agreement with CEIHL. The parties have agreed to amend and restate the terms and conditions of the IFC C Loan as set out in this Agreement. Pursuant to it, 1) the Registration Rights Agreement under IFC C Loan was terminated; 2) CEIHL agrees that it shall advance by way of an IFC D Loan to the Group, which was defined in the Second Amendment signed by the same parties on the same day with this agreement.

Subject to the Second Amendment, a Convertible Loan, was comprised of IFC C Loan consisting of a principal amount of RMB 104,023 (US$17,000); and IFC D Loan consisting of a principal amount of approximately RMB 85,550 (US$13,981); and the other loans consisting of a principal amount of approximately RMB 104,139 (US$17,019). The entire amount of the Convertible Loan consisting of an aggregate principal amount of US$48,000 is convertible into an aggregate of 972,782,696 Class A Ordinary Shares. Accordingly, the conversion rate is US$ 0.0493 per share.

The Maturity Date of these loans is 3 years after the date of the Effective Date, which is defined as the date of the discharge of the JPLs in accordance with the Restructuring Agreement. The interest rate is 3% per annum for any interest period and applied to the both loans. Under the Second Amendment and related financing documents, and under the IFC D Loan Facility, CEIHL assigned approximately RMB30,595 (US$5,000) each of its commitments to Baring Private Equity Asia V Holding (4) limited (“Baring”) and SummitView.

According to the Second Amendment, the IFC C Loan was substantially amended by decreasing the conversion rate from US$ 5 per share to US$ 0.0493 per share. As a result, the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) was substantially changed. According to ASC Topic 470, if it is determined that the original and new debt instruments are substantially different, and the new debt instrument shall be initially recorded at fair value, and that amount shall be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument. Therefore, the amended IFC C loan was initially recorded at fair value, amounting to RMB 254,169 (US$41,538) as of May 13, 2014. As comparing to the carrying value of original IFC C Loan consisting of a principal amount of RMB 104,023 (US$17,000) and accrued interest payable amounting to RMB 6,862 (US$1,121), a loss from extinguishment of debt with amounting to RMB 143,901 (US$23,417) was recognized in 2014.

Due to the fact that the Company was under provisional liquidation at the time of restructuring, favorable convertible loans, which were reflected in a lower conversion price as compared to the fair value of the Company’s ordinary share at the commitment date, was granted to new investors for the purpose of obtaining necessary funding to solve the liquidity issues. As of the commitment date, the fair value of the Company’s ordinary share in a fully diluted basis was US$ 0.1155, while the conversion price was US$ 0.0493. Accordingly, it had a beneficial conversion feature (“BCF”) that is in the money at the commitment date. According to ASC Topic 470, the BCF was measured initially at its intrinsic value, which was calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible. The intrinsic value of the BCF was recorded as loan discount and credited to additional paid-in capital at the initial recognition and amortized as interest expense from the date of issuance to the earliest conversion date.

In addition, if the intrinsic value of the BCF is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF shall be limited to the amount of the proceeds allocated to the convertible instrument. As a result, the discount of the convertible loan was limited to the proceeds of RMB300,574 (US$49,121).

On August 31, 2014, CEIHL entered a Share Interest Assignment Agreement (“Assignment Agreement”) with New Flourish Holding Limited (“New Flourish”), an entity control by CEO of the Company. Pursuant to the Assignment Agreement, CEIHL agreed to sell 170,368,902 shares at a favorable consideration of US$5,779 with payment schedule of 3 equal annual installments starting on August 31, 2016. The Company recorded it as share-based compensation expenses in the year 2014 amounting to RMB 94,360 (see Note 23).

On September 5, 2014, RMB 224,517 (US$ 36,692) of the Convertible Loan was converted into ordinary shares by CEIHL and SummitView, and the total 755,462,293 converted shares were issued. At the same date, CEIHL transferred 170,368,902 shares to New Flourish according to the Assignment Agreement. After that, CEIHL became the registered holder of 501,508,621 Class A Ordinary Shares, and SummitView became the registered holder of 83,584,770 Class A Ordinary Shares, while New Flourish became the registered holder of 170,368,902 Class A Ordinary Shares. At the conversion date, the converted portion of the remaining unamortized loan discount (loan premium) was recognized as interest expense, and the loan discount (loan premium) of the unconverted portion will continue to be amortized after the conversion. Nominal interest accrued but not paid was credited to the Company’s equity at the time of the conversion. The interest expenses from Convertible Loan, including the amortization of BCF, amounting to RMB 98,705 were recorded in the year ended December 31, 2014.

The principal of Convertible Loan before and after conversion as of September 5, 2014 are summarized in the following table:

	Before conversion	After conversion
	US$	US$

CEIHL	38,000	6,308
SummitView	5,000	-
Baring	5,000	5,000
Total amount	48,000	11,308

The Convertible loan as of December 31, 2013 and 2014 are summarized in the following table:

	As of December 31
	2013	2014
	RMB	RMB

Principal IFC loan	102,905	69,760
Unamortized discount	-	(56,290)
Net carrying amount	102,905	13,470

On March 5, 2015, CEIHL and Baring converted US$6,308 and US$5,000 of the Convertible Loan and became the registered holder of 133,735,632 and 83,584,770 Class A Ordinary Shares, respectively (see Note 30(5)).

The actual conversion rates of Convertible Loans from the lenders are summarized in the following table:

	Loan principal	Shares held through	Actual conversion rate
	US$	conversion	US$ per share

CEIHL	38,000	805,613,155	0.0472
SummitView	5,000	83,584,770	0.0598
Baring	5,000	83,584,770	0.0598
Total Convertible loan	48,000	972,782,695	0.0493

There was no impact on the consolidated financial statements regarding the accounting of Convertible Loan per the above actual conversion rate changes among the lenders.

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

On June 3, 2013, the Company consummated the transactions provided for in a share purchase agreement dated April 28, 2013, an amendment to share purchase agreement as of May 24, 2013 and a supplementary agreement dated May 31, 2013 (collectively “SummitView SPA”), between the Company and SummitView, regarding the issuance and sale of 30,801,128 Class A Ordinary Shares of the Company to SummitView for a total purchase consideration of approximately RMB 128,035 (US$ 21,000) and the Company has received approximately RMB 60,969 (US$ 10,000) with RMB 67,066 (US$ 11,000) outstanding by the end of 2013.

As of December 31, 2013, there were 87,233,351 and 89,543,261 Class A and Class B Ordinary Shares issued and outstanding, respectively.

On May 5, 2014, 16,133,925 Class A Ordinary Shares was surrendered to the company by SummitView and the related consideration receivable amounting to RMB 67,066 (US$ 11,000) was reversed accordingly.

On September 5, 2014, RMB 224,517 (US$ 36,692) of the Convertible Loan was converted into ordinary shares by CEIHL and SummitView, and the total 755,462,293 converted shares were issued. At the same date, CEIHL transferred 170,368,902 shares to New Flourish according to the Assignment Agreement. After that, CEIHL became the registered holder of 501,508,621 Class A Ordinary Shares, and SummitView became the registered holder of 83,584,770 Class A Ordinary Shares, while New Flourish became the registered holder of 170,368,902 Class A Ordinary Shares

As of December 31, 2014, there were 826,561,719 and 89,543,261 Class A and Class B Ordinary Shares issued and outstanding, respectively.

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

Share options

As of December 31, 2013 and 2014, options granted to employees to purchase 11,476,476 and 10,774,581 ordinary shares and to non-employees to purchase 2,043,625 and 2,043,625 ordinary shares were outstanding, and options to purchase 22,326,994 and 23,028,889 ordinary shares were still available for future grants. It is the Company’s policy to issue new shares upon share option exercise.

A summary of the share option activity as of December 31, 2012, 2013 and 2014 is as follows:

	Year ended December 31, 2012				Year ended December 31, 2013				Year ended December 31, 2014
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	16,762,302	17.25	6.5	85,750	16,153,312	18.30	5.9	29,114	13,520,101	16.89	4.54	10,940
Granted	2,205,250	20.76	-	-	-	-	-	-
Exercised	(1,494,420)	5.12	-	5,856	-	-	-	-	-	-	-	-
Forfeited or expired	(1,319,820)	24.75	-	-	(2,633,211)	20.98	-	54,430	(701,895)	22.95	-	-
Outstanding at end of year	16,153,312	18.30	5.9	29,114	13,520,101	16.89	4.54	10,940	12,818,206	16.78	3.49	175
Exercisable at end of year	12,963,768	16.25	5.4	29,112	12,926,779	16.48	4.43	10,940	12,679,241	16.72	3.45	64
Expected to be vested					119,485	26.09	7.2	-	120,965	20.31	6.69	-

A summary of unvested options under the employee share option plan as of December 31, 2014, and changes during the year then ended is presented as follows:

	Year ended December 31, 2014
	Shares	Weighted Average Grant-date fair value
Unvested at January 1, 2014	593,322	10.44
Granted	-	-
Vested	(391,944)	10.96
Forfeited	(62,413)	9.20
Unvested at December31, 2014	138,965	10.03

Management of the Group is responsible for determining the fair value of options granted and have considered a number of factors when making this determination, including valuations. The Group has not granted options during the year 2013 and 2014.

The Company estimates the forfeiture rate to be 14%, 19% and 20% for the shares options granted as of December 31, 2012, 2013 and 2014, respectively.

The Company recorded share-based compensation expenses of RMB 34,971, RMB 22,826 and RMB 5,110 during the years ended December 31, 2012, 2013 and 2014, respectively, attributed based on a straight-line basis over the requisite service period for the entire award. Total fair values of option vested were RMB 40,075, RMB 18,936 and RMB 4,787 for employees and RMB 1,059, RMB 203 and RMB 94 for non-employees during the years ended December 31, 2012, 2013 and 2014, respectively. Weighted average grant date fair value per share is RMB 12.42 in 2012, while no any share option was granted in 2013 and 2014. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset during the years ended December 31, 2012, 2013 and 2014.

As of December 31, 2014, there was RMB 2,274 of total unrecognized compensation expense related to non-vested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 0.60 years.

Restricted stock awards

On October 14, 2014, the Board of Directors granted the restricted stock to each member of the Board who is not an employee of the Group. The number of shares of restricted stock subject to each award shall be determined by dividing US$ 200 by the Cayman Court approved price  US$ 0.0493 per share of the Group’s ordinary shares on May 14, 2014. The awards shall vest at a rate of 1/36th per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. The following table summarizes the restricted stock awards activities for the year ended December 31, 2014:

	Years ended December 31, 2014
	Shares	Grant-date fair value	Weighted Average Remaining Contractual Term

Outstanding at beginning of year	-	-	-
Granted	24,340,771	0.71	3.00
Exercised	-	-	-
Forfeited or expired	-	-	-
Outstanding at end of year	24,340,771	0.71	2.63
Vested and expected to vest at December 31, 2014	19,269,777	0.71	2.63

The Company recorded share-based compensation expenses of RMB 3,584 for the restricted stock as of December 31, 2014 and the unrecognized share-based compensation expenses was amounting to RMB 13,619 as of December 31, 2014.

17. TAXATION

a.	VAT

Companies are subject to 17% VAT for the revenues from software products sold in the PRC. Companies that fulfill certain criteria set by the relevant authorities including developing their own software products and registering the software product with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess of VAT paid over 3% of net revenues.

For 2012, Ambow Online and Ambow Yuhua have met these criteria and therefore were entitled to the VAT refund. As of December 31, 2012, 2013 and 2014, the net VAT payable amounted to approximately RMB 1,153, RMB 4,864 and RMB 29,690, respectively. The significant increase in net VAT payable was mainly attributable to a provision of RMB 24,811 against VAT refund. Management considered the collectability of VAT refund was remote as a result of tax dispute between Ambow Online and the tax authority, as disclosed in Note 17(c).

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax on selected sectors including but not limited to education in Shanghai effective January 1, 2012, in Beijing effective September 1, 2012, in Tianjin effective December 1, 2012. In August 2013, the pilot program was expanded nationwide in certain industries. The value-added tax rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 5% business tax rate which was applicable prior to the reform.

b.	Business tax

In PRC, business taxes are imposed by the government on the revenues arising from the provision of taxable services including but not limited to education, the transfer of intangible assets and the sale of immovable properties in PRC. The business tax rate varies depending on the nature of the revenues. Other than revenues generated from degree oriented educational activities provided by private schools that are accredited to issue diplomas or degree certificates recognized by the Ministry of Education of the PRC which are exempted from business tax, the applicable business tax rate for the Group’s revenues generally ranges from 3% to 5%. Business tax and related surcharges are deducted from revenues before arriving at net revenues.

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

PRC

Significant components of the provision for income taxes on earnings for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Current:
PRC	58,218	2,992	13,537
Deferred:
PRC	(47,325)	(13,416)	(12,402)

Provision for income tax expenses (benefits)	10,893	(10,424)	1,135

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

CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE to its immediate holding company outside of PRC. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company satisfies the criteria of beneficial owner as set out in Circular Guoshuihan [2009] No. 601. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a circular which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the CIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to CIT Law and CIT Implementing Regulations, a tax resident enterprise is an entity incorporated in the PRC, or incorporated outside the PRC but its “place of effective management” is in the PRC. The Company assessed and concluded that it does not satisfy the definition of a tax resident enterprise. The Company has further determined that its FIEs in PRC will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIEs in PRC for the years ended December 31, 2012, 2013 and 2014.

Ambow Online was recognized as a “Software Enterprise” and a “High and New Technology Enterprises”, and was exempted from income tax on its profits for 2008 and 2009, and is subject to a 50% reduction in income tax rate from 2010 to 2012.Applicable tax rate for Ambow Online is 12.5% from 2010 to 2012. As a High and New Technology Enterprise, Ambow Online is eligible to enjoy a preferential tax rate of 15% since 2013, but such preferential tax treatment is subject to the tax authority’s annual inspection. The “High and New Technology Enterprises” certificate of Ambow Online has been expired in 2014, and the Company has no intention to renew the certificate, Ambow Online was subject to an income tax rate of 25% since 2014. In August 2014, the in charge tax bureau of Ambow Online issued Circular Haiguoshuibatong[2014]08004, canceling the preferential tax treatment of Ambow Online and wanted to claw back the income tax in 2011 in the amount of RMB 7,278 and the corresponding late payment interest in the amount of RMB 3,435. Management is now defending the case in the court (see Note 19 (3)). Up to the date of the issuance of this financial report the court has not given the final judgement on this case.

Private schools and colleges

The Group’s companies providing education services are taxed as corporate enterprises as referred to above. Private schools or colleges operated for reasonable returns are subject to income taxes at 25% after January 1, 2008 but are sometimes subject to deemed rates of income tax to be determined by the relevant tax authorities. In certain cities, schools that were registered as requiring reasonable returns were subject to income tax of 1.5% to 2.5% on gross revenue.

CIT Law includes specific criteria that need to be met by an entity to qualify as a not-for-profit organization in order to be exempted from corporate income tax. In November 2009, the MOF and SAT jointly issued the “Circular on Management Issues Concerning Not-for-Profit Organizations’ Eligibility for Tax Exemption”. This circular set out further clarification of the requirements for not-for-profit organizations, and stipulated that only not-for-profit organizations certified jointly by finance and taxation authorities are entitled to tax exemption, and the circular shall be implemented as of January 1, 2008. However, as of December 31, 2014 the detailed implementation guidance has not been provided to local tax authorities on how to apply these changes to schools and colleges. The Group has recognized income tax payable for the above unrecognized tax benefits because the obligation was considered probable. Please see Note 17(d) for the movement of uncertain tax position.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2013	2014
	RMB	RMB

Current deferred tax assets:
Accrued expense	11,207	10,406
Allowance for doubtful accounts	15,942	62,686
	27,149	73,092
Less: valuation allowance on current deferred tax assets	(20,658)	(54,089)
Total current deferred tax assets	6,491	19,003

Non-current deferred tax assets:
Tax loss carried forward	394,340	450,889
Impairment of long-lived tangible assets	33,631	29,759
Deferred advertising expense	14,984	14,653
Others	5,444	4,315
	448,399	499,616
Less: valuation allowance on non-current deferred tax assets	(424,288)	(485,615)
Total non-current deferred taxes assets, net	24,111	14,001

Non-current deferred tax liabilities:
- Unrecognized valuation surplus and deficit – Acquisition	82,829	77,825
- Unrecognized valuation surplus and deficit - Decrease due to amortization and impairment	(44,809)	(49,959)
- Tax nondeductible long-lived assets	53,043	53,043
- Tax nondeductible long-lived assets - Decrease due to amortization and impairment	(11,464)	(13,251)
Total deferred tax liabilities	79,599	67,658

The following represents the amounts and expiration dates of operating loss carried forwards for tax purpose:

Amount
RMB

2015	22,352
2016	42,388
2017	256,584
2018	330,088
2019 and thereafter	1,152,144
Total	1,803,556

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of the year	42,976	341,632	444,946
Allowance made during the year	298,656	103,314	128,002
Reversals	-	-	(33,244)
Balance at end of the year	341,632	444,946	539,704

Reconciliation between total income tax expense and the amount computed by applying the weighted average statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2012	2013	2014
	%	%	%
Weighted average statutory tax rate	25%	25%	25%
Tax effect of non-deductible expenses	(2)%	(6)%	(1)%
Tax penalty	-	-	(1)%
Tax effect of tax-exempt entities	(2)%	(6)%	(12)%
Previous years unrecognized tax effect	(3)%	-	-
Changes in valuation allowance	(19)%	(11)%	(13)%
Effective tax rates	(1)%	2%	(2)%

d.	Uncertain tax positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	13,469	16,740	14,930
Increases related to current tax positions	3,271	1,395	565
Decrease due to deconsolidation	-	(3,205)	(484)
Unrecognized tax benefits, end of year	16,740	14,930	15,011

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC Topic 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2014.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ remain subject to examination by the tax authorities based on the above.

18. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Numerator:
Numerator for basic loss from continuing operations per share	(1,443,182)	(559,150)	(1,018,547)
Numerator for basic loss from discontinued operations per share	(177,984)	(347,668)	(58,266)
Numerator for diluted loss from continuing operations per share	(1,443,182)	(559,150)	(1,018,547)
Numerator for diluted loss from discontinued operations per share	(177,984)	(347,668)	(58,266)
Denominator:
Denominator for basic and diluted loss per share weighted average ordinary shares outstanding	145,659,940	163,942,809	417,841,426
Basic and diluted loss per share- continuing operations	(9.91)	(3.41)	(2.44)
Basic and diluted loss per share- discontinued operations	(1.22)	(2.12)	(0.14)

Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the period. Approximately11.9 million, 7.7 million and 8.2 million share options that were out-of-money, were anti-dilutive and excluded from the calculation of diluted net loss per share for the years ended December 31, 2012, 2013 and 2014, respectively. Approximately 4.2 million, 5.8 million and 4.6 million share options that were in-the-money, were also excluded from the calculation of diluted net loss per share for the years ended December 31, 2012, 2013 and 2014, respectively, because their effects would be anti-dilutive in the periods of losses from continuing operations.

19. COMMITMENTS AND CONTINGENCIES

Operating leases

The Group leases offices and classrooms under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases as of December 31, 2014 were as follows:

Amount
RMB

2015	95,732
2016	68,518
2017	33,839
2018	19,919
2019	13,411
Thereafter	71,935
Total	303,354

Rent expense for all cancelable and non-cancelable leases including continued and discontinued operation were approximately RMB 192,315, RMB173,342 and RMB 143,499 for years ended December 31, 2012, 2013 and 2014, respectively.

Contingencies

1)	Skillsoft

In April 2012, Skillsoft Asia Pacific Pty Ltd. (“Skillsoft”) filed a statement of claim (HCCL19/2013) against the company in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. The complaint seeks a declaration that the contract between the company and Skillsoft remains in full force and effect as well as monetary damages, interest and costs. On 12 December 2013, the Hong Kong court has ordered a summary judgment in favor of Skillsoft for US$0.6 million with interest from October 2011.In addition, Skillsoft filed two claims: a) HCCL20/2013 on June 7, 2013, seeking a payment of US$2.5 million for breach of the contract and US$2.0 million in respect of invoices for pre-paid licensing fees; b) HCCL31/2013 on October 21, 2013 seeking a payment of US$2.0 million for breach of the contract. A without prejudice offer for settlement was made on 18 June 2014: the Company pays to Skillsoft the sum of US$0.6 million with interest (US$0.1 million as at 12 June 2014) and costs (estimated at HK$0.4 million). Subsequently the offer of settlement was not accepted by Skillsoft prior to expiry on 3 July 2014 and has accordingly lapsed. On March 20, 2015, the Honorable Mr Justice Anthony Chan ordered that HCCL19, 20 and 31/2013 be consolidated and proceed as a single action. The claim will now be made by Skillsoft for a consolidated sum of US$7.3 million. As of December 31, 2014, the company has paid US$0.8 million to settle the judgment of HCCL19/2013 made on December 12, 2013. The company believes that it is still too early to assess the potential outcome of Skillsoft’s claims for Pre-payment made in HCCL20/2013 and HCCL31/2013 but intends to defend itself vigorously. On April 17, 2015 a Re-Amended Statement of Claim was served by Skillsoft in the consolidated action. Additionally, Skillsoft now seeks indemnity for breaches (1) that Ambow failed to use reasonable commercial efforts to market, demonstrate and distribute Skillsoft’s products (2)indemnity for the appointment, by Ambow of re-sellers, sub-distributors and agents without Skillsoft’s express prior permission and (3) an order for specific performance for Ambow to provide Sales Reports for each month in 2012 and 2013 and make available for inspection and audit all accounting, sales, and customer service books and records. The company also believes that it is too early to assess the potential outcome of these claims as no particulars of these claims have been provided by Skillsoft yet.

2)	Changsha K-12

In February 2013, Changsha K-12 Experimental School was involved in a civil lawsuit in Hunan Province High Court, a cooperation dispute on host right of Changsha K-12 Experimental School, amounting to RMB 167,990 as the plaintiff’s claim. On November 13th, 2014, Hunan Province High Court made the decision that all the claims of the plaintiff were overruled. The case has been appealed to the Supreme Court of PRC. Now the company is waiting for the court notice of the second instance. As management assessed the result of second instance will consistent with the first instance, therefore no expenses were accrued for this case.

3)	Ambow Online Administrative Lawsuit

In November 2014, Beijing Ambow Online Software Company Ltd. filed an administrative lawsuit to Beijing Haidian District Court, with the Eighth Tax Office of National Tax Bureau in Beijing Haidian District as the defendant. The Tax Bureau made a tax notice on August 18th, 2014 that the Company’s preferential tax qualification for the year 2011 was cancelled because of tax evasion in 2011 and the Company needed to pay the enterprise income tax already exempted, which was RMB 7,278. Until December 31st, 2014, the overdue fee has been accrued to RMB 3,435 and the total amount to be paid has been accrued to RMB 10,713, the claim is to revoke the tax notice. On March 13th, 2015, the court ruled that the lawsuit was rejected. If the plaintiff refuses to accept the ruling, appeal can be filed within 10 days of the receipt of the ruling. On March 20, 2015, the Company has filed an appeal on Beijing First Intermediate People's Court. Now the Company is waiting for the court notice of the second instance. An income tax payable of RMB 10,713 has been recognized for the loss contingency as of December 31, 2014.

4)	Class Action Lawsuit

On June 11, 2012, the Company was named as a defendant in a putative securities class action filed in the U.S. District Court for the Central District of California. The complaint also named as defendants current officer of Ambow, Jin Huang, and former officer Paul Chow. On June 22, 2012, a second putative securities class action complaint was filed in the Central District of California against Ambow, Chow and Huang. On November 19, 2012, the Judge issued an order consolidating the two cases and appointing Tianqing Zhang as lead plaintiff. On February 18, 2013, plaintiffs filed a consolidated amended complaint against Ambow and eight individual defendants, sought recovery on behalf of all persons and entities that purchased or otherwise acquired Ambow’s American Depositary Shares on the New York Exchange from the date of its initial public offering on August 5, 2010 through July 5, 2012 for allegedly false and misleading statements concerning Ambow’s operations and financial results in the Company’s public filings with the U.S. Securities and Exchange Commission. On May 3, 2013, plaintiffs filed a second consolidated amended Complaint. On March 17, 2014, plaintiffs filed a third amended complaint asserting the same claims against the same defendants. On March 24, 2014, Judge entered a scheduling order pursuant to which defendants’ motions to dismiss the third amended complaint are due by May 19, 2014. On or around May 12, 2014, counsel for the parties agreed upon the principal terms of a settlement. The settlement provides for a total payment of RMB 9,080 (US$ 1,500) by the Company’s insurer to the plaintiff class, in exchange for complete dismissal and release of all claims that were or could have been asserted in the action against the Company and named defendants. At the final approval hearing, held on March 16, 2015, Plaintiffs reported that they had not received any objections to the proposed settlement, not any request from individuals to be excluded from the settlement class. At March 16 hearing, the Court granted Plaintiffs’ motion for final approval of the class action settlement and attorney fees and costs, thereby terminating this litigation subject to the payment of the settlement amount. By the date of issuance of this report, the Company has not received the full dismissal and release letter from the court yet.

20. SEGMENT INFORMATION

The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

The Group’s chief operating decision maker (“CODM”) has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Group. Based on management’s assessment, the Group has determined that it has four operating segments which are Tutoring, K-12 Schools, Career Enhancement, and Colleges. These four operating segments are also identified as reportable segments. The reportable segments of tutoring and K-12 schools are grouped under the “Better Schools” division because the segments offer programs and education services using a standards-based curriculum that enables students to improve their academic results and educational opportunities. The reportable segments of career enhancement and colleges are grouped under the “Better Jobs” division because the segments offer services and programs that facilitate post-secondary students to obtain more attractive employment opportunities. After the disposal of Taishidian Holding in 2013, the Group has three reportable segments, namely tutoring, K-12 and career enhancement.

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

For the year ended December 31, 2012

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	College*	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	238,194	191,155	429,349	310,016	2,695	312,711	742,060
Cost of revenues	(163,980)	(124,342)	(288,322)	(185,698)	(3,179)	(188,877)	(477,199)
Gross profit	74,214	66,813	141,027	124,318	(484)	123,834	264,861

For the year ended December 31, 2013

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	College	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	157,401	183,675	341,076	195,435	-	195,435	536,511
Cost of revenues	(126,247)	(120,793)	(247,040)	(114,533)	-	(114,533)	(361,573)
Gross profit	31,154	62,882	94,036	80,902	-	80,902	174,938

For the year ended December 31, 2014

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	College	Subtotal	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	68,203	168,244	236,447	175,551	-	175,551	411,998
Cost of revenues	(52,728)	(115,416)	(168,144)	(105,892)	-	(105,892)	(274,036)
Gross profit	15,475	52,828	68,303	69,659	-	69,659	137,962

*Software product sales through Taishidian Holding.

The Group primarily operates in the PRC. Substantially all the Group’s long-lived assets are located in the PRC.

21. PRC CONTRIBUTION AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contributions. The total contributions for such employee benefits were RMB 55,894, RMB 46,560 and RMB 31,896 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

The following table presents the Group’s appropriations to the general reserve fund, statutory surplus reserve and education development reserve as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014
	RMB	RMB

General and statutory surplus reserve	58,661	59,079
Education development reserve	22,070	21,698
Total	80,731	80,777

22. ACQUISITIONS

The Group did not enter into any acquisition during the year ended December 31, 2013 and 2014.

During the year ended December 31, 2012, the Group acquired 16 training centers from a third party contractor. The acquisition of the 16 training centers was recognized as business combination. The transactions were completed as of March 31, 2012.The Group believes the acquisition of the sixteen training centers is an integral piece of the Group’s strategy to increase its market share in providing tutoring services in PRC. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from the sixteen training centers and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB 94,938 was in cash consideration.

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

23. RELATED PARTY TRANSACTIONS

a.	Transactions

The Group entered into the following transactions with related parties:

	Years ended December 31,
Transactions	2012	2013	2014
	RMB	RMB	RMB
Borrowing from subsidiary of minority shareholder of Shenyang K-12 (note i)	1,100	1,100	-
Borrowings from General Manager of College Segment - Gao Shoubai (note ii)	-	3,960	-
Loan to Vice President - Xie Xuejun (iii)	-	-	2,770
Borrowing from Vice President - Xie Xuejun (iv)	-	850	500
Loan to General Manager of Beijing SIWA Century Zhisheng Education Technology Co., Ltd. - Bu Lixiang	-	-	10
Borrowing from General Manager of Beijing SIWA Century Zhisheng Education Technology Co., Ltd. - Bu Lixiang (iv)	-	-	3,143
Others	514	5	-

Note (i) Borrowing from subsidiary of minority shareholder of Shenyang K-12 was RMB nil as of December 31, 2014 which was due to the minority shareholder of Shenyang K-12 was no longer related party of the Group.

Note (ii) Due to the shortage of working capital, the Company borrowed funds from management personnel Gao Shoubai. The borrowing of RMB 2,000 from Gao Shoubai was with a maturity date on February 7, 2014 and noninterest bearing; RMB 1,960 was with a maturity date on December 8, 2013 and bearing interest at 24% per annum.

Note (iii) The loans were made to management for operation purpose. They were repaid in March 2015.

Note (iv) The borrowings were from management for operation purpose.

b.	The Group had the following balances with related parties:

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
Relationship	2013	2014	2013	2014
	RMB	RMB	RMB	RMB
Subsidiary of former shareholder of Shenyang K-12 (Note 23 a (i))	-	-	4,675	-
General Manager of College Segment - Gao Shoubai (Note 23 a (ii))	-	-	3,960	3,960
Vice President - Xie Xuejun (Note 23 a (iii) & (iv))	-	2,770	-	1,350
General Manager of Beijing SIWA Century Zhisheng Education Technology Co., Ltd. - Bu Lixiang (Note 23 a (iv))	-	10	-	3,143
	-	2,780	8,635	8,453

c.	Principal shareholder transaction

On October 26, 2011, Dr. Jin Huang, chief executive officer of the Company, and holder of more than 10% interest in the voting power of the Company, entered into a participation agreement with, among others, the Baring Asia Private Equity Fund V., L.P. (the “Participation Agreement”). Pursuant to this agreement, Campus Holdings Limited (“Campus”), an affiliate to the Baring Asia Private Equity Fund V., L.P., agreed to invest up to US$ 50.0 million to purchase Class A Ordinary Shares of the Company through a series of private transactions and on the open market through purchases of American Depositary Shares.

The return on the investment in Class A Ordinary Shares as contemplated by the Participation Agreement will be shared between Campus and Dr. Huang after Campus has received a minimum return on its investment following the occurrence of agreed transfer events. Dr. Huang’s share of such return will be dependent on the portfolio values of the Class A Ordinary Shares acquired by Campus plus the value of all other property delivered as a dividend or other distribution on such Class A Ordinary Shares (the “Portfolio Value”) expressed as a multiple of Campus’ net investment amount as set forth in the Participation Agreement and can be paid to Dr. Huang in cash, in Class A Ordinary Shares or a combination of cash and Class A Ordinary Shares.

To secure Campus’ obligations under the Participation Agreement, Campus entered into a charge (the “Campus Share Charge”) in favor of Spin-Rich Ltd (“Spin-Rich”), a British Virgin Islands company that is wholly owned by Dr. Jin Huang, the president and chief executive officer of the Company, over 1,818,182 Class A Ordinary Shares that Campus may acquire from time to time after the date of the Campus Share Charge to secure Campus’ obligations under the Participation Agreement, including, without limitation, Campus’ obligations to share with Dr. Huang its investment return on the Class A Ordinary Shares in accordance with the terms of the Participation Agreement. Spin-Rich in turn entered into a charge over 6,077,747 Class B Ordinary Shares of the Company that it owns in favor of Campus to secure Campus’ agreed-upon minimum return on its investment. Spin-Rich shall be entitled to exercise all voting and/or consensual powers pertaining to the Class B Ordinary Shares and dividends or other distributions received thereon by Spin-Rich or any part thereof charged in favor of Campus unless and until enforcement event occurs.

Between November 9, 2011 and January 25, 2012, Campus purchased an aggregate of 11,944,600 Class A Ordinary Shares equivalent of the Company through privately negotiated transactions or in open market transactions. The aggregate consideration paid was RMB 311,505 (US$ 50,000). None of the sellers in the privately negotiated transactions were the employees of the Company.

Management has assessed the accounting treatment for this transaction and believes that it should be accounted for as a share-base compensation pursuant to FASB ASC Topic 718.The fair value of the combined terms of the Participation Agreement was approximately RMB 215,274 (US$ 34,554), which will be recognized as compensation expense on a straight-line basis over a period from January 2012 to October 2015, which is the expected expiration date. RMB 60,206 (US$9,539), RMB 53,769 (US$ 8,882) and RMB 54,311 (US$ 8,876) expenses were recognized for the years ended December 31, 2012, 2013 and 2014, respectively.

d.	Share Interest Assignment between CEIHL and New Flourish

On August 31, 2014, CEIHL entered a Share Interest Assignment Agreement with New Flourish, an entity control by CEO of the Company. Pursuant to the Assignment Agreement, CEIHL agreed to sell 170,368,902 shares at a favorable consideration of US$5,779 with payment schedule of 3 equal annual installments starting on August 31, 2016. If the Company fails to file the annual report of Form 20-F for the year 2014 on or before the date in compliance with the Security Act, CEIHL has a right to repurchase 13,000,000 shares at the same price from New Flourish.

On September 5, 2014, CEIHL converted US$31,692 of the Convertible Loan and transferred 170,368,902 Class A Ordinary Shares to New Flourish.

Management has assessed the accounting treatment for this transaction which was regarded as one time settlement awards to Company’s senior management for past contribution to the Group and management believes that it should be accounted for as a one off share-based compensation pursuant to FASB ASC Topic 718. The discounted total consideration is US$ 4,257. The fair value of the Company’s ordinary shares was US$19,678 based on equity value US$ 0.1155 per share, and the difference between the fair value of the consideration and Company’s ordinary shares was RMB 94,360 (US$15,421). In addition, management also believes that the timely filing of Form 20-F is a performance target and probably achievable. Thus, the amount was recognized in full as one-off share-based compensation expense in 2014.

24. DISCONTINUED OPERATIONS

a.	Disposal of Beijing Century College Group

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

By December 31, 2012, the transaction to sell Beijing Century College Group had been completed with the outstanding consideration receivable from Xihua Group of RMB 133,100 as of December 31, 2012. Subsequently, the Group has transferred the receivable from Xihua Group to Suzhou Qingrun, with allocated consideration of RMB 25,300, and the excessive portion was fully written off as of December 31, 2012.

b.	Disposal of Taishidian Holding

On July 25, 2013, the Company entered into a sale and purchase agreement to dispose of its 70% interest in Taishidian Holding to Kunshan Venture Investment Limited (“Kunshan Venture”), with consideration of RMB 234,500 in cash and a waiver of RMB 143,233 due from with Taishidian Holding. As of December 31, 2013, management assessed the recoverable value with best estimation to be approximately RMB 110,000. Bad debt provision of RMB 124,500 was provided for the excessive portion and was included in the disposal loss. The sale was completed in the end of 2013.

On the date of February 6, 2015, the Company entered into an agreement to transfer the consideration of RMB 234,500 to Suzhou Hezhijia Investment Management Limited with RMB 70,000. For details see Note 6 (ii).

c.	Disposal of 21 st school

On April 8, 2013, the Company entered into an agreement to return the remaining operating rights in 21st School back to Xihua Group with consideration of RMB 60,000. The loss from the operation of 21st school was RMB 49,706 for the year ended December 31, 2012, and income was RMB 2,734 for the year ended December 31, 2013. The disposal of remaining operating right resulted in a loss of RMB 74,938 for the year ended December 31, 2013. The sale was completed in the end of the second quarter of 2013.

d.	Assets and liabilities classified as held for sale

As of September 30, 2014, management had the intention to dispose the Jinghan Group. Financial statements for the fiscal years of 2012, 2013 and 2014 have been adjusted to present the operations of Jinghan Group as a discontinued operation.

The assets and liabilities of Jinghan Group are included in the captions “Assets classified as held for sale” and “Liabilities classified as held for sale”, in the accompanying consolidated balance sheets at December 31, 2013 and 2014 and consist of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Assets classified as held for sale
Cash and cash equivalents	78,333	36,063
Restricted cash	3,600	2,000
Term deposits	800	11,023
Accounts receivable, net	4,532	-
Deferred tax assets	4,541	6,107
Prepaid and other current assets	47,408	52,243
Deferred tax assets, non-current	57,591	67,327
Property and equipment, net	71,933	58,900
Intangible assets, net	44,126	40,669
Goodwill	189,242	189,470
Other non-current assets	51,904	48,620
Total assets	554,010	512,422

Liabilities classified as held for sale
Short-term borrowings	6,000	4,000
Deferred revenue	426,627	455,173
Accounts payable	49	49
Accrued and other liabilities	45,010	49,375
Income taxes payable	5,212	5,101
Amounts due to related parties	3,400	-
Deferred tax liabilities	24,151	19,720
Total liabilities	510,449	533,418

The disposal of Jinghan Group was completed by April 8, 2015, for details please refer to Note 30.

e.	Discontinued operations

Following are revenues and income (loss) from discontinued operations:

(1) Beijing Century College Group

	Years ended December, 31
	2012	2013	2014
	RMB	RMB	RMB
Revenues	-	-	-
Impairment loss	-	-	-
Income (loss) from discontinued operation	-	-	-
Income tax benefit (expense)	-	-	-
Income (loss) from discontinued operation, net of income tax	-	-	-
Loss on sale of discontinued operation, net of income tax (note(i))	(15,908)	-	-
Loss from and on sale of discontinued operation, net of income tax	(15,908)	-	-

Note (i) Foreign currency translation adjustment included in the loss on sale of discontinued operation is RMB 7,758 for the year ended December 31, 2012.

(2) Taishidian Holding

	Years ended December, 31
	2012	2013	2014
	RMB	RMB	RMB
Revenues	103,382	50,043	-
Impairment loss	-	-	-
Income (loss) from discontinued operation	12,395	(22,735)	-
Income tax expense	(3,669)	(6,637)	-
Income (loss) from discontinued operation, net of income tax	8,726	(29,372)	-
Loss on sale of discontinued operation, net of income tax (note(i))	-	(174,629)	-
Income (loss) from and on sale of discontinued operation, net of income tax	8,726	(204,001)	-

Note (i) Foreign currency translation adjustment included in the loss on sale of discontinued operation is RMB 5,538 for the year ended December 31, 2013.

(3) 21st School

	Years ended December, 31
	2012	2013	2014
	RMB	RMB	RMB
Revenues	82,283	17,939	-
Impairment loss	(50,050)	-	-
(Loss) Income from discontinued operation	(55,846)	3,312	-
Income tax benefit (expense)	6,140	(578)	-
(Loss) Income from discontinued operations, net of income tax	(49,706)	2,734	-
Loss on sale of discontinued operation, net of income tax (note(i))	-	(74,938)	-
Loss from and on sale of discontinued operation, net of income tax	(49,706)	(72,204)	-

Note (i) No foreign currency translation adjustment is included in the loss on sale of discontinued operation.

(4) Jinghan Group

	Years ended December, 31
	2012	2013	2014
	RMB	RMB	RMB
Revenues	535,417	603,976	679,295
Impairment loss	(44,650)	-	-
Loss from discontinued operation	(179,518)	(89,291)	(73,499)
Income tax benefit	63,521	19,047	15,735
Loss from and on sale of discontinued operation, net of income tax	(115,997)	(70,244)	(57,764)

25. GAIN ON DISPOSAL OF SUBSIDIARY

Medium Range Online (Beijing) Technology Co., Ltd (“Zhongcheng”) is a company focusing on careen enhancement, acquired on September 2, 2009 and 100% owned by Ambow Shanghai. Due to the shortage of working capital, the Company disposed 70% interest of Zhongcheng to a third party. In exchange for the 70% interest in Zhongcheng, the third party assumed certain liabilities of Zhongcheng amounting of RMB 9,090. In connection with the disposal, the Company also waived the intercompany receivables and payables with Zhongcheng. The Group did not receive any consideration in the transaction. The deal was not a strategic shift of the business and this transaction will not have major impact on Ambow’s business, therefore this transaction was not qualified as discontinued operation. The fair value of 30% interest in Zhongcheng was RMB 693 as of disposal date, while the carrying amount of its net liabilities was RMB 6,710 after the waiver of the net intercompany balances. The Company recognized a gain of RMB 7,403 on the disposal accordingly.

26. DECONSOLIDATION

a.	Deconsolidation in 2013:

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

By the report issuance date, the deregistration from the Administration for Industry and Commerce is in the process. Therefore, Tianjin Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring were subsidiaries of the Group legally as of December 31, 2014.

b.	Deconsolidation in 2014:

In 2014, the principal of Jilin Tutoring lost confidence in the Group and stopped providing financial statements and reporting operation results to the Group after September 30, 2014, which was determined as the date that the Group ceased to have substantial control on Jilin Tutoring. Afterwards, the Group did not have any continuing involvement with Jilin Tutoring.

During the year ended December 31, 2014, the Group recognized a total impairment loss amounting to RMB 29,462 arising from deconsolidation of Jilin Tutoring. The deconsolidation loss was equivalent to the subsidiary’s carrying amounts of net assets and the amount of accumulated other comprehensive income attributable to Jilin Tutoring as of the deconsolidation date because the Group assessed the investment were not recoverable.

Because of the deconsolidation, the amount due from the deconsolidated subsidiaries of RMB 4,750 was fully written off as of December 31, 2014.

By the report issuance date, the deregistration from the Administration for Industry and Commerce is in the process. Therefore, Jilin Tutoring was subsidiary of the Group legally as of December 31, 2014.

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

In 2013, non controlling interest amounting to RMB 235,664 was derecognized as a result of the disposal of 21st School.

b.	Others

As of December 31, 2012, the Group recognized a non controlling interest in the consolidated statements of operations and other comprehensive income (loss) to reflect the 5%, 10%, 30%, 36% and 23% economic interest in Guangzhou ZS Career Enhancement, Shenyang K-12, Taishidian Holding, Ambow Jingxue and Genesis Career Enhancement, respectively, that is attributable to the shareholders other than the Group. As of December 31, 2013, the 30% economic interest in Taishidian Holding was derecognized with the disposal of Taishidian Holding. In 2013, the 5% economic interest in Guangzhou ZS Career Enhancement was derecognized as a result of deconsolidation of subsidiary. On May 13, 2014, the Group established Shanghai Tongguo Education Technology Co., Ltd under Ambow Shanghai, with a non controlling interest of 40% economic interest amounting to RMB 270 from three individual shareholders.

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

At December 31, 2013 information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis was as follows:

		Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2013
Assets:
IRCF	175	-	-	175

At December 31, 2014, no any assets or liabilities were subject to fair value measurement on a recurring basis.

The Group’s goodwill and intangible assets are measured at fair value on a nonrecurring basis and they are recorded at fair value using income approach only when impairment is recognized. Such assets are listed below at their carrying values as of December 31, 2014. There were no such assets as of December 31, 2013 because no impairment was recognized during the year then ended.

		Fair Value Measurements at Reporting Date Using
	Total Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2014
Intangible assets	61,202	-	-	61,579
Goodwill	66,498	-	-	66,498

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of intangible assets and convertible loan, which utilize significant unobservable internally-developed inputs:

	Fair value	Valuation techniques	Unobservable inputs	Range
Intangible assets as of September 30, 2014	61,579	Relief-from-royalty method	Royalty rate Discount rate Terminal growth rate	1%-6% 17%-22% 3%
Convertible Loan as of May 13, 2014	41,538	Binomial Model	Volatility Risk free rate Bond discount rate	57% 0.89% 16%

During the year ended December 31, 2014, the Company recognized a goodwill impairment of RMB 229,914. Please see Note 10.

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

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2012, 2013 and 2014.

No single supplier represented 10% or more of the Group’s total costs of sales for the years ended December 31, 2012, 2013 and 2014.

No single debtors accounted for 10% or more of the Group’s consolidated accounts receivable as of December 31, 2013 and 2014.

A summary of the debtors who accounted for 10% or more of the Group’s consolidated prepaid and other current assets, other non-current assets and consideration receivable was as follows:

	As of December 31,
	2013		2014
Debtors	RMB	%	RMB	%
Prepaid and other current assets
Company A	49,800	26%	49,800	34%
Company B	35,000	18%	35,000	24%
Other non-current assets
Company C	119,864	91%	114,537	95%
Consideration receivable
Company F	13,800	7%	13,800	10%
Company D	110,000	58%	70,000	52%
Company G	67,066	35%	-	-
Company H	-	-	50,000	37%

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

30. SUBSEQUENT EVENTS

1)	EGM

The company held an extraordinary general meeting (EGM) of shareholders of Ambow Education Holding Ltd on March 5, 2015 at the Marina Mandarin Hotel Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594. The result of the EGM is:

a.	to increase the authorized share capital of the Company from US$125 divided into 1,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each and 50,000,000 Preferred Shares of a nominal or par value of US$0.0001 to US$145 divided into 1,200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each and 50,000,000 Preferred Shares of a nominal or par value of US$0.0001.

There were 789,685,690 votes for the proposal, 780,020 votes against the proposal and 2,240 abstain the proposal.

b.	to approve and adopt the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company.

There were 789,704,706 votes for the proposal, 654,672 votes against the proposal and 108,572 abstain the proposal.

2)	Conversion of Class B Ordinary Shares to Class A Ordinary Shares

On January 21, 2015, Spin-Rich Ltd., a British Virgin Islands company that is wholly owned by Dr. Jin Huang, converted all of its 12,600,000 Class B Ordinary Shares into Class A Ordinary Shares on a one for one basis. Prior to the conversion, the holders of Class A Ordinary Shares and Class B Ordinary Shares voted together on all matters submitted to a vote and each Class B Ordinary Share was entitled to ten (10) votes. As an affiliate of Spin-Rich, Ltd., upon the conversion of Spin-Rich, Ltd.’s Class B Ordinary Shares, Dr. Huang’s ownership of Class B Ordinary Shares was reduced below 5%. As a result, in accordance with the Company’s Memorandum & Articles of Association, all of the outstanding Class B Ordinary Shares held by shareholders other than Spin-Rich, Ltd., were automatically converted into Class A Ordinary shares on a one-for-one basis. As a result, the Company only has Class A Ordinary Shares issued and outstanding as of the issuance date of this report.

3)	Consideration receivables related to disposal of Taishidian Holding

As disclosed in Note 24(b), the Company disposed Taishidian Holding with cash consideration of 234,500 and a waiver of RMB 143,233 due from with Taishidian Holding. As of December 31, 2013, management assessed the recoverable value with best estimation to be approximately RMB 110,000. Bad debt provision of RMB 124,500 was provided for the excessive portion and was included in the disposal loss.

On February 6, 2015, the Company entered into an agreement to transfer the consideration of RMB 234,500 to Suzhou Hezhijia Investment Management Limited with RMB 70,000. Hence, the consideration receivable was fully accrued bad debt provision by RMB 40,000 as of December 31, 2014. The Group has received RMB 40,000 as the first payment out of the total of RMB 70,000 in February 2015 per agreement. According to the agreement, the rest of the RMB 30,000 will be received by end of 2015.

4)	Disposal of Jinghan Group

The Company entered into a disposal agreement with a third party to transfer the ownership of Jinghan Group at a consideration of RMB 1,200,000 in early 2015, out of which the Company committed to provide necessary funding to the third party for capital injections and settlement of liabilities to ensure Jinghan’s continuous operation. It is further confirmed that the said obligations to the Company amounted to RMB 700,000. The disposal has been completed by April 8, 2015.

5)	Conversion of convertible loans

On March 5, 2015, CEIHL converted US$6.3 million of the Convertible Loan and became the registered holder of 133,735,632 Class A Ordinary Shares. In total, CEIHL owns 635,244,253 Class A Ordinary Shares, representing 56.05% ownership interest.

On March 5, 2015, Baring converted US$5 million of the Convertible Loan and became the registered holder of 83,584,770 Class A Ordinary Shares. In total, Baring owns 98,413,450 Class A Ordinary Shares, representing 8.68% ownership interest.

31. ADDITIONAL INFORMATION - CONDENSED FINANCIAL STATEMENTS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC VIEs and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of certain percentages of the after-tax income or the increase in net assets for the year (as determined under accounting principles generally accepted in the PRC) should be set aside at each year end as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC VIEs and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIEs, were RMB 1,340,481 and RMB 1,340,527 of December 31, 2013 and 2014, respectively.

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

As of December 31, 2013 and 2014, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
			Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	202	166	27
Amounts due from related parties	498,432	40,026	6,451
Prepaid expenses and other current assets	68,205	49,912	8,043
Total current assets	566,839	90,104	14,521

Non-current assets:
Intangible assets, net	284	150	24
Investment in subsidiaries	-	-	-
Total non-current assets	284	150	24

Total assets	567,123	90,254	14,545

LIABILITIES
Current liabilities:
Short-term loan	-	-	-
Convertible loan	102,905	13,470	2,171
Deferred revenue	2,317	866	140
Amounts due to related parties	5,678	55,699	8,977
Accrued and other liabilities	59,725	69,278	11,164
Total current liabilities	170,625	139,313	22,452
Total non-current liabilities	-	-	-

Total liabilities	170,625	139,313	22,452

SHAREHOLDERS’ EQUITY
Ordinary shares
(US$0.0001 par value; 1,200,000,000 and 1,200,000,000 shares authorized, 176,776,612 and 916,104,980 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	122	574	93
Additional paid-in capital	2,706,621	3,325,288	535,939
Retained earnings	(2,294,368)	(3,371,181)	(543,336)
Accumulated other comprehensive income	(15,877)	(3,740)	(603)
Total shareholders’ equity (deficit)	396,498	(49,059)	(7,907)

Total liabilities and shareholders’ equity	567,123	90,254	14,545

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Statements of Operations

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
				Note 3(a)
NET REVENUES
- Educational program and services	-	-	-	-
- Software products	190	-	-	-
Total net revenues	190	-	-	-
Cost of revenues
- Educational program and services	-	-	-	-
- Software products	(951)	-	-	-
Total cost of revenues	(951)	-	-	-
GROSS LOSS	(761)	-	-	-
Operating expenses:
Selling and marketing	(6,941)	(2,733)	(348)	(56)
General and administrative	(110,893)	(57,453)	(229,814)	(37,039)
Research and development	(872)	(742)	(144)	(23)
Total operating expenses	(118,706)	(60,928)	(230,306)	(37,118)

OPERATING LOSS	(119,467)	(60,928)	(230,306)	(37,118)
Share of loss from subsidiaries	(1,498,091)	(833,867)	(609,711)	(98,268)
OTHER INCOME (EXPENSE)
Interest expenses, net	(2,496)	(8,386)	(91,064)	(14,677)
Loss from extinguishment of debt	-	-	(143,901)	(23,193)
Foreign exchange losses, net	(136)	-	(459)	(74)
Other expenses, net	(976)	(3,637)	(1,372)	(221)
Income tax	-	-	-	-
NET LOSS	(1,621,166)	(906,818)	(1,076,813)	(173,551)

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial Information of Parent Company

Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities	(112,041)	(59,818)	(109,368)	(17,627)
Cash flows from investing activities	-	-	-	-
Cash flows from financing activities	121,157	44,455	109,330	17,621
Proceeds from issuance of ordinary shares, net of expenses	-	-	-	-
Proceeds from issuance of exercise of options	1	-	-	-
Effects of exchange rate changes on cash and cash equivalents	(114)	(79)	2	-
Net change in cash and cash equivalents	9,003	(15,442)	(36)	(6)
Cash and cash equivalents at beginning of year	6,641	15,644	202	33
Cash and cash equivalents at end of year	15,644	202	166	27

Supplemental disclosure of cash flow information

Supplemental disclosure of non-cash investing and financing activities
Shares surrender by SummitView	-	-	67,309	10,848
Conversion of convertible loan to ordinary shares	-	-	226,298	36,473
Consideration receivables from SummitView	-	67,066	-	-
Receipt of convertible loan by settlement of debt	-	-	80,000	12,894

