Form 20-F
period 2015-12-31
Ambow Education Holding Ltd.
filed 2016-04-26
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

33,556,762 Class A Ordinary Shares and 4,708,415 Class C Ordinary Shares, par value $0.003 per share, as of December 31, 2015

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

☐ Yes ☒ No

CONVENTIONS THAT APPLY IN THIS ANNUAL REPORT ON FORM 20-F

Except where the context requires otherwise and for purposes of this annual report only:

•	“ADSs” refers to our American depositary shares, each of which represents two Class A Ordinary Shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs.

•	“we”, “us”, “our company”, “the company”, ”the Group”, “our” and “Ambow” refer to Ambow Education Holding Ltd. and its subsidiaries and, in the context of describing our operations and consolidated financial data, also include our VIEs and their respective subsidiaries.

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Hong Kong, Macau and Taiwan.

•	“GaoKao” refers to university entrance exams administered in China.

•	“IPO” refers to the initial public offering of our ADSs.

•	“RMB” or “Renminbi” refers to the legal currency of China.

•	“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.

•	“VIEs” refers to our variable interest entities, which are certain domestic PRC companies in which we do not have direct or controlling equity interests but whose historical financial results have been consolidated in our financial statements in accordance with U.S. GAAP.

•	“ZhongKao” refers to senior high school entrance exams administered in China.

•	“$”, “US$” or “U.S. dollars” refers to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “likely”, “will”, “would”, “could”, and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

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

The selected consolidated financial data presented below for the years ended December 31, 2012, 2013, 2014 and 2015 and as of December 31, 2012, 2013, 2014 and 2015 is derived from our audited consolidated financial statements included elsewhere in this annual report, which were prepared in accordance with U.S. GAAP. The selected consolidated financial data presented below for the year ended December 31, 2011, and as of December 31, 2011 is derived from our unaudited consolidated financial data for this year that is not included in this annual report (which is unaudited as it has been revised from previously issued audited financial statements to reflect the classification of discontinued operations as a separate line item in the income statement), which was prepared in accordance with U.S. GAAP.

As of December 31, 2015, we completed the disposal of Beijing Jinghan Education and Technology Co., Ltd., Beijing Jinghan Taihe Education Technology Co., Ltd., and Ambow Jingxue (Beijing) Technology Co., Ltd (collectively referred to as the “Jinghan Group”). We have assessed the disposed entities meeting the criteria of discontinued operations as defined in ASC 205. The results of all discontinued operations and the gain or loss recognized on the disposal, less applicable income taxes (benefit), are reported as a separate component of income. In the period that a discontinued operation is classified as held for sale and for all prior periods presented, the assets and liabilities of the discontinued operations are presented separately on consolidated balance sheet as assets held for sale and liabilities held for sale respectively.

The Group deconsolidated Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in Tianjin Heping Huaying School and Tianjin Ambow Huaying School (collectively “Tianjin Tutoring”) in September 2013, and deconsolidated Guangzhou Zhi Shan Education Technology Co., Ltd. (“Guangzhou ZS Career Enhancement”) and Guangzhou Tianhe Depushi Education Training Center (“Guangzhou DP Tutoring”) on December 2013. The Group deconsolidated Jilin Clever Training School (“Jilin Tutoring”) on September 2014. By December 31, 2015, the Company regained control over the previously deconsolidated subsidiaries, Tianjin Tutoring, Guangzhou ZS Career Enhancement, Guangzhou DP Tutoring and Jilin Tutoring, and reconsolidated these entities in its 2015 consolidated financial statements.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Consolidated Statement of Operations Data:
NET REVENUES:
Educational programs and services	893,112	675,174	536,511	411,998	395,715	61,088
Software products	366,600	66,886	—	—	—	—
Total net revenues	1,259,712	742,060	536,511	411,998	395,715	61,088
Cost of revenues	(479,476)	(477,199)	(361,573)	(274,036)	(245,945)	(37,967)
GROSS PROFIT	780,236	264,861	174,938	137,962	149,770	23,121
Operating expenses:
Selling and marketing (1)	(236,854)	(321,418)	(151,480)	(80,377)	(55,511)	(8,569)
General and administrative (1)	(239,551)	(632,603)	(471,915)	(508,544)	(280,634)	(43,322)
Research and development (1)	(39,541)	(31,842)	(19,545)	(12,259)	(7,308)	(1,128)
Impairment loss from continuing operations	—	(761,996)	(84,246)	(292,577)	(162,351)	(25,063)
Total operating expenses	(515,946)	(1,747,859)	(727,186)	(893,757)	(505,804)	(78,082)
OPERATING INCOME/(LOSS)	264,290	(1,482,998)	(552,248)	(755,795)	(356,034)	(54,961)
OTHER EXPENSE	(17,886)	(6,739)	(21,932)	(267,861)	(39,371)	(6,077)
INCOME/(LOSS) BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	246,404	(1,489,737)	(574,180)	(1,023,656)	(395,405)	(61,038)
Income tax expense/(benefit)	(36,751)	(10,893)	10,424	(1,135)	118,963	18,365
INCOME/(LOSS) FROM CONTINUING OPERATIONS	209,653	(1,500,630)	(563,756)	(1,024,791)	(276,442)	(42,673)
Income/(Loss) from and on sale of discontinued operations, net of income tax	(193,434)	(172,885)	(346,449)	(57,764)	340,798	52,610

NET INCOME/(LOSS)	16,219	(1,673,515)	(910,205)	(1,082,555)	64,356	9,937
Less: Net income/(loss) contributable to non-controlling interest from continuing operating	(4,966)	(52,349)	(3,387)	(5,742)	617	96

NET INCOME/(LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	21,185	(1,621,166)	(906,818)	(1,076,813)	63,739	9,841

NET INCOME/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	21,185	(1,621,166)	(906,818)	(1,076,813)	63,739	9,841

Net income/(loss) from continuing operations per ordinary share: (2)
Basic	44.10	(297.30)	(102.32)	(73.13)	(7.52)	(1.16)
Diluted	42.00	(297.30)	(102.32)	(73.13)	(7.52)	(1.16)

Net income/(loss) from discontinued operations per ordinary share: (2)
Basic	(41.40)	(36.60)	(63.62)	(4.18)	9.25	1.43
Diluted	(39.30)	(36.60)	(63.62)	(4.18)	9.25	1.43

Net income/(loss) from continuing operations per ADS: (2)
Basic	88.20	(594.60)	(204.64)	(146.26)	(15.04)	(2.32)
Diluted	84.00	(594.60)	(204.64)	(146.26)	(15.04)	(2.32)
Net income/(loss) from discontinued operations per ADS: (2)
Basic	(82.80)	(73.20)	(127.24)	(8.36)	18.50	2.86
Diluted	(78.60)	(73.20)	(127.24)	(8.36)	18.50	2.86

Weighted average shares used in calculating net income/(loss) per share (2)
Basic	4,764,635	4,855,331	5,464,740	13,928,048	36,848,816	36,848,816
Diluted	5,014,427	4,855,331	5,464,740	13,928,048	36,848,816	36,848,816

(1)	Share-based compensation expense included in:

	For the Year Ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Selling and marketing	(7,286)	(6,286)	(2,658)	(351)	(457)	(71)
General and administrative	(25,220)	(88,019)	(73,108)	(156,870)	(49,371)	(7,622)
Research and development	(842)	(872)	(829)	(144)	(289)	(45)

(2)	Basic and diluted net income/(loss) from continuing operations per ordinary share is computed by dividing net income from continuing operations adjusted for the impact of any accretion/allocation of income relating to preferred shareholders by the weighted average number of shares outstanding for the period. Basic and diluted net income/(loss) from discontinued operations per ordinary share is computed by dividing net income/(loss) from discontinued operations by the weighted average number of shares outstanding for the period. The potentially dilutive warrants, preferred shares and options were excluded from the calculation of diluted net income/(loss) from continuing/discontinued operations per share in those periods where their inclusion would be anti-dilutive. All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Ambow Education Holding Ltd.’s 1-for-30 reverse stock split, which was effective on September 4, 2015.

	As of December 31,
	2011	2012	2013	2014	2015	2015
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	193,161	118,081	98,962	180,285	246,303	38,023
Total current assets	2,706,830	2,022,342	1,083,449	993,736	682,624	105,379
Total assets	4,845,686	3,180,358	1,953,409	1,505,688	1,007,925	155,597
Total current liabilities	1,661,553	1,682,064	1,476,087	1,491,336	839,381	129,578
Total liabilities	2,079,223	1,796,403	1,555,686	1,558,994	865,102	133,549
Total equity/(deficit)	2,766,463	1,383,955	397,723	(53,306)	142,823	22,048

	For the Year Ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by/(used in) operating activities	296,705	(32,004)	(160,544)	(160,367)	(40,119)	(6,191)
Net cash provided by/(used in) investing activities	(494,558)	(457,855)	65,862	112,013	60,212	9,298
Net cash provided by/(used in) financing activities	(46,216)	76,838	82,885	87,003	12,830	1,981
Changes in cash and cash equivalents included in assets held for sale	(150,413)	427,107	(7,213)	42,270	36,063	5,562

Exchange Rates

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at the noon buying rate on December 31, 2015, which was RMB 6.4778 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 15, 2016, the daily exchange rate reported by the Federal Reserve Board was RMB 6.4730 to US$1.00.

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

Period	Average (1)
2011	6.4475
2012	6.2990
2013	6.1412
2014	6.1704
2015	6.2827

Period	High (1)	Low (1)
2015
September	6.3836	6.3544
October	6.3591	6.3180
November	6.3945	6.3180
December	6.4896	6.3883
2016
January	6.5932	6.5219
February	6.5795	6.5154
March	6.5500	6.4480

(1)	Annual and monthly lows and highs are calculated from daily noon buying rates in the city of New York as published by the Federal Reserve Bank.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Factors

Risks related to our business and industry

If we are not able to continue to attract students to enroll in our programs, our net revenues may decline and we may not be able to maintain profitability.

The success of our business largely depends on the number of student enrollments in our programs and the amount of course fees that our students are willing to pay. Therefore, our ability to continue to attract students to enroll in our programs without a significant decrease in course fees is critical to the continued success and growth of our business. This will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. Our partner schools are subject to the government imposed annual enrollment quota limit. If we were to violate requirements to which we are subject the Ministry of Education of the People’s Republic of China (“MOE”), could reduce the annual enrollment quota at our partner schools or restrict the programs we offer at our partner schools or the methods by which we recruit new students. If we are unable to continue to attract students to enroll in our programs without a significant decrease in course fees, our net revenues may decline and we may not be able to achieve profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

If we are not able to continue to attract and retain qualified education professionals, we may not be able to maintain consistent teaching quality throughout our school and learning center network and our brand, business and results of operations may be materially and adversely affected.

Our education professionals are critical to maintaining the quality of our services, software products and programs, and maintaining our brand and reputation, as they interact with our students on a regular basis. We must continue to attract qualified education professionals who have a strong command of the subject areas to be taught and meet our qualifications. There are a limited number of education professionals in China with the necessary experience to satisfy our qualifications, and we must provide competitive compensation packages to attract and retain qualified teachers and tutors. Some of our education professionals are teachers of public schools that are working at our tutoring centers on a part-time basis. Paid tutoring by teachers of public schools has received more regulatory scrutiny recently. On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers (the “Measures”) related to some of our substantial business operations in provinces and cities such as Beijing, Tianjin, Chengdu, Jiangsu, Hunan and Hubei. The Measures prohibit teachers of public schools from teaching, on a part-time basis, at private schools during the work week or at any time. We believe that some of our teachers also work in public schools. If these education professionals choose to leave, or are forced to leave, our learning centers to comply with relevant local regulations, we will need to seek new teachers to replace them which we cannot assure you that we will be able to do at a reasonable cost or at all. If these regulations become the trend and are adopted in more provinces and cities or become more restrictive, we may need to seek additional new teachers in more places, which will further increase the difficulty of our recruiting efforts. While there has been no existing nationwide regulations imposing any penalty on private schools like ours for hiring teachers who also teach at public schools, we cannot assure you that such regulations will not be adopted in the future. In addition, we may not be able to hire and retain enough qualified education professionals to keep pace with our anticipated growth or at acceptable costs while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. Shortages of qualified education professionals, or decreases in the quality of our instruction, whether actual or perceived in one or more of our markets, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. Further, our inability to retain our education professionals may hurt our existing brands and those brands we are trying to develop, and retaining qualified teachers at additional costs may have a material adverse effect on our business and results of operations.

Our business depends on the strength of our brands in the marketplace. We may not be able to retain existing students or attract new students if we cannot continue to use, protect and enhance our brands successfully in the marketplace.

Our operational and financial performance and the successful growth of our business are highly dependent on market awareness of our “Ambow” brand and the regional brands that we have acquired. We believe that maintaining and enhancing the “Ambow” brand is critical to maintaining and enhancing our competitive advantage and growing our business. In order to retain existing students and attract new students, we plan to continue to make expenditures to create and maintain our positive brand awareness and create brand loyalty. The diverse set of services and products that we offer to K-12 students, college students and other adults throughout many provinces in China places significant demands on us to maintain the consistency and quality of our services and products to ensure that our brands do not suffer from any actual or perceived decrease in the quality of our services and products. As we continue to grow in size, expand our services and products and extend our geographical reach, maintaining the quality and consistency of our services and products may be more difficult. Any negative publicity about our services, products, schools or learning centers, regardless of its veracity, could harm our brand image and have a material adverse effect on our business and results of operations.

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

It is challenging to integrate business operations, infrastructure and management philosophies of acquired schools and companies. The benefits of our past and future acquisitions depend in significant part on our ability to integrate technology, operations and personnel. The integration of acquired schools and companies is a complex, time-consuming and expensive process that, without proper planning and implementation, could significantly disrupt our business and operations. The main challenges involved in integrating acquired entities include the following:

•	Ensuring and demonstrating to our students that the acquisitions will not result in adverse changes in service standards or business focus;

•	Consolidating and rationalizing corporate IT and administrative infrastructures;

•	Retaining qualified education professionals for our acquired entities;

•	Consolidating service and product offerings;

•	Coordinating and rationalizing research and development activities to enhance introduction of new products and technologies with reduced cost;

•	Preserving strategic, marketing or other important relationships of the acquired entity and resolving potential conflicts that may arise with our key relationships; and

•	Minimizing the diversion of management attention from ongoing business concerns.

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

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. Our net revenues from continuing operations decreased from RMB 536.5 million in 2013 to RMB 412.0 million in 2014, and decreased to RMB 395.7 (US$61.1 million) in 2015. Comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

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

A substantial majority of the net revenues generated in our tutoring segment in the year ended December 31, 2015 were generated from tutoring services focused on preparing for ZhongKao and GaoKao. There have been changes in some areas in the way ZhongKao is administered. For example, beginning in 2010, Yunnan Province stopped administering ZhongKao. Instead, high schools will admit students based on a combination of a comprehensive evaluation of the students’ aptitude (provided by their middle schools) and the students’ middle school academic performance. To ensure the success of the educational reform and cultivate students’ comprehensive abilities, Yunnan Province also prohibits subject competitions in elementary and middle schools, including Olympic math competitions, and standardizes admission policies regarding adding points to middle school test scores based on a student’s extracurricular activities. As for GaoKao, some top universities such as Peking University have been allowed to recruit students through independently administered tests and admission procedures in recent years. The candidates still need to take GaoKao and their scores in GaoKao may not be lower than certain thresholds, but such GaoKao scores will not be the sole determining factor in the admission process. Students admitted in this manner generally should not exceed 5% of the annual enrollment quotas of these universities as approved by the MOE. To the extent ZhongKao, or even GaoKao, becomes less prevalent throughout China, our business and results of operations may be materially adversely affected.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in service days and student enrollments. Historically, the number of days on which our students attend our courses is lower in the first and third quarters due to school closures for the celebration of the Chinese New Year and summer vacation. Because we recognize revenue in our K-12 schools segments based on the number of service days in the quarter, we expect our revenue in the first and third quarters to be negatively impacted. Our costs and expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments, service days and net revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. We expect quarterly fluctuations in our revenues and results of operations to continue. As our revenues grow in our K-12 schools segments, these seasonal fluctuations may become more pronounced.

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

Our legal right to lease certain properties could be challenged by property owners or other third parties, which may cause interruptions to business operations of the affected schools, tutoring centers and career enhancement centers and adversely affect our financial results.

We lease most of the premises used for the operation of our schools, tutoring centers and career enhancement centers. As a result, we are dependent on the property rights of these properties held by their owners to enable us to use the premises. We cannot assure you that all lessors of our leased business premises have the relevant land use right certificates or building ownership certificates of the premises they lease to us or otherwise have the right to lease the premises to us.

We are not aware of any actions, claims or investigations being contemplated by the competent governmental entities with respect to the defects in our leased real properties. However, if we are unable to use the existing properties, enter new leases or renew our current leases in a timely basis and on terms favorable to us, our business, results of operations and financial condition could be materially adversely affected. Impairment loss of RMB 4.0 million, RMB 38.8 million and RMB 109.2 million was made against the current portion of the prepaid long-term lease, capital lease and prepaid long-term lease, respectively, in 2015 regarding the Career Enhancement Education Facility in Beijing as the facility was not available for use. See Note 6, 8 and 11 to consolidated financial statements.

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

To the extent competent governmental entities were to detect these defects and we were found not to be in compliance with the applicable regulations, we may be subject to fines or incur significant additional expenses, our legal title to some of our properties may be challenged, and certain of the land we use to operate our business may be confiscated. If we are required to find alternative locations for our schools and learning centers, we may be required to pay increased rent for the new locations and the new locations, especially for our K-12 schools, may be less convenient and accessible to our students and teachers, which may materially adversely affect our business, results of operations and financial condition.

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

We adopted an equity incentive plan in 2010, or 2010 Equity Incentive Plan. We have granted options and restricted shares under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, and may have an adverse or negative impact on our results of operations. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. As of December 31, 2015, we recorded share-based compensation expenses of RMB 9.1 million for the restricted stock and the unrecognized share-based compensation expenses was amounting to RMB 15.7 million as of December 31, 2015. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Changes to accounting pronouncements or taxation rules or practices or greater than anticipated tax liabilities may adversely affect our reported results of operations or how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements or taxation rules, such as FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, or FIN 48 (now codified as ASC 740), the Corporate Income Tax Law in China which was effective January 1, 2008, or the CIT Law, and various interpretations of accounting pronouncements or taxation practice have been adopted and may be adopted in the future. These accounting standard and tax regulation changes, future changes and the uncertainties surrounding current practices and implementation procedures may adversely affect our reported financial results or the way we conduct our business. We are subject to income tax, business tax and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Moreover, we may lose the tax benefits we are currently receiving or we may be forced to disgorge prior tax benefits we have enjoyed and pay additional taxes and possibly penalties for prior tax years, any of which would harm our results of operations.

In order to enjoy the preferential tax treatment to be exempted from income tax on profits and to be entitled to a 50% reduction in income tax rate and to maintain the “Software Enterprise” status, entity is required to obtain a Certificate of Software Enterprise issued by the provincial IT industry administration authorities through meeting the following conditions: (a) its primary business includes computer software development and production, system integration, application services and other related technical services because an enterprise which only engages in software trading is not qualified, (b) it has developed one or more software products or has intellectual property rights to such products, or provides such services as certified computer information system integration, (c) it has the technical equipment and business location required to engage in software development and related technical services, (d) it has the means and ability to control the quality of its software products and technical services, (e) its technicians engaging in product development and technical services make up no less than 50% of the staff, (f) its research and development expenses for software technology and products make up more than 6% of its software revenues, and (g) its annual software sales make up more than 35% of its total annual revenue and the sales of self-produced software make up more than 50% of the software sales. Pursuant to the Criteria for Recognition and Administrative Measures of Software Enterprises, Software Enterprises are subject to annual inspections by the local software industry associations or other relevant associations authorized by the Ministry of Industry and Information Technology (“MIIT”). Software Enterprises which fail such annual inspections may not, for the current year, enjoy the relevant incentive policies including the preferential tax treatment. Ambow Online has obtained the Certificate of Software Enterprise and has previously enjoyed such preferential tax treatment. However, in 2014, we received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. We have taken legal action to defend ourselves. In 2015 the court ruled that our lawsuit was rejected and later rejected our appeal. Please refer to “Item 8.A Financial Information —Consolidated Financial Statements and other Financial Information — Legal Proceedings”.

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

The growth rate of China’s domestic product in 2015 was 6.9%, compared to a growth rate of 7.4% in 2014. A number of factors contributed to this slowdown in China’s economy, including appreciation of the RMB, which adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. Since we derive substantially all of our revenues from students in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our students may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing students. The adverse economic conditions, if they continue or worsen, will affect consumer spending generally, which could result in decreased demand for our services and products within our target markets.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence may be materially and adversely affected.

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting. Since Ambow’s public float was less than USD 75 million at June 30, 2015, according to the the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Section 404(b) of the Sarbanes-Oxley Act of 2002 is not applicable, so there is no need for an independent registered public accounting firm to issue an attestation report on the effectiveness of our internal control over financial reporting. However, the section 404(a) of the Sarbanes-Oxley Act of 2002 is still applicable, which is requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. Our management has performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015 and reported to our board of directors the significant deficiencies as of December 31, 2015.

In response to the significant deficiencies described above, we have taken several measures designed to remediate the significant deficiencies in our internal control over financial reporting, and we plan to continue to implement additional remedial measures. The measures we intend to take in the future may not be sufficient to remediate the significant deficiencies noted by our management and our independent registered public accounting firm and to avoid potential future material weaknesses. See “Item 15. Controls and Procedures.”

We may require more resources and incur more costs than currently expected to remediate our identified significant deficiencies or significant deficiencies that may be identified, which may adversely affect our results of operations.

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

We conduct our K-12 school and tutoring business and provide online services in China primarily through contractual arrangements between Ambow Online and Ambow Shengying, our principal operating subsidiaries in China, and our VIEs, and their respective shareholders.

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission (“NDRC”), and the Ministry of Commerce (“MOFCOM”) on March 10, 2015 and became effective on April 10, 2015, foreign investment is encouraged to participate in vocational training services beyond educational services. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December 31, 2015, we had a total of 49 centers and schools, comprised of 16 tutoring centers, 4 K-12 schools, 10 career enhancement centers, 18 training offices and 1 career enhancement campus. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools and career enhancement centers.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. We set up the VIE structure to address the uncertainties for securing licenses and permits which may be required for our business operation. See “Risk Factors - Risks Related to regulation of our business and our corporate structure—Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.”, “Regulations - Foreign investment in education service industry” and “Regulations -Regulations on Chinese-foreign cooperation in operating schools”. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list”, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies, PRC citizens or PRC state owned enterprises or agencies, or PRC citizens).Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

As of the date of this report, more than 50% of the total share capital of our company is actually controlled by foreign nationals. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered to solicit comments from the public. Under these options, a company with VIE structures and in the business on the ‘‘negative list’’ at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether our business will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued, we face uncertainties to maintain our VIE structure in the future.

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

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to operate a substantial portion of our education business. For a description of these contractual arrangements, see “Item 4.C — Information on the Company — Organizational Structure” and “Item 7.B — Related Party Transactions—Contractual arrangements with our VIEs and their respective subsidiaries and shareholders.” These contractual arrangements may not be as effective in providing us with control over our VIEs and their respective subsidiaries as direct ownership. If we had direct ownership of our VIEs and their respective subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs and their respective subsidiaries, which could affect changes, subject to any applicable fiduciary duties, at the management level. As a legal matter, if our VIEs or any of their respective shareholders fails to perform its or his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements. We may also rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, but these remedies may not be effective. For example, if the shareholders of any of our VIEs were to refuse to transfer their equity interest in such VIEs to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with our VIEs and/or their respective shareholders. If VIEs or their shareholders fail to perform the obligations secured by the pledges under the equity pledge agreements, one of the remedies for default is to require the pledgors to sell the equity interests of VIEs in an auction or sale of the shares and remit the proceeds to Ambow Online and Ambow Shengying, net of all related taxes and expenses. Such an auction or sale of the shares may not result in our receipt of the full value of the equity interests or the business of VIEs.

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

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementing Rules for the Law for Promoting Private Education (2004), or 2004 Implementing Rules. Under these laws and regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrading of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the schools, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase of net assets of the school (as determined under generally accepted accounting principles in the PRC). All of the private schools operated by our VIEs and their respective subsidiaries currently comply with the existing laws and regulations regarding the allocation of their development funds. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition fees, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns. New laws or regulations might be adopted to:

•	Impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties, such as Ambow Online and Ambow Shengying, for services received; or

•	Specify the formula for calculating “reasonable returns”.

We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting our VIEs’, and their respective subsidiaries’, operations could have a material adverse effect on our business, prospects and results of operations.

As of December 31, 2015, we had a total of 32 schools that were registered as private schools as opposed to companies. Of the 32 schools, 4 schools that we continue to own were registered as schools not requiring reasonable returns. The other 28 schools were registered as schools requiring reasonable returns. The total net revenue of the schools requiring reasonable returns accounted for 62.9% of our consolidated total net revenue for the year ended December 31, 2015. The total net revenue of the schools not requiring reasonable returns accounted for 2.5% of our consolidated total net revenue for the year ended December 31, 2015. Both of the schools requiring reasonable returns and not requiring reasonable returns reported a net loss position for the period ending December 31, 2015.

Regulatory agencies may commence investigations of the tutoring centers, K-12 schools and career enhancement centers controlled and operated by our VIEs. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations.

Our VIEs control and operate tutoring centers, K-12 schools and career enhancement centers. As the provision of these services is heavily regulated in China, especially primary or secondary schools, these schools and companies that our VIEs or their respective subsidiaries currently own or operate or may acquire or establish in the future may be subject from time to time to inspections and investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations, regulatory infractions or other causes of action. For example, if an independent college is found unable to satisfy one or more conditions for running a college set by the MOE in such inspection or investigation, the MOE may impose limitation on the annual enrollment quota or even suspend the recruitment of the college. If the results of any such investigations or lawsuits are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations. Even if we adequately address the issues raised by a government investigation, we may have to devote significant financial and management resources to resolve these issues, which could have a material adverse effect on our business.

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

Under PRC laws and regulations, arrangements and transactions among related parties should be priced on an arm’s length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Ambow Online, Ambow Shengying and our VIEs and their respective shareholders do not represent an arm’s-length price and adjust our VIEs’ or any of their respective subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities for our VIEs or any of their respective subsidiaries. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many other public companies and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our consolidated net income may be harmed if our affiliated entities’ tax liabilities increase or if they are found to be subject to additional taxes, late payment fees or other penalties.

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

Under PRC laws and regulations, an enterprise that qualifies as a new and high-technology enterprise or a software enterprise may enjoy preferential tax benefits. An enterprise qualified as both a “new and high-technology enterprise” and as a “software enterprise” may choose one of the more preferential tax treatments. For example, Ambow Online is a certified “new and high-technology enterprise” and a “software enterprise” and has chosen to enjoy preferential tax treatments as a “software enterprise.” As a result, Ambow Online is entitled to a two-year exemption from the first year it generates taxable income and a 12.5% corporate income tax rate for another three years, which might be followed by a 15% tax rate so long as Ambow Online continues to qualify as a “new or high-technology enterprise”. For the years ended December 31, 2012 and 2013, the Group did not have any material interest and penalties associated with tax positions. In 2014, we received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. We have taken legal action to defend ourselves. In 2015 the court ruled that our lawsuit was rejected and later rejected our appeal. Please refer to “Item 8.A Financial Information —Consolidated Financial Statements and other Financial Information — Legal Proceedings”.

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

Currently, our R&D team has been maintaining the basic software developing codes and databases. Therefore, we didn't consider this suspension as a discontinuation of the software business.

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

The company believes it has sufficient controls in place over access to and use of the chops. We however cannot assure you that unauthorized access to or use of those chops can be totally precluded. To the extent those chops are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and the operations of these entities could be significantly and adversely impacted. There were entities deconsolidated in 2013 and 2014 due to loss of control and the company has lost the custody of the company chops and other important company legal documents, which was regained by December 31, 2015.

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

Presently none of Ambow Online or our other wholly-owned subsidiaries is registered as an investment company. We do not intend to turn these entities into investment companies because to do so these subsidiaries would have to satisfy criteria promulgated by MOFCOM and be approved by MOFCOM or its provincial counterparts before registration with the administration for industries and commerce, which is difficult to accomplish and time consuming. As a result, if capital is injected into Ambow Online and our other subsidiaries as increased registered capital, we could not convert such proceeds into RMB to fund acquisitions of the VIEs and their respective subsidiaries, and our ability to expand our business may be adversely affected.

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

The CIT Law and its Implementing Regulations, which became effective on January 1, 2008, provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The Implementing Regulations of the PRC CIT Law define the term “de facto management bodies” as a body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Following Circular 82, on July 27, 2011, the SAT issued Administrative Measures on Income Taxes of Resident Enterprises Incorporated outside Mainland China and Are Controlled by Chinese Enterprises (Trial Implementation), or Resident Enterprise Administrative Measure, which was effective as of September 1, 2011. This Resident Enterprise Administrative Measures provide clarification of resident status determination, post-determination administration, as well as competent tax authorities. However, Circular 82 and Resident Enterprise Administrative Measures apply only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management bodies” and it is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise”.

If we are treated as a PRC “resident enterprise”, however, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations and our income tax expenses will increase and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be decreased, although dividends distributed from our PRC subsidiaries to us could be exempt from the PRC dividend withholding tax, since such income is exempted under the CIT Law and its Implementing Regulations to a PRC resident recipient.

In addition, if we are considered a PRC “resident enterprise”, dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within the PRC for PRC tax purposes and be subject to PRC withholding tax.

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

Our business could be severely disrupted and materially adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu”, occurred in Mexico and spread to other countries, including Hong Kong and mainland China. The Chinese government and certain regional governments within China have enacted regulations to address the H1N1 virus specifically within the education services market, which may have an effect on our business. Any future natural disasters or health epidemics in the PRC could also severely disrupt our business operations and have a material adverse effect on our business and results of operations.

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

Under our amended and restated memorandum and articles of association, our ordinary shares are divided into Class A Ordinary Shares and Class C Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class C Ordinary Shares are entitled to ten votes per share. As of the date hereof, we no longer have any Class B Ordinary Shares. Shareholdings of our executive officers and directors, and their respective affiliates, give them the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Our executive officers and directors and their respective affiliates have sufficient voting rights to determine the outcome of all matters requiring shareholder approval.

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

We believe we were not a “passive foreign investment company”, or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2015. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for the year ending December 31, 2015 or any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies historically have been especially volatile), we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to such United States holder. See “Item 10.E—Taxation—United States federal income taxation—Passive foreign investment company.”

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

All of our PRC corporate entities, including Ambow Online, Ambow Shengying, our VIEs and their subsidiaries, maintain corporate records and filings with industry and commerce administration authorities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

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

We and certain selling shareholders of our company completed an initial public offering of 10,677,207 ADSs in August 2010. On August 5, 2010, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “AMBO”.

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

In 2012, two former employees of the company made allegations of financial impropriety and wrongful conduct in connection with the company’s prior year acquisitions of training schools. The Audit Committee of the Board of Directors of the company determined that it would conduct an internal investigation to thoroughly review these allegations. This investigation was conducted with the assistance of independent outside counsel. In late 2012, the company decided to suspend the software sales temporarily gradually, mostly due to the loss of business impacted by negative publicity in the media. The company considered this suspension of the software sales as a temporary strategy, would resume the software sales later when the company’s business had recovered and got sufficient funding for rebuilding the R&D team.

In July 2013, we sold our last college, Applied Technology College, to the Kunshan Venture Investment Limited (“Kunshan Venture”).

In April 2013, we entered into a disposal agreement with Xihua Group, pursuant to which, Ambow disposed of the remaining fourteen-year operating rights of 21st School to Xihua Group. The disposal was completed by December 31, 2013.

On June 7, 2013, the Joint Provisional Liquidators (“JPLs”) were appointed as provisional liquidators of the company by the Cayman Court following the filing of a winding up petition by GL Asia Mauritius II Cayman Limited (the “Petitioner”).

During the year of 2013, we deconsolidated Tianjin Tutoring effective October 1, 2013 due to the fact that Tianjin Tutoring stopped providing financial statements and reporting operating results to the Group, and deconsolidated Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring effective January 1, 2014 due to the fact that we lost control and connection with these schools. By December 31, 2015, the company regained control of Tianjin Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring, and reconsolidated the entities in its 2015 financial statements.

Prior to the JPLs’ appointment, the Audit Committee had commenced an investigation into allegations of certain financial improprieties and wrongful conduct by certain senior executives within the group of entities of which the company is the parent (the “Audit Committee Investigation”). In July 2012, the Audit Committee engaged Fenwick & West LLP (“Fenwick & West”) and Ernst & Young LLP (“Ernst & Young”) to assist with the investigation. At that time, the company’s auditor was PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”).

In March 2013, three members of the Board of Directors — two of which held positions on the Audit Committee — resigned stating that they were unable to effectively discharge their duties in light of the refusal of Dr. Jin Huang to resign or take a leave of absence from her leadership positions within the company whilst the Audit Committee Investigation was ongoing. PwC, Fenwick & West and Ernst & Young all resigned from their respective roles shortly thereafter. The company subsequently appointed replacements for each of the above— Marcum Bernstein & Pinchuk LLP (“MarcumBP”) as auditors, and DLA Piper LLP (“DLA”) and Deloitte Financial Advisory Services LLP (“Deloitte”) to assist with the Audit Committee Investigation.

On September 23, 2013, the JPLs formed a committee comprising of creditors and shareholders of the company (the “Stakeholder Committee”). On November 13, 2013, the Cayman Court sanctioned the recommencement of the Audit Committee Investigation following an application, which was brought by the JPLs with the support of the members of the Stakeholder Committee. Engagement letters were subsequently finalized with DLA and Deloitte to complete the Audit Committee Investigation, with the assistance of third party funding which the JPLs negotiated on the company’s behalf.

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

Upon the satisfaction of conditions and deliverables under the restructuring agreement and associated agreements to implement the core parts of the restructuring plan sanctioned by the Cayman Court pursuant to its order dated May 7, 2014 (the “Restructuring Plan”), the Court approved the return of management to our Board of Directors (as reconstituted pursuant to the Restructuring Plan). Upon the discharge, we are to proceed with the completion of the Restructuring Plan transactions.

Our new Board of Directors, consisting of seven directors, was constituted on May 13, 2014, which resulted from the resignation of two directors and the appointment of three new directors (two of whom are independent directors). The new Board consisted of four existing directors: Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, and Mr. Winston Sim; and three new directors: Mr. John Porter, Mr. Ralph Parks and Dr. Yanhui Ma. In December 2015, Mr. Winston Sim resigned from his position as a member of the company’s Board of Directors and Audit Committee for personal reasons. As of the date hereof, our Board consists of six members.

A restructuring agreement, between the company and China Education International Holdings Limited (“CEIHL”) provides for a loan facility for the company, comprising approximately RMB 290.6 million (US$48.0 million) less the amounts paid, or procured to be paid, by CEIHL or its nominee in satisfaction of and/or discharge of and/or to purchase and cancel the onshore debt with estimated pay off value of approximately RMB 83.0 million (US$13.3 million) and includes the amount of the existing facility provided by CEIHL pursuant to which the sum of approximately RMB 104.0 million (US$17.0 million) of principal is due, leaving the rest of the cash being injected into the company, and includes, inter alia, the necessary conversion rights to enable CEIHL to become the holder of 50.1% of the voting rights (equating to 85% of the economic interest) in the company.

Under the Second Amended and Restated Loan Agreement and related financing documents, (a) the outstanding US$17.0 million convertible loan originally borrowed from the International Finance Corporation (“IFC”) that was indirectly assigned to CEIHL has been amended and extended; (b) CEIHL, Baring Private Equity Asia V Holding (4) Limited (“Baring”) and SummitView Investment Fund I, L.P. (“SummitView”) funded a total of approximately US$31.0 million in new loans under lending commitments, among which, CEIHL assigned approximately RMB 30.6 million (US$5.0 million) each of its commitments to Baring and SummitView, and Baring and SummitView each funded a loan of US$5.0 million to the company.

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

 On September 5, 2014, RMB 224.5 million (US$ 36.7 million) of the Convertible Loan was converted into ordinary shares by CEIHL and SummitView, and the total 25,182,076 converted shares were issued. At the same date, CEIHL transferred 5,678,963 shares to New Flourish according to the Assignment Agreement. After that, CEIHL became the registered holder of 16,716,954 Class A Ordinary Shares, and SummitView became the registered holder of 2,786,159 Class A Ordinary Shares, while New Flourish became the registered holder of 5,678,963 Class A Ordinary Shares. At the conversion date, the converted portion of the remaining unamortized loan discount (loan premium) was recognized as interest expense, and the loan discount (loan premium) of the unconverted portion will continue to be amortized after the conversion. Nominal interest accrued but not paid was credited to the company’s equity at the time of the conversion. The interest expenses from Convertible Loan, including the amortization of beneficial conversion feature (“BCF”), amounting to RMB 98.7 million were recorded in the year ended December 31, 2014.

On September 2014, we deconsolidated Jilin Tutoring. The principal of Jilin Tutoring stopped providing financial statements and reporting operation results to the Group after September 30, 2014, which was determined at the date that the Group ceased to have substantial control on Jilin Tutoring. By December 31, 2015, the company regained control of Jilin Tutoring and reconsolidated the entity in its 2015 financial statements.

On January 21, 2015, Spin-Rich Ltd., a British Virgin Islands company wholly owned by Dr. Jin Huang, converted all of its 420,000 Class B Ordinary Shares into Class A Ordinary Shares on a one for one basis. Prior to the conversion, the holders of Class A Ordinary Shares and Class B Ordinary Shares voted together on all matters submitted to a vote and each Class B Ordinary Share was entitled to ten (10) votes. As an affiliate of Spin-Rich, Ltd., upon the conversion of Spin-Rich, Ltd.’s Class B Ordinary Shares, Dr. Huang’s ownership of Class B Ordinary Shares was reduced below 5%. As a result, in accordance with the company’s Amended and Restated Memorandum and Articles of Association, all of the outstanding Class B Ordinary Shares held by shareholders other than Spin-Rich, Ltd., were automatically converted into Class A Ordinary Shares on a one-for-one basis.

On November 10, 2014, the company entered into a sales and purchase agreement to dispose of its 100% interest in Jinghan Group to a third party, with consideration of RMB 500 million in cash and with a waiver of RMB 18.2 million receivables due from Jinghan group by the company. Besides the receivables being waived, the company had RMB 122.8 million receivables due from and RMB 26.0 million due to Jinghan Group by different subsidiaries. After assessing the collectability, the company provided an additional bad debt allowance of RMB 96.9 million by reducing the net receivable balances, after netting of payable balances, due from Jinghan Group to zero. The disposal was completed on April 8, 2015.

On March 5, 2015, CEIHL converted US$6.3 million of the Convertible Loan and became the registered holder of 4,457,854 Class A Ordinary Shares. On the same date, Baring converted US$5.0 million of the Convertible Loan and became the registered holder of 2,786,159 Class A Ordinary Shares.

On June 1, 2015, the company appointed Ms. Chiao-Ling Hsu as Chief Operating Officer.

On March 5 and June 30, 2015, the company held two extraordinary general meeting (EGM) of shareholders of Ambow Education Holding Ltd, respectively, to (1) increase the authorized share capital of the company from US$125,000 divided into 1,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, 200,000,000 Class B Ordinary Share of a nominal or par value of US$0.0001 each and 50,000,000 Preferred Shares of a nominal or par value of US$0.0001 to US$225,000 divided into 2,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, 200,000,000 Class B Ordinary Share of a nominal or par value of US$0.0001 each and 50,000,000 Preferred Shares of a nominal or par value of US$0.0001; (2) to consolidate the company’s Ordinary Shares by a factor of 30 such that the authorized share capital of the company shall be US$225,000 divided into 66,666,667 Class A Ordinary Shares of a nominal or par value of US$0.003 each, 6,666,667 Class B Ordinary Share of a nominal or par value of US$0.003 each and 1,666,667 Preferred Shares of a nominal or par value of US$0.003 each, and to alter or amend any newly authorized class of the company or any newly created class of shares of the company by the same factor of 30 to 1, and (3) to approve and adopt the Fifth and Sixth Amended and Restated Memorandum of Association and Articles of Association of the Company which created a new class of ordinary shares entitled Class C Ordinary Shares. The Class C Ordinary Shares are entitled to ten (10) votes on all matters subject to vote at general meetings of the company. The company has authorized 8,333,333 Class C Ordinary Shares of a nominal or par value of US$0.003 each. All motions were passed in the EGM.

On September 4, 2015, the company completed a 1-for-30 reverse stock split of its issued and outstanding Class A Ordinary Shares and ADSs. The ratio of ADS to Class A Ordinary Shares remained the same: one to two.

On September 8, 2015 and October 14, 2015, the company formed 2 new VIEs, Ambow Rongye Education and Technology Co., Ltd. (“Ambow Rongye”) and Ambow Zhixin Education and Technology Co., Ltd. (“Ambow Zhixin”), respectively, through contractual arrangements among our subsidiary and these VIEs.

On November 8, 2015, 4,708,415 of the company’s Class A Ordinary shares were converted to Class C Ordinary shares, which have super-majority voting rights. The Class C Ordinary Shares are entitled to ten (10) votes on all matters subject to vote at general meetings of the company.

By December 31, 2015, the company regained control of Tianjin Tutoring, Guangzhou ZS Career Enhancement, Guangzhou DP Tutoring and Jilin Tutoring, and reconsolidated these entities in its 2015 financials.

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

Recent Developments

As of April 15, 2016, the company had 33,638,553Class A Ordinary Shares and 4,708,415 Class C Ordinary Shares issued and outstanding. There are 2,660,941 ADRs outstanding, representing 5,321,882 underlying ordinary shares.

All shares outstanding for all periods reflect the company’s 1-for-30 reverse stock split, which was effective on September 4, 2015.

B.	Business Overview

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer high quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and infrastructure. As of December 31, 2015, we had a total of 49 learning centers and schools, comprised of 16 tutoring centers, 4 K-12 schools, 10 career enhancement centers, 18 training offices and 1 career enhancement campus, which are located in 17 provinces and autonomous regions within China.

Our educational services cover K-12 programs and tutoring services which provides test preparation programs. We provide results-oriented services and products customized to regional curriculum requirements and individual student needs to help students enhance academic results, including scores on ZhongKao and GaoKao admission tests, the results of which are of primary importance in determining admission into top high school and university programs. We also offer international education programs, which provide curricula mandated by the PRC regulatory authorities and in addition, curricula with a focus on preparing students to study abroad. We have designed our international education programs to specifically address the study needs of students in terms of both language and academics. We refer to these K-12 programs and tutoring services with standards-based curriculum that enable students to improve their academic results and educational opportunities as “Better Schools”.

Our career enhancement services target students at universities, colleges and community colleges, recent graduates of these institutions and employees and management in businesses and corporations. We are the premium brand in China’s educational and career enhancement services market, known for helping university level students and graduates enhance their practical skills and improve their competitive positioning. We refer to these career enhancement services programs that facilitate post-secondary students obtaining more attractive employment as “Better Jobs”. Our Better Jobs programs are mainly offered through our career enhancement service network, which are strategically located in key economic centers across China where there is a high concentration of companies in high-growth industries. Our career enhancement service network is located in the Northern East Area (Bohai Rim Area), the Central South Area (Changsha, Zhuzhou and Xiangtan) and the Southern East Area (Yangtze River Delta).

Within our career enhancement training centers, we partner with leading international vocational training content providers, corporations and universities to provide practical project-based training, “hands-on training” and simulations of professional skills to enhance students’ overall competitiveness for better employment opportunities after graduation.

We currently deliver our wide range of educational and career enhancement services and products through integrated offline and online channels in an interactive learning environment, powered by our proprietary technology platform that has enabled us to provide individualized content and learning solutions tailored to each of our students’ needs, and to develop standards-based, individualized curricula with consistently high quality across our schools, tutoring centers, career enhancement centers, training offices and campus.

From our inception in 2000 through 2003, we focused on building our technology foundation by designing our proprietary technology and intelligent learning system to provide educational and career enhancement services. From 2004 to 2007, we focused on building our nationwide services platform by deploying our services and products through sales agents, which enabled us to reach a large target customer base, build our Ambow brand and increase awareness of our products and services in a capital efficient way. As a result of the successful implementation of the aforementioned strategy, users of our software products or services grew throughout this period: from approximately 400 in 2004 to approximately 170,000 in 2007. By the end of 2007, our student users had reached a critical mass, we had proven that our services and products built upon our proprietary technology were effective and well received by students and our brand and services became well known in the industry and among our target customers. At the beginning of 2008, we considered it to be the opportune time to establish physical service network to capture further business opportunities and provide our services and products through both offline classroom teaching and an online delivery platform to our target customers in our directly-operated learning centers and schools. We established the strategic service network primarily by opening or acquiring top-tier tutoring centers, K-12 schools, career enhancement centers, training offices and campus, which we believe enhanced the Ambow brand as a premium educational and career enhancement service provider.

We have two business divisions, “Better Schools” and “Better Jobs”, and three operating segments, which are tutoring, K-12 schools and career enhancement. Our tutoring and K-12 schools segments are within our Better Schools division and career enhancement segment is within our Better Jobs division. Our business has been impacted by the internal independent investigation in 2012 and subsequent negative publicity in the media.

Revenues from continuing operations for our Better Schools division accounted for 63.6%, 57.4% and 61.1% of our total net revenues from continuing operations in the fiscal years of 2013, 2014 and 2015, respectively. Revenues from our Better Jobs division accounted for 36.4%, 42.6% and 38.9% of our total net revenues from continuing operations in 2013, 2014 and 2015, respectively. We recorded net income from continuing operations of RMB 536.5 million, RMB 412.0 million and RMB 395.7 million (US$61.1 million) in 2013, 2014 and 2015, respectively.

Our services and products

We offer a variety of educational and career enhancement services and products to students, recent graduates and corporate employees and management in China. Our educational services cover K-12 programs and tutoring services that provide test preparation and tutoring programs, which are offered in our tutoring centers as our primary educational services and product offerings to help students enroll in better schools. We also operate K-12 schools to support our tutoring programs by providing strong local brand names and reputations, local education content expertise and potential student customer. In addition, we offer international education programs, which are designed to prepare students to study abroad while specifically addressing the study needs in terms of both language and academics. Our career enhancement services that help students and graduates obtain better jobs are offered both in our dedicated career enhancement centers, training offices and campus as well as through our online programs. Our corporate training services to improve employees and management soft skills are normally offered in our training offices, the corporate clients’ offices or hotel conference centers. We extend our educational and career enhancement services and product offerings to students through our corporate partners in locations in which we do not have a direct presence. To support our educational and career enhancement services and products, we also provide cloud-based learning engine to accommodate our students’ individual learning habits and enrich their learning experience.

In late 2012, Ambow decided to suspend the software sales temporarily due to the loss of business impacted by negative publicity in the media in the last quarter of 2012. Management only considered this suspension of the software sales as a temporary strategy, and intended to resume the software sales when our business recovers and has sufficient funding for rebuilding the R&D team.

In 2013, 2014 and 2015, there were no software sales to distributors, however, although reduced, our R&D team has been maintaining the basic software developing codes and databases. The company didn’t consider this suspension to be a discontinuation of the software business.

The following map sets forth the service coverage and the geographic coverage of our tutoring centers and K-12 schools (included under Better Schools), and our career enhancement centers, career enhancement campus and training offices (included under Better Jobs) as of December 31, 2015:

Beijing
• Tutoring centers: 4
• CE centers: 1
• Training Office: 3
Heilongjiang
• CE centers: 1
Hebei
• CE center: 1
Liaoning
• Tutoring centers: 1
• K-12: 1
• CE Centers: 1
Shanxi
• Training Office: 1
Tianjin
• Training Office: 1
Shandong
•Training Office :1
Jiangsu
• Tutoring centers: 4
• K-12: 1
• CE Centers: 1
• CE Campus: 1
• Training Office: 1
Shanghai
• Tutoring centers: 1
• Training Office: 5
Gansu
• Tutoring center: 2
• CE Centers: 1
Zhejiang
• Training Office: 2
Henan
• Tutoring center: 1
• CE Centers: 1
Hubei
• CE center: 1
Sichuang
• Training Office: 1
Chongqing
• Training Office: 1
Guangdong
• CE centers: 1
• Training Office: 2
Hunan
• Tutoring centers: 3
• K-12: 2
• CE Centers: 1
Sales coverage
Sites coverage

Total number of schools/centers (As of Dec 31, 2015)	
Better Schools	20
Tutoring Centers	16
K-12 schools	4
Better Jobs	29
Career Enhancement Centers	10
Career Enhancement Campus	1
Training Office	18
Total	49

Better Schools

Our Better Schools division consists of 16 tutoring centers and 4 K-12 schools as of December 31, 2015, which are located in 13 provinces and 4 municipalities directly under the Central Government across China.

Our tutoring centers are designed to help students perform better in school and prepare for important tests, specifically high school and university entrance exams. In addition to our classroom-based teaching services, we offer educational curriculum on our web-based applications to allow our students access to our tutoring services from anywhere at any time. Combined with our proprietary cloud-based “learning engine”, our web-based applications feature such functions as online video classes, practice questions, discussion forums and prior actual tests. Our educational software products include eBoPo (meaning “energy and impact” in Chinese), which offers full subjects, online practice tests and instruction for K-12 level students. Our web-based applications complement our in-person classes and offer individualized services and tailored content based on each student’s specific needs. Our tutoring centers offer the classroom instruction, small class and one-on-one tutoring.

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

Our international education programs provide curricula mandated by the PRC regulatory authorities and in addition, curricula with a focus on preparing students to study abroad. We intend to establish private schools with our international education programs to capitalize on students’ growing demand of studying abroad, while addressing the study needs of students in terms of both language and academics.

Our strategy for our educational services is to establish service network that provide services in populated and economically-developed cities in China. We intend to continue to improve the education quality and brands of our schools, which we leverage to support our Better Schools division. We also intend to partner with public schools to jointly promote our international education programs.

Better Jobs

Our Better Jobs division consists of 10 career enhancement centers, 18 training offices, and 1 career enhancement campus as of December 31, 2015, which are located in the Northern East Area (Bohai Rim Area), Central South Area (Changsha, Zhuzhou and Xiangtan) and the Southern East Area (Yangtze River Delta). Our career enhancement centers are designed to help university level students and graduates enhance their practical skills and improve their competitive positioning upon graduation as they look to start their career. We have located our service network in regional economic centers within China where there is a high concentration of companies in high-growth industries. We cooperate with universities to provide our career enhancement services to their students. Our university partners provide us with a large base of customers to whom we can offer our services and products. Classes taken at our career enhancement centers and campus can also count as credits earned towards requirements of certain university degree programs.

Our career enhancement centers currently focus on IT services and digital art training. Our career enhancement services curriculum emphasizes providing students with “hands-on training” for professional skills, including case studies, job environment simulation and specific technical skills needed to excel in jobs at our corporate partners, as well as “soft skills” training, including courses on time management, presentation, leadership and interview techniques. We design our career enhancement curriculum based on our understanding of the target industries and the actual recruiting needs of our corporate partners and corporations looking to hire our students. In addition, we intent to partner with universities and establish joint colleges and programs to extend our current career enhancement curriculum to additional subject areas. We also offer corporate training programs that are jointly designed with certain of our corporate partners to specifically tailor the training for their employees.

We currently operate one career enhancement campus, namely Kunshan Ambow Service Outsourcing Industrial Park, or Kunshan Park, which is located in the Yangtze River Delta. Kunshan Park enhancement campus offers teaching facilities, laboratories, dormitories, grocery stores and other community infrastructure in order to accommodate students’ educational and recreational activities. These facilities, which can hold up to an aggregate of 5,000 people for training at a given time, are currently operated by Ambow for a period of 20 years. The office park-type career enhancement campus is built by local government in China, which focuses on information technology outsourcing and business process outsourcing as the main objectives of the campus’s training programs.

In early 2015, we signed a strategic agreement with Synopsys, Inc., the world’s largest integrated circuit design software provider, and formed an exclusive partnership to establish the Synopsys-Ambow School. We intend to continue the partnership with Synopsys to provide a guideline for the development of China’s electronics industry while grooming talent in this field.

We acquired Genesis Career Enhancement in 2011, which provides outbound and in-house management trainings targeted for corporate clients.

Student recruitment and retention

We employ a variety of marketing and recruiting methods to attract students and increase student enrollments at our learning centers and schools. We recruit students to our tutoring centers and K-12 schools from the local areas near these centers and schools. We recruit students to our career enhancement centers nationally throughout China. We recruit returning students from our tutoring centers and K-12 schools to our career enhancement programs by leveraging our vast student and corporate resources. We believe prospective students are attracted to our learning centers and schools due to our strong brand name, innovative teaching and learning practices, and high-quality, individualized services. Our proprietary cloud-based learning engine technology combined with offline teacher instruction ensures that students receive individualized orientation, instruction and progress assessment in a student-centered environment. By analyzing the accumulated data stored in each student’s learning record, our learning engine optimizes learning strategies and methods, and provides personalized educational content for each student. The longer and more often a student uses our services and products, the more effective and efficient services and content we are able to provide, thus enhancing the students’ stickiness to utilize our services throughout their learning cycle. Students in our tutoring centers and K-12 schools have significantly improved their results in ZhongKao and GaoKao exams, which we believe has enhanced our reputation and increased our word-of-mouth referrals in the markets that we participate in. Our career enhancement centers help students to identify their career goals early in their life, and provide them with project-based training to improve their employment opportunities.

Our technology infrastructure

We believe our proprietary technologies are one of our major strengths and we have devoted significant resources to the development of technologies for the delivery of our educational and career enhancement services. These include our educational services platform, operational management platform and development and deployment platform. The educational services platform is the backbone that supports our educational and career enhancement product and service offerings to our students. The operational management platform supports our internal management and administrative applications for tutoring centers, K-12 schools, career enhancement centers and joint college programs. The development and deployment platform supports our educational service platform and operational management platform, and standardizes the development of and communication between our IT products and applications.

Educational services platform

Our educational services platform is built around and driven by our core proprietary technology, the “Learning Engine.” Utilizing advanced Internet and multi-media technologies, the cloud-based learning engine enables us to embed educational materials and cognitive theories, including memory curve and competency model theories, into our interactive learning products and services, such as the “eBoPo” series for educational services and “Career GPS System” for career enhancement services. Our learning engine creates an environment in which personalized courses and instructions can be generated and delivered based on a student’s own knowledge level, goals and learning needs. Our platform provides video streaming, PowerPoint and interactive testing functions, via open interface and multi-language channels.

Continued tracking

As part of the cloud-based learning engine, our learning tracking system comprehensively records a student’s progress and achievements throughout the learning experience. The system assesses a student’s knowledge and competency level at the beginning of the learning cycle, and continually monitors the interactions between the student and the computer, keeping on file the student’s learning process and progress. The system is able to capture and memorize the way a student learns and creates a unique learning profile, which we refer to as each student’s “Learning Passport.” The system is also able to compare the student’s current performance with past achievements, both at an individual and at a peer group level, giving the student a clear understanding of his or her current learning status, and helping adapt course material and provide feedback.

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

High quality

Our personalized educational framework ensures that students receive high-quality educational experiences tailored to their individual needs. Our educational content and services are not linked to one teacher, but rather to many highly qualified and experienced educational experts, who work closely with us to ensure that materials are of the highest quality and relevance for students. This means that wherever students live, in urban centers or rural villages across China, they can be ensured to receive the same high standard of resources and support at all times.

Operational management platform

We have built up an operational management platform to integrate our key management and administrative functions. We are developing additional functionality within our operational management platform to allow us to track revenues and expenses across each of our schools and learning centers by sub-segments within our operating segments. This will allow us to have better period-to-period insights into the underlying drivers in our business within our distinct operating segments.

In 2015, we are establishing an integrated service center to support the operation team by sharing resources across finance, human resources and IT departments. We are also building up an Enterprise Resource Planning (ERP) system to standardize operating procedures. The establishment of the service center and the ERP system will provide an efficient platform to maximize internal resources, lower costs and integrating Standard Operating Procedures, while unifying the Ambow brand and corporate culture.

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

“Ambow”, “”, “”, “”, “”, “ebopo ”, “”, “”, “” and “” ,” ” ,“”,” ” are our registered trademarks with the Trademark Office of the SAIC in China. Our main websites are located at www.ambow.com and www.ambow.com.cn. In addition, we have registered certain domain names, including www.ambow.net. In addition to building “Ambow” as a stand-alone brand, we intend to continue to co-brand “Ambow” with the brands of our acquired schools and programs for the foreseeable future in order to fully leverage their established local presence and reputation.

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

Selling and marketing

To promote our brands in the fragmented domestic education market, we selectively and systematically market our products and build our brand names through a number of different marketing programs. By doing so, we intend to continue to create and implement a standard corporate identity across all Ambow schools, tutoring centers, career enhancement centers and campus. Our marketing efforts, which include national marketing by our corporate headquarters and local marketing by individual schools, tutoring centers, career enhancement centers and campus, focus primarily on:

•	Sponsoring charity and social events and forums around key educational events to build up our corporate image as the most trustworthy, life-long education and career enhancement partner in China;

•	Buying airtime on national and local media programs as well as advertising space on billboards and buses to raise the awareness of our educational and career enhancement services and programs;

•	Hosting industry summits with key corporate partners;

•	Partnering with local governments to provide positive support for local schools and the local job market; and

•	We also rely on word-of-mouth referrals and verbal marketing for our services and programs.

Partner schools and corporate entities

We have business relationships with colleges and universities not directly owned or operated by us. Our direct partnerships are primarily with colleges and universities, which send their students to our career enhancement centers. These colleges and universities that we have direct partnerships are under no contractual obligation to recommend our services or products. We also partner with corporate clients, including Fortune 500 enterprises, which send their employees to our career enhancement centers for training purposes.

Disposals

Medium Range Online (Beijing) Technology Co., Ltd (“Zhongcheng”) is a company focusing on career enhancement services. It was incorporated on September 2, 2009 and was 100% owned by Shanghai Ambow Education Information Consulting Co., Ltd (“Ambow Shanghai”). In order to reduce Ambow Group’s liability, we were seeking opportunities to dispose of partial assets and entities to generate cash flow. In 2014, a 70% interest in Zhongcheng was transferred to a third party. This transaction was not qualified as discontinued operation due to its minor impact on our business. As of December 31, 2015, the company could not perform significant impact to Zhongcheng and recorded full impairment loss upon its 30% interest in Zhongcheng.

On November 10, 2014, the company entered into a sales and purchase agreement to dispose of its 100% interest in Jinghan Group to a third party, with consideration of RMB 500 million in cash and with a waiver of RMB 18.2 million receivables due from Jinghan group by the company. Besides the receivables being waived, the company had RMB 122.8 million receivables due from and RMB 26.0 million due to Jinghan Group by different subsidiaries. After assessing the collectability, the company provided an additional bad debt allowance of RMB 96.9 million by reducing the net receivable balances, after netting of payable balances, due from Jinghan Group to zero. The disposal was completed on April 8, 2015.

We believe that these disposals assisted us in consolidating our resources and focusing on the core businesses, which in turn resulted in organic growth, greater capital efficiency and better asset turnover.

Deconsolidation and Reconsolidation

The Group has deconsolidated Tianjin Tutoring, Guangzhou ZS Career Enhancement, Guangzhou DP Tutoring, and Jilin Tutoring with effective date of September 30, 2013, December 31, 2013, December 31, 2013, and September 30, 2014, respectively. All of these four entities were 100% owned by the VIEs of the company and their business have completely ceased. Details see Note 25 to consolidated financial statements.

By December 31, 2015, a legal team has been sent to resolve the issues with the ex-owners. The Company has regained control over the deconsolidated subsidiaries, included Tianjin Tutoring, Guangzhou DP Tutoring, Guangzhou ZS Career Enhancement and Jilin Tutoring, in the second half of 2015. As a result, the financials of these entities have been consolidated in 2015 financials. However, all the operations of these deconsolidated subsidiaries have ceased.

Competition

The educational and career enhancement services market in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face direct competition in each geographic market and each business segment in which we operate, though no single competitor operates in all of our business segments. The competition in our tutoring programs is from other education companies, and in our K-12 schools is from both public and private schools. To date, we have not faced significant, direct competition in our career enhancement centers, but we expect this to change as companies have begun to enter this market. We believe that the principal competitive factors in our markets include the following:

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

We believe that our primary competitive advantages are our well-known “Ambow” brand and established leadership in K-12 education and career enhancement services in China. Our core proprietary technology, “Learning Engine” is unique to the industry. We are also recognized by our ability to deliver standards-based, individualized curriculum with consistently high quality across our schools, tutoring centers, training offices, career enhancement centers and campus. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in customer demands, market needs or new technologies. In addition, we face competition from many different organizations that focus on some of our targeted markets, which may be more responsive to changes in student preferences in these markets.

In addition, the spread of the Internet and advancement in Internet and computer-related technologies are eliminating geographic and cost-entry barriers to providing private educational and career enhancement services. Many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than was previously required.

Seasonality

Our business is subject to seasonal variations. Historically, service days consumed in our K-12 schools are lower during the first quarter due to school closures in January or February for Chinese New Year and winter vacation and during the third quarter due to summer vacation. Our tutoring and our career enhancement segments are affected by seasonal variations in the first quarter due to Chinese New Year and winter vacations, though this seasonal impact is to a lesser extent than the impact on our K-12 schools.

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

Education Law of the PRC

On March 18, 1995, the National People’s Congress (“NPC”) enacted the Education Law of the PRC, or the Education Law. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and, in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of education organizations in accordance with PRC laws and regulations. According to the revision of the Education Law on December 27, 2015, schools and other educational institutions which are founded totally or partly by the government’s appropriation or donated assets shall not be established as profit-making organizations. However, according to the Law for Promoting Private Education, private schools may be operated for “reasonable returns”, as described in more detail below.

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

As of December 31, 2015, we had across our three reportable segments a total of 32 schools that are registered as private schools as opposed to companies, of which four schools are registered as schools not requiring reasonable returns, while all other schools are registered as schools requiring reasonable returns.

Foreign investment in education service industry

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the NDRC, and the MOFCOM on March 10, 2015 and became effective on April 10, 2015, foreign investment is encouraged to participate in vocational training services beyond educational services. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of 31 December, 2015, we had a total of 49 centers and schools, comprised of 16 tutoring centers, 4 K-12 schools, 10 career enhancement centers, 18 training offices and 1 career enhancement campus. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools and career enhancement centers.

Regulations on Chinese-foreign cooperation in operating schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated in 2003 and revised in 2013 by the State Council and the Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, which were issued by the MOE in 2004.

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

To qualify for preferential treatments, an enterprise must be recognized as a software enterprise by governmental authorities. A software enterprise is subject to annual inspection, failure of which in a given year will cause the enterprise to lose the relevant benefits. In 2014, we received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. We have taken legal action to defend ourselves. In 2015 the court ruled that our lawsuit was rejected and later rejected our appeal. Please refer to “Item 8.A Financial Information —Consolidated Financial Statements and other Financial Information — Legal Proceedings”.

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

On March 1, 2009, the MIIT promulgated the new Measures Concerning Software Products Administration, or the New Measures, which became effective on April 10, 2009. Under the New Measures, software products operated or sold in China are not required to be registered or recorded by relevant authorities, and software products developed in China (including those developed in China on the basis of imported software) can enjoy certain favorable policies when they have been registered and recorded. Upon registration, the software products will be granted registration certificates. Each registration certificate is valid for five years from the issuance date and may be renewed upon expiry. Software developers or producers are allowed to sell their software products independently or through agents, or by way of licensing. The MIIT and other relevant authorities may carry out supervision and inspection over the development, production, operation and import/export of software products in and out of China.

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

Software copyright registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (whether a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant shall be granted a registration certificate by the China Copyright Protection Center. As of December 31, 2015, we have been issued 71 registration certificates for computer software copyrights, of which we use 36 of such registration certificates to operate our business.

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

Regulation of domain names and website names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2015, we have registered 8 domain names with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center and we have more than hundreds of second-level domain names relating to our websites.

PRC law requires entities operating commercial websites to register their website names with the SAIC or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn”. In February 2006, China Internet Network Information Center (“CNNIC”), issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of December 31, 2015, we have registered 5 website names used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. “Ambow”, “”, “”, “”, “”, “ebopo ”, “”, “”, “” and “” ,” ” ,“”,” ” are our registered trademarks with the Trademark Office of the SAIC in China.

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

The diagrams below illustrate our corporate structure with respect to each of our significant subsidiaries and VIEs and the place of incorporation of each named entity as of December 31, 2015.

Sponsorship interest under the Law of Promoting Private Education is substantially similar to equity interest under the PRC Company Law. Minor differences are illustrated in the following perspectives:

(1) Right to receive return on investment. Shareholders of companies are entitled to dividends for their investment, while not all sponsors of private schools can claim returns on their investment in the private schools. Under the Law of Promoting Private Education, the sponsors of a private school may decide whether to require reasonable returns or not on their contributions to the private school, and accordingly private schools can be classified into schools whose sponsors require reasonable returns and schools whose sponsors do not require reasonable returns. Sponsors of schools whose sponsors require reasonable returns are entitled to receive profit distribution from the school while sponsors of schools whose sponsors do not require reasonable returns cannot.

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

Offshore
Ambow Education Holding Ltd. 1
(Cayman)
100%
Ambow Education Ltd. (Cayman)
100%
Ambow Education (Hong Kong) Ltd
100%
Ambow Education Co., Ltd. (Cayman)
100%
Ambow Education Management (Hong Kong) Ltd.
100%
Ambow Education Management Ltd (Cayman)
100%
100%
100%
Onshore
100%
Beijing Ambow Online Software Co., Ltd. (WOFE)
87.23%
Tianjin Ambow Yuhua Software Information Co., Ltd.
100%
Beijing Ambow Shengying Education and Technology Co., Ltd.(WOFE)
100%
Beijing Ambow Chuangying Education and Technology Co., Ltd.(WOFE)
Xiaogang Feng
Yisi Gu
Xuejun Xie
40%
30%
30%
Suzhou Wenjian Venture Investment Management Consulting Co., Ltd. 5
94.3%
5%
100%
0.7%
Ambow (Dalian) Education and Technology Co., Ltd.(WOFE)
Wenjian Fund
Xiaogang Feng
Xuejun Xie
20%
16%
64%
Shanghai Ambow Education Information Consulting Co., Ltd. 4
35 Entities (Exhibit A)
Jianguo Xue
Xuejun Xie
10%
90%
Beijing Ambow Shida Education Technology Co., Ltd. 2
8 Entities (Exhibit B)
Xiaogang Feng
Xuejun Xie
42.62%
57.38%
Ambow Sihua Education and Technology Co., Ltd. 3
18 Entities (Exhibit C)
Xuejun Xie
Gang Huang
60%
40%
Beijing Ambow Rongye Education and Technology Co., Ltd. 3
Xuejun Xie
Gang Huang
60%
40%
Beijing Ambow Zhixin Education and Technology Co., Ltd. 3
60%
40%
3 Entities (Exhibit C)
Equity investment
Control by contractual arrangements
Notes: Shareholders of Tianjin Yuhua are Ambow College Management Limited, Ambow Sihua, Ambow Shida, who own 87.23%, 11.49%, 1.28% of Tianjin Yuhua, respectively.

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

(6)          Shareholders of Ambow Zhixin are Xuejun Xie and Gang Huang, one of our employees, who own 60% and 40% of Ambow Zhixin, respectively.

(7)          Shareholders of Ambow Rongye are Xuejun Xie and Gang Huang, one of our employees, who own 60% and 40% of Ambow Rongye, respectively.

Exhibit A: Entities owned by Shanghai Ambow Education Information Consulting Co., Ltd. (35)

Exhibit B: Entities owned by Beijing Ambow Shida Education Technology Co., Ltd. (8)

Exhibit C: Entities owned by Ambow Sihua Education and Technology Co., Ltd. (18)

Exhibit D: Entities owned by Ambow Rongye Education and Technology Co., Ltd. (3)

Ambow Zhixin Education and Technology Co., Ltd. (3)

Due to PRC regulatory restrictions on foreign investments in education for students in grades one to twelve and in Internet content businesses, since 2005, we have conducted our business in China primarily through contractual arrangements among Ambow Online, one of our wholly-owned subsidiaries in China, and the following domestic PRC companies, which are owned by certain PRC persons and entities as described in the notes to the above table:

•	Beijing Ambow Shida Education Technology Co., Ltd.;

•	Ambow Sihua Education and Technology Co., Ltd;

•	Shanghai Ambow Education Information Consulting Co., Ltd;

 On September 8, 2015 and October 14, 2015, 2 new VIEs were formed through contractual arrangement among Beijing Ambow Shengying Education and Technology Co., Ltd., (“Ambow Shengying”) one of our wholly-owned subsidiaries in China, and the following domestic PRC companies, which are owned by certain PRC persons and entities as described in the notes to the above table:

•	Ambow Rongye Education and Technology Co., Ltd;

•	Ambow Zhixin Education and Technology Co., Ltd.

Ambow Online, Ambow Shengying and the acquired schools and learning centers are the principal operating entities for our business operations within China. Their functional currency is RMB. Ambow, our investment holding company, is the principal operating entity for operations relating to non-Chinese partners. Its functional currency is US$.

Ambow Online and Ambow Shengying have entered into a series of contractual arrangements with each of the above domestic PRC companies that enable us to:

•	Exercise effective control over our VIEs and their respective subsidiaries by having such VIEs’ shareholders pledge their respective equity interests in these VIEs to Ambow Online and Ambow Shengying and, through powers of attorney, entrust all the rights to exercise their voting power over these VIEs to Ambow Online and Ambow Shengying. There is no limitation on Ambow Online and Ambow Shengying’s rights to exercise the voting power over the VIEs or to obtain and dispose of the pledged equity interests in the VIEs holding the tutoring centers and career enhancement centers by exercise of its call option or share pledge. Ambow Online and Ambow Shengying’s rights to obtain and dispose of the pledged equity interests in the VIEs holding the K-12 schools by exercise of its call option or share pledge are subject to Ambow Online and Ambow Shengying’s designating other PRC persons or entities to acquire the pledged equity interests in order not to violate PRC laws that prohibit or restrict foreign ownership in K-12 schools;

•	Receive economic benefits from the pre-tax profits of our VIEs and their respective subsidiaries in consideration for technical support, marketing and management consulting services provided by Ambow Online and Ambow Shengying to our VIEs and their respective subsidiaries. Such economic benefits earned by Ambow Online and Ambow Shengying were insignificant for the reporting period (which have been eliminated upon consolidation) in consideration of the services provided to our VIEs’ subsidiaries; and

•	Have an exclusive option to purchase all or part of the equity interests in our VIEs and all or part of the equity interest in its subsidiaries, as well as all or part of the assets of our VIEs, in each case when and to the extent permitted by applicable PRC law.

Similar to Ambow Online, Ambow Yuhua was recognized as a “software enterprise” and owned by Ambow College Management Limited (Hong Kong), Ambow Sihua and Ambow Shida with shares ownership of 87.2%, 11.5%, and 1.3% respectively. No revenue was earned by Ambow Yuhua from year 2013 to 2015.

Accordingly, we treat these domestic PRC companies as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. These domestic PRC companies and their subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China.

Each of Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian has executed a series of control agreements with Ambow Online. And each of Ambow Rongye and Ambow Zhixin has executed a series of control agreements with Ambow Shengying. They are described in more detail below through which agreements Ambow Online and Ambow Shengying exercise effective contractual control over Ambow Shida, Ambow Shanghai, Ambow Sihua, Suzhou Wenjian, Ambow Rongye and Ambow Zhixin.

Ambow Shida, Ambow Sihua, Ambow Shanghai, Ambow Rongye and Ambow Zhixin each is a controlling entity operating one of our business lines, including tutoring centers, K-12 schools, career enhancement service centers and campus and each owns certain interest in a number of schools and entities. Below is the detailed description of their interests as of December 31, 2015:

1.	Tutoring Centers

(1)	Ambow Sihua owns the 100% equity interest in (a) Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in (b) Tianjin Tutoring and (c) Tianjin Ambow Huaying School. The three entities of (a), (b) and (c) are together known as “Tianjin Tutoring”, which has been deconsolidated in the year of 2013 due to loss of control. By December 31, 2015, the company regained control of Tianjin Tutoring and reconsolidated the entities in its 2015 consolidated financial statements;;

(2)	Ambow Rongye and Ambow Zhixin own the 100% equity interest in Beijing YZ Tutoring, which operates one tutoring centers;

(3)	Ambow Sihua owns the 100% equity interest in Shuyang Tutoring, which operates one tutoring center;

(4)	Ambow Sihua owns the 100% equity interest in Jilin Clever Technology Consulting Co., Ltd., which owns the 100% equity interest in Jilin Tutoring, which has been deconsolidated in the year of 2014 due to loss of control. By December 31, 2015, the company regained control of Jilin Tutoring and reconsolidated the entity in its 2015 consolidated financial statements;;

(5)	Ambow Sihua owns the 100% equity interest in Zhenjiang Ambow Education Training Center, which operates two tutoring centers;

(6)	Ambow Sihua owns the 100% equity interest in Zhengzhou Tutoring, which operates one tutoring center;

(7)	Ambow Sihua owns the 100% equity interest in Changsha Tutoring, which operates four tutoring centers;

(8)	Ambow Rongye and Ambow Zhixin own the 100% equity interest in Beijing Century Tutoring, which operates two tutoring centers;

(9)	Ambow Sihua owns the 100% equity interest in Guangzhou DP Tutoring, which has been deconsolidated in the year of 2013 due to loss of control. By December 31, 2015, the company regained control of Guangzhou DP Tutoring and reconsolidated the entity in its 2015 consolidated financial statements;

(10)	Ambow Sihua owns the 90% equity interest in Shenyang Hanwen Educational Training School, which operates one tutoring center;

(11)	Ambow Shida owns the 95% equity interest in Beijing SIWA Future Education Enterprise Co., Ltd., which operates one tutoring center;

(12)	Ambow Rongye and Ambow Zhixin own the 100% equity interest in Beijing Xin Gan Xian Tutoring, which operates one tutoring centers;

(13)	Ambow Sihua owns the 100% equity interest in Lanzhou Anning Ambow English Training School, which operates one tutoring center; and

(14)	Ambow Sihua owns the 100% equity interest in Lanzhou Chengguan Ambow English Training School, which operates one tutoring center.

2.	Career Enhancement Centers and Campus

(1)	Ambow Shanghai owns the 100% equity interest in Shanghai Hero Further Education Institute, which operates 5 career enhancement service centers;

(2)	Ambow Shanghai owns the 100% equity interest in Kunshan Ambow Education Technology Co., Ltd., or Ambow Kunshan, which operates one career enhancement campus;

(3)	Ambow Shanghai owns the 100% equity interest in Jinan WR Career Enhancement, which operates one career enhancement service center;

(4)	Ambow Shanghai owns the 100% equity interest in Hebei YL Career Enhancement, which operates one career enhancement service center;

(5)	Ambow Shanghai owns the 100% equity interest in Chongqing XT Career Enhancement, which operates one career enhancement service center;

(6)	Ambow Shanghai owns the 100% equity interest in Guangzhou ZS Career Enhancement, which operates one career enhancement service center which has been deconsolidated in the year of 2013 due to loss of control. By December 31, 2015, the company regained control of Guangzhou ZS Career Enhancement and reconsolidated the entity in its 2015 consolidated financial statements;

(7)	Ambow Shanghai owns the 60% equity interest in Shanghai TG Career Enhancement, which operates one career enhancement service center;

(8)	Ambow Kunshan owns the 100% equity interest in Beijing Away Career Enhancement, which operates one career enhancement service center; and

In addition, Ambow Shanghai also owns 100% equity interest in Genesis Career Enhancement (Shanghai Renzhongren), a group of three companies which provide outbound and in-house management trainings tailored for employees and management teams through their 18 subsidiaries.

3.	Schools

(1)	K-12 Schools

•	Ambow Shida owns the 100% equity interest in Zhenjiang Ambow International School;

•	Ambow Shida owns the 100% equity interest in Shuyang K-12 School;

•	Ambow Shida owns a 70% equity interest and Changsha Yaxing Property Development Company Limited, an entity unrelated to us, owns a 30% equity interest in Changsha K-12 Experimental School and Changsha Kindergarten (Ambow Shida will receive the remaining 30% equity interest in 2029 and Ambow Shida may either rent or purchase, at the then current fair market value, from Changsha Yaxing Property Development Company Limited, which owns the real properties at Changsha K-12 Experimental School and Changsha Kindergarten, such real properties for the continuing use of these properties by the two schools. Ambow Shida’s receipt of the remaining equity interest in 2029 is not conditional upon the rent or purchase of the schools’ real properties). The land and premises are leased to Changsha K-12 Experimental School and Changsha Kindergarten for 20 years, from October 1, 2009 to September 30, 2029, and free of charge for the first six years, i.e, from October 1, 2009 to September 30, 2015; and

•	Ambow Shida owns a 90% equity interest and Shenyang Hanwen Classic Books Publishing Co., Ltd., an entity unrelated to us, owns a 10% equity interest in Shenyang K-12 school.

(2)	College

•	In 2013, we disposed of our only college, Applied Technology College. There was no business in 2014 and 2015.

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

Agreements that provide effective control over Ambow Rongye

We have entered into a series of agreements with Ambow Rongye and its shareholders. These agreements provide us with the ability to control Ambow Rongye and grant us the exclusive option to purchase all of the equity interests of Ambow Rongye. These agreements include:

Share Pledge Agreement. Pursuant to the share pledge agreement, dated September 8, 2015, among Ambow Shengying, Xuejun Xie and Gang Huang, each a shareholder of Ambow Rongye, each of Xuejun Xie and Gang Huang pledged all of their equity interest in Ambow Rongye to Ambow Shengying to secure the performance of Ambow Rongye under a technology service agreement between Ambow Shengying and Ambow Rongye dated September 8, 2015. If (a) Ambow Rongye fails to fulfill its payment obligation or other related obligations to pledgee in accordance with the provisions of technology service agreement, or (b) the pledgors breach their duties or obligations thereunder, the pledgee shall have the right to exercise the pledge in any manner at any time it deems appropriate to the extent permitted by applicable law during the term of pledge, including without limitation: (a) to negotiate with the pledgors to discharge the secured debt with the pledged equity at a discount rate; (b) to sell off the pledged equity and use the proceeds thereof to discharge the secured debt; (c) to retain a relevant agency to auction all or part of the pledged equity; and/or (d) to otherwise dispose of the pledged equity appropriately to the extent permitted by applicable law. Each shareholder of Ambow Rongye also agreed that, without Ambow Shengying’s prior written consent, each of Xuejun Xie and Gang Huang shall not (i) make a proposal to amend the articles of association of Ambow Rongye or cause the making of such proposal, or increase or reduce Ambow Rongye’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iii) perform any act that may prejudice any rights of Ambow Shengying under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of Ambow Rongye, (iv) distribute dividends to the shareholders in any form (however, upon Ambow Shengying’s request, the pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. Without Ambow Shengying’s prior written consent, the pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. Ambow Shengying shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without the pledgor’s prior consent. The share pledge agreement shall remain in effect until the secured debt is fully repaid. The share pledge agreement may be unilaterally terminated by Ambow Shengying. None of Xuejun Xie or Gang Huang is entitled to unilaterally terminate the share pledge agreement. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement. Pursuant to the call option agreement, dated September 8, 2015, among Ambow Shengying, Xuejun Xie, and Gang Huang, each a shareholder of Ambow Rongye, each of Xuejun Xie and Gang Huang irrevocably granted Ambow Shengying or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Rongye. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Rongye and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Shengying, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Shengying. Ambow Shengying or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Shengying’s written consent, each of Xuejun Xie and Gang Huang shall not transfer his or her equity interest in Ambow Rongye to any third party. Xuejun Xie and Gang Huang represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in Ambow Rongye, and (ii) during the term of the call option agreement, Xuejun Xie, Gang Huang and Ambow Rongye have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Shengying and may cause any reduction in value of the equity interests in Ambow Rongye held by Xuejun Xie and Gang Huang. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Shengying shall have the right to terminate this agreement early upon twenty days’ prior notice, but Xuejun Xie and Gang Huang shall not terminate this agreement early. Ambow Shengying shall have the right to transfer its rights under the agreement and other agreements contemplated by the agreement at its sole discretion to any third party without Xuejun Xie and Gang Huang’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney. Under powers of attorney, each dated September 8, 2015, each of Xuejun Xie and Gang Huang granted to Ambow Shengying the power to exercise all of his or her voting rights of Ambow Rongye during the term of the share pledge. The powers of attorney shall come into effect upon the date of execution. Unless terminated as agreed by the shareholders of Ambow Rongye and Ambow Shengying, the powers of attorney shall remain effective during the term of pledge.

Loan Agreement. Pursuant to the loan agreement among Ambow Shengying, Xuejun Xie and Gang Huang dated September 8, 2015, Ambow Shengying loaned RMB 6 million to Xuejun Xie and RMB 4 million to Gang Huang to fund the registered capital requirements of a domestic PRC company. Ambow later formed Ambow Rongye to serve as this domestic PRC company. To the extent permitted by the relevant PRC laws, Ambow Shengying shall determine at its sole discretion the timing and method of the repayment of the loans and notify borrowers in writing of such arrangements seven days in advance. Borrowers and Ambow Shengying further agree that borrowers shall not repay the loan to Ambow Shengying early unless Ambow Shengying notifies borrowers in writing that the loans thereunder have expired or as otherwise provided therein. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Xuejun Xie and Gang Huang in Ambow Rongye to Ambow Shengying. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Chinese in Beijing. The award of the arbitration shall be final and binding upon the disputing parties.

Agreements that provide effective control over Ambow Zhixin

We have entered into a series of agreements with Ambow Zhixin and its shareholders. These agreements provide us with the ability to control Ambow Zhixin and grant us the exclusive option to purchase all of the equity interests of Ambow Zhixin. These agreements include:

Share Pledge Agreement. Pursuant to the share pledge agreement, dated October 14, 2015, among Ambow Shengying, Xuejun Xie and Gang Huang, each a shareholder of Ambow Zhixin, each of Xuejun Xie and Gang Huang pledged all of their equity interest in Ambow Zhixin to Ambow Shengying to secure the performance of Ambow Zhixin under a technology service agreement between Ambow Shengying and Ambow Zhixin dated October 14, 2015. If (a) Ambow Zhixin fails to fulfill its payment obligation or other related obligations to the pledgee in accordance with the provisions of technology service agreement, or (b) the pledgors breach their duties or obligations thereunder, the pledgee shall have the right to exercise the pledge in any manner at any time it deems appropriate to the extent permitted by applicable law during the term of pledge, including without limitation: (a) to negotiate with the pledgors to discharge the secured debt with the pledged equity at a discount rate; (b) to sell off the pledged equity and use the proceeds thereof to discharge the secured debt; (c) to retain a relevant agency to auction all or part of the pledged equity; and/or (d) to otherwise dispose of the pledged equity appropriately to the extent permitted by applicable law. Each shareholder of Ambow Zhixin also agreed that, without Ambow Shengying’s prior written consent, each of Xuejun Xie and Gang Huang shall not (i) make a proposal to amend the articles of association of Ambow Zhixin or cause the making of such proposal, or increase or reduce Ambow Zhixin’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iii) perform any act that may prejudice any rights of Ambow Shengying under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of Ambow Zhixin, (iv) distribute dividends to the shareholders in any form (however, upon Ambow Shengying’s request, the pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. Without Ambow Shengying’s prior written consent, the pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. Ambow Shengying shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without the pledgor’s prior consent. The share pledge agreement shall remain in effect until the secured debt is fully repaid. The share pledge agreement may be unilaterally terminated by Ambow Shengying. None of Xuejun Xie or Gang Huang is entitled to unilaterally terminate the share pledge agreement. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement. Pursuant to the call option agreement, dated October 14, 2015, among Ambow Shengying, Xuejun Xie and Gang Huang, each a shareholder of Ambow Zhixin, each of Xuejun Xie and Gang Huang irrevocably granted Ambow Shengying or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Zhixin. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Zhixin and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Shengying, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Shengying. Ambow Shengying or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Shengying’s written consent, each of Xuejun Xie and Gang Huang shall not transfer his or her equity interest in Ambow Zhixin to any third party. Xuejun Xie and Gang Huang represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in Ambow Zhixin, and (ii) during the term of the call option agreement, Xuejun Xie, Gang Huang and Ambow Zhixin have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Shengying and may cause any reduction in value of the equity interests in Ambow Zhixin held by Xuejun Xie and Gang Huang. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Shengying shall have the right to terminate this agreement early upon twenty days’ prior notice, but Xuejun Xie and Gang Huang shall not terminate this agreement early. Ambow Shengying shall have the right to transfer its rights under the agreement and other agreements contemplated by the agreement at its sole discretion to any third party without Xuejun Xie and Gang Huang’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney. Under powers of attorney, each dated October 14, 2015, each of Xuejun Xie and Gang Huang granted to Ambow Shengying the power to exercise all of his or her voting rights of Ambow Zhixin during the term of the share pledge. The powers of attorney shall come into effect upon the date of execution. Unless terminated as agreed by the shareholders of Ambow Zhixin and Ambow Shengying, the powers of attorney shall remain effective during the term of pledge.

Loan Agreement. Pursuant to the loan agreement among Ambow Shengying, Xuejun Xie and Gang Huang dated October 14, 2015, Ambow Shengying loaned RMB 6 million to Xuejun Xie and RMB 4 million to Gang Huang to fund the registered capital requirements of a domestic PRC company. Ambow later formed Ambow Zhixin to serve as this domestic PRC company. To the extent permitted by the relevant PRC laws, Ambow Shengying shall determine at its sole discretion the timing and method of the repayment of the loans and notify borrowers in writing of such arrangements seven days in advance. Borrowers and Ambow Shengying further agree that borrowers shall not repay the loan to Ambow Shengying early unless Ambow Shengying notifies borrowers in writing that the loans thereunder have expired or as otherwise provided therein. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Xuejun Xie and Gang Huang in Ambow Zhixin to Ambow Shengying. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Chinese in Beijing. The award of the arbitration shall be final and binding upon the disputing parties.

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

As of the date of this report, no distributions have been made to the shareholders of Ambow Shida and so no subsequent distribution have been made to us or Ambow Online. As described above, at our discretion we have decided to retain all of Ambow Shida’s profits to date for the purpose of managing its liquidity.

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

Agreement that transfer economic benefits to us from Ambow Rongye and its subsidiaries

Technology Service Agreement. Pursuant to the technology service agreement, dated September 8, 2015, by and between Ambow Shengying and Ambow Rongye, Ambow Shengying has the exclusive right to provide to Ambow Rongye (i) education or training solutions; (ii) employee training and technical support; (iii) management and consulting services related to Ambow Rongye’s operations; and (iv) other service arrangements under the consents from both Ambow Shengying and Ambow Rongye, in exchange for certain service fees to be agreed to by the parties from time to time. Ambow Rongye shall not engage any other third party as its technology service provider without Ambor Online’s prior written consent during the term of this agreement, while Ambow Shengying shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Shengying upon either 15 days’ notice or Ambow Rongye’s failure to cure its breach of the agreement or by mutual written agreement at any time. Ambow Rongye shall not assign its rights and obligations under this agreement to any third party without Ambow Shengying’s prior written consent, while Ambow Shengying may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

 Agreement that transfer economic benefits to us from Ambow Zhixin and its subsidiaries

Technology Service Agreement. Pursuant to the technology service agreement, dated October 14, 2015, by and between Ambow Shengying and Ambow Zhixin, Ambow Shengying has the exclusive right to provide to Ambow Zhixin (i) education or training solutions; (ii) employee training and technical support; (iii) management and consulting services related to Ambow Zhixin’s operations; and (iv) other service arrangements under the consents from both Ambow Shengying and Ambow Zhixin, in exchange for certain service fees to be agreed to by the parties from time to time. Ambow Zhixin shall not engage any other third party as its technology service provider without Ambor Online’s prior written consent during the term of this agreement, while Ambow Shengying shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Shengying upon either 15 days’ notice or Ambow Zhixin’s failure to cure its breach of the agreement or by mutual written agreement at any time. Ambow Zhixin shall not assign its rights and obligations under this agreement to any third party without Ambow Shengying’s prior written consent, while Ambow Shengying may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

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

Overview

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer high-quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and robust infrastructure. Our service network, comprised of 49 learning centers and schools, comprised of 16 tutoring centers, 4 K-12 schools, 10 career enhancement centers, 18 training offices and 1 career enhancement campus as of December 31, 2015, which are located in 17 provinces and autonomous regions within China.

Our net revenues from continuing operations decreased from RMB 536.5 million in 2013 to RMB 412.0 million in 2014 and further down to RMB 395.7 million (US$61.1 million) in 2015. The decrease from 2013 to 2014 was primarily due to the lower number of student enrollments, decreasing from 114,000 in 2013 to 83,000 in 2014, representing a 27% decrease in revenues compared to 2013. The decrease of revenue from 2014 to 2015 was insignificant. The revision of tuition fees for the respective segment was not significant for the reporting periods.

We recorded loss from continuing operations of RMB 563.8 million, RMB 1,024.8 and RMB 276.4 million (US$ 42.7 million) in 2013, 2014 and 2015, respectively.

Net revenues from our Better Schools division, which includes tutoring and K-12 schools, accounted for 63.6%, 57.4% and 61.1% of our total net revenues from continuing operations in 2013, 2014 and 2015, respectively. Net revenues from our Better Jobs, which includes continuing operations of Career Enhancements, accounted for 36.4%, 42.6% and 38.9% of our total net revenues from continuing operations in 2013, 2014 and 2015, respectively. We expect the mix of our net revenues between our Better Schools and Better Jobs divisions to change along with as our strategic shift from tutoring to career enhancement.

Due to certain restrictions and qualification requirements under PRC law that applies to foreign investment in China’s education industry, our education business is currently conducted through contractual arrangements among our wholly-owned subsidiaries in China and our consolidated variable interest entities, or VIEs, in China. Our VIEs and their respective subsidiaries hold the licenses and permits necessary to conduct our educational and career enhancement services business in China and directly operate our tutoring centers, K-12 schools and career enhancement centers, develop and distribute educational content, software and other technologies, and operate our online education business. We have entered into Technology Service Agreements or Exclusive Cooperation Agreements with our VIEs pursuant to which we may receive economic benefits in the future. We have, however, entered into additional agreements to sell products and provide services to our VIEs’ subsidiaries. The terms of these sales agreements to our VIEs’ subsidiaries are the same as sales to third parties described further in this section of the annual report.

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

The overall economic growth and the increase in the GDP per capita in China have led to a significant increase in spending on education in China. In addition, education is a welcomed and supported industry in China, which means that education service providers often get preferential treatment in terms of infrastructure support and tax rates. We anticipate that the demand for private education and career enhancement training in China will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the education and career enhancement industries in China, which in turn may harm our business and results of operations. We are subject to a legal regime consisting of regulations governing various aspects of our business such as regulations on education, software, internet, audio-video broadcasting, tax, information security, privacy, copyright and trademark protection and foreign exchange. These regulations are evolving and are subject to frequent changes which may materially adversely affect our business in all aspects such as the operation of our K-12 schools, tutoring centers, career enhancement centers and campus through the VIE structure, the engagement of public school teachers and the organization of classes with large-size attendance in our tutoring centers, the establishment of new colleges and the offering of our online services. Though we do not possess the land use right certificates or building ownership certificates with respect to some of our owned real properties, and the lessors of some of our leased properties do not have effective ownership certificates, we do not believe that our ability to maintain and obtain or renew our licenses or permits for our business operations will be adversely affected by such issues, except that the failure of our college to possess the required amounts of land may impact its ability to conduct its business if we are not able to address this deficiency by the required compliance period in 2013. However, with the disposal of the Applied Technology College in 2013, the risk of being adversely affected by such issues is remote.

Specific factors affecting our results of operations

While our business is influenced by factors affecting the education and career enhancement industries in China generally and by conditions in each of the geographic markets we serve within China, we believe our business is more directly affected by company-specific factors, including, among others:

•	The number of student enrollments. The number of student enrollments is largely driven by the demand for the educational programs offered by Better Schools and Better Jobs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our tutoring centers, K-12 schools, career enhancement centers and campus, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We plan to continue to add new offerings to better attract students of different needs and provide cross-selling opportunities, and we intend to keep the current K-12 schools student enrollments, which are almost at its full capacity.

•	The amount of fees we charge. We determine course fees for our tutoring and career enhancement services primarily based on demand for our courses, the targeted market for our courses, the geographic location and capacity of the center, costs of delivering our services, and the course fees charged by our competitors for the same or similar courses.

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

•	Our costs and expenses. We incur costs and expenses at both the head quarter level and at our tutoring centers, K-12 schools, career enhancement centers and campus. Our most significant costs at our K-12 schools, tutoring centers, partner schools and career enhancement centers are compensation paid to our teachers and for rent expense. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

Effects of disposals and other strategic plans

On November 10, 2014, the company entered into a sales and purchase agreement to dispose of its 100% interest in Jinghan Group to a third party, with consideration of RMB 500 million in cash and with a waiver of RMB 18.2 million receivables due from Jinghan group by the company. Besides the receivables being waived, the company had RMB 122.8 million receivables due from and RMB 26.0 million due to Jinghan Group by different subsidiaries. After assessing the collectability, the company provided an additional bad debt allowance of RMB 96.9 million by reducing the net receivable balances, after netting of payable balances, due from Jinghan Group to zero. The disposal was completed on April 8, 2015.

Medium Range Online (Beijing) Technology Co., Ltd (“Zhongcheng”) is a company focusing on career enhancement. It was incorporated on September 2, 2009 and was 100% owned by Shanghai Ambow Education Information Consulting Co., Ltd (“Ambow Shanghai”). In order to reduce liabilities, the company disposed 70% interest of Zhongcheng to a third party. In exchange for the 70% interest in Zhongcheng, the third party assumed certain liabilities of Zhongcheng amounting of RMB 9.1 million. In connection with the disposal, the company also waived the intercompany receivables and payables with Zhongcheng. The Group did not receive any consideration in the transaction. The deal was not a strategic shift of the business and this transaction will not have major impact on Ambow’s business, therefore this transaction was not qualified as discontinued operation.

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

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	536,511	100.0	411,998	100.0	395,715	61,088	100.0
Cost of revenues	(361,573)	(67.4)	(274,036)	(66.5)	(245,945)	(37,967)	(62.2)
Gross Profit	174,938	32.6	137,962	33.5	149,770	23,121	37.8

Net revenues

In 2013, 2014 and 2015, we generated net revenues of RMB 536.5 million, RMB 412.0 million and RMB 395.7 million (US$ 61.1 million), respectively from continuing operations.

Revenue decrease from 2013 to 2014 was primarily due to the lower number of student enrollments, decreasing from 114,000 in 2013 to 83,000 in 2014, representing a 27% decrease in revenues compared to 2013. The decrease of revenue from 2014 to 2015 was insignificant. The revision of tuition fees for the respective segment was not significant for the reporting periods.

We derived net revenues from our three operating segments in terms of percentages of our overall net revenues from continuing operations as follows in 2013, 2014 and 2015:

	For the Year Ended December 31,
	2013	2014	2015
	%	%	%
Better Schools:
Tutoring	29.3	16.6	13.9
K-12 schools	34.2	40.8	47.2
Total Better Schools	63.5	57.4	61.1

Better Jobs:
Career enhancement	36.5	42.6	38.9

Tutoring. We provided educational services in our 16 tutoring centers as of December 31, 2015. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to six months. The most significant factors that directly affect our net revenues in our tutoring segment are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB 100 to RMB 13,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are delivered in large class settings ranging from 15 students to 65 students per class. In addition, we also deliver these services in premium classes, including one-on-one tutoring.

K-12 schools. We operated four K-12 schools as of December 31, 2015. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly take place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB 2,000 to RMB 60,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 60 students per class.

Career enhancement. Our career enhancement services are provided in our 29 career enhancement centers, which include 10 career centers, 18 training offices and one career enhancement campus. We recognize revenues from course fees collected for enrollment in the courses we offer at our career enhancement centers over the period of the course, which typically ranges from several days to 12 months. Course fees collected in advance are recorded as deferred revenues until the services are provided. The most significant factors that directly affect our revenues in our career enhancement segment are the number of enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as soft skills, information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB 400 to RMB 20,000 per program with course lengths ranging from several days to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class. The corporate trainings are all tailor-made according to customer companies’ requirements, and normally are delivered to 10 to 30 persons per course.

Cost of revenues

Cost of revenues for our educational and career enhancement programs and services primarily consists of:

•	Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools, tutoring centers and career enhancement centers. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;

•	Rental payments for the operation of our school and center properties;

•	Depreciation and amortization of properties and equipment used in the provision of educational and career enhancement services and accommodation facilities;

•	Utilities used in our schools and center properties and accommodation facilities; and

•	Amortization of student population intangible assets.

•	Tutoring. Cost of revenues for our tutoring segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, and depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for products sold in our tutoring segment primarily consists of materials, packaging and shipping.

•	K-12 schools. Cost of revenues for our K-12 schools segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property and equipment used in the provision of educational services and accommodation facilities and, to a lesser extent, costs of course materials.

•	Career enhancement. Cost of revenues for our career enhancement segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, and depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for products sold in our career enhancement segment primarily consists of materials, packaging and shipping.

Gross profit

For continuing operations, gross profit as a percentage of our net revenues was 32.6%, 33.5% and 37.8% in 2013, 2014 and 2015, respectively. The slight increase was mainly benefited from the improved operation efficiency.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	536,511	100	411,998	100.0	395,715	61,088	100
Operating expenses:
Selling and marketing	(151,480)	(28.2)	(80,377)	(19.5)	(55,511)	(8,569)	(14.0)
General and administrative	(471,915)	(88.0)	(508,544)	(123.4)	(280,634)	(43,322)	(70.9)
Research and development	(19,545)	(3.6)	(12,259)	(3.0)	(7,308)	(1,128)	(1.8)
Impairment loss	(84,246)	(15.7)	(292,577)	(71.0)	(162,351)	(25,063)	(41.0)

Total operating expenses	(727,186)	(135.5)	(893,757)	(216.9)	(505,804)	(78,082)	(127.7)

Selling and marketing expenses. Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The decrease in selling and marketing expenses as a percentage of net revenues was primarily due to lower spending on marketing expense.

General and administrative expenses. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities as well as bad debt provision. Our general and administrative expenses as a percentage of net revenues increased from 88.0% in 2013 to 123.4% in 2014 mainly due to higher service fees related to JPL, higher share-based compensation, and higher professional fees, which decreased in 2015 and the percentage decreased to 70.9%.

Research and development expenses. Our research and development expenses primarily consist of compensation, benefits and other headcount-related costs associated with the development of our online education technology platform and courseware and outsourced development costs. Our research and development expenses decreased as a result of reducing the size of the team.

Impairment loss. Our impairment loss from continuing operations was related to the impairment of long term investment, other current assets, property and equipment, intangible assets and other non-current assets. See Note 6, Note 8, Note 9, Note 11 and Note 24 to consolidated financial statements for further detail.

Share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based expenses:
Selling and marketing	(2,658)	3.5	(351)	0.2	(457)	(71)	0.9
General and administrative	(73,108)	95.4	(156,870)	99.7	(49,371)	(7,622)	98.5
Research and development	(829)	1.1	(144)	0.1	(289)	(45)	0.6

Total share-based expenses	(76,595)	100.0	(157,365)	100.0	(50,117)	(7,738)	100.0

Our predecessor entity, Ambow Education Co., Ltd., adopted the 2010 Equity Incentive Plan in June 2010 and became effective upon completion of our IPO. See “Item 6 — Directors, Senior Management and Employees — Compensation—Equity-based compensation plans.” From 2013 to 2015, we did not grant any share options to our employees and consultants for services rendered by them. We have adopted the provisions of ASC 718 “Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees” for the share options we granted. For options granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the options. For options granted to our consultants, we record share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed.

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

We also have four entities incorporated in Hong Kong which were subject to Hong Kong profit tax at a rate of 16.5% since the beginning of 2008.

As outlined in “Item 4.C — Information on the Company — Organizational Structure,” we operate a number of subsidiaries and through our VIEs, schools, tutoring centers and career enhancement centers in China. The following is a summary of the types and rates of taxation to which our China entities are subject to.

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

As of December 31, 2014 and 2015, the payable balances for VAT were RMB 29.7 million and RMB 30.6 million, respectively.

Business tax

For those schools and college in China providing degree-oriented education services, they are exempted from paying business tax on revenue generated from both these services and any accommodation revenue associated with degree-oriented education. For all other entities in China, as well as for any revenue generated by schools and college for non-degree-oriented education services, business tax of between 3% and 5% of gross revenues is payable, as disclosed in Note 12 to consolidated financial statements.

As of December 31, 2014 and 2015, the payable balances for business tax were RMB 25.1 million and RMB 27.2 million, respectively.

Income tax

Current income taxes are provided for in accordance with the laws and regulations set out below. Deferred income taxes are recognized when temporary differences exist between the tax bases and their reported amounts in the consolidated financial statements.

Corporate entities

Prior to January 1, 2008, our foreign invested enterprises (“FIEs”), were taxed in accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, and the related implementing rules. Our VIEs, together with any other PRC domestic companies within our group, were taxed in accordance with local income tax laws. These companies were generally subject to an enterprise income tax rate of 33%, except those with preferential tax treatment as described below.

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

In March 2007, Ambow Online was certified as a “new and high-technology enterprise” and a “software enterprise”, from which Ambow Online was entitled to choose to enjoy preferential tax treatment in either name. Ambow Online chose to apply for preferential tax treatment as a “software enterprise”. As a result, it has been entitled to a two-year income tax exemption since 2008 and was subject to 12.5% corporate income tax for another three years. The “High and New Technology Enterprises” certificate of Ambow Online has been expired in 2014, and the company has no intention to renew the certificate, Ambow Online was subject to an income tax rate of 25% since 2014. In August 2014, the in charge tax bureau of Ambow Online issued Circular Haiguoshuibatong [2014] 08004, canceling the preferential tax treatment of Ambow Online and wanted to claw back the income tax in 2011 in the amount of RMB 7.3 million and the corresponding late payment interest in the amount of RMB 3.4 million. The overdue fee in the amount RMB 1.3 million was accrued for the year ended December 31, 2015. However, management believed the company could qualify for the criterion of the preferential tax treatment and we are defending ourselves with the court, please refer to “Item 8.A Financial Information —Consolidated Financial Statements and other Financial Information — Legal Proceedings”.

Private schools

Our private schools, being privately run non-enterprise institutions, acquired in 2008 and 2009 are registered as private schools that either do or do not require a reasonable return. Prior to January 1, 2008, these private schools were subject to income tax determined in accordance with the Law for Promoting Private Education (2003) and the 2004 Implementing Rules, as well as the Notice on Tax Policy for Educational Institutions and Notice on Several Preferential Tax Policy jointly issued by the PRC Ministry of Finance and the State Administration of Taxation, collectively referred to as the 2003 Education Law. Under these laws and regulations, private schools not requiring reasonable returns were treated in a similar manner to public schools and were generally not subject to income tax. While it is indicated in the 2004 Implementing Rules that the relevant authorities under the State Council may consider formulating separate preferential tax treatment policies applicable to private schools requiring reasonable returns, no such tax preferential policy has been promulgated yet. As a result, the tax treatment applied to our schools varies among different cities.

Under the CIT Law there are specific criteria that should be met to qualify as a not-for-profit entity that is exempt from corporate income tax, and the preferential corporate income tax policy for education institutions under the 2003 Education Law has been superseded. No detailed implementation guidance has been provided to local tax authorities on how to apply these changes to schools. Some of the schools we have acquired have been able to obtain preferential tax treatment from the local tax authorities or to agree with local tax authorities on a fixed amount of income tax payable for prior years. Where such preferential tax treatment or fixed amount payable has not been confirmed by the tax authorities, we have made a full provision for income taxes payable based on our understanding of the 2003 Education Law and the CIT Law. No provision has been made for interest or late payment fees for such provision.

For our schools that we have acquired in 2008 and 2009, we have recorded a tax liability for estimated liabilities brought forward at the date of acquisition. At the same time, we have recorded an asset to recognize that all of the sellers of these schools have agreed to indemnify us against any taxes that may be payable for periods prior to the date of acquisition.

The determination of our provision for income taxes, particularly for private schools, is subject to uncertainty. The strict application of the CIT Law indicates that certain of our private schools are subject to income tax of 25% after January 1, 2008. For those private schools where the tax authorities have not determined a deemed fixed amount or deemed fixed rate for the purposes of calculating income tax payable, we have assumed that income tax of 25% is payable. However, as of December 31, 2015, no detailed implementation guidance has been provided to local tax authorities on how to apply the CIT Law to private schools. It is possible that, upon the introduction of the detailed implementation guidance, we may find ourselves in a position whereby income tax is not payable for periods prior to the release of the detailed guidance.

The amount of income tax payable by our PRC subsidiaries, VIEs and schools in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, such PRC subsidiaries, and our effective tax rate depends partially on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. If further detailed guidance is issued by the State Administration of Taxation on how to apply the CIT Law to schools, this may also have an impact on the amount of income tax payable by our own schools.

Critical accounting policies and estimates

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

The entities apart from the consolidated VIEs mainly include Ambow, Ambow Online, Ambow Dalian, Ambow Shengying and four holding companies registered in Hong Kong. Assets and liabilities of these entities mainly include cash, current accounts balances of inter-group financing and transactions and leasehold improvement. Operations of these entities are mainly financing and business management.

The company deconsolidates a subsidiary or derecognizes a group of assets as of the date the company ceases to have a controlling financial interest in that subsidiary or group of assets.

In 2013, the Group deconsolidated 3 schools, including Tianjin Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring. In 2014, the Group deconsolidated Jilin Tutoring. Details see Note 25 to the consolidated financial statements. The company regained control of these deconsolidated entities in the second half of 2015, and they were reconsolidated in the 2015 consolidated financial statements.

The separated VIE and Non-VIE financial net revenue and net income during the year of 2013 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Net Revenue	534,546	9,061	(7,096)	536,511
Net Income	(479,323)	(451,693)	20,811	(910,205)

The separated VIE and Non-VIE financial information during the year of 2014 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalent	110,353	69,932	—	180,285
Inter-Group balances due from VIEs/Non VIEs	266,737	1,633,170	(1,899,907)	—
Investment to VIEs	—	81,960	(81,960)	—
Assets classified as held for sale	512,422	—	—	512,422
Other current assets	317,579	2,453	—	320,032
non-current assets	324,223	168,726	—	492,949
Total Assets	1,531,314	1,956,241	(1,981,867)	1,505,688
Inter-Group balances due to VIEs/Non VIEs	1,589,851	193,726	(1,783,577)	—
Liabilities classified as held for sale	533,418	—	—	533,418
Other current liabilities	618,265	339,653	—	957,918
non-current liabilities	27,867	39,791	—	67,658
Total Liabilities	2,769,401	573,170	(1,783,577)	1,558,994
Equity	(1,238,087)	1,383,071	(198,290)	(53,306)
Net Revenue	403,643	11,557	(3,202)	411,998
Net Income	(550,911)	(531,644)	—	(1,082,555)

The separated VIE and Non-VIE financial information during the year of 2015 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalent	125,850	120,453	—	246,303
Inter-Group balances due from VIEs/Non VIEs	1,775,872	3,132,526	(4,908,398)	—
Investment to VIEs	—	81,960	(81,960)	—
Other current assets	277,363	158,958	—	436,321
non-current assets	315,301	10,000	—	325,301
Total Assets	2,494,386	3,503,897	(4,990,358)	1,007,925
Inter-Group balances due to VIEs/Non VIEs	3,421,022	1,391,419	(4,812,441)	-
Other current liabilities	540,097	299,284	—	839,381
non-current liabilities	25,721	—	—	25,721
Total Liabilities	3,986,840	1,690,703	(4,812,441)	865,102
Equity	(1,492,454)	1,813,194	(177,917)	142,823
Net Revenue	411,315	9,896	(25,496)	395,715
Net Income	370,818	(306,462)	—	64,356

Revenue recognition

Our revenue is primarily generated from delivering educational programs and services. Our customers include mainly students attending classes at our own schools or training centers; students attending classes run by our cooperative partners; corporate clients attending our outbound and management training classes.

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured. Revenues presented in the consolidated financial statements represent revenues from educational program and services. If any of the aforementioned criteria are not met, we defer recognizing the revenue until such time as all criteria are met.

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

Education programs and services also include programs offered online which could be accessed through a username and password. Career enhancement services such as the Career GPS System have been offered to students and other customers. Collection of these service offerings is also initially recorded as deferred revenue will be amortized and recognized as revenue on the percentage the required services delivered or on a straight-line basis over the length of the course, which are typically one to three months.

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

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships, which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The company reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (see Note 9-”Intangible assets, net” to the consolidated financial statements for additional information):

Software	2 years to 10 years
Student populations	1.8 years to 15 years
Customer relationships	5.7 years
Cooperative agreements	1.3 years to 10 years
Favorable leases	0.8 years to 20 years
Non compete agreement	3 years to 4.5 years
Trade names	Indefinite

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

Income taxes

Income tax expense has been allocated between continued and discontinued operations in all periods. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized. Income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Group recognizes interest and penalties as income tax.

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

We adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Significant judgment is required in evaluating the uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. For the years ended December 31, 2013, we did not have any material interest and penalties associated with tax positions. In 2014, the Group received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. The Group has taken legal action to defend ourselves. In 2015 the court ruled that our lawsuit was rejected and later rejected our appeal. Please refer to “Item 8.A Financial Information —Consolidated Financial Statements and other Financial Information — Legal Proceedings”. See Note 17 to consolidated financial statements for details of the Group’s tax position as of December 31, 2015.

Share-based compensation

We grant share options to our employees, directors and non-employees. Cost of employee services received is measured at the grant-date using the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. Share-based compensation expense is recorded on a straight-line basis over the requisite service period, generally ranging from one year to four years.

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

Summary of Consolidated Statements of Operations

	For the Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
Educational programs and services	536,511	411,998	395,715	61,088
COST OF REVENUES:
Educational programs and services	(361,573)	(274,036)	(245,945)	(37,967)
GROSS PROFIT	174,938	137,962	149,770	23,121
Operating expenses:
Selling and marketing (1)	(151,480)	(80,377)	(55,511)	(8,569)
General and administrative (1)	(471,915)	(508,544)	(280,634)	(43,322)
Research and development (1)	(19,545)	(12,259)	(7,308)	(1,128)
Impairment loss	(84,246)	(292,577)	(162,351)	(25,063)
Total operating expenses	(727,186)	(893,757)	(505,804)	(78,082)
OPERATING LOSS	(552,248)	(755,795)	(356,034)	(54,961)
OTHER EXPENSE	(21,932)	(267,861)	(39,371)	(6,077)
Loss before income tax, non-controlling interest, and discontinued operations	(574,180)	(1,023,656)	(395,405)	(61,038)
Income tax benefit/(expense)	10,424	(1,135)	118,963	18,365
LOSS FROM CONTINUING OPERATIONS	(563,756)	(1,024,791)	(276,442)	(42,673)
Income/(Loss) from and on sale of discontinued operations, net of income tax (1)	(346,449)	(57,764)	340,798	52,610
NET INCOME/(LOSS)	(910,205)	(1,082,555)	64,356	9,937
Add: Net loss contributable to non-controlling interest	3,387	5,742	(617)	(96)
NET INCOME/(LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	(906,818)	(1,076,813)	63,739	9,841
NET INCOME/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(906,818)	(1,076,813)	63,739	9,841

(1)	Includes depreciation and amortization of RMB 129.8 million, RMB 86.6 million and RMB 45.7 million (US$ 7.1 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

Year ended December 31, 2015 compared with year ended December 31, 2014

Net revenues. Our net revenues decreased by 4.0% from RMB 412.0 million in 2014 to RMB 395.7 (US$ 61.1 million) in 2015. There were no material changes on net revenue from 2014 to 2015.

Cost of revenues. Our cost of revenues decreased by 10.3% from RMB 274.0 million in 2014 to RMB 245.9 million (US$ 38.0 million) in 2015. The decrease was due to the effective cost control.

Gross profit. Gross profit as a percentage of our net revenues increased from 33.5% in 2014 to 37.8% in 2015. The increase was primarily driven by lower employee cost due to reduction of headcounts and the effective expense control.

Operating expenses. Our total operating expenses decreased by 43.4% from RMB 893.8 million in 2014 to RMB 505.8 million (US$ 78.1 million) in 2015. This decrease was mainly due to lower general and administrative expenses and lower impairment loss in 2015 compared to 2014.

•	Selling and marketing expenses. Our selling and marketing expenses decreased by 31.0% from RMB 80.4 million in 2014 to RMB 55.5 million (US$ 8.6 million) in 2015. The decreases were mainly due to the change of marketing strategy and the decrease of advertising expense.

•	General and administrative expenses. Our general and administrative expenses decreased by 44.8% from RMB 508.5 million in 2014 to RMB 280.6 million (US$ 43.3 million) in 2015. The decrease was mainly due to lower share-based compensation, lower bad debt provision, lower other one-time expenses, as well as less headcount.

•	Research and development expenses. Our research and development expenses decreased by 40.4% from RMB 12.3 million in 2014 to RMB 7.3 million (US$ 1.1 million) in 2015. This decrease was primarily due to the reducing of the team size.

•	Impairment loss. The impairment loss of RMB 162.4 million (US$ 25.1 million) in 2015 was mainly due to the impairment loss recognized in intangible assets, fixed assets, long-term investment, other current assets and other non-current assets.

Other income (expense), net. We recorded net other expenses of RMB 39.4 million (US$ 6.1 million) in 2015, compared to net other expenses of RMB 267.9 million in 2014. The decrease was mainly due to decrease in interest expenses from amortization of BCF related to the convertible loan and the one time expense of loss from extinguishment of debt in 2014.

Income tax benefit (expense). Our income tax benefit/(expense)changed from RMB 1.1 million expense in 2014 to RMB 119.0million (US$ 18.4 million) benefit in 2015. This change was primarily related to a recognized of tax benefit about RMB 52.9 million for the excess of outside tax basis over financial reporting basis of Jinghan Group due to the disposal, deferred tax liabilities written-off related to assets impairment of RMB 40.4 million and assuming the utilization of net loss carried forward from previous years of RMB 17.9 million.

Income/(loss) from continuing operations. Our loss from continuing operations decreased from loss of RMB 1,024.8 million in 2014 to loss of RMB 276.4 million (US$ 42.7 million) in 2015. This change was primarily due to lower impairment charges, effective cost control and the amortization of BCF related to the convertible loan and the one time expense of loss from extinguishment of debt in 2014.

Income/(loss) from and on sale of discontinued operations, net of income tax. Our income from and on sale of discontinued operation, net of income tax was RMB 340.8 million (US$ 52.6 million) in 2015, compared to loss from and on sale of discontinued operations, net of income tax of RMB 57.8 million in 2014. The income from and on sale of discontinued operation in 2015 was mainly due to the income recognized on the disposal of Jinghan Group.

Net income /(loss). According to above mentioned factors, our net income/(loss) increased from loss of RMB 1,082.6 million in 2014 to income of RMB 64.4 million (US$ 9.9 million) in 2015.

Year ended December 31, 2014 compared with year ended December 31, 2013

Net revenues. Our net revenues decreased by 23.2% from RMB 536.5 million in 2013 to RMB 412.0 (US$66.4 million) in 2014. This decrease was primarily due to decreased student enrollments, impacted by the negative publicity during the period that we were under JPL’s supervision.

Cost of revenues. Our cost of revenues decreased by 24.2% from RMB 361.6 million in 2013 to RMB 274.0 million (US$44.2 million) in 2014. The decrease was mainly due to effective cost control and reduction of headcounts.

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

Discussion of segment operations

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
Tutoring	157,401	68,203	54,888	8,473
K-12 schools	183,675	168,244	186,747	28,829
Better Schools net revenues	341,076	236,447	241,635	37,302
Career enhancement	195,435	175,551	154,080	23,786
Total net revenues of reportable segments and the company	536,511	411,998	395,715	61,088
Cost of revenues:
Tutoring	(126,247)	(52,728)	(41,048)	(6,336)
K-12 schools	(120,793)	(115,416)	(116,819)	(18,034)
Better Schools Cost of revenues	(247,040)	(168,144)	(157,867)	(24,370)
Career enhancement	(114,533)	(105,892)	(88,078)	(13,597)
Better Jobs Cost of revenues	(114,533)	(105,892)	(88,078)	(13,597)
Total costs of revenues of reportable segments and the company	(361,573)	(274,036)	(245,945)	(37,967)
Gross profit
Tutoring	31,154	15,475	13,840	2,137
K-12 schools	62,882	52,828	69,928	10,795
Better Schools gross profit	94,036	68,303	83,768	12,932
Career enhancement	80,902	69,659	66,002	10,189
Better Jobs gross profit	80,902	69,659	66,002	10,189
Total gross profit of reportable segments and the company	174,938	137,962	149,770	23,121
Gross margin
Tutoring	19.8%	22.7%	25.2%	25.2%
K-12 schools	34.2%	31.4%	37.4%	37.4%
Better Schools gross margin	27.6%	28.9%	34.7%	34.7%
Career enhancement	41.4%	39.7%	42.8%	42.8%
Better Jobs gross margin	41.4%	39.7%	42.8%	42.8%
Total gross margin of reportable segments and the company	32.6%	33.5%	37.8%	37.8%

Year ended December 31, 2015 compared with year ended December 31, 2014

Tutoring

Net revenues from our tutoring segment decreased from RMB 68.2 million in 2014 to RMB 54.9 million (US$ 8.5 million) in 2015. The decrease was primarily due to decreased student enrollments impacted by reduced sales force during the restructuring period.

Cost of revenues from our tutoring segment decreased from RMB 52.7million in 2014 to RMB 41.0 million (US$ 6.3 million) in 2015. The decrease was mainly achieved by the cost saving initiatives to improve operation efficiency.

Gross profit as a percentage of our net revenues from our tutoring segment was 22.7 % in 2014 and 25.2 % in 2015. The increase was mainly driven by lower employee cost due to reduction of headcounts and better expense control in 2015.

K-12 schools

Net revenues from our K-12 schools segment increased from RMB 168.2 million in 2014 to RMB 186.7 million (US$ 28.8 million) in 2015. The increase was primarily due to the different amortization days of revenue basis due to timing of public holidays in China. In long-term, our K-12 revenue is stable.

Cost of revenues from our K-12 schools segment increased from RMB 115.4 million in 2014 to RMB 116.8 million (US$ 18.0 million) in 2015. The increase was insignificant.

Gross profit as a percentage of our net revenues from our K-12 schools segment was 31.4% in 2014 and 37.4 % in 2015. The increase in the gross profit margin was mainly due to the increase of revenue.

Career enhancement

Net revenues from our career enhancement segment decreased from RMB 175.6 million in 2014 to RMB 154.1 million (US$ 23.8 million) in 2015. The decrease was primarily due to decreased student enrollments impacted by reduced sales force during the period.

Cost of revenues in our career enhancement segment decreased from RMB 105.9 million in 2014 to RMB 88.1 million (US$ 13.6 million) in 2015, which was mainly achieved by the cost saving initiatives to improve operation efficiency.

Gross profit as a percentage of our net revenues from our career enhancement segment was 39.7% in 2014 and 42.8 % in 2015. The increase in gross margin was mainly driven by improved operation efficiency.

Year ended December 31, 2014 compared with year ended December 31, 2013

Tutoring

Net revenues from our tutoring segment decreased from RMB 157.4 million in 2013 to RMB 68.2 million (US$11.0 million) in 2014. The decrease was primarily due to decreased student enrollments impacted by the carried-forward negative publicity from the period that we were under the supervision of JPL.

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

K-12 schools

Net revenues from our K-12 schools segment decrease from RMB 183.7 million in 2013 to RMB 168.2 million (US$27.1 million) in 2014. The decrease was primarily due to the different amortization days of revenue basis due to timing of public holidays in China.

Cost of revenues from our K-12 schools segment decreased from RMB 120.8 million in 2013 to RMB 115.4 million (US$18.6 million) in 2014. The decrease was insignificant and consistent with the decrease of net revenue.

Gross profit as a percentage of our net revenues from our K-12 schools segment was 34.2% in 2013 and 31.4% in 2014. The decrease in the gross profit margin was insignificant and mainly due to declined revenue.

Career enhancement

Net revenues from our career enhancement segment decreased from RMB 195.4 million in 2013 to RMB 175.6 million (US$28.3 million) in 2014. The decrease was primarily due to decreased student enrollments impacted by the carried-forward negative publicity from the period that we were under the supervision of JPL and certain contracts with the partner schools expired in 2014 which was renewed in 2015.

Cost of revenues in our career enhancement segment decreased from RMB 114.5million in 2013 to RMB 105.9 million (US$17.1 million) in 2014, which was insignificant and consistent with the decrease of net revenue.

Gross profit as a percentage of our net revenues from our career enhancement segment was 41.4% in 2013 and 39.7% in 2014. The decrease in gross margin was insignificant and mainly due to the lower net revenues resulting from decreasing student enrollments.

B.	Liquidity and Capital Resources

The Group reported a net loss of RMB1,024.8 million and RMB 276.4 million from continued operations for the years ended December 31, 2014 and 2015, which included a non-cash impairment charge of RMB 443.7 million related to the provision of receivables, impairment loss of goodwill, intangible assets and de-consolidation of certain subsidiary, and a non-cash expense of RMB 242.6 million related to the loss from extinguishment of debt and the total interest expense of convertible loan in 2014; and a non-cash impairment charge of RMB 205.3 million related to the provision of receivables, impairment loss of fixed assets, intangible assets, long term investment, other non-current assets and other current assets, and a non-cash expense of RMB 56.5 million related to the interest expense of convertible loan in 2015. The company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the company will be able to reduce or eliminate its net losses for the foreseeable future.  If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to achieve profitability.

Our principal sources of liquidity have been cash generated from investing activities. As of December 31, 2015, we had RMB 246.3 million (US$ 38.0 million) in unrestricted cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. As of December 31, 2015, we had RMB 125.9 million (US$ 19.4 million) in unrestricted cash and cash equivalents from our VIEs.

The company’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB 156.8 million as of December 31, 2015. The Group’s consolidated net assets were amounting to RMB 142.8 million as of December 31, 2015. In addition the company has lease commitment of RMB 115.9 million as of December 31, 2015, of which RMB 17.4 million was within one year.

Historically, management has addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings and the sale of subsidiaries and other non-performing assets.  Management anticipates that the impact from the negative publicity in the media during the past three years may continue to impact the company’s businesses in the near term.

The Group had approximately RMB 103.6 million and RMB 151.8 million short term investment, available for sale and short term investment, held to maturity as of December 31, 2015, which was held as short-term investments to be liquid on the expiration date before the end of 2016.

The Group believes that available cash and cash equivalents, short term investments, available-for-sale and short term investments, held-to-maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable the Group to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing the Group’s business development activities, suspending the pursuit of its business plan, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Group will raise additional capital if needed.

Condensed summary of our cash flows

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	(160,544)	(160,367)	(40,119)	(6,191)
Net cash provided by/(used in) investing activities	65,862	112,013	60,212	9,298
Net cash provided by/(used in) financing activities	82,885	87,003	12,830	1,981
Changes in cash and cash equivalents included in assets held for sale	(7,213)	42,270	36,063	5,562
Effects of exchange rate changes on cash and cash equivalents	(109)	404	(2,968)	(458)
Net change in cash and cash equivalents	(19,119)	81,323	66,018	10,192
Cash and cash equivalents at beginning of year	118,081	98,962	180,285	27,831
Cash and cash equivalents at end of year	98,962	180,285	246,303	38,023

Operating activities

Net cash used in operating activities amounted to RMB 40.1 million (US$ 6.2 million) in the year ended December 31, 2015, as compared to net cash used in operating activities of RMB 160.4 million in the year ended December 31, 2014 and net cash used in operating activities of RMB 160.5 million in the year ended December 31, 2013.

Net cash used in operating activities in the year ended December 31, 2015 was primarily attributable to net income of RMB 64.4 million (US$9.9 million), a disposal gain from subsidiaries of RMB 343.9 million (US$ 53.1 million), an increase in prepaid and other current assets of RMB 18.2 million (US$ 2.8 million), an income on reconsolidate de-consolidate entities of RMB 14.1 million (US$ 2.2 million), an increase in amount of income tax payable of RMB 6.9 million (US$ 1.1 million), and an decrease in amount of deferred tax of RMB 128.8 million (US$ 19.9 million), partially offset by net income of RMB 64.4 million (US$ 9.9 million), depreciation and amortization of RMB 45.7 million (US$ 7.1 million), an increase in interest expense of RMB 56.5 million (US$ 8.7 million), an increase in share-based compensation of RMB 50.1 million (US$ 7.7 million), an increase in impairment loss of RMB 162.4 million (US$ 25.1 million), an increase in amount of bad debt provision of RMB 43.0 million (US$ 6.6 million), an increase in accrued and other liabilities of RMB 34.4 million (US$ 5.3 million) and an increase in deferred revenue of RMB 8.8 million (USD$ 1.4 million),

Net cash used in operating activities in the year ended December 31, 2014 was primarily attributable to net loss of RMB 1,082.6 million (US$174.5 million), an increase in prepaid and other current assets of RMB 65.0 million (US$10.5 million), an decrease in amount of accrued and other liabilities of RMB 18.5 million (US$3.0 million), and deferred tax of RMB 28.1 million (US$4.5 million), partially offset by depreciation and amortization of RMB 86.6 million (US$14.0 million), a loss in extinguishment of debt of RMB 143.9 million (US$23.2 million), an increase in interest expense of RMB 121.8 million (US$19.6 million), an increase in share-based compensation of RMB 157.4 million (US$25.4 million), an increase in impairment loss of RMB 292.6 million (US$47.2 million), an increase in amount of bad debt provision of RMB 151.1 million (US$24.4 million), an decrease in other non-current assets of RMB 10.2 million (US$1.6 million), an increase of deferred revenue of RMB 39.8 million (USD$6.4 million) and an decrease in accounts receivable of RMB 25.3 million (USD$4.1 million), due to the allowance for doubtful accounts.

Investing activities

Net cash provided by investing activities amounted to RMB 60.2 million (US$ 9.3 million) in the year ended December 31, 2015 as compared to 112.0 RMB million net cash inflow in the year ended December 31, 2014 and RMB 65.9 million net cash outflow in the year ended December 31, 2013.

Net cash provided by investing activities in the year ended December 31, 2015 was mainly from disposal of subsidiaries of RMB 288.9 million (US$ 44.6 million), net of the cash balance at disposed entities, maturity and redemption from held-to-maturity investments of RMB 376.1 million (US$ 58.1 million), redemption from available-for-sale investments of RMB 114.6 million (US$ 17.7 million), proceed from transferring financial assets of RMB 40 million (US$ 6.2 million) and the withdrawal of term deposit of RMB 9.9 million (US$ 1.5 million), partially offset by the payments for available-for-sale investments of RMB 216.9 million (US$ 33.5 million), payments for held-to-maturity investments of RMB 527.9 million (US$ 81.5 million), purchase of properties and equipments of RMB 7.6 million (US$ 1.2 million), purchase of subsidiaries of RMB 14 million (US$ 2.2 million) and prepayment of leasehold improvement of RMB 4.3 million (US$ 0.7 million).

Net cash provided by investing activities in the year ended December 31, 2014 was mainly from disposal of subsidiaries of RMB 135.0 million, partially offset by the purchase of property and equipment of RMB 6.5 million, placement of term deposits of RMB 10.2 million, and prepayment of leasehold improvement of RMB 8.1 million.

Financing activities

Our financing activities consist primarily of short-term and long-term borrowings. Net cash used in financing activities amounted to RMB 12.8 million (US$ 2.0 million) in the year ended December 31, 2015, as compared to net cash provided amounted to RMB 87.0 million in the year ended December 31, 2014 and RMB 82.9 million in the year ended December 31, 2013.

Net cash provided by financing activities in the year ended December 31, 2015 was attributable to repayment of short-term borrowings of RMB 39.6 million (US$ 6.1 million), partially offset by proceeds from short-term borrowings of RMB 2.3 million (US$ 0.4 million) and proceeds from issuing convertible loan of RMB 50 million (US$ 7.7 million).

Net cash provided by financing activities in the year ended December 31, 2014 was attributable to proceeds from convertible loan of RMB 109.3 million, and proceeds from short-term borrowings of RMB 54.4 million, partially offset by repayments on short-term borrowings of RMB 77 million.

Changes in cash and cash equivalents included in assets held for sale

Changes in cash and cash equivalents included in assets held for sale in the year ended December 31, 2015 was attributable to an increase of RMB36.1 million, which are the cash balance of Jinghan Group. The disposal of Jinghan Group was completed by April 8, 2015.

Changes in cash and cash equivalents included in assets held for sale in the year ended December 31, 2014 was attributable to an increase of RMB42.3 million.

Short-term borrowings

During 2013, 2014 and 2015, we and our affiliated entities entered into various short-term loan agreements in the aggregate amount of RMB 92.4 million, RMB 39.6 million and RMB 2.3 million (US$ 0.4 million), respectively, with terms less than one year.

Short-term borrowings consisted of the following:

		As of December 31
		2014	2015
		(In thousands)
	Maturities	RMB	RMB
Unsecured short-term borrowings from third parties	February 2014 to September 2015	11,800	2,300
Unsecured short-term borrowings from individuals	October 2013 to November 27, 2015	27,833	-
Total Short-term borrowings		39,633	2,300

The weighted average interest rate of short-term borrowings outstanding was 14.8% and 10.0% per annum as of December 31, 2014 and 2015. The fair values of the short-term borrowings approximate their carrying amounts. The weighted average short-term borrowings for the years ended December 31, 2014 and 2015 was RMB 82.0 million and RMB 11.0 million, respectively.

The short-term borrowings incurred interest expenses for the years ended December 31, 2013, 2014 and 2015 amounting to RMB 6.2 million, RMB 25.1 million and RMB 4.3 million, respectively. There was neither capitalization as additions to construction in progress nor guarantee fees for each of three years ended December 31, 2015.

As of the date of the issuance of the financial statements, amounting to RMB 2.3 million of the above short-term borrowing has been overdue for repayment, which was still outstanding.

Convertible Loans

On June 12, 2012 and October 24, 2012, the Group finalized a loan agreement amounting to RMB 125.7 million (US$ 20 million) (“Loan Agreement”) with IFC, in which IFC granted the Group a convertible loan (“IFC C Loan”). IFC may at its option convert a minimum of $1,000,000 or its integral multiple of IFC C Loan in whole or in part, at any time prior to the fifth anniversary of the date of the first disbursement of the IFC C Loan, into Class A Ordinary Shares at the conversion price of $300 per ADS ($150 per ordinary share), subject to dilution protection adjustment and registration or an exemption from registration under the Securities Act.

IFC C Loan bears variable rate of 4.5% per annum above 6-month LIBOR, subject to step down provision as follow:

(i)	Within 12 months from the date of the Loan Agreement, 3.5% for future IFC C Loan interest payments if the Borrower’s ADSs trade at an average trading price of US$210.0 or above for any 3 consecutive months period; and

(ii)	At any time prior to the fifth anniversary of the date of the first disbursement of the IFC C Loan, 3% for future IFC C Loan interest payments if the Borrower’s ADSs trade at an average trading price of US$ 360.0 or above for any 4 consecutive months period.

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

Since the conversion price of the IFC C Loan exceeds the market price of the company’s ordinary shares on the date of issuance, no portion of the proceeds from the issuance was accounted for as the beneficial conversion feature, and was treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component. Costs incurred by the company that were directly attributable to the issuance of IFC C Loan amounting to approximately RMB 3.4 million (US$0.6 million), were deferred over loan period and being charged to the consolidated statements of operations and other comprehensive loss using the effective interest rate method. The issuance cost was fully charged as of December 31, 2014 as the IFC C loan was expired due to the company triggering default event as mentioned below. The front fee paid to IFC amounting to RMB 4.9 million, were deferred over loan period and being treated as debt discount deducting the proceeds at inception and accretion during the loan period with effective interest method. The amortization of front fee was RMB 0.1 million, nil and nil for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Subject to the Second Amendment and Restated Loan Agreement, the IFC C Loan consisting of a principal amount of RMB 104.0 million (US$17.0 million); and the IFC D Loan consisting of a principal amount of approximately RMB 85.5 million (US$14.0 million); and the other loans consisting of a principal amount of approximately RMB 104.1 million (US$17.0 million). The entire amount of the Convertible Loan (consisting of an aggregate principal amount of US$ 48 million which is convertible into an aggregate of 32,426,090 Class A Ordinary Shares. Accordingly, the conversion rate is US$ 1.480 per share.

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

According to the Second Amendment, the IFC C Loan was substantially amended by decreasing the conversion rate from US$150 per share to US$ 1.480 per share. As a result, the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) was substantially changed. According to ASC Topic 470, if it is determined that the original and new debt instruments are substantially different, and the new debt instrument shall be initially recorded at fair value, and that amount shall be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument. Therefore, the amended IFC C loan was initially recorded at fair value, amounting to RMB 254.2 million (US$41.5 million) as of May 13, 2014. As comparing to the carrying value of original IFC C Loan consisting of a principal amount of RMB 104.0 million (US$17.0 million) and accrued interest payable amounting to RMB 6.9 million (US$1.1 million), a loss from extinguishment of debt with amounting to RMB 143.9 million (US$23.4 million) was recognized in 2014.

Due to the fact that the company was under provisional liquidation at the time of restructuring, favorable convertible loans, which were reflected in a lower conversion price as compared to the fair value of the company’s ordinary share at the commitment date, was granted to new investors for the purpose of obtaining necessary funding to solve the liquidity issues. As of the commitment date, the fair value of the company’s ordinary share in a fully diluted basis was US$ 3.465, while the conversion price was US$ 1.480. Accordingly, it had a BCF that is in the money at the commitment date. According to ASC Topic 470, the BCF was measured initially at its intrinsic value, which was calculated at the commitment date as the difference between the conversion price (see paragraph 470-20-30-5) and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible. The intrinsic value of the BCF was recorded as loan discount and credited to additional paid-in capital at the initial recognition and amortized as interest expense from the date of issuance to the earliest conversion date.

In addition, if the intrinsic value of the BCF is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF shall be limited to the amount of the proceeds allocated to the convertible instrument. As a result, the discount of the convertible loan was limited to the proceeds of RMB300.6 million (US$49.1 million).

On August 31, 2014, CEIHL entered a Share Interest Assignment Agreement (“Assignment Agreement”) with New Flourish Holding Limited (“New Flourish”), an entity control by CEO of the company. Pursuant to the Assignment Agreement, CEIHL agreed to sell 5,678,963 shares at a favorable consideration of US$5.8 million with payment schedule of 3 equal annual installments starting on August 31, 2016. The company recorded it as share-based compensation expenses in the year 2014 amounting to RMB 94.4 million (see Note 16 to consolidated financial statements).

On September 5, 2014, RMB 224.5 million (US$ 36.7 million) of the Convertible Loan was converted into ordinary shares by CEIHL and SummitView, and the total 25,182,076 converted shares were issued. At the same date, CEIHL transferred 5,678,963 shares to New Flourish according to the Assignment Agreement. After that, CEIHL became the registered holder of 16,716,954 Class A Ordinary Shares, and SummitView became the registered holder of 2,786,159 Class A Ordinary Shares, while New Flourish became the registered holder of 5,678,963 Class A Ordinary Shares. At the conversion date, the converted portion of the remaining unamortized loan discount (loan premium) was recognized as interest expense, and the loan discount (loan premium) of the unconverted portion will continue to be amortized after the conversion. Nominal interest accrued but not paid was credited to the company’s equity at the time of the conversion. The interest expenses from Convertible Loan, including the amortization of BCF, amounting to RMB 98.7 million were recorded in the year ended December 31, 2014.

On March 5, 2015, CEIHL converted US$ 6.3 million of the Convertible Loan and became the registered holder of 4,457,854 Class A Ordinary Shares. On the same date, Baring converted US$5 million of the Convertible Loan and became the registered holder of 2,786,159 Class A Ordinary Shares. The interest expense from Convertible Loan, including the amortization of BCF, amounting to RMB 56.5 million were recorded in the year ended December 31, 2015.

Capital expenditures

Our capital expenditures were RMB 23.2 million, RMB 6.5 million and RMB 7.6 million (US$ 1.2 million) in the fiscal years ended December 31, 2013, 2014 and 2015, respectively. These capital expenditures were incurred primarily for investments in facilities, leasehold improvements, equipment and technology.

Holding company structure

We conduct our operations primarily through our wholly-owned subsidiary in China, Beijing Ambow Online Software Co. Ltd., or Ambow Online, Beijing Ambow Shengying Education and Technology Co., Ltd., or Ambow Shengying and their affiliated PRC entities, which we collectively refer to as our VIEs and their respective subsidiaries.

As a result, our ability to pay dividends and to finance any debt we may incur depends primarily upon dividends paid by Ambow Online and Ambow Shengying and fees paid by Ambow Sihua, Ambow Shanghai, Ambow Shida, Ambow Rongye and Ambow Zhixin and their subsidiaries to Ambow Online and Ambow Shengying for sales of services and products. Fees paid by VIEs and subsidiaries are mainly for sales of services and products and management consulting fees. The aggregate amount that VIEs and subsidiaries had paid to Ambow Online and Ambow Shengying were insignificant for the reporting period, and the aggregate amount of fees payable from the VIE and subsidiaries to Ambow Online and Ambow Shengying were insignificant for the reporting period.

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

Ambow Sihua, Ambow Shanghai, Ambow Shida, Ambow Rongye and Ambow Zhixin own and/or operate private schools, tutoring and career enhancement centers in China. At the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of four of our private schools that do not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school (as determined under the generally accepted accounting principles of the PRC), if any. See “Item 3.D —Key Information—Risk Factors—Risks related to regulation of our business and our corporate structure—Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Inflation

Inflation in China has not materially impacted our results of operations in recent years. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent accounting pronouncements

See Note 3(ii) of Notes to consolidated financial statements for recent accounting pronouncements that could have an effect on us.

C.	Research and Development, Patents and Licenses

We have an in-house research and development team with 24 full-time software and educational professionals as of December 31, 2015 help to develop and update our educational content based on the latest official local government curriculum of each of our specific subjects. We integrate the best content from our acquired schools, tutoring centers and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. In 2013, 2014 and 2015, we spent RMB 19.5 million, RMB 12.3 million and RMB 7.3 million (US$ 1.1 million), respectively, on research and development expenses.

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

On October 26, 2011, Dr Jin Huang, chief executive officer of the company, and holder of more than 10% interest in the voting power of the company, entered into a participation agreement with, among others, The Baring Asia Private Equity Fund V., L.P. (the “Participation Agreement”). Pursuant to this agreement, Campus Holdings Limited (“Campus”), an affiliate to The Baring Asia Private Equity Fund V., L.P., agreed to invest up to US$ 50.0 million to purchase Class A Ordinary Shares of the company through a series of private transactions and on the open market through purchases of American Depositary Shares

On August 31, 2014, CEIHL and New Flourish Holdings Limited (“New Flourish”), a British Virgin Islands company, entered into a Share Interest Assignment Agreement (“Agreement”). According to the agreement, CEIHL agrees to sell 5,678,963 shares to New Flourish at a total consideration of US$5.8 million. See Note 22 to the consolidated financial statements for further details.

There were no new off-balance sheet arrangements as of December 31, 2015.

F.	Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2015.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Short-term borrowings	2.3	2.3	-	-	-
Operating lease obligations	115.9	17.4	20.9	16.7	60.9
Consideration payable for acquisitions and others	2.3	-	2.3	-	-
Total	120.5	19.7	23.2	16.7	60.9

As of December 31, 2015, there were RMB 2.3 million consideration obligations related to our acquisitions.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of December 31, 2015.

Name	Age	Position

Jin Huang	50	President, Chief Executive Officer and Chairman of the Board
Kia Jing Tan	43	Chief Financial Officer
Xuejun Xie	50	Vice President, President Office
Jianguo Xue	50	Vice President, Sales
Chiao-Ling Hsu*	46	Chief Operating Officer
Yanhui Ma(1)(2)	56	Director
Yigong Justin Chen (1)	46	Director
Ping Wu (2)	51	Director
John Robert Porter	63	Director
R. Ralph Parks	72	Director

* Chiao-Ling Hsu was appointed as our Chief Operating Officer in June, 2015

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

Kia Jing Tan joined Ambow as its Corporate Controller in December 2008. In March 2011, Kia Jing Tan was promoted to the position of Vice President, Finance. In July 2012, Kia Jing Tan was further promoted to the position of Acting Chief Financial Officer. In May 2015, Kia Jing Tan has started to serve as our Chief Finance Officer of Ambow Education Group. Kia Jing Tan has more than ten years’ working experience with Big Four accounting firms in both China and Singapore. He was with KPMG Shanghai from December 2002 to September 2005 and with PricewaterhouseCoopers Shanghai from October 2005 to November 2008. Prior to joining Ambow, he worked as a Senior Audit Manager in PricewaterhouseCoopers’ Shanghai office. Kia Jing Tan holds a Bachelor of Commerce degree in accounting from Deakin University, Australia. Kia Jing Tan is a Chartered Accountant with the Institute of Singapore Chartered Accountants and Certified Practicing Accountant (CPA) with CPA Australia.

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

Chiao-Ling Hsu has served as our Chief Operating Officer in June 2015. Ms. Hsu has over 15 years of operating and management experience in the education industry. Since 2011, she has served as Chief Executive Officer of Hwa Kang Foundation, and as Executive Director of the Innovative Biz Group in the School of Continuing Education (SCE) at Chinese Culture University in Taipei. From 2012 to 2014, Ms. Hsu also was Vice Chairperson at the Center For Credentialing & Education in Greensboro, North Carolina in the United States. Previously, Ms. Hsu held several positions in the SCE at Chinese Culture University, including Chief Operating Office, Director of the Customer Contact Center, and Director of the E-learning Development Center. Ms. Hsu is a graduate of Chinese Culture University, and also holds a Master of Business Education from New York University.

Yanhui Ma joined the board of directors in May 2014. Dr. Ma is an independent non-executive director of the company. Dr. Ma has been involved in the creation, funding and development of several healthcare companies, especially joint venture corporations between China and the United States. Dr. Ma also served on the board of directors of several healthcare related corporations he founded or co-founded in the US and China, including Sinocare and SinoMed. Dr. Ma organized and co-founded the International Drug Delivery Society and served as Vice Chairman of the Society previously. He also served as the Vice President of US Silicon Valley Chinese Business Association.

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

Ping Wu has served a member of our board of directors since June, 2013. Dr. Ping Wu is the co-founder of SummitView Capital China Venture Capital Funds and has invested in more than 30 start-up companies since 2010. Prior to co-founding SummitView Capital, he was the co-founder and has served as President, Chief Executive Officer and Chairman of board of directors of Spreadtrum Communications Inc, a Nasdaq listed leading fables semiconductor provider in China with Advanced technology in 2G, 3G and 4G wireless communications standards, since its inception in April 2001.Dr.Ping Wu served as Senior Director at Mobilink Telecon Inc. from 1997 until 2001. Prior to 1997, Dr. Wu served as Sr. Design Manager of Trident Microsystems, Inc. Dr. Wu holds a Bachelor of Science degree in electrical engineering from Tsinghua University and a master degree and Ph.D. degree in electrical engineering from the China Academy of Aerospace Aerodynamics.

John Robert Porter has served as a member of our board of directors since May 2014. Mr. Porter is an independent non-executive director of the company. Mr. Porter is also a director of China Education Investment Holding Limited (“CEIHL”). Mr. Porter is an English businessman and philanthropist, best known as the grandson of Sir Jack Cohen, Founder of Tesco and son of Dame Shirley Porter. Mr. Porter obtained degrees from Oxford, the Institute d’Etudes Politiques in Paris, and Stanford University Business, where he is also on the advisory council.

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

During 2015, the aggregate cash compensation that we paid to our executive officers as a group was RMB 5.4 million (US$ 0.8 million), which includes bonuses, salaries and other benefits that were earned in 2014 and paid in 2015. During 2015, we did not pay any cash compensation to our non-employee directors. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

As of December 31, 2015, options to purchase an aggregate of 130,296 Class A Ordinary Shares under 2010 Equity Incentive Plan had been granted to our executive officers. The exercise price of such equity awards was US$0.4749 per ordinary share and has expiration dates ranging from August 3, 2016 to February 24, 2021.

As of December 31, 2014 and 2015, options granted to employees (including the executive officers as mentioned above) to purchase 359,152 and 319,229 shares of ordinary shares and to non-employees to purchase 68,121 and 68,121 shares of ordinary shares were outstanding, and options to purchase 767,630 and 808,445 ordinary shares were still available for future grants. It is the company’s policy to issue new shares upon share option exercise.

On October 14, 2014, the Board of Directors granted the restricted stock to each member of the Board who is not an employee of the Group. The number of shares of restricted stock subject to each award shall be determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. Total numbers of shares of restricted stock were 811,359. The awards shall vest at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. As of December 31, 2014 and 2015, 169,033 and 270,453 shares were vested, respectively. For share-based compensation of directors and executive officers, please refer to Note 16 to consolidated financial statements.

On May 18, 2015, the Board of Directors granted 86,473 shares of the restricted stock to existing employees whose old options have expired by their terms. All restricted stock subject to this award shall fully vest as of May 18, 2015.

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the grant date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. As of December 31, 2015, no shares of the restricted stock have been vested.

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

“Change in control” means (i) any merger, consolidation, or sale of the company such that any individual, entity or group acquires beneficial ownership of 50 percent or more of our voting capital stock, (ii) any transaction in which we sell substantially all of our material assets, (iii) our dissolution or liquidation, (iv) any change in the control of the composition of our board of directors such that the shareholders who as of the date of the service agreement controlled the composition of our board of directors shall cease to have such control, or (v) there has occurred a “change of control”, as such term (or any term of like import) is defined in any of the following documents which is in effect with respect to us at the time in question: any note, evidence of indebtedness or agreement to lend funds to us, any option, incentive or employee benefit plan of us or any employment, severance, termination or similar agreement with any person who is then our employee.

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

Confidential information and invention assignment agreements

We have also entered into a confidential information and invention assignment agreement with each of our executive officers. We require all of our employees to execute the same confidential information and invention assignment agreement or an agreement on substantially similar terms. Under the terms of the agreement, each executive officer has agreed to hold, both during and after such executive officer’s term of employment, in strictest confidence and not to use, except for our benefit, or to disclose to any person, firm or corporation without written authorization, any confidential information. Confidential information does not include any information which has become publicly known and made generally available through no wrongful act of our executive officers. Each executive officer has also agreed during such officer’s term of employment not to improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity unless consented to in writing by such employer, person or entity. In addition, each executive officer has agreed to disclose to us, hold in trust for the sole right and benefit of us and assign to us, all right, title and interest in and to, any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registerable under copyright or similar laws, which such executive officer may solely or jointly conceive, develop or reduce to practice or cause to be conceived, developed or reduced to practice, during the period of employment. Furthermore, each executive officer has agreed to not directly or indirectly solicit, induce, recruit or encourage any employees to leave their employment during the 12 month period immediately following such executive officer’s termination of employment.

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

Share reserve. The maximum aggregate number of our ordinary shares that may be issued under our 2010 Equity Incentive Plan is 633,333 Class A Ordinary Shares plus (i) any shares that, as of the completion of our IPO, have been reserved but not issued pursuant to awards granted under our 2005 Stock Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to awards granted under the 2005 Stock Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Stock Plan that are forfeited to or repurchased by the company, with the maximum number of shares to be added to the 2010 Equity Incentive Plan pursuant to clauses (i) and (ii) above equal to 333,333 Class A Ordinary Shares. In addition, our 2010 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2011 fiscal year, equal to the least of:

•	5% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;

•	833,333 Class A Ordinary Shares; or

•	Such lesser number as our board of directors may determine.

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

On June 26, 2015, we made an exchange offer to our employees to exchange all outstanding options to purchase shares of Ambow’s Class A Ordinary Shares granted under our 2005 Stock Plan and granted on or prior to November 19, 2011 under our 2010 Equity Incentive Plan, that have an exercise price per share greater than $0.4749 (“Eligible Options”), which price is based upon the 30 days’ average trading price of the company’s Class A Ordinary Shares as of May 11, 2015, as approved by the company’s board members, for new options to be issued under our 2010 Equity Incentive plan with following terms:

•	Each Eligible Options would be exchanged, on a one-for-one basis, for the grant of a new option to purchase shares of Ambow’s Class A Ordinary Shares under the 2010 Equity Incentive Plan (“New Option”);

•	Each New Option would be issued under the 2010 Equity Incentive Plan and would have an exercise price equal to $0.4749, which price is based upon the 30 days’ average trading price of the company’s Class A Ordinary Shares as of May 11, 2015; and

•	Each New Option would have a vesting schedule that was the same as the Eligible Option. Any Eligible Options that have already vested would be exchanged for New Options that were immediately vested. Vesting of New Options is conditioned on the continued employment of the employees with us through each applicable vesting date.

The following table summarizes, as of December 31, 2015, the share options and other equity awards granted to our executive officers under our 2010 Equity Incentive Plan or pursuant to other arrangements approved by our board of directors, after the reverse share split on August 17, 2015:

Name	Ordinary Shares Underlying Options Granted		Exercise Price (US$/Share)		Date of Grant (original)	Date of Grant (New)	Date of Expiration
Dr. Jin Huang	98,566		US$	0.4749	02/25/10	06/26/15	02/24/20

Tan Kia Jing		*	US$	0.4749	02/10/09	06/26/15	02/09/19
		*	US$	0.4749	02/25/10	06/26/15	02/24/20
		*	US$	0.4749	02/25/11	06/26/15	02/24/21

Xuejun Xie		*	US$	0.4749	08/04/06	06/26/15	08/03/16
		*	US$	0.4749	08/26/08	06/26/15	08/25/18
		*	US$	0.4749	02/25/10	06/26/15	02/24/20

Jianguo Xue		*	US$	0.4749	08/26/08	06/26/15	08/25/18
		*	US$	0.4749	02/25/10	06/26/15	02/24/20

*	Less than 1% of the outstanding ordinary shares

Our non-employee directors have received share options.

Restricted Stock Awards

On October 14, 2014, the Board of Directors granted the restricted stock to each member of the Board who is not employee of the company. The number of shares of restricted stock subject to each award shall be determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. The awards shall vest at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. After the reverse share split on August 17, 2015, the number of restricted stock granted was 811,359 shares. As of December 31, 2014 and 2015, 169,033 and 270,453 shares were vested, respectively.

On May 18, 2015, the Board of Directors granted 86,473 shares of the restricted stock to existing employees whose old options have expired by their terms. All restricted stock subject to this award shall fully vest as of May 18, 2015.

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the grant date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. As of December 31, 2015, no shares of the restricted stock have been vested.

C.	Board Practices

As of December 31, 2015, our board of directors consisted of six directors:

Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, Mr. John Porter, Mr. Ralph Parks and Dr. Yanhui Ma.

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

After the restructuring of the company that occurred in May 2014, we elected directors for three year terms.

The following table sets forth the names and classes of our directors as of the date of this annual report:

Class I	Class II	Class III

R. Ralph Parks	Ping Wu	Jin Huang
Yigong Justin Chen	John Robert Porter	Yanhui Ma

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

Committees of our board of directors

We have established an audit committee and a compensation committee. We have adopted a charter for each of these committees. These committees’ members and functions are briefly described below. As a Cayman Islands company, we are not required to have a separate nominating and corporate governance committee of the board. Our full board of directors will perform the functions performed by such committee.

Audit committee

Our audit committee consists of Yigong Justin Chen and Yanhui Ma, each of whom meets the independence standards of the NYSE and the SEC. Yigong Justin Chen is the Chairperson of our audit committee. Mr. Yanhui Ma serves as our audit committee financial expert. The responsibilities of our audit committee include, among other things:

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

As of December 31, 2015, we and our subsidiaries had 1,639 full-time employees, and 856 part-time employees, respectively. As of December 31, 2015, we had the following numbers of full-time employees by department: 246 in selling and marketing, 339 in general and administrative functions, 24 in research and development, and 1,030 teachers. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth, as of April 15, 2016, certain information concerning the beneficial ownership of the Class A Ordinary Shares and Class C Ordinary Shares by (i) each shareholder known by the company to own beneficially five percent or more of the outstanding Class A Ordinary Shares and Class C Ordinary Shares; (ii) each director and the nominee for director of the company; (iii) each executive officer of the company; and (iv) all executive officers and directors of the company as a group, and their percentage ownership and voting power.

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

		Shares beneficially owned						Percentage of votes held
Name	Number of Class A ordinary shares	Percentage of Class A ordinary shares (%)	Number of Class C ordinary shares	Percentage of Class C ordinary shares (%)	Number of total ordinary shares	Percentage of total ordinary shares (%)	Based on total Class A ordinary shares (%)	Based on total Class C ordinary shares (%)	Based on total ordinary shares (%)
Directors and Executive Officers
Jin Huang (2)	162,664	0.42%	4,708,415	12.28%	4,871,079	12.70%	0.20%	58.26%	58.46%
Kia Jing Tan	-	-	-	-	-	-		-	-
Xuejun Xie	-	-	-	-	-	-	-	-	-
Jianguo Xue	-	-	-	-	-	-	-	-	-
Yigong Justin Chen	-	-	-	-	-	-	-	-	-
Ping Wu (3)	575,301	1.50%	-	-	575,301	1.50%	0.71%	-	0.71%
John Porter (4)	6,696,191	17.46%	-	-	6,696,191	17.46%	8.30%	-	8.30%
Ralph Parks	-	-	-	-	-	-	-	-	-
Yanhui Ma	-	-	-	-	-	-	-	-	-
Chiao-Ling Hsu	-	-	-	-	-	-	-	-	-

All executive officers and directors of the company as a group (10 persons)(5)	8,619,894	22.48%	4,708,415	12.28%	13,328,309	34.76%	10.68%	58.26%	68.94%

5% and Greater Shareholders
China Education Investment Holding Ltd.	6,609,797	17.24%	-	-	6,609,797	17.24%	8.19%	-	8.19%
Investment entities affiliated with Baring Private Equity (6)	3,280,449	8.55%	-	-	3,280,449	8.55%	4.06%	-	4.06%
New Summit Global Limited	2,786,159	7.27%	-	-	2,786,159	7.27%	3.45%	-	3.45%
CEIHL Partners (I) Limited	3,420,375	8.92%	-	-	3,420,375	8.92%	4.24%	-	4.24%
CEIHL Partners (II) Limited	11,144,636	29.06%	-	-	11,144,636	29.06%	13.81%	-	13.81%
New Flourish Holdings Limited	1,420,548	3.70%	4,288,415	11.18%	5,708,963	14.88%	1.76%	53.13%	54.89%

Note: Shares less than 1% of outstanding shares were not shown.

(1)	In computing the number of Shares beneficially owned by a person and the percentage ownership of a person, Shares subject to options, warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such Shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.

(2)	Dr. Huang owns 162,664 Class A Ordinary Shares and 4,708,415 Class C Ordinary Shares, respectively.

(3)	The Class A Ordinary Shares are held by SummitView Investment Fund I, L.P. Mr. Wu disclaims beneficial ownership of all shares held by SummitView Investment Fund I, L.P., except to the extent of his pecuniary interest therein. The business address of Mr. Wu is Room 1101, Block E of Poly Plaza, No. 18 Dongfang Road, Shanghai 200120, China.

(4)

Mr. Porter is the sole director of China Education Investment Holding Limited (“CEIHL”). As the sole director, he has sole voting and dispositive power over the Class A Ordinary Shares held by CEIHL. In addition, CEIHL Partners (I) Limited holds 3,420,375 Class A Ordinary Shares and CEIHL Partners (II) Limited holds 11,144,636 Class A Ordinary Shares. Mr. Porter disclaims beneficial ownership over the shares held by these two entities, except to the extent of his pecuniary interest therein.

Mr. Porter, individually owns 86,394 Class A Ordinary Shares that are subject to vesting in his capacity as a Board member of the company.

(5)	Includes Class A Ordinary Shares, Class C Ordinary Shares and options to purchase Class A Ordinary Shares held by all of our directors and executive officers as a group.

(6)

Consists of 2,899,881 Class A Ordinary Shares held by Baring Private Equity Asia V Holding (4) Limited, and 380,568 Class A Ordinary Shares held by Campus Holdings Limited. Baring Private Equity Asia V Holding (4) Limited and Campus Holdings Limited each has its principal office at Columbus Center, 2nd Floor, Suite 210, Road Town, Tortola, British Virgin Islands. The Baring Asia Private Equity Fund V, L.P. and The Baring Asia Private Equity Fund V Co-Investment L.P. as the joint shareholders of Baring Private Equity Asia V Holding (4) Limited and Campus Holdings Limited, may be deemed to have acquired beneficial ownership of an aggregate of 3,280,449 Class A Ordinary Shares. Baring Private Equity Asia GP V Limited, as the general partner of Baring Private Equity Asia GP V, L.P., and Baring Private Equity Asia GP V, L.P., which in turn acts as the general partner of The Baring Private Asia Private Equity Fund V, L.P. and The Baring Asia Private Equity Fund V Co-Investment L.P., each may be deemed to have acquired beneficial ownership of an aggregate of 3,280,449 Class A Ordinary Shares. The Baring Asia Private Equity Fund V, L.P., The Baring Asia Private Equity Fund V Co-Investment L.P., Baring Private Equity Asia GP V, L.P. and Baring Private Equity Asia GP V Limited each has its principal office at P.O. Box 309, Ugland House Grand Cayman, KY 1-1104, Cayman Islands. Jean Eric Salata, as the sole shareholder of Baring Private Equity Asia GP V Limited, may be deemed to have acquired beneficial ownership of an aggregate of 3,280,449 Class A Ordinary Shares. Mr. Salata disclaims beneficial ownership of such shares except to the extent of his economic interest. Mr. Salata’s principal office is at 3801 Two International Finance Center, 8 Finance Street, Central, Hong Kong.

Four shareholders of the VIEs, namely Yisi Gu, Xuejun Xie, Gang Huang and Jianguo Xue are also beneficial owners of the company. As of April 15, 2016, the aggregated beneficial ownership of the four individuals was less than 2% of the company.

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

As of April 15, 2016, approximately 38,346,968 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of April 15, 2016, 2,660,941 ADRs, representing 5,321,882 underlying ordinary shares were outstanding. The number of beneficial owners of our ADR in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring and training centers, K-12 schools and career enhancement training centers. These contractual arrangements enable us to:

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

As of December 31, 2015, we had RMB 1.8 million due from certain related parties and owed RMB 7.7 million to certain related parties. For a list of these transactions we have entered into with and the outstanding balances to and from such related parties for the years ended December 31, 2013, 2014 and 2015, see Note 22 in our Notes to consolidated financial statements. We do not believe that such transactions with the related parties require approval from the government.

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

Registration rights

We entered into a registration rights agreement with Campus, Dr. Huang and Spin-Rich Ltd., which entitles them certain registration rights, including demand registration rights, Form F-3 registration rights, and piggyback registration.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business.

In April 2012, Skillsoft Asia Pacific Pty Ltd. (“Skillsoft”) filed a statement of claim (HCCL19/2013) against the company in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. The complaint seeks a declaration that the contract between the company and Skillsoft remains in full force and effect as well as monetary damages, interest and costs. On December 12, 2013, the Hong Kong court has ordered a summary judgment in favor of Skillsoft for US$0.6 million with interest being the Quarterly Prepayment License Fee for the 4th quarter of 2011 with respect to HCCL 19/2013. In addition, Skillsoft filed two claims: a) HCCL20/2013 on June 6, 2013, seeking a payment of US$2.5 million for breach of the contract and US$2.0 million in respect of invoices for pre-paid licensing fees; b) HCCL31/2013 on October 21, 2013 seeking a payment of US$2.0 million for breach of the contract. A without prejudice offer for settlement was made on June 18, 2014: the company pays to Skillsoft the sum of US$0.6 million with interest (US$ 0.1 million as at 12 June 2014) and costs (estimated at HK$0.4 million). Subsequently the offer of settlement was not accepted by Skillsoft prior to expiry on July 3, 2014 and has accordingly lapsed. On March 20, 2015, the Honorable Mr Justice Anthony Chan ordered that HCCL19, 20 and 31/2013 be consolidated and proceed as a single action. The claim then was made by Skillsoft for a consolidated sum of US $7.3 million. As of December 31, 2015, the company has paid US$ 0.8 million to settle the judgment of HCCL19/2013 made on December 12, 2013. On April 17, 2015 a Re-Amended Statement of Claim was served by Skillsoft in the consolidated action. Additionally, Skillsoft now seeks indemnity for breaches (1) that Ambow failed to use reasonable commercial efforts to market, demonstrate and distribute Skillsoft’s products (2)indemnity for the appointment, by Ambow of re-sellers, sub-distributors and agents without Skillsoft’s express prior permission and (3) an order for specific performance for Ambow to provide Sales Reports for each month in 2012 and 2013 and make available for inspection and audit all accounting, sales, and customer service books and records of Ambow from April 30, 2008 to the date of application (the “Inspection Claims”).

On January 12, 2016, the company successfully resisted Skillsoft’s application for summary judgment for the Inspection Claims.

The action is currently stayed for the purpose of mediation until April 28, 2016 and the parties are arranging for mediation. The company also believes that it is too early to assess the potential outcome of these claims as no particulars of these claims have been provided by Skillsoft yet.

In February 2013, Changsha K-12 Experimental School was involved in a civil lawsuit in Hunan Province High Court, a cooperation dispute on host right of Changsha K-12 Experimental School, amounting to RMB 168.0 million as the plaintiff’s claim. On November 13, 2014, Hunan Province High Court made the decision that all the claims of the plaintiff were overruled. The case has been appealed to the Supreme Court of PRC. Now the company is waiting for the court notice of the second instance.

In November 2014, Beijing Ambow Online Software Company Ltd. filed an administrative lawsuit to Beijing Haidian District Court, with the Eighth Tax Office of National Tax Bureau in Beijing Haidian District as the defendant. The defendant made a tax notice on August 18, 2014 that the company’s preferential tax qualification was cancelled because of tax evasion in 2011 and the company needed to pay the enterprise income tax already exempted, which was RMB 7.3 million. Until December 31, 2014, the overdue fee has been accrued to RMB 3.4 million and the total amount to be paid has been accrued to RMB 10.7 million, the claim is to revoke the tax notice. On March 13, 2015, the court ruled that the lawsuit was rejected. If the plaintiff refuses to accept the ruling, appeal can be filed within 10 days of the receipt of the ruling. On March 20, 2015, the company has filed an appeal on Beijing First Intermediate People's Court. On June 19, 2015, the court rejected the appeal and maintained the first instance ruling. The overdue fee in the amount RMB 1.3 million was accrued for the year ended December 31, 2015, and an income tax payable of RMB 12.0 million has been recognized for the loss contingency as of December 31, 2015.

On June 11, 2012, the company was named as a defendant in a putative securities class action filed in the U.S. District Court for the Central District of California. The complaint also named as defendants current officer of Ambow, Jin Huang, and former officer Paul Chow. On June 22, 2012, a second putative securities class action complaint was filed in the Central District of California against Ambow, Chow and Huang. On November 19, 2012, the Judge issued an order consolidating the two cases and appointing Tianqing Zhang as lead plaintiff. On February 18, 2013, plaintiffs filed a consolidated amended complaint against Ambow and eight individual defendants, sought recovery on behalf of all persons and entities that purchased or otherwise acquired Ambow’s American Depositary Shares on the New York Exchange from the date of its initial public offering on August 5, 2010 through July 5, 2012 for allegedly false and misleading statements concerning Ambow’s operations and financial results in the company’s public filings with the U.S. Securities and Exchange Commission. On May 3, 2013, plaintiffs filed a second consolidated amended Complaint. On March 17, 2014, plaintiffs filed a third amended complaint asserting the same claims against the same defendants. On March 24, 2014, Judge entered a scheduling order pursuant to which defendants’ motions to dismiss the third amended complaint are due by May 19, 2014. On or around May 12, 2014, counsel for the parties agreed upon the principal terms of a settlement. The settlement provides for a total payment of RMB 9.1 million (US$1.5 million) by the company’s insurer to the plaintiff class, in exchange for complete dismissal and release of all claims that were or could have been asserted in the action against the company and named defendants. At the final approval hearing, held on March 16, 2015, Plaintiffs reported that they had not received any objections to the proposed settlement, not any request from individuals to be excluded from the settlement class. At the hearing, the Court granted Plaintiffs’ motion for final approval of the class action settlement and attorney fees and costs, thereby terminating this litigation subject to the payment of the settlement amount. By the date of issuance of this report, the class action and attorney fees and costs were duly settled.

In March 2015, Shenyang K-12 filed a civil law suit to Shenyang First Intermediate People's Court of Liaoning Province, against its minority shareholders, as the co-defendants, to seek indemnification with interest and other related costs. The co-defendants have misappropriated of the tuition collected from students and the company has provided bad debt allowance accordingly in 2014. On February 19, 2016, the trial was held on Shenyang First Intermediate People's Court of Liaoning Province. The company is waiting for the court rule of the trial and it was too early to make an estimate of result.

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

Item 9.	The Offer and Listing

A.	Offer and Listing Details

See “Item 9. The Offer and Listing—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs (each representing two Class A Ordinary Shares) currently trade on the OTC Bulletin Board under the symbol AMBOY.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our Sixth Amended and Restated Memorandum and Articles of Association were adopted by our shareholders at an extraordinary general meeting held on June 30, 2015.  A copy of the Sixth Amended and Restated Memorandum and Articles of Association are filed as Exhibit 1.1 to this Annual Report on Form 20-F.

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

Passive foreign investment company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2015 we were not a PFIC for U.S. federal income tax purposes. However, our PFIC status for the year ending December 31, 2016 will not be determinable until the close of the year ending December 31, 2016, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year.

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

The tax liability for amounts allocated to years prior to the year of disposition, or “excess distribution”, cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital and will be subject to the “excess distribution” regime described above, even if you hold the ADSs or ordinary shares as capital assets.

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

Interest rate risk. The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in available-for-sale investment, held-to-maturity investments with maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately RMB 1.4 million (US$ 0.2 million) in our interest income for the year ended December 31, 2015.

At December 31, 2014 and 2015, we had RMB 53.1 million and RMB 2.3 million (US$ 0.4 million), respectively, of borrowings outstanding. The interest rates on our borrowings are fixed as defined in respective loan agreements. A hypothetical 10% increase in interest rates in 2015 would have resulted in an increase of approximately RMB 0.2 million (US$ 0.1 million) in our interest expense for 2015.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the PBOC announced it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. From 2010 to 2015, the appreciation of the RMB against the U.S. dollar reached 5.6% in total. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollar denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of approximately RMB 1.0 million (US$ 0.1 million) in the value of our U.S. denominated cash and cash equivalents as of December 31, 2015.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses incurred by us in respect of our ADR program and investor relations program. For the year ended December 31, 2015, there was US$ 26,612 received from Citibank, the depositary bank for our ADR program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The company’s management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015, the end of the period covered by this Report. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this Form 20-F, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures were not effective as of December 31, 2015.

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

The company’s management, with the participation of the company’s Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2015. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in Internal Control-Integrated Framework. Based on its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the company’s internal controls over financial reporting were effective as of December 31, 2015.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Previously Identified Material Weaknesses

As of December 31, 2015, the company has made improvements to address material weaknesses in internal control over financial reporting that were included in “Item 15—Controls and Procedures” contained in the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

The company:

•	Engaged Deloitte to conduct a consulting project to enhance the corporate governance of the company;

•	Appointed Dr. Yanhui Ma to the Audit Committee in February 2015. Yanhui Ma, together with Winston Sim and Justin Chen (Audit Committee Chairman) were our Audit Committee members in 2015. Their responsibilities includes 1) reviewing major deals or transactions and estimating the financial impact before providing suggestions to the board, from legal perspective, operational perspective and finance perspective; 2) Appointing, and overseeing the work of our independent auditors, approving the compensation of our independent auditors, and, if appropriate, discharging our independent auditors; 3) Reporting regularly to the full board of directors. They all have extensive experience at the senior management level running their own business, and can provide valuable suggestion to the Company on critical financial issues and transaction, as well as corporate governance. The Board believes that they are well qualified as Audit Committee members. On December 10, 2015, Winston Sim resigned as a member of the company’s Board of Directors and as a member of the company’s Audit Committee. Throughout 2015, the company had three qualified Audit Committee members. The Board is currently contemplating to appoint Wu Ping to replace Winston Sim on the Audit Committee;

•	Established a group Finance Shared Service Center ("FSSC") in 2015 to better monitor the treasury management and accounting process of sub-business units. In addition, ERP platforms are currently under implementation to enhance the effectiveness of work process and authorization system;

•	Opened a custody account at the headquarter level to better manage and monitor treasury management of Shenyang Xiangyu K12 school;

•	Updated and implemented a new treasury management policy for K-12 schools to enhance the controls of treasury management;

•	Provided additional training to the finance staff so that they can conduct and document appropriate accounting treatment, and encouraged reporting if any staff has a concern regarding questionable accounting or internal controls.

The company’s improvements were under the direction of its Chief Executive Officer and Chief Financial Officer. The status of the improvements was reviewed by the Audit Committee of the Board of Directors of the company, who were advised of issues encountered and key decisions made by the management.

Remediation of Existing Material Weaknesses

Not applicable.

Management believes that the measures described above have satisfactorily addressed the material weaknesses identified in 2014. Under the direction of the Audit Committee, management will continue to review and make necessary changes to the system of internal controls and the control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting.

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

Item 16A Audit Committee Financial Expert

Our board of directors has determined that Yanhui Ma, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) is our audit committee financial expert.

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

Item 16C Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MarcumBP our independent registered public accounting firm for 2013, 2014 and 2015. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the year ended December 31,
	2014	2015
	(U.S. dollars in millions)
Audit fees	1.5	1.3

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

Item 16F Change in Registrant’s Certifying Accountant

None.

Item 16G Corporate Governance

As a foreign private issuer, we were permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the NYSE corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the New York Stock Exchange. As of October 6, 2014, our ADSs were removed from listing and trading on the NYSE.

Item 16H Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Ambow are included at the end of this annual report.

Item 19. Exhibits

Exhibit No.	Description

1.1	Sixth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on June 4, 2015)
2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit (a) of our F-6 registration statement (File No. 333-168238), initially filed with the Commission on July 21, 2010 (the “F-6 Registration Statement”))
2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of the F-1 Registration Statement)
2.3	Form of Deposit Agreement among the company, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a) of the F-6 Registration Statement)
2.4	Third Amended and Restated Investor Rights Agreement, among the company and the other parties therein (incorporated by reference to Exhibit 4.4 of our registration statement (File No. 333-168096), as amended, initially filed with the Commission on July 14, 2010 (the “F-1 Registration Statement”)
2.5	Registration Rights Agreement, dated as of October 26, 2011, by and among Campus Holdings Limited, Spin-Rich Ltd., Dr. Jin Huang and Ambow Education Holding Ltd. (incorporated by reference to Exhibit 2.5 of the 20F filing of the year of 2011)
4.1	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the F-1 Registration Statement)
4.2	Form of Indemnification Agreement with the company’s directors and executive officers (incorporated by reference to Exhibit 10.3 of the F-1 Registration Statement)
4.3	English Translation of Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005, amended May 13, 2010 (incorporated by reference to Exhibit 10.5 of the F-1 Registration Statement)

4.4	English Translation of Share Pledge Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on January 4, 2009 (incorporated by reference to Exhibit 10.6 of the F-1 Registration Statement)
4.5	English Translation of Call Option Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.7 of the F-1 Registration Statement)
4.6	English Translation of Powers of Attorney, each dated April 26, 2007 (incorporated by reference to Exhibit 10.8 of the F-1 Registration Statement)
4.7	English Translation of Loan Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., and Xuejun Xie, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.9 of the F-1 Registration Statement)
4.8	English Translation of Loan Agreement by and between Beijing Ambow Online Software Co., Ltd. and Jianguo Xue, dated February 1, 2008 (incorporated by reference to Exhibit 10.10 of the F-1 Registration Statement)
4.9	English Translation of Technology Service Agreement by and between Beijing Ambow Online Software Co., Ltd. and Beijing Sihua Education and Technology Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.11 of the F-1 Registration Statement)
4.10	English Translation of Share Pledge Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.12 of the F-1 Registration Statement)
4.11	English Translation of Share Pledge Agreement by and between Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.13 of the F-1 Registration Statement)
4.12	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.14 of the F-1 Registration Statement)
4.13	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and
Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.15 of the F-1 Registration Statement)
4.14	English Translation of Powers of Attorney, dated October 31, 2009 and March 4, 2010, respectively (incorporated by reference to Exhibit 10.16 of the F-1 Registration Statement)
4.15	English Translation of Loan Agreement with Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.17 of the F-1 Registration Statement)
4.16	English Translation of Technology Service Agreement by and among Beijing Ambow Online Software Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.18 of the F-1 Registration Statement)
4.17	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.19 of the F-1 Registration Statement)
4.18	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.20 of the F-1 Registration Statement)
4.19	English Translation of Powers of Attorney, each dated October 31, 2009 (incorporated by reference to Exhibit 10.21 of the F-1 Registration Statement)
4.20	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.22 of the F-1 Registration Statement)
4.21	English Translation of Technology Service Agreement between Beijing Ambow Online Software Co., Ltd. and Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated February 25, 2009 (incorporated by reference to Exhibit 10.23 of the F-1 Registration Statement)
4.22	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.24 of the F-1 Registration Statement)
4.23	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co, Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.25 of the F-1 Registration Statement)
4.24	English Translation of Powers of Attorney, each dated February 25, 2009 (incorporated by reference to Exhibit 10.26 of the F-1 Registration Statement)
4.25	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.27 of the F-1 Registration Statement)

4.26	English Translation of amendment dated May 13, 2010 to certain Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005 (incorporated by reference to Exhibit 10.28 of the F-1 Registration Statement)
4.27	Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated June 12, 2012 (“IFC Loan Agreement”) (incorporated by reference to Exhibit 4.28 of the 20F filing of the year of 2012)
4.28	Amendment and Restatement Agreement to the IFC Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated October 24, 2012 (incorporated by reference to Exhibit 4.29 of the 20F filing of the year of 2012)
4.29	Amendment Agreement to the IFC Loan Agreement (as amended and restated on October 24, 2012) among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated April 29, 2013(incorporated by reference to Exhibit 4.30 of the 20F filing of the year of 2012)
4.30	Restructuring Agreement dated May 4, 2014 (incorporated by reference to Exhibit 4.31 of the 20F filing of the year of 2012)
4.31	Share Purchase Agreement between Ambow Holding and SummitView Investment Limited dated April 28, 2013 (incorporated by reference to Exhibit 4.32 of the 20F filing of the year of 2013)
4.32	Share Purchase Agreement amended among the company, SummitView Investment Limited and SummitView Investment Fund I, L.P. (the “Fund”) on May 24, 2013 (incorporated by reference to Exhibit 4.33 of the 20F filing of the year of 2013)
4.33	A supplementary agreement dated May 31, 2013 to the Share Purchase Agreement (Exhibit 4.32 and 4.33) (incorporated by reference to Exhibit 4.34 of the 20F filing of the year of 2013)
4.34	Registration Rights Agreement between the company and SummitView Investment Fund I, L.P. dated May 31, 2013 (incorporated by reference to Exhibit 4.35 of the 20F filing of the year of 2013)
4.35	Amendment to Share Purchase Agreement dated May 5, 2014 (incorporated by reference to Exhibit 4.36 of the 20F filing of the year of 2013)
4.36	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Rongye Education and Technology Co., Ltd., dated September 8, 2015 *
4.37	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015 *
4.38	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015 *
4.39	English Translation of Powers of Attorney, each dated September 8, 2015 *
4.40	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015 *
4.41	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Zhixin Education and Technology Co., Ltd., dated October 14, 2015 *
4.42	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015 *
4.43	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015 *
4.44	English Translation of Powers of Attorney, each dated October 14, 2015 *
4.45	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015 *
8.1	List of Subsidiaries and Consolidated Affiliated Entities*
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*

*	Filed with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

	By:	/s/ Jin Huang

Dr. Jin Huang
President and Chief Executive Officer

	By:	/s/ Kia Jing Tan

Kia Jing Tan
Chief Financial Officer

Date: April 25, 2016

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders

of Ambow Education Holding Ltd.

We have audited the accompanying consolidated balance sheets of Ambow Education Holding Ltd. (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of operations and comprehensive income (loss), changes in equity (deficit) and cash flows for the years ended December 31, 2013, 2014 and 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ambow Education Holding Ltd., as of December 31, 2014 and 2015, and the consolidated results of its operations and its cash flows for the years ended December 31, 2013, 2014 and 2015 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The additional information listed in note 30 to the consolidated financial statements is presented for purposes of complying with the Security and Exchange Commission’s rules and is not part of the basic consolidated financial statements. This additional information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

New York, New York
April 25, 2016

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York 10001 • Phone 646.442.4845 • Fax 646.349.5200 • marcumbp.com

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2014	2015	2015
		RMB	RMB	US$
				Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents		180,285	246,303	38,023
Restricted cash		2,048	2,050	316
Term deposits		1,000	1,150	178
Short term investments, available for sale	4	-	103,602	15,993
Short term investments, held to maturity	4	-	151,790	23,432
Accounts receivable, net	5	13,525	11,278	1,741
Amounts due from related parties	22	2,780	1,847	285
Prepaid and other current assets, net	6	147,876	156,104	24,099
Consideration receivable, net	7	133,800	8,500	1,312
Assets classified as held for sale	23(c)	512,422	-	-
Total current assets		993,736	682,624	105,379
Non-current assets:
Property and equipment, net	8	149,272	94,982	14,663
Land use rights, net		1,981	1,937	299
Intangible assets, net	9	122,157	103,394	15,961
Goodwill	10	84,541	85,988	13,274
Deferred tax assets, net	17	33,004	33,903	5,234
Other non-current assets, net	11	120,997	5,097	787

Total non-current assets		511,952	325,301	50,218

Total assets		1,505,688	1,007,925	155,597

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2014	2015	2015
		RMB	RMB	US$
				Note 3(a)
LIABILITIES
Current liabilities:
Short-term borrowings (including consolidated VIE amount without recourse to the Company of RMB 22,133 and RMB 2,300 as of December 31, 2014 and 2015, respectively)	13	39,633	2,300	355
Convertible loan (including consolidated VIE amount without recourse to the Company of RMB nil and RMB nil as of December 31, 2014 and 2015, respectively)	14	13,470	-	-
Deferred revenue (including consolidated VIE amount without recourse to the Company of RMB 97,523 and RMB 105,559 as of December 31, 2014 and 2015, respectively)		116,959	115,886	17,890
Accounts payable (including consolidated VIE amount without recourse to the Company of RMB 29,061 and RMB 17,663 as of December 31, 2014 and 2015, respectively)		39,966	28,391	4,382
Accrued and other liabilities (including consolidated VIE amount without recourse to the Company of RMB 338,358 and RMB 210,413 as of December 31, 2014 and 2015, respectively)	12	483,204	367,357	56,710
Income taxes payable (including consolidated VIE amount without recourse to the Company of RMB 110,705 and RMB 196,500 as of December 31, 2014 and 2015, respectively)		230,659	317,785	49,058
Amounts due to related parties (including consolidated VIE amount without recourse to the Company of RMB 9,923 and RMB 7,662 as of December 31, 2014 and 2015, respectively)	22	11,883	7,662	1,183
Amount due to deconsolidated subsidiaries(including consolidated VIE amount without recourse to the Company of RMB 10,562 and RMB nil as of December 31, 2014 and 2015, respectively)	25	22,144	-	-
Liabilities classified as held for sale (including consolidated VIE amount without recourse to the Company of RMB 533,418 and RMB nil as of December 31, 2014 and 2015, respectively)	23(c)	533,418	-	-
Total current liabilities		1,491,336	839,381	129,578
Non-current liabilities:
Deferred tax liabilities (including consolidated VIE amount without recourse to the Company of RMB 27,867 and RMB 25,721 as of December 31, 2014 and 2015, respectively)	17	67,658	25,721	3,971

Total liabilities		1,558,994	865,102	133,549

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2014	2015	2015
		RMB	RMB	US$
				Note 3(a)
Commitments and contingencies	19

EQUITY
Preferred shares (US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2014 and 2015) (1)		-	-	-
Ordinary shares
(US$0.003 par value; 40,000,000 and 40,000,000 shares authorized, 30,536,833 and 38,265,177 shares issued and outstanding as of December 31, 2014 and 2015, respectively) (1)	15	574	717	111
Additional paid-in capital		3,325,288	3,445,408	531,879
Statutory reserve	21	80,777	81,005	12,505
Accumulated deficit		(3,451,958)	(3,388,447)	(523,086)
Accumulated other comprehensive income (deficit)		(3,740)	5,113	789
Total Ambow Education Holding Ltd.’s equity (deficit)		(49,059)	143,796	22,198
Non-controlling interests	26	(4,247)	(973)	(150)
Total equity (deficit)		(53,306)	142,823	22,048
Total liabilities and equity		1,505,688	1,007,925	155,597

The accompanying notes are an integral part of these consolidated financial statements.

(1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Ambow Education Holding Ltd.’s 1 for 30 reverse stock split, which was effective on September 4, 2015.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$

NET REVENUES
- Educational program and services	20	536,511	411,998	395,715	61,088
COST OF REVENUES
- Educational program and services	20	(361,573)	(274,036)	(245,945)	(37,967)

GROSS PROFIT		174,938	137,962	149,770	23,121
OPERATING EXPENSES
Selling and marketing		(151,480)	(80,377)	(55,511)	(8,569)
General and administrative		(471,915)	(508,544)	(280,634)	(43,322)
Research and development		(19,545)	(12,259)	(7,308)	(1,128)
Impairment loss	6,8,9,10,11,24	(84,246)	(292,577)	(162,351)	(25,063)
Total operating expenses		(727,186)	(893,757)	(505,804)	(78,082)

OPERATING LOSS		(552,248)	(755,795)	(356,034)	(54,961)

OTHER INCOME (EXPENSE)
Interest expenses, net	4,13,14	(13,673)	(121,794)	(51,015)	(7,875)
Loss from extinguishment of debt	14	-	(143,901)	-	-
Foreign exchange loss, net		(109)	(580)	(183)	(28)
Other income (loss), net		(8,150)	(8,989)	486	75
Income on reconsolidation of previously deconsolidated entities	25	-	-	14,127	2,181
Gain on disposal of subsidiary	24	-	7,403	-	-
Loss on sale of investment available for sale	4	-	-	(2,786)	(430)
Total other expenses		(21,932)	(267,861)	(39,371)	(6,077)

LOSS BEFORE INCOME TAX, NON-CONTROLLING INTERESTS, AND DISCONTINUED OPERATIONS		(574,180)	(1,023,656)	(395,405)	(61,038)
Income tax (expense) benefit	17	10,424	(1,135)	118,963	18,365

LOSS FROM CONTINUING OPERATIONS		(563,756)	(1,024,791)	(276,442)	(42,673)
Income (loss) from and on sale of discontinued operations, net of income tax	23	(346,449)	(57,764)	340,798	52,610

NET INCOME (LOSS)		(910,205)	(1,082,555)	64,356	9,937
Less: Net income (loss) attributable to non-controlling interests from continuing operations		(4,606)	(6,244)	606	94
Less: Net income attributable to non-controlling interests from discontinued operations		1,219	502	11	2

NET INCOME (LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.		(906,818)	(1,076,813)	63,739	9,841

NET INCOME (LOSS)		(910,205)	(1,082,555)	64,356	9,937

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign translation adjustments		1,239	12,137	7,869	1,215
Unrealized gains on short term investments available for sale, net of tax effect of nil, nil and RMB 328 for years ended December 31, 2013, 2014 and 2015, respectively		-	-	984	152
Other comprehensive income		1,239	12,137	8,853	1,367
TOTAL COMPREHENSIVE INCOME (LOSS)		(908,966)	(1,070,418)	73,209	11,304

Net loss from continuing operations per share - basic and diluted (1)	18	(102.32)	(73.13)	(7.52)	(1.16)

Net income (loss) from discontinued operations per share - basic and diluted (1)	18	(63.62)	(4.18)	9.25	1.43

Weighted average shares used in calculating basic and diluted net income (loss) per share (1)	18	5,464,760	13,928,048	36,848,816	36,848,816
Share-based compensation expense included in:
- Selling and marketing		2,658	351	457	71
- General and administrative		73,108	156,870	49,371	7,622
- Research and development		829	144	289	45

The accompanying notes are an integral part of these consolidated financial statements.

(1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Ambow Education Holding Ltd.’s 1 for 30 reverse stock split, which was effective on September 4, 2015.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
						Retained	Accumulated
		Ordinary shares		Additional		Earnings	other	Non-
		(Note 15)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares (1)	Amount	capital	reserves	deficit)	income(deficit)	Interest	Equity
	Note		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013		4,865,849	103	2,500,273	116,406	(1,503,956)	(17,116)	288,245	1,383,955
Disposal of financial controlling interest in 21st school	26(a)	-	-	-	-	-	-	(235,664)	(235,664)
Investment from Summit View	15	1,026,705	19	129,753	-	-	-	-	129,772
Share-based compensation	16	-	-	22,826	-	-	-	-	22,826
Share-based compensation to Huang for Baring transactions	22(c)	-	-	53,769	-	-	-	-	53,769

Appropriation to statutory reserves	21	-	-	-	1,277	(1,277)	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	(4,299)	-	(4,299)
Deconsolidation of subsidiaries		-	-	-	-	-	5,538	(2,534)	3,004
Disposal of subsidiaries					(36,952)	36,952		(45,435)	(45,435)
Net loss		-	-	-	-	(906,818)	-	(3,387)	(910,205)
Balance as of December 31, 2013		5,892,554	122	2,706,621	80,731	(2,375,099)	(15,877)	1,225	397,723

  The accompanying notes are an integral part of these consolidated financial statements.

(1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Ambow Education Holding Ltd.’s 1 for 30 reverse stock split, which was effective on September 4, 2015.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
						Retained	Accumulated
		Ordinary shares		Additional		Earnings	other	Non-
		(Note 15)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares (1)	Amount	capital	reserves	deficit)	income(deficit)	Interest	Equity (deficit)
	Note		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014		5,892,554	122	2,706,621	80,731	(2,375,099)	(15,877)	1,225	397,723
Beneficial conversion feature related to convertible loans	14	-	-	302,765	-	-	-	-	302,765
Conversion of convertible loans to ordinary shares	14	25,182,076	462	225,836	-	-	-	-	226,298
Shares surrendered by SummitView	15	(537,797)	(10)	(67,299)	-	-	-	-	(67,309)
Share-based compensation	16	-	-	8,694	-	-	-	-	8,694
Share-based compensation to Huang for Baring transactions	22(c)	-	-	54,311	-	-	-	-	54,311
Share-based compensation to management for shares issued to New Flourish	22(d)	-	-	94,360	-	-	-	-	94,360
Appropriation to statutory reserves	21	-	-	-	418	(418)	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	(379)	-	(379)
Deconsolidation of subsidiary		-	-	-	(372)	372	10,507	-	10,507
Disposal of subsidiary		-	-	-	-	-	2,009	-	2,009
Non-controlling interests from new established subsidiaries		-	-	-	-	-	-	270	270
Net loss		-	-	-	-	(1,076,813)	-	(5,742)	(1,082,555)
Balance as of December 31, 2014		30,536,833	574	3,325,288	80,777	(3,451,958)	(3,740)	(4,247)	(53,306)

The accompanying notes are an integral part of these consolidated financial statements.

(1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Ambow Education Holding Ltd.’s 1 for 30 reverse stock split, which was effective on September 4, 2015.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
						Retained	Accumulated
		Ordinary shares		Additional		Earnings	other	Non-
		(note 15)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares (1)	Amount	capital	reserves	deficit)	income(deficit)	Interest	Equity (deficit)
	Note		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015		30,536,833	574	3,325,288	80,777	(3,451,958)	(3,740)	(4,247)	(53,306)
Conversion of convertible loans to ordinary shares	14	7,244,013	134	70,012	-	-	-	-	70,146
Share-based compensation	16, 22(c)	-	-	50,117	-	-	-	-	50,117
Issuance of ordinary shares for restricted stock award	16	484,331	9	(9)	-	-	-	-	-
Appropriation to statutory reserves	21	-	-	-	228	(228)	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	(1,215)	-	(1,215)
Disposal of subsidiaries		-	-	-	-	-	9,084	5,845	14,929
Capital injection from minority shareholders								163	163
Unrealized gain on investment, net of income taxes	4	-	-	-	-	-	984	-	984
Non-controlling interests from reconsolidation of previously deconsolidated entities	25	-	-	-	-	-	-	(3,351)	(3,351)
Net income		-	-	-	-	63,739	-	617	64,356
Balance as of December 31, 2015		38,265,177	717	3,445,408	81,005	(3,388,447)	5,113	(973)	142,823

The accompanying notes are an integral part of these consolidated financial statements.

(1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Ambow Education Holding Ltd.’s 1 for 30 reverse stock split, which was effective on September 4, 2015.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities
Net income (loss)	(910,205)	(1,082,555)	64,356	9,937
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	129,796	86,599	45,690	7,053
Accretion of long-term payable balances	132	-	-	-
Share-based compensation expense	76,595	157,365	50,117	7,737
Bad debt provision	128,578	151,080	42,960	6,632
Foreign exchange losses, net	109	580	183	28
Impairment losses	84,246	292,577	162,351	25,063
Deferred income tax	(32,054)	(28,132)	(128,818)	(19,886)
Disposal (gain)/loss from subsidiaries	249,567	(7,403)	(343,912)	(53,091)
Disposal loss from property and equipment	-	1,347	536	83
Loss in extinguishment of debt	-	143,901	-	-
Interest expenses	-	121,794	56,549	8,730
Income on reconsolidation of previously deconsolidated entities	-	-	(14,127)	(2,181)
Changes in operating assets and liabilities:
Accounts receivable	(64,086)	25,326	(3,513)	(542)
Prepaid and other current assets	(56,703)	(64,976)	(18,203)	(2,810)
Amounts due from related parties	27,334	(2,780)	933	144
Other non-current assets	(19,775)	10,201	(625)	(96)
Accounts payable	42,484	393	(1,925)	(297)
Accrued and other liabilities	226,869	(18,472)	34,400	5,310
Income tax payable	6,390	11,159	6,902	1,065
Deferred revenue	12,218	39,799	8,800	1,358
Amounts due to related parties	(62,040)	1,830	(2,773)	(428)
Net cash used in operating activities	(160,544)	(160,367)	(40,119)	(6,191)
Cash flows from investing activities
Purchase of available-for-sale investments	-	-	(216,860)	(33,477)
Redemption from available-for-sale investments	-	-	114,570	17,687
Purchase of held-to-maturity investments	-	-	(527,870)	(81,489)
Maturity and redemption from held-to-maturity investments	-	-	376,080	58,057
Deposit for restricted cash	1,350	1,792	498	77
Placement of term deposits	-	(10,223)	-	-
Maturity of term deposits	26,777	-	9,850	1,521
Purchase of property and equipment	(23,201)	(6,453)	(7,612)	(1,175)
Prepayment for leasehold improvement	(8,521)	(8,127)	(4,265)	(658)
Proceeds from disposal of property and equipment	1,877	555	943	146
Purchase of intangible assets	(260)	-	-	-
Purchase of subsidiaries (including cash payment in relation to prior acquisitions), net of cash acquired	(3,760)	-	(14,000)	(2,161)
Cash balance of deconsolidated entities	(3,085)	(531)	-	-
Proceed from disposal of subsidiaries, net of cash balance at disposed entities	39,685	135,000	288,878	44,595
Proceed from transferring financial assets	35,000	-	40,000	6,175
Net cash provided by investing activities	65,862	112,013	60,212	9,298

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of expenses	62,706	-	-	-
Proceeds from minority shareholder capital injection	-	-	163	25
Proceeds from issuing convertible loan	-	109,330	50,000	7,719
Proceeds from short-term borrowings	146,541	54,403	2,300	355
Repayments of short-term borrowings	(108,111)	(77,000)	(39,633)	(6,118)
Repayments of convertible loan	(18,251)	-	-	-
Proceeds from issuance of shares upon of exercise of share options	-	270	-	-
Net cash provided by financing activities	82,885	87,003	12,830	1,981

Changes in cash and cash equivalents included in assets held for sale	(7,213)	42,270	36,063	5,562

Effects of exchange rate changes on cash and cash equivalents	(109)	404	(2,968)	(458)

Net change in cash and cash equivalents	(19,119)	81,323	66,018	10,192
Cash and cash equivalents at beginning of year	118,081	98,962	180,285	27,831

Cash and cash equivalents at end of year	98,962	180,285	246,303	38,023
Supplemental disclosure of cash flow information
Income tax paid	(3,405)	(2,379)	(1,659)	(256)
Interest paid	(8,838)	(11,864)	(14,316)	(2,210)
Supplemental disclosure of non-cash investing and financing activities:
Conversion of convertible loan to ordinary shares and waiver of related accrued interest expenses	-	226,298	70,146	10,829
Shares surrendered by SummitView	-	67,309	-	-
Receipt of convertible loan by settlement of debt	-	80,000	-	-
Purchase of property and equipment financed by accounts payable and other payables	16,806	13,037	-	-
Waiver of payables in connection with disposal of subsidiaries	-	4,483	-	-
Waiver of receivables in connection with disposal of subsidiaries	-	-	18,195	2,809
Outstanding receivables in connection with disposal of subsidiaries	110,000	70,000	-	-
Consideration receivables from SummitView	67,066	-	-	-

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

On August 5, 2010, the Company and certain selling shareholders of the Company (the “Selling Shareholders”) completed its initial public offering of 355,907 American Depositary Shares (“ADSs”) at US$300.0 per ADS. Each ADS comprises two Class A Ordinary Shares of the Company. Immediately prior to the completion of the initial public offering (“IPO”), all of the Company’s then outstanding preferred shares automatically converted into an equal number of ordinary shares; and all the 6,558 Series B warrants were exercised at US22.5 per share to purchase 19,673 ordinary shares on a 1 for 3 share exchange basis. The fair value of the exercised warrants was approximately US$362.

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

On December 30, 2011, the Group signed an agreement to sell 2 legal entities, being Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co. (together “Beijing Century College Group”), and part of the interest of Beijing 21st Century International School (“21st School”) to Xihua Investment Group (“Xihua Group”). The aforementioned two transactions have been completed in January and March 2012 respectively; by then the Company maintains the control and legal title on 21st School for an additional fifteen years. In April 2013, the Group disposed the remaining operating rights of 21st School. Please refer to Note 23(b) for details.

In 2011 and 2012, the Group completed 7 and 1 acquisitions respectively, all of which are accounted for as business combinations using the acquisition method (previously referred to as purchase method) of accounting. The 8 acquisitions involved the Group obtaining control of one or more existing businesses in exchange for cash. The Group did not enter into any acquisition during the year ended December 31, 2013, 2014 and 2015.

In the board meeting at December 19, 2012, management proposed and was authorized by the board to explore possible sale of all of the 70% interest in Kunshan Zhouzhuang Taishidian Tourism Scenic Area Development Co., Ltd (“Taishidian Holding”), which collectively owned the equity interest of Applied Technology College of Soochow University (“Soochow University”) with Suzhou University. Taishidian Holding was disposed in July 2013 to Kunshan Venture Investment Limited (“Kunshan Venture”). Please refer to Note 23(a) for details.

On June 3, 2013, the Company issued 1,026,705 Class A Ordinary Shares of the Company to SummitView Investment Limited and SummitView Investment Fund I, L.P. (collectively “SummitView”), in exchange for approximate RMB 128,035 (US$ 21,000). By the end of December 31, 2013, the Company received RMB 60,969 (US$ 10,000) from SummitView, with an outstanding receivable balance of RMB 67,066 (US$ 11,000). On May 5, 2014, 537,797 Class A Ordinary Shares of the Company were surrendered by SummitView and the outstanding receivable balance of RMB 67,066 (US$ 11,000) due from SummitView was reversed accordingly.

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

The Group deconsolidated Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in Tianjin Heping Huaying School and Tianjin Ambow Huaying School (collectively “Tianjin Tutoring”) in September 2013, and deconsolidated Guangzhou Zhi Shan Education Technology Co., Ltd. (“Guangzhou ZS Career Enhancement”) and Guangzhou Tianhe Depushi Education Training Center (“Guangzhou DP Tutoring”) on December 2013. The Group deconsolidated Jilin Clever Training School (“Jilin Tutoring”) on September 2014. Please refer to Note 25 for details.

On September 5, 2014, US$31,692 of the convertible loan was converted into ordinary shares, and China Education Investment Holding Limited (“CEIHL”) became the registered holder of 16,716,954 Class A Ordinary Shares. And according to the Share Interest Assignment Agreement between CEIHL and New Flourish Holding Limited (“New Flourish”), New Flourish became the registered holder of 5,678,963 Class A Ordinary Shares. On that same date, SummitView became the registered holder of 2,786,159 Class A Ordinary Shares by converting US$5,000 convertible loan. On March 5, 2015, CEIHL and Baring Private Equity Asia V Holding (4) limited (“Baring”) converted US$6,308 and US$5,000 of the convertible loan and became the registered holder of 4,457,854 and 2,786,159 Class A Ordinary Shares, respectively. Please refer to Note 14 and Note 22 for details.

On April 8, 2015, the Group disposed all of the 100% interest in Beijing Jinghan Education and Technology Co., Ltd. (“Beijing JH Tutoring”) and Beijing Jinghan Taihe Education Technology Co., Ltd. (“Beijing JT Tutoring”), and all of the 64% interest in Ambow Jingxue (Beijing) Technology Co., Ltd, which are hereinafter collectively referred to as the “Jinghan Group”. Please refer to Note 23(c) for details.

On September 4, 2015, the Company effected a 1-for-30 reverse stock split (the “Reverse Spilt”). The principal effect of the Reverse Split was to decrease the number of outstanding shares of each of the Company’s common shares. All per share amounts and shares outstanding for all the periods presented in notes of the consolidated financial statements have been retroactively restated to reflect the Reverse Split.

The Company established Ambow Rongye Education and Technology Co., Ltd. (“Ambow Rongye”) and Ambow Zhixin Education and Technology Co., Ltd. (“Ambow Zhixin”) on September 8, 2015 and October 14, 2015, respectively. Ambow Rongye and Ambow Zhixin are VIEs of Beijing Ambow Shengying Education and Technology Co., Ltd. (“Ambow Shengying”). On October 31, 2015, the Company transferred its 100% equity interests of Beijing Intelligent Training School (“Beijing YZ Tutoring’), Beijing Huairou Xinganxian Training School and Beijing Century Passion Consulting Co., Ltd. (“Beijing Century Tutoring”) from Ambow Sihua Education and Technology Co., Ltd. (“Ambow Sihua”) to Ambow Rongye and Ambow Zhixin.

By December 31, 2015, the Company regained control over the previously deconsolidated subsidiaries, Tianjin Tutoring, Guangzhou ZS Career Enhancement, Guangzhou DP Tutoring and Jilin Tutoring, and reconsolidated these entities in its 2015 consolidated financial statements. Please refer to Notes 25 for details.

b.	Nature of operations

The Group is a national provider of educational and career enhancement services in the People’s Republic of China (“PRC”). The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

c.	Major subsidiaries and VIEs

As of December 31, 2015, the Company’s major subsidiaries and VIEs include the following entities:

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Subsidiaries

Beijing Ambow Online Software Co., Ltd. (“Ambow Online”)	August 24, 2000	PRC	Software product and Investment holding

Ambow Education Co., Ltd.	January 25, 2005	Cayman Islands	Investment holding

Ambow Education Ltd.	June 6, 2007	Cayman Islands	Investment holding

Ambow Education (Hong Kong) Ltd.	December 17, 2007	Hong Kong	Investment holding

Beijing Ambow Chuangying Education and Technology Co., Ltd.	January 18, 2008	PRC	Investment holding

Wenjian Gongying Venture Investment Enterprise	July 20, 2009	PRC	Investment holding

Ambow (Dalian) Education and Technology Co., Ltd	March 10, 2009	PRC	Career enhancement and Investment holding

Ambow Education Management (Hong Kong ) Ltd	November 9, 2009	Hong Kong	Investment holding

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Ambow Education Management Ltd.	June 6, 2007	Cayman Islands	Investment holding

Ambow Shengying	October 13, 2008	PRC	Investment holding

Tianjin Ambow Yuhua Software Information Co., Ltd. (“Ambow Yuhua”)	March 31, 2010	PRC	Software product and Investment holding

Variable interest entities (“VIEs”)

Beijing Normal University Ambow Education Technology Co., Ltd. (“Ambow Shida”)	July 30, 2004	PRC	Investment holding

Shanghai Ambow Education Information Consulting Co., Ltd. (“Ambow Shanghai”)	May 16, 2006	PRC	Investment holding

Ambow Sihua	April 17, 2007	PRC	Investment holding

Suzhou Wenjian Venture Investment Management Consulting Co., Ltd. (“Suzhou Wenjian”)	February 25, 2009	PRC	Investment holding

Ambow Rongye	September 8, 2015	PRC	Investment holding

Ambow Zhixin	October 14, 2015	PRC	Investment holding

Subsidiaries of VIEs

Jinan Wangrong Investment Consulting Co., Ltd.	May 21,2010	PRC	Career Enhancement

Hebei Yuanlong Corporate Management Co., Ltd. (“Hebei YL Career Enhancement”)	January 13, 2011	PRC	Career Enhancement

Beijing Genesis Education Group (“Genesis Career Enhancement”)	May 1, 2011	PRC	Career Enhancement

Changsha Newer Education Consulting Co., Ltd. (“Changsha Career Enhancement”)	September 16, 2002	PRC	Career Enhancement

Kunshan Ambow Education Technology Co., Ltd	August 28, 2008	PRC	Career Enhancement

Shanghai Hero Further Education Institute	January 9, 2009	PRC	Career Enhancement

Beijing Century Tutoring	April 1, 2002	PRC	Tutoring

Beijing Ambow Dacheng Education and Technology Co., Ltd.	December 2, 2013	PRC	Career Enhancement

Shanghai Tongguo Education Technology Co., Ltd (“Shanghai Tongguo”)	June 1, 2014	PRC	Career Enhancement

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Schools of VIEs

Changsha Study School (“Changsha Tutoring”)	June 1, 1984	PRC	Tutoring

Beijing YZ Tutoring	December 30, 1994	PRC	Tutoring

Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”)	June 18, 1999	PRC	K-12 School

Shenyang Universe High School (“Shenyang K-12”)	December 8, 2003	PRC	K-12 School

Shuyang Galaxy School (“Shuyang K-12”)	November 1, 2008	PRC	K-12 School

Beijing Haidian Ambow Xinganxian Training School	March 28, 2005	PRC	Tutoring

Beijing Huairou Xinganxian Training School	March 10, 2011	PRC	Tutoring

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

Through the contractual agreements described above, the following companies: Ambow Shida, Ambow Shanghai, Ambow Sihua, Suzhou Wenjian, Ambow Rongye and Ambow Zhixin are considered to be VIEs in accordance with US GAAP for the following reasons:

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

In addition, the responsibilities of the schools and centers, under the direction of the VIEs and Company’s management (through the power invested in them by the VIEs) include the following:

•	Providing suitable facilities to house staff and deliver courses to students;
•	Designing an appropriate curriculum for the delivery of courses, in accordance with the Ministry of Education (“MOE”), or the MOE stipulations, where applicable;
•	Hiring, training and terminating the employment of teachers and other support staff to run the schools and centers; and
•	Selecting and recruiting students, in accordance with the Company’s entry requirements and to maximize the usage of capacity.

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

In addition, the Company enters into different contractual agreements with the six VIEs but these agreements are of similar format and structure. Therefore, the contract risk, if any, arising from the contractual relationship with the VIEs is also similar.

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

In addition, if the Company is unable to maintain effective control over its VIEs, the Company would not be able to continue to consolidate the Group’s VIEs’ financial results with its financial results. The Company’s ability to conduct its education business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate Ambow Shanghai, Ambow Shida, Ambow Sihua, Suzhou Wenjian, Ambow Rongye and Ambow Zhixin, their respective schools and subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over these entities and their respective schools and subsidiaries and their shareholders, and it may lose the ability to receive economic benefits from these respective entities, schools and subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the subsidiaries or the VIEs, and believes that the risk of losing the ability to maintain effective control over its VIEs is remote.

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

Financial information of the VIEs and their subsidiaries/schools:

The combined financial information of the Group’s VIEs and, as applicable, subsidiaries/schools of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Total assets	1,264,577	718,514
Total liabilities	1,179,550	565,818

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Net revenue	534,545	403,643	411,315
Net income (loss)	(479,323)	(550,911)	370,818

The following table sets forth cash and cash equivalents of RMB held by the Group’s VIEs and non-VIEs in PRC as of December 31, 2014 and 2015:

	As of December 31,
	2014	2015
	RMB	RMB
VIEs in PRC	110,353	125,850
Non-VIEs in PRC	67,678	109,820
Total RMB	178,031	235,670

2. GOING CONCERN

Liquidity and Capital Resources

The Group reported a loss of RMB1,024,791 and RMB 276,442 from continued operations for the years ended December 31, 2014 and 2015, which included a non-cash impairment charge of RMB 443,657 related to provision of receivables, impairment loss of goodwill, intangible assets and de-consolidation of a subsidiary, and a non-cash expense of RMB 242,606 related to the loss from extinguishment of debt and the total interest expense of convertible loan in 2014; and a non-cash impairment charge of RMB 205,311 related to provision of receivables, impairment loss of fixed assets, intangible assets, long term investment, other non-current assets and other current assets, and a non-cash expense of RMB 56,549 related to the interest expense of convertible loan in 2015. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash provided by investing activities. As of December 31, 2015, the Group had RMB 246,303 in unrestricted cash and cash equivalents. The Group’s cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions.  As of December 31, 2015, the Group had RMB 125,850 in unrestricted cash and cash equivalents from VIEs. The Group’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB 156,757 as of December 31, 2015. The Group’s consolidated net assets were amounting to RMB 142,823 as of December 31, 2015. In addition the Group has lease commitment of RMB 115,904 as of December 31, 2015, of which RMB 17,377 was within one year.

Historically, management has addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings and the sale of subsidiaries and other non-performing assets.  Management anticipates that the impact from the negative publicity in the media during the past three years may continue to impact for the Group’s businesses in the near term.

Management plan and actions

The Group had approximately RMB 103,602 and RMB 151,790 short term investments, available for sale and short term investments, held to maturity as of December 31, 2015, which was held as short-term investments to be liquid on the expiration date before the end of 2016.

From 2016 and onwards, the Group is focusing on improving operation efficiency and cost reduction. Actions include setting up Financial Share Service Centers across the Company and standardizing the Company’s Finance and Operation Policies throughout the Company; as well as implementing new ERP systems to standardize operations, enhance internal controls, and create synergy of the Company’s resources.

Conclusion

The Group believes that available cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable the Group to meet presently anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing the Group’s business development activities, suspending the pursuit of its business plan, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Group will raise additional capital if needed.

3. SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.4778, representing the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2015. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

As mentioned in Note 1 (a) and Note 23, 21st School and Taishidian Holding have been disposed in 2013, the aforementioned entities have been classified as discontinued operations. Jinghan Group has been classified as asset and liabilities held for sale as of December 31, 2014 and its operations have been classified as discontinued operations for the years ended December 31, 2013, 2014 and 2015. Jinghan Group has been disposed on April 8, 2015, see Note 23.

b.	Comparability due to discontinued operations and reclassification adjustment

Certain accounts in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2013 and 2014, and balances in the consolidated balance sheet as of December 31, 2014, and related notes have been retrospectively adjusted to reflect the effect of assets groups held for sale and discontinued operations. See Note 23 for details of discontinued operations. The assets and liabilities of the discontinued operations have been classified as assets classified as held for sale and liabilities classified as held for sales in the consolidated balance sheet as of December 31, 2014. The results of discontinued operations in 2013, 2014 and 2015 have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP.

Cash flows from discontinued operations for the years ended December 31, 2013, 2014 and 2015 were combined with the cash flows from continuing operations within each of the three categories.

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

In 2013, the Group deconsolidated 3 schools, including Tianjin Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring. In 2014, the Group deconsolidated Jilin Tutoring. In 2015, the Group reconsolidated these deconsolidated entities in its 2015 consolidated financial statements. Details see Note 25.

e.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

f.	Restricted cash

Restricted cash relates to special deposit accounts required by the Education Commission for the purpose of preventing abusive use of tuition and fees of educational and training institutions.

g.	Term deposits

Term deposits consist of bank deposits with an original maturity of between three to twelve months.

h.	Short term investments

Short term investments consist of held-to-maturity investments and available-for-sale investments.

The Group’s held-to-maturity investments consist of financial products purchased from banks. The Group’s short-term held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

Investments classified as available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are reported net of tax in accumulated other comprehensive income until realized.

The Group reviews its investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment. OTTI is recognized as a loss in the income statement.

i.	Accounts receivable

Accounts receivable mainly represent the amounts due from the customers or students of the Company’s various subsidiaries and VIEs.

j.	Allowance for doubtful accounts

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

k.	Land use rights

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the useful life of land use right.

l.	Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20-40 years
Motor vehicles	5 years
Office and computer equipment	3-5 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

m.	Intangible assets

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

Software	2 years to 10 years
Student populations	1.8 years to 15 years
Customer relationships	5.7 years
Cooperative agreements	1.3 years to 10 years
Favorable leases	0.8 years to 20 years
Non-compete agreements	3 years to 4.5 years
Trade names	Indefinite

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

The Group evaluates a reporting unit by first identifying its operating segments, and then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meets the definition of a business, the Group evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Group determines if the segments are economically similar and, if so, the operating segments are aggregated. The Group has three reportable segments in 2013, 2014 and 2015. For further details, see Note 20.

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

The Group’s revenue is generated from delivering educational programs and services. The Group’s customers include mainly students attending classes at its own schools, training centers or college; students attending classes run by the Group’s cooperative partners; corporate clients attending the Group’s outbound and management training classes; and distributors whom the Group sells its services to.

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

Educational programs and services also include programs offered online which could be accessed through a username and password. Career enhancement services such as the Career GPS System are offered to students and other customers either directly or through sales to distributors. Collection of these service offerings is also initially recorded as deferred revenue and is amortized and recognized as revenue on the percentage the required services delivered or on a straight-line basis over the length of the course, which are typically one to three months.

Following are the deferred revenue balances by segments as of December 31, 2014 and 2015.

	As of December 31,
	2014	2015
	RMB	RMB

Career Enhancement	37,360	38,820
K-12	54,757	54,571
Tutoring	24,842	22,495
Total	116,959	115,886

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

For internal use software, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing software. Direct costs incurred to develop the software during the application development stage that can provide future benefits are capitalized.

Capitalized internal use software and website development costs are included in intangible assets.

u.	Penalty charge on borrowings

The Group recognizes penalty charges on outstanding borrowings according to individual loan contracts and agreements, which are reported as a component of interest expense in the consolidated financial statements.

v.	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses of continuing operations were RMB 25,174, RMB 4,435 and RMB 1,858 for the years ended December 31, 2013, 2014 and 2015, respectively, and have been included as part of selling and marketing expenses.

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

Financial instruments include cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, accounts receivable, accounts payable, borrowings and amounts due from and due to related parties. The carrying values of the financial instruments approximate their fair values due to their short-term maturities.

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

Income taxes are provided for in accordance with the laws of the relevant taxing authorities. Income tax expense has been allocated between continued and discontinued operations in all periods to reflect the respective net operating results. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized. All the deferred tax liabilities and assets have been classified as noncurrent in the consolidated balance sheets. The Group recognizes interest and penalties as income tax.

As of December 31, 2015, in order to simplify financial presentation, the Company adopted ASU 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes and applied this Updated retrospectively. Deferred tax liabilities and assets were classified as noncurrent in the consolidated balance sheets for the years ended on December 31, 2014 and 2015, respectively. For the year ended December 31, 2014, current deferred tax assets amount of RMB 19,003 were reclassified as noncurrent deferred tax assets. After reclassification, noncurrent deferred tax assets were RMB 33,004 as of December 31, 2014. For the year ended December 31, 2014, deferred tax liabilities amount of RMB 67,658 were noncurrent. Accordingly no reclassification of deferred tax liabilities were made in the year of 2014. This reclassification of deferred tax assets had no impact on the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity (deficit) and consolidated statements of cash flows for the year ended December 31, 2013 and 2014, respectively.

bb.	Uncertain tax positions

The Group adopted the guidance on accounting for uncertainty in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Group believes that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. The Group adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. See Note 17 for additional information. For the year ended December 31, 2013, the Group did not have any material interest and penalties associated with tax positions. In 2014, the Group received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. The Group had taken legal action to defend itself, also accrued the income tax and overdue fee for the year of 2014. In 2015, the Group lost the case and accrued the overdue fee by the end of 2015. See Note 19 for detail. Also see Note 17 for details of the Group’s tax position as of December 31, 2015.

cc.	Comprehensive income

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist of unrealized gain or loss on short term investments, available for sale and foreign currency translation adjustments.

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

ff.	Discontinued Operations

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

gg.	Extinguishment of debt

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

hh.	Loss contingencies

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

ii.	Recently issued accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. This new standard will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to correlate with the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB voted to defer the effective date of ASU 2014-09 by one year, while allowing a company to adopt the new revenue standard early but not before the original effective date. This guidance will be effective as to us on January 1, 2018 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are evaluating the impact of adopting ASU 2014-09 on our consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Amendments to the Consolidation Analysis. Under both current GAAP requirements and the amendments in this update, a decision maker is determined to be the primary beneficiary of a VIE if it satisfies both the power and the economics criteria. The primary beneficiary consolidates a VIE because it has a controlling financial interest. Under the requirements in current GAAP, if a fee arrangement paid to a decision maker, such as an asset management fee, is determined to be a variable interest in a VIE, the decision maker must include the fee arrangement in its primary beneficiary determination and could consolidate the VIE on the basis of power (decision-making authority) and economics (the fee arrangement). However, the amendments in this Update specify that some fees paid to a decision maker are excluded from the evaluation of the economics criterion if the fees are both customary and commensurate with the level of effort required for the services provided. Those amendments make it less likely for a decision maker to meet the economics criterion solely on the basis of a fee arrangement. The amendments in this update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes. To simplify the presentation of deferred income taxes, the amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this update. For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. Entities may apply the update prospectively to all deferred tax assets and liabilities and taxes, or retrospectively for all periods presented. The Group has early adopted it in 2015. All the deferred tax liabilities and assets in all periods in this financial statements were retrospectively adjusted to reflect this accounting principle amendment.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this Update require public business entities that are required to disclose fair value of financial instruments measured at amortized cost on the balance sheet to measure that fair value using the exit price notion consistent with Topic 820, Fair Value Measurement. The amendments in this Update require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option. The amendments in this Update require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or in the accompanying notes to the financial statements. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early application by public business entities to financial statements of fiscal years or interim periods that have not yet been issued or, by all other entities, that have not yet been made available for issuance of the following amendments in this Update are permitted as of the beginning of the fiscal year of adoption: an entity should present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk if the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard creates Topic 842, Leases, in the FASB Accounting Standards Codification (FASB ASC) and supersedes FASB ASC 840, Leases. ASU 2016-02 requires a lessee to recognize the assets and liabilities that arise from leases (operating and finance). However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments require that all excess tax benefits and all tax deficiencies should be recognized as income tax expense or benefit in the income statement and that those benefits and deficiencies are discrete items in the reporting period in which they occur. Because excess tax benefits are no longer recognized in additional paid in capital, the assumed proceeds from applying the treasury stock method when computing earnings per share is amended to exclude the amount of excess tax benefits that would be recognized in additional paid-in capital. The amendments also require to no longer delay recognition of a tax benefit until the tax benefit is realized through a reduction to taxes payable. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We are evaluating the impact of adopting ASU 2016-09 on our consolidated financial statements.

In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments in this Update clarify the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. The amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. We are evaluating the impact of adopting ASU 2016-09 on our consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expect to have a significant impact on the company’s consolidated results of operations or financial position.

4. SHORT TERM INVESTMENTS

Short term investments consist of held-to-maturity investments and available-for-sale investments.

Held to maturity investments

Held-to-maturity investments consist of various financial products purchased from Chinese commercial banks, which are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from thirty to ninety days, with contractual maturity dates from October 22, 2015, to February 22, 2016 and estimated interest rates ranging from 4.35% to 4.60%. They are classified as short term investments on the consolidated balance sheets as its contractual maturity dates are less than one year. The repayments of principal of the financial products are not guaranteed by the Chinese commercial banks from which the financial products were purchased. Historically, the Company has received the principal and the interest in full upon maturity of these investments.

While these financial products are not publicly traded, the Company estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. No OTTI loss was recognized for the year ended December 31 2015.

Available-for-sale investments

Investments other than held-to-maturity are classified as available-for-sale investments, which consist of various adjustable-income financial products purchased from Chinese commercial banks. All the available for sale investments did not have maturity date. They are classified as short-term investments on the consolidated balance sheets as management intend to hold them for a period less than one year.

Available-for-sale securities are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The aging of all the available-for-sale investments were less than 12 months as of December 31, 2015. No OTTI loss was recognized for the year ended December 31 2015.

Short-term investments consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB

Held-to-maturity investments	-	151,790
Available-for-sale investments	-	103,602
Total	-	255,392

The amortized cost, gross unrecognized holding gains and losses, gross unrealized gain in accumulated other comprehensive income, and estimated fair value of investments as of December 31, 2015, are reflected in the tables below:

	As of December 31, 2015
	Amortized Cost	Gross unrecognized holding gains	Gross unrecognized holding loss	Gross unrealized gain in accumulated other comprehensive income	Estimated Fair value
Short-term investments:
Held-to-maturity investments	151,790	-	-	-	151,790

Available-for-sale investments	102,290	-	-	1,312	103,602

Gross realized gains and losses on available-for-sale investments were as follows:

	Years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Gross realized gains on sales	-	-	1,971	304
Gross realized losses on sales	-	-	(4,757)	(734)
Gains (losses) on sale of available-for-sale investments	-	-	(2,786)	(430)

Interest income recognized on held-to-maturity investments were as follows:

	Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	USD

Interest income recognized on held-to-maturity investments	-	-	7,027	1,085

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB

Accounts receivable	130,140	127,893
Less: Allowance for doubtful accounts	(116,615)	(116,615)
Accounts receivable, net	13,525	11,278

Allowance for doubtful accounts:

	As of December 31,
	2014	2015
	RMB	RMB

Balance at beginning of year	(113,074)	(116,615)
Addition	(8,041)	-
Reversal	4,500	-
Balance at end of year	(116,615)	(116,615)

Full provision was provided for the receivable from contracting right of the canteen of Shenyang K-12 amounting to RMB 7,000 as of December 31, 2014, because the collectability is remote.

No bad debt provision was provided for the year ended December 31, 2015.

6. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid and other current assets consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB

Amount due from minority shareholder (Note i)	54,023	54,023
Amount due from Xihua Group (Note ii)	49,800	49,800
Value added tax refundable (Note iii)	24,811	24,811
Due from former owners	14,430	14,910
Staff advances	12,510	6,389
Rental deposits	10,000	8,331
Prepaid professional services fees	7,283	2,457
Prepaid rental fees (Note iv)	6,364	3,067
Receivable from Zhenjiang operating rights (Note v)	35,000	35,000
Receivable from Jinghan Group (Note vi)	-	122,822
Others (Note vii)	24,386	29,748
Total before allowance for doubtful accounts	238,607	351,358
Less: allowance for doubtful accounts (Note viii)	(90,731)	(195,254)
Total	147,876	156,104

Allowance for doubtful accounts:

	As of December 31,
	2014	2015
	RMB	RMB

Balance at beginning of year	(10,962)	(90,731)
Addition (Note vi and viii)	(98,289)	(122,718)
Written off (Note vi)	18,520	18,195
Balance at end of year	(90,731)	(195,254)

(Note i) The balance represented Shenyang K-12’s amount due from its minority shareholder amounting to RMB 54,023, which were tuition fees that have been collected from students but were misappropriated by its minority shareholder. As of December 31, 2014 and 2015, full provision was provided as the collectability was remote.

(Note ii) A payable balance amounted to RMB 49,800 was recorded by a subsidiary prior to its acquisition by the Group, and such payable was indemnified by Xihua Group. No provision was made for the indemnity. The indemnity balance was still outstanding as of the date of issuance of the financial statement.

(Note iii) Management considered the collectability of VAT refund was remote as a result of tax dispute between Ambow Online, Yuhua and the tax authority, as disclosed in Note 17(c), the Group provided a provision amounting to RMB 24,811 as of December 31, 2014 and 2015.

(Note iv) An impairment loss of RMB 3,995 was made against the current portion of the prepaid long-term lease regarding the Career Enhancement Education Facility in Beijing (“Ambow Beijing Campus”) , as the capital lease and prepaid long-term lease regarding Ambow Beijing Campus were not available for use (Note 8 and 11).

(Note v) The balance represented the prepaid operating rights to the Zhenjiang Foreign Language School and Zhenjiang International School. The Group started a negotiation of returning the operating right back to the original owner Zhenjiang Education Investment Center in the third quarter of 2011. As a result, the prepaid operating rights have been reclassified as receivable since then. As of December 31, 2014 and 2015, the payable balance to Zhenjiang Foreign Language School amounted to RMB 36,770 and RMB 36,770, respectively (Note 12); therefore, no provision was made. As of the date of issuance of the financial statements, the negotiation was still in progress.

(Note vi) As of December 31, 2015, the original receivable due from Jinghan Group was RMB 141,017. Along with the disposal of Jinghan Group, RMB 18,195 of the receivable was written off according to the waiver agreement and an additional allowance of RMB 96,863 was provided (see Note 23(c)).

(Note vii) Others mainly included inventory of and prepaid education supplies, prepaid outsourcing service fee, and other miscellaneous item with trivial amount.

(Note viii) Other addition of allowance during year 2015 was mainly provided against third parties and former employees due to the remote recoverability.

7. CONSIDERATION RECEIVABLE, NET

Consideration receivables consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB

Receivables resulting from disposals (Note i)	14,000	14,000
Funding due from CEIHL (Note iii)	50,000	-
Receivable resulting from disposal of Taishidian Holding (Note ii)	234,500	30,000
Sub-total	298,500	44,000
Less: allowance for doubtful accounts (Note i & ii)	(164,700)	(35,500)
Total	133,800	8,500

Allowance for doubtful accounts:

	As of December 31,
	2014	2015
	RMB	RMB

Balance at beginning of year	(191,594)	(164,700)
Addition (Note i & ii)	(40,000)	(35,300)
Written off (Note i & ii)	66,894	164,500
Balance at end of year	(164,700)	(35,500)

(Note i) In the fourth quarter of 2011, the Group decided to concentrate its resources and focus on the Group’s core businesses. On December 2, 2011, the Company sold Xi’an Tutoring, Shandong Software Companies, Guangzhou HP Tutoring, Tianjin Holding to Beijing Tongshengle Investment Co., Ltd., (“Tongshengle”) for cash consideration of RMB 35,000, and RMB 21,000 of which has been received by December 31, 2012. A bad debt allowance of RMB 200 was provided in 2012. In 2015, the Group provided an additional allowance of RMB 5,300 by reducing the net receivables, after netting of payable balance, from Tongshengle to zero after assessing the collectability.

(Note ii) On July 25, 2013, the Group entered in a letter for intent with Kunshan Venture to transfer the equity interest of Taishidian Holding, with consideration of RMB 234,500. The legal title of Taishidian Holding has been transferred to Kunshan Venture in July 2013, and the Group has no continuing involvement in Taishidian Holding since that. Management assessed the recoverable value with best estimation to be approximately RMB 110,000. Bad debt provision of RMB 124,500 was provided for the excessive portion and was included in the disposal loss in 2013. On February 6, 2015, the receivable balance of RMB 234,500 was transferred to Suzhou Hezhijia Investment Management Limited with a consideration of RMB 70,000. Therefore, the difference of RMB 40,000 between the carrying amount of RMB 110,000 and the consideration of RMB 70,000 was recognized as bad debt in 2014. Following the transfer, the gross balance of the receivable was reduced to RMB 70,000 from RMB 234,500. In February 2015, the Group received RMB 40,000 of the consideration. By the end of 2015, the Group had not collected the remaining balance. After assessing the collectability, management provided an allowance of RMB 30,000.

(Note iii) The balance represented the funding due from CEIHL pursuant to the Restructuring Plan. See Note 14 for details. The entire balance has been collected in February 2015.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB

Buildings	63,818	63,643
Capital lease of property	57,324	12,000
Motor vehicles	5,798	7,113
Office and computer equipment	92,721	87,067
Leasehold improvements	64,544	66,849
Sub-total	284,205	236,672
Less: accumulated depreciation	(135,043)	(141,690)
Add: construction in progress	110	-
Total	149,272	94,982

For the years ended December 31, 2013, 2014 and 2015, depreciation expenses of continuing operations were RMB 38,622, RMB 35,461 and RMB 25,048, respectively, which were recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses.

The capital leases of properties mainly represented prepaid long-term lease of Ambow Beijing campus and Shenyang K-12 School of which the original amounts were RMB 45,324 and RMB 12,000 respectively. The inception dates of the capital leases were March 1, 2012 and December 30, 2010 respectively. As at December 31, 2014 and 2015, the accumulated depreciations were RMB 7,241 and RMB 9,660 respectively. For the years ended December 31, 2013, 2014 and 2015, depreciation expenses were RMB 2,268, RMB 2,419 and RMB 2,419 respectively and recorded in cost of revenues.

For the year ended December 31, 2015, the Group recorded an impairment loss of RMB 38,814 regarding the capital lease of properties of Ambow Beijing Campus as it was not available for use.

As of December 31, 2015, the Group is in the process of applying for the building ownership certificates for certain buildings with a total net carrying value of approximately RMB 35,945.

9. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Gross carrying amount
Trade names	61,202	51,563
Student populations	38,380	38,380
Software	87,086	88,670
Customer relationships	5,270	5,270
Cooperative agreements	5,230	5,230
Favorable leases	63,237	63,237
Non-compete agreements	833	833
	261,238	253,183
Less: Accumulated amortization
Trade names	-	-
Student populations	(35,236)	(36,244)
Software	(82,016)	(87,145)
Customer relationships	(2,077)	(3,002)
Cooperative agreements	(2,529)	(2,537)
Favorable leases	(16,913)	(20,028)
Non-compete agreements	(310)	(833)
	(139,081)	(149,789)
Intangible assets, net
Trade names	61,202	51,563
Student populations	3,144	2,136
Software	5,070	1,525
Customer relationships	3,193	2,268
Cooperative agreements	2,701	2,693
Favorable leases	46,324	43,209
Non-compete agreements	523	-
	122,157	103,394

There was no impairment loss for the year ended December 31, 2013. For the year ended December 31, 2014, the Group recorded an impairment loss of RMB 30,167 including RMB 26,028 for trade names, and RMB 4,139 of software, which was related to Zhenjiang School due to the taken and using of intangible assets by a third party.

For the year ended December 31, 2015, the Group recorded an impairment loss of RMB 9,639 for trade names of a few entities of Tutoring and Career Enhancement segments, which were not fully recovered from continued ramifications of negative events in the year of 2015.

Amortization expenses for intangible assets of continuing operations amounted to RMB 22,586 , RMB 16,818 and RMB 10,707 for the years ended December 31, 2013, 2014 and 2015, respectively, of which RMB 5,581, RMB 3,118 and RMB 3,061 are included in cost of sales and the remaining is included in general and administrative expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the future annual periods is as follows:

Amount
RMB

2016	5,989
2017	4,429
2018	4,288
2019	4,203
2020	3,465
Thereafter	29,457
Total	51,831

10. GOODWILL

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2014 and 2015 were as follows:

	Better Schools			Better Jobs
		K-12		Career
	Tutoring	Schools	Subtotal	Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014	143,877	132,583	276,460	56,678	333,138
Goodwill impairment	(99,846)	(108,112)	(207,958)	(21,956)	(229,914)
Disposal of Zhongcheng (Note 24)	-	-	-	(1,718)	(1,718)
Goodwill balance deconsolidated (Note 25)	(17,775)	-	(17,775)	-	(17,775)
Foreign currency translation adjustments	353	344	697	113	810
Balance as of December 31, 2014	26,609	24,815	51,424	33,117	84,541
Foreign currency translation adjustments	417	410	827	620	1,447
Balance as of December 31, 2015	27,026	25,225	52,251	33,737	85,988

In 2015, the Group elected to start with the quantitative two-step process in the impairment test for goodwill. The management determined that the Income Approach, specifically the Discounted Cash Flow (“DCF”) method, is appropriate. Considering the fact that the Tutoring segment has been suffering from the negative publicity in the media and the business was facing big challenges with minimal cash monitoring, risk control and legal protection, management will gradually restore the control and growth of its business. For Career Enhancement segment, the management expected the revenues to gradually pick up in the following years. For K-12 segment, the management decided to use a flat and conservative growth rate. Other key assumptions besides cash flow projections included discount rates in the range from 16% to 17% and terminal growth rate of 3%. As a result of the above factors, fair value of each reporting unit was greater than its carrying amount, therefore the first step of goodwill impairment test was passed and no impairment loss was recognized for the year ended December 31, 2015. Goodwill impairment loss recognized in 2013 and 2014 was RMB nil and RMB 229,914, respectively.

11. OTHER NON-CURRENT ASSETS, NET

Other non-current assets consisted of the following:

	As of December 31
	2014	2015
	RMB	RMB

Prepaid long-term lease (Note i)	114,537	-
Others	6,460	5,097
Other non-current assets, net	120,997	5,097

Note (i) As of December 31, 2014, the balance included prepaid long-term lease of land portion of Ambow Beijing Campus with original amount of RMB 128,717. The lease of building portion of Ambow Beijing Campus was classified as property and accounted for as a capital lease. The lease of Ambow Beijing Campus, with lease period 25 years, started in 2012.

For the year ended December 31, 2015, the Group recorded an impairment loss of RMB 109,210 regarding the prepaid long-term lease of Ambow Beijing Campus as it was not available for use.

For the years ended December 31, 2013, 2014 and 2015, amortization expenses of continuing operations was RMB 5,388, RMB 5,327 and RMB 5,327, while the impairment loss was RMB 1,180, nil and RMB 109,210, respectively.

 12. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB

Advanced from disposal of subsidiaries (Note i)	135,000	-
Business tax, VAT and others	71,200	75,354
Payable balance with indemnity by Xihua Group (Note 6(ii))	49,800	49,800
Accrual for rental (Note 7 (i))	43,431	56,194
Payable to Zhenjiang Foreign Language School (Note 6(v))	36,770	36,770
Accrued payroll and welfare	33,156	33,998
Professional service fees payable	21,841	23,716
Current portion of consideration payable for acquisitions	15,927	2,258
Accrued Interest Payable	11,613	349
Receipt in advance	7,504	6,757
Amounts due to cooperating partners	5,374	5,491
Due to former owners (Note ii)	1,254	1,254
Payable to Jinghan Group (Note 23(c))	-	25,959
Others	50,334	49,457
Total	483,204	367,357

Note (i) The balance as of December 31, 2014 represented a deposit related to the disposal of Jinghan Group as part of the net consideration and the disposal was completed by April 8, 2015 (See Note 23(c)).

Note (ii) The balance included the amounts due to former owners of subsidiaries who were no longer classified as the Group's related parties (See Note 22).

13. SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

		As of December 31
		2014	2015
	Maturities	RMB	RMB
Unsecured short-term borrowings from third parties	February, 2014 to September, 2015	11,800	2,300
Unsecured short-term borrowings from individuals	October, 2013 to November, 2015	27,833	-
Total Short-term borrowings		39,633	2,300

The weighted average interest rate of short-term loans outstanding was 14.8% and 10.0% per annum as of December 31, 2014 and 2015. The fair values of the short-term loans approximate their carrying amounts. The weighted average short-term borrowings for the years ended December 31, 2014 and 2015 was RMB 81,953 and RMB 11,031, respectively.

The short-term borrowings incurred interest expenses for the years ended December 31, 2013, 2014 and 2015 amounting to RMB 6,247, RMB 25,057 and RMB 4,292, respectively. There was neither capitalization as additions to construction in progress nor guarantee fees for each of three years ended December 31, 2015.

As of the date of the issuance of the financial statements, amounting to RMB 2,300 of the above short-term borrowing has been overdue for repayment, which was still outstanding.

14. CONVERTIBLE LOAN

On June 12, 2012 and October 24, 2012, the Group finalized a loan agreement amounting to RMB 125,710 (US$ 20,000) (“Loan Agreement”) with International Finance Corporation (“IFC”), in which IFC granted the Group a convertible loan (“IFC C Loan”). IFC may at its option convert a minimum of $1,000 or its integral multiple of IFC C Loan in whole or in part, at any time prior to the fifth anniversary of the date of the first disbursement of the IFC C Loan, into Class A Ordinary Shares at the conversion price of $300 per ADS ($150 per ordinary share), subject to dilution protection adjustment and registration or an exemption from registration under the Securities Act.

IFC C Loan bears variable rate of 4.5% per annum above 6-month LIBOR, subject to step down provision as follow:

(i)	Within 12 months from the date of the Loan Agreement, 3.5% for future IFC C Loan interest payments if the Borrower’s ADSs trade at an average trading price of US$210.0 or above for any 3 consecutive months period; and

(ii)	At any time prior to the fifth anniversary of the date of the first disbursement of the IFC C Loan, 3% for future IFC C Loan interest payments if the Borrower’s ADSs trade at an average trading price of US$ 360.0 or above for any 4 consecutive months period.

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

Since the conversion price of the IFC C Loan exceeds the market price of the Company’s ordinary shares on the date of issuance, no portion of the proceeds from the issuance was accounted for as the beneficial conversion feature, and was treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component. Costs incurred by the Company that were directly attributable to the issuance of IFC C Loan amounting to approximately RMB 3,432(US$567), were deferred over loan period and being charged to the consolidated statements of operations and other comprehensive loss using the effective interest rate method. The issuance cost was fully charged as of December 31, 2014 as the IFC C loan was expired due to the Company triggering default event as mentioned below. The front fee paid to IFC amounting to RMB 4,924, were deferred over loan period and being treated as debt discount deducting the proceeds at inception and accretion during the loan period with effective interest method. The amortization of front fee was RMB 43, nil and nil for the years ended December 31, 2 013, 2014 and 2015, respectively.

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

As stated below, the Registration Rights Agreement was terminated and that no party to the Registration Rights Agreement would have any liability in respect of any breach of that agreement on or before the effective date.

First Amendment

On April 29, 2013, the Company signed an Amendment Agreement with IFC (the “First Amendment”), pursuant to which, the disbursed IFC C Loan will be repaid based on an agreed schedule before September 30, 2013. Management determines that the First Amendment was not qualified as debt extinguishment, in accordance with ASC Topic 470, since the present value of the cash flows under the terms of the amended debt instrument was less than 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.

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

Subject to the Second Amendment, a convertible loan, was comprised of IFC C Loan consisting of a principal amount of RMB 104,023 (US$17,000); and IFC D Loan consisting of a principal amount of approximately RMB 85,550 (US$13,981); and the other loans consisting of a principal amount of approximately RMB 104,139 (US$17,019). The entire amount of the convertible loan consisting of an aggregate principal amount of US$48,000 is convertible into an aggregate of 32,426,090 Class A Ordinary Shares. Accordingly, the conversion rate is US$ 1.480 per share.

The Maturity Date of these loans is 3 years after the date of the Effective Date, which is defined as the date of the discharge of the JPLs in accordance with the Restructuring Agreement. The interest rate is 3% per annum for any interest period and applied to the both loans. Under the Second Amendment and related financing documents, and under the IFC D Loan Facility, CEIHL assigned approximately RMB 30,595 (US$5,000) each of its commitments to Baring Private Equity Asia V Holding (4) limited (“Baring”) and SummitView.

According to the Second Amendment, the IFC C Loan was substantially amended by decreasing the conversion rate from US$ 150 per share to US$ 1.479 per share. As a result, the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) was substantially changed. According to ASC Topic 470, if it is determined that the original and new debt instruments are substantially different, and the new debt instrument shall be initially recorded at fair value, and that amount shall be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument. Therefore, the amended IFC C loan was initially recorded at fair value, amounting to RMB 254,169 (US$41,538) as of May 13, 2014. As comparing to the carrying value of original IFC C Loan consisting of a principal amount of RMB 104,023 (US$17,000) and accrued interest payable amounting to RMB 6,862 (US$1,121), a loss from extinguishment of debt with amounting to RMB 143,901 (US$23,417) was recognized in 2014.

Due to the fact that the Company was under provisional liquidation at the time of restructuring, favorable convertible loans, which were reflected in a lower conversion price as compared to the fair value of the Company’s ordinary share at the commitment date, was granted to new investors for the purpose of obtaining necessary funding to solve the liquidity issues. As of the commitment date, the fair value of the Company’s ordinary share in a fully diluted basis was US$ 3.465, while the conversion price was US$ 1.479. Accordingly, it had a beneficial conversion feature (“BCF”) that is in the money at the commitment date. According to ASC Topic 470, the BCF was measured initially at its intrinsic value, which was calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible. The intrinsic value of the BCF was recorded as loan discount and credited to additional paid-in capital at the initial recognition and amortized as interest expense from the date of issuance to the earliest conversion date.

In addition, if the intrinsic value of the BCF is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF shall be limited to the amount of the proceeds allocated to the convertible instrument. As a result, the discount of the convertible loan was limited to the proceeds of RMB300,574 (US$49,121).

On August 31, 2014, CEIHL entered a Share Interest Assignment Agreement (“Assignment Agreement”) with New Flourish Holding Limited (“New Flourish”), an entity control by CEO of the Company. Pursuant to the Assignment Agreement, CEIHL agreed to sell 5,678,963 shares at a favorable consideration of US$5,779 with payment schedule of 3 equal annual installments starting on August 31, 2016. The Company recorded it as share-based compensation expenses in the year 2014 amounting to RMB 94,360 (see Note 22).

On September 5, 2014, RMB 224,517 (US$ 36,692) of the convertible loan was converted into ordinary shares by CEIHL and SummitView, and the total 25,182,076 converted shares were issued. At the same date, CEIHL transferred 5,678,963 shares to New Flourish according to the Assignment Agreement. After that, CEIHL became the registered holder of 16,716,954 Class A Ordinary Shares, and SummitView became the registered holder of 2,786,159 Class A Ordinary Shares, while New Flourish became the registered holder of 5,678,963 Class A Ordinary Shares. At the conversion date, the converted portion of the remaining unamortized loan discount (loan premium) was recognized as interest expense, and the loan discount (loan premium) of the unconverted portion will continue to be amortized after the conversion. Nominal interest accrued but not paid was credited to the Company’s equity at the time of the conversion. The interest expenses from convertible loan, including the amortization of BCF, amounting to RMB 98,705 were recorded in the year ended December 31, 2014.

The principal of convertible loan before and after conversion as of September 5, 2014 are summarized in the following table:

	Before conversion	After conversion
	US$	US$

CEIHL	38,000	6,308
SummitView	5,000	-
Baring	5,000	5,000
Total amount	48,000	11,308

The convertible loan as of December 31, 2014 and 2015 are summarized in the following table:

	As of December 31
	2014	2015
	RMB	RMB

Principal IFC loan	69,760	-
Unamortized discount	(56,290)	-
Net carrying amount	13,470	-

On March 5, 2015, CEIHL and Baring converted US$6,308 and US$5,000 of the convertible loan and became the registered holder of 4,457,854 and 2,786,159 Class A Ordinary Shares, respectively. The interest expenses from convertible loan, including the amortization of BCF, amounting to RMB 56,549 were recorded in the year ended December 31, 2015.

The actual conversion rates of convertible loans from the lenders are summarized in the following table:

	Loan principal	Shares held through	Actual conversion rate
	US$	conversion	US$ per share

CEIHL	38,000	26,853,771	1.415
SummitView	5,000	2,786,159	1.795
Baring	5,000	2,786,159	1.795
Total convertible loan	48,000	32,426,089	1.480

 There was no impact on the consolidated financial statements regarding the accounting of convertible loan per the above actual conversion rate changes among the lenders.

15. ORDINARY SHARES

Upon completion of the Company’s initial public offering (“IPO”) in August 2010, 250,000 American depositary shares (“ADSs”) were issued through the IPO, and the selling shareholders offered an additional 105,907 ADSs. Each ADS represents two Class A Ordinary Shares, par value US$0.003 per share. 2,691,863 Class B Ordinary Shares were issued upon conversion of all convertible preferred shares at a par value of US$0.003 per share.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for the following:

(i)	Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes and is convertible to one Class A Ordinary Share at any time; and

(ii)	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances

Upon any sale, pledge, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder or an affiliate of the Company, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares without payment of additional consideration.

On June 3, 2013, the Company consummated the transactions provided for in a share purchase agreement dated April 28, 2013, an amendment to share purchase agreement as of May 24, 2013 and a supplementary agreement dated May 31, 2013 (collectively “SummitView SPA”), between the Company and SummitView, regarding the issuance and sale of 1,026,705 Class A Ordinary Shares of the Company to SummitView for a total purchase consideration of approximately RMB 128,035 (US$ 21,000) and the Company has received approximately RMB 60,969 (US$ 10,000) with RMB 67,066 (US$ 11,000) outstanding by the end of 2013.

 On May 5, 2014, 537,797 Class A Ordinary Shares was surrendered to the Company by SummitView and the related consideration receivable amounting to RMB 67,066 (US$ 11,000) was reversed accordingly.

On September 5, 2014, RMB 224,517 (US$ 36,692) of the convertible loan was converted into ordinary shares by CEIHL and SummitView, and the total 25,182,076 converted shares were issued. At the same date, CEIHL transferred 5,678,963 shares to New Flourish according to the Assignment Agreement. After that, CEIHL became the registered holder of 16,716,954 Class A Ordinary Shares, and SummitView became the registered holder of 2,786,159 Class A Ordinary Shares, while New Flourish became the registered holder of 5,678,963 Class A Ordinary Shares

As of December 31, 2014, there were 27,552,058 and 2,984,775 Class A and Class B Ordinary Shares issued and outstanding, respectively.

On October 14, 2014, the Board of Directors granted the restricted stock to each member of the Board who is not an employee of the Group. The number of shares of restricted stock subject to each award was 135,227, which was determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. Total numbers of shares of restricted stock were 811,359. The awards shall vest at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. During 2014 and 2015, 169,033 and 270,453 shares of restricted stock were vested respectively, and 424,459 of the vested shares were issued to the board members in 2015.

On January 21, 2015, Spin-Rich Ltd., a British Virgin Islands company that is wholly owned by Dr. Jin Huang, converted all of its 420,000 Class B Ordinary Shares into Class A Ordinary Shares on a one for one basis. Prior to the conversion, the holders of Class A Ordinary Shares and Class B Ordinary Shares voted together on all matters submitted to a vote and each Class B Ordinary Share was entitled to ten (10) votes. As an affiliate of Spin-Rich, Ltd., upon the conversion of Spin-Rich, Ltd.’s Class B Ordinary Shares, Dr. Huang’s ownership of Class B Ordinary Shares was reduced below 5%. As a result, in accordance with the Company’s Memorandum & Articles of Association, all of the outstanding Class B Ordinary Shares held by shareholders other than Spin-Rich, Ltd., were automatically converted into Class A Ordinary shares on a one-for-one basis. As a result, the Company only has Class A Ordinary Shares issued and outstanding.

On March 5, 2015, CEIHL and Baring converted US$6,308 and US$5,000 of the convertible loan and became the registered holder of 4,457,854 and 2,786,159 Class A Ordinary Shares, respectively.

On May 18, 2015, the Board of Directors granted the restricted stock 86,473 shares to existing employees whose old options have expired by their terms. All restricted stock subject to this award shall fully vest as of May 18, 2015. During 2015, 59,872 of the vested shares were issued to existing employees whose old options have been expired.

On May 18, 2015, the Board of Directors granted the restricted stock 510,000 shares to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. During 2015, no shares of restricted stock were vested and no vested shares were issued.

On September 4, 2015, the Company completed a 1-for-30 Reverse Stock Split of its issued and outstanding Class A Ordinary Shares and ADSs. The ratio of ADS to Class A Ordinary Shares remained the same: one to two.

On November 8, 2015, 4,708,415 of the Company’s Class A Ordinary shares were converted to Class C Ordinary shares, which have super-majority voting rights. The Class C Shares are entitled to ten votes on all matters subject to vote at general meetings of the Company.

As of December 31, 2015, there were 33,556,762 and 4,708,415 Class A and Class C Ordinary Shares issued and outstanding, respectively.

All shares outstanding for all periods reflect the Company’s 1-for-30 reverse stock split, which was effective on September 4, 2015.

16. SHARE BASED COMPENSATION

2005 Share Incentive Plan

On February 4, 2005, the Group adopted the 2005 Share Incentive Plan, or the “2005 Plan”, under which the Group may grant options to purchase up to 50,000 ordinary shares of the Company to its employees, outside directors and consultants. The Board of Directors subsequently raised the number of options to be granted to 676,078 shares on November 14, 2008. Following the Company’s IPO, the Company no longer grants any awards under the 2005 plan. However, the 2005 plan will continue to govern the terms and conditions of any outstanding awards previously granted there under. In the event that any outstanding option or other right for any reason expires, is cancelled, or otherwise terminated, the shares allocable to the unexercised portion of the 2005 Plan or other right shall again be available for the purposes of the 2005 Plan.

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

The 2005 Plan was approved and will terminate automatically 10 years after its adoption, unless terminated earlier at the Board of Directors’ discretion. Option awards are granted with an exercise price determined by the Board of Directors; those option awards generally vest based on 4 years of continuous service and expire in 10 years. As of December 31, 2015, all option awards of the 2005 Plan were expired.

2010 Equity Incentive Plan

On June 1, 2010, the Group adopted the 2010 Equity Incentive Plan, or the “2010 Plan”, which became effective upon the completion of the IPO on August 5, 2010. The 2010 Plan allows the Company to offer a variety of incentive awards to employees, outside directors and consultants. Under the plan, the Group may grant up to 633,333 Class A Ordinary Shares of the Company to its employees, outside directors and consultants, plus (i) any shares that, as of the completion of the IPO, have been reserved but not issued pursuant to awards granted under the 2005 Plan and are not subject to any awards granted there under, and (ii) any shares subject to awards granted under the 2005 Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Plan that are forfeited to or repurchased by the Company, with the maximum number of shares to be added to the 2010 Plan pursuant to clauses (i) and (ii) above equal to 333,333 Class A Ordinary Shares; provided, however, that there shall be an annual increase on the first day of each fiscal year beginning with the 2011 Fiscal Year, in an amount equal to the least of (i)833,333 Class A Ordinary Shares, (ii) 5% of the outstanding Class A Ordinary Shares on the last day of the immediately preceding fiscal year or (iii) such number of Class A Ordinary Shares determined by the Board of Directors. In the event that any outstanding option or other right for any reason expires, is cancelled, or otherwise terminated, the shares allocable to the unexercised portion of the 2010 Plan or other right shall again be available for the purposes of the 2010 Plan.

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

Share options

As of December 31, 2014 and 2015, options granted to employees to purchase 359,152 and 319,229 ordinary shares and to non-employees to purchase 68,121 and 68,121 ordinary shares were outstanding, and options to purchase 767,630 and 808,445 ordinary shares were still available for future grants. It is the Company’s policy to issue new shares upon share option exercise.

A summary of the share option activity as of December 31, 2013, 2014 and 2015 is as follows:

	Year ended December 31, 2013				Year ended December 31, 2014				Year ended December 31, 2015
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		RMB		RMB		RMB		RMB		RMB		RMB

Outstanding at beginning of year	538,444	549.00	5.9	29,114	450,670	506.70	4.54	10,940	427,273	503.40	3.49	175
Granted	-	-	-	-	-	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-	-	-	-	-	-
Forfeited or expired	(87,774)	629.40	-	54,430	(23,397)	688.50	-	-	(39,923)	3.08	-	-
Outstanding at end of year	450,670	506.70	4.54	10,940	427,273	503.40	3.49	175	387,350	3.08	2.59	3,836
Exercisable at end of year	430,893	494.40	4.43	10,940	422,641	501.60	3.45	64	387,350	3.08	2.63	1,435
Expected to be vested	3,983	782.70	7.2	-	4,032	609.30	6.69	-	-	-	-	-

On June 26, 2015, the Company offered its employees (including officers) the opportunity to exchange all outstanding options to purchase shares of the Company’s Class A ordinary shares granted under our 2005 Plan and granted on or prior to November 19, 2011 under our 2010 Plan, that have an exercise price per share greater than $0.4749 (equals to RMB 3.08, the “Eligible Options”), which price is based upon the 30 days’ average trading price of the Company’s Class A ordinary shares as of May 11, 2015, as approved by the company’s board members, for new options to be issued under our 2010 Plan. Each Eligible Option would be exchanged on a one-for-one basis, for the grant of a new option to purchase shares of the Company’s Class A ordinary shares under the 2010 Plan. By December 31, 2015, all options outstanding were granted under 2010 Plan. Incremental share-based compensation expenses regarding exchange of share options recognized in 2015 was amounting to RMB 5,238.

A summary of unvested options under the employee share option plan as of December 31, 2015, and changes during the year then ended is presented as follows:

	Year ended December 31, 2015
	Shares	Weighted Average Grant-date fair value
		RMB

Unvested at January 1, 2015	4,632	300.97
Granted	-	-
Vested	(3,652)	337.43
Forfeited	(980)	345.34
Unvested at December31, 2015	-	-

Management of the Group is responsible for determining the fair value of options granted and have considered a number of factors when making this determination, including valuations. The Group has not granted options during the year 2014 and 2015.

The Company estimates the forfeiture rate to be 19%, 20% and 20% for the shares options granted as of December 31, 2013, 2014 and 2015, respectively.

The Company recorded share-based compensation expenses (reversals) of RMB 22,826, RMB 5,110 and RMB (3,645) during the years ended December 31, 2013, 2014 and 2015, respectively, attributed based on a straight-line basis over the requisite service period for the entire award, adjusted by forfeiture rate. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the years ended December 31, 2013, 2014 and 2015. Total fair values of option vested were RMB 18,936, RMB 4,787 and RMB 83 for employees and RMB 203, RMB 94 and RMB 4 for non-employees during the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, all share options were vested.

Restricted stock awards

On October 14, 2014, the Board of Directors granted the restricted stock to each member of the Board who is not an employee of the Group. The number of shares of restricted stock subject to each award shall be determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. Total numbers of shares of restricted stock were 811,359. The awards shall vest at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. As of December 31, 2014 and 2015, 169,033 and 270,453 shares were vested respectively. In 2014 and 2015, nil and 424,459 shares were issued to the members of the Board respectively.

On May 18, 2015, the Board of Directors granted 86,473 shares of the restricted stock to existing employees whose old options have expired by their terms. All restricted stock subject to this award shall fully vest as of May 18, 2015. In 2015, 59,872 shares were issued to existing employees whose old options were expired.

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the grant date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. As of December 31, 2015, no shares of the restricted stock have been vested.

A summary of the restricted stock awards as of December 31, 2014 and 2015 is as follows:

	Years ended December 31, 2014
	Shares	Grant-date fair value	Weighted Average Remaining Contractual Term
		RMB
Outstanding at beginning of year	-	-	-
Granted	811,359	21.20	3.00
Issued	-	-	-
Forfeited or expired	-	-	-
Outstanding at end of year	811,359	21.20	2.63
Shares vested but not issued at end of year	169,033	21.20	-

	Years ended December 31, 2015
	Shares	Grant-date fair value	Weighted Average Remaining Contractual Term
		RMB
Outstanding at beginning of year	811,359	21.20	2.63
Granted	596,473	20.32	4.00
Issued	484,331	-	-
Forfeited or expired	61,979	20.32	1.38
Outstanding at end of year	861,522	21.94	2.59
Shares vested but not issued at end of year	41,628	20.64	-

The Company recorded share-based compensation expenses of RMB 3,584 and RMB 9,076 for the restricted stock awards for the years ended December 31, 2014 and 2015, respectively, and the unrecognized share-based compensation expenses was amounting to RMB 13,619 and RMB 15,725 as of December 31, 2014 and 2015, respectively.

17. TAXATION

a.	Value added tax (“VAT”)

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

As of December 31, 2014 and 2015, the payable balances for VAT were RMB 29,690 and RMB 30,590, respectively.

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

As of December 31, 2014 and 2015, the payable balances for business tax were RMB 25,132 and RMB 27,168, respectively.

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

PRC

Significant components of the provision for income taxes on earnings for the years ended December 31, 2013, 2014 and 2015 are as follows:

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Current:
PRC	2,992	13,537	8,562
Deferred:
PRC	(13,416)	(12,402)	(127,525)

Provision for income tax expenses (benefits)	(10,424)	1,135	(118,963)

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

CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE to its immediate holding company outside of PRC. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company satisfies the criteria of beneficial owner as set out in Circular Guoshuihan [2009] No. 601. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a circular which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the CIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to CIT Law and CIT Implementing Regulations, a tax resident enterprise is an entity incorporated in the PRC, or incorporated outside the PRC but its “place of effective management” is in the PRC. The Company assessed and concluded that it does not satisfy the definition of a tax resident enterprise. The Company has further determined that its FIEs in PRC will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIEs in PRC for the years ended December 31, 2013, 2014 and 2015.

Ambow Online was recognized as a “Software Enterprise” and a “High and New Technology Enterprises”, and was exempted from income tax on its profits for 2008 and 2009, and is subject to a 50% reduction in income tax rate from 2010 to 2012.Applicable tax rate for Ambow Online is 12.5% from 2010 to 2012. As a High and New Technology Enterprise, Ambow Online is eligible to enjoy a preferential tax rate of 15% since 2013, but such preferential tax treatment is subject to the tax authority’s annual inspection. The “High and New Technology Enterprises” certificate of Ambow Online has been expired in 2014, and the Company has no intention to renew the certificate, Ambow Online was subject to an income tax rate of 25% since 2014.In August 2014, the in charge tax bureau of Ambow Online issued Circular Haiguoshuibatong[2014]08004, canceling the preferential tax treatment of Ambow Online and wanted to claw back the income tax in 2011 in the amount of RMB 7,278 and the corresponding late payment interest in the amount of RMB 3,435 as of December 2014. In November 2014, Ambow Online filed an administrative lawsuit to Beijing Haidian District Court, with the Eighth Tax Office of National Tax Bureau in Beijing Haidian District as the defendant. The claim was to revoke the tax notice. On March 13, 2015, the court ruled that the lawsuit was rejected. If the plaintiff refuses to accept the ruling, appeal can be filed within 10 days of the receipt of the ruling. On March 20, 2015, the Company has filed an appeal on Beijing First Intermediate People's Court. In June 2015, the Court ruled that the lawsuit was rejected. A late payment interest of RMB 1,328 has been recognized for the loss contingency as of December 31, 2015.

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

CIT Law includes specific criteria that need to be met by an entity to qualify as a not-for-profit organization in order to be exempted from corporate income tax. In January 2014, the MOF and SAT jointly issued the “Circular on Management Issues Concerning Not-for-Profit Organizations’ Eligibility for Tax Exemption” in Circular Caishui [2014] No. 13.This circular set out further clarification of the requirements for not-for-profit organizations, and stipulated that only not-for-profit organizations certified jointly by finance and taxation authorities are entitled to tax exemption, and the circular shall be implemented as of January 1, 2013. However, as of December 31, 2015 the detailed implementation guidance has not been provided to local tax authorities on how to apply these changes to schools and colleges. The Group has recognized income tax payable for the above unrecognized tax benefits because the obligation was considered probable. Please see Note 17(d) for the movement of uncertain tax position.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31
	2014	2015
	RMB	RMB
Deferred tax asset
Accrued expense	10,406	8,191
Allowance for doubtful accounts	75,104	73,475
Tax loss carried forward	438,471	436,586
Deferred advertising expense	14,653	13,579
Impairment of long-lived tangible assets	29,759	27,046
Others	4,315	5,384
	572,708	564,261
Valuation allowance	(539,704)	(530,358)
Deferred tax asset, net	33,004	33,903

Deferred tax liabilities
- Unrecognized valuation surplus and deficit -acquisition	77,825	77,825
- Unrecognized valuation surplus and deficit — Decrease due to amortization and impairment	(49,959)	(53,644)
- Tax non deducted long-lived assets	53,043	53,043
- Tax non deducted long-lived assets-decrease due to amortization and impairment	(13,251)	(53,043)
- Unrealized profit of short-term investments	-	521
- Others	-	1,019
Total deferred tax liabilities	67,658	25,721

All the deferred tax liabilities and assets were retrospectively adjusted in the financial statements to reflect the accounting principle amendment that requires deferred tax liabilities and assets be classified as noncurrent in a classified consolidated balance sheets.

The following represents the amounts and expiration dates of operating loss carried forwards for tax purpose:

Amount
RMB
2016	39,344
2017	517,264
2018	366,188
2019	116,712
2020 and thereafter	708,032
Total	1,747,540

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2013	2014	2015
	RMB	RMB	RMB
Balance at beginning of the year	341,632	444,946	539,704
Allowance made during the year	103,314	128,002	30,873
Allowance resulting from the reconsolidation of previously deconsolidated entities	-	-	1,352
Reversals	-	(33,244)	(41,571)
Balance at end of the year	444,946	539,704	530,358

Reconciliation between total income tax expense and the amount computed by applying the weighted average statutory income tax rate to income before income taxes is as follows:

	Year ended December 31,
	2013	2014	2015
	%	%	%
Weighted average statuary tax rate	25%	25%	25%
Tax effect of non-deductible expenses	(6)%	(1)%	0%
Tax effect of tax-exempt entities	(6)%	(12)%	(9)%
Tax effect of disposed entity	0%	0%	13%
Tax penalty	0%	(1)%	0%
Changes in valuation allowance	(11)%	(13)%	2%
Effective tax rate	2%	(2)%	31%

d.	Uncertain tax positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of December 31,
	2013	2014	2015
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	16,740	14,930	15,011
Increases related to current tax positions	1,395	565	4,948
Addition from the consolidation of previously deconsolidated subsidiaries	-	-	3,689
Decrease due to deconsolidation	(3,205)	(484)	-
Unrecognized tax benefits, end of year	14,930	15,011	23,648

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC Topic 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. For the years ended December 31, 2013, 2014 and 2015, there are RMB 1,395, RMB 565 and RMB 4,948 unrecognized tax benefits that if recognized would affect the annual effective tax rate. The Group does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2015.

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

18. NET INCOME/LOSS PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Numerator:
Numerator for basic loss from continuing operations per share	(559,150)	(1,018,547)	(277,048)
Numerator for basic income (loss) from discontinued operations per share	(347,668)	(58,266)	340,787
Numerator for diluted loss from continuing operations per share	(559,150)	(1,018,547)	(277,048)
Numerator for diluted income (loss) from discontinued operations per share	(347,668)	(58,266)	340,787
Denominator:
Denominator for basic and diluted income (loss) per share weighted average ordinary shares outstanding	5,464,760	13,928,048	36,848,816
Basic and diluted loss per share- continuing operations	(102.32)	(73.13)	(7.52)
Basic and diluted income (loss) per share- discontinued operations	(63.62)	(4.18)	9.25

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the period. Due to the loss from continued operations for the periods, approximately 450,670, 1,238,632, and 1,248,873 share options and restricted shares were excluded from the calculation of diluted net income (loss) per share for the years ended December 31, 2013, 2014 and 2015, respectively, because the effect would be anti-dilutive.

19. COMMITMENTS AND CONTINGENCIES

Operating leases

The Group leases offices and classrooms under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases as of December 31, 2015 were as follows:

Amount
RMB

2016	17,377
2017	10,799
2018	10,149
2019	8,668
2020	8,049
Thereafter	60,862
Total	115,904

Rent expense for all cancelable and non-cancelable leases including continued and discontinued operation were approximately RMB 173,342, RMB143,499 and RMB 54,939 for years ended December 31, 2013, 2014 and 2015, respectively.

Contingencies

1)	Skillsoft

In April 2012, Skillsoft Asia Pacific Pty Ltd. (“Skillsoft”) filed a statement of claim (HCCL19/2013) against the Company in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. The complaint seeks a declaration that the contract between the Company and Skillsoft remains in full force and effect as well as monetary damages, interest and costs. On December 12, 2013, the Hong Kong court has ordered a summary judgment in favor of Skillsoft for US$0.6 million being the Quarterly Prepayment License Fee for the 4th quarter of 2011 with respect to HCCL 19/2013.In addition, Skillsoft filed two claims: a) HCCL20/2013 on June 6, 2013, seeking a payment of US$2.5 million for breach of the contract and US$2.0 million in respect of invoices for pre-paid licensing fees; b) HCCL31/2013 on October 21, 2013 seeking a payment of US$2.0 million for breach of the contract. A without prejudice offer for settlement was made on June 18, 2014: the Company pays to Skillsoft the sum of US$0.6 million with interest (US$0.1 million as at June 12, 2014) and costs (estimated at HK$0.4 million). Subsequently the offer of settlement was not accepted by Skillsoft prior to expiry on July 3, 2014 and has accordingly lapsed. On March 20, 2015, the Honorable Mr. Justice Anthony Chan ordered that HCCL19, 20 and 31/2013 be consolidated and proceed as a single action. The claim then was made by Skillsoft for a consolidated sum of US$7.3 million. As of December 31, 2014, the Company has paid US$0.8 million to settle the judgment of HCCL19/2013 made on December 12, 2013. On April 17, 2015 a Re-Amended Statement of Claim was served by Skillsoft in the consolidated action. Additionally, Skillsoft now seeks indemnity for breaches (1) that Ambow failed to use reasonable commercial efforts to market, demonstrate and distribute Skillsoft’s products (2)indemnity for the appointment, by Ambow of re-sellers, sub-distributors and agents without Skillsoft’s express prior permission and (3) an order for specific performance for Ambow to provide Sales Reports for each month in 2012 and 2013 and make available for inspection and audit all accounting, sales, and customer service books and records of Ambow from April 30, 2008 to the date of application (the “Inspection Claims”).

On January 12, 2016, the Company successfully resisted Skillsoft’s application for summary judgment for the Inspection Claims.

The action is currently stayed for the purpose of mediation until April 28, 2016 and the parties are arranging for mediation. The Company also believes that it is too early to assess the potential outcome of these claims as no particulars of these claims have been provided by Skillsoft yet.

2)	Changsha K-12

In February 2013, Changsha K-12 Experimental School was involved in a civil lawsuit in Hunan Province High Court, a cooperation dispute on host right of Changsha K-12 Experimental School, amounting to RMB 167,990 as the plaintiff’s claim. On November 13, 2014, Hunan Province High Court made the decision that all the claims of the plaintiff were overruled. The case has been appealed to the Supreme Court of PRC in June 2015. Now the Company is waiting for the court notice of the second instance. As management assessed the result of second instance will consistent with the first instance, therefore no expenses were accrued for this case.

3)	Ambow Online Administrative Lawsuit

In November 2014, Beijing Ambow Online Software Company Ltd. filed an administrative lawsuit to Beijing Haidian District Court, with the Eighth Tax Office of National Tax Bureau in Beijing Haidian District as the defendant. The Tax Bureau made a tax notice on August 18th, 2014 that the Company’s preferential tax qualification for the year 2011 was cancelled because of tax evasion in 2011 and the Company needed to pay the enterprise income tax already exempted, which was RMB 7,278. Until December 31st, 2014, the overdue fee has been accrued to RMB 3,435 and the total amount to be paid has been accrued to RMB 10,713, the claim is to revoke the tax notice. On March 13th, 2015, the court ruled that the lawsuit was rejected. If the plaintiff refuses to accept the ruling, appeal can be filed within 10 days of the receipt of the ruling. On March 20, 2015, the Company has filed an appeal on Beijing First Intermediate People's Court. On June 19, 2015, the court rejected the appeal and maintained the first instance ruling. The overdue fee in the amount RMB 1,328 was accrued for the year ended December 31, 2015, and an income tax payable of RMB 12,041 has been recognized for the loss contingency as of December 31, 2015.

4)	Class Action Lawsuit

On June 11, 2012, the Company was named as a defendant in a putative securities class action filed in the U.S. District Court for the Central District of California. The complaint also named as defendants current officer of Ambow, Jin Huang, and former officer Paul Chow. On June 22, 2012, a second putative securities class action complaint was filed in the Central District of California against Ambow, Chow and Huang. On November 19, 2012, the Judge issued an order consolidating the two cases and appointing Tianqing Zhang as lead plaintiff. On February 18, 2013, plaintiffs filed a consolidated amended complaint against Ambow and eight individual defendants, sought recovery on behalf of all persons and entities that purchased or otherwise acquired Ambow’s American Depositary Shares on the New York Exchange from the date of its initial public offering on August 5, 2010 through July 5, 2012 for allegedly false and misleading statements concerning Ambow’s operations and financial results in the Company’s public filings with the U.S. Securities and Exchange Commission. On May 3, 2013, plaintiffs filed a second consolidated amended Complaint. On March 17, 2014, plaintiffs filed a third amended complaint asserting the same claims against the same defendants. On March 24, 2014, Judge entered a scheduling order pursuant to which defendants’ motions to dismiss the third amended complaint are due by May 19, 2014. On or around May 12, 2014, counsel for the parties agreed upon the principal terms of a settlement. The settlement provides for a total payment of RMB 9,080 (US$ 1,500) by the Company’s insurer to the plaintiff class, in exchange for complete dismissal and release of all claims that were or could have been asserted in the action against the Company and named defendants. At the final approval hearing, held on March 16, 2015, Plaintiffs reported that they had not received any objections to the proposed settlement, not any request from individuals to be excluded from the settlement class. At the hearing, the Court granted Plaintiffs’ motion for final approval of the class action settlement and attorney fees and costs, thereby terminating this litigation subject to the payment of the settlement amount. By the date of issuance of this report, the class action and attorney fees and costs were duly settled.

5)	Shenyang K-12

In March 2015, Shenyang K-12 filed a civil law suit to Shenyang First Intermediate People's Court of Liaoning Province, against its minority shareholders, as the co-defendants, to seek indemnification with interest and other related costs. The co-defendants have misappropriated of the tuition collected from students and the Company has provided bad debt allowance accordingly in 2014. On February 19, 2016, the trial was held on Shenyang First Intermediate People's Court of Liaoning Province. The Company is waiting for the court rule of the trial and it was too early to make an estimate of result.

20. SEGMENT INFORMATION

The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

The Group’s chief operating decision maker (“CODM”) has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Group. Based on management’s assessment, the Group has determined that it has three operating segments which are Tutoring, K-12 Schools and Career Enhancement. These three operating segments are also identified as reportable segments. The reportable segments of tutoring and K-12 schools are grouped under the “Better Schools” division because the segments offer programs and education services using a standards-based curriculum that enables students to improve their academic results and educational opportunities. The reportable segments of career enhancement was classified under the “Better Jobs” division because the segments offer services and programs that facilitate post-secondary students to obtain more attractive employment opportunities.

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

For the year ended December 31, 2013

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	157,401	183,675	341,076	195,435	536,511
Cost of revenues	(126,247)	(120,793)	(247,040)	(114,533)	(361,573)
Gross profit	31,154	62,882	94,036	80,902	174,938

For the year ended December 31, 2014

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	68,203	168,244	236,447	175,551	411,998
Cost of revenues	(52,728)	(115,416)	(168,144)	(105,892)	(274,036)
Gross profit	15,475	52,828	68,303	69,659	137,962

For the year ended December 31, 2015

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	54,888	186,747	241,635	154,080	395,715
Cost of revenues	(41,048)	(116,819)	(157,867)	(88,078)	(245,945)
Gross profit	13,840	69,928	83,768	66,002	149,770

The Group primarily operates in the PRC. Substantially all the Group’s long-lived assets are located in the PRC.

21. PRC CONTRIBUTION AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contributions. The total contributions for such employee benefits were RMB 46,560, RMB 31,896 and RMB 28,085 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

The following table presents the Group’s appropriations to the general reserve fund, statutory surplus reserve and education development reserve as of December 31, 2014 and 2015:

	As of December 31,
	2014	2015
	RMB	RMB

General and statutory surplus reserve	59,079	59,307
Education development reserve	21,698	21,698
Total	80,777	81,005

22. RELATED PARTY TRANSACTIONS

a.	Transactions

The Group entered into the following transactions with related parties:

	Years ended December 31,
Transactions	2013	2014	2015
	RMB	RMB	RMB
Borrowing from an entity controlled by minority shareholder of Shenyang K-12 (Note i)	1,100	-	-
Borrowings from/(repayments to) Executive Principal of Ambow Research Center – Gao Shoubai (Note ii)	3,960	-	(3,960)
Loan to/(collection from) Vice President - Xie Xuejun (Note iii)	-	2,770	(1,670)
Borrowing from/(repaid to) Vice President - Xie Xuejun (Note iv)	850	500	(1,350)
Loan to General Manager of Beijing SIWA Century Zhisheng Education Technology Co., Ltd. (“Century Zhisheng”) - Bu Lixiang (Note iii)	-	10	199
Loan to Suzhou Chengpingheng Software Engineering Co., Ltd , an entity controlled by Bu Lixiang, General Manager of Century Zhisheng (Note v)	-	-	138
Borrowing from General Manager of Century Zhisheng - Bu Lixiang (iv)	-	3,143	1,089
Borrowing from Shandong Shichuang Software Engineering Co., Ltd., an entity controlled by Executive Principal of Ambow Research Center, Gao Shoubai (Note v)	-	3,430	-
Loan to Chief Operating Officer- Chiao-Ling Hsu (Note iii)	-	-	400
Others	5	-	-

Note (i) Borrowing from an entity controlled by minority shareholder of Shenyang K-12 was RMB nil as of December 31, 2014 and 2015 which was due to the minority shareholder of Shenyang K-12 was no longer related party of the Group.

Note (ii) Due to the shortage of working capital, the Company borrowed funds from management personnel Gao Shoubai. The borrowing of RMB 2,000 from Gao Shoubai was with a maturity date on February 7, 2014 and noninterest bearing; RMB 1,960 was with a maturity date on December 8, 2013 and bearing interest at 24% per annum. The borrowings of RMB 3,960 were repaid to Gao Shoubai in the year ended December 31, 2015.

Note (iii) The loans were to management for operation purpose.

Note (iv) The borrowings were made from management for operation purpose. The borrowings of RMB 3,143 and 1,089 from Bu Lixiang in 2014 and 2015 were noninterest bearing. The borrowings of RMB 850 and 500 from Xie Xuejun in year 2013 and 2014 were bearing interest at 10% per annum, and fully repaid in 2015.

Note (v) The loans to and/or borrowings from entities controlled by of management were made for operation purpose without interest bearing and maturity date.

b.	The Group had the following balances with related parties:

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
Relationship	2014	2015	2014	2015
	RMB	RMB	RMB	RMB
Executive Principal of Ambow Research Center - Gao Shoubai (Note 22 a (ii))	-	-	3,960	-
Vice President - Xie Xuejun (Note 22 a (iii) & (iv))	2,770	1,100	1,350	-
General Manager of Century Zhisheng - Bu Lixiang (Note 22 a (iv))	10	209	3,143	4,232
Entity controlled by General Manager of Century Zhisheng, Bu Lixiang - Suzhou Chengpingheng Software Engineering Co., Ltd (Note 22 a (v))	-	138	-	-
Entity controlled by Executive Principal of Ambow Research Center, Gao Shoubai - Shandong Shichuang Software Engineering Co., Ltd. (Note 22 a (v))	-	-	3,430	3,430
Chief Operating Officer-Chiao-Ling Hsu (Note 22 a (iii))	-	400	-	-
	2,780	1,847	11,883	7,662

c.	Principal shareholder transaction

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

To secure Campus’ obligations under the Participation Agreement, Campus entered into a charge (the “Campus Share Charge”) in favor of Spin-Rich Ltd (“Spin-Rich”), a British Virgin Islands company that is wholly owned by Dr. Jin Huang, the president and chief executive officer of the Company, over 60,606 Class A Ordinary Shares that Campus may acquire from time to time after the date of the Campus Share Charge to secure Campus’ obligations under the Participation Agreement, including, without limitation, Campus’ obligations to share with Dr. Huang its investment return on the Class A Ordinary Shares in accordance with the terms of the Participation Agreement. Spin-Rich in turn entered into a charge over 202,592 Class B Ordinary Shares of the Company that it owns in favor of Campus to secure Campus’ agreed-upon minimum return on its investment. Spin-Rich shall be entitled to exercise all voting and/or consensual powers pertaining to the Class B Ordinary Shares and dividends or other distributions received thereon by Spin-Rich or any part thereof charged in favor of Campus unless and until enforcement event occurs.

Between November 9, 2011 and January 25, 2012, Campus purchased an aggregate of 398,153 Class A Ordinary Shares equivalent of the Company through privately negotiated transactions or in open market transactions. The aggregate consideration paid was RMB 311,505 (US$ 50,000). None of the sellers in the privately negotiated transactions were the employees of the Company.

Management has assessed the accounting treatment for this transaction and believes that it should be accounted for as a share base compensation pursuant to FASB ASC Topic 718.The fair value of the combined terms of the Participation Agreement was approximately RMB 215,274 (US$ 34,554), which would be recognized as compensation expense on a straight-line basis over a period from January 2012 to October 2015, which is the expected expiration date. RMB 53,769 (US$ 8,882), RMB 54,311 (US$ 8,876) and RMB 44,686 (US$ 7,222) expenses were recognized for the years ended December 31, 2013, 2014 and 2015, respectively.

d.	Share Interest Assignment between CEIHL and New Flourish

On August 31, 2014, CEIHL entered a Share Interest Assignment Agreement with New Flourish, an entity control by CEO of the Company. Pursuant to the Assignment Agreement, CEIHL agreed to sell 5,678,963 shares at a favorable consideration of US$5,779 with payment schedule of 3 equal annual installments starting on August 31, 2016. If the Company fails to file the annual report of Form 20-F for the year 2014 on or before the date in compliance with the Security Act, CEIHL has a right to repurchase 433,333 shares at the same price from New Flourish.

On September 5, 2014, CEIHL converted US$31,692 of the convertible loan and transferred 5,678,963 Class A Ordinary Shares to New Flourish.

Management has assessed the accounting treatment for this transaction which was regarded as one time settlement awards to Company’s senior management for past contribution to the Group and management believes that it should be accounted for as a one off share-based compensation pursuant to FASB ASC Topic 718. The discounted total consideration is US$ 4,257. The fair value of the Company’s ordinary shares was US$19,678 based on equity value US$ 3.465 per share, and the difference between the fair value of the consideration and Company’s ordinary shares was RMB 94,360 (US$15,421). The amount was recognized in full as one-off share-based compensation expense in 2014, since the Form 20-F for the year ended December 31, 2014 was timely filed in compliance with the Security Act.

23. DISCONTINUED OPERATIONS

a.	Disposal of Taishidian Holding

On July 25, 2013, the Company entered into a sale and purchase agreement to dispose of its 70% interest in Taishidian Holding to “Kunshan Venture”, with consideration of RMB 234,500 in cash and a waiver of RMB 143,233 due from with Taishidian Holding. As of December 31, 2013, management assessed the recoverable value with best estimation to be approximately RMB 110,000. Bad debt provision of RMB 124,500 was provided for the excessive portion and was included in the disposal loss. The sale was completed in the end of 2013.

On the date of February 6, 2015, the Company entered into an agreement to transfer the consideration of RMB 234,500 to Suzhou Hezhijia Investment Management Limited with RMB 70,000. By the end of 2015, the Company received RMB 40,000, and provided RMB 30,000 a bad debt allowance as the collectability was remote. For details see Note 7 (ii).

b.	Disposal of 21st school

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

c.	Disposal of Jinghan Group

On November 10, 2014, the Company entered into a sale and purchase agreement to dispose of all its interest in Jinghan Group to a third party, with net consideration of RMB 500,000 in cash, and with a waiver of RMB 18,195 receivables due from Jinghan group by the Company. Besides the receivables being waived, the Company had RMB 122,822 receivables due from and RMB 25,959 due to Jinghan Group by different subsidiaries. After assessing the collectability, the Company provided an additional bad debt allowance of RMB 96,863 by reducing the net receivable balances, after netting of payable balances, due from Jinghan Group to zero. The disposal of Jinghan Group resulted in an income of RMB 343,912 for the year ended December 31, 2015. The disposal of Jinghan Group was completed by April 8, 2015. Consideration of RMB 500,000 was received fully by the end of year ended December 31, 2015.

The assets and liabilities of Jinghan Group are included in the captions “Assets classified as held for sale” and “Liabilities classified as held for sale”, in the accompanying consolidated balance sheets at December 31, 2014 and consist of the following:

As of December 31,
2014
RMB
Assets classified as held for sale
Cash and cash equivalents	36,063
Restricted cash	2,000
Term deposits	11,023
Accounts receivable, net	-
Deferred tax assets	6,107
Prepaid and other current assets	52,243
Deferred tax assets, non-current	67,327
Property and equipment, net	58,900
Intangible assets, net	40,669
Goodwill	189,470
Other non-current assets	48,620
Total assets	512,422

Liabilities classified as held for sale
Short-term borrowings	4,000
Deferred revenue	455,173
Accounts payable	49
Accrued and other liabilities	49,375
Income taxes payable	5,101
Amounts due to related parties	-
Deferred tax liabilities	19,720
Total liabilities	533,418

d.	Discontinued operations

Following are revenues and income (loss) from discontinued operations:

(1) Taishidian Holding

	Years ended December, 31
	2013	2014	2015
	RMB	RMB	RMB
Revenues	50,043	-	-
Impairment loss	-	-	-
Loss from discontinued operation	(22,735)	-	-
Income tax expense	(6,637)	-	-
Loss from discontinued operation, net of income tax	(29,372)	-	-
Loss on sale of discontinued operation, net of income tax (note(i))	(174,629)	-	-
Loss from and on sale of discontinued operation, net of income tax	(204,001)	-	-

Note (i) Foreign currency translation adjustment included in the loss on sale of discontinued operation is RMB 5,538 for the year ended December 31, 2013.

(2) 21st School

	Years ended December, 31
	2013	2014	2015
	RMB	RMB	RMB
Revenues	17,939	-	-
Impairment loss	-	-	-
Income from discontinued operation	3,312	-	-
Income tax expense	(578)	-	-
Income from discontinued operations, net of income tax	2,734	-	-
Loss on sale of discontinued operation, net of income tax (note(i))	(74,938)	-	-
Loss from and on sale of discontinued operation, net of income tax	(72,204)	-	-

Note (i) No foreign currency translation adjustment is included in the loss on sale of discontinued operation.

(3) Jinghan Group

	Years ended December, 31
	2013	2014	2015
	RMB	RMB	RMB
Revenues	603,976	679,295	171,938
Impairment loss	-	-	-
Loss from discontinued operation	(89,291)	(73,499)	(4,499)
Income tax benefit	19,047	15,735	1,385
Loss from discontinued operation, net of income tax	(70,244)	(57,764)	(3,114)
Income on sale of discontinued operation, net of income tax (note(i))	-	-	343,912
Income (loss) from and on sale of discontinued operation, net of income tax	(70,244)	(57,764)	340,798

Note (i) Foreign currency translation adjustment included in the loss on sale of discontinued operation is RMB 9,084 for the year ended December 31, 2015.

24. GAIN ON DISPOSAL OF SUBSIDIARY

Medium Range Online (Beijing) Technology Co., Ltd (“Zhongcheng”) is a company focusing on careen enhancement, acquired on September 2, 2009 and 100% owned by Ambow Shanghai. In 2014, due to the shortage of working capital, the Company disposed 70% interest of Zhongcheng to a third party. In exchange for the 70% interest in Zhongcheng, the third party assumed certain liabilities of Zhongcheng amounting of RMB 9,090. In connection with the disposal, the Company also waived the intercompany receivables and payables with Zhongcheng. The Group did not receive any consideration in the transaction. The deal was not a strategic shift of the business and this transaction would not have major impact on Ambow’s business, therefore this transaction was not qualified as discontinued operation. The fair value of 30% interest in Zhongcheng was RMB 693 as of disposal date on September 30, 2014, while the carrying amount of its net liabilities was RMB 6,710 after the waiver of the net intercompany balances. In 2014, the Company recognized a gain of RMB 7,403 on the disposal accordingly.

As of December 31, 2015, the Company could not exercise its significant influence over the operating and financial policies of Zhongcheng, and did not expect to receive any economic benefit from the investment, thus recorded full impairment loss upon its 30% interest in Zhongcheng with an amount of RMB 693.

25. DECONSOLIDATION AND RECONSOLIDATION

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

The Company has regained control over the deconsolidated subsidiaries, included Tianjin Tutoring, Guangzhou DP Tutoring and Guangzhou ZS Career Enhancement, in the second half of 2015. However, all the operations of these deconsolidated entities have ceased.

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

Because of the deconsolidation, the amount due from the deconsolidated subsidiaries of RMB 4,750 was fully written off as of December 31, 2014.

The Company has regained control over Jilin Tutoring in the second half of 2015. However, all the operations of this deconsolidated entity has ceased.

c.	Reconsolidation in 2015:

In the second half of 2015, a legal team has been sent to resolve these issues with the ex-owners. The Company has regained control of these deconsolidated entities. As a result, the financials of these entities have been consolidated in its 2015 consolidated financial statements. Income resulting from reconsolidation of previously de-consolidated entities was RMB 14,127 for the year ended December 31, 2015, which was comprised of a reverse of bad debt allowance of deconsolidated entities in prior years of RMB 49,472, offsetting by the net liabilities of RMB 38,696 on these entities, and the recognition of the deficit of non-controlling interest of RMB 3,351. All the operations of these deconsolidated entities have ceased by the date of reconsolidation.

26. NON-CONTROLLING INTERESTS

a.	21st School

In 2013, non-controlling interest amounting to RMB 235,664 was derecognized as a result of the disposal of 21st School.

b.	Others

As of January 1, 2013, the Group recognized a non-controlling interest in the consolidated statements of operations and other comprehensive income (loss) to reflect the 5%, 10%, 30%, 36% and 23% economic interest in Guangzhou ZS Career Enhancement, Shenyang K-12, Taishidian Holding, Ambow Jingxue and Genesis Career Enhancement, respectively, that is attributable to the shareholders other than the Group.

In 2013, the 5% economic interest in Guangzhou ZS Career Enhancement was derecognized as a result of deconsolidation of subsidiary, while the 30% economic interest in Taishidian Holding was derecognized with the disposal of Taishidian Holding.

In 2014, the Group established Shanghai Tongguo under Ambow Shanghai, with a non-controlling interest of 31% economic interest amounting to RMB 270 from three individual shareholders.

In 2015, the 36% economic interest in Ambow Jingxue was derecognized as a result of disposal of subsidiary, while the 5% economic interest in Guangzhou ZS Career Enhancement was recognized as a result of reconsolidation of subsidiary. In addition, three individual shareholders of Shanghai Tongguo increased their paid in capital on the subsidiary with a total amount of RMB 163.

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

At December 31, 2015 information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis was as follows:

		Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2015
Assets:
Short term investments, available for sale	103,602	103,602	-	-

At December 31, 2014, no any assets or liabilities were subject to fair value measurement on a recurring basis.

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of intangible assets and convertible loan in 2014 and 2015, which utilize significant unobservable internally-developed inputs:

	Fair value	Valuation techniques	Unobservable inputs	Range
Intangible assets as of September	61,579	Relief-from-royalty	Royalty rate	1%-6%
30, 2014		method	Discount rate	17%-22%
			Terminal growth rate	3%
Convertible loan as of May 13,	41,538	Binomial Model	Volatility	57%
2014			Risk free rate	0.89%
			Bond discount rate	16%
Intangible assets as of	61,354	Relief-from-royalty	Royalty rate	1%-7%
September 30, 2015		method	Discount rate	16%-22%
			Terminal growth rate	3%

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

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2013, 2014 and 2015.

No single supplier represented 10% or more of the Group’s total costs of sales for the years ended December 31, 2013, 2014 and 2015.

A summary of the debtors who accounted for 10% or more of the Group’s consolidated accounts receivable, prepaid and other current assets, other non-current assets and consideration receivable was as follows:

	As of December 31,
	2014		2015
Debtors	RMB	%	RMB	%
Accounts receivable
Company A	-	-	1,483	13%
Prepaid and other current assets
Company B	49,800	34%	49,800	32%
Company C	35,000	24%	35,000	22%
Company D	-	-	25,959	17%
Other non-current assets
Company E	114,537	95%	1,858	36%
Consideration receivable
Company F	13,800	10%	8,500	100%
Company G	70,000	52%	-	-
Company H	50,000	37%	-	-

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

29. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of this consolidated financial statements and does not identified events with material financial impact on the Group’s consolidated financial statements.

30. ADDITIONAL INFORMATION - CONDENSED FINANCIAL STATEMENTS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC VIEs and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of certain percentages of the after-tax income or the increase in net assets for the year (as determined under accounting principles generally accepted in the PRC) should be set aside at each year end as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC VIEs and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIEs, were RMB 1,340,527 and RMB 1,340,756 of December 31, 2014 and 2015, respectively.

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

As of December 31, 2014 and 2015, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
			Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	166	8,658	1,337
Amounts due from related parties	40,026	182,686	28,201
Prepaid expenses and other current assets	49,912	160	25
Total current assets	90,104	191,504	29,563

Non-current assets:
Intangible assets, net	150	16	2
Investment in subsidiaries	-	-	-
Total non-current assets	150	16	2

Total assets	90,254	191,520	29,565

LIABILITIES
Current liabilities:
Convertible loan	13,470	-	-
Deferred revenue	866	-	-
Amounts due to related parties	55,699	14,839	2,291
Accrued and other liabilities	69,278	51,540	7,956
Total current liabilities	139,313	66,379	10,247

Total non-current liabilities	-	-	-

Total liabilities	139,313	66,379	10,247

SHAREHOLDERS’ EQUITY
Ordinary shares
(US$0.003 par value; 40,000,000 and 40,000,000 shares authorized, 30,536,833 and 38,265,177 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	574	717	111
Additional paid-in capital	3,325,288	3,445,408	531,879
Accumulated deficit	(3,371,181)	(3,326,097)	(513,461)
Accumulated other comprehensive income (deficit)	(3,740)	5,113	789
Total shareholders’ equity (deficit)	(49,059)	125,141	19,318

Total liabilities and shareholders’ equity	90,254	191,520	29,565

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Statements of Operations

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
				Note 3(a)
NET REVENUES
- Educational program and services	-	-	-	-
- Software products	-	-	-	-
Total net revenues	-	-	-	-
Cost of revenues
- Educational program and services	-	-	-	-
- Software products	-	-	-	-
Total cost of revenues	-	-	-	-
GROSS LOSS	-	-	-	-
Operating expenses:
Selling and marketing	(2,733)	(348)	(410)	(63)
General and administrative	(57,453)	(229,814)	(79,562)	(12,282)
Research and development	(742)	(144)	(660)	(102)
Total operating expenses	(60,928)	(230,306)	(80,632)	(12,447)

OPERATING LOSS	(60,928)	(230,306)	(80,632)	(12,447)
Share of income (loss) from subsidiaries	(833,867)	(609,711)	182,396	28,157
OTHER EXPENSE
Interest expenses, net	(8,386)	(91,064)	(56,549)	(8,730)
Loss from extinguishment of debt	-	(143,901)	-	-
Foreign exchange losses, net	-	(459)	-	-
Other expenses, net	(3,637)	(1,372)	(131)	(20)
Income tax	-	-	-	-
NET INCOME(LOSS)	(906,818)	(1,076,813)	45,084	6,960

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial Information of Parent Company

Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities	(59,818)	(109,368)	(40,384)	(6,234)
Cash flows from investing activities	-	-	-	-
Cash flows from financing activities	44,455	109,330	48,876	7,545
Proceeds from issuance of ordinary shares, net of expenses	-	-	-	-
Proceeds from issuance of exercise of options	-	-	-	-
Effects of exchange rate changes on cash and cash equivalents	(79)	2	-	-
Net change in cash and cash equivalents	(15,442)	(36)	8,492	1,311
Cash and cash equivalents at beginning of year	15,644	202	166	26
Cash and cash equivalents at end of year	202	166	8,658	1,337

Supplemental disclosure of cash flow information

Supplemental disclosure of non-cash investing and financing activities
Shares surrender by SummitView	-	67,309	-	-
Conversion of convertible loan to ordinary shares	-	226,298	70,146	10,829
Consideration receivables from SummitView	67,066	-	-	-
Receipt of convertible loan by settlement of debt	-	80,000	-	-