Form 20-F
period 2016-12-31
Ambow Education Holding Ltd.
filed 2017-03-23
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

33,990,680 Class A Ordinary Shares and 4,708,415 Class C Ordinary Shares, par value $0.003 per share, as of December 31, 2016

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

The selected consolidated financial data presented below for the years ended December 31, 2014, 2015 and 2016 and as of December 31, 2015 and 2016 is derived from our audited consolidated financial statements included elsewhere in this annual report, which were prepared in accordance with U.S. GAAP. The selected consolidated financial data presented below for the years ended December 31, 2012 and 2013 and as of December 31, 2012, 2013 and 2014, have been derived from our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014, which are not included in this annual report.

As of December 31, 2015, we completed the disposal of Beijing Jinghan Education and Technology Co., Ltd., Beijing Jinghan Taihe Education Technology Co., Ltd., and Ambow Jingxue (Beijing) Technology Co., Ltd (collectively referred to as the “Jinghan Group”). We have assessed the disposed entities meeting the criteria of discontinued operations as defined in ASC 205. The results of all discontinued operations and the gain or loss recognized on the disposal, less applicable income taxes (benefit), are reported as a separate component of income (loss). In the periods that a discontinued operation is classified as held for sale and for all prior periods presented, the assets and liabilities of the discontinued operations are presented separately on consolidated balance sheet as assets held for sale and liabilities held for sale respectively.

The Group deconsolidated Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in Tianjin Heping Huaying School and Tianjin Ambow Huaying School (collectively “Tianjin Tutoring”) in September 2013, and deconsolidated Guangzhou Zhi Shan Education Technology Co., Ltd. (“Guangzhou ZS Career Enhancement”) and Guangzhou Tianhe Depushi Education Training Center (“Guangzhou DP Tutoring”) on December 2013. The Group deconsolidated Jilin Clever Training School (“Jilin Tutoring”) on September 2014. By December 31, 2015, the company regained control over the previously deconsolidated subsidiaries, Tianjin Tutoring, Guangzhou ZS Career Enhancement, Guangzhou DP Tutoring and Jilin Tutoring, and reconsolidated these entities in its 2015 and 2016 consolidated financial statements.

	For the Years Ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Consolidated Statement of Operations Data:
NET REVENUES:
Educational programs and services	675,174	536,511	411,998	395,715	412,016	59,343
Software products	66,886	—	—	—	—	—
Total net revenues	742,060	536,511	411,998	395,715	412,016	59,343
Cost of revenues	(477,199)	(361,573)	(274,036)	(245,945)	(238,742)	(34,386)
GROSS PROFIT	264,861	174,938	137,962	149,770	173,274	24,957
Operating expenses:
Selling and marketing (1)	(321,418)	(151,480)	(80,377)	(55,511)	(41,818)	(6,023)
General and administrative (1)	(632,603)	(471,915)	(508,544)	(280,634)	(145,513)	(20,958)
Research and development (1)	(31,842)	(19,545)	(12,259)	(7,308)	(7,572)	(1,091)
Impairment loss from continuing operations	(761,996)	(84,246)	(292,577)	(162,351)	(22,402)	(3,227)
Total operating expenses	(1,747,859)	(727,186)	(893,757)	(505,804)	(217,305)	(31,299)
OPERATING LOSS	(1,482,998)	(552,248)	(755,795)	(356,034)	(44,031)	(6,342)
OTHER (EXPENSE)/INCOME	(6,739)	(21,932)	(267,861)	(39,371)	12,924	1,862
LOSS BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	(1,489,737)	(574,180)	(1,023,656)	(395,405)	(31,107)	(4,480)
Income tax (expense)/benefit	(10,893)	10,424	(1,135)	118,963	(5,911)	(851)
LOSS FROM CONTINUING OPERATIONS	(1,500,630)	(563,756)	(1,024,791)	(276,442)	(37,018)	(5,331)
(Loss)/Income from and on sale of discontinued operations, net of income tax	(172,885)	(346,449)	(57,764)	340,798	-	-

NET (LOSS)/INCOME	(1,673,515)	(910,205)	(1,082,555)	64,356	(37,018)	(5,331)
Less: Net (loss)/income contributable to non-controlling interest from continuing operating	(52,349)	(3,387)	(5,742)	617	(1,318)	(190)

NET (LOSS)/INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	(1,621,166)	(906,818)	(1,076,813)	63,739	(35,700)	(5,141)

NET (LOSS)/INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(1,621,166)	(906,818)	(1,076,813)	63,739	(35,700)	(5,141)

Net loss from continuing operations per ordinary share: (2)
Basic	(297.30)	(102.32)	(73.13)	(7.52)	(0.93)	(0.13)
Diluted	(297.30)	(102.32)	(73.13)	(7.52)	(0.93)	(0.13)

Net (loss)/income from discontinued operations per ordinary share: (2)
Basic	(36.60)	(63.62)	(4.18)	9.25	-	-
Diluted	(36.60)	(63.62)	(4.18)	9.25	-	-

Net loss from continuing operations per ADS: (2)
Basic	(594.60)	(204.64)	(146.26)	(15.04)	(1.86)	(0.26)
Diluted	(594.60)	(204.64)	(146.26)	(15.04)	(1.86)	(0.26)
Net (loss)/income from discontinued operations per ADS: (2)
Basic	(73.20)	(127.24)	(8.36)	18.50	-	-
Diluted	(73.20)	(127.24)	(8.36)	18.50	-	-

Weighted average shares used in calculating net income/(loss) per share (2)
Basic	4,855,331	5,464,740	13,928,048	36,848,816	38,469,234	38,469,234
Diluted	4,855,331	5,464,740	13,928,048	36,848,816	38,469,234	38,469,234

(1)	Share-based compensation expense included in:

	For the Years Ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Selling and marketing	(6,286)	(2,658)	(351)	(457)	-	-
General and administrative	(88,019)	(73,108)	(156,870)	(49,371)	(7,828)	(1,127)
Research and development	(872)	(829)	(144)	(289)	-	-

(2)	Basic and diluted net income/(loss) from continuing operations per ordinary share is computed by dividing net income/(loss) from continuing operations adjusted for the impact of any accretion/allocation of income relating to preferred shareholders by the weighted average number of shares outstanding for the period. Basic and diluted net income/(loss) from discontinued operations per ordinary share is computed by dividing net income/(loss) from discontinued operations by the weighted average number of shares outstanding for the period. The potentially dilutive warrants, preferred shares and options were excluded from the calculation of diluted net income/(loss) from continuing/discontinued operations per share in those periods where their inclusion would be anti-dilutive. All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Ambow Education Holding Ltd.’s 1-for-30 reverse stock split, which was effective on September 4, 2015.

	As of December 31,
	2012	2013	2014	2015	2016	2016
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	118,081	98,962	180,285	246,303	196,900	28,359
Total current assets	2,022,342	1,083,449	993,736	682,624	616,527	88,797
Total assets	3,180,358	1,953,409	1,505,688	1,007,925	976,195	140,601
Total current liabilities	1,682,064	1,476,087	1,491,336	839,381	838,002	120,697
Total liabilities	1,796,403	1,555,686	1,558,994	865,102	861,174	124,034
Total equity/(deficit)	1,383,955	397,723	(53,306)	142,823	115,021	16,567

	For the Years Ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash (used in)/provided by operating activities	(32,004)	(160,544)	(160,367)	(40,119)	17,535	2,524
Net cash (used in)/provided by investing activities	(452,865)	64,512	110,221	58,214	(65,218)	(9,393)
Net cash provided by/(used in) financing activities	76,838	82,885	87,003	12,830	(1,504)	(216)
Changes in cash, cash equivalents and restricted cash included in assets held for sale	424,307	(5,863)	43,870	38,063	-	-

Exchange Rates

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at the noon buying rate on December 31, 2016, which was RMB 6.9430 to US$ 1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 10, 2017, the daily exchange rate reported by the Federal Reserve Board was RMB 6.9050 to US$ 1.00.

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

Period	Average (1)
2012	6.2990
2013	6.1412
2014	6.1704
2015	6.2827
2016	6.6400

Period	High (1)	Low (1)
2016
September	6.6790	6.6600
October	6.7819	6.6685
November	6.9195	6.7534
December	6.9580	6.8771
2017
January	6.9575	6.8360
February	6.8821	6.8517

(1)	Annual and monthly lows and highs are calculated from daily noon buying rates in the city of New York as published by the Federal Reserve Bank.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Factors

Risks related to our business and industry

If we are not able to continue to attract students to enroll in our programs, our net revenues may decline and we may not be able to maintain profitability.

The success of our business largely depends on the number of student enrollments in our programs and the amount of fees that our students are willing to pay for our courses. Therefore, our ability to continue to attract students to enroll in our programs without significantly decreasing course fees is critical to the continued success and growth of our business. This will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expanding our geographic reach, managing our growth while maintaining the consistency of our teaching quality, effectively marketing our programs to a broader base of prospective students, developing and licensing additional high-quality educational content and responding to competitive pressures. Our partner schools are subject to the government imposed annual enrollment quota limit. If we were to violate requirements to which we are subject the Ministry of Education of the People’s Republic of China (“MOE”), could reduce the annual enrollment quota at our partner schools or restrict the programs we offer at our partner schools or the methods by which we recruit new students. If we are unable to continue to attract students to enroll in our programs without significantly decreasing course fees, our net revenues may decline and we may not be able to achieve profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

If we are not able to continue to attract and retain qualified education professionals, we may not be able to maintain consistent teaching quality throughout our school and learning center network and our brand, business and results of operations may be materially and adversely affected.

Our education professionals are critical to maintaining the quality of our services, software products and programs, and maintaining our brand and reputation, as they interact with our students on a regular basis. We must continue to attract qualified education professionals who have a strong command of the subject areas to be taught and who meet our qualifications. There are a limited number of education professionals in China with the necessary experience to satisfy our qualifications, and we must provide competitive compensation packages to attract and retain qualified teachers and tutors. Some of our education professionals are teachers of public schools that are working at our tutoring centers on a part-time basis. Paid tutoring by teachers of public schools has received more regulatory scrutiny recently. On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers (the “Measures”) related to some of our substantial business operations in provinces and cities such as Beijing, Tianjin, Chengdu, Jiangsu, Hunan and Hubei. The Measures prohibit teachers of public schools from teaching, on a part-time basis, at private schools during the work week or at any time. Some of our teachers also work in public schools. If these education professionals choose to leave, or are forced to leave, our learning centers to comply with relevant local regulations, we will need to seek new teachers to replace them which we may not be able to do at a reasonable cost or at all. If these regulations become the trend and are adopted in more provinces and cities or become more restrictive, we may need to seek additional new teachers in more places, which will further increase the difficulty of our recruiting efforts. While there has been no existing nationwide regulations imposing any penalty on private schools like ours for hiring teachers who also teach at public schools, we cannot assure you that such regulations will not be adopted in the future. In addition, we may not be able to hire and retain enough qualified education professionals to keep pace with our anticipated growth or at acceptable costs while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. Shortages of qualified education professionals, or decreases in the quality of our instruction, whether actual or perceived in one or more of our markets, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. Further, our inability to retain our education professionals may hurt our existing brands and those brands we are trying to develop, and retaining qualified teachers at additional costs may have a material adverse effect on our business and results of operations.

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

The increasing use of the Internet and advances in Internet and computer-related technologies are eliminating geographic and cost-entry barriers to providing private educational services. As a result, many international companies that offer online test preparation and language training courses may decide to expand their presence in China or to try to penetrate the China market. Many of these international companies have strong education brands, and students and parents in China may be attracted to the offerings based in the country that the student wishes to study in or in which the selected language is widely spoken. In addition, many Chinese and smaller companies are able to use the Internet to quickly and cost-effectively offer their services and products to a large number of students with less capital expenditures than previously required.

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

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. Our net revenues from continuing operations decreased from RMB 412.0 million in 2014 to RMB 395.7 million in 2015, and increased to RMB 412.0 (US$ 59.3 million) in 2016. Comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

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

A substantial majority of the net revenues generated in our tutoring segment in the year ended December 31, 2016 were generated from tutoring services focused on preparing for ZhongKao and GaoKao. There have been changes in some areas in the way ZhongKao is administered. For example, beginning in 2010, Yunnan Province stopped administering ZhongKao. Instead, high schools will admit students based on a combination of a comprehensive evaluation of the students’ aptitude (provided by their middle schools) and the students’ middle school academic performance. To ensure the success of the educational reform and cultivate students’ comprehensive abilities, Yunnan Province also prohibits subject competitions in elementary and middle schools, including Olympic math competitions, and standardizes admission policies regarding adding points to middle school test scores based on a student’s extracurricular activities. As for GaoKao, some top universities such as Peking University have been allowed to recruit students through independently administered tests and admission procedures in recent years. The candidates still need to take GaoKao and their scores in GaoKao may not be lower than certain thresholds, but such GaoKao scores will not be the sole determining factor in the admission process. Students admitted in this manner generally should not exceed 5% of the annual enrollment quotas of these universities as approved by the MOE. To the extent ZhongKao, or even GaoKao, becomes less prevalent throughout China, our business and results of operations may be materially adversely affected.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in service days and student enrollments. Historically, the number of days on which our students attend our courses is lower in the first and third quarters due to school closures for the celebration of the Chinese New Year and summer vacation. Because we recognize revenue in our K-12 schools segments based on the number of service days in the quarter, we expect our revenue in the first and third quarters to be negatively impacted. Our costs and expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments, service days or net revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. We expect quarterly fluctuations in our revenues and results of operations to continue. As our revenues grow in our K-12 schools segments, these seasonal fluctuations may become more pronounced.

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

We are not aware of any actions, claims or investigations being contemplated by the competent governmental entities with respect to the defects in our leased real properties. However, if we are unable to use the existing properties, enter new leases or renew our current leases in a timely basis and on terms favorable to us, our business, results of operations and financial condition could be materially adversely affected. No impairment loss was made against the current portion of the prepaid long-term lease, capital lease and prepaid long-term lease in 2016.

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

During 2016, we recognized an impairment loss of RMB 22.4 million mainly due to decline of business in tutoring segment. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted an equity incentive plan in 2010, or 2010 Equity Incentive Plan. We have granted options and restricted shares under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, which may have an adverse or negative impact on our results of operations. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. During the year ended December 31, 2016, we recorded share-based compensation expenses of RMB 7.8 million for the restricted stock and the unrecognized share-based compensation expenses amounted to RMB 8.6 million as of December 31, 2016. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Changes to accounting pronouncements or taxation rules or practices or greater than anticipated tax liabilities may adversely affect our reported results of operations or how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements or taxation rules, such as FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, or FIN 48 (now codified as ASC 740), the Corporate Income Tax Law in China which was effective January 1, 2008, or the CIT Law, and various interpretations of accounting pronouncements or taxation practice have been adopted and may be adopted in the future. These accounting standard and tax regulation changes, future changes and the uncertainties surrounding current practices and implementation procedures may adversely affect our reported financial results or the way we conduct our business. We are subject to income tax, value-added tax and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Moreover, we may lose the tax benefits we are currently receiving or we may be forced to disgorge prior tax benefits we have enjoyed and pay additional taxes and possibly penalties for prior tax years, any of which would harm our results of operations.

In order to enjoy the preferential tax treatment to be exempted from income tax on profits and to be entitled to a 50% reduction in income tax rate and to maintain the “Software Enterprise” status, entity is required to obtain a Certificate of Software Enterprise issued by the provincial IT industry administration authorities through meeting the following conditions: (a) its primary business includes computer software development and production, system integration, application services and other related technical services because an enterprise which only engages in software trading is not qualified, (b) it has developed one or more software products or has intellectual property rights to such products, or provides such services as certified computer information system integration, (c) it has the technical equipment and business location required to engage in software development and related technical services, (d) it has the means and ability to control the quality of its software products and technical services, (e) its technicians engaging in product development and technical services make up no less than 50% of the staff, (f) its research and development expenses for software technology and products make up more than 6% of its software revenues, and (g) its annual software sales make up more than 35% of its total annual revenue and the sales of self-produced software make up more than 50% of the software sales. Pursuant to the Criteria for Recognition and Administrative Measures of Software Enterprises, Software Enterprises are subject to annual inspections by the local software industry associations or other relevant associations authorized by the Ministry of Industry and Information Technology (“MIIT”). Software Enterprises which fail such annual inspections may not, for the current year, enjoy the relevant incentive policies including the preferential tax treatment. Ambow Online has obtained the Certificate of Software Enterprise and has previously enjoyed such preferential tax treatment. However, in 2014, we received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. We have taken legal action to defend ourselves. In 2015 the court rejected our defense and later rejected our appeal. Please refer to “Item 8.A Financial Information —Consolidated Financial Statements and other Financial Information — Legal Proceedings”.

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

The growth rate of China’s domestic product in 2016 was 6.7%, compared to a growth rate of 6.9% in 2015 and 7.4% in 2014. A number of factors contributed to this slowdown in China’s economy, including tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. Since we derive substantially all of our revenues from students in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our students may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing students. The adverse economic conditions, if they continue or worsen, will affect consumer spending generally, which could result in decreased demand for our services and products within our target markets.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence may be materially and adversely affected.

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. As a non-accelerated filer, we are not required to have an independent registered public accounting firm issue an attestation report on the effectiveness of our internal control over financial reporting. However, we are still required to include a report of management on the effectiveness of our company’s internal control over financial reporting in our annual report. Our management has performed an evaluation of the effectiveness of our internal controls over financial reporting as of December 31, 2016 and concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Control and Procedures.”

Nevertheless, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal controls over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Currently, PRC laws and regulations do not explicitly impose restrictions on foreign investment in the tutoring service sector in China. However, some local government authorities in the PRC have adopted different approaches in granting licenses and permits (particularly, imposing more stringent restrictions on foreign-invested entities) for entities providing tutoring services. In some areas, local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As a foreign company, we are not qualified to run Sino-foreign cooperative schools in China. International schools are schools only for children of non-Chinese citizens in China and may not admit any children of Chinese citizens.

We conduct our K-12 school and tutoring business and provide online services in China primarily through contractual arrangements between Ambow Online and Ambow Shengying, our principal operating subsidiaries in China, and our VIEs, and their respective shareholders.

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission (“NDRC”), and the Ministry of Commerce (“MOFCOM”) on March 10, 2015 and became effective on April 10, 2015, foreign investment is encouraged to participate in vocational training services beyond educational services. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December 31, 2016, we had a total of 45 centers and schools, comprised of 12 tutoring centers, 4 K-12 schools, 10 career enhancement centers, 18 training offices and 1 career enhancement campus. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools and career enhancement centers.

If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations or we fail to obtain any of the required permits or approvals, the relevant PRC regulatory authorities including the MOE, the MOFCOM, and the MIIT, which regulate the education industry, foreign investment in China and Internet business, respectively, would have broad discretion in dealing with such violations, including:

•	Revoking the business and operating licenses of our PRC subsidiaries and affiliated entities;

•	Discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;

•	Imposing fines or other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;

•	Revoking the preferential tax treatment enjoyed by our PRC subsidiaries and affiliated entities; or

•	Requiring us or our PRC subsidiaries and affiliated entities to restructure the relevant ownership structure or operations;

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

The MOFCOM published a discussion draft of the proposed Foreign Investment Law on January 19, 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China and may also impact viability of our current corporate structure, corporate governance and business operations to some extent.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. As such, the jurisdiction of incorporation of an entity is not the ultimate determining factor as to whether or not it’s an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM or its local branches, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list”, market entry clearance by the MOFCOM or its local braches would be required. On March 2, 2016, MOFCOM and NDRC issued the Draft Market Access Negative List (for Pilot Implementation). This Draft will be first implemented in Tianjin Municipality, Shanghai Municipality, Fujian Province and Guangdong Province, preliminarily sets out such industries, fields and business as are prohibited or restricted for investment or operation within the territory of PRC. It consists of a total of 328 items, including 96 prohibited items and 232 restricted items.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. We set up the VIE structure to address the uncertainties for securing licenses and permits which may be required for our business operation. See “Risk Factors - Risks Related to regulation of our business and our corporate structure—Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations. See “Regulations - Foreign investment in education service industry” and “Regulations - Regulations on Chinese-foreign cooperation in operating schools”. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list”, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies, PRC citizens or PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of non-Chinese nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

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

As of December 31, 2016, we had a total of 32 schools that were registered as private schools as opposed to companies. Of the 32 schools, 4 schools were registered as schools not requiring reasonable returns. The other 28 schools were registered as schools requiring reasonable returns. The total net revenue of the schools requiring reasonable returns accounted for 71.9% of our consolidated total net revenue for the year ended December 31, 2016. The total net revenue of the schools not requiring reasonable returns accounted for 1.9% of our consolidated total net revenue for the year ended December 31, 2016. Both schools requiring reasonable returns and not requiring reasonable returns reported a net loss position for the period ending December 31, 2016.

Regulatory agencies may commence investigations of the tutoring centers, K-12 schools and career enhancement centers controlled and operated by our VIEs. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations.

Our VIEs control and operate tutoring centers, K-12 schools and career enhancement centers. As the provision of these services is heavily regulated in China, especially primary and secondary schools, these schools and companies that our VIEs or their respective subsidiaries currently own or operate or may acquire or establish in the future may be subject from time to time to inspections and investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations, regulatory infractions or other causes of action. For example, if an independent college is found unable to satisfy one or more conditions for running a college, the MOE may impose limitation on the annual enrollment quota or even suspend recruiting by the college. If the results of any such investigations or lawsuits are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations. Even if we adequately address the issues raised by a government investigation, we may have to devote significant financial and management resources to resolve these issues, which could have a material adverse effect on our business.

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

Chinese regulators have broad powers to regulate the tuition, accommodation and other fees charged by primary, secondary and other schools and student enrollment levels at these schools. As a result, new regulations could adversely impact the fees we receive from the schools to which we provide course materials and software products and the student enrollments at our directly-operated schools and at our partner schools, as well as the returns from the K-12 schools operated by our Chinese affiliated entities. The tuition, accommodation and other fees charged by our degree programs and our K-12 schools are subject to various price controls administered by local price-control authorities and our student enrollment in our independent college is subject to annual enrollment quotas established by the MOE. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price-control authorities may impose stricter price control on tuition changes in the future. As of the date of this annual report, there was no indication from the MOE or the relevant authorities that the government would significantly change the tuition charges or student annual enrollment quotas. If the tuition charges were to be decreased or if they were not allowed to increase in line with increases in our costs because of the actions of China’s administrative price controls or if student enrollments at private schools were restricted, our net revenue and profitability would be materially adversely affected.

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

Ambow Shida holds an ICP license issued by Beijing Communications Administration, the local counterpart of the MIIT. According to this ICP license, Ambow Shida is approved to provide internet information services, excluding services of press, publication, education, medicine and medical apparatus and instruments. Due to the uncertainties of implementation of relevant regulations by different authorities, we cannot assure you that Ambow Shida has satisfied or will be able to satisfy all the requirements for a PRC Internet content provider and that the ICP license held by Ambow Shida will be deemed to be adequate for all of the online services that we provide. For example, Ambow Shida’s ICP license does not cover educational content while most materials provided on our websites may be deemed educational content, including content related to our tutoring centers and career enhancement centers. According to our experience and our knowledge of other education providers in our industry, and as advised by our PRC counsel, based on their consultation with the Beijing Municipal Commission of Education, the content provided by us does not exceed the scope of Ambow Shida’s ICP License, we believe the content on, and use of, our website are in compliance with the requirement imposed by Chinese Internet Regulations on ICP Licenses. We cannot assure you, however, that the competent authorities will not adopt a different interpretation of this issue.

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

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we would not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules and regulations implemented by the SEC, have required significant additional corporate governance practices to be implemented by public companies. We expect these rules and regulations to continue to result in high legal, accounting and financial compliance costs and to make certain corporate activities more time consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty hiring sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which would be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs but expect that these additional costs could be up to a few million US$ annually. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action, investor confidence in us could be negatively impacted and the market price of our ADSs could decline.

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

We believe we were not a “passive foreign investment company”, or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2016. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for the year ending December 31, 2016 or any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies historically have been especially volatile), we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to such United States holder. See “Item 10.E—Taxation—United States federal income taxation—Passive foreign investment company.”

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

We and certain selling shareholders of our company completed an initial public offering of 355,907 ADSs in August 2010. On August 5, 2010, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “AMBO”. In December 2011, the company signed an agreement to sell two legal entities, being Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co. (together “Beijing Century College Group”), and part of the interest of Beijing 21st Century International School (“21st School”) to Xihua Investment Group (“Xihua Group”). By December 2012, the disposal of Beijing Century College Group had been completed.

In 2013, we disposed of Applied Technology College and the remaining fourteen-year operating rights of 21st School to Kunshan Venture Investment Limited (“Kunshan Venture”) and Xihua Group, respectively. On November 10, 2014, we entered into a sales and purchase agreement to dispose of our 100% interest in Jinghan Group to a third party. The disposal was completed on April 8, 2015.

During 2013, we deconsolidated Tianjin Tutoring effective as of October 1, 2013 due to the fact that Tianjin Tutoring stopped providing financial statements and reporting operating results to the Group, and deconsolidated Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring effective January 1, 2014 due to the fact that we lost control and connection with these schools. By December 31, 2015, the company regained control of Tianjin Tutoring, Guangzhou ZS Career Enhancement and Guangzhou DP Tutoring, and reconsolidated the entities in our 2015 and 2016 financial statements.

On September 2014, we deconsolidated Jilin Tutoring. The principal of Jilin Tutoring stopped providing financial statements and reporting operation results to the Group after September 30, 2014, which was determined as the date that the Group ceased to have substantial control over Jilin Tutoring. By December 31, 2015, the company regained control of Jilin Tutoring and reconsolidated the entity in our 2015 and 2016 financial statements.

Joint Provisional Liquidators (“JPLs”) appointment and dismissal

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

On June 7, 2013, JPLs were appointed as provisional liquidators of the company by the Cayman Court following the filing of a winding up petition by GL Asia Mauritius II Cayman Limited (the “Petitioner”).

On September 23, 2013, the JPLs formed a committee comprising creditors and shareholders of the company (the “Stakeholder Committee”). On November 13, 2013, the Cayman Court sanctioned the recommencement of the Audit Committee Investigation following an application, which was brought by the JPLs with the support of the members of the Stakeholder Committee. Engagement letters were subsequently finalized with DLA Piper LLP (“DLA”) and Deloitte Financial Advisory Services LLP (“Deloitte”) to complete the Audit Committee Investigation, with the assistance of third party funding which the JPLs negotiated on the company’s behalf.

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

A restructuring agreement, between the company and China Education International Holdings Limited (“CEIHL”) provides for a loan facility for the company, comprising approximately RMB 290.6 million (US$ 48.0 million) less the amounts paid, or procured to be paid, by CEIHL or its nominee in satisfaction of and/or discharge of and/or to purchase and cancel the onshore debt with estimated pay off value of approximately RMB 80.0 million (US$ 12.8 million) and includes the amount of the existing facility provided by CEIHL pursuant to which the sum of approximately RMB 104.0 million (US$ 17.0 million) of principal is due, leaving the rest of the cash being injected into the company, and includes, inter alia, the necessary conversion rights to enable CEIHL to become the holder of 50.1% of the voting rights (equating to 85% of the economic interest) in the company.

Under the Second Amended and Restated Loan Agreement and related financing documents, (a) the outstanding RMB 104.0 million (US$ 17.0 million) convertible loan originally borrowed from the International Finance Corporation (“IFC”) that was indirectly assigned to CEIHL has been amended and extended; (b) CEIHL, Baring Private Equity Asia V Holding (4) Limited (“Baring”) and SummitView Investment Fund I, L.P. (“SummitView”) funded a total of approximately US$ 31.0 million in new loans under lending commitments, among which, CEIHL assigned approximately RMB 30.6 million (US$ 5.0 million) each of its commitments to Baring and SummitView, and Baring and SummitView each funded a loan of US$ 5.0 million to the company.

In connection with the entry into the Second Amended and Restated Loan Agreement, the parties agreed to terminate the registration rights agreement dated October 24, 2012 between Ambow Education Ltd and IFC.

In connection with the Restructuring Plan, CEIHL and the company entered into a Working Capital Facility Agreement, which makes available to the company working capital at an interest rate of 3% per annum for a term of 3 years, subject to certain conditions.

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

On January 21, 2015, Spin-Rich Ltd., a British Virgin Islands company wholly owned by Dr. Jin Huang, converted all of its 420,000 Class B Ordinary Shares into Class A Ordinary Shares on a one for one basis. Prior to the conversion, the holders of Class A Ordinary Shares and Class B Ordinary Shares voted together on all matters submitted to a vote and each Class B Ordinary Share was entitled to ten (10) votes. As an affiliate of Spin-Rich, Ltd., upon the conversion of Spin-Rich, Ltd.’s Class B Ordinary Shares, Dr. Huang’s ownership of Class B Ordinary Shares was reduced below 5%. As a result, in accordance with the company’s Amended and Restated Memorandum and Articles of Association, all of the outstanding Class B Ordinary Shares held by shareholders other than Spin-Rich, Ltd., were automatically converted into Class A Ordinary Shares on a one-for-one basis. On March 5, 2015, CEIHL converted US$ 6.3 million of the Convertible Loan and became the registered holder of 4,457,854 Class A Ordinary Shares. On the same date, Baring converted US$ 5.0 million of the Convertible Loan and became the registered holder of 2,786,159 Class A Ordinary Shares.

On June 1, 2015, the company appointed Ms. Chiao-Ling Hsu as Chief Operating Officer.

On March 5 and June 30, 2015, the company held two extraordinary general meeting (EGM) of shareholders of Ambow Education Holding Ltd, respectively, to (1) increase the authorized share capital of the company from US$ 125,000 divided into 1,000,000,000 Class A Ordinary Shares of a nominal or par value of US$ 0.0001 each, 200,000,000 Class B Ordinary Share of a nominal or par value of US$ 0.0001 each and 50,000,000 Preferred Shares of a nominal or par value of US$ 0.0001 to US$ 225,000 divided into 2,000,000,000 Class A Ordinary Shares of a nominal or par value of US$ 0.0001 each, 200,000,000 Class B Ordinary Share of a nominal or par value of US$ 0.0001 each and 50,000,000 Preferred Shares of a nominal or par value of US$ 0.0001; (2) to consolidate the company’s Ordinary Shares by a factor of 30 such that the authorized share capital of the company shall be US$ 225,000 divided into 66,666,667 Class A Ordinary Shares of a nominal or par value of US$ 0.003 each, 6,666,667 Class B Ordinary Share of a nominal or par value of US$ 0.003 each and 1,666,667 Preferred Shares of a nominal or par value of US$ 0.003 each, and to alter or amend any newly authorized class of the company or any newly created class of shares of the company by the same factor of 30 to 1, and (3) to approve and adopt the Fifth and Sixth Amended and Restated Memorandum of Association and Articles of Association of the company which created a new class of ordinary shares entitled Class C Ordinary Shares. The Class C Ordinary Shares are entitled to ten (10) votes on all matters subject to vote at general meetings of the company. The company has authorized 8,333,333 Class C Ordinary Shares of a nominal or par value of US$ 0.003 each. All motions were passed in the EGM.

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

Recent Developments

As of March 10, 2017, the company had 34,078,900 Class A Ordinary Shares and 4,708,415 Class C Ordinary Shares issued and outstanding. There are 2,660,941 ADRs outstanding, representing 5,321,882 underlying ordinary shares.

Dr. Ping Wu was appointed as a member of the audit committee of the company on October 31, 2016.

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

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market; the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer high quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and infrastructure.

We have two business divisions, “Better Schools” and “Better Jobs”, and three operating segments, which are K-12 schools, tutoring, and career enhancement. Our K-12 schools and tutoring segments are within our Better Schools division and career enhancement segment is within our Better Jobs division.

We currently deliver our wide range of educational and career enhancement services and products through integrated offline and online channels in an interactive learning environment, powered by our proprietary technology platform that has enabled us to provide individualized content and learning solutions tailored to each of our students’ needs, and to develop standards-based and individualized curricula with consistent and high quality across our schools, tutoring centers, career enhancement centers, training offices and campus.

As of December 31, 2016, we had a total of 45 learning centers and schools, including:

•	4 directly-operated K-12 schools
•	12 tutoring centers
•	18 training offices
•	10 career enhancement centers
•	1 career enhancement campus

The following map sets forth the service coverage and the geographic coverage of our K-12 schools and tutoring centers (included under Better Schools), and our career enhancement centers, career enhancement campus and training offices (included under Better Jobs) as of December 31, 2016:

Revenues from continuing operations from our Better Schools division accounted for 57.4%, 61.1% and 65.7% of our total net revenues from continuing operations in the fiscal years of 2014, 2015 and 2016, respectively. Revenues from our Better Jobs division accounted for 42.6%, 38.9% and 34.3% of our total net revenues from continuing operations in 2014, 2015 and 2016, respectively. We recorded revenue from continuing operations of RMB 412.0 million, RMB 395.7 million and RMB 412.0 million (US$ 59.3 million) in 2014, 2015 and 2016, respectively.

Our services and products

We offer a variety of educational and career enhancement services and products to students, recent graduates, corporate employees and management in China. Our educational services cover K-12 programs and tutoring services that provide test preparation and tutoring programs, which are offered in our tutoring centers as part of our primary educational services and product offerings to help students enroll in better schools. Our K-12 schools also help to support our tutoring programs by providing strong local brand names and reputations, local education content expertise and potential student customers. In addition, we offer international education programs, which are designed to prepare students to study abroad while specifically addressing the study needs in terms of both language and academics. Our career enhancement services designed to assist students and graduates in obtaining better jobs are offered through our dedicated career enhancement centers and training offices on campus, as well as through our online programs. Our corporate training services are designed to improve employees and management’s soft skills are typically offered in our training offices, the corporate clients’ offices or hotel conference centers. We have also extended our educational and career enhancement services and product offerings to students through our corporate partners in locations where we do not have a direct presence. Furthermore, in order to support our educational and career enhancement services and products, we also provide a cloud-based learning engine to accommodate our students’ individual learning habits and enrich their learning experience.

Better Schools

Our Better Schools division provides educational services covering K-12 programs and tutoring services that provide test preparation programs. We provide results-oriented services and products customized to regional curriculum requirements and individual student’s needs to help students enhance their academic results, including ZhongKao and GaoKao scores, which are the primary factor in determining admission into top high school and university programs in China. We also offer international education programs that provide curricula mandated by the PRC regulatory authorities, as well as curricula with a focus on preparing students to study abroad. We have designed our international education programs to specifically address the study needs of students in terms of both language and academics.

We have four directly-operated K-12 schools located in the following locations: one in the Hunan province in central China; one in the Liaoning province in northeast China; and, two in the Jiangsu province in eastern China, all of which are accredited by the Chinese Ministry of Education. As of December 31, 2016, there were approximately 1,100 full-time teaching faculty and support staff supporting over 14,000 students.

Our K-12 schools provide full-subject national curricula, including mathematics, language, history, sciences and arts. Students are required to take our admission tests to enroll in our K-12 schools. To graduate from our K-12 schools, students must pass the exam required by the local MOE, upon which, they will earn a certificate recognized by the local public school system. Our international education programs provide curricula mandated by the PRC regulatory authorities and in addition, curricula with a focus on preparing students to study abroad. We intend to enhance our international education programs to capitalize on students’ growing demand to study abroad, while addressing the study needs of students in terms of both language and academics.

Our tutoring centers are designed to help students perform better in school and prepare for important tests, specifically high school and university entrance exams, namely ZhongKao and GaoKao. In addition to our classroom-based teaching services, we offer educational curriculum on our web-based applications to provide our students access to our tutoring services from anywhere at any time. Combined with our proprietary cloud-based “learning engine”, our web-based applications feature functions such as online video classes, practice questions, discussion forums and prior actual tests. Our educational software products include eBoPo (meaning “energy and impact” in Chinese), which offers full subjects, online practice tests and instruction for K-12 level students. Our web-based applications complement our in-person classes and offer individualized services and tailored content based on each student’s specific needs. Our tutoring centers offer the classroom instruction, small class and one-on-one tutoring.

Our strategy for our educational services is to establish a service network that provides services in populated and economically-developed cities in China. We intend to continue to improve the education quality and brands of our schools, which we leverage to support our Better Schools division.

Better Jobs

Our Better Jobs division provides career enhancement services targeting students at universities and colleges, recent graduates of these institutions and employees and management in businesses and corporations. We are the premium brand in China’s educational and career enhancement services market, known for helping university level students and graduates enhance their practical skills and improve their competitive positioning. Our Better Jobs programs are mainly offered through our career enhancement service networks, which are strategically located in key economic centers across China where there is a high concentration of companies in high-growth industries.

Our Genesis Career Enhancement (“Genesis”) business provides outbound and in-house management trainings for corporate clients. These corporate training programs are jointly designed with our corporate partners to specifically tailor the training for their employees. We had provided training services to approximately 5,000 corporate clients, Genesis has 14 branches located in 17 training centers across China and more than 200 professional trainers. Genesis has been the market leader in China’s corporate training services sector since a decade ago.

We operate three-year polytechnic joint programs and four-year degree joint programs with universities to provide career enhancement services to students, primarily focusing on majors related to computer software outsourcing management. Under the joint programs, we provide and update courseware content, recruit and provide highly qualified teachers, as well as offer job placement channels, while our partner universities ensure student enrollment, provide teaching facilities, and offer program degrees. As such, the joint programs will bring us a large base of customers to whom we can offer our services and products. Certain courses or classes of the joint programs will take place at our career enhancement centers and campus, and our students can also earn credits towards the degree programs from these courses or classes.

Our career enhancement centers currently focus on IT majors, including software engineering, graphic design, digital media, communication technology and Internet technology. The curriculum provides students with hands-on training in professional skills, including case studies, job environment simulation and specific technical skills needed to succeed in jobs, as well as “soft skills” training, including courses on time management, presentation, leadership and interview techniques. We design our career enhancement curriculum based on the understanding of the target industries and the actual recruiting needs of the employers. In addition, we intend to partner with universities and establish joint colleges to offer educational and training programs to extend our current career enhancement curriculum to additional subject areas.

We currently operate one career enhancement campus, namely Kunshan Ambow Service Outsourcing Industrial Park, or Kunshan Park, which is located in the Yangtze River Delta. Students of partner universities will receive career-oriented training in Kunshan Park during their last year of study for the three-year polytechnic joint programs or four-year degree joint programs. Kunshan Park offers teaching facilities, laboratories, dormitories, grocery stores and other community infrastructure in order to accommodate students’ educational and recreational activities. These facilities, with the capability of holding up to an aggregate of 5,000 people for training at the same time, have been operated by Ambow for 20 years. In addition, Kunshan Park cooperates with CISCO Certified Network Associate (“CCNA”) certification system to provide convenient registration access and study materials for students of the joint programs. Built by the local government and with a layout of office park, the career enhancement campus focuses on providing training programs for information technology outsourcing and business process outsourcing.

In early 2015, we signed a strategic agreement with Synopsys, Inc., the world’s largest integrated circuit design software provider, and formed an exclusive partnership to establish the Synopsys-Ambow School. We intend to continue the partnership with Synopsys to provide a guideline for the development of China’s electronics industry while grooming talent in this field.

In the second quarter of 2016, we organized the Application-Oriented University Development and Presidents’ Forum, hosted by China’s Ministry of Education Science and Technology Development Center. This event attracted over 200 participants including university deans and presidents. Participants shared past experiences of cooperation and programs. The Forum discussed an Application-Oriented Education System and Innovative Model, which was created by Ambow. The presentations and discussions enlightened university deans and presidents and opened-up a new field for educational institutions of how to utilize existing market resources to enhance application-oriented education through curriculum design, faculty structuring, and industry cooperation.

Student recruitment and retention

We employ a variety of marketing and recruiting methods to attract students and increase student enrollment in our learning centers and schools. We recruit students to our tutoring centers and K-12 schools from the local areas near these centers and schools while recruiting students to our career enhancement centers nationally throughout China. We recruit returning students from our tutoring centers and K-12 schools to our career enhancement programs by leveraging our vast student and corporate resources. We believe prospective students are attracted to our learning centers and schools due to our strong brand name, innovative teaching and learning practices, and high-quality, individualized services. Our proprietary cloud-based learning engine technology combined with offline teacher instruction ensures that students to receive individualized orientation, instruction and progress assessment in a student-centered environment. By analyzing the accumulated data stored in each student’s learning records, our learning engine optimizes learning strategies and methods, and provides personalized educational content for each student. The longer and more frequently a student uses our services and products, the more effective and efficient services and content we are able to provide, thus enhancing the students’ stickiness to utilize our services throughout their learning cycle. Students in our tutoring centers and K-12 schools have significantly improved their results in ZhongKao and GaoKao exams and we believe this has enhanced our reputation and increased our word-of-mouth referrals in the markets that we participate in. Our career enhancement centers help students to identify their career goals early in their life, and provide them with project-based training to improve their employment opportunities.

Our technology infrastructure

We believe our proprietary technologies are one of our major strengths and we have devoted significant resources to the development of technologies for the delivery of our educational and career enhancement services. These include our educational services platform, operational management platform and development and deployment platform. The educational services platform is the backbone that supports our educational and career enhancement services and product offerings to our students. The operational management platform supports our internal management and administrative applications for tutoring centers, K-12 schools, career enhancement centers and joint college programs. The development and deployment platform supports our educational services platform and operational management platform, and standardizes the development of and communication among our IT products and applications.

Educational services platform

Our educational services platform is built around and driven by our core proprietary technology, the “Learning Engine.” Utilizing advanced Internet and multi-media technologies, the cloud-based learning engine enables us to embed educational materials and cognitive theories, including memory curve and competency model theories, into our interactive learning products and services, such as the “eBoPo” series for educational services and “Career GPS System” for career enhancement services. Our learning engine creates an environment in which personalized courses and instructions can be customized based on each student’s knowledge level, goals and learning needs. Our platform provides video streaming, PowerPoint and interactive testing functions, via an open interface and multi-language channels. We have received a patent for our innovative Adaptive Computer-Assisted Learning System and Method platform from the United States Patent and Trademark Office, making us the first China-based education company to receive a U.S. patent in the field of adaptive learning methods.

Continued tracking

As part of the cloud-based learning engine, our learning tracking system comprehensively records a student’s progress and achievements throughout the learning cycle. The system assesses a student’s knowledge and competency level at the beginning of the learning cycle, and continually monitors the interactions between the student and our system, keeping on file the student’s learning process and progress. The system is able to capture and memorize the way a student learns and creates a unique learning profile, which we refer to as each student’s “Learning Passport.” The system is also able to compare the student’s current performance with past achievements, both at an individual and at a peer group level, which gives the student a clear understanding of his or her current learning status, and helps them to adapt accordingly with course materials and feedback.

Individualized learning experience to students

Our interactive learning engine customizes each student’s learning experience, then tracks and evaluates the learning performance as it happens. By leveraging our learning tracking system and analyzing the cumulated data stored in the Learning Passports, the learning engine can optimize learning strategies and methods and provide personalized education content, recursive exercise and study guidance for each student. The learning engine can set learning targets based on personal goals and requirements and adjust individual learning profiles and learning paths as it learns and perceives more about the student, delivering the appropriate learning materials to optimize the student’s education outcome.

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

Operational management platform

We have built up an operational management platform to integrate our key management and administrative functions. We are developing additional functionality within our operational management platform to allow us to track revenues and expenses across each of our schools and learning centers through sub-segments within our operating segments. This will allow us to have better period-to-period insights into the underlying drivers of our business within our distinct operating segments.

In 2016, we established an integrated service center to support the operation team by sharing resources across finance, human resources and IT departments. We also built up an Enterprise Resource Planning (ERP) system to standardize operating procedures. The establishment of the service center and the on-going integration of our Company-wide ERP system and continued enhancements to our Standard Operating Procedure and transparent Vendor Evaluation System will provide an efficient platform to maximize internal resources, lower costs and integrate Standard Operating Procedures, while unifying the Ambow brand and corporate culture. In addition, we have integrated Internet of Things (IoTs) technology into our facility modernization and development programs. This supports our intelligent classroom concept, boosts resource utilization efficiency and promotes greener energy usage.

Development and deployment platform

Our research, development and deployment efforts are greatly facilitated by our Enterprise Service Bus, or ESB. As a widely-used software architecture, an ESB acts as a message broker between different business applications, reducing the number of point-to-point connections required to allow applications to communicate, which makes it easier to adapt a system to changes in one or more of its components. Through our standards-based ESB, our technology platform allows the rapid development and deployment of highly reliable, scalable and stable Internet-based cross-platform applications. We have also adopted the Model-View-Controller design pattern for our platform, which allows the layering of the data, presentation and control modules, thereby making the system more nimble, robust and manageable. The adaptor between the data and control layers easily allows for the integration of our services and products with third-party systems.

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

We have been awarded by the United States Patent and Trademark Office a patent (with No. US 8838016B2) for our innovative Adaptive Computer-Assisted Learning System and Method platform for enhancing learning outcomes.

Our main website is www.ambow.com. In addition, we have registered certain domain names, including www.ambow.net. In addition to building “Ambow” as a stand-alone brand, we intend to continue to co-brand “Ambow” with the brands of our acquired schools and programs for the foreseeable future in order to fully leverage their established local presence and reputation.

We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. In addition, there can be no assurance that competitors will not independently develop similar intellectual properties. If others are able to copy and use our programs and services, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risk to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business.

Selling and marketing

To promote our brands in the fragmented domestic education market, we selectively and systematically market our products and build our brand names through a number of different marketing programs. By doing so, we intend to continue to create and implement a standard corporate identity across all Ambow schools, tutoring centers, career enhancement centers and campus. Our marketing efforts, which include national marketing by our corporate headquarters and local marketing by individual schools, tutoring centers, career enhancement centers and campus, focus primarily on:

•	Sponsoring charity and social events and forums around key educational events to build up our corporate image as the most trustworthy, life-long education and career enhancement partner in China;

•	Buying airtime on national and local media programs as well as advertising space on billboards and buses to raise the awareness of our educational and career enhancement services and programs;

•	Hosting industry summits with key corporate partners;

•	Partnering with local governments to provide positive support for local schools and the local job market; and

•	Further enhancing the promotion through Internet search engines and mobile social media like Wechat, Weibo and QQ to keep close interactions with potential users.

Partner schools and corporate entities

We have business relationships with colleges and universities not directly owned or operated by us. Our direct partnerships are primarily with colleges and universities, which send their students to our career enhancement centers. These colleges and universities that we have direct partnerships with are under no contractual obligation to recommend our services or products. We also partner with corporate clients, including Fortune 500 enterprises, which send their employees to our career enhancement centers for training purposes.

Deconsolidation and reconsolidation

The Group has deconsolidated Tianjin Tutoring, Guangzhou ZS Career Enhancement, Guangzhou DP Tutoring, and Jilin Tutoring effective as of September 30, 2013, December 31, 2013, December 31, 2013, and September 30, 2014, respectively. These four entities were 100% owned by the VIEs of the company and their operations have completely ceased. Details see Note 26 to consolidated financial statements.

By December 31, 2015, a legal team was sent to resolve the issues with the ex-owners. The company regained control over the deconsolidated subsidiaries, including Tianjin Tutoring, Guangzhou DP Tutoring, Guangzhou ZS Career Enhancement and Jilin Tutoring, in the second half of 2015. As a result, the financials of these entities have been reconsolidated into 2015 and 2016 financials. However, all the operations of these deconsolidated subsidiaries have ceased.

In the year of 2016, the management took measures to gradually restore operation of these entities, which include reinstating their business licenses. The management estimate one year or more would be needed due to procedural requirements.

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

We believe that our primary competitive advantages are our well-known “Ambow” brand and established leadership in K-12 education and career enhancement services in China. Our core proprietary technology, “Learning Engine” is unique to the industry. Having received a patent for our innovative Adaptive Computer-Assisted Learning System and Method platform from the United States Patent and Trademark Office, we are the first China-based education company to receive a U.S. patent in the field of adaptive learning methods. We are also recognized by our ability to deliver standards-based, individualized curriculum with consistently high quality across our schools, tutoring centers, training offices, career enhancement centers and campus. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in customer demands, market needs or new technologies. In addition, we face competition from many different organizations that focus on some of our targeted markets, which may be more responsive to changes in student preferences in these markets.

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

Seasonality

Our business is subject to seasonal variations. Historically, service days consumed in our K-12 schools are lower during the first quarter due to school closures in January or February for Chinese New Year and winter break, and during the third quarter due to summer break. Our tutoring and our career enhancement segments are affected by seasonal variations in the first quarter due to Chinese New Year and winter break, although this seasonal impact is to a lesser extent than the impact on our K-12 schools.

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

Education Law of the PRC

On March 18, 1995, the National People’s Congress (“NPC”) enacted the Education Law of the PRC, or the Education Law. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and, in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of education organizations in accordance with PRC laws and regulations. According to the revision of the Education Law on December 27, 2015, schools and other educational institutions which are founded totally or partly by the government’s appropriation or donated assets shall not be established as profit-making organizations. However, according to the Law for Promoting Private Education revised on November 7, 2016, private schools may be operated as nonprofit schools or profit-making schools, but the nine-year compulsory education schools cannot be operated as profit-making schools.

The Law for Promoting Private Education and the Implementing Rules for the Law for Promoting Private Education

The Law for Promoting Private Education (2003) became effective on September 1, 2003 and was revised on November 7, 2016, and the Implementing Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under this law and these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Private School Operation License by local or provincial-level counterparts of the MOE for operating a private school, and shall be registered with the local or provincial-level counterparts of the MCA as a privately run non-enterprise institution and be issued a Private Non-enterprise Organization Registration Certificate. The durations of our Private School Operation Licenses vary from one year to five years and the durations of our Private Non-enterprise Organization Registration Certificates vary from one year to seven years, depending on the location of our private schools with permission for renewal upon expiration.

Under the law and regulations discussed above, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, the operation of a private school is highly regulated. For example, the items and criteria of fees charged by a private school on those students need to be approved by the governmental pricing authority and are required to be publicly disclosed.

 Private schools are divided into three categories: private schools established with donated funds; profit-making private schools and nonprofit private schools. Investors of profit-making schools may require profit from the annual net balance of the school according to the Company Law of PRC and other regulations.

The establishment and operation of profit-making private schools shall be in accordance with the Rules for the implementation of supervision and administration of profit-making private schools promulgated and became effective on December 30, 2016.

According to the Company Law of PRC, where a profit-making school distributes its annual net balance for the current financial year, it shall draw 10% of its annual net balance as the school's statutory common reserve, provided that a school with an aggregate common reserve of more than 50% of the school's registered capital may elect not to draw any statutory common reserve any more. Where the aggregate balance of the school's statutory common reserve is insufficient to cover any loss the school made in the previous financial year, the current financial year's annual net balance shall first be used to cover the loss before any statutory common reserve is drawn therefrom in accordance with the provisions of the preceding paragraph. Where losses have been covered and the statutory and discretionary common reserves have been drawn, any remaining annual net balance shall be distributed to investors.

Nonprofit private schools shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to profit-making private schools shall be formulated by the relevant PRC authorities. However, ever since then, no such regulations in respect of tax preferential policy for profit-making private schools have been promulgated.

As of December 31, 2016, we had, across our three reportable segments, a total of 32 schools that are registered as private schools as opposed to companies, of which four schools are registered as schools not requiring reasonable returns, while all other schools are registered as schools requiring reasonable returns.

Foreign investment in education service industry

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the NDRC, and the MOFCOM on March 10, 2015 and became effective on April 10, 2015, foreign investment is encouraged to participate in vocational training services beyond educational services. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December 31, 2016, we had a total of 45 centers and schools, comprised of 12 tutoring centers, 4 K-12 schools, 10 career enhancement centers, 18 training offices and 1 career enhancement campus. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools and career enhancement centers.

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

On March 1, 2009, the MIIT promulgated the new Measures Concerning Software Products Administration, or the New Measures, which became effective on April 10, 2009. Under the New Measures, software products operated or sold in China are not required to be registered or recorded by relevant authorities, and software products developed in China (including those developed in China on the basis of imported software) can enjoy certain favorable policies when they have been registered and recorded. The New Measures was repealed in May 26, 2016 by the MITT. As such, from May 26, 2016, all software products operated or sold in China are not required to be registered or recorded by the relevant authorities.

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

Software copyright registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (whether a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant shall be granted a registration certificate by the China Copyright Protection Center. As of December 31, 2016, we have been issued 71 registration certificates for computer software copyrights, of which we use 36 of such registration certificates to operate our business.

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

Regulation of domain names and website names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2016, we have registered 9 domain names with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center and we have more than hundreds of second-level domain names relating to our websites.

PRC law requires entities operating commercial websites to register their website names with the SAIC or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn”. In February 2006, China Internet Network Information Center (“CNNIC”), issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of December 31, 2016, we have registered 6 website names which are used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce.

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

Trademark .. The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. “Ambow”, “ ”, “ ”, “ ”, “ ”, “ebopo ”, “ ”, “ ”, “ ”, “ ” ,” ” ,“ ”,” ” , “ ” ,“ ”, “ ”, “ ”, “ ”, “ ” , “ ” , “ ” , “ ” , “ ” , “ ” , “ ” , “ ” and “ ” are our registered trademarks with the Trademark Office of the SAIC in China.

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

We believe that CSRC’s approval was not applicable to us in connection with our IPO and listing on a national securities exchange because we established our PRC subsidiaries by means of direct investment rather than merger or acquisition of PRC domestic companies. There remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our listings, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our listings into the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

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

The diagrams below illustrate our corporate structure with respect to each of our significant subsidiaries and VIEs and the place of incorporation of each named entity as of December 31, 2016.

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

(2)          Shareholders of Ambow Shida are Xuejun Xie, one of our officers, and Jianguo Xue, one of our officers, who own 90% and 10% of Ambow Shida, respectively.

(3)          Shareholders of Ambow Sihua are Xuejun Xie and Xiaogang Feng, one of our employees, who own 57.38% and 42.62% of Ambow Sihua, respectively.

(4)          Individual shareholders of Ambow Shanghai are Xuejun Xie and Xiaogang Feng, who own 64% and 16% of Ambow Shanghai, respectively. Wenjian Gongying owns the remaining 20% of Ambow Shanghai.

(5)          Shareholders of Suzhou Wenjian are Yisi Gu, one of our employees, Xuejun Xie, and Xiaogang Feng, who own 30%, 30% and 40% of Suzhou Wenjian, respectively.

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

Exhibit A: Entities owned by Shanghai Ambow Education Information Consulting Co., Ltd. (36)

Exhibit B: Entities owned by Beijing Ambow Shida Education Technology Co., Ltd. (7)

Exhibit C: Entities owned by Ambow Sihua Education and Technology Co., Ltd. (16)

Exhibit D: Entities owned by Ambow Rongye Education and Technology Co., Ltd. (4)

Ambow Zhixin Education and Technology Co., Ltd. (5)

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

 On September 8, 2015 and October 14, 2015, 2 VIEs were formed through contractual arrangement among Beijing Ambow Shengying Education and Technology Co., Ltd., (“Ambow Shengying”) one of our wholly-owned subsidiaries in China, and the following domestic PRC companies, which are owned by certain PRC persons and entities as described in the notes to the above table:

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

Ambow Shida, Ambow Sihua, Ambow Shanghai, Ambow Rongye and Ambow Zhixin each is a controlling entity operating one of our business lines, including tutoring centers, K-12 schools, career enhancement service centers and campus and each owns certain interest in a number of schools and entities. Below is the detailed description of their interests as of December 31, 2016:

1.	Tutoring Centers

(1)	Ambow Sihua owns the 100% equity interest in (a) Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in (b) Tianjin Tutoring and (c) Tianjin Ambow Huaying School. The three entities of (a), (b) and (c) are together known as “Tianjin Tutoring”, which has been deconsolidated in the year of 2013 due to loss of control. By December 31, 2015, the company regained control of Tianjin Tutoring and reconsolidated the entities in its 2015 and 2016 consolidated financial statements;;

(2)	Ambow Sihua owns the 100% equity interest in Shuyang Tutoring, which operates one tutoring center;

(3)	Ambow Sihua owns the 100% equity interest in Jilin Clever Technology Consulting Co., Ltd., which owns the 100% equity interest in Jilin Tutoring, which has been deconsolidated in the year of 2014 due to loss of control. By December 31, 2015, the company regained control of Jilin Tutoring and reconsolidated the entity in its 2015 and 2016 consolidated financial statements;;

(4)	Ambow Sihua owns the 100% equity interest in Zhenjiang Ambow Education Training Center, which operates one tutoring center;

(5)	Ambow Sihua owns the 100% equity interest in Zhengzhou Tutoring, which operates one tutoring center;

(6)	Ambow Sihua owns the 100% equity interest in Changsha Tutoring, which operates four tutoring centers;

(7)	Ambow Sihua owns the 100% equity interest in Guangzhou DP Tutoring, which has been deconsolidated in the year of 2013 due to loss of control. By December 31, 2015, the company regained control of Guangzhou DP Tutoring and reconsolidated the entity in its 2015 and 2016 consolidated financial statements;

(8)	Ambow Sihua owns the 90% equity interest in Shenyang Hanwen Educational Training School, which operates one tutoring center;

(9)	Ambow Shida owns the 95% equity interest in Beijing SIWA Future Education Enterprise Co., Ltd., which operates one tutoring center;

(10)	Ambow Rongye and Ambow Zhixin own the 100% equity interest in Beijing Xin Gan Xian Tutoring, which operates one tutoring centers;

(11)	Ambow Sihua owns the 100% equity interest in Lanzhou Anning Ambow English Training School, which operates one tutoring center; and

(12)	Ambow Sihua owns the 100% equity interest in Lanzhou Chengguan Ambow English Training School, which operates one tutoring center.

2.	Career Enhancement Centers and Campus

(1)	Ambow Shanghai owns the 100% equity interest in Kunshan Ambow Education Technology Co., Ltd, which owns the 60% equity interest in Shanghai Huanyu Liren Education Training Co., Ltd, which operates 5 career enhancement service centers;

(2)	Ambow Shanghai owns the 100% equity interest in Kunshan Ambow Education Technology Co., Ltd., or Ambow Kunshan, which operates one career enhancement campus;

(3)	Ambow Shanghai owns the 100% equity interest in Jinan WR Career Enhancement, which operates one career enhancement service center;

(4)	Ambow Shanghai owns the 100% equity interest in Hebei YL Career Enhancement, which operates one career enhancement service center;

(5)	Ambow Shanghai owns the 100% equity interest in Chongqing XT Career Enhancement, which operates one career enhancement service center;

(6)	Ambow Shanghai owns the 100% equity interest in Guangzhou ZS Career Enhancement, which operates one career enhancement service center which has been deconsolidated in the year of 2013 due to loss of control. By December 31, 2015, the company regained control of Guangzhou ZS Career Enhancement and reconsolidated the entity in its 2015 and 2016 consolidated financial statements;

(7)	Ambow Kunshan owns the 100% equity interest in Beijing Away Career Enhancement, which operates one career enhancement service center.

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

Share Pledge Agreement . Pursuant to the share pledge agreement, dated January 31, 2005, among Ambow Online, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, as amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue, each of Xuejun Xie and Jianguo Xue pledged all of her or his equity interest in Ambow Shida to Ambow Online to secure the performance of Ambow Shida under an exclusive cooperation agreement, dated January 31, 2005, between Ambow Online and Ambow Shida as described below. If Ambow Shida fails to fulfill its obligations under the exclusive cooperation agreement, Ambow Online may dispose of the pledged equity in accordance with the provisions of the Security Law of the People’s Republic of China and relevant laws and regulations, and shall have the right to be indemnified for the secured debt and any other relevant expenses out of the proceeds from the disposal of the pledged equity. Each of Xuejun Xie and Jianguo Xue also agreed not to transfer, dispose of or otherwise directly or indirectly create any encumbrance over her or his equity interest in Ambow Shida, or take any actions that may reduce the value of her or his equity interest in Ambow Shida without the prior written consent of Ambow Online. This agreement shall remain in effect until the exclusive cooperation agreement is terminated lawfully and the secured debt is fully repaid pursuant to the terms and conditions under the exclusive cooperation agreement. Without Ambow Online’s prior consent, the pledgors shall not be entitled to grant or assign their rights and obligations under the agreement. Ambow Online may assign at any time all or any of its rights and obligations under the exclusive cooperation agreement and the assets transfer and lease agreement to any person (either a natural person or a legal person) it designates. In such case, the assignee shall assume Ambow Online’s rights and obligations under this agreement. In the event of any change of the pledgee as a result of transfer, the parties shall enter into a new pledge agreement. The parties shall negotiate in good faith to resolve any disputes arising out of or in connection with this agreement. If the parties cannot reach an agreement on the resolution of such disputes, either party shall submit such disputes to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Beijing, and the language used in arbitration shall be Chinese. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement . Pursuant to the call option agreement, dated January 31, 2005, among AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, as amended by the termination agreement dated April 26, 2007 and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue, AECL or its designee has an option to purchase from each of Xuejun Xie and Jianguo Xue, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Shida in one or more installments at an aggregate purchase price of RMB 3.0 million unless the applicable laws state otherwise. AECL or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Without the written consent of AECL or its designee, Xuejun Xie and/or Jianguo Xue shall not approve or support any equity transfer or capital increase of Ambow Shida, or any resolution approving the capital increase, issuance of additional shares, dilution of the existing shareholdings, or affecting the right of AECL or its designee at any board or shareholders’ meetings, or execute or adopt any resolution approving the distribution of the stock dividends, stock awards or profits at any board or shareholders’ meetings. Xuejun Xie and Jianguo Xue agreed not to dispose of the equity interest or exercise any related rights in any form without AECL or its designee’s written consent. Xuejun Xie and Jianguo Xue agreed that before AECL or its designee exercises the option to obtain all the equity interest and assets, Xuejun Xie and Jianguo Xue shall not engage in and shall not cause Ambow Shida to engage in (i) selling, assigning, mortgaging or otherwise disposing of any assets, lawful income and business revenues of Ambow Shida, or creating security interest on Ambow Shida (other than those made in the ordinary course of business or have been disclosed to and approved by AECL or its designee in writing), (ii) entering into any transactions that may substantially affect Ambow Shida’s assets, liabilities, operations, equity and other legitimate interests (other than those made in the ordinary course of business or have been disclosed to and approved by AECL or its designee in writing), (iii) supplementing, altering or modifying Ambow Shida’s charter documents in any form, which will substantially affect Ambow Shida’s assets, liabilities, operations, equity and other legitimate interests (except the proportional capital increase as required by law), or (iv) appointing any other third party as Ambow Shida’s agent or representative. AECL or its designee may assign the option and any rights and interests under the agreement in its sole discretion. Currently, we do not expect to exercise such option in the foreseeable future. Should we decide to exercise such option, we or our designee would affect such purchase through the cancellation of loans owed to us by Xuejun Xie and/or Jianguo Xue unless the then applicable laws require the purchase price to be determined by a valuation or otherwise provided, in which case the transfer price shall be the minimum amount provided by applicable law and we will effect such purchase through, to the extent necessary, a combination of cash and cancellation of loans owed to us by each of Xuejun Xie and Jianguo Xue. This call option is not subject to any time limit and has been effective upon execution by the parties. This agreement shall not terminate until AECL or its designee exercises the call option and the equity interest has been fully vested in AECL or its designee or upon termination by AECL or its designee in writing. If any dispute arises out of the interpretation or performance of this agreement, the parties shall negotiate in good faith to resolve such dispute; if such dispute cannot be resolved within thirty days of the beginning of such negotiations, either party may submit such dispute to CIETAC in Beijing for arbitration in accordance with its then effective arbitration rules.

Powers of Attorney . Pursuant to the powers of attorney, each dated April 26, 2007, each of Xuejun Xie and Jianguo Xue irrevocably entrusted all the rights to exercise her or his voting power of Ambow Shida to Ambow Online for an indefinite period of time, including without limitation, proposing to convene a shareholders’ meeting, attending a shareholders’ meeting and exercising the voting rights at a shareholders’ meeting.

Loan Agreements . Pursuant to the loan agreements, each dated January 31, 2005, among AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, respectively, amended by amendment agreements, dated April 26, 2007, among Ambow Online, AECL and Xuejun Xie and Jianguo Xue, respectively, and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue or renewed by a loan agreement between Ambow Online and Jianguo Xue dated February 1, 2008, as applicable, Ambow Online loaned RMB 2.7 million and RMB 0.3 million to Xuejun Xie and Jianguo Xue, respectively, to fund the registered capital requirements of Ambow Shida. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shida held by Xuejun Xie and Jianguo Xue, as applicable, to Ambow Online or its designee. These loan agreements shall remain in effect until the loans thereunder are fully repaid. To the extent permitted by the relevant PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loans thereunder and notify the borrowers in writing of such arrangements seven days in advance. The borrowers shall not repay the loans to Ambow Online early unless Ambow Online notifies the borrowers in writing that the loan thereunder has expired or as otherwise provided therein. Any disputes arising in connection with the interpretation or execution of this agreement shall be resolved by the parties through friendly consultations; if such disputes cannot be resolved within thirty days of the beginning of the consultations, either party may submit such disputes to CIETAC in Beijing for arbitration in accordance with its then effective arbitration rules.

Agreements that provide effective control over Ambow Shanghai and its subsidiaries

We have entered into a series of agreements with Ambow Shanghai and its shareholders. These agreements provide us substantial ability to control Ambow Shanghai and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Ambow Shanghai. These agreements include:

Share Pledge Agreement . Pursuant to the share pledge agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, each a shareholder of Ambow Shanghai, each of Xuejun Xie and Xiaogang Feng pledged all of her or his equity interest in Ambow Shanghai to Ambow Online to secure the performance of Ambow Shanghai or its subsidiaries’ obligations under a technology service agreement between Ambow Online and Ambow Shanghai dated October 31, 2009 as described below. If Ambow Shanghai fails to fulfill its obligations under the technology service agreement, Ambow Online may dispose of the pledged equity in accordance with the provisions of the Security Law of the People’s Republic of China and relevant laws and regulations, and shall have the right to be indemnified for the secured debt and any other relevant expenses out of the proceeds from the disposal of the pledged equity. Without Ambow Online’s prior written consent, each of Xuejun Xie and Xiaogang Feng shall not (i) make a proposal to amend the articles of association of Ambow Shanghai or cause the making of such proposal, or increase or reduce Ambow Shanghai’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreement, (iii)perform any act that may prejudice any rights of Ambow Online under the share pledge agreement, or any act that may materially affect the assets, business and/or operations of Ambow Shanghai, (iv) distribute dividends to the shareholders in any form (however, upon Ambow Online’s request, pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements has been in effect since the date when the authorized representatives of the parties duly execute this agreement and shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. The share pledge agreements may be unilaterally terminated by Ambow Online. Neither of Xuejun Xie and Xiaogang Feng is entitled to unilaterally terminate the share pledge agreements. Without Ambow Online’s prior written consent, pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. Ambow Online shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without pledgor’s prior consent. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement . Pursuant to the call option agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, each a shareholder of Ambow Shanghai, each of Xuejun Xie and Xiaogang Feng irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of her or his equity interest in Ambow Shanghai. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Shanghai and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online. Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Online’s written consent, each of Xuejun Xie and Xiaogang Feng shall not (i) transfer the equity interest in Ambow Shanghai to any third party, (ii) supplement, alter or modify the articles of association of Ambow Shanghai in any form, or increase or decrease Ambow Shanghai’s registered capital, or otherwise change the structure of its registered capital, or (iii) incur, assume, guarantee or allow the existence of any debt other than the debt that (x) arises in the normal or routine course of business rather than out of borrowing or (y) has been disclosed to and approved in writing by Ambow Online. This agreement shall remain effective until the termination of the loan agreement. Ambow Online has the right to early terminate this agreement upon twenty days’ prior notice, but neither Xuejun Xie nor Xiaogang Feng may early terminate the agreement. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney . Pursuant to the powers of attorney, each dated October 31, 2009, each of Xuejun Xie and Xiaogang Feng irrevocably entrusted all the rights to exercise her or his voting power to Ambow Online, including without limitation, the power to sell, transfer or pledge, in whole or in part, such shareholder’s equity interests in Ambow Shanghai and to nominate and appoint the legal representative, directors, supervisors, general managers and other senior management of Ambow Shanghai during the term of the share pledge. The powers of attorney have been in effect since the date of execution. Unless terminated as agreed by the shareholders of Ambow Shanghai and Ambow Online, the powers of attorney shall be irrevocable and remain effective during the term of pledge.

Loan Agreement . Pursuant to the loan agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, Ambow Online loaned RMB 0.8 million to Xuejun Xie and RMB 0.2 million to Xiaogang Feng to fund the registered capital requirements of Ambow Shanghai. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shanghai held by each of Xuejun Xie and Xiaogang Feng, as applicable, to Ambow Online or its designee. To the extent permitted by the relevant PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loans under the loan agreement and notify the borrowers in writing of such arrangements seven days in advance. The borrowers shall not repay the loans to Ambow Online early unless Ambow Online notifies the borrowers in writing that the loans have expired or as otherwise provided under the loan agreement. The borrowers shall not assign their rights and obligations under the loan agreement to any third party without Ambow Online’s prior written consent. The loan agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under the agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Chinese in Beijing. The award of the arbitration shall be final and binding on both parties.

Agreements that provide effective control over Ambow Sihua and its subsidiaries

We have entered into a series of agreements with Ambow Sihua and its shareholders. These agreements provide us substantial ability to control Ambow Sihua and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Ambow Sihua. These agreements include:

Share Pledge Agreements . Pursuant to the share pledge agreement, dated October 31, 2009 and further amended by a supplementary agreement dated March 4, 2010, between Ambow Online and Xuejun Xie, a shareholder of Ambow Sihua, and the share pledge agreement, dated March 4, 2010, between Ambow Online and Xiaogang Feng, a shareholder of Ambow Sihua, each of Xuejun Xie and Xiaogang Feng pledged all of her or his equity interest in Ambow Sihua to Ambow Online to secure the performance of Ambow Sihua or its subsidiaries under a technology service agreement between Ambow Online and Ambow Sihua dated October 31, 2009 as described below. If Ambow Sihua fails to fulfill its obligations under the technology service agreement, Ambow Online may dispose of the pledged equity in accordance with the provisions of the Security Law of the People’s Republic of China and relevant laws and regulations, and shall have the right to be indemnified for the secured debt and any other relevant expenses out of the proceeds from the disposal of the pledged equity. Without Ambow Online’s prior written consent, each of Xuejun Xie and Xiaogang Feng shall not (i) make a proposal to amend the articles of association of Ambow Sihua or cause the making of such proposal, or increase or reduce Ambow Sihua’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iii) perform any act that may prejudice any rights of Ambow Online under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of Ambow Sihua, (iv) distribute dividends to the shareholders in any form (however, upon Ambow Online’s request, pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. The share pledge agreements may be unilaterally terminated by Ambow Online. Neither of Xuejun Xie and Xiaogang Feng is entitled to unilaterally terminate the share pledge agreements. Without Ambow Online’s prior written consent, pledgors shall not transfer any of their rights or obligations under the share pledge agreements to any other party. Ambow Online shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreements and any of its rights or obligations under other agreements contemplated by the share pledge agreements without pledgor’s prior consent. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to the CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreements . Pursuant to the call option agreement, dated October 31, 2009 and further amended by a supplementary agreement dated March 4, 2010, between Ambow Online and Xuejun Xie, a shareholder of Ambow Sihua, and the call option agreement, dated March 4, 2010, between Ambow Online and Xiaogang Feng, a shareholder of Ambow Sihua, each of Xuejun Xie and Xiaogang Feng irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of her or his equity interest in Ambow Sihua. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Sihua and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online. Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Online’s written consent, each of Xuejun Xie and Xiaogang Feng shall not (i) transfer the equity interest in Ambow Sihua to any third party, (ii) supplement, alter or modify the articles of association of Ambow Sihua in any form, or increase or decrease Ambow Sihua’s registered capital, or otherwise change the structure of its registered capital, or (iii) incur, assume, guarantee or allow the existence of any debt other than the debt that (x) arises in the normal or routine course of business rather than out of borrowing or (y) has been disclosed to and approved in writing by Ambow Online. Xuejun Xie and Xiaogang Feng represent and warrant that during the term of the call option agreements, Xuejun Xie, Xiaogang Feng and Ambow Sihua have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Online and may cause any reduction in value of the equity interests in Ambow Sihua held by Xuejun Xie and Xiaogang Feng. This agreement has been in effect as of the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Online shall have the right to terminate this agreement early upon twenty days’ prior notice, but neither of Xuejun Xie and Xiaogang Feng shall terminate this agreement early. Ambow Online shall have the right to transfer its rights under the call option agreements and other agreements contemplated by the call option agreements at its sole discretion to any third party without Xuejun Xie and Xiaogang Feng’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney . Pursuant to the powers of attorney, dated October 31, 2009 and March 4, 2010, respectively, each of Xuejun Xie and Xiaogang Feng irrevocably entrusted all the rights to exercise her or his voting power to Ambow Online, including without limitation, the power to sell, transfer or pledge, in whole or in part, her or his equity interest in Ambow Sihua and nominate and appoint the legal representative, directors, supervisors, general managers and other senior management of Ambow Sihua during the term of the share pledge. The powers of attorney have been in effect since the date of execution. Unless terminated as agreed by the shareholders of Ambow Sihua and Ambow Online, the powers of attorney shall be irrevocable and remain effective during the term of pledge.

Loan Agreement . Pursuant to the loan agreement between Ambow Online and Xiaogang Feng, dated March 4, 2010, Ambow Online loaned RMB 40.0 million to Xiaogang Feng to fund the registered capital requirements of Ambow Sihua. To the extent permitted by PRC laws, such loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Sihua held by Xiaogang Feng to Ambow Online or its designee. To the extent permitted by the PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loan under the loan agreement and notify the borrower in writing of such arrangements seven days in advance. The borrower shall not repay the loan early to Ambow Online unless Ambow Online notifies the borrower in writing that the loan has expired or as otherwise provided under the loan agreement. The borrower shall not assign his or her rights and obligations under the loan agreement to any third party without Ambow Online’s prior written consent. The loan agreement has been in effect since the date of execution by the parties and shall remain effective until the borrower fully repays the loan under the agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Chinese in Beijing. The award of the arbitration shall be final and binding on both parties.

Agreements that provide effective control over Suzhou Wenjian

We have entered into a series of agreements with Suzhou Wenjian and its shareholders. These agreements provide us with the ability to control Suzhou Wenjian and grant us the exclusive option to purchase all of the equity interests of Suzhou Wenjian. These agreements include:

Share Pledge Agreement . Pursuant to the share pledge agreement, dated February 25, 2009, among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu, each a shareholder of Suzhou Wenjian, each of Xuejun Xie, Xiaogang Feng and Yisi Gu pledged all of his or her equity interest in Suzhou Wenjian to Ambow Online to secure the performance of Suzhou Wenjian under a technology service agreement between Ambow Online and Suzhou Wenjian dated February 25, 2009. If (a) Suzhou Wenjian fails to fulfil its payment obligation or other related obligations to pledgee in accordance with the provisions of technology service agreement, or (b) pledgors breach their duties or obligations thereunder, pledgee shall have the right to exercise the pledge in any manner at any time it deems appropriate to the extent permitted by applicable laws during the term of pledge, including without limitation: (a) to negotiate with pledgors to discharge the secured debt with the pledged equity at a discount rate; (b) to sell off the pledged equity and use the proceeds thereof to discharge the secured debt; (c) to retain a relevant agency to auction all or part of the pledged equity; and/or (d) to otherwise dispose of the pledged equity appropriately to the extent permitted by applicable laws. Each shareholder of Suzhou Wenjian also agreed that, without the prior written consent of Ambow Online, such shareholder shall not transfer, dispose of or otherwise create any encumbrance over his or her equity interest in Suzhou Wenjian. The share pledge will expire three years after all obligations related to the technology service agreement are fully performed. Without Ambow Online’s prior written consent, pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. Ambow Online shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without pledgor’s prior consent. The share pledge agreement shall remain in effect until the secured debt is fully repaid. The share pledge agreement may be unilaterally terminated by Ambow Online. None of Xuejun Xie, Xiaogang Feng and Yisi Gu is entitled to unilaterally terminate the share pledge agreement. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement . Pursuant to the call option agreement, dated February 25, 2009, among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu, each a shareholder of Suzhou Wenjian, each of Xuejun Xie, Xiaogang Feng and Yisi Gu irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Suzhou Wenjian. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Suzhou Wenjian and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online. Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Online’s written consent, each of Xuejun Xie, Xiaogang Feng and Yisi Gu shall not transfer his or her equity interest in Suzhou Wenjian to any third party. Xuejun Xie, Xiaogang Feng and Yisi Gu represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in Suzhou Wenjian, and (ii) during the term of the call option agreement, Xuejun Xie, Xiaogang Feng and Yisi Gu and Suzhou Wenjian have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Online and may cause any reduction in value of the equity interests in Suzhou Wenjian held by Xuejun Xie, Xiaogang Feng and Yisi Gu. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Online shall have the right to terminate this agreement early upon twenty days’ prior notice, but Xuejun Xie, Xiaogang Feng and Yisi Gu shall not terminate this agreement early. Ambow Online shall have the right to transfer its rights under the agreement and other agreements contemplated by the agreement at its sole discretion to any third party without Xuejun Xie, Xiaogang Feng and Yisi Gu’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney . Under powers of attorney, each dated February 25, 2009, each of Xuejun Xie, Xiaogang Feng and Yisi Gu granted to Ambow Online the power to exercise all of his or her voting rights of Suzhou Wenjian during the term of the share pledge. The powers of attorney shall come into effect upon the date of execution. Unless terminated as agreed by the shareholders of Suzhou Wenjian and Ambow Online, the powers of attorney shall remain effective during the term of pledge.

Loan Agreement . Pursuant to the loan agreement among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu dated February 25, 2009, Ambow Online loaned RMB 0.4 million to Xiaogang Feng, RMB 0.3 million to Xuejun Xie and RMB 0.3 million to Yisi Gu to fund the registered capital requirements of a domestic PRC company. Ambow later formed Suzhou Wenjian to serve as this domestic PRC company. To the extent permitted by the relevant PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loans and notify borrowers in writing of such arrangements seven days in advance. Borrowers and Ambow Online further agree that borrowers shall not repay the loan to Ambow Online early unless Ambow Online notifies borrowers in writing that the loans thereunder have expired or as otherwise provided therein. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Xuejun Xie, Xiaogang Feng and Yisi Gu in Suzhou Wenjian to Ambow Online. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Chinese in Beijing. The award of the arbitration shall be final and binding upon the disputing parties.

Agreements that provide effective control over Ambow Rongye

We have entered into a series of agreements with Ambow Rongye and its shareholders. These agreements provide us with the ability to control Ambow Rongye and grant us the exclusive option to purchase all of the equity interests of Ambow Rongye. These agreements include:

Share Pledge Agreement . Pursuant to the share pledge agreement, dated September 8, 2015, among Ambow Shengying, Xuejun Xie and Gang Huang, each a shareholder of Ambow Rongye, each of Xuejun Xie and Gang Huang pledged all of their equity interest in Ambow Rongye to Ambow Shengying to secure the performance of Ambow Rongye under a technology service agreement between Ambow Shengying and Ambow Rongye dated September 8, 2015. If (a) Ambow Rongye fails to fulfill its payment obligation or other related obligations to pledgee in accordance with the provisions of technology service agreement, or (b) the pledgors breach their duties or obligations thereunder, the pledgee shall have the right to exercise the pledge in any manner at any time it deems appropriate to the extent permitted by applicable law during the term of pledge, including without limitation: (a) to negotiate with the pledgors to discharge the secured debt with the pledged equity at a discount rate; (b) to sell off the pledged equity and use the proceeds thereof to discharge the secured debt; (c) to retain a relevant agency to auction all or part of the pledged equity; and/or (d) to otherwise dispose of the pledged equity appropriately to the extent permitted by applicable law. Each shareholder of Ambow Rongye also agreed that, without Ambow Shengying’s prior written consent, each of Xuejun Xie and Gang Huang shall not (i) make a proposal to amend the articles of association of Ambow Rongye or cause the making of such proposal, or increase or reduce Ambow Rongye’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iii) perform any act that may prejudice any rights of Ambow Shengying under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of Ambow Rongye, (iv) distribute dividends to the shareholders in any form (however, upon Ambow Shengying’s request, the pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. Without Ambow Shengying’s prior written consent, the pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. Ambow Shengying shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without the pledgor’s prior consent. The share pledge agreement shall remain in effect until the secured debt is fully repaid. The share pledge agreement may be unilaterally terminated by Ambow Shengying. None of Xuejun Xie or Gang Huang is entitled to unilaterally terminate the share pledge agreement. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement . Pursuant to the call option agreement, dated September 8, 2015, among Ambow Shengying, Xuejun Xie, and Gang Huang, each a shareholder of Ambow Rongye, each of Xuejun Xie and Gang Huang irrevocably granted Ambow Shengying or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Rongye. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Rongye and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Shengying, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Shengying. Ambow Shengying or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Shengying’s written consent, each of Xuejun Xie and Gang Huang shall not transfer his or her equity interest in Ambow Rongye to any third party. Xuejun Xie and Gang Huang represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in Ambow Rongye, and (ii) during the term of the call option agreement, Xuejun Xie, Gang Huang and Ambow Rongye have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Shengying and may cause any reduction in value of the equity interests in Ambow Rongye held by Xuejun Xie and Gang Huang. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Shengying shall have the right to terminate this agreement early upon twenty days’ prior notice, but Xuejun Xie and Gang Huang shall not terminate this agreement early. Ambow Shengying shall have the right to transfer its rights under the agreement and other agreements contemplated by the agreement at its sole discretion to any third party without Xuejun Xie and Gang Huang’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney . Under powers of attorney, each dated September 8, 2015, each of Xuejun Xie and Gang Huang granted to Ambow Shengying the power to exercise all of his or her voting rights of Ambow Rongye during the term of the share pledge. The powers of attorney shall come into effect upon the date of execution. Unless terminated as agreed by the shareholders of Ambow Rongye and Ambow Shengying, the powers of attorney shall remain effective during the term of pledge.

Loan Agreement . Pursuant to the loan agreement among Ambow Shengying, Xuejun Xie and Gang Huang dated September 8, 2015, Ambow Shengying loaned RMB 6 million to Xuejun Xie and RMB 4 million to Gang Huang to fund the registered capital requirements of a domestic PRC company. Ambow later formed Ambow Rongye to serve as this domestic PRC company. To the extent permitted by the relevant PRC laws, Ambow Shengying shall determine at its sole discretion the timing and method of the repayment of the loans and notify borrowers in writing of such arrangements seven days in advance. Borrowers and Ambow Shengying further agree that borrowers shall not repay the loan to Ambow Shengying early unless Ambow Shengying notifies borrowers in writing that the loans thereunder have expired or as otherwise provided therein. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Xuejun Xie and Gang Huang in Ambow Rongye to Ambow Shengying. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Chinese in Beijing. The award of the arbitration shall be final and binding upon the disputing parties.

Agreements that provide effective control over Ambow Zhixin

We have entered into a series of agreements with Ambow Zhixin and its shareholders. These agreements provide us with the ability to control Ambow Zhixin and grant us the exclusive option to purchase all of the equity interests of Ambow Zhixin. These agreements include:

Share Pledge Agreement . Pursuant to the share pledge agreement, dated October 14, 2015, among Ambow Shengying, Xuejun Xie and Gang Huang, each a shareholder of Ambow Zhixin, each of Xuejun Xie and Gang Huang pledged all of their equity interest in Ambow Zhixin to Ambow Shengying to secure the performance of Ambow Zhixin under a technology service agreement between Ambow Shengying and Ambow Zhixin dated October 14, 2015. If (a) Ambow Zhixin fails to fulfill its payment obligation or other related obligations to the pledgee in accordance with the provisions of technology service agreement, or (b) the pledgors breach their duties or obligations thereunder, the pledgee shall have the right to exercise the pledge in any manner at any time it deems appropriate to the extent permitted by applicable law during the term of pledge, including without limitation: (a) to negotiate with the pledgors to discharge the secured debt with the pledged equity at a discount rate; (b) to sell off the pledged equity and use the proceeds thereof to discharge the secured debt; (c) to retain a relevant agency to auction all or part of the pledged equity; and/or (d) to otherwise dispose of the pledged equity appropriately to the extent permitted by applicable law. Each shareholder of Ambow Zhixin also agreed that, without Ambow Shengying’s prior written consent, each of Xuejun Xie and Gang Huang shall not (i) make a proposal to amend the articles of association of Ambow Zhixin or cause the making of such proposal, or increase or reduce Ambow Zhixin’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iii) perform any act that may prejudice any rights of Ambow Shengying under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of Ambow Zhixin, (iv) distribute dividends to the shareholders in any form (however, upon Ambow Shengying’s request, the pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. Without Ambow Shengying’s prior written consent, the pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. Ambow Shengying shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without the pledgor’s prior consent. The share pledge agreement shall remain in effect until the secured debt is fully repaid. The share pledge agreement may be unilaterally terminated by Ambow Shengying. None of Xuejun Xie or Gang Huang is entitled to unilaterally terminate the share pledge agreement. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement . Pursuant to the call option agreement, dated October 14, 2015, among Ambow Shengying, Xuejun Xie and Gang Huang, each a shareholder of Ambow Zhixin, each of Xuejun Xie and Gang Huang irrevocably granted Ambow Shengying or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Zhixin. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Zhixin and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Shengying, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Shengying. Ambow Shengying or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Shengying’s written consent, each of Xuejun Xie and Gang Huang shall not transfer his or her equity interest in Ambow Zhixin to any third party. Xuejun Xie and Gang Huang represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in Ambow Zhixin, and (ii) during the term of the call option agreement, Xuejun Xie, Gang Huang and Ambow Zhixin have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Shengying and may cause any reduction in value of the equity interests in Ambow Zhixin held by Xuejun Xie and Gang Huang. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Shengying shall have the right to terminate this agreement early upon twenty days’ prior notice, but Xuejun Xie and Gang Huang shall not terminate this agreement early. Ambow Shengying shall have the right to transfer its rights under the agreement and other agreements contemplated by the agreement at its sole discretion to any third party without Xuejun Xie and Gang Huang’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney . Under powers of attorney, each dated October 14, 2015, each of Xuejun Xie and Gang Huang granted to Ambow Shengying the power to exercise all of his or her voting rights of Ambow Zhixin during the term of the share pledge. The powers of attorney shall come into effect upon the date of execution. Unless terminated as agreed by the shareholders of Ambow Zhixin and Ambow Shengying, the powers of attorney shall remain effective during the term of pledge.

Loan Agreement . Pursuant to the loan agreement among Ambow Shengying, Xuejun Xie and Gang Huang dated October 14, 2015, Ambow Shengying loaned RMB 6 million to Xuejun Xie and RMB 4 million to Gang Huang to fund the registered capital requirements of a domestic PRC company. Ambow later formed Ambow Zhixin to serve as this domestic PRC company. To the extent permitted by the relevant PRC laws, Ambow Shengying shall determine at its sole discretion the timing and method of the repayment of the loans and notify borrowers in writing of such arrangements seven days in advance. Borrowers and Ambow Shengying further agree that borrowers shall not repay the loan to Ambow Shengying early unless Ambow Shengying notifies borrowers in writing that the loans thereunder have expired or as otherwise provided therein. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Xuejun Xie and Gang Huang in Ambow Zhixin to Ambow Shengying. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Chinese in Beijing. The award of the arbitration shall be final and binding upon the disputing parties.

Agreements that transfer economic benefits to us

Agreements that transfer economic benefits to us from Ambow Shida and its subsidiaries

Exclusive Cooperation Agreement . Pursuant to the exclusive cooperation agreement, dated January 31, 2005 and revised on May 13, 2010, by and between Ambow Online and Ambow Shida, Ambow Online has the exclusive right to provide to Ambow Shida technical support and marketing consulting services relating to online education for primary and middle school and other related services in exchange for certain service fees, which are equal to Ambow Shida’s pre-tax profit. Without Ambow Online’s written consent, Ambow Shida shall not transfer, pledge or assign to any third party the rights and obligations under this agreement or use such rights and obligations for the benefit of any third party. The initial term of this agreement is twenty years and the term can be renewed upon expiration. The agreement can be terminated by mutual agreement, by written notice from the non-breaching party upon a breaching party’s failure to cure its breach, or by either party’s written notice upon nonperformance of the agreement for 30 days as a result of any force majeure. In the event of any dispute with respect to the interpretation and implementation of this agreement, the parties shall negotiate in good faith to resolve the dispute. In the event the parties fail to reach an agreement on the resolution of such dispute within 30 days after the negotiation begins, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. We have not received any payment of service fees contemplated by this agreement.

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

Agreement that transfer economic benefits to us from Ambow Shanghai and its subsidiaries

Technology Service Agreement. Pursuant to the technology service agreement, dated October 31, 2009, by and between Ambow Online and Ambow Shanghai, Ambow Online has the exclusive right to provide to Ambow Shanghai (i) education or training solutions; (ii) employee training and technical support; and (iii) management and consulting services related to Ambow Shanghai’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. Ambow Shanghai shall not engage any other third party as its technology service provider without Ambow Online’s prior written consent during the term of this agreement, while Ambow Online shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Ambow Shanghai’s failure to cure its breach of the agreement or by mutual written agreement at any time. Ambow Shanghai shall not assign its rights and obligations under this agreement to any third party without Ambow Online’s prior written consent, while Ambow Online may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfer economic benefits to us from Ambow Sihua and its subsidiaries

Technology Service Agreement .. Pursuant to the technology service agreement, dated October 31, 2009, by and between Ambow Online and Ambow Sihua, Ambow Online has the exclusive right to provide to Ambow Sihua (i) education or training solutions; (ii) employee training and technical support; and (iii) management and consulting services related to Ambow Sihua’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. Ambow Sihua shall not engage any other third party as its technology service provider without Ambow Online’s prior written consent during the term of this agreement, while Ambow Online shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Ambow Sihua’s failure to cure its breach of the agreement or by mutual written agreement at any time. Ambow Sihua shall not assign its rights and obligations under this agreement to any third party without Ambow Online’s prior written consent, while Ambow Online may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfer economic benefits to us from Suzhou Wenjian

Technology Service Agreement .. Pursuant to the technology service agreement, dated February 25, 2009, by and between Ambow Online and Suzhou Wenjian, Ambow Online has the exclusive right to provide to Suzhou Wenjian (i) educational and training solutions and related hardware and software development services, (ii) employee training and technical support, and (iii) management and consulting services related to Suzhou Wenjian’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. Suzhou Wenjian shall not engage any other third party as its technology service provider without Ambow Online’s prior written consent during the term of this agreement, while Ambow Online shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Suzhou Wenjian’s failure to cure its breach of the agreement or by mutual written agreement at any time. Suzhou Wenjian shall not assign its rights and obligations under this agreement to any third party without Ambow Online’s prior written consent, while Ambow Online may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfer economic benefits to us from Ambow Rongye and its subsidiaries

Technology Service Agreement .. Pursuant to the technology service agreement, dated September 8, 2015, by and between Ambow Shengying and Ambow Rongye, Ambow Shengying has the exclusive right to provide to Ambow Rongye (i) education or training solutions; (ii) employee training and technical support; (iii) management and consulting services related to Ambow Rongye’s operations; and (iv) other service arrangements under the consents from both Ambow Shengying and Ambow Rongye, in exchange for certain service fees to be agreed to by the parties from time to time. Ambow Rongye shall not engage any other third party as its technology service provider without Ambow Online’s prior written consent during the term of this agreement, while Ambow Shengying shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Shengying upon either 15 days’ notice or Ambow Rongye’s failure to cure its breach of the agreement or by mutual written agreement at any time. Ambow Rongye shall not assign its rights and obligations under this agreement to any third party without Ambow Shengying’s prior written consent, while Ambow Shengying may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfer economic benefits to us from Ambow Zhixin and its subsidiaries

Technology Service Agreement .. Pursuant to the technology service agreement, dated October 14, 2015, by and between Ambow Shengying and Ambow Zhixin, Ambow Shengying has the exclusive right to provide to Ambow Zhixin (i) education or training solutions; (ii) employee training and technical support; (iii) management and consulting services related to Ambow Zhixin’s operations; and (iv) other service arrangements under the consents from both Ambow Shengying and Ambow Zhixin, in exchange for certain service fees to be agreed to by the parties from time to time. Ambow Zhixin shall not engage any other third party as its technology service provider without Ambow Online’s prior written consent during the term of this agreement, while Ambow Shengying shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Shengying upon either 15 days’ notice or Ambow Zhixin’s failure to cure its breach of the agreement or by mutual written agreement at any time. Ambow Zhixin shall not assign its rights and obligations under this agreement to any third party without Ambow Shengying’s prior written consent, while Ambow Shengying may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

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

Our net revenues from continuing operations decreased from RMB 412.0 million in 2014 to RMB 395.7 million in 2015 and increased to RMB 412.0 million (US$ 59.3 million) in 2016. The decrease of revenue from 2014 to 2015 and the increase from 2015 to 2016 were insignificant.

Our loss from continuing operations improved from RMB 1,024.8 million in 2014 to RMB 276.4 in 2015, and improved to RMB 37.0 million (US$ 5.3 million) in 2016.

Net revenues from our Better Schools division, which includes K-12 schools and tutoring, accounted for 57.4%, 61.1% and 65.7% of our total net revenues from continuing operations in 2014, 2015 and 2016, respectively. Net revenues from our Better Jobs, which includes continuing operations of Career Enhancements, accounted for 42.6%, 38.9% and 34.3% of our total net revenues from continuing operations in 2014, 2015 and 2016, respectively. We expect the mix of our net revenues between our Better Schools and Better Jobs divisions to change along with our strategic shift from tutoring to career enhancement.

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

Specific factors affecting our results of operations

While our business is influenced by factors affecting the education and career enhancement industries in China generally and by conditions in each of the geographic markets we serve within China, we believe our business is more directly affected by company-specific factors, including, among others:

•	The number of student enrollments . The number of student enrollments is largely driven by the demand for the educational programs offered by Better Schools and Better Jobs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our tutoring centers, K-12 schools, career enhancement centers and campus, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We plan to continue to add new offerings to better attract students of different needs and provide cross-selling opportunities, and we intend to keep the current K-12 schools student enrollments, which are almost at its full capacity.

•	The amount of fees we charge . We determine course fees for our tutoring and career enhancement services primarily based on demand for our courses, the targeted market for our courses, the geographic location and capacity of the center, costs of delivering our services, and the course fees charged by our competitors for the same or similar courses.

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

•	Our costs and expenses . We incur costs and expenses at both the head quarter level and at our tutoring centers, K-12 schools, career enhancement centers and campus. Our most significant costs at our K-12 schools, tutoring centers, partner schools and career enhancement centers are compensation paid to our teachers and for rent expense. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

Effects of disposals and other strategic plans

There are no material disposals during the year 2016.

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

	For the Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	411,998	100.0	395,715	100.0	412,016	59,343	100.0
Cost of revenues	(274,036)	(66.5)	(245,945)	(62.2)	(238,742)	(34,386)	(57.9)
Gross Profit	137,962	33.5	149,770	37.8	173,274	24,957	42.1

Net revenues

In 2014, 2015 and 2016, we generated net revenues of RMB 412.0 million, RMB 395.7 million and RMB 412.0 million (US$ 59.3 million), respectively from continuing operations.

The decrease of revenue from 2014 to 2015 and the increase from 2015 to 2016 were both insignificant.

We derived net revenues from our three operating segments in terms of percentages of our overall net revenues from continuing operations as follows in 2014, 2015 and 2016:

	For the Years Ended December 31,
	2014	2015	2016
	%	%	%
Better Schools:
Tutoring	16.6	13.9	11.7
K-12 schools	40.8	47.2	54.0
Total Better Schools	57.4	61.1	65.7

Better Jobs:
Career enhancement	42.6	38.9	34.3

Tutoring . We provided educational services in our 12 tutoring centers as of December 31, 2016. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to six months. The most significant factors that directly affect our net revenues in our tutoring segment are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB 100 to RMB 16,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are delivered in large class settings ranging from 15 students to 65 students per class. In addition, we also deliver these services in premium classes, including one-on-one tutoring.

K-12 schools . We operated four K-12 schools as of December 31, 2016. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly take place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB 2,000 to RMB 63,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 60 students per class.

Career enhancement . Our career enhancement services are provided in our 29 career enhancement centers, which include 10 career centers, 18 training offices and one career enhancement campus. We recognize revenues from course fees collected for enrollment in the courses we offer at our career enhancement centers over the period of the course, which typically ranges from several days to 12 months. Course fees collected in advance are recorded as deferred revenues until the services are provided. The most significant factors that directly affect our revenues in our career enhancement segment are the number of enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as soft skills, information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB 400 to RMB 20,000 per program with course lengths ranging from several days to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class. The corporate trainings are all tailor-made according to customer companies’ requirements, and normally are delivered to 10 to 30 persons per course.

Cost of revenues

Cost of revenues for our educational and career enhancement programs and services primarily consists of:

•	Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools, tutoring centers and career enhancement centers. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;

•	Rental payments for the operation of our school and center properties;

•	Depreciation and amortization of properties and equipment used in the provision of educational and career enhancement services and accommodation facilities;

•	Utilities used in our schools and center properties and accommodation facilities; and

•	Amortization of student population intangible assets.

•	Tutoring . Cost of revenues for our tutoring segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, and depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for products sold in our tutoring segment primarily consists of materials, packaging and shipping.

•	K-12 schools . Cost of revenues for our K-12 schools segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property and equipment used in the provision of educational services and accommodation facilities and, to a lesser extent, costs of course materials.

•	Career enhancement . Cost of revenues for our career enhancement segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, and depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for products sold in our career enhancement segment primarily consists of materials, packaging and shipping.

Gross profit

For continuing operations, gross profit as a percentage of our net revenues was 33.5%, 37.8% and 42.1% in 2014, 2015 and 2016, respectively. The increase was mainly benefited from the effective expense control and improvement of operational efficiency that were implemented after the management had took control of the company from JPL since 2014.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	411,998	100	395,715	100	412,016	59,343	100
Operating expenses:
Selling and marketing	(80,377)	(19.5)	(55,511)	(14.0)	(41,818)	(6,023)	(10.1)
General and administrative	(508,544)	(123.4)	(280,634)	(70.9)	(145,513)	(20,958)	(35.3)
Research and development	(12,259)	(3.0)	(7,308)	(1.8)	(7,572)	(1,091)	(1.8)
Impairment loss	(292,577)	(71.0)	(162,351)	(41.0)	(22,402)	(3,227)	(5.4)

Total operating expenses	(893,757)	(216.9)	(505,804)	(127.7)	(217,305)	(31,299)	(52.6)

Selling and marketing expenses . Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The decrease in selling and marketing expenses as a percentage of net revenues was primarily due to lower spending on marketing expense.

General and administrative expenses .. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities as well as bad debt provision. Our general and administrative expenses as a percentage of net revenues decreased from 123.4% in 2014 to 70.9% in 2015 mainly due to lower service fees related to JPL, lower share-based compensation, and lower professional fees, which decreased in 2016 and the percentage decreased to 35.3%.

Research and development expenses .. Our research and development expenses primarily consist of compensation, benefits and other headcount-related costs associated with the development of our online education technology platform and courseware and outsourced development costs. There was no material fluctuation.

Impairment loss . Our impairment loss from continuing operations was related to the impairment of goodwill and intangible assets. See Note 10 and Note 11 to consolidated financial statements for further detail.

Share-based compensation expenses .. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based expenses:
Selling and marketing	(351)	0.2	(457)	0.9	-	-	-
General and administrative	(156,870)	99.7	(49,371)	98.5	(7,828)	(1,127)	100.0
Research and development	(144)	0.1	(289)	0.6	-	-	-

Total share-based expenses	(157,365)	100.0	(50,117)	100.0	(7,828)	(1,127)	100.0

Our predecessor entity, Ambow Education Co., Ltd., adopted the 2010 Equity Incentive Plan in June 2010 and became effective upon completion of our IPO. See “Item 6 — Directors, Senior Management and Employees — Compensation—Equity-based compensation plans.” From 2014 to 2016, we did not grant any share options to our employees and consultants for services rendered by them. We have adopted the provisions of ASC 718 “Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees” for the share options we granted. For options granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the options. For options granted to our consultants, we record share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed.

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

As of December 31, 2015 and 2016, the payable balances for VAT were RMB 30.6 million and RMB 31.3 million, respectively.

Business tax

For those schools and college in China providing degree-oriented education services, they are exempted from paying business tax on revenue generated from both these services and any accommodation revenue associated with degree-oriented education. For all other entities in China, as well as for any revenue generated by schools and college for non-degree-oriented education services, business tax of between 3% and 5% of gross revenues is payable, as disclosed in Note 13 to consolidated financial statements.

As of December 31, 2015 and 2016, the payable balances for business tax were RMB 27.2 million and RMB 24.1 million, respectively.

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

In March 2007, Ambow Online was certified as a “new and high-technology enterprise” and a “software enterprise”, from which Ambow Online was entitled to choose to enjoy preferential tax treatment in either name. Ambow Online chose to apply for preferential tax treatment as a “software enterprise”. As a result, it has been entitled to a two-year income tax exemption since 2008 and was subject to 12.5% corporate income tax for another three years. The “High and New Technology Enterprises” certificate of Ambow Online has been expired in 2014, and the company has no intention to renew the certificate, Ambow Online was subject to an income tax rate of 25% since 2014. In August 2014, the in charge tax bureau of Ambow Online issued Circular Haiguoshuibatong [2014] 08004, canceling the preferential tax treatment of Ambow Online and wanted to claw back the income tax in 2011 in the amount of RMB 7.3 million and the corresponding late payment interest in the amount of RMB 3.4 million. The overdue fee in the amount RMB 1.3 million and RMB 1.3 million were accrued for the years ended December 31, 2015 and 2016. We commenced legal action to dispute the cancellation of the preferential treatment. In 2015 the court rejected our defense and later rejected our appeal. Please refer to “Item 8.A Financial Information —Consolidated Financial Statements and other Financial Information — Legal Proceedings”.

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

The determination of our provision for income taxes, particularly for private schools, is subject to uncertainty. The strict application of the CIT Law indicates that certain of our private schools are subject to income tax of 25% after January 1, 2008. For those private schools where the tax authorities have not determined a deemed fixed amount or deemed fixed rate for the purposes of calculating income tax payable, we have assumed that income tax of 25% is payable. However, as of December 31, 2016, no detailed implementation guidance has been provided to local tax authorities on how to apply the CIT Law to private schools. It is possible that, upon the introduction of the detailed implementation guidance, we may find ourselves in a position whereby income tax is not payable for periods prior to the release of the detailed guidance.

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

In 2014, the Group deconsolidated Jilin Tutoring. Details see Note 26 to the consolidated financial statements. The company regained control of these deconsolidated entities in the second half of 2015, and they were reconsolidated in the 2015 and 2016 consolidated financial statements.

The separated VIE and Non-VIE financial net revenue and net income during the year of 2014 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Net Revenue	403,643	11,557	(3,202)	411,998
Net Loss	(550,911)	(531,644)	—	(1,082,555)

The separated VIE and Non-VIE financial information during the year of 2015 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalent	125,850	120,453	—	246,303
Inter-Group balances due from VIEs/Non VIEs	1,775,872	3,132,526	(4,908,398)	—
Investment to VIEs	—	81,960	(81,960)	—
Other current assets	277,363	158,958	—	436,321
non-current assets	315,301	10,000	—	325,301
Total Assets	2,494,386	3,503,897	(4,990,358)	1,007,925
Inter-Group balances due to VIEs/Non VIEs	3,421,022	1,391,419	(4,812,441)	—
Other current liabilities	540,097	299,284	—	839,381
non-current liabilities	25,721	—	—	25,721
Total Liabilities	3,986,840	1,690,703	(4,812,441)	865,102
Equity	(1,492,454)	1,813,194	(177,917)	142,823
Net Revenue	411,315	9,896	(25,496)	395,715
Net Income/(Loss)	370,818	(306,462)	—	64,356

The separated VIE and Non-VIE financial information during the year of 2016 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalent	173,772	23,128	—	196,900
Inter-Group balances due from VIEs/Non VIEs	1,844,177	3,254,337	(5,098,514)	—
Investment to VIEs	—	81,960	(81,960)	—
Other current assets	319,302	100,325	—	419,627
non-current assets	280,362	79,306	—	359,668
Total Assets	2,617,613	3,539,056	(5,180,474)	976,195
Inter-Group balances due to VIEs/Non VIEs	3,002,644	2,022,867	(5,025,511)	—
Other current liabilities	521,375	316,627	—	838,002
non-current liabilities	23,172	—	—	23,172
Total Liabilities	3,547,191	2,339,494	(5,025,511)	861,174
Equity	(929,578)	1,199,562	(154,963)	115,021
Net Revenue	470,194	2,625	(60,803)	412,016
Net Loss	(12,805)	(24,213)	—	(37,018)

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

Education programs and services also include programs offered online which could be accessed through a username and password. Revenue of this service offering is recognized when programs are delivered online, and collected within one to three months.

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

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships, which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The company reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (see Note 10-”Intangible assets, net” to the consolidated financial statements for additional information):

Software	2 years to 10 years
Student populations	1.8 years to 15 years
Customer relationships	5.7 years
Cooperative agreements	1.3 years to 10 years
Favorable leases	0.8 years to 20 years
Non-compete agreement	3 years to 4.5 years
Trade names	Indefinite

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

We adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Significant judgment is required in evaluating the uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. For the years ended December 31, 2013, we did not have any material interest and penalties associated with tax positions. In 2014, the Group received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. We commenced legal action to dispute the cancellation of the preferential treatment. In 2015 the court rejected our defense and later rejected our appeal. Please refer to “Item 8.A Financial Information —Consolidated Financial Statements and other Financial Information — Legal Proceedings”. See Note 18 to consolidated financial statements for details of the Group’s tax position as of December 31, 2016.

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

Summary of Consolidated Statements of Operations

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
Educational programs and services	411,998	395,715	412,016	59,343
COST OF REVENUES:
Educational programs and services (1)	(274,036)	(245,945)	(238,742)	(34,386)
GROSS PROFIT	137,962	149,770	173,274	24,957
Operating expenses:
Selling and marketing (1)	(80,377)	(55,511)	(41,818)	(6,023)
General and administrative (1)	(508,544)	(280,634)	(145,513)	(20,958)
Research and development (1)	(12,259)	(7,308)	(7,572)	(1,091)
Impairment loss	(292,577)	(162,351)	(22,402)	(3,227)
Total operating expenses	(893,757)	(505,804)	(217,305)	(31,299)
OPERATING LOSS	(755,795)	(356,034)	(44,031)	(6,342)
OTHER INCOME/(EXPENSE)	(267,861)	(39,371)	12,924	1,862
Loss before income tax, non-controlling interest, and discontinued operations	(1,023,656)	(395,405)	(31,107)	(4,480)
Income tax (expense)/benefit	(1,135)	118,963	(5,911)	(851)
LOSS FROM CONTINUING OPERATIONS	(1,024,791)	(276,442)	(37,018)	(5,331)
(Loss) income on and from sale of discontinued operations, net of income tax (1)	(57,764)	340,798	-	-
NET (LOSS)/INCOME	(1,082,555)	64,356	(37,018)	(5,331)
Less: Net income/(loss) contributable to non-controlling interest	(5,742)	617	(1,318)	(190)
NET (LOSS)/INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	(1,076,813)	63,739	(35,700)	(5,141)
NET (LOSS)/INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(1,076,813)	63,739	(35,700)	(5,141)

(1)	Includes depreciation and amortization of RMB 57.7 million, RMB 41.1 million and RMB 25.0 million (US$ 3.6 million), excluding Jinghan Group, for the years ended December 31, 2014, 2015 and 2016, respectively.

Year ended December 31, 2016 compared with year ended December 31, 2015

Net revenues . Our net revenues increased by 4.1% from RMB 395.7 million in 2015 to RMB 412.0 (US$ 59.3 million) in 2016. The increase was primarily due to the increase in student enrolment and average tuition fees in some of our K-12 schools.

Cost of revenues . Our cost of revenues decreased by 2.9% from RMB 245.9 million in 2015 to RMB 238.7 million (US$ 34.4 million) in 2016. There was no material fluctuation in the cost of revenues from 2015 to 2016.

Gross profit .. Gross profit as a percentage of our net revenues increased from 37.8% in 2015 to 42.1% in 2016. The increase was primarily driven by the effective expense control and improvement of operational efficiency.

Operating expenses . Our total operating expenses decreased by 57.0% from RMB 505.8 million in 2015 to RMB 217.3 million (US$ 31.3 million) in 2016. This decrease was mainly due to lower general and administrative expenses and lower impairment loss in 2016 compared to 2015.

•	Selling and marketing expenses . Our selling and marketing expenses decreased by 24.7% from RMB 55.5 million in 2015 to RMB 41.8 million (US$ 6.0 million) in 2016. The decreases were mainly due to the change of marketing strategy and the decrease of advertising expense.

•	General and administrative expenses . Our general and administrative expenses decreased by 48.1% from RMB 280.6 million in 2015 to RMB 145.5 million (US$ 21.0 million) in 2016. The decrease was mainly due to lower share-based compensation, lower bad debt provision, lower other one-time expenses, as well as less headcount.

•	Research and development expenses . Our research and development expenses increased by 4.1% from RMB 7.3 million in 2015 to RMB 7.6 million (US$ 1.1 million) in 2016. There was no material fluctuation.

•	Impairment loss . The impairment loss of RMB 22.4 million (US$ 3.2 million) in 2016 was mainly due to the impairment loss recognized in goodwill and intangible assets.

Other income (expense), net. We recorded net other income of RMB 12.9 million (US$ 1.9 million) in 2016, compared to net other expenses of RMB 39.4 million in 2015. The amount has turned into profit mainly due to the interest income received from short-term investments and the income on sale of investment available for sale in 2016, comparing to a loss of RMB 39.4 million in 2015 mainly from one-time expense related to convertible loan.

Income tax benefit (expense) . Our income tax benefit/(expense) changed from RMB 119.0 million benefit in 2015 to RMB 5.9 million (US$ 0.9 million) expense in 2016. Excluding the income tax impact of 2015, our recognized income expense comprised of tax expense of RMB 4.9 million for continuing operation results, tax expense of RMB 4.1 million related to allowance of deferred tax assets, and tax benefit of RMB 3.1 million related to deferred tax liabilities reversal due to unrecognized valuation surplus amortization and assets impairment.

Income/(loss) from continuing operations .. Our loss from continuing operations decreased from loss of RMB 276.4 million in 2015 to loss of RMB 37.0 million (US$ 5.3 million) in 2016. If excluding impairment charges of RMB 162.4 million and RMB 22.4 million in 2015 and 2016, respectively, our loss from continuing operations improved RMB 99.4 million mainly due to less one-time expense and effective cost control.

Income/(loss) from and on sale of discontinued operations, net of income tax . We recognized a gain of RMB 340.8 million on the disposal of Jinghan Group in 2015, while there was no such transaction in 2016.

Net income /(loss) . According to above mentioned factors, our net income/(loss) changed from income of RMB 64.4 million in 2015 to loss of RMB 37.0 million (US$ 5.3 million) in 2016.

Year ended December 31, 2015 compared with year ended December 31, 2014

Net revenues . Our net revenues decreased by 4.0% from RMB 412.0 million in 2014 to RMB 395.7 (US$ 61.1 million) in 2015. There were no material changes on net revenue from 2014 to 2015.

Cost of revenues . Our cost of revenues decreased by 10.3% from RMB 274.0 million in 2014 to RMB 245.9 million (US$ 38.0 million) in 2015. The decrease was due to the effective cost control.

Gross profit . Gross profit as a percentage of our net revenues increased from 33.5% in 2014 to 37.8% in 2015. The increase was primarily driven by lower employee cost due to reduction of headcounts and the effective expense control.

Operating expenses . Our total operating expenses decreased by 43.4% from RMB 893.8 million in 2014 to RMB 505.8 million (US$ 78.1 million) in 2015. This decrease was mainly due to lower general and administrative expenses and lower impairment loss in 2015 compared to 2014.

•	Selling and marketing expenses . Our selling and marketing expenses decreased by 31.0% from RMB 80.4 million in 2014 to RMB 55.5 million (US$ 8.6 million) in 2015. The decreases were mainly due to the change of marketing strategy and the decrease of advertising expense.

•	General and administrative expenses . Our general and administrative expenses decreased by 44.8% from RMB 508.5 million in 2014 to RMB 280.6 million (US$ 43.3 million) in 2015. The decrease was mainly due to lower share-based compensation, lower bad debt provision, lower other one-time expenses, as well as less headcount.

•	Research and development expenses . Our research and development expenses decreased by 40.7% from RMB 12.3 million in 2014 to RMB 7.3 million (US$ 1.1 million) in 2015. This decrease was primarily due to the reducing of the team size.

•	Impairment loss . The impairment loss of RMB 162.4 million (US$ 25.1 million) in 2015 was mainly due to the impairment loss recognized in intangible assets, fixed assets, long-term investment, other current assets and other non-current assets.

Other income (expense), net. We recorded net other expenses of RMB 39.4 million (US$ 6.1 million) in 2015, compared to net other expenses of RMB 267.9 million in 2014. The decrease was mainly due to decrease in interest expenses from amortization of BCF related to the convertible loan and the one-time expense of loss from extinguishment of debt in 2014.

Income tax benefit (expense) . Our income tax benefit/(expense) changed from RMB 1.1 million expense in 2014 to RMB 119.0million (US$ 18.4 million) benefit in 2015. This change was primarily related to a recognized tax benefit of about RMB 52.9 million for the excess of outside tax basis over financial reporting basis of Jinghan Group due to the disposal, deferred tax liabilities written-off related to assets impairment of RMB 40.4 million and assuming the utilization of net loss carried forward from previous years of RMB 17.9 million.

Income/(loss) from continuing operations . Our loss from continuing operations decreased from loss of RMB 1,024.8 million in 2014 to loss of RMB 276.4 million (US$ 42.7 million) in 2015. This change was primarily due to lower impairment charges, effective cost control and the amortization of BCF related to the convertible loan and the one-time expense of loss from extinguishment of debt in 2014.

Income/(loss) from and on sale of discontinued operations, net of income tax . Our income from and on sale of discontinued operation, net of income tax was RMB 340.8 million (US$ 52.6 million) in 2015, compared to loss from and on sale of discontinued operations, net of income tax of RMB 57.8 million in 2014. The income from and on sale of discontinued operation in 2015 was mainly due to the income recognized on the disposal of Jinghan Group.

Net income /(loss) . According to above mentioned factors, our net income/(loss) increased from loss of RMB 1,082.6 million in 2014 to income of RMB 64.4 million (US$ 9.9 million) in 2015.

Discussion of segment operations

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
Tutoring	68,203	54,888	47,985	6,911
K-12 schools	168,244	186,747	222,592	32,060
Better Schools net revenues	236,447	241,635	270,577	38,971
Career enhancement	175,551	154,080	141,439	20,372
Better Jobs net revenues	175,551	154,080	141,439	20,372
Total net revenues of reportable segments and the company	411,998	395,715	412,016	59,343
Cost of revenues:
Tutoring	(52,728)	(41,048)	(33,465)	(4,820)
K-12 schools	(115,416)	(116,819)	(137,833)	(19,852)
Better Schools Cost of revenues	(168,144)	(157,867)	(171,298)	(24,672)
Career enhancement	(105,892)	(88,078)	(67,444)	(9,714)
Better Jobs Cost of revenues	(105,892)	(88,078)	(67,444)	(9,714)
Total costs of revenues of reportable segments and the company	(274,036)	(245,945)	(238,742)	(34,386)
Gross profit
Tutoring	15,475	13,840	14,520	2,091
K-12 schools	52,828	69,928	84,759	12,208
Better Schools gross profit	68,303	83,768	99,279	14,299
Career enhancement	69,659	66,002	73,995	10,658
Better Jobs gross profit	69,659	66,002	73,995	10,658
Total gross profit of reportable segments and the company	137,962	149,770	173,274	24,957
Gross margin
Tutoring	22.7%	25.2%	30.3%	30.3%
K-12 schools	31.4%	37.4%	38.1%	38.1%
Better Schools gross margin	28.9%	34.7%	36.7%	36.7%
Career enhancement	39.7%	42.8%	52.3%	52.3%
Better Jobs gross margin	39.7%	42.8%	52.3%	52.3%
Total gross margin of reportable segments and the company	33.5%	37.8%	42.1%	42.1%

Year ended December 31, 2016 compared with year ended December 31, 2015

Tutoring

Net revenues from our tutoring segment decreased from RMB 54.9 million in 2015 to RMB 48.0 million (US$ 6.9 million) in 2016. The decrease was primarily due to our effort to re-establish a solid foundation for future growth by suspension of non-performing businesses.

Cost of revenues from our tutoring segment decreased from RMB 41.0 million in 2015 to RMB 33.5 million (US$ 4.8 million) in 2016. The decrease was in line with the decrease in revenue.

Gross profit as a percentage of our net revenues from our tutoring segment was 25.2 % in 2015 and 30.3 % in 2016. The increase was mainly driven by our effort to re-establish a solid foundation for future growth by suspension of non-performing businesses.

K-12 schools

Net revenues from our K-12 schools segment increased from RMB 186.7 million in 2015 to RMB 222.6 million (US$ 32.1 million) in 2016. The increase was primarily due to the increase in student enrolment and average tuition fees in some of our K-12 schools.

Cost of revenues from our K-12 schools segment increased from RMB 116.8 million in 2015 to RMB 137.8 million (US$ 19.9 million) in 2016. The increase was primarily due to more supporting direct cost related to the increase in student enrollment.

Gross profit as a percentage of our net revenues from our K-12 schools segment was 37.4% in 2015 and 38.1% in 2016. The increase in the gross profit margin was mainly due to the effective cost control.

Career enhancement

Net revenues from our career enhancement segment decreased from RMB 154.1 million in 2015 to RMB 141.4 million (US$ 20.4 million) in 2016. The decrease was primarily due to our effort to re-establish a solid foundation for future growth by suspension of non-performing businesses.

Cost of revenues in our career enhancement segment decreased from RMB 88.1 million in 2015 to RMB 67.4 million (US$ 9.7 million) in 2016, which was mainly caused by suspension of non-performing business and our effort in cost saving initiatives.

Gross profit as a percentage of our net revenues from our career enhancement segment was 42.8% in 2015 and 52.3% in 2016. The increase in gross margin was mainly driven by our effort to re-establish a solid foundation for future growth by closing down non-performing businesses.

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

B.	Liquidity and Capital Resources

The Group reported a net loss of RMB 276.4 million and RMB 37.0 million from continued operations for the years ended December 31, 2015 and 2016, which included a non-cash impairment charge of RMB 205.3 million related to the provision of receivables, impairment loss of fixed assets, intangible assets, long term investment, other non-current assets and other current assets, and a non-cash expense of RMB 56.5 million related to the interest expense of convertible loan in 2015; and a non-cash impairment loss of intangible assets and goodwill of RMB 22.4 million, and RMB 1.7 million provision of prepaid and other current assets in 2016. The company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the company will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to achieve profitability.

Our principal sources of liquidity have been cash generated from operating activities. As of December 31, 2016, we had RMB 196.9 million (US$ 28.4 million) in unrestricted cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. As of December 31, 2016, we had RMB 173.8 million (US$ 25.0 million) in unrestricted cash and cash equivalents from our VIEs.

The company’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB 221.5 million as of December 31, 2016. The Group’s consolidated net assets were amounting to RMB 115.0 million as of December 31, 2016. In addition the company has lease commitment of RMB 118.7 million as of December 31, 2016, of which RMB 17.6 million was within one year.

The Group had approximately RMB 174.8 million and RMB 64.7 million short term investment, available for sale and short term investment, held to maturity as of December 31, 2016, which was held as short-term investments to be liquid on the expiration date before the end of 2017.

Historically, the Group has addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings and the sale of subsidiaries and other non-performing assets. From 2017 and onwards, the Group will focus on improving operation efficiency and cost reduction, developing core cash-generating business and enhancing marketing function. Actions include expanding Financial Share Service Centers across the Group wide and standardizing the Group’s Finance and Operation Policies throughout the Group; as well as implementing ERP systems to standardize operations, enhance internal controls, and create synergy of the Group’s resources.

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

Condensed summary of our cash flows

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(160,367)	(40,119)	17,535	2,524
Net cash provided by/(used in) investing activities	110,221	58,214	(65,218)	(9,393)
Net cash provided by/(used in) financing activities	87,003	12,830	(1,504)	(216)
Changes in cash, cash equivalents and restricted cash included in assets held for sale	43,870	38,063	-	-
Effects of exchange rate changes on cash, cash equivalents and restricted cash	404	(2,968)	84	12
Net change in cash, cash equivalents and restricted cash	81,131	66,020	(49,103)	(7,073)
Cash, cash equivalents and restricted cash at beginning of year	101,202	182,333	248,353	35,770
Cash, cash equivalents and restricted cash at end of year	182,333	248,353	199,250	28,697

Operating activities

Net cash provided by operating activities amounted to RMB 17.5 million (US$ 2.5 million) in the year ended December 31, 2016, as compared to net cash used in operating activities of RMB 40.1 million in the year ended December 31, 2015 and net cash used in operating activities of RMB 160.4 million in the year ended December 31, 2014.

Net cash provided by operating activities in the year ended December 31, 2016 was primarily attributable to depreciation and amortization of RMB 25.0 million (US$ 3.6 million), share-based compensation expense of RMB 7.8 million (US$ 1.1 million), impairment losses of RMB 22.4 million (US$ 3.2 million), an increase in accrued and other liabilities of RMB 2.6 million (US$ 0.4 million) and an increase in income tax payable of RMB 3.5 million (US$ 0.5 million), partially offset by net loss of RMB 37.0 million (US$ 5.3 million), an decrease deferred revenue of RMB 6.4 million (US$ 0.9 million), an increase in accounts receivable of RMB 2.3 million (US$ 0.3 million) and a decrease in accounts payable of RMB 1.7 million (US$ 0.2 million).

Net cash used in operating activities in the year ended December 31, 2015 was primarily attributable to net income of RMB 64.4 million (US$ 9.9 million), a disposal gain from subsidiaries of RMB 343.9 million (US$ 53.1 million), an increase in prepaid and other current assets of RMB 18.2 million (US$ 2.8 million), an income on reconsolidate de-consolidate entities of RMB 14.1 million (US$ 2.2 million), an increase in amount of income tax payable of RMB 6.9 million (US$ 1.1 million), and an decrease in amount of deferred tax of RMB 128.8 million (US$ 19.9 million), partially offset by depreciation and amortization of RMB 45.7 million (US$ 7.1 million), an increase in interest expense of RMB 56.5 million (US$ 8.7 million), an increase in share-based compensation of RMB 50.1 million (US$ 7.7 million), an increase in impairment loss of RMB 162.4 million (US$ 25.1 million), an increase in amount of bad debt provision of RMB 43.0 million (US$ 6.6 million), an increase in accrued and other liabilities of RMB 34.4 million (US$ 5.3 million) and an increase in deferred revenue of RMB 8.8 million (USD$ 1.4 million).

Investing activities

Net cash used in investing activities amounted to RMB 65.2 million (US$ 9.4 million) in the year ended December 31, 2016 as compared to RMB 58.2 million net cash inflow in the year ended December 31, 2015 and RMB 110.2 million net cash inflow in the year ended December 31, 2014.

Net cash used in investing activities in the year ended December 31, 2016 was mainly attributable to purchase of available-for-sale investments of RMB 442.8 million (US$ 63.8 million), purchase of held-to-maturity investments of RMB 651.5 million (US$ 93.8 million), prepayment of acquisition of property of RMB 71.0 million (US$ 10.2 million), purchase of property and equipment of RMB 7.4 million (US$ 1.1 million) and prepayment for leasehold improvement of RMB 3.9 million (US$ 0.6 million), partially offset by redemption from available-for-sale investments of RMB 373.9 million (US$ 53.9 million), redemption from held-to-maturity investments of RMB 738.6 million (US$ 106.4 million) and fund from maturity of term deposits of RMB 1.2 million (US$ 0.2 million).

Net cash provided by investing activities in the year ended December 31, 2015 was mainly from disposal of subsidiaries of RMB 287.4 million (US$ 44.4 million), net of the cash balance at disposed entities, maturity and redemption from held-to-maturity investments of RMB 376.1 million (US$ 58.1 million), redemption from available-for-sale investments of RMB 114.6 million (US$ 17.7 million), proceed from transferring financial assets of RMB 40 million (US$ 6.2 million) and the withdrawal of term deposit of RMB 9.9 million (US$ 1.5 million), partially offset by the payments for available-for-sale investments of RMB 216.9 million (US$ 33.5 million), payments for held-to-maturity investments of RMB 527.9 million (US$ 81.5 million), purchase of properties and equipments of RMB 7.6 million (US$ 1.2 million), purchase of subsidiaries of RMB 14 million (US$ 2.2 million) and prepayment of leasehold improvement of RMB 4.3 million (US$ 0.7 million).

Financing activities

Our financing activities consist primarily of short-term and long-term borrowings. Net cash used in financing activities amounted to RMB 1.5 million (US$ 0.2 million) in the year ended December 31, 2016, as compared to net cash provided amounted to RMB 12.8 million in the year ended December 31, 2015 and RMB 87.0 million in the year ended December 31, 2014.

Net cash used in financing activities in the year ended December 31, 2016 was attributable to repayments of short-term borrowings amounted to RMB 2.3 million (US$ 0.3 million), offset by proceeds from minority shareholder capital injection of RMB 0.8 million (US$ 0.1 million).

Net cash provided by financing activities in the year ended December 31, 2015 was attributable to repayment of short-term borrowings of RMB 39.6 million (US$ 6.1 million), partially offset by proceeds from short-term borrowings of RMB 2.3 million (US$ 0.4 million) and proceeds from issuing convertible loan of RMB 50 million (US$ 7.7 million).

Changes in cash, cash equivalents and restricted cash included in assets held for sale

Changes in cash, cash equivalents and restricted cash included in assets held for sale was nil in the year ended December 31, 2016.

Changes in cash, cash equivalents and restricted cash included in assets held for sale in the year ended December 31, 2015 was attributable to an increase of RMB 38.1 million, which are the cash balance of Jinghan Group. The disposal of Jinghan Group was completed by April 8, 2015.

Short-term borrowings

During 2014, 2015 and 2016, we and our affiliated entities entered into various short-term loan agreements in the aggregate amount of RMB 39.6 million, RMB 2.3 million and nil, respectively, with terms less than one year.

Short-term borrowings consisted of the following:

		As of December 31
		2015	2016
		(In thousands)
	Maturities	RMB	RMB
Unsecured short-term borrowings from third party	September 2015	2,300	-

The weighted average interest rate of short-term borrowings outstanding was 10.0% and nil per annum as of December 31, 2015 and 2016. The fair values of the short-term borrowings approximate their carrying amounts. The weighted average short-term borrowings for the years ended December 31, 2015 and 2016 was RMB 11.0 million and RMB 1.1 million, respectively.

The short-term borrowings incurred interest expenses for the years ended December 31, 2014, 2015 and 2016 amounting to RMB 25.1 million, RMB 4.3 million and RMB 0.1 million, respectively. There was neither capitalization as additions to construction in progress nor guarantee fees for each of three years ended December 31, 2016.

Convertible Loans

On June 12, 2012 and October 24, 2012, the Group finalized a loan agreement amounting to RMB 125.7 million (US$ 20 million) (“Loan Agreement”) with IFC, in which IFC granted the Group a convertible loan (“IFC C Loan”). IFC may at its option convert a minimum of US$ 1.0 million or its integral multiple of IFC C Loan in whole or in part, at any time prior to the fifth anniversary of the date of the first disbursement of the IFC C Loan, into Class A Ordinary Shares at the conversion price of $300 per ADS ($150 per ordinary share), subject to dilution protection adjustment and registration or an exemption from registration under the Securities Act.

IFC C Loan bears variable rate of 4.5% per annum above 6-month LIBOR, subject to step down provision as follow:

(i)	Within 12 months from the date of the Loan Agreement, 3.5% for future IFC C Loan interest payments if the Borrower’s ADSs trade at an average trading price of US$ 210.0 or above for any 3 consecutive months period; and

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

Since the conversion price of the IFC C Loan exceeds the market price of the company’s ordinary shares on the date of issuance, no portion of the proceeds from the issuance was accounted for as the beneficial conversion feature, and was treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component. Costs incurred by the company that were directly attributable to the issuance of IFC C Loan amounting to approximately RMB 3.4 million (US$ 0.6 million), were deferred over loan period and being charged to the consolidated statements of operations and other comprehensive loss using the effective interest rate method. The issuance cost was fully charged as of December 31, 2014 as the IFC C loan was expired due to the company triggering default event as mentioned below. The front fee paid to IFC amounting to RMB 4.9 million, were deferred over loan period and being treated as debt discount deducting the proceeds at inception and accretion during the loan period with effective interest method. The amortization of front fee was nil for the years ended December 31, 2014, 2015 and 2016.

Management further determined that the interest rate change feature (“IRCF”) embedded in the convertible loan is required to be bifurcated and accounted for as a derivative asset. The fair value of the IRCF as of issuance date was RMB 0.4 million (US$ 0.1 million) and bifurcated from the Loan of RMB 121.1 million (US$ 20.0 million) and included in debt discount, which is amortized over the loan period, using the effective interest rate method. The change in the fair value of the embedded derivative assets was recognized as interest expense from revaluation of embedded derivative in the consolidated statements of operations and comprehensive income (loss). By the end of December 31, 2013, the IRCF was cancelled due to the company triggering default event as mentioned below.

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

On May 5, 2014, the company entered into Restructuring Agreement with CEIHL, according to which, CEIHL, will provide for funding for the company approximately RMB 290.6 million (US$ 48 million) in total, comprising the amounts paid, or procured to be paid, by CEIHL or its nominee in satisfaction of and/or discharge of and/or to purchase certain onshore debt with estimated pay off value of approximately RMB 80 million; and the remaining as defined in USD Facility Loan Agreement, which was agreed by both parties in Second Amendment and Restated Loan Agreement. To the extent that the onshore debt is less than the expected pay off value, CEIHL shall lend a corresponding additional amount of funds to the Group offshore and the total amount paid under this Restructuring Agreements thus equals US$ 48 million (and no less), in exchange for a right to convert the principal outstanding under the USD Facility Agreement (as may be increased in accordance with this clause, but not taking into account any principal that relates to capitalized interest) into an aggregate of not more than an 85% economic interest in the company, with 50.1% of the voting rights in the company.

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

Subject to the Second Amendment and Restated Loan Agreement, the IFC C Loan consisting of a principal amount of RMB 104.0 million (US$ 17.0 million); and the IFC D Loan consisting of a principal amount of approximately RMB 85.6 million (US$ 14.0 million); and the other loans consisting of a principal amount of approximately RMB 104.1 million (US$ 17.0 million). The entire amount of the Convertible Loan (consisting of an aggregate principal amount of US$ 48 million which is convertible into an aggregate of 32,426,090 Class A Ordinary Shares. Accordingly, the conversion rate is US$ 1.480 per share.

The Maturity Date of these loans is 3 years after the date of the Effective Date, which is defined as the date of the discharge of the JPLs in accordance with the Restructuring Agreement. The interest rate is 3% per annum for any interest period and applied to the both loans. Under the Second Amendment and related financing documents, and under the IFC D Loan Facility, CEIHL assigned approximately RMB 30.6 million (US$ 5 million) each of its commitments to Baring Private Equity Asia V Holding (4) limited (“Baring”) and SummitView.

According to the Second Amendment, the IFC C Loan was substantially amended by decreasing the conversion rate from US$ 150 per share to US$ 1.479 per share. As a result, the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) was substantially changed. According to ASC Topic 470, if it is determined that the original and new debt instruments are substantially different, and the new debt instrument shall be initially recorded at fair value, and that amount shall be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument. Therefore, the amended IFC C loan was initially recorded at fair value, amounting to RMB 254.2 million (US$ 41.5 million) as of May 13, 2014. As comparing to the carrying value of original IFC C Loan consisting of a principal amount of RMB 104.0 million (US$ 17.0 million) and accrued interest payable amounting to RMB 6.9 million (US$ 1.1 million), a loss from extinguishment of debt with amounting to RMB 143.9 million (US$ 23.4 million) was recognized in 2014.

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

In addition, if the intrinsic value of the BCF is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF shall be limited to the amount of the proceeds allocated to the convertible instrument. As a result, the discount of the convertible loan was limited to the proceeds of RMB 300.6 million (US$ 49.1 million).

On August 31, 2014, CEIHL entered a Share Interest Assignment Agreement (“Assignment Agreement”) with New Flourish Holding Limited (“New Flourish”), an entity control by CEO of the company. Pursuant to the Assignment Agreement, CEIHL agreed to sell 5,678,963 shares at a favorable consideration of US$ 5.8 million with payment schedule of 3 equal annual installments starting on August 31, 2016. The company recorded it as share-based compensation expenses in the year 2014 amounting to RMB 94.4 million (see Note 23 to consolidated financial statements).

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

There were no convertible loan as of December 31, 2015 and 2016.

Capital expenditures

Our capital expenditures were RMB 6.5 million, RMB 7.6 million and RMB 78.4 million (US$ 11.3 million) in the fiscal years ended December 31, 2014, 2015 and 2016, respectively. These capital expenditures were incurred primarily for investments in facilities, equipment and technology. We had made a prepayment of RMB 71.0 million (US$ 10.2 million) for an office property in 2016. See Note 12 to the consolidated financial statements for further details.

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

C.	Research and Development, Patents and Licenses

We have an in-house research and development team with 25 full-time software and educational professionals as of December 31, 2016 help to develop and update our educational content based on the latest official local government curriculum of each of our specific subjects. We integrate the best content from our acquired schools, tutoring centers and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. In 2014, 2015 and 2016, we spent RMB 12.3 million, RMB 7.3 million and RMB 7.6 million (US$ 1.1 million), respectively, on research and development expenses.

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

On October 26, 2011, Dr Jin Huang, chief executive officer of the company, and holder of more than 10% interest in the voting power of the company, entered into a participation agreement with, among others, The Baring Asia Private Equity Fund V., L.P. (the “Participation Agreement”). Pursuant to this agreement, Campus Holdings Limited (“Campus”), an affiliate to The Baring Asia Private Equity Fund V., L.P., agreed to invest up to US$ 50.0 million to purchase Class A Ordinary Shares of the company through a series of private transactions and on the open market through purchases of American Depositary Shares

On August 31, 2014, CEIHL and New Flourish Holdings Limited (“New Flourish”), a British Virgin Islands company, entered into a Share Interest Assignment Agreement (“Agreement”). According to the agreement, CEIHL agrees to sell 5,678,963 shares to New Flourish at a total consideration of US$ 5.8 million. See Note 23 to the consolidated financial statements for further details.

There were no new off-balance sheet arrangements as of December 31, 2016.

F.	Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2016.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Operating lease obligations	118.7	17.6	27.8	19.1	54.2

As of December 31, 2015 and 2016, there were RMB 2.3 million and nil consideration obligations related to our acquisitions, respectively.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of December 31, 2016.

Name	Age	Position

Jin Huang	51	President, Chief Executive Officer and Chairman of the Board
Kia Jing Tan	44	Chief Financial Officer
Xuejun Xie	51	Vice President, Public Relationship and legal affairs
Jianguo Xue	51	Vice President, Sales
Chiao-Ling Hsu	47	Chief Operating Officer
Yanhui Ma(1)(2)	57	Director
Yigong Justin Chen (1)	47	Director
Ping Wu (1)(2)	52	Director
John Robert Porter	64	Director
R. Ralph Parks	73	Director

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

Justin Chen has served as a member of our board of directors since March, 2013. Mr. Justin Chen is a counsel at PacGate Law Group. He is a California licensed attorney and is qualified to practice before the United States Patent and Trademark Office. Justin Chen graduated from the University of lowa, College of Law in 1998, with a Juris Doctor degree and graduated from Peking University, Department of Biochemistry with a bachelor’s degree in 1992 and obtained his Master of Biochemistry and Juris Doctor degrees, both from University of lowa in 1995 and 1998, respectively.

Ping Wu has served as a member of our board of directors since June, 2013. Dr. Ping Wu is the co-founder of SummitView Capital China Venture Capital Funds and has invested in more than 30 start-up companies since 2010. Prior to co-founding SummitView Capital, he was the co-founder and has served as President, Chief Executive Officer and Chairman of board of directors of Spreadtrum Communications Inc, a Nasdaq listed leading fables semiconductor provider in China with Advanced technology in 2G, 3G and 4G wireless communications standards, since its inception in April 2001. Dr. Ping Wu served as Senior Director at Mobilink Telecon Inc. from 1997 until 2001. Prior to 1997, Dr. Wu served as Sr. Design Manager of Trident Microsystems, Inc. Dr. Wu holds a Bachelor of Science degree in electrical engineering from Tsinghua University and a master degree and Ph.D. degree in electrical engineering from the China Academy of Aerospace Aerodynamics.

John Robert Porter has served as a member of our board of directors since May 2014. Mr. Porter is a non-executive director of the company. Mr. Porter is also a director of China Education Investment Holding Limited (“CEIHL”). Mr. Porter is an English businessman and philanthropist, best known as the grandson of Sir Jack Cohen, Founder of Tesco and son of Dame Shirley Porter. Mr. Porter obtained degrees from Oxford, the Institute d’Etudes Politiques in Paris, and Stanford University Business, where he is also on the advisory council.

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

During 2016, the aggregate cash compensation that we paid to our executive officers as a group was RMB 5.7 million (US$ 0.8 million), which includes bonuses, salaries and other benefits that were earned in 2015 and paid in 2016. During 2016, we did not pay any cash compensation to our non-employee directors. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

As of December 31, 2016, options to purchase an aggregate of 119,896 Class A Ordinary Shares under 2010 Equity Incentive Plan had been granted to our executive officers. The exercise price of such equity awards was US$ 0.4749 per ordinary share and has expiration dates ranging from August 3, 2018 to February 24, 2021.

As of December 31, 2015 and 2016, options granted to employees (including the executive officers as mentioned above) to purchase 319,229 and 226,696 shares of ordinary shares and to non-employees to purchase 68,121 and 29,921 shares of ordinary shares were outstanding, and options to purchase 808,445 and 939,177 ordinary shares were still available for future grants. It is the company’s policy to issue new shares upon share option exercise.

On October 14, 2014, the Board of Directors granted the restricted stock to each member of the Board who is not an employee of the Group. The number of shares of restricted stock subject to each award shall be determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. Total numbers of shares of restricted stock were 811,359. The awards shall vest at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. As of December 31, 2015 and 2016, 270,453 and 225,377 shares were vested, respectively. For share-based compensation of directors and executive officers, please refer to Note 17 to consolidated financial statements.

On May 18, 2015, the Board of Directors granted 86,473 shares of the restricted stock to existing employees whose old options have expired by their terms. All restricted stock subject to this award shall fully vest as of May 18, 2015. During 2015 and 2016, 59,872 and 6,666 of the vested shares were issued respectively to existing employees whose old options have been expired.

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the grant date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. During 2015 and 2016, nil and 201,875 shares of the restricted stock were vested and issued respectively.

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

In the event that we terminate Dr. Huang’s employment under circumstances other than a change of control and for any reason other than for cause or voluntary termination, or if within 24 months after a change of control Dr. Huang is involuntarily terminated (other than for cause) or voluntarily resigns for good cause, Dr. Huang will be entitled to certain severance benefits, including:

•	A lump sum payment consisting of: (i) an amount equal to one-time Dr. Huang’s then annual salary; (ii) a prorated bonus based on target opportunity for the year; and (iii) an amount equal to 12 months’ housing allowance;

•	The right to exercise any and all unexercised stock options granted under our equity incentive plans in accordance with their terms, as if all such unexercised stock options were fully vested, within one year of the effective date of such termination; and

•	Any other bonus amounts or benefits to which Dr. Huang may be entitled under any of our benefit plans.

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

Share reserve . The maximum aggregate number of our ordinary shares that may be issued under our 2010 Equity Incentive Plan is 633,333 Class A Ordinary Shares plus (i) any shares that, as of the completion of our IPO, have been reserved but not issued pursuant to awards granted under our 2005 Stock Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to awards granted under the 2005 Stock Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Stock Plan that are forfeited to or repurchased by the company, with the maximum number of shares to be added to the 2010 Equity Incentive Plan pursuant to clauses (i) and (ii) above equal to 333,333 Class A Ordinary Shares. In addition, our 2010 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2011 fiscal year, equal to the least of:

•	5% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;

•	833,333 Class A Ordinary Shares; or

•	Such lesser number as our board of directors may determine.

Shares issued pursuant to awards under the 2010 Equity Incentive Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2010 Equity Incentive Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Equity Incentive Plan. As of December 31, 2016, the Group granted up to 954,190 Class A Ordinary Shares of the company to its employees, outside directors and consultants.

Administration . Our board of directors or a committee of our board of directors administers our 2010 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our 2010 Equity Incentive Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m). Subject to the provisions of our 2010 Equity Incentive Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, the number of shares subject to each such award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration payable upon exercise. The administrator also has the authority to modify or amend awards, to prescribe rules and to construe and interpret the 2010 Equity Incentive Plan and to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

Options . The administrator may grant ISOs or NSOs under our 2010 Equity Incentive Plan. The exercise price of options granted under our 2010 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed ten years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, the term of an ISO must not exceed five years and the exercise price of such ISO must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

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

Share appreciation rights . Share appreciation rights may be granted under our 2010 Equity Incentive Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our 2010 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted shares . Restricted shares may be granted under our 2010 Equity Incentive Plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Recipients of restricted share awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

Restricted share units . Restricted share units may be granted under our 2010 Equity Incentive Plan. Each restricted share unit granted is a bookkeeping entry representing an amount equal to the fair market value of an ordinary share. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance units and performance shares .. Performance units and performance shares may be granted under our 2010 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability . Unless the administrator provides otherwise, our 2010 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments . In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Equity Incentive Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Change in control transactions . Our 2010 Equity Incentive Plan provides that in the event of our merger or change in control, as defined in the 2010 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, except that if the successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for each outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment and Termination . Our 2010 Equity Incentive Plan will automatically terminate in 2020, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2010 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

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

The following table summarizes, as of December 31, 2016, the share options and other equity awards granted to our executive officers under our 2010 Equity Incentive Plan or pursuant to other arrangements AMBOW EDUCATION HOLDING LTD. INDEX TO 17, 2015:

Name	Ordinary Shares Underlying Options Granted & Restricted Shares		Exercise Price (US$/Share)		Date of Grant (original)	Date of Grant (New)	Date of Expiration
Dr. Jin Huang	(1)	*	US$	0.4749	02/25/10	06/26/15	02/24/20

Tan Kia Jing	(1)	*	US$	0.4749	02/10/09	06/26/15	02/09/19
	(1)	*	US$	0.4749	02/25/10	06/26/15	02/24/20
	(1)	*	US$	0.4749	02/25/11	06/26/15	02/24/21

Xuejun Xie	(1)	*	US$	0.4749	08/26/08	06/26/15	08/25/18
	(1)	*	US$	0.4749	02/25/10	06/26/15	02/24/20
	(2)	*	US$	—	—	05/18/15	—

Jianguo Xue	(1)	*	US$	0.4749	08/26/08	06/26/15	08/25/18
	(1)	*	US$	0.4749	02/25/10	06/26/15	02/24/20
	(2)	*	US$	—	—	05/18/15	—

Chiao-Ling Hsu	(2)	*	US$	—	—	05/18/15	—

*	Less than 1% of the outstanding ordinary shares
(1)	Share options
(2)	Restricted shares

Our non-employee directors have received share options.

Restricted Stock Awards

On October 14, 2014, the Board of Directors granted the restricted stock to each member of the Board who is not employee of the company. The number of shares of restricted stock subject to each award shall be determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. The awards shall vest at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. After the reverse share split on August 17, 2015, the number of restricted stock granted was 811,359 shares. As of December 31, 2015 and 2016, 270,453 and 225,377 shares were vested, respectively.

On May 18, 2015, the Board of Directors granted 86,473 shares of the restricted stock to existing employees whose old options have expired by their terms. All restricted stock subject to this award shall fully vest as of May 18, 2015. During 2015 and 2016, 59,872 and 6,666 of the vested shares were issued respectively to existing employees whose old options have been expired.

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the grant date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. During 2015 and 2016, nil and 201,875 shares of the restricted stock were vested and issued respectively.

C.	Board Practices

As of December 31, 2016, our board of directors consisted of six directors:

Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, Mr. John Porter, Mr. Ralph Parks and Dr. Yanhui Ma.

We believe that each of the non-executive members of our board of directors, other than Mr. Porter, is an “independent director” as that term is used in the NYSE corporate governance rules.

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

Audit committee

Our audit committee consists of Yigong Justin Chen, Ping Wu and Yanhui Ma, each of whom meets the independence standards of the NYSE and the SEC. Yigong Justin Chen is the Chairperson of our audit committee. Mr. Yanhui Ma serves as our audit committee financial expert. The responsibilities of our audit committee include, among other things:

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

As of December 31, 2016, we and our subsidiaries had 1,628 full-time employees, and 855 part-time employees, respectively. As of December 31, 2016, we had the following numbers of full-time employees by department: 246 in selling and marketing, 377 in general and administrative functions, 25 in research and development, and 980 teachers. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth, as of March 10, 2017, certain information concerning the beneficial ownership of the Class A Ordinary Shares and Class C Ordinary Shares by (i) each shareholder known by the company to own beneficially five percent or more of the outstanding Class A Ordinary Shares and Class C Ordinary Shares; (ii) each director and the nominee for director of the company; (iii) each executive officer of the company; and (iv) all executive officers and directors of the company as a group, and their percentage ownership and voting power.

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

		Shares beneficially owned					Percentage of votes held
Name	Number of Class A ordinary shares	Percentage of Class A ordinary shares (%)	Number of Class C ordinary shares	Percentage of Class C ordinary shares (%)	Number of total ordinary shares	Percentage of total ordinary shares (%)	Based on total Class A ordinary shares (%)	Based on total Class C ordinary shares (%)	Based on total ordinary shares (%)
Directors and Executive Officers
Jin Huang (2)	162,664	0.42%	4,708,415	12.14%	4,871,079	12.56%	0.20%	57.94%	58.14%
Kia Jing Tan	-	-	-	-	-	-		-	-
Xuejun Xie	-	-	-	-	-	-	-	-	-
Jianguo Xue	-	-	-	-	-	-	-	-	-
Yigong Justin Chen	-	-	-	-	-	-	-	-	-
Ping Wu (3)	952,870	2.46%	-	-	952,870	2.46%	1.17%	-	1.17%
John Porter (4)	991,692	2.56%	-	-	991,692	2.56%	1.22%	-	1.22%
Ralph Parks	-	-	-	-	-	-	-	-	-
Yanhui Ma	-	-	-	-	-	-	-	-	-
Chiao-Ling Hsu	-	-	-	-	-	-	-	-	-

All executive officers and directors of the company as a group (10 persons)(5)	3,569,699	9.2%	4,708,415	12.14%	8,278,114	21.34%	4.4%	57.94%	62.34%

5% and Greater Shareholders
Investment entities affiliated with Baring Private Equity (6)	3,280,449	8.46%	-	-	3,280,449	8.46%	4.04%	-	4.04%
New Summit Global Limited	2,786,159	7.18%	-	-	2,786,159	7.18%	3.43%	-	3.43%
CEIHL Partners (I) Limited	3,420,375	8.82%	-	-	3,420,375	8.82%	4.21%	-	4.21%
CEIHL Partners (II) Limited	11,144,636	28.73%	-	-	11,144,636	28.73%	13.73%	-	13.73%
New Flourish Holdings Limited	1,420,548	3.66%	4,288,415	11.06%	5,708,963	14.72%	1.75%	52.84%	54.59%

Note: Shares less than 1% of outstanding shares were not shown.

(1)	In computing the number of Shares beneficially owned by a person and the percentage ownership of a person, Shares subject to options, warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such Shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.

(2)	Dr. Huang owns 162,664 Class A Ordinary Shares and 4,708,415 Class C Ordinary Shares, respectively.

(3)	The Class A Ordinary Shares are held by SummitView Investment Fund I, L.P. and Changzhou SummitView Venture Fund, LLP. Mr. Wu disclaims beneficial ownership of all shares held by SummitView Investment Fund I, L.P. and Changzhou SummitView Venture Fund LLP., except to the extent of his pecuniary interest therein. The business address of Mr. Wu is Room 1101, Block E of Poly Plaza, No. 18 Dongfang Road, Shanghai 200120, China.

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

Mr. Porter, individually owns 127,713 Class A Ordinary Shares that are subject to vesting in his capacity as a Board member of the company.

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

Four shareholders of the VIEs, namely Yisi Gu, Xuejun Xie, Gang Huang and Jianguo Xue are also beneficial owners of the company. As of March 10, 2017, the aggregated beneficial ownership of the four individuals was less than 2% of the company.

Except as disclosed in this annual report, including contractual control arrangements and VIE shareholders’ beneficial ownership in us \and equity interest in VIEs, there are no relationships between the parties. Other than the voting proxies given to Dr. Jin Huang, and the contractual control arrangements disclosed in this annual report, our officers, directors or shareholders do not have any written or oral agreement with the VIE shareholders. We are not aware of any relationship or arrangement between or among any shareholders that would enable any of them to control, in substance or contractually, any other shareholder’s vote.

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

As of March 10, 2017, approximately 38,787,315 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of March 10, 2017, 2,660,941 ADRs, representing 5,321,882 underlying ordinary shares were outstanding. The number of beneficial owners of our ADR in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

As of December 31, 2016, we had RMB 1.8 million due from certain related parties and owed RMB 7.7 million to certain related parties. For a list of these transactions we have entered into with and the outstanding balances to and from such related parties for the years ended December 31, 2014, 2015 and 2016, see Note 23 in our Notes to consolidated financial statements. We do not believe that such transactions with the related parties require approval from the government.

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

In April 2012, Skillsoft Asia Pacific Pty Ltd. (“Skillsoft”) filed a statement of claim (HCCL19/2013) against the company in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. The complaint seeks a declaration that the contract between the company and Skillsoft remains in full force and effect as well as monetary damages, interest and costs. On December 12, 2013, the Hong Kong court ordered a summary judgment in favor of Skillsoft for US$ 0.6 million with interest being the Quarterly Prepayment License Fee for the 4th quarter of 2011 with respect to HCCL 19/2013. In addition, Skillsoft filed two claims: a) HCCL20/2013 on June 6, 2013, seeking a payment of US$ 2.5 million for breach of the contract and US$ 2.0 million in respect of invoices for pre-paid licensing fees; b) HCCL31/2013 on October 21, 2013 seeking a payment of US$ 2.0 million for breach of the contract. A without prejudice offer for settlement was made on June 18, 2014. The company paid to Skillsoft the sum of US$ 0.6 million with interest (US$ 0.1 million as at 12 June 2014) and costs (estimated at HK$0.4 million). Subsequently the offer of settlement was not accepted by Skillsoft prior to expiry on July 3, 2014 and has accordingly lapsed. On March 20, 2015, the Honorable Mr. Justice Anthony Chan ordered that HCCL19, 20 and 31/2013 be consolidated and proceed as a single action. The claim then was made by Skillsoft for a consolidated sum of US $7.3 million. As of December 31, 2015, the company has paid US$ 0.8 million to settle the judgment of HCCL19/2013 made on December 12, 2013. On April 17, 2015 a Re-Amended Statement of Claim was served by Skillsoft in the consolidated action. Additionally, Skillsoft now seeks indemnity for breaches (1) that Ambow failed to use reasonable commercial efforts to market, demonstrate and distribute Skillsoft’s products (2)indemnity for the appointment, by Ambow of re-sellers, sub-distributors and agents without Skillsoft’s express prior permission and (3) an order for specific performance for Ambow to provide Sales Reports for each month in 2012 and 2013 and make available for inspection and audit all accounting, sales, and customer service books and records of Ambow from April 30, 2008 to the date of application (the “Inspection Claims”).

On January 12, 2016, the company successfully defense against Skillsoft’s application for summary judgment for the Inspection Claims.

On April 28, 2016, the company went through mediation with Skillsoft. As the result of mediation, the company agreed to pay Skillsoft no later than June 11, 2016 a sum of US$ 0.45 million as full and final settlement of Skillsoft’s claims in the above consolidated action. Upon receipt of payment of the said sum of US$ 0.45 million by Skillsoft, Skillsoft’s claims in the above consolidated action shall stand dismissed.

The company accrued the said sum of US$ 0.45 million as of March 31, 2016 and made the full payment in May 2016.

In February 2013, Changsha K-12 Experimental School was involved in a civil lawsuit in Hunan Province High Court, a cooperation dispute on host right of Changsha K-12 Experimental School, amounting to RMB 168.0 million as the plaintiff’s claim. On November 13, 2014, Hunan Province High Court made the decision that all the claims of the plaintiff were overruled. The case has been appealed to the Supreme Court of PRC in June 2015. On July 2, 2016, the Supreme Court of the PRC gave final judgment to overrule all the claims of the plaintiff. Cost in respect of the lawsuit would be undertaken by the plaintiff.

In November 2014, Beijing Ambow Online Software Company Ltd. filed an administrative lawsuit to Beijing Haidian District Court, with the Eighth Tax Office of National Tax Bureau in Beijing Haidian District as the defendant. The defendant made a tax notice on August 18, 2014 that the company’s preferential tax qualification was cancelled because of tax evasion in 2011 and the company needed to pay the enterprise income tax already exempted, which was RMB 7.3 million. Until December 31, 2014, the overdue fee has been accrued to RMB 3.4 million and the total amount to be paid has been accrued to RMB 10.7 million, the claim is to revoke the tax notice. On March 13, 2015, the court ruled that the lawsuit was rejected. If the plaintiff refuses to accept the ruling, appeal can be filed within 10 days of the receipt of the ruling. On March 20, 2015, the company has filed an appeal on Beijing First Intermediate People's Court. On June 19, 2015, the court rejected the appeal and maintained the first instance ruling. The overdue fee in the amount RMB 1.3 million and RMB 1.3 million were accrued for the years ended December 31, 2015 and 2016, respectively. Income tax payable of RMB 12.0 million and RMB 13.3 million has been recognized for the loss contingency as of December 31, 2015 and 2016, respectively.

In March 2015, Shenyang K-12 filed a civil law suit to Shenyang First Intermediate People's Court of Liaoning Province, against its minority shareholders, as the co-defendants, to seek indemnification with interest and other related costs. The co-defendants have misappropriated of the tuition collected from students and the company has provided bad debt allowance accordingly in 2014. On February 19, 2016, the trial was held on Shenyang First Intermediate People's Court of Liaoning Province. On March 29, 2016, Shenyang First Intermediate People's Court of Liaoning Province made a decision to support the claim of Shenyang K-12. On May 24, 2016, the minority shareholders of Shenyang K-12 appealed to Liaoning Provincial High Court. On November 8, 2016, the second trial was held on Liaoning Provincial High Court. On November 21, 2016, Liaoning Provincial High Court made a judgment to dismiss the appeal of the minority shareholders of Shenyang K-12 and ratify the original judgment. The company did not accrue contingent income because the co-defendants showed no intent or ability to pay indemnification.

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

Our Sixth Amended and Restated Memorandum and Articles of Association were adopted by our shareholders at an extraordinary general meeting held on June 30, 2015.  A copy of the Sixth Amended and Restated Memorandum and Articles of Association are incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on June 4, 2015.

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

Passive foreign investment company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2016 we were not a PFIC for U.S. federal income tax purposes. However, our PFIC status for the year ending December 31, 2017 will not be determinable until the close of the year ending December 31, 2016, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year.

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

Interest rate risk . The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in available-for-sale investment, held-to-maturity investments with maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately RMB 3.1 million (US$ 0.4 million) in our interest income for the year ended December 31, 2016.

At December 31, 2015 and 2016, we had RMB 2.3 million and nil, respectively, of borrowings outstanding. The interest rates on our borrowings are fixed as defined in respective loan agreements. A hypothetical 10% increase in interest rates in 2016 would have resulted in an increase of approximately RMB 0.1 million (US$ 0.01 million) in our interest expense for 2016.

Foreign exchange risk . Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of investment fund. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of an investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the PBOC announced it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. From 2010 to 2016, the depreciation of the RMB against the U.S. dollar reached 1.7% in total. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollar denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of approximately RMB 0.3 million (US$ 0.05 million) in the value of our U.S. denominated cash and cash equivalents as of December 31, 2016.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses incurred by us in respect of our ADR program and investor relations program. For the year ended December 31, 2016, there was US$ 2,972 received from Citibank, the depositary bank for our ADR program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded, as of December 31, 2016, that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act). Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii ) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2016.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that have materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

Item 16A	Audit Committee Financial Expert

Our board of directors has determined that Yanhui Ma, an independent director (using the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) is our audit committee financial expert.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MarcumBP our independent registered public accounting firm for 2015 and 2016. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the years ended December 31,
	2015	2016
	(U.S. dollars in millions)
Audit fees	1.3	0.7

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

As a foreign private issuer, we were permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by national securities exchange, such as the NYSE. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange. As of October 6, 2014, our ADSs were removed from listing and trading on the NYSE.

Item 16H	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Ambow are included at the end of this annual report.

Item 19.	Exhibits

Exhibit No.	Description

1.1	Sixth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on June 4, 2015)
2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit (a) of our F-6 registration statement (File No. 333-168238), initially filed with the Commission on July 21, 2010 (the “F-6 Registration Statement”))
2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of the F-1 Registration Statement)
2.3	Form of Deposit Agreement among the company, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a) of the F-6 Registration Statement)
2.4	Third Amended and Restated Investor Rights Agreement, among the company and the other parties therein (incorporated by reference to Exhibit 4.4 of our registration statement (File No. 333-168096), as amended, initially filed with the Commission on July 14, 2010 (the “F-1 Registration Statement”)
2.5	Registration Rights Agreement, dated as of October 26, 2011, by and among Campus Holdings Limited, Spin-Rich Ltd., Dr. Jin Huang and Ambow Education Holding Ltd. (incorporated by reference to Exhibit 2.5 of the 20F filing of the year of 2011)
4.1	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the F-1 Registration Statement)
4.2	Form of Indemnification Agreement with the company’s directors and executive officers (incorporated by reference to Exhibit 10.3 of the F-1 Registration Statement)
4.3	English Translation of Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005, amended May 13, 2010 (incorporated by reference to Exhibit 10.5 of the F-1 Registration Statement)
4.4	English Translation of Share Pledge Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on January 4, 2009 (incorporated by reference to Exhibit 10.6 of the F-1 Registration Statement)

4.5	English Translation of Call Option Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.7 of the F-1 Registration Statement)
4.6	English Translation of Powers of Attorney, each dated April 26, 2007 (incorporated by reference to Exhibit 10.8 of the F-1 Registration Statement)
4.7	English Translation of Loan Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., and Xuejun Xie, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.9 of the F-1 Registration Statement)
4.8	English Translation of Loan Agreement by and between Beijing Ambow Online Software Co., Ltd. and Jianguo Xue, dated February 1, 2008 (incorporated by reference to Exhibit 10.10 of the F-1 Registration Statement)
4.9	English Translation of Technology Service Agreement by and between Beijing Ambow Online Software Co., Ltd. and Beijing Sihua Education and Technology Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.11 of the F-1 Registration Statement)
4.10	English Translation of Share Pledge Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.12 of the F-1 Registration Statement)
4.11	English Translation of Share Pledge Agreement by and between Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.13 of the F-1 Registration Statement)
4.12	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.14 of the F-1 Registration Statement)
4.13	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.15 of the F-1 Registration Statement)
4.14	English Translation of Powers of Attorney, dated October 31, 2009 and March 4, 2010, respectively (incorporated by reference to Exhibit 10.16 of the F-1 Registration Statement)
4.15	English Translation of Loan Agreement with Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.17 of the F-1 Registration Statement)
4.16	English Translation of Technology Service Agreement by and among Beijing Ambow Online Software Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.18 of the F-1 Registration Statement)
4.17	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.19 of the F-1 Registration Statement)
4.18	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.20 of the F-1 Registration Statement)
4.19	English Translation of Powers of Attorney, each dated October 31, 2009 (incorporated by reference to Exhibit 10.21 of the F-1 Registration Statement)
4.20	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.22 of the F-1 Registration Statement)
4.21	English Translation of Technology Service Agreement between Beijing Ambow Online Software Co., Ltd. and Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated February 25, 2009 (incorporated by reference to Exhibit 10.23 of the F-1 Registration Statement)
4.22	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.24 of the F-1 Registration Statement)
4.23	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co, Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.25 of the F-1 Registration Statement)
4.24	English Translation of Powers of Attorney, each dated February 25, 2009 (incorporated by reference to Exhibit 10.26 of the F-1 Registration Statement)
4.25	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.27 of the F-1 Registration Statement)
4.26	English Translation of amendment dated May 13, 2010 to certain Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005 (incorporated by reference to Exhibit 10.28 of the F-1 Registration Statement)
4.27	Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated June 12, 2012 (“IFC Loan Agreement”) (incorporated by reference to Exhibit 4.28 of the 20F filing of the year of 2012)
4.28	Amendment and Restatement Agreement to the IFC Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated October 24, 2012 (incorporated by reference to Exhibit 4.29 of the 20F filing of the year of 2012)
4.29	Amendment Agreement to the IFC Loan Agreement (as amended and restated on October 24, 2012) among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated April 29, 2013(incorporated by reference to Exhibit 4.30 of the 20F filing of the year of 2012)

4.30	Restructuring Agreement dated May 4, 2014 (incorporated by reference to Exhibit 4.31 of the 20F filing of the year of 2012)
4.31	Share Purchase Agreement between Ambow Holding and SummitView Investment Limited dated April 28, 2013 (incorporated by reference to Exhibit 4.32 of the 20F filing of the year of 2013)
4.32	Share Purchase Agreement amended among the company, SummitView Investment Limited and SummitView Investment Fund I, L.P. (the “Fund”) on May 24, 2013 (incorporated by reference to Exhibit 4.33 of the 20F filing of the year of 2013)
4.33	A supplementary agreement dated May 31, 2013 to the Share Purchase Agreement (Exhibit 4.32 and 4.33) (incorporated by reference to Exhibit 4.34 of the 20F filing of the year of 2013)
4.34	Registration Rights Agreement between the company and SummitView Investment Fund I, L.P. dated May 31, 2013 (incorporated by reference to Exhibit 4.35 of the 20F filing of the year of 2013)
4.35	Amendment to Share Purchase Agreement dated May 5, 2014 (incorporated by reference to Exhibit 4.36 of the 20F filing of the year of 2013)
4.36	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Rongye Education and Technology Co., Ltd., dated September 8, 2015
4.37	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.38	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.39	English Translation of Powers of Attorney, each dated September 8, 2015
4.40	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.41	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Zhixin Education and Technology Co., Ltd., dated October 14, 2015
4.42	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
4.43	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
4.44	English Translation of Powers of Attorney, each dated October 14, 2015
4.45	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
8.1	List of Subsidiaries and Consolidated Affiliated Entities*
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*

*	Filed with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

	By:	/s/ Jin Huang

Dr. Jin Huang
President and Chief Executive Officer

	By:	/s/ Kia Jing Tan

Kia Jing Tan
Chief Financial Officer

Date: March 23, 2017

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders

of Ambow Education Holding Ltd.

We have audited the accompanying consolidated balance sheets of Ambow Education Holding Ltd. (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of operations and comprehensive income (loss), changes in equity (deficit) and cash flows for the years ended December 31, 2014, 2015 and 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ambow Education Holding Ltd., as of December 31, 2015 and 2016, and the consolidated results of its operations and its cash flows for the years ended December 31, 2014, 2015 and 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

New York, New York
March 23, 2017

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2015	2016	2016
		RMB	RMB	US$
				Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	4	246,303	196,900	28,359
Restricted cash	4	2,050	2,350	338
Term deposits		1,150	-	-
Short term investments, available for sale	5	103,602	174,811	25,178
Short term investments, held to maturity	5	151,790	64,700	9,319
Accounts receivable, net	6	11,278	13,576	1,955
Amounts due from related parties	23	1,847	1,823	263
Prepaid and other current assets, net	7	156,104	153,867	22,161
Consideration receivable, net	8	8,500	8,500	1,224
Total current assets		682,624	616,527	88,797
Non-current assets:
Property and equipment, net	9	94,982	88,007	12,676
Land use rights, net		1,937	1,892	273
Intangible assets, net	10	103,394	94,708	13,641
Goodwill	11	85,988	67,954	9,787
Prepayment for acquisition of property	12	-	71,024	10,230
Deferred tax assets, net	18	33,903	29,726	4,281
Other non-current assets, net		5,097	6,357	916

Total non-current assets		325,301	359,668	51,804

Total assets		1,007,925	976,195	140,601

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2015	2016	2016
		RMB	RMB	US$
				Note 3(a)
LIABILITIES
Current liabilities:
Short-term borrowings (including consolidated VIE amount without recourse to the Company of RMB 2,300 and RMB nil as of December 31, 2015 and 2016, respectively)	14	2,300	-	-
Deferred revenue (including consolidated VIE amount without recourse to the Company of RMB 105,559 and RMB 99,298 as of December 31, 2015 and 2016, respectively)		115,886	109,484	15,769
Accounts payable (including consolidated VIE amount without recourse to the Company of RMB 17,663 and RMB 16,009 as of December 31, 2015 and 2016, respectively)		28,391	26,738	3,851
Accrued and other liabilities (including consolidated VIE amount without recourse to the Company of RMB 210,413 and RMB 200,230 as of December 31, 2015 and 2016, respectively)	13	367,357	372,821	53,697
Income taxes payable (including consolidated VIE amount without recourse to the Company of RMB 196,500 and RMB 198,176 as of December 31, 2015 and 2016, respectively)		317,785	321,297	46,276
Amounts due to related parties (including consolidated VIE amount without recourse to the Company of RMB 7,662 and RMB 7,662 as of December 31, 2015 and 2016, respectively)	23	7,662	7,662	1,104
Total current liabilities		839,381	838,002	120,697
Non-current liabilities:
Deferred tax liabilities (including consolidated VIE amount without recourse to the Company of RMB 25,721 and RMB 23,172 as of December 31, 2015 and 2016, respectively)	18	25,721	23,172	3,337

Total liabilities		865,102	861,174	124,034

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2015	2016	2016
		RMB	RMB	US$
				Note 3(a)
Commitments and contingencies	20

EQUITY
Preferred shares (US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2015 and 2016)		-	-	-
Ordinary shares
(US$ 0.003 par value; 40,000,000 and 40,000,000 shares authorized, 38,265,177 and 38,699,095 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	16	717	726	105
Additional paid-in capital		3,445,408	3,453,227	497,368
Statutory reserve	22	81,005	81,007	11,667
Accumulated deficit		(3,388,447)	(3,424,149)	(493,180)
Accumulated other comprehensive income		5,113	5,705	822
Total Ambow Education Holding Ltd.’s equity		143,796	116,516	16,782
Non-controlling interests	27	(973)	(1,495)	(215)
Total equity		142,823	115,021	16,567
Total liabilities and equity		1,007,925	976,195	140,601

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$

NET REVENUES
- Educational program and services	21	411,998	395,715	412,016	59,343
COST OF REVENUES
- Educational program and services	21	(274,036)	(245,945)	(238,742)	(34,386)

GROSS PROFIT		137,962	149,770	173,274	24,957
OPERATING EXPENSES
Selling and marketing		(80,377)	(55,511)	(41,818)	(6,023)
General and administrative		(508,544)	(280,634)	(145,513)	(20,958)
Research and development		(12,259)	(7,308)	(7,572)	(1,091)
Impairment loss	7,9,10,11,25	(292,577)	(162,351)	(22,402)	(3,227)
Total operating expenses		(893,757)	(505,804)	(217,305)	(31,299)

OPERATING LOSS		(755,795)	(356,034)	(44,031)	(6,342)

OTHER INCOME (EXPENSE)
Interest income (expense), net	5,14,15	(121,794)	(51,015)	5,941	856
Loss from extinguishment of debt	15	(143,901)	-	-	-
Foreign exchange gain (loss), net		(580)	(183)	84	12
Other income (loss), net		(8,989)	486	2,570	370
Income on reconsolidation of previously deconsolidated entities	26	-	14,127	-	-
Gain on disposal of subsidiary	25	7,403	-	-	-
(Loss) gain on sale of investment available for sale	5	-	(2,786)	4,329	624
Total other (expenses) income		(267,861)	(39,371)	12,924	1,862

LOSS BEFORE INCOME TAX, NON-CONTROLLING INTERESTS, AND DISCONTINUED OPERATIONS		(1,023,656)	(395,405)	(31,107)	(4,480)
Income tax (expense) benefit	18	(1,135)	118,963	(5,911)	(851)

LOSS FROM CONTINUING OPERATIONS		(1,024,791)	(276,442)	(37,018)	(5,331)
(Loss) income on and from sale of discontinued operations, net of income tax	24	(57,764)	340,798	-	-

NET (LOSS) INCOME		(1,082,555)	64,356	(37,018)	(5,331)
Less: Net (loss) income attributable to non-controlling interests from continuing operations		(6,244)	606	(1,318)	(190)
Less: Net income attributable to non-controlling interests from discontinued operations		502	11	-	-

NET (LOSS) INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.		(1,076,813)	63,739	(35,700)	(5,141)

NET (LOSS) INCOME		(1,082,555)	64,356	(37,018)	(5,331)

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign translation adjustments		12,137	7,869	(1,160)	(167)
Unrealized gains on short term investments available for sale, net of tax effect of RMB nil, RMB 328 and RMB 584 for years ended December 31, 2014, 2015 and 2016, respectively		-	984	1,752	252
Other comprehensive income		12,137	8,853	592	85
TOTAL COMPREHENSIVE (LOSS) INCOME		(1,070,418)	73,209	(36,426)	(5,246)

Net loss from continuing operations per share - basic and diluted (1)	19	(73.13)	(7.52)	(0.93)	(0.13)

Net (loss) income from discontinued operations per share - basic and diluted (1)	19	(4.18)	9.25	-	-

Weighted average shares used in calculating basic and diluted net income (loss) per share (1)	19	13,928,048	36,848,816	38,469,234	38,469,234
Share-based compensation expense included in:
- Selling and marketing		351	457	-	-
- General and administrative		156,870	49,371	7,828	1,127
- Research and development		144	289	-	-

The accompanying notes are an integral part of these consolidated financial statements.

(1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Ambow Education Holding Ltd.’s 1 for 30 reverse stock split, which was effective on September 4, 2015.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
						Retained	Accumulated
		Ordinary shares		Additional		Earnings	other	Non-
		(Note 16)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares (1)	Amount	capital	reserves	deficit)	income(deficit)	Interest	Equity (deficit)
	Note		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014		5,892,554	122	2,706,621	80,731	(2,375,099)	(15,877)	1,225	397,723
Beneficial conversion feature related to convertible loans	15	-	-	302,765	-	-	-	-	302,765
Conversion of convertible loans to ordinary shares	15	25,182,076	462	225,836	-	-	-	-	226,298
Shares surrendered by SummitView	16	(537,797)	(10)	(67,299)	-	-	-	-	(67,309)
Share-based compensation	17	-	-	8,694	-	-	-	-	8,694
Share-based compensation to Huang for Baring transactions	23(c)	-	-	54,311	-	-	-	-	54,311
Share-based compensation to management for shares issued to New Flourish	23(d)	-	-	94,360	-	-	-	-	94,360
Appropriation to statutory reserves	22	-	-	-	418	(418)	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	(379)	-	(379)
Deconsolidation of subsidiary	26(a)	-	-	-	(372)	372	10,507	-	10,507
Disposal of subsidiary	25	-	-	-	-	-	2,009	-	2,009
Non-controlling interests from new established subsidiaries	27	-	-	-	-	-	-	270	270
Net loss		-	-	-	-	(1,076,813)	-	(5,742)	(1,082,555)
Balance as of December 31, 2014		30,536,833	574	3,325,288	80,777	(3,451,958)	(3,740)	(4,247)	(53,306)

The accompanying notes are an integral part of these consolidated financial statements.

(1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Ambow Education Holding Ltd.’s 1 for 30 reverse stock split, which was effective on September 4, 2015.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
						Retained	Accumulated
		Ordinary shares		Additional		Earnings	other	Non-
		(Note 16)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares	Amount	capital	reserves	deficit)	income(deficit)	Interest	Equity (deficit)
	Note		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015		30,536,833	574	3,325,288	80,777	(3,451,958)	(3,740)	(4,247)	(53,306)
Conversion of convertible loans to ordinary shares	15	7,244,013	134	70,012	-	-	-	-	70,146
Share-based compensation	17, 23(c)	-	-	50,117	-	-	-	-	50,117
Issuance of ordinary shares for restricted stock award	17	484,331	9	(9)	-	-	-	-	-
Appropriation to statutory reserves	22	-	-	-	228	(228)	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	(1,215)	-	(1,215)
Disposal of subsidiaries		-	-	-	-	-	9,084	5,845	14,929
Capital injection from minority shareholders	27							163	163
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	984	-	984
Non-controlling interests from reconsolidation of previously deconsolidated entities	26(b)	-	-	-	-	-	-	(3,351)	(3,351)
Net income		-	-	-	-	63,739	-	617	64,356
Balance as of December 31, 2015		38,265,177	717	3,445,408	81,005	(3,388,447)	5,113	(973)	142,823

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
						Retained	Accumulated
		Ordinary shares		Additional		Earnings	other	Non-
		(Note 16)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares	Amount	capital	reserves	deficit)	income(deficit)	Interest	Equity (deficit)
	Note		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016		38,265,177	717	3,445,408	81,005	(3,388,447)	5,113	(973)	142,823
Share-based compensation	17	-	-	7,828	-	-	-	-	7,828
Issuance of ordinary shares for restricted stock award	17	433,918	9	(9)	-	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	(1,160)	-	(1,160)
Appropriation to statutory reserves	22	-	-	-	2	(2)	-	-	-
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	1,752	-	1,752
Capital injection from minority shareholders	27	-	-	-	-	-	-	796	796
Net loss		-	-	-	-	(35,700)	-	(1,318)	(37,018)
Balance as of December 31, 2016		38,699,095	726	3,453,227	81,007	(3,424,149)	5,705	(1,495)	115,021

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities
Net (loss) income	(1,082,555)	64,356	(37,018)	(5,331)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	86,599	45,690	24,997	3,599
Share-based compensation expense	157,365	50,117	7,828	1,127
Bad debt provision	151,080	42,960	1,727	249
Foreign exchange loss (gain), net	580	183	(84)	(12)
Impairment loss	292,577	162,351	22,402	3,227
Deferred income tax	(28,132)	(128,818)	1,030	148
Disposal gain from subsidiaries	(7,403)	(343,912)	-	-
Disposal loss from property and equipment	1,347	536	534	77
Loss in extinguishment of debt	143,901	-	-	-
Interest expense	121,794	56,549	-	-
Loss from equity method investment	-	-	10	1
Income on reconsolidation of previously deconsolidated entities	-	(14,127)	-	-
Changes in operating assets and liabilities:
Accounts receivable	25,326	(3,513)	(2,298)	(331)
Prepaid and other current assets	(64,976)	(18,203)	510	73
Amounts due from related parties	(2,780)	933	24	3
Other non-current assets	10,201	(625)	(189)	(27)
Accounts payable	393	(1,925)	(1,653)	(238)
Accrued and other liabilities	(18,472)	34,400	2,605	375
Income tax payable	11,159	6,902	3,512	506
Deferred revenue	39,799	8,800	(6,402)	(922)
Amounts due to related parties	1,830	(2,773)	-	-
Net cash (used in) provided by operating activities	(160,367)	(40,119)	17,535	2,524
Cash flows from investing activities
Purchase of available-for-sale investments	-	(216,860)	(442,790)	(63,775)
Redemption from available-for-sale investments	-	114,570	373,917	53,855
Purchase of held-to-maturity investments	-	(527,870)	(651,470)	(93,831)
Maturity and redemption from held-to-maturity investments	-	376,080	738,560	106,375
Placement of term deposits	(10,223)	-	-	-
Maturity of term deposits	-	9,850	1,150	166
Prepayment for acquisition of property	-	-	(71,024)	(10,230)
Purchase of property and equipment	(6,453)	(7,612)	(7,442)	(1,072)
Prepayment for leasehold improvement	(8,127)	(4,265)	(3,854)	(555)
Proceeds from disposal of property and equipment	555	943	-	-
Purchase of intangible assets	-	-	(1,225)	(176)
Purchase of subsidiaries (including cash payment in relation to prior acquisitions), net of cash acquired	-	(14,000)	-	-
Payment for equity method investment	-	-	(1,040)	(150)
Cash balance of deconsolidated entities	(531)	-	-	-
Proceed from disposal of subsidiaries, net of cash balance at disposed entities	135,000	287,378	-	-
Proceed from transferring financial assets	-	40,000	-	-
Net cash provided by (used in) investing activities	110,221	58,214	(65,218)	(9,393)

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from financing activities
Proceeds from minority shareholder capital injection	-	163	796	115
Proceeds from issuing convertible loan	109,330	50,000	-	-
Proceeds from short-term borrowings	54,403	2,300	-	-
Repayments of short-term borrowings	(77,000)	(39,633)	(2,300)	(331)
Proceeds from issuance of shares upon of exercise of share options	270	-	-	-
Net cash provided by (used in) financing activities	87,003	12,830	(1,504)	(216)

Changes in cash, cash equivalents and restricted cash included in assets held for sale	43,870	38,063	-	-

Effects of exchange rate changes on cash, cash equivalents and restricted cash	404	(2,968)	84	12

Net change in cash, cash equivalents and restricted cash	81,131	66,020	(49,103)	(7,073)
Cash, cash equivalents and restricted cash at beginning of year	101,202	182,333	248,353	35,770

Cash, cash equivalents and restricted cash at end of year	182,333	248,353	199,250	28,697
Supplemental disclosure of cash flow information
Income tax paid	(2,379)	(1,659)	(1,369)	(197)
Interest paid	(11,864)	(14,316)	(115)	(17)
Supplemental disclosure of non-cash investing and financing activities:
Conversion of convertible loan to ordinary shares and waiver of related accrued interest expenses	226,298	70,146	-	-
Shares surrendered by SummitView	67,309	-	-	-
Receipt of convertible loan by settlement of debt	80,000	-	-	-
Purchase of property and equipment financed by accounts payable and other payables	13,037	-	-	-
Waiver of payables in connection with disposal of subsidiaries	4,483	-	-	-
Waiver of receivables in connection with disposal of subsidiaries	-	18,195	-	-
Outstanding receivables in connection with disposal of subsidiaries	70,000	-	-	-

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

On August 5, 2010, the Company and certain selling shareholders of the Company (the “Selling Shareholders”) completed its initial public offering of 355,907 American Depositary Shares (“ADSs”) at US$ 300.0 per ADS. Each ADS comprises two Class A Ordinary Shares of the Company. Immediately prior to the completion of the initial public offering (“IPO”), all of the Company’s then outstanding preferred shares automatically converted into an equal number of ordinary shares; and all the 6,558 Series B warrants were exercised at US22.5 per share to purchase 19,673 ordinary shares on a 1 for 3 share exchange basis. The fair value of the exercised warrants was approximately US$ 362.

In 2008, 2009, 2011 and 2012, the Group acquired different entities, and by the end of 2013, 22 operational entities remained.

The Group conducted a restructuring that occurred in May 2014 by taking a loan facility from China Education Investment Holding Limited (“CEIHL”) which converted principal outstanding into economic interest in the Company. Please refer to Note 15 Second Amendment for details.

The Group deconsolidated Jilin Clever Training School (“Jilin Tutoring”) on September 2014. Please refer to Note 26 for details.

On September 5, 2014, US$ 31,692 of the convertible loan was converted into ordinary shares, and CEIHL became the registered holder of 16,716,954 Class A Ordinary Shares. And according to the Share Interest Assignment Agreement between CEIHL and New Flourish Holding Limited (“New Flourish”), New Flourish became the registered holder of 5,678,963 Class A Ordinary Shares. On that same date, SummitView Investment Limited and SummitView Investment Fund I, L.P. (collectively “SummitView”) became the registered holder of 2,786,159 Class A Ordinary Shares by converting US$ 5,000 convertible loan. On March 5, 2015, CEIHL and Baring Private Equity Asia V Holding (4) limited (“Baring”) converted US$ 6,308 and US$ 5,000 of the convertible loan and became the registered holder of 4,457,854 and 2,786,159 Class A Ordinary Shares, respectively. Please refer to Note 15 and Note 23 for details.

On April 8, 2015, the Group disposed all of the 100% interest in Beijing Jinghan Education and Technology Co., Ltd. (“Beijing JH Tutoring”) and Beijing Jinghan Taihe Education Technology Co., Ltd. (“Beijing JT Tutoring”), and all of the 64% interest in Ambow Jingxue (Beijing) Technology Co., Ltd, which are hereinafter collectively referred to as the “Jinghan Group”. Please refer to Note 24 for details.

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

The Company established Ambow Rongye Education and Technology Co., Ltd. (“Ambow Rongye”) and Ambow Zhixin Education and Technology Co., Ltd. (“Ambow Zhixin”) on September 8, 2015 and October 14, 2015, respectively. Ambow Rongye and Ambow Zhixin were VIEs of Beijing Ambow Shengying Education and Technology Co., Ltd. (“Ambow Shengying”). On October 31, 2015, 100% equity interests of Beijing Intelligent Training School (“Beijing YZ Tutoring’), Beijing Huairou Xinganxian Training School and Beijing Century Passion Consulting Co., Ltd. (“Beijing Century Tutoring”) were transferred from Ambow Sihua Education and Technology Co., Ltd. (“Ambow Sihua”) to Ambow Rongye and Ambow Zhixin.

By December 31, 2015, the Company regained control over the previously deconsolidated subsidiaries, Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in Tianjin Heping Huaying School and Tianjin Ambow Huaying School (collectively “Tianjin Tutoring”), Guangzhou Zhi Shan Education Technology Co., Ltd. (“Guangzhou ZS Career Enhancement”), Guangzhou Tianhe Depushi Education Training Center (“Guangzhou DP Tutoring”) and Jilin Tutoring, and reconsolidated these entities in its 2015 consolidated financial statements. Please refer to Note 26 for details.

The Company established Suzhou Ambow Jiaxue Education and Investment Co., Ltd. (“Suzhou Jiaxue”) on January 21, 2016. Ambow Zhixin holds 60% equity interest of Suzhou Jiaxue. The Company established Shanghai Huanyu Liren Education Training Co., Ltd. (“Huanyu Liren”) on April 27, 2016. Kunshan Ambow Education Technology Co., Ltd. (“Kunshan Ambow”) holds 60% equity interest of Huanyu Liren. The Company established Ambow University Inc. on July 5, 2016. Ambow Education Management (Hong Kong) Ltd. holds 100% equity interest of Ambow University Inc.

b.	Nature of operations

The Group is a national provider of educational and career enhancement services in the People’s Republic of China (“PRC”). The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

c.	Major subsidiaries and VIEs

As of December 31, 2016, the Company’s major subsidiaries and VIEs include the following entities:

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Subsidiaries

Beijing Ambow Online Software Co., Ltd. (“Ambow Online”)	August 24, 2000	PRC	Software product and Investment holding

Ambow Education Co., Ltd.	January 25, 2005	Cayman Islands	Investment holding

Ambow Education Ltd.	June 6, 2007	Cayman Islands	Investment holding

Ambow Education (Hong Kong) Ltd.	December 17, 2007	Hong Kong	Investment holding

Beijing Ambow Chuangying Education and Technology Co., Ltd.	January 18, 2008	PRC	Investment holding

Wenjian Gongying Venture Investment Enterprise	July 20, 2009	PRC	Investment holding

Ambow (Dalian) Education and Technology Co., Ltd.	March 10, 2009	PRC	Career enhancement and Investment holding

Ambow Education Management (Hong Kong ) Ltd.	November 9, 2009	Hong Kong	Investment holding

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Ambow Education Management Ltd.	June 6, 2007	Cayman Islands	Investment holding

Ambow Shengying	October 13, 2008	PRC	Investment holding

Tianjin Ambow Yuhua Software Information Co., Ltd. (“Ambow Yuhua”)	March 31, 2010	PRC	Software product and Investment holding

Ambow University Inc.	July 5, 2016	United States	Investment holding

Variable interest entities (“VIEs”)

Beijing Normal University Ambow Education Technology Co., Ltd. (“Ambow Shida”)	July 30, 2004	PRC	Investment holding

Shanghai Ambow Education Information Consulting Co., Ltd. (“Ambow Shanghai”)	May 16, 2006	PRC	Investment holding

Ambow Sihua	April 17, 2007	PRC	Investment holding

Suzhou Wenjian Venture Investment Management Consulting Co., Ltd. (“Suzhou Wenjian”)	February 25, 2009	PRC	Investment holding

Ambow Rongye	September 8, 2015	PRC	Investment holding

Ambow Zhixin	October 14, 2015	PRC	Investment holding

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity
Subsidiaries of VIEs

Jinan Wangrong Investment Consulting Co., Ltd.	May 21,2010	PRC	Career Enhancement

Hebei Yuanlong Corporate Management Co., Ltd. (“Hebei YL Career Enhancement”)	January 13, 2011	PRC	Career Enhancement

Beijing Genesis Education Group (“Genesis Career Enhancement”)	May 1, 2011	PRC	Career Enhancement

Changsha Newer Education Consulting Co., Ltd. (“Changsha Career Enhancement”)	September 16, 2002	PRC	Career Enhancement

Kunshan Ambow	August 28, 2008	PRC	Career Enhancement

Shanghai Hero Further Education Institute	January 9, 2009	PRC	Career Enhancement

Beijing Century Tutoring	April 1, 2002	PRC	Tutoring

Beijing Ambow Dacheng Education and Technology Co., Ltd.	December 2, 2013	PRC	Career Enhancement

Shanghai Tongguo Education Technology Co., Ltd (“Shanghai Tongguo”)	June 1, 2014	PRC	Career Enhancement

Suzhou Jiaxue	January 21, 2016	PRC	Career Enhancement

Huanyu Liren	April 27, 2016	PRC	Career Enhancement

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Schools of VIEs

Changsha Study School (“Changsha Tutoring”)	June 1, 1984	PRC	Tutoring

Beijing YZ Tutoring	December 30, 1994	PRC	Tutoring

Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”)	June 18, 1999	PRC	K-12 School

Shenyang Universe High School (“Shenyang K-12”)	December 8, 2003	PRC	K-12 School

Shuyang Galaxy School (“Shuyang K-12”)	November 1, 2008	PRC	K-12 School

Beijing Haidian Ambow Xinganxian Training School	March 28, 2005	PRC	Tutoring

Beijing Huairou Xinganxian Training School	March 10, 2011	PRC	Tutoring

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

Financial information of the VIEs and their subsidiaries/schools:

The combined financial information of the Group’s VIEs and, as applicable, subsidiaries/schools of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Total assets	718,514	773,436
Total liabilities	565,818	544,547

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Net revenue	403,643	385,819	409,391
Net income (loss)	(550,911)	370,818	(12,805)

The following table sets forth cash and cash equivalents held by the Group’s VIEs and non-VIE in PRC by RMB currency as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	RMB	RMB
VIEs in PRC	125,850	173,772
Non-VIEs in PRC	109,820	19,425
Total RMB	235,670	193,197

2. GOING CONCERN

Liquidity and Capital Resources

The Group reported a net loss of RMB 276,442 and RMB 37,018 from continued operations for the years ended December 31, 2015 and 2016, which included a non-cash impairment charge of RMB 205,311 related to provision of receivables, impairment loss of fixed assets, intangible assets, long term investment, other non-current assets and other current assets, and a non-cash expense of RMB 56,549 related to the interest expense of convertible loan in 2015; and a non-cash impairment loss of intangible assets and goodwill of RMB 22,402, and RMB 1,727 provision of prepaid and other current assets in 2016. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash provided by operating activities. As of December 31, 2016, the Group had RMB 196,900 in unrestricted cash and cash equivalents. The Group’s cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions.  As of December 31, 2016, the Group had RMB 173,772 in unrestricted cash and cash equivalents from VIEs. The Group’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB 221,475 as of December 31, 2016. The Group’s consolidated net assets were amounting to RMB 115,021 as of December 31, 2016. In addition the Group has lease commitment of RMB 118,727 as of December 31, 2016, of which RMB 17,622 was within one year.

Management plan and actions

The Group had approximately RMB 174,811 and RMB 64,700 short term investments, available for sale and short term investments, held to maturity as of December 31, 2016, which was held as short-term investments to be liquid on the expiration date before the end of 2017.

Historically, the Group has addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings and the sale of subsidiaries and other non-performing assets. From 2017 and onwards, the Group will focus on improving operation efficiency and cost reduction, developing core cash-generating business and enhancing marketing function. Actions include expanding Financial Share Service Centers across the Group wide and standardizing the Group’s Finance and Operation Policies throughout the Group; as well as implementing ERP systems to standardize operations, enhance internal controls, and create synergy of the Group’s resources.

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

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.9430, representing the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2016. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

As mentioned in Note 1 (a) and Note 24, Jinghan Group have been disposed in 2015 and its operations have been classified as discontinued operations for the years ended December 31, 2014 and 2015. The disposal of Jinghan Group has been completed by April 8, 2015.

b.	Comparability due to discontinued operations and reclassification adjustment

Certain accounts in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2014 and related notes have been retrospectively adjusted to reflect the effect of discontinued operations. See Note 24 for details of discontinued operations.  The results of discontinued operations in 2014 and 2015 have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP.

Cash flows from discontinued operations for the years ended December 31, 2014 and 2015 were combined with the cash flows from continuing operations within each of the three categories.

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

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Doubtful accounts balances are written off and deducted from allowance, when receivable are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

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

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The Group reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (See Note 10):

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

The Group evaluates a reporting unit by first identifying its operating segments, and then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meets the definition of a business, the Group evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Group determines if the segments are economically similar and, if so, the operating segments are aggregated. The Group has three reportable segments in 2014, 2015 and 2016. For further details, see Note 21.

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

Educational programs and services also include programs offered online which could be accessed through a username and password. Revenue of this service offering is recognized when programs are delivered online, and collected within one to three months.

Following are the deferred revenue balances by segments as of December 31, 2015 and 2016.

	As of December 31,
	2015	2016
	RMB	RMB

Career Enhancement	38,820	34,264
K-12	54,571	60,944
Tutoring	22,495	14,276
Total	115,886	109,484

r.	Cost of revenues

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

Capital lease

When the lease term is equal to 75 percent or more of the estimated economic life of the leased property, the lease is classified as a capital lease, where the lessee assumes substantially all the benefits and risks of ownership. The depreciation is calculated on a straight-line basis over the lease term.

In a capital lease, assets and liabilities are recorded at the amount of the lesser of (a) the fair value of the leased asset at the inception of the lease or (b) the present value of the minimum lease payments (excluding executing costs) over the lease term. Recorded assets are depreciated over the lease terms. During the lease term, each minimum lease payment is allocated between a reduction of the obligation and interest expense to produce a constant periodic rate of interest on the remaining balance of the obligation.

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

The Group expenses advertising costs as incurred. Total advertising expenses of continuing operations were RMB 4,435, RMB 1,858 and RMB 1,857 for the years ended December 31, 2014, 2015 and 2016, respectively, and have been included as part of selling and marketing expenses.

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

On September 4, 2015, the Company effected a one-for-thirty reverse stock split. The principal effect of the Reverse Split was to decrease the number of outstanding shares of each of the Company’s common shares. All per share amounts and shares outstanding for all the periods have been retroactively restated to reflect the Reverse Split.

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

As of December 31, 2015, in order to simplify financial presentation, the Company adopted ASU 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes and applied this Update retrospectively. Deferred tax liabilities and assets were classified as noncurrent in the consolidated balance sheets as of December 31, 2015 and 2016, respectively. This reclassification of deferred tax assets had no impact on the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity (deficit) and consolidated statements of cash flows for the year ended 2014.

bb.	Uncertain tax positions

The Group adopted the guidance on accounting for uncertainty in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Group believes that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. The Group adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. See Note 18 (c) for additional information. In 2014, the Group received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. The Group had taken legal action to defend itself, also accrued the income tax and overdue fee for the year of 2014. In 2015, the Group lost the case and accrued the overdue fee by the end of 2015. In 2016, the Group accrued the overdue fee by the end of 2016. See Note 20 for detail. Also see Note 18 for details of the Group’s tax position as of December 31, 2016.

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

ff.	Extinguishment of debt

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

gg.	Loss contingencies

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

hh.	Recently issued accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. This new standard (Topic 606) will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to correlate with the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB voted to defer the effective date of ASU 2014-09 by one year, while allowing a company to adopt the new revenue standard early but not before the original effective date.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the new revenue standard. ASU No. 2016-08 specifically provides clarification around performance obligations for goods or services provided by another entity, assisting in determining whether the entity is the provider of the goods or services, the principal, or whether the entity is providing for the arrangement of the goods or services, the agent.

In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. ASU No. 2016-10 provides guidance around identifying whether promised goods or services are distinct and separately identifiable, whether promised goods or services are material or immaterial to the contract, and whether shipping and handling is considered an activity to fulfill a promise or an additional promised service. ASU No. 2016-10 also provides guidance around an entity's promise to grant a license providing a customer with either a right to use or a right to access the license, which then determines whether the obligation is satisfied at a point in time or over time, respectively.

In May 2016, the FASB issued ASU No. 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, which rescinds various standards codified as part of Topic 605, Revenue Recognition in relation to the future adoption of Topic 606. These rescissions include changes to topics pertaining to revenue and expense recognition including accounting for shipping and handling fees and costs and accounting for consideration given by a vendor to a customer.

The above standards will be effective for us on January 1, 2018 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.

The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and disclosures. Based on its preliminary evaluation of ASU No. 2014-09, the Company expects no material impact on its results of operations or cash flows in the periods after adoption. The Company expects to complete its assessment of the effect of adopting ASU No. 2014-09 by the end of 2017, as well as the selection of a transition approach.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this Update require public business entities that are required to disclose fair value of financial instruments measured at amortized cost on the balance sheet to measure that fair value using the exit price notion consistent with Topic 820, Fair Value Measurement. The amendments in this Update require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option. The amendments in this Update require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or in the accompanying notes to the financial statements. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early application by public business entities to financial statements of fiscal years or interim periods that have not yet been issued or, by all other entities, that have not yet been made available for issuance of the following amendments in this Update are permitted as of the beginning of the fiscal year of adoption: an entity should present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk if the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The Company does not expect the adoption of ASU No. 2016-01 will have a significant effect on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard creates Topic 842, Leases, in the FASB Accounting Standards Codification (FASB ASC) and supersedes FASB ASC 840, Leases. ASU 2016-02 requires a lessee to recognize the assets and liabilities that arise from leases (operating and finance). However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and disclosures. Based on its preliminary evaluation of ASU No. 2016-02, the Company expects the recognition of lease assets and lease liabilities for operating leases on its statements of financial position as of December 31, 2019 and 2018 after adoption. The Company expects no material impact on its results of operations or cash flows in the periods after adoption. The Company expects to complete its assessment of the effect of adopting ASU No. 2016-02 by the end of 2018.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments require that all excess tax benefits and all tax deficiencies should be recognized as income tax expense or benefit in the income statement and that those benefits and deficiencies are discrete items in the reporting period in which they occur. Because excess tax benefits are no longer recognized in additional paid in capital, the assumed proceeds from applying the treasury stock method when computing earnings per share is amended to exclude the amount of excess tax benefits that would be recognized in additional paid-in capital. The amendments also require to no longer delay recognition of a tax benefit until the tax benefit is realized through a reduction to taxes payable. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Company does not expect the adoption of ASU No. 2016-09 will have a significant effect on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Company elected to early adopt this guidance on a retrospective basis and have applied the changes to the consolidated statements of cash flows as of December 31, 2014, December 31, 2015 and December 31, 2016.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates Step 2 from the goodwill impairment test. Under the amendments in this update, an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. ASU 2017-04 is effective for the Company beginning in the first quarter of fiscal 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company will early adopt ASU 2017-04 in the third quarter of fiscal 2017 with the annual goodwill impairment tests. The Company does not expect the adoption of ASU No. 2017-04 will have a significant effect on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the company’s consolidated results of operations or financial position.

4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Cash and cash equivalents	180,285	246,303	196,900
Restricted cash	2,048	2,050	2,350
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	182,333	248,353	199,250

The following table provides a reconciliation of changes in cash, cash equivalents, and restricted cash included in assets held for sale that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Changes in cash and cash equivalents included in assets held for sale	42,270	36,063	-
Changes in restricted cash included in assets held for sale	1,600	2,000	-
Total changes in cash, cash equivalents, and restricted cash included in assets held for sale shown in the consolidated statements of cash flows	43,870	38,063	-

5. SHORT TERM INVESTMENTS

Short term investments consist of held-to-maturity investments and available-for-sale investments.

Held to maturity investments

Held-to-maturity investments consist of various fixed-income financial products purchased from Chinese commercial banks, which are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from thirty to sixty-two days, with contractual maturity dates from January 5, 2017, to February 8, 2017 and annual interest rates ranging from 3.50% to 4.50%. They are classified as short term investments on the consolidated balance sheets as its contractual maturity dates are less than one year. The repayments of principal of the financial products are not guaranteed by the Chinese commercial banks from which the fixed income financial products were purchased. Historically, the Company has received the principal and the interest in full upon maturity of these investments.

While these fixed-income financial products are not publicly traded, the Company estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. No OTTI loss was recognized for the year ended December 31 2016.

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

Available-for-sale securities are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The aging of all the available-for-sale investments were less than 12 months as of December 31, 2016. No OTTI loss was recognized for the year ended December 31 2016.

Short-term investments consisted of the following:

	As of December 31,
	2015	2016
	RMB	RMB

Held-to-maturity investments	151,790	64,700
Available-for-sale investments	103,602	174,811
Total	255,392	239,511

The amortized cost, gross unrecognized holding gains and losses, gross unrealized gain in accumulated other comprehensive income, and estimated fair value of investments as of December 31, 2015 and 2016, are reflected in the tables below:

	As of December 31, 2015
	Amortized Cost	Gross unrecognized holding gains	Gross unrecognized holding loss	Gross unrealized gain in accumulated other comprehensive income	Estimated Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	151,790	-	-	-	151,790

Available-for-sale investments
Adjustable-rate financial products	102,290	-	-	1,312	103,602

	As of December 31, 2016
	Amortized Cost	Gross unrecognized holding gains	Gross unrecognized holding loss	Gross unrealized gain in accumulated other comprehensive income	Estimated Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	64,700	-	-	-	64,700

Available-for-sale investments
Adjustable-rate financial products	171,163	-	-	3,648	174,811

Gross realized gains and losses on available-for-sale investments for years ended December 31, 2014, 2015 and 2016 were as follows:

	Years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Gross realized gains on sales	-	1,971	4,329	624
Gross realized loss on sales	-	(4,757)	-	-
(Losses) gains on sale of available-for-sale investments	-	(2,786)	4,329	624

Interest income recognized on held-to-maturity investments for years ended December 31, 2014, 2015 and 2016 were as follows:

	Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD

Interest income recognized on held-to-maturity investments	-	7,027	4,078	587

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2015	2016
	RMB	RMB

Accounts receivable	127,893	13,576
Less: Allowance for doubtful accounts	(116,615)	-
Accounts receivable, net	11,278	13,576

Allowance for doubtful accounts:

	As of December 31,
	2015	2016
	RMB	RMB

Balance at beginning of year	(116,615)	(116,615)
Addition (Note i)	-	-
Written off (Note ii)	-	116,615
Balance at end of year	(116,615)	-

(Note i) No bad debt provision was provided for the years ended December 31, 2015 and 2016.

(Note ii) Bad debt provision of RMB 116,615 was written off in the year of 2016, after all collection efforts have been exhausted and the potential for recovery was remote.

7. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid and other current assets consisted of the following:

	As of December 31,
	2015	2016
	RMB	RMB

Amount due from minority shareholder (Note i)	54,023	54,023
Amount due from Xihua Group (Note ii)	49,800	49,800
Value added tax refundable (Note iii)	24,811	24,811
Due from former owners (Note iv)	14,910	5,743
Staff advances	6,389	6,008
Rental deposits	8,331	7,835
Prepaid professional services fees	2,457	3,045
Prepaid rental fees (Note v)	3,067	3,533
Receivable from Zhenjiang operating rights (Note vi)	35,000	35,000
Receivable from Jinghan Group (Note vii)	122,822	122,822
Others (Note viii)	29,748	20,302
Total before allowance for doubtful accounts	351,358	332,922
Less: allowance for doubtful accounts (Note ix)	(195,254)	(179,055)
Total	156,104	153,867

Allowance for doubtful accounts:

	As of December 31,
	2015	2016
	RMB	RMB

Balance at beginning of year	(90,731)	(195,254)
Addition (Note iv, vii and ix)	(122,718)	(1,727)
Written off (Note iv and vii)	18,195	17,926
Balance at end of year	(195,254)	(179,055)

(Note i) The balance represented Shenyang K-12’s amount due from its minority shareholder amounting to RMB 54,023, which were tuition fees that have been collected from students but were misappropriated by its minority shareholder. As of December 31, 2015 and 2016, full provision was provided as the collectability was remote.

(Note ii) A payable balance amounted to RMB 49,800 was recorded by a subsidiary prior to its acquisition by the Group, and such payable was indemnified by Xihua Investment Group (“Xihua Group). No provision was made for the indemnity. The indemnity balance was still outstanding as of the date of issuance of the financial statement.

(Note iii) Management considered the collectability of VAT refund was remote as a result of tax dispute between Ambow Online, Yuhua and the tax authority, as disclosed in Note 18(c), the Group provided a provision amounting to RMB 24,811 as of December 31, 2015 and 2016.

(Note iv) Provisions of RMB 7,808, 1,360 and nil were made against the amounts due from the former shareholders due to remote recoverability during the years ended December 31, 2014, 2015 and 2016 respectively. As of December 31, 2016, the receivable of RMB 9,168 was written off, after all collection efforts have been exhausted and the potential for recovery was remote.

(Note v) In 2015 an impairment loss of RMB 3,995 was made against the current portion of the prepaid long-term lease regarding the Career Enhancement Education Facility in Beijing (“Ambow Beijing Campus”), as the capital lease and prepaid long-term lease regarding Ambow Beijing Campus were not available for use (Note 9).

(Note vi) The balance represented the prepaid operating rights to the Zhenjiang Foreign Language School and Zhenjiang International School. The Group started a negotiation of returning the operating right back to the original owner Zhenjiang Education Investment Center in the third quarter of 2011. As a result, the prepaid operating rights have been reclassified as receivable since then. As of December 31, 2015 and 2016, the payable balance to Zhenjiang Foreign Language School amounted to RMB 36,770 and RMB 36,770, respectively (Note 13); therefore, no provision was made. As of the date of issuance of the financial statements, the negotiation was still in progress.

(Note vii) As of December 31, 2015 and 2016, the original receivable due from Jinghan Group was RMB 141,017. Along with the disposal of Jinghan Group, RMB 18,195 of the receivable was written off according to the waiver agreement and an additional allowance of RMB 96,863 was provided in 2015 (see Note 24(a)).

(Note viii) Others mainly included inventory, prepaid education supplies, prepaid outsourcing service fee, and other miscellaneous items with trivial amount.

(Note ix) Other addition of allowance during the year of 2016 and 2015 was mainly provided against third parties and former employees due to the remote recoverability.

8. CONSIDERATION RECEIVABLE, NET

Consideration receivables consisted of the following:

	As of December 31,
	2015	2016
	RMB	RMB

Receivables resulting from disposals (Note i)	14,000	14,000
Receivable resulting from disposal of Taishidian Holding (Note ii)	30,000	-
Sub-total	44,000	14,000
Less: allowance for doubtful accounts (Note i & ii)	(35,500)	(5,500)
Total	8,500	8,500

Allowance for doubtful accounts:

	As of December 31,
	2015	2016
	RMB	RMB

Balance at beginning of year	(164,700)	(35,500)
Addition (Note i & ii)	(35,300)	-
Written off (Note ii)	164,500	30,000
Balance at end of year	(35,500)	(5,500)

(Note i) In the fourth quarter of 2011, the Group decided to concentrate its resources and focus on the Group’s core businesses. On December 2, 2011, the Company sold Xi’an Dragon Continuation School, Shandong North Resource Information Technology Co., Ltd. and Jinan Prosperous Resource Technology Co., Ltd., Guangzhou Modern Olympic Training School, and Tianjin Yimatong Technology Development Co., Ltd. to Beijing Tongshengle Investment Co., Ltd., (“Tongshengle”) for cash consideration of RMB 35,000, and RMB 21,000 of which has been received by December 31, 2012. A bad debt allowance of RMB 200 was provided in 2012. In 2015, the Group provided an additional allowance of RMB 5,300 by reducing the net receivables, after netting of payable balance, from Tongshengle to zero after assessing the collectability.

(Note ii) On July 25, 2013, the Group entered in a letter for intent with Kunshan Venture Investment Limited (“Kunshan Venture”) to transfer the equity interest of Taishidian Holding, with consideration of RMB 234,500. The legal title of Taishidian Holding has been transferred to Kunshan Venture in July 2013, and the Group has no continuing involvement in Taishidian Holding since that. Management assessed the recoverable value with best estimation to be approximately RMB 110,000. Bad debt provision of RMB 124,500 was provided for the excessive portion and was included in the disposal loss in 2013. On February 6, 2015, the receivable balance of RMB 234,500 was transferred to Suzhou Hezhijia Investment Management Limited with a consideration of RMB 70,000. Therefore, the difference of RMB 40,000 between the carrying amount of RMB 110,000 and the consideration of RMB 70,000 was recognized as bad debt in 2014. Following the transfer, the gross balance of the receivable was reduced to RMB 70,000 from RMB 234,500. In February 2015, the Group received RMB 40,000 of the consideration. By the end of 2015, the Group had not collected the remaining balance. After assessing the collectability, management provided an allowance of RMB 30,000. As of December 31, 2016, the remaining balance of RMB 30,000 was written off, after all collection efforts have been exhausted and the potential for recovery was remote.

9. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2015	2016
	RMB	RMB

Buildings	63,643	64,222
Capital lease of property	12,000	12,000
Motor vehicles	7,113	6,173
Office and computer equipment	87,067	87,121
Leasehold improvements	66,849	70,321
Sub-total	236,672	239,837
Less: accumulated depreciation	(141,690)	(151,830)
Total	94,982	88,007

For the years ended December 31, 2014, 2015 and 2016, depreciation expenses of continuing operations were RMB 35,461, RMB 25,048 and RMB 17,620, respectively, which were recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses.

The capital leases of properties mainly represented prepaid long-term lease of Ambow Beijing campus and Shenyang K-12 School of which the original amounts were RMB 45,324 and RMB 12,000 respectively. The inception dates of the capital leases were March 1, 2012 and December 30, 2010 respectively. For the year ended December 31, 2015, the Group recorded an impairment loss of RMB 38,814 regarding the capital lease of properties of Ambow Beijing Campus as it was not available for use. The original cost with amounting to RMB 45,324 and the accumulated depreciation amounting to RMB 6,510 were fully written off as of December 31, 2015 and 2016. As at December 31, 2015 and 2016, the accumulated depreciation of Shenyang K-12 School’s capital lease of properties were RMB 3,150 and RMB 3,750 respectively. For the years ended December 31, 2014, 2015 and 2016, depreciation expenses were RMB 2,419, RMB 2,419 and RMB 600 respectively and recorded in cost of revenues.

As of December 31, 2016, the Group is in the process of applying for the building ownership certificates for certain buildings with a total net carrying value of approximately RMB 34,870.

10. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2015	2016
	RMB	RMB
Gross carrying amount
Trade names	51,563	48,908
Student populations	38,380	38,380
Software	88,670	91,254
Customer relationships	5,270	5,270
Cooperative agreements	5,230	5,230
Favorable leases	63,237	63,237
Non-compete agreements	833	833
	253,183	253,112
Less: Accumulated amortization
Trade names	-	-
Student populations	(36,244)	(36,964)
Software	(87,145)	(89,138)
Customer relationships	(3,002)	(5,270)
Cooperative agreements	(2,537)	(3,046)
Favorable leases	(20,028)	(23,153)
Non-compete agreements	(833)	(833)
	(149,789)	(158,404)
Intangible assets, net
Trade names	51,563	48,908
Student populations	2,136	1,416
Software	1,525	2,116
Customer relationships	2,268	-
Cooperative agreements	2,693	2,184
Favorable leases	43,209	40,084
Non-compete agreements	-	-
	103,394	94,708

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

In 2016, the Group performed impairment test on the trade name, and as a result, for the year ended December 31, 2016, the Group recorded an impairment loss of RMB 2,655 for trade names of a few entities of Tutoring and Career Enhancement segments, which were due to suspension of non-performing business units to solidify the operational base and enhance future growth prospects.

Amortization expenses for intangible assets of continuing operations amounted to RMB 16,818, RMB 10,707 and RMB 6,786 for the years ended December 31, 2014, 2015 and 2016, respectively, of which RMB 3,118, RMB 3,061 and RMB 2,466 are included in cost of sales and the remaining is included in general and administrative expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the future annual periods is as follows:

Amount
RMB

2017	4,921
2018	4,438
2019	4,293
2020	4,132
2021	3,784
Thereafter	24,232
Total	45,800

11. GOODWILL

The changes in the carrying amount of goodwill by reporting unit for the years ended December 31, 2015 and 2016 were as follows:

	Better Schools			Better Jobs
	K-12			Career
	Tutoring	Schools	Subtotal	Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2014	26,609	24,815	51,424	33,117	84,541
Foreign currency translation adjustments	417	410	827	620	1,447
Balance as of December 31, 2015	27,026	25,225	52,251	33,737	85,988
Foreign currency translation adjustments	493	485	978	735	1,713
Goodwill impairment	(19,747)	-	(19,747)	-	(19,747)
Balance as of December 31, 2016	7,772	25,710	33,482	34,472	67,954

In 2016, the Group elected to start with the quantitative two-step process in the impairment test for goodwill. The management determined that the Income Approach, specifically the Discounted Cash Flow (“DCF”) method, is appropriate. Considering the fact that the Tutoring segment has kept downward trends in business performance and operating results, the management decided to suspend those non-performing business units in the year of 2016, in order to solidify the operational base and enhance future growth prospects. Hence, lower projection of cash flows was used for Tutoring segment. For Career Enhancement segment, the management expected the revenues to gradually pick up in the following years. The management would continue to maintain and develop its business in following years. For K-12 segment, the management decided to use a flat and conservative growth rate. Other key assumptions besides cash flow projections included discount rates in the range from 16% to 17% and terminal growth rate of 3%. As a result of the above tests, the Group recorded an impairment loss for goodwill of Tutoring at amount of RMB 19,747 for the year ended December 31, 2016. Goodwill impairment loss recognized in 2014 and 2015 was RMB 229,914 and RMB nil respectively.

12. PREPAYMENT FOR ACQUISITION OF PROPERTY

Prepayment for acquisition of property as of December 31, 2016 consisted of the following:

	As of December 31
	2015	2016
	RMB	RMB

Prepayment for acquisition of property	-	71,024

On December 30, 2016, the Group prepaid RMB 71,024 to purchase a new office property in Beijing, China with gross floor area approximately 1,500 square meters. The ownership entitlement of the property was transferred to the Company on January 20, 2017.

13. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2015	2016
	RMB	RMB

Business tax, VAT and others	75,354	75,444
Payable balance with indemnity by Xihua Group (Note 7(ii))	49,800	49,800
Accrual for rental	56,194	57,809
Payable to Zhenjiang Foreign Language School (Note 7(vi))	36,770	36,770
Accrued payroll and welfare	35,171	34,567
Payable to Jinghan Group (Note 24(a))	25,959	25,959
Professional service fees payable	30,022	28,368
Student tuition refund payable (i)	253	10,743
Receipt in advance	6,757	6,551
Amounts due to cooperating partners	5,491	4,215
Lawsuit penalty payable	-	2,176
Due to former owners	1,254	1,254
Accrued interest payable	349	209
Current portion of consideration payable for acquisitions	2,258	-
Collection in advance on behalf of students	5,589	8,413
Advance from others	11,931	4,656
Employee reimbursement payable	6,927	6,927
Others	17,278	18,960
Total	367,357	372,821

(Note i) The balance represented tuition collected from students in advance but respective services could not be provided anymore.

14. SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

		As of December 31
		2015	2016
	Maturities	RMB	RMB
Unsecured short-term borrowings from third party	September, 2015	2,300	-
Total Short-term borrowings		2,300	-

The weighted average interest rate of short-term loans outstanding was 10.0% and nil per annum as of December 31, 2015 and 2016. The fair values of the short-term loans approximate their carrying amounts. The weighted average short-term borrowings for the years ended December 31, 2015 and 2016 was RMB 11,031 and RMB 1,109, respectively.

The short-term borrowings incurred interest expenses for the years ended December 31, 2014, 2015 and 2016 amounting to RMB 25,057, RMB 4,292 and RMB 115, respectively. There was neither capitalization as additions to construction in progress nor guarantee fees for each of three years ended December 31, 2014, 2015 and 2016.

15. CONVERTIBLE LOAN

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

IFC C Loan bears variable rate of 4.5% per annum above 6-month LIBOR, subject to step down provision as follow:

(i)	Within 12 months from the date of the Loan Agreement, 3.5% for future IFC C Loan interest payments if the Borrower’s ADSs trade at an average trading price of US$ 210.0 or above for any 3 consecutive months period; and

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

Since the conversion price of the IFC C Loan exceeds the market price of the Company’s ordinary shares on the date of issuance, no portion of the proceeds from the issuance was accounted for as the beneficial conversion feature, and was treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component. Costs incurred by the Company that were directly attributable to the issuance of IFC C Loan amounting to approximately RMB 3,432(US$ 567), were deferred over loan period and being charged to the consolidated statements of operations and other comprehensive loss using the effective interest rate method. The issuance cost was fully charged as of December 31, 2014 as the IFC C loan was expired due to the Company triggering default event as mentioned below. The front fee paid to IFC amounting to RMB 4,924, were deferred over loan period and being treated as debt discount deducting the proceeds at inception and accretion during the loan period with effective interest method. The amortization of front fee was RMB nil, nil and nil for the years ended December 31, 2 014, 2015 and 2016, respectively.

Management further determined that the interest rate change feature (“IRCF”) embedded in the convertible loan is required to be bifurcated and accounted for as a derivative asset. The fair value of the IRCF as of issuance date was RMB 369 (US$ 61) and bifurcated from the Loan of RMB 121,074 (US$ 20,000) and included in debt discount, which is amortized over the loan period, using the effective interest rate method. The change in the fair value of the embedded derivative assets was recognized as interest expense from revaluation of embedded derivative in the consolidated statements of operations and comprehensive income (loss). By the end of December 31, 2013, the IRCF was cancelled due to the Company triggering default event as mentioned below.

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

Subsequently, IFC transferred its participation in the loans to Sir Leslie Porter & Son Limited on August 20, 2013 and Sir Leslie Porter & Son Limited transferred its participation in the loans to the CEIHL on September 17, 2013. No amendment was made in these two transfers.

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

On May 5, 2014, the Company entered into Restructuring Agreement with CEIHL, according to which, CEIHL, will provide for funding for the Company approximately RMB 290,600 (US$ 48,000) in total, comprising the amounts paid, or procured to be paid, by CEIHL or its nominee in satisfaction of and/or discharge of and/or to purchase certain onshore debt with estimated pay off value of approximately RMB 80,000; and the remaining as defined in USD Facility Agreement, which was agreed by both parties in Second Amendment and Restated Loan Agreement (the “Second Amendment”). To the extent that the onshore debt is less than the expected pay off value, CEIHL shall lend a corresponding additional amount of funds to the Group offshore and the total amount paid under this Restructuring Agreements thus equals US$ 48,000 (and no less), in exchange for a right to convert the principal outstanding under the USD Facility Agreement (as may be increased in accordance with this clause, but not taking into account any principal that relates to capitalized interest) into an aggregate of not more than an 85% economic interest in the Company, with 50.1% of the voting rights in the Company.

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

Subject to the Second Amendment, a convertible loan, was comprised of IFC C Loan consisting of a principal amount of RMB 104,023 (US$ 17,000); and IFC D Loan consisting of a principal amount of approximately RMB 85,550 (US$ 13,981); and the other loans consisting of a principal amount of approximately RMB 104,139 (US$ 17,019). The entire amount of the convertible loan consisting of an aggregate principal amount of US$ 48,000 is convertible into an aggregate of 32,426,090 Class A Ordinary Shares. Accordingly, the conversion rate is US$ 1.480 per share.

The Maturity Date of these loans is 3 years after the date of the Effective Date, which is defined as the date of the discharge of the JPLs in accordance with the Restructuring Agreement. The interest rate is 3% per annum for any interest period and applied to the both loans. Under the Second Amendment and related financing documents, and under the IFC D Loan Facility, CEIHL assigned approximately RMB 30,595 (US$ 5,000) each of its commitments to Baring Private Equity Asia V Holding (4) limited (“Baring”) and SummitView.

According to the Second Amendment, the IFC C Loan was substantially amended by decreasing the conversion rate from US$ 150 per share to US$ 1.479 per share. As a result, the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) was substantially changed. According to ASC Topic 470, if it is determined that the original and new debt instruments are substantially different, and the new debt instrument shall be initially recorded at fair value, and that amount shall be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument. Therefore, the amended IFC C loan was initially recorded at fair value, amounting to RMB 254,169 (US$ 41,538) as of May 13, 2014. As comparing to the carrying value of original IFC C Loan consisting of a principal amount of RMB 104,023 (US$ 17,000) and accrued interest payable amounting to RMB 6,862 (US$ 1,121), a loss from extinguishment of debt with amounting to RMB 143,901 (US$ 23,417) was recognized in 2014.

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

In addition, if the intrinsic value of the BCF is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF shall be limited to the amount of the proceeds allocated to the convertible instrument. As a result, the discount of the convertible loan was limited to the proceeds of RMB 300,574 (US$ 49,121).

On August 31, 2014, CEIHL entered a Share Interest Assignment Agreement (“Assignment Agreement”) with New Flourish Holding Limited (“New Flourish”), an entity control by CEO of the Company. Pursuant to the Assignment Agreement, CEIHL agreed to sell 5,678,963 shares at a favorable consideration of US$ 5,779 with payment schedule of 3 equal annual installments starting on August 31, 2016. The Company recorded it as share-based compensation expenses in the year 2014 amounting to RMB 94,360 (see Note 23).

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

On March 5, 2015, CEIHL and Baring converted US$ 6,308 and US$ 5,000 of the convertible loan and became the registered holder of 4,457,854 and 2,786,159 Class A Ordinary Shares, respectively. The interest expenses from convertible loan, including the amortization of BCF, amounting to RMB 56,549 were recorded in the year ended December 31, 2015.

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

There were no convertible loans as of December 31, 2015 and 2016.

16. ORDINARY SHARES

Upon completion of the Company’s initial public offering (“IPO”) in August 2010, 250,000 American depositary shares (“ADSs”) were issued through the IPO, and the selling shareholders offered an additional 105,907 ADSs. Each ADS represents two Class A Ordinary Shares, par value US$ 0.003 per share. 2,691,863 Class B Ordinary Shares were issued upon conversion of all convertible preferred shares at a par value of US$ 0.003 per share.

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

As of December 31, 2014, there were 27,552,058 and 2,984,775 Class A and Class B Ordinary Shares issued and outstanding, respectively.

On October 14, 2014, the Board of Directors granted the restricted stock to each member of the Board who is not an employee of the Group. The number of shares of restricted stock subject to each award was 135,227, which was determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. Total numbers of shares of restricted stock were 811,359. The awards shall vest at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. During 2015 and 2016, 270,453 and 225,377 shares of restricted stock were vested respectively, with 424,459 and 225,377 of the vested shares separately issued to the board members in 2015 and 2016.

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

On March 5, 2015, CEIHL and Baring converted US$ 6,308 and US$ 5,000 of the convertible loan and became the registered holder of 4,457,854 and 2,786,159 Class A Ordinary Shares, respectively.

On May 18, 2015, the Board of Directors granted the restricted stock 86,473 shares to existing employees whose old options have expired by their terms. All restricted stock subject to this award shall fully vest as of May 18, 2015. During 2015 and 2016, 59,872 and 6,666 of the vested shares were issued respectively to existing employees whose old options have been expired.

On May 18, 2015, the Board of Directors granted the restricted stock 510,000 shares to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. During 2015 and 2016, nil and 201,875 shares of restricted stock were vested and issued respectively.

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

As of December 31, 2016, there were 33,990,680 and 4,708,415 Class A and Class C Ordinary Shares issued and outstanding, respectively.

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

The 2005 Plan was approved and will terminate automatically 10 years after its adoption, unless terminated earlier at the Board of Directors’ discretion. Option awards are granted with an exercise price determined by the Board of Directors; those option awards generally vest based on 4 years of continuous service and expire in 10 years. As of December 31, 2016, all option awards of the 2005 Plan were expired.

2010 Equity Incentive Plan

On June 1, 2010, the Group adopted the 2010 Equity Incentive Plan, or the “2010 Plan”, which became effective upon the completion of the IPO on August 5, 2010. The 2010 Plan allows the Company to offer a variety of incentive awards to employees, outside directors and consultants. Under the plan, the Group may grant up to 633,333 Class A Ordinary Shares of the Company to its employees, outside directors and consultants, plus (i) any shares that, as of the completion of the IPO, have been reserved but not issued pursuant to awards granted under the 2005 Plan and are not subject to any awards granted there under, and (ii) any shares subject to awards granted under the 2005 Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Plan that are forfeited to or repurchased by the Company, with the maximum number of shares to be added to the 2010 Plan pursuant to clauses (i) and (ii) above equal to 333,333 Class A Ordinary Shares; provided, however, that there shall be an annual increase on the first day of each fiscal year beginning with the 2011 Fiscal Year, in an amount equal to the least of (i) 833,333 Class A Ordinary Shares, (ii) 5% of the outstanding Class A Ordinary Shares on the last day of the immediately preceding fiscal year or (iii) such number of Class A Ordinary Shares determined by the Board of Directors. In the event that any outstanding option or other right for any reason expires, is cancelled, or otherwise terminated, the shares allocable to the unexercised portion of the 2010 Plan or other right shall again be available for the purposes of the 2010 Plan.

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

Share options

As of December 31, 2015 and 2016, options granted to employees to purchase 319,229 and 226,696 ordinary shares and to non-employees to purchase 68,121 and 29,921 ordinary shares were outstanding, and options to purchase 808,445 and 939,177 ordinary shares were still available for future grants. It is the Company’s policy to issue new shares upon share option exercise.

A summary of the share option activity as of December 31, 2014, 2015 and 2016 is as follows:

	Year ended December 31, 2014				Year ended December 31, 2015				Year ended December 31, 2016
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		RMB		RMB		RMB		RMB		RMB		RMB

Outstanding at beginning of year	450,670	506.70	4.54	10,940	427,273	503.40	3.49	175	387,350	3.08	2.59	3,836
Granted	-	-	-	-	-	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-	-	-	-	-	-
Forfeited or expired	(23,397)	688.50	-	-	(39,923)	3.08	-	-	(130,733)	3.30	-	-
Outstanding at end of year	427,273	503.40	3.49	175	387,350	3.08	2.59	3,836	256,617	3.30	2.84	4,499
Exercisable at end of year	422,641	501.60	3.45	64	387,350	3.08	2.63	1,435	256,617	3.30	2.84	4,499
Expected to be vested	4,032	609.30	6.69	-	-	-	-	-	-	-	-	-

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

Management of the Group is responsible for determining the fair value of options granted and have considered a number of factors when making this determination, including valuations. The Group has not granted options during the year of 2015 and 2016.

The Company recorded share-based compensation expenses (reversals) of RMB 5,110, RMB (3,645) and nil during the years ended December 31, 2014, 2015 and 2016, respectively, attributed based on a straight-line basis over the requisite service period for the entire award, adjusted by forfeiture rate. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the years ended December 31, 2014, 2015 and 2016. Total fair values of option vested were RMB 4,787, RMB 83 and nil for employees and RMB 94, RMB 4 and nil for non-employees during the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2015 and December 31, 2016, all share options were vested.

Restricted stock awards

On October 14, 2014, the Board of Directors granted the restricted stock to each member of the Board who is not an employee of the Group. The number of shares of restricted stock subject to each award shall be determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. Total numbers of shares of restricted stock were 811,359. The awards shall vest at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. As of December 31, 2015 and 2016, 270,453 and 225,377 shares were vested respectively. In 2015 and 2016, 424,459 and 225,377 shares were issued to the members of the Board respectively.

On May 18, 2015, the Board of Directors granted 86,473 shares of the restricted stock to existing employees whose old options have expired by their terms. All restricted stock subject to this award shall fully vest as of May 18, 2015. In 2015 and 2016, 59,872 and 6,666 of vested shares were issued respectively to existing employees whose old options were expired.

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the grant date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. In 2015 and 2016, nil and 201,875 shares of restricted stock were vested and issued respectively.

A summary of the restricted stock awards as of December 31, 2015 and 2016 is as follows:

	Year ended December 31, 2015
	Shares	Grant-date fair value	Weighted Average Remaining Contractual Term
		RMB
Outstanding at beginning of year	811,359	21.20	2.63
Granted	596,473	20.32	4.00
Issued	(484,331)	-	-
Forfeited or expired	(61,979)	20.32	1.38
Outstanding at end of year	861,522	21.94	2.59
Shares vested but not issued at end of year	41,628	20.64	-

	Year ended December 31, 2016
	Shares	Grant-date fair value	Weighted Average Remaining Contractual Term
		RMB
Outstanding at beginning of year	861,522	21.94	2.59
Granted	-	-	-
Issued	(433,918)	22.94	-
Forfeited or expired	(12,083)	21.72	2.39
Outstanding at end of year	415,521	22.28	1.89
Shares vested but not issued at end of year	34,962	22.73	-

The Company recorded share-based compensation expenses of RMB 3,584, RMB 9,076 and RMB 7,828 for the restricted stock awards for the years ended December 31, 2014, 2015 and 2016, respectively, and the unrecognized share-based compensation expenses was amounting to RMB 15,725 and RMB 8,616 as of December 31, 2015 and 2016, respectively.

18. TAXATION

a.	Value added tax (“VAT”)

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with VAT on selected sectors including but not limited to education in Shanghai effective January 1, 2012, in Beijing effective September 1, 2012, in Tianjin effective December 1, 2012. In August 2013, the pilot program was expanded nationwide in certain industries. Since May 2016, the change from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The VAT rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 3%~5% business tax rate which was applicable prior to the reform.

As of December 31, 2015 and 2016, the payable balances for VAT were RMB 30,590 and RMB 31,314, respectively.

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

From May 2016, as the final part of the VAT reform, VAT replaced business tax in all industries, on a nationwide basis. The VAT rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 3%~5% business tax rate which was applicable prior to the reform.

As of December 31, 2015 and 2016, the payable balances for business tax were RMB 27,168 and RMB 24,106, respectively.

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

PRC

Significant components of the provision for income taxes on earnings for the years ended December 31, 2014, 2015 and 2016 are as follows:

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Current:
PRC	13,537	8,562	4,881
Deferred:
PRC	(12,402)	(127,525)	1,030
Provision for income tax expenses (benefits)	1,135	(118,963)	5,911

Corporate entities

The PRC Corporate Income Tax (“CIT”) is calculated based on the taxable income determined under the applicable CIT Law and its implementation rules, which became effective on January 1, 2008. CIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises.

CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE to its immediate holding company outside of PRC. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company satisfies the criteria of beneficial owner as set out in Circular Guoshuihan [2009] No. 601. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a circular which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the CIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to CIT Law and CIT Implementing Regulations, a tax resident enterprise is an entity incorporated in the PRC, or incorporated outside the PRC but its “place of effective management” is in the PRC. The Company assessed and concluded that it does not satisfy the definition of a tax resident enterprise. The Company has further determined that its FIEs in PRC will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIEs in PRC for the years ended December 31, 2014, 2015 and 2016.

Ambow Online was recognized as a “Software Enterprise” and a “High and New Technology Enterprises”, and was exempted from income tax on its profits for 2008 and 2009, and is subject to a 50% reduction in income tax rate from 2010 to 2012. Applicable tax rate for Ambow Online is 12.5% from 2010 to 2012. As a High and New Technology Enterprise, Ambow Online is eligible to enjoy a preferential tax rate of 15% since 2013, but such preferential tax treatment is subject to the tax authority’s annual inspection. The “High and New Technology Enterprises” certificate of Ambow Online has been expired in 2014, and the Company has no intention to renew the certificate, Ambow Online was subject to an income tax rate of 25% since 2014. In August 2014, the in charge tax bureau of Ambow Online issued Circular Haiguoshuibatong[2014]08004, canceling the preferential tax treatment of Ambow Online and wanted to claw back the income tax in 2011 in the amount of RMB 7,278 and the corresponding late payment interest in the amount of RMB 3,435 as of December 2014. In November 2014, Ambow Online filed an administrative lawsuit to Beijing Haidian District Court, with the Eighth Tax Office of National Tax Bureau in Beijing Haidian District as the defendant. The claim was to revoke the tax notice. On March 13, 2015, the court ruled that the lawsuit was rejected. If the plaintiff refuses to accept the ruling, appeal can be filed within 10 days of the receipt of the ruling. On March 20, 2015, the Company has filed an appeal on Beijing First Intermediate People's Court. In June 2015, the Court ruled that the lawsuit was rejected. Late payment interests of RMB 1,328 and RMB 1,332 has been recognized for the loss contingency as of December 31, 2015 and 2016 respectively.

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

CIT Law includes specific criteria that need to be met by an entity to qualify as a not-for-profit organization in order to be exempted from corporate income tax. In January 2014, the MOF and SAT jointly issued the “Circular on Management Issues Concerning Not-for-Profit Organizations’ Eligibility for Tax Exemption” in Circular Caishui [2014] No. 13. This circular set out further clarification of the requirements for not-for-profit organizations, and stipulated that only not-for-profit organizations certified jointly by finance and taxation authorities are entitled to tax exemption, and the circular shall be implemented as of January 1, 2013. However, as of December 31, 2016, the detailed implementation guidance has not been provided to local tax authorities on how to apply these changes to schools and colleges. The Group has recognized income tax payable for the above unrecognized tax benefits because the obligation was considered probable. Please see Note 18(d) for the movement of uncertain tax position.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31
	2015	2016
	RMB	RMB
Deferred tax asset
Accrued expense	8,191	7,002
Allowance for doubtful accounts	73,475	73,907
Tax loss carried forward	436,586	445,263
Deferred advertising expense	13,579	11,519
Impairment of long-lived tangible assets	27,046	24,600
Others	5,384	4,273
	564,261	566,564
Valuation allowance	(530,358)	(536,838)
Deferred tax asset, net	33,903	29,726

Deferred tax liabilities
- Unrecognized valuation surplus and deficit -acquisition	77,825	77,825
- Unrecognized valuation surplus and deficit — Decrease due to amortization and impairment	(53,644)	(55,605)
- Unrealized profit of short-term investments	521	952
- Unrealized profit of foreign exchange transaction	1,019	-
Total deferred tax liabilities	25,721	23,172

The following represents the amounts and expiration dates of operating loss carried forwards for tax purpose:

Amount
RMB
2017	560,016
2018	340,224
2019	120,788
2020	96,696
2021 and thereafter	663,329
Total	1,781,053

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of the year	444,946	539,704	530,358
Allowance made during the year	128,002	30,873	6,480
Allowance resulting from the reconsolidation of previously deconsolidated entities	-	1,352	-
Reversals	(33,244)	(41,571)	-
Balance at end of the year	539,704	530,358	536,838

Reconciliation between total income tax expense and the amount computed by applying the weighted average statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2014	2015	2016
	%	%	%
Weighted average statuary tax rate	25%	25%	25%
Tax effect of non-deductible expenses	(1)%	0%	(1)%
Tax effect of non-taxable income	0%	0%	1%
Tax effect of tax-exempt entities	(12)%	(9)%	(10)%
Tax effect of deemed profit	0%	0%	(1)%
Tax effect of disposed entity	0%	13%	0%
Tax penalty	(1)%	0%	(4)%
Changes in valuation allowance	(13)%	2%	(29)%
Effective tax rate	(2)%	31%	(19)%

d.	Uncertain tax positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of December 31,
	2014	2015	2016
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	14,930	15,011	23,648
Increases related to current tax positions	565	4,948	1,675
Addition from the consolidation of previously deconsolidated subsidiaries	-	3,689	-
Decrease due to deconsolidation	(484)	-	-
Unrecognized tax benefits, end of year	15,011	23,648	25,323

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC Topic 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. For the years ended December 31, 2014, 2015 and 2016, there are RMB 565, RMB 4,948 and RMB 1,675 unrecognized tax benefits that if recognized would affect the annual effective tax rate. The Group does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2016.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

19. NET INCOME/LOSS PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Numerator:
Numerator for basic and diluted loss from continuing operations per share	(1,018,547)	(277,048)	(35,700)
Numerator for basic and diluted (loss) income from discontinued operations per share	(58,266)	340,787	-
Denominator:
Denominator for basic and diluted (loss) income per share weighted average ordinary shares outstanding	13,928,048	36,848,816	38,469,234
Basic and diluted loss per share- continuing operations	(73.13)	(7.52)	(0.93)
Basic and diluted (loss) income per share- discontinued operations	(4.18)	9.25	-

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the period. Due to the loss from continued operations for the periods, approximately 1,238,632, 1,248,873, and 672,138 share options and restricted shares were excluded from the calculation of diluted net income (loss) per share for the years ended December 31, 2014, 2015 and 2016, respectively, because the effect would be anti-dilutive.

20. COMMITMENTS AND CONTINGENCIES

Operating leases

The Group leases offices and classrooms under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases as of December 31, 2016 were as follows:

Amount
RMB

2017	17,622
2018	14,838
2019	12,888
2020	10,510
2021	8,628
Thereafter	54,241
Total	118,727

Rent expense for all cancelable and non-cancelable leases including continuing and discontinued operation were approximately RMB 143,499, RMB 54,939 and RMB 26,184 for years ended December 31, 2014, 2015 and 2016, respectively.

Contingencies

1)	Skillsoft

In April 2012, Skillsoft Asia Pacific Pty Ltd. (“Skillsoft”) filed a statement of claim (HCCL19/2013) against the Company in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. The complaint seeks a declaration that the contract between the Company and Skillsoft remains in full force and effect as well as monetary damages, interest and costs. On December 12, 2013, the Hong Kong court has ordered a summary judgment in favor of Skillsoft for US$ 0.6 million being the Quarterly Prepayment License Fee for the 4th quarter of 2011 with respect to HCCL 19/2013.In addition, Skillsoft filed two claims: a) HCCL20/2013 on June 6, 2013, seeking a payment of US$ 2.5 million for breach of the contract and US$ 2.0 million in respect of invoices for pre-paid licensing fees; b) HCCL31/2013 on October 21, 2013 seeking a payment of US$ 2.0 million for breach of the contract. A without prejudice offer for settlement was made on June 18, 2014: the Company pays to Skillsoft the sum of US$ 0.6 million with interest (US$ 0.1 million as at June 12, 2014) and costs (estimated at HK$0.4 million). Subsequently the offer of settlement was not accepted by Skillsoft prior to expiry on July 3, 2014 and has accordingly lapsed. On March 20, 2015, the Honorable Mr. Justice Anthony Chan ordered that HCCL19, 20 and 31/2013 be consolidated and proceed as a single action. The claim then was made by Skillsoft for a consolidated sum of US$ 7.3 million. As of December 31, 2014, the Company has paid US$ 0.8 million to settle the judgment of HCCL19/2013 made on December 12, 2013. On April 17, 2015 a Re-Amended Statement of Claim was served by Skillsoft in the consolidated action. Additionally, Skillsoft now seeks indemnity for breaches (1) that Ambow failed to use reasonable commercial efforts to market, demonstrate and distribute Skillsoft’s products (2)indemnity for the appointment, by Ambow of re-sellers, sub-distributors and agents without Skillsoft’s express prior permission and (3) an order for specific performance for Ambow to provide Sales Reports for each month in 2012 and 2013 and make available for inspection and audit all accounting, sales, and customer service books and records of Ambow from April 30, 2008 to the date of application (the “Inspection Claims”).

On January 12, 2016, the Company successfully resisted Skillsoft’s application for summary judgment for the Inspection Claims.

On April 28, 2016, the Company went through mediation with Skillsoft. As the result of mediation, the Company agreed to pay Skillsoft no later than June 11, 2016 a sum of US$0.45 million as full and final settlement of Skillsoft’s claims in the above consolidated action. Upon receipt of payment of the said sum of US$0.45 million by Skillsoft, Skillsoft’s claims in the above consolidated action shall stand dismissed.

The Company accrued the said sum of US$0.45 million as of March 31, 2016 and made the full payment in May 2016.

2)	Changsha K-12

In February 2013, Changsha K-12 Experimental School was involved in a civil lawsuit in Hunan Province High Court, a cooperation dispute on host right of Changsha K-12 Experimental School, amounting to RMB 167,990 as the plaintiff’s claim. On November 13, 2014, Hunan Province High Court made the decision that all the claims of the plaintiff were overruled. The case has been appealed to the Supreme Court of PRC in June 2015. On July 2, 2016, the Supreme Court of PRC gave final judgment to overrule all the claims of the plaintiff. Cost in respect of the lawsuit would be undertaken by the plaintiff.

3)	Ambow Online Administrative Lawsuit

In November 2014, Beijing Ambow Online Software Company Ltd. filed an administrative lawsuit to Beijing Haidian District Court, with the Eighth Tax Office of National Tax Bureau in Beijing Haidian District as the defendant. The Tax Bureau made a tax notice on August 18th, 2014 that the Company’s preferential tax qualification for the year 2011 was cancelled because of tax evasion in 2011 and the Company needed to pay the enterprise income tax already exempted, which was RMB 7,278. Until December 31, 2014, the overdue fee has been accrued to RMB 3,435 and the total amount to be paid has been accrued to RMB 10,713, the claim is to revoke the tax notice. On March 13, 2015, the court ruled that the lawsuit was rejected. If the plaintiff refuses to accept the ruling, appeal can be filed within 10 days of the receipt of the ruling. On March 20, 2015, the Company has filed an appeal on Beijing First Intermediate People's Court. On June 19, 2015, the court rejected the appeal and maintained the first instance ruling. The overdue fee in the amount RMB 1,328 and RMB 1,332 were accrued for the years ended December 31, 2015 and December 31, 2016 respectively. Income tax payable of RMB 12,041 and RMB 13,373 have been recognized for the loss contingency as of December 31, 2015 and December 31, 2016.

4)	Shenyang K-12

In March 2015, Shenyang K-12 filed a civil law suit to Shenyang First Intermediate People's Court of Liaoning Province, against its minority shareholders, as the co-defendants, to seek indemnification with interest and other related costs. The co-defendants have misappropriated of the tuition collected from students and the Company has provided bad debt allowance accordingly in 2014. On February 19, 2016, the trial was held on Shenyang First Intermediate People's Court of Liaoning Province. On March 29, 2016, Shenyang First Intermediate People's Court of Liaoning Province made a decision to support the claim of Shenyang K-12. On May 24, 2016, the minority shareholders of Shenyang K-12 appealed to Liaoning Provincial High Court. On November 8, 2016, the second trial was held on Liaoning Provincial High Court. On November 21, 2016, Liaoning Provincial High Court made a judgment to dismiss the appeal of the minority shareholders of Shenyang K-12 and ratify the original judgment. The Company did not accrue contingent income because the co-defendants showed no intent or ability to pay indemnification.

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

For the year ended December 31, 2014

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	68,203	168,244	236,447	175,551	411,998
Cost of revenues	(52,728)	(115,416)	(168,144)	(105,892)	(274,036)
Gross profit	15,475	52,828	68,303	69,659	137,962

For the year ended December 31, 2015

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	54,888	186,747	241,635	154,080	395,715
Cost of revenues	(41,048)	(116,819)	(157,867)	(88,078)	(245,945)
Gross profit	13,840	69,928	83,768	66,002	149,770

For the year ended December 31, 2016

	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	47,985	222,592	270,577	141,439	412,016
Cost of revenues	(33,465)	(137,833)	(171,298)	(67,444)	(238,742)
Gross profit	14,520	84,759	99,279	73,995	173,274

The Group primarily operates in the PRC. Substantially all the Group’s long-lived assets are located in the PRC.

22. PRC CONTRIBUTION AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contributions. The total contributions for such employee benefits were RMB 31,896, RMB 28,085 and RMB 29,029 for the years ended December 31, 2014, 2015 and 2016, respectively.

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

The following table presents the Group’s appropriations to the general reserve fund, statutory surplus reserve and education development reserve as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	RMB	RMB

General and statutory surplus reserve	59,307	59,309
Education development reserve	21,698	21,698
Total	81,005	81,007

23. RELATED PARTY TRANSACTIONS

a.	Transactions

The Group entered into the following transactions with related parties:

	Years ended December 31,
Transactions	2014	2015	2016
	RMB	RMB	RMB
Repayments to Executive Principal of Ambow Research Center (Note i)	-	(3,960)	-
Loan to/(collection from) A, a member of management team of the Company (Note ii)	2,770	(1,670)	-
Borrowing from/(repaid to) A, a member of management team of the Company (Note iii)	500	(1,350)	-
Loan to/(collection from) a member of management team of Beijing SIWA Century Zhisheng Education Technology Co., Ltd. (“Century Zhisheng”) (Note ii)	10	199	(24)
Loan to Suzhou Chengpingheng Software Engineering Co., Ltd , an entity controlled by a member of management team of Century Zhisheng (Note iv)	-	138	-
Borrowing from a member of management team of Century Zhisheng (iii)	3,143	1,089	-
Borrowing from Shandong Shichuang Software Engineering Co., Ltd., an entity controlled by Executive Principal of Ambow Research Center (Note iv)	3,430	-	-
Loan to B, a member of management team of the Company (Note ii)	-	400	-

Note (i) Due to the shortage of working capital, the Company borrowed funds from one management personnel. The borrowing of RMB 2,000 from the management personnel was with a maturity date on February 7, 2014 and noninterest bearing; RMB 1,960 was with a maturity date on December 8, 2013 and bearing interest at 24% per annum. The borrowings of RMB 3,960 were repaid to the management personnel in the year ended December 31, 2015.

Note (ii) The loans were to management for operation purpose.

Note (iii) The borrowings were made from management for operation purpose. The borrowings of RMB 3,143 and 1,089 from a member of management team of Century Zhisheng in 2014 and 2015 were noninterest bearing. The borrowings of RMB 500 from A, a member of management team of the Company in year 2014 were bearing interest at 10% per annum, and fully repaid in 2015.

Note (iv) The loans to and/or borrowings from entities controlled by of management were made for operation purpose without interest bearing and maturity date.

b.	The Group had the following balances with related parties:

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
Relationship	2015	2016	2015	2016
	RMB	RMB	RMB	RMB
A, a member of management team of the Company (Note 23 a (ii) & (iii))	1,100	1,100	-	-
A member of management team of Century Zhisheng (Note 23 a (ii))	209	185	4,232	4,232
Entity controlled by a member of management team of Century Zhisheng - Suzhou Chengpingheng Software Engineering Co., Ltd (Note 23a (iv))	138	138	-	-
Entity controlled by Executive Principal of Ambow Research Center - Shandong Shichuang Software Engineering Co., Ltd. (Note 23 a (iv))	-	-	3,430	3,430
B, a member of management team of the Company (Note 23 a (ii))	400	400	-	-
	1,847	1,823	7,662	7,662

c.	Principal shareholder transaction

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

Management has assessed the accounting treatment for this transaction and believes that it should be accounted for as a share base compensation pursuant to FASB ASC Topic 718. The fair value of the combined terms of the Participation Agreement was approximately RMB 215,274 (US$ 34,554), which would be recognized as compensation expense on a straight-line basis over a period from January 2012 to October 2015, which is the expected expiration date. RMB 54,311 (US$ 8,876), RMB 44,686 (US$ 7,222) and RMB nil (US$ nil) expenses were recognized for the years ended December 31, 2014, 2015 and 2016, respectively.

d.	Share Interest Assignment between CEIHL and New Flourish

On August 31, 2014, CEIHL entered a Share Interest Assignment Agreement with New Flourish, an entity control by CEO of the Company. Pursuant to the Assignment Agreement, CEIHL agreed to sell 5,678,963 shares at a favorable consideration of US$ 5,779 with payment schedule of 3 equal annual installments starting on August 31, 2016. If the Company fails to file the annual report of Form 20-F for the year 2014 on or before the date in compliance with the Security Act, CEIHL has a right to repurchase 433,333 shares at the same price from New Flourish.

On September 5, 2014, CEIHL converted US$ 31,692 of the convertible loan and transferred 5,678,963 Class A Ordinary Shares to New Flourish.

Management has assessed the accounting treatment for this transaction which was regarded as one time settlement awards to Company’s senior management for past contribution to the Group and management believes that it should be accounted for as a one off share-based compensation pursuant to FASB ASC Topic 718. The discounted total consideration is US$ 4,257. The fair value of the Company’s ordinary shares was US$ 19,678 based on equity value US$ 3.465 per share, and the difference between the fair value of the consideration and Company’s ordinary shares was RMB 94,360 (US$ 15,421). The amount was recognized in full as one-off share-based compensation expense in 2014, since the Form 20-F for the year ended December 31, 2014 was timely filed in compliance with the Security Act.

24. DISCONTINUED OPERATIONS

a.	Disposal of Jinghan Group

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

b.	Discontinued operations

Following are revenue and income (loss) from discontinued operation:

Jinghan Group

	Years ended December, 31
	2014	2015	2016
	RMB	RMB	RMB
Revenues	679,295	171,938	-
Impairment loss	-	-	-
Loss from discontinued operation	(73,499)	(4,499)	-
Income tax benefit	15,735	1,385	-
Loss from discontinued operation, net of income tax	(57,764)	(3,114)	-
Income on sale of discontinued operation, net of income tax (note(i))	-	343,912	-
Income (loss) from and on sale of discontinued operation, net of income tax	(57,764)	340,798	-

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

26. DECONSOLIDATION AND RECONSOLIDATION

a.	Deconsolidation in 2014:

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

The Company has regained control over Jilin Tutoring in the second half of 2015. However, all the operations of this deconsolidated entity has ceased. In the year of 2016, the Management took measures to gradually restore operation of these entities.

b.	Reconsolidation in 2015:

In the second half of 2015, a legal team has been sent to resolve these issues with the ex-owners. The Company has regained control of the deconsolidated entities. As a result, the financials of these entities have been consolidated in its 2015 consolidated financial statements. Income resulting from reconsolidation of previously de-consolidated entities was RMB 14,127 for the year ended December 31, 2015, which was comprised of a reverse of bad debt allowance of deconsolidated entities in prior years of RMB 49,472, offsetting by the net liabilities of RMB 38,696 on these entities, and the recognition of the deficit of non-controlling interest of RMB 3,351. All the operations of these deconsolidated entities have ceased by December 31, 2015. In the year of 2016, the Management took measures to gradually restore operation of these entities, which include reinstating their business licenses. The Management estimate one year or more would be needed due to procedural requirements.

27. NON-CONTROLLING INTERESTS

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

In 2016, the Group established Suzhou Jiaxue under Ambow Zhixin, with a non-controlling interest of 40% economic interest amounting to RMB 400 from one individual shareholder and one corporate shareholder. Also the Group established Huanyu Liren under Kunshan Ambow, with a non-controlling interest of 40% economic interest amounting to RMB 396 from one individual shareholder.

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

At December 31, 2016 and 2015 information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis were as follows:

		Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2016
Assets:
Short term investments, available for sale	174,811	174,811	-	-

		Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2015
Assets:
Short term investments, available for sale	103,602	103,602	-	-

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of intangible assets in 2015 and 2016, which utilize significant unobservable internally-developed inputs:

	Fair value	Valuation techniques	Unobservable inputs	Range
Intangible assets as of September 30, 2015	61,354	Relief-from-royalty method	Royalty rate Discount rate Terminal growth rate	1%-7% 16%-22% 3%
Intangible assets as of September 30, 2016	115,941	Relief-from-royalty method	Royalty rate Discount rate Terminal growth rate	0%-9% 16%-22% 3%

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

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2014, 2015 and 2016.

No single supplier represented 10% or more of the Group’s total costs of sales for the years ended December 31, 2014, 2015 and 2016.

A summary of the debtors who accounted for 10% or more of the Group’s consolidated accounts receivable, prepaid and other current assets, other non-current assets and consideration receivable was as follows:

	As of December 31,
	2015		2016
Debtors	RMB	%	RMB	%
Accounts receivable
Company A	1,483	13%	1,313	10%
Prepaid and other current assets
Company B	49,800	32%	49,800	32%
Company C	35,000	22%	35,000	23%
Company D	25,959	17%	25,959	17%
Other non-current assets
Company E	1,858	36%	1,570	25%
Consideration receivable
Company F	8,500	100%	8,500	100%

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

30. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of this consolidated financial statements, except the purchase of an office property as stated in Note 12, and the Company does not identified events with material financial impact on the Group’s consolidated financial statements.

31. ADDITIONAL INFORMATION - CONDENSED FINANCIAL STATEMENTS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC VIEs and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of certain percentages of the after-tax income or the increase in net assets for the year (as determined under accounting principles generally accepted in the PRC) should be set aside at each year end as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC VIEs and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIEs, were RMB 1,340,756 and RMB 1,351,757 as of December 31, 2015 and 2016, respectively.

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

As of December 31, 2015 and 2016, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
			Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	8,658	1,467	211
Amounts due from related parties	201,341	183,676	26,456
Prepaid expenses and other current assets	160	341	49
Total current assets	210,159	185,484	26,716

Non-current assets:
Intangible assets, net	16	8	1
Investment in subsidiaries	-	-	-
Total non-current assets	16	8	1

Total assets	210,175	185,492	26,717

LIABILITIES
Current liabilities:
Amounts due to related parties	14,839	19,605	2,824
Accrued and other liabilities	51,540	49,371	7,111
Total current liabilities	66,379	68,976	9,935

Total non-current liabilities	-	-	-

Total liabilities	66,379	68,976	9,935

SHAREHOLDERS’ EQUITY
Ordinary shares
(US$ 0.003 par value; 40,000,000 and 40,000,000 shares authorized, 38,265,177 and 38,699,095 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	717	726	105
Additional paid-in capital	3,445,408	3,453,227	497,368
Accumulated deficit	(3,307,442)	(3,343,142)	(481,513)
Accumulated other comprehensive income	5,113	5,705	822
Total shareholders’ equity	143,796	116,516	16,782

Total liabilities and shareholders’ equity	210,175	185,492	26,717

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Statements of Operations

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				Note 3(a)
NET REVENUES
- Educational program and services	-	-	-	-
Cost of revenues
- Educational program and services	-	-	-	-
GROSS LOSS	-	-	-	-
Operating expenses:
Selling and marketing	(348)	(410)	-	-
General and administrative	(229,814)	(79,562)	(18,854)	(2,716)
Research and development	(144)	(660)	-	-
Total operating expenses	(230,306)	(80,632)	(18,854)	(2,716)

OPERATING LOSS	(230,306)	(80,632)	(18,854)	(2,716)
Share of income (loss) from subsidiaries	(609,711)	201,051	(23,274)	(3,352)
OTHER EXPENSE
Interest income (expense) net	(91,064)	(56,549)	1	-
Loss from extinguishment of debt	(143,901)	-	-	-
Foreign exchange losses, net	(459)	(131)	-	-
Other income (expense), net	(1,372)		6,427	927
Income tax	-	-	-	-
NET (LOSS) INCOME	(1,076,813)	63,739	(35,700)	(5,141)

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial Information of Parent Company

Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities	(109,368)	(40,384)	(6,348)	(914)
Cash flows from investing activities	-	-	-	-
Cash flows from financing activities	109,330	48,876	(843)	(121)
Effects of exchange rate changes on cash and cash equivalents	2	-	-	-
Net change in cash and cash equivalents	(36)	8,492	(7,191)	(1,035)
Cash and cash equivalents at beginning of year	202	166	8,658	1,246
Cash and cash equivalents at end of year	166	8,658	1,467	211

Supplemental disclosure of cash flow information

Supplemental disclosure of non-cash investing and financing activities
Shares surrender by SummitView	67,309	-	-	-
Conversion of convertible loan to ordinary shares and waiver of related accrued interest expenses	226,298	70,146	-	-
Receipt of convertible loan by settlement of debt	80,000	-	-	-