Form 20-F
period 2017-12-31
Ambow Education Holding Ltd.
filed 2018-04-18
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of the event requiring this shell company report _________________

Commission file number: 001-34824

AMBOW EDUCATION HOLDING LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing 100043 People’s Republic of China
(Address of principal executive offices)

Kia Jing Tan, Chief Financial Officer

12th Floor, Tower 1, Financial Street,

Chang’an Center, Shijingshan District, Beijing

100043

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

34,206,939 Class A Ordinary Shares and 4,708,415 Class C Ordinary Shares, par value $0.003 per share, as of December 31, 2017

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

☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

The selected consolidated financial data presented below for the years ended December 31, 2015, 2016 and 2017 and as of December 31, 2016 and 2017 is derived from our audited consolidated financial statements included elsewhere in this annual report, which were prepared in accordance with U.S. GAAP. The selected consolidated financial data presented below for the years ended December 31, 2013 and 2014 and as of December 31, 2013, 2014 and 2015, have been derived from our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015, which are not included in this annual report.

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

The Group deconsolidated Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in Tianjin Heping Huaying School and Tianjin Ambow Huaying School (collectively “Tianjin Tutoring”) in September 2013, and deconsolidated Guangzhou Zhi Shan Education Technology Co., Ltd. (“Guangzhou ZS Career Enhancement”) and Guangzhou Tianhe Depushi Education Training Center (“Guangzhou DP Tutoring”) on December 2013. The Group deconsolidated Jilin Clever Training School (“Jilin Tutoring”) on September 2014. By December 31, 2015, the company regained control over the previously deconsolidated subsidiaries, Tianjin Tutoring, Guangzhou ZS Career Enhancement, Guangzhou DP Tutoring and Jilin Tutoring, and reconsolidated these entities in its 2015, 2016 and 2017 consolidated financial statements.

On August 31, 2017, we sold the 100% equity interest in Ambow Online to a third party, with nil consideration, and the third party assumed all assets and liabilities of Ambow Online as of August 31, 2017. In connection with the disposal, the company offset the payables to Ambow Online with Ambow Online’s net assets attributable to the company as of August 31, 2017. After offsetting, the payable balance due to Ambow Online by the company was RMB 171.1 million. Through further negotiation with the buyer, the payable balance due to Ambow Online by the company was reduced to RMB 137.5 million. The difference of RMB 33.6 million was recognized as disposal gain. Obligations in the aggregate amount of RMB 137.5 million will be paid by December 31, 2018. The deal was not a strategic shift of the business and this transaction would not have major impact on Ambow’s business, therefore this transaction was not qualified as discontinued operation.

We established IValley Beijing in September 2017. IValley Beijing is a 100% subsidiary of IValley, a Taiwanese company. IValley is a VIE subsidiary of Ambow Education Management. IValley Bejing’s business is to design, purchase, modify and integrate electronic equipment and devices, and develop mobile APP, performed by engineers and IT development and operational personnel, for end users to utilize office facilities, manage resources and administrative matters.

	For the Years Ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Consolidated Statement of Operations Data:
NET REVENUES:
- Educational programs and services	536,511	411,998	395,715	412,016	432,754	66,513
- Intellectualized operational services	-	-	-	-	11,170	1,717
Total net revenues	536,511	411,998	395,715	412,016	443,924	68,230
COST OF REVENUES
- Education programs and services	(361.573)	(274,036)	(245,945)	(238,742)	(249,400)	(38,332)
- Intellectualized operational services	-	-	-	-	(6,995)	(1,075)
Total costs of revenues	(361,573)	(274,036)	(245,945)	(238,742)	(256,395)	(39,407)

GROSS PROFIT	174,938	137,962	149,770	173,274	187,529	28,823
Operating expenses:
Selling and marketing (1)	(151,480)	(80,377)	(55,511)	(41,818)	(36,710)	(5,642)
General and administrative (1)	(471,915)	(508,544)	(280,634)	(145,513)	(142,252)	(21,864)
Research and development (1)	(19,545)	(12,259)	(7,308)	(7,572)	(6,262)	(962)
Impairment loss from continuing operations	(84,246)	(292,577)	(162,351)	(22,402)	-	-
Total operating expenses	(727,186)	(893,757)	(505,804)	(217,305)	(185,224)	(28,468)
OPERATING (LOSS)/INCOME	(552,248)	(755,795)	(356,034)	(44,031)	2,305	355
OTHER (EXPENSE)/INCOME	(21,932)	(267,861)	(39,371)	12,924	53,234	8,183
(LOSS)/INCOME BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	(574,180)	(1,023,656)	(395,405)	(31,107)	55,539	8,538
Income tax benefit/(expense)	10,424	(1,135)	118,963	(5,911)	(9,614)	(1,478)
(LOSS)/INCOME FROM CONTINUING OPERATIONS	(563,756)	(1,024,791)	(276,442)	(37,018)	45,925	7,060
(Loss)/Income from and on sale of discontinued operations, net of income tax	(346,449)	(57,764)	340,798	-	-	-

NET (LOSS)/INCOME	(910,205)	(1,082,555)	64,356	(37,018)	45,925	7,060
Less: Net (loss)/income contributable to non-controlling interest from continuing operating	(3,387)	(5,742)	617	(1,318)	(538)	(83)

NET (LOSS)/INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	(906,818)	(1,076,813)	63,739	(35,700)	46,463	7,143

NET (LOSS)/INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(906,818)	(1,076,813)	63,739	(35,700)	46,463	7,143

Net (loss)/income from continuing operations per ordinary share: (2)
Basic	(102.32)	(73.13)	(7.52)	(0.93)	1.20	0.18
Diluted	(102.32)	(73.13)	(7.52)	(0.93)	1.18	0.18

Net (loss)/income from discontinued operations per ordinary share: (2)
Basic	(63.62)	(4.18)	9.25	-	-	-
Diluted	(63.62)	(4.18)	9.25	-	-	-

Net (loss)/income from continuing operations per ADS: (2)
Basic	(204.64)	(146.26)	(15.04)	(1.86)	2.40	0.36
Diluted	(204.64)	(146.26)	(15.04)	(1.86)	2.36	0.36
Net (loss)/income from discontinued operations per ADS: (2)
Basic	(127.24)	(8.36)	18.50	-	-	-
Diluted	(127.24)	(8.36)	18.50	-	-	-

Weighted average shares used in calculating net income/(loss) per share (2)
Basic	5,464,740	13,928,048	36,848,816	38,469,234	38,826,800	38,826,800
Diluted	5,464,740	13,928,048	36,848,816	38,469,234	39,303,760	39,303,760

(1)	Share-based compensation expense included in:

	For the Years Ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selling and marketing	(2,658)	(351)	(457)	-	-	-
General and administrative	(73,108)	(156,870)	(49,371)	(7,828)	(4,640)	(713)
Research and development	(829)	(144)	(289)	-	-	-

(2)	Basic and diluted net income/(loss) from continuing operations per ordinary share is computed by dividing net income/(loss) from continuing operations by the weighted average number of shares outstanding for the period. Basic and diluted net income/(loss) from discontinued operations per ordinary share is computed by dividing net income/(loss) from discontinued operations by the weighted average number of shares outstanding for the period. The potentially dilutive options and restricted shares were excluded from the calculation of diluted net income/(loss) from continuing/discontinued operations per share in those periods where their inclusion would be anti-dilutive. All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Ambow Education Holding Ltd.’s 1-for-30 reverse stock split, which was effective on September 4, 2015.

	As of December 31,
	2013	2014	2015	2016	2017	2017
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	98,962	180,285	246,303	196,900	195,303	30,018
Total current assets	1,083,449	993,736	682,624	616,527	572,723	88,026
Total assets	1,929,298	1,472,684	982,204	953,023	977,420	150,226
Total current liabilities	1,476,087	1,491,336	839,381	838,002	762,552	117,201
Total liabilities	1,531,575	1,525,990	839,381	838,002	811,461	124,719
Total equity/(deficit)	397,723	(53,306)	142,823	115,021	165,959	25,507

	For the Years Ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash (used in)/provided by operating activities	(160,544)	(160,367)	(40,119)	17,535	20,210	3,106
Net cash provided by/(used in) investing activities	64,512	110,221	58,214	(65,218)	(61,078)	(9,386)
Net cash provided by/(used in) financing activities	82,885	87,003	12,830	(1,504)	39,205	6,026

Exchange Rates

Our business is primarily conducted in China and substantially most of our revenues are denominated in RMB. This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at the noon buying rate on December 29, 2017, which was RMB 6.5063 to US$ 1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 30, 2018, the daily exchange rate reported by the Federal Reserve Board was RMB 6.2726 to US$ 1.00.

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

Period	Average (1)
2013	6.1412
2014	6.1704
2015	6.2827
2016	6.6400
2017	6.7595

Period	High (1)	Low (1)
2017
September	6.6591	6.4773
October	6.6533	6.5712
November	6.6385	6.5967
December	6.6210	6.5063
2018
January	6.5263	6.2841
February	6.3471	6.2649
March	6.3565	6.2685

(1)	Annual and monthly lows and highs are calculated from daily noon buying rates in the city of New York as published by the Federal Reserve Bank.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Factors

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

Our education professionals are critical to maintaining the quality of our services, software products and programs, and maintaining our brand and reputation, as they interact with our students on a regular basis. We must continue to attract qualified education professionals who have a strong command of the subject areas to be taught and who meet our qualifications. There are a limited number of education professionals in China with the necessary experience to satisfy our qualifications, and we must provide competitive compensation packages to attract and retain qualified teachers and tutors. Some of our education professionals are teachers of public schools that are working at our tutoring centers on a part-time basis. Paid tutoring by teachers of public schools has received more regulatory scrutiny recently. On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers (the “Measures”) related to some of our substantial business operations in provinces and cities such as Beijing, Tianjin, Chengdu, Jiangsu, Hunan and Hubei. The Measures prohibit teachers of primary and secondary schools from teaching, on a part-time basis, in schools or in out-of-school learning centers during the work week or at any time. Public school teachers may join private schools only after ending their employment with public schools. Some of our teachers also work in public schools. If these education professionals choose to leave, or are forced to leave, our learning centers to comply with relevant local regulations, we will need to seek new teachers to replace them which we may not be able to do at a reasonable cost or at all. If these regulations become the trend and are adopted in more provinces and cities or become more restrictive, we may need to seek additional new teachers in more places, which will further increase the difficulty of our recruiting efforts. While there have been no existing nationwide regulations imposing any penalty on private schools like ours for hiring teachers who also teach at public schools, we cannot assure you that such regulations will not be adopted in the future. In addition, we may not be able to hire and retain enough qualified education professionals to keep pace with our anticipated growth or at acceptable costs while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. Shortages of qualified education professionals, or decreases in the quality of our instruction, whether actual or perceived in one or more of our markets, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. Further, our inability to retain our education professionals may hurt our existing brands and those brands we are trying to develop, and retaining qualified teachers at additional costs may have a material adverse effect on our business and results of operations.

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

Competition could result in loss of market share and revenue, lower profit margins and limit our future growth. A number of our current and potential future competitors may have greater financial and other resources than we have. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products, and respond more quickly than we can to changes in student needs, testing materials, admissions standards, market needs or new technologies.

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

We may have acquisitions in the future, which involve risks and uncertainties, and if we don’t manage those risks well, it may harm our business.

In the future, we may establish and maintain joint ventures and strategic relationships with third parties. Strategic acquisitions, investments and relationships with third parties involve substantial risks and uncertainties, including:

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

In particular, while we typically would perform due diligence on each entity that we acquire before the acquisition, some of the acquired entities may not maintain their historical documents and records properly and such documents and records may be unavailable for our review. As such, there may be hidden liabilities and risks relating to the business and operation of such entities that we fail to identify before the acquisition. If we acquire such entity and any such hidden liability is found or any such risk materializes in the future, we may not have any remedy against the sellers and may have to assume the liabilities and losses as a result.

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

We may not successfully integrate our operations and the operations of entities we acquire in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of the acquisitions to the extent, or in the timeframe, anticipated which would have a material adverse effect on our results of operations.

Our results of operations may fluctuate, which makes our financial results difficult to forecast, and could cause our results to fall short of expectations.

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. Our net revenues from continuing operations increased from RMB 395.7 million in 2015 to RMB 412.0 million in 2016, and increased to RMB 443.9 million (US$ 68.2 million) in 2017. Comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

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

A substantial majority of the net revenues generated in our tutoring segment in the year ended December 31, 2017 were generated from tutoring services focused on preparing for ZhongKao and GaoKao. There have been changes in some areas in the way ZhongKao is administered. For example, beginning in 2010, Yunnan Province stopped administering ZhongKao. Instead, high schools will admit students based on a combination of a comprehensive evaluation of the students’ aptitude (provided by their middle schools) and the students’ middle school academic performance. To ensure the success of the educational reform and cultivate students’ comprehensive abilities, Yunnan Province also prohibits subject competitions in elementary and middle schools, including Olympic math competitions, and standardizes admission policies regarding adding points to middle school test scores based on a student’s extracurricular activities. As for GaoKao, some top universities such as Peking University have been allowed to recruit students through independently administered tests and admission procedures in recent years. The candidates still need to take GaoKao and their scores in GaoKao may not be lower than certain thresholds, but such GaoKao scores will not be the sole determining factor in the admission process. Students admitted in this manner generally should not exceed 5% of the annual enrollment quotas of these universities as approved by the MOE. To the extent ZhongKao, or even GaoKao, becomes less prevalent throughout China, our business and results of operations may be materially adversely affected.

If we are unable to obtain new loans, at all or on terms that are acceptable to us, our growth pace will be impacted.

We may seek to obtain additional bank loans in the future. We cannot assure you that we will be able to obtain new loans or credit facilities, at all or on terms that are acceptable to us. Our ability to obtain financing may be affected by our financial position and leverage, our credit rating and investor perception of the education industry, as well as by prevailing economic conditions and the cost of financing in general. In addition, factors beyond our control, such as recent global market and economic conditions and the tightening of credit markets may result in a diminished availability of financing and increased volatility in credit and equity markets, which may materially adversely affect our ability to secure financing at reasonable costs or at all. We cannot assure you that the People’s Bank of China (“PBOC”) will not in the future take actions that may result in a tightening of the credit market in China. Our ability to obtain bank loans from domestic Chinese banks will be significantly impacted by the PBOC’s policies, over which we have no control. If we were unable to obtain financing in the future on terms acceptable to us, our business operations and our growth plans would be materially harmed.

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

Approximately half of our servers and routers including backup servers are currently hosted by third-party service providers within China, and the rest are currently hosted by us. Bay State College self-hosts all of its production and backup servers in Boston and its Disaster Recovery location in Taunton. A growing number of services are SAAS and these servers are hosted by a third party in different locations inside and outside the United States. To improve the performance and to prevent the disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our websites to mirror our online resources.

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

We are not aware of any actions, claims or investigations being contemplated by the competent governmental entities with respect to the defects in our leased real properties. However, if we are unable to use the existing properties, enter new leases or renew our current leases in a timely basis and on terms favorable to us, our business, results of operations and financial condition could be materially adversely affected. No impairment loss was made against the capital lease in 2017.

We do not possess building ownership certificates for some of the properties owned by us, and certain of the properties that we own have potential defects or issues that may not be easily remedied, which could cause us to incur significant additional expenses or could disrupt certain aspects of our business.

Some of the real properties that we own have defects or potential issues such as missing title certificates.

To the extent competent governmental entities were to detect these defects and we were found not to be in compliance with the applicable regulations, we may be subject to fines or incur significant additional expenses, our legal title to some of our properties may be challenged. If we are required to find alternative locations for our schools and learning centers, we may be required to pay increased rent for the new locations and the new locations, especially for our K-12 schools, may be less convenient and accessible to our students and teachers, which may materially adversely affect our business, results of operations and financial condition.

We are in the process of applying for the building ownership certificates for buildings for which we do not yet hold effective title certificates, and are trying to remedy the defects and issues that prevent us from obtaining such certificates. We expect to complete the application process and obtain the certificates in a reasonable period of time, but do not have an exact time frame. However, we cannot assure you that these applications will be approved in a timely fashion or at all. If we are not able to remedy these defects in a timely manner, we may be required to find alternative locations for our schools and learning centers or may be subject to fines or penalties, either of which could have a material adverse effect on our business or results of operations.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would adversely affect our net income.

In accordance with U.S. GAAP, we account for our acquisitions using the acquisition method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. During 2017, we did not recognize any impairment loss. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted an equity incentive plan in 2010, or 2010 Equity Incentive Plan. We have granted options and restricted shares under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, which may have an adverse or negative impact on our results of operations. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. During the year ended December 31, 2017, we recorded share-based compensation expenses of RMB 4.6 million for the restricted stock and the unrecognized share-based compensation expenses amounted to RMB 3.6 million as of December 31, 2017. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Changes to accounting pronouncements or taxation rules or practices or greater than anticipated tax liabilities may adversely affect our reported results of operations or how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements or taxation rules, such as FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, or FIN 48 (now codified as ASC 740), the Enterprise Income Tax Law in China which was effective January 1, 2008, or the EIT Law, and various interpretations of accounting pronouncements or taxation practice have been adopted and may be adopted in the future. These accounting standard and tax regulation changes, future changes and the uncertainties surrounding current practices and implementation procedures may adversely affect our reported financial results or the way we conduct our business. We are subject to income tax, value-added tax and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Moreover, we may lose the tax benefits we are currently receiving or we may be forced to disgorge prior tax benefits we have enjoyed and pay additional taxes and possibly penalties for prior tax years, any of which would harm our results of operations.

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

Private schools or colleges operated for reasonable returns they were normally subject to income taxes at 33% prior to 2008 and 25% after January 1, 2008 but were, under certain circumstances, subject to deemed amounts or rates of income tax to be determined by the relevant tax authorities. According to the Implementing Rules of the Law for Promoting Private Education and other relevant tax rules, prior to January 1, 2008, had our schools and colleges been registered as not requiring reasonable returns, they would generally have been exempt from income taxes. To date, no separate regulations or guidelines have been released on how to define reasonable return for the purposes of assessing a school’s tax status prior to January 1, 2008. Moreover, the EIT Law includes specific criteria that need to be met by an entity to qualify as a not-for-profit organization in order to be exempt from corporate income tax. An official circular was issued in January 2014 to set out further clarification of the requirements for not-for-profit organizations, and the circular stipulated that only not-for-profit organizations certified jointly by finance and taxation authorities are entitled to tax exemption and the circular shall go into effect retrospectively as of January 1, 2013. While we currently do not believe it is likely that our schools and college would qualify as not-for-profit organizations and therefore be exempt from corporate income tax under the EIT Law, the detailed implementation guidance has not been provided to local tax authorities on how to apply these changes to schools and colleges. We intend to engage an external tax consultant to conduct comprehensive tax planning once further guidance from the tax authorities is released. This consultant may be expensive and the results of the guidance may not be favorable on our tax rates in the future.

If the slowdown in China’s economy continues or worsens, it may adversely impact our business.

The growth rate of China’s domestic product in 2017 was 6.9%, compared to a growth rate of 6.7% in 2016 and 6.9% in 2015. A number of factors contributed to this slowdown in China’s economy, including tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. Since we derive substantially most of our revenues from students in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our students may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing students. The adverse economic conditions, if they continue or worsen, will affect consumer spending generally, which could result in decreased demand for our services and products within our target markets.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence may be materially and adversely affected.

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. As a non-accelerated filer, we are not required to have an independent registered public accounting firm issue an attestation report on the effectiveness of our internal control over financial reporting. However, we are still required to include a report of management on the effectiveness of our company’s internal control over financial reporting in our annual report. Our management has performed an evaluation of the effectiveness of our internal controls over financial reporting as of December 31, 2017 and concluded that our internal control over financial reporting was effective as of December 31, 2017. See “Item 15. Control and Procedures.”

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

We conduct our K-12 school and tutoring business and provide online services in China primarily through contractual arrangements between Beijing Ambow Shengying Education and Technology Co., Ltd. (“Ambow Shengying”) and Beijing Ambow Chuangying Education and Technology Co., Ltd. (“Ambow Chuangying”), our principal operating subsidiaries in China, and our VIEs, and their respective shareholders.

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission (“NDRC”), and the Ministry of Commerce (“MOFCOM”) on March 10, 2015 and became effective on April 10, 2015, foreign investment is encouraged to participate in vocational training services beyond educational services. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. NDRC and MOFCOM promulgated The Foreign Investment Industries Guidance Catalog on June 28, 2017, which will come into effect on July 28, 2017, and the abovementioned policy does not change. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December 31, 2017, we had a total of 39 centers and schools, comprised of 9 tutoring centers, 3 K-12 schools, 8 career enhancement centers, 18 training offices and 1 career enhancement campus. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. The majority of our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools and career enhancement centers.

We conduct our intellectualized operational services business in China through IValley Beijing. IValley Beijing is a foreign invested entity controlled by a Taiwanese entity IValley Co., Ltd. ("IValley"). IValley is operated through contractual arrangements between Ambow Education Management (Hong Kong) Ltd. ("Ambow Education Management") and its respective shareholders. Foreign investment is encouraged to participate in the intellectualized operational service business in the Foreign Investment Catalog.

If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations or we fail to obtain any of the required permits or approvals, the relevant PRC regulatory authorities including the MOE, the MOFCOM, the Ministry of Civil Affairs (“MCA”) and the MIIT, which regulate the education industry, foreign investment in China and Internet business, respectively, would have broad discretion in dealing with such violations, including:

•	Revoking the business and operating licenses of our PRC subsidiaries and affiliated entities;

•	Discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;

•	Imposing fines or other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;

•	Revoking the preferential tax treatment enjoyed by our PRC subsidiaries and affiliated entities; or

•	Requiring us or our PRC subsidiaries and affiliated entities to restructure the relevant ownership structure or operations;

•	Restricting or prohibiting the use of any proceeds from our additional public offering to finance our business and operations in China;

Similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including in the United States. However, we cannot assure you that penalties will not be imposed on any other companies or us in the future. If any of the above penalties is imposed on us, our business operations and expansion, financial condition and results of operations will be materially and adversely affected.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law on January 19, 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to create its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China and may also impact viability of our current corporate structure, corporate governance and business operations to some extent.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. As such, the jurisdiction of incorporation of an entity is not the ultimate determining factor as to whether or not it’s an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM or its local branches, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list”, market entry clearance by the MOFCOM or its local branches would be required. On March 2, 2016, MOFCOM and NDRC issued the Draft Market Access Negative List (for Pilot Implementation). This Draft will be first implemented in Tianjin Municipality, Shanghai Municipality, Fujian Province and Guangdong Province, preliminarily sets out such industries, fields and business as are prohibited or restricted for investment or operation within the territory of PRC. It consists of a total of 328 items, including 96 prohibited items and 232 restricted items.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. We set up the VIE structure to address the uncertainties for securing licenses and permits which may be required for our business operation. See “Risk Factors - Risks Related to regulation of our business and our corporate structure—Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations. See “Regulations - Foreign investment in education service industry” and “Regulations - Regulations on Chinese-foreign cooperation in operating schools”. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list”, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies, PRC citizens or PRC state owned enterprises or agencies). Conversely, if the actual controlling person(s) is/are of non-Chinese nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

More than 50% of the total share capital of our company is actually controlled by foreign nationals. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered to solicit comments from the public. Under these options, a company with VIE structures and in the business on the ‘‘negative list’’ at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC investors), or determine otherwise based on circumstantial considerations. Moreover, it is uncertain whether our business will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued, we face uncertainties to maintain our VIE structure in the future.

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

We may be classified as "organization of the Mainland Area" under the Act Governing Relations between the People of the Taiwan Area and the Mainland Area, which may prohibit us from investing or conducting business in Taiwan.

Under the Act Governing Relations Between The People Of The Taiwan Area And The Mainland Area issued by the Taiwan Executive Yuan in July 31, 1992 and revised in June 17, 2015, together with the Method Allowing Investment In Taiwan From People Of The Mainland Area, any individual, organization, or other institution of the Mainland Area, or any company it invests in any third area may not engage in any investment activity in the Taiwan Area unless permitted by the competent authorities. Hong Kong is considered a third area under Taiwan law. Any company in the third area with over 30% direct or indirect shareholding from the Mainland Area or substantially controlled by people from the Mainland Area is treated as an "organization of the Mainland Area". Therefore Ambow Education Management is not qualified to engage in any investment activities in Taiwan without approval. We set up a VIE structure to obtain necessary licenses and permits to establish a Taiwan company that is currently subject to PRC investment restrictions for future business development in Taiwan. However we still face uncertainties as to whether we can maintain our VIE structure in the future. If we are classified as "organization of the Mainland Area", there may be a material impact to the viability to our current corporate structure, corporate governance and business operations. We may potentially be subject to fines and/or administrative or criminal liabilities.

We have chosen to operate the business in PRC through a Taiwan company because the technology and resources of intellectualized operational services are much more developed in Taiwan. Most of the designers and engineers are from Taiwan and we have purchased some of the equipment and materials from Taiwan to perform our services. We therefore believe that setting up a Taiwan company is very convenient for the company to recruit professionals, make procurement and settle payment accordingly.

We rely on contractual arrangements with our VIEs and their respective shareholders for a substantial portion of our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to operate a substantial portion of our education business. For a description of these contractual arrangements, see “Item 4.C — Information on the Company — Organizational Structure” and “Item 7.B — Related Party Transactions—Contractual arrangements with our VIEs and their respective subsidiaries and shareholders.” These contractual arrangements may not be as effective in providing us with control over our VIEs and their respective subsidiaries as direct ownership. If we had direct ownership of our VIEs and their respective subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs and their respective subsidiaries, which could affect changes, subject to any applicable fiduciary duties, at the management level. As a legal matter, if our VIEs or any of their respective shareholders fails to perform its or his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements. We may also rely on legal remedies under PRC or Taiwan law, including seeking specific performance or injunctive relief, and claiming damages, but these remedies may not be effective. For example, if the shareholders of any of our VIEs were to refuse to transfer their equity interest in such VIEs to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with our VIEs and/or their respective shareholders. If VIEs or their shareholders fail to perform the obligations secured by the pledges under the equity pledge agreements, one of the remedies for default is to require the pledgors to sell the equity interests of VIEs in an auction or sale of the shares and remit the proceeds to Ambow Shengying, Ambow Chuangying and Ambow Education Management, net of all related taxes and expenses. Such an auction or sale of the shares may not result in our receipt of the full value of the equity interests or the business of VIEs.

In addition, these contractual arrangements are governed by PRC or Taiwan law and provide for the resolution of disputes through arbitration in the PRC or Taiwan. Accordingly, these contracts would be interpreted in accordance with PRC or Taiwan law and any disputes would be resolved in accordance with PRC or Taiwan legal procedures. The legal environment in the PRC and Taiwan may not be as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC and Taiwan legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business would be materially adversely affected.

The shareholders of our VIEs may have potential conflicts of interest with us, which may harm our business and financial condition.

The shareholders of our VIEs are also employees of our company, and one of them, Xuejun Xie, is a director of certain of our VIEs as well as the vice president of our company. Conflicts of interest between their dual roles may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our VIEs or their respective subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our VIEs and their respective subsidiaries and to receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands, PRC and Taiwan, both of which provide that directors owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal regulations governing private education in China are The Law for Promoting Private Education and The Implementing Rules for the Law for Promoting Private Education, or 2004 Implementing Rules. Under the current laws and regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. According to 2004 Implementing Rules, at the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrading of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the schools, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase of net assets of the school (as determined under generally accepted accounting principles in the PRC). All of the private schools operated by our VIEs and their respective subsidiaries currently comply with the existing laws and regulations regarding the allocation of their development funds. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition fees, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns.

The Standing Committee of the National People's Congress promulgated an amendment to The Law for Promoting Private Education on November 7, 2016, which went into effect on September 1, 2017. Pursuant to this amendment, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which covers grades one to nine and accounted for a significant portion of our students as well as revenue during the reporting period. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools.

We cannot predict the timing and effects of any amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting our VIEs’, and their respective subsidiaries’, operations could have a material adverse effect on our business, prospects and results of operations.

As of December 31, 2017, we had a total of 32 schools that were registered as private schools as opposed to companies. Of the 32 schools, 4 schools were registered as schools not requiring reasonable returns. The other 28 schools were registered as schools requiring reasonable returns. The total net revenue of the schools requiring reasonable returns accounted for 72.0% of our consolidated total net revenue for the year ended December 31, 2017. The total net revenue of the schools not requiring reasonable returns accounted for 2.2% of our consolidated total net revenue for the year ended December 31, 2017. Both schools requiring reasonable returns and not requiring reasonable returns reported a net loss position for the period ending December 31, 2017.

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

Contractual arrangements we have entered into among our subsidiaries and our VIEs and their respective shareholders may result in adverse tax consequences to us; such arrangements may be subject to scrutiny by the PRC and Taiwan tax authorities and a finding that we or our VIEs and their respective shareholders owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC and Taiwan laws and regulations, arrangements and transactions among related parties should be priced on an arm’s length basis and may be subject to audit or challenge by the PRC and Taiwan tax authorities. We could face material adverse tax consequences if the PRC or Taiwan tax authorities determine that the contractual arrangements between Ambow Shengying, Ambow Chuangying, Ambow Education Management and our VIEs and their respective shareholders do not represent an arm’s-length price and adjust our VIEs’ or any of their respective subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC or Taiwan tax purposes, increased tax liabilities for our VIEs or any of their respective subsidiaries. In addition, the PRC and Taiwan tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many other public companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our consolidated net income may be harmed if our affiliated entities’ tax liabilities increase or if they are found to be subject to additional taxes, late payment fees or other penalties.

The tuition, accommodation and other fees charged by our degree programs and our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and our student enrollment.

We are highly dependent upon revenue generated from our three K-12 schools which was 47.2%, 50.4% and 52.4% for the year ended December 31, 2015, 2016 and 2017, respectively. Chinese regulators have broad powers to regulate the tuition, accommodation and other fees charged by primary, secondary and other schools and student enrollment levels at these schools. As a result, new regulations could adversely impact the fees we receive from the schools to which we provide course materials and software products and the student enrollments at our directly-operated schools and at our partner schools, as well as the returns from the K-12 schools operated by our Chinese affiliated entities. The tuition, accommodation and other fees charged by our degree programs and our K-12 schools are subject to various price controls administered by local price-control authorities and our student enrollment in our independent college is subject to annual enrollment quotas established by the MOE. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price-control authorities may impose stricter price control on tuition changes in the future. As of the date of this annual report, there is no indication from the MOE or the relevant authorities that the government would significantly change the tuition charges or student annual enrollment quotas. If the tuition charges were to be decreased or if they were not allowed to increase in line with increases in our costs because of the actions of China’s administrative price controls or if student enrollments at private schools were restricted, our net revenue and profitability would be materially adversely affected.

The regulation of Internet website operators in China is subject to interpretation, and our operation of online education programs could be harmed if we are deemed to have violated applicable laws and regulations.

The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the MIIT, and the possibility of adopting new laws or regulations have created significant uncertainties regarding the legality of the businesses and activities of Chinese companies with Internet operations. In particular, according to the Internet Information Services Administrative Measures promulgated by the State Council on September 25, 2000, the activities of Internet content providers are regulated by various Chinese governmental authorities, including, the MOE, the State Administration of Radio, Film and Television, the General Administration of Press and Publication, or GAPP, and the Ministry of Culture, or MOC, depending on the specific activities conducted by the Internet content provider. In addition, MIIT promulgated a notice titled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services” on July 13, 2006, which prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to foreign investors. The notice states that PRC Internet content providers (or their shareholders) should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites and a PRC Internet content provider’s failure to comply with the notice by November 1, 2006 may result in revocation of its ICP license.

Beijing Ambow Shida Education Technology Co., Ltd. (“Ambow Shida”) held an ICP license issued by Beijing Communications Administration, the local counterpart of the MIIT. Ambow Shida is now in the process of reapplying its ICP license. Due to the uncertainties of implementation of relevant regulations by different authorities, we cannot assure you that Ambow Shida could satisfy or will be able to satisfy all the requirements for a PRC Internet content provider.

If we fail to reapply our ICP license, we may be required to cease providing relevant online materials, which would harm our net revenues and results of operations. If we are deemed to have violated applicable Chinese Internet regulations, we could be subject to severe penalties, including confiscation of illegal gains, fines ranging from three to five times the illegal gains, suspension of certain types of services provided or orders to shut down the relevant websites.

Risks related to doing business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education or career enhancement market, which could harm our business.

Substantially most of our operations are conducted in China, and substantially most of our net revenues are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to economic, political and legal developments in China.

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

Our operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, prior court decisions have limited precedential value. Ambow Shengying, Ambow Chuangying and our other wholly-owned subsidiaries in China are generally subject to PRC laws and regulations, in particular, laws applicable to foreign invested enterprises.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Moreover, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities, including local government authorities, thus making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

We have implemented various measures to control the location and usage of the chops, as well as new mechanisms for retaining control over the chops used by the VIEs, such as: (i) centralizing the chop monitoring procedure through our President’s office in our headquarters located in Beijing, PRC, where we maintain a ledger to strictly monitor and review the usage of the chops; (ii) employed new management teams to individual schools to replace management positions previously governed by the former owners of the deconsolidated entities; (iii) centralizing the operations of each school and tutoring center by (x) setting up Financial Share Service Centers across the company and standardizing the company’s Finance and Operation Policies throughout the company, and (y) Implementing new ERP systems to standardize operations, enhance central controls, and create synergy of the company’s resources; and (iv) streamlining the internal control structure with effective communication channels and regular management meetings. We however cannot assure you that unauthorized access to or use of those chops can be totally precluded. To the extent those chops are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and the operations of these entities could be significantly and adversely impacted. There were entities deconsolidated in 2013 and 2014 due to loss of control and the company has lost the custody of the company chops and other important company legal documents, which was regained by December 31, 2015.

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

In addition, under the EIT Law, which became effective on January 1, 2008 and its implementation rules, dividends paid to us by our PRC subsidiaries are subject to withholding tax. The withholding tax on dividends may be exempted or reduced by the PRC State Council. Currently, the withholding tax rate is 10% unless reduced or exempted by treaty between the PRC and the tax residence of the holder of the PRC subsidiary.

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

In addition, at the end of each fiscal year, each of our affiliated entities that are private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. Pursuant to an amendment to The Law for Promoting Private Education on November 7, 2016, which went into effect on September 1, 2017, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations.

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

We may also decide to finance our wholly-owned subsidiaries by means of capital contributions. These capital contributions shall be registered with or approved by the PRC Ministry of Commerce or its local counterparts. We are not likely, however, to finance the activities of our VIEs and their respective subsidiaries by means of capital contributions due to regulatory issues related to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in the “Regulation” section of this annual report. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or our VIEs or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which became effective on June 1, 2015. Circular 19 facilitates foreign-invested enterprises’ domestic equity investment with the amount obtained from foreign exchange settlement. Other than to transfer equity investment funds in the original currencies, the foreign-invested enterprises whose main business is investment (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) are allowed to directly settle their foreign exchange capitals and transfer the amount therefrom to the account of an invested enterprise according to the actual amount of investment. Ordinary foreign-invested enterprises other than those of the aforesaid types shall make domestic equity investments by capital transfer in the original currencies governed by the prevailing provisions on domestic re-investment.

Presently none of Ambow Shengying, Ambow Chuangying or our other subsidiaries wholly owned by equities is registered as an investment company. We do not intend to turn these entities into investment companies because to do so these subsidiaries would have to satisfy criteria promulgated by MOFCOM and be approved by MOFCOM or its provincial counterparts before registration with the administration for industries and commerce, which is difficult to accomplish and time consuming. As a result, if capital is injected into Ambow Shengying, Ambow Chuangying and our other subsidiaries as increased registered capital, we may not convert such proceeds into RMB to fund acquisitions of the VIEs and their respective subsidiaries, and our ability to expand our business may be adversely affected.

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

If we use our capital for the business of Ambow Shengying, Ambow Chuangying or our other wholly-owned subsidiaries, we are also required to apply to the authority of commerce for approval for an increase of their respective registered capital given that the original registered capital of these subsidiaries have been fully paid. We cannot assure you that we can obtain such approvals in a timely manner or at all. If we are unable to use our capital to fund our PRC operating entities or their subsidiaries or to make strategic acquisitions, it could have a material adverse effect on our expansion plans and future growth.

It is unclear whether we will be considered a PRC “resident enterprise” under the EIT Law and, depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.

The EIT Law and its Implementing Regulations, which became effective on January 1, 2008, provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The Implementing Regulations of the PRC EIT Law define the term “de facto management bodies” as a body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Following Circular 82, on July 27, 2011, the SAT issued Administrative Measures on Income Taxes of Resident Enterprises Incorporated outside Mainland China and Are Controlled by Chinese Enterprises (Trial Implementation), or Resident Enterprise Administrative Measure, which was effective as of September 1, 2011. This Resident Enterprise Administrative Measures provide clarification of resident status determination, post-determination administration, as well as competent tax authorities. Circular 82 further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the Enterprise Income Tax Law and its implementing rules. However, Circular 82 and Resident Enterprise Administrative Measures apply only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management bodies” and it is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise”.

If we are treated as a PRC “resident enterprise”, however, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations and our income tax expenses will increase and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be decreased, although dividends distributed from our PRC subsidiaries to us could be exempt from the PRC dividend withholding tax, since such income is exempted under the EIT Law and its Implementing Regulations to a PRC resident recipient.

In addition, if we are considered a PRC “resident enterprise”, dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within the PRC for PRC tax purposes and be subject to PRC withholding tax.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective from January 1, 2008. There is uncertainty as to the application of Circular 698. For example, while the term “indirect transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax.

The State Administration of Taxation issued Bulletin on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or Bulletin 7, on February 3, 2015, which replaced or supplemented certain previous rules under Circular 698. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25.0%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10.0% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of Bulletin 7. If Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with Bulletin 7 or to establish that the relevant transactions should not be taxed under Bulletin 7.

As a result, we and our non-PRC shareholders may have the risk of being taxed for the disposition of our ordinary shares or ADS and may be required to spend valuable resources to comply with Circular 698 and Bulletin 7 or to establish that we or our non-PRC shareholders should not be taxed as an indirect transfer, which may have a material adverse effect on our financial condition and results of operations or the investment by non-PRC investors in us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Because substantially most of our revenue is denominated in RMB, restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund any business activities we may have outside China or to make dividend payments to our shareholders and ADS holders in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of SAFE is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries capital accounts, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

In November 2017, we acquired 100% of the outstanding shares of common stock of Bay State College in the United States to expand our career-oriented international education portfolio. In 2017, the review and approval process from SAFE with respect to obtaining foreign currency denominated borrowings and making direct overseas investment became more stringent in China. The review and approval from SAFE takes a longer period of time, and more supporting files are required. As a result, the new restrictions on foreign exchange for capital expenditure prevented us from raising enough US dollars for the acquisition of Bay State College. In order to fund the current acquisition costs and the operational needs of the company, we borrowed a one-year interest-free US dollar loan of US$ 6.0 million from Sino Accord Investments Limited (“Sino Accord”), a non-affiliated third party lender. At the same time, we provided a one-year interest-free RMB loan of RMB 42.7 million to Suzhou Zhixinliren Investment Co., Limited (“Suzhou Zhixinliren”), another non-affiliated party finance company. It is the understanding among the parties that the US dollar loan is correlated to the RMB loan, and when the US dollar loan is repaid, the RMB loan will similarly be collected. Without providing an RMB loan to Suzhou Zhixinliren, we would not be able to obtain the US dollar loan from Sino Accord in compliance with applicable regulations, mainly the Regulations for the Implementation of Foreign Exchange Management in People’s Republic of China. In light of the capital from US dollar loan and its operational cash flow, Bay State College is able to generate enough liquidity to support its future operations in the near term. Therefore we do not currently intend to rely on US dollar borrowings to continue funding Bay State College’s operations. On March 7, 2018, we mutually agreed with Sino Accord and Suzhou Zhixinliren to extend the maturity date for repayment of the loans for an additional year. Accordingly, both loans are now due in April 2019. With the extended maturity date of the loans, or if there are other significant overseas capital expenditures in the future requiring currencies other than RMB, we may either apply for a permit from the SAFE to purchase foreign currencies or pursue other offerings resulting in US dollar proceeds to obtain enough US dollars to meet such shortage in foreign currency. We have not been a lender of funds to non-affiliated parties historically, and we do not intend to do so in the future.

If we fail to settle our RMB and US dollar loans properly, it may be considered as unauthorized currency exchange arrangement and we may face penalties from local authorities.

In order to fund the acquisition costs and working capital needs in US dollars, on April 5, 2017, we entered into an agreement to receive a one-year interest-free US dollar loan from Sino Accord. This short-term loan is considered correlated to our one-year interest-free RMB loan to Suzhou Zhixinliren, and when we repay the US dollar loan, the RMB loan will be repaid. Without providing an RMB loan to Suzhou Zhixinliren, we would not be able to obtain the US dollar loan from Sino Accord in compliance with applicable regulations, mainly the Regulations for the Implementation of Foreign Exchange Management in People’s Republic of China. On March 7, 2018, we mutually agreed with Sino Accord and Suzhou Zhixinliren to extend the maturity date for repayment of the loans for an additional year. Accordingly, both loans are now due in April 2019. Please refer to Note 9 and Note 15 to consolidated financial statements for details.

The loan agreements are not individually regulated by the foreign currency exchange and cross border guarantee rules of China. However if we fail to repay the US dollar loan to Sino Accord or collect the RMB loan from Suzhou Zhixinliren when the agreements due, these transactions may be considered as unauthorized foreign exchange arrangements by the SAFE. The regulatory authority may deem the transactions as, in substance, a currency exchange arrangement or an onshore guarantee for an offshore loan, and we may be subject to severe monetary penalties under such circumstances. According to Regulations for the Implementation of Foreign Exchange Management in People's Republic of China, the upper limits of the monetary penalties can range from 30 to 100 percent of the deemed illegal loan amounts. On March 7, 2018, we mutually agreed with Sino Accord and Suzhou Zhixinliren to extend the maturity date for repayment of the loans for an additional year. Accordingly, both loans are now due in April 2019. With the extended maturity date of the loans, we shall either apply for a permit from the SAFE for our purchase of US dollars or pursue other future offerings resulting in US dollar proceeds to obtain enough US dollars to repay Sino Accord.

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

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Off-shore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an off shore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or off shore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the off-shore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. SAFE promulgated the Notice of SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, on February 13, 2015, which was effective on June 1, 2015. SAFE Circular 13 cancels two administrative approval items: foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment, instead. Banks shall directly examine and handle foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment, and SAFE and its branch shall indirectly regulate the foreign exchange registration of direct investment through banks.

We cannot provide any assurances that all of our shareholders who are PRC residents will comply with these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in the SAFE regulations may subject our PRC subsidiaries to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange denominated loans from our company.

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

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic enterprises by off shore special purpose vehicles may subject the combined company to severe fines or penalties and create other regulatory uncertainties regarding the combined company’s corporate structure.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission (“CSRC”), promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors (“M&A Rules”), which became effective on September 8, 2006 and was amended by the MOFCOM on June 22, 2009. The M&A Rules, among other things, has certain provisions that require off-shore companies formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies which are the related parties with the PRC domestic companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing special purpose vehicles’ securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

There remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the MOFCOM, CSRC or another PRC regulatory agency subsequently determines that the MOFCOM, CSRC approvals were required for our listings, we may face sanctions by the MOFCOM, CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our listings into the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

PRC laws and regulations have established more complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for the combined company to pursue growth through acquisitions in China.

M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Further to the M&A Rules, the Anti-monopoly Law of the PRC, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors , or the MOFCOM Security Review Rules, was promulgated by MOFCOM in August 2011, which establishes additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review and/or security review. The MOFCOM Security Review Rules, effective from September 1, 2011, which implements the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, further provides that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through agreements control or off shore transactions. Further, if the business of any target company that the combined company seek to acquire falls into the scope of security review, the combined company may not be able to successfully acquire such company either by equity or by asset acquisition, capital contribution or through any VIE Agreement. The combined company may grow its business in part by acquiring other companies operating in its industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approvals from MOFCOM, may delay or inhibit its ability to complete such transactions, which could affect its ability to maintain or expand its market share.

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

We cannot assure you that the ADSs will not be delisted from the NYSE American, which could negatively impact the price of the ADSs and our ability to access the capital markets.

We have officially applied for listing of the ADSs on the NYSE American under the symbol “AMBO” and have been initially cleared for listing, subject to submission of a formal listing application and supporting materials. We cannot give you any assurance that a broader or more active public trading market for the ADSs will develop on the NYSE American or be sustained, or that current trading levels in ADSs will be sustained. In addition, if we fail to meet the criteria set forth in SEC regulations, by law, various requirements would be imposed on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the ADSs, which may further affect the liquidity of the ADSs.

The listing standards of the NYSE American provide that a company, in order to qualify for continued listing, must maintain a minimum share price of $1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements. If we fail to comply with all listing standards applicable to issuers listed on NYSE American, the ADSs may be delisted. If the ADSs are delisted, it could reduce the price of the ADSs and the levels of liquidity available to our shareholders. In addition, the delisting of the ADSs could materially and adversely affect our access to the capital markets and any limitation on liquidity or reduction in the price of the ADSs could materially and adversely affect our ability to raise capital. Delisting from the NYSE American could also result in other negative consequences, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

The market price of our ordinary shares and the ADSs could be subject to volatility.

The market price of our ordinary shares and the ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	variations in our actual and perceived operating results;

•	announcements of new products or services by us or our competitors;

•	technological breakthroughs by us or our competitors;

•	news regarding gains or losses of customers or partners by us or our competitors;

•	news regarding gains or losses of key personnel by us or our competitors;

•	announcements of competitive developments, acquisitions or strategic alliances in our industry by us or our competitors;

•	changes in earnings estimates or buy/sell recommendations by financial analysts;

•	potential litigation;

•	general market conditions or other developments affecting us or our industry; and

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the ordinary shares and the ADSs.

We may not be able to pay any dividends on our Class A ordinary shares and, correspondingly, the ADSs.

Under China law, we may only pay dividends subject to our ability to service our debts as they become due and provided that our assets will exceed our liabilities after the dividend. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits.

We can give no assurance that we will declare dividends of any amounts, at any rate or at all in the future. Our historical dividend payments are not indicative of the amount or timing of the payment of dividends that may be payable in the future and should not be used as a reference or basis to determine the amount of such dividends. The declaration of future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant.

Insiders have substantial control over us, which could adversely affect the market price of our ADSs.

Under our Sixth Amended and Restated Memorandum and Articles of Association, our ordinary shares are divided into Class A Ordinary Shares and Class C Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class C Ordinary Shares are entitled to ten votes per share. Shareholdings of our executive officers and directors, and their respective affiliates, give them the power to control any actions that require shareholder approval under Cayman Islands law, our Sixth Amended and Restated Memorandum and Articles of Association, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our Sixth Amended and Restated Memorandum and Articles of Association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Our executive officers and directors and their respective affiliates have sufficient voting rights to determine the outcome of all matters requiring shareholder approval.

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

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. holders of our ADSs or ordinary shares.

We believe we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2017. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for the year ending December 31, 2018 or any future taxable year. A foreign (non-U.S.) corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Taxation – U.S. Federal Income Taxation – General”) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E—Taxation—United States federal income taxation—Passive foreign investment company.”

Anti-takeover provisions in our Sixth Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control.

Some provisions of our Sixth Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

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

Our corporate affairs are governed by our Sixth Amended and Restated Memorandum and Articles of Association, by the Companies Law (as amended) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the House of Lords and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. The Cayman Island courts are also unlikely to impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liabilities provisions of U.S. securities laws. See “Item 10.B—Additional Information—Memorandum and Articles of Association.”

It may be difficult for you to enforce any judgment obtained in the United States against our company, which may limit the remedies otherwise available to our shareholders.

Most of our current operations are conducted in China. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these directors and officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on this point, this is likely to include, in certain circumstances, a non-penal judgment of a United States court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws. The Grand Court of the Cayman Islands (“the Court”) may stay proceedings if concurrent proceedings are being brought elsewhere. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of our ADSs will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares. Under our Sixth Amended and Restated Memorandum and Articles of Association, the minimum notice period required for convening a shareholder meeting is ten days. When a shareholder meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

All of our PRC corporate entities, including Ambow Shengying, Ambow Chuangying, Tianjin Ambow Yuhua Software Information Co., Ltd. (“Ambow Yuhua”), our VIEs and their subsidiaries, maintain corporate records and filings with industry and commerce administration authorities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

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

It was reported that, since the first half of 2012, local industry and commerce administration authorities in a number of cities had started strictly implementing the above restrictions and had significantly curtailed public access to corporate records and filings. There have also been reports that only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publicly accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under, the various regional regulations. Individuals other than the parties specified in the various regional regulations may get access to the corporate records and filings including, but not limited to, financial reports, shareholder changes and assets transfers with the permission of the PRC subject companies with reference letters issued by the companies. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based U.S.-listed companies’ business operations in China may have a significant adverse effect on the overall investor confidence in such companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

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

In May 2005, our prior holding company, AMBOW EDUCATION CO., LTD., or AECL, which was formed in January 2005 as an exempted company incorporated with limited liability under the laws of the Cayman Islands, acquired 100% of the outstanding equity interests in Ambow Online from Ambow Corporation. In April 2010, AECL transferred the 100% outstanding equity interest in Ambow Online to Ambow Education Management.

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

Following the share exchange described above, we also established certain wholly-owned subsidiaries in Hong Kong, including Ambow Education Management and Ambow Education (Hong Kong) Limited. In furtherance of our business development in China, a number of PRC domestic companies were also incorporated in a number of cities. From January 2005 until now, we have conducted our education business in China primarily through contractual arrangements among our subsidiaries in China and our VIEs. In 2017, we have established IValley in Taiwan and use its subsidiaries in China to conduct the intellectualized operational services.

From 2008 to 2012, we made a total of 31 separate acquisitions through business combinations and one acquisition of long-term operating rights. On November 20, 2017, we acquired 100% of the outstanding shares of common stock of Bay State College Inc. (“Bay State College”). Bay State College is a Massachusetts corporation that owns and operates Bay State College, a higher education institution offering career-focused post-secondary education with Associates and Bachelor’s programs in Business, Information Technology, Healthcare, Criminal Justice and Fashion. Bay State College was founded in 1946, is accredited by the New England Association of Schools and Colleges, Commission on Institutions of Higher Education and eligible to participate in federal student aid programs under Title IV of the U.S. Higher Education Act. Bay State College’s academic programs are delivered at its main campus in Boston, Massachusetts, a branch campus in Taunton, Massachusetts and online. Please refer to Note 24 to the audited consolidated financial statements for details.

On August 31, 2017, we sold the 100% equity interest in Ambow Online to a third party, with nil consideration, and the third party assumed all assets and liabilities of Ambow Online as of August 31, 2017. In connection with the disposal, the company offset the payables to Ambow Online with Ambow Online’s net assets attributable to the company as of August 31, 2017. After offsetting, the payable balance due to Ambow Online by the company was RMB 171.1 million. Through further negotiation with the buyer, the payable balance due to Ambow Online by the company was reduced to RMB 137.5 million. The difference of RMB 33.6 million was recognized as disposal gain. Obligations in the aggregate amount of RMB 137.5 million will be paid by December 31, 2018. The deal was not a strategic shift of the business and this transaction would not have major impact on Ambow’s business, therefore this transaction was not qualified as discontinued operation.

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

As of the date hereof, our Board consists of six members: Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, Mr. John Porter, Mr. Ralph Parks and Dr. Yanhui Ma.

Recent Developments

As of April 9, 2018, the company had 34,237,126 Class A Ordinary Shares and 4,708,415 Class C Ordinary Shares issued and outstanding. There are 2,660,941 ADRs outstanding, representing 5,321,882 underlying ordinary shares.

On March 7, 2018, we mutually agreed with Sino Accord Investments Limited (“Sino Accord”) and Suzhou Zhixinliren Investment Co., Limited (“Suzhou Zhixinliren”) to extend the maturity date for repayment of certain loan payables in USD to Sino Accord and loans receivable from Suzhou Zhixinliren for an additional year. Accordingly, both loans are now due in April 2019 and still interest-free. See Note 9 and 15 to the audited consolidated financial statements.

Our principal executive offices are located at 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing 100043, People’s Republic of China. Our telephone number at this address is +86 (10) 6206-8000. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949-8066. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.	Business Overview

Our business addresses three critical demands in China’s education market: the desire for students to be admitted into top secondary and post-secondary schools, the desire for graduates of those schools to obtain more attractive jobs and the need for schools and corporate clients to optimizing their teaching and operating environment. We offer high quality, individualized services and products through our integrated online and offline delivery model powered by our proprietary technologies and infrastructure.

We have three business divisions, “Better Schools”, “Better Jobs” and “Others”, and four operating segments, which are K-12 schools, tutoring, career enhancement and others. Our K-12 schools and tutoring segments are within our Better Schools division and career enhancement segment is within our Better Jobs division. The segment of others represents the intellectualized operational services provided, and is classified under the Others division.

We currently deliver a wide range of educational and career enhancement services and products through integrated offline and online channels in an interactive learning environment, powered by our proprietary technology platform that has enabled us to provide individualized content and learning solutions tailored to each of our students’ needs, and to develop standards-based and individualized curricula with consistent high-quality across our schools, tutoring centers, career enhancement centers, training offices and campus.

As of December 31, 2017, we had a total of 39 learning centers and schools, including:

•	3 directly-operated K-12 schools
•	9 tutoring centers
•	18 training offices
•	8 career enhancement centers
•	1 career enhancement campus

The following map sets forth the service coverage and the geographic coverage of our K-12 schools and tutoring centers (included under Better Schools), and our career enhancement centers, career enhancement campus and training offices (included under Better Jobs) as of December 31, 2017:

Revenues from continuing operations from our Better Schools division accounted for 61.1%, 65.7% and 64.8% of our total net revenues from continuing operations in the fiscal years of 2015, 2016 and 2017, respectively. Revenues from our Better Jobs division accounted for 38.9%, 34.3% and 32.7% of our total net revenues from continuing operations in 2015, 2016 and 2017, respectively. Revenue from our Other division accounted for 2.5% of our total net revenue from continuing operations in 2017.We recorded revenue from continuing operations of RMB 395.7 million, RMB 412.0 million and RMB 443.9 million (US$ 68.2 million) in 2015, 2016 and 2017, respectively.

Our services and products

We offer a variety of educational and career enhancement services and products to students, recent graduates, corporate employees and management in China. Our educational services cover K-12 programs and tutoring services that provide test preparation and tutoring programs, which are offered in our tutoring centers as part of our primary educational services and product offerings to help students enroll in better schools. Our K-12 schools also help to support our tutoring programs by providing strong local brand names and reputations, local educational content expertise and potential student customers. In addition, we offer international education programs, which are designed to prepare students to study abroad while specifically addressing the study needs in terms of both language and academics. Our career enhancement services designed to assist students and graduates in obtaining better jobs are offered through our dedicated career enhancement centers and training offices on campus, as well as through our online programs. Our corporate training services that are designed to improve employees and management’s soft skills are typically offered in our training offices, the corporate clients’ offices or hotel conference centers. Furthermore, in order to support our educational and career enhancement services and products, we also provide a cloud-based learning engine to accommodate our students’ individual learning habits and enrich their learning experience.

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

We have three directly-operated K-12 schools located in the following locations: one in the Hunan province in central China; one in the Liaoning province in northeast China; and, one in the Jiangsu province in eastern China, all of which are accredited by the Chinese Ministry of Education. As of December 31, 2017, there were approximately 1,200 full-time teaching faculty and support staff supporting over 16,000 students.

Our K-12 schools provide full-subject national curricula, including mathematics, language, history, sciences and arts. Students are required to take our admission tests to enroll in our K-12 schools. To graduate from our K-12 schools, students must pass the exams required by the local MOE, upon which, they will earn a certificate recognized by the local public school system. Our international education programs provide curricula mandated by the PRC regulatory authorities and in addition, curricula with a focus on preparing students to study abroad. We intend to enhance our international education programs to capitalize on students’ growing demand to study abroad, while addressing the study needs of students in terms of both language and academics.

Our tutoring centers are designed to help students perform better in school and prepare for important tests, specifically high school and university entrance exams, namely ZhongKao and GaoKao in China. In addition to our classroom-based teaching services, we offer educational curriculum on our web-based applications to provide our students access to our tutoring services from anywhere at any time. Powered by our proprietary cloud-based “learning engine”, our web-based applications feature a variety of functions such as online video classes, practice questions, discussion forums and prior actual tests. Our educational software products include eBoPo (meaning “energy and impact” in Chinese), which offers full subjects, online practice tests and instructions for K-12 level students. Our web-based applications complement our in-person classes and offer individualized services and tailored content based on each student’s specific learning needs. Our tutoring centers offer the classroom instruction, small class and one-on-one tutoring.

Our strategy for our educational services is to establish a service network covering populated and economically-developed cities in China. We intend to continue to improve our educational quality and strengthen brands of our schools, which we leverage to support our Better Schools division.

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

Our Genesis Career Enhancement (“Genesis”) business provides outbound and in-house management trainings for corporate clients. These corporate training programs are jointly designed with our corporate partners to specifically tailor the training for their employees. We had provided training services to approximately 5,000 corporate clients. Genesis has 18 branches and 34 training centers across China and more than 200 professional trainers.

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

We currently operate one career enhancement campus, namely Kunshan Ambow Service Outsourcing Industrial Park, or Kunshan Park, which is located in the Yangtze River Delta. Students of partner universities will receive career-oriented training in Kunshan Park during their last year of study for the three-year polytechnic joint programs or four-year degree joint programs. Kunshan Park offers teaching facilities, laboratories, dormitories, grocery stores and other community infrastructure in order to accommodate students’ educational and recreational activities. These facilities are able to hold up to an aggregate of 5,000 people for training at the same time. In addition, Kunshan Park cooperates with CISCO Certified Network Associate (“CCNA”) certification system to provide convenient registration access and study materials for students of the joint programs. Built by the local government and with a layout of office park, the career enhancement campus focuses on providing training programs for information technology outsourcing and business process outsourcing.

On November 20, 2017, the company acquired Bay State College, a higher education institution offering career-focused post-secondary education with Associates and Bachelor’s programs in Business, Information Technology, Healthcare, Criminal Justice and Fashion. Bay State College was founded in 1946, is accredited by the New England Association of Schools and Colleges, Commission on Institutions of Higher Education and eligible to participate in federal student aid programs under Title IV of the U.S. Higher Education Act. Bay State College’s academic programs are delivered at its main campus in Boston, Massachusetts, a branch campus in Taunton, Massachusetts and online.

In early 2015, we signed a strategic agreement with Synopsys, Inc., the world’s largest integrated circuit design software provider, and formed an exclusive partnership to establish the Synopsys-Ambow School. In 2017, aligning with the Chinese government’s new initiative of transforming engineering education system, we further partnered with Synopsys to establish college-enterprise cooperation programs, which aims to cooperate with application-oriented universities and colleges to cultivate technical and skilled talents with high qualities, who will serve in the front line of production, infrastructure and management for advanced microelectronics industry. These programs combine our professional-grade IT professional education courses and career enhancement services with practical training, teacher training, career-oriented education and recruitment services to foster talent of China’s Integrated Circuit(IC) industry. We received 15 cooperation applications in 2017 and selected 8 programs through a strict professional review, which filed with the MOE and started operations. We intend to continue the partnership with Synopsys to provide a guideline for the development of China’s electronics industry while grooming talent in this field.

In May 2017, we jointly published China’s first integrated circuit industry whitepaper. Led by China’s National Software and Integrated Circuit Promotion Center (CSIP), the Whitepaper, 2016-2017 Professionals for China’s IC industry, is the first research report with comprehensive study and analysis on the supply and demand of professionals in China’s IC industry. Ambow participated in the research and composition of this highly recognized report in the industry and will engage in the follow-up research to jointly publish annual update version of the Whitepaper.

Others

Ambow initiated a new business to provide intellectualized operational services to corporate clients, colleges and universities. Our intellectualized operational services integrate electronic equipment and devices with software applications, data analytics and wireless technology to transform operational networks enhancing efficiency, lower costs and improving experiences. The services consist of advisory services such as design and architecture, implementation services such as hardware deployment and application development, as well as optimization services. The services aim to leverage smart technologies to enhance the management experience for facilities, lighting, security, and staff. We developed mobile applications for users to punch time clocks, open and close lockers, turn on and off office gates, lights, air conditioners, set up remote visual conferences and manage other office administrative services through the applications.

Intelligent technology is changing education as students are no longer restricted by the traditional learning environment. Intelligent campuses and classes are becoming the trend leading to efficiency improvement, cost savings and enhanced experiences for students and staff. We will proactively introduce our intellectualized operational services to more universities and colleges to provide students access to educational resources regardless of the location or device, increasing the potential for learning and teaching through cooperation with peers and experts worldwide and optimizing facilities to create a sustainable campus.

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

In 2016, we established an integrated service center to support the operation team by sharing resources across finance, human resources and IT departments. We also built up an Enterprise Resource Planning (ERP) system to standardize operating procedures. The establishment of the service center and the on-going integration of our Company-wide ERP system and continued enhancements to our Standard Operating Procedure and transparent Vendor Evaluation System will provide an efficient platform to maximize internal resources, lower costs and integrate Standard Operating Procedures, while unifying the Ambow brand and corporate culture. In 2017, we expanded the integrated service center across the Group wide. In addition, we have integrated Internet of Things (IoTs) technology into our facility modernization and development programs. This supports our intelligent classroom concept, boosts resource utilization efficiency and promotes greener energy usage.

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

By December 31, 2015, a legal team was sent to resolve the issues with the ex-owners. The company regained control over the deconsolidated subsidiaries, including Tianjin Tutoring, Guangzhou DP Tutoring, Guangzhou ZS Career Enhancement and Jilin Tutoring, in the second half of 2015. As a result, the financials of these entities have been reconsolidated into financial statements.

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

We believe that our primary competitive advantages are our well-known “Ambow” brand in K-12 education and career enhancement services in China. Our core proprietary technology, “Learning Engine” is unique to the industry. Having received a patent for our innovative Adaptive Computer-Assisted Learning System and Method platform from the United States Patent and Trademark Office, we are the first China-based education company to receive a U.S. patent in the field of adaptive learning methods. We are also recognized by our ability to deliver standards-based, individualized curriculum with consistently high quality across our schools, tutoring centers, training offices, career enhancement centers and campus. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in customer demands, market needs or new technologies. In addition, we face competition from many different organizations that focus on some of our targeted markets, which may be more responsive to changes in student preferences in these markets.

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

Regulations on private education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education and The Implementing Rules for the Law for Promoting Private Education and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

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

The Law for Promoting Private Education and the Implementing Rules for the Law for Promoting Private Education

The Law for Promoting Private Education (“the Amendment”) became effective on September 1, 2003 and was revised on November 7, 2016, effective on September 1, 2017 and the Implementing Rules for the Law for Promoting Private Education became effective on April 1, 2004. Under this law and these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Private School Operation License by local or provincial-level counterparts of the MOE for operating a private school, and shall be registered with the local or provincial-level counterparts of the MCA as a privately run non-enterprise institution and be issued a Private Non-enterprise Organization Registration Certificate. The durations of our Private School Operation Licenses vary from one year to eight years and the durations of our Private Non-enterprise Organization Registration Certificates vary from one year to five years, depending on the location of our private schools with permission for renewal upon expiration.

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

As of December 31, 2017, we had, across our four reportable segments, a total of 32 schools that are registered as private schools as opposed to companies, of which four schools are registered as schools not requiring reasonable returns, while all other schools are registered as schools requiring reasonable returns.

A.	K-12 schools

According to the Amendment, the term “reasonable return” is no longer used and sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. School sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. We have three K-12 schools, consisting of kindergarten, primary schools, middle schools and high schools education. Currently all of the three schools are requiring reasonable returns.

i.	Primary and middle schools’ education is considered compulsory education, which will be transitioned to be operated as non-profit schools to comply with the Amendment.

ii.	The kindergarten and high schools are not compulsory education and we will elect for those schools to be for-profit schools.

The detailed implementation methods for transitioning of K-12 schools to non-profit schools have not been issued by local government authorities. We are communicating with local authorities regarding the impact on the operation and registration of the schools. Since we can still maintain control over the daily operation of the schools and have the right to appoint key management, we believe there will not be any significant impact on the operation of these schools before any official reply is issued by local authorities. Although turning into non-profit schools will prohibit the distribution of retained earnings as dividends from these schools, we can still control and allocate the financial resources of the schools in its daily operation. Therefore we believe there will be no significant financial impact to us as of the date of this report.

B.	Tutoring and career enhancement centers

Our tutoring and career enhancement centers including training offices are not compulsory education, the Company intends to elect those currently requiring reasonable returns to be for-profit for the schools; and to elect those currently not requiring reasonable returns to be non-profit.

Generally, if a private school chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If a private school chooses to register as a for-profit school, it shall conduct a financial liquidation process, have the property rights of its assets such as land, school buildings authenticated by relevant government authorities, they shall pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as a for-profit school and continue operation. Specific provisions related to this process have not yet been introduced by the people’s governments at the provincial level. The Company does not expect its operations to be impacted materially if all the registration requirements are met and the procedures are fully performed.

Foreign investment in education service industry

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the NDRC, and the MOFCOM on March 10, 2015 and became effective on April 10, 2015, foreign investment is encouraged to participate in vocational training services beyond educational services. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December 31, 2017, we had a total of 39 centers and schools, comprised of 9 tutoring centers, 3 K-12 schools, 8 career enhancement centers, 18 training offices and 1 career enhancement campus. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. The majority of our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools and career enhancement centers.

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

According to the Administrative License Law promulgated by the Standing Committee of NPC, on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the NPC and regulations and decisions promulgated by the State Council may establish administrative license requirements. On February 3, 2016, the State Council promulgated the Decision of the State Council on Cancelling the Second Group of 152 Administrative Approval Items Designated by the Central Government for Implementation by Local Governments, which has cancelled the approvals of the education administrative department for online education schools and the educational websites.

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

Software copyright registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (whether a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant shall be granted a registration certificate by the China Copyright Protection Center. As of December 31, 2017, we have been issued 71 registration certificates for computer software copyrights, of which we use 36 of such registration certificates to operate our business.

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

Regulation of domain names and website names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2017, we have registered 19 domain names with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the SAIC or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn”. In February 2006, China Internet Network Information Center (“CNNIC”), issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of December 31, 2017, we have registered 6 website names which are used in connection with our education business with Beijing Municipal Bureau of Industry and Commerce.

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

Trademark . The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. “Ambow”, “”, “”, “”, “”, “”, “”, “”, “”, “” , “” , “” ,“”, “”, “”, “”, “”, “” , “” , “” , “” , “” , “” , “” and “” are our registered trademarks with the Trademark Office of the SAIC in China.

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

Regulation of foreign exchange in certain onshore and offshore transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, which became effective as of November 1, 2005. In July 2014, SAFE issued a new notice to replace Circular 75, Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles. According to SAFE Circular 75 and Circular 37, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore company or (ii) the completion of any overseas fund-raising by such offshore company. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests.

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

As a Cayman Islands exempted company, we are considered a foreign entity in China. If we purchase the assets or equity interests of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in SAFE Circular 37. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

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

Regulation of overseas listings

On August 8, 2006, six PRC regulatory agencies, including CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended by the MOFCOM on June 22, 2009. This regulation, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

We believe that CSRC’s approval was not applicable to us in connection with our IPO and listing on a national securities exchange because we established our PRC subsidiaries by means of direct investment rather than merger or acquisition of PRC domestic companies.

SAFE regulations on employee share options

On March 28, 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Holding Plan or Share Option Plan of Overseas Listed Company, or the Share Option Rule. On February 15, 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or the No. 7 Notice, which supersedes the Share Option Rule in its entirety and immediately became effective upon circulation. According to the No. 7 Notice, domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are Chinese citizens (including citizens of Hong Kong, Macao and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like exercise of options, purchasing and sale of related stocks or equity, and funds transfer. Where a domestic agency needs to remit funds out of China as required for individuals’ participation in an equity incentive plan, the domestic agency shall apply with the local office of the SAFE for a foreign exchange payment quota on a yearly basis. A domestic agency shall open a domestic special foreign exchange account in the bank. After repatriation of foreign currency income earned by individuals from participation in an equity incentive plan, the domestic agency shall request the bank to transfer the funds from its special foreign currency account to respective personal foreign currency deposit accounts. In the case of any significant change to the equity incentive plan of a company listed abroad (such as amendment to any major terms of the original plan, addition of a new plan, or other changes to the original plan due to merger, acquisition or reorganization of the overseas listed company or the domestic company or other major events), the domestic agency or the overseas trustee shall, within three months of the occurrence of such changes, go through procedures for change of foreign exchange registration with the local office of the SAFE. The SAFE and its branches shall supervise, administer and inspect foreign exchange operations related to individuals’ participation in equity incentive plans of companies listed abroad, and may take regulatory measures and impose administrative sanctions on individuals, domestic companies, domestic agencies and banks violating the provisions of this Notice.

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

The diagrams below illustrate our corporate structure with respect to each of our significant subsidiaries and VIEs and the place of incorporation of each named entity as of December 31, 2017.

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

(2) The portion of after-tax profits available for distribution. The proportion of after-tax profits that can be distributed by a company to its shareholders is different from that can be distributed by a schools whose sponsors require reasonable returns to its sponsors. Under the PRC Company Law, a company is required to allocate 10% of its after-tax profits to statutory reserve funds before making dividends to its shareholders while, under the Law for Promoting Private Education, a schools whose sponsors require reasonable returns is required to allocate no less than 25% of its annual net profit to its development fund and make allocation for mandatory expenses as required by applicable laws and regulations. Pursuant to an amendment to The Law for Promoting Private Education on November 7, 2016, which will go into effect on September 1, 2017, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations.

Notes:

(1)          Registered shareholders of Ambow Shida are Xuejun Xie, one of our officers, and Jianguo Xue, one of our officers, who own 90% and 10% of Ambow Shida, respectively.

(2)          Registered shareholders of Ambow Sihua are Xuejun Xie and Gang Huang, one of our employees, who own 57.38% and 42.62% of Ambow Sihua, respectively.

(3)          Registered shareholders of Ambow Shanghai are Xuejun Xie and Gang Huang, who own 64% and 36% of Ambow Shanghai, respectively.

(4)          Registered Shareholders of Ambow Zhixin are Xuejun Xie and Gang Huang, one of our employees, who own 60% and 40% of Ambow Zhixin, respectively.

(5)          Registered Shareholders of Ambow Rongye are Xuejun Xie and Gang Huang, one of our employees, who own 60% and 40% of Ambow Rongye, respectively.

(6)          Registered Shareholders of IValley are Chiao-ling Hsu, one of our officers, and Shu Hui Cai, one of our employees, who own 60% and 40% of IValley, respectively.

(7)          Certain non-performing entities’ legal status included in the table above are to be cancelled which do not have significant business.

Table 1: Entities owned by Shanghai Ambow Education Information Consulting Co., Ltd. (33)

Table 2: Entities owned by Ambow Sihua Education and Technology Co., Ltd. (16)

49

Table 3: Entities owned by Ambow Rongye Education and Technology Co., Ltd. (6)

Ambow Zhixin Education and Technology Co., Ltd. (7)

Table 4: Entities owned by Beijing Ambow Shida Education Technology Co., Ltd. (8)

Ambow Shengying, Ambow Chuangying, IValley Beijing and the acquired schools and learning centers are the principal operating entities for our business operations within China. Their functional currency is RMB. Ambow and Ambow BSC Inc., our investment holding companies, as well as Bay State College, are the principal operating entity for operations relating to non-Chinese partners. Their functional currency is US$. IValley is our investment holding company in Taiwan and its functional currency is TWD.

Ambow Shengying, Ambow Chuangying and Ambow Education Management have entered into a series of contractual arrangements with each of the above domestic PRC companies or Taiwan company that enable us to:

•	Exercise effective control over our VIEs and their respective subsidiaries by having such VIEs’ shareholders pledge their respective equity interests in these VIEs to Ambow Chuangying, Ambow Shengying and Ambow Education Management and, through powers of attorney, entrust all the rights to exercise their voting power over these VIEs to Ambow Chuangying, Ambow Shengying and Ambow Education Management. There is no limitation on Ambow Chuangying, and Ambow Shengying’s rights to exercise the voting power over the VIEs or to obtain and dispose of the pledged equity interests in the VIEs holding the tutoring centers and career enhancement centers by exercise of its call option or share pledge. Ambow Chuangying and Ambow Shengying’s rights to obtain and dispose of the pledged equity interests in the VIEs holding the K-12 schools by exercise of its call option or share pledge are subject to Ambow Chuangying and Ambow Shengying’s designating other PRC persons or entities to acquire the pledged equity interests in order not to violate PRC laws that prohibit or restrict foreign ownership in K-12 schools;

•	Receive economic benefits from the pre-tax profits of our VIEs and their respective subsidiaries in consideration for technical support, marketing and management consulting services provided by Ambow Chuangying, Ambow Shengying and Ambow Education Management to our VIEs and their respective subsidiaries. Such economic benefits earned by Ambow Chuangying, Ambow Shengying and Ambow Education Management were insignificant for the reporting period (which have been eliminated upon consolidation) in consideration of the services provided to our VIEs’ subsidiaries; and

•	Have an exclusive option to purchase all or part of the equity interests in our VIEs and all or part of the equity interest in its subsidiaries, as well as all or part of the assets of our VIEs, in each case when and to the extent permitted by applicable PRC or Taiwan law.

Accordingly, we treat these domestic PRC companies as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. Majority of these domestic PRC companies and their subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China.

Each of Ambow Shanghai, Ambow Sihua, Ambow Rongye and Ambow Zhixin has executed a series of control agreements with Ambow Shengying. Ambow Shida has executed a series of control agreements with Ambow Chuangying. They are described in more detail below through which agreements Ambow Shengying and Ambow Chuangying exercise effective contractual control over Ambow Shida, Ambow Shanghai, Ambow Sihua, Ambow Rongye and Ambow Zhixin. IValley has executed a series of control agreements with Ambow Education Management.

Ambow Shida, Ambow Sihua, Ambow Shanghai, Ambow Rongye and Ambow Zhixin each is a controlling entity operating one of our business lines, including tutoring centers, K-12 schools, career enhancement service centers and campus and each owns certain interest in a number of schools and entities. Below is the detailed description of their interests as of December 31, 2017:

1.	Tutoring Centers

(1)	Ambow Sihua owns the 100% equity interest in (a) Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in (b) Tianjin Tutoring and (c) Tianjin Ambow Huaying School. The three entities of (a), (b) and (c) are together known as “Tianjin Tutoring”, which has been deconsolidated in 2013 due to loss of control. By December 31, 2015, the company regained control of Tianjin Tutoring and reconsolidated the entities in its consolidated financial statements;

(2)	Ambow Sihua owns the 100% equity interest in Jilin Clever Technology Consulting Co., Ltd., which owns the 100% equity interest in Jilin Tutoring, which has been deconsolidated in 2014 due to loss of control. By December 31, 2015, the company regained control of Jilin Tutoring and reconsolidated the entity in its consolidated financial statements;

(3)	Ambow Sihua owns the 100% equity interest in Zhenjiang Ambow Education Training Center, which operates one tutoring center currently and is in the process of having its legal status cancelled;

(4)	Ambow Sihua owns the 100% equity interest in Zhengzhou Tutoring, which operates one tutoring center;

(5)	Ambow Sihua owns the 100% equity interest in Changsha Tutoring, which operates four tutoring centers;

(6)	Ambow Sihua owns the 100% equity interest in Guangzhou DP Tutoring, which has been deconsolidated in 2013 due to loss of control. By December 31, 2015, the company regained control of Guangzhou DP Tutoring and reconsolidated the entity in its consolidated financial statements;

(7)	Ambow Rongye and Ambow Zhixin own the 100% equity interest in Beijing Xin Gan Xian Tutoring, which operates one tutoring centers;

(8)	Ambow Sihua owns the 100% equity interest in Lanzhou Anning Ambow English Training School, which operates one tutoring center; and

(9)	Ambow Sihua owns the 100% equity interest in Lanzhou Chengguan Ambow English Training School, which operates one tutoring center.

2.	Career Enhancement Centers and Campus

(1)	Ambow Shanghai owns the 100% equity interest in Kunshan Ambow Education Technology Co., Ltd, which owns the 60% equity interest in Shanghai Huanyu Liren Education Training Co., Ltd, which operates 3 career enhancement service centers;

(2)	Ambow Shanghai owns the 100% equity interest in Kunshan Ambow Education Technology Co., Ltd., or Ambow Kunshan, which operates one career enhancement campus and one career enhancement service center;

(3)	Ambow Shanghai owns the 100% equity interest in Jinan WR Career Enhancement, which operates two career enhancement service centers;

(4)	Ambow Shanghai owns the 100% equity interest in Hebei YL Career Enhancement, which operates one career enhancement service center and is in the process of having its legal status cancelled;

(5)	Ambow Shanghai owns the 100% equity interest in Chongqing XT Career Enhancement, which operates one career enhancement service center;

(6)	Ambow Shanghai owns the 100% equity interest in Guangzhou ZS Career Enhancement, which has been deconsolidated in 2013 due to loss of control. By December 31, 2015, the company regained control of Guangzhou ZS Career Enhancement and reconsolidated the entity in its consolidated financial statements;

In addition, Ambow Shanghai also owns 100% equity interest in Genesis Career Enhancement (Shanghai Renzhongren), a group of three companies which provide outbound and in-house management trainings tailored for employees and management teams through their 18 subsidiaries.

3.	Schools

(1)	K-12 Schools

•	Ambow Shida owns the 100% equity interest in Zhenjiang Ambow International School, which is in the process of having its legal status cancelled;

•	Ambow Shida owns the 100% equity interest in Shuyang K-12 School;

•	Ambow Shida owns a 70% equity interest and Changsha Yaxing Property Development Company Limited, an entity unrelated to us, owns a 30% equity interest in Changsha K-12 Experimental School and Changsha Kindergarten (Ambow Shida will receive the remaining 30% equity interest in 2029 and Ambow Shida may either rent or purchase, at the then current fair market value, from Changsha Yaxing Property Development Company Limited, which owns the real properties at Changsha K-12 Experimental School and Changsha Kindergarten, such real properties for the continuing use of these properties by the two schools. Ambow Shida’s receipt of the remaining equity interest in 2029 is not conditional upon the rent or purchase of the schools’ real properties). The land and premises are leased to Changsha K-12 Experimental School and Changsha Kindergarten for 20 years, from October 1, 2009 to September 30, 2029, and free of charge for the first six years, i.e, from October 1, 2009 to September 30, 2015; and

•	Ambow Shida owns a 90% equity interest and Shenyang Hanwen Classic Books Publishing Co., Ltd., an entity unrelated to us, owns a 10% equity interest in Shenyang K-12 school.

In addition to the operational entities described above, we have also formed an RMB fund, Wenjian Gongying, which is owned by us, our Hong Kong subsidiary, Ambow Education (Hong Kong) Ltd., and Ambow Shengying.

Agreements that provide effective control over our VIEs and their respective subsidiaries

Agreements that provide effective control over Ambow Shida and its subsidiaries

We have entered into a series of agreements with Ambow Shida and its shareholders. These agreements provide us substantial ability to control Ambow Shida and its shareholders, and we have obtained an option to purchase all of the equity interests of Ambow Shida. We have no agreements that pledge the assets of our VIEs for the benefit of Ambow Online or Ambow Chuangying. These agreements include:

Share Pledge Agreement . Ambow Online, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, entered into a share pledge agreement on January 31, 2005. AECL, Ambow Online, Xuejun Xie and Jianguo Xue entered into a supplementary agreement on January 4, 2009, pursuant to which each of Xuejun Xie and Jianguo Xue pledged all of her or his equity interest in Ambow Shida to Ambow Online to secure the performance of Ambow Shida under an exclusive cooperation agreement, dated January 31, 2005, between Ambow Online and Ambow Shida. The share pledge was registered with the local SAIC and then was cancelled. AECL, Ambow Online, Xuejun Xie and Jianguo Xue terminated the abovementioned share pledge agreement and the supplementary agreement by entering into a termination agreement on June 29, 2017. Ambow Chuangying, Xuejun Xie and Jianguo Xue entered into a new share pledge agreement on June 29, 2017, pursuant to which each of Xuejun Xie and Jianguo Xue pledged all of her or his equity interest in Ambow Shida to Ambow Chuangying to secure the performance of Ambow Shida under the technology service agreement dated June 29, 2017 between Ambow Shida and Ambow Chuangying as described below. If Ambow Shida and its subsidiaries fail to fulfill their obligations under the technology service agreement, or Ambow Shida and its subsidiaries breach their duties or obligations hereunder, Ambow Chuangying shall have the right to exercise the pledge in any manner at any time to the extent permitted by applicable laws during the term of pledge. Each of Xuejun Xie and Jianguo Xue also agreed not to transfer, dispose of or otherwise directly or indirectly create any encumbrance over her or his equity interest in Ambow Shida, or take any actions that may reduce the value of her or his equity interest in Ambow Shida without the prior written consent of Ambow Chuangying. The pledge shall be terminated automatically upon termination of the technology service agreement and full discharge of the secured debt. Without Ambow Chuangying’s prior consent, the pledgors shall not be entitled to grant or assign their rights and obligations under the agreement. Ambow Chuangying may assign at any time all or any of its rights and obligations hereunder and other agreements contemplated hereby to any person (either a natural person or a legal person) it designates. In such case, the assignee shall assume Ambow Chuangying’s rights and obligations under this agreement. This agreement shall be binding upon the parties and their respective successors and permitted assigns. The parties shall negotiate in good faith to resolve any disputes arising out of or in connection with this agreement. If the parties cannot reach an agreement on the resolution of such disputes within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall submit such disputes to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Beijing, and the language used in arbitration shall be Chinese. The award of the arbitration shall be final and binding upon the parties.

Call Option Agreement . Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, entered into a call option agreement on January 31, 2005, which was amended by the termination agreement dated April 26, 2007 and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue. AECL, Ambow Online, Xuejun Xie and Jianguo Xue terminated the abovementioned call option agreement and supplementary agreement by entering into a termination agreement on June 29, 2017. Ambow Chuangying, Xuejun Xie and Jianguo Xue entered into a new call option agreement on June 29, 2017, pursuant to which Ambow Chuangying or its designee has an option to purchase from each of Xuejun Xie and Jianguo Xue, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Shida at any time during the term of the agreement. Ambow Chuangying or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Xuejun Xie and Jianguo Xue agreed not to dispose of the equity interest or exercise any related rights in any form without Ambow Chuangying or its designee’s written consent. Xuejun Xie and Jianguo Xue agreed that before Ambow Chuangying or its designee exercises the option to obtain all the equity interest and assets, Xuejun Xie and Jianguo Xue (i) shall not create or allow any option, call option, pledge, or other equity interest or security interest on equity in Ambow Shida without Ambow Chuangying’s written consent, (ii) shall irrevocably waive the preemptive right to purchase the equity in Ambow Shida to which it is entitled under the Chinese laws and the bylaws of Ambow Shida , (iii) shall not transfer the equity in Ambow Shida to any third party without Ambow Chuangying’s written consent, (iv) shall neither supplement, alter or modify the Articles of Association of Ambow Shida in any form, nor increase or decrease its registered capital, or otherwise change the structure of its registered capital without Ambow Chuangying’s written consent, (v) during the term of this agreement, have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Chuangying or cause any reduction in value of the equity in Ambow Shida , (vi) without Ambow Chuangying’s written consent, shall not incur, assume, guarantee or allow the existence of any debt other than the debt that (a) arises in the normal or routine course of business rather than out of borrowing, and (b) has been disclosed to and approved in writing by Ambow Chuangying. Ambow Shida has the right to operate all business activities within the approved business scope which it is operating or it expects to operate in the future. To the fullest extent permitted by the Chinese laws, the transfer price of the equity in Ambow Shida (or any part thereof) shall be equal to each of Xuejun Xie and Jianguo Xue’s initial contribution to the registered capital of Ambow Shida in exchange for such Equity in Ambow Shida (or any part thereof). Should we decide to exercise such option, we or our designee would affect such purchase through the cancellation of loans owed to us by Xuejun Xie and/or Jianguo Xue unless the then applicable laws require the purchase price to be determined by a valuation or otherwise provided, in which case the transfer price shall be the minimum amount provided by applicable law and we will effect such purchase through, to the extent necessary, a combination of cash and cancellation of loans owed to us by each of Xuejun Xie and Jianguo Xue. This call option is not subject to any time limit and has been effective upon execution by the parties. This agreement shall not terminate until the termination of the loan agreement. Ambow Chuangying shall have the right to early terminate this agreement. If any dispute arises out of the interpretation or performance of this agreement, the parties shall negotiate in good faith to resolve such dispute; if such dispute cannot be resolved within thirty days of the beginning of such negotiations, either party may submit such dispute to CIETAC in Beijing for arbitration in accordance with its then effective arbitration rules.

Powers of Attorney Pursuant to the powers of attorney, each dated April 26, 2007, each of Xuejun Xie and Jianguo Xue irrevocably entrusted all the rights to exercise her or his voting power of Ambow Shida to Ambow Online. Xuejun Xie and Jianguo Xue terminated the powers of attorney and entered into new powers of attorney on June 19, 2017, pursuant to which each of Xuejun Xie and Jianguo Xue irrevocably entrusted all the rights to exercise her or his voting power of Ambow Shida to Ambow Chuangying for an indefinite period of time, including without limitation, proposing to convene a shareholders’ meeting, attending a shareholders’ meeting and exercising the voting rights at a shareholders’ meeting.

Loan Agreements AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, respectively, entered into loan agreements on January 31, 2005, which were amended by amendment agreements, dated April 26, 2007, among Ambow Online, AECL and Xuejun Xie and Jianguo Xue, respectively, and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue or renewed by a loan agreement between Ambow Online and Jianguo Xue dated February 1, 2008. AECL, Ambow Online, Xuejun Xie and Jianguo Xue terminated the abovementioned loan agreements by entering into a termination agreement on June 29, 2017. Ambow Chuangying, Xuejun Xie and Jianguo Xue entered into a new loan agreement on June 29, 2017, pursuant to which Ambow Chuangying loaned RMB 2.7 million and RMB 0.3 million to Xuejun Xie and Jianguo Xue, respectively. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shida held by Xuejun Xie and Jianguo Xue, as applicable, to Ambow Chuangying or its designee. This loan agreement shall remain in effect until the loans thereunder are fully repaid. To the extent permitted by the relevant PRC laws, Ambow Chuangying shall determine at its sole discretion the timing and method of the repayment of the loans thereunder and notify the borrowers in writing of such arrangements seven days in advance. The borrowers shall not repay the loans to Ambow Chuangying early unless Ambow Chuangying notifies the borrowers in writing that the loan thereunder has expired or as otherwise provided therein. Any disputes arising in connection with the interpretation or execution of this agreement shall be resolved by the parties through friendly consultations; if such disputes cannot be resolved within thirty days of the beginning of the consultations, either party may submit such disputes to CIETAC in Beijing for arbitration in accordance with its then effective arbitration rules.

Agreements that provide effective control over Ambow Shanghai and its subsidiaries

We have entered into a series of agreements with Ambow Shanghai and its shareholders. These agreements provide us substantial ability to control Ambow Shanghai and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Ambow Shanghai. These agreements include:

Share Pledge Agreement . Ambow Online, Xuejun Xie and Xiaogang Feng, each a shareholder of Ambow Shanghai, entered into a share pledge agreement on October 31, 2009 and a supplementary agreement on January 4, 2010. The share pledge was registered with the local SAIC and then was cancelled. Whereas Wenjian Fund and Xiaogang Feng transferred their shares to Gang Huang in June 2017. Ambow Online, Xuejun Xie and Xiaogang Feng terminated the abovementioned share pledge agreement and the supplementary agreement by entering into a termination agreement on June 29, 2017. Ambow Shengying, Xuejun Xie and Gang Huang entered into a share pledge agreement on June 29, 2017 to secure the performance of Ambow Shanghai or its subsidiaries’ obligations under a new technology service agreement dated June 29, 2017 between Ambow Shanghai and Ambow Shengying. If Ambow Shanghai and its subsidiaries fail to fulfill their obligations under the technology service agreement, or Ambow Shanghai and its subsidiaries breach their duties or obligations hereunder, Ambow Shengying shall have the right to exercise the pledge in any manner at any time to the extent permitted by applicable laws during the term of pledge. Ambow Shengying may dispose of the pledged equity in accordance with the provisions of the Security Law of the People’s Republic of China and relevant laws and regulations, and shall have the right to be indemnified for the secured debt and any other relevant expenses out of the proceeds from the disposal of the pledged equity. Without Ambow Shengying’s prior written consent, pledgors shall not (i) make a proposal to amend the articles of association of Ambow Shanghai or cause the making of such proposal, or increase or reduce Ambow Shanghai’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreement, (iii)perform any act that may prejudice any rights of Ambow Shengying under the share pledge agreement, or any act that may materially affect the assets, business and/or operations of Ambow Shanghai, (iv) distribute dividends to the shareholders in any form (however, upon Ambow Shengying’s request, pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements have been in effect since the date when the authorized representatives of the parties duly execute this agreement and shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. The share pledge agreements may be unilaterally terminated by Ambow Shengying. Neither of pledgors is entitled to unilaterally terminate the share pledge agreements. Without Ambow Shengying’s prior written consent, pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. Ambow Shengying shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without pledgor’s prior consent. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties.

Call Option Agreement . Ambow Online, Xuejun Xie and Xiaogang Feng entered into a call option agreement on October 31, 2009 and a supplementary agreement on January 4, 2010. Gang Huang, as the new shareholder, and Xuejun Xie entered into a new call option agreement with Ambow Shengying on June 29, 2017, which irrevocably granted Ambow Shengying or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of their equity interest in Ambow Shanghai. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Shanghai and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Shengying, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Shengying. Ambow Shengying or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Shengying’s written consent, each of Xuejun Xie and Gang Huang shall not (i) transfer the equity interest in Ambow Shanghai to any third party, (ii) supplement, alter or modify the articles of association of Ambow Shanghai in any form, or increase or decrease Ambow Shanghai’s registered capital, or otherwise change the structure of its registered capital, or (iii) incur, assume, guarantee or allow the existence of any debt other than the debt that (x) arises in the normal or routine course of business rather than out of borrowing or (y) has been disclosed to and approved in writing by Ambow Shengying. This agreement shall remain effective until the termination of the loan agreement. Ambow Shengying has the right to early terminate this agreement upon twenty days’ prior notice, but neither Xuejun Xie nor Gang Huang may early terminate the agreement without Ambow Shengying’s written consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney . Each of Xuejun Xie and Xiaogang Feng entered into a powers of attorney on October 31, 2009. Each of Gang Huang, as the new shareholder, and Xuejun Xie entered into a new powers of attorney on June 29, 2017, to irrevocably entrust all the rights to exercise his voting power to Ambow Shengying, including without limitation, the power to sell, transfer or pledge, in whole or in part, such shareholder’s equity interests in Ambow Shanghai and to nominate and appoint the legal representative, directors, supervisors, general managers and other senior management of Ambow Shanghai during the term of the share pledge. The powers of attorney have been in effect since the date of execution. Unless terminated as agreed by the shareholders of Ambow Shanghai and Ambow Shengying, the powers of attorney shall be irrevocable and remain effective during the term of pledge.

Loan Agreement . Pursuant to the loan agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, Ambow Online loaned RMB 0.8 million to Xuejun Xie and RMB 0.2 million to Xiaogang Feng to fund the registered capital requirements of Ambow Shanghai. Ambow Online, Xuejun Xie and Xiaogang Feng terminated the abovementioned loan agreement by entering into a termination agreement on June 29, 2017. Ambow Shengying, Xuejun Xie and Gang Huang entered into a new loan agreement on June 29, 2017, where Ambow Shengying loaned RMB 0.8 million to Xuejun Xie and RMB 0.45 million to Gang Huang. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shanghai held by each of Xuejun Xie and Gang Huang, as applicable, to Ambow Shengying or its designee. To the extent permitted by the relevant PRC laws, Ambow Shengying shall determine at its sole discretion the timing and method of the repayment of the loans under the loan agreement and notify the borrowers in writing of such arrangements seven days in advance. The borrowers shall not repay the loans to Ambow Shengying early unless Ambow Shengying notifies the borrowers in writing that the loans have expired or as otherwise provided under the loan agreement. The borrowers shall not assign their rights and obligations under the loan agreement to any third party without Ambow Shengying’s prior written consent. The loan agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under the agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Chinese in Beijing. The award of the arbitration shall be final and binding on both parties.

Agreements that provide effective control over Ambow Sihua and its subsidiaries

We have entered into a series of agreements with Ambow Sihua and its shareholders. These agreements provide us substantial ability to control Ambow Sihua and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Ambow Sihua. These agreements include:

Share Pledge Agreements . Ambow Online and Xuejun Xie, a shareholder of Ambow Sihua, entered into a share pledge agreement on October 31, 2009, which was amended by a supplementary agreement dated March 4, 2010 between Ambow Online and Xiaogang Feng, a shareholder of Ambow Sihua. The share pledge was registered with the local SAIC and then was cancelled. Ambow Online, Xuejun Xie and Xiaogang Feng terminated the abovementioned share pledge agreement and the supplementary agreement by entering into a termination agreement on June 29, 2017. Whereas Xiaogang Feng transferred his shares to Gang Huang in June 2017, Ambow Shengying, Xuejun Xie and Gang Huang entered into a new share pledge agreement on June 29, 2017, pursuant to which each of Xuejun Xie and Gang Huang pledged all of her or his equity interest in Ambow Sihua to Ambow Shengying to secure the performance of Ambow Sihua under the technology service agreement dated June 29, 2017 between Ambow Sihua and Ambow Shengying as described below. If Ambow Sihua and its subsidiaries fail to fulfill their obligations under the technology service agreement, or Ambow Sihua and its subsidiaries breach their duties or obligations hereunder, Ambow Shengying shall have the right to exercise the pledge in any manner at any time to the extent permitted by applicable laws during the term of pledge. Without Ambow Shengying’s prior written consent, each of Xuejun Xie and Gang Huang shall not (i) make a proposal to amend the articles of association of Ambow Sihua or cause the making of such proposal, or increase or reduce Ambow Sihua’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iii) perform any act that may prejudice any rights of Ambow Shengying under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of Ambow Sihua, (iv) distribute dividends to the shareholders in any form (however, upon Ambow Shengying’s request, pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. The share pledge agreements may be unilaterally terminated by Ambow Shengying. Neither of Xuejun Xie and Gang Huang is entitled to unilaterally terminate the share pledge agreements. Without Ambow Shengying’s prior written consent, pledgors shall not transfer any of their rights or obligations under the share pledge agreements to any other party. Ambow Shengying shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreements and any of its rights or obligations under other agreements contemplated by the share pledge agreements without pledgor’s prior consent. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to the CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties.

Call Option Agreements Pursuant to the call option agreement, dated October 31, 2009 and further amended by a supplementary agreement dated March 4, 2010, between Ambow Online and Xuejun Xie, a shareholder of Ambow Sihua, and the call option agreement, dated March 4, 2010, between Ambow Online and Xiaogang Feng, a shareholder of Ambow Sihua, each of Xuejun Xie and Xiaogang Feng irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of her or his equity interest in Ambow Sihua. Ambow Online, Xuejun Xie and Xiaogang Feng terminated the abovementioned call option agreements and supplementary agreements by entering into a termination agreement on June 29, 2017. Ambow Shengying, Xuejun Xie and Gang Huang entered into a new call option agreement on June 29, 2017, pursuant to which Ambow Shengying or its designee has an option to purchase from each of Xuejun Xie and Gang Huang, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Sihua at any time during the term of the agreement. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Sihua and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Shengying, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Shengying. Ambow Shengying or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Shengying’s written consent, each of Xuejun Xie and Gang Huang shall not (i) transfer the equity interest in Ambow Sihua to any third party, (ii) supplement, alter or modify the articles of association of Ambow Sihua in any form, or increase or decrease Ambow Sihua’s registered capital, or otherwise change the structure of its registered capital, or (iii) incur, assume, guarantee or allow the existence of any debt other than the debt that (x) arises in the normal or routine course of business rather than out of borrowing or (y) has been disclosed to and approved in writing by Ambow Shengying. Xuejun Xie and Gang Huang represent and warrant that during the term of the call option agreements, Xuejun Xie, Gang Huang and Ambow Sihua have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Shengying and may cause any reduction in value of the equity interests in Ambow Sihua held by Xuejun Xie and Gang Huang. This agreement has been in effect as of the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Shengying shall have the right to terminate this agreement early upon twenty days’ prior notice, but neither of Xuejun Xie and Gang Huang shall terminate this agreement early. Ambow Shengying shall have the right to transfer its rights under the call option agreements and other agreements contemplated by the call option agreements at its sole discretion to any third party without Xuejun Xie and Gang Huang’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney . Pursuant to the powers of attorney, dated October 31, 2009 and March 4, 2010, respectively, each of Xuejun Xie and Xiaogang Feng irrevocably entrusted all the rights to exercise her or his voting power to Ambow Online. Xuejun Xie and Xiaogang Feng terminated these powers of attorney on June 29, 2017. Xuejun Xie and Gang Huang entered into new powers of attorney on June 29, 2017, pursuant to which each of Xuejun Xie and Gang Huang irrevocably entrusted all the rights to exercise her or his voting power to Ambow Shengying, including without limitation, the power to sell, transfer or pledge, in whole or in part, her or his equity interest in Ambow Sihua and nominate and appoint the legal representative, directors, supervisors, general managers and other senior management of Ambow Sihua during the term of the share pledge. The powers of attorney have been in effect since the date of execution. Unless terminated as agreed by the shareholders of Ambow Sihua and Ambow Shengying, the powers of attorney shall be irrevocable and remain effective during the term of pledge.

Loan Agreement . Ambow Online and Xiaogang Feng entered into a loan agreement on March 4, 2010, in which Ambow Online loaned RMB 40.0 million to Xiaogang Feng to fund the registered capital requirements of Ambow Sihua. Ambow Online and Xiaogang Feng terminated the abovementioned loan agreement by entering into a termination agreement on June 29, 2017. Ambow Shengying, Gang Huang entered into a new loan agreement on June 29, 2017, pursuant to which Ambow Shengying loaned RMB 40 million to Gang Huang. To the extent permitted by PRC laws, such loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Sihua held by Gang Huang to Ambow Shengying or its designee. To the extent permitted by the PRC laws, Ambow Shengying shall determine at its sole discretion the timing and method of the repayment of the loan under the loan agreement and notify the borrower in writing of such arrangements seven days in advance. The borrower shall not repay the loan early to Ambow Shengying unless Ambow Shengying notifies the borrower in writing that the loan has expired or as otherwise provided under the loan agreement. The borrower shall not assign his or her rights and obligations under the loan agreement to any third party without Ambow Shengying’s prior written consent. The loan agreement has been in effect since the date of execution by the parties and shall remain effective until the borrower fully repays the loan under the agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Chinese in Beijing. The award of the arbitration shall be final and binding on both parties.

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

Call Option Agreement . Pursuant to the call option agreement, dated September 8, 2015, among Ambow Shengying, Xuejun Xie, and Gang Huang, each a shareholder of Ambow Rongye, each of Xuejun Xie and Gang Huang irrevocably granted Ambow Shengying or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Rongye. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Rongye and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Shengying, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Shengying. Ambow Shengying or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Shengying’s written consent, each of Xuejun Xie and Gang Huang shall not transfer his or her equity interest in Ambow Rongye to any third party. Xuejun Xie and Gang Huang represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in Ambow Rongye without Ambow Shenying’s written consent, and (ii) during the term of the call option agreement, Xuejun Xie, Gang Huang and Ambow Rongye have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Shengying and may cause any reduction in value of the equity interests in Ambow Rongye held by Xuejun Xie and Gang Huang. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Shengying shall have the right to terminate this agreement early upon twenty days’ prior notice, but Xuejun Xie and Gang Huang shall not terminate this agreement early. Ambow Shengying shall have the right to transfer its rights under the agreement and other agreements contemplated by the agreement at its sole discretion to any third party without Xuejun Xie and Gang Huang’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

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

Call Option Agreement . Pursuant to the call option agreement, dated October 14, 2015, among Ambow Shengying, Xuejun Xie and Gang Huang, each a shareholder of Ambow Zhixin, each of Xuejun Xie and Gang Huang irrevocably granted Ambow Shengying or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Zhixin. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Zhixin and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Shengying, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Shengying. Ambow Shengying or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Shengying’s written consent, each of Xuejun Xie and Gang Huang shall not transfer his or her equity interest in Ambow Zhixin to any third party. Xuejun Xie and Gang Huang represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in Ambow Zhixin without Ambow Shengying’s written consent, and (ii) during the term of the call option agreement, Xuejun Xie, Gang Huang and Ambow Zhixin have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Shengying and may cause any reduction in value of the equity interests in Ambow Zhixin held by Xuejun Xie and Gang Huang. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Shengying shall have the right to terminate this agreement early upon twenty days’ prior notice, but Xuejun Xie and Gang Huang shall not terminate this agreement early. Ambow Shengying shall have the right to transfer its rights under the agreement and other agreements contemplated by the agreement at its sole discretion to any third party without Xuejun Xie and Gang Huang’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

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

Agreements that provide effective control over IValley

We have entered into a series of agreements with IValley and its shareholders. These agreements provide us with the ability to control IValley and grant us the exclusive option to purchase all of the equity interests of IValley. These agreements include:

Share Pledge Agreement. Pursuant to the share pledge agreement, dated March 20, 2017, among Ambow Education Management, Chiao-Ling Hsu and Shu Hui Cai, each a shareholder of IValley, each of Chiao-Ling Hsu and Shu Hui Cai pledged all of their equity interest in IValley to Ambow Education Management to secure the performance of IValley under a technology service agreement between Ambow Education Management and IValley dated March 20, 2017. If (a) IValley and its subsidiaries fails to perform their payment obligation or other related obligations to the pledgee in accordance with the provisions of technology service agreement, or (b) the pledgors breach their duties or obligations thereunder, the pledgee shall have the right to exercise the pledge in any manner at any time it deems appropriate to the extent permitted by applicable law during the term of pledge, including without limitation: (a) to negotiate with the pledgors to discharge the secured debt with the pledged equity at a discount rate; (b) to sell off the pledged equity and use the proceeds thereof to discharge the secured debt; (c) to retain a relevant agency to auction all or part of the pledged equity; and/or (d) to otherwise dispose of the pledged equity appropriately to the extent permitted by applicable law. Each shareholder of IValley also agreed that, without Ambow Education Management’s prior written consent, each of Chiao-Ling Hsu and Shu Hui Cai shall not (i) make a proposal to amend the articles of association of IValley or cause the making of such proposal, (ii) increase or reduce IValley’s registered capital, or otherwise change the structure of its registered capital, (iii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iv) perform any act that may prejudice any rights of Ambow Education Management under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of IValley, (v) distribute dividends to the shareholders in any form (however, upon Ambow Education Management’s request, the pledgors shall immediately distribute all of their distributable profits to the shareholders), (vi) change the director or supervisor of IValley, or (vii) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. Without Ambow Education Management’s prior written consent, the pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. Ambow Education Management shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without the pledgor’s prior consent. The share pledge agreement shall remain in effect until the secured debt is fully repaid. The share pledge agreement may be terminated by the consent of Ambow Education Management or by mutual agreement of Chiao-Ling Hsu, Shu Hui Cai and Ambow Education Management. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to The Republic of China Arbitration Association for arbitration in accordance with its then-effective rules. The arbitration shall be held in Taipei. The award of the arbitration shall be final and binding upon the parties.

Call Option Agreement Pursuant to the call option agreement, dated March 20, 2017, among Ambow Education Management, Chiao-Ling Hsu and Shu Hui Cai, each a shareholder of IValley, each of Chiao-Ling Hsu and Shu Hui Cai irrevocably granted Ambow Education Management or its designee an option to purchase, to the extent permitted by laws, all or part of his or her equity interest in IValley. The exercise price of such option shall be equal to the initial amount of the registered capital contributed by such shareholder in exchange for such equity interest in IValley and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Education Management. Ambow Education Management or its designee shall have the right to exercise the call option in any way permitted by law at any time within the term of the option upon effectiveness of the agreement. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Education Management’s written consent, each of Chiao-Ling Hsu and Shu Hui Cai shall not transfer his or her equity interest in IValley to any third party. Chiao-Ling Hsu and Shu Hui Cai represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in IValley without Ambow Education Management’s written consent, and (ii) during the term of the call option agreement, Chiao-Ling Hsu, Shu Hui Cai and IValley have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Education Management and may cause any reduction in value of the equity interests in IValley held by Chiao-Ling Hsu and Shu Hui Cai. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Education Management shall have the right to terminate this agreement early upon twenty days’ prior notice, but Chiao-Ling Hsu and Shu Hui Cai shall not terminate this agreement early. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to The Republic of China Arbitration Association for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Taipei. The award of the arbitration shall be final and binding on both parties.

 Powers of Attorney Under powers of attorney, each dated March 20, 2017, each of Chiao-Ling Hsu and Shu Hui Cai granted to Ambow Education Management the power to exercise all of his or her voting rights of IValley during the term of the share pledge. The powers of attorney shall come into effect upon the date of execution. Unless terminated as agreed by the shareholders of IValley and Ambow Education Management, the powers of attorney shall remain effective during the term of pledge.

Loan Agreement Pursuant to the loan agreement among Ambow Education Management, Chiao-Ling Hsu and Shu Hui Cai dated February 10, 2017, Ambow Education Management loaned TWD 3.0 million to Chiao-Ling Hsu and TWD 2.0 million to Shu Hui Cai to fund the registered capital requirements of IValley. Ambow Education Management, Chiao-Ling Hsu and Shu Hui Cai mutually agree and confirm that the period of the loan is 10 months from the date of activiation. The loan period cannot be extended without the consent from Ambow Education Management, and the way of return is determined by Ambow Education Management. To the extent permitted by Taiwan laws, each loan shall be deemed to have been repaid in the amount to the price of the transferred equity interest upon the transfer of the equity interest held by each of Chiao-Ling Hsu and Shu Hui Cai in IValley to Ambow Education Management. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to The Republic of China Arbitration Association for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Taipei.

Agreements that transfer economic benefits to us

Agreements that transfer economic benefits to us from Ambow Shida and its subsidiaries

Exclusive Cooperation Agreement or technology service agreement Ambow Online and Ambow Shida entered into an exclusive cooperation agreement on January 31, 2005, which was revised on May 13, 2010. Ambow Online and Ambow Shida terminated this exclusive cooperation agreement on June 29, 2017. Ambow Chuangying and Ambow Shida entered into a technology service agreement on June 29, 2017, pursuant to which Ambow Chuangying has the exclusive right to provide to Ambow Shida technical support and marketing consulting services. Without Ambow Chuangying’s written consent, Ambow Shida shall not transfer, pledge or assign to any third party the rights and obligations under this agreement. The agreement can be terminated by mutual agreement, by written notice from Ambow Chuangying to Ambow Shida. In the event of any dispute with respect to the interpretation and implementation of this agreement, the parties shall negotiate in good faith to resolve the dispute. In the event the parties fail to reach an agreement on the resolution of such dispute within 60 days after on party receives the notice of the other party requesting the beginning of discussion or any longer period agreed upon separately by the parties, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. We have not received any payment of service fees contemplated by this agreement.

Ambow Chuangying has the unilateral right to adjust the level of service fee to be charged to Ambow Shida under this technology service agreement unless there is any significant error. At the time the exclusive cooperation agreement was originally entered into on January 31, 2005, we set the service fee that could be charged at 65% of Ambow Shida’s profits in order to retain sufficient cash in Ambow Shida to fund its operating needs and manage liquidity. We subsequently determined that in the short to medium term we would not charge the service fee available to us in the agreement but on May 13, 2010 we updated the agreement to increase the service fee percentage that could be charged by Ambow Online to Ambow Shida to 100% of profits so as to provide us with more flexibility in the future.

We have not yet received any payment of service fees contemplated by this agreement but retain the flexibility to charge these service fees in the future.

No distributions have been made to the shareholders of Ambow Shida and so no subsequent distributions have been made to us, Ambow Online or Ambow Chuangying. As described above, at our discretion we have decided to retain all of Ambow Shida’s profits to date for the purpose of managing its liquidity.

Agreement that transfer economic benefits to us from Ambow Shanghai and its subsidiaries

Technology Service Agreement Ambow Online and Ambow Shanghai entered into a technology service agreement on October 31, 2009, which was terminated on June 29, 2017. Ambow Shengying and Ambow Shanghai entered into a technology service agreement on June 29, 2017, pursuant to which Ambow Shengying has the exclusive right to provide to Ambow Shanghai (i) education or training solutions; (ii) employee training and technical support; and (iii) management and consulting services related to Ambow Shanghai’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. Ambow Shanghai shall not engage any other third party as its technology service provider without Ambow Shengying’s prior written consent during the term of this agreement, while Ambow Shengying shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Shengying upon either 15 days’ notice or Ambow Shanghai’s failure to cure its breach of the agreement or by mutual written agreement at any time. Ambow Shanghai shall not assign its rights and obligations under this agreement to any third party without Ambow Shengying’s prior written consent, while Ambow Shengying may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfer economic benefits to us from Ambow Sihua and its subsidiaries

Technology Service Agreement Ambow Online and Ambow Sihua entered into a technology service agreement on October 31, 2009, which was terminated on June 29, 2017. Ambow Shengying and Ambow Sihua entered into a technology service agreement on June 29, 2017, pursuant to which Ambow Shengying has the exclusive right to provide to Ambow Sihua (i) education or training solutions; (ii) employee training and technical support; and (iii) management and consulting services related to Ambow Sihua’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. Ambow Sihua shall not engage any other third party as its technology service provider without Ambow Shengying’s prior written consent during the term of this agreement, while Ambow Shengying shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Shengying e upon either 15 days’ notice or Ambow Sihua’s failure to cure its breach of the agreement or by mutual written agreement at any time. Ambow Sihua shall not assign its rights and obligations under this agreement to any third party without Ambow Shengying’s prior written consent, while Ambow Shengying may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfer economic benefits to us from Ambow Rongye and its subsidiaries

Technology Service Agreement Pursuant to the technology service agreement, dated September 8, 2015, by and between Ambow Shengying and Ambow Rongye, Ambow Shengying has the exclusive right to provide to Ambow Rongye (i) education or training solutions; (ii) employee training and technical support; (iii) management and consulting services related to Ambow Rongye’s operations; and (iv) other service arrangements under the consents from both Ambow Shengying and Ambow Rongye, in exchange for certain service fees to be agreed to by the parties from time to time. Ambow Rongye shall not engage any other third party as its technology service provider without Ambow Shengying’s prior written consent during the term of this agreement, while Ambow Shengying shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Shengying upon either 15 days’ notice or Ambow Rongye’s failure to cure its breach of the agreement or by mutual written agreement at any time. Ambow Rongye shall not assign its rights and obligations under this agreement to any third party without Ambow Shengying’s prior written consent, while Ambow Shengying may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfer economic benefits to us from Ambow Zhixin and its subsidiaries

Technology Service Agreement Pursuant to the technology service agreement, dated October 14, 2015, by and between Ambow Shengying and Ambow Zhixin, Ambow Shengying has the exclusive right to provide to Ambow Zhixin (i) education or training solutions; (ii) employee training and technical support; (iii) management and consulting services related to Ambow Zhixin’s operations; and (iv) other service arrangements under the consents from both Ambow Shengying and Ambow Zhixin, in exchange for certain service fees to be agreed to by the parties from time to time. Ambow Zhixin shall not engage any other third party as its technology service provider without Ambow Shengying’s prior written consent during the term of this agreement, while Ambow Shengying shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Shengying upon either 15 days’ notice or Ambow Zhixin’s failure to cure its breach of the agreement or by mutual written agreement at any time. Ambow Zhixin shall not assign its rights and obligations under this agreement to any third party without Ambow Shengying’s prior written consent, while Ambow Shengying may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfers economic benefits to us from IValley and its subsidiaries

Technology Service Agreement Pursuant to the technology service agreement, dated March 20, 2017, by and between Ambow Education Management and IValley, Ambow Education Management has the exclusive right to provide to IValley (i) education or training solutions; (ii) employee training and technical support; (iii) administration and consulting services related to IValley’s business operations; and (iv) other technical service arrangements under the consents from both Ambow Education Management and IValley. IValley shall not engage any other third party as its technology service provider without Ambow Education Management’s prior written consent during the term of this agreement, while Ambow Education Management shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Education Management upon either 15 days’ notice or IValley’s failure to cure its breach of the agreement or by mutual written agreement at any time. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to The Republic of China Arbitration Association for arbitration in accordance with its then-effective rules. The arbitration shall be held in Taipei. We have not received any payment of service fees contemplated by this agreement.

D.	Property, Plant and Equipment

Our headquarters are located in Beijing, China, where we owned approximately 16,146 square meters of office space. We own an aggregate of approximately 75,200 square meters for K-12 schools. In addition, we lease certain properties for our tutoring centers, K-12 schools and career enhancement centers.

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

Overview

Our business addresses three critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, the desire for graduates of those schools to obtain more attractive jobs and the need for schools and corporate clients to optimizing their teaching and operating environment. We offer high-quality, individualized services and products through our integrated online and offline delivery model powered by our proprietary technologies and robust infrastructure.

Intelligent technology is changing education as students are no longer restricted by the traditional learning environment. Intelligent campuses and classes are becoming the trend leading to increased efficiency, cost savings, and improved experiences for students and staff. We will proactively introduce our intellectualized operational services to more universities and colleges to provide students access to educational resources regardless of the location or device, increasing the potential for learning and teaching through cooperation with peers and experts worldwide and optimizing facilities to create a sustainable campus.

Our net revenues from continuing operations increased from RMB 395.7 million in 2015 to RMB 412.0 million in 2016 and increased to RMB 443.9 million (US$ 68.2 million) in 2017. The increase from 2015 to 2016 were insignificant. The increase from 2016 to 2017 was mainly driven by higher student enrollment for the 2016-2017 academic year in our K-12 schools from the fall semester in 2016, as well as the new income from intellectualized operational services contributed by IValley Beijing.

Our loss from continuing operations improved from RMB 276.4 million in 2015 to RMB 37.0 million in 2016, and further improved to income of RMB 45.9 million (US$ 7.1 million) in 2017.

Net revenues from our Better Schools division, which includes K-12 schools and tutoring, accounted for 61.1%, 65.7% and 64.8% of our total net revenues from continuing operations in 2015, 2016 and 2017, respectively. Net revenues from our Better Jobs, which includes continuing operations of Career Enhancements, accounted for 38.9%, 34.3% and 32.7% of our total net revenues from continuing operations in 2015, 2016 and 2017, respectively. Net revenue from our Other segment accounted for 2.5% of our total net revenues from continuing operations in 2017. We expect the mix of our net revenues between our Better Schools and Better Jobs divisions to change along with our strategic shift from tutoring to career enhancement.

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

In order to fund the acquisition costs and working capital needs in US dollars, on April 5, 2017, we entered into an agreement to receive a one-year interest-free US dollar loan from Sino Accord. This short-term loan is correlated to our one-year interest-free RMB loan from Suzhou Zhixinliren, and when we repay the US dollar loan, the RMB loan will be repaid. On March 7, 2018, we mutually agreed with Sino Accord and Suzhou Zhixinliren to extend the maturity date for repayment of the loans for an additional year. Accordingly, both loans are now due in April 2019. Accordingly we reclassified both loans from current assets and liabilities to non-current assets and liabilities. Please refer to Note 9 and Note 15 to consolidated financial statements for details.

The loan agreements are not individually regulated by the foreign currency exchange and cross border guarantee rules of China. However if we fail to repay the US dollar loan to Sino Accord or collect the RMB loan from Suzhou Zhixinliren when the agreements due, these transactions as a whole may be considered as unauthorized foreign exchange arrangements by the SAFE. The regulatory authority may deem the transactions as in substance a currency exchange arrangement or an onshore guarantee for an offshore loan and we may be subject to severe penalties under this circumstances. According to Regulations for the Implementation of Foreign Exchange Management in People's Republic of China, the upper limits of the monetary penalties can range from 30 to 100 percent of the deemed illegal loan amounts. On March 7, 2018, we mutually agreed with Sino Accord and Suzhou Zhixinliren to extend the maturity date for repayment of the loans for an additional year. Accordingly, both loans are now due in April 2019. With the extended maturity date of the loans, we shall either apply for a permit from the SAFE for our purchase of US dollar or pursue other future offerings resulting in US dollar proceeds to obtain enough US dollars to repay Sino Accord.

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

According to the Law for Promoting Private Education revised on November 7, 2016, private schools may be operated as nonprofit schools or profit-making schools, but the nine-year compulsory education schools cannot be operated as profit-making schools. We are currently operating three K-12 schools as profit-making schools with reasonable return and they will be transitioned to be operated as non-profit schools under this revised law. The detailed implementation methods for transition of K-12 schools to non-profit schools have not been issued by local government authorities. We are communicating with local authorities regarding the impact on the operation and registration of the schools. Since we can still maintain control over the daily operation of the schools and has the right to appoint key management, we believe there will not be any significant impact on the operation of these schools before any official reply is issued by local authorities. Although turning into non-profit schools will prohibit the distribution of retained earnings as dividends from these schools, we can still control and allocate the financial resources of the schools in its daily operation. Therefore we believe there will be no significant financial impact to us as of the date of this report.

Effects of disposals and other strategic plans

On August 31, 2017, we sold the 100% equity interest in Ambow Online to a third party, with nil consideration, and the third party assumed all assets and liabilities of Ambow Online as of August 31, 2017. In connection with the disposal, the company offset the payables to Ambow Online with Ambow Online’s net assets attributable to the company as of August 31, 2017. After offsetting, the payable balance due to Ambow Online by the company was RMB 171.1 million. Through further negotiation with the buyer, the payable balance due to Ambow Online by the company was reduced to RMB 137.5 million. The difference of RMB 33.6 million was recognized as disposal gain. Obligations in the aggregate amount of RMB 137.5 million would be paid by December 31, 2018. The deal was not a strategic shift of the business and this transaction would not have major impact on Ambow’s business, therefore this transaction was not qualified as discontinued operation.

On September 30, 2017, we sold our 100% interest in 21st Training Center to a third party, and received consideration of RMB 1 yuan, and the third party assumed all assets and liabilities of 21st Training Center as of September 30, 2017. In connection with the disposal, 21st Training Center also waived the net payables with the company. We received RMB 1 yuan as consideration in the transaction. The disposal was not a strategic shift of the business and this transaction would not have major impact on Ambow’s business, therefore this transaction did not qualify as discontinued operation. As of disposal date on September 30, 2017, the net liabilities of 21st Training Center was RMB 4.5 million. In September 2017, the company recognized a gain of RMB 4.5 million on the disposal accordingly.

There were no material disposals during the year 2016. As of December 31, 2015, we completed the disposal of Jinghan Group.

Key financial performance indicators

Our key financial performance indicators consist of our net revenues, cost of revenues gross profit and operating expenses, which are discussed in greater detail below. The following table sets forth our net revenues from continuing operations, cost of revenues and gross profit, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Years Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	395,715	100.0	412,016	100.0	443,924	68,230	100
Cost of revenues	(245,945)	(62.2)	(238,742)	(57.9)	(256,395)	(39,407)	(57.8)
Gross Profit	149,770	37.8	173,274	42.1	187,529	28,823	42.2

Net revenues

In 2015, 2016 and 2017, we generated net revenues of RMB 395.7 million, RMB 412.0 million and RMB 443.9 million (US$ 68.2 million), respectively from continuing operations.

The increase from 2015 to 2016 was insignificant. The increase from 2016 to 2017 was mainly driven by higher student enrollment for the 2016-2017 academic year in our K-12 schools from the fall semester in 2016 and the new income from intellectualized operational services contributed by IValley Beijing.

We derived net revenues from our three operating segments in terms of percentages of our overall net revenues from continuing operations as follows in 2015 and 2016, and four operating segments in 2017:

	For the Years Ended December 31,
	2015	2016	2017
	%	%	%
Better Schools:
Tutoring	13.9	11.7	12.4
K-12 schools	47.2	54.0	52.4
Total Better Schools	61.1	65.7	64.8

Better Jobs:
Career enhancement	38.9	34.3	32.7

Others:	-	-	2.5

Tutoring . We provided educational services in our 9 tutoring centers as of December 31, 2017. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to nine months. The most significant factors that directly affect our net revenues in our tutoring segment are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB 100 to RMB 16,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are delivered in large class settings ranging from 15 students to 65 students per class. In addition, we also deliver these services in premium classes, including one-on-one tutoring.

K-12 schools . We operated three K-12 schools as of December 31, 2017. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly take place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB 2,000 to RMB 63,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 60 students per class.

Career enhancement. Our career enhancement services are provided in our 27 career enhancement centers, which include 8 career centers, 18 training offices and one career enhancement campus. We recognize revenues from course fees collected for enrollment in the courses we offer at our career enhancement centers over the period of the course, which typically ranges from several days to 12 months. Course fees collected in advance are recorded as deferred revenues until the services are provided. The most significant factors that directly affect our revenues in our career enhancement segment are the number of enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as soft skills, information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB 400 to RMB 20,000 per program with course lengths ranging from several days to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class. The corporate trainings are all tailor-made according to customer companies’ requirements, and normally are delivered to 10 to 30 persons per course.

Others. Our other services mainly include the business provided by IValley Beijing. We recognize revenues from its business to design, purchase, modify and integrate electronic equipment and devices, and develop mobile applications, performed by engineers and IT development and operational personnel, for end users to utilize office facilities, manage resources and administrative matters. For the intellectualized operational services, corporate clients, colleges and universities are our customers. We designed the intellectualized operational infrastructures and processes according to our clients’ office or teaching space, human resource deployments and office/classroom administration requirements. We purchased computer, network, electronic and multimedia hardware and devices and application services along with these equipment. These hardware and devices either were installed by the vendors or by ourselves. We arranged the conductors, wires, optical fibers and bandwidths to integrate all devices. We also developed mobile applications for end users to punch time clocks, open and close lockers, turn on and off office gates, lights, air conditioners, set up remote visual conference meetings and use other office administrative services through the applications.

Cost of revenues

Cost of revenues for our educational and career enhancement programs and services primarily consists of:

•	Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools, tutoring centers and career enhancement centers. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;

•	Rental payments for the operation of our school and center properties;

•	Depreciation and amortization of properties and equipment used in the provision of educational and career enhancement services and accommodation facilities;

•	Utilities used in our schools and center properties and accommodation facilities; and

•	Amortization of student population intangible assets.

•	Tutoring . Cost of revenues for our tutoring segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, and depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for products sold in our tutoring segment primarily consists of materials, packaging and shipping.

•	K-12 schools . Cost of revenues for our K-12 schools segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property and equipment used in the provision of educational services and accommodation facilities and, to a lesser extent, costs of course materials.

•	Career enhancement . Cost of revenues for our career enhancement segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, and depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for products sold in our career enhancement segment primarily consists of materials, packaging and shipping.

•	Others. Cost of revenues for our others segment primarily consists of the cost of hardware, devices, materials and application services which we procure and integrate, subcontract cost to other service providers and labor cost of inhouse engineers and IT development and operational personnel.

Gross profit

For continuing operations, gross profit as a percentage of our net revenues was 37.8%, 42.1% and 42.2% in 2015, 2016 and 2017, respectively. The increase was mainly benefited from the effective expense control and improvement of operational efficiency that were implemented after the management had took control of the company from JPL since 2014. The change in gross profit margin from the 2016 to 2017 was not significant.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the Years Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	395,715	100	412,016	100	443,924	68,230	100
Operating expenses:
Selling and marketing	(55,511)	(14.0)	(41,818)	(10.1)	(36,710)	(5,642)	(8.3)
General and administrative	(280,634)	(70.9)	(145,513)	(35.3)	(142,252)	(21,864)	(32.0)
Research and development	(7,308)	(1.8)	(7,572)	(1.8)	(6,262)	(962)	(1.4)
Impairment loss	(162,351)	(41.0)	(22,402)	(5.4)	-	-	-

Total operating expenses	(505,804)	(127.7)	(217,305)	(52.6)	(185,224)	(28,468)	(41.7)

Selling and marketing expenses . Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The decrease in selling and marketing expenses as a percentage of net revenues was primarily due to lower spending on marketing expense.

General and administrative expenses .. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities as well as bad debt provision. Our general and administrative expenses as a percentage of net revenues decreased from 70.9% in 2015 to 35.3% in 2016 mainly due to lower service fees related to JPL, lower share-based compensation, and lower professional fees. There was no material fluctuation from 2016 to 2017.

Research and development expenses .. Our research and development expenses primarily consist of compensation, benefits and other headcount-related costs associated with the development of our online education technology platform and courseware and outsourced development costs. There was no material fluctuation.

Impairment loss . Our impairment loss from continuing operations was related to the impairment of goodwill, intangible assets and property and equipment. See Note 10, Note 11 and Note 12 to consolidated financial statements for further detail.

Share-based compensation expenses .. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Years Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based expenses:
Selling and marketing	(457)	0.9	-	-	-	-	-
General and administrative	(49,371)	98.5	(7,828)	100.0	(4,640)	(713)	100.0
Research and development	(289)	0.6	-	-	-	-	-

Total share-based expenses	(50,117)	100.0	(7,828)	100.0	(4,640)	(713)	100.0

Our predecessor entity, Ambow Education Co., Ltd., adopted the 2010 Equity Incentive Plan in June 2010 and became effective upon completion of our IPO. See “Item 6 — Directors, Senior Management and Employees — Compensation—Equity-based compensation plans.” From 2015 to 2017, we did not grant any share options to our employees and consultants for services rendered by them. We have adopted the provisions of ASC 718 “Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees” for the share options we granted. For options granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the options. For options granted to our consultants, we record share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed.

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

We also have five entities incorporated in Hong Kong which were subject to Hong Kong profit tax at a rate of 16.5% since the beginning of 2008.

Entity incorporated in Taiwan is subject to Taiwan profit tax at a rate of 17%.

The U.S. Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017. The Tax Act makes significant changes to U.S. income tax law, including, but not limited to, reducing the U.S. federal corporate income tax rate from 35 percent to 21 percent, and imposing a mandatory one-time tax on accumulated earnings of foreign subsidiaries.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. As of December 31, 2017, the Company has completed its accounting for the effects of the Tax Act based on currently available information, and no material impact have been identified. The Company will monitor future guidance set forth by the Department of Treasury with regard to the Transition Tax provisions under the Act, and true up this estimate as appropriate within the one year measurement period. If revisions are needed as new information becomes available, the final determination of the deemed incremental income tax expense, deemed re-measurement of the deferred assets and liabilities or other applicable provisions of the Tax Act will be completed as additional information becomes available within the 12 month re-measurement period.

As outlined in “Item 4.C — Information on the Company — Organizational Structure,” we operate a number of subsidiaries and through our VIEs, schools, tutoring centers and career enhancement centers in China. The following is a summary of the types and rates of taxation to which our China entities are subject to.

VAT

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax on selected sectors in Shanghai effective January 1, 2012, in Beijing effective September 1, 2012, in Tianjin effective December 1, 2012. In August 2013, the pilot program was expanded nationwide in certain industries. Since May 2016, the changes from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The value-added tax rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 3% to 5% business tax rate which was applicable prior to the reform.

As of December 31, 2016 and 2017, the payable balances for VAT were RMB 31.3 million and RMB 9.0 million, respectively.

Business tax

For those schools and college in China providing degree-oriented education services, they are exempted from paying business tax on revenue generated from both these services and any accommodation revenue associated with degree-oriented education. As well as for any revenue generated by schools and college for non-degree-oriented education services, business tax of between 3% and 5% of gross revenues is payable, as disclosed in Note 13 to consolidated financial statements. From May 2016, as the final part of the VAT reform, VAT replaced business tax in all industries, on a nationwide basis. The VAT rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 3% to 5% business tax rate which was applicable prior to the reform.

As of December 31, 2016 and 2017, the payable balances for business tax were RMB 24.1 million and RMB 18.4 million, respectively.

Income tax

Current income taxes are provided for in accordance with the laws and regulations set out below. Deferred income taxes are recognized when temporary differences exist between the tax bases and their reported amounts in the consolidated financial statements.

Corporate entities

The PRC Enterprise Income Tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. EIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises.

EIT Law also imposes a withholding income tax rate of 10% on dividends distributed by a foreign invested enterprise, or FIE to its immediate holding company outside of PRC. However, a lower withholding income tax rate of 5% would be applied after the immediate holding company was registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company, and satisfies the criteria of a beneficial owner set out in Circular Guoshuihan (2009) No. 601, a circular issued by the State Administration of Taxation on October 27, 2009 on how to understand and identify a beneficial owner in tax treatments. Such withholding income tax was exempted under the previous income tax laws and rules. A joint circular issued by the Ministry of Finance and State Administration of Taxation on February 22, 2008 clarified that the withholding income tax is only to be paid for earnings generated after January 1, 2008. According to the EIT Law and a circular promulgated by the PRC State Administration of Taxation on December 10, 2009, in addition to the withholding income tax on dividends distributed by an FIE, the immediate holding company of an FIE will also be subject to an income tax at the rate of 10% for capital gain realized from transferring the equity interests in such FIE to third parties, and shall file and pay such tax within seven days after the date of the transferring agreement. Furthermore, when the de facto controlling shareholder who controls an FIE through an intermediate controlling entity, “indirectly transfers” the equity interests in such FIE by selling the intermediate controlling entity, such de facto controlling shareholder shall also file with the PRC tax authorities in some cases and may be subject to the PRC corporate income tax for the capital gain realized in such sale.

We have determined that our FIEs in China will not declare any dividends on which withholding tax should be paid and therefore no withholding tax has been accrued on the retained earnings of its FIEs in China.

Private schools

Our private schools, being privately run non-enterprise institutions, acquired in 2008 and 2009 are registered as private schools that either do or do not require a reasonable return. Prior to January 1, 2008, these private schools were subject to income tax determined in accordance with the Law for Promoting Private Education and the 2004 Implementing Rules, as well as the Notice on Tax Policy for Educational Institutions and Notice on Several Preferential Tax Policy jointly issued by the PRC Ministry of Finance and the State Administration of Taxation, collectively referred to as the 2003 Education Law. Under these laws and regulations, private schools not requiring reasonable returns were treated in a similar manner to public schools and were generally not subject to income tax. While it is indicated in the 2004 Implementing Rules that the relevant authorities under the State Council may consider formulating separate preferential tax treatment policies applicable to private schools requiring reasonable returns, no such tax preferential policy has been promulgated yet. As a result, the tax treatment applied to our schools varies among different cities.

Under the EIT Law there are specific criteria that should be met to qualify as a not-for-profit entity that is exempt from corporate income tax, and the preferential corporate income tax policy for education institutions under the 2003 Education Law has been superseded. No detailed implementation guidance has been provided to local tax authorities on how to apply these changes to schools. Some of the schools we have acquired have been able to obtain preferential tax treatment from the local tax authorities or to agree with local tax authorities on a fixed amount of income tax payable for prior years. Where such preferential tax treatment or fixed amount payable has not been confirmed by the tax authorities, we have made a full provision for income taxes payable based on our understanding of the 2003 Education Law and the EIT Law. No provision has been made for interest or late payment fees for such provision.

For our schools that we have acquired in 2008 and 2009, we have recorded a tax liability for estimated liabilities brought forward at the date of acquisition. At the same time, we have recorded an asset to recognize that all of the sellers of these schools have agreed to indemnify us against any taxes that may be payable for periods prior to the date of acquisition.

The determination of our provision for income taxes, particularly for private schools, is subject to uncertainty. The strict application of the EIT Law indicates that certain of our private schools are subject to income tax of 25% after January 1, 2008. For those private schools where the tax authorities have not determined a deemed fixed amount or deemed fixed rate for the purposes of calculating income tax payable, we have assumed that income tax of 25% is payable. However, as of December 31, 2017, no detailed implementation guidance has been provided to local tax authorities on how to apply the EIT Law to private schools. It is possible that, upon the introduction of the detailed implementation guidance, we may find ourselves in a position whereby income tax is not payable for periods prior to the release of the detailed guidance.

The amount of income tax payable by our PRC subsidiaries, VIEs and schools in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, such PRC subsidiaries, and our effective tax rate depends partially on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. If further detailed guidance is issued by the State Administration of Taxation on how to apply the EIT Law to schools, this may also have an impact on the amount of income tax payable by our own schools.

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

The entities apart from the consolidated VIEs mainly include Ambow, Ambow Dalian, Ambow Shengying, Ambow Chuangying, Ambow Yuhua, Ambow University Inc., Ambow BSC Inc., Bay State College, three holding companies registered in Cayman and five holding companies registered in Hong Kong. Assets and liabilities of these entities mainly include cash, current accounts balances of inter-group financing and transactions and leasehold improvement. Except for Bay State College, operations of these entities are mainly financing and business management.

The company deconsolidates a subsidiary or derecognizes a group of assets as of the date the company ceases to have a controlling financial interest in that subsidiary or group of assets.

The company regained control of these deconsolidated entities in the second half of 2015, and they were reconsolidated in the consolidated financial statements.

The separated VIE and Non-VIE financial net revenue and net income during the year of 2015 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Net Revenue	411,315	9,896	(25,496)	395,715
Net Loss	370,818	(306,462)	-	64,356

The separated VIE and Non-VIE financial information during the year of 2016 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalent	173,772	23,128	-	196,900
Inter-Group balances due from VIEs/Non VIEs	1,844,177	3,254,337	(5,098,514)	-
Investment to VIEs	-	81,960	(81,960)	-
Other current assets	319,302	100,325	-	419,627
non-current assets	257,190	79,306	-	336,496
Total Assets	2,594,441	3,539,056	(5,180,474)	953,023
Inter-Group balances due to VIEs/Non VIEs	3,002,644	2,022,867	(5,025,511)	-
Other current liabilities	521,375	316,627	-	838,002
Total Liabilities	3,524,019	2,339,494	(5,025,511)	838,002
Equity	(929,578)	1,199,562	(154,963)	115,021
Net Revenue	470,194	2,625	(60,803)	412,016
Net Loss	(12,805)	(24,213)	-	(37,018)

The separated VIE and Non-VIE financial information during the year of 2017 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalent	171,296	24,007	-	195,303
Inter-Group balances due from VIEs/Non VIEs	1,840,131	2,441,695	(4,281,826)	-
Investment to VIEs	-	81,960	(81,960)	-
Other current assets	270,687	106,733	-	377,420
non-current assets	264,113	140,584	-	404,697
Total Assets	2,546,227	2,794,979	(4,363,786)	977,420
Inter-Group balances due to VIEs/Non VIEs	2,901,844	1,405,640	(4,307,484)	-
Other current liabilities	553,936	208,616	-	762,552
non-current liabilities	-	48,909	-	48,909
Total Liabilities	3,455,780	1,663,165	(4,307,484)	811,461
Equity	(909,553)	1,131,814	(56,302)	165,959
Net Revenue	484,757	17,806	(58,639)	443,924
Net Income	41,636	4,289	-	45,925

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

Intellectualized operational services

We enter into sales contractual arrangements related to intellectualized operational services. For each contract, revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured. If any of the aforementioned criteria are not met, we defer the recognition of revenue until all criteria are met. Arrangements for intellectualized operational services are on a fixed-price basis. Revenues from fixed-price contracts are recognized using the percentage-of-completion method as determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion. Estimated contract costs are reviewed monthly and revised as necessary. We review the estimated revenues and estimated costs on each project at the end of each reporting period. Any revisions to existing estimates are made when required by members of management having the relevant authority. As part of the review process, management regularly compares and analyzes the actual costs incurred and the estimate of costs to complete the projects to the total estimated costs and the total contract price. Management make revisions to existing estimates as needed based on the analysis performed and with proper level of approval in the period in which changes become known. As a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

Intangible assets, net

Intangible assets represent brand, software, trade name, student population, corporative agreement, customer relationship, favorable lease, non-compete agreement. The software was initially recorded at historic acquisition costs or cost directly incurred to develop the software during the application development stage that can provide future benefits, and amortized on a straight-line basis over estimated useful lives.

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships, which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The company reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (see Note 11-”Intangible assets, net” to the consolidated financial statements for additional information):

Software	2 years to 10 years
Student populations	1.8 years to 15 years
Customer relationships	5.7 years
Cooperative agreements	1.3 years to 10 years
Favorable leases	0.8 years to 20 years
Non-compete agreement	3 years to 4.5 years
Trade names	Indefinite
Brand	Indefinite

We have determined that trade names have the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective trade names. Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually in the third quarter or more frequently if events or circumstances indicate that the assets may be impaired. Such impairment test consists of a comparison of the fair values of the trade names with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names exceed their fair values.

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

Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination or an acquisition by a not-for-profit entity that are not individually identified and separately recognized. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The Group performed impairment analysis on goodwill as of September 30 every year either beginning with a qualitative assessment, or starting with the quantitative assessment instead. The quantitative goodwill impairment test compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit constitutes a business for which discrete profit and loss financial information is available. The fair value of each reporting unit is established using a combination of expected present value of future cash flows. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

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

We adopted the guidance on accounting for uncertainty in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. See Note 19 (c) of consolidated financial statements for additional information. In 2014, we received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. We had taken legal action to defend itself, also accrued the income tax and overdue fee for the year of 2014. In 2015 we lost the case and accrued the overdue fee by the end of 2015. In 2016 and eight months ended August 31, 2017, we accrued the overdue fee respectively. On August 31, 2017, we sold the 100% equity interest in Ambow Online to a third party. Therefore the accrued income tax payable and overdue fee would not be consolidated with us as of December 31, 2017. See Note 27 of consolidated financial statements for details. Also see Note 19 of consolidated financial statements for details of the Group’s tax position as of December 31, 2016.

U.S. Tax Cuts and Jobs Act

The U.S. Tax Cuts and Jobs Act was enacted on December 22, 2017. The Tax Act makes significant changes to U.S. income tax law, including, but not limited to, reducing the U.S. federal corporate income tax rate from 35 percent to 21 percent, and imposing a mandatory one-time tax on accumulated earnings of foreign subsidiaries.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. As of December 31, 2017, the Company has completed its accounting for the effects of the Tax Act based on the currently available information, and no material impact have been identified. The Company will monitor future guidance set forth by the Department of Treasury with regard to the Transition Tax provisions under the Act, and true up this estimate as appropriate within the one year measurement period. If revisions are needed as new information becomes available, the final determination of the deemed incremental income tax expense, deemed re-measurement of the deferred assets and liabilities or other applicable provisions of the Tax Act will be completed as additional information becomes available within the 12 months re-measurement period.

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

Foreign currency translation and transactions

We use RMB as our reporting currency. The functional currency of our company and the subsidiaries incorporated in the Cayman Islands, United States, Hong Kong and the British Virgin Islands is US$, the functional currency of our VIE incorporated in Taiwan is TWD, while the functional currency of the other entities of our company is RMB. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. We considered various indicators, such as cash flows, sales price, market expenses, financing and inter-company transactions and arrangements in determining an entity’s functional currency.

In the consolidated financial statements, the financial information of our company and its subsidiaries, which use US$ and TWD as their functional currencies, has been translated into RMB. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of shareholders’ equity and comprehensive income.

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

Summary of Consolidated Statements of Operations

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
- Educational programs and services	395,715	412,016	432,754	66,513
- Intellectualized operational services	-	-	11,170	1,717
Total net revenues	395,715	412,016	443,924	68,230
COST OF REVENUES:
- Educational programs and services (1)	(245,945)	(238,742)	(249,400)	(38,332)
- Intellectualized operational services	-	-	(6,995)	(1,075)
Total cost of revenues	(245,945)	(238,742)	(256,395)	(39,407)
GROSS PROFIT	149,770	173,274	187,529	28,823
Operating expenses:
Selling and marketing (1)	(55,511)	(41,818)	(36,710)	(5,642)
General and administrative (1)	(280,634)	(145,513)	(142,252)	(21,864)
Research and development (1)	(7,308)	(7,572)	(6,262)	(962)
Impairment loss	(162,351)	(22,402)	-	-
Total operating expenses	(505,804)	(217,305)	(185,224)	(28,468)
OPERATING (LOSS)/INCOME	(356,034)	(44,031)	2,305	355
OTHER (EXPENSE)/INCOME	(39,371)	12,924	53,234	8,183
(Loss)/income before income tax, non-controlling interest and discontinued operations	(395,405)	(31,107)	55,539	8,538
Income tax benefit/(expense)	118,963	(5,911)	(9,614)	(1,478)
(LOSS)/INCOME FROM CONTINUING OPERATIONS	(276,442)	(37,018)	45,925	7,060
Income on and from sale of discontinued operations, net of income tax (1)	340,798	-	-	-
NET INCOME/(LOSS)	64,356	(37,018)	45,925	7,060
Less: Net income/(loss) contributable to non-controlling interest	617	(1,318)	(538)	(83)
NET INCOME/(LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	63,739	(35,700)	46,463	7,143
NET INCOME/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	63,739	(35,700)	46,463	7,143

(1)	Includes depreciation and amortization of RMB 41.1 million, RMB 25.0 million and RMB 22.7 million (US$ 3.5 million), excluding Jinghan Group, for the years ended December 31, 2015, 2016 and 2017, respectively.

Year ended December 31, 2017 compared with year ended December 31, 2016

Net revenues . Our net revenues increased by 7.7% from RMB 412.0 million in 2016 to RMB 443.9 (US$ 68.2 million) in 2017. The increase was mainly driven by four percent increased student enrollment for the 2016-2017 academic year in two K-12 schools from the fall semester in 2016, the recognition of tuition fee which the prior years’ courses were expired in Tutoring, the new revenue from intellectualized operational services contributed by IValley Beijing and revenue of Bay State College after it was acquired by the Company in 2017.

Cost of revenues . Our cost of revenues increased by 7.4% from RMB 238.7 million in 2016 to RMB 256.4 million (US$ 39.4 million) in 2017. There was an increase in performance-based compensation for teaching faculties and the new cost of revenue from intellectualized operational services contributed by IValley Beijing.

Gross profit . Gross profit as a percentage of our net revenues increased from 42.1% in 2016 to 42.2% in 2017. There was no material fluctuation.

Operating expenses . Our total operating expenses decreased by 14.8% from RMB 217.3 million in 2016 to RMB 185.2 million (US$ 28.5 million) in 2017. This decrease was mainly due to lower selling and marketing expenses and lower impairment loss in 2017 compared to 2016.

•	Selling and marketing expenses . Our selling and marketing expenses decreased by 12.2% from RMB 41.8 million in 2016 to RMB 36.7 million (US$ 5.6 million) in 2017. The decreases were mainly due to the lower spending on marketing expense.

•	General and administrative expenses . Our general and administrative expenses decreased by 2.2% from RMB 145.5 million in 2016 to RMB 142.3 million (US$ 21.9 million) in 2017. There are no material fluctuation.

•	Research and development expenses . Our research and development expenses decreased by 17.1% from RMB 7.6 million in 2016 to RMB 6.3 million (US$ 1.0 million) in 2017. It was mainly caused by decrease of amortization of certain intangible assets which were used for research and development as these intangible assets were fully amortized in 2016.

•	Impairment loss . The impairment loss was nil in 2017. The impairment loss in 2016 was mainly due to the impairment loss recognized in goodwill and intangible assets.

Other income (expense), net. We recorded net other income of RMB 53.2 million (US$ 8.2 million) in 2017, compared to net other income of RMB 12.9 million in 2016. The increase was mainly due to the disposal gain of RMB 38.1 million of 21st Training Center and Ambow Online during the year 2017.

Income tax (expense)/benefit . Our income tax (expense)/ benefit changed from RMB 5.9 million expense in 2016 to RMB 9.6 million (US$ 1.5 million) expense in 2017.

Income/(loss) from continuing operations .. Our income/(loss) from continuing operations increased from loss of RMB 37.0 million in 2016 to income of RMB 45.9 million (US$ 7.1 million) in 2017. Our loss from continuing operations turned to profit mainly due to the new income from intellectualized operational services and the disposal gain of 21st Training Center and Ambow Online during 2017.

Net (loss)/income . According to above mentioned factors, our net (loss)/income changed from loss of RMB 37.0 million in 2016 to income of RMB 45.9 million (US$ 7.1 million) in 2017.

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

Other income/(expense), net. We recorded net other income of RMB 12.9 million (US$ 1.9 million) in 2016, compared to net other expenses of RMB 39.4 million in 2015. The amount has turned into profit mainly due to the interest income received from short-term investments and the income on sale of investment available for sale in 2016, comparing to a loss of RMB 39.4 million in 2015 mainly from one-time expense related to convertible loan.

Income tax benefit/(expense) . Our income tax benefit/(expense) changed from RMB 119.0 million benefit in 2015 to RMB 5.9 million (US$ 0.9 million) expense in 2016. Excluding the income tax impact of 2015, our recognized income expense comprised of tax expense of RMB 4.9 million for continuing operation results, tax expense of RMB 4.1 million related to allowance of deferred tax assets, and tax benefit of RMB 3.1 million related to deferred tax liabilities reversal due to unrecognized valuation surplus amortization and assets impairment.

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

Income/(loss) from and on sale of discontinued operations, net of income tax . We recognized an income of RMB 340.8 million on the disposal of Jinghan Group in 2015, while there was no such transaction in 2016.

Net income/(loss) . According to above mentioned factors, our net income/(loss) changed from income of RMB 64.4 million in 2015 to loss of RMB 37.0 million (US$ 5.3 million) in 2016.

Discussion of segment operations

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
Tutoring	54,888	47,985	55,371	8,510
K-12 schools	186,747	222,592	232,433	35,725
Better Schools net revenues	241,635	270,577	287,804	44,235
Career enhancement	154,080	141,439	144,950	22,278
Better Jobs net revenues	154,080	141,439	144,950	22,278
Others	-	-	11,170	1,717
Total net revenues of reportable segments and the company	395,715	412,016	443,924	68,230
Cost of revenues:
Tutoring	(41,048)	(33,465)	(26,426)	(4,062)
K-12 schools	(116,819)	(137,833)	(152,509)	(23,440)
Better Schools Cost of revenues	(157,867)	(171,298)	(178,935)	(27,502)
Career enhancement	(88,078)	(67,444)	(70,465)	(10,830)
Better Jobs Cost of revenues	(88,078)	(67,444)	(70,465)	(10,830)
Others	-	-	(6,995)	(1,075)
Total costs of revenues of reportable segments and the company	(245,945)	(238,742)	(256,395)	(39,407)
Gross profit
Tutoring	13,840	14,520	28,945	4,449
K-12 schools	69,928	84,759	79,924	12,284
Better Schools gross profit	83,768	99,279	108,869	16,732
Career enhancement	66,002	73,995	74,485	11,448
Better Jobs gross profit	66,002	73,995	74,485	11,448
Others	-	-	4,175	642
Total gross profit of reportable segments and the company	149,770	173,274	187,529	28,823
Gross margin
Tutoring	25.2%	30.3%	52.3%	52.3%
K-12 schools	37.4%	38.1%	34.4%	34.4%
Better Schools gross margin	34.7%	36.7%	37.8%	37.8%
Career enhancement	42.8%	52.3%	51.4%	51.4%
Better Jobs gross margin	42.8%	52.3%	51.4%	51.4%
Others	-	-	37.4%	37.4%
Total gross margin of reportable segments and the company	37.8%	42.1%	42.2%	42.2%

 Year ended December 31, 2017 compared with year ended December 31, 2016

Tutoring

Net revenues from our tutoring segment increased from RMB 48.0 million in 2016 to RMB 55.4 million (US$ 8.5 million) in 2017. The increase was primarily due to the recognition of tuition fee which the prior years’ courses were expired.

Cost of revenues from our tutoring segment decreased from RMB 33.5 million in 2016 to RMB 26.4 million (US$ 4.1 million) in 2017. The decrease was mainly due to our effort to re-establish a solid foundation for future growth by suspension of non-performing businesses.

Gross profit as a percentage of our net revenues from our tutoring segment was 30.3% in 2016 and 52.3% in 2017. The increase was mainly due to the recognition of tuition fee which the prior years’ courses were expired.

K-12 schools

Net revenues from our K-12 schools segment increased from RMB 222.6 million in 2016 to RMB 232.4 million (US$ 35.7 million) in 2017. The increase was primarily driven by four percent increased student enrollment in two K-12 schools for the 2016-2017 academic year from the fall semester in 2016.

Cost of revenues from our K-12 schools segment increased from RMB 137.8 million in 2016 to RMB 152.5 million (US$ 23.4 million) in 2017. The increase was primarily due to more supporting direct cost related to the increase in student enrollment and an increase in performance-based compensation for teaching faculties in 2017.

Gross profit as a percentage of our net revenues from our K-12 schools segment was 38.1% in 2016 and 34.4% in 2017. The decrease in the gross profit margin was mainly due to an increase in performance-based compensation for teaching faculties in 2017.

Career enhancement

Net revenues from our career enhancement segment increased from RMB 141.4 million in 2016 to RMB 145.0 million (US$ 22.3 million) in 2017. The increase was mainly caused by revenue of Bay State College after it was acquired by the Company in 2017.

Cost of revenues in our career enhancement segment increased from RMB 67.4 million in 2016 to RMB 70.5 million (US$ 10.8 million) in 2017, which was not significant.

Gross profit as a percentage of our net revenues from our career enhancement segment was 52.3% in 2016 and 51.4% in 2017. The change in gross margin was not significant.

Others

Net revenues from our others segment was RMB 11.2 million (US$ 1.7 million) in 2017.

Cost of revenues in our others segment was RMB 7.0 million (US$ 1.1 million) in 2017.

Gross profit as a percentage of our net revenues from our others segment was 37.4% in 2017.

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

The Group reported a net loss of RMB 37.0 million and net income of RMB 45.9 million from continued operations for the years ended December 31, 2016 and 2017, respectively, which included a non-cash impairment loss of intangible assets and goodwill of RMB 22.4 million, and RMB 1.7 million provision of prepaid and other current assets in 2016; and a non-cash provision amount of RMB 5.1 million of accounts receivable, prepaid and other current assets, and other non-current assets; and a non-cash disposal gain of subsidiaries of RMB 38.1 million in 2017. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to achieve profitability.

Our principal sources of liquidity have been cash provided by operating activities. As of December 31, 2017, The Group had RMB 195.3 million in unrestricted cash and cash equivalents. The Group’s cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. As of December 31, 2017, the Group had RMB 181.2 million in unrestricted cash and cash equivalents from VIEs. The Group’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB 189.8 million as of December 31, 2017. The Group’s consolidated net assets were amounting to RMB 166.0 million as of December 31, 2017. In addition the Group has lease commitment of RMB 161.3 million as of December 31, 2017, of which RMB 33.8 million was within one year.

The Group had approximately RMB 128.0 million and RMB 93.0 million short term investments, available for sale and short term investments, held to maturity as of December 31, 2017, which was held as short-term investments to be liquid on the expiration date before the end of 2018.

Historically, the Group has addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings and the sale of subsidiaries and other non-performing assets. From 2017 and onwards, the Group has established intellectualized operational services as a new revenue driving business which would also bring in operating funds, and will continue to focus on developing core cash-generating business and products, improving operation efficiency and cost reduction, and enhancing marketing function. Actions include expanding Financial Share Service Centers across the Group wide and standardizing the Group’s Finance and Operation Policies throughout the Group; implementing enhanced vendor review and selection processes as well as implementing ERP systems to standardize operations, enhance internal controls, and create synergy of the Group’s resources.

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

Condensed summary of our cash flows

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(40,119)	17,535	20,210	3,106
Net cash provided by/(used in) investing activities	58,214	(65,218)	(61,078)	(9,386)
Net cash provided by/(used in) financing activities	12,830	(1,504)	39,205	6,026
Changes in cash, cash equivalents and restricted cash included in assets held for sale	38,063	-	-	-
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(2,968)	84	66	10
Net change in cash, cash equivalents and restricted cash	66,020	(49,103)	(1,597)	(244)
Cash, cash equivalents and restricted cash at beginning of year	182,333	248,353	199,250	30,624
Cash, cash equivalents and restricted cash at end of year	248,353	199,250	197,653	30,380

Operating activities

Net cash provided by operating activities amounted to RMB 20.2 million (US$ 3.1 million) in the year ended December 31, 2017, as compared to net cash provided by operating activities of RMB 17.5 million in the year ended December 31, 2016 and net cash used in operating activities of RMB 40.1 million in the year ended December 31, 2015.

Net cash provided by operating activities in the year ended December 31, 2017 was primarily attributable to net income of RMB 45.9 million (US$ 7.1 million), depreciation and amortization of RMB 22.7 million (US$ 3.5 million), share-based compensation expense of RMB 4.6 million (US$ 0.7 million), bad debt provision of RMB 5.1 million (US$ 0.8 million), a decrease in prepaid and other current assets of RMB 20.1 million (US$ 3.1 million), an increase in accounts payable of RMB 4.3 million (US$ 0.7 million), an increase in deferred revenue of RMB 3.4 million (US$ 0.5 million), an increase in amount due from related parties of RMB 1.5 million (US$ 0.2 million) and an increase in income tax payable of RMB 10.8 million (US$ 1.7 million), partially offset by an increase in accounts receivables of RMB 10.3 million (US$ 1.6 million), an increase in other non-current assets of RMB 5.8 million (US$ 0.9 million), an increase in accrued and other liabilities of RMB 38.1 million (US$ 5.9 million), an increase in amounts due to related parties of RMB 4.2 million (US$ 0.7 million), a disposal gain from subsidiaries of RMB 38.1 million (US$ 5.9 million) and a deferred income tax of RMB 2.1 million (US$ 0.3 million).

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

Investing activities

Net cash used in investing activities amounted to RMB 61.1 million (US$ 9.4 million) in the year ended December 31, 2017 as compared to RMB 65.2 million net cash outflow in the year ended December 31, 2016 and RMB 58.2 million net cash inflow in the year ended December 31, 2015.

Net cash used in investing activities in the year ended December 31, 2017 was mainly attributable to purchase of available-for-sale investments of RMB 241.2 million (US$ 37.1 million), purchase of held-to-maturity investments of RMB 558.7 million (US$ 85.9 million), increase in loan receivable of RMB 42.7 million (US$ 6.6 million), purchase of property and equipment of RMB 7.7 million (US$ 1.2 million), purchase of intangible assets of RMB 1.1 million (US$ 0.2 million), purchase of subsidiaries, net of cash acquired of RMB 7.6 million (US$ 1.2 million), prepayment for purchase of minority interest of RMB 4.5 million (US$ 0.7 million), proceeds from disposal of subsidiaries, net of cash balance at disposed entities of RMB 4.3 million (US$ 0.7 million) and prepayment for leasehold improvement of RMB 13.3 million (US$ 2.0 million), partially offset by proceed from available-for-sale investments of RMB 284.4 million (US$ 43.7 million), proceed from held-to-maturity investments of RMB 530.4 million (US$ 81.5 million) and purchase of subsidiaries, contingent consideration of RMB 6.8 million (US$ 1.0 million).

Net cash used in investing activities in the year ended December 31, 2016 was mainly attributable to purchase of available-for-sale investments of RMB 442.8 million (US$ 63.8 million), purchase of held-to-maturity investments of RMB 651.5 million (US$ 93.8 million), prepayment of acquisition of property of RMB 71.0 million (US$ 10.2 million), purchase of property and equipment of RMB 7.4 million (US$ 1.1 million) and prepayment for leasehold improvement of RMB 3.9 million (US$ 0.6 million), partially offset by proceed from available-for-sale investments of RMB 373.9 million (US$ 53.9 million), proceed from held-to-maturity investments of RMB 738.6 million (US$ 106.4 million) and fund from maturity of term deposits of RMB 1.2 million (US$ 0.2 million).

Financing activities

Our financing activities consist primarily of short-term and long-term borrowings. Net cash provided by financing activities amounted to RMB 39.2 million (US$ 6.0 million) in the year ended December 31, 2017, as compared to net cash used amounted to RMB 1.5 million in the year ended December 31, 2016 and net cash provided of RMB 12.8 million in the year ended December 31, 2015.

Net cash provided by financing activities in the year ended December 31, 2017 was attributable to proceeds from long-term borrowings amounted to RMB 39.2 million (US$ 6.0 million).

Net cash used in financing activities in the year ended December 31, 2016 was attributable to repayments of short-term borrowings amounted to RMB 2.3 million (US$ 0.3 million), offset by proceeds from minority shareholder capital injection of RMB 0.8 million (US$ 0.1 million).

Changes in cash, cash equivalents and restricted cash included in assets held for sale

Changes in cash, cash equivalents and restricted cash included in assets held for sale was nil in the year ended December 31, 2017.

Changes in cash, cash equivalents and restricted cash included in assets held for sale in the year ended December 31, 2015 was attributable to an increase of RMB 38.1 million, which are the cash balance of Jinghan Group. The disposal of Jinghan Group was completed by April 8, 2015.

Short-term and Long-term borrowings

During 2015, 2016 and 2017, we and our affiliated entities entered into various short-term and long-term loan agreements in the aggregate amount of short-term borrowing of RMB 2.3 million with terms less than one year, nil and long-term borrowing of RMB 39.2 million with terms more than one year, respectively.

Short-term and long-term borrowings consisted of the following:

		As of December 31
		2015	2016	2017
		RMB	RMB	RMB
	Maturities	(In thousands)
Long-term borrowings from third party	April 2019	-	-	39,205
Short-term borrowings from third party	September 2015	2,300	-	-

The weighted average interest rate of the borrowings outstanding was nil per annum as of December 31, 2016 and 2017. The fair values of the borrowings approximate their carrying amounts. The weighted average borrowings for the years ended December 31, 2016 and 2017 was RMB 1.1 million and RMB 29.1 million, respectively.

The borrowings incurred interest expenses for the years ended December 31, 2015, 2016 and 2017 amounting to RMB 4.3 million, RMB 0.1 million and nil, respectively. There was neither capitalization as additions to construction in progress nor guarantee fees for each of three years ended December 31, 2017.

Convertible Loans

In 2012 and 2013, the Group entered into loan agreement and amendment with International Finance Corporation (“IFC”), in which IFC granted the Group a convertible loan. IFC may at its option convert the loan in whole or in part into Class A Ordinary Shares with certain conditions satisfied. Subsequently, IFC transferred its participation in the loans to Sir Leslie Porter & Son Limited in August 2013 and Sir Leslie Porter & Son Limited transferred its participation in the loans to the CEIHL in September 2013. In May 2014, the Company entered into Restructuring Agreement, Second Amendment and Restated Loan Agreement with CEIHL. CEIHL shall lend a corresponding additional amount of funds to the Group, in exchange for a right to convert the principal outstanding under the loan agreement into economic interest in the Company. Under the Second Amendment and related financing documents, CEIHL assigned part of its commitments to Baring Private Equity Asia V Holding (4) limited (“Baring”) and SummitView Investment Limited (“SummitView”). In August 2014, CEIHL entered a Share Interest Assignment Agreement with New Flourish Holding Limited (“New Flourish”), an entity control by CEO of the Company. CEIHL agreed to sell part of the shares under the loan agreement to New Flourish. In 2014 and 2015, the convertible loan was converted into ordinary shares by CEIHL, SummitView and Baring respectively. The interest expenses from convertible loan amounting to RMB 56,549 were recorded in 2015. There were no convertible loans as of December 31, 2016 and 2017.

Capital expenditures

Our capital expenditures were RMB 7.6 million, RMB 78.4 million and RMB 7.7 million (US$ 1.2 million) in the fiscal years ended December 31, 2015, 2016 and 2017, respectively. These capital expenditures were incurred primarily for investments in property, facilities, equipment and technology.

Holding company structure

We conduct our operations primarily through our wholly-owned subsidiary in China, Ambow Shengying, Ambow Chuangying, IValley Beijing and their affiliated PRC entities, which we collectively refer to as our VIEs and their respective subsidiaries.

As a result, our ability to pay dividends and to finance any debt we may incur depends primarily upon dividends paid by Ambow Shengying, Ambow Chuangying, Ambow Education Management and fees paid by Ambow Sihua, Ambow Shanghai, Ambow Shida, Ambow Rongye, IValley and Ambow Zhixin and their subsidiaries to Ambow Shengying, Ambow Chuangying and Ambow Education Management for sales of services and products. Fees paid by VIEs and subsidiaries are mainly for sales of services. The aggregate amount that VIEs and subsidiaries had paid to Ambow Shengying, Ambow Chuangying and Ambow Education Management were insignificant for the reporting period, and the aggregate amount of fees payable from the VIE and subsidiaries to Ambow Shengying, Ambow Chuangying and Ambow Education Management were insignificant for the reporting period.

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

Ambow Sihua, Ambow Shanghai, Ambow Shida, Ambow Rongye and Ambow Zhixin own and/or operate private schools, tutoring and career enhancement centers in China. At the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of four of our private schools that do not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school (as determined under the generally accepted accounting principles of the PRC), if any. Pursuant to an amendment to The Law for Promoting Private Education on November 7, 2016, which will go into effect on September 1, 2017, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. See “Item 3.D —Key Information—Risk Factors—Risks related to regulation of our business and our corporate structure—Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Inflation

Inflation in China has not materially impacted our results of operations in recent years. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent accounting pronouncements

See Note 3(ee) of Notes to consolidated financial statements for recent accounting pronouncements that could have an effect on us.

C.	Research and Development, Patents and Licenses

We have an in-house research and development team with 30 full-time software and educational professionals as of December 31, 2017 help to develop and update our educational content based on the latest official local government curriculum of each of our specific subjects. We integrate the best content from our acquired schools, tutoring centers and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. In 2015, 2016 and 2017, we spent RMB 7.3 million, RMB 7.6 million and RMB 6.3 million (US$ 1.0 million), respectively, on research and development expenses.

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

There were no new off-balance sheet arrangements as of December 31, 2016 and 2017.

F.	Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2017.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Operating lease obligations	161.3	33.8	38.1	25.2	64.2

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of December 31, 2017.

Name	Age	Position	Class	Nationality	Residence
Jin Huang	52	President, Chief Executive Officer and Chairman of the Board	Class III	United States	China

Kia Jing Tan	45	Chief Financial Officer	N/A	Malaysia	China

Xuejun Xie	52	Vice President, Public Relationship and legal affairs	N/A	China	China

Jianguo Xue	52	Vice President, Sales	N/A	China	China

Chiao-Ling Hsu	48	Chief Operating Officer	N/A	Taiwan	China

Yanhui Ma(1)(2)	58	Director	Class III	United States	United States

Yigong Justin Chen (1)	48	Director	Class I	China	China

Ping Wu (1)(2)	53	Director	Class II	China	China

John Robert Porter	65	Director	Class II	United Kingdom	United Kingdom

R. Ralph Parks	74	Director	Class I	United States	Hong Kong

(1)	Member of the audit committee

(2)	Member of the compensation committee

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

John Robert Porter has served as a member of our board of directors since May 2014. Mr. Porter is a non-executive director of the company. Mr. Porter is also a director of CEIHL. Mr. Porter is an English businessman and philanthropist, best known as the grandson of Sir Jack Cohen, Founder of Tesco and son of Dame Shirley Porter. Mr. Porter obtained degrees from Oxford, the Institute d’Etudes Politiques in Paris, and Stanford University Business, where he is also on the advisory council.

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

The business address of each of our executive officers and directors is Ambow Education Holding Ltd., 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing 100043, China.

There are no family relationships among any of our directors and executive officers.

None of our non-executive directors has any employment or service contract with our company.

Terms of executive officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

B.	Compensation

During 2017, the aggregate cash compensation that we paid to our executive officers as a group was RMB 3.1 million (US$ 0.5 million), which includes bonuses, salaries and other benefits that were earned in 2016 and paid in 2017. During 2017, we did not pay any cash compensation to our non-employee directors. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

As of December 31, 2017, options to purchase an aggregate of 633,333 Class A Ordinary Shares under 2010 Equity Incentive Plan had been granted to our executive officers. The exercise price of such equity awards was US$ 0.4749 per ordinary share and has expiration dates ranging from August 3, 2018 to February 24, 2021.

As of December 31, 2016 and 2017, options granted to employees to purchase 226,696 and 223,895 shares of ordinary shares and to non-employees to purchase 29,921 and 29,921 shares of ordinary shares were outstanding, and options to purchase 939,177 and 941,978 ordinary shares were still available for future grants. It is the company’s policy to issue new shares upon share option exercise.

On October 14, 2014, the Board of Directors granted the restricted stock to each member of the Board who is not an employee of the Group. The number of shares of restricted stock subject to each award shall be determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. Total numbers of shares of restricted stock were 811,359. The awards shall vest at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. During 2016 and 2017, 225,377 and 93,906 shares of restricted stock were vested respectively, with 225,377 and 93,906 of the vested shares separately issued to the board members in 2016 and 2017. As of December 31, 2017, these awards of restricted stock were fully vested, please refer to Note 17 to consolidated financial statements.

On May 18, 2015, the Board of Directors granted 86,473 shares of the restricted stock to existing employees whose old options have expired by their terms. All restricted stock subject to this award shall fully vest as of May 18, 2015. During 2016 and 2017, 6,666 and nil of the vested shares were issued respectively to existing employees whose old options have been expired.

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the grant date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date During 2016 and 2017, 201,875 and 127,500 shares of restricted stock were vested respectively, with 201,875 and 122,353 of the vested shares separately issued to the board members in 2016 and 2017.

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

Shares issued pursuant to awards under the 2010 Equity Incentive Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2010 Equity Incentive Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Equity Incentive Plan. As of December 31, 2017, the Group granted up to 957,257 Class A Ordinary Shares of the company to its employees, outside directors and consultants.

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

The following table summarizes, as of December 31, 2017, the share options and other equity awards granted to our executive officers under our 2010 Equity Incentive Plan or pursuant to other arrangements approved by our board of directors, after the reverse share split on August 17, 2015:

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

Our non-employee directors have received restricted shares.

Restricted Stock Awards

On October 14, 2014, the Board of Directors granted the restricted stock to each member of the Board who is not employee of the company. The number of shares of restricted stock subject to each award shall be determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. The awards shall vest at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. After the reverse share split on August 17, 2015, the number of restricted stock granted was 811,359 shares. As of December 31, 2016 and 2017, 225,377 and 93,906 shares were vested, respectively. As of December 31, 2017, these awards of restricted stock were fully vested.

On May 18, 2015, the Board of Directors granted 86,473 shares of the restricted stock to existing employees whose old options have expired by their terms. All restricted stock subject to this award shall fully vest as of May 18, 2015. During 2016 and 2017, 6,666 and nil of the vested shares were issued respectively to existing employees whose old options have been expired.

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the grant date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. During 2016 and 2017, 201,875 and 127,500 shares of the restricted stock were vested respectively.

C.	Board Practices

As of December 31, 2017, our board of directors consisted of six directors:

Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, Mr. John Porter, Mr. Ralph Parks and Dr. Yanhui Ma.

We believe that each of the non-executive members of our board of directors, other than Mr. Porter, is an “independent director” as that term is used in the NYSE corporate governance rules.

No shareholder has the contractual right to designate persons to be elected to our board of directors, and our Sixth Amended and Restated Memorandum and Articles of Association provides that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our board of directors.

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

As of December 31, 2017, we and our subsidiaries had 1,694 full-time employees, and 963 part-time employees, respectively. As of December 31, 2017, we had the following numbers of full-time employees by department: 230 in selling and marketing, 391 in general and administrative functions, 30 in research and development, and 1,043 teachers. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth, as of April 9, 2018, certain information concerning the beneficial ownership of the Class A Ordinary Shares and Class C Ordinary Shares by (i) each shareholder known by the company to own beneficially five percent or more of the outstanding Class A Ordinary Shares and Class C Ordinary Shares; (ii) each director and the nominee for director of the company; (iii) each executive officer of the company; and (iv) all executive officers and directors of the company as a group, and their percentage ownership and voting power.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons named in the following table have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. As of April 9, 2018, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 34,044,443 Class A Ordinary Shares issued and outstanding and the percentage of beneficial ownership for holders of Class C ordinary shares is based on 4,708,415 Class C Ordinary Shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class C ordinary shares are entitled to ten votes per share.

Unless otherwise indicated, the address of such individual is c/o Ambow Education Holding Ltd., 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing 100043, China .

		Shares beneficially owned					Percentage of votes held
Name	Number of Class A ordinary shares	Percentage of Class A ordinary shares (%)	Number of Class C ordinary shares	Percentage of Class C ordinary shares (%)	Number of total ordinary shares	Percentage of total ordinary shares (%)	Based on total Class A ordinary shares (%)	Based on total Class C ordinary shares (%)	Based on total ordinary shares (%)
Directors and Executive Officers
Jin Huang (2)(7)	638,012	1.87%	4,708,415	100%	5,346,427	13.76%	1.87%	100%	58.75%
Kia Jing Tan	-	-	-	-	-	-		-	-
Xuejun Xie	-	-	-	-	-	-	-	-	-
Jianguo Xue	-	-	-	-	-	-	-	-	-
Yigong Justin Chen	-	-	-	-	-	-	-	-	-
Ping Wu (3)	960,383	2.82%	-	-	960,383	2.48%	2.82%	-	1.18%
John Porter (4)	999,205	2.94%	-	-	999,205	2.58%	2.94%	-	1.23%
Ralph Parks	-	-	-	-	-	-	-	-	-
Yanhui Ma	-	-	-	-	-	-	-	-	-
Chiao-Ling Hsu	-	-	-	-	-	-	-	-	-

All executive officers and directors of the company as a group (10 persons)(5)	4,049,635	11.89%	4,708,415	100%	8,758,050	22.56%	11.89%	100%	62.96%

5% and Greater Shareholders
Investment entities affiliated with Baring Private Equity (6)	3,280,449	9.64%	-	-	3,280,449	8.47%	9.64%	-	4.04%
New Summit Global Limited	2,786,159	8.18%	-	-	2,786,159	7.19%	8.18%	-	3.43%
CEIHL Partners (I) Limited	3,420,375	10.05%	-	-	3,420,375	8.83%	10.05%	-	4.22%
CEIHL Partners (II) Limited	11,144,636	32.74%	-	-	11,144,636	28.76%	32.74%	-	13.74%
New Flourish Holdings Limited (8)	1,227,865	3.61%	4,288,415	91.08%	5,516,280	14.23%	3.61%	91.08%	54.37%
Spin-Rich Ltd. (9)	-	-	420,000	8.92%	420,000	1.08%	-	8.92%	5.18%

Note: Shares less than 1% of outstanding shares were not shown.

(1)	In computing the number of Shares beneficially owned by a person and the percentage ownership of a person, Shares subject to options, warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such Shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.

(2)	Of the 638,012 Class A Ordinary Shares (i) 475,348 of the Class A Ordinary Shares are owned by New Flourish Holdings Limited for the benefit of certain officers of the Company, and (ii) 162,664 of the Class A Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares held by New Flourish, but disclaims beneficial ownership over such shares.

(3)	The Class A Ordinary Shares are held by SummitView Investment Fund I, L.P. and Changzhou SummitView Venture Fund, LLP. Mr. Wu disclaims beneficial ownership of all shares held by SummitView Investment Fund I, L.P. and Changzhou SummitView Venture Fund LLP., except to the extent of his pecuniary interest therein. The business address of Mr. Wu is Room 1101, Block E of Poly Plaza, No. 18 Dongfang Road, Shanghai 200120, China.

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

Mr. Porter, individually owns 135,226 Class A Ordinary Shares that are subject to vesting in his capacity as a Board member of the company.

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

(7)	Of the 4,708,415 Class C Ordinary Shares (i) 4,288,415 of the Class C Ordinary Shares are owned by New Flourish Holdings Limited (“New Flourish”) for the benefit of Dr. Jin Huang, and (ii) 420,000 of the Class C Ordinary Shares are owned by Spin Rich Ltd.. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class C Ordinary Shares held by New Flourish.
(8)

Dr. Jin Huang, as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares and the Class C Ordinary Shares owned by New Flourish. Dr. Huang disclaims beneficial ownership over the Class A Ordinary Shares, which are held for the benefit of certain officers of the Company.

(9)	Dr. Jin Huang has sole voting control and investment power over Class C Ordinary Shares owned by Spin Rich Ltd.

Three shareholders of the VIEs, namely Xuejun Xie, Gang Huang and Jianguo Xue are also beneficial owners of the company. As of April 9, 2018, the aggregated beneficial ownership of the three individuals was less than 2% of the company.

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

We believe that under our current corporate structure, where the shareholders of the VIEs are also our shareholders and officers, the interests of the VIEs and their shareholders largely are aligned with us and our shareholders as a practical matter. In addition, each shareholder of the VIEs has signed a power of attorney to exercise his or her voting power. If shareholders of VIEs attempt to revoke the powers of attorney, the company will instruct AECL, one of our subsidiaries, to exercise its exclusive option to designate other PRC persons to acquire the equity interests in such VIE from its current shareholders pursuant to call option agreements. Before the current shareholders transfer the equity interests of the VIE to other PRC persons designated by AECL, it is prohibited from transferring the equity interests of the VIE to anyone else without the AECL’ prior written consent under the equity pledge agreements. Moreover, pursuant to call option agreements, VIEs’ shareholders agree not to, and shall cause VIEs not to, sell, assign, mortgage or otherwise dispose of any assets, lawful income and business revenues of VIEs, or enter into any transactions that may substantially affect the company’s assets, liabilities, operations, equity and other legitimate interests (other than those made in the ordinary course of business or have been disclosed to and approved by AECL in writing) before AECL or an entity designated by AECL in writing exercises call option to obtain all the equity interest and assets. As a cumulative result of the foregoing, we are of the view that shareholders of VIEs are unable to effectively revoke the powers of attorney under the VIE agreements. For the risk relating to potential conflicts of interests between shareholders of VIE with us, please also refer to the risk factor captioned. The shareholders of our VIEs may have potential conflicts of interest with us, which may harm our business and financial condition.

As of April 9, 2018, approximately 38,945,541 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of April 9, 2018, 2,660,941 ADRs, representing 5,321,882 underlying ordinary shares were outstanding. The number of beneficial owners of our ADR in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring and training centers, K-12 schools and career enhancement training centers. These contractual arrangements enable us to:

•	Exercise effective control over our VIEs and their respective subsidiaries;

•	Receive a substantial portion of the economic benefits from our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Education Management, Ambow Shengying and Ambow Chuangying to our VIEs and their respective subsidiaries; and

•	Have an exclusive option to purchase all or part of the equity interests in our VIEs, in each case when and to the extent permitted by applicable PRC law.

Our subsidiaries and VIEs’ subsidiaries have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

See “Item 4.C — Information on the Company — Organizational Structure” for a summary of these contractual arrangements.

As of December 31, 2017, we had nil due from certain related parties and owed RMB 3.4 million to certain related parties. For a list of these transactions we have entered into with and the outstanding balances to and from such related parties for the years ended December 31, 2015, 2016 and 2017, see Note 25 to consolidated financial statements. We do not believe that such transactions with the related parties require approval from the government.

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

Registration rights

We entered into a registration rights agreement with Campus, Dr. Huang and Spin-Rich Ltd., which entitles them to certain registration rights, including demand registration rights, Form F-3 registration rights, and piggyback registration rights.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. As of December 31, 2017, we did not have any significant indemnification claims that were probable or reasonably possible.

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

Our ADSs (each representing two Class A Ordinary Shares) currently trade in the over-the-counter market under the symbol “AMBOY”.

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

People’s Republic of China taxation

The China EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the EIT Law and its implementing rules is available for non-Chinese enterprise or group enterprise controlled entity. Therefore, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. However, under a PRC tax law that became effective in January 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 5%. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and would be subject to PRC tax. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

United States federal income taxation

General

The following are the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs or ordinary shares. As used in this discussion, references to “we,” “us” or “our” refer to Ambow Education Holding Ltd.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of the ADSs or ordinary shares that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of the ADSs or ordinary shares that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of the ADSs or ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that purchase ADSs pursuant to this offering and own and hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares (including as a result of ownership of the ADSs);

•	persons that acquired the ADSs or ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold the ADSs or ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	passive foreign investment companies; or

•	controlled foreign corporations.

The discussion below assumes that the representations contained in the deposit Agreement are true and that the obligations in the deposit Agreement and any related agreement will be complied with in accordance with their terms. This discussion also assumes that the ADSs will represent only ordinary shares in us and will not represent cash or any other type of property. For U.S. federal income tax purposes, a holder of the ADSs will be treated as the beneficial owner of the underlying ordinary shares represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions also would be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by actions that may be taken by parties to whom ADSs are pre-released, or by future actions of the U.S. Treasury Department.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of the ADSs or ordinary shares. This discussion also does not address the tax treatment of any taxes, fees or expenses that may be payable by an ADS holder pursuant to the deposit Agreement. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold the ADSs or ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of the ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of the ADSs or ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of the ADSs or ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service, (the “IRS”), or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

U.S. Holders

Taxation of Cash Distributions Paid on ADSs or Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on the ADSs or ordinary shares. A cash distribution on the ADSs or ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ADSs or ordinary shares.

With respect to non-corporate U.S. Holders, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “—Taxation on the Disposition of ADSs or Ordinary Shares” below) provided that (a) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Therefore, if the ADSs or ordinary shares are not readily tradable on an established securities market in the United States, and we are not eligible for the benefits of the U.S. – PRC Tax Treaty, then cash dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate. Under published IRS authority, shares (including ADSs) are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NYSE American. We have officially applied for listing of the ADSs on the NYSE American under the symbol “AMBO” and have been initially cleared for listing, subject to submission of a formal listing application and supporting materials, but there can be no assurance that if approved, the ADSs will continue to be listed and traded on the NYSE American. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to the ADSs or ordinary shares.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on the ADSs or ordinary shares, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such dividends, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of ADSs or Ordinary Shares

Upon a sale or other taxable disposition of the ADSs or ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long term capital gain or loss if the U.S. Holder’s holding period for the ADSs or ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain from the disposition of the ADSs or ordinary shares by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such gain, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, the ADSs or ordinary shares, subject to certain limitations and exceptions. Under applicable regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund (“QEF”), rules discussed below under “Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of the ADSs or ordinary shares.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries, we do not expect to be treated as a PFIC for the current taxable year. However, our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of the ADSs or ordinary shares, and the U.S. Holder did not make a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•      any gain recognized by the U.S. Holder on the sale or other disposition of its ADSs or ordinary shares; and

•      any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ADSs or ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ADSs or ordinary shares).

Under these rules,

•      the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•      the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;

•      the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•      the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to the ADSs or ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to the ADSs or ordinary shares, and the special tax and interest charge rules do not apply to such ADSs or ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such ADSs or ordinary shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ADSs or ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ADSs or ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ADSs or ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held the ADSs or ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) the ADSs or ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above with respect to such ADSs or ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such ADSs or ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) the ADSs or ordinary shares, the PFIC rules discussed above will continue to apply to such ADSs or ordinary shares unless the holder files on a timely filed U.S. federal income tax return (including extensions) a QEF election and a “purging election” to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold the ADSs or ordinary shares for their fair market value on the “qualification” date. The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held the ADSs or ordinary shares on the qualification date. A purging election generally creates a deemed sale of such ADSs or ordinary shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ADSs or ordinary shares by the amount of gain recognized and will also have a new holding period in its ADSs or ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ADSs or ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such ADSs or ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) the ADSs or ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above with respect to its ADSs or ordinary shares as long as such ADSs or ordinary shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income each year that we are treated as a PFIC the excess, if any, of the fair market value of its ADSs or ordinary shares at the end of its taxable year over the adjusted tax basis in its ADSs or ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ADSs or ordinary shares over the fair market value of its ADSs or ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ADSs or ordinary shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) the ADSs or ordinary shares and for which we are treated as a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE American, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We have officially applied for listing of the ADSs on the NYSE American under the symbol “AMBO” and have been initially cleared for listing, subject to submission of a formal listing application and supporting materials, but there can be no assurance that if approved, the ADSs or ordinary shares will continue to be listed and traded on the NYSE American. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the ADSs or ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of the ADSs or ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or that we will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ADSs or ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the ADSs or ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to the ADSs or ordinary shares under their particular circumstances.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the ADSs or ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the ADSs or ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to cash distributions made on the ADSs or ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of the ADSs or ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ADSs or ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in the ADSs or ordinary shares.

Moreover, backup withholding of U.S. federal income tax, at a current rate of 24%, generally will apply to cash dividends paid on the ADSs or ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of the ADSs or ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

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

The documents concerning our company referred to in this document and required to be made available to the public are available at our principal executive offices located at 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing 100043, People’s Republic of China.

In addition, we previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-168096, as amended) and prospectus under the Securities Act of 1933, with respect to our ordinary shares. We are in the process of relisting and has filed new Form F-1 (Registration No. 333-220207, as amended) and prospectus. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-168238) to register the ADSs.

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

Interest rate risk . The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in available-for-sale investment, held-to-maturity investments with maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately RMB 2.1 million (US$ 0.3 million) in our interest income for the year ended December 31, 2017.

At December 31, 2016 and 2017, we had nil and RMB 39.2 million, respectively, of borrowings outstanding. The interest rates on our borrowings are fixed as defined in respective loan agreements. A hypothetical 10% increase in interest rates in 2017 would have resulted in an increase of approximately RMB 2.9 million (US$ 0.4 million) in our interest expense for 2017.

Foreign exchange risk . Substantially most of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars and Taiwan dollars as a result of investment fund. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of an investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars/Taiwan dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars and Taiwan dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the PBOC announced it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. From 2010 to 2017, the appreciation of the RMB against the U.S. dollar reached 4.7% in total. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar and Taiwan dollars. To the extent that we need to convert U.S. dollar or Taiwan dollars denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar and Taiwan dollars would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of approximately RMB 1.8 million (US$ 0.3 million) in the value of our U.S. denominated cash and cash equivalents as of December 31, 2017. A hypothetical 10% appreciation of the RMB against the Taiwan dollars would have resulted in a decrease of approximately RMB 2.0 million (US$ 0.4 million) in the value of our TWD denominated cash and cash equivalents as of December 31, 2017.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses incurred by us in respect of our ADR program and investor relations program. For the year ended December 31, 2017, there was US$ 19,019 received from Citibank, the depositary bank for our ADR program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded, as of December 31, 2017, that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2017.

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

Item 16C Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP our independent registered public accounting firm for 2016 and 2017. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the years ended December 31,
	2016	2017
	(U.S. dollars in millions)
Audit fees	0.7	0.6

“Audit fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit services provided by Marcum Bernstein & Pinchuk LLP, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F Change in Registrant’s Certifying Accountant

None.

Item 16G Corporate Governance

As a foreign private issuer, we were permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by national securities exchange, such as the NYSE. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange. As a Cayman Islands exempted company, Ambow Education Holding Ltd. is not required to have a separate nominating committee of the Board. The full Board of Directors will perform the functions performed by such committee. This is the only practice required to be followed by U.S. companies listed on a national securities exchange that we are not following.

Item 16H Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Ambow are included at the end of this annual report.

Item 19. Exhibits

Exhibit No.	Description

1.1	Sixth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on June 4, 2015)
2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit (a) of our F-6 registration statement (File No. 333-168238), initially filed with the Commission on July 21, 2010 (the “F-6 Registration Statement”))
2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of the F-1 Registration Statement)
2.3	Form of Deposit Agreement among the company, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a) of the F-6 Registration Statement)
2.4	Third Amended and Restated Investor Rights Agreement, among the company and the other parties therein (incorporated by reference to Exhibit 4.4 of our registration statement (File No. 333-168096), as amended, initially filed with the Commission on July 14, 2010 (the “F-1 Registration Statement”)
2.5	Registration Rights Agreement, dated as of October 26, 2011, by and among Campus Holdings Limited, Spin-Rich Ltd., Dr. Jin Huang and Ambow Education Holding Ltd. (incorporated by reference to Exhibit 2.5 of the 20F filing of the year of 2011)
4.1	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the F-1 Registration Statement)

4.2	Form of Indemnification Agreement with the company’s directors and executive officers (incorporated by reference to Exhibit 10.3 of the F-1 Registration Statement)
4.3	English Translation of Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005, amended May 13, 2010 (incorporated by reference to Exhibit 10.5 of the F-1 Registration Statement)
4.4	English Translation of Share Pledge Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on January 4, 2009 (incorporated by reference to Exhibit 10.6 of the F-1 Registration Statement)
4.5	English Translation of Call Option Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.7 of the F-1 Registration Statement)
4.6	English Translation of Powers of Attorney, each dated April 26, 2007 (incorporated by reference to Exhibit 10.8 of the F-1 Registration Statement)
4.7	English Translation of Loan Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., and Xuejun Xie, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.9 of the F-1 Registration Statement)
4.8	English Translation of Loan Agreement by and between Beijing Ambow Online Software Co., Ltd. and Jianguo Xue, dated February 1, 2008 (incorporated by reference to Exhibit 10.10 of the F-1 Registration Statement)
4.9	English Translation of Technology Service Agreement by and between Beijing Ambow Online Software Co., Ltd. and Beijing Sihua Education and Technology Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.11 of the F-1 Registration Statement)
4.10	English Translation of Share Pledge Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.12 of the F-1 Registration Statement)
4.11	English Translation of Share Pledge Agreement by and between Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.13 of the F-1 Registration Statement)
4.12	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.14 of the F-1 Registration Statement)
4.13	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.15 of the F-1 Registration Statement)
4.14	English Translation of Powers of Attorney, dated October 31, 2009 and March 4, 2010, respectively (incorporated by reference to Exhibit 10.16 of the F-1 Registration Statement)
4.15	English Translation of Loan Agreement with Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.17 of the F-1 Registration Statement)
4.16	English Translation of Technology Service Agreement by and among Beijing Ambow Online Software Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.18 of the F-1 Registration Statement)
4.17	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.19 of the F-1 Registration Statement)
4.18	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.20 of the F-1 Registration Statement)
4.19	English Translation of Powers of Attorney, each dated October 31, 2009 (incorporated by reference to Exhibit 10.21 of the F-1 Registration Statement)
4.20	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.22 of the F-1 Registration Statement)
4.21	English Translation of Technology Service Agreement between Beijing Ambow Online Software Co., Ltd. and Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated February 25, 2009 (incorporated by reference to Exhibit 10.23 of the F-1 Registration Statement)
4.22	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.24 of the F-1 Registration Statement)
4.23	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co, Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.25 of the F-1 Registration Statement)
4.24	English Translation of Powers of Attorney, each dated February 25, 2009 (incorporated by reference to Exhibit 10.26 of the F-1 Registration Statement)
4.25	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.27 of the F-1 Registration Statement)
4.26	English Translation of amendment dated May 13, 2010 to certain Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005 (incorporated by reference to Exhibit 10.28 of the F-1 Registration Statement)
4.27	Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated June 12, 2012 (“IFC Loan Agreement”) (incorporated by reference to Exhibit 4.28 of the 20F filing of the year of 2012)

4.28	Amendment and Restatement Agreement to the IFC Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated October 24, 2012 (incorporated by reference to Exhibit 4.29 of the 20F filing of the year of 2012)
4.29	Amendment Agreement to the IFC Loan Agreement (as amended and restated on October 24, 2012) among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated April 29, 2013(incorporated by reference to Exhibit 4.30 of the 20F filing of the year of 2012)
4.30	Restructuring Agreement dated May 4, 2014 (incorporated by reference to Exhibit 4.31 of the 20F filing of the year of 2012)
4.31	Share Purchase Agreement between Ambow Holding and SummitView Investment Limited dated April 28, 2013 (incorporated by reference to Exhibit 4.32 of the 20F filing of the year of 2013)
4.32	Share Purchase Agreement amended among the company, SummitView Investment Limited and SummitView Investment Fund I, L.P. (the “Fund”) on May 24, 2013 (incorporated by reference to Exhibit 4.33 of the 20F filing of the year of 2013)
4.33	A supplementary agreement dated May 31, 2013 to the Share Purchase Agreement (Exhibit 4.32 and 4.33) (incorporated by reference to Exhibit 4.34 of the 20F filing of the year of 2013)
4.34	Registration Rights Agreement between the company and SummitView Investment Fund I, L.P. dated May 31, 2013 (incorporated by reference to Exhibit 4.35 of the 20F filing of the year of 2013)
4.35	Amendment to Share Purchase Agreement dated May 5, 2014 (incorporated by reference to Exhibit 4.36 of the 20F filing of the year of 2013)
4.36	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Rongye Education and Technology Co., Ltd., dated September 8, 2015
4.37	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.38	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.39	English Translation of Powers of Attorney, each dated September 8, 2015
4.40	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.41	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Zhixin Education and Technology Co., Ltd., dated October 14, 2015
4.42	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
4.43	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
4.44	English Translation of Powers of Attorney, each dated October 14, 2015
4.45	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
4.46	English Translation of Termination Agreement between Beijing Ambow Online Software Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd. dated June 29, 2017 (incorporated by reference to Exhibit 10.46 of the F-1 with filing date at August 28, 2017)
4.47	English Translation of Termination Agreement among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie dated June 29, 2017 (incorporated by reference to Exhibit 10.47 of the F-1 with filing date at August 28, 2017)
4.48	English Translation of Termination Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Sihua Education and Technology Co., Ltd. dated June 29, 2017 (incorporated by reference to Exhibit 10.48 of the F-1 with filing date at August 28, 2017)
4.49	English Translation of Termination Agreement among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie dated June 29, 2017 (incorporated by reference to Exhibit 10.49 of the F-1 with filing date at August 28, 2017)
4.50	English Translation of Termination Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education and Technology Co., Ltd. dated June 29, 2017 (incorporated by reference to Exhibit 10.50 of the F-1 with filing date at August 28, 2017)
4.51	English Translation of Termination Agreement among Beijing Ambow Online Software Co., Ltd., Jianguo Xue and Xuejun Xie dated June 29, 2017 (incorporated by reference to Exhibit 10.51 of the F-1 with filing date at August 28, 2017)
4.52	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd., dated June 29, 2017 (incorporated by reference to Exhibit 10.52 of the F-1 with filing date at August 28, 2017)
4.53	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.53 of the F-1 with filing date at August 28, 2017)
4.54	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.54 of the F-1 with filing date at August 28, 2017)
4.55	English Translation of Powers of Attorney, each dated June 29, 2017 (incorporated by reference to Exhibit 10.55 of the F-1 with filing date at August 28, 2017)
4.56	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.56 of the F-1 with filing date at August 28, 2017)
4.57	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Sihua Education and Technology Co., Ltd., dated June 29, 2017 (incorporated by reference to Exhibit 10.57 of the F-1 with filing date at August 28, 2017)

4.58	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.58 of the F-1 with filing date at August 28, 2017)
4.59	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.59 of the F-1 with filing date at August 28, 2017)
4.60	English Translation of Powers of Attorney, each dated June 29, 2017 (incorporated by reference to Exhibit 10.60 of the F-1 with filing date at August 28, 2017)
4.61	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.61 of the F-1 with filing date at August 28, 2017)
4.62	English Translation of Technology Service Agreement between Beijing Ambow Chuangying Education and Technology Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated June 29, 2017 (incorporated by reference to Exhibit 10.62 of the F-1 with filing date at August 28, 2017)
4.63	English Translation of Share Pledge Agreement by and among Beijing Ambow Chuangying Education and Technology Co., Ltd., Xuejun Xie and Jianguo Xue, dated June 29, 2017 (incorporated by reference to Exhibit 10.63 of the F-1 with filing date at August 28, 2017)
4.64	English Translation of Call Option Agreement by and among Beijing Ambow Chuangying Education and Technology Co, Ltd., Xuejun Xie and Jianguo Xue, dated June 29, 2017 (incorporated by reference to Exhibit 10.64 of the F-1 with filing date at August 28, 2017)
4.65	English Translation of Powers of Attorney, each dated June 29, 2017 (incorporated by reference to Exhibit 10.65 of the F-1 with filing date at August 28, 2017)
4.66	English Translation of Loan Agreement by and among Beijing Ambow Chuangying Education and Technology Co., Ltd., Xuejun Xie and Jianguo Xue, dated June 29, 2017 (incorporated by reference to Exhibit 10.66 of the F-1 with filing date at August 28, 2017)
4.67	English Translation of Technology Service Agreement between Ambow Education Management (Hong Kong) Ltd. and IValley Co., Ltd. dated March 20, 2017 (incorporated by reference to Exhibit 10.67 of the F-1/A with filing date at January 5, 2018)
4.68	English Translation of Share Pledge Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated March 20, 2017 (incorporated by reference to Exhibit 10.68 of the F-1/A with filing date at January 5, 2018)
4.69	English Translation of Call Option Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated March 20, 2017 (incorporated by reference to Exhibit 10.69 of the F-1/A with filing date at January 5, 2018)
4.70	English Translation of Powers of Attorney, each dated March 20, 2017 (incorporated by reference to Exhibit 10.70 of the F-1/A with filing date at January 5, 2018)
4.71	English Translation of Loan Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated February 10, 2017 (incorporated by reference to Exhibit 10.71 of the F-1/A with filing date at January 5, 2018)
4.72	Loan Agreement between Ambow Education Holding Ltd. And Sino Accord Investment Limited, dated April 5, 2017 (incorporated by reference to Exhibit 10.72 of the F-1/A with filing date at March 8, 2018)
4.73	Supplementary Agreement between Ambow Education Holding Ltd. And Sino Accord Investment Limited, dated March 7, 2018 (incorporated by reference to Exhibit 10.73 of the F-1/A with filing date at March 8, 2018)
4.74	English Translation of Loan Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. And Suzhou Zhixinliren Investment Co., Limited, dated April 5, 2017 (incorporated by reference to Exhibit 10.74 of the F-1/A with filing date at March 8, 2018)
4.75	English Translation of Supplementary Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. And Suzhou Zhixinliren Investment Co., Limited, dated March 7, 2018 (incorporated by reference to Exhibit 10.75 of the F-1/A with filing date at March 8, 2018)
4.76	English Translation of Equity Transfer Agreement of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated August 31, 2017 (incorporated by reference to Exhibit 10.76 of the F-1/A with filing date at March 8, 2018)
4.77	English Translation of Equity Transfer Agreement – Amendment 1 of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated August 31, 2017 (incorporated by reference to Exhibit 10.77 of the F-1/A with filing date at March 8, 2018)
4.78	English Translation of Equity Transfer Agreement – Amendment 2 of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated December 12, 2017 (incorporated by reference to Exhibit 10.78 of the F-1/A with filing date at March 8, 2018)
4.79	English Translation of Equity Transfer Agreement – Amendment 3 of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated December 21, 2017 (incorporated by reference to Exhibit 10.79 of the F-1/A with filing date at March 8, 2018)
4.80	English Translation of Equity Transfer Agreement – Amendment 4 of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated March 2, 2018 (incorporated by reference to Exhibit 10.80 of the F-1/A with filing date at March 8, 2018)

8.1	List of Subsidiaries and Consolidated Affiliated Entities*
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*

*	Filed with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

	By:	/s/ Jin Huang

Dr. Jin Huang
President and Chief Executive Officer

	By:	/s/ Kia Jing Tan

Kia Jing Tan
Chief Financial Officer

Date: April 18, 2018

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of Ambow Education Holding Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ambow Education Holding Ltd. and Subsidiaries (the “Company”) as of December 31, 2016 and 2017, and the related consolidated statements of operations and comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of Ambow Education Holding Ltd., as of December 31, 2016 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2013

Guangzhou, China
April 18, 2018

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2016	2017	2017
		RMB	RMB	US$
				Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	4	196,900	195,303	30,018
Restricted cash	4	2,350	2,350	361
Short term investments, available for sale	5	174,811	128,042	19,680
Short term investments, held to maturity	5	64,700	93,000	14,294
Accounts receivable, net	6	13,576	24,511	3,767
Amounts due from related parties	25	1,823	-	-
Prepaid and other current assets, net	7	153,867	129,517	19,906
Consideration receivable, net	8	8,500	-	-
Total current assets		616,527	572,723	88,026
Non-current assets:
Property and equipment, net	10	88,007	168,423	25,886
Land use rights, net		1,892	1,848	284
Intangible assets, net	11	94,708	96,769	14,873
Goodwill	12	67,954	73,166	11,245
Prepayment for acquisition of property	10	71,024	-	-
Deferred tax assets, net	19	6,554	8,222	1,264
Long-term loan receivables	9	-	42,677	6,559
Other non-current assets, net	13	6,357	13,592	2,089

Total non-current assets		336,496	404,697	62,200

Total assets		953,023	977,420	150,226

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2016	2017	2017
		RMB	RMB	US$
				Note 3(a)
LIABILITIES
Current liabilities:
Deferred revenue (including consolidated VIE amount without recourse to the Company of RMB 99,298 and RMB 109,878 as of December 31, 2016 and 2017, respectively)		109,484	114,396	17,582
Accounts payable (including consolidated VIE amount without recourse to the Company of RMB 16,009 and RMB 19,809 as of December 31, 2016 and 2017, respectively)		26,738	23,414	3,598
Accrued and other liabilities (including consolidated VIE amount without recourse to the Company of RMB 200,230 and RMB 219,009 as of December 31, 2016 and 2017, respectively)	14	372,821	418,998	64,399
Income taxes payable (including consolidated VIE amount without recourse to the Company of RMB 198,176 and RMB 201,810 as of December 31, 2016 and 2017, respectively)		321,297	202,314	31,095
Amounts due to related parties (including consolidated VIE amount without recourse to the Company of RMB 7,662 and RMB 3,430 as of December 31, 2016 and 2017, respectively)	25	7,662	3,430	527
Total current liabilities		838,002	762,552	117,201
Non-current liabilities:
Long-term borrowings from third party (including consolidated VIE amount without recourse to the Company of RMB nil and RMB nil as of December 31, 2016 and 2017, respectively)	15	-	39,205	6,026
Consideration payable for acquisitions (including consolidated VIE amount without recourse to the Company of RMB nil and RMB nil as of December 31, 2016 and 2017, respectively)	24	-	6,766	1,040
Other non-current liabilities (including consolidated VIE amount without recourse to the Company of RMB nil and RMB nil as of December 31, 2016 and 2017, respectively)		-	2,938	452
Total non-current liabilities		-	48,909	7,518

Total liabilities		838,002	811,461	124,719

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2016	2017	2017
		RMB	RMB	US$
				Note 3(a)
Commitments and contingencies	21

EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2016 and 2017)		-	-	-
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 33,990,680 and 34,206,939 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	17	636	640	98
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	17	90	90	14
Additional paid-in capital		3,453,227	3,456,307	531,225
Statutory reserve	23	81,007	20,036	3,079
Accumulated deficit		(3,424,149)	(3,316,715)	(509,770)
Accumulated other comprehensive income		5,705	6,876	1,056
Total Ambow Education Holding Ltd.’s equity		116,516	167,234	25,702
Non-controlling interests	29	(1,495)	(1,275)	(195)
Total equity		115,021	165,959	25,507
Total liabilities and equity		953,023	977,420	150,226

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$

NET REVENUES
- Educational program and services	22	395,715	412,016	432,754	66,513
- Intellectualized operational services	22	-	-	11,170	1,717
Total net revenues		395,715	412,016	443,924	68,230
COST OF REVENUES
- Educational program and services	22	(245,945)	(238,742)	(249,400)	(38,332)
- Intellectualized operational services	22	-	-	(6,995)	(1,075)
Total cost of revenues		(245,945)	(238,742)	(256,395)	(39,407)

GROSS PROFIT		149,770	173,274	187,529	28,823
OPERATING EXPENSES
Selling and marketing		(55,511)	(41,818)	(36,710)	(5,642)
General and administrative		(280,634)	(145,513)	(142,252)	(21,864)
Research and development		(7,308)	(7,572)	(6,262)	(962)
Impairment loss	7,10,11,12	(162,351)	(22,402)	-	-
Total operating expenses		(505,804)	(217,305)	(185,224)	(28,468)

OPERATING (LOSS) INCOME		(356,034)	(44,031)	2,305	355

OTHER INCOME (EXPENSE)
Interest (expense) income, net	5, 16	(51,015)	5,941	5,191	798
Foreign exchange (loss) gain, net		(183)	84	(522)	(80)
Other income, net		486	2,570	1,652	254
Income on reconsolidation of previously deconsolidated entities	28	14,127	-	-	-
Gain on disposal of subsidiaries	27	-	-	38,145	5,863
(Loss) Gain on sale of investment available for sale	5	(2,786)	4,329	8,768	1,348

Total other (expenses) income		(39,371)	12,924	53,234	8,183

(LOSS) INCOME BEFORE INCOME TAX, NON-CONTROLLING INTERESTS, AND DISCONTINUED OPERATIONS		(395,405)	(31,107)	55,539	8,538
Income tax benefit (expense)	19	118,963	(5,911)	(9,614)	(1,478)

(LOSS) INCOME FROM CONTINUING OPERATIONS		(276,442)	(37,018)	45,925	7,060
Income on and from sale of discontinued operations, net of income tax	26	340,798	-	-	-

NET INCOME (LOSS)		64,356	(37,018)	45,925	7,060
Less: Net income (loss) attributable to non-controlling interests from continuing operations		606	(1,318)	(538)	(83)
Less: Net income attributable to non-controlling interests from discontinued operations		11	-	-	-

NET INCOME (LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.		63,739	(35,700)	46,463	7,143

NET INCOME (LOSS)		64,356	(37,018)	45,925	7,060

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign translation adjustments		7,869	(1,160)	3,876	596
Unrealized gains on short term investments
Unrealized holding (loss)/gains arising during period		(1,105)	5,622	2,901	446
Less: reclassification adjustment for (loss)/gains included in net income		(2,089)	3,870	5,606	862
Other comprehensive income		8,853	592	1,171	180
TOTAL COMPREHENSIVE INCOME (LOSS)		73,209	(36,426)	47,096	7,240

Net (loss) income from continuing operations per share-basic		(7.52)	(0.93)	1.20	0.18

Net (loss) income from continuing operations per share-diluted	20	(7.52)	(0.93)	1.18	0.18

Net income from discontinued operations per share - basic and diluted (1)	20	9.25	-	-	-

Weighted average shares used in calculating basic net income (loss) per share	20	36,848,816	38,469,234	38,826,800	38,826,800
Weighted average shares used in calculating diluted net income (loss) per share	20	36,848,816	38,469,234	39,303,760	39,303,760
Share-based compensation expense included in:
- Selling and marketing		457	-	-	-
- General and administrative		49,371	7,828	4,640	713
- Research and development		289	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

(1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Ambow Education Holding Ltd.’s 1 for 30 reverse stock split, which was effective on September 4, 2015.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class B Ordinary		Class C Ordinary				Retained	Accumulated
		shares		shares		shares		Additional		Earnings	other	Non-
		(Note 17)		(Note 17)		(Note 17)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit)	income (deficit)	Interest	Equity (deficit)
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015		27,552,058	487	2,984,775	87	-	-	3,325,288	80,777	(3,451,958)	(3,740)	(4,247)	(53,306)
Conversion of Class B ordinary shares to Class A ordinary shares		2,984,775	87	(2,984,775)	(87)	-	-	-	-	-	-	-	-
Exchange of Class A ordinary shares for Class C ordinary shares		(4,708,415)	(90)	-	-	4,708,415	90	-	-	-	-	-	-
Conversion of convertible loans to ordinary shares	16	7,244,013	134	-	-	-	-	70,012	-	-	-	-	70,146
Share-based compensation	18, 25(c)	-	-	-	-	-	-	50,117	-	-	-	-	50,117
Issuance of ordinary shares for restricted stock award	18	484,331	9	-	-	-	-	(9)	-	-	-	-	-
Appropriation to statutory reserves	23	-	-	-	-	-	-	-	228	(228)	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	-	-	(1,215)	-	(1,215)
Disposal of subsidiaries	26	-	-	-	-	-	-	-	-	-	9,084	5,845	14,929
Capital injection from minority shareholders	29	-	-	-	-	-	-	-	-	-	-	163	163
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	-	-	984	-	984
Non-controlling interests from reconsolidation of previously deconsolidated entities	28	-	-	-	-	-	-	-	-	-	-	(3,351)	(3,351)
Net income		-	-	-	-	-	-	-	-	63,739	-	617	64,356
Balance as of December 31, 2015		33,556,762	627	-	-	4,708,415	90	3,445,408	81,005	(3,388,447)	5,113	(973)	142,823

The accompanying notes are an integral part of these consolidated financial statements.

(1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Ambow Education Holding Ltd.’s 1 for 30 reverse stock split, which was effective on September 4, 2015.

 AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class B Ordinary		Class C Ordinary				Retained	Accumulated
		shares		shares		shares		Additional		Earnings	other	Non-
		(Note 17)		(Note 17)		(Note 17)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit)	income (deficit)	Interest	Equity (deficit)
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016		33,556,762	627	-	-	4,708,415	90	3,445,408	81,005	(3,388,447)	5,113	(973)	142,823
Share-based compensation	18	-	-	-	-	-	-	7,828	-	-	-	-	7,828
Issuance of ordinary shares for restricted stock award	18	433,918	9	-	-	-	-	(9)	-	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	-	-	(1,160)	-	(1,160)
Appropriation to statutory reserves	23	-	-	-	-	-	-	-	2	(2)	-	-	-
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	-	-	1,752	-	1,752
Capital injection from minority shareholders	29	-	-	-	-	-	-	-	-	-	-	796	796
Net loss		-	-	-	-	-	-	-	-	(35,700)	-	(1,318)	(37,018)
Balance as of December 31, 2016		33,990,680	636	-	-	4,708,415	90	3,453,227	81,007	(3,424,149)	5,705	(1,495)	115,021

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class B Ordinary		Class C Ordinary				Retained	Accumulated
		shares		shares		shares		Additional		Earnings	other	Non-
		(Note 17)		(Note 17)		(Note 17)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit)	income (deficit)	Interest	Equity (deficit)
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017		33,990,680	636	-	-	4,708,415	90	3,453,227	81,007	(3,424,149)	5,705	(1,495)	115,021
Share-based compensation	18	-	-	-	-	-	-	4,640	-	-	-	-	4,640
Issuance of ordinary shares for restricted stock award	18	216,259	4	-	-	-	-	(4)	-	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	-	-	3,876	-	3,876
Appropriation to statutory reserves	23	-	-	-	-	-	-	-	202	(202)	-	-	-
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	-	-	(2,705)	-	(2,705)
Buy-outs of non-controlling interests	29	-	-	-	-	-	-	(1,556)	-	-	-	758	(798)
Disposal of subsidiaries	27	-	-	-	-	-	-	-	(61,173)	61,173	-	-	-
Net income (loss)		-	-	-	-	-	-	-	-	46,463	-	(538)	45,925
Balance as of December 31, 2017		34,206,939	640	-	-	4,708,415	90	3,456,307	20,036	(3,316,715)	6,876	(1,275)	165,959

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities
Net income (loss)	64,356	(37,018)	45,925	7,060
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	45,690	24,997	22,673	3,485
Share-based compensation expense	50,117	7,828	4,640	713
Bad debt provision	42,960	1,727	5,090	782
Foreign exchange loss (gain), net	183	(84)	522	80
Impairment loss	162,351	22,402	-	-
Deferred income tax	(128,818)	1,030	(2,127)	(327)
Disposal (gain) from subsidiaries	(343,912)	-	(38,145)	(5,863)
Disposal loss from property and equipment	536	534	90	14
Interest expense	56,549	-	-	-
Loss from equity method investment	-	10	16	2
Income on reconsolidation of previously deconsolidated entities	(14,127)	-	-	-
Changes in operating assets and liabilities:
Accounts receivable	(3,513)	(2,298)	(10,272)	(1,579)
Prepaid and other current assets	(18,203)	510	20,090	3,088
Amounts due from related parties	933	24	1,523	234
Other non-current assets	(625)	(189)	(5,754)	(884)
Accounts payable	(1,925)	(1,653)	4,297	660
Accrued and other liabilities	34,400	2,605	(38,071)	(5,851)
Income tax payable	6,902	3,512	10,764	1,654
Deferred revenue	8,800	(6,402)	3,386	520
Amounts due to related parties	(2,773)	-	(4,232)	(650)
Other non-current liabilities	-	-	(205)	(32)
Net cash (used in) provided by operating activities	(40,119)	17,535	20,210	3,106
Cash flows from investing activities
Purchase of available-for-sale investments	(216,860)	(442,790)	(241,200)	(37,072)
Proceeds from available-for-sale investments	114,570	373,917	284,363	43,706
Purchase of held-to-maturity investments	(527,870)	(651,470)	(558,730)	(85,875)
Maturity and proceeds from held-to-maturity investments	376,080	738,560	530,430	81,526
Maturity of term deposits	9,850	1,150	-	-
Prepayment for acquisition of property	-	(71,024)	-	-
Purchase of property and equipment	(7,612)	(7,442)	(7,745)	(1,190)
Prepayment for leasehold improvement	(4,265)	(3,854)	(13,325)	(2,048)
Proceeds from disposal of property and equipment	943	-	-	-
Purchase of intangible assets	-	(1,225)	(1,110)	(171)
Purchase of subsidiaries (including cash payment in relation to prior acquisitions), net of cash acquired	(14,000)	-	(833)	(128)
Prepayment for purchase of minority interest	-	-	(4,504)	(692)
Purchase of other non-current assets	-	(1,040)	(640)	(98)
Proceed from disposal of subsidiaries, net of cash balance at disposed entities	287,378	-	(4,309)	(662)
Proceed from transferring financial assets	40,000	-	-	-
Purchase of minority interest	-	-	(798)	(123)
Long-term loan receivables	-	-	(42,677)	(6,559)
Net cash provided by (used in) investing activities	58,214	(65,218)	(61,078)	(9,386)

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from financing activities
Proceeds from minority shareholder capital injection	163	796	-	-
Proceeds from issuing convertible loan	50,000	-	-	-
Proceeds from short-term borrowings	2,300	-	-	-
Proceeds from long-term borrowings	-	-	39,205	6,026
Repayments of short-term borrowings	(39,633)	(2,300)	-	-
Net cash provided by (used in) financing activities	12,830	(1,504)	39,205	6,026

Changes in cash, cash equivalents and restricted cash included in assets held for sale	38,063	-	-	-

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(2,968)	84	66	10

Net change in cash, cash equivalents and restricted cash	66,020	(49,103)	(1,597)	(244)
Cash, cash equivalents and restricted cash at beginning of year	182,333	248,353	199,250	30,624

Cash, cash equivalents and restricted cash at end of year	248,353	199,250	197,653	30,380
Supplemental disclosure of cash flow information
Income tax paid	(1,659)	(1,639)	(932)	(143)
Interest paid	(14,316)	(115)	-	-
Supplemental disclosure of non-cash investing and financing activities:
Conversion of convertible loan to ordinary shares and waiver of related accrued interest expenses	70,146	-	-	-
Waiver of receivables in connection with disposal of subsidiaries	18,195	-	-	-
Derecognition of assets other than cash of disposed subsidiary	-	-	25,152	3,866
Derecognition of liabilities of disposed subsidiary, net of recognized amount due to the disposed subsidiary	-	-	67,606	10,391
Contingent consideration of purchase of subsidiary	-	-	6,766	1,040

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

The Group conducted a restructuring that occurred in May 2014 by taking a loan facility from China Education Investment Holding Limited (“CEIHL”) which converted principal outstanding into economic interest in the Company. Please refer to Note 16 for details.

By the end of 2014, the Company conducted a series of acquisition and disposal of entities. As of December 31, 2014, 23 operational entities remained.

On April 8, 2015, the Group disposed all of the 100% equity interest in Beijing Jinghan Education and Technology Co., Ltd. (“Beijing JH Tutoring”) and Beijing Jinghan Taihe Education Technology Co., Ltd. (“Beijing JT Tutoring”), and all of the 64% equity interest in Ambow Jingxue (Beijing) Technology Co., Ltd, which are hereinafter collectively referred to as the “Jinghan Group”. Please refer to Note 26 for details.

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

On June 29, 2017, the shareholders of VIEs, which include Shanghai Ambow Education Information Consulting Co., Ltd. (“Shanghai Ambow”) and Ambow Sihua Education and Technology Co., Ltd. (“Ambow Sihua”), terminated their share pledge agreements, call options agreements, loan agreements, powers of attorney and exclusive consulting and service agreements with Beijing Ambow Online Software Co., Ltd. (“Ambow Online”); and entered into such contractual agreements with Ambow Shengying Education and Technology Co., Ltd. (“Ambow Shengying”) instead. As of June 29, 2017, the shareholders of VIE, Beijing Normal University Ambow Education Technology Co., Ltd. (“Ambow Shida”), terminated their share pledge agreements, call options agreements, loan agreements, powers of attorney and exclusive consulting and service agreements with Ambow Online; and entered into such contractual agreements with Beijing Ambow Chuangying Education and Technology Co., Ltd. (“Ambow Chuangying”) instead. Through the renewal of such contractual agreements, the Company through its subsidiaries, continued to control the operation decisions of the VIEs. Therefore, the accounts and operations of the VIEs and their subsidiaries remain unchanged in the Group’s consolidated financial statements.

On August 31, 2017, the Company sold the 100% equity interest in Ambow Online to a third party for nil consideration. After the disposal, Ambow Online and its remaining VIE Suzhou Wenjian Venture Investment Management Consulting Co., Ltd. (“Suzhou Wenjian”) were not consolidated by the Company. On September 30, 2017, the Company sold the 100% equity interest in 21st Century Training Center to a third party, with a consideration of RMB 1 yuan. After the disposal, 21st Century Training Center was not consolidated by the Company. Please refer to Note 27 for details.

The Company established IValley Co., Ltd. (“IValley”) on March 13, 2017. IValley is a VIE of Ambow Education Management (Hong Kong) Limited. The Company established IValley Beijing Technology Co. Ltd. (“IValley Beijing”) on September 15, 2017. IValley Beijing is a wholly owned subsidiary of IValley. IValley Beijing’s business is to design, purchase, modify and integrate electronic equipment and devices, and develop mobile APP, performed by engineers and IT development and operational personnel, for end users to utilize office facilities, manage resources and administrative matters.

The Company established Ambow BSC Inc. on February 14, 2017. Ambow BSC Inc. is a 100% subsidiary of the Company. On November 20, 2017, Ambow BSC Inc. acquired 100% of the outstanding shares of common stock of Bay State College Inc. Bay State College Inc. is a Massachusetts corporation that owns and operates Bay State College, a higher education institution offering career-focused post-secondary educational services. Please refer to Note 24 for details.

b.	Nature of operations

The Group is a national provider of educational and career enhancement services in the People’s Republic of China (“PRC”). The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates. The Group launched intellectualized operational services for schools and corporate clients to optimizing their teaching and operating environment in 2017.

c.	Major subsidiaries and VIEs

As of December 31, 2017, the Company’s major subsidiaries and VIEs include the following entities:

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Subsidiaries

Ambow Education Co., Ltd.	January 25, 2005	Cayman Islands	Investment Holding

Ambow Education Ltd.	June 6, 2007	Cayman Islands	Investment Holding

Ambow Education (Hong Kong) Ltd.	December 17, 2007	Hong Kong	Investment Holding

Beijing Ambow Chuangying Education and Technology Co., Ltd.	January 18, 2008	PRC	Investment Holding

Wenjian Gongying Venture Investment Enterprise	July 20, 2009	PRC	Investment Holding

Ambow (Dalian) Education and Technology Co., Ltd.	March 10, 2009	PRC	Career Enhancement and Investment Holding

Ambow Education Management (Hong Kong) Ltd.	November 9, 2009	Hong Kong	Investment Holding

Name	Date of incorporation or establishment or acquisition	Place of Incorporation (or establishment) /operation	Principal activity

Ambow Education Management Ltd.	June 6, 2007	Cayman Islands	Investment Holding

Ambow Shengying	October 13, 2008	PRC	Investment Holding

Tianjin Ambow Yuhua Software Information Co., Ltd. (“Ambow Yuhua”)	March 31, 2010	PRC	Software Product and Investment Holding

Ambow University Inc.	July 5, 2016	United States	Investment Holding

Ambow BSC Inc.	February 14, 2017	United States	Investment Holding

Bay State College Inc.	November 20, 2017	United States	Career Enhancement

Variable interest entities (“VIEs”)

Beijing Normal University Ambow Education Technology Co., Ltd. (“Ambow Shida”)	July 30, 2004	PRC	Investment Holding

Shanghai Ambow Education Information Consulting Co., Ltd. (“Ambow Shanghai”)	May 16, 2006	PRC	Investment Holding

Ambow Sihua	April 17, 2007	PRC	Investment Holding

Ambow Rongye	September 8, 2015	PRC	Investment Holding

Ambow Zhixin	October 14, 2015	PRC	Investment Holding

IValley	March 13, 2017	Taiwan	Investment Holding

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity
Subsidiaries of VIEs

Jinan Wangrong Investment Consulting Co., Ltd.	May 21,2010	PRC	Career Enhancement

Hebei Yuanlong Corporate Management Co., Ltd. (“Hebei YL Career Enhancement”)	January 13, 2011	PRC	Career Enhancement

Beijing Genesis Education Group (“Genesis Career Enhancement”)	May 1, 2011	PRC	Career Enhancement

Changsha Newer Education Consulting Co., Ltd. (“Changsha Career Enhancement”)	September 16, 2002	PRC	Career Enhancement

Kunshan Ambow	August 28, 2008	PRC	Career Enhancement

Shanghai Hero Further Education Institute	January 9, 2009	PRC	Career Enhancement

Beijing Century Tutoring	April 1, 2002	PRC	Tutoring

Beijing Ambow Dacheng Education and Technology Co., Ltd.	December 2, 2013	PRC	Career Enhancement

Shanghai Tongguo Education Technology Co., Ltd (“Shanghai Tongguo”)	June 1, 2014	PRC	Career Enhancement

Suzhou Jiaxue	January 21, 2016	PRC	Career Enhancement

Huanyu Liren	April 27, 2016	PRC	Career Enhancement

IValley Beijing	September 15, 2017	PRC	Others

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Schools of VIEs

Changsha Study School (“Changsha Tutoring”)	June 1, 1984	PRC	Tutoring

Beijing YZ Tutoring	December 30, 1994	PRC	Tutoring

Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”)	June 18, 1999	PRC	K-12 School

Shenyang Universe High School (“Shenyang K-12”)	December 8, 2003	PRC	K-12 School

Shuyang Galaxy School (“Shuyang K-12”)	November 1, 2008	PRC	K-12 School

Beijing Haidian Ambow Xinganxian Training School	March 28, 2005	PRC	Tutoring

Beijing Huairou Xinganxian Training School	March 10, 2011	PRC	Tutoring

The names of certain schools or companies referred to above represent management’s best effort in translating the Chinese names of these entities as no English names for these entities have been registered.

d.	VIE arrangements

VIEs of the Company

PRC regulations restrict foreign owned companies from directly investing in certain businesses providing educational services in PRC. In order to comply with these regulations, through its PRC subsidiaries, the Company has entered into exclusive technical consulting and service agreements (the “Service Agreements”) with a number of VIEs in PRC, which are able to provide such educational services.

The Company has chosen to operate the intellectualized operational service business in PRC through IValley, a Taiwan VIE. According to Taiwan related regulations, any individual, organization, or other institution of the Mainland Area, or any company it invests in any third area may not engage in any investment activity in the Taiwan Area unless permitted by the competent authorities. Hong Kong is considered a third area under Taiwan law. In order to comply with those regulations, through Ambow Education Management (Hong Kong) Ltd., the Company has entered into exclusive Service Agreements with IValley, which is able to provide the intellectualized operational services through its subsidiaries.

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

Through the contractual agreements described above, the following companies: Ambow Shida, Ambow Shanghai, Ambow Sihua, Ambow Rongye, Ambow Zhixin and IValley are considered to be VIEs in accordance with US GAAP for the following reasons:

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

Through the equity pledge arrangements, call option agreements and powers of attorney with the shareholders of VIEs, the Company controls decisions in relation to the operations of the VIEs, VIE’s subsidiaries and schools controlled. Specifically, the Company can make the following decisions which most significantly affect the economic performance of the VIEs:

•	The Company has the power to appoint the members of the VIE’s board of directors and senior management as a result of the powers of attorney;

•	The Company is closely involved in the daily operation of the VIE via appointing management personnel such as VP and other staff to oversee the operation of the VIEs;

•	Generally, the VIE’s board of directors and senior management may (1) modify the articles of the schools / centers; (2) approve the department structure of the schools / centers, and (3) approve the division, combination, termination of the schools / centers;

•	The principals of the schools are involved in curriculum design, course delivery, hiring teachers, student recruitment, and approving school budgets and monthly spending plan; and

•	The principals sign significant contracts on behalf of the schools / training centers such as service arrangement, leasing contract etc.

Further, the Company is also able to make the following decisions that enable it to receive substantially all of the economic returns from the VIEs:

•	The Company has the exclusive right to provide management / consulting services to VIEs. Given the Company controls the VIE’s board of directors, the Company has the discretion to set the service fees which enable the Company to extract the majority of the profits from the Company;

•	The Company has the right to renew the service contracts indefinitely, which ensures the Company will be able to extract profits on a perpetual basis.

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

Subsidiaries of the VIEs

The Company conducts education and intellectualized operational service business in PRC primarily through contractual arrangements among the Group’s subsidiaries and VIEs in PRC and Taiwan.

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

According to the Law for Promoting Private Education, which regulates the education industry in China, schools not requiring reasonable returns are prohibited from distributing annual dividends. The Company through the VIEs has the power to direct the schools’ most significant activities as long as the VIEs remain the equity holders of the schools and has the obligation to absorb operating losses and the rights to receive the schools’ expected residual returns. The Company is able to extract profits through technical service agreements / software agreements. Therefore, the Company through the VIEs is the primary beneficiary of the schools not requiring reasonable returns and consolidates them under the VIE model.

Aggregation of VIEs

The Company identifies and aggregates its subsidiaries and VIEs with similar nature for consolidation and reporting purpose. The VIEs and their schools and centers have very similar characteristics and are facing similar kinds/levels of risks:

•	The principal business of the VIEs are sponsors of the schools and centers, or the controlling shareholders of the companies which are the sponsors of the schools and centers;

•	All the schools of the VIEs require licenses from MOE (or commercial and business regulators if they are registered as companies);

•	The schools and centers, in addition to holding the business/education licenses, have to operate by conducting all necessary activities, including but not limited to, acquiring and provisioning of appropriate facilities, hiring and management of teachers and supporting staff, recruitment of students and course/training delivery;

•	The schools and centers operated their business in the education industry and hence subject to the regulations and risks associated with the industry; and

•	For the VIEs, schools and centers registered and located in PRC, they are facing similar risks in related to governmental, economic and currency. For VIE registered in Taiwan, its subsidiaries locate in PRC and facing similar risks in related to governmental, economic and currency with other VIEs.

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

There are uncertainties as to whether the Company can maintain the Taiwan VIE structure in the future. If Ambow Education Management (Hong Kong) Ltd. is classified as "organization of the Mainland Area", there may be a material impact to the viability to our current corporate structure, corporate governance and business operations. The Company may potentially be subject to fines and/or administrative or criminal liabilities.

The Company’s operations depend on the VIEs and their respective shareholders to honor their contractual agreements with the Company. All of these agreements between the Company and Ambow Shida, Ambow Shanghai, Ambow Sihua, Ambow Rongye and Ambow Zhixin are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Agreements between the Company and IValley are governed by Taiwan laws and regulations and provide for the resolution of disputes through arbitration in the Taipei. The management believes that the VIE agreements are in compliance with PRC and Taiwan laws and are legally enforceable.

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

In addition, if the Company is unable to maintain effective control over its VIEs, the Company would not be able to continue to consolidate the Group’s VIEs’ financial results with its financial results. The Company’s ability to conduct its education business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate Ambow Shanghai, Ambow Shida, Ambow Sihua, Ambow Rongye, Ambow Zhixin and IValley, their respective schools and subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over these entities and their respective schools and subsidiaries and their shareholders, and it may lose the ability to receive economic benefits from these respective entities, schools and subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the subsidiaries or the VIEs, and believes that the risk of losing the ability to maintain effective control over its VIEs is remote.

Currently there are no contractual arrangements that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its PRC educational and career enhancement services through the VIEs and their subsidiaries, and PRC intellectualized operational services through IValley and its subsidiaries, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss.

Financial information of the VIEs and their subsidiaries/schools:

The combined financial information of the Group’s VIEs and, as applicable, subsidiaries/schools of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Total assets	750,264	706,096
Total liabilities	521,375	553,936

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenue	385,819	409,391	426,118
Net income (loss)	370,818	(12,805)	41,636

The following table sets forth cash and cash equivalents held by the Group’s VIEs and non-VIE in PRC by RMB currency as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	RMB	RMB
VIEs in PRC	173,772	169,178
Non-VIEs in PRC	19,425	4,178
Total RMB	193,197	173,356

2. GOING CONCERN

Liquidity and Capital Resources

The Group reported a net loss of RMB 37,018 and a net income of RMB 45,925 from continued operations for the years ended December 31, 2016 and 2017, which included a non-cash impairment loss of intangible assets and goodwill of RMB 22,402, and RMB 1,727 provision of prepaid and other current assets in 2016; and a non-cash impairment charge of RMB 5,090 related to provision of accounts receivable, prepaid and other current assets, and other non-current assets; and a non-cash disposal gain of subsidiaries of RMB 38,145 in 2017. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash provided by operating activities. As of December 31, 2017, the Group had RMB 195,303 in unrestricted cash and cash equivalents. The Group’s cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions.  As of December 31, 2017, the Group had RMB 181,181 in unrestricted cash and cash equivalents from VIEs. The Group’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB 189,829 as of December 31, 2017. The Group’s consolidated net assets were amounting to RMB 165,959 as of December 31, 2017. In addition the Group has lease commitment of RMB 161,349 as of December 31, 2017, of which RMB 33,774 was within one year.

Management plan and actions

The Group had approximately RMB 128,042 and RMB 93,000 short term investments, available for sale and short term investments, held to maturity as of December 31, 2017, which was held as short-term investments to be liquid on the expiration date before the end of 2018.

Historically, the Group has addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings and the sale of subsidiaries and other non-performing assets. From 2017 and onwards, the Group has established intellectualized operational services as a new revenue driving business which would also bring in operating funds, and will continue to focus on developing core cash-generating business and products, improving operation efficiency and cost reduction, and enhancing marketing function. Actions include expanding Financial Share Service Centers across the Group wide and standardizing the Group’s Finance and Operation Policies throughout the Group; implementing enhanced vendor review and selection processes as well as implementing ERP systems to standardize operations, enhance internal controls, and create synergy of the Group’s resources.

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

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.5063, representing the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

As mentioned in Note 1 (a) and Note 26, Jinghan Group have been disposed in 2015 and its operations have been classified as discontinued operations for the year ended December 31, 2015. The disposal of Jinghan Group has been completed by April 8, 2015.

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

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs.

d.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

e.	Restricted cash

Restricted cash relates to special deposit accounts required by the Education Commission for the purpose of preventing abusive use of tuition and fees of educational and training institutions.

f.	Short term investments

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

g.	Accounts receivable

Accounts receivable mainly represent the amounts due from the customers or students of the Company’s various subsidiaries and VIEs.

h.	Allowance for doubtful accounts

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

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20-40 years
Motor vehicles	5 years
Office and computer equipment	3-10 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

k.	Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability, it is subsequently remeasured at fair value at each reporting date with changes in fair value reflected in earnings.

Business combinations occurred during the year ended December 31, 2017 are disclosed in Note 24.

l.	Intangible assets

Intangible assets represent brand, software, trade name, student population, corporative agreement, customer relationship, favorable lease, and non-compete agreement. The software was initially recorded at historic acquisition costs or cost directly incurred to develop the software during the application development stage that can provide future benefits, and amortized on a straight-line basis over estimated useful lives.

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The Group reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (See Note 11):

Software	2 years to 10 years
Student populations	1.8 years to 15 years
Cooperative agreements	1.3 years to 10 years
Favorable leases	0.8 years to 20 years
Trade names	Indefinite
Brand	Indefinite

The Group has determined that trade names and brand have the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective trade names and brand. Consequently, the carrying amounts of trade names and brand are not amortized but are tested for impairment annually in the fourth quarter or more frequently if events or circumstances indicate that the assets may be impaired. Such impairment test consists of a comparison of the fair values of the trade names with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names and brand exceed their fair values.

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

m.	Segments

The Group evaluates a reporting unit by first identifying its operating segments, and then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meets the definition of a business, the Group evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Group determines if the segments are economically similar and, if so, the operating segments are aggregated. The Group has three reportable segments in 2015 and 2016, and four reportable segments in 2017. For further details, see Note 22.

n.	Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination or an acquisition by an entity that are not individually identified and separately recognized. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The Group performed impairment analysis on goodwill as of September 30 every year either beginning with a qualitative assessment, or starting with the quantitative assessment instead. The quantitative goodwill impairment test compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit constitutes a business for which discrete profit and loss financial information is available. The fair value of each reporting unit is established using a combination of expected present value of future cash flows. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

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

o.	Impairment of long-lived assets

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

p.	Revenue recognition

The Group’s revenue is generated from delivering educational programs and services and intellectualized operational services. The Group’s customers include mainly students attending classes at its own schools, training centers or college; students attending classes run by the Group’s cooperative partners; corporate clients attending the Group’s outbound and management training classes; distributors whom the Group sells its services to; and corporate clients, colleges and universities who procure intellectualized operational services.

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

Following are the deferred revenue balances by segments as of December 31, 2016 and 2017.

	As of December 31,
	2016	2017
	RMB	RMB

Career Enhancement	34,264	21,496
K-12	60,944	77,394
Tutoring	14,276	15,506
Total	109,484	114,396

Intellectualized operational services

The Group enters into sales contractual arrangements related to its intellectualized operational services. The business is to design, purchase, modify and integrate electronic equipment and devices, and develop mobile APP, performed by engineers and IT development and operational personnel, for end users to utilize office facilities, manage resources and administrative matters. For each contract, revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured. If any of the aforementioned criteria are not met, the Group defers the recognition of revenue until all criteria are met. Arrangements for intellectualized operational services are on a fixed-price basis. Revenues from fixed-price contracts are recognized using the percentage-of-completion method as determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion. Estimated contract costs are reviewed monthly and revised as necessary. The Group reviews the estimated revenues and estimated costs on each project at the end of each reporting period. Any revisions to existing estimates are made when required by members of management having the relevant authority. As part of the review process, management regularly compares and analyzes the actual costs incurred and the estimate of costs to complete the projects to the total estimated costs and the total contract price. Management make revisions to existing estimates as needed based on the analysis performed and with proper level of approval in the period in which changes become known. As a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

q.	Cost of revenues

Cost of revenues for educational programs and services primarily consist of teaching fees and performance-linked bonuses paid to the teachers, rental payments for the schools and learning centers, depreciation and amortization of property, equipment and land use rights used in the provision of educational services, costs of educational materials.

Cost of revenues for intellectualized operational services primarily include cost of hardware, devices, materials and application services which were procured and integrated, subcontract cost to other service providers and labor cost of engineers and IT development and operational personnel.

r.	Leases

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

s.	Research and development

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

Capitalized internal use software and website development costs are included in intangible assets.

t.	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses of continuing operations were RMB 1,858, RMB 1,857 and RMB 2,701 for the years ended December 31, 2015, 2016 and 2017, respectively, and have been included as part of selling and marketing expenses.

u.	Foreign currency translation and transactions

The Group uses RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, Hong Kong, the British Virgin Islands and United States is the US$; the functional currency of the Company’s subsidiary in Taiwan is the TWD; while the functional currency of the other entities in the Group is the RMB. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ and TWD as their functional currency, has been translated into RMB. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for each quarter. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of shareholders’ equity and comprehensive income.

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

v.	Foreign currency risk

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

w.	Fair value of financial instruments

Financial instruments include cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, accounts receivable, accounts payable, borrowings and amounts due from and due to related parties. The carrying values of the financial instruments approximate their fair values due to their short-term maturities.

x.	Net income (loss) per share

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

y.	Income taxes

Income taxes are provided for in accordance with the laws of the relevant taxing authorities. Income tax expense has been allocated between continued and discontinued operations in all periods to reflect the respective net operating results. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All the deferred tax liabilities and assets have been classified as noncurrent in the consolidated balance sheets. The Group recognizes interest and penalties as income tax.

Deferred tax liabilities and assets are classified as noncurrent and presented with a netted off amount in the consolidated balance sheets as of December 31, 2016 and 2017, respectively.

z.	Uncertain tax positions

The Group adopted the guidance on accounting for uncertainty in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Group believes that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. The Group adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. See Note 19 (c) for additional information. In 2014, the Group received a document from the tax bureau cancelling Ambow Online’s preferential tax treatment. The Group took legal action to defend itself, and accrued the income tax and overdue fee for the year of 2014. In 2015 the Group lost the case and accrued the overdue fee by the end of 2015. In 2016 and eight months ended August 31, 2017, the Company accrued the overdue fee respectively. On August 31, 2017, the Company sold 100% of its equity interest in Ambow Online to a third party. As such, the accrued income tax payable and overdue fees have been deconsolidated from the Company’s financial reporting as of December 31, 2017. See Note 19 and 27 for details.

aa.	Comprehensive income

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

bb.	Share-based compensation

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

The results of discontinued operations in 2015 have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations for 2015 were combined with the cash flows from continuing operations within each of the three categories.

dd.	Loss contingencies

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

The Group reviews its contingent issues on a timely basis to identify whether the above conditions are met.

ee.	Recently issued accounting standards

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

In September 2017, the FASB issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842) adds SEC paragraphs pursuant to an SEC Staff Announcement made at the July 20, 2017 EITF Meeting, which addresses Transition Related to Accounting Standards Updates No. 2014-09, Revenue from Contracts with Customers (Topic 606), and No. 2016-02, Leases (Topic 842).

The Company will adopt ASU No. 2014-09 using the modified retrospective transition method to contracts that are not completed contracts as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 will be presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605. Under ASC 606 revenues is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Under ASC 605 revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured. The Company has assessed the impact that adopting this new accounting guidance will have on its consolidated financial statements and disclosures. Based on its evaluation of ASU No. 2014-09, the Company expects no material impact on its results of operations or cash flows in the periods after adoption.

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

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Company elected to early adopt this guidance on a retrospective basis and have applied the changes to the consolidated statements of cash flows for the years ended December 31, 2015, 2016 and 2017.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates Step 2 from the goodwill impairment test. Under the amendments in this update, an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. ASU 2017-04 is effective for the Company beginning in the first quarter of fiscal 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company has early adopted ASU 2017-04 in the third quarter of 2017 with the annual goodwill impairment tests. The adoption of ASU No. 2017-04 does not have a significant effect on its consolidated financial statements.

In February 2018, the FASB issued guidance to address the income tax accounting treatment of the tax effects within other comprehensive income due to the enactment of the Tax Cuts and Jobs Act (the “Tax Act”). This guidance allows entities to elect to reclassify the tax effects of the change in the income tax rates from other comprehensive income to retained earnings. The guidance is effective for periods beginning after December 15, 2018 although early adoption is permitted. In March 2018, the FASB issued ASU No. 2018-05, Income Tax (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 - the date on which the Tax Act was signed into law. The Company has completed the assessment of the adoption of this guidance on its consolidated financial statements, and will monitor future guidance with respect to the Transition Tax Provisions under the Tax Act, and true up the estimate as appropriate within one year measurement period.

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

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Cash and cash equivalents	246,303	196,900	195,303
Restricted cash	2,050	2,350	2,350
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	248,353	199,250	197,653

The following table provides a reconciliation of changes in cash, cash equivalents, and restricted cash included in assets held for sale that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Changes in cash and cash equivalents included in assets held for sale	36,063	-	-
Changes in restricted cash included in assets held for sale	2,000	-	-
Total changes in cash, cash equivalents, and restricted cash included in assets held for sale shown in the consolidated statements of cash flows	38,063	-	-

5. SHORT TERM INVESTMENTS

Short term investments consist of held-to-maturity investments and available-for-sale investments.

Held to maturity investments

Held-to-maturity investments consist of various fixed-income financial products purchased from Chinese commercial banks, which are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from thirty to thirty-five days, with annual interest rates ranging from 4.89% to 6.00% and matured and fully collected with principal and interest as of the date of this report. They are classified as short term investments on the consolidated balance sheets as its contractual maturity dates are less than one year. The repayments of principal of the financial products are not guaranteed by the Chinese commercial banks from which the fixed income financial products were purchased. Historically, the Company has received the principal and the interest in full upon maturity of these investments.

While these fixed-income financial products are not publicly traded, the Company estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. No OTTI loss was recognized for the year ended December 31 2017.

Available-for-sale investments

Investments other than held-to-maturity are classified as available-for-sale investments, which consist of various adjustable-income financial products purchased from Chinese commercial banks. All the available for sale investments did not have maturity date. They are classified as short-term investments on the consolidated balance sheets as management intends to hold them for a period less than one year.

Available-for-sale securities are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The aging of all the available-for-sale investments were less than 12 months as of December 31, 2017. No OTTI loss was recognized for the year ended December 31 2017.

The amortized cost, gross unrealized gain in accumulated other comprehensive income, and estimated fair value of investments as of December 31, 2016 and 2017, are reflected in the tables below:

	As of December 31, 2016
	Amortized Cost	Gross unrealized gain in accumulated other comprehensive income	Estimated Fair value
	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	64,700	-	64,700

Available-for-sale investments
Adjustable-rate financial products	171,163	3,648	174,811

	As of December 31, 2017
	Amortized Cost	Gross unrealized gain in accumulated other comprehensive income	Estimated Fair value
	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	93,000	-	93,000

Available-for-sale investments
Adjustable-rate financial products	128,000	42	128,042

Interest income recognized on held-to-maturity investments for years ended December 31, 2015, 2016 and 2017 were as follows:

	Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD

Interest income recognized on held-to-maturity investments	7,027	4,078	3,799	584

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB

Accounts receivable	13,576	25,257
Less: Allowance for doubtful accounts	-	(746)
Accounts receivable, net	13,576	24,511

Allowance for doubtful accounts:

	As of December 31,
	2016	2017
	RMB	RMB

Balance at beginning of year	(116,615)	-
Addition (Note i)	-	(746)
Written off	116,615	-
Balance at end of year	-	(746)

(Note i) Full provision was provided to receivables due from different customers due to the remote collectability as of December 31, 2017. No bad debt provision was provided for the years ended December 31, 2015 and 2016.

7. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid and other current assets consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB

Amount due from minority shareholder (Note i)	54,023	-
Amount due from Xihua Group (Note ii)	49,800	49,800
Value added tax refundable (Note iii)	24,811	5,165
Due from former owners	5,743	5,743
Staff advances	6,008	5,857
Rental deposits	7,835	3,804
Prepaid professional services fees	3,045	6,513
Prepaid rental fees	3,533	5,520
Receivable from Zhenjiang operating rights (Note iv)	35,000	35,000
Receivable from Jinghan Group (Note v)	122,822	-
Others (Note vi)	20,302	23,327
Total before allowance for doubtful accounts	332,922	140,729
Less: allowance for doubtful accounts (Note vii)	(179,055)	(11,212)
Total	153,867	129,517

Allowance for doubtful accounts:

	As of December 31,
	2016	2017
	RMB	RMB

Balance at beginning of year	(195,254)	(179,055)
Addition (Note vii)	(1,727)	(2,690)
Decrease due to disposal of subsidiary (Note iii)	-	19,647
Written off (Note i and v)	17,926	150,886
Balance at end of year	(179,055)	(11,212)

(Note i) The balance represented Shenyang K-12’s amount due from its minority shareholder amounting to RMB 54,023, which was tuition fees that have been collected from students but were misappropriated by its minority shareholder. As of December 31, 2016, full provision was provided as the collectability was remote. As of December 31, 2017, such provision was written off after all collection efforts have been exhausted and the potential for recovery was remote.

(Note ii) A payable balance amounted to RMB 49,800 was recorded by a subsidiary prior to its acquisition by the Group, and such payable was indemnified by Xihua Investment Group (“Xihua Group). No provision was made for the indemnity. The indemnity balance was still outstanding as of the date of issuance of the financial statements.

(Note iii) Management considered the collectability of VAT refund was remote as a result of tax dispute between Ambow Online, Yuhua and the tax authority, as disclosed in Note 19(c), the Group provided a provision amounting to RMB 24,811 as of December 31, 2016. The Group disposed Ambow Online to a third party as at August 31, 2017, please see Note 27 for detail. VAT refundable of Ambow Online and the relative bad debt amount of RMB 19,647 were derecognized accordingly.

(Note iv) The balance represented the prepaid operating rights to the Zhenjiang Foreign Language School and Zhenjiang International School. The Group started a negotiation of returning the operating right back to the original owner Zhenjiang Education Investment Center in the third quarter of 2011. As a result, the prepaid operating rights have been reclassified as receivable since then. As of December 31, 2016 and 2017, the payable balance to Zhenjiang Foreign Language School amounted to RMB 36,770 and RMB 36,770, respectively (Note 14); therefore, no provision was made. As of the date of issuance of the financial statements, the negotiation was still in progress.

(Note v) In the year ended December 31, 2017, bad debt provision of RMB 96,863 was written off after all collection efforts have been exhausted and the potential for recovery was remote; and the rest receivable of RMB 25,959 was net off with the payable after assessing the remote possibility to collect from and pay to Jinghan Group.

(Note vi) Others mainly included inventory, prepaid education supplies, prepaid outsourcing service fee, and other miscellaneous items with trivial amounts.

(Note vii) Other addition of allowance during the years of 2017 and 2016 was mainly provided against third parties and former employees due to the remote recoverability.

8. CONSIDERATION RECEIVABLE, NET

Consideration receivables consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB

Receivables resulting from disposals (Note i)	14,000	-
Less: allowance for doubtful accounts (Note i)	(5,500)	-
Total	8,500	-

(Note i) The cost of consideration receivable came from the disposal of subsidiaries in 2011. Bad debt of RMB 5,500 has been provided in past few years. In the year ended December 31, 2017, the Company reached an agreement with the third party to offset the receivable due from and payable due to it at amount of RMB 8,500, and bad debt provision of RMB 5,500 was written off after all collection efforts have been exhausted and the potential for recovery was remote.

9. LONG-TERM LOAN RECEIVABLE

The following table sets forth the loan agreement in long-term loan receivable balance:

Date	Borrower	Lender	Amount (RMB)	Annual Interest Rate	Repayment Due Date
4/5/2017	Suzhou Zhixinliren Investments Co., Limited (“Suzhou Zhixinliren”)	Ambow Shengying	42,677	0%	4/4/2019

On April 5, 2017, Ambow Shengying entered into an agreement to provide an interest-free loan to Suzhou Zhixinliren in the amount of RMB 42,677, with a maturity of April 4, 2018. On March 7, 2018, Ambow Shengying entered into a supplementary agreement with Suzhou Zhixinliren to extend the term of loan for additional one year. The extended maturity date of the loan is April 4, 2019. Suzhou Zhixinliren is a non-affiliate third party to the Company.

As of December 31, 2016 and 2017, the Company has RMB nil and RMB 42,677 of loan receivable from Suzhou Zhixinliren.

In order to meet the Company’s acquisition fund and working capital needs in US Dollars, on April 5, 2017, the Company entered into an agreement to receive an interest-free loan from Sino Accord Investments Limited (“Sino Accord”) in the amount of US$ 6,000 (equivalent to RMB 39,205). The due date of the loan is April 4, 2018. On March 7, 2018, the Company entered into a supplementary agreement with Sino Accord to extend the term of loan for additional one year. The extended maturity date of the loan is April 4, 2019. Sino Accord is a non-affiliated party to the Company. Through an understanding among the Company, Ambow Shengying, Suzhou Zhixinliren and Sino Accord, the long-term borrowing due to Sino Accord at amount of US$ 6,000 is correlated to the loan receivable at amount of RMB 42,677. It is the understanding among the parties that when the long-term borrowing is repaid, the long-term loan receivable will similarly be collected.

10. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB

Buildings	64,222	127,914
Capital lease of property	12,000	12,000
Motor vehicles	6,173	4,054
Office and computer equipment	87,121	69,804
Leasehold improvements	70,321	72,542
Sub-total	239,837	286,314
Less: accumulated depreciation	(151,830)	(117,891)
Total	88,007	168,423

On December 30, 2016, the Group prepaid RMB 71,024 to purchase a new office property in Beijing, China with gross floor area approximately 1,500 square meters. The ownership of the property was transferred to the Company on January 20, 2017. Therefore the prepayment for acquisition of property was recognized as property as of December 31, 2017.

For the years ended December 31, 2015, 2016 and 2017, depreciation expenses of continuing operations were RMB 25,048, RMB 17,620 and RMB 17,103, respectively, which were recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses.

The prepaid long-term lease of Ambow Beijing campus was RMB 45,324, which commenced from March 1, 2012. In 2015 the Group recorded an impairment loss of RMB 38,814 of the capital lease of properties of Ambow Beijing Campus as it was not available for use. The original cost amounting to RMB 45,324 and the accumulated depreciation amounting to RMB 6,510 were fully written off in 2015.

The capital leases of properties of Shenyang K-12 School was RMB 12,000, which commenced from December 30, 2010. As at December 31, 2016 and 2017, the accumulated depreciation of Shenyang K-12 School’s capital lease of properties were RMB 3,750 and RMB 4,350 respectively. For the years ended December 31, 2015, 2016 and 2017, depreciation expenses were RMB 2,419, RMB 600 and RMB 600 respectively and recorded in cost of revenues.

As of December 31, 2017, the Group is in the process of applying for the building ownership certificates for certain buildings with a total net carrying value of approximately RMB 33,913.

11. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Gross carrying amount
Trade names	48,908	48,908
Brand	-	5,920
Student populations	38,380	39,818
Software	91,254	33,770
Customer relationships	5,270	5,270
Cooperative agreements	5,230	5,230
Favorable leases	63,237	63,237
Non-compete agreements	833	833
	253,112	202,986
Less: Accumulated amortization
Trade names	-	-
Brand	-	-
Student populations	(36,964)	(37,580)
Software	(89,138)	(32,712)
Customer relationships	(5,270)	(5,270)
Cooperative agreements	(3,046)	(3,554)
Favorable leases	(23,153)	(26,268)
Non-compete agreements	(833)	(833)
	(158,404)	(106,217)
Intangible assets, net
Trade names	48,908	48,908
Brand	-	5,920
Student populations	1,416	2,238
Software	2,116	1,058
Customer relationships	-	-
Cooperative agreements	2,184	1,676
Favorable leases	40,084	36,969
Non-compete agreements	-	-
	94,708	96,769

The Group recorded impairment loss of trade names in RMB 9,639 and RMB 2,655 in the year of 2015 and 2016 respectively. For the year ended December 31, 2017, the Group performed impairment test on the trade name and other finite lived intangible assets. No impairment loss incurred thereof.

Amortization expenses for intangible assets of continuing operations amounted to RMB 10,707, RMB 6,786 and RMB 4,782 for the years ended December 31, 2015, 2016 and 2017, respectively, of which RMB 3,061, RMB 2,466 and RMB 1,393 are included in cost of sales and the remaining is included in general and administrative expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the future annual periods is as follows:

Amount
RMB

2018	4,606
2019	4,520
2020	4,436
2021	3,491
2022	3,292
Thereafter	21,596
Total	41,941

12. GOODWILL

The changes in the carrying amount of goodwill by reporting unit for the years ended December 31, 2016 and 2017 were as follows:

	Better Schools			Better Jobs
		K-12		Career
	Tutoring	Schools	Subtotal	Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	27,026	25,225	52,251	33,737	85,988
Foreign currency translation adjustments	493	485	978	735	1,713
Goodwill impairment	(19,747)	-	(19,747)	-	(19,747)
Balance as of December 31, 2016	7,772	25,710	33,482	34,472	67,954
Goodwill acquired during the year (Note 24)	-	-	-	5,212	5,212
Balance as of December 31, 2017	7,772	25,710	33,482	39,684	73,166

In 2017, the Group elected to start with the quantitative impairment test for goodwill. The management determined that the Income Approach, specifically the Discounted Cash Flow (“DCF”) method, is appropriate. Considering the fact that the Tutoring segment has kept downward trends in business performance and operating results, the management decided to suspend those non-performing business units in the year of 2016, in order to solidify the operational base and enhance future growth prospects. Hence, lower projection of cash flows was used for Tutoring segment. For Career Enhancement segment, the management expected the revenues to gradually pick up in the following years. The management would continue to maintain and develop its business in following years. For K-12 segment, the management decided to use a flat and conservative growth rate. Other key assumptions besides cash flow projections included discount rates in the range from 16% to 17% and terminal growth rate of 3%. As a result of the above factors, fair value of each reporting unit was greater than its carrying amount, therefore no impairment loss was recognized for the year ended December 31, 2017. Goodwill impairment loss recognized in 2015 and 2016 was RMB nil and RMB 19,747 respectively.

13. OTHER NON-CURRENT ASSETS, NET

Other non-current assets consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB

Prepayment for purchase of minority interest (Note i)	-	4,504
Equity method investments	1,140	1,764
Prepayment for development of internal use software	1,779	1,211
Others	3,438	6,113
Total	6,357	13,592

(Note i) In 2017, the Group prepaid RMB 4,504 to purchase 10% economic interest of Shenyang K-12. The transfer of ownership of such economic interest is currently in process and expected to be completed in 2018.

14. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB

Payable to Ambow Online (Note 27)	-	137,532
Business tax, VAT and others	75,444	41,437
Payable balance with indemnity by Xihua Group (Note 7(ii))	49,800	49,800
Accrual for rental	57,809	42,612
Payable to Zhenjiang Foreign Language School (Note 7(vi))	36,770	36,770
Accrued payroll and welfare	34,567	27,383
Payable to Jinghan Group (Note 7(vii))	25,959	-
Professional service fees payable	28,368	20,850
Receipt in advance	11,207	18,578
Amounts due to students	19,156	11,423
Lawsuit penalty payable	2,176	2,315
Employee reimbursement payable	6,927	-
Others	24,638	30,298
Total	372,821	418,998

15. LONG-TERM BORROWING FROM THIRD PARTY

The following table sets forth the loan agreement of long-term borrowing from third party balance:

Date	Borrower	Lender	Amount (RMB)	Original Amount (US$)	Annual Interest Rate	Repayment Due Date
4/5/2017	Ambow Education Holding Ltd.	Sino Accord	39,205	6,000	0%	4/4/2019

On April 5, 2017, the Company entered into an agreement to receive an interest-free loan from Sino Accord in the amount of US$ 6,000 (equivalent to RMB 39,205 as of December 31, 2017). The due date of the loan was April 4, 2018. Sino Accord is a non-affiliated party to the Company. The loan is to provide the Company with sufficient US dollar-denominated currency to meet its acquisition fund and working capital requirements. On March 7, 2018, the Company entered into a supplementary agreement with Sino Accord to extend the term of loan for additional one year. The extended maturity date of the loan is April 4, 2019.

As of December 31, 2016 and 2017, the Company has RMB nil and RMB 39,205 of long-term borrowings from Sino Accord, respectively.

Through an understanding among the Company, Ambow Shengying, Suzhou Zhixinliren and Sino Accord, the long-term borrowing due to Sino Accord at amount of US$ 6,000 is correlated to the loan receivable at amount of RMB 42,677, please refer to Note 9. It is the understanding among the parties that when the long-term borrowing is repaid, the long-term loan receivable will similarly be collected.

16. CONVERTIBLE LOAN

In 2012 and 2013, the Group entered into loan agreement and amendment with International Finance Corporation (“IFC”), in which IFC granted the Group a convertible loan. IFC may at its option convert the loan in whole or in part into Class A Ordinary Shares with certain conditions satisfied. Subsequently, IFC transferred its participation in the loans to Sir Leslie Porter & Son Limited in August 2013 and Sir Leslie Porter & Son Limited transferred its participation in the loans to the CEIHL in September 2013. In May 2014, the Company entered into Restructuring Agreement, Second Amendment and Restated Loan Agreement with CEIHL. CEIHL shall lend a corresponding additional amount of funds to the Group, in exchange for a right to convert the principal outstanding under the loan agreement into economic interest in the Company. Under the Second Amendment and related financing documents, CEIHL assigned part of its commitments to Baring Private Equity Asia V Holding (4) limited (“Baring”) and SummitView Investment Limited (“SummitView”). In August 2014, CEIHL entered a Share Interest Assignment Agreement with New Flourish Holding Limited (“New Flourish”), an entity control by CEO of the Company. CEIHL agreed to sell part of the shares under the loan agreement to New Flourish. In 2014 and 2015, the convertible loan was converted into ordinary shares by CEIHL, SummitView and Baring respectively. The interest expenses from convertible loan amounting to RMB 56,549 were recorded in 2015. There were no convertible loans as of December 31, 2016 and 2017.

17. ORDINARY SHARES

On October 14, 2014, the Board of Directors granted the restricted stock to each member of the Board who is not an employee of the Group. The number of shares of restricted stock subject to each award was 135,227, which was determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. Total numbers of shares of restricted stock were 811,359. The awards shall vest at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. During 2016 and 2017, 225,377 and 93,906 shares of restricted stock were vested respectively, with 225,377 and 93,906 of the vested shares separately issued to the board members in 2016 and 2017. As of December 31, 2017, these awards of restricted stock were fully vested.

On May 18, 2015, the Board of Directors granted the restricted stock 86,473 shares to existing employees whose old options have expired by their terms. All restricted stock subject to this award shall fully vest as of May 18, 2015. During 2016 and 2017, 6,666 and nil of the vested shares were issued respectively to existing employees whose old options have been expired.

On May 18, 2015, the Board of Directors granted the restricted stock 510,000 shares to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. During 2016 and 2017, 201,875 and 127,500 shares of restricted stock were vested respectively, within which 201,875 and 122,353 were issued separately.

On September 4, 2015, the Company completed a 1-for-30 Reverse Stock Split of its issued and outstanding Class A Ordinary Shares and ADSs. The ratio of ADS to Class A Ordinary Shares remained the same: one to two.

On November 8, 2015, 4,708,415 of the Company’s Class A Ordinary shares were exchanged for Class C Ordinary shares, which have super-majority voting rights. The Class A Ordinary Shares are entitled to one vote per share, the Class C Ordinary Shares are entitled to ten votes per share on all matters subject to vote at general meetings of the Company.

As of December 31, 2015, there were 33,556,762 and 4,708,415 Class A and Class C Ordinary Shares issued and outstanding, respectively.

As of December 31, 2016, there were 33,990,680 and 4,708,415 Class A and Class C Ordinary Shares issued and outstanding, respectively.

As of December 31, 2017, there were 34,206,939 and 4,708,415 Class A and Class C Ordinary Shares issued and outstanding, respectively.

18. SHARE BASED COMPENSATION

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

Share options

As of December 31, 2016 and 2017, options granted to employees to purchase 226,696 and 223,895 ordinary shares and to non-employees to purchase 29,921 and 29,921 ordinary shares were outstanding, and options to purchase 939,177 and 941,978 ordinary shares were still available for future grants. It is the Company’s policy to issue new shares upon share option exercise.

A summary of the share option activity as of December 31, 2015, 2016 and 2017 is as follows:

	Year ended December 31, 2015				Year ended December 31, 2016				Year ended December 31, 2017
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		RMB		RMB		RMB		RMB		RMB		RMB

Outstanding at beginning of year	427,273	503.40	3.49	175	387,350	3.08	2.59	3,836	256,617	3.30	2.84	4,499
Granted	-	-	-	-	-	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-	-	-	-	-	-
Forfeited or expired	(39,923)	3.08	-	-	(130,733)	3.30	-	-	(2,801)	3.09	-	-
Outstanding at end of year	387,350	3.08	2.59	3,836	256,617	3.30	2.84	4,499	253,816	3.09	1.86	1,186
Exercisable at end of year	387,350	3.08	2.63	1,435	256,617	3.30	2.84	4,499	253,816	3.09	1.86	1,186
Expected to be vested	-	-	-	-	-	-	-	-	-	-	-	-

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

Management of the Group is responsible for determining the fair value of options granted and have considered a number of factors when making this determination, including valuations. The Group has not granted options during the year of 2016 and 2017.

The Company recorded share-based compensation expenses (reversals) of RMB (3,645), RMB nil and nil for the share options during the years ended December 31, 2015, 2016 and 2017, respectively, attributed based on a straight-line basis over the requisite service period for the entire award, adjusted by forfeiture rate. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the years ended December 31, 2015, 2016 and 2017. Total fair values of option vested were RMB 83, RMB nil and nil for employees and RMB 4, RMB nil and nil for non-employees during the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2016 and 2017, all share options were vested.

Restricted stock awards

On October 14, 2014, the Board of Directors granted the restricted stock to each member of the Board who is not an employee of the Group. The number of shares of restricted stock subject to each award shall be determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. Total numbers of shares of restricted stock were 811,359. The awards shall vest at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. As of December 31, 2016 and 2017, 225,377 and 93,906 shares were vested respectively. In 2016 and 2017, 225,377 and 93,906 shares were issued to the members of the Board respectively.

On May 18, 2015, the Board of Directors granted 86,473 shares of the restricted stock to existing employees whose old options have expired by their terms. All restricted stock subject to this award shall fully vest as of May 18, 2015. In 2016 and 2017, 6,666 and nil of vested shares were issued respectively to existing employees whose old options were expired.

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the grant date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. In 2016 and 2017, 201,875 and 127,500 shares of restricted stock were vested respectively, with 201,875 and 122,353 of the vested shares separately issued to the board members in 2016 and 2017.

A summary of the restricted stock awards as of December 31, 2016 and 2017 is as follows:

	Year ended December 31, 2016
	Shares	Grant-date fair value	Weighted Average Remaining Contractual Term
		RMB
Outstanding at beginning of year	861,522	21.94	2.59
Granted	-	-	-
Issued	(433,918)	22.94	-
Forfeited or expired	(12,083)	21.72	2.39
Outstanding at end of year	415,521	22.28	1.89
Shares vested but not issued at end of year	34,962	22.73	-

	Year ended December 31, 2017
	Shares	Grant-date fair value	Weighted Average Remaining Contractual Term
		RMB
Outstanding at beginning of year	415,521	22.28	1.89
Granted	-	-	-
Issued	(216,259)	21.25	-
Forfeited or expired	(2,625)	20.36	1.47
Outstanding at end of year	196,637	20.50	1.29
Shares vested but not issued at end of year	49,500	21.44	-

The Company recorded share-based compensation expenses of RMB 9,076, RMB 7,828 and RMB 4,640 in general and administrative expense for the restricted stock awards for the years ended December 31, 2015, 2016 and 2017, respectively, and the unrecognized share-based compensation expenses was amounting to RMB 8,616 and RMB 3,575 as of December 31, 2016 and 2017, respectively.

19. TAXATION

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

As of December 31, 2016 and 2017, the payable balances for VAT were RMB 31,314 and RMB 8,965 respectively.

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

As of December 31, 2016 and 2017, the payable balances for business tax were RMB 24,106 and RMB18,423, respectively.

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

Taiwan

Entity incorporated in Taiwan is subject to Taiwan profit tax at a rate of 17%.

PRC and US

Significant components of the provision for income taxes on earnings for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Current:
PRC	8,562	4,881	11,648
U.S.	-	-	93
Deferred:
PRC	(127,525)	1,030	(2,161)
U.S.	-	-	34
Provision for income tax expenses (benefits)	(118,963)	5,911	9,614

Corporate entities

The PRC Enterprise Income Tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. EIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises.

EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of PRC. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company satisfies the criteria of beneficial owner as set out in Circular Guoshuihan [2009] No. 601. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a circular which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the EIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to EIT Law and EIT Implementing Regulations, a tax resident enterprise is an entity incorporated in the PRC, or incorporated outside the PRC but its “place of effective management” is in the PRC. The Company assessed and concluded that it does not satisfy the definition of a tax resident enterprise. The Company has further determined that its FIEs in PRC will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIEs in PRC for the years ended December 31, 2015, 2016 and 2017.

Ambow Online was recognized as a “Software Enterprise” and a “High and New Technology Enterprises”, and was exempted from income tax on its profits for 2008 and 2009, and is subject to a 50% reduction in income tax rate from 2010 to 2012. The applicable tax rate for Ambow Online is 12.5% from 2010 to 2012. As a High and New Technology Enterprise, Ambow Online is eligible to enjoy a preferential tax rate of 15% since 2013, but such preferential tax treatment is subject to the tax authority’s annual inspection. The “High and New Technology Enterprises” certificate of Ambow Online expired in 2014, and the Company has no intention to renew the certificate. Ambow Online was subject to an income tax rate of 25% since 2014. In August 2014, the in charge tax bureau of Ambow Online issued Circular Haiguoshuibatong[2014]08004, canceling the preferential tax treatment of Ambow Online and assessing back the income tax in 2011 in the amount of RMB 7,278 and the corresponding late payment interest in the amount of RMB 3,435 as of December 2014. In November 2014, Ambow Online filed an administrative lawsuit to Beijing Haidian District Court, with the Eighth Tax Office of National Tax Bureau in Beijing Haidian District as the defendant. The claim was to revoke the tax notice. On March 13, 2015, the court ruled that the lawsuit was rejected. If the plaintiff refuses to accept the ruling, an appeal can be filed within 10 days of the receipt of the ruling. On March 20, 2015, the Company has filed an appeal with the Beijing First Intermediate People's Court. In June 2015, the Court rejected the Company’s appeal. Late payment interest of RMB 1,328, RMB 1,332 and RMB 884 have been recognized for the loss contingency as of December 31, 2015 and 2016 and August 31, 2017 respectively. On August 31, 2017, the Company sold 100% of its equity interest in Ambow Online to a third party. Therefore the accrued income tax payable and overdue fee would not be consolidated with the Company as of December 31, 2017. See Note 27 for details.

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

The principal regulations governing private education in China are The Law for Promoting Private Education and The Implementing Rules for the Law for Promoting Private Education, or 2004 Implementing Rules. The Standing Committee of the National People's Congress promulgated an amendment to The Law for Promoting Private Education on November 7, 2016, which went into effect on September 1, 2017. Pursuant to this amendment, private schools not requiring reasonable returns were treated in a similar manner to public schools and were generally not subject to income tax. To date, no separate regulations or guidelines have been released on how to define reasonable return for the purposes of assessing a school’s tax status. We currently do not believe it is likely that our schools and college would qualify as not-for-profit organizations and therefore be exempt from corporate income tax under the EIT Law. The Group has recognized income tax payable for the above unrecognized tax benefits because the obligation was considered probable. Please see Note 19(d) for the movement of uncertain tax position.

U.S. Tax Cuts and Jobs Act

The U.S. Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017. The Tax Act makes significant changes to U.S. income tax law, including, but not limited to, reducing the U.S. federal corporate income tax rate from 35 percent to 21 percent, and imposing a mandatory one-time tax on accumulated earnings of foreign subsidiaries.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. As of December 31, 2017, the Company has completed its accounting for the effects of the Tax Act based on currently available information, and no material impact have been identified. The Company will monitor future guidance set forth by the Department of Treasury with regard to the Transition Tax provisions under the Act, and true up this estimate as appropriate within the one year measurement period. If revisions are needed as new information becomes available, the final determination of the deemed incremental income tax expense, deemed re-measurement of the deferred assets and liabilities or other applicable provisions of the Tax Act will be completed as additional information becomes available within the 12 month re-measurement period.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31
	2016	2017
	RMB	RMB
Deferred tax asset:
Accrued expense	7,002	7,028
Allowance for doubtful accounts	73,907	47,593
Tax loss carried forward	445,263	359,908
Deferred advertising expense	11,519	670
Impairment of long-lived tangible assets	24,600	19,691
Others	4,273	-
Total deferred tax assets	566,564	434,890
Valuation allowance	(536,838)	(403,485)
Deferred tax assets, net of valuation allowance	29,726	31,405

Deferred tax liabilities:
- Unrecognized valuation surplus and deficit - acquisition	77,825	79,834
- Unrecognized valuation surplus and deficit - decrease due to amortization and impairment	(55,605)	(56,677)
- Unrealized profit of short-term investments	952	26
Total deferred tax liabilities	23,172	23,183
Deferred tax assets, net of valuation allowance and deferred tax liabilities	6,554	8,222

For entities incorporated in Hong Kong, net loss can be carried forward indefinitely; for entity incorporated in Taiwan, net loss can be carried forward for ten years; for entity incorporated in U.S., net loss can be carried forward for 20 years; for entity incorporated in P.R.C. mainland, net loss can be carried forward for five years.

The following represents the amounts and expiration dates of operating loss carried forwards for tax purpose:

Amount
RMB
2018	374,479
2019	210,296
2020	85,336
2021	62,867
2022 and thereafter	707,550
Total	1,440,528

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of the year	539,704	530,358	536,838
Allowance made during the year	30,873	6,480	10,764
Allowance resulting from the reconsolidation of previously deconsolidated entities	1,352	-	-
Decrease due to disposal of subsidiaries	-	-	(120,069)
Reversals	(41,571)	-	(24,048)
Balance at end of the year	530,358	536,838	403,485

Reconciliation between total income tax expense and the amount computed by applying the PRC statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2015	2016	2017
	%	%	%
PRC statutory income tax rate	25%	25%	25%
Impact of different tax rates in other jurisdictions	-	-	(6)%
Tax effect of non-deductible expenses	0%	(1)%	15%
Tax effect of non-taxable income	0%	1%	(13)%
Tax effect of tax-exempt entities	(9)%	(10)%	7%
Tax effect of deemed profit	0%	(1)%	0%
Tax effect of disposed entity	13%	0%	0%
Tax penalty	0%	(4)%	2%
Changes in valuation allowance	2%	(29)%	(12)%
Effective tax rate	31%	(19)%	18%

d.	Uncertain tax positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	15,011	23,648	25,323
Increases related to current tax positions	4,948	1,675	5,941
Addition from the consolidation of previously deconsolidated subsidiaries	3,689	-	-
Decrease due to disposal of subsidiaries (Note 27)	-	-	(6,645)
Unrecognized tax benefits, end of year	23,648	25,323	24,619

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC Topic 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. For the years ended December 31, 2015, 2016 and 2017, there are RMB 4,948, RMB 1,675 and RMB 5,941 unrecognized tax benefits that if recognized would affect the annual effective tax rate. The Group does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2017.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

20. NET INCOME/LOSS PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Numerator:
Numerator for basic and diluted (loss) income from continuing operations per share	(277,048)	(35,700)	46,463
Numerator for basic and diluted income from discontinued operations per share	340,787	-	-
Denominator:
Denominator for basic (loss) income per share weighted average ordinary shares outstanding	36,848,816	38,469,234	38,826,800
Denominator for diluted (loss) income per share weighted average ordinary shares outstanding	36,848,816	38,469,234	39,303,760
Basic (loss) income per share - continuing operations	(7.52)	(0.93)	1.20
Diluted (loss) income per share- continuing operations	(7.52)	(0.93)	1.18
Basic and diluted income per share- discontinued operations	9.25	-	-

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the period. Due to the loss from continued operations for the periods, approximately 1,248,873, and 672,138 share options and restricted shares were excluded from the calculation of diluted net income (loss) per share for the years ended December 31, 2015 and 2016, respectively, because the effect would be anti-dilutive. And 476,960 share options and restricted shares were included in the calculation of diluted income per share for year of 2017.

21. COMMITMENTS AND CONTINGENCIES

Operating leases

The Group leases offices and classrooms under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases as of December 31, 2017 were as follows:

Amount
RMB

2018	33,774
2019	23,797
2020	14,311
2021	12,115
2022	13,104
Thereafter	64,248
Total	161,349

Rent expense for all cancelable and non-cancelable leases including continuing and discontinued operation were approximately RMB 54,939, RMB 26,184 and RMB 22,617 for years ended December 31, 2015, 2016 and 2017, respectively.

Contingencies

As of December 31, 2017, the Company did not have any significant indemnification claims that were probable or reasonably possible.

22. SEGMENT INFORMATION

The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

The Group’s chief operating decision maker (“CODM”) has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Group. Based on management’s assessment, the Group has determined that it has four operating segments which are Tutoring, K-12 Schools, Career Enhancement and Others. These four operating segments are also identified as reportable segments. The reportable segments of tutoring and K-12 schools are grouped under the “Better Schools” division because the segments offer programs and education services using a standards-based curriculum that enables students to improve their academic results and educational opportunities. The reportable segments of career enhancement was classified under the “Better Jobs” division because the segments offer services and programs that facilitate post-secondary students to obtain more attractive employment opportunities. The reportable segment of Others represents the intellectualized operational services provided, and was classified under the “Others” division. This segment provide intellectualized operational services to corporate clients, colleges and universities, which is to design, purchase, modify and integrate electronic equipment and devices, and develop mobile APP for end users to utilize office facilities, manage resources and administrative matters according to our clients’ office or teaching space, human resource deployments and office/classroom administration requirements.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues, cost of revenues, gross profit, operating expenses, other income (expense), (loss) income before income tax and non-controlling interests and total assets as follows. Discontinued operations have been excluded from the segment information for periods presented.

For the year ended December 31, 2015

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	54,888	186,747	241,635	154,080	395,715
Cost of revenues	(41,048)	(116,819)	(157,867)	(88,078)	(245,945)
GROSS PROFIT	13,840	69,928	83,768	66,002	149,770

OPERATING EXPENSES
Selling and marketing	(7,690)	(964)	(8,654)	(38,976)	(47,630)
General and administrative	(18,601)	(37,787)	(56,388)	(48,337)	(104,725)
Research and development	(1,773)	-	(1,773)	(321)	(2,094)
Impairment loss	(2,702)	-	(2,702)	(7,630)	(10,332)
Unallocated corporate expenses	-	-	-	-	(341,023)
Total operating expenses	(30,766)	(38,751)	(69,517)	(95,264)	(505,804)

OPERATING (LOSS) INCOME	(16,926)	31,177	14,251	(29,262)	(356,034)

OTHER INCOME (EXPENSE)
Interest (expenses) income, net	(307)	22	(285)	(2,100)	(2,385)
Foreign exchange gain, net	10	-	10	24	34
Other (loss) income, net	(7,966)	(237)	(8,203)	665	(7,538)
Loss (income) on reconsolidation of previously deconsolidated entities	(23,908)	-	(23,908)	6,439	(17,469)
Gain on sale of investment available for sale	-	1,971	1,971	-	1,971
Unallocated corporate other expenses	-	-	-	-	(13,984)
Total other (expenses) income	(32,171)	1,756	(30,415)	5,028	(39,371)

(LOSS) INCOME BEFORE INCOME TAX, NON-CONTROLLING INTERESTS AND DISCONTINUED OPERATIONS	(49,097)	32,933	(16,164)	(24,234)	(395,405)

For the year ended December 31, 2016

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	47,985	222,592	270,577	141,439	412,016
Cost of revenues	(33,465)	(137,833)	(171,298)	(67,444)	(238,742)
GROSS PROFIT	14,520	84,759	99,279	73,995	173,274

OPERATING EXPENSES
Selling and marketing	(5,516)	(1,065)	(6,581)	(30,810)	(37,391)
General and administrative	(21,929)	(42,205)	(64,134)	(34,023)	(98,157)
Research and development	(1,445)	-	(1,445)	(924)	(2,369)
Impairment loss	(21,779)	-	(21,779)	(623)	(22,402)
Unallocated corporate expenses	-	-	-	-	(56,986)
Total operating expenses	(50,669)	(43,270)	(93,939)	(66,380)	(217,305)

OPERATING (LOSS) INCOME	(36,149)	41,489	5,340	7,615	(44,031)

OTHER INCOME (EXPENSE)
Interest income	106	106	212	186	398
Foreign exchange gain, net	-	-	-	12	12
Other (loss) income, net	(2,514)	195	(2,319)	(1,714)	(4,033)
Gain on sale of investment available for sale	-	2,464	2,464	138	2,602
Unallocated corporate other income	-	-	-	-	13,945
Total other (expenses) income	(2,408)	2,765	357	(1,378)	12,924

(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	(38,557)	44,254	5,697	6,237	(31,107)

Segment assets	118,083	363,317	481,400	187,362	668,762
Unallocated corporate assets	-	-	-	-	284,261
TOTAL ASSETS	118,083	363,317	481,400	187,362	953,023

For the year ended December 31, 2017

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Others	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	55,371	232,433	287,804	144,950	11,170	443,924
Cost of revenues	(26,426)	(152,509)	(178,935)	(70,465)	(6,995)	(256,395)
GROSS PROFIT	28,945	79,924	108,869	74,485	4,175	187,529

OPERATING EXPENSES
Selling and marketing	(4,220)	(1,356)	(5,576)	(26,656)	-	(32,232)
General and administrative	(16,411)	(40,681)	(57,092)	(34,466)	(12)	(91,570)
Research and development	(241)	-	(241)	(407)	-	(648)
Unallocated corporate expenses	-	-	-	-	-	(60,774)
Total operating expenses	(20,872)	(42,037)	(62,909)	(61,529)	(12)	(185,224)

OPERATING INCOME	8,073	37,887	45,960	12,956	4,163	2,305

OTHER INCOME (EXPENSE)
Interest income	252	804	1,056	171	-	1,227
Foreign exchange gain, net	-	-	-	47	-	47
Gain on disposal of subsidiaries	4,540	-	4,540	-	-	4,540
Other income (loss), net	10,402	1,025	11,427	(4,348)	-	7,079
Gain on sale of investment available for sale	-	5,594	5,594	1,958	-	7,552
Unallocated corporate other income	-	-	-	-	-	32,789
Total other income (loss)	15,194	7,423	22,617	(2,172)	-	53,234

INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	23,267	45,310	68,577	10,784	4,163	55,539

Segment assets	118,403	370,251	488,654	172,690	8,085	669,429
Unallocated corporate assets	-	-	-	-	-	307,991
TOTAL ASSETS	118,403	370,251	488,654	172,690	8,085	977,420

The Group primarily operates in the PRC and US. Substantially most of the Group’s long-lived assets are located in the PRC and US.

23. PRC CONTRIBUTION AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contributions. The total contributions for such employee benefits were RMB 28,085, RMB 29,029 and RMB 35,241 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

The following table presents the Group’s appropriations to the general reserve fund, statutory surplus reserve and education development reserve as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	RMB	RMB

General and statutory surplus reserve	59,309	17,348
Education development reserve	21,698	2,688
Total	81,007	20,036

24. ACQUISITION

In 2017, the Group entered into one acquisition agreement. The details are as follow:

	Date of acquisition	Purchase price	Goodwill	Intangibles with indefinite life	Amortizable intangibles
Entity acquired during the year ended December 31, 2017		RMB	RMB	RMB	RMB
(1) Bay State College Inc.	November 20, 2017	22,830	5,212	5,920	1,438

On November 20, 2017, Ambow BSC Inc. acquired 100% of the outstanding shares of common stock of Bay State College, Inc., which owns and operates Bay State College (the “BSC”), a higher education institution offering career-focused post-secondary education with Associates and Bachelor’s programs in Business, Information Technology, Healthcare, Criminal Justice and Fashion. The acquisition date is determined based on the date at which the Group obtained control of the acquiree.

Management of the Group is responsible for determining the fair value of consideration transferred, assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from an independent appraiser.

The total purchase price of RMB 22,830 (US$ 3,494) consisted of cash consideration of RMB 16,064 (US$ 2,459) and contingent consideration of RMB 6,766 (US$ 1,036). The contingent consideration payable was subject to the performance of the acquiree in the future years. The fair value of the contingent consideration was estimated by using income approach, which was the discounted future payment determined by the projected EBITDA of BSC during the assessing period.

The purchase price exceeded the fair value of the net tangible assets acquired from Bay State College Inc. and as a result, the Group recorded goodwill in connection with this transaction. The goodwill acquired resulted primarily from the Group’s expected synergies from the integration of businesses acquired into the Group’s service and product offerings.

The Group used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:

•	Property and equipment was valued using the cost approach;
•	Brand were valued using the relief from royalty method, which represents the benefits of owning the intangible asset rather than paying royalties for its use;
•	Student populations was valued using the multi-period excess earning method approach;
•	All other current assets and current liabilities carrying value approximated fair value at the time of acquisition.

Acquisition-related costs incurred for the acquisitions have been expensed as incurred in general and administrative expense.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as of the acquisition date as follows:

	RMB	Amortization Period (in years)

Cash and cash equivalents	15,231
Prepaid and other current assets	3,921
Property and equipment	9,096
Intangible assets:
Brand	5,920	Indefinite
Students population	1,438	3.3
Goodwill	5,212
Other non-current assets	745
Total assets	41,563
Deferred revenue	(3,685)
Accounts payable	(1,555)
Accrued and other liabilities	(9,004)
Income tax payable	20
Other non-current liabilities	(3,143)
Deferred tax assets, net of deferred tax liabilities	(1,366)
Total	22,830

Of the RMB 7,358 of acquired intangible assets, RMB 5,920 was assigned to brand that are not subject to amortization. The remaining amortizable intangible assets of RMB 1,438 have a useful life of 3.3 years. Goodwill is not deductible for tax purposes. For the purposes of presenting operating segments, Bay State College Inc. and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

The net revenue and net income arising from acquisition of Bay State College Inc. made in period from acquisition date to December 31, 2017 that are included in the Group’s consolidated income statement for the year ended December 31, 2017 are RMB 6,430 and RMB 295, respectively. The RMB 16,064 (US$ 2,459) of cash consideration less cash acquired of RMB 15,231 (US$ 2,331) resulted in a net cash outlay of RMB 833 (US$128).

25. RELATED PARTY TRANSACTIONS

a.	Transactions

The Group entered into the following transactions with related parties:

	Years ended December 31,
Transactions	2015	2016	2017
	RMB	RMB	RMB
Repayments to Executive Principal of Ambow Research Center (Note i)	(3,960)	-	-
Collection from A, a member of management team of the Company	(1,670)	-	-
Repaid to A, a member of management team of the Company (Note ii)	(1,350)	-	-
Loan to/(collection from) a member of management team of Beijing SIWA Century Zhisheng Education Technology Co., Ltd. (“Century Zhisheng”) (Note iii)	199	(24)	-
Loan to Suzhou Chengpingheng Software Engineering Co., Ltd , an entity controlled by a member of management team of Century Zhisheng (Note iii)	138	-	-
Borrowing from a member of management team of Century Zhisheng (iii)	1,089	-	-
Loan to (Settlement of loan with) B, a member of management team of the Company	400	-	-

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

Note (ii) The borrowings from A, a member of management team of the Company, were fully repaid in 2015.

Note (iii) The loans to a member of management team of Century Zhisheng and borrowings from entities controlled by a member of management team of Century Zhisheng were made for operation purpose without interest bearing and maturity date. In 2017, the member of management team of Century Zhisheng was resigned, led to the reclassification of respective amounts due from and due to such member from related party to a third party.

b.	The Group had the following balances with related parties:

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
Relationship	2016	2017	2016	2017
	RMB	RMB	RMB	RMB
A, a member of management team of the Company	1,100	-	-	-
A member of management team of Century Zhisheng (Note 25 a (iii))	185	-	4,232	-
Entity controlled by a member of management team of Century Zhisheng - Suzhou Chengpingheng Software Engineering Co., Ltd (Note 25a (iii))	138	-	-	-
Entity controlled by Executive Principal of Ambow Research Center - Shandong Shichuang Software Engineering Co., Ltd. (Note 25 a (iii))	-	-	3,430	3,430
B, a member of management team of the Company	400	-	-	-
	1,823	-	7,662	3,430

c.	Principal shareholder transaction

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

Management has assessed the accounting treatment for this transaction and believes that it should be accounted for as a share base compensation pursuant to FASB ASC Topic 718. The fair value of the combined terms of the Participation Agreement was approximately RMB 215,274 (US$ 34,554), which would be recognized as compensation expense on a straight-line basis over a period from January 2012 to October 2015, which is the expected expiration date. RMB 44,686 (US$ 7,222), RMB nil (US$ nil) and RMB nil (US$ nil) expenses were recognized for the years ended December 31, 2015, 2016 and 2017, respectively.

26. DISCONTINUED OPERATIONS

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

b.	Discontinued operations

Following are revenue and income (loss) from discontinued operation:

Jinghan Group

	Years ended December, 31
	2015	2016	2017
	RMB	RMB	RMB
Revenues	171,938	-	-
Impairment loss	-	-	-
Loss from discontinued operation	(4,499)	-	-
Income tax benefit	1,385	-	-
Loss from discontinued operation, net of income tax	(3,114)	-	-
Income on sale of discontinued operation, net of income tax (note(i))	343,912	-	-
Income (loss) from and on sale of discontinued operation, net of income tax	340,798	-	-

Note (i) Foreign currency translation adjustment included in the loss on sale of discontinued operation is RMB 9,084 for the year ended December 31, 2015.

27. DISPOSAL OF SUBSIDIARY

On August 31, 2017, the Company sold the 100% equity interest in Ambow Online to a third party, with nil consideration, and the third party assumed all assets and liabilities of Ambow Online as of August 31, 2017. In connection with the disposal, the Company offset the payables to Ambow Online with Ambow Online’s net assets attributable to the Company as of August 31, 2017. After offsetting, the payable balance due to Ambow Online by the Company was RMB 171,137. Through further negotiation with the buyer, the payable balance due to Ambow Online by the Company was reduced to RMB 137,532. The difference of RMB 33,605 was recognized as disposal gain. Obligation in aggregate amount of RMB 137,532 would be paid by December 31, 2018. The deal was not a strategic shift of the business and this transaction would not have major impact on Ambow’s business, therefore this transaction was not qualified as discontinued operation.

On September 30, 2017, the Company sold the 100% equity interest in 21st Training Center to a third party, with consideration of RMB 1 yuan, and the third party assumed all assets and liabilities of 21st Training Center as of September 30, 2017. In connection with the disposal, 21st Training Center also waived the net payables with the Company. The Company received RMB 1 yuan as consideration in the transaction. The disposal was not a strategic shift of the business and this transaction would not have major impact on Ambow’s business, therefore this transaction did not qualify as discontinued operation. As of disposal date on September 30, 2017, the net liabilities of 21st Training Center was RMB 4,540. In September 2017, the Company recognized a gain of RMB 4,540 on the disposal accordingly.

28. DECONSOLIDATION AND RECONSOLIDATION

In 2013 and 2014, the Group deconsolidated a few entities since the Group ceased to have substantial control over those entities. In the second half of 2015, a legal team has been sent to resolve these issues with the ex-owners. The Company has regained control of the deconsolidated entities. As a result, the financials of these entities have been consolidated in its 2015 consolidated financial statements. Income resulting from reconsolidation of previously de-consolidated entities was RMB 14,127 for the year ended December 31, 2015, which was comprised of a reverse of bad debt allowance of deconsolidated entities in prior years of RMB 49,472, offsetting by the net liabilities of RMB 38,696 on these entities, and the recognition of the deficit of non-controlling interest of RMB 3,351. All the operations of these deconsolidated entities have ceased by December 31, 2015. In the years of 2016 and 2017, the Management took measures to gradually restore operation of these entities, which include reinstating their business licenses. The Management estimate one year or more would be needed due to procedural requirements.

29. NON-CONTROLLING INTERESTS

As of January 1, 2015, the Group recognized a non-controlling interest in the consolidated statements of operations and other comprehensive income (loss) to reflect the 31%, 10%, 36% and 23% economic interest in Shanghai Tongguo, Shenyang K-12, Ambow Jingxue and Genesis Career Enhancement, respectively, that is attributable to the shareholders other than the Group.

In 2015, the 36% economic interest in Ambow Jingxue amount of RMB 5,845 was derecognized as a result of disposal of subsidiary, while the 5% economic interest in Guangzhou ZS Career Enhancement amount of RMB 3,351 was recognized as a result of reconsolidation of subsidiary. In addition, three individual shareholders increased their economic interests in Shanghai Tongguo to 40% with a total amount of RMB 163.

In 2016, the Group established Suzhou Jiaxue under Ambow Zhixin, with a non-controlling economic interest of 40% amounting to RMB 400 from one individual shareholder and one corporate shareholder. Also the Group established Huanyu Liren under Kunshan Ambow, with a non-controlling economic interest of 40% amounting to RMB 396 from one individual shareholder.

In 2017, the 40% economic interests of Huanyu Liren and Suzhou Jiaxue, which was deficit of RMB 758 in total, were derecognized because respective minority shareholders sold their non-controlling interests to the Group. The total consideration for buy-out such non-controlling interests was RMB 798 and the difference between the consideration and the carrying amount of non-controlling interest derecognized was recorded as an adjustment to additional paid-in capital. The Group held 100% economic interests in Huanyu Liren and Suzhou Jiaxue thereafter.

30.  FAIR VALUE MEASUREMENTS

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

At December 31, 2017 and 2016 information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis were as follows:

	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2017
Assets:
Short term investments, available for sale	128,042	128,042	-	-

	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2016
Assets:
Short term investments, available for sale	174,811	174,811	-	-

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of intangible assets on a nonrecurring basis in 2016 and 2017, which utilize significant unobservable internally-developed inputs:

	Fair value	Valuation techniques	Unobservable inputs	Range
Intangible assets in 2016	115,941	Relief-from-royalty method	Royalty rate Discount rate Terminal growth rate	0%-9% 16%-22% 3%
Intangible assets in 2017	91,249	Relief-from-royalty method	Royalty rate Discount rate Terminal growth rate	1%-6% 16%-17% 3%

31. CONCENTRATIONS

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

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2015, 2016 and 2017.

No single supplier represented 10% or more of the Group’s total costs of sales for the years ended December 2015, 2016 and 2017.

A summary of the debtors who accounted for 10% or more of the Group’s consolidated accounts receivable, prepaid and other current assets, other non-current assets and consideration receivable was as follows:

	As of December 31,
	2016		2017
Debtors	RMB	%	RMB	%
Accounts receivable
Company A	1,313	10%	1	-
Company B	-	-	5,656	23%
Prepaid and other current assets
Company C	49,800	32%	49,800	38%
Company D	35,000	23%	35,000	27%
Company E	25,959	17%	-	-
Other non-current assets
Company F	1,570	25%	1,281	9%
Company G	-	-	4,504	33%
Consideration receivable
Company H	8,500	100%	-	-

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

32. SUBSEQUENT EVENTS

1)	Extension of loan receivable and short-term borrowing

On March 7, 2018, we mutually agreed with Sino Accord and Suzhou Zhixinliren to extend the maturity date for repayment of the loans for an additional year. Accordingly, both loans are now due in April 2019 and still interest-free. See Note 9 and 15 for further details.

The Company does not identify any other events with material financial impact on the Group’s consolidated financial statements.

33. ADDITIONAL INFORMATION - CONDENSED FINANCIAL STATEMENTS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC VIEs and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of certain percentages of the after-tax income or the increase in net assets for the year (as determined under accounting principles generally accepted in the PRC) should be set aside at each year end as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC VIEs and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIEs, were RMB 1,540,405 and RMB 1,255,894 as of December 31, 2016 and 2017, respectively.

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

As of December 31, 2016 and 2017, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
			Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	1,467	323	50
Amounts due from related parties	183,676	261,867	40,249
Prepaid expenses and other current assets	341	2,770	426
Total current assets	185,484	264,960	40,725

Non-current assets:
Property and equipment, net	-	-	-
Intangible assets, net	8	-	-
Investment in subsidiaries	-	-	-
Total non-current assets	8	-	-

Total assets	185,492	264,960	40,725

LIABILITIES
Current liabilities:
Amounts due to related parties	19,605	17,325	2,663
Accrued and other liabilities	49,371	41,196	6,334
Total current liabilities	68,976	58,521	8,997

Non-current liabilities:
Long-term borrowing from third party	-	39,205	6,026
Total non-current liabilities	-	39,205	6,026

Total liabilities	68,976	97,726	15,023

SHAREHOLDERS’ EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2016 and 2017)	-	-	-
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 33,990,680 and 34,206,939 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	636	640	98
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	90	90	14
Additional paid-in capital	3,453,227	3,456,307	531,225
Accumulated deficit	(3,343,142)	(3,296,679)	(506,691)
Accumulated other comprehensive income	5,705	6,876	1,056
Total shareholders’ equity	116,516	167,234	25,702

Total liabilities and shareholders’ equity	185,492	264,960	40,725

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Statements of Operations

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				Note 3(a)
NET REVENUES
- Educational program and services	-	-	-	-
Cost of revenues
- Educational program and services	-	-	-	-
GROSS LOSS	-	-	-	-
Operating expenses:
Selling and marketing	(410)	-	-	-
General and administrative	(79,562)	(18,854)	(13,457)	(2,068)
Research and development	(660)	-	-	-
Total operating expenses	(80,632)	(18,854)	(13,457)	(2,068)

OPERATING LOSS	(80,632)	(18,854)	(13,457)	(2,068)
Share of (loss) income from subsidiaries	201,051	(23,274)	59,933	9,212
OTHER EXPENSE
Interest (expense) income, net	(56,549)	1	2	-
Foreign exchange losses, net	(131)	-	-	-
Other income (expense), net	-	6,427	(15)	(2)
Income tax	-	-	-	-
NET INCOME (LOSS)	63,739	(35,700)	46,463	7,142

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial Information of Parent Company

Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities	(40,384)	(6,348)	(18,255)	(2,806)
Cash flows from investing activities	-	-	(1,556)	(239)
Cash flows from financing activities	48,876	(843)	18,667	2,869
Effects of exchange rate changes on cash and cash equivalents	-	-	-	-
Net change in cash and cash equivalents	8,492	(7,191)	(1,144)	(176)
Cash and cash equivalents at beginning of year	166	8,658	1,467	225
Cash and cash equivalents at end of year	8,658	1,467	323	50

Supplemental disclosure of cash flow information

Supplemental disclosure of non-cash investing and financing activities
Conversion of convertible loan to ordinary shares and waiver of related accrued interest expenses	70,146	-	-	-

