Form 20-F
period 2018-12-31
Ambow Education Holding Ltd.
filed 2019-04-05
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: Class A Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by this report.

38,756,289 Class A Ordinary Shares and 4,708,415 Class C Ordinary Shares, par value $0.003 per share, as of December 31, 2018

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

The selected consolidated financial data presented below for the years ended December 31, 2016, 2017 and 2018 and as of December 31, 2017 and 2018 is derived from our audited consolidated financial statements included elsewhere in this annual report, which were prepared in accordance with U.S. GAAP. The selected consolidated financial data presented below for the years ended December 31, 2014 and 2015 and as of December 31, 2014, 2015 and 2016, have been derived from our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016, which are not included in this annual report.

On August 31, 2017, we sold the 100% equity interest in Ambow Online to a third party for nil consideration. After the disposal, Ambow Online and its remaining VIE Suzhou Wenjian Venture Investment Management Consulting Co., Ltd. (“Suzhou Wenjian”) were no longer consolidated with the Group. On September 30, 2017, we sold the 100% equity interest in 21st Century Training Center to a third party, with a consideration of RMB 1 yuan. After the disposal, 21st Century Training Center was no longer consolidated with the Group. Please refer to Note 25 for details.

We established IValley Beijing in September 2017. IValley Beijing is a 100% subsidiary of IValley, a Taiwanese company. IValley is a VIE subsidiary of Ambow Education Management (Hong Kong) Ltd. ("Ambow Education Management"). IValley and IValley Bejing’s business is to provide intellectualized operational services.

	For the Years Ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Consolidated Statement of Operations Data:
NET REVENUES:
- Educational programs and services	411,998	395,715	412,016	432,754	525,134	76,378
- Intellectualized operational services	-	-	-	11,170	6,374	927
Total net revenues	411,998	395,715	412,016	443,924	531,508	77,305
COST OF REVENUES
- Education programs and services	(274,036)	(245,945)	(238,742)	(249,400)	(331,939)	(48,279)
- Intellectualized operational services	-	-	-	(6,995)	(6,204)	(902)
Total costs of revenues	(274,036)	(245,945)	(238,742)	(256,395)	(338,143)	(49,181)

GROSS PROFIT	137,962	149,770	173,274	187,529	193,365	28,124
Operating expenses:
Selling and marketing (1)	(80,377)	(55,511)	(41,818)	(36,710)	(43,751)	(6,363)
General and administrative (1)	(508,544)	(280,634)	(145,513)	(142,252)	(132,718)	(19,303)
Research and development (1)	(12,259)	(7,308)	(7,572)	(6,262)	(1,513)	(220)
Impairment loss from continuing operations	(292,577)	(162,351)	(22,402)	-	-	-
Total operating expenses	(893,757)	(505,804)	(217,305)	(185,224)	(177,982)	(25,886)
OPERATING (LOSS)/INCOME	(755,795)	(356,034)	(44,031)	2,305	15,383	2,238
OTHER (EXPENSE)/INCOME	(267,861)	(39,371)	12,924	53,234	33,055	4,808
(LOSS)/INCOME BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	(1,023,656)	(395,405)	(31,107)	55,539	48,438	7,046
Income tax benefit/(expense)	(1,135)	118,963	(5,911)	(9,614)	(3,498)	(509)
(LOSS)/INCOME FROM CONTINUING OPERATIONS	(1,024,791)	(276,442)	(37,018)	45,925	44,940	6,537
(Loss)/Income from and on sale of discontinued operations, net of income tax	(57,764)	340,798	-	-	-	-

NET (LOSS)/INCOME	(1,082,555)	64,356	(37,018)	45,925	44,940	6,537
Less: Net (loss)/income contributable to non-controlling interest from continuing operating	(5,742)	617	(1,318)	(538)	(50)	(7)

NET (LOSS)/INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	(1,076,813)	63,739	(35,700)	46,463	44,990	6,544

NET (LOSS)/INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(1,076,813)	63,739	(35,700)	46,463	44,990	6,544

Net (loss)/income from continuing operations per ordinary share: (2)
Basic	(73.13)	(7.52)	(0.93)	1.20	1.09	0.16
Diluted	(73.13)	(7.52)	(0.93)	1.18	1.08	0.16

Net (loss)/income from discontinued operations per ordinary share: (2)
Basic	(4.18)	9.25	-	-	-	-
Diluted	(4.18)	9.25	-	-	-	-

Net (loss)/income from continuing operations per ADS: (2)
Basic	(146.26)	(15.04)	(1.86)	2.40	2.18	0.32
Diluted	(146.26)	(15.04)	(1.86)	2.36	2.16	0.32
Net (loss)/income from discontinued operations per ADS: (2)
Basic	(8.36)	18.50	-	-	-	-
Diluted	(8.36)	18.50	-	-	-	-

Weighted average shares used in calculating net income/(loss) per share (2)
Basic	13,928,048	36,848,816	38,469,234	38,826,800	41,342,597	41,342,597
Diluted	13,928,048	36,848,816	38,469,234	39,303,760	41,671,763	41,671,763

(1)	Share-based compensation expense included in:

	For the Years Ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selling and marketing	(351)	(457)	-	-	-	-
General and administrative	(156,870)	(49,371)	(7,828)	(4,640)	(8,121)	(1,181)
Research and development	(144)	(289)	-	-	-	-

(2)	Basic and diluted net income/(loss) from continuing operations per ordinary share is computed by dividing net income/(loss) from continuing operations by the weighted average number of shares outstanding for the period. Basic and diluted net income/(loss) from discontinued operations per ordinary share is computed by dividing net income/(loss) from discontinued operations by the weighted average number of shares outstanding for the period. The potentially dilutive options and restricted shares were excluded from the calculation of diluted net income/(loss) from continuing/discontinued operations per share in those periods where their inclusion would be anti-dilutive. All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Ambow Education Holding Ltd.’s 1-for-30 reverse stock split, which was effective on September 4, 2015.

	As of December 31,
	2014	2015	2016	2017	2018	2018
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	180,285	246,303	196,900	195,303	211,436	30,752
Total current assets	993,736	682,624	616,527	572,723	555,400	80,779
Total assets	1,472,684	982,204	953,023	977,420	910,219	132,386
Total current liabilities	1,491,336	839,381	838,002	762,552	645,147	93,833
Total liabilities	1,525,990	839,381	838,002	811,461	647,448	94,167
Total equity/(deficit)	(53,306)	142,823	115,021	165,959	262,771	38,219

	For the Years Ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash (used in)/provided by operating activities	(160,367)	(40,119)	17,535	20,210	25,445	3,699
Net cash provided by/(used in) investing activities	110,221	58,214	(65,218)	(61,078)	(28,520)	(4,148)
Net cash provided by/(used in) financing activities	87,003	12,830	(1,504)	39,205	46,872	6,817

Exchange Rates

Our business is primarily conducted in China and substantially most of our revenues are denominated in RMB. This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at the noon buying rate on December 31, 2018, which was RMB 6.8755 to US$ 1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On February 28, 2019, the daily exchange rate reported by the Federal Reserve Board was RMB 6.6912 to US$ 1.00.

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

Period	Average (1)
2014	6.1704
2015	6.2827
2016	6.6400
2017	6.7595
2018	6.6090

Period	High (1)	Low (1)
2018
September	6.8880	6.8270
October	6.9737	6.8680
November	6.9558	6.8894
December	6.9077	6.8343
2019
January	6.8708	6.6958
February	6.7907	6.6822

(1)	Annual and monthly lows and highs are calculated from daily noon buying rates in the city of New York as published by the Federal Reserve Bank.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Factors

Risks related to our business and industry

If we are not able to continue to attract students to enroll in our programs, our net revenues may decline and we may not be able to maintain profitability.

The success of our business largely depends on the number of student enrollments in our programs and the amount of fees that our students are willing to pay for our courses. Therefore, our ability to continue to attract students to enroll in our programs without significantly decreasing course fees is critical to the continued success and growth of our business. This will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expanding our geographic reach, managing our growth while maintaining the consistency of our teaching quality, effectively marketing our programs to a broader base of prospective students, developing and licensing additional high-quality educational content and responding to competitive pressures. It also depends on macroeconomic factors like unemployment and the resulting lower confidence in job prospects, and many of the regulatory risks discussed as below. Our enrollment in future years will be affected by legislative uncertainty, regulatory activity, and macroeconomic conditions. It is likely that legislative, regulatory, and economic uncertainties will continue for the foreseeable future, and thus it is difficult to assess our long-term growth prospects. Our partner schools are subject to the government imposed annual enrollment quota limit. If we were to violate requirements to which we are subject the Ministry of Education of the People’s Republic of China (“MOE”), could reduce the annual enrollment quota at our partner schools or restrict the programs we offer at our partner schools or the methods by which we recruit new students. If we are unable to continue to attract students to enroll in our programs without significantly decreasing course fees, our net revenues may decline and we may not be able to achieve profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

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

Post-secondary education in the United States is highly competitive. Our Boston-based subsidiary, Bay State College, competes with traditional public and private two-year and four-year colleges, other for-profit schools, and alternatives to higher education, such as employment and military service. Public colleges may offer programs similar to those of Bay State College at a lower tuition level as a result of government subsidies, government and foundation grants, tax-deductible contributions, and other financial sources not available to proprietary institutions. Some of our competitors in both the public and private sectors have substantially greater financial and other resources than we do. Congress, the Department of Education, and other agencies have required increasing disclosure of information to consumers. While we believe that Bay State College provides valuable education to its students, we may not always accurately predict the drivers of a student or potential students’ decisions to choose among the range of educational and other options available to them. This strong competition could adversely affect our business.

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

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. Our net revenues increased from RMB 412.0 million in 2016 to RMB 443.9 million in 2017, and increased to RMB 531.5 million (US$ 77.3 million) in 2018. Comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

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

Failure to adequately and promptly respond to industry changes in curriculum, testing materials and standards could cause our services and products to be less attractive to our students.

Our success depends in part on our ability to continually update and expand the content, curriculum and test preparation materials of our academic programs, develop new programs and our teaching methods in a cost-effective manner, and meet students’ needs in a timely manner. Any inability to track and respond to the industry changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees. Further, we understand the MOE has been discussing reforms to curriculum of K-12 schools. Therefore, school curriculum will likely undergo changes and our tutoring and test preparation programs and materials will need to adapt to such changes. Failure to timely respond to such changes will adversely impact our tutoring services.

Failure to respond to changes to the current assessment and testing systems and admission standards in China could have a material adverse effect on our business and results of operations.

A substantial majority of the net revenues generated in our tutoring segment in the year ended December 31, 2018 were generated from tutoring services focused on preparing for ZhongKao and GaoKao. There have been changes in some areas in the way ZhongKao is administered. For example, beginning in 2010, Yunnan Province stopped administering ZhongKao. Instead, high schools will admit students based on a combination of a comprehensive evaluation of the students’ aptitude (provided by their middle schools) and the students’ middle school academic performance. To ensure the success of the educational reform and cultivate students’ comprehensive abilities, Yunnan Province also prohibits subject competitions in elementary and middle schools, including Olympic math competitions, and standardizes admission policies regarding adding points to middle school test scores based on a student’s extracurricular activities. As for GaoKao, some top universities such as Peking University have been allowed to recruit students through independently administered tests and admission procedures in recent years. The candidates still need to take GaoKao and their scores in GaoKao may not be lower than certain thresholds, but such GaoKao scores will not be the sole determining factor in the admission process. Students admitted in this manner generally should not exceed 5% of the annual enrollment quotas of these universities as approved by the MOE. To the extent ZhongKao, or even GaoKao, becomes less prevalent throughout China, our business and results of operations may be materially adversely affected.

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

We are not aware of any actions, claims or investigations being contemplated by the competent governmental entities with respect to the defects in our leased real properties. However, if we are unable to use the existing properties, enter new leases or renew our current leases in a timely basis and on terms favorable to us, our business, results of operations and financial condition could be materially adversely affected. No impairment loss was made against the capital lease in 2018.

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

In accordance with U.S. GAAP, we account for our acquisitions using the acquisition method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. During 2018, we did not recognize any impairment loss. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted an equity incentive plan in 2010, the 2010 Equity Incentive Plan, which was amended and restated in November 2018, the Amended and Restated 2010 Plan. We have granted options and restricted shares under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, which may have an adverse or negative impact on our results of operations. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. During the year ended December 31, 2018, we recorded share-based compensation expenses of RMB 8.1 million for the restricted stock and the unrecognized share-based compensation expenses amounted to RMB 4.7 million as of December 31, 2018. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Changes to accounting standards or taxation rules or practices or greater than anticipated tax liabilities may adversely affect our reported results of operations or how we conduct our business.

A change in accounting standards or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting standards or taxation rules, such as FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, or FIN 48 (now codified as ASC 740), the Enterprise Income Tax Law in China which was effective January 1, 2008, or the EIT Law, and various interpretations of accounting standards or taxation practice have been adopted and may be adopted in the future. These accounting standard and tax regulation changes, future changes and the uncertainties surrounding current practices and implementation procedures may adversely affect our reported financial results or the way we conduct our business. We are subject to income tax, value-added tax and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Moreover, we may lose the tax benefits we are currently receiving or we may be forced to disgorge prior tax benefits we have enjoyed and pay additional taxes and possibly penalties for prior tax years, any of which would harm our results of operations.

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

The growth rate of China’s domestic product in 2018 was 6.6%, compared to a growth rate of 6.9% in 2017 and 6.7% in 2016. A number of factors contributed to this slowdown in China’s economy, including tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. Since we derive substantially most of our revenues from students in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our students may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing students. The adverse economic conditions, if they continue or worsen, will affect consumer spending generally, which could result in decreased demand for our services and products within our target markets.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence may be materially and adversely affected.

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. As a non-accelerated filer, we are not required to have an independent registered public accounting firm issue an attestation report on the effectiveness of our internal control over financial reporting. However, we are still required to include a report of management on the effectiveness of our company’s internal control over financial reporting in our annual report. Our management has performed an evaluation of the effectiveness of our internal controls over financial reporting as of December 31, 2018 and concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Control and Procedures.”

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

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission (“NDRC”), and the Ministry of Commerce (“MOFCOM”) on March 10, 2015 and became effective on April 10, 2015, foreign investment is encouraged to participate in vocational training services beyond educational services. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. NDRC and MOFCOM promulgated The Foreign Investment Industries Guidance Catalog on June 28, 2017, which will come into effect on July 28, 2017, and the abovementioned policy does not change. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December 31, 2018, we had a total of 48 centers and schools, comprised of 10 tutoring centers, 3 K-12 schools, 8 career enhancement centers, 1 career enhancement college, 25 training offices and 1 career enhancement campus. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. The majority of our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools and career enhancement centers.

We conduct our intellectualized operational services business in China through IValley Beijing. IValley Beijing is a foreign invested entity controlled by a Taiwanese entity IValley Co., Ltd. ("IValley"). IValley is operated through contractual arrangements between Ambow Education Management and its respective shareholders. Foreign investment is encouraged to participate in the intellectualized operational service business in the Foreign Investment Catalog.

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

On March 15, 2019, the new Foreign Investment Law of PRC (the “2018 Foreign Investment Law”)was passed by the Second Session of the thirteenth National People's Congress and will come into force on January 1, 2020. The 2018 Foreign Investment Law does not mention concepts including “de facto control”, “controlling through contractual arrangements” or “variable interest entity”, nor does it specify the regulation on controlling through contractual arrangements or variable interest entity. Furthermore, the 2018 Foreign Investment Law does not specifically stipulate rules on the education industry. Therefore, we believe that the 2018 Foreign Investment Law will not have any material adverse effect on our VIE structure and our business operations.

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

As of December 31, 2018, we had a total of 31 schools that were registered as private schools as opposed to companies. Of the 31 schools, 4 schools were registered as schools not requiring reasonable returns. The other 27 schools were registered as schools requiring reasonable returns. The total net revenue of the schools requiring reasonable returns accounted for 66.1% of our consolidated total net revenue for the year ended December 31, 2018. The total net revenue of the schools not requiring reasonable returns accounted for 1.8% of our consolidated total net revenue for the year ended December 31, 2018. Both schools requiring reasonable returns and not requiring reasonable returns reported a net loss position for the period ending December 31, 2018.

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

We are highly dependent upon revenue generated from our three K-12 schools which was 50.4%, 52.4% and 52.3% for the year ended December 31, 2016, 2017 and 2018, respectively. Chinese regulators have broad powers to regulate the tuition, accommodation and other fees charged by primary, secondary and other schools and student enrollment levels at these schools. As a result, new regulations could adversely impact the fees we receive from the schools to which we provide course materials and software products and the student enrollments at our directly-operated schools and at our partner schools, as well as the returns from the K-12 schools operated by our Chinese affiliated entities. The tuition, accommodation and other fees charged by our degree programs and our K-12 schools are subject to various price controls administered by local price-control authorities and our student enrollment in our independent college is subject to annual enrollment quotas established by the MOE. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price-control authorities may impose stricter price control on tuition changes in the future. As of the date of this annual report, there is no indication from the MOE or the relevant authorities that the government would significantly change the tuition charges or student annual enrollment quotas. If the tuition charges were to be decreased or if they were not allowed to increase in line with increases in our costs because of the actions of China’s administrative price controls or if student enrollments at private schools were restricted, our net revenue and profitability would be materially adversely affected.

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

In order to fund the acquisition costs and working capital needs in US dollars, on April 5, 2017, we entered into an agreement to receive a one-year interest-free US dollar loan from Sino Accord. This short-term loan is considered correlated to our one-year interest-free RMB loan to Suzhou Zhixinliren, and when we repay the US dollar loan, the RMB loan will be repaid. Without providing an RMB loan to Suzhou Zhixinliren, we would not be able to obtain the US dollar loan from Sino Accord in compliance with applicable regulations, mainly the Regulations for the Implementation of Foreign Exchange Management in People’s Republic of China. On March 7, 2018, we mutually agreed with Sino Accord and Suzhou Zhixinliren to extend the maturity date for repayment of the loans for an additional year. Accordingly, both loans are now due in April 2019. Please refer to Note 8 and Note 14 to consolidated financial statements for details.

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

Risks Related to Regulations of Bay State College

If we fail to comply with the extensive U.S. regulatory requirements related to operating a US higher education institution, we could face significant monetary liabilities, fines and penalties, including loss of access to federal student loans and grants for our students.

As a provider of higher education in the United States at Bay State College, we are subject to extensive regulation on both the federal and state levels. In particular, the Higher Education Act and related regulations subject Bay State College and all other higher education institutions that participate in the various Title IV programs to significant regulatory scrutiny.

The Higher Education Act mandates specific regulatory responsibilities for each of the following components of the higher education regulatory triad: (1) the federal government through the Department of Education; (2) the accrediting agencies recognized by the Secretary of Education; and (3) state education regulatory bodies. In addition, other federal agencies such as the Consumer Financial Protection Bureau and Federal Trade Commission, and various state agencies and state attorneys general enforce consumer protection laws applicable to post-secondary educational institutions.

The regulations, standards, and policies of these regulatory agencies frequently change, and changes in, or new interpretations of, applicable laws, regulations, standards, or policies could have a material adverse effect on our accreditation, authorization to operate in various states, permissible activities, receipt of funds under Title IV programs, or costs of doing business.

Title IV requirements are enforced by the Department of Education and, in some instances, by private plaintiffs. If we are found not to be in compliance with these laws, regulations, standards, or policies, we could lose our access to Title IV program funds, which would have a material adverse effect on Bay State College’s operations. Findings of noncompliance also could result in our being required to pay monetary damages, or being subjected to fines, penalties, injunctions, restrictions on our access to Title IV program funds, or other censure that could have a material adverse effect on our business.

Our failure to comply with the Department of Education’s gainful employment regulations could result in heightened disclosure requirements and loss of Title IV eligibility.

To be eligible for Title IV funding, academic programs offered by proprietary institutions of higher education must prepare students for gainful employment in a recognized occupation. On October 31, 2014, the Department of Education published the final regulations on gainful employment, which, with the exception of certain disclosure requirements, generally became effective July 1, 2015. The regulations include two debt-to-earnings measures, consisting of an annual income rate and a discretionary income rate. The annual income rate measures student debt in relation to earnings, and the discretionary income rate measures student debt in relation to discretionary income.

A program passes if the program’s graduates:

•	Have an annual income rate that does not exceed 8%; or

•	Have a discretionary income rate that does not exceed 20%.

A program that does not pass either of the debt-to-earnings metrics, and that has an annual income rate between 8% and 12%, or a discretionary income rate between 20% and 30%, is considered to be in a warning zone. A program fails if the program’s graduates have an annual income rate of 12% or greater and a discretionary income rate of 30% or greater. A program would become Title IV-ineligible for three years if it failed both metrics for two out of three consecutive years, or fails to pass at least one metric for four consecutive award years. The regulations provide a means by which an institution may challenge the Department of Education’s calculation of any of the debt metrics prior to loss of Title IV eligibility.

The requirements associated with the gainful employment regulations may substantially increase our administrative burdens and could affect our program offerings, student enrollment, persistence, and retention. Further, although the regulations provide opportunities for an institution to correct any potential deficiencies in a program prior to the loss of Title IV eligibility, the continuing eligibility of our academic programs will be affected by factors beyond management’s control, such as changes in our graduates’ employment and income levels, changes in student borrowing levels, increases in interest rates, and various other factors. Even if we were able to correct any deficiency in the gainful employment metrics in a timely manner, the disclosure requirements associated with a program’s failure to meet at least one metric may adversely affect student enrollments in that program and may adversely affect the reputation of our institution.

On August 10, 2018, the Department of Education announced a notice of proposed rulemaking that proposes to rescind the gainful employment regulations. The notice states that these regulations would be replaced with other regulations designed to require all higher education institutions provide useful, transparent data to students. We cannot predict what regulations will be proposed or ultimately adopted.

Congressional examination of for-profit post-secondary education could lead to legislation or other governmental action that may negatively affect the industry.

Since 2010, Congress has increased its focus on for-profit higher education institutions, including regarding participation in Title IV programs and oversight by the Department of Defense of tuition assistance and by the Veterans Administration of veterans education benefits for military service members and veterans, respectively, attending for-profit colleges. The Senate HELP Committee and other congressional committees have held hearings into, among other things, the proprietary education sector and its participation in Title IV programs, the standards and procedures of accrediting agencies, credit hours and program length, the portion of federal student financial aid going to proprietary institutions, and the receipt of veterans and military education benefits by students enrolled at proprietary institutions. A number of legislators have requested the Government Accountability Office to review and make recommendations regarding, among other things, recruitment practices, educational quality, student outcomes, the sufficiency of integrity safeguards against waste, fraud, and abuse in Title IV programs, and the percentage of proprietary institutions’ revenue coming from Title IV and other federal funding sources.

This activity may result in legislation, further rulemaking affecting participation in Title IV programs, and other governmental actions. In addition, concerns generated by congressional activity may adversely affect enrollment in, and revenues of for-profit educational institutions. Limitations on the amount of federal student financial aid for which our students are eligible under Title IV could materially and adversely affect our business.

We are dependent on the renewal and maintenance of Title IV programs.

The Higher Education Act, which is the law authorizing Title IV programs, is subject to periodic reauthorization. Congress completed the most recent reauthorization through multiple pieces of legislation and may reauthorize the HEA in a piecemeal manner in the future. Additionally, Congress determines the funding level for each Title IV program on an annual basis. Any action by Congress that significantly reduces funding for Title IV programs or the ability of our school or students to participate in these programs could materially harm our business. A reduction in government funding levels could lead to lower enrollments at our school and require us to arrange for alternative sources of financial aid for our students. Lower student enrollments or our inability to arrange such alternative sources of funding could adversely affect our business.

We are subject to compliance reviews, which, if they resulted in a material finding of noncompliance, could affect our ability to participate in Title IV programs.

Because we operate in a highly regulated industry, we are subject to compliance reviews and claims of noncompliance and related lawsuits by government agencies, accrediting agencies, and third parties, including claims brought by third parties on behalf of the federal government. For example, the Department of Education regularly conducts program reviews of educational institutions that are participating in Title IV programs, and the Office of Inspector General of the Department of Education regularly conducts audits and investigations of such institutions. The Department of Education could limit, suspend, or terminate our participation in Title IV programs or impose other penalties such as requiring us to make refunds, pay liabilities, or pay an administrative fine upon a material finding of noncompliance.

For the year ended December 31, 2018, no material isolated issues were found during regulatory reviews of Bay State College.

If we fail to maintain our institutional accreditation or if our institutional accrediting body loses recognition by the Department of Education, we would lose our ability to participate in Title IV programs.

The loss of Bay State College’s accreditation by New England Association of Schools and Colleges, or New England Association’s loss of recognition by the Department of Education would render Bay State College ineligible to participate in Title IV programs and would have a material adverse effect on our US educational business. In addition, an adverse action by the New England Association other than loss of accreditation, such as issuance of a warning, could have a material adverse effect on our business. In November 2015, the Department of Education announced a set of executive actions and legislative proposals to increase transparency and rigor in accreditation. On January 20, 2016, the Department of Education issued additional recommendations related to accreditation.

On July 31, 2018, the Department of Education issued a public notice of proposed rulemaking on several topics, one of which is accreditation. Pursuant to such notice, public hearings were held on these topics, including accreditation, on September 6, September 11 and 13, 2018. On December 19, 2018, the Department of Education hosted a summit on rethinking career and technical education the focus of which was to consider alternatives ways in which to educate students for jobs of the future.

If we fail to maintain any of our state authorizations, we would lose our ability to operate in that state and to participate in Title IV programs there.

Each Bay State College campus is authorized to operate and to grant degrees, diplomas, or certificates by the Massachusetts Department of Higher Education. Such state authorization is required for students at the campus to participate in Title IV programs. The loss of state authorization would, among other things, render Bay State College ineligible to participate in Title IV programs at least at those state campus locations, limit Bay State College’s ability to operate in that state and could have a material adverse effect on our business.

Effective July 1, 2011, Department of Education regulations provide that an institution is considered legally authorized by a state if the state has a process to review and appropriately act on complaints concerning the institution, including enforcing applicable state laws, and the institution complies with any applicable state approval or licensure requirements consistent with the new rules. If the Commonwealth of Massachusetts fails to comply in the future with the provisions of the new rule or fails to provide Bay State College with legal authorization, it could limit Bay State College’s ability to operate in that state and have a material adverse effect on our US operations.

On December 19, 2016, the Department of Education published final regulations addressing, among other issues, state authorization of programs offered through distance education. The final regulations, which are effective July 1, 2018, require an institution offering distance education programs to be authorized by each state in which the institution enrolls students, if such authorization is required by the state, in order to award Title IV aid to such students. An institution could obtain such authorization directly from the state or through a state authorization reciprocity agreement. On January 30, 2017, the Department of Education announced that it intends to take unspecified regulatory actions regarding certain regulations that have been published but have not yet taken effect, including regulations related to state authorization of distance education. As of February 2018, the Department had taken no action with respect to the state authorization of distance education regulations. If we fail to obtain or maintain required state authorization to provide post-secondary distance education in a specific state, the institution could lose its ability to award Title IV aid to online students in that state and could lose its ability to provide distance education in that state.

On May 25, 2018, the Department of Education announced that it proposed to delay until July 1, 2020, the effective date of regulations requesting distance education. The subject of distance education is one of the topics included in the Department of Education’s proposed rulemaking of July 31, 2018.

Bay State College participates in the State Authorization Reciprocity Agreement (“SARA”), which allows Bay State College to enroll students in distance education programs in each SARA member state. Bay State College applies separately to non-SARA member states for authorization to enroll students, if such authorization is required by the state. If Bay State College failed to comply with the requirements to participate in SARA or state licensing or authorization requirements to provide distance education in a non-SARA state, Bay State College could lose its ability to participate in SARA or may be subject to the loss of state licensure or authorization to provide distance education in that non-SARA state, respectively.

If we fail to obtain recertification by the Department of Education when required, we would lose our ability to participate in Title IV programs.

An institution generally must seek recertification from the Department of Education at least every six years and possibly more frequently depending on various factors, such as whether it is provisionally certified. The Department of Education may also review an institution’s continued eligibility and certification to participate in Title IV programs, or scope of eligibility and certification, in the event the institution undergoes a change in ownership resulting in a change of control or expands its activities in certain ways, such as the addition of certain types of new programs, or, in certain cases, changes to the academic credentials that it offers. In certain circumstances, the Department of Education must provisionally certify an institution. The Department of Education may withdraw our certification if it determines that we are not fulfilling material requirements for continued participation in Title IV programs. If the Department of Education does not renew, or withdraws our certification to participate in Title IV programs, our students would no longer be able to receive Title IV program funds, which would have a material adverse effect on our business.

Each institution participating in Title IV programs must enter into a Program Participation Agreement with the Department of Education. Under the agreement, the institution agrees to follow the Department of Education’s rules and regulations governing Title IV programs. On March 1, 2018, the Department and Bay State College executed a new Provisional Program Participation Agreement, approving Bay State College’s continued participation in Title IV programs with full certification through December 31, 2020.

Student loan defaults could result in the loss of eligibility to participate in Title IV programs.

In general, under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all Title IV programs if, for three consecutive federal fiscal years, 30% or more of its students who were required to begin repaying their student loans in the relevant federal fiscal year default on their payment by the end of the second federal fiscal year following that fiscal year. Institutions with a cohort default rate equal to or greater than 15% for any of the three most recent fiscal years for which data are available are subject to a 30-day delayed disbursement period for first-year, first-time borrowers.

If we lose eligibility to participate in Title IV programs because of high student loan default rates, it would have a material adverse effect on our business. Bay State College’s most recent three-year cohort default rate for federal fiscal year 2015 published by the Department of Education was 7%.

Bay State College could lose its eligibility to participate in federal student financial aid programs or be provisionally certified with respect to such participation if the percentage of our revenues derived from those programs were too high.

A proprietary institution may lose its eligibility to participate in the federal Title IV student financial aid program if it derives more than 90% of its revenues, on a cash basis, from Title IV programs for two consecutive fiscal years. A proprietary institution of higher education that violates the 90/10 Rule for any fiscal year will be placed on provisional status for up to two fiscal years. Using the formula specified in the Higher Education Act, Bay State College derived approximately 63%, of its cash-basis revenues from these programs in 2018, which was our first full year operating Bay State College.  Certain members of Congress have proposed to revise the 90/10 Rule to count tuition assistance provided by the Department of Defense and veterans education benefits, along with Title IV revenue, toward the 90% limit and to reduce the limit to 85% of total revenue. Such proposals could make it difficult for us to comply with the 90/10 rule. If we were to violate the 90/10 Rule, the loss of eligibility to participate in the federal student financial aid programs would have a material adverse effect on our business.

Our failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs.

All Title IV Institutions are subject to meeting financial and administrative standards. These standards are assessed through annual compliance audits, periodic renewal of institutional PPAs, periodic program reviews and ad hoc events which may lead the Department of Education to evaluate an institution’s financial responsibility or administrative capability. The administrative capability criteria require, among other things, that our institution (1) has an adequate number of qualified personnel to administer Title IV programs, (2) has adequate procedures for disbursing and safeguarding Title IV funds and for maintaining records, (3) submits all required reports and consolidated financial statements in a timely manner, and (4) not has significant problems that affect the institution’s ability to administer Title IV programs.

A financial responsibility test is required for continued participation by an institution’s students in U.S. federal financial assistance programs. The test is based upon a composite score of three ratios: an equity ratio that measures the institution’s capital resources; a primary reserve ratio that measures an institution’s ability to fund its operations from current resources; and a net income ratio that measures an institution’s ability to operate profitably. A minimum score of 1.5 is necessary to meet ED’s financial standards. Institutions with scores of less than 1.5 but greater than or equal to 1.0 are considered financially responsible, but require additional oversight. These schools are subject to heightened cash monitoring and other participation requirements. An institution with a score of less than 1.0 is considered not financially responsible. However, a school with a score of less than 1.0 may continue to participate in the Title IV programs under provisional certification. In addition, this lower score typically requires that the school be subject to heightened cash monitoring requirements and post a letter of credit (equal to a minimum of 10% of the Title IV aid it received in the institution's most recent fiscal year). For the fiscal year of 2018, Bay State College had a composite score equal to 1.7.

If the Department of Education determines, in its judgment, that Bay State College has failed to demonstrate either financial responsibility or administrative capability, we could be subject to sanctions, including, among other things, a requirement to post a letter of credit, fines, suspension or termination of our eligibility to participate in Title IV programs or repayment of funds received under Title IV programs, any of which could have a material adverse effect on our business, financial condition, results of operation and cash flows and result in the imposition of significant restrictions on us and our ability to operate. The Department of Education has considerable discretion under the regulations to impose the foregoing sanctions and, in some cases, such sanctions could be imposed without advance notice or any prior right of review or appeal.

Our failure to comply with the Department of Education’s incentive compensation rules could result in sanctions and other liability.

If we pay a bonus, commission, or other incentive payment in violation of applicable Department of Education rules or if the Department of Education or other third parties interpret our compensation practices as such, we could be subject to sanctions or other liability, which could have a material adverse effect on our business.

Our failure to comply with the Department of Education’s misrepresentation rules could result in sanctions and other liability.

The Higher Education Act prohibits an institution that participates in Title IV programs from engaging in “substantial misrepresentation” of the nature of its educational program, its financial charges, or the employability of its graduates. The ’s Program Integrity Regulations, which took effect July 1, 2011, interpret this provision to prohibit any statement on those topics made by the institution or a third party that provides educational programs, marketing, advertising, recruiting, or admissions services to the institution that has the likelihood or tendency to confuse. The U.S. Court of Appeals for the District of Columbia held on June 5, 2012, that the term “substantial misrepresentation” could not include true, nondeceitful statements that are merely confusing. Final regulations to expand the definition of misrepresentation to include “any statement that has the likelihood or tendency to mislead under the circumstances” were scheduled to take effect July 1, 2017. The definition also would have been expanded to include “any statement that omits information in such a way as to make the statement false, erroneous, or misleading.” On June 16, 2017, the Department of Education announced that it had decided to postpone indefinitely the implementation of certain provisions, including the revised definition. The Department has delayed implementation until July 1, 2019.

In the event of substantial misrepresentation, the Department of Education may revoke an institution’s program participation agreement, limit the institution’s participation in Title IV programs, deny applications from the institution, such as to add new programs or locations, initiate proceedings to fine the institution or limit, suspend, or terminate its eligibility to participate in Title IV programs. If the Department of Education or other third parties interpret statements made by us or on our behalf to be in violation of the new regulations, we could be subject to sanctions and other liability, which could have a material adverse effect on our business.

Our failure to comply with the Department of Education’s credit hour rule could result in sanctions and other liability.

Effective July 1, 2011, Title IV regulations define the term “credit hour” and require accrediting agencies and state authorization agencies to review the reliability and accuracy of an institution’s credit hour assignments. If an accreditor does not comply with this requirement, its recognition by the Department of Education could be jeopardized. If an accreditor identifies systematic or significant noncompliance in one or more of an institution’s programs, the accreditor must notify the Secretary of Education. If the Department of Education determines that an institution is out of compliance with the credit hour definition, the Department of Education could impose liabilities or other sanctions, which could have a material adverse effect on our business.

Our failure to comply with the Jeanne Clery Disclosure of Campus Security Policy and Campus Crime Statistics Act or Title IX of the Education Amendments of 1972 could result in sanctions and other liability.

Bay State College must comply with the campus safety and security reporting requirements as well as other requirements in the Jeanne Clery Disclosure of Campus Security Policy and Campus Crime Statistics Act (“Clery Act”), including changes made to the Clery Act by the Violence Against Women Reauthorization Act of 2013. On October 20, 2014, the Department of Education promulgated final regulations implementing amendments to the Clery Act. In addition, the Department of Education has interpreted Title IX to categorize sexual violence as a form of prohibited sex discrimination and to require institutions to follow certain disciplinary procedures with respect to such offenses. Failure to comply with the Clery Act or Title IX requirements or regulations thereunder could result in action by the Department of Education to require corrective action, fine Bay State College, or limit or suspend its participation in Title IV programs, which could lead to litigation and could harm the Bay State College’s reputation.

Our failure to comply with the Borrower Defense to Repayment Regulations could result in sanctions and other liability.

On July 25, 2018, the Department of Education issued proposed regulations to change the borrower defense to repayment regulations. Under the proposed regulations, mandatory and discretionary triggers exist which would allow the Department of Education to impose a letter of credit on an institution prior to their submission or annual financial statements in the event of certain negative events. The regulations were subject to a thirty-day comment period and need to be issued in final form prior to November 1, 2018 to be effective as of July 1, 2019. On October 2, 2018, the Department of Education indicated that the proposed regulations will not be issued by the November 1, 2018 federal calendar deadline and the Department of Education is still committed to issuing the regulations. However, the Department of Education was sued for delaying the borrower defense to repayment regulations and a federal judge ruled on October 12, 2018 that the borrower defense to repayment regulations are effective immediately. Bay State College is in process of determining the impact on the institution and any further guidance in regard to implementation which may be forthcoming from the Department of Education.

We are subject to sanctions if we fail to calculate accurately and make timely payment of refunds of Title IV program funds for students who withdraw before completing their educational program.

The Higher Education Act and Department of Education regulations require us to calculate refunds of unearned Title IV program funds disbursed to students who withdraw from their educational program before completing it. If refunds are not properly calculated or timely paid, we may be required to post a letter of credit with the Department of Education or be subject to sanctions or other adverse actions by the Department of Education, which could have a material adverse effect on our business.

Investigations, legislative and regulatory developments, and general credit market conditions related to the student loan industry may result in fewer lenders and loan products and increased regulatory burdens and costs.

The Higher Education Act regulates relationships between lenders to students and post-secondary education institutions. In 2009, the Department of Education promulgated regulations that address these relationships, and state legislators have also passed or may be considering legislation related to relationships between lenders and institutions. In addition, new procedures introduced and recommendations made by the Consumer Financial Protection Bureau create uncertainty about whether Congress will impose new burdens on private student lenders. These developments, as well as legislative and regulatory changes, such as those relating to gainful employment and repayment rates, creating uncertainty in the industry and general credit market conditions, may cause some lenders to decide not to provide certain loan products and may impose increased administrative and regulatory costs. Such actions could reduce demand for, and/or availability of private education loans, decrease Bay State College’s non-Title IV revenue, and thereby increase Bay State College’s 90/10 ratio, and have a material adverse effect on our business.

The Bay State College business operations could be harmed if we experience a disruption in our ability to process student loans under the Federal Direct Loan Program.

Any processing disruptions by the Department of Education may affect our students’ ability to obtain student loans on a timely basis. If we experience a disruption in our ability to process student loans through the Federal Direct Loan Program, either because of administrative challenges on our part or the inability of the Department of Education to process the volume of direct loans on a timely basis, our business, financial condition, results of operations, and cash flows related to Bay State College could be adversely and materially affected.

Bay State College’s business operations could be harmed if Congress makes changes to the availability of Title IV funds.

We collected 26.3% of the consolidated net revenue in our Career Enhancement segment from receipt by Bay State College of Title IV financial aid program funds, principally from federal student loans under the Federal Direct Loan Program. Changes in the availability of these funds or a reduction in the amount of funds disbursed may have a material adverse effect on our enrollment, financial condition, results of operations, and cash flows. Congress eliminated further federal direct subsidized loans for graduate and professional students as of July 1, 2012. On August 9, 2013, Congress passed legislation that ties interest rates on Title IV loans to the rate paid on U.S. Treasury bonds. Interest rates are set every July 1 for loans taken out from July 1 to June 30 of the following year. In July 2012, Congress reduced eligibility for Pell Grants from 18 semesters to 12 semesters. To date, these changes have not had a material impact on our business, but future changes in the availability of Title IV funds could impact students’ ability to fund their education and thus may have a material adverse effect on our enrollment, financial condition, results of operations, and cash flows.

Enforcement of laws related to the accessibility of technology continues to evolve, which could result in increased information technology development costs and compliance risks.

Bay State College’s online education programs are made available to students through personal computers and other technological devices. For each of these programs, the curriculum makes use of a combination of graphics, pictures, videos, animations, sounds, and interactive content. Federal agencies, including the Department of Education and the Department of Justice, have considered or are considering how electronic and information technology should be made accessible to persons with disabilities. For example, Section 504 of the Rehabilitation Act of 1973, or Section 504, prohibits discrimination against a person with a disability by any organization that receives federal financial assistance. The Americans with Disabilities Act, or the ADA, prohibits discrimination based on disability in several areas, including public accommodations. In 2010, the Department of Education’s Office for Civil Rights, which enforces Section 504, together with the Department of Justice, asserted that requiring the use of technology in a classroom environment when such technology is inaccessible to individuals with disabilities violates Section 504, unless those individuals are provided accommodations or modifications that permit them to receive all the educational benefits provided by the technology in an equally effective and integrated manner. If Bay State College is found to have violated Section 504, it may be required to modify existing content and functionality of its online classroom or other uses of technology, including through adoption of specific technical standards. As a result of such enforcement action, or as a result of new laws and regulations that require greater accessibility, Bay State College may have to modify its online classrooms and other uses of technology to satisfy applicable requirements, which could require substantial financial investment. As with all nondiscrimination laws that apply to recipients of federal financial assistance, an institution may lose access to federal financial assistance if it does not comply with Section 504 requirements. In addition, private parties may file or threaten to file lawsuits alleging failure to comply with laws that prohibit discrimination on the basis of disability, such as the ADA, and defending against such actions may require Bay State College to incur costs to modify its online classrooms and other uses of technology and costs of litigation.

Risks related to ownership of our ADSs

We cannot assure you that the ADSs will not be delisted from the NYSE American, which could negatively impact the price of the ADSs and our ability to access the capital markets.

In June 2018, we completed our public offering of 2,070,000 ADSs at US$4.25 per ADS. Each ADS comprises two Class A ordinary shares of the company. On June 1, 2018, the company’s ADSs commenced trading on the NYSE American under the symbol “AMBO”. We cannot give you any assurance that a broader or more active public trading market for the ADSs will develop on the NYSE American or be sustained, or that current trading levels in ADSs will be sustained. In addition, if we fail to meet the criteria set forth in SEC regulations, by law, various requirements would be imposed on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the ADSs, which may further affect the liquidity of the ADSs.

The listing standards of the NYSE American provide that a company, in order to qualify for continued listing, must maintain a minimum share price of $1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements. If we fail to comply with all listing standards applicable to issuers listed on the NYSE American, the ADSs may be delisted. If the ADSs are delisted, it could reduce the price of the ADSs and the levels of liquidity available to our shareholders. In addition, the delisting of the ADSs could materially and adversely affect our access to the capital markets and any limitation on liquidity or reduction in the price of the ADSs could materially and adversely affect our ability to raise capital. Delisting from the NYSE American could also result in other negative consequences, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

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

We believe we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2018. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for the year ending December 31, 2018 or any future taxable year. A foreign (non-U.S.) corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Taxation – U.S. Federal Income Taxation – General”) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E—Taxation—United States federal income taxation—Passive foreign investment company.”

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

From 2008 to 2012, we made a total of 31 separate acquisitions through business combinations and one acquisition of long-term operating rights. On November 20, 2017, we acquired 100% of the outstanding shares of common stock of Bay State College Inc. (“Bay State College”). Bay State College is a Massachusetts corporation that owns and operates Bay State College, a higher education institution offering career-focused post-secondary education with Associates and Bachelor’s programs in Business, Information Technology, Healthcare, Criminal Justice and Fashion. Bay State College was founded in 1946, is accredited by the New England Association of Schools and Colleges, Commission on Institutions of Higher Education and eligible to participate in federal student aid programs under Title IV of the U.S. Higher Education Act. Bay State College’s academic programs are delivered at its main campus in Boston, Massachusetts, a branch campus in Taunton, Massachusetts and online. Please refer to Note 22 to the audited consolidated financial statements for details.

On August 31, 2017, we sold the 100% equity interest in Ambow Online to a third party, with nil consideration, and the third party assumed all assets and liabilities of Ambow Online as of August 31, 2017. In connection with the disposal, we offset the payables to Ambow Online with Ambow Online’s net assets attributable to us as of August 31, 2017. After the offset, the payable balance due to Ambow Online by us was RMB 171.1 million. Through further negotiation with the buyer, the payable balance due to Ambow Online by us was reduced to RMB 137.5 million. The difference of RMB 33.6 million was recognized as disposal gain. Obligations in the aggregate amount of RMB 137.5 million will be paid by December 31, 2018. The deal was not a strategic shift of the business and this transaction would not have major impact on Ambow’s business, therefore this transaction was not qualified as discontinued operation. As of December 31, 2018, we have paid RMB 112.0 million to Ambow Online. On December 24, 2018, we entered into a supplementary agreement with Ambow Online and the third party to extend the payable due date to March 31, 2019. The extended payable in RMB 25.5 million was fully paid subsequently to the date of our 2018 20-F.

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

The JPLs appointment has caused significant disruptions to the operations of the company. The company has since enhanced its corporate governance structure and internal control procedures. It is quite likely that the company is able to realize certain financial gains from its previous business with the strengthening of the company’s operations policy and procedures in the near future.

As of December 31, 2018, our Board consists of five members: Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, Mr. John Porter and Dr. Yanhui Ma.

Principal Executive Office

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

As of December 31, 2018, we had a total of 48 learning centers and schools, including:

•	3 directly-operated K-12 schools

•	10 tutoring centers

•	25 training offices

•	8 career enhancement centers

•	1 career enhancement campus
•	1 career enhancement college (in Boston U.S.)

The following map sets forth the service coverage and the geographic coverage of our K-12 schools and tutoring centers (included under Better Schools), and our career enhancement centers, career enhancement campus and training offices (included under Better Jobs) as of December 31, 2018:

Beijing
▪Training Office: 3
▪Tutoring center: 2
Hebei
▪ CE center:1
Liaoning
▪ K-12: 1
▪CE center: 1
Shanxi
▪ Training Office: 1
Tianjin
▪ Training Office: 1
Shan'xi
▪ Training Office: 1
Shandong
▪ Training Office :4
▪ CE center: 2
Jiangsu
▪ Tutoring center: 1
▪ K-12: 1
▪ CE Campus: 1
▪ Training Office: 2
Gansu
▪ Tutoring center: 3
Shanghai
▪ Training Office: 5
▪ CE center: 3
Zhejiang
▪ Training Office: 3
Anhui
▪ Training Office: 1
Sichuan
▪ Training Office: 1
Guangdong
▪Training Office: 2
Chongqing
▪ Training Office: 1
▪ CE center: 1
Hunan
▪ Tutoring center: 4
▪ K-12: 1
Sales coverage
Sites coverage

Total number of schools/centers (As of Dec 31, 2018)	
Better Schools	13
Tutoring Centers	10
K-12 schools	3
Better Jobs	35
Career Enhancement Centers	8
Career Enhancement Campus	1
Career Enhancement College (in US)	1
Training Office	25
Total	48

Revenues from our Better Schools division accounted for 65.7%, 64.8% and 61.1% of our total net revenues in the fiscal years of 2016, 2017 and 2018, respectively. Revenues from our Better Jobs division accounted for 34.3%, 32.7% and 37.7% of our total net revenues in 2016, 2017 and 2018, respectively. Revenues from our Others division accounted for 2.5% and 1.2% of our total net revenues in 2017 and 2018, respectively. We recorded total net revenues of RMB 412.0 million, RMB 443.9 million and RMB 531.5 million (US$ 77.3 million) in 2016, 2017 and 2018, respectively.

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

We have three directly-operated K-12 schools located in the following locations: one in the Hunan province in central China; one in the Liaoning province in northeast China; and, one in the Jiangsu province in eastern China, all of which are accredited by the Chinese Ministry of Education. As of December 31, 2018, there were approximately 1,200 full-time teaching faculty and support staff supporting over 16,000 students.

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

Our Genesis Career Enhancement (“Genesis”) business provides outbound and in-house management trainings for corporate clients. These corporate training programs are jointly designed with our corporate partners to specifically tailor the training for their employees. We had provided training services to approximately 4,000 corporate clients. Genesis has 25 training centers across China and more than 200 professional trainers.

We operate three-year polytechnic joint programs and four-year degree joint programs with universities and colleges to provide career enhancement services to students, primarily focusing on majors related to computer software outsourcing management. Under the joint programs, we provide and update courseware content, recruit and provide highly qualified teachers, as well as offer job placement channels, while our partnering universities and colleges ensure student enrollment, provide teaching facilities, and offer program degrees. As such, the joint programs will bring us a large base of customers to whom we can offer our services and products. Certain courses or classes of the joint programs will take place at our career enhancement centers and campus, and our students can also earn credits towards the degree programs from these courses or classes.

Our career enhancement centers currently focus on IT majors, including software engineering, graphic design, digital media, communication technology, big data analysis and Internet technology. The curriculum provides students with hands-on training in professional skills, including case studies, job environment simulation and specific technical skills needed to succeed in jobs, as well as “soft skills” training, including courses on time management, presentation, leadership and interview techniques. We design our career enhancement curriculum based on the understanding of the target industries and the actual recruiting needs of the employers. In addition, we intend to partner with universities and establish joint colleges to offer educational and training programs to extend our current career enhancement curriculum to additional subject areas.

We currently operate one career enhancement campus, namely Kunshan Ambow Service Outsourcing Industrial Park, or Kunshan Park, which is located in the Yangtze River Delta. Students of partner universities will receive career-oriented training in Kunshan Park during their last year of study within the three-year polytechnic joint programs or four-year degree joint programs. Kunshan Park offers teaching facilities, laboratories, dormitories, grocery stores and other community infrastructure in order to accommodate students’ educational and recreational activities. These facilities are able to hold up to an aggregate of 5,000 people for training at the same time. In addition, Kunshan Park cooperates with CISCO Certified Network Associate (“CCNA”) certification system to provide convenient registration access and study materials for students of the joint programs. Built by the local government and with a layout of office park, the career enhancement campus focuses on providing training programs for information technology outsourcing and business process outsourcing.

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

In November 2018, we announced the launch of a new Cross-Border College Program between Chinese and U.S. colleges. This program is based on a model instituted at Bay State College, which will allow Chinese students to receive a three-year diploma from a Chinese college, equivalent to an associate degree from a U.S. college, and continue with a two-year advanced education program at Bay State College or another U.S. college.

In early 2015, we signed a strategic agreement with Synopsys, Inc., the world’s largest integrated circuit design software provider, and formed an exclusive partnership to establish the Synopsys-Ambow School. In 2017, aligning with the Chinese government’s new initiative of transforming the engineering education system, we further partnered with Synopsys to establish college-enterprise cooperation programs, which aim to cooperate with career-oriented universities and colleges to cultivate technical and skilled talents with high qualities, who will serve in the front line of production, infrastructure and management for advanced microelectronics industry. These programs combine our professional-grade IT professional education courses and career enhancement services with practical training, teacher training, career-oriented education and recruitment services to foster talent of China’s Integrated Circuit(IC) industry. In 2018, we continued the partnership with Synopsys to provide a guideline for the development of China’s microelectronics industry while grooming talent in this field.

In September 2018, for the second consecutive year, we jointly published a Whitepaper titled 2017-2018 Professionals for China’s Integrated Circuit (IC) Industry, and co-sponsored the Global Semiconductor Talents conference in collaboration with China Electronics Information Industry Development Research Institution (“CCID”) and the National Software and Integrated Circuit Promotion Center (“CSIP”). The Whitepaper provides a comprehensive study and analysis on the supply and demand of professionals in China’s IC industry. The report aims to lay a solid foundation for the reform and development of the educational requirements and training for this fast-growing industry.

Others

Ambow initiated a new business to provide intellectualized operational services to corporate clients, colleges and universities in 2017. Our intellectualized operational services integrate electronic equipment and devices with software applications, data analytics and wireless technology to transform operational networks enhancing efficiency, lower costs and improving experiences. The services consist of advisory services such as design and architecture, implementation services such as hardware deployment and application development, as well as optimization services. The services aim to leverage smart technologies to enhance the management experience with facilities, lighting, security, and staff. We developed mobile applications for users to punch time clocks, open and close lockers, turn on and off office gates, lights, air conditioners, set up remote visual conferences and manage other office administrative services through the applications.

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

Student recruitment and retention

We employ a variety of marketing and recruiting methods to attract students and increase student enrollment in our learning centers and schools. We recruit students to our tutoring centers and K-12 schools from the local areas near these centers and schools while recruiting students to our career enhancement centers nationally throughout China. We recruit returning students from our tutoring centers and K-12 schools to our career enhancement programs by leveraging our vast student and corporate resources. We believe prospective students are attracted to our learning centers and schools due to our strong brand name, innovative teaching and learning models and practices, and high-quality, individualized services. Our proprietary cloud-based learning engine technology combined with offline teacher instruction ensures that students to receive individualized orientation, instruction and progress assessment in a student-centered environment. By analyzing the accumulated data stored in each student’s learning records, our learning engine optimizes learning strategies and methods, and provides personalized educational content for each student. The longer and more frequently a student uses our services and products, the more effective and efficient services and content we are able to provide, thus enhancing the students’ stickiness to utilize our services throughout their learning cycle. Students in our tutoring centers and K-12 schools have significantly improved their results in ZhongKao and GaoKao exams and we believe this has enhanced our reputation and increased our word-of-mouth referrals in the markets that we participate in. Our career enhancement centers help students to identify their career goals early in their life, and provide them with project-based training to improve their employment opportunities.

Our technology infrastructure

We believe our proprietary technologies are one of our major strengths and we have devoted significant resources to the development of technologies for the delivery of our educational and career enhancement services. These include our educational services platform, operational management platform and development and deployment platform. The educational services platform is the backbone that supports our educational and career enhancement services and product offerings to our students. The operational management platform supports our internal management and administrative applications for tutoring centers, K-12 schools, career enhancement centers and joint college programs. The development and deployment platform support our educational services platform and operational management platform, and standardize the development of and communication among our IT products and applications.

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

In 2016, we established an integrated service center to support the operation team by sharing resources across finance, human resources and IT departments. We also built up an Enterprise Resource Planning (ERP) system to standardize operating procedures. The establishment of the service center and the on-going integration of our Company-wide ERP system and continued enhancements to our Standard Operating Procedure and transparent Vendor Evaluation System will provide an efficient platform to maximize internal resources, lower costs and integrate Standard Operating Procedures, while unifying the Ambow brand and corporate culture. In 2017 and 2018, we expanded the integrated service center across the Group wide. In addition, we have integrated Internet of Things (IoTs) technology into our facility modernization and development programs. This supports our intelligent classroom concept, boosts resource utilization efficiency and promotes greener energy usage.

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

Selling and marketing

To promote our brands in the fragmented domestic education market, we selectively and systematically market our products and build our brand names through a number of different marketing programs. By doing so, we intend to continue to implement a standard corporate identity across all Ambow schools, tutoring centers, career enhancement centers and campus. Our marketing efforts, which include national marketing by our corporate headquarters and local marketing by individual schools, tutoring centers, career enhancement centers and campus, focus primarily on:

•	Sponsoring charity and social events and forums around key educational events to build up our corporate image as the most trustworthy, life-long education and career enhancement partner in China;

•	Buying airtime on national and local media programs as well as advertising space on billboards and buses to raise the awareness of our educational and career enhancement services and programs;

•	Hosting industry summits with key corporate partners and participating in prestigious education conferences and events;

•	Partnering with local governments to provide positive support for local schools and the local job market; and

•	Further enhancing the brand promotion through Internet search engines and mobile social media platform like Wechat, Weibo and QQ to keep close interactions with potential users.

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

As of December 31, 2018, we had, across our four reportable segments, a total of 31 schools that are registered as private schools as opposed to companies, of which 4 schools are registered as schools not requiring reasonable returns, while all other schools are registered as schools requiring reasonable returns.

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

Foreign investment in education service industry

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the NDRC, and the MOFCOM on March 10, 2015 and became effective on April 10, 2015, foreign investment is encouraged to participate in vocational training services beyond educational services. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December 31, 2018, we had a total of 48 centers and schools, comprised of 10 tutoring centers, 3 K-12 schools, 8 career enhancement centers, 1 career enhancement college, 25 training offices and 1 career enhancement campus. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. The majority of our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools and career enhancement centers.

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

Software copyright registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (whether a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant shall be granted a registration certificate by the China Copyright Protection Center. As of December 31, 2018, we have been issued 86 registration certificates for computer software copyrights, of which we use 51 of such registration certificates to operate our business.

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

Regulation of domain names and website names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2018, we have registered 19 domain names with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the SAIC or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn”. In February 2006, China Internet Network Information Center (“CNNIC”), issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of December 31, 2018, we have registered 6 website names which are used in connection with our education business with Beijing Municipal Bureau of Industry and Commerce.

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

Trademark . The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. “Ambow”, “”, “”, “”, “”, “”, “”, “”, “”, “” , “” , “” ,“”, “”, “”, “”, “”, “” , “” , “” , “” , “” , “” , “” ,“” and “” are our registered trademarks with the Trademark Office of the SAIC in China.

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

The diagrams below illustrate our corporate structure with respect to each of our significant subsidiaries and VIEs and the place of incorporation of each named entity as of December 31, 2018.

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

Offshore
Ambow Education Holding Ltd. (Cayman)
Ambow Education Ltd. (Cayman)
Ambow Education Co., Ltd. (Cayman)
Ambow Education Management Ltd. (Cayman)
Ambow BSC Inc. (US)
GTE Hong Kong Holding Co., Ltd.
Ambow Education (Hong Kong) Ltd.
Ambow Education Management (Hong Kong) Ltd.
Ambow Training Management Ltd. (Hong Kong)
Ambow College Management Ltd. (Hong Kong)
Ambow Education Group Ltd. (Hong Kong)
Bay State College Inc. (US)
Chiao-Ling Hsu
Shu Hui Cai
60%
40%
IValley Co. Ltd. (Taiwan)
Ambow University Inc. (US)
Onshore
94.3%
5%
IValley Co., Ltd. (Beijing)
GTE Tai Wan Holding Co., Ltd.
87.23%
Beijing CY Design Co., Ltd.
Beijing Ambow Shengying Education and Technology Co., Ltd. (WOFE)
Tianjin Ambow Yuhua Software Information Co., Ltd.
Beijing Ambow Chuangying Education and Technology Co., Ltd.(WOFE)
0.7%
Wenjian Fund
Xuejun Xie
Gang Huang
64%
36%
57.38%
42.62%
60%
40%
60%
40%
Jianguo Xue
90%
10%
Shanghai Ambow Education Information Consulting Co., Ltd.
Ambow Sihua Education and Technology Co., Ltd.
Ambow Rongye Education and Technology Co., Ltd.
Beijing Ambow Zhixin Education and Technology Co., Ltd.
Beijing Ambow Shida Education Technology Co., Ltd.
9 Entities (Table 1)
8 Entities (Table 2)
8 Entities (Table 4)
33 Entities (Table 3)
1 Entities (Table 4)
7 Entities (Table 5)
Equity investment
Control by contractual arrangements

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

Table 1: Entities owned by Shanghai Ambow Education Information Consulting Co., Ltd. (9)

VIE 1: Shanghai Ambow Education Information Consulting Co., Ltd. (9)
100%
1: Shanghai Hero Further Education Institute Y
100%
2: Dalian Career Enhancement Y
100%
3: Hebei YL Career Enhancement C
100%
1: Hebei Jiruan Technology Training School N
100%
4: Jinan WR Career Enhancement C
100%
1: Shandong Shichuang Software Training School Y
100%
5: Guangzhou ZS Career Enhancement C
95 %
1: Guangzhou Jinqiao Technology School N
(Guangzhou Rongfeng Investment Co., Ltd 5%)
60%
6: Shanghai Tongguo Education Technology Co., Ltd C

Notes: ⇒ Sponsorship interest
→ Equity interest
Y: School requires reasonable return
N: School does not require reasonable return
C: Company

Table 2: Entities owned by Ambow Sihua Education and Technology Co., Ltd. (8)

Table 3: Entities owned by Ambow Rongye Education and Technology Co., Ltd. (33)

Ambow Zhixin Education and Technology Co., Ltd. (33)

VIE 3: Beijing Ambow Rongye Education and Technology Co., Ltd.(33)
40%
50%
1: Beijing Huairou Xinganxian Training School Y
2: Beijing Century Tutoring C
3: Beijing Ambow Dacheng Education and Technology Co., Ltd. C
4: Chongqing XT Career Enhancement C
100%
1: Chongqing Dongfangbiaozhun Education School Y
2: Chongqing Yuzhongdongfang Education School N
5: Changsha Career Enhancement C
6: Suzhou Ambow Jiaxue Education and Investment Co., Ltd. C
7: Beijing Away Career Enhancement C
8: Suzhou Career Enhancement C
100%
Suzhou High-Tech Zone Yisi Education Training Center Y
9: Beijing Century Zhisheng Education Technology Co., Ltd. C
10: Shanghai Renzhongren Consultant Co., Ltd. (B) C
11: Shanghai Renzhongren Management Co., Ltd. (A) C
12: Guangzhou Ambow Intelligence Education and Technology Co., Ltd. C
13: Shanghai Huanyu Liren Education Training Co., Ltd. C
100%
1. Beijing Renzhongren Technology Co., Ltd. (A 99%; B 1%) C
2. Tianjin Renzhongren Management Consultant Co., Ltd. (A 70%; B 30%) C
3. Shanghai Zhongtuo Management Consultant Co., Ltd. (A 90%; B 10%) C
4. Chongqing Renzhongren Education Management Consultant Co., Ltd. (A 90%; B 10%) C
5. Guangzhou Renzhongren Management Consultant Co., Ltd. (A 90%; B 10%) C
6. Shenzhen Renzhongren Education Management Consultant Co., Ltd. (A 90%; B 10%) C
7. Nanjing Renzhongren Education Co., Ltd. (A 80%; B 20%) C
8. Ningbo Baoshui Renzhongren Consultant Co., Ltd. (A 90%; B 10%) C
9. Hangzhou Renzhongren Management Co., Ltd (A 90%; B 10%) C
10. Taiyuan Renzhongren Management Co., Ltd. (A 90%; B 10%) C
11. Chengdu Renzhongren Management Training Co., Ltd. (A 90%; B 10%) C
12. Shanghai Renzhongren Business Consultant Co., Ltd. (A 80%; B 20%) C
13. Shanghai Renzhongren Enterprise Marketing Design Co., Ltd. (A 80%; B 20%) C
77%
1. Shandong Outbound Training School (A 77%, Luzhong Jiashiyuanjiaokao Center 23%) Y
100%
1. Beijing Outbound Training School (A 100%) Y
60%
VIE 4: Beijing Ambow Zhixin Education and Technology Co., Ltd. (33)
50%
14: Lanzhou Anning Ambow English Training School Y
15: Changsha Tutoring Y
Notes:
Sponsorship interest
Equity interest
Y: School requires reasonable return
N: School does not require reasonable return
C: Company

Table 4: Entities owned by Ambow Rongye Education and Technology Co., Ltd. (1)

Ambow Zhixin Education and Technology Co., Ltd. (8)

VIE 3: Beijing Ambow Rongye Education and Technology Co., Ltd. (1)
100%
1: Beijing YZ Tutoring Y
VIE 4: Beijing Ambow Zhixin Education and Technology Co., Ltd. (8)
100%
1: Kunshan Ambow Education Technology Co., Ltd. C
100%
1. Dalian High Tech Zone Ambow Hope Training School Y
100%
2: Shuyang Tutoring Y
100%
3: Lanzhou Chengguan Ambow Education Training School Y
100%
4: Lanzhou Ambow Extracurricular Training School Co., Ltd. Y
100%
5: Beijing Haidian Ambow Xinganxian Training School Y
51%
6: Beijing Ambow New Silk Road Education and Technology Co., Ltd. C
51%
7: Beijing Ambow-Cowain Education and Technology Co., Ltd. C
Notes:
Sponsorship interest
Equity interest
Y: School requires reasonable return
N: School does not require reasonable return
C: Company

Table 5: Entities owned by Beijing Ambow Shida Education Technology Co., Ltd. (7)

VIE 5: Beijing Ambow Shida Education Technology Co., Ltd. (7)
95%
1: Beijing SIWA Future Education Enterprise Co., Ltd. (Xuejun Xie 5%) C
100%
2: Changsha K-12 Experimental School Y
100%
3: Changsha Kindergarten Y
100%
4: Shuyang Galaxy School Y
100%
5: Zhenjiang Ambow International School Y
100%
6: Zhenjiang Ambow Education Training Centre Y
100%
7: Shenyang K-12 School Y
Notes:
Sponsorship interest
Equity interest
Y: School requires reasonable return
N: School does not require reasonable return
C: Company

Ambow Shengying, Ambow Chuangying, IValley Beijing and the acquired schools and learning centers are the principal operating entities for our business operations within China. Their functional currency is RMB. Ambow and Ambow BSC Inc., our investment holding companies, as well as Bay State College, are the principal operating entity for operations relating to non-Chinese partners. Their functional currency is US$. IValley and GTE Twai Wan Holding Co., Ltd. are our investment holding companies in Taiwan and their functional currency is TWD.

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

Ambow Shida, Ambow Sihua, Ambow Shanghai, Ambow Rongye and Ambow Zhixin each is a controlling entity operating one of our business lines, including tutoring centers, K-12 schools, career enhancement service centers, college and campus and each owns certain interest in a number of schools and entities. Below is the detailed description of their interests as of December 31, 2018:

1.	Tutoring Centers

(1)	Ambow Sihua owns the 100% equity interest in (a) Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in (b) Tianjin Tutoring and (c) Tianjin Ambow Huaying School. The three entities of (a), (b) and (c) are together known as “Tianjin Tutoring”, which has been deconsolidated in 2013 due to loss of control. By December 31, 2015, the company regained control of Tianjin Tutoring and reconsolidated the entities in its consolidated financial statements;

(2)	Ambow Sihua owns the 100% equity interest in Jilin Clever Technology Consulting Co., Ltd., which owns the 100% equity interest in Jilin Tutoring, which has been deconsolidated in 2014 due to loss of control. By December 31, 2015, the company regained control of Jilin Tutoring and reconsolidated the entity in its consolidated financial statements;

(3)	Ambow Shida owns the 100% equity interest in Zhenjiang Ambow Education Training Center, which operates one tutoring center currently and is in the process of having its legal status cancelled;

(4)	Ambow Rongye owns the 100% equity interest in Beijing YZ Tutoring, which operates one tutoring center;

(5)	Ambow Rongye and Ambow Zhixin own the 100% equity interest in Changsha Tutoring, which operates four tutoring centers;

(6)	Ambow Sihua owns the 100% equity interest in Guangzhou DP Tutoring, which has been deconsolidated in 2013 due to loss of control. By December 31, 2015, the company regained control of Guangzhou DP Tutoring and reconsolidated the entity in its consolidated financial statements;

(7)	Ambow Rongye and Ambow Zhixin own the 100% equity interest in Beijing Xin Gan Xian Tutoring, which operates one tutoring center;

(8)	Ambow Rongye and Ambow Zhixin own the 100% equity interest in Lanzhou Anning Ambow English Training School, which operates one tutoring center;

(9)	Ambow Zhixin owns the 100% equity interest in Lanzhou Chengguan Ambow English Training School, which operates one tutoring center; and
(10)	Ambow Zhixin owns the 100% equity interest in Lanzhou Ambow Extracurricular Training School, which operates one tutoring center.

2.	Career Enhancement Centers, College and Campus

(1)	Ambow Rongye and Ambow Zhixin owns the 100% equity interest in Shanghai Huanyu Liren Education Training Co., Ltd, which operates 3 career enhancement service centers;

(2)	Ambow Zhixin owns the 100% equity interest in Kunshan Ambow Education Technology Co., Ltd., or Ambow Kunshan, which operates one career enhancement campus and one career enhancement service center;

(3)	Ambow Shanghai owns the 100% equity interest in Jinan WR Career Enhancement, which operates two career enhancement service centers;

(4)	Ambow Shanghai owns the 100% equity interest in Hebei YL Career Enhancement, which operates one career enhancement service center and is in the process of having its legal status cancelled;

(5)	Ambow Rongye and Ambow Zhixin owns the 100% equity interest in Chongqing XT Career Enhancement, which operates one career enhancement service center;

(6)	Ambow BSC Inc. owns the 100% equity interest in Bay State College Inc., which operates one career enhancement college;

(7)

Ambow Shanghai owns the 100% equity interest in Guangzhou ZS Career Enhancement, which has been deconsolidated in 2013 due to loss of control. By December 31, 2015, the company regained control of Guangzhou ZS Career Enhancement and reconsolidated the entity in its consolidated financial statements.

In addition, Ambow Rongye and Ambow Zhixin also owns 100% equity interest in Genesis Career Enhancement (Shanghai Renzhongren), a group of three companies which provide outbound and in-house management training tailored for employees and management teams through their 25 training offices.

3.	Schools

(1)	K-12 Schools

•	Ambow Shida owns the 100% equity interest in Zhenjiang Ambow International School, which is in the process of having its legal status cancelled;

•	Ambow Shida owns the 100% equity interest in Shuyang K-12 School;

•	Ambow Shida owns a 100% equity interest in Changsha K-12 Experimental School and Changsha Kindergarten; and

•	Ambow Shida owns a 100% equity interest in Shenyang K-12 school.

In addition to the operational entities described above, on July 20, 2009, we formed an RMB fund, Wenjian Gongying, which was owned by us, our Hong Kong subsidiary, Ambow Education (Hong Kong) Ltd., and Ambow Shengying. No business operations were conducted by Wenjian Gongying. As a result, we closed Wenjian Gongying through deregistration procedures of local governmental and corporate service institutions, which was completed in January 2019.

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

Share Pledge Agreement. Pursuant to the first and second share pledge agreement, dated March 20, 2017 and November 27, 2017, respectively, among Ambow Education Management, Chiao-Ling Hsu and Shu Hui Cai, each a shareholder of IValley, each of Chiao-Ling Hsu and Shu Hui Cai pledged all of their equity interest in IValley to Ambow Education Management to secure the performance of IValley under technology service agreements between Ambow Education Management and IValley dated March 20, 2017 and November 27, 2017. If (a) IValley and its subsidiaries fails to perform their payment obligation or other related obligations to the pledgee in accordance with the provisions of technology service agreement, or (b) the pledgors breach their duties or obligations thereunder, the pledgee shall have the right to exercise the pledge in any manner at any time it deems appropriate to the extent permitted by applicable law during the term of pledge, including without limitation: (a) to negotiate with the pledgors to discharge the secured debt with the pledged equity at a discount rate; (b) to sell off the pledged equity and use the proceeds thereof to discharge the secured debt; (c) to retain a relevant agency to auction all or part of the pledged equity; and/or (d) to otherwise dispose of the pledged equity appropriately to the extent permitted by applicable law. Each shareholder of IValley also agreed that, without Ambow Education Management’s prior written consent, each of Chiao-Ling Hsu and Shu Hui Cai shall not (i) make a proposal to amend the articles of association of IValley or cause the making of such proposal, (ii) increase or reduce IValley’s registered capital, or otherwise change the structure of its registered capital, (iii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iv) perform any act that may prejudice any rights of Ambow Education Management under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of IValley, (v) distribute dividends to the shareholders in any form (however, upon Ambow Education Management’s request, the pledgors shall immediately distribute all of their distributable profits to the shareholders), (vi) change the director or supervisor of IValley, or (vii) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. Without Ambow Education Management’s prior written consent, the pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. Ambow Education Management shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without the pledgor’s prior consent. The share pledge agreement shall remain in effect until the secured debt is fully repaid. The share pledge agreement may be terminated by the consent of Ambow Education Management or by mutual agreement of Chiao-Ling Hsu, Shu Hui Cai and Ambow Education Management. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to The Republic of China Arbitration Association for arbitration in accordance with its then-effective rules. The arbitration shall be held in Taipei. The award of the arbitration shall be final and binding upon the parties.

Call Option Agreement Pursuant to the first and second call option agreement, dated March 20, 2017 and November 27, 2017, respectively, among Ambow Education Management, Chiao-Ling Hsu and Shu Hui Cai, each a shareholder of IValley, each of Chiao-Ling Hsu and Shu Hui Cai irrevocably granted Ambow Education Management or its designee an option to purchase, to the extent permitted by laws, all or part of his or her equity interest in IValley. The exercise price of such option shall be equal to the initial amount of the registered capital contributed by such shareholder in exchange for such equity interest in IValley and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Education Management. Ambow Education Management or its designee shall have the right to exercise the call option in any way permitted by law at any time within the term of the option upon effectiveness of the agreement. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Education Management’s written consent, each of Chiao-Ling Hsu and Shu Hui Cai shall not transfer his or her equity interest in IValley to any third party. Chiao-Ling Hsu and Shu Hui Cai represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in IValley without Ambow Education Management’s written consent, and (ii) during the term of the call option agreement, Chiao-Ling Hsu, Shu Hui Cai and IValley have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Education Management and may cause any reduction in value of the equity interests in IValley held by Chiao-Ling Hsu and Shu Hui Cai. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Education Management shall have the right to terminate this agreement early upon twenty days’ prior notice, but Chiao-Ling Hsu and Shu Hui Cai shall not terminate this agreement early. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to The Republic of China Arbitration Association for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Taipei. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney Under the first and second powers of attorney, each dated March 20, 2017 and November 27, 2017, respectively, each of Chiao-Ling Hsu and Shu Hui Cai granted to Ambow Education Management the power to exercise all of his or her voting rights of IValley during the term of the share pledge. The powers of attorney shall come into effect upon the date of execution. Unless terminated as agreed by the shareholders of IValley and Ambow Education Management, the powers of attorney shall remain effective during the term of pledge.

Loan Agreement Pursuant to the loan agreement among Ambow Education Management, Chiao-Ling Hsu and Shu Hui Cai dated February 10, 2017, Ambow Education Management loaned TWD 3.0 million to Chiao-Ling Hsu and TWD 2.0 million to Shu Hui Cai to fund the registered capital requirements of IValley. The second loan agreement dated July 28, 2017 was signed among Ambow Education Management, Chiao-Ling Hsu and Shu Hui Cai, which Ambow Education Management loaned TWD 7.2 million to Chiao-Lin Hsu and TWD 4.8 million to Shu Hui Cai to fund the increased registered capital of IValley. Ambow Education Management, Chiao-Ling Hsu and Shu Hui Cai mutually agree and confirm that the period of both loans are 10 months from the date of activiation. The loan period cannot be extended without the consent from Ambow Education Management, and the way of return is determined by Ambow Education Management. To the extent permitted by Taiwan laws, each loan shall be deemed to have been repaid in the amount to the price of the transferred equity interest upon the transfer of the equity interest held by each of Chiao-Ling Hsu and Shu Hui Cai in IValley to Ambow Education Management. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to The Republic of China Arbitration Association for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Taipei.

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

Agreement that transfers economic benefits to us from IValley and its subsidiaries

Technology Service Agreement Pursuant to the technology service agreement, dated March 20, 2017 and November 27, 2017, by and between Ambow Education Management and IValley, Ambow Education Management has the exclusive right to provide to IValley (i) education or training solutions; (ii) employee training and technical support; (iii) administration and consulting services related to IValley’s business operations; and (iv) other technical service arrangements under the consents from both Ambow Education Management and IValley. IValley shall not engage any other third party as its technology service provider without Ambow Education Management’s prior written consent during the term of this agreement, while Ambow Education Management shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Education Management upon either 15 days’ notice or IValley’s failure to cure its breach of the agreement or by mutual written agreement at any time. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to The Republic of China Arbitration Association for arbitration in accordance with its then-effective rules. The arbitration shall be held in Taipei. We have not received any payment of service fees contemplated by this agreement.

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

Our net revenues increased from RMB 412.0 million in 2016 to RMB 443.9 million in 2017 and increased to RMB 531.5 million (US$ 77.3 million) in 2018. The increase from 2016 to 2017 was mainly driven by higher student enrollment for the 2016-2017 academic year in our K-12 schools from the fall semester in 2016, as well as the new income from intellectualized operational services contributed by IValley Beijing. The increase from 2017 to 2018 was mainly due to the revenue from Bay State College and higher student enrollment for both 2017-2018 and 2018-2019 academic years in our K-12 schools.

Our net income improved from RMB 45.9 million in 2017 to RMB 44.9 million (US$ 6.5 million) in 2018.

Net revenues from our Better Schools division, which includes K-12 schools and tutoring, accounted for 65.7%, 64.8% and 61.1% of our total net revenues in 2016, 2017 and 2018, respectively. Net revenues from our Better Jobs, which includes Career Enhancements, accounted for 34.3%, 32.7% and 37.7% of our total net revenues in 2016, 2017 and 2018, respectively. Net revenue from our Other segment accounted for 2.5% and 1.2% of our total net revenues in 2017 and 2018, respectively. We expect the mix of our net revenues between our Better Schools and Better Jobs divisions to change along with our strategic shift from tutoring to career enhancement.

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

In order to fund the acquisition costs and working capital needs in US dollars, on April 5, 2017, we entered into an agreement to receive a one-year interest-free US dollar loan from Sino Accord. This short-term loan is correlated to our one-year interest-free RMB loan from Suzhou Zhixinliren, and when we repay the US dollar loan, the RMB loan will be repaid. On March 7, 2018, we mutually agreed with Sino Accord and Suzhou Zhixinliren to extend the maturity date for repayment of the loans for an additional year. Accordingly, both loans are now due in April 2019. Please refer to Note 8 and Note 14 to consolidated financial statements for details.

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

Effects of disposals and other strategic plans

On August 31, 2017, we sold the 100% equity interest in Ambow Online to a third party for nil consideration. After the disposal, Ambow Online and its remaining VIE Suzhou Wenjian Venture Investment Management Consulting Co., Ltd. (“Suzhou Wenjian”) were no longer consolidated by us. On September 30, 2017, we sold the 100% equity interest in 21st Century Training Center to a third party, with a consideration of RMB 1 yuan. After the disposal, 21st Century Training Center was no longer consolidated by us. Please refer to Note 25 for details.

There were no other material disposals during the years 2017 and 2018.

Key financial performance indicators

Our key financial performance indicators consist of our net revenues, cost of revenues gross profit and operating expenses, which are discussed in greater detail below. The following table sets forth our net revenues, cost of revenues and gross profit, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Years Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	412,016	100.0	443,924	100.0	531,508	77,305	100.0
Cost of revenues	(238,742)	(57.9)	(256,395)	(57.8)	(338,143)	(49,181)	(63.6)
Gross Profit	173,274	42.1	187,529	42.2	193,365	28,124	36.4

Net revenues

In 2016, 2017 and 2018, we generated net revenues of RMB 412.0 million, RMB 443.9 million and RMB 531.5 million (US$ 77.3 million), respectively.

The increase from 2016 to 2017 was mainly driven by higher student enrollment for the 2016-2017 academic year in our K-12 schools from the fall semester in 2016 and the new income from intellectualized operational services contributed by IValley Beijing.

The increase from 2017 to 2018 was mainly due to revenues from Bay State College and higher student enrollment for both 2017-2018 and 2018-2019 academic years in K-12 schools.

We derived net revenues from our three operating segments in terms of percentages of our overall net revenues as follows in 2016, and four operating segments in 2017 and 2018:

	For the Years Ended December 31,
	2016	2017	2018
	%	%	%
Better Schools:
Tutoring	11.7	12.4	8.8
K-12 schools	54.0	52.4	52.3
Total Better Schools	65.7	64.8	61.1

Better Jobs:
Career enhancement	34.3	32.7	37.7

Others:	-	2.5	1.2

Tutoring . We provided educational services in our 10 tutoring centers as of December 31, 2018. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to nine months. The most significant factors that directly affect our net revenues in our tutoring segment are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB 100 to RMB 16,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are delivered in large class settings ranging from 15 students to 65 students per class. In addition, we also deliver these services in premium classes, including one-on-one tutoring.

K-12 schools . We operated three K-12 schools as of December 31, 2018. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly take place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB 3,000 to RMB 73,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 60 students per class.

Career enhancement. Our career enhancement services are provided in our 35 career enhancement centers, which include 8 career centers, 25 training offices, one career enhancement college and one career enhancement campus. We recognize revenues from course fees collected for enrollment in the courses we offer at our career enhancement centers over the period of the course, which typically ranges from several days to 12 months. Course fees collected in advance are recorded as deferred revenues until the services are provided. The most significant factors that directly affect our revenues in our career enhancement segment are the number of enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as soft skills, information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB 400 to RMB 20,000 per program with course lengths ranging from several days to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class. The corporate trainings are all tailor-made according to customer companies’ requirements, and normally are delivered to 10 to 30 persons per course.

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

Gross profit

Gross profit as a percentage of our net revenues was 42.1%, 42.2% and 36.4% in 2016, 2017 and 2018, respectively. The change in gross profit margin from the 2016 to 2017 was not significant. The change in gross profit margin from 2017 to 2018 was mainly due to lower profit margin at Bay State College, as the Company is in the process of consolidating its business operation.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the Years Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	412,016	100	443,924	100	531,508	77,305	100
Operating expenses:
Selling and marketing	(41,818)	(10.1)	(36,710)	(8.3)	(43,751)	(6,363)	(8.2)
General and administrative	(145,513)	(35.3)	(142,252)	(32.0)	(132,718)	(19,303)	(25.0)
Research and development	(7,572)	(1.8)	(6,262)	(1.4)	(1,513)	(220)	(0.3)
Impairment loss	(22,402)	(5.4)	-	-	-	-	-

Total operating expenses	(217,305)	(52.6)	(185,224)	(41.7)	(177,982)	(25,886)	(33.5)

Selling and marketing expenses . Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The increase in selling and marketing expenses was primarily due to the consolidation of Bay State College.

General and administrative expenses .. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities as well as bad debt provision. Our general and administrative expenses as a percentage of net revenues decreased from 32.0% in 2017 to 25.0% in 2018, which was the combined effect from consolidation of Bay State College andthe recovered receivables in the amount of RMB 20.0 million allowing us to reverse bad debt expense from 2012. The receivables had been due from Xihua Group and the bad debt allowance had been written off in 2012 with an amount of RMB 46.8 million. At that time, because our management was focused on the JPL process, we did not have enough resources to put towards collection of such receivables. In 2018, Xihua Group was seeking for a business cooperation arrangement with us, which led to our ability to collect the receivable. As of December 31, 2018, RMB 20.0 million has been fully collected by us. There was no material fluctuation from 2016 to 2017 for our general and administration expenses as a percentage of net revenues.

Research and development expenses .. Our research and development expenses primarily consist of compensation, benefits and other headcount-related costs associated with the development of our online education technology platform and courseware and outsourced development costs. The decrease was mainly due to lower spending on research expenses.

Impairment loss . Our impairment loss was related to the impairment of goodwill, intangible assets and property and equipment. See Note 10 and Note 11 to consolidated financial statements for further detail.

Share-based compensation expenses .. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Years Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based expenses:
General and administrative	(7,828)	100.0	(4,640)	100.0	(8,121)	(1,181)	100.0

Total share-based expenses	(7,828)	100.0	(4,640)	100.0	(8,121)	(1,181)	100.0

Our predecessor entity, Ambow Education Co., Ltd., adopted the 2010 Equity Incentive Plan in June 2010 and became effective upon completion of our 2010 IPO. On December 21, 2018, we adopted the Amended and Restated 2010 Plan, which became effective upon the approval from the Board of Directors and shareholders. See “Item 6 — Directors, Senior Management and Employees — Compensation—Equity-based compensation plans.” From 2015 to 2018, we did not grant any share options to our employees and consultants for services rendered by them. We have adopted the provisions of ASC 718 “Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees” for the share options we granted. For options granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the options. For options granted to our consultants, we record share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed.

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

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. The Company has completed the assessment of the income tax effect of the Tax Act and there were no adjustments recorded to the provisional amounts.

As outlined in “Item 4.C — Information on the Company — Organizational Structure,” we operate a number of subsidiaries and through our VIEs, schools, tutoring centers and career enhancement centers in China. The following is a summary of the types and rates of taxation to which our China entities are subject to.

VAT

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax. Since May 2016, the changes from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The value-added tax rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 3% to 5% business tax rate which was applicable prior to the reform.

As of December 31, 2017 and 2018, the payable balances for VAT were RMB 9.0 million and RMB 9.0 million, respectively.

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

As of December 31, 2017 and 2018, the payable balances for business tax were RMB 18.4 million and RMB 18.4 million, respectively.

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

The determination of our provision for income taxes, particularly for private schools, is subject to uncertainty. The strict application of the EIT Law indicates that certain of our private schools are subject to income tax of 25% after January 1, 2008. For those private schools where the tax authorities have not determined a deemed fixed amount or deemed fixed rate for the purposes of calculating income tax payable, we have assumed that income tax of 25% is payable. However, as of December 31, 2018, no detailed implementation guidance has been provided to local tax authorities on how to apply the EIT Law to private schools. It is possible that, upon the introduction of the detailed implementation guidance, we may find ourselves in a position whereby income tax is not payable for periods prior to the release of the detailed guidance.

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

The entities apart from the consolidated VIEs mainly include Ambow, Ambow Shengying, Ambow Chuangying, Ambow Yuhua, Ambow University Inc., Ambow BSC Inc., Bay State College, three holding companies registered in Cayman and six holding companies registered in Hong Kong. Assets and liabilities of these entities mainly include cash, current accounts balances of inter-group financing and transactions and leasehold improvement. Except for Bay State College, operations of these entities are mainly financing and business management.

The company deconsolidates a subsidiary or derecognizes a group of assets as of the date the company ceases to have a controlling financial interest in that subsidiary or group of assets.

The company regained control of these deconsolidated entities in the second half of 2015, and they were reconsolidated in the consolidated financial statements.

The separated VIE and Non-VIE financial net revenue and net income during the year of 2016 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Net Revenue	470,194	2,625	(60,803)	412,016
Net Loss	(12,805)	(24,213)	-	(37,018)

The separated VIE and Non-VIE financial information during the year of 2017 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalent	171,296	24,007	-	195,303
Inter-Group balances due from VIEs/Non VIEs	1,840,131	2,441,695	(4,281,826)	-
Other current assets	270,687	106,733	-	377,420
non-current assets	264,113	140,584	-	404,697
Total Assets	2,546,227	2,794,979	(4,363,786)	977,420
Inter-Group balances due to VIEs/Non VIEs	2,901,844	1,405,640	(4,307,484)	-
Other current liabilities	553,936	208,616	-	762,552
non-current liabilities	-	48,909	-	48,909
Total Liabilities	3,455,780	1,663,165	(4,307,484)	811,461
Equity	(909,553)	1,131,814	(56,302)	165,959
Net Revenue	484,757	17,806	(58,639)	443,924
Net Income	41,636	4,289	-	45,925

The separated VIE and Non-VIE financial information during the year of 2018 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalent	196,339	15,097	-	211,436
Inter-Group balances due from VIEs/Non VIEs	1,795,324	2,840,591	(4,635,915)	-
Other current assets	287,136	56,828	-	343,964
non-current assets	259,622	95,197	-	354,819
Total Assets	2,538,421	3,007,713	(4,635,915)	910,219
Inter-Group balances due to VIEs/Non VIEs	2,890,093	1,773,450	(4,663,543)	-
Other current liabilities	527,339	117,808	-	645,147
non-current liabilities	-	2,301	-	2,301
Total Liabilities	3,417,432	1,893,559	(4,663,543)	647,448
Equity	(879,011)	1,114,154	27,628	262,771
Net Revenue	447,844	83,674	(10)	531,508
Net Income	66,185	(21,245)	-	44,940

Revenue recognition

We have adopted ASC 606 Revenue from Contracts with Customers using the modified retrospective transition method from January 1, 2018. Our revenue is generated from delivering educational programs and services and intellectualized operational services.

The core principle of ASC 606 is that an entity recognizes revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achive that principal, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

We have four operating segments, including Tutoring, K-12 Schools, Career Enhancement and Others. Tutoring and K-12 schools provide tutoring services and K-12 educational programs to pre-school children, primary and secondary students in China. Bay State College in Career Enhancement offers career-focused post-secondary educational services to undergraduate students in U.S. The rest of Career Enhancement provide vocational education services to partner colleges’ students, or to provide boarding and accommodation services to colleges or corporate customers, or to provide short term outward bound and in-house training services to corporate clients. Segment Others provides intellectualized operational services to corporate clients, colleges and universities

For customers including pre-school children, primary and secondary students and undergraduate students, usually there are no written formal contracts between us and the students according to business practice. Records with student’s name, grades, tuition and fee collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities. For customers including colleges and corporate clients, there are written formal contracts with these customers which include charge rate, contract amounts, each party’s rights and obligations and payment terms.

For customers including pre-school children, primary and secondary students and undergraduate students, our performance obligations are to provide acknowledged academic education from kindergarten till grade twelve to school-aged students within academic years, post-secondary education with Associates and Bachelor’s programs and extracurricular tutoring services within agreed-upon periods. For customers including colleges and corporate clients, our performance obligations are to provide customized vocational educational services to college students within academic years; or to provide boarding and accommodation services to customers for agreed-upon periods; or to provide short term outward bound and in-house training services to corporate clients within agreed-upon periods; or to provide intellectualized operational services and warranty of agreed period of time.

For customers including pre-school children, primary and secondary students and undergraduate students, transaction price of each customer is tuition and fee received normally up front. For customers including colleges and corporate clients, transaction price of each customer is service fee in the contract, net of value added tax, and would be received either up front or within payment terms depending on customers’ situation. Circumstances like other variable consideration, significant financing component, noncash consideration, consideration payable to a customer are not being noticed.

For customers including pre-school children, primary and secondary students, undergraduate students, colleges and corporate clients, we identified one performance obligation. The transaction prices are allocated to the one performance obligation. For operating segment Others with corporate or college customers, we identified two performance obligations, which is to provide intellectualized operational services and warranty, since customers obtain different benefits from the two services separately and these two services are usually quoted to customers with stand-alone prices, which are determined by cost of services plus certain amount of profit. The transaction price from the contract is allocated according to standard-alone selling prices of each obligation.

For customers including pre-school children, primary and secondary students and undergraduate students, we satisfy performance obligations to students over time, and recognize revenue according to tutoring hours or school days consumed in each month of a semester. For operating segment Career Enhancement with college and corporate clients, we satisfy performance obligations to customers over time, and recognize revenue according to the number of months within the academic year, or training days consumed in each month, or boarding service days within each month. For segment Others with college and corporate clients, we satisfy intellectualized operational service performance obligations to customers over time, use the cost-based input method to depict its performance in transferring control of services promised to the clients. Such input measure is determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion. For performance obligation of warranty, the change of control would be transferred to the customer over time. We recognize revenue using a straight line method within the whole warranty period.

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

We adopted the guidance on accounting for uncertainty in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate. See Note 17 (c) of consolidated financial statements for additional information.

U.S. Tax Cuts and Jobs Act

The U.S. Tax Cuts and Jobs Act was enacted on December 22, 2017. The Tax Act makes significant changes to U.S. income tax law, including, but not limited to, reducing the U.S. federal corporate income tax rate from 35 percent to 21 percent, and imposing a mandatory one-time tax on accumulated earnings of foreign subsidiaries.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. The Company has completed the assessment of the income tax effect of the Tax Act and there were no adjustments recorded to the provisional amounts.

Share-based compensation

We grant share options to our employees and directors. Cost of employee services received is measured at the grant-date using the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. Share-based compensation expense is recorded on a straight-line basis over the requisite service period, generally ranging from one year to four years.

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

Summary of Consolidated Statements of Operations

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
- Educational programs and services	412,016	432,754	525,134	76,378
- Intellectualized operational services	-	11,170	6,374	927
Total net revenues	412,016	443,924	531,508	77,305
COST OF REVENUES:
- Educational programs and services (1)	(238,742)	(249,400)	(331,939)	(48,279)
- Intellectualized operational services	-	(6,995)	(6,204)	(902)
Total cost of revenues	(238,742)	(256,395)	(338,143)	(49,181)
GROSS PROFIT	173,274	187,529	193,365	28,124
Operating expenses:
Selling and marketing (1)	(41,818)	(36,710)	(43,751)	(6,363)
General and administrative (1)	(145,513)	(142,252)	(132,718)	(19,303)
Research and development (1)	(7,572)	(6,262)	(1,513)	(220)
Impairment loss	(22,402)	-	-	-
Total operating expenses	(217,305)	(185,224)	(177,982)	(25,886)
OPERATING (LOSS)/INCOME	(44,031)	2,305	15,383	2,238
OTHER INCOME	12,924	53,234	33,055	4,808
(Loss)/income before income tax and non-controlling interest	(31,107)	55,539	48,438	7,046
Income tax expense	(5,911)	(9,614)	(3,498)	(509)
NET (LOSS)/INCOME	(37,018)	45,925	44,940	6,537
Less: Net loss contributable to non-controlling interest	(1,318)	(538)	(50)	(7)
NET (LOSS)/INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	(35,700)	46,463	44,990	6,544
NET (LOSS)/INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(35,700)	46,463	44,990	6,544

(1)	Includes depreciation and amortization of RMB 25.0 million, RMB 22.7 million and RMB 26.3 million (US$ 3.8 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

Year ended December 31, 2018 compared with year ended December 31, 2017

Net revenues . Our net revenues increased by 19.7% from RMB 443.9 million in 2017 to RMB 531.5 (US$ 77.3 million) in 2018. The increase was mainly driven by revenues from Bay State College and higher student enrollment for both 2017-2018 and 2018-2019 academic years in K-12 schools.

Cost of revenues . Our cost of revenues increased by 31.9% from RMB 256.4 million in 2017 to RMB 338.1 million (US$ 49.2 million) in 2018. There was an increase in performance-based compensation for teaching faculties and the cost of revenue from Bay State College.

Gross profit . Gross profit as a percentage of our net revenues decreased from 42.2% in 2017 to 36.4% in 2018. The decrease was mainly driven by lower profit margin at Bay State College, as the Company is in the process of consolidating its business operation.

Operating expenses . Our total operating expenses decreased by 3.9% from RMB 185.2 million in 2017 to RMB 178.0 million (US$ 25.9 million) in 2018. This decrease was mainly due to lower general and administrative expenses and lower research and development expenses in 2018 compared to 2017.

•	Selling and marketing expenses . Our selling and marketing expenses increased by 19.3% from RMB 36.7 million in 2017 to RMB 43.8 million (US$ 6.4 million) in 2018. The increases were mainly due to the consolidation of Bay State College.

•	General and administrative expenses . Our general and administrative expenses decreased by 6.7% from RMB 142.3 million in 2017 to RMB 132.7 million (US$ 19.3 million) in 2018. The decrease in 2018 was the combined effect from consolidation of Bay State College, and the recovered receivables in the amount of RMB 20.0 million allowing us to reverse the bad debt expense from 2012. The receivables had been due from Xihua Group and the bad debt allowance had been written off in 2012 with an amount of RMB 46.8 million. At that time, because our management was focused on the JPL process, we did not have enough resources to put towards collection of such receivables. In 2018 Xihua Group was seeking for a business cooperation arrangement with us, which led to our ability to collect the receivable. As of December 31, 2018, RMB 20.0 million has been fully collected by us.

•	Research and development expenses . Our research and development expenses decreased by 76.2% from RMB 6.3 million in 2017 to RMB 1.5 million (US$ 0.2 million) in 2018. It was mainly caused by lower spending on research expenses due to the decrease in headcount.

Other income (expense), net. We recorded net other income of RMB 33.1 million (US$ 4.8 million) in 2018, compared to net other income of RMB 53.2 million in 2017. The decrease was mainly due to the disposal gain of RMB 38.1 million of 21st Training Center and Ambow Online during the year 2017 and offset by the gain from derecognition of liabilities of RMB 15.2 million in 2018. We review our accrued liabilities periodically to ensure they are active and with reasonable possibility to pay.

Income tax (expense)/benefit . Our income tax (expense)/ benefit changed from RMB 9.6 million expense in 2017 to RMB 3.5 million (US$ 0.5 million) expense in 2018.

Net (loss)/income . According to above mentioned factors, our net (loss)/income changed from income of RMB 45.9 million in 2017 to income of RMB 44.9 million (US$ 6.5 million) in 2018.

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

Net (loss)/income . According to above mentioned factors, our net (loss)/income changed from a loss of RMB 37.0 million in 2016 to income of RMB 45.9 million (US$ 7.1 million) in 2017.

Discussion of segment operations

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
Tutoring	47,985	55,371	46,820	6,810
K-12 schools	222,592	232,433	277,790	40,403
Better Schools net revenues	270,577	287,804	324,610	47,213
Career enhancement	141,439	144,950	200,524	29,165
Better Jobs net revenues	141,439	144,950	200,524	29,165
Others	-	11,170	6,374	927
Total net revenues of reportable segments and the company	412,016	443,924	531,508	77,305
Cost of revenues:
Tutoring	(33,465)	(26,426)	(27,770)	(4,039)
K-12 schools	(137,833)	(152,509)	(178,645)	(25,983)
Better Schools Cost of revenues	(171,298)	(178,935)	(206,415)	(30,022)
Career enhancement	(67,444)	(70,465)	(125,524)	(18,257)
Better Jobs Cost of revenues	(67,444)	(70,465)	(125,524)	(18,257)
Others	-	(6,995)	(6,204)	(902)
Total costs of revenues of reportable segments and the company	(238,742)	(256,395)	(338,143)	(49,181)
Gross profit
Tutoring	14,520	28,945	19,050	2,771
K-12 schools	84,759	79,924	99,145	14,420
Better Schools gross profit	99,279	108,869	118,195	17,191
Career enhancement	73,995	74,485	75,000	10,908
Better Jobs gross profit	73,995	74,485	75,000	10,908
Others	-	4,175	170	25
Total gross profit of reportable segments and the company	173,274	187,529	193,365	28,124
Gross margin
Tutoring	30.3%	52.3%	40.7%	40.7%
K-12 schools	38.1%	34.4%	35.7%	35.7%
Better Schools gross margin	36.7%	37.8%	36.4%	36.4%
Career enhancement	52.3%	51.4%	37.4%	37.4%
Better Jobs gross margin	52.3%	51.4%	37.4%	37.4%
Others	-	37.4%	2.7%	2.7%
Total gross margin of reportable segments and the company	42.1%	42.2%	36.4%	36.4%

Year ended December 31, 2018 compared with year ended December 31, 2017

Tutoring

Net revenues from our tutoring segment decreased from RMB 55.4 million in 2017 to RMB 46.8 million (US$ 6.8 million) in 2018. The decrease was primarily due to the one-off recognition of prior years’ tuition fee in 2017.

Cost of revenues from our tutoring segment increased from RMB 26.4 million in 2017 to RMB 27.8 million (US$ 4.0 million) in 2018. The increase was mainly due to more supporting direct cost related to the increase in student enrollment.

Gross profit as a percentage of our net revenues from our tutoring segment was 52.3% in 2017 and 40.7% in 2018. The increase was mainly due to the one-off recognition of prior years’ tuition fee in 2017.

K-12 schools

Net revenues from our K-12 schools segment increased from RMB 232.4 million in 2017 to RMB 277.8 million (US$ 40.4 million) in 2018. The increase was primarily driven by increased student enrollment in K-12 schools for the 2017-2018 and 2018-2019 academic year.

Cost of revenues from our K-12 schools segment increased from RMB 152.5 million in 2017 to RMB 178.6 million (US$ 26.0 million) in 2018. The increase was primarily due to more supporting direct cost related to the increase in student enrollment and an increase in performance-based compensation for teaching faculties in 2018.

Gross profit as a percentage of our net revenues from our K-12 schools segment was 34.4% in 2017 and 35.7% in 2018. The change in the gross profit margin was not significant.

Career enhancement

Net revenues from our career enhancement segment increased from RMB 145.0 million in 2017 to RMB 200.5 million (US$ 29.2 million) in 2018. The increase was mainly caused by the revenue generated by Bay State College.

Cost of revenues in our career enhancement segment increased from RMB 70.5 million in 2017 to RMB 125.5 million (US$ 18.3 million) in 2018, which was in line with the increase in revenue.

Gross profit as a percentage of our net revenues from our career enhancement segment was 51.4% in 2017 and 37.4% in 2018. The decrease in gross margin was mainly due to the lower profit margin at Bay State College, as the Company is in the process of consolidating its business operation.

Others

Net revenues from our others segment was RMB 11.2 million in 2017 and RMB 6.4 million (US$ 0.9 million) in 2018. The decrease was mainly due to fewer contracts were implemented in 2018.

Cost of revenues in our others segment was RMB 7.0 million in 2017 and RMB 6.2 million (US$ 0.9 million) in 2018. The change was not significant.

Gross profit as a percentage of our net revenues from our others segment was 37.4% and 2.7% in 2017 and 2018, respectively. The decrease of gross profit was mainly due to less revenues in 2018.

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

K-12 schools

Net revenues from our K-12 schools segment increased from RMB 222.6 million in 2016 to RMB 232.4 million (US$ 35.7 million) in 2017. The increase was primarily driven by increased student enrollment in two K-12 schools for the 2016-2017 academic year from the fall semester in 2016.

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

Others

Net revenues from our others segment was RMB 11.2 million (US$ 1.7 million) in 2017.

Cost of revenues in our others segment was RMB 7.0 million (US$ 1.1 million) in 2017.

Gross profit as a percentage of our net revenues from our others segment was 37.4% in 2017.

B.	Liquidity and Capital Resources

As of December 31, 2018, our consolidated current liabilities exceeded our consolidated current assets by approximately RMB 89.7 million as of December 31, 2018. Our consolidated net assets were amounting to RMB 262.8 million as of December 31, 2018. In addition, we have lease commitment of RMB 170.6 million as of December 31, 2018, of which RMB 35.3 million was within one year. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to maintain a net income position for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

Our principal sources of liquidity have been cash provided by operating activities. As of December 31, 2018, we had RMB 211.4 million in unrestricted cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. As of December 31, 2018, we had RMB 196.3 million in unrestricted cash and cash equivalents from VIEs.

We had approximately RMB 47.2 million and RMB 70.0 million short term investments, available for sale and short term investments, held to maturity as of December 31, 2018, which was held as short-term investments to be liquid on the expiration date before the end of 2019.

Historically, we have addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings and the sale of subsidiaries and other non-performing assets. In 2018 we successfully completed our public offering of 2,070,000 ADSs at US$4.25 per ADS, and received net proceeds of RMB 45.4 million (US$ 7.1 million) after deducting underwriting discounts and commissions and offering expenses. From 2018 and onwards, we are focusing on the development of core cash-generating business. If a subsidiary requires continuous cash in operations instead of generating cash, we would rather close it or sell it. In 2018, our new business plan has adjusted to focus on enhancing current business, improving operation efficiency and profitability, and enhancing its internal control procedures. Actions include initiating a career-oriented Cross-Border College Program, expanding Financial Share Service Centers across the Group wide and standardizing our Finance and Operation Policies throughout the Group; implementing enhanced vendor review and selection processes as well as implementing ERP systems to standardize operations, enhance internal controls on payable management, create synergy of our resources, and put forward efforts to pursue historical receivables.

We believe that available cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable us to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and we have prepared the consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations and we expect that we will require additional capital in order to execute our longer-term business plan. If we encounter unforeseen circumstances that place constraints on our capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing our business development activities, suspending the pursuit of our business plan, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that we will raise additional capital if needed.

Condensed summary of our cash flows

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	17,535	20,210	25,445	3,699
Net cash used in investing activities	(65,218)	(61,078)	(28,520)	(4,148)
Net cash (used in)/provided by financing activities	(1,504)	39,205	46,872	6,817
Effects of exchange rate changes on cash, cash equivalents and restricted cash	84	66	58	11
Net change in cash, cash equivalents and restricted cash	(49,103)	(1,597)	43,855	6,379
Cash, cash equivalents and restricted cash at beginning of year	248,353	199,250	197,653	28,747
Cash, cash equivalents and restricted cash at end of year	199,250	197,653	241,508	35,126

Operating activities

Net cash provided by operating activities amounted to RMB 25.4 million (US$ 3.7 million) in the year ended December 31, 2018, as compared to net cash provided by operating activities of RMB 20.2 million in the year ended December 31, 2017 and net cash provided by operating activities of RMB 17.5 million in the year ended December 31, 2016.

Net cash provided by operating activities in the year ended December 31, 2018 was primarily attributable to net income of RMB 44.9 million (US$ 6.5 million), depreciation and amortization of RMB 26.3 million (US$ 3.8 million), share-based compensation expense of RMB 8.1 million (US$ 1.2 million), a decrease in accounts receivables of RMB 1.8 million (US$ 0.3 million), an increase in income tax payable of RMB 5.2 million (US$ 0.7 million), an increase in deferred revenue of RMB 9.7 million (US$ 1.4 million), partially offset by reversal of bad debt provision of RMB 5.6 million (US$ 0.8 million), and increase in other non-current assets of RMB 3.2 million (US$0.5 million), a decrease in accrued and other liabilities of RMB 29.4 million (US$ 4.3 million), a decrease in accounts payable of RMB 7.9 million (US$ 1.1 million), a gain from deregistration of subsidiaries of RMB 2.9 million (US$ 0.4 million), a gain from derecognition of liabilities of RMB 15.2 million (US$ 2.2 million), a gain from fair value change of contingent consideration payable of RMB 5.4 million (US$ 0.8 million), an increase in prepaid and other current assets of RMB 6.8 million (US$ 1.0 million), and a deferred income tax of RMB 2.2 million (US$ 0.3 million).

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

Investing activities

Net cash used in investing activities amounted to RMB 28.5 million (US$ 4.1 million) in the year ended December 31, 2018 as compared to RMB 61.1 million net cash outflow in the year ended December 31, 2017 and RMB 65.2 million net cash inflow in the year ended December 31, 2016.

Net cash used in investing activities in the year ended December 31, 2018 was mainly attributable to purchase of available-for-sale investments of RMB 222.0 million (US$ 32.3 million), purchase of held-to-maturity investments of RMB 671.0 million (US$ 97.6 million), payment as result of disposal of subsidiaries RMB 112.0 million (US$ 16.3 million), purchase of other non-current assets of RMB 1.6 million (US$ 0.2 million), purchase of property and equipment of RMB 8.8 million (US$ 1.3 million), and prepayment for leasehold improvement of RMB 9.9 million (US$ 1.4 million), partially offset by proceed from available-for-sale investments of RMB 303.0 million (US$ 44.1 million) and proceed from held-to-maturity investments of RMB 694.0 million (US$ 100.9 million).

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

Financing activities

Our financing activities consist primarily of issuance of ordinary shares and minority shareholder capital injection. Net cash provided by financing activities amounted to RMB 46.9 million (US$ 6.8 million) in the year ended December 31, 2018, as compared to net cash provided amounted to RMB 39.2 million in the year ended December 31, 2017 and net cash used of RMB 1.5 million in the year ended December 31, 2016.

Net cash provided by financing activities in the year ended December 31, 2018 was attributable to proceeds from issuance of ordinary shares, net of expenses amounted to RMB 45.4 million (US$ 6.6 million) and proceeds from minority shareholder capital injection amounted to RMB 1.5 million (US$ 0.2 million).

Net cash provided by financing activities in the year ended December 31, 2017 was attributable to proceeds from long-term borrowings amounted to RMB 39.2 million (US$ 6.0 million).

Short-term and Long-term borrowings

During 2016 and 2017, we and our affiliated entities entered into various loan agreements in the aggregate amount of nil and long-term borrowing of US$ 6.0 million (RMB 39.2 million) with terms more than one year, respectively. By December 31, 2018, the borrowing of US$ 6.0 million would mature within one year and was reclassified as short-term borrowing in amount of RMB 41.2 million.

Short-term and long-term borrowings consisted of the following:

		As of December 31
		2016	2017	2018
		RMB	RMB	RMB
	Maturities	(In thousands)
Long-term and short-term borrowings from third party	April 2019	-	39,205	41,179

The weighted average interest rate of the borrowings outstanding was nil per annum as of December 31, 2017 and 2018. The fair values of the borrowings approximate their carrying amounts. The weighted average borrowings for the years ended December 31, 2017 and 2018 was RMB 29.1 million and RMB 41.2 million, respectively.

The borrowings incurred interest expenses were nil for the years ended December 31, 2016, 2017 and 2018. There was neither capitalization as additions to construction in progress nor guarantee fees for each of three years ended December 31, 2018.

Capital expenditures

Our capital expenditures were RMB 78.4 million, RMB 7.7 million and RMB 8.8 million (US$ 1.3 million) in the fiscal years ended December 31, 2016, 2017 and 2018, respectively. These capital expenditures were incurred primarily for investments in property, facilities, equipment and technology.

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

Recent accounting standards

See Capital expenditures (ee) of Notes to consolidated financial statements for recent accounting standards that could have an effect on us.

C.	Research and Development, Patents and Licenses

We have an in-house research and development team with 29 full-time software and educational professionals as of December 31, 2018 help to develop and update our educational content based on the latest official local government curriculum of each of our specific subjects. We integrate the best content from our acquired schools, tutoring centers and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. In 2016, 2017 and 2018, we spent RMB 7.6 million, RMB 6.3 million and RMB 1.5 million (US$ 0.2 million), respectively, on research and development expenses.

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

There were no new off-balance sheet arrangements as of December 31, 2017 and 2018.

F.	Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2018.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Operating lease obligations	170.6	35.3	46.7	27.7	60.9

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of December 31, 2018.

Name	Age	Position	Class	Nationality	Residence
Jin Huang	53	President, Chief Executive Officer and Chairman of the Board	Class III	United States	China

Kia Jing Tan	46	Chief Financial Officer	N/A	Malaysia	China

Xuejun Xie	53	Vice President, Public Relationship and legal affairs	N/A	China	China

Jianguo Xue	53	Vice President, Sales	N/A	China	China

Chiao-Ling Hsu	49	Chief Operating Officer	N/A	Taiwan	China

Yanhui Ma(1)(2)	59	Director	Class III	United States	United States

Yigong Justin Chen (1)	49	Director	Class I	China	China

Ping Wu (1)(2)	54	Director	Class II	China	China

John Robert Porter	66	Director	Class II	United Kingdom	United Kingdom

(1)	Member of the audit committee

(2)	Member of the compensation committee

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

Kia Jing Tan joined Ambow as its Corporate Controller in December 2008. In March 2011, Kia Jing Tan was promoted to the position of Vice President, Finance. In July 2012, Kia Jing Tan was further promoted to the position of Acting Chief Financial Officer. In May 2015, Kia Jing Tan has started to serve as our Chief Finance Officer of Ambow Education Group. Kia Jing Tan has more than ten years’ working experience with Big Four accounting firms in both China and Singapore. He was with KPMG Shanghai from December 2002 to September 2005 and with PricewaterhouseCoopers Shanghai from October 2005 to November 2008. Prior to joining Ambow, he worked as a Senior Audit Manager in PricewaterhouseCoopers’ Shanghai office. Kia Jing Tan holds a Bachelor of Commerce degree in accounting from Deakin University, Australia. Kia Jing Tan is a Fellow Chartered Accountant with the Institute of Singapore Chartered Accountants and Fellow Certified Practicing Accountant (CPA) with CPA Australia.

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

During 2018, the aggregate cash compensation that we paid to our executive officers as a group was RMB 3.0 million (US$ 0.4 million), which includes bonuses, salaries and other benefits that were earned in 2017 and paid in 2018. During 2018, the aggregate cash compensation paid to our non-employee directors was RMB 0.3 million (US$ 0.04 million). Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

As of December 31, 2017 and 2018, options granted to employees to purchase 223,895 and nil shares of ordinary shares and to non-employees to purchase 29,921 and nil shares of ordinary shares were outstanding, and options to purchase 941,978 and nil ordinary shares were still available for future grants.

On October 14, 2014, the Board of Directors granted restricted stock to each non-executive member of the Board. The number of shares of restricted stock subject to each award was determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. Total numbers of shares of restricted stock were 811,359. The awards vested at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. As of December 31, 2017, these awards of restricted stock were fully vested, with 15,027 shares of restricted stock vested but not issued. Please refer to Note 16 to consolidated financial statements.

On May 18, 2015, the Board of Directors granted 86,473 shares of the restricted stock to existing employees whose old options have expired by their terms. All restricted stock subject to this award shall fully vest as of May 18, 2015. As of December 31, 2016, these awards of restricted stock were fully vested, with 19,935 shares of restricted stock vested but not issued.

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the grant date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. In 2017 and 2018, 127,500 and 116,291 shares of restricted stock were vested respectively, with 122,353 and 116,291 of the vested shares separately issued to the board members in 2017 and 2018.

On November 22, 2018, the Board of Directors approved to convert 293,059 outstanding and expired options with an exercise price of US$0.4749 into 293,059 shares of restricted stock. All restricted stock subject to this award shall fully vest as of November 22, 2018.

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Company. Twenty-five percent of the awards shall vest on the one year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service of the Company through each vesting date. During 2018, nil shares of restricted stock were vested.

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

Amended and Restated 2010 Equity Incentive Plan

On December 21, 2018, the Group amended and restated the 2010 Plan, or the “Amended and Restated 2010 Plan”, which became effective upon the approval of the shareholders at the Annual Meeting of Shareholders on December.

Share reserve . The maximum aggregate number of our ordinary shares that may be issued under our Amended and Restated 2010 Equity Incentive Plan is such number of shares as shall be equal to 6,500,000 Class A Ordinary Shares, plus any shares that subject to stock options or similar awards granted under the 2005 Stock Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Stock Plan that are forfeited to or converted by the company, with the maximum number of shares to be added to the Amended and Restated 2010 Equity Incentive Plan equal to 293,059 Class A Ordinary Shares. In addition, our Amended and Restated 2010 Equity Incentive Plan provides for increases in the number of shares available for issuance thereunder on the closing day of each future registration before the fiscal years ending December 31, 2020, in the amount equal to 15% of the Class A Ordinary Shares issued in each registration.

Shares issued pursuant to awards under the Amended and Restated 2010 Equity Incentive Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the Amended and Restated 2010 Equity Incentive Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the Amended and Restated 2010 Equity Incentive Plan. As of December 31, 2018, the Group granted up to 1,905,222 Class A Ordinary Shares of the company to its employees, outside directors and consultants.

Administration . Our board of directors or a committee of our board of directors administers our Amended and Restated 2010 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our Amended and Restated 2010 Equity Incentive Plan. Subject to the provisions of our Amended and Restated 2010 Equity Incentive Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, the number of shares subject to each such award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration payable upon exercise. The administrator also has the authority to modify or amend awards, to prescribe rules and to construe and interpret the Amended and Restated 2010 Equity Incentive Plan and to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

Options . The administrator may grant ISOs or NSOs under our Amended and Restated 2010 Equity Incentive Plan. The exercise price of options granted under our Amended and Restated 2010 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed ten years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, the term of an ISO must not exceed five years and the exercise price of such ISO must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

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

Share appreciation rights . Share appreciation rights may be granted under our Amended and Restated 2010 Equity Incentive Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our Amended and Restated 2010 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted shares . Restricted shares may be granted under our Amended and Restated 2010 Equity Incentive Plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Recipients of restricted share awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

Restricted share units . Restricted share units may be granted under our Amended and Restated 2010 Equity Incentive Plan. Each restricted share unit granted is a bookkeeping entry representing an amount equal to the fair market value of an ordinary share. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance units and performance shares .. Performance units and performance shares may be granted under our Amended and Restated 2010 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability . Unless the administrator provides otherwise, our Amended and Restated 2010 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments . In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the Amended and Restated 2010 Equity Incentive Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Change in control transactions . Our Amended and Restated 2010 Equity Incentive Plan provides that in the event of our merger or change in control, as defined in the Amended and Restated 2010 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, except that if the successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for each outstanding award without the prior written consent of the participant, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment and Termination . Our Amended and Restated 2010 Equity Incentive Plan will automatically terminate in 2020, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2010 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

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

The following table summarizes, as of December 31, 2018, the share options and other equity awards granted to our executive officers under our Amended and Restated 2010 Equity Incentive Plan or pursuant to other arrangements approved by our board of directors, after the reverse share split on August 17, 2015:

Name	Ordinary Shares Underlying Options Granted & Restricted Shares		Date of Grant (original)	Date of Grant (New)	Date of Expiration
Dr. Jin Huang	(1)	*	02/25/10	11/22/18	—

Tan Kia Jing	(1)	*	02/10/09	11/22/18	—
	(1)	*	02/25/10	11/22/18	—
	(1)	*	02/25/11	11/22/18	—

Xuejun Xie	(1)	*	11/01/06	11/22/18	—
	(1)	*	08/26/08	11/22/18	—
	(1)	*	02/25/10	11/22/18	—
	(1)	*	—	05/18/15	—

Jianguo Xue	(1)	*	08/26/08	11/22/18	—
	(1)	*	02/25/10	11/22/18	—
	(1)	*	—	05/18/15	—

Chiao-Ling Hsu	(1)	*	—	05/18/15	—

*	Less than 1% of the outstanding ordinary shares

(1)	Restricted shares

Our non-employee directors have received restricted shares.

Restricted Stock Awards

On October 14, 2014, the Board of Directors granted restricted stock to each non-executive member of the Board. The number of shares of restricted stock subject to each award was determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. Total numbers of shares of restricted stock were 811,359. The awards vested at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. As of December 31, 2017, these awards of restricted stock were fully vested, with 15,027 shares of restricted stock vested but not issued. Please refer to Note 16 to consolidated financial statements.

On May 18, 2015, the Board of Directors granted 86,473 shares of the restricted stock to existing employees whose old options have expired by their terms. All restricted stock subject to this award shall fully vest as of May 18, 2015. As of December 31, 2016, these awards of restricted stock were fully vested, with 19,935 shares of restricted stock vested but not issued.

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the grant date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. In 2017 and 2018, 127,500 and 116,291 shares of restricted stock were vested respectively, with 122,353 and 116,291 of the vested shares separately issued to the board members in 2017 and 2018.

On November 22, 2018, the Board of Directors approved to convert 293,059 options outstanding and expired with an exercise price of US$0.4749 into 293,059 shares of restricted stock. All restricted stock subject to this award shall fully vest as of November 22, 2018.

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Company. Twenty-five percent of the awards shall vest on the one year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service of the Company through each vesting date. During 2018, nil shares of restricted stock were vested.

C.	Board Practices

As of December 31, 2018, our board of directors consisted of five directors:

Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, Mr. John Porter and Dr. Yanhui Ma. Our directors are elected for three year terms. Mr. Ralph Parks who previously served on our board, decided not to stand for re-election as a Class I director at the Annual Meeting of Shareholders on December 21, 2018.

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

The following table sets forth the names and classes of our directors as of the date of this annual report:

Class I	Class II	Class III

Yigong Justin Chen	Ping Wu	Jin Huang
	John Robert Porter	Yanhui Ma

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

As of December 31, 2018, we and our subsidiaries had 1,881 full-time employees, and 1,567 part-time employees, respectively. As of December 31, 2018, we had the following numbers of full-time employees by department: 236 in selling and marketing, 589 in general and administrative functions, 29 in research and development, and 1,027 teachers. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth, as of February 28, 2019, certain information concerning the beneficial ownership of the Class A Ordinary Shares and Class C Ordinary Shares by (i) each shareholder known by the company to own beneficially five percent or more of the outstanding Class A Ordinary Shares and Class C Ordinary Shares; (ii) each director and the nominee for director of the company; (iii) each executive officer of the company; and (iv) all executive officers and directors of the company as a group, and their percentage ownership and voting power.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons named in the following table have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. As of February 28, 2019, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 38,582,702 Class A Ordinary Shares issued and outstanding and the percentage of beneficial ownership for holders of Class C ordinary shares is based on 4,708,415 Class C Ordinary Shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class C ordinary shares are entitled to ten votes per share.

Unless otherwise indicated, the address of such individual is c/o Ambow Education Holding Ltd., 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing 100043, China .

		Shares beneficially owned					Percentage of votes held
Name	Number of Class A ordinary shares	Percentage of Class A ordinary shares (%)	Number of Class C ordinary shares	Percentage of Class C ordinary shares (%)	Number of total ordinary shares	Percentage of total ordinary shares (%)	Based on total Class A ordinary shares (%)	Based on total Class C ordinary shares (%)	Based on total ordinary shares (%)
Directors and Executive Officers
Jin Huang (2)(7)	638,012	1.65%	4,708,415	100%	5,346,427	12.35%	1.65%	100%	55.71%
Kia Jing Tan	-	-	-	-	-	-		-	-
Xuejun Xie	-	-	-	-	-	-	-	-	-
Jianguo Xue	-	-	-	-	-	-	-	-	-
Yigong Justin Chen	-	-	-	-	-	-	-	-	-
Ping Wu (3)	960,383	2.49%	-	-	960,383	2.22%	2.49%	-	1.12%
John Porter	999,205	2.59%	-	-	999,205	2.31%	2.59%	-	1.17%
Ralph Parks	-	-	-	-	-	-	-	-	-
Yanhui Ma	-	-	-	-	-	-	-	-	-
Chiao-Ling Hsu	-	-	-	-	-	-	-	-	-

All executive officers and directors of the company as a group (10 persons)(5)	4,126,024	10.69%	4,708,415	100%	8,834,439	20.41%	10.69%	100%	59.78%

5% and Greater Shareholders
Investment entities affiliated with Baring Private Equity (6)	3,280,449	8.50%	-	-	3,280,449	7.58%	8.50%	-	3.83%
New Summit Global Limited	2,703,475	7.01%	-	-	2,703,475	6.24%	7.01%	-	3.16%
CEIHL Partners (I) Limited (4)	3,420,375	8.87%	-	-	3,420,375	7.90%	8.87%	-	3.99%
CEIHL Partners (II) Limited (4)	11,144,636	28.89%	-	-	11,144,636	25.74%	28.89%	-	13.01%
New Flourish Holdings Limited (8)	928,562	2.40%	4,288,415	91.08%	5,216,977	12.05%	2.40%	91.08%	51.14%
Spin-Rich Ltd. (9)	-	-	420,000	8.92%	420,000	0.97%	-	8.92%	4.9%

Note: Shares less than 1% of outstanding shares were not shown.

(1)	In computing the number of Shares beneficially owned by a person and the percentage ownership of a person, Shares subject to options, warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such Shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.

(2)	Of the 638,012 Class A Ordinary Shares (i) 573,914 of the Class A Ordinary Shares are owned by New Flourish Holdings Limited for the benefit of certain officers of the Company, and (ii) 64,098 of the Class A Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares held by New Flourish, but disclaims beneficial ownership over such shares.

(3)	The Class A Ordinary Shares are held by SummitView Investment Fund I, L.P. and Changzhou SummitView Venture Fund, LLP. Mr. Wu disclaims beneficial ownership of all shares held by SummitView Investment Fund I, L.P. and Changzhou SummitView Venture Fund LLP., except to the extent of his pecuniary interest therein. The business address of Mr. Wu is Room 1101, Block E of Poly Plaza, No. 18 Dongfang Road, Shanghai 200120, China.

(4)

Mr. Pan Jianyue is the general partner of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited (collectively “CEIHL”). CEIHL Partners (I) Limited holds 3,420,375 Class A Ordinary Shares and CEIHL Partners (II) Limited holds 11,144,636 Class A Ordinary Shares. As the general partner of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited, Mr. Pan Jianyue has sole voting and dispositive power over the Class A Ordinary Shares held by CEIHL.

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

Three shareholders of the VIEs, namely Xuejun Xie, Gang Huang and Jianguo Xue are also beneficial owners of the company. As of February 28, 2019, the aggregated beneficial ownership of the three individuals was less than 2% of the company.

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

As of February 28, 2019, approximately 43,291,117 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of February 28, 2019, 4,790,616 ADRs, representing 9,581,232 underlying ordinary shares were outstanding. The number of beneficial owners of our ADR in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

As of December 31, 2018, we had RMB 1.1 million due from certain related party and owed RMB 2.7 million to certain related parties. For a list of these transactions we have entered into with and the outstanding balances to and from such related parties for the years ended December 31, 2016, 2017 and 2018, see Note 23 to consolidated financial statements. We do not believe that such transactions with the related parties require approval from the government.

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

A.	Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. On May 24, 2018, Changsha Yaxing Real Estate Development Co., Ltd. (“Changsha Yaxing”) filed a claim to Hunan Provincial High Court, against Shida Ambow, Ambow Chuangying and Changsha K-12 to seek indemnification for Changsha K-12 equity transfer consideration. In July 2018 Hunan Provincial Court ruled to freeze the bank account of Shida Ambow. As of December 31, 2018, Shida Ambow’s cash in bank amounting to RMB 27.7 million was frozen. Shida Ambow filed an objection of jurisdiction to Hunan Provincial High Court in July 2018. In September 2018 Hunan Provincial High Court overruled the objection of jurisdiction. The Group has appealed to the Supreme Court of PRC. The Supreme Court of PRC accepted the appeal in Februrary 2019 and assigned the case to the First Circuit Court of the Supreme Court. The Company believes that it was too early to make an estimate of result.

As of December 31, 2018, we did not have any other significant indemnification claims that were probable or reasonably possible.

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

Our ADSs (each representing two Class A Ordinary Shares) currently trade in the NYSE American under the symbol “AMBO”.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE American, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Commencing on June 1, 2018, our ADSs began trading on the NYSE American. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the ADSs or ordinary shares under their particular circumstances.

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

Interest rate risk . The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in available-for-sale investment, held-to-maturity investments with maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately RMB 1.7 million (US$ 0.2 million) in our interest income for the year ended December 31, 2018.

At December 31, 2017 and 2018, we had RMB 39.2 million and RMB 41.2 million, respectively, of borrowings outstanding. The interest rates on our borrowings are fixed as defined in respective loan agreements. A hypothetical 10% increase in interest rates in 2018 would have resulted in an increase of approximately RMB 3.9 million (US$ 0.6 million) in our interest expense for 2018.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars and Taiwan dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the PBOC announced it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. From 2010 to 2018, the depreciation of the RMB against the U.S. dollar reached 0.6% in total. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar and Taiwan dollars. To the extent that we need to convert U.S. dollar or Taiwan dollars denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar and Taiwan dollars would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of approximately RMB 1.5 million (US$ 0.2 million) in the value of our U.S. denominated cash and cash equivalents as of December 31, 2018. A hypothetical 10% appreciation of the RMB against the Taiwan dollars would have resulted in a decrease of approximately RMB 3.4 million (US$ 0.5 million) in the value of our TWD denominated cash and cash equivalents as of December 31, 2018.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses incurred by us in respect of our ADR program and investor relations program. For the year ended December 31, 2018, there was US$ 11,757 received from Citibank, the depositary bank for our ADR program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded, as of December 31, 2018, that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2018.

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

Item16A Audit Committee Financial Expert

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

Item 16C Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP our independent registered public accounting firm for 2017 and 2018. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the years ended December 31,
	2017	2018
	(U.S. dollars in millions)
Audit fees	0.6	0.6

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

Item 18. Financial Statements

The consolidated financial statements of Ambow are included at the end of this annual report.

Item 19. Exhibits

Exhibit No.	Description

1.1	Sixth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on June 4, 2015)
2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit (a) of our F-6 registration statement (File No. 333-168238), initially filed with the Commission on July 21, 2010 (the “F-6 Registration Statement”))
2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of the F-1 Registration Statement)
2.3	Form of Deposit Agreement among the company, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a) of the F-6 Registration Statement)
2.4	Third Amended and Restated Investor Rights Agreement, among the company and the other parties therein (incorporated by reference to Exhibit 4.4 of our registration statement (File No. 333-168096), as amended, initially filed with the Commission on July 14, 2010 (the “F-1 Registration Statement”)
2.5	Registration Rights Agreement, dated as of October 26, 2011, by and among Campus Holdings Limited, Spin-Rich Ltd., Dr. Jin Huang and Ambow Education Holding Ltd. (incorporated by reference to Exhibit 2.5 of the 20F filing of the year of 2011)
4.1	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the F-1 Registration Statement)

4.2	Form of Indemnification Agreement with the company’s directors and executive officers (incorporated by reference to Exhibit 10.3 of the F-1 Registration Statement)
4.3	English Translation of Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005, amended May 13, 2010 (incorporated by reference to Exhibit 10.5 of the F-1 Registration Statement)
4.4	English Translation of Share Pledge Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on January 4, 2009 (incorporated by reference to Exhibit 10.6 of the F-1 Registration Statement)
4.5	English Translation of Call Option Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.7 of the F-1 Registration Statement)
4.6	English Translation of Powers of Attorney, each dated April 26, 2007 (incorporated by reference to Exhibit 10.8 of the F-1 Registration Statement)
4.7	English Translation of Loan Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., and Xuejun Xie, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.9 of the F-1 Registration Statement)
4.8	English Translation of Loan Agreement by and between Beijing Ambow Online Software Co., Ltd. and Jianguo Xue, dated February 1, 2008 (incorporated by reference to Exhibit 10.10 of the F-1 Registration Statement)
4.9	English Translation of Technology Service Agreement by and between Beijing Ambow Online Software Co., Ltd. and Beijing Sihua Education and Technology Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.11 of the F-1 Registration Statement)
4.10	English Translation of Share Pledge Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.12 of the F-1 Registration Statement)
4.11	English Translation of Share Pledge Agreement by and between Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.13 of the F-1 Registration Statement)
4.12	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.14 of the F-1 Registration Statement)
4.13	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.15 of the F-1 Registration Statement)
4.14	English Translation of Powers of Attorney, dated October 31, 2009 and March 4, 2010, respectively (incorporated by reference to Exhibit 10.16 of the F-1 Registration Statement)
4.15	English Translation of Loan Agreement with Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.17 of the F-1 Registration Statement)
4.16	English Translation of Technology Service Agreement by and among Beijing Ambow Online Software Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.18 of the F-1 Registration Statement)
4.17	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.19 of the F-1 Registration Statement)
4.18	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.20 of the F-1 Registration Statement)
4.19	English Translation of Powers of Attorney, each dated October 31, 2009 (incorporated by reference to Exhibit 10.21 of the F-1 Registration Statement)
4.20	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.22 of the F-1 Registration Statement)
4.21	English Translation of Technology Service Agreement between Beijing Ambow Online Software Co., Ltd. and Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated February 25, 2009 (incorporated by reference to Exhibit 10.23 of the F-1 Registration Statement)
4.22	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.24 of the F-1 Registration Statement)
4.23	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co, Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.25 of the F-1 Registration Statement)
4.24	English Translation of Powers of Attorney, each dated February 25, 2009 (incorporated by reference to Exhibit 10.26 of the F-1 Registration Statement)
4.25	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.27 of the F-1 Registration Statement)
4.26	English Translation of amendment dated May 13, 2010 to certain Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005 (incorporated by reference to Exhibit 10.28 of the F-1 Registration Statement)
4.27	Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated June 12, 2012 (“IFC Loan Agreement”) (incorporated by reference to Exhibit 4.28 of the 20F filing of the year of 2012)

4.28	Amendment and Restatement Agreement to the IFC Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated October 24, 2012 (incorporated by reference to Exhibit 4.29 of the 20F filing of the year of 2012)
4.29	Amendment Agreement to the IFC Loan Agreement (as amended and restated on October 24, 2012) among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated April 29, 2013(incorporated by reference to Exhibit 4.30 of the 20F filing of the year of 2012)
4.30	Restructuring Agreement dated May 4, 2014 (incorporated by reference to Exhibit 4.31 of the 20F filing of the year of 2012)
4.31	Share Purchase Agreement between Ambow Holding and SummitView Investment Limited dated April 28, 2013 (incorporated by reference to Exhibit 4.32 of the 20F filing of the year of 2013)
4.32	Share Purchase Agreement amended among the company, SummitView Investment Limited and SummitView Investment Fund I, L.P. (the “Fund”) on May 24, 2013 (incorporated by reference to Exhibit 4.33 of the 20F filing of the year of 2013)
4.33	A supplementary agreement dated May 31, 2013 to the Share Purchase Agreement (Exhibit 4.32 and 4.33) (incorporated by reference to Exhibit 4.34 of the 20F filing of the year of 2013)
4.34	Registration Rights Agreement between the company and SummitView Investment Fund I, L.P. dated May 31, 2013 (incorporated by reference to Exhibit 4.35 of the 20F filing of the year of 2013)
4.35	Amendment to Share Purchase Agreement dated May 5, 2014 (incorporated by reference to Exhibit 4.36 of the 20F filing of the year of 2013)
4.36	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Rongye Education and Technology Co., Ltd., dated September 8, 2015
4.37	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.38	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.39	English Translation of Powers of Attorney, each dated September 8, 2015
4.40	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.41	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Zhixin Education and Technology Co., Ltd., dated October 14, 2015
4.42	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
4.43	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
4.44	English Translation of Powers of Attorney, each dated October 14, 2015
4.45	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
4.46	English Translation of Termination Agreement between Beijing Ambow Online Software Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd. dated June 29, 2017 (incorporated by reference to Exhibit 10.46 of the F-1 with filing date at August 28, 2017)
4.47	English Translation of Termination Agreement among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie dated June 29, 2017 (incorporated by reference to Exhibit 10.47 of the F-1 with filing date at August 28, 2017)
4.48	English Translation of Termination Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Sihua Education and Technology Co., Ltd. dated June 29, 2017 (incorporated by reference to Exhibit 10.48 of the F-1 with filing date at August 28, 2017)
4.49	English Translation of Termination Agreement among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie dated June 29, 2017 (incorporated by reference to Exhibit 10.49 of the F-1 with filing date at August 28, 2017)
4.50	English Translation of Termination Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education and Technology Co., Ltd. dated June 29, 2017 (incorporated by reference to Exhibit 10.50 of the F-1 with filing date at August 28, 2017)
4.51	English Translation of Termination Agreement among Beijing Ambow Online Software Co., Ltd., Jianguo Xue and Xuejun Xie dated June 29, 2017 (incorporated by reference to Exhibit 10.51 of the F-1 with filing date at August 28, 2017)
4.52	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd., dated June 29, 2017 (incorporated by reference to Exhibit 10.52 of the F-1 with filing date at August 28, 2017)
4.53	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.53 of the F-1 with filing date at August 28, 2017)
4.54	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.54 of the F-1 with filing date at August 28, 2017)
4.55	English Translation of Powers of Attorney, each dated June 29, 2017 (incorporated by reference to Exhibit 10.55 of the F-1 with filing date at August 28, 2017)
4.56	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.56 of the F-1 with filing date at August 28, 2017)
4.57	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Sihua Education and Technology Co., Ltd., dated June 29, 2017 (incorporated by reference to Exhibit 10.57 of the F-1 with filing date at August 28, 2017)

4.58	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.58 of the F-1 with filing date at August 28, 2017)
4.59	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.59 of the F-1 with filing date at August 28, 2017)
4.60	English Translation of Powers of Attorney, each dated June 29, 2017 (incorporated by reference to Exhibit 10.60 of the F-1 with filing date at August 28, 2017)
4.61	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.61 of the F-1 with filing date at August 28, 2017)
4.62	English Translation of Technology Service Agreement between Beijing Ambow Chuangying Education and Technology Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated June 29, 2017 (incorporated by reference to Exhibit 10.62 of the F-1 with filing date at August 28, 2017)
4.63	English Translation of Share Pledge Agreement by and among Beijing Ambow Chuangying Education and Technology Co., Ltd., Xuejun Xie and Jianguo Xue, dated June 29, 2017 (incorporated by reference to Exhibit 10.63 of the F-1 with filing date at August 28, 2017)
4.64	English Translation of Call Option Agreement by and among Beijing Ambow Chuangying Education and Technology Co, Ltd., Xuejun Xie and Jianguo Xue, dated June 29, 2017 (incorporated by reference to Exhibit 10.64 of the F-1 with filing date at August 28, 2017)
4.65	English Translation of Powers of Attorney, each dated June 29, 2017 (incorporated by reference to Exhibit 10.65 of the F-1 with filing date at August 28, 2017)
4.66	English Translation of Loan Agreement by and among Beijing Ambow Chuangying Education and Technology Co., Ltd., Xuejun Xie and Jianguo Xue, dated June 29, 2017 (incorporated by reference to Exhibit 10.66 of the F-1 with filing date at August 28, 2017)
4.67	English Translation of First Technology Service Agreement between Ambow Education Management (Hong Kong) Ltd. and IValley Co., Ltd. dated March 20, 2017 (incorporated by reference to Exhibit 10.67 of the F-1/A with filing date at January 5, 2018)
4.68	English Translation of First Share Pledge Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated March 20, 2017 (incorporated by reference to Exhibit 10.68 of the F-1/A with filing date at January 5, 2018)
4.69	English Translation of First Call Option Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated March 20, 2017 (incorporated by reference to Exhibit 10.69 of the F-1/A with filing date at January 5, 2018)
4.70	English Translation of First Powers of Attorney, each dated March 20, 2017 (incorporated by reference to Exhibit 10.70 of the F-1/A with filing date at January 5, 2018)
4.71	English Translation of First Loan Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated February 10, 2017 (incorporated by reference to Exhibit 10.71 of the F-1/A with filing date at January 5, 2018)
4.72	Loan Agreement between Ambow Education Holding Ltd. And Sino Accord Investment Limited, dated April 5, 2017 (incorporated by reference to Exhibit 10.72 of the F-1/A with filing date at March 8, 2018)
4.73	Supplementary Agreement between Ambow Education Holding Ltd. And Sino Accord Investment Limited, dated March 7, 2018 (incorporated by reference to Exhibit 10.73 of the F-1/A with filing date at March 8, 2018)
4.74	English Translation of Loan Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. And Suzhou Zhixinliren Investment Co., Limited, dated April 5, 2017 (incorporated by reference to Exhibit 10.74 of the F-1/A with filing date at March 8, 2018)
4.75	English Translation of Supplementary Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. And Suzhou Zhixinliren Investment Co., Limited, dated March 7, 2018 (incorporated by reference to Exhibit 10.75 of the F-1/A with filing date at March 8, 2018)
4.76	English Translation of Equity Transfer Agreement of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated August 31, 2017 (incorporated by reference to Exhibit 10.76 of the F-1/A with filing date at March 8, 2018)
4.77	English Translation of Equity Transfer Agreement – Amendment 1 of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated August 31, 2017 (incorporated by reference to Exhibit 10.77 of the F-1/A with filing date at March 8, 2018)
4.78	English Translation of Equity Transfer Agreement – Amendment 2 of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated December 12, 2017 (incorporated by reference to Exhibit 10.78 of the F-1/A with filing date at March 8, 2018)
4.79	English Translation of Equity Transfer Agreement – Amendment 3 of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated December 21, 2017 (incorporated by reference to Exhibit 10.79 of the F-1/A with filing date at March 8, 2018)
4.80	English Translation of Equity Transfer Agreement – Amendment 4 of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated March 2, 2018 (incorporated by reference to Exhibit 10.80 of the F-1/A with filing date at March 8, 2018)
4.81	English Translation of Second Technology Service Agreement between Ambow Education Management (Hong Kong) Ltd. and IValley Co., Ltd. dated November 27, 2017*
4.82	English Translation of Second Share Pledge Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated November 27, 2017*
4.83	English Translation of Second Call Option Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated November 27, 2017*
4.84	English Translation of Second Powers of Attorney, each dated November 27, 2017*
4.85	English Translation of Second Loan Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated July 28, 2017*
4.86	Amended and restated 2010 plan (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on November 14, 2018)

8.1	List of Subsidiaries and Consolidated Affiliated Entities*
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*

*	Filed with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

	By:	/s/ Jin Huang

Dr. Jin Huang
President and Chief Executive Officer

	By:	/s/ Kia Jing Tan

Kia Jing Tan
Chief Financial Officer

Date: April 5, 2019

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of Ambow Education Holding Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ambow Education Holding Ltd. and Subsidiaries (the “Company”) as of December 31, 2017 and 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company, as of December 31, 2017 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2013

Guangzhou, China
April 5, 2019

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2017	2018	2018
		RMB	RMB	US$
				Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	4	195,303	211,436	30,752
Restricted cash	4,19	2,350	30,072	4,374
Short term investments, available for sale	5	128,042	47,208	6,866
Short term investments, held to maturity	5	93,000	70,000	10,181
Accounts receivable, net	6	24,511	18,132	2,637
Amounts due from a related party	23	-	1,105	161
Prepaid and other current assets, net	7	129,517	134,770	19,601
Loan receivable, current	8	-	42,677	6,207
Total current assets		572,723	555,400	80,779
Non-current assets:
Property and equipment, net	9	168,423	165,933	24,134
Land use rights, net		1,848	1,804	262
Intangible assets, net	10	96,769	92,412	13,441
Goodwill	11	73,166	73,166	10,642
Deferred tax assets, net	17	8,222	10,240	1,490
Long-term loan receivables	8	42,677	-	-
Other non-current assets, net	12	13,592	11,264	1,638

Total non-current assets		404,697	354,819	51,607

Total assets		977,420	910,219	132,386

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2017	2018	2018
		RMB	RMB	US$
				Note 3(a)
LIABILITIES
Current liabilities:
Deferred revenue (including consolidated VIE amount without recourse to the Company of RMB 109,878 and RMB 116,753 as of December 31, 2017 and 2018, respectively)		114,396	124,250	18,071
Accounts payable (including consolidated VIE amount without recourse to the Company of RMB 19,809 and RMB 8,996 as of December 31, 2017 and 2018, respectively)		23,414	13,583	1,977
Accrued and other liabilities (including consolidated VIE amount without recourse to the Company of RMB 219,009 and RMB 192,302 as of December 31, 2017 and 2018, respectively)	13	418,998	256,325	37,270
Borrowing from third party, current	14	-	41,179	6,000
Income taxes payable (including consolidated VIE amount without recourse to the Company of RMB 201,810 and RMB 206,871 as of December 31, 2017 and 2018, respectively)		202,314	207,114	30,123
Amounts due to related parties (including consolidated VIE amount without recourse to the Company of RMB 3,430 and RMB 2,417 as of December 31, 2017 and 2018, respectively)	23	3,430	2,696	392
Total current liabilities		762,552	645,147	93,833
Non-current liabilities:
Long-term borrowings from third party	14	39,205	-	-
Consideration payable for acquisitions	22	6,766	1,322	192
Other non-current liabilities		2,938	979	142
Total non-current liabilities		48,909	2,301	334

Total liabilities		811,461	647,448	94,167

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2017	2018	2018
		RMB	RMB	US$
				Note 3(a)
Commitments and contingencies	19

EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2017 and 2018)		-	-	-
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 34,206,939 and 38,756,289 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	15	640	728	106
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	15	90	90	13
Additional paid-in capital		3,456,307	3,507,123	510,090
Statutory reserve	21	20,036	20,149	2,931
Accumulated deficit		(3,316,715)	(3,271,838)	(475,869)
Accumulated other comprehensive income		6,876	8,305	1,208
Total Ambow Education Holding Ltd.’s equity		167,234	264,557	38,479
Non-controlling interests	27	(1,275)	(1,786)	(260)
Total equity		165,959	262,771	38,219
Total liabilities and equity		977,420	910,219	132,386

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$

NET REVENUES
- Educational program and services	20	412,016	432,754	525,134	76,378
- Intellectualized operational services	20	-	11,170	6,374	927
Total net revenues		412,016	443,924	531,508	77,305
COST OF REVENUES
- Educational program and services	20	(238,742)	(249,400)	(331,939)	(48,279)
- Intellectualized operational services	20	-	(6,995)	(6,204)	(902)
Total cost of revenues		(238,742)	(256,395)	(338,143)	(49,181)

GROSS PROFIT		173,274	187,529	193,365	28,124
OPERATING EXPENSES
Selling and marketing		(41,818)	(36,710)	(43,751)	(6,363)
General and administrative		(145,513)	(142,252)	(132,718)	(19,303)
Research and development		(7,572)	(6,262)	(1,513)	(220)
Impairment loss	10,11	(22,402)	-	-	-
Total operating expenses		(217,305)	(185,224)	(177,982)	(25,886)

OPERATING (LOSS) INCOME		(44,031)	2,305	15,383	2,238

OTHER INCOME (EXPENSE)
Interest (expense) income, net	5	5,941	5,191	6,652	967
Foreign exchange (loss) gain, net		84	(522)	372	54
Other income, net		2,570	1,652	1,447	210
Gain from derecognition of liabilities	24	-	-	15,226	2,215
Gain on disposal of subsidiaries	25	-	38,145	-	-
Gain from deregistration of subsidiaries	26	-	-	2,858	416
Gain from fair value change of contingent consideration payable	22	-	-	5,444	792
Gain on sale of investment available for sale	5	4,329	8,768	1,056	154

Total other income		12,924	53,234	33,055	4,808

(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS		(31,107)	55,539	48,438	7,046
Income tax expense	17	(5,911)	(9,614)	(3,498)	(509)

NET (LOSS) INCOME		(37,018)	45,925	44,940	6,537
Less: Net loss attributable to non-controlling interests		(1,318)	(538)	(50)	(7)

NET (LOSS) INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.		(35,700)	46,463	44,990	6,544

NET (LOSS) INCOME		(37,018)	45,925	44,940	6,537

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign translation adjustments		(1,160)	3,876	1,304	190
Unrealized gains on short term investments
Unrealized holding gains arising during period		5,622	2,901	776	113
Less: reclassification adjustment for gains included in net income		3,870	5,606	651	95
Other comprehensive income		592	1,171	1,429	208
TOTAL COMPREHENSIVE (LOSS) INCOME		(36,426)	47,096	46,369	6,745

Net (loss) income per share-basic		(0.93)	1.20	1.09	0.16

Net (loss) income per share-diluted	18	(0.93)	1.18	1.08	0.16

Weighted average shares used in calculating basic net income (loss) per share	18	38,469,234	38,826,800	41,342,597	41,342,597
Weighted average shares used in calculating diluted net income (loss) per share	18	38,469,234	39,303,760	41,671,763	41,671,763
Share-based compensation expense included in:
- Selling and marketing		-	-	-	-
- General and administrative		7,828	4,640	8,121	1,181
- Research and development		-	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary				Retained	Accumulated
		shares		shares		Additional		Earnings	other	Non-
		(Note 15)		(Note 15)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit)	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016		33,556,762	627	4,708,415	90	3,445,408	81,005	(3,388,447)	5,113	(973)	142,823
Share-based compensation	16	-	-	-	-	7,828	-	-	-	-	7,828
Issuance of ordinary shares for restricted stock award	16	433,918	9	-	-	(9)	-	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	(1,160)	-	(1,160)
Appropriation to statutory reserves	21	-	-	-	-	-	2	(2)	-	-	-
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	1,752	-	1,752
Capital injection from minority shareholders	27	-	-	-	-	-	-	-	-	796	796
Net loss		-	-	-	-	-	-	(35,700)	-	(1,318)	(37,018)
Balance as of December 31, 2016		33,990,680	636	4,708,415	90	3,453,227	81,007	(3,424,149)	5,705	(1,495)	115,021

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary				Retained	Accumulated
		shares		shares		Additional		Earnings	other	Non-
		(Note 15)		(Note 15)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit)	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017		33,990,680	636	4,708,415	90	3,453,227	81,007	(3,424,149)	5,705	(1,495)	115,021
Share-based compensation	16	-	-	-	-	4,640	-	-	-	-	4,640
Issuance of ordinary shares for restricted stock award	16	216,259	4	-	-	(4)	-	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	3,876	-	3,876
Appropriation to statutory reserves	21	-	-	-	-	-	202	(202)	-	-	-
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	(2,705)	-	(2,705)
Buy-outs of non-controlling interests	27	-	-	-	-	(1,556)	-	-	-	758	(798)
Disposal of subsidiaries	25	-	-	-	-	-	(61,173)	61,173	-	-	-
Net income (loss)		-	-	-	-	-	-	46,463	-	(538)	45,925
Balance as of December 31, 2017		34,206,939	640	4,708,415	90	3,456,307	20,036	(3,316,715)	6,876	(1,275)	165,959

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary				Retained	Accumulated
		shares		shares		Additional		Earnings	other	Non-
		(Note 15)		(Note 15)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit)	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018		34,206,939	640	4,708,415	90	3,456,307	20,036	(3,316,715)	6,876	(1,275)	165,959
Share-based compensation	16	-	-	-	-	8,121	-	-	-	-	8,121
Issuance of ordinary shares for restricted stock award	16	409,350	8	-	-	(8)	-	-	-	-	-
Issuance of ordinary shares on IPO	15	4,140,000	80			45,322					45,402
Foreign currency translation adjustment		-	-	-	-	-	-	-	1,304	-	1,304
Appropriation to statutory reserves	21	-	-	-	-	-	113	(113)	-	-	-
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	125	-	125
Buy-outs of non-controlling interests	27	-	-	-	-	(2,619)	-	-	-	(1,885)	(4,504)
Deregistration of subsidiaries		-	-	-	-	-	-	-	-	(46)	(46)
Capital injection from minority shareholders	27	-	-	-	-	-	-	-	-	1,470	1,470
Net income (loss)		-	-	-	-	-	-	44,990	-	(50)	44,940
Balance as of December 31, 2018		38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities
Net (loss) income	(37,018)	45,925	44,940	6,537
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	24,997	22,673	26,329	3,829
Share-based compensation expense	7,828	4,640	8,121	1,181
Bad debt provision	1,727	5,090	5,645	821
Foreign exchange (gain) loss, net	(84)	522	(372)	(54)
Impairment loss	22,402	-	-	-
Deferred income tax	1,030	(2,127)	(2,212)	(322)
Disposal gain from subsidiaries	-	(38,145)	-	-
Gain from deregistration of subsidiaries	-	-	(2,858)	(416)
Gain from derecognition of liabilities	-	-	(15,226)	(2,215)
Disposal loss from property and equipment	534	90	105	15
Loss from equity method investment	10	16	908	132
Gain from fair value change of contingent consideration payable	-	-	(5,444)	(792)
Changes in operating assets and liabilities:
Accounts receivable	(2,298)	(10,272)	1,762	256
Prepaid and other current assets	510	20,090	(6,844)	(995)
Amounts due from related parties	24	1,523	(1,105)	(161)
Other non-current assets	(189)	(5,754)	(3,154)	(459)
Accounts payable	(1,653)	4,297	(7,895)	(1,148)
Accrued and other liabilities	2,605	(38,071)	(29,396)	(4,275)
Income tax payable	3,512	10,764	5,153	749
Deferred revenue	(6,402)	3,386	9,681	1,408
Amounts due to related parties	-	(4,232)	(734)	(107)
Other non-current liabilities	-	(205)	(1,959)	(285)
Net cash provided by operating activities	17,535	20,210	25,445	3,699
Cash flows from investing activities
Purchase of available-for-sale investments	(442,790)	(241,200)	(222,000)	(32,289)
Proceeds from available-for-sale investments	373,917	284,363	303,000	44,070
Purchase of held-to-maturity investments	(651,470)	(558,730)	(671,000)	(97,593)
Maturity and proceeds from held-to-maturity investments	738,560	530,430	694,000	100,938
Maturity of term deposits	1,150	-	-	-
Prepayment for acquisition of property	(71,024)	-	-	-
Purchase of property and equipment	(7,442)	(7,745)	(8,755)	(1,273)
Prepayment for leasehold improvement	(3,854)	(13,325)	(9,877)	(1,437)
Purchase of intangible assets	(1,225)	(1,110)	(295)	(43)
Purchase of subsidiaries (including cash payment in relation to prior acquisitions), net of cash acquired	-	(833)	-	-
Prepayment for purchase of minority interest	-	(4,504)	-	-
Purchase of other non-current assets	(1,040)	(640)	(1,590)	(231)
Proceed from disposal of subsidiaries, net of cash balance at disposed entities	-	(4,309)	(3)	-
Payment as result of disposal of subsidiaries	-	-	(112,000)	(16,290)
Purchase of minority interest	-	(798)	-	-
Long-term loan receivables	-	(42,677)	-	-
Net cash used in investing activities	(65,218)	(61,078)	(28,520)	(4,148)

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of expenses	-	-	45,402	6,603
Proceeds from minority shareholder capital injection	796	-	1,470	214
Proceeds from long-term borrowings	-	39,205	-	-
Repayments of short-term borrowings	(2,300)	-	-	-
Net cash (used in) provided by financing activities	(1,504)	39,205	46,872	6,817

Effects of exchange rate changes on cash, cash equivalents and restricted cash	84	66	58	11

Net change in cash, cash equivalents and restricted cash	(49,103)	(1,597)	43,855	6,379
Cash, cash equivalents and restricted cash at beginning of year	248,353	199,250	197,653	28,747

Cash, cash equivalents and restricted cash at end of year	199,250	197,653	241,508	35,126
Supplemental disclosure of cash flow information
Income tax paid	(1,639)	(932)	(597)	(87)
Interest paid	(115)	-	-	-
Supplemental disclosure of non-cash investing and financing activities:
Derecognition of assets other than cash of disposed subsidiaries/deregistered subsidiaries	-	25,152	1,607	234
Derecognition of liabilities of disposed subsidiaries/deregistered subsidiaries, net of recognized amount due to the disposed subsidiaries/deregistered subsidiaries	-	67,606	5,719	832
Contingent consideration of purchase of subsidiary	-	6,766	(5,444)	(792)

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

The Company was incorporated in the Cayman Islands on June 26, 2007. On August 5, 2010, the Company and certain selling shareholders of the Company completed its initial public offering.

From August 5, 2010 until October 6, 2014, the Company’s ADSs had been traded on the NYSE in the U.S. On October 6, 2014, the Company’s ADSs were removed from listing on the NYSE and began quotation in the OTC markets after the Company failed to timely file its Annual Report on Form 20-F for the fiscal years ended December 31, 2012 and 2013, which was during the time the Company was controlled by the Joint Provisional Liquidators during the ongoing Audit Committee Investigation that resulted in its inability to provide audited financial information for inclusion in such filings. On May 7, 2014, the Cayman Court approved the return of management to the Board of Directors of the Company.

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

On August 31, 2017, the Company sold the 100% equity interest in Ambow Online to a third party for nil consideration. After the disposal, Ambow Online and its remaining VIE Suzhou Wenjian Venture Investment Management Consulting Co., Ltd. (“Suzhou Wenjian”) were not consolidated by the Company. On September 30, 2017, the Company sold the 100% equity interest in 21st Century Training Center to a third party, with a consideration of RMB 1 yuan. After the disposal, 21st Century Training Center was not consolidated by the Company. Please refer to Note 25 for details.

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

The Company established Ambow BSC Inc. on February 14, 2017. Ambow BSC Inc. is a 100% subsidiary of the Company. On November 20, 2017, Ambow BSC Inc. acquired 100% of the outstanding shares of common stock of Bay State College Inc. Bay State College Inc. is a Massachusetts corporation that owns and operates Bay State College, a higher education institution offering career-focused post-secondary educational services. Please refer to Note 22 for details.

In March 2018, the Company closed Ambow (Dalian) Education and Technology Co., Ltd. and completed its deregistration procedures of local governmental and corporate service institutions.

In June 2018, the Company completed its public offering of 2,070,000 ADSs at US$4.25 per ADS. Each ADS comprises two Class A ordinary shares of the Company. On June 1, 2018, the Company’s ADSs commenced trading on the NYSE American under the symbol “AMBO”.

b.	Nature of operations

The Group is a leading provider of educational and career enhancement services in the People’s Republic of China (“PRC”) and U.S. The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates. The Group launched intellectualized operational services for schools and corporate clients to optimizing their teaching and operating environment in 2017.

c.	Major subsidiaries and VIEs

As of December 31, 2018, the Company’s major subsidiaries and VIEs include the following entities:

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Subsidiaries

Ambow Education Management (Hong Kong) Ltd.	November 9, 2009	Hong Kong	Investment Holding

Ambow Chuangying	January 18, 2008	PRC	Investment Holding

Ambow Shengying	October 13, 2008	PRC	Investment Holding

Ambow BSC Inc.	February 14, 2017	United States	Investment Holding

Bay State College Inc.	November 20, 2017	United States	Career Enhancement

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Variable interest entities (“VIEs”) and subsidiaries of VIEs

Ambow Shida	July 30, 2004	PRC	Investment Holding

Shanghai Ambow	May 16, 2006	PRC	Investment Holding

Ambow Sihua	April 17, 2007	PRC	Investment Holding

Ambow Rongye Education and Technology Co., Ltd. (“Ambow Rongye”)	September 8, 2015	PRC	Investment Holding

Ambow Zhixin Education and Technology Co., Ltd. (“Ambow Zhixin”)	October 14, 2015	PRC	Investment Holding

IValley	March 13, 2017	Taiwan	Investment Holding

Jinan Wangrong Investment Consulting Co., Ltd.	May 21,2010	PRC	Career Enhancement

Hebei Yuanlong Corporate Management Co., Ltd. (“Hebei YL Career Enhancement”)	January 13, 2011	PRC	Career Enhancement

Beijing Genesis Education Group (“Genesis Career Enhancement”)	May 1, 2011	PRC	Career Enhancement

Kunshan Ambow	August 28, 2008	PRC	Career Enhancement

Beijing Ambow Dacheng Education and Technology Co., Ltd.	December 2, 2013	PRC	Career Enhancement

Shanghai Huanyu Liren Education Training Co., Ltd. (“Huanyu Liren”)	April 27, 2016	PRC	Career Enhancement

IValley Beijing	September 15, 2017	PRC	Others

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Schools of VIEs

Changsha Study School (“Changsha Tutoring”)	June 1, 1984	PRC	Tutoring

Beijing YZ Tutoring	December 30, 1994	PRC	Tutoring

Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”)	June 18, 1999	PRC	K-12 School

Shenyang Universe High School (“Shenyang K-12”)	December 8, 2003	PRC	K-12 School

Shuyang Galaxy School (“Shuyang K-12”)	November 1, 2008	PRC	K-12 School

Beijing Haidian Ambow Xinganxian Training School	March 28, 2005	PRC	Tutoring

Beijing Huairou Xinganxian Training School	March 10, 2011	PRC	Tutoring

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

Risk in relation to the VIE structure

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including those that govern the Group’s VIE contractual arrangements. If the Group’s ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including (i) revoking the business and operating licenses of the Company’s PRC subsidiaries and VIEs; (ii) discontinuing or restricting the operations of any related-party transactions among the Company’s PRC subsidiaries and VIEs; (iii) imposing fines or other requirements with which the Group or the Company’s PRC subsidiaries and VIEs may not be able to comply; (iv) revoking the preferential tax treatment enjoyed by the Company’s PRC subsidiaries and VIEs; (v) requiring the Group or the Company’s PRC subsidiaries and VIEs to restructure the ownership structure or operations. If any of the above penalties is imposed on the Group, the Group’s business operations and expansion, financial condition and results of operations will be materially and adversely affected. The Draft Foreign Investment Law issued at January 19, 2015 required the Group to apply access permit under the new foreign investment access system to ratify whether the Group’s subsidiaries and operations are already out of the fields of prohibited and restricted foreign investments. However, if not, the above draft law did not give any definite solution and the risk in revoking the current business and operating licenses would be low. Furthermore, The Draft Foreign Investment Law” is to set up a new law not to revise any of the other laws, so it would spend more time from its consultation to final, so at least during this period, the Group’s VIE contractual arrangements will be legal.

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

Financial information of the VIEs and their subsidiaries/schools:

The combined financial information of the Group’s VIEs and, as applicable, subsidiaries/schools of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Total assets	706,096	743,097
Total liabilities	553,936	527,339

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenue	409,391	426,118	447,834
Net (loss) income	(12,805)	41,636	66,185

The following table sets forth cash and cash equivalents held by the Group’s VIEs and non-VIE in PRC by RMB currency as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB
VIEs in PRC	169,178	187,815
Non-VIEs in PRC	4,178	2,179
Total RMB	173,356	189,994

2. GOING CONCERN

Liquidity and Capital Resources

As of December 31, 2018, the Group’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB 89,747. The Group’s consolidated net assets were amounting to RMB 262,771 as of December 31, 2018. In addition, the Group has lease commitment of RMB 170,633 as of December 31, 2018, of which RMB 35,325 was within one year. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to maintain a net income position for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash provided by operating activities. As of December 31, 2018, the Group had RMB 211, 436 in unrestricted cash and cash equivalents. The Group’s cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions.  As of December 31, 2018, the Group had RMB 196,339 in unrestricted cash and cash equivalents from VIEs.

Management plan and actions

The Group had approximately RMB 47,208 and RMB 70,000 short term investments, available for sale and short term investments, held to maturity as of December 31, 2018, which was held as short-term investments to be liquid on the expiration date before the end of 2019.

Historically, the Group has addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings and the sale of subsidiaries and other non-performing assets. In 2018 the Group successfully completed its public offering of 2,070,000 ADSs at US$4.25 per ADS, and received net proceeds of RMB 45,402 (US$ 7,113) after deducting underwriting discounts and commissions and offering expenses. From 2018 and onwards, the Group is focusing on the development of core cash-generating business. If a subsidiary requires continuous cash in operations instead of generating cash, the Company would rather close it or sell it. In 2018, the Group’s new business plan has adjusted to focus on enhancing current business, improving operation efficiency and profitability, and enhancing its internal control procedures. Actions include initiating a career-oriented Cross-Border College Program, expanding Financial Share Service Centers across the Group wide and standardizing the Group’s Finance and Operation Policies throughout the Group; implementing enhanced vendor review and selection processes as well as implementing ERP systems to standardize operations, enhance internal controls on payable management, create synergy of the Group’s resources, and put forward efforts to pursue historical receivables.

Conclusion

The Group believes that available cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable the Group to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing the Group’s business development activities, suspending the pursuit of its business plan, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Group will raise additional capital if needed.

3. SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.8755, representing the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Restricted cash relates to special deposit accounts required by the Education Commission for the purpose of preventing abusive use of tuition and fees of educational and training institutions, and cash frozen by a court order during an ongoing legal proceeding. Please refer to Note 19 for detail.

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

Business combinations occurred during the year ended December 31, 2017 are disclosed in Note 22. There was no business combination occurred during the year ended December 31, 2018.

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

The Group evaluates a reporting unit by first identifying its operating segments, and then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meets the definition of a business, the Group evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Group determines if the segments are economically similar and, if so, the operating segments are aggregated. The Group has three reportable segments in 2016, and four reportable segments in 2017 and 2018. For further details, see Note 20.

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

p.	Extinguishments of liabilities

The Group derecognizes a liability only if it has been extinguished. A liability has been extinguished if either the Group pays the creditor and is relieved of its obligation for the liability, or the Group is legally released from the liability judicially or by the creditor. In 2018, the Group derecognized liabilities with long aging over certain years and no claim of debts have been received by the Group, and liability which creditor has ceased to exist legally. Please see Note 24 for detail.

q.	Revenue recognition

The Group has adopted ASC 606 Revenue from Contracts with Customers using the modified retrospective transition method from January 1, 2018. The Group’s revenue is generated from delivering educational programs and services and intellectualized operational services.

The core principle of ASC 606 is that an entity recognizes revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that principal, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Group has four operating segments, including Tutoring, K-12 Schools, Career Enhancement and Others. Tutoring and K-12 schools provide tutoring services and K-12 educational programs to pre-school children, primary and secondary students in China. Bay State College in Career Enhancement offers career-focused post-secondary educational services to undergraduate students in U.S. The rest of Career Enhancement provide vocational education services to partner colleges’ students, or to provide boarding and accommodation services to colleges or corporate customers, or to provide short term outward bound and in-house training services to corporate clients. Segment Others provides intellectualized operational services to corporate clients, colleges and universities.

For customers including pre-school children, primary and secondary students and undergraduate students, usually there are no written formal contracts between the Group and the students according to business practice. Records with students’ name, grade, tuition and fee collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities. For customers including colleges and corporate clients, there are written formal contracts with these customers which include charge rate, contract amounts, each party’s rights and obligations and payment terms.

For customers including pre-school children, primary and secondary students and undergraduate students, the Group’s performance obligations are to provide acknowledged academic education from kindergarten till grade twelve to school-aged students within academic years, post-secondary education with Associates and Bachelor’s programs and extracurricular tutoring services within agreed-upon periods. For customers including colleges and corporate clients, the Group’s performance obligations are to provide customized vocational educational services to college students within academic years; or to provide boarding and accommodation services to customers for agreed-upon periods; or to provide short term outward bound and in-house training services to corporate clients within agreed-upon periods; or to provide intellectualized operational services and warranty of agreed period of time.

For customers including pre-school children, primary and secondary students and undergraduate students, transaction price of each customer is tuition and fee received normally up front. For customers including colleges and corporate clients, transaction price of each customer is service fee in the contract, net of value added tax, and would be received either up front or within payment terms depending on customers’ situation. Circumstances like other variable consideration, significant financing component, noncash consideration, consideration payable to a customer did not exist.

For customers including pre-school children, primary and secondary students, undergraduate students, colleges and corporate clients, the Group identified one performance obligation. The transaction prices are allocated to the one performance obligation. For operating segment Others with corporate or college customers, the Group identified two distinct performance obligations, which is to provide intellectualized operational services and warranty, since customers obtain different benefits from the two services separately and these two services are usually quoted to customers with stand-alone prices, which are determined by cost of services plus certain amount of profit. The transaction price from the contract is allocated according to stand-alone selling prices of each obligation.

For customers including pre-school children, primary and secondary students and undergraduate students, the Group satisfy performance obligations to students over time, and recognize revenue according to tutoring hours or school days consumed in each month of a semester. For operating segment Career Enhancement with college and corporate clients, the Group satisfy performance obligations to customers over time, and recognize revenue according to the number of months within the academic year, or training days consumed in each month, or boarding service days within each month. For segment Others with college and corporate client, the Group satisfy intellectualized operational service performance obligations to customers over time, use the cost-based input method to depict its performance in transferring control of services promised to the clients. Such input measure is determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion. For performance obligation of warranty, the change of control would be transferred to the customer over time. The Group recognize revenue using a straight line method within the whole warranty period.

Disaggregation of revenues

The following table illustrates the disaggregation of revenue by operating segments for the year of 2016, 2017 and 2018:

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Others	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues in 2016	47,985	222,592	270,577	141,439	-	412,016
Net Revenues in 2017	55,371	232,433	287,804	144,950	11,170	443,924
Net Revenues in 2018	46,820	277,790	324,610	200,524	6,374	531,508

Contract Balances

The transferred control of promised services to customers result in the Group’s unconditional rights and conditional consideration receivable on passage of time. Accordingly as of December 31, 2017 and 2018, the Group has no other contract assets except for Accounts Receivable, in RMB 24,511 and RMB 18,132, respectively. Please refer to Note 6 for detail.

As of December 31, 2018, the Group’s Deferred Revenue represented its contract liabilities, which represent the Group has received consideration but has not transferred the related services to customers. RMB 109,484 and RMB 114,396 have been recognized as revenue from Deferred Revenue at the beginning of the years ended December 31, 2017 and 2018, respectively. The remaining unsatisfied performance obligations as of December 31, 2017 and 2018 were RMB 119,581 and RMB 125,414, respectively.

Following are the deferred revenue balances by segments as of December 31, 2017 and 2018.

	As of December 31,
	2017	2018
	RMB	RMB

Career Enhancement	21,496	24,333
K-12	77,394	87,027
Tutoring	15,506	12,890
Total	114,396	124,250

r.	Cost of revenues

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

The Group expenses advertising costs as incurred. Total advertising expenses were RMB 1,857, RMB 2,701 and RMB 8,450 for the years ended December 31, 2016, 2017 and 2018, respectively, and have been included as part of selling and marketing expenses.

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

Financial instruments include cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, accounts receivable, accounts payable, borrowings, amounts due from and due to related parties, and loan receivable, current. The carrying values of the financial instruments approximate their fair values due to their short-term maturities.

y.	Net income (loss) per share

Basic earnings per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method) and the ordinary shares issuable upon the vest of restricted shares. Ordinary equivalent shares are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive. Ordinary equivalent shares are also excluded from the calculation in loss periods, as their effects would be anti-dilutive.

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

Deferred tax liabilities and assets are classified as noncurrent and presented with a netted off amount in the consolidated balance sheets as of December 31, 2017 and 2018, respectively.

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

cc.	Share-based compensation

The Group grants share options/restricted stock to its employees and directors. The Group measures the cost of employee services received at the grant-date using the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. The Group records stock-based compensation expense on a straight-line basis over the requisite service period, generally ranging from one year to four years.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard creates Topic 842, Leases, in the FASB Accounting Standards Codification (FASB ASC) and supersedes FASB ASC 840, Leases. ASU 2016-02 requires a lessee to recognize the assets and liabilities that arise from leases (operating and finance). However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases. The amendments in this update affect narrow aspects of ASU No. 2016-02. In July 2018, the FASB issued 2018-11, Leases (Topic 842): Targeted Improvements. This update introduces a new and optional transition method to adopt the new lease standard. The Company has completed its assessment of the impact that adopting this new accounting guidance will have on its consolidated financial statements and disclosures. Based on its evaluation of ASU No. 2016-02, the Company expects the recognition of lease assets and lease liabilities for operating leases on its statements of financial position as of January 1 and December 31, 2019 after adoption using the modified retrospective method. The Company expects no material impact on its results of operations or cash flows in the periods after adoption and comparative periods presented in the financial statements.

In February 2018, the FASB issued guidance to address the income tax accounting treatment of the tax effects within other comprehensive income due to the enactment of the Tax Cuts and Jobs Act (the “Tax Act”). This guidance allows entities to elect to reclassify the tax effects of the change in the income tax rates from other comprehensive income to retained earnings. The guidance is effective for periods beginning after December 15, 2018 although early adoption is permitted. In March 2018, the FASB issued ASU No. 2018-05, Income Tax (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 - the date on which the Tax Act was signed into law. The Company has completed the assessment of the adoption of this guidance on its consolidated financial statements, and monitored future guidance with respect to the Transition Tax Provisions under the Tax Act, and true up the estimate as appropriate within one year measurement period. No later adjustment was noticed.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820)-Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation processes for Level 3 fair value measurements; modifies certain disclosure requirements in Topic 820; and require additional disclosures such as the range and weighted average of significant unobservable inputs used to develop Level 3 measurements etc. ASU No. 2018-13 is effective for the Company beginning in the first quarter of fiscal year 2020. The Company does not expect the adoption of ASU No. 2018-13 will have a significant effect on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s consolidated results of operations or financial position.

4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Cash and cash equivalents	196,900	195,303	211,436
Restricted cash	2,350	2,350	30,072
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	199,250	197,653	241,508

5. SHORT TERM INVESTMENTS

Short term investments consist of held-to-maturity investments and available-for-sale investments.

Held to maturity investments

Held-to-maturity investments consist of various fixed-income financial products purchased from Chinese commercial banks, which are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from thirty to ninety-eight days, with annual interest rates ranging from 3.90% to 4.48% and matured and fully collected with principal and interest as of the date of this report. They are classified as short term investments on the consolidated balance sheets as its contractual maturity dates are less than one year. The repayments of principal of the financial products are not guaranteed by the Chinese commercial banks from which the fixed income financial products were purchased. Historically, the Company has received the principal and the interest in full upon maturity of these investments.

While these fixed-income financial products are not publicly traded, the Company estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. No OTTI loss was recognized for the year ended December 31, 2018.

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

Available-for-sale securities are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The aging of all the available-for-sale investments were less than 12 months as of December 31, 2018. No OTTI loss was recognized for the year ended December 31, 2018.

The amortized cost, gross unrealized gain in accumulated other comprehensive income, and estimated fair value of investments as of December 31, 2017 and 2018, are reflected in the tables below:

	As of December 31, 2017
	Amortized Cost	Gross unrealized gain in accumulated other comprehensive income	Estimated Fair value
	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	93,000	-	93,000

Available-for-sale investments
Adjustable-rate financial products	128,000	42	128,042

	As of December 31, 2018
	Amortized Cost	Gross unrealized gain in accumulated other comprehensive income	Estimated Fair value
	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	70,000	-	70,000

Available-for-sale investments
Adjustable-rate financial products	47,000	208	47,208

Interest income recognized on held-to-maturity investments for years ended December 31, 2016, 2017 and 2018 were as follows:

	Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD

Interest income recognized on held-to-maturity investments	4,078	3,799	5,836	849

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB

Accounts receivable	25,257	21,667
Less: Allowance for doubtful accounts	(746)	(3,535)
Accounts receivable, net	24,511	18,132

Allowance for doubtful accounts:

	As of December 31,
	2017	2018
	RMB	RMB

Balance at beginning of year	-	(746)
Addition (Note i)	(746)	(4,616)
Written off (Note i)	-	1,827
Balance at end of year	(746)	(3,535)

(Note i) Full provision was provided to receivables due from different customers due to the remote collectability, and certain provision was written off after all collection efforts have been exhausted and the potential for recovery was remote.

7. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid and other current assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB

Amount due from Xihua Group (Note i)	49,800	49,800
Value added tax refundable	5,165	5,165
Due from former owners	5,743	5,743
Staff advances	5,857	7,885
Rental deposits	3,804	3,522
Prepaid professional services fees	6,513	5,053
Prepaid rental fees	5,520	7,794
Receivable from Zhenjiang operating rights (Note ii)	35,000	35,000
Others (Note iii)	23,327	24,462
Total before allowance for doubtful accounts	140,729	144,424
Less: allowance for doubtful accounts	(11,212)	(9,654)
Total	129,517	134,770

Allowance for doubtful accounts:

	As of December 31,
	2017	2018
	RMB	RMB

Balance at beginning of year	(179,055)	(11,212)
Addition (Note iv)	(2,690)	(1,029)
Written off	150,886	2,587
Decrease due to disposal of subsidiaries (Note v)	19,647	-
Balance at end of year	(11,212)	(9,654)

(Note i) A payable balance amounted to RMB 49,800 was recorded by a subsidiary prior to its acquisition by the Group, and such payable was indemnified by Xihua Investment Group (“Xihua Group). No provision was made for the indemnity. The indemnity balance was still outstanding as of the date of issuance of the financial statements.

 (Note ii) The balance represented the prepaid operating rights to the Zhenjiang Foreign Language School and Zhenjiang International School. The Group started a negotiation of returning the operating right back to the original owner Zhenjiang Education Investment Center in the third quarter of 2011. As a result, the prepaid operating rights have been reclassified as receivable since then. As of December 31, 2017 and 2018, the payable balance to Zhenjiang Foreign Language School amounted to RMB 36,770 and RMB 36,770, respectively (see Note 13); therefore, no provision was made. As of the date of issuance of the financial statements, the negotiation was still in progress.

(Note iii) Others mainly included inventory, prepaid education supplies, prepaid outsourcing service fee, and other miscellaneous items with trivial amounts.

(Note iv) Other addition of allowance during the years of 2017 and 2018 was mainly provided against third parties and former employees due to the remote recoverability.

(Note v) In the year ended December 31, 2018, the Group negotiated and recovered receivables due from Xihua Group in RMB 20,000. It was part of receivables from Xihua Group which had been provided with allowance and written off in the year of 2012 in RMB 46,829, because our management had to focus on JPL process in 2012 and following years till 2014, and did not have enough resources to put towards collection of such receivables back then. In 2018, Xihua Group was searching for a business cooperation agreement with the Group, which led to the collection of the receivable in RMB 20,000 as a final settlement of historical receivables as aforementioned. As of December 31, 2018, RMB 20,000 has been fully collected by the Group.

8. LOAN RECEIVABLE, CURRENT

The following table sets forth the loan agreement in loan receivable, current balance:

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

As of December 31, 2017 and 2018, the Company has RMB 42,677 and RMB 42,677 of long-term loan receivable and loan receivable, current from Suzhou Zhixinliren, respectively.

In order to meet the Company’s acquisition fund and working capital needs in US Dollars, on April 5, 2017, the Company entered into an agreement to receive an interest-free loan from Sino Accord Investments Limited (“Sino Accord”) in the amount of US$ 6,000 (equivalent to RMB 41,179). The due date of the loan was April 4, 2018. On March 7, 2018, the Company entered into a supplementary agreement with Sino Accord to extend the term of loan for additional one year. The extended maturity date of the loan is April 4, 2019. Sino Accord is a non-affiliated party to the Company. Through an understanding among the Company, Ambow Shengying, Suzhou Zhixinliren and Sino Accord, the borrowing due to Sino Accord, current at amount of US$ 6,000 is correlated to the loan receivable, current at amount of RMB 42,677. It is the understanding among the parties that when the borrowing from third party, current is repaid, the loan receivable, current will similarly be collected.

9. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB

Buildings	127,914	128,050
Capital lease of property	12,000	12,000
Motor vehicles	4,054	4,783
Office and computer equipment	69,804	67,555
Leasehold improvements	72,542	80,339
Sub-total	286,314	292,727
Less: accumulated depreciation	(117,891)	(126,794)
Total	168,423	165,933

For the years ended December 31, 2016, 2017 and 2018, depreciation expenses were RMB 17,620, RMB 17,103 and RMB 19,973, respectively, which were recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses.

The capital leases of properties of Shenyang K-12 School was RMB 12,000, which commenced from December 30, 2010. As at December 31, 2017 and 2018, the accumulated depreciation of Shenyang K-12 School’s capital lease of properties were RMB 4,350 and RMB 4,950 respectively. For the years ended December 31, 2016, 2017 and 2018, depreciation expenses were RMB 600, RMB 600 and RMB 600 respectively and recorded in cost of revenues.

As of December 31, 2018, the Group is in the process of applying for the building ownership certificates for certain buildings with a total net carrying value of approximately RMB 32,838.

10. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Gross carrying amount
Trade names	48,908	48,908
Brand	5,920	5,920
Student populations	39,818	39,818
Software	33,770	35,421
Customer relationships	5,270	5,270
Cooperative agreements	5,230	5,230
Favorable leases	63,237	63,237
Non-compete agreements	833	833
	202,986	204,637
Less: Accumulated amortization
Trade names	-	-
Brand	-	-
Student populations	(37,580)	(38,476)
Software	(32,712)	(34,200)
Customer relationships	(5,270)	(5,270)
Cooperative agreements	(3,554)	(4,062)
Favorable leases	(26,268)	(29,384)
Non-compete agreements	(833)	(833)
	(106,217)	(112,225)
Intangible assets, net
Trade names	48,908	48,908
Brand	5,920	5,920
Student populations	2,238	1,342
Software	1,058	1,221
Customer relationships	-	-
Cooperative agreements	1,676	1,168
Favorable leases	36,969	33,853
Non-compete agreements	-	-
	96,769	92,412

The Group recorded impairment loss of trade names in RMB 2,655 and RMB nil in the year of 2016 and 2017 respectively. For the year ended December 31, 2018, the Group performed impairment test on the Trade name, Brand and other finite lived intangible assets. No impairment loss incurred thereof.

Amortization expenses for intangible assets amounted to RMB 6,786, RMB 4,782 and RMB 4,651 for the years ended December 31, 2016, 2017 and 2018, respectively, of which RMB 2,466, RMB 1,393 and RMB 1,393 are included in cost of sales and the remaining is included in general and administrative expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the future annual periods is as follows:

Amount
RMB

2019	4,598
2020	4,514
2021	3,569
2022	3,370
2023	3,316
Thereafter	18,217
Total	37,584

11. GOODWILL

The changes in the carrying amount of goodwill by reporting unit for the years ended December 31, 2017 and 2018 were as follows:

	Better Schools			Better Jobs
		K-12		Career
	Tutoring	Schools	Subtotal	Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	7,772	25,710	33,482	39,684	73,166

Balance as of December 31, 2018	7,772	25,710	33,482	39,684	73,166

In 2018, the Group elected to start with the quantitative impairment test for goodwill. The management determined that the Income Approach, specifically the Discounted Cash Flow (“DCF”) method, is appropriate. For Tutoring segment, the management has suspended some non-performing business units in the past few years, in order to solidify the operational base and enhance future growth prospects. The rest of the Tutoring segment kept a steady growing trend. For Career Enhancement segment, with the acquisition of Bay State College in November 2017, the revenues of Career Enhancement have increase significantly in the year of 2018. The management would continue to maintain and develop its business in following years. For K-12 segment, the management decided to use a flat and conservative growth rate. Other key assumptions besides cash flow projections included discount rates in the range from 14.8% to 17% and terminal growth rate of 3%. As a result of the above factors, fair value of each reporting unit was greater than its carrying amount, therefore no impairment loss was recognized for the year ended December 31, 2018.

12. OTHER NON-CURRENT ASSETS, NET

Other non-current assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB

Prepayment for purchase of minority interest (Note i)	4,504	-
Equity method investments	1,764	2,446
Prepayment for development of internal use software	1,211	1,211
Long-term prepaid rental fees	2,161	4,312
Others	3,952	3,295
Total	13,592	11,264

(Note i) In 2017, the Group prepaid RMB 4,504 to purchase 10% economic interest of Shenyang K-12. The transfer of ownership of such economic interest has been completed in June 2018.

13. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB

Payable to Ambow Online (Note 25)	137,532	25,532
Business tax, VAT and others	41,437	41,147
Payable balance with indemnity by Xihua Group (Note 7(i)	49,800	49,800
Accrual for rental	42,612	43,147
Payable to Zhenjiang Foreign Language School (Note 7(ii))	36,770	36,770
Accrued payroll and welfare	27,383	28,767
Professional service fees payable	20,850	2,801
Receipt in advance	18,578	9,431
Amounts due to students	11,423	5,995
Lawsuit penalty payable	2,315	2,453
Others	30,298	10,482
Total	418,998	256,325

14. BORROWING FROM THIRD PARTY, CURRENT

The following table sets forth the loan agreement of borrowing from third party, current balance:

Date	Borrower	Lender	Amount (RMB)	Original Amount (US$)	Annual Interest Rate	Repayment Due Date
4/5/2017	Ambow Education Holding Ltd.	Sino Accord	41,179	6,000	0%	4/4/2019

On April 5, 2017, the Company entered into an agreement to receive an interest-free loan from Sino Accord in the amount of US$ 6,000 (equivalent to RMB 41,179 as of December 31, 2018). The due date of the loan was April 4, 2018. Sino Accord is a non-affiliated party to the Company. The loan is to provide the Company with sufficient US dollar-denominated currency to meet its acquisition fund and working capital requirements. On March 7, 2018, the Company entered into a supplementary agreement with Sino Accord to extend the term of loan for additional one year. The extended maturity date of the loan was April 4, 2019.

As of December 31, 2017 and 2018, the Company has RMB 39,205 and RMB 41,179 of long-term borrowings from Sino Accord and borrowing from Sino Accord, current, respectively.

Through an understanding among the Company, Ambow Shengying, Suzhou Zhixinliren and Sino Accord, the borrowing due to Sino Accord, current at amount of US$ 6,000 is correlated to the loan receivable, current at amount of RMB 42,677, please refer to Note 8. It is the understanding among the parties that when the borrowing from third party, current is repaid, the loan receivable, current will similarly be collected.

15. ORDINARY SHARES

As of January 1, 2017, there were 33,990,680 and 4,708,415 Class A and Class C Ordinary Shares issued and outstanding, respectively.

On November 22, 2018, the Board of Directors approved to convert 293,059 outstanding and expired options with an exercise price of US$0.4749 into 293,059 shares of restricted stock. All restricted stock subject to this award shall fully vest as of November 22, 2018.

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Company. Twenty-five percent of the awards shall vest on the one year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service of the Company through each vesting date. During 2018, nil shares of restricted stock were vested.

As of December 31, 2017, there were 34,206,939 and 4,708,415 Class A and Class C Ordinary Shares issued and outstanding, respectively.

As of December 31, 2018, there were 38,756,289 and 4,708,415 Class A and Class C Ordinary Shares issued and outstanding, respectively.

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

The 2005 Plan was approved and will terminate automatically 10 years after its adoption, unless terminated earlier at the Board of Directors’ discretion. Option awards are granted with an exercise price determined by the Board of Directors; those option awards generally vest based on 4 years of continuous service and expire in 10 years. By December 31, 2015, all option awards of the 2005 Plan were expired.

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

Amended and Restated 2010 Equity Incentive Plan

On December 21, 2018, the Group amended and restated the 2010 Plan, or the “Amended and Restated 2010 Plan”, which became effective upon the approval from the Board of Directors and shareholders. Under the Amended and Restated 2010 Plan, the maximum aggregate number of shares that may be issued under the Plan is such number of Shares as shall be equal to 6,500,000 shares, plus any shares subject to stock options or similar awards granted under the 2005 Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2005 Plan that are forfeited to or converted by the Company, with the maximum number of Shares to be added to the Plan equal to 293,059 Shares. The number of shares available for issuance under the Amended and Restated 2010 Plan will be increased on the closing day of each future registration (including closing of over-allotment options) during the next two fiscal years ending December 31, 2020, in an amount equal to fifteen percent (15%) of the shares offered in each registration.

Share options

On November 22, 2018, the Board of Directors approved to convert 293,059 outstanding and expired options with an exercise price of US$0.4749 into 293,059 shares of restricted stock. The fair value of the restricted shares was US$2.70 per share, which was based on the quoted price of the Company’s ADS on November 21, 2018. All restricted stock subject to this award shall fully vest as of November 22, 2018. As of December 31, 2017 and 2018, options granted to employees to purchase 223,895 and nil ordinary shares and to non-employees to purchase 29,921 and nil ordinary shares were outstanding, and options to purchase 941,978 and nil ordinary shares were still available for future grants. It is the Company’s policy to issue new shares upon share option exercise.

A summary of the share option activity as of December 31, 2016, 2017 and 2018 is as follows:

	Year ended December 31, 2016				Year ended December 31, 2017				Year ended December 31, 2018
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		RMB		RMB		RMB		RMB		RMB		RMB

Outstanding at beginning of year	387,350	3.08	2.59	3,836	256,617	3.30	2.84	4,499	253,816	3.09	1.86	1,186
Granted	-	-	-	-	-	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-	-	-	-	-	-
Forfeited or expired	(130,733)	3.30	-	-	(2,801)	3.09	-	-	-	-	-	-
Converted	-	-	-	-	-	-	-	-	(253,816)	3.09	-	-
Outstanding at end of year	256,617	3.30	2.84	4,499	253,816	3.09	1.86	1,186	-	-	-	-
Exercisable at end of year	256,617	3.30	2.84	4,499	253,816	3.09	1.86	1,186	-	-	-	-
Expected to be vested	-	-	-	-	-	-	-	-	-	-	-	-

Management of the Group is responsible for determining the fair value of options granted and have considered a number of factors when making this determination, including valuations. The Group has not granted options during the year of 2016, 2017 and 2018.

There were no share-based compensation expenses for the share options during the years from 2016 to 2018. As of December 31, 2017 and 2018, all share options were vested.

Restricted stock awards

On October 14, 2014, the Board of Directors granted restricted stock to each non-executive member of the Board. The number of shares of restricted stock subject to each award was 135,227, which was determined by dividing US$ 200 by the Cayman Court approved price US$ 1.480 per share of the Group’s ordinary shares on May 14, 2014. Total numbers of shares of restricted stock were 811,359. The awards vested at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. As of December 31, 2017, these awards of restricted stock were fully vested, with 15,027 shares of restricted stock vested but not issued.

On May 18, 2015, the Board of Directors granted 86,473 shares of the restricted stock to existing employees whose old options have expired by their terms. All restricted stock subject to this award fully vested as of May 18, 2015. As of December 31, 2016, these awards of restricted stock were fully vested, with 19,935 shares of restricted stock vested but not issued.

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the grant date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. In 2017 and 2018, 127,500 and 116,291 shares of restricted stock were vested respectively, with 122,353 and 116,291 of the vested shares separately issued to the board members.

On November 22, 2018, the Board of Directors approved to convert 293,059 outstanding and expired options with an exercise price of US$0.4749 into 293,059 shares of restricted stock. All restricted stock subject to this award shall fully vest as of November 22, 2018.

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Company. Twenty-five percent of the awards shall vest on the one year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service of the Company through each vesting date. During 2018, nil shares of restricted stock were vested.

A summary of the restricted stock awards as of December 31, 2017 and 2018 is as follows:

	Year ended December 31, 2017
	Shares	Grant-date fair value	Weighted Average Remaining Contractual Term
		RMB
Outstanding at beginning of year	415,521	22.28	1.89
Granted	-	-	-
Issued	(216,259)	21.25	-
Forfeited or expired	(2,625)	20.36	1.47
Outstanding at end of year	196,637	20.50	1.29
Shares vested but not issued at end of year	49,500	21.44	-

	Year ended December 31, 2018
	Shares	Grant-date fair value	Weighted Average Remaining Contractual Term
		RMB
Outstanding at beginning of year	196,637	20.50	1.29
Granted	493,059	18.56	3.90
Issued	(409,350)	19.40	-
Forfeited or expired	(7,027)	21.51	2.11
Outstanding at end of year	273,319	19.31	3.01
Shares vested but not issued at end of year	34,962	22.51	-

The Company recorded share-based compensation expenses of RMB 7,828, RMB 4,640 and RMB 8,121 in general and administrative expense for the restricted stock awards for the years ended December 31, 2016, 2017 and 2018, respectively, and the unrecognized share-based compensation expenses were amounting to RMB 3,575 and RMB 4,650 as of December 31, 2017 and 2018, respectively.

17. TAXATION

a.	Value added tax (“VAT”)

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with VAT. Since May 2016, the change from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The VAT rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 3%~5% business tax rate which was applicable prior to the reform.

As of December 31, 2017 and 2018, the payable balances for VAT were RMB 8,965 and RMB 8,973 respectively.

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

As of December 31, 2017 and 2018, the payable balances for business tax were RMB 18,423 and RMB 18,430, respectively.

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

PRC and US

Significant components of the provision for income taxes on earnings for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current:
PRC	4,881	11,648	5,709
U.S.	-	93	-
Deferred:
PRC	1,030	(2,161)	(2,594)
U.S.	-	34	383
Provision for income tax expenses (benefits)	5,911	9,614	3,498

Corporate entities

The PRC Enterprise Income Tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. EIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises.

EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of PRC. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company satisfies the criteria of beneficial owner as set out in Circular Guoshuihan [2009] No. 601. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a circular which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the EIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to EIT Law and EIT Implementing Regulations, a tax resident enterprise is an entity incorporated in the PRC, or incorporated outside the PRC but its “place of effective management” is in the PRC. The Company assessed and concluded that it does not satisfy the definition of a tax resident enterprise. The Company has further determined that its FIEs in PRC will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIEs in PRC for the years ended December 31, 2016, 2017 and 2018.

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

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. The Company has completed the assessment of the income tax effect of the Tax Act and there were no adjustments recorded to the provisional amounts.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31
	2017	2018
	RMB	RMB
Deferred tax asset:
Accrued expense	7,028	5,942
Allowance for doubtful accounts	47,593	45,032
Tax loss carried forward	359,908	259,740
Deferred advertising expense	670	472
Impairment of long-lived tangible assets	19,691	424
Total deferred tax assets	434,890	311,610
Valuation allowance	(403,485)	(278,437)
Deferred tax assets, net of valuation allowance	31,405	33,173

Deferred tax liabilities:
- Unrecognized valuation surplus and deficit - acquisition	79,834	79,834
- Unrecognized valuation surplus and deficit - decrease due to amortization and impairment	(56,677)	(58,272)
- Unrealized profit of short-term investments	26	142
- Accelerated fixed assets depreciation	-	1,229
Total deferred tax liabilities	23,183	22,933
Deferred tax assets, net of valuation allowance and deferred tax liabilities	8,222	10,240

For entities incorporated in Hong Kong, net loss can be carried forward indefinitely; for entity incorporated in Taiwan, net loss can be carried forward for ten years; for entity incorporated in U.S., net loss generated before 2018 can be carried forward for twenty years , net loss generated in 2018 and onward can be carried forward indefinitely; for entity incorporated in P.R.C. mainland, net loss can be carried forward for five years.

The following represents the amounts and expiration dates of operating loss carried forwards for tax purpose:

Amount
RMB
2019	151,768
2020	83,692
2021	59,575
2022	31,845
2023 and thereafter	689,323
Total	1,016,203

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of the year	530,358	536,838	403,485
Allowance made during the year	6,480	10,764	7,315
Decrease due to disposal/deregistration of subsidiaries	-	(120,069)	(23,595)
Reversals	-	(24,048)	(108,768)
Balance at end of the year	536,838	403,485	278,437

Reconciliation between total income tax expense and the amount computed by applying the PRC statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2016	2017	2018
	%	%	%
PRC statutory income tax rate	25%	25%	25%
Impact of different tax rates in other jurisdictions	-	(6)%	(2)%
Tax effect of non-deductible expenses	(1)%	15%	9%
Tax effect of non-taxable income	1%	(13)%	(9)%
Tax effect of tax-exempt entities	(10)%	7%	0%
Tax effect of deemed profit	(1)%	0%	(2)%
Tax effect of short term investment	0%	0%	3%
Tax penalty	(4)%	2%	0%
Changes in valuation allowance	(29)%	(12)%	(16)%
Effective tax rate	(19)%	18%	8%

d.	Uncertain tax positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	23,648	25,323	24,619
Increases related to current tax positions	1,675	5,941	2,042
Decrease due to disposal of subsidiaries (Note 25)	-	(6,645)	-
Decrease due to deregistration of subsidiary	-	-	(415)
Unrecognized tax benefits, end of year	25,323	24,619	26,246

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC Topic 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. For the years ended December 31, 2016, 2017 and 2018, there are RMB 1,675, RMB 5,941 and RMB 2,042 unrecognized tax benefits that if recognized would affect the annual effective tax rate. The Group does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2018.

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

18. NET INCOME/LOSS PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Numerator:
Numerator for basic and diluted (loss) income per share	(35,700)	46,463	44,990
Denominator:
Denominator for basic (loss) income per share weighted average ordinary shares outstanding	38,469,234	38,826,800	41,342,597
Denominator for diluted (loss) income per share weighted average ordinary shares outstanding	38,469,234	39,303,760	41,671,763

Basic (loss) income per share	(0.93)	1.20	1.09
Diluted (loss) income per share	(0.93)	1.18	1.08

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the period. Due to the loss for the year ended December 31, 2016, approximately 672,138 share options and restricted shares were excluded from the calculation of diluted net income (loss) per share, because the effect would be anti-dilutive. 476,960 and 329,166 share options and restricted shares were included in the calculation of diluted income per share for year of 2017 and 2018.

19. COMMITMENTS AND CONTINGENCIES

Operating leases

The Group leases offices and classrooms under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases as of December 31, 2018 were as follows:

Amount
RMB

2019	35,325
2020	27,920
2021	18,760
2022	15,475
2023	12,288
Thereafter	60,865
Total	170,633

Rent expense for all cancelable and non-cancelable leases were approximately RMB 26,184, RMB 22,617 and RMB 37,897 for years ended December 31, 2016, 2017 and 2018, respectively.

Contingencies

On May 24, 2018, Changsha Yaxing Real Estate Development Co., Ltd. (“Changsha Yaxing”) filed a claim to Hunan Provincial High Court, against Shida Ambow, Ambow Chuangying and Changsha K-12 to seek indemnification for Changsha K-12 equity transfer consideration. In July 2018 Hunan Provincial Court ruled to freeze the bank account of Shida Ambow. As of December 31, 2018, Shida Ambow’s cash in bank amounting to RMB 27.7 million was frozen. Shida Ambow filed an objection of jurisdiction to Hunan Provincial High Court in July 2018. In September 2018 Hunan Provincial High Court overruled the objection of jurisdiction. The Group has appealed to the Supreme Court of PRC. The Supreme Court of PRC accepted the appeal in February 2019 and assigned the case to the First Circuit Court of the Supreme Court. The Company believes that it was too early to make an estimate of result.

As of December 31, 2018, the Company did not have any other significant indemnification claims that were probable or reasonably possible.

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

For the year ended December 31, 2016

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	47,985	222,592	270,577	141,439	412,016
Cost of revenues	(33,465)	(137,833)	(171,298)	(67,444)	(238,742)
GROSS PROFIT	14,520	84,759	99,279	73,995	173,274

OPERATING EXPENSES
Selling and marketing	(5,516)	(1,065)	(6,581)	(30,810)	(37,391)
General and administrative	(21,929)	(42,205)	(64,134)	(34,023)	(98,157)
Research and development	(1,445)	-	(1,445)	(924)	(2,369)
Impairment loss	(21,779)	-	(21,779)	(623)	(22,402)
Unallocated corporate expenses	-	-	-	-	(56,986)
Total operating expenses	(50,669)	(43,270)	(93,939)	(66,380)	(217,305)

OPERATING (LOSS) INCOME	(36,149)	41,489	5,340	7,615	(44,031)

OTHER INCOME (EXPENSE)
Interest income	106	106	212	186	398
Foreign exchange gain, net	-	-	-	12	12
Other (loss) income, net	(2,514)	195	(2,319)	(1,714)	(4,033)
Gain on sale of investment available for sale	-	2,464	2,464	138	2,602
Unallocated corporate other income	-	-	-	-	13,945
Total other (expenses) income	(2,408)	2,765	357	(1,378)	12,924

(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	(38,557)	44,254	5,697	6,237	(31,107)

Segment assets	118,083	363,317	481,400	187,362	668,762
Unallocated corporate assets	-	-	-	-	284,261
TOTAL ASSETS	118,083	363,317	481,400	187,362	953,023

For the year ended December 31, 2017

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Others	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	55,371	232,433	287,804	144,950	11,170	443,924
Cost of revenues	(26,426)	(152,509)	(178,935)	(70,465)	(6,995)	(256,395)
GROSS PROFIT	28,945	79,924	108,869	74,485	4,175	187,529

OPERATING EXPENSES
Selling and marketing	(4,220)	(1,356)	(5,576)	(26,656)	-	(32,232)
General and administrative	(16,411)	(40,681)	(57,092)	(34,466)	(12)	(91,570)
Research and development	(241)	-	(241)	(407)	-	(648)
Unallocated corporate expenses	-	-	-	-	-	(60,774)
Total operating expenses	(20,872)	(42,037)	(62,909)	(61,529)	(12)	(185,224)

OPERATING INCOME	8,073	37,887	45,960	12,956	4,163	2,305

OTHER INCOME (EXPENSE)
Interest income	252	804	1,056	171	-	1,227
Foreign exchange gain, net	-	-	-	47	-	47
Gain on disposal of subsidiaries	4,540	-	4,540	-	-	4,540
Other income (loss), net	10,402	1,025	11,427	(4,348)	-	7,079
Gain on sale of investment available for sale	-	5,594	5,594	1,958	-	7,552
Unallocated corporate other income	-	-	-	-	-	32,789
Total other income (loss)	15,194	7,423	22,617	(2,172)	-	53,234

INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	23,267	45,310	68,577	10,784	4,163	55,539

Segment assets	118,403	370,251	488,654	172,690	8,085	669,429
Unallocated corporate assets	-	-	-	-	-	307,991
TOTAL ASSETS	118,403	370,251	488,654	172,690	8,085	977,420

For the year ended December 31, 2018

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Others	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	46,820	277,790	324,610	200,524	6,374	531,508
Cost of revenues	(27,770)	(178,645)	(206,415)	(125,524)	(6,204)	(338,143)
GROSS PROFIT	19,050	99,145	118,195	75,000	170	193,365

OPERATING EXPENSES
Selling and marketing	(332)	(1,286)	(1,618)	(36,619)	-	(38,237)
General and administrative	9,482	(46,041)	(36,559)	(57,288)	(638)	(94,485)
Research and development	-	-	-	(4)	(483)	(487)
Unallocated corporate expenses	-	-	-	-	-	(44,773)
Total operating expenses	9,150	(47,327)	(38,177)	(93,911)	(1,121)	(177,982)

OPERATING INCOME (LOSS)	28,200	51,818	80,018	(18,911)	(951)	15,383

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Others	Consolidated
	RMB	RMB	RMB	RMB	RMB

OTHER INCOME (EXPENSE)
Interest income	156	3,859	4,015	95	15	4,125
Foreign exchange gain (loss), net	111	-	111	94	(167)	38
Other income, net	2,495	3,404	5,899	2,581	-	8,480
Gain from derecognition of liabilities	3,914	-	3,914	340	-	4,254
Gain from deregistration of subsidiaries	489	-	489	2,369	-	2,858
Gain on sale of investment available for sale	-	512	512	-	-	512
Unallocated corporate other income	-	-	-	-	-	12,788
Total other income (loss)	7,165	7,775	14,940	5,479	(152)	33,055

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	35,365	59,593	94,958	(13,432)	(1,103)	48,438

Segment assets	192,381	323,754	516,135	199,428	10,117	725,680
Unallocated corporate assets	-	-	-	-	-	184,539
TOTAL ASSETS	192,381	323,754	516,135	199,428	10,117	910,219

The Group primarily operates in the PRC and US. Substantially most of the Group’s long-lived assets are located in the PRC and US.

21. PRC CONTRIBUTION AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contributions. The total contributions for such employee benefits were RMB 29,029, RMB 35,241 and RMB 37,594 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

The following table presents the Group’s appropriations to the general reserve fund, statutory surplus reserve and education development reserve as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB

General and statutory surplus reserve	17,348	17,348
Education development reserve	2,688	2,801
Total	20,036	20,149

22. ACQUISITION

In 2017, the Group entered into one acquisition agreement. The details are as follow:

	Date of acquisition	Purchase price	Goodwill	Intangibles with indefinite life	Amortizable intangibles
Entity acquired during the year ended December 31, 2017		RMB	RMB	RMB	RMB
(1) Bay State College Inc.	November 20, 2017	22,830	5,212	5,920	1,438

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

The total purchase price of RMB 22,830 (US$ 3,494) consisted of cash consideration of RMB 16,064 (US$ 2,459) and contingent consideration of RMB 6,766 (US$ 1,036). The contingent consideration payable was subject to the performance of the acquiree in the future years. The fair value of the contingent consideration was estimated by using income approach, which was the discounted future payment determined by the projected EBITDA of BSC during the assessing period. Please also see Note 28. As of December 31, 2018, the fair value of the contingent consideration was RMB 1,322 (US$ 192) as the Group lowered projected EBITDA of BSC during the assessing period. The decreased RMB 5,444 was recognized as gain from fair value change of contingent consideration payable in the year of 2018.

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

23. RELATED PARTY TRANSACTIONS

a.	Transactions

The Group entered into the following transactions with related parties:

	Years ended December 31,
Transactions	2016	2017	2018
	RMB	RMB	RMB
Loan to/(collection from) a member of management team of Beijing SIWA Century Zhisheng Education Technology Co., Ltd. (“Century Zhisheng”) (Note i)	(24)	-	-
Repayments to Shandong Shichuang Software Engineering Co., Ltd., an entity controlled by Executive Principal of Ambow Research Center	-	-	(1,013)
Service provided to Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Company (Note ii)	-	-	1,105
Compensation to non-executive directors of the board of the Company (Note iii)	-	-	279

Note (i) The loans to a member of management team of Century Zhisheng and borrowings from entities controlled by a member of management team of Century Zhisheng were made for operation purpose without interest bearing and maturity date. In 2017, the member of management team of Century Zhisheng was resigned, led to the reclassification of respective amounts due from and due to such member from related party to a third party.

Note (ii) The service was provided to an entity significantly influenced by a member of management team of the Company.

Note (iii) The compensation was for the services from the non-executive directors of the board to the Company.

b.	The Group had the following balances with related parties:

	Amounts due from a related party		Amounts due to related parties
	As of December 31,		As of December 31,
Relationship	2017	2018	2017	2018
	RMB	RMB	RMB	RMB
Entity controlled by Executive Principal of Ambow Research Center - Shandong Shichuang Software Engineering Co., Ltd.	-	-	3,430	2,417
Entity significantly influenced by a member of management team of the Company - Beijing QC Technology Company Limited (Note 23a (ii))	-	1,105	-	-
Non-executive directors of the board of the Company (Note a. iii)	-	-	-	279
	-	1,105	3,430	2,696

24. GAIN FROM DERECOGNITION OF LIABILITIES

In 2018, to improve payable management and internal controls, the Company reviewed the possibility to pay and aging of payables of its subsidiaries and schools on a quarterly basis. As a result, the Company derecognized payables to Suzhou Wenjian in amount of RMB 9,150 since Suzhou Wenjian was closed in the year and did not claimed and pursued the debt before its closure. The Company also derecognized payables to other creditors in a collective amount of RMB 6,076 as those payables were all with long aging over three to seven years and no claim of debts have been received by the Company as of December 31, 2018, which led to expiration of statute of limitation of those payables. The Company believes the possibilities to pay are remote and write-off those accrued expenses in 2018 accordingly.

25. DISPOSAL OF SUBSIDIARIES

On August 31, 2017, the Company sold the 100% equity interest in Ambow Online to a third party, with nil consideration, and the third party assumed all assets and liabilities of Ambow Online as of August 31, 2017. In connection with the disposal, the Company offset the payables to Ambow Online with Ambow Online’s net assets attributable to the Company as of August 31, 2017. After offsetting, the payable balance due to Ambow Online by the Company was RMB 171,137. Through further negotiation with the buyer, the payable balance due to Ambow Online by the Company was reduced to RMB 137,532. The difference of RMB 33,605 was recognized as disposal gain. Obligation in aggregate amount of RMB 137,532 would be paid by December 31, 2018. The deal was not a strategic shift of the business and this transaction would not have major impact on Ambow’s business, therefore this transaction was not qualified as discontinued operation. As of December 31, 2018, the Company has paid RMB 112,000 to Ambow Online. On December 24, 2018, the Company entered into a supplementary agreement with Ambow Online and the third party to extend the payable due date to March 31, 2019. The extended payable in RMB 25,532 was fully paid subsequently to the date the consolidated financial statements were issued.

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

26. GAIN FROM DEREGISTRATION OF SUBSIDIARIES

In 2018, the Company closed several subsidiaries and schools through the deregistration procedures of local governmental and corporate service institutions. Those subsidiaries and schools had no business operations and were in accumulated deficit for years. As a result, the Company recognized gain from deregistration of those subsidiaries and schools in a collective amount of RMB 2,858 in the year of 2018.

27. NON-CONTROLLING INTERESTS

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

In 2018, the 10% economic interests of Shenyang K-12 owned by Shenyang Hanwen Classic Books Publishing Co., Ltd., which was RMB 1,885, was derecognized because the Group acquired such non-controlling interests in court auction. The total consideration for buy-out such non-controlling interests was RMB 4,504 and the difference between the consideration and the carrying amount of non-controlling interest derecognized was recorded as an adjustment to additional paid-in capital. The Group held 100% economic interests in Shenyang K-12 thereafter. In addition, the Group established Beijing Ambow-Cowain Education and Technology Co., Ltd., with a non-controlling economic interest of 49% collectively amounting to RMB 1,470 from one corporate shareholder and one individual shareholder.

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

At December 31, 2018 and 2017 information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis were as follows:

	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2018
Assets:
Short term investments, available for sale	47,208	47,208	-	-

	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2017
Assets:
Short term investments, available for sale	128,042	128,042	-	-

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of intangible assets on a nonrecurring basis in 2017 and 2018, which utilize significant unobservable internally-developed inputs:

	Fair value	Valuation techniques	Unobservable inputs	Range
Intangible assets in 2017	91,249	Relief-from-royalty method	Royalty rate Discount rate Terminal growth rate	1%-6% 14.8%-17% 3%
Intangible assets in 2018	141,758	Relief-from-royalty method	Royalty rate Discount rate Terminal growth rate	1%-6% 14.8%-17% 3%

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of contingent consideration payable on a recurring basis in 2017 and 2018, which utilize significant unobservable internally-developed inputs:

	Fair value	Valuation techniques	Unobservable inputs	Rate
Contingent consideration payable in 2017	6,766	Discounted cash flow method	Discount rate	14.8%
Contingent consideration payable in 2018	1,322	Discounted cash flow method	Discount rate	14.8%

29. CONCENTRATIONS

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, accounts receivable and other receivable. The Group places its cash and cash equivalents and term deposits with financial institutions with high-credit ratings. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts.

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2016, 2017 and 2018.

No single supplier represented 10% or more of the Group’s total costs of sales for the years ended December 2016, 2017 and 2018.

A summary of the debtors who accounted for 10% or more of the Group’s consolidated accounts receivable and prepaid and other current assets was as follows:

	As of December 31,
	2017		2018
Debtors	RMB	%	RMB	%
Accounts receivable
Company A	5,656	23%	-	-
Prepaid and other current assets
Company B	49,800	38%	49,800	37%
Company C	35,000	27%	35,000	26%

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

30. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of this consolidated financial statements, and does not identified events with material financial impact on the Group’s consolidated financial statements.

31. ADDITIONAL INFORMATION - CONDENSED FINANCIAL STATEMENTS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC VIEs and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of certain percentages of the after-tax income or the increase in net assets for the year (as determined under accounting principles generally accepted in the PRC) should be set aside at each year end as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC VIEs and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIEs, were RMB 962,875 and RMB 828,461 as of December 31, 2017 and 2018, respectively.

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

As of December 31, 2017 and 2018, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	323	5,094	740
Amounts due from related parties	261,867	368,891	53,655
Prepaid expenses and other current assets	2,770	863	126
Total current assets	264,960	374,848	54,521

Non-current assets:
Property and equipment, net	-	-	-
Intangible assets, net	-	-	-
Investment in subsidiaries	-	-	-
Total non-current assets	-	-	-

Total assets	264,960	374,848	54,521

LIABILITIES
Current liabilities:
Amounts due to related parties	17,325	41,559	6,045
Accrued and other liabilities	41,196	27,553	3,997
Borrowing from third party, current	-	41,179	6,000
Total current liabilities	58,521	110,291	16,042

Non-current liabilities:
Long-term borrowing from third party	39,205	-	-
Total non-current liabilities	39,205	-	-

Total liabilities	97,726	110,291	16,042

SHAREHOLDERS’ EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2017 and 2018)	-	-	-
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 34,206,939 and 38,756,289 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	640	728	106
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	90	90	13
Additional paid-in capital	3,456,307	3,507,123	510,090
Accumulated deficit	(3,296,679)	(3,251,689)	(472,938)
Accumulated other comprehensive income	6,876	8,305	1,208
Total shareholders’ equity	167,234	264,557	38,749

Total liabilities and shareholders’ equity	264,960	374,848	54,521

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Statements of Operations

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 3(a)
NET REVENUES
- Educational program and services	-	-	-	-
- Intellectualized operational services	-	-	-	-
Cost of revenues
- Educational program and services	-	-	-	-
- Intellectualized operational services	-	-	-	-
GROSS LOSS	-	-	-	-
Operating expenses:
Selling and marketing	-	-	-	-
General and administrative	(18,854)	(13,457)	(1,097)	(160)
Research and development	-	-	-	-
Total operating expenses	(18,854)	(13,457)	(1,097)	(160)

OPERATING LOSS	(18,854)	(13,457)	(1,097)	(160)
Share of (loss) income from subsidiaries	(23,274)	59,933	44,864	6,526
OTHER EXPENSE
Interest income, net	1	2	117	17
Other income (expense), net	6,427	(15)	1,106	161
Income tax	-	-	-	-
NET (LOSS) INCOME	(35,700)	46,463	44,990	6,544

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial Information of Parent Company

Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities	(6,348)	(18,255)	(86)	(13)
Cash flows from investing activities	-	(1,556)	(2,619)	(381)
Cash flows from financing activities	(843)	18,667	7,476	1,087
Effects of exchange rate changes on cash and cash equivalents	-	-	-	-
Net change in cash and cash equivalents	(7,191)	(1,144)	4,771	693
Cash and cash equivalents at beginning of year	8,658	1,467	323	47
Cash and cash equivalents at end of year	1,467	323	5,094	740

Supplemental disclosure of cash flow information

Supplemental disclosure of non-cash investing and financing activities

