Form 20-F
period 2019-12-31
Ambow Education Holding Ltd.
filed 2020-04-22
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

100043

People’s Republic of China

Telephone: +86 (10) 6206-8000

Facsimile: +86 (10) 6206-8100

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value $0.003 per share)	AMBO	NYSE American LLC

Class A Ordinary Shares, par value $0.003 per share*		NYSE American LLC

 *Not for trading, but only in connection with the listing on the NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by this report.

38,858,199 Class A Ordinary Shares and 4,708,415 Class C Ordinary Shares, par value $0.003 per share, as of December 31, 2019

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

The selected consolidated financial data presented below for the years ended December 31, 2017, 2018 and 2019 and as of December 31, 2018 and 2019 is derived from our audited consolidated financial statements included elsewhere in this annual report, which were prepared in accordance with U.S. GAAP. The selected consolidated financial data presented below for the years ended December 31, 2015 and 2016 and as of December 31, 2015, 2016 and 2017, have been derived from our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017, which are not included in this annual report.

	For the Years Ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS information)
Consolidated Statement of Operations Data:
NET REVENUES:
- Educational programs and services	395,715	412,016	432,754	525,134	582,706	83,700
- Intellectualized operational services	-	-	11,170	6,374	1,203	173
Total net revenues	395,715	412,016	443,924	531,508	583,909	83,873
COST OF REVENUES
- Education programs and services	(245,945)	(238,742)	(249,400)	(331,939)	(383,635)	(55,106)
- Intellectualized operational services	-	-	(6,995)	(6,204)	(5,259)	(755)
Total costs of revenues	(245,945)	(238,742)	(256,395)	(338,143)	(388,894)	(55,861)

GROSS PROFIT	149,770	173,274	187,529	193,365	195,015	28,012
Operating expenses:
Selling and marketing (1)	(55,511)	(41,818)	(36,710)	(43,751)	(55,721)	(8,004)
General and administrative (1)	(280,634)	(145,513)	(142,252)	(132,718)	(194,417)	(27,926)
Research and development (1)	(7,308)	(7,572)	(6,262)	(1,513)	(3,793)	(545)
Impairment loss from continuing operations	(162,351)	(22,402)	-	-	(38,754)	(5,567)
Total operating expenses	(505,804)	(217,305)	(185,224)	(177,982)	(292,685)	(42,042)
OPERATING (LOSS)/INCOME	(356,034)	(44,031)	2,305	15,383	(97,670)	(14,030)
OTHER (EXPENSE)/INCOME	(39,371)	12,924	53,234	33,055	10,161	1,459
(LOSS)/INCOME BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	(395,405)	(31,107)	55,539	48,438	(87,509)	(12,571)
Income tax benefit/(expense)	118,963	(5,911)	(9,614)	(3,498)	(12,917)	(1,855)
(LOSS)/INCOME FROM CONTINUING OPERATIONS	(276,442)	(37,018)	45,925	44,940	(100,426)	(14,426)
Income from and on sale of discontinued operations, net of income tax	340,798	-	-	-	-	-

NET INCOME/(LOSS)	64,356	(37,018)	45,925	44,940	(100,426)	(14,426)
Less: Net income/(loss) contributable to non-controlling interest from continuing operating	617	(1,318)	(538)	(50)	(485)	(70)

NET INCOME/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	63,739	(35,700)	46,463	44,990	(99,941)	(14,356)

Net (loss)/income from continuing operations per ordinary share: (2)
Basic	(7.52)	(0.93)	1.20	1.09	(2.30)	(0.33)
Diluted	(7.52)	(0.93)	1.18	1.08	(2.30)	(0.33)

Net income from discontinued operations per ordinary share: (2)
Basic	9.25	-	-	-	-	-
Diluted	9.25	-	-	-	-	-

Net (loss)/income from continuing operations per ADS: (2)
Basic	(15.04)	(1.86)	2.40	2.18	(4.60)	(0.66)
Diluted	(15.04)	(1.86)	2.36	2.16	(4.60)	(0.66)
Net income from discontinued operations per ADS: (2)
Basic	18.50	-	-	-	-	-
Diluted	18.50	-	-	-	-	-

Weighted average shares used in calculating net income/(loss) per share (2)
Basic	36,848,816	38,469,234	38,826,800	41,342,597	43,505,175	43,505,175
Diluted	36,848,816	38,469,234	39,303,760	41,671,763	43,505,175	43,505,175

(1)	Share-based compensation expense included in:

	For the Years Ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selling and marketing	(457)	-	-	-	-	-
General and administrative	(49,371)	(7,828)	(4,640)	(8,121)	(1,624)	(233)
Research and development	(289)	-	-	-	-	-

(2)	Basic and diluted net income/(loss) from continuing operations per ordinary share is computed by dividing net income/(loss) from continuing operations by the weighted average number of shares outstanding for the period. Basic and diluted net income/(loss) from discontinued operations per ordinary share is computed by dividing net income/(loss) from discontinued operations by the weighted average number of shares outstanding for the period. The potentially dilutive options and restricted shares were excluded from the calculation of diluted net income/(loss) from continuing/discontinued operations per share in those periods where their inclusion would be anti-dilutive.

	As of December 31,
	2015	2016	2017	2018	2019	2019
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	246,303	196,900	195,303	211,436	157,600	22,638
Total current assets	682,624	616,527	572,723	555,400	399,640	57,405
Total assets	982,204	953,023	977,420	910,219	1,020,799	146,628
Total current liabilities	839,381	838,002	762,552	645,147	608,984	87,475
Total liabilities	839,381	838,002	811,461	647,448	857,203	123,129
Total equity	142,823	115,021	165,959	262,771	163,596	23,499

	For the Years Ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash (used in)/provided by operating activities	(40,119)	17,535	20,210	25,445	(10,210)	(1,468)
Net cash provided by/(used in) investing activities	58,214	(65,218)	(61,078)	(28,520)	(33,153)	(4,761)
Net cash provided by/(used in) financing activities	12,830	(1,504)	39,205	46,872	(40,620)	(5,835)

Exchange Rates

Our business is primarily conducted in China and substantially most of our revenues are denominated in RMB. This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at the noon buying rate on December 31, 2019, which was RMB 6.9618 to US$ 1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On February 18, 2020, the daily exchange rate reported by the Federal Reserve Board was RMB 6.9949 to US$ 1.00.

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

Period	Average (1)
2015	6.2827
2016	6.6400
2017	6.7595
2018	6.6090
2019	6.9072

Period	High (1)	Low (1)
2019
September	7.1786	7.0659
October	7.1473	7.0379
November	7.0389	6.9766
December	7.0609	6.9618
2020
January	6.9749	6.8589
February	7.0286	6.9650

(1)	Annual and monthly lows and highs are calculated from daily noon buying rates in the city of New York as published by the Federal Reserve Bank.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Factors

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

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. Our net revenues increased from RMB 443.9 million in 2017 to RMB 531.5 million in 2018, and further increased to RMB 583.9 million (US$ 83.9 million) in 2019. Comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

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

A substantial majority of the net revenues generated in our College Preparation & Career Enhancement Programs (“CP&CE Programs”) segment in the year ended December 31, 2019 were generated from tutoring services focused on preparing for ZhongKao and GaoKao. There have been changes in some areas in the way ZhongKao is administered. For example, Yunnan Province has stopped administering ZhongKao. Instead, high schools will admit students based on a combination of a comprehensive evaluation of the students’ aptitude (provided by their middle schools) and the students’ middle school academic performance. To ensure the success of the educational reform and cultivate students’ comprehensive abilities, Yunnan Province also prohibits subject competitions in elementary and middle schools, including Olympic math competitions, and standardizes admission policies regarding adding points to middle school test scores based on a student’s extracurricular activities. As for GaoKao, some top universities such as Peking University have been allowed to recruit students through independently administered tests and admission procedures in recent years. The candidates still need to take GaoKao and their scores in GaoKao may not be lower than certain thresholds, but such GaoKao scores will not be the sole determining factor in the admission process. Students admitted in this manner generally should not exceed 5% of the annual enrollment quotas of these universities as approved by the MOE. To the extent ZhongKao, or even GaoKao, becomes less prevalent throughout China, our business and results of operations may be materially adversely affected.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in service days and student enrollments. Historically, the number of days on which our students attend our courses is lower in the first and third quarters due to school closures for the celebration of the Chinese New Year and summer vacation. Because we recognize revenue in our K-12 Schools segment based on the number of service days in the quarter, we expect our revenue in the first and third quarters to be negatively impacted. Our costs and expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments, service days or net revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. We expect quarterly fluctuations in our revenues and results of operations to continue. As our revenues grow in our K-12 Schools segment, these seasonal fluctuations may become more pronounced.

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

We are not aware of any actions, claims or investigations being contemplated by the competent governmental entities with respect to the defects in our leased real properties. However, if we are unable to use the existing properties, enter new leases or renew our current leases in a timely basis and on terms favorable to us, our business, results of operations and financial condition could be materially adversely affected. No impairment loss was made against the operating and finance lease right-of-use assets in 2019.

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

In accordance with U.S. GAAP, we account for our acquisitions using the acquisition method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. During 2019, we recognized impairment loss of RMB 38.8 million (US$ 5.6 million). In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted an equity incentive plan in 2010, the 2010 Equity Incentive Plan, which was amended and restated in November 2018, the Amended and Restated 2010 Plan. We have granted options and restricted shares under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, which may have an adverse or negative impact on our results of operations. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. During the year ended December 31, 2019, we recorded share-based compensation expenses of RMB 1.6 million (US$ 0.2 million) for the restricted stock and the unrecognized share-based compensation expenses amounted to RMB 2.7 million as of December 31, 2019. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

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

The growth rate of China’s domestic product in 2019 was 6.1%, compared to a growth rate of 6.6% in 2018 and 6.9% in 2017. A number of factors contributed to this slowdown in China’s economy, including tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. Since we derive substantially most of our revenues from students in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our students may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing students. The adverse economic conditions, if they continue or worsen, will affect consumer spending generally, which could result in decreased demand for our services and products within our target markets.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence may be materially and adversely affected.

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. As a non-accelerated filer, we are not required to have an independent registered public accounting firm issue an attestation report on the effectiveness of our internal control over financial reporting. However, we are still required to include a report of management on the effectiveness of our company’s internal control over financial reporting in our annual report. Our management has performed an evaluation of the effectiveness of our internal controls over financial reporting as of December 31, 2019 and concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Control and Procedures.”

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

We conduct our K-12 Schools and CP&CE Programs business in China primarily through contractual arrangements between Beijing Ambow Shengying Education and Technology Co., Ltd. (“Ambow Shengying”) and Beijing Ambow Chuangying Education and Technology Co., Ltd. (“Ambow Chuangying”), our principal operating subsidiaries in China, and our VIEs, and their respective shareholders.

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission (“NDRC”), and the Ministry of Commerce (“MOFCOM”) on March 10, 2015 and became effective on April 10, 2015, foreign investment is encouraged to participate in vocational training services beyond educational services. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. NDRC and MOFCOM promulgated The Foreign Investment Industries Guidance Catalog on June 28, 2017, which will come into effect on July 28, 2017, and the abovementioned policy does not change. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December 31, 2019, we had a total of 60 centers and schools, comprised of 25 tutoring centers, 3 K-12 schools, 5 career enhancement centers, 1 career enhancement college and 26 training offices. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. The majority of our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools and career enhancement centers.

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

On March 15, 2019, the new Foreign Investment Law of PRC (the “2018 Foreign Investment Law”) was passed by the Second Session of the thirteenth National People's Congress and will come into force on January 1, 2020. The 2018 Foreign Investment Law does not mention concepts including “de facto control”, “controlling through contractual arrangements” or “variable interest entity”, nor does it specify the regulation on controlling through contractual arrangements or variable interest entity. Furthermore, the 2018 Foreign Investment Law does not specifically stipulate rules on the education industry. Therefore, we believe that the 2018 Foreign Investment Law will not have any material adverse effect on our VIE structure and our business operations.

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

As of December 31, 2019, we had a total of 31 schools that were registered as private schools as opposed to companies. Of the 31 schools, 4 schools were registered as schools not requiring reasonable returns. The other 27 schools were registered as schools requiring reasonable returns. The total net revenue of the schools requiring reasonable returns accounted for 65.9% of our consolidated total net revenue for the year ended December 31, 2019. The total net revenue of the schools not requiring reasonable returns accounted for 1.3% of our consolidated total net revenue for the year ended December 31, 2019.

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

We are highly dependent upon revenue generated from our three K-12 schools which was 52.4%, 52.3% and 53.7% for the year ended December 31, 2017, 2018 and 2019, respectively. Chinese regulators have broad powers to regulate the tuition, accommodation and other fees charged by primary, secondary and other schools and student enrollment levels at these schools. As a result, new regulations could adversely impact the fees we receive from the schools to which we provide course materials and software products and the student enrollments at our directly-operated schools and at our partner schools, as well as the returns from the K-12 schools operated by our Chinese affiliated entities. The tuition, accommodation and other fees charged by our degree programs and our K-12 schools are subject to various price controls administered by local price-control authorities and our student enrollment in our independent college is subject to annual enrollment quotas established by the MOE. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price-control authorities may impose stricter price control on tuition changes in the future. As of the date of this annual report, there is no indication from the MOE or the relevant authorities that the government would significantly change the tuition charges or student annual enrollment quotas. If the tuition charges were to be decreased or if they were not allowed to increase in line with increases in our costs because of the actions of China’s administrative price controls or if student enrollments at private schools were restricted, our net revenue and profitability would be materially adversely affected.

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

In November 2017, we acquired 100% of the outstanding shares of common stock of Bay State College in the United States to expand our career-oriented international education portfolio. In 2017, the review and approval process from SAFE with respect to obtaining foreign currency denominated borrowings and making direct overseas investment became more stringent in China. The review and approval from SAFE takes a longer period of time, and more supporting files are required. As a result, the new restrictions on foreign exchange for capital expenditure prevented us from raising enough US dollars for the acquisition of Bay State College. In order to fund the acquisition costs and the operational needs of the company, we borrowed a one-year interest-free US dollar loan of US$ 6.0 million from Sino Accord Investments Limited (“Sino Accord”), a non-affiliated third party lender. At the same time, we provided a one-year interest-free RMB loan of RMB 42.7 million to Suzhou Zhixinliren Investment Co., Limited (“Suzhou Zhixinliren”), another non-affiliated party finance company. It was the understanding among the parties that the US dollar loan was correlated to the RMB loan, and when the US dollar loan was repaid, the RMB loan would similarly be collected. Without providing an RMB loan to Suzhou Zhixinliren, we would not be able to obtain the US dollar loan from Sino Accord in compliance with applicable regulations, mainly the Regulations for the Implementation of Foreign Exchange Management in People’s Republic of China. In light of the capital from US dollar loan and its operational cash flow, Bay State College was able to generate enough liquidity to support its future operations in the near term. Therefore we did not intend to rely on US dollar borrowings to continue funding Bay State College’s operations. On March 7, 2018, we mutually agreed with Sino Accord and Suzhou Zhixinliren to extend the maturity date for repayment of the loans for an additional year. The extended maturity date of the loan was April 4, 2019. As of December 31, 2019, we fully repaid the borrowing due to Sino Accord, and fully collected the loan receivable, current from Suzhou Zhixinliren. If there are other significant overseas capital expenditures in the future requiring currencies other than RMB, we may either apply for a permit from the SAFE to purchase foreign currencies or pursue other offerings resulting in US dollar proceeds to obtain enough US dollars to meet such shortage in foreign currency. We have not been a lender of funds to non-affiliated parties historically, and we do not intend to do so in the future.

If we fail to settle our RMB and US dollar loans properly, it may be considered as unauthorized currency exchange arrangement and we may face penalties from local authorities.

In order to fund the acquisition costs and working capital needs in US dollars, on April 5, 2017, we entered into an agreement to receive a one-year interest-free US dollar loan from Sino Accord. This short-term loan was considered correlated to our one-year interest-free RMB loan to Suzhou Zhixinliren, and when we repay the US dollar loan, the RMB loan will be repaid. Without providing an RMB loan to Suzhou Zhixinliren, we would not be able to obtain the US dollar loan from Sino Accord in compliance with applicable regulations, mainly the Regulations for the Implementation of Foreign Exchange Management in People’s Republic of China. On March 7, 2018, we mutually agreed with Sino Accord and Suzhou Zhixinliren to extend the maturity date for repayment of the loans for an additional year. The extended maturity date of the loan was April 4, 2019.

The loan agreements are not individually regulated by the foreign currency exchange and cross border guarantee rules of China. However if we fail to repay the US dollar loan to Sino Accord or collect the RMB loan from Suzhou Zhixinliren when the agreements due, these transactions may be considered as unauthorized foreign exchange arrangements by the SAFE. The regulatory authority may deem the transactions as, in substance, a currency exchange arrangement or an onshore guarantee for an offshore loan, and we may be subject to severe monetary penalties under such circumstances. According to Regulations for the Implementation of Foreign Exchange Management in People's Republic of China, the upper limits of the monetary penalties can range from 30 to 100 percent of the deemed illegal loan amounts. As of December 31, 2019, we fully repaid the borrowing due to Sino Accord, and fully collected the loan receivable, current from Suzhou Zhixinliren. Please refer to Note 8 and Note 14 to audited consolidated financial statements for details.

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

Our business could be severely disrupted and materially adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu”, occurred in Mexico and spread to other countries, including Hong Kong and mainland China. The Chinese government and certain regional governments within China have enacted regulations to address the H1N1 virus specifically within the education services market, which may have an effect on our business. Most recently, from the beginning of 2020, in response to the global spread of a novel coronavirus pandemic, also known as COVID-19, businesses and schools in China have been suspended since the end of January 2020 as part of quarantine measures to contain the pandemic. Our K-12 schools and training centers in China have been closed since then. Bay State College in U.S. is currently moving all courses online in response to social distancing needs and precautionary measures. The COVID-19 pandemic did not have an impact on our fiscal 2019 results as all of our K-12 schools and training centers were operational, consequently may adversely affect our business operations, financial condition and operating results for 2020, including but not limited to negative impact to the Group’s total revenues, delayed collection of tuition and fees, slower collection of accounts receivables and additional allowance for doubtful accounts and impairment to the Group’s long-lived assets.

We have taken a series of measures to respond to the negative impact from the pandemic, including offering online programs and services, cut down compensation cost, reducing other costs and expenses for savings, negotiating for relief or postpone of rentals for this special period of time and seeking for certain credit facilities etc. Moreover, along with the control of the epidemic in China, local authority of Jiangsu Province have announced the reopening time schedule of local K-12 schools in the beginning of April 2020, which include Shuyang K-12 within the Group. Other provinces of China are estimated to follow and announce their own reopening time schedule of schools in the next. The collection of tuition and fees are expected to gradually recover accordingly. Because of the significant uncertainties surrounding the COVID-19 pandemic, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time. Any future natural disasters or health epidemics in the PRC could also severely disrupt our business operations and have a material adverse effect on our business and results of operations.

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

On July 1, 2019, the Department of Education issued a new federal rule which rescinds the entirety of the gainful employment regulations effective July 1, 2020. In addition, the Department of Education allowed for the new federal rule to be early adopted as of July 1, 2019. Bay State College adopted these new federal rules as of July 1, 2019 and, as such, is no longer subject to the gainful employment regulations.

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

For the year ended December 31, 2019, no material isolated issues were found during regulatory reviews of Bay State College.

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

On December 19, 2016, the Department of Education published final regulations addressing, among other issues, state authorization of programs offered through distance education. The final regulations, which are effective July 1, 2018, require an institution offering distance education programs to be authorized by each state in which the institution enrolls students, if such authorization is required by the state, in order to award Title IV aid to such students. An institution could obtain such authorization directly from the state or through a state authorization reciprocity agreement. On January 30, 2017, the Department of Education announced that it intends to take unspecified regulatory actions regarding certain regulations that have been published but have not yet taken effect, including regulations related to state authorization of distance education. As of February 2020, the Department had taken no action with respect to the state authorization of distance education regulations. If we fail to obtain or maintain required state authorization to provide post-secondary distance education in a specific state, the institution could lose its ability to award Title IV aid to online students in that state and could lose its ability to provide distance education in that state.

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

If we lose eligibility to participate in Title IV programs because of high student loan default rates, it would have a material adverse effect on our business. Bay State College’s most recent three-year cohort default rate for federal fiscal year 2016 published by the Department of Education was 6.5%.

Bay State College could lose its eligibility to participate in federal student financial aid programs or be provisionally certified with respect to such participation if the percentage of our revenues derived from those programs were too high.

A proprietary institution may lose its eligibility to participate in the federal Title IV student financial aid program if it derives more than 90% of its revenues, on a cash basis, from Title IV programs for two consecutive fiscal years. A proprietary institution of higher education that violates the 90/10 Rule for any fiscal year will be placed on provisional status for up to two fiscal years. Using the formula specified in the Higher Education Act, Bay State College derived approximately 62%, of its cash-basis revenues from these programs in 2019. Certain members of Congress have proposed to revise the 90/10 Rule to count tuition assistance provided by the Department of Defense and veterans education benefits, along with Title IV revenue, toward the 90% limit and to reduce the limit to 85% of total revenue. Such proposals could make it difficult for us to comply with the 90/10 rule. If we were to violate the 90/10 Rule, the loss of eligibility to participate in the federal student financial aid programs would have a material adverse effect on our business.

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

A financial responsibility test is required for continued participation by an institution’s students in U.S. federal financial assistance programs. The test is based upon a composite score of three ratios: an equity ratio that measures the institution’s capital resources; a primary reserve ratio that measures an institution’s ability to fund its operations from current resources; and a net income ratio that measures an institution’s ability to operate profitably. A minimum score of 1.5 is necessary to meet ED’s financial standards. Institutions with scores of less than 1.5 but greater than or equal to 1.0 are considered financially responsible, but require additional oversight. These schools are subject to heightened cash monitoring and other participation requirements. An institution with a score of less than 1.0 is considered not financially responsible. However, a school with a score of less than 1.0 may continue to participate in the Title IV programs under provisional certification. In addition, this lower score typically requires that the school be subject to heightened cash monitoring requirements and post a letter of credit (equal to a minimum of 10% of the Title IV aid it received in the institution's most recent fiscal year). For the fiscal year of 2019, Bay State College had a composite score equal to 1.5.

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

The Higher Education Act prohibits an institution that participates in Title IV programs from engaging in “substantial misrepresentation” of the nature of its educational program, its financial charges, or the employability of its graduates. The Department’s Program Integrity Regulations, which took effect July 1, 2011, interpret this provision to prohibit any statement on those topics made by the institution or a third party that provides educational programs, marketing, advertising, recruiting, or admissions services to the institution that has the likelihood or tendency to confuse. The U.S. Court of Appeals for the District of Columbia held on June 5, 2012, that the term “substantial misrepresentation” could not include true, nondeceitful statements that are merely confusing. Final regulations to expand the definition of misrepresentation to include “any statement that has the likelihood or tendency to mislead under the circumstances” were scheduled to take effect July 1, 2017. The definition also would have been expanded to include “any statement that omits information in such a way as to make the statement false, erroneous, or misleading.” On June 16, 2017, the Department of Education announced that it had decided to postpone indefinitely the implementation of certain provisions, including the revised definition. The Department has delayed implementation until July 1, 2019. On July 31, 2018, the Department published a notice of proposed rulemaking that, among other things, revisits the definition of misrepresentation.

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

On July 25, 2018, the Department of Education issued proposed regulations to change the borrower defense to repayment regulations. Under the proposed regulations, mandatory and discretionary triggers exist which would allow the Department of Education to impose a letter of credit on an institution prior to their submission or annual financial statements in the event of certain negative events. The regulations were subject to a thirty-day comment period and need to be issued in final form prior to November 1, 2018 to be effective as of July 1, 2019. On October 2, 2018, the Department of Education indicated that the proposed regulations will not be issued by the November 1, 2018 federal calendar deadline and the Department of Education is still committed to issuing the regulations. However, the Department of Education was sued for delaying the borrower defense to repayment regulations and a federal judge ruled on October 12, 2018 that the borrower defense to repayment regulations are effective immediately. On March 15, 2019, the Department of Education issued guidance in regard to the implementation of the BDTR 2016 regulations. On August 30, 2019, the Department of Education issued new final regulations to change the BDTR regulation. Under these final 2019 BDTR regulations, significant revisions were maintained related the financial responsibility standards, closed school loan discharge and false certification discharge, and provisions concerning pre-dispute arbitration clauses and class action waivers. The 2019 BDTR regulations will be effective as of July 2, 2020. Bay State College is in process of determining the impact on the institution.

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

We collected 18.6% of the consolidated net revenue in our CP&CE Programs segment from receipt by Bay State College of Title IV financial aid program funds, principally from federal student loans under the Federal Direct Loan Program. Changes in the availability of these funds or a reduction in the amount of funds disbursed may have a material adverse effect on our enrollment, financial condition, results of operations, and cash flows. Congress eliminated further federal direct subsidized loans for graduate and professional students as of July 1, 2012. On August 9, 2013, Congress passed legislation that ties interest rates on Title IV loans to the rate paid on U.S. Treasury bonds. Interest rates are set every July 1 for loans taken out from July 1 to June 30 of the following year. In July 2012, Congress reduced eligibility for Pell Grants from 18 semesters to 12 semesters. To date, these changes have not had a material impact on our business, but future changes in the availability of Title IV funds could impact students’ ability to fund their education and thus may have a material adverse effect on our enrollment, financial condition, results of operations, and cash flows.

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

In June 2018, we completed our public offering of 2,070,000 ADSs at US$4.25 per ADS. Each ADS represents two Class A ordinary shares of the company. On June 1, 2018, the company’s ADSs commenced trading on the NYSE American under the symbol “AMBO”. We cannot give you any assurance that a broader or more active public trading market for the ADSs will develop on the NYSE American or be sustained, or that current trading levels in ADSs will be sustained. In addition, if we fail to meet the criteria set forth in SEC regulations, by law, various requirements would be imposed on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the ADSs, which may further affect the liquidity of the ADSs.

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

We believe we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2019. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for the year ending December 31, 2020 or any future taxable year. A foreign (non-U.S.) corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Taxation – U.S. Federal Income Taxation – General”) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E—Taxation—United States federal income taxation—Passive foreign investment company.”

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

From 2008 to 2012, we made a total of 31 separate acquisitions through business combinations and one acquisition of long-term operating rights. On November 20, 2017, we acquired 100% of the outstanding shares of common stock of Bay State College Inc. (“Bay State College”). Bay State College is a Massachusetts corporation that owns and operates Bay State College, a higher education institution offering career-focused post-secondary education with Associates and Bachelor’s programs in Business, Information Technology, Healthcare, Criminal Justice and Fashion. Bay State College was founded in 1946, is accredited by the New England Association of Schools and Colleges, Commission on Institutions of Higher Education and eligible to participate in federal student aid programs under Title IV of the U.S. Higher Education Act. Bay State College’s academic programs are delivered at its main campus in Boston, Massachusetts, a branch campus in Taunton, Massachusetts and online. Please refer to Note 23 to the audited consolidated financial statements for details.

On August 31, 2017, we sold the 100% equity interest in Ambow Online to a third party, with nil consideration, After the disposal, Ambow Online and its remaining VIE Suzhou Wenjian Venture Investment Management Consulting Co., Ltd. (“Suzhou Wenjian”) were not consolidated by the Company. On September 30, 2017, the Company sold the 100% equity interest in 21st Century Training Center to a third party, with a consideration of RMB 1 yuan. After the disposal, 21st Century Training Center was not consolidated by the Company. Refer to Note 26 to the audited consolidated financial statements for details.

We established IValley on March 13, 2017. IValley is a VIE of Ambow Education Management (Hong Kong) Limited. We established IValley Beijing Technology Co. Ltd. (“IValley Beijing”) on September 15, 2017. IValley Beijing is a wholly owned subsidiary of IValley. IValley Beijing’s business is to design, purchase, modify and integrate electronic equipment and devices, and develop mobile APP, performed by engineers and IT development and operational personnel, for end users to utilize office facilities, manage resources and administrative matters.

We established Ambow BSC Inc. on February 14, 2017. Ambow BSC Inc. is a 100% subsidiary of us. On November 20, 2017, Ambow BSC Inc. acquired 100% of the outstanding shares of common stock of Bay State College Inc. Bay State College Inc. is a Massachusetts corporation that owns and operates Bay State College, a higher education institution offering career-focused post-secondary educational services.

In March 2018, we closed Ambow (Dalian) Education and Technology Co., Ltd. and completed its deregistration procedures of local governmental and corporate service institutions.

In June 2018, we completed a public offering of 2,070,000 ADSs at US$4.25 per ADS. Each ADS represents two Class A ordinary shares of the Company. On June 1, 2018, our ADSs commenced trading on the NYSE American under the symbol “AMBO”.

We established Ambow NSAD Inc. on May 8, 2019 with intention to acquire and hold 100% interest of NewSchool of Architecture and Design, LLC. Please refer to Note 31 to audited consolidated financial statements for further information.

In 2019, we also established a series of new subsidiaries and branch companies, and completed deregistration procedures of two subsidiaries and one branch company in China. Please refer to Note 1(c) to the audited consolidated financial statements for details.

In 2019, in response to the shift of business development focus, we changed our management approach to organize reportable segments to make operating decisions and assess performance. New reportable segments include K-12 Schools and CP&CE Programs. Please refer to Note 21 to audited consolidated financial statements for details.

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

As of December 31, 2019, our Board consists of five members: Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, Mr. John Porter and Dr. Yanhui Ma.

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

Our business addresses three critical demands in China’s education market: the desire for students to be admitted into top secondary and post-secondary schools, the desire for graduates of those schools to obtain more attractive jobs and the need of schools and corporate clients in optimizing their teaching and operating environment. We offer high quality, individualized services and products through our integrated online and offline delivery model powered by our proprietary technologies and infrastructure.

We have two reportable segments, which are K-12 Schools, and CP&CE Programs. Our tutoring centers, training offices, career enhancement centers and college are within the CP&CE Programs segment.

We currently deliver a wide range of educational and career enhancement services and products through integrated offline and online channels in an interactive learning environment, powered by our proprietary technology platform that has enabled us to provide individualized content and learning solutions tailored to each of our students’ needs, and to develop standards-based and individualized curricula with consistent high-quality across our schools, tutoring centers, career enhancement centers, training offices and career enhancement college.

As of December 31, 2019, we had a total of 60 learning centers and schools, including:

•	3 directly-operated K-12 schools

•	25 tutoring centers

•	26 training offices

•	5 career enhancement centers

•	1 career enhancement college (in Boston U.S.)

The following map sets forth the service coverage and the geographic coverage of our K-12 schools, tutoring centers, career enhancement centers and training offices as of December 31, 2019:

Revenues from our K-12 Schools segment accounted for 52.4%, 52.3% and 53.7% of our total net revenues in the fiscal years of 2017, 2018 and 2019, respectively. Revenues from our CP&CE Programs accounted for 47.6%, 47.7% and 46.3% of our total net revenues in 2017, 2018 and 2019, respectively. We recorded total net revenues of RMB 443.9 million, RMB 531.5 million and RMB 583.9 million (US$ 83.9 million) in 2017, 2018 and 2019, respectively.

Our services and products

We offer a variety of educational and career enhancement services and products to students, recent graduates, corporate employees and management in China. Our educational services cover K-12 programs and tutoring services that provide test preparation and tutoring programs, which are offered in our tutoring centers as part of our primary educational services and product offerings to help students enroll in better schools. Our K-12 schools also help to support our tutoring programs by providing strong local brand names and reputations, local educational content expertise and potential student customers. In addition, we offer international education programs, which are designed to prepare students to study abroad while specifically addressing the study needs in terms of both language and academics. Our career enhancement services designed to assist students and graduates in obtaining better jobs are offered through our dedicated career enhancement centers and training offices on campus, as well as through our online programs. Our corporate training services that are designed to improve employees and management’s soft skills are typically offered in our training offices, the corporate clients’ offices or hotel conference centers. In order to support our educational and career enhancement services and products, we provide a cloud-based learning engine to accommodate our students’ individual learning habits and enrich their learning experience. We also offer career-oriented post-secondary educational services to undergraduate through Bay State College in U.S.

K-12 Schools

Our K-12 Schools segment provides educational services of K-12 programs. We have three directly-operated K-12 schools located in the following locations: one in the Hunan province in central China; one in the Liaoning province in northeast China; and, one in the Jiangsu province in eastern China, all of which are accredited by the Chinese Ministry of Education. As of December 31, 2019, there were approximately 1,200 full-time teaching faculty and support staff supporting over 16,000 students.

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

CP&CE Programs

Our College Preparation & CE Programs offer tutoring services and career enhancement services.

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

Our career enhancement services are targeting undergraduates and recent graduates of universities and colleges, as well as employees and managers at businesses and corporations. We are the premium brand in China’s educational and career enhancement services market, notable for helping undergraduates and recent graduates enhance their practical job skills and improve their competitive positioning. Our career enhancement programs are mainly offered through our career enhancement service networks, which are strategically located in key economic centers across China where there is a high concentration of companies in high-growth industries.

Our Genesis Career Enhancement (“Genesis”) business provides outbound and in-house management trainings for corporate clients. These corporate training programs are jointly designed with our corporate partners to specifically tailor the training for their employees. We had provided training services to approximately 4,000 corporate clients. Genesis has 26 training centers across China and more than 200 professional trainers.

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

In early 2015, we signed a strategic agreement with Synopsys, Inc., the world’s largest integrated circuit design software provider, and formed an exclusive partnership to establish the Synopsys-Ambow School. In 2017, aligning with the Chinese government’s new initiative of transforming the engineering education system, we further partnered with Synopsys to establish college-enterprise cooperation programs, which aim to cooperate with career-oriented universities and colleges to cultivate technical and skilled talents with high qualities, who will serve in the front line of production, infrastructure and management for advanced microelectronics industry. These programs combine our professional-grade IT professional education courses and career enhancement services with practical training, teacher training, career-oriented education and recruitment services to foster talent of China’s Integrated Circuit(IC) industry. In 2018 and 2019, we continued the partnership with Synopsys to provide a guideline for the development of China’s microelectronics industry while grooming talent in this field.

In December 2019, for the third consecutive year, we jointly published a Whitepaper titled 2018-2019 Professionals for China’s Integrated Circuit (IC) Industry. The Whitepaper provides a comprehensive study and analysis on the supply and demand of professionals in China’s IC industry. The report aims to lay a solid foundation for the reform and development of the educational requirements and training for this fast-growing industry.

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

We have established an integrated service center to support the operation team by sharing resources across finance, human resources and IT departments. We also built up an Enterprise Resource Planning (ERP) system to standardize operating procedures. The establishment of the service center and the on-going integration of our Company-wide ERP system and continued enhancements to our Standard Operating Procedure and transparent Vendor Evaluation System will provide an efficient platform to maximize internal resources, lower costs and integrate Standard Operating Procedures, while unifying the Ambow brand and corporate culture. In 2018 and 2019, we expanded the integrated service center across the Group wide. In addition, we have integrated Internet of Things (“IoTs”) technology into our facility modernization and development programs. This supports our intelligent classroom concept, boosts resource utilization efficiency and promotes greener energy usage.

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

We believe that our primary competitive advantages are our well-known “Ambow” brand in K-12 education and career enhancement services in China. Our core proprietary technology, “Learning Engine” is unique to the education service industry. Having received a patent for our innovative Adaptive Computer-Assisted Learning System and Method platform from the United States Patent and Trademark Office, we are the first China-based education company to receive a U.S. patent in the field of adaptive learning methods. We are also recognized by our ability to deliver standards-based, individualized curriculum with consistently high quality across our schools, tutoring centers, training offices, career enhancement centers and campus. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in customer demands, market needs or new technologies. In addition, we face competition from many different organizations that focus on some of our targeted markets, which may be more responsive to changes in student preferences in these markets.

In addition, the spread of the Internet and advancement in Internet and information technologies are eliminating geographic and cost-entry barriers to providing private educational and career enhancement services. Many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than was previously required.

Seasonality

Our business is subject to seasonal variations. Historically, educational service activities in our K-12 schools are lower during the first quarter due to school closures in January or February for Chinese New Year and winter break, and during the third quarter due to summer break. Our tutoring and our career enhancement segments are affected by seasonal variations in the first quarter due to Chinese New Year and winter break, although this seasonal impact is to a lesser extent than the impact on our K-12 schools.

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

As of December 31, 2019, we had, across our two reportable segments, a total of 31 schools that are registered as private schools as opposed to companies, of which 4 schools are registered as schools not requiring reasonable returns, while all other schools are registered as schools requiring reasonable returns.

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

Foreign investment in education service industry

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the NDRC, and the MOFCOM on March 10, 2015 and became effective on April 10, 2015, foreign investment is encouraged to participate in vocational training services beyond educational services. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December 31, 2019, we had a total of 60 centers and schools, comprised of 25 tutoring centers, 3 K-12 schools, 5 career enhancement centers, 1 career enhancement college and 26 training offices. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. The majority of our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and training offices.

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

Software copyright registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (whether a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant shall be granted a registration certificate by the China Copyright Protection Center. As of December 31, 2019, we have been issued 91 registration certificates for computer software copyrights, of which we use 91 of such registration certificates to operate our business.

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

Regulation of domain names and website names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2019, we have registered 19 domain names with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the SAIC or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn”. In February 2006, China Internet Network Information Center (“CNNIC”), issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of December 31, 2019, we have registered 6 website names which are used in connection with our education business with Beijing Municipal Bureau of Industry and Commerce.

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

Trademark . The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. “Ambow”, “”, “”, “”, “”, “”, “”, “”, “”, “” , “” , “” ,“”, “”, “”, “”, “”, “” , “” , “” , “” , “” , “” , “” ,“”, “”, “”, “”, “”, “”, and “” are our registered trademarks with the Trademark Office of the SAIC in China.

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

The diagrams below illustrate our corporate structure with respect to each of our significant subsidiaries and VIEs and the place of incorporation of each named entity as of December 31, 2019.

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

Ambow Shengying, Ambow Chuangying, IValley Beijing and the acquired schools and learning centers are the principal operating entities for our business operations within China. Their functional currency is RMB. Ambow, Ambow NSAD Inc. and Ambow BSC Inc., our investment holding companies, as well as Bay State College, are the principal operating entity for operations relating to non-Chinese partners. Their functional currency is US$. IValley and one of its subsidiaries are our investment holding companies in Taiwan and their functional currency is TWD.

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

Ambow Shida, Ambow Sihua, Ambow Shanghai, Ambow Rongye and Ambow Zhixin each is a controlling entity operating one of our business lines, including tutoring centers, K-12 schools, career enhancement service centers and training offices, and each owns certain interest in a number of schools and entities. The detailed description of their interests as of December 31, 2019 is listed in Note 1c to audited consolidated financial statements.

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

Loan Agreement Pursuant to the loan agreement among Ambow Education Management, Chiao-Ling Hsu and Shu Hui Cai dated February 10, 2017, Ambow Education Management loaned TWD 3.0 million to Chiao-Ling Hsu and TWD 2.0 million to Shu Hui Cai to fund the registered capital requirements of IValley. The second loan agreement dated July 28, 2017 was signed among Ambow Education Management, Chiao-Ling Hsu and Shu Hui Cai, which Ambow Education Management loaned TWD 7.2 million to Chiao-Lin Hsu and TWD 4.8 million to Shu Hui Cai to fund the increased registered capital of IValley. Ambow Education Management, Chiao-Ling Hsu and Shu Hui Cai mutually agree and confirm that the period of both loans are 10 months from the date of activation. The loan period cannot be extended without the consent from Ambow Education Management, and the way of return is determined by Ambow Education Management. To the extent permitted by Taiwan laws, each loan shall be deemed to have been repaid in the amount to the price of the transferred equity interest upon the transfer of the equity interest held by each of Chiao-Ling Hsu and Shu Hui Cai in IValley to Ambow Education Management. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to The Republic of China Arbitration Association for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Taipei.

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

Our headquarters are located in Beijing, China, where we owned approximately 16,146 square meters of office space. We own an aggregate of approximately 75,200 square meters for K-12 schools. In addition, we lease certain properties for our K-12 schools, tutoring centers, career enhancement centers, training offices and a career enhancement college.

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

Overview

Our business addresses three critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, the desire for graduates of those schools to obtain more attractive jobs and the need of schools and corporate clients in optimizing their teaching and operating environment. We offer high-quality, individualized services and products through our integrated online and offline delivery model powered by our proprietary technologies and robust infrastructure.

Intelligent technology is transforming education industry as students can be no longer restricted by the traditional learning environment. Intelligent campuses and classes are becoming the trend leading to increased efficiency, cost savings, and improved experiences for students and staff. We will proactively introduce our intellectualized operational services to more universities and colleges to provide students access to educational resources regardless of the location or device, increasing the potential for learning and teaching through cooperation with peers and experts worldwide and optimizing facilities to create a sustainable campus.

Our net revenues increased from RMB 443.9 million in 2017 to RMB 531.5 million in 2018 and increased to RMB 583.9 million (US$ 83.9 million) in 2019. The increase from 2017 to 2018 was mainly due to the revenue from Bay State College and higher student enrollment in our K-12 schools. The increase from 2018 to 2019 was mainly due to higher student enrollment for both 2018 to 2019 and 2019 to 2020 academic years in K-12 schools and CP&CE Programs.

Our net income/loss changed from RMB 44.9 million profit in 2018 to RMB 100.4 million (US$ 14.4 million) loss in 2019.

Net revenues from our K-12 Schools segment accounted for 52.4%, 52.3% and 53.7% of our total net revenues in 2017, 2018 and 2019, respectively. Net revenues from our CP&CE Programs accounted for 47.6%, 47.7% and 46.3% of our total net revenues in 2017, 2018 and 2019, respectively.

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

The overall economic growth and the increase in the GDP per capita in China have led to a significant increase in spending on education in China. In addition, education is a welcomed and supported industry in China, which means that education service providers often get preferential treatment in terms of infrastructure support and tax rates. We anticipate that the demand for private education and career enhancement training in China will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the education and career enhancement industries in China, which in turn may harm our business and results of operations. We are subject to a legal regime consisting of regulations governing various aspects of our business such as regulations on education, software, internet, audio-video broadcasting, tax, information security, privacy, copyright and trademark protection and foreign exchange. These regulations are evolving and are subject to frequent changes which may materially adversely affect our business in all aspects such as the operation of our K-12 schools, tutoring centers, career enhancement centers and training offices through the VIE structure, the engagement of public school teachers and the organization of classes with large-size attendance in our tutoring centers, the establishment of new colleges and the offering of our online services. Although we do not possess the land use right certificates or building ownership certificates with respect to some of our owned real properties, and the lessors of some of our leased properties do not have effective ownership certificates, we believe the risk is remote that our ability to maintain and obtain or renew our licenses or permits for our business operations will be adversely affected by such issues.

Specific factors affecting our results of operations

While our business is influenced by factors affecting the education and career enhancement industries in China generally and by conditions in each of the geographic markets we serve within China, we believe our business is more directly affected by company-specific factors, including, among others:

•	The number of student enrollments . The number of student enrollments is largely driven by the demand for the educational programs offered by K-12 Schools and CP&CE Programs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our tutoring centers, K-12 schools, career enhancement centers and college, and training offices, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We plan to continue to add new offerings to better attract students of different needs and provide cross-selling opportunities.

•	The amount of fees we charge . We determine course fees for our tutoring and career enhancement services primarily based on demand for our courses, the targeted market for our courses, the geographic location and capacity of the center, costs of delivering our services, and the course fees charged by our competitors for the same or similar courses.

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

•	Our costs and expenses . We incur costs and expenses at both the head quarter level and at our tutoring centers, K-12 schools, career enhancement centers and training offices. Our most significant costs are compensation and social welfare paid to/for our teachers and rent expense. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

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

Effects of disposals and other strategic plans

On August 31, 2017, we sold the 100% equity interest in Ambow Online to a third party for nil consideration. After the disposal, Ambow Online and its remaining VIE Suzhou Wenjian were no longer consolidated by us. On September 30, 2017, we sold the 100% equity interest in 21st Century Training Center to a third party, with a consideration of RMB 1 yuan. After the disposal, 21st Century Training Center was no longer consolidated by us. Please refer to Note 26 to the audited consolidated financial statements for details.

In 2018 and 2019, we closed several subsidiaries and schools through the deregistration procedures of local governmental and corporate service institutions. Those subsidiaries and schools had no business operations and had accumulated deficits for years. As a result, we recognized gain from deregistration of those subsidiaries and schools in a collective amount of RMB 2.9 million and RM 1.8 million in 2018 and 2019, respectively.

In June 2019, we entered into a Membership Interest Purchase Agreement (“MIPA”) with Laureate Education (“the seller”), to acquire 100% of the outstanding membership interest in NewSchool of Architecture and Design, LLC. NewSchool is a for-profit institution of higher education based in San Diego, California, that offers undergraduate and graduate degrees and non-degree certificates in Architecture, Design and Construction Management. This acquisition was closed in March 2020. According to the calculation methodology of the purchase price pursuant to the MIPA and estimates from the seller, the estimated closing purchase price was 1 dollar at the closing date and subject to later adjustment which would be agreed by us and seller. We are evaluating the final purchase price and accounting treatment upon such acquisition.

There were no other material disposals during the years 2018 and 2019.

Key financial performance indicators

Our key financial performance indicators consist of our net revenues, cost of revenues gross profit and operating expenses, which are discussed in greater detail below. The following table sets forth our net revenues, cost of revenues and gross profit, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	443,924	100.0	531,508	100.0	583,909	83,873	100.0
Cost of revenues	(256,395)	(57.8)	(338,143)	(63.6)	(388,894)	(55,861)	(66.6)
Gross Profit	187,529	42.2	193,365	36.4	195,015	28,012	33.4

Net revenues

In 2017, 2018 and 2019, we generated net revenues of RMB 443.9 million, RMB 531.5 million and RMB 583.9 million (US$ 83.9 million), respectively.

The increase from 2017 to 2018 was mainly due to revenues from Bay State College and higher student enrollment for both 2017-2018 and 2018-2019 academic years in K-12 schools.

The increase from 2018 to 2019 was mainly due to higher student enrollment for both 2018-2019 and 2019-2020 academic years in K-12 schools and CP&CE Programs.

We derived net revenues from our two reportable segments in terms of percentages of our overall net revenues as follows in 2017, 2018 and 2019:

	For the Years Ended December 31,
	2017	2018	2019
	%	%	%
K-12 Schools:	52.4	52.3	53.7

CP&CE Programs:	47.6	47.7	46.3

K-12 Schools . We operated three K-12 schools as of December 31, 2019. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly take place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB 3,000 to RMB 80,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 60 students per class.

CP&CE Programs . Our CP&CE Programs include tutoring services and career enhancement services. Our tutoring service provided educational services in our 25 tutoring centers as of December 31, 2019. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to nine months. The most significant factors that directly affect our net revenues in our tutoring services are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB 100 to RMB 16,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are delivered in class settings ranging from 4 students to 20 students per class. In addition, we also deliver these services in premium classes, including one-on-one tutoring.

Our career enhancement services are provided in our 32 career enhancement centers, which include 5 career centers, 26 training offices and one career enhancement college. We recognize revenues over the period of the services, which typically ranges from several days to 12 months. Course fees are either collected in advance and recorded as deferred revenues or recorded as accounts receivable and collected within credit periods. The most significant factors that directly affect our revenues in our career enhancement segment are the number of enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as soft skills, information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB 400 to RMB 20,000 per program with course lengths ranging from several days to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class. The corporate trainings are all tailor-made according to customer companies’ requirements, and normally are delivered to 10 to 30 persons per course.

Cost of revenues

Cost of revenues for our educational and career enhancement programs and services primarily consists of:

•	Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools, tutoring centers and career enhancement centers. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;

•	Rental payments for the operation of our school and center properties;

•	Depreciation and amortization of properties and equipment used in the provision of educational and career enhancement services and accommodation facilities;

•	Utilities used in our schools and center properties and accommodation facilities; and

•	Amortization of student population intangible assets.

•	K-12 Schools . Cost of revenues for our K-12 Schools segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property and equipment used in the provision of educational services and accommodation facilities and, to a lesser extent, costs of course materials.

•	CP&CE Programs . Cost of revenues for our CP&CE Programs segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, and depreciation and amortization of property and equipment used in the provision of educational services.

Gross profit

Gross profit as a percentage of our net revenues was 42.2%, 36.4% and 33.4% in 2017, 2018 and 2019, respectively. The change in gross profit margin from 2017 to 2018 was mainly due to lower profit margin at Bay State College, as the Company is in the process of consolidating its business operation. The change in gross profit margin from 2018 to 2019 was mainly due to additional investments in new programs and new technology deployment.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	443,924	100	531,508	100	583,909	83,873	100
Operating expenses:
Selling and marketing	(36,710)	(8.3)	(43,751)	(8.2)	(55,721)	(8,004)	(9.5)
General and administrative	(142,252)	(32.0)	(132,718)	(25.0)	(194,417)	(27,926)	(33.3)
Research and development	(6,262)	(1.4)	(1,513)	(0.3)	(3,793)	(545)	(0.6)
Impairment loss	-	-	-	-	(38,754)	(5,567)	(6.6)

Total operating expenses	(185,224)	(41.7)	(177,982)	(33.5)	(292,685)	(42,042)	(50.1)

Selling and marketing expenses . Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The increase in selling and marketing expenses was primarily due to more marketing activities to promote student enrollment.

General and administrative expenses .. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities as well as bad debt provision. Our general and administrative expenses as a percentage of net revenues increased from 25.0% in 2018 to 33.3% in 2019, which was mainly due to additional investments in new programs and new technology deployment as well as the increase in staff compensation, and a one-time reversal of the bad debt expense from collection of a historical receivable in 2018.

Research and development expenses .. Our research and development expenses primarily consist of compensation, benefits and other headcount-related costs associated with the development of our online education technology platform and courseware and outsourced development costs. The increase was mainly due to higher spending on research expenses.

Impairment loss . Our impairment loss was related to the impairment of goodwill and intangible assets. See Note 10 and Note 11 to audited consolidated financial statements for further detail.

Share-based compensation expenses .. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based expenses:
General and administrative	(4,640)	100.0	(8,121)	100.0	(1,624)	(233)	100.0

Total share-based expenses	(4,640)	100.0	(8,121)	100.0	(1,624)	(233)	100.0

Our predecessor entity, Ambow Education Co., Ltd., adopted the 2010 Equity Incentive Plan in June 2010 and became effective upon completion of our 2010 IPO. On December 21, 2018, we adopted the Amended and Restated 2010 Plan, which became effective upon the approval from the Board of Directors and shareholders. See “Item 6 — Directors, Senior Management and Employees — Compensation—Equity-based compensation plans.” From 2015 to 2019, we only granted restricted share to our employees. No options were granted. We have adopted the provisions of ASC 718 “Stock Compensation” for the restricted shares we granted. For restricted shares granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the restricted shares.

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

As of December 31, 2018 and 2019, the payable balances for VAT were RMB 9.0 million and RMB 10.6 million, respectively.

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

As of December 31, 2018 and 2019, the payable balances for business tax were RMB 18.4 million and RMB 18.5 million, respectively.

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

The determination of our provision for income taxes, particularly for private schools, is subject to uncertainty. The strict application of the EIT Law indicates that certain of our private schools are subject to income tax of 25% after January 1, 2008. For those private schools where the tax authorities have not determined a deemed fixed amount or deemed fixed rate for the purposes of calculating income tax payable, we have assumed that income tax of 25% is payable. However, as of December 31, 2019, no detailed implementation guidance has been provided to local tax authorities on how to apply the EIT Law to private schools. It is possible that, upon the introduction of the detailed implementation guidance, we may find ourselves in a position whereby income tax is not payable for periods prior to the release of the detailed guidance.

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

The entities apart from the consolidated VIEs mainly include Ambow, Ambow Shengying, Ambow Chuangying, Ambow Yuhua, Ambow University Inc., Ambow NSAD Inc., Ambow BSC Inc., Bay State College, three holding companies registered in Cayman and six holding companies registered in Hong Kong. Assets and liabilities of these entities mainly include cash, current accounts balances of inter-group financing and transactions and leasehold improvement. Except for Bay State College, operations of these entities are mainly inter-group financing and business management.

The company deconsolidates a subsidiary or derecognizes a group of assets as of the date the company ceases to have a controlling financial interest in that subsidiary or group of assets.

The separated VIE and Non-VIE financial net revenue and net income during the year of 2017 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Net Revenue	484,757	17,806	(58,639)	443,924
Net Income	41,636	4,289	-	45,925

The separated VIE and Non-VIE financial information during the year of 2018 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalent	196,339	15,097	-	211,436
Inter-Group balances due from VIEs/Non VIEs	1,795,324	2,840,591	(4,635,915)	-
Other current assets	287,136	56,828	-	343,964
Non-current assets	259,622	95,197	-	354,819
Total Assets	2,538,421	3,007,713	(4,635,915)	910,219
Inter-Group balances due to VIEs/Non VIEs	2,890,093	1,773,450	(4,663,543)	-
Other current liabilities	527,339	117,808	-	645,147
Non-current liabilities	-	2,301	-	2,301
Total Liabilities	3,417,432	1,893,559	(4,663,543)	647,448
Equity	(879,011)	1,114,154	27,628	262,771
Net Revenue	447,844	83,674	(10)	531,508
Net Income/(loss)	66,185	(21,245)	-	44,940

The separated VIE and Non-VIE financial information during the year of 2019 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalent	94,967	62,633	-	157,600
Inter-Group balances due from VIEs/Non VIEs	1,881,047	2,697,862	(4,578,909)	-
Other current assets	213,126	28,914	-	242,040
Non-current assets	376,291	244,868	-	621,159
Total Assets	2,565,431	3,034,277	(4,578,909)	1,020,799
Inter-Group balances due to VIEs/Non VIEs	2,879,536	1,720,967	(4,600,503)	-
Other current liabilities	527,330	81,654	-	608,984
Non-current liabilities	120,445	127,774	-	248,219
Total Liabilities	3,527,311	1,930,395	(4,600,503)	857,203
Equity	(961,880)	1,103,882	21,594	163,596
Net Revenue	503,221	80,688	-	583,909
Net Loss	(45,739)	(54,687)	-	(100,426)

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

We have two reportable segments: 1) K-12 Schools, 2) CP&CE. K-12 schools provide K-12 full curriculums educational services to pre-school children, primary and secondary students in China. CP&CE Programs offer tutoring services to pre-school children, primary and secondary students, provide vocational education services to undergraduate students in partner colleges, provide boarding and accommodation services to partner colleges or corporate customers, provide short term outward bound and in-house training services to corporate clients, and provide intellectualized operational services to corporate clients, colleges and universities. Bay State College in U.S. under CP&CE Programs offers career-focused post-secondary educational services to undergraduate students in U.S.

For individual customers including pre-school children, primary and secondary students and undergraduate students, usually there are no written formal contracts between us and the students according to business practice. Records with student’s name, grades, tuition and fee collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities. For colleges and corporate clients, there are written formal contracts with these customers which recorded service fee, service period, each party’s rights and obligations and payment terms.

For individual customers including pre-school children, primary and secondary students and undergraduate students, our performance obligations are to provide acknowledged academic education from kindergarten till grade twelve to school-aged students within academic years, extracurricular tutoring services and post-secondary education with Associates and Bachelor’s programs within agreed-upon periods respectively. For college and corporate customers, our performance obligations are to provide customized vocational educational services to college students within academic years; or to provide boarding and accommodation services to customers for agreed-upon periods; or to provide short term outward bound and in-house training services to corporate clients within agreed-upon periods; or to provide intellectualized operational services and warranty of agreed period of time.

For individual customers including pre-school children, primary and secondary students and undergraduate students, transaction price of each customer is the tuition and fee received normally up front. For college and corporate customers, transaction price of each customer is the service fee defined in the contract, net of value added tax, and would be received either up front or within payment terms depending on each contract. Circumstances like other variable consideration, significant financing component, noncash consideration, consideration payable to a customer did not exist.

For individual, college and corporate customers, we identify one performance obligation. The transaction prices are allocated to the one performance obligation. For intellectualized operational services to corporate customers, we identify two distinct performance obligations, which is to provide intellectualized operational services and warranty, since customers obtain different benefits from the two services separately and these two services are usually quoted to customers with stand-alone prices, which are determined by cost of services plus certain amount of profit. The transaction price from the contract is allocated according to stand-alone selling prices of each obligation.

For individual customers including pre-school children, primary and secondary students and undergraduate students, we satisfy performance obligations to students over time, and recognizes revenue according to tutoring hours or school days consumed in each month of a semester. For vocational education services, outbound and in-house training services, and boarding and accommodation services to college and corporate customers, we satisfy performance obligations to customers over time, and recognizes revenue according to the number of months within the academic year, or training days consumed in each month, or boarding service days within each month. For intellectualized operational service to corporate clients, we satisfy performance obligations to customers over time, use the cost-based input method to depict its performance in transferring control of services promised to the clients. Such input measure is determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion. For performance obligation of warranty, the change of control would be transferred to the customer over time. Accordingly we recognize revenue using a straight line method within the whole warranty period.

Intangible assets, net

Intangible assets represent brand, software, trade name, student population, corporative agreement, customer relationship, license, trademark, workforce and non-compete agreement. The software was initially recorded at historic acquisition costs or cost directly incurred to develop the software during the application development stage that can provide future benefits, and amortized on a straight-line basis over estimated useful lives.

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships, which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. We review identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (see Note 10-”Intangible assets, net” to the audited consolidated financial statements for additional information):

Software	2 years to 10 years
Student populations	1.8 years to 15 years
Cooperative agreements	1.3 years to 10 years
License	10 years
Trademark	3 years
Workforce	2 years
Trade names	Indefinite
Brand	Indefinite

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

We performed impairment testing of indefinite-lived intangible assets in accordance with ASC 350, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing qualitative assessment. When these events occur, the Group estimates the fair value of these trade names with the Relief from Royalty method (“RFR”), which is one of the income approaches. RFR method is generally applied for assets that frequently licensed in exchange for royalty payments. As the owner of the asset is relieved from paying such royalties to a third party for using the asset, economic benefit is reflected by notional royalty savings. An impairment loss is recognized for any excess in the carrying value over the fair value of trade names.

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

We adopted the guidance on accounting for uncertainty in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate. See Note 17 (c) to audited consolidated financial statements for additional information.

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

Lease

We adopted Accounting Standards Update (“ASU”) 2016-02 Leases (“ASC 842”) as of January 1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. Therefore, we have not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before January 1, 2019. We elected the package of practical expedients permitted under the transition guidance within the new standard, which among others things (i) allowed us to carry forward the historical lease classification; (ii) did not require us to reassess whether any expired or existing contracts are or contain leases; (iii) did not require us to reassess initial direct costs for any existing leases.

We identify lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, we recognize operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term. For finance lease, we recognize finance lease right-of-use assets. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using our incremental borrowing rate over a similar term of the lease payments at lease commencement. Some of the Group’s lease agreements contain renewal options; however, the Group do not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that the Group is reasonably certain of renewing the lease at inception or when a triggering event occurs. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating lease

When none of the criteria of finance lease are met, a lessee shall classify the lease as an operating lease.

Finance lease

We classify a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

c.	The lease term is for the major part of the remaining economic life of the underlying asset;

d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Share-based compensation

We grant share options/restricted shares to our employees and directors. Cost of employee services received is measured at the grant-date using the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. Share-based compensation expense is recorded on a straight-line basis over the requisite service period, generally ranging from one year to four years.

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

Summary of Consolidated Statements of Operations

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
- Educational programs and services	432,754	525,134	582,706	83,700
- Intellectualized operational services	11,170	6,374	1,203	173
Total net revenues	443,924	531,508	583,909	83,873
COST OF REVENUES:
- Educational programs and services (1)	(249,400)	(331,939)	(383,635)	(55,106)
- Intellectualized operational services	(6,995)	(6,204)	(5,259)	(755)
Total cost of revenues	(256,395)	(338,143)	(388,894)	(55,861)
GROSS PROFIT	187,529	193,365	195,015	28,012
Operating expenses:
Selling and marketing (1)	(36,710)	(43,751)	(55,721)	(8,004)
General and administrative (1)	(142,252)	(132,718)	(194,417)	(27,926)
Research and development (1)	(6,262)	(1,513)	(3,793)	(545)
Impairment loss	-	-	(38,754)	(5,567)
Total operating expenses	(185,224)	(177,982)	(292,685)	(42,042)
OPERATING INCOME/(LOSS)	2,305	15,383	(97,670)	(14,030)
OTHER INCOME	53,234	33,055	10,161	1,459
Income/(loss) before income tax and non-controlling interest	55,539	48,438	(87,509)	(12,571)
Income tax expense	(9,614)	(3,498)	(12,917)	(1,855)
NET INCOME/(LOSS)	45,925	44,940	(100,426)	(14,426)
Less: Net loss contributable to non-controlling interest	(538)	(50)	(485)	(70)
NET INCOME/(LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	46,463	44,990	(99,941)	(14,356)
NET INCOME/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	46,463	44,990	(99,941)	(14,356)

(1)	Includes depreciation and amortization of RMB 22.7 million, RMB 26.3 million and RMB 26.8 million (US$ 3.9 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

Year ended December 31, 2019 compared with year ended December 31, 2018

Net revenues . Our net revenues increased by 9.9% from RMB 531.5 million in 2018 to RMB 583.9 (US$ 83.9 million) in 2019. The increase was mainly driven by higher student enrollment for both the 2018-2019 and 2019-2020 academic years in K-12 schools and CP&CE Programs.

Cost of revenues . Our cost of revenues increased by 15.0% from RMB 338.1 million in 2018 to RMB 388.9 million (US$ 55.9 million) in 2019. The increase was mainly due to higher compensation for our teaching faculty and additional investments in new programs and new technology deployment.

Gross profit . Gross profit as a percentage of our net revenues decreased from 36.4% in 2018 to 33.4% in 2019. The decrease was mainly due to additional investments in new programs and new technology deployment.

Operating expenses . Our total operating expenses increased by 64.4% from RMB 178.0 million in 2018 to RMB 292.7 million (US$ 42.0 million) in 2019. This increase was mainly due to more marketing activities to promote student enrollment, additional investments in new programs and new technology deployment, increase in staff compensation, an impairment loss of goodwill and intangible assets in RMB 38.8 million recorded in 2019, and a one-time reversal of the bad debt expense from collection of a historical receivable in 2018.

•

Selling and marketing expenses . Our selling and marketing expenses increased by 27.4% from RMB 43.8 million in 2018 to RMB 55.7 million (US$ 8.0 million) in 2019. The increases were mainly due to more marketing activities to promote student enrollment.

•	General and administrative expenses . Our general and administrative expenses increased by 46.5% from RMB 132.7 million in 2018 to RMB 194.4 million (US$ 27.9 million) in 2019. The increase in 2019 was mainly due to additional investments in new programs and new technology deployment, increase in staff compensation, and a one-time reversal of the bad debt expense from collection of a historical receivable in 2018.

•	Research and development expenses . Our research and development expenses increased by 150.7% from RMB 1.5 million in 2018 to RMB 3.8 million (US$ 0.5 million) in 2019. It was mainly caused by more spending on research expenses due to the increase in headcount.

Other income, net. We recorded net other income of RMB 10.2 million (US$ 1.5 million) in 2019, compared to net other income of RMB 33.1 million in 2018. The decrease was mainly due to RMB 15.2 million gain on derecognition of liabilities in 2018 which was nil in 2019.

Income tax expense . Our income tax expense changed from RMB 3.5 million expense in 2018 to RMB 12.9 million (US$ 1.9 million) expense in 2019.

Net income/(loss) . According to above mentioned factors, our net income/(loss) changed from income of RMB 44.9 million in 2018 to loss of RMB 100.4 million (US$ 14.4 million) in 2019.

 Year ended December 31, 2018 compared with year ended December 31, 2017

Net revenues . Our net revenues increased by 19.7% from RMB 443.9 million in 2017 to RMB 531.5 in 2018. The increase was mainly driven by revenues from Bay State College and higher student enrollment for both 2017-2018 and 2018-2019 academic years in K-12 schools.

Cost of revenues . Our cost of revenues increased by 31.9% from RMB 256.4 million in 2017 to RMB 338.1 million in 2018. There was an increase in performance-based compensation for teaching faculties and the cost of revenue from Bay State College.

Gross profit . Gross profit as a percentage of our net revenues decreased from 42.2% in 2017 to 36.4% in 2018. The decrease was mainly driven by lower profit margin at Bay State College, as the Company is in the process of consolidating its business operation.

Operating expenses . Our total operating expenses decreased by 3.9% from RMB 185.2 million in 2017 to RMB 178.0 million in 2018. This decrease was mainly due to lower general and administrative expenses and lower research and development expenses in 2018 compared to 2017.

•	Selling and marketing expenses . Our selling and marketing expenses increased by 19.3% from RMB 36.7 million in 2017 to RMB 43.8 million in 2018. The increases were mainly due to the consolidation of Bay State College.

•	General and administrative expenses . Our general and administrative expenses decreased by 6.7% from RMB 142.3 million in 2017 to RMB 132.7 million in 2018. The decrease in 2018 was the combined effect from consolidation of Bay State College, and the recovered receivables in the amount of RMB 20.0 million allowing us to reverse the bad debt expense from 2012. The receivables had been due from Xihua Group and the bad debt allowance had been written off in 2012 with an amount of RMB 46.8 million. At that time, because our management was focused on the JPL process, we did not have enough resources to put towards collection of such receivables. In 2018 Xihua Group was seeking for a business cooperation arrangement with us, which led to our ability to collect the receivable. As of December 31, 2018, RMB 20.0 million has been fully collected by us.

•	Research and development expenses . Our research and development expenses decreased by 76.2% from RMB 6.3 million in 2017 to RMB 1.5 million in 2018. It was mainly caused by lower spending on research expenses due to the decrease in headcount.

Other income (expense), net. We recorded net other income of RMB 33.1 million in 2018, compared to net other income of RMB 53.2 million in 2017. The decrease was mainly due to the disposal gain of RMB 38.1 million of 21st Training Center and Ambow Online during the year 2017 and offset by the gain from derecognition of liabilities of RMB 15.2 million in 2018. We review our accrued liabilities periodically to ensure they are active and with reasonable possibility to pay.

Income tax (expense)/benefit . Our income tax (expense)/ benefit changed from RMB 9.6 million expense in 2017 to RMB 3.5 million expense in 2018.

Net (loss)/income . According to above mentioned factors, our net (loss)/income changed from income of RMB 45.9 million in 2017 to income of RMB 44.9 million in 2018.

Discussion of segment operations

In the years before 2019, we used to have four operating segments which were Tutoring, K-12 Schools, Career Enhancement and Others. These four operating segments were also identified as reportable segments. The reportable segments of Tutoring and K-12 schools were grouped under the “Better Schools” division because the segments offer programs and education services using a standards-based curriculum that enables students to improve their academic results and educational opportunities. The reportable segment of Career Enhancement was classified under the “Better Jobs” division because the segment offers services and programs that facilitate post-secondary students to obtain more attractive employment opportunities. The reportable segment of Others represents the intellectualized operational services provided, and was classified under the “Others” division.

From 2019 and onwards, we have changed our management approach in the way to organize segments for making operating decisions and assessing performance after the shift of business development focus. In the past few years, in order to organize resources and enhance future growth, we have suspended some non-performing business units in Tutoring segment. On the other hand, with the higher demand in tertiary level education in China market and the acquisition of Bay State College, we decided to shift the business focus to career enhancement educational services and empowering students with the drive and skills to build a better career. Considering the business development trends and shift, we decided to reorganize the reportable segments into two segments: 1) K-12 schools, 2) CP&CE Programs. There are no changes in the classification of K-12 schools. CP&CE Programs include the previous Tutoring, Career Enhancement and Others. There are no changes on the measurement methods used to determine reported segment profit or loss and total assets along with these reportable segments. We have restated the corresponding items of segment information for the years of 2017 and 2018 according to the new reportable segments as blow.

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
K-12 Schools	232,433	277,790	313,747	45,067
CP&CE Programs	211,491	253,718	270,162	38,806
Total net revenues of reportable segments and the company	443,924	531,508	583,909	83,873
Cost of revenues:
K-12 Schools	(152,509)	(178,645)	(197,064)	(28,306)
CP&CE Programs	(103,886)	(159,498)	(191,830)	(27,555)
Total costs of revenues of reportable segments and the company	(256,395)	(338,143)	(388,894)	(55,861)
Gross profit
K-12 Schools	79,924	99,145	116,683	16,761
CP&CE Programs	107,605	94,220	78,332	11,252
Total gross profit of reportable segments and the company	187,529	193,365	195,015	28,012
Gross margin
K-12 Schools	34.4%	35.7%	37.2%	37.2%
CP&CE Programs	50.9%	37.1%	29.0%	29.0%
Total gross margin of reportable segments and the company	42.2%	36.4%	33.4%	33.4%

Year ended December 31, 2019 compared with year ended December 31, 2018

K-12 Schools

Net revenues from our K-12 Schools segment increased from RMB 277.8 million in 2018 to RMB 313.7 million (US$ 45.1 million) in 2019. The increase was primarily driven by increased student enrollment in K-12 schools for the 2018-2019 and 2019-2020 academic year.

Cost of revenues from our K-12 Schools segment increased from RMB 178.6 million in 2018 to RMB 197.1 million (US$ 28.3 million) in 2019. The increase was primarily due to more supporting direct cost related to the increase in student enrollment and an increase in performance-based compensation for teaching faculties in 2019.

Gross profit as a percentage of our net revenues from our K-12 Schools segment was 35.7% in 2018 and 37.2% in 2019. The change in the gross profit margin was mainly from the increase of net revenue.

CP&CE Programs

Net revenues from our CP&CE Programs segment increased from RMB 253.7 million in 2018 to RMB 270.2 million (US$ 38.8 million) in 2019. The increase was mainly from higher student enrollment from tutoring services.

Cost of revenues in our CP&CE Programs segment increased from RMB 159.5 million in 2018 to RMB 191.8 million (US$ 27.6 million) in 2019, which included increased compensation of teaching faculties and additional investments in new programs and new technology deployment.

Gross profit as a percentage of our net revenues from our CP&CE Programs segment was 37.1% in 2018 and 29.0% in 2019. The decrease in gross margin was mainly due to the additional investment in new programs and new technology deployment.

Year ended December 31, 2018 compared with year ended December 31, 2017

K-12 Schools

Net revenues from our K-12 Schools segment increased from RMB 232.4 million in 2017 to RMB 277.8 million in 2018. The increase was primarily driven by increased student enrollment in K-12 schools for the 2017-2018 and 2018-2019 academic year.

Cost of revenues from our K-12 Schools segment increased from RMB 152.5 million in 2017 to RMB 178.6 million in 2018. The increase was primarily due to more supporting direct cost related to the increase in student enrollment and an increase in performance-based compensation for teaching faculties in 2018.

Gross profit as a percentage of our net revenues from our K-12 Schools segment was 34.4% in 2017 and 35.7% in 2018. The change in the gross profit margin was not significant.

CP&CE Programs

Net revenues from our CP&CE Programs segment increased from RMB 211.5 million in 2017 to RMB 253.7 million in 2018. The increase was mainly caused by the revenue generated by Bay State College.

Cost of revenues in our CP&CE Programs segment increased from RMB 103.9 million in 2017 to RMB 159.5 million in 2018, which was in line with the increase in revenue.

Gross profit as a percentage of our net revenues from our CP&CE Programs segment was 50.9% in 2017 and 37.1% in 2018. The decrease in gross margin was mainly due to the lower profit margin at Bay State College, as we were in the process of consolidating its business operation.

B.	Liquidity and Capital Resources

As of December 31, 2019, our consolidated current liabilities exceeded our consolidated current assets by RMB 209.3 million. Our consolidated net assets were amounting to RMB 163.6 million as of December 31, 2019.

Our principal sources of liquidity have been cash provided by operating activities. We have net cash used in operating activities of RMB 10.2 million, net cash provided by operating activities in RMB 25.4 million and RMB 20.2 million for the years of 2019, 2018 and 2017, respectively. The cash outflow in 2019 was mainly caused by more cash spending on compensation, rental, marketing and other operating expenses. As of December 31, 2019, we had RMB 157.6 million in unrestricted cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. As of December 31, 2019, we had RMB 95.0 million in unrestricted cash and cash equivalents from VIEs.

Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage cost and operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

Most recently, from the beginning of 2020, in response to the global spread of a novel coronavirus pandemic, also known as COVID-19, businesses and schools in China have been suspended since the end of January 2020 as part of quarantine measures to contain the pandemic. Our K-12 schools and training centers in China have been closed since then and the reopening time is postponed until further notice from local authorities. Bay State College in U.S. is currently moving all courses online in response to social distancing needs and precautionary measures. The pandemic may adversely affect our liquidity resources, including but not limited to delayed collection of tuition and fees.

We had approximately RMB 57.5 million and RMB 31.0 million short term investments, available for sale and short term investments, held to maturity as of December 31, 2019, which was held as short-term investments to be liquid on the expiration date before the end of 2020. Besides, according to our historical experience and knowledge, the management believed that certain current liabilities could be delayed for cash payment through arrangements.

Historically, we have addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings and the sale of subsidiaries and other non-performing assets. In 2019 we filed a Form F-3 with the Securities and Exchange Commission to register securities with a maximum aggregate offering amount not to exceed $100 million. In 2019, our business plan focused on expanding existing business, exploring innovation in service portfolio, investing in new technology to build up education service platforms, improving operation efficiency and profitability, and enhancing our internal control procedures. Actions include establishing new tutoring centers and training offices, continuing to roll out the career-oriented Cross-Border College Program across U.S. and China, implementing comprehensive budget control and operation assessment, implementing enhanced vendor review and selection processes as well as enhancing internal controls on payable management, create synergy of our resources, and put forward efforts to pursue historical receivables. From 2020 and onwards, we are focusing on the development of core cash-generating business and will implement more stringent cost and expense controls than previous years, including but not limited to cut down numbers of employees, require strict pre-purchase application and approval, suspend certain business consuming more cash than earned etc.

We are taking a series of measures to respond to the negative impact from the pandemic, including offering online programs and services, cut down compensation cost, reducing other costs and expenses for savings, negotiating for relief or postpone of rentals for this special period of time and seeking for certain credit facilities etc. Moreover, along with the control of the pandemic in China, local authority of Jiangsu Province have announced the reopening time schedule of local K-12 schools in the beginning of April 2020, which include Shuyang K-12 within us. Other provinces of China are estimated to follow and announce their own reopening time schedules of schools in the next. The collection of tuition and fees are expected to gradually recover accordingly. There has no liquidity concerns noted in the next 12 months according to our cash flow projection.

We believe that available cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable us to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and we have prepared the consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations and we expect that we will require additional capital in order to execute its longer-term business plan. If we encounter unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing our business development activities, suspending the pursuit of its business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that we will raise additional capital if needed.

Condensed summary of our cash flows

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	20,210	25,445	(10,210)	(1,468)
Net cash used in investing activities	(61,078)	(28,520)	(33,153)	(4,761)
Net cash provided by/(used in) financing activities	39,205	46,872	(40,620)	(5,835)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	66	58	75	11
Net change in cash, cash equivalents and restricted cash	(1,597)	43,855	(83,908)	(12,053)
Cash, cash equivalents and restricted cash at beginning of year	199,250	197,653	241,508	34,691
Cash, cash equivalents and restricted cash at end of year	197,653	241,508	157,600	22,638

Operating activities

Net cash used in operating activities amounted to RMB 10.2 million (US$ 1.5 million) in the year ended December 31, 2019, as compared to net cash provided by operating activities of RMB 25.4 million in the year ended December 31, 2018 and net cash provided by operating activities of RMB 20.2 million in the year ended December 31, 2017.

Net cash used in operating activities in the year ended December 31, 2019 was primarily attributable to net loss of RMB 100.4 million (US$ 14.4 million), an increase in other non-current assets of RMB 13.5 million (US$ 1.9 million), a decrease in accrued and other liabilities of RMB 38.3 million (US$ 5.5 million), a gain from deregistration of subsidiaries of RMB 1.8 million (US$ 0.3 million), a gain from fair value change of contingent consideration payable of RMB 1.3 million (US$ 0.2 million), an increase in accounts receivable of RMB 3.0 million (US$ 0.4 million), partially offset by depreciation and amortization of RMB 26.8 million (US$ 3.9 million), share-based compensation expense of RMB 1.6 million (US$ 0.2 million), an increase in bad debt provision of RMB 6.0 million (US$ 0.9 million), an increase in impairment loss of RMB 38.8 million (US$ 5.6 million), an increase in deferred income tax of RMB 6.7 million (US$ 1.0 million), an increase in income tax payable of RMB 5.8 million (US$ 0.8 million), an increase in deferred revenue of RMB 13.1 million (US$ 1.9 million), a decrease in prepaid and other current assets of RMB 6.7 million (US$ 1.0 million), amortization of operating lease right of use-asset of RMB 30.6 million (US$ 4.4 million) and an increase in operating lease liability of RMB 12.4 million (US$ 1.8 million).

Net cash provided by operating activities in the year ended December 31, 2018 was primarily attributable to net income of RMB 44.9 million, depreciation and amortization of RMB 26.3 million, share-based compensation expense of RMB 8.1 million, a decrease in accounts receivables of RMB 1.8 million, an increase in income tax payable of RMB 5.2 million, an increase in deferred revenue of RMB 9.7 million, partially offset by reversal of bad debt provision of RMB 5.6 million, and increase in other non-current assets of RMB 3.2 million, a decrease in accrued and other liabilities of RMB 29.4 million, a decrease in accounts payable of RMB 7.9 million, a gain from deregistration of subsidiaries of RMB 2.9 million, a gain from derecognition of liabilities of RMB 15.2 million, a gain from fair value change of contingent consideration payable of RMB 5.4 million, an increase in prepaid and other current assets of RMB 6.8 million, and a deferred income tax of RMB 2.2 million.

Investing activities

Net cash used in investing activities amounted to RMB 33.2 million (US$ 4.8 million) in the year ended December 31, 2019 as compared to RMB 28.5 million net cash outflow in the year ended December 31, 2018 and RMB 61.1 million net cash outflow in the year ended December 31, 2017.

Net cash used in investing activities in the year ended December 31, 2019 was mainly attributable to purchase of available-for-sale investments of RMB 219.0 million (US$ 31.5 million), purchase of held-to-maturity investments of RMB 387.0 million (US$ 55.6 million), payment as result of disposal of subsidiaries RMB 25.5 million (US$ 3.7 million), loan to third party of RMB 25.0 million (US$ 3.6 million), purchase of other non-current assets of RMB 54.1 million (US$ 7.8 million), purchase of property and equipment of RMB 8.7 million (US$ 1.3 million), and prepayment for leasehold improvement of RMB 8.1 million (US$ 1.2 million), partially offset by proceed from available-for-sale investments of RMB 210.0 million (US$ 30.2 million), proceeds from collection of loan receivables of RMB 58.7 million (US$8.4 million) and proceed from held-to-maturity investments of RMB 426.0 million (US$ 61.2 million).

Net cash used in investing activities in the year ended December 31, 2018 was mainly attributable to purchase of available-for-sale investments of RMB 222.0 million, purchase of held-to-maturity investments of RMB 671.0 million, payment as result of disposal of subsidiaries RMB 112.0 million, purchase of other non-current assets of RMB 1.6 million, purchase of property and equipment of RMB 8.8 million, and prepayment for leasehold improvement of RMB 9.9 million, partially offset by proceed from available-for-sale investments of RMB 303.0 million and proceed from held-to-maturity investments of RMB 694.0 million.

Financing activities

Our financing activities consist primarily of issuance of ordinary shares and minority shareholder capital injection. Net cash used in financing activities amounted to RMB 40.6 million (US$ 5.8 million) in the year ended December 31, 2019, as compared to net cash provided amounted to RMB 46.9 million in the year ended December 31, 2018 and net cash provided of RMB 39.2 million in the year ended December 31, 2017.

Net cash used by financing activities in the year ended December 31, 2019 was attributable to repayment of short-term borrowings amounted to RMB 41.2 million (US$ 5.9 million), net of proceeds from minority shareholder capital injection amounted to RMB 0.6 million (US$ 0.1 million).

Net cash provided by financing activities in the year ended December 31, 2018 was attributable to proceeds from issuance of ordinary shares, net of expenses amounted to RMB 45.4 million and proceeds from minority shareholder capital injection amounted to RMB 1.5 million.

Short-term and Long-term borrowings

During 2017, we and our affiliated entities entered into various loan agreements in the aggregate amount of long-term borrowing and short-term borrowing of US$ 6.0 million with terms more and less than one year, respectively. As at December 31, 2019, we have fully repaid the borrowing of US$ 6.0 million.

Short-term and long-term borrowings consisted of the following:

		As of December 31
	Maturities	2017	2018	2019
		RMB	RMB	RMB
		(In thousands)
Long-term and short-term borrowings from third party	April 2019	39,205	41,179	-

The weighted average interest rate of the borrowings outstanding was nil per annum as of December 31, 2018 and 2019. The fair values of the borrowings approximate their carrying amounts. The weighted average borrowings for the years ended December 31, 2018 and 2019 was RMB 41.2 million and RMB 10.6 million, respectively.

The borrowings incurred interest expenses were nil for the years ended December 31, 2017, 2018 and 2019. There was neither capitalization as additions to construction in progress nor guarantee fees for each of three years ended December 31, 2019.

Capital expenditures

Our capital expenditures were RMB 7.7 million, RMB 8.8 million and RMB 8.7 million (US$ 1.3 million) in the fiscal years ended December 31, 2017, 2018 and 2019, respectively. These capital expenditures were incurred primarily for investments in property, facilities, equipment and technology.

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

Recent accounting standards

See of Notes 3(ee) to the audited consolidated financial statements for recent accounting standards that could have an effect on us.

C.	Research and Development, Patents and Licenses

We have an in-house research and development team with 52 full-time software and educational professionals as of December 31, 2019 help to develop and update our educational content based on the latest official local government curriculum of each of our specific subjects. We integrate the best content from our acquired schools, tutoring centers and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. In 2017, 2018 and 2019, we spent RMB 6.3 million, RMB 1.5 million and RMB 3.8 million (US$ 0.5 million), respectively, on research and development expenses.

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

There were no new off-balance sheet arrangements as of December 31, 2018 and 2019.

F.	Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2019.

	Payments Due by Period
	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Operating lease obligations	342.2	56.3	95.6	59.9	130.4

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of December 31, 2019.

Name	Age	Position	Class	Nationality	Residence
Jin Huang	54	President, Chief Executive Officer and Chairman of the Board	Class III	United States	China

Kia Jing Tan	47	Chief Financial Officer	N/A	Malaysia	China

Xuejun Xie	54	Vice President, Public Relationship and legal affairs	N/A	China	China

Jianguo Xue	54	Vice President, Sales	N/A	China	China

Chiao-Ling Hsu	50	Chief Operating Officer	N/A	Taiwan	China

Yanhui Ma(1)(2)	60	Director	Class III	United States	United States

Yigong Justin Chen (1)	50	Director	Class I	China	China

Ping Wu (1)(2)	55	Director	Class II	China	China

John Robert Porter	67	Director	Class II	United Kingdom	United Kingdom

(1)	Member of the audit committee

(2)	Member of the compensation committee

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

Kia Jing Tan, FCPA (Aust.), FCA (Singapore) joined Ambow as its Corporate Controller in December 2008. In March 2011, Kia Jing Tan was promoted to the position of Vice President, Finance. In July 2012, Kia Jing Tan was further promoted to the position of Acting Chief Financial Officer. In May 2015, Kia Jing Tan has started to serve as our Chief Finance Officer of Ambow Education Group. Kia Jing Tan has more than ten years’ working experience with Big Four accounting firms in both China and Singapore. He was with KPMG Shanghai from December 2002 to September 2005 and with PricewaterhouseCoopers Shanghai from October 2005 to November 2008. Prior to joining Ambow, he worked as a Senior Audit Manager in PricewaterhouseCoopers’ Shanghai office. Kia Jing Tan holds a Bachelor of Commerce degree in accounting from Deakin University, Australia. Kia Jing Tan is a Fellow Certified Practicing Accountant (FCPA) with CPA Australia and Fellow Chartered Accountant of Singapore (FCA).

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

During 2019, the aggregate cash compensation that we paid to our executive officers as a group was RMB 3.0 million (US$ 0.4 million), which includes bonuses, salaries and other benefits that were earned in 2018 and paid in 2019. We accrued fees to each non-executive directors for their services rendered to us starting from October 15, 2018. As of December 31, 2019, we accrued RMB 1.3 million (US$ 0.2 million) for director compensation. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

There were no share-based compensation expenses for the share options during the years from 2017 to 2019. As of December 31, 2018 and 2019, all share options were vested.

On November 22, 2018, the Board of Directors approved to convert 293,059 outstanding and expired options with an exercise price of US$0.4749 into 293,059 shares of restricted stock. All restricted stock subject to this award shall fully vest as of November 22, 2018.

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Company. Twenty-five percent of the awards shall vest on the one year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service of the Company through each vesting date. During 2018 and 2019, nil and 54,167 shares of restricted stock were vested, respectively.

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

Shares issued pursuant to awards under the Amended and Restated 2010 Equity Incentive Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the Amended and Restated 2010 Equity Incentive Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the Amended and Restated 2010 Equity Incentive Plan. As of December 31, 2019, the Group granted up to 1,905,222 Class A Ordinary Shares of the company to its employees, outside directors and consultants.

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

The following table summarizes, as of December 31, 2019, the share options and other equity awards granted to our executive officers under our Amended and Restated 2010 Equity Incentive Plan or pursuant to other arrangements approved by our board of directors:

Name	Ordinary Shares Underlying Options Granted & Restricted Shares		Date of Grant (original)	Date of Grant (New)	Date of Expiration
Dr. Jin Huang	(1)	*	02/25/10	11/22/18	—

Tan Kia Jing	(1)	*	02/10/09	11/22/18	—
	(1)	*	02/25/10	11/22/18	—
	(1)	*	02/25/11	11/22/18	—

Xuejun Xie	(1)	*	11/01/06	11/22/18	—
	(1)	*	08/26/08	11/22/18	—
	(1)	*	02/25/10	11/22/18	—
	(1)	*	—	05/18/15	—

Jianguo Xue	(1)	*	08/26/08	11/22/18	—
	(1)	*	02/25/10	11/22/18	—
	(1)	*	—	05/18/15	—

Chiao-Ling Hsu	(1)	*	—	05/18/15	—

*	Less than 1% of the outstanding ordinary shares

(1)	Restricted shares

Our non-employee directors have received restricted shares.

C.	Board Practices

As of December 31, 2019, our board of directors consisted of five directors:

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

Board Meetings and Executive Sessions

Once a quarter, and more often if circumstances require, our Board of Directors holds meetings. In addition to regularly scheduled Board meetings, the independent directors of the Board meet on a regular basis to fulfill their responsibilities on each of the Board committees. The independent directors also meet annually in executive sessions without the presence of management and non-independent directors.

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

As of December 31, 2019, we and our subsidiaries had 2,158 full-time employees, and 1,290 part-time employees, respectively. As of December 31, 2019, we had the following numbers of full-time employees by department: 380 in selling and marketing, 665 in general and administrative functions, 52 in research and development, and 1,061 teachers. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth, as of February 17, 2020, certain information concerning the beneficial ownership of the Class A Ordinary Shares and Class C Ordinary Shares by (i) each shareholder known by the company to own beneficially five percent or more of the outstanding Class A Ordinary Shares and Class C Ordinary Shares; (ii) each director and the nominee for director of the company; (iii) each executive officer of the company; and (iv) all executive officers and directors of the company as a group, and their percentage ownership and voting power.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons named in the following table have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. As of February 17, 2020, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 38,398,089 Class A Ordinary Shares issued and outstanding and the percentage of beneficial ownership for holders of Class C ordinary shares is based on 4,708,415 Class C Ordinary Shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class C ordinary shares are entitled to ten votes per share.

Unless otherwise indicated, the address of such individual is c/o Ambow Education Holding Ltd., 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing 100043, China.

	Shares beneficially owned						Percentage of votes held
Name	Number of Class A ordinary shares	Percentage of Class A ordinary shares (%)	Number of Class C ordinary shares	Percentage of Class C ordinary shares (%)	Number of total ordinary shares	Percentage of total ordinary shares (%)	Based on total Class A ordinary shares (%)	Based on total Class C ordinary shares (%)	Based on total ordinary shares (%)
Directors and Executive Officers
Jin Huang (2)(7)	638,012	1.65%	4,708,415	100%	5,346,427	12.33%	1.65%	100%	55.65%
Kia Jing Tan	-	-	-	-	-	-		-	-
Xuejun Xie	-	-	-	-	-	-	-	-	-
Jianguo Xue	-	-	-	-	-	-	-	-	-
Yigong Justin Chen	-	-	-	-	-	-	-	-	-
Ping Wu (3)	960,383	2.48%	-	-	960,383	2.21%	2.48%	-	1.12%
John Porter	999,205	2.58%	-	-	999,205	2.30%	2.58%	-	1.17%
Ralph Parks	-	-	-	-	-	-	-	-	-
Yanhui Ma	-	-	-	-	-	-	-	-	-
Chiao-Ling Hsu	-	-	-	-	-	-	-	-	-

All executive officers and directors of the company as a group (10 persons)(5)	4,010,965	10.37%	4,708,415	100%	8,719,380	20.10%	10.37%	100%	59.58%

5% and Greater Shareholders
Investment entities affiliated with Baring Private Equity (6)	3,280,449	8.48%	-	-	3,280,449	7.56%	8.48%	-	3.83%
New Summit Global Limited	2,703,475	6.99%	-	-	2,703,475	6.23%	6.99%	-	3.15%
CEIHL Partners (I) Limited (4)	3,420,375	8.85%	-	-	3,420,375	7.89%	8.85%	-	3.99%
CEIHL Partners (II) Limited (4)	11,144,636	28.82%	-	-	11,144,636	25.69%	28.82%	-	13.00%
New Flourish Holdings Limited (8)	1,072,078	2.77%	4,288,415	91.08%	5,360,493	12.36%	2.77%	91.08%	51.26%
Spin-Rich Ltd. (9)	-	-	420,000	8.92%	420,000	0.97%	-	8.92%	4.9%

Note: Shares less than 1% of outstanding shares were not shown.

(1)	In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares subject to options, warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.

(2)	Of the 638,012 Class A Ordinary Shares (i) 573,914 of the Class A Ordinary Shares are owned by New Flourish Holdings Limited (“New Flourish”) for the benefit of certain officers of the Company, and (ii) 64,098 of the Class A Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares held by New Flourish, but disclaims beneficial ownership over such shares, because the shares are held for the benefit of certain officers of the Company.

(3)	The Class A Ordinary Shares are held by SummitView Investment Fund I, L.P. and Changzhou SummitView Venture Fund, LLP. Mr. Wu disclaims beneficial ownership of all shares held by SummitView Investment Fund I, L.P. and Changzhou SummitView Venture Fund LLP., except to the extent of his pecuniary interest therein. The business address of Mr. Wu is Room 1101, Block E of Poly Plaza, No. 18 Dongfang Road, Shanghai 200120, China. Mr. Wu, individually owns 135,226 Class A Ordinary Shares that have been vested in his capacity as a Board member of the Company.

(4)	Mr. Pan Jingyue is the general partner of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited (collectively “CEIHL”). CEIHL Partners (I) Limited holds 3,420,375 Class A Ordinary Shares and CEIHL Partners (II) Limited holds 11,144,636 Class A Ordinary Shares. As the general partner of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited, Mr. Pan Jianyue has sole voting and dispositive power over the Class A Ordinary Shares held by CEIHL.

(5)	Includes Class A Ordinary Shares, Class C Ordinary Shares and options to purchase Class A Ordinary Shares held by all of our directors and executive officers as a group.

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

(7)	Of the 4,708,415 Class C Ordinary Shares (i) 4,288,415 of the Class C Ordinary Shares are owned by New Flourish for the benefit of Dr. Jin Huang, and (ii) 420,000 of the Class C Ordinary Shares are owned by Spin Rich Ltd. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class C Ordinary Shares held by New Flourish.
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

Three shareholders of the VIEs, namely Xuejun Xie, Gang Huang and Jianguo Xue are also beneficial owners of the company. As of February 17, 2019, the aggregated beneficial ownership of the three individuals was less than 2% of the company.

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

 As of February 17, 2020, approximately 43,378,097 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of February 17, 2020, 5,743,004 ADRs, representing 11,486,008 underlying ordinary shares were outstanding. The number of beneficial owners of our ADR in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

As of December 31, 2019, we had RMB 2.3 million (US$ 0.3 million) due from certain related party and owed RMB 2.0 million (US$ 0.3 million) to certain related parties. For a list of these transactions we have entered into with and the outstanding balances to and from such related parties for the years ended December 31, 2017, 2018 and 2019, see Note 24 to audited consolidated financial statements. We do not believe that such transactions with the related parties require approval from the government.

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

A.	Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. On May 24, 2018, Changsha Yaxing Real Estate Development Co., Ltd. (“Changsha Yaxing”) filed a claim to Hunan Provincial High Court, against Shida Ambow, Ambow Chuangying and Changsha K-12 to seek indemnification for Changsha K-12 equity transfer consideration. In July 2018 Hunan Provincial Court ruled to freeze the bank account of Shida Ambow. As of December 31, 2018, Shida Ambow’s cash in bank amounting to RMB 27.7 million was frozen. Shida Ambow filed an objection of jurisdiction to Hunan Provincial High Court in July 2018. In September 2018 Hunan Provincial High Court overruled the objection of jurisdiction. The Group has appealed to the Supreme Court of PRC. The Supreme Court of PRC accepted the appeal in February 2019 and assigned the case to the First Circuit Court of the Supreme Court. The Group withdrew the appeal in July 2019. The restricted cash in bank in RMB 27.7 million was unfrozen in July 2019 due to the expiration of property preservation period. In October 2019, Changsha Yaxing requested to withdrew the claim against Shida Ambow from Hunan Provincial High Court. The Court ruled to allow the withdrawal. The case closed hereafter.

As of December 31, 2019, we did not have any other significant indemnification claims that were probable or reasonably possible.

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

In addition, we previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-168096, as amended) and prospectus under the Securities Act of 1933, with respect to our ordinary shares. We has filed amended Form F-1 (Registration No. 333-220207, as amended) and prospectus. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-168238) to register the ADSs.

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

Interest rate risk . The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in available-for-sale investment, held-to-maturity investments with maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately RMB 1.0 million (US$ 0.1 million) in our interest income for the year ended December 31, 2019.

At December 31, 2018 and 2019, we had RMB 41.2 million and nil, respectively, of borrowings outstanding. The interest rates on our borrowings are fixed as defined in respective loan agreements. A hypothetical 10% increase in interest rates in 2019 would have resulted in an increase of approximately RMB 1.1 million (US$ 0.2 million) in our interest expense for 2019.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars and Taiwan dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the PBOC announced it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. From 2010 to 2018, the depreciation of the RMB against the U.S. dollar reached 1.9% in total. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar and Taiwan dollars. To the extent that we need to convert U.S. dollar or Taiwan dollars denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar and Taiwan dollars would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of approximately RMB 1.8 million (US$ 0.3 million) in the value of our U.S. denominated cash and cash equivalents as of December 31, 2019. A hypothetical 10% appreciation of the RMB against the Taiwan dollars would have resulted in a decrease of approximately RMB 0.5 million (US$ 0.1 million) in the value of our TWD denominated cash and cash equivalents as of December 31, 2019.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses incurred by us in respect of our ADR program and investor relations program. For the year ended December 31, 2019, there was US$ 14,984 received from Citibank, the depositary bank for our ADR program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded, as of December 31, 2019, that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2019.

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

Item 16C Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP our independent registered public accounting firm for 2018 and 2019. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the years ended December 31,
	2018	2019
	(U.S. dollars in millions)
Audit fees	0.6	0.5

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

Item 18. Financial Statements

The consolidated financial statements of Ambow are included at the end of this annual report.

Item 19. Exhibits

Exhibit No.	Description

1.1	Sixth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on June 4, 2015)
2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit (a) of our F-6 registration statement (File No. 333-168238), initially filed with the Commission on July 21, 2010 (the “F-6 Registration Statement”))
2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of the F-1 Registration Statement)
2.3	Form of Deposit Agreement among the company, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a) of the F-6 Registration Statement)
2.4	Third Amended and Restated Investor Rights Agreement, among the company and the other parties therein (incorporated by reference to Exhibit 4.4 of our registration statement (File No. 333-168096), as amended, initially filed with the Commission on July 14, 2010 (the “F-1 Registration Statement”)
2.5	Registration Rights Agreement, dated as of October 26, 2011, by and among Campus Holdings Limited, Spin-Rich Ltd., Dr. Jin Huang and Ambow Education Holding Ltd. (incorporated by reference to Exhibit 2.5 of the 20F filing of the year of 2011)
4.1	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the F-1 Registration Statement)
4.2	Form of Indemnification Agreement with the company’s directors and executive officers (incorporated by reference to Exhibit 10.3 of the F-1 Registration Statement)
4.3	English Translation of Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005, amended May 13, 2010 (incorporated by reference to Exhibit 10.5 of the F-1 Registration Statement)
4.4	English Translation of Share Pledge Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on January 4, 2009 (incorporated by reference to Exhibit 10.6 of the F-1 Registration Statement)
4.5	English Translation of Call Option Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.7 of the F-1 Registration Statement)
4.6	English Translation of Powers of Attorney, each dated April 26, 2007 (incorporated by reference to Exhibit 10.8 of the F-1 Registration Statement)
4.7	English Translation of Loan Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., and Xuejun Xie, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009 (incorporated by reference to Exhibit 10.9 of the F-1 Registration Statement)
4.8	English Translation of Loan Agreement by and between Beijing Ambow Online Software Co., Ltd. and Jianguo Xue, dated February 1, 2008 (incorporated by reference to Exhibit 10.10 of the F-1 Registration Statement)
4.9	English Translation of Technology Service Agreement by and between Beijing Ambow Online Software Co., Ltd. and Beijing Sihua Education and Technology Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.11 of the F-1 Registration Statement)
4.10	English Translation of Share Pledge Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.12 of the F-1 Registration Statement)
4.11	English Translation of Share Pledge Agreement by and between Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.13 of the F-1 Registration Statement)
4.12	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010 (incorporated by reference to Exhibit 10.14 of the F-1 Registration Statement)
4.13	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.15 of the F-1 Registration Statement)
4.14	English Translation of Powers of Attorney, dated October 31, 2009 and March 4, 2010, respectively (incorporated by reference to Exhibit 10.16 of the F-1 Registration Statement)

4.15	English Translation of Loan Agreement with Xiaogang Feng, dated March 4, 2010 (incorporated by reference to Exhibit 10.17 of the F-1 Registration Statement)
4.16	English Translation of Technology Service Agreement by and among Beijing Ambow Online Software Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd., dated October 31, 2009 (incorporated by reference to Exhibit 10.18 of the F-1 Registration Statement)
4.17	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.19 of the F-1 Registration Statement)
4.18	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.20 of the F-1 Registration Statement)
4.19	English Translation of Powers of Attorney, each dated October 31, 2009 (incorporated by reference to Exhibit 10.21 of the F-1 Registration Statement)
4.20	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009 (incorporated by reference to Exhibit 10.22 of the F-1 Registration Statement)
4.21	English Translation of Technology Service Agreement between Beijing Ambow Online Software Co., Ltd. and Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated February 25, 2009 (incorporated by reference to Exhibit 10.23 of the F-1 Registration Statement)
4.22	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.24 of the F-1 Registration Statement)
4.23	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co, Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.25 of the F-1 Registration Statement)
4.24	English Translation of Powers of Attorney, each dated February 25, 2009 (incorporated by reference to Exhibit 10.26 of the F-1 Registration Statement)
4.25	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009 (incorporated by reference to Exhibit 10.27 of the F-1 Registration Statement)
4.26	English Translation of amendment dated May 13, 2010 to certain Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005 (incorporated by reference to Exhibit 10.28 of the F-1 Registration Statement)
4.27	Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated June 12, 2012 (“IFC Loan Agreement”) (incorporated by reference to Exhibit 4.28 of the 20F filing of the year of 2012)
4.28	Amendment and Restatement Agreement to the IFC Loan Agreement among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated October 24, 2012 (incorporated by reference to Exhibit 4.29 of the 20F filing of the year of 2012)
4.29	Amendment Agreement to the IFC Loan Agreement (as amended and restated on October 24, 2012) among the company as Borrower and subsidiaries as Co-Borrowers, and International Finance Corporation as Lender dated April 29, 2013(incorporated by reference to Exhibit 4.30 of the 20F filing of the year of 2012)
4.30	Restructuring Agreement dated May 4, 2014 (incorporated by reference to Exhibit 4.31 of the 20F filing of the year of 2012)
4.31	Share Purchase Agreement between Ambow Holding and SummitView Investment Limited dated April 28, 2013 (incorporated by reference to Exhibit 4.32 of the 20F filing of the year of 2013)
4.32	Share Purchase Agreement amended among the company, SummitView Investment Limited and SummitView Investment Fund I, L.P. (the “Fund”) on May 24, 2013 (incorporated by reference to Exhibit 4.33 of the 20F filing of the year of 2013)
4.33	A supplementary agreement dated May 31, 2013 to the Share Purchase Agreement (Exhibit 4.32 and 4.33) (incorporated by reference to Exhibit 4.34 of the 20F filing of the year of 2013)
4.34	Registration Rights Agreement between the company and SummitView Investment Fund I, L.P. dated May 31, 2013 (incorporated by reference to Exhibit 4.35 of the 20F filing of the year of 2013)
4.35	Amendment to Share Purchase Agreement dated May 5, 2014 (incorporated by reference to Exhibit 4.36 of the 20F filing of the year of 2013)
4.36	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Rongye Education and Technology Co., Ltd., dated September 8, 2015
4.37	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.38	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.39	English Translation of Powers of Attorney, each dated September 8, 2015
4.40	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.41	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Zhixin Education and Technology Co., Ltd., dated October 14, 2015

4.42	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
4.43	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
4.44	English Translation of Powers of Attorney, each dated October 14, 2015
4.45	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
4.46	English Translation of Termination Agreement between Beijing Ambow Online Software Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd. dated June 29, 2017 (incorporated by reference to Exhibit 10.46 of the F-1 with filing date at August 28, 2017)
4.47	English Translation of Termination Agreement among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie dated June 29, 2017 (incorporated by reference to Exhibit 10.47 of the F-1 with filing date at August 28, 2017)
4.48	English Translation of Termination Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Sihua Education and Technology Co., Ltd. dated June 29, 2017 (incorporated by reference to Exhibit 10.48 of the F-1 with filing date at August 28, 2017)
4.49	English Translation of Termination Agreement among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie dated June 29, 2017 (incorporated by reference to Exhibit 10.49 of the F-1 with filing date at August 28, 2017)
4.50	English Translation of Termination Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education and Technology Co., Ltd. dated June 29, 2017 (incorporated by reference to Exhibit 10.50 of the F-1 with filing date at August 28, 2017)
4.51	English Translation of Termination Agreement among Beijing Ambow Online Software Co., Ltd., Jianguo Xue and Xuejun Xie dated June 29, 2017 (incorporated by reference to Exhibit 10.51 of the F-1 with filing date at August 28, 2017)
4.52	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd., dated June 29, 2017 (incorporated by reference to Exhibit 10.52 of the F-1 with filing date at August 28, 2017)
4.53	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.53 of the F-1 with filing date at August 28, 2017)
4.54	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.54 of the F-1 with filing date at August 28, 2017)
4.55	English Translation of Powers of Attorney, each dated June 29, 2017 (incorporated by reference to Exhibit 10.55 of the F-1 with filing date at August 28, 2017)
4.56	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.56 of the F-1 with filing date at August 28, 2017)
4.57	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Sihua Education and Technology Co., Ltd., dated June 29, 2017 (incorporated by reference to Exhibit 10.57 of the F-1 with filing date at August 28, 2017)

4.58	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.58 of the F-1 with filing date at August 28, 2017)
4.59	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.59 of the F-1 with filing date at August 28, 2017)
4.60	English Translation of Powers of Attorney, each dated June 29, 2017 (incorporated by reference to Exhibit 10.60 of the F-1 with filing date at August 28, 2017)
4.61	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.61 of the F-1 with filing date at August 28, 2017)
4.62	English Translation of Technology Service Agreement between Beijing Ambow Chuangying Education and Technology Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated June 29, 2017 (incorporated by reference to Exhibit 10.62 of the F-1 with filing date at August 28, 2017)
4.63	English Translation of Share Pledge Agreement by and among Beijing Ambow Chuangying Education and Technology Co., Ltd., Xuejun Xie and Jianguo Xue, dated June 29, 2017 (incorporated by reference to Exhibit 10.63 of the F-1 with filing date at August 28, 2017)
4.64	English Translation of Call Option Agreement by and among Beijing Ambow Chuangying Education and Technology Co, Ltd., Xuejun Xie and Jianguo Xue, dated June 29, 2017 (incorporated by reference to Exhibit 10.64 of the F-1 with filing date at August 28, 2017)
4.65	English Translation of Powers of Attorney, each dated June 29, 2017 (incorporated by reference to Exhibit 10.65 of the F-1 with filing date at August 28, 2017)
4.66	English Translation of Loan Agreement by and among Beijing Ambow Chuangying Education and Technology Co., Ltd., Xuejun Xie and Jianguo Xue, dated June 29, 2017 (incorporated by reference to Exhibit 10.66 of the F-1 with filing date at August 28, 2017)
4.67	English Translation of First Technology Service Agreement between Ambow Education Management (Hong Kong) Ltd. and IValley Co., Ltd. dated March 20, 2017 (incorporated by reference to Exhibit 10.67 of the F-1/A with filing date at January 5, 2018)
4.68	English Translation of First Share Pledge Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated March 20, 2017 (incorporated by reference to Exhibit 10.68 of the F-1/A with filing date at January 5, 2018)
4.69	English Translation of First Call Option Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated March 20, 2017 (incorporated by reference to Exhibit 10.69 of the F-1/A with filing date at January 5, 2018)
4.70	English Translation of First Powers of Attorney, each dated March 20, 2017 (incorporated by reference to Exhibit 10.70 of the F-1/A with filing date at January 5, 2018)
4.71	English Translation of First Loan Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated February 10, 2017 (incorporated by reference to Exhibit 10.71 of the F-1/A with filing date at January 5, 2018)
4.72	Loan Agreement between Ambow Education Holding Ltd. And Sino Accord Investment Limited, dated April 5, 2017 (incorporated by reference to Exhibit 10.72 of the F-1/A with filing date at March 8, 2018)
4.73	Supplementary Agreement between Ambow Education Holding Ltd. And Sino Accord Investment Limited, dated March 7, 2018 (incorporated by reference to Exhibit 10.73 of the F-1/A with filing date at March 8, 2018)
4.74	English Translation of Loan Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. And Suzhou Zhixinliren Investment Co., Limited, dated April 5, 2017 (incorporated by reference to Exhibit 10.74 of the F-1/A with filing date at March 8, 2018)
4.75	English Translation of Supplementary Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. And Suzhou Zhixinliren Investment Co., Limited, dated March 7, 2018 (incorporated by reference to Exhibit 10.75 of the F-1/A with filing date at March 8, 2018)
4.76	English Translation of Equity Transfer Agreement of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated August 31, 2017 (incorporated by reference to Exhibit 10.76 of the F-1/A with filing date at March 8, 2018)
4.77	English Translation of Equity Transfer Agreement – Amendment 1 of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated August 31, 2017 (incorporated by reference to Exhibit 10.77 of the F-1/A with filing date at March 8, 2018)
4.78	English Translation of Equity Transfer Agreement – Amendment 2 of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated December 12, 2017 (incorporated by reference to Exhibit 10.78 of the F-1/A with filing date at March 8, 2018)

4.79	English Translation of Equity Transfer Agreement – Amendment 3 of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated December 21, 2017 (incorporated by reference to Exhibit 10.79 of the F-1/A with filing date at March 8, 2018)
4.80	English Translation of Equity Transfer Agreement – Amendment 4 of Beijing Ambow Online Software Co., Ltd. And Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated March 2, 2018 (incorporated by reference to Exhibit 10.80 of the F-1/A with filing date at March 8, 2018)
4.81	English Translation of Second Technology Service Agreement between Ambow Education Management (Hong Kong) Ltd. and IValley Co., Ltd. dated November 27, 2017 (incorporated by reference to Exhibit 4.81 of the 20-F with filing date at April 5, 2019)
4.82	English Translation of Second Share Pledge Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated November 27, 2017 (incorporated by reference to Exhibit 4.82 of the 20-F with filing date at April 5, 2019)
4.83	English Translation of Second Call Option Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated November 27, 2017 (incorporated by reference to Exhibit 4.83 of the 20-F with filing date at April 5, 2019)
4.84	English Translation of Second Powers of Attorney, each dated November 27, 2017 (incorporated by reference to Exhibit 4.84 of the 20-F with filing date at April 5, 2019)
4.85	English Translation of Second Loan Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated July 28, 2017 (incorporated by reference to Exhibit 4.85 of the 20-F with filing date at April 5, 2019)
4.86	Amended and restated 2010 plan (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on November 14, 2018)

8.1	List of Subsidiaries and Consolidated Affiliated Entities*
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*

*	Filed with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

	By:	/s/ Jin Huang

Dr. Jin Huang
President and Chief Executive Officer

	By:	/s/ Kia Jing Tan

Kia Jing Tan
Chief Financial Officer

Date: April 22, 2020

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of Ambow Education Holding Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ambow Education Holding Ltd. and Subsidiaries (the “Company”) as of December 31, 2018 and 2019, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company, as of December 31, 2018 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of the guidance in Accounting Standards Codification (“ASC”) Topic 842, Leases (“Topic 842”).

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

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2013.

Beijing, China
April 22, 2020

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2018	2019	2019
		RMB	RMB	US$
				Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	4	211,436	157,600	22,638
Restricted cash	4,20	30,072	-	-
Short term investments, available for sale	5	47,208	57,487	8,257
Short term investments, held to maturity	5	70,000	31,000	4,453
Accounts receivable, net	6	18,132	17,939	2,577
Amounts due from a related party	24	1,105	2,318	333
Prepaid and other current assets, net	7	134,770	133,296	19,147
Loan receivable, current	8	42,677	-	-
Total current assets		555,400	399,640	57,405
Non-current assets:
Property and equipment, net	9	165,933	157,463	22,618
Land use rights, net		1,804	1,759	253
Intangible assets, net	10	92,412	56,607	8,131
Goodwill	11	73,166	60,353	8,669
Deferred tax assets, net	17	10,240	10,195	1,464
Operating lease right-of-use asset	19	-	257,361	36,968
Finance lease right-of-use asset	9,19	-	6,450	926
Other non-current assets, net	12	11,264	70,971	10,194
Total non-current assets		354,819	621,159	89,223

Total assets		910,219	1,020,799	146,628

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2018	2019	2019
		RMB	RMB	US$
				Note 3(a)
LIABILITIES
Current liabilities:
Deferred revenue (including consolidated VIE amount without recourse to the Company of RMB 116,753 and RMB 157,663 as of December 31, 2018 and 2019, respectively)		124,250	165,111	23,717
Accounts payable (including consolidated VIE amount without recourse to the Company of RMB 8,996 and RMB 8,686 as of December 31, 2018 and 2019, respectively)		13,583	14,718	2,113
Accrued and other liabilities (including consolidated VIE amount without recourse to the Company of RMB 192,302 and RMB 149,197 as of December 31, 2018 and 2019, respectively)	13	256,325	192,957	27,717
Borrowing from third party, current	14	41,179	-	-
Income taxes payable, current (including consolidated VIE amount without recourse to the Company of RMB 206,871 and RMB 180,472 as of December 31, 2018 and 2019, respectively)		207,114	180,715	25,958
Amounts due to related parties (including consolidated VIE amount without recourse to the Company of RMB 2,417 and RMB 1,971 as of December 31, 2018 and 2019, respectively)	24	2,696	1,971	283
Operating lease liability, current (including consolidated VIE amount without recourse to the Company of RMB nil and RMB 29,341 as of December 31, 2018 and 2019, respectively)	19	-	53,512	7,687
Total current liabilities		645,147	608,984	87,475
Non-current liabilities:
Consideration payable for acquisitions	23	1,322	-	-
Other non-current liabilities		979	-	-
Income taxes payable, non-current (including consolidated VIE amount without recourse to the Company of RMB nil and RMB 32,152 as of December 31, 2018 and 2019, respectively)	17	-	32,152	4,618
Operating lease liability, non-current (including consolidated VIE amount without recourse to the Company of RMB nil and RMB 88,293 as of December 31, 2018 and 2019, respectively)	19	-	216,067	31,036
Total non-current liabilities		2,301	248,219	35,654

Total liabilities		647,448	857,203	123,129

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2018	2019	2019
		RMB	RMB	US$
				Note 3(a)
Commitments and contingencies	20

EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2018 and 2019)		-	-	-
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 38,756,289 and 38,858,199 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	15	728	730	105
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	15	90	90	13
Additional paid-in capital		3,507,123	3,508,745	504,000
Statutory reserve	22	20,149	20,185	2,899
Accumulated deficit		(3,271,838)	(3,371,815)	(484,331)
Accumulated other comprehensive income		8,305	6,341	911
Total Ambow Education Holding Ltd.’s equity		264,557	164,276	23,597
Non-controlling interests	28	(1,786)	(680)	(98)
Total equity		262,771	163,596	23,499
Total liabilities and equity		910,219	1,020,799	146,628

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$

NET REVENUES
- Educational program and services	21	432,754	525,134	582,706	83,700
- Intellectualized operational services	21	11,170	6,374	1,203	173
Total net revenues		443,924	531,508	583,909	83,873
COST OF REVENUES
- Educational program and services	21	(249,400)	(331,939)	(383,635)	(55,106)
- Intellectualized operational services	21	(6,995)	(6,204)	(5,259)	(755)
Total cost of revenues		(256,395)	(338,143)	(388,894)	(55,861)

GROSS PROFIT		187,529	193,365	195,015	28,012
OPERATING EXPENSES
Selling and marketing		(36,710)	(43,751)	(55,721)	(8,004)
General and administrative		(142,252)	(132,718)	(194,417)	(27,926)
Research and development		(6,262)	(1,513)	(3,793)	(545)
Impairment loss	10,11	-	-	(38,754)	(5,567)
Total operating expenses		(185,224)	(177,982)	(292,685)	(42,042)

OPERATING INCOME (LOSS)		2,305	15,383	(97,670)	(14,030)

OTHER INCOME (EXPENSE)
Interest income, net	5,12	5,191	6,652	5,379	773
Foreign exchange (loss) gain, net		(522)	372	23	3
Other income (expense), net		1,652	1,447	396	57
Gain from derecognition of liabilities	25	-	15,226	-	-
Gain on disposal of subsidiaries	26	38,145	-	-	-
Gain from deregistration of subsidiaries	27	-	2,858	1,841	264
Gain from fair value change of contingent consideration payable	23	-	5,444	1,322	190
Gain on sale of investment available for sale	5	8,768	1,056	1,200	172

Total other income		53,234	33,055	10,161	1,459

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS		55,539	48,438	(87,509)	(12,571)
Income tax expense	17	(9,614)	(3,498)	(12,917)	(1,855)

NET INCOME (LOSS)		45,925	44,940	(100,426)	(14,426)
Less: Net loss attributable to non-controlling interests		(538)	(50)	(485)	(70)

NET INCOME (LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.		46,463	44,990	(99,941)	(14,356)

NET INCOME (LOSS)		45,925	44,940	(100,426)	(14,426)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Foreign translation adjustments		3,876	1,304	(2,924)	(420)
Unrealized gains on short term investments
Unrealized holding gains arising during period		2,901	776	2,046	294
Less: reclassification adjustment for gains included in net income		5,606	651	1,086	156
Other comprehensive income (loss)		1,171	1,429	(1,964)	(282)

TOTAL COMPREHENSIVE INCOME (LOSS)		47,096	46,369	(102,390)	(14,708)

Net income (loss) per share-basic		1.20	1.09	(2.30)	(0.33)

Net income (loss) per share-diluted	18	1.18	1.08	(2.30)	(0.33)

Weighted average shares used in calculating basic net income (loss) per share	18	38,826,800	41,342,597	43,505,175	43,505,175
Weighted average shares used in calculating diluted net income (loss) per share	18	39,303,760	41,671,763	43,505,175	43,505,175
Share-based compensation expense included in:
- Selling and marketing		-	-	-	-
- General and administrative		4,640	8,121	1,624	233
- Research and development		-	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary				Retained	Accumulated
		shares		shares		Additional		Earnings	other	Non-
		(Note 15)		(Note 15)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit)	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017		33,990,680	636	4,708,415	90	3,453,227	81,007	(3,424,149)	5,705	(1,495)	115,021
Share-based compensation	16	-	-	-	-	4,640	-	-	-	-	4,640
Issuance of ordinary shares for restricted stock award	16	216,259	4	-	-	(4)	-	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	3,876	-	3,876
Appropriation to statutory reserves	22	-	-	-	-	-	202	(202)	-	-	-
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	(2,705)	-	(2,705)
Buy-outs of non-controlling interests	28	-	-	-	-	(1,556)	-	-	-	758	(798)
Disposal of subsidiaries	26	-	-	-	-	-	(61,173)	61,173	-	-	-
Net income (loss)		-	-	-	-	-	-	46,463	-	(538)	45,925
Balance as of December 31, 2017		34,206,939	640	4,708,415	90	3,456,307	20,036	(3,316,715)	6,876	(1,275)	165,959

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary				Retained	Accumulated
		shares		shares		Additional		Earnings	other	Non-
		(Note 15)		(Note 15)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit)	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018		34,206,939	640	4,708,415	90	3,456,307	20,036	(3,316,715)	6,876	(1,275)	165,959
Share-based compensation	16	-	-	-	-	8,121	-	-	-	-	8,121
Issuance of ordinary shares for restricted stock award	16	409,350	8	-	-	(8)	-	-	-	-	-
Issuance of ordinary shares on IPO	15	4,140,000	80	-	-	45,322	-	-	-	-	45,402
Foreign currency translation adjustment		-	-	-	-	-	-	-	1,304	-	1,304
Appropriation to statutory reserves	22	-	-	-	-	-	113	(113)	-	-	-
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	125	-	125
Buy-outs of non-controlling interests	28	-	-	-	-	(2,619)	-	-	-	(1,885)	(4,504)
Deregistration of subsidiaries		-	-	-	-	-	-	-	-	(46)	(46)
Capital injection from minority shareholders	28	-	-	-	-	-	-	-	-	1,470	1,470
Net income (loss)		-	-	-	-	-	-	44,990	-	(50)	44,940
Balance as of December 31, 2018		38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary				Retained	Accumulated
		shares		shares		Additional		Earnings	other	Non-
		(Note 15)		(Note 15)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit)	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019		38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771
Share-based compensation	16	-	-	-	-	1,624	-	-	-	-	1,624
Issuance of ordinary shares for restricted stock award	16	101,910	2	-	-	(2)	-	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	(2,924)	-	(2,924)
Appropriation to statutory reserves	22	-	-	-	-	-	36	(36)	-	-	-
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	960	-	960
Non-controlling interests from new subsidiaries	28	-	-	-	-	-	-	-	-	1,285	1,285
Deregistration of subsidiaries	28	-	-	-	-	-	-	-	-	306	306
Net loss		-	-	-	-	-	-	(99,941)	-	(485)	(100,426)
Balance as of December 31, 2019		38,858,199	730	4,708,415	90	3,508,745	20,185	(3,371,815)	6,341	(680)	163,596

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities
Net income/(loss)	45,925	44,940	(100,426)	(14,426)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	22,673	26,329	26,801	3,850
Amortization of operating lease right-of-use asset	-	-	30,559	4,390
Share-based compensation expense	4,640	8,121	1,624	233
Bad debt provision	5,090	5,645	5,985	860
Foreign exchange loss (gain), net	522	(372)	(23)	(3)
Impairment loss	-	-	38,754	5,567
Deferred income tax	(2,127)	(2,212)	6,714	964
Disposal gain from subsidiaries	(38,145)	-	-	-
Gain from deregistration of subsidiaries	-	(2,858)	(1,841)	(264)
Gain from derecognition of liabilities	-	(15,226)	-	-
Disposal loss from property and equipment	90	105	1,227	176
Loss from equity method investment	16	908	518	74
Gain from fair value change of contingent consideration payable	-	(5,444)	(1,322)	(190)
Changes in operating assets and liabilities:
Accounts receivable	(10,272)	1,762	(3,027)	(435)
Prepaid and other current assets	20,090	(6,844)	6,651	955
Amounts due from related parties	1,523	(1,105)	(1,213)	(174)
Other non-current assets	(5,754)	(3,154)	(13,539)	(1,945)
Accounts payable	4,297	(7,895)	1,135	163
Accrued and other liabilities	(38,071)	(29,396)	(38,312)	(5,503)
Income tax payable	10,764	5,153	5,753	826
Deferred revenue	3,386	9,681	13,079	1,879
Amounts due to related parties	(4,232)	(734)	(725)	(104)
Operating lease liabilities	-	-	12,397	1,780
Other non-current liabilities	(205)	(1,959)	(979)	(141)
Net cash provided by/(used in) operating activities	20,210	25,445	(10,210)	(1,468)
Cash flows from investing activities
Purchase of available-for-sale investments	(241,200)	(222,000)	(219,000)	(31,457)
Proceeds from available-for-sale investments	284,363	303,000	210,000	30,165
Purchase of held-to-maturity investments	(558,730)	(671,000)	(387,000)	(55,589)
Maturity and proceeds from held-to-maturity investments	530,430	694,000	426,000	61,191
Purchase of property and equipment	(7,745)	(8,755)	(8,704)	(1,250)
Prepayment for leasehold improvement	(13,325)	(9,877)	(8,059)	(1,158)
Purchase of intangible assets	(1,110)	(295)	(156)	(22)
Purchase of subsidiaries (including cash payment in relation to prior acquisitions), net of cash acquired	(833)	-	-	-
Prepayment for purchase of minority interest	(4,504)	-	-	-
Purchase of other non-current assets	(640)	(1,590)	(54,142)	(7,777)
Proceed from disposal of subsidiaries, net of cash balance at disposed entities	(4,309)	(3)	(237)	(34)
Payment as result of disposal of subsidiaries	-	(112,000)	(25,532)	(3,667)
Purchase of minority interest	(798)	-	-	-
Loan receivables	(42,677)	-	-	-
Collection of loan receivables	-	-	42,677	6,130
Loan to third party	-	-	(25,000)	(3,591)
Collection of loan to third party	-	-	16,000	2,298
Net cash used in investing activities	(61,078)	(28,520)	(33,153)	(4,761)

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of expenses	-	45,402	-	-
Proceeds from minority shareholder capital injection	-	1,470	559	80
Proceeds from borrowing from third party	39,205	-	-	-
Repayments of borrowing from third party	-	-	(41,179)	(5,915)
Net cash provided by (used in) financing activities	39,205	46,872	(40,620)	(5,835)

Effects of exchange rate changes on cash, cash equivalents and restricted cash	66	58	75	11

Net change in cash, cash equivalents and restricted cash	(1,597)	43,855	(83,908)	(12,053)
Cash, cash equivalents and restricted cash at beginning of year	199,250	197,653	241,508	34,691

Cash, cash equivalents and restricted cash at end of year	197,653	241,508	157,600	22,638
Supplemental disclosure of cash flow information
Income tax paid	(932)	(597)	(449)	(64)
Interest paid	-	-	-	-
Supplemental disclosure of non-cash investing and financing activities:
Derecognition of assets other than cash of disposed subsidiaries/deregistered subsidiaries	25,152	1,607	81	12
Derecognition of liabilities of disposed subsidiaries/deregistered subsidiaries, net of recognized amount due to the disposed subsidiaries/deregistered subsidiaries	67,606	5,719	958	138
Contingent consideration of purchase of subsidiary	6,766	(5,444)	(1,322)	(190)
Negative consideration from a business combination	-	-	(9,100)	(1,307)
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	-	-	150,603	21,633

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

On June 29, 2017, the shareholders of VIEs, which include Shanghai Ambow Education Information Consulting Co., Ltd. (“Shanghai Ambow”) and Ambow Sihua Intelligent Technology Co., Ltd. (“Ambow Sihua”), terminated their share pledge agreements, call options agreements, loan agreements, powers of attorney and exclusive consulting and service agreements with Beijing Ambow Online Software Co., Ltd. (“Ambow Online”); and entered into such contractual agreements with Ambow Shengying Education and Technology Co., Ltd. (“Ambow Shengying”) instead. As of June 29, 2017, the shareholders of VIE, Beijing Normal University Ambow Education Technology Co., Ltd. (“Ambow Shida”), terminated their share pledge agreements, call options agreements, loan agreements, powers of attorney and exclusive consulting and service agreements with Ambow Online; and entered into such contractual agreements with Beijing Ambow Chuangying Education and Technology Co., Ltd. (“Ambow Chuangying”) instead. Through the renewal of such contractual agreements, the Company through its subsidiaries, continued to control the operation decisions of the VIEs. Therefore, the accounts and operations of the VIEs and their subsidiaries remain unchanged in the Group’s consolidated financial statements.

On August 31, 2017, the Company sold the 100% equity interest in Ambow Online to a third party for nil consideration. After the disposal, Ambow Online and its remaining VIE Suzhou Wenjian Venture Investment Management Consulting Co., Ltd. (“Suzhou Wenjian”) were not consolidated by the Company. On September 30, 2017, the Company sold the 100% equity interest in 21st Century Training Center to a third party, with a consideration of RMB 1 yuan. After the disposal, 21st Century Training Center was not consolidated by the Company. Refer to Note-26 Disposal of Subsidiaries for detailed information.

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

The Company established Ambow BSC Inc. on February 14, 2017. Ambow BSC Inc. is a 100% subsidiary of the Company. On November 20, 2017, Ambow BSC Inc. acquired 100% of the outstanding shares of common stock of Bay State College Inc. Bay State College Inc. is a Massachusetts corporation that owns and operates Bay State College, a higher education institution offering career-focused post-secondary educational services. Refer to Note 23-Acquisition for detailed information.

In March 2018, the Company closed Ambow (Dalian) Education and Technology Co., Ltd. and completed its deregistration procedures of local governmental and corporate service institutions.

In June 2018, the Company completed its public offering of 2,070,000 ADSs at US$4.25 per ADS. Each ADS represents two Class A ordinary shares of the Company.

The Company established Ambow NSAD Inc. on May 8, 2019 with intention to acquire and hold 100% interest of NewSchool of Architecture and Design, LLC. Refer to Note 31-Subsequent Events for further information.

In 2019, the Company also established a series of new subsidiaries and branch companies, and completed deregistration procedures of two subsidiaries and one branch company in China. Refer to Note 1 (c) – Major Subsidiaries and VIEs for further information.

In 2019, in response to the shift of business development focus, the Group changed its management approach to organize reportable segments to make operating decisions and assess performance. New reportable segments include K-12 schools and College Preparation & Career Enhancement Programs (“CP&CE Programs”). Refer to Note 21-Segment Information for detail.

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

c.	Major subsidiaries and VIEs

As of December 31, 2019, the Company’s major subsidiaries and VIEs include the following entities:

Name	Date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of ownership %	Principal activity
Subsidiaries

Ambow Education Management (Hong Kong) Ltd.	November 9, 2009	Hong Kong	100%	Investment Holding

Ambow Chuangying	January 18, 2008	PRC	100%	Investment Holding

Ambow Shengying	October 13, 2008	PRC	100%	Investment Holding

Ambow BSC Inc.	February 14, 2017	United States	100%	Investment Holding

Bay State College Inc.	November 20, 2017	United States	100%	CP&CE Programs

Ambow NSAD Inc.	May 8, 2019	United States	100%	Investment Holding

Name	Date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of ownership %	Principal activity
Variable interest entities (“VIEs”) and subsidiaries of VIEs

Ambow Shida	July 30, 2004	PRC	100%	Investment Holding

Shanghai Ambow	May 16, 2006	PRC	100%	Investment Holding

Ambow Sihua	April 17, 2007	PRC	100%	Investment Holding

Ambow Rongye Education and Technology Co., Ltd. (“Ambow Rongye”)	September 8, 2015	PRC	100%	Investment Holding

Ambow Zhixin Education and Technology Co., Ltd. (“Ambow Zhixin”)	October 14, 2015	PRC	100%	Investment Holding

IValley	March 13, 2017	Taiwan	100%	Investment Holding

Jinan Wangrong Investment Consulting Co., Ltd.	May 21,2010	PRC	100%	CP&CE Programs

Chongqing XiaTe Technology Development Co., Ltd. (“Chongqing XT Career Enhancement”)	January 13, 2011	PRC	100%	CP&CE Programs

Beijing Genesis Education Group (“Genesis Career Enhancement”)	May 1, 2011	PRC	100%	CP&CE Programs

Kunshan Ambow	August 28, 2008	PRC	100%	CP&CE Programs

Beijing Ambow Dacheng Education and Technology Co., Ltd.	December 2, 2013	PRC	100%	CP&CE Programs

Shanghai Huanyu Liren Education Training Co., Ltd. (“Huanyu Liren”)	April 27, 2016	PRC	100%	CP&CE Programs

IValley Beijing	September 15, 2017	PRC	100%	CP&CE Programs

Beijing Century Zhisheng Education Technology Co., Ltd	July 26, 2007	PRC	100%	CP&CE Programs

Changsha Jingcai Education Technology Co., Ltd.	February 1, 2019	PRC	100%	Investment Holding

Beijing Zhong’an Ambow Culture Technology Co., Ltd. (“ZhongAn Ambow”)	May 1, 2019	PRC	51%	CP&CE Programs

Name	Date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of ownership %	Principal activity
Schools of VIEs

Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”)	June 18, 1999	PRC	100%	K-12 School

Shenyang Universe High School (“Shenyang K-12”)	December 8, 2003	PRC	100%	K-12 School

Shuyang Galaxy School (“Shuyang K-12”)	November 1, 2008	PRC	100%	K-12 School

Zhenjiang Ambow Education Training Center	June 15, 2009	PRC	100%	CP&CE Programs

Changsha FR Jingcai Xiuye Tutoring School Co., Ltd.	October 18, 2018	PRC	100%	CP&CE Programs

Changsha YL Jingcai Xiuye Tutoring School Co., Ltd.	January 29, 2019	PRC	100%	CP&CE Programs

Changsha YH Jingcai Xiuye Tutoring School Co., Ltd.	July 24, 2019	PRC	100%	CP&CE Programs

Changsha WC Xiuye Tutoring School Co., Ltd.	February 1, 2019	PRC	100%	CP&CE Programs

Changsha FR Xiuye Tutoring School Co., Ltd.	February 1, 2019	PRC	100%	CP&CE Programs

Changsha TX Xiuye Tutoring School Co., Ltd.	December 3, 2019	PRC	100%	CP&CE Programs

Lanzhou Anning Ambow English Training School	May 16, 2011	PRC	100%	CP&CE Programs

Lanzhou Chengguan Ambow English Training School	March 5, 2012	PRC	100%	CP&CE Programs

Lanzhou Ambow Extracurricular Training School Co., Ltd.	November 7, 2018	PRC	100%	CP&CE Programs

Dalian High Tech Zone Ambow Hope Training School	August 17, 2009	PRC	100%	CP&CE Programs

Beijing YZ Tutoring	December 30, 1994	PRC	100%	CP&CE Programs

Beijing Haidian Ambow Xinganxian Training School (“Beijing Xinganxian”)	March 28, 2005	PRC	100%	CP&CE Programs

Beijing Huairou Xinganxian Training School	March 10, 2011	PRC	100%	CP&CE Programs

Shandong Shichuang Software Training School	September 22, 2009	PRC	100%	CP&CE Programs

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

According to the Law for Promoting Private Education, which regulates the education industry in China, schools not requiring reasonable returns are prohibited from distributing annual dividends. The Company through the VIEs has the power to direct the schools’ most significant activities as long as the VIEs remain the equity holders of the schools and has the obligation to absorb operating losses and the rights to receive the schools’ expected residual returns. The Company is able to extract profits through technical service agreements. Therefore, the Company through the VIEs is the primary beneficiary of the schools not requiring reasonable returns and consolidates them under the VIE model.

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

As a result, the Company considers it is appropriate to, according to ASC 810, aggregate all these VIEs together for reporting in the financial statements.

Risk in relation to the VIE structure

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including those that govern the Group’s VIE contractual arrangements. If the Group’s ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including (i) revoking the business and operating licenses of the Company’s PRC subsidiaries and VIEs; (ii) discontinuing or restricting the operations of any related-party transactions among the Company’s PRC subsidiaries and VIEs; (iii) imposing fines or other requirements with which the Group or the Company’s PRC subsidiaries and VIEs may not be able to comply; (iv) revoking the preferential tax treatment enjoyed by the Company’s PRC subsidiaries and VIEs; (v) requiring the Group or the Company’s PRC subsidiaries and VIEs to restructure the ownership structure or operations. If any of the above penalties is imposed on the Group, the Group’s business operations and expansion, financial condition and results of operations will be materially and adversely affected. On March 15, 2019, the new Foreign Investment Law of PRC (the “2018 Foreign Investment Law”) was passed by the Second Session of the thirteenth National People's Congress and will come into force on January 1, 2020. The 2018 Foreign Investment Law does not mention concepts including “de facto control”, “controlling through contractual arrangements” or “variable interest entity”, nor does it specify the regulation on controlling through contractual arrangements or variable interest entity. Furthermore, the 2018 Foreign Investment Law does not specifically stipulate rules on the education industry. Therefore, the Company believes that the 2018 Foreign Investment Law will not have any material adverse effect on its VIE structure and business operations.

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

Financial information of the VIEs and their subsidiaries/schools:

The combined financial information of the Group’s VIEs and, as applicable, subsidiaries/schools of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Total assets	743,097	684,384
Total liabilities	527,339	647,775

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenue	426,118	447,834	503,221
Net income (loss)	41,636	66,185	(45,739)

The following table sets forth cash and cash equivalents in RMB held by the Group’s VIEs and non-VIE in PRC as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB
VIEs in PRC	187,815	86,304
Non-VIEs in PRC	2,179	52,115
Total	189,994	138,419

2. GOING CONCERN

Liquidity and Capital Resources

As of December 31, 2019, the Group’s consolidated current liabilities exceeded its consolidated current assets by RMB 209,344. The Group’s consolidated net assets were amounting to RMB 163,596 as of December 31, 2019.

The Group’s principal sources of liquidity have been cash provided by operating activities. The Group had net cash used in operating activities of RMB 10,210, net cash provided by operating activities of RMB 25,445 and RMB 20,210 for the years ended December 31, 2019, 2018 and 2017, respectively. The cash outflow in 2019 was mainly caused by more cash spending on compensation, rental, marketing and other operating expenses. As of December 31, 2019, the Group had RMB 157,600 in unrestricted cash and cash equivalents. The Group’s cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions.  As of December 31, 2019, the Group had RMB 94,967 in unrestricted cash and cash equivalents from VIEs.

The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage cost and operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

Most recently, from the beginning of 2020, with the global spread of a novel coronavirus pandemic, also known as COVID-19, businesses and schools in China have been suspended since the end of January 2020 as part of quarantine measures to contain the pandemic. Our K-12 schools and training centers in China have been closed since then and the reopening time is postponed until further notice from local authorities. Bay State College in U.S. is currently moving all courses online in response to social distancing needs and precautionary measures. The pandemic may adversely affect the Group’s liquidity resources, including but not limited to delayed collection of tuition and fees.

Management plan and actions

The Group had approximately RMB 57,487 and RMB 31,000 short term investments, available for sale and short term investments, held to maturity as of December 31, 2019, which was held as short-term investments to be liquid on the expiration date before the end of 2020. Besides, according to historical experience and knowledge, the management believed that certain current liabilities could be delayed for cash payment through arrangements.

Historically, the Group has addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings and the sale of subsidiaries and other non-performing assets. In 2019 the Group filed Form F-3 with the Security and Exchange Commission to register securities with a maximum aggregate initial offering price not to exceed $100,000. In 2019, the Group’s business plan has focused on expanding existing business, exploring innovation in service portfolio, invest in new technology to build up education service platforms, improving operation efficiency and profitability, and enhancing its internal control procedures. Actions include establishing new tutoring centers and training offices, continuing to roll out the career-oriented Cross-Border College Program across U.S. and China, implementing comprehensive budget control and operation assessment, implementing enhanced vendor review and selection processes as well as enhancing internal controls on payable management, create synergy of the Group’s resources, and put forward efforts to pursue historical receivables. From 2020 and onwards, the Group is focusing on the development of core cash-generating business and will implement more stringent cost and expense controls than previous years, including but not limited to cut down numbers of employees, require strict pre-purchase application and approval, suspend certain business consuming more cash than earned etc.

The Group are taking a series of measures to respond to the negative impact from the pandemic, including offering online programs and services, cut down compensation cost, reducing other cost and expenses for savings, negotiating for relief or postpone of rentals for this special period of time and seeking for certain credit facilities etc. Moreover, along with the control of the pandemic in China, local authority of Jiangsu Province have announced the reopening time schedule of local K-12 schools in the beginning of April 2020, which include Shuyang K-12 within the Group. Other provinces of China are estimated to follow and announce their own reopening time schedules of schools in the next. The collection of tuition and fees are expected to gradually recover accordingly. There is no liquidity concerns noted in the next 12 months according to the Group’s cash flow projection.

Conclusion

The Group believes that available cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable the Group to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing the Group’s business development activities, suspending the pursuit of its business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Group will raise additional capital if needed.

3. SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.9618, representing the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

b.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. On an on-going basis, the Group evaluates its estimates, including those related to the useful lives of long-lived assets including property and equipment, stock-based compensation, fair value of assets and liabilities acquired in business combinations, impairment of goodwill and other intangible assets, income taxes, provision for doubtful accounts and contingencies. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Actual results may differ from these estimates.

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

Restricted cash relates to special deposit accounts required by the Education Commission for the purpose of preventing abusive use of tuition and fees of educational and training institutions, and cash frozen by a court order during an ongoing legal proceeding. Please refer to Note 20-Contingencies for detail.

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

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Business combinations occurred during the years ended December 31, 2017 and 2019 are disclosed in Note 23-Acquisition. There was no business combination occurred during the year ended December 31, 2018.

l.	Intangible assets

Intangible assets represent brand, software, trade name, student population, corporative agreement, customer relationship, license, trademark, workforce and non-compete agreement. The software was initially recorded at historic acquisition costs or cost directly incurred to develop the software during the application development stage that can provide future benefits, and amortized on a straight-line basis over estimated useful lives.

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The Group reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (Refer to Note 10-Intangible Assets for further information):

Software	2 years to 10 years
Student populations	1.8 years to 15 years
Cooperative agreements	1.3 years to 10 years
License	10 years
Trademark	3 years
Workforce	2 years
Trade names	Indefinite
Brand	Indefinite

The Group has determined that trade names and brand have the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective trade names and brand. Consequently, the carrying amounts of trade names and brand are not amortized but are tested for impairment as of September 30 every year or more frequently if events or circumstances indicate that the assets may be impaired. Such impairment test consists of a comparison of the fair values of the trade names and brand with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names and brand exceed their fair values.

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

The Group evaluates a reporting unit by first identifying its operating segments, and then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meets the definition of a business, the Group evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Group determines if the segments are economically similar and, if so, the operating segments are aggregated. The Group had four reportable segments in 2017 and 2018. In 2019, in response to the shift of business development focus, the Group changed its management approach to organize reportable segments to make operating decisions and assess performance. New reportable segments include K-12 schools and CP& CE Programs. For further details, refer to Note 21-Segment Information.

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

The Group derecognizes a liability only if it has been extinguished. A liability has been extinguished if either the Group pays the creditor and is relieved of its obligation for the liability, or the Group is legally released from the liability judicially or by the creditor. In 2018, the Group derecognized liabilities with long aging over certain years and no claim of debts have been received by the Group, and liability which creditor has ceased to exist legally. Refer to Note 25-Gain from Derecognition of Liabilities for detail.

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

The Group has two reportable segments: 1) K-12 schools, 2) CP&CE Programs. K-12 schools provide K-12 full curriculums educational services to pre-school children, primary and secondary students in China. CP&CE Programs offer tutoring services to pre-school children, primary and secondary students, provide vocational education services to undergraduate students in partner colleges, provide boarding and accommodation services to partner colleges or corporate customers, provide short term outward bound and in-house training services to corporate clients, and provide intellectualized operational services to corporate clients, colleges and universities. Bay State College in U.S. under CP&CE Programs offers career-focused post-secondary educational services to undergraduate students in U.S.

For individual customers including pre-school children, primary and secondary students and undergraduate students, usually there are no written formal contracts between the Group and the students according to business practice. Records with students’ name, grade, tuition and fee collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities. For college and corporate customers, there are written formal contracts which recorded service fee, service period, each party’s rights and obligations and payment terms.

For individual customers including pre-school children, primary and secondary students and undergraduate students, the Group’s performance obligations are to provide acknowledged academic education from kindergarten till grade twelve to school-aged students within academic years, extracurricular tutoring services and post-secondary education with Associates and Bachelor’s programs within agreed-upon periods respectively. For college and corporate customers, the Group’s performance obligations are to provide customized vocational educational services to college students within academic years; or to provide boarding and accommodation services to customers for agreed-upon periods; or to provide short term outward bound and in-house training services to corporate clients within agreed-upon periods; or to provide intellectualized operational services and warranty of agreed period of time.

For individual customers including pre-school children, primary and secondary students and undergraduate students, transaction price of each customer is the tuition and fee received normally up front. For college and corporate customers, transaction price of each customer is the service fee defined in the contract, net of value added tax, and would be received either up front or within payment terms depending on each contract. Circumstances like other variable consideration, significant financing component, noncash consideration, consideration payable to a customer did not exist.

For individual, college and corporate customers, the Group identifies one performance obligation. The transaction prices are allocated to the one performance obligation. For intellectualized operational services to corporate customers, the Group identifies two distinct performance obligations, which is to provide intellectualized operational services and warranty, since customers obtain different benefits from the two services separately and these two services are usually quoted to customers with stand-alone prices, which are determined by cost of services plus certain amount of profit. The transaction price from the contract is allocated according to stand-alone selling prices of each obligation.

For individual customers including pre-school children, primary and secondary students and undergraduate students, the Group satisfies performance obligations to students over time, and recognizes revenue according to tutoring hours or school days consumed in each month of a semester. For vocational education services, outbound and in-house training services, and boarding and accommodation services to college and corporate customers, the Group satisfies performance obligations to customers over time, and recognizes revenue according to the number of months within the academic year, or training days consumed in each month, or boarding service days within each month. For intellectualized operational service to corporate clients, the Group satisfies performance obligations to customers over time, use the cost-based input method to depict its performance in transferring control of services promised to the clients. Such input measure is determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion. For performance obligation of warranty, the change of control would be transferred to the customer over time. Accordingly the Group recognizes revenue using a straight line method within the whole warranty period.

Disaggregation of revenues

The following table illustrates the disaggregation of revenue by operating segments for the years of 2017, 2018 and 2019:

(RMB in thousands)	K-12 Schools	CP&CE Programs	Consolidated
	RMB	RMB

Net Revenues in 2017	232,433	211,491	443,924
Net Revenues in 2018	277,790	253,718	531,508
Net Revenues in 2019	313,747	270,162	583,909

Contract Balances

The transferred control of promised services to customers result in the Group’s unconditional rights and conditional consideration receivable on passage of time. Accordingly as of December 31, 2018 and 2019, the Group has no other contract assets except for Accounts Receivable, in RMB 18,132 and RMB 17,939, respectively. Please refer to Note 6 for detail.

Contract liabilities represent the Group has received consideration but has not satisfied the related performance obligations. The tuition and service fees received in advance are the Group’s contract liabilities and presented in deferred revenue in the consolidated balance sheets. The revenue recognized during the year 2018 and 2019 that was previously included in the deferred revenue balances as of December 31, 2017 and December 31, 2018 was RMB 114,396 and RMB 124,250, respectively.

The following table provides the deferred revenue balances by segments as of December 31, 2018 and 2019.

	As of December 31,
	2018	2019
	RMB	RMB

K-12 Schools	87,027	96,301
CP&CE Programs	37,223	68,810
Total	124,250	165,111

r.	Cost of revenues

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

The Group adopted Accounting Standards Update (“ASU”) 2016-02 Leases (“ASC 842”) as of January 1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. Therefore, the Group has not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before January 1, 2019. The Group elected the package of practical expedients permitted under the transition guidance within the new standard, which among others things (i) allowed the Group to carry forward the historical lease classification; (ii) did not require the Group to reassess whether any expired or existing contracts are or contain leases; (iii) did not require the Group to reassess initial direct costs for any existing leases.

The Group identifies lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, the Group recognizes operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term. For finance lease, the Group recognizes finance lease right-of-use assets. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the Group’s incremental borrowing rate over a similar term of the lease payments at lease commencement. Some of the Group’s lease agreements contain renewal options; however, the Group do not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that the Group is reasonably certain of renewing the lease at inception or when a triggering event occurs. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating lease

When none of the criteria of finance lease are met, a lessee shall classify the lease as an operating lease.

Finance lease

The Group classifies a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

c. The lease term is for the major part of the remaining economic life of the underlying asset;

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term;

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

The Group expenses advertising costs as incurred. Total advertising expenses were RMB 2,701, RMB 8,450 and RMB 10,664 for the years ended December 31, 2017, 2018 and 2019, respectively, and have been included as part of selling and marketing expenses.

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

Financial instruments include cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, accounts receivable, accounts payable, borrowings, and loan receivable, current. The carrying values of the financial instruments approximate their fair values due to their short-term maturities.

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

Deferred tax liabilities and assets are classified as noncurrent and presented with a netted off amount in the consolidated balance sheets as of December 31, 2018 and 2019, respectively.

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

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Through the amendments in this Update, the FASB added Topic 326, Financial Instruments-Credit Losses, and made several consequential amendments to the standard. For public business entities, the amendments in this Update will be effective for fiscal years beginning after December 15, 2020. The Company is in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

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

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cash and cash equivalents	195,303	211,436	157,600
Restricted cash	2,350	30,072	-
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	197,653	241,508	157,600

5. SHORT TERM INVESTMENTS

Short term investments consist of held-to-maturity investments and available-for-sale investments.

Held to maturity investments

Held-to-maturity investments consist of various fixed-income financial products purchased from Chinese commercial banks, which are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products are ninety days, with annual interest rate ranging from 3.60% to 4.48% and matured and fully collected with principal and interest as of the date of this report. They are classified as short term investments on the consolidated balance sheets as its contractual maturity dates are less than one year. The repayments of principal of the financial products are not guaranteed by the Chinese commercial banks from which the fixed income financial products were purchased. Historically, the Company has received the principal and the interest in full upon maturity of these investments.

While these fixed-income financial products are not publicly traded, the Company estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. No OTTI loss was recognized for the year ended December 31, 2019.

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

Available-for-sale securities are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The aging of all the available-for-sale investments were less than 12 months as of December 31, 2019. No OTTI loss was recognized for the year ended December 31, 2019.

The amortized cost, gross unrealized gain in accumulated other comprehensive income, and estimated fair value of investments as of December 31, 2018 and 2019, are reflected in the tables below:

	As of December 31, 2018
	Amortized Cost	Gross unrealized gain in accumulated other comprehensive income	Estimated Fair value
	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	70,000	-	70,000

Available-for-sale investments
Adjustable-rate financial products	47,000	208	47,208

	As of December 31, 2019
	Amortized Cost	Gross unrealized gain in accumulated other comprehensive income	Estimated Fair value
	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	31,000	-	31,000

Available-for-sale investments
Adjustable-rate financial products	56,000	1,487	57,487

Interest income recognized on held-to-maturity investments for years ended December 31, 2017, 2018 and 2019 were as follows:

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Interest income recognized on held-to-maturity investments	3,799	5,836	1,904	274

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB

Accounts receivable	21,667	20,932
Less: Allowance for doubtful accounts	(3,535)	(2,993)
Accounts receivable, net	18,132	17,939

Allowance for doubtful accounts:

	As of December 31,
	2018	2019
	RMB	RMB
Balance at beginning of year	(746)	(3,535)
Addition (Note i)	(4,616)	(3,220)
Written off (Note i)	1,827	3,762
Balance at end of year	(3,535)	(2,993)

(Note i) Full provision was provided to receivables due from different customers due to the remote collectability, and certain provision was written off after all collection efforts have been exhausted and the potential for recovery was remote.

7. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid and other current assets consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB

Amount due from Xihua Group (Note i)	49,800	49,800
Receivable from Zhenjiang operating rights (Note ii)	35,000	35,000
Value added tax refundable	5,165	-
Prepaid input value-added tax	8,631	4,682
Due from former owners	5,743	2,848
Staff advances	7,885	6,578
Rental deposits	3,522	4,257
Prepaid professional services fees	5,053	5,278
Loan to third party (Note iii)	-	9,000
Other prepaid rentals	7,443	-
Others (Note iv)	16,182	20,192
Total before allowance for doubtful accounts	144,424	137,635
Less: allowance for doubtful accounts	(9,654)	(4,339)
Total	134,770	133,296

Allowance for doubtful accounts:

	As of December 31,
	2018	2019
	RMB	RMB
Balance at beginning of year	(11,212)	(9,654)
Addition (Note v)	(1,029)	(2,765)
Written off (Note v)	2,587	8,080
Balance at end of year	(9,654)	(4,339)

(Note i) A payable balance amounted to RMB 49,800 was recorded by a subsidiary prior to its acquisition by the Group, and such payable was indemnified by Xihua Investment Group (“Xihua Group). No provision was made for the indemnity. The indemnity balance was still outstanding as of the date of issuance of the financial statements.

(Note ii) The balance represented the prepaid operating rights to the Zhenjiang Foreign Language School and Zhenjiang International School. The Group started a negotiation of returning the operating right back to the original owner Zhenjiang Education Investment Center in the third quarter of 2011. As a result, the prepaid operating rights have been reclassified as receivable since then. As of December 31, 2018 and 2019, the payable balance to Zhenjiang Foreign Language School amounted to RMB 36,770 and RMB 36,770, respectively (see Note 13); therefore, no provision was made. As of the date of issuance of the financial statements, the negotiation was still in progress.

(Note iii) Ambow Shengying entered into loan agreements with Beijing Dongyuanzhongheng Investment Management Co., Ltd. (“Dongyuan”) on November 13 and December 16, 2019, respectively. The principles are RMB 15,000 and RMB 10,000, respectively. According to the loan agreements, the annual interest rates are 5%, and the due dates are December 31, 2019. The loan agreements were without any requirements for collateral or pledge on the loans. As of December 31, 2019, Dongyuan has fully repaid the principle and interest of the loan in RMB 15,000, and repaid RMB 1,000 of the loan in RMB 10,000 and interest due. On April 8, 2020, the Group entered into a term sheet with Dongyuan to agree that the outstanding loan and interest due would be turned into part of consideration for the Group to acquire a no-less-than 51% equity interest of Hebi Ambow Ruiheng Education Technology Co., Ltd. depending on both parties further agreement. Refer to Note 12-Other Non-Current Assets, Net and Note 31-Subsequent Event for further information. No allowance upon such loan to third party was provided in the year of 2019.

(Note iv) Others mainly included inventory, prepaid education supplies, prepaid outsourcing service fee, and other miscellaneous items with trivial amounts.

(Note v) Addition of allowance during the years of 2018 and 2019 was mainly provided against third parties, former employees and former owners due to the remote recoverability. Certain provisions were written off after all collection efforts being exhausted and the potentials for recovery was remote.

8. LOAN RECEIVABLE, CURRENT

The following table sets forth the loan agreement in loan receivable, current balance:

Date	Borrower	Lender	Amount (RMB)	Annual Interest Rate	Repayment Due Date
4/5/2017	Suzhou Zhixinliren Investments Co., Limited (“Suzhou Zhixinliren”)	Ambow Shengying	-	0%	4/4/2019

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

In order to meet the Company’s acquisition fund and working capital needs in US Dollars, on April 5, 2017, the Company entered into an agreement to receive an interest-free loan from Sino Accord Investments Limited (“Sino Accord”) in the amount of US$ 6,000 (equivalent to RMB 41,179 as of December 31, 2018). The due date of the loan was April 4, 2018. On March 7, 2018, the Company entered into a supplementary agreement with Sino Accord to extend the term of loan for additional one year. The extended maturity date of the loan was April 4, 2019. Sino Accord is a non-affiliated party to the Company. Through an understanding among the Company, Ambow Shengying, Suzhou Zhixinliren and Sino Accord, the borrowing due to Sino Accord, current at amount of US$ 6,000 was correlated to the loan receivable, current at amount of RMB 42,677. It was the understanding among the parties that when the borrowing from third party, current is repaid, the loan receivable, current will similarly be collected.

As of December 31, 2019, the Company fully repaid the borrowing due to Sino Accord and fully collected the loan receivable, current from Suzhou Zhixinliren. Refer to Note 14-Borrowing From Third Party, Current.

As of December 31, 2018 and 2019, the Company has RMB 42,677 and RMB nil of loan receivable, current from Suzhou Zhixinliren, respectively.

9. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Buildings	128,050	128,282
Capital lease of property	12,000	-
Motor vehicles	4,783	4,464
Office and computer equipment	67,555	63,685
Leasehold improvements	80,339	83,251
Sub-total	292,727	279,682
Less: accumulated depreciation	(126,794)	(122,219)
Total	165,933	157,463

For the years ended December 31, 2017, 2018 and 2019, depreciation expenses were RMB 17,103, RMB 19,973 and RMB 18,481, respectively, which were recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses.

The capital leases of properties of Shenyang K-12 School was RMB 12,000, which commenced from December 30, 2010. As at December 31, 2018, the accumulated depreciation of Shenyang K-12 School’s capital lease of properties were RMB 4,950. For the years ended December 31, 2017 and 2018, depreciation expenses were RMB 600 and RMB 600 respectively and recorded in cost of revenues. The capital leases was reclassified to finance lease right-of-use asset since the Group adopted ASC 842 Lease from January 1, 2019.

As of December 31, 2019, the Group has not obtained the building ownership certificates for certain buildings with a total net carrying value of approximately RMB 31,764.

10. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Gross carrying amount
Trade names	48,908	43,878
Brand	5,920	5,920
Student populations	39,818	39,817
Software	35,421	37,024
Customer relationships	5,270	5,270
Cooperative agreements	5,230	5,230
Favorable leases	63,237	-
Non-compete agreements	833	833
Trademark	-	2,322
Workforce	-	1,870
License	-	678
	204,637	142,842
Less: Accumulated amortization
Trade names	-	-
Brand	-	-
Student populations	(38,476)	(39,288)
Software	(34,200)	(34,945)
Customer relationships	(5,270)	(5,270)
Cooperative agreements	(4,062)	(4,570)
Favorable leases	(29,384)	-
Non-compete agreements	(833)	(833)
Trademark	-	(582)
Workforce	-	(702)
License	-	(45)
	(112,225)	(86,235)
Intangible assets, net
Trade names	48,908	43,878
Brand	5,920	5,920
Student populations	1,342	529
Software	1,221	2,079
Customer relationships	-	-
Cooperative agreements	1,168	660
Favorable leases	33,853	-
Non-compete agreements	-	-
Trademark	-	1,740
Workforce	-	1,168
License	-	633
	92,412	56,607

For the years ended December 31, 2017, 2018 and 2019, the Group performed impairment test on the trade name, brand and other finite lived intangible assets, and recorded impairment loss of RMB nil, RMB nil and RMB 5,030, respectively. The favorable leases were reclassified to the operating lease right-of-use asset since the Group adopted ASC 842 Lease from January1, 2019.

Amortization expenses for intangible assets amounted to RMB 4,782, RMB 4,651 and RMB 6,042 for the years ended December 31, 2017, 2018 and 2019, respectively, of which RMB 1,393, RMB 1,393 and RMB 3,063 are included in cost of sales and the remaining is included in general and administrative expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the future annual periods is as follows:

Amount
RMB
2020	3,161
2021	1,482
2022	544
2023	320
2024	298
Thereafter	1,004
Total	6,809

11. GOODWILL

The changes in the carrying amount of goodwill by reporting unit for the years ended December 31, 2018 and 2019 were as follows:

	K-12	CP&CE
	Schools	Programs	Consolidated
	RMB	RMB	RMB
Balance as of December 31, 2017	25,710	47,456	73,166
Goodwill recognized during the year	-	-	-
Goodwill impairment (Note i)	-	-	-
Balance as of December 31, 2018	25,710	47,456	73,166
Goodwill recognized during the year (Note 23)	-	20,911	20,911
Goodwill impairment (Note i)	-	(33,724)	(33,724)
Balance as of December 31, 2019	25,710	34,643	60,353

(Note i) In 2019, the Group elected to start with the quantitative impairment test for goodwill. The management determined that the Income Approach, specifically the Discounted Cash Flow (“DCF”) method, is appropriate. For CP&CE Programs, revenue has kept at an increased trend compared to the year of 2018. However, some business units has kept downward trends in business performance and operating results, and the management decided to suspend some non-performing business units in order to solidify the operational base and enhance future growth prospects. As a result, lower projection of cash flows was used for these business units. For the rest of entities, the management would continue to maintain business, develop new programs and service portfolios and organize resources in a more effective way. For K-12 segment, the management decided to use a flat and conservative growth rate. Other key assumptions besides cash flow projections included discount rates in the range from 15% to 16% and terminal growth rate of 3%. As a result of the above factors, fair value of CP&CE Programs was less than its carrying amount, with an impairment loss of RMB 33,724 recognized for the year ended December 31, 2019. There was no goodwill impairment loss recognized in 2017 and 2018 respectively.

12. OTHER NON-CURRENT ASSETS, NET

Other non-current assets consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Prepaid long-term deposit to lock-up an equity interest investment (Note i)	-	42,212
Long-term receivables from Jinghan Taihe (Note ii & Note 23)	-	10,773
Long-term restricted cash	-	6,587
Long-term lease deposits	4,312	5,290
Equity method investments	2,446	1,895
Prepayment for development of internal use software	1,211	-
Others	3,295	4,214
Total	11,264	70,971

(Note i)  In April 2019, Ambow Shida entered into an agreement to lock-up a no-less-than 51% equity interest of Hebi Ambow Ruiheng Education Technology Co., Ltd. (“Hebi School”) held by Dongyuan for six years, starting from May 1, 2019 till April 30, 2025. Hebi School is a for-profit K-12 school located in Hebi, Henan Province in China, and under campus construction from July 2019. It will provide elementary, junior and senior high school full curriculum services once put into use. Ambow Shida paid RMB 40,000 to Dongyuan as a deposit in April 2019 according to the agreement. As agreed by both parties, if Ambow Shida and Dongyuan reached for agreement to transfer the equity interest of Hebi School at any time during the six years, the deposit in RMB 40,000 plus 10% annual interest accrued would not be returned but as part of the consideration for the transfer; or, Dongyuan will return the deposit to Ambow Shida with 10% annual interest within seven days upon the termination of the Agreement. Ambow Shida recognized RMB 40,000 as the principal and RMB 2,212 as interest receivable of the lock-up deposit as of December 31, 2019. Refer to Note 31-Subsequent Event for further information.

(Note ii)  As of December 31, 2019, the Group recognized long-term receivables due from Jinghan Taihe of RMB 10,773, including the present value of long-term receivable related to the acquisition of tutoring centers previously owned by Jinghan Taihe and accrued management fee income from Jinghan Taihe. The interest income recognized in the Group’s consolidated income statement for the years ended December 31, 2019 and 2018 were RMB 958 and RMB nil, respectively. Refer to Note 23-Acquisition for further background information.

13. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Payable to Ambow Online (Note 26)	25,532	-
Business tax, VAT and others	41,147	42,469
Payable balance with indemnity by Xihua Group (Note 7(i))	49,800	49,800
Accrual for rental	43,147	-
Payable to Zhenjiang Foreign Language School (Note 7(ii))	36,770	36,770
Accrued payroll and welfare	28,767	32,189
Professional service fees payable	2,801	898
Receipt in advance	9,431	9,626
Amounts due to students	5,995	6,650
Lawsuit penalty payable	2,453	2,592
Others	10,482	11,963
Total	256,325	192,957

14. BORROWING FROM THIRD PARTY, CURRENT

The following table sets forth the loan agreement of borrowing from third party, current balance:

Date	Borrower	Lender	Amount (RMB)	Original Amount (US$)	Annual Interest Rate	Repayment Due Date
4/5/2017	Ambow Education Holding Ltd.	Sino Accord	-	6,000	0%	4/4/2019

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

Through an understanding among the Company, Ambow Shengying, Suzhou Zhixinliren and Sino Accord, the borrowing due to Sino Accord, current at amount of US$ 6,000 was correlated to the loan receivable, current at amount of RMB 42,677. It was the understanding among the parties that when the borrowing from third party, current is repaid, the loan receivable, current will similarly be collected.

As of December 31, 2019, the Company fully repaid the borrowing due to Sino Accord and fully collected the loan receivable, current from Suzhou Zhixinliren. Refer to Note 8-Loan Receivable, Current.

As of December 31, 2018 and 2019, the Company has RMB 41,179 and RMB nil of borrowings from Sino Accord, current, respectively.

15. ORDINARY SHARES

As of December 31, 2017, there were 34,206,939 and 4,708,415 Class A and Class C Ordinary Shares issued and outstanding, respectively.

The addition of ordinary shares during the years ended December 31, 2018 and 2019 came from the vest of restricted shares and the public offering in June 2018. Refer to Note 16-Share Based Compensation – Restricted Stock Award for further information on the vest of restricted shares and Note 1 (a)-Organization and Principal Activities – Background for further information on the public offering.

As of December 31, 2018, there were 38,756,289 and 4,708,415 Class A and Class C Ordinary Shares issued and outstanding, respectively.

As of December 31, 2019, there were 38,858,199 and 4,708,415 Class A and Class C Ordinary Shares issued and outstanding, respectively.

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

Share options

On November 22, 2018, the Board of Directors approved to convert 293,059 outstanding and expired options with an exercise price of US$0.4749 into 293,059 shares of restricted stock. The fair value of the restricted shares was US$2.70 per share, which was based on the quoted price of the Company’s ADS on November 21, 2018. All restricted stock subject to this award fully vested as of November 22, 2018. After the conversion, there were no options granted to employees and non-employees.

A summary of the share option activity as of December 31, 2017, 2018 and 2019 is as follows:

	Year ended December 31, 2017				Year ended December 31, 2018				Year ended December 31, 2019
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		RMB		RMB		RMB		RMB		RMB		RMB
Outstanding at beginning of year	256,617	3.30	2.84	4,499	253,816	3.09	1.86	1,186	-	-	-	-
Granted	-	-	-	-	-	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-	-	-	-	-	-
Forfeited or expired	(2,801)	3.09	-	-	-	-	-	-	-	-	-	-
Converted	-	-	-	-	(253,816)	3.09	-	-	-	-	-	-
Outstanding at end of year	253,816	3.09	1.86	1,186	-	-	-	-	-	-	-	-
Exercisable at end of year	253,816	3.09	1.86	1,186	-	-	-	-	-	-	-	-
Expected to be vested	-	-	-	-	-	-	-	-	-	-	-	-

Management of the Group is responsible for determining the fair value of options granted and have considered a number of factors when making this determination, including valuations. The Group has not granted options during the year of 2017, 2018 and 2019.

There were no share-based compensation expenses for the share options during the years from 2017 to 2019. As of December 31, 2018 and 2019, all share options were vested and previously expensed.

Restricted stock awards

During the years of 2014 and 2015, the Board of Directors granted several restricted stock awards to non-executive members of the Board and employees. As of December 31, 2019, these awards of restricted stock have been fully vested.

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the grant date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. In 2018 and 2019, 116,291 and 47,743 shares of restricted stock were vested respectively, with 116,291 and 47,743 of the vested shares separately issued to the board members. As of December 31, 2019, these awards of restricted stock were fully vested.

On November 22, 2018, the Board of Directors approved to convert 293,059 outstanding and expired options with an exercise price of US$0.4749 into 293,059 shares of restricted stock. All restricted stock subject to this award fully vested as of November 22, 2018.

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Company. Twenty-five percent of the awards shall vest on the one year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service of the Company through each vesting date. In 2018 and 2019, nil and 54,167 shares of restricted stock were vested respectively.

A summary of the restricted stock awards as of December 31, 2018 and 2019 is as follows:

	Year ended December 31, 2018
	Shares	Grant-date fair value	Weighted Average Remaining Contractual Term
		RMB
Unvested at beginning of year	196,637	20.50	1.29
Granted	493,059	18.56	3.90
Vested	(409,350)	19.40	-
Forfeited or expired	(7,027)	21.51	2.11
Unvested at end of year	273,319	19.31	3.01
Shares vested but not issued at end of year	19,935	21.51	-

	Year ended December 31, 2019
	Shares	Grant-date fair value	Weighted Average Remaining Contractual Term
		RMB
Unvested at beginning of year	273,319	19.31	3.01
Granted	-	-	-
Vested	(101,910)	20.20	-
Forfeited or expired	-	-	-
Unvested at end of year	171,409	19.16	2.55
Shares vested but not issued at end of year	19,935	21.78	-

The Company recorded share-based compensation expenses of RMB 4,640, RMB 8,121 and RMB 1,624 in general and administrative expense for the restricted stock awards for the years ended December 31, 2017, 2018 and 2019, respectively, and the unrecognized share-based compensation expenses were amounting to RMB 4,650 and RMB 2,720 as of December 31, 2018 and 2019, respectively.

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

As of December 31, 2018 and 2019, the payable balances for VAT were RMB 8,973 and RMB 10,645 respectively.

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

As of December 31, 2018 and 2019, the payable balances for business tax were RMB 18,430 and RMB 18,456, respectively.

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

PRC and US

Significant components of the provision for income taxes on earnings for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current:
PRC	11,648	5,709	6,198
U.S.	93	-	5
Deferred:
PRC	(2,161)	(2,594)	6,156
U.S.	34	383	558
Provision for income tax expenses	9,614	3,498	12,917

Corporate entities

The PRC Enterprise Income Tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. EIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises.

EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of PRC. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company satisfies the criteria of beneficial owner as set out in Circular Guoshuihan [2009] No. 601. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a circular which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the EIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to EIT Law and EIT Implementing Regulations, a tax resident enterprise is an entity incorporated in the PRC, or incorporated outside the PRC but its “place of effective management” is in the PRC. The Company assessed and concluded that it does not satisfy the definition of a tax resident enterprise. The Company has further determined that its FIEs in PRC will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIEs in PRC for the years ended December 31, 2017, 2018 and 2019.

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

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31
	2018	2019
	RMB	RMB
Deferred tax asset:
Accrued expense	5,942	4,332
Allowance for doubtful accounts	45,032	39,051
Tax loss carried forward	259,740	229,545
Deferred advertising expense	472	221
Impairment of long-lived tangible assets	424	357
Discount on long-term receivables from Jinghan Taihe	-	8,660
Total deferred tax assets	311,610	282,166
Valuation allowance	(278,437)	(249,626)
Deferred tax assets, net of valuation allowance	33,173	32,540

Deferred tax liabilities:
- Unrecognized valuation surplus and deficit - acquisition	79,834	81,125
- Unrecognized valuation surplus and deficit - decrease due to amortization and impairment	(58,272)	(61,516)
- Unrealized profit of short-term investments	142	428
- Accelerated fixed assets depreciation	1,229	2,308
Total deferred tax liabilities	22,933	22,345
Deferred tax assets, net of valuation allowance and deferred tax liabilities	10,240	10,195

For entities incorporated in Hong Kong, net loss can be carried forward indefinitely; for entity incorporated in Taiwan, net loss can be carried forward for ten years; for entity incorporated in U.S., net loss generated before 2018 can be carried forward for twenty years, net loss generated in 2018 and onward can be carried forward indefinitely; for entity incorporated in P.R.C. mainland, net loss can be carried forward for five years.

The following represents the amounts and expiration dates of operating loss carried forwards for tax purpose:

Amount
RMB
2020	47,845
2021	37,194
2022	16,491
2023	16,758
2024 and thereafter	693,091
Total	811,379

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	536,838	403,485	278,437
Allowance made during the year	10,764	7,315	96,336
Decrease due to disposal/deregistration of subsidiaries	(120,069)	(23,595)	(65,639)
Reversals	(24,048)	(108,768)	(59,508)
Balance at end of the year	403,485	278,437	249,626

Reconciliation between total income tax expense and the amount computed by applying the PRC statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2017	2018	2019
	%	%	%
PRC statutory income tax rate	25%	25%	25%
Impact of different tax rates in other jurisdictions	(6)%	(2)%	(8)%
Tax effect of preferential tax rate for small enterprises	0%	0%	(5)%
Tax effect of non-deductible expenses	15%	9%	(2)%
Tax effect of non-taxable income	(13)%	(9)%	2%
Tax effect of tax-exempt entities	7%	0%	17%
Tax effect of deemed profit	0%	(2)%	0%
Tax effect of short term investment	0%	3%	0%
Tax penalty	2%	0%	0%
Deferred tax effect of tax rate change	0%	0%	(35)%
Changes in valuation allowance	(12)%	(16)%	(9)%
Effective tax rate	18%	8%	(15)%

d.	Uncertain tax positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	25,323	24,619	26,246
The amount of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(131)	(259)	(242)
Additions for tax position of current year	6,072	2,301	6,148
Decrease due to disposal of subsidiaries (Note 26)	(6,645)	-	-
Decrease due to deregistration of subsidiary	-	(415)	-
Unrecognized tax benefits, end of year	24,619	26,246	32,152

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC Topic 740, and the balance is presented as non-current liability in the consolidated financial statements since December 31, 2019 due to the fact that the Group does not anticipate payments of cash within one year.

The Group recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. The Group has a liability for accrued interest of RMB nil as of December 31, 2018 and 2019, respectively.

However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. As of December 31, 2017, 2018 and 2019, there are RMB 24,619, RMB 26,246 and RMB 32,152 unrecognized tax benefits that if recognized would affect the annual effective tax rate. The Group does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2019.

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

18. NET INCOME/LOSS PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Numerator:
Numerator for basic and diluted income (loss) per share	46,463	44,990	(99,941)
Denominator:
Denominator for basic income (loss) per share weighted average ordinary shares outstanding	38,826,800	41,342,597	43,505,175
Denominator for diluted income (loss) per share weighted average ordinary shares outstanding	39,303,760	41,671,763	43,505,175

Basic income (loss) per share	1.20	1.09	(2.30)
Diluted income (loss) per share	1.18	1.08	(2.30)

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the period. Due to the loss for the year ended December 31, 2019, approximately 68,978 restricted shares were excluded from the calculation of diluted net loss per share, because the effect would be anti-dilutive. 476,960 and 329,166 share options and restricted shares were included in the calculation of diluted income per share for year of 2017 and 2018 respectively.

19. LEASES

The Group has operating leases for classrooms, dormitories, corporate offices and certain equipment; and finance lease for a teaching building used by Shenyang K-12 School. For the finance lease, all lease payments have been paid to the landlord from the commencement date of the lease.

The components of lease expense were as follows:

Year ended December 31, 2019
RMB
Operating and short-term lease expense	49,079

Finance lease expense	600

Supplemental cash flow information related to leases was as follows:

Year ended December 31, 2019
RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	43,684
Operating cash flows from finance lease	-

Supplemental balance sheet information related to leases was as follows:

Year ended December 31, 2019
Weighted-average Remaining Lease Term
Operating leases	7.87 Years
Finance lease	10.67 Years
Weighted-average Discount Rate
Operating leases	4.57%

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2019.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of December 31, 2019.

As of December 31, 2019, maturities of lease liabilities were as follows:

Amount
RMB
2020	56,270
2021	49,136
2022	46,436
2023	34,139
2024	25,772
Thereafter	130,442
Total lease payments	342,195
Less: interest	(72,616)
Total	269,579
Less: current portion	(53,512)
Non-current portion	216,067

As of December 31, 2019, the Group had no material operating or finance leases that had not yet commenced.

Sublease

The Group subleases dormitories and offices to third parties under operating leases. Sublease income are recorded as a reduction of lease expense in the consolidated statements of operations.

For the years ended December 31, 2017, 2018 and 2019, gross sublease income of the Group were RMB 385, RMB 4,131 and RMB 3,064, respectively.

20. CONTINGENCIES

On May 24, 2018, Changsha Yaxing Real Estate Development Co., Ltd. (“Changsha Yaxing”) filed a claim to Hunan Provincial High Court, against Shida Ambow, Ambow Chuangying and Changsha K-12 to seek indemnification for Changsha K-12 equity transfer consideration. In July 2018 Hunan Provincial Court ruled to freeze the bank account of Shida Ambow. As of December 31, 2018, Shida Ambow’s cash in bank amounting to RMB 27.7 million was frozen. Shida Ambow filed an objection of jurisdiction to Hunan Provincial High Court in July 2018. In September 2018 Hunan Provincial High Court overruled the objection of jurisdiction. The Group has appealed to the Supreme Court of PRC. The Supreme Court of PRC accepted the appeal in February 2019 and assigned the case to the First Circuit Court of the Supreme Court. The Company withdrew the appeal in July 2019. The restricted cash in bank in RMB 27.7 million was unfrozen in July 2019 due to the expiration of property preservation period. In October 2019, Changsha Yaxing requested to withdrew the claim against Shida Ambow from Hunan Provincial High Court. The Court ruled to allow the withdrawal. The case closed hereafter.

As of December 31, 2019, the Company did not have any other significant indemnification claims that were probable or reasonably possible.

21. SEGMENT INFORMATION

The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

The Group’s chief operating decision maker (“CODM”) has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Group. In the years before 2019, the Group used to have four operating segments which were Tutoring, K-12 Schools, Career Enhancement and Others. These four operating segments were also identified as reportable segments. The reportable segments of Tutoring and K-12 schools were grouped under the “Better Schools” division because the segments offer programs and education services using a standards-based curriculum that enables students to improve their academic results and educational opportunities. The reportable segment of Career Enhancement was classified under the “Better Jobs” division because the segment offers services and programs that facilitate post-secondary students to obtain more attractive employment opportunities. The reportable segment of Others represents the intellectualized operational services provided, and was classified under the “Others” division. This segment provide intellectualized operational services to corporate clients, colleges and universities, which is to design, purchase, modify and integrate electronic equipment and devices, and develop mobile APP for end users to utilize office facilities, manage resources and administrative matters according to our clients’ office or teaching space, human resource deployments and office/classroom administration requirements.

From 2019 and onwards, the Group has changed its management approach in the way to organize segments for making operating decisions and assessing performance after the shift of business development focus. In the past few years, in order to organize resources and enhance future growth, the management has suspended some non-performing business units in Tutoring segment. On the other hand, with the higher demand in tertiary level education in China market and the acquisition of Bay State College, the management decided to shift the business focus to career enhancement educational services and empowering students with the drive and skills to build a better career. Considering the business development trends and shift, the management decided to reorganize the reportable segments into two segments: 1) K-12 schools, 2) CP&CE Programs. There are no changes in the classification of K-12 schools. CP&CE Programs include the previous Tutoring, Career Enhancement and Others. There are no changes on the measurement methods used to determine reported segment profit or loss and total assets along with these reportable segments. The Group has restated the corresponding items of segment information for the years of 2017 and 2018 according to the new reportable segments as blow.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues, cost of revenues, gross profit, operating expenses, other income (expense), (loss) income before income tax and non-controlling interests and total assets as follows.

For the year ended December 31, 2017

(RMB in thousands)	K-12 Schools	CP&CE Programs	Consolidated
	RMB	RMB	RMB
Net Revenues	232,433	211,491	443,924
Cost of revenues	(152,509)	(103,886)	(256,395)
GROSS PROFIT	79,924	107,605	187,529

OPERATING EXPENSES
Selling and marketing	(1,356)	(30,876)	(32,232)
General and administrative	(40,681)	(50,889)	(91,570)
Research and development	-	(648)	(648)
Unallocated corporate expenses	-	-	(60,774)
Total operating expenses	(42,037)	(82,413)	(185,224)

OPERATING INCOME	37,887	25,192	2,305

OTHER INCOME
Interest income	804	423	1,227
Foreign exchange gain, net	-	47	47
Gain on disposal of subsidiary	-	4,540	4,540
Other income, net	1,025	6,054	7,079
Gain on sale of investment available for sale	5,594	1,958	7,552
Unallocated corporate other income	-	-	32,789
Total other income	7,423	13,022	53,234

INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	45,310	38,214	55,539

Segment assets	370,251	299,178	669,429
Unallocated corporate assets	-	-	307,991
TOTAL ASSETS	370,251	299,178	977,420

For the year ended December 31, 2018

(RMB in thousands)	K-12 Schools	CP&CE Programs	Consolidated
	RMB	RMB
Net Revenues	277,790	253,718	531,508
Cost of revenues	(178,645)	(159,498)	(338,143)
GROSS PROFIT	99,145	94,220	193,365

OPERATING EXPENSES
Selling and marketing	(1,286)	(36,951)	(38,237)
General and administrative	(46,041)	(48,444)	(94,485)
Research and development	-	(487)	(487)
Unallocated corporate expenses	-	-	(44,773)
Total operating expenses	(47,327)	(85,882)	(177,982)

OPERATING INCOME	51,818	8,338	15,383

OTHER INCOME
Interest income	3,859	266	4,125
Foreign exchange gain, net	-	38	38
Other income, net	3,404	5,076	8,480
Gain from derecognition of liabilities	-	4,254	4,254
Gain from deregistration of subsidiaries	-	2,858	2,858
Gain on sale of investment available for sale	512	-	512
Unallocated corporate other income			12,788
Total other income	7,775	12,492	33,055

INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	59,593	20,830	48,438

Segment assets	373,671	352,009	725,680
Unallocated corporate assets	-	-	184,539
TOTAL ASSETS	373,671	352,009	910,219

For the year ended December 31, 2019

(RMB in thousands)
	K-12 Schools	CP&CE Programs	Consolidated
	RMB	RMB
Net Revenues	313,747	270,162	583,909
Cost of revenues	(197,064)	(191,830)	(388,894)
GROSS PROFIT	116,683	78,332	195,015

OPERATING EXPENSES
Selling and marketing	(1,361)	(47,763)	(49,124)
General and administrative	(44,271)	(87,220)	(131,491)
Research and development	-	(245)	(245)
Impairment loss	-	(38,754)	(38,754)
Unallocated corporate expenses	-	-	(73,071)
Total operating expenses	(45,632)	(173,982)	(292,685)

OPERATING INCOME (LOSS)	71,051	(95,650)	(97,670)

OTHER INCOME
Interest income	1,412	1,150	2,562
Foreign exchange gain, net	-	25	25
Other (loss) income, net	(82)	2,950	2,868
Gain from deregistration of subsidiaries	-	562	562
Gain on sale of investment available for sale	1,043	-	1,043
Unallocated corporate other income	-	-	3,101
Total other income	2,373	4,687	10,161

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	73,424	(90,963)	(87,509)

Segment assets	345,427	466,162	811,589
Unallocated corporate assets	-	-	209,210
TOTAL ASSETS	345,427	466,162	1,020,799

The following table summarizes the net revenues and long-lived assets for the years ended and as of December 31, 2017, 2018 and 2019 by geographic areas.

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Net Revenues
PRC	437,494	447,809	503,180
U.S.	6,430	83,699	80,729
Total	443,924	531,508	583,909

Long-lived Assets
PRC	318,954	315,539	371,847
U.S.	21,252	17,776	168,146
Total	340,206	333,315	539,993

Net revenues are attributed to areas based on the location where the service is performed to the customers. Other than in PRC and the United States, the Group does not conduct business in any other individual country.

Long-lived assets represent property and equipment, land use rights, intangible assets, goodwill, operating and finance lease right-of-use assets for each geographic area.

22. PRC CONTRIBUTION AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contributions. The total contributions for such employee benefits were RMB 35,241, RMB 37,594 and RMB 44,456 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

The following table presents the Group’s appropriations to the general reserve fund, statutory surplus reserve and education development reserve as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB
General and statutory surplus reserve	17,348	17,348
Education development reserve	2,801	2,837
Total	20,149	20,185

23. ACQUISITION

Acquisition completed in 2017:

(1)	Bay State College Inc.

In 2017, the Group entered into one acquisition agreement. The details are as follow:

	Date of acquisition	Purchase price	Goodwill	Intangibles with indefinite life	Amortizable intangibles
		RMB	RMB	RMB	RMB
Entity acquired during the year ended December 31, 2017
(1) Bay State College Inc.	November 20, 2017	22,830	5,212	5,920	1,438

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

The total purchase price of RMB 22,830 (US$ 3,494) consisted of cash consideration of RMB 16,064 (US$ 2,459) and contingent consideration of RMB 6,766 (US$ 1,036). The contingent consideration payable was subject to the performance of the acquiree in the future years. The fair value of the contingent consideration was estimated by using income approach, which was the discounted future payment determined by the projected EBITDA of BSC during the assessing period. Please also see Note 29-Fair Value Measurements. As of December 31, 2019, the fair value of the contingent consideration was nil as the Group lowered projected EBITDA of BSC during the assessing period. The decreased RMB 5,444 and 1,322 was recognized as gain from fair value change of contingent consideration payable in the years of 2018 and 2019, respectively.

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

Of the RMB 7,358 of acquired intangible assets, RMB 5,920 was assigned to brand that are not subject to amortization. The remaining amortizable intangible assets of RMB 1,438 have a useful life of 3.3 years. Goodwill is not deductible for tax purposes. For the purposes of presenting operating segments, Bay State College Inc. and the goodwill arising on its acquisition are classified within the CP&CE Programs.

The net revenue and net income arising from acquisition of Bay State College Inc. made in period from acquisition date to December 31, 2017 that are included in the Group’s consolidated income statement for the year ended December 31, 2017 were RMB 6,430 and RMB 295, respectively. The RMB 16,064 (US$ 2,459) of cash consideration less cash acquired of RMB 15,231 (US$ 2,331) resulted in a net cash outlay of RMB 833 (US$128).

Acquisition completed in 2019:

(2)	Ten Tutoring Centers controlled by Beijing Xinganxian

In February 2019, Beijing Xinganxian entered into an agreement with Beijing Jinghan Taihe Education Technology Co., Ltd. (“Jinghan Taihe”) to operate its ten branch companies located in Beijing for ten years from March 1, 2019 to February 28, 2029. Such ten branch companies operate ten centers to provide after school tutoring services to primary and secondary students. According to the Company’s assessment, starting from April 1, 2019 (“the acquisition date”), Beijing Xinganxian had the right to determine all business activities and to receive the expected residual return, also had the obligation to absorb expected loss of ten branch companies. Therefore Beijing Xinganxian obtained substantial controls over the ten branch companies from April 1, 2019. Beijing Xinganxian also has the sole discretion to renew the agreement for another ten years.

The Company applied the acquisition method under ASC 805 Business Combinations regarding the consolidation of the ten branch companies. Pursuant to the agreement, on February 28, 2029, Jinghan Taihe shall pay to Beijing Xinganxian: (i) RMB 27,871 which is the balances of deferred revenue of the ten branch companies as of the acquisition date; (ii) the rental, payroll and welfare payables related to the contracts entered into by Jinghan Taihe as of and after the acquisition date that is going to be paid by Beijing Xinganxian, the estimated amount is RMB 14,342 as of acquisition date. Purchase price of this arrangement is negative consideration, which include: the present value of item (i) and (ii) above in the amount of RMB 5,878 and RMB 3,222, respectively.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as of the acquisition date as follows:

	RMB	Amortization Period (in years)

Property and equipment	1,023
Intangible assets:
Trademark	2,322	3
Workforce	1,870	2
Goodwill	20,911
Defer tax assets, net of deferred tax liabilities	6,987
Total assets	33,113
Deferred revenue	(27,871)
Other payables	(14,342)
Total	(9,100)

The Group used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:

(a)	The present value of long term accounts receivable and other receivables were calculated using 17% discount rate;

(b)	Property and equipment was valued using the cost approach;

(c)	Trademark was valued using the relief from royalty method, which represents the benefits of owning the intangible asset rather than paying royalties for its use;

(d)	Workforce was valued using the replacement cost approach;

(e)	All other current assets and current liabilities carrying value approximated fair value at the time of acquisition.

24. RELATED PARTY TRANSACTIONS

a.	Transactions

The Group entered into the following transactions with related parties:

	Years ended December 31,
Transactions	2017	2018	2019
	RMB	RMB	RMB
Balance netting off with Shandong Shichuang Software Engineering Co., Ltd., an entity controlled by Executive Principal of Ambow Research Center (Note i)	-	(1,013)	(572)
Service provided to Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Company	-	950	950
Service (purchased from) Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Company	-	(461)	-
Service (purchased from) URSUS Information Technology (Beijing) Company Limited, an entity significantly influenced by a member of management team of the Company	-	(428)	(873)
Compensation to non-executive directors of the board of the Company (Note ii)	-	279	-

Note (i) In 2018 and 2019, have reached agreements to net off and settle the amounts due to Shangdong Shichuang Software Engineering Co., Ltd. in the amount of RMB 1,013 and RMB 572, respectively.

Note (ii) The compensation was for the services from the non-executive directors of the board to the Company for the year ended December 31, 2018. Compensation of the non-executive directors for the year ended December 31, 2019 was disclosed in Item 6 Directors, Senior Management and Employees – B. Compensation.

b.	The Group had the following balances with related parties:

	Amounts due from a related party		Amounts due to related parties
	As of December 31,		As of December 31,
Relationship	2018	2019	2018	2019
	RMB	RMB	RMB	RMB
Entity controlled by Executive Principal of Ambow Research Center - Shandong Shichuang Software Engineering Co., Ltd. (Note a. i)	-	-	2,417	1,845
Entity significantly influenced by a member of management team of the Company - Beijing QC Technology Company Limited	1,105	2,028	-	126
Entity significantly influenced by a member of management team of the Company - URSUS Information Technology (Beijing) Company Limited	-	202	-	-
Entity significantly influenced by a member of management team of the Company - Beijing HJRT Technology Co, Ltd	-	88	-	-
Non-executive directors of the board of the Company (Note a. ii)	-	-	279	-
	1,105	2,318	2,696	1,971

25. GAIN FROM DERECOGNITION OF LIABILITIES

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

In 2019, the Company performed similar analysis and nil was derecognized.

26. DISPOSAL OF SUBSIDIARIES

On August 31, 2017, the Company sold the 100% equity interest in Ambow Online to a third party, with nil consideration, and the third party assumed all assets and liabilities of Ambow Online as of August 31, 2017. In connection with the disposal, the Company offset the payables to Ambow Online with Ambow Online’s net assets attributable to the Company as of August 31, 2017. After offsetting, the payable balance due to Ambow Online by the Company was RMB 171,137. Through further negotiation with the buyer, the payable balance due to Ambow Online by the Company was reduced to RMB 137,532. The difference of RMB 33,605 was recognized as disposal gain. Obligation in aggregate amount of RMB 137,532 would be paid by December 31, 2018. The deal was not a strategic shift of the business and this transaction would not have major impact on Ambow’s business, therefore this transaction was not qualified as discontinued operation. As of December 31, 2018, the Company has paid RMB 112,000 to Ambow Online. On December 24, 2018, the Company entered into a supplementary agreement with Ambow Online and the third party to extend the payable due date to March 31, 2019. The Company fully paid the extended payable in RMB 25,532 as agreed.

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

27. GAIN FROM DEREGISTRATION OF SUBSIDIARIES

In 2018 and 2019, the Company closed several subsidiaries and schools through the deregistration procedures of local governmental and corporate service institutions. Those subsidiaries and schools had no business operations and were in accumulated deficit for years. As a result, the Company recognized gain from deregistration of those subsidiaries and schools in a collective amount of RMB 2,858 and RM 1,841 in the years of 2018 and 2019, respectively.

28. NON-CONTROLLING INTERESTS

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

In 2019, the Group obtained 51% ownership of Zhong An Ambow and recognized related non-controlling interest of 49% collectively amounting to RMB 1,285. In December 2019, the Group closed Shanghai Tongguo Education Technology Co., Ltd. and derecognized a non-controlling economic interest of 40% collectively amounting to RMB 306.

29.  FAIR VALUE MEASUREMENTS

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

At December 31, 2019 and 2018 information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis were as follows:

	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2019
Assets:
Short term investments, available for sale	57,487	57,487	-	-

	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2018
Assets:
Short term investments, available for sale	47,208	47,208	-	-

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of intangible assets on a recurring basis in 2018 and 2019, which utilize significant unobservable internally-developed inputs:

	Fair value	Valuation techniques	Unobservable inputs	Range of discount rates
Intangible assets in 2018	141,758	Relief-from-royalty method	Royalty rate Discount rate Terminal growth rate	1%-6% 14.8%-17% 3%
Intangible assets in 2019	158,870	Relief-from-royalty method	Royalty rate Discount rate Terminal growth rate	1%-5% 14.8%-16% 3%

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of contingent consideration payable on a recurring basis in 2018 and 2019, which utilize significant unobservable internally-developed inputs:

	Fair value	Valuation techniques	Unobservable inputs	Discount rates
Contingent consideration payable in 2018	1,322	Discounted cash flow method	Discount rate	14.8%
Contingent consideration payable in 2019	-	Discounted cash flow method	Discount rate	14.8%

30. CONCENTRATIONS

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivable and other non-current assets. The Group places its cash and cash equivalents and term deposits with financial institutions with high-credit ratings. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts.

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2017, 2018 and 2019.

No single supplier represented 10% or more of the Group’s total costs of sales for the years ended December 2017, 2018 and 2019.

A summary of the debtors who accounted for 10% or more of the Group’s consolidated accounts receivable, prepaid and other current assets and other non-current assets was as follows:

	As of December 31,
	2018		2019
Debtors	RMB	%	RMB	%
Accounts receivable
Company A	-	-	2,089	12%
Prepaid and other current assets
Company B	49,800	37%	49,800	37%
Company C	35,000	26%	35,000	26%
Other non-current assets
Company D	-	-	42,211	59%
Company E	-	-	10,773	15%

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

31. SUBSEQUENT EVENTS

1)	Acquisition of NewSchool of Architecture and Design, LLC

In June 2019, the Company entered into a Membership Interest Purchase Agreement (“MIPA”) with Laureate Education (“the seller”), to acquire 100% of the outstanding membership interest in NewSchool of Architecture and Design, LLC. NewSchool is a for-profit institution of higher education based in San Diego, California, that offers undergraduate and graduate degrees and non-degree certificates in Architecture, Design and Construction Management. This acquisition was closed in March 2020. According to the calculation methodology of the purchase price pursuant to the MIPA and estimates from the seller, the estimated closing purchase price was 1 dollar at the closing date and subject to later adjustment which would be agreed by the Company and seller. The Company is evaluating the final purchase price and accounting treatment upon such acquisition.

2)	Additional Loans to Dongyuan

In January 2020, the Group went into additional loan agreements with Dongyuan. The principles are RMB 9,000, RMB 7,000 and RMB 2,900, respectively. According to the loan agreements, the annual interest rates are 5%; the due dates of loans of RMB 9,000 and RMB 7,000 are March 31, 2020, and March 25, 2020 for the loan of RMB 2,900. In March 2020, the Group went into another loan agreement with Dongyuan. The principle is RMB 1,000, with the annual interest rate of 5% and due date on March 9, 2021.The loan agreements were without any requirements for collateral or pledge on the loans. On April 8, 2020, the Group entered into a term sheet with Dongyuan to agree that the outstanding loans and interests due would be turned into part of consideration for the Group to acquire a no-less-than 51% equity interest of Hebi School depending on both parties’ further agreement.

3)	COVID-19 Pandemic

Most recently in early 2020, in response to the global spread of the pandemic of COVID-19, business and schools in China have been suspended since the end of January 2020 as part of quarantine measures to contain the pandemic. Our K-12 schools and training centers in China have been closed since then and the reopening time is postponed until further notice from local authorities. Bay State College in U.S. is currently moving all courses online in response to social distancing needs and precautionary measures. Consequently, the COVID-19 pandemic may adversely affect our business operations and the Group’s financial condition and operating results for 2020, including but not limited to negative impact to the Group’s total revenues, delayed collection of tuition and fees, slower collection of accounts receivables and additional allowance for doubtful accounts and impairment to the Group’s long-lived assets. The Group are taking a serious of measures to respond to the negative impact from the pandemic, including offering online programs and services, cut down compensation cost, reducing other cost and expenses for savings, negotiating for relief or postpone of rentals for this special period of time and seeking for certain credit facilities etc. Moreover, along with the control of the pandemic in China, local authority of Jiangsu Province have announced the reopening time schedule of local K-12 schools in the beginning of April 2020, which include Shuyang K-12 within the Group. Other provinces of China are estimated to follow and announce their own reopening time schedules of schools in the next. The collection of tuition and fees are expected to gradually recover accordingly. Because of the significant uncertainties surrounding the COVID-19 pandemic, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

The Company does not identify any other events with material financial impact on the Group’s consolidated financial statements.

32. ADDITIONAL INFORMATION - CONDENSED FINANCIAL STATEMENTS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC VIEs and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of certain percentages of the after-tax income or the increase in net assets for the year (as determined under accounting principles generally accepted in the PRC) should be set aside at each year end as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC VIEs and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIEs, were RMB 828,461 and RMB 601,547 as of December 31, 2018 and 2019, respectively.

The condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIEs.

The Parent Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company’s condensed financial statements, its investments in subsidiaries are reported using the equity method of accounting.

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

As of December 31, 2018 and 2019, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	5,094	652	93
Amounts due from related parties	368,891	273,715	39,319
Prepaid expenses and other current assets	863	2,349	337
Total current assets	374,848	276,716	39,749

Non-current assets:
Property and equipment, net	-	-	-
Intangible assets, net	-	-	-
Investment in subsidiaries	-	-	-
Total non-current assets	-	-	-

Total assets	374,848	276,716	39,749

LIABILITIES
Current liabilities:
Amounts due to related parties	41,559	85,358	12,261
Accrued and other liabilities	27,553	27,082	3,891
Borrowing from third party, current	41,179	-	-
Total current liabilities	110,291	112,440	16,152

Non-current liabilities:
Long-term borrowing from third party	-	-	-
Total non-current liabilities	-	-	-

Total liabilities	110,291	112,440	16,152

SHAREHOLDERS’ EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2018 and 2019)	-	-	-
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 38,756,289 and 38,858,199 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	728	730	105
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	90	90	13
Additional paid-in capital	3,507,123	3,508,745	504,000
Accumulated deficit	(3,251,689)	(3,351,630)	(481,432)
Accumulated other comprehensive income	8,305	6,341	911
Total shareholders’ equity	264,557	164,276	23,597

Total liabilities and shareholders’ equity	374,848	276,716	39,749

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Statements of Operations

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 3(a)
NET REVENUES
- Educational program and services	-	-	-	-
- Intellectualized operational services	-	-	-	-
Cost of revenues
- Educational program and services	-	-	-	-
- Intellectualized operational services	-	-	-	-
GROSS LOSS	-	-	-	-
Operating expenses:
Selling and marketing	-	-	-	-
General and administrative	(13,457)	(1,097)	(12,380)	(1,778)
Research and development	-	-	-	-
Total operating expenses	(13,457)	(1,097)	(12,380)	(1,778)

OPERATING LOSS	(13,457)	(1,097)	(12,380)	(1,778)
Share of income (loss) from subsidiaries	59,933	44,864	(159,282)	(22,878)
OTHER EXPENSE
Interest income (expense), net	2	117	(267)	(38)
Other (expense) income, net	(15)	1,106	71,988	10,338
Income tax	-	-	-	-
NET INCOME (LOSS)	46,463	44,990	(99,941)	(14,356)

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial Information of Parent Company

Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities	(18,255)	(86)	57,044	8,194
Cash flows from investing activities	(1,556)	(2,619)	-	-
Cash flows from financing activities	18,667	7,476	(61,485)	(8,832)
Effects of exchange rate changes on cash and cash equivalents	-	-	-	-
Net change in cash and cash equivalents	(1,144)	4,771	(4,441)	(638)
Cash, cash equivalents and restricted cash at beginning of year	1,467	323	5,094	731
Cash, cash equivalents and restricted cash at end of year	323	5,094	653	93

Supplemental disclosure of cash flow information

Supplemental disclosure of non-cash investing and financing activities