Form 20-F/A
period 2019-12-31
Ambow Education Holding Ltd.
filed 2020-09-30
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☒ Yes ☐ No

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

☐ Yes ☒ No

 EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 originally filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2020 (the “2019 Form 20-F”) is being filed solely to include Exhibit 23.1 Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm, as this consent was inadvertently omitted in the 2019 Form 20-F. The inclusion of this consent is the only change to the 2019 Form 20-F.

This Amendment No. 1 speaks as of the filing date of the 2019 Form 20-F on April 22, 2020. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in the 2019 Form 20-F, or reflect any events that have occurred after the 2019 Form 20-F was originally filed.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing the certifications required under Section 302 of the Sarbanes Oxley Act of 2002 as exhibits to this Amendment No. 1.

INDEX TO EXHIBITS

Exhibit Number	Title

8.1	List of Subsidiaries and Consolidated Affiliated Entities**
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
23.1	Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm*
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase**

*	Filed herewith
**	Previously filed with the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 22, 2020.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to annual report on Form 20-F for the fiscal year ended December 31, 2019 on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

	By:	/s/ Jin Huang

Dr. Jin Huang
President and Chief Executive Officer

	By:	/s/ Kia Jing Tan

Kia Jing Tan
Chief Financial Officer

Date: September 30, 2020