Form 20-F
period 2020-12-31
Ambow Education Holding Ltd.
filed 2021-04-08
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

41,923,276 Class A Ordinary Shares and 4,708,415 Class C Ordinary Shares, par value $0.003 per share, as of December 31, 2020

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

☐ Yes ☒ No

CONVENTIONS THAT APPLY IN THIS ANNUAL REPORT ON FORM 20-F

Except where the context requires otherwise and for purposes of this annual report only:

•	“ADSs” refers to our American depositary shares, each of which represents two Class A Ordinary Shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs.

•	“we”, “us”, “our company”, “the company”, ”the Group”, “our” and “Ambow” refer to Ambow Education Holding Ltd. and its subsidiaries and, in the context of describing our operations and consolidated financial data, also includes our VIEs and their respective subsidiaries.

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Hong Kong, Macau and Taiwan.

•	“GaoKao” refers to university entrance exams administered in China.

•	“IPO” refers to the initial public offering of our ADSs.

•	“RMB” or “Renminbi” refers to the legal currency of China.

•	“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.

•	“VIEs” refers to our variable interest entities, which are certain domestic PRC companies in which we do not have direct or controlling equity interests but whose historical financial results have been consolidated in our financial statements in accordance with U.S. GAAP.

•	“ZhongKao” refers to senior high school entrance exams administered in China.

•	“$”, “US$” or “U.S. dollars” refers to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “likely”, “will”, “would”, “could”, and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	Anticipated trends and challenges in our business and the markets in which we operate;

•	Our ability to anticipate market needs or develop new or enhanced services and products to meet those needs;

•	Our ability to compete in our industry and innovation by our competitors;

•	Our ability to protect our confidential information and intellectual property rights;

•	Risks associated with opening new learning centers and other strategic plans;

•	Our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•	The impact on our business and results of operations arising from the defects in our real properties;

•	Our ability to create and maintain our positive brand awareness and brand loyalty;

•	Our ability to manage growth;

•	Risks associated with school closures and reduced enrollment due to the Covid-19 pandemic; and

•	Economic and business conditions in China.

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

Summary of Risks

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

•	If we are not able to continue to attract students to enroll in our programs, our net revenues may decline and we may not be able to maintain profitability.

•

We face significant competition in each major program we offer and each geographic market in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

•	NYSE may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

•	We may not be able to successfully integrate businesses that we acquire, which may cause us to lose anticipated benefits from such acquisitions and to incur significant additional expenses.

•

We face risks related to natural disasters or other extraordinary events and public health epidemics, such as the global coronavirus outbreak currently being experienced, in the locations in which we, our students, faculty, and employees live, work, which could have a material adverse effect on our business and results of operations.

•

If  we are not able to continually enhance our online programs, services and products and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.

•	Failure to respond to changes to the current assessment and testing systems and admission standards in China could have a material adverse effect on our business and results of operations.

•

We rely on contractual arrangements with our VIEs and their respective shareholders for a substantial portion of our China operations, which may not be as effective in providing operational control as direct ownership.

•

Regulatory agencies may commence investigations of the tutoring centers, K-12 schools, career enhancement centers and training offices controlled and operated by our VIEs. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations.

•

The tuition, accommodation and other fees charged by our degree programs and our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and our student enrolment.

•

If we fail to comply with the extensive U.S. regulatory requirements related to operating a US higher education institution, we could face significant monetary liabilities, fines and penalties, including loss of access to federal student loans and grants for our students.

•

The ongoing regulatory effort aimed at for-profit post-secondary institutions of higher education could lead to additional legislation or other governmental action that may negatively affect the industry.

•	Insiders have substantial control over us, which could adversely affect the market price of our ADSs.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

 Not applicable.

Item 2.	Offer Statistics and Expected Timetable

 Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Factors

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

Our education professionals are critical to maintaining the quality of our services, software products and programs, and maintaining our brand and reputation, as they interact with our students on a regular basis. We must continue to attract qualified education professionals who have a strong command of the subject areas to be taught and who meet our qualifications. There are a limited number of education professionals in China with the necessary experience to satisfy our qualifications, and we must provide competitive compensation packages to attract and retain qualified teachers and tutors. Some of our education professionals are teachers of public schools that are working at our tutoring centers on a part-time basis. Paid tutoring by teachers of public schools has received more regulatory scrutiny recently. On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers (the “Measures”) related to some of our substantial business operations in provinces and cities such as Beijing, Tianjin, Jiangsu and Hunan. The Measures prohibit teachers of primary and secondary schools from teaching, on a part-time basis, in schools or in out-of-school learning centers during the work week or at any time. Public school teachers may join private schools only after ending their employment with public schools. Some of our teachers also work in public schools. If these education professionals choose to leave, or are forced to leave, our learning centers to comply with relevant local regulations, we will need to seek new teachers to replace them which we may not be able to do at a reasonable cost or at all. If these regulations become the trend and are adopted in more provinces and cities or become more restrictive, we may need to seek additional new teachers in more places, which will further increase the difficulty of our recruiting efforts. While there have been no existing nationwide regulations imposing any penalty on private schools like ours for hiring teachers who also teach at public schools, we cannot assure you that such regulations will not be adopted in the future. In addition, we may not be able to hire and retain enough qualified education professionals to keep pace with our anticipated growth or at acceptable costs while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. Shortages of qualified education professionals, or decreases in the quality of our instruction, whether actual or perceived in one or more of our markets, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. Further, our inability to retain our education professionals may hurt our existing brands and those brands we are trying to develop, and retaining qualified teachers at additional costs may have a material adverse effect on our business and results of operations.

Our business depends on the strength of our brands in the marketplace. We may not be able to retain existing students or attract new students if we cannot continue to use, protect and enhance our brands successfully in the marketplace.

Our operational and financial performance and the successful growth of our business are highly dependent on market awareness of our “Ambow” brand and the regional brands that we have acquired. We believe that maintaining and enhancing the “Ambow” brand is critical to maintaining and enhancing our competitive advantage and growing our business. In order to retain existing students and attract new students, we plan to continue to make expenditures to create and maintain our positive brand awareness and create brand loyalty. The diverse set of services and products that we offer to K-12 students, college students and other adults places significant demands on us to maintain the consistency and quality of our services and products to ensure that our brands do not suffer from any actual or perceived decrease in the quality of our services and products. As we continue to grow in size, expand our services and products and extend our geographical reach, maintaining the quality and consistency of our services and products may be more difficult. Any negative publicity about our services, products, schools or learning centers, regardless of its veracity, could harm our brand image and have a material adverse effect on our business and results of operations.

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

Post-secondary education in the United States is highly competitive. Our U.S. colleges, Bay State College Inc. (“Bay State College”) and NewSchool of Architecture and Design, LLC (“NewSchool”), compete with traditional public and private two-year and four-year colleges, other for-profit schools, and alternatives to higher education. Some of our competitors in both the public and private sectors have substantially greater financial and other resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products, and respond more quickly than we can to changes in student needs, testing materials, admissions standards, market needs or new technologies. Some of our competitors, both public and private, may offer programs similar to ours at a lower tuition level as a result of government subsidies, government and foundation grants, tax-deductible contributions, and other financial sources not available to proprietary institutions, or by providing fewer student services or larger class sizes. While we believe that our U.S. colleges provides valuable education to their students, we may not always accurately predict the drivers of a student or potential students’ decisions to choose among the range of educational and other options available to them. Our student enrollments may decrease due to intense competition, and we may be required to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our net revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be materially adversely affected.

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

 It is challenging to integrate business operations, infrastructure and management philosophies of acquired schools and companies. The benefits of our past and future acquisitions depend in significant part on our ability to integrate technology, operations and personnel. The integration of acquired schools and companies is a complex, time-consuming and expensive process that, without proper planning and implementation, could significantly disrupt our business and operations. The main challenges involved in integrating acquired entities include the following:

•	Ensuring and demonstrating to our students that the acquisitions will not result in adverse changes in service standards or business focus;

•	Consolidating and rationalizing corporate IT and administrative infrastructures;

•	Retaining qualified education professionals for our acquired entities;

•	Consolidating service and product offerings;

•	Coordinating and rationalizing research and development activities to enhance introduction of new products and technologies with reduced cost;

•	Preserving strategic, marketing or other important relationships of the acquired entity and resolving potential conflicts that may arise with our key relationships; and

•	Minimizing the diversion of senior management attention from day-to-day operations.

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

 Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. Our net revenues increased from RMB 531.5 million in 2018 to RMB 583.9 million in 2019, and decreased to RMB 532.0 million (US$ 81.5 million) in 2020. Comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

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

We face risks related to natural disasters or other extraordinary events and public health epidemics, such as the global coronavirus outbreak currently being experienced, in the locations in which we, our students, faculty, and employees live, work, which could have a material adverse effect on our business and results of operations.

Our business could be severely disrupted and materially adversely affected by natural disasters, inclement weather, or the outbreak of health epidemics in the locations in which we, our students, faculty, and employees live, work, and attend classes. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu”, occurred in Mexico and spread to other countries, including Hong Kong and mainland China. The Chinese government and certain regional governments within China have enacted regulations to address the H1N1 virus specifically within the education services market, which may have an effect on our business. From the beginning of 2020, in response to the global spread of a novel coronavirus pandemic, also known as COVID-19, our K-12 schools, tutoring centers and training offices in China have been closed for a temporary period of time. As China eradicated the pandemic in months, we have resumed full business operation in China from the middle of 2020. Bay State College and NewSchool in U.S. has moved all courses online, including certain classes in a hybrid model (online and on campus together), in response to social distancing needs and precautionary measures. Yet the pandemic continues to be fluid and uncertain, making it difficult to forecast the final impact it could have on our future operations. The COVID-19 pandemic may adversely affect our business operations and operating results for future years, including but not limited to negative impact to the Group’s revenues, delayed or impaired collection of tuition and fees etc. Any future natural disasters or health epidemics could also severely disrupt our business operations and have a material adverse effect on our business and results of operations.

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

Part of the net revenues generated in our College Preparation & Career Enhancement Programs (“CP&CE Programs”) segment in the year ended December 31, 2020 were generated from tutoring services focused on preparing for ZhongKao and GaoKao. There have been changes in some areas in the way ZhongKao is administered. For example, Yunnan Province has stopped administering ZhongKao. Instead, high schools will admit students based on a combination of a comprehensive evaluation of the students’ aptitude (provided by their middle schools) and the students’ middle school academic performance. To ensure the success of the educational reform and cultivate students’ comprehensive abilities, Yunnan Province also prohibits subject competitions in elementary and middle schools, including Olympic math competitions, and standardizes admission policies regarding adding points to middle school test scores based on a student’s extracurricular activities. As for GaoKao, some top universities such as Peking University have been allowed to recruit students through independently administered tests and admission procedures in recent years. The candidates still need to take GaoKao and their scores in GaoKao may not be lower than certain thresholds, but such GaoKao scores will not be the sole determining factor in the admission process. Students admitted in this manner generally should not exceed 5% of the annual enrollment quotas of these universities as approved by the MOE. To the extent ZhongKao, or even GaoKao, becomes less prevalent throughout China, our business and results of operations may be materially adversely affected.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in service days and student enrollments. Historically, the number of days on which our students attend our courses is lower in the first and third quarters due to school closures for the celebration of the Chinese New Year, winter break and summer break. Because our K-12 schools, training offices, career enhancement centers and colleges recognize revenues based on the number of service days in the quarters, we expect our revenues in the first and third quarters would be lower than the second and fourth quarters. Our costs and expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments, service days or net revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. We expect quarterly fluctuations in our revenues and results of operations to continue. As the revenues grow in our K-12 schools, training offices, career enhancement centers and colleges, these seasonal fluctuations may become more pronounced.

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

Furthermore, increases in the volume of traffic on our websites could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause a disruption or suspension in our online course programs, which would hurt our brand and reputation, and thus negatively affect our net revenue growth. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic in the future; or to protect against system errors, failures or disruptions, or to repair or otherwise mitigate problems.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which may cause interruptions to business operations of the affected schools, tutoring centers, training offices and career enhancement centers and adversely affect our financial results.

We lease most of the premises used for the operation of our schools, tutoring centers, career enhancement centers, college campuses and training offices. As a result, we are dependent on the property rights of these properties held by their owners to enable us to use the premises. We cannot assure you that all lessors of our leased business premises have the relevant land use right certificates or building ownership certificates of the premises they lease to us or otherwise have the right to lease the premises to us.

We are not aware of any actions, claims or investigations being contemplated by the competent governmental entities with respect to the defects in our leased real properties. However, if we are unable to use the existing properties, enter new leases or renew our current leases in a timely basis and on terms favorable to us, our business, results of operations and financial condition could be materially adversely affected. No impairment loss was made against the operating and finance lease right-of-use assets in 2020.

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

In accordance with U.S. GAAP, we account for our acquisitions using the acquisition method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. During 2020, we recognized impairment loss of RMB 36.7 million (US$ 5.6 million). In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted an equity incentive plan in 2010, the 2010 Equity Incentive Plan, which was amended and restated in November 2018, the Amended and Restated 2010 Plan (the “Amended 2010 Plan”). We have granted options and restricted shares under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, which may have an adverse or negative impact on our results of operations. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. During the year ended December 31, 2020, we recorded share-based compensation expenses of RMB 0.9 million (US$ 0.1 million) for the restricted stock and the unrecognized share-based compensation expenses amounted to RMB 1.7 million as of December 31, 2020. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

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

The growth rate of China’s domestic product in 2020 was 2.3%, compared to a growth rate of 6.1% in 2019 and 6.6% in 2018. Affected by the outbreak of COVID-19, China’s economy suffered a sharp decline in the first quarter of 2020. Only in the second quarter did it start turning from negative to positive, making it the only major economy to register positive economic growth in 2020. Other factors affecting China’s economy include but not limited to tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. Since we derive majority of our revenues from students in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our students may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing students. The adverse economic conditions, if they continue or worsen, will affect consumer spending generally, which could result in decreased demand for our services and products within our target markets.

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

We conduct our K-12 Schools and CP&CE Programs business in China primarily through contractual arrangements between Beijing Ambow Shengying Education and Technology Co., Ltd. (“Ambow Shengying”), Beijing Ambow Chuangying Education and Technology Co., Ltd. (“Ambow Chuangying”) and Beijing BoheLe Science and Technology Co., Ltd. (“BoheLe”), our principal operating subsidiaries in China, and our VIEs, and their respective shareholders.

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission (“NDRC”), and the Ministry of Commerce (“MOFCOM”) on March 10, 2015 and became effective on April 10, 2015, foreign investment is encouraged to participate in vocational training services beyond educational services. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. NDRC and MOFCOM promulgated The Foreign Investment Industries Guidance Catalog on June 28, 2017, which will come into effect on July 28, 2017, and the abovementioned policy does not change. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December 31, 2020, we had a total of 37 centers and schools in China, comprised of 12 tutoring centers, 3 K-12 schools, 4 career enhancement centers and 18 training offices. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. The majority of our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and training offices.

We conduct our intellectualized operational services business in China through IValley Beijing. IValley Beijing is a foreign invested entity controlled by a Taiwanese entity IValley Co., Ltd. (“IValley”). IValley is operated through contractual arrangements between Ambow Education Management (Hong Kong) Limited (“Ambow Education Management”) and its respective shareholders. Foreign investment is encouraged to participate in the intellectualized operational service business in the Foreign Investment Catalog.

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

We may be classified as “organization of the Mainland Area” under the Act Governing Relations between the People of the Taiwan Area and the Mainland Area, which may prohibit us from investing or conducting business in Taiwan.

Under the Act Governing Relations Between The People Of The Taiwan Area And The Mainland Area issued by the Taiwan Executive Yuan in July 31, 1992 and revised in June 17, 2015, together with the Method Allowing Investment In Taiwan From People Of The Mainland Area, any individual, organization, or other institution of the Mainland Area, or any company it invests in any third area may not engage in any investment activity in the Taiwan Area unless permitted by the competent authorities. Hong Kong is considered a third area under Taiwan law. Any company in the third area with over 30% direct or indirect shareholding from the Mainland Area or substantially controlled by people from the Mainland Area is treated as an “organization of the Mainland Area”. Therefore, Ambow Education Management is not qualified to engage in any investment activities in Taiwan without approval. We set up a VIE structure to obtain necessary licenses and permits to establish a Taiwan company that is currently subject to PRC investment restrictions for future business development in Taiwan. However, we still face uncertainties as to whether we can maintain our VIE structure in the future. If we are classified as “organization of the Mainland Area”, there may be a material impact to the viability to our current corporate structure, corporate governance and business operations. We may potentially be subject to fines and/or administrative or criminal liabilities.

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

On March 15, 2019, the new Foreign Investment Law of PRC (the “2018 Foreign Investment Law”) was passed by the Second Session of the thirteenth National People’s Congress and will come into force on January 1, 2020. The 2018 Foreign Investment Law does not mention concepts including “de facto control”, “controlling through contractual arrangements” or “variable interest entity”, nor does it specify the regulation on controlling through contractual arrangements or variable interest entity. Furthermore, the 2018 Foreign Investment Law does not specifically stipulate rules on the education industry. Therefore, we believe that the 2018 Foreign Investment Law will not have any material adverse effect on our VIE structure and our business operations.

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

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to operate a substantial portion of our education business. For a description of these contractual arrangements, see “Item 4.C — Information on the Company — Organizational Structure” and “Item 7.B — Related Party Transactions—Contractual arrangements with our VIEs and their respective subsidiaries and shareholders.” These contractual arrangements may not be as effective in providing us with control over our VIEs and their respective subsidiaries as direct ownership. If we had direct ownership of our VIEs and their respective subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs and their respective subsidiaries, which could affect changes, subject to any applicable fiduciary duties, at the management level. As a legal matter, if our VIEs or any of their respective shareholders fails to perform its or his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements. We may also rely on legal remedies under PRC or Taiwan law, including seeking specific performance or injunctive relief, and claiming damages, but these remedies may not be effective. For example, if the shareholders of any of our VIEs were to refuse to transfer their equity interest in such VIEs to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with our VIEs and/or their respective shareholders. If VIEs or their shareholders fail to perform the obligations secured by the pledges under the equity pledge agreements, one of the remedies for default is to require the pledgors to sell the equity interests of VIEs in an auction or sale of the shares and remit the proceeds to Ambow Shengying, Ambow Chuangying, BoheLe and Ambow Education Management, net of all related taxes and expenses. Such an auction or sale of the shares may not result in our receipt of the full value of the equity interests or the business of VIEs.

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

The Standing Committee of the National People’s Congress promulgated an amendment to The Law for Promoting Private Education on November 7, 2016, which went into effect on September 1, 2017. Pursuant to this amendment, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which covers grades one to nine and accounted for a significant portion of our students as well as revenue during the reporting period. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools.

We cannot predict the timing and effects of any amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting our VIEs’, and their respective subsidiaries’, operations could have a material adverse effect on our business, prospects and results of operations.

As of December 31, 2020, we had a total of 29 schools that were registered as private schools as opposed to companies in China. Among the 29 schools, 4 schools were registered as schools not requiring reasonable returns. The other 25 schools were registered as schools requiring reasonable returns. The total net revenue of the schools requiring reasonable returns accounted for 62.5% of our consolidated total net revenue for the year ended December 31, 2020. The total net revenue of the schools not requiring reasonable returns accounted for 0.7% of our consolidated total net revenue for the year ended December 31, 2020.

Regulatory agencies may commence investigations of the tutoring centers, K-12 schools, career enhancement centers and training offices controlled and operated by our VIEs. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations.

Our VIEs control and operate tutoring centers, K-12 schools, career enhancement centers and training offices. As the provision of these services is heavily regulated in China, especially primary and secondary schools, these schools and companies that our VIEs or their respective subsidiaries currently own or operate or may acquire or establish in the future may be subject from time to time to inspections and investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations, regulatory infractions or other causes of action. For example, if an independent college is found unable to satisfy one or more conditions for running a college, the MOE may impose limitation on the annual enrollment quota or even suspend recruiting by the college. If the results of any such investigations or lawsuits are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations. Even if we adequately address the issues raised by a government investigation, we may have to devote significant financial and management resources to resolve these issues, which could have a material adverse effect on our business.

The tuition, accommodation and other fees charged by our degree programs and our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and our student enrollment.

We are highly dependent upon revenue generated from our three K-12 schools which was 52.3%, 53.7% and 54.8% for the year ended December 31, 2018, 2019 and 2020, respectively. Chinese regulators have broad powers to regulate the tuition, accommodation and other fees charged by primary, secondary and other schools and student enrollment levels at these schools. As a result, new regulations could adversely impact the fees we receive from the schools to which we provide course materials and software products and the student enrollments at our directly-operated schools and at our partner schools, as well as the returns from the K-12 schools operated by our Chinese affiliated entities. The tuition, accommodation and other fees charged by our degree programs and our K-12 schools are subject to various price controls administered by local price-control authorities and our student enrollment in our independent college is subject to annual enrollment quotas established by the MOE. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price-control authorities may impose stricter price control on tuition changes in the future. As of the date of this annual report, there is no indication from the MOE or the relevant authorities that the government would significantly change the tuition charges or student annual enrollment quotas. If the tuition charges were to be decreased or if they were not allowed to increase in line with increases in our costs because of the actions of China’s administrative price controls or if student enrollments at private schools were restricted, our net revenue and profitability would be materially adversely affected.

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

We are in the process of applying for certain ICP licenses. Due to the uncertainties of implementation of relevant regulations by different authorities, we cannot assure you that we could satisfy or will be able to satisfy all the requirements for a PRC Internet content provider.

If we fail to apply for our ICP license, we may be required to cease providing relevant online materials, which would harm our net revenues and results of operations. If we are deemed to have violated applicable Chinese Internet regulations, we could be subject to severe penalties, including confiscation of illegal gains, fines ranging from three to five times the illegal gains, suspension of certain types of services provided or orders to shut down the relevant websites.

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

Presently none of Ambow Shengying, BoheLe or our other subsidiaries wholly owned by us is registered as an investment company. We do not intend to turn these entities into investment companies because to do so these subsidiaries would have to satisfy criteria promulgated by MOFCOM and be approved by MOFCOM or its provincial counterparts before registration with the administration for industries and commerce, which is difficult to accomplish and time consuming. As a result, if capital is injected into Ambow Shengying, BoheLe and our other subsidiaries as increased registered capital, we may not convert such proceeds into RMB to fund acquisitions of the VIEs and their respective subsidiaries, and our ability to expand our business may be adversely affected.

If we use our capital for the business of Ambow Shengying, BoheLe or our other wholly-owned subsidiaries, we are also required to apply to the authority of commerce for approval for an increase of their respective registered capital given that the original registered capital of these subsidiaries have been fully paid. We cannot assure you that we can obtain such approvals in a timely manner or at all. If we are unable to use our capital to fund our PRC operating entities or their subsidiaries or to make strategic acquisitions, it could have a material adverse effect on our expansion plans and future growth.

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

RISKS RELATED TO REGULATIONS OF OUR U.S. BUSINESS

If we fail to comply with the extensive U.S. regulatory requirements related to operating a US higher education institution, we could face significant monetary liabilities, fines and penalties, including loss of access to federal student loans and grants for our students.

As a provider of higher education in the United States, we are subject to extensive regulation on both the federal and state levels. These regulatory requirements cover virtually all phases and aspects of our U.S. postsecondary operations, including educational program offerings, facilities, civil rights, safety, public health, privacy, instructional and administrative staff, administrative procedures, marketing and recruiting, financial operations, payment of refunds to students who withdraw, acquisitions or openings of new schools or programs, addition of new educational programs, and changes in our corporate structure and ownership. In particular, the Higher Education Act and related regulations subject our U.S. colleges that participate in the various Title IV programs to significant regulatory scrutiny.

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

Title IV requirements are enforced by the Department of Education and, in some instances, by private plaintiffs. If we are found not to be in compliance with these laws, regulations, standards, or policies, we could lose our access to Title IV program funds, which would have a material adverse effect on our U.S. colleges operations. Findings of noncompliance also could result in our being required to pay monetary damages, or being subjected to fines, penalties, injunctions, restrictions on our access to Title IV program funds, or other censure that could have a material adverse effect on our business.

The ongoing regulatory effort aimed at for-profit post-secondary institutions of higher education could lead to additional legislation or other governmental action that may negatively affect the industry.

The proprietary post-secondary education sector has at times experienced scrutiny from federal legislators, agencies, and state legislators and attorneys general. An adverse disposition of these existing inquiries, administrative actions, or claims, or the initiation of other inquiries, administrative actions, or claims, could, directly or indirectly, have a material adverse effect on our business, financial condition, result of operations, and cash flows and result in significant restrictions on us and our ability to operate.

If we fail to maintain our institutional accreditation or if our institutional accrediting body loses recognition by the Department of Education, we would lose our ability to participate in Title IV programs.

The loss of institutional accreditation by any of our U.S. colleges would render by any of our U.S. colleges ineligible to participate in Title IV programs and would have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. In addition, an adverse action by our institutional accreditors other than loss of accreditation, such as issuance of a warning, could have a material adverse effect on our business.

If we fail to obtain recertification by the Department of Education when required, we would lose our ability to participate in Title IV programs.

Each institution participating in Title IV programs must enter into a Program Participation Agreement with the Department of Education. Under the agreement, the institution agrees to follow the Department of Education’s rules and regulations governing Title IV programs. An institution generally must seek recertification from the Department of Education at least every six years and possibly more frequently depending on various factors, such as whether it is provisionally certified. The Department of Education may also review an institution’s continued eligibility and certification to participate in Title IV programs, or scope of eligibility and certification, in the event the institution undergoes a change in ownership resulting in a change of control or expands its activities in certain ways, such as the addition of certain types of new programs, or, in certain cases, changes to the academic credentials that it offers. In certain circumstances, the Department of Education must provisionally certify an institution. The Department of Education may withdraw our certification if it determines that we are not fulfilling material requirements for continued participation in Title IV programs. If the Department of Education does not renew, or withdraws our certification to participate in Title IV programs, our students would no longer be able to receive Title IV program funds. Alternatively, the Department of Education could (1) renew the certifications for an institution, but restrict or delay receipt of Title IV funds, limit the number of students to whom an institution could disburse such funds, or place other restrictions on that institution, or (2) delay recertification after an institution’s PPA expires, in which case the institution’s certification would continue on a month-to-month basis, any of which would have a material adverse effect on our business, financial condition, results of operations, and cash flows.

On March 1, 2018, the Department and Bay State College executed a Provisional Program Participation Agreement, approving Bay State College’s continued participation in Title IV programs with full certification through December 31, 2020. As of the date of this report, Bay State College is applying for a new Provisional Program Participation Agreement from the Department. On April 1, 2020, the Department and NewSchool executed a Temporary and Provisional Program Participation Agreement, approving NewSchool’s continued participation in Title IV programs with full certification through April 30, 2020, which has been renewed on a month-to-month basis until a determination regarding the change of ownership of NewSchool is made by the Department. As of the date of this report, the Department is in process of reviewing of the change of ownership.

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

If we lose eligibility to participate in Title IV programs because of high student loan default rates, it would have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Default rates for Bay State College in fiscal year 2018 and NewSchool in fiscal year 2019 published by the Department of Education is 4.7% and 3.6%, respectively.

Our US colleges could lose their eligibility to participate in federal student financial aid programs or be provisionally certified with respect to such participation if the percentage of our revenues derived from those programs were too high.

A proprietary institution may lose its eligibility to participate in the federal Title IV student financial aid program if it derives more than 90% of its revenues, on a cash basis, from Title IV programs for two consecutive fiscal years. A proprietary institution of higher education that violates the 90/10 Rule for any fiscal year will be placed on provisional status for up to two fiscal years. Using the formula specified in the Higher Education Act, Bay State College derived approximately 62% of its cash-basis revenues from these programs in the year of 2019. Percentages of Bay State College and NewSchool for the year of 2020 are in process of audits as of the date of this report, which we estimate will be in compliance with the 90/10 Rule. If any of our US colleges lose eligibility to participate in Title IV programs because they are unable to comply with 90/10 Rule, it could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Our failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs.

All US colleges are subject to meeting financial and administrative standards. These standards are assessed through annual compliance audits, periodic renewal of institutional PPAs, periodic program reviews and ad hoc events which may lead the Department of Education to evaluate an institution’s financial responsibility or administrative capability. The administrative capability criteria require, among other things, that our institution (1) has an adequate number of qualified personnel to administer Title IV programs, (2) has adequate procedures for disbursing and safeguarding Title IV funds and for maintaining records, (3) submits all required reports and consolidated financial statements in a timely manner, and (4) not has significant problems that affect the institution’s ability to administer Title IV programs.

A financial responsibility test is required for continued participation by an institution’s students in U.S. federal financial assistance programs. The test is based upon a composite score of three ratios: an equity ratio that measures the institution’s capital resources; a primary reserve ratio that measures an institution’s ability to fund its operations from current resources; and a net income ratio that measures an institution’s ability to operate profitably. A minimum score of 1.5 is necessary to meet the financial standards. Institutions with scores of less than 1.5 but greater than or equal to 1.0 are considered financially responsible, but require additional oversight. These schools are subject to heightened cash monitoring and other participation requirements. An institution with a score of less than 1.0 is considered not financially responsible. However, a school with a score of less than 1.0 may continue to participate in the Title IV programs under provisional certification. In addition, this lower score typically requires that the school be subject to heightened cash monitoring requirements and post a letter of credit (equal to a minimum of 10% of the Title IV aid it received in the institution’s most recent fiscal year). For the fiscal year of 2020, the audits to calculate the composited scores of Bay State College and NewSchool are in process as of the date of this report. We estimate both Bay State College and NewSchool would meet the required minimum of 1.5.

If the Department of Education determines, in its judgment, that Bay State College and NewSchool have failed to demonstrate either financial responsibility or administrative capability, we could be subject to sanctions, including, among other things, a requirement to post a letter of credit, fines, suspension or termination of our eligibility to participate in Title IV programs or repayment of funds received under Title IV programs, any of which could have a material adverse effect on our business, financial condition, results of operation and cash flows and result in the imposition of significant restrictions on us and our ability to operate. The Department of Education has considerable discretion under the regulations to impose the foregoing sanctions and, in some cases, such sanctions could be imposed without advance notice or any prior right of review or appeal.

Our failure to comply with the Borrower Defense to Repayment Regulations could result in sanctions and other liability.

Under the Higher Education Act, The Department of Education is authorized to specify in regulations, which acts or omissions of an institution of higher education a borrower may assert as a defense to repayment of a Direct Loan made under the Direct Loan Program. On July 1, 2020, new Defense to Repayment regulations went into effect that include a higher threshold for establishing misrepresentation, provides for a statute of limitation for claims submission, narrows the current triggers allowed for letter of credit requirements, and eliminates provisions for group discharges. The new regulations are effective with claims on loans disbursed on or after July 1, 2020.

Management is unable to predict how regulations will be revised, the result of any other current or future rulemakings, or the impact of such rulemakings on our business. The outcome of any legal proceeding instituted by a private party or governmental authority, facts asserted in pending or future lawsuits, and/or the outcome of any future governmental inquiry, lawsuit, or enforcement action could serve as the basis for claims by students or The Department of Education under the Defense to Repayment regulations, the posting of substantial letters of credit, or the termination of eligibility of our institutions to participate in the Title IV program based on The Department of Education’s institutional capability assessment, any of which could, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our business operations could be harmed if we experience a disruption in our ability to process student loans under the Federal Direct Loan Program.

Any processing disruptions by the Department of Education may affect our students’ ability to obtain student loans on a timely basis. If we experience a disruption in our ability to process student loans through the Federal Direct Loan Program, either because of administrative challenges on our part or the inability of the Department of Education to process the volume of direct loans on a timely basis, our business, financial condition, results of operations, and cash flows related to our U.S. colleges could be adversely and materially affected.

Our business operations could be harmed if Congress makes changes to the availability of Title IV funds.

We collected approximately 25% of the consolidated net revenue in our CP&CE Programs segment from receipt by Bay State College and NewSchool of Title IV financial aid program funds in the year of 2020, principally from federal student loans under the Federal Direct Loan Program. Changes in the availability of these funds or a reduction in the amount of funds disbursed may have a material adverse effect on our enrollment, financial condition, results of operations, and cash flows. Action by the U.S. Congress to revise the laws governing the federal student financial aid programs or reduce funding for those programs could reduce our student enrollment and/or increase costs of operation. Political and budgetary concerns significantly affect Title IV programs. Any action by the U.S. Congress that significantly reduces Title IV program funding or the ability of our U.S. colleges or students to participate in Title IV programs could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

All of our PRC corporate entities, including Ambow Shengying, Ambow Chuangying, BoheLe, our VIEs and their subsidiaries, maintain corporate records and filings with industry and commerce administration authorities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

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

GENERAL RISK FACTORS

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

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. As a non-accelerated filer, we are not required to have an independent registered public accounting firm issue an attestation report on the effectiveness of our internal control over financial reporting. However, we are still required to include a report of management on the effectiveness of our company’s internal control over financial reporting in our annual report. Our management has performed an evaluation of the effectiveness of our internal controls over financial reporting as of December 31, 2020 and concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Control and Procedures.”

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

Under PRC and Taiwan laws and regulations, arrangements and transactions among related parties should be priced on an arm’s length basis and may be subject to audit or challenge by the PRC and Taiwan tax authorities. We could face material adverse tax consequences if the PRC or Taiwan tax authorities determine that the contractual arrangements between Ambow Shengying, Ambow Chuangying, BoheLe, Ambow Education Management and our VIEs and their respective shareholders do not represent an arm’s-length price and adjust our VIEs’ or any of their respective subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC or Taiwan tax purposes, increased tax liabilities for our VIEs or any of their respective subsidiaries. In addition, the PRC and Taiwan tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many other public companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our consolidated net income may be harmed if our affiliated entities’ tax liabilities increase or if they are found to be subject to additional taxes, late payment fees or other penalties.

Uncertainties with respect to the PRC legal system could harm us.

Our operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, prior court decisions have limited precedential value. Ambow Shengying, Ambow Chuangying, BoheLe and our other wholly-owned subsidiaries in China are generally subject to PRC laws and regulations, in particular, laws applicable to foreign invested enterprises.

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

For the year ended December 31, 2020, no material isolated issues were found during regulatory reviews of our U.S. Colleges.

If we fail to maintain any of our state authorizations, we would lose our ability to operate in that state and to participate in Title IV programs in that state.

Our U.S. colleges must be authorized to operate by the appropriate postsecondary regulatory authority in each state in which the institution is located. Campuses of our U.S. colleges are authorized to operate and grant degrees, diplomas, or certificates by the applicable education agency of the state in which each such campus is located. Such state authorization is required for students at the campus to participate in Title IV programs. The loss of state authorization would, among other things, render the affected institution ineligible to participate in Title IV programs, at least at those state campus locations, and otherwise limit that school’s ability to operate in that state. Loss of authorization in one or more states could increase the likelihood of additional scrutiny and potential loss of operating and/or degree-granting authority in other states in which we operate, which would further impact our business. If these pressures and uncertainty continue in the future, or if one or more of our institutions are unable to offer programs in one or more states, it could have a material adverse impact on our enrollment, revenue, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

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

The Higher Education Act prohibits an institution that participates in Title IV programs, its employees and agents from engaging in “substantial misrepresentation” of the nature of its educational program, its financial charges, or the employability of its graduates. These regulations may, among other things, subject us to sanctions for statements containing errors made to non-students, including any member of the public, impose liability on us for the conduct of others and expose us to liability even when no actual harm occurs. A “substantial misrepresentation” is any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person’s detriment. We may face complaints from students and prospective students over statements made by us and our agents in advertising and marketing, during the enrollment, admissions and financial aid process, and throughout attendance at any of our US colleges, which would expose us to increased risk of enforcement action and applicable sanctions or other penalties.

In the event of substantial misrepresentation, the Department of Education may revoke an institution’s program participation agreement, limit the institution’s participation in Title IV programs, deny applications from the institution, such as to add new programs or locations, initiate proceedings to fine the institution or limit, suspend, or terminate its eligibility to participate in Title IV programs, a requirement to post a substantial letter of credit. If the Department of Education or other third parties interpret statements made by us or on our behalf to be in violation of the new regulations, any of the forgoing actions could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Our failure to comply with the Department of Education’s credit hour rule could result in sanctions and other liability.

Effective July 1, 2011, Title IV regulations define the term “credit hour” and require accrediting agencies and state authorization agencies to review the reliability and accuracy of an institution’s credit hour assignments. If an accreditor does not comply with this requirement, its recognition by the Department of Education could be jeopardized. If an accreditor identifies systematic or significant noncompliance in one or more of an institution’s programs, the accreditor must notify the Secretary of Education. If the Department of Education determines that an institution is out of compliance with the credit hour definition, the Department of Education could impose liabilities or other sanctions, which could have a material adverse effect on our business, financial conditions, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

We are subject to sanctions if we fail to calculate accurately and make timely payment of refunds of Title IV program funds for students who withdraw before completing their educational program.

The Higher Education Act and Department of Education regulations require us to calculate refunds of unearned Title IV program funds disbursed to students who withdraw from their educational program before completing it. If refunds are not properly calculated or timely paid, we may be required to post a letter of credit with the Department of Education or be subject to sanctions or other adverse actions by the Department of Education, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Investigations, legislative and regulatory developments, and general credit market conditions related to the student loan industry may result in fewer lenders and loan products and increased regulatory burdens and costs.

The Higher Education Act regulates relationships between lenders to students and post-secondary education institutions. In 2009, the Department of Education promulgated regulations that address these relationships, and state legislators have also passed or may be considering legislation related to relationships between lenders and institutions. In addition, new procedures introduced and recommendations made by the Consumer Financial Protection Bureau create uncertainty about whether Congress will impose new burdens on private student lenders. These developments, as well as legislative and regulatory changes, such as those relating to gainful employment and repayment rates, creating uncertainty in the industry and general credit market conditions, may cause some lenders to decide not to provide certain loan products and may impose increased administrative and regulatory costs. Such actions could reduce demand for, and/or availability of private education loans, decrease U.S. college’s non-Title IV revenue, and thereby increase their 90/10 ratio, and have a material adverse effect on our business.

Enforcement of laws related to the accessibility of technology continues to evolve, which could result in increased information technology development costs and compliance risks.

Our U.S. colleges’ online education programs are made available to students through personal computers and other technological devices. For each of these programs, the curriculum makes use of a combination of graphics, pictures, videos, animations, sounds, and interactive content. Federal agencies, including the Department of Education and the Department of Justice, have considered or are considering how electronic and information technology should be made accessible to persons with disabilities. For example, Section 504 of the Rehabilitation Act of 1973, or Section 504, prohibits discrimination against a person with a disability by any organization that receives federal financial assistance. The Americans with Disabilities Act, or the ADA, prohibits discrimination based on disability in several areas, including public accommodations. In 2010, the Department of Education’s Office for Civil Rights, which enforces Section 504, together with the Department of Justice, asserted that requiring the use of technology in a classroom environment when such technology is inaccessible to individuals with disabilities violates Section 504, unless those individuals are provided accommodations or modifications that permit them to receive all the educational benefits provided by the technology in an equally effective and integrated manner. If our U.S. colleges are found to have violated Section 504, it may be required to modify existing content and functionality of its online classroom or other uses of technology, including through adoption of specific technical standards. As a result of such enforcement action, or as a result of new laws and regulations that require greater accessibility, our U.S. colleges may have to modify its online classrooms and other uses of technology to satisfy applicable requirements, which could require substantial financial investment. As with all nondiscrimination laws that apply to recipients of federal financial assistance, an institution may lose access to federal financial assistance if it does not comply with Section 504 requirements. In addition, private parties may file or threaten to file lawsuits alleging failure to comply with laws that prohibit discrimination on the basis of disability, such as the ADA, and defending against such actions may require our U.S. colleges to incur costs to modify its online classrooms and other uses of technology and costs of litigation.

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

We believe we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2020. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for the year ending December 31, 2021 or any future taxable year. A foreign (non-U.S.) corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Taxation – U.S. Federal Income Taxation – General”) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E—Taxation—United States federal income taxation—Passive foreign investment company.”

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

From 2008 to 2012, we made a total of 31 separate acquisitions through business combinations and one acquisition of long-term operating rights. From 2008 to 2020, in response to business development, we established a series of new subsidiaries and branch companies, and completed disposal and deregistration procedures of certain subsidiaries and branch companies in China, including Ambow Online.

We established IValley on March 13, 2017. IValley is a VIE of Ambow Education Management. We established IValley Beijing Technology Co. Ltd. (“IValley Beijing”) on September 15, 2017. IValley Beijing is a wholly owned subsidiary of IValley. IValley Beijing’s business is to design, purchase, modify and integrate electronic equipment and devices, and develop mobile APP, performed by engineers and IT development and operational personnel, for end users to utilize office facilities, manage resources and administrative matters.

We established Ambow BSC Inc. on February 14, 2017. Ambow BSC Inc. is a 100% subsidiary of us. On November 20, 2017, Ambow BSC Inc. acquired 100% of the outstanding shares of common stock of Bay State College Inc. Bay State College Inc. is a Massachusetts corporation that owns and operates Bay State College, a higher education institution offering career-focused post-secondary educational services with Associates and Bachelor’s programs in Business, Information Technology, Healthcare, Criminal Justice and Fashion. Bay State College was founded in 1946, is accredited by the New England Association of Schools and Colleges, Commission on Institutions of Higher Education and eligible to participate in federal student aid programs under Title IV of the U.S. Higher Education Act. Bay State College’s academic programs are delivered at its main campus in Boston, Massachusetts, a branch campus in Taunton, Massachusetts and online.

In June 2018, we completed a public offering of 2,070,000 ADSs at US$4.25 per ADS. Each ADS represents two Class A ordinary shares of the Company. On June 1, 2018, our ADSs commenced trading on the NYSE American under the symbol “AMBO”.

We established Ambow NSAD Inc. on May 8, 2019. On March 6, 2020, Ambow NSAD Inc. acquired 100% of the members’ interest of NewSchool. NewSchool is a for-profit institution of higher education based in San Diego, California, with Bachelor and Master programs in Architecture, Construction management, Product Design, Graphic Design & Interactive Media, and Interior Architecture and Design. NewSchool is regionally accredited by Western Association of Schools and Colleges Senior College and University Commission and eligible to participate in federal student aid programs under Title IV of the U.S. Higher Education Act. Refer to Note 23- Acquisition to the audited consolidated financial statements for further information.

On October 5, 2020, we completed the issuance of 1,507,538 ADSs (representing 3,015,076 Class A Ordinary Shares), at a purchase price of $3.98 per ADS, in a registered direct offering.

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

As of December 31, 2020, our Board consists of five members: Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, Mr. John Porter and Dr. Yanhui Ma.

Principal Executive Office

Our principal executive offices are located at 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing 100043, People’s Republic of China. Our telephone number at this address is +86 (10) 6206-8000. Our registered office of the Cayman Islands companies is Walkers (Hong Kong), 15th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong. Our telephone number at this address is +852 2596-3428.

 Where You Can Find More Information

The SEC maintains an Internet site that contains reports filed by Ambow at www.sec.gov.

B.	Business Overview

Our business addresses three critical demands in China’s education market: students’ aspirations to be admitted into top secondary and post-secondary schools, the desire for graduates of those schools to obtain more attractive jobs and the need for schools and corporate clients to optimize their teaching and operating environment. We offer high quality, individualized services and products through our integrated online and offline delivery model powered by our proprietary technologies and infrastructure.

We have two reportable segments, which are K-12 Schools, and CP&CE Programs. Our tutoring centers, training offices, career enhancement centers and college campuses are within the CP&CE Programs segment.

We currently deliver a wide range of educational and career enhancement services and products through integrated offline and online channels in an interactive learning environment, which is powered by our proprietary technology platform, enabling us to provide individualized content and learning solutions tailor-made to each of our students’ needs and develop standards-based and individualized curricula with consistent high-quality across our schools, tutoring centers, career enhancement centers, training offices and career enhancement college.

As of December 31, 2020, we had a total of 40 learning centers and schools, including:

•	3 directly-operated K-12 schools

•	12 tutoring centers

•	18 training offices

•	4 career enhancement centers

•	3 career enhancement college campuses (in U.S.)

The following map sets forth the service coverage and the geographic coverage of our K-12 schools, tutoring centers, career enhancement centers, campuses and training offices in mainland China as of December 31, 2020:

Revenues from our K-12 Schools segment accounted for 52.3%, 53.7% and 54.8% of our total net revenues in the fiscal years of 2018, 2019 and 2020, respectively. Revenues from our CP&CE Programs accounted for 47.7%, 46.3% and 45.2% of our total net revenues in 2018, 2019 and 2020, respectively. We recorded total net revenues of RMB 531.5 million, RMB 583.9 million and RMB 532.0 million (US$ 81.5 million) in 2018, 2019 and 2020, respectively.

Our services and products

We offer a variety of educational and career enhancement services and products to students, recent graduates, corporate employees and management professionals in China. Our educational services cover K-12 programs and tutoring services that provide test preparation and tutoring programs, which are offered in our tutoring centers as part of our primary educational services and product offerings to help students enroll in better schools. Our K-12 schools also help to support our tutoring programs by providing strong local brand names and reputations, local educational content expertise and potential student customers. In addition, we offer international education programs, which are designed to prepare students to study abroad while specifically addressing their study needs in terms of both language and academics. Our career enhancement services designed to assist students and graduates obtain better jobs are offered through our dedicated career enhancement centers and training offices on campus, as well as through our online programs. Our corporate training services that are designed to improve employees’ and management’s soft skills are typically offered in our training offices, the corporate clients’ offices or hotel conference centers. In order to support our educational and career enhancement services and products, we provide a cloud-based learning engine to accommodate our students’ individual learning habits and enrich their learning experience. We also offer career-oriented post-secondary educational services to undergraduates through Bay State College and NewSchool in U.S.

K-12 Schools

Our K-12 Schools segment provides educational services for K-12 programs. We have three directly-operated K-12 schools located in the Hunan province in central China, the Liaoning province in northeast China and, the Jiangsu province in eastern China, all of which are accredited by the Chinese Ministry of Education. As of December 31, 2020, there were approximately 1,200 full-time teaching faculty and support staff supporting over 16,000 students.

Our K-12 schools provide full-subject national curricula, including mathematics, language, history, sciences and arts. Students are required to take our admission tests to enroll in our K-12 schools. To graduate from our K-12 schools, students must pass the exams required by the local MOE, upon which, they will earn a certificate recognized by the local public school system. Our international education programs provide curricula mandated by the PRC regulatory authorities and additionally, curricula focused on preparing students to study abroad. We intend to enhance our international education programs to cater to students’ growing demand to study abroad, while addressing the study needs of students in terms of both language and academics.

CP&CE Programs

Our CP&CE Programs offer tutoring services and career development services.

Our tutoring centers are designed to help students perform better in school and prepare for important tests, specifically high school and university entrance exams, namely ZhongKao and GaoKao in China. In addition to our classroom-based teaching services, we offer educational curriculum on our web-based applications, allowing our students access to our tutoring services from anywhere at any time. Powered by our proprietary cloud-based “learning engine”, our web-based applications feature a variety of functions such as online video classes, practice questions, discussion forums and prior actual tests. Our educational software products include eBoPo (meaning “energy and impact” in Chinese), which offers full subjects, online practice tests and instructions for K-12 level students. Our web-based applications complement our in-person classes and offer individualized services and tailored content based on each student’s specific learning needs. Our tutoring centers offer classroom instruction, small class and one-on-one tutoring.

Our career enhancement services focus on undergraduates and recent graduates of universities and colleges, as well as employees and managers at businesses and corporations. We are the premium brand in China’s educational and career enhancement services market, notable for helping undergraduates and recent graduates enhance their practical job skills and improve their competitive positioning. Our career enhancement programs are mainly offered through our physical career enhancement service networks, which are strategically located in key economic centers across China where there is a high concentration of companies in high-growth industries.

Our Genesis Career Enhancement (“Genesis”) business provides outbound and in-house management training for corporate clients. These corporate training programs are jointly designed with our corporate partners to specifically tailor-make training for their employees. We have provided training services to approximately 4,000 corporate clients. Genesis has 18 training offices across China and more than 120 professional trainers as of December 31, 2020.

We operate three-year polytechnic joint programs and four-year degree joint programs with universities and colleges to provide career enhancement services to students, primarily focusing on majors related to computer software outsourcing management. Under the joint programs, we provide and update courseware content, recruit and provide highly qualified teachers, as well as offer job placement channels. Our partnering universities and colleges ensure student enrollment, provide teaching facilities, and offer program degrees. As such, the joint programs draw a large base of customers to whom we can offer our services and products. Certain courses or classes from the joint programs take place at our career enhancement centers and campus, and our students can also earn credits towards the degree programs from these courses or classes.

Our career enhancement centers currently focus on IT majors, including software engineering, graphic design, digital media, communication technology, big data analysis and Internet technology. The curriculum provides students with hands-on training in professional skills, including case studies, job environment simulation and specific technical skills needed to succeed in jobs, as well as “soft skills” training, including courses on time management, presentation, leadership and interview techniques. We design our career enhancement curriculum based on a deep understanding of target industries and actual recruiting needs of the employers. In addition, we intend to partner with universities and establish joint colleges to offer educational and training programs to extend our current career enhancement curriculum to additional subject areas.

On November 20, 2017, we acquired Bay State College, a higher education institution offering career-focused post-secondary education with Associates and Bachelor’s programs in Business, Information Technology, Healthcare, Criminal Justice and Fashion. On March 6, 2020, we acquired NewSchool. NewSchool is a for-profit institution for higher education and based in San Diego, California, with programs in Architecture, Construction management, Product Design, Graphic Design & Interactive Media, and Interior Architecture and Design.

In November 2018, we launched a new Cross-Border College Program between Chinese and U.S. colleges. This program allows Chinese students to receive a three-year diploma from a Chinese college, equivalent to an associate degree from a U.S. college, and continue with a two-year advanced education program at our U.S. colleges.

In August 2020, we launched a brand-new online-to-offline education platform called Huanyujun Education Hub (“Huanyujun”), which consists of education institutions/teachers, students and shared classrooms, integrates online resources, such as panoramic live streaming, with offline resources, referred to physical classrooms and teachers hereof. A number of international career education, vocational training and certificate courses and programs signed up the Huanyujun, including those provided by our strategic partners, such as Amazon, Cisco and the Global Career Quality Assurance.

We initiated a new business to provide intellectualized operational services to corporate clients, colleges and universities from the year of 2017. Our intellectualized operational services integrate electronic equipment and devices with software applications, data analytics and wireless technology to transform operational networks by enhancing efficiency, lowering costs and improving experiences. The services consist of advisory services such as design and architecture, implementation services such as hardware deployment and application development, as well as optimization services. The services aim to leverage smart technologies to enhance the management experience with facilities, lighting, security, and staff. We developed mobile applications for users to punch time clocks, open and close lockers, open and close office gates, turn on and off lights and air conditioners, set up remote visual conferences and manage other office administrative services through the applications.

Intelligent technology is changing education as students are no longer restricted by the traditional learning environment. Intelligent campuses and classes are becoming the trend leading to efficiency improvement, cost savings and enhanced experiences for students and staff. We will proactively introduce our intellectualized operational services to more universities and colleges to provide students access to educational resources regardless of location or device, increasing the potential for learning and teaching through cooperation with peers and experts worldwide and optimizing facilities to create a sustainable campus.

Student recruitment and retention

We employ a variety of marketing and recruiting methods to attract students and increase enrollment in our learning centers and schools. We recruit students to our tutoring centers and K-12 schools from local areas near these centers and schools while recruiting students to our career enhancement centers nationally throughout China. We recruit returning students from our tutoring centers and K-12 schools to our career enhancement programs by leveraging our vast student and corporate resources. We believe prospective students are attracted to our learning centers and schools due to our strong brand name, innovative teaching and learning models and practices, and high-quality, individualized services. Our proprietary cloud-based learning engine technology combined with offline teacher instruction ensures that students receive individualized orientation, instruction and progress assessment in a student-centered environment. By analyzing the accumulated data stored in each student’s learning records, our learning engine optimizes learning strategies and methods, and provides personalized educational content for each student. The longer and more frequently a student uses our services and products, the more effective and efficient services and content we are able to provide, thus enhancing students’ stickiness to utilize our services throughout their learning cycle. Students in our tutoring centers and K-12 schools have significantly improved their results in ZhongKao and GaoKao exams and we believe this has enhanced our reputation and increased our word-of-mouth referrals in the markets that we participate in. Our career enhancement centers help students identify their career goals early in life and provide them with project-based training to improve their employment opportunities.

Our technology infrastructure

We believe our proprietary technologies are one of our major strengths and we have devoted significant resources to the development of technologies for the delivery of our educational and career enhancement services. These include our educational services platform, operational management platform and development and deployment platform. The educational services platform is the backbone that supports our educational and career enhancement services and product offerings to our students. The operational management platform supports our internal management and administrative applications for tutoring centers, K-12 schools, career enhancement centers and joint college programs. The development and deployment platform support our educational services platform and operational management platform, standardizing the development of and communication among our IT products and applications.

Educational services platform

Our educational services platform is built around and driven by our core proprietary technology, the “Learning Engine.” Utilizing advanced Internet and multi-media technologies, the cloud-based learning engine enables us to embed educational materials and cognitive theories, including memory curve and competency model theories, into our interactive learning products and services, such as the “eBoPo” series for educational services and “Career GPS System” for career enhancement services. Our learning engine creates an environment in which personalized courses and instructions can be customized based on each student’s knowledge level, goals and learning needs. Our platform provides video streaming, PowerPoint and interactive testing functions via an open interface and multi-language channels. We have received a patent for our innovative Adaptive Computer-Assisted Learning System and Method platform from the United States Patent and Trademark Office, making us the first China-based education company to receive a U.S. patent in the field of adaptive learning methods.

Continued tracking

As part of the cloud-based learning engine, our learning tracking system comprehensively records a student’s progress and achievements throughout the learning cycle. The system assesses a student’s knowledge and competency level at the beginning of the learning cycle, and continually monitors interactions between the student and our system, keeping the student’s learning process and progress on file. The system is able to capture and memorize the way a student learns and then create a unique learning profile, which we refer to as each student’s “Learning Passport.” The system is also able to compare the student’s current performance with past achievements, both at an individual and at a peer group level, which gives the student a clear understanding of his or her current learning status and helps them adapt accordingly with course materials and feedback.

Individualized learning experience to students

Our interactive learning engine customizes each student’s learning experience, then tracks and evaluates the learning performance as it happens. By leveraging our learning tracking system and analyzing the cumulated data stored in the Learning Passports, the learning engine can optimize learning strategies and methods and provide personalized education content, recursive exercise and study guidance for each student. The learning engine can set learning targets based on personal goals and requirements and adjust individual learning profiles and learning paths as it understands more about the student, delivering the appropriate learning materials to optimize the student’s education outcome.

High quality

Our personalized educational framework ensures that students receive high-quality educational experiences tailored to their individual needs. Our educational content and services are not linked to one teacher, but rather to many highly-qualified and experienced educational experts, who work closely with us to ensure that materials are of the highest quality and relevance for students. This means that wherever students live, in urban centers or rural villages across China, they are assured of the same high standard of resources and support at all times.

Operational management platform

We have built up an operational management platform to integrate our key management and administrative functions. We are developing additional functionality within the platform to track operational information within our operating segments. This will allow us to have better period-to-period insights into the underlying drivers of our business within our distinct operating segments.

We have established an integrated service center to support our operations team by sharing resources across finance, human resources and IT departments. We also built up an Enterprise Resource Planning (ERP) system to standardize operating procedures. The establishment of the service center and the ongoing integration of our Company-wide ERP system and continued enhancements to our Standard Operating Procedure and transparent Vendor Evaluation System will provide an efficient platform to maximize internal resources, lower costs and integrate Standard Operating Procedures, while unifying the Ambow brand and corporate culture. In addition, we have integrated Internet of Things (“IoTs”) technology into our facility modernization and development programs. This supports our intelligent classroom concept, boosts resource utilization efficiency and promotes greener energy usage.

Development and deployment platform

Our research, development and deployment efforts are greatly facilitated by our Enterprise Service Bus, or ESB. As a widely-used software architecture, an ESB acts as a message broker between different business applications, reducing the number of point-to-point connections required to allow applications to communicate, which makes it easier to adapt a system to changes in one or more of its components. Through our standards-based ESB, our technology platform allows the rapid development and deployment of highly reliable, scalable and stable Internet-based cross-platform applications. We have also adopted the Model-View-Controller design pattern for our platform, which allows the layering of data, presentation and control modules, thereby making the system more nimble, robust and manageable. The adaptor between the data and control layers easily allows for the integration of our services and products with third-party systems.

Intellectual property

We have developed our proprietary technology over the past decade. Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors, contributing to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others.

We have been awarded by the United States Patent and Trademark Office a patent (with No. US 8838016B2) for our innovative Adaptive Computer-Assisted Learning System and Method platform for enhancing learning outcomes. In 2020, we have already been approved and authorized in mainland China for 20 utility model patents and one design patent and owns 29 domestic invention patents under public announcement process. In addition, we have submitted applications for four U.S. patents and four Taiwan patents, of which, one utility model patent from Taiwan has already been awarded.

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

Selling and marketing

To promote our brands in the fragmented domestic education market, we selectively and systematically market our products and build our brand names through a number of different marketing programs. By doing so, we intend to continue to implement a standard corporate identity across all Ambow schools, tutoring centers, career enhancement centers and campuses. Our marketing efforts, which include national marketing by our corporate headquarters and local marketing by individual schools, tutoring centers, career enhancement centers and campus, focus primarily on:

•	Sponsoring charity and social events and forums around key educational events to build up our corporate image as the most trustworthy, life-long education and career enhancement partner in China;

•	Buying airtime on national and local media programs as well as advertising space on billboards and buses to raise the awareness of our educational and career enhancement services and programs;

•	Hosting industry summits with key corporate partners and participating in prestigious education conferences and events;

•	Partnering with local governments to provide positive support for local schools and the local job market; and

•	Further enhancing the brand promotion through Internet search engines and mobile social media platform like Weixin, Toutiao, and Douyin to maintain close interactions with potential users.

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

We believe that our primary competitive advantages are our well-known “Ambow” brand in K-12 education and career enhancement services in China. Our core proprietary technology, “Learning Engine” is unique to the education service industry. Receiving a patent for our innovative Adaptive Computer-Assisted Learning System and Method platform from the United States Patent and Trademark Office has made us the first China-based education company to receive a U.S. patent in the field of adaptive learning methods. We are also recognized by our ability to deliver standards-based, individualized curriculum with consistently high quality across our schools, tutoring centers, training offices, career enhancement centers and campus. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in customer demands, market needs or new technologies. In addition, we face competition from many different organizations that focus on some of our targeted markets, which may be more responsive to changes in student preferences in these markets.

In addition, the spread of the Internet and advancements in Internet and information technologies are eliminating geographic and cost-entry barriers to providing private educational and career enhancement services. Many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than was previously required.

Seasonality

Our business is subject to seasonal variations. Historically, there are less educational service activities in our K-12 schools and CP&CE Programs during the first quarter due to Chinese New Year holidays and the winter break, as well as during the third quarter due to the summer break.

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

The Law for Promoting Private Education and the Implementing Rules for the Law for Promoting Private Education

The Law for Promoting Private Education (“the Amendment”) became effective on September 1, 2003 and was revised on November 7, 2016, effective on September 1, 2017 and the Implementing Rules for the Law for Promoting Private Education became effective on April 1, 2004. Under the law and these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Private School Operation License by local or provincial-level counterparts of the MOE for operating a private school, and shall be registered with the local or provincial-level counterparts of the MCA as a privately run non-enterprise institution and be issued a Private Non-Enterprise Organization Registration Certificate. The durations of our Private School Operation Licenses vary from one year to eight years and the durations of our Private Non-Enterprise Organization Registration Certificates vary from one year to five years, depending on the location of our private schools with permission for renewal upon expiration.

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

According to the Company Law of PRC, where a profit-making school distributes its annual net balance for the current financial year, it shall draw 10% of its annual net balance as the school’s statutory common reserve, provided that a school with an aggregate common reserve of more than 50% of the school’s registered capital may elect not to draw any statutory common reserve anymore. Where the aggregate balance of the school’s statutory common reserve is insufficient to cover any loss the school made in the previous financial year, the current financial year’s annual net balance shall first be used to cover the loss before any statutory common reserve is drawn therefrom in accordance with the provisions of the preceding paragraph. Where losses have been covered and the statutory and discretionary common reserves have been drawn, any remaining annual net balance shall be distributed to investors.

Nonprofit private schools shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to profit-making private schools shall be formulated by the relevant PRC authorities. However, ever since then, no such regulations in respect of tax preferential policy for profit-making private schools have been promulgated.

As of December 31, 2020, we had, across our two reportable segments, a total of 29 schools that are registered as private schools as opposed to companies, of which 4 schools are registered as schools not requiring reasonable returns, while all other schools are registered as schools requiring reasonable returns.

A.	K-12 schools

According to the Amendment, the term “reasonable return” is no longer used and sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. School sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. We have three K-12 schools, consisting of kindergarten, primary schools, middle schools and high school. Currently all of the three schools require reasonable returns.

i.	Primary and middle school education is considered compulsory education, which will be transitioned to operate as non-profit schools to comply with the Amendment.

ii.	Kindergarten and high school are not considered compulsory education and we will elect for those schools to be for-profit schools.

The detailed implementation methods for transitioning K-12 schools to non-profit schools have not been issued by local government authorities. We are communicating with local authorities regarding the impact on operations and registration of the schools. Since we can still maintain control over the daily operation of the schools and have the right to appoint key management, we believe there will not be a significant impact on the operation of these schools before official guidelines are issued by local authorities. Although turning into non-profit schools will prohibit the distribution of retained earnings as dividends from these schools, we can still control and allocate financial resources of the schools in their daily operation. Therefore, we believe there will be no significant financial impact to us as of the date of this report.

B.	Tutoring and career enhancement centers

Our tutoring and career enhancement centers including training offices are not considered compulsory education, the Company intends to elect those currently requiring reasonable returns to be for-profit for the schools; and to elect those currently not requiring reasonable returns to be non-profit.

Generally, if a private school chooses to register as a non-profit school, it shall amend its articles of association, continue operations and complete the new registration process. If a private school chooses to register as a for-profit school, it shall conduct a financial liquidation process, have the property rights of its assets such as land, school buildings authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as a for-profit school and continue operation. Specific provisions related to this process have not yet been introduced by the People’s Governments at the provincial level. The Company does not expect its operations to be impacted materially if all the registration requirements are met and the procedures are fully performed.

Foreign investment in education service industry

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the NDRC, and the MOFCOM on March 10, 2015 and became effective on April 10, 2015, foreign investment is encouraged to participate in vocational training services beyond educational services. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas. However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As of December 31, 2020, we had a total of 37 centers and schools in mainland China, comprised of 12 tutoring centers, 3 K-12 schools, 4 career enhancement centers and 18 training offices. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. The majority of our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and training offices.

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

Software copyright registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (whether a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant shall be granted a registration certificate by the China Copyright Protection Center. As of December 31, 2020, we have been issued 106 registration certificates for computer software copyrights, of which we use 106 of such registration certificates to operate our business.

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

Regulation of domain names and website names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2020, we have registered 24 domain names with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the SAIC or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn”. In February 2006, China Internet Network Information Center (“CNNIC”), issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of December 31, 2020, we have registered 7 website names which are used in connection with our education business with Beijing Municipal Bureau of Industry and Commerce.

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

Trademark . The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. “Ambow”, ”, “”, “”, “”, “”, “”, “”, “”, “”, “” , “” , “” ,“”, “”, “”, “”, “”, “” , “” , “” , “” , “” , “” , “” ,“”, “”, “”, “”, “”, “”, “”,“”, “”, “”, “”, “”, “”, “”, “”, “”, “” and “”are our registered trademarks with the Trademark Office of the SAIC in China.

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

The diagrams below illustrate our corporate structure with respect to each of our significant subsidiaries and VIEs and the place of incorporation of each named entity as of December 31, 2020.

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

(7)          Registered Shareholders of Beijing Le’An are Yuan Hao and Yue Liu, both are our employees, who own 60% and 40% of Beijing Le’An Operational Management Co., Ltd. (“Beijing Le’An”), respectively

(8)          Certain non-performing entities’ legal status included in the table above are to be cancelled which do not have significant business.

Ambow Shengying, BoheLe, IValley Beijing and the acquired schools and learning centers are the principal operating entities for our business operations within China. Their functional currency is RMB. Ambow, Ambow Education Inc., Ambow NSAD Inc., Ambow BSC Inc., Bay State College, NewSchool, as well as our other investment holding companies, are the offshore principal operating entities. Their functional currency is US$. IValley and one of its subsidiaries are our business entities registered in Taiwan and their functional currency is TWD.

Ambow Shengying, BoheLe and Ambow Education Management have entered into a series of contractual arrangements with each of the above domestic PRC companies or Taiwan company that enable us to:

•

Exercise effective control over our VIEs and their respective subsidiaries by having such VIEs’ shareholders pledge their respective equity interests in these VIEs to BoheLe, Ambow Shengying and Ambow Education Management and, through powers of attorney, entrust all the rights to exercise their voting power over these VIEs to BoheLe, Ambow Shengying and Ambow Education Management. There is no limitation on BoheLe and Ambow Shengying’s rights to exercise the voting power over the VIEs or to obtain and dispose of the pledged equity interests in the VIEs holding the tutoring centers and career enhancement centers by exercise of its call option or share pledge. BoheLe and Ambow Shengying’s rights to obtain and dispose of the pledged equity interests in the VIEs holding the K-12 schools by exercise of its call option or share pledge are subject to BoheLe and Ambow Shengying’s designating other PRC persons or entities to acquire the pledged equity interests in order not to violate PRC laws that prohibit or restrict foreign ownership in K-12 schools;

•

Receive economic benefits from the pre-tax profits of our VIEs and their respective subsidiaries in consideration for technical support, marketing and management consulting services provided by BoheLe, Ambow Shengying and Ambow Education Management to our VIEs and their respective subsidiaries. Such economic benefits earned by BoheLe, Ambow Shengying and Ambow Education Management were insignificant for the reporting period (which have been eliminated upon consolidation) in consideration of the services provided to our VIEs’ subsidiaries; and

•

Have an exclusive option to purchase all or part of the equity interests in our VIEs and all or part of the equity interest in its subsidiaries, as well as all or part of the assets of our VIEs, in each case when and to the extent permitted by applicable PRC or Taiwan law.

Accordingly, we treat these domestic PRC companies as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. Majority of these domestic PRC companies and their subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China.

Each of Ambow Shanghai, Ambow Sihua, Ambow Rongye and Ambow Zhixin has executed a series of control agreements with Ambow Shengying. Ambow Shida and Beijing Le’An have executed a series of control agreements with BoheLe. They are described in more detail below through which agreements Ambow Shengying and BoheLe exercise effective contractual control over Ambow Shida, Ambow Shanghai, Ambow Sihua, Ambow Rongye, Ambow Zhixin and Beijing Le’An. IValley has executed a series of control agreements with Ambow Education Management.

Ambow Shida, Ambow Sihua, Ambow Shanghai, Ambow Rongye, Ambow Zhixin and Beijing Le’An each is a controlling entity operating one of our business lines, including tutoring centers, K-12 schools, career enhancement service centers and training offices, and each owns certain interest in a number of schools and entities. The detailed description of their interests as of December 31, 2020 is listed in Note 1c to audited consolidated financial statements.

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

Share Pledge Agreement . Ambow Online, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, entered into a share pledge agreement on January 31, 2005. AECL, Ambow Online, Xuejun Xie and Jianguo Xue entered into a supplementary agreement on January 4, 2009, pursuant to which each of Xuejun Xie and Jianguo Xue pledged all of her or his equity interest in Ambow Shida to Ambow Online to secure the performance of Ambow Shida under an exclusive cooperation agreement, dated January 31, 2005, between Ambow Online and Ambow Shida. The abovementioned share pledge agreement and the supplementary agreement were terminated and replaced by a share pledge agreement among Ambow Chuangying, Xuejun Xie and Jianguo Xue on June 29, 2017, pursuant to which each of Xuejun Xie and Jianguo Xue pledged all of her or his equity interest in Ambow Shida to Ambow Chuangying to secure the performance of Ambow Shida under the technology service agreement dated June 29, 2017 between Ambow Shida and Ambow Chuangying. Ambow Chuangying, Xuejun Xie and Jianguo Xue terminated the abovementioned share pledge agreement and the supplementary agreement by entering into a termination agreement on June 14, 2020.

BoheLe, Xuejun Xie and Jianguo Xue entered into a new share pledge agreement on June 15, 2020, pursuant to which each of Xuejun Xie and Jianguo Xue pledged all of her or his equity interest in Ambow Shida to BoheLe to secure the performance of Ambow Shida under the technology service agreement dated June 15, 2020 between Ambow Shida and BeheLe as described below. If Ambow Shida and its subsidiaries fail to fulfill their obligations under the technology service agreement, or Ambow Shida and its subsidiaries breach their duties or obligations hereunder, BoheLe shall have the right to exercise the pledge in any manner at any time to the extent permitted by applicable laws during the term of pledge. Each of Xuejun Xie and Jianguo Xue also agreed not to transfer, dispose of or otherwise directly or indirectly create any encumbrance over her or his equity interest in Ambow Shida, or take any actions that may reduce the value of her or his equity interest in Ambow Shida without the prior written consent of BoheLe. The pledge shall be terminated automatically upon termination of the technology service agreement and full discharge of the secured debt. Without BoheLe’s prior consent, the pledgors shall not be entitled to grant or assign their rights and obligations under the agreement. BoheLe may assign at any time all or any of its rights and obligations hereunder and other agreements contemplated hereby to any person (either a natural person or a legal person) it designates. In such case, the assignee shall assume BoheLe’s rights and obligations under this agreement. This agreement shall be binding upon the parties and their respective successors and permitted assigns. The parties shall negotiate in good faith to resolve any disputes arising out of or in connection with this agreement. If the parties cannot reach an agreement on the resolution of such disputes within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall submit such disputes to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Beijing. The award of the arbitration shall be final and binding upon the parties.

Call Option Agreement . Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, entered into a call option agreement on January 31, 2005, which was amended by the termination agreement dated April 26, 2007 and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue. The agreement was replaced by a call option agreement on June 29, 2017 entered into by and among Ambow Chuangying, Xuejun Xie and Jianguo Xue. Ambow Chuangying, Xuejun Xie and Jianguo Xue terminated the abovementioned call option agreement and supplementary agreement by entering into a termination agreement on June 14, 2020. BoheLe, Xuejun Xie and Jianguo Xue entered into a new call option agreement on June 15, 2020, pursuant to which BoheLe or its designee has an option to purchase from each of Xuejun Xie and Jianguo Xue, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Shida at any time during the term of the agreement. BoheLe or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Xuejun Xie and Jianguo Xue agreed not to dispose of the equity interest or exercise any related rights in any form without BoheLe or its designee’s written consent. Xuejun Xie and Jianguo Xue agreed that before BoheLe or its designee exercises the option to obtain all the equity interest and assets, Xuejun Xie and Jianguo Xue (i) shall not create or allow any option, call option, pledge, or other equity interest or security interest on equity in Ambow Shida without BoheLe’s written consent, (ii) shall irrevocably waive the preemptive right to purchase the equity in Ambow Shida to which it is entitled under the Chinese laws and the bylaws of Ambow Shida , (iii) shall not transfer the equity in Ambow Shida to any third party without BoheLe’s written consent, (iv) shall neither supplement, alter or modify the Articles of Association of Ambow Shida in any form, nor increase or decrease its registered capital, or otherwise change the structure of its registered capital without BoheLe’s written consent, (v) during the term of this agreement, have not engaged in and shall not engage in any act or omission that may cause any losses to BoheLe or cause any reduction in value of the equity in Ambow Shida , (vi) without BoheLe’s written consent, shall not incur, assume, guarantee or allow the existence of any debt other than the debt that (a) arises in the normal or routine course of business rather than out of borrowing, and (b) has been disclosed to and approved in writing by BoheLe. Ambow Shida has the right to operate all business activities within the approved business scope which it is operating or it expects to operate in the future. To the fullest extent permitted by the Chinese laws, the transfer price of the equity in Ambow Shida (or any part thereof) shall be equal to each of Xuejun Xie and Jianguo Xue’s initial contribution to the registered capital of Ambow Shida in exchange for such Equity in Ambow Shida (or any part thereof). Should we decide to exercise such option, we or our designee would affect such purchase through the cancellation of loans owed to us by Xuejun Xie and/or Jianguo Xue unless the then applicable laws require the purchase price to be determined by a valuation or otherwise provided, in which case the transfer price shall be the minimum amount provided by applicable law and we will effect such purchase through, to the extent necessary, a combination of cash and cancellation of loans owed to us by each of Xuejun Xie and Jianguo Xue. This call option is not subject to any time limit and has been effective upon execution by the parties. This agreement shall not terminate until the termination of the loan agreement. BoheLe shall have the right to early terminate this agreement. If any dispute arises out of the interpretation or performance of this agreement, the parties shall negotiate in good faith to resolve such dispute; if such dispute cannot be resolved within thirty days of the beginning of such negotiations, either party may submit such dispute to CIETAC in Beijing for arbitration in accordance with its then effective arbitration rules.

Powers of Attorney Pursuant to the powers of attorney, each dated April 26, 2007 and June 19, 2017, each of Xuejun Xie and Jianguo Xue irrevocably entrusted all the rights to exercise her or his voting power of Ambow Shida to Ambow Online and Ambow Chuangying, respectively. Xuejun Xie and Jianguo Xue terminated all the above mentioned powers of attorney and entered into new powers of attorney on June 15, 2020, pursuant to which each of Xuejun Xie and Jianguo Xue irrevocably entrusted all the rights to exercise her or his voting power of Ambow Shida to BoheLe for an indefinite period of time, including without limitation, proposing to convene a shareholders’ meeting, attending a shareholders’ meeting and exercising the voting rights at a shareholders’ meeting.

Loan Agreements AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, respectively, entered into loan agreements on January 31, 2005, which were amended by amendment agreements, dated April 26, 2007, among Ambow Online, AECL and Xuejun Xie and Jianguo Xue, respectively, and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue and renewed by a loan agreement between Ambow Online and Jianguo Xue dated February 1, 2008. The agreement was replaced by a new loan agreement between Ambow Chuangying, Xuejun Xie and Jianguo Xue on June 29, 2017. Ambow Chuangying, Xuejun Xie and Jianguo Xue terminated the abovementioned loan agreements by entering into a termination agreement on June 14, 2020. BoheLe, Xuejun Xie and Jianguo Xue entered into a new loan agreement on June 15, 2020, pursuant to which BoheLe loaned RMB 2.7 million and RMB 0.3 million to Xuejun Xie and Jianguo Xue, respectively. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shida held by Xuejun Xie and Jianguo Xue, as applicable, to BoheLe or its designee. This loan agreement shall remain in effect until the loans thereunder are fully repaid. To the extent permitted by the relevant PRC laws, BoheLe shall determine at its sole discretion the timing and method of the repayment of the loans thereunder and notify the borrowers in writing of such arrangements seven days in advance. The borrowers shall not repay the loans to BoheLe early unless BoheLe notifies the borrowers in writing that the loan thereunder has expired or as otherwise provided therein. Any disputes arising in connection with the interpretation or execution of this agreement shall be resolved by the parties through friendly consultations; if such disputes cannot be resolved within thirty days of the beginning of the consultations, either party may submit such disputes to CIETAC in Beijing for arbitration in accordance with its then effective arbitration rules.

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

Agreements that provide effective control over Beijing Le’An

We have entered into a series of agreements with Beijing Le’An and its shareholders. These agreements provide us with the ability to control Beijing Le’An and grant us the exclusive option to purchase all of the equity interests of Beijing Le’An. These agreements include:

Share Pledge Agreement . Pursuant to the share pledge agreement, dated May 25, 2020, among BoheLe, Yuan Hao and Yue Liu, each a shareholder of Beijing Le’An, each of Yuan Hao and Yue Liu pledged all of their equity interest in Beijing Le’An to BoheLe to secure the performance of Beijing Le’An under a technology service agreement between BoheLe and Beijing Le’An dated May 25, 2020. If (a) Beijing Le’An fails to fulfill its payment obligation or other related obligations to the pledgee in accordance with the provisions of technology service agreement, or (b) the pledgors breach their duties or obligations thereunder, the pledgee shall have the right to exercise the pledge in any manner at any time it deems appropriate to the extent permitted by applicable law during the term of pledge, including without limitation: (a) to negotiate with the pledgors to discharge the secured debt with the pledged equity at a discount rate; (b) to sell off the pledged equity and use the proceeds thereof to discharge the secured debt; (c) to retain a relevant agency to auction all or part of the pledged equity; and/or (d) to otherwise dispose of the pledged equity appropriately to the extent permitted by applicable law. Each shareholder of Beijing Le’An also agreed that, without BoheLe’s prior written consent, each of Yuan Hao and Yue Liu shall not (i) make a proposal to amend the articles of association of Beijing Le’An or cause the making of such proposal, or increase or reduce Beijing Le’An’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iii) perform any act that may prejudice any rights of BoheLe under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of Beijing Le’An, (iv) distribute dividends to the shareholders in any form (however, upon BoheLe’s request, the pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. Without BoheLe’s prior written consent, the pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. BoheLe shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without the pledgor’s prior consent. The share pledge agreement shall remain in effect until the secured debt is fully repaid. The share pledge agreement may be unilaterally terminated by BoheLe. None of Yuan Hao or Yue Liu is entitled to unilaterally terminate the share pledge agreement. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement . Pursuant to the call option agreement, dated May 25, 2020, among BoheLe, Yuan Hao and Yue Liu, each a shareholder of Beijing Le’An, each of Yuan Hao and Yue Liu irrevocably granted BoheLe or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Beijing Le’An. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Beijing Le’An and may be paid by the cancellation of indebtedness owed by such shareholder to BoheLe, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to BoheLe. BoheLe or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without BoheLe’s written consent, each of Yuan Hao and Yue Liu shall not transfer his or her equity interest in Beijing Le’An to any third party. Yuan Hao and Yue Liu represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in Beijing Le’An without BoheLe’s written consent, and (ii) during the term of the call option agreement, Yuan Hao, Yue Liu and Beijing Le’An have not engaged in and shall not engage in any act or omission that may cause any losses to BoheLe and may cause any reduction in value of the equity interests in Beijing Le’An held by Yuan Hao and Yue Liu. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, BoheLe shall have the right to terminate this agreement early upon twenty days’ prior notice, but Yuan Hao and Yue Liu shall not terminate this agreement early. BoheLe shall have the right to transfer its rights under the agreement and other agreements contemplated by the agreement at its sole discretion to any third party without Yuan Hao and Yue Liu’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney . Under powers of attorney, each dated May 25, 2020, each of Yuan Hao and Yue Liu granted to BoheLe the power to exercise all of his or her voting rights of Beijing Le’An during the term of the share pledge. The powers of attorney shall come into effect upon the date of execution. Unless terminated as agreed by the shareholders of Beijing Le’An and BoheLe, the powers of attorney shall remain effective during the term of pledge.

Loan Agreement . Pursuant to the loan agreement among BoheLe, Yuan Hao and Yue Liu dated May 25, 2020, BoheLe loaned RMB 3.0 million to Yuan Hao and RMB 2.0 million to Yue Liu to fund the registered capital requirements of a domestic PRC company. Ambow later formed Beijing Le’An to serve as this domestic PRC company. To the extent permitted by the relevant PRC laws, BoheLe shall determine at its sole discretion the timing and method of the repayment of the loans and notify borrowers in writing of such arrangements seven days in advance. Borrowers and BoheLe further agree that borrowers shall not repay the loan to BoheLe early unless BoheLe notifies borrowers in writing that the loans thereunder have expired or as otherwise provided therein. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Yuan Hao and Yue Liu in Beijing Le’An to BoheLe. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Chinese in Beijing. The award of the arbitration shall be final and binding upon the disputing parties.

Agreements that transfer economic benefits to us

Agreements that transfer economic benefits to us from Ambow Shida and its subsidiaries

Exclusive Cooperation Agreement or technology service agreement Ambow Online and Ambow Shida entered into an exclusive cooperation agreement on January 31, 2005, which was revised on May 13, 2010. This agreement was terminated and replaced by a technology service agreement entered between Ambow Chuangying and Ambow Shida on June 29, 2017. Ambow Chuangying and Ambow Shida terminated this technology service agreement on June 14, 2020. BoheLe and Ambow Shida entered into a technology service agreement on June 15, 2020, pursuant to which BoheLe has the exclusive right to provide to Ambow Shida technical support and marketing consulting services. Without BoheLe’s written consent, Ambow Shida shall not transfer, pledge or assign to any third party the rights and obligations under this agreement. The agreement can be terminated by mutual agreement, by written notice from BoheLe to Ambow Shida. In the event of any dispute with respect to the interpretation and implementation of this agreement, the parties shall negotiate in good faith to resolve the dispute. In the event the parties fail to reach an agreement on the resolution of such dispute within 60 days after on party receives the notice of the other party requesting the beginning of discussion or any longer period agreed upon separately by the parties, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. We have not received any payment of service fees contemplated by this agreement.

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

Agreement that transfer economic benefits to us from Beijing Le’An and its subsidiaries

Technology Service Agreement Pursuant to the technology service agreement, dated May 25, 2020, by and between BoheLe and Beijing Le’An, BoheLe has the exclusive right to provide to Beijing Le’An (i) education or training solutions; (ii) employee training and technical support; (iii) management and consulting services related to Beijing Le’An’s operations; and (iv) other service arrangements under the consents from both BoheLe and Beijing Le’An, in exchange for certain service fees to be agreed to by the parties from time to time. Beijing Le’An shall not engage any other third party as its technology service provider without BoheLe’s prior written consent during the term of this agreement, while BoheLe shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by BoheLe upon either 15 days’ notice or Beijing Le’An’s failure to cure its breach of the agreement or by mutual written agreement at any time. Beijing Le’An shall not assign its rights and obligations under this agreement to any third party without BoheLe’s prior written consent, while BoheLe may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

D.	Property, Plant and Equipment

Our headquarters are located in Beijing, China, where we own approximately 16,146 square meters of office space. We own an aggregate of approximately 75,200 square meters for K-12 schools. In addition, we lease certain properties for our K-12 schools, tutoring centers, career enhancement centers, training offices and career enhancement college campuses.

Item 4A	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements for the periods specified including the notes thereto included elsewhere in this annual report on Form 20-F as well as “Item 3.A Key Information—Selected Consolidated Financial Data.” We undertake no obligation to update publicly any forward-looking statements in this annual report on Form 20-F. We are omitting the discussion of the 2018 results of operations. Our financial statements as of and for the period ended December 31, 2018, are included at the end of this Annual Report. A discussion of the fiscal year end 2018 results of operations can be found under Item 5A. Operating Review and Financial Prospects contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed on April 22, 2020 and is available for review at at www.sec.gov.

A.	Operating Results

Overview

Our business addresses three critical demands in the education market of China and U.S., students’ aspirations to be admitted into top secondary and post-secondary schools, the desire for graduates of those schools to obtain more attractive jobs and the need for schools and corporate clients to optimize their teaching and operating environment. We offer high-quality, individualized services and products through our integrated online and offline delivery model powered by our proprietary technologies and robust infrastructure.

Intelligent technology is transforming education industry as students can be no longer restricted by the traditional learning environment. Intelligent campuses and classes are becoming the trend leading to increased efficiency, cost savings, and improved experiences for students and staff. We proactively introduce our intellectualized operational services to more universities and colleges to provide students access to educational resources regardless of the location or device, increasing the potential for learning and teaching through cooperation with peers and experts worldwide and optimizing facilities to create a sustainable campus.

Our net revenues decreased from RMB 583.9 million in 2019 to RMB 532.0 million (US$ 81.5 million) in 2020. The decrease from 2019 to 2020 was mainly due to fewer boarding and other ancillary services provided at K-12 schools, and less services provided at the tutoring centers, training offices and college campuses as a result of the outbreak of COVID-19, and was partially offset by revenue from NewSchool, which was acquired in March 2020.

Our net loss decreased from RMB 100.4 million in 2019 to RMB 64.0 million (US$ 9.8 million) in 2020.

Net revenues from our K-12 Schools segment accounted for 53.7% and 54.8% of our total net revenues in 2019 and 2020, respectively. Net revenues from our CP&CE Programs accounted for 46.3% and 45.2% of our total net revenues in 2019 and 2020, respectively.

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

Education services are an investment for the future, especially for children’s education, in China. Steady growth of the economy will likely result in the continuous growth of income and higher consumption levels for China’s citizens, who will have more capital for the education of their children, especially for after-school tutoring. However, we believe that the tuition fees of tutoring services and K-12 schools are less impacted by the ups and downs of the overall economy as we believe that people in China generally cut back on other spending before they reduce their spending on their children’s education.

The maximum tuition fees that a school can charge vary by locations, but usually the regulations governing these price controls take into consideration China’s economic growth in determining whether to approve a tuition increase and in setting the size of the tuition increase. Usually the local governments review and adjust tuition fees every two to three years as necessary to reflect inflation or new educational services that are provided. Price controls by local governments will affect the amount by which we are able to increase our fees charged to students in our K-12 schools and tutoring centers.

•	Our costs and expenses . We incur costs and expenses at both the head quarter level and at our tutoring centers, K-12 schools, training offices, career enhancement centers and campuses. Our most significant costs are compensation and social welfare paid to/for our teachers, rental and teaching related expenses. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

According to the Law for Promoting Private Education revised on November 7, 2016, private schools may be operated as nonprofit schools or profit-making schools, but the nine-year compulsory education schools cannot be operated as profit-making schools. We are currently operating three K-12 schools as profit-making schools with reasonable return and they will be transitioned to be operated as non-profit schools under this revised law. The detailed implementation methods for transition of K-12 schools to non-profit schools have not been issued by local government authorities. We are communicating with local authorities regarding the impact on the operation and registration of the schools. Since we can still maintain control over the daily operation of the schools and has the right to appoint key management, we believe there will not be any significant impact on the operation of these schools before any official reply is issued by local authorities. Although turning into non-profit schools will prohibit the distribution of retained earnings as dividends from these schools, we can still control and allocate the financial resources of the schools in its daily operation. Therefore, we believe there will be no significant financial impact to us as of the date of this report.

Effects of disposals and other strategic plans

In 2019 and 2020, we closed several subsidiaries and branch companies through the deregistration procedures of local governmental and corporate service institutions, and disposed several subsidiaries. Those subsidiaries and branch companies had no business operations and had accumulated deficits for years. As a result, we recognized gain from deregistration of those subsidiaries and schools in a collective amount of RMB 1.8 million and RMB 4.7 million in 2019 and 2020, respectively.

In June 2019, we entered into a Membership Interest Purchase Agreement with Laureate Education, to acquire 100% of the outstanding membership interest in NewSchool. NewSchool is a for-profit institution of higher education based in San Diego, California, that offers undergraduate and graduate degrees and non-degree certificates in Architecture, Design and Construction Management. This acquisition was closed in March 2020. Please refer to Note 23 Acquisition to the audited consolidated financial statements for details.

There were no other material acquisitions and disposals during the years 2019 and 2020.

Key financial performance indicators

Our key financial performance indicators consist of our net revenues, cost of revenues gross profit and operating expenses, which are discussed in greater detail below. The following table sets forth our net revenues, cost of revenues and gross profit, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Years Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	583,909	100.0	531,980	81,529	100.0
Cost of revenues	(388,894)	(66.6)	(387,490)	(59,386)	(72.8)
Gross Profit	195,015	33.4	144,490	22,143	27.2

Net revenues

In 2019 and 2020, we generated net revenues of RMB 583.9 million and RMB 532.0 million (US$ 81.5 million), respectively.

The decrease from 2019 to 2020 was mainly due to fewer boarding and other ancillary services provided at K-12 schools, and less services provided at the tutoring centers, training offices and college campuses as a result of the outbreak of COVID-19, and was partially offset by revenue from NewSchool, which was acquired in March 2020.

We derived net revenues from our two reportable segments in terms of percentages of our overall net revenues as follows in 2019 and 2020:

	For the Years Ended December 31,
	2019	2020
	%	%
K-12 Schools:	53.7	54.8

CP&CE Programs:	46.3	45.2

K-12 Schools . We operated three K-12 schools as of December 31, 2020. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly take place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB 3,500 to RMB 80,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 60 students per class.

CP&CE Programs . Our CP&CE Programs include tutoring services and career enhancement services. Our tutoring service provided educational services in our 12 tutoring centers as of December 31, 2020. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to nine months. The most significant factors that directly affect our net revenues in our tutoring services are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB 100 to RMB 16,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are delivered in class settings ranging from 4 students to 20 students per class. In addition, we also deliver these services in premium classes, including one-on-one tutoring.

Our career enhancement services are provided in our 25 career enhancement centers, which include 4 career centers, 18 training offices and 3 career enhancement college campuses. We recognize revenues over the period of the services, which typically ranges from several days to 12 months. Course fees are either collected in advance and recorded as deferred revenues or recorded as accounts receivable and collected within credit periods. The most significant factors that directly affect our revenues in our career enhancement segment are the number of enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as soft skills, information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB 400 to RMB 20,000 per program with course lengths ranging from several days to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class. The corporate trainings are all tailor-made according to customer companies’ requirements, and normally are delivered to 10 to 30 persons per course.

Cost of revenues

Cost of revenues for our educational and career enhancement programs and services primarily consists of:

•	Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools, tutoring centers and career enhancement centers. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;

•	Rental, utilities, water and other operating expenses for the operation of our school and center properties;

•	Depreciation and amortization of properties, leasehold improvement and equipment used in the provision of educational and career enhancement services and accommodation facilities;

•	Cost to purchase meals, residence, uniform and other students related services; and

•	Amortization of student population intangible assets.

•	K-12 Schools . Cost of revenues for our K-12 Schools segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property, leasehold improvement and equipment used in the provision of educational services, cost to purchase meals, residence, uniform, school bus and other students related services, and to a lesser extent, costs of course materials.

•	CP&CE Programs . Cost of revenues for our CP&CE Programs segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, training offices and campuses, depreciation and amortization of property, leasehold improvement and equipment used in the provision of educational services, and cost to purchase meals, residence and other students related services.

Gross profit

Gross profit as a percentage of our net revenues was 33.4% and 27.2% in 2019 and 2020, respectively. The decrease in gross profit margin from 2019 to 2020 was mainly attributable to the decrease in revenue while keeping cost deployment to weather the COVID-19 pandemic in 2020.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the Years Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	583,909	100	531,980	81,529	100
Operating expenses:
Selling and marketing	(55,721)	(9.5)	(52,355)	(8,024)	(9.8)
General and administrative	(194,417)	(33.3)	(174,283)	(26,710)	(32.8)
Research and development	(3,793)	(0.6)	(5,703)	(874)	(1.1)
Impairment loss	(38,754)	(6.6)	(36,699)	(5,624)	(6.9)

Total operating expenses	(292,685)	(50.1)	(269,040)	(41,232)	(50.6)

Selling and marketing expenses. Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The decrease in selling and marketing expenses from 2019 to 2020 was primarily due to optimization of human resources and stringent expense controls, and partially offset by NewSchool’s expenses.

General and administrative expenses. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities as well as bad debt provision. Our general and administrative expenses decreased from RMB 194.4 million in 2019 to RMB 174.3 million in 2020, which was mainly due to temporary suspension of operations at training offices and tutoring centers in the period as a part of the national pandemic containment efforts, as well as stringent expense controls to improve operating efficiency, and partially offset by NewSchool’s expenses.

Research and development expenses. Our research and development expenses primarily consist of compensation, benefits and other headcount-related costs associated with the development of our online education technology platform and courseware and outsourced development costs. The increase from 2019 to 2020 was mainly due to more expenditures on personnel.

Impairment loss. Our impairment loss was related to the impairment of goodwill and intangible assets. See Note 9 and Note 10 to audited consolidated financial statements for further detail.

Share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Years Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based expenses:
General and administrative	(1,624)	100.0	(947)	(145)	100.0

Total share-based expenses	(1,624)	100.0	(947)	(145)	100.0

Our predecessor entity, Ambow Education Co., Ltd., adopted the 2010 Equity Incentive Plan in June 2010 and became effective upon completion of our 2010 IPO. On December 21, 2018, we adopted the Amended 2010 Plan, which became effective upon the approval from the Board of Directors and shareholders. See “Item 6 — Directors, Senior Management and Employees — Compensation—Equity-based compensation plans.” From 2015 to 2020, we only granted restricted share to our employees. No options were granted. We have adopted the provisions of ASC 718 “Stock Compensation” for the restricted shares we granted. For restricted shares granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the restricted shares.

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

We also have six entities incorporated in Hong Kong which were subject to Hong Kong profit. Hong Kong’s two-tier income tax system was officially implemented on April 1, 2018. Only one of our subsidiaries in Hong Kong is subject to profits tax rate of 8.25% for the first HK$ 2.0 million of assessable profits. Profits exceeding HK$ 2.0 million and other subsidiaries in Hong Kong are taxed at 16.5%.

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

As of December 31, 2019 and 2020, the payable balances for VAT were RMB 10.6 million and RMB 2.2 million, respectively.

Business tax

In PRC, business taxes used to be imposed by the government on the revenues arising from the provision of taxable services including but not limited to education in the years before 2016. The business tax rates for our subsidiaries and consolidated variable interest entities ranged from 3% to 5%. Business tax was then replaced by the VAT from 2016 and thereafter.

As of December 31, 2019 and 2020, the payable balances for business tax were RMB 18.5 million and RMB 17.5 million, respectively.

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

The determination of our provision for income taxes, particularly for private schools, is subject to uncertainty. The strict application of the EIT Law indicates that certain of our private schools are subject to income tax of 25% after January 1, 2008. For those private schools where the tax authorities have not determined a deemed fixed amount or deemed fixed rate for the purposes of calculating income tax payable, we have assumed that income tax of 25% is payable. However, as of December 31, 2020, no detailed implementation guidance has been provided to local tax authorities on how to apply the EIT Law to private schools. It is possible that, upon the introduction of the detailed implementation guidance, we may find ourselves in a position whereby income tax is not payable for periods prior to the release of the detailed guidance.

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

The entities apart from the consolidated VIEs mainly include Ambow Education Holding Ltd., Ambow Shengying, Ambow Chuangying, BoheLe, Ambow Education Inc., Ambow BSC Inc., Bay State College, Ambow NSAD Inc., NewSchool, three holding companies registered in Cayman and six holding companies registered in Hong Kong. Assets and liabilities of these entities mainly include cash, current accounts balances of inter-group financing and transactions and leasehold improvement. Except for Bay State College and NewSchool, operations of these entities are mainly inter-group financing and business management.

The company deconsolidates a subsidiary or derecognizes a group of assets as of the date the company ceases to have a controlling financial interest in that subsidiary or group of assets.

The separated VIE and Non-VIE financial information during the year of 2019 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalents	94,967	62,633	-	157,600
Inter-Group balances due from VIEs/Non VIEs	1,881,047	2,697,862	(4,578,909)	-
Other current assets	213,126	28,914	-	242,040
Non-current assets	376,291	244,868	-	621,159
Total Assets	2,565,431	3,034,277	(4,578,909)	1,020,799
Inter-Group balances due to VIEs/Non VIEs	2,879,536	1,720,967	(4,600,503)	-
Other current liabilities	527,330	81,654	-	608,984
Non-current liabilities	120,445	127,774	-	248,219
Total Liabilities	3,527,311	1,930,395	(4,600,503)	857,203
Equity	(961,880)	1,103,882	21,594	163,596
Net Revenue	503,221	80,688	-	583,909
Net Loss	(45,739)	(54,687)	-	(100,426)

The separated VIE and Non-VIE financial information during the year of 2020 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter-company Elimination	Group Consolidated
Cash and cash equivalents	67,269	51,552	-	118,821
Inter-Group balances due from VIEs/Non VIEs	1,759,421	2,680,978	(4,440,399)	-
Other current assets	274,440	30,868	-	305,308
Non-current assets	311,948	313,640	-	625,588
Total Assets	2,413,078	3,077,038	(4,440,399)	1,049,717
Inter-Group balances due to VIEs/Non VIEs	2,671,922	1,792,790	(4,464,712)	-
Other current liabilities	555,698	87,897	-	643,595
Non-current liabilities	109,676	155,292	-	264,968
Total Liabilities	3,337,296	2,035,979	(4,464,712)	908,563
Equity	(924,218)	1,041,059	24,313	141,154
Net Revenue	411,805	120,175	-	531,980
Net Loss	(44,603)	(19,378)	-	(63,981)

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

We have two reportable segments: 1) K-12 Schools, 2) CP&CE Programs. K-12 schools provide K-12 full curriculums educational services to pre-school children, primary and secondary students in China. CP&CE Programs offer tutoring services to pre-school children, primary and secondary students, provide vocational education services to undergraduate students in partner colleges, provide boarding and accommodation services to partner colleges or corporate customers, provide short term outward bound and in-house training services to corporate clients, and provide intellectualized operational services to corporate clients, colleges and universities. Bay State College and NewSchool in U.S. under CP&CE Programs offers career-focused post-secondary educational services to undergraduate students in U.S.

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

For individual customers including pre-school children, primary and secondary students and undergraduate students, we satisfy performance obligations to students over time, and recognizes revenue according to tutoring hours or school days consumed in each month of a semester. For vocational education services, outbound and in-house training services, and boarding and accommodation services to college and corporate customers, we satisfy performance obligations to customers over time, and recognizes revenue according to the number of months within the academic year, or training days consumed in each month, or boarding service days within each month. For intellectualized operational service to corporate clients, we satisfy performance obligations to customers over time, use the cost-based input method to depict its performance in transferring control of services promised to the clients. Such input measure is determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion. For performance obligation of warranty, the change of control would be transferred to the customer over time. Accordingly, we recognize revenue using a straight line method within the whole warranty period.

Intangible assets, net

Intangible assets represent brand, software, trade name, student population, corporative agreement, customer relationship, license, trademark, workforce, non-compete agreement and accreditation. The software was initially recorded at historic acquisition costs or cost directly incurred to develop the software during the application development stage that can provide future benefits, and amortized on a straight-line basis over estimated useful lives.

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships, which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. We review identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (see Note 9-Intangible Assets, Net to the audited consolidated financial statements for additional information):

Software	2 years to 10 years
Student populations	1.8 years to 15 years
Trade names	Indefinite
Brand	Indefinite
Others	1.3 years to 10 years

We have determined that trade names and brand have the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective trade names and brand. Consequently, the carrying amounts of trade names and brand are not amortized but are tested for impairment annually in the third quarter or more frequently if events or circumstances indicate that the assets may be impaired. Such impairment test consists of a comparison of the fair values of the trade names and brand with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names and brand exceed their fair values.

We performed impairment testing of indefinite-lived intangible assets in accordance with ASC 350, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing qualitative assessment. When these events occur, we estimate the fair value of these trade names and brand with the Relief from Royalty method (“RFR”), which is one of the income approaches. RFR method is generally applied for assets that frequently licensed in exchange for royalty payments. As the owner of the asset is relieved from paying such royalties to a third party for using the asset, economic benefit is reflected by notional royalty savings. An impairment loss is recognized for any excess in the carrying value over the fair value of trade names and brand.

Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination or an acquisition by a not-for-profit entity that are not individually identified and separately recognized. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. We performed impairment analysis on goodwill as of September 30 every year either beginning with a qualitative assessment, or starting with the quantitative assessment instead. The quantitative goodwill impairment test compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit constitutes a business for which discrete profit and loss financial information is available. The fair value of each reporting unit is established using a combination of expected present value of future cash flows. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

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

Future changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units and could result in additional impairment of goodwill.

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

Lease

We adopted ASC 842 Leases as of January 1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. Therefore, we have not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before January 1, 2019. We elected the package of practical expedients permitted under the transition guidance within the new standard, which among others things (i) allowed us to carry forward the historical lease classification; (ii) did not require us to reassess whether any expired or existing contracts are or contain leases; (iii) did not require us to reassess initial direct costs for any existing leases.

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

Share-based compensation

We grant restricted shares to our employees and directors. Cost of employee services received is measured at the grant-date using the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. Share-based compensation expense is recorded on a straight-line basis over the requisite service period, generally ranging from one year to four years.

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

Summary of Consolidated Statements of Operations

	For the Years Ended December 31,
	2019	2020	2020
	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
- Educational programs and services	582,706	525,727	80,571
- Intellectualized operational services	1,203	6,253	958
Total net revenues	583,909	531,980	81,529
COST OF REVENUES:
- Educational programs and services (1)	(383,635)	(379,571)	(58,172)
- Intellectualized operational services	(5,259)	(7,919)	(1,214)
Total cost of revenues	(388,894)	(387,490)	(59,386)
GROSS PROFIT	195,015	144,490	22,143
Operating expenses:
Selling and marketing (1)	(55,721)	(52,355)	(8,024)
General and administrative (1)	(194,417)	(174,283)	(26,710)
Research and development (1)	(3,793)	(5,703)	(874)
Impairment loss	(38,754)	(36,699)	(5,624)
Total operating expenses	(292,685)	(269,040)	(41,232)
OPERATING LOSS	(97,670)	(124,550)	(19,089)
OTHER INCOME	10,161	61,631	9,445
Loss before income tax and non-controlling interest	(87,509)	(62,919)	(9,644)
Income tax expense	(12,917)	(1,062)	(163)
NET LOSS	(100,426)	(63,981)	(9,807)
Less: Net loss contributable to non-controlling interest	(485)	(1,269)	(194)
NET LOSS ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	(99,941)	(62,712)	(9,613)
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(99,941)	(62,712)	(9,613)

(1)	Includes depreciation and amortization of RMB 26.8 million and RMB 31.6 million (US$ 4.8 million) for the years ended December 31, 2019 and 2020, respectively.

Year ended December 31, 2020 compared with year ended December 31, 2019

Net revenues. Our net revenues decreased by 8.9% from RMB 583.9 million in 2019 to RMB 532.0 (US$ 81.5 million) in 2020. The decrease was mainly due to fewer boarding and other ancillary services provided at K-12 schools, and less services provided at the tutoring centers, training offices and college campuses as a result of the outbreak of COVID-19, and was partially offset by revenue from NewSchool, which was acquired in March 2020.

Cost of revenues. Our cost of revenues decreased by 0.4% from RMB 388.9 million in 2019 to RMB 387.5 million (US$ 59.4 million) in 2020. The decrease mainly came from less cost caused by the temporary suspension of operations at training offices and tutoring centers as a part of the national pandemic containment efforts, as well as stringent expense controls to improve operating efficiency, and partially offset with cost of NewSchool which was acquired during the year,

Gross profit. Gross profit as a percentage of our net revenues decreased from 33.4% in 2019 to 27.2% in 2020. The decreases in gross profit was mainly attributable to the decrease in revenue while keeping cost deployment to weather the COVID-19 pandemic in 2020.

Operating expenses. Our total operating expenses decreased by 8.1% from RMB 292.7 million in 2019 to RMB 269.0 million (US$ 41.2 million) in 2020. This decrease was mainly due to lower expenditures due to the temporary suspension of operations at training offices and tutoring centers as a part of the national pandemic containment efforts, as well as stringent expense controls to improve operating efficiency, and partially offset by operating expenses related to NewSchool.

•	Selling and marketing expenses. Our selling and marketing expenses decreased by 6.0% from RMB 55.7 million in 2019 to RMB 52.4 million (US$ 8.0 million) in 2020. The decrease was mainly from optimization of human resources and stringent expense controls .

•	General and administrative expenses. Our general and administrative expenses decreased by 10.4% from RMB 194.4 million in 2019 to RMB 174.3 million (US$ 26.7 million) in 2020. The decrease in 2020 was mainly due to lower expenditures due to the temporary suspension of operations at training offices and tutoring centers as a part of the national pandemic containment efforts, as well as stringent expense controls to improve operating efficiency.

•	Research and development expenses. Our research and development expenses increased by 50.4% from RMB 3.8 million in 2019 to RMB 5.7 million (US$ 0.9 million) in 2020. It was mainly due to more expenditures on personnel.

Other income, net. We recorded net other income of RMB 61.6 million (US$ 9.4 million) in 2020, compared to net other income of RMB 10.2 million in 2019. The increase was mainly due to RMB 40.3 million gain on the bargain purchase from acquisition of NewSchool.

Income tax expense. Our income tax expense changed from RMB 12.9 million expense in 2019 to RMB 1.1 million (US$ 0.2 million) expense in 2020.

Net loss. According to above mentioned factors, our net loss changed from RMB 100.4 million in 2019 to RMB 64.0 million (US$ 9.8 million) in 2020.

Discussion of segment operations

We offer a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

Our chief operating decision maker (“CODM”) has been identified as our CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing our performance. We have two reportable segments: 1) K-12 schools, 2) CP&CE Programs. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the Years Ended December 31,
	2019	2020	2020
	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
K-12 Schools	313,747	291,539	44,680
CP&CE Programs	270,162	240,441	36,849
Total net revenues of reportable segments and the company	583,909	531,980	81,529
Cost of revenues:
K-12 Schools	(197,064)	(188,628)	(28,909)
CP&CE Programs	(191,830)	(198,862)	(30,477)
Total costs of revenues of reportable segments and the company	(388,894)	(387,490)	(59,386)
Gross profit
K-12 Schools	116,683	102,911	15,771
CP&CE Programs	78,332	41,579	6,372
Total gross profit of reportable segments and the company	195,015	144,490	22,143
Gross margin
K-12 Schools	37.2%	35.3%	35.3%
CP&CE Programs	29.0%	17.3%	17.3%
Total gross margin of reportable segments and the company	33.4%	27.2%	27.2%

Year ended December 31, 2020 compared with year ended December 31, 2019

K-12 Schools

Net revenues from our K-12 Schools segment decreased from RMB 313.7 million in 2019 to RMB 291.5 million (US$ 44.7 million) in 2020. The decrease was primarily due to fewer boarding and other ancillary services provided for K-12 schools as result of temporary COVID-19 related campus closures in the first half of 2020.

Cost of revenues from our K-12 Schools segment decreased from RMB 197.1 million in 2019 to RMB 188.6 million (US$ 28.9 million) in 2020. The decrease was primarily due to lower teaching and supporting cost as result of temporary COVID-19 related campus closures in the first half of 2020.

Gross profit as a percentage of our net revenues from our K-12 Schools segment was 37.2% in 2019 and 35.3% in 2020. The change in the gross profit margin was insignificant.

CP&CE Programs

Net revenues from our CP&CE Programs segment decreased from RMB 270.2 million in 2019 to RMB 240.4 million (US$ 36.8 million) in 2020. The decrease was mainly from fewer services provided at the Company’s tutoring centers, training offices and college campuses due to the outbreak of COVID-19. This was partially offset by the revenue from NewSchool, which was acquired in March 2020.

Cost of revenues in our CP&CE Programs segment increased from RMB 191.8 million in 2019 to RMB 198.9 million (US$ 30.5 million) in 2020. The increase was mainly from NewSchool, and netted off by certain decrease of cost due to the temporary suspension of operations at training offices and tutoring centers in the year as a part of the national pandemic containment efforts, as well as stringent expense controls to improve operating efficiency.

Gross profit as a percentage of our net revenues from our CP&CE Programs segment was 29.0% in 2019 and 17.3% in 2020. The decrease in gross margin was mainly due to the decrease of net revenues while keeping cost deployment to weather the COVID-19 pandemic in 2020.

B.	Liquidity and Capital Resources

As of December 31, 2020, our consolidated current liabilities exceeded our consolidated current assets by RMB 219.5 million. With certain non-cash payment adjustments excluded from the current liabilities, the gap between the current liabilities and current assets has been significantly reduced. Our consolidated net assets were amounting to RMB 141.2 million as of December 31, 2020. There are no liquidity concerns noted in the next 12 months.

Our principal sources of liquidity have been cash provided by operating activities. We have net cash provided by operating activities of RMB 4.8 million and net cash used in operating activities of RMB 10.2 million for the years of 2020 and 2019, respectively. The cash inflow in 2020 was mainly attributable to the tuition and fees collected at K-12 schools for the fall semester of the 2020-2021 academic year, and less cash expenditures in operating activities to mitigate the impact of COVID-19. As of December 31, 2020, we had RMB 118.8 million in unrestricted cash and cash equivalents, RMB 117.9 million in short term investments, available for sale, and RMB 45.0 million in short term investments, held to maturity.

Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage cost and operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

From the beginning of 2020, in response to the global spread of COVID-19, businesses and schools in China have been suspended since the end of January 2020 as part of quarantine measures to contain the pandemic. Our K-12 schools, tutoring centers and training offices in China have been closed since then. As China eradicated the pandemic within months, our K-12 schools have gradually returned to operation from May 2020, and all of our tutoring centers and training offices went into full business operation from August 2020. Bay State College and NewSchool in U.S. have moved all courses online, including certain classes in a hybrid model (online and on campus together), in response to social distancing needs and precautionary measures. Yet the pandemic continues to be fluid and uncertain, making it difficult to forecast the final impact it could have on our future operations. The pandemic may adversely affect our liquidity resources, including but not limited to delayed collection of tuition and fees.

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

Condensed summary of our cash flows

	For the Years Ended December 31,
	2019	2020	2020
	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(10,210)	4,812	738
Net cash used in investing activities	(33,153)	(98,513)	(15,097)
Net cash (used in)/provided by financing activities	(40,620)	55,172	8,456
Effects of exchange rate changes on cash, cash equivalents and restricted cash	75	574	88
Net change in cash, cash equivalents and restricted cash	(83,908)	(37,955)	(5,815)
Cash, cash equivalents and restricted cash at beginning of year	241,508	157,600	24,151
Cash, cash equivalents and restricted cash at end of year	157,600	119,645	18,336

Operating activities

Net cash provided by operating activities amounted to RMB 4.8 million (US$ 0.7 million) in the year ended December 31, 2020, as compared to net cash used in operating activities of RMB 10.2 million in the year ended December 31.

Net cash provided by operating activities in the year ended December 31, 2020 was primarily attributable to depreciation and amortization of RMB 31.6 million (US$ 4.8 million), share-based compensation expense of RMB 0.9 million (US$ 0.1 million), an increase in bad debt provision of RMB 8.9 million (US$ 1.4 million), an increase in impairment loss of RMB 36.7 million (US$ 5.6 million), an increase in income tax payable of RMB 2.2 million (US$ 0.3 million), an increase in accrued and other liabilities of RMB 19.8 million (US$3.0 million), a decrease in prepaid and other current assets of RMB 12.5 million (US$ 1.9 million), amortization of operating lease right of use-asset of RMB 36.7 million (US$ 5.6 million) and an increase in accounts payable of RMB 4.9 million (US$0.7 million), partially offset by net loss of RMB 64.0 million (US$ 9.8 million), a decrease in deferred income tax of RMB 4.9 million (US$ 0.7 million), a gain from deregistration of subsidiaries of RMB 4.0 million (US$ 0.6 million), a gain from derecognition of liabilities of RMB 3.9 million (US$ 0.6 million), a gain from bargain purchase of RMB 40.3 million (US$ 6.2 million), an increase in accounts receivable of RMB 3.9 million (US$ 0.6 million), a decrease in deferred revenue of RMB 5.4 million (US$0.8 million) and a decrease in operating lease liability of RMB 21.9 million (US$ 3.4 million).

Net cash provided by operating activities in the year ended December 31, 2019 was primarily attributable to net loss of RMB 100.4 million, an increase in other non-current assets of RMB 13.5 million, a decrease in accrued and other liabilities of RMB 38.3 million, a gain from deregistration of subsidiaries of RMB 1.8 million, a gain from fair value change of contingent consideration payable of RMB 1.3 million, an increase in accounts receivable of RMB 3.0 million, partially offset by depreciation and amortization of RMB 26.8 million share-based compensation expense of RMB 1.6 million, an increase in bad debt provision of RMB 6.0 million, an increase in impairment loss of RMB 38.8 million, an increase in deferred income tax of RMB 6.7 million, an increase in income tax payable of RMB 5.8 million, an increase in deferred revenue of RMB 13.1 million, a decrease in prepaid and other current assets of RMB 6.7 million, amortization of operating lease right of use-asset of RMB 30.6 million and an increase in operating lease liability of RMB 12.4 million.

Investing activities

Net cash used in investing activities amounted to RMB 98.5 million (US$ 15.1 million) in the year ended December 31, 2020 as compared to RMB 33.2 million net cash outflow in the year ended December 31.

Net cash used in investing activities in the year ended December 31, 2020 was mainly attributable to purchase of available-for-sale investments of RMB 345.0 million (US$ 52.9 million), purchase of held-to-maturity investments of RMB 130.0 million (US$ 19.9 million), loan to third party of RMB 33.6 million (US$ 5.1 million), purchase of other non-current assets of RMB 16.7 million (US$ 2.6 million), purchase of property and equipment of RMB 2.9 million (US$ 0.4 million), and prepayment for leasehold improvement of RMB 7.9 million (US$ 1.2 million), partially offset by proceed from available-for-sale investments of RMB 284.0 million (US$ 43.5 million), net cash resulted from a bargain purchase of subsidiary of RMB 37.6 million (US$5.8 million) and proceed from held-to-maturity investments of RMB 116.0 million (US$ 17.8 million).

Net cash used in investing activities in the year ended December 31, 2019 was mainly attributable to purchase of available-for-sale investments of RMB 219.0 million, purchase of held-to-maturity investments of RMB 387.0 million, payment as result of disposal of subsidiaries RMB 25.5 million, loan to third party of RMB 25.0 million, purchase of other non-current assets of RMB 54.1 million, purchase of property and equipment of RMB 8.7 million, and prepayment for leasehold improvement of RMB 8.1 million, partially offset by proceed from available-for-sale investments of RMB 210.0 million, proceeds from collection of loan receivables of RMB 58.7 million and proceed from held-to-maturity investments of RMB 426.0 million.

Financing activities

Our financing activities consist primarily of issuance of ordinary shares and minority shareholder capital injection. Net cash provided by financing activities amounted to RMB 55.2 million (US$ 8.5 million) in the year ended December 31, 2020, as compared to net cash used amounted to RMB 40.6 million in the year ended December 31,2019.

Net cash provided by financing activities in the year ended December 31, 2020 was attributable to proceeds from issuance of ordinary shares, net of expenses, amounted to RMB 35.6 million (US$ 5.5 million), the proceeds from short-term borrowings amounted to RMB 10.0 million (US$ 1.5 million) and the proceeds from long-term borrowings amounted to RMB 9.6 million (US$ 1.5 million).

Net cash used in financing activities in the year ended December 31, 2019 was attributable to repayments of borrowing from third party amounted to RMB 41.2 million and proceeds from minority shareholder capital injection amounted to RMB 0.6 million.

Short-term and Long-term borrowings

Loan agreements for short-term and long-term borrowings consisted of the following:

	As of December 31
	Maturities	2019	2020
		RMB	RMB
		(In thousands)
Short-term bank borrowing from Huaxia Bank	September 2021	-	10,000
Long-term bank borrowing from Small Business Administration (“SBA”)	May 2022	-	9,594

In July 2020, we mortgaged our office property in Beijing, China with the carry amount of RMB 65.1 million to obtain a line of credit in RMB 30.0 million from Bank of Huaxia with one-year term from July 1, 2020 to July 1, 2021. The mortgage shall be terminated once all borrowings were repaid and mortgage cancellation registration procedures were completed. On September 1, 2020, we received a loan from Huaxia Bank in the amount of RMB 10.0 million with maturity date on September 1, 2021 and bearing interest at 4.35% per annum for working capital purpose.

On May 1, 2020, Bay State College obtained a PPP loan under the CARES Act from the SBA through Bank of America in US$1.5 million with maturity date on May 2, 2022. Bay State College accrued interest expense of the loan using a fixed rate of 1%. Bay State College is applying for the forgiveness of the PPP loan as of the date of this report.

The weighted average interest rate of the borrowings outstanding was nil and 2.7% per annum as of December 31, 2019 and 2020. The fair values of the borrowings approximate their carrying amounts. The weighted average borrowings for the years ended December 31, 2019 and 2020 was RMB 10.6 million and RMB 9.8 million, respectively.

The borrowings incurred interest expenses were nil and RMB 0.2 million for the years ended December 31, 2019 and 2020. There was neither capitalization as additions to construction in progress nor guarantee fees for each of three years ended December 31, 2020.

Capital expenditures

Our capital expenditures were RMB 8.7 million and RMB 2.9 million (US$ 0.4 million) in the fiscal years ended December 31, 2019 and 2020, respectively. These capital expenditures were incurred primarily for investments in property, facilities, equipment and technology.

Holding company structure

We conduct our operations primarily through our wholly-owned subsidiary in China, Ambow Shengying, Ambow Chuangying, IValley Beijing, BoheLe and their affiliated PRC entities, which we collectively refer to as our VIEs and their respective subsidiaries.

As a result, our ability to pay dividends and to finance any debt we may incur depends primarily upon dividends paid by Ambow Shengying, Ambow Chuangying, BoheLe, Ambow Education Management and fees paid by Ambow Sihua, Ambow Shanghai, Ambow Shida, Ambow Rongye, IValley and Ambow Zhixin and their subsidiaries to Ambow Shengying, Ambow Chuangying, BoheLe and Ambow Education Management for sales of services and products. Fees paid by VIEs and subsidiaries are mainly for sales of services. The aggregate amount that VIEs and subsidiaries had paid to Ambow Shengying, Ambow Chuangying, BoheLe and Ambow Education Management were insignificant for the reporting period, and the aggregate amount of fees payable from the VIE and subsidiaries to Ambow Shengying, Ambow Chuangying, BoheLe and Ambow Education Management were insignificant for the reporting period.

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

Ambow Sihua, Ambow Shanghai, Ambow Shida, Ambow Rongye and Ambow Zhixin own and/or operate private schools, tutoring, career enhancement centers and training offices in China. At the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of four of our private schools that do not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school (as determined under the generally accepted accounting principles of the PRC), if any. Pursuant to an amendment to The Law for Promoting Private Education on November 7, 2016, which went into effect on September 1, 2017, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. See “Item 3.D —Key Information—Risk Factors—Risks related to regulation of our business and our corporate structure—Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.”

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

C.	Research and Development, Patents and Licenses

We have an in-house research and development team with 56 full-time software and educational professionals as of December 31, 2020 to design and develop our educational and intellectualized operational programs and services. We integrate the best content from our acquired schools, tutoring centers and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. In 2019 and 2020, we spent RMB 3.8 million and RMB 5.7 million (US$ 0.9 million), respectively, on research and development expenses.

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

There were no new off-balance sheet arrangements as of December 31, 2019 and 2020.

F.	Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2020.

	Payments Due by Period
	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Operating lease obligations	333.9	55.9	92.0	85.0	101.0

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of December 31, 2020.

Name	Age	Position	Class	Nationality	Residence
Jin Huang	55	President, Chief Executive Officer and Chairman of the Board	Class III	United States	China

Kia Jing Tan	48	Chief Financial Officer	N/A	Malaysia	China

Xuejun Xie	55	Vice President, Public Relationship and legal affairs	N/A	China	China

Jianguo Xue	55	Vice President, Sales	N/A	China	China

Chiao-Ling Hsu	52	Chief Operating Officer	N/A	Taiwan	China

Yanhui Ma(1)(2)	61	Director	Class III	United States	United States

Yigong Justin Chen (1)	51	Director	Class I	China	China

Ping Wu (1)(2)	58	Director	Class II	China	China

John Robert Porter	68	Director	Class II	United Kingdom	United Kingdom

(1)	Member of the audit committee

(2)	Member of the compensation committee

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

During 2020, the aggregate cash compensation that we paid to our executive officers as a group was RMB 3.0 million (US$ 0.5 million), which includes bonuses, salaries and other benefits that were earned in 2019 and paid in 2020. We accrued fees to each non-executive director for their services rendered to us starting from October 15, 2018. As of December 31, 2020, we accrued RMB 2.3 million (US$ 0.4 million) for director compensation. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

There were no share-based compensation expenses for the share options during the years from 2018 to 2020. As of December 31, 2019 and 2020, all share options were vested.

On November 22, 2018, the Board of Directors approved to convert 293,059 outstanding and expired options with an exercise price of US$0.4749 into 293,059 shares of restricted stock. All restricted stock subject to this award shall fully vest as of November 22, 2018.

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Company. Twenty-five percent of the awards shall vest on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant’s continuing service of the Company through each vesting date. During 2019 and 2020, 54,167 and 50,001 shares of restricted stock were vested, respectively.

Employment agreements

Service agreement with Dr. Jin Huang

We entered into a service agreement dated August 28, 2007 with Dr. Jin Huang, our Chief Executive Officer. The initial employment term under this service agreement is two years, which will automatically be extended by successive periods of twelve months, unless we or Dr. Huang gives the other party a written notice three months prior to the commencement of the next twelve-month period indicating that the notifying party does not wish to extend the employment term, in which case the employment term will expire at the end of such three-month notice period.

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

Confidential information and invention assignment agreements

We have also entered into a confidential information and invention assignment agreement with each of our executive officers. We require all of our employees to execute the same confidential information and invention assignment agreement or an agreement on substantially similar terms. Under the terms of the agreement, each executive officer has agreed to hold, both during and after such executive officer’s term of employment, in strictest confidence and not to use, except for our benefit, or to disclose to any person, firm or corporation without written authorization, any confidential information. Confidential information does not include any information which has become publicly known and made generally available through no wrongful act of our executive officers. Each executive officer has also agreed during such officer’s term of employment not to improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity unless consented to in writing by such employer, person or entity. In addition, each executive officer has agreed to disclose to us, hold in trust for the sole right and benefit of us and assign to us, all right, title and interest in and to, any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registerable under copyright or similar laws, which such executive officer may solely or jointly conceive, develop or reduce to practice or cause to be conceived, developed or reduced to practice, during the period of employment. Furthermore, each executive officer has agreed to not directly or indirectly solicit, induce, recruit or encourage any employees to leave their employment during the twelve-month period immediately following such executive officer’s termination of employment.

Equity-based compensation plans

2010 Equity Incentive Plan

On June 1, 2010, we adopted the 2010 Equity Incentive Plan, or the “2010 Plan”, which became effective upon the completion of the IPO on August 5, 2010 and terminated automatically 10 years after its adoption.

Amended and Restated 2010 Equity Incentive Plan

On December 21, 2018, we amended and restated the 2010 Plan, which became effective upon the approval of the shareholders at the Annual Meeting of Shareholders on December. The Amended 2010 Plan will continue in effect for 10 years from the date adopted by the Board, unless terminated earlier under section 18 of the Plan.

Share reserve . The maximum aggregate number of our ordinary shares that may be issued under our Amended 2010 Plan is such number of shares as shall be equal to 6,500,000 Class A Ordinary Shares, plus any shares that subject to stock options or similar awards granted under the 2005 Stock Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Stock Plan that are forfeited to or converted by the company, with the maximum number of shares to be added to the Amended 2010 Plan equal to 293,059 Class A Ordinary Shares. In addition, our Amended 2010 Plan provides for increases in the number of shares available for issuance thereunder on the closing day of each future registration before the fiscal years ending December 31, 2020, in the amount equal to 15% of the Class A Ordinary Shares issued in each registration.

Shares issued pursuant to awards under the Amended 2010 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the Amended 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the Amended 2010 Plan. As of December 31, 2020, the Group granted up to 1,905,222 Class A Ordinary Shares of the company to its employees, outside directors and consultants.

Administration . Our board of directors or a committee of our board of directors administers our Amended 2010 Plan. Different committees with respect to different groups of service providers may administer our Amended 2010 Plan. Subject to the provisions of our Amended 2010 Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, the number of shares subject to each such award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration payable upon exercise. The administrator also has the authority to modify or amend awards, to prescribe rules and to construe and interpret the Amended 2010 Plan and to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

Options . The administrator may grant incentive stock option (“ISOs”) or nonstatutory stock option (“NSOs”) under our Amended 2010 Plan. The exercise price of options granted under our Amended 2010 Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed ten years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, the term of an ISO must not exceed five years and the exercise price of such ISO must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

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

Share appreciation rights . Share appreciation rights may be granted under our Amended 2010 Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our Amended 2010 Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted shares . Restricted shares may be granted under our Amended 2010 Plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Recipients of restricted share awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

Restricted share units . Restricted share units may be granted under our Amended 2010 Plan. Each restricted share unit granted is a bookkeeping entry representing an amount equal to the fair market value of an ordinary share. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance units and performance shares . Performance units and performance shares may be granted under our Amended 2010 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability . Unless the administrator provides otherwise, our Amended 2010 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments . In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the Amended 2010 Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Change in control transactions . Our Amended 2010 Plan provides that in the event of our merger or change in control, as defined in the Amended 2010 Plan, each outstanding award will be treated as the administrator determines, except that if the successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for each outstanding award without the prior written consent of the participant, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Term, Amendment and Termination . Our Amended 2010 Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years from the date adopted by the Board, unless terminated earlier under Section 18 of the Plan. Our board of directors has the authority to amend, suspend or terminate the 2010 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

The following table summarizes, as of December 31, 2020, the share options and other equity awards granted to our executive officers under our Amended 2010 Plan or pursuant to other arrangements approved by our board of directors:

Name	Ordinary Shares Underlying Options Granted & Restricted Shares		Date of Grant (original)	Date of Grant (New)	Date of Expiration
Dr. Jin Huang	(1)	*	02/25/10	11/22/18	—

Tan Kia Jing	(1)	*	02/10/09	11/22/18	—
	(1)	*	02/25/10	11/22/18	—
	(1)	*	02/25/11	11/22/18	—

Xuejun Xie	(1)	*	08/04/06	11/22/18	—
	(1)	*	08/26/08	11/22/18	—
	(1)	*	02/25/10	11/22/18	—
	(1)	*	—	05/18/15	—

Jianguo Xue	(1)	*	08/26/08	11/22/18	—
	(1)	*	02/25/10	11/22/18	—
	(1)	*	—	05/18/15	—

Chiao-Ling Hsu	(1)	*	—	05/18/15	—

*	Less than 1% of the outstanding ordinary shares

(1)	Restricted shares

Our non-employee directors have received restricted shares.

C.	Board Practices

As of December 31, 2020, our board of directors consisted of five directors:

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

As of December 31, 2020, we and our subsidiaries had 1,809 full-time employees, and 1,857 part-time employees, respectively. As of December 31, 2020, we had the following numbers of full-time employees by cost nature: 200 in selling and marketing, 472 in general and administrative functions, 56 in research and development, and 1,081 in cost of revenues. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth, as of February 28, 2021, certain information concerning the beneficial ownership of the Class A Ordinary Shares and Class C Ordinary Shares by (i) each shareholder known by the company to own beneficially five percent or more of the outstanding Class A Ordinary Shares and Class C Ordinary Shares; (ii) each director and the nominee for director of the company; (iii) each executive officer of the company; and (iv) all executive officers and directors of the company as a group, and their percentage ownership and voting power.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons named in the following table have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. As of February 28, 2021, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 41,738,925 Class A Ordinary Shares issued and outstanding and the percentage of beneficial ownership for holders of Class C ordinary shares is based on 4,708,415 Class C Ordinary Shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class C ordinary shares are entitled to ten votes per share.

Unless otherwise indicated, the address of such individual is c/o Ambow Education Holding Ltd., 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing 100043, China.

	Shares beneficially owned						Percentage of votes held
Name	Number of Class A ordinary shares	Percentage of Class A ordinary shares (%)	Number of Class C ordinary shares	Percentage of Class C ordinary shares (%)	Number of total ordinary shares	Percentage of total ordinary shares (%)	Based on total Class A ordinary shares (%)	Based on total Class C ordinary shares (%)	Based on total ordinary shares (%)
Directors and Executive Officers
Jin Huang (2)(7)	638,012	1.53%	4,708,415	100%	5,346,427	11.51%	1.53%	100%	53.73%
Kia Jing Tan	-	-	-	-	-	-		-	-
Xuejun Xie	-	-	-	-	-	-	-	-	-
Jianguo Xue	-	-	-	-	-	-	-	-	-
Yigong Justin Chen	-	-	-	-	-	-	-	-	-
Ping Wu (3)	960,383	2.30%	-	-	960,383	2.07%	2.30%	-	1.08%
John Porter	999,205	2.39%	-	-	999,205	2.15%	2.39%	-	1.12%
Ralph Parks	-	-	-	-	-	-	-	-	-
Yanhui Ma	-	-	-	-	-	-	-	-	-
Chiao-Ling Hsu	-	-	-	-	-	-	-	-	-

All executive officers and directors of the company as a group (10 persons)(5)	4,010,965	9.61%	4,708,415	100%	8,719,380	18.77%	9.61%	100%	57.52%

5% and Greater Shareholders
New Summit Global Limited	2,703,475	6.48%	-	-	2,703,475	5.82%	6.48%	-	3.04%
CEIHL Partners (I) Limited (4)	3,420,375	8.19%	-	-	3,420,375	7.36%	8.19%	-	3.85%
CEIHL Partners (II) Limited (4)	11,144,636	26.70%	-	-	11,144,636	23.99%	26.70%	-	12.55%
New Flourish Holdings Limited (6)(7)	1,088,328	2.61%	4,288,415	91.08%	5,376,743	11.58%	2.61%	91.08%	49.51%
Spin-Rich Ltd. (6)(8)	-	-	420,000	8.92%	420,000	0.90%	-	8.92%	4.73%

Note: Shares of executive officers and directors less than 1% of outstanding shares and shares of shareholders less than 5% of outstanding shares were not shown.

(1)	In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares subject to warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.

(2)	Of the 638,012 Class A Ordinary Shares (i) 573,914 of the Class A Ordinary Shares are owned by New Flourish Holdings Limited (“New Flourish”) for the benefit of Dr. Huang and certain officers of the Company, and (ii) 64,098 of the Class A Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares held by New Flourish, but disclaims beneficial ownership over such shares, which are held for the benefit of certain officers of the Company.

(3)	The Class A Ordinary Shares are held by SummitView Investment Fund I, L.P. and Changzhou SummitView Venture Fund, LLP. Mr. Wu disclaims beneficial ownership of all shares held by SummitView Investment Fund I, L.P. and Changzhou SummitView Venture Fund LLP., except to the extent of his pecuniary interest therein. The business address of Mr. Wu is Room 1101, Block E of Poly Plaza, No. 18 Dongfang Road, Shanghai 200120, China. Mr. Wu, individually owns 135,226 Class A Ordinary Shares that have been vested in his capacity as a Board member of the Company.

(4)	Mr. Pan Jianyue is the general partner of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited (collectively “CEIHL”). CEIHL Partners (I) Limited holds 3,420,375 Class A Ordinary Shares and CEIHL Partners (II) Limited holds 11,144,636 Class A Ordinary Shares. As the general partner of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited, Mr. Pan Jianyue has sole voting and dispositive power over the Class A Ordinary Shares held by CEIHL.

(5)	Includes Class A Ordinary Shares and Class C Ordinary Shares held by all of our directors and executive officers as a group.

(6)	Of the 4,708,415 Class C Ordinary Shares (i) 4,288,415 of the Class C Ordinary Shares are owned by New Flourish for the benefit of Dr. Jin Huang, and (ii) 420,000 of the Class C Ordinary Shares are owned by Spin-Rich Ltd. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class C Ordinary Shares held by New Flourish.

(7)

Dr. Jin Huang, as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares and the Class C Ordinary Shares owned by New Flourish. Dr. Huang disclaims beneficial ownership over the Class A Ordinary Shares, which are held for the benefit of certain officers of the company.

(8)	Dr. Jin Huang has sole voting control and investment power over Class C Ordinary Shares owned by Spin-Rich Ltd.

Three shareholders of the VIEs, namely Xuejun Xie, Gang Huang and Jianguo Xue are also beneficial owners of the company. As of February 28, 2021, the aggregated beneficial ownership of the three individuals was less than 2% of the company.

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

 As of February 28, 2021, approximately 46,447,340 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of February 28, 2021, 7,356,270 ADRs, representing 14,712,540 underlying ordinary shares were outstanding. The number of beneficial owners of our ADR in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring and training offices, K-12 schools and career enhancement centers. These contractual arrangements enable us to:

•	Exercise effective control over our VIEs and their respective subsidiaries;

•	Receive a substantial portion of the economic benefits from our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Education Management, Ambow Shengying, BoheLe and Ambow Chuangying to our VIEs and their respective subsidiaries; and

•	Have an exclusive option to purchase all or part of the equity interests in our VIEs, in each case when and to the extent permitted by applicable PRC law.

Our subsidiaries and VIEs’ subsidiaries have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

See “Item 4.C — Information on the Company — Organizational Structure” for a summary of these contractual arrangements.

As of December 31, 2020, we had RMB 3.0 million (US$ 0.5 million) due from certain related party and owed RMB 2.5 million (US$ 0.4 million) to certain related parties. For a list of these transactions we have entered into with and the outstanding balances to and from such related parties for the years ended December 31, 2018, 2019 and 2020, see Note 24 to audited consolidated financial statements. We do not believe that such transactions with the related parties require approval from the government.

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

A.	Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements.”

Legal Proceedings

As of December 31, 2020, we did not have any significant indemnification claims that were probable or reasonably possible.

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

In addition, we previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-168096, as amended) and prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have filed amended Form F-1 (Registration No. 333-220207, as amended) and prospectus. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-168238) to register the ADSs.

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

Interest rate risk . The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in available-for-sale investment, held-to-maturity investments with maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately RMB 1.2 million (US$ 0.2 million) in our interest income for the year ended December 31, 2020.

At December 31, 2019 and 2020, we had RMB nil and RMB 19.6 million (US$3.0 million), respectively, of borrowings outstanding. The interest rates on our borrowings are fixed as defined in respective loan agreements. A hypothetical 10% increase in interest rates in 2020 would have resulted in an increase of approximately RMB 1.0 million (US$ 0.1 million) in our interest expense for 2020.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars and Taiwan dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the PBOC announced it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. From 2010 to 2020, the appreciation of the RMB against the U.S. dollar reached 4.5% in total. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar and Taiwan dollars. To the extent that we need to convert U.S. dollar or Taiwan dollars denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar and Taiwan dollars would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of approximately RMB 6.7 million (US$ 1.0 million) in the value of our U.S. denominated cash and cash equivalents as of December 31, 2020. A hypothetical 10% appreciation of the RMB against the Taiwan dollars would have resulted in a decrease of approximately RMB 0.3 million (US$ 0.05 million) in the value of our TWD denominated cash and cash equivalents as of December 31, 2020.

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Our ADS holders will be required to pay the following service fees to the depositary bank for our ADSs:

Service	Fees
Issuance of ADSs	up to U.S. 5¢ per ADS issued

Cancellation of ADSs	up to U.S. 5¢ per ADS canceled

Distribution of cash dividends or other cash distributions	up to U.S. 5¢ per ADS held

Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	up to U.S. 5¢ per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	up to U.S. 5¢ per ADS held

Depositary Services	up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses incurred by us in respect of our ADR program and investor relations program. For the year ended December 31, 2020, we have received US$ 112,390, net of applicable taxes, from Citibank, the depositary bank for our ADR program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded, as of December 31, 2020, that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2020.

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

Item 16B Code of Ethics

Our Code of Conduct and Ethics, or Code, summarizes the ethical standards and key policies that guide our business conduct and applies to our directors, executive officers and employees. The purpose of the Code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. A copy of our Code is posted on our website at ir.ambow.com.

Item 16C Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP our independent registered public accounting firm for 2019 and 2020. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the years ended December 31,
	2019	2020
	(U.S. dollars in millions)
Audit fees	0.5	0.6

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

Item 18. Financial Statements

The consolidated financial statements of Ambow are included at the end of this annual report.

Item 19. Exhibits

Exhibit No.	Description
1.1	Sixth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on June 4, 2015)
2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit (a) of our F-6 registration statement (File No. 333-168238), initially filed with the Commission on July 21, 2010 (the “F-6 Registration Statement”))
2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of the F-1 Registration Statement)
2.3	Form of Deposit Agreement among the company, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a) of the F-6 Registration Statement)
2.4	Third Amended and Restated Investor Rights Agreement, among the company and the other parties therein (incorporated by reference to Exhibit 4.4 of our registration statement (File No. 333-168096), as amended, initially filed with the Commission on July 14, 2010 (the “F-1 Registration Statement”)
4.1	Form of Indemnification Agreement with the company’s directors and executive officers (incorporated by reference to Exhibit 10.3 of the F-1 Registration Statement)
4.2	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Rongye Education and Technology Co., Ltd., dated September 8, 2015
4.3	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.4	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.5	English Translation of Powers of Attorney, each dated September 8, 2015
4.6	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 8, 2015
4.7	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Zhixin Education and Technology Co., Ltd., dated October 14, 2015
4.8	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
4.9	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
4.10	English Translation of Powers of Attorney, each dated October 14, 2015
4.11	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated October 14, 2015
4.12	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd., dated June 29, 2017 (incorporated by reference to Exhibit 10.52 of the F-1 with filing date at August 28, 2017)
4.13	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.53 of the F-1 with filing date at August 28, 2017)
4.14	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.54 of the F-1 with filing date at August 28, 2017)
4.15	English Translation of Powers of Attorney, each dated June 29, 2017 (incorporated by reference to Exhibit 10.55 of the F-1 with filing date at August 28, 2017)
4.16	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.56 of the F-1 with filing date at August 28, 2017)
4.17	English Translation of Technology Service Agreement between Beijing Ambow Shengying Education and Technology Co., Ltd. and Ambow Sihua Education and Technology Co., Ltd., dated June 29, 2017 (incorporated by reference to Exhibit 10.57 of the F-1 with filing date at August 28, 2017)

4.18	English Translation of Share Pledge Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.58 of the F-1 with filing date at August 28, 2017)
4.19	English Translation of Call Option Agreement by and among Beijing Ambow Shengying Education and Technology Co, Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.59 of the F-1 with filing date at August 28, 2017)
4.20	English Translation of Powers of Attorney, each dated June 29, 2017 (incorporated by reference to Exhibit 10.60 of the F-1 with filing date at August 28, 2017)
4.21	English Translation of Loan Agreement by and among Beijing Ambow Shengying Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated June 29, 2017 (incorporated by reference to Exhibit 10.61 of the F-1 with filing date at August 28, 2017)
4.22	English Translation of Technology Service Agreement between Beijing Ambow Chuangying Education and Technology Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated June 29, 2017 (incorporated by reference to Exhibit 10.62 of the F-1 with filing date at August 28, 2017)
4.23	English Translation of Share Pledge Agreement by and among Beijing Ambow Chuangying Education and Technology Co., Ltd., Xuejun Xie and Jianguo Xue, dated June 29, 2017 (incorporated by reference to Exhibit 10.63 of the F-1 with filing date at August 28, 2017)
4.24	English Translation of Call Option Agreement by and among Beijing Ambow Chuangying Education and Technology Co, Ltd., Xuejun Xie and Jianguo Xue, dated June 29, 2017 (incorporated by reference to Exhibit 10.64 of the F-1 with filing date at August 28, 2017)
4.25	English Translation of Powers of Attorney, each dated June 29, 2017 (incorporated by reference to Exhibit 10.65 of the F-1 with filing date at August 28, 2017)
4.26	English Translation of Loan Agreement by and among Beijing Ambow Chuangying Education and Technology Co., Ltd., Xuejun Xie and Jianguo Xue, dated June 29, 2017 (incorporated by reference to Exhibit 10.66 of the F-1 with filing date at August 28, 2017)
4.27	English Translation of First Technology Service Agreement between Ambow Education Management (Hong Kong) Ltd. and IValley Co., Ltd. dated March 20, 2017 (incorporated by reference to Exhibit 10.67 of the F-1/A with filing date at January 5, 2018)
4.28	English Translation of First Share Pledge Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated March 20, 2017 (incorporated by reference to Exhibit 10.68 of the F-1/A with filing date at January 5, 2018)
4.29	English Translation of First Call Option Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated March 20, 2017 (incorporated by reference to Exhibit 10.69 of the F-1/A with filing date at January 5, 2018)
4.30	English Translation of First Powers of Attorney, each dated March 20, 2017 (incorporated by reference to Exhibit 10.70 of the F-1/A with filing date at January 5, 2018)
4.31	English Translation of First Loan Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated February 10, 2017 (incorporated by reference to Exhibit 10.71 of the F-1/A with filing date at January 5, 2018)

4.32	English Translation of Second Technology Service Agreement between Ambow Education Management (Hong Kong) Ltd. and IValley Co., Ltd. dated November 27, 2017 (incorporated by reference to Exhibit 4.81 of the 20-F with filing date at April 5, 2019)
4.33	English Translation of Second Share Pledge Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated November 27, 2017 (incorporated by reference to Exhibit 4.82 of the 20-F with filing date at April 5, 2019)
4.34	English Translation of Second Call Option Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated November 27, 2017 (incorporated by reference to Exhibit 4.83 of the 20-F with filing date at April 5, 2019)
4.35	English Translation of Second Powers of Attorney, each dated November 27, 2017 (incorporated by reference to Exhibit 4.84 of the 20-F with filing date at April 5, 2019)
4.36	English Translation of Second Loan Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated July 28, 2017 (incorporated by reference to Exhibit 4.85 of the 20-F with filing date at April 5, 2019)
4.37	Amended 2010 plan (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on November 14, 2018)
4.38	English Translation of Termination Agreement Between Beijing Ambow Chuangying Education and Technology Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated June 14, 2020*
4.39	English Translation of Termination Agreement Between Beijing Ambow Chuangying Education and Technology Co., Ltd. , Xuejun Xie and Jianguo Xue, dated June 14, 2020*

4.40	English Translation of Technology Service Agreement between Beijing BoheLe Science and Technology Co., Ltd., and Beijing Ambow Shida Education Technology Co., Ltd., dated June 15, 2020*
4.41	English Translation of Share Pledge Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Xuejun Xie and Jianguo Xue, dated June 15, 2020*
4.42	English Translation of Call Option Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Xuejun Xie and Jianguo Xue, dated June 15, 2020*
4.43	English Translation of Powers of Attorney, each dated June 15, 2020*
4.44	English Translation of Loan Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Xuejun Xie and Jianguo Xue, dated June 15, 2020*
4.45	English Translation of Technology Service Agreement between Beijing BoheLe Science and Technology Co., Ltd. and Beijing Le’An Operational Management Co., Ltd., dated May 25, 2020*
4.46	English Translation of Share Pledge Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Yuan Hao and Yue Liu, dated May 25, 2020*
4.47	English Translation of Call Option Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Yuan Hao and Yue Liu, dated May 25, 2020*
4.48	English Translation of Powers of Attorney, each dated May 25, 2020*
4.49	English Translation of Loan Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Yuan Hao and Yue Liu, dated May 25, 2020*
8.1	List of Subsidiaries and Consolidated Affiliated Entities*
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*

*	Filed with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

	By:	/s/ Jin Huang

Dr. Jin Huang
President and Chief Executive Officer

	By:	/s/ Kia Jing Tan

Kia Jing Tan
Chief Financial Officer

Date: April 8, 2021

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of Ambow Education Holding Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ambow Education Holding Ltd. and Subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operation and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessment on Goodwill and Other Intangible Assets

Critical Audit Matter Description

As described in Note 9 and Note 10 to the consolidated financial statements, the Company performed impairment analysis on the goodwill and intangible assets, and recognized an impairment loss of RMB 35.3 million for goodwill and RMB1.4 million for intangible assets respectively, during the year ended December 31, 2020.

The Company’s impairment analysis involved a high degree of subjectivity, including the projection of future cash flows. The significant assumptions used in calculating projected future cash flows include revenue growth rates, operating margins and discount rate.

Auditing the Company’s impairment analysis was complex due to the significant uncertainty of estimates and judgements in forecasting the future cash flows. Future changes in the estimates and judgments could result in a significantly different estimate of the fair value of the reporting units and the intangible assets, and could result in additional impairment.

How We Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

• testing the completeness, accuracy, and relevance of underlying data used in the future cash flows;

• corroborating the significant assumptions, including revenue growth rates, operating margins and discount rate, based on historical data and future pipeline evidence;

• Involving our internal valuation specialists to assist in evaluating the valuation methodologies and significant assumptions used by the Company in the impairment analysis.

Going Concern Assessment

Critical Audit Matter Description

For the year ended December 31, 2020, the Company had a net loss of RMB 64 million, and as of December 31, 2020, the Company’s consolidated current liabilities exceeded its consolidated current assets by RMB 219 million. Based on the Company’s evaluation on its ability to continue as a going concern, the Company believes that available cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, cash provided by operating activities, together with cash available from the activities mentioned in Note 2 to the consolidated financial statements, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis.

Auditing the Company’s going concern assessment was complex as it involved significant judgment by management when preparing the business plan with projected future cash flows and its ability to access funding included in the going concern assessment, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the relevant audit evidence.

How We Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

• evaluating the Company’s plans that will enable it to manage the payment schedule and reduce operating expenditures if required;

• evaluating the going concern assessment methodology, testing significant assumptions and underlying data used in the projected future cash flows;

• assessing the adequacy of the Company’s going concern disclosures included in Note 2 to the consolidated financial statements.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2013.

Beijing, China
April 8, 2021

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
				Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	4	157,600	118,821	18,210
Restricted cash	4	-	824	126
Short term investments, available for sale	5	57,487	117,854	18,062
Short term investments, held to maturity	5	31,000	45,000	6,897
Accounts receivable, net	6	17,939	20,972	3,214
Amounts due from related parties	24	2,318	3,024	463
Prepaid and other current assets, net	7	133,296	117,634	18,028
Total current assets		399,640	424,129	65,000
Non-current assets:
Property and equipment, net	8	157,463	144,492	22,144
Land use rights, net		1,759	1,715	263
Intangible assets, net	9	56,607	54,808	8,400
Goodwill	10	60,353	25,710	3,940
Deferred tax assets, net	17	10,195	6,338	971
Operating lease right-of-use asset	19	257,361	247,608	37,948
Finance lease right-of-use asset	19	6,450	5,850	897
Other non-current assets, net	11	70,971	139,067	21,313
Total non-current assets		621,159	625,588	95,876

Total assets		1,020,799	1,049,717	160,876

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
				Note 3(a)
LIABILITIES
Current liabilities:
Short-term borrowing (including consolidated VIE amount without recourse to the Company of RMB nil and RMB 10,000 as of December 31, 2019 and 2020, respectively)	12	-	10,000	1,533
Deferred revenue (including consolidated VIE amount without recourse to the Company of RMB 157,663 and RMB 158,735 as of December 31, 2019 and 2020, respectively)		165,111	163,699	25,088
Accounts payable (including consolidated VIE amount without recourse to the Company of RMB 8,686 and RMB 10,682 as of December 31, 2019 and 2020, respectively)		14,718	19,423	2,976
Accrued and other liabilities (including consolidated VIE amount without recourse to the Company of RMB 149,197 and RMB 165,706 as of December 31, 2019 and 2020, respectively)	13	192,957	209,590	32,121
Income taxes payable, current (including consolidated VIE amount without recourse to the Company of RMB 180,472 and RMB 180,070 as of December 31, 2019 and 2020, respectively)		180,715	184,638	28,297
Amounts due to related parties (including consolidated VIE amount without recourse to the Company of RMB 1,971 and RMB 2,543 as of December 31, 2019 and 2020, respectively)	24	1,971	2,543	390
Operating lease liability, current (including consolidated VIE amount without recourse to the Company of RMB 29,341 and RMB 27,962 as of December 31, 2019 and 2020, respectively)	19	53,512	53,702	8,230
Total current liabilities		608,984	643,595	98,635
Non-current liabilities:
Long-term borrowing (including consolidated VIE amount without recourse to the Company of RMB nil and RMB nil as of December 31, 2019 and 2020, respectively)	14	-	9,594	1,470
Other non-current liabilities (including consolidated VIE amount without recourse to the Company of RMB nil and RMB 188 as of December 31, 2019 and 2020, respectively)		-	292	45
Income taxes payable, non-current (including consolidated VIE amount without recourse to the Company of RMB 32,152 and RMB 34,763 as of December 31, 2019 and 2020, respectively)	17	32,152	34,763	5,328
Operating lease liability, non-current (including consolidated VIE amount without recourse to the Company of RMB 88,293 and RMB 74,725 as of December 31, 2019 and 2020, respectively)	19	216,067	220,319	33,765
Total non-current liabilities		248,219	264,968	40,608

Total liabilities		857,203	908,563	139,243

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
				Note 3(a)
Commitments and contingencies	20

EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2019 and 2020)		-	-	-
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 38,858,199 and 41,923,276 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	15	730	794	122
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	15	90	90	14
Additional paid-in capital		3,508,745	3,545,073	543,306
Statutory reserve	22	20,185	4,210	645
Accumulated deficit		(3,371,815)	(3,419,146)	(524,007)
Accumulated other comprehensive income		6,341	12,101	1,855
Total Ambow Education Holding Ltd.’s equity		164,276	143,122	21,935
Non-controlling interests	28	(680)	(1,968)	(302)
Total equity		163,596	141,154	21,633
Total liabilities and equity		1,020,799	1,049,717	160,876

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$

NET REVENUES
- Educational program and services	21	525,134	582,706	525,727	80,571
- Intellectualized operational services	21	6,374	1,203	6,253	958
Total net revenues		531,508	583,909	531,980	81,529
COST OF REVENUES
- Educational program and services	21	(331,939)	(383,635)	(379,571)	(58,172)
- Intellectualized operational services	21	(6,204)	(5,259)	(7,919)	(1,214)
Total cost of revenues		(338,143)	(388,894)	(387,490)	(59,386)

GROSS PROFIT		193,365	195,015	144,490	22,143
OPERATING EXPENSES
Selling and marketing		(43,751)	(55,721)	(52,355)	(8,024)
General and administrative		(132,718)	(194,417)	(174,283)	(26,710)
Research and development		(1,513)	(3,793)	(5,703)	(874)
Impairment loss	9,10	-	(38,754)	(36,699)	(5,624)
Total operating expenses		(177,982)	(292,685)	(269,040)	(41,232)

OPERATING INCOME (LOSS)		15,383	(97,670)	(124,550)	(19,089)

OTHER INCOME (EXPENSE)
Interest income, net	5,12,14	6,652	5,379	9,501	1,456
Foreign exchange gain, net		372	23	980	150
Other income (loss), net		1,447	396	(1,244)	(191)
Gain from derecognition of liabilities	25	15,226	-	3,926	602
Gain on disposal of subsidiaries	26	-	-	752	115
Gain from deregistration of subsidiaries	27	2,858	1,841	3,967	608
Gain on the bargain purchase	23	-	-	40,273	6,172
Gain from fair value change of contingent consideration payable	29	5,444	1,322	-	-
Gain on sale of investment available for sale	5	1,056	1,200	3,476	533

Total other income		33,055	10,161	61,631	9,445

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS		48,438	(87,509)	(62,919)	(9,644)
Income tax expense	17	(3,498)	(12,917)	(1,062)	(163)

NET INCOME (LOSS)		44,940	(100,426)	(63,981)	(9,807)
Less: Net loss attributable to non-controlling interests		(50)	(485)	(1,269)	(194)

NET INCOME (LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.		44,990	(99,941)	(62,712)	(9,613)

NET INCOME (LOSS)		44,940	(100,426)	(63,981)	(9,807)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Foreign translation adjustments		1,304	(2,924)	6,234	955
Unrealized gains on short term investments
Unrealized holding gains arising during period		776	2,046	2,458	377
Less: reclassification adjustment for gains included in net income		651	1,086	2,932	449
Other comprehensive income (loss)		1,429	(1,964)	5,760	883

TOTAL COMPREHENSIVE INCOME (LOSS)		46,369	(102,390)	(58,221)	(8,924)

Net income (loss) per share-basic		1.09	(2.30)	(1.41)	(0.22)

Net income (loss) per share-diluted	18	1.08	(2.30)	(1.41)	(0.22)

Weighted average shares used in calculating basic net income (loss) per share	18	41,342,597	43,505,175	44,372,326	44,372,326
Weighted average shares used in calculating diluted net income (loss) per share	18	41,671,763	43,505,175	44,372,326	44,372,326
Share-based compensation expense included in:
- Selling and marketing		-	-	-	-
- General and administrative		8,121	1,624	947	145
- Research and development		-	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary					Accumulated
		shares		shares		Additional			other	Non-
		(Note 15)		(Note 15)		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018		34,206,939	640	4,708,415	90	3,456,307	20,036	(3,316,715)	6,876	(1,275)	165,959
Share-based compensation	16	-	-	-	-	8,121	-	-	-	-	8,121
Issuance of ordinary shares for restricted stock award	16	409,350	8	-	-	(8)	-	-	-	-	-
Issuance of ordinary shares on IPO	15	4,140,000	80	-	-	45,322	-	-	-	-	45,402
Foreign currency translation adjustment		-	-	-	-	-	-	-	1,304	-	1,304
Appropriation to statutory reserves	22	-	-	-	-	-	113	(113)	-	-	-
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	125	-	125
Buy-outs of non-controlling interests	28	-	-	-	-	(2,619)	-	-	-	(1,885)	(4,504)
Deregistration of subsidiaries		-	-	-	-	-	-	-	-	(46)	(46)
Capital injection from minority shareholders	28	-	-	-	-	-	-	-	-	1,470	1,470
Net income (loss)		-	-	-	-	-	-	44,990	-	(50)	44,940
Balance as of December 31, 2018		38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary					Accumulated
		shares		shares		Additional			other	Non-
		(Note 15)		(Note 15)		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019		38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771
Share-based compensation	16	-	-	-	-	1,624	-	-	-	-	1,624
Issuance of ordinary shares for restricted stock award	16	101,910	2	-	-	(2)	-	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	(2,924)	-	(2,924)
Appropriation to statutory reserves	22	-	-	-	-	-	36	(36)	-	-	-
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	960	-	960
Non-controlling interests from new subsidiaries	28	-	-	-	-	-	-	-	-	1,285	1,285
Deregistration of subsidiaries	27	-	-	-	-	-	-	-	-	306	306
Net loss		-	-	-	-	-	-	(99,941)	-	(485)	(100,426)
Balance as of December 31, 2019		38,858,199	730	4,708,415	90	3,508,745	20,185	(3,371,815)	6,341	(680)	163,596

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary					Accumulated
		shares		shares		Additional			other	Non-
		(Note 15)		(Note 15)		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020		38,858,199	730	4,708,415	90	3,508,745	20,185	(3,371,815)	6,341	(680)	163,596
Share-based compensation	16	-	-	-	-	947	-	-	-	-	947
Issuance of ordinary shares for restricted stock award	16	50,001	1	-	-	(1)	-	-	-	-	-
Issuance of ordinary shares in a registered direct offering	15	3,015,076	63	-	-	35,515	-	-	-	-	35,578
Foreign currency translation adjustment		-	-	-	-	-	-	-	6,234	-	6,234
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	(474)	-	(474)
Deregistration of subsidiaries	27	-	-	-	-	-	(15,473)	15,473	-	(19)	(19)
Disposal of subsidiaries	26	-	-	-	-	(133)	(502)	502	-	-	(133)
Impact on adoption of ASC 326	3	-	-	-	-	-	-	(594)	-	-	(594)
Net loss		-	-	-	-	-	-	(62,712)	-	(1,269)	(63,981)
Balance as of December 31, 2020		41,923,276	794	4,708,415	90	3,545,073	4,210	(3,419,146)	12,101	(1,968)	141,154

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities
Net income/(loss)	44,940	(100,426)	(63,981)	(9,807)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	26,329	26,801	31,565	4,838
Amortization of operating lease right-of-use asset	-	30,559	36,684	5,622
Share-based compensation expense	8,121	1,624	947	145
Bad debt provision	5,645	5,985	8,903	1,364
Foreign exchange gain, net	(372)	(23)	(980)	(150)
Impairment loss	-	38,754	36,699	5,624
Deferred income tax	(2,212)	6,714	(4,853)	(744)
Gain on disposal of subsidiaries	-	-	(752)	(115)
Gain from deregistration of subsidiaries	(2,858)	(1,841)	(3,967)	(608)
Gain from derecognition of liabilities	(15,226)	-	(3,926)	(602)
Disposal loss from property and equipment	105	1,227	474	73
Loss from equity method investment	908	518	155	24
Gain from bargain purchase	-	-	(40,273)	(6,172)
Gain from fair value change of contingent consideration payable	(5,444)	(1,322)	-	-
Changes in operating assets and liabilities:
Accounts receivable	1,762	(3,027)	(3,868)	(593)
Prepaid and other current assets	(6,844)	6,651	12,495	1,915
Amounts due from related parties	(1,105)	(1,213)	(706)	(108)
Other non-current assets	(3,154)	(13,539)	(150)	(23)
Accounts payable	(7,895)	1,135	4,860	745
Accrued and other liabilities	(29,396)	(38,312)	19,772	3,031
Income tax payable	5,153	5,753	2,170	333
Deferred revenue	9,681	13,079	(5,431)	(832)
Amounts due to related parties	(734)	(725)	572	88
Operating lease liabilities	-	12,397	(21,889)	(3,355)
Other non-current liabilities	(1,959)	(979)	292	45
Net cash provided by/(used in) operating activities	25,445	(10,210)	4,812	738
Cash flows from investing activities
Purchase of available-for-sale investments	(222,000)	(219,000)	(345,000)	(52,874)
Proceeds from available-for-sale investments	303,000	210,000	284,000	43,525
Purchase of held-to-maturity investments	(671,000)	(387,000)	(130,000)	(19,923)
Maturity and proceeds from held-to-maturity investments	694,000	426,000	116,000	17,778
Purchase of property and equipment	(8,755)	(8,704)	(2,894)	(444)
Prepayment for leasehold improvement	(9,877)	(8,059)	(7,914)	(1,213)
Purchase of intangible assets	(295)	(156)	(52)	(8)
Purchase of subsidiaries, net of cash acquired	-	-	37,622	5,766
Purchase of other non-current assets	(1,590)	(54,142)	(16,660)	(2,553)
Proceed from disposal of subsidiaries, net of cash balance at disposed entities	(3)	(237)	(15)	(2)
Payment as result of disposal of subsidiaries	(112,000)	(25,532)	-	-

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 3(a)
Collection of loan receivables	-	42,677	-	-
Loan to third party	-	(25,000)	(33,600)	(5,149)
Collection of loan to third party	-	16,000	-	-
Net cash used in investing activities	(28,520)	(33,153)	(98,513)	(15,097)
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of expenses	45,402	-	35,578	5,453
Proceeds from minority shareholder capital injection	1,470	559	-	-
Proceeds from short-term borrowing	-	-	10,000	1,533
Proceeds from long-term borrowing	-	-	9,594	1,470
Repayments of borrowing from third party	-	(41,179)	-	-
Net cash provided by (used in) financing activities	46,872	(40,620)	55,172	8,456

Effects of exchange rate changes on cash, cash equivalents and restricted cash	58	75	574	88

Net change in cash, cash equivalents and restricted cash	43,855	(83,908)	(37,955)	(5,815)
Cash, cash equivalents and restricted cash at beginning of year	197,653	241,508	157,600	24,151

Cash, cash equivalents and restricted cash at end of year	241,508	157,600	119,645	18,336
Supplemental disclosure of cash flow information
Income tax paid	(597)	(449)	(2,657)	(407)
Interest paid	-	-	(134)	(21)
Supplemental disclosure of non-cash investing and financing activities:
Derecognition of assets other than cash of disposed subsidiaries/deregistered subsidiaries	1,607	81	980	150
Derecognition of liabilities of disposed subsidiaries/deregistered subsidiaries, net of recognized amount due to the disposed subsidiaries/deregistered subsidiaries	5,719	958	11,595	1,777
Contingent consideration of purchase of subsidiary	(5,444)	(1,322)	-	-
Negative consideration from a business combination	-	(9,100)	-	-
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	-	150,603	96,099	14,728

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

The Company established Ambow NSAD Inc. on May 8, 2019. Ambow NSAD Inc. is a 100% subsidiary of the Company. On March 6, 2020, Ambow NSAD Inc. acquired 100% of the members’ interest of NewSchool of Architecture and Design, LLC (“NewSchool”). NewSchool is a for-profit institution of higher education based in San Diego, California, with programs in Architecture, Construction management, Product Design, Graphic Design & Interactive Media, and Interior Architecture and Design. Refer to Note 23- Acquisition for further information.

On June 14, 2020, the shareholders of VIE, Beijing Normal University Ambow Education Technology Co., Ltd. (“Ambow Shida”), terminated their share pledge agreements, call options agreements, loan agreements, powers of attorney and exclusive consulting and service agreements with Beijing Ambow Chuangying Education and Technology Co., Ltd. (“Ambow Chuangying”); and entered into such contractual agreements with Beijing BoheLe Science and Technology Co. Ltd. (“Beijing BoheLe”) on June 15, 2020. On May 25, 2020, the individual shareholders of Beijing Le’An Operational Management Co., Ltd. (“Beijing Le’An”) entered into the share pledge agreements, call options agreements, loan agreements, powers of attorney and exclusive consulting and service agreements with Beijing BoheLe. Beijing Le’An became VIE of the Company since then. Through the renewal/establishment of such contractual agreements, the Company through its subsidiaries, continued to control the operation decisions of the VIEs. Therefore, the accounts and operations of the VIEs and their subsidiaries remain unchanged in the Group’s consolidated financial statements.

On October 5, 2020, the Company completed the issuance of 1,507,538 ADSs, at a purchase price of $3.98 per ADS, in a registered direct offering. Each ADS represents two Class A ordinary shares of the Company.

In 2020, the Company also established a series of new subsidiaries and branch companies, and completed disposal and deregistration procedures of certain subsidiaries and branch companies in China. Refer to Note 1 (c) – Major Subsidiaries and VIEs for further information.

b.	Nature of operations

The Group is a leading provider of educational and career enhancement services in the People’s Republic of China (“PRC”) and U.S. The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates. The Group also offers intellectualized operational services for schools and corporate clients to optimizing their teaching and operating environment.

c.	Major subsidiaries and VIEs

As of December 31, 2020, the Company’s major subsidiaries and VIEs include the following entities:

Name	Date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of ownership %	Principal activity
Subsidiaries

Ambow Education Management (Hong Kong) Ltd.	November 9, 2009	Hong Kong	100%	Investment Holding

Ambow Chuangying	January 18, 2008	PRC	100%	Investment Holding

Ambow Shengying	October 13, 2008	PRC	100%	Investment Holding

Beijing BoheLe	April 30, 2020	PRC	100%	Investment Holding

Ambow Education Inc.	July 5, 2016	United States	100%	Investment Holding

Ambow BSC Inc.	February 14, 2017	United States	100%	Investment Holding

Bay State College Inc.	November 20, 2017	United States	100%	CP&CE Programs

Ambow NSAD Inc.	May 8, 2019	United States	100%	Investment Holding

NewSchool	March 6, 2020	United States	100%	CP&CE Programs

Name	Date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of ownership %	Principal activity
Variable interest entities and subsidiaries of VIEs

Ambow Shida	July 30, 2004	PRC	100%	Investment Holding

Shanghai Ambow	May 16, 2006	PRC	100%	Investment Holding

Ambow Sihua	April 17, 2007	PRC	100%	Investment Holding

Ambow Rongye Education and Technology Co., Ltd. (“Ambow Rongye”)	September 8, 2015	PRC	100%	Investment Holding

Ambow Zhixin Education and Technology Co., Ltd. (“Ambow Zhixin”)	October 14, 2015	PRC	100%	Investment Holding

IValley	March 13, 2017	Taiwan	100%	Investment Holding

Beijing Le’An	January 17, 2020	PRC	100%	Operational Services to K-12 School

Jinan Wangrong Investment Consulting Co., Ltd.	May 21,2010	PRC	100%	CP&CE Programs

Chongqing XiaTe Technology Development Co., Ltd. (“Chongqing XT Career Enhancement”)	January 13, 2011	PRC	100%	CP&CE Programs

Beijing Genesis Education Group (“Genesis Career Enhancement”)	May 1, 2011	PRC	100%	CP&CE Programs

Beijing Ambow Dacheng Education and Technology Co., Ltd.	December 2, 2013	PRC	100%	CP&CE Programs

GTE (Shanghai) Education Training Co., Ltd. (“GTE Shanghai”)	April 27, 2016	PRC	100%	CP&CE Programs

GTE (Beijing) Education Training School Co., Ltd. (“GTE Beijing”)	February 12, 2020	PRC	100%	CP&CE Programs

IValley Beijing	September 15, 2017	PRC	100%	CP&CE Programs

Beijing Century Zhisheng Education Technology Co., Ltd	July 26, 2007	PRC	100%	CP&CE Programs

Changsha Jingcai Education Technology Co., Ltd.	February 1, 2019	PRC	100%	Investment Holding

Beijing Zhong’an Ambow Culture Technology Co., Ltd. (“ZhongAn Ambow”)	May 1, 2019	PRC	51%	CP&CE Programs

Name	Date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of ownership %	Principal activity
Schools of VIEs

Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”)	June 18, 1999	PRC	100%	K-12 School

Shenyang Universe High School (“Shenyang K-12”)	December 8, 2003	PRC	100%	K-12 School

Shuyang Galaxy School (“Shuyang K-12”)	November 1, 2008	PRC	100%	K-12 School

Zhenjiang Ambow Education Training Center	June 15, 2009	PRC	100%	CP&CE Programs

Changsha FR Jingcai Xiuye Tutoring School Co., Ltd.	October 18, 2018	PRC	100%	CP&CE Programs

Changsha YL Jingcai Xiuye Tutoring School Co., Ltd.	January 29, 2019	PRC	100%	CP&CE Programs

Changsha YH Jingcai Xiuye Tutoring School Co., Ltd.	July 24, 2019	PRC	100%	CP&CE Programs

Changsha KF Jingcai Xiuye Tutoring School Co., Ltd.	December 11, 2020	PRC	100%	CP&CE Programs

Changsha WC Xiuye Tutoring School Co., Ltd.	February 1, 2019	PRC	100%	CP&CE Programs

Changsha FR Xiuye Tutoring School Co., Ltd.	February 1, 2019	PRC	100%	CP&CE Programs

Changsha TX Xiuye Tutoring School Co., Ltd.	December 3, 2019	PRC	100%	CP&CE Programs

Lanzhou Anning Ambow English Training School	May 16, 2011	PRC	100%	CP&CE Programs

Lanzhou Chengguan Ambow English Training School	March 5, 2012	PRC	100%	CP&CE Programs

Lanzhou Ambow Extracurricular Training School Co., Ltd.	November 7, 2018	PRC	100%	CP&CE Programs

Beijing Haidian Ambow Xinganxian Training School (“Beijing Xinganxian”)	March 28, 2005	PRC	100%	CP&CE Programs

Beijing Huairou Xinganxian Training School	March 10, 2011	PRC	100%	CP&CE Programs

Shandong Shichuang Software Training School	September 22, 2009	PRC	100%	CP&CE Programs

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

Through the contractual agreements described above, the following companies: Ambow Shida, Ambow Shanghai, Ambow Sihua, Beijing Le’An, Ambow Rongye, Ambow Zhixin and IValley are considered to be VIEs in accordance with US GAAP for the following reasons:

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

The Company’s operations depend on the VIEs and their respective shareholders to honor their contractual agreements with the Company. All of these agreements between the Company and Ambow Shida, Ambow Shanghai, Ambow Sihua, Beijing Le’An, Ambow Rongye and Ambow Zhixin are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Agreements between the Company and IValley are governed by Taiwan laws and regulations and provide for the resolution of disputes through arbitration in the Taipei. The management believes that the VIE agreements are in compliance with PRC and Taiwan laws and are legally enforceable.

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

In addition, if the Company is unable to maintain effective control over its VIEs, the Company would not be able to continue to consolidate the Group’s VIEs’ financial results with its financial results. The Company’s ability to conduct its education business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate Ambow Shanghai, Ambow Shida, Ambow Sihua, Beijing Le’An, Ambow Rongye, Ambow Zhixin and IValley, their respective schools and subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over these entities and their respective schools and subsidiaries and their shareholders, and it may lose the ability to receive economic benefits from these respective entities, schools and subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the subsidiaries or the VIEs, and believes that the risk of losing the ability to maintain effective control over its VIEs is remote.

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

Financial information of the VIEs and their subsidiaries/schools:

The combined financial information of the Group’s VIEs and, as applicable, subsidiaries/schools of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Total assets	684,384	653,657
Total liabilities	647,775	665,374

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenue	447,834	503,221	411,805
Net income (loss)	66,185	(45,739)	(44,603)

The following table sets forth cash and cash equivalents in RMB held by the Group’s VIEs and non-VIE in PRC as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
VIEs in PRC	86,304	60,044
Non-VIEs in PRC	52,115	4,207
Total	138,419	64,251

2. GOING CONCERN

Liquidity and Capital Resources

As of December 31, 2020, the Group’s consolidated current liabilities exceeded its consolidated current assets by RMB 219,466. With certain non-cash payment adjustments excluded from the current liabilities, the gap between the current liabilities and current assets has been significantly reduced. The Group’s consolidated net assets were amounting to RMB 141,154 as of December 31, 2020. There are no liquidity concerns noted in the next 12 months.

The Group’s principal sources of liquidity have been cash provided by operating activities. The Group had net cash provided by operating activities of RMB 4,812 and RMB 25,445 for the years ended December 31, 2020 and 2018 respectively, and net cash used in operating activities of RMB 10,210 for the year of 2019. The cash inflow in 2020 was mainly attributable to the tuition and fees collected at K-12 schools for the fall semester of the 2020-2021 academic year, and less cash expenditures in operating activities to mitigate the impact of COVID-19. As of December 31, 2020, the Group had RMB 118,821 in unrestricted cash and cash equivalents, RMB 117,854 in short term investments, available for sale, and RMB 45,000 in short term investments, held to maturity.

The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage cost and operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

From the beginning of 2020, in response to the global spread of COVID-19, businesses and schools in China have been suspended since the end of January 2020 as part of quarantine measures to contain the pandemic. Our K-12 schools, tutoring centers and training offices in China have been closed since then. As China eradicated the pandemic within months, our K-12 schools have gradually returned to operation from May 2020, and all of our tutoring centers and training offices went into full business operation from August 2020. Bay State College and NewSchool in U.S. have moved all courses online, including certain classes in a hybrid model (online and on campus together), in response to social distancing needs and precautionary measures. Yet the pandemic continues to be fluid and uncertain, making it difficult to forecast the final impact it could have on our future operations. The pandemic may adversely affect our liquidity resources, including but not limited to delayed collection of tuition and fees.

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

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.5250, representing the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Restricted cash includes the cash frozen during ongoing arbitrations.

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

The Group adopted ASC 326 Financial Instruments – Credit Losses using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit from January 1, 2020 and interim periods therein. Management used an expected credit loss model for the impairment of trading receivables as of period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance, when receivable are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

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

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. A gain on a bargain purchase is recognized and measured as the excess of the fair values of the acquired identifiable net assets exceeded the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition. The contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability, and it is subsequently remeasured at fair value at each reporting date with changes in fair value reflected in earnings.

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

Business combinations occurred during the years ended December 31, 2019 and 2020 are disclosed in Note 23-Acquisition. There was no business combination occurred during the year ended December 31, 2018.

l.	Intangible assets

Intangible assets represent brand, software, trade name, student population, corporative agreement, customer relationship, license, trademark, workforce, non-compete agreement and accreditation. The software was initially recorded at historic acquisition costs or cost directly incurred to develop the software during the application development stage that can provide future benefits, and amortized on a straight-line basis over estimated useful lives.

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The Group reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (Refer to Note 9-Intangible Assets for further information):

Software	2 years to 10 years
Student populations	1.8 years to 15 years
Trade names	Indefinite
Brand	Indefinite
Others	1.3 years to 10 years

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

The Group performed impairment testing of indefinite-lived intangible assets in accordance with ASC 350, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing qualitative assessment. When these events occur, the Group estimates the fair value of these trade names and brand with the Relief from Royalty method (“RFR”), which is one of the income approaches. RFR method is generally applied for assets that frequently licensed in exchange for royalty payments. As the owner of the asset is relieved from paying such royalties to a third party for using the asset, economic benefit is reflected by notional royalty savings. An impairment loss is recognized for any excess in the carrying value over the fair value of trade names and brand.

m.	Segments

The Group evaluates a reporting unit by first identifying its operating segments, and then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meets the definition of a business, the Group evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Group determines if the segments are economically similar and, if so, the operating segments are aggregated. The Group has two reportable segments including K-12 schools and CP& CE Programs. For further details, refer to Note 21-Segment Information.

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

The Group derecognizes a liability only if it has been extinguished. A liability has been extinguished if either the Group pays the creditor and is relieved of its obligation for the liability, or the Group is legally released from the liability judicially or by the creditor. In 2018 and 2020, the Group derecognized liabilities with long aging over certain years and no claim of debts have been received by the Group, and liability whose creditors have ceased to exist legally. Refer to Note 25-Gain from Derecognition of Liabilities for detail.

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

To achieve that principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Group has two reportable segments: 1) K-12 schools, 2) CP&CE Programs. K-12 schools provide K-12 full curriculums educational services to pre-school children, primary and secondary students in China. CP&CE Programs offer tutoring services to pre-school children, primary and secondary students, provide vocational education services to undergraduate students in partner colleges, provide boarding and accommodation services to partner colleges or corporate customers, provide short term outward bound and in-house training services to corporate clients, and provide intellectualized operational services to corporate clients, colleges and universities. Bay State College and NewSchool in U.S. under CP&CE Programs offer career-focused post-secondary educational services to undergraduate students in U.S.

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

For individual customers including pre-school children, primary and secondary students and undergraduate students, the Group satisfies performance obligations to students over time, and recognizes revenue according to tutoring hours or school days consumed in each month of a semester. For vocational education services, outbound and in-house training services, and boarding and accommodation services to college and corporate customers, the Group satisfies performance obligations to customers over time, and recognizes revenue according to the number of months within the academic year, or training days consumed in each month, or boarding service days within each month. For intellectualized operational service to corporate clients, the Group satisfies performance obligations to customers over time, use the cost-based input method to depict its performance in transferring control of services promised to the clients. Such input measure is determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion. For performance obligation of warranty, the change of control would be transferred to the customer over time. Accordingly, the Group recognizes revenue using a straight line method within the whole warranty period.

 Disaggregation of revenues

The following table illustrates the disaggregation of revenue by operating segments for the years of 2018, 2019 and 2020:

(RMB in thousands)	K-12 Schools	CP&CE Programs	Consolidated
	RMB	RMB	RMB
Net Revenues in 2018	277,790	253,718	531,508
Net Revenues in 2019	313,747	270,162	583,909
Net Revenues in 2020	291,539	240,441	531,980

Contract Balances

The transferred control of promised services to customers result in the Group’s unconditional rights and conditional consideration receivable on passage of time. Accordingly, as of December 31, 2019 and 2020, the Group has no other contract assets except for Accounts Receivable, in RMB 17,939 and RMB 20,972, respectively. Please refer to Note 6-Accounts Receivable, Net for detail.

Contract liabilities represent the Group has received consideration but has not satisfied the related performance obligations. The tuition and service fees received in advance are the Group’s contract liabilities and presented in deferred revenue in the consolidated balance sheets. The revenue recognized during the years 2019 and 2020 that was previously included in the deferred revenue balances as of December 31, 2018 and December 31, 2019 was RMB 124,250 and RMB 165,111, respectively.

The following table provides the deferred revenue balances by segments as of December 31, 2019 and 2020.

	As of December 31,
	2019	2020
	RMB	RMB
K-12 Schools	96,301	126,564
CP&CE Programs	68,810	37,135
Total	165,111	163,699

r.	Cost of revenues

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

The Group adopted ASC 842 Leases as of January 1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. Therefore, the Group has not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before January 1, 2019. The Group elected the package of practical expedients permitted under the transition guidance within the new standard, which among others things (i) allowed the Group to carry forward the historical lease classification; (ii) did not require the Group to reassess whether any expired or existing contracts are or contain leases; (iii) did not require the Group to reassess initial direct costs for any existing leases.

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

The Group expenses advertising costs as incurred. Total advertising expenses were RMB 8,450, RMB 10,664 and RMB 7,474 for the years ended December 31, 2018, 2019 and 2020, respectively, and have been included as part of selling and marketing expenses.

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

Financial instruments include cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, accounts receivable, accounts payable and short-term borrowings. The carrying values of the financial instruments approximate their fair values due to their short-term maturities.

y.	Net income (loss) per share

Basic earnings per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the vest of restricted shares. Ordinary equivalent shares are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive. Ordinary equivalent shares are also excluded from the calculation in loss periods, as their effects would be anti-dilutive.

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

Deferred tax liabilities and assets are classified as noncurrent and presented with a netted off amount in the consolidated balance sheets as of December 31, 2019 and 2020, respectively.

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

The Group grants restricted stock to its employees and directors. The Group measures the cost of employee services received at the grant-date using the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. The Group records stock-based compensation expense on a straight-line basis over the requisite service period, generally ranging from one year to four years.

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

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is 2022 fiscal year for the Company, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the one mentioned above, have no material impact on the Company’s consolidated results of operations or financial position.

4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cash and cash equivalents	211,436	157,600	118,821
Restricted cash	30,072	-	824
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	241,508	157,600	119,645

5. SHORT TERM INVESTMENTS

Short term investments consist of held-to-maturity investments and available-for-sale investments.

Held to maturity investments

Held-to-maturity investments consist of various fixed-income financial products purchased from Chinese commercial banks, which are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products are forty-two days, with annual interest rate ranging from 3.25% to 3.30% and matured and fully collected with principal and interest as of the date of this report. They are classified as short term investments on the consolidated balance sheets as its contractual maturity dates are less than one year. The repayments of principal of the financial products are not guaranteed by the Chinese commercial banks from which the fixed income financial products were purchased. Historically, the Company has received the principal and the interest in full upon maturity of these investments.

While these fixed-income financial products are not publicly traded, the Company estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. No OTTI loss was recognized for the year ended December 31, 2020.

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

Available-for-sale securities are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The aging of all the available-for-sale investments were less than 12 months as of December 31, 2020. No OTTI loss was recognized for the year ended December 31, 2020.

The amortized cost, gross unrealized gain in accumulated other comprehensive income, and estimated fair value of investments as of December 31, 2019 and 2020, are reflected in the tables below:

	As of December 31, 2019
	Amortized Cost	Gross unrealized gain in accumulated other comprehensive income	Estimated Fair value
	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	31,000	-	31,000

Available-for-sale investments
Adjustable-rate financial products	56,000	1,487	57,487

	As of December 31, 2020
	Amortized Cost	Gross unrealized gain in accumulated other comprehensive income	Estimated Fair value
	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	45,000	-	45,000

Available-for-sale investments
Adjustable-rate financial products	117,000	854	117,854

Interest income recognized on held-to-maturity investments for years ended December 31, 2018, 2019 and 2020 were as follows:

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Interest income recognized on held-to-maturity investments	5,836	1,904	548	81

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable	20,932	27,219
Less: Allowance for doubtful accounts	(2,993)	(6,247)
Accounts receivable, net	17,939	20,972

Allowance for doubtful accounts:

	As of December 31,
	2019	2020
	RMB	RMB
Balance at beginning of year	(3,535)	(2,993)
Addition	(3,220)	(7,857)
Written off	3,762	4,603
Balance at end of year	(2,993)	(6,247)

7. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid and other current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Amount due from Xihua Group (Note i)	49,800	49,800
Receivable from Zhenjiang operating rights (Note ii)	35,000	35,000
Prepaid input value-added tax	4,682	4,069
Due from former owners	2,848	-
Staff advances	6,591	3,723
Rental deposits	5,404	2,826
Prepayments to suppliers	13,080	9,209
Loan to third party (Note iii)	9,000	-
Subsidy receivable (Note iv)	-	4,567
Others (Note v)	11,230	8,510
Total before allowance for doubtful accounts	137,635	117,704
Less: allowance for doubtful accounts	(4,339)	(70)
Total	133,296	117,634

Allowance for doubtful accounts:

	As of December 31,
	2019	2020
	RMB	RMB
Balance at beginning of year	(9,654)	(4,339)
Addition (Note vi)	(2,765)	(1,046)
Written off (Note vi)	8,080	5,315
Balance at end of year	(4,339)	(70)

(Note i) A payable balance amounted to RMB 49,800 was recorded by a subsidiary prior to its acquisition by the Group, and such payable was indemnified by Xihua Investment Group (“Xihua Group). No provision was made for the indemnity. The indemnity balance was still outstanding as of the date of issuance of the financial statements.

(Note ii) The balance represented the prepaid operating rights to the Zhenjiang Foreign Language School and Zhenjiang International School. The Group started a negotiation of returning the operating right back to the original owner Zhenjiang Education Investment Center in the third quarter of 2011. As a result, the prepaid operating rights have been reclassified as receivable since then. As of December 31, 2019 and 2020, the payable balance to Zhenjiang Foreign Language School amounted to RMB 36,770 and RMB 36,770, respectively (see Note 13-Accrued and Other Liabilities); therefore, no provision was made. As of the date of issuance of the financial statements, the negotiation was still in progress.

(Note iii) In December 2019, Ambow Shengying entered into a loan agreement with Beijing Dongyuanzhongheng Investment Management Co., Ltd. (“Dongyuan”). As of December 31, 2019, the outstanding principal was RMB 9,000 with annual interest rate 5%. The loan agreement did not require collateral or pledge on the loan. On April 8, 2020, the Group entered into an equity transfer intention agreement with Dongyuan to agree that the outstanding loan and interest due would be turned into part of consideration for the Group to acquire a no-less-than 51% equity interest of Hebi Ambow Ruiheng Education Technology Co., Ltd. (“Hebi School”) depending on both parties further agreement. No allowance upon such loan was provided in the year of 2019. The loan was reclassified to the other non-current asset as of December 31, 2020. Refer to Note 11-Other Non-Current Assets, Net for further information.

(Note iv) On March 6, 2020, Ambow NSAD Inc. acquired 100% of the outstanding membership interest of NewSchool. As part of the acquisition, a subsidy was provided by the seller for each of the four years after the acquisition for the loss of certain online business of NewSchool after the change of ownership. Refer to Note 23-Acquisition for further background information.

(Note v) Others mainly included inventory, prepaid education supplies, prepaid outsourcing service fee, and other miscellaneous items with trivial amounts.

(Note vi) Addition of allowance during the years of 2019 and 2020 was mainly provided against third parties due to the remote recoverability. Certain provisions were written off after all collection efforts being exhausted and the potentials for recovery was remote.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Buildings	128,282	128,659
Motor vehicles	4,464	4,147
Office and computer equipment	63,685	59,372
Leasehold improvements	83,251	89,667
Sub-total	279,682	281,845
Less: accumulated depreciation	(122,219)	(137,353)
Total	157,463	144,492

For the years ended December 31, 2018, 2019 and 2020, depreciation expenses were RMB 19,973, RMB 18,481 and RMB 24,477, respectively, which were recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses.

The Group has not obtained the building ownership certificates for certain buildings with a total net carrying value of approximately RMB 30,689 and RMB 31,764 as of December 31, 2020 and 2019, respectively. In July 2020, the Group mortgaged its office property in Beijing, China to obtain a line of credit from Bank of Huaxia. Refer to Note 12 Short-Term Borrowing for further information.

9. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Gross carrying amount
Trade names	43,878	47,068
Brand	5,920	4,534
Student populations	39,817	39,817
Software	37,024	31,371
Others	16,203	12,206
	142,842	134,996
Less: accumulated amortization
Trade names	-	-
Brand	-	-
Student populations	(39,288)	(39,711)
Software	(34,945)	(29,206)
Others	(12,002)	(11,271)
	(86,235)	(80,188)
Intangible assets, net
Trade names	43,878	47,068
Brand	5,920	4,534
Student populations	529	106
Software	2,079	2,165
Others	4,201	935
	56,607	54,808

Intangible assets – others include customer relationships, cooperative agreements, non-compete agreements, trademark, workforce, license and accreditation. For the years ended December 31, 2018, 2019 and 2020, the Group performed impairment test on the trade name and brand, and recognized impairment loss of RMB nil, RMB 5,030 and RMB 1,386, respectively.

Amortization expenses for intangible assets amounted to RMB 4,651, RMB 6,042 and RMB 5,599 for the years ended December 31, 2018, 2019 and 2020, respectively, of which RMB 1,393, RMB 3,063 and RMB 3,696 are included in cost of sales and the remaining are included in general and administrative expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the future annual periods are as follows:

Amount
RMB
2021	1,181
2022	382
2023	351
2024	329
2025	329
Thereafter	634
Total	3,206

10. GOODWILL

The changes in the carrying amount of goodwill by reporting unit for the years ended December 31, 2019 and 2020 were as follows:

	K-12	CP&CE
	Schools	Programs	Consolidated
	RMB	RMB	RMB
Balance as of December 31, 2018	25,710	47,456	73,166
Goodwill recognized during the year (Note 23 (1))	-	20,911	20,911
Goodwill impairment (Note i)	-	(33,724)	(33,724)
Balance as of December 31, 2019	25,710	34,643	60,353
Goodwill recognized during the year	-	960	960
Goodwill disposed during the year	-	(290)	(290)
Goodwill impairment (Note i)	-	(35,313)	(35,313)
Balance as of December 31, 2020	25,710	-	25,710

(Note i) In 2020, the Group elected to start with the quantitative impairment test for goodwill. The management determined that the Income Approach, specifically the Discounted Cash Flow (“DCF”) method, is appropriate. For CP&CE Programs, some business units have kept downward trends in business performance and operating results, and the management decided to suspend some non-performing business units in order to solidify the operational base and enhance future growth prospects. As a result, lower projection of cash flows was used for these business units. For the rest of entities, the management would continue to maintain business, develop new programs and service portfolios and organize resources in a more effective way. For K-12 segment, the management decided to use a flat and conservative growth rate. Other key assumptions besides cash flow projections included discount rates in the range from 15% to 16% and terminal growth rate of 3%.

11. OTHER NON-CURRENT ASSETS, NET

Other non-current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Prepaid long-term deposit and loans to lock-up an equity interest investment (Note i)	42,212	89,929
Long-term receivables from Jinghan Taihe (Note ii & Note 23)	10,773	13,723
Long-term restricted cash (Note iii)	6,587	19,373
Long-term lease deposits	5,290	3,603
Equity method investments	1,895	1,740
Long-term subsidy receivable (Note 7(iv) & Note 23)	-	6,577
Others	4,214	4,122
Total	70,971	139,067

(Note i) In April 2019, Ambow Shida entered into an agreement to lock-up a no-less-than 51% equity interest of Hebi School held by Dongyuan for six years, starting from May 1, 2019 till April 30, 2025. Hebi School is a for-profit K-12 school located in Hebi, Henan Province in China, and under campus construction from July 2019. It will provide elementary, junior and senior high school full curriculum services once put into use. Ambow Shida paid RMB 40,000 to Dongyuan as a deposit in April 2019 according to the agreement. As agreed by both parties, if Ambow Shida and Dongyuan reached for agreement to transfer the equity interest of Hebi School at any time during the six years, the deposit in RMB 40,000 plus 10% annual interest accrued would not be returned but as part of the consideration for the transfer; or, Dongyuan will return the deposit to Ambow Shida with 10% annual interest within seven days upon the termination of the Agreement. Ambow Shida recognized RMB 40,000 as the principal and RMB 5,758 as interest receivable of the lock-up deposit as of December 31, 2020.

Ambow Shengying also entered into a series of loan agreements with Dongyuan in 2019 and 2020 with 5% annual interest rate. The total outstanding principles and interest receivable were RMB 42,600 and RMB 1,571 as of December 31, 2020, respectively. All loan agreements were without any requirements for collateral or pledge on the loans.

On April 8, 2020, the Group entered into an equity transfer intention agreement with Dongyuan to agree that the outstanding loans and interest due would be turned into part of consideration for the Group to acquire a no-less-than 51% equity interest of Hebi School depending on both parties further agreement. No allowance upon such deposit loans and interest receivable was provided in the year of 2020.

(Note ii) As of December 31, 2020, the Group recognized long-term receivables due from Jinghan Taihe of RMB 13,723, including the present value of long-term receivable related to the acquisition of tutoring centers previously owned by Jinghan Taihe and accrued management fee income from Jinghan Taihe. The interest income recognized in the Group’s consolidated income statement for the years ended December 31, 2020 and 2019 were RMB 1,925 and RMB 958, respectively. Due to the termination of operation of Jinghan Tutoring Centers, the Group is negotiating with Jinghan Taihe on settlement of the outstanding receivables and payables as of the date of this report. Refer to Note 13 (ii)-Accrued and Other Liabilities and Note 23-Acquisition for further information.

(Note iii) It includes cash in collateral bank accounts for the issuance of letters of credit in U.S. and cash in special deposit accounts required by the Education Commission to prevent abusive use of educational funds in China.

12. SHORT-TERM BORROWING

The following table sets forth the loan agreement of short-term borrowing from bank:

Date	Borrower	Lender	Amount (RMB)	Annual Interest Rate	Repayment Due Date
September 1, 2020	Ambow Shida	Huaxia Bank	10,000	4.35%	September 1, 2021

In July 2020, the Group mortgaged its office property in Beijing, China with the carry amount of RMB 65,078 to obtain a line of credit in RMB 30,000 from Bank of Huaxia with one-year term from July 1, 2020 to July 1, 2021. The mortgage shall be terminated once all borrowings were repaid and mortgage cancellation registration procedures were completed. On September 1, 2020, the Group received a loan from Huaxia Bank in the amount of RMB 10,000 with maturity date on September 1, 2021 and bearing interest at 4.35% per annum for working capital purpose.

13. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Business tax, VAT and others	42,469	31,719
Payable balance with indemnity by Xihua Group (Note 7(i))	49,800	49,800
Payable to Zhenjiang Foreign Language School (Note 7(ii))	36,770	36,770
Accrued payroll and welfare	32,189	27,982
Payable to Jinghan Taihe (Note ii & Note 23)	-	25,441
Payable for purchase of equipment and services	5,782	9,995
Receipt in advance	11,636	4,535
Amounts due to students	6,231	9,198
Lawsuit penalty payable	2,592	2,731
Consideration payable (Note i)	-	7,067
Others	5,488	4,352
Total	192,957	209,590

(Note i) On March 6, 2020, Ambow NSAD Inc. acquired 100% of the outstanding membership interest of NewSchool. As part of the acquisition, a cash consideration was payable to the seller on or before December 31, 2021. Refer to Note 23-Acquisition for further background information.

(Note ii) Due to the termination of operation of Jinghan Tutoring Centers in 2020, the Group reclassified deferred revenue of those tutoring centers to other liabilities in RMB 25,441 as of December 31, 2020. The Group is negotiating with Jinghan Taihe on settlement of the outstanding receivables and payables as of the date of this report. Refer to Note 11 (ii)-Other Non-Current Assets, Net and Note 23-Acquisition for further information.

14. LONG-TERM BORROWING

The following table sets forth the loan agreement of long-term borrowing from bank:

Date	Borrower	Lender	Amount (RMB)	Original Amount (US$)	Annual Interest Rate	Repayment Due Date
May 1, 2020	Bay State College	Small Business Administration (“SBA”)	9,594	1,470	1.00%	May 2, 2022

On May 1, 2020, Bay State College obtained a PPP loan under the CARES Act from the SBA through Bank of America in US$1,470, with maturity date on May 2, 2022. Bay State College accrued interest expense of the loan using a fixed rate of 1%. Bay State College is applying for the forgiveness of the PPP loan as of the date of this report.

15. ORDINARY SHARES

The addition of ordinary shares during the years ended December 31, 2019 and 2020 came from the vest of restricted shares and a registered public offering in October 2020 respectively. Refer to Note 16-Share Based Compensation - Restricted Stock Award for further information on the vest of restricted shares.

On October 5, 2020, the Company completed the issuance of 1,507,538 ADSs (representing 3,015,076 Class A Ordinary Shares), at a purchase price of $3.98 per ADS, in a registered direct offering. The net proceeds from the offering, after deducting the placement agent fees and other offering expenses, was approximately RMB 35,515 (US$ 5,210).

 16. SHARE BASED COMPENSATION

Amended and Restated 2010 Equity Incentive Plan

On June 1, 2010, the Group adopted the 2010 Equity Incentive Plan, or the “2010 Plan”, which became effective upon the completion of the IPO on August 5, 2010 and terminated automatically 10 years after its adoption. On December 21, 2018, the Group amended and restated the 2010 Plan, or the “Amended and Restated 2010 Plan”, which became effective upon the approval from the Board of Directors and shareholders. The plan will continue in effect for 10 years from the date adopted by the Board, unless terminated earlier under section 18 of the plan.

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

A summary of the share option activity as of December 31, 2018, 2019 and 2020 is as follows:

	Year ended December 31, 2018				Year ended December 31, 2019				Year ended December 31, 2020
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		RMB		RMB		RMB		RMB		RMB		RMB
Outstanding at beginning of year	253,816	3.09	1.86	1,186	-	-	-	-	-	-	-	-
Granted	-	-	-	-	-	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-	-	-	-	-	-
Forfeited or expired	-	-	-	-	-	-	-	-	-	-	-	-
Converted	(253,816)	3.09	-	-	-	-	-	-	-	-	-	-
Outstanding at end of year	-	-	-	-	-	-	-	-	-	-	-	-
Exercisable at end of year	-	-	-	-	-	-	-	-	-	-	-	-
Expected to be vested	-	-	-	-	-	-	-	-	-	-	-	-

Management of the Group is responsible for determining the fair value of options granted and have considered a number of factors when making this determination, including valuations. The Group has not granted options during the years of 2018, 2019 and 2020. As of December 31, 2019 and 2020, all share options were vested and previously expensed. There were no share-based compensation expenses for the share options during the years from 2019 to 2020.

 Restricted stock awards

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards vested on the one-year anniversary of the grant date, and the remainder vested in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. In 2019 and 2020, 47,743 and nil shares of restricted stock were vested respectively, with 47,743 and nil of the vested shares separately issued to the board members. As of December 31, 2020, these awards of restricted stock were fully vested.

On November 22, 2018, the Board of Directors approved to convert 293,059 outstanding and expired options with an exercise price of US$0.4749 into 293,059 shares of restricted stock. All restricted stock subject to this award fully vested as of November 22, 2018.

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Company. Twenty-five percent of the awards vested on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service of the Company through each vesting date. In 2019 and 2020, 54,167 and 50,001 shares of restricted stock were vested respectively.

A summary of the restricted stock awards as of December 31, 2019 and 2020 is as follows:

	Year ended December 31, 2019
	Shares	Grant-date fair value	Weighted Average Remaining Contractual Term
		RMB
Unvested at beginning of year	273,319	19.31	3.01
Granted	-	-	-
Vested	(101,910)	20.20	-
Forfeited or expired	-	-	-
Unvested at end of year	171,409	19.16	2.55
Shares vested but not issued at end of year	19,935	21.78	-

	Year ended December 31, 2020
	Shares	Grant-date fair value	Weighted Average Remaining Contractual Term
		RMB
Unvested at beginning of year	171,409	19.16	2.55
Granted	-	-	-
Vested	(50,001)	17.62	-
Forfeited or expired	-	-	-
Unvested at end of year	121,408	18.10	1.57
Shares vested but not issued at end of year	19,935	20.42	-

The Company recorded share-based compensation expenses of RMB 8,121, RMB 1,624 and RMB 947 in general and administrative expense for the restricted stock awards for the years ended December 31, 2018, 2019 and 2020, respectively, and the unrecognized share-based compensation expenses were amounting to RMB 2,720 and RMB 1,666 as of December 31, 2019 and 2020, respectively.

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

As of December 31, 2019 and 2020, the payable balances for VAT were RMB 10,645 and RMB 2,176 respectively.

b.	Business tax

In PRC, business taxes used to be imposed by the government on the revenues arising from the provision of taxable services including but not limited to education in the years before 2016. The business tax rates for the Group’s subsidiaries and consolidated variable interest entities ranged from 3% to 5%. Business tax was then replaced by the VAT from 2016 and thereafter.

As of December 31, 2019 and 2020, the payable balances for business tax were RMB 18,456 and RMB 17,456, respectively.

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

Hong Kong

Only one of the Company’s subsidiaries incorporated in Hong Kong is subject to a profit tax rate of 8.25% for the first HK$ 2,000 of assessable profits. Profits exceeding HK$ 2,000 and other subsidiaries in Hong Kong are subject to profit tax at a rate of 16.5%.

Taiwan

Entity incorporated in Taiwan is subject to Taiwan profit tax at a rate of 17%.

PRC and US

Significant components of the provision for income taxes on earnings for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current:
PRC	5,709	6,198	3,641
U.S.	-	5	2,274
Deferred:
PRC	(2,594)	6,156	1,065
U.S.	383	558	(5,918)
Provision for income tax expenses	3,498	12,917	1,062

 Corporate entities

The PRC Enterprise Income Tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. EIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises.

EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of PRC. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company satisfies the criteria of beneficial owner as set out in Circular Guoshuihan [2009] No. 601. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a circular which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the EIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to EIT Law and EIT Implementing Regulations, a tax resident enterprise is an entity incorporated in the PRC, or incorporated outside the PRC but its “place of effective management” is in the PRC. The Company assessed and concluded that it does not satisfy the definition of a tax resident enterprise. The Company has further determined that its FIEs in PRC will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIEs in PRC for the years ended December 31, 2018, 2019 and 2020.

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

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31
	2019	2020
	RMB	RMB
Deferred tax asset:
Accrued expense	4,332	5,241
Allowance for doubtful accounts	39,051	37,470
Tax loss carried forward	229,545	275,914
Deferred advertising expense	221	222
Impairment of long-lived tangible assets	357	357
Discount on long-term receivables from Jinghan Taihe	8,660	8,930
Total deferred tax assets	282,166	328,134
Valuation allowance	(249,626)	(297,689)
Deferred tax assets, net of valuation allowance	32,540	30,445

Deferred tax liabilities:
- Unrecognized valuation surplus and deficit - acquisition	81,125	81,125
- Unrecognized valuation surplus and deficit - decrease due to amortization and impairment	(61,516)	(62,759)
- Unrealized profit of short-term investments	428	235
- Accelerated fixed assets depreciation	2,308	2,119
- Unrealized gain on acquisition	-	3,387
Total deferred tax liabilities	22,345	24,107
Deferred tax assets, net of valuation allowance and deferred tax liabilities	10,195	6,338

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

The following represents the amounts and expiration dates of operating loss carried forwards for tax purpose:

Amount
RMB
2021	11,016
2022	9,995
2023	12,127
2024	13,995
2025 and thereafter	812,594
Total	859,727

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year	403,485	278,437	249,626
Allowance made during the year	7,315	96,336	66,346
Decrease due to disposal/deregistration of subsidiaries	(23,595)	(65,639)	(2,408)
Reversals	(108,768)	(59,508)	(15,875)
Balance at end of the year	278,437	249,626	297,689

Reconciliation between total income tax expense and the amount computed by applying the PRC statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2018	2019	2020
	%	%	%
PRC statutory income tax rate	25%	25%	25%
Impact of different tax rates in other jurisdictions	(2)%	(8)%	(1)%
Tax effect of preferential tax rate for small enterprises	0%	(5)%	5%
Tax effect of non-deductible expenses	9%	(2)%	29%
Tax effect of non-taxable income	(9)%	2%	19%
Tax effect of tax-exempt entities	0%	17%	(20)%
Tax effect of deemed profit	(2)%	0%	0%
Tax effect of short term investment	3%	0%	0%
Deferred tax effect of tax rate change	0%	(35)%	47%
Changes in valuation allowance	(16)%	(9)%	(106)%
Effective tax rate	8%	(15)%	(2)%

d.	Uncertain tax positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	24,619	26,246	32,152
The amount of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(259)	(242)	(69)
Additions for tax position of current year	2,301	6,148	3,231
Decrease due to disposal of subsidiaries (Note 26)	-	-	(551)
Decrease due to deregistration of subsidiary	(415)	-	-
Unrecognized tax benefits, end of year	26,246	32,152	34,763

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC Topic 740, and the balance is presented as non-current liability in the consolidated financial statements since December 31, 2020 due to the fact that the Group does not anticipate payments of cash within one year.

The Group recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. The Group has a liability for accrued interest of RMB nil as of December 31, 2019 and 2020, respectively.

However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. As of December 31, 2018, 2019 and 2020, there are RMB 26,246, RMB 32,152 and RMB 34,763 unrecognized tax benefits that if recognized would affect the annual effective tax rate. The Group does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2020.

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

18. NET INCOME/LOSS PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Numerator for basic and diluted income (loss) per share	44,990	(99,941)	(62,712)
Denominator:
Denominator for basic income (loss) per share weighted average ordinary shares outstanding	41,342,597	43,505,175	44,372,326
Denominator for diluted income (loss) per share weighted average ordinary shares outstanding	41,671,763	43,505,175	44,372,326

Basic income (loss) per share	1.09	(2.30)	(1.41)
Diluted income (loss) per share	1.08	(2.30)	(1.41)

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the year. 329,166 restricted shares were included in the calculation of diluted income per share for the year of 2018.

19. LEASES

The Group has operating leases for classrooms, dormitories, corporate offices and certain equipment; and finance lease for a teaching building used by Shenyang K-12 School. For the finance lease, all lease payments have been paid to the landlord from the commencement date of the lease.

The components of lease expense were as follows:

	Years ended December 31,
	2019	2020
	RMB	RMB
Operating and short-term lease expense	49,079	58,723

Finance lease expense	600	600

Supplemental cash flow information related to leases was as follows:

	Years ended December 31,
	2019	2020
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	43,684	44,548
Operating cash flows from finance lease	-	-

Supplemental balance sheet information related to leases was as follows:

	Years ended December 31,
	2019	2020
Weighted-average Remaining Lease Term
Operating leases	7.87 Years	7.41 Years
Finance lease	10.67 Years	9.67 Years
Weighted-average Discount Rate
Operating leases	4.57%	4.51%

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2020.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of December 31, 2020.

As of December 31, 2020, maturities of lease liabilities were as follows:

Amount
RMB

2021	55,934
2022	48,348
2023	43,605
2024	42,672
2025	42,307
Thereafter	101,040
Total lease payments	333,906
Less: interest	(59,885)
Total	274,021
Less: current portion	(53,702)
Non-current portion	220,319

As of December 31, 2020, the Group had no material operating or finance leases that had not yet commenced.

Sublease

The Group subleases dormitories and offices to third parties under operating leases. Sublease income are recorded as a reduction of lease expense in the consolidated statements of operations.

For the years ended December 31, 2018, 2019 and 2020, gross sublease income of the Group was RMB 4,131, RMB 3,064 and RMB 1,199, respectively.

20. CONTINGENCIES

As of December 31, 2020, the Company did not have any significant indemnification claims that were probable or reasonably possible.

21. SEGMENT INFORMATION

The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

The Group’s chief operating decision maker (“CODM”) has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Group. The Group has two reportable segments: 1) K-12 schools, 2) CP&CE Programs. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues, cost of revenues, gross profit, operating expenses, other income (expense), income (loss) before income tax and non-controlling interests and total assets as follows.

For the year ended December 31, 2018

(RMB in thousands)	K-12 Schools	CP&CE Programs	Consolidated
	RMB	RMB	RMB
Net Revenues	277,790	253,718	531,508
Cost of revenues	(178,645)	(159,498)	(338,143)
GROSS PROFIT	99,145	94,220	193,365

OPERATING EXPENSES
Selling and marketing	(1,286)	(36,951)	(38,237)
General and administrative	(46,041)	(48,444)	(94,485)
Research and development	-	(487)	(487)
Unallocated corporate expenses	-	-	(44,773)
Total operating expenses	(47,327)	(85,882)	(177,982)

OPERATING INCOME	51,818	8,338	15,383

OTHER INCOME
Interest income	3,859	266	4,125
Foreign exchange gain, net	-	38	38
Other income, net	3,404	5,076	8,480
Gain from derecognition of liabilities	-	4,254	4,254
Gain from deregistration of subsidiaries	-	2,858	2,858
Gain on sale of investment available for sale	512	-	512
Unallocated corporate other income	-	-	12,788
Total other income	7,775	12,492	33,055

INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	59,593	20,830	48,438

Segment assets	373,671	352,009	725,680
Unallocated corporate assets	-	-	184,539
TOTAL ASSETS	373,671	352,009	910,219

For the year ended December 31, 2019

(RMB in thousands)	K-12 Schools	CP&CE Programs	Consolidated
	RMB	RMB	RMB
Net Revenues	313,747	270,162	583,909
Cost of revenues	(197,064)	(191,830)	(388,894)
GROSS PROFIT	116,683	78,332	195,015

OPERATING EXPENSES
Selling and marketing	(1,361)	(47,763)	(49,124)
General and administrative	(44,271)	(87,220)	(131,491)
Research and development	-	(245)	(245)
Impairment loss	-	(38,754)	(38,754)
Unallocated corporate expenses	-	-	(73,071)
Total operating expenses	(45,632)	(173,982)	(292,685)

OPERATING INCOME (LOSS)	71,051	(95,650)	(97,670)

OTHER INCOME
Interest income	1,412	1,150	2,562
Foreign exchange gain, net	-	25	25
Other (loss) income, net	(82)	2,950	2,868
Gain from deregistration of subsidiaries	-	562	562
Gain on sale of investment available for sale	1,043	-	1,043
Unallocated corporate other income	-	-	3,101
Total other income	2,373	4,687	10,161

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	73,424	(90,963)	(87,509)

Segment assets	345,427	466,162	811,589
Unallocated corporate assets	-	-	209,210
TOTAL ASSETS	345,427	466,162	1,020,799

For the year ended December 31, 2020

(RMB in thousands)	K-12 Schools	CP&CE Programs	Consolidated
	RMB	RMB	RMB
Net Revenues	291,539	240,441	531,980
Cost of revenues	(188,628)	(198,862)	(387,490)
GROSS PROFIT	102,911	41,579	144,490

OPERATING EXPENSES
Selling and marketing	(1,471)	(46,533)	(48,004)
General and administrative	(44,288)	(78,995)	(123,283)
Research and development	(41)	(1,245)	(1,286)
Impairment loss	-	(36,699)	(36,699)
Unallocated corporate expenses	-	-	(59,768)
Total operating expenses	(45,800)	(163,472)	(269,040)

OPERATING INCOME (LOSS)	57,111	(121,893)	(124,550)

OTHER INCOME
Interest income	660	2,987	3,647
Foreign exchange gain, net	-	33	33
Other (loss) income, net	(105)	(3,440)	(3,545)
Gain from derecognition of liabilities	-	4,073	4,073
Loss from deregistration of subsidiaries	-	(22)	(22)
Gain on disposal of subsidiaries	-	752	752
Gain on the bargain purchase	-	40,273	40,273
Gain on sale of investment available for sale	2,988	-	2,988
Unallocated corporate other income	-	-	13,432
Total other income	3,543	44,656	61,631

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	60,654	(77,237)	(62,919)

Segment assets	407,157	448,256	855,413
Unallocated corporate assets	-	-	194,304
TOTAL ASSETS	407,157	448,256	1,049,717

The following table summarizes the net revenues and long-lived assets for the years ended and as of December 31, 2018, 2019 and 2020 by geographic areas.

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net Revenues
PRC	447,809	503,180	411,805
U.S.	83,699	80,729	120,175
Total	531,508	583,909	531,980

Long-lived Assets
PRC	315,539	371,847	300,623
U.S.	17,776	168,146	179,560
Total	333,315	539,993	480,183

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

22. PRC CONTRIBUTION AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contributions. The total contributions for such employee benefits were RMB 37,594, RMB 44,456 and RMB 29,910 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

The following table presents the Group’s appropriations to the general reserve fund, statutory surplus reserve and education development reserve as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
General and statutory surplus reserve	17,348	1,438
Education development reserve	2,837	2,772
Total	20,185	4,210

23. ACQUISITION

Acquisition completed in 2019:

(1)	Ten Tutoring Centers controlled by Beijing Xinganxian

In February 2019, Beijing Xinganxian entered into an agreement with Beijing Jinghan Taihe Education Technology Co., Ltd. (“Jinghan Taihe”) to operate its ten branch companies located in Beijing for ten years from March 1, 2019 to February 28, 2029. Such ten branch companies operate ten centers to provide after school tutoring services to primary and secondary students (“Jinghan Tutoring Centers”). According to the Company’s assessment, starting from April 1, 2019 (“the acquisition date”), Beijing Xinganxian had the right to determine all business activities and to receive the expected residual return, also had the obligation to absorb expected loss of ten branch companies. Therefore, Beijing Xinganxian obtained substantial controls over the ten branch companies from April 1, 2019. Beijing Xinganxian also has the sole discretion to renew the agreement for another ten years.

The Company applied the acquisition method under ASC 805 Business Combinations regarding the consolidation of the ten branch companies. Pursuant to the agreement, on February 28, 2029, Jinghan Taihe shall pay to Beijing Xinganxian all of the: (i) RMB 27,871 which is the balances of deferred revenue of the ten branch companies as of the acquisition date; (ii) the rental, payroll and welfare payables related to the contracts entered into by Jinghan Taihe as of and after the acquisition date that is going to be paid by Beijing Xinganxian, the estimated amount is RMB 14,342 as of acquisition date. Purchase price of this arrangement is negative consideration, which include: the present value of item (i) and (ii) above in the amount of RMB 5,878 and RMB 3,222, respectively. The present values and interests growing along with passage of time were recorded under the other non-current assets. Refer to Note 11 (ii)-Other Non-Current Assets, Net for further information.

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

With the outbreak of COVID-19 from early 2020, all tutoring centers in Beijing have been closed till August 2020. The management closed four Jinghan Tutoring Centers with low profitability in the second quarter of 2020. Based on negative forecast of remaining tutoring centers, Beijing Xinganxian reached an agreement with Beijing Jinghan Taihe to terminate to operate the remaining tutoring centers by Beijing Xinganxian from August 25, 2020 and thereafter. The Group recognized full impairment loss of the goodwill in RMB 20,911 in the year of 2020. The Group is negotiating with Jinghan Taihe on settlement of the outstanding receivables and payables recognized under such arrangement as of the date of this report.

Acquisition completed in 2020:

(1)	NewSchool

On March 6, 2020, Ambow NSAD Inc. acquired 100% of the outstanding membership interests of NewSchool, a higher education institution based in San Diego, California offering Bachelor and Master of Architecture programs in Architecture, Construction Management, Product Design, Graphic Design & Interactive Media, and Interior Architecture and Design.

Management of the Group is responsible for determining the fair value of consideration transferred, assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from an independent appraiser.

The purchase price of RMB 7,510 (US$ 1,083) was cash consideration and payable to the seller on or before December 31, 2021.

The assets acquired from NewSchool include a subsidy provided by the seller for four years after the acquisition for the loss of certain online business of NewSchool after the change of ownership. The fair value of subsidy receivable was discounted by future subsidy payments during the four-year period. The purchase price is less than the fair value of the net assets acquired from NewSchool. As a result, the Group recorded a gain on bargain purchase in connection with this transaction. Refer to Note 7 (iv)-Prepaid and Other Current Assets, Net for current portion of the subsidy receivable in RMB 4,567 and Note 11-Other Non-Current Assets, Net for the non-current portion of the subsidy receivable in RMB 6,577 as of December 31, 2020.

The Group used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:

(a)	Property and equipment was valued using the cost approach;
(b)	Tradename was valued using the relief from royalty method, which represents the benefits of owning the intangible asset rather than paying royalties for its use;
(c)	Accreditation was valued using the multi-period excess earning method approach;
(d)	All other current assets and current liabilities carrying value approximated fair value at the time of acquisition.

Acquisition-related costs incurred for the acquisitions have been expensed as incurred in general and administrative expense.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as of the acquisition date as follows:

	RMB	Amortization Period (in years)
Cash and cash equivalents	23,755
Restricted cash	13,867
Accounts receivable	2,370
Prepaid and other current assets	7,310
Property and equipment	1,468
Intangible assets:
Software	1,879
Tradename	3,190	Indefinite
Accreditation	693	10
Operating lease right-of-use asset	83,680
Other non-current assets	11,919
Total assets	150,131
Accounts payable	(44)
Accrued and other liabilities	(4,275)
Income tax payable, current	(4,887)
Deferred tax liabilities	(9,419)
Operating lease liability	(83,723)
Total liabilities	(102,348)
Gain on bargain purchase	(40,273)
Total purchase price	7,510

For the purposes of presenting operating segments, NewSchool is classified in the CP&CE Programs.

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2018, 2019 and 2020, respectively, as if the acquisition of NewSchool had been completed on January 1, 2018. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
	Unaudited	Unaudited	Unaudited
Pro forma net revenues	629,862	673,941	551,101
Pro forma net income/(loss)	44,947	(94,767)	(60,143)

 24. RELATED PARTY TRANSACTIONS

a.	Transactions

The Group entered into the following transactions with related parties:

	Years ended December 31,
Transactions	2018	2019	2020
	RMB	RMB	RMB
Balance netting off with Shandong Shichuang Software Engineering Co., Ltd., an entity controlled by Executive Principal of Ambow Research Center	(1,013)	(572)	572
Service purchased from Jinan QCY Intelligent Technology Co., Ltd., an entity significantly influenced by a member of management team of the Company	-	-	(3,401)
Service provided to Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Company	950	950	-
Service purchased from Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Company	(461)	-	(785)
Service purchased from URSUS Information Technology (Beijing) Company Limited, an entity significantly influenced by a member of management team of the Company	(428)	(873)	-
Service purchased from Beijing HJRT Technology Co, Ltd, an entity significantly influenced by a member of management team of the Company	-	-	(264)

b.	The Group had the following balances with related parties:

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
Relationship	2019	2020	2019	2020
	RMB	RMB	RMB	RMB
Shandong Shichuang Software Engineering Co., Ltd., an entity controlled by Executive Principal of Ambow Research Center	-	-	1,845	2,417
Jinan QCY Intelligent Technology Co., Ltd., an entity significantly influenced by a member of management team of the Company	-	774	-	-
Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Company	2,028	1,961	126	126
URSUS Information Technology (Beijing) Company Limited, an entity significantly influenced by a member of management team of the Company	202	201	-	-
Beijing HJRT Technology Co., Ltd., an entity significantly influenced by a member of management team of the Company	88	88	-	-
	2,318	3,024	1,971	2,543

25. GAIN FROM DERECOGNITION OF LIABILITIES

In 2018, to improve payable management and internal controls, the Company reviewed the possibility to pay and aging of payables of its subsidiaries and schools on a quarterly basis. As a result, the Company derecognized payables to Suzhou Wenjian Venture Investment Management Consulting Co., Ltd. (“Suzhou Wenjian”) in amount of RMB 9,150 since Suzhou Wenjian was closed in 2018 and did not claimed and pursued the debt before its closure. The Company also derecognized payables to other creditors in a collective amount of RMB 6,076 as those payables were all with long aging over three to seven years and no claim of debts have been received by the Company as of December 31, 2018, which led to expiration of statute of limitation of those payables. The Company derecognized payables in RMB 3,926 with expired statute of limitation in the year of 2020. The Company believes the possibilities to pay are remote and write-off those accrued expenses in 2018 and 2020, respectively.

26. DISPOSAL OF SUBSIDIARIES

In the year ended December 31, 2020, the Company sold 100% of its equity interest in several subsidiaries with minimal business operations to third parties. The disposals were not a strategic shift of the business and would not have a major impact on Ambow’s business, therefore the disposals did not qualify as discontinued operations. The Company recognized gain from the disposal of those subsidiaries in a collective amount of RMB 752 in the year ended December 31, 2020  .

27. GAIN FROM DEREGISTRATION OF SUBSIDIARIES

In 2019 and 2020, the Company closed several subsidiaries and schools through the deregistration procedures of local governmental and corporate service institutions. Those subsidiaries and schools had no business operations and were in accumulated deficit for years. As a result, the Company recognized gain from deregistration of those subsidiaries and schools in a collective amount of RMB 1,841 and RMB 3,967 in the years ended December 31, 2019 and 2020, respectively.

28. NON-CONTROLLING INTERESTS

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

In 2019, the Group obtained 51% ownership of ZhongAn Ambow and recognized related non-controlling interest of 49% collectively amounting to RMB 1,285. In December 2019, the Group closed Shanghai Tongguo Education Technology Co., Ltd. and derecognized a non-controlling interest of 40% collectively amounting to RMB 306.

In 2020, the Group closed Beijing Zhong An Handa Technology Consulting Co., Ltd. and derecognized a non-controlling interest of 49% in RMB (19).

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

As of December 31, 2020 and 2019 information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis were as follows:

	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2020
Assets:
Short term investments, available for sale	117,854	117,854	-	-

	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2019
Assets:
Short term investments, available for sale	57,487	57,487	-	-

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of intangible assets on a recurring basis in 2019 and 2020, which utilize significant unobservable internally-developed inputs:

	Fair value	Valuation techniques	Unobservable inputs	Range of discount rates
Intangible assets in 2019	158,870	Relief-from-royalty method	Royalty rate Discount rate Terminal growth rate	1%-5% 14.8%-16% 3%
Intangible assets in 2020	177,814	Relief-from-royalty method	Royalty rate Discount rate Terminal growth rate	1%-7% 14.8%-16% 3%

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of contingent consideration payable on a recurring basis in 2019 and 2020, which utilize significant unobservable internally-developed inputs:

	Fair value	Valuation techniques	Unobservable inputs	Discount rates
Contingent consideration payable in 2019	-	Discounted cash flow method	Discount rate	14.8%
Contingent consideration payable in 2020	-	Discounted cash flow method	Discount rate	14.8%

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

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2018, 2019 and 2020.

No single supplier represented 10% or more of the Group’s total costs of sales for the years ended December 31, 2018, 2019 and 2020.

A summary of the debtors who accounted for 10% or more of the Group’s consolidated accounts receivable, prepaid and other current assets and other non-current assets was as follows:

	As of December 31,
	2019		2020
Debtors	RMB	%	RMB	%
Accounts receivable
Company A	2,089	12%	3,145	15%
Prepaid and other current assets
Company B	49,800	37%	49,800	42%
Company C	35,000	26%	35,000	30%
Other non-current assets
Company D	42,211	59%	89,929	65%
Company E	10,773	15%	13,723	10%

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

31. SUBSEQUENT EVENTS

The Company has not identified any events with a material financial impact on the Group’s consolidated financial statements.

32. ADDITIONAL INFORMATION - CONDENSED FINANCIAL STATEMENTS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC VIEs and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of certain percentages of the after-tax income or the increase in net assets for the year (as determined under accounting principles generally accepted in the PRC) should be set aside at each year end as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC VIEs and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIEs, were RMB 601,547 and RMB 517,713 as of December 31, 2019 and 2020, respectively.

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

As of December 31, 2019 and 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	652	226	35
Amounts due from related parties	273,715	249,057	38,170
Prepaid expenses and other current assets	2,349	211	32
Total current assets	276,716	249,494	38,237

Non-current assets:
Investment in subsidiaries	-	-	-
Other non-current assets, net	-	544	83
Total non-current assets	-	544	83

Total assets	276,716	250,038	38,320

LIABILITIES
Current liabilities:
Amounts due to related parties	85,358	94,510	14,484
Accrued and other liabilities	27,082	12,406	1,901
Total current liabilities	112,440	106,916	16,385

Non-current liabilities:
Total non-current liabilities	-	-	-

Total liabilities	112,440	106,916	16,385

SHAREHOLDERS’ EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2019 and 2020)	-	-	-
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 38,858,199 and 41,923,276 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	730	794	122
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	90	90	14
Additional paid-in capital	3,508,745	3,545,073	543,306
Accumulated deficit	(3,351,630)	(3,414,936)	(523,362)
Accumulated other comprehensive income	6,341	12,101	1,855
Total shareholders’ equity	164,276	143,122	21,935

Total liabilities and shareholders’ equity	276,716	250,038	38,320

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Statements of Operations

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 3(a)
NET REVENUES
- Educational program and services	-	-	-	-
- Intellectualized operational services	-	-	-	-
Cost of revenues
- Educational program and services	-	-	-	-
- Intellectualized operational services	-	-	-	-
GROSS LOSS	-	-	-	-
Operating expenses:
Selling and marketing	-	-	-	-
General and administrative	(1,097)	(12,380)	(7,841)	(1,202)
Research and development	-	-	-	-
Total operating expenses	(1,097)	(12,380)	(7,841)	(1,202)

OPERATING LOSS	(1,097)	(12,380)	(7,841)	(1,202)
Share of income (loss) from subsidiaries	44,864	(159,282)	(55,362)	(8,486)
OTHER EXPENSE
Interest income (expense), net	117	(267)	-	-
Other income, net	1,106	71,988	491	75
Income tax	-	-	-	-
NET INCOME (LOSS)	44,990	(99,941)	(62,712)	(9,613)

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial Information of Parent Company

Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities	(86)	57,044	(14,319)	(2,193)
Cash flows from investing activities	(2,619)	-	(133)	(20)
Cash flows from financing activities	7,476	(61,485)	14,026	2,150
Effects of exchange rate changes on cash and cash equivalents	-	-	-	-
Net change in cash and cash equivalents	4,771	(4,441)	(426)	(63)
Cash, cash equivalents and restricted cash at beginning of year	323	5,094	653	98
Cash, cash equivalents and restricted cash at end of year	5,094	653	227	35

Supplemental disclosure of cash flow information

Supplemental disclosure of non-cash investing and financing activities