Form 20-F/A
period 2020-12-31
Ambow Education Holding Ltd.
filed 2021-04-15
CIK 1494558

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
100043
People’s Republic of China
Telephone: +86 (10) 6206-8000
Facsimile: +86 (10) 6206-8100

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value $0.003 per share) Class A Ordinary Shares, par value $0.003 per share*	AMBO	NYSE American LLC NYSE American LLC

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

☐ Yes ☒ No

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2020 originally filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2021 (the “2020 Form 20-F”) is being filed solely to include Exhibit 23.1 Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm, as this consent was inadvertently omitted in the 2020 Form 20-F. The inclusion of this consent is the only change to the 2020 Form 20-F.

This Amendment No. 1 speaks as of the filing date of the 2020 Form 20-Fon April 8, 2021. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in the 2020 Form 20-F, or reflect any events that have occurred after the 2020 Form 20-F was originally filed.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to annual report on Form 20-F for the fiscal year ended December 31, 2020 on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

By:	/s/ Jin Huang
Dr. Jin Huang
President and Chief Executive Officer

By:	/s/ Kia Jing Tan
Kia Jing Tan
Chief Financial Officer

Date: April 15, 2021