Form 20-F
period 2021-12-31
Ambow Education Holding Ltd.
filed 2022-05-02
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

None (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by this report.

41,973,276 Class A Ordinary Shares and 4,708,415 Class C Ordinary Shares, par value $0.003 per share, as of December 31, 2021

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐ Yes ☒ No

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

☐ Yes ☒ No

CONVENTIONS THAT APPLY IN THIS ANNUAL REPORT ON FORM 20-F

Except where the context requires otherwise and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each of which represents two Class A Ordinary Shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs.
●	“Ambow” refers to Ambow Education Holding Ltd., a Cayman Island company; “we”, “us”, “our company”, “the company”, ”the Group”, “our” or similar terms refer to Ambow Education Holding Ltd., its consolidated subsidiaries and its VIEs unless the context otherwise indicate;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Hong Kong, Macau and Taiwan.
●	“GaoKao” refers to university entrance exams administered in China.
●	“IPO” refers to the initial public offering of our ADSs.
●	“RMB” or “Renminbi” refers to the legal currency of China.
●	“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.
●	“VIEs” refers to our variable interest entities, which are certain domestic PRC companies in which we do not have direct or controlling equity interests but through contractual arrangements (“VIE Agreements”) whose historical financial results have been consolidated in our financial statements in accordance with U.S. GAAP, including Shanghai Ambow Education Information Consulting Co., Ltd (“Shanghai Ambow”), Ambow Rongye Education and Technology Co., Ltd. (“Ambow Rongye”), Ambow Sihua Intelligent Technology Co., Ltd. (“Ambow Sihua”), Beijing Ambow Zhixin Education and Technology Co., Ltd. (“Ambow Zhixin”), Beijing OOOK Education and Technology Co., Ltd. (“Beijing OOOK”), Beijing Ambow Shida Education Technology Co., Ltd. (“Ambow Shida”), Beijing Le’an Operational Management Co., Ltd. (“Beijing Le’an”), Beijing JFR Education & Technology Co., Ltd. (“Beijing JFR”), Jinan LYZX Business Management Co., Ltd. (“Jinan LYZX”) and subsidiaries and schools they hold respectively, each a PRC company; and IValley Co., Ltd. (“IValley”), a Taiwanese company, and subsidiaries it hold respectively.
●	“ZhongKao” refers to senior high school entrance exams administered in China.
●	“$”, “US$” or “U.S. dollars” refers to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “likely”, “will”, “would”, “could”, and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

●	Anticipated trends and challenges in our business and the markets in which we operate;
●	Our ability to anticipate market needs or develop new or enhanced services and products to meet those needs;
●	Our ability to compete in our industry and innovation by our competitors;
●	Our ability to protect our confidential information and intellectual property rights;
●	Risks associated with opening new learning centers and other strategic plans;
●	Our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;
●	The impact on our business and results of operations arising from the defects in our real properties;
●	Our ability to create and maintain our positive brand awareness and brand loyalty;
●	Our ability to manage growth;
●	Risks associated with school closures and reduced enrollment due to the Covid-19 pandemic; and
●	Economic and business conditions in China.

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

Summary of Risks

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

●	PRC education industry is currently subject to evolving regulatory and policy changes. Uncertainties with respect to the PRC legal system, especially the education related laws and regulations, could have a material adverse effect on us.
●	If we are not able to continue to attract students to enroll in our programs, our net revenues may decline and we may not be able to maintain profitability.
●	We face significant competition in each major program we offer and each geographic market in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.
●	NYSE may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
●	We may not be able to successfully integrate businesses that we acquire, which may cause us to lose anticipated benefits from such acquisitions and to incur significant additional expenses.
●	We face risks related to natural disasters or other extraordinary events and public health epidemics, such as the global coronavirus outbreak currently being experienced, in the locations in which we, our students, faculty, and employees live, work, which could have a material adverse effect on our business and results of operations.
●	If we are not able to continually enhance our online programs, services and products and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.
●	Failure to respond to changes to the current assessment and testing systems and admission standards in China could have a material adverse effect on our business and results of operations.
●	We rely on contractual arrangements with our VIEs and their respective shareholders for a substantial portion of our China operations, which may not be as effective in providing operational control as direct ownership.
●	If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations
●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

●	Recent greater oversight by the Cyberspace Administration of China, or the “CAC,” over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and investing in our securities.
●	The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.
●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.
●	Our ADSs or Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs or Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.
●	Regulatory agencies may commence investigations of the tutoring centers, K-12 schools, career enhancement centers and training offices controlled and operated by our VIEs. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations.
●	The tuition, accommodation and other fees charged by our degree programs and our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and our student enrolment.
●	If we fail to comply with the extensive U.S. regulatory requirements related to operating a US higher education institution, we could face significant monetary liabilities, fines and penalties, including loss of access to federal student loans and grants for our students.
●	The ongoing regulatory effort aimed at for-profit post-secondary institutions of higher education could lead to additional legislation or other governmental action that may negatively affect the industry.
●	Insiders have substantial control over us, which could adversely affect the market price of our ADSs.

PART I

Item 1.      Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.      Offer Statistics and Expected Timetable

Not applicable.

Item 3.       Key Information

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

PRC education industry is currently subject to evolving regulatory and policy changes. Uncertainties with respect to the PRC legal system, especially the education related laws and regulations, could have a material adverse effect on us.

Our business and operations are primarily conducted in China and are governed by PRC laws and regulations. The private education industry in the PRC is subject to various laws and regulations. Relevant laws and regulations could be changed to accommodate the development of the education industry, in particular, the private education markets from time to time. For example, the Law for Promoting Private Education of the PRC, which was promulgated in December 2002, amended in June 2013, and further amended according to the Decision on Amending the Law for Promoting Private Education of the PRC approved by the Standing Committee of the National People’s Congress in November 2016 (the “Amendments”), was most recently revised on December 29, 2018. Pursuant to the Amendments, (i) school sponsors of a private school which provides education services other than compulsory education may choose for the school to be a for-profit private school or a non-profit private school; (ii) school sponsors of a for-profit private school are allowed to receive operating profits while school sponsors of a non-profit private school are not allowed to do so; (iii) a non-profit private school shall enjoy the same preferential tax treatment as public schools while a for-profit private school shall enjoy the preferential tax treatment as stipulated by the PRC government; and (iv) a for-profit private school may determine the fees to be charged by taking into account factors such as the school operation costs and market demand and no prior approval from government authorities is required for such fees, while a non-profit private school shall collect fees pursuant to the measures stipulated by the relevant local government. In addition, the Implementing Rules for the Law for Promoting Private Education of the PRC (the “2021 Implementing Rules”), which took effect on September 1, 2021, further regulates various aspects of the operation of a private school, including but not limited to, the eligibility for preferential tax treatments, transactions with interested parties, payment of registered capital and ownership restrictions. To comply with the 2021 Implementing Rules, we planned to sell our Shuyang Galaxy School (“Shuyang K-12”) and the business providing compulsory education services at Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”) and Shenyang Universe High School (“Shenyang K-12”) (collectively as “K-9 business”). We have found a third party buyer and signed a definitive sales agreement, which is currently under registration process which is expected to be completed within one year from December 31, 2021. As the transaction was not closed as of December 31, 2021 and such business did not meet the definition of a “component” under US GAAP to be presented as discontinued operation, we recorded the assets and liabilities of K-9 business as “Held for Sale” in accordance with ASC 360. See “Item 4.B Information on the Company—Business Overview—Regulation—The Law for Promoting Private Education and the Implementing Rules for the Law for Promoting Private Education” and Note 25 Assets and Liabilities Held for Sale to the audited consolidated financial statements for further details. We’re not aware of any uncertainties related to the registration process and the sale of our K-9 business as of the date of this report.

On July 24, 2021, the General Office of Central Committee of the Communist Party of China and the General Office of State Council issued the Opinions on Further Easing the Burden of Excessive Homework and after-school Tutoring for Students Undergoing Compulsory Education (the “Opinions”), which aims to further regulate after-school tutoring activities (including both online and offline tutoring) and effectively ease the burden of excessive homework and after-school tutoring for students at compulsory education stage. The Opinions provides a number of restrictive measures regulating the institutions engaging in online and offline tutoring business. See “Item 4.B Information on the Company—Business Overview—Regulation—Regulations relating to after-school tutoring” for details.

On July 28, 2021, the General Office of the MOE issued the Notice on Further Clarifying the Curriculum-based and Non-curriculum-based Scope of After-school Tutoring at Compulsory Education Stage, which stipulates that when conducting after-school tutoring, ethics and the rule of law, language, history, geography, mathematics, foreign languages (English, Japanese, Russian), physics, chemistry, and biology are managed as curriculum-based tutoring, while physical education (or sports and health), art (or music, fine arts), and comprehensive practical activities (including information technology education, labor and technical education), etc. are managed as non-curriculum-based tutoring.

Due to limitations imposed by the Opinions, student numbers and service hours of our tutoring business has been negatively affected. We had to close some of our tutoring centers and downsized our teaching and support staff numbers to reduce cost and operating expenses in order to accommodate the changes brought by the Opinions. We aim to maintain a self-sufficient operating cash flow for our remaining tutoring business.

However, uncertainties exist with respect to the interpretation and enforcement of new and existing laws and regulations. We cannot assure you that we will be in compliance with the new laws and regulations, interpretation of which may remain uncertain, or that we will be able to efficiently change our business practice in line with the new regulatory environment. If the PRC government continues to impose stricter regulations on areas we are involved in, we could face higher costs and restrictions on revenue growth in order to comply with those regulations, which could impact our profitability. In addition, any such failure could materially and adversely affect our business, financial condition and results of operations.

If we are not able to continue to attract and retain qualified education professionals, we may not be able to maintain consistent teaching quality throughout our school and learning center network and our brand, business and results of operations may be materially and adversely affected.

Our education professionals are critical to maintaining the quality of our services, software products and programs, and maintaining our brand and reputation, as they interact with our students on a regular basis. We must continue to attract qualified education professionals who have a strong command of the subject areas to be taught and who meet our qualifications. There are a limited number of education professionals in China with the necessary experience to satisfy our qualifications, and we must provide competitive compensation packages to attract and retain qualified teachers and tutors. Also paid tutoring by teachers of public schools has received more regulatory scrutiny recently. On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers (the “Measures”), as amended on November 18, 2018, related to some of our substantial business operations in provinces and cities such as Beijing, Hunan and Gansu. The Measures prohibit teachers of primary and secondary schools from teaching, on a part-time basis, in schools or in out-of-school learning centers during the work week or at any time. On October 6, 2018, the General Office of the State Council promulgated the Opinions on Standardizing the Development of Off-Campus Training Institutions, off-campus training institutions must have relatively stable teaching staff without teachers in primary and secondary schools. Teachers engaged in the training of Chinese, mathematics, English, physics, chemistry, biology and other disciplines shall have teacher qualification certificates. On September 9, 2021, the General Office of the MOE and the General Office of the Ministry of Human Resources and Social Security promulgated the Administrative Measures of Employees of Off-campus Training Institutions (for Trial Implementation), off-campus training institutions shall not employ in-service teachers in primary, secondary schools and kindergartens. Teachers engaged in curriculum-based tutoring shall have teacher qualification certificates. If these education professionals choose to leave, or are forced to leave, our learning centers to comply with relevant State or local regulations, we will need to seek new teachers to replace them which we may not be able to do at a reasonable cost or at all. In addition, we may not be able to hire and retain enough qualified education professionals to keep pace with our anticipated growth or at acceptable costs while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. Shortages of qualified education professionals, or decreases in the quality of our instruction, whether actual or perceived in one or more of our markets, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. Further, our inability to retain our education professionals may hurt our existing brands and those brands we are trying to develop, and retaining qualified teachers at additional costs may have a material adverse effect on our business and results of operations.

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

It is challenging to integrate business operations, infrastructure and management philosophies of acquired schools and companies. The benefits of our past and future acquisitions depend in significant part on our ability to integrate technology, operations and personnel. The integration of acquired schools and companies is a complex, time-consuming and expensive process that, without proper planning and implementation, could significantly disrupt our business and operations. The main challenges involved in integrating acquired entities include the following:

●	Ensuring and demonstrating to our students that the acquisitions will not result in adverse changes in service standards or business focus;
●	Consolidating and rationalizing corporate IT and administrative infrastructures;
●	Retaining qualified education professionals for our acquired entities;
●	Consolidating service and product offerings;
●	Coordinating and rationalizing research and development activities to enhance introduction of new products and technologies with reduced cost;
●	Preserving strategic, marketing or other important relationships of the acquired entity and resolving potential conflicts that may arise with our key relationships; and
●	Minimizing the diversion of senior management attention from day-to-day operations.

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

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. Our net revenues decreased from RMB 583.9 million in 2019 to RMB 532.0 million in 2020, and further decreased to RMB 496.9 million (US$ 78.0 million) in 2021. Comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

●	The mix of our net revenues across our operating segments;
●	The increase of costs associated with our strategic expansion plans;
●	The revenue and gross margin profiles of our acquisitions in a given period;
●	Our ability to successfully integrate our acquisitions and the timing of our post-integration activities;
●	Our ability to reduce our costs as a percentage of our net revenues;
●	Increased competition; and
●	Our ability to manage our financial resources, including administration of bank loans and bank accounts.

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

Our business could be severely disrupted and materially adversely affected by natural disasters, inclement weather, or the outbreak of health epidemics in the locations in which we, our students, faculty, and employees live, work, and attend classes. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu”, occurred in Mexico and spread to other countries, including Hong Kong and mainland China. The Chinese government and certain regional governments within China have enacted regulations to address the H1N1 virus specifically within the education services market, which had an effect on our business. From the beginning of 2020, the global spread of a novel coronavirus pandemic, also known as COVID-19, also had significant effect on our business. The pandemic continues to be fluid and uncertain, making it difficult to forecast the final impact it could have on our future operations. The COVID-19 pandemic may adversely affect our business operations and operating results for future years, including but not limited to negative impact to the Group’s revenues, delayed or impaired collection of tuition and fees etc. Any future natural disasters or health epidemics could also severely disrupt our business operations and have a material adverse effect on our business and results of operations.

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

Our success depends in part on our ability to continually update and expand the content, curriculum and test preparation materials of our academic programs, develop new programs and our teaching methods in a cost-effective manner, and meet students’ needs in a timely manner. Any inability to track and respond to the industry changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees. Further, in recent years, the MOE has been implementing reforms to curriculum of K-12 schools and after-school tutoring at compulsory education stage. Therefore, school curriculum will likely undergo changes and our tutoring and test preparation programs and materials will need to adapt to such changes. Failure to timely respond to such changes will adversely impact our tutoring services.

Failure to respond to changes to the current assessment and testing systems and admission standards in China could have a material adverse effect on our business and results of operations.

Part of the net revenues generated in our College Preparation & Career Enhancement Programs (“CP&CE Programs”) segment in the year ended December 31, 2021 were generated from tutoring services focused on preparing for ZhongKao and GaoKao. There have been changes in some areas in the way ZhongKao is administered. For example, Yunnan Province has stopped administering ZhongKao. Instead, high schools will admit students based on a combination of a comprehensive evaluation of the students’ aptitude (provided by their middle schools) and the students’ middle school academic performance. To ensure the success of the educational reform and cultivate students’ comprehensive abilities, Yunnan Province also prohibits subject competitions in elementary and middle schools, including Olympic math competitions, and standardizes admission policies regarding adding points to middle school test scores based on a student’s extracurricular activities. Furthermore, at the national level, on July 20, 2020, the General Office of the MOE promulgated the Notice on Further Strengthening the Management of National Competitions for Primary and Middle School Students, which stipulates that the organizers of national competitions for primary and secondary school students must adhere to the public welfare and must not be profitable. Local governments shall continue to strictly implement the “entering school nearby without exams policy” at compulsory education stage, and no competition awards shall be used as the basis for further education. As for GaoKao, some top universities such as Peking University have been allowed to recruit students through independently administered tests and admission procedures in recent years. The candidates still need to take GaoKao and their scores in GaoKao may not be lower than certain thresholds, but such GaoKao scores will not be the sole determining factor in the admission process. Students admitted in this manner generally should not exceed 5% of the annual enrollment quotas of these universities as approved by the MOE. To the extent ZhongKao, or even GaoKao, becomes less prevalent throughout China, our business and results of operations may be materially adversely affected.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in service days and student enrollments. Historically, the number of days on which our students attend our courses is lower in the first and third quarters due to school closures for the celebration of the Chinese New Year, winter break and summer break. Because our K-12 schools, training offices, career enhancement centers and colleges recognize revenues based on the number of service days in the quarters, we expect our revenues in the first and third quarters would be lower than the second and fourth quarters. Our costs and expenses, however, do not necessarily correspond with changes in our student enrollments, service days or net revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. We expect quarterly fluctuations in our revenues and results of operations to continue. As the revenues grow in our K-12 schools, training offices, career enhancement centers and colleges, these seasonal fluctuations may become more pronounced.

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

Any failure to maintain satisfactory performance, reliability, security or availability of our network infrastructure may cause significant damage to our reputation and our ability to attract and maintain students. Major risks involving our network structure include:

●	Breakdowns or system failures resulting in a prolonged shutdown of our servers, including failures attributable to power shutdowns, or attempts to gain unauthorized access to our systems, which may cause loss or corruption of data, including customer data, or malfunctions of software or hardware;
●	Disruption or failure in the national backbone network, which would make it impossible for visitors and students to log on to our websites;
●	Damage from fire, flood, power loss and telecommunications failures; and
●	Any infection by or spread of computer viruses.

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

We lease the premises used for the operation of our schools, tutoring centers, career enhancement centers, college campuses and training offices. As a result, we are dependent on the property rights of these properties held by their owners to enable us to use the premises. We cannot assure you that all lessors of our leased business premises have the relevant land use right certificates or building ownership certificates of the premises they lease to us or otherwise have the right to lease the premises to us.

We are not aware of any actions, claims or investigations being contemplated by the competent governmental entities with respect to the defects in our leased real properties. However, if we are unable to use the existing properties, enter new leases or renew our current leases in a timely basis and on terms favorable to us, our business, results of operations and financial condition could be materially adversely affected. Impairment loss of RMB 0.5 million (US$ 0.1 million) was made against the operating lease right-of-use assets in 2021.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would adversely affect our net income.

In accordance with U.S. GAAP, we account for our acquisitions using the acquisition method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. During 2021, we recognized impairment loss of intangible assets in RMB 8.9 million (US$ 1.4 million). In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted an equity incentive plan in 2010, the 2010 Equity Incentive Plan, which was amended and restated in November 2018, the Amended and Restated 2010 Plan (the “Amended 2010 Plan”). We have granted options and restricted shares under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, which may have an adverse or negative impact on our results of operations. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. During the year ended December 31, 2021, we recorded share-based compensation expenses of RMB 0.9 million (US$ 0.1 million) for the restricted stock and the unrecognized share-based compensation expenses amounted to RMB 0.8 million (US$ 0.1 million) as of December 31, 2021. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our results of operation.

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

Private schools or colleges operated for reasonable returns they were normally subject to income taxes at 33% prior to 2008 and 25% after January 1, 2008 but were, under certain circumstances, subject to deemed amounts or rates of income tax to be determined by the relevant tax authorities. Moreover, the EIT Law includes specific criteria that need to be met by an entity to qualify as a non-profit organization in order to be exempt from corporate income tax. An official circular was issued in January 2014 to set out further clarification of the requirements for non-profit organizations, and the circular stipulated that only non-profit organizations certified jointly by finance and taxation authorities are entitled to tax exemption and the circular shall go into effect retrospectively as of January 1, 2013. Such circular has been superseded by the Circular on Issues Concerning the Recognition and Administration of Tax-exempt Qualifications of Non-profit Organizations as of January 1, 2018, which resembles the rules in 2014 to a large extent. In addition, according to the Several Opinions of the State Council on Encouraging Social Forces to Set Up Education and Promoting the Healthy Development of Private Education promulgated by the State Council on December 29, 2016, private schools may enjoy relevant preferential tax policies in accordance with the relevant provisions of the State. Non-profit private schools enjoy the same treatment as public schools, while for-profit private schools may be subject to 25% enterprise income tax rate. The Group’s private schools are registered as for-profit. The Group has recognized income tax payable for its private schools using the unified income tax rate of 25% because the obligation was considered probable.

If the slowdown in China’s economy continues or worsens, it may adversely impact our business.

The growth rate of China’s domestic product in 2021 was 8.1%, compared to a growth rate of 2.2% in 2020 and 6.0% in 2019. China’s economy had a full recovery in 2021 from the outbreak of COVID-19 after the sharp decline in growth rate in 2020. Other factors affecting China’s economy include but not limited to tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. Since we derive majority of our revenues from students in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our students may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing students. The adverse economic conditions, if they continue or worsen, will affect consumer spending generally, which could result in decreased demand for our services and products within our target markets.

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

Currently, PRC laws and regulations impose restrictions in the tutoring service sector in China. The establishment of new after-school curriculum-based tutoring institutions for students at the compulsory and general high school stage is not permitted and existing educational institutions shall register as non-profit organization. Some local government authorities in the PRC also have adopted approaches in granting licenses and permits (particularly, imposing more stringent restrictions on foreign-invested entities) for entities providing tutoring services. In some areas, local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As a foreign company, we are not qualified to run Sino-foreign cooperative schools in China. International schools are schools only for children of non-Chinese citizens in China and may not admit any children of Chinese citizens.

We conduct our K-12 Schools and CP&CE Programs business in China primarily through contractual arrangements between Beijing Ambow Shengying Education and Technology Co., Ltd. (“Ambow Shengying”), Beijing BoheLe Science and Technology Co., Ltd. (“BoheLe”) and OOOK (Beijing) Education and Technology Co., Ltd. (“OOOK WFOE”), and their VIEs and respective shareholders of VIEs, respectively.

According to the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 version) (the “2021 Negative List”) promulgated by the National Development and Reform Commission (“NDRC”) and the Ministry of Commerce (“MOFCOM”) on December 27, 2021 and with the effect date from January 1, 2022, unless provided in other laws, foreign investment in areas not listed on the 2021 Negative List is permitted and treated equally with domestic investment. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services, which do not grant diplomas.

However, many local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and their VIEs. As of December 31, 2021, we had a total of 18 centers and schools in China, comprised of 5 tutoring centers, 2 K-12 schools, 3 career enhancement centers and 8 training offices. The majority of our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and training offices.

We conduct our intellectualized operational services business in China through IValley Beijing. IValley Beijing is a foreign invested entity controlled by a Taiwanese entity IValley Co., Ltd. (“IValley”). IValley is operated through contractual arrangements between Ambow Education Management (Hong Kong) Limited (“Ambow Education Management”) and its respective shareholders.

If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations or we fail to obtain any of the required permits or approvals, the relevant PRC regulatory authorities including the MOE, the MOFCOM, the Ministry of Civil Affairs (“MCA”) and the Ministry of Industry and Information Technology (“MIIT”), which regulate the education industry, foreign investment in China and Internet business, respectively, would have broad discretion in dealing with such violations, including:

●	Revoking the business and operating licenses of our PRC subsidiaries and affiliated entities;
●	Discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;
●	Imposing fines or other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;
●	Revoking the preferential tax treatment enjoyed by our PRC subsidiaries and affiliated entities; or
●	Requiring us or our PRC subsidiaries and affiliated entities to restructure the relevant ownership structure or operations;
●	Restricting or prohibiting the use of any proceeds from our additional public offering to finance our business and operations in China;

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

We chose to operate the business in PRC through a Taiwan company because the technology and resources of intellectualized operational services are much more developed in Taiwan. Most of the designers and engineers are from Taiwan and we have purchased some of the equipment and materials from Taiwan to perform our services. We therefore believe that setting up a Taiwan company is very convenient for the company to recruit professionals, make procurement and settle payment accordingly.

We rely on contractual arrangements with our VIEs and their respective shareholders for a substantial portion of our China operations, which may not be as effective in providing operational control as direct ownership.

On March 15, 2019, the new Foreign Investment Law of PRC (the “Foreign Investment Law”) was passed by the Second Session of the thirteenth National People’s Congress and came into force on January 1, 2020. The Foreign Investment Law does not mention concepts including “de facto control”, “controlling through contractual arrangements” or “variable interest entity”, nor does it specify the regulation on controlling through contractual arrangements or variable interest entity. Furthermore, the Foreign Investment Law does not specifically stipulate rules on the education industry. Therefore, we believe that the Foreign Investment Law will not have any material adverse effect on our VIE structure and our business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. We set up the VIE structure to address the uncertainties for securing licenses and permits which may be required for our business operation. See “Risk Factors - Risks Related to regulation of our business and our corporate structure—Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations”. See “Regulations - Foreign investment in education service industry” and “Regulations - Regulations on Sino-foreign cooperation in operating schools”.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to operate a substantial portion of our education business. For a description of these contractual arrangements, see “Item 4.C — Information on the Company — Organizational Structure” and “Item 7.B — Related Party Transactions—Contractual arrangements with our VIEs and their respective subsidiaries and shareholders.” These contractual arrangements may not be as effective in providing us with control over our VIEs and their respective subsidiaries as direct ownership. If we had direct ownership of our VIEs and their respective subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs and their respective subsidiaries, which could affect changes, subject to any applicable fiduciary duties, at the management level. As a legal matter, if our VIEs or any of their respective shareholders fails to perform its or his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements. We may also rely on legal remedies under PRC or Taiwan law, including seeking specific performance or injunctive relief, and claiming damages, but these remedies may not be effective. For example, if the shareholders of any of our VIEs were to refuse to transfer their equity interest in such VIEs to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with our VIEs and/or their respective shareholders. If VIEs or their shareholders fail to perform the obligations secured by the pledges under the equity pledge agreements, one of the remedies for default is to require the pledgors to sell the equity interests of VIEs in an auction or sale of the shares and remit the proceeds to Ambow Shengying, OOOK WFOE, BoheLe and Ambow Education Management, net of all related taxes and expenses. Such an auction or sale of the shares may not result in our receipt of the full value of the equity interests or the business of VIEs.

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

If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Because Ambow is a company incorporated in the Cayman Islands, it is classified as a foreign enterprise under PRC laws and regulations, and each Ambow’s WFOE in the PRC is a foreign-invested enterprise (“FIE”). Our PRC subsidiaries have entered into a series of contractual arrangements with our consolidated VIEs and their shareholders, which enable us to (i) exercise effective control over the consolidated VIEs, (ii) receive substantially all of the economic benefits of the consolidated VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIEs and hence consolidate their financial results as our consolidated VIEs under U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the M&A Rules, and The Law for Promoting Private Education and the relevant regulatory measures concerning the private education industry. There can be no assurance that the PRC government authorities, such as the MOFCOM or the MOE, or other authorities that regulate private education services providers and other participants in the industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MOE, the MOFCOM or other regulators that have competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	levying fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	shutting down our services;
●	discontinuing or restricting our operations in China;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to change our corporate structure and contractual arrangements;
●	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIE’s business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. See “Item 4. Information on the Company — C. Organizational Structure.”

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

The principal regulations governing private education in China are the Law for Promoting Private Education, which became effective on September 1, 2003 and was amended on June 29, 2013, November 7, 2016 and December 29, 2018 and the 2021 Implementing Rules took effect on September 1, 2021. Under the current laws and regulations, the sponsors of private schools are allowed to choose to establish non-profit or for-profit private schools with the exception for schools providing compulsory education. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. According to the 2021 Implementing Rules, at the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrading of educational equipment. In the case of a non-profit private school, this amount shall be no less than 10% of the increased amount of the audited annual non-restricted net asset, while in the case of a for-profit private school, this amount shall be equivalent to no less than 10% of the increased amount of the audited annual net income.

We cannot predict the timing and effects of any amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting our VIEs’, and their respective subsidiaries’, operations could have a material adverse effect on our business, prospects and results of operations.

As of December 31, 2021, we had a total of 13 schools that were registered as private schools as opposed to companies in China. Among the 13 schools, 1 school was registered as non-profit school. The other 12 schools were registered as for-profit schools. The total net revenues of the for-profit schools accounted for 61.6% of our consolidated total net revenues for the year ended December 31, 2021. The total net revenues of the non-profit schools accounted for 2.3% of our consolidated total net revenues for the year ended December 31, 2021.

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

The tuition, accommodation and other fees charged by our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and our student enrollment.

We are highly dependent upon revenues generated from our K-12 schools which was 53.7%, 54.8% and 54.4% for the year ended December 31, 2019, 2020 and 2021, respectively. Chinese regulators have broad powers to regulate the tuition, accommodation and other fees charged by primary, secondary and other schools and student enrollment levels at these schools. As a result, new regulations could adversely impact the fees we receive from the schools to which we provide course materials and software products and the student enrollments at our directly-operated schools and at our partner schools, as well as the returns from the K-12 schools operated by our Chinese affiliated entities. The tuition, accommodation and other fees charged by our K-12 schools are subject to various price controls administered by local price-control authorities and our student enrollment in our K-12 schools is subject to annual enrollment quotas established by the MOE. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price-control authorities may impose stricter price control on tuition changes in the future. As of the date of this annual report, there is no indication from the MOE or the relevant authorities that the government would significantly change the tuition charges or student annual enrollment quotas. If the tuition charges were to be decreased or if they were not allowed to increase in line with increases in our costs because of the actions of China’s administrative price controls or if student enrollments at private schools were restricted, our net revenue and profitability would be materially adversely affected.

The regulation of Internet website operators in China is subject to interpretation, and our operation of online education programs could be harmed if we are deemed to have violated applicable laws and regulations.

The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the MIIT, and the possibility of adopting new laws or regulations have created significant uncertainties regarding the legality of the businesses and activities of Chinese companies with Internet operations. In particular, according to the Internet Information Services Administrative Measures promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, the activities of Internet content providers are regulated by various Chinese governmental authorities, depending on the specific activities conducted by the Internet content provider. In addition, MIIT promulgated a notice titled Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services on July 13, 2006, which prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to foreign investors. The notice states that PRC Internet content providers (or their shareholders) should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites and a PRC Internet content provider’s failure to comply with the notice by November 1, 2006 may result in revocation of its ICP license.

We have acquired the ICP licenses for our current online education programs. However we may be required to apply for other licenses for our online operations in the future. Due to the uncertainties of implementation of relevant regulations by different authorities, we cannot assure you that we could satisfy or will be able to satisfy all the requirements for a PRC Internet content provider.

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

Our operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, prior court decisions have limited precedential value. Ambow Shengying, OOOK WFOE, BoheLe and our other wholly-owned subsidiaries in China are generally subject to PRC laws and regulations, in particular, laws applicable to foreign invested enterprises.

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

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions remain unclear on how the law will be interpreted, amended, and implemented by the relevant PRC governmental authorities, but the Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We do not believe we are among the “operator of critical information infrastructure” or “data processor” as mentioned above, however, the Measures for Cybersecurity Review (2021 version) was recently adopted and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated and remains unclear on how it will be interpreted, amended, and implemented by the relevant PRC governmental authorities. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the China Securities Regulatory Commission (“CSRC”) or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), both of which have a comment period that expires on January 23, 2022, and if enacted, may subject us to additional compliance requirement in the future. See “– CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.”

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our ordinary shares or impair our ability to raise money.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities for listing on U.S exchanges, nor the execution of a series of VIE Agreements, however, if our VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities for listing on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and cause significantly depreciation of our price of ordinary shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. Similarly, our business segments may be subject to various government and regulatory interference in the regions in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government for listing on U.S. exchanges, or enter into VIE Agreements in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC central or local government and has not received any denial for listing on the U.S. exchange or enter into VIE Agreements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Recent greater oversight by the Cyberspace Administration of China, or the “CAC,” over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and investing in our securities.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. When the Cybersecurity Review Measures become effective and if the Security Administration Draft is enacted as proposed, we believe that our operations and listing will not be affected and that we will not be subject to cybersecurity review or network data security review by the CAC, given that: (i) as a company that mainly engages in education, our subsidiaries, VIEs and VIEs’ subsidiaries are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) we possess personal data of fewer than one million individual clients in our business operations as of the date of this annual report and do not anticipate that we will be collecting over one million users’ personal information in the near future, which we understand might otherwise subject us to the Cybersecurity Review Measures; and (iii) data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.

On December 24, 2021, the CSRC released the Draft Rules Regarding Overseas Listing, which have a comment period that expires on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing should include at least the following: record-filing report and related undertakings; regulatory opinions, record-filing, approval, and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Draft Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

Ambow is a company incorporated under the laws of the Cayman Islands, and we conduct most of our operations in PRC and a majority of our assets are located in China. In addition, our senior executive officers are with different nationalities and reside within China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China in the event that you believe that your rights have been infringed under the securities laws or otherwise. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as not all of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Our ADSs or Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs or Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021 to implement the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The PCAOB has made such designations as mandated under the HFCA Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

Our auditor, Marcum Bernstein & Pinchuk LLP, the independent registered public accounting firm that issued the audit report included elsewhere in the annual report, an auditor of companies that are traded publicly in the United States and an U.S.-based accounting firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020. As the date of this annual report, our auditor was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December, 2021.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. Our auditor’s working papers related to us and our VIEs are located in China. If our auditor is not permitted to provide requested audit work papers located in China to the PCAOB, investors would be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections.

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

As an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may make loans to our PRC subsidiaries and VIEs or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations. For example:

●	Loans by us to our wholly-owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange (“SAFE”), or its local counterparts; and
●	Loans by us to our VIEs and their respective subsidiaries, which are domestic PRC entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.

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

On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which became effective on June 1, 2015. Circular 19 facilitates foreign-invested enterprises’ domestic equity investment with the amount obtained from foreign exchange settlement. Other than to transfer equity investment funds in the original currencies, the foreign-invested enterprises whose main business is investment (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) are allowed to directly settle their foreign exchange capitals and transfer the amount therefrom to the account of an invested enterprise according to the actual amount of investment. Ordinary foreign-invested enterprises other than those of the aforesaid types shall make domestic equity investments by capital transfer in the original currencies governed by the prevailing provisions on domestic re-investment. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, which stipulated that the eligible enterprises are allowed to make domestic payments by using their capital, foreign credits and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including Circular 19, Circular 16 and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to Ambow Shengying, BoheLe or our other subsidiaries wholly owned by us, our VIEs or its subsidiaries or with respect to future capital contributions by us to our wholly-owned subsidiaries in China. If we fail to complete such registrations or obtain such approvals, our ability to use the loans and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On October 13, 2020, the Department of Education and Bay State College executed a Provisional Program Participation Agreement, approving Bay State College’s continued participation in Title IV programs with full certification through September 30, 2023. On January 16, 2022, the Department of Education and NewSchool executed a Program Participation Agreement, approving NewSchool’s continued participation in Title IV programs with full certification through December 31, 2024. Furthermore, the Department of Education has approved the change of ownership control for Bay State College and NewSchool.

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

If we lose eligibility to participate in Title IV programs because of high student loan default rates, it would have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. The latest default rate for Bay State College published by the Department of Education is 4.7% for the fiscal year of 2018 and 3.6% for NewSchool for the fiscal year of 2019, respectively.

Our US colleges could lose their eligibility to participate in federal student financial aid programs or be provisionally certified with respect to such participation if the percentage of our revenues derived from those programs were too high.

A proprietary institution may lose its eligibility to participate in the federal Title IV student financial aid program if it derives more than 90% of its revenues, on a cash basis, from Title IV programs for two consecutive fiscal years. A proprietary institution of higher education that violates the 90/10 Rule for any fiscal year will be placed on provisional status for up to two fiscal years. Using the formula specified in the Higher Education Act, Bay State College and NewSchool derived approximately 55% and 39% of their cash-basis revenues from these programs in the year of 2020, respectively. Percentages of Bay State College and NewSchool for the year of 2021 are in process of audits as of the date of this report, which we estimate will be in compliance with the 90/10 Rule. If any of our US colleges lose eligibility to participate in Title IV programs because they are unable to comply with 90/10 Rule, it could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

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

A financial responsibility test is required for continued participation by an institution’s students in U.S. federal financial assistance programs. The test is based upon a composite score of three ratios: an equity ratio that measures the institution’s capital resources; a primary reserve ratio that measures an institution’s ability to fund its operations from current resources; and a net income ratio that measures an institution’s ability to operate profitably. A minimum score of 1.5 is necessary to meet the financial standards. Institutions with scores of less than 1.5 but greater than or equal to 1.0 are considered financially responsible, but require additional oversight. These schools are subject to heightened cash monitoring and other participation requirements. An institution with a score of less than 1.0 is considered not financially responsible. However, a school with a score of less than 1.0 may continue to participate in the Title IV programs under provisional certification. In addition, this lower score typically requires that the school be subject to heightened cash monitoring requirements and post a letter of credit (equal to a minimum of 10% of the Title IV aid it received in the institution’s most recent fiscal year). For the fiscal year of 2020, the composited scores of Bay State College was 1.8. NewSchool was first subject to a composite score calculation for the year ending December 31, 2021 since acquired by the Group. The audits to calculate the composited scores of Bay State College and NewSchool for the fiscal year of 2021 are in process as of the date of this report. We estimate both Bay State College and NewSchool would meet the required minimum of 1.5.

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

We collected approximately 22% of the consolidated net revenues in our CP&CE Programs segment from receipt by Bay State College and NewSchool of Title IV financial aid program funds in the year of 2021, principally from federal student loans under the Federal Direct Loan Program. Changes in the availability of these funds or a reduction in the amount of funds disbursed may have a material adverse effect on our enrollment, financial condition, results of operations, and cash flows. Action by the U.S. Congress to revise the laws governing the federal student financial aid programs or reduce funding for those programs could reduce our student enrollment and/or increase costs of operation. Political and budgetary concerns significantly affect Title IV programs. Any action by the U.S. Congress that significantly reduces Title IV program funding or the ability of our U.S. colleges or students to participate in Title IV programs could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

The market price of our ordinary shares and the ADSs could be subject to volatility.

The market price of our ordinary shares and the ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

●	variations in our actual and perceived operating results;
●	announcements of new products or services by us or our competitors;
●	technological breakthroughs by us or our competitors;
●	news regarding gains or losses of customers or partners by us or our competitors;
●	news regarding gains or losses of key personnel by us or our competitors;
●	announcements of competitive developments, acquisitions or strategic alliances in our industry by us or our competitors;
●	changes in earnings estimates or buy/sell recommendations by financial analysts;
●	potential litigation;
●	general market conditions or other developments affecting us or our industry; and
●	the operating and stock price performance of other companies, other industries and other events or factors beyond our control.

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

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for more than the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. To consummate these transactions, we may issue additional shares in these acquisitions that will dilute our shareholders. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

●	Our future financial condition, results of operations and cash flows;
●	General market conditions for capital raising activities; and
●	Economic, political and other conditions in China and elsewhere.

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

Some provisions of our Sixth Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	Provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	Provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

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

All of our PRC corporate entities, including Ambow Shengying, OOOK WFOE, BoheLe, our VIEs and their subsidiaries, maintain corporate records and filings with industry and commerce administration authorities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

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

In the future, we may establish and maintain joint ventures and strategic relationships with third parties. Strategic acquisitions, investments and relationships with third parties involve substantial risks and uncertainties, including:

●	Our ability to identify and acquire targets in a cost-effective manner;
●	Our ability to obtain approval from relevant governmental authorities for the acquisitions and comply with applicable rules and regulations for such acquisitions;
●	Potential ongoing financial obligations in connection with acquisitions;
●	Potential unforeseen or hidden liabilities, including litigation claims or tax liabilities, associated with acquired companies or schools;
●	The diversion of resources and management attention from our existing businesses;
●	Failure to achieve the intended objectives, benefits or revenue-enhancing opportunities expected from the acquisitions;
●	Our ability to generate sufficient revenues to offset the costs and expenses of strategic acquisitions, investments, joint venture formations, or other strategic relationships; and
●	Potential loss of, or harm to, employee or customer relationships as a result of ownership changes.

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

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. As a non-accelerated filer, we are not required to have an independent registered public accounting firm issue an attestation report on the effectiveness of our internal control over financial reporting. However, we are still required to include a report of management on the effectiveness of our company’s internal control over financial reporting in our annual report. Our management has performed an evaluation of the effectiveness of our internal controls over financial reporting as of December 31, 2021 and concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Control and Procedures.”

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

Under PRC and Taiwan laws and regulations, arrangements and transactions among related parties should be priced on an arm’s length basis and may be subject to audit or challenge by the PRC and Taiwan tax authorities. We could face material adverse tax consequences if the PRC or Taiwan tax authorities determine that the contractual arrangements between Ambow Shengying, OOOK WFOE, BoheLe, Ambow Education Management and our VIEs and their respective shareholders do not represent an arm’s-length price and adjust our VIEs’ or any of their respective subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC or Taiwan tax purposes, increased tax liabilities for our VIEs or any of their respective subsidiaries. In addition, the PRC and Taiwan tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many other public companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our consolidated net income may be harmed if our affiliated entities’ tax liabilities increase or if they are found to be subject to additional taxes, late payment fees or other penalties.

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

In addition, at the end of each fiscal year, each of our affiliated entities that are private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a for-profit private school, this amount shall be no less than 10% of the audited annual net income of the school, while in the case of a non-profit private school, this amount shall be equivalent to no less than 10% of the audited annual increase in the non-restricted net assets of the school, if any. Pursuant to an amendment to the Law for Promoting Private Education on November 7, 2016, which went into effect on September 1, 2017, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations.

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

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China - Restrictions on currency exchange may limit our ability to receive and use our revenue effectively”.

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

The State Administration of Taxation issued Bulletin on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or Bulletin 7, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiary directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of shareholders, the business model and organizational structure; the information about the payment of due income tax outside China on indirect transfer of Chinese taxable property; the substitutability between indirect investment by equity transferor, indirect transfer of Chinese taxable property and direct investment, direct transfer of Chinese taxable property; Chinese tax conventions or arrangements applicable to the proceeds from indirect transfer of Chinese taxable property; and other relevant factors. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of Bulletin 7. If Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with Bulletin 7 or to establish that the relevant transactions should not be taxed under Bulletin 7.

As a result, we and our non-PRC shareholders may have the risk of being taxed for the disposition of our ordinary shares or ADS and may be required to spend valuable resources to comply with Bulletin 7 or to establish that we or our non-PRC shareholders should not be taxed as an indirect transfer, which may have a material adverse effect on our financial condition and results of operations or the investment by non-PRC investors in us.

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

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules, which became effective on September 8, 2006 and was amended by the MOFCOM on June 22, 2009. The M&A Rules, among other things, has certain provisions that require off-shore companies formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies which are the related parties with the PRC domestic companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing special purpose vehicles’ securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

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

On June 29, 2007, the PRC government promulgated a labor law, namely the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008 and last amended on December 28, 2012. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially adversely affecting our financial condition and results of operations.

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

For the year ended December 31, 2021, no material isolated issues were found during regulatory reviews of our U.S. Colleges.

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

The Higher Education Act prohibits an institution that participates in Title IV programs, its employees and agents from engaging in “substantial misrepresentation” of the nature of its educational programs, its financial charges, or the employability of its graduates. These regulations may, among other things, subject us to sanctions for statements containing errors made to non-students, including any member of the public, impose liability on us for the conduct of others and expose us to liability even when no actual harm occurs. A “substantial misrepresentation” is any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person’s detriment. We may face complaints from students and prospective students over statements made by us and our agents in advertising and marketing, during the enrollment, admissions and financial aid process, and throughout attendance at any of our US colleges, which would expose us to increased risk of enforcement action and applicable sanctions or other penalties.

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

We are subject to sanctions if we fail to calculate accurately and make timely payment of refunds of Title IV program funds for students who withdraw before completing their educational programs.

The Higher Education Act and Department of Education regulations require us to calculate refunds of unearned Title IV program funds disbursed to students who withdraw from their educational programs before completing it. If refunds are not properly calculated or timely paid, we may be required to post a letter of credit with the Department of Education or be subject to sanctions or other adverse actions by the Department of Education, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

We believe we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2021. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for the year ending December 31, 2021 or any future taxable year. A foreign (non-U.S.) corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Taxation – U.S. Federal Income Taxation – General”) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E—Taxation—United States federal income taxation—Passive foreign investment company.”

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

Item 4.        Information on the Company

Ambow Education Holding Ltd. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and variable interest entities, or VIEs. We operated our business in China through our PRC subsidiaries and our VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and VIEs’ shareholders to operate our business in China. Investors in our securities should be aware that they may never directly hold equity interests in the Chinese operating entities, but rather purchasing equity solely in Ambow Education Holding Ltd., our Cayman Islands holding company, which does not directly own substantially all of our business in China conducted by our PRC Subsidiaries and VIEs.

Because of our corporate structure, we as well as the investors are subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to regulatory review of oversea listing of PRC companies through a special purpose vehicle. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. We may also be subject to sanctions imposed by PRC regulatory agencies including the CSRC if we fail to comply with their rules and regulations. Although the Company is currently not required to obtain permission from any of the PRC central or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, if we inadvertently conclude that such approvals are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approval in the future. For a description of relevant risks related to our corporate structure, see “Risk Factors – Risks Related to Doing Business in China” and “Risk Factors – Risks Relating to Regulation of Our Business and Our Corporate Structure.”

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

We established Ambow NSAD Inc. on May 8, 2019. Ambow NSAD Inc. is a 100% subsidiary of us. On March 6, 2020, Ambow NSAD Inc. acquired 100% of the members’ interest of NewSchool. NewSchool is a for-profit institution of higher education based in San Diego, California, with Bachelor and Master programs in Architecture, Construction management, Product Design, Graphic Design & Interactive Media, and Interior Architecture and Design. NewSchool is regionally accredited by Western Association of Schools and Colleges Senior College and University Commission and eligible to participate in federal student aid programs under Title IV of the U.S. Higher Education Act. Refer to Note 23- Acquisition to the audited consolidated financial statements for further information.

On October 5, 2020, we completed the issuance of 1,507,538 ADSs (representing 3,015,076 Class A Ordinary Shares), at a purchase price of $3.98 per ADS, in a registered direct offering.

On May 14, 2021, the PRC State Council promulgated the 2021 Implementing Rules for the Law for Promoting Private Education, which became effective on September 1, 2021. The 2021 Implementing Rules prohibit foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties from controlling private schools that provide compulsory education by means of mergers, acquisitions, contractual arrangements, etc. To comply with the 2021 Implementing Rules, we planned to sell the Shuyang K-12 and business providing compulsory education services at Changsha K-12 and Shenyang K-12. We have found a third party buyer and signed a definitive sales agreement, which is currently under registration process and expected to be completed within one year from December 31, 2021. As the transaction was not closed as of December 31, 2021 and such business did not meet the definition of a “component” under US GAAP to be presented as discontinued operation, we recorded the assets and liabilities of K-9 business as “Held for Sale” in accordance with ASC 360. Refer to Note 25 - Assets and Liabilities Classified as Held for Sale to the audited consolidated financial statements for further information. We’re not aware of any uncertainties related to the registration process and the sale of our K-9 business as of the date of this report.

In 2021, AECL changed its name to OOOK Holding Co., Ltd. GTE Holding Co., Ltd., 100% subsidiary of AECL and registered in Hong Kong, changed its name to OOOK Intelligent Co., Ltd. Beijing Ambow Chuangying Education and Technology Co., Ltd. (“Ambow Chuangying”), one of the company’s Wholly Owned Foreign Enterprises (“WOFEs”) in China, changed its name to OOOK (Beijing) Education and Technology Co., Ltd. (“OOOK WOFE”) and became 100% subsidiary of OOOK Intelligent Co., Ltd.

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

As of December 31, 2021, our Board consists of four members: Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu and Dr. Yanhui Ma.

Permission Required from PRC Authorities

We are currently not required to obtain permission from any of the PRC authorities to operate and issue our Ordinary Shares or ADRs to foreign investors. In addition, we, our subsidiaries or VIEs and subsidiaries of VIEs are not required to obtain permission or approval relating to our Ordinary Shares or ADRs from the PRC authorities, including the CSRC or the CAC, for our subsidiaries’ or VIEs’ operations, nor have we, our subsidiaries or VIEs received any denial for our subsidiaries’ or VIEs’ operations with respect to the offering of our securities. Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could harm us.”

Principal Executive Office

Our principal executive offices are located at 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing 100043, People’s Republic of China. Our telephone number at this address is +86 (10) 6206-8000. Our registered office of the Cayman Islands companies is ICS Corporate Services (Cayman) Limited, 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1--1203. Our registered office telephone number is + 86 21 6428 9510-815.

Where You Can Find More Information

The SEC maintains an Internet site that contains reports filed by Ambow at www.sec.gov.

B.	Business Overview

Our business addresses three critical demands in China’s education market: students’ aspirations to be admitted to top secondary and post-secondary schools, the desire for graduates to obtain more attractive jobs and the need for schools and corporate clients to optimize their teaching and operating environment. We offer high-quality, individualized services and products through our integrated online and offline delivery model powered by our proprietary technologies and infrastructure.

We have two reportable segments, which are K-12 Schools, and CP&CE Programs. Our tutoring centers, training offices, career enhancement centers and college campuses are within the CP&CE Programs segment.

We currently deliver a wide range of educational and career enhancement services and products through integrated offline and online channels in an interactive learning environment, powered by our proprietary technology platform, enabling us to provide individualized content and learning solutions that are tailor-made to every student’s needs. We develop standards-based and individualized curricula with consistent high-quality across our schools, tutoring centers, career enhancement centers, training offices and career enhancement colleges.

As of December 31, 2021, we had a total of 21 learning centers and schools, including:

●	Two directly-operated K-12 schools
●	Five tutoring centers

●	Eight training offices
●	Three career enhancement centers
●	Three career enhancement college campuses (in the U.S.)

The following map sets forth the service coverage and geographic coverage of our K-12 schools, tutoring centers, career enhancement centers, campuses and training offices in mainland China as of December 31, 2021:

Beijing
▪Training Office: 2
▪Tutoring center: 2
Liaoning
▪ K-12: 1
Tianjin
▪ Training Office: 1
Shandong
▪ Training Office :1
▪ CE center: 1
Jiangsu
▪ Training Office: 1
Shanghai
▪ CE center: 1
Zhejiang
▪ Training Office: 1
Gansu
▪ Tutoring center: 1
Chongqing
▪ CE center: 1
Hunan
▪ Tutoring center: 2
▪ K-12: 1
Guangdong
▪Training Office: 2
Sales coverage
Sites coverage

Total number of schools/centers (As of Dec 31, 2021)	
Better Schools	7
Tutoring Centers	5
K-12 schools	2
Better Jobs	14
Career Enhancement Centers	3
Career Enhancement College Campuses in US	3
Training Office	8
Total	**21**

Revenues from our K-12 Schools segment accounted for 53.7%, 54.8% and 54.4% of our total net revenues in the fiscal years of 2019, 2020 and 2021, respectively. Revenues from our CP&CE Programs accounted for 46.3%, 45.2% and 45.6% of our total net revenues in 2019, 2020 and 2021, respectively. We recorded total net revenues of RMB 583.9 million, RMB 532.0 million and RMB 496.9 million (US$ 78.0 million) in 2019, 2020 and 2021, respectively.

Our services and products

We offer a variety of educational and career enhancement services and products to students, recent graduates, corporate employees and management professionals in China. Our educational services cover K-12 programs and tutoring services that provide test preparation and tutoring programs, which are offered in our tutoring centers as part of our primary educational services and product offerings to help students enroll in better schools. In addition, we offer international education programs, which are designed to prepare students to study abroad while specifically addressing their study needs in terms of both language and academics. Our career enhancement services designed to assist students and graduates in obtaining better jobs are offered through our dedicated career enhancement centers and training offices on campus, and through our online programs. Our corporate training services that are designed to improve employees’ and management teams’ soft skills are typically offered in our training offices, the corporate clients’ offices or hotel conference centers etc. To support our educational and career enhancement services and products, we provide a cloud-based learning engine to accommodate our students’ individual learning habits and enrich their learning experience. We also offer career-oriented post-secondary educational services to undergraduates through Bay State College and NewSchool in the U.S.

K-12 Schools

Our K-12 Schools segment provides educational services for grades from K-10 to K-12. We have two directly-operated K-12 schools located in Hunan province in central China and Liaoning province in northeast China, all of which are accredited by the Chinese Ministry of Education. As of December 31, 2021, approximately 540 full-time teaching faculty and support staff supported over 6,300 students.

Our K-12 schools provide full-subject national curricula, including mathematics, language, history, sciences and arts etc., for grades from K-10 to K-12. Students are required to take our admission tests to enroll in our K-12 schools. To graduate from our K-12 schools, students must pass the exams required by the local MOE, upon which they will earn a certificate recognized by the local public school system. Our international education programs provide curricula mandated by the PRC regulatory authorities and curricula focused on preparing students to study abroad. We intend to enhance our international education programs to meet the growing needs of students to study abroad, both in terms of language and academics.

CP&CE Programs

Our CP&CE Programs offer tutoring services and career development services.

Our tutoring centers are designed to help students perform better in school and prepare for important tests, specifically high school and university entrance exams, namely China’s ZhongKao and GaoKao. In addition to our classroom-based teaching services, we offer an educational curriculum on our web-based applications, allowing our students access to our tutoring services from anywhere at any time. Powered by our proprietary cloud-based “learning engine”, our web-based applications feature a variety of functions such as online video classes, practice questions, discussion forums and prior actual tests. Our educational software products include eBoPo (signifying “energy and impact” in Chinese), which offers full subjects, online practice tests and instructions for K-12 level students. Our web-based applications complement our in-person classes and offer individualized services and tailored content based on each student’s specific learning needs. Our tutoring centers offer classroom instruction, small classes and one-on-one tutoring.

Our career enhancement services focus on undergraduates and recent graduates of universities and colleges, as well as employees and managers at businesses and corporations. We are the premium brand in China’s educational and career enhancement services market, notable for helping undergraduates and recent graduates enhance their practical job skills and improve their competitive positioning. Our career enhancement programs are mainly offered through our physical career enhancement service networks, which are strategically located in key economic centers across China, where there is a high concentration of companies in high-growth industries.

Our Genesis Career Enhancement (“Genesis”) business provides outbound and in-house management training for corporate clients. These corporate training programs are jointly designed with our corporate partners to create customized training for their employees. We have provided training services to approximately 366 corporate clients. Genesis has eight training offices across China and more than 22 professional trainers as of December 31, 2021.

We operate three-year polytechnic joint programs and four-year degree joint programs with universities and colleges to provide career enhancement services to students, primarily focusing on computer software outsourcing management majors. Under the joint programs, we provide and update courseware content, recruit and supply highly qualified teachers, and offer job placement channels. Our partnering universities and colleges ensure student enrollment, provide teaching facilities, and offer program degrees. These joint programs attract a large base of customers to whom we can offer our services and products. Certain courses or classes from the joint programs take place at our career enhancement centers and campus, and our students can also earn credits towards the degree programs from these courses or classes.

Our career enhancement centers currently focus on I.T. majors, including software engineering, graphic design, digital media, communication technology, big data analysis and Internet technology. The curriculum provides students with hands-on training in professional skills, including case studies, job environment simulation, specific technical skills needed to succeed in jobs, and “soft skills” training, including courses on time management, presentation, leadership and interview techniques. We design our career enhancement curriculum based on a deep understanding of target industries and the actual recruiting needs of the employers. In addition, we intend to partner with universities and establish joint colleges to offer educational and training programs to extend our current career enhancement curriculum to additional subject areas.

On November 20, 2017, we acquired Bay State College, a higher education institution offering career-focused post-secondary education with associates and bachelor’s programs in Business, Information Technology, Healthcare, Criminal Justice and Fashion. On March 6, 2020, we acquired NewSchool. NewSchool is a for-profit institution for higher education based in San Diego, California, with programs in Architecture, Construction Management, Product Design, Graphic Design & Interactive Media, and Interior Architecture and Design.

In November 2018, we launched a new Cross-Border College Program between Chinese and U.S. colleges. This program allows Chinese students to receive a three-year diploma from a Chinese college, equivalent to an associate degree from a U.S. college, and continue with a two-year advanced education program at our U.S. colleges.

In July 2021, we launched an open platform for education – OOOK, which provides high-quality, cross-terminal live and recording services, immersive and interactive live broadcast experiences that combine images and shared files, and one-stop operation management functions.

Since 2017, we have initiated a new business to provide intellectualized operational services to corporate clients, colleges and universities. Our intellectualized operational services integrate electronic equipment and devices with software applications, data analytics and wireless technology to transform operational networks by enhancing efficiency, lowering costs and improving experiences. The services consist of advisory services such as design and architecture, implementation services such as hardware deployment and application development, as well as optimization services. These services aim to leverage smart technologies to enhance the management experience of facilities, lighting, security, and staff. For example, we developed mobile applications for users to punch time clocks, open and close lockers, open and close office gates, turn on and off lights and air conditioners, set up remote visual conferences and manage other office administrative services through the applications.

Intelligent technology is changing education as the traditional learning environment no longer restricts students. Intelligent campuses and classes are becoming the trend leading to efficiency improvement, cost savings and enhanced experiences for students and staff. We will proactively introduce our intellectualized operational services to more universities and colleges to provide students access to educational resources regardless of location or device, increasing the potential for learning and teaching through cooperation with peers and experts worldwide and optimizing facilities to create a sustainable campus.

Student recruitment and retention

We employ a variety of marketing and recruiting methods to attract students and increase enrollment in our learning centers and schools. We recruit students to our tutoring centers and K-12 schools from local areas near these centers and schools while recruiting students to our career enhancement centers nationally throughout China. We recruit returning students from our tutoring centers and K-12 schools to our career enhancement programs by leveraging our vast student and corporate resources. We believe prospective students are attracted to our learning centers and schools due to our strong brand name, innovative teaching and learning models and practices, and high-quality, individualized services. Our proprietary cloud-based learning engine technology combined with offline teacher instruction ensures that students receive individualized orientation, instruction and progress assessment in a student-centered environment. By analyzing the accumulated data stored in each student’s learning records, our learning engine optimizes learning strategies and methods to provide personalized educational content for each student. The longer and more frequently a student uses our services and products, the more effective and efficient the services and content we provide them, thus enhancing students’ stickiness to utilize our services throughout their learning cycle. Students in our tutoring centers and K-12 schools have significantly improved their results in ZhongKao and GaoKao exams. We believe this has enhanced our reputation and increased our word-of-mouth referrals in the markets in which we participate. Our career enhancement centers help students identify their career goals early in life and provide them with project-based training to improve their employment opportunities.

Our technology infrastructure

We believe our proprietary technologies are one of our major strengths. We have devoted significant resources to the development of technologies to deliver of our educational and career enhancement services. These include our educational services platform, operational management platform and development and deployment platform. The educational services platform is the backbone that supports our educational and career enhancement services and product offerings to our students. The operational management platform supports our internal management and administrative applications for tutoring centers, K-12 schools, career enhancement centers and joint college programs. The development and deployment platform supports our educational services and operational management platforms, standardizing the development of and communication among our I.T. products and applications.

Educational services platform

Our educational services platform is built around and driven by our core proprietary technology, the “Learning Engine.” This cloud-based learning engine, utilizing advanced Internet and multi-media technologies, enables us to embed educational materials and cognitive theories, including memory curve and competency model theories, into our interactive learning products and services, such as the “eBoPo” series for educational services and “Career GPS System” for career enhancement services. Our learning engine creates an environment where personalized courses and instructions can be customized based on each student’s knowledge level, goals and learning needs. Our platform provides video streaming, PowerPoint and interactive testing functions via an open interface and multi-language channels. We have received a patent for our innovative Adaptive Computer-Assisted Learning System and Method platform from the United States Patent and Trademark Office, making us the first China-based education company to receive a U.S. patent in the field of adaptive learning methods.

Continued tracking

As part of the cloud-based learning engine, our learning tracking system comprehensively records students’ progress and achievements throughout the learning cycle. The system assesses students’ knowledge and competency level at the beginning of the learning cycle. It continually monitors interactions between the student and our system, keeping the student’s learning process and progress on file. The system can capture and memorize the way a student learns and then create a unique learning profile, which we refer to as each student’s “Learning Passport.” The system is also able to compare the student’s current performance with past achievements, both at an individual and at a peer group level, which gives the student a clear understanding of his or her current learning status and helps them adapt accordingly to the course materials and feedback.

Individualized learning experience for students

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

High-quality

Our personalized educational framework ensures that students receive high-quality educational experiences tailored to their individual needs. Our educational content and services are not linked to one teacher but rather to many highly-qualified and experienced educational experts who work closely with us to ensure that materials are of the highest quality and relevance for students. This means that wherever students live, in urban centers or rural villages across China, they are assured of the same high standard of resources and support at all times.

Operational management platform

We have built up an operational management platform to integrate our key management and administrative functions. We are developing additional functionality within the platform to track operational information within our operating segments. This functionality will allow us to have better period-to-period insights into the underlying drivers of our business within our distinct operating segments.

We have established an integrated service center to support our operations team by sharing resources across finance, human resources and I.T. departments. We also built up an Enterprise Resource Planning (ERP) system to standardize operating procedures. The establishment of the service center, ongoing integration of our Company-wide ERP system, and continued enhancements to our Standard Operating Procedure and transparent Vendor Evaluation System will provide an efficient platform to maximize internal resources, lower costs and integrate Standard Operating Procedures while unifying the Ambow brand and corporate culture. In addition, we have integrated Internet of Things (“IoT”) technology into our facility modernization and development programs. This supports our intelligent classroom concept, boosts resource utilization efficiency and promotes greener energy usage.

Development and deployment platform

Our Enterprise Service Bus (“ESB”) greatly facilitates our research, development and deployment efforts. As a widely-used software architecture, an ESB acts as a message broker between different business applications, reducing the number of point-to-point connections required to allow applications to communicate, making it easier to adapt a system to changes in one or more of its components. Through our standards-based ESB, our technology platform allows the rapid development and deployment of highly reliable, scalable and stable Internet-based cross-platform applications. We have also adopted the Model-View-Controller design pattern for our platform, which allows the layering of data, presentation and control modules, making the system more nimble, robust and manageable. In addition, the adaptor between the data and control layers easily allows for the integration of our services and products with third-party systems.

Intellectual property

We have developed our proprietary technology over the past decade. Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors, contributing to our competitive advantages in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others.

We have been awarded by the United States Patent and Trademark Office a patent (Patent No. US 8838016B2) for our innovative “Adaptive Computer-Assisted Learning System and Method” platform for enhancing learning outcomes.

In 2021, we were awarded by the United States Patent and Trademark Office two invention patents (Patent No: US011017565B1 and US11184577B2) for “Method and Device for Adaptively Controlling Multimedia Blackboard, Medium and Electronic Apparatus” and “Method and Device for Adjusting Multimedia Blackboard, Medium and Electronic Apparatus.” Moreover, we were approved and authorized in mainland China for four invention patents, ten utility model patents and seventeen design patents, and we own twenty-two domestic invention patents under the public announcement process. At the same time, we were approved and authorized in Taiwan for three invention patents, five utility model patents and two design patents. In addition, we have submitted applications for nine U.S. patents and eight Taiwan patents.

Our main website is www.ambow.com. In addition, we have registered certain domain names, including www.ambow.net. As well as building “Ambow” as a stand-alone brand, we intend to continue to co-brand “Ambow” with the brands of our acquired schools and programs for the foreseeable future in order to fully leverage their established local presence and reputation.

We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. There can also be no assurance that competitors will not develop similar intellectual properties independently. If others are able to copy and use our programs and services, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risk to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business.

Selling and marketing

To promote our brands in the fragmented domestic education market, we selectively and systematically market our products and build our brand names through a range of different marketing programs. By doing so, we intend to continue to implement a standard corporate identity across all Ambow schools, tutoring centers, career enhancement centers and campuses. Our marketing efforts include national marketing by our corporate headquarters and local marketing by individual schools, tutoring centers, career enhancement centers and campus, and focus primarily on:

●	Sponsoring charity and social events and forums around key educational events to build up our corporate image as the most trustworthy, life-long education and career enhancement partner in China;
●	Buying airtime on national and local media programs as well as advertising space on billboards and buses to raise the awareness of our educational and career enhancement services and programs;
●	Hosting industry summits with key corporate partners and participating in prestigious education conferences and events;
●	Partnering with local governments to provide positive support for local schools and the local job market; and
●	Further enhancing the brand promotion through Internet search engines and mobile social media platforms such as Weixin, Toutiao, and Douyin to maintain close interactions with potential users.

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

Competition

China’s educational and career enhancement services market is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face direct competition in each geographic market and each business segment in which we operate, though no single competitor operates in all of our business segments. The competition in our tutoring programs is from other education companies, and in our K-12 schools is from both public and private schools. To date, we have not faced significant, direct competition in our career enhancement centers, but we expect this to change as companies have begun to enter this market. We believe that the principal competitive factors in our markets include the following:

●	Alignment of individualized programs, services and products to the specific needs of students, parents, educators and employers;
●	Overall customer experience;
●	Scope and quality of programs, service and product offerings;
●	Proximity of services to the customers;
●	Brand recognition and reputation of service providers; and
●	Ability to effectively market programs, services and products to a broad base of prospective students.

We believe that our primary competitive advantages are our well-known “Ambow” brand in K-12 education and career enhancement services in China. In addition, our core proprietary technology, “Learning Engine,” is unique to the education service industry. Receiving a patent for our innovative Adaptive Computer-Assisted Learning System and Method platform from the United States Patent and Trademark Office has made us the first China-based education company to receive a U.S. patent in the field of adaptive learning methods. We are also recognized for our ability to deliver a standards-based, individualized curriculum with consistently high-quality across our schools, tutoring centers, training offices, career enhancement centers and campus. However, some of our existing and potential competitors may have more resources than us. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in customer demands, market needs or new technologies. In addition, we face competition from many different organizations that focus on some of our targeted markets, which may be more responsive to changes in student preferences in these markets.

In addition, the spread of the Internet and advancements in Internet and information technologies are eliminating geographic and cost-entry barriers to providing private educational and career enhancement services. As a result, many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than was previously required.

Seasonality

Our business is subject to seasonal variations. Historically, there are fewer educational service activities in our K-12 schools and CP&CE Programs during the first quarter due to the Chinese New Year holidays and the winter break, and during the third quarter due to the summer break.

Regulations

We operate our business in China under a legal regime comprising the State Council, the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the MIIT, the MCA, the State Administration for Market Regulation (the “SAMR,” formerly known as the State Administration for Industry and Commerce (the “SAIC”)), the MOFCOM, the SAFE, and their respective authorized local counterparts. This section summarizes the principal PRC regulations relating to our business.

Regulations on private education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education and the Implementing Rules for the Law for Promoting Private Education and the Regulations on Sino-foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress (“NPC”) enacted the Education Law of the PRC (“The Education Law”), which was amended on August 27, 2009, June 1, 2016, and April 30, 2021. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education, a system of national education examination and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and, in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of education organizations in accordance with PRC laws and regulations. The Education Law also stipulates that some basic conditions shall be fulfilled for the establishment of a school or any other institution of education, and the establishment, modification or termination of a school or any other institution of education shall, in accordance with the relevant PRC laws and regulations, go through the procedures of examination, verification, approval, registration or filing.

The Law for Promoting Private Education and the Implementing Rules for the Law for Promoting Private Education

The Law for Promoting Private Education (“the Amendment”) became effective on September 1, 2003, was revised on November 7, 2016, effective on September 1, 2017, and further amended on December 29, 2018. The Implementing Rules for the Law for Promoting Private Education became effective on April 1, 2004, and was amended on April 7, 2021, with an effective date of September 1, 2021. Under the law and these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing diploma education, pre-school education, education for self-study examinations, and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Private School Operation License by local or provincial-level counterparts of the MOE for operating a private school. In addition, it shall be registered with the local or provincial-level counterparts of the MCA as a privately run non-enterprise institution and issued a Private Non-Enterprise Organization Registration Certificate. Depending on the location of our private schools, the durations for our Private School Operation Licenses vary from one to two years and our Private Non-Enterprise Organization Registration Certificates vary from one to five years, with permission for renewal upon expiration.

Under the law and regulations discussed above, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. Furthermore, government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, the operation of a private school is highly regulated. For example, a non-profit private school shall collect fees pursuant to the measures stipulated by the relevant local government.

Private schools are divided into for-profit private schools and non-profit private schools. Investors of for-profit schools may require profit from the annual net balance of the school according to the Company Law of the PRC and other regulations.

The establishment and operation of private schools shall be in accordance with the above regulations. A sponsor of a private school shall make capital contributions to the school in a timely manner. The registered capital of a private school shall be paid in full when it is formally established and shall be compatible with its type, level and scale. Any social organizations or individuals shall not control private schools that provide compulsory education or non-profit private schools that provide pre-school education through mergers or structure contracts. The contributed capital can be in the form of tangible or non-tangible assets such as materials in kind, land use rights or intellectual property rights and becomes an asset of private schools.

In addition, private schools that provide compulsory education shall not conduct any transactions with their interested parties. Other private schools shall conduct transactions with their interested parties under the principles of openness, justification and fairness, which shall be conducted with reasonable pricing and through a standardized decision-making process and shall not harm the interests of the State, schools, teachers and students. Private schools shall establish information disclosure mechanisms for the transactions with their interested parties. The relevant government authorities, such as the education department, the human resources and social security departments and the financial department, shall strengthen the supervision of the execution of the agreements between non-profit private schools and their interested parties and shall review connected transactions annually.

According to the Company Law of the PRC, where a for-profit school distributes its annual net balance for the current financial year, it shall draw 10% of its annual net balance as the school’s statutory common reserve. If a for-profit school has an aggregate common reserve of more than 50% of its registered capital, it may elect not to draw any statutory common reserve. Where the aggregate balance of the school’s statutory common reserve is insufficient to cover any loss the school made in the previous financial year, the current financial year’s annual net balance shall first be used to cover the loss before any statutory common reserve is drawn, in accordance with the provisions of the preceding paragraph. Where losses have been covered and the statutory and discretionary common reserves have been drawn, any remaining annual net balance shall be distributed to investors.

Non-profit private schools shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to for-profit private schools shall be formulated by the relevant PRC authorities. However, since then, no such regulations regarding preferential tax policy for for-profit private schools have been promulgated.

Several Opinions of the State Council on Encouraging Social Forces to Set Up Education and Promoting the Healthy Development of Private Education

According to the Several Opinions of the State Council on Encouraging Social Forces to Set Up Education and Promoting the Healthy Development of Private Education, which the State Council of the PRC issued on December 29, 2016, innovative institutional mechanisms shall be implemented in the field of private education, which include but are not limited to: (i) classification registration and management shall apply to private schools, and the sponsors of private schools shall, at their own discretion, choose to run non-profit private schools or for-profit private schools; (ii) differential support policies shall apply to private schools. The people’s governments at all levels are responsible for formulating and perfecting support policies for non-profit private schools, including but not limited to government subsidies, government procurement services, fund incentives, donation incentives and land allocation. At the same time, the people’s governments at all levels may support the development of for-profit private schools by including but not limited to government procurement services and preferential tax treatments in accordance with the economic and social development and the request for public service; (iii) broaden the financing channels for private schools, encourage and attract private funds to enter into the field of private education. Furthermore, financial institutions are encouraged to provide loans to private schools with the pledge of the schools’ operating income in the future or intellectual property rights, while individual persons or entities are encouraged to donate to non-profit private schools.

Local people’s governments at various levels should perfect support policies for private schools, which include but are not limited to: (i) implementing the same subsidy policies for private schools, such as those students of private schools and public schools shall enjoy student loans, scholarships and other state funding policies equally; (ii) implementing incentive policies regarding taxes and fees for private schools. Private schools shall enjoy preferential tax treatments in accordance with national regulations, while non-profit private schools enjoy the same tax preferential treatments as public schools. Private schools shall be entitled to the same price policies for the use of electricity, water, gas and heat as public schools; and (iii) implementing differential land supply policies. Non-profit private schools enjoy the same land policy as public schools and may get land by way of land allocation; for-profit private schools shall get land in accordance with national regulations and policies.

Implementing Measures on Classification Registration of Private Schools

The Implementing Measures on Classification Registration of Private Schools (the “Classification Registration Rules”), jointly issued by the MOE, the Ministry of Human Resources and Social Security of the PRC, the MCA, the State Commission Office of Public Sectors Reform and the SAIC on December 30, 2016, with effect from the same day, state the establishment of a private school is subject to approval. Private Schools approved to be established shall apply for the registration certificate or business license in accordance with the Classification Registration Rules after they are granted the license for school operation by the competent governmental authorities.

The Classification Registration Rules are also applicable to private schools, which were established before November 7, 2016 (the “Existing Private Schools”). If an Existing Private School chooses to register as a non-profit private school, it shall amend its articles of association in accordance with laws, continue its school operation, and complete the new registration formalities. If an Existing Private School chooses to register as a for-profit private school, it shall make a financial settlement, clarify the ownership of the schools’ land, buildings and accumulations with the consent of the relevant departments of the people’s governments at or below the provincial level, pay relevant taxes and fees, obtain new school permits, carry out their re-registration and continue their school operation. The provincial people’s government is responsible for formulating detailed measures on the alteration registration of the private schools in accordance with national laws and the local situation.

Implementing Measures for the Supervision and Administration of For-profit Private Schools

The Implementing Measures for the Supervision and Administration of For-profit Private Schools was issued jointly by the MOE, the Ministry of Human Resources and Social Security and the SAIC on December 30, 2016. These detailed the supervision and administration of for-profit private schools regarding the establishment of schools, the organization structure, the education and teaching activities, finance and assets, the information publication, the change and termination of schools and the penalties for violation.

According to the Notice on the Registration and Administration of the Name of For-Profit Private Schools, which the MOE and the SAIC jointly issued on August 31, 2017, effective from September 1, 2017, a private school shall be registered as a limited liability company or a joint stock limited company according to the Company Law of the PRC and the Law for Promoting Private Education and its name shall comply with relevant laws and regulations on company registration and education.

As of December 31, 2021, we had, across our two reportable segments, a total of 13 schools in China that are registered as private schools as opposed to companies, of which one school is registered as non-profit school, while all other schools are registered as for-profit schools.

A.	K-12 schools

According to the 2021 Implementing Rules, the term “reasonable return” is no longer used and sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, while school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. Previously, we had three K-12 schools, comprising kindergarten, primary, middle and high schools. Primary and middle school education is considered compulsory education, while non-profit kindergarten and high school education are not considered compulsory education. With the implementation of the 2021 Implementing Rules with effect from September 1, 2021, we planned to sell our K-9 business. We have found a third party buyer and signed a definitive sales agreement, which is currently under registration process and expected to be completed within one year from December 31, 2021. As the transaction was not closed as of December 31, 2021, and such business did not meet the definition of a “component” under the US GAAP to be presented as a discontinued operation, we recorded the assets and liabilities of the K-9 business as “Held for Sale” in accordance with ASC360. Refer to Note 25 - Assets and Liability Classified as Held for Sale to the audited consolidated financial statements for further information. We’re not aware of any uncertainties related to the registration process and the sale of our K-9 business as of the date of this report.

We are undertaking the classified registration procedures of Changsha K-12 and Shenyang K-12 with local authorities as of the date of this report.

B.	Tutoring and career enhancement centers

Our tutoring and career enhancement centers registered as schools are not considered providers of compulsory education. Therefore the Company elected to register the majority of our tutoring and career enhancement centers as for-profit schools and elected one tutoring center as a non-profit school.

Foreign investment in education service industry

On March 15, 2019, the Foreign Investment Law of the PRC was formally passed by the 13th National People’s Congress, which came into effect on January 1, 2020. Pursuant to the Foreign Investment Law, China will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in “restricted” or “prohibited” industries prescribed in the Negative List.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) within China, and such investment activities including: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) a foreign investor invests through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Although the Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, it has a catch-all provision to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to classify contractual arrangements as a form of foreign investment.

The Foreign Investment Law also provides that the State establishes a foreign investment information report system. Foreign investors or the foreign investment enterprise shall submit investment information to the competent commerce department through the enterprise registration system and the enterprise credit information publicity system and the foreign investors or the foreign investment enterprise could be imposed a fine ranging from RMB100,000 to RMB500,000 by the competent commerce department for failing to report investment information as required to the foreign investment information report system. On December 30, 2019, MOFCOM and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign investment enterprise shall submit the investment information to the competent commerce department.

On December 26, 2019, the State Council promulgated the Implementation Regulations for the Foreign Investment Law of the PRC (the “Implementation Regulation for Foreign Investment Law”), which became effective on January 1, 2020. The Implementation Regulation for Foreign Investment Law provides that foreign investment enterprises established in accordance with the Law of the PRC on Sino-foreign Equity Joint Venture Enterprises, the Law of the PRC on Foreign Investment Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Venture Enterprises prior to implementation of the Foreign Investment Law may, within the five-year period following the implementation of the Foreign Investment Law, adjust their organization form, organization structure pursuant to the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and related laws, and complete change registration in accordance with the law, or may continue to retain their original enterprise organization form or organization structure. With effect from January 1, 2025, where an existing foreign investment enterprise has not adjusted its organization form or organization structure and complete the change registration in accordance with the law, the market regulatory authorities shall not process the application(s) for any other registration matter(s) of the said foreign investment enterprise, and shall publicly announce the relevant information.

According to the 2021 Negative List, unless provided in other laws, foreign investment in areas not listed on the 2021 Negative List is permitted and treated equally with domestic investment. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. According to the Opinions, Foreign investment is not allowed to hold any shares or invest in after-school curriculum-based training institutions through merge and acquisition, commissioned operations, franchise, variable interest entities, or other means and local government authorities do not allow foreign-invested entities to establish private schools to engage in curriculum-based tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and their VIEs. As of December 31, 2021, we had a total of 18 centers and schools in mainland China, comprised of 5 tutoring centers, 2 K-12 schools, 3 career enhancement centers and 8 training offices. The majority of our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and training offices.

Regulations on Sino-foreign cooperation in operating schools

Sino-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Sino-foreign Schools, promulgated in 2003 and revised in 2013 and 2019 respectively by the State Council and the Implementing Rules for the Regulations on Operating Sino-foreign Schools, or the Implementing Rules, which were issued by the MOE in 2004.

The regulations on Operating Sino-foreign Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC. Sino-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC.

Permits for Sino-foreign Cooperation in Operating Schools or Sino-foreign Cooperation Project shall be obtained from the relevant education authorities or from the authorities that regulate labor and social welfare in the PRC.

Regulations relating to after-school tutoring

On February 13, 2018, the MOE, the MCA, the Ministry of Human Resources and Social Security and the SAIC jointly promulgated the Circular on Alleviating After-school Burden on Primary and Secondary School Students and Implementing Inspections on After-school Training Institutions, pursuant to which the government authorities will carry out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. Moreover, after-school training institutions must file with the local education authorities and publicly present the classes, courses, target students, class hours and other information relating to their academic training courses (primarily including courses on Chinese and mathematics). After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions (such as Olympiad competitions) or level tests for students of primary and secondary schools. In addition, primary and secondary schools may not reference the student’s performance in the after-school training institutions as one of admission criteria.

On August 6, 2018, the General Office of the State Council issued the Opinions on Standardizing the Development of Off-Campus Training Institutions (the “State Council Circular 80”), which primarily regulates the after-school training institutions targeting students in elementary and middle schools. State Council Circular 80 reiterates prior guidance that after-school training institutions must obtain a private school operating permit, and further requires such institutions to meet certain minimum requirements. For example, after-school training institutions are required to (i) have a training premise that satisfies specific safety criteria, with an average area per student of no less than three square meters during the applicable training period; (ii) comply with relevant requirements relating to fire safety, environmental protection, hygiene, food operation and others; (iii) purchase personal safety insurance for their students to reduce safety risks; and (iv) avoid hiring any teachers who are working concurrently in primary or secondary schools, and ensure that teachers tutoring in academic subjects (such as Chinese, mathematics, English, physics, chemistry and biology) have the corresponding teacher qualification licenses. In addition, after-school training institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule or any training activities associated with student admission, and they are not allowed to organize any level test, rank examination or competition on academic subjects for primary and secondary students. The training content of after-school training institutions cannot exceed the corresponding national curricular standards and training progress shall not be more accelerated than the corresponding progress of local schools. According to State Council Circular 80, after-school training institutions are also required to disclose and file relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 p.m. each day or otherwise conflict with the teaching time of local primary and secondary schools. Course fees can only be collected for courses in three months or shorter installments. Moreover, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school training institutions within their administrative area. If an overseas listed after-school training institution publicizes overseas any periodical report, or any interim report on material adverse effect on its operation, it must concurrently publish the information in Chinese on its official website (or on the disclosure platform for securities exchange information in the absence of an official website). With respect to online education service providers, State Council Circular 80 provides a principle that regulatory authorities of networking, culture, information technology, radio and television industries should cooperate with regulatory authorities of education in supervising online education in their relevant industry.

On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of State Council issued the Opinions. The Opinions aims to further regulate after-school tutoring activities (including both online and offline tutoring) and effectively ease the burden of excessive homework and after-school tutoring for students at compulsory education stage. The Opinions provides a number of restrictive measures regulating the institutions engaging in online and offline tutoring business. Among others, the Opinions emphasize that curriculum subject- focused tutoring institutions shall be subject to strict examinations and shall be prohibited from going public for financing or conducting any capitalized operations. Listed companies shall not provide finance for or invest in any curriculum subject-focused tutoring institutions through stock market or purchase any asset from such institutions by issuing shares, paying cashes or other means. Foreign investors shall be prohibited from holding any shares of or investing in such institutions through merge and acquisition, commissioned operations, franchise, variable interest entities, or other means. Furthermore, after-school tutoring institutions shall not take up public holidays, weekends and winter and summer vacation periods to organize curriculum-based tutoring and non-curriculum-based tutoring institutions shall not engage in curriculum-based tutoring. It is stipulated in the Opinions that the supervision on curriculum-based tutoring institutions catering to general high school students shall be carried out in accordance with relevant provisions of the Opinions. The Opinions have also required provincial governments to refine and improve the measures according to local realities, establish specialized institutions, and define the road map, timetable and responsible persons for the special governance actions in accordance with the “Double Reduction” work objectives and tasks.

Regulations on online and distance education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by MOE in 2000, or the Online Education Regulations, educational websites and online education schools may provide education services in relation to higher education, elementary education, pre-school education, teacher education, occupational education, adult education and other educational services. Under the Online Education Regulations, “educational websites” refers to education websites providing education or education-related information services to website visitors by means of a database or an online education platform connected to the Internet or an educational television station through an Internet service provider, or ISP. Under the Online Education Regulations, “online education schools” refer to organizations providing academic education services or training services online and issuing various certificates. On March 13, 2017, the MOE abolished such regulations.

On February 3, 2016, the State Council promulgated the Decision of the State Council on Cancelling the Second Group of 152 Administrative Approval Items Designated by the Central Government for Implementation by Local Governments, which has cancelled the approvals of the education administrative department for online education schools and the educational websites.

The MOE and certain other PRC government authorities jointly promulgated the Implementation Opinions on Regulating Online After-school Training (the “Online After-school Training Opinions”_), as effective on July 12, 2019. The Online After-school Training Opinions is to regulate academic after-school training involving Internet technology provided to students in primary and secondary schools. The Online After-School Training Opinions requires, among others, that online after-school training institutions should file with the competent provincial regulatory authorities of education prior to October 31, 2019 and such regulatory authorities of education, jointly with other provincial government authorities, should review the filings and qualifications of the online after-school training institutions.

The Online After-school Training Opinions further provides that the competent provincial regulatory authorities of education should, jointly with other provincial government authorities, review the filings and qualifications of the online after-school training institutions by the end of December 2019, focusing on the following matters: (i) the training content should not include online games or other content or links irrelevant with the training itself, and should not be beyond the scope of relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. The training content and data should be stored for more than one year, among which the live streaming teaching videos should be stored for more than six months; (ii) each course should not be longer than 40 minutes and should be taken at intervals of not less than 10 minutes, and the training time should not conflict with the teaching time of primary and secondary schools. Each live streaming course provided to students receiving compulsory education should not end later than 9:00 p.m., and no homework should be left for primary school students in Grade 1 and Grade 2. The online after-school training platforms should have eye protection and parental supervision functions; (iii) the online after-school training institutions should not hire any teachers who are currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-school training institutions’ platforms and course interfaces should present the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their parents, the online after-school training institutions should verify the identification information of each student, and should not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year; (v) the charge items and standard and refund policy should be specifically presented on the training platforms. The prepaid fees can only be used for education and training purposes and cannot be used for other investment activities. If the prepaid fees are charged based on the number of classes, the prepaid fees are not allowed to be collected in a lump sum for more than 60 classes. If the prepaid fees are charged based on the length of the learning period, the prepaid fees are not allowed to be collected for a learning period of more than three months; and (vi) the online after-school training institutions with incompliance or issues identified by the competent provincial regulatory authorities of education must complete the rectification by the end of June 2020, and would be subject to fines, administrative order to suspend operations or other administrative sanctions if they fail to complete the rectification in time.

On March 30, 2021, the General Office of MOE promulgated the Notice of Further Strengthening the Sleep Management of Primary and Middle School Students, pursuant to which all the live online training activities on the online after-school training platforms shall end before 9 p.m.

Regulation of the software industry

Policies to Encourage the Development of Software

On June 24, 2000, the State Council issued Certain Policies to Encourage the Development of Software and Integrated Circuit Industries, or the Policies, to encourage the development of the software and integrated circuit industries in China and to enhance the competitiveness of the PRC information technology industry in the international market. The Policies encourage the development of the software and integrated circuit industries in China through various methods, including:

●	Encouraging venture capital investment in the software industry and providing capital to software enterprises or assisting such software enterprises to raise capital overseas;
●	Providing tax incentives, including an immediate tax rebate for taxpayers who sell self-developed software products, before 2010, of the amount of the statutory value-added tax that exceeds 3% and a number of exemptions and reduced corporate income tax rates;
●	Providing government support, such as government funding in the development of software technology;
●	Providing preferential treatments, such as credit facilities with low interest rates to enterprises that export software products;
●	Taking various strategies to ensure that the software industry has sufficient expertise; and

●	Implementing measures to enhance intellectual property protection in China.

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

Software copyright

The State Council promulgated the Regulations on the Protection of Computer Software, or the Software Protection Regulations, on December 20, 2001, which became effective on January 1, 2002 and last amended in 2013. The Software Protection Regulations were promulgated, among other things, to protect the copyright of computer software in China. According to the Software Protection Regulations, computer software that is independently developed is attached to physical goods will be protected. However, such protection does not apply to any ideas, mathematical concepts, processing and operation methods used in the development of software solutions. Under the Software Protection Regulations, PRC citizens, legal persons and organizations will enjoy copyright protection for computer software that they have developed, regardless of whether the software has been published. Foreigners or any person without a nationality shall enjoy copyright protection over computer software that they have developed, as long as such computer software was first distributed in China. Software of foreigners or any person without a nationality will enjoy copyright protection in China under these regulations in accordance with a bilateral agreement, if any, executed by and between China and the country to which the developer is a citizen of or in which the developer habitually resides, or in accordance with an international treaty to which China is a party. Under the Software Protection Regulations, owners of software copyright will enjoy the rights of publication, authorship, modification, duplication, issuance, lease, transmission on the information network, translation, licensing and transfer. Software copyright protection takes effect on the day of completion of the software’s development. The protection period for software developed by legal persons and other organizations is 50 years and ends on December 31 of the fiftieth year from the date the software solution was first published. However, the Software Protection Regulations will not protect the software if it is not published within 50 years from the date of the completion of its development. Civil remedies available under the Software Protection Regulations against infringements of copyright include cessation of the infringement, elimination of the effects, apology and compensation for losses. The copyright administrative authorities will order the infringer of software copyright to stop all infringing acts, confiscate illegal gains, confiscate and destroy infringing copies, and may impose a fine on the offender under certain circumstances.

Software copyright registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (whether a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant shall be granted a registration certificate by the China Copyright Protection Center. As of December 31, 2021, we have been issued 119 registration certificates for computer software copyrights, of which we use 119 of such registration certificates to operate our business.

Regulations on Internet information services

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures on September 25, 2000, or the Internet Information Measures, the MIIT and other regulatory authorities formulated and implemented a number of Internet-related regulations.

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

In July 2006, the MIIT posted on its website the Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services. The notice prohibits PRC ICP providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC ICP providers or their shareholders should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites.

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”), as most recently amended on February 6, 2016, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulates that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in an FIE that provides value-added telecommunications services. In addition, the major foreign investor who invests in a value-added telecommunications enterprise in China must demonstrate a positive track record and experience in providing such services. The term “major foreign investor” means the capital contributor whose capital contribution is highest among all the foreign investors and constituting 30% or more of the total capital contribution of all the foreign investors. Moreover, foreign investors that meet these qualification requirements that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals.

According to the 2021 Negative List, the foreign-invested shares of a value-added telecommunications services company shall not exceed 50% (except for e-commerce, domestic multiparty communications services, store and forward services and call center services).

Regulations on broadcasting audio-video programs through the Internet or other information network

On December 20, 2007, the State Administration of Radio, Film and Television (“SARFT”, currently known as the National Radio and Television Administration) and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and revised on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts; and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. There remain significant uncertainties relating to the interpretation and implementation of both the Internet Audio-Video Program Measures and the press release, in particularly with respect to the scope of “Internet Audio-Video Programs.” On April 1, 2010, SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Service (“Categories”), which was further amended on March 10, 2017 and clarified the scope of Internet Audio-Video Programs. According to the Categories, there are four categories of Internet audio-visual program service which in turn are divided into seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports and education.

We do not believe that we are required to apply for a License for Disseminating Audio-Video Programs through Information Network as an enterprise providing online education and test preparation courses. As an online education services provider, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not one of those providers of audio-video program services covered under the Internet Audio-Video Program Measures. In the event that we are deemed to be a provider of audio-video program services covered under the Internet Audio-Video Program Measures, we believe that pursuant to the press release it is possible that we may be allowed to continue our current operations and re-register with SARFT or MIIT in accordance with the published guidelines, as we were established prior to the promulgation of the Internet Audio-Video Program Measures and have not had any regulatory non-compliance records. We are closely monitoring the regulatory developments relating to the Internet Audio-Video Program Measures and we will register with the relevant governmental authorities and obtain the necessary license if required. However, if the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

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

On January 4, 2022, thirteen departments, including the MIIT and the Cyberspace Administration of China , jointly released the Measures for Cybersecurity Reviews (the “Cybersecurity Measures”) with an effective date of February 15, 2022. The Cybersecurity Measures stipulates that circumstances under which one party shall apply for cybersecurity review, including, among others, (i) the critical information infrastructure operators that intend to purchase internet products and services and Internet platform operators engaging in data processing activities that affect or may affect national security; and (ii) the Internet platform operators who possess personal information of at least one million users apply for “foreign” listing. However, the Cybersecurity Measures provide no further explanation or interpretation for “foreign” listing.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, or the Dissemination Protection Regulations, which became effective on July 1, 2006 and amended on January 30, 2013. The Dissemination Protection Regulations require that every organization or individual who disseminates a third-party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the copyright owner of such products, unless otherwise provided under relevant laws and regulations. The copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally evade, circumvent or otherwise assist others in evading such protective measures unless permissible under law. The Dissemination Protection Regulations also provide that permission from the copyright owners and compensation for the copyright-protected works is not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only. We hold copyrights for all of the course materials on our websites.

Regulation of domain names and website names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2021, we have registered 73 domain names with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

Domain names are protected under the Administrative Measures on the Internet Domain Names which was promulgated on August 24, 2017 and became effective on November 1, 2017 by MIIT. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which the China Internet Network Information Center is responsible for the daily administration of .cn domain names and Chinese domain names. As of December 31, 2021, we have registered 13 website names which are used in connection with our education business with Beijing Municipal Bureau of Industry and Commerce.

Regulation of privacy protection

In July 2013, the MIIT promulgated the Regulations on Protection of Personal Information of Telecommunication and Internet Users, which took effect on September 1, 2013, to regulate the collection and use of users’ personal information in the provision of telecommunication services and Internet information services in China and the personal information includes a user’s name, birth date, identification card number, address, phone number, account name, password and other information that can be used for identifying a user. Telecommunication business operators and Internet service providers are required to constitute their own rules for the collection and use of users’ information and they cannot collect or use of user’s information without users’ consent. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT and the Ministry of Public Security (the “MPS”), and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications and encourages search engines and app stores to clearly mark and recommend those certified apps. On November 28, 2019, the Cyberspace Administration of China, MIIT, the MPS and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including ‘‘failure to publish rules on the collection and usage of personal information’’, ‘‘failure to expressly state the purpose, manner and scope of the collection and usage of personal information’’, ‘‘collecting and using personal information without obtaining consents from users’’, ‘‘collecting personal information irrelevant to the services provided’’, ‘‘providing personal information to other parties without obtaining consent’’ and ‘‘failure to provide the function of deleting or correcting personal information as required by law or failure to publish the methods for complaints and reports or other information.’’

On June 10, 2021, the Standing Committee of the NPC issued the Data Security Law of the People’s Republic of China (the ‘‘Data Security Law’’), which took effect on September 1, 2021. The Data Security Law clarifies the scope of data to cover a wide range of information records generated from all aspects of production, operation and management of government affairs and enterprises in the process of the gradual transformation of digitalization, and requires that data collection shall be conducted in a legitimate and proper manner, and theft or illegal collection of data is not permitted. Data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. In addition, data processing activities shall be conducted on the basis of the graded protection system for cybersecurity. Monitoring of the data processing activities shall be strengthened, and remedial measures shall be taken immediately in case of discovery of risks regarding data security related defects or bugs. In case of data security incidents, responding measures shall be taken immediately, and disclosure to users and report to the competent authorities shall be made in a timely manner.

On August 20, 2021, the Standing Committee of the NPC issued the PRC Personal Information Protection Law (the ‘‘Personal Information Protection Law’’), which became effective on November 1, 2021, and sets forth detailed rules on handling personal information and legal responsibilities, including but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, and the individual’s rights and the processor’s obligations in the processing of personal information. The Personal Information Protection Law also strengthens the punishment for those who illegally process personal information.

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

Copyright . NPC amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection which extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. In February 2010 and November 2020, the Standing Committee of the NPC further amended the Copyright Law, which became effective on April 1, 2010 and June 1, 2021, respectively.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and MIIT jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 29, 2005. These measures became effective on May 30, 2005.

Trademark . The PRC Trademark Law, adopted in 1982 and revised in 2001, 2013 and 2019, protects the proprietary rights to registered trademarks. The Trademark Office under the National Intellectual Property Administration handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. “Ambow”, “, “ ”, “ ”, “ ”, “ ”, “ ”, “ ”, “ ”, “ ”, “ ” , “ ” , “ ” ,” ”, “ ” , “ ” , “ ” , “ ” , “ ” , “ ” ,” ”, “ ”, “ ”, “ ”, “ ”, “ ”, “ ”, “ ”, “ ”, “ ”, “ ”, “ ”, “ ”, “ ”, “ ”, “ ”, “ ”, “”, “ ”, “ ”, “ ”, “ ”, “ ”, “”, “”, “” and “ ” are our registered trademarks with the Trademark Office of the National Intellectual Property Administration in China.

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

Under current PRC regulations, a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

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

The diagrams below illustrate our corporate structure with respect to each of our significant subsidiaries and VIEs and the place of incorporation of each named entity as of December 31, 2021.

Ambow Education Holding Ltd. (Cayman)
Ambow Education Inc. (US)
Ambow Education Ltd. (Cayman)
Ambow Education Co., Ltd. (Cayman)
Ambow Education Management Ltd. (Cayman)
Ambow Education Group Ltd. (Hong Kong)
Ambow BSC Inc. (US)
AMBOW NSAD Inc.(US)
Ambow College Management Ltd. (Hong Kong)
Ambow Education (Hong Kong) Ltd.
Ambow Education Management (Hong Kong) Ltd.
Ambow Training Management Ltd. (Hong Kong)
Bay State College Inc. (US)
NewSchool of Architecture and Design, LLC. (US)
Chiao-Ling Hsu
Shu Hui Cai
60%
40%
IValley Co., Ltd. (Taiwan)
Offshore
Onshore
Beijing BoheLe Science and Technology Co.,Ltd（WOFE）
3 Entities
Beijing Ambow Shengying Education and Technology Co., Ltd. (WOFE)
Yao Xiang
Yanting Wang
Yao Xiang
Yanting Wang
Qing Shen
Xinguan Chen
Xuejun Xie
Jianguo Xue
70%
30%
30%
70%
60%
40%
90%
10%
Jinan LYZX Business Management Co., Ltd.
Beijing JFR Education & Technology Co., Ltd.
Beijing Le'an Operational Management Co., Ltd.
Beijing Ambow Shida Education Technology Co., Ltd.
2 Entities
2 Entities
4 Entities
Xuejun Xie
Gang Huang
Xuejun Xie
Gang Huang
Xuejun Xie
Gang Huang
Xuejun Xie
Gang Huang
64%
36%
57.38%
42.62%
60%
40%
60%
40%
Shanghai Ambow Education Information Consulting Co., Ltd.
Ambow Sihua Intelligent Technology Co.,Ltd
Ambow Rongye Education and Technology Co., Ltd.
Beijing Ambow Zhixin Education and Technology Co., Ltd.
2 Entities
1 Entities
46 Entities
9 Entities
Equity investment
Control by contractual arrangements

Notes:

(1)	Registered shareholders of Ambow Shida are Xuejun Xie and Jianguo Xue, both our officers, who own 90% and 10% of Ambow Shida, respectively.
(2)	Registered shareholders of Ambow Sihua are Xuejun Xie and Gang Huang, both our officers, who own 57.38% and 42.62% of Ambow Sihua, respectively.
(3)	Registered shareholders of Ambow Shanghai are Xuejun Xie and Gang Huang, both our officers, who own 64% and 36% of Ambow Shanghai, respectively.
(4)	Registered Shareholders of Ambow Zhixin are Xuejun Xie and Gang Huang, both our officers, who own 60% and 40% of Ambow Zhixin, respectively.
(5)	Registered Shareholders of Ambow Rongye are Xuejun Xie and Gang Huang, both our officers, who own 60% and 40% of Ambow Rongye, respectively.
(6)	Registered Shareholders of IValley are Chiao-ling Hsu, one of our officers, and Shu Hui Cai, one of our employees, who own 60% and 40% of IValley, respectively.

(7)	Registered Shareholders of Beijing Le’An are Qing Shen and Xingjuan Chen, who own 60% and 40% of Beijing Le’An, respectively.
(8)	Registered Shareholders of Beijing JFR are Xiang Yao and Yanting Wang, who own 30% and 70% of Beijing JFR, respectively.
(9)	Registered Shareholders of Jinan LYZX are Xiang Yao and Yanting Wang, who own 70% and 30% of Jinan LYZX, respectively.
(10)	Certain non-performing entities’ legal status included in the table above are to be cancelled which do not have significant business.

Ambow Shengying, BoheLe, OOOK WFOE and the acquired schools and learning centers are the principal operating entities for our business operations within China. Their functional currency is RMB. Ambow, Ambow Education Inc., Ambow NSAD Inc., Ambow BSC Inc., Bay State College, NewSchool, as well as our other investment holding companies, are the offshore principal operating entities. Their functional currency is US$. IValley and one of its subsidiaries are our business entities registered in Taiwan and their functional currency is TWD.

Ambow Shengying, BoheLe, OOOK WFOE and Ambow Education Management have entered into a series of contractual arrangements with each of the above domestic PRC companies or Taiwan company that enable us to:

●	Exercise effective control over our VIEs and their respective subsidiaries by having such VIEs’ shareholders pledge their respective equity interests in these VIEs to BoheLe, Ambow Shengying, OOOK WFOE and Ambow Education Management and, through powers of attorney, entrust all the rights to exercise their voting power over these VIEs to BoheLe, Ambow Shengying, OOOK WFOE and Ambow Education Management. There is no limitation on BoheLe and Ambow Shengying’s rights to exercise the voting power over the VIEs or to obtain and dispose of the pledged equity interests in the VIEs holding the tutoring centers and career enhancement centers by exercise of its call option or share pledge. BoheLe and Ambow Shengying’s rights to obtain and dispose of the pledged equity interests in the VIEs holding the K-12 schools by exercise of its call option or share pledge are subject to BoheLe and Ambow Shengying’s designating other PRC persons or entities to acquire the pledged equity interests in order not to violate PRC laws that prohibit or restrict foreign ownership in K-12 schools;
●	Receive economic benefits from the pre-tax profits of our VIEs and their respective subsidiaries in consideration for technical support, marketing and management consulting services provided by BoheLe, Ambow Shengying, OOOK WFOE and Ambow Education Management to our VIEs and their respective subsidiaries. Such economic benefits earned by BoheLe, Ambow Shengying, OOOK WFOE and Ambow Education Management were insignificant for the reporting period (which have been eliminated upon consolidation) in consideration of the services provided to our VIEs’ subsidiaries; and
●	Have an exclusive option to purchase all or part of the equity interests in our VIEs and all or part of the equity interest in its subsidiaries, as well as all or part of the assets of our VIEs, in each case when and to the extent permitted by applicable PRC or Taiwan law.

Accordingly, we treat these domestic PRC companies as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. Majority of these domestic PRC companies and their subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China.

Each of Ambow Shanghai, Ambow Sihua, Ambow Rongye and Ambow Zhixin has executed a series of control agreements with Ambow Shengying. Ambow Shida, Beijing Le’An, Beijing JFR and Jinan LYZX have executed a series of control agreements with BoheLe. Beijing OOOK has executed a series of control agreements with OOOK WFOE. They are described in more detail below through which agreements Ambow Shengying, OOOK WFOE and BoheLe exercise effective contractual control over Ambow Shida, Ambow Shanghai, Ambow Sihua, Ambow Rongye, Ambow Zhixin, Beijing Le’An, Beijing JFR, Jinan LYZX and Beijing OOOK. IValley has executed a series of control agreements with Ambow Education Management.

Ambow Shida, Ambow Sihua, Ambow Shanghai, Ambow Rongye, Ambow Zhixin, Beijing Le’An, Beijing JFR and Jinan LYZX each is a controlling entity operating one of our business lines, including tutoring centers, K-12 schools, career enhancement service centers and training offices, and each owns certain interest in a number of schools and entities. The detailed description of their interests as of December 31, 2021 is listed in Note 1(d) to audited consolidated financial statements.

Sponsorship interest under the Law of Promoting Private Education is substantially similar to equity interest under the PRC Company Law. Minor differences are illustrated in the following perspectives:

(1) Right to receive return on investment. Shareholders of companies are entitled to dividends for their investment, while not all sponsors of private schools can claim returns on their investment in the private schools. Under the Law for Promoting Private Education, the sponsors of a private school may decide to register their schools as either non-profit or for-profit schools but sponsors are not permitted to register for-profit schools that provide compulsory education. Sponsors of for-profit schools are entitled to receive profit distribution from the school while sponsors of non-profit schools cannot.

(2) The portion of after-tax profits available for distribution. The proportion of after-tax profits that can be distributed by a company to its shareholders is different from that can be distributed by a for-profit schools to its sponsors. Under the PRC Company Law, a company is required to allocate 10% of its after-tax profits to statutory reserve funds before making dividends to its shareholders while, under the Law for Promoting Private Education, a for-profit school is required to allocate no less than 10% of its annual net profit to its development fund and make allocation for mandatory expenses as required by applicable laws and regulations. Pursuant to an amendment to The Law for Promoting Private Education on November 7, 2016, which will go into effect on September 1, 2017, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations.

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

Share Pledge Agreement . BoheLe, Yuan Hao and Yue Liu, each a shareholder of Beijing Le’An entered a share pledge agreement, dated May 25, 2020 which was terminated on July 5, 2021. Pursuant to the amended and restated share pledge agreement, dated July 6, 2021, among BoheLe, Qing Shen and Xingjuan Chen, each a shareholder of Beijing Le’An, each of Qing Shen and Xingjuan Chen pledged all of their equity interest in Beijing Le’An to BoheLe to secure the performance of Beijing Le’An under a technology service agreement between BoheLe and Beijing Le’An dated July 6, 2021. If (a) Beijing Le’An fails to fulfill its payment obligation or other related obligations to the pledgee in accordance with the provisions of technology service agreement, or (b) the pledgors breach their duties or obligations thereunder, the pledgee shall have the right to exercise the pledge in any manner at any time it deems appropriate to the extent permitted by applicable law during the term of pledge, including without limitation: (a) to negotiate with the pledgors to discharge the secured debt with the pledged equity at a discount rate; (b) to sell off the pledged equity and use the proceeds thereof to discharge the secured debt; (c) to retain a relevant agency to auction all or part of the pledged equity; and/or (d) to otherwise dispose of the pledged equity appropriately to the extent permitted by applicable law. Each shareholder of Beijing Le’An also agreed that, without BoheLe’s prior written consent, each of Qing Shen and Xingjuan Chen shall not (i) make a proposal to amend the articles of association of Beijing Le’An or cause the making of such proposal, or increase or reduce Beijing Le’An’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iii) perform any act that may prejudice any rights of BoheLe under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of Beijing Le’An, (iv) distribute dividends to the shareholders in any form (however, upon BoheLe’s request, the pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. Without BoheLe’s prior written consent, the pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. BoheLe shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without the pledgor’s prior consent. The share pledge agreement shall remain in effect until the secured debt is fully repaid. The share pledge agreement may be unilaterally terminated by BoheLe. None of Qing Shen or Xingjuan Chen is entitled to unilaterally terminate the share pledge agreement. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement . BoheLe, Yuan Hao and Yue Liu, each a shareholder of Beijing Le’An entered call option agreement, dated May 25, 2020 which was terminated on July 5, 2021. Pursuant to the amended and restated call option agreement, dated July 6, 2021, among BoheLe, Qing Shen and Xingjuan Chen, each a shareholder of Beijing Le’An, each of Qing Shen and Xingjuan Chen irrevocably granted BoheLe or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Beijing Le’An. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Beijing Le’An and may be paid by the cancellation of indebtedness owed by such shareholder to BoheLe, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to BoheLe. BoheLe or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without BoheLe’s written consent, each of Qing Shen and Xingjuan Chen shall not transfer his or her equity interest in Beijing Le’An to any third party. Qing Shen and Xingjuan Chen represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in Beijing Le’An without BoheLe’s written consent, and (ii) during the term of the call option agreement, Qing Shen, Xingjuan Chen and Beijing Le’An have not engaged in and shall not engage in any act or omission that may cause any losses to BoheLe and may cause any reduction in value of the equity interests in Beijing Le’An held by Qing Shen and Xingjuan Chen. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, BoheLe shall have the right to terminate this agreement early upon twenty days’ prior notice, but Qing Shen and Xingjuan Chen shall not terminate this agreement early. BoheLe shall have the right to transfer its rights under the agreement and other agreements contemplated by the agreement at its sole discretion to any third party without Qing Shen and Xingjuan Chen’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney . BoheLe, Yuan Hao and Yue Liu, each a shareholder of Beijing Le’An entered powers of attorney, dated June 25, 2020 which was terminated on July 5, 2021. Under amended and restated powers of attorney, each dated July 6, 2021, each of Qing Shen and Xingjuan Chen granted to BoheLe the power to exercise all of his or her voting rights of Beijing Le’An during the term of the share pledge. The powers of attorney shall come into effect upon the date of execution. Unless terminated as agreed by the shareholders of Beijing Le’An and BoheLe, the powers of attorney shall remain effective during the term of pledge.

Loan Agreement . BoheLe, Yuan Hao and Yue Liu, each a shareholder of Beijing Le’An entered loan agreement, dated May 25, 2020 which was terminated on July 5, 2021. Pursuant to the loan agreement among BoheLe, Qing Shen and Xingjuan Chen dated July 6, 2021, BoheLe loaned RMB 3.0 million to Qing Shen and RMB 2.0 million to Xingjuan Chen to fund the registered capital requirements of a domestic PRC company. Ambow later formed Beijing Le’An to serve as this domestic PRC company. To the extent permitted by the relevant PRC laws, BoheLe shall determine at its sole discretion the timing and method of the repayment of the loans and notify borrowers in writing of such arrangements seven days in advance. Borrowers and BoheLe further agree that borrowers shall not repay the loan to BoheLe early unless BoheLe notifies borrowers in writing that the loans thereunder have expired or as otherwise provided therein. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Qing Shen and Xingjuan Chen in Beijing Le’An to BoheLe. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Chinese in Beijing. The award of the arbitration shall be final and binding upon the disputing parties.

Agreements that provide effective control over Beijing JFR

We have entered into a series of agreements with Beijing JFR and its shareholders. These agreements provide us with the ability to control Beijing JFR and grant us the exclusive option to purchase all of the equity interests of Beijing JFR. These agreements include:

Share Pledge Agreement . Pursuant to the share pledge agreement, dated July 20, 2021, among BoheLe, Xiang Yao and Yanting Wang, each a shareholder of Beijing JFR, each of Xiang Yao and Yanting Wang pledged all of their equity interest in Beijing JFR to BoheLe to secure the performance of Beijing JFR under a technology service agreement between BoheLe and Beijing JFR dated July 20, 2021. If (a) Beijing JFR fails to fulfill its payment obligation or other related obligations to the pledgee in accordance with the provisions of technology service agreement, or (b) the pledgors breach their duties or obligations thereunder, the pledgee shall have the right to exercise the pledge in any manner at any time it deems appropriate to the extent permitted by applicable law during the term of pledge, including without limitation: (a) to negotiate with the pledgors to discharge the secured debt with the pledged equity at a discount rate; (b) to sell off the pledged equity and use the proceeds thereof to discharge the secured debt; (c) to retain a relevant agency to auction all or part of the pledged equity; and/or (d) to otherwise dispose of the pledged equity appropriately to the extent permitted by applicable law. Each shareholder of Beijing JFR also agreed that, without BoheLe’s prior written consent, each of Xiang Yao and Yanting Wang shall not (i) make a proposal to amend the articles of association of Beijing JFR or cause the making of such proposal, or increase or reduce Beijing JFR’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iii) perform any act that may prejudice any rights of BoheLe under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of Beijing JFR, (iv) distribute dividends to the shareholders in any form (however, upon BoheLe’s request, the pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. Without BoheLe’s prior written consent, the pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. BoheLe shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without the pledgor’s prior consent. The share pledge agreement shall remain in effect until the secured debt is fully repaid. The share pledge agreement may be unilaterally terminated by BoheLe. None of Xiang Yao or Yanting Wang is entitled to unilaterally terminate the share pledge agreement. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement . Pursuant to the call option agreement, dated July 20, 2021, among BoheLe, Xiang Yao and Yanting Wang, each a shareholder of Beijing JFR, each of Xiang Yao and Yanting Wang irrevocably granted BoheLe or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Beijing JFR. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Beijing JFR and may be paid by the cancellation of indebtedness owed by such shareholder to BoheLe, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to BoheLe. BoheLe or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without BoheLe’s written consent, each of Xiang Yao and Yanting Wang shall not transfer his or her equity interest in Beijing JFR to any third party. Xiang Yao and Yanting Wang represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in Beijing JFR without BoheLe’s written consent, and (ii) during the term of the call option agreement, Xiang Yao, Yanting Wang and Beijing JFR have not engaged in and shall not engage in any act or omission that may cause any losses to BoheLe and may cause any reduction in value of the equity interests in Beijing JFR held by Xiang Yao and Yanting Wang. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, BoheLe shall have the right to terminate this agreement early upon twenty days’ prior notice, but Xiang Yao and Yanting Wang shall not terminate this agreement early. BoheLe shall have the right to transfer its rights under the agreement and other agreements contemplated by the agreement at its sole discretion to any third party without Xiang Yao and Yanting Wang’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney . Under powers of attorney, each dated July 20, 2021, each of Xiang Yao and Yanting Wang granted to BoheLe the power to exercise all of his or her voting rights of Beijing JFR during the term of the share pledge. The powers of attorney shall come into effect upon the date of execution. Unless terminated as agreed by the shareholders of Beijing JFR and BoheLe, the powers of attorney shall remain effective during the term of pledge.

Loan Agreement . Pursuant to the loan agreement among BoheLe, Xiang Yao and Yanting Wang dated July 20, 2021, BoheLe loaned RMB 0.03 million to Xiang Yao and RMB 0.07 million to Yanting Wang to fund the registered capital requirements of a domestic PRC company. Ambow later formed Beijing JFR to serve as this domestic PRC company. To the extent permitted by the relevant PRC laws, BoheLe shall determine at its sole discretion the timing and method of the repayment of the loans and notify borrowers in writing of such arrangements seven days in advance. Borrowers and BoheLe further agree that borrowers shall not repay the loan to BoheLe early unless BoheLe notifies borrowers in writing that the loans thereunder have expired or as otherwise provided therein. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Xiang Yao and Yanting Wang in Beijing JFR to BoheLe. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Chinese in Beijing. The award of the arbitration shall be final and binding upon the disputing parties.

Agreements that provide effective control over Beijing OOOK

We have entered into a series of agreements with Beijing OOOK and its shareholders. These agreements provide us with the ability to control Beijing OOOK and grant us the exclusive option to purchase all of the equity interests of Beijing OOOK. These agreements include:

Share Pledge Agreement . Pursuant to the share pledge agreement, dated September 22, 2021, among OOOK WOFE, Xuejun Xie and Gang Huang, each a shareholder of Beijing OOOK, each of Xuejun Xie and Gang Huang pledged all of their equity interest in Beijing OOOK to OOOK WOFE to secure the performance of Beijing OOOK under a technology service agreement between OOOK WOFE and Beijing OOOK dated September 22, 2021. If (a) Beijing OOOK fails to fulfill its payment obligation or other related obligations to the pledgee in accordance with the provisions of technology service agreement, or (b) the pledgors breach their duties or obligations thereunder, the pledgee shall have the right to exercise the pledge in any manner at any time it deems appropriate to the extent permitted by applicable law during the term of pledge, including without limitation: (a) to negotiate with the pledgors to discharge the secured debt with the pledged equity at a discount rate; (b) to sell off the pledged equity and use the proceeds thereof to discharge the secured debt; (c) to retain a relevant agency to auction all or part of the pledged equity; and/or (d) to otherwise dispose of the pledged equity appropriately to the extent permitted by applicable law. Each shareholder of Beijing OOOK also agreed that, without OOOK WOFE’s prior written consent, each of Xuejun Xie and Gang Huang shall not (i) make a proposal to amend the articles of association of Beijing OOOK or cause the making of such proposal, or increase or reduce Beijing OOOK’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iii) perform any act that may prejudice any rights of OOOK WOFE under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of Beijing OOOK, (iv) distribute dividends to the shareholders in any form (however, upon OOOK WOFE’s request, the pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. Without OOOK WOFE’s prior written consent, the pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. OOOK WOFE shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without the pledgor’s prior consent. The share pledge agreement shall remain in effect until the secured debt is fully repaid. The share pledge agreement may be unilaterally terminated by OOOK WOFE. None of Xuejun Xie or Gang Huang is entitled to unilaterally terminate the share pledge agreement. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement . Pursuant to the call option agreement, dated September 22, 2021, among OOOK WOFE, Xuejun Xie and Gang Huang, each a shareholder of Beijing OOOK, each of Xuejun Xie and Gang Huang irrevocably granted OOOK WOFE or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Beijing OOOK. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Beijing OOOK and may be paid by the cancellation of indebtedness owed by such shareholder to OOOK WOFE, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to OOOK WOFE. OOOK WOFE or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without OOOK WOFE’s written consent, each of Xuejun Xie and Gang Huang shall not transfer his or her equity interest in Beijing OOOK to any third party. Xuejun Xie and Gang Huang represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in Beijing OOOK without OOOK WOFE’s written consent, and (ii) during the term of the call option agreement, Xuejun Xie, Gang Huang and Beijing OOOK have not engaged in and shall not engage in any act or omission that may cause any losses to OOOK WOFE and may cause any reduction in value of the equity interests in Beijing OOOK held by Xuejun Xie and Gang Huang. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, OOOK WOFE shall have the right to terminate this agreement early upon twenty days’ prior notice, but Xuejun Xie and Gang Huang shall not terminate this agreement early. OOOK WOFE shall have the right to transfer its rights under the agreement and other agreements contemplated by the agreement at its sole discretion to any third party without Xuejun Xie and Gang Huang’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney . Under powers of attorney, each dated September 22, 2021, each of Xuejun Xie and Gang Huang granted to OOOK WOFE the power to exercise all of his or her voting rights of Beijing OOOK during the term of the share pledge. The powers of attorney shall come into effect upon the date of execution. Unless terminated as agreed by the shareholders of Beijing OOOK and OOOK WOFE, the powers of attorney shall remain effective during the term of pledge.

Loan Agreement . Pursuant to the loan agreement among OOOK WOFE, Xuejun Xie and Gang Huang dated September 22, 2021, OOOK WOFE loaned RMB 0.6 million to Xuejun Xie and RMB 0.4 million to Gang Huang to fund the registered capital requirements of a domestic PRC company. Ambow later formed Beijing OOOK to serve as this domestic PRC company. To the extent permitted by the relevant PRC laws, OOOK WOFE shall determine at its sole discretion the timing and method of the repayment of the loans and notify borrowers in writing of such arrangements seven days in advance. Borrowers and OOOK WOFE further agree that borrowers shall not repay the loan to OOOK WOFE early unless OOOK WOFE notifies borrowers in writing that the loans thereunder have expired or as otherwise provided therein. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Xuejun Xie and Gang Huang in Beijing OOOK to OOOK WOFE. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Chinese in Beijing. The award of the arbitration shall be final and binding upon the disputing parties.

Agreements that provide effective control over Jinan LYZX

We have entered into a series of agreements with Jinan LYZX and its shareholders. These agreements provide us with the ability to control Jinan LYZX and grant us the exclusive option to purchase all of the equity interests of Jinan LYZX. These agreements include:

Share Pledge Agreement . Pursuant to the share pledge agreement, dated July 20, 2021, among BoheLe, Xiang Yao and Yanting Wang, each a shareholder of Jinan LYZX, each of Xiang Yao and Yanting Wang pledged all of their equity interest in Jinan LYZX to BoheLe to secure the performance of Jinan LYZX under a technology service agreement between BoheLe and Jinan LYZX dated July 20, 2021. If (a) Jinan LYZX fails to fulfill its payment obligation or other related obligations to the pledgee in accordance with the provisions of technology service agreement, or (b) the pledgors breach their duties or obligations thereunder, the pledgee shall have the right to exercise the pledge in any manner at any time it deems appropriate to the extent permitted by applicable law during the term of pledge, including without limitation: (a) to negotiate with the pledgors to discharge the secured debt with the pledged equity at a discount rate; (b) to sell off the pledged equity and use the proceeds thereof to discharge the secured debt; (c) to retain a relevant agency to auction all or part of the pledged equity; and/or (d) to otherwise dispose of the pledged equity appropriately to the extent permitted by applicable law. Each shareholder of Jinan LYZX also agreed that, without BoheLe’s prior written consent, each of Xiang Yao and Yanting Wang shall not (i) make a proposal to amend the articles of association of Jinan LYZX or cause the making of such proposal, or increase or reduce Jinan LYZX’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iii) perform any act that may prejudice any rights of BoheLe under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of Jinan LYZX, (iv) distribute dividends to the shareholders in any form (however, upon BoheLe’s request, the pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. Without BoheLe’s prior written consent, the pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. BoheLe shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without the pledgor’s prior consent. The share pledge agreement shall remain in effect until the secured debt is fully repaid. The share pledge agreement may be unilaterally terminated by BoheLe. None of Xiang Yao or Yanting Wang is entitled to unilaterally terminate the share pledge agreement. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties. The share pledge has been registered with the local SAIC.

Call Option Agreement . Pursuant to the call option agreement, dated July 20, 2021, among BoheLe, Xiang Yao and Yanting Wang, each a shareholder of Jinan LYZX, each of Xiang Yao and Yanting Wang irrevocably granted BoheLe or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Jinan LYZX. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Jinan LYZX and may be paid by the cancellation of indebtedness owed by such shareholder to BoheLe, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to BoheLe. BoheLe or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without BoheLe’s written consent, each of Xiang Yao and Yanting Wang shall not transfer his or her equity interest in Jinan LYZX to any third party. Xiang Yao and Yanting Wang represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in Jinan LYZX without BoheLe’s written consent, and (ii) during the term of the call option agreement, Xiang Yao, Yanting Wang and Jinan LYZX have not engaged in and shall not engage in any act or omission that may cause any losses to BoheLe and may cause any reduction in value of the equity interests in Jinan LYZX held by Xiang Yao and Yanting Wang. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, BoheLe shall have the right to terminate this agreement early upon twenty days’ prior notice, but Xiang Yao and Yanting Wang shall not terminate this agreement early. BoheLe shall have the right to transfer its rights under the agreement and other agreements contemplated by the agreement at its sole discretion to any third party without Xiang Yao and Yanting Wang’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to CIETAC for arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney . Under powers of attorney, each dated July 20, 2021, each of Xiang Yao and Yanting Wang granted to BoheLe the power to exercise all of his or her voting rights of Jinan LYZX during the term of the share pledge. The powers of attorney shall come into effect upon the date of execution. Unless terminated as agreed by the shareholders of Jinan LYZX and BoheLe, the powers of attorney shall remain effective during the term of pledge.

Loan Agreement . Pursuant to the loan agreement among BoheLe, Xiang Yao and Yanting Wang dated July 20, 2021, BoheLe loaned RMB 0.07 million to Xiang Yao and RMB 0.03 million to Yanting Wang to fund the registered capital requirements of a domestic PRC company. Ambow later formed Jinan LYZX to serve as this domestic PRC company. To the extent permitted by the relevant PRC laws, BoheLe shall determine at its sole discretion the timing and method of the repayment of the loans and notify borrowers in writing of such arrangements seven days in advance. Borrowers and BoheLe further agree that borrowers shall not repay the loan to BoheLe early unless BoheLe notifies borrowers in writing that the loans thereunder have expired or as otherwise provided therein. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Xiang Yao and Yanting Wang in Jinan LYZX to BoheLe. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to CIETAC for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Chinese in Beijing. The award of the arbitration shall be final and binding upon the disputing parties.

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

Agreement that transfer economic benefits to us from Beijing Le’An and its subsidiaries

Technology Service Agreement Pursuant to the technology service agreement, dated July 6, 2021, by and between BoheLe and Beijing Le’An, BoheLe has the exclusive right to provide to Beijing Le’An (i) education or training solutions; (ii) employee training and technical support; (iii) management and consulting services related to Beijing Le’An’s operations; and (iv) other service arrangements under the consents from both BoheLe and Beijing Le’An, in exchange for certain service fees to be agreed to by the parties from time to time. Beijing Le’An shall not engage any other third party as its technology service provider without BoheLe’s prior written consent during the term of this agreement, while BoheLe shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by BoheLe upon either 15 days’ notice or Beijing Le’An’s failure to cure its breach of the agreement or by mutual written agreement at any time. Beijing Le’An shall not assign its rights and obligations under this agreement to any third party without BoheLe’s prior written consent, while BoheLe may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfer economic benefits to us from Beijing JFR and its subsidiaries

Technology Service Agreement Pursuant to the technology service agreement, dated July 20, 2021, by and between BoheLe and Beijing JFR, BoheLe has the exclusive right to provide to Beijing JFR (i) education or training solutions; (ii) employee training and technical support; (iii) management and consulting services related to Beijing JFR’s operations; and (iv) other service arrangements under the consents from both BoheLe and Beijing JFR, in exchange for certain service fees to be agreed to by the parties from time to time. Beijing JFR shall not engage any other third party as its technology service provider without BoheLe’s prior written consent during the term of this agreement, while BoheLe shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by BoheLe upon either 15 days’ notice or Beijing JFR’s failure to cure its breach of the agreement or by mutual written agreement at any time. Beijing JFR shall not assign its rights and obligations under this agreement to any third party without BoheLe’s prior written consent, while BoheLe may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfer economic benefits to us from Beijing OOOK and its subsidiaries

Technology Service Agreement Pursuant to the technology service agreement, dated September 22, 2021, by and between OOOK WOFE and Beijing OOOK, OOOK WOFE has the exclusive right to provide to Beijing OOOK (i) education or training solutions; (ii) employee training and technical support; (iii) management and consulting services related to Beijing OOOK’s operations; and (iv) other service arrangements under the consents from both OOOK WOFE and Beijing OOOK, in exchange for certain service fees to be agreed to by the parties from time to time. Beijing OOOK shall not engage any other third party as its technology service provider without OOOK WOFE’s prior written consent during the term of this agreement, while OOOK WOFE shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by OOOK WOFE upon either 15 days’ notice or Beijing OOOK’s failure to cure its breach of the agreement or by mutual written agreement at any time. Beijing OOOK shall not assign its rights and obligations under this agreement to any third party without OOOK WOFE’s prior written consent, while OOOK WOFE may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfer economic benefits to us from Jinan LYZX and its subsidiaries

Technology Service Agreement Pursuant to the technology service agreement, dated July 20, 2021, by and between BoheLe and Jinan LYZX, BoheLe has the exclusive right to provide to Jinan LYZX (i) education or training solutions; (ii) employee training and technical support; (iii) management and consulting services related to Jinan LYZX’s operations; and (iv) other service arrangements under the consents from both BoheLe and Jinan LYZX, in exchange for certain service fees to be agreed to by the parties from time to time. Jinan LYZX shall not engage any other third party as its technology service provider without BoheLe’s prior written consent during the term of this agreement, while BoheLe shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by BoheLe upon either 15 days’ notice or Jinan LYZX’s failure to cure its breach of the agreement or by mutual written agreement at any time. Jinan LYZX shall not assign its rights and obligations under this agreement to any third party without BoheLe’s prior written consent, while BoheLe may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to CIETAC for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

We believe the ownership structure of Ambow in China does not violate any applicable PRC laws or regulations currently in effect, and the contractual arrangements among Ambow Shengying, BoheLe and OOOK WFOE’s shareholders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and do not and will not violate any applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from our acknowledgement as above.

VIEs Financial Information

Set forth below is selected Consolidated Statements of Operations and Cash Flows for the fiscal years ended December 31, 2019, 2020 and 2021, and selected balance sheet information as of December 31, 2020 and 2021 showing financial information for parent company Ambow Education Holding Ltd., non-VIE subsidiaries, WOFEs, the VIEs and their subsidiaries, eliminating entries and consolidated information (RMB in thousands).

●	“parent” refers to Ambow Education Holding Ltd., a Cayman Island company;
●	“non-VIE subsidiaries” refer to the sum of (i) Ambow Education Inc., our wholly owned U.S. subsidiary, and its subsidiaries, (ii) Ambow Education Ltd., OOOK Holding Co., Ltd., and Ambow Education Management Ltd., which are our wholly owned Cayman subsidiaries, and their respective subsidiaries, and (iii) Ambow Education Group Ltd., a wholly owned Hong Kong subsidiary;
●	“VIEs and their subsidiaries” refer to the sum of (i) Shanghai Ambow, (ii) Ambow Sihua; (iii) Ambow Rongye, (iv) Ambow Zhixin, (v) Beijing OOOK, (vi) Ambow Shida, (vii) Beijing Le’an, (viii) Beijing JFR and (ix) Jinan LYZX and all their subsidiaries; and
●	“WFOEs” refers to the sum of (i) Ambow Shengying, (ii) BoheLe, (iii) OOOK WFOE and (iv) IValley.

Consolidated Statements of Operations Information

	Fiscal year ended December 31, 2021
				VIEs and
			Non-VIE	their
	Parent	WFOE	Subsidiaries	subsidiaries	Eliminations	Consolidated
(RMB’000)
Revenue	—	(2,023)	113,534	385,366	—	496,877
Cost of revenue	—	—	(100,574)	(238,984)	—	(339,558)
Operating expenses	(2,926)	(20,623)	(64,733)	(162,192)	—	(250,474)
Operating loss	(2,926)	(22,646)	(51,773)	(15,810)	—	(93,155)
Income from equity method investments	5,944	—	—	—	(5,944)	—
Net income (loss)	3,002	(19,760)	(39,838)	64,544	(5,944)	2,004

	Fiscal year ended December 31, 2020
				VIEs and
			Non-VIE	their
	Parent	WFOE	Subsidiaries	subsidiaries	Eliminations	Consolidated
(RMB’000)
Revenue	—	—	120,175	411,805	—	531,980
Cost of revenue	—	—	(104,956)	(282,534)	—	(387,490)
Operating expenses	(7,841)	(18,217)	(58,550)	(184,432)	—	(269,040)
Operating loss	(7,841)	(18,217)	(43,331)	(55,161)	—	(124,550)
Loss from equity method investments	(55,362)	—	—	—	55,362	—
Net (loss) income	(62,712)	(16,171)	4,143	(44,603)	55,362	(63,981)

	Fiscal year ended December 30, 2019
				VIEs and
			Non-VIE	their
	Parent	WFOE	Subsidiaries	subsidiaries	Eliminations	Consolidated
(RMB’000)
Revenue	—	—	80,729	503,180	—	583,909
Cost of revenue	—	—	(65,060)	(323,834)	—	(388,894)
Operating expenses	(12,380)	(18,692)	(40,912)	(220,701)	—	(292,685)
Operating loss	(12,380)	(18,692)	(25,243)	(41,355)	—	(97,670)
Loss from equity method investment	(159,282)	—	—	—	159,282	—
Net loss	(99,941)	(20,220)	(91,086)	(48,461)	159,282	(100,426)

Consolidated Balance Sheets Information

	As of December 31, 2021
				VIEs and
			Non-VIE	its
	Parent	WFOE	Subsidiaries	subsidiaries	Eliminations	Consolidated
(RMB’000)
Cash and cash equivalent	247	1,489	26,521	129,142	—	157,399
Intergroup balances	653,990	—	204,257	—	(858,247)	—
Other current assets	211	4,967	18,037	267,691	—	290,906
Non-current assets	404	120,026	173,545	227,882	—	521,857
Total assets	654,852	126,482	422,360	624,715	(858,247)	970,162
Intergroup balances	—	7,334	—	850,913	(858,247)	—
Investment deficit in subsidiaries and consolidated VIEs	504,760	—	—	—	(504,760)	—
Other current liabilities	3,895	3,143	75,920	520,264	—	603,222
Non-current liabilities	—	—	123,805	96,453	—	220,258
Total liabilities	508,655	10,477	199,725	1,467,630	(1,363,007)	823,480
Equity	146,197	116,005	222,635	(842,915)	504,760	146,682

	As of December 31, 2020
			Non-VIE	VIEs and its
	Parent	WFOE	Subsidiaries	subsidiaries	Eliminations	Consolidated
(RMB’000)
Cash and cash equivalent	226	4,957	46,369	67,269	—	118,821
Intergroup balances	915,469	10,296	—	—	(925,765)	—
Other current assets	211	16,460	14,197	274,440	—	305,308
Non-current assets	544	113,187	199,909	311,948	—	625,588
Total assets	916,450	144,900	260,475	653,657	(925,765)	1,049,717
Intergroup balances	—	—	37,575	888,190	(925,765)	—
Investment deficit in subsidiaries and consolidated VIEs	760,922	—	—	—	(760,922)	—
Other current liabilities	12,406	894	74,597	555,698	—	643,595
Non-current liabilities	—	—	155,293	109,675	—	264,968
Total liabilities	773,328	894	267,465	1,553,563	(1,686,687)	908,563
Equity	143,122	144,006	(6,990)	(899,906)	760,922	141,154

Consolidated Cash Flows Information

	Fiscal year ended December 31, 2021
				VIEs and
			Non-VIE	their
	Parent	WFOE	Subsidiaries	subsidiaries	Eliminations	Consolidated

Total cash provided by/(used in) operating activities	21	(5,987)	(22,604)	12,636	—	(15,934)
Purchase of property and equipment	—	(384)	—	(8,073)	—	(8,457)
Payment for leasehold improvement	—	—	—	(11,065)	—	(11,065)
Proceeds from disposal of subsidiaries, net of cash balance of disposed entities	—	—	—	(6,788)	—	(6,788)
Loans to third parties	—	(8,000)	(3,188)	—	—	(11,188)
Other investing activities	—	11,500	—	133,194	—	144,694
Total cash provided by/(used in) investing activities	—	3,116	(3,188)	107,268	—	107,196
Proceeds from minority shareholder capital injection	—	—	—	100	—	100
Proceeds from short-term borrowing	—	—	—	10,000	—	10,000
Repayment of short-term borrowing	—	—	—	(10,000)	—	(10,000)
Proceeds from borrowing from third party	—	—	5,738	—	—	5,738
Total cash provided by financing activities	—	—	5,738	100	—	5,838
Effect of exchange rate changes	—	—	206	—	—	206
Net change in cash, cash equivalents and restricted cash, including cash classified within assets held for sale	21	(2,871)	(19,848)	120,004	—	97,306
Less: Net change in cash, cash equivalents and restricted cash included in assets held for sale	—	—	—	57,729	—	57,729
Net change in cash, cash equivalents and restricted cash	21	(2,871)	(19,848)	62,275	—	39,577
Cash, cash equivalents and restricted cash at beginning of year	226	4,957	46,369	68,093	—	119,645
Cash, cash equivalents and restricted cash at end of year	247	2,086	26,521	130,368	—	159,222

	Fiscal year ended December 31, 2020
				VIEs and
			Non-VIE	their
	Parent	WFOE	Subsidiaries	subsidiaries	Eliminations	Consolidated

Total cash (used in)/provided by operating activities	(36,005)	(13,649)	(10,841)	65,307	—	4,812
Purchase of property and equipment	—	—	(356)	(2,538)	—	(2,894)
Payment for leasehold improvement	—	—	—	(7,914)	—	(7,914)
Purchase of subsidiaries, net of cash acquired	—	—	37,622	—	—	37,622
Loan to third party	—	(33,600)	—	—	—	(33,600)
Other investing activities	—	—	—	(91,727)	—	(91,727)
Total cash (used in)/provided by investing activities	—	(33,600)	37,266	(102,179)	—	(98,513)
Proceeds from issuance of ordinary shares, net of expenses	35,578	—	—	—	—	35,578
Proceeds from short-term borrowing	—	—	—	10,000	—	10,000
Repayments of long-term borrowing	—	—	9,594	—	—	9,594
Total cash provided by financing activities	35,578	—	9,594	10,000	—	55,172
Effect of exchange rate changes	—	—	574	—	—	574
Net change in cash, cash equivalents and restricted cash	(427)	(47,249)	36,593	(26,872)	—	(37,955)
Cash, cash equivalents and restricted cash at beginning of year	653	52,206	9,776	94,965	—	157,600
Cash, cash equivalents and restricted cash at end of year	226	4,957	46,369	68,093	—	119,645

	Fiscal year ended December 31, 2019
				VIEs and
			Non-VIE	their
	Parent	WFOE	Subsidiaries	subsidiaries	Eliminations	Consolidated

Total cash provided by/(used in) operating activities	36,738	82,338	2,112	(131,398)	—	(10,210)
Purchase of property and equipment	—	(219)	(190)	(8,295)	—	(8,704)
Payment for leasehold improvement	—	(92)	(190)	(7,777)	—	(8,059)
Payment as result of disposal of subsidiaries, net of cash balance of disposal entity	—	(25,532)	—	—	—	(25,532)
Purchase of other non-current assets	—	(40,000)	—	(14,142)	—	(54,142)
Other investing activities	—	33,677	—	29,607	—	63,284
Total cash used in investing activities	—	(32,166)	(380)	(607)	—	(33,153)
Proceeds from minority shareholder capital injection	—	—	—	559	—	559
Repayment of short-term borrowing	(41,179)	—	—	—	—	(41,179)
Total cash (used in)/provided by financing activities	(41,179)	—	—	559	—	(40,620)
Effect of exchange rate changes	—	—	75	—	—	75
Net change in cash, cash equivalents and restricted cash	(4,441)	50,172	1,807	(131,446)	—	(83,908)
Cash, cash equivalents and restricted cash at beginning of year	5,094	2,034	7,969	226,411	—	241,508
Cash, cash equivalents and restricted cash at end of year	653	52,206	9,776	94,965	—	157,600

Transfer of Cash Through our Organization

For the year ended December 31, 2019, IValley, Ambow's variable interest entity in Taiwan, returned interest-free-loan of RMB 29.2 million (US$ 4.2 million) to Ambow. There was nil cash flow between Ambow and its VIEs and their subsidiaries in PRC in 2019. For the years ended December 31, 2020 and 2021, there was nil cash flow between Ambow and its VIEs and their subsidiaries in PRC and Taiwan.

Dividends and Other Distributions

See “Item 3. Key Information — D. Risk Factors — General Risk Factors - Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us or any other affiliated company.”, and “Item 8. Financial Information — A. Consolidated Financial Statements and other Financial Information —Dividends”.

D.	Property, Plant and Equipment

Our headquarters are located in Beijing, China, where we own approximately 16,350 square feet of office space. In addition, we lease certain properties for our K-12 schools, tutoring centers, career enhancement centers, training offices and career enhancement college campuses.

Item 4A     Unresolved Staff Comments

Not applicable.

Item 5.     Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements for the periods specified including the notes thereto included elsewhere in this annual report on Form 20-F as well as “Item 3.A Key Information—Selected Consolidated Financial Data.” We undertake no obligation to update publicly any forward-looking statements in this annual report on Form 20-F. We are omitting the discussion of the 2019 results of operations. Our financial statements as of and for the year ended December 31, 2019 can be found under Item 5A in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed on April 22, 2020 and is available for review at www.sec.gov.

A.	Operating Results

Overview

Our business addresses three critical demands in the education market of China and U.S., students’ aspirations to be admitted into top post-secondary schools, the desire for graduates of those schools to obtain more attractive jobs and the need for schools and corporate clients to optimize their teaching and operating environment. We offer high-quality, individualized services and products through our integrated online and offline delivery model powered by our proprietary technologies and robust infrastructure.

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

Our net revenues decreased from RMB 532.0 million in 2020 to RMB 496.9 million (US$ 78.0 million) in 2021. The decrease from 2020 to 2021 was mainly due to the impact of the 2021 Implementing Rules in September 2021 on our K-12 Schools, which led to the the planned sale of our K-9 business and no income or loss of the K-9 business since September 2021 was recorded on the Group’s financial statements for the year 2021 according to the agreement between us and the buyer. The decrease was also partially due to the impact of the issuance of the Opinions in the second half year of 2021 to our tutoring business, which led to closure of our certain tutoring centers in the year.

Our net loss was RMB 64.0 million in 2020 and changed to net income of RMB 2.0 million (US$ 0.3 million) in 2021.

Net revenues from our K-12 Schools segment accounted for 54.8% and 54.4% of our total net revenues in 2020 and 2021, respectively. Net revenues from our CP&CE Programs accounted for 45.2% and 45.6% of our total net revenues in 2020 and 2021, respectively.

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

Factors affecting our results of operations

General factors affecting our results of operations

We have benefited significantly from the following recent trends in the China educational and career enhancement services market:

●	Rapid growth in disposable household income;
●	Intense competition in the education sector and the job market;
●	Rapid economic growth;
●	Increasing hiring needs of existing and new companies doing business in China; and
●	The increased availability and utilization of advanced learning technologies to supplement the traditional education delivery model.

The overall economic growth and the increase in the GDP per capita in China have led to a significant increase in spending on education in China. In addition, education is a welcomed and supported industry in China, which means that education service providers often get preferential treatment in terms of infrastructure support and tax rates. We anticipate that the demand for private education and career enhancement training in China will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the education and career enhancement industries in China, which in turn may harm our business and results of operations. We are subject to a legal regime consisting of regulations governing various aspects of our business such as regulations on education, software, internet, audio-video broadcasting, tax, information security, privacy, copyright and trademark protection and foreign exchange. These regulations are evolving and are subject to frequent changes which may materially adversely affect our business in all aspects such as the operation of our K-12 schools, tutoring centers, career enhancement centers and training offices through the VIE structure. Although the lessors of some of our leased properties do not have effective ownership certificates, we believe the risk is remote that our ability to maintain and obtain or renew our licenses or permits for our business operations will be adversely affected by such issues.

Specific factors affecting our results of operations

While our business is influenced by factors affecting the education and career enhancement industries in China generally and by conditions in each of the geographic markets we serve within China, we believe our business is more directly affected by company-specific factors, including, among others:

●	The number of student enrollments . The number of student enrollments is largely driven by the demand for the educational programs offered by K-12 Schools and CP&CE Programs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our tutoring centers, K-12 schools, career enhancement centers and college, and training offices, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We plan to continue to add new offerings to better attract students of different needs and provide cross-selling opportunities.
●	The amount of fees we charge . We determine course fees for our tutoring and career enhancement services primarily based on demand for our courses, the targeted market for our courses, the geographic location and capacity of the center, costs of delivering our services, and the course fees charged by our competitors for the same or similar courses.

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

●	Our costs and expenses . We incur costs and expenses at both the head quarter level and at our tutoring centers, K-12 schools, training offices, career enhancement centers and campuses. Our most significant costs are compensation and social welfare paid to/for our teachers, rental and teaching related expenses. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

According to the 2021 Implementing Rules, private schools may be operated as non-profit schools or for-profit schools, but the nine-year compulsory education schools cannot be operated as for-profit schools. We planned to sell Shuyang K-12 and business providing compulsory education services at Changsha K-12 and Shenyang K-12. We have found a third party buyer and signed a definitive sales agreement, which is currently under registration process and expected to be completed within one year from December 31, 2021. We’re not aware of any uncertainties related to the registration process and the sale of our K-9 business as of the date of this report. We are currently operating two K-12 schools as for-profit schools.

Effects of disposals and other strategic plans

In 2020 and 2021, we closed several subsidiaries and branch companies through the deregistration procedures of local governmental and corporate service institutions, and disposed several subsidiaries. Those subsidiaries and branch companies had no business operations and had accumulated deficits for years. As a result, we recognized gain from deregistration and disposal of those subsidiaries and schools in a collective amount of RMB 4.7 million in 2020 and RMB 13.5 in 2021, respectively.

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

On May 14, 2021, the PRC State Council promulgated the 2021 Implementing Rules for the Law for Promoting Private Education, which became effective on September 1, 2021. The 2021 Implementing Rules prohibit foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties from controlling private schools that provide compulsory education by means of mergers, acquisitions, contractual arrangements, etc. To comply with the 2021 Implementing Rules, we planned to sell our business providing compulsory education business at our three K-12 schools. We have found a third party buyer and signed a definitive sales agreement, which is currently under registration process and expected to be completed within one year from December 31, 2021. As the transaction was not closed as of December 31, 2021, and such business did not meet the definition of a “component” under the US GAAP to be presented as a discontinued operation, we recorded the assets and liabilities of the K-9 business as “Held for Sale” in accordance with ASC360. Refer to Note 25 - Assets and Liability Classified as Held to the audited consolidated financial statements for Sale for further information. We’re not aware of any uncertainties related to the registration process and the sale of our K-9 business as of the date of this report.

There were no other material acquisitions and disposals during the years 2020 and 2021.

Key financial performance indicators

Our key financial performance indicators consist of our net revenues, cost of revenues gross profit and operating expenses, which are discussed in greater detail below. The following table sets forth our net revenues, cost of revenues and gross profit, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Years Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Net revenues	531,980	100.0	496,877	77,971	100.0
Cost of revenues	(387,490)	(72.8)	(339,558)	(53,285)	(68.3)
Gross Profit	144,490	27.2	157,319	24,686	31.7

Net revenues

In 2020 and 2021, we generated net revenues of RMB 532.0 million and RMB 496.9 million (US$ 78.0 million), respectively.

The decrease from 2020 to 2021 was mainly due to the impact of the 2021 Implementing Rules in September 2021 on our K-12 Schools, which led to the the planned sale of our K-9 business and no income or loss of the K-9 business since September 2021 was recorded on the Group’s financial statements for the year 2021 according to the agreement between us and the buyer. The decrease was also partially due to the impact of the issuance of the Opinions in the second half year of 2021 to our tutoring business, which led to closure of our certain tutoring centers in the year.

We derived net revenues from our two reportable segments in terms of percentages of our overall net revenues as follows in 2020 and 2021:

	For the Years Ended December 31,
	2020	2021
	%	%
K-12 Schools:	54.8	54.4

CP&CE Programs:	45.2	45.6

K-12 Schools . We operated two K-12 schools as of December 31, 2021, providing full curriculum services to high school students. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly take place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB 7,000 to RMB 80,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 60 students per class.

CP&CE Programs . Our CP&CE Programs include tutoring services and career enhancement services. Our tutoring service provided educational services in our 5 tutoring centers as of December 31, 2021. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to nine months. The most significant factors that directly affect our net revenues in our tutoring services are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB 100 to RMB 16,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are delivered in class settings ranging from 4 students to 20 students per class. In addition, we also deliver these services in premium classes, including one-on-one tutoring.

Our career enhancement services are provided in our 14 career enhancement centers, which include 3 career centers, 8 training offices and 3 career enhancement college campuses. We recognize revenues over the period of the services, which typically ranges from several days to 12 months. Course fees are either collected in advance and recorded as deferred revenues or recorded as accounts receivable and collected within credit periods. The most significant factors that directly affect our revenues in our career enhancement segment are the number of enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as soft skills, information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB 400 to RMB 20,000 per program with course lengths ranging from several days to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class. The corporate trainings are all tailor-made according to customer companies’ requirements, and normally are delivered to 10 to 30 persons per course.

Cost of revenues

Cost of revenues for our educational and career enhancement programs and services primarily consists of:

●	Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools, tutoring centers and career enhancement centers. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;
●	Rental, utilities, water and other operating expenses for the operation of our school and center properties;
●	Depreciation and amortization of properties, leasehold improvement and equipment used in the provision of educational and career enhancement services and accommodation facilities;
●	Cost to purchase meals, residence, uniform and other students related services; and
●	Amortization of student population intangible assets.

●	K-12 Schools . Cost of revenues for our K-12 Schools segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property, leasehold improvement and equipment used in the provision of educational services, cost to purchase meals, residence, uniform, school bus and other students related services, and to a lesser extent, costs of course materials.
●	CP&CE Programs . Cost of revenues for our CP&CE Programs segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, training offices and campuses, depreciation and amortization of property, leasehold improvement and equipment used in the provision of educational services, and cost to purchase meals, residence and other students related services.

Gross profit

Gross profit as a percentage of our net revenues was 27.2% and 31.7% in 2020 and 2021, respectively. The increase in gross profit margin from 2020 to 2021 was mainly attributable to decrease in the cost of revenues from stringent cost controls.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the years indicated.

	For the Years Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Net revenues	531,980	100	496,877	77,971	100
Operating expenses:
Selling and marketing	(52,355)	(9.8)	(55,468)	(8,704)	(11.2)
General and administrative	(174,283)	(32.8)	(169,994)	(26,676)	(34.2)
Research and development	(5,703)	(1.1)	(14,487)	(2,273)	(2.9)
Impairment loss	(36,699)	(6.9)	(10,525)	(1,652)	(2.1)

Total operating expenses	(269,040)	(50.6)	(250,474)	(39,305)	(50.4)

Selling and marketing expenses. Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The increase in selling and marketing expenses from 2020 to 2021 was insignificant.

General and administrative expenses. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities as well as bad debt provision. Our general and administrative expenses decreased from RMB 174.3 million in 2020 to RMB 170.0 million in 2021, which was mainly due to stringent expense controls to improve operating efficiency.

Research and development expenses. Our research and development expenses primarily consist of compensation, benefits and other headcount-related costs associated with the development of our online education technology platform and courseware and outsourced development costs. The increase from 2020 to 2021 was mainly due to more expenditures on compensation.

Impairment loss. Our impairment loss was related to the impairment of property and equipment, intangible assets and operating lease right-of-use assets. See Note 8, Note 9 and Note 19 to audited consolidated financial statements for further detail.

Share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Years Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Allocation of share-based expenses:
General and administrative	(947)	100.0	(883)	(139)	100.0

Total share-based expenses	(947)	100.0	(883)	(139)	100.0

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

Taxation

Ambow is a Cayman Islands company and it currently conducts operations primarily through its subsidiaries in China, their VIEs and VIEs’ subsidiaries. Under the current laws of the Cayman Islands, Ambow and its Cayman Island subsidiaries are not subject to tax on their income or capital gains. In addition, the payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Ambow also has six entities incorporated in Hong Kong which were subject to Hong Kong profit. Hong Kong’s two-tier income tax system was officially implemented on April 1, 2018. Only one of our subsidiaries in Hong Kong is subject to profits tax rate of 8.25% for the first HK$ 2.0 million of assessable profits. Profits exceeding HK$ 2.0 million and other subsidiaries in Hong Kong are taxed at 16.5%.

Entity incorporated in Taiwan is subject to Taiwan profit tax at a rate of 17%.

As outlined in “Item 4.C — Information on the Company — Organizational Structure,” we operate a number of subsidiaries and through their VIEs, schools, tutoring centers, training offices and career enhancement centers in China. The following is a summary of the types and rates of taxation to which our China entities are subject to.

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

As of December 31, 2020 and 2021, the payable balances for VAT were RMB 2.2 million and RMB 2.7 million, respectively.

Business tax

In PRC, business taxes used to be imposed by the government on the revenues arising from the provision of taxable services including but not limited to education in the years before 2016. The business tax rates for our subsidiaries and consolidated variable interest entities ranged from 3% to 5%. Business tax was then replaced by the VAT from 2016 and thereafter.

As of December 31, 2020 and 2021, the payable balances for business tax were RMB 17.3 million and RMB 17.3 million, respectively.

Income tax

Current income taxes are provided for in accordance with the laws and regulations set out below. Deferred income taxes are recognized when temporary differences exist between the tax bases and their reported amounts in the consolidated financial statements.

Corporate entities

The PRC Enterprise Income Tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. EIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises, except for certain entities that are entitled to tax holidays and exemptions.

EIT Law also imposes a withholding income tax rate of 10% on dividends distributed by a foreign invested enterprise, or FIE to its immediate holding company outside of PRC. However, a lower withholding income tax rate of 5% would be applied after the immediate holding company was registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company, and satisfies the criteria of a beneficial owner set out in Circular Guoshuihan (2009) No. 601, a circular issued by the State Administration of Taxation on October 27, 2009 on how to understand and identify a beneficial owner in tax treatments. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a circular which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the EIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to EIT Law and EIT Implementing Regulations, a tax resident enterprise is an entity incorporated in the PRC, or incorporated outside the PRC but its “place of effective management” is in the PRC. The company assessed and concluded that it does not satisfy the definition of a tax resident enterprise. The company has further determined that its FIEs in PRC will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the company did not record any withholding tax on the retained earnings of its FIEs in PRC for the years ended December 31, 2019, 2020 and 20201.

Private schools

According to The Law for Promoting Private Education promulgated on November 7, 2016 and went into effect on September 1, 2017. Pursuant to this amendment, sponsors of private schools may choose to register their schools as either non-profit or for-profit schools but sponsors are not permitted to register for-profit schools that provide compulsory education. Non-profit private schools will be entitled to the same tax benefits as public schools, while for-profit private schools may be subject to 25% enterprise income tax rate. The Group’s private schools are registered as for-profit. The Group has recognized income tax payable for its private schools using the unified income tax rate of 25% because the obligation was considered probable.

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

The entities apart from the consolidated VIEs mainly include Ambow Education Holding Ltd., Ambow Shengying, BoheLe, OOOK WFOE, OOOK Holding Co., Ltd. and its subsidiaries, Ambow Education Inc., Ambow BSC Inc., Bay State College, Ambow NSAD Inc., NewSchool, two holding companies registered in Cayman and five holding companies registered in Hong Kong. Except for Bay State College and NewSchool, these entities are all for equity investment holding purpose.

To comply with the 2021 Implementing Rules, we planned to sell our business providing compulsory education services at our three K-12 schools. We have found a third party buyer and signed a definitive sales agreement, which is currently under registration process and expected to be completed within one year from December 31, 2021. As the transaction was not closed as of December 31, 2021, and such business did not meet the definition of a “component” under US GAAP to be presented as a discontinued operation, we recorded the assets and liabilities of the K-9 business as “Held for Sale” in accordance with ASC 360. The assets and liabilities of the K-9 business classified as held for sale were presented separately in the asset and liability sections, respectively, of the Consolidated Balance Sheet as of December 31, 2021. We’re not aware of any uncertainties related to the registration process and the sale of our K-9 business as of the date of this report.

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

We have two reportable segments: 1) K-12 Schools, 2) CP&CE Programs. K-12 schools mainly provide full curriculums educational services to senior high school students in China. CP&CE Programs offer tutoring services to pre-school children and senior high school students, provide vocational education services to undergraduate students in partner colleges, provide boarding and accommodation services to partner colleges or corporate customers, provide short term outward bound and in-house training services to corporate clients, and provide intellectualized operational services to corporate clients, colleges and universities. Bay State College and NewSchool in U.S. under CP&CE Programs offers career-focused post-secondary educational services to undergraduate students in U.S.

For individual customers including pre-school children and senior high school students and undergraduate students, usually there are no written formal contracts between us and the students according to business practice. Records with student’s name, grades, tuition and fee collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities. For colleges and corporate clients, there are written formal contracts with these customers which recorded service fee, service period, each party’s rights and obligations and payment terms.

For individual customers including pre-school children and senior high school students and undergraduate students, our performance obligations are to provide acknowledged academic education including kindergarten, grade from ten to twelve to school-aged students within academic years, extracurricular tutoring services and post-secondary education with Associates and Bachelor’s programs within agreed-upon periods respectively. For college and corporate customers, our performance obligations are to provide customized vocational educational services to college students within academic years; or to provide boarding and accommodation services to customers for agreed-upon periods; or to provide short term outward bound and in-house training services to corporate clients within agreed-upon periods; or to provide intellectualized operational services and warranty of agreed period of time.

For individual customers including pre-school children and senior high school students and undergraduate students, transaction price of each customer is the tuition and fee received normally up front. For college and corporate customers, transaction price of each customer is the service fee defined in the contract, net of value added tax, and would be received either up front or within payment terms depending on each contract. Circumstances like other variable consideration, significant financing component, noncash consideration, consideration payable to a customer did not exist.

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

For individual customers including pre-school children and senior high school students and undergraduate students, we satisfy performance obligations to students over time, and recognizes revenue according to tutoring hours or school days consumed in each month of a semester. For vocational education services, outbound and in-house training services, and boarding and accommodation services to college and corporate customers, we satisfy performance obligations to customers over time, and recognizes revenue according to the number of months within the academic year, or training days consumed in each month, or boarding service days within each month. For intellectualized operational service to corporate clients, we satisfy performance obligations to customers over time, use the cost-based input method to depict its performance in transferring control of services promised to the clients. Such input measure is determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion. For performance obligation of warranty, the change of control would be transferred to the customer over time. Accordingly, we recognize revenue using a straight line method within the whole warranty period.

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

Long-lived assets to be disposed of

For a long-lived asset to be sold by us continues to be classified as held and used until it is sold. When a long-lived asset ceases to be used, the carrying amount of the asset is written down to its salvage value, if any. We classify for a long-lived asset or disposal group to be sold as held for sale in the period in which all six criteria are met:

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

Summary of Consolidated Statements of Operations

	For the Years Ended December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
- Educational programs and services	525,727	491,979	77,202
- Intellectualized operational services	6,253	4,898	769
Total net revenues	531,980	496,877	77,971
COST OF REVENUES:
- Educational programs and services (1)	(379,571)	(336,381)	(52,786)
- Intellectualized operational services	(7,919)	(3,177)	(499)
Total cost of revenues	(387,490)	(339,558)	(53,285)
GROSS PROFIT	144,490	157,319	24,686
Operating expenses:
Selling and marketing (1)	(52,355)	(55,468)	(8,704)
General and administrative (1)	(174,283)	(169,994)	(26,676)
Research and development (1)	(5,703)	(14,487)	(2,273)
Impairment loss	(36,699)	(10,525)	(1,652)
Total operating expenses	(269,040)	(250,474)	(39,305)
OPERATING LOSS	(124,550)	(93,155)	(14,619)
OTHER INCOME	61,631	36,051	5,657
Loss before income tax and non-controlling interest	(62,919)	(57,104)	(8,962)
Income tax (expense)/benefit	(1,062)	59,108	9,275
NET (LOSS)/INCOME	(63,981)	2,004	313
Less: Net loss contributable to non-controlling interest	(1,269)	(998)	(157)
NET (LOSS)/INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	(62,712)	3,002	470
NET (LOSS)/INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(62,712)	3,002	470
(1)	Includes depreciation and amortization of RMB 31.6 million and RMB 18.0 million (US$ 2.8 million) for the years ended December 31, 2020 and 2021, respectively.

Year ended December 31, 2021 compared with year ended December 31, 2020

Net revenues. Our net revenues decreased by 6.6% from RMB 532.0 million in 2020 to RMB 496.9 (US$ 78.0 million) in 2021. The decrease was mainly due to the impact of the 2021 Implementing Rules in September 2021 on our K-12 School, which led to the the planned sale of our K-9 business and no income or loss of the K-9 business since September 2021 was recorded on the Group’s financial statements for the year 2021 according to the agreement between us and the buyer. The decrease was also partially due to the impact of the issuance of the Opinions in the second half year of 2021 to our tutoring business, which led to closure of our certain tutoring centers in the year.

Cost of revenues. Our cost of revenues decreased by 12.4% from RMB 387.5 million in 2020 to RMB 339.6 million (US$ 53.3 million) in 2021. The decrease mainly went along with the decrease of net revenues, as well as stringent cost controls.

Gross profit. Gross profit as a percentage of our net revenues increased from 27.2% in 2020 to 31.7% in 2021. The increases in gross profit was mainly attributable to decrease of cost from stringent cost controls.

Operating expenses. Our total operating expenses decreased by 6.9% from RMB 269.0 million in 2020 to RMB 250.5 million (US$ 39.3 million) in 2021. This decrease was mainly due to stringent expense controls to improve operating efficiency and decrease of impairment loss in the year of 2021.

●	Selling and marketing expenses. Our selling and marketing expenses increased by 5.9% from RMB 52.4 million in 2020 to RMB 55.5 million (US$ 8.7 million) in 2021. The increase was insignificant.
●	General and administrative expenses. Our general and administrative expenses decreased by 2.5% from RMB 174.3 million in 2020 to RMB 170.0 million (US$ 26.7 million) in 2021. The decrease in 2021 was mainly due to stringent expense controls to improve operating efficiency.
●	Research and development expenses. Our research and development expenses increased by 154.0% from RMB 5.7 million in 2020 to RMB 14.5 million (US$ 2.3 million) in 2021. It was mainly due to more expenditures on compensation.

Other income, net. We recorded net other income of RMB 36.1 million (US$ 5.7 million) in 2021, compared to net other income of RMB 61.6 million in 2020. The decrease was mainly due to the RMB 12.2 million (US$ 1.9 million) gain on disposal of subsidiaries in 2021, as compared to the RMB 40.3 million gain on the bargain purchase from acquisition of NewSchool in 2020.

Income tax (expense) benefit. Our income tax expense changed from RMB 1.1 million expense in 2020 to RMB 59.1 million (US$ 9.3 million) benefit in 2021. The tax benefit was resulted from a reversal of income tax payable of RMB 62.8 million (US$ 9.7 million) due to the expiration of its five-year claw-back period in 2021.

Net (loss)/income. According to above mentioned factors, our net (loss)/income changed from RMB 64.0 million loss in 2020 to RMB 2.0 million (US$ 0.3 million) income in 2021.

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

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the Years Ended December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
K-12 Schools	291,539	270,362	42,426
CP&CE Programs	240,441	226,515	35,545
Total net revenues of reportable segments and the company	531,980	496,877	77,971
Cost of revenues:
K-12 Schools	(188,628)	(172,489)	(27,067)
CP&CE Programs	(198,862)	(167,069)	(26,218)
Total costs of revenues of reportable segments and the company	(387,490)	(339,558)	(53,285)
Gross profit
K-12 Schools	102,911	97,873	15,359
CP&CE Programs	41,579	59,446	9,327
Total gross profit of reportable segments and the company	144,490	157,319	24,686
Gross margin
K-12 Schools	35.3%	36.2%	36.2%
CP&CE Programs	17.3%	26.2%	26.2%
Total gross margin of reportable segments and the company	27.2%	31.7%	31.7%

Year ended December 31, 2021 compared with year ended December 31, 2020

K-12 Schools

Net revenues from our K-12 Schools segment decreased from RMB 291.5 million in 2020 to RMB 270.4 million (US$ 42.4 million) in 2021. The decrease was primarily due to the impact of the 2021 Implementing Rules, which led to the the planned sale of our K-9 business and no income or loss of the K-9 business since September 2021 was recorded on the Group’s financial statements for the year 2021 according to the agreement between us and the buyer.

Cost of revenues from our K-12 Schools segment decreased from RMB 188.6 million in 2020 to RMB 172.5 million (US$ 27.1 million) in 2021. The decrease primarily went along with the decrease of net revenues.

Gross profit as a percentage of our net revenues from our K-12 Schools segment was 35.3% in 2020 and 36.2% in 2021. The increase in the gross profit margin was insignificant.

CP&CE Programs

Net revenues from our CP&CE Programs segment decreased from RMB 240.4 million in 2020 to RMB 226.5 million (US$ 35.5 million) in 2021. The decrease was mainly due to the impact of the issuance of the Opinions in the second half year of 2021 to our tutoring business, which led to closure of our certain tutoring centers in the year, partially offset by higher revenues from NewSchool in the first half of 2021.

Cost of revenues in our CP&CE Programs segment decreased from RMB 198.9 million in 2020 to RMB 167.1 million (US$ 26.2 million) in 2021. The decrease was mainly from stringent cost controls as well as streamlining of business.

Gross profit as a percentage of our net revenues from our CP&CE Programs segment was 17.3% in 2020 and 26.2% in 2021. The increase in gross margin was mainly due to decrease of cost.

B.	Liquidity and Capital Resources

As of December 31, 2021 our consolidated current liabilities exceeded our consolidated current assets by RMB 154.9 million (US$ 24.3 million). With certain non-cash payment adjustments excluded from the current liabilities, the gap between the current liabilities and current assets has been significantly reduced. Our consolidated net assets were amounting to RMB 146.7 million (US$ 23.0 million) as of December 31, 2021. There are no liquidity concerns noted in the next 12 months.

Our principal sources of liquidity have been cash provided by operating activities. We had net cash used in operating activities of RMB 15.9 million (US$ 2.5 million) and RMB 10.2 million for the years ended December 31, 2021 and 2019, respectively, and net cash provided by operating activities of RMB 4.8 million for the year of 2020. The net cash outflow in 2021 was mainly caused by less cash inflows impacted by the regulatory changes to tutoring business. As of December 31, 2021, we had RMB 157.4 million (US$ 24.7 million) in unrestricted cash and cash equivalents, RMB 15.8 million (US$ 2.5 million) in short term investments, available for sale, and RMB 2.0 million (US$ 0.3 million) in short term investments, held to maturity.

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

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Condensed summary of our cash flows

	For the Years Ended December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	4,812	(15,934)	(2,500)
Net cash (used in)/provided by investing activities	(98,513)	107,196	16,822
Net cash provided by financing activities	55,172	5,838	916
Effects of exchange rate changes on cash, cash equivalents and restricted cash	574	206	32
Net change in cash, cash equivalents and restricted cash, including cash classified within assets held for sale	(37,955)	97,306	15,270
Less: Net change in cash, cash equivalents and restricted cash included in assets held for sale	—	57,729	9,059
Net change in cash, cash equivalents and restricted cash	(37,955)	39,577	6,211
Cash, cash equivalents and restricted cash at beginning of year	157,600	119,645	18,774
Cash, cash equivalents and restricted cash at end of year	119,645	159,222	24,985

Operating activities

Net cash used in operating activities amounted to RMB 15.9 million (US$ 2.5 million) in the year ended December 31, 2021, as compared to net cash provided by operating activities of RMB 4.8 million in the year ended December 31, 2020.

Net cash used in operating activities in the year ended December 31, 2021 was primarily attributable to net income of RMB 2.0 million (US$ 0.3 million), depreciation and amortization of RMB 18.0 million (US$ 2.8 million), share-based compensation expense of RMB 0.9 million (US$ 0.1 million), an increase in bad debt provision of RMB 7.8 million (US$ 1.2 million), an increase in impairment loss of RMB 10.5 million (US$ 1.7 million), an increase in loss from equity method investment of RMB 1.7 million (US$ 0.3 million), an increase in amount due to related parties of RMB 1.3 million (US$ 0.2 million), an increase in disposal loss from property and equipment of RMB 0.6 million (US$ 0.1 million), an increase in deferred revenue of RMB 23.2 million (US$ 3.6 million), an increase in deferred income tax of RMB 10.9 million (US$ 1.7 million), amortization of operating lease right of use-asset of RMB 35.6 million (US$ 5.6 million), an increase in accounts payable of RMB 13.5 million (US$ 2.1 million) and increase in accrued and other liabilities of RMB 31.4 million (US$ 4.9 million), partially offset by a gain from disposal of subsidiaries of RMB 12.2 million (US$ 1.9 million), a gain from deregistration of subsidiaries of RMB 1.3 million (US$ 0.2 million), a gain from forgiving loan of RMB 9.3 million (US$ 1.5 million), an increase in accounts receivable of RMB 12.7 million (US$ 2.0 million), an increase in prepaid and other current assets of RMB 30.1 million (US$ 4.7 million), an increase in amounts due from related parties of RMB 1.1 million (US$ 0.2 million), a decrease in income tax payable of RMB 71.8 million (US$ 11.3 million) and a decrease in operating lease liability of RMB 34.8 million (US$ 5.5 million),.

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

Investing activities

Net cash provided by investing activities amounted to RMB 107.2 million (US$ 16.9 million) in the year ended December 31, 2021 as compared to RMB 98.5 million net cash outflow in the year ended December 31, 2020.

Net cash provided by investing activities in the year ended December 31, 2021 was mainly attributable to proceed from available-for-sale investments of RMB 250.0 million (US$ 39.2 million) and proceed from held-to-maturity investments of RMB 284.0 million (US$ 44.6 million), partially offset by purchase of available-for-sale investments of RMB 148.0 million (US$ 23.2 million), purchase of held-to-maturity investments of RMB 241.0 million (US$ 37.8 million), loans to third parties of RMB 11.2 million (US$ 1.8 million), proceeds from disposal of subsidiaries, net of cash at disposed entities of RMB 6.8 million (US$ 1.1 million), purchase of property and equipment of RMB 8.5 million (US$ 1.3 million), and prepayment for leasehold improvement of RMB 11.1 million (US$ 1.7 million).

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

Financing activities

Our financing activities consist primarily of issuance of ordinary shares and minority shareholder capital injection. Net cash provided by financing activities amounted to RMB 5.8 million (US$ 0.9 million) in the year ended December 31, 2021, as compared to net cash inflow amounted to RMB 55.2 million in the year ended December 31,2020.

Net cash provided by financing activities in the year ended December 31, 2021 was mainly attributable to proceeds from borrowing from third party amounted to RMB 5.7 million (US$ 0.9 million), the proceeds from short-term borrowing amounted to RMB 10.0 million (US$ 1.6 million) and the repayment of short-term borrowing amounted to RMB 10.0 million (US$ 1.6 million).

Net cash provided by financing activities in the year ended December 31, 2020 was attributable to proceeds from issuance of ordinary shares, net of expenses, amounted to RMB 35.6 million (US$ 5.5 million), the proceeds from short-term borrowings amounted to RMB 10.0 million (US$ 1.5 million) and the proceeds from long-term borrowings amounted to RMB 9.6 million (US$ 1.5 million).

Cash and cash equivalents included in held for sale

Cash and cash equivalents included in held for sale amounted to RMB 57.7 million (US$ 9.1 million) in the year ended December 31, 2021, which is the cash balances of the K-9 business. No cash and cash equivalents included in held for sale was recognized in the year ended December 31, 2020.

Short-term and Long-term borrowings

Loan agreements for short-term and long-term borrowings consisted of the following:

	As of December 31,
	Maturities	2020	2021
		RMB	RMB
	(In thousands)
Short-term bank borrowing from Huaxia Bank	December 2022	10,000	10,103
Long-term bank borrowing from Small Business Administration (“SBA”)	May 2022	9,594	—

On May 1, 2020, Bay State College obtained a PPP loan under the CARES Act from the SBA through Bank of America in US$1.5 million with maturity date on May 2, 2022. Bay State College accrued interest expense of the loan using a fixed rate of 1%. On July 1, 2021, SBA fully forgave the outstanding principal of the PPP loan to Bay State College.

In November 2021, we mortgaged our office property in Beijing, China with the carrying amount of RMB 64.4 million to obtain a line of credit in RMB 30.0 million from Bank of Huaxia with a three-year term from October 15, 2021 to October 15, 2024. The mortgage shall be terminated once all borrowings were repaid and mortgage cancellation registration procedures were completed. On December 10, 2021, we received a loan from Huaxia Bank in the amount of RMB 10.0 million with maturity date on December 10, 2022 and bearing an interest at 4.35% per annum for working capital purpose.

The weighted average interest rate of the borrowings outstanding was 2.7% and 4.35% per annum as of December 31, 2020 and 2021. The fair values of the borrowings approximate their carrying amounts. The weighted average borrowings for the years ended December 31, 2020 and 2021 was RMB 9.8 million and RMB 12.0 million, respectively.

The borrowings incurred interest expenses were RMB 0.2 million and RMB 0.3 million for the years ended December 31, 2020 and 2021. There was neither capitalization as additions to construction in progress nor guarantee fees for each of three years ended December 31, 2021.

Capital expenditures

Our capital expenditures were RMB 10.9 million and RMB 19.8 million (US$ 3.1 million) in the fiscal years ended December 31, 2020 and 2021, respectively. These capital expenditures were incurred primarily for investments in equipment and leasehold improvement.

Holding company structure

We conduct our operations primarily through our wholly-owned subsidiaries in China, Ambow Shengying, OOOK WFOE, BoheLe and their affiliated PRC entities, which we collectively refer to as our VIEs and their respective subsidiaries.

As a result, our ability to pay dividends and to finance any debt we may incur depends primarily upon dividends paid by Ambow Shengying, OOOK WFOE, BoheLe, Ambow Education Management and fees paid by Ambow Sihua, Ambow Shanghai, Ambow Shida, Ambow Rongye, IValley and Ambow Zhixin, Beijing OOOK, Beijing Le’an, Beijing JFR, Jinan LYZX and their subsidiaries to Ambow Shengying, BoheLe, OOOK WFOR and Ambow Education Management for sales of services and products. Fees paid by VIEs and subsidiaries are mainly for sales of services. The aggregate amount that VIEs and subsidiaries had paid to Ambow Shengying, BoheLe, OOOK WFOE and Ambow Education Management were insignificant for the reporting period, and the aggregate amount of fees payable from the VIE and subsidiaries to Ambow Shengying, BoheLe, OOOK WFOE and Ambow Education Management were insignificant for the reporting period.

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

Ambow Sihua, Ambow Shanghai, Ambow Shida, Ambow Rongye and Ambow Zhixin own and/or operate private schools, tutoring, career enhancement centers and training offices in China. At the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a for-profit private school, this amount shall be no less than 10% of the annual net income of the school, while in the case of one of our not-for-profit private school, this amount shall be equivalent to no less than 10% of the annual increase in the net assets of the school (as determined under the generally accepted accounting principles of the PRC), if any. Pursuant to an amendment to The Law for Promoting Private Education on November 7, 2016, which went into effect on September 1, 2017, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. See “Item 3.D —Key Information—Risk Factors—Risks related to regulation of our business and our corporate structure—Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Inflation

Inflation in China has not materially impacted our results of operations in recent years. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent accounting standards

See of Notes 3(gg) to the audited consolidated financial statements for recent accounting standards that could have an effect on us.

C.	Research and Development, Patents and Licenses

We have an in-house research and development team with 56 full-time software and educational professionals as of December 31, 2021 to design and develop our educational and intellectualized operational programs and services. We integrate the best content from our acquired schools, tutoring centers and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. In 2020 and 2021, we spent RMB 5.7 million and RMB 14.5 million (US$ 2.3 million), respectively, on research and development expenses.

D.Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see "Item 5.A Operating and Financial Review and Prospects-Operating Results" and "5.B Operating and Financial Review and Prospects-Liquidity and Capital Resources."

E.Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

There were no new off-balance sheet arrangements as of December 31, 2020 and 2021.

F.	Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2021.

Payments Due by Period
		Less than			More than
	Total	1 Year	2-3 Years	4-5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
(in millions)
Operating lease obligations	281.2	49.8	81.7	70.1	79.6

Item 6.     Directors, Senior Management and Employees

A.	Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of December 31, 2021.

Name	Age	Position	Class	Nationality	Residence
Jin Huang	56	President, Chief Executive Officer and Chairman of the Board	Class III	United States	China

Kia Jing Tan	49	Chief Financial Officer	N/A	Malaysia	China

Xuejun Xie	56	Vice President, Public Relationship and legal affairs	N/A	China	China

Jianguo Xue	56	Vice President, Sales	N/A	China	China

Chiao-Ling Hsu	53	Chief Operating Officer	N/A	Taiwan	China

Yanhui Ma (1)(2)	62	Director	Class III	United States	United States

Yigong Justin Chen (1)	52	Director	Class I	China	China

Ping Wu (1)(2)	59	Director	Class II	China	China
(1)	Member of the audit committee
(2)	Member of the compensation committee

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

B.Compensation

During 2021, the aggregate cash compensation that we paid to our executive officers as a group was RMB 3.0 million (US$ 0.5 million), which includes bonuses, salaries and other benefits that were earned in 2020 and paid in 2021. We accrued fees to each non-executive director for their services rendered to us starting from October 15, 2018. As of December 31, 2021, we accrued RMB 3.3 million (US$ 0.5 million) for director compensation. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

There were no share-based compensation expenses for the share options during the years from 2018 to 2021. As of December 31, 2020 and 2021, all share options were vested.

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Company. Twenty-five percent of the awards shall vest on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant’s continuing service of the Company through each vesting date. During 2020 and 2021, 50,001 and 50,000 shares of restricted stock were vested, respectively.

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

In the event that we terminate Dr. Huang’s employment under circumstances other than a change of control and for any reason other than for cause or voluntary termination, or if within 24 months after a change of control Dr. Huang is involuntarily terminated (other than for cause) or voluntarily resigns for good cause, Dr. Huang will be entitled to certain severance benefits, including:

●	A lump sum payment consisting of: (i) an amount equal to one-time Dr. Huang’s then annual salary; (ii) a prorated bonus based on target opportunity for the year; and (iii) an amount equal to 12 months’ housing allowance;
●	The right to exercise any and all unexercised stock options granted under our equity incentive plans in accordance with their terms, as if all such unexercised stock options were fully vested, within one year of the effective date of such termination; and
●	Any other bonus amounts or benefits to which Dr. Huang may be entitled under any of our benefit plans.

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

Amended and Restated 2010 Equity Incentive Plan

On December 21, 2018, we amended and restated the 2010 Plan, which became effective upon the approval of the shareholders at the Annual Meeting of Shareholders on December 21, 2018. The Amended 2010 Plan will continue in effect for 10 years from the date adopted by the Board, unless terminated earlier under section 18 of the Plan.

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

Shares issued pursuant to awards under the Amended 2010 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the Amended 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the Amended 2010 Plan. As of December 31, 2021, the Group granted up to 1,905,222 Class A Ordinary Shares of the company to its employees, outside directors and consultants.

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

The following table summarizes, as of December 31, 2021, the share options and other equity awards granted to our executive officers under our Amended 2010 Plan or pursuant to other arrangements approved by our board of directors:

	Ordinary Shares
	Underlying		Date of	Date of
	Options Granted &		Grant	Grant	Date of
Name	Restricted Shares		(original)	(New)	Expiration
Dr. Jin Huang	(1)	*	02/25/10	11/22/18	—

Tan Kia Jing	(1)	*	02/10/09	11/22/18	—
	(1)	*	02/25/10	11/22/18	—
	(1)	*	02/25/11	11/22/18	—

Xuejun Xie	(1)	*	08/04/06	11/22/18	—
	(1)	*	08/26/08	11/22/18	—
	(1)	*	02/25/10	11/22/18	—
	(1)	*	—	05/18/15	—

Jianguo Xue	(1)	*	08/26/08	11/22/18	—
	(1)	*	02/25/10	11/22/18	—
	(1)	*	—	05/18/15	—

Chiao-Ling Hsu	(1)	*	—	05/18/15	—
*	Less than 1% of the outstanding ordinary shares
(1)	Restricted shares

Our non-employee directors have received restricted shares.

C.	Board Practices

As of December 31, 2021, our board of directors consisted of four directors:

Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu and Dr. Yanhui Ma. Our directors are elected for three year terms.

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

●	At the first annual general meeting of Members (a person whose name is entered in the Register of Members as the holder of a share or shares) following the initial meeting, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three years.

●	At the second annual general meeting of Members following the initial meeting, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three years.
●	At the third annual general meeting of Members following the initial meeting, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three years.
●	At each succeeding annual general meeting of Members, Directors shall be elected for a full term of three years to succeed the Directors of the class whose terms expire at such annual general meeting.

The following table sets forth the names and classes of our directors as of the date of this annual report:

Class I	Class II	Class III
Yigong Justin Chen	Ping Wu	Jin Huang
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

Audit committee

Our audit committee consists of Yigong Justin Chen, Ping Wu and Yanhui Ma, each of whom meets the independence standards of the NYSE and the SEC. Yigong Justin Chen is the Chairperson of our audit committee. Mr. Yanhui Ma serves as our audit committee financial expert. The responsibilities of our audit committee include, among other things:

●	Appointing, and overseeing the work of our independent auditors, approving the compensation of our independent auditors, and, if appropriate, discharging our independent auditors;
●	Pre-approving engagements of our independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non-audit services proposed to be provided to us by our independent auditors;
●	Discussing with management and our independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of our financial statements;
●	Reviewing and discussing reports from our independent auditors on (1) the major critical accounting policies to be used, (2) significant alternative treatments of financial information within the U.S. generally accepted accounting principles, or GAAP, that have been discussed with management, (3) ramifications of the use of such alternative disclosures and treatments, and (4) other material written communications between our independent auditors and management;
●	Resolving any disagreements between management and our independent auditors regarding financial reporting;
●	Establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
●	Reporting regularly to the full board of directors.

Compensation committee

Our compensation committee consists of Dr. Yanhui Ma and Dr. Ping Wu, each of whom is an “independent director” as that term is used in the NYSE corporate governance rules. Ping Wu is the Chairperson of our compensation committee. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The responsibilities of our compensation committee include, among other things:

●	Reviewing and recommending to our board of directors with respect to the total compensation package for our executive officers;
●	Reviewing and recommending to our board of directors with respect to director compensation, including equity-based compensation; and
●	Reviewing periodically and recommending to the board of directors with respect to any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

D.	Employees

As of December 31, 2021, we and our subsidiaries had 1,088 full-time employees, and 902 part-time employees, respectively. As of December 31, 2021, we had the following numbers of full-time employees by cost nature: 110 in selling and marketing, 342 in general and administrative functions, 56 in research and development, and 580 in cost of revenues. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.Share Ownership

The following table sets forth, as of March 11, 2022, certain information concerning the beneficial ownership of the Class A Ordinary Shares and Class C Ordinary Shares by (i) each shareholder known by the company to own beneficially five percent or more of the outstanding Class A Ordinary Shares and Class C Ordinary Shares; (ii) each director and the nominee for director of the company; (iii) each executive officer of the company; and (iv) all executive officers and directors of the company as a group, and their percentage ownership and voting power.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons named in the following table have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. As of March 11, 2022, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 41,788,926 Class A Ordinary Shares issued and outstanding and the percentage of beneficial ownership for holders of Class C ordinary shares is based on 4,708,415 Class C Ordinary Shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class C ordinary shares are entitled to ten votes per share.

Unless otherwise indicated, the address of such individual is c/o Ambow Education Holding Ltd., 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing 100043, China.

	Shares beneficially owned						Percentage of votes held
	Number of	Percentage of	Number of	Percentage of			Based on	Based on	Based on
	Class A	Class A	Class C	Class C	Number of	Percentage of	total Class	total Class	Total
	ordinary	Ordinary	Ordinary	ordinary	total ordinary	total ordinary	A ordinary	C ordinary	Ordinary
Name	shares	shares (%)	shares	shares (%)	shares	shares (%)	shares (%)	shares (%)	shares (%)
Directors and Executive Officers
Jin Huang (2)(7)	638,012	1.53%	4,708,415	100%	5,346,427	11.50%	1.53%	100%	53.70%
Kia Jing Tan	—	—	—	—	—	—	—	—
Xuejun Xie	—	—	—	—	—	—	—	—	—
Jianguo Xue	—	—	—	—	—	—	—	—	—
Yigong Justin Chen	—	—	—	—	—	—	—	—	—
Ping Wu (3)	960,383	2.30%	—	—	960,383	2.07%	2.30%	—	1.08%
Ralph Parks	—	—	—	—	—	—	—	—	—
Yanhui Ma	—	—	—	—	—	—	—	—	—
Chiao-Ling Hsu	—	—	—	—	—	—	—	—	—

All executive officers and directors of the company as a group (9 persons)(5)	3,011,760	7.21%	4,708,415	100%	7,720,175	16.60%	7.21%	100%	56.37%

5% and Greater Shareholders
New Summit Global Limited	2,703,475	6.47%	—	—	2,703,475	5.81%	6.47%	—	3.04%
CEIHL Partners (I) Limited (4)	3,420,375	8.18%	—	—	3,420,375	7.36%	8.18%	—	3.85%
CEIHL Partners (II) Limited (4)	11,144,636	26.67%	—	—	11,144,636	23.97%	26.67%	—	12.54%
New Flourish Holdings Limited (6)(7)	1,103,328	2.64%	4,288,415	91.08%	5,391,743	11.60%	2.64%	91.08%	49.49%
Spin-Rich Ltd. (6)(8)	—	—	420,000	8.92%	420,000	0.90%	-	8.92%	4.73%

Note: Shares of executive officers and directors less than 1% of outstanding shares and shares of shareholders less than 5% of outstanding shares were not shown.

(1)	In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares subject to warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.
(2)	Of the 638,012 Class A Ordinary Shares (i) 573,914 of the Class A Ordinary Shares are owned by New Flourish Holdings Limited (“New Flourish”) for the benefit of Dr. Huang and certain officers of the Company, and (ii) 64,098 of the Class A Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares held by New Flourish, but disclaims beneficial ownership over such shares, which are held for the benefit of certain officers of the Company.
(3)	The Class A Ordinary Shares are held by SummitView Investment Fund I, L.P. and Changzhou SummitView Venture Fund, LLP. Mr. Wu disclaims beneficial ownership of all shares held by SummitView Investment Fund I, L.P. and Changzhou SummitView Venture Fund LLP., except to the extent of his pecuniary interest therein. The business address of Mr. Wu is Room 1101, Block E of Poly Plaza, No. 18 Dongfang Road, Shanghai 200120, China. Mr. Wu, individually owns 135,226 Class A Ordinary Shares that have been vested in his capacity as a Board member of the Company.
(4)	Mrs. Ye Wen is the sole shareholder of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited (collectively “CEIHL”). CEIHL Partners (I) Limited holds 3,420,375 Class A Ordinary Shares and CEIHL Partners (II) Limited holds 11,144,636 Class A Ordinary Shares. As the sole shareholder of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited, Mrs. Ye Wen has sole voting and dispositive power over the Class A Ordinary Shares held by CEIHL.
(5)	Includes Class A Ordinary Shares and Class C Ordinary Shares held by all of our directors and executive officers as a group.
(6)	Of the 4,708,415 Class C Ordinary Shares (i) 4,288,415 of the Class C Ordinary Shares are owned by New Flourish for the benefit of Dr. Jin Huang, and (ii) 420,000 of the Class C Ordinary Shares are owned by Spin-Rich Ltd. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class C Ordinary Shares held by New Flourish.
(7)	Dr. Jin Huang, as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares and the Class C Ordinary Shares owned by New Flourish. Dr. Huang disclaims beneficial ownership over the Class A Ordinary Shares, which are held for the benefit of certain officers of the company.
(8)	Dr. Jin Huang has sole voting control and investment power over Class C Ordinary Shares owned by Spin-Rich Ltd.

Three shareholders of the VIEs, namely Xuejun Xie, Gang Huang and Jianguo Xue are also beneficial owners of the company. As of March 11, 2022, the aggregated beneficial ownership of the three individuals was less than 2% of the company.

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

As of March 11, 2022, approximately 46,497,341 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of March 11, 2022, 7,765,189 ADRs, representing 15,530,378 underlying ordinary shares were outstanding. The number of beneficial owners of our ADR in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring and training offices, K-12 schools and career enhancement centers. These contractual arrangements enable us to:

●	Exercise effective control over our VIEs and their respective subsidiaries;
●	Receive a substantial portion of the economic benefits from our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Education Management, Ambow Shengying, BoheLe and OOOK WFOE to our VIEs and their respective subsidiaries; and
●	Have an exclusive option to purchase all or part of the equity interests in our VIEs, in each case when and to the extent permitted by applicable PRC law.

Our subsidiaries and VIEs’ subsidiaries have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

See “Item 4.C — Information on the Company — Organizational Structure” for a summary of these contractual arrangements.

As of December 31, 2021, we had RMB 3.1 million (US$ 0.5 million) due from certain related party and owed RMB 3.8 million (US$ 0.6 million) to certain related parties. For a list of these transactions we have entered into with and the outstanding balances to and from such related parties for the years ended December 31, 2019, 2020 and 2021, see Note 24 to audited consolidated financial statements. We do not believe that such transactions with the related parties require approval from the government.

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

Indemnification agreements

We have entered into indemnification agreements with each of our directors and executive officers that provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our memorandum and articles of association. Pursuant to these agreements, we indemnify each of our directors and executive officers (to the fullest extent permitted by Cayman Islands law) against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or executive officer or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity. We are not, however, obligated to indemnify any such person:

●	For expenses resulting from matters for which such person is prohibited from being indemnified under our memorandum and articles of association then in effect or applicable laws;
●	In respect of any claim initiated or brought voluntarily by such person (other than in limited specified circumstances); or
●	For expenses incurred in relation to any proceedings to enforce the agreement in which material assertions in such proceedings made by such person are finally determined by a court to be not made in good faith or to be frivolous.

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

Item 8.    Financial Information

A.	Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements.”

Legal Proceedings

As of December 31, 2021, we did not have any significant indemnification claims that were probable or reasonably possible.

Dividends

Since our inception, we have not declared or paid any dividends on our shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors, and subject to Cayman Islands law.

Our ability to pay cash dividends will also depend upon the amount of distributions, if any, received by us from our PRC subsidiaries, which must comply with the laws and regulations of the PRC and their respective articles of association in declaring and paying dividends to us. Our PRC subsidiaries’ income in turn depends on the service and other fees paid by our VIEs. Under the applicable requirements of PRC law, our PRC subsidiaries and VIEs incorporated as companies may only distribute dividends after they have made allowances to fund certain statutory reserves. If they record no net income for a year as determined in accordance with generally accepted accounting principles in the PRC, they generally may not distribute dividends for that year.

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

In addition, at the end of each fiscal year, each of our affiliated entities that are private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a for-profit private school, this amount shall be no less than 10% of the audited annual net income of the school, while in the case of a non-profit private school, this amount shall be equivalent to no less than 10% of the audited annual increase in the non-restricted net assets of the school, if any. Pursuant to an amendment to the Law for Promoting Private Education on November 7, 2016, which went into effect on September 1, 2017, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations.

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

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of the ADSs or ordinary shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that purchase ADSs pursuant to this offering and own and hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;
●	broker-dealers;
●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	certain expatriates or former long term residents of the United States;
●	persons that actually or constructively own 5% or more of our voting shares (including as a result of ownership of the ADSs);
●	persons that acquired the ADSs or ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;
●	persons that hold the ADSs or ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;
●	persons whose functional currency is not the U.S. dollar;
●	passive foreign investment companies; or
●	controlled foreign corporations.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of the ADSs or ordinary shares, and the U.S. Holder did not make a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its ADSs or ordinary shares; and
●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ADSs or ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ADSs or ordinary shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;
●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

Moreover, backup withholding of U.S. federal income tax, at a current rate of 24%, generally will apply to cash dividends paid on the ADSs or ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of the ADSs or ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

●	fails to provide an accurate taxpayer identification number;
●	is notified by the IRS that backup withholding is required; or
●	in certain circumstances, fails to comply with applicable certification requirements.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

See “Item 4.C Information on the Company—Organizational Structure” for information about our subsidiaries.

Item 11.       Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk . The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in available-for-sale investment, held-to-maturity investments with maturities less than a year or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately RMB 0.9 million (US$ 0.1 million) in our interest income for the year ended December 31, 2021.

At December 31, 2020 and 2021, we had RMB 19.6 million and RMB 10.1 million (US$1.6 million), respectively, of borrowings outstanding. The interest rates on our borrowings are fixed as defined in respective loan agreements. A hypothetical 10% increase in interest rates in 2021 would have resulted in an increase of approximately RMB 1.2 million (US$ 0.2 million) in our interest expense for 2021.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars and Taiwan dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the PBOC announced it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. From 2010 to 2021, the appreciation of the RMB against the U.S. dollar reached 6.8% in total. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar and Taiwan dollars. To the extent that we need to convert U.S. dollar or Taiwan dollars denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar and Taiwan dollars would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of approximately RMB 4.2 million (US$0.7 million) in the value of our U.S. denominated cash and cash equivalents and restricted cash as of December 31, 2021. A hypothetical 10% appreciation of the RMB against the Taiwan dollars would have resulted in a decrease of approximately RMB 0.2 million (US$ 0.1 million) in the value of our TWD denominated cash and cash equivalents as of December 31, 2021.

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

An ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);
●	Expenses incurred for converting foreign currency into U.S. dollars;
●	Expenses for cable, telex and fax transmissions and for delivery of securities;
●	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses incurred by us in respect of our ADR program and investor relations program. For the year ended December 31, 2021, we have received US$ 9,284, net of applicable taxes, from Citibank, the depositary bank for our ADR program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.        Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded, as of December 31, 2021, that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2021.

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

	For the years ended December 31,
	2020	2021

	(U.S. dollars in millions)
Audit fees	0.6	0.5

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

Item 16H Mine Safety Disclosure

Not applicable.

Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

Exhibit No.	Description
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

4.35	English Translation of Second Powers of Attorney, each dated November 27, 2017 (incorporated by reference to Exhibit 4.84 of the 20-F with filing date at April 5, 2019)

Exhibit No.	Description
4.36

English Translation of Second Loan Agreement by and among Ambow Education Management (Hong Kong) Ltd., Chiao-Ling Hsu and Shu Hui Cai, dated July 28, 2017 (incorporated by reference to Exhibit 4.85 of the 20-F with filing date at April 5, 2019)

4.37	Amended 2010 plan (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on November 14, 2018)
4.38

English Translation of Termination Agreement Between Beijing Ambow Chuangying Education and Technology Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated June 14, 2020 (incorporated by reference to Exhibit 4.38 of the 20-F with filing date at April 8, 2021)

4.39

English Translation of Termination Agreement Between Beijing Ambow Chuangying Education and Technology Co., Ltd. , Xuejun Xie and Jianguo Xue, dated June 14, 2020 (incorporated by reference to Exhibit 4.39 of the 20-F with filing date at April 8, 2021)

4.40

English Translation of Technology Service Agreement between Beijing BoheLe Science and Technology Co., Ltd., and Beijing Ambow Shida Education Technology Co., Ltd., dated June 15, 2020 (incorporated by reference to Exhibit 4.40 of the 20-F with filing date at April 8, 2021)

4.41

English Translation of Share Pledge Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Xuejun Xie and Jianguo Xue, dated June 15, 2020 (incorporated by reference to Exhibit 4.41 of the 20-F with filing date at April 8, 2021)

4.42

English Translation of Call Option Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Xuejun Xie and Jianguo Xue, dated June 15, 2020 (incorporated by reference to Exhibit 4.42 of the 20-F with filing date at April 8, 2021)

4.43	English Translation of Powers of Attorney, each dated June 15, 2020 (incorporated by reference to Exhibit 4.43 of the 20-F with filing date at April 8, 2021)
4.44

English Translation of Loan Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Xuejun Xie and Jianguo Xue, dated June 15, 2020 (incorporated by reference to Exhibit 4.44 of the 20-F with filing date at April 8, 2021)

4.45

English Translation of Technology Service Agreement between Beijing BoheLe Science and Technology Co., Ltd. and Beijing Le’An Operational Management Co., Ltd., dated May 25, 2020 (incorporated by reference to Exhibit 4.45 of the 20-F with filing date at April 8, 2021)

4.46

English Translation of Share Pledge Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Yuan Hao and Yue Liu, dated May 25, 2020 (incorporated by reference to Exhibit 4.46 of the 20-F with filing date at April 8, 2021)

4.47

English Translation of Call Option Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Yuan Hao and Yue Liu, dated May 25, 2020 (incorporated by reference to Exhibit 4.47 of the 20-F with filing date at April 8, 2021)

4.48	English Translation of Powers of Attorney, each dated May 25, 2020 (incorporated by reference to Exhibit 4.48 of the 20-F with filing date at April 8, 2021)
4.49

English Translation of Loan Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Yuan Hao and Yue Liu, dated May 25, 2020 (incorporated by reference to Exhibit 4.49 of the 20-F with filing date at April 8, 2021)

4.50	English Translation of Termination Agreement between Beijing BoheLe Science and Technology Co., Ltd. and Beijing Le’An Operational Management Co., Ltd., dated July 5, 2021*
4.51	English Translation of Termination Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Yuan Hao and Yue Liu, dated July 5, 2021*
4.52	English Translation of Technology Service Agreement between Beijing BoheLe Science and Technology Co., Ltd. and Beijing Le’An Operational Management Co., Ltd., dated July 6, 2021*
4.53	English Translation of Share Pledge Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Qing Shen and Xingjuan Chen, dated July 6, 2021*
4.54	English Translation of Call Option Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Qing Shen and Xingjuan Chen, dated July 6, 2021*
4.55	English Translation of Powers of Attorney, each dated July 6, 2021*
4.56	English Translation of Loan Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Qing Shen and Xingjuan Chen, dated July 6, 2021*

Exhibit No.	Description
4.57	English Translation of Technology Service Agreement between Beijing OOOK Education and Technology Co., Ltd. and OOOK (Beijing) Education and Technology Co., Ltd., dated September 22, 2021*
4.58	English Translation of Share Pledge Agreement by and among OOOK (Beijing) Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 22, 2021*
4.59	English Translation of Call Option Agreement by and among OOOK (Beijing) Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 22, 2021*
4.60	English Translation of Powers of Attorney, each dated September 22, 2021*
4.61	English Translation of Loan Agreement by and among OOOK (Beijing) Education and Technology Co., Ltd., Xuejun Xie and Gang Huang, dated September 22, 2021*
4.62	English Translation of Technology Service Agreement between Beijing BoheLe Science and Technology Co., Ltd. and Beijing JFR Education and Technology Co., Ltd., dated July 20, 2021*
4.63	English Translation of Share Pledge Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Xiang Yao and Yanting Wang, dated July 20, 2021*
4.64	English Translation of Call Option Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Xiang Yao and Yanting Wang, dated July 20, 2021*
4.65	English Translation of Powers of Attorney, each dated July 20, 2021*
4.66	English Translation of Loan Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Xiang Yao and Yanting Wang, dated July 20, 2021*
4.67	English Translation of Technology Service Agreement between Beijing BoheLe Science and Technology Co., Ltd. and Jinan LYZX Business Management Co., Ltd., dated July 20, 2021*
4.68	English Translation of Share Pledge Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Xiang Yao and Yanting Wang, dated July 20, 2021*
4.69	English Translation of Call Option Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Xiang Yao and Yanting Wang, dated July 20, 2021*
4.70	English Translation of Powers of Attorney, each dated July 20, 2021*
4.71	English Translation of Loan Agreement by and among Beijing BoheLe Science and Technology Co., Ltd., Xiang Yao and Yanting Wang, dated July 20, 2021*
8.1	List of Subsidiaries and Consolidated Affiliated Entities*
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Marcum Bernstein & Pinchuk LLP *
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*
Exhibit 104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

	By:	/s/ Jin Huang

Dr. Jin Huang
President and Chief Executive Officer

	By:	/s/ Kia Jing Tan

Kia Jing Tan
Chief Financial Officer

Date: May 2, 2022

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of Ambow Education Holding Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ambow Education Holding Ltd. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impairment Assessment on Goodwill, Other Intangible Assets and Long Lived Assets

Critical Audit Matter Description

As described in Note8, Note 9, Note 10 and Note 19 to the consolidated financial statements, the Company performed impairment analysis on the property and equipment, intangible assets, goodwill, and operating lease right-of-use assets, and recognized an impairment loss of RMB 1.1 million, RMB 8.9 million, nil, and RMB 0.5 million for property and equipment, intangible assets, goodwill, and operating lease right-of-use assets, respectively, during the year ended December 31, 2021.

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

How We Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

●	testing the completeness and accuracy, and assessing the relevance of underlying data used in the future cash flows;
●	corroborating the significant assumptions, including revenue growth rates, operating margins and discount rate, with historical data and evidence obtained to support future revenue projection;
●	involving our internal valuation specialists to assist in evaluating the valuation methodologies and significant assumptions used by the Company in the impairment analysis.

Going Concern Assessment

Critical Audit Matter Description

As of December 31, 2021, the Company’s consolidated current liabilities exceeded its consolidated current assets by RMB 154.9 million. Based on the Company’s evaluation on its ability to continue as a going concern, the Company believes that available cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, cash provided by operating activities, together with cash available from the activities mentioned in Note 2 to the consolidated financial statements, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis.

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

How We Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

●	evaluating the Company’s plans that will enable it to manage the payment schedule and reduce operating expenditures if required;
●	evaluating the going concern assessment methodology, testing significant assumptions including revenue growth rate and operating margins and underlying data used in the projected future cash flows;
●	assessing the adequacy of the Company’s going concern disclosures included in Note 2 to the consolidated financial statements.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2013.

Beijing, China
May 2, 2022

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2020	2021	2021
		RMB	RMB	US$
				Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	4	118,821	157,399	24,699
Restricted cash	4	824	1,823	286
Short term investments, available for sale	5	117,854	15,764	2,474
Short term investments, held to maturity	5	45,000	2,000	314
Accounts receivable, net	6	20,972	25,602	4,018
Amounts due from related parties	24	3,024	3,103	487
Prepaid and other current assets, net	7	117,634	109,890	17,244
Assets classified as held for sale	25	—	132,724	20,827
Total current assets		424,129	448,305	70,349
Non-current assets:
Property and equipment, net	8	144,492	101,915	15,993
Land use rights, net		1,715	—	—
Intangible assets, net	9	54,808	29,986	4,705
Goodwill	10	25,710	21,907	3,438
Deferred tax assets, net	17	6,338	31	5
Operating lease right-of-use asset	19	247,608	220,404	34,586
Finance lease right-of-use asset	19	5,850	5,250	824
Other non-current assets, net	11	139,067	142,364	22,340
Total non-current assets		625,588	521,857	81,891

Total assets		1,049,717	970,162	152,240

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2020	2021	2021
		RMB	RMB	US$
				Note 3(a)
LIABILITIES
Current liabilities:
Short-term borrowing (including consolidated VIE amount without recourse to the Company of RMB 10,000 and RMB 10,000 as of December 31, 2020 and 2021, respectively)	12	10,000	10,103	1,585
Deferred revenue (including consolidated VIE amount without recourse to the Company of RMB 158,735 and RMB 89,633 as of December 31, 2020 and 2021, respectively)		163,699	95,036	14,913
Accounts payable (including consolidated VIE amount without recourse to the Company of RMB 10,682 and RMB 11,321 as of December 31, 2020 and 2021, respectively)		19,423	29,466	4,625
Accrued and other liabilities (including consolidated VIE amount without recourse to the Company of RMB 165,706 and RMB 187,138 as of December 31, 2020 and 2021, respectively)	13	209,590	216,399	33,958
Income taxes payable, current (including consolidated VIE amount without recourse to the Company of RMB 180,070 and RMB 113,879 as of December 31, 2020 and 2021, respectively)		184,638	116,341	18,256
Amounts due to related parties (including consolidated VIE amount without recourse to the Company of RMB 2,543 and RMB 3,793 as of December 31, 2020 and 2021, respectively)	24	2,543	3,793	595
Operating lease liability, current (including consolidated VIE amount without recourse to the Company of RMB 27,962 and RMB 21,339 as of December 31, 2020 and 2021, respectively)	19	53,702	48,923	7,677
Liabilities classified as held for sale (including consolidated VIE amount without recourse to the Company of RMB nil and RMB 83,161 as of December 31, 2020 and 2021, respectively)	25	—	83,161	13,050
Total current liabilities		643,595	603,222	94,659
Non-current liabilities:
Long-term borrowing (including consolidated VIE amount without recourse to the Company of RMB nil and RMB nil as of December 31, 2020 and 2021, respectively)	14	9,594	—	—
Other non-current liabilities (including consolidated VIE amount without recourse to the Company of RMB 188 and RMB 95 as of December 31, 2020 and 2021, respectively)		292	96	15
Income taxes payable, non-current (including consolidated VIE amount without recourse to the Company of RMB 34,763 and RMB 21,475 as of December 31, 2020 and 2021, respectively)	17	34,763	21,475	3,370
Operating lease liability, non-current (including consolidated VIE amount without recourse to the Company of RMB 74,725 and RMB 74,883 as of December 31, 2020 and 2021, respectively)	19	220,319	198,687	31,178
Total non-current liabilities		264,968	220,258	34,563

Total liabilities		908,563	823,480	129,222

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2020	2021	2021
		RMB	RMB	US$
				Note 3(a)
Commitments and contingencies	20

EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2020 and 2021)		—	—	—
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 41,923,276 and 41,973,276 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	15	794	795	125
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	15	90	90	14
Additional paid-in capital		3,545,073	3,545,955	556,438
Statutory reserve	22	4,210	3,837	602
Accumulated deficit		(3,419,146)	(3,415,771)	(536,009)
Accumulated other comprehensive income		12,101	11,291	1,772
Total Ambow Education Holding Ltd.’s equity		143,122	146,197	22,942
Non-controlling interests	29	(1,968)	485	76
Total equity		141,154	146,682	23,018
Total liabilities and equity		1,049,717	970,162	152,240

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$
NET REVENUES
- Educational programs and services	21	582,706	525,727	491,979	77,202
- Intellectualized operational services	21	1,203	6,253	4,898	769
Total net revenues		583,909	531,980	496,877	77,971
COST OF REVENUES
- Educational programs and services	21	(383,635)	(379,571)	(336,381)	(52,786)
- Intellectualized operational services	21	(5,259)	(7,919)	(3,177)	(499)
Total cost of revenues		(388,894)	(387,490)	(339,558)	(53,285)

GROSS PROFIT		195,015	144,490	157,319	24,686
OPERATING EXPENSES
Selling and marketing		(55,721)	(52,355)	(55,468)	(8,704)
General and administrative		(194,417)	(174,283)	(169,994)	(26,676)
Research and development		(3,793)	(5,703)	(14,487)	(2,273)
Impairment loss	8,9,19	(38,754)	(36,699)	(10,525)	(1,652)
Total operating expenses		(292,685)	(269,040)	(250,474)	(39,305)

OPERATING LOSS		(97,670)	(124,550)	(93,155)	(14,619)

OTHER INCOME (EXPENSE)
Interest income, net	5,12,14	5,379	9,501	8,971	1,408
Foreign exchange gain, net		23	980	223	35
Other income (loss), net		396	(1,244)	1,657	260
Gain from derecognition of liabilities	26	—	3,926	—	—
Gain on disposal of subsidiaries	27	—	752	12,158	1,908
Gain from deregistration of subsidiaries	28	1,841	3,967	1,325	208
Gain on the bargain purchase	23	—	40,273	—	—
Gain from fair value change of contingent consideration payable		1,322	—	—	—
Gain on forgiven PPP loan	14	—	—	9,305	1,460
Gain on sale of investment available for sale	5	1,200	3,476	2,412	378

Total other income		10,161	61,631	36,051	5,657

LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS		(87,509)	(62,919)	(57,104)	(8,962)
Income tax (expense)/benefit	17	(12,917)	(1,062)	59,108	9,275

NET (LOSS) INCOME		(100,426)	(63,981)	2,004	313
Less: Net loss attributable to non-controlling interests		(485)	(1,269)	(998)	(157)

NET (LOSS) INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.		(99,941)	(62,712)	3,002	470

NET (LOSS) INCOME		(100,426)	(63,981)	2,004	313

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Foreign translation adjustments		(2,924)	6,234	(711)	(112)
Unrealized gains on short term investments
Unrealized holding gains arising during period		2,046	2,458	1,513	237
Less: reclassification adjustment for gains included in net income		1,086	2,932	1,612	253
Other comprehensive (loss) income		(1,964)	5,760	(810)	(128)

TOTAL COMPREHENSIVE (LOSS) INCOME		(102,390)	(58,221)	1,194	185

Net (loss) income per share-basic	18	(2.30)	(1.41)	0.06	0.01

Net (loss) income per share-diluted	18	(2.30)	(1.41)	0.06	0.01

Weighted average shares used in calculating basic net (loss) income per share	18	43,505,175	44,372,326	46,654,853	46,654,853
Weighted average shares used in calculating diluted net (loss) income per share	18	43,505,175	44,372,326	46,654,853	46,654,853
Share-based compensation expense included in:
- Selling and marketing		—	—	—	—
- General and administrative	16	1,624	947	883	139
- Research and development		—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary					Accumulated
		shares		shares		Additional			other	Non-
		(Note 15)		(Note 15)		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019		38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771
Share-based compensation	16	—	—	—	—	1,624	—	—	—	—	1,624
Issuance of ordinary shares for restricted stock award	16	101,910	2	—	—	(2)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	(2,924)	—	(2,924)
Appropriation to statutory reserves	22	—	—	—	—	—	36	(36)	—	—	—
Unrealized gain on investment, net of income taxes	5	—	—	—	—	—	—	—	960	—	960
Non-controlling interests from new subsidiaries	29	—	—	—	—	—	—	—	—	1,285	1,285
Deregistration of subsidiaries	28	—	—	—	—	—	—	—	—	306	306
Net loss		—	—	—	—	—	—	(99,941)	—	(485)	(100,426)
Balance as of December 31, 2019		38,858,199	730	4,708,415	90	3,508,745	20,185	(3,371,815)	6,341	(680)	163,596

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary					Accumulated
		shares		shares		Additional			other	Non-
		(Note 15)		(Note 15)		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020		38,858,199	730	4,708,415	90	3,508,745	20,185	(3,371,815)	6,341	(680)	163,596
Share-based compensation	16	—	—	—	—	947	—	—	—	—	947
Issuance of ordinary shares for restricted stock award	16	50,001	1	—	—	(1)	—	—	—	—	—
Issuance of ordinary shares in a registered direct offering	15	3,015,076	63	—	—	35,515	—	—	—	—	35,578
Foreign currency translation adjustment		—	—	—	—	—	—	—	6,234	—	6,234
Unrealized gain on investment, net of income taxes	5	—	—	—	—	—	—	—	(474)	—	(474)
Deregistration of subsidiaries	28	—	—	—	—	—	(15,473)	15,473	—	(19)	(19)
Disposal of subsidiaries	27	—	—	—	—	(133)	(502)	502	—	—	(133)
Impact on adoption of ASC 326	3	—	—	—	—	—	—	(594)	—	—	(594)
Net loss		—	—	—	—	—	—	(62,712)	—	(1,269)	(63,981)
Balance as of December 31, 2020		41,923,276	794	4,708,415	90	3,545,073	4,210	(3,419,146)	12,101	(1,968)	141,154

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary					Accumulated
		shares		shares		Additional			other	Non-
		(Note 15)		(Note 15)		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021		41,923,276	794	4,708,415	90	3,545,073	4,210	(3,419,146)	12,101	(1,968)	141,154
Share-based compensation	16	—	—	—	—	883	—	—	—	—	883
Issuance of ordinary shares for restricted stock award	16	50,000	1	—	—	(1)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	(711)	—	(711)
Unrealized gain on investment, net of income taxes	5	—	—	—	—	—	—	—	(99)	—	(99)
Deregistration of subsidiaries	28	—	—	—	—	—	(373)	373	—	3,351	3,351
Capital injection from minority shareholders		—	—	—	—	—	—	—	—	100	100
Net income (loss)		—	—	—	—	—	—	3,002	—	(998)	2,004
Balance as of December 31, 2021		41,973,276	795	4,708,415	90	3,545,955	3,837	(3,415,771)	11,291	485	146,682

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities
Net (loss)/income	(100,426)	(63,981)	2,004	313
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Depreciation and amortization	26,801	31,565	17,990	2,823
Amortization of operating lease right-of-use asset	30,559	36,684	35,649	5,594
Share-based compensation expense	1,624	947	883	139
Bad debt provision	5,985	8,903	7,799	1,224
Foreign exchange gain, net	(23)	(980)	(223)	(35)
Impairment loss	38,754	36,699	10,525	1,652
Deferred income tax	6,714	(4,853)	10,939	1,717
Gain on disposal of subsidiaries	—	(752)	(12,158)	(1,908)
Gain from deregistration of subsidiaries	(1,841)	(3,967)	(1,325)	(208)
Gain from derecognition of liabilities	—	(3,926)	—	—
Disposal loss from property and equipment	1,227	474	638	100
Loss from equity method investment	518	155	1,681	264
Gain from bargain purchase	—	(40,273)	—	—
Gain from forgiven PPP loan	—	—	(9,305)	(1,460)
Gain from fair value change of contingent consideration payable	(1,322)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(3,027)	(3,868)	(12,692)	(1,992)
Prepaid and other current assets	6,651	12,495	(30,119)	(4,726)
Amounts due from related parties	(1,213)	(706)	(1,098)	(172)
Other non-current assets	(13,539)	(150)	418	66
Accounts payable	1,135	4,860	13,474	2,114
Accrued and other liabilities	(38,312)	19,772	31,368	4,923
Income tax payable	5,753	2,170	(71,821)	(11,270)
Deferred revenue	13,079	(5,431)	23,154	3,633
Amounts due to related parties	(725)	572	1,250	196
Operating lease liabilities	12,397	(21,889)	(34,769)	(5,456)
Other non-current liabilities	(979)	292	(196)	(31)
Net cash (used in) /provided by operating activities	(10,210)	4,812	(15,934)	(2,500)
Cash flows from investing activities
Purchase of available-for-sale investments	(219,000)	(345,000)	(148,000)	(23,224)
Proceeds from available-for-sale investments	210,000	284,000	250,000	39,230
Purchase of held-to-maturity investments	(387,000)	(130,000)	(241,000)	(37,818)
Maturity and proceeds from held-to-maturity investments	426,000	116,000	284,000	44,566
Purchase of property and equipment	(8,704)	(2,894)	(8,457)	(1,327)
Prepayment for leasehold improvement	(8,059)	(7,914)	(11,065)	(1,736)

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 3(a)
Purchase of intangible assets	(156)	(52)	(306)	(48)
Purchase of subsidiaries, net of cash acquired	—	37,622	—	—
Purchase of other non-current assets	(54,142)	(16,660)	—	—
Proceed from disposal of subsidiaries, net of cash balance at disposed entities	(237)	(15)	(6,788)	(1,065)
Payment as result of disposal of subsidiaries	(25,532)	—	—	—
Collection of loan receivables	42,677	—	—	—
Loans to third parties	(25,000)	(33,600)	(11,188)	(1,756)
Collection of loan to third party	16,000	—
Net cash (used in)/provided by investing activities	(33,153)	(98,513)	107,196	16,822
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of expenses	—	35,578	—	—
Proceeds from minority shareholder capital injection	559	—	100	16
Proceeds from short-term borrowing	—	10,000	10,000	1,569
Proceeds from long-term borrowing	—	9,594	—	—
Repayments of short-term borrowing	—	—	(10,000)	(1,569)
Proceeds from borrowing from third party	—	—	5,738	900
Repayments of borrowing from third party	(41,179)	—	—	—
Net cash (used in)/provided by financing activities	(40,620)	55,172	5,838	916

Effects of exchange rate changes on cash, cash equivalents and restricted cash	75	574	206	32

Net change in cash, cash equivalents and restricted cash, including cash classified within assets held for sale	(83,908)	(37,955)	97,306	15,270

Less: Net change in cash, cash equivalents and restricted cash included in assets held for sale	—	—	57,729	9,059

Net change in cash, cash equivalents and restricted cash	(83,908)	(37,955)	39,577	6,211
Cash, cash equivalents and restricted cash at beginning of year	241,508	157,600	119,645	18,774

Cash, cash equivalents and restricted cash at end of year	157,600	119,645	159,222	24,985
Supplemental disclosure of cash flow information
Income tax paid	(449)	(2,657)	(1,280)	(201)
Interest paid	—	(134)	(320)	(50)
Supplemental disclosure of non-cash investing and financing activities:
Derecognition of assets other than cash of disposed subsidiaries/deregistered subsidiaries	81	980	34,920	5,480
Derecognition of liabilities of disposed subsidiaries/deregistered subsidiaries, net of recognized amount due to the disposed subsidiaries/deregistered subsidiaries	958	11,595	52,402	8,223
Contingent consideration of purchase of subsidiary	(1,322)	—	—	—
Negative consideration from a business combination	(9,100)	—	—	—
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	150,603	96,099	17,082	2,681

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

a.    Background

The accompanying consolidated financial statements include the financial statements of Ambow Education Holding Ltd. (hereafter refer as the “Company”), its subsidiaries and variable interest entities (“VIEs”) for which the Company or its subsidiaries are the primary beneficiaries. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

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

On July 5, 2021, the two individual shareholders of Beijing Le’An Operational Management Co., Ltd. (“Beijing Le’An”), terminated their share pledge agreements, call options agreements, loan agreements, powers of attorney and exclusive consulting and service agreements with Beijing BoheLe Science and Technology Co. Ltd. (“Beijing BoheLe”); and transferred their 100% equity interest at Beijing Le’An to two new individual shareholders. On July 6, 2021, the two new individual shareholders of Beijing Le’An entered into the share pledge agreements, call options agreements, loan agreements, powers of attorney and exclusive consulting and service agreements with Beijing BoheLe. Beijing Le’An continued to be VIE of the Company since then. Through the renewal/establishment of such contractual agreements, the Company through its subsidiaries, continued to control the operation decisions of the VIEs. Therefore, the accounts and operations of the VIEs and their subsidiaries remain unchanged in the Group’s consolidated financial statements.

On July 20, 2021, the two individual shareholders of Beijing JFR Education and Technology Co., Ltd. (“Beijing JFR”) and Jinan LYZX Business Management Co., Ltd., (“Jinan LYZX”) entered into the share pledge agreements, call options agreements, loan agreements, powers of attorney and exclusive consulting and service agreements with Beijing BoheLe. Beijing JFR and Jinan LYZX collectively owns 100% equity interest of Jinan WXBL Education & Technology Co., Ltd. (“Jinan WXBL”). Beijing JFR and Jinan LYZX became VIEs of the Company since then. Through the establishment of such contractual agreements, the Company through its subsidiaries, controls the operation decisions of the VIEs. Therefore, the accounts and operations of the VIEs and their subsidiaries remain unchanged in the Group’s consolidated financial statements.

In 2021, one of the Company’s subsidiaries, Ambow Education Co., Ltd., registered in Cayman Islands, changed its name to OOOK Holding Co., Ltd. GTE Holding Co., Ltd., 100% subsidiary of Ambow Education Co., Ltd. and registered in Hong Kong, changed its name to OOOK Intelligent Co., Ltd. Beijing Ambow Chuangying Education and Technology Co., Ltd. (“Ambow Chuangying”), one of the Company’s Wholly Owned Foreign Enterprises (“WOFEs”) in China, changed its name to OOOK (Beijing) Education and Technology Co., Ltd. (“OOOK WOFE”) and became 100% subsidiary of OOOK Intelligent Co., Ltd.

On September 22, 2021, the two individual shareholders of Beijing OOOK Education and Technology Co., Ltd. (“Beijing OOOK”) entered into the share pledge agreements, call options agreements, loan agreements, powers of attorney and exclusive consulting and service agreements with OOOK WOFE. Beijing OOOK became VIE of the Company since then. Through the establishment of such contractual agreements, the Company through its subsidiaries, controls the operation decisions ofthe VIEs. Therefore, the accounts and operations of the VIEs and their subsidiaries remain unchanged in the Group’s consolidated financial statements.

On May 14, 2021, the PRC State Council promulgated the 2021 Implementing Rules for the Law for Promoting Private Education (the “ 2021 Implementing Rules”), which became effective on September 1, 2021. The 2021 Implementing Rules prohibit foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties from controlling private schools that provide compulsory education by means of mergers, acquisitions, contractual arrangements, etc., and private schools providing compulsory education are prohibited from conducting transactions with their related parties.

During the year ended December 31, 2021, to comply with the 2021 Implementing Rules, the Group planned to sell the Shuyang Galaxy School (“Shuyang K-12”) and business providing compulsory education services at Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”) and Shenyang Universe High School (“Shenyang K-12”) (collectively as “K-9 business”). The Group has found a third party buyer and signed a definitive sales agreement, which is currently under registration process which is expected to be completed within one year from December 31, 2021. As the transaction was not closed as of December 31, 2021, and such business did not meet the definition of a “component” under US GAAP to be presented as a discontinued operation, the Group recorded the assets and liabilities of the K-9 business as “Held for Sale” in accordance with ASC 360. The assets and liabilities of the K-9 business classified as held for sale were presented separately in the asset and liability sections, respectively, of the Consolidated Balance Sheet as of December 31, 2021. Refer to Note 25-Assets and Liabilities Classified as Held for Sale for further details.

In 2021, the Group also established a series of new subsidiaries and branch companies, and completed disposal and deregistration procedures of certain subsidiaries and branch companies in China. Refer to Note 1 (c) – Major Subsidiaries and VIEs, Note 27 – Disposal of Subsidiaries and Note 28 – Gain from Deregistration of Subsidiaries for further information.

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

c.    Major subsidiaries and VIEs

As of December 31, 2021, the Company’s major subsidiaries and VIEs include the following entities:

		Place of	Percentage
	Date of	incorporation	of
	incorporation	(or establishment)	ownership
Name	or acquisition	/operation	%	Principal activity
Subsidiaries

Ambow Education Management (Hong Kong) Ltd.	November 9, 2009	Hong Kong	100%	Investment Holding

OOOK WOFE	January 18, 2008	PRC	100%	Investment Holding

Ambow Shengying	October 13, 2008	PRC	100%	Investment Holding

Beijing BoheLe	April 30, 2020	PRC	100%	Investment Holding

Ambow Education Inc.	July 5, 2016	United States	100%	Investment Holding

Ambow BSC Inc.	February 14, 2017	United States	100%	Investment Holding

Bay State College Inc.	November 20, 2017	United States	100%	CP&CE Programs

Ambow NSAD Inc.	May 8, 2019	United States	100%	Investment Holding

NewSchool of Architecture and Design, LLC (“NewSchool”)	March 6, 2020	United States	100%	CP&CE Programs

		Place of	Percentage
	Date of	incorporation	of
	incorporation	(or establishment)	ownership
Name	or acquisition	/operation	%	Principal activity

Variable interest entities and subsidiaries of VIEs

Ambow Shida	July 30, 2004	PRC	100%	Investment Holding

Shanghai Ambow	May 16, 2006	PRC	100%	Investment Holding

Ambow Sihua	April 17, 2007	PRC	100%	Investment Holding

Ambow Rongye Education and Technology Co., Ltd. (“Ambow Rongye”)	September 8, 2015	PRC	100%	Investment Holding

Ambow Zhixin Education and Technology Co., Ltd. (“Ambow Zhixin”)	October 14, 2015	PRC	100%	Investment Holding

IValley	March 13, 2017	Taiwan	100%	Investment Holding

Beijing Le’An	January 17, 2020	PRC	100%	Operational Services to K-12 Schools

Beijing JFR	July 5, 2021	PRC	100%	Investment Holding

Jinan LYZX	July 2, 2021	PRC	100%	Investment Holding

Jinan WXBL	June 25, 2021	PRC	100%	Operational Services to K-12 Schools

Beijing OOOK	July 23, 2021	PRC	100%	CP&CE Programs

Beijing Genesis Education Group (“Genesis Career Enhancement”)	May 1, 2011	PRC	100%	CP&CE Programs

Beijing Ambow Dacheng Education and Technology Co., Ltd.	December 2, 2013	PRC	100%	CP&CE Programs

GTE (Shanghai) Education Training Co., Ltd. (“GTE Shanghai”)	April 27, 2016	PRC	100%	CP&CE Programs

GTE (Beijing) Education Training School Co., Ltd. (“GTE Beijing”)	February 12, 2020	PRC	100%	CP&CE Programs

IValley Beijing	September 15, 2017	PRC	100%	CP&CE Programs

Beijing Century Zhisheng Education Technology Co., Ltd	July 26, 2007	PRC	100%	CP&CE Programs

Changsha Jingcai Education Technology Co., Ltd.	February 1, 2019	PRC	100%	Investment Holding

Beijing Zhong’an Ambow Culture Technology Co., Ltd. (“ZhongAn Ambow”)	May 1, 2019	PRC	51%	CP&CE Programs

		Place of	Percentage
	Date of	incorporation	of
	incorporation	(or establishment)	ownership
Name	or acquisition	/operation	%	Principal activity
Schools of VIEs

Changsha K-12	June 18, 1999	PRC	100%	K10-12 School

Shenyang K-12	December 8, 2003	PRC	100%	K10-12 School

Changsha YH Jingcai Xiuye Tutoring School Co., Ltd.	July 24, 2019	PRC	100%	CP&CE Programs

Changsha FR Xiuye Tutoring School Co., Ltd.	February 1, 2019	PRC	100%	CP&CE Programs

Lanzhou Anning Ambow English Training School	May 16, 2011	PRC	100%	CP&CE Programs

Beijing Haidian Ambow Xinganxian Training School (“Beijing Xinganxian”)	March 28, 2005	PRC	100%	CP&CE Programs

Beijing Huairou Xinganxian Training School	March 10, 2011	PRC	100%	CP&CE Programs

Shandong Shichuang Software Training School	September 22, 2009	PRC	100%	CP&CE Programs

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

Through the contractual agreements described above, the following companies: Ambow Shida, Ambow Shanghai, Ambow Sihua, Beijing Le’An, Ambow Rongye, Ambow Zhixin, IValley, Beijing JFR, Jinan LYZX and Beijing OOOK are considered to be VIEs in accordance with US GAAP for the following reasons:

●	Shareholders of the VIEs lack the right to receive any expected residual returns from the VIEs;

●	Shareholders of VIEs lack the ability to make decisions about the activities of the VIEs that have a significant effect on their operation; and
●	Substantially all of the VIEs’ businesses are conducted on behalf of the Company or its subsidiaries.

Through the equity pledge arrangements, call option agreements and powers of attorney with the shareholders of VIEs, the Company controls decisions in relation to the operations of the VIEs, VIE’s subsidiaries and schools controlled. Specifically, the Company can make the following decisions which most significantly affect the economic performance of the VIEs:

●	The Company has the power to appoint the members of the VIE’s board of directors and senior management as a result of the powers of attorney;
●	The Company is closely involved in the daily operation of the VIE via appointing management personnel such as VP and other staff to oversee the operation of the VIEs;
●	Generally, the VIE’s board of directors and senior management may (1) modify the articles of the schools / centers; (2) approve the department structure of the schools / centers, and (3) approve the division, combination, termination of the schools / centers;
●	The principals of the schools are involved in curriculum design, course delivery, hiring teachers, student recruitment, and approving school budgets and monthly spending plan; and
●	The principals sign significant contracts on behalf of the schools / training centers such as service arrangement, leasing contract etc.

Further, the Company is also able to make the following decisions that enable it to receive substantially all of the economic returns from the VIEs:

●	The Company has the exclusive right to provide management / consulting services to VIEs. Given the Company controls the VIE’s board of directors, the Company has the discretion to set the service fees which enable the Company to extract the majority of the profits from the Company;
●	The Company has the right to renew the service contracts indefinitely, which ensures the Company will be able to extract profits on a perpetual basis.

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

In addition, the responsibilities of the schools and centers, under the direction of the VIEs and Company’s management (through the power invested in them by the VIEs) include the following:

●	Providing suitable facilities to house staff and deliver courses to students;
●	Designing an appropriate curriculum for the delivery of courses, in accordance with the Ministry of Education (“MOE”), or the MOE stipulations, where applicable;
●	Hiring, training and terminating the employment of teachers and other support staff to run the schools and centers; and
●	Selecting and recruiting students, in accordance with the Company’s entry requirements and to maximize the usage of capacity.

According to the Law for Promoting Private Education, sponsors of private schools may choose to register their schools as either non-profit or for-profit schools but sponsors are not permitted to register for-profit schools that provide compulsory education. The Company has categorized its schools into these two categories, and applies the voting interest model when consolidating the for-profit schools and applies the VIE model when consolidating the non-profit schools.

For the for-profit schools,the VIEs have a 100% equity interest in the schools, which allows them to make key operating decisions on behalf of the schools. Therefore, the Company through the VIEs consolidates the schools applying voting interest model.

Non-profit schools are prohibited from distributing annual dividends and all earnings must be reserved for the operation of the schools. The Company through the VIEs has the power to direct the schools’ most significant activities as long as the VIEs remain the equity holders of the schools and has the obligation to absorb operating losses. Therefore, the Company through the VIEs is the primary beneficiary of the non-profit schools and consolidates them under the VIE model.

Aggregation of VIEs

The Company identifies and aggregates its subsidiaries and VIEs with similar nature for consolidation and reporting purpose. The VIEs and their schools and centers have very similar characteristics and are facing similar kinds/levels of risks:

●	The principal business of the VIEs are sponsors of the schools and centers, or the controlling shareholders of the companies which are the sponsors of the schools and centers;
●	All the schools of the VIEs require licenses from MOE (or commercial and business regulators if they are registered as companies);
●	The schools and centers, in addition to holding the business/education licenses, have to operate by conducting all necessary activities, including but not limited to, acquiring and provisioning of appropriate facilities, hiring and management of teachers and supporting staff, recruitment of students and course/training delivery;
●	The schools and centers operated their business in the education industry and hence subject to the regulations and risks associated with the industry; and

●	For the VIEs, schools and centers registered and located in PRC, they are facing similar risks in related to governmental, economic and currency. For VIE registered in Taiwan, its subsidiaries locate in PRC and facing similar risks in related to governmental, economic and currency with other VIEs.

In addition, the Company enters into different contractual agreements with the nine VIEs but these agreements are of similar format and structure. Therefore, the contract risk, if any, arising from the contractual relationship with the VIEs is also similar.

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

There are uncertainties as to whether the Company can maintain the Taiwan VIE structure in the future. If Ambow Education Management (Hong Kong) Ltd. is classified as “organization of the Mainland Area”, there may be a material impact to the viability to our current corporate structure, corporate governance and business operations. The Company may potentially be subject to fines and/or administrative or criminal liabilities.

The Company’s operations depend on the VIEs and their respective shareholders to honor their contractual agreements with the Company. All of these agreements between the Company and Ambow Shida, Ambow Shanghai, Ambow Sihua, Beijing Le’An, Ambow Rongye, Ambow Zhixin, Beijing JFR, Jinan LYZX and Beijing OOOK are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Agreements between the Company and IValley are governed by Taiwan laws and regulations and provide for the resolution of disputes through arbitration in the Taipei. The management believes that the VIE agreements are in compliance with PRC and Taiwan laws and are legally enforceable.

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

In addition, if the Company is unable to maintain effective control over its VIEs, the Company would not be able to continue to consolidate the Group’s VIEs’ financial results with its financial results. The Company’s ability to conduct its education business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate Ambow Shanghai, Ambow Shida, Ambow Sihua, Beijing Le’An, Ambow Rongye, Ambow Zhixin, IValley, Beijing JFR, Jinan LYZX and Beijing OOOK, their respective schools and subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over these entities and their respective schools and subsidiaries and their shareholders, and it may lose the ability to receive economic benefits from these respective entities, schools and subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the subsidiaries or the VIEs, and believes that the risk of losing the ability to maintain effective control over its VIEs is remote.

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

Financial information of the VIEs and their subsidiaries/schools:

The combined financial information of the Group’s VIEs and, as applicable, subsidiaries/schools of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Total assets	653,657	624,715
Total liabilities	665,373	616,717

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues	503,180	411,805	385,366
Net (loss) income	(48,461)	(44,603)	64,544

The following table sets forth cash and cash equivalents in RMB held by the Group’s VIEs and non-VIE in PRC as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
VIEs in PRC	60,044	124,174
Non-VIEs in PRC	4,207	762
Total	64,251	124,936

All of the assets of VIEs and its subsidiaries can be used only to settle obligations of VIEs and its subsidiaries. None of the assets of VIEs and its subsidiaries have been pledged or collateralized. The creditors of VIEs and its subsidiaries do not have recourse to the general credit of the Company and its wholly-owned subsidiaries. Assets of VIEs and its subsidiaries that can be used only to settle obligations of VIEs and its subsidiaries and liabilities of VIE and its subsidiaries for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its wholly owned subsidiaries have been presented parenthetically alongside each balance sheet caption on the face of the consolidated balance sheets.

During the periods presented, the Company and its wholly-owned subsidiaries provided financial support to VIEs that it was not previously contractually required to provide in the form of advances. To the extent VIEs requires financial support, pursuant to the exclusive business cooperation agreement, the WFOE may, at its option and to the extent permitted under the PRC law, provide such support to VIEs through loans to VIE’s nominee equity holders or entrustment loans to VIEs.

2. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2021, the Group’s consolidated current liabilities exceeded its consolidated current assets by RMB 154,917. With certain non-cash payment adjustments excluded from the current liabilities, the gap between the current liabilities and current assets has been significantly reduced. The Group’s consolidated net assets were amounting to RMB 146,682 as of December 31, 2021. There are no liquidity concerns noted in the next 12 months.

The Group’s principal sources of liquidity have been cash provided by operating activities. The Group had net cash used in operating activities of RMB 15,934 and RMB 10,210 for the years ended December 31, 2021 and 2019 respectively, and net cash provided by operating activities of RMB 4,812 for the year of 2020. The net cash outflow in 2021 was mainly caused by less cash inflows impacted by the regulatory changes to tutoring business. As of December 31, 2021, the Group had RMB 157,399 in unrestricted cash and cash equivalents, RMB 15,764 in short term investments, available for sale, and RMB 2,000 in short term investments, held to maturity.

The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenues and/or manage cost and operating expenses in line with revenue forecasts, the Group may not be able to achieve profitability.

The Group believes that available cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable the Group to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, obtaining credit facilities, streamlining business units, controlling rental, overhead and other operating expenses and seeking to further dispose non-cash generating units. Management cannot provide any assurance that the Group will raise additional capital if needed.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SIGNIFICANT ACCOUNTING POLICIES

a.    Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.3726, representing the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

As mentioned in Note 1 (a) and Note 25, to comply with the 2021 Implementing Rules, the Group planned to sell its business providing compulsory education services at its three K-12 schools. The Group has found a third party buyer and signed a definitive sales agreement, which is currently under registration process and expected to be completed within one year from December 31, 2021. As the transaction was not closed as of December 31, 2021, and such business did not meet the definition of a “component” under US GAAP to be presented as a discontinued operation, the Group recorded the assets and liabilities of the K-9 business as “Held for Sale” in accordance with ASC 360. The assets and liabilities of the K-9 business were classified as held for sale were presented separately in the asset and liability sections, respectively, of the Consolidated Balance Sheet as of December 31, 2021. Refer to Note 25-Assets and Liabilities Classified as Held for Sale for further detail.

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

e.    Restricted cash

Restricted cash includes the cash frozen during ongoing arbitrations and deposit required by certain customer for contract implementation.

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

g.    Accounts receivable

Accounts receivable mainly represent the amounts due from the customers or students of the Group’s various subsidiaries and VIEs.

h.    Allowance for doubtful accounts

The Group adopted ASC 326 Financial Instruments – Credit Losses using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit from January 1, 2020 and interim periods therein. Management used an expected credit loss model for the impairment of trading receivables as of period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

i.    Land use rights

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the useful life of land use right which is fifty years.

j.    Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

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

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Business combinations occurred during the years ended December 31, 2019, 2020 and 2021 are disclosed in Note 23-Acquisition.

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

p.    Extinguishments of liabilities

The Group derecognizes a liability only if it has been extinguished. A liability has been extinguished if either the Group pays the creditor and is relieved of its obligation for the liability, or the Group is legally released from the liability judicially or by the creditor. In the year of 2020, the Group derecognized liabilities with long aging over certain years and no claim of debts have been received by the Group, and liability whose creditors have ceased to exist legally. Refer to Note 26-Gain from Derecognition of Liabilities for detail.

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

The Group has two reportable segments: 1) K-12 schools, 2) CP&CE Programs. K-12 schools mainly provide full curriculums educational services to senior high school students in China. CP&CE Programs offer tutoring services to pre-school children and senior high school students, provide vocational education services to undergraduate students in partner colleges, provide boarding and accommodation services to partner colleges or corporate customers, provide short term outward bound and in-house training services to corporate clients, and provide intellectualized operational services to corporate clients, colleges and universities. Bay State College and NewSchool in U.S. under CP&CE Programs offer career-focused post-secondary educational services to undergraduate students in U.S.

For individual customers including pre-school children and senior high school students and undergraduate students, usually there are no written formal contracts between the Group and the students according to business practice. Records with students’ name, grade, tuition and fee collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities. For college and corporate customers, there are written formal contracts which recorded service fee, service period, each party’s rights and obligations and payment terms.

For individual customers including pre-school children and senior high school students and undergraduate students, the Group’s performance obligations are to provide acknowledged academic education including kindergarten, grade from ten to twelve to school-aged students within academic years, extracurricular tutoring services and post-secondary education with Associates and Bachelor’s programs within agreed-upon periods respectively. For college and corporate customers, the Group’s performance obligations are to provide customized vocational educational services to college students within academic years; or to provide boarding and accommodation services to customers for agreed-upon periods; or to provide short term outward bound and in-house training services to corporate clients within agreed-upon periods; or to provide intellectualized operational services and warranty of agreed period of time.

For individual customers including pre-school children and senior high school students and undergraduate students, transaction price of each customer is the tuition and fee received normally up front. For college and corporate customers, transaction price of each customer is the service fee defined in the contract, net of value added tax, and would be received either up front or within payment terms depending on each contract. Circumstances like other variable consideration, significant financing component, noncash consideration, consideration payable to a customer did not exist.

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

For individual customers including pre-school children and senior high school students and undergraduate students, the Group satisfies performance obligations to students over time, and recognizes revenue according to tutoring hours or school days consumed in each month of a semester. For vocational education services, outbound and in-house training services, and boarding and accommodation services to college and corporate customers, the Group satisfies performance obligations to customers over time, and recognizes revenue according to the number of months within the academic year, or training days consumed in each month, or boarding service days within each month. For intellectualized operational service to corporate clients, the Group satisfies performance obligations to customers over time, use the cost-based input method to depict its performance in transferring control of services promised to the clients. Such input measure is determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion. For performance obligation of warranty, the change of control would be transferred to the customer over time. Accordingly, the Group recognizes revenue using a straight-line method within the whole warranty period.

Disaggregation of revenues

The following table illustrates the disaggregation of revenue by operating segments for the years of 2019, 2020 and 2021:

	K‑12	CP&CE
(RMB in thousands)	Schools	Programs	Consolidated
	RMB	RMB	RMB
Net Revenues in 2019	313,747	270,162	583,909
Net Revenues in 2020	291,539	240,441	531,980
Net Revenues in 2021	270,362	226,515	496,877

Contract Balances

The transferred control of promised services to customers result in the Group’s unconditional rights and conditional consideration receivable on passage of time. Accordingly, as of December 31, 2020 and 2021, the Group has no other contract assets except for Accounts Receivable, in RMB 20,972 and RMB 25,602, respectively. Please refer to Note 6-Accounts Receivable, Net for detail.

Contract liabilities represent the Group has received consideration but has not satisfied the related performance obligations. The tuition and service fees received in advance are the Group’s contract liabilities and presented in deferred revenue in the consolidated balance sheets. The revenue recognized during the years 2020 and 2021 that was previously included in the deferred revenue balances as of December 31, 2020 and December 31, 2021 was RMB 163,699 and RMB 95,036, respectively.

The following table provides the deferred revenue balances by segments as of December 31, 2020 and 2021.

	As of December 31,
	2020	2021
	RMB	RMB
K-12 Schools	126,564	69,634
CP&CE Programs	37,135	25,402
Total	163,699	95,036

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

u.    Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were RMB 10,664, RMB 7,474 and RMB 7,637 for the years ended December 31, 2019, 2020 and 2021, respectively, and have been included as part of selling and marketing expenses.

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

Deferred tax liabilities and assets are classified as noncurrent and presented with a netted off amount in the consolidated balance sheets as of December 31, 2020 and 2021, respectively.

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

For a long-lived asset to be sold by the Group continues to be classified as held and used until it is sold. When a long-lived asset ceases to be used, the carrying amount of the asset is written down to its salvage value, if any.

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

ff.    Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

gg.	Recently issued accounting standards

Recently issued ASUs by the FASB have no material impact on the Group’s consolidated results of operations or financial position.

4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash and cash equivalents	157,600	118,821	157,399
Restricted cash	—	824	1,823
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	157,600	119,645	159,222

5. SHORT TERM INVESTMENTS

Short term investments consist of held-to-maturity investments and available-for-sale investments.

Held to maturity investments

Held-to-maturity investments consist of various fixed-income financial products purchased from Chinese commercial banks, which are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products are within one year with floating interest rates. They are classified as short term investments on the consolidated balance sheets as its contractual maturity dates are less than one year. The repayments of principal of the financial products are not guaranteed by the Chinese commercial banks from which the fixed income financial products were purchased. Historically, the Group has received the principal and the interest in full upon maturity of these investments.

While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. No OTTI loss was recognized for the year ended December 31, 2021.

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

Available-for-sale securities are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The aging of all the available-for-sale investments were less than 12 months as of December 31, 2021. No OTTI loss was recognized for the year ended December 31, 2021.

The amortized cost, gross unrealized gain in accumulated other comprehensive income, and estimated fair value of investments as of December 31, 2020 and 2021, are reflected in the tables below:

	As of December 31, 2020
		Gross unrealized gain
		in accumulated other	Estimated
	Amortized Cost	comprehensive income	Fair value
	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	45,000	—	45,000

Available-for-sale investments
Adjustable-rate financial products	117,000	854	117,854

	As of December 31, 2021
		Gross unrealized gain
		in accumulated other	Estimated
	Amortized Cost	comprehensive income	Fair value
	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	2,000	—	2,000

Available-for-sale investments
Adjustable-rate financial products	15,000	764	15,764

Interest income recognized on held-to-maturity investments for years ended December 31, 2019, 2020 and 2021 were as follows:

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Interest income recognized on held-to-maturity investments	1,904	548	1,239	163

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB

Accounts receivable	27,219	37,008
Less: Allowance for doubtful accounts	(6,247)	(11,406)
Accounts receivable, net	20,972	25,602

Allowance for doubtful accounts:

	As of December 31,
	2020	2021
	RMB	RMB

Balance at beginning of year	(2,993)	(6,247)
Addition	(7,857)	(6,930)
Written off	4,603	1,771
Balance at end of year	(6,247)	(11,406)

7. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid and other current assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Amount due from Xihua Group (Note i)	49,800	49,800
Receivable from Zhenjiang operating rights (Note ii)	35,000	35,000
Prepaid input value-added tax	4,069	3,651
Staff advances	3,723	2,496
Rental deposits	2,826	1,289
Prepayments to suppliers	9,209	5,799
Subsidy receivable (Note iii)	4,567	—
Loans to third parties (Note iv)	—	4,188
Others (Note v)	8,510	7,737
Total before allowance for doubtful accounts	117,704	109,960
Less: allowance for doubtful accounts	(70)	(70)
Total	117,634	109,890

Allowance for doubtful accounts:

	As of December 31,
	2020	2021
	RMB	RMB
Balance at beginning of year	(4,339)	(70)
Addition (Note vi)	(1,046)	(869)
Written off (Note vi)	5,315	869
Balance at end of year	(70)	(70)

(Note i) A payable balance amounted to RMB 49,800 was recorded by a subsidiary prior to its acquisition by the Group, and such payable was indemnified by Xihua Investment Group (“Xihua Group). No provision was made for the indemnity. The indemnity balance was still outstanding as of the date of issuance of the financial statements.

(Note ii) The balance represented the prepaid operating rights to the Zhenjiang Foreign Language School and Zhenjiang International School. The Group started a negotiation of returning the operating right back to the original owner Zhenjiang Education Investment Center in the third quarter of 2011. As a result, the prepaid operating rights have been reclassified as receivable since then. As of December 31, 2020 and 2021, the payable balance to Zhenjiang Foreign Language School amounted to RMB 36,770 and RMB 36,770, respectively (see Note 13 -Accrued and Other Liabilities); therefore, no provision was made. As of the date of issuance of the financial statements, the negotiation was still in progress.

(Note iii) On March 6, 2020, Ambow NSAD Inc. acquired 100% of the outstanding membership interest of NewSchool. As part of the acquisition, a subsidy was provided by the seller for each of the four years after the acquisition for the loss of certain online business of NewSchool after the change of ownership. Refer to Note 23-Acquisition for further background information. On October 4, 2021, the Group reached an agreement with the seller to settle the subsidy receivable from the seller, current and non-current, with the consideration payable due to the seller. As of December 31, 2021, the net subsidy receivable has been fully collected.

(Note iv) On March 30 and May 20, 2021, Ambow Shengying and Ambow Education Inc. entered into loan agreements with Beijing Yisen Technology Service Co., Ltd. (“Yisen”) to lend cash in RMB 1,000 and US$ 500 to Yisen, respectively. The loans are interest free and with one-year terms. The loan agreements are without any requirements for collateral or pledge on the loans. No allowance upon such loans were provided in the year of 2021.

(Note v) Others mainly included inventory, prepaid education supplies, prepaid outsourcing service fee, and other miscellaneous items with trivial amounts.

(Note vi) Addition of allowance during the years of 2020 and 2021 was mainly provided against third parties due to the remote recoverability. Certain provisions were written off after all collection efforts being exhausted and the potentials for recovery was remote.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Buildings	128,659	76,790
Motor vehicles	4,147	3,333
Office and computer equipment	59,372	47,691
Leasehold improvements	89,667	68,209
Sub-total	281,845	196,023
Less: accumulated depreciation	(137,353)	(94,108)
Total	144,492	101,915

For the years ended December 31, 2019, 2020 and 2021, depreciation expenses were RMB 18,481, RMB 24,477 and RMB 14,994, respectively, which were recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses.

The Group performed impairment test on the property and equipment, and recognized impairment loss of RMB nil and RMB 1,127 for the years ended December 31, 2020 and 2021, respectively.

In November 2021, the Group mortgaged its office property in Beijing, China to obtain a line of credit from Bank of Huaxia. Refer to Note 12 Short-Term Borrowing for further information.

9. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Gross carrying amount
Trade names	47,068	22,635
Brand	4,534	4,534
Student populations	39,817	39,817
Software	31,371	28,953
Others	12,206	12,506
	134,996	108,445
Less: accumulated amortization
Trade names	—	—
Brand	—	—
Student populations	(39,711)	(39,817)
Software	(29,206)	(26,943)
Others	(11,271)	(11,699)
	(80,188)	(78,459)
Intangible assets, net
Trade names	47,068	22,635
Brand	4,534	4,534
Student populations	106	—
Software	2,165	2,010
Others	935	807
	54,808	29,986

Intangible assets – others include customer relationships, cooperative agreements, non-compete agreements, trademark, workforce, license and accreditation. For the years ended December 31, 2019, 2020 and 2021, the Group performed impairment test on the trade name and brand and recognized impairment loss of RMB 5,030, RMB 1,386 and RMB 8,885, respectively.

Amortization expenses for intangible assets amounted to RMB 6,042, RMB 5,599 and RMB 1,596 for the years ended December 31, 2019, 2020 and 2021, respectively, of which RMB 3,063, RMB 3,696 and RMB 276 are included in cost of sales and the remaining are included in general and administrative expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the future annual periods are as follows:

Amount
RMB
2022	517
2023	683
2024	633
2025	337
2026	318
Thereafter	329
Total	2,817

10. GOODWILL

The changes in the carrying amount of goodwill by reporting unit for the years ended December 31, 2020 and 2021 were as follows:

	K‑12	CP&CE
	Schools	Programs	Consolidated
	RMB	RMB	RMB
Balance as of December 31, 2019	25,710	34,643	60,353
Goodwill recognized during the year	—	960	960
Goodwill disposed during the year	—	(290)	(290)
Goodwill impairment	—	(35,313)	(35,313)
Balance as of December 31, 2020	25,710	—	25,710
Goodwill reclassified to assets held for sale (Note 25)	(3,803)	—	(3,803)
Balance as of December 31, 2021	21,907	—	21,907

(Note i) In the year of 2021, the Group performed quantitative impairment test for the goodwill of K-12 Schools reporting unit and no impairment loss was noted in the year.

11. OTHER NON-CURRENT ASSETS, NET

Other non-current assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB

Prepaid long-term deposit and loans to lock-up an equity interest investment (Note i)	89,929	103,009
Long-term receivables from Jinghan Taihe (Note ii & Note 23)	13,723	13,723
Long-term restricted cash (Note iii)	19,373	18,950
Long-term lease deposits	3,603	3,087
Long-term subsidy receivable (Note 7(iii) & Note 23)	6,577	—
Others	5,862	3,595
Total	139,067	142,364

(Note i) In April 2019, Ambow Shida entered into an agreement to lock-up a no-less-than 51% equity interest of Hebi Ambow Ruiheng Education Technology Co., Ltd. (“Ruiheng”) held by Beijing Dongyuanzhongheng Enterprise Management Co., Ltd. (“Dongyuan”) for six years, starting from May 1, 2019 till April 30, 2025. Ruiheng leases its land and buildings to Hebi Economic Development Zone Ambow Foreign Language School and Hebi Ambow Senior High School (collectively “Hebi Schools”) as campus and provides property operational services to Hebi Schools. Hebi Schools are located in Hebi, Henan Province in China, providing junior and senior high school full curriculum services respectively. Ambow Shida paid RMB 40,000 to Dongyuan as a deposit in April 2019 according to the agreement. As agreed by both parties, if Ambow Shida and Dongyuan reached for agreement to transfer the equity interest of Ruiheng at any time during the six years, the deposit in RMB 40,000 plus 10% annual interest accrued would not be returned but as part of the consideration for the transfer; or, Dongyuan will return the deposit to Ambow Shida with 10% annual interest within seven days upon the termination of the Agreement. Ambow Shida recognized RMB 40,000 as the principal and RMB 9,602 as interest receivable of the lock-up deposit as of December 31, 2021.

Ambow Shengying also entered into a series of loan agreements with Dongyuan in 2020 and 2021 with 5% annual interest rate. The total outstanding principles and interest receivable were RMB 49,600 and RMB 3,807 as of December 31, 2021, respectively. On April 8, 2020, the Group entered into an equity transfer intention agreement with Dongyuan to agree that the outstanding loans and interest due would be turned into part of consideration for the Group to acquire a no-less-than 51% equity interest of Ruiheng depending on both parties further agreement.

On September 30, 2021, Ambow Shida and Ambow Shengying went into a share pledge agreement with Dongyuan to put the 70.63% equity interest of Ruiheng held by Dongyuan as collaterals for the long-term deposit and loans and their interest receivables. No allowance upon such deposit, loans and interest receivable was provided in the years of 2020 and 2021.

(Note ii) As of December 31, 2020 and 2021, the Group recognized long-term receivables due from Jinghan Taihe of RMB 13,723, including the present value of long-term receivable related to the acquisition of tutoring centers previously owned by Jinghan Taihe and accrued management fee income from Jinghan Taihe. The interest income recognized in the Group’s consolidated income statement for the years ended December 31, 2020 and 2019 were RMB 1,925 and RMB 958, respectively. Due to the termination of operation of Jinghan Tutoring Centers, the Group is negotiating with Jinghan Taihe on settlement of the outstanding receivables and payables as of the date of this report. Refer to Note 13 (i)-Accrued and Other Liabilities and Note 23-Acquisition for further information.

(Note iii) It includes cash in collateral bank accounts for the issuance of letters of credit in U.S. and cash in special deposit accounts required by the Education Commission to prevent abusive use of educational funds in China.

12. SHORT-TERM BORROWING

The following table sets forth the loan agreement of short-term borrowing from bank:

			Amount	Annual	Repayment
Date	Borrower	Lender	(RMB)	Interest Rate	Due Date
December 10, 2021	Ambow Shida	Huaxia Bank	10,000	4.35%	December 10, 2022

In November 2021, the Group mortgaged its office property in Beijing, China with the carry amount of RMB 64,435 to obtain a line of credit in RMB 30,000 from Bank of Huaxia with a three-year term from October 15, 2021 to October 15, 2024. The mortgage shall be terminated once all borrowings were repaid and mortgage cancellation registration procedures were completed. On December 10, 2021, the Group received a loan from Huaxia Bank in the amount of RMB 10,000 with maturity date on December 10, 2022 and bearing interest at 4.35% per annum for working capital purpose.

13. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB

Business tax, VAT and others	31,719	28,789
Payable balance with indemnity by Xihua Group (Note 7(i))	49,800	49,800
Payable to Zhenjiang Foreign Language School (Note 7(ii))	36,770	36,770
Accrued payroll and welfare	27,982	19,660
Payable to Jinghan Taihe (Note i & Note 23)	25,441	25,441
Payable for purchase of equipment and services	9,995	7,872
Receipt in advance	4,535	3,556
Amounts due to students	9,198	13,632
Lawsuit penalty payable	2,731	—
Payable to K-9 buyer (Note ii)	—	21,301
Loan from third party	—	5,738
Consideration payable (Note iii)	7,067	—
Others	4,352	3,840
Total	209,590	216,399

(Note i) Due to the termination of operation of Jinghan Tutoring Centers in 2020, the Group reclassified deferred revenue of those tutoring centers to other liabilities in RMB 25,441 as of December 31, 2020 and 2021. The Group is negotiating with Jinghan Taihe on settlement of the outstanding receivables and payables as of the date of this report. Refer to Note 11 (ii)-Other Non-Current Assets, Net.

(Note ii) During the year ended December 31, 2021, to comply with the 2021 Implementing Rules, the Group planned to sell its business providing compulsory education services at its three K-12 schools. The Group has found a third party buyer and signed a definitive sales agreement, which is currently under registration process and expected to be completed within one year from December 31,2021. As the transaction was not closed as of December 31, 2021, and such business did not meet the definition of a “component” under US GAAP to be presented as a discontinued operation, the Group recorded the assets and liabilities of the K-9 business as “Held for Sale” in accordance with ASC 360, and recorded the K-9 business operating results from September 1, 2021 to December 31, 2021 as payable to K-9 buyer in RMB 21,301. Refer to Note 25-Assets and Liabilities Classified as Held for Sale for further details.

(Note iii) On March 6, 2020, Ambow NSAD Inc. acquired 100% of the outstanding membership interest of NewSchool. As part of the acquisition, a cash consideration was payable to the seller on or before December 31, 2021. Refer to Note 23-Acquisition for further background information. On October 4, 2021, the Group reached an agreement with the seller to settle the subsidy receivable due from the seller, current and non-current, with the consideration payable due to the seller. As of December 31, 2021, the net subsidy receivable has been fully collected.

14. LONG-TERM BORROWING

The following table sets forth the loan agreement of long-term borrowing from bank as of December 31, 2020:

			Amount	Original Amount	Annual	Repayment
Date	Borrower	Lender	(RMB)	(US$)	Interest Rate	Due Date
May 1, 2020	Bay State College	Small Business Administration (“SBA”)	9,594	1,470	1.00%	May 2, 2022

On May 1, 2020, Bay State College obtained a PPP loan under the CARES Act from the SBA through Bank of America in US$1,470, with maturity date on May 2, 2022. Bay State College accrued interest expense of the loan using a fixed rate of 1%. On July 1, 2021, SBA fully forgave the outstanding principal of the PPP loan to Bay State College.

15. ORDINARY SHARES

The addition of ordinary shares during the years ended December 31, 2020 and 2021 came from the vest of restricted shares and a registered public offering in October 2020 respectively. Refer to Note 16-Share Based Compensation - Restricted Stock Award for further information on the vest of restricted shares. On October 5, 2020, the Company completed the issuance of 1,507,538 ADSs (representing 3,015,076 Class A Ordinary Shares), at a purchase price of $3.98 per ADS, in a registered direct offering. The net proceeds from the offering, after deducting the placement agent fees and other offering expenses, was approximately RMB 35,515 (US$ 5,210).

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

Share options

Management of the Group is responsible for determining the fair value of options granted and have considered a number of factors when making this determination, including valuations. The Group has not granted options during the years of 2019, 2020 and 2021. As of December 31, 2020 and 2021, all share options were vested and previously expensed. There were no share-based compensation expenses for the share options during the years of 2019, 2020 and 2021.

Restricted stock awards

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Group. Twenty-five percent of the awards vested on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant’s continuing service of the Group through each vesting date. In 2020 and 2021, 50,001 and 50,000 shares of restricted stock were vested respectively.

A summary of the restricted stock awards as of December 31, 2020 and 2021 is as follows:

	Year ended December 31, 2020
			Weighted Average
		Grant-date fair	Remaining
	Shares	value	Contractual Term
		RMB
Unvested at beginning of year	171,409	19.16	2.55
Granted	—	—	—
Vested	(50,001)	17.62	—
Forfeited or expired	—	—	—
Unvested at end of year	121,408	18.10	1.57
Shares vested but not issued at end of year	19,935	20.42	—

	Year ended December 31, 2021
			Weighted Average
		Grant-date fair	Remaining
	Shares	value	Contractual Term
		RMB
Unvested at beginning of year	121,408	18.10	1.57
Granted	—	—	—
Vested	(50,000)	17.21	—
Forfeited or expired	—	—	—
Unvested at end of year	71,408	18.03	0.62
Shares vested but not issued at end of year	19,935	19.94	—

The Group recorded share-based compensation expenses of RMB 1,624, RMB 947 and RMB 883 in general and administrative expense for the restricted stock awards for the years ended December 31, 2019, 2020 and 2021, respectively, and the unrecognized share-based compensation expenses were amounting to RMB 1,666 and RMB 768 as of December 31, 2020 and 2021, respectively.

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

As of December 31, 2020 and 2021, the payable balances for VAT were RMB 2,176 and RMB 2,731, respectively.

b.	Business tax

In PRC, business taxes used to be imposed by the government on the revenues arising from the provision of taxable services including but not limited to education in the years before 2016. The business tax rates for the Group’s subsidiaries and consolidated variable interest entities ranged from 3% to 5%. Business tax was then replaced by the VAT from 2016 and thereafter.

As of December 31, 2020 and 2021, the payable balances for business tax were RMB 17,456 and RMB 17,299, respectively.

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

PRC and US

Significant components of the provision for income taxes on earnings for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current:
PRC	6,198	3,641	(70,284)
U.S.	5	2,274	237
Deferred:
PRC	6,156	1,065	14,396
U.S.	558	(5,918)	(3,457)
Provision for income tax expenses	12,917	1,062	(59,108)

Corporate entities

The PRC Enterprise Income Tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementing rules, which became effective on January 1, 2008. EIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises, except for certain entities that are entitled to tax holidays and exemptions.

EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of PRC. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company satisfies the criteria of beneficial owner as set out in Circular Guoshuihan [2009] No. 601. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a circular which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the EIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to EIT Law and EIT Implementing Regulations, a tax resident enterprise is an entity incorporated in the PRC, or incorporated outside the PRC but its “place of effective management” is in the PRC. The Company assessed and concluded that it does not satisfy the definition of a tax resident enterprise. The Company has further determined that its FIEs in PRC will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIEs in PRC for the years ended December 31, 2019, 2020 and 2021.

Private schools

According to The Law for Promoting Private Education promulgated on November 7, 2016 effective on September 1, 2017, sponsors of private schools may choose to register their schools as either non-profit or for-profit schools but sponsors are not permitted to register for-profit schools that provide compulsory education. Non-profit private schools will be entitled to the same tax benefits as public schools, while for-profit private schools may be subject to 25% enterprise income tax rate. The Group’s private schools are registered as for-profit. The Group has recognized income tax payable for its private schools using the unified income tax rate of 25% because the obligation was considered probable. Please see Note 17(d) for the movement of uncertain tax position.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax asset:
Accrued expense	5,241	3,132
Allowance for doubtful accounts	37,470	22,486
Tax loss carried forward	275,914	264,748
Deferred advertising expense	222	205
Impairment of long-lived tangible assets	357	357
Discount on long-term receivables from Jinghan Taihe	8,930	8,930
Total deferred tax assets	328,134	299,858
Valuation allowance	(297,689)	(286,169)
Deferred tax assets, net of valuation allowance	30,445	13,689

Deferred tax liabilities:
- Unrecognized valuation surplus and deficit - acquisition	81,125	81,125
- Unrecognized valuation surplus and deficit - decrease due to amortization and impairment	(62,759)	(71,305)
- Unrealized profit of short-term investments	235	198
- Accelerated fixed assets depreciation	2,119	2,356
- Unrealized gain on acquisition/disposal	3,387	1,284
Total deferred tax liabilities	24,107	13,658
Deferred tax assets, net of valuation allowance and deferred tax liabilities	6,338	31

The Group has accrued deferred tax assets in RMB 15,604 for two K-12 schools by the end of the year 2016 as they were not quailed as a “not-for-profit entity” that is exempt from corporate income tax. As the five-year claw-back period expired ended as of December 31, 2021, and management believed the possibility for tax authorities’ further challenge is remote, the Group reversed deferred tax assets of RMB 15,604 recorded by the end of the year 2016, accordingly.

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

The following represents the amounts and expiration dates of operating loss carried forwards for tax purpose:

Amount
RMB
2022	30,541
2023	42,007
2024	32,407
2025	30,406
2026 and thereafter	647,009
Total	782,370

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	278,437	249,626	297,689
Allowance made during the year	96,336	66,346	39,579
Decrease due to disposal/deregistration of subsidiaries	(65,639)	(2,408)	(759)
Reversals	(59,508)	(15,875)	(50,340)
Balance at end of the year	249,626	297,689	286,169

Reconciliation between total income tax expense and the amount computed by applying the PRC statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2019	2020	2021
	%	%	%
PRC statutory income tax rate	25%	25%	25%
Impact of different tax rates in other jurisdictions	(8)%	(1)%	40%
Tax effect of preferential tax rate for small enterprises	(5)%	5%	(4)%
Tax effect of non-deductible expenses	(2)%	29%	(24)%
Tax effect of non-taxable income	2%	19%	55%
Tax effect of tax-exempt entities	17%	(20)%	(104)%
Deferred tax effect of tax rate change	(35)%	47%	(91)%
Tax effect of statue expiration	0%	0%	160%
Changes in valuation allowance	(9)%	(106)%	47%
Effective tax rate	(15)%	(2)%	104%

The Group has accrued income tax payable in RMB 62,782 as part of the tax effect on the disposal gain of Jinghan Group based on management’s best judgement given the facts, circumstances, and information available back in the year of 2015, while it’s not required to pay it in the annual tax filling of 2015. As the five-year claw-back period expired in the year ended December 31, 2021, and management believed the possibility for tax authorities’ further examination is remote, the Group reversed such income tax payable in the year of 2021 accordingly.

d.    Uncertain tax positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	26,246	32,152	34,763
The amount of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(242)	(69)	(50)
Additions for tax position of current year	6,148	3,231	5,063
Decrease due to disposal of subsidiaries (Note 26)	—	(551)	—
Decrease due to deregistration of subsidiary	—	—	(5,465)
Decrease due to expiration of claw-back period	—	—	(12,836)
Unrecognized tax benefits, end of year	32,152	34,763	21,475

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC Topic 740, and the balance is presented as non-current liability in the consolidated financial statements since December 31, 2021 due to the fact that the Group does not anticipate payments of cash within one year.

The Group recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. The Group has a liability for accrued interest of RMB nil as of December 31, 2020 and 2021, respectively.

However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. As of December 31, 2019, 2020 and 2021, there are RMB 32,152, RMB 34,763 and RMB 21,475 unrecognized tax benefits that if recognized would affect the annual effective tax rate. As the five-year claw-back period expired in the year ended December 31, 2021, and management believed the possibility for tax authorities’ further examination is remote, in 2021, the Group reversed income tax payable accrued before the end of 2016 for uncertain tax positions amounting to RMB 12,836. The Group does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2021.

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

18. NET INCOME/LOSS PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Numerator:
Numerator for basic and diluted (loss) income per share	(99,941)	(62,712)	3,002
Denominator:
Denominator for basic (loss) income per share weighted average ordinary shares outstanding	43,505,175	44,372,326	46,654,853
Denominator for diluted (loss) income per share weighted average ordinary shares outstanding	43,505,175	44,372,326	46,654,853

Basic (loss) income per share	(2.30)	(1.41)	0.06
Diluted (loss) income per share	(2.30)	(1.41)	0.06

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

The components of lease expense were as follows:

	Years ended December 31,
	2020	2021
	RMB	RMB
Operating and short-term lease expense	58,723	48,131

Finance lease expense	600	600

Supplemental cash flow information related to leases was as follows:

	Years ended December 31,
	2020	2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	44,548	45,737
Operating cash flows from finance lease	—	—

Supplemental balance sheet information related to leases was as follows:

	Years ended December 31,
	2020	2021
Weighted-average Remaining Lease Term
Operating leases	7.41 Years	7.08 Years
Finance lease	9.67 Years	9.18 Years
Weighted-average Discount Rate
Operating leases	4.51%	4.49%

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2021.

The Group performed impairment test on the operating lease right-of-use assets and recognized impairment loss in RMB 513 for the year ended December 31, 2021.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of December 31, 2021.

As of December 31, 2021, maturities of lease liabilities were as follows:

Amount
RMB

2022	49,811
2023	40,753
2024	40,955
2025	40,837
2026	29,291
Thereafter	79,627
Total lease payments	281,274
Less: interest	(33,664)
Total	247,610
Less: current portion	(48,923)
Non-current portion	198,687

As of December 31, 2021, the Group had no material operating or finance leases that had not yet commenced.

Sublease

The Group subleases dormitories and offices to third parties under operating leases. Sublease income are recorded as a reduction of lease expense in the consolidated statements of operations.

For the years ended December 31, 2019, 2020 and 2021, gross sublease income of the Group was RMB 3,064, RMB 1,199 and RMB 61, respectively.

20. CONTINGENCIES

As of December 31, 2021, the Group did not have any significant indemnification claims that were probable or reasonably possible.

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

For the year ended December 31, 2019

	K-12	CP&CE
(RMB in thousands)	Schools	Programs	Consolidated
	RMB	RMB	RMB
Net Revenues	313,747	270,162	583,909
Cost of revenues	(197,064)	(191,830)	(388,894)
GROSS PROFIT	116,683	78,332	195,015

OPERATING EXPENSES
Selling and marketing	(1,361)	(47,763)	(49,124)
General and administrative	(44,271)	(87,220)	(131,491)
Research and development	—	(245)	(245)
Impairment loss	—	(38,754)	(38,754)
Unallocated corporate expenses	—	—	(73,071)
Total operating expenses	(45,632)	(173,982)	(292,685)

OPERATING INCOME (LOSS)	71,051	(95,650)	(97,670)

OTHER INCOME
Interest income	1,412	1,150	2,562
Foreign exchange gain, net	—	25	25
Other (loss) income, net	(82)	2,950	2,868
Gain from deregistration of subsidiaries	—	562	562
Gain on sale of investment available for sale	1,043	—	1,043
Unallocated corporate other income	—	—	3,101
Total other income	2,373	4,687	10,161

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	73,424	(90,963)	(87,509)

Segment assets	345,427	466,162	811,589
Unallocated corporate assets	—	—	209,210
TOTAL ASSETS	345,427	466,162	1,020,799

For the year ended December 31, 2020

	K‑12	CP&CE
(RMB in thousands)	Schools	Programs	Consolidated
	RMB	RMB	RMB
Net Revenues	291,539	240,441	531,980
Cost of revenues	(188,628)	(198,862)	(387,490)
GROSS PROFIT	102,911	41,579	144,490

OPERATING EXPENSES
Selling and marketing	(1,471)	(46,533)	(48,004)
General and administrative	(44,288)	(78,995)	(123,283)
Research and development	(41)	(1,245)	(1,286)
Impairment loss	—	(36,699)	(36,699)
Unallocated corporate expenses	—	—	(59,768)
Total operating expenses	(45,800)	(163,472)	(269,040)

OPERATING INCOME (LOSS)	57,111	(121,893)	(124,550)

OTHER INCOME
Interest income	660	2,987	3,647
Foreign exchange gain, net	—	33	33
Other (loss) income, net	(105)	(3,440)	(3,545)
Gain from derecognition of liabilities	—	4,073	4,073
Loss from deregistration of subsidiaries	—	(22)	(22)
Gain on disposal of subsidiaries	—	752	752
Gain on the bargain purchase	—	40,273	40,273
Gain on sale of investment available for sale	2,988	—	2,988
Unallocated corporate other income	—	—	13,432
Total other income	3,543	44,656	61,631

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	60,654	(77,237)	(62,919)

Segment assets	407,157	448,256	855,413
Unallocated corporate assets	—	—	194,304
TOTAL ASSETS	407,157	448,256	1,049,717

For the year ended December 31, 2021

	K‑12	CP&CE
(RMB in thousands)	Schools	Programs	Consolidated
	RMB	RMB	RMB
Net Revenues	270,362	226,515	496,877
Cost of revenues	(172,489)	(167,069)	(339,558)
GROSS PROFIT	97,873	59,446	157,319

OPERATING EXPENSES
Selling and marketing	(997)	(52,166)	(53,163)
General and administrative	(35,628)	(69,545)	(105,173)
Research and development	—	(7,307)	(7,307)
Impairment loss	—	(10,525)	(10,525)
Unallocated corporate expenses	—	—	(74,306)
Total operating expenses	(36,625)	(139,543)	(250,474)

OPERATING INCOME (LOSS)	61,248	(80,097)	(93,155)

OTHER INCOME
Interest income	1,255	1,827	3,082
Foreign exchange loss, net	—	(34)	(34)
Other loss, net	(309)	(1,701)	(2,010)
Gain from deregistration of subsidiaries	—	1,325	1,325
Gain on disposal of subsidiaries	(781)	12,939	12,158
Gain on forgiven PPP loan	—	9,305	9,305
Gain on sale of investment available for sale	2,089	—	2,089
Unallocated corporate other income	—	—	10,136
Total other income	2,254	23,661	36,051

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	63,502	(56,436)	(57,104)

Segment assets	276,957	373,528	650,485
Unallocated corporate assets	—	—	319,677
TOTAL ASSETS	276,957	373,528	970,162

The following table summarizes the net revenues and long-lived assets for the years ended and as of December 31, 2019, 2020 and 2021 by geographic areas.

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net Revenues
PRC	503,180	411,805	383,343
U.S.	80,729	120,175	113,534
Total	583,909	531,980	496,877

Long-lived Assets
PRC	371,847	300,623	222,396
U.S.	168,146	179,560	157,066
Total	539,993	480,183	379,462

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

22. PRC CONTRIBUTION AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contributions. The total contributions for such employee benefits were RMB 44,456, RMB 29,910 and RMB 34,249 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

In accordance with the 2021 Implementing Rules to The Law for Promoting Private Education, the Group’s school subsidiaries in PRC must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserves, namely the education development reserve, which requires annual appropriations of at least 10% of after-tax profits or the increase in net assets of private education schools (as determined under accounting principles generally accepted in the PRC at each year-end) to the statutory reserve.

The following table presents the Group’s appropriations to the general reserve fund, statutory surplus reserve and education development reserve as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
General and statutory surplus reserve	1,438	1,438
Education development reserve	2,772	2,399
Total	4,210	3,837

23. ACQUISITION

Acquisition completed in 2019:

(1)    Ten Tutoring Centers controlled by Beijing Xinganxian

In February 2019, Beijing Xinganxian entered into an agreement with Beijing Jinghan Taihe Education Technology Co., Ltd. (“Jinghan Taihe”) to operate its ten branch companies located in Beijing for ten years from March 1, 2019 to February 28, 2029. Such ten branch companies operate ten centers to provide after school tutoring services to primary and secondary students (“Jinghan Tutoring Centers”). According to the Group’s assessment, starting from April 1, 2019 (“the acquisition date”), Beijing Xinganxian had the right to determine all business activities and to receive the expected residual return, also had the obligation to absorb expected loss of ten branch companies. Therefore, Beijing Xinganxian obtained substantial controls over the ten branch companies from April 1, 2019. Beijing Xinganxian also has the sole discretion to renew the agreement for another ten years.

The Group applied the acquisition method under ASC 805 Business Combinations regarding the consolidation of the ten branch companies. Pursuant to the agreement, on February 28, 2029, Jinghan Taihe shall pay to Beijing Xinganxian all of the: (i) RMB 27,871 which is the balances of deferred revenue of the ten branch companies as of the acquisition date; (ii) the rental, payroll and welfare payables related to the contracts entered into by Jinghan Taihe as of and after the acquisition date that is going to be paid by Beijing Xinganxian, the estimated amount is RMB 14,342 as of acquisition date. Purchase price of this arrangement is negative consideration, which include: the present value of item (i) and (ii) above in the amount of RMB 5,878 and RMB 3,222, respectively. The present values and interests growing along with passage of time were recorded under the other non-current assets. Refer to Note 11 (ii)-Other Non-Current Assets, Net for further information.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as of the acquisition date as follows:

		Amortization
		Period (in
	RMB	years)

Property and equipment	1,023
Intangible assets:
Trademark	2,322	3
Workforce	1,870	2
Goodwill	20,911
Defer tax assets, net of deferred tax liabilities	6,987
Total assets	33,113
Deferred revenue	(27,871)
Other payables	(14,342)
Total	(9,100)

The Group used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:

(a)	The present values of long term accounts receivable and other receivables were calculated using 17% discount rate;
(b)	Property and equipment were valued using the cost approach;
(c)	Trademark was valued using the relief from royalty method, which represents the benefits of owning the intangible asset rather than paying royalties for its use;
(d)	Workforce was valued using the replacement cost approach;
(e)	All other current assets and current liabilities carrying value approximated fair value at the time of acquisition.

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

The assets acquired from NewSchool include a subsidy provided by the seller for four years after the acquisition for the loss of certain online business of NewSchool after the change of ownership. The fair value of subsidy receivable was discounted by future subsidy payments during the four-year period. The purchase price is less than the fair value of the net assets acquired from NewSchool. As a result, the Group recorded a gain on bargain purchase in connection with this transaction. On October 4, 2021, the Group reached an agreement with the seller to settle the subsidy receivable from the seller, current and non-current, with the consideration payable due to the seller. As of December 31, 2021, the net subsidy receivable has been fully collected.

The Group used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:

(a)	Property and equipment were valued using the cost approach;
(b)	Tradename was valued using the relief from royalty method, which represents the benefits of owning the intangible asset rather than paying royalties for its use;
(c)	Accreditation was valued using the multi-period excess earning method approach;
(d)	All other current assets and current liabilities carrying value approximated fair value at the time of acquisition.

Acquisition-related costs incurred for the acquisitions have been expensed as incurred in general and administrative expense.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as of the acquisition date as follows:

		Amortization
		Period (in
	RMB	years)

Cash and cash equivalents	23,755
Restricted cash	13,867
Accounts receivable	2,370
Prepaid and other current assets	7,310
Property and equipment	1,468
Intangible assets:
Software	1,879
Tradename	3,190	Indefinite
Accreditation	693	10
Operating lease right-of-use asset	83,680
Other non-current assets	11,919
Total assets	150,131
Accounts payable	(44)
Accrued and other liabilities	(4,275)
Income tax payable, current	(4,887)
Deferred tax liabilities	(9,419)
Operating lease liability	(83,723)
Total liabilities	(102,348)
Gain on bargain purchase	(40,273)
Total purchase price	7,510

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

24. RELATED PARTY TRANSACTIONS

a.    Transactions

The Group entered into the following transactions with related parties:

	Years ended December 31,
Transactions	2019	2020	2021
	RMB	RMB	RMB
Balance netting off with Shandong Shichuang Software Engineering Co., Ltd., an entity controlled by Executive Principal of Ambow Research Center	(572)	572	—
Borrowing from members of management team of the Company	—	—	1,250
Service purchased from Jinan QCY Intelligent Technology Co., Ltd., an entity significantly influenced by a member of management team of the Company	—	(3,401)	(2,839)
Service provided to Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Company	950	—	—
Service purchased from Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Company	—	(785)	(1,320)
Service purchased from URSUS Information Technology (Beijing) Company Limited, an entity significantly influenced by a member of management team of the Company	(873)	—	—
Service purchased from Beijing HJRT Technology Co, Ltd, an entity significantly influenced by a member of management team of the Company	—	(264)	(264)

b.    The Group had the following balances with related parties:

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
Relationship	2020	2021	2020	2021
	RMB	RMB	RMB	RMB
Shandong Shichuang Software Engineering Co., Ltd., an entity controlled by Executive Principal of Ambow Research Center	—	—	2,417	2,417
Members of management team of the Company	—	—	—	1,250
Jinan QCY Intelligent Technology Co., Ltd., an entity significantly influenced by a member of management team of the Company	774	774	—	—
Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Company	1,961	2,040	126	126
URSUS Information Technology (Beijing) Company Limited, an entity significantly influenced by a member of management team of the Company	201	201	—	—
Beijing HJRT Technology Co., Ltd., an entity significantly influenced by a member of management team of the Company	88	88	—	—
	3,024	3,103	2,543	3,793

25. ASSETS AND LIABILITIES HELD FOR SALE

During the year ended December 31, 2021, to comply with the 2021 Implementing Rules, the Group planned to sell the Shuyang Galaxy School (“Shuyang K-12”) and business providing compulsory education services at Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”) and Shenyang Universe High School (“Shenyang K-12”) (collectively as “K-9 business”). The Group has found a third party buyer and signed a definitive sales agreement, which is currently under registration process which is expected to be completed within one year from December 31, 2021. The Group would act on behalf of the buyer for the K-9 business operation and management under the authorization of the buyer temporarily, till the registration process is completed. As the transaction was not closed as of December 31, 2021 and such business did not meet the definition of a “component” under US GAAP to be presented as discontinued operation, the Group recorded the assets and liabilities of K-9 business as “Held for Sale” in accordance with ASC 360. The assets and liabilities of K-9 business classified as held for sale were presented separately in the asset and liability sections, respectively, of the Consolidated Balance Sheet as of December 31, 2021. The assets of the K-9 business used to be reported under the K-12 Schools segment prior to the signing of the sales agreement on August 31, 2021, and was reported under the unallocated cooperate assets as of December 31, 2021. There is no gain or loss recognized from the transaction or held for sale reclassification during the year ended December 31, 2021, and the difference between the consideration and the carrying amount of net assets held for sale as of the closing date would be recognized as gain or loss from disposal of subsidiaries. According to agreement between the Group and the buyer, the profit and loss generated after August 31, 2021 and before the completion of this transaction belongs to the buyer, thus no gain or loss related to the K-9 business since September 2021 was recorded on the Group’s financial statements for this period.

The following table sets forth the assets and liabilities classified as held for sale as of December 31, 2021.

As of December 31, 2021
Assets classified as held for sale
Cash and cash equivalents	57,729
Accounts receivable, net	990
Prepaid and other current assets, net	5,810
Property and equipment, net	46,252
Land use right, net	1,685
Intangible assets, net	16,455
Goodwill	3,803
Total Assets	132,724

Liabilities classified as held for sale
Deferred revenue	64,832
Accounts payable	1,117
Accrued and other liabilities	12,000
Income tax payable, current	643
Deferred tax liabilities, net	4,569
Total liabilities	83,161

26. GAIN FROM DERECOGNITION OF LIABILITIES

In 2020, the Group derecognized payables aged over three years and with expired statute of limitation in RMB 3,926. The Group believes the possibilities to pay are remote and write-off those accrued expenses in 2020.

27. DISPOSAL OF SUBSIDIARIES

In the years ended December 31, 2020 and 2021, the Group sold several subsidiaries with minimal business operations to third parties. The disposals were not a strategic shift of the business and would not have a major impact on Ambow’s business, therefore the disposals did not qualify as discontinued operations. The Group recognized gain from the disposal of those subsidiaries in a collective amount of RMB 752 and RMB 12,158 in the years of 2020 and 2021, respectively.

28. GAIN FROM DEREGISTRATION OF SUBSIDIARIES

In 2019, 2020 and 2021, the Group closed several VIE’s subsidiaries and schools through the deregistration procedures of local governmental and corporate service institutions. Those subsidiaries and schools had no business operations and were in accumulated deficit for years. As a result, the Group recognized gain from deregistration of those subsidiaries and schools in collective amounts of RMB 1,841, RMB 3,967 and RMB 1,325 in the years ended December 31, 2019, 2020 and 2021, respectively.

29. NON-CONTROLLING INTERESTS

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

In 2020, the Group closed Beijing Zhong An Handa Technology Consulting Co., Ltd. and derecognized a non-controlling interest of 49% in RMB (19).

In 2021, the Group disposed Guangzhou ZS Career Enhancement with no business operations and derecognized a non-controlling interest of 5% in RMB 3,351.

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

As of December 31, 2021 and 2020 information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis were as follows:

Fair Value Measurements at Reporting Date Using
	Total Fair	Quoted Prices
	Value and	in Active	Significant	Significant
	Carrying	Markets	Other	Unobservable
	Value on	for Identical	Observable	Inputs
	Balance Sheet	Assets (Level 1)	Inputs (Level 2)	(Level 3)
As of December 31, 2021
Assets:
Short term investments, available for sale	15,764	—	15,764	—

Fair Value Measurements at Reporting Date Using
	Total Fair	Quoted Prices
	Value and	in Active	Significant	Significant
	Carrying	Markets	Other	Unobservable
	Value on	for Identical	Observable	Inputs
	Balance Sheet	Assets (Level 1)	Inputs (Level 2)	(Level 3)
As of December 31, 2020
Assets:
Short term investments, available for sale	117,854	—	117,854	—

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of intangible assets on a recurring basis in 2020 and 2021, which utilize significant unobservable internally-developed inputs:

		Valuation		Range of discount
	Fair value	techniques	Unobservable inputs	rates
Intangible assets in 2020	177,814	Relief-from-royalty method	Royalty rate	1%‑7%
			Discount rate	14.8%‑16%
			Terminal growth rate	3%
Intangible assets in 2021	84,547	Relief-from-royalty method	Royalty rate	1%‑6%
			Discount rate	13.8%‑16%
			Terminal growth rate	3%

There were no transfers among the level 1, 2, or 3 fair value groups during the year ended December 31, 2021.

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

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2019, 2020 and 2021.

No single supplier represented 10% or more of the Group’s total costs of sales for the years ended December 31, 2019, 2020 and 2021.

A summary of the debtors who accounted for 10% or more of the Group’s consolidated accounts receivable, prepaid and other current assets and other non-current assets was as follows:

	As of December 31,
	2020		2021
Debtors	RMB	%	RMB	%
Accounts receivable
Company A	3,145	15%	—	—
Prepaid and other current assets
Company B	49,800	42%	49,800	45%
Company C	35,000	30%	35,000	32%
Other non-current assets
Company D	89,929	65%	103,009	72%
Company E	13,723	10%	13,723	10%

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

33. ADDITIONAL INFORMATION - CONDENSED FINANCIAL STATEMENTS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC VIEs and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of certain percentages of the after-tax income or the increase in net assets for the year (as determined under accounting principles generally accepted in the PRC) should be set aside at each year end as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC VIEs and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIEs, were RMB 517,713 and RMB 480,618 as of December 31, 2020 and 2021, respectively.

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

As of December 31, 2020 and 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	226	247	39
Amounts due from related parties	915,469	653,990	102,626
Prepaid expenses and other current assets	211	211	33
Total current assets	915,906	654,448	102,698

Non-current assets:
Other non-current assets, net	544	404	63
Total non-current assets	544	404	63

Total assets	916,450	654,852	102,761

LIABILITIES
Current liabilities:
Investment deficit in subsidiaries and consolidated VIEs	760,922	504,760	79,208
Accrued and other liabilities	12,406	3,895	611
Total current liabilities	773,328	508,655	79,819

Non-current liabilities:
Total non-current liabilities	—	—	—

Total liabilities	773,328	508,655	79,819

SHAREHOLDERS’ EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2020 and 2021)	—	—	—
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 41,923,276 and 41,973,276 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	794	795	125
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	90	90	14
Additional paid-in capital	3,545,073	3,545,955	556,438
Accumulated deficit	(3,414,936)	(3,411,934)	(535,407)
Accumulated other comprehensive income	12,101	11,291	1,772
Total shareholders’ equity	143,122	146,197	22,942

Total liabilities and shareholders’ equity	916,450	654,852	102,761

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial information of Parent Company

Statements of Operations

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 3(a)
NET REVENUES
- Educational programs and services	—	—	—	—
- Intellectualized operational services	—	—	—	—
Cost of revenues
- Educational programs and services	—	—	—	—
- Intellectualized operational services	—	—	—	—
GROSS LOSS	—	—	—	—
Operating expenses:
Selling and marketing	—	—	—	—
General and administrative	(12,380)	(7,841)	(2,926)	(459)
Research and development	—	—	—	—
Total operating expenses	(12,380)	(7,841)	(2,926)	(459)

OPERATING LOSS	(12,380)	(7,841)	(2,926)	(459)
Share of (loss) income from subsidiaries	(159,282)	(55,362)	5,944	932
OTHER EXPENSE
Interest expense, net	(267)	—	—	—
Other income (loss), net	71,988	491	(16)	(3)
Income tax	—	—	—	—
NET (LOSS) INCOME	(99,941)	(62,712)	3,002	470

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial Information of Parent Company

Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities	36,738	(36,005)	21	3
Cash flows from investing activities	—	—	—	—
Cash flows from financing activities	(41,179)	35,578	—	—
Effects of exchange rate changes on cash and cash equivalents	—	—	—	—
Net change in cash and cash equivalents	(4,441)	(427)	21	3
Cash, cash equivalents and restricted cash at beginning of year	5,094	653	226	36
Cash, cash equivalents and restricted cash at end of year	653	226	247	39

Supplemental disclosure of cash flow information

Supplemental disclosure of non-cash investing and financing activities