Form 20-F
period 2022-12-31
Ambow Education Holding Ltd.
filed 2023-04-27
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

19925 Stevens Creek Blvd, Cupertino, CA 95014 United Stated of America
(Address of principal executive offices)

Dr. Jin Huang, President and Chief Executive Officer 19925 Stevens Creek Blvd, Cupertino, CA 95014 United Stated of America Telephone: +1 (628) 888-4587 E-mail: Linlin.Duan@ambow.com
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

47,419,109 Class A Ordinary Shares and 4,708,415 Class C Ordinary Shares, par value $0.003 per share, as of December 31, 2022

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

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.                                      ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☒ No

CONVENTIONS THAT APPLY IN THIS ANNUAL REPORT ON FORM 20-F

Except where the context requires otherwise and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each of which represents two Class A Ordinary Shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs.
●	“Ambow” refers to Ambow Education Holding Ltd., a Cayman Island company; “we”, “us”, “our company”, “the company”, “the Group”, “our” or similar terms refer to Ambow Education Holding Ltd., its consolidated subsidiaries unless the context otherwise indicate.
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Hong Kong, Macau and Taiwan.
●	“IPO” refers to the initial public offering of our ADSs.
●	“RMB” or “Renminbi” refers to the legal currency of China.
●	“Sale of Ambow China” refers to the sale of all of the equity interests in Ambow Education Ltd., Ambow Education Management Ltd. and Ambow Education Group Ltd. (collectively, the “Ambow China”) to Clover Wealth Limited (the “Purchaser”) in consideration of the Purchaser paying US$12.0 million to Ambow, as contemplated by and pursuant to the terms and conditions of a share purchase agreement dated November 23, 2022 entered into by and between Ambow and the Purchaser. The Sale of Ambow China was consummated on December 31, 2022.
●	“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.
●	“VIEs” refers to our variable interest entities, which are certain domestic PRC companies in which we do not have direct or controlling equity interests but through contractual arrangements (“VIE Agreements”) whose historical financial results have been consolidated in our financial statements in accordance with U.S. GAAP, including Shanghai Ambow Education Information Consulting Co., Ltd (“Ambow Shanghai”), Ambow Rongye Education and Technology Co., Ltd. (“Ambow Rongye”), Ambow Sihua Intelligent Technology Co., Ltd. (“Ambow Sihua”), Beijing Ambow Zhixin Education and Technology Co., Ltd. (“Ambow Zhixin”), Beijing OOOK Education and Technology Co., Ltd. (“Beijing OOOK”), Beijing Ambow Shida Education Technology Co., Ltd. (“Ambow Shida”), Beijing Le’an Operational Management Co., Ltd. (“Beijing Le’an”), Beijing JFR Education & Technology Co., Ltd. (“Beijing JFR”), Jinan LYZX Business Management Co., Ltd. (“Jinan LYZX”) and subsidiaries and schools they hold respectively, each a PRC company; and IValley Co., Ltd. (“IValley”), a Taiwanese company, and subsidiaries it hold respectively.
●	“$”, “US$” or “U.S. dollars” refers to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “likely”, “will”, “would”, “could”, and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

●	Anticipated trends and challenges in our business and the markets in which we operate;
●	Our ability to anticipate market needs or develop new or enhanced services and products to meet those needs;
●	Our ability to compete in our industry and innovation by our competitors;
●	Our ability to protect our confidential information and intellectual property rights;
●	Risks associated with opening new learning centers and other strategic plans;
●	Our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;
●	The impact on our business and results of operations arising from the defects in our real properties;
●	Our ability to create and maintain our positive brand awareness and brand loyalty;
●	Our ability to manage growth;
●	Risks associated with school closures and reduced enrollment due to the COVID-19 pandemic.

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

Summary of Risks

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

●	If we are not able to continue to attract students to enroll in our programs, our net revenues may decline and we may not be able to maintain profitability.
●	We face significant competition in each major program we offer and each geographic market in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.
●	NYSE may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
●	We may not be able to successfully integrate businesses that we acquire, which may cause us to lose anticipated benefits from such acquisitions and to incur significant additional expenses.
●	We face risks related to natural disasters or other extraordinary events and public health epidemics, such as the global coronavirus outbreak experienced, in the locations in which we, our students, faculty, and employees live, work, which could have a material adverse effect on our business and results of operations.
●	If we are not able to continually enhance our online programs, services and products and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.
●	Our ADSs or Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs or Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022 under the Consolidated Appropriations Act 2023, amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.
●	If we fail to comply with the extensive U.S. regulatory requirements related to operating a U.S. higher education institution, we could face significant monetary liabilities, fines and penalties, including loss of access to federal student loans and grants for our students.
●	Our failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs.
●	The ongoing regulatory effort aimed at for-profit post-secondary institutions of higher education could lead to additional legislation or other governmental action that may negatively affect the industry.
●	Insiders have substantial control over us, which could adversely affect the market price of our ADSs.

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

The success of our business largely depends on the number of students who are enrolled in our programs and the amount of fees that our students are willing to pay for our courses. Therefore, our ability to continue to attract students to enroll in our programs without significantly decreasing course fees is critical to the continued success and growth of our business. This will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expanding our geographic reach, managing our growth while maintaining the consistency of our teaching quality, effectively marketing our programs to a broader base of prospective students, developing and licensing additional high-quality educational content and responding to competitive pressures. It also depends on macroeconomic factors like unemployment and the resulting lower confidence in job prospects, and many of the regulatory risks discussed as below. Our enrollment in future years will be affected by legislative uncertainty, regulatory activity, and macroeconomic conditions. It is likely that legislative, regulatory, and economic uncertainties will continue for the foreseeable future, and thus it is difficult to assess our long-term growth prospects. If we are unable to continue to attract students to enroll in our programs without significantly decreasing course fees, our net revenues may decline and we may not be able to achieve profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

If we are not able to continue to attract and retain qualified education professionals, we may not be able to maintain consistent teaching quality throughout our school and our brand, business and results of operations may be materially and adversely affected.

Our education professionals are critical to maintaining the quality of our services, software products and programs, and maintaining our brand and reputation, as they interact with our students on a regular basis. We must continue to attract qualified education professionals who have a strong command of the subject areas to be taught and who meet our qualifications. We may not be able to hire and retain enough qualified education professionals to keep pace with our anticipated growth or at acceptable costs while maintaining consistent teaching quality across many different schools and programs in different geographic locations. Shortages of qualified education professionals, or decreases in the quality of our instruction, whether actual or perceived in one or more of our markets, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. Further, our inability to retain our education professionals may hurt our existing brands and those brands we are trying to develop, and retaining qualified teachers at additional costs may have a material adverse effect on our business and results of operations.

Our business depends on the strength of our brands in the marketplace. We may not be able to retain existing students or attract new students if we cannot continue to use, protect and enhance our brands successfully in the marketplace.

Our operational and financial performance and the successful growth of our business are highly dependent on market awareness of our “Ambow” brand and the regional brands that we have acquired. We believe that maintaining and enhancing the “Ambow” brand is critical to maintaining and enhancing our competitive advantage and growing our business. In order to retain existing students and attract new students, we plan to continue to make expenditures to create and maintain our positive brand awareness and create brand loyalty. The diverse set of services and products that we offer to college students places significant demands on us to maintain the consistency and quality of our services and products to ensure that our brands do not suffer from any actual or perceived decrease in the quality of our services and products. As we continue to grow in size, expand our services and products and extend our geographical reach, maintaining the quality and consistency of our services and products may be more difficult. Any negative publicity about our services, products, or schools, regardless of its veracity, could harm our brand image and have a material adverse effect on our business and results of operations.

We face significant competition in each major program we offer and each geographic market in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

Competition could result in loss of market share and revenues, lower profit margins and limit our future growth.

We face competition from many different companies that focus on one area of our business and are able to devote all of their resources to that business line, and these companies may be able to more quickly adapt to changing technology, student preferences and market conditions in these markets than we can. These companies may, therefore, have a competitive advantage over us with respect to these business areas.

Post-secondary education in the United States is highly competitive. Our U.S. colleges, Bay State College Inc. (“Bay State College”) and NewSchool of Architecture and Design, LLC (“NewSchool”), compete with traditional public and private two-year and four-year colleges, other for-profit schools, and alternatives to higher education. Some of our competitors in both the public and private sectors have substantially greater financial and other resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products, and respond more quickly than we can to changes in student needs, testing materials, admissions standards, market needs or new technologies. Some of our competitors, both public and private, may offer programs similar to ours at a lower tuition level as a result of government subsidies, government and foundation grants, tax-deductible contributions, and other financial sources not available to proprietary institutions, or by providing fewer student services or larger class sizes. While we believe that our U.S. colleges provide valuable education to their students, we may not always accurately predict the drivers of a student’s or potential students’ decisions to choose among the range of educational and other options available to them. Our student enrollment may decrease due to intense competition, and we may be required to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our net revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be materially adversely affected.

We may not be able to successfully integrate businesses that we acquire, which may cause us to lose anticipated benefits from such acquisitions and to incur significant additional expenses.

It is challenging to integrate the business operations, infrastructure and management philosophies of acquired schools and companies. The benefits of our past and future acquisitions depend in significant part on our ability to integrate technology, operations and personnel. The integration of acquired schools and companies is a complex, time-consuming and expensive process that, without proper planning and implementation, could significantly disrupt our business and operations. The main challenges involved in integrating acquired entities include the following:

●	Ensuring and demonstrating to our students that the acquisitions will not result in adverse changes in service standards or business focus;
●	Consolidating and rationalizing corporate IT and administrative infrastructures;
●	Retaining qualified education professionals for our acquired entities;
●	Consolidating service and product offerings;
●	Coordinating and rationalizing research and development activities to enhance the introduction of new products and technologies with reduced costs;
●	Preserving strategic, marketing or other important relationships of the acquired entity and resolving potential conflicts that may arise with our key relationships; and
●	Minimizing the diversion of senior management attention from day-to-day operations.

We may not successfully integrate our operations and the operations of entities we acquire in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of the acquisitions to the extent or in the timeframe anticipated, which would have a material adverse effect on our results of operations.

Our results of operations may fluctuate, which makes our financial results difficult to forecast, and could cause our results to fall short of expectations.

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. Our net revenues from continuing operations decreased from RMB 120.2 million in 2020 to RMB 113.5 million in 2021, and further decreased to RMB 102.4 million (US$ 14.8 million) in 2022. Comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

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

We face risks related to natural disasters or other extraordinary events and public health epidemics, such as the global coronavirus outbreak experienced, in the locations in which we, our students, faculty, and employees live and work, which could have a material adverse effect on our business and results of operations.

Our business could be severely disrupted and materially adversely affected by natural disasters, inclement weather, or the outbreak of health epidemics in the locations in which we, our students, faculty, and employees live, work, and attend classes. From the beginning of 2020, the global spread of a novel coronavirus pandemic, also known as COVID-19, had a significant effect on our business. The pandemic continues to be fluid and uncertain, making it difficult to forecast the final impact it could have on our future operations. The COVID-19 pandemic may adversely affect our business operations and operating results for future years, including but not limited to negative impact on the Group’s revenues, delayed or impaired collection of tuition and fees, etc. Any future natural disasters or health epidemics could also severely disrupt our business operations and have a material adverse effect on our business and results of operations.

Our business depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team and, in particular, upon our retaining the services of our founder, Chairman, Chief Executive Officer and acting Chief Financial Officer, Dr. Jin Huang. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and as a result our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students, key professionals and staff members. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future, which could have a material adverse effect on our business and results of operations.

If we are not able to continually enhance our online programs, services and products and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.

Our online programs, services and products are vital to the success of our business. The market for such programs, services and products is characterized by rapid technological changes and innovation, as well as unpredictable product life cycles and user preferences. We must quickly modify our online programs, services and products to adapt to changing student needs and preferences, technological advances and evolving Internet practices. Ongoing enhancement of our online offerings and related technologies may entail significant expense and technical risk. We may use new technologies ineffectively or fail to adapt our online services or products and related technologies on a timely and cost-effective basis. If our improvements to our online offerings and the related technology are delayed, if they result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our business could be materially adversely affected.

Failure to adequately and promptly respond to industry changes in curriculum, testing materials and standards could cause our services and products to be less attractive to our students.

Our success depends in part on our ability to continually update and expand the content, curriculum and test preparation materials of our academic programs, develop new programs and our teaching methods in a cost-effective manner, and meet students’ needs in a timely manner. Any inability to track and respond to industry changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in service days and student enrollment. Historically, the number of days on which our students attend our courses is lower in the first and third quarters due to school closures for the celebration of the winter break and summer break. Because our colleges recognize revenues based on the number of service days in the quarters, we expect our revenues in the first and third quarters would be lower than the second and fourth quarters. Our costs and expenses, however, do not necessarily correspond with changes in our student enrollment, service days or net revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. We expect quarterly fluctuations in our revenues and results of operations to continue. As the revenues grow in colleges, these seasonal fluctuations may become more pronounced.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

Our brand, copyrights, patents, trade secrets, trade names and other intellectual property rights are important to our success. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws and confidentiality agreements with our employees, consultants and others, including our partner schools, to protect our intellectual property rights. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. If we are unable to enforce our intellectual property rights, it could have a material adverse effect on our financial condition and results of operations. Failure to adequately protect our intellectual property could materially adversely affect our competitive position, our ability to attract students and our results of operations.

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

Any network interruption or inadequacy that causes interruptions in the availability of our websites or deterioration in the quality of access to our websites could reduce customer satisfaction and result in a reduction in the number of students using our services. If sustained or repeated, these performance issues could reduce the attractiveness of our online and offline programs. In addition, we may be subject to a security breach caused by a computer hacker, which could involve attempts to gain unauthorized access to our systems or personal information stored in our systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or another computer equipment. A user who circumvents our security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

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

We lease the premises used for the operation of our college campuses. As a result, we are dependent on the property rights of these properties held by their owners to enable us to use the premises. We cannot assure you that all lessors of our leased business premises have the relevant land use right certificates or building ownership certificates of the premises they lease to us or otherwise have the right to lease the premises to us.

We are not aware of any actions, claims or investigations being contemplated by the relevant governmental entities with respect to the defects in our leased real properties. However, if we are unable to use the existing properties, enter new leases or renew our current leases in a timely basis and on terms favorable to us, our business, results of operations and financial condition could be materially adversely affected. No impairment loss was made against the operating lease right-of-use assets in 2021 and 2022 from the continuing operations.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would adversely affect our net income.

In accordance with U.S. GAAP, we account for our acquisitions using the acquisition method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. During 2022, we recognized RMB 4.5 million on impairment loss of intangible assets. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted an equity incentive plan in 2010, the 2010 Equity Incentive Plan, which was amended and restated in November 2018, the Amended and Restated 2010 Plan (the “Amended 2010 Plan”). We have granted options and restricted shares under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, which may have an adverse or negative impact on our results of operations. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. During the year ended December 31, 2022, we recorded share-based compensation expenses of RMB 7.5 million (US$ 1.1 million) for the restricted stock and the unrecognized share-based compensation expenses amounted to nil as of December 31, 2022. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our results of operation.

Changes to accounting standards or taxation rules or practices or greater than anticipated tax liabilities may adversely affect our reported results of operations or how we conduct our business.

A change in accounting standards or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting standards or taxation rules, such as FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, or FIN 48 (now codified as ASC 740), and various interpretations of accounting standards or taxation practices have been adopted and may be adopted in the future. These accounting standard and tax regulation changes, future changes and the uncertainties surrounding current practices and implementation procedures may adversely affect our reported financial results or the way we conduct our business. The determination of our provision for income tax and other tax liabilities requires significant judgment and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Moreover, we may lose the tax benefits we are currently receiving or we may be forced to disgorge prior tax benefits we have enjoyed and pay additional taxes and possibly penalties for prior tax years, any of which would harm our results of operations.

RISKS RELATED TO REGULATIONS OF OUR U.S. BUSINESS

If we fail to comply with the extensive U.S. regulatory requirements related to operating a U.S. higher education institution, we could face significant monetary liabilities, fines and penalties, including loss of access to federal student loans and grants for our students.

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

Title IV requirements are enforced by the Department of Education and, in some instances, by private plaintiffs. If we are found not to be in compliance with these laws, regulations, standards, or policies, we could lose our access to Title IV program funds, which would have a material adverse effect on our U.S. college operations. Findings of noncompliance also could result in our being required to pay monetary damages, or being subjected to fines, penalties, injunctions, restrictions on our access to Title IV program funds, or other censure that could have a material adverse effect on our business.

On January 19, 2023, Bay State College was informed its accreditation is considered to be withdrawn by The New England Commission of Higher Education ("NECHE"). For detail please refer to "Risks related to regulations of our U.S. Business - Our failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs".

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

On January 19, 2023, Bay State College was informed its accreditation is considered to be withdrawn by The New England Commission of Higher Education ("NECHE"). For detail please refer to "Risks related to regulations of our U.S. Business - Our failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs".

If we fail to maintain our institutional accreditation or if our institutional accrediting body loses recognition by the Department of Education, we would lose our ability to participate in Title IV programs.

The loss of institutional accreditation by any of our U.S. colleges would render any of our U.S. colleges ineligible to participate in Title IV programs and would have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. In addition, an adverse action by our institutional accreditors other than loss of accreditation, such as issuance of a warning, could have a material adverse effect on our business.

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

If we lose eligibility to participate in Title IV programs because of high student loan default rates, it would have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. The latest default rate for Bay State College published by the Department of Education is 4.7% for the fiscal year of 2022 and 3.6% for NewSchool for the fiscal year of 2022, respectively.

Our U.S. colleges could lose their eligibility to participate in federal student financial aid programs or be provisionally certified with respect to such participation if the percentage of our revenues derived from those programs were too high.

A proprietary institution may lose its eligibility to participate in the federal Title IV student financial aid program if it derives more than 90% of its revenues, on a cash basis, from Title IV programs for two consecutive fiscal years. A proprietary institution of higher education that violates the 90/10 Rule for any fiscal year will be placed on provisional status for up to two fiscal years. Using the formula specified in the Higher Education Act, Bay State College and NewSchool derived approximately 56% and 55% of their cash-basis revenues from these programs in the year of 2021, respectively. Percentages of Bay State College and NewSchool for the year of 2022 are in process of audits as of the date of this report, which we estimate will be in compliance with the 90/10 Rule. If any of our U.S. colleges lose eligibility to participate in Title IV programs because they are unable to comply with 90/10 Rule, it could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Our failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs.

All U.S. colleges are subject to meeting financial and administrative standards. These standards are assessed through annual compliance audits, periodic renewal of institutional PPAs, periodic program reviews and ad hoc events which may lead the Department of Education to evaluate an institution’s financial responsibility or administrative capability. The administrative capability criteria require, among other things, that our institution (1) has an adequate number of qualified personnel to administer Title IV programs, (2) has adequate procedures for disbursing and safeguarding Title IV funds and for maintaining records, (3) submits all required reports and consolidated financial statements in a timely manner, and (4) does not have significant problems that affect the institution’s ability to administer Title IV programs.

A financial responsibility test is required for continued participation by an institution’s students in U.S. federal financial assistance programs. The test is based upon a composite score of three ratios: an equity ratio that measures the institution’s capital resources; a primary reserve ratio that measures an institution’s ability to fund its operations from current resources; and a net income ratio that measures an institution’s ability to operate profitably. A minimum score of 1.5 is necessary to meet the financial standards. Institutions with scores of less than 1.5 but greater than or equal to 1.0 are considered financially responsible, but require additional oversight. These schools are subject to heightened cash monitoring and other participation requirements. An institution with a score of less than 1.0 is considered not financially responsible. However, a school with a score of less than 1.0 may continue to participate in the Title IV programs under provisional certification. In addition, this lower score typically requires that the school be subject to heightened cash monitoring requirements and post a letter of credit (equal to a minimum of 10% of the Title IV aid it received in the institution’s most recent fiscal year). For the fiscal year of 2020, the composited scores of Bay State College was 1.8. NewSchool was first subject to a composite score calculation for the year ending December 31, 2021 since being acquired by the Group. The audits to calculate the composited scores of Bay State College and NewSchool for the fiscal year of 2021 are in process as of the date of this report. We estimate both Bay State College and NewSchool would meet the required minimum of 1.5.

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

On January 19, 2023, The New England Commission of Higher Education (“NECHE”) informed Bay State College of its intention to withdraw Bay State College’s accreditation as of August 31, 2023. The determination was based on NECHE’s opinion that the College could not come into compliance with Institutional Resources (Accreditation Standard 7) within three years. The decision has no bearing on the quality of the Bay State College’s educational program or outcomes. On March 20, 2023, the appeal panel of NECHE affirmed NECHE’s decision to withdraw Bay State College’s accreditation. Without NECHE accreditation, Bay State College will not be able to disburse Title IV funding to its students for classes after August 2023, and will not be able to disburse VA funding to its students for classes after Spring semester ends. We anticipated the annualized impact to the topline will be approximately US$ 6.0 million with no negative impact on our bottom line. Our plan is to keep its nursing teaching staff and teaching equipment, and to partner with hospitals in creating training institutions that provide pre-service education for nursing staff.

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

We collected approximately 41.3% and 31.2% of the consolidated net revenues in our revenue from receipt by Bay State College and NewSchool of Title IV financial aid program funds in the year of 2022, respectively, principally from federal student loans under the Federal Direct Loan Program. Changes in the availability of these funds or a reduction in the amount of funds disbursed may have a material adverse effect on our enrollment, financial condition, results of operations, and cash flows. Action by the U.S. Congress to revise the laws governing the federal student financial aid programs or reduce funding for those programs could reduce our student enrollment and/or increase costs of operation. Political and budgetary concerns significantly affect Title IV programs. Any action by the U.S. Congress that significantly reduces Title IV program funding or the ability of our U.S. colleges or students to participate in Title IV programs could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

RISKS RELATED TO OWNERSHIP OF OUR ADSS

We have disposed of our China business and currently do not conduct any business activities in China, which could negatively impact the price of our ADSs.

On May 14, 2021, the PRC State Council promulgated the 2021 Implementing Rules for the Law for Promoting Private Education, which became effective on September 1, 2021. The 2021 Implementing Rules prohibit foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties from controlling private schools that provide compulsory education by means of mergers, acquisitions, contractual arrangements, etc. To comply with the 2021 Implementing Rules, on November 23, 2022, we entered a share purchase agreement to dispose all of our equity interest in Ambow China for a cash consideration of US$ 12.0 million (the “Sale of Ambow China”). The Sale of Ambow China was completed on December 31, 2022. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased control of all the VIEs. This is a material shift of our business and may adversely affect the market price of our ordinary shares and ADSs

We cannot assure you that the ADSs will not be delisted from the NYSE American, which could negatively impact the price of the ADSs and our ability to access the capital markets.

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

Before the Sale of Ambow China, all of our PRC corporate entities, including Beijing Ambow Shengying Education and Technology Co., Ltd. (“Ambow Shengying”), Beijing BoheLe Science and Technology Co., Ltd. (“BoheLe”) and OOOK (Beijing) Education and Technology Co., Ltd. (“OOOK WFOE”), our VIEs and their subsidiaries, maintained corporate records and filings with industry and commerce administration authorities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

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

Our ADSs or Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs or Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors from the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022 under the Consolidated Appropriations Act 2023, amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022 under the Consolidated Appropriations Act 2023, amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021 to implement the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The PCAOB has made such designations as mandated under the HFCA Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. On August 26, 2022, the PCAOB signed the Protocol with the CSRC and the MOF of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in China mainland and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in China mainland and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in China mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in China mainland and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Therefore, the PCAOB may in the future determine that it is unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong.

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issued the audit report included elsewhere in the annual report, an auditor of companies that are traded publicly in the United States and a U.S.-based accounting firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year.

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

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. As a non-accelerated filer, we are not required to have an independent registered public accounting firm issue an attestation report on the effectiveness of our internal control over financial reporting. However, we are still required to include a report of management on the effectiveness of our company’s internal control over financial reporting in our annual report. Our management has performed an evaluation of the effectiveness of our internal controls over financial reporting as of December 31, 2022 and concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Control and Procedures.”

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

The Higher Education Act prohibits an institution that participates in Title IV programs, its employees and agents from engaging in “substantial misrepresentation” of the nature of its educational programs, its financial charges, or the employability of its graduates. These regulations may, among other things, subject us to sanctions for statements containing errors made to non-students, including any member of the public, impose liability on us for the conduct of others and expose us to liability even when no actual harm occurs. A “substantial misrepresentation” is any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person’s detriment. We may face complaints from students and prospective students over statements made by us and our agents in advertising and marketing, during the enrollment, admissions and financial aid process, and throughout attendance at any of our U.S. colleges, which would expose us to increased risk of enforcement action and applicable sanctions or other penalties.

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

We believe we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2022. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for the year ending December 31, 2022 or any future taxable year. A foreign (non-U.S.) corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Taxation – U.S. Federal Income Taxation – General”) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E—Taxation—United States federal income taxation—Passive foreign investment company.”

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

Item 4.        Information on the Company

Ambow Education Holding Ltd. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in US. Investors in our securities should be aware that they may never directly hold equity interests in our operating entities, but rather purchasing equity solely in Ambow Education Holding Ltd., our Cayman Islands holding company, which does not directly own substantially all of our business conducted by our US subsidiaries. Before the Sale of Ambow China, we operated our business in China through our PRC subsidiaries and our VIEs, and relied on contractual arrangements among our PRC subsidiaries, the VIEs and VIEs’ shareholders to operate our business in China. We sold all our assets and operations in China through the Sale of Ambow China, which was consummated on December 31, 2022. As a result, we ceased controls of all the VIEs. As of the date of this annual report, we do not have any business operations and/or assets in China.

B.	History and Development of the Company

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

We established Ambow NSAD Inc. on May 8, 2019. Ambow NSAD Inc. is a 100% subsidiary of us. On March 6, 2020, Ambow NSAD Inc. acquired 100% of the members’ interest of NewSchool. NewSchool is a for-profit institution of higher education based in San Diego, California, with Bachelor and Master programs in Architecture, Construction management, Product Design, Graphic Design & Interactive Media, and Interior Architecture and Design. NewSchool is regionally accredited by Western Association of Schools and Colleges Senior College and University Commission and eligible to participate in federal student aid programs under Title IV of the U.S. Higher Education Act. Refer to Note 19- Acquisition to the audited consolidated financial statements for further information.

On October 5, 2020, we completed the issuance of 1,507,538 ADSs (representing 3,015,076 Class A Ordinary Shares), at a purchase price of $3.98 per ADS, in a registered direct offering.

On May 14, 2021, the PRC State Council promulgated the 2021 Implementing Rules for the Law for Promoting Private Education, which became effective on September 1, 2021. The 2021 Implementing Rules prohibit foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties from controlling private schools that provide compulsory education by means of mergers, acquisitions, contractual arrangements, etc. To comply with the 2021 Implementing Rules, on November 23, 2022, we entered a share purchase agreement to dispose all of our equity interest in Ambow China for a cash consideration of US$12.0 million. The Sale of Ambow China was completed on December 31, 2022. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased control of all the VIEs.

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

On November 23, 2022, we entered into a share purchase agreement with Clover Wealth Management (the “Purchaser”). Pursuant to the Purchase Agreement, we have agreed to sell all of our equity interests in Ambow Education Ltd., Ambow Education Management Ltd. and Ambow Education Group Ltd. (collectively, the “Ambow China”) to the Purchaser in consideration of the Purchaser paying US$12.0 million in cash to the Company (the “Sale of Ambow China”). The Sale of Ambow China was completed on December 31, 2022. After the Sale of Ambow China, we have sold all our assets and operations in China and ceased control over the VIEs. As of the date of this annual report, we do not have any business operations and/or assets in China.

Principal Executive Office

Our principal executive offices are located at 19925 Stevens Creek Blvd, Cupertino, CA 95014, United State of America. Our telephone number at this address is +1 628-888-4587. Our registered office of the Cayman Islands companies is ICS Corporate Services (Cayman) Limited, 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1—1203. Our registered office telephone number is + 86 21 6428 9510-815.

Where You Can Find More Information

The SEC maintains an Internet site that contains reports filed by Ambow at www.sec.gov.

B.	Business Overview

We are a provider of solution that facilitate hybrid online and offline learning as well as content development in the higher education and workforce training industries. We position ourselves at the forefront of future education trends towards an integrated, hybrid model of education and workforce training. We are going to grow our business through our fully-integrated hybrid education delivery and content development platform, HybriU, through which we aim to break down traditional boundaries between online and offline learning, academic and industry training, and language and regions to meet the evolving needs of learners and educators.

HybriU eliminates traditional boundaries between languages and regions, making education and training accessible to a global audience regardless of location or native language. We believe the platform's simultaneous content creation capabilities can help educators create and share content more efficiently and effectively. This aspect of our platform is particularly beneficial in workforce training, where employees need to learn new skills quickly and efficiently to keep up with rapidly changing job requirements.

On November 23, 2022, we entered into a share purchase agreement with the Purchaser to sell all of our equity interests in Ambow China to the Purchaser in consideration of US$ 12.0 million in cash. The Sale of Ambow China was completed on December 31, 2022. After the Sale of Ambow China, we have sold all our assets and operations in China. As of the date of this annual report, we do not have any business operations and/or assets in China.

As of December 31, 2022, we had three career enhancement college campuses (in the U.S.), which resulted in only one reportable segment. We recorded total net revenues of RMB 113.5 million and RMB 102.4 million (US$ 14.8 million) in 2021 and 2022 from continuing operations, respectively.

Our services and products

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

Our major business growth in the future is through the offering of a fully integrated hybrid education delivery and content development platform called HybriU. HybriU is a comprehensive system which integrated both software and hardware components driven by embedded AI algorithm. It can provide simultaneous content creation while teaching online or offline, as well as instant AI translation. By breaking down traditional boundaries between different languages and regions, HybriU can make education and training more accessible to a global audience, regardless of their location or native language. Moreover, by offering simultaneous content creation, HybriU can help educators create and share content more efficiently and effectively, this could be particularly beneficial in the context of workforce training, where employees may need to learn new skills quickly and efficiently in order to keep up with rapidly changing job requirements. The system also provides a full length image of the instructor which provides complete immersive experience for students to interact with the instructor. It uses cloud-based learning engine to utilize a vast database to create adaptive, interactive teaching program which modified itself by continuously “sensing” a student’s ability to absorb new information customize for a student or classroom’s learning ability, knowledge and goals. HybriU is ideally suited for large, top-tier US universities, as well as regional colleges that offer career-oriented programs in fields. It is also suitable for workforce training.

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

Before the Sale of Ambow China, we offered a variety of educational and career enhancement services and products to students, recent graduates, corporate employees and management professionals in China. Our educational services covered K-12 programs and tutoring services that provided test preparation and tutoring programs, which were offered in our tutoring centers as part of our primary educational services and product offerings to help students enroll in better schools. In addition, we offered international education programs, which are designed to prepare students to study abroad while specifically addressing their study needs in terms of both language and academics. Our career enhancement services designed to assist students and graduates in obtaining better jobs were offered through our dedicated career enhancement centers and training offices on campus, and through our online programs. Our corporate training services that were designed to improve employees’ and management teams’ soft skills were typically offered in our training offices, the corporate clients’ offices or hotel conference centers, etc. To support our educational and career enhancement services and products, we provided a cloud-based learning engine to accommodate our students’ individual learning habits and enrich their learning experience. As of December 31, 2022, we have disposed all our K-12 schools, career enhancement centers and training offices. After the Sale of Ambow China, we offer career-oriented post-secondary educational services to undergraduates through Bay State College and NewSchool in the U.S.

Student recruitment and retention

We employ a variety of marketing and recruiting methods to attract students and increase enrollment in our schools. We believe prospective students are attracted to schools due to our strong brand name, innovative teaching and learning models and practices, and high-quality, individualized services. With the deployment and utilization of HybriU, a rapid increase in the number of out-of-state students, international students, and auditors enrollment is expected in the future. The longer and more frequently a student uses our services and products, the more effective and efficient the services and content we provide them, thus enhancing students’ stickiness to utilize our services throughout their learning cycle.

Our technology infrastructure

HybriU Education Technology Platform

We remain dedicated to offering connective technology that can dramatically decrease the historical barriers between online and offline education, languages, regions, academia and industry. During 2022, we transitioned our business to an exclusive focus on operations in the U.S., powered by our HybriU education technology platform. HybriU’s first-to-market, patented technology solutions are ideally positioned to meet the rapidly growing global demand for higher education and workforce training. As the education market begins to grow beyond purely online and offline models of learning, HybriU’s advanced platform capabilities place Ambow at the forefront of the global education market’s transition toward a hybrid learning model.

Designed to address the specific needs of colleges, universities and corporations across the world, HybriU empowers these institutions to convert traditional teaching and training facilities into hybrid classrooms and laboratories in a scalable, affordable manner. The platform provides instant AI translation, simultaneous content creation and SaaS-based right-fit IT solutions. To date, HybriU has been deployed at Ambow’s fully owned and operated U.S.-based schools, providing case studies in success for Ambow’s potential scope and reach.

We are targeting deployment of our HybriU solution in large U.S. markets such as leading colleges, universities and corporations, and particularly those that have historically relied on offline instruction and training. This includes top-tier universities that wish to make their courses available to audit students, as well as smaller colleges that need to increase their enrollment through out-of-state and international students. In addition, we are seeking to deploy HybriU in industry-leading corporations, helping to connect the global workforce with regional or international offices, outside trainers, or academic institutions.

We continue to offer post-secondary educational services to undergraduates through our wholly owned New School of Architecture & Design in San Diego.

We believe HybriU’s connective technology will be invaluable in decreasing the traditional barriers that have existed between students and employees from different regional and linguistic backgrounds, and that it will help to facilitate a global transition toward hybrid education and training.

Intellectual property

We have developed our proprietary technology over the past decade. Our brand, tradename, and other intellectual property rights distinguish our services and products from those of our competitors, contributing to our competitive advantages in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others.

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

Selling and marketing

To promote our brands in the fragmented education market, we selectively and systematically market HybriU and build our brand names through a range of different marketing programs. By doing so, we intend to continue implementing a standard corporate identity across all nations. Our marketing efforts across different national markets focus primarily on:

●	Sponsoring charity and social events and forums around key educational events to build up our corporate image as trustworthy;
●	Enhancing the brands and products promotion through search engine optimization on major internet search engines such as Google, etc;
●	Promotion through social media platforms and cooperate with social media influencer to maintain close interactions with potential users;
●	Provide trial use of our products through website and marketing events to attract interested customers;
●	Hosting industry summits with key corporate partners and participating in prestigious education conferences and events;

Competition

We face direct competition in each geographic market and each business segment in which we operate. We believe that the principal competitive factors in our markets include the following:

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

Our core proprietary technology, “HybriU,” is unique to the education service industry. It allows for simultaneous content creation, instant AI translation, and other advanced features, empower the emerge of hybrid professional managers (HPM), which online contents can be seamlessly generated during classroom or laboratory teaching, without the need for separate online courses or training programs. As the first provider of HPM, we are well positioned to become a leader in the field of hybrid education and learning development. We are also recognized for our ability to deliver a standards-based, individualized curriculum with consistently high-quality across our campus. However, some of our existing and potential competitors may have more resources than us. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in customer demands, market needs or new technologies. In addition, we face competition from many different organizations that focus on some of our targeted markets, which may be more responsive to changes in student preferences in these markets.

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

Seasonality

Our business is subject to seasonal variations. Historically, there are fewer educational service activities during the first quarter due to the winter break, and during the third quarter due to the summer break.

Regulations

Prior to the Sale of Ambow China, we operated our business in China under a legal regime comprising the State Council, the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the MIIT, the MCA, the State Administration for Market Regulation (the “SAMR,” formerly known as the State Administration for Industry and Commerce (the “SAIC”)), the MOFCOM, the SAFE, and their respective authorized local counterparts. This section summarizes the principal PRC regulations relating to our prior China business.

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

The Law for Promoting Private Education and the Implementing Rules for the Law for Promoting Private Education

The Law for Promoting Private Education (“the Amendment”) became effective on September 1, 2003, was revised on November 7, 2016, effective on September 1, 2017, and further amended on December 29, 2018. The Implementing Rules for the Law for Promoting Private Education became effective on April 1, 2004, and was amended on April 7, 2021, with an effective date of September 1, 2021. Under the law and these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing diploma education, pre-school education, education for self-study examinations, and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Private School Operation License by local or provincial-level counterparts of the MOE for operating a private school. In addition, it shall be registered with the local or provincial-level counterparts of the MCA as a privately-run non-enterprise institution and issued a Private Non-Enterprise Organization Registration Certificate. Depending on the location of our private schools, the durations for our Private School Operation Licenses vary from one to two years and our Private Non-Enterprise Organization Registration Certificates vary from one to five years, with permission for renewal upon expiration.

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

According to the Company Law of the PRC, where a for-profit school distributes its annual net balance for the current financial year, it shall draw 10% of its annual net balance as the school’s statutory common reserve. If a for-profit school has an aggregate common reserve of more than 50% of its registered capital, it may elect not to draw any statutory common reserve. Where the aggregate balance of the school’s statutory common reserve is insufficient to cover any loss, the school made in the previous financial year, the current financial year’s annual net balance shall first be used to cover the loss before any statutory common reserve is drawn, in accordance with the provisions of the preceding paragraph. Where losses have been covered and the statutory and discretionary common reserves have been drawn, any remaining annual net balance shall be distributed to investors.

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

As of December 31, 2022 and as of the date of this annual report, we had nil schools in China.

According to the 2021 Implementing Rules, the term “reasonable return” is no longer used and sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, while school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. Previously, we had three K-12 schools, comprising kindergarten, primary, middle and high schools. Primary and middle school education is considered compulsory education, while non-profit kindergarten and high school education are not considered compulsory education. To comply with the 2021 Implementing Rules, on November 23, 2022, we entered a share purchase agreement to dispose all of our equity interest of Ambow China for a cash consideration of US$ 12.0 million. The Sale of China was completed on December 31, 2022. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased control of all the VIEs.

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

According to the 2021 Negative List, unless provided in other laws, foreign investment in areas not listed on the 2021 Negative List is permitted and treated equally with domestic investment. The foreign investment in higher education, ordinary senior high school education and pre-school education has to take the form of a Sino-foreign cooperative joint venture led by Chinese parties. Foreign investment is banned from compulsory education, which means grades 1-9. According to the Opinions, Foreign investment is not allowed to hold any shares or invest in after-school curriculum-based training institutions through merge and acquisition, commissioned operations, franchise, variable interest entities, or other means and local government authorities do not allow foreign-invested entities to establish private schools to engage in curriculum-based tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. We conducted our education business in China primarily through contractual arrangements among our subsidiaries in China and their VIEs. On November 23, 2022, we entered a share purchase agreement to dispose all of our equity interest of Ambow China for a cash consideration of US$ 12.0 million. The Sale was completed on December 31, 2022. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased control of all the VIEs.

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

The MOE and certain other PRC government authorities jointly promulgated the Implementation Opinions on Regulating Online After-school Training (the “Online After-school Training Opinions”), as effective on July 12, 2019. The Online After-school Training Opinions is to regulate academic after-school training involving Internet technology provided to students in primary and secondary schools. The Online After-School Training Opinions requires, among others, that online after-school training institutions should file with the competent provincial regulatory authorities of education prior to October 31, 2019 and such regulatory authorities of education, jointly with other provincial government authorities, should review the filings and qualifications of the online after-school training institutions.

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

Software copyright registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (whether a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant shall be granted a registration certificate by the China Copyright Protection Center. As of December 31, 2022, we have been issued nil registration certificate for computer software copyrights.

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

Regulations on information security

Internet content in China is regulated by the PRC government to protect state security. The NPC has enacted a law that may subject to criminal punishment in China any person who: (i) gains improper entry into a computer or system of strategic importance; (ii) disseminates politically disruptive information; (iii) leaks state secrets; (iv) spreads false commercial information; or (v) infringes on intellectual property rights.

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

On January 4, 2022, thirteen departments, including the MIIT and the Cyberspace Administration of China, jointly released the Measures for Cybersecurity Reviews (the “Cybersecurity Measures”) with an effective date of February 15, 2022. The Cybersecurity Measures stipulates that circumstances under which one party shall apply for cybersecurity review, including, among others, (i) the critical information infrastructure operators that intend to purchase internet products and services and Internet platform operators engaging in data processing activities that affect or may affect national security; and (ii) the Internet platform operators who possess personal information of at least one million users apply for “foreign” listing. However, the Cybersecurity Measures provide no further explanation or interpretation for “foreign” listing.

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

Regulation of domain names and website names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2022, we have registered nil domain names with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

Domain names are protected under the Administrative Measures on the Internet Domain Names which was promulgated on August 24, 2017 and became effective on November 1, 2017 by MIIT. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which the China Internet Network Information Center is responsible for the daily administration of .cn domain names and Chinese domain names. As of December 31, 2022, we have registered nil website names which are used in connection with our education business with Beijing Municipal Bureau of Industry and Commerce.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, 2013 and 2019, protects the proprietary rights to registered trademarks. The Trademark Office under the National Intellectual Property Administration handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have no registered trademark in PRC as of December 31, 2022.

Regulations on Overseas Offering and Listing

On February 17, 2023, the CSRC published the Overseas Listing Measures which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The Overseas Listing Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures became effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it subsequently seeks to conduct a follow-on offering. After Sale of Ambow China, we consider the Overseas Listing Measures to have little effect on us.

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

The diagrams below illustrate our corporate structure with respect to each of our significant subsidiaries and the place of incorporation of each named entity as of December 31, 2022, and as of the date of this annual report.

(1)	Certain non-performing entities’ legal status included in the table above are to be cancelled which do not have significant business.

Ambow, Ambow Education Inc., Ambow NSAD Inc., Ambow BSC Inc., Bay State College, NewSchool are the offshore principal operating entities. Their functional currency is US$.

We have disposed all our PRC business on December 31, 2022. Before the disposal, Ambow Shengying, BoheLe, OOOK WFOE and Ambow Education Management have entered into a series of contractual arrangements with each of the above domestic PRC companies or Taiwan company that enabled us to:

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

Accordingly, we treat these domestic PRC companies as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. The majority of these domestic PRC companies and their subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China.

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

(2) The portion of after-tax profits available for distribution. The proportion of after-tax profits that can be distributed by a company to its shareholders is different from that can be distributed by a for-profit school to its sponsors. Under the PRC Company Law, a company is required to allocate 10% of its after-tax profits to statutory reserve funds before making dividends to its shareholders while, under the Law for Promoting Private Education, a for-profit school is required to allocate no less than 10% of its annual net profit to its development fund and make allocation for mandatory expenses as required by applicable laws and regulations. Pursuant to an amendment to The Law for Promoting Private Education on November 7, 2016, which will go into effect on September 1, 2017, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations.

Transfer of Cash Through our Organization

For the years ended December 31, 2020, 2021 and 2022, Ambow received RMB 0.6 million, RMB 0.5 million and nil from its subsidiaries and transferred RMB 0.01 million, RMB 0.01 million and nil to its subsidiaries, respectively. For the years ended December 31, 2020, 2021 and 2022, our PRC WFOEs received approximately RMB 102.1 million, RMB 143.5 million and RMB 120.7 million, respectively, from the consolidated VIEs and their subsidiaries, and transferred RMB 94.1 million, RMB 118.6 million and RMB 102.2 million, respectively, to the consolidated VIEs and their subsidiaries. We do not have an established cash management policy that dictates how funds are transferred between us, our subsidiaries, WFOEs, consolidated VIEs and their subsidiaries.

Dividends and Other Distributions

See “Item 3. Key Information — D. Risk Factors — General Risk Factors - Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us or any other affiliated company.”, and “Item 8. Financial Information — A. Consolidated Financial Statements and other Financial Information —Dividends”.

Property, Plant and Equipment

Our headquarters are located in California, USA, where we lease approximately 70,190 square feet of office and campuses space. In addition, we lease certain properties for our career enhancement college campuses. We believe that our existing facilities are adequate for our current business operations and will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

Item 4A     Unresolved Staff Comments

Not applicable.

Item 5.     Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements for the periods specified including the notes thereto included elsewhere in this annual report on Form 20-F as well as “Item 3.A Key Information—Selected Consolidated Financial Data.” We undertake no obligation to update publicly any forward-looking statements in this annual report on Form 20-F. We are omitting the discussion of the 2020 results of operations. Our financial statements as of and for the year ended December 31, 2020 can be found under Item 5A in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed on April 8, 2021 and is available for review at www.sec.gov.

Operating Results

Overview

We position ourselves at the forefront of future education trend toward a more integrated, hybrid model of education and workforce training. By offering a fully integrated hybrid education delivery and content development platform called HybriU, we are seeking to break down traditional boundaries between online and offline learning, academic and industry training, and language and region to meet the evolving needs of learners and educators.

Intelligent technology is transforming education industry as students can no longer be restricted by the traditional learning environment. Intelligent campuses and classes are becoming a global trend, leading to increased efficiency, cost savings, and improved experiences for students and staff. We proactively introduce our intellectualized operational services to universities and colleges to provide students access to educational resources, regardless of the location or device, increasing the potential for learning and teaching through cooperation with peers and experts worldwide and optimizing facilities to create a sustainable campus.

Our net revenues from continuing operations decreased from RMB 113.5 million in 2021 to RMB 102.4 million (US$ 14.8 million) in 2022; the change was insignificant.

Our net loss from continuing operations was RMB 42.6 million in 2021 and RMB 63.8 million (US$ 9.3 million) in 2022.

Due to certain restrictions and qualification requirements under PRC law that applies to foreign investment in China’s education industry, our education business was originally conducted through contractual arrangements among our wholly-owned subsidiaries in China and our consolidated variable interest entities, or VIEs, in China. Before the Sale of Ambow China, our VIEs and their respective subsidiaries held the licenses and permits necessary to conduct our educational and career enhancement services business in China and directly operate our tutoring centers, K-12 schools and career enhancement centers, develop and distribute educational content, software and other technologies, and operate our online education business. We have entered into Technology Service Agreements or Exclusive Cooperation Agreements with our VIEs pursuant to which we may receive economic benefits in the future. On November 23, 2022, we entered into a share purchase agreement with Clover Wealth Management to dispose all equity interest in Ambow China. The Sale was completed on December 31, 2022. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased control of all the VIEs. As of the date of this annual report, we do not have any business operations and/or assets in China.

Recent Developments

Discontinued operations

On May 14, 2021, the PRC State Council promulgated the 2021 Implementing Rules for the Law for Promoting Private Education, which became effective on September 1, 2021. The 2021 Implementing Rules prohibit foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties from controlling private schools that provide compulsory education by means of mergers, acquisitions, contractual arrangements, etc. To comply with the 2021 Implementing Rules, on November 23, 2022, we entered a share purchase agreement to dispose all of our equity interest in Ambow China for a cash consideration of US$ 12.0 million. The Sale of Ambow China was completed on December 31, 2022. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased control of all the VIEs. The disposed entities meet the definition of “component” under US GAAP to be presented as discontinued operations.

The Ambow China business consisted of K-12 Schools and CP&CE Programs.

K-12 Schools. We provided full curriculum services to high school students. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly take place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB 7,000 to RMB 80,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 60 students per class.

CP&CE Programs. Our CP&CE Programs include tutoring services and career enhancement services. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to nine months. The most significant factors that directly affect our net revenues in our tutoring services are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB 100 to RMB 16,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are delivered in class settings ranging from 4 students to 20 students per class. In addition, we also deliver these services in premium classes, including one-on-one tutoring.

Our career enhancement services were provided in career enhancement centers. We recognize revenues over the period of the services, which typically ranges from several days to 12 months. Course fees are either collected in advance and recorded as deferred revenues or recorded as accounts receivable and collected within credit periods. The most significant factors that directly affect our revenues in our career enhancement segment are the number of enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as soft skills, information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB 400 to RMB 20,000 per program with course lengths ranging from several days to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class. The corporate trainings are all tailor-made according to customer companies’ requirements, and normally are delivered to 10 to 30 persons per course.

Private placement

On February 1, 2023, we entered into a securities purchase agreement with an institutional investor to issue and sell 5,000,000 ordinary shares of the Company and accompanying warrant to purchase up to 2,000,000 ordinary shares of the Company at a purchase price of US$0.40 per share, for a total consideration of approximately US$2.0 million. The warrant is exercisable upon issuance and has a three-year term from the exercise date. The exercise price of the warrant is US$0.80 per share.

Bay State College Accreditation

On January 19, 2023, The New England Commission of Higher Education (“NECHE”) informed Bay State College of its intention to withdraw Bay State College’s accreditation as of August 31, 2023. The determination was based on NECHE’s opinion that the College could not come into compliance with Institutional Resources (Accreditation Standard 7) within three years. The decision has no bearing on the quality of the Bay State College’s educational program or outcomes. On March 20, 2023, the appeal panel of NECHE affirmed NECHE’s decision to withdraw Bay State College’s accreditation. Without NECHE accreditation, Bay State College will not be able to disburse Title IV funding to its students for classes after August 2023, and will not be able to disburse VA funding to its students for classes after Spring semester ends. Title IV is a section of the Higher Education Act of 1965 that provides federal financial aid to students pursuing higher education. Title IV aid includes grants, loans, and work-study programs. VA funding is financial assistance provided by the U.S. Department of Veterans Affairs (VA) to support eligible military veterans and their families with education and training.

Factors affecting our results of operations

While our business is influenced by factors affecting the education industries in U.S. generally, we believe our business is more directly affected by company-specific factors, including, among others:

●	The number of student enrollments. The number of student enrollments is largely driven by the demand for the educational programs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our campuses, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We plan to continue to add new offerings to better attract students of different needs and provide cross-selling opportunities.
●	The amount of fees we charge. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location and capacity of the campuses, costs of delivering our services, and the course fees charged by our competitors for the same or similar courses.
●	Our costs and expenses. We incur costs and expenses at both the head quarter level and at our campuses. Our most significant costs are compensation and social welfare paid to/for our teachers, rental and teaching related expenses. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

Effects of disposals and other strategic plans

On May 14, 2021, the PRC State Council promulgated the 2021 Implementing Rules for the Law for Promoting Private Education, which became effective on September 1, 2021. The 2021 Implementing Rules prohibit foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties from controlling private schools that provide compulsory education by means of mergers, acquisitions, contractual arrangements, etc. To comply with the 2021 Implementing Rules, on November 23, 2022, we entered a share purchase agreement to dispose all equity interest of Ambow China for a cash consideration of US$ 12.0 million. The Sale of Ambow China was completed on December 31, 2022. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased the control of all the VIEs.

There were no other material acquisitions and disposals during the years 2021 and 2022.

Key financial performance indicators

Our key financial performance indicators consist of our net revenues, cost of revenues gross profit and operating expenses, which are discussed in greater detail below. The following table sets forth our net revenues, cost of revenues and gross profit (loss) from continuing operations, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Years Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Net revenues	113,534	100.0	102,352	14,840	100.0
Cost of revenues	(101,138)	(89.1)	(102,933)	(14,924)	(100.6)
Gross Profit (loss)	12,396	10.9	(581)	(84)	(0.6)

Net revenues

In 2021 and 2022, we generated net revenues from continuing operations of RMB 113.5 million and RMB 102.4 million (US$ 14.8 million), respectively. The decrease in revenue was primarily driven by lower student enrollment.

As colleges and universities have evolved toward a blend of in-person and remote instruction, our online platform HybriU empowers these institutions to provide online classes, instant AI translation, and simultaneous content creation. HybriU dramatically decreases barriers to entry for both US and international students while also breaking down barriers between academia and industry. This in turn can help produce a better-prepared US and global workforce.

HybriU is ideally suited for large, top-tier US universities, as well as smaller, regional colleges that offer career-oriented programs in fields such as healthcare and software coding. While developing proprietary educational software and hardware may be cost-prohibitive for many schools, HybriU offers a scalable, affordable solution that can upgrade an institution’s technical tools within a short period of time. In addition to HybriU’s core functionalities, the laboratory version of the platform also allows instructors to move from one lab group to another in real time. HybriU’s ability to create simultaneous content also means that professors and graduate student instructors can generate permanent curriculum from live classes. Colleges and universities can then refine and package this content for sale in the open market.

US and international students can participate in Ambow-enabled classes on a credit and audit basis. Given the recent decline in post-secondary enrollment in the U.S., this flexibility may be particularly attractive to smaller schools that wish to increase their enrollment and improve their bottom line with the addition of out-of-state and international students. The HybriU cloud-based learning engine allows colleges and universities to accommodate their students’ individual learning preferences and significantly enrich their educational experience. Ambow also offers career-oriented post-secondary educational services to undergraduates through the New School of Architecture & Design in San Diego.

Cost of revenues

Cost of revenues for our educational and career enhancement programs and services primarily consists of:

●	Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;
●	Rental, utilities, water and other operating expenses for the operation of our school properties;
●	Depreciation and amortization of properties, leasehold improvement and equipment used in the provision of educational services; and

Gross profit (loss)

Gross profit (loss) as a percentage of our net revenues from continuing operations was 10.9% and negative 0.6% in 2021 and 2022, respectively. The decrease in gross profit (loss) margin from 2021 to 2022 was primarily attributable to the lower net revenue due to lower student enrollment.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses. The following table sets forth the components of our operating expenses from continuing operations, both in absolute amounts and as a percentage of revenues, for the years indicated.

	For the Years Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Net revenues	113,534	100.0	102,352	14,840	100.0
Operating expenses:
Selling and marketing	(19,968)	(17.6)	(10,256)	(1,487)	(10.0)
General and administrative	(47,436)	(41.8)	(50,074)	(7,260)	(48.9)
Impairment loss	—	—	(4,534)	(657)	(4.4)

Total operating expenses	(67,404)	(59.4)	(64,864)	(9,404)	(63.3)

Selling and marketing expenses. Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The decrease in selling and marketing expenses from continuing operations from 2021 to 2022 was due to stringent expense control to improve operating efficiency during the period.

General and administrative expenses. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities as well as bad debt provision. Our general and administrative expenses from continuing operations increased from RMB 47.4 million in 2021 to RMB 50.1 million (US$7.3 million) in 2022, which was mainly due to increased payroll expenses to our staff.

Impairment loss. Our impairment loss consisted of impairment provided on brand from continuing operations of RMB 4.5 million (US$ 0.7 million) in 2022.

Share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses from continuing operations, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Years Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Allocation of share-based expenses:
General and administrative	(883)	100.0	(7,468)	(1,083)	100.0

Total share-based expenses	(883)	100.0	(7,468)	(1,083)	100.0

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

Taxation

We are a Cayman Islands company and it currently conducts operations primarily through our U.S. subsidiaries. Under the current laws of the Cayman Islands, Ambow is not subject to taxes on their income or capital gains. In addition, the payment of dividends, if any, is not subject to withholding taxes in the Cayman Islands.

A significant component of our provision of income tax is generated from operating through our U.S. subsidiaries, which have a federal statutory income tax rate of 21%. Current income taxes are provided for in accordance with the laws and regulations in U.S. Deferred income taxes are recognized when temporary differences exist between the tax bases and their reported amounts in the consolidated financial statements.

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

To comply with the 2021 Implementing Rules, on November 23, 2022, we entered a share purchase agreement to dispose all of our equity interest in Ambow China for a cash consideration of US$ 12.0 million. The Sale was completed on December 31, 2022. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased control of all the VIEs.

Comparability and Reclassification Adjustment

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

We have reclassified certain comparative balances in the consolidated balance sheet as of December 31, 2021 and certain comparative amounts in the consolidated statements of operations for the years ended December 31, 2021 and 2020 to conform to the current year’s presentation. The assets and liabilities of the discontinued operations have been classified as current assets of discontinued operations and non-current assets of discontinued operations, current liabilities of discontinued operations and non-current liabilities of discontinued operations in the consolidated balance sheet as of December 31, 2021. The results of discontinued operations for the years ended December 31, 2021 and 2020 have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2021 and 2020 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

Revenue recognition

Our revenue is generated from delivering educational programs.

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

We have Bay State College and NewSchool in the U.S. which offer career-focused post-secondary educational services to undergraduate students.

For undergraduate students, usually there are no written formal contracts between us and the students according to business practice. Records with student’s name, grades, tuition and fee collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities.

For undergraduate students, our performance obligations are to provide acknowledged academic education within academic years, and post-secondary education with Associates and Bachelor’s programs within agreed-upon periods. The transaction price is the tuition fee received and circumstances like other variable consideration, significant financing component, noncash consideration, consideration payable to a customer did not exist. As there is only one performance obligation, the transaction price is allocated to the one performance obligation. The Group satisfies performance obligation to students over time, and recognizes revenue according to school days consumed in each month of a semester.

Contract Balances

Accounts receivable represents revenue recognized for the amounts invoiced and/or prior to invoicing when we satisfied its performance obligation and has unconditional right to the payment. Under Topic 606, our right to consideration in exchange for goods or services that we have transferred to a customer is recognized as a contract asset. We have no contract assets as of December 31,2021 and 2022.

The contract liabilities consist of deferred revenue, which relates to unsatisfied performance obligations at the end of each reporting period and consists of tuition received in advance from students. As of December 31, 2021 and 2022, our deferred revenue amount to RMB 5.4 million and nil, respectively.

Allowance for doubtful accounts

The Group adopted ASC 326 Financial Instruments – Credit Losses using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit from January 1, 2020 and interim periods therein. Management used an expected credit loss model for the impairment of trading receivables as of period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote. We recognized allowance for doubtful accounts of RMB 6.9 million and RMB 7.7 million as of December 31, 2021 and 2022, respectively.

Intangible assets, net

Intangible assets, net represent brand, software, trade name and accreditation. The software was initially recorded at historic acquisition costs or cost directly incurred to develop the software during the application development stage that can provide future benefits, and amortized on a straight-line basis over estimated useful lives.

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

We performed impairment testing of indefinite-lived intangible assets in accordance with ASC 350 as of September 30 every year, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing qualitative assessment. When these events occur, we estimate the fair value of these trade names and brand with the Relief from Royalty method (“RFR”), which is one of the income approaches. RFR method is generally applied for assets that frequently licensed in exchange for royalty payments. As the owner of the asset is relieved from paying such royalties to a third party for using the asset, economic benefit is reflected by notional royalty savings. An impairment loss is recognized for any excess in the carrying value over the fair value of trade names and brand. For the years ended December 31, 2020, 2021 and 2022, we performed impairment test on the trade name and brand and recognized impairment loss from continuing operations of RMB 1.4 million, RMB nil and RMB 4.5 million on brand and trade name, respectively.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets, using the expected future discounted cash flows. There is no impairment loss from other long-lived assets during the years ended December 31, 2020, 2021 and 2022.

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

Lease

We account for our lease under ASC 842 Leases, and identify lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, we recognize operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term. For finance lease, we recognize finance lease right-of-use assets. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using our incremental borrowing rate over a similar term of the lease payments at lease commencement. Some of the Group’s lease agreements contain renewal options; however, the Group do not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that the Group is reasonably certain of renewing the lease at inception or when a triggering event occurs. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating lease

When none of the criteria of finance lease are met, a lessee shall classify the lease as an operating lease.

Finance lease

We classify a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

a.The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b.The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

c.The lease term is for the major part of the remaining economic life of the underlying asset;

d.The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

e.The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

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

In the consolidated financial statements, the financial information of our company and its subsidiaries, which use US$ and TWD as their functional currencies, has been translated into RMB. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of shareholders’ equity and comprehensive income (loss).

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

Summary of Consolidated Statements of Operations

	For the Years Ended December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
Total net revenues	113,534	102,352	14,840
COST OF REVENUES:
Total cost of revenues	(101,138)	(102,933)	(14,924)
GROSS PROFIT (LOSS)	12,396	(581)	(84)
Operating expenses:
Selling and marketing (1)	(19,968)	(10,256)	(1,487)
General and administrative (1)	(47,436)	(50,074)	(7,260)
Impairment loss	—	(4,534)	(657)
Total operating expenses	(67,404)	(64,864)	(9,404)
OPERATING LOSS	(55,008)	(65,445)	(9,488)
Total other income	9,163	1,629	236
LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	(45,845)	(63,816)	(9,252)
Income tax benefit	3,220	—	—
LOSS FROM CONTINUING OPERATIONS	(42,625)	(63,816)	(9,252)
(Loss) Income from and on sale of discontinued operation, net of income tax	44,629	(34,871)	(5,056)
NET INCOME (LOSS)	2,004	(98,687)	(14,308)
Less: Net loss attributable to noncontrolling interests from continuing operations	—	—	—
Less: Net loss attributable to noncontrolling interests from discontinued operations	(998)	(1,619)	(235)
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM CONTINUING OPREATIONS	(42,625)	(63,816)	(9,252)
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM DISCONTINUED OPREATIONS	45,627	(33,252)	(4,821)
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	3,002	(97,068)	(14,073)
(1)	Includes depreciation and amortization of RMB 2.4 million and RMB 1.6 million (US$ 0.2 million) for the years ended December 31, 2021 and 2022, respectively.

Year ended December 31, 2022 compared with year ended December 31, 2021

Net revenues. Our net revenues from continuing operations decreased by 9.8% from RMB 113.5 million in 2021 to RMB 102.4 (US$ 14.8 million) in 2022. The decrease was primarily driven by lower student enrollment.

Cost of revenues. Our cost of revenues from continuing operations increased by 1.8% from RMB 101.1 million in 2021 to RMB 102.9 million (US$ 14.9 million) in 2022. The change was not significant primary due to most costs are fixed such as employee compensation and campus rental.

Gross profit (loss). Gross profit (loss) from continuing operations as a percentage of our net revenues decreased from 10.9% in 2021 to negative 0.6% in 2022. The decrease in gross profit was mainly attributable to lower net revenues.

Operating expenses. Our total operating expenses from continuing operations decreased by 3.8% from RMB 67.4 million in 2021 to RMB 64.9 million (US$ 9.4 million) in 2022. This decrease was mainly due to stringent expense controls on selling and marketing expenses to improve operating efficiency during 2022.

●	Selling and marketing expenses. Our selling and marketing expenses from continuing operations decreased by 48.6% from RMB 20.0 million in 2021 to RMB 10.3 million (US$ 1.5 million) in 2022. The decrease was because stringent expense controls to improve operating efficiency during the period.

●	General and administrative expenses. Our general and administrative expenses from continuing operations increased by 5.6% from RMB 47.4 million in 2021 to RMB 50.1 million (US$ 7.3 million) in 2022. The increase in 2022 was mainly due to the restricted shares granted to senior management during the period.
●	Impairment loss. Our impairment loss from continuing operations of RMB 4.5 million (US$ 0.7 million) was mainly due to the impairment on trade name.

Other income, net. We recorded net other income from continuing operations RMB 1.6 million (US$ 0.2 million) in 2022, compared to net other income of RMB 9.2 million in 2021. The decrease was mainly due to the RMB 9.3 million gain on forgiven PPP loan in 2021, which is nil in 2022, and partially offset by the lease modification and termination gain in 2022.

Income tax benefit. Our income tax benefit from continuing operations changed from benefit of RMB 3.2 million in 2021 to nil in 2022.

(Loss) Income from and on sale of discontinued operations, net of income tax. On November 23, 2022, we entered into a share purchase agreement with Clover Wealth Management to dispose all of our equity interest in Ambow China. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased the control of all the VIEs. Such disposal qualified as discontinued operations and was separately disclosed. The result from discontinued operation changed from RMB 44.6 million income in 2021 to RMB 34.9 million (US$ 5.1 million) loss in 2022. The net income from discontinued operations in 2021 was mainly resulted from the reversal of RMB 62.8 million income tax payable due to the expiration of its five-year claw-back period, while the loss in 2022 was mainly due to the introduction of the 2021 Implementing Rules which significantly affected our revenue in K-12 business.

Net income (loss). According to above mentioned factors, our net income (loss) changed from RMB 2.0 million net income in 2021 to RMB 98.7 million (US$ 14.3 million) net loss in 2022.

B.	Liquidity and Capital Resources

As of December 31, 2022 our consolidated current assets exceeded our consolidated current liabilities by RMB 27.0 million (US$ 3.9 million). Our consolidated net assets were RMB 54.3 million (US$ 7.9 million) as of December 31, 2022.

Our principal sources of liquidity have been cash provided by operating activities, financing activities and investing activities. We had net cash used in operating activities from continuing operations of RMB 38.9 million (US$ 5.6 million), RMB 20.2 million and RMB 31.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had RMB 22.8 million (US$ 3.3 million) in unrestricted cash and cash equivalents. Since the beginning of 2023, we have received US$2.0 million in proceeds from completed private placement and US$2.0 million in consideration from Sale of Ambow China, and the remaining balance of US$4.0 million is scheduled to be received in September 2023 according to the purchase agreement. We are currently focusing on cost control to enhance operational efficiency by reducing leasing and labor costs.

Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage cost and operating expenses, we may not be able to achieve profitability.

We believe that available cash and cash equivalents, cash provided by operating activities, together with cash available, should enable us to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and we have prepared the consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations and we expect that we will require additional capital in order to execute its longer-term business plan. If we encounter unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing our business development activities, suspending the pursuit of its business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that we will raise additional capital if needed.

Condensed summary of our cash flows

	For the Years Ended December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities, continuing operations	(20,181)	(38,944)	(5,646)
Net cash provided by (used in) operating activities, discontinued operations	4,247	(24,843)	(3,602)
Net cash provided by investing activities, continuing operations	204	—	—
Net cash provided by (used in) investing activities, discontinued operations	106,992	(134,430)	(19,491)
Net cash (used in) provided by financing activities, continuing operations	(531)	20,791	3,014
Net cash provided by financing activities, discontinued operations	6,369	14,070	2,040
Effects of exchange rate changes on cash, cash equivalents and restricted cash	206	(692)	(100)
Net change in cash, cash equivalents and restricted cash	97,306	(164,048)	(23,785)
Cash, cash equivalents and restricted cash at beginning of year	119,645	216,951	31,455
Cash, cash equivalents and restricted cash at end of year	216,951	52,903	7,670
Less: Cash, cash equivalents and restricted cash of discontinued operations	190,198	—	—
Cash, cash equivalents and restricted cash at end of year from continuing operations	26,753	52,903	7,670

Operating activities

Net cash used in operating activities, continuing operations amounted to RMB 38.9 million (US$ 5.6 million) in the year ended December 31, 2022, as compared to RMB 20.2 million in the year ended December 31, 2021. Net cash used in operating activities, discontinued operations amounted to RMB 24.8 million (US$ 3.6 million) in the year ended December 31, 2022, as compared to net cash provided by operating activities, discontinued operations amounted to RMB 4.2 million in the year ended December 31, 2021.

Net cash used in operating activities from continuing operations in the year ended December 31, 2022 was primarily attributable to net loss from continuing operations of RMB 63.8 million (US$ 9.3 million), a decrease in operating lease liabilities of RMB 16.5 million (US$ 2.4 million), a decrease in deferred revenue of RMB 5.4 million (US$ 0.8 million), lease termination and modification gain of RMB 5.2 million (US$ 0.8 million), an increase in accounts receivable of RMB 2.9 million (US$ 0.4 million), a decrease in accounts payable of RMB 1.6 million (US$0.2 million); and, partially offset by amortization of operating lease right of use asset of RMB 24.3 million (US$ 3.5 million), share-based compensation of RMB 7.5 million (US$ 1.1 million), an increase in accrued and other liabilities of RMB 5.9 million (US$ 0.9 million), a decrease in prepaid and other current assets of RMB 5.4 million (US$ 0.8 million), a decrease in other non-current assets of RMB 5.0 million (US$ 0.7 million), impairment loss of RMB 4.5 million (US$ 0.7 million), depreciation and amortization of RMB 1.6 million (US$ 0.2 million), bad debt provision of RMB 1.1 million (US$ 0.2 million), and loss on disposal of subsidiaries of RMB 1.1 million (US$ 0.2 million).

Net cash used in operating activities from continuing operations in the year ended December 31, 2021 was primarily attributable to net loss of RMB 42.6 million, a decrease in operating lease liabilities of RMB 21.1 million, increase in accounts receivable of RMB 10.4 million, gain from forgiven PPP loan of RMB 9.3 million, deferred income tax benefit of RMB 3.5 million; and, partially offset by amortization of operating lease right-of-use asset of RMB 21.6 million, an increase in accrued and other liabilities of RMB 20.1 million, an increase in accounts payable RMB 9.4 million, a decrease in other non-current assets of RMB 7.0 million, bad debt provision of RMB 4.8 million and depreciation and amortization of RMB 2.4 million.

Investing activities

Net cash provided by investing activities, continuing operations amounted to nil in the year ended December 31, 2022 as compared to RMB 0.2 million in the year ended December 31, 2021. Net cash used in investing activities, discontinued operations amounted to RMB 134.4 million (US$ 19.5 million) and net cash provided by investing activities, discontinued operations amounted to RMB 107.0 million in the year ended December 31, 2022 and 2021, respectively.

Net cash provided by investing activities, continuing operations in the year ended December 31, 2021 was mainly attributable to proceeds from sale of property and equipment of RMB 0.1 million.

Financing activities

Our financing activities consist primarily of proceeds from minority shareholder capital injection, short term borrowing and funding provided to discontinued operations. Net cash provided by financing activities, continuing operations amounted to RMB 20.8 million (US$ 3.0 million) in the year ended December 31, 2022, as compared to net cash used in financing activities, continuing operations amounted to RMB 0.5 million in the year ended December 31,2021. Net cash provided by financing activities, discontinued operations amounted to RMB 14.1 million (US$ 2.0 million) and RMB 6.4 million for the year ended December 31, 2022 and 2021, respectively.

Net cash provided by financing activities, continuing operations in the year ended December 31, 2022 was mainly attributable to RMB 20.8 million (US$ 3.0 million) proceeds of short-term borrowing.

Net cash used in financing activities, continuing operations in the year ended December 31, 2021 was mainly attributable to RMB 0.6 million funding provided to discontinued operations.

Short-term borrowings

Loan agreements for short-term borrowings consisted of the following:

	As of December 31,
	Maturities	2021	2022
		RMB	RMB
	(In thousands)
Short-term bank borrowing from East West Bank	November 2023	—	10,447
Short-term bank borrowing from Cathy Bank	October 2023	—	10,447

In October and November 2022, we pledged our restricted cash amount of US$ 3.0 million to obtain a line of credit in US$3.0 million from Cathy Bank and EAST WEST BANK, respectively.

On October 11, 2022, we received a loan from Cathy Bank in the amount of US$ 1.5 million with a maturity date on October 11, 2023, and bearing interest at 4.46% per annum. On November 14, 2022, we received a loan from EAST WEST BANK in the amount of US$ 1.5 million with a maturity date on November 14, 2023 and bearing interest at 2.50% per annum. The pledge shall be terminated once all borrowings are repaid and pledge cancellation registration procedures are completed.

The weighted average interest rate of the borrowings outstanding was 4.35% and 3.45% per annum as of December 31, 2021 and 2022. The fair values of the borrowings approximate their carrying amounts. The weighted average borrowings for the years ended December 31, 2021 and 2022 was RMB 12.0 million and RMB 3.6 million, respectively.

The borrowings incurred interest expenses from continuing operations were nil and RMB 0.7 million for the years ended December 31, 2021 and 2022. There was neither capitalization as additions to construction in progress nor guarantee fees for each of three years ended December 31, 2022.

Capital expenditures

Our capital expenditures from continuing operations were nil in the fiscal years ended December 31, 2021 and 2022. These capital expenditures were incurred primarily for investments in intangible assets.

Holding company structure

Before the Sale of Ambow China, we conducted our operations primarily through our wholly-owned subsidiaries in China, Ambow Shengying, OOOK WFOE, BoheLe and their affiliated PRC entities, which we collectively refer to as our VIEs and their respective subsidiaries. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased control of all the VIEs.

As a result, our ability to pay dividends and to finance any debt we may incur depended primarily upon dividends paid by Ambow Shengying, OOOK WFOE, BoheLe, Ambow Education Management and fees paid by Ambow Sihua, Ambow Shanghai, Ambow Shida, Ambow Rongye, IValley and Ambow Zhixin, Beijing OOOK, Beijing Le’an, Beijing JFR, Jinan LYZX and their subsidiaries to Ambow Shengying, BoheLe, OOOK WFOR and Ambow Education Management for sales of services and products. Fees paid by VIEs and subsidiaries were mainly for sales of services. The aggregate amount that VIEs and subsidiaries had paid to Ambow Shengying, BoheLe, OOOK WFOE and Ambow Education Management were insignificant for the reporting period, and the aggregate amount of fees payable from the VIE and subsidiaries to Ambow Shengying, BoheLe, OOOK WFOE and Ambow Education Management were insignificant for the reporting period.

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

To comply with the 2021 Implementing Rules, on November 23, 2022, we entered a share purchase agreement to dispose all of our equity interest in Ambow China for a cash consideration of US$ 12.0 million. The Sale of Ambow China was completed on December 31, 2022. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased control of all the VIEs.

Inflation

Inflation had not materially impacted our results of operations in recent years. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation.

Recent accounting standards

See of Notes 3(z) to the audited consolidated financial statements for recent accounting standards that could have an effect on us.

C.	Research and Development, Patents and Licenses

We do not have any full-time software and educational professionals as of December 31, 2022. In 2021 and 2022, we did not have any research and development expenses.

D.	Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see “Item 5.A Operating and Financial Review and Prospects-Operating Results” and “5.B Operating and Financial Review and Prospects-Liquidity and Capital Resources.”

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

There were no new off-balance sheet arrangements as of December 31, 2021 and 2022.

F.	Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2022.

Payments Due by Period
		Less than			More than
	Total	1 Year	2-3 Years	4-5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
(in millions)
Operating lease obligations	58.5	21.4	34.1	3.0	—

Item 6.     Directors, Senior Management and Employees

A.	Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of December 31, 2022.

Name	Age	Position	Class	Nationality	Residence
Jin Huang	57	President, Chief Executive Officer, Acting Chief Financial Officer and Chairman of the Board	Class III	United States	China

Chiao-Ling Hsu	54	Chief Operating Officer	N/A	Taiwan	China

Yanhui Ma (1)(2)	63	Director	Class III	United States	United States

Yigong Justin Chen (1)	53	Director	Class I	China	China

Mingjun Wang (1)(2)		Director	Class II	China	China
(1)	Member of the audit committee
(2)	Member of the compensation committee

Jin Huang has served as our President and Chief Executive Officer and as a member of our board of directors since our inception in August 2000 and served as our Acting Chief Financial Officer since September 2022. Dr. Huang has over 15 years of academic and industry experience in Silicon Valley. Prior to founding Ambow, Dr. Huang was a founding engineer at Avant, where she was responsible for product design and engineering management. Dr. Huang holds a bachelor’s degree in Computer Science, a master’s degree in Computer Science and a Ph.D. in Electronic Engineering from the University of Electronic Science & Technology of China. From 1990 to 1993, Dr. Huang was doing research and completed her Ph.D. dissertation at the University of California, Berkeley.

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

Yanhui Ma joined the board of directors in May 2014. Dr. Ma is an independent non-executive director of the company. Dr. Ma has been involved in the creation, funding and development of several healthcare companies, especially joint venture corporations between China and the United States. Dr. Ma also served on the board of directors of several healthcare related corporations he founded or co-founded in the U.S. and China, including Sinocare and SinoMed. Dr. Ma organized and co-founded the International Drug Delivery Society and served as Vice Chairman of the Society previously. He also served as the Vice President of US Silicon Valley Chinese Business Association.

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

Mingjun Wang has served as a member of our board of directors since September 2022 and is an independent non-executive director of the Company. Mr. Mingjun Wang has over 30 years of operating and management experience in the education and publishing industries. Since 2003, he has served as Chairman of the board directors of Beijing Century Oriental Science and Technology Inc. Since 2017, he has been an executive partner of Edtech Venture, a U. S. venture capital firm. Mr. Wang is also an entrepreneur and independent investor in the United States and China, with investment portfolios including Splashtop, Homatch, Century Oriental, OSA Technologies, 100E Inc. etc. Previously, Mr. Wang held Editor in Chief and Vice President positions of the Publishing House of Electronics Industry of China, and served as a member of the board of directors of China Electronics Association. Mr. Wang joined Pearson Education as international rights manager in 1999. Mr. Wang graduated from Stanford University, School of Business in 1998 with a Master of Science in Management degree, obtained his Master of Electronics Engineering degree from Xidian University in 1988 and a Bachelor of Science degree from Shandong University, Department of Mathematics in 1983.

The business address of each of our executive officers and directors is Ambow Education Holding Ltd., 19925 Stevens Creek Blvd, Cupertino, CA 95014, United Stated of America.

There are no family relationships among any of our directors and executive officers.

After the sale of Ambow China, Xuejun Xie and Jianguo Xue no longer act as our Vice President, Human Resources and Administration and Sales in charge of degree schools for the Company.

None of our non-executive directors has any employment or service contract with our company.

Terms of executive officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

B.Compensation

During 2022, the aggregate cash compensation that we paid to our executive officers as a group was RMB 2.8 million (US$ 0.4 million), which includes bonuses, salaries and other benefits that were earned in 2021 and paid in 2022. We accrued fees to each non-executive director for their services rendered to us starting from October 15, 2018. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

There were no share-based compensation expenses for the share options during the years from 2020 to 2022. As of December 31, 2021 and 2022, all share options were vested.

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Company. Twenty-five percent of the awards shall vest on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant’s continuing service of the Company through each vesting date. During 2021 and 2022, 50,000 and 45,833 shares of restricted stock were vested, respectively.

On June 30, 2022, the Board of Directors approved to grant 5.2 million fully vested Class A ordinary shares of the restricted stock to senior employees of the Group for their services rendered in the past years.

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

Shares issued pursuant to awards under the Amended 2010 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the Amended 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the Amended 2010 Plan. As of December 31, 2022, the Group granted up to 1,905,222 Class A Ordinary Shares of the company to its employees, outside directors and consultants.

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

Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the Amended 2010 Plan, the administrator will make adjustments to one or more of the numbers and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

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

Term, Amendment and Termination. Our Amended 2010 Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years from the date adopted by the Board, unless terminated earlier under Section 18 of the Plan. Our board of directors has the authority to amend, suspend or terminate the 2010 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

The following table summarizes, as of December 31, 2022, the share options and other equity awards granted to our executive officers under our Amended 2010 Plan or pursuant to other arrangements approved by our board of directors:

	Ordinary Shares
	Underlying		Date of	Date of
	Options Granted &		Grant	Grant	Date of
Name	Restricted Shares		(original)	(New)	Expiration
Dr. Jin Huang	(1)	*	02/25/10	11/22/18	—

Chiao-Ling Hsu	(1)	*	—	05/18/15	—
*	Less than 1% of the outstanding ordinary shares
(1)	Restricted shares

On June 30, 2022, the Board of Directors approved to grant 5.2 million fully vested Class A ordinary shares of the restricted stock to senior employees of the Group for their services rendered in the past years.

C.	Board Practices

As of December 31, 2022, our board of directors consisted of four directors:

Dr. Jin Huang, Mr. Justin Chen, Mr. Mingjun Wang and Dr. Yanhui Ma. Our directors are elected for three-year terms.

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

●	At the first annual general meeting of Members (a person whose name is entered in the Register of Members as the holder of a share or shares) following the initial meeting, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three years.
●	At the second annual general meeting of Members following the initial meeting, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three years.
●	At the third annual general meeting of Members following the initial meeting, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three years.
●	At each succeeding annual general meeting of Members, Directors shall be elected for a full term of three years to succeed the Directors of the class whose terms expire at such annual general meeting.

The following table sets forth the names and classes of our directors as of the date of this annual report:

Class I	Class II	Class III
Yigong Justin Chen	Mingjun Wang	Jin Huang
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

Audit committee

Our audit committee consists of Yigong Justin Chen, Mingjun Wang and Yanhui Ma, each of whom meets the independence standards of the NYSE and the SEC. Yigong Justin Chen is the Chairperson of our audit committee. Mr. Yanhui Ma serves as our audit committee financial expert. The responsibilities of our audit committee include, among other things:

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

Compensation committee

Our compensation committee consists of Dr. Yanhui Ma and Mr. Mingjun Wang, each of whom is an “independent director” as that term is used in the NYSE corporate governance rules. Mingjun Wang is the Chairperson of our compensation committee. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The responsibilities of our compensation committee include, among other things:

●	Reviewing and recommending to our board of directors with respect to the total compensation package for our executive officers;
●	Reviewing and recommending to our board of directors with respect to director compensation, including equity-based compensation; and
●	Reviewing periodically and recommending to the board of directors with respect to any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
D.	Employees

As of December 31, 2022, we and our subsidiaries had 65 full-time employees, and 151 part-time employees, respectively. As of December 31, 2022, we had the following numbers of full-time employees by cost nature: 42 in general and administrative functions, and 23 in cost of revenues. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth, as of April 25, 2023, certain information concerning the beneficial ownership of the Class A Ordinary Shares and Class C Ordinary Shares by (i) each shareholder known by the company to own beneficially five percent or more of the outstanding Class A Ordinary Shares and Class C Ordinary Shares; (ii) each director and the nominee for director of the company; (iii) each executive officer of the company; and (iv) all executive officers and directors of the company as a group, and their percentage ownership and voting power.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons named in the following table have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. As of April 25, 2023, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 52,019,109 Class A Ordinary Shares issued and outstanding and the percentage of beneficial ownership for holders of Class C ordinary shares is based on 4,708,415 Class C Ordinary Shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class C ordinary shares are entitled to ten votes per share.

Unless otherwise indicated, the address of such individual is c/o Ambow Education Holding Ltd., 19925 Stevens Creek Blvd, Cupertino, CA 95014.

	Shares beneficially owned						Percentage of votes held
	Number of	Percentage of	Number of	Percentage of			Based on	Based on	Based on
	Class A	Class A	Class C	Class C	Number of	Percentage of	total Class	total Class	Total
	ordinary	Ordinary	Ordinary	ordinary	total ordinary	total ordinary	A ordinary	C ordinary	Ordinary
Name	shares	shares (%)	shares	shares (%)	shares	shares (%)	shares (%)	shares (%)	shares (%)
Directors and Executive Officers
Jin Huang (2)(5)	351,312	0.68%	4,708,415	100%	5,059,727	8.92%	0.68%	100%	47.86%
Yigong Justin Chen	—	—	—	—	—	—	—	—	—
Mingjun Wang	—	—	—	—	—	—	—	—	—
Ralph Parks	—	—	—	—	—	—	—	—	—
Yanhui Ma	—	—	—	—	—	—	—	—	—
Chiao-Ling Hsu	—	—	—	—	—	—	—	—	—

All executive officers and directors of the company as a group (6 persons) (4)	958,430	1.84%	4,708,415	100%	5,666,845	9.99%	1.84%	100%	48.48%

5% and Greater Shareholders
New Summit Global Limited	2,703,475	5.20%	—	—	2,703,475	4.77%	5.20%	—	2.73%
CEIHL Partners (I) Limited (3)	3,420,375	6.58%	—	—	3,420,375	6.03%	6.58%	—	3.45%
CEIHL Partners (II) Limited (3)	11,144,636	21.42%	—	—	11,144,636	19.65%	21.42%	—	11.25%
New Flourish Holdings Limited (5)(6)	770,212	1.48%	4,288,415	91.08%	5,058,627	8.92%	1.48%	91.08%	44.05%
Spin-Rich Ltd. (5)(7)	—	—	420,000	8.92%	420,000	0.74%	—	8.92%	4.24%

Note: Shares of executive officers and directors less than 1% of outstanding shares and shares of shareholders less than 5% of outstanding shares were not shown.

(1)	In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares subject to warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.
(2)	Of the 351,312 Class A Ordinary Shares (i) 287,214 of the Class A Ordinary Shares are owned by New Flourish Holdings Limited (“New Flourish”) for the benefit of Dr. Huang and certain officers of the Company, and (ii) 64,098 of the Class A Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares held by New Flourish, but disclaims beneficial ownership over such shares, which are held for the benefit of certain officers of the Company.
(3)	Mrs. Ye Wen is the sole shareholder of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited (collectively “CEIHL”). CEIHL Partners (I) Limited holds 3,420,375 Class A Ordinary Shares and CEIHL Partners (II) Limited holds 11,144,636 Class A Ordinary Shares. As the sole shareholder of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited, Mrs. Ye Wen has sole voting and dispositive power over the Class A Ordinary Shares held by CEIHL.
(4)	Includes Class A Ordinary Shares and Class C Ordinary Shares held by all of our directors and executive officers as a group.
(5)	Of the 4,708,415 Class C Ordinary Shares (i) 4,288,415 of the Class C Ordinary Shares are owned by New Flourish for the benefit of Dr. Jin Huang, and (ii) 420,000 of the Class C Ordinary Shares are owned by Spin-Rich Ltd. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class C Ordinary Shares held by New Flourish.
(6)	Dr. Jin Huang, as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares and the Class C Ordinary Shares owned by New Flourish. Dr. Huang disclaims beneficial ownership over the Class A Ordinary Shares, which are held for the benefit of certain officers of the company.
(7)	Dr. Jin Huang has sole voting control and investment power over Class C Ordinary Shares owned by Spin-Rich Ltd.

Except as disclosed in this annual report, there are no relationships between the parties. Other than the voting proxies given to Dr. Jin Huang, and the contractual control arrangements disclosed in this annual report We are not aware of any relationship or arrangement between or among any shareholders that would enable any of them to control, in substance or contractually, any other shareholder’s vote.

On November 23, 2022, we entered a share purchase agreement to dispose all equity interest of Ambow China for a cash consideration of US$ 12.0 million. The Sale was complete on December 31, 2022. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased the control of all the VIEs.

As of April 25, 2023, approximately 56,727,524 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of April 25, 2023, 8,100,734 ADRs, representing 16,201,468 underlying ordinary shares were outstanding. The number of beneficial owners of our ADR in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Item 7.     Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6.E Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

Prior to the Sale of Ambow China, contractual arrangements with our VIEs and their respective subsidiaries and shareholders:

PRC laws and regulations prohibit foreign ownership of primary and middle schools for students in grades one to nine and foreign ownership of Internet content business in China.

We conducted our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring and training offices, K-12 schools and career enhancement centers. These contractual arrangements enabled us to:

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

As of December 31, 2022, we had nil due from and due to related party. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased control of all the VIEs.

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

Item 8.    Financial Information

A.	Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements.”

Legal Proceedings

As of December 31, 2022, there are no claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to our knowledge, are reasonably possible to have, a material change on our financial position results of operations or cash flow.

From time to time, we are involved in various other legal and regulatory proceedings arising in the normal course of business. While we cannot predict the occurrence or outcome of these proceedings with certainty, we do not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to our consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on our results of operations

Dividends

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

People’s Republic of China taxation

The China EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the EIT Law and its implementing rules is available for non-Chinese enterprise or group enterprise-controlled entity. Therefore, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that purchase ADSs pursuant to this offering and own and hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;
●	broker-dealers;
●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	certain expatriates or former long-term residents of the United States;
●	persons that actually or constructively own 5% or more of our voting shares (including as a result of ownership of the ADSs);
●	persons that acquired the ADSs or ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;
●	persons that hold the ADSs or ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;
●	persons whose functional currency is not the U.S. dollar;
●	passive foreign investment companies; or
●	controlled foreign corporations.

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

With respect to non-corporate U.S. Holders, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “—Taxation on the Disposition of ADSs or Ordinary Shares” below) provided that (a) the ADSs or ordinary shares are readily tradable on an established securities market in the United States; (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Therefore, if the ADSs or ordinary shares are not readily tradable on an established securities market in the United States, then cash dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long-term capital gains tax rate. Under published IRS authority, shares (including ADSs) are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NYSE American.

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

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to the ADSs or ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

The documents concerning our company referred to in this document and required to be made available to the public are available at our principal executive offices located 19925 Stevens Creek Blvd, Cupertino, CA 95014, USA.

In addition, we previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-168096, as amended) and prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have filed amended Form F-1 (Registration No. 333-220207, as amended) and prospectus. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-168238) to register the ADSs. We have filed with the SEC our shelf registration statement on Form F-3 (Registration No. 333-264878).

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

Item 11.       Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk. At December 31, 2021 and 2022, we had RMB 0.1 million and RMB 20.9 million (US$3.0 million), respectively, of borrowings outstanding. The interest rates on our borrowings are fixed as defined in respective loan agreements. A hypothetical 10% increase in interest rates in 2022 would have resulted in an increase of approximately RMB 13.5 thousand (US$ 2.0 thousand) in our interest expense for 2022.

Foreign exchange risk. Substantially most of our revenues and most of our expenses of discontinued operations are denominated in RMB, while the revenues and expenses of our continuing operation are denominated in US$. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the PBOC announced it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. From 2010 to 2022, the depreciation of the RMB against the U.S. dollar reached 0.9% in total. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar and Taiwan dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses incurred by us in respect of our ADR program and investor relations program. For the year ended December 31, 2022, we have received US$ 6,486, net of applicable taxes, from Citibank, the depositary bank for our ADR program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.        Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded, as of December 31, 2022, that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2022.

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

Item 16C      Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firm for 2021 and 2022. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the years ended December 31,
	2021	2022

	(U.S. dollars in millions)
Audit fees	0.5	0.4

“Audit fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit services provided by Marcum Asia CPAs LLP, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

4.1	Form of Indemnification Agreement with the company’s directors and executive officers (incorporated by reference to Exhibit 10.3 of the F-1 Registration Statement)
4.2	Amended 2010 plan (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on November 14, 2018)
4.3

Share Purchase Agreement among Ambow Education Holding Ltd., Ambow Education Ltd., Ambow Education Management Ltd. and Ambow Education Group Ltd., and Clover Wealth Limited, dated November 23, 2022 (incorporated by reference to Exhibit 99.2 of Form 6-K filed with the Commission on November 23, 2022)

4.4

Securities Purchase Agreement by and between Ambow Education Holding Ltd. and the investor identified therein. dated as of February 1, 2023 (incorporated by reference to Exhibit 99.2 of Form 6-K filed with the Commission on March 2, 2023)

8.1	List of Subsidiaries and Consolidated Affiliated Entities*
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Marcum Asia CPAs LLP*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*
Exhibit 104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

	By:	/s/ Jin Huang

Dr. Jin Huang
President, Chief Executive Officer and Acting Chief Financial Officer

Date: April 27, 2023

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of Ambow Education Holding Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ambow Education Holding Ltd. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Impairment Assessment on Intangible Assets and Other Long Lived Assets

Critical Audit Matter Description

As described in Note 8, Note 9, and Note 17 to the consolidated financial statements, the Company performed impairment analysis on the property and equipment, intangible assets, and operating lease right-of-use assets, and recognized an impairment loss of nil, RMB 4.5 million, and nil for property and equipment, intangible assets, and operating lease right-of-use assets, respectively, during the year ended December 31, 2022.

The Company’s impairment analysis involved a high degree of subjectivity, including the projection of future cash flows. The significant assumptions used in calculating projected future cash flows include revenue growth rates, operating margins and discount rate.

Auditing the Company’s impairment analysis was complex due to the significant uncertainty of estimates and judgements in forecasting the future cash flows. Future changes in the estimates and judgments could result in a significantly different estimate of the fair value of the long-lived assets group, and could result in additional impairment.

How We Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

●	testing the completeness and accuracy, and assessing the relevance of underlying data used in the future cash flows;
●	corroborating the significant assumptions, including revenue growth rates, operating margins and discount rate, with historical data and evidence obtained to support future projection;
●	involving our valuation specialists to assist in evaluating the valuation methodologies and significant assumptions used by the Company in the impairment analysis.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2013.

New York, NY

April 27, 2023

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2021	2022	2022
		RMB	RMB	US$
				Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	5	26,753	22,819	3,308
Restricted cash	5	—	30,084	4,362
Accounts receivable, net	6	11,961	13,679	1,983
Prepaid and other current assets	7	6,261	42,560	6,171
Current assets of discontinued operations	4	335,135	—	—
Total current assets		380,110	109,142	15,824
Non-current assets:
Property and equipment, net	8	2,654	1,906	276
Intangible assets, net	9	7,790	3,703	537
Other non-current assets, net	10	18,832	13,587	1,970
Operating lease right-of-use asset	17	146,732	47,653	6,909
Non-current assets of discontinued operations	4	414,044	—	—
Total non-current assets		590,052	66,849	9,692

Total assets		970,162	175,991	25,516

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2021	2022	2022
		RMB	RMB	US$
				Note 3(a)
LIABILITIES
Current liabilities:
Short-term borrowings	11	103	20,894	3,029
Deferred revenue		5,403	—	—
Accounts payable		18,143	16,505	2,393
Accrued and other liabilities	12	17,738	25,773	3,737
Income taxes payable, current		3,337	3,645	528
Operating lease liability, current	17	27,584	15,299	2,218
Current liabilities of discontinued operations	4	526,345	—	—
Total current liabilities		598,653	82,116	11,905
Non-current liabilities:
Operating lease liability, non-current	17	123,804	39,616	5,744
Non-current liabilities of discontinued operations	4	101,023	—	—
Total non-current liabilities		224,827	39,616	5,744

Total liabilities		823,480	121,732	17,649

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2021	2022	2022
		RMB	RMB	US$
				Note 3(a)
Commitments and contingencies	18

EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2021 and 2022)		—	—	—
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 41,973,276 and 47,419,109 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	13	795	903	131
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	13	90	90	13
Additional paid-in capital		3,545,955	3,553,315	515,182
Statutory reserve		3,837	—	—
Accumulated deficit		(3,415,771)	(3,509,002)	(508,757)
Accumulated other comprehensive income		11,291	8,953	1,298
Total Ambow Education Holding Ltd.’s equity		146,197	54,259	7,867
Non-controlling interests		485	—	—
Total equity		146,682	54,259	7,867
Total liabilities and equity		970,162	175,991	25,516

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2020	2021	2022	2022
					US$
		RMB	RMB	RMB	Note 3(a)
NET REVENUES
- Educational programs and services		120,175	113,534	102,352	14,840
COST OF REVENUES
- Educational programs and services		(105,520)	(101,138)	(102,933)	(14,924)

GROSS PROFIT (LOSS)		14,655	12,396	(581)	(84)
OPERATING EXPENSES
Selling and marketing		(18,736)	(19,968)	(10,256)	(1,487)
General and administrative		(40,554)	(47,436)	(50,074)	(7,260)
Impairment loss		(6,599)	—	(4,534)	(657)
Total operating expenses		(65,889)	(67,404)	(64,864)	(9,404)

OPERATING LOSS		(51,234)	(55,008)	(65,445)	(9,488)

OTHER INCOME (EXPENSE)
Interest income (expenses), net	11	945	1,515	(698)	(101)
Other (expenses) income, net		(1,302)	(1,657)	3,451	500
Gain on forgiven PPP loan		—	9,305	—	—
Gain on the bargain purchase		40,273	—	—	—
Loss on disposal of subsidiaries		—	—	(1,124)	(163)
Total other income		39,916	9,163	1,629	236

LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS		(11,318)	(45,845)	(63,816)	(9,252)
Income tax benefit	15	3,644	3,220	—	—

LOSS FROM CONTINUING OPERATIONS		(7,674)	(42,625)	(63,816)	(9,252)
(Loss) Income from and on sale of discontinued operations, net of income tax		(56,307)	44,629	(34,871)	(5,056)

NET (LOSS) INCOME		(63,981)	2,004	(98,687)	(14,308)
Less: Net loss attributable to noncontrolling interests from continuing operations		—	—	—	—
Less: Net loss attributable to noncontrolling interests from discontinued operations		(1,269)	(998)	(1,619)	(235)

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM CONTINUING OPREATIONS		(7,674)	(42,625)	(63,816)	(9,252)
NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM DISCONTINUED OPREATIONS		(55,038)	45,627	(33,252)	(4,821)

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		(62,712)	3,002	(97,068)	(14,073)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Foreign translation adjustments		6,234	(711)	(2,338)	(339)
Unrealized loss on short term investments		(474)	(99)	—	—
Other comprehensive income (loss)		5,760	(810)	(2,338)	(339)

TOTAL COMPREHENSIVE (LOSS) INCOME		(58,221)	1,194	(101,025)	(14,647)

Net loss from continuing operations per share-basic	16	(0.17)	(0.91)	(1.29)	(0.19)
Net loss from continuing operations per share-diluted	16	(0.17)	(0.91)	(1.29)	(0.19)

Net (loss) income from discontinued operations per share-basic	16	(1.24)	0.98	(0.67)	(0.10)
Net (loss) income from discontinued operations per share-diluted	16	(1.24)	0.98	(0.67)	(0.10)

Weighted average shares used in calculating basic net (loss) income per share	16	44,372,326	46,654,853	49,458,266	49,458,266
Weighted average shares used in calculating diluted net (loss) income per share	16	44,372,326	46,654,853	49,458,266	49,458,266
Share-based compensation expense from continuing operations included in:
- Selling and marketing		—	—	—	—
- General and administrative	14	947	883	7,468	1,083
- Research and development		—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary					Accumulated
		shares		shares		Additional			other	Non-
		(Note 13)		(Note 13)		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020		38,858,199	730	4,708,415	90	3,508,745	20,185	(3,371,815)	6,341	(680)	163,596
Share-based compensation	14	—	—	—	—	947	—	—	—	—	947
Issuance of ordinary shares for restricted stock award	16	50,001	1	—	—	(1)	—	—	—	—	—
Issuance of ordinary shares in a registered direct offering	13	3,015,076	63	—	—	35,515	—	—	—	—	35,578
Foreign currency translation adjustment		—	—	—	—	—	—	—	6,234	—	6,234
Unrealized gain on investment, net of income taxes		—	—	—	—	—	—	—	(474)	—	(474)
Deregistration of subsidiaries		—	—	—	—	—	(15,473)	15,473	—	(19)	(19)
Disposal of subsidiaries		—	—	—	—	(133)	(502)	502	—	—	(133)
Impact on adoption of ASC 326	3	—	—	—	—	—	—	(594)	—	—	(594)
Net loss		—	—	—	—	—	—	(62,712)	—	(1,269)	(63,981)
Balance as of December 31, 2020		41,923,276	794	4,708,415	90	3,545,073	4,210	(3,419,146)	12,101	(1,968)	141,154

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary					Accumulated
		shares		shares		Additional			other	Non-
		(Note 13)		(Note 13)		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021		41,923,276	794	4,708,415	90	3,545,073	4,210	(3,419,146)	12,101	(1,968)	141,154
Share-based compensation	14	—	—	—	—	883	—	—	—	—	883
Issuance of ordinary shares for restricted stock award	14	50,000	1	—	—	(1)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	(711)	—	(711)
Unrealized gain on investment, net of income taxes		—	—	—	—	—	—	—	(99)	—	(99)
Deregistration of subsidiaries		—	—	—	—	—	(373)	373	—	3,351	3,351
Capital injection from minority shareholders		—	—	—	—	—	—	—	—	100	100
Net income (loss)		—	—	—	—	—	—	3,002	—	(998)	2,004
Balance as of December 31, 2021		41,973,276	795	4,708,415	90	3,545,955	3,837	(3,415,771)	11,291	485	146,682

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary					Accumulated
		shares		shares		Additional			other	Non-
		(Note 13)		(Note 13)		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022		41,973,276	795	4,708,415	90	3,545,955	3,837	(3,415,771)	11,291	485	146,682
Share-based compensation	14	—	—	—	—	7,468	—	—	—	—	7,468
Issuance of ordinary shares for restricted stock award	14	5,445,833	108	—	—	(108)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	(2,338)	—	(2,338)
Deregistration of subsidiaries		—	—	—	—	—	(3,837)	3,837	—	(118)	(118)
Capital injection from minority shareholders		—	—	—	—	—	—	—	—	1,252	1,252
Net loss		—	—	—	—	—	—	(97,068)	—	(1,619)	(98,687)
Balance as of December 31, 2022		47,419,109	903	4,708,415	90	3,553,315	—	(3,509,002)	8,953	—	54,259

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 3(a)
Cash flows from operating activities
Net loss from continuing operations	(7,674)	(42,625)	(63,816)	(9,252)
Net (loss) income from discontinued operations	(56,307)	44,629	(34,871)	(5,056)
Adjustments to reconcile net (loss) income to net cash provided by/(used in) operating activities:
Depreciation and amortization	4,218	2,408	1,561	226
Amortization of operating lease right-of-use asset	20,574	21,604	24,272	3,519
Lease termination and modification gain	—	—	(5,212)	(756)
Share-based compensation expense	947	883	7,468	1,083
Bad debt provision	3,496	4,790	1,124	163
Impairment loss	6,599	—	4,534	657
Interest expense	(64)	(77)	—	—
Deferred income tax benefit	(5,918)	(3,457)	—	—
Loss on disposal of subsidiaries	—	—	1,124	163
Gain from bargain purchase	(40,273)	—	—	—
Gain from forgiven PPP loan	—	(9,305)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(738)	(10,366)	(2,863)	(415)
Prepaid and other current assets	(3,189)	926	5,437	788
Other non-current assets	(3,886)	7,011	4,978	722
Accounts payable	2,767	9,404	(1,638)	(237)
Accrued and other liabilities	14,329	20,141	5,929	860
Income tax payable	(562)	(978)	—	—
Deferred revenue	(7,070)	545	(5,388)	(781)
Operating lease liabilities	(15,587)	(21,085)	(16,454)	(2,386)
Other non-current liabilities	104	—	—	—
Net cash used in operating activities, continuing operations	(31,927)	(20,181)	(38,944)	(5,646)
Net cash provided by (used in) operating activities, discontinued operations	36,739	4,247	(24,843)	(3,602)
Cash flows from investing activities
Purchase of property and equipment	(253)	—	—	—
Proceeds from sale of property and equipment	—	121	—	—

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 3(a)
(Increase) in restricted cash	(13,051)	—	—	—
Proceeds from sale of intangible assets	—	83	—	—
Purchase of subsidiaries, net of cash acquired	37,622	—	—	—
Net cash provided by investing activities, continuing operations	24,318	204	—	—
Net cash (used in) provided by investing activities, discontinued operations	(122,831)	106,992	(134,430)	(19,491)
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of expenses	35,578	—	—	—
Proceeds from minority shareholder capital injection	—	100	—	—
Proceeds from short-term borrowing	—	—	20,791	3,014
Proceeds from long-term borrowing	9,594	—	—	—
Funding provided to discontinued operations	(4,656)	(631)	—	—
Net cash provided by (used in) financing activities, continuing operations	40,516	(531)	20,791	3,014
Net cash provided by financing activities, discontinued operations	14,656	6,369	14,070	2,040

Effects of exchange rate changes on cash, cash equivalents and restricted cash	574	206	(692)	(100)

Net change in cash, cash equivalents and restricted cash	(37,955)	97,306	(164,048)	(23,785)

Cash, cash equivalents and restricted cash at beginning of year	157,600	119,645	216,951	31,455

Cash, cash equivalents and restricted cash at end of year	119,645	216,951	52,903	7,670
Less: Cash, restricted cash and cash equivalents of discontinued operations	73,568	190,198	—	—
Cash, cash equivalents and restricted cash at end of year from continuing operations	46,077	26,753	52,903	7,670
Supplemental disclosure of cash flow information
Interest paid	—	—	(10)	(1)
Supplemental disclosure of non-cash investing and financing activities:
Derecognition of assets other than cash of disposed subsidiaries/deregistered subsidiaries	—	—	427	62
Derecognition of liabilities of disposed subsidiaries/deregistered subsidiaries, net of recognized amount due to the disposed subsidiaries/deregistered subsidiaries	—	—	594	86
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	75,631	8,560	—	—
Receivable from sale of discontinued operations	—	—	41,787	6,058

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

a.    Background

The accompanying consolidated financial statements include the financial statements of Ambow Education Holding Ltd. (hereafter refer as the “Company”), its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

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

To comply with The Implementing Rules for the Law for Promoting Private Education of the PRC (the “2021 Implementing Rules”), Beijing Ambow Shida Education Technology Co., Ltd. (“Ambow Shida”), one of the consolidated VIEs, planned to sell the Shuyang Galaxy School (“Shuyang K-12”) and the business providing compulsory education services at Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”) and Shenyang Universe High School (“Shenyang K-12”) (collectively, the “K-9 Business”). Ambow Shida has identified a third-party buyer and entered into a definitive sales agreement with such third party buyer. This agreement is currently under registration process. Ambow Shida would act on behalf of the buyer for the K-9 business operation and management under the authorization of the buyer temporarily, till the registration process is completed. According to agreement between the Group and the buyer, the profit and loss generated after August 31, 2021 and before the completion of this transaction belongs to the buyer, thus no gain or loss related to the K-9 business since September 2021 was recorded on the Group’s financial statements.

On November 23, 2022, the Company and its wholly owned subsidiaries, namely Ambow Education Ltd., Ambow Education Management Ltd. and Ambow Education Group Ltd. (collectively, the “Ambow China”) entered into a share purchase agreement (the “Purchase Agreement”) with Clover Wealth Limited (the “Purchaser”), a third party. Pursuant to the Purchase Agreement, the Company have agreed to sell all of the equity interests in the Ambow China to the Purchaser in consideration of the Purchaser paying US$12 million in cash to the Company (the “Sale of Ambow China”). The Sale was completed on December 31, 2022. Upon completion of the Sale of Ambow China, the Company would have sold all of its assets and operations in China. The Sale of Ambow China does not affect the sale of the K-9 Business and the historical financial data related to the K-9 business are included in discontinued operations. Refer to Note 4 – Sale of Ambow China for further information.

b.    Nature of operations

Before the Sale of Ambow China, the Group is a provider of educational and career enhancement services in the People’s Republic of China (“PRC”) and U.S. The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates. The Group also offers intellectualized operational services for schools and corporate clients to optimizing their teaching and operating environment.

After the Sale, the Group is offering a new connective technology through its HybriU platform that has the ability to significantly reduce traditional barriers between online and offline education, languages, regions, academia, and industry. In addition, the Group provides education services and products through the operation of its for-profit colleges.

c.    Major subsidiaries

As of December 31, 2022, the Company’s major subsidiaries include the following entities:

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

d.    VIE arrangements

VIEs of the Company

As of December 31, 2022, there were no VIEs in PRC. Historically, the Group conducted certain operations in PRC through contractual arrangements with certain VIEs, that were incorporated in the PRC. In 2022, the Group sold all of the equity interests in Ambow China, which hold all of the equity interests in its PRC subsidiaries. With the disposition of Ambow China, all VIEs were disposed as of December 31, 2022.

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

Through the contractual agreements, the following companies: Ambow Shida, Ambow Shanghai, Ambow Sihua, Beijing Le’an, Ambow Rongye, Ambow Zhixin, IValley, Beijing JFR, Jinan LYZX and Beijing OOOK are considered to be VIEs in accordance with US GAAP for the following reasons:

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

Financial information of the VIEs and their subsidiaries/schools:

The combined financial information of the Group’s VIEs and, as applicable, subsidiaries/schools of the Group’s VIEs was included in the accompanying consolidated financial statements of the discontinued operations of the Group as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Total assets	624,715	—
Total liabilities	616,717	—

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues	411,805	385,366	—
Net (loss) income	(44,603)	64,544	—

The following table sets forth cash and cash equivalents in RMB held by the Group’s VIEs and non-VIE in PRC of the discontinued operations as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
VIEs in PRC	124,174	—
Non-VIEs in PRC	762	—
Total	124,936	—

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

As of December 31, 2022, there were no VIEs in PRC as the Group sold all of the equity interests in Ambow China, which hold all of the equity interests in its PRC subsidiaries. With the disposition of Ambow China, all VIEs were disposed as of December 31, 2022. Refer to Note 4 – Disposition of Ambow China for further information.

2. LIQUIDITY AND CAPITAL RESOURCES

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2022, the Group’s consolidated net working capital was RMB 27,026. The Group’s consolidated net assets were RMB 54,259 as of December 31, 2022.

The Group’s principal sources of liquidity have been cash provided by operating activities, financing activities and investing activities. The Group had net cash used in operating activities from continuing operations of RMB 38,944, RMB 20,181 and RMB 31,927 for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, the Group had RMB 22,819 in unrestricted cash and cash equivalents. Since the beginning of 2023, the Group has received $2.0 million in proceeds from completed private placement and $2.0 million in consideration from disposal of Ambow China, and the remaining balance of $4.0 million is scheduled to be received in September 2023 according to the purchase agreement. The Group is currently focusing on cost control to enhance operational efficiency by reducing leasing and labor costs.

The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenues and/or manage cost and operating expenses, the Group may not be able to achieve profitability.

The Group believes that available cash and cash equivalents, cash provided by operating activities, together with cash available, should enable the Group to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, obtaining credit facilities, streamlining business units, controlling rental, overhead and other operating expenses and seeking to further dispose non-cash generating units. Management cannot provide any assurance that the Group will raise additional capital if needed.

Risks and Uncertainties

On January 19, 2023, The New England Commission of Higher Education (“NECHE”) has informed Bay State College of its intention to withdraw Bay State College’s accreditation as of August 31, 2023. The determination was based on NECHE’s opinion that the College could not come into compliance with Institutional Resources (Accreditation Standard 7) within three years. The decision has no bearing on the quality of the Bay State College’s educational program or outcomes. On March 20, 2023, the appeal panel of NECHE has affirmed NECHE’s decision to withdrawal. Without NECHE accreditation, Bay State College will not be able to disburse Title IV funding to its students for classes after August 2023, and will not be able to disburse VA funding to its students for classes after Spring semester ends. Title IV is a section of the Higher Education Act of 1965 that provides federal financial aid to students pursuing higher education. Title IV aid includes grants, loans, and work-study programs. VA funding is financial assistance provided by the U.S. Department of Veterans Affairs (VA) to support eligible military veterans and their families with education and training.

3. SIGNIFICANT ACCOUNTING POLICIES

a.    Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.8972, representing the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

b.    Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. On an on-going basis, the Group evaluates its estimates, including those related to the useful lives of long-lived assets including property and equipment, stock-based compensation, fair value of assets and liabilities acquired in business combinations, impairment of intangible assets and other long-lived assets, income taxes and provision for doubtful accounts. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Actual results may differ from these estimates.

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

d.    Comparability and Reclassification Adjustment

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

The Company has reclassified certain comparative balances in the consolidated balance sheet as of December 31, 2021 and certain comparative amounts in the consolidated statements of operations for the years ended December 31, 2021 and 2020 to conform to the current year’s presentation. The assets and liabilities of the discontinued operations have been classified as current asset of discontinued operation and non-current assets of discontinued operation, current liabilities of discontinued operation and non-current liabilities of discontinued operation in the consolidated balance sheet as of December 31, 2021. The results of discontinued operations for the years ended December 31, 2021, and 2020 have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2021 and 2020 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

e.    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when initially purchased.

f.    Restricted cash

Restricted cash includes the deposits required by department of education for contract implementation and the deposits necessary to secure lines of credit from financial institutions.

g.    Accounts receivable, net

Accounts receivable, net mainly represent the amounts due from the students of the Group’s two schools in the US.

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

i.    Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20-40 years
Motor vehicles	5 years
Office and computer equipment	3-10 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

j.    Business combinations

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

Business combinations occurred during the years ended December 31, 2020, 2021 and 2022 are disclosed in Note 19-Acquisition.

k.    Intangible assets

Intangible assets represent brand, software, trade name and accreditation. The software was initially recorded at historic acquisition costs or cost directly incurred to develop the software during the application development stage that can provide future benefits, and amortized on a straight-line basis over estimated useful lives.

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

The Group performed impairment testing of indefinite-lived intangible assets in accordance with ASC 350, as of September 30 every year, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing qualitative assessment. When these events occur, the Group estimates the fair value of these trade names and brand with the Relief from Royalty method (“RFR”), which is one of the income approaches. RFR method is generally applied for assets that frequently licensed in exchange for royalty payments. As the owner of the asset is relieved from paying such royalties to a third party for using the asset, economic benefit is reflected by notional royalty savings. An impairment loss is recognized for any excess in the carrying value over the fair value of trade names and brand.

l.    Segments

The Group evaluates a reporting unit by first identifying its operating segments, and then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meets the definition of a business, the Group evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Group determines if the segments are economically similar and, if so, the operating segments are aggregated. The Group had two reportable segments including K-12 schools and CP& CE Programs in previous years. As of December 31, 2022, the Group had disposed all of its operations in China, including the K-12 schools. Therefore, the Group has one reportable segment, which is CP& CE Programs as of December 31, 2022.

m.    Impairment of long-lived assets

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

n.    Revenue recognition

The Group’s revenue is generated from delivering educational programs.

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

The Group had two reportable segments historically: 1) K-12 schools, 2) CP&CE Programs. As of December 31, 2022, the Group has one reportable segment, which is CP& CE Programs. Bay State College and NewSchool in U.S. under CP&CE Programs offer career-focused post-secondary educational services to undergraduate students in U.S.

For undergraduate students, usually there are no written formal contracts between the Group and the students according to business practice. Records with students’ name, grade, tuition and fee collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities.

For undergraduate students, the Group’s performance obligation is to provide acknowledged academic education within academic years, and post-secondary with Associates and Bachelor’s programs within agreed-upon periods. The transaction price is the tuition fee received and circumstances like other variable consideration, significant financing component, noncash consideration, consideration payable to a customer did not exist. As there is only one performance obligation, the transaction price is allocated to the one performance obligation. The Group satisfies performance obligation to students over time, and recognizes revenue according to school days consumed in each month of a semester.

Contract Balances

Accounts receivable represents revenue recognized for the amounts invoiced and/or prior to invoicing when the Group satisfied its performance obligation and has unconditional right to the payment. Under Topic 606, the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer is recognized as a contract asset. The Group has no contract assets as of December 31,2021 and 2022.

The contract liabilities consist of deferred revenue, which relates to unsatisfied performance obligations at the end of each reporting period and consists of tuition received in advance from students. As of December 31, 2021 and 2022, the Group’s deferred revenue amount to RMB 5,403 and nil, respectively.

o.    Cost of revenues

Cost of revenues for educational programs and services primarily consist of teaching fees and performance-linked bonuses paid to the teachers, rental payments for the schools and learning centers, depreciation and amortization of property, equipment and land use rights used in the provision of educational services, costs of educational materials.

p.    Leases

The Group accounts for its lease under ASC 842 Leases, and identifies lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, the Group recognizes operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term. For finance lease, the Group recognizes finance lease right-of-use assets. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the Group’s incremental borrowing rate over a similar term of the lease payments at lease commencement. Some of the Group’s lease agreements contain renewal options; however, the Group do not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that the Group is reasonably certain of renewing the lease at inception or when a triggering event occurs. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating lease

When none of the criteria of finance lease are met, a lessee shall classify the lease as an operating lease.

Finance lease

The Group classifies a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

a.The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
b.The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;
c.The lease term is for the major part of the remaining economic life of the underlying asset;
d.The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;
e.The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term;

q.    Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses from continuing operations were RMB 6,702 RMB 6,596 and RMB187 for the years ended December 31, 2020, 2021 and 2022, respectively, and have been included as part of selling and marketing expenses.

r.    Foreign currency translation

The Group uses RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, Hong Kong, the British Virgin Islands and United States is the US$; the functional currency of the Company’s subsidiary in Taiwan is the TWD; while the functional currency of the other entities in the Group is the RMB. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ and TWD as their functional currency, has been translated into RMB. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for each quarter. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of changes in equity and comprehensive income (loss).

s.    Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, prepayment and other current assets, accounts payable and short-term borrowings. The carrying values of the financial instruments approximate their fair values due to their short-term maturities.

t.    Net (loss) income per share

Basic earnings per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the vest of restricted shares. Ordinary share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive. Ordinary share equivalents are also excluded from the calculation in loss periods, as their effects would be anti-dilutive.

u.    Income taxes

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

Deferred tax liabilities and assets are classified as noncurrent and presented with a netted off amount in the consolidated balance sheets as of December 31, 2021 and 2022, respectively.

v.    Uncertain tax positions

The Group adopted the guidance on accounting for uncertainty in income taxes under ASC 740, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Group believes that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. The Group adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable.

w.    Comprehensive income

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist of unrealized gain or loss on short term investments and foreign currency translation adjustments.

x.    Share-based compensation

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

y.    Loss contingencies

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

z.    Recently issued accounting standards

Recently issued ASUs by the FASB have no material impact on the Group’s consolidated results of operations or financial position.

4. Sale of Ambow China

On November 23, 2022, the Group entered into a share purchase agreement with Clover Wealth Management (the “Purchaser”). Pursuant to the Purchase Agreement, the Group have agreed to sell all of the equity interests in Ambow Education Ltd., Ambow Education Management Ltd. and Ambow Education Group Ltd. to the Purchaser in consideration of the Purchaser paying US$ 12.0 million in cash to the Company (the “Sale of Ambow China”). The Sale was completed on December 31, 2022. After the Sale of Ambow China, the Company had sold all of its assets and operations in China.

The assets and liabilities of Ambow China are included in the captions “Current assets of discontinued operations”, “Noncurrent assets of discontinued operations”, “Current liabilities of discontinued operations” and “Noncurrent liabilities of discontinued operations”, in the accompanying balance sheets at December 31, 2021 and consist of the following:

As of December 31,
2021
RMB

Assets of Discontinued Operations
Cash and cash equivalents	188,375
Restricted cash	1,823
Short term investments, available for sale	15,764
Short term investments, held to maturity	2,000
Accounts receivable, net	14,631
Amounts due from related parties	3,103
Prepaid and other current assets, net	109,439
Total current assets	335,135
Property and equipment, net	145,513
Land use rights, net	1,685
Intangible assets, net	38,651
Goodwill	25,710
Other non-current assets, net	123,532
Operating lease right-of-use asset	73,672
Finance lease right-of-use asset	5,250
Total non-current assets	414,013
Total assets	749,148

Liabilities of Discontinued Operations
Short-term borrowings	10,000
Deferred revenue	154,465
Accounts payable	12,440
Accrued and other liabilities	210,661
Income taxes payable, current	113,647
Amounts due to related parties	3,793
Operating lease liability, current	21,339
Total current liabilities	526,345
Deferred tax liabilities	4,538
Other non-current liabilities	96
Income taxes payable, non-current	21,475
Operating lease liability, non-current	74,883
Total non-current liabilities	100,992
Total liabilities	627,337

The following are revenues and income (loss) from discontinued operations:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues	411,805	383,343	282,796
Cost of revenues	(281,970)	(238,420)	(193,852)
Gross profit	129,835	144,923	88,944
Selling and marketing	(33,619)	(35,500)	(17,405)
General and administrative	(133,729)	(122,558)	(99,190)
Research and development	(5,703)	(14,487)	(10,702)
Impairment loss	(30,100)	(10,525)	—
Total operating expenses	(203,151)	(183,070)	(127,297)
Total other income (expense), net	21,715	26,888	12,219
Loss from discontinued operations, before income tax	(51,601)	(11,259)	(26,134)
Income tax (expense)/benefit	(4,706)	55,888	(50,531)
(Loss) Income from discontinued operations, net of income tax	(56,307)	44,629	(76,665)
Income on sale of discontinued operations, net of income tax	—	—	41,794
(Loss) Income from and on sale of discontinued operation, net of income tax	(56,307)	44,629	(34,871)

The significant accounting policy of discontinued operation, except those disclosed in Note 3 are summarized as below.

a.    Short term investments

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

Investments classified as available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are reported net of tax in accumulated other comprehensive income until realized. Fair value is estimated based on quoted prices of similar financial products provided by the banks at the end of each period, which is classified in Level 2 of the valuation hierarchy in the fair value measurement.

The Group reviews its investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment. OTTI is recognized as a loss in the statement of operations. There is no OTTI recognized during the years ended December 31, 2022, 2021 and 2020.

b.    Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination or an acquisition by an entity that are not individually identified and separately recognized. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The Group performed impairment analysis on goodwill as of September 30 every year either beginning with a qualitative assessment, or starting with the quantitative assessment instead. The quantitative goodwill impairment test compares the fair values of each reporting unit to it carrying amount, including goodwill. A reporting unit constitutes a business for which discrete profit and loss financial information is available. The fair value of each reporting unit is established using a combination of expected present value of future cash flows. If the fair value of each reporting unit exceeds it carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

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

Future changes in the judgments and estimates underlying the Group’s analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units and could result in additional impairment of goodwill. The Group recorded nil, nil and RMB 30.1 million as impairment of goodwill in the years ended December 31, 2022, 2021 and 2020 from discontinued operations, respectively.

c.    Revenue recognition

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

The Group had two reportable segments historically: 1) K-12 schools, 2) CP&CE Programs. As of December 31, 2022, the Group has one reportable segment, which is CP& CE Programs. K-12 schools mainly provide full curriculums educational services to senior high school students in China. CP&CE Programs offer tutoring services to pre-school children and senior high school students, provide vocational education services to undergraduate students in partner colleges, provide boarding and accommodation services to partner colleges or corporate customers, provide short term outward bound and in-house training services to corporate clients, and provide intellectualized operational services to corporate clients, colleges and universities.

For individual customers including pre-school children and senior high school students, usually there are no written formal contracts between the Group and the students according to business practice. Records with students’ name, grade, tuition and fee collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities. For college and corporate customers, there are written formal contracts which recorded service fee, service period, each party’s rights and obligations and payment terms.

For individual customers including pre-school children and senior high school students, the Group’s performance obligations are to provide acknowledged academic education including kindergarten, grade from ten to twelve to school-aged students within academic years, extracurricular tutoring services. For college and corporate customers, the Group’s performance obligations are to provide customized vocational educational services to college students within academic years; or to provide boarding and accommodation services to customers for agreed-upon periods; or to provide short term outward bound and in-house training services to corporate clients within agreed-upon periods; or to provide intellectualized operational services and warranty of agreed period of time.

For individual customers including pre-school children and senior high school students, transaction price of each customer is the tuition and fee received normally up front. For college and corporate customers, transaction price of each customer is the service fee defined in the contract, net of value added tax, and would be received either up front or within payment terms depending on each contract. Circumstances like other variable consideration, significant financing component, noncash consideration, consideration payable to a customer did not exist.

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

For individual customers including pre-school children and senior high school students, the Group satisfies performance obligations to students over time, and recognizes revenue according to tutoring hours or school days consumed in each month of a semester. For vocational education services, outbound and in-house training services, and boarding and accommodation services to college and corporate customers, the Group satisfies performance obligations to customers over time, and recognizes revenue according to the number of months within the academic year, or training days consumed in each month, or boarding service days within each month. For intellectualized operational service to corporate clients, the Group satisfies performance obligations to customers over time, use the cost-based input method to depict its performance in transferring control of services promised to the clients. Such input measure is determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion. For performance obligation of warranty, the change of control would be transferred to the customer over time. Accordingly, the Group recognizes revenue using a straight-line method within the whole warranty period.

Contract Balances

Accounts receivable represents revenue recognized for the amounts invoiced and/or prior to invoicing when the Group satisfied its performance obligation and has unconditional right to the payment. Under Topic 606, the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer is recognized as a contract asset. The Group has no contract assets as of December 31,2021 and 2022.

The contract liabilities consist of deferred revenue, which relates to unsatisfied performance obligations at the end of each reporting period and consists of tuition received in advance from customers. As of December 31, 2021, the Group’s deferred revenue amount to RMB 154,465.

d.    Cost of revenues

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

e.    Research and development

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

f.    Foreign currency risk

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

5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Years ended December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	26,753	22,819
Restricted cash (Note i)	—	30,084
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	26,753	52,903

(Note i) Restricted cash required by department of education and the deposits necessary to secure lines of credit from financial institutions.

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB

Accounts receivable	18,888	21,382
Less: Allowance for doubtful accounts	(6,927)	(7,703)
Accounts receivable, net	11,961	13,679

Allowance for doubtful accounts:

	As of December 31,
	2021	2022
	RMB	RMB

Balance at beginning of year	(3,804)	(6,927)
Addition	(4,790)	(1,124)
Written off	1,667	348
Balance at end of year	(6,927)	(7,703)

7. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Receivables for disposal of Ambow China (Note i)	—	41,788
Prepayments to suppliers	718	720
Loans to third parties	3,188	38
Others (Note ii)	2,355	14
Total before allowance for doubtful accounts	6,261	42,560
Less: allowance for doubtful accounts	—	—
Total	6,261	42,560

(Note i) Representing consideration receivable from disposal of Ambow China after US$6.0 million has been received as of December 31, 2022, an additional US$ 2.0 million was received in March 2023, with the remaining balance of US$ 4.0 million will be received in September 2023 according to the schedule in the purchase agreement.

(Note ii) Others mainly included prepaid education supplies, prepaid outsourcing service fee, and other miscellaneous items.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Motor vehicles	11	12
Office and computer equipment	5,227	5,715
Leasehold improvements	199	217
Sub-total	5,437	5,944
Less: accumulated depreciation	(2,783)	(4,038)
Total	2,654	1,906

For the years ended December 31, 2020, 2021 and 2022, depreciation expenses from continuing operations were RMB 2,466, RMB 1,472 and RMB 1,423, respectively, which were recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses.

The Group performed impairment test on the property and equipment, and there is no impairment loss from continuing operations for the years ended December 31, 2020, 2021 and 2022, respectively.

9. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Gross carrying amount
Trade names	3,190	3,190
Brand	4,534	—
Student populations	1,438	1,438
Software	1,968	1,936
Accreditation	188	696
	11,318	7,260
Less: accumulated amortization
Trade names	—	—
Brand	—	—
Student populations	(1,438)	(1,438)
Software	(1,968)	(1,936)
Accreditation	(122)	(183)
	(3,528)	(3,557)
Intangible assets, net
Trade names	3,190	3,190
Brand	4,534	—
Student populations	—	—
Software	—	—
Accreditation	66	513
	7,790	3,703

For the years ended December 31, 2020, 2021 and 2022, the Group performed impairment test on the trade name and brand and recognized impairment loss from continuing operations of RMB 1,386, RMB nil and RMB 4,534 on brand, respectively.

Amortization expenses for intangible assets from continuing operations amounted to RMB 1,413, RMB 786 and RMB 36 for the years ended December 31, 2020, 2021 and 2022, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the future annual periods are as follows:

Amount
RMB
2023	80
2024	80
2025	80
2026	80
2027	80
Thereafter	113
Total	513

10. OTHER NON-CURRENT ASSETS, NET

Other non-current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB

Long-term restricted cash (Note i)	16,600	11,938
Long-term lease deposits	1,797	1,348
Others	435	301
Total	18,832	13,587

(Note i) It includes cash in collateral bank accounts for the issuance of letters of credit in U.S.

11. SHORT-TERM BORROWING

The following table sets forth the loan agreement of short-term borrowing from bank:

				Original
			Amount	Amount	Annual	Repayment
Date	Borrower	Lender	(RMB)	(US$)	Interest Rate	Due Date
October 11, 2022	Ambow Education Inc.	Cathy BANK	10,447	1,500	4.46%	October 11, 2023
November 14, 2022	Ambow Education Inc.	EAST WEST BANK	10,447	1,500	2.50%	November 14, 2023

In October and November 2022, the Group pledged its restricted cash amount of US$ 3,000 to obtain a line of credit in US$ 3,000 from Cathy Bank and EAST WEST BANK, respectively. Refer to the Note 5-Cash, Cash Equivalents and Restricted Cash.

On October 11, 2022, the Group received loan from Cathy Bank in the amount of US$ 1,500 with maturity date on October 11, 2023 and bearing interest at 4.46% per annum. On November 14, 2022, the Group received loan from EAST WEST BANK in the amount of US$ 1,500 with maturity date on November 14, 2023 and bearing interest at 2.50% per annum. The pledge shall be terminated once all borrowings were repaid and pledge cancellation registration procedures were completed.

12. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB

Accrued payroll and welfare	4,373	5,976
Payable for purchase of services	1,210	2,696
Receipt in advance	58	68
Amounts due to students (Note i)	5,494	10,973
Loan from a third party (Note ii)	5,738	4,875
Others	865	1,185
Total	17,738	25,773

(Note i) The balance represented refund to students and HEERF Grant to student received on behalf of students.

(Note ii) Sundry Management, LLC offered an interest-free loan with a one-year term, which was repaid in full on January 27, 2023.

13. ORDINARY SHARES

The addition of ordinary shares during the years ended December 31, 2021 and 2022 came from the vest of restricted shares and the grant of restricted shares to consultant and senior management. Refer to Note 14-Share Based Compensation - Restricted Stock Award for further information on the vest of restricted shares. On October 5, 2020, the Company completed the issuance of 1,507,538 ADSs (representing 3,015,076 Class A Ordinary Shares), at a purchase price of $3.98 per ADS, in a registered direct offering. The net proceeds from the offering, after deducting the placement agent fees and other offering expenses, was approximately RMB 35,515 (US$ 5,210).

14. SHARE BASED COMPENSATION

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

Share options

Management of the Group is responsible for determining the fair value of options granted and have considered a number of factors when making this determination, including valuations. The Group has not granted options during the years of 2020, 2021 and 2022. As of December 31, 2021 and 2022, all share options were vested and previously expensed.

Restricted stock awards

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Group. Twenty-five percent of the awards vested on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant’s continuing service of the Group through each vesting date. In 2020, 2021 and 2022, 50,001, 50,000 and 45,833 shares of restricted stock were vested respectively.

On May 27, 2022, the Board of Directors approved to grant 200,000 fully vested Class A ordinary shares of the restricted stock to a consultant as consideration for its service rendered.

On June 30, 2022, the Board of Directors approved to grant 5,200,000 fully vested Class A ordinary shares of the restricted stock to senior employees of the Group for their services rendered in the past years.

A summary of the restricted stock awards as of December 31, 2021 and 2022 is as follows:

	Year ended December 31, 2021
			Weighted Average
		Grant-date fair	Remaining
	Shares	value	Contractual Term
		RMB
Unvested at beginning of year	121,408	18.10	1.57
Granted	—	—	—
Vested	(50,000)	17.21	—
Forfeited or expired	—	—	—
Unvested at end of year	71,408	18.03	0.62
Shares vested but not issued at end of year	19,935	19.94	—

	Year ended December 31, 2022
			Weighted Average
		Grant-date fair	Remaining
	Shares	value	Contractual Term
		RMB
Unvested at beginning of year	71,408	18.03	0.62
Granted	5,400,000	—	—
Vested	5,445,832	0.16	—
Forfeited or expired	—	—	—
Unvested at end of year	25,576	21.58	—
Shares vested but not issued at end of year	19,935	21.58	—

The Group recorded share-based compensation expenses from continuing operations of RMB 947, RMB 883 and RMB 7,468 in general and administrative expense for the restricted stock awards for the years ended December 31, 2020, 2021 and 2022, respectively, and the unrecognized share-based compensation expenses was RMB nil as of December 31, 2022.

15. TAXATION

a.	Income taxes

Cayman Islands

Under the current laws of Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

US

Significant components of the provision for income taxes on earnings for the years ended December 31, 2020, 2021 and 2022 from continuing operations are as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current:	2,274	237	—
Deferred:	(5,918)	(3,457)	—
Income tax benefits	(3,644)	(3,220)	—

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax asset:
Accrued expense	520	749
Allowance for doubtful accounts	2,036	2,128
Depreciation	409	584
Lease Liability	42,389	15,367
Tax loss carried forward	25,560	41,233
Total deferred tax assets	70,914	60,061
Valuation allowance	(28,547)	(45,375)
Deferred tax assets, net of valuation allowance	42,367	14,686

Deferred tax liabilities:
- Unrealized gain on acquisition/disposal	1,282	1,351
- Right-of-use assets	41,085	13,335
Total deferred tax liabilities	42,367	14,686
Deferred tax assets, net of valuation allowance and deferred tax liabilities	—	—

The following represents the amounts and expiration dates of operating loss carried forwards for tax purpose:

Amount
RMB
2023	—
2024	—
2025	—
2026	—
2027 and thereafter	302,095
Total	302,095

For entities incorporated in U.S., federal net loss generated before 2018 of RMB 843 can be carried forward for 20 years and will begin to expire in 2037. Federal net loss generated in 2018 and onward of RMB 148,853 can be carried forward indefinitely. State net loss of RMB 152,399 can be carried forward for 20 years and will begin to expire in 2037.

The Company is subject to income tax in the U.S. federal jurisdiction. The Company has not been audited by the U.S. Internal Revenue Service in connection with income taxes. The Company’s tax years beginning with the year ended December 31, 2016, through December 31, 2021, generally remain open to examination by the Internal Revenue Service until its net operating loss carry-forwards are utilized and the applicable statutes of limitation have expired. The Group had no unrecognized tax benefits as of December 31, 2022 and 2021, respectively.

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2021	2022
	RMB	RMB
Balance at beginning of the year	18,299	28,547
Allowance made during the year	10,248	16,828
Reversals	—	—
NOL expire	—	—
Balance at end of the year	28,547	45,375

Reconciliation between total income tax expense and the amount computed by applying the US statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2020	2021	2022
	%	%	%
Weighted average statutory income tax rate	(21)%	(21)%	(21)%
States taxes, net of federal benefit	(9)%	(2)%	(5)%
Tax effect of non-deductible expenses	10%	(7)%	(4)%
Tax effect of tax-exempt entities	(60)%	—%	4%
Changes in valuation allowance	48%	23%	26%
Effective tax rate	(32)%	(7)%	—%

Income /(loss) before income taxes from continuing operations is attributable to the following geographic locations for the years ended December 31:

	Year ended December 31,
	2020	2021	2022
United States	(43,746)	(42,930)	(50,387)
Foreign	32,428	(2,915)	(13,429)
Total loss before income taxes	(11,318)	(45,845)	(63,816)

16. NET LOSS/INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Numerator:
Numerator for basic and diluted loss per share from continuing operations	(7,674)	(42,625)	(63,816)
Numerator for basic and diluted (loss) income per share from discontinued operations	(55,037)	45,627	(33,252)
Denominator:
Denominator for basic (loss) income per share weighted average ordinary shares outstanding	44,372,326	46,654,853	49,458,266
Denominator for diluted (loss) income per share weighted average ordinary shares outstanding	44,372,326	46,654,853	49,458,266

Basic and Diluted loss per share from continuing operations	(0.17)	(0.91)	(1.29)
Basic and Diluted (loss) income per share from discontinued operations	(1.24)	0.98	(0.67)

Basic (loss) income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted income (loss) per share is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the year. Nil share was included in the calculation of diluted income per share for the year of 2020, 2021 and 2022.

17. LEASES

The Group has operating leases for classrooms, dormitories, and corporate offices.

The components of lease expense from continuing operations were as follows:

	Years ended December 31,
	2021	2022
	RMB	RMB
Operating lease expense	29,222	30,048

Supplemental cash flow information related to leases from continuing operations was as follows:

	Years ended December 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	21,085	16,454

Supplemental balance sheet information related to leases was as follows:

	Years ended December 31,
	2021	2022
Weighted-average Remaining Lease Term
Operating leases	4.16 Years	3.16 Years
Weighted-average Discount Rate	—	—
Operating leases	4.25%	4.25%

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2022.

The Group performed impairment test on the operating lease right-of-use assets and recognized impairment loss from continuing operations in RMB nil for the year ended December 31, 2020, 2021 and 2022.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of December 31, 2022.

As of December 31, 2022, maturities of lease liabilities were as follows:

Amount
RMB

2023	21,356
2024	17,505
2025	16,601
2026	3,022
2027	—
Thereafter	—
Total lease payments	58,484
Less: interest	(3,569)
Total	54,915
Less: current portion	(15,299)
Non-current portion	39,616

As of December 31, 2022, the Group had no material operating or finance leases that had not yet commenced.

18. CONTINGENCIES

As of December 31, 2022, there are no claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material change on the Group’s financial position results of operations or cash flow.

From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on the Group’s results of operations.

19. ACQUISITION

Acquisition completed in 2020:

(1)NewSchool

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

20. DISPOSAL OF SUBSIDIARIES

In the year ended December 31, 2022, the Company sold 100% of its equity interest in several subsidiaries with minimal business operations to third parties. The disposals were not a strategic shift of the business and would not have a major impact on Group’s business, therefore the disposals did not qualify as discontinued operations. The Company recognized loss from the disposal of those subsidiaries in a collective amount of RMB 1,124 in the year ended December 31, 2022.

21. FAIR VALUE MEASUREMENTS

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

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates. The following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that are measured and reported at fair value on a recurring basis

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of intangible assets for to the impairment test in 2021 and 2022, which utilize significant unobservable internally-developed inputs:

		Valuation		Range of discount
	Fair value	techniques	Unobservable inputs	rates
Intangible assets in 2021	10,418	Relief-from-royalty method	Royalty rate	1%‑6%
			Discount rate	13.8%‑16%
			Terminal growth rate	3%
Intangible assets in 2022	7,312	Relief-from-royalty method	Royalty rate	1%‑6%
			Discount rate	13%‑15%
			Terminal growth rate	3%

22. CONCENTRATIONS

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivable and other non-current assets. The Group places its cash and cash equivalents and term deposits with financial institutions with high-credit ratings in the U.S. and PRC. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts.

The Group evaluates its concentrations of the continuing operations are as follows:

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2020, 2021 and 2022.

No single supplier represented 10% or more of the Group’s total costs of sales for the years ended December 31, 2020, 2021 and 2022.

No single debtor accounted for 10% or more of the Group’s consolidated accounts receivable and other non-current assets as of December 31, 2021 and 2022.

The debtors who accounted for 10% or more of the Group’s consolidated prepaid and other current assets as follows:

	As of December 31,
	2021		2022
Debtors	RMB	%	RMB	%
Prepaid and other current assets
Purchaser	—	—%	41,788	98%

23. SUBSEQUENT EVENTS

The Group has evaluated subsequent events to the balance sheet date of December 31, 2022 through April 27, 2023, the date of issuance of the consolidated financial statements, there were no other subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial statements except for the below.

On February 28, 2023, the Company consummated a private placement of ordinary shares and accompanying warrants to an institutional investor, and issued 5,000,000 ordinary shares of the Company and accompanying warrant to purchase up to 2,000,000 ordinary shares of the Company, generating total proceeds of US$ 2.0 million. The warrant is exercisable upon issuance and has a three-year term from the exercise date. The exercise price of the warrant is US$ 0.80 per share. As of the date of this report, the warrant has not been issued.

On January 19, 2023, The New England Commission of Higher Education (“NECHE”) has informed Bay State College of its intention to withdraw Bay State College’s accreditation as of August 31, 2023. The determination was based on NECHE’s opinion that the College could not come into compliance with Institutional Resources (Accreditation Standard 7) within three years. The decision has no bearing on the quality of the Bay State College’s educational program or outcomes. On March 20, 2023, the appeal panel of NECHE has affirmed NECHE’s decision to withdraw. Without NECHE accreditation, Bay State College will not be able to disburse Title IV funding to its students for classes after August 2023, and will not be able to disburse VA funding to its students for classes after Spring semester ends.

The Company’s plan is to keep its nursing teaching staff and teaching equipment, and to partner with hospitals in creating training institutions that provide pre-service education for nursing staff.