Form 20-F
period 2023-12-31
Ambow Education Holding Ltd.
filed 2024-04-25
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

19925 Stevens Creek Blvd, Cupertino, CA 95014 United States of America
(Address of principal executive offices)

Dr. Jin Huang, President and Chief Executive Officer 19925 Stevens Creek Blvd, Cupertino, CA 95014 United States of America Telephone: +1 (628) 888-4587 E-mail: Linlin.Duan@ambow.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing twenty Class A Ordinary Shares, par value $0.003 per share) **	AMBO	NYSE American LLC
Class A Ordinary Shares, par value $0.003 per share*		NYSE American LLC

*Not for trading, but only in connection with the listing on the NYSE American

**Effective on February 20, 2024, the ratio of ADSs to our Class A Ordinary Shares was changed from one ADS representing two Class A Ordinary Shares to one ADS representing twenty Class A Ordinary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by this report.

52,419,109 Class A Ordinary Shares and 4,708,415 Class C Ordinary Shares, par value $0.003 per share, as of December 31, 2023

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

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.                                      ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive - based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☒ No

CONVENTIONS THAT APPLY IN THIS ANNUAL REPORT ON FORM 20-F

Except where the context requires otherwise and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares. Prior to February 20, 2024, each of which represents two Class A Ordinary Shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs.
●	“Ambow” refers to Ambow Education Holding Ltd., a Cayman Island company; “we,” “us,” “our Company,” “the Company,” “the Group,” “our” or similar terms refer to Ambow Education Holding Ltd., its consolidated subsidiaries unless the context otherwise indicate.
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Hong Kong, Macau and Taiwan.
●	“IPO” refers to the initial public offering of our ADSs.
●	“RMB” or “Renminbi” refers to the legal currency of China.
●	“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.
●	“$,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

●	Anticipated trends and challenges in our business and the markets in which we operate;
●	Our ability to anticipate market needs or develop new or enhanced services and products to meet those needs;
●	Our ability to compete in our industry and innovation by our competitors;
●	Our ability to protect our confidential information and intellectual property rights;
●	Risks associated with opening new learning centers and other strategic plans;
●	Our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;
●	The impact on our business and results of operations arising from the defects in our real properties;
●	Our ability to create and maintain our positive brand awareness and brand loyalty;
●	Our ability to manage growth;
●	Risks associated with school closures.

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

Summary of Risks

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

●	If we are not able to continue to attract students to enroll in our programs, our net revenues may decline, and we may not be able to maintain profitability.
●	If our expansions into new businesses are not successful, our results of operation and growth prospects may be materially and adversely affected.
●	We face significant competition in each major program we offer and each geographic market in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.
●	NYSE may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
●	We may not be able to successfully integrate businesses that we acquire, which may cause us to lose anticipated benefits from such acquisitions and to incur significant additional expenses.
●	We face risks related to natural disasters or other extraordinary events and public health epidemics, such as the global coronavirus outbreak experienced, in the locations in which we, our students, faculty, and employees live, work, which could have a material adverse effect on our business and results of operations.
●	If we are not able to continually enhance our online programs, services and products and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.

●	Our ADSs or Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs or Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022 under the Consolidated Appropriations Act 2023, amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.
●	The actual or perceived failure by us, our customers, partners or vendors to comply with stringent and evolving laws and regulations, industry standards, policies, and contractual obligations relating to privacy, data protection, information security, and other matters could harm our reputation and business and subject us to significant fines and liability.
●	Our information security measures, and those of third parties upon which we rely, may be compromised in the future. If our information security measures are compromised in the future or if our information technology fails, this could harm our reputation, expose us to significant fines and liability, impair our sales, and harm our business. In addition, our products and services may be perceived as not being secure. This perception may result in customers and users curtailing or ceasing their use of our products, our incurring significant liabilities, and our business being harmed.
●	If we fail to comply with the extensive U.S. regulatory requirements related to operating a U.S. higher education institution, we could face significant monetary liabilities, fines and penalties, including loss of access to federal student loans and grants for our students.
●	Our failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs.
●	The ongoing regulatory effort aimed at for-profit post-secondary institutions of higher education could lead to additional legislation or other governmental action that may negatively affect the industry.
●	Insiders have substantial control over us, which could adversely affect the market price of our ADSs.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

If we are not able to continue to attract students to enroll in our programs, our net revenues may decline, and we may not be able to maintain profitability.

The success of our business largely depends on the number of students who are enrolled in our programs and the amount of fees that our students are willing to pay for our courses. Therefore, our ability to continue to attract students to enroll in our programs without significantly decreasing course fees is critical to the continued success and growth of our business. This will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expanding our geographic reach, managing our growth while maintaining the consistency of our teaching quality, effectively marketing our programs to a broader base of prospective students, developing and licensing additional high-quality educational content and responding to competitive pressures. It also depends on macroeconomic factors like unemployment and the resulting lower confidence in job prospects and many of the regulatory risks discussed below. Our enrollment in future years will be affected by legislative uncertainty, regulatory activity and macroeconomic conditions. It is likely that legislative, regulatory and economic uncertainties will continue for the foreseeable future, and thus it is difficult to assess our long-term growth prospects. If we are unable to continue to attract students to enroll in our programs without significantly decreasing course fees, our net revenues may decline and we may not be able to achieve profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

If we are not able to continue to attract and retain qualified education professionals, we may not be able to maintain consistent teaching quality throughout our school, and our brand, business and results of operations may be materially and adversely affected.

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

If our expansions into new businesses are not successful, our results of operation and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new businesses from time to time to generate additional revenue streams and through our development of new business lines or strategic investments in or acquisitions of other businesses. Expansions into new businesses may present operating, marketing and compliance challenges that differ from those that we currently encounter.

We have invested resources in the research and development of artificial intelligence (“AI”) technology and have made progress in the commercialization of our AI-driven offering, HybriU. We plan to continue to invest capital and other resources into our AI-driven business operations. However, AI technology is rapidly evolving with significant uncertainties, and we cannot make assurances that our investment and exploration in AI technology and AI-driven products and services will be successful. In addition, our AI-driven business requires very different products and services, sales and marketing channels and internal operational systems and processes. These requirements could disrupt our current operations and harm our financial condition and operating results, especially during the initial stage of investment, development and scaling of our new AI-driven offerings.

It is uncertain whether our strategies will attract users and customers or generate the revenue required to succeed. If we fail to generate sufficient usage of our new products and services, we may not grow revenue in line with the significant resources we invest in these new businesses. This may negatively impact gross margins and operating income.

Potential issues in the adoption and use of artificial intelligence in our product offerings may result in reputational harm or liability.

We are building AI into our product offerings and we expect this element of our business to be a driver for our future growth. We envision a future in which AI operates in our services and applications, such as HybriU. As with many disruptive innovations, AI presents risks and challenges that could affect its adoption, and, therefore, our business. Our products and services based on AI may not be adopted by our users or customers. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others could impair the acceptance of our AI solutions.

Our business depends on the strength of our brands in the marketplace. We may not be able to retain existing students or attract new students if we cannot continue to use, protect and enhance our brands successfully in the marketplace.

Our operational and financial performance and the successful growth of our business are highly dependent on market awareness of our “Ambow” brand and the regional brands that we have acquired. We believe that maintaining and enhancing the “Ambow” brand is critical to maintaining and enhancing our competitive advantage and growing our business. In order to retain existing students and attract new students, we plan to continue to make expenditures to create and maintain our positive brand awareness and create brand loyalty. The diverse set of services and products that we offer to college students places significant demands on us to maintain the consistency and quality of our services and products to ensure that our brands do not suffer from any actual or perceived decrease in the quality of our services and products. As we grow in size, expand our services and products and extend our geographical reach, maintaining the quality and consistency of our services and products may be more difficult. Any negative publicity about our services, products, or schools, regardless of its veracity, could harm our brand image and have a material adverse effect on our business and results of operations.

We face significant competition in each major program we offer and each geographic market in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

Competition could result in loss of market share and revenues, lower profit margins and limit our future growth.

We face competition from many different companies that focus on one area of our business and are able to devote all of their resources to that business line. These companies may be able to more quickly adapt than we can to changing technology, student preferences and market conditions in these markets. Therefore, these companies may have a competitive advantage over us with respect to these business areas.

Post-secondary education in the United States is highly competitive. Our U.S. colleges, Bay State College Inc. (“Bay State College”), which closed at the end of August 2023, and NewSchool of Architecture & Design, LLC (“NewSchool”), compete with traditional public and private two-year and four-year colleges, other for-profit schools, and alternatives to higher education. Some of our competitors in both the public and private sectors have substantially greater financial and other resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products, and respond more quickly than we can to changes in student needs, testing materials, admissions standards, market needs or new technologies. Some of our competitors, both public and private, may offer programs similar to ours at a lower tuition level as a result of government subsidies, government and foundation grants, tax-deductible contributions, and other financial sources not available to proprietary institutions, or by providing fewer student services or larger class sizes. While we believe that our U.S. colleges provide valuable education to their students, we may not always accurately predict the drivers of a student’s or potential students’ decisions to choose among the range of educational and other options available to them. Our student enrollment may decrease due to intense competition, and we may be required to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our net revenues and profitability may decrease. We cannot make assurances that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be materially adversely affected.

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

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. Our net revenues from continuing operations decreased from $17.8 million in 2021 to $14.8 million in 2022, and further decreased to $9.2 million in 2023. Comparing our results of operations on a period-to-period basis may not be meaningful, and past results should not be relied on as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

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

We face risks related to natural disasters or other extraordinary events and public health epidemics, such as the global coronavirus outbreak experienced, in the locations in which we, our students, faculty and employees live and work, which could have a material adverse effect on our business and results of operations.

Our business could be severely disrupted and materially adversely affected by natural disasters, inclement weather, or the outbreak of health epidemics in the locations in which we, our students, faculty and employees live, work and attend classes. Any future natural disasters or health epidemics could also severely disrupt our business operations and have a material adverse effect on our business and results of operations.

Our business depends on the continuing efforts of our senior management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team and, in particular, upon retaining the services of our founder, Chairman, Chief Executive Officer and acting Chief Financial Officer, Dr. Jin Huang. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be disrupted, and our financial condition and results of operations may be materially and adversely affected. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students, key professionals and staff members. Competition for experienced management personnel in the private education sector is intense. The pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel or attract and retain high-quality senior executives or key personnel in the future, which could have a material adverse effect on our business and results of operations.

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

Our success depends, in part, on our ability to continually update and expand the content, curriculum and test preparation materials of our academic programs, develop new programs and teaching methods in a cost-effective manner, and meet students’ needs in a timely manner. Any inability to track and respond to industry changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

If we are unable to obtain new loans, at all or on terms that are acceptable to us, our growth will be impacted.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in service days and student enrollment. Historically, the number of days in which our students attend our courses is lower in the third quarter due to school closures for summer break. Because our colleges recognize revenues based on the number of service days in each quarter, we expect our third-quarter revenues to be lower than the first, second and fourth quarters. Our costs and expenses, however, do not necessarily correspond with changes in our student enrollment, service days or net revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. We expect quarterly fluctuations in our revenues and results of operations to continue. As the revenues grow in our colleges, these seasonal fluctuations may become more pronounced.

We may not be able to adequately protect our intellectual property, which could adversely impact our competitiveness.

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

Any network interruption or inadequacy that causes interruptions in the availability of our websites or deterioration in the quality of access to our websites could reduce customer satisfaction and result in a reduction in the number of students using our services. If sustained or repeated, these performance issues could reduce the attractiveness of our online and offline programs. In addition, we may be subject to a security breach caused by a computer hacker, which could involve attempts to gain unauthorized access to our systems or personal information stored in our systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. A user who circumvents our security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

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

The actual or perceived failure by us, our customers, partners or vendors to comply with stringent and evolving laws and regulations, industry standards, policies, and contractual obligations relating to privacy, data protection, information security, and other matters could harm our reputation and business and subject us to significant fines and liability.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share confidential, proprietary, and sensitive information, including personal data, customer and user content, business data, trade secrets, intellectual property, third-party data, business plans, transactions, financial information. Our data processing activities subject us to numerous privacy, data protection and information security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, and contractual requirements.

Laws in the United States

In the United States, federal, state, and local governments have enacted numerous privacy, data protection and information security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (“CPRA”) (collectively, “CCPA”) applies to the personal information of consumers, business representatives and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights, such as those noted below. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels and we expect more states to pass similar laws in the future. These developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely. Under various laws and other obligations related to privacy, data protection, and information security, we may be required to obtain certain consents to process personal information. For example, some of our data processing practices may be challenged under wiretapping laws if we obtain consumer information from third parties through various methods. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

Artificial Intelligence

Our development and use of AI technology is subject to privacy, data protection, IP and information security laws, industry standards, external and internal privacy and security policies, and contractual requirements, as well as increasing regulation and scrutiny. Several jurisdictions around the globe, including the EU, the UK and certain U.S. states, have proposed, enacted, or are considering laws governing the development and use of AI. In the EU, regulators have reached a political agreement on the text of the Artificial Intelligence Act, which, when adopted and in force, will have a direct effect across all EU jurisdictions and could impose onerous obligations related to the use of AI-related systems. Obligations on AI may make it harder for us to conduct our business using, or build products incorporating, AI, require us to change our business practices, require us to retrain our algorithms, or prevent or limit our use of AI. Additionally, certain privacy laws extend rights to consumers such as the right to delete certain personal information and regulate automated decision-making, which may be incompatible with our use of AI. If we do not develop or incorporate AI in a manner consistent with these factors and consistent with customer expectations, it may result in an adverse impact on our reputation, our business may be less efficient, or we may be at a competitive disadvantage. Similarly, if customers and users do not widely adopt our new product AI experiences, features and capabilities, or they do not perform as expected, we may not be able to realize a return on our investment.

Industry Standards

In addition to privacy, data protection and information security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We may also have privacy, data protection and information security obligations arising from the practices in our industry or of companies similar to ours. We are also bound by other contractual obligations related to privacy, data protection and information security, and our efforts to comply with such obligations may not be successful. If we fall below such industry standards or cannot comply with such contractual obligations, our reputation and business may be harmed. We also publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding privacy, data protection and information security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

Our information security measures, and those of third parties upon which we rely, may be compromised in the future. If our information security measures are compromised in the future or if our information technology fails, this could harm our reputation, expose us to significant fines and liability, impair our sales, and harm our business. In addition, our products and services may be perceived as not being secure. This perception may result in customers and users curtailing or ceasing their use of our products, our incurring significant liabilities, and our business being harmed.

In the ordinary course of our business, we and the third parties upon which we rely collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share confidential, proprietary and sensitive data, including data of ours, our customers and our users, the data which includes personal information, customer and user content, health-related data, intellectual property, trade secrets, business plans, and financial information. We and the third parties upon which we rely face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents. Security incidents may occur in the future, resulting in unauthorized access to, loss or unauthorized disclosure of, or inadvertent disclosure of confidential, proprietary, and sensitive information.

Cyberattacks, other malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our proprietary, confidential, and sensitive data and information technology systems, and those of the third parties upon which we rely. Threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel such as through theft or misuse, sophisticated nation-state and nation-state supported actors, and advanced persistent threat intrusions. Some actors now engage in and are expected to continue to engage in cyberattacks, including, without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, which could materially disrupt our systems and operations, supply chain, and ability to provide our services. We may be subject to a variety of evolving threats, including but not limited to social-engineering attacks including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks, malicious code such as viruses and worms, malware including as a result of advanced persistent threat intrusions, denial-of-service attacks, credential stuffing, personnel misconduct or error, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, attacks enhanced or facilitated by AI, earthquakes, fires, floods and other similar threats. Ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations or our ability to provide our products or services, loss of data and income, reputational harm, and diversion of funds.

In addition, our reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to our business operations. We rely on third-party service providers and technologies to operate critical business systems to process confidential, proprietary, and sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, encryption and authentication technology, employee email, content delivery to customers and other functions. We also rely on third-party service providers to provide other products, services and parts, or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

If our information security measures are compromised, our reputation could be damaged; our data, information or intellectual property, or that of our customers, may be destroyed, stolen, or otherwise compromised; our business may be harmed; and we could incur significant liability. We take steps designed to detect and remediate vulnerabilities in our information systems and those of third parties upon whom we rely, but we may not detect or remediate all such vulnerabilities or do so in a timely manner. The threats and techniques used to exploit vulnerabilities change frequently, are often sophisticated in nature and may be difficult to detect by security tools. Vulnerabilities could be exploited and result in a security incident. We have limited budgetary and human resources for detecting and remediating vulnerabilities and have experienced difficulties in hiring and retaining qualified security personnel. We may experience delays in developing and deploying remedial measures, including patches, designed to address identified vulnerabilities, and our remedial measures may require action by our customers such as installing patches or updates, which may increase the amount of time a vulnerability remains unremediated. We have not always been able in the past and may be unable in the future to anticipate or prevent threats or techniques used to detect or exploit vulnerabilities in our information systems or third-party software, or obtain unauthorized access to or compromise our systems.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which may cause interruptions to business operations of the affected college campuses and adversely affect our financial results.

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

We are not aware of any actions, claims or investigations being contemplated by the relevant governmental entities with respect to the defects in our leased real properties. However, if we are unable to use the existing properties, enter new leases or renew our current leases in a timely basis and on terms favorable to us, our business, results of operations and financial condition could be materially adversely affected. No impairment loss was made against the operating lease right-of-use assets in 2022 and 2023 from the continuing operations.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would adversely affect our net income.

In accordance with U.S. GAAP, we account for our acquisitions using the acquisition method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually or more frequently if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. During 2023, we did not recognize any impairment loss. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted an equity incentive plan in 2010, the 2010 Equity Incentive Plan, which was amended and restated in November 2018, the Amended and Restated 2010 Plan (the “Amended 2010 Plan”). We have granted options and restricted shares under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, which may have an adverse or negative impact on our results of operations. U.S. GAAP requires us to recognize share-based compensation as a compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. During the year ended December 31, 2023, we did not record any share-based compensation expenses for the restricted stock and the unrecognized share-based compensation expenses amounted to nil as of December 31, 2023. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our results of operation.

Changes to accounting standards, taxation rules or practices, or greater than anticipated tax liabilities may adversely affect our reported results of operations or how we conduct our business.

A change in accounting standards or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting standards or taxation rules, such as accounting for uncertainty in income taxes under ASC 740, and various interpretations of accounting standards or taxation practices have been adopted and may be adopted in the future. These accounting standard and tax regulation changes, future changes and the uncertainties surrounding current practices and implementation procedures may adversely affect our reported financial results or the way we conduct our business. The determination of our provision for income tax and other tax liabilities requires significant judgment, and in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Moreover, we may lose the tax benefits we are currently receiving, or we may be forced to disgorge prior tax benefits we have enjoyed and pay additional taxes and possibly penalties for prior tax years, any of which would harm our results of operations.

RISKS RELATED TO REGULATIONS OF OUR U.S. BUSINESS

If we fail to comply with the extensive U.S. regulatory requirements related to operating a U.S. higher education institution, we could face significant monetary liabilities, fines and penalties, including loss of access to federal student loans and grants for our students.

As a provider of higher education in the United States, we are subject to extensive regulation on both the federal and state levels. These regulatory requirements cover virtually all phases and aspects of our U.S. postsecondary operations, including educational program offerings, facilities, civil rights, safety, public health, privacy, instructional and administrative staff, administrative procedures, marketing and recruiting, financial operations, payment of refunds to students who withdraw, acquisitions or openings of new schools or programs, the addition of new educational programs, and changes in our corporate structure and ownership. In particular, the Higher Education Act and related regulations subject our U.S. colleges that participate in the various Title IV programs to significant regulatory scrutiny.

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

On January 19, 2023, Bay State College was informed its accreditation is considered to be withdrawn by The New England Commission of Higher Education (“NECHE”). On April 11, 2023, the Board of Trustees voted to permanently close Bay State College at the end of the 2022-2023 academic year, and this permanent closure was completed on August 31, 2023. For details, please refer to “Risks related to regulations of our U.S. Business - Our failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs.”

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

On January 19, 2023, Bay State College was informed its accreditation is considered to be withdrawn by The New England Commission of Higher Education (“NECHE”). For details, please refer to “Risks related to regulations of our U.S. Business - Our failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs.”

If we fail to maintain our institutional accreditation or if our institutional accrediting body loses recognition by the Department of Education, we will lose our ability to participate in Title IV programs.

The loss of institutional accreditation by any of our U.S. colleges would render any of our U.S. colleges ineligible to participate in Title IV programs and would have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. In addition, an adverse action by our institutional accreditors other than loss of accreditation, such as the issuance of a warning, could have a material adverse effect on our business.

If we fail to obtain recertification by the Department of Education when required, we will lose our ability to participate in Title IV programs.

Each institution participating in Title IV programs must enter into a Program Participation Agreement with the Department of Education. Under the agreement, the institution agrees to follow the Department of Education’s rules and regulations governing Title IV programs. An institution generally must seek recertification from the Department of Education at least every six years and possibly more frequently depending on various factors, such as whether it is provisionally certified. The Department of Education may also review an institution’s continued eligibility and certification to participate in Title IV programs, or scope of eligibility and certification, in the event the institution undergoes a change in ownership resulting in a change of control or expands its activities in certain ways, such as the addition of certain types of new programs, or, in certain cases, changes to the academic credentials that it offers. In certain circumstances, the Department of Education must provisionally certify an institution. The Department of Education may withdraw our certification if it determines that we are not fulfilling material requirements for continued participation in Title IV programs. If the Department of Education does not renew, or withdraws our certification to participate in Title IV programs, our students will no longer be able to receive Title IV program funds. Alternatively, the Department of Education could (1) renew the certifications for an institution, but restrict or delay receipt of Title IV funds, limit the number of students to whom an institution could disburse such funds, or place other restrictions on that institution, or (2) delay recertification after an institution’s PPA expires, in which case the institution’s certification would continue on a month-to-month basis, any of which would have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

If we lose eligibility to participate in Title IV programs because of high student loan default rates, it will have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Our U.S. colleges could lose their eligibility to participate in federal student financial aid programs or be provisionally certified with respect to such participation if the percentage of our revenues derived from those programs were too high.

A proprietary institution may lose its eligibility to participate in the federal Title IV student financial aid program if it derives more than 90% of its revenues, on a cash basis, from Title IV programs for two consecutive fiscal years. A proprietary institution of higher education that violates the 90/10 Rule for any fiscal year will be placed on provisional status for up to two fiscal years. Using the formula specified in the Higher Education Act, Bay State College and NewSchool derived approximately 58% and 55% of their cash-basis revenues from these programs in the year of 2022, respectively. Percentages of NewSchool for the year of 2023 are in process of audits as of the date of this report, which we estimate will be in compliance with the 90/10 Rule. If any of our U.S. colleges lose eligibility to participate in Title IV programs because they are unable to comply with 90/10 Rule, it could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

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

A financial responsibility test is required for continued participation by an institution’s students in U.S. federal financial assistance programs. The test is based upon a composite score of three ratios: an equity ratio that measures the institution’s capital resources; a primary reserve ratio that measures an institution’s ability to fund its operations from current resources; and a net income ratio that measures an institution’s ability to operate profitably. A minimum score of 1.5 is necessary to meet the financial standards. Institutions with scores of less than 1.5 but greater than or equal to 1.0 are considered financially responsible, but require additional oversight. These schools are subject to heightened cash monitoring and other participation requirements. An institution with a score of less than 1.0 is considered not financially responsible. However, a school with a score of less than 1.0 may continue to participate in the Title IV programs under provisional certification. In addition, this lower score typically requires that the school be subject to heightened cash monitoring requirements and post a letter of credit (equal to a minimum of 10% of the Title IV aid it received in the institution’s most recent fiscal year). For the fiscal year of 2022, the composited score of NewSchool was 1.6. The audits to calculate the composited scores of NewSchool for the fiscal year of 2023 are in process as of the date of this report. We estimate NewSchool will meet the required minimum of 1.5.

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

On January 19, 2023, The New England Commission of Higher Education (“NECHE”) informed Bay State College of its intention to withdraw Bay State College’s accreditation as of August 31, 2023. The determination was based on NECHE’s opinion that the College could not come into compliance with Institutional Resources (Accreditation Standard 7) within three years. The decision has no bearing on the quality of the Bay State College’s educational program or outcomes. On March 20, 2023, the appeal panel of NECHE affirmed NECHE’s decision to withdraw Bay State College’s accreditation. Without NECHE accreditation, Bay State College will not be able to disburse Title IV funding to its students for classes after August 2023, and will not be able to disburse VA funding to its students for classes after the Spring semester ends. On April 11, 2023, the Board of Trustees voted to permanently close Bay State College at the end of the 2022-2023 academic year, and this permanent closure was completed on August 31, 2023.

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

Management is unable to predict how regulations will be revised, the result of any other current or future rulemaking, or the impact of such rulemaking on our business. The outcome of any legal proceeding instituted by a private party or governmental authority, facts asserted in pending or future lawsuits, and/or the outcome of any future governmental inquiry, lawsuit, or enforcement action could serve as the basis for claims by students or The Department of Education under the Defense to Repayment regulations, the posting of substantial letters of credit, or the termination of eligibility of our institutions to participate in the Title IV program based on The Department of Education’s institutional capability assessment, any of which could, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

We collected approximately 41.3% and 45.6% of the consolidated net revenues in our revenue from receipt by Bay State College and NewSchool of Title IV financial aid program funds in the year of 2023, respectively, principally from federal student loans under the Federal Direct Loan Program. Changes in the availability of these funds or a reduction in the amount of funds disbursed may have a material adverse effect on our enrollment, financial condition, results of operations, and cash flows. Action by the U.S. Congress to revise the laws governing the federal student financial aid programs or reduce funding for those programs could reduce our student enrollment and/or increase costs of operation. Political and budgetary concerns significantly affect Title IV programs. Any action by the U.S. Congress that significantly reduces Title IV program funding or the ability of our U.S. colleges or students to participate in Title IV programs could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

RISKS RELATED TO OWNERSHIP OF OUR ADSS

We have disposed of our China business and currently do not conduct any business activities in China, which could negatively impact the price of our ADSs.

As a result of the 2021 Implementing Rules, which prohibited foreign investments into or foreign parties from controlling private schools in China, on November 23, 2022, we entered a share purchase agreement to dispose all of our equity interest in Ambow China for a cash consideration of $12.0 million (the “Sale of Ambow China”). The Sale of Ambow China was completed on December 31, 2022. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased control of all the VIEs.

We cannot assure you that the ADSs will not be delisted from the NYSE American, which could negatively impact the price of the ADSs and our ability to access the capital markets.

Our ADSs are currently listed on the NYSE American. We cannot give you any assurance that a broader or more active public trading market for the ADSs will develop on the NYSE American or be sustained, or that current trading levels in ADSs will be sustained. In addition, if we fail to meet the criteria set forth in SEC regulations, by law, various requirements would be imposed on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the ADSs, which may further affect the liquidity of the ADSs.

We are subject to the continued listing standards of the NYSE American and our failure to satisfy these criteria may result in delisting of our ADSs. In order to maintain this listing, we must maintain a certain share price, financial and share distribution targets, including maintaining a minimum amount of shareholders’ equity and a minimum number of public shareholders. In addition to these objective standards, the NYSE American may delist the securities of any issuer (i) if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; (ii) if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE American inadvisable; (iii) if the issuer sells or disposes of principal operating assets or ceases to be an operating company; (iv) if an issuer fails to comply with the NYSE American’s listing requirements; (v) if an issuer’s securities sell at what the NYSE American considers a “low selling price” which the exchange generally considers $0.20 per share and the issuer fails to correct this via a reverse split of shares after notification by the NYSE American; or (vi) if any other event occurs or any condition exists which makes continued listing on the NYSE American, in its opinion, inadvisable.

We previously received notification from the NYSE American citing that the ADSs had been selling for a low price per share for a substantial period of time and we were not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the NYSE American Company Guide (“Company Guide”). Although in the past we have been able to cure previously cited deficiencies, there can be no assurance that we will continue to meet the NYSE American continued listing requirements. In accordance with Section 1009(h) of the Company Guide, if we are again determined to be below any of the continued listing standards in the future, the NYSE American will take the appropriate action which, depending on the circumstances, may include initiating its compliance procedures or initiating delisting proceedings.

Additionally, there are no assurances on how the market price of our ADSs will be impacted in future periods as a result of the general uncertainties in the capital markets. If the ADSs are delisted, it could reduce the price of the ADSs and the levels of liquidity available to our shareholders. In addition, the delisting of the ADSs could materially and adversely affect our access to the capital markets and any limitation on liquidity or reduction in the price of the ADSs could materially and adversely affect our ability to raise capital. Delisting from the NYSE American could also result in other negative consequences, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

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

As a result of our executive officers and directors and their respective affiliates’ ownership of a majority of our ordinary shares, their voting power may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, their voting power may prevent a transaction involving a change of control of us, including transactions in which holders of our ADSs might otherwise receive a premium for held securities over the then-current market price. Similarly, our executive officers and directors and their respective affiliates may approve a merger or consolidation of our company which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenters’ rights may not be available to you in such an event. This concentration of ownership could also adversely affect the market price of our ADSs or lessen any premium over the market price that an acquirer might otherwise pay.

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

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for more than the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. To consummate these transactions, we may issue additional shares in these acquisitions that will dilute our shareholders. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

●	Our future financial condition, results of operations and cash flow;
●	General market conditions for capital raising activities; and
●	Economic, political and other conditions in China and elsewhere.

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

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issued the audit report included elsewhere in the annual report, an auditor of companies that are traded publicly in the United States and a U.S.-based accounting firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2023 after we file our annual report on Form 20-F for such fiscal year.

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

In particular, while we typically would perform due diligence on each entity that we acquire before acquisition, some of the acquired entities may not maintain their historical documents and records properly and such documents and records may be unavailable for our review. As such, there may be hidden liabilities and risks relating to the business and operation of such entities that we fail to identify before the acquisition. If we acquire such an entity and any such hidden liability is found or any such risk materializes in the future, we may not have any remedy against the sellers and may have to assume the liabilities and losses as a result.

If any one or more of these risks or uncertainties were to occur or if any of the strategic objectives contemplated is not achieved, our ability to manage our business could be impaired. It could result in our failure to derive the intended benefits of these strategic acquisitions, investments, joint ventures or strategic relationships, or otherwise have a material adverse effect on our business, financial condition and results of operations. In addition, if we fail to successfully pursue our future acquisition strategy, our plans for further market penetration, revenue growth and improved results of operations could be harmed.

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

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. As a non-accelerated filer, we are not required to have an independent registered public accounting firm issue an attestation report on the effectiveness of our internal control over financial reporting. However, we are still required to include a report of management on the effectiveness of our company’s internal control over financial reporting in our annual report. Our management has performed an evaluation of the effectiveness of our internal controls over financial reporting as of December 31, 2023 and concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Control and Procedures.”

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

We are subject to compliance reviews, which, if they result in a material finding of noncompliance, could affect our ability to participate in Title IV programs.

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

In the event of substantial misrepresentation, the Department of Education may revoke an institution’s program participation agreement, limit the institution’s participation in Title IV programs, deny applications from the institution, such as to add new programs or locations, initiate proceedings to fine the institution or limit, suspend, or terminate its eligibility to participate in Title IV programs, a requirement to post a substantial letter of credit. If the Department of Education or other third parties interpret statements made by us or on our behalf to be in violation of the new regulations, any of the foregoing actions could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

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

The Higher Education Act regulates relationships between lenders to students and post-secondary education institutions. In 2009, the Department of Education promulgated regulations that address these relationships, and state legislators have also passed or may be considering legislation related to relationships between lenders and institutions. In addition, new procedures introduced, and recommendations made by the Consumer Financial Protection Bureau create uncertainty about whether Congress will impose new burdens on private student lenders. These developments, as well as legislative and regulatory changes, such as those relating to gainful employment and repayment rates, creating uncertainty in the industry and general credit market conditions, may cause some lenders to decide not to provide certain loan products and may impose increased administrative and regulatory costs. Such actions could reduce demand for, and/or availability of private education loans, decrease U.S. college’s non-Title IV revenue, and thereby increase their 90/10 ratio, and have a material adverse effect on our business.

Enforcement of laws related to the accessibility of technology continues to evolve, which could result in increased information technology development costs and compliance risks.

Our U.S. colleges’ online education programs are made available to students through personal computers and other technological devices. For each of these programs, the curriculum makes use of a combination of graphics, pictures, videos, animations, sounds, and interactive content. Federal agencies, including the Department of Education and the Department of Justice, have considered or are considering how electronic and information technology should be made accessible to persons with disabilities. For example, Section 504 of the Rehabilitation Act of 1973, or Section 504, prohibits discrimination against a person with a disability by any organization that receives federal financial assistance. The Americans with Disabilities Act, or the ADA, prohibits discrimination based on disability in several areas, including public accommodations. In 2010, the Department of Education’s Office for Civil Rights, which enforces Section 504, together with the Department of Justice, asserted that requiring the use of technology in a classroom environment when such technology is inaccessible to individuals with disabilities violates Section 504, unless those individuals are provided accommodations or modifications that permit them to receive all the educational benefits provided by the technology in an equally effective and integrated manner. If our U.S. colleges are found to have violated Section 504, they may be required to modify existing content and functionality of their online classroom or other uses of technology, including through the adoption of specific technical standards. As a result of such enforcement action, or as a result of new laws and regulations that require greater accessibility, our U.S. colleges may have to modify their online classrooms and other uses of technology to satisfy applicable requirements, which could require substantial financial investment. As with all nondiscrimination laws that apply to recipients of federal financial assistance, an institution may lose access to federal financial assistance if it does not comply with Section 504 requirements. In addition, private parties may file or threaten to file lawsuits alleging failure to comply with laws that prohibit discrimination on the basis of disability, such as the ADA, and defending against such actions may require our U.S. colleges to incur costs to modify its online classrooms and other uses of technology and costs of litigation.

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

We believe we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2023. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot make assurances that we will not be a PFIC for the year ending December 31, 2023 or any future taxable year. A foreign (non-U.S.) corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income, or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Taxation – U.S. Federal Income Taxation – General”) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E—Taxation—United States federal income taxation—Passive foreign investment company.”

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our Sixth Amended and Restated Memorandum and Articles of Association, by the Companies Law (as amended) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the House of Lords and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. The Cayman Island courts are also unlikely to impose liability against us in original actions brought in the Cayman Islands, based on certain civil liabilities provisions of U.S. securities laws. See “Item 10.B—Additional Information—Memorandum and Articles of Association.”

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of our ADSs will only be able to exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares. Under our Sixth Amended and Restated Memorandum and Articles of Association, the minimum notice period required for convening a shareholder meeting is 10 days. When a shareholder meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Holders of our ADSs may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in rights offerings we make and may experience dilution in their holdings as a result.

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

Item 4.        Information on the Company

Ambow Education Holding Ltd. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in the U.S. Investors in our securities should be aware that they may never directly hold equity interests in our operating entities but rather are purchasing equity solely in Ambow Education Holding Ltd., our Cayman Islands holding company, which does not directly own substantially all of our business conducted by our U.S. subsidiaries.

A.	History and Development of the Company

Our founder, Dr. Jin Huang, laid the foundation for Ambow in 2000. Spanning the inception year through January 2017, our strategic business concentration was primarily oriented toward the Chinese market. During this period, Ambow Corporation meticulously conducted its operations through an intricate network of subsidiaries located within the People’s Republic of China (PRC) and various Variable Interest Entities (VIEs). This organizational structure was designed to navigate the complex regulatory environment of China, relying on a sophisticated series of contractual arrangements. These arrangements were carefully established among our PRC subsidiaries, the VIEs and the shareholders of the VIEs, thereby enabling us to adeptly manage and execute our business operations within China. This framework facilitated our compliance with local regulations while also ensuring the seamless execution of our strategic initiatives within the Chinese market.

Beginning in 2017, we started to expand our U.S. operation. We established Ambow BSC Inc. on February 14, 2017. Ambow BSC Inc. is a 100% subsidiary of ours. On November 20, 2017, Ambow BSC Inc. acquired 100% of the outstanding shares of common stock of Bay State College Inc. Bay State College Inc. is a Massachusetts corporation that owns and operates Bay State College, a higher education institution offering career-focused post-secondary educational services with associates and bachelor’s programs in Business, Information Technology, Healthcare, Criminal Justice and Fashion. Bay State College was founded in 1946, is accredited by the New England Association of Schools and Colleges, Commission on Institutions of Higher Education and is eligible to participate in federal student aid programs under Title IV of the U.S. Higher Education Act. Bay State College’s academic programs were delivered at its main campus in Boston, Massachusetts, a branch campus in Taunton, Massachusetts and online.

In June 2018, we completed a public offering of 2,070,000 ADSs at $4.25 per ADS. Each ADS represents two Class A ordinary shares of the Company. On June 1, 2018, our ADSs commenced trading on the NYSE American under the symbol “AMBO.”

We established Ambow NSAD Inc. on May 8, 2019. Ambow NSAD Inc. is a 100% subsidiary of ours. On March 6, 2020, Ambow NSAD Inc. acquired 100% of the members’ interest in NewSchool of Architecture & Design. NewSchool is a for-profit institution of higher education based in San Diego, California, with bachelor’s and master’s programs in Architecture, Construction Management, Product Design, Graphic Design & Interactive Media, and Interior Architecture and Design. NewSchool is regionally accredited by the Western Association of Schools and Colleges Senior College and University Commission and is eligible to participate in federal student aid programs under Title IV of the U.S. Higher Education Act.

On October 5, 2020, we completed a registered direct offering for the issuance of 1,507,538 ADSs (representing 3,015,076 Class A ordinary shares) at a purchase price of $3.98 per ADS.

To comply with the 2021 Implementing Rules, on November 23, 2022, we entered a share purchase agreement to dispose all of our equity interest in Ambow China for a cash consideration of $12.0 million (the “Sale of Ambow China”). The Sale of Ambow China was completed On December 31, 2022. After the Sale of Ambow China, we sold all our assets and operations in China and ceased control over the VIEs. As of the date of this annual report, we do not have any business operations and/or assets in China.

On February 28, 2023, we completed the issuance of 2,500,000 ADSs (representing 5,000,000 Class A ordinary shares of the Company) at a purchase price of $0.80 per ADS and accompanying warrants to purchase 1,000,000 ADSs (representing 2,000,000 Class A ordinary shares of the Company) at a purchase price of $0.80 per ADS, in a private placement.

On April 11, 2023, the Board of Trustees voted to permanently close Bay State College at the end of the 2022-2023 academic year, and this permanent closer was completed on August 31, 2023.

During 2023, we debuted HybriU marking a significant milestone in the evolution of digital education solutions, establishing itself as the education market’s inaugural fully integrated, interactive AI-powered platform that seamlessly bridges online and offline instruction. Specifically tailored for the education industry, HybriU underscores the Company’s commitment to leveraging AI technology to drive educational advancements. With its operations rooted in the United States, the Company is at the forefront of the AI technology-driven educational sector, positioned to revolutionize the way educational content is delivered and experienced. This launch not only signifies a pivotal leap forward in educational technology but also reinforces the Company’s dedication to enriching the learning journey through innovative and adaptive solutions.

Recent Developments

On March 7, 2024, the company announced the appointment of Norm Allgood as fractional Head of HybriU, effective immediately. In this newly established position, Mr. Allgood will lead the dissemination and implementation of HybriU, Ambow’s cutting-edge, AI-driven hybrid learning solution for education and workforce training.

Principal Executive Office

Our principal executive offices are located at 19925 Stevens Creek Blvd, Cupertino, CA 95014, United States of America. Our telephone number at this address is +1 628-888-4587. Our registered office of the Cayman Islands companies is ICS Corporate Services (Cayman) Limited, 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1—1203. Our registered office telephone number is + 86 21 6428 9510-815.

Where You Can Find More Information

The SEC maintains an Internet site that contains reports filed by Ambow at www.sec.gov.

B.	Business Overview

Our current mission is to empower educational institutions, educators and students by delivering AI and connectivity solutions specifically crafted for the educational sector. Leveraging our HybriU technology alongside the NewSchool of Architecture & Design in San Diego, California, Ambow is devoted to delivering, personalized, career education services with sophisticated AI-driven digital education technologies and solutions.

Our proprietary AI-driven digital education solution, HybriU, specifically targets the evolving challenges within the hybrid learning and course recording arena, positioning itself as the solution for the contemporary educational landscape. Acknowledging trends toward a seamless blend of in-person and remote instruction, Ambow has innovated its HybriU platform, creating a transformational hybrid classroom model.

HybriU is engineered to fulfill the unmet needs of the higher learning and workforce training markets, offering capabilities beyond the conventional online video correspondence tools. It facilitates a comprehensive integration of online and offline classroom discussions, incorporates instant AI translation, and enables simultaneous content creation. This innovative approach fosters a truly immersive learning environment, ensuring a cohesive connection between in-person classroom settings and remote participants, irrespective of geographic location or language barriers.

Our services and products

As staunch advocates for “Education for Employment,” we deliver educational programs that are meticulously designed to align with the evolving demands of the contemporary job market, through our wholly owned subsidiaries. This portfolio includes the Bay State College in Boston, which concluded its operations in August 2023, and NewSchool of Architecture & Design located in San Diego, California. Each institution within Ambow’s network is dedicated to providing specialized, industry-aligned educational services designed to empower students to achieve excellence in their chosen careers.

Prior to the closure of Bay State College in Boston, it was recognized for its diverse array of programs that imparted practical skills and relevant academic knowledge across various sectors, including healthcare, business and information technology.

NewSchool of Architecture & Design, situated in the dynamic city of San Diego, stands as a pillar of innovation and excellence in architectural and design education. The institution is distinguished by its rigorous curriculum that prioritizes design thinking, sustainability and social responsibility. Offering a wide range of programs in architecture, interior design, product design and urban design, NewSchool adeptly prepares students for the modern challenges and demands of the architectural and design industries. The school’s dedication to practical application, combined with its global perspective and diverse faculty, ensures a comprehensive education that is perfectly attuned to the AI age.

Our growth trajectory is set to be significantly accelerated by the introduction of our most recent innovation: the HybriU AI digital education solution. This initiative is a strategic exploration into the application of artificial intelligence with the goal of transforming the educational landscape. HybriU is designed to integrate with existing educational infrastructures, providing a sophisticated, interactive platform that accommodates both online and offline modes of learning.

Tailored to address the specific demands of the education sector, this AI-powered solution is anticipated to substantially enhance educational outcomes, refine pedagogical strategies, and deliver personalized learning experiences on a previously unattainable scale. This deliberate shift toward a revolutionary educational model reaffirms Ambow’s unwavering dedication to spearheading innovations in educational technology, meeting the changing needs of learners globally with agility and insight.

Student recruitment and retention

We employ a variety of marketing and recruiting methods to attract students and increase enrollment in our schools. We believe prospective students are attracted to schools due to our strong brand name, innovative teaching and learning models and practices, and high-quality, individualized services. With the deployment and utilization of HybriU, a rapid increase in the number of out-of-state students, international students, and auditors enrollment is expected in the future. The longer and more frequently a student uses our services and products, the more effective and efficient the services and content we can provide them, thus enhancing students’ stickiness to utilize our services throughout their learning cycle.

Our technology infrastructure

HybriU Vision

We believe HybriU is transforming the educational landscape: the distinction between online and in-person learning is abolished, linguistic and geographic limitations are overcome, and the gap between academic theory and practical application is bridged. Our mission is to foster a universally accessible and interconnected learning experience, blending theoretical insights with hands-on practice. We aim to craft an educational framework that is universally accessible, seamlessly melding classroom learning with practical, real-world experience. Through this innovative approach, we are committed to providing students with the essential skills and knowledge required to succeed in a constantly changing global environment.

HybriU AI Digital Education Engine

We believe the HybriU AI Digital Education Engine (“The HybriU AI Digital Education Engine”) represents a significant milestone in the evolution of educational technologies, providing a holistic solution poised to redefine the conventional educational paradigm. This avant-garde platform stands at the forefront of the digital education revolution, epitomizing our unwavering commitment to dismantling the traditional barriers that have historically compartmentalized the educational landscape.

We believe, HybriU meticulously addresses five quintessential components of the educational ecosystem at its foundation: Teaching, Learning, Recording, Connecting and Management. These domains are thoroughly augmented through the strategic application of leading-edge artificial intelligence and comprehensive big data analytics, ensuring a streamlined, efficacious and bespoke educational experience.

Teaching

The HybriU AI Digital Education Engine is expected to leverage sophisticated AI technologies to endow educators with automated instructional highlights, thereby optimizing teaching efficacy and fostering a more personalized learning environment.

We believe this platform is revolutionizing the learning environment by automating the dissemination of lecture transcripts directly into student accounts. This advancement promotes a dynamic and interactive learning process, wherein students are not merely passive recipients of information but are actively engaged through highlighting, annotating and seeking elucidations from an AI assistant. Such interactive engagements are carefully analyzed to provide educators with insightful data on students’ comprehension and interaction patterns.

The feedback mechanism facilitated by this data analysis constitutes a cornerstone of the HybriU ecosystem, enabling a perpetually evolving educational experience. Educators are furnished with immediate feedback, enabling them to adjust their teaching methods and enhance educational outcomes. This paradigm shift toward a responsive and learner-centric educational model highlights the transition from mere content delivery to the cultivation of deep, meaningful interactions with educational material.

Learning

We believe HybriU transforms the learning experience by automating the transcription of lectures, making them directly available in students’ accounts. This innovation enables students to engage with content interactively through annotations and personal reflections, facilitating a personalized educational journey. The platform’s AI assistant is instrumental in this process, offering clarifications and deepening student comprehension. Further, the provision for multilingual learning empowers students from diverse linguistic backgrounds to partake in their education in the language of their preference.

Recording

The HybriU AI Digital Education Engine’s high-quality content creation feature is designed to seamlessly integrate with both in-classroom teaching and online instruction modalities. We believe this capability guarantees that exceptionally high-quality, AI-generated content is consistently produced regardless of the instructional mode—whether engaging with students directly in a traditional classroom or through digital platforms.

This approach allows for the creation of high-quality educational content in real time, reducing the workload for educators in preparing material. This frees up more time for them to focus on teaching and engaging with students.

Moreover, this functionality ensures that all generated content, whether from live classroom sessions or online teaching activities, upholds a standard of excellence and relevance, addressing the diverse preferences and learning styles of students. By adopting this technology, HybriU endeavors to reconcile the disparities between traditional and digital educational methodologies, delivering a cohesive and enriched learning experience across various teaching landscapes.

Connecting

HybriU champions multi-site teaching and hybrid educational models, enabling students the flexibility to participate in classes either in-person or remotely. The platform’s real-time interaction capabilities are crucial in bridging the divide between remote learners and conventional classroom settings. It facilitates real-time engagement between remote classrooms and in-class activities, with video content seamlessly integrated into classroom screens. This fosters a symbiotic interaction between online and offline students, significantly enriching the educational experience.

HybriU’s dedication to fostering an inclusive educational ecosystem is manifest in its multilingual support and the introduction of remote laboratories in both 2D and 3D formats. These innovations ensure that all students, irrespective of their geographic location or linguistic proficiency, have access to a high-quality, engaging and comprehensive education.

Management

HybriU also introduces management tools, permitting administrators to directly monitor live classes for quality assurance. This feature ensures consistent adherence to educational standards. Additionally, the platform’s capacity for automatic content generation streamlines the review process.

HybriU AI Digital Education Solutions

The HybriU AI Digital Education Solution (“The HybriU AI Digital Education Solution”) is a comprehensive suite that transforms the educational environment, bridging the gap between traditional methods and the future of digital learning. This solution combines sophisticated software and hardware to create an AI-powered digital and hybrid classroom, designed to enhance educational delivery and engagement.

At the heart of HybriU lies the innovative application of artificial intelligence, which streamlines the teaching process and elevates the learning experience. It enables one-click start functionalities, where high-quality video lessons are automatically generated, and seamlessly connects teaching computers to live rooms, ensuring that both teacher and teaching computer screens are auto-recorded and integrated into the live teaching session. This feature-rich platform supports multi-site teaching, allowing educators to reach students across various locations without compromising the quality of instruction or engagement.

HybriU excels in facilitating academic seminars, expert lectures, international conferences, collaborative research and meetings, making it an invaluable tool for academic institutions. Moreover, it extends its capabilities to practical skills training by combining instructional views with technical demonstrations, thereby offering a holistic view of both theory and practice.

A notable feature of the HybriU solution is its ability to break down the boundaries between academia and industry, bringing industry labs to life within university classrooms. This is further enhanced by immersive teaching tools like 3D LED walls, which provide a dynamic and engaging learning environment.

HybriU’s AI-driven functionalities include teacher tracking to always keep the focus on the instructor and automatic switching to discussion mode for interactive sessions. This ensures real-time interaction and a synchronous online and offline hybrid education experience for both on-site and remote students.

Driven by the HybriU AI Digital Education Engine, the HybriU AI Digital Education Solution offers a suite of sophisticated AI tools and algorithms that seamlessly integrate with existing educational frameworks to enhance teaching effectiveness, learning outcomes and operational efficiencies. By harnessing the capabilities of big data analytics, HybriU provides actionable insights that empower educators to tailor their instructional methods to the unique needs of each student, ensuring an optimized learning journey.

Key Features:

Adaptive Learning. HybriU enhances its functionality beyond mere student engagement, adeptly addressing the complex dynamics of traditional classroom settings. The platform’s sophisticated adaptive learning system empowers classroom lectures to dynamically modify content and instructional strategies based on real-time feedback and interactive data from students. This innovative approach ensures a more personalized and effective learning experience, catering to the individual needs and comprehension levels of students, thus fostering an environment where teaching is as responsive as it is enlightening.

Automated Content Generation. HybriU’s content generation features notably alleviate the pressures of educational content creation, empowering educators to devote their efforts to crafting and delivering high-impact, engaging lessons. This capability spans both traditional classroom environments and online platforms, ensuring that regardless of the teaching context, instructors can focus on the core aspects of education—engagement and impact.

Interactive and Immersive Learning. HybriU significantly enriches the educational journey by incorporating interactive annotated transcriptions alongside an AI assistant, enhancing the way students engage with and comprehend lecture material. Additionally, the introduction of 3D technology offers a more immersive learning experience, enabling students to explore complex concepts in a visually engaging and interactive manner. This blend of annotated transcriptions for deeper content engagement, AI for personalized assistance, and 3D visualization for immersive learning, collectively transforms the traditional classroom into a dynamic and interactive learning environment, tailored to meet the diverse needs of students in the digital age.

Multilingual Support. HybriU effectively dismantles language barriers by providing comprehensive multilingual support, facilitating learners’ access to live HybriU-powered classrooms and enabling the review of recorded educational content in their preferred language, thus widening access and participation on a global scale.

Real-Time Analytics and Feedback. The solution’s real-time analytics dashboard provides educators with immediate feedback on student progress and class performance, facilitating timely interventions and personalized support.

Seamless Integration and Scalability. Designed for flexibility, HybriU integrates smoothly with existing Learning Management Systems (LMS) and scales to meet the demands of institutions of any size, without compromising on performance or security. HybriU as an interactive tool within Learning Management Systems (LMS) provides a seamless blend of in-class and remote learning experiences. Here’s how it functions:

Pre-Class Preparation. Instructors can set up the HybriU link within the LMS before the class session begins. This preparation ensures that all students, regardless of their location, have access to the upcoming live class.

Live Participation. Students unable to attend the classroom in person can join the class live through the HybriU link provided in the LMS. This feature enables real-time participation, ensuring that remote students are as much a part of the class as those physically present.

Post-Class Content. After the class concludes, the instructor reviews the recorded content to ensure it meets quality standards and then posts the link to the recorded session back in the LMS. This allows all students to access the lecture content at their convenience for review or in case they missed the live session.

This approach enhances the flexibility and accessibility of education, allowing students to engage with their courses more effectively. By integrating HybriU as an interactive tool within LMS platforms, educators can provide a more inclusive, interactive, and adaptable learning experience, catering to the needs of both in-person and remote students. This integration also underscores the versatility of HybriU in complementing traditional LMS functionalities with advanced interactive capabilities.

We believe the HybriU AI Digital Education Solution not only enhances the quality and accessibility of education but also prepares institutions to navigate the future of digital learning with confidence.

Intellectual property

We have developed our proprietary technology over the past decade. Our brand, tradename and other intellectual property rights distinguish our services and products from those of our competitors, contributing to our competitive advantages in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright, trade secret laws and confidentiality agreements with our employees, contractors and others.

Our main website is www.ambow.com. We have also registered certain domain names, including www.hybriu.com. In addition to building “Ambow” as a stand-alone brand, we intend to continue to co-brand “Ambow” with the brands of our acquired schools and programs for the foreseeable future in order to fully leverage their established local presence and reputation.

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

Selling and marketing

HybriU is strategically positioned for deployment across large U.S. markets, targeting schools, colleges, universities and corporations that have traditionally depended on offline instruction and training. Our focus includes elite universities aiming to extend their course offerings to audit students worldwide, as well as smaller colleges looking to boost enrollment with out-of-state and international students. Furthermore, HybriU seeks to serve industry-leading corporations, facilitating the connection of the global workforce with regional or international offices, external trainers or academic institutions. This approach broadens educational access and participation on a global scale as well as supports the dynamic needs of today’s diverse learning and training environments.

To promote our brands in the fragmented education market, we selectively and systematically market HybriU and build our brand names through a range of different marketing programs. By doing so, we intend to continue implementing a standard corporate identity across all nations. Our marketing efforts across different national markets focus primarily on:

●	Sponsoring charity and social events and forums around key educational events to build up our trustworthy corporate image;
●	Enhancing brand and product promotion through search engine optimization on major internet search engines such as Google, etc.;
●	Engaging in promotion through social media platforms and cooperation with social media influencers to maintain close interactions with potential users;
●	Providing trial use of our products through website and marketing events to attract interested customers;
●	Hosting industry summits with key corporate partners and participating in prestigious education conferences and events;

Competition

We face direct competition in each geographic market and each business segment in which we operate. We believe that the principal competitive factors in our markets include the following:

●	Alignment of individualized programs, services and products to the specific needs of students, parents, educators and employers;
●	Overall customer experience;
●	Scope and quality of programs, service and product offerings;
●	Proximity of services to the customers;
●	Brand recognition and reputation of service providers; and
●	Ability to effectively market programs, services and products to a broad base of prospective students, educators and relevant institutions.

HybriU sets itself apart from platforms like Zoom, Google Meet and Microsoft Teams by integrating AI-driven software and hardware solutions that transcend mere online interactions. Our platform enables seamless, real-time engagement between online students and offline classroom participants, including both educators and students. This unique integration ensures all participants, regardless of their geographical location, can actively engage in the educational process. They can participate in discussions, engage in group activities, and receive instant feedback, thereby bridging the gap between traditional in-person learning environments and virtual classrooms. This innovative approach fosters a cohesive, interactive learning experience that promotes inclusivity and equal participation among all learners. We believe HybriU is redefining the educational landscape, providing an integrated classroom experience that caters to the diverse needs of today’s students and educators.

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

Seasonality

Our business is subject to seasonal variations. Historically, there are fewer educational service activities during the third quarter due to the summer break.

Regulations

Our business activities are subject to various federal, state, local and foreign laws, rules and regulations. Compliance with these laws, rules and regulations has not had and is not expected to have, a material effect on our capital expenditures, results of operations, and competitive position as compared to prior periods. Nevertheless, compliance with existing or future governmental regulations, including, but not limited to, those pertaining to consumer and data protection, and taxes, could have a material impact on our business in subsequent periods. For more information on the potential impacts of government regulations affecting our business, see “Risk Factors” under “Item 3 – Key Information.”

C.	Organizational Structure

The diagrams below illustrate our corporate structure with respect to each of our significant subsidiaries and the place of incorporation of each named entity as of December 31, 2023, and as of the date of this annual report.

(1)	Certain non-operating entities included in the structure above are to be cancelled.

Ambow, Ambow Education Inc., Ambow NSAD Inc., Ambow BSC Inc., Bay State College, NewSchool are the offshore principal operating entities. Their functional currency is US$.

D.	Dividends and Other Distributions

See “Item 3. Key Information — D. Risk Factors — General Risk Factors - Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us or any other affiliated company.”, and “Item 8. Financial Information — A. Consolidated Financial Statements and other Financial Information —Dividends.”

E.	Property, Plant and Equipment

Our headquarters are located in California, USA, where we lease approximately 70,190 square feet of office and campus space. In addition, we lease certain properties for our career-enhancement college campuses. We believe that our existing facilities are adequate for our current business operations and will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

Item 4A     Unresolved Staff Comments

Not applicable.

Item 5.     Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements for the periods specified including the notes thereto included elsewhere in this annual report on Form 20-F as well as “Item 3.A Key Information—Selected Consolidated Financial Data.” We undertake no obligation to update publicly any forward-looking statements in this annual report on Form 20-F. We are omitting the discussion of the 2021 results of operations. Our financial statements as of and for the year ended December 31, 2021 can be found under Item 5A in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on May 2, 2022, and is available for review at www.sec.gov.

A.      Operating Results

Overview

We position ourselves at the future of education innovation by delivering AI and connectivity solutions specifically crafted for the educational sector, empowering educational institutions, educators and students. Through our HybriU technology and partnership with the esteemed NewSchool of Architecture & Design in San Diego, Ambow is committed to offering personalized, impactful vocational education services, as well as AI-driven digital education technology and solutions.

Our proprietary AI-driven digital education solution HybriU is specifically tailored to address the evolving challenges in blended learning and course recording. Acknowledging trends toward seamless integration of face-to-face and remote learning, Ambow has innovated the HybriU platform, significantly improving educational outcomes and increasing enrollment numbers, transforming the blended classroom model.

Our net revenues from continuing operations decreased from $14.8 million in 2022 to $9.2 million in 2023. The decrease from 2022 to 2023 was primarily attributed to the conclusion of its operation of Bay State College in August 2023.

Our net loss from continuing operations narrowed in 2023 to $3.2 million from $9.3 million in 2022.

Recent Developments

Bay State College Accreditation

On January 19, 2023, the New England Commission of Higher Education (“NECHE”) informed Bay State College (“BSC”) of its intention to withdraw BSC’s accreditation as of August 31, 2023. Following the rejection of Ambow’s appeal, on April 11, 2023, the Board of Trustees voted to permanently close Bay State College at the end of the 2022-2023 academic year, and this permanent closure was completed on August 31, 2023. The College provided academic, support and transitional services to students through August 31, 2023, and signed agreements with several area universities to provide program completion pathways to BSC students, often with enhanced transfer and other opportunities.

Factors affecting our results of operations

While our business is influenced by factors affecting the education industries in the U.S. generally, we believe our business is more directly affected by Company-specific factors, including, among others:

●	The number of student enrollments. The number of student enrollments is largely driven by the demand for the educational programs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our campuses, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We plan to continue to add new offerings to better attract students of different needs and provide cross-selling opportunities.
●	The amount of fees we charge. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location and capacity of the campuses, costs of delivering our services, and the course fees charged by our competitors for the same or similar courses.
●	Our costs and expenses. We incur costs and expenses at both the headquarter level and at our campuses. Our most significant costs are compensation and social welfare paid to/for our teachers, rental- and teaching-related expenses. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

Effects of disposals and other strategic plans

As a result of the 2021 Implementing Rules, which prohibited foreign investments into or foreign parties from controlling private schools in China, on November 23, 2022, we entered a share purchase agreement to dispose of all equity interest of Ambow China for a cash consideration of $12.0 million. The Sale of Ambow China was completed on December 31, 2022. After the Sale of Ambow China, we sold all our assets and operations in China and ceased the control of all the VIEs.

There were no other material acquisitions and disposals during the years 2022 and 2023.

Key financial performance indicators

Our key financial performance indicators consist of our net revenues, cost of revenues gross profit and operating expenses, which are discussed in greater detail below. The following table sets forth our net revenues, cost of revenues and gross profit from continuing operations, both in absolute amounts and as a percentage of net revenues, for the periods indicated.

	For the Years Ended December 31,
	2022		2023
	$	%	$	%

	(in thousands, except percentages)
Net revenues	14,840	100.0	9,163	100.0
Cost of revenues	(14,556)	(98.1)	(6,669)	(72.8)
Gross Profit	284	1.9	2,494	27.2

Net revenues

In 2022 and 2023, we generated net revenues from continuing operations of $14.8 million and $9.2 million, respectively. The decrease in revenue was primarily due to the permanent closure of Bay State College on August 31, 2023.

Ambow is providing career-focused higher education services for undergraduate students through NewSchool of Architecture & Design in San Diego.

Cost of revenues

Cost of revenues for our educational and career enhancement programs and services primarily consists of:

●	Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;
●	Rental, utilities, water and other operating expenses for the operation of our school properties;
●	Depreciation and amortization of properties, leasehold improvement and equipment used in the provision of educational services.

Gross profit

Gross profit as a percentage of our net revenues was 1.9% and 27.2% in 2022 and 2023, respectively. The increase in gross profit margin from 2022 to 2023 was primarily attributable to a decrease in the cost of revenues due to rental expense allocated to G&A based on square footage usage by administrative offices, and decrease in payroll expenses and teaching cost upon closure of BSC.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development. The following table sets forth the components of our operating expenses from continuing operations, both in absolute amounts and as a percentage of revenues, for the years indicated.

	For the Years Ended December 31,
	2022		2023
	$	%	$	%

	(in thousands, except percentages)
Net revenues	14,840	100.0	9,163	100.0
Operating expenses:
Selling and marketing	(1,487)	(10.0)	(1,051)	(11.5)
General and administrative	(7,628)	(51.4)	(5,264)	(57.4)
Research and development	—	—	(484)	(5.3)
Impairment loss	(657)	(4.4)	—	—

Total operating expenses	(9,772)	(65.8)	(6,799)	(74.2)

Selling and marketing expenses. Our selling and marketing expenses primarily consist of expenses related to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The change in selling and marketing expenses from 2022 to 2023 was insignificant.

General and administrative expenses. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utility payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities, as well as bad debt provision. Our general and administrative expenses from continuing operations decreased from $7.6 million in 2022 to $5.3 million in 2023, which was mainly due to the reduction in payroll expenses, approximately 10 administrative staff were terminated associated with BSC closure.

Research and development. Our research and development consisted of personnel-related expenses directly associated with our research and development organization, depreciation of equipment used in research and development, and allocated overhead. Our research and development expenses from continuing operations increased from 2022 to 2023, mainly due to a $0.5 million increase associated with the development of our new product, HybriU.

Share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses from continuing operations, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work that they were assigned to perform.

	For the Years Ended December 31,
	2022		2023
	$	%	$	%

	(in thousands, except percentages)
Allocation of share-based expenses:
General and administrative	1,083	100.0	—	—

Total share-based expenses	1,083	100.0	—	—

Our predecessor entity, Ambow Education Co., Ltd., adopted the 2010 Equity Incentive Plan in June 2010 and became effective upon completion of our 2010 IPO. On December 21, 2018, we adopted the Amended 2010 Plan, which became effective upon approval from the Board of Directors and shareholders. See “Item 6 — Directors, Senior Management and Employees — Compensation—Equity-based compensation plans.” From 2015 to 2020, we only granted restricted shares to our employees. No options were granted. We have adopted the provisions of ASC 718 “Stock Compensation” for the restricted shares we granted. For restricted shares granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the restricted shares.

Taxation

We are a Cayman Islands company that currently conducts operations primarily through our U.S. subsidiaries. Under the current laws of the Cayman Islands, Ambow is not subject to taxes on its income or capital gains. In addition, the payment of dividends, if any, is not subject to withholding taxes in the Cayman Islands.

A significant component of our provision of income tax is generated from operating through our U.S. subsidiaries, which have a federal statutory income tax rate of 21%. Current income taxes are provided for in accordance with the laws and regulations in the U.S. Deferred income taxes are recognized when temporary differences exist between the tax bases and their reported amounts in the consolidated financial statements.

Critical accounting estimates

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

We have Bay State College and NewSchool of Architecture & Design in the U.S. which offer career-focused post-secondary educational services to undergraduate students.

For undergraduate students, usually there are no written formal contracts between us and the students according to business practice. Records with the student’s name, grades, tuition and fees collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities.

For undergraduate students, our performance obligations are to provide acknowledged academic education within academic years, and post-secondary education with associate and bachelor’s programs within agreed-upon periods. The transaction price is the tuition fee received and circumstances like other variable considerations, significant financing components, noncash considerations, and considerations payable to a customer do not exist. As there is only one performance obligation, the transaction price is allocated to the one performance obligation. The Group satisfies the performance obligation to students over time, and recognizes revenue according to school days consumed in each month of a semester.

Contract Balances

Accounts receivable represents revenue recognized for the amounts invoiced and/or prior to invoicing when we have satisfied its performance obligation and have an unconditional right to the payment. Under Topic 606, our right to consideration in exchange for goods or services that we have transferred to a customer is recognized as a contract asset. We had no contract assets as of December 31, 2022 and 2023.

The contract liabilities consist of deferred revenue, which relates to unsatisfied performance obligations at the end of each reporting period and consists of tuition received in advance from students. As of December 31, 2022 and 2023, our deferred revenue amounted to $0.8 million and $0.5 million for each period, respectively.

Allowance for Credit Losses

In accordance with Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments - Credit Losses, the Company estimates and records an expected lifetime credit loss on accounts receivable and long-term receivable included in other non-current assets by utilizing historical write-off rates as a starting point for determining expected credit losses and has considered all available relevant information, including details about past events, current conditions, and reasonable and supportable forecasts, as well as their impact on the expected credit losses. The allowance for expected credit losses is adjusted for current conditions and reasonable and supportable forecasts. The Company recognized a provision for expected credit losses on accounts receivable of $1.1 million and $0.5 million in 2022 and 2023, respectively, and on long-term receivable of $0.8 million in 2023.

Intangible assets, net

Intangible assets, net represent brand, software, trade name and accreditation. The software was initially recorded at historic acquisition costs or cost directly incurred to develop the software during the application development stage that can provide future benefits, and amortized on a straight-line basis over estimated useful lives.

Other finite-lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis, except student populations and customer relationships, which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. We review identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (see Note 8-Intangible Assets, Net to the audited consolidated financial statements for additional information):

Software	2 years to 10 years
Trade names	Indefinite
Brand	Indefinite
Others	1.3 years to 10 years

We have determined that trade names and brand have the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective trade names and brands. Consequently, the carrying amounts of trade names and brands are not amortized but are tested for impairment annually in the third quarter or more frequently if events or circumstances indicate that the assets may be impaired. Such impairment test consists of a comparison of the fair values of the trade names and brand with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names and brand exceed their fair values.

We performed impairment testing of indefinite-lived intangible assets in accordance with ASC 350 as of September 30 every year, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing qualitative assessment. When these events occur, we estimate the fair value of these trade names and brands with the Relief from Royalty method (“RFR”), which is one of the income approaches. The RFR method is generally applied for assets that are frequently licensed in exchange for royalty payments. As the owner of the asset is relieved from paying such royalties to a third party for using the asset, economic benefit is reflected by notional royalty savings. An impairment loss is recognized for any excess in the carrying value over the fair value of trade names and brands. For the years ended December 31, 2022 and 2023, we performed impairment tests on the trade name and brand and recognized impairment loss of $0.7 million and nil on brand, respectively.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets, using the expected future discounted cash flows. There is no impairment loss from other long-lived assets during the years ended December 31, 2022 and 2023.

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

Lease

We adopted ASC 842 Leases as of January 1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. Therefore, we have not restated comparative period financial information for the effects of ASC 842 and will not make the new required lease disclosures for comparative periods beginning before January 1, 2019. We selected the package of practical expedients permitted under the transition guidance within the new standard, which, among other things, (i) allowed us to carry forward the historical lease classification; (ii) did not require us to reassess whether any expired or existing contracts are or contain leases; (iii) did not require us to reassess initial direct costs for any existing leases.

We identify a lease as a contract or part of a contract that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, we recognize operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term leases and are not recognized as right-of-use assets and lease liabilities on the consolidated balance sheet. We recognize lease expenses for short-term leases on a straight-line basis over the lease term. For finance leases, we recognize finance lease right-of-use assets. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using our incremental borrowing rate over a similar term of the lease payments at lease commencement. Some of our lease agreements contain renewal options; however, we do not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that we are reasonably certain of renewing the lease at inception or when a triggering event occurs. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees or material-restrictive covenants.

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

Foreign currency translation

The Group uses US$ as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, United States, is US$. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ or their respective local currency as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of comprehensive income.

Historically, we presented our financial results in Renminbi. Starting from January 1, 2023, we changed our reporting currency from Renminbi to U.S. dollars since a majority of our revenues and expenses are now denominated in U.S. dollars. We believe the alignment of the reporting currency with the underlying operations would better illustrate our results of operations for each period. The historical results of operations and financial statements included in this report are presented based on what were presented in the previous filed Form 20-F.

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

Summary of Consolidated Statements of Operations

	For the Years Ended December 31,
	2022	2023
	$	$

	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
Total net revenues	14,840	9,163
COST OF REVENUES:
Total cost of revenues	(14,556)	(6,669)
GROSS PROFIT	284	2,494
Operating expenses:
Selling and marketing	(1,487)	(1,051)
General and administrative (1)	(7,628)	(5,264)
Research and development	—	(484)
Impairment loss	(657)	—
Total operating expenses	(9,772)	(6,799)
OPERATING LOSS	(9,488)	(4,305)
OTHER INCOME, NET	236	1,144
LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	(9,252)	(3,161)
Income tax expense	—	(14)
LOSS FROM CONTINUING OPERATIONS	(9,252)	(3,175)
Loss from and on sale of discontinued operation, net of income tax	(5,056)	—
NET LOSS	(14,308)	(3,175)
Less: Net loss attributable to noncontrolling interests from continuing operations	—	—
Less: Net loss attributable to noncontrolling interests from discontinued operations	(235)	—
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM CONTINUING OPERATIONS	(9,252)	(3,175)
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM DISCONTINUED OPERATIONS	(4,821)	—
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(14,073)	(3,175)
(1)	Includes depreciation and amortization of $0.2 million and $0.02 million for the years ended December 31, 2022 and 2023, respectively.

Year ended December 31, 2023 compared with year ended December 31, 2022

Net revenues. Our net revenues from continuing operations decreased by 37.8% from $14.8 million in 2022 to $9.2 million in 2023. The decrease was primarily due to the permanent closure of Bay State College on August 31, 2023.

Cost of revenues. Our cost of revenues from continuing operations decreased by 53.8% from $14.5 million in 2022 to $6.7 million in 2023. The decrease was primarily due to the closure of Bay State College on August 31, 2023.

Gross profit. Gross profit as a percentage of our net revenues from continuing operations increased from 1.9% in 2022 to 27.2% in 2023. The increase in gross profit was mainly attributable to lower cost of revenues.

Operating expenses. Our total operating expenses from continuing operations decreased by 30.6% from $9.8 million in 2022 to $6.8 million in 2023. This decrease was mainly due to stringent expense controls to improve operating efficiency during 2023.

●	Selling and marketing expenses. Our selling and marketing expenses from continuing operations decreased by 26.7% from $1.5 million in 2022 to $1.1 million in 2023. The decrease was due to stringent expense controls to improve operating efficiency during the period.
●	General and administrative expenses. Our general and administrative expenses from continuing operations decreased by 30.3% from $7.6 million in 2022 to $5.3 million in 2023. The decrease in 2023 was mainly due to the closure of Bay State College on August 31, 2023.
●	Research and development expenses. Our research and development expenses from continuing operations increased from nil in 2022 to $0.5 million in 2023. The increase in 2023 was mainly due to the development of our new product, HybriU, during the period.

Other income, net. We recorded other net income from continuing operations of $1.1 million in 2023, compared to other net income of $0.2 million in 2022. The increase was mainly due to the $1.4 million gain on disposal of assets from the BSC curriculum in 2023.

Net loss. In accordance with the above-mentioned factors, our net loss improved from $14.3 million in 2022 to $3.2 million in 2023.

B.	Liquidity and Capital Resources

As of December 31, 2023 our consolidated current assets exceeded our consolidated current liabilities by $2.7 million. Our consolidated net assets were $6.4 million as of December 31, 2023.

Our principal sources of liquidity has been cash provided by operating activities, financing activities and investing activities. We had net cash used in operating activities of $0.3 million, $5.6 million and $3.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had $4.8 million in unrestricted cash and cash equivalents. We are currently focusing on cost control measures to enhance operational efficiency by reducing leasing and labor costs.

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

Condensed summary of our cash flows

	For the Years Ended December 31,
	2022	2023
	$	$

	(in thousands)
Net cash used in operating activities, continuing operations	(5,646)	(290)
Net cash used in operating activities, discontinued operations	(3,602)	—
Net cash provided by (used in) investing activities, continuing operations	—	—
Net cash used in investing activities, discontinued operations	(19,491)	—
Net cash provided by financing activities, continuing operations	3,014	2,803
Net cash provided by financing activities, discontinued operations	2,040	—
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(100)	(128)
Net change in cash, cash equivalents and restricted cash	(23,785)	2,385
Cash, cash equivalents and restricted cash at beginning of year	31,455	7,670
Cash, cash equivalents and restricted cash at end of year	7,670	10,055
Less: Cash, cash equivalents and restricted cash of discontinued operations	—	—
Cash, cash equivalents and restricted cash at end of year from continuing operations	7,670	10,055

Operating activities

Net cash used in operating activities, continuing operations amounted to $0.3 million in the year ended December 31, 2023, compared with $5.6 million in the year ended December 31, 2022. Net cash used in operating activities, discontinued operations were nil in the year ended December 31, 2023, compared with net cash provided by operating activities, discontinued operations of $3.6 million in the year ended December 31, 2022.

Net cash used in operating activities from continuing operations in the year ended December 31, 2023 was primarily attributable to net loss of $3.2 million, a decrease in operating lease liabilities of $1.2 million, a decrease in accounts receivable of $1.4 million, a decrease in accrued and other liabilities of $2.3 million, and a decrease in accounts payable of $1.0 million. These were partially offset by amortization of operating lease right of use asset of $2.1 million, disposal loss from property and equipment of $0.3 million, a increase in prepaid and other current assets of $6.0 million and bad debt provision of $0.4 million.

Net cash used in operating activities from continuing operations in the year ended December 31, 2022 was primarily attributable to net loss from continuing operations of $9.3 million, a decrease in operating lease liabilities of $2.4 million, a decrease in deferred revenue of $0.8 million, lease termination and modification gain of $0.8 million, an increase in accounts receivable of $0.4 million, a decrease in accounts payable of $0.2 million, partially offset by amortization of operating lease right of use asset of $3.5 million, share-based compensation of $1.1 million, an increase in accrued and other liabilities of $0.9 million, a decrease in prepaid and other current assets of $0.8 million, a decrease in other non-current assets of $0.7 million, impairment loss of $0.7 million, depreciation and amortization of $0.2 million, bad debt provision of $0.2 million, and loss on disposal of subsidiaries of $0.2 million.

Investing activities

Net cash provided by investing activities, continuing operations was nil for each of the years ended December 31, 2023 and 2022. Net cash used in investing activities, discontinued operations was nil for the year ended December 31, 2023, compared with net cash used in investing activities, discontinued operations of $19.5 million for the year ended December 31, 2022.

Financing activities

Our financing activities consist primarily of proceeds from minority shareholder capital injections, short-term borrowings and funding provided to discontinued operations. Net cash provided by financing activities, continuing operations was $2.8 million in the year ended December 31, 2023, compared with net cash provided by financing activities, continuing operations of $3.0 million in the year ended December 31, 2022. Net cash provided by financing activities, discontinued operations amounted to nil and $2.0 million for the years ended December 31, 2023 and 2022, respectively.

Net cash provided by financing activities, continuing operations for the year ended December 31, 2023 was mainly attributable to $2.4 million in proceeds from short-term borrowing and $1.9 million in proceeds from issuance of ordinary shares and warrants to purchase ordinary shares , net of expenses, partially offset by $1.5 million in repayments of short-term borrowing.

Net cash provided by financing activities, continuing operations in the year ended December 31, 2022 was mainly attributable to $3.0 million in short-term borrowing proceeds.

Equity financing

We raised an aggregate amount of $2.0 million through private investments of ordinary shares and warrants in February 2023.

Short-term borrowings

Loan agreements for short-term borrowings consisted of the following:

	As of December 31,
	Maturities	2022	2023
		$	$
	(In thousands)
Short-term bank borrowing from East West Bank	November 2023	1,500	—
Short-term bank borrowing from East West Bank	January 2024	—	2,439
Short-term bank borrowing from Cathy Bank	October 2024	1,500	1,500

In October 2022 and January 2023, we pledged a restricted cash amount of $3.9 million to obtain a line of credit of $3.9 million from Cathy Bank and EAST WEST BANK, respectively.

On October 11, 2022, we received a loan from Cathy Bank in the amount of $1.5 million with a maturity date on October 11, 2023. On November 6, 2023, we renewed the loan from Cathy Bank with a maturity date on October 11, 2024 and bearing interest at 6.29% per annum. On January 6, 2023, we received a loan from EAST WEST BANK in the amount of $2.4 million with a maturity date of January 6, 2024, and bearing interest at 2.50% per annum. The pledge shall be terminated once all borrowings are repaid and pledge cancellation registration procedures are completed.

The weighted average interest rate of the borrowings outstanding was 3.45% and 4.40% per annum as of December 31, 2022 and 2023. The fair values of the borrowings approximate their carrying amounts. The weighted average borrowings for the years ended December 31, 2022 and 2023 were $0.5 million and $2.7 million, respectively.

The borrowings incurred interest expenses were $0.1 million and $0.2 million for the years ended December 31, 2022 and 2023. There was neither capitalization as additions to construction in progress nor guarantee fees for each of three years ended December 31, 2023.

Capital expenditures

Our capital expenditures were nil in each of the fiscal years ended December 31, 2022 and 2023.

Holding company structure

Ambow is not an operating company incorporated in the United States but rather a Cayman Islands holding company. We conduct our operations primarily through our subsidiaries in the United States. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

Inflation has not materially impacted our results of operations in recent years. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation.

Recent accounting standards

See of Notes 3(y) to the audited consolidated financial statements for recent accounting standards that could have an effect on us.

C.	Research and Development, Patents and Licenses

As of December 31, 2023, we employed eight full-time and part-time software and educational professionals. In 2022 and 2023, we spent nil and $0.5 million on research and development expenses, respectively.

D.	Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see “Item 5.A Operating and Financial Review and Prospects-Operating Results” and “5.B Operating and Financial Review and Prospects-Liquidity and Capital Resources.” Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

There were no new off-balance sheet arrangements as of December 31, 2022 and 2023.

F.	Contractual Long-Term Obligations

The following table presents a summary of our contractual long-term obligations and payments, by period, as of December 31, 2023.

	Payments Due by Period
		Less than			More than
	Total	1 Year	2-3 Years	4-5 Years	5 Years

	(in millions)
Operating lease obligations	$7.1	4.2	2.9	0	—

G.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Critical accounting policies and estimates.”

Item 6.     Directors, Senior Management and Employees

A.	Directors and Senior Management

The table below sets forth certain information relating to our directors and executive officers as of December 31, 2023.

Name	Age	Position	Class	Nationality	Residence
Jin Huang	58	President, Chief Executive Officer, Acting Chief Financial Officer and Chairman of the Board	Class III	United States	China

Chiao-Ling Hsu	55	Chief Operating Officer and President of NewSchool of Architecture & Design	N/A	Taiwan	China

Yanhui Ma (1)(2)	64	Director	Class III	United States	United States

Yigong Justin Chen (1)	54	Director	Class I	China	China

Mingjun Wang (1)(2)	62	Director	Class II	China	China
(1)	Member of the audit committee
(2)	Member of the compensation committee

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

Chiao-Ling Hsu has served as our Chief Operating Officer since June 2015. She took on the role of Interim President at NewSchool of Architecture & Design starting in 2022 and became the President in October 2023. Ms. Hsu has over 15 years of operating and management experience in the education industry. Since 2011, she has served as Chief Executive Officer of Hwa Kang Foundation, and as Executive Director of the Innovative Biz Group in the School of Continuing Education (SCE) at Chinese Culture University in Taipei. From 2012 to 2014, Ms. Hsu also was Vice Chairperson at the Center for Credentialing & Education in Greensboro, North Carolina in the United States. Previously, Ms. Hsu held several positions in the SCE at Chinese Culture University, including Chief Operating Office, Director of the Customer Contact Center, and Director of the E-learning Development Center. Ms. Hsu is a graduate of Chinese Culture University, and also holds a master’s degree in Business Education from New York University.

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

Justin Chen has served as a member of our board of directors since March, 2013. Mr. Justin Chen is a counsel at PacGate Law Group. He is a California licensed attorney and is qualified to practice before the United States Patent and Trademark Office. Justin Chen graduated from the University of Iowa, College of Law in 1998, with a Juris Doctor degree and graduated from Peking University, Department of Biochemistry with a bachelor’s degree in 1992 and obtained his master’s degree in Biochemistry and Juris Doctor degrees, both from the University of Iowa in 1995 and 1998, respectively.

Mingjun Wang has served as a member of our board of directors since September 2022 and is an independent non-executive director of the Company. Mr. Mingjun Wang has over 30 years of operating and management experience in the education and publishing industries. Since 2003, he has served as Chairman of the board directors of Beijing Century Oriental Science and Technology Inc. Since 2017, he has been an executive partner of Edtech Venture, a U. S. venture capital firm. Mr. Wang is also an entrepreneur and independent investor in the United States and China, with investment portfolios including Splashtop, Homatch, Century Oriental, OSA Technologies, 100E Inc. etc. Previously, Mr. Wang held Editor in Chief and Vice President positions of the Publishing House of Electronics Industry of China, and served as a member of the board of directors of China Electronics Association. Mr. Wang joined Pearson Education as an international rights manager in 1999. Mr. Wang graduated from Stanford University, School of Business in 1998 with a Master of Science in Management degree, obtained his Master of Electronics Engineering degree from Xidian University in 1988 and a Bachelor of Science degree from Shandong University, Department of Mathematics in 1983.

The business address of each of our executive officers and directors is Ambow Education Holding Ltd., 19925 Stevens Creek Blvd, Cupertino, CA 95014, United States of America.

There are no family relationships among any of our directors and executive officers.

None of our non-executive directors has any employment or service contract with our company.

Terms of executive officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

B.Compensation

During 2023, the aggregate cash compensation that we paid to our executive officers as a group was $0.1 million, which includes bonuses, salaries and other benefits that were earned in 2022 and paid in 2023.

There were no share-based compensation expenses for the share options during the years from 2021 to 2023. As of December 31, 2022 and 2023, all share options were vested.

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Company. Twenty-five percent of the awards shall vest on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participants’ continuing service of the Company through each vesting date. During 2022 and 2023, 45,833 and nil shares of restricted stock were vested, respectively.

On June 30, 2022, the Board of Directors approved to grant 5.2 million fully vested Class A ordinary shares of the restricted stock to senior employees of the Group for their services rendered in the past years.

Employment agreements

Service agreement with Dr. Jin Huang

We entered into a service agreement dated August 28, 2007 with Dr. Jin Huang, our Chief Executive Officer. The initial employment term under this service agreement was two years, automatically extending by successive periods of 12 months, unless we or Dr. Huang give the other party a written notice three months prior to the commencement of the next 12-month period indicating that the notifying party does not wish to extend the employment term, in which case the employment term will expire at the end of such three-month notice period.

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

Employment Agreements with our other Executive Officers

We have entered into employment agreements with most of our executive officers. Under these agreements, most of our executive officers is employed for a specified time period subject to renewal. As stipulated under the applicable laws, we may be required to provide severance compensation as expressly required by applicable law. In certain cases, in the event of termination without cause, we are also required to provide severance compensation in accordance with the terms of the applicable employment agreement.

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

Equity-based compensation plans

2010 Equity Incentive Plan

On June 1, 2010, we adopted the 2010 Equity Incentive Plan, or the “2010 Plan,” which became effective upon the completion of our IPO on August 5, 2010 and terminated automatically 10 years after its adoption.

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

Shares issued pursuant to awards under the Amended 2010 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the Amended 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the Amended 2010 Plan. As of December 31, 2023, the Group granted up to 7,305,222 Class A ordinary shares of the company to its employees, outside directors and consultants.

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

Options. The administrator may grant incentive stock options (“ISOs”) or non-statutory stock options (“NSOs”) under our Amended 2010 Plan. The exercise price of options granted under our Amended 2010 Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed 10 years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, the term of an ISO must not exceed five years and the exercise price of such ISO must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the option agreement. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of three months following termination (or 12 months in the event of a termination due to death or disability). However, in no event may an option be exercised later than the expiration of its term.

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

The following table summarizes, as of December 31, 2023, the share options and other equity awards granted to our executive officers under our Amended 2010 Plan or pursuant to other arrangements approved by our board of directors:

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

As of December 31, 2023, our board of directors consisted of four directors:

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

As of December 31, 2023, we and our subsidiaries had 37 full-time employees, and 124 part-time employees, respectively. As of December 31, 2023, we had the following numbers of full-time employees by cost nature: 19 in general and administrative functions, and 18 in cost of revenues. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth, as of March 10, 2024, certain information concerning the beneficial ownership of the Class A Ordinary Shares and Class C Ordinary Shares by (i) each shareholder known by the company to own beneficially five percent or more of the outstanding Class A Ordinary Shares and Class C Ordinary Shares; (ii) each director and the nominee for director of the company; (iii) each executive officer of the company; and (iv) all executive officers and directors of the company as a group, and their percentage ownership and voting power.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons named in the following table have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. As of March 10, 2024, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 52,019,109 Class A Ordinary Shares issued and outstanding and the percentage of beneficial ownership for holders of Class C ordinary shares is based on 4,708,415 Class C Ordinary Shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class C ordinary shares are entitled to ten votes per share.

Unless otherwise indicated, the address of such individual is c/o Ambow Education Holding Ltd., 19925 Stevens Creek Blvd, Cupertino, CA 95014.

	Shares beneficially owned (1)						Percentage of votes held
	Number of	Percentage of	Number of	Percentage of			Based on	Based on	Based on
	Class A	Class A	Class C	Class C	Number of	Percentage of	total Class	total Class	Total
	ordinary	Ordinary	Ordinary	ordinary	total ordinary	total ordinary	A ordinary	C ordinary	Ordinary
Name	shares	shares (%)	shares	shares (%)	shares	shares (%)	shares (%)	shares (%)	shares (%)
Directors and Executive Officers:
Jin Huang (2)(5)	351,312	0.68%	4,708,415	100%	5,059,727	8.92%	0.68%	100%	47.86%
Yigong Justin Chen	—	—	—	—	—	—	—	—	—
Mingjun Wang	—	—	—	—	—	—	—	—	—
Yanhui Ma	—	—	—	—	—	—	—	—	—
Chiao-Ling Hsu	—	—	—	—	—	—	—	—	—

All executive officers and directors of the company as a group (6 persons) (4)	958,430	1.84%	4,708,415	100%	5,666,845	9.99%	1.84%	100%	48.48%

5% and Greater Shareholders
New Summit Global Limited	2,703,475	5.20%	—	—	2,703,475	4.77%	5.20%	—	2.73%
CEIHL Partners (I) Limited (3)	3,420,375	6.58%	—	—	3,420,375	6.03%	6.58%	—	3.45%
CEIHL Partners (II) Limited (3)	11,144,636	21.42%	—	—	11,144,636	19.65%	21.42%	—	11.25%
New Flourish Holdings Limited (5)(6)	770,212	1.48%	4,288,415	91.08%	5,058,627	8.92%	1.48%	91.08%	44.05%
Spin-Rich Ltd. (5)(7)	—	—	420,000	8.92%	420,000	0.74%	—	8.92%	4.24%
Core Values Fund, L.P. (8)	5,000,000	9.61%	—	—	5,000,000	8.81%	9.61%	—	5.05%

Note: Shares of executive officers and directors less than 1% of outstanding shares and shares of shareholders less than 5% of outstanding shares were not shown.

(1)	In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares subject to warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.
(2)	Of the 351,312 Class A Ordinary Shares (i) 287,214 of the Class A Ordinary Shares are owned by New Flourish Holdings Limited (“New Flourish”) for the benefit of Dr. Huang and certain officers of the Company, and (ii) 64,098 of the Class A Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares held by New Flourish, but disclaims beneficial ownership over such shares, which are held for the benefit of certain officers of the Company.
(3)	Mrs. Ye Wen is the sole shareholder of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited (collectively “CEIHL”). CEIHL Partners (I) Limited holds 3,420,375 Class A Ordinary Shares and CEIHL Partners (II) Limited holds 11,144,636 Class A Ordinary Shares. As the sole shareholder of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited, Mrs. Ye Wen has sole voting and dispositive power over the Class A Ordinary Shares held by CEIHL.
(4)	Includes Class A Ordinary Shares and Class C Ordinary Shares held by all of our directors and executive officers as a group.
(5)	Of the 4,708,415 Class C Ordinary Shares, (i) 4,288,415 of the Class C Ordinary Shares are owned by New Flourish for the benefit of Dr. Jin Huang, and (ii) 420,000 of the Class C Ordinary Shares are owned by Spin-Rich Ltd. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class C Ordinary Shares held by New Flourish.

(6)	Dr. Jin Huang, as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares and the Class C Ordinary Shares owned by New Flourish. Dr. Huang disclaims beneficial ownership over the Class A Ordinary Shares held by New Flourish , which are held for the benefit of certain officers of the Company.
(7)	Dr. Jin Huang has sole voting control and investment power over Class C Ordinary Shares owned by Spin-Rich Ltd.
(8)	Mr. Zhang Tong is the general partner of Core Values Fund, L.P. (“Core”). Core holds 5,000,000 Class A Ordinary Shares. As the general partner of Core, Mr. Zhang Tong has voting and dispositive power over the Class A Ordinary Shares held by Core.

Except as disclosed in this annual report, there are no relationships between the parties. Other than the voting proxies given to Dr. Jin Huang, and the contractual control arrangements disclosed in this annual report. We are not aware of any relationship or arrangement between or among any shareholders that would enable any of them to control, in substance or contractually, any other shareholder’s vote.

On November 23, 2022, we entered a share purchase agreement to dispose all equity interest of Ambow China for a cash consideration of $12.0 million. The Sale of Ambow China was complete on December 31, 2022. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased the control of all the VIEs.

As of March 10, 2024, approximately 56,727,524 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of March 10, 2024, 814,018 ADRs, representing 16,280,360 underlying ordinary shares were outstanding. The number of beneficial owners of our ADR in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Item 7.     Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6.E Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

As of December 31, 2023, we had nil due from and due to related party. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased control of all the VIEs.

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

Registration rights

We entered into a registration rights agreement with Campus Holdings Limited (“Campus:”) Dr. Huang and Spin-Rich Ltd., which entitles them to certain registration rights, including demand registration rights, Form F-3 registration rights, and piggyback registration rights.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

A.	Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements.”

Legal Proceedings

As of December 31, 2023, there are no claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to our knowledge, are reasonably possible to have, a material change on our financial position results of operations or cash flow.

From time to time, we have been involved in various legal and regulatory proceedings arising in the normal course of business. While we cannot predict the occurrence or outcome of these proceedings with certainty, we do not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to our consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on our results of operations.

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

Our ADSs (each representing twenty Class A Ordinary Shares) currently trade in the NYSE American under the symbol “AMBO”. Prior to February 20, 2024, one ADS represented two Class A ordinary share. On February 20, 2024, we effected a change of the ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to one ADS representing twenty Class A ordinary shares. The ratio change has the same effect as a 1-for-10 ADS reverse split. There was no change to the our underlying Class A ordinary shares, and no Class A ordinary shares was issued or cancelled in connection with the change in ADS ratio.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

There are no exchange control or currency regulations in the Cayman Islands that would affect the payment of dividends, interest or other payments to non-resident holders of the Company’s securities, including the ordinary shares. Other jurisdictions in which the Company conducts operations may have various currency or exchange controls. In addition, the Company is subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company. As to the Company’s securities, Cayman Islands law and the Memorandum and Articles impose no limitations on the right of non-resident or foreign owners to hold or vote such securities.

E.	Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of any investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ADSs or ordinary shares under the laws of their country of citizenship, residence or domicile.

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

I.	Subsidiary Information

See “Item 4.C Information on the Company—Organizational Structure” for information about our subsidiaries.

J.	Annual Report to Security Holders.

Not applicable.

Item 11.       Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk. At December 31, 2022 and 2023, we had $3.0 million and $3.9 million, respectively, of borrowings outstanding. The interest rates on our borrowings are fixed as defined in respective loan agreements. A hypothetical 10% increase in interest rates in 2023 would have resulted in an increase of approximately $0.01 million in our interest expense for 2023.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, or PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the PBOC announced it has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. From 2010 to 2023, the depreciation of the RMB against the U.S. dollar reached 0.9% in total. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Item 12.	Description of Securities Other Than Equity Securities
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Citibank, N.A. is the depositary of our ADS program. Our ADS holders will be required to pay the following service fees to the depositary bank for our ADSs:

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses incurred by us in respect of our ADR program and investor relations program. For the year ended December 31, 2023, we have received $830.8, net of applicable taxes, from Citibank, N.A., the depositary bank for our ADR program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.        Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded, as of December 31, 2023, that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2023.

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

Item 16         [Reserved]

Item 16A      Audit Committee Financial Expert

Our board of directors has determined that Yanhui Ma, an independent director (using the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) and member of our audit committee is our audit committee financial expert.

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

Item 16C      Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firm for 2022 and 2023. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the years ended December 31,
	2022	2023

	(U.S. dollars in millions)
Audit fees	0.4	0.2

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

Item 16I      Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16JInsider Trading Policies

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

Item 16KCybersecurity

Risk Management and Strategy

We have developed and put into place an information security program that is customized to fit our specific operations, infrastructure, products, and services, as well as the level of sensitivity of our data. This program involves processes that are specifically created to recognize, evaluate, and handle significant risks stemming from cybersecurity threats.

We have implemented cybersecurity risk management processes that include, for example, vulnerability assessments, application security assessments, penetration testing, third party security assessments, security audits, and ongoing risk assessments. In addition, we have implemented technical, physical, and organizational safeguards designed to mitigate material risks from cybersecurity threats, including, for example, depending on the environment or system: information security policies and standards, data protection policies and standards, security training and awareness campaigns, information protection processes, and systems monitoring for cybersecurity threats. We have also implemented an Incident Response Plan and procedures that provide a framework for responding to cybersecurity incidents.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors oversees the cybersecurity risks and be informed on risks from cybersecurity threats and receives reports from members of the cybersecurity management team during board meetings regarding the management of cybersecurity risks and any existing issues.

Our cybersecurity management team is informed about and monitors the prevention, detection, mitigation and remediation of key cybersecurity risks and incidents through a variety of ways. These ways may include providing periodic briefings on the current state of our defenses, potential threats, and counteractive measures, discussing the impact of cybersecurity trends on our strategic outlook and risk landscape, evaluating our cybersecurity strategy to ensure it is ahead of emerging threats, working with independent cybersecurity experts, and objectively complementing and evaluating our internal cybersecurity posture. We have the necessary skills and extensive external resources to mitigate, detect, respond to, and recover from cybersecurity risks and incidents.

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
2.1

Specimen American Depositary Receipt (incorporated by reference to Exhibit (a) of our F-6 registration statement (File No. 333-168238), initially filed with the Commission on July 21, 2010, as amended on January 29, 2024 (the “F-6 Registration Statement”))

2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of the F-1 Registration Statement)
2.3

Form of Deposit Agreement among the company, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a) of the F-6 Registration Statement, as amended on January 29, 2024)

2.4

Third Amended and Restated Investor Rights Agreement, among the company and the other parties therein (incorporated by reference to Exhibit 4.4 of our registration statement (File No. 333-168096), as amended, initially filed with the Commission on July 14, 2010 (the “F-1 Registration Statement”)

2.5*	Description of Securities of the Registrant
4.1	Form of Indemnification Agreement with the company’s directors and executive officers (incorporated by reference to Exhibit 10.3 of the F-1 Registration Statement)
4.2	Amended 2010 plan (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on November 14, 2018)
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

8.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1*	Code of Ethics
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP*
97*	Clawback Policy
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*
Exhibit 104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

	By:	/s/ Jin Huang

Dr. Jin Huang
President, Chief Executive Officer and Acting Chief Financial Officer

Date: April 25, 2024

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

f-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of Ambow Education Holding Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ambow Education Holding Ltd. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

f-2

Impairment Assessment on Intangible Assets and Other Long Lived Assets

Critical Audit Matter Description

As described in Note 7, Note 8, and Note 16 to the consolidated financial statements, the Company performed impairment analysis on the property and equipment, intangible assets, and operating lease right-of-use assets, and no impairment loss recognized for property and equipment, intangible assets, or operating lease right-of-use assets during the year ended December 31, 2023.

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

New York, NY

April 25, 2024

f-3

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2022	2023
		Note 3(b)

ASSETS
Current assets:
Cash and cash equivalents	4	$3,308	$4,834
Restricted cash	4	4,362	5,221
Accounts receivable, net	5	1,983	2,280
Prepaid and other current assets	6	6,171	178
Total current assets		15,824	12,513
Non-current assets:
Property and equipment, net	7	276	6
Intangible assets, net	8	537	522
Other non-current assets, net	9	1,970	2,629
Operating lease right-of-use asset	16	6,909	4,896
Total non-current assets		9,692	8,053

Total assets		$25,516	$20,566

The accompanying notes are an integral part of these consolidated financial statements.

f-4

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2022	2023
		Note 3(b)

LIABILITIES
Current liabilities:
Short-term borrowings	10	$3,029	$3,939
Accounts payable		2,393	1,386
Accrued and other liabilities	11	3,737	1,468
Income taxes payable, current		528	510
Operating lease liability, current	16	2,218	2,486
Total current liabilities		11,905	9,789
Non-current liabilities:
Operating lease liability, non-current	16	5,744	4,349
Total non-current liabilities		5,744	4,349

Total liabilities		$17,649	$14,138

The accompanying notes are an integral part of these consolidated financial statements.

f-5

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2022	2023
		Note 3(b)

Commitments and contingencies	17

EQUITY
Preferred shares
($0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2022 and 2023)		—	—
Class A Ordinary shares
($0.003 par value; 66,666,667 and 66,666,667 shares authorized; 47,419,109 and 52,419,109 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	12	$131	$146
Class C Ordinary shares
($0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	12	13	13
Additional paid-in capital		515,182	517,031
Accumulated deficit		(507,459)	(510,634)
Accumulated other comprehensive income		—	(128)
Total equity		7,867	6,428
Total liabilities and equity		$25,516	$20,566

The accompanying notes are an integral part of these consolidated financial statements.

f-6

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2021	2022	2023
		Note 3(b)	Note 3(b)

NET REVENUES
- Educational programs and services		$17,816	$14,840	$9,163
COST OF REVENUES
- Educational programs and services		(15,393)	(14,556)	(6,669)

GROSS PROFIT		2,423	284	2,494
OPERATING EXPENSES
Selling and marketing		(3,133)	(1,487)	(1,051)
General and administrative		(7,922)	(7,628)	(5,264)
Research and development		—	—	(484)
Impairment loss		—	(657)	—
Total operating expenses		(11,055)	(9,772)	(6,799)

OPERATING LOSS		(8,632)	(9,488)	(4,305)

OTHER INCOME (EXPENSE)
Interest income (expenses), net	10	238	(101)	(57)
Other (expenses) income, net		(260)	500	(199)
Gain on forgiven PPP loan		1,460	—	—
Loss on disposal of subsidiaries		—	(163)	—
Gain on disposal of assets	18	—	—	1,400
Total other income, net		1,438	236	1,144

LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS		(7,194)	(9,252)	(3,161)
Income tax benefit (expenses)		505	—	(14)

LOSS FROM CONTINUING OPERATIONS		(6,689)	(9,252)	(3,175)
Income (Loss) from and on sale of discontinued operations, net of income tax		7,002	(5,056)	—

NET INCOME (LOSS)		$313	$(14,308)	$(3,175)
Less: Net loss attributable to noncontrolling interests from continuing operations		—	—	—
Less: Net loss attributable to noncontrolling interests from discontinued operations		(157)	(235)	—

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM CONTINUING OPERATIONS		(6,689)	(9,252)	(3,175)
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM DISCONTINUED OPERATIONS		7,159	(4,821)	—

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		$470	$(14,073)	$(3,175)

OTHER COMPREHENSIVE LOSS, NET OF TAX
Foreign translation adjustments		(112)	(339)	—
Unrealized loss on short term investments		(16)	—	—
Other comprehensive loss		(128)	(339)	—

TOTAL COMPREHENSIVE INCOME (LOSS)		185	(14,647)	(3,175)

Basic loss from continuing operations per share	15	$(0.14)	$(0.19)	$(0.06)
Diluted loss from continuing operations per share	15	$(0.14)	$(0.19)	$(0.06)
Basic loss from continuing operations per ADS	15	$(2.80)	$(3.80)	$(1.20)
Diluted loss from continuing operations per ADS	15	$(2.80)	$(3.80)	$(1.20)

Basic income (loss) from discontinued operations per share	15	$0.15	$(0.10)	—
Diluted income (loss) from discontinued operations per share	15	$0.15	$(0.10)	—
Basic income (loss) from discontinued operations per ADS	15	$3.00	$(2.00)	—
Diluted income (loss) from discontinued operations per ADS	15	$3.00	$(2.00)	—

Weighted average shares used in calculating basic net income (loss) per share		46,654,853	49,458,266	56,333,003
Weighted average shares used in calculating diluted net income (loss) per share		46,654,853	49,458,266	56,333,003
Share-based compensation expense from continuing operations included in:
- Selling and marketing		—	—	—
- General and administrative	13	$139	$1,083	—
- Research and development		—	—	—

The accompanying notes are an integral part of these consolidated financial statements

f-7

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary					Accumulated
		shares		shares		Additional			other	Non-
		(Note 12)		(Note 12)		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity
	Note
Balance as of January 1, 2021		41,923,276	$115	4,708,415	$13	$513,976	$615	$(495,769)	$1,765	$(315)	$20,400
Share-based compensation	13	—	—	—	—	139	—	—	—	—	139
Issuance of ordinary shares for restricted stock award	13	50,000	0	—	—	(0)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	(112)	—	(112)
Unrealized gain on investment, net of income taxes		—	—	—	—	—	—	—	(16)	—	(16)
Deregistration of subsidiaries		—	—	—	—	—	(59)	59	—	526	526
Capital injection from minority shareholders		—	—	—	—	—	—	—	—	16	16
Net income (loss)		—	—	—	—	—	—	470	—	(157)	313
Balance as of December 31, 2021		41,973,276	$115	4,708,415	$13	$514,115	$556	$(495,240)	$1,637	$70	$21,266

The accompanying notes are an integral part of these consolidated financial statements.

f-8

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary					Accumulated
		shares		shares		Additional			other	Non-
		(Note 12)		(Note 12)		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity
	Note
Balance as of January 1, 2022		41,973,276	$115	4,708,415	$13	$514,115	$556	$(495,240)	$1,637	$70	$21,266
Share-based compensation	13	—	—	—	—	1,083	—	—	—	—	1,083
Issuance of ordinary shares for restricted stock award	13	5,445,833	16	—	—	(16)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	1,298	(1,637)	—	(339)
Disposal of subsidiaries		—	—	—	—	—	(556)	556	—	(17)	(17)
Capital injection from minority shareholders		—	—	—	—	—	—	—	—	182	182
Net loss		—	—	—	—	—	—	(14,073)	—	(235)	(14,308)
Balance as of December 31, 2022		47,419,109	$131	4,708,415	$13	$515,182	—	$(507,459)	—	—	$7,867

The accompanying notes are an integral part of these consolidated financial statements.

f-9

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class C Ordinary					Accumulated
		shares		shares		Additional			other	Non-
		(Note 12)		(Note 12)		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity
	Note
Balance as of January 1, 2023		47,419,109	$131	4,708,415	$13	$515,182	—	$(507,459)	—	—	$7,867
Issuance of ordinary shares in a registered direct offering	12	5,000,000	15	—	—	1,849	—	—	—	—	1,864
Impact on changing the reporting currency		—	—	—	—	—	—	—	(128)	—	(128)
Net loss		—	—	—	—	—	—	(3,175)	—	—	(3,175)
Balance as of December 31, 2023		52,419,109	$146	4,708,415	$13	$517,031	—	$(510,634)	$(128)	—	$6,428

The accompanying notes are an integral part of these consolidated financial statements.

f-10

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2021	2022	2023
	Note 3(b)	Note 3(b)
Cash flows from operating activities
Net loss from continuing operations	$(6,689)	$(9,252)	$(3,175)
Net income (loss) from discontinued operations	7,002	(5,056)	—
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	378	226	18
Amortization of operating lease right-of-use asset	3,390	3,519	2,076
Lease termination and modification gain	—	(756)	—
Share-based compensation expense	139	1,083	—
Bad debt provision	752	163	389
Impairment loss	—	657	—
Interest expense	(12)	—	—
Deferred income tax benefit	(542)	—	—
Loss on disposal of subsidiaries	—	163	—
Disposal loss from property and equipment	—	—	267
Gain from forgiven PPP loan	(1,460)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,627)	(415)	(1,384)
Prepaid and other current assets	145	788	5,993
Other non-current assets	1,100	722	39
Accounts payable	1,476	(237)	(1,007)
Accrued and other liabilities	3,161	860	(2,298)
Income tax payable	(153)	—	(18)
Deferred revenue	86	(781)	—
Operating lease liabilities	(3,309)	(2,386)	(1,190)
Net cash used in operating activities, continuing operations	(3,165)	(5,646)	(290)
Net cash provided by (used in) operating activities, discontinued operations	666	(3,602)	—
Cash flows from investing activities
Proceeds from sale of property and equipment	19	—	—
Proceeds from sale of intangible assets	13	—	—
Net cash provided by investing activities, continuing operations	32	—	—
Net cash provided by (used in) investing activities, discontinued operations	16,789	(19,491)	—

The accompanying notes are an integral part of these consolidated financial statements.

f-11

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2021	2022	2023
	Note 3(b)	Note 3(b)

Cash flows from financing activities
Proceeds from issuance of ordinary shares and warrants to purchase ordinary shares, net off expenses	16	—	1,864
Proceeds from short-term borrowing	—	3,014	2,439
Repayments of short-term borrowing	—	—	(1,500)
Funding provided to discontinued operations	(99)	—	—
Net cash (used in) provided by financing activities, continuing operations	(83)	3,014	2,803
Net cash provided by financing activities, discontinued operations	999	2,040	—

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(2,558)	(100)	(128)

Net change in cash, cash equivalents and restricted cash	12,680	(23,785)	2,385

Cash, cash equivalents and restricted cash at beginning of year	18,775	31,455	7,670

Cash, cash equivalents and restricted cash at end of year	$31,455	$7,670	$10,055
Less: Cash, restricted cash and cash equivalents of discontinued operations	29,846	—	—
Cash, cash equivalents and restricted cash at end of year from continuing operations	$1,609	$7,670	$10,055
Supplemental disclosure of cash flow information
income tax paid	—	—	$(27)
Interest paid	—	$(1)	$(164)
Supplemental disclosure of non-cash investing and financing activities:
Derecognition of assets other than cash of disposed subsidiaries/deregistered subsidiaries	—	$62	—
Derecognition of liabilities of disposed subsidiaries/deregistered subsidiaries, net of recognized amount due to the disposed subsidiaries/deregistered subsidiaries	—	$86	—
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$1,343	—	$129
Receivable from sale of discontinued operations	—	$6,058	—

The accompanying notes are an integral part of these consolidated financial statements.

f-12

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

The Company was incorporated in the Cayman Islands on June 26, 2007. On August 5, 2010, the Company and certain selling shareholders of the Company completed its initial public offering. In June 2018, the Company completed its public offering of 2,070,000 ADSs at $4.25 per ADS.

On October 5, 2020, the Company completed the issuance of 1,507,538 ADSs, at a purchase price of $3.98 per ADS, in a registered direct offering. Each ADS represents two Class A ordinary shares of the Company.

On November 23, 2022, the Company and its wholly owned subsidiaries, namely Ambow Education Ltd., Ambow Education Management Ltd. and Ambow Education Group Ltd. (collectively, the “Ambow China”) entered into a share purchase agreement (the “Purchase Agreement”) with Clover Wealth Limited (the “Purchaser”), a third party. Pursuant to the Purchase Agreement, the Company have agreed to sell all of the equity interests in the Ambow China to the Purchaser in consideration of the Purchaser paying $12 million in cash to the Company (the “Sale of Ambow China”). The Sale was completed on December 31, 2022. Upon completion of the Sale of Ambow China, the Company would have sold all of its assets and operations in China. The Sale of Ambow China does not affect the sale of the K-9 Business and the historical financial data related to the K-9 business are included in discontinued operations.

On February 28, 2023, the Company completed the issuance of 2,500,000 ADSs (representing 5,000,000 Class A Ordinary Shares), at a purchase price of $0.80 per ADS, in a registered direct offering.

b.    Nature of operations

The Group is a U.S.-based, AI-driven technology educational company. Its mission is to eliminate barriers between online and offline environments, languages and regions, and academia and industry. The Group is developing a new HybriU AI Digital Education Solution that transforms the educational environment, bridging the gap between traditional methods and the future of digital learning. This solution combines sophisticated software and hardware to create an AI-powered digital and hybrid classroom, designed to enhance educational delivery and engagement. Through HybriU, the Group’s dynamic will be patented open-platform technology that facilitates hybrid learning. In addition, the Group offers high-quality, individualized, and dynamic career education services and products through the operation of its for-profit colleges.

f-13

c.    Major subsidiaries

As of December 31, 2023, the Company’s major subsidiaries include the following entities:

		Place of	Percentage
	Date of	incorporation	of
	incorporation	(or establishment)	ownership
Name	or acquisition	/operation	%	Principal activity
Subsidiaries

Ambow Education Inc.	July 5, 2016	United States	100%	Investment Holding

Ambow BSC Inc.	February 14, 2017	United States	100%	Investment Holding

Bay State College Inc. (Note i)	November 20, 2017	United States	100%	CP&CE Programs

Ambow NSAD Inc.	May 8, 2019	United States	100%	Investment Holding

NewSchool of Architecture and Design, LLC (“NewSchool”)	March 6, 2020	United States	100%	CP&CE Programs

(Note i) The Board of Trustees announced to permanently close Bay State College at the end of the 2022-2023 academic year, and this permanent close has been completed on August 31, 2023.

2. LIQUIDITY AND CAPITAL RESOURCES

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2023, the Group’s consolidated current assets exceeded its consolidated current liabilities by $2,724. The Group’s consolidated net assets were $6,428 as of December 31, 2023.

The Group’s principal sources of liquidity have been cash provided by operating activities, bank borrowings, third-party loans, and ordinary share issuances. The Group had net cash used in operating activities from continuing operations of $3,165, $5,646 and $290 for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, the Group had $4,834 in unrestricted cash and cash equivalents.

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

Risks and Uncertainties

On January 19, 2023, the New England Commission of Higher Education (“NECHE”) informed Bay State College (“BSC”) of its intention to withdraw BSC’s accreditation as of August 31, 2023. Following the rejection of Ambow’s appeal, the Board of Trustees announced to permanently close Bay State College at the end of the 2022-2023 academic year, and this permanent closer has been completed on August 31, 2023. The College provided academic, support and transitional services to students through August 31, 2023, and signed agreements with several area universities to provide program completion pathways to Bay State students, often with enhanced transfer and other opportunities.

f-14

3. SIGNIFICANT ACCOUNTING POLICIES

a.    Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulation of the U.S. Securities and Exchange Commission (the “SEC”).

b.    Foreign currency translation

The Company uses US$ as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, United States, is US$. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ or their respective local currency as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of comprehensive income.

Historically, the Company presented its financial results in Renminbi. Starting from January 1, 2023, the Company changed its reporting currency from Renminbi to U.S. dollars since a majority of its revenues and expenses are now denominated in U.S. dollars. The Company believes the alignment of the reporting currency with the underlying operations would better illustrate its results of operations for each period. The historical results of operations and financial statements included in this report are presented based on what were presented in the previous filed Form 20-F.

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

The consolidated financial statements include the financial statements of the Company, its subsidiaries.

e.    Reclassifications

Certain prior year amounts were reclassified to conform with current year’s presentation.

f.    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when initially purchased.

f-15

g.    Restricted cash

Restricted cash includes the deposits required by department of education for contract implementation and the deposits necessary to secure lines of credit from financial institutions.

h.    Accounts receivable, net

Accounts receivable, net mainly represent the amounts due from the students of the Group’s school in the US.

i.    Allowance for Credit Losses

In accordance with Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments - Credit Losses, the Company estimates and records an expected lifetime credit loss on accounts receivable and long-term receivable included in other non-current assets by utilizing historical write-off rates as a starting point for determining expected credit losses and has considered all available relevant information, including details about past events, current conditions, and reasonable and supportable forecasts, as well as their impact on the expected credit losses. The allowance for expected credit losses is adjusted for current conditions and reasonable and supportable forecasts. The Company recognized a provision for expected credit losses on accounts receivable of $1,106 and $533 in 2022 and 2023, respectively, and on long-term receivable of $769 in 2023.

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

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The Group reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (Refer to Note 8-Intangible Assets for further information):

Software	2 years to 10 years
Trade names	Indefinite
Brand	Indefinite
Others	1.3 years to 10 years

f-16

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

The Group performed impairment testing of indefinite-lived intangible assets in accordance with ASC 350, as of September 30 every year, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing qualitative assessment. When these events occur, the Group estimates the fair value of these trade names and brand with the Relief from Royalty method (“RFR”), which is one of the income approaches. RFR method is generally applied for assets that frequently licensed in exchange for royalty payments. As the owner of the asset is relieved from paying such royalties to a third party for using the asset, economic benefit is reflected by notional royalty savings. An impairment loss is recognized for any excess in the carrying value over the fair value of trade names and brands.

l.    Segments

The Group evaluates a reporting unit by first identifying its operating segments, and then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meets the definition of a business, the Group evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Group determines if the segments are economically similar and, if so, the operating segments are aggregated. The Group has one reportable segment, which is CP& CE Programs as of December 31, 2023.

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

f-17

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

Contract Balances

The transferred control of promised service to customers results in the Group’s unconditional rights and conditional consideration receivable on passage of time. The Group has no contract assets as of December 31, 2022 and 2023.

The contract liabilities consist of deferred revenue, which relates to unsatisfied performance obligations at the end of each reporting period and consists of tuition received in advance from students. As of December 31, 2022 and 2023, the Group’s deferred revenue amount to $754 and $544, respectively.

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

f-18

e.The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term;

q.    Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses from continuing operations were $1,035, $27 and $20 for the years ended December 31, 2021, 2022 and 2023, respectively, and have been included as part of selling and marketing expenses.

r.    Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, prepayment and other current assets, accounts payable and short-term borrowings. The carrying values of the financial instruments approximate their fair values due to their short-term maturities.

s.    Net (loss) income per share

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

t.    Income taxes

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

ASC 740-10-50-19 requires that an entity disclose its policy on classification of interest and penalties due to taxing authorities in the notes to the financial statements. In addition, ASC 740-10-50-15(c) requires that all entities disclose in the statement of operations and in the statement of financial position the total amounts of the interest and penalties related to tax positions recognized. As of December 31, 2023, the Company did not have any interest or penalty on tax deficiencies.

Deferred tax liabilities and assets are classified as noncurrent and presented with a netted off amount in the consolidated balance sheets as of December 31, 2022 and 2023, respectively.

f-19

u.    Uncertain tax positions

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

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

v.    Comprehensive income

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

w.    Share-based compensation

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

x.    Loss contingencies

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

f-20

y.    Recently issued accounting standards

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which aims to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis to enable investors to develop more decision-useful financial analyses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the one mentioned above, have no material impact on the Group’s consolidated results of operations or financial position.

f-21

4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Years ended December 31,
	2022	2023
Cash and cash equivalents	$3,308	$4,834
Restricted cash (Note i)	4,362	5,221
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$7,670	$10,055

(Note i) Restricted cash required by department of education and the deposits necessary to secure lines of credit from financial institutions.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2022	2023

Accounts receivable	$3,089	$2,813
Less: Allowance for credit losses	(1,106)	(533)
Accounts receivable, net	$1,983	$2,280

Allowance for credit losses:

	As of December 31,
	2022	2023

Balance at beginning of year	$(1,086)	$(1,106)
Addition	(235)	(389)
Written off	215	193
Reclassification allowance to the other non-current assets (Note i)	—	769
Balance at end of year	$(1,106)	$(533)

(Note i) The balance reflects the reclassification of BSC’s provision to non-current assets. Refer to the Note 9-Other non-current assets, net

6. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consisted of the following:

	As of December 31,
	2022	2023

Receivables for disposal of Ambow China (Note i)	$6,058	$—
Prepayments to suppliers	104	127
Prepaid for HybriU development	—	29
Loans to third parties	6	6
Others (Note ii)	3	16
Total	$6,171	$178

(Note i) The remaining balance from the disposal of Ambow China has been received as of December 31, 2023.

(Note ii) Others mainly included prepaid education supplies, prepaid outsourcing service fee, and other miscellaneous items.

f-22

7. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2022	2023

Motor vehicles	$2	$2
Office and computer equipment	829	199
Leasehold improvements	31	24
Sub-total	862	225
Less: accumulated depreciation	(586)	(219)
Total	$276	$6

For the years ended December 31, 2021, 2022 and 2023, depreciation expenses from continuing operations were $231 and $206, $3, respectively, which were recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses.

The Group performed impairment test on the property and equipment, and there is no impairment loss from continuing operations for the years ended December 31, 2021, 2022 and 2023, respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2022	2023
Gross carrying amount
Trade names	$460	$460
Software	276	276
Accreditation	100	100
	836	836
Less: accumulated amortization
Trade names	—	—
Software	(276)	(276)
Accreditation	(23)	(38)
	(299)	(314)
Intangible assets, net
Trade names	460	460
Software	—	—
Accreditation	77	62
	$537	$522

For the years ended December 31, 2021, 2022 and 2023, the Group performed impairment test on the trade name and brand and recognized impairment loss from continuing operations of nil, $657 and nil on brand, respectively.

f-23

Amortization expenses for intangible assets from continuing operations amounted to $123, $5 and $15 for the years ended December 31, 2021, 2022 and 2023, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the future annual periods are as follows:

Amount

2024	$10
2025	10
2026	10
2027	10
2028	10
Thereafter	12
Total	$62

9. OTHER NON-CURRENT ASSETS, NET

Other non-current assets consisted of the following:

	As of December 31,
	2022	2023

Long-term restricted cash (Note i)	$1,731	$1,714
Long-term receivable (Note ii)	—	1,467
Long-term lease deposits	195	194
Others	44	23
Sub-total	$1,970	$3,398
Less: allowance for credit losses (Note ii)	—	(769)
Total	$1,970	$2,629

(Note i) It includes cash in collateral bank accounts for the issuance of letters of credit in U.S.

(Note ii) Long-term receivable related to BSC and expected to be collected more than twelve months.

10. SHORT-TERM BORROWINGS

The following table sets forth the loan agreement of short-term borrowing from bank:

			Amount	Annual	Repayment
Date	Borrower	Lender	($)	Interest Rate	Due Date
January 6, 2023	Ambow Education Inc.	EAST WEST BANK	2,439	2.50%	January 6, 2024
October 11, 2022	Ambow Education Inc.	Cathy Bank	1,500	6.29%	October 11, 2024

In October 2022 and January 2023, the Group pledged its restricted cash amount of $3,939 to obtain a line of credit in $3,939 from Cathy Bank and EAST WEST BANK, respectively. Refer to the Note 4-Cash, Cash Equivalents and Restricted Cash.

On January 6, 2023, the Group received a loan from EAST WEST BANK in the amount of $2,439 with a maturity date of January 6, 2024, and bearing interest at 2.50% per annum. The loan has been fully repaid at maturity on January 8, 2024. On October 11, 2022, the Group received a loan from Cathy Bank in the amount of $1,500 with a maturity date on October 11, 2023. On November 6, 2023, the Group renewed the loan from Cathy Bank with a maturity date on October 11, 2024 and bearing interest at 6.29% per annum. The pledge shall be terminated once all borrowings were repaid and pledge cancellation registration procedures were completed.

f-24

11. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2022	2023
Accrued payroll and welfare	$866	$635
Payable for purchase of services (Note i)	391	—
Receipt in advance	10	—
Amounts due to students (Note ii)	837	268
Deferred revenue (Note iii)	754	544
Loan from a third party (Note iv)	707	—
Others	172	21
Total	$3,737	$1,468

(Note i) The balance represented accrued payable for purchase of services, no such item for current year.

(Note ii) The balance represented refund to students and HEERF Grant to student received on behalf of students.

(Note iii) The balance represented the tuition payment collected in advance.

(Note iv) Sundry Management, LLC offered an interest-free loan with a one-year term, which was repaid in full on January 27, 2023.

12. ORDINARY SHARES

The addition of ordinary shares during the year ended December 31, 2022 came from the vest of restricted shares and the grant of restricted shares to consultant and senior management.

The addition of ordinary shares during the year ended December 31, 2023 came from a registered direct offering in February 28, 2023.

On February 28, 2023, the Company completed the issuance of 2,500,000 ADSs (representing 5,000,000 Class A Ordinary Shares of the Company) at a purchase price of $0.80 per ADS and an accompanying warrant to purchase of 1,000,000 ADSs (representing 2,000,000 Class A Ordinary Shares of the Company) at a purchase price of $0.80 per ADS, in a private placement. The net proceeds from the private placement, after deducting the offering expenses, totaled $1,849, of which $1,449 was allocated to the ordinary shares and $400 to the warrants, respectively. The Company classified the warrant in each of the aforementioned issuances on its consolidated balance sheets as equity, and valued the respective warrant issued in conjunction with private placements using the Black-Scholes model based on the following weighted average assumptions:

Risk-free interest rate	4.51%
Expected volatility	120.13%
Expected term	3	years
Expected dividend yield	—
Exercise price	$0.40
Market value of common stock	$0.31

13. SHARE BASED COMPENSATION

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

f-25

Share options

Management of the Group is responsible for determining the fair value of options granted and have considered a number of factors when making this determination, including valuations. The Group has not granted options during the years of 2021, 2022 and 2023. As of December 31, 2022 and 2023, all share options were vested and previously expensed.

Restricted stock awards

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Group. Twenty-five percent of the awards vested on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant’s continuing service of the Group through each vesting date. In 2021, 2022 and 2023, 50,000, 45,833 and nil shares of restricted stock were vested respectively.

On May 27, 2022, the Board of Directors approved to grant 200,000 fully vested Class A ordinary shares of the restricted stock to a consultant as consideration for its service rendered.

On June 30, 2022, the Board of Directors approved to grant 5,200,000 fully vested Class A ordinary shares of the restricted stock to senior employees of the Group for their services rendered in the past years.

A summary of the restricted stock awards as of December 31, 2022 and 2023 is as follows:

			Weighted Average
		Grant-date fair	Remaining
	Shares	value	Contractual Term
Unvested at January 1, 2022	65,768	2.83	0.62
Granted	5,400,000	—	—
Vested	5,445,833	0.02	—
Forfeited or expired	—	—	—
Unvested at end of year	—	—	—
Shares vested but not issued at December 31, 2022	19,935	3.13	—
Unvested at January 1, 2023	—	—	—
Granted	—	—	—
Vested	—	—	—
Forfeited or expired	—	—	—
Unvested at end of year	—	—	—
Shares vested but not issued at December 31, 2023	19,935	3.13	—

The Group recorded share-based compensation expenses from continuing operations of $139, $1,083 and nil in general and administrative expense for the restricted stock awards for the years ended December 31, 2021, 2022 and 2023, respectively, and the unrecognized share-based compensation expenses was nil as of December 31, 2022 and 2023.

14. TAXATION

a.	Income taxes

Cayman Islands

Under the current laws of Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

f-26

US

Significant components of the provision for income taxes on earnings for the years ended December 31, 2021, 2022 and 2023 from continuing operations are as follows:

	Years ended December 31,
	2021	2022	2023

Current:	$37	—	$14
Deferred:	(542)	—	—
Income tax benefits (expense)	$(505)	—	$14

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2022	2023
Deferred tax asset:
Accrued expense	$109	$1
Allowance for doubtful accounts	309	346
Depreciation	85	84
Lease Liability	2,228	2,095
Tax loss carried forward	5,977	6,661
Research and development capitalization	—	91
Tax Credits	—	59
Total deferred tax assets	8,708	9,337
Valuation allowance	(6,579)	(7,794)
Deferred tax assets, net of valuation allowance	$2,129	$1,543

Deferred tax liabilities:
- Unrealized gain on acquisition/disposal	196	173
- Right-of-use assets	1,933	1,370
Total deferred tax liabilities	$2,129	$1,543
Deferred tax assets, net of valuation allowance and deferred tax liabilities	—	—

The following represents the amounts and expiration dates of operating loss carried forwards for tax purpose:

Amount
2024	—
2025	—
2026	—
2027	—
2028 and thereafter	$41,777
Total	$41,777

For entities incorporated in U.S., federal net loss generated before 2018 of $122 can be carried forward for 20 years and will begin to expire in 2037. Federal net loss generated in 2018 and onward of $23,736 can be carried forward indefinitely. State net loss of $17,919 can be carried forward for 20 years and will begin to expire in 2037.

The Company is subject to income tax in the U.S. federal jurisdiction. The Company has not been audited by the U.S. Internal Revenue Service in connection with income taxes. The Company’s tax years beginning with the year ended December 31, 2016, through December 31, 2022, generally remain open to examination by the Internal Revenue Service until its net operating loss carry-forwards are utilized and the applicable statutes of limitation have expired. The Group had no unrecognized tax benefits as of December 31, 2022 and 2023, respectively.

f-27

The Group evaluated the recoverable amounts of deferred tax assets to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. As of December 31, 2023, the deferred tax assets were offset with a full valuation allowance as the Company does not expect to realize its deferred taxes in the near future.

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2022	2023
Balance at beginning of the year	$4,139	$6,579
Allowance made during the year	2,440	1,215
Reversals	—	—
NOL expire	—	—
Balance at end of the year	$6,579	$7,794

Reconciliation between total income tax expense and the amount computed by applying the US statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2021	2022	2023
	%	%	%
Weighted average statutory income tax rate	(21)%	(21)%	(21)%
States taxes, net of federal benefit	(2)%	(5)%	(7)%
Tax effect of non-deductible expenses	(7)%	(4)%	—%
Tax effect of tax-exempt entities	—%	4%	2%
Prior year true up	—%	—%	(5)%
Changes in valuation allowance	23%	26%	31%
Effective tax rate	(7)%	—%	—%

Income /(loss) before income taxes from continuing operations is attributable to the following geographic locations for the years ended December 31:

	Year ended December 31,
	2021	2022	2023
United States	$(6,737)	$(7,305)	$(2,843)
Foreign	(457)	(1,947)	(318)
Total loss before income taxes	$(7,194)	$(9,252)	$(3,161)

f-28

15. NET LOSS/INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2021	2022	2023
Numerator:
Numerator for basic and diluted loss per share from continuing operations	$(6,689)	$(9,252)	$(3,175)
Numerator for basic and diluted income (loss) per share from discontinued operations	7,002	(5,056)	—
Denominator:
Denominator for basic (loss) income per share weighted average ordinary shares outstanding	46,654,853	49,458,266	56,333,003
Denominator for diluted (loss) income per share weighted average ordinary shares outstanding	46,654,853	49,458,266	56,333,003

Basic and Diluted loss per share from continuing operations	$(0.14)	$(0.19)	$(0.06)
Basic and Diluted income (loss) per share from discontinued operations	$0.15	$(0.10)	—

Basic and Diluted loss per ADS from continuing operations (Note i)	$(2.80)	$(3.80)	$(1.20)
Basic and Diluted income (loss) per ADS from discontinued operations	$3.00	$(2.00)	—

(Note i) In February, 2024, the Company changed the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares from one (1) ADS, representing two (2) Class A ordinary shares, to one (1) ADS representing twenty (20) Class A ordinary shares.

Basic (loss) income per ADS is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted income (loss) per ADS is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the year. Nil share was included in the calculation of diluted income per share for the year of 2021, 2022 and 2023.

16. LEASES

The Group has operating leases for classrooms, dormitories, and corporate offices.

The components of lease expense from continuing operations were as follows:

	Years ended December 31,
	2022	2023

Operating lease expense	$4,314	$2,348

Supplemental cash flow information related to leases from continuing operations was as follows:

	Years ended December 31,
	2022	2023

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$2,363	$1,451

f-29

Supplemental balance sheet information related to leases was as follows:

	Years ended December 31,
	2022	2023
Weighted-average Remaining Lease Term
Operating leases	3.16 Years	2.20 Years
Weighted-average Discount Rate	—	—
Operating leases	4.25%	4.25%

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2023.

The Group performed impairment test on the operating lease right-of-use assets and recognized impairment loss from continuing operations in nil for the year ended December 31, 2021, 2022 and 2023.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of December 31, 2023.

As of December 31, 2023, maturities of lease liabilities were as follows:

Amount

2024	$4,176
2025	2,415
2026	465
2027	31
2028	8
Thereafter	—
Total lease payments	7,095
Less: interest	(260)
Total	6,835
Less: current portion	(2,486)
Non-current portion	$4,349

As of December 31, 2023, the Group had no material operating or finance leases that had not yet commenced.

17. CONTINGENCIES

As of December 31, 2023, there are no claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material change on the Group’s financial position results of operations or cash flow.

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

f-30

18. GAIN ON DISPOSAL OF ASSESTS

In December 2023, the Group recognized a gain on the disposal of assets from the BSC curriculum in $1,400. The assets have been transferred to the buyer, and the payment has been received as of December 31, 2023.

19. FAIR VALUE MEASUREMENTS

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

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates. The following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that are measured and reported at fair value on a recurring basis

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of intangible assets for to the impairment test in 2022 and 2023, which utilize significant unobservable internally-developed inputs:

		Valuation		Range of discount
	Fair value	techniques	Unobservable inputs	rates
Intangible assets in 2022	$1,060	Relief-from-royalty method	Royalty rate	1%‑6%
			Discount rate	13%‑15%
			Terminal growth rate	3%
Intangible assets in 2023	$537	Relief-from-royalty method	Royalty rate	1%‑6%
			Discount rate	13%‑14%
			Terminal growth rate	3%

20. CONCENTRATIONS

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

f-31

The Group evaluates its concentrations of the continuing operations are as follows:

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2021, 2022 and 2023.

No single supplier represented 10% or more of the Group’s total costs of sales for the years ended December 31, 2021, 2022 and 2023.

No single debtor accounted for 10% or more of the Group’s consolidated accounts receivable and other non-current assets as of December 31, 2022 and 2023.

The debtors who accounted for 10% or more of the Group’s consolidated prepaid and other current assets as follows:

	As of December 31,
	2022		2023
Debtors		%	%
Prepaid and other current assets
Purchaser	$6,058	98%	—%

21. SUBSEQUENT EVENTS

The Group has evaluated subsequent events to the balance sheet date of December 31, 2023 through April 25, 2024, the date of issuance of the consolidated financial statements, there were no other subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial statements except for the below.

Bay State College engaged in a purchase and sale agreement (the “Purchase Agreement”) with PRP Consulting Group P.C. (the “Purchaser”), a third party. Under the terms of the Purchase Agreement, Bay State College agreed to transfer all Account Receivable Portfolio to the Purchaser in exchange for a cash payment of $700. The transaction was finalized on January 4, 2024.

The Company’s ADSs (each representing twenty Class A Ordinary Shares) currently trade in the NYSE American under the symbol “AMBO.” Prior to February 20, 2024, one ADS represented two Class A ordinary share. On February 20, 2024, the Company effected a change of the ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to one ADS representing twenty Class A ordinary shares. The ratio change has the same effect as a 1-for-10 ADS reverse split.

On March 6, 2024, the company appointed Mr. Norm Allgood as fractional Head of HybriU to lead the dissemination and implementation of HybriU, Ambow’s AI-driven hybrid learning solution for education and workforce training.

f-32