Form 20-F
period 2024-12-31
Ambow Education Holding Ltd.
filed 2025-03-28
CIK 1494558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of the event requiring this shell company report ____________________

Commission file number: 001-34824

AMBOW EDUCATION HOLDING LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10080 N. Wolfe RD, Suite SW3-200, Cupertino, CA 95014
United States of America

(Address of principal executive offices)

Dr. Jin Huang, President and Chief Executive Officer
10080 N. Wolfe RD

Suite SW3-200, Cupertino, CA 95014 United States of America

Telephone: +1 (628) 888-4587

E-mail: Linlin.Duan@ambow.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing twenty Class A Ordinary Shares, par value $0.003 per share) **	AMBO	NYSE American LLC
Class A Ordinary Shares, par value $0.003 per share*		NYSE American LLC

*	Not for trading, but only in connection with the listing on the NYSE American

**	Effective on February 20, 2024, the ratio of ADSs to our Class A Ordinary Shares was changed from one ADS representing two Class A Ordinary Shares to one ADS representing twenty Class A Ordinary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by this report.

52,419,109 Class A Ordinary Shares, par value

$0.003 per share,

and 4,708,415 Class C Ordinary Shares,

par value $0.003 per share, as of

December 31, 2024

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

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

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

☐ Yes ☒ No

i

CONVENTIONS THAT APPLY IN THIS ANNUAL REPORT ON FORM 20-F

Except where the context requires otherwise and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each representing twenty Class A Ordinary Shares. Prior to February 20, 2024, each of which represents two Class A Ordinary Shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs.

●	“Ambow” refers to Ambow Education Holding Ltd., a Cayman Island company; “we,” “us,” “our Company,” “the Company,” “the Group,” “our” or similar terms refer to Ambow Education Holding Ltd., its consolidated subsidiaries unless the context otherwise indicate.

●	“IPO” refers to the initial public offering of our ADSs.

●	“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.

●	“$,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

ii

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

iii

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

Summary of Risks

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

●	If we are not able to continue to attract students to enroll in our programs, our net revenues may decline, and we may not be able to maintain profitability.

●	If our expansions into new businesses are not successful, our results of operation and growth prospects may be materially and adversely affected.

●	We face significant competition in each major program we offer and each geographic market in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

●	NYSE American may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

●	We may not be able to successfully integrate businesses that we acquire, which may cause us to lose anticipated benefits from such acquisitions and to incur significant additional expenses.

●	We face risks related to natural disasters or other extraordinary events and public health epidemics, such as the global coronavirus outbreak experienced, in the locations in which we, our students, faculty, and employees live, work, which could have a material adverse effect on our business and results of operations.

●	If we are not able to continually enhance our online programs, services and products and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.

●	Our ADSs or Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs or Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022 under the Consolidated Appropriations Act 2023, amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

●	The actual or perceived failure by us, our customers, partners or vendors to comply with stringent and evolving laws and regulations, industry standards, policies, and contractual obligations relating to privacy, data protection, information security, and other matters could harm our reputation and business and subject us to significant fines and liability.

●	Our information security measures, and those of third parties upon which we rely, may be compromised in the future. If our information security measures are compromised in the future or if our information technology fails, this could harm our reputation, expose us to significant fines and liability, impair our sales, and harm our business. In addition, our products and services may be perceived as not being secure. This perception may result in customers and users curtailing or ceasing their use of our products, our incurring significant liabilities, and our business being harmed.

●	If we fail to comply with the extensive U.S. regulatory requirements related to operating a U.S. higher education institution, we could face significant monetary liabilities, fines and penalties, including loss of access to federal student loans and grants for our students.

●	Our failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs.

●	The ongoing regulatory effort aimed at for-profit post-secondary institutions of higher education could lead to additional legislation or other governmental action that may negatively affect the industry.

●	Insiders have substantial control over us, which could adversely affect the market price of our ADSs.

●	Our legal right to lease certain properties could be challenged by property owners or other third parties, which may cause interruptions to business operations of the affected college campuses and adversely affect our financial results.

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

Our operational and financial performance and the successful growth of our business are highly dependent on market awareness of our “Ambow” brand. We believe that maintaining and enhancing the “Ambow” brand is critical to maintaining and enhancing our competitive advantage and growing our business. In order to retain existing students and attract new students, we plan to continue to make expenditures to create and maintain our positive brand awareness and create brand loyalty. The diverse set of services and products that we offer to college students places significant demands on us to maintain the consistency and quality of our services and products to ensure that our brands do not suffer from any actual or perceived decrease in the quality of our services and products. As we grow in size, expand our services and products and extend our geographical reach, maintaining the quality and consistency of our services and products may be more difficult. Any negative publicity about our services, products, or schools, regardless of its veracity, could harm our brand image and have a material adverse effect on our business and results of operations.

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

Post-secondary education in the United States is highly competitive. Our U.S. college, NewSchool of Architecture & Design, LLC (“NewSchool”), competes with traditional public and private two-year and four-year colleges, other for-profit schools, and alternatives to higher education. Some of our competitors in both the public and private sectors have substantially greater financial and other resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products, and respond more quickly than we can to changes in student needs, testing materials, admissions standards, market needs or new technologies. Some of our competitors, both public and private, may offer programs similar to ours at a lower tuition level as a result of government subsidies, government and foundation grants, tax-deductible contributions, and other financial sources not available to proprietary institutions, or by providing fewer student services or larger class sizes. While we believe that our U.S. colleges provide valuable education to their students, we may not always accurately predict the drivers of a student’s or potential students’ decisions to choose among the range of educational and other options available to them. Our student enrollment may decrease due to intense competition, and we may be required to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our net revenues and profitability may decrease. We cannot make assurances that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be materially adversely affected.

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

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. Our net revenues from operations decreased from $14.8 million in 2022 to $9.2 million in 2023, and further increased slightly to $9.4 million in 2024. Comparing our results of operations on a period-to-period basis may not be meaningful, and past results should not be relied on as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

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

Laws in the United States

In the United States, federal, state, and local governments have enacted numerous privacy, data protection and information security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (“CPRA”) (collectively, “CCPA”) applies to the personal information of consumers, business representatives and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights, such as those noted below. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. These developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely. Under various laws and other obligations related to privacy, data protection, and information security, we may be required to obtain certain consents to process personal information. For example, some of our data processing practices may be challenged under wiretapping laws if we obtain consumer information from third parties through various methods. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

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

Cyberattacks, other malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our proprietary, confidential, and sensitive data and information technology systems, and those of the third parties upon which we rely. Threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel such as through theft or misuse, sophisticated nation-state and nation-state supported actors, and advanced persistent threat intrusions. Some actors now engage in and are expected to continue to engage in cyberattacks, including, without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, which could materially disrupt our systems and operations, supply chain, and ability to provide our services. We may be subject to a variety of evolving threats, including but not limited to social-engineering attacks including through deepfakes, which may be increasingly more difficult to identify as fake, and phishing attacks, malicious code such as viruses and worms, malware including as a result of advanced persistent threat intrusions, denial-of-service attacks, credential stuffing, personnel misconduct or error, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, attacks enhanced or facilitated by AI, earthquakes, fires, floods and other similar threats. Ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations or our ability to provide our products or services, loss of data and income, reputational harm, and diversion of funds.

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

If our information security measures are compromised, our reputation could be damaged; our data, information or intellectual property, or that of our customers, may be destroyed, stolen, or otherwise compromised; our business may be harmed; and we could incur significant liability. We take steps designed to detect and remediate vulnerabilities in our information systems and those of third parties upon whom we rely, but we may not detect or remediate all such vulnerabilities or do so in a timely manner. The threats and techniques used to exploit vulnerabilities change frequently, are often sophisticated in nature and may be difficult to detect by security tools. Vulnerabilities could be exploited and result in a security incident. We have limited budgetary and human resources for detecting and remediating vulnerabilities and have experienced difficulties in hiring and retaining qualified security personnel. We may experience delays in developing and deploying remedial measures, including patches, designed to address identified vulnerabilities, and our remedial measures may require action by our customers, such as installing patches or updates, which may increase the amount of time a vulnerability remains unremediated. We have not always been able in the past and may be unable in the future to anticipate or prevent threats or techniques used to detect or exploit vulnerabilities in our information systems or third-party software, or obtain unauthorized access to or compromise our systems.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which may cause interruptions to business operations of the affected college campuses and adversely affect our financial results.

We lease the premises used for the operation of our college campuses. As a result, we are dependent on the property rights of these properties held by their owners to enable us to use the premises. We cannot assure that all lessors of our leased business premises have the relevant land use right certificates or building ownership certificates of the premises they lease to us or otherwise have the right to lease the premises to us.

We are currently involved in two lawsuits concerning our leased property. Filed on July 15, 2024, by Art Block Investors, LLC et al., in the San Diego Superior Court (the “Court”), this unlawful detainer action seeks possession of premises occupied by NewSchool and recovery of $2,255,984.44 in past rent and common area maintenance (CAM) fees. Following trial, the Court issued a Proposed Statement of Decision awarding the plaintiffs possession and damages, with attorney’s fees and costs (estimated $80,000–$100,000) to be determined. NewSchool has objected, but judgment is expected within 30 days, followed by a motion for fees. In addition, filed on September 6, 2024, in the San Diego Superior Court, Art Block Investors, LLC et al. alleges breach of contract and guaranty against NewSchool and Ambow Education Holdings Ltd., seeking $4,466,247.80, potentially offset by amounts recovered in the first lawsuit. We, as defendants, have answered and are contesting the claims; no pretrial or trial dates have been set. The Company continues to evaluate these matters. The ultimate resolution of the proceedings may have a material adverse impact on our business, financial condition, results of operations or cash flows. Failure to settle the proceedings or other unfavorable outcomes in these proceedings could result in significant damages, additional penalties or other remedies imposed against the Company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources. It could also result in our reputation being harmed and our stock price could decline as a result of allegations made in the course of the proceedings, regardless of the truthfulness of the allegations. See also “Legal Proceedings.”

In addition, we are not aware of any actions, claims or investigations being contemplated by the relevant governmental entities with respect to the defects in our leased real properties, or any actions or claims by third parties with respect to our leased real properties other than the lawsuits as described above and disclosed in Item 4.B. in this report. However, if we are unable to use the existing properties, enter new leases or renew our current leases on a timely basis and on terms favorable to us, our business, results of operations and financial condition could be materially adversely affected. No impairment loss was made against the operating lease right-of-use assets in 2023 and 2024.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would adversely affect our net income.

In accordance with U.S. GAAP, we account for our acquisitions using the acquisition method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually or more frequently if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. During 2024, we did not recognize any impairment loss. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted an equity incentive plan in 2010, the 2010 Equity Incentive Plan, which was amended and restated in November 2018, the Amended and Restated 2010 Plan (the “Amended 2010 Plan”). We adopted a new equity incentive plan in 2024. We have granted options and restricted shares under these plans to our employees and consultants. U.S. GAAP prescribes how we account for share-based compensation, which may have an adverse or negative impact on our results of operations. U.S. GAAP requires us to recognize share-based compensation as a compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. During the year ended December 31, 2024, we did not record any share-based compensation expenses for the restricted stock and the unrecognized share-based compensation expenses amounted to nil as of December 31, 2024. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our results of operation.

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

On January 16, 2022, the Department of Education and NewSchool executed a Program Participation Agreement, approving NewSchool’s continued participation in Title IV programs with full certification through December 31, 2024. NewSchool is currently in the process of applying for the recertification.

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

A proprietary institution may lose its eligibility to participate in the federal Title IV student financial aid program if it derives more than 90% of its revenues, on a cash basis, from Title IV programs for two consecutive fiscal years. A proprietary institution of higher education that violates the 90/10 Rule for any fiscal year will be placed on provisional status for up to two fiscal years. Using the formula specified in the Higher Education Act, NewSchool derived approximately 60.3% of its cash-basis revenues from these programs in the year 2023. Percentages of NewSchool for the year 2024 are in the process of audits as of the date of this report, which we estimate will be in compliance with the 90/10 Rule. If NewSchool loses eligibility to participate in Title IV programs because it is unable to comply with the 90/10 Rule, it could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Our failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs.

All U.S. colleges are subject to meeting financial and administrative standards. These standards are assessed through annual compliance audits, periodic renewal of institutional PPAs, periodic program reviews and ad hoc events, which may lead the Department of Education to evaluate an institution’s financial responsibility or administrative capability. The administrative capability criteria require, among other things, that our institution (1) has an adequate number of qualified personnel to administer Title IV programs, (2) has adequate procedures for disbursing and safeguarding Title IV funds and for maintaining records, (3) submits all required reports and consolidated financial statements in a timely manner, and (4) does not have significant problems that affect the institution’s ability to administer Title IV programs.

A financial responsibility test is required for continued participation by an institution’s students in U.S. federal financial assistance programs. The test is based upon a composite score of three ratios: an equity ratio that measures the institution’s capital resources; a primary reserve ratio that measures an institution’s ability to fund its operations from current resources; and a net income ratio that measures an institution’s ability to operate profitably. A minimum score of 1.5 is necessary to meet the financial standards. Institutions with scores of less than 1.5 but greater than or equal to 1.0 are considered financially responsible, but require additional oversight. These schools are subject to heightened cash monitoring and other participation requirements. An institution with a score of less than 1.0 is considered not financially responsible. However, a school with a score of less than 1.0 may continue to participate in the Title IV programs under provisional certification. In addition, this lower score typically requires that the school be subject to heightened cash monitoring requirements and post a letter of credit (equal to a minimum of 10% of the Title IV aid it received in the institution’s most recent fiscal year). For the fiscal year of 2023, the composited score of NewSchool was 2.2. The audits to calculate the composited scores of NewSchool for the fiscal year of 2024 are in process as of the date of this report. We estimate NewSchool will meet the required minimum of 1.5.

If the Department of Education determines, in its judgment, that NewSchool has failed to demonstrate either financial responsibility or administrative capability, we could be subject to sanctions, including, among other things, a requirement to post a letter of credit, fines, suspension or termination of our eligibility to participate in Title IV programs or repayment of funds received under Title IV programs, any of which could have a material adverse effect on our business, financial condition, results of operation and cash flows and result in the imposition of significant restrictions on us and our ability to operate. The Department of Education has considerable discretion under the regulations to impose the foregoing sanctions and, in some cases, such sanctions could be imposed without advance notice or any prior right of review or appeal.

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

Any processing disruptions by the Department of Education may affect our students’ abilities to obtain student loans on a timely basis. If we experience a disruption in our ability to process student loans through the Federal Direct Loan Program, either because of administrative challenges on our part or the inability of the Department of Education to process the volume of direct loans on a timely basis, our business, financial condition, results of operations, and cash flows related to our U.S. colleges could be adversely and materially affected.

Our business operations could be harmed if Congress makes changes to the availability of Title IV funds.

We collected approximately 43.8% of the consolidated net revenues in our revenue from receipt by NewSchool of Title IV financial aid program funds in the year of 2024, principally from federal student loans under the Federal Direct Loan Program. Changes in the availability of these funds or a reduction in the amount of funds disbursed may have a material adverse effect on our enrollment, financial condition, results of operations, and cash flows. Action by the U.S. Congress to revise the laws governing the federal student financial aid programs or reduce funding for those programs could reduce our student enrollment and/or increase costs of operation. Political and budgetary concerns significantly affect Title IV programs. Any action by the U.S. Congress that significantly reduces Title IV program funding or the ability of our U.S. colleges or students to participate in Title IV programs could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

We are subject to the continued listing standards of the NYSE American and our failure to satisfy these criteria may result in the delisting of our ADSs. In order to maintain this listing, we must maintain a certain share price and financial and share distribution targets, including maintaining a minimum amount of shareholders’ equity and a minimum number of public shareholders. In addition to these objective standards, the NYSE American may delist the securities of any issuer (i) if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; (ii) if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE American inadvisable; (iii) if the issuer sells or disposes of principal operating assets or ceases to be an operating company; (iv) if an issuer fails to comply with the NYSE American’s listing requirements; (v) if an issuer’s securities sell at what the NYSE American considers a “low selling price” which the exchange generally considers $0.20 per share and the issuer fails to correct this via a reverse split of shares after notification by the NYSE American; or (vi) if any other event occurs or any condition exists which makes continued listing on the NYSE American, in its opinion, inadvisable.

We previously received notification from the NYSE American citing that the ADSs had been selling for a low price per share for a substantial period of time and we were not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the NYSE American Company Guide (“Company Guide”). Although in the past we have been able to cure previously cited deficiencies, there can be no assurance that we will continue to meet the NYSE American continued listing requirements. In accordance with Section 1009(h) of the Company Guide, if we are again determined to be below any of the continued listing standards in the future, the NYSE American will take the appropriate action, which, depending on the circumstances, may include initiating its compliance procedures or initiating delisting proceedings.

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

In addition, the securities markets have, from time to time, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the ordinary shares and the ADSs.

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

As a result of our executive officers and directors and their respective affiliates’ ownership of a majority of our ordinary shares, their voting power may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, their voting power may prevent a transaction involving a change of control of us, including transactions in which holders of our ADSs might otherwise receive a premium for held securities over the then-current market price. Similarly, our executive officers and directors and their respective affiliates may approve a merger or consolidation of our Company, which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenters’ rights may not be available to you in such an event. This concentration of ownership could also adversely affect the market price of our ADSs or lessen any premium over the market price that an acquirer might otherwise pay.

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

You may be subject to limitations on the transfer of your ADSs.

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

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in China mainland and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in China mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in China mainland and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Therefore, the PCAOB may in the future determine that it is unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong.

Our auditor, Guangdong Prouden CPAs GP, the independent registered public accounting firm that issued the audit report included elsewhere in the annual report, an auditor of companies that are traded publicly in the United States, is headquartered in Guangzhou, China and is subject to inspection by the PCAOB to assess its compliance with the applicable professional standards. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2024 after we file our annual report on Form 20-F for such fiscal year.

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

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. As a non-accelerated filer, we are not required to have an independent registered public accounting firm issue an attestation report on the effectiveness of our internal control over financial reporting. However, we are still required to include a report of management on the effectiveness of our Company’s internal control over financial reporting in our annual report. Our management has performed an evaluation of the effectiveness of our internal controls over financial reporting as of December 31, 2024 and concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Control and Procedures.”

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

Our U.S. college must be authorized to operate by the appropriate postsecondary regulatory authority in each state in which the institution is located. Campuses of our U.S. college are authorized to operate and grant degrees, diplomas, or certificates by the applicable education agency of the state in which each such campus is located. Such state authorization is required for students at the campus to participate in Title IV programs. The loss of state authorization would, among other things, render the affected institution ineligible to participate in Title IV programs, at least at those state campus locations, and otherwise limit that school’s ability to operate in that state. Loss of authorization in one or more states could increase the likelihood of additional scrutiny and potential loss of operating and/or degree-granting authority in other states in which we operate, which would further impact our business. If these pressures and uncertainty continue in the future, or if one or more of our institutions are unable to offer programs in one or more states, it could have a material adverse impact on our enrollment, revenue, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

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

The Higher Education Act prohibits an institution that participates in Title IV programs, its employees and agents from engaging in “substantial misrepresentation” of the nature of its educational programs, its financial charges, or the employability of its graduates. These regulations may, among other things, subject us to sanctions for statements containing errors made to non-students, including any member of the public, impose liability on us for the conduct of others and expose us to liability even when no actual harm occurs. A “substantial misrepresentation” is any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person’s detriment. We may face complaints from students and prospective students over statements made by us and our agents in advertising and marketing, during the enrollment, admissions and financial aid process, and throughout attendance at our U.S. college, which would expose us to increased risk of enforcement action and applicable sanctions or other penalties.

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

Our U.S. college’s online education programs are made available to students through personal computers and other technological devices. For each of these programs, the curriculum makes use of a combination of graphics, pictures, videos, animations, sounds, and interactive content. Federal agencies, including the Department of Education and the Department of Justice, have considered or are considering how electronic and information technology should be made accessible to persons with disabilities. For example, Section 504 of the Rehabilitation Act of 1973, or Section 504, prohibits discrimination against a person with a disability by any organization that receives federal financial assistance. The Americans with Disabilities Act, or the ADA, prohibits discrimination based on disability in several areas, including public accommodations. In 2010, the Department of Education’s Office for Civil Rights, which enforces Section 504, together with the Department of Justice, asserted that requiring the use of technology in a classroom environment when such technology is inaccessible to individuals with disabilities violates Section 504, unless those individuals are provided accommodations or modifications that permit them to receive all the educational benefits provided by the technology in an equally effective and integrated manner. If our U.S. colleges are found to have violated Section 504, they may be required to modify existing content and functionality of their online classroom or other uses of technology, including through the adoption of specific technical standards. As a result of such enforcement action, or as a result of new laws and regulations that require greater accessibility, our U.S. college may have to modify their online classrooms and other uses of technology to satisfy applicable requirements, which could require substantial financial investment. As with all nondiscrimination laws that apply to recipients of federal financial assistance, an institution may lose access to federal financial assistance if it does not comply with Section 504 requirements. In addition, private parties may file or threaten to file lawsuits alleging failure to comply with laws that prohibit discrimination on the basis of disability, such as the ADA, and defending against such actions may require our U.S. college to incur costs to modify its online classrooms and other uses of technology and costs of litigation.

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

We believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2024. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot make assurances that we will not be a PFIC for the year ending December 31, 2024 or any future taxable year. A foreign (non-U.S.) corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income, or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro-rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Taxation – U.S. Federal Income Taxation – General”) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E—Taxation— United States federal income taxation—Passive foreign investment company.”

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

During 2023 and 2024, we debuted HybriU, marking a significant milestone in the evolution of digital education solutions. HybriU established itself as the education market’s inaugural fully integrated, interactive AI-powered platform that seamlessly bridges online and offline instruction. Specifically tailored for the education industry, HybriU underscores the Company’s commitment to leveraging AI technology to drive educational advancements. With its operations rooted in the United States, the Company is at the forefront of the AI technology-driven educational sector, positioned to revolutionize the way educational content is delivered and experienced. This launch not only signifies a pivotal leap forward in educational technology but also reinforces the Company’s dedication to enriching the learning journey through innovative and adaptive solutions. We have established partnerships to expand HybriU’s influence in the rapidly growing global digital sector. With more international partners joining HybriU’s sales network, we can focus on strengthening our presence in key U.S. markets.

In June 2024, we entered into a $1.3 million non-exclusive, annually renewable licensing agreement with Inspiring Futures Pte. LTD, a Singapore company. This agreement grants licensing authorization for the production of the HybriU AI UniBox and the sale of HybriU, a comprehensive AI-driven, plug-and-play educational solution, in international markets. The agreement aligns with Ambow’s mission to advance the future of education and empower educators and students globally.

Principal Executive Office

Our principal executive offices are located at 10080 N. Wolfe Rd, Suite SW3-200, Cupertino, CA 95014, United States of America. Our telephone number at this address is +1 628-888-4587. Our registered office of the Cayman Islands companies is ICS Corporate Services (Cayman) Limited, P.O. Box 52A Edgewater Way, 1653, KY1-9006, Cayman Islands. Our registered office telephone number is +1 345-917-1939.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov.

Where You Can Find More Information

The SEC maintains an Internet site that contains reports filed by Ambow at www.sec.gov.

B. Business Overview

Our current mission is to shape the future of learning, collaboration, and communication through innovative, AI-powered Phygital solutions that seamlessly connect the physical and digital worlds. At the core of this mission is HybriU––a cutting-edge platform that transforms education, corporate conferencing and live events by delivering immersive, intelligent and real-time experiences across industries.

Designed to bridge the gap between in-person and remote interaction, HybriU enables AI-driven automation, deep engagement and seamless collaboration. With HybriU, Ambow is redefining how people connect, learn and grow-empowering greater access, equity and innovation in education and beyond.

Our services and products

Our Educational Services

As committed advocates of “Education for Employment,” Ambow delivers educational programs through its wholly owned subsidiaries that are thoughtfully designed to align with the evolving demands of today’s job market. This includes NewSchool of Architecture & Design in San Diego, California—a key institution in our network—dedicated to offering industry-aligned, career-focused education that empowers students to excel in their chosen related fields.

NewSchool of Architecture & Design, located in the vibrant city of San Diego, California, is a recognized leader in architectural and design education. The institution is distinguished by its rigorous, forward-thinking curriculum that emphasizes design thinking, sustainability and social responsibility. With a wide array of programs in architecture, interior design, product design and urban design, NewSchool prepares students to meet the complex challenges of today’s built environment. Its hands-on, real-world approach––combined with a global perspective and a diverse, experienced faculty––ensures a holistic education aligned with the demands of the AI-driven future.

Our HybriU Solution

HybriU Education is an AI + 3D hardware and software solution that seamlessly integrates digital and physical classrooms, enhancing teaching and engagement to deliver an immersive, flexible and accessible education.

HybriU Conference revolutionizes corporate conferencing by seamlessly integrating AI intelligence with phygital (physical + digital) innovation, creating an immersive, interactive and globally connected phygital meeting and event experience.

Student recruitment and retention

We employ a variety of marketing and recruiting methods to attract students and increase enrollment in our schools. We believe prospective students are attracted to schools due to our strong brand name, innovative teaching and learning models and practices, and high-quality, individualized services. With the deployment and utilization of HybriU, a rapid increase in the number of out-of-state student and international student enrollment is expected in the future. The longer and more frequently a student uses our services and products, the more effective and personalized the services and content becomes––boosting students’ stickiness and encouraging sustained use of our services throughout their learning cycle.

Our technology and solutions

Company Vision

To lead the global shift toward smarter, more inclusive and human-centered hybrid experiences across industries.

HybriU Vision

To transform how the world learns, connects and collaborates—by merging the physical and digital into one seamless, intelligent experience.

HybriU envisions a borderless world where education, business, and events transcend distance, time zones and language. Powered by AI and driven by purpose, HybriU turns classrooms, boardrooms and global stages into immersive phygital (physical + digital) environments where people truly connect.

HybriU Education

Transforming Schools, Colleges and Training Centers with Immersive, Synchronized Phygital Experiences

HybriU Education is an AI + 3D hardware and software solution that seamlessly integrates digital and physical classrooms, enhancing teaching and engagement to deliver an immersive, flexible and accessible education.

With the vision that future education should be boundless—eliminating barriers between online and offline learning, languages and regions, as well as academia and industry—HybriU Education brings this vision to life. As the first fully synchronized phygital solution, HybriU seamlessly integrates innovative AI, lecture capture, connectivity, immersive technologies and a comprehensive video server and management platform to revolutionize education.

Innovative AI

For Students: HybriU AI transforms the learning experience by enabling students to focus on understanding rather than merely transcribing what teachers say. With AI-powered automation, lecture transcripts are instantly captured and pushed directly to students’ personal notes, allowing them to:

●	Eliminate Manual Note-Taking – No need to write down everything a teacher says; AI-generated transcripts ensure students never miss important information.

●	Make Annotations & Write Real Thoughts – Students can highlight, annotate and add personal insights to deepen their learning experience.

●	AI-Embedded in Notes – AI acts as a built-in tutor, answering students’ questions in real-time based on lecture content and previous materials.

HybriU makes learning more accessible by supporting multiple languages so students can fully engage in class without language being a barrier. Whether participating in live discussions or reviewing recorded lessons, students can interact and take notes in their preferred language, making learning more natural and personalized. By allowing everyone to learn in the language they’re most comfortable with, HybriU creates a more inclusive and supportive classroom experience for all.

For Teachers: HybriU AI empowers teachers with real-time insights into student learning through advanced data analysis. By continuously tracking students’ questions, annotations and engagement patterns, AI identifies areas of difficulty and interest, allowing educators to make informed, data-driven decisions. With this real-time feedback, teachers can dynamically adjust their pacing, emphasize critical topics and tailor content delivery to match student comprehension levels. By seamlessly integrating these insights into the classroom, HybriU AI makes adaptive teaching a reality, ensuring a more responsive, engaging and effective learning experience for all students:

●	Big Data-Driven Student Insights – AI analyzes students’ questions, annotations and engagement patterns to identify areas of confusion or interest.

●	Adaptive Teaching Adjustments – Teachers receive real-time feedback on student understanding, enabling them to adjust their teaching cadence and focus on key topics.

●	Enhanced Student Engagement – AI fosters a more interactive and responsive educational experience by bridging the gap between students’ learning needs and teachers’ instructional methods.

For Lecture Capture and Sharing: HybriU ensures that online and offline students never miss a moment of learning by automatically capturing and organizing lectures. Whether attending live or reviewing later, students can access transcripts, recordings and key insights anytime. With easy content sharing, teachers can distribute materials instantly, and students can collaborate effortlessly, making learning more flexible, interactive and engaging:

●	AI-Powered Focus Tracking: The system uses sophisticated algorithms to continuously track the teacher’s movements and focal points during lectures. This ensures that the camera always captures the most relevant interactions and demonstrations, making the learning experience akin to being physically present in the classroom.

●	Automatic Content Adjustment: AI intelligently adjusts the presentation of digital content based on the context of the lecture and student interactions. This dynamic adjustment helps in maintaining student engagement and ensures that all participants, regardless of their physical or virtual presence, receive a tailored educational experience.

Comprehensive Lecture Capture System

The lecture capture system in HybriU is not merely a recording tool but a robust platform designed to enrich both synchronous and asynchronous learning environments:

●	Comprehensive Content Capture: The system captures every aspect of the lecture, including audio, video, digital whiteboard interactions and real-time student responses. This thorough capture feature ensures that no critical information is lost, making the recorded sessions as valuable as live classes.

●	Integrated Classroom Interaction: HybriU’s system is designed to integrate seamlessly with classroom dynamics, capturing both teacher and student interactions. This feature is crucial for maintaining the natural flow of the classroom, making remote or later viewing sessions more interactive and engaging.

●	AI Intelligent Layout Switching: Optimized Viewing for Lecture Capture and Online Learning

HybriU’s AI-powered Intelligent Layout Switching dynamically adjusts camera views based on the teacher’s movements and classroom activities, ensuring online students always have the best possible perspective. The system seamlessly tracks the teacher, automatically switching between different layouts for optimal engagement. When the teacher is presenting using instructional materials, the patented O-screen design ensures clear visibility of both the instructor and the content. If the teacher turns to write on a whiteboard or is not using teaching materials, the system transitions to a full-screen video view. When the teacher moves out of the camera’s range, only the teaching materials are displayed. This AI-driven functionality enhances the online learning experience by maintaining clarity, focus and engagement throughout the lesson.

●	Asynchronous Learning Enhancement: With AI-powered multi-modal lecture capture, HybriU creates rich, asynchronous learning content that students can access at their convenience. This capability is particularly beneficial for students in different time zones or those who need to revisit complex lessons.

Connectivity Technology

HybriU’s connectivity technology is engineered to facilitate a seamless educational experience across multiple locations, supporting an integrated approach to both local and remote learning environments. Key features include:

●	Multi-Site Synchronization: The system supports synchronized educational delivery across various geographical locations, enabling students at different campuses or remote settings to participate in the same lectures and interactive sessions in real time.

●	Interactive Education Capabilities: HybriU promotes interactive learning by allowing students and educators to engage through real-time feedback and collaborative tools, regardless of their physical location. This is particularly beneficial for group projects, peer reviews and community learning sessions.

●	Remote Students: The technology ensures that remote students receive the same quality of instruction as those who are on-site. This integration is critical for institutions that aim to offer equitable education opportunities to all students.

●	Bring Industry Lab to Classroom: HybriU breaks down the boundaries between academia and industry, bringing industry labs to life within university classrooms. Immersive teaching tools like the 3D LED walls further enhance this feature, providing a dynamic and engaging learning environment.

Immersive Technology

The immersive technology component of HybriU uses state-of-the-art tools to create an engaging and interactive learning environment. It enhances the educational experience by employing the following methods:

●	Innovative 3D Mobile Teaching Cart

The 3D mobile teaching cart supports the life-sized 3D projections. By capturing, storing, transforming and displaying these full-scale signals, a projection of a professor in a remote classroom can be projected remotely to learners in remote locations using the 3D LED wall.

●	Life-sized 3D Projections

One of the standout features of HybriU’s immersive technology is its ability to broadcast life-sized 3D projections of instructors in remote classrooms. This is facilitated through advanced 3D capture and display technologies through our 3D mobile teaching cart, including 3D LED walls, which create a realistic presence of the instructor, enhancing the remote learning experience and making it feel as though the instructor is physically present in the room.

Comprehensive Management Platform

HybriU’s video server and management platform stands as a comprehensive tool designed to streamline administrative and educational processes. It incorporates a range of functionalities that enhance operational efficiency and educational outcomes:

●	Centralized Teaching Evaluation Platform: The platform provides a centralized dashboard for education administrators to assign experienced teachers to remotely observe and evaluate new teachers in a virtual classroom, eliminating the need for a physical presence.

●	AI Data Analytics for Strategic Insights: The platform collects and analyzes data from various interactions and educational activities to offer strategic insights that help institutions optimize their resources, improve educational content and tailor their teaching methods to student needs.

HybriU Education Solution is not just a technological innovation but a comprehensive approach to reimagining education. It is tailored to empower future education, making it more accessible, interactive and efficient for learners, educators and educational institutions worldwide.

HybriU Conference

Transforming Corporate Conferencing with AI and Phygital Innovation

In today’s fast-paced corporate environment, effective communication and collaboration are more critical than ever. HybriU Conference revolutionizes corporate conferencing by seamlessly integrating AI intelligence with phygital (physical + digital) innovation, creating an immersive, interactive and globally connected phygital meeting and event experience.

Designed for executive meetings, large-scale conferences, corporate training and hybrid events, HybriU Conference leverages cutting-edge AI, real-time engagement tools and immersive collaboration environments to bridge the gap between in-person and remote participation.

Seamless Phygital Integration

Unifies in-office and remote participants with synchronized audio, video and engagement tools for a true hybrid experience. AI-enhanced multi-camera tracking and streaming create a natural, in-person feel for remote attendees.

AI-Powered Engagement & Automation

Real-time transcription, smart meeting minutes and automated summaries improve efficiency and knowledge retention.

AI-powered sentiment analysis and intelligent meeting insights enhance decision-making and participation.

Next-Gen Hybrid Conference & Training Room Experience

Multi-camera intelligent tracking automatically switches views based on speaker dynamics.

Virtual camera fusion enhances the meeting experience across Microsoft Teams, Zoom, Webex and other platforms.

Corporate Knowledge Library

AI-powered data capture organizes meeting notes, action items and training content into a searchable, accessible archive.

Ensures corporate knowledge is retained, organized and easily retrievable for future use.

Multi-Language Support & Real-Time Translation

Live transcription and translation break language barriers and enable seamless global collaboration.

Supports dozens of languages for enhanced accessibility and engagement across international teams.

Scalable & Customizable Solutions

Tailored to organizations of all sizes—from small team huddles to large enterprise conferences.

Flexible integration with existing enterprise communication systems and customizable features to meet specific business needs.

Future-Proof & Plug-and-Play Integration

Easy setup with existing conferencing platforms (Microsoft Teams, Zoom, Webex, Slack, etc.).

Designed to evolve with future technologies, ensuring a long-term, adaptable conferencing solution.

Executive Board Meetings – Enhance strategic discussions with AI-powered insights, automated note-taking and seamless hybrid collaboration.

Global Team Collaboration – Break geographical barriers with real-time AI assistance, language translation and immersive engagement tools.

Product Launch & Training – Showcase products and train employees with phygital experiences that blend physical and virtual interactions.

Investor & Stakeholder Engagement – Deliver high-impact presentations with AI-driven analytics, interactive data visualization and real-time Q&A.

Hybrid Events & Conferences – Host large-scale events that combine physical venues with virtual participation, maximizing audience engagement and accessibility.

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

Our main website is www.ambow.com. We have also registered certain domain names, including the product and service website www.hybriu.com. In addition to building “Ambow” as a stand-alone brand, we intend to continue to co-brand “Ambow” with the brands of our acquired schools and programs for the foreseeable future in order to fully leverage their established local presence and reputation.

We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate the rights. There can also be no assurance that competitors will not develop similar intellectual properties independently. If others are able to copy and use our programs and services, we may not be able to maintain our competitive position.

Sales and Marketing

HybriU is strategically positioned for wide-scale adoption across both major U.S. and international markets, with a strong focus on the phygital (physical + digital) learning and corporate conferencing sectors. Our target segments include elite universities aiming to extend their course offerings to global audit students, smaller colleges seeking to boost enrollment by attracting out-of-state and international learners, and corporations pursuing more immersive, AI-enhanced hybrid communication and collaboration solutions.

To accelerate market penetration and scalability, HybriU will be deployed through a network of strategic partners and value-added resellers (VARs). This channel-based approach allows us to efficiently expand our reach efficiently while leveraging local market expertise. Simultaneously, we are focused on standardizing the HybriU product offering to ensure consistent quality and seamless integration across diverse environments. Brand development will remain a priority as we work to establish HybriU as a trusted, recognized name in hybrid learning and collaboration globally.

To build awareness and adoption of the HybriU brand in a highly fragmented education and conferencing market, we employ a selective and systematic marketing approach. Our objective is to develop a strong, unified corporate identity across global markets while customizing campaigns to fit regional needs. Key marketing initiatives include:

●	Enhancing digital visibility through search engine optimization (SEO) on major platforms such as Google;

●	Engaging users through social media and influencer partnerships to drive awareness, trust and engagement;

●	Offering free trials and interactive demos via our website and live promotional events to attract and convert potential users;

●	Hosting industry summits and participating in major education conferences to showcase HybriU as a leading-edge solution and thought leader in hybrid learning and collaboration; and,

●	Sponsoring charitable initiatives and educational forums to strengthen our brand reputation and corporate social responsibility presence.

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

HybriU differentiates itself from conventional platforms such as Zoom, Google Meet and Microsoft Teams by offering a fully integrated AI-powered software and hardware solution that goes beyond basic video communication. Unlike other platforms, HybriU facilitates seamless, real-time interaction between in-person and remote participants—students and educators alike—within a unified classroom environment. This deep integration enables remote learners to actively engage in live discussions, participate in group activities and receive instant feedback alongside their on-campus peers.

By bridging the gap between physical and virtual learning environments, HybriU delivers a truly immersive and inclusive educational experience––promoting equal participation regardless of location. We believe this transformative approach is redefining the educational landscape, delivering a cohesive, adaptive and interactive hybrid classroom model that meets the evolving needs of today’s educators and students.

However, we operate in a highly competitive and rapidly evolving industry. Some of our current and potential competitors may possess significantly greater financial, technical and operational resources, allowing them to invest more heavily in the development, marketing and distribution of their products and services. These organizations may also be able to respond more quickly to shifting market demands, evolving student preferences or emerging technologies.

Moreover, continued advances in internet and digital technologies have lowered the barriers to entry in the education and professional training markets. Smaller and more agile companies are increasingly able to launch and scale digital learning solutions with minimal capital investment, reaching broad audiences via online platforms. This increasing accessibility intensifies competition across all segments we target, requiring continuous innovation and strategic execution to maintain market relevance and growth.

Seasonality

Our business is subject to seasonal variations. Historically, there are fewer educational service activities during the third quarter due to the summer break.

Regulations

Our business activities are subject to various federal, state, local and foreign laws, rules and regulations. Compliance with these laws, rules and regulations has not had and is not expected to have, a material effect on our capital expenditures, results of operations, and competitive position as compared to prior periods. Nevertheless, compliance with existing or future governmental regulations, including, but not limited to, those pertaining to consumer and data protection and taxes, could have a material impact on our business in subsequent periods. For more information on the potential impacts of government regulations affecting our business, see “Risk Factors” under “Item 3 – Key Information.”

Facilities

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

Legal Proceedings

In July 2024, NewSchool of Architecture & Design, LLC (“NewSchool”), a subsidiary of the Group, had a disagreement with Art Block Investors, LLC, BroArt, LLC, Art Block MF, LLC, PREF Art Block, LLC (the “Landlord”), regarding the campus lease, which is currently in litigation.

The litigation matters comprise the following two lawsuits.

Filed on July 15, 2024, by Art Block Investors, LLC et al., in the San Diego Superior Court (the “Court”), this unlawful detainer action seeks possession of premises occupied by NewSchool and recovery of $2,255,984.44 in past rent and common area maintenance (CAM) fees.

Following trial, the Court issued a Proposed Statement of Decision awarding the plaintiffs possession and damages, with attorney’s fees and costs (estimated $80,000–$100,000) to be determined. NewSchool has objected, but judgment is expected within 30 days, followed by a motion for fees.

Filed on September 6, 2024, in the San Diego Superior Court, Art Block Investors, LLC et al. alleges breach of contract and guaranty against NewSchool and Ambow Education Holdings Ltd., seeking $4,466,247.80, potentially offset by amounts recovered in the first lawsuit.

We, as defendants, have answered and are contesting the claims; no pretrial or trial dates have been set. The Company continues to evaluate these matters. The ultimate resolution of the proceedings may have a material adverse impact on our business, financial condition, results of operations or cash flows. Failure to settle the proceedings or other unfavorable outcomes in these proceedings could result in significant damages, additional penalties or other remedies imposed against the Company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources. It could also result in our reputation being harmed and our stock price could decline as a result of allegations made in the course of the proceedings, regardless of the truthfulness of the allegations.

Saved as disclosed above, as of December 31, 2024, there are no claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to our knowledge, are reasonably possible to have, material changes on our financial position results of operations or cash flow.

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

Insurance

We maintain property insurance to cover potential damages to a portion of our property. In addition, we provide medical, unemployment and other insurance to our employees in compliance with applicable laws, rules and regulations. We maintain insurance policies covering losses relating to our systems and have business interruption insurance.

C. Organizational Structure

The diagrams below illustrate our corporate structure with respect to each of our significant subsidiaries and the place of incorporation of each named entity during 2024, and as of the date of this annual report.

(1)	Ambow BSC Inc. and Bay State College Inc. were dissolved in 2024.

Ambow, Ambow Education Inc., Ambow NSAD Inc. and NewSchool are the offshore principal operating entities. Their functional currency is US$.

D. Property, Plant and Equipment

See “Item 4.B. Information on the Company-Business Overview-Facilities.”

Item 4A Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the financial condition and results of operations should be read in conjunction with our consolidated financial statements for the periods specified, including the notes thereto included elsewhere in this annual report on Form 20-F as well as “Item 3.A Key Information—Selected Consolidated Financial Data.” We undertake no obligation to update publicly any forward-looking statements in this annual report on Form 20-F. We are omitting the discussion of the 2022 results of operations. Our financial statements as of and for the year ended December 31, 2022 can be found under Item 5A in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on April 27, 2023, and is available for review at www.sec.gov.

A.  Operating Results

Overview

Our current mission is to shape the future of learning, collaboration and communication through innovative, AI-powered Phygital solutions that seamlessly connect the physical and digital worlds. At the core of this mission is HybriU––a cutting-edge platform that transforms education, corporate conferencing and live events by delivering immersive, intelligent and real-time experiences across industries.

Designed to bridge the gap between in-person and remote interaction, HybriU enables AI-driven automation, deep engagement and seamless collaboration. With HybriU, Ambow is redefining how people connect, learn and grow-empowering greater access, equity and innovation in education and beyond.

Our net revenues increased from $9.2 million in 2023 to $9.4 million in 2024. The increase from 2023 to 2024 was primarily driven by revenue growth from the launch of HybriU, while partially offset by the closure of Bay State College.

Our net income improved significantly to $0.3 million in 2024 compared to a net loss of $3.2 million in 2023.

Factors affecting our results of operations

While our business is influenced by factors affecting the education and other industries in the U.S. generally, we believe our business is more directly affected by Company-specific factors, including, among others:

●	The number of student enrollments. The number of student enrollments is largely driven by the demand for the educational programs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our campuses, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We plan to continue to add new offerings to better attract students of different needs and provide cross-selling opportunities.

●	The amount of fees we charge. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location and capacity of the campuses, costs of delivering our services, and the course fees charged by our competitors for the same or similar courses.

●	Our costs and expenses. We incur costs and expenses at both the headquarter level and at our campuses. Our most significant costs are compensation and social welfare paid to/for our teachers, rental- and teaching-related expenses. A substantial majority of our operating expenses are selling and marketing, general and administrative expenses and research and development expenses.

Effects of disposals and other strategic plans

There were no other material acquisitions and disposals during the years 2023 and 2024, with the exception of the permanent closure of Bay State College, which was finalized on August 31, 2023.

Key financial performance indicators

Our key financial performance indicators consist of our net revenues, cost of revenues, gross profit and operating expenses, which are discussed in greater detail below. The following table sets forth our net revenues, cost of revenues and gross profit, both in absolute amounts and as a percentage of net revenues, for the periods indicated.

	For the Years Ended December 31,
	2023		2024
	$	%	$	%
	(in thousands, except percentages)
Net revenues	9,163	100.0	9,392	100.0
Cost of revenues	(6,669)	(72.8)	(4,405)	(46.9)
Gross Profit	2,494	27.2	4,987	53.1

Net revenues

In 2023 and 2024, we generated net revenues of $9.2 million and $9.4 million, respectively. The increase in revenue was driven by revenue growth from the launch of HybriU, while partially offset by the closure of Bay State College.

Ambow is providing career-focused higher education services for undergraduate students through NewSchool of Architecture & Design in San Diego and licensing its new product, HybriU, in the international market.

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

Gross profit

Gross profit as a percentage of our net revenues was 27.2% and 53.1% in 2023 and 2024, respectively. The increase in gross profit margin from 2023 to 2024 was primarily attributable to an increase in the revenues from HybriU.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the years indicated.

	For the Years Ended December 31,
	2023		2024
	$	%	$	%
	(in thousands, except percentages)
Net revenues	9,163	100.0	9,392	100.0
Operating expenses:
Selling and marketing	(1,051)	(11.5)	(1,013)	(10.8)
General and administrative	(5,264)	(57.4)	(4,258)	(45.3)
Research and development	(484)	(5.3)	(438)	(4.7)
Total operating expenses	(6,799)	(74.2)	(5,709)	(60.8)

Selling and marketing expenses. Our selling and marketing expenses primarily consist of expenses related to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The change in selling and marketing expenses from 2023 to 2024 was insignificant.

General and administrative expenses. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utility payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities, as well as bad debt provision. Our general and administrative expenses decreased from $5.3 million in 2023 to $4.3 million in 2024, which was mainly driven by reduced payroll expenses following the closure of Bay State College.

Research and development. Our research and development consisted of personnel-related expenses directly associated with our research and development department and allocated overhead. Our research and development expenses remained relatively stable from 2023 to 2024, with minimal changes.

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

Critical accounting policies and estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified certain accounting policies as critical accounting policies as they require management’s highest degree of judgment, estimates and assumptions, including: 1) revenue recognition; 2) accounts receivables, net; 3) Intangible assets; 4) income tax; 5) lease.  See Note 3—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies.

Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates to include (i) allowance for credit losses; (ii) impairment of long-lived assets, and (iii) valuation allowance for deferred tax assets as follows:

Allowance for credit losses

Our accounts receivable and long-term receivables included in other non-current assets are within the scope of ASC 326. For accounts receivable, we estimate the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For other receivables, we review other receivables on a periodic basis and makes allowance on an individual basis when there is doubt as to the collectability. Other receivables are written off after all collection efforts have been exhausted. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets, using the expected future discounted cash flows. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated.

Allowance for deferred tax assets

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized. We follow FASB ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Changes to the estimates for the tax consequences in future years can significantly affect the valuation allowance for deferred tax assets.

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

Summary of Consolidated Statements of Operations

	For the Years Ended December 31,
	2023	2024
	$	$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
Total net revenues	9,163	9,392
COST OF REVENUES:
Total cost of revenues	(6,669)	(4,405)
GROSS PROFIT	2,494	4,987
Operating expenses:
Selling and marketing	(1,051)	(1,013)
General and administrative	(5,264)	(4,258)
Research and development	(484)	(438)
Total operating expenses	(6,799)	(5,709)
OPERATING LOSS	(4,305)	(722)
OTHER INCOME, NET	1,144	192
LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	(3,161)	(530)
Income tax (expense) benefit	(14)	839
NET (LOSS) INCOME	(3,175)	309
Less: Net (loss) income attributable to noncontrolling interests	—	—
NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(3,175)	309

Year ended December 31, 2023 compared with the year ended December 31, 2024

Net revenues. Our net revenues increased by 2.2% from $9.2 million in 2023 to $9.4 million in 2024. The increase was primarily driven by revenue growth from the launch of HybriU, while partially offset by the closure of Bay State College.

Cost of revenues. Our cost of revenues decreased by 34.3% from $6.7 million in 2023 to $4.4 million in 2024. The decrease was primarily due to the closure of Bay State College.

Gross profit. Gross profit as a percentage of our net revenues increased from 27.2% in 2023 to 53.2% in 2024. The increase in gross profit was mainly attributable to an increase in the net revenues from HybriU and a reduction in payroll expenses and teaching costs upon the closure of Bay State College.

Operating expenses. Our total operating expenses decreased by 16.2% from $6.8 million in 2023 to $5.7 million in 2024. This decrease was mainly due to reduced payroll expenses following the closure of Bay State College.

●	Selling and marketing expenses. Our selling and marketing expenses remained stable with minimal changes, decreasing slightly from $1.1 million in 2023 to $1.0 million in 2024.

●	General and administrative expenses. Our general and administrative expenses decreased by 18.9% from $5.3 million in 2023 to $4.3 million in 2024. The decrease in 2024 was mainly due to the closure of Bay State College.

●	Research and development expenses. Our research and development expenses remained relatively stable from 2023 to 2024, with minimal changes.

Other income, net. We recorded other net income of $0.2 million in 2024, compared to other net income of $1.1 million in 2023. The decrease was mainly due to the $1.4 million gain on consideration received from sales of curriculum in 2023.

Net (loss)/income. In accordance with the above-mentioned factors, our net (loss)/income changed from $3.2 million loss in 2023 to $0.3 million income in 2024.

B.  Liquidity and Capital Resources

As of December 31, 2024, our consolidated current assets exceeded our consolidated current liabilities by $4.8 million. Our consolidated net assets were $6.7 million as of December 31, 2024.

Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage cost and operating expenses, we may not be able to achieve profitability.

We believe that available cash and cash equivalents, cash provided by operating activities, together with cash available, should enable us to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued, and we have prepared the consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations and we expect that we will require additional capital in order to execute its longer-term business plan. If we encounter unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing our business development activities, suspending the pursuit of its business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that we will raise additional capital if needed.

Condensed summary of our cash flows

	For the Years Ended December 31,
	2023	2024
	$	$
	(in thousands)
Net cash (used in) provided by operating activities	(290)	1,635
Net cash used in investing activities	—	(2,010)
Net cash provided by (used in) financing activities	2,803	(1,239)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(128)	—
Net change in cash, cash equivalents and restricted cash	2,385	(1,614)
Cash, cash equivalents and restricted cash at the beginning of the year	7,670	10,055
Cash, cash equivalents and restricted cash at the end of the year	10,055	8,441

Operating activities

Net cash used in operating activities amounted to $0.3 million in the year ended December 31, 2023, compared with net cash provided by operating activities amounted to $1.6 million in the year ended December 31, 2024.

Net cash used in operating activities in the year ended December 31, 2023 was primarily attributable to a net loss of $3.2 million, a decrease in operating lease liabilities of $1.2 million, a decrease in accounts receivable of $1.4 million, a decrease in accrued and other liabilities of $2.3 million, and a decrease in accounts payable of $1.0 million. These were partially offset by amortization of operating lease right of use asset of $2.1 million, disposal loss from property and equipment of $0.3 million, an increase in prepaid and other current assets of $6.0 million and bad debt provision of $0.4 million.

Net cash provided by operating activities in the year ended December 31, 2024 was primarily attributable to net income of $0.3 million, amortization of operating lease right of use asset of $2.2 million and a decrease in other non-current assets of $1.7 million . These were partially offset by a decrease in operating lease liabilities of $0.7 million, a decrease in accounts receivable of $0.2 million, a decrease in accrued and other liabilities of $0.4 million, a decrease in accounts payable of $0.6 million, a decrease in income taxes payable of $0.5 million, a decrease in bad debt provision of $0.1 million and an increase in prepaid and other current assets of $0.06 million.

Investing activities

Net cash used in investing activities was nil for the year ended December 31, 2023, compared with net cash used in investing activities of $2.0 million for the year ended December 31, 2024.

Financing activities

Our financing activities consist primarily of proceeds from minority shareholder capital injections and short-term borrowings. Net cash provided by financing activities was $2.8 million in the year ended December 31, 2023, compared with net cash used in financing activities of $1.2 million in the year ended December 31, 2024.

Net cash provided by financing activities for the year ended December 31, 2023 was mainly attributable to $2.4 million in proceeds from short-term borrowing and $1.9 million in proceeds from issuance of ordinary shares and warrants to purchase ordinary shares, net of expenses, partially offset by $1.5 million in repayments of short-term borrowing.

Net cash used in financing activities for the year ended December 31, 2024 was mainly attributable to $1.2 million in proceeds from short-term borrowing, partially offset by $2.4 million in repayments of short-term borrowing.

Short-term borrowings

Loan agreements for short-term borrowings consisted of the following:

	As of December 31,
	Maturities	2023	2024
		$	$
	(In thousands)
Short-term bank borrowing from East West Bank	January 2024	2,439	—
Short-term bank borrowing from Cathay Bank	December 2025	—	1,200
Short-term bank borrowing from Cathay Bank	October 2025	1,500	1,500

The weighted average interest rate of the borrowings outstanding was 4.40% and 6.16% per annum as of December 31, 2023 and 2024. The fair values of the borrowings approximate their carrying amounts. The weighted average borrowings for the years ended December 31, 2023 and 2024 were $2.7 million and $2.7 million, respectively.

The borrowings incurred interest expenses were $0.2 million and $0.2 million for the years ended December 31, 2023 and 2024. There was not capitalization as additions to construction in progress for each of two years ended December 31, 2024.

Capital expenditures

Our capital expenditures were nil and $1.2 million in the fiscal years ended December 31, 2023 and 2024, respectively. These capital expenditures were incurred primarily for investments in equipment.

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

Recent accounting standards

See Notes 3(x) to the audited consolidated financial statements for recent accounting standards that could have an effect on us.

C.  Research and Development, Patents and Licenses

As of December 31, 2024, we employed eleven full-time and part-time software and educational professionals. In 2023 and 2024, we spent $0.5 and $0.4 million on research and development expenses, respectively.

D.  Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see “Item 5.A Operating and Financial Review and Prospects-Operating Results” and “5.B Operating and Financial Review and Prospects-Liquidity and Capital Resources.” Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

There were no new off-balance sheet arrangements as of December 31, 2023 and 2024.

F.  Contractual Long-Term Obligations

The following table presents a summary of our contractual long-term obligations and payments, by period, as of December 31, 2024.

	Payments Due by Period
	Total	2025-2026	2027-2028	Thereafter
	(in millions)
Operating lease obligations	$6.2	6.1	0.1	—

G.  Safe Harbor

See “Forward-Looking Statement.”

Item 6. Directors, Senior Management and Employees

A.  Directors and Senior Management

The table below sets forth certain information relating to our directors and executive officers as of December 31, 2024.

Name	Age	Position	Class	Nationality	Residence
Jin Huang	59	President, Chief Executive Officer, Acting Chief Financial Officer and Chairman of the Board	Class III	United States	China

Chiao-Ling Hsu	56	Chief Operating Officer and President of NewSchool of Architecture & Design	N/A	Taiwan	China

Yanhui Ma (1)(2)	65	Director	Class III	United States	United States

Yigong Justin Chen (1)	55	Director	Class I	China	China
Mingjun Wang (1)(2)	63	Director	Class II	China	China

(1)	Member of the audit committee

(2)	Member of the compensation committee

Jin Huang has served as our President and Chief Executive Officer and as a member of our Board of Directors since our inception in August 2000 and has served as our Acting Chief Financial Officer since September 2022. Dr. Huang has over 15 years of academic and industry experience in Silicon Valley. Prior to founding Ambow, Dr. Huang was a founding engineer at Avant, where she was responsible for product design and engineering management. Dr. Huang holds a bachelor’s degree in Computer Science, a master’s degree in Computer Science and a Ph.D. in Electronic Engineering from the University of Electronic Science & Technology of China. From 1990 to 1993, Dr. Huang was doing research and completed her Ph.D. dissertation at the University of California, Berkeley.

Chiao-Ling Hsu has served as our Chief Operating Officer since June 2015. She took on the role of Interim President at NewSchool of Architecture & Design starting in 2022 and became the President in October 2023. Ms. Hsu has over 15 years of operating and management experience in the education industry. Since 2011, she has served as Chief Executive Officer of the Hwa Kang Foundation and as Executive Director of the Innovative Biz Group in the School of Continuing Education (SCE) at Chinese Culture University in Taipei. From 2012 to 2014, Ms. Hsu was also Vice Chairperson at the Center for Credentialing & Education in Greensboro, North Carolina, in the United States. Previously, Ms. Hsu held several positions in the SCE at Chinese Culture University, including Chief Operating Office, Director of the Customer Contact Center, and Director of the E-learning Development Center. Ms. Hsu is a graduate of Chinese Culture University and also holds a master’s degree in Business Education from New York University.

Yanhui Ma joined the Board of Directors in May 2014. Dr. Ma is an independent non-executive director of the Company. Dr. Ma has been involved in the creation, funding and development of several healthcare companies, especially joint venture corporations between China and the United States. Dr. Ma also served on the Board of Directors of several healthcare-related corporations he founded or co-founded in the U.S. and China, including Sinocare and SinoMed. Dr. Ma organized and co-founded the International Drug Delivery Society and previously served as Vice Chairman of the Society. He also served as the Vice President of the US Silicon Valley Chinese Business Association.

Justin Chen has served as a member of our Board of Directors since March 2013. Mr. Justin Chen is a counsel at PacGate Law Group. He is a California-licensed attorney and is qualified to practice before the United States Patent and Trademark Office. Justin Chen graduated from the University of Iowa, College of Law in 1998 with a Juris Doctor degree and graduated from Peking University, Department of Biochemistry with a bachelor’s degree in 1992 and obtained his master’s degree in Biochemistry and Juris Doctor degrees, both from the University of Iowa in 1995 and 1998, respectively.

Mingjun Wang has served as a member of our Board of Directors since September 2022 and is an independent non-executive director of the Company. Mr. Mingjun Wang has over 30 years of operating and management experience in the education and publishing industries. Since 2003, he has served as Chairman of the Board of Directors of Beijing Century Oriental Science and Technology Inc. Since 2017, he has been an executive partner of Edtech Venture, a U. S. venture capital firm. Mr. Wang is also an entrepreneur and independent investor in the United States and China, with investment portfolios including Splashtop, Homatch, Century Oriental, OSA Technologies, 100E Inc. etc. Previously, Mr. Wang held Editor in Chief and Vice President positions of the Publishing House of Electronics Industry of China, and served as a member of the Board of Directors of China Electronics Association. Mr. Wang joined Pearson Education as an international rights manager in 1999. Mr. Wang graduated from Stanford University, School of Business in 1998 with a Master of Science in Management degree, obtained his Master of Electronics Engineering degree from Xidian University in 1988 and a Bachelor of Science degree from Shandong University, Department of Mathematics in 1983.

The business address of each of our executive officers and directors is Ambow Education Holding Ltd., 10080 N. Wolfe Rd, Suite SW3-200, Cupertino, CA 95014, United States of America.

There are no family relationships among any of our directors and executive officers.

None of our non-executive directors has any employment or service contract with our Company.

Terms of executive officers

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

B. Compensation

During 2024, the aggregate cash compensation that we paid to our executive officers as a group was $0.4 million, which includes bonuses, salaries and other benefits that were earned in 2023 and paid in 2024.

There were no share-based compensation expenses for the share options during the years from 2022 to 2024. As of December 31, 2023 and 2024, all share options were vested.

On November 22, 2018, the Board of Directors approved the grant of 200,000 shares of the restricted stock to senior employees of the Company. Twenty-five percent of the awards shall vest on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participants’ continuing service of the Company through each vesting date. During 2023 and 2024, nil and nil shares of restricted stock were vested, respectively.

On June 30, 2022, the Board of Directors approved the grant of 5.2 million fully vested Class A ordinary shares of the restricted stock to senior employees of the Group for their services rendered in the past years.

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

In the event that we terminate Dr. Huang’s employment for cause, or if Dr. Huang voluntarily resigns (other than a resignation for good cause following a change of control), Dr. Huang will not be entitled to receive any severance benefits, provided that Dr. Huang will be able to exercise any vested and unexercised awards under our equity incentive plans in accordance with the terms set forth therein.

In the event that we terminate Dr. Huang’s employment under circumstances other than a change of control and for any reason other than for cause or voluntary termination, or if within 24 months after a change of control, Dr. Huang is involuntarily terminated (other than for cause) or voluntarily resigns for good cause, Dr. Huang will be entitled to certain severance benefits, including:

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

Pursuant to the service contract, Dr. Huang also has agreed to certain non-competition undertakings during the term of her employment and for a period of one-year following any termination of her employment. These non-competition undertakings include that Dr. Huang may not, during the one-year period following any termination of her employment, (i) solicit or entice away any of our clients or prospective clients, (ii) have any business dealings with any of our clients or prospective clients, (iii) solicit or entice away any individual who is employed by us as a director or in a managerial, executive or technical capacity, or employ or engage any such individual, or (iv) carry on, set up, be employed, engaged or interested in a business anywhere in the PRC which is in competition with our business as of the termination date. These non-competition undertakings will not prohibit Dr. Huang from seeking or doing any business that is not in direct or indirect competition with our business, nor will they prevent Dr. Huang from holding shares or other capital not amounting to more than 5% of the total issued share capital of any company which is listed on a regulated market. Dr. Huang is entitled to receive one-half of her annual base salary over the post-termination non-competition period as consideration for her non-competition undertakings, which are subject to our making such payments.

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

Employment Agreements with our other Executive Officers

We have entered into employment agreements with most of our executive officers. Under these agreements, most of our executive officers are employed for a specified time period subject to renewal. As stipulated under the applicable laws, we may be required to provide severance compensation as expressly required by applicable law. In certain cases, in the event of termination without cause, we are also required to provide severance compensation in accordance with the terms of the applicable employment agreement.

Confidential information and invention assignment agreements

We have also entered into a confidential information and invention assignment agreement with each of our executive officers. We require all of our employees to execute the same confidential information and invention assignment agreement or an agreement on substantially similar terms. Under the terms of the agreement, each executive officer has agreed to hold, both during and after such executive officer’s term of employment, in strictest confidence and not to use, except for our benefit, or to disclose to any person, firm or corporation without written authorization, any confidential information. Confidential information does not include any information that has become publicly known and made generally available through no wrongful act of our executive officers. Each executive officer has also agreed during such officer’s term of employment not to improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity unless consented to in writing by such employer, person or entity. In addition, each executive officer has agreed to disclose to us, hold in trust for the sole right and benefit of us and assign to us, all right, title and interest in and to, any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registerable under copyright or similar laws, which such executive officer may solely or jointly conceive, develop or reduce to practice or cause to be conceived, developed or reduced to practice, during the period of employment. Furthermore, each executive officer has agreed to not directly or indirectly solicit, induce, recruit or encourage any employees to leave their employment during the twelve-month period immediately following such executive officer’s termination of employment.

Equity-based compensation plans

2010 Equity Incentive Plan

On June 1, 2010, we adopted the 2010 Equity Incentive Plan, or the “2010 Plan,” which became effective upon the completion of our IPO on August 5, 2010, and terminated automatically 10 years after its adoption.

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

Restricted share units. Restricted share units may be granted under our Amended 2010 Plan. Each restricted share unit granted is a bookkeeping entry representing an amount equal to the fair market value of an ordinary share. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units, including the vesting criteria and the form and timing of payment.

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

Term, Amendment and Termination. Our Amended 2010 Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years from the date adopted by the Board, unless terminated earlier under Section 18 of the Plan. Our Board of Directors has the authority to amend, suspend or terminate the 2010 Equity Incentive Plan, provided such action does not impair the rights of any participant with respect to any outstanding awards.

2024 Equity Incentive Plan

On December 20, 2024, we adopted the Company’s 2024 Equity Incentive Plan (the “Plan”), which became effective upon the approval of the shareholders at the Annual Meeting of Shareholders on December 20, 2024.

The 2024 Plan is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to our officers, employees, directors, consultants and advisers. The purpose of the Plan is to help us attract, motivate and retain such persons with awards under the Plan and thereby enhance shareholder value.

Administration. The Plan is administered by the Board, and upon consummation of this offering will be administered by the compensation committee of the Board, which shall consist of three members of the Board, each of whom is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and “independent” for purposes of any applicable listing requirements. If a member of the compensation committee is eligible to receive an award under the Plan, such compensation committee member shall have no authority under the plan with respect to his or her own award. Among other things, the compensation committee has complete discretion, subject to the express limits of the Plan, to determine the directors, employees and nonemployee consultants to be granted an award, the type of award to be granted the terms and conditions of the award, the form of payment to be made and/or the number of shares of common stock subject to each award, the exercise price of each option and base price of each stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the common stock underlying the award, and the required withholding, if any. The compensation committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would impair the participant’s rights or entitlements with respect to that award. The compensation committee is also authorized to construe the award agreements, and may prescribe rules relating to the Plan. Notwithstanding the foregoing, the compensation committee does not have any authority to grant or modify an award under the Plan with terms or conditions that would cause the grant, vesting or exercise thereof to be considered nonqualified “deferred compensation” subject to Code Section 409A, unless such award is structured to be exempt from or comply with all requirements of Code Section 409A.

Grant of Awards; Shares Available for Awards. The Plan provides for the grant of stock options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted stock awards, restricted stock unit awards and unrestricted stock awards to non-employee directors, officers, employees and nonemployee consultants of Ambow Education Holding Ltd. or its affiliates. The maximum aggregate number of Shares that may be awarded and sold under the Plan is 6,500,000 ordinary shares. The number of ordinary shares available for issuance under the Plan shall automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with the calendar year 2025, resulting in the aggregate number of ordinary shares available under this Plan equaling fifteen percent (15%) of the total number of ordinary shares outstanding on the last trading day in December of the immediately preceding calendar year minus the total number of reserved and available shares under the Company’s 2005 Plan and 2010 Plan. No more than 6,500,000 shares of common stock in the aggregate may be issued under the Plan in connection with incentive stock options. Shares shall be deemed to have been issued under the Plan solely to the extent actually issued and delivered pursuant to an award. If any award granted under the Plan expires, is canceled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the Plan. The Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors. The Board of Directors in its discretion may terminate the Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the Plan’s termination shall not materially and adversely impair the rights of a holder, without the consent of the holder, with respect to any award previously granted.

Automatic Share Reserve Increase. The number of Shares available for issuance under the Plan will be increased on the closing day of each future Registration (including closing of over-allotment options) during the next two fiscal years ending December 31, 2026, in an amount equal to fifteen percent (15%) of the Shares offered in each Registration.

Future new hires and additional non-employee directors and/or consultants would be eligible to participate in the Plan as well. The number of stock options and/or shares of restricted stock to be granted to executives and directors cannot be determined at this time as the grant of stock options and/or shares of restricted stock is dependent upon various factors such as hiring requirements and job performance.

Stock Options. The Plan provides for either “incentive stock options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under Section 422 of the Code, or “nonqualified stock options” (“NSOs”). Stock options may be granted on such terms and conditions as the compensation committee may determine, which shall be specified in the option agreement; provided, however, that the per share exercise price under a stock option may not be less than the fair market value of a share of common stock on the date of grant and the term of the stock option may not exceed 10 years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of our Company or a parent or subsidiary of our Company). ISOs may only be granted to employees. In addition, the aggregate fair market value of common stock covered by one or more ISOs (determined at the time of grant), which are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Any excess is treated as an NSO.

Stock Appreciation Rights. A SAR entitles the participant, upon exercise, to receive an amount, in cash or stock or a combination thereof, equal to the increase in the fair market value of the underlying common stock between the date of grant and the date of exercise. The compensation committee shall set forth in the applicable SAR award agreement the terms and conditions of the SAR, including the base value for the SAR (which shall not be less than the fair market value of a share on the date of grant), the number of shares subject to the SAR and the period during which the SAR may be exercised and any other special rules and/or requirements which the compensation committee imposes on the SAR. No SAR shall be exercisable after the expiration of ten (10) years from the date of grant. SARs may be granted in tandem with, or independently of, stock options granted under the Plan. A SAR granted in tandem with a stock option (i) is exercisable only at such times, and to the extent, that the related stock option is exercisable in accordance with the procedure for exercise of the related stock option; (ii) terminates upon termination or exercise of the related stock option (likewise, the common stock option granted in tandem with a SAR terminates upon exercise of the SAR); (iii) is transferable only with the related stock option; and (iv) if the related stock option is an ISO, may be exercised only when the value of the stock subject to the stock option exceeds the exercise price of the stock option. A SAR that is not granted in tandem with a stock option is exercisable at such times as the compensation committee may specify.

Performance Shares and Performance Unit Awards. Performance share and performance unit awards entitle the participant to receive cash or shares of common stock upon the attainment of specified performance goals. In the case of performance units, the right to acquire the units is denominated in cash values. The compensation committee shall set forth in the applicable award agreement the performance goals and objectives and the period of time to which such goals and objectives shall apply. If such goals and objectives are achieved, such distribution of shares, or payment in cash, as the case may be, shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such performance goals and objectives relate, unless otherwise structured to comply with Code Section 409A.

Distribution Equivalent Right Awards. A distribution equivalent right award entitles the participant to receive bookkeeping credits, cash payments and/or common stock distributions equal in amount to the distributions that would have been made to the participant had the participant held a specified number of shares of common stock during the period the participant held the distribution equivalent right. A distribution equivalent right may be awarded as a component of another award (but not an option or SAR award) under the Plan, where, if so awarded, such distribution equivalent right will expire or be forfeited by the participant under the same conditions as under such other award. The compensation committee shall set forth in the applicable distribution equivalent rights award agreement the terms and conditions, if any, including whether the holder is to receive credits currently in cash, is to have such credits reinvested (at fair market value determined as of the date of reinvestment) in additional ordinary shares, or is to be entitled to choose among such alternatives.

Restricted Stock Awards. A restricted stock award is a grant or sale of common stock to the holder, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the compensation committee or the Board of Directors may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the compensation committee or the Board of Directors may determine at the date of grant or purchase or thereafter. If provided for under the restricted stock award agreement, a participant who is granted or has purchased restricted stock shall have all of the rights of a shareholder, including the right to vote the restricted stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the compensation committee or the Board of Directors or in the award agreement). During the restricted period applicable to the restricted stock, subject to certain exceptions, the restricted stock may not be sold, transferred, pledged, exchanged, hypothecated, or otherwise disposed of by the participant.

Restricted Stock Unit Awards. A restricted stock unit award provides for a grant of shares or a cash payment to be made to the holder upon the satisfaction of predetermined individual service-related vesting requirements, based on the number of units awarded to the holder. The compensation committee shall set forth in the applicable restricted stock unit award agreement the individual service-based vesting requirements which the holder would be required to satisfy before the holder would become entitled to payment and the number of units awarded to the holder. The holder of a restricted stock unit shall be entitled to receive a cash payment equal to the fair market value of an ordinary share, or one ordinary share, as determined in the sole discretion of the compensation committee and as set forth in the restricted stock unit award agreement, for each restricted stock unit subject to such restricted stock unit award, if and to the extent the holder satisfies the applicable vesting requirements. Such payment or distribution shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the restricted stock unit first becomes vested, unless otherwise structured to comply with Code Section 409A. A restricted stock unit shall not constitute an equity interest in the Company and shall not entitle the Holder to voting rights, dividends or any other rights associated with ownership of Shares prior to the time the Holder shall receive a distribution of Shares

Unrestricted Stock Awards. An unrestricted stock award is a grant or sale of shares of our common stock to the employees, non-employee directors or non-employee consultants that are not subject to transfer, forfeiture or other restrictions, in consideration for past services rendered to the Company or an affiliate or for other valid consideration.

Adjustments. The aggregate number of shares of common stock reserved and available for issuance under the Plan, the individual limitations, the number of shares of common stock covered by each outstanding award, and the price per share of common stock underlying each outstanding award will be equitably and proportionally adjusted or substituted, as determined by the compensation committee in its sole discretion, as to the number, price or kind of stock or other consideration subject to such awards in connection with stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in our capitalization affecting our common stock or our capital structure which occurs after the date of grant of any award, in connection with any extraordinary dividend declared and paid in respect of stock or in the event of any change in applicable law or circumstances that results in or could result in, as determined by the compensation committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the Plan.

Change-in-Control Provisions. The compensation committee may, in its sole discretion, at the time an award is granted or at any time prior to, coincident with or after the time of a change in control, cause any award either (i) to be cancelled in consideration of a payment in cash or other consideration in amount per share equal to the excess, if any, of the price or implied price per share of common stock in the change in control over the per share exercise, base or purchase price of such award, which may be paid immediately or over the vesting schedule of the award; (ii) to be assumed, or new rights substituted therefore, by the surviving corporation or a parent or subsidiary of such surviving corporation following such change in control; (iii) accelerate any time periods, or waive any other conditions, relating to the vesting, exercise, payment or distribution of an award so that any award to a holder whose employment has been terminated as a result of a change in control may be vested, exercised, paid or distributed in full on or before a date fixed by the compensation committee; (iv) to be purchased from a holder whose employment has been terminated as a result of a change of control, upon the holder’s request, for an amount of cash equal to the amount that could have been obtained upon the exercise, payment or distribution of such rights had such award been currently exercisable or payable; or (v) terminate any then outstanding award or make any other adjustment to the awards then outstanding as the compensation committee deems necessary or appropriate to reflect such transaction or change. The number of shares subject to any award shall be rounded to the nearest whole number.

Amendment and Termination. The compensation committee may adopt, amend and rescind rules relating to the administration of the Plan, and amend, suspend or terminate the Plan, but no such amendment or termination will be made that materially and adversely impairs the rights of any participant with respect to any award received thereby under the Plan without the participant’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws.

The following table summarizes, as of December 31, 2024, the share options and other equity awards granted to our executive officers under our equity incentive plans or pursuant to other arrangements approved by our Board of Directors:

Name	Ordinary Shares Underlying Options Granted & Restricted Shares		Date of Grant (original)	Date of Grant (New)	Date of Expiration
Dr. Jin Huang	98,566	(1)	02/25/10	11/22/18	—
Chiao-Ling Hsu	333,333	(1)	—	05/18/15	—

(1)	Restricted shares

On June 30, 2022, the Board of Directors approved the grant of 5.2 million fully vested Class A ordinary shares of the restricted stock to senior employees of the Group for their services rendered in the past years.

C. Board Practices

As of December 31, 2024, our Board of Directors consisted of four directors:

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
Yanhui Ma

A director may be removed for negligence or other reasonable cause at any time before the expiration of his or her term by a special resolution passed at a duly convened shareholder meeting by the holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at such meeting or by unanimous written consent of our shareholders. Vacancies on our Board of Directors created by such a removal or by resignation may be filled by resolution passed at a duly convened shareholder meeting by the holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting or by a majority vote of the remaining directors in office. A director so elected or appointed shall hold office until the next succeeding annual shareholder meeting and may be nominated for reelection at that time.

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

Audit committee

Our audit committee consists of Yigong Justin Chen, Mingjun Wang and Yanhui Ma, each of whom meets the independence standards of the NYSE and the SEC. Yigong Justin Chen is the Chairperson of our audit committee. Mr. Yanhui Ma serves as our audit committee financial expert. The responsibilities of our audit committee include, among other things:

●	Appointing and overseeing the work of our independent auditors, approving the compensation of our independent auditors, and, if appropriate, discharging our independent auditors;

●	Pre-approving engagements of our independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non-audit services proposed to be provided to us by our independent auditors;

●	Discussing with management and our independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of our financial statements;

●	Reviewing and discussing reports from our independent auditors on (1) the major critical accounting policies to be used, (2) significant alternative treatments of financial information within the U.S. generally accepted accounting principles, or GAAP, that have been discussed with management, (3) ramifications of the use of such alternative disclosures and treatments, and (4) other material written communications between our independent auditors and management;

●	Resolving any disagreements between management and our independent auditors regarding financial reporting;

●	Establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

●	Reporting regularly to the full Board of Directors.

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

D. Employees

As of December 31, 2024, we and our subsidiaries had 35 full-time employees and 128 part-time employees, respectively. As of December 31, 2024, we had the following numbers of full-time employees by cost nature: 5 in sales and marketing, 7 in general and administrative functions, 2 in research and development and 21 in cost of revenues. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.  Share Ownership

The following table sets forth, as of the date of this annual report, certain information concerning the beneficial ownership of the Class A Ordinary Shares and Class C Ordinary Shares by (i) each shareholder known by the Company to own beneficially five percent or more of the outstanding Class A Ordinary Shares and Class C Ordinary Shares; (ii) each director and the nominee for director of the Company; (iii) each executive officer of the Company; and (iv) all executive officers and directors of the Company as a group, and their percentage ownership and voting power.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons named in the following table have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. As of the date of this annual report, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 52,419,109 Class A Ordinary Shares issued and outstanding and the percentage of beneficial ownership for holders of Class C ordinary shares is based on 4,708,415 Class C Ordinary Shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the Company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class C ordinary shares are entitled to ten votes per share.

Unless otherwise indicated, the address of such individual is c/o Ambow Education Holding Ltd., 10080 N. Wolfe RD, Suite SW3-200, Cupertino, CA 95014.

	Shares beneficially owned (1)						Percentage of votes held
	Number of	Percentage of	Number of	Percentage of	Number of	Percentage of	Based on	Based on	Based on
	Class A	Class A	Class C	Class C	total	total	total Class A	total Class C	Total
	ordinary	Ordinary	Ordinary	ordinary	ordinary	ordinary	ordinary	ordinary	Ordinary
Name	shares	shares (%)	shares	shares (%)	shares	shares (%)	shares (%)	shares (%)	shares (%)
Directors and Executive Officers:
Jin Huang (2)(5)	351,312	0.67%	4,708,415	100%	5,059,727	8.86%	0.67%	100%	47.67%
Yigong Justin Chen	—	—	—	—	—	—	—	—	—
Mingjun Wang	—	—	—	—	—	—	—	—	—
Yanhui Ma	—	—	—	—	—	—	—	—	—
Chiao-Ling Hsu	—	—	—	—	—	—	—	—	—
All executive officers and directors of the Company as a group (6 persons) (4)	1,138,430	2.17%	4,708,415	100%	5,846,845	10.23%	2.17%	100%	48.46%
5% and Greater Shareholders
New Summit Global Limited	2,703,475	5.16%	—	—	2,703,475	4.73%	5.16%	—	2.72%
CEIHL Partners (I) Limited (3)	3,420,375	6.53%	—	—	3,420,375	5.99%	6.53%	—	3.44%
CEIHL Partners (II) Limited (3)	11,144,636	21.26%	—	—	11,144,636	19.51%	21.26%	—	11.20%
New Flourish Holdings Limited (5)(6)	770,212	1.47%	4,288,415	91.08%	5,058,627	8.85%	1.47%	91.08%	43.87%
Spin-Rich Ltd. (5)(7)	—	—	420,000	8.92%	420,000	0.74%	—	8.92%	4.22%

Note: Shares of executive officers and directors less than 1% of outstanding shares and shares of shareholders less than 5% of outstanding shares were not shown.

(1)	In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares subject to warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.

(2)	Of the 351,312 Class A Ordinary Shares (i) 287,214 of the Class A Ordinary Shares are owned by New Flourish Holdings Limited (“New Flourish”) for the benefit of Dr. Huang and certain officers of the Company, and (ii) 64,098 of the Class A Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares held by New Flourish, but disclaims beneficial ownership over such shares, which are held for the benefit of certain officers of the Company.

(3)	Mrs. Ye Wen is the sole shareholder of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited (collectively “CEIHL”). CEIHL Partners (I) Limited holds 3,420,375 Class A Ordinary Shares and CEIHL Partners (II) Limited holds 11,144,636 Class A Ordinary Shares. As the sole shareholder of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited, Mrs. Ye Wen has sole voting and dispositive power over the Class A Ordinary Shares held by CEIHL.

(4)	Includes Class A Ordinary Shares and Class C Ordinary Shares held by all of our directors and executive officers as a group.

(5)	Of the 4,708,415 Class C Ordinary Shares, (i) 4,288,415 of the Class C Ordinary Shares are owned by New Flourish for the benefit of Dr. Jin Huang, and (ii) 420,000 of the Class C Ordinary Shares are owned by Spin-Rich Ltd. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class C Ordinary Shares held by New Flourish.

(6)	Dr. Jin Huang, as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares and the Class C Ordinary Shares owned by New Flourish. Dr. Huang disclaims beneficial ownership over the Class A Ordinary Shares held by New Flourish, which are held for the benefit of certain officers of the Company.

(7)	Dr. Jin Huang has sole voting control and investment power over Class C Ordinary Shares owned by Spin-Rich Ltd.

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

As of the date of this annual report, approximately 57,127,524 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of the date of this annual report, 814,018 ADRs, representing 16,280,360 underlying ordinary shares were outstanding. The number of beneficial owners of our ADR in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

F.  Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.  Major Shareholders

Please refer to “Item 6.E Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Please see Note 17 of the consolidated financial statements filed as part of this annual report.

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

For more details of our related party transactions, please see Note 17 of the consolidated financial statements filed as part of this annual report .

Stock Incentive Plans

See “Item 6.B. Directors, Senior Management and Employees-Compensation-Share Options.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.  Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Information on the Company-Business Overview-Legal Proceedings.”

Dividends

Our Board of Directors has the discretion over whether to pay dividends on our ordinary shares. Since our inception, we have not declared or paid any dividends on our shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors, and subject to Cayman Islands law.

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

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ADSs (each representing twenty Class A Ordinary Shares) currently trade in the NYSE American under the symbol “AMBO.” Prior to February 20, 2024, one ADS represented two Class A ordinary share. On February 20, 2024, we effected a change of the ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to one ADS representing twenty Class A ordinary shares. The ratio change has the same effect as a 1-for-10 ADS reverse split. There was no change to the underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in ADS ratio. See “Item 9. The Offer and Listing—C. Markets.”

B.  Plan of Distribution

Not applicable.

C. Markets

See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

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

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of the ADSs or ordinary shares. This discussion also does not address the tax treatment of any taxes, fees or expenses that may be payable by an ADS holder pursuant to the deposit Agreement. Additionally, this discussion does not consider the tax treatment of partnerships or other pass- through entities or persons who hold the ADSs or ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of the ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of the ADSs or ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of the ADSs or ordinary shares will be in U.S. dollars.

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

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to cash distributions made on the ADSs or ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of the ADSs or ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ADSs or ordinary shares is long- term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in the ADSs or ordinary shares.

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

F.  Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The documents concerning our company referred to in this document and required to be made available to the public are available at our principal executive offices located at 10080 N. Wolfe RD, Suite SW3-200, Cupertino, CA 95014, USA.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary, with our annual reports, which include a review of operations and annual audited consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP” or “GAAP”), and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary makes such notices, reports and communications available to holders of ADSs and, upon our request, mails to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

Our website is https://www.ambow.com/. We make our annual reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide electronic or paper copies of our annual reports free of charge to our shareholders and ADS holders upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

I.  Subsidiary Information

See “Item 4.C Information on the Company—Organizational Structure” for information about our subsidiaries.

J.  Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk. At December 31, 2023 and 2024, we had $2.7 million and $2.7 million, respectively, of borrowings outstanding. The interest rates on our borrowings are fixed as defined in respective loan agreements. A hypothetical 10% increase in interest rates in 2024 would have resulted in an increase of approximately $0.02 million in our interest expense for 2024.

Item 12. Description of Securities Other Than Equity Securities

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other Securities

Not applicable.

D. American Depositary Shares

On January 29, 2024, we announced the change of the ratio of our American Depositary Receipts, representing Class A ordinary shares from one ADS for two Class A ordinary shares to one ADS for twenty Class A ordinary shares. There was no change to our Class A ordinary shares or Class C ordinary shares. The effect of the ratio change on the ADS trading price on NYSE American occurred on February 20, 2024.

Fees and Charges Our ADS Holders May Have to Pay

Citibank, N.A. is the depositary of our ADS program. Our ADS holders will be required to pay the following service fees to the depositary bank for our ADSs:

Service	Fees
Issuance of ADSs upon deposit of Shares	Up to U.S. $5.00 per 100 ADS issued

Delivery of Deposited Securities against surrender of ADSs	Up to U.S. $5.00 per 100 ADS surrendered

Distribution of cash dividends or other cash distributions	Up to U.S. $5.00 per 100 ADS held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. $5.00 per 100 ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. $5.00 per 100 ADS held

Depositary Services	Up to U.S. $5.00 per 100 ADSs held on the applicable record date(s) established by the Depositary

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses incurred by us in respect of our ADR program and investor relations program. For the year ended December 31, 2024, we have not received any reimbursement from Citibank, N.A., the depositary bank for our ADR program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Material Modifications to the Rights of Security Holders.

None.

B. Use of Proceeds

None.

Item 15. Controls and Procedures Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded, as of December 31, 2024, that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. In the course of preparing our consolidated financial statements, we identified one significant deficiency, which was identified in June 30, 2024, related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

To remedy our identified significant deficiency and improve our internal control over financial reporting, we implemented a number of measures including but not limited to (i) establishing relevant processes that are necessary for preparing consolidated financial reports and relevant disclosure; (ii) conducting trainings for the management and relevant personnel to enable them to have a full understanding of financial reporting requirements set forth by the SEC as well as the responsibilities of listed companies; and (iii) working closely with our auditors and lawyers to seek professional advice and guidance to address the significant deficiency.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report on internal control over financial reporting from our company’s registered public accounting firm, because we, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, are not required to have an attestation report on internal control over financial reporting from our external auditors.

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

Item 16C Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below our independent registered public accounting firms for 2023 and 2024. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the years ended December 31,
	2023	2024
	Marcum Asia fees	Prouden fees
	(U.S. dollars in millions)
Audit fees	0.2	0.2

“Audit fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit services provided by Guangdong Prouden CPAs GP, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F Change in Registrant’s Certifying Accountant

We changed our independent registered public accounting firm in December 2024.

(a)

The Audit Committee of the Board of Directors of the Company dismissed Marcum Asia CPAs LLP (the “Marcum Asia”) as the Company’s independent registered public accounting firm, effective December 20, 2024.

The dismissal of Marcum Asia was made after careful consideration and was approved by the Audit Committee and the Board of Directors of the Company.

 Our financial statements as of and for the fiscal years ended December 31, 2022 and 2023, had previously been audited by Marcum Asia.

Marcum Asia’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2022 and 2023, and during the subsequent interim period through December 20, 2024, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company has furnished Marcum Asia with a copy of the foregoing disclosure and requested Marcum Asia to furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the foregoing statements, and if not, stating the statements which it does not agree with. A copy of such letter from Marcum Asia is filed as Exhibit 16.1 to this Form 20-F.

(b)

The Audit Committee of the Board of Directors of the Company appointed Guangdong Prouden CPAs GP (the “Prouden”) as the Company’s independent registered public accounting firm, effective December 23, 2024.

Prouden succeeds Marcum Asia CPAs LLP, which previously was the independent auditor providing audit services to the Company. The appointment of Prouden was made after careful consideration and was approved by the Audit Committee and the Board of Directors of the Company on December 20, 2024.

During the Company’s two most recent fiscal years ended December 31, 2023, and during the subsequent interim period prior to the engagement of Prouden on December 23, 2024, neither the Company nor anyone acting on its behalf consulted with Prouden on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Prouden that Prouden concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

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

Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J Insider Trading Policies

We have adopted insider trading policies and procedures, governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company.

Item 16K Cybersecurity

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

Item 18. Financial Statements

The consolidated financial statements of Ambow are included at the end of this annual report.

Item 19. Exhibits

Exhibit No.	Description
1.1	Sixth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on June 4, 2015)
1.3	License Agreement (incorporated by reference to Exhibit 99.2 of our 6-K filed with the Commission on October 7, 2024)
2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit (a) of our F-6 registration statement (File No. 333-168238), initially filed with the Commission on July 21, 2010, as amended on January 29, 2024 (the “F-6 Registration Statement”))
2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of the F-1 Registration Statement with the Commission on July 14, 2010)
2.3	Form of Deposit Agreement among the company, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a) of the F-6 Registration Statement, as amended on January 29, 2024)
2.4	Third Amended and Restated Investor Rights Agreement, among the company and the other parties therein (incorporated by reference to Exhibit 4.4 of our registration statement (File No. 333-168096), as amended, initially filed with the Commission on July 14, 2010 (the “F-1 Registration Statement”)
2.5*	Description of Securities of the Registrant
4.1	Form of Indemnification Agreement with the company’s directors and executive officers (incorporated by reference to Exhibit 10.3 of the F-1 Registration Statement with the Commission on July 14, 2010)
4.2	Amended 2010 plan (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on November 14, 2018)
4.3	Share Purchase Agreement among Ambow Education Holding Ltd., Ambow Education Ltd., Ambow Education Management Ltd. and Ambow Education Group Ltd., and Clover Wealth Limited, dated November 23, 2022 (incorporated by reference to Exhibit 99.2 of Form 6-K filed with the Commission on November 23, 2022)
4.4	Securities Purchase Agreement by and between Ambow Education Holding Ltd. and the investor identified therein. dated as of February 1, 2023 (incorporated by reference to Exhibit 99.2 of Form 6-K filed with the Commission on March 2, 2023)
4.5	Licensing Agreement by and between Ambow Education Holding Ltd. and ININSPIRING FUTURES PTE. LTD., dated as of June 26, 2024 ((incorporated by reference to Exhibit 99.2 of Form 6-K filed with the Commission on October 7, 2024)
4.6	2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of our 6-K filed with the Commission on November 15, 2024)
8.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Form 20-F filed with the Commission on April 25, 2024)
11.2*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Guangdong Prouden CPAs GP*
16.1*	Letter of Auditor
97	Clawback Policy (incorporated by reference to Exhibit 97 of Form 20-F filed with the Commission on April 25, 2024)
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*
Exhibit 104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBOW EDUCATION HOLDING LTD.
(Registrant)

	By:	/s/ Jin Huang
Dr. Jin Huang
President, Chief Executive Officer and Acting Chief Financial Officer

Date: March 28, 2025

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of Ambow Education Holding Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ambow Education Holding Ltd. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Impairment Assessment on Intangible Assets and Other Long-Lived Assets

Critical Audit Matter Description

As described in Note 7, Note 8, Note 9 and Note 16 to the financial statements, the Company performed impairment assessment on the property and equipment, intangible assets, certain other non-current asset and operating lease right-of-use assets, and except for $657 of impairment loss recognized for intangible assets during the year ended December 31, 2022, no impairment loss recognized for property and equipment, intangible assets, other non-current asset and operating lease right-of-use assets.

The Company perform impairment assessment annually and the assessment involved a high degree of subjectivity, including assessing qualitative factors, whether events or changes in circumstances indicate that the carrying amount may not be recoverable for a long-lived asset group, and the projection of future cash flows in which the significant assumptions including revenue growth rates, operating margins and discount rate are used in calculation.

Auditing the Company’s impairment assessment was complex due to the significant uncertainty of estimates and judgements involved in management’s assessment of whether qualitative factors or indicators existed, and if so, forecasting the future cash flows. Future changes in the estimates and judgments could result in a significantly different estimate of the fair value of indefinite-lived intangible asset and the long-lived asset group, and could result in additional impairment.

How We Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

●	evaluating management’s assessment as to whether indicators of impairment existed;

●	testing the completeness and accuracy, and assessing the relevance of underlying data used in the future cash flows;

●	testing the reasonableness of the significant assumptions, including revenue growth rates and operating margins, by comparing with historical and subsequent data. We also independently developed our unobservable inputs and compared them to the Company’s results;

●	involving our valuation specialists to assist in evaluating the valuation methodologies and significant inputs used by the Company in the valuation.

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2024.

Guangzhou, China

March 28, 2025

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2023	2024

ASSETS
Current assets:
Cash and cash equivalents	4	$274	$1,123
Restricted cash	4	9,781	7,318
Accounts receivable, net	5	2,280	2,541
Prepaid and other current assets	6	178	659
Total current assets		12,513	11,641
Non-current assets:
Property and equipment, net	7	6	1,200
Intangible assets, net	8	522	512
Other non-current assets, net	9	2,629	1,296
Operating lease right-of-use asset	16	4,896	2,722
Total non-current assets		8,053	5,730

Total assets		$20,566	$17,371

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2023	2024

LIABILITIES
Current liabilities:
Short-term borrowings	10	$3,939	$2,700
Accounts payable		1,386	749
Accrued and other liabilities	11	1,468	1,029
Income taxes payable, current		510	12
Operating lease liability, current	16	2,486	2,357
Total current liabilities		9,789	6,847
Non-current liabilities:
Operating lease liability, non-current	16	4,349	3,787
Total non-current liabilities		4,349	3,787

Total liabilities		$14,138	$10,634

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2023	2024

Commitments and contingencies	19

EQUITY
Preferred shares
($0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2023 and 2024)		—	—
Class A Ordinary shares
($0.003 par value; 66,666,667 and 66,666,667 shares authorized; 52,419,109 and 52,419,109 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	12	$146	$146
Class C Ordinary shares
($0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	12	13	13
Additional paid-in capital		517,031	517,031
Accumulated deficit		(510,634)	(510,325)
Accumulated other comprehensive income		(128)	(128)
Total equity		6,428	6,737
Total liabilities and equity		$20,566	$17,371

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2022	2023	2024
		Note 3(b)
NET REVENUES
- Educational programs and services		$14,840	$9,163	$7,468
- HybriU licensing		—	—	1,924
Total net revenues		14,840	9,163	9,392
COST OF REVENUES
- Educational programs and services		(14,556)	(6,669)	(4,405)

GROSS PROFIT		284	2,494	4,987
OPERATING EXPENSES
Selling and marketing		(1,487)	(1,051)	(1,013)
General and administrative		(7,628)	(5,264)	(4,258)
Research and development		—	(484)	(438)
Impairment loss		(657)	—	—
Total operating expenses		(9,772)	(6,799)	(5,709)

OPERATING LOSS		(9,488)	(4,305)	(722)

OTHER INCOME (EXPENSE)
Interest expenses	10	(101)	(57)	(63)
Other income (expenses), net		500	(199)	255
Loss on disposal of subsidiaries		(163)	—	—
Gain on disposal of assets		—	1,400	—
Total other income, net		236	1,144	192

LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS		(9,252)	(3,161)	(530)
Income tax (expenses) benefit		—	(14)	839

LOSS FROM CONTINUING OPERATIONS		(9,252)	(3,175)	309
Loss from and on sale of discontinued operations, net of income tax	18	(5,056)	—	—

NET (LOSS) INCOME		$(14,308)	$(3,175)	$309
Less: Net loss attributable to noncontrolling interests from continuing operations		—	—	—
Less: Net loss attributable to noncontrolling interests from discontinued operations		(235)	—	—

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM CONTINUING OPERATIONS		(9,252)	(3,175)	309
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM DISCONTINUED OPERATIONS		(4,821)	—	—

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		$(14,073)	$(3,175)	$309

OTHER COMPREHENSIVE LOSS, NET OF TAX
Foreign translation adjustments		(339)	—	—
Other comprehensive loss		(339)	—	—

TOTAL COMPREHENSIVE (LOSS) INCOME		(14,647)	(3,175)	309

Basic (loss) income from continuing operations per share	15	$(0.19)	$(0.06)	$0.0054
Diluted (loss) income from continuing operations per share	15	$(0.19)	$(0.06)	$0.0054
Basic (loss) income from continuing operations per ADS	15	$(3.80)	$(1.20)	$0.1080
Diluted (loss) income from continuing operations per ADS	15	$(3.80)	$(1.20)	$0.1080

Basic loss from discontinued operations per share	15	$(0.10)	—	—
Diluted loss from discontinued operations per share	15	$(0.10)	—	—
Basic loss from discontinued operations per ADS	15	$(2.00)	—	—
Diluted loss from discontinued operations per ADS	15	$(2.00)	—	—

Weighted average shares used in calculating basic net income (loss) per share		49,458,266	56,333,003	57,127,524
Weighted average shares used in calculating diluted net income (loss) per share		49,458,266	56,333,003	57,127,524
Share-based compensation expense from continuing operations included in:
- Selling and marketing		—	—	—
- General and administrative	13	$1,083	—	—
- Research and development		—	—	—

The accompanying notes are an integral part of these consolidated financial statements

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary shares (Note 12)		Class C Ordinary shares (Note 12)		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total
	Note	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity

Balance as of January 1, 2022		41,973,276	$115	4,708,415	$13	$514,115	$556	$(495,240)	$1,637	$70	$21,266
Share-based compensation	13	—	—	—	—	1,083	—	—	—	—	1,083
Issuance of ordinary shares for restricted stock award	13	5,445,833	16	—	—	(16)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	1,298	(1,637)	—	(339)
Disposal of subsidiaries		—	—	—	—	—	(556)	556	—	(17)	(17)
Capital injection from minority shareholders		—	—	—	—	—	—	—	—	182	182
Net loss		—	—	—	—	—	—	(14,073)	—	(235)	(14,308)
Balance as of December 31, 2022		47,419,109	$131	4,708,415	$13	$515,182	—	$(507,459)	—	—	$7,867

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary shares (Note 12)		Class C Ordinary shares (Note 12)		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total
	Note	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity

Balance as of January 1, 2023		47,419,109	$131	4,708,415	$13	$515,182	—	$(507,459)	—	—	$7,867
Issuance of ordinary shares in a registered direct offering	12	5,000,000	15	—	—	1,849	—	—	—	—	1,864
Impact on changing the reporting currency		—	—	—	—	—	—	—	(128)	—	(128)
Net loss		—	—	—	—	—	—	(3,175)	—	—	(3,175)
Balance as of December 31, 2023		52,419,109	$146	4,708,415	$13	$517,031	—	$(510,634)	$(128)	—	$6,428

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary shares (Note 12)		Class C Ordinary shares (Note 12)		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total
	Note	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity

Balance as of January 1, 2024		52,419,109	$146	4,708,415	$13	$517,031	—	$(510,634)	$(128)	—	$6,428
Net Income		—	—	—	—	—	—	309	—	—	309
Balance as of December 31, 2024		52,419,109	$146	4,708,415	$13	$517,031	—	$(510,325)	$(128)	—	$6,737

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2022	2023	2024
	Note 3(b)
Cash flows from operating activities
Net (loss) income from continuing operations	$(9,252)	$(3,175)	$309
Net loss from discontinued operations	(5,056)	—	—
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	226	18	16
Amortization of operating lease right-of-use asset	3,519	2,076	2,174
Lease termination and modification gain	(756)	—	—
Share-based compensation expense	1,083	—	—
Bad debt provision	163	389	(90)
Impairment loss	657	—	—
Loss on disposal of subsidiaries	163	—	—
Disposal loss from property and equipment	—	267	—
Accounts receivable	(415)	(1,384)	(171)
Prepaid and other current assets	788	5,993	(62)
Other non-current assets	722	39	1,724
Accounts payable	(237)	(1,007)	(637)
Accrued and other liabilities	860	(2,298)	(439)
Income tax payable	—	(18)	(498)
Deferred revenue	(781)	—	—
Operating lease liabilities	(2,386)	(1,190)	(691)
Net cash (used in)/provided by operating activities, continuing operations	(5,646)	(290)	1,635
Net cash used in operating activities, discontinued operations	(3,602)	—	—
Cash flows from investing activities
Purchase of property and equipment	—	—	(1,200)
Purchase of other non-current assets	—	—	(810)
Net cash used in investing activities, continuing operations	—	—	(2,010)
Net cash used in by investing activities, discontinued operations	(19,491)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2022	2023	2024
	Note 3(b)
Cash flows from financing activities
Proceeds from issuance of ordinary shares and warrants to purchase ordinary shares, net off expenses	—	1,864	—
Proceeds from short-term borrowing	3,014	2,439	1,200
Repayments of short-term borrowing	—	(1,500)	(2,439)
Net cash provided by (used in) financing activities, continuing operations	3,014	2,803	(1,239)
Net cash provided by financing activities, discontinued operations	2,040	—	—

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(100)	(128)	—

Net change in cash, cash equivalents and restricted cash	(23,785)	2,385	(1,614)

Cash, cash equivalents and restricted cash at beginning of year	31,455	7,670	10,055

Cash, cash equivalents and restricted cash at end of year	$7,670	$10,055	$8,441
Less: Cash, restricted cash and cash equivalents of discontinued operations	—	—	—
Cash, cash equivalents and restricted cash at end of year from continuing operations	$7,670	$10,055	$8,441
Supplemental disclosure of cash flow information
income tax paid	—	$(27)	$(5)
Interest paid	$(1)	$(164)	$(171)
Supplemental disclosure of non-cash investing and financing activities:
Derecognition of assets other than cash of disposed subsidiaries/deregistered subsidiaries	$62	—	—
Derecognition of liabilities of disposed subsidiaries/deregistered subsidiaries, net of recognized amount due to the disposed subsidiaries/deregistered subsidiaries	$86	—	—
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	—	$129	—
Receivable from sale of discontinued operations	$6,058	—	—

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

c. Major subsidiaries

During 2024, the Company’s major subsidiaries include the following entities:

Name	Date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of ownership %	Principal activity
Subsidiaries

Ambow Education Inc.	July 5, 2016	United States	100%	Investment Holding

Ambow BSC Inc. (Note i)	February 14, 2017	United States	100%	Investment Holding

Bay State College Inc. (Note i)	November 20, 2017	United States	100%	CP&CE Programs

Ambow NSAD Inc.	May 8, 2019	United States	100%	Investment Holding

NewSchool of Architecture and Design, LLC (“NewSchool”)	March 6, 2020	United States	100%	CP&CE Programs

(Note i) Ambow BSC Inc. and Bay State College Inc. were dissolved in 2024.

2. LIQUIDITY AND CAPITAL RESOURCES

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2024, the Group’s consolidated current assets exceeded its consolidated current liabilities by $4,794. The Group’s consolidated net assets were $6,737 as of December 31, 2024.

The Group’s principal sources of liquidity have been cash provided by operating activities, bank borrowings, third-party loans, and ordinary share issuances. The Group had net cash used in operating activities of $5,646 and $290 for the years ended December 31, 2022 and 2023, respectively, and net cash provided by operating activities of $1,635 for the year of 2024. As of December 31, 2024, the Group had $1,123 in unrestricted cash and cash equivalents.

The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenues and/or manage cost and operating expenses in line with revenue forecasts, the Group may not be able to achieve profitability.

The Group believes that available cash and cash equivalents, cash provided by operating activities should enable the Group to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, obtaining credit facilities, streamlining business units, controlling rental, overhead and other operating expenses and seeking to further dispose non-cash generating units. Management cannot provide any assurance that the Group will raise additional capital if needed.

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

Foreign currency transactions denominated in currencies other than functional currency are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of operations and comprehensive loos (income).

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

c. Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. On an on-going basis, the Group evaluates its estimates, including those related to the useful lives of long-lived assets including property and equipment, stock-based compensation, impairment of intangible assets and other long-lived assets, valuation allowance for deferred tax assets and allowance for credit loss. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Actual results may differ from these estimates.

d. Basis of consolidation

All significant inter-company transactions and balances have been eliminated upon consolidation.

The consolidated financial statements include the financial statements of the Company, its subsidiaries.

e. Reclassifications

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications relate to Cash and cash equivalents for the prior period presented that have been reclassified to Restricted cash to conform to the current period’s presentation and they have no effect on net income or stockholders’ equity as previously reported. For details, please refer to the Note 4-Cash, Cash Equivalents and Restricted Cash.

f. Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when initially purchased.

g. Restricted cash

Restricted cash includes the deposits required by U.S. Department of Education for contract implementation and the deposits necessary to secure lines of credit from financial institutions.

h. Accounts receivable, net

Accounts receivable, net mainly represent the amounts due from the students of the Group’s school in the US.

i. Allowance for Credit Losses

In accordance with Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments - Credit Losses, the Company estimates and records an expected lifetime credit loss on accounts receivable and long-term receivable included in other non-current assets by utilizing historical write-off rates as a starting point for determining expected credit losses and has considered all available relevant information, including details about past events, current conditions, and reasonable and supportable forecasts, as well as their impact on the expected credit losses. The allowance for expected credit losses is adjusted for current conditions and reasonable and supportable forecasts. The Company recognized a provision for expected credit losses on accounts receivable of $533 and $443 as of December 31, 2023 and 2024, respectively, prepaid and other current assets of nil and $461 as of December 31, 2023 and 2024 and on long-term receivable of $769 and $308 as of December 31, 2023 and 2024.

j. Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20-40 years
Motor vehicles	5 years
Office and computer equipment	3-10 years
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives

k.	Intangible assets

Intangible assets represent software, trade name and accreditation. The software was initially recorded at historic acquisition costs or cost directly incurred to develop the software during the application development stage that can provide future benefits, and amortized on a straight-line basis over estimated useful lives.

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis. The Group reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (Refer to Note 8-Intangible Assets for further information):

Software	2 years to 10 years
Trade names	Indefinite

The Group has determined that trade names have the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective trade names. Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually.

The Group performed impairment testing of indefinite-lived intangible assets in accordance with ASC 350, as of September 30 every previous year and December 31, 2024, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing qualitative assessment. When these events occur, the Group estimates the fair value of these trade names with the Relief from Royalty method (“RFR”), which is one of the income approaches. RFR method is generally applied for assets that frequently licensed in exchange for royalty payments. As the owner of the asset is relieved from paying such royalties to a third party for using the asset, economic benefit is reflected by notional royalty savings. An impairment loss is recognized for any excess in the carrying value over the fair value of trade names.

l. Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is Jin Huang, our Chairman of the Board of Directors and CEO.

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base and technology. The Group’s operating segment is based on such organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment.

The accounting policies of the single segment are the same as described in the significant accounting policies. The CODM assesses performance for the single segment and decides how to allocate resources based on net income that also is reported on the Consolidated Statements of Operations and Comprehensive (Loss) Income as consolidated net income. The measure of the single segment assets is reported on the Consolidated Balance Sheets as total consolidated assets.

The CODM reviews revenues and expenses at the consolidated level as disclosed in the Group’s Consolidated Statements of Operations and Comprehensive (Loss) Income and uses net income to evaluate return on assets and to monitor budget versus actual results and in competitive analysis by benchmarking to the Group’s competitors. The competitive analysis and the monitoring of budgeted versus actual results are used in assessing the segment’s performance and in establishing management’s compensation.

Substantially the majority of the Group’s revenues are derived from U.S. based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in and derived from U.S. . Therefore, no geographical segments are presented.

m. Impairment of intangible assets and long-lived assets

The Group reviews its intangible assets and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

n. Revenue recognition

The Group’s revenue is generated from delivering educational programs and licensing our HybriU.

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

The Group has one reportable segment. Bay State College and NewSchool in U.S. offer career-focused post-secondary educational services to undergraduate students and provide HybirU.

Bay State College was closed at the end of August 2024.

For undergraduate students, usually there are no written formal contracts between the Group and the students according to business practice. Records with students’ name, grade, tuition and fee collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities.

For undergraduate students, the Group’s performance obligation is to provide acknowledged academic education within academic years, and post-secondary with Associates and Bachelor’s programs within agreed-upon periods. The transaction price is the tuition fee received and circumstances like other variable consideration, significant financing component, noncash consideration, consideration payable to a customer did not exist. As there is only one performance obligation, all the transaction price is allocated to the one performance obligation. The Group satisfies performance obligation to students over time, and recognizes revenue according to school days consumed in each month of a semester.

We also derive revenue principally from licensing our solution of HybirU. Our HybriU can grant licenses (“Licensing”) to third parties in different markets.

Licensing - There is only one performance obligation for Licensing which is to deliver HybriU solution to customers as a combination of software, user manuals, technical documentation and other related materials, which customers can benefit alongside ready-made resources. Revenue for Licensing is recognized at point in time which is upon delivery of HybriU solution because the solution is considered as functional intellectual property due to the solution has significant standalone functionality, and the Company does not expect to substantively change that functionality which will significantly affect the utility of the solution after delivery. The Company also promises to provide unspecified updates, bug fixed and error collection for the solution (refer to as “technical support”) free of charge if any issues occurred during the operation and requested by customers during the licensing term. The technical support is considered as an immaterial promise and not identified as a single performance obligation because it’s minimally and infrequently provided to customers based on historical experiences which is also in line with the Company’s expectation. There is not variable consideration and significant financing component.

Contract Balances

The transferred control of promised service to customers results in the Group’s unconditional rights and conditional consideration receivable on passage of time. The Group has no contract assets as of December 31, 2023 and 2024.

The contract liabilities consist of deferred revenue, which relates to unsatisfied performance obligations at the end of each reporting period and consists of tuition received in advance from students. As of December 31, 2023 and 2024, the Group’s deferred revenue amounted to $544 and $436, while net revenue amount to $9,163 and $9,392, including net revenue from educational programs amounted to $9,163 and $7,468 for the years ended 2023 and 2024 respectively.

o. Cost of revenues

Cost of revenues for educational programs and services primarily consist of teaching fees and performance-linked bonuses paid to the teachers, rental payments for the schools and learning centers, depreciation and amortization of property, equipment and used in the provision of educational services, costs of educational materials.

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

q. Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, prepayment and other current assets, accounts payable and short-term borrowings. The carrying values of the financial instruments approximate their fair values due to their short-term maturities.

r. Net (loss) income per share

Basic earnings per share is computed by dividing net (loss) /income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net (loss)/income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the vest of restricted shares. Ordinary share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive. Ordinary share equivalents are also excluded from the calculation in loss periods, as their effects would be anti-dilutive.

s. Income taxes

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

ASC 740-10-50-19 requires that an entity disclose its policy on classification of interest and penalties due to taxing authorities in the notes to the financial statements. In addition, ASC 740-10-50-15(c) requires that all entities disclose in the statement of operations and in the statement of financial position the total amounts of the interest and penalties related to tax positions recognized. As of December 31, 2023 and 2024 the Company did not have any interest or penalty on tax deficiencies.

Deferred tax liabilities and assets are classified as noncurrent and presented with a netted off amount in the consolidated balance sheets as of December 31, 2023 and 2024, respectively.

t. Uncertain tax positions

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

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the year ended December 31, 2022, 2023 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

u. Comprehensive income

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist of unrealized gain or loss on short-term investments and foreign currency translation adjustments.

v. Share-based compensation

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

w. Loss contingencies

An estimated loss contingency is accrued and charged to the consolidated statements of operations and other comprehensive (loss) income (if both of the following conditions are met: (1) Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss; (2) the amount of loss can be reasonably estimated.

The Group reviews its contingent issues on a timely basis to identify whether the above conditions are met.

x. Recently issued accounting standards

In December, 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact of the above new accounting pronouncement or guidance on the consolidated financial statements.

In November, 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the above new accounting pronouncement or guidances on the consolidated financial statements.

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

	Years ended December 31,
	2023	2024
Cash and cash equivalents	$274	$1,123
Restricted cash (Note i)	9,781	7,318
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$10,055	$8,441

(Note i) Restricted cash required by U.S. Department of Education and the deposits necessary to secure lines of credit from financial institutions.

Revision of previously issued financial statements

During the course of preparing the consolidated financial statements for the year ended December 31, 2024, it was identified that there was a classification error in the previously issued consolidated financial statements for the year ended December 31, 2023 in relation to the measurement of “Cash and cash equivalents” and “Restricted cash.” The cash collateral that was pledged by the Company to obtain a letter of credit from financial institutions was included in “Cash and cash equivalents,” which shall be included in “Restricted cash,” and consequently resulted in a misstatement of “Cash and cash equivalents” and “Restricted cash.” As such, the Company revised the presentation of the consolidated balance sheet as of December 31, 2023. The revision had no impact on the net loss, comprehensive loss, loss per share, accumulated deficit or the cash flows as previously reported. The impact of the revision adjustments to the specific line items presented in the consolidated financial statements as of December 31, 2023 is summarized below.

As of December 31, 2023
Consolidated balance sheet:	As previously reported	Adjustment	As revised
	$	$	$
Cash and cash equivalents	4,834	(4,560)	274
Restricted cash	5,221	4,560	9,781

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2023	2024

Accounts receivable	$2,813	$2,984
Less: Allowance for credit losses	(533)	(443)
Accounts receivable, net	$2,280	$2,541

Allowance for credit losses:

	As of December 31,
	2023	2024

Balance at beginning of year	$(1,106)	$(533)
Addition	(389)	—
Reversed	—	90
Written off	193	—
Reclassification allowance to the other non-current assets	769	—
Balance at end of year	$(533)	$(443)

6. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid and other current assets, net consisted of the following:

	As of December 31,
	2023	2024
Prepayments to suppliers	$127	$189
Prepaid for HybriU development	29	29
Loans to third parties	6	6
Receivables from third-party (Note i)	—	880
Others (Note ii)	16	16
Total before allowance for doubtful accounts	178	1,120
Less: allowance for doubtful accounts (Note i)	—	(461)
Prepaid and other current assets, net	$178	$659

(Note i) Long-term receivable, net related to Bay State College and expected to be collected less than twelve months.

(Note ii) Others mainly included prepaid education supplies, prepaid outsourcing service fee, and other miscellaneous items.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2023	2024

Motor vehicles	$2	$2
Office and computer equipment	199	199
Construction in process	—	1,200
Leasehold improvements	24	24
Sub-total	225	1,425
Less: accumulated depreciation	(219)	(225)
Total	$6	$1,200

For the years ended December 31, 2022, 2023 and 2024, depreciation expenses from continuing operations were $206, $3 and $6, respectively, which were recorded in cost of revenues, general and administrative expenses.

The Construction in process mainly represented related to AI classroom project at the NSAD campus, which is scheduled for completion by the end of 2025.

The Group performed impairment assessment on the property and equipment, and there is no impairment loss for the years ended December 31, 2022, 2023 and 2024, respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of December 31,
	2023	2024
Gross carrying amount
Trade names	$460	$460
Software	276	276
Accreditation	100	100
	836	836
Less: accumulated amortization
Trade names	—	—
Software	(276)	(276)
Accreditation	(38)	(48)
	(314)	(324)
Intangible assets, net
Trade names	460	460
Software	—	—
Accreditation	62	52
	$522	$512

For the years ended December 31, 2022, 2023 and 2024, the Group performed impairment assessment on the Trade name and recognized impairment loss of $657, nil and nil on Trade name, respectively.

Amortization expenses for intangible assets from continuing operations amounted to $5, $15 and $10 for the years ended December 31, 2022, 2023 and 2024, respectively, which were recorded in general and administrative expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the future annual periods are as follows:

Amount

2025	$10
2026	10
2027	10
2028	10
2029	10
Thereafter	2
Total	$52

9. OTHER NON-CURRENT ASSETS, NET

Other non-current assets, net consisted of the following:

	As of December 31,
	2023	2024
Long-term restricted cash (Note i)	$1,714	$—
Long-term receivable (Note ii)	1,467	587
Educational content (Note iii)	—	810
Long-term lease deposits	194	194
Others	23	13
Sub-total	$3,398	$1,604
Less: allowance for credit losses (Note ii)	(769)	(308)
Total	$2,629	$1,296

(Note i) It includes cash in collateral bank accounts for the issuance of letters of credit in U.S.

(Note ii) Long-term receivable, net related to Bay State College and expected to be collected more than twelve months. The portion expected to be collected within 12 months is reclassified to prepaid and other current assets, net.

(Note iii) For the year ended December 31, 2024, the Group performed impairment assessment on the Educational content and nil impairment loss was recorded.

Amortization expenses for other non-current assets amounted to nil, nil and $90 for the years ended December 31, 2022, 2023 and 2024, respectively, which were recorded in cost of revenue.

10. SHORT-TERM BORROWINGS

The following table sets forth the loan agreement of short-term borrowing from bank:

Date	Borrower	Lender	Amount ($)	Annual Interest Rate	Repayment Due Date
January 9, 2024	Ambow Education Inc.	Cathay Bank	1,200	6.00%	December 27, 2025
October 11, 2022	Ambow Education Inc.	Cathay Bank	1,500	6.29%	October 10, 2025

In October 2022 and January 2024, the Group pledged its restricted cash amount of $1,500 and $1,200, respectively, to obtain the borrowings amount of $1,500 and $1,200 from Cathay Bank. Refer to the Note 4-Cash, Cash Equivalents and Restricted Cash.

On October 11, 2022, the Group received a loan from Cathay Bank in the amount of $1,500 with a maturity date of October 11, 2023, which was renewed on November 6, 2023 with its original maturity date of October 11, 2024 and bearing interest at 6.29% per annum. On January 9, 2024, the Group received a loan from Cathay Bank in the amount of $1,200 with its original maturity date of December 28, 2024 and bearing interest at 6.00% per annum. The above loans from Cathay Bank were renewed respectively in September and November 2024 to a renewed maturity date of October 10, 2025 and December 27, 2025. The pledges shall be terminated once all borrowings have been repaid and pledge cancellation registration procedures have been completed.

11. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of December 31,
	2023	2024
Accrued payroll and welfare	$635	$578
Amounts due to students (Note i)	268	5
Deferred revenue (Note ii)	544	436
Others	21	10
Total	$1,468	$1,029

(Note i) The balance represented refund to students and HEERF Grant to students received on behalf of students.

(Note ii) The balance represented the tuition payment collected in advance.

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

13. SHARE BASED COMPENSATION

Amended and Restated 2010 Equity Incentive Plan

On June 1, 2010, the Group adopted the 2010 Equity Incentive Plan, or the “2010 Plan”, which became effective upon the completion of the IPO on August 5, 2010 and terminated automatically 10 years after its adoption. On December 21, 2018, the Group amended and restated the 2010 Plan, or the “Amended and Restated 2010 Plan,” which became effective upon the approval from the Board of Directors and shareholders. The plan will continue in effect for 10 years from the date adopted by the Board, unless terminated earlier under section 18 of the plan.

2024 Equity Incentive Plan

On December 20, 2024, we adopted the Company’s 2024 Equity Incentive Plan (the “Plan”), which became effective upon the approval of the shareholders at the Annual Meeting of Shareholders on December 20, 2024.The Plan provides for the grant of stock options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted stock awards, restricted stock unit awards and unrestricted stock awards to non-employee directors, officers, employees and nonemployee consultants of Ambow Education Holding Ltd. or its affiliates. the maximum aggregate number of Shares that may be awarded and sold under the Plan is 6,500,000 ordinary shares. The number of ordinary shares available for issuance under the Plan shall automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with the calendar year 2025, resulting in the aggregate number of ordinary shares available under this Plan equaling fifteen percent (15%) of the total number of ordinary shares outstanding on the last trading day in December of the immediately preceding calendar year minus the total number of reserved and available shares under the Company’s 2005 Plan and 2010 Plan.

Share options

Management of the Group is responsible for determining the fair value of options granted and have considered a number of factors when making this determination, including valuations. The Group has not granted options during the years of 2022, 2023 and 2024. As of December 31, 2023 and 2024, all share options were vested and previously expensed.

Restricted stock awards

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Group. Twenty-five percent of the awards vested on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant’s continuing service of the Group through each vesting date. In 2022, 2023 and 2024, 45,833, nil and nil shares of restricted stock were vested respectively.

On May 27, 2022, the Board of Directors approved to grant 200,000 fully vested Class A ordinary shares of the restricted stock to a consultant as consideration for its service rendered.

On June 30, 2022, the Board of Directors approved to grant 5,200,000 fully vested Class A ordinary shares of the restricted stock to senior employees of the Group for their services rendered in the past years.

A summary of the restricted stock awards as of December 31, 2023 and 2024 is as follows:

	Shares	Grant-date fair value	Weighted Average Remaining Contractual Term

Unvested at January 1, 2023	19,935	3.13	—
Granted	—	—	—
Vested	—	—	—
Forfeited or expired	—	—	—
Unvested at end of year	—	—	—
Shares vested but not issued at December 31, 2023	19,935	3.13	—
Unvested at January 1, 2024	—	—	—
Granted	—	—	—
Vested	—	—	—
Forfeited or expired	—	—	—
Unvested at end of year	—	—	—
Shares vested but not issued at December 31, 2024	19,935	3.13	—

The Group recorded share-based compensation expenses from continuing operations of $1,083, nil and nil in general and administrative expense for the restricted stock awards for the years ended December 31, 2022, 2023 and 2024, respectively, and the unrecognized share-based compensation expenses was nil as of December 31, 2023 and 2024.

14. TAXATION

a. Income taxes

Cayman Islands

Under the current laws of Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

US

Significant components of the provision for income taxes on earnings for the years ended December 31, 2022, 2023 and 2024 from continuing operations are as follows:

	Years ended December 31,
	2022	2023	2024

Current:	$—	(14)	$839
Deferred:	—	—	—
Income tax (expense) benefits	$—	(14)	$839

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2023	2024
Deferred tax asset:
Accrued expense	$1	$1
Allowance for doubtful accounts	346	152
Depreciation	84	—
Lease Liability	2,095	77
Tax loss carried forward	6,661	7,401
Research and development capitalization	91	922
Tax Credits	59	—
Total deferred tax assets	9,337	8,552
Valuation allowance	(7,794)	(8,371)
Deferred tax assets, net of valuation allowance	$1,543	$181

Deferred tax liabilities:
- Unrealized gain on acquisition/disposal	173	181
- Right-of-use assets	1,370	—
Total deferred tax liabilities	$1,543	$181
Deferred tax assets, net of valuation allowance and deferred tax liabilities	—	—

The following represents the amounts and expiration dates of operating loss carried forwards for tax purpose:

Amount
2025	—
2026	—
2027	—
2028	—
2029 and thereafter	$44,150
Total	$44,150

For entities incorporated in U.S., federal net loss generated before 2018 of $122 can be carried forward for 20 years and will begin to expire in 2037. Federal net loss generated in 2018 and onward of $26,535 can be carried forward indefinitely. State net loss of $17,493 can be carried forward for 20 years and will begin to expire in 2037.

The Company is subject to income tax in the U.S. federal jurisdiction. The Company has not been audited by the U.S. Internal Revenue Service in connection with income taxes. The Company’s tax years beginning with the year ended December 31, 2016, through December 31, 2024, generally remain open to examination by the Internal Revenue Service until its net operating loss carry-forwards are utilized and the applicable statutes of limitation have expired. The Group had no unrecognized tax benefits as of December 31, 2023 and 2024, respectively.

The Group evaluated the recoverable amounts of deferred tax assets to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. As of December 31, 2024, the deferred tax assets were offset with a full valuation allowance as the Company does not expect to realize its deferred taxes in the near future.

The following represents a roll-forward of the valuation allowance for each of the years:

	As of December 31,
	2023	2024
Balance at beginning of the year	$6,579	$7,794
Allowance made during the year	1,215	577
Reversals	—	—
NOL expire	—	—
Balance at end of the year	$7,794	$8,371

Reconciliation between total income tax expense and the amount computed by applying the US statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2022	2023	2024
	%	%	%

Weighted average statutory income tax rate	(21)%	(21)%	(21)%
States taxes, net of federal benefit	(5)%	(7)%	(4)%
Tax effect of non-deductible expenses	(4)%	—%	—%
Tax effect of tax-exempt entities	4%	2%	28.36%
Prior year true up	—%	(5)%	%
Changes in valuation allowance	26%	31%	(3.36)%
Effect of tax amendment	—	—	(158.11)
Effective tax rate	—%	—%	(158.11)%

Income/(loss) before income taxes from continuing operations is attributable to the following geographic locations for the years ended December 31:

	Year ended December 31,
	2022	2023	2024
United States	$(7,305)	$(2,843)	$186
Foreign	(1,947)	(318)	(716)
Total loss before income taxes	$(9,252)	$(3,161)	$(530)

15. NET LOSS/INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for the periods indicated:

	Years ended December 31,
	2022	2023	2024
Numerator:
Numerator for basic and diluted (loss) income per share from continuing operations	$(9,252)	$(3,175)	$309
Numerator for basic and diluted loss per share from discontinued operations	(5,056)	—	—
Denominator:
Denominator for basic (loss) income per share weighted average ordinary shares outstanding	49,458,266	56,333,003	57,127,524
Denominator for diluted (loss) income per share weighted average ordinary shares outstanding	49,458,266	56,333,003	57,127,524

Basic and Diluted (loss) income per share from continuing operations	$(0.19)	$(0.06)	$0.0054
Basic and Diluted loss per share from discontinued operations	$(0.10)	—	—

Basic and Diluted (loss) income per ADS from continuing operations (Note i)	$(3.80)	$(1.20)	$0.1080
Basic and Diluted loss per ADS from discontinued operations	$(2.00)	—	—

(Note i) In February, 2024, the Company changed the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares from one (1) ADS, representing two (2) Class A ordinary shares, to one (1) ADS representing twenty (20) Class A ordinary shares.

Basic (loss) income per ADS is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted (loss) income per ADS is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the year. Nil share was included in the calculation of diluted income per share for the year of 2022, 2023 and 2024.

16. LEASES

The Group has operating leases for classrooms, dormitories, and corporate offices.

The components of lease expense from continuing operations were as follows:

	Years ended December 31,
	2023	2024

Operating lease expense	$2,348	$2,353

Supplemental cash flow information related to leases from continuing operations was as follows:

	Years ended December 31,
	2023	2024

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,451	$871

Supplemental balance sheet information related to leases was as follows:

	Years ended December 31,
	2023	2024
Weighted-average Remaining Lease Term
Operating leases	2.20 Years	1.19 Years
Weighted-average Discount Rate	—	—
Operating leases	4.25%	4.31%

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2024.

The Group performed impairment test on the operating lease right-of-use assets and recognized impairment loss from continuing operations in nil for the year ended December 31, 2022, 2023 and 2024.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of December 31, 2024.

As of December 31, 2024, maturities of lease liabilities were as follows:

Amount

2025	$5,711
2026	465
2027	31
2028	9
2029	—
Thereafter	—
Total lease payments	6,216
Less: interest	(72)
Total	6,144
Less: current portion	(2,357)
Non-current portion	$3,787

As of December 31, 2024, the Group had no material operating or finance leases that had not yet commenced.

17. RELATED PARTY TRANSACTIONS

In January 2024, Ambow made a borrowing of $200 from a member of the management team of the Company and repaid the borrowing by the end of March 2024.

18. LOSS FROM AND ON SALE OF DISCONTINUED OPERATION, NET OF INCOME TAX

On November 23, 2022, the Group entered into a share purchase agreement with Clover Wealth Management (the “Purchaser”) to sell all of the equity interests to the Purchaser in consideration of the Purchaser paying US$ 12.0 million in cash to the Company (the “Sale of Ambow China”). The Sale was completed on December 31, 2022. After the Sale of Ambow China, the Company had sold all of its assets and operations in China. For the year ended December 31, 2022, the Group has recognized loss from discontinued operations, net of income tax of $11,115 and income on sale of discontinued operations, net of income tax of $6,059 in consolidated statements of operations and comprehensive (loss) income.

19. CONTINGENCIES

We are currently involved in two lawsuits concerning our leased property. Filed on July 15, 2024, by Art Block Investors, LLC et al., in the San Diego Superior Court (the “Court”), this unlawful detainer action seeks possession of premises occupied by NewSchool and recovery of $2,255,984.44 in past rent and common area maintenance (CAM) fees. Following trial, the Court issued a Proposed Statement of Decision awarding the plaintiffs possession and damages, with attorney’s fees and costs (estimated $80,000–$100,000) to be determined. NewSchool has objected, but judgment is expected within 30 days, followed by a motion for fees. In addition, filed on September 6, 2024, in the San Diego Superior Court, Art Block Investors, LLC et al. alleges breach of contract and guaranty against NewSchool and Ambow Education Holdings Ltd., seeking $4,466,247.80, potentially offset by amounts recovered in the first lawsuit. We, as defendants, have answered and are contesting the claims; no pretrial or trial dates have been set. The Company continues to evaluate these matters. A reasonable estimate of the amount of any possible loss or range of loss cannot be made as of December 31, 2024.

20. FAIR VALUE MEASUREMENTS

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

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates. The following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that are measured and reported at fair value on a recurring basis

For the years ended December 31, 2022, the Group performed impairment assessment on the trade name and recognized impairment loss of $657, nil and nil on the trade names in intangible assets, respectively. The following table presents the quantitative information about the Group’s Level 3 fair value measurements of the impaired trade name in 2022, which utilize significant unobservable internally-developed inputs:

	Fair value	Valuation techniques	Unobservable inputs	Inputs
Trade name impairment in 2022	$—	Relief-from-royalty method	Royalty rate	0%
			Discount rate	13.5%
			Revenue growth rate	3%

21. SUBSEQUENT EVENTS

The Company has not identified any events with a material financial impact on the Group’s consolidated financial statements.